Form 20-F
period 2001-12-31
PETROBRAS INTERNATIONAL FINANCE CO
filed 2002-07-01
CIK 1163371

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

                                 ANNUAL REPORT
               PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  for the fiscal year ended December 31, 2001

                            Commission File Number:

                    Petrobras International Finance Company
             (Exact name of registrant as specified in its charter)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)
                            Anderson Square Building
                                  P.O. Box 714
                            George Town, Grand Cayman
                                 Cayman Islands
                    (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the
                                   Act: None

   Securities registered or to be registered pursuant to Section 12(g) of the
                                   Act: None

    Securities for which there is a reporting obligation pursuant to Section
                               15(d) of the Act:

      Title of each class:                      Name of each exchange on which
                                                        registered:
U.S.$450,000,000 9.875% Senior Notes due 2008     Luxembourg Stock Exchange
U.S.$600,000,000 9.75% Senior Notes due 2011      Luxembourg Stock Exchange

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this Annual Report:
                  At December 31, 2001, there were outstanding:
         50,000 common shares of Petrobras International Finance Company

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes [X] No [ ]
 Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                     Page
                                                                                                     ----

Incorporation of Certain Documents By Reference.........................................................1

Forward Looking Statements..............................................................................1

Presentation of Financial Information...................................................................1

Difficulties of Enforcing Civil Liabilities Against Non-U.S. Persons....................................1

         Item 1.   Identity of Directors, Senior Management, and Advisers...............................2

         Item 2.   Offer Statistics and Expected Timetable..............................................2

         Item 3.   Key Information......................................................................2

         Item 4.   Information on the Company...........................................................11

         Item 5.   Operating and Financial Review and Prospects.........................................19

         Item 6.   Directors, Senior Management and Employees...........................................24

         Item 7.   Major Shareholders and Related Party Transactions....................................26

         Item 8.   Financial Information................................................................28

         Item 9.   The Offer and Listing................................................................28

         Item 10.  Additional Information...............................................................29

         Item 11.  Quantitative and Qualitative Disclosures About Market Risk...........................41

         Item 12.  Description of Securities Other than Equity Securities...............................42

         Item 13.  Defaults, Dividend Arrearages and Delinquencies......................................42

         Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.........42

         Item 15.  [Reserved]...........................................................................42

         Item 16.  [Reserved]...........................................................................42

         Item 17.  Financial Statements.................................................................42

         Item 18.  Financial Statement..................................................................42

         Item 19.  Exhibits.............................................................................43

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The annual report on Form 20-F of Petroleo Brasileiro S.A.--PETROBRAS for the year ended December 31, 2001, as first filed with the United States Securities and Exchange Commission (the "SEC") (Commission file No. 1-15106) on June 28, 2002, is incorporated herein by reference.

                           FORWARD LOOKING STATEMENTS

         Many statements made in this annual report under the captions "Item 3. Risk Factors," "Item 4. History and Development of the Company--Business Overview" relating to the operation and performance of Petrobras International Finance Company, or PIFCo, and Petrobras and under the caption "Item 5. Operating and Financial Review and Prospects" and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes in Petrobras' use of our services for market purchases of crude oil and oil products and changes in government regulations.

         All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

         The annual report on Form 20-F of Petrobras for the fiscal year ended December 31, 2001, incorporated herein by reference, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained therein, see "Forward-Looking Statements" on page 1 thereof.

                      PRESENTATION OF FINANCIAL INFORMATION

         Our functional currency is the U.S. dollar. Substantially all of our sales are made in U.S. dollars and all of our debt is denominated in U.S. dollars. Accordingly, our audited consolidated financial statements as of December 31, 2001, 2000 and 1999, and for each of the three years in the period ended December 31, 2001, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include our three wholly-owned subsidiaries, since their incorporation: Petrobras Netherlands B.V., Petrobras Europe Ltd. and Petrobras Finance Limited.

         Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

      DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

         We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. All of our directors and officers and certain of the experts named herein reside in Brazil, or elsewhere outside the United States, and all or a significant portion of the assets of such persons may be, and substantially all of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process upon such persons outside Brazil or the Cayman Islands, as the case may be, or to enforce against them or against us judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

         Walkers, our Cayman Islands counsel, advises us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in courts in New York or any other state of the United States of America, the courts of the Cayman Islands will recognize and enforce a judgment obtained in such a court, without any re-examination of its merits, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, where the judgment is final and in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules and which is conclusive, for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations, and which was neither obtained in a manner, nor is of a kind of enforcement of which is contrary to natural justice or the public policy of the Cayman Islands or by statute.

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS.

         Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.           KEY INFORMATION.

                             SELECTED FINANCIAL DATA

         The following table of selected financial data is presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the four years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our financial information set forth below under "Item 5. Operating and Financial Review and Prospects" and in our audited consolidated financial statements, and the accompanying notes appearing elsewhere in this annual report.

                                                                        For the Year Ended December 31,
                                                           -----------------------------------------------------------
                                                                2001          2000           1999           1998
                                                           ------------- -------------- ------------- ----------------
                                                                        (in thousands of U.S. dollars)
Income Statement Data:
Sales of crude oil, oil products and services.............  $  6,271,196  $  7,937,003   $  4,727,989   $  2,873,777
Cost of sales.............................................   (6,263,551)   (7,912,615)    (4,723,771)    (2,873,777)
                                                            ------------  ------------   ------------   ------------
Gross profit/(1)/.........................................         7,645        24,388          4,218             --
Financial income/(2)/.....................................       158,804       221,578        158,407         63,367
Financial expense/(2)/....................................     (187,215)     (219,637)      (142,232)       (62,359)
Gain on materials and equipment...........................           435           --             --             --
                                                            ------------  ------------   ------------   ------------
Net income (loss).........................................  $   (20,331)  $     26,329   $     20,393   $      1,008
                                                            ============  ============   ============   ============
Balance Sheet Data (end of period):
Cash and cash equivalents.................................  $     48,593  $     51,198   $     49,354   $     16,503
Total assets..............................................     4,957,769     3,244,465      2,899,987      1,729,804
Loans payable to related parties..........................       334,564     1,716,565      1,628,868        570,037
Short-term debt and current portion of long-term debt.....       990,427       530,352        741,500        905,000
Long-term debt............................................     2,335,000       245,000            --             --
Total stockholder's equity................................        49,388         9,719         21,450          1,057

------------
/(1)/Gross profit reflects profits earned by us from our third-party sales of crude oil and oil products and services, since we record profits from sales of crude oil and oil products to Petrobras as financial income.
/(2)/Financial income is derived from time deposits, financing of sales to Petrobras and inter-company loans to Petrobras. Financial expense is derived mainly from interest on our lines of credit and capital markets indebtedness and inter-company loans from Petrobras.

                                  RISK FACTORS

RISKS RELATING TO OUR COMPANY

We may not earn enough money from our own operations to meet our debt obligations.

         We are a direct wholly-owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. We have extremely limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to Petrobras with financing for such operations provided by Petrobras as well as third-party credit providers. We also resell crude oil and oil products to third parties on a limited basis. Our ability to pay interest, principal and other amounts due on our outstanding and future debt obligations will depend upon:

         . Petrobras' continued utilization of our services for market purchases of crude oil and oil products;

         . Petrobras' willingness to continue to make inter-company loans to us and provide other financial support; and

         . our ability to access financing sources, including third-party credit facilities.

         In the event of a material adverse change in Petrobras' financial condition or results of operations or in Petrobras' financial support of us, we may not have sufficient funds to repay all amounts due on our indebtedness. See "Risks Relating to Petrobras," "Risks Relating to Petrobras' Relationship with the Brazilian Government," "Risks Relating to the Oil and Gas Industry" and "Risks Relating to Brazil" below for a more detailed description of certain risk factors that may have a material adverse impact on Petrobras' financial condition or results of operations and therefore affect our ability to meet our debt obligations.

If Brazilian law restricts Petrobras from paying us in U.S. dollars, we may have insufficient U.S. dollar funds to make payments on our debt obligations.

         We obtain substantially all of our funds from Petrobras' payments in U.S. dollars for crude oil that it purchases from us. In order to remit U.S. dollars to us, Petrobras must comply with Brazilian foreign exchange control regulations, including preparing specified documentation to be able to obtain U.S. dollar funds for payment to us. If Brazilian law were to impose additional restrictions, limitations or prohibitions on Petrobras' ability to convert Reais into U.S. dollars, it could restrict the source of U.S. dollar funds available for us to make payment on our debt obligations.

We may be limited in our ability to pass on our financing costs.

         Our business is principally to engage in the purchase of crude oil and oil products for resale to Petrobras. At any time, we may incur indebtedness related to such purchases and/or financing from Petrobras or third-party credit providers. As of December 31, 2001, approximately 12.8% of our indebtedness on a stand-alone basis was floating-rate debt denominated in U.S. dollars. While Petrobras is in the process of changing its risk management processes, including those which may affect us, neither Petrobras nor we have yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. We have historically passed on our financing costs to Petrobras by selling crude oil and oil products to Petrobras at a premium to compensate for our financing costs. Although we and Petrobras are considering methods of continuing this practice in the future, we cannot assure you that this practice will continue. Our inability to transfer our financing costs to Petrobras could have a material adverse effect on our business.

RISKS RELATING TO PETROBRAS

Due to changes in government regulations, Petrobras faces increasing competition and may lose market share.

         Substantial changes have been occurring in the oil and gas industry in Brazil as a result of the continuing process of deregulation by the Brazilian government. The changes in government regulation, including the elimination of import tariffs on refined oil products in January 2001, have enabled and attracted multinational and regional oil and gas companies to enter the Brazilian oil and gas market.

         As a result of changes in government regulations, Petrobras expects existing and new participants to further expand their activities in the supply (downstream) market in Brazil and, accordingly, competition to increase. Petrobras expects increased competition to lead to a reduction in its market share in Brazil. This increased competition could have a material adverse effect on Petrobras' business, results of operations and financial condition.

Potential costs of environmental compliance and improvement of environmental standards may have a material adverse effect on Petrobras.

         Petrobras' facilities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. Petrobras spent approximately U.S.$472 million in 2001, U.S.$356 million in 2000 and U.S.$106 million in 1999 to comply with environmental laws. However, since environmental laws are becoming stricter in the other jurisdictions where Petrobras operates, its capital expenditures and expenses for environmental compliance may increase substantially in the future.

          Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary widely from those currently anticipated. Petrobras could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these environmental regulations. The amount of investments Petrobras makes in any given year, including its capital expenditures, could be subject to limitations. Accordingly, expenditures required for compliance with environmental regulation might lead to:

         . reductions in other strategic investments Petrobras has planned, resulting in a decrease to its profits; and

         . material unforeseen future environmental costs and liabilities, which may harm Petrobras' results of operations or financial condition.

Petrobras may incur material losses and spend time and money defending pending litigation and arbitration.

         Petrobras is currently a party to numerous legal proceedings relating to civil, administrative, environmental (including criminal claims), labor and tax claims filed against it. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against Petrobras. Petrobras' audited consolidated financial statements include provisions totaling U.S.$100 million as of December 31, 2001 for probable and reasonably estimable losses and expenses it may incur in connection with all of its pending litigation. In the event that a number of the claims that Petrobras considers to represent remote or reasonably possible risks of loss were to be decided against it, or in the event that the losses estimated turn out to be higher than the reserves made, the aggregate cost of unfavorable decisions could have a material adverse effect on Petrobras' financial condition and results of operations. Additionally, Petrobras' management may be required to direct its time and attention to defending the above-mentioned claims.

Petrobras' expansion into the domestic power market is relatively recent and the regulatory environment remains uncertain.

         Consistent with the global trend of other major oil and gas companies and to secure demand for its natural gas, Petrobras is currently expanding its business into the domestic power market. Despite a number of incentives introduced by the Brazilian government to promote the development of thermoelectric power plants, development of such plants by private investors has been slow to progress. Petrobras currently invests in 17 of the 38 gas-fired power generation plants being built or proposed to be built in Brazil under the program to promote the development of thermoelectric plants, known as the Programa Prioritario de Termoelectricidade (Thermoelectric Priority Program, or
PPT). Petrobras has a limited history of investing in thermoelectric plants, and thermoelectric plants have not previously operated in a competitive environment in Brazil. Thermoelectric plants have faced difficulties passing on to electricity offtakers foreign currency financing costs of developing new generating capacity, and have had to contend with the reluctance of many distribution companies to sign long-term power purchase agreements due mainly to their existing initial contracts, which provide for a guaranteed price from 1998 to 2002, which is phased out over the following four years, and foreign exchange risk. In addition, demand for thermoelectric power in Brazil has been lower than expected. Congress has recently passed a law increasing government intervention in the market, and the current administration is studying the implementation of changes that could be material to the natural gas and power sector. It is not clear that thermoelectric power generation will remain a priority for the country. In addition, the energy policy of the next administration is uncertain. As a result of these difficulties, Petrobras cannot assure you that its participation in the domestic power market will ever become profitable, and this participation may adversely affect its operating results and financial condition.

Labor disputes, strikes, work stoppages and protests by our workers could increase our operating costs.

         On October 19, 2001, Petrobras' oil workers began a lawful, five-day strike due to a dispute over wage increases in connection with the negotiations of a collective bargaining agreement for 2002. The five-day strike caused a decrease in oil production of approximately four million barrels for the five-day period. On May 3, 2002, a one-day oil workers strike took place, due to a dispute over Petrobras' profit sharing proposal, causing a non-material decrease in crude oil production. Neither of the strikes affected Petrobras' average production target for 2001 or 2002 or its level of oil imports. A longer strike, however, could significantly reduce Petrobras' production. Petrobras does not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor actions, which Petrobras believes is a standard industry practice. As a result, its financial condition and results of operations could be adversely affected by future strikes, work stoppages, protests or similar activities.

Petrobras may be required to sell some of its refining capacity in Brazil because of its position in this market.

         As of May 2002, Petrobras owned 98.6% of the existing refining capacity in Brazil. Although it is not presently subject to any requirement to divest any assets, and the government has not made any formal proposal in that respect, Petrobras may be required to divest a portion of its refining capacity or other assets in the future in light of its dominant position in the Brazilian refining market. Any such divestment could have a material adverse effect on Petrobras' financial condition and results of operations.

The terrorist attacks in the United States and subsequent United States military action in Afghanistan could adversely affect Petrobras' ability to obtain affordable insurance coverage or render such coverage unavailable.

         Following the terrorist attacks in the United States and subsequent United States military action in Afghanistan, the insurance premiums charged for some or all of the coverage historically maintained by Petrobras and its subsidiaries, particularly for war risk and terrorism insurance, have increased significantly. Such premiums could increase further, or the coverage could be unavailable in the future.

         In addition, insurance underwriters have issued general notices of cancellations to their customers for war risk and terrorism insurance in respect of a wide variety of insurance coverage, including, but not limited to, liability coverage. Petrobras received a notice of cancellation of its war risk and terrorism insurance in December 2001. It was subsequently able to purchase war risk and terrorism insurance covering important assets in Brazil that it considers more susceptible to war and terrorism risk. Petrobras does not know whether underwriters will offer to reinstate some or all of these types of coverage and, if reinstatement is offered, the extent to which premiums may be increased.

RISKS RELATING TO THE RELATIONSHIP BETWEEN PETROBRAS AND THE BRAZILIAN
GOVERNMENT

A majority of Petrobras' board of directors and its senior management are subject to periodic change unrelated to its business needs, particularly following elections or changes in government.

         Brazilian law requires the Brazilian government to own a majority of Petrobras' voting stock. As long as that legal requirement exists, the government will have the power to elect a majority of the members of Petrobras' board of directors and, through them, a majority of the executive officers who are responsible for Petrobras' day-to-day management. A new government could choose to make significant changes in Petrobras' board of directors and senior management. A reconstituted board of directors and new senior management for Petrobras may pursue a strategy or conduct operations in a manner that diverges significantly from its current strategy and operations. Changes in government or government policy could have a material adverse effect on Petrobras' and our business, results of operations, financial condition or prospects. The first round of the Brazilian presidential election is scheduled for October 2002. We cannot predict the outcome of the election, the policies the new administration may adopt or the effect that those policies may have on Brazilian economic conditions or Petrobras' and our results of operations.

Petrobras is controlled by the Brazilian government, whose interests may be contrary to the interests of other shareholders and creditors.

         The Brazilian government, as Petrobras' controlling shareholder, has pursued certain of its macroeconomic and social goals through Petrobras. These initiatives have not always been in Petrobras' best interests, nor the best interests of its shareholders or creditors. Historically, Petrobras has pursued initiatives to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. As a result, Petrobras cannot assure its shareholders and creditors that it will not continue to make investments, incur costs and engage in activities that give preference to the Brazilian government's agenda rather than enhance Petrobras' and our economic and business objectives.

Petrobras does not own any of the crude oil and natural gas reserves in Brazil.

         A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company's production and generation of income. As a result, many oil and gas companies own crude oil and natural gas reserves. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Petrobras possesses the exclusive right to develop its reserves pursuant to concession agreements awarded to it by the Brazilian government. If the Brazilian government were to restrict or prevent Petrobras from exploiting these crude oil and natural gas reserves, its ability to generate income would be adversely affected.

Government control and regulation may have a material adverse effect on Petrobras' and our operating results, competitive position and financial condition.

       As a state-controlled entity, Petrobras currently informs the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy and the Brazilian Congress of its proposed annual budget, which is consolidated in the national budget. In addition, the Brazilian government establishes limits on Petrobras' long-term debt. Petrobras has been able to obtain financing that does not require Brazilian government approval, such as project financings, but it cannot assure you that it will be able to secure such financings in the future. As a result, it may not be able to make all the investments it envisions. Failure to make its planned investments may harm Petrobras' and our future operating results, financial condition and competitive position in the Brazilian oil and gas sector, particularly considering increasing competition.

         In the past, the Brazilian government established prices for crude oil and oil products in Brazil, often below prevailing international prices. These prices involved elements of cross-subsidy between different oil products sold in various regions in Brazil. Effective January 2, 2002, all prices for crude oil and oil products were deregulated. Petrobras cannot assure you that the Brazilian government will not attempt to cause the Brazilian Congress to amend the Constitution to reinstate price controls for crude oil and oil products, in which case its financial condition and results of operations could be adversely affected.

RISKS RELATING TO THE OIL AND GAS INDUSTRY

Petrobras' operations are affected by the volatility of prices for crude oil and oil products.

         Historically, international prices for crude oil and oil products have fluctuated widely in response to many factors, including:

         . changes in global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

         .    the ability of the Organization of Petroleum Exporting Countries
              (OPEC) and other crude oil producing nations to set and maintain crude oil production levels and prices;

         . other actions taken by major crude oil producing or consuming countries;

         . global and regional supply and demand for crude oil and oil products;

         .    availability and price of competing commodities;

         .    domestic and foreign government regulations;

         .    weather conditions;

         . the World Trade Center terrorist attack, resulting in the tension and military action in Afghanistan and related activities; and

         .    global economic conditions.

         Petrobras has no control over these factors. On January 2, 2002, the prices for crude oil and oil products in Brazil were deregulated, and since then Petrobras has been free to adjust its prices to reflect prevailing international oil prices. The average prices of Brent crude, an international benchmark oil, have varied widely in the past, and were approximately U.S.$26.16 per barrel for the year ended December 31, 2001, U.S.$28.50 per barrel for the year ended December 31, 2000 and U.S.$17.87 per barrel for the year ended December 31, 1999.

Achieving growth is dependent upon Petrobras' finding or acquiring additional reserves, as well as successfully developing current reserves, and risks associated with drilling may cause drilling operations to be delayed or cancelled.

         Petrobras' ability to achieve its growth objectives is highly dependent upon its level of success in finding, acquiring or gaining access to additional reserves, as well as successfully developing current reserves. In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless Petrobras conducts successful exploration and development activities or acquires properties containing proved reserves, or both, its proved reserves will decline as reserves are extracted. Petrobras' exploration and development activities expose it to the inherent risks of drilling, including the risk that no economically productive crude oil or natural gas reserves will be discovered. Because many of Brazil's richest oil fields are located offshore in deepwater, Petrobras has concentrated its investments on deepwater exploration in Brazil over the last four years, and it will continue to invest in deepwater drilling, exploration, development and production. Deepwater drilling entails additional risks and costs, which may increase in the future.

Petrobras has incurred, and may continue to incur, liabilities in connection with environmental incidents, including clean up costs, government fines and potential lawsuits.

         Petrobras is subject to significant environmental risks that are inherent in the oil and gas industry, including the risks of oil spills. Since January 1, 2000, Petrobras has experienced seven significant oil spills causing the release of approximately 1,833 million gallons of crude oil and 103,000 gallons of naphtha into various waterways.

         In each of those cases, Petrobras undertook cleanup efforts. Nevertheless, it was fined by various state and federal environmental agencies, became the defendant in several civil, administrative and criminal suits, and is subject to several investigations and potential civil and criminal liabilities as a result of those spills.

         Petrobras has purchased insurance policies covering some environmental risks, including the risk of oil spills. However, these policies do not cover environmental fines and other potential liabilities that may result from these risks and have a monetary cap on the amount of coverage provided. Although Petrobras has never exceeded this insurance cap, it cannot assure you that it will not do so in the future.

         Petrobras is unable to predict whether future oil spills or other environmental incidents will have a material adverse effect on its business prospects or results of operations. Accordingly, if one or more of the potential liabilities resulting from environmental incidents were to result in an actual fine or civil or criminal liability, Petrobras' operations and financial condition may be harmed.

The terrorist attacks in the United States and the subsequent United States military action in Afghanistan could adversely affect economic activity and prices for Petrobras' products and services.

         Following the terrorist attacks in the United States and the subsequent United States military action in Afghanistan, there has been substantial volatility and unpredictability in the world's financial markets. In addition, those events may increase political and economic instability in the geographic areas in which Petrobras currently operates and may lead to increased volatility in prices for crude oil and natural gas. The continued military action or other response by the United States or its allies, future terrorist attacks or the anticipation of any such actions or events may have a further adverse impact on the United States and other world economies and thus affect prices for Petrobras' products and services.

RISKS RELATING TO BRAZIL

Brazilian political and economic conditions may have a material adverse effect on Petrobras.

         The Brazilian government often changes monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and affect other policies have often involved wage and price controls, alteration of the Central Bank of Brazil's base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

         The Brazilian government's economic policies may have important effects on Brazilian corporations and other entities, including Petrobras. Petrobras' financial condition and results of operations may be adversely affected by the following factors, as well as the Brazilian government's response to the following factors:

         .  devaluations and other exchange rate movements;

         .  inflation;

         .  exchange control policies;

         .  social instability;

         .  price instability;

         .  energy shortages and rationing;

         .  interest rates;

         .  liquidity of domestic capital and lending markets;

         .  tax policy; and

         . other political, diplomatic, social and economic developments in or affecting Brazil.

         Petrobras cannot predict the outcome of the upcoming presidential election, the policies the new administration may adopt or the effect that those policies may have on Brazilian economic conditions or Petrobras' results of operations.

Currency devaluation could adversely affect Petrobras' results of operations and financial condition.

         The Brazilian currency has been devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, multiple exchange rate markets and floating exchange rate systems. From time to time, there have been significant fluctuations in the exchange rates between the Brazilian currency and the U.S. dollar and other currencies. For example, the Real devalued 32% in 1999, 9% in 2000 and 16% in 2001 against the U.S. dollar. Through June 26, the Real had devalued approximately 19% in 2002.

         The principal market for Petrobras' products is Brazil and over the last three fiscal years approximately 87% of Petrobras' revenues have been denominated in Reais, although prices for crude oil and oil products have been based on international prices. A substantial portion of Petrobras' indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during the year ended December 31, 2001, Petrobras imported U.S.$5.4 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.

         Future devaluation of the Real could adversely affect Petrobras' results of operations and financial condition.

Developments in other emerging market countries, including Argentina, may adversely affect the Brazilian economy and negatively impact Petrobras' business and results of operations.

         In the past, the Brazilian economy and the securities of Brazilian companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors' responses to those conditions.

         In December 2001, amid public demonstrations and after a lengthy recession and the resignation of the President of the Republic, Argentina declared a suspension on payment of its foreign debt. In addition, the current Argentine administration has allowed, with some limitation, the exchange rate of the Argentine Peso to float, resulting in a 75% devaluation of the market rate of the Argentine Peso from January 6, 2002 to June 26, 2002. Additionally, the Argentine government has enacted regulations which forbid Petrobras from adjusting its revenues from its sales of approximately 5.30 billion cubic feet per day of natural gas to reflect the devaluation of the Peso relative to the U.S. dollar. These recent events have added to the perception and reality of higher risk for investments in Argentina. If Argentina's economic environment does not improve, the economy in Brazil, as both a neighboring country and a significant trading partner, could be affected and could experience slower growth than in recent years, negatively impacting Petrobras' business and results of operations.

Because the consumption of oil has been historically linked to the level of economic activity, an energy crisis may adversely affect Petrobras' results of operations and financial condition.

         Brazil experienced a shortage of capacity to generate and transmit electrical power during 2001, primarily due to the prolonged and severe drought, which negatively affected the hydroelectric generation of power, as well as to a lack of investment in power generation and transmission. In May 2001, the Brazilian government announced measures aimed at an average reduction of 20% in electricity consumption in a number of regions of Brazil, including areas in which Petrobras operates. As a result of higher water levels in reservoirs as well as steps taken by the Brazilian government to increase the amount of available electrical power, as of March 2002 the Brazilian government lifted all electricity consumption restrictions. Petrobras cannot assure you that another energy crisis will not occur in the future.

         A prolonged electrical energy crisis may have adverse effects on the Brazilian economy and could lead to a downturn in the level of economic activity. Because the consumption of oil has been historically linked to the level of economic activity, an energy crisis may adversely affect our results of operations and financial condition.

ITEM 4.           INFORMATION ON THE COMPANY.

                     HISTORY AND DEVELOPMENT OF THE COMPANY

         We were established on September 24, 1997 as a wholly-owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly-owned subsidiary of Petrobras Internacional S.A. (Braspetro). We were initially incorporated under the name Brasoil Finance Company, which was changed by special resolution of our shareholders to Petrobras International Finance Company on September 25, 1997. On January 14, 2000, the board of directors of Braspetro and Petrobras approved the transfer of 100% of our voting shares from Brasoil to Petrobras. Since April 1, 2000, we have operated as a wholly-owned subsidiary of Petrobras.

         We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. Our registered office is located at Anderson Square Building, P.O. Box 714, George Town, Cayman Islands, and our telephone number is 011-55-21-2534-1410.

                                BUSINESS OVERVIEW

         We were incorporated in order to facilitate and finance the import of crude oil and oil products into Brazil. Accordingly, our primary purpose is to act as an intermediary between third-party oil suppliers and Petrobras by engaging in crude oil and oil product purchases from international suppliers and resales in U.S. dollars to Petrobras on a deferred payment basis, at a price which represents a premium to compensate us for our financing costs. We are generally able to obtain credit to finance purchases on the same terms granted to Petrobras, and we buy crude oil and oil products at the same price that suppliers would charge Petrobras directly. In strategic terms, Petrobras uses us to expand its international operations and provide additional access to international capital markets in order to establish a comprehensive approach to its offshore trade and financing activities.

         In addition to our import business, we also engage in a number of non-core activities that are conducted by three wholly-owned subsidiaries incorporated in 2001:

         . Petrobras Netherlands B.V., or PNBV, a Dutch company, incorporated to engage in leasing activities of primarily offshore exploration and production of crude oil and natural gas equipment to be used by Petrobras, while taking advantage of the import and export tax benefits provided by the Netherlands and Brazil;

         . Petrobras Europe Ltd., or PEL, a U.K. company, intended to act as an agent and advisor in connection with Petrobras' activities in Europe, the Middle East, the Far East and North Africa; and

         . Petrobras Finance Limited, or PFL, a Cayman Islands company, incorporated with the purpose of facilitating Petrobras' export receivables securitization program.

OUR IMPORT ACTIVITIES

         Our principal activity is the purchase of crude oil and oil products for resale to Petrobras and, to a limited extent, third parties. We acquire the crude oil and oil products either through purchases on the spot market or long-term supply contracts. Our crude oil and oil product purchase obligations are in most instances guaranteed by Petrobras. We sell the products to Petrobras at our purchase price, plus a premium determined by a formula based on LIBOR to compensate us for our financing costs. In addition, we finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets.

         The following chart shows how we act as the intermediary between international crude oil suppliers and Petrobras.


                                                  US$
---------------                        30 days from bill of lading

 International    Trade lines
    Banks            US$

---------------

                                                           ------------------

                 -------------                                International
                                                                Suppliers
                     PIFCo         Oil and Oil Products
                                                           ------------------
                 -------------

                                                                         Abroad
--------------------------------------------------------------------------------
 Crude oil and oil    US$    Up to 180 days                              Brazil
     Products              from bill of lading

                 -------------

                   Petrobras

                 -------------

         We purchase from the foreign oil supplier on a free-on-board (F.O.B.) basis under standard terms that traditionally require payment within 30 days from the bill of lading. Petrobras buys this oil from us under terms that allow for payment up to 180 days from the date of the bill of lading. Petrobras would typically be unable to meet the 30-day payment term imposed by foreign suppliers because of the complexity of producing a full set of documents for a single bill of lading when, for example, the shipment to which that bill of lading relates must be delivered to different parts of Brazil and different sets of documents must be delivered with respect to each delivery point. Depending on the unloading ports' locations, this process may require up to 120 days from the vessel's departure. We can pay the supplier on time without having to produce these different sets of documents. To cover our financing costs, we include a small premium when we sell crude oil and oil products to Petrobras.

         In 2001, Petrobras conducted 97% of its crude oil and oil products import activities through us in order to give it the flexibility it needs to meet various delivery and funding requirements. During the year ended December 31, 2001, we sold crude oil and oil products with a total value of U.S.$6.25 billion and in the year ended December 31, 2000, we sold crude oil and oil products with a total value of U.S.$7.94 billion. Petrobras accounted for U.S.$4.35 billion (92%) of our sales in 1999, U.S.$7.29 billion (92%) of our sales in 2000 and U.S.$5.84 billion (93%) of our sales in 2001. Our eight main suppliers represented 69.1% of our total imports as of December 31, 2001 and 70.3% of our total imports as of December 31, 2000.

                               OUR MAIN SUPPLIERS

                                                                   Year Ended               Year Ended
                                                                December 31, 2001        December 31, 2000
                                                              ------------------------------------------------
                                                                           % of Total               % of Total
Supplier                                      Country          Imports       Imports     Imports      Imports
--------------------------------------------------------------------------------------------------------------
                                                         (in millions of             (in millions of
                                                           U.S. dollars)               U.S. dollars)
Petrobras America, Inc. ................     United States   $1,320.8        21.2%      $1,254.6      15.9%
Sonatrach Group.........................     Algeria            970.8        15.6        1,473.6      18.6
Saudi Aramco............................     Saudi Arabia       587.3         9.4          890.7      11.3
PDVSA Petroleo..........................     Venezuela          515.9         8.2        1,072.9      13.6
AGIP....................................     Italy              318.3         5.1             --        --
Ryttsa (Repsol-YPF).....................     Argentina          248.8         4.0          350.8       4.4
Reliance................................     India              224.2         3.6             --        --
Chevron San Jorge.......................     Argentina          126.5         2.0          303.7       3.8
Somo....................................     Iraq                  --          --          211.3       2.7
                                                             --------        ----       --------      ----
Total...................................                     $4,312.6        69.1%      $5,557.6      70.3%
                                                             ========        ====       ========      ====

         As shown in the table above, during 2000, we conducted import activities with Somo, an Iraqi corporation. These activities were permitted pursuant to United Nations Security Council Resolution 986 (1995), which allows Iraq to sell crude oil for the purpose of providing food, medicine and repairing essential infrastructure, including within the oil industry. All contracts signed by the Iraqi government must be submitted for approval to the office of the United Nations Iraq Program in New York. We bought crude oil and oil products directly from the Iraqi State Oil Marketing Organization after receiving authorization from the Security Council's sanctions committee and made payments for those products into the escrow account established by the United Nations. During 2001, we did not conduct any import activities with Iraq or any Iraqi entities.

OUR SALES TO THIRD PARTIES

         We sold U.S.$407.6 million of crude oil and oil products to third parties (including sales through Petrobras America, Inc. (PAI), a subsidiary of Petrobras) during the year ended December 31, 2001, U.S.$646.7 million during the year ended December 31, 2000 and U.S.$194.0 million during the year ended December 31, 1999. The nine principal clients represented 68.0% of our third party sales as of December 31, 2001 and 71.6% of our third-party sales as of December 31, 2000.

                                THIRD-PARTY SALES

                                                                 Year Ended                       Year Ended
                                                             December 31, 2001                December 31, 2000
                                                       ------------------------------------------------------------------
                                                                             % of Total                      % of Total
                                                         Third Party         Third-Party    Third Party       Third-Party
                                                             Sales             Sales          Sales             Sales
-------------------------------------------------------------------------------------------------------------------------
                                                        (in millions of U.S.              (in millions of U.S.
                                                              dollars)                          dollars)
Ipiranga..................................................     $  60.5       14.8%               $    --         --
Glencore..................................................        56.4       13.8                     --         --
Cargill...................................................        39.0        9.6                   16.4        2.5
BP........................................................        30.5        7.5                   15.5        2.4
Contigroup................................................        25.7        6.3                   23.9        3.7
Trafigura.................................................        22.5        5.5                     --         --
Ferrel....................................................        20.5        5.3                     --         --
PAI.......................................................         6.3        1.6                  283.0       43.8
Hin Leong.................................................        14.8        3.6                   67.4       10.4
Gontichen.................................................          --         --                   56.6        8.8
                                                               -------       ----                -------       ----
Total.....................................................     $ 276.2       68.0%               $ 462.8       71.6%
                                                               =======       ====                =======       ====

                                      14

PETROBRAS NETHERLANDS B.V. (PNBV)

         In May 2001, we established a new wholly-owned subsidiary, PNBV, incorporated in the Netherlands, to engage in leasing activities of primarily offshore exploration and production of crude oil and natural gas equipment and vessels, which we lease or freight for Petrobras to use in Brazil. PNBV was created in order to capture tax benefits and segregate our leasing activities from our imports of crude oil and oil products.

         By purchasing exploration and production equipment through PNBV, we enable Petrobras to benefit from Brazil's Special Customs System (Regime Aduaneiro Especial), or Repetro. Repetro is a tax benefit program that grants exemptions from some Brazilian taxes on the imports and exports of certain goods engaged in exploration and development activities (upstream activities) in the crude oil and natural gas industries.

         With respect to goods manufactured within Brazil, we, as a foreign entity acting alone or through PNBV, may purchase goods from a Brazilian supplier and benefit from the tax exemptions provided by the Repetro laws that seek to provide incentives for Brazilian industrial exports related to exploration and development activities. In the case of goods manufactured abroad, we may import these goods and lease them to Petrobras, thereby capturing the tax exemption benefits the Repetro law provides for imported goods, so long as such goods are used in Brazilian exploration and production activities and remain in Brazil on a temporary basis. In order to take advantage of Repetro, the use of the goods, produced either domestically or abroad, must ultimately be related to the offshore exploration and production of crude oil and natural gas, and the items must remain within Brazilian territory. As a practical matter, the period during which the goods may remain in Brazil under the Repetro laws typically exceeds the period during which their value depreciates to zero for tax purposes. We expect to receive lease payments for these goods, which will be calculated to include the cost of capital and a fee for acting as Petrobras' agent.

         We entered into capital lease transactions for equipment and production platforms and acquired other materials and equipment totaling U.S.$801.8 million in the year ended December 31, 2001 to be leased to Petrobras under the Repetro regime.

PETROBRAS EUROPE LTD. (PEL)

         In May 2001, we established a new wholly-owned subsidiary, PEL, incorporated and based in the United Kingdom, to consolidate Petrobras' trade and finance activities in Europe, the Middle East, the Far East and North Africa. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to us and Petrobras, as well as marketing Brazilian crude oil and crude oil derivative products exported to the geographic areas in which PEL operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk. PEL provides these advisory and marketing services as an independent contractor, pursuant to a services agreement between PEL and Petrobras. In exchange, Petrobras compensates PEL for all costs incurred, plus a margin of approximately 13.5%.

PETROBRAS FINANCE LIMITED (PFL)

         In December 2001, we established PFL, a wholly-owned subsidiary incorporated and registered in the Cayman Islands, to facilitate Petrobras' export receivables asset securitization program. PFL primarily purchases bunker fuel and fuel oil and limited amounts of crude oil and gasoline from Petrobras and sells the products in the international market.

Export Receivables Asset Securitization Program

         Petrobras sells and delivers bunker fuel and fuel oil and, subject to certain conditions, other oil products, collectively the Eligible Products, to PFL under two principal agreements--the Master Export Contract and the Prepayment Agreement. The PF Export Receivables Master Trust, or the Trust, was formed under the laws of the Cayman Islands to provide PFL with the funding necessary to purchase oil products from Petrobras. The trust issued to PFL U.S.$750 million of Senior Trust Certificates in four series (Series A-1, A-2, B and C) and U.S.$150 million of Junior Trust Certificates representing junior subordinated undivided beneficial interests in the property of the Trust (other than charitable property), collectively the Trust Certificates.

         In return, the trustee of the Trust receives the right to a specified amount of receivables to be generated from PFL's sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid with respect to the Trust Certificates. The value of receivables scheduled to be designated for sale in any quarterly period represents a portion, but not all, of the receivables expected to be generated from the sale of Eligible Products by PFL in such period. The remainder of the receivables remain the property of PFL.

         Additional series of senior trust certificates, with substantially the same terms as the existing Senior Trust Certificates, may be issued to PFL from time to time under certain conditions if Petrobras agrees to sell additional Eligible Products to PFL.

         Petrobras has guaranteed the payment of the Trust Certificates under certain events of default, other than events of default relating to the obligations of the offtaker or the insurance provider. Under such a scenario, holders of the Senior Trust Certificates have a right to vote to accelerate amortization of the Senior Trust Certificates and to cause Petrobras to pay PFL, which will then be obligated to pay the trustee sufficient amounts intended to enable the Trustee to redeem all then issued and outstanding Senior Trust Certificates.

Petrobras' Bunker Fuel Business

         Approximately 90% of the bunker fuel produced by Petrobras is exported. Bunker fuel sold in Brazil by Petrobras to ships owned by non-Brazilian companies is considered an export under Brazilian regulations. Approximately 32% of Petrobras' bunker fuel sales are to shipping companies or ship owners, 31% are to brokers who purchase fuel on behalf of shipping companies and the remaining 37% are sold to traders.

         Recent Developments and Trends

         Since 1996, Petrobras has expanded its bunker fuel sales business. This has been achieved through a more aggressive pricing strategy that closely follows international prices in order to remain competitive with major supply centers such as Rotterdam, Singapore, Durban, Houston, Gibraltar, Las Palmas and Buenos Aires. In recent years, Petrobras has focused on extending its bunkering capabilities into new ports as well as improving the quality of its service in established ports and increasing the number of "bunker-only" ports. The number of ships calling at Brazilian ports has increased consistently in recent years as a result of this strategy. Petrobras delivers bunker fuel to approximately 35% of the ships calling at Brazilian ports.

         Petrobras' Bunker Fuel Buyers

         Petrobras has developed a highly diversified portfolio of customers and has cultivated long-term relationships with many significant shipping companies and traders. Total customers currently total approximately 300, with the top ten customers representing only about 36% of the total sales in 2001. Petrobras has been increasing its sales to shipowners, either directly or through brokers. Sales to shipowners have increased from 45% of bunker fuel sales in 1997 to 68% in 2001.

         Competition

         As a result of the changes in Brazilian government regulation in 1995, the bunker fuel business is fully deregulated. However, Petrobras remains the only producer of bunker fuel in Brazil. Petrobras' competition consists of other providers of bunker fuel in ports outside of Brazil. Petrobras believes it has the following competitive advantages in the bunker fuel business:

         . Low Transportation Cost. Currently, Petrobras distributes bunker fuel in 42 terminals along the Brazilian coast. The high cost of transportation relative to the price of bunker fuel makes shipping bunker fuel to Brazil from foreign countries uneconomical.

         . High Quality Bunker Fuel. Petrobras is able to produce higher quality bunker fuel with lower sulfur content (compared with other bunker fuel available around the world) primarily because of the quality and the blend of crude oil that Petrobras uses to produce its oil products. Higher quality bunker fuel offers better engine protection for ship owners.

         . Vertically Integrated Oil Company. As Petrobras is a vertically integrated company, its bunker fuel business enjoys various benefits such as proximity to refineries, which gives Petrobras more flexibility and ability to meet its customers' demands on short notice.

         . Sizeable Market. Brazil's high volume of international trade, combined with its long coastline, gives Petrobras' bunker fuel business a large potential market.

Petrobras' Fuel Oil Business

         Major buyers of Petrobras' fuel oil include utilities, refineries and traders. Fuel oil is used by industries and utilities to run machinery and generate electricity. Commercial buildings and homes employ fuel oil for heating purposes, and refineries use fuel oil for blending purposes.

         Fuel oil prices are a function of the supply, demand and price of crude oil. Price is also affected by the relationship of heavy fuel oil and lighter product prices to crude oil prices. Heavy fuel oil prices for Brazilian production are determined by New York Harbor prices net of freight and insurance. Other factors affecting fuel oil prices include sulfur content, season and other specifications, including viscosity, metal content, etc.

         Recent Developments and Trends

         Historically, 15% to 20% of the residual fuel oil produced by Petrobras has been exported. The quantity exported represents the amount that is not consumed domestically or used for bunker fuel purposes. Currently, bunker fuel export sales produce higher margins than the fuel oil export alternative.

         Petrobras' Fuel Oil Buyers

         The market for Petrobras' fuel oil is highly concentrated, with 20 to 30 participants representing approximately 80% of the market. The primary market for fuel oil produced by Petrobras is the U.S. East Coast, where sales are made by PAI, and Argentina, where sales are carried out by Petrobras.

         Brazilian fuel oil is used primarily by electric utilities along the U.S. East Coast. Conversion to gas-fired plants has reduced demand for fuel oil, although the ability for further conversion in the medium term is constrained by supply and delivery limitations. As demand for fuel oil is further reduced, the differential in cost between heavy fuel oil and light products will encourage further investment in cracking and coking capacity to break down fuel oil into lighter products. This is likely to further reduce global supply of fuel oil.

         Most of Petrobras' sales are transacted on a spot basis. Petrobras has contracts for periods that range from six months to one year to supply 1.0% sulfur fuel oil to a number of utilities in the U.S. East Coast (in the case of PAI) and Argentina (in the case of Petrobras). These sales are based on market prices.

         Competition

         Price, sulfur content and service are the bases of competition in the fuel oil market. The principal competitors of Petrobras in the fuel oil market are refineries in the Caribbean and the U.S. East Coast.

         Petrobras believes it has the following competitive advantages in the fuel oil business:

         . High Quality Fuel Oil. Petrobras' fuel oil has lower sulfur content, viscosity and other metal content, which makes it an ideal fuel for blenders.

         . Proximity to the U.S. Market. Brazil is in a good geographic location to export fuel oil to South America, the Caribbean and the U.S. East Coast refining and blending centers. Petrobras' fuel oil business is able to split shipping costs with other business units as vessels returning to Brazil can import oil products for Petrobras in their return voyages.

         . Vertically Integrated Oil Company. Being in the refinery business and a global trading company allows Petrobras to manage product availability in the market and exploit synergies with other trading divisions.

                            ORGANIZATIONAL STRUCTURE

         Petrobras conducts its operations through its Brazilian and international subsidiaries. We are a wholly-owned subsidiary of Petrobras and we conduct certain of our operations through our three wholly-owned subsidiaries. For a description of our subsidiaries and their respective businesses, see "--Business Overview."

                          PROPERTY PLANT AND EQUIPMENT

         We do not own or lease any materially important physical properties or fixed assets. The majority of our assets are composed of investments in direct-finance leases with Petrobras. These investments include contracts to lease various types of materials and equipment utilized for the exploration and production of crude oil and natural gas, including production and drilling platforms, oil tankers, supply boats and other types of ships. We then lease these assets to Petrobras. We receive lease payments for these assets, which are calculated to include the cost of capital and a fee for acting as Petrobras' agent.

         Through PNBV, we entered into capital lease transactions for equipment and production platforms and acquired other materials and equipment totaling U.S.$801.8 million in the year ended December 31, 2001 to be leased to Petrobras under the Repetro regime.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report as well as Petrobras' audited consolidated financial statements in the annual report of Petrobras for the year ended December 31, 2001, which is incorporated herein by reference. Our audited consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Although Cayman Islands law does not require that we prepare and file financial statements, we do so in accordance with U.S. GAAP. In addition, as a subsidiary of Petrobras, we also prepare our financial statements in accordance with Brazilian Corporate Law.

OVERVIEW

General

         We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are largely affected by decisions of our parent company. Our ability to meet our obligations in respect of our outstanding indebtedness depends on a number of factors, including:

         . the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

         . Petrobras' willingness to continue to make inter-company loans and provide us with other financial support;

         . our ability to access financing sources, including third-party credit facilities; and

         .        our ability to transfer our financing costs to Petrobras.

         We earn income from:

         .        sales of crude oil and oil products to Petrobras;

         . limited sales of crude oil and oil products to third parties; and

         . financial income derived from time deposits, financing of sales to Petrobras and inter-company loans to Petrobras.

         Our operating expenses include:

         . cost of sales, which is comprised mainly of purchases of crude oil and oil products; and

         . financial expense, mainly from interest on our lines of credit and capital markets indebtedness and intercompany loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

         We typically purchase crude oil in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil that we sell to it over a period ranging between 120 and 180 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. See "--Liquidity and Capital Resources." Sales to Petrobras are calculated according to a formula based on LIBOR designed to reimburse us for estimated financing expenses we may incur in connection with these sales. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras' payments to us come due. We are continuing to work with Petrobras to establish an alternative reimbursement formula to fully reimburse us for our financing expenses.

Taxes

         The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The only government charge payable by us in the Cayman Islands is an annual registration fee of U.S.$500 calculated on the basis of the nominal amount of our authorized share capital. A stamp duty would also be payable on any documents that are executed or brought into the Cayman Islands.

RESULTS OF OPERATIONS

Results of operations for the year ended December 31, 2001 compared to the year ended December 31, 2000.

         Sales

         Our sales of crude oil and oil products (including sales of imports of crude oil and oil products and sales of services) decreased 21.0% from U.S.$7,937 million in 2000 to U.S.$6,271 million in 2001, primarily due to a decrease in the average price of Brent crude oil from U.S.$28.50 per barrel during 2000 to U.S.$26.16 per barrel during 2001 and a reduction in the volume of crude oil and oil products imported by Petrobras resulting from an increase in Petrobras' crude oil and oil products production in Brazil.

         Cost of Sales

         Costs of sales decreased 20.8% from U.S.$7,913 million in 2000 to U.S.$6,264 million in 2001, due primarily to a reduction in the volume of crude oil and oil products imported by Petrobras resulting from an increase in Petrobras' crude oil and oil products production in Brazil, as well as a decrease in the average price of Brent crude oil.

         Gross Profit

         Our gross profit reflects profits earned by us from our third-party sales of crude oil and oil products and services, since we record profits from sales of crude oil and oil products to Petrobras as financial income. Gross profit decreased 71.0% from U.S.$24.4 million in 2000 to U.S.$7.6 million in 2001, due primarily to a decrease in sales to third parties, as a result of a decrease of imports of crude oil and oil products. Sales to third parties are typically conducted when we have imported crude oil and oil products that we no longer need because of Brazilian demand or operational changes.

         Financial Income

         Our financial income decreased 28.3% from U.S.$221.6 million in 2000 to U.S.$158.8 million in 2001, primarily due to the reduction of LIBOR rates used in the formula designed to reimburse us for financing expenses incurred. This resulted in our financing costs not being fully reimbursed. See "Item 4. Information on Our Company--Business Overview--PIFCo's Import Activities."

         Financial Expense

         Financial expense decreased 14.8% from U.S.$219.6 million in 2000 to U.S.$187.2 million in 2001, primarily due to a reduction in the credit terms we extend to Petrobras from 180 days to 120 days and a decrease in crude oil prices, which together decreased our need for financing. The reduced financing costs resulting from this trend were offset by higher interest rates as a result of our replacement of a significant amount of short-term debt with long-term debt and the issuance of senior notes in the capital markets.

         Gains on Material and Equipment

         In 2001, we realized a gain on material and equipment of U.S.$0.44 million, mainly as a result of the sale of equipment by us to Catleia. See Note
6.2 to our audited consolidated financial statements.

         Net Income (Loss)

         Net income decreased 177.2% from U.S.$26.3 million in 2000 to a loss of U.S.$20.3 million in 2001.

Results of operations for the year ended December 31, 2000 compared to the year ended December 31, 1999.

         Sales

         Our sales of crude oil and oil products increased 67.9% from U.S.$4,728 million in 1999 to U.S.$7,937 million in 2000, primarily as a result of an increase in the average price of Brent crude oil from U.S.$17.87 per barrel in 1999 to U.S.$28.50 per barrel in 2000. The increase in our sales was partially offset by a reduction in volumes imported by Petrobras as a result of an increase in Petrobras' production in Brazil.

         Cost of Sales

         Our costs of sales increased 67.5% from U.S.$4,724 million in 1999 to U.S.$7,913 million in 2000, as a result of the increase in the average price of Brent crude oil during the year and a reduction in the volume of crude oil and oil products imported by Petrobras as a result of an increase in Petrobras' production in Brazil.

         Gross Profit

         Our gross profit increased 481.0% from U.S.$4.2 million in 1999 to U.S.$24.4 million in 2000, due primarily to a significant increase in our sales to third parties and our ability to achieve favorable trade terms on those third-party sales. We increased our sales to third parties in order to sell crude oil and oil products that we purchased which Petrobras did not require for its own use.

         Financial Income

         Our financial income increased 39.9% from U.S.$158.4 million in 1999 to U.S.$221.6 million in 2000, due to an increase in the premiums we charged Petrobras to compensate for an increase in our financial expense and a decrease in Petrobras' payment period, which accelerated the recognition of unearned income.

         Financial Expense

         Our financial expense increased 54.4% from U.S.$142.2 million in 1999 to U.S.$219.6 million in 2000, primarily due to an increase in the cost of imports financed attributable to an increase in prevailing international crude oil and oil product prices.

         Net Income

         Our net income increased 28.9% from U.S.$20.4 million in 1999 to U.S.$26.3 million in 2000.

LIQUIDITY AND CAPITAL RESOURCES

         We finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets. In our opinion, our working capital is sufficient for our present requirements.

         Our short-term borrowings are denominated in U.S. dollars and consist of commercial papers and lines of credit. At December 31, 2001, we had access to U.S.$449.8 million in commercial paper notes and U.S.$540.7 million in lines of credit, compared to U.S.$377.8 million in commercial paper notes and U.S.$152.5 million in lines of credit at December 31, 2000 and U.S.$180.0 million in commercial paper notes and U.S.$561.5 million in lines of credit at December 31, 1999. The weighted average annual interest rate on these short-term borrowings was 2.8% at December 31, 2001, 7.8% at December 31, 2000 and 7.7% at December 31, 1999.

         In October 2001, we liquidated our U.S.$300 million commercial paper program, leaving a separate U.S.$500 million commercial paper program in place. This program was renewed in April 2002 in a lesser amount of U.S.$335 million in order to provide us financing flexibility for our daily operations. Our commercial paper program is rated A1+ by Standard & Poor's and P-1 by Moody's and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. As of December 31, 2001, we also had access to short-term capital through U.S.$303 million in irrevocable letters of credit supporting oil imports.

         We have U.S.$385 million in long-term lines of credit due between 2003 and 2006 and U.S$1,050 million in long-term notes due in 2008 and 2011, in each case outstanding at December 31,

2001. As of December 31, 2001, we had fully utilized all available lines of credit for the purchase of imports. Since December 31, 2001, we have issued an additional U.S.$500 million in long-term notes, consisting of U.S.$400 million of 9 1/8% senior notes issued on February 4, 2002 and U.S.$100 million of additional 9 1/8% senior notes issued on February 21, 2002. Interest rates on these long-term lines of credit and outstanding notes range from 4.9% to 9.9% per year.

         Pursuant to Petrobras' strategy to obtain a wider range of medium- and long-term financial instruments and to channel more of its financings through us, we have been increasing our borrowings to finance our crude oil trading activities since the third quarter of the year 2000, and have used the net proceeds of the two senior notes issuances totaling U.S.$1,050 million to repay a substantial portion of notes payable to Petrobras. As a result, inter-company loans decreased to U.S.$335 million at December 31, 2001 compared to U.S.$1,717 million at December 31, 2000 and U.S.$1,629 million at December 31, 1999. As of December 31, 2001, we had total capital of U.S.$49.4 million including initial and additional paid-in-capital of U.S.$60.0 million, as well as an accumulated deficit of U.S.$10.7 million.

         As an offshore non-Brazilian company, we do not need to receive prior approval from the National Treasury to incur debt or register debt with the Central Bank. However, as a matter of policy, the issuance of any debt is recommended by Petrobras' board of directors and subsequently approved by our board.

         We have the following capital markets debt outstanding as of December 31, 2001, except as otherwise noted:

                        CAPITAL MARKETS DEBT OUTSTANDING

Notes                                                                                   Principal Amount
-----------------------------------------------------------------------------------------------------------
9.125% Notes due 2007(1)(2).........................................................    U.S.$400 million
9.125% Notes due 2007(1)(2).........................................................    U.S.$100 million
9.875% Notes due 2008(1)............................................................    U.S.$450 million
6.750% Senior Trust Certificates due 2010(3)........................................    U.S.$95 million
Floating Rate Senior Trust Certificates due 2010(3).................................    U.S.$55 million
9.750% Notes due 2011(1)............................................................    U.S.$600 million
6.600% Senior Trust Certificates due 2011(3)........................................    U.S.$300 million
Floating Rate Senior Trust Certificates due 2013(3).................................    U.S.$300 million

--------------
(1) Issued by us, with support from Petrobras through a standby purchase agreement.
(2)   Issued   after   December 31, 2001.
(3)   Export  receivables asset securitization program.

         As long as any 9 1/8%, 9 3/4% or 9 7/8% notes are outstanding, we will not create or permit any lien, other than a "PIFCo Permitted Lien" as defined in the prospectus of each issuance, on any of our assets in order to secure additional indebtedness, except under certain conditions.

         The following table sets forth the sources and amounts of current and long-term debt as of December 31, 2001 and December 31, 2000:

                           CURRENT AND LONG-TERM DEBT

                                                           December 31, 2001               December 31, 2000
                                                   --------------------------------  -----------------------------
                                                        Current         Long-term        Current        Long-term
                                                        -------         ---------        -------        ---------
Financing institutions ..........................     U.S.$540,659  U.S.$385,000       U.S.$152,500   U.S.$245,000
Commercial papers ...............................          449,768                          377,852
Senior notes ....................................                         1,050,000
Securitization of Receivables ...................                           900,000
                                                   ---------------- ---------------  --------------- -------------
                                                      U.S.$990,427   U.S.$2,335,000    U.S.$530,352   U.S.$245,000
                                                   ================ ===============  =============== =============

CRITICAL ACCOUNTING POLICIES

Capital Leases

         We lease certain offshore platforms, which are accounted for as capital leases. These leases qualify as capital leases based on the criteria established by SFAS No. 13, Accounting for Leases, and are presented as assets with corresponding financing liabilities on our balance sheet.

Derivative Instruments

         We make limited use of derivatives. We do not hold derivative instruments for trading purposes or for leverage. Because of our limited use of derivatives, accounting policies for derivatives do not impact information that is significant or critical to an understanding of our financial condition and results of operations.

Operations with the Parent Company

         In light of the fact that substantially all of our sales of crude oil and oil products are to Petrobras, we do not retain provisions for doubtful accounts.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         We are managed by a board of directors, which currently consists of two members, and our executive officers. The executive officers work as a board and are responsible for our day-to-day management. The board of directors is responsible for preparing our year-end accounts, convening shareholders' meetings and reviewing and monitoring our financial performance and strategy. Although not required by our bylaws, it is our policy that the Chairman and all of our executive officers be Petrobras employees. All of the current executive officers are experienced managers from Petrobras, some of whom have served on the boards of directors of Petrobras subsidiaries and in representative offices abroad.

         Our board of directors serve indefinite terms and can be removed with or without cause. The following table sets forth certain information about our board of directors.

                               BOARD OF DIRECTORS

Name                                              Date of Birth           Position           Year of Appointment
--------------------------------------------------------------------------------------------------------------------
Amir Guilherme Barbassa...................        May 19, 1947            Chairman                  1999
Carlos Ney Martin de Andrade..............        April 29, 1950          Director                  2001

Almir Guilherme Barbassa. Mr. Barbassa has been our Chairman and Executive Manager of Corporate Finance of Petrobras since July 12, 1999. He joined Petrobras in 1974 and served in Braspetro as Financial Manager in the Middle East, North Africa, the United States and Brazil. He served as Financial Director of Braspetro from 1993 to 1999. In addition, he was a professor in the economics department of the Petropolis Catholic University and of the Faculdades Integradas Bennett from 1973 to 1979.

Carlos Ney Martin de Andrade. Mr. Andrade joined Petrobras in 1974. He has served as Commercial Department Manager for Bunkering Crude Oil Supply and
Petroleum Products Trading. He has also served as Director of BR and Trading Manager for Petrobras America International. Prior to serving in his current role as Executive Manager for Marketing and Trading, Mr. Andrade was General Manager for Trading.

         The following table sets forth certain information about our executive officers.

                               EXECUTIVE OFFICERS

Name                                                          Date of Birth                     Position
--------------------------------------------------------------------------------------------------------------------
Claudia Valeria Carreiro de Souza...........          March 8, 1963                  Commercial Manager
Daniel Lima de Oliveira.....................          December 29, 1951              Financial Manager
Mariangela Monteiro Tizatto.................          August 9, 1960                 Accounting Manager
Geraldo Vieira Baltar.......................          August 25, 1944                Procurement Manager
Nilton Antonio de Almeida Maia..............          June 21, 1957                  Legal Manager
Ana Celia Fleischman........................          February 21, 1957              Secretary
Gerson Luiz Goncalves.......................          September 29, 1953             Auditor Manager

Claudia Valeria Carreiro de Souza. Ms. Carreiro became an executive officer of our company on March 19, 2000. She joined Petrobras in 1990 and has served as Commercial Department Manager for Petroleum Products Supply and Trading since 1994.

Daniel Lima de Oliveira. Mr. Lima became an executive officer of our company on April 19, 2000. He joined Petrobras in 1976 as a supply engineer in the Commercial Department. In 1982 he moved to the Financial Department where he worked in the short-term credit division and served as Assistant to the General Manager. From 1984 until 1988, he served as Financial Manager of the London office. Since 1998, he has served as a manager at Braspetro and a financial manager of the New York office. Since January 2002, he has been a director of Petrobras Internacional--BRASPETRO and Braspetro Oil Services--BRASOIL.

Mariangela Monteiro Tizatto. Ms. Tizatto became an executive officer of our company on April 4, 1998. She joined Petrobras in 1989 as an accountant in the Accounting Department. Since 1999, she has served as Petrobras' General Manager for Accounting Operations. From 1990 to 1995, she was Manager of Petrobras' Consolidated Accounting System, and from 1995 to 1999, she served as Manager of Petrobras' Division of Corporate Accounting. Before joining Petrobras, Ms. Tizatto was Manager of Auditing for Deloitte Touche Tohmatsu for seven years. She was also a professor of advanced accounting at the Faculdade Moraes Junior in Rio de Janeiro (1990).

Geraldo Vieira Baltar. Mr. Baltar became an executive officer of our company on August 11, 2001. He joined Petrobras in 1970 and currently serves as the Executive Manager of Energy under the Gas and Energy Directorship. He has held several positions with Petrobras, including Senior Equipment Engineer and Executive Manager of Materials.

Nilton Antonio de Almeida Maia. Mr. Maia became an executive officer of our company on April 19, 2000. He joined Petrobras in 1984 as an internal auditor. He has served as a tax consultant to Petrobras'

Legal Department, and since early 2000, has served as General Manager for the Finance and Tax Division. Mr. Maia is also a professor at the Universidade Federal do Rio de Janeiro.

Ana Celia Fleischman. Ms. Fleischman became an executive officer of our company on August 15, 2001. She joined Petrobras in 1980 as Analyst for Trading and Supply in the Commercial Department, where she worked in the natural gas, financial and pricing areas.

Gerson Luiz Goncalves. Mr. Goncalves became an executive officer of our company on April 19, 2000. He joined the Internal Audit Department of Petrobras in 1976 and has been Petrobras' Executive Manager for Internal Auditing for the last six years. He is responsible for all of Petrobras' internal accounting control activities. Mr. Goncalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and of the United States' Institute of Internal Auditors
(IIA).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         Our directors and executive officers do not receive compensation, pension or other benefits from us or Petrobras in respect of their functions as directors and officers of PIFCo.

BOARD PRACTICES

         The dates of appointment of our current directors and executive officers are set forth above under "Item 6. Directors and Senior Management and Employees." Our directors and executive officers do not have set terms of appointment. We have not entered into any service or employment contracts with any of our directors and executive officers. We do not have any audit or remuneration committees.

EMPLOYEES

         With the exception of five employees of PEL, our personnel consists solely of Petrobras employees, and we rely on Petrobras to provide all administrative functions.

SHARE OWNERSHIP

         We have 50,000 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petrobras.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         We are a wholly-owned subsidiary of Petrobras. We have numerous transactions with Petrobras and other affiliated companies in the ordinary course of business, as our primary function is to purchase crude oil and oil products for sale to Petrobras.

         Transactions with all related parties resulted in the following balances:

                             Petroleo          Petrobras         Alberto          Fronape                     December
                           Brasileiro S.A   International S.A.  Pasqualini-    International    December 31,      31,
                             Petrobras         Braspetro         Refap S.A.        Company          2001         2000
                             ---------         ---------         ----------        -------          ----         ----
                                                           (in thousands of U.S. dollars)
Current assets
   Accounts receivable,
    mainly by sales.....   $  2,368,594        $  36,878     $  173,413        $  5,966    $  2,584,851   $  3,011,167
   Notes receivable--
    current                      12,772          135,459                        134,744         282,975

Other non current assets
   Export prepayment..          750,000                                                         750,000
   Notes receivable--non
    current...........                                                                                          90,238
   Net investment in
    direct financing
    leases............          852,753                                                         852,753         52,015

Current liabilities
   Trade accounts
    payable...........           28,653          259,415                                        288,068         70,842
   Loans payable......           91,123          243,441                                        334,564      1,716,565
   Dividends payable..                                                                                          38,060
   Unearned income....            7,185                           1,133                           8,318         29,925

         Transactions with all related parties consisted of the following:

                                                                           December 31, 2001         December 31, 2000
                                                                           ------------------       -------------------
                                                                           Assets    Liabilities    Assets    Liabilities
                                                                           ------    -----------    ------    -----------
                                                                                  (in thousands of U.S. dollars)
Assets
   Current
    Accounts receivable..............................................   $2,584,851                $3,011,167
    Notes receivable(1)..............................................      282,975
   Other non current.................................................
    Notes receivable.................................................                                 90,238
    Export prepayment................................................      750,000
    Net investment in direct financing leases........................      852,753

Liabilities
   Current
    Trade accounts payable...........................................                   288,068                    70,842
    Loans payable(2).................................................                   334,564                 1,716,565
    Dividends........................................................                                              38,060
    Unearned income..................................................                     8,318                    29,925
                                                                                     ----------                ----------

Total...............................................................     4,470,579      630,950    3,101,405    1,855,392
                                                                        ==========   ==========   ==========   ==========

Current..............................................................    2,867,826      630,950    3,011,167    1,855,392
                                                                        ==========   ==========   ==========   ==========

Long-term............................................................    1,602,753                    90,238
                                                                        ==========                ==========

--------------
(1) These notes bear interest at rates ranging from 4.9% to 7.1% and have maturity periods ranging from 90 to 360 days.
(2) Our notes payable to Brasoil and Petrobras bear interest based upon LIBOR with spreads consistent with those charged to Petrobras by us.

         The principal amounts of business and financial operations carried out with related parties are as follows:

                                                                 Years ended December 31,
                                         -------------------------------------------------------------------------
                                                  2001                     2000                     1999
                                         ----------------------   -----------------------  -----------------------
                                          Income      Expense       Income      Expense      Income      Expense
                                         ---------  -----------   ----------  -----------  ---------   -----------
                                                              (in thousands of U.S. dollars)
Sales of crude oil and oil products
  and services
    PETROBRAS........................  $ 5,115,232              $ 7,290,321              $ 4,354,986
    REFAP S.A........................      738,943
    Petrobras America,
      Inc. - PAI.....................        6,390                  282,961                  179,039
Cost of sales
    PETROBRAS........................                  (95,242)                  (81,130)              (1,345,827)
    Petrobras America,
      Inc. - PAI.....................               (1,320,822)               (1,260,335)                (571,969)
    Braspetro Oil Services Company
       - BRASOIL.....................                  (83,320)
    Companhia MEGA S.A...............                 (148,723)
    Fronape International Company....                  (10,542)
Financial income
    PETROBRAS........................      126,992                  217,102                  156,531
    REFAP S.A. ......................       14,388
    Braspetro Oil
      Company - BOC..................        4,992                      238
    Braspetro Oil Services Company
       - BRASOIL.....................        3,711                       28
    Fronape International Company....        4,744
    Braspetro........................          614
Financial expense
    PETROBRAS........................                  (51,979)                 (152,940)                 (73,583)
    Braspetro Oil Services
      Company - BRASOIL..............                  (15,422)                     (198)
                                                       --------                     -----

    Total............................    6,016,006  (1,726,050)   7,790,650)  (1,494,603)  4,690,556   (1,991,379)
                                         =========  ===========   ==========  ===========  =========   ===========

ITEM 8.           FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See "Financial Statements" on pages F-1 through F-18.

         There is no litigation or governmental proceeding pending or, to our knowledge, threatened against us or any of our subsidiaries that, if adversely determined, would have a significant effect on our financial position or profitability.

         For a description of our dividend distribution policy, see "Item 10. Additional Information--Memorandum and Articles of Association--Rights and Obligations of Shareholders--Dividends."

ITEM 9.           THE OFFER AND LISTING.

         Our stock is not registered and there is no trading market for it. Trading in our senior notes takes place primarily in the Luxembourg
Stock Exchange.

ITEM 10.          ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

The following represents a summary of certain key provisions of our Memorandum and Articles of Association. The summary does not purport to be a summary of all of the provisions of our Memorandum and Articles of Association nor of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

REGISTER

         We are an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law (2001 Second Revision) with company registration number 76600. We registered and filed our Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997. We were initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of our shareholders to Petrobras International Finance Company on September 25, 1997. There has been no subsequent amendment to our Memorandum and Articles of Association.

OBJECTS AND PURPOSES

         Our Memorandum of Association grants us full power and authority to carry out the business of petroleum marketing, sales, financing and transportation and any business incidental thereto. As a matter of Cayman Islands law, we cannot trade in the Cayman Islands except in furtherance of the business carried on outside the Cayman Islands.

DIRECTORS

         Directors may vote on a proposal, arrangement or contract in which they are interested. However, interested directors must declare the nature of their interest at a directors' meeting. If the interested directors declare their interest, their votes are counted and they are counted in the quorum of such meeting.

         The directors may exercise their powers to borrow money, issue debt securities and to mortgage or charge any of the undertaking or property of our company and are generally responsible for its day-to-day management and administration.

         Directors are not required to own shares.

RIGHTS AND OBLIGATIONS OF SHAREHOLDERS

Dividends

         Shareholders may declare dividends in a general meeting but the dividends cannot exceed the amount recommended by the directors. The directors may pay the shareholders interim dividends and may, before recommending any dividend, set aside reserves out of profits. The directors can invest these reserves in their discretion or employ them in our business.

         Dividends may be paid in cash or in kind but may only be paid out of profits or, subject to certain restrictions of Cayman Islands law, a share premium account.

Voting Rights

         Votes may be cast at a general meeting by a show of hands or by a poll. On a vote by a show of hands, each shareholder or shareholder represented by proxy has one vote. On a vote by a poll, each shareholder or shareholder represented by proxy has one vote for each share owned.

         Directors are elected by ordinary resolution by the shareholders at general meetings or by a board resolution of the directors. Shareholders are not entitled to vote at a general meeting unless calls or other amounts payable on their shares have been paid. In lieu of voting on a matter at a general meeting, the shareholders entitled to vote on that matter may adopt the matter by signing a written resolution.

Redemption

         We may issue shares which are redeemable by us or by our shareholders. The amount payable on each share in a redemption is its fair value as determined by the directors on the basis of a willing seller and a willing buyer.

         Where we have agreed to purchase any share from a shareholder, we will give notice to the other shareholders, if any, specifying the number and class of shares to be purchased, the name and address of the seller, the price to be paid for the shares and the portion (if any) of that price which is being paid out of capital. The notice will also indicate a date on which the purchase is to be effected and will invite shareholders other than the seller, if any, to object to the purchase before that date. If any objection is received the redemption request will be refused by the directors or put to a general meeting of the shareholders.

Shareholder Rights Upon Liquidation

         If we are liquidated, the liquidator may (in accordance with an ordinary shareholder resolution):

         . set a fair value on our assets, divide all or part of our assets among the shareholders and determine how the assets will be divided among shareholders or classes of shareholders; and

         .    vest all or part of our assets in trustees.

         Shareholders will not be compelled to accept any securities on which there is a liability.

Calls on Shares

         Directors may make calls on the shareholders with respect to any amounts unpaid on their shares. Each shareholder shall pay to the company the amounts called on such shares.

Change to Rights of Shareholders

         Shareholders may change the rights of their class of shares by:

         . getting the written consent of three-fourths of the shareholders of that class; or

         . passing a special resolution at a meeting of the shareholders of that class.

         There are no general limitations on the rights to own shares specified by the articles.

GENERAL MEETINGS

         A general meeting may be convened:

         .    by the directors at any time; or

         .    by any two shareholders by written request.

         Notice of a general meeting is given to all shareholders.

         All business carried out at a general meeting is considered special business except:

         .    sanctioning a dividend;

         . consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

         .    appointment and removal of directors; and

         .    fixing of remuneration of the auditors.

         Shareholder consent is required to carry out special business at a meeting unless notice of the special business is given in the notice of the meeting. A quorum of shareholders is required to be present at any meeting in order to carry out business. Any two shareholders or one shareholder holding a majority of the shares who are present in person or represented by proxy is a quorum.

         There is no requirement under Cayman Islands law to convene an annual meeting or to convene any general meeting of the shareholders. The directors are permitted to designate any general meeting of shareholders as an annual general meeting.

LIABILITY OF SHAREHOLDERS

         In normal circumstances, the liability of any shareholder to us is limited to the amount which such shareholder has agreed to pay in respect of the subscription of his shares.

CHANGES IN CAPITAL

         We may increase our share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject.

         We may also by ordinary resolution:

         . consolidate and divide all or any of our share capital into shares of a larger amount;

         . sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law; and

         . cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

         We may reduce our share capital and any capital redemption reserve by special resolution in accordance with relevant provision of Cayman Islands law.

INDEMNITY

         Our directors and officers are indemnified out of our assets and funds against all actions, losses, expenses and liabilities which they incur in the discharge of their respective duties, powers, authorities or discretions. Under our Memorandum of Association, directors and officers are excused from all liability to us, except for any losses which arise as a result of such party's own dishonesty.

ACCOUNTS

         Accounts relating to our affairs are kept in such manner as may be determined from time to time by the directors and may be audited in such manner as may be determined from time to time by us in a general meeting or failing any such determination by the directors. There is, however, no requirement as a matter of Cayman Islands law to have our accounts audited.

TRANSFER OUT OF JURISDICTION

         We may, by special resolution of the shareholders, transfer out of the Cayman Islands into any jurisdiction permitting such transfer.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are:

         . no governmental laws, decrees or regulations in Cayman Islands that restrict the export or import of capital, including dividend and other payments to non-resident holders to the Cayman Islands, and

         . no limitations on the right of nonresident or foreign owners imposed by Cayman Island law or our Memorandum of Association to hold or vote our shares.

                                    TAXATION

         The following is a summary of principal Cayman Islands and United States federal income tax considerations that may be relevant to the purchase, ownership, and disposition of our debt securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and the Cayman Islands.

         This summary is based on the tax laws of the Cayman Islands and the United States as in effect on the date of this annual report, as well as regulations, rulings and decisions of the Cayman Islands and the United States available on or before the date of this annual report and now in effect. All of these laws, regulations, rulings and decisions are subject to change, which could apply retroactively and cause statements in this summary to no longer be true. There is no reciprocal tax treaty between the Cayman Islands and the United States.

CAYMAN ISLANDS TAXATION

         Under current law, we are not subject to income, capital, transfer, sales or other taxes in the Cayman Islands.

         We were incorporated as an exempted company under the laws of the Cayman Islands on September 24, 1997. We have received an Undertaking as to Tax Concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) which provides that, for a period of twenty years from the date thereof no law hereafter enacted in the Cayman Islands imposing any tax or duty to be levied on income or on capital assets, gains or appreciation will apply to any of our income or property and which is deemed to provide that no tax is to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of shares, debentures or other of our obligations, or by way of withholding of any part of a payment of principal due under a debenture or other of our obligations.

         No Cayman Islands withholding tax applies to distributions by us in respect of the notes. Noteholders are not subject to any income, capital, transfer, sales or other taxes in the Cayman Islands in respect of their purchase, holding or disposition of the notes.

         Noteholders whose notes are brought into or issued in the Cayman Islands will be liable to pay stamp duty of up to C.I.$250 on each note.

U.S. FEDERAL INCOME TAXATION

          The following summary sets forth certain United States federal income tax consequences of the purchase, ownership and disposition of our debt securities. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date of this offering memorandum, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of United States federal income taxation which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt organizations, persons holding notes as part of a position in a "straddle" or as part of a hedging transaction or "conversion transaction" for U.S. federal tax purposes, persons that enter into a "constructive sale" transaction with respect to the notes or U.S. Holders (as defined below) whose functional currency as defined in Section 985 of the Code is not the U.S. dollar. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of notes who purchase notes at the original issue price and hold the notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code.

         PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF INVESTING IN THE NOTES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         As used herein, the term "U.S. Person" includes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, (iii) any estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions, or a trust that elects under U.S. Treasury regulations to be treated as a domestic trust and (v) a partnership to the extent the interests therein are held by any of the foregoing. The terms "U.S." and "United States" mean the United States of America (including the states and the District of Columbia). A "U.S. Holder" is a beneficial owner of a note that is a U.S. Person. A "Non-U.S. Holder" is a beneficial owner of a note that is not a U.S. Person. A "U.S.-Controlled Person" includes (i) a controlled foreign corporation for United States tax purposes,
(ii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a trade or business within the United States for a specified three-year period and (iii) a foreign partnership that is engaged in a U.S. trade or business or more than 50% of whose income or capital interests are held by U.S. Persons.

         In the case of a holder of notes that is a partnership for U.S. federal tax purposes, each partner will take into account its allocable share of income or loss from the notes, and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

U.S. HOLDERS

Payments of interest

         Payments of interest on a note (including additional amounts, if any) will generally be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder's regular method of tax accounting. Thus, to the extent that amounts are withheld and additional amounts are paid on the notes, a U.S. Holder will be required to report income in an amount greater than the cash received on the payments. Interest income from the notes will constitute foreign source income for United States federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of "passive income" or, in the case of certain holders, "financial services income" for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. If any withholding taxes are paid in respect of payments to a U.S. Holder on the notes and the withholding tax rate is at least 5%, interest income from the notes will be treated separately as "high withholding tax interest" for purposes of computing that holder's foreign tax credit. A U.S. Holder may be eligible, subject to a number of limitations, to a foreign tax credit or deduction against such U.S. Holder's United States federal income tax liability for taxes withheld on the notes.

Sale or disposition of Notes

         A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxed as such) and such U.S. Holder's tax basis in the note. A U.S. Holder's tax basis in the note will generally equal the U.S. Holder's cost for the note. In the case of a U.S. Holder that is an individual, estate or trust, the maximum marginal federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income if the U.S. Holder's holding period for the note exceeds one year. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note will generally be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

NON-U.S. HOLDER

         Subject to the discussion of "backup" withholding below, interest on the notes is currently exempt from United States federal income taxes, including withholding taxes, if paid to a Non-U.S. Holder unless the interest is effectively connected with the conduct by such holder of a United States trade or business. In addition, (i) subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized on the sale or exchange of a note, provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business and, in the case of a Non-U.S. Holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met and (ii) the notes will be deemed to be situated outside the United States for purposes of the United
States federal estate tax and will not be includible in the gross estate for purposes of such tax in the case of a non-resident of the United States who is not a citizen of the United States at the time of death.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, payments made on a note within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements and will also be subject to backup withholding tax if (i) the payee fails to provide an accurate taxpayer identification number, (ii) the payor has been notified by the IRS that the recipient has failed to report all interest or dividends required to be shown on its United States federal income tax returns or (iii) in certain circumstances, the payee fails to comply with applicable certification requirements. Payments to Non-U.S. Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN (or other relevant form).

         Backup withholding will not apply to payments made outside the United States by PIFCo or a Paying Agent on a note, unless the payor is a U.S. Person or U.S.-Controlled Person and has actual knowledge that the beneficial owner of the note is a U.S. Person. In addition, if payments are collected outside the United States by a foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a note, that custodian, nominee or other agent will not be required to deduct backup withholding from payments made to that beneficial owner unless the custodian, nominee or other agent is a U.S. Person or U.S.-Controlled Person and has actual knowledge that the beneficial owner thereof is a U.S. Person. Payments by a custodian, nominee, or other agent that is a U.S. Person or U.S.-Controlled Person will be subject to information reporting unless that custodian, nominee or other agent has documentary evidence in its files of the beneficial owner's foreign status and has no actual knowledge to the contrary.

         Payment of the proceeds from the sale of a note to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the beneficial owner thereof certifies it is not a U.S. Person on an IRS Form W-8BEN (or other relevant form) under penalty of perjury or otherwise establishes an exemption from information reporting and backup withholding. Payment of the proceeds from the sale of a note effected outside the United States to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding, except that, if the broker is a U.S. Person or U.S.-Controlled Person, information reporting will apply to those payments unless the broker has documentary evidence in its files that the beneficial owner is not a U.S. Person and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption, and backup withholding will apply if the broker has actual knowledge that the beneficial owner is a U.S. Person.

         Generally, a holder may obtain a refund of any amount withheld under the backup withholding rules that exceed the holder's United States federal income tax liability by filing a refund claim with the IRS.

                               MATERIAL CONTRACTS

EXPORT RECEIVABLES ASSET SECURITIZATION PROGRAM

         In December 2001, PFL entered into the Export Receivables Asset Securitization Program. See "Item 4. Information on the Company--Business
Overview--Petrobras    Finance   Limited    (PFL)--Export    Receivables   Asset
Securitization Program."

The Prepayment Agreement

         Pursuant to the Prepayment Agreement, PFL paid to Petrobras an initial prepayment in the amount of U.S.$750 million for future export and sales by Petrobras to PFL of Eligible Products.

The Master Export Contract

         As long as any Senior Trust Certificates or any amounts payable to the insurers remain outstanding, Petrobras will deliver, in each quarterly period, a quantity of Eligible Products having a market value equal to any scheduled payments of interest, principal or other amounts due under the Senior Trust Certificates. Under the Master Export Contract, Petrobras exports and sells Eligible Products to PFL during each quarterly period:

         . in an amount equal to at least 80% of the total volume of all bunker fuel and fuel oil (collectively, Heavy Fuel Oil) exported by Petrobras during that quarterly period; and

         . with a value (based upon the net invoice price at which such Eligible Products are actually sold by PFL) equal to at least:

              - the highest aggregate amount scheduled to be paid by the Trustee in any quarterly period during the remaining term of any series of Senior Trust Certificates at the time outstanding, with respect to interest, principal and other amounts due under the Senior Trust Certificates multiplied by

              - a factor that fluctuates between 2.0 and 3.0, depending upon the level of sales of Eligible Products by PFL that are contracted to be made under arrangements that provide for a minimum price per barrel or other hedging arrangements and the relevant minimum price or price established by such hedging arrangements.

         Petrobras also agrees that its average daily gross exports of Heavy Fuel Oil for any rolling twelve-month period will be equal to at least 70,000 barrels. Petrobras is not relieved of its obligations to deliver Eligible Products under the Master Export Contract for any reason, including, without limitation, as a result of force majeure or on non-payment by PFL.

Risk of Loss

         Petrobras fulfills its delivery obligations to PFL by delivering the Eligible Products directly to Buyers on behalf of PFL. Title and risk of loss remain with Petrobras until the Eligible Products are delivered to the Buyers, at which time both title and risk of loss pass to PFL and simultaneously to Buyers.

         Taxes and Expenses

         Petrobras is obligated to indemnify PFL against all costs, expenses, liabilities, damages and other similar obligations which may be imposed upon, incurred or suffered by PFL in respect of any present or future taxes of any nature assessed against PFL by Brazil, the Cayman Islands, the United States or any other taxing jurisdiction.

         Indemnification

         Petrobras is obligated to indemnify and hold harmless PFL, its affiliates, and their respective officers, directors, employees and agents from all suits, direct damages or other losses arising from or out of the transactions contemplated by the Principal Agreements, including: any negligence or willful misconduct of Petrobras, breach of representations or warranties, claims for payment (whether in cash or kind) by any and all third parties in respect of taxes or similar charges upon the distribution, sale and transportation of any Eligible Products prior to its export, claims for payment by any and all third parties who purport to be entitled to receive any portion of the proceeds from, or any payment relating to, the sale of the Eligible Products to PFL, amounts payable by PFL in respect of any indemnification provided to other persons, and all expenses arising from or out of any tax which may be levied and assessed upon PFL in respect of any delivery, sale or resale of Eligible Products to PFL.

         Negative Pledge

         So long as any Senior Trust Certificate remains outstanding or any amount payable to an Enhancer under any of the Insurance Documents remains outstanding, Petrobras will not create or permit any Lien, other than a Petrobras Permitted Lien, on any of Petrobras' assets or any of its subsidiaries' assets to secure (i) any of Petrobras' indebtedness, (ii) any of its subsidiaries' indebtedness or (iii) the indebtedness of any other Person, unless Petrobras contemporaneously creates or permits such Lien to secure equally and ratably Petrobras' obligations under the Master Export Contract and the other transaction documents to which it is a party or Petrobras provides other security for its obligations under the Master Export Contract and the other transaction documents to which it is a party as is duly approved by a resolution of the Senior Certificate Holders in accordance with the trust deed.

Sales Agreements

         PFL will sell Eligible Products purchased from Petrobras or its affiliates under the following arrangements:

         . An Offtake Contract with Citibank, N.A., the Offtaker. Under the Offtake Contract, the Offtaker agrees to purchase Eligible Products from PFL, in quantities in each quarterly period having a value equal to 1.1 times the amounts scheduled to be paid with respect to the Senior Trust Certificates in that period. PFL may also enter into other offtake contracts with the Offtaker or other parties in the future.

         . A Product Sale Agreement with Petrobras America, Inc., a 99.99% indirectly owned subsidiary of Petrobras, or the U.S. Seller, that may purchase Eligible Products from time to time from PFL and sell them to buyers primarily in the United States.

         .    Sales to other purchasers of Eligible Products in the open market.

The Receivables Purchase Agreement

         Pursuant to the Receivables Purchase Agreement, PFL sells to the Trustee the rights to a specified amount of designated receivables to be generated from the sale of Eligible Products by PFL. In exchange, the Trustee issued to PFL the Trust Certificates. The rights to the purchased receivables acquired by the Trust on the closing date will consist of:

         . Certain receivables to be generated by the sale of Eligible Products to the Offtaker, following an agreed schedule under the Offtake Contract.

         . Certain additional receivables to be generated by the sale of Eligible Products to other buyers following an agreed schedule; and

         . If applicable, certain receivables in each quarterly period equal to any taxes incurred on payments in respect of outstanding Senior Trust Certificates, together with certain other amounts.

The Insurance and Reimbursement Agreements

         Each series of the Senior Trust Certificates features credit enhancement by means of a Financial Guaranty Insurance Policy. XLCA provides the Financial Guaranty Insurance Policy for Series A-1 and Series A-2, MBIA provides the Financial Guaranty Insurance Policy for Series B and Ambac provides the Financial Guaranty Insurance Policy for Series C. XLCA, MBIA and Ambac all provide monoline insurance services and are each rated Aaa/AAA/AAA by Moody's, S&P and Fitch, respectively.

         The parties also entered into Insurance and Reimbursement Agreements pursuant to which, among other things, the Trustee has agreed to reimburse, with interest, MBIA, Ambac and XLCA, as applicable, for amounts paid pursuant to claims made under their respective Financial Guaranty Insurance Policies.

PIFCo SENIOR NOTES ISSUANCES

         We have issued three series of senior notes in the aggregate amount of U.S.$1,550 million. In 2001, we issued U.S$1,050 million in long-term notes due in 2008 and 2011. Since December 31, 2001, we have issued an additional U.S.$500 million in long-term notes, consisting of U.S.$400 million of 9 1/8% senior notes issued on February 4, 2002 and U.S.$100 million of additional 9 1/8% senior notes issued on February 21, 2002. See "Item 5. Management's Discussion and Analysis of Results of Operation--Liquidity and Capital Resources." The terms of each of these series of senior notes, and the material agreements which set forth their terms, are substantially similar and are summarized below.

Indentures

         Each series of senior notes was issued pursuant to an indenture between us, as the issuer, and The Bank of New York, as trustee. The terms of the indentures require us and our subsidiaries, among other things, to:

         . pay all amounts owed by us under the indenture and the notes when such amounts are due, and perform each of our other obligations under the various transaction documents entered into by it in connection with the issuance of the notes;

         . comply with all applicable laws and maintain all necessary governmental approvals;

         .    pay all uncontested taxes;

         .    preserve our existence and maintain our properties;

         .    maintain adequate insurance;

         .    maintain our books and records in accordance with U.S. GAAP;

         . maintain an office or agency in New York for the purpose of service of process;

         .    ensure that the notes continue to be our senior obligations;

         . use proceeds from the issuance of the notes for specified purposes, namely the purchase of oil imports and the repayment of short-term indebtedness;

         . give notice to the trustee of any default or event of default under the indenture or certain currency control events in Brazil;

         .    provide certain financial statements to the trustee;

         . take actions to maintain the trustee's or the noteholders' rights under the relevant transaction documents;

         .    maintain the required coverage amount;

         .    provide certain information to noteholders  required by Rule 144A;
              and

         .    replace the trustee upon any resignation or removal thereof.

         In addition, the terms of the indenture restrict our ability and the ability of our subsidiaries, among other things, to:

         .    undertake certain mergers, consolidations or similar transactions;

         .    create certain liens on its assets or pledge its assets; and

         .    enter into certain transactions with our affiliates.

         These covenants are subject to a number of terms, conditions and further qualifications.

         The indenture also contains certain events of default, consisting of the following:

         .    failure to pay principal when due;

         . failure to pay interest within 30 days of any interest payment date;

         . inaccuracy of any representation or warranty made by us or Petrobras in any transaction document or in certain specified other certificates when made;

         . breach of a covenant or agreement in the indenture, the standby purchase agreement and other relevant transaction documents by us or Petrobras;

         . acceleration of or failure to make a payment on our indebtedness or the indebtedness of Petrobras or a material subsidiary of Petrobras that equals or exceeds a specified threshold;

         . a final judgment against us, Petrobras or a material subsidiary of Petrobras that equals or exceeds a specified threshold;

         . certain events of bankruptcy, liquidation or insolvency of us, Petrobras or any material subsidiary of Petrobras;

         . certain events relating to the unenforceability of the relevant transaction documents against us or Petrobras;

         . the cancellation, termination (other than as permitted in the indenture) or unenforceability of the letter of credit unless an equivalent letter of credit is promptly provided or an equivalent amount in U.S. dollars is promptly deposited in the reserve account;

         . Petrobras ceases to own at least 51% of our outstanding voting shares; and

         . we or Petrobras shall fail to comply with our obligations with respect to the required coverage amount.

Standby Purchase Agreements

         Our senior notes have the benefit of credit support from Petrobras in the form of standby purchase agreements under which Petrobras is obligated to make certain payments to the trustee in the event we fail to make required payments of principal, interest and other amounts due under the senior notes and the indenture. Subject to certain limitations, Petrobras is required to purchase from the holders of the notes and pay to the trustee amounts in respect of the noteholders' right to receive:

         . the amount of any interest or other amounts not paid by us in accordance with the terms of the notes and the indenture;

         . the entire principal amount of the notes in the event we fail to do so at their expected maturity or earlier upon any redemption or acceleration of the senior notes prior to the expected maturity date or, if extended, on the final maturity date; and

         . except where certain events have occurred which limit Petrobras' ability to convert and transfer Reais and U.S. dollars, interest on all of the foregoing amounts at a default rate, for payments beyond the date that we were required to make payment under the indenture in respect of the full principal amount of the senior notes.

         We will have the right to defer making payments under the indentures for up to 18 months, if an event of inconvertibility, untransferability or expropriation occurs that prevents Petrobras from making required payments under the standby purchase agreement.

         Obligations under the standby purchase agreement constitute direct and general senior unsecured and unsubordinated obligations of Petrobras and rank pari passu with other senior, unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras' obligations under the standby purchase agreement.

Letters of Credit/Political Risk Insurance

         Pursuant to the indentures, we established and maintained reserve accounts with the trustee on behalf of the holders of the senior notes. We were also required to issue an irrevocable standby letter of credit in favor of the trustee or provide political risk insurance for the trustee, in aggregate amounts set forth in the terms of the senior notes. The required coverage amount varies for each series of senior notes. The funds in the reserve account may be returned to us, and the required coverage amount may be reduced, under certain circumstances. We have paid all premiums on our insurance policies and/or have funded and issued standby irrevocable letters of credit, which will be replaced by other standby letters of credit or by funds in our reserve accounts.

         Amounts may be withdrawn from the reserve account and drawings may be made under the letter of credit or the political risk insurance policy to make scheduled interest payments on the senior notes for up to 18 months, if an event of inconvertibility, untransferability or expropriation occurs.

Registration Rights Agreement

         Pursuant to the registration rights agreement, we are obligated to consummate exchange offers to cause the senior notes to generally become freely transferable. This requirement was already met with respect to the first two series of senior notes on December 19, 2001. If this requirement is not met for the U.S.$500 million issuance, then the annual interest rate on the notes will increase to a rate which is 0.5% above the interest rate, until the earliest of the date that:

         .    the exchange offer is consummated; or

         . a registration statement relating to resale of the notes is declared effective by the SEC.

                              DOCUMENTS ON DISPLAY

         We are subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuer, and accordingly, we file or furnish reports, information statements and other information with the U.S. Securities and Exchange Commission. Documents that are exhibits to or incorporated by reference in this annual report and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., room 1024, Washington, D.C. 20549, and at the U.S. Securities and Exchange Commission's Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suit 1400, Chicago, Illinois 60661.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         We make limited use of derivatives. We do not hold derivative instruments for trading purposes or for leverage.

         In the normal course of business, we face risks that are non-financial or non-quantifiable, including interest rate risk. While Petrobras is in the process of changing its risk management processes, including those which may affect us, neither Petrobras nor we have yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. We have historically passed on our financing costs to Petrobras by selling crude oil and oil products to Petrobras at a premium to compensate for our financing costs. Although Petrobras and we are considering methods of continuing this practice in the future, we cannot assure you that this practice will continue.

         Our borrowings are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 1.82% to 7.56%. The weighted average borrowing for short-term debt at December 31, 2001 was 2.82%, compared to 7.84% at December 31, 2000.

         The table below sets forth the amounts and related weighted average interest rates by expected maturity dates for our long-term debt obligations at December 31, 2001:

                                      CALENDAR YEAR OF EXPECTED MATURITY DATE FOR DEBT
                                   (in thousands of U.S. dollars, except for percentages)

                                                     December 31, 2001
                                                                                                         Total
       Outstanding                                                                                      Carrying      Fair
          Debt                   2002        2003        2004         2005        2006     2007-2030     Value        Value
------------------------     ------------ ----------- -----------  ----------  ---------- ----------- ----------- ------------
Fixed rate debt...........      $985,000     $51,700    $162,750     $78,974     $211,876  $1,403,700  $2,894,000  $2,871,074
   Average interest rate..         4.21%       4.21%       4.21%       6.95%        5.30%      10.24%      --          --
Variable rate debt .......            --          --          --     $39,864      $42,528    $343,608    $426,000    $426,000
   Average interest rate..         4.10%       4.10%       4.10%       4.10%        4.10%       4.11%
Total debt obligations....      $985,000     $51,700    $162,750    $118,838     $254,404  $1,747,308  $3,320,000  $3,297,074

---------------------------------------
Note:  Numbers may not total due to rounding.

         At December 31, 2001, 12.8% of our debt was dollar-denominated floating rate debt and 87.2% of our debt was dollar-denominated fixed rate debt. Since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.

ITEM 12.          DESCRIPTION OF  SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         None.

ITEM 15.          [RESERVED]

ITEM 16.          [RESERVED]

ITEM 17.          FINANCIAL STATEMENTS.

         We have responded to Item 18 in lieu of this item.

ITEM 18.          FINANCIAL STATEMENTS.

         See pages F-1 through F-18 incorporated herein by reference.

ITEM 19. EXHIBITS.

         Our financial statements as of December 31, 2001, 2000, 1999 and for the years ended December 31, 2001, 2000 and 1999 are attached hereto on pages F-2 through F-17 and are incorporated herein by reference.

         (a) The following financial statements, together with the reports of PricewaterhouseCoopers thereon, are filed as a part of this annual report:

                                                                                                      Page
                                                                                                      ----
Report of Independent Accountants......................................................................F-2
Consolidated Balance Sheets............................................................................F-3
Consolidated Statements of Income......................................................................F-4
Changes in Consolidated Stockholder's Equity...........................................................F-5
Consolidated Statements of Cash Flows..................................................................F-6
Notes to Consolidated Financial Information............................................................F-7

(b)  Exhibit No:               Description
     ----------                -----------

Exhibit 1                      Memorandum and Articles of Association of Petrobras International Finance
                               Company

Exhibit 2                      Indenture, dated as of May 9, 2001, between Petrobras International Finance
                               Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior
                               Notes due 2008 (incorporated by reference to Exhibit 4.1 to the
                               Registration Statement of Petrobras International Finance Company and
                               Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001
                               (registration statement no. 333-14168))

Exhibit 2.1                    Supplemental Indenture, dated as of November 26, 2001, between Petrobras
                               International Finance Company and The Bank of New York, as Trustee,
                               relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to
                               Exhibit 4.2 to the Registration Statement of Petrobras International
                               Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on
                               December 6, 2001 (registration statement no. 333-14168))

Exhibit 2.2                    Indenture, dated as of July 6, 2001, between Petrobras International
                               Finance Company and The Bank of New York, as Trustee, relating to the 9
                               3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the
                               Registration Statement of Petrobras International Finance Company and
                               Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001
                               (registration statement no. 333-14170))

Exhibit 2.3                    Supplemental Indenture, dated as of November 26, 2001, between Petrobras
                               International Finance Company and The Bank of New York, as Trustee,
                               relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to
                               Exhibit 4.2 to the Registration Statement of Petrobras International
                               Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on
                               December 6, 2001 (registration statement no. 333-14170))

Exhibit 2.4                    Indenture, dated as of February 4, 2002, between Petrobras International
                               Finance Company and The Bank of New York, as Trustee, relating to the 9
                               1/8% Senior Notes due 2007

(b)  Exhibit No:               Description
     ----------                -----------

Exhibit 2.5                    Registration Rights Agreement, dated as of May 9, 2001, among Petrobras
                               International Finance Company, Petroleo Brasileiro S.A.--Petrobras, and USB
                               Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc.,
                               RBC Dominion Securities Corporation and Santander Central Hispano
                               Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the
                               Registration Statement of Petrobras International Finance Company and
                               Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001
                               (registration statement no. 333-14168))

Exhibit 2.6                    Registration Rights Agreement, dated as of July 6, 2001, among Petrobras
                               International Finance Company, Petroleo Brasileiro S.A.--Petrobras, and USB
                               Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc.,
                               RBC Dominion Securities Corporation and Santander Central Hispano
                               Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the
                               Registration Statement of Petrobras International Finance Company and
                               Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001
                               (registration statement no. 333-14170))

Exhibit 2.7                    Registration Rights Agreement, dated as of February 4, 2002, among
                               Petrobras International Finance Company, Petroleo Brasileiro
                               S.A.--Petrobras, and USB Warburg LLC, Morgan Stanley & Co. Incorporated and
                               Banco Bilbao Vizcaya Argentaria S.A.

Exhibit 2.8                    Standby Purchase Agreement, dated as of May 9, 2001, between Petroleo
                               Brasileiro S.A.--Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras
                               International Finance Company and Petroleo Brasileiro S.A.--Petrobras on
                               Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

Exhibit 2.9                    Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26,
                               2001, between Petroleo Brasileiro S.A.--Petrobras and The Bank of New York,
                               as Trustee (incorporated by reference to Exhibit 4.6 to the Registration
                               Statement of Petrobras International Finance Company and Petroleo
                               Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001
                               (registration statement no. 333-14168))

Exhibit 2.10                   Standby Purchase Agreement, dated as of July 6, 2001, between Petroleo
                               Brasileiro S.A.--Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras
                               International Finance Company and Petroleo Brasileiro S.A.--Petrobras on
                               Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

Exhibit 2.11                   Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26,
                               2001, between Petroleo Brasileiro S.A.--Petrobras and The Bank of New York,
                               as Trustee (incorporated by reference to Exhibit 4.6 to the Registration
                               Statement of Petrobras International Finance Company and Petroleo
                               Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001
                               (registration statement no. 333-14170))

Exhibit 2.12                   Standby Purchase Agreement, dated as of February 4, 2002, between Petroleo
                               Brasileiro S.A.--Petrobras and The Bank of New York, as Trustee

Exhibit 2.13                   Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras
                               International Finance Company and UBS Warburg LLC and Morgan Stanley & Co.
                               Incorporated

Exhibit 2.14                   Master Export Contract, dated as of December 21, 2001, between Petroleo
                               Brasileiro S.A.--Petrobras and Petrobras Finance Ltd.

(b)  Exhibit No:               Description
     ----------                -----------

Exhibit 2.15                   Depositary Agreement, dated as of December 21, 2001, among U.S. Bank,
                               National Association, Cayman Islands Branch, in capacity as Trustee of the
                               PF Export Receivables Master Trust, Citibank, N.A., in capacity as
                               Securities Intermediary, and Petrobras Finance Ltd.

Exhibit 2.16                   Administrative Services Agreement, dated as of December 21, 2001, between
                               Petroleo Brasileiro S.A.--Petrobras, as Delivery and Sales Agent, and
                               Petrobras Finance Ltd.

Exhibit 2.17                   Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S.
                               Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as
                               Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras
                               International Finance Company, as Servicer

Exhibit 2.18                   Receivables Purchase Agreement, dated as of December 21, 2001, among
                               Petrobras Finance Ltd., Petroleo Brasileiro S.A.--Petrobras and U.S. Bank,
                               National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust

Exhibit 8.1                    For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see "Business Overview" on page 10

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Petrobras International Finance Company--PIFCo, hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Petrobras International Finance Company--PIFCo

                            By:      /s/Almir Guilherme Barbassa
                                     -------------------------------------------
                            Name: Almir Guilherme Barbassa
                            Title: Chairman of the Board of Directors

Date:  June 28, 2002

Petroleo Brasileiro S.A.-- PETROBRAS and subsidiaries
--------------------------------------------------------------------------------


Petrobras International
Finance Company

Consolidated Financial Information
as of December 31, 2001 and 2000 and
Report of Independent Accountants

Petrobras International Finance Company
--------------------------------------------------------------------------------

Report of Independent Accountants

To the Board of Directors and Stockholder of Petrobras International Finance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of changes in stockholder's equity and of cash flows, present fairly, in all material respects, the financial position of Petrobras International Finance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

March 26, 2002

Petrobras International Finance Company
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

(Expressed in Thousands of United States Dollars, except number of shares and per share amounts)

                                                                                      December 31,
                                                                                      ------------
                                                                                   2001          2000
                                                                                   ----          ----
ASSETS
Current assets
         Cash and cash equivalents .........................................       48,593        51,198
         Accounts receivable
                 Related parties ...........................................    2,584,851     3,011,167
                 Trade .....................................................       44,740        39,608
         Notes receivable
                 Related parties ...........................................      282,975
                 Other .....................................................      180,000
         Prepaid expense and other current assets ..........................       10,691           239
                                                                               ----------    ----------
                                                                                3,151,850     3,102,212
                                                                               ----------    ----------
Property and equipment .....................................................          213
                                                                               ----------
Other non current assets
         Advances to suppliers .............................................       11,309
         Prepaid expense ...................................................       41,644
         Export prepayment and assets ......................................      900,000
         Net investment in direct financing leases from related party ......      852,753        52,015
         Notes receivable--related parties .................................                     90,238
                                                                               ----------    ----------
                                                                                1,805,706       142,253
                                                                               ----------    ----------
Total assets ...............................................................    4,957,769     3,244,465
                                                                               ==========    ==========
Liabilities and stockholder's equity
Current liabilities
         Trade accounts payable
                 Related parties ...........................................      288,068        70,842
                 Other .....................................................      231,000       593,190
         Loans payable--related parties ....................................      334,564     1,716,565
         Short-term debt ...................................................      775,427       530,352
         Current portion of long term debt .................................      215,000
         Dividends payable .................................................                     38,060
         Unearned income--related parties ..................................        8,318        29,925
         Other current liabilities .........................................       41,004        10,812
                                                                               ----------    ----------
                                                                                1,893,381     2,989,746
                                                                               ----------    ----------
Long-term liabilities

         Capital lease .....................................................      680,000
         Long-term debt ....................................................    2,335,000       245,000
                                                                               ----------    ----------
                                                                                3,015,000       245,000
                                                                               ----------    ----------
Commitments and contingencies (Note 6)
Stockholder's equity
         Shares authorized and issued
                 Common stock--2001 and 2000--50,000 shares, par value US$ 1           50            50
         Additional paid in capital ........................................       60,000
         Retained earnings (accumulated deficit) ...........................      (10,662)        9,669
                                                                               ----------    ----------
                                                                                   49,388         9,719
                                                                               ----------    ----------
Total liabilities and stockholder's equity .................................    4,957,769     3,244,465
                                                                               ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

Petrobras International Finance Company
--------------------------------------------------------------------------------


Consolidated Statements of Income
(Expressed in Thousands of United States Dollars except number of shares)


                                                                    Years ended December 31,
                                                                    ------------------------
                                                               2001          2000          1999
                                                               ----          ----          ----
Sales of crude oil and oil products and services .......    6,271,196     7,937,003     4,727,989
Cost of sales ..........................................   (6,263,551)   (7,912,615)   (4,723,771)
Gross profit ...........................................        7,645        24,388         4,218
Financial income .......................................      158,804       221,578       158,407
Financial expense ......................................     (187,215)     (219,637)     (142,232)
Gain on materials and equipment ........................          435
                                                           ----------    ----------    ----------
Net income (loss) for the year .........................      (20,331)       26,329        20,393
                                                           ==========    ==========    ==========

Weighted average number of shares outstanding ..........       50,000        50,000        50,000
                                                           ==========    ==========    ==========









   The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
--------------------------------------------------------------------------------

CHANGES IN CONSOLIDATED STOCKHOLDER'S EQUITY
(Expressed in Thousands of United States Dollars, except number of shares and per share amounts)

                                                                          Years ended December 31,
                                                                       -----------------------------
                                                                         2001       2000      1999
                                                                         ----       ----      ----
Common stock .......................................................        50         50        50
                                                                       -------    -------   --------
Additional paid in capital
     Conversion of loans--Balance at December 31 ...................    60,000
Retained earnings
     Balance at January 1 ..........................................     9,669     21,400     1,007
     Net income (loss) for the year ................................   (20,331)    26,329    20,393
     Dividends declared (per share: 2000--US$ 0.76) ................              (38,060)
                                                                       -------    -------   --------
     Balance at December 31 ........................................   (10,662)     9,669    21,400
                                                                       -------    -------   --------
Total stockholder's equity .........................................    49,388      9,719    21,450
                                                                       =======    =======   ========







The accompanying notes are an integral part of these consolidated financial statements.

Petrobras International Finance Company
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of United States Dollars)

                                                                                                 Years ended December 31,
                                                                                                 ------------------------
                                                                                            2001          2000          1999
                                                                                            ----          ----          ----
Cash flows from operating activities
         Net income (loss) for the year .............................................      (20,331)       26,329        20,393
         Decrease (increase) in assets
                 Accounts receivable
                         Related parties ............................................      426,316      (171,429)   (1,127,563)
                         Trade ......................................................       (5,132)      (37,279)       (2,329)
                 Prepaid expenses and other assets ..................................      (52,096)        8,327        (7,440)
         Increase (decrease) in liabilities
                 Trade accounts payable
                         Related parties ............................................      217,226       (77,233)      (45,849)
                         Other ......................................................     (362,190)      286,353       268,779
                 Other liabilities ..................................................        8,585       (12,520)       31,529
                                                                                        ----------    ----------    ----------
Net cash provided by, used in, operating activities .................................      212,378        22,548      (862,480)
                                                                                        ----------    ----------    ----------


Cash flows from investing activities
         Issuance of notes receivable ...............................................   (1,122,737)      (90,238)
         Property and equipment .....................................................         (213)
         Advances to suppliers ......................................................      (11,309)
         Net investment in direct financing leases ..................................     (156,017)      (52,015)
                                                                                        ----------    ----------    ----------
Net cash used in investing activities ...............................................   (1,290,276)     (142,253)
                                                                                        ----------    ----------    ----------


Cash flows from financing activities
         Short-term debt, net issuances and repayments ..............................      245,075      (211,148)     (163,500)
         Proceeds from issuance of long-term debt ...................................    2,190,279       245,000
         Loans payable--related parties .............................................   (1,322,001)       87,697     1,058,831
         Dividends paid .............................................................      (38,060)
                                                                                        ----------    ----------    ----------
         Net cash provided by financing activities ..................................    1,075,293       121,549       895,331
                                                                                        ----------    ----------    ----------

Decrease in cash and cash equivalents ...............................................       (2,605)        1,844        32,851
Cash and cash equivalents at beginning of period ....................................       51,198        49,354        16,503
                                                                                        ==========    ==========    ==========
Cash and cash equivalents at end of period ..........................................       48,593        51,198        49,354
                                                                                        ==========    ==========    ==========
Cash paid during the period for interest ............................................      209,062       185,421       103,768
                                                                                        ==========    ==========    ==========
Non cash investing and financing activities
Assets acquired through capital lease obligations ...................................      644,721
Receipt of Junior Trust Certificates in exchange of future export receivables .......      150,000
Increase of capital through conversion of loan payable ..............................       60,000





   The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
--------------------------------------------------------------------------------
Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

1    The Company and its Operations

Petrobras International Finance Company was established on September 24, 1997 and is incorporated in the Cayman Islands. Through March 31, 2000, Petrobras International Finance Company was a wholly-owned subsidiary of Braspetro Oil Services Company--BRASOIL, a wholly-owned indirect subsidiary of Petroleo Brasileiro S.A.--PETROBRAS, Brazil's national oil company. On January 14, 2000, the Board of Directors of BRASPETRO and PETROBRAS approved the transfer of 100% of the voting shares of Petrobras International Finance Company from BRASOIL to PETROBRAS. Since April 1, 2000, Petrobras International Finance Company has been operating as a wholly-owned subsidiary of PETROBRAS.

The primary objective of the Petrobras International Finance Company and its subsidiaries (collectively, PIFCO or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by its parent company, PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties.

PIFCO is also being used by PETROBRAS to take advantage of Brazilian tax legislation related to the Special Customs System (Regime Aduaneiro Especial) for the importation and exportation of goods intended for the research of oil and natural gas fields (referred to as REPETRO). REPETRO permits petroleum companies operating in Brazil to enter into leasing arrangements with foreign companies for materials and equipment to be used in the exploration and production of crude oil and gas, without paying federal taxes for Import Duty (Imposto de Importacao - II), Excise Tax (Imposto sobre Produtos Industrializados - IPI), Employees' Profit Participation Program (Programa de Integracao Social - PIS), and Tax for Social Security Financing (Contribuicao para o Financiamento da Seguridade Social - COFINS).

PETROBRAS NETHERLANDS B.V.

In May 2001, PIFCO established a new subsidiary, PETROBRAS NETHERLANDS B.V.--PNBV, based in the Netherlands. PNBV will take the place of PIFCO as the principle entity responsible for acquiring equipment to be utilized in the oil exploration and production activities related to REPETRO, raising funds abroad and in Brazil to acquire equipment, and chartering the acquired equipment to PETROBRAS.

PETROBRAS EUROPE LTD.

In May 2001, PIFCO established a new subsidiary, PETROBRAS EUROPE LTD.--PEL, based in the United Kingdom, to consolidate PETROBRAS' European trade and finance activities. These activities consist of advising and negotiating the terms and conditions for crude oil and oil products supplied to PIFCO and PETROBRAS, as well as marketing Brazilian oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

PETROBRAS FINANCE LIMITED

In December 2001, PIFCO established a new subsidiary, PETROBRAS FINANCE LIMITED--PFL, based in the Cayman Islands, in connection with the securitization program described in Note 5. The Company will purchase bunker and fuel oil from PETROBRAS and sell the products in the international market.

2    Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)

(a)    Basis of presentation

These consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Brazilian accounting principles applied by PIFCO in its statutory financial statements prepared in accordance with the Brazilian Corporate Law. The consolidated financial statements include the financial statements of PIFCO and of each of its wholly-owned subsidiaries PETROBRAS NETHERLANDS B.V., PETROBRAS EUROPE LTD. and PETROBRAS FINANCE LIMITED.

(b)    Foreign currency translation

The functional currency of the Company is the U.S. dollar, as the majority of its transactions are denominated in U.S. dollars. When there are transactions in foreign currencies, exchange gains and losses resulting from foreign currency transactions are recognized in the Statement of Operations.

(c)    Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at date of acquisition.

(d)    Lease Financing

The Company's leasing operations consist principally of the leasing of various types of materials and equipment utilized for the exploration and production of oil and gas, and for oil and gas related activities in general. These materials and equipment include, among other things, production and drilling platforms, oil tankers, supply boats and other types of ships. With the exception of the leases of certain vessels, which are operating leases (see Note 6.4), the remaining leases are classified as direct financing leases. Direct financing leases expire over the next ten years and operating leases expire within five months of the balance sheet date.

The Company acquired operation platforms and production equipment under the terms of purchase agreements (see Note 6.2), purchase invoices and charter agreements and subsequently subchartered this equipment, pursuant to existing and future charter and subcharter agreements, to related parties. These charter and subcharter agreements are classified as direct financing leases in accordance with the provisions of Statement of Financial Accounting Standards No. 13--Accounting for leases (SFAS 13), as amended. Although the charter and subcharter agreements have not been finalized at the balance sheet date, the lease is considered recognizable in accordance with the provisions of SFAS 13, because the terms of the lease agreements were agreed upon by the relevant parties, and there is substantial evidence that the lease agreements will be ratified.

Income from direct financing leases, consisting of interest income, is recognized over the lease term. The rights to receive certain payments will be pledged under the terms of a security agreement (see Note 6.3). Income from operating leases is recognized ratably over the term of the leases.

(e)    Deferred financing costs

Deferred financing costs associated with various debt issuances are recorded as prepaid expenses and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense for these financing costs for 2001 was US$ 8,983.

(f)    Unearned Income

Unearned income represents the unearned premium charged by the Company to PETROBRAS to compensate for its financing costs. The premium is billed to PETROBRAS at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 90 to 120 days, in order to match the premium billed with the Company's financial expense.

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)


 (g)    Revenues, costs and expenses

Revenues from sales of crude oil and oil products are recognized on an accrual basis when title has transferred to the customer. Costs and expenses are also accounted for on an accrual basis.


(h)    Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company's financial statements. The measurement of current and deferred tax liabilities and assets are based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, the Netherlands and the Cayman Islands). Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that, based on available evidence, were not realized in 2000 and 2001. The Cayman Islands has no corporate tax requirements, therefore the Company has no tax provision for the periods. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries would have created timing differences.


(i)    Derivative Instruments, Hedging and Risk Management Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133). The standard, as amended by SFAS 137--Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB 133, and amendment of FASB Statement No. 133 and SFAS 138--Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (collectively SFAS 133), is effective for the Company as from January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. The ineffective portion of all hedges is recognized in current period earnings.

As of December 31, 2000 the Company had no derivative financial instruments; accordingly, the adoption of SFAS 133 on January 1, 2001 did not impact the Company.


(j)    Recently issued accounting pronouncements

The Financial Accounting Standards Board (FASB) has recently issued Statements on Financial Accounting Standards No. 141--Business Combinations (SFAS 141) and SFAS 142--Goodwill and Other Intangible Assets (SFAS 142). These standards address, respectively, financial accounting and reporting for business combinations and for acquired goodwill and other intangible assets.

In addition, the FASB has also issued SFAS 143--Accounting for Asset Retirement Obligations (SFAS 143) and SFAS 144--Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and replaces SFAS 121, which addressed the same subject.

Management estimates that adoption of these standards will not have a material impact on the financial position, results of operations and cash flows of the Company.

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)

3    Cash and Cash Equivalents

                                                                                      As of December 31,
                                                                                      ------------------
                                                                                         2001     2000
                                                                                         ----     ----

Cash and banks ......................................................................    5,241       273
Short-term investments ..............................................................   43,352    50,925
                                                                                        ------    ------
                                                                                        48,593    51,198
                                                                                        ======    ======

4    Net Investment in direct financing leases from related party receivables

                                                                                          2001    2000
                                                                                          ----    ----
Gross receivables:

Floating storage and operating platforms ............................................   644,721
Production equipment ................................................................   208,032   52,015
                                                                                        -------   ------
Long-term lease receivables .........................................................   852,753   52,015

The receivables represent the present
value of the minimum lease payments. The interest associated with the lease is variable, based upon the 6 month Libor plus mark up and a fixed annual component. Both the interest and the fixed annual component will be recognized when lease payments become due. The Company has no residual value in the underlying assets.

On March 20, 2001, PETROBRAS' P-36 semi-submersible oil and gas production platform located in the Roncador field in the Campos Basin sank. Certain equipment to be leased by PIFCO to PETROBRAS that had been allocated to the platform was also lost in the accident. Accordingly, the Company recorded a reduction in its equipment balance of US$ 7,045 with a corresponding increase to its accounts receivable from PETROBRAS, for reimbursement of the lost equipment.

5    Financing and Lease Obligations

(a)    Financing

                                                       December 31, 2001                   December 31, 2000
                                                       -----------------                   -----------------
                                                    Current        Long-term            Current         Long-term
                                                    -------        ---------            -------         ---------
Financing institutions (i) .....................    540,659          385,000            152,500          45,000
Commercial papers (i) ..........................    449,768                             377,852
Senior notes (ii) ..............................                   1,050,000
Securitization of Receivables (iii) ............                     900,000
                                                    -------        ---------            -------          ------
                                                    990,427        2,335,000            530,352          45,000
                                                    =======        =========            =======          ======

(i) The Company's borrowings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 1.82% to 7.56%. The weighted average borrowing for short-term debt at December 31, 2001 and 2000 was 2.82% and 7.84%, respectively.

       At December 31, 2001 and December 31, 2000. The Company had fully utilized all available lines of credit for the purchase of imports.

(ii) On May 9, 2001, the Company completed an offering of US$ 450,000 9 7/8% Senior Notes due May 2008. On July 6, 2001, the Company completed an offering of US$ 600,000 9 3/4% Senior Notes due July 2011. The Company repaid a portion of its notes payable to PETROBRAS with the proceeds received from both offerings.

       The interest rates on both offerings are fixed, and interest will be paid semiannually on both issuances. So long as any note of the two issuances remains outstanding, the Company will not create or permit any lien, other than a "PIFCO permitted lien" as defined in the prospectus of both issuances, by the Company on any of the Company's assets to secure additional indebtedness, except under certain conditions. Both issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)

       PETROBRAS entered into a standby purchase agreement in support of the obligations of PIFCO under the two note issuances in 2001 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture. This purchase obligation exists, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(iii) In December of 2001, the Company signed contracts (Master Export Contract and Prepayment Agreement) with a special-purpose entity not related to PETROBRAS, PF Export Receivables Master Trust ("PF Export"). The purpose of these contracts is to structure an operation to securitize future export receivables of sales of fuel oil and other products purchased on the international market. The assignment of rights on future export receivables represents a liability of the Company, which will be settled by the transfer of the receivables to PF Export, as and when they are generated.

       As stipulated in the contracts, the Company assigned the rights to future receivables totaling US$ 900,000 to PF Export, and in return PF Export delivered to the Company US$ 750,000 in Senior Trust Certificates, maturing in 2010 and 2011 and bearing annual interest at rates between 6.60% and 6.75%. The US$ 150,000 difference represents a form of guarantee for the collection of the underlying receivables through Junior Trust Certificates held by the Company.

       In order to guarantee that the exported volumes during the period of the transaction are sufficient to support the financial obligations, a derivative operation was entered into on December 21, 2001 to set a minimum price for the crude oil at fourteen US dollars per barrel.

Long-term maturities:
                                                             December 31,
                                                             ------------
                                                          2001          2000
                                                          ----          ----
            2002                                                      215,000
            2003 .....................................     51,700      30,000
            2004 .....................................    162,750
            2005 .....................................     20,750
            2006 .....................................    149,800
            Thereafter ...............................  1,950,000
                                                        ---------     -------
                                                        2,335,000     245,000
                                                        =========     =======

(b)    Lease Obligations

On December 28, 2001 the Company entered into two separate agreements with two lessors, for US$500,000 and US$ 180,000, respectively. The parties agreed that before April 30, 2002, the Company and the respective lessors will enter into charter agreements providing for the charter of three and one operating platforms, respectively, for a period of 10 years commencing on December 28, 2001. Under the terms of the first agreement, the Company agreed to pay an upfront fee of US$ 11,800 and 20 semiannual instalments at a fixed interest rate of 9.25% per annum and a fixed annual rating component of US$ 75. The first instalment is due 180 days after the receipt of the proceeds for the sale of the vessels. In the second agreement, the Company will pay semiannual installments at a variable interest rate of 6 months LIBOR plus 1.995% per annum and a fixed annual agency fee component of US$ 25. The first instalment is also due 180 days after the receipt of the proceeds for the sale of the vessel.

Remaining maturities of third party charter debt as of December 31, 2001 are summarized as follows:

             2002 .................................................     42,000
             2003 .................................................     42,000
             2004 .................................................     44,000
             2005 .................................................     47,000
             2006 .................................................     48,000
                                                                       -------
             Thereafter ...........................................    457,000
                                                                       -------
             Total as at December 31, 2001 ........................    680,000
                                                                       =======

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)

6    Commitments and Contingencies

6.1    Contingencies--Refinance of Platforms P-8, P-15 and P-32

On December 28, 2001, the Company entered into certain transactions with a bank and other parties in order to refinance three operating platforms (the "Platforms"). Pursuant to a Participation Agreement, the Company agreed to enter into charter agreements, sub-charter agreements and related asset option agreements, pending satisfaction of certain conditions precedent, which must be met on or prior to April 30, 2002.

Pursuant to the Participation Agreement, the bank has agreed to acquire the Platforms and related rights under the existing charter agreements from Catleia and Brasoil, subsidiaries of PETROBRAS' principal international subsidiary, for an amount equal to US$500,000. Following such acquisition, the bank and the Company would enter into charter agreements whereby the bank would charter the Platforms to the Company, and the Company would subsequently enter into sub-charter agreements with PETROBRAS to sub-charter such Platforms. Each of the charter agreements and sub-charter agreements will be for a term of 10 years. The charter payments due under the sub-charter agreements will be equal to the charter payments to be made under the charter agreements, plus a fixed annual component to be retained by the Company. In connection with these arrangements, PETROBRAS agrees to hold the Company harmless from all fees, expenses, risks or other costs associated with the arrangements and the bank irrevocably and unconditionally discharges the Company from all obligations arising under the charter agreements or sub-charter agreements.

The Participation Agreement also provides that the bank and the Company will enter into a chartered assets option agreements, and the Company and PETROBRAS (or another affiliate of PETROBRAS) will enter into the sub-chartered assets option agreements. The option agreements provide each of the parties involved with an option to dismantle the charter and sub-charter structures, at any date, in return for either the aggregate amount of all accrued and unpaid charter or sub-charter payments or, upon the expiration date for ten US dollars and twenty US dollars, respectively.

In the event that the conditions precedent under the Participation Agreement are not met prior to April 30, 2002, pursuant to a Deferred Vessel Purchase Agreement also entered into by the Company and the other parties discussed above on December 28, 2001, the bank has granted the Company an option to purchase the Platforms for ten US dollars each and receives an assignment of the bank's rights under the existing charter agreements relating to the Platforms.

6.2    Contingencies--Production equipment

Purchase Agreements:

On December 28, 2001 the Company entered into various purchase agreements with Brasoil for the purchase of equipment allocated to certain platforms owned by Brasoil and Catleia. The amounts of equipment transferred varies from platform to platform and have a total value of US$ 196,521. It is expected that the equipment will be leased to Brasoil and Catleia under the terms of a Master Lease Agreement. The execution of this agreement is depending upon third party lender approval to amend existing Charters agreements for the platforms (between Brasoil/ Catleia and PETROBRAS) to include this production equipment.

Option Agreements:

In order to mitigate the potential risk for the Company as a result of the lenders' denial to execute the amendments to the existing Charter agreements of the financed platforms, the Company, Brasoil and Catleia executed `Option Agreements' with respect to each platform, pursuant to which Brasoil and Catleia, respectively, irrevocably grant to the Company an option to cause Brasoil and Catleia to purchase, for the total amount of US$ 196,521 all of the equipment. This purchase option shall only come into force if certain transaction documents, amongst which the Master Lease Agreement and the related Loan agreement, have not been executed within four months of the date of the Purchase Agreement.

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)

6.3    Contingencies--Refinance of Platform P-47:

On December, 28, 2001, the Company entered into certain transactions with a trust and other parties in order to refinance a floating storage and operating platform (the "Platform"). Pursuant to a Participation Agreement, a bank agreed to make a loan to the trust in the amount of US$180,000 (the total cost of the Platform). The trust then agreed to purchase the trust Platform from the Company for such amount, and the Company agreed to enter into a charter agreement, a sub-charter agreement and related asset options agreement, as well as certain security agreements with the bank.

Pursuant to the Participation Agreement, the trust and the Company entered into a charter agreement whereby the trust has agreed to charter the Platform to the Company, and the Company has entered into a sub-charter agreement with PETROBRAS to sub-charter the Platform. The effectiveness of the charter agreement and sub-charter agreement are subject to arrangement of acceptable security arrangements with the bank, including the pledge of all rights under the charter and sub-charter agreements, as well as the issuance of a deed of mortgage. Each of the charter agreement and the sub-charter agreement will be for a term of 10 years. The charter payments due under the sub-charter agreement will be equal to the charter payments to be made under the charter agreement, plus a fixed annual component to be retained by the Company. In connection with these arrangements, PETROBRAS agrees to hold the Company harmless from all fees, expenses, risks or other costs associated with the arrangements and the trust irrevocably and unconditionally discharges the Company from all obligations arising under the charter agreement or sub-charter agreement.

The trust and the Company also entered into a chartered assets option agreement, and the Company and PETROBRAS (or another affiliate of PETROBRAS) will enter into a sub-chartered asset option agreement. The option agreements provide each of the parties involved with an option to dismantle the charter and the sub-charter structures, at any date, in return for either the aggregate amount of all accrued and unpaid charter or sub-charter payments or, upon the expiration date for ten US dollars and twenty US dollars respectively.

In the event that the transactions contemplated by the Participation Agreement cannot be finalized, pursuant to a Vessel Transfer Option Agreement also entered into between the trust and the Company on December 28, 2001, the trust has granted the Company an option to receive an assignment of the trust's rights under the existing charter agreements relating to the Platform. Such option may be exercised at any time within the 90 day period starting on the business day following February 28, 2002.

6.4    Commitments--Operating leases

In June and July 2001 the Company entered into separate agreements as a lessee with a related party to rent two vessels for a period of 11 months each. The daily rental rates amount to US$ 32 to be paid on a monthly basis. Following these two agreements, the Company entered into two separate agreements with PETROBRAS to sublet the vessels to PETROBRAS also for US$ 32 per month over the same time periods. Under the terms of these two agreements, an amount of US$ 6,024 was received in advance (representing three months rent).

6.5    Commitments--Purchases

The Company entered into various commitments for the purchase of Production Equipment totaling US$ 125,400. The equipment purchased will become part of a Master Lease Agreement, which has not yet been executed (see Note 6.2). In an effort to ensure procurement of oil products for the Company's customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 270,461 barrels of oil and oil products per day at market prices.

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)


Related Party Transactions

The Company has numerous transactions with PETROBRAS and other affiliated companies in the ordinary course of business.

Transactions with all related parties resulted in the following balances:


                                                                  PETROBRAS
                                                  PETROLEO       INTERNATIONAL  ALBERTO        FRONAPE
                                                BRASILEIRO S.A.      S.A.      PASQUALINI-  INTERNATIONAL
                                                  PETROBRAS       BRASPETRO     REFAP S.A.     COMPANY       2001          2000
                                                  ---------       ---------     ----------     -------       ----          ----


Current assets
  Accounts receivable, mainly by sales .......    2,368,594        36,878       73,413           5,966    2,584,851      3,011,167
  Notes receivable--current ..................       12,772       135,459                      134,744      282,975

Other non current assets
  Export prepayment ..........................      750,000                                                 750,000
  Notes receivable--non current ..............                                                                              90,238
  Net investment in direct financing leases ..      852,753                                                 852,753         52,015

Current liabilities
  Trade accounts payable .....................       28,653       259,415                                   288,068         70,842
  Loans payable ..............................       91,123       243,441                                   334,564      1,716,565
  Dividends payable ..........................                                                                              38,060
  Unearned income ............................        7,185                      1,133                        8,318         29,925

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)


Transactions with all related parties consisted of the following:

                                                                   December 31, 2001                  December 31, 2000
                                                                   -----------------                  -----------------
                                                                Assets      Liabilities            Assets      Liabilities
                                                                ------      -----------            ------      -----------
Assets
     Current
         Accounts receivable ..............................   2,584,851                          3,011,167
         Notes receivable(1) ..............................     282,975
     Other non current
         Notes receivable .................................                                         90,238
         Export prepayment ................................     750,000
         Net investment in direct financing leases ........     852,753

Liabilities
     Current
         Trade accounts payable ...........................                    288,068                            70,842
         Loans payable(2) .................................                    334,564                         1,716,565
         Dividends ........................................                                                       38,060
         Unearned income ..................................                      8,318                            29,925
                                                              ---------        -------           ---------     ---------
                                                              4,470,579        630,950           3,101,405     1,855,392
                                                              =========        =======           =========     =========
Current ...................................................   2,867,826        630,950           3,011,167     1,855,392
                                                              =========        =======           =========     =========
Long-term .................................................   1,602,753                             90,238
                                                              =========        =======           =========     =========

---------------
(1) These notes bear interest at rates ranging from 4.9% to 7.1% and have maturity periods ranging from 90 to 360 days.

(2) The Company's notes payable with Brasoil and PETROBRAS bear interest based upon LIBOR with spreads consistent with those charged to PETROBRAS by PIFCO.

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)


The principal amounts of business and financial operations carried out with related parties are as follows:

                                                                                Years ended December 31,
                                                                                ------------------------
                                                                 2001                      2000                     1999
                                                                 ----                      ----                     ----
                                                          Income      Expense       Income      Expense      Income       Expense
                                                          ------      -------       ------      -------      ------       -------
Sales of crude oil and oil products and services
   PETROBRAS .........................................  5,115,232                  7,290,321                4,354,986
   REFAP S.A. ........................................    738,943
   Petrobras America,
      Inc. - PAI .....................................      6,390                    282,961                  179,039
Cost of sales
   PETROBRAS .........................................                  (95,242)                  (81,130)               (1,345,827)
   Petrobras America,
      Inc. - PAI .....................................               (1,320,822)               (1,260,335)                 (571,969)
   Braspetro Oil Services Company  - BRASOIL .........                  (83,320)
   Companhia MEGA S.A. ...............................                 (148,723)
   Fronape International Company .....................                  (10,542)
Financial income
   PETROBRAS .........................................    126,992                    217,102                  156,531
   REFAP S.A. ........................................     14,388
   Braspetro Oil
      Company - BOC ..................................      4,992                        238
   Braspetro Oil Services Company  - BRASOIL .........      3,711                         28
   Fronape International Company .....................      4,744
   Braspetro .........................................        614
Financial expense
    PETROBRAS ........................................                  (51,979)                 (152,940)                  (73,583)
    Braspetro Oil Services Company - BRASOIL .........                  (15,422)                     (198)
                                                        ---------    ----------    ---------   ----------   ---------    ----------
                                                        6,016,006    (1,726,050)   7,790,650   (1,494,603)  4,690,556    (1,991,379)
                                                        =========    ==========    =========   ==========   =========    ==========


8    Advances for future capital increase

In June 2001, PETROBRAS, following the Board of Directors recommendation, transformed US$ 60,000 in accounts receivable from PIFCO into a capital increase.

Petrobras International Finance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Information (Continued)
(Expressed in Thousands of United States Dollars)


9    Subsequent events

On February 4, 2002, the Company completed an offering of US$ 400,000 9 1/8% Senior Notes due February 2007. On February 21, 2002, the Company also issued additional Senior Notes of US$ 100,000 with the same terms and maturities as the notes issued on February 4, 2002. The Company intends to use these proceeds principally to finance the purchase of oil imports and to repay short-term indebtedness.

These two additional series of Senior Notes also contain standby purchase agreements from PETROBRAS similar to the ones in the Senior Notes described in
Note 5(ii).