Form 20-F/A
period 2001-12-31
PETROBRAS INTERNATIONAL FINANCE CO
filed 2002-12-13
CIK 1163371

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                        AMENDMENT NO. 1 TO ANNUAL REPORT
                PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2001

                        Commission File Number: 333-14168

                     Petrobras International Finance Company
             (Exact name of registrant as specified in its charter)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)
                  --------------------------------------------
                            Anderson Square Building
                                  P.O. Box 714
                            George Town, Grand Cayman
                                 Cayman Islands
                    (Address of principal executive offices)
                  --------------------------------------------

              Securities registered or to be registered pursuant to
                         Section 12(b) of the Act: None

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                                    Name of each exchange on
          Title of each class:                         which registered:

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

                                EXPLANATORY NOTE

     This amended annual report dated December 13, 2002 modifies Section (b) of "Item 19. Exhibits" of the annual report on Form 20-F of Petrobras International Finance Company ("PIFCo") filed on July 1, 2002 (the "Form 20-F") to replace exhibits 2.4, 2.7 and 2.12 therein with exhibits 2.19, 2.20 and 2.21 herein. Accordingly, the index of exhibits is revised herein by deleting the references to exhibits 2.4, 2.7 and 2.12 and inserting references to exhibits 2.19, 2.20 and 2.21, which are described below:


Exhibit 2.19 Indenture, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee (amends and restates the Indenture dated as of February 4, 2002, which was included as
                  Exhibit 2.4 in the Form 20-F)

Exhibit 2.20 Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petroleo Brasileiro S.A.--Petrobras, UBS Warburg LLC, and Morgan Stanley & Co. Incorporated (amends and restates the Registration Rights Agreement dated as of February 4, 2002, which was included as Exhibit 2.7 in the Form 20-F)

Exhibit 2.21 Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petroleo Brasileiro S.A.--Petrobras and The Bank of New York, as Trustee (amends and restates the Standby Purchase Agreement dated as of February 4, 2002, which was included as
                  Exhibit 2.12 in the Form 20-F)

         The above listed exhibits relate to PIFCo's issuance in February, 2002 of U.S.$100 million of 9 1/8% Senior Notes due 2007, which is described in "Item
5. Management's Discussion and Analysis of Results of Operation--Liquidity and Capital Resources" of the Form 20-F. The complete text of these exhibits is also included herein.

         PIFCo believes that these changes are not material to its financial condition, operations or prospects.

         Except as described above, no change has been made to the Form 20-F, and the filing of this amended annual report should not be understood to mean that any statements contained herein are true and complete as of any date subsequent to July 1, 2002.

         ITEM 19.            Exhibits.

        (b)  Exhibit No:               Description

        Exhibit 1 Memorandum and Articles of Association of Petrobras International Finance Company

        Exhibit 2 Indenture, dated as of May 9, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

        Exhibit 2.1 Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit
                                        4.2 to the Registration Statement of
                                        Petrobras International Finance Company
                                        and Petroleo Brasileiro S.A.--Petrobras
                                        on Form F-4 filed on December 6, 2001
                                        (registration statement no. 333-14168))

        Exhibit 2.2 Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

        Exhibit 2.3 Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit
                                        4.2 to the Registration Statement of
                                        Petrobras International Finance Company
                                        and Petroleo Brasileiro S.A.--Petrobras
                                        on Form F-4 filed on December 6, 2001
                                        (registration statement no. 333-14170))

        Exhibit 2.5 Registration Rights Agreement, dated as of May 9, 2001, among Petrobras International Finance Company, Petroleo Brasileiro S.A.--Petrobras, and UBS Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

        Exhibit 2.6 Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petroleo Brasileiro S.A.--Petrobras, and UBS Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

        Exhibit 2.8 Standby Purchase Agreement, dated as of May 9, 2001, between Petroleo Brasileiro S.A.--Petrobras and The Bank of New York (incorporated by reference to Exhibit
                                        4.5 to the Registration Statement of
                                        Petrobras International Finance Company
                                        and Petroleo Brasileiro S.A.--Petrobras
                                        on Form F-4 filed on December 6, 2001
                                        (registration statement no. 333-14168))

        Exhibit 2.9 Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petroleo Brasileiro S.A.--Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

        Exhibit 2.10 Standby Purchase Agreement, dated as of July 6, 2001, between Petroleo Brasileiro S.A.--Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

        Exhibit 2.11 Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petroleo Brasileiro S.A.--Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petroleo Brasileiro S.A.--Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

        Exhibit 2.13 Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras International Finance Company and UBS Warburg LLC and Morgan Stanley & Co. Incorporated

        Exhibit 2.14 Master Export Contract, dated as of December 21, 2001, between Petroleo Brasileiro S.A.--Petrobras and Petrobras Finance Ltd.

        Exhibit 2.15 Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd.

        Exhibit 2.16 Administration Services Agreement, dated as of December 21, 2001, between Petroleo Brasileiro S.A.--Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd.

        Exhibit 2.17 Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer.

        Exhibit 2.18 Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petroleo Brasileiro S.A.--Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust

        Exhibit 2.19 Indenture, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 1/8% Senior Notes due 2007

        Exhibit 2.20 Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petroleo Brasileiro
                                        S.A.--Petrobras, UBS Warburg LLC, and
                                        Morgan Stanley & Co. Incorporated

        Exhibit 2.21 Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petroleo Brasileiro
                                        S.A.--Petrobras and The Bank of New
                                        York, as Trustee

        Exhibit 8.1 For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see "Business Overview" on page 10.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Petrobras International Finance Company--PIFCo, hereby certifies that it meets all the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Petrobras International Finance Company--PIFCo



                                  By: /s/ Almir Guilherme Barbassa
                                      ------------------------------------------
                                  Name:  Almir Guilherme Barbassa
                                  Title: Chairman of the Board of Directors


Date:  December 13, 2002

                                 CERTIFICATIONS

I, Almir Guilherme Barbassa, certify that:

1. I have reviewed this amendment no. 1 to the annual report on Form 20-F/A of Petrobras International Finance Company--PIFCo; and

2. Based on my knowledge, this amendment no.1 to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to the annual report.



Date:    December 13, 2002

                                  By: /s/ Almir Guilherme Barbassa
                                      ------------------------------------------
                                  Name:  Almir Guilherme Barbassa
                                  Title: Chairman of the Board of Directors

                                 CERTIFICATIONS

I, Daniel Lima de Oliveira, certify that:

1. I have reviewed this amendment no. 1 to the annual report on Form 20-F/A of Petrobras International Finance Company--PIFCo; and

2. Based on my knowledge, this amendment no.1 to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment no. 1 to the annual report.



Date:    December 13, 2002

                                            By: /s/ Daniel Lima de Oliveira
                                                --------------------------------
                                            Name:  Daniel Lima de Oliveira
                                            Title: Financial Manager