Form 20-F/A
period 2001-03-31
PETROBRAS INTERNATIONAL FINANCE CO
filed 2003-03-20
CIK 1163371

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 2 TO ANNUAL REPORT

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

At December 31, 2001, there were outstanding:

50,000 common shares of Petrobras International Finance Company

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒            No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐            Item 18  ☒

i

EXPLANATORY NOTE

This amended annual report dated March 20, 2003 has been prepared in order to accurately reflect the terms of certain lease transactions among us, certain related parties and certain trustees. The effect of the restatement is to reduce assets and liabilities at December 31, 2001 by U.S.$680 million. The restatement does not affect our results of operations, our cash flows or our total shareholders’ equity. For a description of the lease transactions giving rise to this restatement, please see note 6(b) to our audited consolidated financial statements for the year ended December 31, 2001.

PIFCo believes that these changes are not material to its financial operations or prospects. Except as described above, no change has been made to PIFCo’s annual report on Form 20-F for the fiscal year ended December 31, 2001, filed July 1, 2002. The filing of this amended annual report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to July 1, 2002.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The annual report on Form 20-F of Petróleo Brasileiro S.A.—PETROBRAS for the year ended December 31, 2001, as first filed with the United States Securities and Exchange Commission (the “SEC”) (Commission file No. 1-15106) on June 28, 2002, is incorporated herein by reference.

FORWARD LOOKING STATEMENTS

Many statements made in this annual report under the captions “Item 3. Risk Factors,” “Item 4. History and Development of the Company—Business Overview” relating to the operation and performance of Petrobras International Finance Company, or PIFCo, and Petrobras and under the caption “Item 5. Operating and Financial Review and Prospects” and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes in Petrobras’ use of our services for market purchases of crude oil and oil products and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

The annual report on Form 20-F of Petrobras for the fiscal year ended December 31, 2001, incorporated herein by reference, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained therein, see “Forward-Looking Statements” on page 1 thereof.

PRESENTATION OF FINANCIAL INFORMATION

Our functional currency is the U.S. dollar. Substantially all of our sales are made in U.S. dollars and all of our debt is denominated in U.S. dollars. Accordingly, our audited consolidated financial statements as of December 31, 2001, 2000 and 1999, and for each of the three years in the period ended

December 31, 2001, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include our three wholly-owned subsidiaries, since their incorporation: Petrobras Netherlands B.V., Petrobras Europe Ltd. and Petrobras Finance Limited.

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

Item 1.    Identity of Directors, Senior Management, and Advisers.

Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

SELECTED FINANCIAL DATA

The following table of selected financial data is presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the four years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our financial information set forth below under “Item 5. Operating and Financial Review and Prospects” and in our audited consolidated financial statements, and the accompanying notes appearing elsewhere in this annual report.

	For the Year Ended December 31,
	2001	2000	1999	1998
	(in thousands of U.S. dollars)
Income Statement Data:
Sales of crude oil, oil products and services	$6,271,196	$7,937,003	$4,727,989	$2,873,777
Cost of sales	(6,263,551)	(7,912,615)	(4,723,771)	(2,873,777)

Gross profit(1)	7,645	24,388	4,218	—
Financial income(2)	158,804	221,578	158,407	63,367
Financial expense(2)	(187,215)	(219,637)	(142,232)	(62,359)
Gain on materials and equipment	435	—	—	—

Net income (loss)	$(20,331)	$26,329	$20,393	$1,008

Balance Sheet Data (end of period):
Cash and cash equivalents	$48,593	$51,198	$49,354	$16,503
Total assets	4,277,769	3,244,465	2,899,987	1,729,804
Loans payable to related parties	334,564	1,716,565	1,628,868	570,037
Short-term debt and current portion of long-term debt	990,427	530,352	741,500	905,000
Long-term debt	2,335,000	245,000	—	—
Total stockholder’s equity	49,388	9,719	21,450	1,057

(1)	Gross profit reflects profits earned by us from our third-party sales of crude oil and oil products and services, since we record profits from sales of crude oil and oil products to Petrobras as financial income.
(2)	Financial income is derived from time deposits, financing of sales to Petrobras and inter-company loans to Petrobras. Financial expense is derived mainly from interest on our lines of credit and capital markets indebtedness and inter-company loans from Petrobras.

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

We are a direct wholly-owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. We have extremely limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to Petrobras with financing for such operations provided by Petrobras as well as third-party credit providers. We also resell crude oil and oil products to third parties on a limited basis. Our ability to pay interest, principal and other amounts due on our outstanding and future debt obligations will depend upon:

•	Petrobras’ continued utilization of our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make inter-company loans to us and provide other financial support; and

•	our ability to access financing sources, including third-party credit facilities.

In the event of a material adverse change in Petrobras’ financial condition or results of operations or in Petrobras’ financial support of us, we may not have sufficient funds to repay all amounts due on our indebtedness. See “Risks Relating to Petrobras,” “Risks Relating to Petrobras’ Relationship with the Brazilian Government,” “Risks Relating to the Oil and Gas Industry” and “Risks Relating to Brazil” below for a more detailed description of certain risk factors that may have a material adverse impact on Petrobras’ financial condition or results of operations and therefore affect our ability to meet our debt obligations.

If Brazilian law restricts Petrobras from paying us in U.S. dollars, we may have insufficient U.S. dollar funds to make payments on our debt obligations.

We obtain substantially all of our funds from Petrobras’ payments in U.S. dollars for crude oil that it purchases from us. In order to remit U.S. dollars to us, Petrobras must comply with Brazilian foreign exchange control regulations, including preparing specified documentation to be able to obtain U.S. dollar funds for payment to us. If Brazilian law were to impose additional restrictions, limitations or prohibitions on Petrobras’ ability to convert Reais into U.S. dollars, it could restrict the source of U.S. dollar funds available for us to make payment on our debt obligations.

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

As a result of changes in government regulations, Petrobras expects existing and new participants to further expand their activities in the supply (downstream) market in Brazil and, accordingly, competition to increase. Petrobras expects increased competition to lead to a reduction in its market share in Brazil. This increased competition could have a material adverse effect on Petrobras’ business, results of operations and financial condition.

Potential costs of environmental compliance and improvement of environmental standards may have a material adverse effect on Petrobras.

Petrobras’ facilities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. Petrobras spent approximately U.S.$472 million in 2001, U.S.$356 million in 2000 and U.S.$106 million in 1999 to comply with environmental laws. However, since environmental laws are becoming stricter in the other jurisdictions where Petrobras operates, its capital expenditures and expenses for environmental compliance may increase substantially in the future.

Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary widely from those currently anticipated. Petrobras could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these environmental regulations. The amount of investments Petrobras makes in any given year, including its capital expenditures, could be subject to limitations. Accordingly, expenditures required for compliance with environmental regulation might lead to:

•	reductions in other strategic investments Petrobras has planned, resulting in a decrease to its profits; and

•	material unforeseen future environmental costs and liabilities, which may harm Petrobras’ results of operations or financial condition.

Petrobras may incur material losses and spend time and money defending pending litigation and arbitration.

Petrobras is currently a party to numerous legal proceedings relating to civil, administrative, environmental (including criminal claims), labor and tax claims filed against it. These claims involve a wide range of issues and seek substantial amounts of money. Several individual disputes account for a significant part of the total amount of claims against Petrobras. Petrobras’ audited consolidated financial statements include provisions totaling U.S.$100 million as of December 31, 2001 for probable and reasonably estimable losses and expenses it may incur in connection with all of its pending litigation. In the event that a number of the claims that Petrobras considers to represent remote or reasonably possible risks of loss were to be decided against it, or in the event that the losses estimated turn out to be higher than the reserves made, the aggregate cost of unfavorable decisions could have a material adverse effect on Petrobras’ financial condition and results of operations. Additionally, Petrobras’ management may be required to direct its time and attention to defending the above-mentioned claims.

Petrobras’ expansion into the domestic power market is relatively recent and the regulatory environment remains uncertain.

Consistent with the global trend of other major oil and gas companies and to secure demand for its natural gas, Petrobras is currently expanding its business into the domestic power market. Despite a number of incentives introduced by the Brazilian government to promote the development of thermoelectric power plants, development of such plants by private investors has been slow to progress. Petrobras currently invests in 17 of the 38 gas-fired power generation plants being built or proposed to be built in Brazil under the program to promote the development of thermoelectric plants, known as the Programa Prioritário de Termoelectricidade (Thermoelectric Priority Program, or PPT). Petrobras has a limited history of investing in thermoelectric plants, and thermoelectric plants have not previously operated in a competitive environment in Brazil. Thermoelectric plants have faced difficulties passing on to electricity offtakers foreign currency financing costs of developing new generating capacity, and have had to contend with the reluctance of many distribution companies to sign long-term power purchase agreements due mainly to their existing initial contracts, which provide for a guaranteed price from 1998 to 2002, which is phased out over the following four years, and foreign exchange risk. In addition, demand for thermoelectric power in Brazil has been lower than expected. Congress has recently passed a law increasing government intervention in the market, and the current administration is studying the implementation of changes that could be material to the natural gas and power sector. It is not clear that thermoelectric power generation will remain a priority for the country. In addition, the energy policy of the next administration is uncertain. As a result of these difficulties, Petrobras cannot assure you that its participation in the domestic power market will ever become profitable, and this participation may adversely affect its operating results and financial condition.

Labor disputes, strikes, work stoppages and protests by our workers could increase our operating costs.

On October 19, 2001, Petrobras’ oil workers began a lawful, five-day strike due to a dispute over wage increases in connection with the negotiations of a collective bargaining agreement for 2002. The five-day strike caused a decrease in oil production of approximately four million barrels for the five-day period. On May 3, 2002, a one-day oil workers strike took place, due to a dispute over Petrobras’ profit sharing proposal, causing a non-material decrease in crude oil production. Neither of the strikes affected Petrobras’ average production target for 2001 or 2002 or its level of oil imports. A longer strike, however, could significantly reduce Petrobras’ production. Petrobras does not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor actions, which Petrobras believes is a standard industry practice. As a result, its financial condition and results of operations could be adversely affected by future strikes, work stoppages, protests or similar activities.

Petrobras may be required to sell some of its refining capacity in Brazil because of its position in this market.

As of May 2002, Petrobras owned 98.6% of the existing refining capacity in Brazil. Although it is not presently subject to any requirement to divest any assets, and the government has not made any formal proposal in that respect, Petrobras may be required to divest a portion of its refining capacity or other assets in the future in light of its dominant position in the Brazilian refining market. Any such divestment could have a material adverse effect on Petrobras’ financial condition and results of operations.

The terrorist attacks in the United States and subsequent United States military action in Afghanistan could adversely affect Petrobras’ ability to obtain affordable insurance coverage or render such coverage unavailable.

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

Risks Relating to the Relationship between Petrobras and the Brazilian Government

A majority of Petrobras’ board of directors and its senior management are subject to periodic change unrelated to its business needs, particularly following elections or changes in government.

Brazilian law requires the Brazilian government to own a majority of Petrobras’ voting stock. As long as that legal requirement exists, the government will have the power to elect a majority of the members of Petrobras’ board of directors and, through them, a majority of the executive officers who are responsible for Petrobras’ day-to-day management. A new government could choose to make significant changes in Petrobras’ board of directors and senior management. A reconstituted board of directors and new senior management for Petrobras may pursue a strategy or conduct operations in a manner that diverges significantly from its current strategy and operations. Changes in government or government policy could have a material adverse effect on Petrobras’ and our business, results of operations, financial condition or prospects. The first round of the Brazilian presidential election is scheduled for October 2002. We cannot predict the outcome of the election, the policies the new administration may adopt or the effect that those policies may have on Brazilian economic conditions or Petrobras’ and our results of operations.

Petrobras is controlled by the Brazilian government, whose interests may be contrary to the interests of other shareholders and creditors.

The Brazilian government, as Petrobras’ controlling shareholder, has pursued certain of its macroeconomic and social goals through Petrobras. These initiatives have not always been in Petrobras’ best interests, nor the best interests of its shareholders or creditors. Historically, Petrobras has pursued initiatives to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. As a result, Petrobras cannot assure its shareholders and creditors that it will not continue to make investments, incur costs and engage in activities that give preference to the Brazilian government’s agenda rather than enhance Petrobras’ and our economic and business objectives.

Petrobras does not own any of the crude oil and natural gas reserves in Brazil.

A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s production and generation of income. As a result, many oil and gas companies own crude oil and natural gas reserves. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Petrobras possesses the exclusive right to develop its reserves pursuant to concession agreements awarded to it by the Brazilian government. If the Brazilian government were to restrict or prevent Petrobras from exploiting these crude oil and natural gas reserves, its ability to generate income would be adversely affected.

Government control and regulation may have a material adverse effect on Petrobras’ and our operating results, competitive position and financial condition.

As a state-controlled entity, Petrobras currently informs the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy and the Brazilian Congress of its proposed annual budget, which is consolidated in the national budget. In addition, the Brazilian government establishes limits on Petrobras’ long-term debt. Petrobras has been able to obtain financing that does not require Brazilian government approval, such as project financings, but it cannot assure you that it will be able to secure such financings in the future. As a result, it may not be able to make all the investments it envisions. Failure to make its planned investments may harm Petrobras’ and our future operating results, financial condition and competitive position in the Brazilian oil and gas sector, particularly considering increasing competition.

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

Risks Relating to the Oil and Gas Industry

Petrobras’ operations are affected by the volatility of prices for crude oil and oil products.

Historically, international prices for crude oil and oil products have fluctuated widely in response to many factors, including:

•	changes in global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producing nations to set and maintain crude oil production levels and prices;

•	other actions taken by major crude oil producing or consuming countries;

•	global and regional supply and demand for crude oil and oil products;

•	availability and price of competing commodities;

•	domestic and foreign government regulations;

•	weather conditions;

•	the World Trade Center terrorist attack, resulting in the tension and military action in Afghanistan and related activities; and

•	global economic conditions.

Petrobras has no control over these factors. On January 2, 2002, the prices for crude oil and oil products in Brazil were deregulated, and since then Petrobras has been free to adjust its prices to reflect prevailing international oil prices. The average prices of Brent crude, an international benchmark oil, have varied widely in the past, and were approximately U.S.$24.42 per barrel for the year ended December 31, 2001, U.S.$28.50 per barrel for the year ended December 31, 2000 and U.S.$17.87 per barrel for the year ended December 31, 1999.

Achieving growth is dependent upon Petrobras’ finding or acquiring additional reserves, as well as successfully developing current reserves, and risks associated with drilling may cause drilling operations to be delayed or cancelled.

Petrobras’ ability to achieve its growth objectives is highly dependent upon its level of success in finding, acquiring or gaining access to additional reserves, as well as successfully developing current reserves. In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless Petrobras conducts successful exploration and development activities or acquires properties containing proved reserves, or both, its proved reserves will decline as reserves are extracted. Petrobras’ exploration and development activities expose it to the inherent risks of drilling, including the risk that no economically productive crude oil or natural gas reserves will be discovered. Because many of Brazil’s richest oil fields are located offshore in deepwater, Petrobras has concentrated its investments on deepwater exploration in Brazil over the last four years, and it will continue to invest in deepwater drilling, exploration, development and production. Deepwater drilling entails additional risks and costs, which may increase in the future.

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

Petrobras is unable to predict whether future oil spills or other environmental incidents will have a material adverse effect on its business prospects or results of operations. Accordingly, if one or more of the potential liabilities resulting from environmental incidents were to result in an actual fine or civil or criminal liability, Petrobras’ operations and financial condition may be harmed.

The terrorist attacks in the United States and the subsequent United States military action in Afghanistan could adversely affect economic activity and prices for Petrobras’ products and services.

Following the terrorist attacks in the United States and the subsequent United States military action in Afghanistan, there has been substantial volatility and unpredictability in the world’s financial markets. In addition, those events may increase political and economic instability in the geographic areas in which Petrobras currently operates and may lead to increased volatility in prices for crude oil and natural gas. The continued military action or other response by the United States or its allies, future terrorist attacks or the anticipation of any such actions or events may have a further adverse impact on the United States and other world economies and thus affect prices for Petrobras’ products and services.

Risks Relating to Brazil

Brazilian political and economic conditions may have a material adverse effect on Petrobras.

The Brazilian government often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, alteration of the Central Bank of Brazil’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

The Brazilian government’s economic policies may have important effects on Brazilian corporations and other entities, including Petrobras. Petrobras’ financial condition and results of operations may be adversely affected by the following factors, as well as the Brazilian government’s response to the following factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages and rationing;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Petrobras cannot predict the outcome of the upcoming presidential election, the policies the new administration may adopt or the effect that those policies may have on Brazilian economic conditions or Petrobras’ results of operations.

Currency devaluation could adversely affect Petrobras’ results of operations and financial condition.

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

The principal market for Petrobras’ products is Brazil and over the last three fiscal years approximately 87% of Petrobras’ revenues have been denominated in Reais, although prices for crude oil and oil products have been based on international prices. A substantial portion of Petrobras’ indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during the year ended December 31, 2001, Petrobras imported U.S.$5.4 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.

Future devaluation of the Real could adversely affect Petrobras’ results of operations and financial condition.

Developments in other emerging market countries, including Argentina, may adversely affect the Brazilian economy and negatively impact Petrobras’ business and results of operations.

In the past, the Brazilian economy and the securities of Brazilian companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors’ responses to those conditions.

In December 2001, amid public demonstrations and after a lengthy recession and the resignation of the President of the Republic, Argentina declared a suspension on payment of its foreign debt. In addition, the current Argentine administration has allowed, with some limitation, the exchange rate of the Argentine Peso to float, resulting in a 75% devaluation of the market rate of the Argentine Peso from January 6, 2002 to June 26, 2002. Additionally, the Argentine government has enacted regulations which forbid Petrobras from adjusting its revenues from its sales of approximately 5.30 billion cubic feet per day of natural gas to reflect the devaluation of the Peso relative to the U.S. dollar. These recent events have added to the perception and reality of higher risk for investments in Argentina. If Argentina’s economic environment does not improve, the economy in Brazil, as both a neighboring country and a significant trading partner, could be affected and could experience slower growth than in recent years, negatively impacting Petrobras’ business and results of operations.

Because the consumption of oil has been historically linked to the level of economic activity, an energy crisis may adversely affect Petrobras’ results of operations and financial condition.

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

In addition to our import business, we also engage in a number of non-core activities that are conducted by three wholly-owned subsidiaries incorporated in 2001:

•	Petrobras Netherlands B.V., or PNBV, a Dutch company, incorporated to engage in leasing activities of primarily offshore exploration and production of crude oil and natural gas equipment to be used by Petrobras, while taking advantage of the import and export tax benefits provided by the Netherlands and Brazil;

•	Petrobras Europe Ltd., or PEL, a U.K. company, intended to act as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and North Africa; and

•	Petrobras Finance Limited, or PFL, a Cayman Islands company, incorporated with the purpose of facilitating Petrobras’ export receivables securitization program.

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

We purchase from the foreign oil supplier on a free-on-board (F.O.B.) basis under standard terms that traditionally require payment within 30 days from the bill of lading. Petrobras buys this oil from us under terms that allow for payment up to 180 days from the date of the bill of lading. Petrobras would typically be unable to meet the 30-day payment term imposed by foreign suppliers because of the complexity of producing a full set of documents for a single bill of lading when, for example, the shipment to which that bill of lading relates must be delivered to different parts of Brazil and different sets of documents must be delivered with respect to each delivery point. Depending on the unloading ports’ locations, this process may require up to 120 days from the vessel’s departure. We can pay the supplier on time without having to produce these different sets of documents. To cover our financing costs, we include a small premium when we sell crude oil and oil products to Petrobras.

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

OUR MAIN SUPPLIERS

		Year Ended December 31, 2001		Year Ended December 31, 2000
Supplier	Country	Imports	% of Total Imports	Imports	% of Total Imports
		(in millions of U.S. dollars)		(in millions of U.S. dollars)
Petrobras America, Inc.	United States	$1,320.8	21.2%	$1,254.6	15.9%
Sonatrach Group	Algeria	970.8	15.6	1,473.6	18.6
Saudi Aramco	Saudi Arabia	587.3	9.4	890.7	11.3
PDVSA Petróleo	Venezuela	515.9	8.2	1,072.9	13.6
AGIP	Italy	318.3	5.1	—	—
Ryttsa (Repsol-YPF)	Argentina	248.8	4.0	350.8	4.4
Reliance	India	224.2	3.6	—	—
Chevron San Jorge	Argentina	126.5	2.0	303.7	3.8
Somo	Iraq	—	—	211.3	2.7

Total		$4,312.6	69.1%	$5,557.6	70.3%

As shown in the table above, during 2000, we conducted import activities with Somo, an Iraqi corporation. These activities were permitted pursuant to United Nations Security Council Resolution 986 (1995), which allows Iraq to sell crude oil for the purpose of providing food, medicine and repairing essential infrastructure, including within the oil industry. All contracts signed by the Iraqi government must be submitted for approval to the office of the United Nations Iraq Program in New York. We bought crude oil and oil products directly from the Iraqi State Oil Marketing Organization after receiving authorization from the Security Council’s sanctions committee and made payments for those products into the escrow account established by the United Nations. During 2001, we did not conduct any import activities with Iraq or any Iraqi entities.

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

THIRD-PARTY SALES

	Year Ended December 31, 2001		Year Ended December 31, 2000
	Third Party Sales	% of Total Third-Party Sales	Third Party Sales	% of Total Third-Party Sales
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Ipiranga	$60.5	14.8%	$—	—
Glencore	56.4	13.8	—	—
Cargill	39.0	9.6	16.4	2.5
BP	30.5	7.5	15.5	2.4
Contigroup	25.7	6.3	23.9	3.7
Trafigura	22.5	5.5	—	—
Ferrel	20.5	5.3	—	—
PAI	6.3	1.6	283.0	43.8
Hin Leong	14.8	3.6	67.4	10.4
Gontichen	—	—	56.6	8.8

Total	$276.2	68.0%	$462.8	71.6%

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

By purchasing exploration and production equipment through PNBV, we enable Petrobras to benefit from Brazil’s Special Customs System (Regime Aduaneiro Especial), or Repetro. Repetro is a tax benefit program that grants exemptions from some Brazilian taxes on the imports and exports of certain goods engaged in exploration and development activities (upstream activities) in the crude oil and natural gas industries.

With respect to goods manufactured within Brazil, we, as a foreign entity acting alone or through PNBV, may purchase goods from a Brazilian supplier and benefit from the tax exemptions provided by the Repetro laws that seek to provide incentives for Brazilian industrial exports related to exploration and development activities. In the case of goods manufactured abroad, we may import these goods and lease them to Petrobras, thereby capturing the tax exemption benefits the Repetro law provides for imported goods, so long as such goods are used in Brazilian exploration and production activities and remain in Brazil on a temporary basis. In order to take advantage of Repetro, the use of the goods, produced either domestically or abroad, must ultimately be related to the offshore exploration and production of crude oil and natural gas, and the items must remain within Brazilian territory. As a practical matter, the period during which the goods may remain in Brazil under the Repetro laws typically exceeds the period during which their value depreciates to zero for tax purposes. We expect to receive lease payments for these goods, which will be calculated to include the cost of capital and a fee for acting as Petrobras’ agent.

We acquired materials and equipment totaling U.S.$208.0 million in the year ended December 31, 2001 to be leased to Petrobras under the Repetro regime.

Petrobras Europe LTD. (PEL)

In May 2001, we established a new wholly-owned subsidiary, PEL, incorporated and based in the United Kingdom, to consolidate Petrobras’ trade and finance activities in Europe, the Middle East, the Far East and North Africa. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to us and Petrobras, as well as marketing Brazilian crude oil and crude oil derivative products exported to the geographic areas in which PEL operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk. PEL provides these advisory and marketing services as an independent contractor, pursuant to a services agreement between PEL and Petrobras. In exchange, Petrobras compensates PEL for all costs incurred, plus a margin of approximately 13.5%.

Petrobras Finance Limited (PFL)

In December 2001, we established PFL, a wholly-owned subsidiary incorporated and registered in the Cayman Islands, to facilitate Petrobras’ export receivables asset securitization program. PFL primarily purchases bunker fuel and fuel oil and limited amounts of crude oil and gasoline from Petrobras and sells the products in the international market.

Export Receivables Asset Securitization Program

Petrobras sells and delivers bunker fuel and fuel oil and, subject to certain conditions, other oil products, collectively the Eligible Products, to PFL under two principal agreements—the Master Export Contract and the Prepayment Agreement. The PF Export Receivables Master Trust, or the Trust, was formed under the laws of the Cayman Islands to provide PFL with the funding necessary to purchase oil products from Petrobras. The trust issued to PFL U.S.$750 million of Senior Trust Certificates in four series (Series A-1, A-2, B and C) and U.S.$150 million of Junior Trust Certificates representing junior subordinated undivided beneficial interests in the property of the Trust (other than charitable property), collectively the Trust Certificates.

In return, the trustee of the Trust receives the right to a specified amount of receivables to be generated from PFL’s sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid with respect to the Trust Certificates. The value of receivables scheduled to be designated for sale in any quarterly period represents a portion, but not all, of the receivables expected to be generated from the sale of Eligible Products by PFL in such period. The remainder of the receivables remain the property of PFL.

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

Petrobras’ Bunker Fuel Business

Approximately 90% of the bunker fuel produced by Petrobras is exported. Bunker fuel sold in Brazil by Petrobras to ships owned by non-Brazilian companies is considered an export under Brazilian regulations. Approximately 32% of Petrobras’ bunker fuel sales are to shipping companies or ship owners, 31% are to brokers who purchase fuel on behalf of shipping companies and the remaining 37% are sold to traders.

Recent Developments and Trends

Since 1996, Petrobras has expanded its bunker fuel sales business. This has been achieved through a more aggressive pricing strategy that closely follows international prices in order to remain competitive with major supply centers such as Rotterdam, Singapore, Durban, Houston, Gibraltar, Las Palmas and Buenos Aires. In recent years, Petrobras has focused on extending its bunkering capabilities into new ports as well as improving the quality of its service in established ports and increasing the number of “bunker-only” ports. The number of ships calling at Brazilian ports has increased consistently in recent years as a result of this strategy. Petrobras delivers bunker fuel to approximately 35% of the ships calling at Brazilian ports.

Petrobras’ Bunker Fuel Buyers

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

Competition

As a result of the changes in Brazilian government regulation in 1995, the bunker fuel business is fully deregulated. However, Petrobras remains the only producer of bunker fuel in Brazil. Petrobras’ competition consists of other providers of bunker fuel in ports outside of Brazil. Petrobras believes it has the following competitive advantages in the bunker fuel business:

•	Low Transportation Cost. Currently, Petrobras distributes bunker fuel in 42 terminals along the Brazilian coast. The high cost of transportation relative to the price of bunker fuel makes shipping bunker fuel to Brazil from foreign countries uneconomical.

•	High Quality Bunker Fuel. Petrobras is able to produce higher quality bunker fuel with lower sulfur content (compared with other bunker fuel available around the world) primarily because of the quality and the blend of crude oil that Petrobras uses to produce its oil products. Higher quality bunker fuel offers better engine protection for ship owners.

•	Vertically Integrated Oil Company. As Petrobras is a vertically integrated company, its bunker fuel business enjoys various benefits such as proximity to refineries, which gives Petrobras more flexibility and ability to meet its customers’ demands on short notice.

•	Sizeable Market. Brazil’s high volume of international trade, combined with its long coastline, gives Petrobras’ bunker fuel business a large potential market.

Petrobras’ Fuel Oil Business

Major buyers of Petrobras’ fuel oil include utilities, refineries and traders. Fuel oil is used by industries and utilities to run machinery and generate electricity. Commercial buildings and homes employ fuel oil for heating purposes, and refineries use fuel oil for blending purposes.

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

Petrobras’ Fuel Oil Buyers

The market for Petrobras’ fuel oil is highly concentrated, with 20 to 30 participants representing approximately 80% of the market. The primary market for fuel oil produced by Petrobras is the U.S. East Coast, where sales are made by PAI, and Argentina, where sales are carried out by Petrobras.

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

Most of Petrobras’ sales are transacted on a spot basis. Petrobras has contracts for periods that range from six months to one year to supply 1.0% sulfur fuel oil to a number of utilities in the U.S. East Coast (in the case of PAI) and Argentina (in the case of Petrobras). These sales are based on market prices.

Competition

Price, sulfur content and service are the bases of competition in the fuel oil market. The principal competitors of Petrobras in the fuel oil market are refineries in the Caribbean and the U.S. East Coast.

Petrobras believes it has the following competitive advantages in the fuel oil business:

•	High Quality Fuel Oil. Petrobras’ fuel oil has lower sulfur content, viscosity and other metal content, which makes it an ideal fuel for blenders.

•	Proximity to the U.S. Market. Brazil is in a good geographic location to export fuel oil to South America, the Caribbean and the U.S. East Coast refining and blending centers. Petrobras’ fuel oil business is able to split shipping costs with other business units as vessels returning to Brazil can import oil products for Petrobras in their return voyages.

•	Vertically Integrated Oil Company. Being in the refinery business and a global trading company allows Petrobras to manage product availability in the market and exploit synergies with other trading divisions.

ORGANIZATIONAL STRUCTURE

Petrobras conducts its operations through its Brazilian and international subsidiaries. We are a wholly-owned subsidiary of Petrobras, and we conduct certain of our operations through our three wholly-owned subsidiaries. For a description of our subsidiaries and their respective businesses, see “—Business Overview.”

PROPERTY, PLANT AND EQUIPMENT

We do not own or lease any materially important physical properties or fixed assets. The majority of our assets are composed of investments in direct-finance leases with Petrobras. These investments include contracts to lease various types of materials and equipment utilized for the exploration and production of crude oil and natural gas, oil tankers, supply boats and other types of ships.

We then lease these assets to Petrobras. We receive lease payments for these assets, which are calculated to include the cost of capital and a fee for acting as Petrobras’ agent.

Through PNBV, we acquired materials and equipment totaling U.S.$208.0 million in the year ended December 31, 2001 to be leased to Petrobras under the Repetro regime.

Item 5.    Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report as well as Petrobras’ audited consolidated financial statements in the annual report of Petrobras for the year ended December 31, 2001, which is incorporated herein by reference. Our audited consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Although Cayman Islands law does not require that we prepare and file financial statements, we do so in accordance with U.S. GAAP. In addition, as a subsidiary of Petrobras, we also prepare our financial statements in accordance with Brazilian Corporate Law.

Overview

General

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are largely affected by decisions of our parent company. Our ability to meet our obligations in respect of our outstanding indebtedness depends on a number of factors, including:

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make inter-company loans and provide us with other financial support;

•	our ability to access financing sources, including third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

We earn income from:

•	sales of crude oil and oil products to Petrobras;

•	limited sales of crude oil and oil products to third parties; and

•	financial income derived from time deposits, financing of sales to Petrobras and inter-company loans to Petrobras.

Our operating expenses include:

•	cost of sales, which comprises mainly purchases of crude oil and oil products; and

•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil that we sell to it over a period ranging between 120 and 180 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. See “—Liquidity and Capital Resources.” Sales to Petrobras are calculated according to a formula based on LIBOR designed to reimburse us for estimated financing expenses we may incur in connection with these sales. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for the same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due. We are continuing to work with Petrobras to establish an alternative reimbursement formula to fully reimburse us for our financing expenses.

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

Sales

Our sales of crude oil and oil products (including sales of imports of crude oil and oil products and sales of services) decreased 21.0% from U.S.$7,937 million in 2000 to U.S.$6,271 million in 2001, primarily due to a decrease in the average price of Brent crude oil from U.S.$28.50 per barrel during 2000 to U.S.$24.42 per barrel during 2001 and a reduction in the volume of crude oil and oil products imported by Petrobras resulting from an increase in Petrobras’ crude oil and oil products production in Brazil.

Cost of Sales

Costs of sales decreased 20.8% from U.S.$7,913 million in 2000 to U.S.$6,264 million in 2001, due primarily to a reduction in the volume of crude oil and oil products imported by Petrobras resulting from an increase in Petrobras’ crude oil and oil products production in Brazil, as well as a decrease in the average price of Brent crude oil.

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

Financial Income

Our financial income decreased 28.3% from U.S.$221.6 million in 2000 to U.S.$158.8 million in 2001, primarily due to the reduction of LIBOR rates used in the formula designed to reimburse us for financing expenses incurred. This resulted in our financing costs not being fully reimbursed. See “Item 4. Information on Our Company—Business Overview—PIFCo’s Import Activities.”

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

Gains on Material and Equipment

In 2001, we realized a gain on material and equipment of U.S.$0.44 million, mainly as a result of the sale of equipment by us to Catléia. See Note 6.2 to our audited consolidated financial statements.

Net Income (Loss)

Net income decreased 177.2% from U.S.$26.3 million in 2000 to a loss of U.S.$20.3 million in 2001.

Results of operations for the year ended December 31, 2000 compared to the year ended December 31, 1999.

Sales

Our sales of crude oil and oil products increased 67.9% from U.S.$4,728 million in 1999 to U.S.$7,937 million in 2000, primarily as a result of an increase in the average price of Brent crude oil from U.S.$17.87 per barrel in 1999 to U.S.$28.50 per barrel in 2000. The increase in our sales was partially offset by a reduction in volumes imported by Petrobras as a result of an increase in Petrobras’ production in Brazil.

Cost of Sales

Our costs of sales increased 67.5% from U.S.$4,724 million in 1999 to U.S.$7,913 million in 2000, as a result of the increase in the average price of Brent crude oil during the year and a reduction in the volume of crude oil and oil products imported by Petrobras as a result of an increase in Petrobras’ production in Brazil.

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

Financial Income

Our financial income increased 39.9% from U.S.$158.4 million in 1999 to U.S.$221.6 million in 2000, due to an increase in the premiums we charged Petrobras to compensate for an increase in our financial expense and a decrease in Petrobras’ payment period, which accelerated the recognition of unearned income.

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

In October 2001, we liquidated our U.S.$300 million commercial paper program, leaving a separate U.S.$500 million commercial paper program in place. This program was renewed in April 2002 in a lesser amount of U.S.$335 million in order to provide us financing flexibility for our daily operations. Our commercial paper program is rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. As of December 31, 2001, we also had access to short-term capital through U.S.$303 million in irrevocable letters of credit supporting oil imports.

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

Pursuant to Petrobras’ strategy to obtain a wider range of medium- and long-term financial instruments and to channel more of its financings through us, we have been increasing our borrowings to finance our crude oil trading activities since the third quarter of the year 2000, and have used the net proceeds of the two senior notes issuances totaling U.S.$1,050 million to repay a substantial portion of notes payable to Petrobras. As a result, inter-company loans decreased to U.S.$335 million at December 31, 2001 compared to U.S.$1,717 million at December 31, 2000 and U.S.$1,629 million at December 31, 1999. As of December 31, 2001, we had total capital of U.S.$49.4 million including initial and additional paid-in-capital of U.S.$60.0 million, as well as an accumulated deficit of U.S.$10.7 million.

As an offshore non-Brazilian company, we do not need to receive prior approval from the National Treasury to incur debt or register debt with the Central Bank. However, as a matter of policy, the issuance of any debt is recommended by Petrobras’ board of directors and subsequently approved by our board.

We have the following capital markets debt outstanding as of December 31, 2001, except as otherwise noted:

CAPITAL MARKETS DEBT OUTSTANDING

Notes	Principal Amount
9.125% Notes due 2007(1)(2)	U.S.$400 million
9.125% Notes due 2007(1)(2)	U.S.$100 million
9.875% Notes due 2008(1)	U.S.$450 million
6.750% Senior Trust Certificates due 2010(3)	U.S.$95 million
Floating Rate Senior Trust Certificates due 2010(3)	U.S.$55 million
9.750% Notes due 2011(1)	U.S.$600 million
6.600% Senior Trust Certificates due 2011(3)	U.S.$300 million
Floating Rate Senior Trust Certificates due 2013(3)	U.S.$300 million

(1)	Issued by us, with support from Petrobras through a standby purchase agreement.
(2)	Issued after December 31, 2001.
(3)	Export receivables asset securitization program.

As long as any 9 1/8%, 9 3/4% or 9 7/8% notes are outstanding, we will not create or permit any lien, other than a “PIFCo Permitted Lien” as defined in the prospectus of each issuance, on any of our assets in order to secure additional indebtedness, except under certain conditions.

The following table sets forth the sources and amounts of current and long-term debt as of December 31, 2001 and December 31, 2000:

CURRENT AND LONG-TERM DEBT

	December 31, 2001		December 31, 2000
	Current	Long-term	Current	Long-term
Financing institutions	U.S.$540,659	U.S.$385,000	U.S.$152,500	U.S.$245,000
Commercial papers	449,768		377,852
Senior notes		1,050,000
Securitization of Receivables		900,000

	U.S.$990,427	U.S.$2,335,000	U.S.$530,352	U.S.$245,000

Critical Accounting Policies

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

Item 6.    Directors, Senior Management and Employees.

We are managed by a board of directors, which currently consists of two members, and our executive officers. The executive officers work as a board and are responsible for our day-to-day management. The board of directors is responsible for preparing our year-end accounts, convening shareholders’ meetings and reviewing and monitoring our financial performance and strategy. Although not required by our bylaws, it is our policy that the Chairman and all of our executive officers be Petrobras employees. All of the current executive officers are experienced managers from Petrobras, some of whom have served on the boards of directors of Petrobras subsidiaries and in representative offices abroad.

Members of our board of directors serve indefinite terms and can be removed with or without cause. The following table sets forth certain information about our board of directors.

BOARD OF DIRECTORS

Name	Date of Birth	Position	Year of Appointment
Amir Guilherme Barbassa	May 19, 1947	Chairman	1999
Carlos Ney Martín de Andrade	April 29, 1950	Director	2001

Almir Guilherme Barbassa.    Mr. Barbassa has been our Chairman and Executive Manager of Corporate Finance of Petrobras since July 12, 1999. He joined Petrobras in 1974 and served in Braspetro as Financial Manager in the Middle East, North Africa, the United States and Brazil. He served as Financial Director of Braspetro from 1993 to 1999. In addition, he was a professor in the economics department of the Petrópolis Catholic University and of the Faculdades Integradas Bennett from 1973 to 1979.

Carlos Ney Martin de Andrade.    Mr. Andrade joined Petrobras in 1974. He has served as Commercial Department Manager for Bunkering Crude Oil Supply and Petroleum Products Trading. He has also served as Director of BR and Trading Manager for Petrobras América International. Prior to serving in his current role as Executive Manager for Marketing and Trading, Mr. Andrade was General Manager for Trading.

The following table sets forth certain information about our executive officers.

EXECUTIVE OFFICERS

Name	Date of Birth	Position
Cláudia Valéria Carreiro de Souza	March 8, 1963	Commercial Manager
Daniel Lima de Oliveira	December 29, 1951	Financial Manager
Mariângela Monteiro Tizatto	August 9, 1960	Accounting Manager
Geraldo Vieira Baltar	August 25, 1944	Procurement Manager
Nilton Antônio de Almeida Maia	June 21, 1957	Legal Manager
Ana Celia Fleischman	February 21, 1957	Secretary
Gérson Luiz Gonçalves	September 29, 1953	Auditor Manager

Cláudia Valéria Carreiro de Souza.    Ms. Carreiro became an executive officer of our company on March 19, 2000. She joined Petrobras in 1990 and has served as Commercial Department Manager for Petroleum Products Supply and Trading since 1994.

Daniel Lima de Oliveira.    Mr. Lima became an executive officer of our company on April 19, 2000. He joined Petrobras in 1976 as a supply engineer in the Commercial Department. In 1982 he moved to the Financial Department where he worked in the short-term credit division and served as Assistant to the General Manager. From 1984 until 1988, he served as Financial Manager of the London office. Since 1998, he has served as a manager at Braspetro and a financial manager of the New York office. Since January 2002, he has been a director of Petrobras Internacional—BRASPETRO and Braspetro Oil Services—BRASOIL.

Mariângela Monteiro Tizatto.    Ms. Tizatto became an executive officer of our company on April 4, 1998. She joined Petrobras in 1989 as an accountant in the Accounting Department. Since 1999, she has served as Petrobras’ General Manager for Accounting Operations. From 1990 to 1995, she was Manager of Petrobras’ Consolidated Accounting System, and from 1995 to 1999, she served as Manager of Petrobras’ Division of Corporate Accounting. Before joining Petrobras, Ms. Tizatto was Manager of Auditing for Deloitte Touche Tohmatsu for seven years. She was also a professor of advanced accounting at the Faculdade Moraes Junior in Rio de Janeiro (1990).

Geraldo Vieira Baltar.    Mr. Baltar became an executive officer of our company on August 11, 2001. He joined Petrobras in 1970 and currently serves as the Executive Manager of Energy under the Gas and Energy Directorship. He has held several positions with Petrobras, including Senior Equipment Engineer and Executive Manager of Materials.

Nilton Antônio de Almeida Maia.    Mr. Maia became an executive officer of our company on April 19, 2000. He joined Petrobras in 1984 as an internal auditor. He has served as a tax consultant to Petrobras’ Legal Department, and since early 2000, has served as General Manager for the Finance and Tax Division. Mr. Maia is also a professor at the Universidade Federal do Rio de Janeiro.

Ana Celia Fleischman.    Ms. Fleischman became an executive officer of our company on August 15, 2001. She joined Petrobras in 1980 as Analyst for Trading and Supply in the Commercial Department, where she worked in the natural gas, financial and pricing areas.

Gerson Luiz Gonçalves.    Mr. Gonçalves became an executive officer of our company on April 19, 2000. He joined the Internal Audit Department of Petrobras in 1976 and has been Petrobras’ Executive Manager for Internal Auditing for the last six years. He is responsible for all of Petrobras’ internal accounting control activities. Mr. Gonçalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and of the United States’ Institute of Internal Auditors (IIA).

Compensation of Directors and Executive Officers

Our directors and executive officers do not receive compensation, pension or other benefits from us or Petrobras in respect of their functions as directors and officers of PIFCo.

Board Practices

The dates of appointment of our current directors and executive officers are set forth above under “Item 6. Directors and Senior Management and Employees.” Our directors and executive officers do not have set terms of appointment. We have not entered into any service or employment contracts with any of our directors and executive officers. We do not have any audit or remuneration committees.

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

Transactions with all related parties resulted in the following balances:

	Petróleo Brasileiro S.A. Petrobras	Petrobras International S.A. Braspetro	Alberto Pasqualini- Refap S.A.	Fronape International Company	December 31, 2001	December 31, 2000
	(in thousands of U.S. dollars)
Current assets
Accounts receivable, mainly by sales	$2,368,594	$36,878	$173,413	$5,966	$2,584,851	$3,011,167
Notes receivable—current	12,772	135,459		134,744	282,975

Other non-current assets
Export prepayment	750,000				750,000
Notes receivable—non-current						90,238
Net investment in direct financing leases	208,032				208,032	52,015

Current liabilities
Trade accounts payable	28,653	259,415			288,068	70,842
Loans payable	91,123	243,441			334,564	1,716,565
Dividends payable						38,060
Unearned income	7,185		1,133		8,318	29,925

Transactions with all related parties consisted of the following:

	December 31, 2001		December 31, 2000
	Assets	Liabilities	Assets	Liabilities
	(in thousands of U.S. dollars)
Assets
Current
Accounts receivable	$2,584,851		$3,011,167
Notes receivable(1)	282,975
Other non-current
Notes receivable			90,238
Export prepayment	750,000
Net investment in direct financing leases	208,032

Liabilities
Current
Trade accounts payable		288,068		70,842
Loans payable(2)		334,564		1,716,565
Dividends				38,060
Unearned income		8,318		29,925

Total	3,825,858	630,950	3,101,405	1,855,392

Current	2,867,826	630,950	3,011,167	1,855,392

Long-term	958,032		90,238

(1)	These notes bear interest at rates ranging from 4.9% to 7.1% and have maturity periods ranging from 90 to 360 days.
(2)	Our notes payable to Brasoil and Petrobras bear interest based upon LIBOR with spreads consistent with those charged to Petrobras by us.

The principal amounts of business and financial operations carried out with related parties are as follows:

	Years ended December 31,
	2001		2000		1999
	Income	Expense	Income	Expense	Income	Expense
	(in thousands of U.S. dollars)
Sales of crude oil and oil products and services
PETROBRAS	$5,115,232		$7,290,321		$4,354,986
REFAP S.A.	738,943
Petrobras America, Inc.—PAI	6,390		282,961		179,039

Cost of sales
PETROBRAS		(95,242)		(81,130)		(1,345,827)
Petrobras America, Inc.—PAI		(1,320,822)		(1,260,335)		(571,969)
Braspetro Oil Services Company—BRASOIL		(83,320)
Companhia MEGA S.A.		(148,723)
Fronape International Company		(10,542)

Financial income
PETROBRAS	126,992		217,102		156,531
REFAP S.A.	14,388
Braspetro Oil Company—BOC	4,992		238
Braspetro Oil Services Company—BRASOIL	3,711		28
Fronape International Company	4,744
Braspetro	614

Financial expense
PETROBRAS		(51,979)		(152,940)		(73,583)
Braspetro Oil Services Company—BRASOIL		(15,422)		(198)

Total	6,016,006	(1,726,050)	7,790,650	(1,494,603)	4,690,556	(1,991,379)

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See “Financial Statements” on pages F-1 through F-18.

There is no litigation or governmental proceeding pending or, to our knowledge, threatened against us or any of our subsidiaries that, if adversely determined, would have a significant effect on our financial position or profitability.

For a description of our dividend distribution policy, see “Item 10. Additional Information—Memorandum and Articles of Association—Rights and Obligations of Shareholders—Dividends.”

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

Directors

Directors may vote on a proposal, arrangement or contract in which they are interested. However, interested directors must declare the nature of their interest at a directors’ meeting. If the interested directors declare their interest, their votes are counted and they are counted in the quorum of such meeting.

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

Shareholder Rights Upon Liquidation

If we are liquidated, the liquidator may (in accordance with an ordinary shareholder resolution):

•	set a fair value on our assets, divide all or part of our assets among the shareholders and determine how the assets will be divided among shareholders or classes of shareholders; and

•	vest all or part of our assets in trustees.

Shareholders will not be compelled to accept any securities on which there is a liability.

Calls on Shares

Directors may make calls on the shareholders with respect to any amounts unpaid on their shares. Each shareholder shall pay to the company the amounts called on such shares.

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

•	getting the written consent of three-fourths of the shareholders of that class; or

•	passing a special resolution at a meeting of the shareholders of that class.

There are no general limitations on the rights to own shares specified by the articles.

General Meetings

A general meeting may be convened:

•	by the directors at any time; or

•	by any two shareholders by written request.

Notice of a general meeting is given to all shareholders.

All business carried out at a general meeting is considered special business except:

•	sanctioning a dividend;

•	consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

•	appointment and removal of directors; and

•	fixing of remuneration of the auditors.

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

We may also by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law; and

•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

We may reduce our share capital and any capital redemption reserve by special resolution in accordance with relevant provision of Cayman Islands law.

Indemnity

Our directors and officers are indemnified out of our assets and funds against all actions, losses, expenses and liabilities which they incur in the discharge of their respective duties, powers, authorities or discretions. Under our Memorandum of Association, directors and officers are excused from all liability to us, except for any losses which arise as a result of such party’s own dishonesty.

Accounts

Accounts relating to our affairs are kept in such manner as may be determined from time to time by the directors and may be audited in such manner as may be determined from time to time by us in a general meeting or failing any such determination by the directors. There is, however, no requirement as a matter of Cayman Islands law to have our accounts audited.

Transfer out of Jurisdiction

We may, by special resolution of the shareholders, transfer out of the Cayman Islands into any jurisdiction permitting such transfer.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are:

•	no governmental laws, decrees or regulations in Cayman Islands that restrict the export or import of capital, including dividend and other payments to non-resident holders to the Cayman Islands, and

•	no limitations on the right of nonresident or foreign owners imposed by Cayman Island law or our Memorandum of Association to hold or vote our shares.

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

U.S. Federal Income Taxation

The following summary sets forth certain United States federal income tax consequences of the purchase, ownership and disposition of our debt securities. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date of this offering memorandum, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of United States federal income taxation which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt organizations, persons holding notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. Holders (as defined below) whose functional currency as defined in Section 985 of the Code is not the U.S. dollar. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of notes who purchase notes at the original issue price and hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF INVESTING IN THE NOTES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

As used herein, the term “U.S. Person” includes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, (iii) any estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions, or a trust that elects under U.S. Treasury regulations to be treated as a domestic trust and (v) a partnership to the extent the interests therein are held by any of the foregoing. The terms “U.S.” and “United States” mean the United States of America (including the states and the District of Columbia). A “U.S. Holder” is a beneficial owner of a note that is a U.S. Person. A “Non-U.S. Holder” is a beneficial owner of a note that is not a U.S. Person. A “U.S.-Controlled Person” includes (i) a controlled foreign corporation for United States tax purposes, (ii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a trade or business within the United States for a specified three-year period and (iii) a foreign partnership that is engaged in a U.S. trade or business or more than 50% of whose income or capital interests are held by U.S. Persons.

In the case of a holder of notes that is a partnership for U.S. federal tax purposes, each partner will take into account its allocable share of income or loss from the notes, and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

U.S. Holders

Payments of interest

Payments of interest on a note (including additional amounts, if any) will generally be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. Thus, to the extent that amounts are withheld and additional amounts are paid on the notes, a U.S. Holder will be required to report income in an amount greater than the cash received on the payments. Interest income from the notes will constitute foreign source income for United States federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive income” or, in the case of certain holders, “financial services income” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. If any withholding taxes are paid in respect of payments to a U.S. Holder on the notes and the withholding tax rate is at least 5%, interest income from the notes will be treated separately as “high withholding tax interest” for purposes of computing that holder’s foreign tax credit. A U.S. Holder may be eligible, subject to a number of limitations, to a foreign tax credit or deduction against such U.S. Holder’s United States federal income tax liability for taxes withheld on the notes.

Sale or disposition of Notes

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxed as such) and such U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in the note will generally equal the U.S. Holder’s cost for the note. In the case of a U.S. Holder that is an individual, estate or trust, the maximum marginal federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income if the U.S. Holder’s holding period for the note exceeds one year. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note will generally be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Non-U.S. Holder

Subject to the discussion of “backup” withholding below, interest on the notes is currently exempt from United States federal income taxes, including withholding taxes, if paid to a Non-U.S. Holder unless the interest is effectively connected with the conduct by such holder of a United States trade or business. In addition, (i) subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized on the sale or exchange of a note, provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business and, in the case of a Non-U.S. Holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met and (ii) the notes will be deemed to be situated outside the United States for purposes of the United States federal estate tax and will not be includible in the gross estate for purposes of such tax in the case of a non-resident of the United States who is not a citizen of the United States at the time of death.

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

Backup withholding will not apply to payments made outside the United States by PIFCo or a Paying Agent on a note, unless the payor is a U.S. Person or U.S.-Controlled Person and has actual knowledge that the beneficial owner of the note is a U.S. Person. In addition, if payments are collected outside the United States by a foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a note, that custodian, nominee or other agent will not be required to deduct backup withholding from payments made to that beneficial owner unless the custodian, nominee or other agent is a U.S. Person or U.S.-Controlled Person and has actual knowledge that the beneficial owner thereof is a U.S. Person. Payments by a custodian, nominee, or other agent that is a U.S. Person or U.S.-Controlled Person will be subject to information reporting unless that custodian, nominee or other agent has documentary evidence in its files of the beneficial owner’s foreign status and has no actual knowledge to the contrary.

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

Generally, a holder may obtain a refund of any amount withheld under the backup withholding rules that exceed the holder’s United States federal income tax liability by filing a refund claim with the IRS.

MATERIAL CONTRACTS

Export Receivables Asset Securitization Program

In December 2001, PFL entered into the Export Receivables Asset Securitization Program. See “Item 4. Information on the Company—Business Overview—Petrobras Finance Limited (PFL)—Export Receivables Asset Securitization Program.”

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

The Master Export Contract

As long as any Senior Trust Certificates or any amounts payable to the insurers remain outstanding, Petrobras will deliver, in each quarterly period, a quantity of Eligible Products having a market value equal to any scheduled payments of interest, principal or other amounts due under the Senior Trust Certificates. Under the Master Export Contract, Petrobras exports and sells Eligible Products to PFL during each quarterly period:

•	in an amount equal to at least 80% of the total volume of all bunker fuel and fuel oil (collectively, Heavy Fuel Oil) exported by Petrobras during that quarterly period; and

•	with a value (based upon the net invoice price at which such Eligible Products are actually sold by PFL) equal to at least:

—	the highest aggregate amount scheduled to be paid by the Trustee in any quarterly period during the remaining term of any series of Senior Trust Certificates at the time outstanding, with respect to interest, principal and other amounts due under the Senior Trust Certificates multiplied by

—	a factor that fluctuates between 2.0 and 3.0, depending upon the level of sales of Eligible Products by PFL that are contracted to be made under arrangements that provide for a minimum price per barrel or other hedging arrangements and the relevant minimum price or price established by such hedging arrangements.

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

Negative Pledge

So long as any Senior Trust Certificate remains outstanding or any amount payable to an Enhancer under any of the Insurance Documents remains outstanding, Petrobras will not create or permit any Lien, other than a Petrobras Permitted Lien, on any of Petrobras’ assets or any of its subsidiaries’ assets to secure (i) any of Petrobras’ indebtedness, (ii) any of its subsidiaries’ indebtedness or (iii) the indebtedness of any other Person, unless Petrobras contemporaneously creates or permits such Lien to secure equally and ratably Petrobras’ obligations under the Master Export Contract and the other transaction documents to which it is a party or Petrobras provides other security for its obligations under the Master Export Contract and the other transaction documents to which it is a party as is duly approved by a resolution of the Senior Certificate Holders in accordance with the trust deed.

Sales Agreements

PFL will sell Eligible Products purchased from Petrobras or its affiliates under the following arrangements:

•	An Offtake Contract with Citibank, N.A., the Offtaker. Under the Offtake Contract, the Offtaker agrees to purchase Eligible Products from PFL, in quantities in each quarterly period having a value equal to 1.1 times the amounts scheduled to be paid with respect to the Senior Trust Certificates in that period. PFL may also enter into other offtake contracts with the Offtaker or other parties in the future.

•	A Product Sale Agreement with Petrobras America, Inc., a 99.99% indirectly owned subsidiary of Petrobras, or the U.S. Seller, that may purchase Eligible Products from time to time from PFL and sell them to buyers primarily in the United States.

•	Sales to other purchasers of Eligible Products in the open market.

The Receivables Purchase Agreement

Pursuant to the Receivables Purchase Agreement, PFL sells to the Trustee the rights to a specified amount of designated receivables to be generated from the sale of Eligible Products by PFL. In exchange, the Trustee issued to PFL the Trust Certificates. The rights to the purchased receivables acquired by the Trust on the closing date will consist of:

•	Certain receivables to be generated by the sale of Eligible Products to the Offtaker, following an agreed schedule under the Offtake Contract.

•	Certain additional receivables to be generated by the sale of Eligible Products to other buyers following an agreed schedule; and

•	If applicable, certain receivables in each quarterly period equal to any taxes incurred on payments in respect of outstanding Senior Trust Certificates, together with certain other amounts.

The Insurance and Reimbursement Agreements

Each series of the Senior Trust Certificates features credit enhancement by means of a Financial Guaranty Insurance Policy. XLCA provides the Financial Guaranty Insurance Policy for Series A-1 and Series A-2, MBIA provides the Financial Guaranty Insurance Policy for Series B and Ambac provides the Financial Guaranty Insurance Policy for Series C. XLCA, MBIA and Ambac all provide monoline insurance services and are each rated Aaa/AAA/AAA by Moody’s, S&P and Fitch, respectively.

The parties also entered into Insurance and Reimbursement Agreements pursuant to which, among other things, the Trustee has agreed to reimburse, with interest, MBIA, Ambac and XLCA, as applicable, for amounts paid pursuant to claims made under their respective Financial Guaranty Insurance Policies.

PIFCo Senior Notes Issuances

We have issued three series of senior notes in the aggregate amount of U.S.$1,550 million. In 2001, we issued U.S.$1,050 million in long-term notes due in 2008 and 2011. Since December 31, 2001, we have issued an additional U.S.$500 million in long-term notes, consisting of U.S.$400 million of 9 1/8% senior notes issued on February 4, 2002 and U.S.$100 million of additional 9 1/8% senior notes issued on February 21, 2002. See “Item 5. Management’s Discussion and Analysis of Results of Operation—Liquidity and Capital Resources.” The terms of each of these series of senior notes, and the material agreements which set forth their terms, are substantially similar and are summarized below.

Indentures

Each series of senior notes was issued pursuant to an indenture between us, as the issuer, and The Bank of New York, as trustee. The terms of the indentures require us and our subsidiaries, among other things, to:

•	pay all amounts owed by us under the indenture and the notes when such amounts are due, and perform each of our other obligations under the various transaction documents entered into by it in connection with the issuance of the notes;

•	comply with all applicable laws and maintain all necessary governmental approvals;

•	pay all uncontested taxes;

•	preserve our existence and maintain our properties;

•	maintain adequate insurance;

•	maintain our books and records in accordance with U.S. GAAP;

•	maintain an office or agency in New York for the purpose of service of process;

•	ensure that the notes continue to be our senior obligations;

•	use proceeds from the issuance of the notes for specified purposes, namely the purchase of oil imports and the repayment of short-term indebtedness;

•	give notice to the trustee of any default or event of default under the indenture or certain currency control events in Brazil;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the noteholders’ rights under the relevant transaction documents;

•	maintain the required coverage amount;

•	provide certain information to noteholders required by Rule 144A; and

•	replace the trustee upon any resignation or removal thereof.

In addition, the terms of the indenture restrict our ability and the ability of our subsidiaries, among other things, to:

•	undertake certain mergers, consolidations or similar transactions;

•	create certain liens on its assets or pledge its assets; and

•	enter into certain transactions with our affiliates.

These covenants are subject to a number of terms, conditions and further qualifications.

The indenture also contains certain events of default, consisting of the following:

•	failure to pay principal when due;

•	failure to pay interest within 30 days of any interest payment date;

•	inaccuracy of any representation or warranty made by us or Petrobras in any transaction document or in certain specified other certificates when made;

•	breach of a covenant or agreement in the indenture, the standby purchase agreement and other relevant transaction documents by us or Petrobras;

•	acceleration of or failure to make a payment on our indebtedness or the indebtedness of Petrobras or a material subsidiary of Petrobras that equals or exceeds a specified threshold;

•	a final judgment against us, Petrobras or a material subsidiary of Petrobras that equals or exceeds a specified threshold;

•	certain events of bankruptcy, liquidation or insolvency of us, Petrobras or any material subsidiary of Petrobras;

•	certain events relating to the unenforceability of the relevant transaction documents against us or Petrobras;

•	the cancellation, termination (other than as permitted in the indenture) or unenforceability of the letter of credit unless an equivalent letter of credit is promptly provided or an equivalent amount in U.S. dollars is promptly deposited in the reserve account;

•	Petrobras ceases to own at least 51% of our outstanding voting shares; and

•	we or Petrobras shall fail to comply with our obligations with respect to the required coverage amount.

Standby Purchase Agreements

Our senior notes have the benefit of credit support from Petrobras in the form of standby purchase agreements under which Petrobras is obligated to make certain payments to the trustee in the event we fail to make required payments of principal, interest and other amounts due under the senior notes and the indenture. Subject to certain limitations, Petrobras is required to purchase from the holders of the notes and pay to the trustee amounts in respect of the noteholders’ right to receive:

•	the amount of any interest or other amounts not paid by us in accordance with the terms of the notes and the indenture;

•	the entire principal amount of the notes in the event we fail to do so at their expected maturity or earlier upon any redemption or acceleration of the senior notes prior to the expected maturity date or, if extended, on the final maturity date; and

•	except where certain events have occurred which limit Petrobras’ ability to convert and transfer Reais and U.S. dollars, interest on all of the foregoing amounts at a default rate, for payments beyond the date that we were required to make payment under the indenture in respect of the full principal amount of the senior notes.

We will have the right to defer making payments under the indentures for up to 18 months, if an event of inconvertibility, untransferability or expropriation occurs that prevents Petrobras from making required payments under the standby purchase agreement.

Obligations under the standby purchase agreement constitute direct and general senior unsecured and unsubordinated obligations of Petrobras and rank pari passu with other senior, unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’ obligations under the standby purchase agreement.

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

Registration Rights Agreement

Pursuant to the registration rights agreement, we are obligated to consummate exchange offers to cause the senior notes to generally become freely transferable. This requirement was already met with respect to the first two series of senior notes on December 19, 2001. If this requirement is not met for the U.S.$500 million issuance, then the annual interest rate on the notes will increase to a rate which is 0.5% above the interest rate, until the earliest of the date that:

•	the exchange offer is consummated; or

•	a registration statement relating to resale of the notes is declared effective by the SEC.

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuer, and accordingly, we file or furnish reports, information statements and other information with the U.S. Securities and Exchange Commission. Documents that are exhibits to or incorporated by reference in this annual report and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., room 1024, Washington, D.C. 20549, and at the U.S. Securities and Exchange Commission’s Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suit 1400, Chicago, Illinois 60661.

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

The table below sets forth the amounts and related weighted average interest rates by expected maturity dates for our long-term debt obligations at December 31, 2001:

CALENDAR YEAR OF EXPECTED MATURITY DATE FOR DEBT

(in thousands of U.S. dollars, except for percentages)

Outstanding Debt	December 31, 2001						Total Carrying Value	Fair Value
	2002	2003	2004	2005	2006	2007-2030
Fixed rate debt	$985,000	$51,700	$162,750	$78,974	$211,876	$1,403,700	$2,894,000	$2,871,074
Average interest rate	4.21%	4.21%	4.21%	6.95%	5.30%	10.24%	—	—
Variable rate debt	—	—	—	$39,864	$42,528	$343,608	$426,000	$426,000
Average interest rate	4.10%	4.10%	4.10%	4.10%	4.10%	4.11%
Total debt obligations	$985,000	$51,700	$162,750	$118,838	$254,404	$1,747,308	$3,320,000	$3,297,074

Note:	Numbers may not total due to rounding.

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

Item 18.    Financial Statements.

See pages F-2 through F-17 incorporated herein by reference.

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

Exhibit 2

Indenture, dated as of May 9, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

Exhibit 2.1

Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

Exhibit 2.2

Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

Exhibit 2.3

Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

Exhibit 2.4	Indenture, dated as of February 4, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 1/8% Senior Notes due 2007

(b) Exhibit No:	Description

Exhibit 2.5

Registration Rights Agreement, dated as of May 9, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

Exhibit 2.6

Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

Exhibit 2.7

Registration Rights Agreement, dated as of February 4, 2002, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Morgan Stanley & Co. Incorporated and Banco Bilbao Vizcaya Argentaria S.A.

Exhibit 2.8

Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

Exhibit 2.9

Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14168))

Exhibit 2.10

Standby Purchase Agreement, dated as of July 6, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

Exhibit 2.11

Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed on December 6, 2001 (registration statement no. 333-14170))

Exhibit 2.12	Standby Purchase Agreement, dated as of February 4, 2002, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee

Exhibit 2.13	Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras International Finance Company and UBS Warburg LLC and Morgan Stanley & Co. Incorporated

Exhibit 2.14	Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd.

(b) Exhibit No:	Description

Exhibit 2.15

Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd.

Exhibit 2.16	Administration Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd.

Exhibit 2.17

Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer

Exhibit 2.18

Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust

Exhibit 8.1	For a list of subsidiaries, their jurisdiction of incorporation and the names under which they do business, see “Business Overview” on page 10

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Petrobras International Finance Company—PIFCo, hereby certifies that it meets all the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petrobras International Finance Company—PIFCo

By:	/S/ ALMIR GUILHERME BARBASSA
	Name:	Almir Guilherme Barbassa
	Title:	Chairman of the Board of Directors

Date:    March 20, 2003

CERTIFICATION PURSUANT TO RULES 13a-15 and 15d-15 AS ADOPTED UNDER

SECTION 302 OF THE SARBANES-OXLEY ACT

I, Almir Guilherme Barbassa, certify that:

1.    I have reviewed this amendment no. 2 to the annual report of Petrobras International Finance Company—PIFCo for the year ended December 31, 2001;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:     March 20, 2002

By:	/S/ ALMIR GUILHERME BARBASSA
	Name:	Almir Guilherme Barbassa
	Title:	Chairman of the Board of Directors

CERTIFICATION PURSUANT TO RULES 13a-15 and 15d-15 AS ADOPTED UNDER

SECTION 302 OF THE SARBANES-OXLEY ACT

I, Daniel Lima de Oliveira, certify that:

1.    I have reviewed this amendment no. 2 to the annual report of Petrobras International Finance Company—PIFCo for the year ended December 31, 2001;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:     March 20, 2002

By:	/s/ DANIEL LIMA DE OLIVEIRA
	Name:	Daniel Lima de Oliveira
	Title:	Financial Manager

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 of the SARBANES-OXLEY ACT

In connection with PIFCO’s amendment no. 2 to the annual report on Form 20-F/A for the period ended December 31, 2001, I, Almir Guilherme Barbassa, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1.    The amendment no. 2 to the annual report on Form 20-F/A for the period ended December 31, 2001 fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2.    The information contained herein fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:    March 20, 2002

By:	/S/ ALMIR GUILHERME BARBASSA
	Name:	Almir Guilherme Barbassa
	Title:	Chairman of the Board of Directors

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 of the SARBANES-OXLEY ACT

In connection with PIFCO’s amendment no. 2 to the annual report on Form 20-F/A for the period ended December 31, 2001, I, Daniel Lima de Oliveira, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The amendment no. 2 to the annual report on Form 20-F/A for the period ended December 31, 2001 fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)  The information contained herein fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:    March 20, 2002

By:	/S/ DANIEL LIMA DE OLIVEIRA
	Name:	Daniel Lima de Oliveira
	Title:	Financial Manager

Petrobras International

Finance Company

(a wholly-owned subsidiary of Petróleo

Brasileiro S.A. – PETROBRAS)

Consolidated Financial Information

as of December 31, 2001 and 2000 and

Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholder of

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of changes in stockholder’s equity and of cash flows, after the restatement described in note 6.1, present fairly, in all material respects, the financial position of Petrobras International Finance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

March 26, 2002, except for note 6.1, as to which the date is February 13, 2003.

COPY OF THE ORIGINAL

2

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Consolidated Balance Sheets

(Expressed in Thousands of United States Dollars,

except number of shares and per share amounts)

	December 31, 2001	December 31, 2000
Assets
Current assets
Cash and cash equivalents	48,593	51,198
Accounts receivable
Related parties	2,584,851	3,011,167
Trade	44,740	39,608
Notes receivable – related parties	282,975
Assets held for sale	144,721
Prepaid expense and other current assets	10,691	239

	3,116,571	3,102,212

Property and equipment	213

Other non current assets
Advances to suppliers	11,309
Prepaid expense	41,644
Export prepayment and assets	900,000
Net investment in direct financing leases from related party	208,032	52,015
Notes receivable – related parties		90,238

	1,160,985	142,253

Total assets	4,277,769	3,244,465

Liabilities and stockholder’s equity

Current liabilities
Trade accounts payable
Related parties	288,068	70,842
Other	231,000	593,190
Loans payable – related parties	334,564	1,716,565
Short-term debt	775,427	530,352
Current portion of long term debt	215,000
Dividends payable		38,060
Unearned income – related parties	8,318	29,925
Other current liabilities	41,004	10,812

	1,893,381	2,989,746

Long-term liabilities	2,335,000	245,000

Commitments and contingencies (Note 6)

Stockholder’s equity
Shares authorized and issued
Common stock – 2001 and 2000 – 50,000 shares, par value U.S.$1	50	50
Additional paid in capital	60,000
Retained earnings (accumulated deficit)	(10,662)	9,669

	49,388	9,719

Total liabilities and stockholder’s equity	4,277,769	3,244,465

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Consolidated Statements of Income

(Expressed in Thousands of United States Dollars,

except number of shares)

	Years ended December 31,
	2001	2000	1999

Sales of crude oil and oil products and services	6,271,196	7,937,003	4,727,989

Cost of sales	(6,263,551)	(7,912,615)	(4,723,771)

Gross profit	7,645	24,388	4,218

Financial income	158,804	221,578	158,407
Financial expense	(187,215)	(219,637)	(142,232)
Gain on materials and equipment	435

Net income (loss) for the year	(20,331)	26,329	20,393

Weighted average number of shares outstanding	50,000	50,000	50,000

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Changes in Consolidated Stockholder’s Equity

(Expressed in Thousands of United States Dollars,

except number of shares and per share amounts)

	Years ended December 31,
	2001	2000	1999
Common stock	50	50	50

Additional paid in capital
Conversion of loans – Balance at December 31	60,000

Retained earnings
Balance at January 1	9,669	21,400	1,007
Net income (loss) for the year	(20,331)	26,329	20,393
Dividends declared (per share: 2000 – U.S.$0.76)		(38,060)

Balance at December 31	(10,662)	9,669	21,400

Total stockholder’s equity	49,388	9,719	21,450

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Consolidated Statements of Cash Flows

(Expressed in Thousands of United States Dollars)

	Years ended December 31,
	2001	2000	1999
Cash flows from operating activities
Net income (loss) for the year	(20,331)	26,329	20,393
Decrease (increase) in assets
Accounts receivable
Related parties	426,316	(171,429)	(1,127,563)
Trade	(5,132)	(37,279)	(2,329)
Prepaid expenses and other assets	(52,096)	8,327	(7,440)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	217,226	(77,233)	(45,849)
Other	(362,190)	286,353	268,779
Other liabilities	8,585	(12,520)	31,529

Net cash provided by, used in, operating activities	212,378	22,548	(862,480)

Cash flows from investing activities
Issuance of notes receivable	(942,737)	(90,238)
Assets held for sale	(144,721)
Property and equipment	(213)
Advances to suppliers	(11,309)
Net investment in direct financing leases	(156,017)	(52,015)

Net cash used in investing activities	(1,254,997)	(142,253)

Cash flows from financing activities
Short-term debt, net issuances and repayments	245,075	(211,148)	(163,500)
Proceeds from issuance of long-term debt	2,155,000	245,000
Loans payable – related parties	(1,322,001)	87,697	1,058,831
Dividends paid	(38,060)

Net cash provided by financing activities	1,040,014	121,549	895,331

Decrease in cash and cash equivalents	(2,605)	1,844	32,851
Cash and cash equivalents at beginning of period	51,198	49,354	16,503

Cash and cash equivalents at end of period	48,593	51,198	49,354

Cash paid during the period for interest	209,062	185,421	103,768

Non cash investing and financing activities
Receipt of Junior Trust Certificates in exchange of future export receivables	150,000
Increase of capital through conversion of loan payable	60,000

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

1	The Company and its Operations

Petrobras International Finance Company was established on September 24, 1997 and is incorporated in the Cayman Islands. Through March 31, 2000, Petrobras International Finance Company was a wholly-owned subsidiary of Braspetro Oil Services Company – BRASOIL, a wholly-owned indirect subsidiary of Petróleo Brasileiro S.A. – PETROBRAS, Brazil’s national oil company. On January 14, 2000, the Board of Directors of BRASPETRO and PETROBRAS approved the transfer of 100% of the voting shares of Petrobras International Finance Company from BRASOIL to PETROBRAS. Since April 1, 2000, Petrobras International Finance Company has been operating as a wholly-owned subsidiary of PETROBRAS.

The primary objective of the Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by its parent company, PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties.

PIFCo is also being used by PETROBRAS to take advantage of Brazilian tax legislation related to the Special Customs System (Regime Aduaneiro Especial) for the importation and exportation of goods intended for the research of oil and natural gas fields (referred to as REPETRO). REPETRO permits petroleum companies operating in Brazil to enter into leasing arrangements with foreign companies for materials and equipment to be used in the exploration and production of crude oil and gas, without paying federal taxes for Import Duty (Imposto de Importação – II), Excise Tax (Imposto sobre Produtos Industrializados – IPI), Employees’ Profit Participation Program (Programa de Integração Social – PIS), and Tax for Social Security Financing (Contribuição para o Financiamento da Seguridade Social – COFINS).

PETROBRAS NETHERLANDS B.V.

In May 2001, PIFCo established a new subsidiary, PETROBRAS NETHERLANDS B.V. – PNBV, based in the Netherlands. PNBV will take the place of PIFCo as the principle entity responsible for acquiring equipment to be utilized in the oil exploration and production activities related to REPETRO, raising funds abroad and in Brazil to acquire equipment, and chartering the acquired equipment to PETROBRAS.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

PETROBRAS EUROPE LTD.

In May 2001, PIFCo established a new subsidiary, PETROBRAS EUROPE LTD. – PEL, based in the United Kingdom, to consolidate PETROBRAS’ European trade and finance activities. These activities consist of advising and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

PETROBRAS FINANCE LIMITED

In December 2001, PIFCo established a new subsidiary, PETROBRAS FINANCE LIMITED – PFL, based in the Cayman Islands, in connection with the securitization program described in Note 5. The Company will purchase bunker and fuel oil from PETROBRAS and sell the products in the international market.

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

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

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

The Company’s leasing operations consist principally of the leasing of various types of materials and equipment utilized for the exploration and production of oil and gas, and for oil and gas related activities in general. These materials and equipment include, among other things, oil tankers, supply boats and other types of ships. With the exception of the leases of certain vessels, which are operating leases (see Note 6.3), the remaining leases are classified as direct financing leases. Direct financing leases expire over the next ten years and operating leases expire within five months of the balance sheet date.

The Company acquired production equipment under the terms of purchase agreements (see Note 6.2), purchase invoices and charter agreements and subsequently subchartered this equipment, pursuant to existing and future charter and subcharter agreements, to related parties. These charter and subcharter agreements are classified as direct financing leases in accordance with the provisions of Statement of Financial Accounting Standards No. 13 – Accounting for leases (SFAS 13), as amended. Although the charter and subcharter agreements have not been finalized at the balance sheet date, the lease is considered recognizable in accordance with the provisions of SFAS 13, because the terms of the lease agreements were agreed upon by the relevant parties, and there is substantial evidence that the lease agreements will be ratified.

Income from direct financing leases, consisting of interest income, is recognized over the lease term. Income from operating leases is recognized ratably over the term of the leases.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

(e)	Deferred financing costs

Deferred financing costs associated with various debt issuances are recorded as prepaid expenses and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense for these financing costs for 2001 was US$8,983.

(f)	Unearned Income

Unearned income represents the unearned premium charged by the Company to PETROBRAS to compensate for its financing costs. The premium is billed to PETROBRAS at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 90 to 120 days, in order to match the premium billed with the Company’s financial expense.

(g)	Revenues, costs and expenses

Revenues from sales of crude oil and oil products are recognized on an accrual basis when title has transferred to the customer. Costs and expenses are also accounted for on an accrual basis.

(h)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements. The measurement of current and deferred tax liabilities and assets are based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, the Netherlands and the Cayman Islands). Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that, based on available evidence, were not realized in 2000 and 2001. The Cayman Islands has no corporate tax requirements, therefore the Company has no tax provision for the periods. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries would have created timing differences.

(i)	Derivative Instruments, Hedging and

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

Risk Management Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 – Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133). The standard, as amended by SFAS 137 – Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB 133, and amendment of FASB Statement No. 133 and SFAS 138 – Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (collectively SFAS 133), is effective for the Company as from January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. The ineffective portion of all hedges is recognized in current period earnings.

As of December 31, 2000 the Company had no derivative financial instruments; accordingly, the adoption of SFAS 133 on January 1, 2001 did not impact the Company.

(j)	Recently issued accounting pronouncements

The Financial Accounting Standards Board (FASB) has recently issued Statements on Financial Accounting Standards No. 141 – Business Combinations (SFAS 141) and SFAS 142 – Goodwill and Other Intangible Assets (SFAS 142). These standards address, respectively, financial accounting and reporting for business combinations and for acquired goodwill and other intangible assets.

In addition, the FASB has also issued SFAS 143 – Accounting for Asset Retirement Obligations (SFAS 143) and SFAS 144 – Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and replaces SFAS 121, which addressed the same subject.

Management estimates that adoption of these standards will not have a material impact on the financial position, results of operations and cash flows of the Company.

3	Cash and Cash Equivalents

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

	As of December 31,
	2001	2000

Cash and banks	5,241	273
Short-term investments	43,352	50,925

	48,593	51,198

4	Net Investment in direct financing leases from related party receivables

The receivables, in the amount of U.S.$208,032 and U.S.$52,015, at December 31, 2002 and 2001, respectively, represent the present value of the minimum lease payments on production equipment. The interest associated with the lease is variable, based upon the 6 month Libor plus mark up and a fixed annual component. Both the interest and the fixed annual component will be recognized when lease payments become due. The Company has no residual value in the underlying assets.

On March 20, 2001, PETROBRAS’ P-36 semi-submersible oil and gas production platform located in the Roncador field in the Campos Basin sank. Certain equipment to be leased by PIFCo to PETROBRAS that had been allocated to the platform was also lost in the accident. Accordingly, the Company recorded a reduction in its equipment balance of U.S.$7,045 with a corresponding increase to its accounts receivable from PETROBRAS, for reimbursement of the lost equipment.

5	Financing

	December 31, 2001		December 31, 2000
	Current	Long-term	Current	Long-term

Financing institutions (i)	540,659	385,000	152,500	245,000
Commercial papers (i)	449,768		377,852
Senior notes (ii)		1,050,000
Securitization of
Receivables (iii)		900,000

	990,427	2,335,000	530,352	245,000

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

(i)	The Company’s borrowings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 1.82% to 7.56%. The weighted average borrowing for short-term debt at December 31, 2001 and 2000 was 2.82% and 7.84%, respectively.

At December 31, 2001 and December 31, 2000. The Company had fully utilized all available lines of credit for the purchase of imports.

(ii)	On May 9, 2001, the Company completed an offering of U.S.$450,000 9 7/8% Senior Notes due May 2008. On July 6, 2001, the Company completed an offering of U.S.$600,000 9 3/4% Senior Notes due July 2011. The Company repaid a portion of its notes payable to PETROBRAS with the proceeds received from both offerings.

The interest rates on both offerings are fixed, and interest will be paid semiannually on both issuances. So long as any note of the two issuances remains outstanding, the Company will not create or permit any lien, other than a “PIFCo permitted lien” as defined in the prospectus of both issuances, by the Company on any of the Company’s assets to secure additional indebtedness, except under certain conditions. Both issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

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

(iii)	In December of 2001, the Company signed contracts (Master Export Contract and Prepayment Agreement) with a special-purpose entity not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”). The purpose of these contracts is to structure an operation to securitize future export receivables of sales of fuel oil and other products purchased on the international market. The assignment of rights on future export receivables represents a liability of the Company, which will be settled by the transfer of the receivables to PF Export, as and when they are generated.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

As stipulated in the contracts, the Company assigned the rights to future receivables totaling U.S.$900,000 to PF Export, and in return PF Export delivered to the Company U.S.$750,000 in Senior Trust Certificates, maturing in 2010 and 2011 and bearing annual interest at rates between 6.60% and 6.75%. The U.S.$150,000 difference represents a form of guarantee for the collection of the underlying receivables through Junior Trust Certificates held by the Company.

In order to guarantee that the exported volumes during the period of the transaction are sufficient to support the financial obligations, a derivative operation was entered into on December 21, 2001 to set a minimum price for the crude oil at fourteen U.S. dollars per barrel.

Long-term maturities:

	December 31,
	2001	2000

2002		215,000
2003	51,700	30,000
2004	162,750
2005	20,750
2006	149,800
Thereafter	1,950,000

	2,335,000	245,000

6	Commitments and contingencies

6.1	Commitments – Refinance of Platforms P-8, P-15, P-32 and P-47

On December 28, 2001 (the Closing Date), the Company entered into certain agreements with the PB Platforms 2001 Trust and other parties in order to refinance three operating platforms (P-8, P-15 and P-32 or the Platforms), with a total value of U.S.$500,000. The Platforms belonged to Brasoil and Catleia (also subsidiaries of PETROBRAS).

Also, on December 28, 2001, the Company entered into certain agreements with the PB-47 Trust and other parties in order to refinance the P-47 Floating Storage and Offloading platform, with a total value of U.S.$180,000 (the Platform). The Platform was acquired by PIFCo from Brasoil on that date, for U.S.$142,000, and transferred to PB-47 Trust on August 27, 2002.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

Pursuant to signed Participation Agreements, certain conditions precedent should occur on or prior to April 30, 2002, in order for the lenders to fund the transactions. However, due to unfavorable changes in international financial markets, there were several extensions of this deadline resulting in the satisfaction of the conditions precedent and Amended Participation Agreements for the P-47 Trust on August 27, 2002 and for the PB Platforms 2001 on November 27, 2002 (each the CP Date).

The parties originally intended that upon satisfaction of the conditions precedent, the contracts for the Platforms would be effective as of the Closing Date. However, during negotiations, PB Platforms 2001 Trust and PB-47 Trust and the other lenders agreed to amend the Participation Agreements so that the contracts would become effective not on the Closing Date, but rather as of the CP Dates.

As a result of the changes in provisions in the Amended Participation Agreements, the present value of the future minimum lease payments of P-8, P-15 and P-32 decreased from U.S.$500,000 to U.S.$485,000. The charter contracts with PB Platforms 2001 and PB-47 Trust will be amortized from November 27, 2002 until May 27, 2011 and from August 27, 2002 until December 28, 2011, respectively, with semi-annual payments commencing on May 27, 2003 and February 28, 2003, respectively, with a variable interest rate of 6-month Libor plus 425 and 199.5 basis points of spread, respectively. The subcharter agreements with PETROBRAS have the same terms and conditions of the charter agreements with the retention of a fixed annual component for the Company.

The Company had initially accounted for the leases of the platforms as of the Closing Date for purposes of the 2001 annual financial statements included in the Form 20-F filed with the United States Securities and Exchange Commission – SEC on June 28, 2002. Accordingly, at December 31, 2001, the Company recorded a lease payable to PB Platforms 2001 Trust and PB-47 Trust and a lease receivable from PETROBRAS, presented under Capital lease (Long-term liabilities) and Net investment in direct financing leases to related party (Other non current assets), respectively. No income/expense on these transactions was earned/incurred for the year ended December 31, 2001.

However, as a result of the changes previously mentioned, the financial statements for December 31, 2001 had to be restated considering that the leases should only have commenced on the CP Dates.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

	Year ended December 31, 2001
	Previously
	reported	Restated
Assets
Notes receivable – other	180,000
Assets held for sale		144,721
Net investment in direct financing leases	852,753	208,032

Liabilities
Long-term capital lease	680,000

6.2	Commitments – Production equipment

Purchase Agreements:

On December 28, 2001 the Company entered into various purchase agreements with Brasoil for the purchase of equipment allocated to certain platforms owned by Brasoil and Catléia. The amounts of equipment transferred varies from platform to platform and have a total value of U.S.$196,521. It is expected that the equipment will be leased to Brasoil and Catléia under the terms of a Master Lease Agreement. The execution of this agreement is depending upon third party lender approval to amend existing Charters agreements for the platforms (between Brasoil/ Catléia and PETROBRAS) to include this production equipment.

Option Agreements:

In order to mitigate the potential risk for the Company as a result of the lenders’ denial to execute the amendments to the existing Charter agreements of the financed platforms, the Company, Brasoil and Catléia executed ‘Option Agreements’ with respect to each platform, pursuant to which Brasoil and Catléia, respectively, irrevocably grant to the Company an option to cause Brasoil and Catléia to purchase, for the total amount of U.S.$196,521 all of the equipment. This purchase option shall only come into force if certain transaction documents, amongst which the Master Lease Agreement and the related Loan agreement, have not been executed within four months of the date of the Purchase Agreement.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

6.3	Commitments—Operating leases

In June and July 2001 the Company entered into separate agreements as a lessee with a related party to rent two vessels for a period of 11 months each. The daily rental rates amount to U.S.$32 to be paid on a monthly basis. Following these two agreements, the Company entered into two separate agreements with PETROBRAS to sublet the vessels to PETROBRAS also for U.S.$32 per month over the same time periods. Under the terms of these two agreements, an amount of U.S.$6,024 was received in advance (representing three months rent).

6.4	Commitments – Purchases

The Company entered into various commitments for the purchase of Production Equipment totaling U.S.$125,400. The equipment purchased will become part of a Master Lease Agreement, which has not yet been executed (see Note 6.2).

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 270,461 barrels of oil and oil products per day at market prices.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

Expressed in Thousands of United States Dollars, except share amounts

7	Related Party Transactions

The Company has numerous transactions with PETROBRAS and other affiliated companies in the ordinary course of business.

Transactions with all related parties resulted in the following balances:

	PETRÓLEO BRASILEIRO S.A. PETROBRAS	PETROBRAS INTERNATIONAL S.A. BRASPETRO	ALBERTO PASQUALINI- REFAP S.A.	FRONAPE INTERNATIONAL COMPANY	2001	2000
Current assets
Accounts receivable, mainly by sales	2,368,594	36,878	173,413	5,966	2,584,851	3,011,167
Notes receivable —current	12,772	135,459		134,744	282,975

Other non current assets
Export prepayment	750,000				750,000
Notes receivable — non current						90,238
Net investment in direct financing leases	208,032				208,032	52,015

Current liabilities
Trade accounts payable	28,653	259,415			288,068	70,842
Loans payable	91,123	243,441			334,564	1,716,565
Dividends payable						38,060
Unearned income	7,185		1,133		8,318	29,925

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

Expressed in Thousands of United States Dollars, except share amounts

Transactions with all related parties consisted of the following:

	December 31, 2001		December 31, 2000
	Assets	Liabilities	Assets	Liabilities

Assets
Current
Accounts receivable	2,584,851		3,011,167
Notes receivable (1)	282,975
Other non current
Notes receivable			90,238
Export prepayment	750,000
Net investment in direct financing leases	208,032

Liabilities
Current
Trade accounts payable		288,068		70,842
Loans payable (2)		334,564		1,716,565
Dividends				38,060
Unearned income		8,318		29,925

	3,825,858	630,950	3,101,405	1,855,392

Current	2,867,826	630,950	3,011,167	1,855,392

Long-term	958,032		90,238

(1)	These notes bear interest at rates ranging from 4.9% to 7.1% and have maturity periods ranging from 90 to 360 days.

(2)	The Company’s notes payable with Brasoil and PETROBRAS bear interest based upon LIBOR with spreads consistent with those charged to PETROBRAS by PIFCo.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Years ended December 31,
	2001		2000		1999
	Income	Expense	Income	Expense	Income	Expense

Sales of crude oil and oil products and services
PETROBRAS	5,115,232		7,290,321		4,354,986
REFAP S.A.	738,943
Petrobras America, Inc. – PAI	6,390		282,961		179,039

Cost of sales
PETROBRAS		(95,242)		(81,130)		(1,345,827)
Petrobras America, Inc. – PAI		(1,320,822)		(1,260,335)		(571,969)
Braspetro Oil Services
Company – BRASOIL		(83,320)
Companhia MEGA S.A.		(148,723)
Fronape International Company		(10,542)

Financial income
PETROBRAS	126,992		217,102		156,531
REFAP S.A.	14,388
Braspetro Oil Company – BOC	4,992		238
Braspetro Oil Services
Company – BRASOIL	3,711		28
Fronape International Company	4,744
Braspetro	614

Financial expense
PETROBRAS		(51,979)		(152,940)		(73,583)
Braspetro Oil Services
Company – BRASOIL		(15,422)		(198)

	6,016,006	(1,726,050)	7,790,650	(1,494,603)	4,690,556	(1,991,379)

8	Advances for future capital increase

In June 2001, PETROBRAS, following the Board of Directors recommendation, transformed U.S.$60,000 in accounts receivable from PIFCo into a capital increase.

Petrobras International Finance Company

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS)

Notes to Consolidated Financial Information

(Expressed in Thousands of United States Dollars)

9	Subsequent events

On February 4, 2002, the Company completed an offering of U.S.$400,000 9 1/8% Senior Notes due February 2007. On February 21, 2002, the Company also issued additional Senior Notes of U.S.$100,000 with the same terms and maturities as the notes issued on February 4, 2002. The Company intends to use these proceeds principally to finance the purchase of oil imports and to repay short-term indebtedness.

These two additional series of Senior Notes also contain standby purchase agreements from PETROBRAS similar to the ones in the Senior Notes described in Note 5(ii).