Form 20-F
period 2002-12-31
PETROBRAS INTERNATIONAL FINANCE CO
filed 2003-06-19
CIK 1163371

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002

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

Title of each class:
U.S.$500,000,000 9.125% Senior Notes due 2007
U.S.$450,000,000 9.875% Senior Notes due 2008
U.S.$600,000,000 9.750% Senior Notes due 2011
U.S.$400,000,000 9.00% Global Step-Up Notes due 2008

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:
At December 31, 2002, there were outstanding:
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

     The annual report on Form 20-F of Petróleo Brasileiro S.A.—PETROBRAS (“Petrobras”) for the year ended December 31, 2002, as first filed with the United States Securities and Exchange Commission (the “SEC”) (Commission file No. 1-15106) on June 19, 2003, is incorporated herein by reference.

FORWARD LOOKING STATEMENTS

     Many statements made in this annual report under the captions “Item 3. Risk Factors,” “Item 4. History and Development of the Company—Business Overview” relating to the operation and performance of Petrobras International Finance Company, or PIFCo, and Petrobras and under the caption “Item 5. Operating and Financial Review and Prospects” and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes in Petrobras’ use of our services for market purchases of crude oil and oil products, changes in Brazilian foreign exchange control regulations and changes in other applicable government regulations.

     All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this annual report.

     The annual report on Form 20-F of Petrobras for the fiscal year ended December 31, 2002, incorporated herein by reference, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained therein, see “Forward-Looking Statements” on page 1 thereof.

PRESENTATION OF FINANCIAL INFORMATION

     In this annual report, references to “Real,” “Reais” or “R$” are to Brazilian Reais and references to “U.S. dollars” or “U.S.$” are to United States dollars.

     Our functional currency is the U.S. dollar. Substantially all of our sales are made in U.S. dollars and all of our debt is denominated in U.S. dollars. Accordingly, our audited consolidated financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include our three wholly-owned subsidiaries, since their incorporation: Petrobras Netherlands B.V. (which we transferred to Petrobras in January 2003), Petrobras Europe Ltd. and Petrobras Finance Limited. See Item 5. “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements.

     Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Item 1. Identity of Directors, Senior Management, and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

     The following table of selected financial data is presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2002 have been derived from our audited consolidated financial statements, which were audited by PricewaterhouseCoopers Auditores Independentes. Petrobras is required by Brazilian Corporate Law to change auditors every five years. Beginning in June 2003 and through 2005, Ernst & Young Auditores Independentes S/C will serve as Petrobras’ and our independent auditors.

     The information below should be read in conjunction with, and is qualified in its entirety by reference to, our financial information set forth below under “Item 5. Operating and Financial Review and Prospects” and in our audited consolidated financial statements, and the accompanying notes appearing elsewhere in this annual report.

	For the Year Ended December 31,

	2002	2001	2000	1999	1998

		(in millions of U.S. dollars)
Income Statement Data:
Sales of crude oil, oil products and services	$6,390.2	$6,260.5	$7,937.0	$4,728.0	$2,873.8
Lease income	36.1	10.7	—	—	—

	6,426.3	6,271.2	7,937.0	4,728.0	2,873.8

Cost of sales	(6,371.5)	(6,253.0)	(7,912.6)	(4,723.8)	(2,873.8)
Lease expense	(24.0)	(10.5)	—	—	—
General and administrative expenses	(1.2)	(0.1)	—	—	—

	(6,396.7)	(6,263.6)	(7,912.6)	(4,723.8)	(2,873.8)

Gross profit	29.6	7.6	24.4	4.2	—
Financial income(1)	219.6	158.8	221.6	158.4	63.4
Financial expense(1)	(314.7)	(187.1)	(219.7)	(142.2)	(62.4)
Gain on materials and equipment	—	0.4	—	—	—

Net income (loss)	$(65.5)	$(20.3)	$26.3	$20.4	$1.0

Balance Sheet Data (end of period):
Cash and cash equivalents	$260.6	$48.6	$51.2	$49.4	$16.5
Total assets	8,697.3	4,277.8	3,244.5	2,900.0	1,729.8
Loans payable to related parties	3,688.2	334.6	1,716.6	1,628.9	570.0
Short-term debt and current portion of long-term debt	367.5	990.4	530.4	741.5	905.0
Short-term capital lease	68.9
Long-term debt	3,248.7	2,335.0	245.0	—	—
Long-term capital lease	601.7
Total stockholder’s equity	43.9	49.4	9.7	21.5	1.1

(1)	Financial income represents primarily the profits realized from our sales of crude oil and oil products to Petrobras. Financial expense consists primarily of costs incurred by us in financing our activities in connection with the importation by Petrobras of crude oil and oil products.

RISK FACTORS

Risks Relating to Our Company

We may not earn enough money from our own operations to meet our debt obligations.

     We are a direct wholly-owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. Accordingly, our financial position and results of operations are largely affected by decisions of our parent company. We have limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to Petrobras, with financing for such operations provided by Petrobras as well as third-party credit providers. We also resell crude oil and oil products to third parties on a limited basis. Our ability to pay interest, principal and other amounts due on our outstanding and future debt obligations will depend upon a number of factors, including:

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make inter-company loans to us and provide us with other financial support;

•	our ability to access financing sources, including third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

     In the event of a material adverse change in Petrobras’ financial condition or results of operations or in Petrobras’ financial support of us, we may not have sufficient funds to repay all amounts due on our indebtedness. See “Risks Relating to Petrobras” for a more detailed description of certain risks that may have a material adverse impact on Petrobras’ financial condition or results of operations and therefore affect our ability to meet our debt obligations.

If Brazilian law restricts Petrobras from paying us in U.S. dollars, we may have insufficient U.S. dollar funds to make payments on our debt obligations.

     We obtain substantially all of our funds from Petrobras’ payments in U.S. dollars for crude oil that it purchases from us. In order to remit U.S. dollars to us, Petrobras must comply with Brazilian foreign exchange control regulations, including preparing specified documentation to be able to obtain U.S. dollar funds for payment to us. If Brazilian law were to impose additional restrictions, limitations or prohibitions on Petrobras’ ability to convert Reais into U.S. dollars, it could restrict the source of U.S. dollar funds available for us to make payment on our debt obligations. Such restrictions could also have a material adverse effect on the Brazilian economy or Petrobras’ business, financial condition and results of operations.

We may be limited in our ability to pass on our financing costs.

     We are principally engaged in the purchase of crude oil and oil products for resale to Petrobras, as described above. At any time, we may incur indebtedness related to such purchases and/or obtain financing from Petrobras or third-party credit providers. As of December 31, 2002, approximately 45% of our indebtedness not having the benefit of Petrobras’ standby purchase obligation or other support was floating-rate debt denominated in U.S. dollars. Petrobras is in the process of changing its risk management processes, including those which may affect us, but neither Petrobras nor we have yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. We have historically passed on our financing costs to Petrobras by selling crude oil and oil products to Petrobras at a premium to compensate for our financing costs. Although we and Petrobras are considering methods of continuing this practice in the future, we cannot assure you that this practice will continue. Our inability to transfer our financing costs to Petrobras could have a material adverse effect on our business and on our ability to meet our debt obligations.

Risks Relating to Petrobras’ Operations

Petrobras’ operations are affected by the volatility of prices for crude oil and oil products.

     Until January 2, 2002, the prices Petrobras was allowed to charge for crude oil and oil products (and, as a result, its recorded prices for the calculation of net operating revenues) were determined on the basis of a pricing formula established by the Brazilian government designed to reflect changes in the Real/U.S. Dollar exchange rate and international market prices for relevant benchmark products.

     However, as of January 2, 2002, the crude oil and oil products markets in Brazil were deregulated in their entirety.

     Historically, international prices for crude oil and oil products have fluctuated widely as a result of many factors. Petrobras does not, and will not, have control over the factors affecting international prices for crude oil and oil products. These factors include:

•	global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

•	the ability of OPEC and other crude oil producing nations to set and maintain crude oil production levels and prices;

•	other actions taken by major crude oil producing or consuming countries;

•	global and regional supply and demand for crude oil and oil products;

•	competition from other energy sources;

•	domestic and foreign government regulations;

•	weather conditions; and

•	military action, such as the recent U.S. military action in Iraq.

     Changes in crude oil prices typically result in changes to prices for oil products. Lower crude oil prices have various effects on Petrobras, including decreasing its net operating revenues, net income and cash flows. In comparison, higher crude oil prices generally lead to increases in Petrobras’ net operating revenues, net income and cash flows.

     Petrobras expects continued volatility and uncertainty in international prices for crude oil and oil products. Declines in international crude oil prices may adversely affect Petrobras’ business, results of operations and financial condition and the value of its proved reserves.

     Prices remain regulated for natural gas, electricity and certain petrochemicals. These controls could have an adverse effect on revenues from these business activities.

Because of changes in government regulations, Petrobras faces increased competition and may lose market share.

     Substantial changes have been occurring in the oil and gas industry in Brazil as a result of the continuing process of deregulation by the Brazilian government. As part of this deregulation, the Brazilian government eliminated all price controls on crude oil and oil products in early 2002. Prices remain regulated, however, for natural gas, electricity and certain petrochemicals. The changes in government regulation have enabled multi-national and regional oil companies to enter the Brazilian energy market. Petrobras expects that competition in its downstream and upstream activities will increase further, as existing and new participants expand their activities as a result of these regulatory changes.

Although Petrobras’ prices for crude oil and oil products are based on international prices, in periods of high international prices or sharp devaluations of the Real, Petrobras may not be able to adjust its prices in Reais sufficiently to maintain parity with international prices.

     Since the Brazilian government’s elimination of all price controls on crude oil and oil products in January 2002, there have been periods of high international prices or sharp devaluations of the Real when Petrobras has been unable to increase prices in Reais sufficiently to maintain parity with international prices. While Petrobras does not have an obligation to supply the Brazilian market, during periods when the local prices of crude oil and oil products were below prevailing international prices, Petrobras’ competitors were unwilling to supply the local market. In order to ensure adequate supply of crude oil and oil products in Brazil, Petrobras sold crude oil and oil products below prevailing international prices.

     As a result of deregulation of the Brazilian market, and the elimination of import tariffs in particular, Petrobras’ competitors can sell products in the Brazilian market at parity with international prices. In light of this increased competition, Petrobras has less flexibility to maintain local prices above international prices to compensate for revenues not realized in periods in which it sold crude oil and oil products below prevailing international market prices.

Petrobras may be required to sell some of its refining capacity in Brazil.

     Petrobras presently owns 98.6% of the existing refining capacity in Brazil. Petrobras plans to upgrade its present refineries and it may build new refineries in Brazil, sell participation interests in its present refineries to new partners or engage in asset swaps, as it did through its business combination in 2001 involving assets of Repsol-YPF S.A. Although Petrobras is not presently subject to any requirement to divest any assets, and the Brazilian government has not made any proposal in that respect, it is possible that Petrobras will be required to divest a portion of its refining capacity or other assets in the future. Any such divestiture could have a material adverse effect on Petrobras’ financial condition and results of operations.

Petrobras’ ability to achieve growth is dependent upon its finding or acquiring additional reserves, as well as successfully developing current reserves, and risks associated with drilling may cause drilling operations to be delayed or cancelled.

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

     Petrobras’ exploration and development activities expose it to the inherent risks of drilling, including the risk that no economically productive crude oil or natural gas reserves will be discovered. The costs of drilling, completing and operating wells are often uncertain and numerous factors beyond Petrobras’ control may cause drilling operations to be curtailed, delayed or cancelled. Petrobras’ future drilling, exploration and acquisition activities may not be successful and, if unsuccessful, could harm its future results of operations and financial condition.

Petrobras’ crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.

     The proved crude oil and natural gas reserves set forth in Petrobras’ annual report are its estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e. prices and costs as of the date the estimate is made). Petrobras’ proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are numerous uncertainties inherent in estimating quantities of proved reserves. The reliability of proved reserve estimates depends on:

•	the quality and quantity of Petrobras’ geological, technical and economic data;

•	the prevailing crude oil and natural gas prices applicable to Petrobras’ production (which in the past have been subject to Brazilian government regulation);

•	the production performance of Petrobras’ reservoirs; and

•	extensive engineering judgments.

     Many of the factors, assumptions and variables involved in estimating reserves are beyond Petrobras’ control and may prove to be incorrect. The results of Petrobras’ future drilling, testing and production activity may lead it to make significant revisions to its reserve estimates.

Petrobras’ equipment, facilities and operations are subject to numerous environmental and health regulations which may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

     Petrobras’ facilities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. Petrobras could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with its operations. Current and past waste disposal and emissions practices may require Petrobras to clean up or retrofit its facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources), or IBAMA, has been investigating Petrobras’ oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its investigations.

     Petrobras spent approximately U.S.$466 million in 2002, U.S.$473 million in 2001 and U.S.$356 million in 2000 to comply with environmental laws. However, since environmental laws are becoming more stringent in Brazil and in other jurisdictions where it operates, it is likely that Petrobras’ environmental capital expenditures and costs for environmental compliance will increase, perhaps substantially, in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary widely from those currently anticipated. The amount of investments Petrobras makes in any given year is subject to limitations by the Brazilian government. Accordingly, expenditures required for compliance with environmental regulation could result in reductions in other strategic investments that Petrobras has planned, with a resulting decrease to its profits, and future environmental costs may harm Petrobras’ results of operations or financial condition.

In the past, significant oil spills have occurred and Petrobras has incurred, and may continue to incur, liabilities in connection with oil spills, including clean up costs, government fines, and potential lawsuits.

     From time to time, oil spills occur in connection with Petrobras’ operations. Since January 1, 2000, Petrobras has experienced 11 significant oil spills. In each of these, it undertook cleanup efforts as promptly as possible. Nevertheless, in some situations, Petrobras was fined by various state and federal environmental agencies, became the defendant in several civil and criminal suits, and remains subject to several investigations and potential civil and criminal liabilities as a result of past oil spills. These or any future oil spills may have a material adverse effect on Petrobras’ financial condition or results of operations. Accordingly, if one or more of the potential liabilities resulting from these oil spills were to result in an actual fine or civil or criminal liability, Petrobras’ operations and financial condition could be negatively affected.

Petrobras may incur losses and spend time and money defending pending litigation and arbitration.

     Petrobras is currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against it. It is also pursuing discussions with various government authorities and with Repsol-YPF over its licenses, including its right to operate certain platforms, in connection with the 2001 Repsol-YPF asset swap. These claims involve a wide range of issues and seek substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against Petrobras. Petrobras’ audited financial statements as of December 31, 2002 include reserves totaling U.S.$50 million as of that date, for probable and reasonably estimable losses and expenses it may incur in connection with all of its pending litigation and a separate provision of U.S.$105 million related to various tax assessments received from the Instituto Nacional de Seguridade Social (National Security Institute, or INSS).

     In the event that a number of the claims that Petrobras considers to represent remote or reasonably possible risks of loss were to be decided against it, or in the event that the losses estimated turn out to be higher than the reserves made, the aggregate cost of unfavorable decisions could have a material adverse effect on Petrobras’ financial condition and results of operations. Additionally, Petrobras’ management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on its core business. Depending on the outcome, certain litigation, including matters involving its platforms and asset swaps, could result in restrictions on Petrobras’ operations and have a material adverse effect on certain of its businesses.

Proposed legislative changes to the ICMS tax imposed by the State of Rio de Janeiro may have a material adverse effect on Petrobras’ results of operation and financial condition.

     The governor of the State of Rio de Janeiro is considering signing a bill into law that would increase the amount of Imposto sobre Circulação de Mercadorias e Serviços (state value-added tax, or ICMS) that Petrobras is required to pay by approximately R$5.4 billion (U.S.$1.9 billion) per year. The proposed new law would change the point of collection of part of the ICMS from the refinery level to the wellhead level of production in the State of Rio de Janeiro. If it becomes effective, Petrobras may be unable to utilize part of the taxes imposed at the wellhead level in Rio de Janeiro to offset taxes that are imposed at the refinery level in other states, and therefore would be paying taxes on the same oil products at both the production and refining level. Petrobras believes that the proposed new law would be an unconstitutional form of taxation, and intends to challenge the law if it becomes effective. If the law becomes effective, it would significantly increase the amount of taxes Petrobras pays, and such increase could have a material adverse effect on Petrobras’ level of investments and, therefore, on Petrobras’ results of operation and financial condition.

Labor disputes, strikes, work stoppages and protests could lead to increased operating costs.

     All of Petrobras’ employees, other than its maritime employees, are subject to a collective bargaining agreement with the Oil Workers’ Unified Federation, which was signed on December 4, 2002, retroactive to September 1, 2002. This collective bargaining agreement will expire on October 31, 2003. On December 27, 2002, Petrobras signed a separate collective bargaining agreement with the maritime employees’ union retroactive to November 1, 2002, which will expire on October 31, 2003.

     From time to time, Petrobras has been subject to strikes and work stoppages. In 2001, its oil workers began a five-day strike. While this strike was settled, it did result in a decrease in crude oil production. If Petrobras’ workers were to strike, the resulting work stoppages could have an adverse effect on Petrobras, as it does not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor action. As a result, Petrobras’ financial condition and results of operations could be adversely affected by future strikes, work stoppages, protests or similar activities.

Petrobras’ expansion into the domestic power market is relatively recent and has generated losses, and the regulatory environment remains uncertain.

     Consistent with the global trend of other major oil and gas companies and to secure demand for its natural gas, Petrobras is currently expanding its business into the domestic power market. Despite a number of incentives introduced by the former Brazilian government to promote the development of thermoelectric power plants, development of such plants by private investors has been slow to progress. Petrobras currently invests in 16 of the 39 gas-fired power generation plants being built or proposed to be built in Brazil under the program to promote the development of thermoelectric plants, known as the Programa Prioritário de Termoelectricidade (Thermoelectric Priority Program, or PPT). Petrobras invests in some of these plants with partners, many of whom may have power purchase agreements with the plants. Petrobras has had contractual disputes in connection with these investments and other disputes may occur. Depending on the outcome of any such disputes, they could have an adverse economic impact on Petrobras, including on the profitability of its investments.

     Petrobras has a limited history of investing in thermoelectric plants, and thermoelectric plants have not previously operated in a competitive environment in Brazil. Thermoelectric plants have faced difficulties passing on to electricity offtakers foreign currency financing costs of developing new generating capacity, and have had to contend with the reluctance of many distribution companies to sign power purchase agreements due mainly to their existing initial contracts, which provide for a guaranteed price from 1998 to 2002, which is phased out over the following four years. In addition, demand for thermoelectric power in Brazil has been lower than expected. In 2002, Congress passed a law increasing government intervention in the market, and the current administration is studying the implementation of changes that could be material to the natural gas and power sector. It is not clear that thermoelectric power generation will remain a priority for the country. In addition, the energy policy of the new administration remains uncertain.

     During 2002, Petrobras experienced significant losses relating to its investments in thermoelectric power generation. As a result, in 2002, Petrobras created a U.S.$205 million provision for losses related to its commitments to off-take electricity from certain thermoelectric power plants. Petrobras increased this provision in the first quarter of 2003 by a further U.S.$205 million. After deducting the losses incurred in the first quarter of 2003, which amounted to U.S.$111 million, the balance of the provision totaled U.S.$316 million as of March 31, 2003. Petrobras has limited its investments in this area, but its participation in the domestic power market may never become profitable. As a result, Petrobras’ participation in this market may adversely affect its operating results and financial condition.

Petrobras is in the process of implementing a new Strategic Plan, which may have a material adverse effect on its competitive position or ability to expand its operations.

     On April 17, 2003, Petrobras announced the adoption of revisions to its Strategic Plan for the period 2003-2007. The new Strategic Plan maintains Petrobras’ core strategies and objectives, but reduces its overall budgeted capital expenditures for the year 2003. The revisions for 2003 reflect an environment of decreased access to financial markets and increased volatility in foreign exchange rates and crude oil prices. The changes to Petrobras’ Strategic Plan, particularly the decrease in overall budgeted capital expenditures, could affect Petrobras’ ability to achieve certain of its strategic goals, and in particular, could negatively impact its competitive position or ability to expand its operations.

Petrobras may not be able to obtain financing for all of its planned investments.

     The Brazilian government maintains control over Petrobras’ budget and establishes limits on its investments and long-term debt. As a state-controlled entity, Petrobras must submit its proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy and the Brazilian Congress for approval. Petrobras is endeavoring to obtain financing that does not require Brazilian government approval, such as structured financings, but there can be no assurance that it will succeed. As a result, Petrobras may not be free to make all the investments it envisions, including those it has agreed to make to expand and develop its crude oil and natural gas fields. If Petrobras is unable to make these investments, its future operating results and financial condition may be adversely affected. In addition, failure to make its planned investments in Brazil could hurt its competitive position in the Brazilian oil and gas sector, particularly as other companies enter the market.

Currency fluctuations could have a material adverse effect on Petrobras’ financial condition and results of operations, because most of Petrobras’ revenues are in Reais and a large portion of its liabilities are in foreign currencies.

     The principal market for Petrobras’ products is Brazil, and over the last three fiscal years over 86% of Petrobras’ revenues have been denominated in Reais. A substantial portion of Petrobras’ indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. Dollars and other foreign currencies. In addition, during the year ended December 31, 2002, Petrobras imported U.S.$5.2 billion of crude oil and oil products, the prices of which were all denominated in U.S. Dollars.

     As a result of downward pressure on the Real, on January 15, 1999, the Central Bank of Brazil allowed the Real to float freely. The Real depreciated 9.3% in 2000, 18.7% in 2001 and 52.3% in 2002 against the U.S. Dollar. As of June 13, 2003, the exchange rate of the Real to the U.S. Dollar was R$2.857 per U.S.$1.00, representing an appreciation of approximately 24.0% in 2003 year-to-date. There is no assurance that this trend will continue, and the Real may depreciate further in the future. Petrobras cannot predict the impact on its operations of any future substantial devaluation of the Real, which could adversely affect its operating cash flows and its ability to meet its foreign currency-denominated obligations. You should consider this risk in light of past devaluations of the Real caused by inflationary and other pressures.

Petrobras is exposed to increases in prevailing market interest rates.

     As of December 31, 2002, approximately 45% of Petrobras’ total indebtedness consisted of floating rate debt. Although Petrobras is changing its risk management practices, it has not yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. Accordingly, if market interest rates (principally LIBOR) rise, Petrobras’ financing expenses will increase.

In the aftermath of the U.S. military action in Iraq there may be changes to the international oil markets, some of which could have an adverse effect on Petrobras.

     Following the U.S. military action in Iraq, the United Nations eliminated sanctions that had limited Iraq’s ability to participate in the international oil markets. As a result, it is expected that, in the future Iraq will substantially increase its production and export sales of crude oil and oil products. Given the uncertainty surrounding the circumstances under which Iraq’s oil industry will be managed over the next few years, it is impossible to predict the economic or political goals which the United States government or any other party controlling such industry will seek to achieve. The changes to the international oil markets that could result from Iraq’s re-entry into such markets could have a material adverse effect on Petrobras’ financial condition and results of operations.

Petrobras’ ability to obtain affordable insurance coverage may be adversely affected by changes in the insurance markets, its recent history of claims under its insurance policies and changes in the insurance markets following the September 11, 2001 terrorist attacks.

     The insurance premiums charged for some or all of the coverage historically maintained by Petrobras and its subsidiaries has increased significantly in the past as a result of changes in the insurance markets and claims under Petrobras’ insurance policies. Following the March 15, 2001 explosion that sank Platform P-36, Petrobras’ insurance costs increased substantially, from U.S.$36.0 million in 2001 to U.S.$46.4 million in 2002. For 2003, these costs have decreased to U.S.$30.5 million. Petrobras’ insurance costs may increase, or coverage may be unavailable, in the future. The premiums for war risk and terrorism insurance have also increased substantially in the past, and in some cases, such insurance is not available. Following the September 11, 2001 terrorist attacks, insurance underwriters have issued general notices of cancellations to their customers for war risk and terrorism insurance in respect of a wide variety of insurance coverage, including, but not limited to, liability coverage. Petrobras does not know whether underwriters will offer to reinstate some or all of these types of coverage and, if reinstatement is offered, the extent to which premiums may be increased. The failure to obtain insurance against risks inherent in our business may expose Petrobras to catastrophic losses that may materially affect its results of operations.

Petrobras may not achieve the anticipated timing, efficiencies and benefits of integrating Perez Companc into its business.

     On October 17, 2002, Petrobras agreed to acquire 58.62% of the capital stock of Perez Companc S.A. (“Perez Companc”), the second largest Argentine energy company, from the Perez Companc family and the Perez Companc Foundation for approximately U.S.$1.03 billion. The completion of the Perez Companc acquisition was contingent upon antitrust approval from the Argentine government’s Comisión Nacional de Defensa de la Competencia (the “National Council for the Defense of Competition” or the “CNDC”). The CNDC approved the transaction on May 13, 2003. Upon approval of the transaction, Perez Companc agreed to divest itself of its equity interest in Transener S.A., which operates most of Argentina’s high-tension electricity lines. This divestiture is in line with Perez Companc’s strategic plan and does not affect Petrobras’ strategic plan in Latin America.

     It is possible that Petrobras may not achieve the anticipated timing, efficiencies and benefits of integrating Perez Companc into its business. Differing corporate cultures, legal and regulatory environments, personalities, languages and other factors may pose challenges to the success of the acquisition. Failure to achieve the anticipated timing, efficiencies and benefits of integrating Perez Companc into its business may negatively impact Petrobras and its ability to implement its strategic objectives in South America.

Perez Companc is subject to substantial risks relating to its business and operations in Argentina and other South American countries.

     Perez Companc is an Argentine sociedad anonima with approximately 59.6% of its total crude oil and natural gas production and 45.6% of its proved crude oil and natural gas reserves located in Argentina at December 31, 2002. As a result, Perez Companc’s financial condition and results of operation may be adversely affected by Argentine political instability, fluctuations in the Argentine economy and governmental actions concerning the economy, including:

•	the imposition of exchange controls, which could restrict the flow of capital out of Argentina and make it more difficult for Perez Companc to service its non-Peso denominated debt;

•	the imposition of restrictions on the export of crude oil and oil products, which could decrease Perez Companc’s U.S. Dollar cash receipts;

•	the devaluation of the Argentine Peso, which could lead to significant losses in Perez Companc’s net foreign currency position and, therefore, restrict its ability to make payment on its foreign-currency denominated debt;

•	increases in export tax rates for crude oil and oil products, which could lead to a reduction in Perez Companc’s export margins and cash flows; and

•	other measures enacted by the Argentine government to address Argentina’s economic crisis, including the pesification of utility rates, which combined with the devaluation of the Argentine Peso, resulted in payment defaults by three of Perez Companc’s affiliated utility companies, TGS, CIESA (the parent of TGS) and Transener, and which could lead to defaults by other affiliated utility companies.

     Perez Companc is also active in Venezuela, Ecuador, Bolivia, Peru and Brazil. Production from Venezuela accounted for approximately 28.7% of Perez Companc’s total average production in barrels of oil equivalent in 2002, constituting the largest operation outside Argentina. Accordingly, Perez Companc’s operations may be negatively affected by:

•	the continuing political and economic instability in Venezuela, particularly the labor strikes and other forms of political protest directed against the Hugo Chavez administration;

•	any decisions by the Organization of Petroleum Exporting Countries (“OPEC”) to decrease production volumes, as Venezuela is a member of OPEC; and

•	any decision by the Venezuelan government to modify the terms and conditions of Perez Companc’s operating agreements in Venezuela.

     If one or more of the risks described above were to materialize, Petrobras may not be able to realize the benefits that it currently intends to realize from the Perez Companc acquisition, and that development might negatively impact it and its ability to implement its strategic objectives in South America.

Risks Relating to the Relationship between Petrobras and the Brazilian Government

The interests of the Brazilian government, as Petrobras’ controlling shareholder, may conflict with the interests of our other shareholders and creditors.

     The Brazilian government, as Petrobras’ controlling shareholder, has pursued, and could continue to pursue, certain of its macroeconomic and social objectives through Petrobras. These initiatives have not always been in Petrobras’ best interests or the best interests of its other shareholders and creditors. Brazilian law requires the Brazilian government to own a majority of Petrobras’ voting stock, and so long as it does, the Brazilian government will have the power to elect a majority of the members of Petrobras’ board of directors and, through them, a majority of the executive officers who are responsible for Petrobras’ day-to-day management. As a result, Petrobras may engage in activities that give preference to the Brazilian government’s agenda rather than to its own economic and business objectives. In particular, Petrobras continues to assist the Brazilian government to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, Petrobras may continue to make investments, incur costs and engage in sales on terms that are not necessarily in its best interests or in the best interests of its shareholders and creditors.

     Luiz Inácio Lula da Silva was elected President of Brazil in October 2002 and took office on January 1, 2003. As a result, there have been significant changes in Petrobras’ board of directors and senior management in recent months. The reconstituted board of directors and new senior management may pursue a strategy or conduct operations in a manner that diverges significantly from the strategy and operations pursued by Petrobras’ previous management. Changes in government or government policy could have a material adverse effect on Petrobras and its business, results of operations, financial condition or prospects.

If the Brazilian government reinstates controls over the prices Petrobras can charge for crude oil and oil products, such price controls could affect Petrobras’ financial condition and results of operations.

     In the past, the Brazilian government set prices for crude oil and oil products in Brazil, often below prevailing prices on the world oil markets. These prices involved elements of cross-subsidy among different oil products sold in various regions in Brazil. The cumulative impact of this price regulation system on Petrobras is recorded as an asset on Petrobras’ balance sheet under the line item “Petroleum and Alcohol Account—Receivable from the Brazilian government.” The balance of the account at December 31, 2002 was U.S.$182 million. Effective January 2, 2002, all price controls for crude oil and oil products ended, and while no price controls were imposed in 2002, the Brazilian government could decide to reinstate price controls in the future as a result of market instability or other conditions. If this were to occur, Petrobras’ financial condition and results of operations could be adversely affected.

Brazilian political and economic conditions may have a material adverse effect on Petrobras.

     The Brazilian economy has been characterized by significant involvement by the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and other economic policies have often involved wage and price controls, modifications to the Central Bank’s base interest rates, and other measures, such as the freezing of bank accounts, which occurred in 1990.

     The Brazilian government’s economic policies may have important effects on Brazilian corporations and other entities, including Petrobras, and on market conditions and prices of Brazilian securities. Petrobras’ financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

     In addition, Petrobras cannot predict the effect that the policies of the new Brazilian administration may have on Brazilian economic conditions or on Petrobras’ financial condition and results of operations.

The current Argentine economic, political and social crisis could adversely affect the financial condition and results of operation of Perez Companc and Petrobras’ other Argentine operations.

     Since 1999, the Argentine economy has been in a recession marked by reduced levels of consumption and investment, increased unemployment, declining gross domestic product and capital flight.

     On December 20, 2001, President Fernando de la Rúa resigned, and since then, Argentina has had several presidents, including President Eduardo Duhalde, who held office from January 2002 to May 2003. During his term, President Duhalde and his government underook a number of far-reaching initiatives, including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt;

•	amending Argentina’s Convertibility Law to allow the exchange rate of the Argentine Peso to float, breaking the Peso’s decade-old one-to-one relationship to the U.S. Dollar, and resulting in a 66.4% decline in the value of the Peso against the U.S. Dollar from January 7, 2002 to March 31, 2003;

•	converting certain U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of 1.4 Argentine Pesos per U.S.$1.00;

•	restructuring bank deposits and maintaining restrictions on bank withdrawals;

•	enacting an amendment to the Argentine Central Bank’s charter to (i) allow it to print currency in excess of the amount of the foreign reserves it holds, (ii) make short-term advances to the Argentine federal government and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions; and

•	requiring the deposit into the banking system of foreign currency earned from exports, subject to certain exceptions.

     The rapid and radical nature of recent changes in the Argentine social, political, economic and legal environment created an atmosphere of great uncertainty in the banking system. As a result, commercial and financial activities were virtually paralyzed during 2002, further aggravating the economic recession which precipitated the current crisis. Moreover, due to the depth of the social and political crisis that affected Argentina in 2002, Argentina continues to face risks, including: (i) civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes, (ii) expropriation, nationalization and forced renegotiation or modification of existing contracts and (iii) changes in taxation policies, including royalty and tax increases and retroactive tax claims.

     On May 25, 2003, a new president, Néstor Kirchner, took office. There is uncertainty as to the nature and scope of the measures to be adopted by Mr. Kirchner’s government to address many of the country’s unresolved economic problems, including the renegotiation of its external debt. Petrobras cannot predict the policies the new Kirchner administration may adopt or the effect that those policies could have on Argentine economic conditions and our investments in Argentina.

     Petrobras has acquired a majority interest in several entities with operations in Argentina, including Perez Companc. The financial condition and results of operation of Perez Companc and other acquisitions may be adversely affected by Argentine political instability, fluctuations in the Argentine economy and governmental actions concerning the economy, which could result in Petrobras’ failure to realize the benefits it currently expects to realize from those acquisitions.

Historical Brazilian government control of Petrobras’ sales prices and regulation of its operating revenues mean that Petrobras’ results of operations cannot be easily compared from year to year.

     One of the tools available to the Brazilian government to control inflation and pursue other economic and social objectives has been the regulation of oil product prices. The method by which the Brazilian government has controlled Petrobras’ prices has varied from year to year. Until December 31, 2001, the Brazilian government regulated the prices at which Petrobras was permitted to sell its oil products. The Brazilian government also established freight subsidies to ensure uniform oil product prices throughout Brazil, but these subsidies have since been phased out. Beginning in July 1998, and until the institution of price deregulation on January 2, 2002, the Brazilian government established a new methodology for calculating Petrobras’ net operating revenues.

     Because of this government price control and the change in methodology:

•	the various line items in Petrobras’ financial statements are not necessarily comparable from period to period; and

•	Petrobras’ results of operations reflect not only its consolidated operations, but also the results of economic activity undertaken on behalf of the Brazilian government.

     Additionally, from time to time, the Brazilian government may impose specific taxes or other special payment obligations on Petrobras’ operations that may affect its results of operations.

Petrobras does not own any of the crude oil and natural gas reserves in Brazil.

     A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income. As a result, many oil and gas companies own crude oil and natural gas reserves. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Petrobras possesses the exclusive right to develop its reserves pursuant to concession agreements awarded to it by the Brazilian government, but if the Brazilian government were to restrict or prevent Petrobras from exploiting these crude oil and natural gas reserves, its ability to generate income would be adversely affected.

The Brazilian government is no longer contingently liable for Petrobras’ liabilities in the event of its insolvency.

     On March 1, 2002, an amended Brazilian corporate law became effective. Among other changes, the amended law provides for the termination of the contingent liability of the Brazilian government for the liabilities and obligations of mixed capital companies, such as Petrobras and, as a consequence, for the termination of mixed capital companies’ immunity from bankruptcy legal proceedings. Accordingly, the Brazilian government will not be contingently liable, as it was in the past, for any of Petrobras’ obligations incurred after the enactment of this law.

Risks Relating to Brazil

The Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Petrobras’ principal market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with recent governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have decreased from 2,489.1% in 1993 to 929.3% in 1994, to 8.4% in 1999 and to 5.3% in 2000. The same index increased to 9.4% during 2001 and to 14.7% in 2002.

     Brazil may experience high levels of inflation in the future. The lower levels of inflation experienced since 1994 may not continue. Future governmental actions, including actions to adjust the value of the Real, could trigger increases in inflation.

     Over the last three fiscal years, approximately 86% of Petrobras’ revenues have been denominated in Reais, although prices for crude oil and oil products have been based on international prices. A substantial portion of Petrobras’ indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to the U.S. Dollar and other foreign currencies. In addition, during the year ended December 31, 2002, Petrobras imported approximately U.S.$5.2 billion of crude oil and oil products, the prices of which were all denominated in U.S. Dollars.

     As a result of inflationary pressures, the Real and its predecessor currencies have been devalued periodically during the last four decades. Through this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the Real and the U.S. Dollar and other currencies. For example, the Real declined in value against the U.S. Dollar by 9.3% in 2000, 18.7% in 2001 and 52.3% in 2002.

     Devaluation of the Real relative to the U.S. Dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the Real against the U.S. Dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures by the Brazilian government aimed at stabilizing the Real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil. Future devaluation of the Real could adversely affect our results of operations and financial condition.

The current crisis in Argentina could adversely affect the Brazilian economy, adversely affecting Petrobras’ ability to finance its operations and Petrobras’ investments in Argentina.

     In the past, the Brazilian economy and the securities of Brazilian companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as by investors’ responses to those conditions.

     Any further deterioration of the Argentine economy and further devaluation of the Argentine Peso could adversely affect the Brazilian economy, as Argentina is one of Brazil’s principal trading partners, accounting for 26% of Brazil’s exports in 2002. Adverse developments in the Brazilian economy could, in turn, negatively impact Petrobras’ business and results of operations.

Item 4. Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

     We were established on September 24, 1997 as a wholly-owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly-owned subsidiary of Petrobras Internacional S.A. (Braspetro), which has since been absorbed by Petrobras. We were initially incorporated under the name Brasoil Finance Company, which was changed by special resolution of our shareholders to Petrobras International Finance Company on September 25, 1997. On January 14, 2000, the board of directors of Braspetro and Petrobras approved the transfer of 100% of our voting shares from Brasoil to Petrobras. Since April 1, 2000, we have operated as a wholly-owned subsidiary of Petrobras.

     We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. Our registered office is located at Anderson Square Building, P.O. Box 714, George Town, Grand Cayman, Cayman Islands, and our telephone number is 55-21-2534-1410.

BUSINESS OVERVIEW

     We were incorporated in order to facilitate and finance the import of crude oil and oil products by Petrobras into Brazil. Accordingly, our primary function is to act as an intermediary between third-party oil suppliers and Petrobras by engaging in crude oil and oil product purchases from international suppliers and reselling crude oil and oil products in U.S. dollars to Petrobras on a deferred payment basis, at a price which represents a premium to compensate us for our financing costs. We are generally able to obtain credit to finance purchases on the same terms granted to Petrobras, and we buy crude oil and oil products at the same price that suppliers would charge Petrobras directly.

     As part of Petrobras’ strategy to expand its international operations and facilitate its access to international capital markets, we engage in borrowings in international capital markets supported by Petrobras, primarily through standby purchase agreements.

     In addition, we also engage in a number of activities that are conducted by three wholly-owned subsidiaries incorporated in 2001:

•	Petrobras Netherlands B.V., or PNBV, a Dutch company, incorporated to engage in leasing activities of primarily offshore exploration and production of crude oil and natural gas equipment to be used by Petrobras, while taking advantage of the import and export tax benefits provided by the Netherlands and Brazil. As part of Petrobras’ restructuring of its international business segment, PNBV became a wholly-owned subsidiary of Petrobras, effective as of January, 2003;

•	Petrobras Europe Ltd., or PEL, a U.K. company, intended to act as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and North Africa; and

•	Petrobras Finance Limited, or PFL, a Cayman Islands company, incorporated with the purpose of facilitating an export receivables securitization program linked to the resale of fuel oil and bunker fuel bought from Petrobras.

     In January 2003, we received Bear Insurance Company Ltd. – BEAR from Brasoil. BEAR is a captive insurance company incorporated in Bermuda.

Our Principal Commercial Activities

     Our principal activity is the purchase of crude oil and oil products for resale to Petrobras and, to a limited extent, third parties. We acquire the crude oil and oil products either through purchases on the spot market or long-term supply contracts. Our crude oil and oil product purchase obligations are, in most instances, guaranteed by Petrobras. We sell the products to Petrobras at our purchase price, plus a premium, which until December 31, 2002 was determined by a formula based on LIBOR to compensate us for our financing costs. In 2003, the interest component of this formula was modified to a formula based on a rate which more fully passes on our average costs of capital to Petrobras.

     In addition, we finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets.

     The following chart illustrates how we act as the intermediary between international crude oil suppliers and Petrobras.

     We purchase crude oil and oil products from international oil suppliers on a free-on-board (F.O.B.) basis under standard terms that traditionally require payment within 30 days from the bill of lading. Petrobras buys crude oil and oil products from us under terms that allow for payment up to 270 days from the date of the bill of lading. Petrobras would typically be unable to meet the 30-day payment term imposed by international suppliers because of the complexity of producing a full set of documents for a single bill of lading when, for example, the shipment to which that bill of lading relates must be delivered to different parts of Brazil and different sets of documents must be delivered with respect to each delivery point. Depending on the unloading ports’ locations, this process may be completed up to 120 days from the vessel’s departure. We can pay the international supplier on time without having to produce these different sets of documents. To cover our financing costs, we include a LIBOR-based premium when we sell crude oil and oil products to Petrobras.

Our Principal Suppliers

     Our eight principal suppliers represented 65.7% of our total imports as of December 31, 2002, as compared to 69.1% of our total imports as of December 31, 2001 and 70.3% of our total imports as of December 31, 2000. The chart below sets forth information with respect to our principal suppliers for the years ended December 31, 2002, 2001 and 2000.

OUR PRINCIPAL SUPPLIERS(1)

		Year Ended		Year Ended		Year Ended
		December 31, 2002		December 31, 2001		December 31, 2000

		Imports	% of	Imports	% of	Imports	% of
	Country of	(in millions of	Total	(in millions of	Total	(in millions of	Total
Supplier	Headquarters	U.S dollars)	Imports	U.S. dollars)	Imports	U.S. dollars)	Imports

Petrobras America, Inc.	United States	$947.1	18.3%	$1,320.8	21.2%	$1,254.6	15.9%
Sonatrach Group	Algeria	604.0	11.7	970.8	15.6	1,473.6	18.6
Saudi Aramco	Saudi Arabia	534.1	10.3	587.3	9.4	890.7	11.3
PDVSA Petróleo	Venezuela	413.6	8.0	515.9	8.2	1,072.9	13.6
Shell	England	279.5	5.4	—	—	—	—
Sinochem	England	240.9	4.7	—	—	—	—
Reliance	India	217.7	4.2	224.2	3.6	—	—
Mega	Argentina	158.1	3.1	—	—	—	—
AGIP	Italy	—	—	318.3	5.1	—	—
Ryttsa (Repsol-YPF)	Argentina	—	—	248.8	4.0	350.8	4.4
Chevron San Jorge	Argentina	—	—	126.5	2.0	303.7	3.8
Somo	Iraq	—	—	—	—	211.3	2.7

Total		$3,395.0	65.7%	$4,312.6	69.1%	$5,557.6	70.3%

(1)	Excluding suppliers to our subsidiaries

Our Principal Customers

     In 2002, Petrobras conducted 99.9% of its crude oil and oil products import activities through us in order to give it the flexibility it needs to meet various delivery and funding requirements. During the year ended December 31, 2002, we sold crude oil and oil products with a total value of U.S.$5,191.1 million. During the year ended December 31, 2001, we sold crude oil and oil products with a total value of U.S.$6,250.0 million and during the year ended December 3, 2000, we sold crude oil and oil products with a total value of U.S.$7,937.0 million.

     Our sales of crude oil and oil products to Petrobras and the Alberto Pasqualini refinery (“Refap,” which is 70% owned by Petrobras) represented U.S.$4,884.7 million (94.1%) of our total sales in the year ended December 31, 2002 and U.S.$5,842.0 million (93.5%) of our total sales in the year ended December 31, 2001. Our sales of crude oil and oil products to third parties and other related parties (excluding Petrobras and Refap) totaled U.S.$306.4 million during the year ended December 31, 2002, U.S.$407.6 million during the year ended December 31, 2001 and U.S.$646.7 million during the year ended December 31, 2000. Our nine principal clients, excluding Petrobras and Refap, represented 80.5% of our sales to third parties and related parties as of December 31, 2002, 68.0% of our sales to third parties and related parties as of December 31, 2001 and 71.6% of our sales to third parties and related parties as of December 31, 2000.

THIRD PARTY AND RELATED PARTY SALES(1)

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2002		2001		2000

		% of Total		% of Total		% of Total
	Sales	Sales	Sales	Sales	Sales	Sales

	(in millions		(in millions		(in millions
	of U.S.		of U.S.		of U.S.
	dollars)		dollars)		dollars)
PAI	$104.3	34.0%	$6.3	1.6%	$283.0	43.8
BP	28.8	9.4	30.5	7.5	15.5	2.4
Gases y Graneles	24.6	8.0	—	—	—	—
Ancap	19.2	6.3	—	—	—	—
Vitol	16.4	5.4	—	—	—	—
EG3	14.6	4.8	—	—	—	—
Ferrel	14.0	4.5	20.5	5.3	—	—
Ipiranga	12.5	4.1	60.5	14.8	—	—
Gazocean	12.2	4.0	—	—	—	—
Glencore	—	—	56.4	13.8	—	—
Cargill	—	—	39.0	9.6	16.4	2.5
Contigroup	—	—	25.7	6.3	23.9	3.7
Trafigura	—	—	22.5	5.5	—	—
Hin Leong	—	—	14.8	3.6	67.4	10.4
Gontichen	—	—	—	—	56.6	8.8

Total	$246.6	80.5%	$276.2	68.0%	$462.8	71.6%

(1)	Excludes Petrobras and Refap, as we do not generate profits from sales to Petrobras and Refap. For each year, includes only our nine principal clients during that year.

Petrobras Netherlands B.V. (PNBV)

     As part of Petrobras’s restructuring of its international business segment, in January 2003 we transferred our subsidiary, PNBV, to Petrobras. PNBV became a wholly-owned subsidiary of Petrobras, and, therefore, leasing activities are no longer included in our results of operations (see note 10 to our audited consolidated financial statements for the year ended December 31, 2002).

     We established PNBV in May 2001 as a wholly-owned subsidiary incorporated in the Netherlands, to engage in leasing activities of primarily offshore equipment and vessels for the exploration and production of crude oil and natural gas, which we lease or freight to Petrobras for its use in Brazil. PNBV was created in order to capture tax benefits and segregate our leasing activities from our imports of crude oil and oil products.

     By purchasing exploration and production equipment through PNBV, we enabled Petrobras to benefit from Brazil’s Special Customs System (Regime Aduaneiro Especial), or Repetro. Repetro is a tax benefit program that grants exemptions from some Brazilian taxes on the imports and exports of certain goods engaged in exploration and development activities (upstream activities) in the crude oil and natural gas industries.

     With respect to goods manufactured within Brazil, we, as a foreign entity acting alone or through PNBV, would purchase goods from a Brazilian supplier and benefit from the tax exemptions provided by the Repetro laws that seek to provide incentives for Brazilian industrial exports related to exploration and development activities. In the case of goods manufactured abroad, we would import these goods and lease or freight them to Petrobras, thereby capturing the tax exemption benefits the Repetro law provides for imported goods, so long as such goods are used in Brazilian exploration and production activities and remain in Brazil on a temporary basis. In order to take advantage of Repetro, the use of the goods, produced either domestically or abroad, must ultimately be related to the offshore exploration and production of crude oil and natural gas, and the items must remain within Brazilian territory. As a practical matter, the period during which the goods may remain in Brazil under the Repetro laws typically exceeds the period during which their value depreciates to zero for tax purposes.

     We entered into capital lease transactions for equipment and production platforms and acquired other materials and equipment totaling U.S.$1,015.9 million in the year ended December 31, 2002 to be leased to Petrobras under the Repetro regime.

Petrobras Europe LTD. (PEL)

     In May 2001, we established PEL, a wholly-owned subsidiary incorporated and based in the United Kingdom, to consolidate Petrobras’ trade and finance activities in Europe, the Middle East, the Far East and North Africa. These activities consist of advising on, and negotiating the terms and conditions for, crude oil and oil products supplied to us and Petrobras, as well as marketing Brazilian crude oil and crude oil products exported to the geographic areas in which PEL operates. PEL plays an advisory role in connection with these activities and undertakes no direct or additional commercial or financial risk. PEL provides these advisory and marketing services as an independent contractor, pursuant to a services agreement between PEL and Petrobras. In exchange, Petrobras compensates PEL for all costs incurred in connection with these activities, plus a margin.

Petrobras Finance Limited (PFL)

     In December 2001, we established PFL, a wholly-owned subsidiary incorporated and registered in the Cayman Islands, to facilitate an export receivables asset securitization program established by Petrobras. PFL primarily purchases bunker fuel and fuel oil and limited amounts of crude oil and gasoline from Petrobras and sells the products in the international market.

Bear Insurance Company LTD. (BEAR)

     In January 2003, we received BEAR from Brasoil. This transaction took place as part of the restructuring of Petrobras’ international business segment. Bear currently serves as an intermediary for Petrobras, advising on, and negotiating the terms and conditions of, certain of Petrobras’ insurance policies.

Export Receivables Asset Securitization Program

     Petrobras sells and delivers bunker fuel and fuel oil and, subject to certain conditions, other oil products (collectively, the “Eligible Products”) to PFL under two principal agreements: the Master Export Contract and the Prepayment Agreement. The PF Export Receivables Master Trust (the “Trust”) was formed under the laws of the Cayman Islands to provide PFL with the funding necessary to purchase Eligible Products from Petrobras and resell these products through the arrangements described below.

     On December 21, 2001, the Trust issued to PFL U.S.$750 million of Senior Trust Certificates in four series (collectively, the “Series 2001 Senior Trust Certificates”) and U.S.$150 million of Junior Trust Certificates (the “Series 2001 Junior Trust Certificates,” and together with the Series 2001 Senior Trust Certificates, the “Series 2001 Trust Certificates”). PFL in turn offered the Series 2001 Senior Trust Certificates in four series (series A-1, A-2, B and C) to certain certificate holders.

     On May 21, 2003, the Trust issued to PFL U.S.$550 million of Senior Trust Certificates (the “Series 2003-A Senior Trust Certificates”), maturing on June 1, 2015. On the same date, the Trust issued U.S.$200 million of Senior Trust Certificates (the “Series 2003-B Senior Trust Certificates” ), maturing on June 1, 2013. The Series 2003-A Senior Trust Certificates, along with the Series 2003-B Senior Trust Certificates and the Series 2001 Senior Trust Certificates, represent senior undivided beneficial interests in the property of the Trust (other than certain charitable property held by the Trust).

     On the same date, the Trust also issued to PFL U.S.$110 million in Series 2003-A Junior Trust Certificates and U.S.$40 million in Series 2003-B Junior Trust Certificates (collectively, the “Series 2003 Junior Trust Certificates, and together with the Series 2003-A Senior Trust Certificates and the Series 2003-B Senior Trust Certificates, the “Series 2003 Trust Certificates”). The Series 2003 Junior Trust Certificates represent, together with the 2001 Junior Trust Certificates, junior subordinated undivided beneficial interests in the property of the Trust (other than the charitable property).

     PFL agreed to transfer to the Trustee, in return for the Series 2001 Senior Trust Certificates and Series 2001 Junior Trust Certificates, the right to a specified amount of receivables to be generated from PFL’s sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid in respect of the Series 2001 Senior Trust Certificates and the Series 2001 Junior Trust Certificates. PFL also agreed to transfer to the Trustee, in return for the Series 2003 Senior Trust Certificates and Series 2003 Junior Trust Certificates, the right to an additional specified amount of receivables to be generated from PFL’s sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid in respect of the Series 2003 Senior Trust Certificates and the Series 2003 Junior Trust Certificates.

     The value of receivables scheduled to be designated for sale in any quarterly period represents a portion, but not all, of the receivables expected to be generated from the sale of Eligible Products by PFL in such period. The remainder of such receivables remain the property of PFL.

     The timely payment of interest on, and scheduled principal of, each series of the Series 2001 Senior Trust Certificates is unconditionally and irrevocably guaranteed under financial guaranty insurance policies issued by XL Capital Assurance Inc., MBIA Insurance Corporation or Ambac Assurance Corporation (collectively, the “Enhancers”). The timely payment of interest on, and scheduled principal of, the Series 2003-B Senior Trust Certificates is unconditionally and irrevocably guaranteed under a financial guaranty insurance policy issued by MBIA Insurance Corporation. The Series 2003-A Senior Trust Certificates do not have the benefit of any financial guaranty insurance policy.

     In addition to the Series 2001 Senior Trust Certificates and the Series 2003 Senior Trust Certificates currently outstanding, additional series of senior trust certificates (which may or may not benefit from a financial guaranty insurance policy) may be issued to PFL from time to time if Petrobras agrees to sell additional Eligible Products to PFL in an amount that is adequate to make all required payments under the additional series of senior trust certificates and certain other conditions are met.

Petrobras’ Bunker Fuel Business

     Bunker fuel is a common term for marine fuels that are burned in the boilers or engines of ships. Petrobras produces and exports two types of bunker fuel: intermediate fuel oil or marine fuel (for ships’ main engines and, occasionally, auxiliary engines) and marine diesel fuel and marine gas oil (for auxiliary engines and main engines of military vessels).

     Petrobras’ bunker fuel production in 2002 was 29,869 Mbbl (“Mbbl” stands for thousand barrels), compared to 27,468 Mbbl in 2001. Petrobras’ total bunker fuel production totaled 126,564 Mbbl for the period from January 1, 1998 to December 31, 2002. Petrobras exports approximately 92% of the bunker fuel it produces, with the exception of bunker fuel used by Petrobras’ fleet. Bunker fuel sold in Brazil by Petrobras to ships owned by non-Brazilian companies is considered an export under Brazilian regulations.

PETROBRAS’ ANNUAL BUNKER FUEL PRODUCTION

	2002	2001	2000	1999	1998

			(Mbbl)
Export	23,653	21,438	18,985	16,866	14,688
Domestic Consumption	1,620	1,533	1,476	2,047	1,677
Petrobras Fleet	4,596	4,497	4,113	4,623	4,752

Total	29,869	27,468	24,574	23,536	21,117

     Approximately 27% of Petrobras’ bunker fuel sales in 2002 were to shipping companies or ship owners, 40% to brokers who purchase fuel on behalf of shipping companies and the remaining 33% to traders. In 2002, Petrobras delivered bunker fuel to approximately 35% of the ships calling at Brazilian ports.

     Petrobras’ Bunker Fuel Buyers

     Total bunker fuel customers currently total approximately 300, with the top ten customers representing approximately 35% of Petrobras’ total sales in 2002. Petrobras has been increasing its sales to shipowners, either directly or through brokers. Sales to shipowners have increased from 64% of bunker fuel sales in 1998 to 67% in 2002.

     Competition

     As a result of the changes in Brazilian government regulation in 1995, the bunker fuel business is deregulated. However, Petrobras remains the only producer of bunker fuel in Brazil. Petrobras’ competition consists of other providers of bunker fuel in ports outside of Brazil.

Bunker Fuel Delinquencies

     The following table sets forth information concerning bunker fuel delinquencies and charge-offs for the five year period from 1998 to December 31, 2002:

PETROBRAS’ DELIQUENCY DATA

		Delinquencies(1)

	2002	2001	2000	1999	1998

Current	93.1%	94.0%	94.1%	97.4%	94.6%
More than 2 working days	5.01	4.07	5.47	2.47	5.02
More than 5 working days	0.93	1.44	0.41	0.00	0.38
More than 360 working days	0.91	0.36	0.26	0.00	0.00
Charge-offs	0.06	0.12	0.00	0.19	0.04

(1)	As a percentage of total year-end sales.

Petrobras’ Fuel Oil Business

     Fuel oil originates from residual fractions or distillation units at the refinery and from other processes such as deasphalting. Dilutents in the form of lighter cutter stocks are mixed into the residue pool to create the desired viscosity for different types of fuel oil.

     Major buyers of Petrobras’ fuel oil include utilities, refineries and traders. Fuel oil is used by industries and utilities to run machinery and generate electricity. Commercial buildings and homes employ fuel oil for heating purposes, and refineries use fuel oil for blending purposes.

     Fuel oil prices are a function of the supply, demand and price of crude oil. Price is also affected by the relationship of heavy fuel oil and lighter oil product prices to crude oil prices. Heavy fuel oil prices for Brazilian production are determined by New York Harbor prices net of freight and insurance. Other factors affecting fuel oil prices include sulfur content, season and other specifications, including viscosity and metal content.

     The following table sets forth a comparison between fuel oil prices at New York Harbor and Brazil on an F.O.B. basis for the years 1998 to 2002:

HISTORICAL AVERAGE FUEL OIL PRICES (1998-2002) PER Bbl

	New York Harbor 1%	Brazil (FOB) 0.5%	Brazil (FOB) 1%
	Sulfur	Sulfur	Sulfur

	(expressed in billions of barrels)
2002	$22.30	$22.01	$22.04
2001	20.56	20.24	17.45
2000	24.87	25.20	21.48
1999	15.29	15.16	13.56
1998	12.15	11.75	10.22

Source: PIRA Energy Group

     Fuel Oil Export Sales

     The following table sets forth Petrobras’ fuel oil export sales for the period 1998-2002:

FUEL OIL EXPORT SALES (1998-2002)

	2002	2001	2000	1999	1998

Millions of U.S.$	697.0	658.0	482.2	170.8	151.0
Millions of Barrels	30.8	31.5	20.1	14.9	13.1

     Petrobras’ Fuel Oil Buyers

     The market for Petrobras’ fuel oil is concentrated, with 20 to 30 participants representing approximately 80% of the market. The primary market for fuel oil produced by Petrobras is the U.S. East Coast, where sales are made by Petrobras Americas, Inc. (PAI), and Argentina, where sales are carried out by Petrobras.

     Competition

     Price, sulfur content and service are the bases of competition in the fuel oil market. The principal competitors of Petrobras in the fuel oil market are refineries in the Caribbean and the U.S. East Coast.

     Most of Petrobras’ and PAI’s sales are transacted on a spot basis. In addition, PAI has a multi-shipment fuel oil supply contract with the Puerto Rico Electric Power Authority (PREPA) and a six month contract with Florida Power and Light Company. PAI believes that the contract with PREPA will comprise approximately 25% of Petrobras’ fuel oil exports in 2003. These sales are based on market prices.

     Fuel Oil Delinquencies

     There have not been any charge-offs on receivables arising from the sale of fuel oil in the last four years, but price reductions have been granted to customers on occasion due to quality disputes or operational problems. Past due accounts are typically of short duration and are typically the result of operational problems or disputes with a customer.

ORGANIZATIONAL STRUCTURE

     Petrobras conducts its operations through its Brazilian and international subsidiaries. We are a wholly-owned subsidiary of Petrobras and we conduct certain of our operations through our three wholly-owned subsidiaries. For a description of our subsidiaries and their respective businesses, see “—Business Overview.”

PROPERTY PLANT AND EQUIPMENT

     We do not own or lease any materially important physical properties or fixed assets. The majority of the assets reflected in our consolidated financial statements for the year ended December 31, 2002 consisted of investments in direct-finance leases with Petrobras. These investments included contracts to lease various types of materials and equipment utilized for the exploration and production of crude oil and natural gas, including production and drilling platforms, oil tankers, supply boats and other types of ships. We would then lease these assets to Petrobras. We received lease payments for these assets, which were calculated to include the cost of capital and a fee for acting as Petrobras’ agent. As of December 31, 2002, we will no longer engage in leasing activities. See “– Business Overview – Petrobras Netherlands B.V. (PNBV).”

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2002 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2001 and the accompanying notes, which are included in our annual report on Form 20-F for the year ended December 31, 2001, but which are not presented in this annual report. The audited consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. In addition, as a subsidiary of Petrobras, we also prepare financial statements in accordance with Brazilian Corporate Law.

Overview

     We earn income from:

•	sales of crude oil and oil products to Petrobras;

•	limited sales of crude oil and oil products to third parties;

•	financial income derived from financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketable securities and other financial instruments; and

•	leasing income derived from financing leases entered into with Petrobras.

     Our operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness, securitization of receivables and inter-company loans from Petrobras; and

•	leasing expenses derived from financing leases entered into with third parties and Petrobras.

Purchases and Sales of Crude Oil and Oil Products

     We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period ranging up to 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. Financial income from sales to Petrobras was, until December 31, 2002, calculated according to a formula based on LIBOR, which was designed to reimburse us for estimated financing expenses we may incur in connection with these sales. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due. In January 2003, the interest component of the formula was modified to a formula based on a rate which more fully passes on our average costs of capital to Petrobras.

Results of Operations

     Results of operations for 2002 compared to 2001.

     Sales

     Our sales of crude oil and oil products (including sales of imported crude oil and oil products) and services remained relatively stable, increasing 2.1% from U.S.$6,260.5 million in 2001 to U.S.$6,390.2 million in 2002, primarily due to a slight increase in the average price of Brent crude oil from U.S.$24.42 per barrel in 2001 to U.S.$24.76 per barrel in 2002 and sales made by our subsidiary PFL in connection with Petrobras’ export receivables securitization program. This increase was partially offset by a reduction in the volume of oil products we sold to Petrobras as a result of the deregulation of the Brazilian market for oil products.

     Lease income

     Our lease income reflects interest income from direct financing leases of platforms and equipment and operating leases for vessels by us to Petrobras. In 2002, our lease income increased to U.S.$36.1 million from U.S.$10.7 million in 2001. This increase is mainly due to the fact that we derived revenue in 2001 exclusively from operating leases of vessels, while in 2002, we also derived revenue from direct financing leases of equipment and platforms that we acquired in 2002. See Note 6(b) to our audited consolidated financial statements.

     Cost of Sales

     Our cost of sales remained relatively stable, increasing 1.9% from U.S.$6,253.0 million in 2001 to U.S.$6,371.5 million in 2002, primarily due to a slight increase in the average price of Brent crude oil in 2002, as compared to 2001, and to sales made by our subsidiary PFL in connection with Petrobras’ exports receivables securitization program. This increase was partially offset by a reduction in the volume of oil products sold to Petrobras as a result of the deregulation of the Brazilian market for oil products.

     Lease Expense

     Our lease expense reflects interest expense from direct financing leases of platforms and equipment and operating leases for vessels. Our lease expense increased to U.S.$24.0 million in 2002 from U.S.$10.5 million in 2001. This increase was mainly due to the fact that we incurred lease expenses in 2001 exclusively from operating leases of vessels, while in 2002, we also incurred lease expense from direct financing leases of equipment and platforms. See Note 6(b) to our audited consolidated financial statements.

     General and Administrative Expenses

     Our general and administrative expenses consist primarily of fees for services. Our general and administrative expenses increased from U.S.$0.1 million in 2001 to U.S.$1.2 million in 2002, as a result of fees for financial, consulting and advisory services.

     Gross Profit

     Our gross profit reflects profits from our third-party sales of crude oil and oil products and services (since we record profits from sales of crude oil and oil products to Petrobras as financial income) and from our leasing transactions. Our gross profit increased from U.S.$7.6 million in 2001 to U.S.$29.6 million in 2002, due primarily to U.S.$12.1 million in profits generated by a leasing transaction for platforms, equipment and vessels with Petrobras, as well as, to a lesser extent, our ability to achieve more favorable terms on our third-party sales.

     Financial Income

     Our financial income increased 38.3% from U.S.$158.8 million in 2001 to U.S.$219.6 million in 2002, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period for receipt of payments related to sales of crude oil and oil products to Petrobras from 120 days to 270 days in the second quarter of 2002 and increases in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras. The increase in financial income was partially offset by a reduction in LIBOR, which was a component of the formula designed to reimburse us for financing expenses incurred, and a reduction in volume of sales of oil products to Petrobras.

     Financial Expense

     Financial expense increased 68.2% from U.S.$187.1 million in 2001 to U.S.$314.7 million in 2002, primarily due to the increase in the amount of our long-term indebtedness.

     Net Loss

     Net loss increased from U.S.$20.3 million in 2001 to U.S.$65.5 million in 2002.

Results of operations for 2001 compared to 2000.

     Sales

     Our sales of crude oil and oil products (including sales of imports of crude oil and oil products and sales of services) decreased 21.1% from U.S.$7,937.0 million in 2000 to U.S.$ 6,260.5 million in 2001, primarily due to a decrease in the average price of Brent crude oil from U.S.$28.50 per barrel during 2000 to U.S.$24.42 per barrel during 2001 and a reduction in the volume of crude oil and oil products imported by Petrobras resulting from an increase in Petrobras’ crude oil and oil products production in Brazil.

     Lease Income

     Our lease income for 2001 reflects interest income from operating leases of vessels by us to Petrobras. In 2001, our lease income was U.S.$10.7 million. Prior to 2001, we had no income from leases.

     Cost of Sales

     Costs of sales decreased 21.0% from U.S.$7,912.6 million in 2000 to U.S.$6,253.0 million in 2001, due primarily to a reduction in the volume of crude oil and oil products imported by Petrobras, resulting from an increase in Petrobras’ crude oil and oil products production in Brazil, as well as a decrease in the average price of Brent crude oil.

     Lease Expense

     Our lease expense for 2001 reflects interest expense from operating leases for vessels. In 2001, our lease expense was U.S.$10.5 million. Prior to 2001, we had no lease expense.

     General and Administrative Expenses

     Our general and administrative expenses were U.S.$0.1 million in 2001.

     Gross Profit

     Our gross profit decreased 71.0% from U.S.$24.4 million in 2000 to U.S.$7.6 million in 2001, due primarily to a decrease in sales to third parties, as a result of a decrease of imports of crude oil and oil products. Sales to third parties are typically conducted when we have imported crude oil and oil products that we no longer need because of decreased Brazilian demand or operational changes.

     Financial Income

     Our financial income decreased 28.3% from U.S.$221.6 million in 2000 to U.S.$158.8 million in 2001, primarily due to the reduction of LIBOR rates used in the formula designed to reimburse us for our financing expenses. This resulted in our financing costs not being fully reimbursed. See Item 4. “Information on Our Company—Business Overview—Our Principal Commercial Activities.”

     Financial Expense

     Financial expense decreased 14.8% from U.S.$219.7 million in 2000 to U.S.$187.1 million in 2001, primarily due to a reduction in the credit terms we extend to Petrobras from 180 days to 120 days and a decrease in crude oil prices, which together decreased our need for financing. The reduced financing costs resulting from this trend were offset by higher interest rates as a result of our replacement of a significant amount of short-term debt with long-term debt and the issuance of senior notes in the capital markets.

     Gains on Material and Equipment

     In 2001, we realized a gain on material and equipment of U.S.$0.4 million, mainly as a result of the sale of equipment by us to Catléia.

     Net Loss

     Net income decreased from U.S.$26.3 million in 2000 to a loss of U.S.$20.3 million in 2001.

Liquidity and Capital Resources

     We finance our oil trading activities through a combination of inter-company loans from Petrobras, commercial paper programs, lines of credit and the issuance of notes in the international capital markets. In our opinion, our working capital is sufficient for our present requirements.

Our Indebtedness

     As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. However, as a matter of policy, the issuance of any debt is recommended by either of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

     Our Short-Term Indebtedness

     Our short-term indebtedness is denominated in U.S. dollars and consists of commercial paper and lines of credit. At December 31, 2002, we had fully utilized all lines of credit for the purchase of crude oil and oil products. In 2002, we accessed U.S.$367.5 million in lines of credit, including the current portion of long-term debt, as compared to US$990.4 million accessed at December 31, 2001. The weighted average annual interest rate on these short-term borrowings was 3.4% at December 31, 2002, as compared to 2.8% at December 31, 2001.

     In April 2002, we renewed our commercial paper program in an amount of U.S.$335.0 million in order to finance our working capital requirements (at December 31, 2002, no commercial paper notes were outstanding under this program). In May 2003, we again renewed this program in an amount of U.S.$160.0 million. Our commercial paper program is rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. At December 31, 2002, we also had access to short-term capital through U.S.$380.6 million in irrevocable letters of credit supporting oil imports.

     Our loans payable to related parties (inter-company loans) increased from U.S.$334.6 million at December 31, 2001 to U.S.$3,688.2 million at December 31, 2002 due to our increased working capital needs resulting from an increase in the average time period for receipt of payments related to sales of crude oil and oil products to Petrobras, from 120 days to up to 270 days. Although our sales to Petrobras decreased in 2002, accounts receivable from Petrobras increased 87.2% from U.S.$2,584.9 million at December 31, 2001 to U.S.$4,838.3 million at December 31, 2002, as a result of the increased time periods for receipt of payment and an increase in inter-company loans from U.S.$283.0 million at

December 31, 2001 to U.S.$1,157.9 million at December 31, 2002, primarily as a result of inter-company loans we granted in connection with Petrobras’ purchase of a controlling interest in Perez Companc S.A.

     Our Long-Term Indebtedness

     At December 31, 2002, we had outstanding U.S.$460.3 million in long-term lines of credit due between 2003 and 2012 and U.S.$1,550 million in three series of long-term senior notes due between 2007 and 2011, U.S.$750 million in Senior Trust Certificates and U.S.$150 million in Junior Trust Certificates received by our subsidiary, PFL, in connection with Petrobras' asset securitization program. On October 17, 2002, we also issued U.S.$338.4 million in 4.75% Senior Exchangeable Notes due 2007 in connection with Petrobras’ purchase of Perez Companc S.A. In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%, which was renewed in the amount of U.S.$750.3 million in April 2003.

     Pursuant to Petrobras’ strategy to obtain a wider range of medium- and long-term financial instruments and to channel more of its financings through us, in March 2003, we issued U.S.$400 million of Global Step-Up Notes due 2008, using the net proceeds principally to finance the purchase of oil product imports and repay existing related-party debt and inter-company loans. These notes bear interest from March 31, 2003 at the rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% thereafter.

     In connection with Petrobras’ export receivables asset securization program, on May 21, 2003, PF Export Trust issued to us U.S.$550 million in 6.436% Senior Trust Certificates due 2015 and U.S. $200 million in 3.748% Senior Trust Certificates due 2013. PF Export Trust also issued to us U.S.$100 million in 6.436% Junior Trust Certificates due 2015 and U.S.$40 million in 3.478% Junior Trust Certificates due 2013.

     The following table shows the sources of our current and long-term debt at December 31, 2002 and December 31, 2001:

CURRENT AND LONG-TERM DEBT

	December 31, 2002		December 31, 2001

		(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$367.5	U.S.$460.3	U.S.$540.6	U.S.$385.0
Commercial paper	—	—	449.8	—
Senior notes	—	1,550.0	—	1,050.0
Securitization of Receivables	—	900.0	—	900.0
Senior exchangeable notes	—	338.4	—	—

	U.S.$367.5	U.S.$3,248.7	U.S.$990.4	U.S.$2,335.0

     The following table shows the sources of our capital markets debt outstanding at December 31, 2002:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount

(in millions of U.S. dollars)
9.125% Senior Notes due 2007(2)	U.S.$500
4.750% Senior Exchangeable Notes due 2007(3)	338
9.875% Senior Notes due 2008(2)	450
6.750% Senior Trust Certificates due 2010(4)	95
Floating Rate Senior Trust Certificates due 2010(4)	55
9.750% Senior Notes due 2011(2)	600
6.600% Senior Trust Certificates due 2011(4)	300
Floating Rate Senior Trust Certificates due 2013(4)	300

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ export receivables asset securitization program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)	Issued by us on October 17, 2002 in connection with Petrobras’ acquistion of Perez Companc S.A.
(4)	Issued in connection with Petrobras’ export receivables asset securitization program.

     Contractual obligations

     In the table below, we set forth our outstanding contractual obligations as of December 31, 2002, consisting of long-term debt including financial leases, and the period in which the contractual obligations come due.

	Payments Due

	Total	2003	2004	2005	2006	2007 and thereafter

	(millions of U.S. dollars)
Contractual obligations as of December 31, 2002: Long-term debt including financial leases	3,932,149	81,700	229,250	87,250	243,300	3,290,649

Critical Accounting Policies

     We believe that there are no critical accounting policies in connection with the preparation of our financial statements.

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

BOARD OF DIRECTORS

Name	Date of Birth	Position	Year of Appointment

Amir Guilherme Barbassa	May 19, 1947	Chairman	1999
Carlos Ney Martin de Andrade	April 29, 1950	Director	2001

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

     Daniel Lima de Oliveira. Mr. Lima de Oliveira became an executive officer of our company on April 19, 2000. He joined Petrobras in 1976 as a supply engineer in the Commercial Department. In 1982 he moved to the Financial Department where he worked in the short-term credit division and served as Assistant to the General Manager. From 1984 until 1988, he served as Financial Manager of the London office. Since 1998, he has served as a manager at Braspetro and a financial manager of the New York office. Since January 2002, he has been a director of Petrobras International—BRASPETRO and Braspetro Oil Services—BRASOIL.

     Mariângela Monteiro Tizatto. Ms. Tizatto became an executive officer of our company on April 4, 1998. She joined Petrobras in 1989 as an accountant in the Accounting Department. Since 1999, she has served as Petrobras’ General Manager for Accounting Operations. From 1990 to 1995, she was Manager of Petrobras’ Consolidated Accounting System, and from 1995 to 1999, she served as Manager of Petrobras’ Division of Corporate Accounting. Before joining Petrobras, Ms. Tizatto was Manager of

Auditing for Deloitte Touche Tohmatsu, where she worked for seven years. She was also a professor of advanced accounting at the Faculdade Moraes Junior in Rio de Janeiro (1990).

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

Compensation of Directors and Executive Officers

     Our directors and executive officers are paid by Petrobras in respect of their function as Petrobras employees, but they do not receive any additional compensation, pension or other benefits from us or Petrobras in respect of their functions as our directors and officers.

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

Employees

     With the exception of twelve employees of PEL, our personnel consists solely of Petrobras employees, and we rely on Petrobras to provide all administrative functions.

Share Ownership

     As of June 16, 2003, we had 50,000 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petrobras. In June 2001 and in December 2002, Petrobras upon receiving approval from its Board of Directors, converted a total of U.S.$120 million in accounts receivable from us into an advance for a capital increase.

Item 7. Major Shareholders and Related Party Transactions.

     We are a wholly-owned subsidiary of Petrobras. We have numerous transactions with Petrobras and other affiliated companies in the ordinary course of business, as our primary function is to purchase crude oil and oil products for sale to Petrobras.

     Transactions with related parties resulted in the following balances:

	December 31, 2002		December 31, 2001

	Assets	Liabilities	Assets	Liabilities

		(in millions of U.S. dollars)
Assets
Current
Accounts receivable	$4,838.3		$2,584.9
Notes receivable(1)	1,157.9		283.0
Marketable securities	51.9
Other	1.0
Other non current
Notes receivable	473.7
Export prepayment	750.0		750.0
Net investment in direct financing leases	832.3		208.0
Marketable securities	2.4
Other	3.3
Liabilities
Current
Trade accounts payable		292.0		288.1
Loans payable(1)		3,688.2		334.6
Unearned income		48.6		8.3

Total	$8,110.8	$4,028.8	$3,825.9	$631.0

Current	$6,049.1	$4,028.8	$2,867.9	$631.0

Long-term	$2,061.7		$958.0

(1)	Our notes receivable from and payable to Petrobras bear interest at LIBOR plus 3.0% per year.

     The principal transactions with related parties are as follows:

	Years ended December 31,

	2002		2001		2000

			(in millions of U.S. dollars)
	Income	Expense	Income	Expense	Income	Expense
Sales of crude oil and oil products and services
PETROBRAS	$4,208.2		$5,115.2		$7,290.3
REFAP S.A.	680.5		738.9
Petrobras America, Inc.—PAI	467.7		6.4		283.0
BR Distribuidora	4.5
EG3 S.A.	14.6
Cost of sales
PETROBRAS		(1,212.7)		(95.3)		(81.1)
Petrobras America, Inc.—PAI		(947.1)		(1,320.8)		(1,260.3)
Braspetro Oil Services Company—BRASOIL		(55.2)		(83.3)
Companhia MEGA S.A.		(158.1)		(148.7)
Fronape International Company		(34.2)		(10.5)
PEBIS		(1.7)
Lease income (expense)
PETROBRAS	22.9	(5.7)
Braspetro Oil Services Company—BRASOIL	13.1	(5.2)
Fronape International Company		(13.1)
Financial income
PETROBRAS	161.6		127.0		217.1
REFAP S.A.	8.2		14.4
Braspetro Oil Company—BOC	6.9		5.0		0.2
Braspetro Oil Services Company—BRASOIL	5.8		3.7
Fronape International Company	6.8		4.8
PIB.B.V	10.7		0.6
Marlim	2.0
Financial expense
PETROBRAS		(55.6)		(52.0)		(153.0)
Braspetro Oil Services Company—BRASOIL		(5.7)		(15.4)		(0.2)

Total	$5,613.5	$(2,494.3)	$6,016.0	$(1,726.0)	$7,790.7	$(1,494.6)

Item 8. Financial Information.

Consolidated Statements and Other Financial Information

     See Item 18. “Financial Statements.”

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

Item 9. The Offer and Listing.

     Our common stock is not listed.  Our Senior Notes are listed in the Luxembourg Stock Exchange.  Our Global-Step Up Notes have not been listed on any securities exchange.  Our other debt securities have not been listed on any other exchange.

Item 10. Additional Information.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following represents a summary of certain key provisions of our Memorandum and Articles of Association. The summary does not purport to be a summary of all of the provisions of our Memorandum and Articles of Association nor of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Register

     We are an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law (2002 Revision) with company registration number 76600. We registered and filed our Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997. We were initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of our shareholders to Petrobras International Finance Company on September 25, 1997. There has been no subsequent amendment to our Memorandum and Articles of Association.

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

TAXATION

     The following is a summary of principal Cayman Islands, Brazil and United States federal income tax considerations that may be relevant to the purchase, ownership, and disposition of our debt securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the Cayman Islands, Brazil and the United States.

     This summary is based on the tax laws of the Cayman Islands, Brazil and the United States as in effect on the date of this annual report, as well as regulations, rulings and decisions of the Cayman Islands, Brazil and the United States available on or before the date of this annual report and now in effect. All of these laws, regulations, rulings and decisions are subject to change, which could apply retroactively and cause statements in this summary to no longer be true. There is no reciprocal tax treaty between the Cayman Islands and the United States, the Cayman Islands and Brazil or Brazil and the United States.

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

Brazil Taxation

     The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a nonresident of Brazil. The discussion is based on the tax laws of Brazil as in effect on the date hereof and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE, REDEMPTION OR REPAYMENT OF THE NOTES OR COUPONS.

     Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil (“Nonresidents”) is taxed in Brazil only when income is derived from Brazilian sources. Therefore, any gains or income paid by us in respect of the notes issued by us in favor of Nonresident noteholders are not subject to Brazilian taxes.

     Interest (including OID), fees, commissions, expenses and any other income payable by a Brazilian resident to a Nonresident are generally subject to income tax withheld at source. As of January 1, 1996, the rate of withholding tax is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and another country. If the recipient of the payment is domiciled in a tax haven jurisdiction, as defined by Brazilian tax regulations, the rate will be 25%.

     If the payments with respect to the notes are made by a Brazilian source, the noteholders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to principal, interest (including the OID) and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a noteholder will retain an amount equal to the amounts that such noteholder would have retained had no such Brazilian taxes (plus interest and penalties thereon) been payable. The Brazilian obligor will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the holder receives the net amount due.

     Gains on the sale or other disposition of the notes made outside Brazil by a Nonresident, other than a branch or a subsidiary of Brazilian resident, to another Nonresident are not subject to Brazilian taxes. Gains made by a Brazilian Nonresident from the sale or other disposition of notes to a Brazilian resident, subject to certain assumptions and conditions, are not subject to Brazilian taxes.

     Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Nonresident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

U.S. Federal Income Taxation

     The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income tax purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income tax on a net income basis in respect of the notes. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date of this offering memorandum, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of United States federal income taxation which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt organizations, persons holding notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. Holders whose functional currency as defined in Section 985 of the Code is not the U.S. dollar. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of notes who purchase notes at the original issue price and hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF INVESTING IN THE NOTES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

U.S. Holders

     Payments of interest

     Payments of “qualified stated interest” (as defined below) on a note (including additional amounts, if any) will generally be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. In general, if the “issue price” of a note is less than the “stated redemption price at maturity” by more than a de minimis amount, such Note will be considered to have “original issue discount” (“OID”). The issue price of a note is the first price at which a substantial amount of such notes are sold to investors. The stated redemption price at maturity of a note generally includes all payments other than payments of qualified stated interest (as defined below).

     In general, each U.S. Holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income as ordinary interest income the sum of the “daily portions” of OID on the note for all days during the taxable year that the U.S. Holder owns the note. The daily portions of OID on a note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. In general, in the case of an initial holder, the amount of OID on a note allocable to each accrual period is determined by (a) multiplying the “adjusted issue price,” as defined below, of the note at the beginning of the accrual period by the yield to maturity of the note, and (b) subtracting from that product the amount of qualified stated interest allocable to that accrual period. U.S. Holders should be aware that they generally must include OID in gross income as ordinary interest income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income. The “adjusted issue price” of a note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a note at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices.

     Interest income, including OID, in respect of the notes will constitute foreign source income for United States federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive income” or, in the case of certain holders, “financial services income” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. The calculation of foreign tax credits, involves the application complex of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

     Sale or disposition of Notes

     A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. Holder’s tax basis in the note increased by any amounts included in gross income by such U.S. Holders as OID and reduced by any payments other than payments of qualified stated interest on that note. A U.S. Holder’s tax basis in the note will generally equal the U.S. Holder’s cost for the note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note will generally be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The gain or loss realized by a U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.

Non-U.S. Holder

     Subject to the discussion of “backup” withholding below, interest on the notes is currently exempt from United States federal income taxes, including withholding taxes, if paid to a Non-U.S. Holder (as defined below) unless the interest is effectively connected with the conduct by such holder of a United States trade or business. In addition, (i) subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized on the sale or exchange of a note, provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business and, in the case of a Non-U.S. Holder who is an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are met and (ii) the notes will be deemed to be situated outside the United States for purposes of the United States federal estate tax and will not be includible in the gross estate for purposes of such tax in the case of a non-resident of the United States who is not a citizen of the United States at the time of death.

     As used herein, a “Non-U.S. Holder” is a holder of the notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual.

Backup Withholding and Information Reporting

     A U.S. Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. While Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove entitlement to this exemption.

EXPORT RECEIVABLES ASSET SECURITIZATION PROGRAM

     In connection with Petrobras’ asset receivables asset securitization program, PFL has received senior and junior trust certificates in the aggregate amount of U.S.$1,800.0 million. See Item 4. “Information on the Company—Business Overview Export Receivables Asset Securitization Program.”

The Prepayment Agreement

     Pursuant to a prepayment agreement entered into by Petrobras and PFL, Petrobras undertook to deliver, for as long as any Senior Trust Certificates remain outstanding, in each quarterly period, a quantity of Eligible Products having a market value equal to any scheduled payments of interest on and principal of the Senior Trust Certificates.

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

     Petrobras also agrees that its average daily gross exports of fuel oil and bunker fuel for any rolling twelve-month period will be equal to at least 70,000 barrels of fuel oil and bunker fuel. Petrobras is not relieved of its obligations to deliver Eligible Products under the Master Export Contract, or the Prepayment Agreement, for any reason, including, without limitation, as a result of force majeure or on non-payment by PFL.

Risk of Loss

     Petrobras fulfills its delivery obligations to PFL by delivering the Eligible Products directly to buyers on behalf of PFL. Title and risk of loss remain with Petrobras until the Eligible Products are delivered to the buyers, at which time both title and risk of loss pass to PFL and simultaneously to the buyers.

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

Sales Agreements

     PFL sells Eligible Products purchased from Petrobras or its affiliates though the following agreements:

•	Offtake Contracts with Citibank, N.A, as Offtaker, pursuant to which PFL agreed to deliver and sell, and Citibank N.A. agreed to accept and purchase, during each quarterly delivery period, Eligible Products with a value equal to at least 1.1 times the amounts scheduled to be paid in respect of the Series 2001 Senior Trust Certificates on the payment date immediately following the end of such quarterly delivery period.

•	A Product Sale Agreement with PAI, which may purchase Eligible Products from time to time from PFL and sell them to buyers primarily in the United States and its territories; and

•	Sales to other purchasers of Eligible Products in the open market.

The Receivables Purchase Agreement

     Pursuant to a Receivables Purchase Agreement PFL sells to the Trustee the rights to a specified amount of designated receivables to be generated from the sale of Eligible Products by PFL. In exchange, the Trustee issued to PFL the Senior Trust Certificates. The rights to the purchased receivables acquired by the Trust on the closing date consists of:

•	Certain receivables to be generated by the sale of Eligible Products to the Offtaker, following an agreed schedule under the Offtake Contracts.

•	Certain additional receivables to be generated by the sale of Eligible Products to other buyers following an agreed schedule; and

•	If applicable, certain receivables in each quarterly period equal to any taxes incurred on payments in respect of outstanding Senior Trust Certificates, together with certain other amounts.

The Insurance and Reimbursement Agreements

     Each series of the Senior Trust Certificates features credit enhancement by means of a financial guaranty insurance policy. See Item 4. “Information on the Company — Business Overview — Export Receivables Asset Securization Program”

     The parties also entered into Insurance and Reimbursement Agreements pursuant to which, among other things, the Trustee has agreed to reimburse, with interest, MBIA, Ambac and XL Capital Assurance Inc., as applicable, for amounts paid pursuant to claims made under their respective financial guaranty insurance policies.

SENIOR NOTES

     We have issued three series of Senior Notes in the aggregate amount of U.S.$1,550.0 million. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operation—Liquidity and Capital Resources.” The terms of each of these series of Senior Notes, and the material agreements which set forth their terms, are substantially similar and are summarized below.

     Indentures

     Each series of Senior Notes was issued pursuant to an indenture between us, as the issuer, and The Bank of New York, as trustee. The terms of the indentures require us and our subsidiaries, among other things, to:

•	pay all amounts owed by us under the indenture and the notes when such amounts are due, and perform each of our other obligations under the various transaction documents entered into by it in connection with the issuance of the notes;

•	comply with all applicable laws and maintain all necessary governmental approvals;

•	pay all uncontested taxes;

•	preserve our existence and maintain our properties;

•	maintain adequate insurance;

•	maintain our books and records in accordance with U.S. GAAP;

•	maintain an office or agency in New York for the purpose of service of process;

•	ensure that the notes continue to be our senior obligations;

•	use proceeds from the issuance of the notes for specified purposes, namely the purchase of oil imports and the repayment of short-term indebtedness;

•	give notice to the trustee of any default or event of default under the indenture or certain currency control events in Brazil;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the noteholders’ rights under the relevant transaction documents;

•	maintain the required coverage amount;

•	provide certain information to noteholders required by Rule 144A; and

•	replace the trustee upon any resignation or removal thereof.

     In addition, the terms of the indenture restrict our ability and the ability of our subsidiaries, among other things, to:

•	undertake certain mergers, consolidations or similar transactions;

•	create certain liens on our assets or pledge our assets; and

•	enter into certain transactions with our affiliates.

     These covenants are subject to a number of terms, conditions and further qualifications.

     The indenture also contains certain events of default, consisting of the following:

•	failure to pay principal when due;

•	failure to pay interest within 30 days of any interest payment date;

•	inaccuracy of any representation or warranty made by us or Petrobras in any transaction document or in certain specified other certificates when made;

•	breach of a covenant or agreement in the indenture, the standby purchase agreement and other relevant transaction documents by us or Petrobras;

•	acceleration of or failure to make a payment on our indebtedness or the indebtedness of Petrobras or a material subsidiary of Petrobras that equals or exceeds a specified threshold;

•	a final judgment against us, Petrobras or a material subsidiary of Petrobras that equals or exceeds a specified threshold;

•	certain events of bankruptcy, liquidation or insolvency of us, Petrobras or any material subsidiary of Petrobras;

•	certain events relating to the unenforceability of the relevant transaction documents against us or Petrobras;

•	the cancellation, termination (other than as permitted in the indenture) or unenforceability of the letter of credit unless an equivalent letter of credit is promptly provided or an equivalent amount in U.S. dollars is promptly deposited in the reserve account;

•	Petrobras ceases to own at least 51% of our outstanding voting shares; and

•	we or Petrobras shall fail to comply with our obligations with respect to the required coverage amount.

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

     Registration Rights Agreement

     Pursuant to the registration rights agreement, we are obligated to consummate exchange offers to cause the Senior Notes to generally become freely transferable. We met this requirement with respect to the first two series of Senior Notes on December 19, 2001, and with respect to the third series of Senior Notes on April 7, 2003.

GLOBAL STEP-UP NOTES

     In 2003, we issued U.S.$400 million of global step-up Notes due 2008, which bear interest from March 31, 2003 at the rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% thereafter. We issued these notes pursuant to our and Petrobras’ U.S.$8 billion shelf registration statement on Form F-3, which was filed with the SEC on July 2, 2002. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operation—Liquidity and Capital Resources.”

     The terms of these notes are summarized below.

     Indenture

               We issued the Global Step-Up Notes pursuant to an indenture between us, as the issuer, and JP Morgan Chase Bank, as trustee, dated as of July 19, 2002, as supplemented by the first supplemental indenture dated as of March 31, 2003, among us, Petrobras and the trustee. When we refer to the indenture in this section, we are referring to the indenture as supplemented by the first supplemental indenture.

     The terms of the indenture require us, among other things, to

•	pay all amounts owed by us under the indenture and the notes when such amounts are due;

•	perform all other obligations under the indenture;

•	comply with all applicable laws;

•	maintain all necessary governmental approvals;

•	pay all uncontested taxes;

•	preserve our existence;

•	maintain our properties;

•	maintain adequate insurance;

•	maintain our books and records in accordance with U.S. GAAP;

•	maintain an office or agent in New York for the purpose of service of process and maintain a paying agent located in the United States;

•	ensure that the notes continue to be our senior obligations;

•	use proceeds from the issuance of the notes for specified purposes, namely the purchase of oil imports and the repayment of short-term indebtedness

•	give notice to the trustee of any default or event of default under the indenture;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the noteholders’ rights under the relevant transaction documents; and

•	replace the trustee upon any resignation or removal thereof.

     In addition, the terms of the indenture restrict our ability and the ability of our subsidiaries, among other things, to:

•	undertake certain mergers, consolidations or similar transactions;

•	create certain liens on our assets or pledge our assets; and

•	enter into certain transactions with our affiliates.

     These covenants are subject to a number of terms, conditions and further qualifications.

     The indenture also contains certain events of default, consisting of the following:

•	failure to pay principal within three calendar days of its due date;

•	failure to pay interest within 30 days of any interest payment date;

•	specified representations or warranties made by Petrobras in the standby purchase agreement not being true when made;

•	breach of a covenant or agreement in the indenture or the standby purchase agreement by us or Petrobras, if not remedy within 60 calendar days;

•	acceleration of or failure to make a payment on our indebtedness or the indebtedness of Petrobras or a material subsidiary of Petrobras that equals or exceeds U.S.$100 million;

•	a final judgment against us, Petrobras or a material subsidiary of Petrobras that equals or exceeds U.S.$100 million;

•	certain events of bankruptcy, liquidation or insolvency of us, Petrobras or any material subsidiary of Petrobras;

•	certain events relating to the unenforceability of the notes, the indenture or the standby purchase agreement against us or Petrobras; and

•	Petrobras ceases to own at least 51% of our outstanding voting shares.

     Standby Purchase Agreement

     Our Global Step-Up Notes have the benefit of credit support from Petrobras in the form of a standby purchase agreement under which Petrobras is obligated to make certain payments to the trustee in the event we fail to make required payments of principal, interest and other amounts due under the senior Global Step-Up Notes and the indenture. Subject to certain limitations, Petrobras is required to purchase from the holders of the notes and pay to the trustee amounts in respect of the noteholders’ right to receive:

•	the amount of any interest or other amounts not paid by us in accordance with the terms of the notes and the indenture;

•	the entire principal amount of the notes in the event we fail to do so at their expected maturity or earlier upon any redemption or acceleration of the notes prior to the expected maturity date;

•	the entire principal amount of the notes in the event that a holder of a note requires us to repurchase such note in accordance with the terms of the indenture; and

•	interest on all of the foregoing amounts at the rate of 1% above the note rate (the default rate), for payments beyond the date that we were required to make such payments under the indenture.

     Obligations under the standby purchase agreement constitute direct and general senior unsecured and unsubordinated obligations of Petrobras and rank pari passu with other senior, unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’ obligations under the standby purchase agreement.

     The Global Step-Up Notes did not include a letter of credit or political risk insurance.

MATERIAL CONTRACTS

     Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all aspects by the provisions of the actual contract or other documents.

     Except for the contracts entered into in connection with the transactions described above, we have no other material contracts.

DOCUMENTS ON DISPLAY

     We are subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuer, and accordingly, we file or furnish reports, information statements and other information with the U.S. Securities and Exchange Commission. Documents that are exhibits to or incorporated by reference in this annual report and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., room 1024, Washington, D.C. 20549.

     As a foreign private issuer, we were not required to make filings with the SEC prior to November 4th, 2002, although we were permitted to do so. Any filings we make electronically will be available to the Public over the Internet at the SEC’s website at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

     We make limited use of derivatives. We do not hold derivative instruments for trading purposes or for leverage.

     In the normal course of business, we face market risks, including interest rate risk and oil and oil products price risk. While Petrobras is in the process of changing its risk management processes, including those which may affect us, neither Petrobras nor we have yet entered into derivative contracts or made other arrangements to hedge against interest rate risk or commodity price risk. We have historically passed on our financing costs to Petrobras by selling crude oil and oil products to Petrobras at a premium to compensate for our financing costs. Although Petrobras and we are considering methods of continuing this practice in the future, we cannot assure you that this practice will continue.

     Our borrowings are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 3.0% to 5.8%. The weighted average annual interest rate for our short-term debt at December 31, 2002 was 3.4%, compared to 2.8% at December 31, 2001.

     The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for our long-term debt obligations at December 31, 2002:

CALENDAR YEAR OF EXPECTED MATURITY DATE FOR DEBT
(in thousands of U.S. dollars, except for percentages)

December 31, 2002

							Fair
							Value
Debt Obligations	2004	2005	2006	2007	2008-2013	Total	Dec 31, 2002

Debt in U.S. Dollars:
Fixed rate debt	$162,750	$20,750	$176,800	$838,416	$1,624,000	$2,822,716	$2,698,528
Average interest rate	3.81%	3.81%	3.81%	7.61%	9.38%
Variable rate debt	—	—	—	—	426,000	426,000	426,000
Average interest rate					6.34%

Total debt obligations	$162,750	$20,750	$176,800	$838,416	$2,050,000	$3,248,716	$3,124,528

Total Debt Portfolio	2002

US$ Dollars:
Fixed rate debt	86.9%
Floating rate debt	13.1%

Total	100.0%

     At December 31, 2002, 13.1% of our debt was dollar-denominated floating rate debt and 86.9% of our debt was dollar-denominated fixed rate debt. Since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures.

     Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. Reserved

Item 17. Financial Statements.

     We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements.

     The following financial statements, together with the reports of PricewaterhouseCoopers thereon, are filed as a part of this annual report:

Item 19. Exhibits.

Exhibit No:	Description

Exhibit 1	Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2	Indenture, dated as of May 9, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.1	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.2	Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.3	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.4	Indenture, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 1/8% Senior Notes due 2007 (incorporated by reference to Exhibit 2.19 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

Exhibit No:	Description

Exhibit 2.5	Indenture, dated as of July 19, 2002, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.5 of the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

Exhibit 2.6	First Supplemental Indenture, dated as of March 31, 2003, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee, relating to the 9.00% Global Step-Up Notes due 2008 (incorporated by reference to Exhibit 2.6 report of Petróleo Brasileiro S.A.—Petrobras on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2002 (File No. 1-115106)).

Exhibit 2.7	Registration Rights Agreement, dated as of May 9, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.8	Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.9	Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.20 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

Exhibit 2.10	Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit No:	Description

Exhibit 2.11	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.12	Standby Purchase Agreement, dated as of July 6, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.13	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.14	Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.21 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

Exhibit 2.15	Standby Purchase Agreement dated as of March 31, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

Exhibit 2.16	Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras International Finance Company and UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.13 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.17	Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit No:	Description

Exhibit 2.18	Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A. – Petrobras and Petrobras Finance Ltd.

Exhibit 2.19	Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.20	Letter Agreement relating to the Depositary Agreement, dated as of May 16, 2003.

Exhibit 2.21	Administrative Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.22	Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003.

Exhibit 2.23	Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.24	Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit No:	Description

Exhibit 2.25	Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust.

Exhibit 2.26	Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd.

Exhibit 2.27	Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd.

Exhibit 10.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Petrobras International Finance Company—PIFCo, hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petrobras International Finance Company—PIFCo

By:	/s/ ALMIR GUILHERME BARBASSA

Name: Title:	Almir Guilherme Barbassa Chairman

Date: June 19, 2003

CERTIFICATION PURSUANT TO RULES 13a-15 and 15d-15 AS ADOPTED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT

I, Almir Guilherme Barbassa, certify that:

1.     I have reviewed this annual report on Form 20-F of Petrobras International Finance Company—PIFCo.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 19, 2003	By:	/s/ ALMIR GUILHERME BARBASSA

Name: Almir Guilherme Barbassa Title: Chairman

CERTIFICATION PURSUANT TO RULES 13a-5 and 15d-15 AS ADOPTED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT

I, Daniel Lima de Oliveira, certify that:

1.     I have reviewed this annual report on Form 20-F of Petrobras International Finance Company—PIFCo.

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 19, 2003	By:	/s/ DANIEL LIMA DE OLIVEIRA

Name: Daniel Lima de Oliveira Title: Financial Manager

Petrobras International
Finance Company
(a wholly-owned subsidiary of Petróleo
Brasileiro S.A. — PETROBRAS)
Consolidated Financial Information
as of December 31, 2002 and 2001 and
Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholder of
Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of changes in stockholder’s equity and of cash flows, present fairly, in all material respects, the financial position of Petrobras International Finance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

February 13, 2003.

COPY OF THE ORIGINAL

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Consolidated Balance Sheets
Expressed in Thousands of United States Dollars, except share amounts

	December 31,	December 31,
Assets	2002	2001

Current assets
Cash and cash equivalents	260,629	48,593
Marketable securities	60,086
Accounts receivable
Related parties	4,838,269	2,584,851
Trade	57,073	44,740
Notes receivable—related party	1,157,930	282,975
Assets held for sale		144,721
Inventories	4,506
Prepaid expense and other current assets	15,997	10,691

	6,394,490	3,116,571

Property and equipment	110	213

Other assets
Marketable securities	36,299
Advances to suppliers	19,027	11,309
Prepaid expense	41,425	41,644
Notes receivable—related parties	473,632
Assets related to securitization program	900,000	900,000
Net investment in direct financing leases to related party	832,319	208,032

	2,302,702	1,160,985

Total assets	8,697,302	4,277,769

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Consolidated Balance Sheets
Expressed in Thousands of United States Dollars, except share amounts

	December 31,	December 31,
Liabilities and stockholder's equity	2002	2001

Current liabilities
Trade accounts payable
Related parties	291,980	288,068
Other	281,133	231,000
Loans payable—related parties	3,688,249	334,564
Short-term debt	285,770	775,427
Current portion of long term debt	81,700	215,000
Unearned income—related parties	48,563	8,318
Capital lease	68,948
Other current liabilities	56,584	41,004

	4,802,927	1,893,381

Long-term liabilities
Capital lease	601,733
Long-term debt	3,248,716	2,335,000

	3,850,449	2,335,000

Commitments and contingencies (Note 8)
Stockholder’s equity
Shares authorized and issued Common stock—2002 and 2001—50,000 shares, par value US$1	50	50
Additional paid in capital	120,000	60,000
Accumulated deficit	(76,124)	(10,662)

	43,926	49,388

Total liabilities and stockholder’s equity	8,697,302	4,277,769

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Consolidated Statements of Operations
(Expressed in Thousands of United States Dollars, except share amounts)

	Years ended December 31,

	2002	2001	2000

Sales of crude oil and oil products and services	6,390,226	6,260,514	7,937,003
Lease income	36,062	10,682

	6,426,288	6,271,196	7,937,003
Cost of sales	(6,371,465)	(6,253,009)	(7,912,615)
Lease expense	(24,004)	(10,542)
General and administrative expenses	(1,178)	(114)

	(6,396,647)	(6,263,665)	(7,912,615)

Gross profit	29,641	7,531	24,388

Financial income	219,580	158,804	221,578
Financial expense	(314,683)	(187,101)	(219,637)
Gain on materials and equipment		435

	(95,103)	(27,862)	1,941

Net income (loss) for the period	(65,462)	(20,331)	26,329

Weighted average number of shares outstanding	50,000	50,000	50,000

The accompanying notes are an integral part of this financial information.

Petrobras International Financial Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Changes in Consolidated Shareholder’s Equity
(Expressed in Thousands of United States Dollars, except number of shares and per share amounts)

	Years ended December 31,

	2002	2001	2000

Common stock	50	50	50

Additional paid in capital
Balance at January 1	60,000
Conversion of loans to capital	60,000	60,000

Balance at December 31	120,000	60,000

Retained earnings
Balance at January 1	(10,662)	9,669	21,400
Net income (loss) for the year	(65,462)	(20,331)	26,329
Dividends declared (per share: 2000 – US$0.76)			(38,060)

Balance at December 31	(76,124)	(10,662)	9,669

Total stockholder’s equity	43,926	49,388	9,719

     The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Consolidated Statements of Cash Flows
Expressed in Thousands of United States Dollars

	Years ended December 31,

	2002	2001	2000

Cash flows from operating activities
Net income (loss) for the year	(65,462)	(20,331)	26,329
Adjustments to reconcile net loss to net cash
Depreciation and amortization	9,347	8,041
Decrease (increase) in assets
Accounts receivable
Related parties	(2,069,800)	426,316	(171,429)
Trade	(12,333)	(5,132)	(37,279)
Prepaid expenses and other assets	(38,205)	(65,602)	8,065
Increase (decrease) in liabilities
Trade accounts payable
Related parties	3,912	217,226	(77,233)
Other	50,133	(362,190)	286,353
Other liabilities	83,485	(6,916)	(12,319)

Net cash provided by (used in) operating activities	(2,038,923)	191,412	22,487

Cash flows from investing activities
Marketable securities	(96,385)
Issuance of notes receivable	(2,247,658)	(2,147,655)	(745,000)
Principal receivables of notes	1,422,122	1,210,383	655,024
Assets held for sale		(144,721)
Property, plant and equipment, net	(37)	(213)
Advances to suppliers, net	(7,718)	(11,309)
Additions to net investment in direct financing leases	(163,414)	(156,017)	(52,015)

Net cash used in investing activities	(1,093,090)	(1,249,532)	(141,991)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(489,657)	245,075	(211,148)
Proceeds from issuance of long-term debt	657,000	2,165,000	245,000
Principal payments of long-term debt	(215,000)	(10,000)
Proceeds form short term loans—related parties	6,861,572	3,654,629	6,785,453
Principal payments of short term loans—related parties	(3,469,866)	(4,961,129)	(6,697,957)
Dividends paid		(38,060)

Net cash provided by financing activities	3,344,049	1,055,515	121,348

Increase (decrease) in cash and cash equivalents	212,036	(2,605)	1,844
Cash and cash equivalents at beginning of period	48,593	51,198	49,354

Cash and cash equivalents at end of period	260,629	48,593	51,198

Cash paid during the period for interest	322,286	209,062	185,421

Non cash investing and financing activities
Assets acquired through capital lease obligations	665,000
Receipt of Junior Trust Certificates in exchange of future export receivables		150,000
Increase of capital through conversion of loan payable	60,000	60,000
Receipt of notes receivable in exchange of Senior Exchangeable issued	338,416

The accompanying notes are an integral part of this financial information.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

1	The Company and its Operations

Petrobras International Finance Company — PIFCO, a wholly-owned subsidiary of PETROBRAS, was established on September 24, 1997 and is incorporated in the Cayman Islands.

The primary objective of the Petrobras International Finance Company and its subsidiaries (collectively, PIFCO or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by its parent company, PETROBRAS. Additionally, to a more limited extent, the Company sells crude oil and oil products to third parties.

PIFCO is also being used by PETROBRAS to take advantage of Brazilian tax legislation related to the Special Customs System (Regime Aduaneiro Especial) for the importation and exportation of goods intended for the research of oil and natural gas fields (referred to as REPETRO). REPETRO permits petroleum companies operating in Brazil to enter into leasing arrangements with foreign companies for materials and equipment to be used in the exploration and production of crude oil and gas, without paying federal taxes for Import Duty (Imposto de Importação—II), Excise Tax (Imposto sobre Produtos Industrializados—IPI), Employees’ Profit Participation Program (Programa de Integração Social—PIS), and Tax for Social Security Financing (Contribuição para o Financiamento da Seguridade Social—COFINS).

The following is a brief description of each of the Company’s wolly-owned subsidiaries:

PETROBRAS NETHERLANDS B.V.

PETROBRAS NETHERLANDS B.V.—PNBV, based in the Netherlands, is responsible for acquiring equipment to be utilized in the oil exploration and production activities related to REPETRO. PNBV raises funds abroad and in Brazil to acquire equipment, and chartering the acquired equipment to PETROBRAS.

PETROBRAS EUROPE LTD.

PETROBRAS EUROPE LTD.—PEL, based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCO and PETROBRAS, as well as marketing Brazilian crude oil and other derivative

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED—PFL, based in the Cayman Islands, purchases bunker and fuel oil from PETROBRAS and sells these products in the international market via a securitization program of future receivables for these products (Securitization Program; see Note 6 (a) iii).

2	Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Brazilian accounting principles applied by PIFCO in its statutory financial statements prepared in accordance with the Brazilian Corporate Law. The consolidated financial statements include the financial statements of PIFCO and of each of its wholly-owned subsidiaries.

(b)	Foreign currency translation

The functional currency of the Company is the U.S. dollar, as the majority of its transactions are denominated in U.S. dollars. When there are transactions in foreign currencies, exchange gains and losses resulting from foreign currency transactions are recognized in the Statement of Operations.

(c)	Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

(d)	Marketable Securities

The Company accounts for certain investments as held-to-maturity securities in accordance with SFAS 115 – Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). The securities are carried at their amortized cost.

(e)	Finance leasing

The Company’s leasing operations consist principally of the leasing of various types of materials and equipments for the exploration and production of the oil and gas, and for oil and gas industry in general, including production and drilling platforms, oil tankers, supply boats and other types of ships. The Company is also a party to the charter and subcharter agreements of platforms. With the exception of the leases of two specific vessels, which are operating leases, the remaining leases are classified as direct financing leases.

The Company acquired operating platforms and production equipment under the terms of purchase agreements (see Note 8), purchase invoices and charter agreements and subsequently leased this equipment under the terms of existing and future charter and subcharter agreements with related parties. These charter and sub charter agreements are considered to be Direct Finance Leases in accordance with the provisions of Statement of Financial Accounting Standards No. 13 “Accounting for leases” (SFAS 13) and subsequently issued amendments to and interpretations of SFAS 13.

Income and expense financing leases, consisting of interest income, is recognized over the lease term. Income and expense from operating leases is recognized ratably over the term of the leases.

(f)	Deferred financing costs

Deferred financing costs associated with various debt issuances are recorded as prepaid expenses and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. The unamortized balance of deferred financing costs was US$34,497 and US$37,287 as of December 31, 2002 and 2001, respectively.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

(g)	Inventories

Inventories are stated at the lower of cost or market value.

(h)	Unearned Income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and REFAP to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 270 days, in order to match the premium billed with the Company’s financial expense.

(i)	Revenues, costs and expenses

Revenues from sales of crude oil and oil products are recognized on an accrual basis when title has transferred to the customer. Costs and expenses are also accounted for on an accrual basis.

(j)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements. The measurement of current and deferred tax liabilities and assets are based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, the Netherlands and the Cayman Islands). Deferred tax assets are reduced, by the amount of any tax benefits when, based on the available evidence, that such benefit will not be realized. The Cayman Islands has no corporate tax requirements, therefore the Company has no tax provision for the periods. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries that would have created timing differences.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

(k)	Derivative Instruments, Hedging and Risk Management Activities

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. The ineffective portion of all hedges is recognized in current period earnings.

(l)	Recently issued accounting pronouncements

In April 2002, the FASB issued SFAS No. 145—Recission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 rescinds previous accounting guidance, which required all gains and losses from extinguishment of debt be classified as an extraordinary item. Under SFAS 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The company does not expect SFAS 145 to have a material impact on its financial statements.

In June 2002, the FASB issued SFAS No.146—Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A company’s commitment to an exit plan, by itself, does not create a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The company does not expect SFAS 146 to have a material impact on its financial statements.

3	Cash and Cash Equivalents

	As of December 31,

	2002	2001

Cash and banks	1,226	5,241
Short-term investments	259,403	43,352

	260,629	48,593

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

4	Marketable Securities

The Company classified these investments as held-to-maturity.

						Non-
			Foreign	Interest	Current	current
Security	Issuer	Maturity	Currency	Rate	assets	assets	Total

MARLIM 04 (*)	Marlim	2004	DOLLAR	13%	8,179	21,129	29,308
PETRO 03	Petrobras	2003	YEN	4%	51,907		51,907
PETRO 04	Petrobras	2004	EURO	9%		2,370	2,370
MTN	Bear Stearns	2008	DOLLAR	18%		10,300	10,300
MTN	Bear Stearns	2008	DOLLAR	21%		2,500	2,500

					60,086	36,299	96,385

(*)	MARLIM 04

Consist of “Medium Term Notes (MTN)” issued by Companhia Petrolífera Marlim, a special-purpose affiliated company of PETROBRAS. The notes have rolling maturities with the last note maturing in 2004.

5	Net Investment in direct financing leases from related party receivables

	2002	2001

Gross receivables:
Floating storage and operating platforms (i)	573,510
Production equipment (ii)	258,809	208,032

Long-term lease receivables	832,319	208,032

(i)	The contracts related to the P-8, P-15 and P-32 transaction will run for a period of 8.5 years with semi-annual payments, on a floating interest rate based on the 6-months Libor plus a spread of 4.25% per year. The subcharter contracts have the same terms and conditions with the retention of a fixed annual component for the Company. The contracts related to the P-47 contract will run for a period of ten years, with semi-annual payments, also on a floating interest rate based on the 6-months Libor plus a spread of 1.995% per year, with the retention of a fixed annual component for the Company.

(ii)	The receivables represent the present value of the minimum lease payments. The interest associated with the lease is variable, based upon the 6 month Libor plus mark up and a fixed annual component. Both the interest and the fixed annual component will be recognized when lease payments become due. The Company has no residual value in the underlying assets recognized when lease payments become due. The Company has no residual value in the underlying assets.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

6	Financing and Lease Obligations

(a)	Financing

	December 31, 2002		December 31, 2001

	Current	Long-term	Current	Long-term

Financing institutions (i)	367,470	460,300	540,659	385,000
Commercial paper			449,768
Senior notes (ii)		1,550,000		1,050,000
Securitization of Receivables (iii)		900,000		900,000
Senior Exchangeable (iv)		338,416

	367,470	3,248,716	990,427	2,335,000

(i)	The Company’s borrowings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 2.96% to 5.75%. The weighted average borrowing for short-term debt at December 31, 2002 and 2001 was 3.44% and 2.82%, respectively.

At December 31, 2002 and December 31, 2001 the Company had fully utilized all available lines of credit for the purchase of imports.

(ii)	On May 9, 2001, the Company completed an offering of US$450,000 9 7/8% Senior Notes due May 2008. On July 6, 2001, the Company completed an offering of US$600,000 9¾% Senior Notes due July 2011. The Company repaid a portion of its notes payable to PETROBRAS with the proceeds received from both offerings.

On February 4, 2002, the Company completed an offering of US$400,000 9 1/8% Senior Notes due February 2007. On February 21, 2002, the Company also issued additional Senior Notes of US$100,000 with the same terms and maturities as the notes issued on February 4, 2002. The Company used these proceeds principally to finance the purchase of oil imports and to repay short-term indebtedness.

The interest rates on these offerings are fixed with and interest being paid semiannually. So long as any note of the issuances remains outstanding, the Company is prohibited from creating or permitting any lien, other than a “PIFCO permitted lien” as defined in inssuances the prospectus, by the Company on any of the

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

Company’s assets to secure additional indebtedness, except under certain conditions. These issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

PETROBRAS entered into standby purchase agreements in support of the obligations of PIFCO under the issuances and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture. This purchase obligation exists, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(iii)	In December 2001, in connection with the Securitization Program, a Cayman Islands trust unrelated to PETROBRAS, PF Export Receivables Master Trust (PF Export or the Trust), issued to PFL Senior Trust Certificates in three series (US$750,000). The Senior Trust Certificates represent senior undivided beneficial interests in the property of the Trust other than the excess of any amounts remaining after all amounts payable in respect of the Trust Certificates have been paid in full and the Trust has been terminated. The Trust also issued to PFL Junior Trust Certificates (US$150,000) representing junior subordinated undivided beneficial interests in the Trust. The Securitization Program provides PFL with the funding necessary to purchase certain oil products (specifically heavy fuel oil and bunker) from PETROBRAS for export.

In return for the Senior Trust Certificates and the Junior Trust Certificates, PFL transferred to the Trustee of the Trust, U.S. Bank National Association, Cayman Islands Branch, the right to a specified amount of receivables to be generated from PFL’s sale of oil products with a value equal to the aggregate amount scheduled to be paid in respect of the Senior Trust Certificates and the Junior Trust Certificates. Also in December 2001, PFL sold the Senior Trust Certificates at face value (US$750,000) to a group of purchasers in the international capital market. The proceeds of the sale of the Senior Trust Certificates were transferred to PETROBRAS as a prepayment relating to future exports to be made by PETROBRAS to PFL, in accordance with the “Prepayment Agreement”, and is presented in the balance sheet within assets related to securitization program.

As long as any Senior Trust Certificates or amounts payable to the insurers that are guaranteeing the payments to the holders of

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

the Senior Trust Certificates remain outstanding, PETROBRAS is required to export to the Company, during each quarterly delivery period, (a) at least 80% of the total volume of heavy fuel oil exported by PETROBRAS during such period and (b) certain oil products having an aggregate value (based upon the net invoice amount at which such products are actually sold by PETROBRAS FINANCE) equal to, at least, the debt service requirements of the Senior Trust Certificates multiplied by a coverage ratio. PETROBRAS also agrees that its average daily gross exports of heavy fuel oil for any rolling 12 month period will be equal to at least 70,000 barrels.

The rights to the future export receivables represent a liability of PFL which will be settled with the transfer to PF Export of the export receivables as they are generated. Upon transferring the oil products to be exported to the Company, PETROBRAS surrenders effective control of the products.

This liability will incur interest at the same rates of the Junior and Senior Trust Certificates, as described below and is due as follows:

•	Principal: Monthly, beginning March 1, 2005 through December 2013

•	Interest: Quarterly, beginning March 1, 2002

As a way of guaranteeing that exported volumes over the period of operation will be enough to support the financial obligations, a hedge operation was contracted in order to determine a minimum price for the crude oil in US$14/barrel.

PETROBRAS will not be relieved of its obligations to deliver the oil products under the Securitization Program in the amounts set forth for any reason, including, without limitation, as a result of force majeure or of non-payment by Petrobras Finance. The total amount of US$900,000 recorded at December 31, 2002 and 2001, as long term liabilities is as follows (the current portion relates to accrued interest on the certificates):

	Junior Trust Certificates		Senior Trust Certificates

		Principal		Principal
Series	Interest rate	amount	Interest rate	amount

Series 2001—A1	6,75%	19,000	7,8%	95,000
Series 2001—A2	LIBOR 3 M + 1%	11,000	Libor 3 M + 2,05%	55,000
Series 2001—B	6,60%	60,000	7,65%	300,000
Series 2001—C	LIBOR 3 M + 0,85%	60,000	Libor 3 M + 2,10%	300,000

		150,000		750,000

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

The Junior Trust Certificates are presented in the balance sheet, at face value plus accrued interest, within the non-current asset account Assets related to securization program and are treated as held-to-maturity securities.

Junior Certificate Holders do not have any voting rights in respect of any action to be taken by the Trustee or otherwise. The Junior Trust Certificates may only be held by PFL or another wholly-owned direct or indirect subsidiary of PETROBRAS. The principal of the Junior Trust Certificates will be paid in whole after the latest payment for the Senior Trust Certificates.

(iv)	On October 17, 2002, the Company issued Senior Exchangeable Notes in U.S. dollar due October 2007 with an interest rate of 4.75% p.a. and interest paid semi-annually.

These notes were issued in connection with PETROBRAS’ purchase of a controlling interest in Perez Companc S.A.—PECOM and the Petrolera Perez Compac S.A. In exchange, the Company received notes issued by PIB.B.V., a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. The value of the notes is reflected in the non-current asset-notes receivable (see Note 8). The Company also provided PIB.B.V. with a loan for US$742,068, with an interest rate of 4.79% p.a. and due in April 2003, as part of the cash payment for these acquisitions. This loan is recorded in the current asset – notes receivable (see Note 8).

Long-term maturities:

December 31, 2002

2004	162,750
2005	20,750
2006	176,800
2007	838,416
2008	450,000
Thereafter	1,600,000

3,248,716

(b)	Lease Obligations

Platforms P-8, P-15, P-32 and P-47

On December 28, 2001 (the Closing Date), the Company entered into certain agreements with the PB Platforms 2001 Trust and other parties in order to refinance three operating platforms (P-8, P-15 and P-32 or the Platforms), with a total value of US$500,000. The Platforms belonged to Brasoil and Catleia (also subsidiaries of PETROBRAS).

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

Also, on December 28, 2001, the Company entered into certain agreements with the PB-47 Trust and other parties in order to refinance the P-47 Floating Storage and Offloading platform, with a total value of US$180,000 (the Platform). The Platform was acquired by PIFCO from Brasoil on that date, for US$142,000, and transferred to PB-47 Trust on August 27,2002.

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

As a result of the changes in provisions in the Amended Participation Agreements, the present value of the future minimum lease payments of P-8, P-15 and P-32 decreased to US$485,000. The charter contracts with PB Platforms 2001 and PB-47 Trust will be amortized from November 27, 2002 until May 27, 2011 and from August 27, 2002 until December 28, 2011, respectively, with semi-annual payments commencing on May 27, 2003 and February 28, 2003, respectively, with a variable interest rate of 6-month Libor plus 425 and 199.5 basis points of spread, respectively. The subcharter agreements with PETROBRAS have the same terms and conditions of the charter agreements with the retention of a fixed annual component for the Company.

The Company began to account for the leases of the platforms as of the CP Dates (August 27 and November 27, 2002). Accordingly, at December 31, 2002, the Company had an outstanding lease obligation to PB Platforms 2001 Trust and PB-47 Trust and lease receivables from PETROBRAS, presented as Capital lease (Long-term liabilities) and Net investment in direct financing leases to related party (Other non current assets). PIFCO had also recognized lease income and expense in the amount of US$5,941 and US$5,681, respectively, for the year ended December 31, 2002.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

The following is a schedule by year of the future minimum lease payments at December 31, 2002:

December 31, 2002

2003	100,140
2004	105,181
2005	100,692
2006	96,311
2007	99,888
2008	101,280
Thereafter	272,654

Estimated future lease payments	876,146
Less amount representing interest at Libor 6 M + 1.99% to Libor 6 M + 4.25%	(205,465)

Present value of minimum lease payments	670,681
Less current portion	(68,948)

Long-term portion	601,733

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

7	Commitments and Contingencies

7.1 Contingencies—Production equipment

On December 28, 2001 the Company entered into various Purchase agreements with Brasoil for the purchase of equipment allocated to certain platforms owned by Brasoil and Catléia. During 2002, the Company received a loan from Brasoil to purchase equipment (from a related party and a third party) that vary from platform to platform and have a total value of US$ 487,586, including assets under construction and advances to suppliers, on December 31, 2002. It is expected that the equipment will be leased to Brasoil, Catléia and PETROBRAS under the terms of a Master Lease Agreement. The execution of this agreement is contingent upon third party lender approval to amend existing Charters for the platforms (between Brasoil/ Catléia and PETROBRAS) to include these assets.

In order to mitigate the potential risk for the Company as a result of the lenders’ denial to execute the amendments to the existing Charter agreements of the financed platforms, the Company, Brasoil and Catléia executed ‘Option Agreements’ with respect to each platform, pursuant to which Brasoil, Catléia and PETROBRAS irrevocably grant to the Company an option to cause Brasoil, Catléia and PETROBRAS to purchase, for the total amount of US$503,170 all of the equipment. This purchase option shall only come into force if certain transaction documents, amongst which the Master Lease Agreement and the Loan agreement have not been executed prior to June 21, 2003.

7.2 Purchase Commitments

The Company entered into various commitments on various dates for the purchase of production equipment totaling US$ 635,314. The equipment purchased will become part of a Master Lease Agreement, which has not yet been executed.

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 184,413 barrels of crude oil and oil products per day at market prices.

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

8	Related Party Transactions

The Company has numerous transactions with PETROBRAS and other affiliated companies in the ordinary course of business.

Transactions with all related parties resulted in the following balances:

				BRASPETRO
			PETROBRAS	OIL
	PETRÓLEO	DOWNSTREAM	INTERNATIONAL	SERVICES–	BRASPETRO
	BRASILEIRO	PARTICIPAÇÕES	BRASPETRO–	BRASOIL AND	OIL
	S.A.–	S.A AND ITS	PIB.B. V. AND ITS	ITS	COMPANY–
	PETROBRAS	SUBSIDIARIES	SUBSIDIARIES	SUBSIDIARIES	BOC

Current assets
Accounts receivable:
Mainly by sales	4,359,141	231,245	53,842	8,186
Net investment in direct financing leases	93,201			90,417
Notes receivable (see Note 6 iv)	33,552		742,068	63,880	318,430
Marketable securities	51,906
Others	970
Other non current assets
Notes receivable (see Note 6 iv)			338,416	135,216
Export prepayment	750,000
Net investment in direct financing leases	624,676			207,643
Marketable securities	2,370
Others			3,349
Current liabilities
Trade accounts payable	120,030	4,631	126,027	39,283
Loans payable	3,194,237			494,009	3
Unearned income	47,296	1,267

[Additional columns below]

[Continued from above table, first column(s) repeated]

		December 31,	December 31,
	OTHERS	2002	2001

Current assets
Accounts receivable:
Mainly by sales	2,237	4,654,651	2,584,851
Net investment in direct financing leases		183,618
Notes receivable (see Note 6 iv)		1,157,930	282,975
Marketable securities		51,906
Others		970
Other non current assets
Notes receivable (see Note 6 iv)		473,632
Export prepayment		750,000	750,000
Net investment in direct financing leases		832,319	208,032
Marketable securities		2,370
Others		3,349
Current liabilities
Trade accounts payable	2,009	291,980	288,068
Loans payable		3,688,249	334,564
Unearned income		48,563	8,318

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Years ended December 31,

	2002		2001

	Income	Expense	Income	Expense
Sales of crude oil and oil products and services
PETROBRAS	4,208,159		5,115,232
REFAP S.A.	680,460		738,943
Petrobras America, Inc.—PAI	467,728		6,390
BR Distribuidora	4,508
EG3 S.A.	14,629
Cost of sales
PETROBRAS		(1,212,717)		(95,242)
Petrobras America, Inc.—PAI		(947,112)		(1,320,822)
Braspetro Oil Services Company—BRASOIL		(55,197)		(83,320)
Companhia MEGA S.A.		(158,107)		(148,723)
Fronape International Company		(34,220)		(10,542)
PEBIS		(1,681)
Lease income (expense)
PETROBRAS	22,934	(5,681)
Braspetro Oil Services Company—BRASOIL	13,128	(5,227)
Fronape International Company		(13,096)
Financial income
PETROBRAS	161,548		126,992
REFAP S.A.	8,213		14,388
Braspetro Oil Company—BOC	6,891		4,992
Braspetro Oil Services Company—BRASOIL	5,793		3,711
Fronape International Company	6,792		4,744
PIB.B.V	10,726		614
Marlim	1,975
Financial expense
PETROBRAS		(55,571)		(51,979)
Braspetro Oil Services Company—BRASOIL		(5,710)		(15,422)

	5,613,484	(2,494,319)	6,016,006	(1,726,050)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Years ended December 31,

	2000

	Income	Expense
Sales of crude oil and oil products and services
PETROBRAS	7,290,321
REFAP S.A.
Petrobras America, Inc.—PAI	282,961
BR Distribuidora
EG3 S.A.
Cost of sales
PETROBRAS		(81,130)
Petrobras America, Inc.—PAI		(1,260,335)
Braspetro Oil Services Company—BRASOIL
Companhia MEGA S.A.
Fronape International Company
PEBIS
Lease income (expense)
PETROBRAS
Braspetro Oil Services Company—BRASOIL
Fronape International Company
Financial income
PETROBRAS	217,102
REFAP S.A.
Braspetro Oil Company—BOC	238
Braspetro Oil Services Company—BRASOIL	28
Fronape International Company
PIB.B.V
Marlim
Financial expense
PETROBRAS		(152,940)
Braspetro Oil Services Company—BRASOIL		(198)

	7,790,650	(1,494,603)

Petrobras International Finance Company
(a wholly-owned subsidiary of Petróleo Brasileiro S.A. — PETROBRAS)

Notes to Consolidated Financial Information
(Expressed in Thousands of United States Dollars)

9	Advances for future capital increase

In June 2001 and in December 2002, PETROBRAS, upon receiving approval from the Board of Directors recommendation, converted a total of US$120,000 million of accounts receivable from PIFCo into advance for capital increase.

10	Subsequent events

In 2003, PNBV will be sold to PETROBRAS and, on the same date, PIFCO will acquire 100% of BEAR INSURANCE COMPANY Ltd.—BEAR from BRASOIL (related party).