Form 20-F
period 2003-12-31
PETROBRAS INTERNATIONAL FINANCE CO
filed 2004-06-30
CIK 1163371

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

U.S.$400,000,000 9.00% Global Step-Up Notes due 2008

U.S.$600,000,000 9.750% Senior Notes due 2011

U.S.$750,000,000 9.125% Global Notes due 2013

U.S.$750,000,000 8.375% Global Notes due 2018

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

At December 31, 2003, there were outstanding:

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

1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The annual report on Form 20-F of Petróleo Brasileiro S.A.—PETROBRAS (“Petrobras”) for the year ended December 31, 2003, as first filed with the United States Securities and Exchange Commission (the “SEC”) (Commission file No. 1-15106) on June 30, 2004, is incorporated by reference in this annual report.

FORWARD LOOKING STATEMENTS

Many statements made in this annual report under the captions “Item 3. Risk Factors,” “Item 4. History and Development of the Company—Business Overview” relating to the operation and performance of Petrobras International Finance Company, or PIFCo, and Petrobras and under the caption “Item 5. Operating and Financial Review and Prospects” and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to:

•	our ability to obtain financing;

•	changes in Petrobras’ use of our services for market purchases of crude oil and oil products;

•	changes in Brazilian foreign exchange control regulations, which may prevent Petrobras from making payment to us in U.S. dollars; and

•	changes in other applicable government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this annual report.

The annual report on Form 20-F of Petrobras for the fiscal year ended December 31, 2003, incorporated herein by reference, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained in Petrobras’ annual report, see “Forward-Looking Statements” on page one of that document.

Unless the context otherwise requires, the terms “PIFCo,” “we,” “us,” and “our” refer to Petrobras International Finance Company and its subsidiaries. When we refer to Petrobras, we refer to Petrobras and its consolidated subsidiaries, including us.

CERTAIN TERMS AND CONVENTIONS

A glossary of petroleum industry terms, a table of abbreviations and a conversion table are presented beginning on page 52.

PRESENTATION OF FINANCIAL INFORMATION

References to “Real,” “Reais” or “R$” in this annual report are to Brazilian Reais and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Our functional currency is the U.S. dollar. Substantially all of our sales are made in U.S. dollars and all of our debt is denominated in U.S. dollars. Accordingly, our audited consolidated financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include our wholly-owned subsidiaries: Petrobras Europe Limited, Petrobras Finance Limited, Bear Insurance Company Limited – BEAR (which Brasoil, a Petrobras subsidiary, transferred to us in January 2003) and Petrobras Netherlands B.V. (which we transferred to Petrobras in January 2003). See Item 5. “Operating and Financial Review and Prospects” and Note 1 to our audited consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Item 1. Identity of Directors, Senior Management, and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following table of selected financial data is presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements, which were audited by Ernst & Young Auditores Independentes S/S for the year ended December 31, 2003 and by PricewaterhouseCoopers Auditores Independentes for each of the years ended December 31, 2002, 2001, 2000 and 1999.

The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects.”

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
	(in millions of U.S. dollars)
Income Statement Data:
Sales of crude oil and oil products and Services	$6,975.5	$6,390.2	$6,260.5	$7,937.0	$4,728.0
Lease income(1)	—	36.1	10.7	—	—

	6,975.5	6,426.3	6,271.2	7,937.0	4,728.0

Cost of sales	(6,920.1)	(6,371.5)	(6,253.0)	(7,912.6)	(4,723.8)
Lease expense(1)	—	(24.0)	(10.5)	—	—
Selling, general and administrative Expenses	(18.6)	(1.2)	(0.1)	—	—

	(6,938.7)	(6,396.7)	(6,263.6)	(7,912.6)	(4,723.8)

Gross profit	36.8	29.6	7.6	24.4	4.2
Financial income(2)	442.9	219.6	158.8	221.6	158.4
Financial expense(3)	(482.7)	(314.7)	(187.1)	(219.7)	(142.2)
Gain on materials and equipment	—	—	0.4	—	—

Net income (loss)	$(3.0)	$(65.5)	$(20.3)	$26.3	$20.4

Balance Sheet Data (end of period):
Cash and cash equivalents	$1,262.0	$260.6	$48.6	$51.2	$49.4
Accounts receivable
Related parties	5,064.5	4,837.1	2,583.7	3,011.2	2,839.7
Trade	109.4	57.1	44.7	39.6	2.3
Notes receivable – related parties	1,726.4	1,631.6	283.0
Export Prepayment – related parties	1,479.4	751.2	751.2
Total assets	10,196.6	8,697.3	4,277.8	3,244.5	2,900.0
Trade accounts payable
Related parties	271.0	292.0	288.1	70.8	148.1
Other	349.0	281.1	231.0	593.2	306.8
Notes payable - related parties	2,442.8	3,688.2	334.6	1,716.6	1,628.9
Short-term financing and current portion of long-term debt	1,076.4	367.5	990.4	530.4	741.5
Long-term debt	5,825.3	3,248.7	2,335.0	245.0	—
Capital lease obligations	—	601.7
Total stockholders’ equity	94.8	43.9	49.4	9.7	21.5
Total liabilities and stockholders’ equity	10,196.6	8,697.3	4,277.8	3,244.5	2,900.0

(1)	As a result of the transfer of PNBV, our leasing subsidiary, to Petrobras, we had no lease income or lease expense in 2003.
(2)	Financial income represents primarily the imputed interest realized from our sales of crude oil and oil products to Petrobras.
(3)	Financial expense consists primarily of costs incurred by us in financing our activities in connection with the importation by Petrobras of crude oil and oil products.

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

We are a direct wholly-owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. Accordingly, our financial position and results of operations are largely affected by decisions of our parent company. We have limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to Petrobras, with financing for such operations provided by Petrobras as well as third-party credit providers. We also resell crude oil and oil products to third parties on a limited basis. Our ability to pay interest, principal and other amounts due on our outstanding and future debt obligations will depend upon a number of factors, including:

•	Petrobras’ financial condition and results of operations;

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•	our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

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

We obtain substantially all of our funds from Petrobras’ payments in U.S. dollars for crude oil that it purchases from us. In order to remit U.S. dollars to us, Petrobras must comply with Brazilian foreign exchange control regulations, including preparing specified documentation to be able to obtain U.S. dollar funds for payment to us. If Brazilian law were to impose additional restrictions, limitations or prohibitions on Petrobras’ ability to convert Reais into U.S. dollars, we may not have sufficient U.S. dollar funds available to make payment on our debt obligations. Such restrictions could also have a material adverse effect on the Brazilian economy or Petrobras’ business, financial condition and results of operations.

We may be limited in our ability to pass on our financing costs.

We are principally engaged in the purchase of crude oil and oil products for resale to Petrobras, as described above. At any time, we may incur indebtedness related to such purchases and/or obtain financing from Petrobras or third-party creditors. At December 31, 2003, approximately 13.8% of our indebtedness was floating-rate debt denominated in U.S. dollars not having the benefit of Petrobras’ standby purchase obligation or other support. Petrobras is in the process of changing its risk management processes, including those which may affect us, but neither Petrobras nor we have yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. We have historically passed on our financing costs to Petrobras by selling crude oil and oil products to Petrobras at a premium to compensate for our financing costs. Although we and Petrobras intend for this practice to continue in the future, we cannot assure you that this practice will continue. Our inability to transfer our financing costs to Petrobras could have a material adverse effect on our business and on our ability to meet our debt obligations.

Risks Relating to Petrobras’ Operations

Substantial or extended declines in the prices of crude oil and oil products may have a material adverse effect on Petrobras’ operations.

Petrobras does not, and will not, have control over the factors affecting international prices for crude oil and oil products. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$28.84 per barrel for 2003, U.S.$25.02 per barrel for 2002 and U.S.$24.44 per barrel for 2001.

Changes in crude oil prices typically result in changes in prices for oil products. Lower crude oil prices have various effects on Petrobras, including decreasing its net operating revenues, net income and cash flows. In comparison, higher crude oil prices generally lead to increases in Petrobras’ net operating revenues, net income and cash flows. However, even during periods of high crude oil prizes, depending on the behavior of demand, Petrobras may not be able to pass through higher prizes to consumers.

Historically, international prices for crude oil and oil products have fluctuated widely as a result of many factors. These factors include:

•	global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

•	the ability of OPEC and other crude oil producing nations to set and maintain crude oil production levels and prices;

•	other actions taken by major crude oil producing or consuming countries;

•	global and regional supply and demand for crude oil and oil products;

•	competition from other energy sources;

•	domestic and foreign government regulations;

•	weather conditions;

•	war; and

•	terrorism.

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

Petrobras expects continued volatility and uncertainty in international prices for crude oil and oil products. Substantial or extended declines in international crude oil prices may have a material adverse effect on Petrobras’ business, results of operations and financial condition and the value of its proved reserves.

Because of changes in government regulations, Petrobras faces increased competition and may lose market share.

The Brazilian government eliminated all price controls on crude oil and oil products in early 2002. Prices remain regulated, however, for natural gas and electricity. These controls could have an adverse effect on Petrobras’ revenues from these business activities.

The changes in government regulation have enabled multinational and regional oil companies to enter the Brazilian energy market. Competition in Petrobras’ upstream and downstream activities has increased and will increase further, as existing and new participants expand their activities as a result of these regulatory changes.

Although Petrobras’ prices for oil products are based on international prices, in periods of high international prices or sharp devaluations of the Real, Petrobras may not be able to adjust its prices in Reais sufficiently to maintain parity with international prices.

Since the Brazilian government’s elimination of all price controls on crude oil and oil products in January 2002, there have been periods of high international prices or sharp devaluations of the Real when Petrobras has been unable to increase prices in Reais sufficiently to maintain parity with international prices. While Petrobras does not have an obligation to supply the Brazilian market, during periods when the local prices of oil products were below prevailing international prices, Petrobras’ competitors were unwilling to supply the local market. In order to ensure adequate supply of oil products in Brazil, Petrobras sold oil products below prevailing international prices.

As a result of deregulation of the Brazilian market, and the elimination of import tariffs in particular, Petrobras’ competitors can sell products in the Brazilian market at parity with international prices. In light of this increased competition, Petrobras has less flexibility to maintain local prices above international prices to compensate for revenues not realized in periods in which it sold oil products below prevailing international market prices.

Petrobras may be required to sell some of its refining capacity in Brazil.

Petrobras presently owns 98.6% of the existing refining capacity in Brazil. Petrobras plans to upgrade its present refineries and may build new refineries in Brazil, sell participation interests in its present refineries to new partners or engage in asset swaps, as it did through its business combination in 2001 involving assets of Repsol-YPF S.A. Although Petrobras is not presently subject to any requirement to divest any assets, and the Brazilian government has not made any proposal in that respect, it is possible that Petrobras will be required to divest a portion of its refining capacity or other assets in the future. Any such divestiture could have a material adverse effect on Petrobras’ financial condition and results of operations.

Petrobras’ ability to achieve its growth objectives depends on its ability to gain access to additional reserves.

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

Exploratory drilling involves numerous risks, including the risk that Petrobras will not discover commercially productive oil or natural gas reserves.

Petrobras’ exploration and development activities expose it to the inherent risks of drilling, including the risk that Petrobras will not discover commercially productive crude oil or natural gas reserves. The costs of drilling, completing and operating wells are often uncertain and numerous factors beyond Petrobras’ control (such as unexpected drilling conditions, equipment failures or accidents and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. Petrobras’ future drilling, exploration and acquisition activities may not be successful and, if unsuccessful, could harm its future results of operations and financial condition.

Petrobras’ crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.

The proved crude oil and natural gas reserves set forth in Petrobras’ annual report are its estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Petrobras’ proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Although 91% of Petrobras’ domestic reserves are independently certified, there are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to Petrobras’ production, which may lead Petrobras to make revisions to its reserve estimates.

Petrobras’ equipment, facilities and operations are subject to numerous environmental and health regulations which have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.

Petrobras’ activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which Petrobras operates. In Brazil, Petrobras could be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with its operations. Waste disposal and emissions regulations may require Petrobras to clean up or retrofit its facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) routinely inspects Petrobras’ oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its inspections.

Petrobras spent approximately U.S.$750 million in 2003, U.S.$466 million in 2002 and U.S.$473 million in 2001 to comply with environmental laws and to implement improvements in its environmental practices. Because environmental regulations have become more stringent in Brazil and in other jurisdictions where Petrobras operates, it is probable that Petrobras’ capital expenditures for compliance with environmental regulations and to effect improvements in health, safety and environmental practices may increase substantially in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary widely from those currently anticipated. The amount of investments Petrobras makes in any given year is subject to limitations by the Brazilian government. Accordingly, expenditures required for compliance with environmental regulation could result in reductions in other strategic investments that Petrobras has planned, and any such reduction may have a material adverse effect on Petrobras’ results of operations or financial condition.

In the past, significant oil spills have occurred and Petrobras has incurred, and may continue to incur, liabilities in connection with oil spills, including clean up costs, government fines and potential lawsuits.

From time to time, oil spills occur in connection with Petrobras’ operations. In 2003, Petrobras experienced spills totaling 73,000 gallons of crude oil, as compared to 52,000 gallons in 2002 and 691,000 gallons in 2001. As a result of certain of Petrobras’ spills, it was fined by various state and federal environmental agencies, named the defendant in several civil and criminal suits and remains subject to several investigations and potential civil and criminal liabilities. These or any future oil spills may have a material adverse effect on Petrobras’ financial condition or results of operations. Accordingly, if one or more of the potential liabilities resulting from these oil spills were to result in an actual fine or civil or criminal liability, Petrobras’ operations and financial condition could be negatively affected.

Petrobras may incur losses and spend time and money defending pending litigation and arbitration.

Petrobras is currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against it. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against Petrobras. Petrobras’ audited financial statements as of December 31, 2003 include reserves totaling U.S.$260 million as of that date, for probable and reasonably estimable losses and expenses it may incur in connection with all of its pending litigation and an additional provision of U.S.$95 million related to various tax assessments received from the Instituto Nacional de Seguridade Social (National Security Institute, or INSS).

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

If a State of Rio de Janeiro law imposing ICMS on oil upstream activities is applied to Petrobras, its results of operations and financial condition may be adversely affected.

In June 2003, the State of Rio de Janeiro enacted a law imposing the Imposto sobre Circulação de Mercadorias e Serviços (state sales tax, or ICMS) on upstream activities. Although the law is technically in force, the government of the State of Rio de Janeiro has yet to apply it. Currently, the ICMS is assessed at the point of sale from refineries to distributors but not at the wellhead level. As a result, the tax is mainly collected in the eight states where Petrobras’ refineries are located (Rio de Janeiro, São Paulo, Rio Grande do Sul, Paraná, Minas Gerais, Amazonas, Ceará and Bahia). If the State of Rio de Janeiro applies the law to Petrobras, it would change the point of collection of a portion of the ICMS from the refinery level to the wellhead level of production in the State of Rio de Janeiro. As a result, Petrobras would be unable to utilize part of the taxes imposed at the wellhead level in Rio de Janeiro to offset taxes that are imposed at the refinery level in other states, and therefore would have paid taxes on the same oil products at both production and refining levels. The attorney general has filed a lawsuit with the Brazilian Supreme Court challenging the constitutionality of the ICMS legislation. If the law is declared constitutional and the State of Rio de Janeiro applies the law to Petrobras, the amount of ICMS that Petrobras would be required to pay to the State of Rio de Janeiro could increase by approximately R$5.4 billion (U.S.$1.9 billion) per year. This increase could have a material adverse effect on Petrobras’ results of operations and financial condition.

A final judicial ruling upholding the view of the Brazilian Revenue Service of Rio de Janeiro that drilling and production platforms may no longer be classified as sea-going vessels will increase the amount of taxes Petrobras’ pays, and such an increase may have a material adverse effect on Petrobras’ results of operations and financial condition.

The Rio de Janeiro branch of the Brazilian Revenue Service (Secretaria de Receita Federal) has asserted that, under Brazilian law, drilling and production platforms may not be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation of Brazilian law, overseas remittances for charter payments would be reclassified as lease payments, and would be subject to withholding tax at the rate of 15%.

The Brazilian Revenue Service has filed two tax assessments against Petrobras in connection with the withholding tax (IRRF) on foreign remittances of payments related to the charter of vessels of movable platform types. On February 17, 2003, the Brazilian Revenue Service served Petrobras with a tax assessment notice for R$93 million (U.S.$32 million) covering disputed taxes for 1998. On June 27, 2003, the Brazilian Revenue Service served Petrobras with a tax assessment notice for R$3,064 million (U.S.$1,066 million) covering disputed taxes for the period from 1999 to 2002. Petrobras recently received two unfavorable rulings from the Brazilian Revenue Service with respect to these tax assessments, and has appealed these rulings to a higher administrative court.

Petrobras believes that Brazilian law supports its view that drilling and production platforms may be classified as sea-going vessels. However, in the event that a final judicial ruling supports the Brazilian Revenue Service’s position, the taxes Petrobras pays in connection with its drilling and production platforms would significantly increase, and such an increase could have a material adverse effect on its level of investments and, therefore, on its results of operations and financial condition.

Labor disputes, strikes, work stoppages and protests could lead to increased operating costs.

All of Petrobras’ employees, other than its maritime employees, are subject to a collective bargaining agreement with the Oil Workers’ Unified Federation, which was signed on November 4, 2003, and is retroactive to September 1, 2003. This collective bargaining agreement will expire on August 31, 2004. Petrobras negotiated a separate collective bargaining agreement with the maritime employees’ union. The agreement was signed on January 30, 2004, is retroactive to November 1, 2003 and will expire on October 31, 2004.

From time to time, Petrobras has been subject to strikes and work stoppages. In 2001, its oil workers began a five-day strike, which led to a decrease in crude oil production of four million barrels of oil equivalent per day. If Petrobras’ workers were to strike, the resulting work stoppages could have an adverse effect on Petrobras, as it does not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor action. As a result, Petrobras’ financial condition and results of operations could be adversely affected by future strikes, work stoppages, protests or similar activities.

Petrobras’ participation in the domestic power market has generated losses, and the Brazilian regulatory environment for energy remains uncertain.

Consistent with the global trend of other major oil and gas companies and to secure demand for its natural gas, Petrobras participates in the domestic power market. Despite a number of incentives introduced by the former Brazilian government to promote the development of thermoelectric power plants, development of such plants by private investors has been slow to progress. Petrobras has invested in 11 (5 in operation and 6 under construction or development) of the 39 gas-fired power generation plants being built or proposed to be built in Brazil under the program to promote the development of thermoelectric plants, known as the Programa Prioritário de Termoeletricidade (Thermoelectric Priority Program, or PPT). Petrobras invests in some of these plants with partners, many of whom may have power purchase agreements with the plants. Petrobras has had contractual disputes in connection with these investments and other disputes may occur. Depending on the outcome of any such disputes, they could have an adverse economic impact on Petrobras, including on the profitability of its investments.

In 2002, Congress passed a law increasing government intervention in the domestic power market, and in 2003 the current administration proposed a new regulatory model for the energy sector. The New Industry Model Law was enacted on March 16, 2004, but because the new law remains subject to the enactment of decrees of the Brazilian government and implementing resolutions of the National Electric Energy Agency (ANEEL), many aspects of the regulatory environment for thermoelectric power remain uncertain, and it is not clear that thermoelectric power will remain a priority for the country.

Petrobras has limited its investments in this area, but its participation in the domestic power market may never become profitable and may continue to adversely affect its operating results and financial condition.

Petrobras may not be able to obtain financing for all of its planned investments.

The Brazilian government maintains control over Petrobras’ budget and establishes limits on its investments and long-term debt. As a state-controlled entity, Petrobras must submit its proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy and the Brazilian Congress for approval. Petrobras is endeavoring to obtain financing that does not require Brazilian government approval, such as structured financings, but there can be no assurance that it will succeed. As a result, Petrobras may not be free to make all the investments it envisions, including those it has agreed to make to expand and develop its crude oil and natural gas fields. If Petrobras is unable to make these investments, its operating results and financial condition may be adversely affected. In addition, failure to make its planned investments in Brazil could hurt Petrobras’ competitive position in the Brazilian oil and gas sector, particularly as other companies enter the market.

Currency fluctuations could have a material adverse effect on Petrobras’ financial condition and results of operations, because most of Petrobras’ revenues are in Reais and a large portion of its liabilities are in foreign currencies.

The principal market for Petrobras’ products is Brazil, and over the last three fiscal years over 83% of Petrobras’ revenues have been denominated in Reais. A substantial portion of Petrobras’ indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2003, Petrobras imported U.S.$5.7 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.

The Real depreciated 18.7% in 2001 and 52.3% in 2002 against the U.S. dollar, before appreciating 18.2% in 2003 against the U.S. dollar. As of June 15, 2004, the exchange rate of the Real to the U.S. dollar was R$3.138 per U.S.$1.00, representing a depreciation of approximately 6.7% in 2004 year-to-date. The value of the Real in relation to the U.S. dollar may continue to fluctuate and may include a significant depreciation of the Real against the U.S. dollar as occurred in 2002. Any future substantial devaluation of the Real may adversely affect Petrobras’ operating cash flows and its ability to meet its foreign currency-denominated obligations. You should consider this risk in light of past devaluations of the Real caused by inflationary and other pressures.

Petrobras is exposed to increases in prevailing market interest rates.

As of December 31, 2003, approximately 57% of Petrobras’ total indebtedness consisted of floating rate debt. Although Petrobras is changing its risk management practices, it has not yet entered into derivative contracts or made other arrangements to hedge against interest rate risk. Accordingly, if market interest rates (principally LIBOR) rise, Petrobras’ financing expenses will increase.

In the aftermath of the U.S. military action in Iraq there may be changes to the international oil markets, some of which could have an adverse effect on Petrobras.

Following the formal declaration of the end of hostilities in Iraq, the United Nations eliminated sanctions that had limited Iraq’s ability to participate in the international oil markets. As a result, it is expected that in the future, Iraq will substantially increase its production and export sales of crude oil and oil products. Given the uncertainty surrounding the circumstances under which Iraq’s oil industry will be managed over the next few years, it is impossible to predict the economic or political goals which the United States government or any other party controlling such industry will seek to achieve. The changes to the international oil markets that could result from Iraq’s full re-entry into such markets could have a material adverse effect on Petrobras’ financial condition and results of operations.

Petrobras is not insured against business interruption for its Brazilian operations and most of Petrobras’ assets are not insured against war and terrorism.

Petrobras does not maintain coverage for business interruption for its Brazilian operations and does not insure most of its assets against war and terrorism. A terrorist attack or an operational incident could therefore have a material adverse effect on Petrobras’ financial condition or results of operations.

Petrobras is subject to substantial risks relating to its business and operations in Argentina and other South American countries.

Petrobras operates in Argentina through its subsidiary, Petrobras Energia Participaciones S.A. (PEPSA). Approximately 5.9% of Petrobras’ total crude oil and natural gas production and 3.5% of its proved crude oil and natural gas reserves were located in Argentina at December 31, 2003. As a result, PEPSA’s results of operations and financial condition, and consequently, Petrobras’ results of operations and financial condition, may be adversely affected by fluctuations in the Argentine economy, Argentine political instability, and governmental actions concerning the economy, including:

•	the imposition of exchange controls, which could restrict the flow of capital out of Argentina and make it more difficult for PEPSA to service its non-Peso denominated debt, totaling U.S.$1,960 million at December 31, 2003;

•	the imposition of restrictions on hydrocarbon exports, which could decrease PEPSA’s U.S. dollar cash receipts and limit PEPSA’s ability to make payment on its foreign-currency denominated debt;

•	the devaluation of the Argentine Peso, which could adversely affect PEPSA’s results of operations, financial condition and ability to make payment on its foreign-currency denominated debt;

•	increases in export tax rates for crude oil and oil products, which could lead to a reduction in PEPSA’s export margins and cash flows;

•	the imposition of price controls restricting PEPSA’s ability to increase the price of energy and natural gas sold in the Argentine market, which could adversely affect PEPSA’s results of operations, financial condition and ability to make payment on its foreign-currency denominated debt; and

•	the pesification of utility rates, which combined with the devaluation of the Argentine Peso, resulted in payment defaults by three of PEPSA’s affiliated utility companies, TGS, CIESA (the parent of TGS), and Transener, and which could lead to defaults by other affiliated utility companies.

Petrobras is also active in Venezuela, Ecuador, Colombia, Bolivia and Peru. Petrobras’ operations in Venezuela and Bolivia are its most significant international operations outside of Argentina. Petrobras’ operations in Venezuela represented 2.1% of its total production in barrels of oil equivalent in 2003 and 2.6% of its proved crude oil and natural gas reserves at December 31, 2003. Petrobras’ operations in Bolivia represented 1.5% of its total production in barrels of oil equivalent in 2003 and 2.9% of its proved crude oil and natural gas reserves at December 31, 2003. Accordingly, its operations may be negatively affected by:

•	political, social and economic instability in Venezuela and Bolivia, including strikes and other forms of political protest, similar to those experienced by Venezuela during the first quarter of 2003 and by Bolivia during the third quarter of 2003;

•	increases in royalty payments from production in its Venezuelan fields;

•	any decisions by OPEC to decrease production volumes, as Venezuela is a member of OPEC, and Petrobras is subject to any decisions by OPEC to reduce production;

•	any decision by the Venezuelan government to modify the terms and conditions of PEPSA’s operating agreements in Venezuela; and

•	any decision by the Bolivian government to modify the existing energy regulatory framework, including the regulation and taxation of the oil and natural gas industry.

If one or more of the risks described above were to materialize, Petrobras may not achieve its strategic objectives in South America, resulting in a material adverse effect on its results of operations and financial condition.

The current Argentine economic, political and social crisis could adversely affect Petrobras’ Argentine operations.

From the last quarter of 1998 until 2003, the Argentine economy was in a recession marked by reduced levels of consumption and investment, increased unemployment, declining gross domestic product, capital flight and a suspension of payments on its approximately U.S.$95 billion of sovereign debt owed to private creditors. Argentina’s GDP contracted by 4.4% in 2001 and 10.9% in 2002.

On December 1, 2001, the Argentine government led by President Fernando de la Rúa effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, President Fernando de la Rúa resigned, and since then, Argentina has had several presidents, including President Eduardo Duhalde, who held office from January 2002 to May 2003. During his term, President Duhalde and his government undertook a number of far-reaching initiatives, including:

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

On May 25, 2003, a new president, Néstor Kirchner, took office. His current term will expire on December 10, 2007. There remains uncertainty as to the nature and scope of the measures to be adopted by Mr. Kirchner’s government to address many of the country’s unresolved economic problems, including the ongoing renegotiation of the country’s public debt.

During 2003, some economic indicators of the Argentine economy began to stabilize. In 2003, GDP grew by approximately 8.7%, inflation remained below 4%, consumption and investment increased and the peso appreciated significantly against the U.S. dollar. Nevertheless, this return to growth and partial stabilization are recent developments and may not be sustainable. These developments must be viewed against the significant declines preceding 2003 and against the substantial continuing uncertainties in Argentina’s economic and legal environment, including the renegotiation of the country’s external public debt and public utility contracts, restructuring of the financial system and redesigning of the federal fiscal regime. We cannot be certain that the economy will not suffer additional shocks.

Over the last few years, Argentina has also been afflicted by an energy crisis. In May 2002, the Argentine government declared a state of emergency in the supply of hydrocarbons in Argentina. Subsequently, in March 2004, Argentina’s Secretary of Energy issued a resolution pursuant to which limits on natural gas exports may be imposed and, in fact, some limits have already been imposed. Further Argentine political instability, fluctuations in the Argentine economy and governmental actions concerning the economy could adversely affect Petrobras’ operations in Argentina and may have a material adverse impact on its results of operations and financial condition.

Risks Relating to the Relationship between Petrobras and the Brazilian Government

The Brazilian government, as Petrobras’ controlling shareholder, may cause Petrobras to pursue certain macroeconomic and social objectives that may have an adverse effect on its results of operations and financial condition.

The Brazilian government, as Petrobras’ controlling shareholder, has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through Petrobras. Brazilian law requires the Brazilian government to own a majority of Petrobras’ voting stock, and so long as it does, the Brazilian government will have the power to elect a majority of the members of Petrobras’ board of directors and, through them, a majority of the executive officers who are responsible for Petrobras’ day-to-day management. As a result, Petrobras may engage in activities that give preference to the objectives of the Brazilian government rather than to its own economic and business objectives. In particular, Petrobras continues to assist the Brazilian government to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, Petrobras may continue to make investments, incur costs and engage in sales on terms that may have an adverse effect on its results of operations and financial condition.

If the Brazilian government reinstates controls over the prices Petrobras can charge for crude oil and oil products, such price controls could affect Petrobras’ financial condition and results of operations.

In the past, the Brazilian government set prices for crude oil and oil products in Brazil, often below prevailing prices on the world oil markets. These prices involved elements of cross-subsidy among different oil products sold in various regions in Brazil. The cumulative impact of this price regulation system on Petrobras is recorded as an asset on Petrobras’ balance sheet under the line item “Petroleum and Alcohol Account-Receivable from the Brazilian government.” The balance of the account at December 31, 2003 was U.S.$239 million. Effective January 2, 2002, all price controls for crude oil and oil products ended, and while no price controls were imposed on crude oil and oil products in 2002 or 2003, the Brazilian government could decide to reinstate price controls in the future as a result of market instability or other conditions. If this were to occur, Petrobras’ financial condition and results of operations could be adversely affected.

Historical Brazilian government control of Petrobras’ sales prices and regulation of its operating revenues mean that Petrobras’ results of operations cannot be easily compared from year to year.

One of the tools available to the Brazilian government to control inflation and pursue other economic and social objectives has been the regulation of oil product prices. The method by which the Brazilian government has controlled Petrobras’ prices has varied from year to year. Until December 31, 2001, the Brazilian government regulated the prices at which Petrobras was permitted to sell its oil products. The Brazilian government also established freight subsidies to ensure uniform oil product prices throughout Brazil, but these subsidies have since been phased out. Beginning in July 1998, and until the institution of price deregulation on January 2, 2002, the Brazilian government established a new methodology for calculating the price of oil products based on fluctuations in exchange rates and international market prices for relevant benchmark products.

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

A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income. As a result, many oil and gas companies own crude oil and natural gas reserves in other countries. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Petrobras possesses the exclusive right to develop its reserves pursuant to concession agreements awarded to it by the Brazilian government, but if the Brazilian government were to restrict or prevent Petrobras from exploiting these crude oil and natural gas reserves, its ability to generate income would be adversely affected.

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on Petrobras’ business and may have a material adverse effect on Petrobras.

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

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect Petrobras’ financial condition and results of operations.

Petrobras’ principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with recent governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have decreased from 2,489.1% in 1993 to 929.3% in 1994, to 8.4% in 1999 and to 5.3% in 2000. The same index increased to 9.4% during 2001 and to 14.7% in 2002, before decreasing to 10.4% in 2003.

Brazil may experience high levels of inflation in the future. The lower levels of inflation experienced since 1994 may not continue. Future governmental actions, including actions to adjust the value of the Real, could trigger increases in inflation.

Fluctuations in the value of the Real against the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market and could negatively impact Petrobras’ business.

Over the last three fiscal years, approximately 83% of Petrobras’ revenues have been denominated in Reais, although prices for crude oil and oil products have been based on international prices. A substantial portion of Petrobras’ indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to the U.S. dollar and other foreign currencies. In addition, during the year ended December 31, 2003, Petrobras imported approximately U.S.$5.7 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.

As a result of inflationary pressures, the Real and its predecessor currencies have been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the Real and the U.S. dollar and other currencies. For example, the Real declined in value against the U.S. dollar by 18.7% in 2001 and by 52.3% in 2002, before appreciating 18.2% against the U.S. dollar in 2003.

Devaluation of the Real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures by the Brazilian government aimed at stabilizing the Real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil. Policies pursued by the Brazilian government, and investors’ reactions to actual or potential governmental policies, may contribute to economic uncertainty in Brazil and adversely affect Petrobras’ financial condition and results of operations.

Risks Relating to our Debt Securities

The market for our notes may not be liquid.

Our notes are not listed on any securities exchange and are not quoted through an automated quotation system. We can make no assurance as to the liquidity of or trading markets for our notes. We cannot guarantee that the holders of our notes will be able to sell their notes in the future. If a market for our notes does not develop, holders of our notes may not be able to resell the notes for an extended period of time, if at all.

Enforcement of Petrobras’ obligations under the standby purchase agreement might take longer than expected.

Petrobras will enter into a standby purchase agreement in support of our obligation under the notes and an indenture. Petrobras’ obligation to purchase from the noteholders any unpaid amounts of principal, interest and other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise. See “Senior Notes—Standby Purchase Agreements” and “Global Notes—Standby Purchase Agreements.”

Petrobras has been advised by its counsel that the enforcement of the standby purchase agreement in Brazil against Petrobras, if necessary, will occur under a form of judicial process that, while similar, has certain procedural differences from those applicable to enforcement of a guarantee and, as a result, the enforcement of the standby purchase agreement may take longer than would otherwise be the case with a guarantee.

Restrictions on the movement of capital out of Brazil may impair your ability to receive payments on the standby purchase agreement.

The Brazilian government may impose restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.

The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed, would impair or prevent the conversion of payments under the standby purchase agreement from Reais into U.S. Dollars and the remittance of the U.S. Dollars abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

Petrobras may not be able to pay its obligations under the standby purchase agreement in U.S. Dollars.

Payments by Petrobras to us for the import of oil, the expected source of our cash resources to pay our obligations under the notes, will not require approval by or registration with the Central Bank of Brazil. There may be other regulatory requirements that Petrobras will need to comply with in order to make funds available to us. If Petrobras is required to make payments under the standby purchase agreement, Central Bank of Brazil approval will be required to make such payments. Any approval from the Central Bank of Brazil may only be requested when such payment is to be remitted abroad by Petrobras, and will be granted by the Central Bank of Brazil on a case-by-case basis. It is not certain that any such approvals will be obtainable at a future date. In case the noteholders receive payments in Reais corresponding to the equivalent U.S. Dollar amounts due under our notes, it may not be possible to convert these amounts into U.S. Dollars. Petrobras will not need any prior or subsequent approval from the Central Bank of Brazil to use funds it holds abroad to comply with its obligations under the standby purchase agreement.

Petrobras would be required to pay judgments of Brazilian courts enforcing its obligations under the standby purchase agreement only in Reais.

If proceedings were brought in Brazil seeking to enforce Petrobras’ obligations in respect of the standby purchase agreement, Petrobras would be required to discharge its obligations only in Reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than Reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in Reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.

A finding that Petrobras is subject to U.S. bankruptcy laws and that the standby purchase agreement executed by Petrobras was a fraudulent conveyance could result in noteholders losing their legal claim against Petrobras.

Our obligation to make payments on the notes is supported by Petrobras’ obligation under the standby purchase agreement to make payments on our behalf. Petrobras has been advised by its external U.S. counsel that the standby purchase agreement is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, Petrobras has been advised by its general counsel, Mr. Nilton de Almeida Maia, that the laws of Brazil do not prevent the standby purchase agreement from being valid, binding and enforceable against Petrobras in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the standby purchase agreement, and Petrobras, at the time it entered into the standby purchase agreement:

•	was or is insolvent or rendered insolvent by reason of its entry into the standby purchase agreement;

•	was or is engaged in business or transactions for which the assets remaining with Petrobras constituted unreasonably small capital; or

•	intended or intends to incur, or believed or believes that Petrobras would incur, debts beyond its ability to pay such debts as they mature; and

•	in each case, received or receives less than reasonably equivalent value or fair consideration therefor,

then Petrobras’ obligations under the standby purchase agreement could be avoided, or claims in respect of the standby purchase agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the standby purchase agreement on fraudulent conveyance grounds may focus on the benefits, if any, realized by Petrobras as a result of our issuance of these notes. To the extent that the standby purchase agreement is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the notes would not have a claim against Petrobras under the standby purchase agreement and will solely have a claim against us. We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the noteholders relating to any avoided portion of the standby purchase agreement.

Item 4. Information on the Company

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

We are a tax exempt company incorporated with limited liability under the laws of the Cayman Islands. Our registered office is located at Anderson Square Building, P.O. Box 714, George Town, Grand Cayman, Cayman Islands, and our telephone number is 55-21-2534-1410.

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

In addition, we also engage in a number of activities that are conducted by three wholly-owned subsidiaries:

•	Petrobras Europe Limited, or PEL, a United Kingdom company which acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and North Africa;

•	Petrobras Finance Limited, or PFL, a Cayman Islands company, which facilitates an exports prepayment program linked to the resale of fuel oil and bunker fuel bought from Petrobras; and

•	Bear Insurance Company Limited – BEAR, a company incorporated in Bermuda that contracts insurance for Petrobras subsidiaries.

In January 2003, we transferred Petrobras Netherlands B.V., or PNBV, a Dutch company engaged in leasing activities of primarily offshore equipment to be used by Petrobras for exploration and production of crude oil and natural gas, to Petrobras as part of Petrobras’ restructuring of its international business segment. PNBV became a wholly-owned subsidiary of Petrobras, effective as of January, 2003.

Beginning in 2004, as part of a Petrobras restructuring of its offshore subsidiaries in order to centralize trading operations, we have engaged in limited exports of oil and oil products.

Our Principal Commercial Activities

Our principal activity is the purchase of crude oil and oil products for resale to Petrobras and, to a limited extent, third parties. We acquire the crude oil and oil products either through purchases on the spot market or long-term supply contracts. Our crude oil and oil product purchase obligations are, in most instances, guaranteed by Petrobras. We sell the products to Petrobras at our purchase price, plus a premium, determined in accordance with a formula designed to pass on our average costs of capital to Petrobras.

In addition, we finance our oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

The following chart illustrates how we act as the intermediary between international crude oil suppliers and Petrobras.

We purchase crude oil and oil products from international oil suppliers on a free-on-board (F.O.B.) basis under standard terms that traditionally require payment within 30 days from the bill of lading. Petrobras buys crude oil and oil products from us under terms that allow for payment up to 270 days from the date of the bill of lading. Petrobras would typically be unable to meet the 30-day payment term imposed by international suppliers because of the complexity of producing a full set of documents for a single bill of lading when, for example, the shipment to which that bill of lading relates must be delivered to different parts of Brazil and different sets of documents must be delivered to each delivery point. Depending on the unloading ports’ locations, this process may be completed up to 120 days from the vessel’s departure. Because we are not subject to the Brazilian regulations applicable to Petrobras, we can pay the international supplier on time without having to produce these different sets of documents. To cover our financing costs, we include a premium when we sell crude oil and oil products to Petrobras.

Our Principal Suppliers

Our eight principal suppliers represented 63.7% of our total imports for 2003, as compared to 65.7% of our total imports for 2002 and 69.1% of our total imports for 2001. The chart below sets forth information with respect to our principal suppliers for 2003, 2002 and 2001.

OUR PRINCIPAL SUPPLIERS(1)

		Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001
Supplier	Country of Headquarters	Imports (in millions of U.S. dollars)	% of Total Imports	Imports (in millions of U.S. dollars)	% of Total Imports	Imports (in millions of U.S. dollars)	% of Total Imports
Saudi Aramco	Saudi Arabia	$888.5	16.8%	$534.1	10.3%	$587.3	9.4%
Petrobras America, Inc. (PAI)	United States	767.9	14.5	947.1	18.3	1,320.8	21.2
Sonatrach Group	Algeria	647.1	12.3	604.0	11.7	970.8	15.6
Shell	England	362.5	6.9	279.5	5.4	—	—
Mega	Argentina	235.9	4.5	158.1	3.1	—	—
AGIP	Italy	160.7	3.0	—	—	318.3	5.1
Somo	Iraq	159.5	3.0	—	—	—	—
PDVSA Petróleo	Venezuela	141.9	2.7	413.6	8.0	515.9	8.2
Sinochem	England			240.9	4.7	—	—
Reliance	India			217.7	4.2	224.2	3.6
Ryttsa (Repsol-YPF)	Argentina	—	—	—	—	248.8	4.0
Chevron San Jorge	Argentina	—	—	—	—	126.5	2.0

Total		$3,364.0	63.7%	$3,395.0	65.7%	$4,312.6	69.1%

(1)	Excluding suppliers to our subsidiaries

Our Principal Customers

In 2003, Petrobras conducted 99.8% of its crude oil and oil products import activities through us in order to give it the flexibility it needs to meet various delivery and funding requirements. During 2003, we sold crude oil and oil products with a total value of U.S.$ 5,332.1 million, as compared to U.S.$5,191.1 million in 2002 and U.S.$6,250.0 million in 2001.

Our sales of crude oil and oil products to Petrobras and the Alberto Pasqualini refinery (“Refap,” which is 70% owned by Petrobras) represented U.S.$4,408.7 million (82.7%) of our total sales in 2003 and U.S.$ 4,884.7 million (94.1%) of our total sales in 2002. Our sales of crude oil and oil products to third parties and other related parties (excluding Petrobras and Refap) totaled U.S.$923.8 million for 2003, U.S.$306.4 million for 2002 and U.S.$407.6 million for 2001. Our nine principal clients, excluding Petrobras and Refap, represented 67.0% of our sales to third parties and related parties at December 31, 2003, as compared to 80.5% at December 31, 2002 and 68.0% at December 31, 2001.

THIRD PARTY AND RELATED PARTY SALES(1)

	Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001
	Sales	% of Total Sales	Sales	% of Total Sales	Sales	% of Total Sales
	(in millions of U.S. dollars)		(in millions of U.S. dollars)		(in millions of U.S. dollars)
Petrobras America, Inc.	$196.7	21.3%	$104.3	34.0%	$6.3	1.6%
BP	98.7	10.7	28.8	9.4	30.5	7.5
Shell	88.8	9.6			—	—
Ipiranga	61.3	6.6	12.5	4.1	60.5	14.8
Gasmar	52.3	5.7
Manguinhos	38.6	4.2
Unipec	29.1	3.1
Geogas	28.2	3.0
Repsol	25.7	2.8
Gases y Graneles			24.6	8.0	—	—
Ancap			19.2	6.3	—	—
Vitol			16.4	5.4	—	—
EG3			14.6	4.8	—	—
Ferrel			14.0	4.5	20.5	5.3
Gazocean			12.2	4.0	—	—
Glencore	—	—	—	—	56.4	13.8
Cargill	—	—	—	—	39.0	9.6
Contigroup	—	—	—	—	25.7	6.3
Trafigura	—	—	—	—	22.5	5.5
Hin Leong	—	—	—	—	14.8	3.6

Total	$619.4	67.0%	$246.6	80.5%	$276.2	68.0%

(1)	Excludes Petrobras and Refap, as we do not generate profits from sales to Petrobras and Refap. For each year, includes only our nine principal clients during that year.

Petrobras Europe Limited (PEL)

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

Petrobras Finance Limited (PFL)

In December 2001, we established PFL, a wholly-owned subsidiary incorporated and registered in the Cayman Islands. PFL primarily purchases bunker and fuel oil from Petrobras and sells the products in the international market in order to generate export receivables to cover its obligations to transfer these receivables to a trust under an exports prepayment program. The exports prepayment program helps provide PFL with the funding necessary to purchase oil products from Petrobras, as described below.

Bear Insurance Company Limited (BEAR)

In January 2003, we received BEAR from Brasoil. This transaction took place as part of the restructuring of Petrobras’ international business segment. Bear currently serves as an intermediary for Petrobras, advising on, and negotiating the terms and conditions of, certain of Petrobras’ insurance policies.

Exports Prepayment Program

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

On May 21, 2003, the Trust issued to PFL U.S.$550 million of Senior Trust Certificates (the “Series 2003-A Senior Trust Certificates”), maturing on June 1, 2015. On the same date, the Trust issued U.S.$200 million of Senior Trust Certificates (the “Series 2003-B Senior Trust Certificates”), maturing on June 1, 2013. The Series 2003-A Senior Trust Certificates, along with the Series 2003-B Senior Trust Certificates and the Series 2001 Senior Trust Certificates, represent senior undivided beneficial interests in the property of the Trust (other than certain charitable property held by the Trust).

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

In May 2004, the Company, PFL, and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates.

Petrobras’ Bunker Fuel Business

Bunker fuel is a common term for marine fuels that are burned in the boilers or engines of ships. Petrobras produces and exports two types of bunker fuel: intermediate fuel oil or marine fuel (for ships’ main engines and, occasionally, auxiliary engines) and marine diesel fuel or marine gas oil (for auxiliary engines and main engines of military vessels).

Petrobras’ bunker fuel production in 2003 was 26,741 Mbbl (“Mbbl” stands for thousand barrels), as compared to 29,869 Mbbl in 2002. Petrobras’ total bunker fuel production totaled 132,188 Mbbl for the period from January 1, 1999 to December 31, 2003. Petrobras exports approximately 93% of the bunker fuel it produces, with the exception of bunker fuel used by Petrobras’ fleet. Bunker fuel sold in Brazil by Petrobras to ships owned by non-Brazilian companies is considered an export under Brazilian regulations.

PETROBRAS’ ANNUAL BUNKER FUEL PRODUCTION

	2003	2002	2001	2000	1999
	(Mbbl)
Export	21,402	23,653	21,438	18,985	16,866
Domestic Consumption	1,048	1,620	1,533	1,476	2,047
Petrobras Fleet	4,291	4,596	4,497	4,113	4,623

Total	26,741	29,869	27,468	24,574	23,536

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

Fuel Oil Export Sales

The following table sets forth Petrobras’ fuel oil export sales for the period 1999-2003:

FUEL OIL EXPORT SALES

	2003	2002	2001	2000	1999
Millions of U.S.$	967.3	697.0	658.0	482.2	170.8
Millions of Barrels	38.4	30.8	31.5	20.1	14.9

ORGANIZATIONAL STRUCTURE

Petrobras conducts its operations through its Brazilian and international subsidiaries. We are a wholly-owned subsidiary of Petrobras and we conduct certain of our operations through our three wholly-owned subsidiaries. For a description of our subsidiaries and their respective businesses, see “—Business Overview.”

PROPERTY PLANT AND EQUIPMENT

We do not own or lease any materially important physical properties or fixed assets. The majority of our assets were composed of investments in direct-finance leases with Petrobras until December 31, 2002. These investments included contracts to lease various types of materials and equipment utilized for the exploration and production of crude oil and natural gas, including production and drilling platforms, oil tankers, supply boats and other types of ships. We then leased these assets to Petrobras. In January 2003, PNBV was transferred to PETROBRAS in order to group the companies according to the main areas of business. However, we still have negligible assets that we acquire in order to sell to PNBV. The value of this equipment at December 31, 2003 was U.S.$1.3 million.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2003 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2002 and the accompanying notes, which are included in our annual report on Form 20-F for the year ended December 31, 2002, but which are not presented in this annual report. The audited consolidated financial statements for the years ended December 31, 2003 and December 31, 2002 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. In addition, as a subsidiary of Petrobras, we also prepare financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•	Petrobras’ financial condition and results of operations;

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•	our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

We earn income from:

•	sales of crude oil and oil products to Petrobras;

•	limited sales of crude oil and oil products to third parties; and

•	financial income derived from financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketable securities and other financial instruments.

Our operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products; and

•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness, securitization of receivables and inter-company loans from Petrobras.

Our business and financial condition depend to a large degree on the international prices for crude oil (which are very volatile), the volume of crude oil and oil products that Petrobras purchases from us and the volume of bunker fuel, fuel oil and other products PFL sells in connection with Petrobras’ exports prepayment program.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. In years prior to 2003, financial income from sales to Petrobras was calculated according to a formula based on LIBOR, which was designed to reimburse us for estimated financing expenses we incurred in connection with these sales. In January 2003, the interest component of this formula was modified from a formula based on LIBOR to a formula based on a rate which more fully passes on our average costs of capital to Petrobras. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of Operations for the year ended December 31, 2003 (“2003”) compared to the year ended December 31, 2002 (“2002”).

Net Loss

We had a net loss of U.S.$3.0 million in 2003, as compared to a net loss of U.S.$65.5 million in 2002.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 9.2% to U.S.$6,975.5 million in 2003, from U.S.$6,390.2 million in 2002, primarily due to a 16.5% increase in the average price of Brent crude oil from U.S.$24.76 per barrel in 2002 to U.S.$28.84 per barrel in 2003, a 9.7% increase in the volume of sales made by our subsidiary, PFL, in connection with Petrobras’ exports prepayment program and due to the favorable effects of the Iraq war and the effects, primarily in the first quarter, of the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products. The increase was partially offset by a reduction in the volume of oil products we sold to Petrobras as a result of the contraction in the Brazilian economy and the consequent loss of purchasing power among the population.

Lease income

As a result of the transfer of PNBV to Petrobras, we had no income from leases in 2003. In 2002, our lease income was U.S.$36.1 million. See Note 1 to our audited consolidated financial statements.

Cost of Sales

Cost of sales increased 8.6% to U.S.$6,920.1 million in 2003, from U.S.$6,371.5 million in 2002, primarily due to the 16.5% increase in the average price of Brent crude oil in 2003, as compared to 2002, and the 9.7% increase in sales made by our subsidiary PFL in connection with Petrobras’ exports prepayment program. The increase was partially offset by a reduction in the volume of oil products sold to Petrobras as a result of lower demand for such products in the Brazilian market.

Lease Expense

As a result of the transfer of PNBV to Petrobras, we had no expense related to leases in 2003. In 2002, our lease expense was U.S.$24.0 million. See Note 1 to our audited consolidated financial statements.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting and legal services. These expenses increased to U.S.$18.6 million in 2003, as compared to U.S.$1.2 million in 2002, of which U.S.$17.1 million consisted of shipping expenses. In 2003, Petrobras’ management decided to assign to us the responsibility for payment of shipping expenses previously paid by Petrobras. From this point forward, we expect shipping costs to figure permanently as part of our selling, general and administrative expenses.

Gross Profit

Our gross profit reflects profits from our third-party sales of crude oil and oil products and services (since we record profits from sales of crude oil and oil products to Petrobras as financial income). Our gross profit increased 24.3% to U.S.$36.8 million in 2003, as compared to U.S.$29.6 million in 2002, as a result of the 16.5% increase in the average price of Brent crude oil from U.S.$24.76 per barrel in 2002 to U.S.$28.84 per barrel in 2003 and due to the favorable effects of the Iraq war and the effects, primarily in the first quarter, of the political and economic crisis in Venezuela on international prices and supplies of crude oil and oil products.

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketplace securities and other financial instruments. Our financial income increased to U.S.$442.9 million in 2003, from U.S.$219.6 million in 2002, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period previously agreed with Petrobras for receipt of payments related to sales of crude oil and oil products to Petrobras from up to 120 days in early 2002 to up to 270 days beginning in May 2002 and continuing for the remainder of 2002 and throughout all of 2003, increases in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras and a modification of the interest component of the payment formula by which Petrobras reimburses us for our financing costs. In January 2003, this formula was adjusted in order to more fully pass on our average costs of capital to Petrobras.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 53.3% to U.S.$482.7 million in 2003, as compared to U.S.$314.7 million in 2002, primarily due to the increase in the amount of our long-term indebtedness. Our long-term indebtedness increased to U.S.$5,825.3 million at December 31, 2003, as compared to U.S.$3,248.7 million at December 31, 2002. The increase in financial expense was partially offset by the lower average interest rate on our outstanding debt.

Results of Operations for the year ended December 31, 2002 (“2002”) compared to the year ended December 31, 2001 (“2001”).

Net Loss

We had a net loss of U.S.$65.5 million in 2002, as compared to a net loss of U.S.$20.3 million in 2001.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products (including sales of imported crude oil and oil products) and services remained relatively stable, increasing 2.1% to U.S.$6,390.2 million in 2002, from U.S.$6,260.5 million in 2001, primarily due to a slight increase in the average price of Brent crude oil from U.S.$24.42 per barrel in 2001 to U.S.$24.76 per barrel in 2002 and sales made by our subsidiary PFL in connection with Petrobras’ exports prepayment program. This increase was partially offset by a reduction in the volume of oil products we sold to Petrobras as a result of the deregulation of the Brazilian market for oil products.

Lease income

In 2002, our lease income increased to U.S.$36.1 million from U.S.$10.7 million in 2001. This increase is mainly due to the fact that we derived revenue in 2001 exclusively from operating leases of vessels, while in 2002, we also derived revenue from direct financing leases of equipment and platforms that we acquired in 2002.

Cost of Sales

Our cost of sales remained relatively stable, increasing 1.9% to U.S.$6,371.5 million in 2002, as compared to U.S.$6,253.0 million in 2001, primarily due to a slight increase in the average price of Brent crude oil in 2002, as compared to 2001, and to sales made by our subsidiary PFL in connection with Petrobras’ exports prepayment program. This increase was partially offset by a reduction in the volume of oil products sold to Petrobras as a result of lower demand for such products in the Brazilian market..

Lease Expense

Our lease expense increased to U.S.$24.0 million in 2002 from U.S.$10.5 million in 2001. This increase was mainly due to the fact that we incurred lease expenses in 2001 exclusively from operating leases of vessels, while in 2002, we also incurred lease expense from direct financing leases of equipment and platforms.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased to U.S.$1.2 million in 2002, as compared to U.S.$0.1 million in 2001, as a result of fees for financial, consulting and other advisory services.

Gross Profit

Our gross profit increased to U.S.$29.6 million in 2002, as compared to U.S.$7.6 million in 2001, due primarily to U.S.$12.1 million in profits generated by a leasing transaction for platforms, equipment and vessels with Petrobras, as well as, to a lesser extent, our ability to achieve more favorable terms on our third-party sales.

Financial Income

Our financial income increased 38.3% to U.S.$219.6 million in 2002, as compared to U.S.$158.8 million in 2001, primarily due to an increase in loans to related parties and interest received as a result of increases in the time period for receipt of payments related to sales of crude oil and oil products to Petrobras from 120 days to 270 days in the second quarter of 2002 and increases in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras. The increase in financial income was partially offset by a reduction in LIBOR, which, in 2002 and 2001, was a component of the formula designed to reimburse us for financing expenses incurred, and a reduction in volume of sales of oil products to Petrobras.

Financial Expense

Financial expense increased 68.2% to U.S.$314.7 million in 2002, as compared to U.S.$187.1 million in 2001, primarily due to the increase in the amount of our long-term indebtedness.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from loans from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2003, we had cash and cash equivalents of U.S.$1,262.0 million, as compared to U.S.$260.6 million at December 31, 2002. This increase in cash was primarily a result of our issuances of notes in the international capital markets in 2003. Our operating activities used net cash of U.S.$1,306.6 million in 2003, as compared to U.S.$2,038.9 million in 2002, primarily as a result of a decrease in outstanding receivables from sales to related parties. Our investing activities used net cash of U.S.$86.5 million in 2003, as compared to U.S.$1,093.1 million in 2002, primarily as a result of a decrease in loans to related parties. Our financing activities provided net cash of U.S.$2,394.6 million in 2003, as compared to U.S.$3,344.0 million in 2002. This decrease was primarily the result of an increase in principal payments of loans we obtained from related parties.

Accounts Receivable

Accounts receivable from related parties increased 4.7% from U.S.$4,837.1 million at December 31, 2002 to U.S.$ 5,064.5 million at December 31, 2003, as a result of an increase in the interest component of the payment formula by which Petrobras reimburses us for our financing costs, increases in the period of time for receipt of payments beyond the time periods previously agreed with Petrobras and the 16.5% increase in the average price of Brent crude oil from U.S.$24.76 per barrel in 2002 to U.S.$28.84 per barrel in 2003. This increase was partially offset by the lower volume of oil products we sold to Petrobras in 2003.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit, commercial paper and loans payable. At December 31, 2003, we had access to short-term capital through U.S.$274.6 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$380.6 million in guarantees at December 31, 2002. At December 31, 2003 we had accessed U.S.$1,015.3 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$366.1 million accessed at December 31, 2002. The weighted average annual interest rate on these short-term borrowings was 3.9% at December 31, 2003, as compared to 3.4% at December 31, 2002. At December 31, 2003 and 2002, we had fully utilized all available lines of credit for purchase of imports.

We renewed our commercial paper program in May 2003 in an aggregate principal amount of U.S.$160 million in order to finance our working capital requirements. Our commercial paper program is rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. At December 31, 2003 and December 31, 2002, we had no commercial paper notes outstanding.

Our loans payable to related parties, which are principally composed of notes payable to Petrobras, decreased 33.8% from U.S.$3,688.2 million at December 31, 2002 to U.S.$2,442.8 million at December 31, 2003, as a result of our utilization of the net proceeds from the issuance of U.S.$400 million in Global Step-up Notes and U.S.$1,500 million in Global Notes to finance the purchase of crude oil and oil product imports and to repay existing trade-related and inter-company loans and from the fact that, as a result of the transfer of PNBV to Petrobras in January 2003, the liabilities of PNBV are not included in our balance sheet for 2003.

Our Long-Term Borrowings

At December 31, 2003, we had outstanding U.S.$377.5 million in long-term lines of credit due between 2004 and 2006, as compared to U.S.$460.3 million at December 31, 2002. We also had outstanding:

•	U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011. We have subsequently repurchased U.S.$8.5 million of these Notes.

•	U.S.$338.4 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In March 2004, the amount of Senior Exchangeable Notes outstanding was reduced to approximately U.S.$329.7 million because of unexpected environmental liabilities under the terms of a settlement agreement with the former owners of Perez Companc. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%.

•	U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$19.9 million of these Notes.

•	U.S.$1,500 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt. We have subsequently repurchased U.S.$18.4 million of the Global Notes.

•	U.S.$1,767.3 ($60.5 million current portion) million in connection with Petrobras’ exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 21, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 21, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. We have subsequently repurchased U.S.$7.2 million of the Senior Trust Certificates.

The following table shows the sources of our current and long-term debt at December 31, 2003 and December 31, 2002:

CURRENT AND LONG-TERM DEBT

	December 31, 2003				December 31, 2002
	(in millions of U.S. dollars)
	Current		Long-term		Current		Long-term
Financing institutions	U.S.$	1,015.3	U.S.$	377.5	U.S.$	366.1	U.S.$	460.3
Senior notes		53.6		1,541.5		53.6		1,550.0
Global Step-up Notes		9.0		380.1
Global Notes		4.4		1,488.1
Sale of future receivables		61.8		1,699.7		0.6		900.0
Senior exchangeable notes		3.8		338.4		3.3		338.4

	U.S.$	1,147.9	U.S.$	5,825.3	U.S.$	423.6	U.S.$	3,248.7

The following table shows the sources of our capital markets debt outstanding at December 31, 2003:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount (in millions of U.S. dollars)
9.125% Senior Notes due 2007(2) (6)	U.S.$	500
4.750% Senior Exchangeable Notes due 2007(3)		338
9.875% Senior Notes due 2008(2) (6)		450
6.750% Senior Trust Certificates due 2010(4)		95
Floating Rate Senior Trust Certificates due 2010(4)		55
9.750% Senior Notes due 2011(2) (6)		600
6.600% Senior Trust Certificates due 2011(4)		300
Floating Rate Senior Trust Certificates due 2013(4)		300
3.748% Senior Trust Certificates due 2013(4)		200
6.436% Senior Trust Certificates due 2015(4)		517
Global Step-up Notes due 2008(5)		400
9.125% Global Notes due 2013(2) (7)		750
8.375% Global Notes due 2018(2) (7)		750

Total	U.S.$	5,255

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)	Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A.
(4)	Issued in connection with Petrobras’ exports prepayment program. We have subsequently repurchased U.S.$7.2 million.
(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$19.9 million.
(6)	Of the aggregate U.S.$1550.0 million of Senior Notes, we have repurchased U.S.$8.4 million.
(7)	Of the aggregate U.S.$1500.0 million of Global Notes, we have repurchased U.S.$18.4 million.

Off-Balance Sheet Arrangements

At December 31, 2003, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

We primarily utilize funds to finance our oil trade activities and to repay our outstanding indebtedness. The following table sets forth our contractual obligations as of December 31, 2003, and the period in which the contractual obligations come due.

	Payments due by period (in millions of U.S. dollars)
Contractual Obligations as of December 31, 2003:	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt*	6,049.3	224.0	668.2	1985.0	3,172.1
Purchase obligations	290.0	197.0	15.0	14.0	64.0

Total	6,339.3	421.0	683.2	1,999.0	3,236.1

*	includes Junior Trust Notes

We have entered into several short-term contracts which collectively obligate us to purchase a minimum of approximately 139,344 barrels of crude oil and oil products per day at market prices.

Critical Accounting Policies

We believe that there are no critical accounting policies in connection with the preparation of our financial statements. As an offshore finance company, our accounting is limited to basic debt transactions and the accounting for revenues and costs associated with oil product exports and imports.

Recent Accounting Pronouncements

In January 2003, FASB issued Interpretation No. 46 - Consolidation of Variable Interest Entities, which was later revised in December 2003 (FIN 46-R). FIN 46-R provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46-R, variable interest entities are required to be consolidated by an enterprise that has a controlling financial interest through an obligation to absorb the majority of expected losses or the right to receive the majority of expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards, which finance the variable interest entities, despite the voting interest in the entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. FIN 46-R must be adopted for variable interest entities created before February 1, 2003, at the end of the first interim or annual reporting period ended after March 15, 2004.

We have concluded that we do not have any entities or transactions that are subject to the requirements of FIN 46-R.

Item 6. Directors, Senior Management and Employees

We are managed by a board of directors, consisting of three members, and by our executive officers. The board of directors is responsible for preparing our year-end accounts, convening shareholders’ meetings and reviewing and monitoring our financial performance and strategy. Although not required by our bylaws, it is our policy that the Chairman and all of our executive officers be Petrobras employees. All of the current executive officers are experienced managers from Petrobras, some of whom have served on the boards of directors of Petrobras subsidiaries and in representative offices abroad. The executive officers work as a board and are responsible for our day-to-day management.

Our board of directors serve indefinite terms and can be removed with or without cause. The following table sets forth certain information about our board of directors.

BOARD OF DIRECTORS

Name	Date of Birth	Position	Year of Appointment
Almir Guilherme Barbassa	May 19, 1947	Chairman	1999
Marcos Antonio Silva Menezes	March 24, 1952	Director	2003
Nilo Carvalho Vieira Filho	October 26, 1954	Director	2003

Almir Guilherme Barbassa. Mr. Barbassa has been our Chairman and Executive Manager of Corporate Finance of Petrobras since July 12, 1999. He joined Petrobras in 1974 and served in Braspetro as Financial Manager in the Middle East, North Africa, the United States and Brazil, and as Financial Director from 1993 to 1999. In addition, he was a professor in the economics department of the Petrópolis Catholic University and of the Faculdades Integradas Bennett from 1973 to 1979.

Marcos Antonio Silva Menezes. Mr. Menezes has been our Executive Manager of the Accounting Department of Petrobras since 1998. He joined Petrobras in 1976 and served as Adjunct Superintendent of the former SEFIN – Financial Services (1995-1998). He currently serves as a member of the fiscal council Fundação de Seguridade Social - PETROS (since 1995) and Companhia de Gás da Bahia - BAHIAGÁS (since 2003), as well as the chairman of the fiscal council of Instituto Brasileiro de Petróleo e Gás (since 1998) and Organização Nacional das Indústrias de Petróleo - ONIP (since 1999).

Nilo Carvalho Vieira Filho. Mr. Vieira has been our Executive Manager of Marketing and Trading since June 25, 2004. He joined Petrobras in March 1985 as a supply engineer. Since then, he has occupied the positions of supply manager at Petrobras (1990-1994), head of external trading (1995-1999), Director of Braspetro (2000-2001) and Director of Eg3 in Argentina (2002-2004).

The following table sets forth certain information about our executive officers.

EXECUTIVE OFFICERS

Name	Date of Birth	Position
Cláudia Valéria Carreiro de Souza	March 8, 1963	Commercial Manager
Daniel Lima de Oliveira	December 29, 1951	Financial Manager
Mariângela Monteiro Tizatto	August 9, 1960	Accounting Manager
Nilton Antônio de Almeida Maia	June 21, 1957	Legal Manager
Gérson Luiz Gonçalves	September 29, 1953	Auditor Manager
Isabela Cesário de Faria Alvim	July 11, 1961	Secretary

Cláudia Valéria Carreiro de Souza. Ms. Carreiro became an executive officer of our company on March 19, 2000. She joined Petrobras in 1990 and has served as our Commercial Department Manager for Petroleum Products Supply and Trading since 1994.

Daniel Lima de Oliveira. Mr. Lima de Oliveira became an executive officer of our company on April 19, 2000. He joined Petrobras in 1976 as a supply engineer in the Commercial Department. In 1982 he moved to the Financial Department where he worked in the short-term credit division and served as Assistant to the General Manager. From 1984 until 1988, he served as Financial Manager of Petrobras’ London office. From 1988 to 1999, he served as a manager at Braspetro and a financial manager of the New York office. Since January 2002, he has been a director of Petrobras International Braspetro BV-PIB BV and Braspetro Oil Services Company-BRASOIL. He has served as our financial manager since 1999.

Mariângela Monteiro Tizatto. Ms. Tizatto has served as our Accounting Manager since April 4, 1998. She joined Petrobras in 1989 as an accountant in the Accounting Department. Since 1999, she has served as Petrobras’ General Manager for Accounting Operations. From 1990 to 1995, she was Manager of Petrobras’ Consolidated Accounting System, and from 1995 to 1999, she served as Manager of Petrobras’ Division of Corporate Accounting. Before joining Petrobras, Ms. Tizatto was Manager of Auditing for Deloitte Touche Tohmatsu, where she worked for seven years. She was also a professor of advanced accounting at the Faculdade Moraes Junior in Rio de Janeiro (1990).

Nilton Antônio de Almeida Maia. Mr. Maia has served as our Legal Manager since April 19, 2000. He joined Petrobras in 1984 as an internal auditor. He has served as a tax consultant to Petrobras’ Legal Department, and since early 2000, has served as General Manager for the Finance and Tax Division. Mr. Maia currently serves as General Counsel for Petrobras. He has completed post-graduate degrees in law, with specializations in energy and tax law, from the Universidade Cândido Mendes and the Universidade Estácio de Sá.

Gerson Luiz Gonçalves. Mr. Gonçalves has served as our Auditor Manager since April 19, 2000. He joined the Internal Audit Department of Petrobras in 1976 and has been Petrobras’ Executive Manager for Internal Auditing for the last six years. He is responsible for all of Petrobras’ internal accounting control activities. Mr. Gonçalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and of the United States’ Institute of Internal Auditors (IIA).

Isabela Cesário de Faria Alvim. Ms. Alvim has served as our Secretary since April 2004. She joined Petrobras in 1984 as an analyst for Maritime Transport. Since 1995 she has been working in the Finance Department.

Compensation of Directors and Executive Officers

Our directors and executive officers are paid by Petrobras in respect of their function as Petrobras employees, but they do not receive any additional compensation, pension or other benefits from us or Petrobras in respect of their functions as our directors or officers, as the case may be.

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

Employees

With the exception of fourteen employees of PEL, our personnel consists solely of Petrobras employees, and we rely on Petrobras to provide all administrative functions.

Share Ownership

As of June 16, 2004, we had 50,000 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by Petrobras.

Item 7. Major Shareholders and Related Party Transactions

We are a wholly-owned subsidiary of Petrobras. We have numerous transactions with Petrobras and other affiliated companies in the ordinary course of business, as our primary function is to purchase crude oil and oil products for sale to Petrobras.

Transactions with related parties resulted in the following balances:

	December 31, 2003		December 31, 2002
	Assets	Liabilities	Assets	Liabilities
	(in millions of U.S. dollars)
Assets
Current
Accounts receivable	$5,064.5		$4,837.1
Notes receivable(1)	1,388.0		1,157.9
Marketable Securities	18.0		51.9
Exports Prepayment	72.5		1.2
Other			1.0
Other non current
Notes receivable	338.4		473.7
Exports prepayment	1,406.9		750.0
Net investment in direct financing Leases	—		832.3
Marketable securities	—		2.4
Other	—		3.3
Liabilities
Current
Trade accounts Payable		271.0		292.0
Notes payable(1)		2,442.8		3,688.2
Unearned income		61.9		48.6

Total	$8,288.3	$2,775.7	$8,110.8	$4,028.8

Current	$6,543.0	$2,775.7	$6,049.1	$4,028.8

Long-term	$1,745.3		$2,061.7

(1)	Our notes receivable from and payable to Petrobras bear interest at LIBOR plus 3.0% per year.

The principal transactions with related parties are as follows:

	Years ended December 31,
	2003		2002		2001
	(in millions of U.S. dollars)
	Income	Expense	Income	Expense	Income	Expense
Sales of crude oil and oil products and services
PETROBRAS	$3,618.8		$4,208.2		$5,115.2
REFAP S.A.	794.3		680.5		738.9
Petrobras America, Inc.—PAI	1,109.9		467.7		6.4
BR Distribuidora	4.3		4.5
EG3 S.A.	10.0		14.6
Others	5.8
Cost of sales
PETROBRAS		(1,670.0)		(1,212.7)		(95.3)
Petrobras America, Inc.—PAI		(767.9)		(947.1)		(1,320.8)
Braspetro Oil Services Company—BRASOIL		(87.6)		(55.2)		(83.3)
Companhia MEGA S.A.		(235.9)		(158.1)		(148.7)
Eg3 S.A.		(74.5)
Fronape International Company		—		(34.2)		(10.5)
Others		(15.5)		(1.7)
Lease income (expense)
PETROBRAS	—	—	22.9	(5.7)
Braspetro Oil Services Company—BRASOIL	—	—	13.1	(5.2)
Fronape International Company	—	—		(13.1)
Selling, general and administrative expense
PETROBRAS		(17.1)
Financial income
PETROBRAS	313.7		161.6		127.0
REFAP S.A.	8.8		8.2		14.4
Braspetro Oil Company—BOC	14.4		6.9		5.0
Braspetro Oil Services Company—BRASOIL	9.4		5.8		3.7
Fronape International Company	—		6.8		4.8
PIB.B.V	51.5		10.7		0.6
Marlim	3.3		2.0
Others	0.6
Financial expense
PETROBRAS		(111.0)		(55.6)		(52.0)
Braspetro Oil Services Company—BRASOIL		(0.9)		(5.7)		(15.4)

Total	$5,944.8	$(2,980.4)	$5,613.5	$(2,494.3)	$6,016.0	$(1,726.0)

Since our inception there have been no, and there are no proposed, material transactions in which any of our officers and directors is a party. We do not extend any loans to our officers and directors.

Item 8. Financial Information

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

Item 9. The Offer and Listing

Our common stock is not registered and there is no trading market for it. Our Senior Notes are listed in the Luxembourg Stock Exchange. Our Global-Step Up Notes and our Global Notes have not been listed on any securities exchange. Our other debt securities have not been listed on any other exchange.

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

Objects and Purposes

Our Memorandum and Articles of Association grants us full power and authority to carry out the business of petroleum marketing, sales, financing and transportation and any business incidental thereto. As a matter of Cayman Islands law, we cannot trade in the Cayman Islands except in furtherance of the business carried on outside the Cayman Islands.

Directors

Directors may vote on a proposal, arrangement or contract in which they are interested. However, interested directors must declare the nature of their interest at a directors’ meeting. If the interested directors declare their interest, their votes are counted and they are counted in the quorum of such meeting.

The directors may, in our name, exercise their powers to borrow money, issue debt securities and to mortgage or charge any of the undertaking or property of our company and are generally responsible for its day-to-day management and administration.

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

Sale or disposition of Notes

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. Holder’s tax basis in the note increased by any amounts included in gross income by such U.S. Holders as OID and reduced by any payments other than payments of qualified stated interest on that note. A U.S. Holder’s tax basis in the note will generally equal the U.S. Holder’s cost for the note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note will generally be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The gain or loss realized by a U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%.

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

SENIOR NOTES

We have issued three series of Senior Notes in the aggregate amount of U.S.$1,550.0 million. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations—Liquidity and Capital Resources.” The terms of each of these series of Senior Notes, and the material agreements which set forth their terms, are substantially similar and are summarized below.

Indentures

We issued each series of Senior Notes pursuant to an indenture between us, as the issuer, and The Bank of New York, as trustee. The terms of the indentures require us and our subsidiaries, among other things, to:

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

GLOBAL NOTES

On March 31, 2003, we issued U.S.$400 million of Global Step-Up Notes due 2008, which bear interest from March 31, 2003 at the rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% thereafter. On July 2, 2003, we issued U.S.$500 million of 9.125% Global Notes. On September 18, 2003, we issued an additional U.S.$250 million in 9.125% Global Notes, which form a single fungible series with the U.S.$500 million Global Notes due July 2013. On December 10, 2003, we issued U.S.$750 million of 8.375% Global Notes due 2018.

We issued these notes pursuant to our and Petrobras’ U.S.$8 billion shelf registration statement on Form F-3, which was filed with the SEC on July 2, 2002. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Results of Operations—Liquidity and Capital Resources.”

The terms of these notes are summarized below.

Indenture

We issued the Global Notes pursuant to an indenture between us, as the issuer, and JP Morgan Chase Bank, as trustee, dated as of July 19, 2002. The U.S.$400 million Global Step-Up Notes due 2008 were supplemented by the first supplemental indenture dated as of March 31, 2003, among us, Petrobras and the trustee. The U.S.$500 million 9.125% Global Notes issued on July 2, 2003 due 2013 were supplemented by the second supplemental indenture dated as of July 2, 2003, among us, Petrobras and the trustee. The U.S.$250 million 9.125% Global Notes issued on September 18, 2003 due 2013 were supplemented by the amended and restated second supplemental indenture dated as of September 18, 2003, among us, Petrobras and the trustee. The U.S.$750 million 8.375% Global Notes due 2018 were supplemented by the third supplemental indenture dated as of December 10, 2003, among us, Petrobras and the trustee. When we refer to the indenture in this section, we are referring to the indenture as supplemented by the first, second, amended and restated second and third supplemental indentures.

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

Standby Purchase Agreement

Our Global Notes have the benefit of credit support from Petrobras in the form of a standby purchase agreement under which Petrobras is obligated to make certain payments to the trustee in the event we fail to make required payments of principal, interest and other amounts due under the senior Global Notes and the indenture. Subject to certain limitations, Petrobras is required to purchase from the holders of the notes and pay to the trustee amounts in respect of the noteholders’ right to receive:

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

The Global Notes did not include a letter of credit or political risk insurance.

SALE OF FUTURE RECEIVABLES

In connection with Petrobras’ exports prepayment program, PFL has received senior and junior trust certificates in the aggregate amount of U.S.$1,800.0 million. See Item 4. “Information on the Company—Business Overview—Export Prepayment Program.”

The Prepayment Agreement

Pursuant to a prepayment agreement entered into by Petrobras and PFL, Petrobras undertook to deliver, for as long as any Senior and Junior Trust Certificates remain outstanding, in each quarterly period, a quantity of Eligible Products having a market value equal to any scheduled payments of interest on and principal of the Senior and Junior Trust Certificates.

The Master Export Contract

As long as any Senior Trust Certificates or any amounts payable to the insurers remain outstanding, Petrobras will deliver, in each quarterly period, a quantity of Eligible Products having a value equal to any scheduled payments of interest, principal or other amounts due under the Senior Trust Certificates. Under the Master Export Contract, Petrobras exports and sells Eligible Products to PFL during each quarterly period:

•	in an amount equal to at least 80% of the total volume of all bunker fuel and fuel oil (collectively, Heavy Fuel Oil) exported by Petrobras during that quarterly period; and

•	with a value (based upon the net invoice price at which such Eligible Products are actually sold by PFL) equal to at least:

–	the highest aggregate amount scheduled to be paid by the Trustee in any quarterly period during the remaining term of any series of Senior Trust Certificates at the time outstanding, with respect to interest, principal and other amounts due under the Senior Trust Certificates multiplied by

–	a factor that fluctuates between 2.0 and 3.0, depending upon the level of sales of Eligible Products by PFL that are contracted to be made under arrangements that provide for a minimum price per barrel or other hedging arrangements and the relevant minimum price or price established by such hedging arrangements.

Petrobras also agrees that its average daily gross exports of fuel oil and bunker fuel for any rolling twelve-month period will be equal to at least 70,000 barrels of fuel oil and bunker fuel. Petrobras is not relieved of its obligations to deliver Eligible Products under the Master Export Contract or the Prepayment Agreement, for any reason, including, without limitation, as a result of force majeure or on non-payment by PFL.

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

Sales Agreements

PFL sells Eligible Products purchased from Petrobras or its affiliates though the following agreements:

•	Offtake Contracts with Citibank, N.A, as Offtaker, pursuant to which PFL agreed to deliver and sell, and Citibank N.A. agreed to accept and purchase, during each quarterly delivery period, Eligible Products with a value equal to at least 1.1 times the amounts scheduled to be paid in respect of the Series 2001 and 2003 Senior Trust Certificates on the payment date immediately following the end of such quarterly delivery period.

•	A Product Sale Agreement with PAI, which may purchase Eligible Products from time to time from PFL and sell them to buyers primarily in the United States and its territories; and

•	Sales to other purchasers of Eligible Products in the open market.

The Receivables Purchase Agreement

Pursuant to a Receivables Purchase Agreement, PFL sells to the Trustee the rights to a specified amount of designated receivables to be generated from the sale of Eligible Products by PFL. In exchange, the Trustee issued to PFL the Senior and Junior Trust Certificates. The rights to the purchased receivables acquired by the Trust on the closing date consists of:

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

The Insurance and Reimbursement Agreements

Each of the 2001 series and the 2003 B series of Senior Trust Certificates features credit enhancement by means of a financial guaranty insurance policy. See Item 4. “Information on the Company — Business Overview — Exports Prepayment Programs.”

The parties also entered into Insurance and Reimbursement Agreements pursuant to which, among other things, the Trustee has agreed to reimburse, with interest, MBIA, Ambac and XL Capital Assurance Inc., as applicable, for amounts paid pursuant to claims made under their respective financial guaranty insurance policies.

MATERIAL CONTRACTS

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

As a foreign private issuer, we were not required to make filings with the SEC via Edgar prior to November 4th, 2002, although we were permitted to do so. Any filings we make electronically will be available to the Public over the Internet at the SEC’s website at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

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

Our borrowings are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 2.6% to 5.2%. The weighted average annual interest rate for our short-term debt at December 31, 2003 was 3.85%, compared to 3.48% at December 31, 2002.

The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for our long-term debt obligations at December 31, 2003:

CALENDAR YEAR OF EXPECTED MATURITY DATE FOR DEBT

(in thousands of U.S. dollars, except for percentages)

December 31, 2003

Debt Obligations	2005	2006	2007	2008	2009	2010-2018	Total	Fair Value Dec 31, 2003
Debt in U.S. Dollars:
Fixed rate debt	105,378	116,638	957,006	949,921	130,338	2,762,505	5,021,786	$5,475,399
Average interest rate	7.14%	7.12%	7.71%	10.80%	7.17%	8.63%
Variable rate debt	153,970	292,240	37,750	40,250	42,880	236,460	803,550	807,666
Average interest rate	4.18%	3.93%	6.19%	6.19%	6.19%	5.84%

Total debt obligations	259,348	408,878	994,756	990,171	173,218	2,998,965	5,825,336	$6,283,065

Total Debt Portfolio	2003
U.S. Dollars:
Fixed rate debt	86.2%
Floating rate debt	13.8%
Total	100.0%

At December 31, 2003, 13.8% of our debt was dollar-denominated floating rate debt and 86.2% of our debt was dollar-denominated fixed rate debt. Since all of our debt is dollar denominated, we are not subject to material foreign exchange rate risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Financial Manager, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Financial Manager concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting in 2003 that has materially affect or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our board of directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our board of directors has reviewed the qualifications and backgrounds of its members and determined that, although no one member of the board of directors is an “audit committee financial expert” within the meaning of this Item 16A, the combined qualifications and experience of the members of the board of directors give it collectively the financial expertise necessary to discharge its responsibilities.

ITEM 16B. Code of Ethics

Petrobras has adopted a Code of Ethics applicable to its employees and a Code of Good Practices applicable to its directors and executive officers. Petrobras’ Code of Ethics and Code of Good Practices are also applicable to us and apply to our directors. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on Petrobras’ website: www.petrobras.com.br/investor relations/corporate governance.

ITEM 16C. Principal Accountant Fees and Services

Principal Accountant Fees

The following table sets forth the fees billed to us by our independent auditors, Pricewaterhouse Coopers Auditores Independentes in 2002 and from January to March of 2003, and Ernst & Young Auditores Independentes S/S from March 2003 until December 31, 2003, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
	PWC	EY	PWC	Total
	(thousands of U.S. dollars)
Audit Fees	260	54	100	154
Audit-Related Fees	79	7	204	211
Tax Fees	–	–	–	–
All Other Fees	–	–	–	–

Total Fees	339	61	304	365

“Audit Fees” are the aggregate fees billed by Ernst & Young Auditores Independentes S/S and Pricewaterhouse Coopers Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees disclosed under the category “Audit-Related Fees” are mainly related to services provided in connection with the issuance of our notes in the international capital markets and our exports prepayment program.

Audit Committee Approval Policies and Procedures

Since Petrobras does not have an audit committee as defined by the SEC, Petrobras’ board of directors serves as its audit committee for purposes of the Sarbanes-Oxley Act of 2002. Petrobras’ board of directors has not established pre-approval policies and procedures for the engagement of independent auditors for services rendered to it or its subsidiaries, including us. Petrobras’ board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for all services provided to us. Petrobras’ by-laws prohibit our independent auditors from providing any consulting services to us.

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

The following financial statements, together with the reports of Ernst & Young Auditores Independentes S/S thereon, are filed as a part of this annual report:

Item 19. Exhibits

Exhibit No:	Description
Exhibit 1	Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2	Indenture, dated as of May 9, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.1	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.2	Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.3	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.4	Indenture, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 1/8% Senior Notes due 2007 (incorporated by reference to Exhibit 2.19 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

Exhibit 2.5	Indenture, dated as of July 19, 2002, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.5 of the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

Exhibit 2.6	First Supplemental Indenture, dated as of March 31, 2003, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee, relating to the 9.00% Global Step-Up Notes due 2008 (incorporated by reference to Exhibit 2.6 of the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 1-115106)).

Exhibit 2.7	Second Supplemental Indenture, dated as of July 2, 2003, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013.

Exhibit 2.8	Second Supplemental Indenture, amended and restated, dated as of September 18, 2003, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013.

Exhibit 2.9	Third Supplemental Indenture, dated as of December 10, 2003, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018.

Exhibit 2.10	Registration Rights Agreement, dated as of May 9, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.11	Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to

Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.12	Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.20 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

Exhibit 2.13	Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.14	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.15	Standby Purchase Agreement, dated as of July 6, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.16	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.17	Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.21 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

Exhibit 2.18	Standby Purchase Agreement dated as of March 31, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.19	Standby Purchase Agreement dated as of July 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

Exhibit 2.20	Amended and Restated Standby Purchase Agreement initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

Exhibit 2.21	Standby Purchase Agreement dated as of December 10, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

Exhibit 2.22	Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras International Finance Company and UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.13 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.23	Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.24	Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A. – Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.25	Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.26	Letter Agreement relating to the Depositary Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.20 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.27	Administrative Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.28	Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.22 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.29	Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.30	Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.31	Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.32	Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.33	Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Ernst & Young Auditores Independentes S/S consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333 - 92044) of Petroleo Brasileiro S.A.—PETROBRAS (“Petrobras”) of its report dated February 13, 2004, with respect to the consolidated financial statements for the year ended December 31, 2003 of Petrobras International Finance Company (PIFCo) and its subsidiaries included in the Annual Report (Form 20-F) of PIFCo for the year ended December 31, 2003.

GLOSSARY OF PETROLEUM INDUSTRY TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“barrels” or “bbls”	Barrels of crude oil.

“catalytic cracking”	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including NGLs.

“distillation”	A process by which liquids are separated or refined by vaporization followed by condensation.

“heavy crude oil”	Crude oil with API density less than or equal to 27°.

“light crude oil”	Crude oil with API density higher than 27°.

“LPG”	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

“NGLs”	Natural gas liquids, which are light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures.

“Proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

ABBREVIATIONS

Bbl	Barrel
Bcf	Billion cubic feet
Boe	Barrels of oil equivalent
Bpd	Barrels per day
Cf	Cubic feet
Km	Kilometer
Km2	Square kilometers
Mbbl	Thousand barrels
Mboe	Thousand barrels of oil equivalent
Mbpd	Thousand barrels per day
Mcf	Thousand cubic feet
MMbbl	Million barrels
MMboe	Million barrels of oil equivalent
MMcf	Million cubic feet
MMcmd	Million cubic meters per day
MMcfpd	Million cubic feet per day
MMscfd	Million standard cubic feet per day
m3	Cubic meters

CONVERSION TABLE

1 barrel	=	42 U.S. gallons
1 domestic barrel of oil equivalent	=	1 barrel of crude oil	=	5,614.4 cubic feet of natural gas through December 31, 1999 and 6,000 cubic feet of natural gas as of December 31, 2000.
1 international barrel of oil equivalent	=	1 barrel of crude oil	=	6,000.0 cubic feet of natural gas
1 cubic meter of natural gas	=	35.314 cubic feet	=	0.0063 barrels of oil equivalent
1 Km	=	0.625 miles
1 Km2	=	247.1 acres
1 ton of crude oil	=	1 metric ton (1,000 kilograms of crude oil)	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)
1 meter	=	3.2808 feet

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

Date: June 30, 2004

CONSOLIDATED FINANCIAL STATEMENTS

PETROBRAS INTERNATIONAL FINANCE COMPANY

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. – PETROBRAS)

Years ended December 31, 2003 and 2002 together with Report of Independent Registered Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of

PETROBRAS INTERNATIONAL FINANCE COMPANY

We have audited the accompanying consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

February 13, 2004

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEET

As of December 31, 2003 and 2002

(In thousands of US dollars)

	December 31, 2003	December 31, 2002
Assets

Current assets
Cash and cash equivalents	1,262,039	260,629
Marketable securities	17,960	61,673
Accounts receivable
Related parties	5,064,472	4,837,080
Trade	109,415	57,073
Notes receivable - related parties	1,388,004	1,157,930
Inventories	6,443	4,506
Export prepayments – related parties	72,482	1,189
Restricted deposits for guarantees and others	81,976	7,889

	8,002,791	6,387,969

Property and equipment	41	110

Other assets
Marketable securities	—	36,299
Advances to suppliers	—	19,027
Notes receivable - related parties	338,416	473,632
Assets related to export prepayments	300,000	150,000
Export prepayment – related parties	1,406,850	750,000
Net investment in direct financing leases from related party	—	832,319
Restricted deposits for guarantees and prepaid expenses	148,510	47,946

	2,193,776	2,309,223

Total assets	10,196,608	8,697,302

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEET

As of December 31, 2003 and 2002

(In thousands of US dollars)

	December 31, 2003	December 31, 2002
Liabilities and stockholders’ equity

Current liabilities
Trade accounts payable
Related parties	270,950	291,980
Other	349,029	281,133
Notes payable - related parties	2,442,778	3,688,249
Short-term financing	852,390	285,770
Current portion of long term debt	224,002	81,700
Accrued interest	71,494	56,169
Unearned income - related parties	61,866	48,563
Capital lease obligations	—	68,948
Others	3,922	415

	4,276,431	4,802,927

Long-term liabilities
Capital lease obligations	—	601,733
Long-term debt	5,825,336	3,248,716

	5,825,336	3,850,449

Stockholders’ equity
Shares authorized and issued
Common stock - 2003 and 2002 - 50,000 shares, par value US$ 1	50	50
Additional paid in capital	173,926	120,000
Accumulated deficit	(79,135)	(76,124)

	94,841	43,926

Total liabilities and stockholders’ equity	10,196,608	8,697,302

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF OPERATIONS

Years Ended December 31, 2003, 2002 and 2001

(In thousands of US dollars, except share amounts)

	Years ended December 31,
	2003	2002	2001
Sales of crude oil and oil products and services	6,975,538	6,390,226	6,260,514
Lease income	—	36,062	10,682

	6,975,538	6,426,288	6,271,196

Cost of sales	6,920,177	6,371,465	6,253,009
Lease expense	—	24,004	10,542
Selling, general and administrative expenses	18,600	1,178	114

	6,938,777	6,396,647	6,263,665

Gross profit	36,761	29,641	7,531

Financial income	442,878	219,580	158,804

Financial expense	482,650	314,683	187,101

Gain on materials and equipment	—	—	435

Net (loss) for the year	(3,011)	(65,462)	(20,331)

Weighted average number of shares outstanding	50,000	50,000	50,000

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2003, 2002 and 2001

(In thousands of US dollars)

	December 31, 2003	December 31, 2002	December 31, 2001
Common stock	50	50	50

Additional paid in capital
Balance at January 1	120,000	60,000	—
Capital contribution from PETROBRAS related to transfer of PNBV	53,926	—	—
Conversion of loans to capital	—	60,000	60,000

Balance at end of year	173,926	120,000	60,000

Accumulated deficit
Balance at January 1	(76,124)	(10,662)	9,669
Loss for the year	(3,011)	(65,462)	(20,331)

Balance at end of year	(79,135)	(76,124)	(10,662)

Total stockholders’ equity	94,841	43,926	49,388

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

(In thousands of US dollars)

	Years ended December 31,
	2003	2002	2001
Cash flows from operating activities
Net loss for the year	(3,011)	(65,462)	(20,331)
Adjustments to reconcile net loss to net cash
Depreciation and amortization	8,346	9,347	8,041
Decrease (increase) in assets
Accounts receivable
Related parties	(410,756)	(2,069,800)	426,316
Other	(62,143)	(12,333)	(5,132)
Export prepayments – related parties	(722,000)	—	(750,000)
Other assets	(228,234)	(38,205)	(65,602)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	(3,439)	3,912	217,226
Other	82,210	50,133	(362,190)
Other liabilities	32,398	83,485	(6,916)

Net cash provided by (used in) operating activities	(1,306,629)	(2,038,923)	(558,588)

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiary to PETROBRAS	(743)	—	—
Cash acquired in connection with transfer of subsidiary from BRASOIL	2,988	—	—
Marketable securities, net	80,012	(96,385)	—
Issuance of notes receivable	(1,400,290)	(2,247,658)	(1,397,655)
Collection of principal on notes receivable	1,231,526	1,422,122	1,210,383
Assets held for sale	—	—	(144,721)
Property and equipment	(28)	(37)	(213)
Advances to suppliers	—	(7,718)	(11,309)
Net investment in direct financing activities from related party	—	(163,414)	(156,017)

Net cash used in investing activities	(86,535)	(1,093,090)	(499,532)

Cash flows from financing activities
Short-term debt, net issuance and repayments	566,620	(489,657)	245,075
Proceeds from issuance of long-term debt	2,837,675	657,000	2,165,000
Principal payments of long - term debt	(268,371)	(215,000)	(10,000)
Proceeds from short term loans - related parties	9,618,929	6,861,572	3,654,629
Principal payments of short term loans – related parties	(10,375,070)	(3,469,866)	(4,961,129)
Capital contribution	14,791	—	—
Dividends paid	—	—	(38,060)

Net cash provided by financing activities	2,394,574	3,344,049	1,055,515

Increase (decrease) in cash and cash equivalents	1,001,410	212,036	(2,605)
Cash and cash equivalents at beginning of year	260,629	48,593	51,198

Cash and cash equivalents at end of year	1,262,039	260,629	48,593

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

(In thousands of US dollars)

	Years ended December 31,
	2003	2002	2001
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	337,818	322,286	151,487
Income taxes	109	213	77

Non cash investing and financing activities

Book value of net assets exchanged for inter-company loan	6,361	—	—
Capital contribution from PETROBRAS from transfer of PNBV	39,135	—	—
Receipt of Junior Trust Certificates in exchange of future receivables	150,000	—	150,000
Assets acquired through capital lease obligations	—	665,000	—
Increase of capital through conversion of loan payable	—	60,000	60,000
Receipt of notes receivable in exchange of Senior Exchangeable issued	—	338,416	—

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS strategy.

On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring implemented by PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. - PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED - BEAR from BRASPETRO OIL SERVICES - BRASOIL to PIFCo.

PNBV was transferred to PETROBRAS through an intercompany loan of US$ 4,658, with PNBV’s existing cash balance being US$ 743. BEAR was transferred to the Company in exchange for an intercompany payable to BRASOIL of US$ 1,703, with BEAR’s existing cash balance being US$ 2,988. The restructuring was undertaken in order to group each business’ activities more closely with the corporate goals of the respective companies in the PETROBRAS group.

The corporate restructurings, which resulted in the transfer of PNBV from PIFCo and the transfer of BEAR to PIFCo, were accounted for under FAS 144 and FAS 141, respectively. Due to the immaterial impact of BEAR on PIFCo’s consolidated financial statements, the financial statements of December 31, 2002 have not been restated to reflect this transfer among commonly controlled entities. Additionally, as PNBV’s operating result was immaterial, the PIFCo financial statements as of December 31, 2002 have similarly not been restated to reflect discontinued operations for disposal of this component.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	The Company and its Operations—Continued

In connection with the transfer of PNBV, the Company recognized US$ 39,135 as a capital contribution from PETROBRAS. This amount is equal to the unamortized portion of the deferred gain of the platform P-47 (US$ 37,271) and the deferred gain on other equipment (US$ 1,864) under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED - PFL, is based in the Cayman Islands. PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market in order to generate export receivables to cover the sale of future receivables obligations and to generate additional cash flows in connection with the Company’s structured finance export prepayment program.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED - PEL, based in the United Kingdom, directs PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	The Company and its Operations—Continued

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED - BEAR, based in Bermuda, contracts insurance for subsidiaries of PETROBRAS.

2.	Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(a)	Foreign currency translation

The functional currency of the Company is the US dollar, as the majority of its transactions are denominated in US dollars. When there are transactions in foreign currencies, exchange gains and losses resulting from foreign currency transactions are recognized in the statement of operations.

(b)	Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

(c)	Revenues, costs, income and expenses

Revenues are recognized in accordance with the volume of crude oil and oil products sold and of services rendered; crude oil and oil products revenues are recognized on an accrual basis when title has transferred. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation—Continued

(d)	Current and other assets

These are stated at their net realizable values.

(e)	Marketable securities

The Company accounts for certain investments as held-to-maturity securities in accordance with SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). The securities are carried at their amortized cost.

(f)	Inventories

Inventories are stated at the lower of cost or market value.

(g)	Deferred financing costs

Deferred financing costs associated with various debt issuances are recorded as prepaid expenses and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. The unamortized balance of deferred financing costs was US$ 80,513 and US$ 34,497 as of December 31, 2003 and 2002, respectively.

(h)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements. The measurement of current and deferred tax liabilities and assets are based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda and the Cayman Islands in 2003 and United Kingdom, Netherlands and the Cayman Islands in 2002). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision for the periods. There were no significant operations in the United Kingdom or the Netherlands that gave rise to taxable income in these countries that would have created temporary differences.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation—Continued

(i)	Investments in direct financing leases and capital lease obligations

As of January 2, 2003, PNBV, the Company’s leasing subsidiary, was transferred to PETROBRAS. Due to this transaction, leasing activities are no longer included in the Company’s results of operations. Prior period financial statements have not been restated for the effect of discontinued leasing operations as amounts related to these transactions were immaterial to PIFCo operations.

Through December 31, 2002, the Company acquired operating platforms and production equipment under the terms of purchase agreements (see Note 6), purchase invoices and charter agreements and subsequently leased this equipment under the terms of existing and future charter and sub-charter agreements with related parties. These charter and sub-charter agreements were considered to be Direct Finance Leases in accordance with the provisions of Statement of Financial Accounting Standards No. 13 “Accounting for leases” (SFAS 13) and subsequently issued amendments to and interpretations of SFAS 13.

(i)	Investments in direct financing leases and capital lease obligations—Continued

Income and expense financing leases, consisting of interest income, was recognized over the lease term. Income and expense from operating leases was recognized ratably over the terms of the leases.

(j)	Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(k)	Unearned income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and ALBERTO PASQUALINI - REFAP S.A. (REFAP) to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 270 days, in order to match the premium billed with the Company’s financial expense.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation—Continued

(l)	Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings. The ineffective portion of all hedges is recognized in current period earnings.

PIFCo holds a purchased call option that serves as an economic hedge on crude oil related to future sales of receivables under the structured finance export prepayment program, the intent of which is to assure a minimum floor price of US$14/barrel sufficient to comply with its financial obligations. This option has no intrinsic value and immaterial time value at December 31, 2003, and therefore does not have a material effect on the Company results or balance sheet.

(m)	Recently issued accounting pronouncements

In January 2003, FASB issued Interpretation No. 46 - Consolidation of Variable Interest Entities, which was later revised in December 2003 (FIN 46-R). FIN 46-R provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46-R, variable interest entities are required to be consolidated by an enterprise that has a controlling financial interest through an obligation to absorb the majority of expected losses or the right to receive the majority of expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards, which finance the variable interest entities, despite the voting interest in the entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. FIN 46-R must be adopted for variable interest entities created before February 1, 2003, at the end of the first interim or annual reporting period ended after March 15, 2004. The Company has concluded that it does not have any entities or transactions that are subject to the requirements of FIN 46-R.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

3.	Cash and Cash Equivalents

	2003	2002
Cash	1,312	1,226
Time deposits and short term investment funds	1,260,727	259,403

	1,262,039	260,629

At December 31, 2003, PIFCo had amounts invested in an exclusive fund that held debt securities of PIFCo and PIFCo subsidiaries in the amount of US$ 54,004. These amounts were offset against the balance of financing classified under current and noncurrent liabilities.

Further, this fund held other debt securities in the amount of US$ 221,909 of other PETROBRAS group companies that are affiliates, but not subsidiaries of the Company, and special purpose companies with which Petrobras has affiliations.

4.	Marketable Securities

					Total
				Interest
Security	Issuer	Maturity	Currency	rate	2003(*)	2002 (*)
MARLIM 04 (1)	MARLIM	2004	Dollar	13%	14,700	29,625
PETRO 04 (1)	PETROBRAS	2004	Euro	9%	3,260	2,624
PETRO 03	PETROBRAS	2003	Yen	4%		52,622
OTHERS	—	—	—	—		13,101

					17,960	97,972
Less non-current balances					—	(36,299)

					17,960	61,673

(*)	The balances include interest and principal.
(1)	The Company classified these investments as held to maturity.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

5.	Related Parties

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	DOWNSTREAM PARTICIPAÇÕES S.A. and its subsidiaries (iii)	PETROBRAS INTERNATIONAL BRASPETRO B.V. - PIB.B.V. and its subsidiaries	BRASPETRO OIL SERVICES - BRASOIL and its subsidiaries	BRASPETRO OIL COMPANY - BOC	PETROBRAS DISTRIBUIDORA - BR	COMPANHIA PETROLIFERA MARLIM	Others	2003	2002
Current assets
Accounts receivable,
principally for sales (i)	4,746,196	147,845	160,518	—	—	1,906	—	8,007	5,064,472	4,653,462
Net investment in direct finance lease	—		—	—	—	—	—	—	—	183,618
Notes receivable	452	—	786,741	341,610	259,201	—	—	—	1,388,004	1,157,930
Marketable securities (Note 5)	3,260	—	—	—	—	—	—	14,700	17,960	51,906
Export prepayment	72,482	—	—	—	—	—	—	—	72,482	1,189
Others	—	—	—	—	—	—	—	—	—	970

Other assets
Notes receivable	—	—	338,416	—	—	—	—	—	338,416	473,632
Net investment in direct financing lease	—	—	—	—	—	—	—	—	—	832,319
Export prepayment	1,406,850	—	—	—	—	—	—	—	1,406,850	750,000
Marketable securities (Note 5)	—	—	—	—	—	—	—	—	—	2,370
Others	—	—	—	—	—	—	—	—	—	3,349

Current liabilities
Trade accounts payable	223,019	4,138	6,865	36,528	—	—	—	400	270,950	291,980
Notes payable (ii)	2,441,401	—	—	1,377	—	—	—	—	2,442,778	3,688,249
Unearned income	59,466	2,400	—	—	—	—	—	—	61,866	48,563

Statement of operations											2001
Sales of crude oil and oil products	3,618,804	804,273	1,115,663	—	—	4,282	—	—	5,543,022	5,375,484	5,849,883
Cost of sales	(1,669,984)	(74,510)	(783,394)	(323,514)	—	—	—	—	(2,851,402)	(2,409,034)	(1,648,107)
Lease income (expense)	—	—	—	—	—	—	—	—	—	12,058	140
Selling, general and administrative expense	(17,091)	—	—	—	—	—	—	—	(17,091)	—	—
Financial income (expense)	202,714	8,787	51,507	9,176	14,387	—	3,268	—	289,839	140,657	88,040

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges incurred during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company’s Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 270 days.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on a 90 and 180 day basis.

(iii)	On January 2 and 5, 2004, PIFCo received US$ 7,902 and US$ 18,400, respectively, relating to trade accounts receivable from REFAP outstanding in 2003.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

6.	Restricted Deposits for Guarantees

PIFCo has deposits in guarantee, relating to contractual obligations in financing arrangements. The amount of US$ 69,874 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$ 500,000 (described in note 7) and is renewed annually. The amount classified in non-current assets is comprised of deposits of US$ 29,568 and US$ 38,429 related to issuances of senior notes in the total amount of US$ 450,000 and US$ 600,000, respectively (described in note 7). These guarantees will be maintained through maturity of the related financings.

7.	Short-Term Financing and Long-Term Debt

	Current		Long-term
	2003	2002	2003	2002
Financial institutions (i)	1,015,346	366,066	377,550	460,300
Senior notes	53,612	53,647	1,541,558	1,550,000
Sale of future
Receivables	61,764	577	1,699,650	900,000
Senior exchangeable
Notes	3,840	3,349	338,416	338,416
Global step-up notes	8,951	—	380,077	—
Global notes	4,373	—	1,488,085	—

	1,147,886	423,639	5,825,336	3,248,716

Financing	852,390	285,770	5,825,336	3,248,716
Current portion of long term debt	224,002	81,700	—	—
Accrued interest	71,494	56,169	—	—

	1,147,886	423,639	5,825,336	3,248,716

(i)	The Company’s borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 2.57% to 5.21% at December 31, 2003. The weighted average borrowing rate for short-term debt at December 31, 2003 and 2002 was 3.85% and 3.44%, respectively.

At December 31, 2003 and 2002, the Company had fully utilized all available lines of credit for purchase of imports.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

7.	Short-Term Financing and Long-Term Debt—Continued

Long term financing – additional information

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal
Senior Notes (a)
Senior Notes	February, 2001	2007	9.125%	400,000	semiannually	bullet
Senior Notes	February, 2001	2007	9.125%	100,000	semiannually	bullet
Senior Notes	May, 2001	2008	9.875%	450,000	semiannually	bullet
Senior Notes	July, 2001	2011	9.750%	600,000	semiannually	bullet

				1,550,000
Senior Notes repurchased (e)				(8,442)

				1,541,558

Sale of Future receivables (b)
Junior Notes
Serie 2001-A1	December, 2001	2010	6.75%	19,000	quarterly	bullet
Serie 2001-A2	December, 2001	2010	Libor 3 M + 1%	11,000	quarterly	bullet
Serie 2001-B	December, 2001	2011	6.60%	60,000	quarterly	bullet
Serie 2001-C	December, 2001	2013	Libor 3 M + 0.85%	60,000	quarterly	bullet
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				300,000	(f)
Senior Notes
Serie 2001-A1	December, 2001	2010	7.8%	95,000	quarterly	quarterly
Serie 2001-A2	December, 2001	2010	Libor 3 M + 2.05%	55,000	quarterly	quarterly
Serie 2001-B	December, 2001	2011	7.65%	300,000	quarterly	quarterly
Serie 2001-C	December, 2001	2013	Libor 3 M + 2.10%	300,000	quarterly	quarterly
Serie 2003-B	May, 2003	2013	5.548%	190,850	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	466,000	quarterly	quarterly

				1,406,850

				1,706,850
Sale of Future Receivables repurchased (e)				(7,200)

				1,699,650

Senior Exchangeable Notes (c)	October, 2001	2007	4.750%	338,416	semiannually	bullet

Global Step-up Notes	March, 2003	2008	9.000% (d)	400,000	semiannually	bullet
Global Step-up Notes repurchased (e)				(19,923)

				380,077

Global Notes
Global Notes	July, 2003	2013	9.125%	500,000	semiannually	bullet
Global Notes	September, 2003 (e)	2013	9.125%	256,524	semiannually	bullet
Global Notes	December, 2003	2018	8.375%	750,000	semiannually	bullet

				1,506,524
Global Notes repurchased (e)				(18,439)

				1,488,085

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

7.	Short-Term Financing and Long-Term Debt—Continued

Long term financing – additional information—Continued

(a)	The three series of Senior Notes issued in 2001 have fixed interest rates with interest payable semi-annually. So long as any note of the issuances remains outstanding, the Company is prohibited from creating or permitting any lien, other than a “PIFCo permitted lien” as defined in each of the issuances’ prospectus, by the Company on any of the Company’s assets to secure additional indebtedness, except under certain conditions. These issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

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

(b)	Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

7.	Short-Term Financing and Long-Term Debt—Continued

Long term financing – additional information—Continued

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$ 1,800,000 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800,000:

•	US$ 1,500,000 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US$ 300,000 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the export receivables transferred by PFL, these losses will be compensated by the Junior Trust Certificates.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

As long as any Senior Trust Certificates or amounts payable to the insurers that are guaranteeing the payments to the holders of the Senior Trust Certificates remain outstanding, PETROBRAS is required to export to the Company, during each quarterly delivery period, (a) at least 80% of the total volume of heavy fuel oil exported by Petrobras during such period and (b) certain oil products having an aggregate value (as determined by the net invoice amount at which such products are actually sold by PFL) equal to, at least, the debt service requirements of the Senior Trust Certificates multiplied by a coverage ratio. Moreover, certain additional receivables, as defined in the agreements, are to be generated by the sale of eligible products to other buyers, to make the aggregate amount of both exports and additional receivables equal to 1.2 times the debt service. PETROBRAS also agrees that its average daily gross exports of heavy fuel oil for any rolling 12-month period will be equal to at least 70,000 barrels.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

7.	Short-Term Financing and Long-Term Debt—Continued

Long term financing – additional information—Continued

PETROBRAS will not be relieved of its obligations to deliver the oil products under the export prepayment program in the amounts set forth for any reason, including, but not limited to force majeure or non-payment by PFL.

(c)	These notes were issued in connection with PETROBRAS’ purchase of a controlling interest in Perez Companc S.A. (currently PEPSA) and Petrolera Perez Companc S.A.

(d)	After April 1, 2006, the rate will be set at 12.375% per annum.

(e)	The aggregate amount of US$ 54,004 was reclassified from cash and cash equivalents as it relates to the portion of PIFCo’s debt included in the portfolio of a short-term investment fund.

(f)	At December 31, 2003, pursuant to clarification from PIFCo legal advisors, the Junior Trust Certificates are presented in full amount rather than following a schedule of amortization ratably with the Senior Trust Certificates, as previously stated.

Long-term maturities

December 31, 2003
2005	259,348
2006	408,878
2007	994,756
2008	990,171
2009	173,218
Thereafter	2,998,965

5,825,336

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values. Fair value for long-term lines of credit approximates carrying value due to the nature of the transactions.

The Company’s long-term debt included US$ 5,825 thousand and US$ 3,248 thousand, of which US$ 5,440 thousand and US$ 2,788 thousand related to senior notes, sales of future receivables, senior exchangeable notes, global step-up notes and global notes at December 31, 2003 and 2002 and had estimated fair values of US$ 5,898 thousand and US$ 2,702 thousand, respectively.

The Company’s long-term asset related to the export prepayment program included US$ 1,707 thousand and US$ 900 thousand at December 31, 2003 and 2002, and had fair values of US$ 1,724 thousand and US$ 900 thousand, respectively.

9.	Commitments and Contingencies

(a)	Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short-term contracts which collectively obligate it to purchase a minimum of approximately 139,344 barrels of crude oil and oil products per day at market prices.

PETROBRAS INTERNATIONAL FINANCE COMPANY

AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

9.	Commitments and Contingencies —Continued

(b)	Purchase Option – Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

* * *