Form 20-F/A
period 2003-12-31
PETROBRAS INTERNATIONAL FINANCE CO
filed 2004-07-26
CIK 1163371

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003 filed on June 30, 2004, or Amendment No. 1, is being filed solely for the purpose of amending Item 6, Item 18 and Item 19, as follows:

•	to revise the year of appointment of Nilo Carvalho Vieira Filho to our board of directors from 2003 to 2004 in “Item 6—Directors, Senior Management and Employees.” The other portions of Item 6 were filed as part of our original filing and are being refiled as part of this Amendment No. 1, without change.

•	to add the Report of Independent Registered Public Accounting Firm from PricewaterhouseCoopers Auditores Independentes dated February 13, 2003 with respect to the financial statements for the two years ended December 31, 2002 in “Item 18—Financial Statements.” The other portions of Item 18 were filed as part of our original filing and are being refiled as part of this Amendment No. 1, without change; and

•	to add Exhibit 15.2 in “Item 19—Exhibits”, the consent of PricewaterhouseCoopers Auditores Independentes to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-92044) of Petrobras International Finance Company of its report dated February 13, 2003.

This Amendment No. 1 consists of a cover page, this explanatory note, Item 6 (as amended), Item 18 (as amended), Item 19 (as amended), the signature page and the required certifications of our chairman and financial manager.

Except as described above, no change has been made to our annual report on Form 20-F. The filing of this amended annual report does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 30, 2004 or reflect any events that have occurred after the annual report on Form 20-F was filed on June 30, 2004.

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

BOARD OF DIRECTORS

Name	Date of Birth	Position	Year of Appointment
Almir Guilherme Barbassa	May 19, 1947	Chairman	1999
Marcos Antonio Silva Menezes	March 24, 1952	Director	2003
Nilo Carvalho Vieira Filho	October 26, 1954	Director	2004

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

Item 18. Financial Statements

The following financial statements, together with the reports of Ernst & Young Auditores Independentes S/S and PricewaterhouseCoopers Auditores Independentes thereon, are filed as a part of this annual report:

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

Exhibit 2.12	Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.20 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

Exhibit 2.13	Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.14	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

Exhibit 2.15	Standby Purchase Agreement, dated as of July 6, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.16	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

Exhibit 2.17	Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.21 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

Exhibit 2.18	Standby Purchase Agreement dated as of March 31, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.19	Standby Purchase Agreement dated as of July 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

Exhibit 2.20	Amended and Restated Standby Purchase Agreement initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

Exhibit 2.21	Standby Purchase Agreement dated as of December 10, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

Exhibit 2.22	Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras International Finance Company and UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.13 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.23	Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.24	Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A. – Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.25	Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.26	Letter Agreement relating to the Depositary Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.20 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.27	Administrative Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.28	Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.22 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.29	Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.30	Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

Exhibit 2.31	Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.32	Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 2.33	Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

Exhibit 12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Ernst & Young Auditores Independentes S/S consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333 - 92044) of Petroleo Brasileiro S.A.—PETROBRAS (“Petrobras”) of its report dated February 13, 2004, with respect to the consolidated financial statements for the year ended December 31, 2003 of Petrobras International Finance Company (PIFCo) and its subsidiaries included in the Annual Report (Form 20-F) of PIFCo for the year ended December 31, 2003.

Exhibit 15.2	PricewaterhouseCoopers Auditores Independentes consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333 - 92044) of Petrobras International Finance Company (“PIFCo”) of its report dated February 13, 2003, with respect to the financial statements for the two years ended December 31, 2002 of PIFCo, which appears in Amendment No. 1 to the 2003 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 26, 2004.

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

Date: July 26, 2004

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

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

February 13, 2004

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders

Petrobras International Finance Company - PIFCO

(a wholly-owned subsidiary of Petróleo Brasileiro S.A. - PETROBRAS)

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, of cash flows and of changes in stockholders’ equity for each of the two years in the period ended December 31, 2002 present fairly, in all material respects, the financial position, results of operations and cash flows of Petrobras International Finance Company - PIFCO and its subsidiaries at December 31, 2002 and for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

February 13, 2003

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

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