Form 20-F
period 2005-12-31
PETROBRAS INTERNATIONAL FINANCE CO; BRAZILIAN PETROLEUM CORP
filed 2006-06-28
CIK 1163371, 1119639

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005

Commission File Number 1-15106	Commission File Number: 333-14168

PETRÓLEO BRASILEIRO S.A. – PETROBRAS	Petrobras International Finance Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation — PETROBRAS
(Translation of registrant’s name into English)

The Federative Republic of Brazil	Cayman Island
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Harbour Place
103 South Church Street, 4th floor
Avenida República do Chile, 65	P.O. Box 1034GT — BWI
20031-912 – Rio de Janeiro – RJ	George Town, Grand Cayman
Brazil	Cayman Islands
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

PETROBRAS Common Shares, without par value*
PETROBRAS American Depositary Shares (as evidenced by	New York Stock Exchange
American Depositary Receipts), each representing
4 Common Shares

PETROBRAS Preferred Shares, without par value*
PETROBRAS American Depositary Shares (as evidenced by	New York Stock Exchange
American Depositary Receipts), each representing
4 Preferred Shares
*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of each class:
PIFCo U.S.$500,000,000 9.125% Senior Notes due 2007
PIFCo U.S.$450,000,000 9.875% Senior Notes due 2008
PIFCo U.S.$400,000,000 9.00% Global Step-Up Notes due 2008
PIFCo U.S.$600,000,000 9.750% Senior Notes due 2011
PIFCo U.S.$750,000,000 9.125% Global Notes due 2013
PIFCo U.S.$750,000,000 8.375% Global Notes due 2018
PIFCo U.S.$600,000,000 7.75% Global Notes due 2014
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:
At December 31, 2005, there were outstanding:
2,536,673,672 PETROBRAS Common Shares, without par value
1,849,478,028 PETROBRAS Preferred Shares, without par value
50,000 PIFCo Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ [Petrobras]	Accelerated filer ☐	Non-accelerated filer ☑ [PIFCo]
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

FORWARD-LOOKING STATEMENTS
     Many statements made in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. We have made forward-looking statements that address, among other things, our:
•	regional marketing and expansion strategy;

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity; and

•	development of additional revenue sources.
     Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include:
•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	international and Brazilian political, economic and social developments;

•	our ability to find, acquire or gain access to additional reserves and to successfully develop our current ones;

•	uncertainties inherent in making estimates of our reserves;

•	our ability to obtain financing;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

•	changes in, or failure to comply with, governmental regulations;

•	receipt of governmental approvals and licenses;

•	military operations, terrorist acts, wars or embargoes;

•	the cost and availability of adequate insurance coverage; and

•	other factors discussed below under “Risk Factors.”
     These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors, including those in “Risk Factors.”

     All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this annual report.
     The crude oil and natural gas reserve data presented or described in this annual report are only estimates and our actual production, revenues and expenditures with respect to our reserves may materially differ from these estimates.
     Unless the context otherwise requires, the terms “Petrobras”, “we”, “us”, and “our” refer to Petróleo Brasileiro S.A.-Petrobras and its consolidated subsidiaries and special purpose companies, including Petrobras International Finance Company. The term “PIFCo” refers to Petrobras International Finance Company and its subsidiaries.
CERTAIN TERMS AND CONVENTIONS
     A glossary of petroleum industry terms, a table of abbreviations and a conversion table are presented beginning on page 204.
PRESENTATION OF FINANCIAL INFORMATION
     In this annual report, references to “real,” “reais” or “R$” are to Brazilian reais and references to “U.S. dollars” or “U.S.$” are to United States dollars. Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.
Petrobras
     The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements. We also publish financial statements in Brazil in reais in accordance with the accounting principles required by Law No. 6404/76, as amended, or Brazilian Corporation Law and the regulations promulgated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM), or Brazilian GAAP, which differs in significant respects from U.S. GAAP.
     We are required by Brazilian Corporation Law to change auditors every five years and to select auditors through a bidding process authorized by the Board of Directors. From June 2003 through December 31, 2005, Ernst & Young Auditores Independentes S/S served as our independent auditors and audited our financial statements for each of the years ended December 31, 2005, 2004 and 2003. PricewaterhouseCoopers Auditores Independentes audited our financial statements for each of the years ended December 31, 2002 and 2001. As of January 1, 2006, we hired KPMG Auditores Independentes to serve as our independent auditors.
     Our functional currency is the Brazilian real. As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our audited consolidated financial statements have been remeasured or translated from the real amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 of the U.S. Financial Accounting Standards Board, or SFAS 52. U.S. dollar amounts presented in this annual report have been translated from reais at the period-end exchange rate for balance sheet items and the average exchange rate prevailing during the period for income statement and cash flow items.
Unless the context otherwise indicates,
•	historical data contained in this annual report that were not derived from the consolidated financial statements have been translated from reais on a similar basis;

•	forward-looking amounts, including estimated future capital expenditures, have all been based on our 2005-2015 Strategic Plan and 2006-2010 Business Plan and have been projected on a constant basis and have been translated from reais in 2006 at an estimated average exchange rate of R$3.01 to U.S.$1.00, and future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$45.00 per barrel for 2006, and U.S.$30.00 per barrel for 2007 and U.S.$25.00 per barrel for 2008 and thereafter, adjusted for our quality and location differences, unless otherwise stated; and

•	estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.
     We signed a final agreement for the acquisition of Petrobras Energía Participaciones S.A., or PEPSA, and Petrolera Entre Lomas S.A., or PELSA, in October 2002 and the acquisition was approved by Argentine government agencies in May 2003. Our results of operations for 2002 do not include PEPSA and PELSA’s results and our results of operations for 2003 only include PEPSA and PELSA’s results from June through December of 2003. We acquired Liquigás Distribuidora S.A. (formerly Sophia do Brasil S.A. and Agip do Brasil S.A.) in August 2004. Our results of operations for 2004 only include Liquigás Distribuidora’s results from August to December of 2004. See Note 20 to our audited consolidated financial statements for further information about these acquisitions.
     We adopted FIN 46 in our financial statements for the year ended December 31, 2003. Our interest in certain project finance special purpose entities and gas-fired power plants were consolidated on a line-by-line basis in the income statement beginning as of January 1, 2004. Although this consolidation affected each line of the income statement, it did not have a significant impact on our net income.
PIFCo
     PIFCo’s functional currency is the U.S. dollar. Substantially all of PIFCo’s sales are made in U.S. dollars and all of its debt is denominated in U.S. dollars. Accordingly, PIFCo’s audited consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. GAAP and include PIFCo’s wholly-owned subsidiaries: Petrobras Europe Limited, Petrobras Finance Limited and Bear Insurance Company Limited – BEAR
PRESENTATION OF INFORMATION CONCERNING RESERVES
     The estimates of our proved reserves of crude oil and natural gas as of December 31, 2005, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. DeGolyer and MacNaughton provided estimates of most of our net domestic reserves as of December 31, 2005. All reserve estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.
     We also file oil and gas reserve estimates with governmental authorities in most of the countries in which we operate. On January 16, 2006, we filed reserve estimates for Brazil with the Agência Nacional de Petróleo (the National Petroleum Agency, or the ANP), in accordance with Brazilian rules and regulations, totaling 11.36 billion barrels of crude oil and NGLs and 11,206.57 billion cubic feet of natural gas. The reserve estimates we filed with the ANP and those provided herein differ by approximately 25%. This difference is due to (1) the ANP requirement that we estimate proved reserves through the technical abandonment of production wells, as opposed to limiting reserve estimates to the life of our concession contracts as required by Rule 4-10 of Regulation S-X and (2) different technical criteria for booking proved reserves, including the use of 3-D seismic data to establish proved reserves in Brazil.

     We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers, or SPE. The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 0.96 billion barrels of crude oil and NGLs and 4,355 billion cubic feet of natural gas, which differs by approximately 40 percent from reserve estimates provided herein because the SPE’s different technical guidelines allow for (1) the booking of reserves in Bolivia beyond the life of certain gas sale contracts and (2) the booking of reserves in Nigeria based on 3-D seismic data and certain oil recovery techniques, such as fluid injection, without the performance of pilot project tests.
     Bolivia and Venezuela announced certain nationalization measures, which we expect will have the effect of reducing our oil and gas reserves in these countries. As a result, the information concerning reserves in Bolivia and Venezuela as provided herein may change. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations— The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition.”
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
Petrobras
     The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements, which were audited by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2005, 2004 and 2003 and by PricewaterhouseCoopers Auditores Independentes for each of the years ended December 31, 2002 and 2001. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA

	As of December 31,
	2005	2004	2003	2002	2001
		(in millions of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$9,871	$6,856	$8,344	$3,301	$7,360
Accounts receivable, net	6,184	4,285	2,905	2,267	2,759
Inventories	5,305	4,904	2,947	2,540	2,399
Recoverable taxes	2,087	1,475	917	672	664
Advances to suppliers	652	422	504	794	483
Other current assets	1,679	1,484	1,817	748	661

Total current assets	25,778	19,426	17,434	10,322	14,326
Property, plant and equipment, net	45,920	37,020	30,805	18,224	19,179
Investments in non-consolidated companies and other investments	1,810	1,862	1,173	334	499
Other assets:
Accounts receivables, net	607	411	528	369	476
Advances to suppliers	489	580	416	450	403
Petroleum and Alcohol Account-Receivable from the Brazilian government(1)	329	282	239	182	81
Government securities	364	326	283	176	665
Unrecognized pension obligation	—	—	—	61	187
Restricted deposits for legal proceedings and guarantees	775	699	543	290	337
Recoverable taxes	639	536	467	156	164
Investments PEPSA and PELSA	—	—	—	1,073	—
Goodwill	237	211	183	—	—
Prepaid expenses	246	271	190	100	78
Marketable securities	129	313	806	208	212
Fair value asset of gas hedge	547	635	—	—	—
Others	755	510	545	209	257

Total other assets	5,117	4,774	4,200	3,274	2,860

Total assets	$78,625	$63,082	$53,612	$32,154	$36,864

Liabilities and Shareholders’ equity
Current liabilities:
Trade accounts payable	$3,838	$3,284	$2,261	$1,702	$1,783
Taxes payable	3,423	2,569	2,305	1,801	2,145
Short-term debt	950	547	1,329	671	1,101
Current portion of long-term debt	1,428	1,199	1,145	727	940
Current portion of project financings	2,413	1,313	842	239	680
Current portion of capital lease obligations	239	266	378	349	298
Dividends and interest on capital payable	3,068	1,900	1,955	307	93
Payroll and related charges	918	618	581	283	333
Advances from customers	609	290	258	119	26
Employees’ postretirement benefits obligations — Pension	206	166	160	89	117
Other current liabilities	1,063	1,176	823	976	528

Total current liabilities	18,155	13,328	12,037	7,263	8,044
Long-term liabilities:
Long-term debt	11,503	12,145	11,888	6,987	5,908
Project financings	3,629	4,399	5,066	3,800	3,153
Employees’ postretirement benefits obligations — Pension	3,627	2,915	1,895	1,363	1,971
Employees’ postretirement benefits obligation — Health Care	3,004	2,137	1,580	1,060	1,409
Capital lease obligations	1,015	1,069	1,242	1,907	1,930
Deferred income tax	2,159	1,558	1,122	259	717
Gas-fired power liabilities	—	1,095	1,142	—	—
Deferred Purchase Incentive	144	153	—	—	—
Provision for abandonment of wells	842	403	396	—	—
Other liabilities	556	497	541	350	406

Total long-term liabilities	26,479	26,371	24,872	15,726	15,494

Minority interest	1,074	877	367	(136)	79

	As of December 31,
	2005	2004	2003	2002	2001
		(in millions of U.S. dollars)
Shareholders’ equity
Shares authorized and issued:
Preferred share	4,772	4,772	2,973	2,459	1,882
Common share	6,929	6,929	4,289	3,761	2,952
Capital reserve and other comprehensive income	21,216	10,805	9,074	3,081	8,413

Total Shareholders’ equity	32,917	22,506	16,336	9,301	13,247

Total liabilities and Shareholders’ equity	$78,625	$63,082	$53,612	$32,154	$36,864

(1)	Prior to July 29, 1998, the Petroleum and Alcohol Account reflected the difference between our actual cost for imported crude oil and oil products and the price set by the Brazilian government, as well as the net effects on us of the administration of certain subsidies and of our fuel alcohol activities. From July 29, 1998 until December 31, 2001, the Petroleum and Alcohol Account was required to be adjusted by the PPE and certain fuel transportation and other reimbursable costs. As from the price deregulation on January 2, 2002, the Petroleum and Alcohol Account reflected only the outstanding balance owed to us by the Brazilian government and adjustments resulting from monetary correction and audits to the Account. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation—The Petroleum and Alcohol Account.”

INCOME STATEMENT DATA

	For the Year Ended December 31,
	2005	2004 (11)	2003 (11)	2002(11)	2001(11)
	(in millions of U.S. dollars, except for share and per share data)
Sales of products and services	$74,065	$51,954	$42,690	$32,987	$34,145
Value-added and other taxes on sales and services	(14,694)	(10,906)	(9,527)	(7,739)	(8,627)
CIDE(1)	(3,047)	(2,620)	(2,249)	(2,636)	—
Specific parcel price — PPE(2)	—	—	—	—	(969)
Net operating revenues	$56,324	38,428	30,914	22,612	24,549

Cost of sales(3)	29,828	21,279	15,533	11,506	12,807
Depreciation, depletion and amortization(4)(12)	2,926	2,481	1,785	1,930	1,729
Exploration, including exploratory dry holes(4)(5)	1,009	613	512	435	404
Selling, general and administrative expenses	4,474	2,901	2,091	1,741	1,751
Other operating expense(6)	1,137	572	597	222	277

Total costs and expenses	39,374	27,846	20,518	15,834	16,968
Financial income	710	956	634	1,142	1,375
Financial expense	(1,189)	(1,733)	(1,247)	(774)	(808)
Monetary and exchange variation on monetary assets and liabilities, net	248	450	509	(2,068)	(915)
Employee benefit expense	(994)	(650)	(595)	(451)	(594)
Other non-operating income (expense), net(7)	(1,133)	(670)	(924)	(1,395)	(1,847)

Income before income taxes, minority interest, extraordinary item and accounting change	14,592	8,935	8,773	3,232	4,792
Income tax (expense) benefit:
Current	(4,223)	(2,114)	(2,599)	(1,269)	(1,196)
Deferred	(218)	(117)	(64)	116	(193)

Total income tax expense	(4,441)	(2,231)	(2,663)	(1,153)	(1,389)

Minority interests in results of consolidated subsidiaries	35	(514)	(248)	232	88

Income before extraordinary item and effect of change in accounting principle	10,186	6,190	5,862	2,311	3,491

Extraordinary gain net of tax	158	—	—	—	—
Cumulative effect of change in accounting principle, net of taxes(4)	—	—	697	—	—
Net income for the year	$10,344	$6,190	$6,559	$2,311	$3,491

Weighted average number of shares Outstanding:(8)
Common(8)	2,536,673,672	2,536,673,672	2,536,673,672	2,536,673,672	2,536,673,672
Preferred(8)	1,849,478,028	1,849,478,028	1,849,478,028	1,807,742,676	1,807,742,676
Basic and diluted earnings per share:(8)(9)
Common and Preferred Shares(8)(9)	$2.36	$1.41	$1.50	$0.53	$0.80
Common and Preferred ADS(8)(9)	$9.44	$5.64	$6.00	$2.12	$3.20
Cash dividends per(8)(10):
Common and Preferred shares(8)(10)	$0.68	$0.42	$0.37	$0.29	$0.42
Common and Preferred ADS(8)(10)	$2.72	$1.68	$1.48	$1.16	$1.68

(1)	CIDE is a per-transaction tax due to the Brazilian government.

(2)	According to specific legislation applicable to the Petroleum and Alcohol Account through December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG). The PPE represented the difference between the selling prices of these products at the refinery (net of Imposto sobre Circulação de Mercadorias e Serviços (state value-added tax), or ICMS and other charges levied on sales), fixed in reais by the Brazilian Government, and the corresponding realization prices for such products, which is the basis for calculation net operating revenues. The realization prices (PR) for each oil product were determined on the basis of a pricing formula established by the Brazilian Government that, with a lag of approximately one month, reflected changes in oil products quotations on the international market and the exchange rate. When the invoicing price net of ICMS and PASEP/COFINS exceeded the realization price, the PPE collection was positive and reduced the balance of the Petroleum and Alcohol Account. Conversely, when the invoicing value net of ICMS and PASEP/COFINS was less than the realization price, the PPE collection was negative and increased the balance of the Petroleum and Alcohol Account. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation—The Petroleum and Alcohol Account.”

(3)	Amounts reported are net of impact of government charges and taxes of U.S.$68 million in 2001. The governmental regulations giving rise to such charges/credits and taxes were abolished in 2002.

(4)	In 2002, U.S.$284 million in abandonment costs were recognized as depreciation, depletion and amortization in accordance with SFAS 19. In 2003, as a result of our adoption of SFAS 143 — Accounting for Asset Retirement Obligations, depreciation on the asset retirement obligation was recorded under depreciation, depletion and amortization, while accretion expense was recorded under exploration, including exploratory dry holes. This change resulted in U.S.$43 million in abandonment costs being recognized as exploration, including exploratory dry holes in 2003. The cumulative effect of adoption is recorded separately.

(5)	In 2005, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, which led the correlated fields to have longer economic lives. This review resulted in a decrease in the related provision of U.S.$21 million with a gain recognized in net income, and recorded in the line titled exploratory costs for oil and gas exploration. See note 2(i) to our audited consolidated financial statements.

(6)	Amounts reported are net of impact of government charges and taxes of U.S.$45 million in 2001. The governmental regulations giving rise to such charges and taxes were abolished in 2002.

(7)	Amounts reported include financial charges in respect of the Petroleum and Alcohol Account of U.S.$2 million in 2002 and U.S.$16 million in 2001.

(8)	On July 22, 2005, our board of directors authorized a 4 for 1 stock split. For purposes of comparison, the weighted average number of shares outstanding, net income per share/ADS and cash dividends per share/ADS were restated for periods prior to the stock split, which became effective as of September 1, 2005. See note 10 to our audited consolidated financial statements.

(9)	Basic and diluted earnings per share for 2003 reflect our adoption of SFAS 143. That change in accounting principle altered our 2003 basic and diluted earnings per share from U.S.$1.34 (before effect of change in accounting principle) to U.S.$ 1.50 (after effect of change in accounting principle). And for 2005, the extraordinary item altered our basic and diluted earnings per share from U.S.$2.32 (before effect of extraordinary item) to U.S.$2.36 (after effect of extraordinary item).

(10)	Represents dividends declared in respect of the earnings of each period.

(11)	Certain amounts from prior years have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.

(12)	Including in 2005 an impairment charge relating to our operations in Venezuela.
PIFCo
     The following table sets forth PIFCo’s selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2005 have been derived from PIFCo’s audited consolidated financial statements, which were audited by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2005, 2004 and 2003 and by PricewaterhouseCoopers Auditores Independentes for each of the years ended December 31, 2002 and 2001. The information below should be read in conjunction with, and is qualified in its entirety by reference to, PIFCo’s audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
		(in millions of U.S. dollars)
Income Statement Data:
Sales of crude oil and oil products and Services:
Related Parties	$13,974.4	$10,118.4	$5,543.0	$5,375.5	$5,860.6
Others	3,161.7	2,237.2	1,432.5	1,014.7	399.9
Lease income(1)	—	—	—	36.1	10.7

	$17,136.1	$12,355.6	$6,975.5	$6,426.3	$6,271.2

Operating Expenses:
Cost of sales
Related Parties	(7,780.3)	(4,391.3)	(2,851.4)	(2,409.0)	(1,648.1)
Others	(9,203.0)	(7,844.7)	(4,068.7)	(3,962.5)	(4,604.9)
Lease expense(1)	—	—	—	(24.0)	(10.5)
Selling, general and Administrative expenses
Related parties	(158.1)	(98.7)	(17.1)	—	—
Others	(7.6)	(1.1)	(1.5)	(1.2)	(0.1)

	(17,149.0)	(12,335.8)	(6,938.7)	(6,396.7)	(6,263.6)

Operating income (loss)	(12.9)	19.8	36.8	29.6	7.6
Financial income(2)
Related Parties	765.5	568.6	401.7	201.9	155.4
Others	218.5	110.2	41.2	17.7	3.4
Total	984.0	678.8	442.9	219.6	158.8
Financial expense(3)
Related Parties	(409.8)	(169.0)	(111.9)	(61.3)	(67.4)
Others	(589.1)	(592.2)	(370.8)	(253.4)	(119.7)
Total	(998.9)	(761.2)	(482.7)	(314.7)	(187.1)
Other income, net
Related Parties	—	(0.5)	—	—	—
Others	—	4.0	—	—	0.4

Net loss	$(27.8)	$(59.1)	$(3.0)	$(65.5)	$(20.3)

Balance Sheet Data (end of period):
Cash and cash equivalents	$230.7	$1,107.3	664.2	260.6	48.6
Trade accounts receivable
Related parties	8,681.1	7,788.1	5,064.5	4,837.1	2,583.7
Others	212.7	153.6	109.4	57.1	44.7
Notes receivable
Related parties	3,909.3	1,936.9	1,726.4	1,631.6	283.0
Export Prepayment
Related parties	943.9	1,414.7	1,479.4	751.2	751.2
Marketable Securities	2,248.6	1,864.8	615.8	96.3	—

Total assets	16,748.9	14,670.2	10,196.6	8,697.3	4,277.8

Trade accounts payable
Related parties	950.7	562.1	271.0	292.0	288.1
Other	616.1	568.1	349.0	281.1	231.0
Notes payable
Related parties	8,080.3	6,435.0	2,442.8	3,688.2	334.6
Short-term financing and current portion of long-term debt	891.1	680.9	1,076.4	367.5	990.4
Long-term debt(4)	5,908.4	6,151.8	5,825.3	3,850.4	2,335.0
Total stockholders’ equity	8.0	35.7	94.8	43.9	49.4

Total liabilities and stockholders’ equity	16,748.9	14,670.2	10,196.6	8,697.3	4,277.8

(1)	As a result of PIFCo’s transfer of PNBV, its leasing subsidiary, to us in January 2003, PIFCo had no lease income or lease expense in 2003, 2004 and 2005.

(2)	Financial income represents primarily the imputed interest realized from PIFCo’s sales of crude oil and oil products to us.

(3)	Financial expense consists primarily of costs incurred by PIFCo in financing its activities in connection with the importation by us of crude oil and oil products.

(4)	Includes capital lease obligations of U.S.$601.7 million at December 31, 2002.
Exchange Rates
     All foreign exchange transactions are now carried out in a single foreign exchange market. Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market. Most trade and financial transactions were carried out on the commercial rate exchange market, including the purchase or sale of our shares or the payment of dividends with respect to our shares to shareholders outside Brazil. Transactions not carried out on the commercial rate exchange market were generally carried out on the floating rate exchange market.
     Foreign currencies may only be purchased through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank electronic system. Foreign exchange rates are freely negotiated, but may be influenced by Central Bank intervention. The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.
     The real depreciated 52.3% in 2002 against the U.S. dollar, before appreciating 18.2% in 2003 and continuing to appreciate 8.1% in 2004 and 11.8% in 2005. As of June 21, 2006, the real has appreciated to R$2.238 per U.S.$1.00, representing an appreciation of approximately 4.4% in 2006 year-to-date The real may depreciate or appreciate substantially in the future. “—Risk Factors—Risks Relating to Brazil.”
     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated. The table uses the commercial selling rate prior to March 14, 2005

	For the Year Ended December 31, (R$ /U.S.$)
	High	Low	Average (1)	Period End
Year ended December 31,
2005	2.762	2.163	2.435	2.341
2004	3.205	2.654	2.926	2.654
2003	3.662	2.822	3.075	2.889
2002	3.955	2.271	2.924	3.533
2001	2.835	1.935	2.352	2.320
Month
November 2005	2.252	2.163	2.211	2.207
December 2005	2.374	2.180	2.286	2.341
January 2006	2.346	2.212	2.273	2.216
February 2006	2.222	2.118	2.159	2.136
March 2006	2.224	2.107	2.148	2.172
April 2006	2.172	2.089	2.131	2.089
May 2006	2.059	2.371	2.170	2.301
June 2006 (through June 21)	2.302	2.238	2.262	2.238

Source: Central Bank of Brazil

(1)	Year-end figures stated for calendar years 2005, 2004, 2003, 2002 and 2001 represent the average of the month-end exchange rates during the relevant period. The figures provided for the months of calendar year 2006 and 2005, as well as for the month of June up to and including June 21, 2006, represents the average of the exchange rates at the close of trading on each business day during such period.
     Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such an imbalance, temporary restrictions on remittances from Brazil may be imposed by the Brazilian government. These types of measures may be taken by the Brazilian government in the future, including measures relating to remittances related to our preferred or common shares or American Depositary Shares, or ADSs. See “Risk Factors-Risks Relating to Brazil.”
Risk Factors
Risks Relating to Our Operations
Substantial or extended declines in the prices of crude oil and oil products may have a material adverse effect on our income.
     The major part of our revenue is derived from sales of crude oil and oil products. We do not, and will not, have control over the factors affecting international prices for crude oil and oil products. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$ 54.38 per barrel for 2005, U.S.$38.21 per barrel for 2004 and U.S.$28.84 per barrel for 2003. Changes in crude oil prices typically result in changes in prices for oil products.
     Historically, international prices for crude oil and oil products have fluctuated widely as a result of many factors. These factors include:
•	global and regional economic and political developments in crude oil producing regions, particularly in the Middle East;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producing nations to set and maintain crude oil production levels and prices;

•	global and regional supply and demand for crude oil and oil products;

•	competition from other energy sources;

•	domestic and foreign government regulations;

•	weather conditions; and

•	global conflicts and acts of terrorism.
     Volatility and uncertainty in international prices for crude oil and oil products may continue. Substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves. In addition, significant decreases in the price of crude oil may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserve estimates in the future.
Our ability to achieve our growth objectives depends on our ability to discover additional reserves and successfully develop them, and failure to do so could prevent us from achieving our long-term goals for growth in production.
     Our ability to achieve our growth objectives is highly dependent upon our ability to discover additional reserves, as well as to successfully develop our current reserves. In addition, our exploration activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves. The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or accidents and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. These risks are heightened when we drill in deep water (between 300 and 1,500 meters water depth) and ultra deep water (more than 1,500 meters). Deep water drilling represented approximately 36% of the exploratory wells we drilled in 2005, a higher proportion than for many other oil and gas producers.

     Unless we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are extracted. If we fail to gain access to additional reserves we may not achieve our long-term goals for production growth and our results of operations and financial condition may be adversely affected.
Our crude oil and natural gas reserve estimates involve some degree of uncertainty, which could adversely affect our ability to generate income.
     The proved crude oil and natural gas reserves set forth in this annual report are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Our proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to our production, which may lead us to make revisions to our reserve estimates. Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition.
We are subject to numerous environmental and health regulations that have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.
     Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which we operate. In Brazil, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders, for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations. In 2005, we experienced spills totaling 71,141 gallons of crude oil, as compared to 140,000 gallons in 2004 and 73,000 gallons in 2003. As a result of certain of these spills, we were fined by various state and federal environmental agencies, named the defendant in several civil and criminal suits and remain subject to several investigations and potential civil and criminal liabilities. See Item 8. “Financial Information—Legal Proceedings.” Waste disposal and emissions regulations may require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) routinely inspects our oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its inspections. In addition, we are subject to environmental laws that require us to incur significant costs to remedy any damage that a project may cause to the environment (environmental compensation). These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.
     As environmental regulations become more stringent, it is probable that our capital expenditures for compliance with environmental regulations and to effect improvements in our health, safety and environmental practices will increase substantially in the future. Because our capital expenditures are subject to approval by the Brazilian government, increased expenditures to comply with environmental regulations could result in reductions in other strategic investments. Any such reduction may have a material adverse effect on our results of operations or financial condition.
We may incur losses and spend time and money defending pending litigation and arbitration.
     We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. For example, on the grounds that drilling and production platforms may not be classified as sea-going vessels, the Brazilian Revenue Service asserted that overseas remittances for charter payments should be reclassified as lease payment and subject to a withholding tax of 25%. They have filed two tax assessments against us in the aggregate amount of R$3,157 million (approximately U.S.$1,098 million). See Item 8. “Financial Information—Legal Proceedings.”

     We may also be subject to labor litigation in connection with recent changes in Brazilian laws relating to retirement benefits affecting our employees.
     In the event that claims involving a material amount and for which we have no provisions were to be decided against us, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations. Additionally, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on the outcome, certain litigation could result in restrictions on our operations and have a material adverse effect on certain of our businesses.
If the State of Rio de Janeiro enforces a law imposing ICMS on oil upstream activities, our results of operations and financial condition may be adversely affected.
     In June 2003, the State of Rio de Janeiro enacted a law, referred to as “Noel Law,” imposing ICMS on upstream activities. The constitutionality of the Noel Law is currently being challenged in the Brazilian Supreme Court (Supremo Tribunal Federal, or STF) and although the law is technically in force, the government of the State of Rio de Janeiro has not yet enforced it. Currently, the ICMS for fuels derived from oil is assessed at the point of sale but not at the wellhead level. If the State of Rio de Janeiro enforces the Noel Law, it is unlikely (depending on the grounds of the Supreme Court’s decision) that the other states would allow us to use the tax imposed at the wellhead level in Rio de Janeiro as a credit to offset the tax imposed at the sale level. Therefore, we would have to pay ICMS at both levels. We estimate that the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase by approximately R$8.51 billion (U.S.$3.52 billion) per year. This increase could have a material adverse effect on our results of operations and financial condition.
Our participation in the domestic power market has generated losses and may not become profitable.
     Consistent with the global trend of other major oil and gas companies and to secure demand for our natural gas, we participate in the domestic power market. Despite a number of incentives introduced by the Brazilian government to promote the development of gas-fired power plants, development of such plants has been slow due to the market structure and regulation of the power industry, among other things. We have invested, alone or with other investors, in fourteen (twelve in operation and two under construction or development) of the 39 gas-fired power generation plants. Demand for energy produced by our gas-fired power plants has been lower than we expected mainly as a result of good hydrological conditions in the last years that increased the supply and lowered the prices of energy from hydroelectric power plants. The main risks associated with our gas-fired power business are:
•	Physical demand for our installed capacity, which is influenced by the current and expected market prices of natural gas;

•	The potential mismatch between contracted price indexation for energy to be sold by gas-fired power companies and the cost of natural gas or other substitute fuel supply; and

•	The dependence on construction of pipelines and other infrastructure to transport and produce natural gas and the commitment to purchase firm quantities of natural gas to satisfy the requirement of the new regulatory model for power generation in order to sell under long term energy contracts.
As a result of the foregoing, our participation in the domestic power market has generated losses and may not become profitable.

We may not be able to obtain financing for all of our planned investments, and failure to do so could adversely affect our operating results and financial condition.
     The Brazilian government maintains control over our budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy, and the Brazilian Congress for approval. If we cannot obtain financing that does not require Brazilian government approval, such as structured financings, we may not be free to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields. If we are unable to make these investments, our operating results and financial condition may be adversely affected.
Currency fluctuations could have a material adverse effect on our financial condition and results of operations, because most of our revenues are in reais and a large portion of our liabilities are in foreign currencies.
     The principal market for our products is Brazil, and over the last three fiscal years over 78% of our revenues have been denominated in reais. A substantial portion of our indebtedness and some of our operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2005 we imported U.S.$8.1 billion of crude oil and oil products, the prices of which were all denominated in U.S. dollars.
     The real depreciated 52.3% in 2002 against the U.S. dollar before appreciating 18.2%, 8.1% and 11.8% against the U.S. dollar in 2003, 2004 and 2005, respectively. As of June 21, 2006, the exchange rate of the real to the U.S. dollar was R$2.238 per U.S.$1.00, representing an appreciation of approximately 4.4% in 2006 year-to-date. The value of the real in relation to the U.S. dollar may continue to fluctuate and may include a significant depreciation of the real against the U.S. dollar as occurred in 2002. Any future substantial depreciation of the real may adversely affect our operating cash flows and our ability to meet our foreign currency-denominated obligations.
We are exposed to increases in prevailing market interest rates, which leaves us vulnerable to increased financing expenses.
     As of December 31, 2005, approximately 52.5% of our total indebtedness consisted of floating rate debt. We have not entered into derivative contracts or made other arrangements to hedge against interest rate risk. Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition.
We are not insured against business interruption for our Brazilian operations and most of our assets are not insured against war and terrorism.
     We do not maintain coverage for business interruption for our Brazilian operations. If, for instance, our workers were to strike, the resulting work stoppages could have an adverse effect on us, as we do not carry insurance for losses incurred as a result of business interruptions of any nature, including business interruptions caused by labor action. In addition, we do not insure most of our assets against war and terrorism. A terrorist attack or an operational incident causing an interruption of our business could therefore have a material adverse effect on our financial condition or results of operations.
We are subject to substantial risks relating to our international operations, in particular in Latin America and the Middle East.
     We operate in a number of different countries, particularly in Latin America, West Africa and the Middle East that can be politically, economically and socially unstable. The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:
•	the imposition of exchange or price controls;

•	the imposition of restrictions on hydrocarbon exports;

•	the depreciation of local currencies;

•	the nationalization of oil and gas reserves; or

•	increases in export tax / income tax rates for crude oil and oil products.
     If one or more of the risks described above were to materialize we may not achieve our strategic objectives in these countries or in our international operations as a whole, which may result in a material adverse effect on our results of operations and financial condition.
     Of the countries outside of Brazil in which we operate, Argentina is the most significant, representing approximately 40% of our total international crude oil and natural gas production and 28% of our international proved crude oil and natural gas reserves at December 31, 2005. In response to the Argentine crisis, the Argentine government has made a number of changes in the regulatory structure of the electricity and gas sectors and has fixed export tax rates for crude oil, natural gas and oil products. We also have significant operations in Bolivia and Venezuela that represented, respectively, approximately 21% and 18% of our total international production in barrels of oil equivalent and 27% and 22% of our international proved crude oil and natural gas reserves at December 31, 2005. Both Bolivia and Venezuela have recently announced certain nationalization measures that may generate material losses to us. At present, there is much uncertainty in the political, economic and social situations, generally in these two countries. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations— The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition” for a description of the risks associated with these nationalization measures. Deterioration of the situation in Argentina, Bolivia or Venezuela may have an adverse effect on our results of operations and financial condition.
The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition.
     The Bolivian and Venezuelan governments have recently increased their participation in their respective domestic oil and gas industries, which may generate material losses to us.
     Our consolidated interests related to Bolivia include two refineries, oil and gas reserves, which represented approximately 2.7% of our total reserves at December 31, 2005 and our interest in the Bolivia-Brazil gas pipeline (GTB). We also hold a long-term gas supply agreement, or the GSA, for the purchase of natural gas from the Bolivian state oil company, Yacimientos Petrolíferos Fiscales Bolivianos —YPFB. We have been operating in Bolivia since 1996. As of December 31, 2005, the book value of Bolivia assets were U.S.$990million. On May 1, 2006, the Bolivian government announced that it would nationalize several industries in the country, including the oil and gas industry. As a result, our interest in the two refineries and the oil and gas reserves in Bolivia will be reduced. We have 180 days to comply with the terms and conditions of the nationalization, and it is uncertain if and how we will be compensated for our losses. In 2005, the natural gas we imported from Bolivia represented approximately 53% of our total natural gas sales. We supply this natural gas to the Brazilian market, including local distribution companies and gas-fired power plants in which we have an interest.
     Our interests in Venezuela include oil and gas reserves, which represented approximately 2.3% of our total reserves at December 31, 2005. In April 2005, the Venezuelan Energy and Oil Ministry instructed PDVSA to review thirty-two operating agreements signed by PDVSA with oil companies from 1992 through 1997. In addition, PDVSA was instructed to take measures in order to convert all effective operating agreements into state-controlled companies in order to grant the Venezuelan government, through PDVSA, more than 50% ownership of each field, including agreements with our affiliates in connection with the areas of Oritupano Leona, La Concepcion, Acema and Mata. As a result, as of December 31, 2005, we recorded an impairment charge in order to adjust the book value of our Venezuelan assets in the amount of U.S.$134 million. In March 31, 2006, we, Petróleos de Venezuela S.A. (PDVSA) and Corporación Venezolana del Petróleo S.A. (CVP), entered into memorandums of understanding (MOUs) in order to effect the migration of the operating agreements to partially state-owned companies (“mixed companies”), whereby the interest of PDVSA in each mixed company will be 60%. The economic effects of the migration are effective since April 1, 2006. See Item 4. “Information on the Company—International—Venezuelan Operations.”
     As a result of the foregoing, we currently cannot estimate the degree to which these nationalization measures will affect us, and believe they may have a material adverse effect on our results of operations and financial condition.
Risks Relating to PIFCo
PIFCo may not earn enough money from its own operations to meet its debt obligations.
     PIFCo is a direct wholly-owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. Accordingly, PIFCo’s financial position and results of operations are largely affected by our decisions, as its parent company. PIFCo has limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to us, with financing for such operations provided by us as well as third-party credit providers. PIFCo also buys and sells crude oil and oil products from and to us, third parties and affiliates on a limited basis. PIFCo’s ability to pay interest, principal and other amounts due on its outstanding and future debt obligations will depend upon a number of factors, including:
•	our financial condition and results of operations;

•	the extent to which we continue to use PIFCo’s services for market purchases of crude oil and oil products;

•	our willingness to continue to make loans to PIFCo and provide PIFCo with other types of financial support;

•	PIFCo’s ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	PIFCo’s ability to transfer its financing costs to us.
     In the event of a material adverse change in our financial condition or results of operations or in our financial support of PIFCo, PIFCo may not have sufficient funds to repay all amounts due on its indebtedness. See “Risks Relating to Our Operations “ for a more detailed description of certain risks that may have a material adverse impact on our financial condition or results of operations and therefore affect PIFCo’s ability to meet its debt obligations.
If Brazilian law restricts us from paying PIFCo in U.S. dollars, PIFCo may have insufficient U.S. dollar funds to make payments on its debt obligations.
     PIFCo obtains substantially all of its funds from our payments in U.S. dollars for crude oil that we purchase from PIFCo. In order to remit U.S. dollars to PIFCo, we must comply with Brazilian foreign exchange control regulations, including preparing specified documentation to be able to obtain U.S. dollar funds for payment to PIFCo. If Brazilian law were to impose additional restrictions, limitations or prohibitions on our ability to convert reais into U.S. dollars, PIFCo may not have sufficient U.S. dollar funds available to make payment on its debt obligations. Such restrictions could also have a material adverse effect on the Brazilian economy or our business, financial condition and results of operations.
PIFCo may be limited in its ability to pass on its financing costs.
     PIFCo is principally engaged in the purchase of crude oil and oil products for sale to Petrobras, as described above. PIFCo regularly incurs indebtedness related to such purchases and/or obtain financing from us or third-party creditors. At December 31, 2005, approximately 20% of PIFCo’s indebtedness was floating-rate debt denominated in U.S. dollars. All such indebtedness has the benefit of our standby purchase obligation or other support. PIFCo has historically passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. Although we intend to continue this practice in the future, we cannot assure you that we will. PIFCo’s inability to transfer its financing costs to us could have a material adverse effect on PIFCo’s business and on its ability to meet its debt obligations in the long term.
Risks Relating to the Relationship between us and the Brazilian Government
The Brazilian government, as our controlling shareholder, may cause us to pursue certain macroeconomic and social objectives that may have an adverse effect on our results of operations and financial condition.
     The Brazilian government, as our controlling shareholder, has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through us. Brazilian law requires the Brazilian government to own a majority of our voting stock, and so long as it does, the Brazilian government will have the power to elect a majority of the members of our board of directors and, through them, a majority of the executive officers who are responsible for our day-to-day management. As a result, we may engage in activities that give preference to the objectives of the Brazilian government rather than to our own economic and business objectives. In particular, we continue to assist the Brazilian government to ensure that the supply of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.
If the Brazilian government reinstates controls over the prices we can charge for crude oil and oil products, such price controls could affect our financial condition and results of operations.
     In the past, the Brazilian government set prices for crude oil and oil products in Brazil, often below prices prevailing in the world oil markets. These prices involved elements of cross-subsidy among different oil products sold in various regions in Brazil. The cumulative impact of this price regulation system on us is recorded as an asset on our balance sheet under the line item “Petroleum and Alcohol Account—Receivable from the Brazilian government.” The balance of the account at December 31, 2005 was U.S.$329 million. All price controls for crude oil and oil products ended on January 2, 2002, however, the Brazilian government could decide to reinstate price controls in the future as a result of market instability or other conditions. If this were to occur, our financial condition and results of operations could be adversely affected.
We do not own any of the crude oil and natural gas reserves in Brazil.
     A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil and the concessionaire owns the oil and gas it produces. We possess the exclusive right to develop our reserves pursuant to concession agreements awarded to us by the Brazilian government and we own the goods we produce under the concession agreements, but if the Brazilian government were to restrict or prevent us from exploiting these crude oil and natural gas reserves, our ability to generate income would be adversely affected.
Risks Relating to Brazil
The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and may have a material adverse effect on our results of operations and financial condition.
     The Brazilian government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.
Political instability may adversely affect our results of operations and the price of our securities.
     The performance of the Brazilian economy has historically been influenced by the domestic political scenario. Political crises have, in the past, affected the confidence of investors and of the general public and resulted in economic slowdowns, adversely affecting the market price of the shares of publicly-listed companies.
     The Brazilian Congress is currently conducting investigations on, among other matters, allegations related to contributions to political campaigns that were unaccounted for or not publicly disclosed, including contributions made to various important members of the current federal administration. Such allegations have resulted in the replacement of key ministers and occupied most of Congress’ agenda. In addition, some allegations implicated other companies controlled by the Brazilian government. If these investigations were to impact the confidence of the general public and/or of investors, or result in an economic slowdown in Brazil, our results of operations and the price of our shares could be adversely affected.
     Additionally, presidential elections in Brazil will take place in 2006 and we cannot assure you that the next administration will maintain the economic policies that were adopted by the current administration. The uncertainties relating to the election may impact the confidence of the general public and of investors and the price of our securities may be adversely affected.
Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities and financial condition.
     Our principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Wide Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), have decreased from 2,477.15% in 1993 to 916.46% in 1994 and to 5.97% in 2000. The same index increased to 9.30% in 2003, before decreasing to 7.60% in 2004 and to 5.69% in 2005. Considering the historically high rates of inflation, Brazil may experience higher levels of inflation in the future. The lower levels of inflation experienced since 1995 may not continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation, which may adversely affect our financial condition.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations and the trading values of our securities.
     International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis in 1998 and the Argentine financial crisis that began in 2001), investors have viewed investments in emerging markets with heightened caution. These crises produced a significant outflow of U.S. dollars from Brazil, causing Brazilian companies to face higher costs for raising funds, both domestically and abroad, and impeding access to international capital markets. Increased volatility in securities markets in Latin American and in other emerging market countries may have a negative impact on the trading value of our securities. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.
Risks Relating to our Equity and Debt Securities
The Brazilian securities markets are smaller, more volatile and less liquid than the major U.S. and European securities markets and therefore you may have greater difficulty selling the common or preferred shares underlying our ADSs
     The Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised. The relatively small capitalization and liquidity of the Brazilian equity markets may substantially limit your ability to sell the common or preferred shares underlying our ADSs at the price and time you desire. These markets may also be substantially affected by economic circumstances unique to Brazil, such as currency devaluations.
The market for PIFCo’s notes may not be liquid.
     PIFCo’s notes are not listed on any securities exchange and are not quoted through an automated quotation system. We can make no assurance as to the liquidity of or trading markets for PIFCo’s notes. We cannot guarantee that the holders of PIFCo’s notes will be able to sell their notes in the future. If a market for PIFCo’s notes does not develop, holders of PIFCo’s notes may not be able to resell the notes for an extended period of time, if at all.
You may be unable to exercise preemptive rights with respect to the common or preferred shares underlying the ADSs.
     Holders of ADSs that are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information—Memorandum and Articles of Association of Petrobras—Preemptive Rights.”
You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market for our ADSs may not be sustained.
     Our preferred ADSs have been listed on the New York Stock Exchange since February 21, 2001, while our common ADSs have been listed on the New York Stock Exchange since August 7, 2000. We cannot predict whether an active liquid public trading market for our ADSs will be sustained on the New York Stock Exchange, where they are currently traded. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. We do not anticipate that a public market for our common or preferred shares will develop in the United States.
Restrictions on the movement of capital out of Brazil may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common or preferred shares underlying the ADSs and may impact our ability to service certain debt obligations, including standby purchase agreements we have entered into in support of PIFCo’s notes.
     The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the Brazilian government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.
     The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed, could impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of common or preferred shares from reais into U.S. dollars and the remittance of the U.S. dollars abroad. The Brazilian government could decide to take similar measures in the future. In such a case, the depositary for the ADSs will hold the reais it cannot convert for the account of the ADS holders who have not been paid. The depositary will not invest the reais and will not be liable for the interest.
     Additionally, if the Brazilian government were to impose restrictions on our ability to convert reais into U.S. dollars, we would not be able to make payment on our dollar-denominated debt obligations. For example, any such restrictions could prevent us from making funds available to PIFCo, for payment of its debt obligations, certain of which are supported by us through standby purchase agreements.
If you exchange your ADSs for common or preferred shares, you risk losing the ability to remit foreign currency abroad and forfeiting Brazilian tax advantages .
     The Brazilian custodian for our common or preferred shares underlying our ADSs must obtain a certificate of registration from the Central Bank of Brazil to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our preferred and common shares or upon the disposition of the common or preferred shares. If you decide to exchange your ADSs for the underlying common or preferred shares, you will be entitled to continue to rely, for five Brazilian business days from the date of exchange, on the custodian’s certificate of registration. After that period, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares, or distributions relating to the common or preferred shares, unless you obtain your own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the Conselho Monetário Nacional (National Monetary Council), which entitles registered foreign investors to buy and sell on the São Paulo Stock Exchange. In addition, if you do not obtain a certificate of registration or register under Resolution No. 2,689, you may be subject to less favorable tax treatment on gains with respect to the common or preferred shares.
     If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the common or preferred shares or the return of your capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration obtained by you may be affected by future legislative or regulatory changes and we cannot assure you that additional restrictions applicable to you, the disposition of the underlying common or preferred shares or the repatriation of the proceeds from disposition will not be imposed in the future.

You may face difficulties in protecting your interests as a shareholder because we are subject to different corporate rules and regulations as a Brazilian company and because holders of our common shares, preferred shares and ADSs have fewer and less well-defined shareholders’ rights than those traditionally enjoyed by United States shareholders.
     Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Brazil. In addition, your rights as an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect your interests against actions by our board of directors may be fewer and less well-defined under Brazilian Corporation Law than those under the laws of other jurisdictions.
     Although insider trading and price manipulation are considered crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States, putting holders of our common shares, preferred shares and ADSs at a potential disadvantage. Corporate disclosure may be less complete or informative than what may be expected of a U.S. public company.
     We are a state-controlled company organized under the laws of Brazil and all of our directors and officers reside in Brazil. Substantially all of our assets and those of our directors and officers are located in Brazil. As a result, it may not be possible for you to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, you may face greater difficulties in protecting your interest in actions against us or our directors and officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.
Preferred shares and the ADSs representing preferred shares generally do not give you voting rights.
     A portion of our ADSs represents our preferred shares. Under Brazilian law and our bylaws, holders of preferred shares generally do not have the right to vote in meetings of our stockholders. This means, among other things, that holders of ADSs representing preferred shares are not entitled to vote on important corporate transactions or decisions. See Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Voting Rights” for a discussion of the limited voting rights of our preferred shares.
Enforcement of our obligations under the standby purchase agreement might take longer than expected.
     We have entered into standby purchase agreements in support of PIFCo’s obligations under its notes and indentures. Our obligation to purchase from the PIFCo noteholders any unpaid amounts of principal, interest and other amounts due under the PIFCo notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the PIFCo notes or otherwise. See “Additional Information—PIFCo Senior Notes—Standby Purchase Agreements” and “Additional Information—PIFCo Global Notes—Standby Purchase Agreements.”
     We have been advised by our counsel that the enforcement of the standby purchase agreement in Brazil against us, if necessary, will occur under a form of judicial process that, while similar, has certain procedural differences from those applicable to enforcement of a guarantee and, as a result, the enforcement of the standby purchase agreement may take longer than would otherwise be the case with a guarantee.
We may not be able to pay our obligations under the standby purchase agreement in U.S. Dollars.
     Payments by us to PIFCo for the import of oil, the expected source of PIFCo’s cash resources to pay its obligations under the PIFCo notes, will not require approval by or registration with the Central Bank of Brazil. There may be other regulatory requirements that we will need to comply with in order to make funds available to

PIFCo. If we are required to make payments under the standby purchase agreement, Central Bank of Brazil approval will be necessary. Any approval from the Central Bank of Brazil may only be requested when such payment is to be remitted abroad by us, and will be granted by the Central Bank of Brazil on a case-by-case basis. It is not certain that any such approvals will be obtainable at a future date. In case the PIFCo noteholders receive payments in reais corresponding to the equivalent U.S. Dollar amounts due under PIFCo’s notes, it may not be possible to convert these amounts into U.S. Dollars. We will not need any prior or subsequent approval from the Central Bank of Brazil to use funds we hold abroad to comply with our obligations under the standby purchase agreement.
We would be required to pay judgments of Brazilian courts enforcing our obligations under the standby purchase agreement only in reais.
     If proceedings were brought in Brazil seeking to enforce our obligations in respect of the standby purchase agreement, we would be required to discharge our obligations only in reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.
A finding that we are subject to U.S. bankruptcy laws and that the standby purchase agreement executed by us was a fraudulent conveyance could result in PIFCo noteholders losing their legal claim against us.
     PIFCo’s obligation to make payments on the PIFCo notes is supported by our obligation under the standby purchase agreement to make payments on PIFCo’s behalf. We have been advised by our external U.S. counsel that the standby purchase agreement is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, we have been advised by our general counsel that the laws of Brazil do not prevent the standby purchase agreement from being valid, binding and enforceable against us in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the standby purchase agreement, and we, at the time we entered into the standby purchase agreement:
•	were or are insolvent or rendered insolvent by reason of our entry into the standby purchase agreement;

•	were or are engaged in business or transactions for which the assets remaining with us constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believes that we would incur, debts beyond our ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor, then our obligations under the standby purchase agreement could be avoided, or claims with respect to the standby purchase agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the standby purchase agreement on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of PIFCo’s issuance of these notes. To the extent that the standby purchase agreement is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the PIFCo notes would not have a claim against us under the standby purchase agreement and will solely have a claim against PIFCo. We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PIFCo noteholders relating to any avoided portion of the standby purchase agreement.
ITEM 4. INFORMATION ON THE COMPANY
History and Development of Petrobras
     We are a state-controlled company created pursuant to Law No. 2,004 (effective as of October 3, 1953). A state-controlled company is a Brazilian corporation created by special law, of which a majority of the voting capital must be owned by the Brazilian federal government, a state or a municipality. We are controlled by the Brazilian federal government, but our common and preferred shares are also publicly traded. Our principal executive office is located at Avenida República do Chile, 65, 20031-912 — Rio de Janeiro — RJ, Brazil and our telephone number is (55-21) 3224-4477.
     We were incorporated in 1953 and began operations in Brazil in 1954 as a wholly-owned government enterprise responsible for all hydrocarbon activities in Brazil. Since our foundation, our legal name has been Petróleo Brasileiro S.A.—Petrobras. From that time until 1995, we had a government-granted monopoly for all crude oil and natural gas production and refining activities in Brazil. On November 9, 1995, the Brazilian Constitution was amended to authorize the Brazilian government to contract with any state or privately owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment made possible the end of our legal monopoly in 1988.
     The crude oil and natural gas industry in Brazil has experienced significant reforms since the enactment of Law No. 9,478, or the Oil Law, on August 6, 1997, which established competition in Brazilian markets for crude oil, oil products and natural gas . Effective January 2, 2002, the Brazilian government deregulated prices for crude oil and oil products. See “—Regulation of the Oil and Gas Industry in Brazil—Price Regulation.” The gradual transformation of the oil and gas industry since 1997 has led to increased participation by international companies in Brazil across all segments of our business, both as our competitors and partners.
     Based upon our 2005 consolidated revenues, we are the largest corporation in Brazil and one of the largest oil and gas companies in Latin America. In 2005, we had sales of products and services of U.S.$74,065 million, net operating revenues of U.S.$56,324 million and net income of U.S.$10,344 million.
     We engage in a broad range of oil and gas activities, which cover the following segments of our operations:
•	Exploration and Production — Our exploration and production segment encompasses exploration, development and production activities in Brazil.

•	Refining, Transportation and Marketing — Our refining, transportation and marketing segment encompasses refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes domestic petrochemical companies and our two domestic fertilizer plants.

•	Distribution — Our distribution segment encompasses oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. — BR in Brazil.

•	Natural Gas and Power — Our natural gas and power segment encompasses the purchase, sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electric energy commercialization activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and gas-fired power plants.

•	International — Our international segment encompasses international activities conducted in the following countries: Argentina, Angola, Bolivia, Colombia, Ecuador, Equatorial Guinea, Iran, Libya, Mexico, Nigeria, Paraguay, Peru, the United States, Tanzania,Turkey, Uruguay and Venezuela), which include Exploration and Production, Supply, Refining, Petrochemical, Fertilizers, Distribution and Gas and Energy.,

•	Corporate — Our corporate segment includes those activities not attributable to other segments, including corporate financial management and overhead related with central administration.
     As a foreign private issuer, we are exempt from many of the corporate governance standards the New York Stock Exchange, or NYSE, applies to U.S. domestic issuers listed on the NYSE. In accordance with Section 303A.11 of the NYSE Listed Company Manual, we have posted a summary of significant differences between the NYSE standards and our corporate governance practice on our website, www.petrobras.com.br.

Recent developments relating to compliance with the Sarbanes-Oxley Act
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weakness in our internal control over financial reporting identified by management.
     The report will also contain a statement that our auditors have issued a certification report on management’s assessment of such internal controls. Deloitte, Touche Tohmatsu has assisted our management in conducting a preliminary assessment and evaluation of our internal controls.. To comply with this requirement, we are creating a system of internal controls over financial reporting through the Integrated Program for Internal Control Systems and Valuation Methodology, known as “PRISMA”. PRISMA is a program that focuses on constantly reviewing our financial statements and information contained in our consolidated financial reports. In addition, the program follows orientations from the Public Company Accounting Oversight Board (PCAOB) and from the Committee of Sponsoring Organizations of the Treadway Commission (COSO), for the development of better internal control practices, as well as from Control Objectives for Information and Related Technology (COBIT), as it relates to information technology.
     Phases 1 and 2 of the PRISMA have already been implemented and we are currently implementing phase 3 of the program.
Competitive Strengths
     We have a number of key strengths, including:
•	dominant market position in the production, refining and transportation of crude oil and oil products in Brazil;

•	strong reserve base;

•	deepwater technological expertise;

•	cost efficiencies created by large scale operations combined with vertical integration among business segments;

•	strong position in Brazil’s growing natural gas markets; and

•	success in attracting international partners in all activities.
Dominant market position in the production, refining and transportation of crude oil and oil products in Brazil
     Our legacy as Brazil’s former sole supplier of crude oil and oil products has provided us with a fully developed operational infrastructure throughout Brazil and a large proved reserve base. Our long history, resources and established presence in Brazil permit us to compete effectively with other market participants and new entrants now that the Brazilian oil and gas industry has been deregulated. We operate all major development fields in Brazil and substantially all of the country’s refining capacity. Our average domestic daily production of crude oil and NGLs increased 12.8% in 2005, decreased 3.1% in 2004 and increased 2.7% in 2003.
Strong reserve base
     As of December 31, 2005, we had estimated proved developed and undeveloped crude oil and natural gas reserves of approximately 11.77 billion barrels of oil equivalent in Brazil and abroad. In addition, we have a substantial base of exploration acreage both in Brazil and abroad, which we are exploring by ourselves and with industry partners in order to continue to increase our reserves.
     As of December 31, 2005, our worldwide proved reserves to production ratio was 15.4 years.
     The majority of our reserves, including recent discoveries, are located in deep-water areas that generally require additional planning, more comprehensive evaluation and added lead time to begin production when compared to onshore production. In accordance with our Business Plan for the period from 2006 to 2010, we have been investing the necessary capital to build the offshore platforms needed to monetize these reserves. Although our proved reserve life is higher than the industry average, the additional planning required to bring deep-water areas into production also means that our percentage of proved undeveloped reserves may be higher than the industry average.
     We believe that our proved reserves will provide us with significant opportunities for sustaining and increasing production growth.
Deepwater technological expertise
     While developing Brazil’s offshore basins over the past 36 years, we have gained expertise in deepwater drilling, development and production techniques and technologies. We are currently in the process of developing technology to permit production from wells at water depths of up to 9,842 feet (3,000 meters).
     Our deepwater development and production expertise has allowed us to achieve high production volumes and relatively low lifting costs (excluding royalties, special government participation and rental of areas, which we refer to as “government take”). Our aggregate average lifting cost for crude oil and natural gas products in Brazil for 2005, excluding government take, increased to U.S.$5.73 per barrel of oil equivalent, as compared to U.S.$4.28 per barrel of oil equivalent for 2004. Including government take, our lifting costs increased to U.S.$14.65 per barrel of oil equivalent for 2005, as compared to U.S.$10.72 per barrel of oil equivalent for 2004.
Cost efficiencies created by large-scale operations combined with vertical integration among business segments
     As the dominant integrated crude oil and natural gas company in Brazil, we can be cost efficient as a result of:
•	the location of over 80% of our proved reserves in large, contiguous and highly productive fields in the offshore Campos Basin, which allows for the concentration of our operational infrastructure, thereby reducing our total costs of exploration, development and production;

•	the location of most of our refining capacity in the Southeast region, directly adjacent to the Campos Basin and situated within the country’s most heavily populated and industrialized markets; and

•	the relative balance between our current production of 1,684 Mbpd, our refining throughput of 1,726 Mbpd and the Brazilian market total demand for hydrocarbon products of 1,800 Mbpd as of December 2005.
     We believe that these cost efficiencies created by our integration, our existing infrastructure and our balance allow us to compete effectively with other Brazilian producers and importers of oil products into the Brazilian market.
Strong position in Brazil’s growing natural gas markets
     We participate in most aspects of the Brazilian natural gas market. At present, the ability to meet the potential demand for natural gas is limited, due to constraints in gas supply and to a distribution infrastructure that is still under development. The prices we realize for natural gas, which depend on the costs of other energy sources it can replace, are approximately half of the current market price in the United States, where demand is more developed. The demand for natural gas in Brazil increased 11% in 2005. Although we cannot be certain that natural gas demand will continue to grow at annual rates similar to previous years, we expect continued growth as significant investments in gas transportation pipelines begin operating.
          Because of the diversity of our natural gas operations, we believe that we are well positioned to take advantage of the opportunity to meet potentially growing energy needs in Brazil through the use of natural gas. We intend to do so through our:
•	increasing production of non-associated natural gas, and natural gas associated with our domestic crude oil production, combined with the necessary investments to process such gas from recent discoveries of non-associated gas reserves, mainly in the Santos Basin offshore in Brazil;

•	planned investments in expansion of the natural gas transportation network throughout Brazil;

•	increased participation in the natural gas distribution market through investments in 19 of the 25 natural gas distribution companies in Brazil;

•	investments in gas-fired power plants, which serve as sources of demand for our natural gas; and

•	seeking greater operational flexibility in our sources to improve our energy demand management.
Success in attracting international partners in all our activities
          As a result of our experience, expertise and extensive infrastructure network in Brazil, we have attracted partners in our exploration, development, refining and power activities such as Repsol-YPF, ExxonMobil, Shell, British Petroleum, Chevron-Texaco and Total. Partnering with other companies allows us to share risks, capital commitments and technology in our continuing development and expansion.
          We may face significant risks in our ability to take full advantage of these competitive strengths. See Item 3. “Key Information—Risk Factors.”
Strategy
     We intend to continue to expand our oil and gas exploration and production activities and pursue strategic investments within and outside of Brazil to further develop our business. We seek to evolve from a dominant integrated oil and gas company in Brazil into an energy industry leader in Latin America and a significant international energy company. In line with our Strategic Plan and to further these goals, we intend to:
•	consolidate and increase competitive advantages in the Brazilian and South American oil and oil products market;

•	selectively expand international activities in an integrated manner with the Company’s business;

•	develop and lead the domestic natural gas market and act in an integrated manner in the gas and power market in the Southern Cone;

•	selectively expand our activities in the domestic and Southern Cone petrochemicals market; and

•	selectively perform in the renewable energy market.
Consolidate and increase competitive advantages in the Brazilian and South American oil and oil products market
          Our 2006-2010 Business Plan contemplates capital expenditures of approximately U.S.$28 billion in exploration and development activities in Brazil. Through these investments, we plan to implement 17 big scope projects, among others, aimed at increasing production to 2.3 million bpd by 2010. Our 2006-2010 Business Plan contemplates capital expenditures of approximately U.S.$7.1 billion in exploration and development activities outside of Brazil. These investments will be primarily exploration and development activities in South America. Our other areas of focus will be the Gulf of Mexico and West Africa. At December 2005, we had exploration, development and production rights in 54 million gross and 35 million net acres (220,000 gross and 141,000 net square kilometers) outside Brazil.
     At the same time that we seek to expand production, we intend to increase proved reserves, focused on deepwater exploration in Brazil. Our goal is to maintain a ratio of 15.4 years of reserves to production sustainable in the long-term. We have net exploration, development and production rights in 35.3 million acres (142,691 square kilometers) in Brazil. We expect to continue to participate selectively with major regional and international oil and gas companies in bidding for new concessions and in developing large offshore fields.
     Our domestic production in 2005 supplied approximately 80% of the crude oil feedstock for our refinery operations in Brazil, as compared to 76% in 2004 and 80% in 2003. We expect an increasing percentage of the crude oil feedstock to be supplied by our relatively lower cost domestic production, as our overall domestic production increases. Because our domestic refining capacity constitutes 98.5% of the Brazilian refining capacity, we supply almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to satisfying our internal consumption requirements with respect to wholesale marketing operations and petrochemical feedstock.
•	Our refineries were originally designed to process light imported crude oil, whereas our current reserves and production increasingly consist of heavier crude oil. We are in the process of improving and adapting our refineries to better process our domestic production of heavier crude oil.
Selectively expand international activities in an integrated manner with the Company’s business.
     In the near term, we expect to expand internationally by using our existing asset base or participating in selective partnerships in core activities where we have a competitive advantage. We consider our core activities to be integrated oil and gas operations throughout South America and deepwater exploration and development off the U.S. Gulf Coast, Colombia and West Africa. We also have exploration interests in Angola, Argentina, Bolivia, Colombia, Ecuador, Peru, Nigeria, Equatorial Guinea, Iran, the Gulf of Mexico, Tanzania, Turkey and Libya.
Develop and lead the domestic natural gas market and act in an integrated manner in the gas and power market in the Southern Cone
     Through our participation in all segments of the natural gas market, both in Brazil and abroad, we seek to meet domestic natural gas demand. We intend to continue to expand our participation in the natural gas market by:
•	developing the natural gas industry on an integrated manner with other areas of our Company in the production chain and consumption; and

•	taking advantage of growing opportunities in the power industry in an integrated manner with other natural gas market areas in which our Company already operates.
     As a result of our investments and the growing importance of natural gas as a cleaner energy alternative, we anticipate that the proportion of revenues and assets represented by natural gas operations will increase, leading to a greater impact of these activities on our results of operations.

Selectively expand our activities in the domestic and Southern Cone petrochemicals market
     We intend to expand activities in the petrochemical and fertilizer markets by seeking strategic partnerships and creating synergies with existing business. Our 2006-2010 Business Plan contemplates investments of approximately U.S.$2.0 billion in petrochemical business. Such investment will be aimed at increasing production of our basic petrochemicals, including polyolefins (polyethylene and polypropylene), acrylic acid and terephtalic acid. We believe that the growth of petrochemical activities will generate synergies with refining activities and we intend to take benefit of the expected growth in the petrochemical market in Brazil. We also intend to build a basic petrochemical complex that will integrate refinery units and petrochemical facilities to produce petrochemical raw materials such as ethylene, propylene, aromatics and its petrochemical derivatives, such as polyethylene and polypropylene. The total estimated aggregate investment for the construction of this petrochemical complex is approximately U.S.$6.5 billion and it is expected that it will begin operating in 2012.
Selectively perform in the renewable energy market
     We intend to develop some renewable energy alternatives in Brazil. Our priorities for investments in renewable sources of energy are:
•	bio-diesel production and H-bio;

•	wind power generation;

•	biomass energy; and

•	photo voltaic.
Overview by Business Segment
Exploration, Development and Production
Summary and Strategy
     Our exploration and production segment includes exploration, development and production activities in Brazil. We began domestic production in 1954 and international production in 1972. As of December 31, 2005, our estimated net proved crude oil and natural gas reserves in Brazil were approximately 10.58 billion barrels of oil equivalent. Crude oil represented 85% and natural gas represented 15% of these reserves. Our proved reserves are located principally in the Campos Basin.
     During 2005, our average daily domestic production was 1,684 Mbpd of crude oil and NGLs and 1.643 billion cubic feet of natural gas per day. Our aggregate average lifting costs for crude oil and natural gas in 2005 were U.S.$5.73 per barrel of oil equivalent in Brazil (excluding government take).
     We conduct exploration, development and production activities in Brazil through concession contracts. Under the terms of the Oil Law, in 1998 we were granted the concession rights to areas where we were already producing or could demonstrate we could explore or develop within a certain time frame. We refer to these concessions as Round zero. In a number of concessions, we have joint ventures with foreign partners to explore and develop the concessions. In conjunction with the majority of these arrangements, we received a carried interest for capital expenditures made during the exploration phase, with our partners incurring all capital expenditures until the development of a commercial discovery commences.
     At December 31, 2005, we held 418 areas, representing 35.3 million net acres (142,691 square kilometers). We currently have joint venture agreements for exploration and production in Brazil with 26 foreign and domestic companies. We are also active in exploration and production activities outside Brazil. For a full description of our international activities, see "—International—Exploration and Production.” In addition, we have added to our exploration acreage through our participation in bidding rounds that have been conducted annually by the ANP since 1999.
     Our main strategies in exploration, development and production in Brazil are to increase production and reserves by:
•	strengthening our expertise in deep and ultra-deep waters;

•	focusing on profitable opportunities on-shore and in shallow water fields;

•	implementing new practices and new technologies in areas with high exploitation degree in order to optimize recovery factor;

•	developing exploratory efforts in new frontiers in order to assure a sustainable reserve/production ratio.
Principal Domestic Oil and Gas Producing Regions
     Our annual daily production in Brazil has generally grown over the years. In 1970, we produced 164 Mbpd of crude oil, condensate and natural gas liquids in Brazil. We increased production to 181 Mbpd in 1980, 654 Mbpd in 1990, 1,271 Mbpd in 2000 and 1,684 Mbpd in 2005. In describing our oil and gas producing regions, reservoirs refer to underground formations containing producible oil or gas. Fields are areas that contain one or more reservoirs. Blocks are sections of a sedimentary basin where we carry out oil and gas exploration and production activities under concession contracts.
     Our main domestic oil and gas producing regions are:
Campos Basin
     The Campos Basin is the largest oil and gas producing region, and covers approximately 28.4 million acres (115 thousand square kilometers). Since exploration activities in this area began in 1968, over 45 hydrocarbon reservoirs have been discovered in this region in a 7.5 thousand square kilometers concession area, including eight large oil fields in deepwater and ultra deepwater. In terms of proved hydrocarbon reserves and annual production, the Campos Basin is the largest oil basin in Brazil and one of the most prolific oil and gas areas in South America. Annual crude oil production volume in the region increased steadily for the past ten years until 2004, when oil production in the Campos Basin decreased to 1,204 Mbpd from 1,252 Mbpd in 2003. In 2005, oil production in the Campos Basin increased to 1,405 Mbpd. The Campos Basin’s oil production accounted for approximately 83% of Brazilian oil production in 2005.
     At December 31, 2005, we produced crude oil from 36 fields in the Campos Basin and its proved crude oil reserves were 7.89 billion barrels, representing 81% of our total proved crude oil reserves. In 2005, the crude oil we produced in the Campos Basin had an average API gravity of 23.5 and an average water cut of 1%. We currently have 26 floating production systems, 13 fixed platforms and 5,226 kilometers of pipeline and flexible pipes operating in 45 fields at water depths of 262 to 6,188 feet (80 to 1,886 meters) in the Campos Basin.
Espírito Santo Basin
     We have made several discoveries of light oil and natural gas in the Espírito Santo Basin. We currently have exploration rights to 23 blocks in this Basin, 12 onshore and 11 offshore, with an exploration acreage of 10.4 thousand square kilometers. During 2005, we produced 42.7 Mboe per day of oil and natural gas in the Espírito Santo Basin (25.7 Mboe onshore and 17.1 Mboe offshore). On February 21, 2006, we began gas production in the Basin’s Peroá Field.

Santos Basin
     The Santos Basin represents one of the most promising exploration areas. In January of 2006, we approved the Master Plan for Development of Natural Gas and Oil Production in the Santos Basin, with a base of exploration and production in the city of Santos, in the state of São Paulo. We currently have exploration rights to 26 blocks in the Santos Basin, with an exploration acreage of 40.7 thousand square kilometers (as compared to 13.7 thousand square kilometers under concession in the Campos Basin). Current production of oil and natural gas is 10.87 Mboe per day in the Coral and Merluza fields. We have drilled the first exploratory well in the ultra-deep waters of the Basin and have found evidence of oil.
Properties
     The following table sets forth our developed and undeveloped gross and net acreage by oil region and associated crude oil and natural gas production:

					Average	Average
					Oil and	Oil and
					Natural Gas	Natural Gas
					Production for	Production for
					the Year	the Year
	Production Acreage as pf				Ended	Ended
	December 31.,2005				December 31,	December 31,
	Developed		Undeveloped		2005(1)(4)	2004(1)(4)
	Gross(2)	Net(2)	Gross(2)	Net(2)
		(in acres)			(boe per day) (3)
Brazil(1)
Offshore
Campos Basin	1,714,851	1,681,740	138,374	99,580	1,530,147	1,311,208
Other offshore	320,979	281,196	329,874	291,327	64,510	68,909
Total offshore	2,035,830	1,962,936	468,248	390,907	1,594,657	1,380,117
Onshore	1,045,466	1,045,466	131,949	131,950	363,203	377,603

Total Brazil	3,081,296	3,008,402	600,197	522,857	1,957,860	1,757,720
International
Onshore	4,225,975	2,584,034	2,967,718	1,871,834	245,828	247,122
Offshore	123,825	36,381	642,109	81,778	12,909	15,516

Total International	4,349,800	2,620,415	3,609,827	1,953,612	258,737	262,638
Total	7,431,096	5,628,817	4,210,024	2,476,469	2,216,597	2,020,358

(1)	Over 75% of our production of natural gas is associated gas.

(2)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned. A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

(3)	See “Conversion Table” for the ratios used to convert cubic feet of natural gas to barrels of oil equivalent.

(4)	Includes production from shale oil reserves, natural gas liquids and reinjected gas volumes, which are not included in our proved reserves figures.

     The following table sets forth our total gross and net productive wells as of December 31, 2005:

	Productive Wells
	Oil	Gas	Total
Gross productive wells
Brazil	8,968	468	9,436
International	5,896	302	6,198
Total	14,864	770	15,634
Net productive wells
Brazil	8,954	465	9,419
International	4,361	235	4,596
Total	13,315	700	14,015
     Productive wells are those producing or capable of production. A gross well is one in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned. A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.
Deepwater Expertise
     We are the leader in deepwater drilling, with recognized expertise in deepwater exploration, development and production. We have developed expertise over many years and have achieved significant milestones, including the following:
•	in January 2003, we drilled the world’s second horizontal deepwater multilateral well in the Barracuda-Caratinga field, in Campos Basin, at an water depth of 2,999 feet (914 meters), consisting of two legs for each well;

•	at December 31, 2005, we were operating 37 wells at water depths in excess of 3,281 feet (1,000 meters)

•	at December 31, 2005, we had drilled 400 wells at water depths in excess of 3,281 feet (1,000 meters), the deepest well being an exploration well in water depth of 9,360 feet (2,853 meters).
     Because many of Brazil’s richest oil fields are located offshore in deep waters, we intend to continue to focus on deepwater production technology to increase our proved reserves and future domestic production. See Item 5. “Operating and Financial Review and Prospects—Research and Development.” Our main exploration and development efforts involve offshore fields neighboring existing fields and production infrastructure, where higher drilling costs have been offset by higher drilling success ratios and relatively higher production. On a per-well basis, the exploration, development and production costs offshore are generally higher than those onshore. We believe, however, that offshore production is cost-effective, because historically:
•	we have been more successful in finding and developing crude oil offshore, as a result of the existence of a larger number and size of oil reservoirs offshore as compared to onshore reservoirs and a greater volume of offshore seismic data collected; and

•	we have been able to spread the total costs of exploration, development and production over a large base, given the size and productivity of our offshore reserves. Offshore production has exceeded onshore production by a per barrel production ratio of 5.92:1 in 2005, 4.96:1 in 2004 and 5.20:1 in 2003.
     We currently extract hydrocarbons from offshore wells in waters with depths of up to 6,188 feet (1,886 meters), and we have been developing technology to permit production from wells at water depths of up to 9,843 feet (3,000 meters). Set forth below is the distribution, by water depth, of offshore oil production in 2005 and 2004.

OFFSHORE PRODUCTION BY WATER DEPTH

Depth	Percentage in 2005	Percentage in 2004
0-400 meters (0-1,312 feet)	18%	21%
400-1,000 meters (1,312 feet-3,281 feet)	56%	55%
More than 1,000 meters (3,281 feet)	26%	24%
Exploration Activities
Concessions in Brazil
     We had the right to exploit all exploration, development and production areas in Brazil as a result of the monopoly granted to us by Brazilian Law. When regulatory changes in the Brazilian oil and gas sector began in 1998, monopoly ended. On August 6, 1998, we signed concession contracts with the ANP for all of the areas we had been using prior to 1998. Those concession contracts covered 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas, for a total area aggregating 113.3 million gross acres (458.5 thousand square kilometers).
     At December 31, 2005, we had 418 areas, consisting of 243 production areas, 134 exploration areas and 41 development areas, for a total area aggregating 43.3 million gross acres (175.4 thousand square kilometers). This total area represents 2.7% of the Brazilian sedimentary basins.
Recent discoveries
     In 2005, we declared the commercial feasibility of many new oil and gas fields, the main ones being located in the Espírito Santo, Campos and Santos Basins. We also made minor discoveries in the onshore coastal basins of Sergipe-Alagoas, Potiguar, Recôncavo and Espírito Santo. In 2005, we presented ANP Declarations of Commerciality for eight (8) new oil and gas fields.
     The Papa-Terra field is located in the southern Campos basin and operated by us (with a 62,5% interest) in partnership with Chevron-Texaco, with recoverable volumes that we believe may reach 700 million to 1 billion boe. In addition, we discovered new oil accumulation inside the ring-fence limits of the Marlim Leste field, in deeper reservoirs than the usual ones for the Campos Basin.
     In the offshore Santos Basin we discovered light crude oil and gas in the Tambaú and Uruguá fields, with recoverable volumes of more than 270 million boe.
     In the Espírito Santo Basin we discovered both light crude oil and gas in the Canapu field.
     In the onshore coastal basins we discovered and declared commercial the fields of Acauã, in the Potiguar basin, Anambé, in the Sergipe-Alagoas basin, Jandaia, in the Recôncavo basin and Inhambú in the Espírito Santo basin.
     We have a 35% interest in the Abalone, Ostra, Nautilus and Argonauta fields declared commercial by Shell, operator of the concession, in the northern part of the Campos basin, adjacent to the Jubarte/Cachalote area.
     We had a 55% success ratio for our exploration wells during 2005, with 38 wells classified as discovery or producing wells.
Auctions of exploration rights
     Since 1999, ANP has conducted auctions of exploration rights, which are open to us and qualified companies. We have competed in the public auctions, acquiring a large number of exploration rights, as detailed in the table below. We have also relinquished a considerable number of the exploratory areas in which we were not interested or successful in exploring.
     The following chart summarizes our success in the exploration bidding rounds conducted by the ANP during the last three years:

	Exploration	Development	Production	Total
Event
Areas held (December 31, 2002)	58	39	234	331
Areas redefined (July 2003) (BCAM-40)	1	0	0	1
Areas relinquished (August 6, 2003)	(22)	0	0	(22)
Areas won on Bid, Round 5	17	0	0	17
New concession (January 29, 2003) (Guajá)	0	1	0	1
New concession (August 4, 2003) (Cavalo-Marinho)	0	1	0	1
Areas redefined (February 3, 2003) (Coral)	0	(1)	1	0
Areas redefined (July 15, 2003) (Beija-Flor)	0	(1)	1	0
Joint concession COG to CCN (1)	0	0	(1)	(1)
Joint concession CDL to MP (2)	0	0	(1)	(1)
Areas relinquished (BAS-104)	0	(1)	0	(1)
Areas relinquished (Arraia)	0	(1)	0	(1)
Joint concession CR to FBL (3)	0	(1)	0	(1)
Areas relinquished (ALS-32)	0	(1)	0	(1)
Areas held (December 31, 2003)	54	35	234	323
Areas won on Bid, Round 6	36	0	0	36
Areas obtained through acquisitions (BT-REC-4, BT-POT-9, BT-ES-4, BM-C-14, BM-S-14 and BM-S-22)	6	0	0	6
Joint concession SMI to PJ (4)	0	0	(1)	(1)
New concession (January 15, 2004) (Baleia Franca)	0	1	0	1
New concession (January 15, 2004) (Golfinho)	0	1	0	1
New concession (January 15, 2004) (Mexilhão)	0	1	0	1
New concession (January 19, 2004) (Azulão)	0	1	0	1
New concession (January 19, 2004) (Japim)	0	1	0	1
New concession (August 30, 2004) (Piranema)	0	1	0	1
New concession (December 20, 2004) (Baleia Anã)	0	1	0	1
New concession (December 20, 2004) (Baleia Azul)	0	1	0	1
New concession (December 20, 2004) (Baleia Bicuda)	0	1	0	1
New concession (December 22, 2004) (Salema Branca)	0	1	0	1
Areas held (December 31, 2004)	96	45	233	374

	Exploration	Development	Production	Total
Areas won on Bid, Round 7	39	0	0	39
Areas relinquished (until December 31, 2005) (BM-FZA-1)	(1)	0	0	(1)
New concession (February 1, 2005) (Jandaia)	0	1	0	1
New concession (April 4, 2005) (Anambé)	0	1	0	1
New concession (July 14, 2005) (Acauã)	0	1	0	1
New concession (November 24, 2005) (Inhambu)	0	1	0	1
New concession (December 27, 2005) (Papa-Terra)	0	1	0	1
New concession (December 29, 2005) (Uruguá)	0	1	0	1
New concession (December 29, 2005) (Tambaú)	0	1	0	1
New concession (December 29, 2005) (Canapú)	0	1	0	1
Areas redefined (January 17, 2005) (Rio Joanes)	0	(1)	1	0
Areas redefined (February 1, 2005) (Fazenda Sori)	0	(1)	1	0
Areas redefined (February 25, 2005) (Camaçari)	0	(1)	1	0
Areas redefined (March 3, 2005) (Jandaia)	0	(1)	1	0
Areas redefined (April 1, 2005) (Fazenda Matinha)	0	(1)	1	0
Areas redefined (April 12, 2005) (Quererá)	0	(1)	1	0
Areas redefined (June 18, 2005) (Rio da Serra)	0	(1)	1	0
Areas redefined (August 11, 2005) (Anambé)	0	(1)	1	0
Areas redefined (August 13, 2005) (Fazenda Santa Rosa)	0	(1)	1	0
Areas redefined (November 24, 2005) (Inhambu)	0	(1)	1	0
Joint concession BBI to CHT(5)	0	(1)	0	(1)
Joint concession NPE to DEN (6)	0	(1)	0	(1)
Total areas held (as of December 31, 2005)	134	41	243	418
Net area held in million acres (as of December 31, 2005)	31,727,205	522,856	3,008,401	35,258,462

(1)	COG — Córrego Grande, CCN — Córrego Cedro Grande

(2)	CDL — Cardeal, MP — Massapê

(3)	CR — Curió, FBL — Fazenda Belém

(4)	SMI — São Miguel, PJ — Pajeú

(5)	BBI — Baleia Bicuda, CHT — Cachalote

(6)	NPE — Norte de Pescada, DEN — Dentão

Joint Ventures
     As of December 31, 2005, we had 68 exploration agreements and 16 production agreements. Our participation ranges from 30% to 85% in the exploration agreements, and in 47 of the 68 agreements we are principally responsible for conducting the exploration activities. During 2005, we entered into 23 partnership projects relating to exploration activities. As of December 31, 2005, we had partnerships in exploration with 20 foreign and domestic companies.
Drilling Activities
     During 2005, we drilled a total of 361 wells, 292 development wells and 69 exploratory wells. Of those wells, 251 development wells and 36 exploratory wells were located onshore and 41 development wells and 33 exploratory wells were located offshore. These numbers refer to the wells we drilled in 2005, but such wells may not have been evaluated or reclassified in 2005. The table “Exploratory and Development Wells” below indicates the number of wells which were evaluated and reclassified in 2005.
     We plan to expand exploration and development activities in 2006 by:
•	drilling approximately 92 new exploratory and approximately 356 new development wells;

•	shooting and processing two-dimensional and three-dimensional seismic surveys; and

•	constructing onshore and offshore production and support facilities.
     The following table sets forth the number of wells we drilled, or in which we participated, and the results achieved, for the periods indicated.
EXPLORATORY AND DEVELOPMENT WELLS

	Campos
Period	Basin	Other	Onshore	International	Total
2005 Net Exploratory Wells Drilled	19	14	36	4	73
Successful	14	7	17	4	42
Unsuccessful	5	7	19	0	31
Net Development Wells Drilled	20	3	187	207	417
Successful	19	3	181	206	409
Unsuccessful	1	0	6	1	8
2004 Net Exploratory Wells Drilled	21	19	14	7	61
Successful	16	9	4	2	31
Unsuccessful	5	10	10	5	30
Net Development Wells Drilled	25	2	208	235	470
Successful	24	2	205	230	461
Unsuccessful	1	0	3	5	9
2003 Net Exploratory Wells Drilled	21	10	7	4	42

Successful	7	2	2	2	13
Unsuccessful	14	8	5	2	29
Net Development Wells Drilled	12	0	264	26	302

Successful	12	0	256	26	294
Unsuccessful	0	0	8	0	8

     The following table sets forth our fleet of drilling rig units. We will use these owned and leased rigs to support future exploration, production and development activities. Most of the offshore rigs are operated in the Campos Basin.
DRILLING UNITS

	2005		2004		2003
	Brazil	International	Brazil	International	Brazil	International
Land rigs for onshore exploration and development	22	19	19	28	15	10
Owned	13	0	13	0	13	0
Leased	9	19	6	28	2	10
Semi-submersible rigs	17	1	18	0	17	0
Owned	3	0	4	0	4	0
Leased	14	1	14	0	13	0
Drill ships	7	2	7	1	8	1
Owned	0	0	0	0	0	0
Leased	7	2	7	1	8	1
Jack-up rigs	7	1	6	0	6	0
Owned	6	0	6	0	5	0
Leased	1	1	0	0	1	0
Moduled rigs for offshore exploration and development	11	0	11	0	9	0
Owned	9	0	8	0	6	0
Leased	2	0	3	0	3	0
Total	64	23	61	29	55	11
Development Activities
     Development occurs after completion of exploration and appraisal, and prior to hydrocarbon production, and involves the installation of production facilities including platforms and pipelines. We have an active development program in existing fields and in the discovery and recovery of new reserve finds. Over the last five years, we have concentrated development investments in the deepwater fields located in the Campos Basin, where most of our proved reserves are located. We develop fields in stages of production, which we refer to as modules. As of December 31, 2005, we had a total of 7,961 oil and gas producing wells in Brazil, of which 7,283 were onshore and 678were offshore.
Campos Basin Fields
     Marlim. The Marlim field is located at water depths between 2,133 and 3,445 feet (650—1,050 meters). It is our largest field based on production. Average production of crude oil during 2005 was 466.2 Mbpd, or more than 33% of total production in the Campos Basin. We have developed the Marlim field in five modules. We currently have seven floating production systems with total capacity of 710 Mbpd operating in Marlim field. We have a total of 73 production wells and 46 injection wells, and expect to drill four wells in 2006. Peak production of 586.3 Mboe was achieved in 2002.
     Roncador. The Roncador field is located in water depths between 4,921 and 6,234 feet (1,500—1,900 meters). Average production of crude oil during 2005 was 83.0 Mbpd. The first module of the development of this field consisted of Platform P-36, which sank in March 2001, and which was producing 80 Mbpd prior to the accident. Since the loss of P-36, we have contracted a temporary Floating Production Storage and Offloading unit (FPSO Brazil) with capacity of 90 Mbpd. First oil from this unit was attained on December 8, 2002. A total of seven wells, which were previously attached to P-36, have been attached to the new FPSO unit. A second platform (P-52) with a 180 Mbpd capacity is under construction. First oil from the unit is expected in 2007. A total of 20 production wells are planned in this module, including nine which were completed before the sinking of P-36.

     The contracts for a third production unit, with production capacity of 180 Mbpd, were signed on June 17, 2004. The production unit consists of an FPSO (P-54), which is expected to begin production in 2007. A total of eleven production wells and six injection wells are planned.
     Marlim Sul (South Marlim). The Marlim Sul field is located at water depths between 2,789 and 7,874 feet (850—2,400 meters). Production of crude oil began on December 17, 2001. In 2005, average production for Marlim Sul was 197 Mbpd. We plan to develop the Marlim Sul field in two modules. The first module includes a production system consisting of a semi-submersible platform (P-40), with a total capacity of 155 Mbpd an FSO (P-38) and one FPSO unit (Marlim Sul) with a total capacity of 100 Mbpd 13 wells are currently producing through P-40, out of a total of 16 planned production wells and ten injection wells. Production from the Marlim Sul FPSO unit began on June 7, 2004 and is currently producing 71.0Mboe per day.
     The contracts for a second module, with a production capacity of 180 Mbpd, were signed on June 17, 2004. On December 5, 2005, Petrobras contracted funding for U.S.$402 million towards the construction. The production system consists of a semi-submersible unit (P-51), which is expected to begin production in 2008. A total of 14 production wells and ten injection wells are planned.
     Barracuda and Caratinga. The Barracuda and Caratinga fields are located at water depths between 2,274 and 3,899 feet (700—1,200 meters). Oil production began in December 2004 through FPSO unit P-43. Another FPSO unit, P-48, started production in the Caratinga field in February 2005. Each FPSO unit has capacity of 150 Mbpd. A total of 32 production wells and 22 injection wells are planned for the two fields. In 2005, the average production for Barracuda was 124,333 bpd and for Caratinga was 80,302 bpd.
     Albacora Leste (East Albacora). Albacora Leste is located at water depths between 3,609 and 4,921 feet (1,100—1,500 meters). FPSO unit (P-50) with capacity of 180 Mbpd started production on April 21, 2006. A total of 16 production wells and 14 injection wells are planned.
     Other developments in the Campos Basin include: (1) the Jubarte field, which will bring into production an FPSO (P-34) with 60 Mbpd capacity, (2) the Frade field, and (3) the Marlim Leste field, that will have an FPU unit (P-53) with a 180 Mbpd capacity. A contract to increase the production capacity of P-34 to 60 Mbpd was signed on June 17, 2004. During 2005, we made additional discoveries of crude oil in the Jubarte and Marlim Leste fields and we declared the commercial feasibility of the Papa-Terra field.
Espírito Santo Basin Fields
     In February of 2006, we started gas production in the Peroá Field, reaching more than 1 million cubic meters per day. The Peroá platform is projected to process 8 million cubic meters per day and investments include one fixed platform, one submarine gas pipeline and one Gas Treatment Unit (UTGC).
     The Golfinho field, already producing through a pilot system, that consists of an FPSO unit (Seillean) with a capacity of 25 Mbpd will be developed through three modules. Module I of the Golfinho Field started production on May 8 with a chartered FPSO named Capixaba, which has a capacity to produce 100 thousand barrels per day and has a storage capacity of 1.6 million barrels.The FPSO (Cidade de Vitória) to be allocated to Module II will have a production capacity of 100 thousand barrels per day and will be able to store up to 1.6 million barrels. Finally, an FPSO to Module III will be chartered, with a production capacity of 100 thousand barrels per day.
     Some of these fields are being financed through project financings. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Project Finance.”
Santos Basin Fields
     In January of 2006, we approved a Master Plan for Development of Natural Gas and Oil Production in the Santos Basin comprising Five Poles: Merluza, Mexilhão, BS-500, Southern and Central.

     This Master Plan includes the expansion of the Merluza-1 Platform’s output to 2.5 million cubic meters of gas per day, the installation of the Merluza-2 Platform, with a production capacity of 8 million cubic meters of gas per day, and the installation of the Mexilhão Platform with a production capacity of 15 million cubic meters of gas per day.
     We also plan to install a gas treatment plant on the coast of São Paulo State to be integrated with the projects in order to expand the Merluza Pole and develop the Mexilhão Pole.
     In the BS-500 block we began studies for the production of the Uruguá and Tambaú Fields.
     In the Southern area, the Coral platform is already operational, currently producing 9,000 barrels of oil per day. There are plans to start production in the Cavalo Marinho Field in the future with production estimated at similar levels to that of Coral.
     Finally, the Central area is in the exploratory stage. We see a major potential in this area of the Santos Basin, informally known as a cluster.
Production Activities
     Our domestic crude oil and natural gas production activities involve fields located on Brazil’s continental shelf off the coast of nine Brazilian states, of which the Campos Basin is the most important region, and onshore in eight Brazilian states. We are also producing crude oil and natural gas in nine other countries: Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Peru, the United States, and Venezuela. See “—International.”
     The following table sets forth average daily crude oil and natural gas production, average sales price and average lifting costs for each of 2005, 2004 and 2003:

	For the Year Ended December 31,
	2005	2004	2003(1)
Crude Oil and NGL Production (in Mbpd)
Brazil (2)
Offshore
Campos Basin	1,405	1,204	1,252
Other	36	38	39

Total offshore	1,441	1,242	1,291
Onshore	243	251	248

Total Brazil	1,684	1,493	1,540
International	163	168	161

Total crude oil and NGL production	1,847	1,661	1,701

Crude Oil and NGL Average Sales Price (U.S. dollars per Bbl)
Brazil	$45.42	$33.49	$27.01
International	34.91	26.51	23.77
Natural Gas Production (in Mmcfpd)
Brazil(3)
Offshore
Campos Basin	752	645	657
Other	172	184	186

Total offshore	924	829	843
Onshore	719	762	657

Total Brazil	1,643	1,590	1,500

International	575	564	510

Total natural gas production	2,218	2,154	2,010

Natural Gas Average Sales Price (U.S. dollars per Mcf)
Brazil(4)	$2.17	$1.93	$1.79
International(5)	1.64	1.17	1.26
Aggregate Average Lifting Costs (oil and natural gas) (U.S. dollars per boe)
Brazil
With government take	$14.65	$10.72	$8.62
Without government take	5.73	4.28	3.48
International	2.90	2.60	2.46

(1)	International production figures for 2003 include PEPSA and PELSA as of January 1, 2003, although our interests were only acquired in May 2003.

(2)	Brazilian figures include production from shale oil reserves and natural gas liquids, which are not included in our proved reserves figures.

(3)	Brazilian figures include reinjected gas volumes, which are not included in our proved reserves figures.

(4)	Excludes (1) exploration and production overhead; (2) costs related to intra-company transfers of oil products to our exploration and production division; (3) costs of sales of oil products produced in natural plants overseen by our exploration and production department; and (4) price of oil and gas bought from partners in certain joint ventures.

(5)	Excludes (1) royalties; (2) special government participation; and (3) rental of areas.
     Average Brazilian production of crude oil and NGL for 2005 increased 12.8% relative to 2004, reaching 1,684 Mbpd, principally as a result of the start-up of FPSO-MLS in June 2004, the P-43 platform in December 2004 and the P-48 platform in February 2005.
Reserves
     Our estimated worldwide proved reserves of crude oil and natural gas as of December 31, 2005 totaled 11.77 billion barrels of oil equivalent, including:
•	9.72 billion barrels of crude oil and NGLs; and

•	12,351.9 billion cubic feet of natural gas.
     We calculate reserves based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of this data. Therefore, the reliability of reserve estimates depends on factors that are beyond our control and many of such factors may prove to be incorrect over time.
     DeGolyer and MacNaughton, or D&M, reviewed and certified 90.6% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2005. The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X of the SEC.
     As of December 31, 2005, our domestic proved developed crude oil reserves represented 45% of our total domestic proved developed and undeveloped crude oil reserves. Our domestic proved developed natural gas reserves represented 44% of our total domestic proved developed and undeveloped natural gas reserves. Total domestic proved hydrocarbon reserves on a barrel of oil equivalent basis increased at an average annual growth rate of 4.7 % in the last five years. Natural gas proved reserves increased at an average annual growth rate of 7.7% over the same period.

     The following table sets forth our estimated net proved developed and undeveloped reserves and net proved developed reserves of crude oil and natural gas by region as of December 31, 2005, 2004 and 2003:
WORLDWIDE ESTIMATED NET PROVED RESERVES

							Combined
	Brazil			International			Global
		Natural			Natural		Proved
	Crude Oil	Gas(1)(3)	Combined(2)(3)	Crude Oil	Gas(1)	Combined(2)	Reserves
	(MMbbl)	(Bcf)	(Mmboe)	(MMbbl)	(Bcf)	(Mmboe)	(Mmboe)
Net Proved Developed and Undeveloped Reserves:

Reserves as of December 31, 2003	9,051.4	8,111.4	10,403.3	720.7	3,090.9	1,235.9	11,639.2
Revisions of previous estimates	(414.9)	(262.1)	(458.6)	(18.8)	276.4	27.3	(431.3)
Extensions, discoveries and improved recovery	1,129.3	582.6	1,226.4	60.6	116.5	80.0	1,306.4
Sales of reserves in place	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Purchase of reserves in place	0.0	0.0	0.0	0.6	18.5	3.7	3.7
Production for the year	(522.4)	(477.6)	(602.0)	(61.1)	(209.5)	(96.0)	(698.0)
Reserves as of December 31, 2004	9,243.4	7,954.3	10,569.1	702.0	3,292.8	1,250.9	11,820.0
Revisions of previous estimates	123.0	842.4	263.4	0.5	(32.6)	(4.97)	258.4
Extensions, discoveries and improved recovery	252.0	996.9	418.2	38.4	38.8	44.9	463.1
Purchase of reserves in place	0	0	0	0.0	0.0	0.0	0
Sales of reserves in place	0	0	0	0.0	0.0	0.0	0
Production for the year	(584.5)	(529.8)	(672.8)	(58.8)	(210.9)	(93.9)	(766.7)
Reserves as of December 31, 2005	9,033.9	9,263.8	10,577.9	682.1	3,088.1	1,196.8	11,774.7

Net Proved Developed Reserves:
As of December 31, 2003	3,629.5	4,398.1	4,362.5	404.1	2,548.4	828.8	5,191.3
As of December 31, 2004	4,129.8	4,427.6	4,867.7	383.1	2,495.2	799.0	5,666.7
As of December 31, 2005	4,071.7	4,088.8	4,753.2	365.9	2,333.7	754.9	5,508.1

(1)	Natural gas liquids are extracted and recovered at natural gas processing plants downstream from the field. The volumes presented for natural gas reserves are prior to the extraction of natural gas liquids.

(2)	See “Conversion Table” for the ratios used to convert cubic feet of natural gas to barrels of crude oil equivalent. Production of shale oil and associated reserves are not included.

(3)	Natural gas reserve data for 2005 presented in this table in cubic feet have been restated using a conversion of 6000 cubic feet of natural gas per barrel of oil equivalent, such conversion rate being consistent with prior years volumetric statements. The FAS 69 information originally published together with the consolidated financial statements for December 31, 2005 converted the natural gas reserves using 5613 cubic feet per barrel of oil, such factor being related to specific gravity and calorific content of Petrobras’ fields rather than the international average standard. As Petrobras’ natural gas reserves and production are accounted for in cubic meters, this change which is only for convenience presentation of barrel of oil equivalent, has no effect on the financial results nor on the physical natural gas reserves.
     The following tables set forth our crude oil and natural gas proved reserves by region, as of December 31, 2005, 2004 and 2003:

CRUDE OIL NET PROVED RESERVES BY REGION

	As of December 31,
	2005		2004		2003
	Proved		Proved		Proved
	Developed and	Proved	Developed and	Proved	Developed and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Undeveloped
	(MMbbl)
Brazil
Offshore
Campos Basin	7,886.0	3,395.9	8,130.4	3,422.7	8,089.1	2,899.6
Other	388.3	101.3	335.4	106.1	159.8	111.7

Total offshore	8,274.3	3,497.2	8,465.8	3,528.8	8,248.9	3,011.3

Onshore	759.6	574.5	777.6	601.0	802.5	618.2

Total Brazil	9,033.9	4,071.7	9,243.4	4,129.8	9,051.4	3,629.5

International
Other South America(1)	625.8	350.8	678.4	367.0	703.9	387.6
West Coast of Africa	42.6	8.6	11.8	11.8	14.0	14.0
Gulf of Mexico	13.7	6.5	11.8	4.3	2.8	2.4
Total international	682.1	365.9	702.0	383.1	720.7	404.1

Total	9,716.0	4,437.6	9,945.4	4,512.9	9,772.1	4,033.6

(1)	Includes Argentina, Bolivia Colombia, Ecuador, Peru and Venezuela.
NATURAL GAS NET PROVED RESERVES BY REGION:

	As of December 31,
	2005		2004		2003
	Proved		Proved		Proved
	Developed and	Proved	Developed and	Proved	Developed and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Undeveloped
	(Bcf)
Brazil
Offshore
Campos Basin	3,836.5	1,772.3	4,039.3	1,820.4	4,096.2	1,598.0
Other	2,912.1	720.9	1,337.5	854.0	1,291.2	959.5

Total offshore	6,748.6	2,493.2	5,376.8	2,674.4	5,387.4	2,557.5

Onshore	2,515.2	1,595.6	2,577.5	1,753.2	2,724.0	1,840.6

Total Brazil	9,263.8	4,088.8	7,954.3	4,427.6	8,111.4	4,398.1

International
Other South America(1)	2,951.7	2,270.2	3,162.2	2,456.2	3,058.2	2,526.8
Gulf of Mexico	136.5	63.5	130.6	39.0	32.7	21.6
Total international	3,088.1	2,333.7	3,292.8	2,495.2	3,090.9	2,548.4

Total	12,351.9	6,422.5	11,247.1	6,922.8	11,202.3	6,946.5

(1)	Includes Argentina, Bolivia, Colombia, Peru and Venezuela.
     Please see “Supplementary Information on Oil and Gas Producing Activities” in our audited consolidated financial statements for further details on our proved reserves.
Refining, Transportation and Marketing
Summary and Strategy
     Our refining, transportation and marketing business segment encompasses the refining, transportation and marketing of crude oil, oil products and fuel alcohol, including investments in petrochemicals.
     We own and operate 11 refineries in Brazil, with total processing capacity of 1.99 million barrels per day. There are only two other competing refineries in Brazil, which have an aggregate installed capacity of approximately 0.03 million barrels per day. Our domestic refining capacity constitutes 98.5% of the Brazilian refining capacity. We built nine of our 11 refineries prior to 1972, and we completed the last refinery (Henrique

Lage) in 1980. At that time, we were only producing 200 Mbpd of crude oil in Brazil. Our refineries were built to process light imported crude oil. Subsequent to their completion, we discovered large reserves of heavier crude oil in Brazil. As a result, we are continually upgrading and improving our refineries to process heavy crude oil.
     We approved initial studies for construction of a new refinery in the Northeast of Brazil. With an estimated investment of U.S.$2.5 billion in the industrial complex of Porto de Suape, in the state of Pernambuco. The refinery will have the capacity to process 200 Mbpd of heavy oil with the start of operations planned for 2011.
     We process as much of our domestically produced crude oil as possible through our refineries, and supply the remaining demand within Brazil by importing crude oil (which we also process in our refineries) and oil products. As our own domestic production increases and refinery upgrades enable us to process more throughput efficiently in the next few years, we expect to import proportionately less crude oil and oil products. Until January of 2002, we were the sole supplier of oil products to the Brazilian market. Now that we are no longer the sole supplier of oil products to the Brazilian market, we intend to reevaluate our import strategy and may reduce imports to the extent such reductions improve our profitability. We also export, to the extent that our production of oil products exceeds Brazilian demand or our refineries are unable to process the growing domestic crude oil production.
     We transport oil products and crude oil to domestic wholesale and export markets through a coordinated network of marketing centers, storage facilities, pipelines and shipping vessels. As the single supplier for almost fifty years of a country that ranks as the 12th largest oil-consuming nation in the world, according to the June 2005 issue of Statistical Review of the World, we have developed a large and complex infrastructure. Our refineries are generally located near Brazil’s population and industrial centers and near our production areas, which creates logistical efficiencies in our operations.
     In accordance with the requirements of the Oil Law, we have placed our shipping assets into a separate subsidiary, Petrobras Transporte S.A., or Transpetro. This subsidiary leases storage and pipeline facilities and provides open access to these assets to all market participants. Our petrochemicals business is now also included in the refining, transportation and marketing segment.
     Our main strategies in refining and transportation are to:
•	strenghthen solution and relationship processes to the client, by understanding the client’s value chain and adjusting the services and products portfolio;

•	expand processing, transporting and commercialization activities, using bio-energy sources and raw material produced by us;

•	diversify our business portfolio, focusing on synergy among assets;

•	expand activities in the petrochemical and fertilizer industries, by seeking strategic partnerships and promoting synergies with our other operations;

•	improve efficiency in all stages of logistic processes by using a variety of transportation systems and focusing on operational excellence, safety standards and high quality services; and

•	apply state of the art technology on oil processing to promote energy and environmental efficiency.
     Our refining, transportation and marketing results are reflected in the “Supply” segment in our audited consolidated financial statements.
Refining
     At December 31, 2005, we had total installed refining capacity of 1.99 million barrels per day, which, according to Petroleum Intelligence Weekly, made us the 8th largest refiner of oil products in the world among publicly traded companies in 2005. Worldwide, we processed an average of 1.69 million barrels of crude oil per day in 2005, which represents a utilization rate of 84.9% for the year, calculated over total capacity. This compares with an 85% average utilization rate in 2004 and an 81% average utilization rate in 2003.
     Our domestic production in 2005 supplied approximately 80% of the crude oil feedstock for our refinery operations in Brazil, as compared to 76% in 2004 and 80% in 2003. We expect an increasing percentage of the crude oil feedstock to be supplied by our relatively lower cost domestic production, as our overall domestic production increases. Because our domestic refining capacity constitutes 98.5% of the Brazilian refining capacity, we supply almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to satisfying our internal consumption requirements with respect to wholesale marketing operations and petrochemical feedstock.
     Our refineries are located throughout Brazil, with heavy concentration in the Southeast where demand for domestic products is greatest, due to significant industrial activity and large population centers. Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities. This configuration facilitates access to crude oil supply and major end-user markets in Brazil.
Refinery Production and Capacity
     In Brazil in 2005, we processed a total of 633 million barrels of crude oil or on daily basis 1.69 million barrels per day. Our Brazilian production supplied approximately 80% of this crude oil. Our average refining costs (consisting of variable costs and excluding depreciation and amortization) in Brazil were U.S.$1.90 per barrel in 2005, U.S.$ 1.38 per barrel in 2004 and U.S.$1.17 per barrel in 2003. Due to the heavier crude characteristic of many Brazilian fields, we have invested in equipment for conversion of heavy crude oil into lighter products. The majority of our heavy crude conversion capacity is located in our refineries: Landulpho Alves, Duque de Caxias, Paulínia, Presidente Bernardes, Gabriel Passos and Henrique Lage. The following table describes the installed capacity, refining throughput and utilization factor of our refineries for each of 2005, 2004 and 2003:
REFINING STATISTICS

	2005			2004			2003
	Capacity	Throughput(1)	Utilization(2)	Capacity	Throughput(1)	Utilization(2)	Capacity	Throughput(1)	Utilization (2)
Refineries	(Mbpd)	(Mbpd)	(%)	(Mbpd)	(Mbpd)	(%)	(Mbpd)	(Mbpd)	(%)
Paulínia	365	320	88%	365	351	96%	365	297	81%
Landulpho Alves (9)	332	249	75	323	237	73	323	200	62
Duque de Caxias (9)	275	242	88	242	230	95	242	214	88
Henrique Lage	251	241	96	251	236	94	251	219	87
Alberto Pasqualini(3)	189	116	61	189	103	54	189	105	56
Pres. Getúlio Vargas(4)	189	186	98	189	165	87	189	191	101
Pres. Bernardes	170	157	92	170	154	91	170	164	96
Gabriel Passos	151	131	87	151	132	87	151	129	85
Manaus	46	44	96	46	45	98	46	44	96
Capuava	53	35	66	53	46	87	53	44	83
Fortaleza	6	5	83	6	5	83	6	5	83
Total Brazilian (9)	2,027	1,726	85	1,985	1,704	86	1,985	1,612	81

Gualberto Villarroel(5)	40	25	63	40	22	55	40	18	45
Ricardo Eliçabe(6)	31	26	84	31	30	98	31	30	97
Guillermo Elder Bell(5)	20	16	80	20	16	80	20	15	75
San Lorenzo (7)	38	37	97	38	33	89	38	33	87
Del Norte (8)	—	—	—	—	—	—	—	—	—
Total International	129	104	81	129	101	78	129	96	74

Total	2,156	1,830	85%	2,114	1,805	85%	2,114	1,708	81%

(1)	Throughput does not include slop or any reprocessed feedstock.

(2)	Utilization was calculated based on crude oil and NGL only.

(3)	We do not own 100% of this refinery.

(4)	Because of improvements to the crude plant of this refinery, its output can now slightly exceed the nameplate capacity originally registered with and acknowledged by the National Petroleum Agency in Brazil in 2003.

(5)	Located in Bolivia. We expect that our participation in this refinery will be reduced as a result of the Bolivian nationalization program announced on May 1, 2006.

(6)	Located in Argentina.

(7)	Located in Argentina. We acquired this refinery through our acquisition of Petrobras Energía, formerly Perez Companc.

(8)	Located in Argentina. Del Norte statistics are not included since we own just 28.5% of that refinery.

(9)	Includes NGL Capacity (Mbpd): Landulpho Alves = 9, Duque de Caixas = 33.
     We operate our refineries, to the extent possible, to satisfy Brazilian demand. Brazil demands a proportionally high amount of diesel, relative to gasoline, which together represent more than half of our production. Because we operate refineries to maximize the output of diesel fuel for which demand in Brazil is greater than our internal production, we produce volumes of gasoline and fuel oil in excess of Brazilian demand and such excess must be exported.
     Brazil’s demand for oil products has been relatively constant for the last three years, but we continue to increase our refinery throughput, thereby reducing the amount of products we must import to satisfy demand. We have also increased our exports of refined products. The following table sets forth our domestic production volume for our principal oil products for each of 2005, 2004 and 2003:
DOMESTIC PRODUCTION VOLUME OF OIL PRODUCTS

	2005	%	2004	%	2003	%
	(Mbpd)		(Mbpd)		(Mbpd)
Product
Diesel	660.1	38.0%	657.0	38.7%	623.4	38.0%
Gasoline	324.5	18.7	292.8	17.3	290.9	17.8
Fuel oil	257.8	14.9	279.9	16.5	266.4	16.2
Naphtha and jet fuel	218.5	12.6	220.2	13.0	219.6	13.4
Other	274.3	15.8	245.7	14.5	238.6	14.6

Total	1,735.2	100.0%	1695.6	100.0%	1,638.9	100.0%

Refinery Investments and Improvements
     In recent years, we have made investments in our refinery assets in order to improve yields of middle and lighter distillates, which typically generate higher margin sales and reduce the need to import such products. Our principal strategy with respect to refinery operations is to maximize throughput of domestic crude oil. Since the heavy domestic crude oil produces a higher proportion of fuel oil for each barrel of crude oil processed, production of fuel oil is expected to remain relatively constant as throughput of additional Brazilian crude oil offsets new investment in conversion capacity and the production of coke which can be converted into middle distillates products.
     We plan to invest in refinery projects designed to:
•	enhance the value of Brazilian crude oil by increasing capacity to refine greater quantities of heavier crude oil that is produced domestically;

•	increase production of oil products demanded by the Brazilian market that we currently must import, such as diesel;

•	improve gasoline and diesel quality to comply with stricter environmental regulations currently being implemented; and

•	reduce emissions and pollutant streams.

Major Refinery Projects
     Included in our Strategic Plan are a number of upgrades to key refineries. Our major investments are generally (1) coker to further break down heavy oil into middle distillates or (2) hydro treatment units that reduce sulfur to produce products that meet international standards. We believe our hydro-treatment units will make it possible to offer diesel fuel containing a maximum sulfur content of 0.05% (starting in 2012), thus meeting stricter environmental standards being implemented under Brazilian law. The principal refineries and planned investments (2006 – 2010) are as follows:

Refinery	Objective
Alberto Pasqualini (REFAP)	Expansion and modernization of refinery, including the installation of a coker, residue fluid cat. craking unit, and upgrade gasoline and diesel quality.

Presidente Getúlio Vargas Refinery (REPAR)	Installation of coker, expansion of existing refinery unit and units to upgrade the quality of diesel and gasoline.

Henrique Lage (REVAP)	Installation of coker and units to upgrade the quality of diesel and gasoline.

Paulínia Refinery (REPLAN)	Upgrade the quality of diesel and gasoline.

Landulpho Alves (RLAM)	Expansion of existing refinery unit and units to upgrade the quality of diesel and gasoline.

Duque de Caxias Refinery (REDUC)	Expansion of existing refinery, installation of a coker and units to upgrade the quality of diesel and gasoline.

Gabriel Passos Refinery (REGAP)	Expansion of the coker and upgrade the quality of diesel and gasoline.

Presidente Bernardes Refinery (RPBC)	Upgrade the quality of gasoline.

Capuava Refinery (RECAP)	Upgrade the quality of diesel and gasoline.
Imports
     During 2005 we continued to import crude oil and oil products because domestic production was not sufficient to satisfy Brazilian demand for certain products. In addition, because the bulk of our domestic reserves consist of heavy crude oil, we need to import lighter crude oils to create an adequate mix of oils to satisfy Brazilian demand and to permit refining by our refineries.
     Imported crude oil is transferred into our refineries for storage and processing, with a small percentage being sold to the other two Brazilian refiners. Imported oil products are sold to the retail market in Brazil through distributors, including our subsidiary BR.
     The average daily volume of our imports of crude oil has decreased to 352 Mbpd in 2005, as compared to 450 Mbpd in 2004 because of the increase in domestic crude oil production. Part of such increase was allocated to our refineries as result of an improvement of heavy oil conversion capacity and part was allocated to crude oil exports.

     The following table sets forth the percentage of crude oil that we imported during each of 2005, 2004 and 2003 by region.
IMPORTS OF CRUDE OIL BY REGION

	2005	2004	2003
	Volume (%)
Region
Africa	67.5%	73.4%	63.7%
Middle East	29.4	24.2	30.9
Central and South America/Caribbean	3.1	2.4	3.1
Oceania	0.0	0.0	0.9
Europe	0.0	0.0	1.4

Total	100.0%	100.0%	100.0%
     In 2005, our total costs of imports of crude oil from all these regions was U.S.$6,035 million, as compared to U.S.$5,191 million in 2004 and U.S.$3,541 million in 2003.
     We purchased approximately 19.4%, 17.7% and 23.4% of our crude oil imports in 2005, 2004 and 2003, respectively, pursuant to one-year term contracts, which are considered to be long-term contracts within the industry standard practice. We are also a significant buyer of crude oil and oil products from suppliers in the international spot market.
     Imports of oil products also decreased to 95 Mbpd in 2005, as compared to 110 Mbpd in 2004 and 122 Mbpd in 2003, primarily as a result of the increase in domestic production. LPG decreased due to replacement by natural gas, and increase in the production as a result of the revamping of the refineries and an increase in production due to the addition of FCC catalizer additives. For distillates, the decrease in the imported amounts is a result of the increase in our processing capacity. For naphtha the increase is a result of imports of light naphtha used in oil chains. The following table sets forth the volume of oil products imported during each of 2005, 2004 and 2003:
IMPORTS OF OIL PRODUCTS

	2005	2004	2003
	Volume (Mbbl)
Oil Product
LPG	6,268	11,537	12,034
Distillates(1)	16,740	16,879	23,183
Naphtha	8,243	7,231	5,026
Others(2)	3,523	4,487	4,225

Total	34,774	40,134	44,468

(1)	Includes gasoline, diesel fuel and some intermediate fractions.

(2)	Includes Algerian NGLs, fuel oil, Ethanol, Methanol and others.
     In 2005, total costs of oil product imports, measured on a cost-insurance-and-freight basis, was U.S.$2,108 million, as compared to U.S.$1,721 million in 2004 and U.S.$1,542 million in 2003. For a discussion of import purchase volumes and prices, see Item 5. “Operating and Financial Review and Prospects—Sales Volumes and Prices—Import Purchase Volumes and Prices.”
     Exports
     We also export that portion of oil products processed by our refineries that exceed Brazilian demand. In addition, we export domestic crude oil that we are unable to process in our refineries because of limited conversion capacity. Our total exports increased to 214 MMbbl in 2005 from 186 MMbbl in 2004 as a result of the increase in production of domestic crude oils and the decrease in the local demand for inferior environmental quality products. The following table sets forth the volumes of oil products we exported during each of 2005, 2004 and 2003:

EXPORTS OF OIL AND OIL PRODUCTS(1)

	2005	2004	2003
	(Mbbl)
Crude Oil	96,155	66,319	84,899
Fuel Oil (including bunker fuel)	63,896	107,104	85,740
Gasoline	17,240	11,510	13,656
Other	9,716	1,288	8,250

Total	187,007	186,221	192,545

(1)	The figure includes sales made by PIFCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.
     The total value of our crude oil and oil products exports, measured on a free-on-board basis, was U.S$10,086 million in 2005, U.S.$8,938 million in 2004 and U.S.$5,335 million in 2003.
Transportation
     The Oil Law requires that a separate company operate and manage the transportation network for crude oil, oil products and natural gas in Brazil, so we created a wholly-owned subsidiary, Transpetro, in 1998 to build and manage our vessels, pipelines and maritime terminals and handle various other transportation activities. In May 2000, Transpetro also took over the operation of our transportation network and storage terminals to comply with legal requirements. As of October 1, 2001, with the approval from the ANP, these pipelines and terminals were leased to Transpetro, which started to offer its transportation services to us and to third parties. As the owner of the facilities leased to Transpetro, we retain the right of preference for its shipments, based on the historical level of transportation assessed for each pipeline, formally assigned by the ANP. The excess capacity is available to third parties on a non-discriminatory basis and under equal terms and conditions.
     Prior to the enactment of the Oil Law, we were the only company authorized to ship oil products to and from Brazil and to own and operate Brazilian pipelines. Additionally, only vessels flying the Brazilian flag were entitled to carry shipments to and from Brazil. Pursuant to the Oil Law, the ANP now has the power to authorize any company or consortium organized under Brazilian law to transport crude oil, oil products and natural gas for use in the Brazilian market or in connection with import or export activities, and to build facilities for use in any of these activities. The Oil Law has also provided the basis for open competition in the construction and operation of pipeline facilities.
Pipelines and Terminals
     We own, operate and maintain an extensive network of crude oil and natural gas pipelines connecting our terminals to refineries and other points of primary distribution throughout Brazil. At December 31, 2005, our onshore and offshore crude oil and oil products pipelines totalled 6,245 miles or 10,048 kilometers in length, our natural gas pipelines aggregated approximately 5,705 miles or 9,179 kilometers in length, including the Brazilian side (1,612 miles or 2,593 kilometers) of the Bolivia-Brazil pipeline, and our flexible pipelines totalled 1,804 miles or 2,902 kilometers in length.

NATURAL GAS PIPELINES IN BRAZIL

CRUDE OIL AND OIL PRODUCTS PIPELINES IN BRAZIL
     In March 2005, we signed all of the financing documents for the Plano Diretor de Escoamento e Tratamento (PDET) project originally designed to enhance our crude oil transportation system extending from the most productive fields, located in the Campos Basin, to the refineries located in the Southeast region of Brazil.
     At the end of 2003, change in State of Rio de Janeiro Legislating required evaluation of economic feasibility of the original concept of the onshore portion of PDET. After that, we announced the cancellation of the onshore portion of the PDET project and a revision to the project’s original design.
     Under the revised project, the original offshore fixed platform (PRA-1) will be connected to five offshore production platforms through pipelines and will transfer the crude oil to a floating, storage and offloading platform (FSO) and two monobuoys, which will in turn facilitate the transfer of the crude oil to shuttle tankers or the export of the crude oil to other countries. The shuttle tankers will transport the oil to the Southeast terminals where it will be pumped to existing onshore pipelines connected to refineries in Rio de Janeiro, Minas Gerais and São Paulo. The PDET project will cost approximately U.S.$760 million and is expected to start its commercial operation in the first quarter of 2007. This project will permit to increase the flow of oil produced in the Campos Basin by up to 630 Mbpd.
     Transpetro also operates 44 storage terminals with nominal aggregate capacity of 65.0 million barrels of oil equivalent. At December 31, 2005, tankage capacity at these terminals consisted of 35.2 million barrels of crude oil, 27.3 million barrels of oil products and fuel alcohol and 2.5 million barrels of LPG. In 2005, Transpetro began to operate a new storage terminal (TNC—Norte Capixaba Terminal) with the nominal tankage capacity of 491 M barrels.
     Transpetro is currently evaluating alternatives to improve the efficiency of its transportation system, including improvements to the monitoring and control of the pipeline network through the gradual implementation of a supervisory control and data acquisition system, which, when completed, will monitor the pipelines and storage facilities located throughout the country.

     Transpetro implemented the first phase of the project and inaugurated a centralized control and operating center in June 2002, in its headquarters in Rio de Janeiro. Currently, there are a national back-up master station and two regional master stations connected through satellite communication. Tank-farms and pump stations are equipped with mini stations connected to the regional master stations. Transpetro’s goal is to be able to operate all of its domestic pipelines remotely, initially via the regional stations, and ultimately via the centralized control and operating center located in its headquarters in Rio de Janeiro. In 2005, the Centralized Control and Operating Center began to operate a new gas pipeline, GASCAB III. We will continue to develop this project. In addition, Transpetro has been investing in the development of a pipeline integrity program (Programa de Integridade de Dutos) to ensure the integrity and safety of its pipelines operations.
Shipping
     At December 31, 2005, our fleet consisted of the following 52 vessels (46 owned and 6 bareboat chartered), 32 of which are single hulled and 20 of which are double hulled:
OWNED/BAREBOAT CHARTERED VESSELS

	Number	Capacity
		(deadweight tonnage in thousands)
Type of Vessel
Tankers	44	2,443.4
Liquefied petroleum gas tankers	6	40.2
AHTS Anchor Handling Tug Supply	1	2.2
FSO Floating, Storage and Offloading	1	28.9

Total	52	2,514.7

     These vessels are currently operated by Transpetro and their activities are mainly concentrated in the Brazilian coastline, South America (Venezuela and Argentina), Mediterranean Sea, Caribbean Sea, Gulf of Mexico, West Africa and the Persian Gulf. The single-hulled ships only operate in areas where environmental legislation permits, including Brazil, Venezuela, Argentina and the West Coast of Africa. The double-hulled ships operate in other international locations in accordance with applicable laws. Our shipping operations support the transportation of crude oil from offshore production systems, our import and export of crude oil and oil products and our coastal trade. Our Business Plan calls for investment of U.S.$1.0 billion to renew our fleet, by adding 53 vessels by 2015. The table below sets forth the types of products and quantities of such products we transported during each of the years indicated.
PRODUCTS AND QUANTITIES TRANSPORTED

	2005	2004	2003
	(millions of tons)
Product
Crude oil	92.38	88.4	96.6
Oil Products	40.42	34.0	28.1
Fuel Alcohol	0.04	—	—

Total	132.84	122.4	124.7

Percentage transported by our owned/bareboat chartered fleet	43%	45.1%	45.3%
Coastal transport as a percentage of total tonnage	67%	61.1%	64.2%
     The average monthly-chartered tonnage in 2005 amounted to 5.9 million deadweight tons, as compared to 4.6 million deadweight tons in 2004 and 4.0 million deadweight tons in 2003. The chartered tonnage is continuously adjusted to our needs for overall market supply cost reduction. Our aggregate annual cost for vessel charters was U.S.$972.01 million in 2005, U.S.$701 million in 2004 and U.S.$537 million in 2003.

Petrochemicals
     We conduct petrochemical activities with the exception of naphtha sales through our subsidiary, Petrobras Química S.A., or Petroquisa. Petroquisa is a holding company with interests in nine operational petrochemical companies involved in the production and sale of basic petrochemical products and utilities. At December 31, 2005, our ownership percentage of the total capital of these investees ranged from 8.45% to 85.04% and our ownership percentage of the voting capital of these investees ranged from 10.02% to 70.45%. The total book value of these investments was U.S.$820 million on December 31, 2005. Most of such interests are minority voting interests.
     The basic supply feedstock used in Brazil’s petrochemical industry is naphtha . Until 2001, we were the sole supplier of naphtha to Brazil’s petrochemical industry. Following regulatory change in 2002, the petrochemical industry began importing naphtha directly. In 2005, the industry imported approximately 35.6% of its naphtha needs, and we supplied the remainder from our refining operations.
     The shareholder equity in the affiliate companies of the petrochemicals business increased by U.S.$12 million between 2004 and 2005. We currently expect to maintain a presence in the petrochemicals industry principally by participating in projects integrated with our refineries. We expect that our selective investments in petrochemicals will consolidate our involvement in the entire value chain and will help integrate our basic and refining products. Although we have divested certain interests in the petrochemical segment in the past, we plan to increase the current level of investments, as part of our downstream strategy.
     In line with our strategy of stimulating demand for natural gas products, we also continue to invest in Rio Polímeros S.A.,(Gas Chemical Complex). Located next to our Duque de Caxias Refinery (REDUC). The complex has a nominal plant capacity of 540,000 tons per year of polyethylene and 79,000 tons per year of propylene produced from ethane and propane extracted from natural gas originated in the Campos Basin. In addition to Petroquisa, the three other investors are BNDESPAR and two leading private Brazilian petrochemical companies, Suzano and Unipar. Petroquisa holds a 16.7% interest of the voting and preferred capital in Rio Polímeros. Of the approximately U.S.$1.08 billion budgeted construction cost, 60% is being provided by long-term loans from, or guaranteed by, U.S. Ex-Im Bank, BNDES (the Brazilian Federal Development Bank) and SACE (the Italian Export Credit Agency), and 40% is funded by equity investments. Rio Polímeros has been in operation since late 2005. In the first quarter of 2006, the Contractor ran reliability and performance tests in order to reach the guaranteed acceptance level and operational stage. On March 31, 2006 the test and commissioning phase of Rio Polímeros was concluded.
     According to our 2006-2010 Business Plan, we intend to spend approximately U.S.$2.0 billion in capital expenditures in our Brazilian petrochemicals operation. Such investment will be aimed at increasing production of basic petrochemicals, including polyolefins (polyethylene and polypropylene), acrylic acid and terephtalic acid. These projects will be carried out with other partners. Additionally, the preliminary technical and economic feasibility studies carried out by Petrobras identified the construction of a basic petrochemical complex as an important opportunity. This complex would integrate refinery units and petrochemical facilities to produce petrochemical raw materials like ethylene, propylene, aromatics and its petrochemical derivatives, like polyethylene and polypropylene, in order to supply the growing demand for such products in the Brazilian market. We are currently evaluating the conceptual project for this petrochemical complex. On March 28, 2006 we defined that the Petrochemical Complex of Rio de Janeiro will be built on the border of Itaboraí and São Gonçalo, in the State of Rio de Janeiro, with capacity to process 150 Mbpd and produce petrochemical raw material in the following quantities: 1,3 million tons/year of ethylene, 0.9 million tons/year of propylene, 0.36 million tons/year of benzene, 0.7million tons/year of p-xylene and oil derivatives such as 0.7 million tons/year of coke and small amounts of diesel oil and naphtha. The total global investment is estimated to reach U.S.$6.5 billion, including the second generation units, polyethylenes, polypropylene, styrene and ethylene-glycol. The complex is expected to be operating in 2012.
     On April 29, 2005, Odebrecht, Norquisa and ODBPAR (the Odebrecht Group) and Petroquisa entered into a second amendment to the memorandum of understanding under which Petroquisa had an option to acquire an amount of Braskem voting shares sufficient to increase its existing participation in Braskem to up to 30% of Braskem voting share capital (which we refer to as “Option Shares”). Such memorandum also eliminated the restriction on Petroquisa from owning interests in other petrochemical companies or projects following its possible exercise of the option. On March 31, 2006, after appraisals carried out by the concerned parties, Petroquisa decided not to exercise the Option Shares, as the parties were not able to reach a consensus regarding the terms and conditions for this exercise. The current shareholding structure of Braskem will not suffer any change, as the shareholding position currently held by Petroquisa of 10.02% in the voting capital and 8.45% in the total share capital of Braskem will be maintained, as well as the provisions of the Memorandum of Understanding for a Shareholders Agreement of Copene Petroquímica do Nordeste S.A. (the former name of Braskem), signed by Odebrecht and Petroquisa.
     On September 16, 2005, Petroquisa and Braskem incorporated Petroquímica Paulínia S.A.—PPSA, a joint venture between the two companies, contributing 40% and 60% of the entity’s capital, respectively. PPSA’s purpose is to implement a polypropylene unit in Paulínia-SP and to use a polymer-grade propylene supplied by us as raw material for its operations, with capacity of 300 thousand tons per year and a global investment estimated at U.S.$240 million. The commercial operations are projected to begin in the first quarter of 2008. To date, Petroquisa has invested R$3 million.
     On November 28, 2005, Petroquisa, Mossi & Ghisolfi and Citene signed a Memorandum of Understanding in which Mossi & Ghisolfi and Citene agreed to conduct a feasibility study relating to the development of a Purified Terephthalic Acid Plant in Pernambuco. The study showed favorable results. In March of 2006, Petroquisa and Citene signed a new memorandum regarding the creation of a company to implement the project and Mossi & Ghisolfi withdrew from the project. Petroquisa and Citene are considering whether to involve a new partner in the project and are currently negotiating the joint venture, which will be responsible for the development of the project. The plant will have a capacity of 550 thousand tons per year. We are projecting that an investment of U.S.$492 million through 2009 will be required for this project, as an estimate of the start-up costs of the plant through 2009.
     On April 17, 2006, our Board of Directors approved the incorporation of all outstanding shares of Petroquisa. Currently, we hold approximately 99% of Petroquisa’s capital stock and the remaining 1% is dispersed among minority shareholders. The main purpose of the share incorporation is to align the strategic interests of both companies. Under the terms of the incorporation, each lot of 1,000 common or preferred shares issued by Petroquisa will be exchanged for 4,496 preferred shares of our Company. As a result of such incorporation, we will issue 886,670 new preferred shares. In accordance with Brazilian Corporation Law, the share incorporation is still subject to approval by the shareholders of both companies, and the dissenting shareholders of Petroquisa have the right to withdraw.
Distribution
Summary and Strategy
Through Petrobras Distribuidora S.A., or BR, we distribute oil products and, fuel alcohol to retail, commercial and industrial customers throughout Brazil. Our operations are supported by tankage capacity of approximately 14.6 million boe, at 111 storage facilities and 96 aviation product depots at airports throughout Brazil.
     Our main strategies in distribution and marketing are to:
•	be the preferred brand of the consumer, with a multi-business retail network that offers excellence in the quality of products and services, expanded leadership and guaranteed expected profitability; and

•	add value to our system, by being the leader in all consumer market segments, launching new products, services and innovative solutions and by assuring the preference for our brand.
     As of 2005, Liquigás Distribuidora became the official name of our liquefied petroleum gas (gás liquefeito de petróleo, or LPG) distribution company, previously called Agip do Brasil S.A. and Sophia do Brasil S.A. Agip do Brasil S.A. was acquired in August 2004 to expand our participation in the LPG distribution sector and to consolidate our presence in the distribution market. By the end of 2005, Liquigás Distribuidora held a 21.8% market share and ranked third in the LPG distribution market based on sales volume according to Sindigás (Sindicato Nacional das Empresas Distribuidoras de Gás Liqüefeito de Petróleo).

     In 2005, we sold 173.9 million barrels of oil products to wholesale customers, with gasoline and diesel fuel representing approximately 85% of these sales. Of our total sales in 2005, 157.8 million barrels of oil products were supplied to BR for retail marketing. The following table sets forth our oil product sales to wholesale customers and retail distributors for each of 2005, 2004 and 2003:
OIL PRODUCT SALES

	2005	2004	2003
	(MMbbl)
Product
Diesel	228.1	224.9	208.3
Gasoline	114.3	104.8	101.8
Fuel oil	77.2	106.1	98.5
Naphtha and jet fuel	79.3	81.5	76.6
Others	343.5	129.1	283.2

Total	842.4	646.4	768.4

Customer
Wholesalers
Diesel	105.5	106.6	100.2
Gasoline	43.0	42.9	41.0
Others	25.4	25.6	26.0

Total wholesalers	173.9	175.1	167.2

Retail distributors
BR	157.8	145.1	133.6
Third parties	510.7	326.2	467.6

Total retail distributors	668.5	471.3	601.2

Total customers	842.4	646.4	768.4

Retail
     As of December 31, 2005, our sales network in Brazil included 6,933 retail service stations compared to 6,785 as of December 31, 2004, and comprised approximately 24.5% of the total number of service stations in Brazil, all under the brand name “BR.” Over 50% of these BR stations are located in the South and Southeast regions of Brazil, where over 59% of Brazil’s total population of 180 million reside. Of these 6,933 service stations, 5,885 were active stations and BR owned 763. As required under Brazilian law, BR subcontracts the operation of all its service stations to third parties. The other 6,170 service stations were owned and operated by dealers, who use the BR brand name under license with BR facilities as their exclusive suppliers. BR provides technical support, training and advertising for its network of service stations.
     In 2005, 295 of our service stations also sold vehicular natural gas, compared to 245 in 2004 and 204 in 2003. The sales from these stations consisted of 17,208 million cubic feet (487 million cubic meters) in 2005, representing 25.1% of Brazilian market share, 15.005 million cubic feet (425 million cubic meters) in 2004, representing 27% of Brazilian market share and 14,554 million cubic feet (412 million cubic meters) in 2003, representing 31.2% of Brazilian market share.

     The table below sets forth market share (based on volume) for retail sales of different products in Brazil for each of 2005, 2004 and 2003:
BR MARKET SHARE IN DISTRIBUTION

	2005	2004	2003
Fuel oil	64.8%	64.4%	65.2%
Diesel	31.9	28.6	26.1
Gasoline	25.0	22.1	21.1
Fuel alcohol	32.2	31.2	33.3

Total	33.8%	31.6%	30.8%

     Prices to retailers have generally tended to remain consistent between competing distributors, particularly due to the low margin in the sector. Therefore, competition among distributors continues to be primarily based on product quality, service and image.
     During 2005, approximately 27% of the retail sales at service stations in Brazil were made through BR-owned or franchised entities. We believe that our market share position has remained strong over the past several years due to the strong brand name recognition of BR, the remodeling of service stations and the addition of lubrication centers and convenience stores.
     In 1996, BR created the “De olho no Combustível” program (“Eye on the Fuel” program), which is a certification program designed to ensure that the fuels sold to end consumers at service station networks are identical in content to the fuels originating from our refineries. We have already certified 4,496 service stations under this program.
     The retail market for gasoline and diesel fuel in Brazil is highly competitive and we expect that prices will be subject to continuing pressure. Accordingly, we intend to build upon the strong brand image that we have established in Brazil to enhance profitability and customer loyalty. We plan to take the following actions through 2010:
•	selectively expand our service stations network, reinforcing the Petrobras image;

•	increase the use of client fidelity programs and new technologies; and

•	reduce operating and administrative costs and provide services, such as financial services and controls, through investments in advanced telecommunications and data processing technology.
     We participate in the retail sector in Argentina, where we currently own 746 retail service stations that operate under the brand names Petrobras (451 stations), Eg3 (248 stations) and San Lorenzo (47 stations). We also have a participation in the retail sector in Bolivia, Colombia, Paraguay and Uruguay, with 104, 39, 131 and 89 retail service stations respectively.
Commercial and Industrial
     We distribute oil products to commercial and industrial customers through BR. Our major customers are aviation, transportation and utility companies and government entities, all of which generate relatively stable demand. We have a market share in the commercial and industrial distribution segment in excess of 33.8% which has remained relatively constant over the past several years.

     Set forth below are commercial and industrial sales statistics for each of 2005, 2004 and 2003:
COMMERCIAL AND INDUSTRIAL RETAIL SALES BY PRODUCT

	For the Year Ended December 31,
	2005	2004	2003
		(Mboe)
Fuel oil	22,850	24,649	27,729
Diesel	78,241	70,521	60,117
Gasoline	36,690	32,147	28,710
Jet fuels	15,784	15,020	14,343
Fuel alcohol	5,132	4,147	3,286
Lubricants	1,601	1,460	1,256
Others	24,943	22,609	23,198

Total	185,241	170,554	158,638

Natural Gas and Power
Summary and Strategy
     Our natural gas and power activities encompasses the purchase, sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electric energy commercialization activities as well as participation in domestic natural gas transportation companies, state-owned natural gas distributors and gas-fired power plants.
     The natural gas market in Brazil has been growing steadily. The Brazilian government estimated that, in 2005, natural gas consumption represented approximately 9,3% of primary energy use, as compared to 8,9% in 2004 and 7,7% in 2003. In addition, the Brazilian government estimates that natural gas will represent 11% of primary energy use by 2010. We expect that a portion of this growth will come from increased industrial demand as well as from the replacement of fuel oil by cleaner energy sources. The development of natural gas-fired power plants in Brazil will also add growth to the natural gas market. During the last three years, industrial consumption of natural gas has increased at a compounded annual growth rate of 8.0% while vehicular consumption has increased approximately 13,2%. In 2005, industrial and vehicular consumption have grown 7.15% and 20.2%, respectively.
     To capitalize on these growth opportunities, we have adopted a vertically integrated strategy. As a result of our petroleum exploration and production activities in Brazil, we produce significant amounts of associated natural gas as a by-product.
     Our main strategies in the natural gas and power segment are to:
•	develop the natural gas industry in an integrated manner with other areas of the Company, in Brazil and other South American countries;

•	take advantage of growing opportunities in the power industry in an integrated manner with other natural gas market sector in which our Company already operates; and

•	develop some renewable energy alternatives and the Mecanismos de Desenvolvimento Limpo – MDL, or Clean Development Mechanisms, as well as coordinate and implement activities related to energy efficiency to the Petrobras system and final consumers.
     Our natural gas and power results are reflected in the “Gas and Energy” segment in our audited consolidated financial statements.

Natural Gas
Pipelines
We developed and built the Bolivia-Brazil natural gas pipeline, which has a total capacity of 1,060 MMscfd (30 MMcmd). The pipeline is 1,969 miles (3,150 kilometers) in length, running from Rio Grande in Bolivia to Porto Alegre in Southern Brazil. The Bolivia-Brazil pipeline connects to our domestic pipeline system that transports natural gas from the Campos and Santos Basins. This pipeline was designed to supply gas to some of our power and petrochemical plants. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations— The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition.”
          The Cabiúnas project comprises transportation and processing facilities of natural gas from the offshore oil fields in the Campos Basin of the State of Rio de Janeiro. This project has been operational since the second semester of 2005 and increased the transportation capacity from the previous 290 million cubic feet (8.2 million cubic meters) per day to a total of 476 million cubic feet (13.5 million cubic meters) per day of associated gas, while reducing the volumes of natural gas currently flared on offshore platforms and alleviating existing constraints on oil production from these platforms. In 2005, the average daily volume of natural gas flared on the offshore platforms of the Campos Basin was 130.7 million cubic feet (3.7 million cubic meters).
          We are currently developing the Southeast and the Northeast Gas Pipeline Networks (Malha Sudeste and Malha Nordeste). This project, which is known as the Malhas Project, will create additional transportation capacity by expanding the existing natural gas infrastructure and delivering natural gas to markets in the Northeast and Southeast regions of Brazil. This project includes the construction of an approximately 808 miles (1,300 kilometers) pipeline network, which is expected to start operations gradually during the years of 2006 and 2007, at a total cost of approximately U.S.$1.5 billion.
          The projected pipeline to deliver natural gas to the state of Amazonas in Northern Brazil (Coari – Manaus Gas Pipeline), will have a length of 382 kilometers, and the project to deliver liquefied petroleum gases to the same state (Urucu-Coari LPG Pipeline), will have a length of 279 kilometers.
Local Distribution Companies
     We sell natural gas in Brazil to local gas distribution companies, since under Brazilian law, each state has the monopoly over local distribution . Most states have established companies to act as local gas distributors and we have interests in some of these companies.
     We appoint the majority of the technical and commercial directors of all distribution companies in which we hold a minority shareholding stake.
          In December 2004, Gaspetro acquired a 40% equity interest in Gasmig, the gas distribution company of the State of Minas Gerais, for R$154 million (U.S.$58 million). In connection with this acquisition, we assumed the obligation to construct natural gas pipelines to be financed by Cemig. In July 2005, Gaspetro also increased its participation in CEG-Rio, the gas distribution company of the State of Rio de Janeiro, by acquiring an additional 12.41% of shares of CEG-Rio from Gás Natural SGD for R$39.3 million (U.S.$16.5 million). Gaspetro now holds 37.41% of CEG-Rio’s shares.
     Currently we hold, through our subsidiary PETROBRAS Gás S.A. — GASPETRO, 19 minority interests in natural gas distribution companies in many states of Brazil. However, 5 Companies (CEBGÁS, GOIASGÁS, RONGÁS, GASAP and GASMAR) have not yet started their operations. We are not shareholders in the following companies: MTGÁS, COMGAS, CIGAS, GAS BRASILIANO, SPS and CEG. Also, in the state of Espírito Santo, we have the exclusive rights to distribute natural gas through our subsidiary BR.
     In 2005, the gas distribution companies in which we have an interest (ALGÁS, BAHIAGÁS, CEGÁS, CEG-RIO, COMPAGÁS, COPERGÁS, MSGAS, GASPISA, PBGÁS, POTIGÁS, SCGÁS, SERGAS, SULGAS and

GASMIG) held total assets of R$ 2,289 million (U.S.$ 978million) compared with R$2,250 million (U.S.$848 million) in 2004. The assets are mainly an aggregate pipeline extension of 2,654 miles (4,272 kilometers).
     Although in 2005 the average volume of gas distribution, of the companies in which we have an interest was almost the same as in 2004 (692 million cubic feet of natural gas per day, or 19.6 million cubic meters per day), the total net operational revenue in 2005 was R$3.467 billion (U.S.$1.481 billion) as compared to R$3.010 billion (U.S.$1.134 billion) in 2004.
     The total net income of the companies in which we have an interest increased, and reached R$ 299.0 million (U.S.$ 127.8 million) last year compared with R$ 277.1 million (U.S.$ 104.4 million) in 2004. Such increase resulted from the appreciation of the Brazilian real against the U.S. dollar and the increase in the consumption by industrial and vehicular segments, which generate a higher margin, as opposed to gas-fired power plants, in which the use of gas was reduced.
     In 2005, investments on the companies in which we have an interest reached a total of R$ 290.8million (U.S.$ 124.2million) compared to R$ 277.3 million (U.S.$ 104.4million) in 2004.
     Some of the operating distribution companies in which we have an interest has entered into long term gas supply contracts with us under which such companies have gas purchase obligations (in the case of contracts relating to Brazilian gas), and ship-or-pay and gas purchase obligations (in the case of contracts relating to Bolivian gas or with gas-fired power producers). These ship-or-pay and gas purchase contracts do not allow net settlement by either the buyer or the seller, and no market mechanism exists for net settlement.
          The following table sets forth our domestic sales of natural gas to affiliated and non-affiliated local distribution companies for each of 2005, 2004 and 2003:
DOMESTIC SALES OF NATURAL GAS TO LOCAL DISTRIBUTION COMPANIES

	Year Ended December 31,
	2005	2004	2003
(in MMscfd)
Total sales annual average(i)	1,289	1,164	978
Annual sales growth(i)	11%	19%	13.4%

(i)	The volume of natural gas sold to local distribution companies (thermal and non-thermal). Our internal consumption and natural gas received by internal transfer are not included.
Commitments and Sales Contracts
Our investment in the Bolivia-Brazil gas pipeline was the result of a 1996 gas supply agreement, or the GSA, for the purchase of natural gas between the Bolivian state oil company, Yacimientos Petrolíferos Fiscales Bolivianos –YPFB, and us. The GSA requires us to purchase from YPFB specified quantities of natural gas transported through the pipeline over a 20-year term. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations— The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition.”
          Gas purchase commitments. Under our contracts with YPFB for the purchase of natural gas, we have agreed to purchase minimum volumes of natural gas from Bolivia at a formula price that varies with the price of fuel oil. We have purchased and paid in 2005, 2004 and 2003, approximately U.S.$799 million, U.S.$544 million and U.S.$362 million, respectively. Such increase resulted from higher prices (which reflected the international prices for oil and fuel) and the increase in the imported amounts: 22.96 MM m3/d in 2005, as opposed to 19.94 MM m3/d in 2004 and 14.17 MM m3/d in 2003. During 2002 and 2003 we purchased less than the minimum volumes set under our agreement with YPFB, and therefore we paid a total amount of U.S.$81 million to satisfy our purchase commitment. Set forth below are the minimum volumes we have agreed to under these contracts, together with an estimate of the amounts we are obligated to pay for such minimum volumes:

NATURAL GAS PURCHASE COMMITMENTS

	2006	2007	2008	2009	2010
Volume Obligation (Mmcmpd)	24	24	24	24	24
Volume Obligation (Mmcfd)	850	850	850	850	850
Estimated Payments (U.S.$ million)(1)	1,025	921	759	654	634

(1)	Amounts calculated based on current prices set forth under the agreements projected constant to the future. Prices may be adjusted in the future and actual amounts may vary. Of these amounts, 25.3% are related to Petrobras Bolivia.
          In connection with the above gas purchase contract, we entered into a contract, effective October 2002, with a gas producer to reduce the volatility of prices under the gas purchase contract through 2019 – the Natural Gas Price Volatility Reduction Contract, or PVRC. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the gas purchase contract. See “Qualitative and Quantitative Disclosure about Market Risk—Petrobras—Commodity Price Risk” and Note 23 to our audited financial statements.
          Ship-or-pay commitments. In order to support the financing for the Bolivia-Brazil pipeline, we also have entered into unconditional ship-or-pay purchase obligations for the transportation of natural gas with Gás Transboliviano or GTB and Transportadora Brasileira Gasoduto Bolivia-Brasil or TBG, the companies which own and operate the Bolivian and Brazilian portions of the pipeline, respectively. TBG’s portion of the pipeline financing is consolidated in our balance sheet. Our volume obligations under the ship-or-pay arrangements are generally designed to meet the gas purchase obligations with respect to our gas purchase contracts with YPFB. The total capacity of 1,060 MMscfd (30 MMcmd) also includes a transportation capacity option of 212 MMscfd (6 MMcmd), valid for a 40-year term. This transportation capacity option was granted to us in consideration for our agreed investment of approximately U.S.$379 million in the Bolivia-Brazil gas pipeline. The total estimated project cost was U.S.$1.9 billion. In 2005, 2004 and 2003, Petrobras made total payments of approximately U.S.$532 million, U.S.$348 million and U.S.$504 million, respectively. Of these amounts, approximately U.S.$473.5 million, U.S.$302 million and U.S.$463 million corresponded, respectively, to payments made to TBG for the transportation of natural gas. Set forth below are the minimum volumes we have agreed to under the ship-or-pay arrangements, together with an estimate (assuming certain changes in the U.S. Consumer Price Index (CPI)) of the amounts we are obligated to pay for such minimum volumes:
NATURAL GAS SHIP-OR-PAY COMMITMENTS

	2006	2007	2008	2009	2010
Volume Commitment (Mmcmpd)(1)	59.51	59.51	59.51	59.51	59.51
Volume Commitment (Mmcfpd)(1)	2,102	2,102	2,102	2,102	2,102
Estimated Payments (U.S.$ million)(1)	487.73	490.57	492.61	494.70	496.75

(1)	The figures for TBG and GTB are consolidated.
          Natural gas sales contracts. In light of these gas purchase and ship-or-pay obligations, we have entered into or negotiated firm gas sale and ship-or-pay sale arrangements to sell our domestic and international natural gas to local gas distribution companies and gas-fired power plants, most of which we operate and in which we own a minority interest.
          The arrangements with the gas-fired power plants are made through contracts with the local distribution companies, which in turn enter into back-to-back arrangements with the gas-fired power plants, and a portion of the gas buyer’s payments is usually guaranteed to us by the parent companies of the gas-fired power companies or through financial guarantees. Our total sales of natural gas, which includes sales to gas-fired power companies, for 2005, 2004 and 2003, were approximately U.S.$2,398 million, U.S.$1,876 million and U.S.$1,580 million, respectively. The table below sets forth the commitments by local gas distribution companies and by gas-fired power plants for the firm purchase of volumes of natural gas from us beginning in 2006, together with an estimate of the amounts obligated to be paid for such volumes:

NATURAL GAS SALES CONTRACTS

	2006	2007	2008	2009	2010
	(in Mmscfd)
To Local Gas Distribution Companies
Related parties(i)	585	624	647	668	686
Third parties	494	534	430	423	425
To Power Generation Plants
Related parties(i)	27	27	55	55	55
Third parties	184	184	184	184	184
Total	1,290	1,369	1,316	1,330	1,350

Estimated Contract Receipts (U.S.$ million)(ii)(iii)	$2,023	$2,111	$1,923	$1,916	$1,985

(i)	For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have an equity interest.

(ii)	Figures show revenues net of taxes. Estimates are based on firm contracts and do not include internal consumption or transfers. Estimated volumes are based on “take or pay” agreements in our contracts, not maximum sales.

(iii)	Prices may be adjusted in the future and actual amounts may vary.
          Pricing. On June 1, 2001, the Brazilian government instituted a mechanism which allows a U.S. dollar indexed component of the natural gas pricing mechanism to be passed through to gas-fired power plants for a period of 12 years, pursuant to Portaria No. 176 (a joint regulatory act issued by the Ministry of Mines and Energy and the Ministry of Finance), which was updated by Portaria No. 234 issued on July 22, 2002. See “—Regulations of the Oil and Gas Industry in Brazil—Price Regulation—Natural Gas.” This mechanism has enabled us to sell natural gas to a number of gas-fired power plants that were unwilling to purchase natural gas under the prior gas price regulation because it requires the buyer to take the intra-year exchange rate risk. Under the new formula, exchange rate variations are reflected in gas prices annually, while we will be remunerated at market based interest rates for any resulting delay in gas price adjustments.
Power
          Brazil currently has an installed electricity generation capacity of approximately 91,314 MW. More than 96% of this capacity is interconnected to form one single integrated system, with approximately 76% of the electricity supplied to that system coming from hydroelectric sources. Consumption of electricity grew annually at a rate of 4.5% during the 1990s. As a result of the rapid growth in electricity demand, combined with the limited investment in the sector during the last two decades and a high dependency on hydroelectric power (and consequently susceptibility to a prolonged drought), we believe substantial additional generation capacity needs to be developed in Brazil. In recognition of the need for such capacity and in order to promote the development of gas-fired power plants, the Brazilian government established the Thermoelectric (gas-fired) Priority Program (PPT).
New Regulatory Model
          A new regulatory model for the power sector was introduced on March 16, 2004 with the enactment of the New Industry Model Law. Under the new model, assured energy availability may be sold under regulated contracts or free contracts. Energy availability sold under regulated contracts must be acquired by means of public auctions and energy availability sold under the free market is negotiated freely through bilateral contracts. The new regulatory model also creates incentives for investments in power generation.
          The first auction for new power plants was held in December of 2005. We participated in the auction and sold 1,391 MW of energy from our gas-fired power plants with the intention of securing long-term contracts. The contracts represented 42% of the energy sold in the auction.

Status of Investments
          We believe our participation in the construction and development of gas-fired power plants has strategic benefits for our business because:
•	our participation in the power sector helps create a market for natural gas made available through our investments in the natural gas business;

•	we are able to build “inside the fence” co-generation plants close to our refineries and other facilities, which provide us with a reliable and inexpensive source of electricity for use in our own refineries; and

•	these co-generation plants also produce steam for use by our refineries and in onshore crude oil recovery enhancement projects. The production and consumption of steam reduces the overall costs of generating electricity, making such electricity cost competitive relative to other gas-fired power generation, including new hydroelectric developments.
          In addition, we concluded a program for the acquisition of certain gas-fired power plants, in order to mitigate the losses resulting from contractual obligations previously suffered.
          The main purpose of these acquisitions is to reduce our financial exposure in connection with these merchant gas-fired power plants. See “—Financial Exposure.”
Financial Exposure
          To encourage the development of some of the gas-fired power plants in which we participate with an equity interest, or to which we sell our natural gas, we have entered into agreements to provide economic support to such gas-fired power plants. Our obligations under these agreements were structured as tolling arrangements whereby we agree to provide each of the inputs to produce electricity and operate the plant, as well as off-take the electricity, remunerating the thermoelectric plant at a price that will service capital (equity and debt).
          We have only entered into tolling arrangements with gas-fired power plants in which we have an equity interest. Our power commitments under the tolling agreements are as follows:
POWER OFFTAKE PROJECTED COMMITMENTS

PLANT	2006	2007	2008
	(Average MW)
FAFEN	138	138	138
TermoBahia	186	186	186
Total NE Tolling Arrangements	324	324	324
Ibiritermo	226	226	226
Total S/SE Tolling Arrangements	226	226	226
          The total generating capacity in respect of which we have tolling commitments, based upon commitments of projects under construction or in operation, is 550 MW in 2006.
          We expect that the electricity we purchase under the tolling agreements will be partly used for demand in our facilities, estimated to be 319 MW in 2006, 362 MW in 2007 and 382 MW in 2008, allocated between the Northeast and South/Southeast regions of Brazil. UTE FAFEN has a power purchase agreement for the sale of electric power to third parties (distributors /concessionaires). By the end of the fourth quarter of 2005, we sold energy availability in auctions coordinated by the MME, by means of energy agreements of 15 years, starting as of 2008, with increasing volumes, reaching 1391 MW in 2010. Our commercial strategy is to continue the sale of our remaining capacity in public auctions to distributors and the sale to large consumers through power purchase agreements.

          After the acquisition of UTES Eletrobolt, TermoCeará and Macae Merchant between April 2005 and April 2006, we ended our financial exposure with third parties relating to contingency contributions.
          In January 2003, Companhia Paranaense de Energía, or Copel, ceased making its monthly capacity payments to UEG Araucária Ltda. — UEGA (an independent gas-fired power producer that initiated operations in September 2002 and which is 60% owned by El Paso, 20% by Copel and 20% by us). In April 2003, UEGA initiated arbitration proceedings before the ICC International Court of Arbitration to recover damages from Copel’s default under the Power Purchase Agreement entered into between the two parties. In March 2006, we settleled this claim. At the termination of the contract, the nominal value of the debt, not recognized by Copel, amounted to R$272 million to be recovered against future supplies of gas. As part of the settlement, we will receive from Copel Geração S.A., a subsidiary of Copel, R$150 million in 60 monthly installments beginning January 2010. Copel is a guarantor of this obligation. Under terms of our settlement agreement, we also agreed with Copel’s acquisition of El Paso’s quotas in UEGA. In addition, we will seek to meet the fuel supply needs for operating UEGA on a best efforts basis from 2006 to 2010. This fuel may be in the form of natural gas or some other alternative energy source. This settlement agreement resolves the existing dispute in relation to the contract for the supply of gas to UEGA.
Renewable Energy Alternative
          Our strategy in energy development is based on renewable energy, energy efficiency and the potential gains in carbon credits due to the prevented emissions promoted by these activities.
Renewable Energy
          The main projects relating to renewable energy resources are biodiesel production and electricity generation by wind power plants. Our Strategic Plan establishes 481 thousand cubic meters per year of biodiesel availability and 169MW of electrical generation capacity installed, as a target for 2010.
          Three biodiesel production plants of 44,000 tons per year will each be installed and we are analyzing investments in wind power plants under the terms of Incentive Program of Brazilian Government for Alternative Energy Sources, or Proinfa. In addition, we have initiated a technical-economical feasibility study regarding the implementation of small hydropower plants in the Northeast.
Sustainable Development
          Our actions relating to sustainable energy development in 2005 aimed to evaluate the implementation of eligible projects to obtain carbon credit certificates according to the Clean Development Mechanism (MDL), as well as to propose sales policies regarding these certificates. We have studied the technical viability and necessary baseline methodologies in order to obtain approval for the projects.
Energy Efficiency
          The consolidation of our energy use and the enhancement of energy efficiency in our units were the Internal Energy Conservation Program’s main activities.
          In 2005, there was a relative reduction in the burning of fossil fuels saving approximately 2,700 barrels of equivalent oil per day; a volume that resulted in savings of approximately U.S.$10 million and that prevented emissions of approximately 390 thousand tons of CO2 in 2005.
          In addition, the National Oil and Natural Gas Derivates Rationalization Program, or Conpet, a governmental program coordinated by us, was extended to more than 23% of the vehicles subject to the program, overcoming the mark of 10% established at the beginning of the year. On environmental matters, this performance means that the program prevented the emissions of about 920 thousand tons of CO2 into atmosphere.

International
Summary and Strategy
          In 2005, approximately 8.0% of our net revenues were generated outside Brazil. We seek to evolve from an integrated oil and gas company in Brazil to an energy industry leader in Latin America and a strong international player.
          Currently, we plan to focus our non-Brazilian exploration, development and production activities regionally, in areas where we can successfully exploit our competitive advantages, such as deepwater drilling. We particularly intend to drill off the west coast of Africa and the Gulf of Mexico and onshore in South America. We recently acquired rights to participate in four exploration blocks offshore Angola. We are also expanding our interests in South America in the downstream segment. During 2006, the following new assets were bought: one lubricant plant, service stations and convenience stores in Colombia; service stations and one LPG re-fueling plant in Paraguay; and service stations, one aviation supply facility, one asphalt commercialization plant, and one natural gas distribution company in Uruguay.
          We have budgeted U.S.$7.1 billion in capital expenditures for the period from 2006 to 2010 for international investments.
          Our main strategies in the international segment are to:
•	seek leadership position as an integrated energy company throughout Latin America;

•	expand exploration and production operations, in the Gulf of Mexico and Western Africa.

•	accelerate monetization of our natural gas reserves;

•	expand our international opportunities to grow and diversify our portfolio of international activities;

•	broaden the recognition and increase the value of the Petrobras brand name outside Brazil; and

•	add value to the production of Petrobras’ heavy oil.
          Our international results are reflected in the “International” segment in our audited consolidated financial statements.
Exploration and Production
          During 2005 we conducted international exploration activities in Argentina, Bolivia, Colombia, Nigeria, the United States and Venezuela. In addition, we are currently performing studies to evaluate blocks where we hold interests in Angola, Argentina, Colombia, Mexico, Nigeria, the United States, Iran, Equitorial Guinea, Tanzania, Turkey and Libya. Production activities were conducted in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Peru, the United States, and Venezuela. Collectively, these activities represented 14.8% of our total capital expenditures for crude oil and natural gas exploration and production. Our capital expenditures for international exploration and development were U.S.$1,067 million for 2005, U.S.$666 million for 2004 and U.S.$428 million for 2003. The following table provides information about the allocation of such expenditures for each of 2005, 2004 and 2003:

DISTRIBUTION OF CAPITAL EXPENDITURES IN INTERNATIONAL EXPLORATION ACTIVITIES

	2005	2004	2003
Argentina	7.2%	3.1%	5.6%
Bolivia	4.4	0.2	0.7
Colombia	4.6	3.5	4.4
Peru, Ecuador and Venezuela	0.3	2.4	28.7

South America	16.5	9.2	39.4
West Coast of Africa	47.8	52.0	15.6
Gulf of Mexico	33.9	36.8	42.5
Others	1.8	2.0	2.5

Total	100.0%	100.0%	100.0%

Development
          Over the past three years, we have participated in the development of a number of fields internationally. These include: four in Colombia (Guando, Rio Ceibas, Yaguara and Santiago), two in the United States (GB 200 and North Coulomb), one in Angola (Block 2), two in Nigeria (Akpo and Agbami), many fields in Argentina concentrated in the Neuquen and Austral basins (most importantly the Medanito, Puesto Hernandez, Rio Néuquen, Santa Cruz I and Santa Cruz II fields), three in Bolivia (San Alberto, San Antonio, and Colpa Caranda), two in Ecuador (Block 18 and Block 31), one in Peru (Lote X) and four in Venezuela (Ortiupano-Leona, Mata, Acema and La Concepción).
          In 2005, our net production outside of Brazil averaged 162.8 barrels per day of crude oil and NGLs and 95.9 barrels of oil equivalent of natural gas per day at an average lifting cost of U.S.$2.90 per barrel. The following table provides information on the allocation of our international development activities for each of 2005, 2004 and 2003.
ALLOCATION OF CAPITAL EXPENDITURES IN INTERNATIONAL DEVELOPMENT ACTIVITIES

	2005	2004	2003
Argentina	36.2%	41.9%	62.2%
Peru	8.3	10.9	—
Ecuador	16.7	7.4	—
Bolivia	1.7	1.5	7.1
Colombia	4.6	6.8	14.3
Venezuela	15.9	28.4	—

South America	83.4	96.9	83.8
West Coast of Africa	15.0	1.4	14.7
Gulf of Mexico	1.6	1.7	1.5

Total	100.0%	100.0%	100.0%

Argentine Activities
          With the acquisition of 58.6% of PEPSA (formerly Perez Companc), which owned 98.2% of PESA (formerly PECOM Energía S.A.), in 2002, we reinforced our position as an exploration and production leader in South America,. On January 21, 2005, the extraordinary shareholders’ meetings of PESA, EG3 S.A. (EG3), Petrobras Argentina S.A. (PAR), and Petrolera Santa Fe SRL (PSF), approved the merger of EG3, PAR and PSF into PESA, which was the surviving company. Prior to the merger, we held a 99.6% interest in EG3 and a 100% interest in each of PAR and PSF, through our subsidiary Petrobras Participaciones SL, or PPSL. Pursuant to the merger, PPSL received 230,194,137 newly issued class B shares of PESA, representing 22.8% of PESA’s capital stock. As a result of the merger, PEPSA’s ownership interest in PESA declined from 98.21% to 75.8%. Considering our 58.62% participation in PEPSA, we now own a 67.2% total participation in PESA.

          As of December 31, 2005, our combined crude oil and natural gas proved reserves in Argentina were approximately 793 million barrels of oil equivalent, approximately 51.6% of which were proved developed reserves and approximately 48.4% of which were proved undeveloped reserves.
          PESA’s production in Argentina is concentrated in the Neuquén and Austral Basins. PESA holds 579 thousand net acres under production concessions in the Neuquén Basin and 2,632 thousand net acres under production concessions in the Austral Basin. Our gross production acreage in Argentina amounted to 5,828 thousand acres (3,587 thousand net), and we have a total of 2,943 gross productive wells (1,721 thousand net). For the year ended December 31, 2005, combined crude oil and natural gas production in Argentina averaged 105.1 thousand barrels of oil equivalent per day.
          In the downstream segment we have refining capacity of 68 thousand barrels per day, distributed in two refineries operating with a throughput rate of 88%. We also have a 28.5% interest in Refinaria Del Norte. We also participate in the retail sector in Argentina, where we currently own 746 retail service stations that operate under the brand names Petrobras (451 stations), Eg3 (248 stations) and San Lorenzo (47 stations).
          We also participate, through PESA, in petrochemical businesses, in which we have three plants, Puerto General San Martin, Zarate and Campana in Argentina, where we also have a 40% participation in Petroquímica Cuyo. PESA also owns a petrochemical integrated complex for the production of ethylbenzene, styrene, and polystyrene plant in Brazil, INNOVA, a wholly-owned subsidiary of PESA.
Exchange of assets — PETROBRAS and REPSOL — YPF
          On December 28, 2000, PETROBRAS and Repsol YPF entered into a Contract for the Exchange of Assets, under which PETROBRAS, in exchange of shares of EG3 in Argentina, sold to Repsol YPF a 30% share in Refinaria Alberto Pasqualini, or REFAP, the right to sell fuels in 230 gas stations of BR Distribuidora and a 10% interest in Albacora Leste field.
          The contract established that the parties receiving the shares of EG3 and REFAP should, in the course of eight years after January 1, 2001, review every year the reference values of EG3 Group and REFAP S.A., to adjust them so that at the end of the period the definitive value of the shares of EG3 and REFAP (denominated escalators), as well as definitive assets position and payment thereof to the creditor, under common agreement between the parties. Under the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as of January 1, 2006, the companies performed early and definitive liquidation of the escalators.
          The final value, including monetary restatement, due by Repsol YPF to PETROBRAS, related to EG3 share, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to U.S.$335 million. Of this amount U.S.$95 million were applied to reduce property, plant and equipments and U.S.$158 million recorded as extraordinary gain, net of U.S.$82 million of income tax.
          The final value, including monetary restatement, due by PETROBRAS to Repsol YPF, related to 30% shareholding in REFAP, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to U.S.$255 million. This amount was recorded as component of other expenses, net.
          Those amounts are definitive, and not subject to review or verification by any of the parties, thus liquidating application and quantification of escalators, as provided for in the Escalators Liquidation Agreement.
Project MEGA
          We own a 34% participation in the MEGA project (representing a total investment of U.S.$728 million), a joint venture among us, Repsol-YPF and Dow Chemical to fractionate natural gas liquids. The project consists of a natural gas processing plant in Loma La Lata (Province of Neuquén), a 600 km extension pipeline and a separating plant and port, storage and effluent treatment facilities in Bahía Blanca (Province of Buenos Aires). We are obligated under an off-take contract to take minimum volumes of LPG and natural gasoline, if delivered, at market prices. We have also recently signed a Reference Value termination Agreement with REPSOL-YPF relating to the valuation of Refineria Alberto Pasqualini (“REFAP”) shares.
          While the MEGA project reached mechanical completion and met or exceeded the performance tests established for the release of the sponsors’ guarantees, the lenders maintained that other conditions required for the release were not met. The sponsors agreed in December of 2003 to extend their guarantees until December 31, 2005 and to permit all lenders the right to put their MEGA notes to the sponsors immediately prior to the guarantees’ expiration. In addition, the sponsors granted MEGA’s fixed rate noteholders the right to exercise their put immediately. In turn, the sponsors were granted call option rights to redeem MEGA notes. On January 15, 2004, all fixed rate noteholders exercised their put option rights. As a result of these events, we purchased our respective share of MEGA’s fixed rate notes (U.S.$58 million). On December 2004, we exercised our call option right (U.S.$54 million) in connection with our share of MEGA’s floating rate notes in the same manner as the other shareholders. Also, in December 2004, MEGA pre-payed all the floating rate notes to the noteholders . The remaining, fixed rate notes issued by MEGA are owned by its shareholders. In December 2004, the shareholders entered into a Waiver Agreement to amend the covenants of the Indenture governing the notes to restrict certain financial operations by MEGA. In March and August 2005, MEGA pre-payed all the fixed rate notes, and thus cancelled them.
Other interests of PESA
          Regarding the Gas and Energy sector, we participate, through PESA, as indirect shareholder in TGS, which owns a 7,450 km extension pipeline with current firm contracted transport capacity of 71.4 MMcmd and a gas processing plant located in Bahía Blanca, with a processing capacity of 43 million MMcmd.
          As far as the electricity assets in Argentina, also through PESA, we cover the entire productive chain. We account for 6.5% of the country’s electricity generation through ownership interests in two generation plants, Pichi Picún Leufú (hydrelectric generation) and Genelba (gas-fired power generation). We also have an indirect interest in Transener, Argentina’s largest transmission company and owner of 95% of Argentina’s high-tension network. PESA has a commitment to divest such interest, as provided under the Resolution issued by Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authority), approving the transfer of control of PEPSA to us. PESA also maintains an important presence in the central area of Buenos Aires, an area with more than 2.1 million customers, through Edesur, Argentina’s largest energy distribution company by volume.
          During 2005, PESA prepaid the total outstanding principal amount of certain Class K and M notes under its Global Notes Program in a total amount of U.S.$335 million. In connection with these series of notes, PESA was subject to compliance with certain covenants, including restrictions on payments of dividends and capital expenditures. As a result of the prepayment, its obligations under these covenants are no longer in effect. PESA also prepaid the outstanding amount of Class C medium term notes for U.S.$63 million.
Bolivian Activities
          As of December 31, 2005, our combined crude oil and natural gas proved reserves in Bolivia were approximately 321.1 million barrels of oil equivalent, all of which were proved developed reserves. Approximately 90% of our proved developed reserves in Bolivia are natural gas reserves. We drilled one exploration well in Bolivia in 2005, but we found that it was not commercially feasible. For the year ended December 31, 2005, our combined crude oil and natural gas production in Bolivia averaged 54 thousand barrels of oil equivalent per day.
          On May 1, 2006, the new Bolivian government, by decree, nationalized the oil and gas companies operating in Bolivia, subject to a 180-day transition period. This decree established that the state-owned YPFB will become a partner in every asset belonging to the oil and gas sector. We have a 35% interest in the San Alberto and San Antonio Fields (the other partners are Empresa Petrolera Andina (50%) and Total Bolivia (15%)) and in the assets listed below. During this transition period, we expect that we will be involved in complex negotiations with YPFB and the Bolivian government regarding the enforcement of the decree. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations— The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition.”

          The following assets will also be subject to the abovementioned decree:
(i)	Our 44.5% of the shares of Transierra S.A, the owner and operator of the Yacuiba-Rio Grande gas pipeline (GASYRG), a pipeline in Bolivia that connects the gas fields in the south of Bolivia to the Bolivia-Brazil pipeline. Presently the pipeline has a capacity of 17 MMcmd, and installation of another compression unit will increase the capacity to 23 MMcmd. Investment for this project totaled more than U.S.$375 million. We also provided all the capital for the San Marcos pipeline, which presently transports less than 0.1 MMcmd of natural gas to the city of Puerto Suárez (Bolivia), on the Brazilian border.

(ii)	Our 21% interest in a natural gas compression plant in Rio Grande, Bolivia, which has a capacity to compress up to 34.0 MM cmd.

(iii)	Our 51% interest in Petrobras Bolivia Refinación—PBR, ex-Empresa Boliviana de Refino (EBR), with Petrobras Energia S.A. – PESA as the other partner, with 49% of the equity. PBR owns two Bolivian refineries located in Cochabamba and Santa Cruz de la Sierra, with production capacity of 60 thousand barrels of crude oil per day, operating with a throughput rate of 67%. PBR wholly owns Petrobras Bolivia Distribución—PBD, ex-Empresa Boliviana de Distribución, or EBD, a company with a network of 104 service stations.
Venezuelan Activities
          As of December 31, 2005, PESA’s rights in Venezuela for exploration and production were held under operating service contracts. In April 2006, PESA, Petróleos de Venezuela S.A. (PDVSA) and Corporación Venezolana del Petróleo SA (CVP) entered into a Memorandum of Understanding in order to effect migration of the operating agreements to partially state-owned companies, which will have the effect of nationalizing the oil and gas reserves in Venezuela. The economic effects of the migration came into force starting April 1, 2006. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations— The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition” for a description of the risks associated with these measures.
          As of December 31, 2005, estimated proved oil and gas reserves attributable to PESA’s operations in Venezuela amount to 269 million barrels of oil equivalent, accounting for 35.4% of PESA’s total reserves. Estimated proved oil and gas reserves attributable to the company’s operations in Venezuela are calculated on the basis of the contractual structure in force as of such date.
          Operating Services Agreement
          In 1994, during what is referred to as the second round bids, PESA was awarded the first service contract by PDVSA at the Oritupano-Leona field to provide production services for a 20-year period. (We refer to the contracts awarded pursuant to the second round bids as the second round operating agreements.) Oritupano-Leona is an approximately 215,000 net acre block located in the Oriental basin that includes 272 producing wells.
          The Oritupano Leona joint venture’s sole customer for the sale of oil production was PDVSA. Per our operating service agreement, PDVSA was the sole owner of the facilities, assets and/or operating equipment used by the joint venture to conduct the activities provided for in this agreement. For the provision of production services, we received (1) a variable fee based on production volumes plus (2) an additional fee for reimbursement of capital expenditures. The contract had a cap on the amount, which we can collect, which was reset quarterly based on the market price of oil. As of December 2005, this cap was approximately U.S.$37.9 per barrel. The contract also established an incentive, which was not subject to the cap, for any production over 155 million barrels of oil, calculated using a rate per barrel that is based on variations of certain crude oil prices. During the first quarter of 2005, cumulative field production exceeded the 155 million barrel production level and, since then, any additional production had been subject to the incentive. This additional compensation was subsequently limited by the application of the 66.67% limit on sales price imposed by the Venezuelan government under the provisional agreements relating to migration to the partially state-owned companies.

          In 1997, during what is referred to as the third round bids, PDVSA awarded PESA three 20-year service contracts for the exploration and production of Acema, La Concepción and Mata blocks. (We refer to the contracts awarded pursuant to the third round bids as the third round operating agreements and the three blocks awarded to us during those bids, namely the Acema, La Concepción and Mata blocks, as the third-round blocks.) The bids were initially made through joint ventures. PESA had a 90% interest in the La Concepción block and an 86.2% interest in the Acema and Mata oil blocks. La Concepción is an approximately 55,000 net acre block located in the Maracaibo basin with 116 producing wells. Acema and Mata, located in the Oriental basin, are approximately 64,000 and 45,000 net acre blocks with 18 and 57 producing wells, respectively. According to the concession contracts, PDVSA was the sole owner of the facilities, assets, and operating equipment. PESA received a fee for each barrel delivered which has a fixed component related to contractual baseline production and a variable component related to the incremental production that covered investments and production costs, plus a gross profit up to a maximum that is tied to a basket of international oil prices.
          Nationalization measures by the Venezuelan government
          In April 2005, the Venezuelan Energy and Oil Ministry instructed PDVSA to review the thirty-two operating agreements signed by PDVSA with oil companies from 1992 through 1997, including agreements with our affiliates in connection with the areas of Oritupano Leona, La Concepción, Acema and Mata. According to the Venezuelan Energy and Oil Ministry, each of these operating agreements includes clauses that do not comply with the Venezuelan Hydrocarbon Law enacted in 2001.
          The Venezuelan government has instructed PDVSA to take measures in order to convert all effective operating agreements into state-controlled contracts in order to grant the Venezuelan government, through PDVSA, more than 50% ownership of each field. Regarding such agreements, the government instructed PDVSA that the total amount of accumulated payments to contractors during the calendar year 2005 would not exceed 66.67% of the value of oil and gas produced under the related agreement.
          During 2005, PDVSA took several actions in connection with the operating agreements as a way to promote the nationalization, including, among others:
(a)	PDVSA approved a reduced amount of development investments for the Oritupano Leona area;

(b)	Difficulties for the reception by PDVSA of the oil produced were verified;

(c)	Partial payment in bolivares of the billings. In this regard, in June 2005, PDVSA notified Petrobras Energía Venezuela, S.A. that it would thereafter pay in bolivares the portion of the compensation provided in the operation contracts currently in effect related to the domestic component of the materials and services provided. Such decision conflicts with the provisions of the operation contracts mentioned above, under which PDVSA is required to make such payments in U.S. dollars. During the transition phase, and until PDVSA performed an audit to determine the portion attributable to the domestic component, PDVSA decided that it would pay 50% of the amounts set forth in such contracts in U.S. dollars and the remaining 50% in bolivares. Subsequently and based on the collections related to 2005 third quarter production, the portion of the payment in bolivars was reduced to 25%;

(d)	The SENIAT (National Integrated Tax Administration Service) performed several tax inspections on the companies that operate the 32 oil operating contracts, and as a result of these inspections, challenged prior tax filings. In this regard, as of December 31, 2005, we recorded a U.S.$ 18 million loss; and

(e)	an increase in income tax rate from 34% to 50%.
     On September 29, 2005, Petrobras Energía Venezuela S.A. signed provisional agreements with PDVSA, whereby it agreed to negotiate the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata, and also acknowledged the application of the 66.67% cap over the value paid to contractors. The provisional agreement for the Oritupano Leona area was signed subject to the approval of PESA’s General Shareholders’ Meeting and of the shareholders of PEPSA, which were favorable to the agreements.

          In April 2006, PESA entered into Memorandums of Understanding (MOUs) in order to effect migration of the operating agreements of the Oritupano Leona, La Concepción, Acema and Mata areas to partially state-owned companies. Pursuant to the abovementioned MOUs, interest of private investors in the partially state-owned companies will be limited to 40%, with the Venezuelan Government holding a 60% interest. PESA’s indirect interest in the Oritupano Leona, La Concepción, Acema and Mata areas will be 22%, 36%, 34.5% and 34.5%, respectively. Before these MOUs, PESA’s indirect interest in the Oritupano Leona, La Concepción, Acema and Mata areas were 55%, 90%, 86.2% and 86.2%, respectively. The economic effects of the migration became effective on April 1, 2006.
          The MOUs establish that CVP will recognize a divisible and transferable credit in favor of the private companies that will compose the partially state-owned companies. PESA was awarded a credit in the amount of U.S.$ 88.5 million. This credit will not bear interest and may only be used for future investments in oil and gas exploration, development or production activities in Venezuela.
          Execution of the MOUs is subject to approval of the relevant authorities, including the National Assembly, as specified below, and PESA’s Board of Directors.
          The organization of the partially state-owned companies and the terms and conditions governing the performance of primary activities thereby are also subject to approval of the Venezuelan Ministry of Energy and Oil and the Venezuelan National Assembly.
          As of December 31, 2005, we recorded an impairment charge of U.S.$134 million in order to adjust the book value of our Venezuelan assets to their recoverable value.
Ecuadorian Activities
          In Ecuador, PESA operates Blocks 18 and 31. As of December 31, 2005, PESA held a 70% and 100% interest in Block 18 and 31, respectively.
          Block 18 is located in the Oriente basin of Ecuador, having a significant potential of 28º to 33° API light crude oil reserves. The concession for production activities in Block 18 is for an initial 20-year term from October 2002. Once this term expires, Ecuadorian hydrocarbon laws provides for the possibility of an additional five-year extension period.
          Block 18 production accounted for 5% of PESA’s total average production in barrels of oil equivalent in 2005. It has eight productive wells, two are located at the Pata field and six are located at the Palo Azul field. In addition, the area has early production facilities that can handle a daily gross production of 20,000 barrels per day. In 2005, PESA drilled 11 development wells and 3 workovers were completed with very good results; the 12-inch, 15.6 km-long export pipeline was built; and the expansion of the temporary processing plant was completed. Development of Block 18 will continue through drilling and construction of facilities to increase treatment capacity.
          Block 31 is located in a highly sensitive ecological area of the Amazon jungle in the central part of the eastern border of the upper Amazon basin and covers an area of 494 thousand net acres. Pursuant to the block’s production sharing agreement between Petroecuador and PESA, Petroecuador is entitled to a crude oil production share ranging between 15% and 17%, depending on the field’s daily crude oil production and crude oil gravity.
          PESA has conducted extensive exploratory work in Block 31, including the drilling of four exploratory wells, which led to the discovery of the Apaika/Nenke, Obe, and Minta fields. Significant investments are required to the development, but changes in PESA’s investment strategy following the Argentine crisis have resulted in a redefinition of the amounts and timing of the original investment plan.
          In August 2004, the Minister of Energy of Ecuador approved an environmental impact study, completing all of the required steps for the approval of the development plan with a 20-year exploitation period. In the initial three-year period, the plan contemplates investments of U.S.$75 million, and an obligation to provide Petroecuador with a guaranty of 20% of this amount. In December 2005, as part of these contemplated investments, PESA built a pier on the southern border of the Napo River and a 12.7 km access road. Due to limitations imposed by the Ministry of the Environment in Ecuador (MAE) relating to works within Parque Nacional Yasuní, works were temporarily suspended. Petrobras Energía Ecuador, MAE and the Ministry of Energy and Mines of Ecuador are working to agree on a new development plan for Block 31. Based on the proposal submitted by the Company, the new development project associated with the Apaika and Nenke fields will minimize impact on Parque Nacional Yasuní. PESA will use cutting-edge technology in connection with oil production and environmental protection, this certainly being an example of integration between oil production activities and nature.
          As regards exploitation of Blocks 18 and 31, the Company signed an agreement with OCP (Oleoducto de Crudos Pesados), whereby an oil transportation capacity of 80,000 bbl/d is secured for a 15-year term, starting November 10, 2003. Under the “Ship or Pay” transportation agreement, the Company must fulfill its Ship or Pay contractual obligations for the aggregate oil volume committed, even though no crude oil is transported, and pay, together with other participants, a fee covering OCP operating costs and financial services. As of December 31, 2005, such fee amounted to U.S.$2.26 per barrel.
          Additionally, Petrobras Energía S.A., or PESA, has a 15-year ship or pay agreement for 80,000 barrels per day through the OCP pipeline in Ecuador. Estimated payments respective to the commitment are approximately U.S.$300 million for the next five year term, and U.S.$820 million total contract value. In January 2005, PESA entered into a provisional sale agreement with Teikoku Oil Co., based in Japan, subject to final approval by the Ministry of Energy of Ecuador. Upon approval, PESA will transfer 40% of its rights and interest in Blocks 18 and 31 and the corresponding rights and obligations, including in the OCP, to Teikoku Oil Co. See “—International—Ecuadorian Activities.”
          In January 2005, PESA entered into an agreement with Teikoku whereby, after obtaining approval by the Ministry of Energy of Ecuador, we will transfer 40% of our rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume 40% of the rights and obligations resulting from the crude oil transportation agreement entered into with OCP.
          As of December 31, 2005, PESA’s crude oil proved reserves in Ecuador were approximately 51.3 million of barrels of oil and its oil production averaged 9.1 thousand barrels per day.
Peruvian Activities
          Through PESA, we have the rights to oil and gas production in Lote X, a 116 thousand acre block in Peru’s Talara Basin. PESA has entered into a long-term sales contract under which Perupetro (the Peruvian state-owned company) is obligated to purchase all of the production from Lote X at market prices. The sales contract will expire in July 2006. As of December 31, 2005, PESA’s combined crude oil and natural gas proved reserves in Peru were approximately 109 million of barrels of oil equivalent and its combined oil and gas production averaged 14.4 thousand barrels per day.
          In May 2004, PESA entered into a contract with Repsol Exploración Perú S.A. to perform certain exploration activities jointly in Block 57, which is located in the Ucayali basin. Pursuant to this contract, PESA participate in Block 57 with a 35.15% interest. The assignment is subject to approval by the governmental authorities and the Company is negotiating the joint operation agreement with Occidental and the other partner, Repsol.
          As of November 2004, PESA entered into an agreement with Occidental for the assignment to Petrobras Energía de Perú S.A. of 30% of the rights in the License Agreement for Hydrocarbon Exploration and Production in Lote 103. The assignment is subject to approval by the governmental authorities and the Company is negotiating the joint operation agreement with Occidental and the other partner, Repsol.
          In 2005, PESA entered into license agreements for hydrocarbon exploration and production in Lote 58 and Lote 110 at the Ucayali Basin (adjacent to Camisea) and in Lote 112 at the Marañón Basin. Perupetro has recently awarded Petrobras Energía del Perú S.A Lote 117 located at the Marañón Basin.

Uruguayan Activities
          In December 2004, we entered the Uruguayan market through the acquisition of 55% of the voting shares of Conecta S/A, which is one of the two local natural gas distribution companies operating in Uruguay, for U.S.$3.2 million. The other 45% of the Conecta’s voting shares remains with the state-owned Administratión Nacional de Combustibles Alcohol y Portland — ANCAP.
          Conecta operates approximately 317 km of gas pipelines, and has exclusivity to supply small to medium size consumers with demand of up to 5,000 cmpd. Conecta presently has 4400 clients, mostly with residential buildings, selling approximately 39,300 cmpd. We estimate that this represents about 20% of the total Uruguayan demand for natural gas, which is located near the gas pipelines in the cities of Paysandu and Ciudad de la Costa. Conecta’s revenues in 2005 were U.S.$ 3.1 million.
          In November of 2005, in line with our Strategic Plan, our board of directors approved the acquisition of 51% of the capital of Gaseba Uruguay—Grupo Gaz de France S.A. (“Gaseba Uruguay S.A.”), a natural gas distribution concession in Montevideo, Uruguay. This concession runs for a term of 30 years and aims to enhance our natural gas business in Uruguay.
          At the end of 2005, we signed a Share Purchase Agreement for the acquisition of Shell’s fuel and lubricant retail and commercial businesses in Uruguay. We now control 89 services stations, and installations for aviation fuel and asphalt, salling and a marine fuels business.
Paraguayan Activities
          At the end of 2005, Petrobras signed a Share Purchase Agreement for acquisition of Shell’s fuel and lubricant retail and commercial businesses in Paraguay. The Company now controls 134 services stations, with 52 convenience stores installations for aviation fuel supply and one LPG refueling plant.
Colombian Activities
          During 2005, we signed a farm-in contract in Colombia with Hocol, which allowed us to acquire interests in the Upar, San Jacinto, Rio Paez, Achira and Rio Cabrera Blocks.
          We have interests in eighteen exploration contracts and six production contracts in Colombia. We are the operating company in twelve of these contracts.
          As of December 31, 2005, our combined crude oil and natural gas proved reserves in Colombia were approximately 32 million of barrels of oil equivalent and our combined oil and gas production averaged 16.6 thousand barrels per day.
          At the end of 2005, we signed a Share Purchase Agreement for acquisition of Shell’s fuel, retail and commercial businesses, in Colombia, Paraguay and Uruguay for approximately US$140 million. We now control 139 services stations, with 17 convenience stores and installations for commercialization of aviation fuel and asphalt.
          We carried out seismic studies in Block Tayrona, a 45,000km2 offshore block in the Caribbean Sea of Colombia, in association with Exxon and Ecopetrol. We are the operator of the concession during the exploration phase.

African Activities
          We have interests in four blocks in Nigeria, OPL-216, OPL-246, OPL-324 and OPL-315. We are partners in Agbami Field, on OPL-216, operated by Chevron, presently on development phase, where first oil will occur in mid 2008, from a FPSO with a production capacity of 250,000 bopd. In 2005, we have drilled 6 development wells in Agbami field. We have participation also in Akpo field, on OPL-246, operated by Total, with production scheduled to commence in the end of 2008, also by the means of a FPSO (175,000 bopd), now under construction. Two other discoveries are under appraisal on Block OPL-246: Egina and Preowey fields, where we drilled one successful extension well each, in 2005. Agbami and Akpo are both considered as World Class oil fields and our share in their production shall correspond to an aggregate of 67,000 bopd at their peak.
          We withdrew from the exploration block OPL-250 and we are the operating company in two other exploration blocks, OPL-324 and OPL-315 where drilling activity will occur in 2006 and 2007. Participation in Block OPL-315 was acquired in the last Nigerian Bid Round, held in August 2005.
          On March 12, 2005, we signed an exploration and joint production agreement with Libya’s state-owned National Oil Corporation (NOC). This agreement provides for the exploration of four blocks in Area 18, which have an extension of 10,307 square kilometers and are located in the Mediterranean Sea at water depths of 200 to 700 meters. We own a 70% interest in a consortium with Oil Search Limited (OSL) and will be the operating company in the area. Under the agreement, the exploration phase will last five years and may be extended for 25 more years if discoveries are made. At least U.S.$21 million will be invested in the exploration phase and we will be required to drill a well and conduct seismic evaluations.
          The Angolan branch of our wholly-owned subsidiary, Petrobras International Braspetro B.V., has continued to perform as a non-operating partner in two licenses under petroleum sharing agreements. No exploratory drilling was carried out in Angola during 2005. As of December 31, 2005, our combined crude oil and natural gas proved reserves in Angola were approximately 8.59 million of barrels of oil equivalent and our oil production averaged 6.73 thousand barrels per day in this month. For the year 2005, oil production averaged 8.3 thousand barrels per day.
          We recently participated in three bidding rounds promoted by Angolan government in 2006 and acquired interests in 4 exploration blocks offshore Angola: deep water Blocks 15/06, 18/06 and 26, being the operator in the latter two, and shallow water Block 6, also holding the operatorship. Drilling activity in such blocks shall begin not earlier than 2008. Block 18/06 is the remaining area of Block 18, operated by BP. Likewise Block 18/06 which is the remaining area of Block 15/06, operated by Exxon.
          In 2004, we signed a joint production agreement with the Tanzanian government and the state-owned oil company, Tanzania Petroleum Development Corporation (TPDC). This agreement provides for the exploration of Block 5, which has an extension of 9,250 square kilometers and is located in the Mafia Basin at water depths of 300 to 3000 meters. The agreement will be in force for up to 11 years. In 2005, we conducted geological studies on Block 5. Petrobras was awarded a new exploration asset in 2005, the Block 6, with an extension of 9,250 square kilometers, adjacent to Block 5, whose production sharing agreement are under negotiations at the time of this writing.
Middle East Activities
          We have signed a contract with Iran’s state-owned company, National Iranian Oil Company (NIOC), for the exploration of Block Tusan in shallow waters of the Persian Gulf. We own a 100% interest in this block. The exploration will be carried out by our Iranian subsidiary Petrobras Middle East B.V., which was organized in October 2004. During 2005, we evaluated other exploration opportunities in the Middle East.
Turkey Activities
          We were the winner of two of the three blocks offered in the bidding process for deepwater exploration and production in the Black Sea held by the Turkish Türkýye Petrollerý Anoným Ortaklidi – (TPAO) National Oil Company.

          We and TPAO will soon begin negotiating all the pertinent contractual documentation, ensuring us 50% participation in the exploration and production of Blocks 3920 (Kirklarelli) and 3922 (Sinop).
          According to our completed technical evaluation, the two blocks that we purchased are the ones that present the best geological possibilities. The Kirklarelli Block, located in the western part of the Turkish sector of the Black Sea, has an average depth of 1,200 meters, and the Sinop Block is on the eastern side of the Black Sea, and has an average depth of 2,200 meters.
Gulf of Mexico Activities
          Petrobras America, Inc., or PAI, our wholly-owned subsidiary, continues to expand its activities in the Gulf of Mexico’s deep and ultra-deep waters through “farm-in” agreements (by which PAI, rather than obtaining an interest directly from the relevant government authorities, acquires an interest from a party who has already obtained such interest), and participation in leases and sales conducted by the United States Minerals Management Service (the U.S. industry regulator). As of December 31, 2005, PAI held interests in 271 offshore blocks in the Gulf of Mexico from shallow to ultra-deep waters, 180 of which were operated by our subsidiary. On March 21, 2006, we announced that we tendered the highest bids for 10 out of 17 blocks in the central U.S. sector of the Gulf of Mexico at an auction organized by the MMS.
          As a result of its participation in Gulf of Mexico Lease Sale 196, Petrobras was awarded a total of 53 exploration blocks: 18 blocks strengthened its position in ultra-deep oil prospects while 26 blocks granted a strong coverage on the westernmost part of the Gulf, where we now hold full control over 10 prospects with good potential for gas. The first drilling will begin later in 2006.
          The average production in the Gulf of Mexico reached only 4,600 bopd, approximately 60% of the target, mainly due to the effects of Hurricanes Rita and Katrina.
          In September 2005, PAI announced that its first Gulf of Mexico well confirmed the extension of the Cottonwood Discovery, located in the Garden Banks 244 Block. Having now confirmed the extension of the gas field, the company has begun a fast-track development of the gas reservoirs, aiming at starting production by early 2007. Petrobras has an 80% participating interest and is the operator of the block. The area of Garden Banks is one of the four core areas selected by Petrobras as a priority for exploration in the U.S. waters of the Gulf of Mexico, which also include the ultra deepwater, the very deep reservoirs of the shallow water shelf and the westernmost area of Gulf of Mexico. According to the Business Plan we recently announced, the total investments allocated to the Gulf of Mexico in the period 2006-2010 will reach $1.5 billion.
          In November 2005, we signed a Memorandum of Understanding with Astra Oil Company (“Astra”), combining forces to establish a joint venture trading and refining company in the United States. On February 3, 2006, the PETROBRAS Board of Directors approved a purchase and sale agreement with Astra Oil Trading NV for the acquisition of 50% interest of the refinery Pasadena Refining System Inc. (PRSI), formerly Crown Refinery in Pasadena, Texas, for approximately U.S.$370 million.The initial business plan calls for joint venture operation with respect to the trading and commercial management of the Pasadena Refining System (PRSI), formerly the Crown Refinery in Pasadena Texas. The PRSI refinery is currently being upgraded to meet new Environment Protection Agency (EPA) Clean Air Standards for gasoline and diesel, and as soon as reasonably practical, the refinery will also be modified to handle a wide range of heavy crude and feedstock, including our production from the Marlim field.
          Mexican Activities
          In 2003, as part of the bidding launched by Petróleos Mexicanos (PEMEX) for the operation of areas under multiple service contracts, contracts for the Cuervito and Fronterizo blocks were awarded to a joint venture composed of us (45% interest), the Japanese company Teikoku (40%) and the Mexican company Diavaz (15%). There are 12 gas discoveries in this block, which shall be developed with a total expenditure of U.S.$510 million.

PIFCo
          PIFCo was established on September 24, 1997 as a wholly-owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly-owned subsidiary of Petrobras Internacional S.A. (Braspetro), which has since been absorbed by us. PIFCo was initially incorporated under the name Brasoil Finance Company, which was changed by special resolution of PIFCo’s shareholders to Petrobras International Finance Company on September 25, 1997. On January 14, 2000, the board of directors of Braspetro and Petrobras approved the transfer of 100% of PIFCo’s voting shares from Brasoil to us. Since April 1, 2000, PIFCo has been our wholly-owned subsidiary. On October 21, 2005, we replaced the existing Memorandum and Articles of Association in its entirety, with a new amended and restated Memorandum and Articles of Association.
          PIFCo is a tax exempt company incorporated with limited liability under the laws of the Cayman Islands. PIFCo’s registered office is located at Harbour Place, 103 South Church Street, 4th floor, George Town, Grand Cayman, Cayman Islands, and PIFCo’s telephone number is 55-21-3224-1410.
PIFCo Business Overview
          PIFCo was incorporated in order to facilitate and finance the import of crude oil and oil products by us into Brazil. Accordingly, PIFCo’s primary function is to act as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers and reselling crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which includes a premium to compensate PIFCo for its financing costs. PIFCo is generally able to obtain credit to finance purchases on the same terms granted to us, and PIFCo buys crude oil and oil products at the same price that suppliers would charge us directly.
          As part of our strategy to expand our international operations and facilitate our access to international capital markets, PIFCo engages in borrowings in international capital markets supported by us, primarily through standby purchase agreements of the related securities.
          In addition, PIFCo also engages in a number of activities that are conducted by three wholly-owned subsidiaries:
•	Petrobras Europe Limited, or PEL, a United Kingdom company that acts as an agent and advisor in connection with our trading activities in Europe, the Middle East, the Far East and North Africa;

•	Petrobras Finance Limited, or PFL, a Cayman Islands company, that carries out a financing program supported by future sales of bunker fuel and fuel oil; and

•	Bear Insurance Company Limited, or BEAR, a company incorporated in Bermuda that contracts insurance for us and our subsidiaries.
          As part of our restructuring of our international business segment, in January 2003, PIFCo transferred to us Petrobras Netherlands B.V., or PNBV, a Dutch company engaged in leasing activities of primarily offshore equipment to be used by us for exploration and production of crude oil and natural gas. PNBV became our wholly-owned subsidiary, effective as of January 2003.
          Beginning in 2004, as part of our restructuring of our offshore subsidiaries in order to centralize trading operations, PIFCo has engaged in limited exports of oil and oil products and has begun to store oil and oil products in Asia.
          In April 2006, PIFCo incorporated a new wholly-owned subsidiary: Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. This company has not yet initiated operations.

PIFCo’s Principal Commercial Activities
          PIFCo’s principal activity is the purchase of crude oil and oil products for resale to us and, to a limited extent, third parties. PIFCo acquires substantially all of its crude oil and oil products either through purchases on the spot market or short-term supply contracts. PIFCo acquires a small portion of its crude oil and oil products through long-term supply contracts. PIFCo’s crude oil and oil product purchase obligations are, in most instances, guaranteed by us. PIFCo sells the products to us at the purchase price it paid, plus a premium, determined in accordance with a formula designed to pass on PIFCo’s average costs of capital to us.
          In addition, PIFCo finances its oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from us and the issuance of notes in the international capital markets.
          The following chart illustrates how PIFCo acts as the intermediary between international crude oil suppliers and us.
          PIFCo purchases crude oil and oil products from international oil suppliers on a free-on-board (F.O.B.) basis under standard terms that traditionally require payment within 30 days from the bill of lading. We buy crude oil and oil products from PIFCo under terms that allow for payment up to 330 days from the date of the bill of lading. Since February 2005, we began to buy crude oil and oil products from PIFCo under terms that allow for payment up to 330 days from the date of the bill of lading. Before February 2005, we bought crude oil and oil products from PIFCo under terms that allowed for payment up to 270 days from the date of the bill of lading. We would typically be unable to meet the 30-day payment term imposed by international suppliers because of the complexity of Brazilian customs and importing regulations. For example, if a shipment to which a bill of lading relates must be delivered to different parts of Brazil, different sets of documents must be delivered to each delivery point. Depending on the unloading ports’ locations, this process may be completed up to 120 days from the vessel’s departure. Because PIFCo is not subject to the Brazilian regulations applicable to us, PIFCo can pay the international supplier on time without having to produce these different sets of documents. To cover its financing costs, PIFCo includes a premium when it sells crude oil and oil products to us.
PIFCo’s subsidiaries are:
Petrobras Europe Limited (PEL)
          In May 2001, PIFCo established PEL, a wholly-owned subsidiary incorporated and based in the United Kingdom, to consolidate our trade activities in Europe, the Middle East, the Far East and North Africa. These activities consist of advising on, and negotiating the terms and conditions for, crude oil and oil products supplied to PIFCo and us, as well as marketing Brazilian crude oil and crude oil products exported to the geographic areas in which PEL operates. PEL plays an advisory role in connection with these activities and undertakes no direct or additional commercial or financial risk. PEL provides these advisory and marketing services as an independent contractor, pursuant to a services agreement between PEL and us. In exchange, we compensate PEL for all costs incurred in connection with these activities, plus a margin.
Petrobras Finance Limited (PFL)
          In December 2001, PIFCo established PFL, a wholly-owned subsidiary incorporated and registered in the Cayman Islands. PFL primarily purchases fuel oil from us and sells the products in the international market in order to generate export receivables to cover its obligations to transfer these receivables to a trust under an exports prepayment program. Until June 1, 2006, PFL also purchased bunker fuel from us. The exports prepayment program helps provide PFL with the funding necessary to purchase oil products from us, as described below.
Bear Insurance Company Limited (BEAR)
          In January 2003, PIFCo received BEAR from Brasoil. This transaction took place as part of the restructuring of our international business segment. BEAR currently serves as an intermediary for us, advising on, and negotiating the terms and conditions of, certain of our insurance policies.
Petrobras Singapore Private Limited (PSPL)
          In April 2006, PIFCo incorporated a new wholly-owned subsidiary: Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. This company has not yet initiated operations.
Exports Prepayment Program
          We sell and deliver fuel oil and, subject to certain conditions, other oil products (collectively, the “Eligible Products”) to PFL under two principal agreements: Master Export Contract and the Prepayment Agreement. Until June 1, 2006, bunker fuel was also an Eligible Product under the Agreement. The PF Export Receivables Master Trust, or the Trust, was formed under the laws of the Cayman Islands to provide PFL with the funding necessary to purchase Eligible Products from Petrobras and resell these products through the arrangements described below.
          On December 21, 2001, the Trust issued to PFL U.S.$750 million of Senior Trust Certificates (collectively, the “Series 2001 Senior Trust Certificates”) and U.S.$150 million of Junior Trust Certificates (the “Series 2001 Junior Trust Certificates,” that together are called the “Series 2001 Trust Certificates”). PFL in turn offered the Series 2001 Senior Trust Certificates in four series (series A-1, A-2, B and C) to certain certificate holders.
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
          On the same date, the Trust also issued to PFL U.S.$110 million in Series 2003-A Junior Trust Certificates and U.S.$40 million in Series 2003-B Junior Trust Certificates (collectively, the “Series 2003 Junior Trust Certificates. The Series 2003 Junior Trust Certificates represent, together with the 2001 Junior Trust Certificates, junior subordinated undivided beneficial interests in the property of the Trust (other than the charitable property).
          The series 2003-A Senior Trust Certificates, the 2003-B Senior Trust Certificates and the 2003-A Junior Trust Certificates, the 2003-B Junior Trust Certificates are referred to collectively as series 2003 Trust Certificates.
          PFL agreed to transfer to the Trustee, in return for the Series 2001 Senior Trust Certificates and Series 2001 Junior Trust Certificates, the right to a specified amount of receivables to be generated from PFL’s sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid in respect of the Series 2001 Senior Trust Certificates and the Series 2001 Junior Trust Certificates. PFL also agreed to transfer the Trustee, in return for the

Series 2003 Senior Trust Certificates and Series 2003 Junior Trust Certificates, the right to an additional specified amount of receivables to be generated from PFL’s sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid in respect of the Series 2003 Senior Trust Certificates and the Series 2003 Junior Trust Certificates.
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
          In addition to the Series 2001 Trust Certificates and the Series 2003 Senior Trust Certificates currently outstanding, additional series of senior trust certificates (which may or may not benefit from a financial guaranty insurance policy) may be issued to PFL from time to time if Petrobras agrees to sell additional Eligible Products to PFL in an amount that is adequate to make all required payments under the additional series of senior trust certificates and certain other conditions are met.
          In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates, which amounted to U.S.$300 million as of December 31, 2004, to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. This amendment to the Trust Agreement had the effect of allowing amounts related to the Junior Trust Certificate to be reported net in the financial statements.
          On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series 2001-A2 and 2001-C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL the amount of U.S.$330.3 million related to the export prepayment program.
          On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series 2001-A1 and 2001-B) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of U.S.$333.9 million related to the export prepayment program. As a result of this prepayment, U.S.$150 million of Junior Trust Certificates were cancelled by offsetting the Certificates with the obligation to deliver future receivables.
     On May 23, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities will be collateralized only by receivables from sales of fuel oil exported by PETROBRAS and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3,748% due 2013. The amendments became effective on June 1, 2006.
Petrobras’ Bunker Fuel and Fuel Oil Business
          As described above, PFL, a wholly-owned subsidiary of PIFCo, purchases fuel oil from Petrobras and sells the products in the international market in order to generate export receivables to cover its obligations under the exports prepayment program. Until June 1, 2006, PFL also purchased bunker fuel from us but since then we have been selling bunker fuel in the international market directly and this product is no longer subject to our exports prepayment program.
          Bunker fuel is a common term for marine fuels that are burned in the boilers or engines of ships. Petrobras produces and exports two types of bunker fuel: intermediate fuel oil or marine fuel (for ships’ main engines and, occasionally, auxiliary engines) and marine diesel fuel or marine gas oil (for auxiliary engines and main engines of military vessels).
          Petrobras’ bunker fuel production in 2005 was 28,000 Mbbl, as compared to 27,425 Mbbl in 2004 and 26,741 Mbbl in 2003. Petrobras’ total bunker fuel production totaled 139,503 Mbbl for the period from January 1, 2001 to December 31, 2005. Petrobras exports approximately 82% of the bunker fuel it produces, with the exception of bunker fuel used by Petrobras’ fleet. Bunker fuel sold in Brazil by Petrobras to ships owned by non-Brazilian companies is considered an export under Brazilian regulations.

PETROBRAS’ ANNUAL BUNKER FUEL PRODUCTION

	2005	2004	2003	2002	2001
	(Mbbl)
Export	22,948	22,452	21,402	23,653	21,438
Domestic Consumption	1,313	1,061	1,048	1,620	1,533
Petrobras Fleet	3,739	3,912	4,291	4,596	4,497

Total	28,000	27,425	26,741	29,869	27,468

          Fuel oil originates from residual fractions of distillation units at the refinery and from other processes such as deasphalting. Diluents in the form of lighter cutter stocks are mixed into the residue pool to create the desired viscosity for different types of fuel oil.
          Major buyers of Petrobras’ fuel oil include utilities, refineries and traders. Fuel oil is used by industries and utilities to run machinery and generate electricity. Commercial buildings and homes employ fuel oil for heating purposes, and refineries use fuel oil for blending purposes.
Fuel Oil Export Sales
          The following table sets forth Petrobras’ fuel oil export sales for the period from 2001 to 2005:
FUEL OIL EXPORT SALES

	2005	2004	2003	2002	2001
Millions of U.S.$	1,077.6	1,306.1	967.3	697.0	658.0
Millions of Barrels	25.5	47.5	38.4	30.8	31.5
Organizational Structure
          All of our 19 direct subsidiaries listed below are incorporated under the laws of Brazil, except PIFCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil) and Petrobras Netherlands B.V. (PNBV), which are incorporated abroad. See Exhibit 8.1 for a complete list of our subsidiaries.

          The following diagram sets forth our significant consolidated subsidiaries as of December 31, 2005:
Property, Plants and Equipment
Petrobras
          Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves within Brazil, and we have certain rights to exploit those reserves pursuant to concessions. Substantially all of our property, consisting of refineries and storage, production, manufacturing and transportation facilities, is located in Brazil. Our main owned and leased tangible assets consist of our wells, our platforms, our refining facilities, our pipelines, our vessels and other transportation assets and our power plants. Some of these assets are subject to liens but the value of such encumbered assets is not material. See Item 4. “Information on the Company” for a description of our reserves, sources of crude oil and natural gas, main tangible assets and material plans for expansion and improvements in our facilities.

PIFCo
          PIFCo does not own or lease any material tangible properties or fixed assets. The majority of PIFCo’s assets consist of leasehold improvements, computers and furniture. In January 2003, PIFCo transferred its subsidiary PNBV to us as part of our restructuring of our subsidiaries according to the areas of business each subsidiary deals in.
Regulation of the Oil and Gas Industry in Brazil
Regulatory Framework
          Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Additionally, Article 1 of Law No. 2,004 of 1953 granted the Brazilian government a monopoly over the research, exploration, production, refining and transportation of crude oil and oil products in Brazil and its continental shelf, subject only to the right of companies engaged in crude oil refining and the distribution of oil products at that time to continue those activities. Under Article 2 of Law No. 2,004, the Brazilian government made us its exclusive agent for purposes of exploiting the Brazilian government’s monopoly. In 1988, when it enacted the current Brazilian Constitution, the Brazilian Congress incorporated Article 1 of Law No. 2,004 into the Constitution and included within the scope of the Brazilian government’s monopoly the importation and exportation of crude oil and oil products.
          Beginning in 1995, the Brazilian government undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Congress amended the Brazilian Constitution to authorize the Brazilian government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. Accordingly, this amendment made it possible to end our government-granted monopoly. The amendment was implemented by the enactment of the Oil Law No. 9,478, which revoked Law No. 2,004.
          The Oil Law provided for the establishment of a new regulatory framework, ending our exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As a result of this constitutional amendment and the subsequent and ongoing implementation of the changes under the Oil Law, its amendments and related regulations, we have been operating in an environment of gradual deregulation and increasing competition.
          The Oil Law also created an independent regulatory agency, the ANP. The ANP’s function is to regulate the oil and natural gas industry in Brazil. A primary objective of the ANP is to create a competitive environment for oil and gas activities in Brazil that will lead to the lowest price and best services for consumers. Among its principal responsibilities is to regulate concession terms for upstream development and award new exploration concessions. See Item 10. “Additional Information—Material Contracts—Petrobras—Concession Agreements with the ANP.”
          The Oil Law granted us the exclusive right to exploit the crude oil reserves in all fields where we had previously commenced production, in accordance with the concession agreement entered into with the ANP on August 6, 1998. For each concession area, we were granted an exclusivity period of 27 years as of the date the field was declared to be commercially profitable.
          The Oil Law also established a procedural framework for us to claim exclusive exploratory rights for a period of up to three years, which was later extended to five years, with respect to areas where we could demonstrate that we had “established prospects” prior to the enactment of the Oil Law. In order to perfect our claim to explore and develop these areas, we had to demonstrate that we had the required financial capacity to carry out these activities, either alone or through other cooperative arrangements.
          Each year we are required to submit our capital expenditures budget for the following fiscal year to the Ministry of Planning, Budget and Management and the Ministry of Mines and Energy. Once reviewed by those offices, the capital expenditures budget is then submitted to the Brazilian Congress for approval. As a result of this process, the total level of our capital expenditures for each fiscal year is regulated, although the specific application of funds is left to our discretion. Since mid-1991, we have obtained substantial amounts of our financing from the international capital markets, mainly through the issuance of commercial paper and short, medium and long-term notes, and have increasingly been able to raise long-term funds for large capital expenditure items such as rigs and platforms.
          Our strategic objectives and planning are subject to supervision by the Ministry of Planning, Budget and Management. Our activities are also subject to regulation by the Ministry of Finance and the Ministry of Mines and Energy, among others. In addition, since our common and preferred shares and ADSs are traded on the São Paulo Stock Exchange and the New York Stock Exchange, respectively, we are also regulated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM), the Securities and Exchange Commission and Comisión Nacional de Valores, or the CNV, as of April 27, 2006.
          Brazil is not a member of OPEC, but we have been invited to attend OPEC meetings as an observer. Therefore, neither Brazil nor we are bound by OPEC guidelines. However, to the extent that OPEC influences international crude oil prices, our prices are affected, as our prices are linked to international crude oil prices.
Price Regulation
          Since January 2, 2002, pursuant to Law No. 9,990, and as set forth below, the Brazilian government eliminated price controls for crude oil and oil products, except for the natural gas sold for qualifying gas-fired power plants. This led to increased competition and further price adjustments, as other companies were allowed to participate in the Brazilian market and import and export crude oil, oil products and natural gas to and from Brazil.
          Prices remain regulated, however, for certain natural gas sales contracts and electricity.
          To permit the taxation of all imported crude oil, oil products and natural gas in conjunction with the opening of the market to all participants, the Brazilian government established an excise tax to be applied with respect to the sale and import of crude oil, oil products and natural gas products (Contribuição de Intervenção no Domínio Econômico, Contribution for Intervention in the Economic Sector, or CIDE). Until April 30, 2004, the amounts paid as CIDE could be deducted from the payments of the PIS/PASEP and COFINS taxes.
          As of May 1, 2004, important changes were made regarding the taxation of oil products sales. The amount paid as CIDE that can be deducted from PIS (Programa de Integração Social)/PASEP (Programa de Formação do Patrimônio do Servidor Público) and COFINS (Contribuição para o Financiamento da Seguridade Social) was reduced to zero. The PIS/PASEP tax and the COFINS tax previously ad valorem taxes on imported products were converted into specific value taxes, and the CIDE tax was changed to the following rates:

	PIS/PASEP and
Product	COFINS rate	CIDE
	(reais/m3, except LPG/metric ton)
Gasoline	R$261.60	280.0
Diesel	148.00	70.0
Jet Fuel	71.20	—
LPG	167.70	—
          For certain trading transaction, the taxpayer may still opt to pay the PIS/PASEP tax and the COFINS as ad valorem taxes.
          Since the implementation of the Oil Law in 1997 and through December 31, 2001, the Brazilian oil and gas sector was significantly deregulated and the Brazilian government changed its price regulation policies. Under these regulations, the Brazilian government:
•	introduced a new methodology for determining the price of oil products designed to track prevailing international prices and the real/U.S. dollar exchange rate;

•	eliminated regulation of the cost at which we could record imported crude oil and oil products in our cost of sales;

•	gradually eliminated controls on wholesale prices at which we could sell our oil products, except for diesel, gasoline and LPG;

•	effective July 28, 1998, eliminated transportation cost equalization subsidies known as Frete para Uniformização de Preços (Freight for the Uniformity of Prices, or FUP), in the case of transportation subsidies for oil products, and Frete para Uniformização de Preços do Álcool (Freight for the Uniformity of Prices of Alcohol, or FUPA), in the case of transportation subsidies for fuel alcohol; and

•	continued to require that we act as the Brazilian government’s administrator for the fuel alcohol program.
          Until the passage of the Oil Law 9,478 in 1997, the Brazilian government had the power to regulate all aspects of the pricing of crude oil, oil products, fuel alcohol and other energy sources in Brazil, including natural gas and energy.
Crude Oil and Refined Oil Products
          Pursuant to the Oil Law and subsequent legislation as per Law No. 10,336 dated December 19, 2001., the oil and gas markets in Brazil underwent regulatory change beginning January 2, 2002. As part of this action:
•	the Brazilian government no longer set sales prices for crude oil and oil products; and

•	the Brazilian government established CIDE, an excise tax payable to the Brazilian government required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.
          Until enactment of the Oil Law, the Brazilian government regulated all aspects of the pricing of crude oil and oil products in Brazil, from the cost of crude oil imported for use in our refineries, to the price of refined oil products charged to the consumer.
Natural Gas
          Starting in January 2002, price controls on natural gas prices in Brazil were eliminated. Some contracts that were signed under the old system of price controls are still in force, but new contracts must contain clauses ensuring that prices are freely negotiated amongst the parties.
The Petroleum and Alcohol Account — Certification t and Settlement
          As provided in the Oil Law 9,478, the fuel market in Brazil was freed of price controls as of January 1, 2002, permitting other companies to produce and sell on the domestic market and, also, import and export oil and oil products. Additionally, as of January 1, 2002, we were no longer required to charge the prices established by the Brazilian government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market.
          Considering the liberation of the market and current legislation, as of January 1, 2002, the Petroleum and Alcohol Account is no longer used to reimburse expenses related to the supply of oil products and fuel alcohol to us and third parties. The movements in the account for periods after 2002 relate only to (i) payments and adjustments mandated by the Agência Nacional do Petróleo — ANP with no impact on the income statement and (ii) adjustments resulting from the audit of the account by the ANP.

          The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and Alcohol account. The conclusion of this audit process for the Petroleum and Alcohol account establishes the basis for concluding the settlement process between the Brazilian government and us.
          As defined in Law No. 10,742 dated October 06, 2003, the settlement of the Petroleum and Alcohol account with the Brazilian government should have been completed by June 30, 2004. We have been working with the Ministry of Mines and Energy – MME and Secretary of the National Treasury – STN in order to resolve remaining issues necessary to conclude the settlement process.
          To facilitate the required settlement, on June 30, 1998, the Brazilian government issued National Treasury Bonds-Series H to us, representing the credit owed to us by the Brazilian government from the Petroleum and Alcohol Account. The bonds were placed with a federal depositary to support the balance of this account.
          The National Treasury Bonds-Series H matured on June 30, 2004. As of June 30, 2004, there were 138,791 National Treasure Bonds-Series H outstanding in the amount of U.S.$56 million against the balance of the Petroleum and Alcohol Account was U.S.$241 million. On July 2, 2004, the Brazilian Government made a deposit in an account in our name of U.S.$56 million for payment of the bonds. However, only U.S.$3 million of this amount was made available to us. We do not have access to the remaining U.S.$53 million, which represent a partial guarantee of the balance of the Petroleum and Alcohol Account, according to the determination of the Secretaria do Tesouro Nacional (STN). The legal, valid and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.
          The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount we owed to the Brazilian Government, including taxes; or (3) by a combination of the above options.
          The following table summarizes the changes in the Petroleum and Alcohol Account for 2005, 2004 and 2003:

	For the Year Ended December 31,
	2005	2004	2003
	(in millions of U.S. dollars)
Opening balance	$282	$239	$182
Reimbursements to third parties: subsidies paid to fuel alcohol producers	—	—	5
Reimbursements to Petrobras: transport of oil products	—	1	—
Financial income	9	4	10
Results of certification/audit process conducted by the Brazilian government	—	16	—
Partial settlement	—	(3)	—
Translation gain (loss)(1)	38	25	42

Ending balance	$329	$282	$239

(1)	Exchange rate translation gains (losses) are recorded as a component of cumulative translation adjustments.
          The U.S.$47 million increase in the balance of the Petroleum and Alcohol Account during 2005 was primarily a result of the 11.8% appreciation of the real against the U.S. dollar.
Exploration and Development Regulation
          During the time we had a government-granted monopoly in Brazil for oil and gas operations, we had the right to exploit all production, exploration and development areas in Brazil. When government-granted monopoly was terminated, the Brazilian government was allowed to contract with any state or privately owned company for the development of the upstream and downstream segments of the Brazilian oil and gas sector. Before establishing bidding rounds for concessions, the Brazilian government granted us the exclusive right to exploit crude oil reserves where we had previously commenced operations. In 1998, the ANP started to conduct bidding rounds to grant concessions for production, exploration and development areas, and we were required to compete for concessions.
          With the effectiveness of the Oil Law and the regulations promulgated by the ANP thereunder, concessionaires are required to pay the government the following:
•	signature bonuses;

•	rentals for the occupation or retention of areas;

•	special participation; and

•	royalties.
          The minimum signature bonuses are published in the bidding rules for the concessions being auctioned, but the actual amount is based on the amount of the winning bid and must be paid upon the execution of the concession agreement.
          The rentals for the occupation and retention of the concession areas are determined for in the related bidding rules and are payable annually. For purposes of calculating rentals, the ANP takes into consideration factors such as the location and size of the relevant concession block, the sedimentary basin and its geological characteristics.
          Special participation is an extraordinary charge we must pay in the event of high production volumes and/or profitability from our fields, according to criteria established by applicable regulation, and is payable on a quarterly basis for each field from the date on which extraordinary production occurs. This participation rate, whenever it is due, varies between 0% and 40% depending on:
•	volume of production; and

•	whether the block is onshore or offshore and, if offshore, whether it is shallow or deep water.
          Under the Oil Law and applicable regulations, the special participation is calculated based upon quarterly net revenues of each field, which consist of gross revenues calculated using reference prices published by the ANP (reflecting international prices and the exchange rate) less:
•	royalties paid;

•	investment in exploration;

•	operational costs; and

•	depreciation adjustments and applicable taxes.
          The ANP is also responsible for determining monthly royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitação) and concession contract (contrato de concessão). Virtually all of our production currently pays the maximum 10% rate. In determining the royalties applicable to a particular concession block, the ANP takes into consideration, among other factors, the geological risks involved and the production levels expected.

          The Oil Law also requires concessionaires of onshore fields to pay to the owner of the land a special participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.
Environmental Regulations
          All phases of the crude oil and natural gas business present environmental risks and hazards. Our facilities in Brazil are subject to a wide range of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. At the federal level, our offshore activities and those which involve more than one state of the Federation are subject to the administrative authority of the Brazilian Institute for the Environment and Renewable Natural Resources, or IBAMA, and to the regulatory authority of the Conselho Nacional do Meio Ambiente (National Council for the Environment), which issues operating or drilling licenses. Maintenance of the licenses requires the submission of reports, including safety and pollution monitoring reports (IOPP) to IBAMA. Onshore environmental, health and safety conditions are controlled at the state rather than federal level. Law No. 6,938 of August 31, 1981, and subsequent regulations and decrees established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for polluting activities.
          CONAMA’s Resolution No. 23 of 1994 requires us to conduct environmental studies in connection with a number of our activities. We must eliminate, mitigate, or compensate relevant parties for, any adverse environmental effects identified through these studies.
          On December 27, 2000, Law No. 10,165, modifying Law No. 6,938, created the Taxa de Controle e Fiscalização Ambiental (Environmental and Fiscalization Control Tax, or TCFA). The law empowers IBAMA to collect, on a quarterly basis, certain fees from us and other companies that meet a minimum revenue threshold, are engaged in potentially environmentally damaging activities and/or are exploiting natural resources within Brazil. At present, we do not consider this fee imposed by IBAMA to be material. The Confederação Nacional da Indústria (Brazilian Industry Confederation, or CNI), is currently contesting these fees as unconstitutional.
          Brazilian environmental laws and regulations provide for restrictions and prohibitions on spills and releases or emissions of various hazardous substances produced in association with our operations. Brazilian environmental laws and regulations also govern the operation, maintenance, abandonment and reclamation of wells, refineries, terminals, service stations and other facilities. Compliance with these laws and regulations can require significant expenditures, and violations may result in fines and penalties, some of which may be material. In addition, operations and undertakings that have a significant environmental impact, especially the drilling of new wells and expansion of refineries, require us to apply for environmental impact assessments in accordance with federal and state licensing procedures. In accordance with Brazilian environmental laws, we have proposed the execution of, or we have entered into, environmental commitment agreements with the environmental protection agencies and/or the federal or state public ministries, in which we agree to undertake certain measures in order to complete the environmental licensing for several of our operating facilities.
          Under Law No. 9,605 of February 12, 1998, individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions, as well as any costs to repair the actual damages resulting from such harm. Individuals or legal entities that commit a crime against the environment are subject to penalties and sanctions that range from fines to imprisonment, for individuals, or, suspension or interruption of activities or prohibition to enter into any contracts with governmental bodies for up to ten years for legal entities. The government environmental protection agencies may also impose administrative sanctions on those who do not comply with the environmental laws and regulations, including, among others:
•	fines;

•	partial or total suspension of activities;

•	obligations to fund recovery works and environmental projects;

•	forfeiture or restriction of tax incentives or benefits;

•	closing of the establishments or undertakings; and

•	forfeiture or suspension of participation in credit lines with official credit establishments.
          Under Law No. 9,966 of 2000, entities operating organized ports and port installations and owners or operators of platforms and its support installations must perform independent environmental audits every two years, with a view to evaluating the environmental management and control systems in their units. We are in full compliance with this law.
          Law No. 9,985 of July 19, 2000 establishes an environmental compensation of at least 0.5% of the value of a project relating to activities that have a negative environmental impact that cannot be mitigated. This compensation may only be applied in conservation units, as defined by the Sistema Nacional de Unidades de Conservação da Natureza (the National System of Nature Conservation Units, or the SNUC). Environmental agencies are still implementing this law, but they may attempt to apply it in a retroactive manner.
          In 2005, we invested approximately U.S$430 million in environmental projects as compared to approximately U.S.$490 million in 2004. These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, obtaining oil collectors for our environmental protection centers and other new equipment to improve our response to emergency situations, implementing new environmental technologies, upgrading our pipelines and paying environmental compensation.
          In March 2006, the Brazilian Congress enacted Law No. 11,284, which, among other things, creates the concept of environmental insurance as an economic policy instrument. Brazilian companies will be required to purchase environmental insurance only once the Brazilian Congress approves a new law to regulate Law No. 11,284 that expressly creates this obligation. We do not know the terms and conditions under which environmental insurance will be contracted in the future and, therefore, we cannot estimate whether the requirement to purchase environmental insurance will have a material adverse effect in our business, financial condition and results of operations.
          We are subject to a number of administrative proceedings and civil and criminal claims relating to environmental matters. See Item 8. “Financial Information — Legal Proceedings—Environmental Claims.”
Health, Safety and Environmental Initiatives
Initiatives
          The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated energy company. In order to address and prioritize health, safety and environmental concerns and ensure compliance with environmental regulations, we have:
•	developed the PEGASO program to upgrade our pipelines and other equipment, implement new technologies, improve our emergency response readiness, reduce emissions and residues and prevent environmental accidents. From April 2000 to December 2005, we spent approximately U.S$3.519 billion under this program, including the Programa de Integridade de Dutos (Pipeline Integrity Program) through which we conduct inspections of, and improvements to, our pipelines. In 2005, we spent approximately U.S$545 million in connection with the PEGASO program;

•	proposed the execution of, or entered into, environmental commitment agreements with several environmental protection agencies and/or the federal or state public ministries, in which we agree to undertake certain measures in order to complete the environmental licensing for several of our operating facilities;

•	integrated our corporate health department into the already existing corporate environment and safety department, thereby facilitating the development of systematic, company-wide procedures to handle concerns related to health, safety and the environment, or HSE.

•	established our new HSE policy and corporate guidelines, which focus on principles of sustainable development, compliance with legislation and the availability and use of environmental performance indicators;

•	undertook capital investments to reduce the HSE risk of our operations, including making improvements to our refineries and transportation facilities and developing and implementing oil pollution prevention guidelines;

•	built nine environmental protection centers and seven advanced bases for oil spill prevention, control and response, established local and regional, onshore and offshore contingency plans involving public services and communities to deal with oil spills, and chartered three dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting;

•	received HSE integrated management certificates for our operating units. As of December 2005, Petrobras owned 45 certificates for its operating units in Brazil and 21 for units abroad. These certificates acknowledge the compliance of our HSE management system with ISO 14001 (environment), and BS 8800 or OHSAS 18001 (health and safety) standards. Because some of those certificates cover more than one site, the total number of certified sites is 172 in Brazil and 25 abroad. The Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the IMO International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997;

•	implemented through the Programa de Segurança de Processo (Process Safety Program) standardized, company-wide guidelines for HSE management, for effectively investigating incidents and for strengthening our institutional commitment to HSE through employee training. The HSE Management Manual developed through that program is a day-to-day management tool currently being applied in all of our operating units;

•	developed an Air Emissions Management System, in conjunction with an international consulting company, for our operations in Brazil and South America. The system gathers information about emissions of sulfur dioxide, nitrogen oxides, carbon monoxide, the main greenhouse gases (carbon dioxide, methane and nitrous oxide), volatile organic compounds (VOCs) and particulate material, allowing us to improve the management of our emissions. We have registered our 2004 Annual Emissions Summary in the Global Greenhouse Gas Register of the World Economic Forum. The report gathers data provided by the Air Emissions Management System and is available for public access through the Forum’s website;

•	participated in negotiations conducted by the Brazilian Ministry of Mines and Energy of new regulations of environmental compensation related to the implementation of new projects;

•	participated with the Brazilian Ministry of Mines and Energy and IBAMA in a governmental follow-up group created to supervise the implementation of the new planned gas pipelines;

•	participated regularly in the discussion agenda of the Brazilian Ministry of Mines and Energy and the Ministry of the Environment about environmental issues affecting our business;

•	participated directly in discussions with the Ministry of the Environment and IBAMA regarding issues that could affect Petrobras’ business;

          In addition, we conduct environmental studies for all new projects as required by Brazilian environmental legislation, and our HSE department evaluates each and every project with a total budget exceeding U.S$25 million to confirm its compliance with all HSE requirements.
          We will continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.
          Our Executive Board has approved the building of three biodiesel production plants, with a total capacity of 132,000 tons per year. The plants will demand an investment of about U.S.$86.6 million and are expected to begin operations in December of 2007;
          We have bought 70,000 cubic meters of biodiesel, certified with the “social fuel” label, to be delivered throughout 2006. Social fuel is fuel manufactured under a government program designed to promote family-run agricultural enterprises;
          Petrobras Distribuidora is going to participate in the construction of 13 small hydropower plants (SHPs), with a total capacity of 288 MW. The project was already approved by the National Agency for Electrical Energy, under the Brazilian Program for Incentive to Alternative Electric Energy Sources — PROINFA, and will demand an investment of about (R$1.3 billion). The SHPs will be controlled by a holding company named Brasil PCH. 49% of the common shares of that company will be owned by Petrobras Distribuidora.
Management
          We have a HSE Management Committee, which was created by our executive officers to ensure that HSE issues are addressed throughout the company. The committee is composed of executive managers of our different business segments and of directors of our controlled companies, BR Distribuidora and Transpetro. The work of the HSE Management Committee is supported by four permanent subcommittees and by temporary commissions and work groups, each one responsible for a specific HSE issue, such as licensing and environmental compensation, operational risk assessment, management of change, emissions and climate change, new projects, product stewardship and acquisition of goods.
          We have also created an Environmental Committee, which is composed of three members of our Board of Directors, including our Chairman and our Chief Executive Officer. The committee is responsible for, among other things: (1) overseeing and managing environmental and work safety issues affecting us; (2) establishing measurable environmental targets and ensuring compliance; and (3) recommending changes in environmental, health and safety policy, if necessary, to our board of directors. The Environmental Committee charter is still subject to approval by our Board of Directors.
Competition
          As a result of the regulatory reform of the oil and gas industry in Brazil, we expect to face increasing competition both in our downstream and upstream operations.
          In the exploration and production segment, the Brazilian government’s auction process for new exploratory areas has enabled multinational and regional oil and gas companies to begin exploring for crude oil in Brazil. If these companies discover crude oil in commercial quantities and are able to develop it economically, we expect that competition with our own production will increase.
          In the past, we have faced little competition as a result of the prevailing laws that effectively gave us a monopoly. With the end of this monopoly and regulatory reform, other participants may now explore, produce, transport and distribute oil products in Brazil. As a result, some participants have already begun importing refined oil products, which will compete with oil products from our Brazilian refineries, as well as the oil products we currently import. We now have to compete with global imports at international prices. We expect that this additional competition may affect the prices we can charge for our oil products, which in turn will affect the profit we can make. We estimate that we had a market share of approximately 98.2% in the Brazilian oil production segment in

2005. We do not have meaningful competitors in the oil production segment in Brazil. In the oil exploration segment, we estimate that the exploration activities conducted solely by us represented approximately 88% (number of exploration wells we drilled solely compared to the total number of exploration wells drilled in Brazil in 2005) of the Brazilian oil exploration market in 2005 and the exploration activities conducted by us in conjunction with other partners represented approximately 92% (number of exploration wells we drilled solely and with partners compared to the number of exploration wells drilled in Brazil in 2005) of the oil exploration market in Brazil in 2005. Our main competitors in the oil exploration segment are Agip, Devon, Shell, Maersk, Statoil, Chevron Texaco, Encana and El Paso.
          We also expect continued competition in our distribution segment, where we currently face the most significant competition of any of our business segments. In particular, we face competition from small distributors, many of which have been able, and may continue to be able, to avoid paying sales taxes and mix their gasoline with inexpensive solvents, enabling them to sell gasoline at prices below ours. We had a market share of approximately 34 % in the Brazilian oil products distribution segment according to Sindicom, a Brazilian industry association of oil and gas distribution companies. Our main competitors in this segment are Ipiranga, Shell, Esso, and Texaco.
          In the natural gas and power segment, we expect competition from new entrants that are acquiring interests in natural gas distribution and gas-fired power generation companies, and existing competitors that are expanding operations in order to consolidate their position in Brazil. We had a market share of approximately 94% in the Brazilian natural gas segment based on 2005 volumes sold to the Local Distribution Companies and total natural gas market, according to the Associação Brasileira das Empresas de Gás Natural (the Brazilian Society of Natural Gas Companies, or ABEGÁS).
          In the international segment, we plan to continue expanding operations, although we expect to face continuing competition in the areas in which we are already active, including the Gulf of Mexico, Africa and the Southern Cone. We have already become a major player in some of the countries in which we have international operations. In Argentina, we estimate that we have a market share of 13.3% for auto fuel and 10.4% for lubricants. In Bolivia, we have a market share of 96% of the oil refining market, 40.6% of the fuel market, and 66% of lubricants.
Insurance
          Our insurance programs principally focus on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risks associated with our principal assets, such as refineries, tankers, our fleet and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers. Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated BBB+ or higher by Standard & Poor’s rating agency or B++ or higher by A.M. Best. Substantially all of our international operations are insured or reinsured by our Bermudian subsidiary Bear Insurance Company Limited following exactly the same rating criteria.
          Less valuable assets, such as small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured. We do not maintain coverage for business interruption, except for a minority of our international operations. We also do not maintain coverage for our wells for substantially all of our Brazilian operations.
          Since November 2000, we maintain coverage for operational third-party liability with respect to our onshore and offshore activities, including environmental risks such as oil spills. The insurance policy covers any damage resulting from either our or our affiliates’ activities, with the exception of our international activities, which have their own insurance and are therefore not included in this policy. In Brazil, our coverage in this policy is of up to U.S.$250 million per accident in the aggregate (fines imposed by government authorities are not covered). In case of an accident, this coverage may not be sufficient to compensate us for losses incurred. Although we do not insure most of our pipelines, we have insurance against damage or loss resulting from specific incidents, as well as oil pollution from our pipelines.
          We also maintain coverage for risks associated with transportation, hull and machinery risk. Since 1999, we have directors and officers insurance coverage. All projects and installations under construction are insured in compliance with the terms of the relevant financing agreements, usually through a performance bond in connection with completion of the contract and/or other damage and liability insurance. All projects and installations under construction that have an estimated maximum loss above U.S.$40 million are covered by a construction policy.
          The premium for renewing our property risk insurance policy for a 12-month period commencing June 2005 was U.S$29.4 million. This represented an increase of 16.5% over the preceding 12-month period. The increase was primarily due to an increase in the insured value of our assets, which in the same period, increased by 22.9%, from U.S.$26.6 billion to U.S$32.7 billion. Since 2001, our risk retention has increased and our deductibles may reach U.S.$40 million in certain cases.
          Our facilities are regularly subject to risk surveys undertaken by international risk consultants. The reports and recommendations prepared in these surveys are made public, as well as the actions taken by us to meet these recommendations. All the significant accidents and their causes, as well as the improvements we make to our HSE standards are periodically released to the public.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Management’s Discussion and Analysis of Petrobras’ Financial Condition and Results of Operations
          You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.
Overview
          We earn income from:
•	domestic sales, which mainly consists of sales of oil products (such as gasoline, diesel oil, jet fuel, fuel oil, naphtha and liquefied petroleum gas), natural gas, petrochemical products and electricity;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.
Our expenses include:
•	costs of sales (which is comprised of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields; and costs of exploration;

•	selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense and foreign exchange losses.
Year to year fluctuations in our income are the result of a combination of factors, including:
•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in domestic prices of crude oil and oil products, which are denominated in reais;

•	fluctuations in the real/U.S. dollar and Argentine Peso/U.S. dollar exchange rates;

•	Brazilian political and economic conditions; and

•	the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.
Sales Volumes and Prices
     The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell. Our consolidated net sales in 2005 totaled approximately 1,025,033 million barrels of crude oil equivalent, representing U.S.$56,324 million in net operating revenues, as compared to approximately 989,719 million barrels of crude oil equivalent, representing U.S.$38,428 million in net operating revenues in 2004 and approximately 923,482 million barrels of crude oil equivalent and U.S.$30,914 million in net operating revenues in 2003.
     As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian domestic market. Therefore, it is oil product prices, rather than crude oil prices, that most directly affect our financial results.
     Oil product prices vary over time as the result of many factors, including the price of crude oil. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$54.38 per barrel in 2005, U.S.$38.21 per barrel for 2004 and U.S.$28.84 per barrel for 2003. For December 2005, Brent crude oil prices averaged U.S.$56.63 per barrel, but during 2006 through April, Brent crude oil prices have increased, averaging U.S.$64.03 per barrel. This increase in average crude oil prices also affected international prices for oil products.
Domestic Sales Volumes and Prices
     During 2005, approximately 72.4% of our net operating revenues were derived from sales of crude oil and oil products in Brazil, as compared to 73.2% in 2004 and 74.0% in 2003. As export volumes of crude oil and oil products have increased, domestic sales as a percentage of net operating revenues have declined.
     Our revenues are principally derived from sales in Brazil. The following table sets forth our sales by volume of oil products, natural gas and fuel alcohol for each of 2005, 2004 and 2003 as well as a reconciliation to our consolidated sales:

	For the Year Ended December 31,
	2005			2004			2003
		Net	Net		Net	Net		Net	Net
		Average	Operating		Average	Operating		Average	Operating
	Volume	Price	Revenues	Volume	Price	Revenues	Volume	Price	Revenues
	(Mbbl,			(Mbbl,			(Mbbl,
	except as			except as			except as
	otherwise		(U.S.$ in	otherwise		(U.S.$ in	otherwise		(U.S.$ in
	noted)	(U.S.$)(1)	millions)	noted)	(U.S.$)(1)	millions)	noted)	(U.S.$)(1)	millions)
Energy products:
Automotive gasoline	104,901	$60.08	$6,302	100,712	$41.58	$4,188	94,364	$38.28	$3,612
Diesel	242,831	68.20	16,561	240,237	44.64	10,725	219,622	40.64	8,925
Fuel oil	36,243	40.81	1,479	39,654	28.45	1,128	43,475	27.92	1,214
Liquid petroleum gas	77,891	34.55	2,691	76,982	28.14	2,166	73,575	27.07	1,992

Total energy products	461,866		27,033	457,585		18,207	431,036		15,743

Non-energy products:
Petrochemical naphtha	57,281	53.49	3,064	57,595	42.28	2,435	57,291	32.03	1,835
Others	80,953	58.35	4,724	77,652	41.96	3,258	73,901	33.69	2,490

Total non-energy products	138,234		7,788	135,247		5,693	131,192		4,325

Fuel alcohol	126	23.81	3	455	30.77	14	458	39.30	18
Natural gas (BOE)	83,090	21.77	1,809	77,310	18.61	1,439	64,517	18.94	1,222

Sub-total	683,316	53.61	36,633	670,597	37.81	25,353	627,203	33.97	21,308

Distribution net sales	201,347	78.53	15,811	182,327	57.36	10,458	158,635	50.39	7,994
Intercompany net sales	(187,268)	62.22	(11,651)	(164,730)	46.69	(7,692)	(143,339)	44.81	(6,423)

Total domestic market	697,395	58.49	40,793	688,194	40.86	28,119	642,499	35.61	22,879

Export net sales	187,008	47.79	8,938	186,221	31.81	5,923	192,545	27.71	5,335
International net sales and Others	140,630	43.93	6,178	115,304	35.33	4,074	88,438	29.89	2,643

Sub-Total	327,638	46.14	15,116	301,525	33.15	9,997	280,983	28.39	7,978

Services			415			312			57

Consolidated net sales	1,025,033		$56,324	989,719		$38,428	923,482		$30,914

(1)	Net average price calculated by dividing net sales by the volume for the year.
          During 2005, we announced one increase in gasoline and diesel prices due to the elevated prices of crude oil and oil products on the international market. The price increases in the table below reflect the increases in billing at Petrobras refineries, without ICMS:
          Price increase announced on September 9, 2005:

	Percentage Increase in Price
	(increase to customers including
	taxes(CIDE / PIS / COFINS))	(net increase to Petrobras)
Gasoline	16.4%	10.0%
Diesel	14.8%	12.0%
Export Sales Volumes and Prices
     While our principal market is the Brazilian market, as our domestic production of crude oil has increased, we have begun to export greater amounts of crude oil and oil products that exceed Brazilian demand. We also export volumes of domestically produced heavy crude oil that our refineries are unable to process operationally or economically. See Item 4. “Information on the Company—Refining, Transportation and Marketing.” Our export volumes of crude oil and oil products totaled 187,008 million barrels of crude oil equivalent in 2005, as compared to 186,221 million barrels of crude oil equivalent in 2004 and 192,545 million barrels of crude oil equivalent in 2003. We base our crude oil export prices on international prices, as adjusted to reflect specific market conditions. We determine export prices of our oil products and natural gas by reference to market conditions, as well as direct negotiations with our clients. As a result of an increase in average prices and volume of export sales of crude oil and oil products, the total value of our crude oil and oil product exports (measured on a free-on-board basis) in 2005 was U.S.$ 8,938 million, as compared to U.S.$5,923 million in 2004 and U.S.$5,335 million in 2003, representing approximately 15.9% of our net operating revenues in 2005, as compared to 15.4% in 2004 and 17.3% in 2003. See Item 4. “Information on the Company—Refining, Transportation and Marketing-Exports.”
International Volumes and Prices
     We produce, refine, transport, distribute and market crude oil and natural gas internationally. Sales from production outside Brazil to sources outside Brazil were U.S.$3,038 million in 2005, U.S.$2,840 million in 2004 and U.S.$1,974 million in 2003, representing approximately 5.4% of our net operating revenues in 2005, as compared to 7.4% in 2004 and 6.4% in 2003. We expect our international sales to continue growing as our international production continues to grow and we increase our refining and distribution capacity abroad. See Item 4. “Information on the Company—International.”
Import Purchase Volumes and Prices
     We continue to import lighter crude oil for blending in our own refineries, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products, to attend the demand of the Brazilian retail market. We have continuously upgraded our refineries to handle heavier crude oil in order to reduce our purchases of imported crude oil and oil products by refining a greater portion of our heavier crude oil production. This has positively affected the margin between our net operating revenues and cost of goods sold, since it is less expensive to produce crude oil domestically than it is to import crude oil. In 2005, the net margin increased to 18.4% as compared to 16.1% in 2004, as a result of a decrease in imported crude oil to 352 Mbpd in 2005, from 450 Mbpd in 2004.
     Prior to December 31, 2001, we were the only company permitted to import oil products to supply the Brazilian market’s demand for these products. Now that other parties are permitted by law to import oil products and supply the market, we continue to reevaluate our strategy in order to achieve optimal levels of imports for our profitability. We imported a total of 34.8 million barrels of oil products in 2005, as compared to 40.1 million barrels of oil products in 2004 and 44.5 million barrels in 2003. See Item 4. “Information on the Company—Refining, Transportation and Marketing-Imports.”
Effect of Taxes on our Income
General
     In addition to taxes paid on behalf of federal, state and municipal governments, such as the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, we are required to pay three principal charges on our oil production activities in Brazil:
•	Royalties, which generally correspond to a percentage between 5% and 10% of production, are calculated based on a reference price for crude oil or natural gas, and will thus vary with the international price of crude oil. The ANP also takes into account the geological risks involved, and productivity levels expected, with respect to a particular concession. Virtually all of our crude oil production is currently taxed at the maximum royalty rate.

•	Special Participation, which applies to our larger, more profitable fields, and ranges from 0% to 40% depending on the volumes of crude oil produced in the fields, the location of the fields (including whether they are onshore or offshore), water depth and number of years that the field has been in production. In 2005, the tax was charged on 20 of our fields, including Marlim, Albacora, Roncador, Leste do Urucu, Rio Urucu, Canto do Amaro, Marimbá, Marlim Sul, Namorado, Carapeba, Pampo, Bicudo, Barracuda, Caratinga, Cherne, Pilar, Fazenda Alegre, Miranga, Carmópolis and Bijupirá. The tax is based on net revenues of a field, which consists of gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes. The Special Participation Tax uses as a reference international oil prices converted to reais at the current exchange rate.

•	Retention Bonus, which is a tax payable on those concessions that are available for exploration and production, and is calculated at a rate established by the ANP, taking into consideration factors such as the location and size of the relevant concession block, the sedimentary basin and its geological characteristics.

     These charges imposed by the Brazilian government are included in our cost of goods sold. Additionally, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil. See Note 4 to our audited consolidated financial statements.
Potential Change in ICMS Legislation
     In June 2003, the State of Rio de Janeiro enacted a law (State Law nº 4.117, dated June, 27th, 2003, also known as “Noel Law”) imposing the ICMS on upstream activities. The law was regulated by Decree nº 34.761, dated February 3, 2004, which was suspended by Decree nº 34.783 of February 4th, 2004, for an undetermined period of time. Nevertheless, the State of Rio de Janeiro may choose to enforce the law at any time.
     The constitutionality of this law is currently being challenged. The claim was filed by the Federal Prosecutor and the Attorney General has given a favorable legal opinion. The Supreme Court provisionally did not suspend the effectiveness of the law.
     In accordance with legislation currently in force, the ICMS for fuels derived from oil is assessed at the point of sale but not at the wellhead level. As a result, the tax is mainly collected in the states where the sales of fuels are made. If the State of Rio de Janeiro enforces the new law, it is unlikely that the other states would allow us to use the tax imposed at the wellhead level in Rio de Janeiro as a credit to offset the tax imposed at the sale level. Therefore, we would have to pay ICMS at both levels, unless we are successful in challenging this tax in court. If the Supreme Court decides that this law is constitutional, our ability to challenge the payment of ICMS at both levels will depend on the ground of the Supreme Court’s decision.
     We estimate the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase by approximately R$8.51 billion (U.S.$3.52 billion) per year as a result of this change in legislation. This increase could have a material adverse effect on our results of operations and financial condition.
Financial Income and Expense
     We derive financial income primarily from interest on cash and cash equivalents. The bulk of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold substantial balances in U.S. dollar deposits.
     Our financial income was U.S.$710 million in 2005, U.S.$956 million in 2004 and U.S.$634 million in 2003.
     We incur financial expenses from short and long-term debt denominated in U.S. dollars, reais and other currencies. Our financial expenses were U.S.$1,189 million in 2005, U.S.$1,733 million in 2004 and U.S.$1,247 million in 2003. In addition, we capitalized U.S.$612 million in interest in 2005, as compared to U.S.$267 million in 2004 and U.S.$184 million in 2003.
Inflation and Exchange Rate Variation
Inflation
     Since the introduction of the real as the new Brazilian currency in July 1994, inflation in Brazil has remained relatively stable, although it increased markedly in 2002. Inflation was 1.2% in 2005, 12.1% in 2004 and 7.7% in 2003, as measured by the IGP-DI, a general price index. Inflation has had, and may continue to have, effects on our financial condition and results of operations. A large percentage of our total costs are in Reais, and our suppliers and service providers generally attempt to increase their prices to reflect Brazilian inflation. These increases are counteracted by the adjustments that we make to our prices to offset the effects of inflation and an appreciation of the U.S. dollar against the real.
Exchange Rate Variation
     Since we adopted the real as our functional currency in 1998, fluctuations in the value of the real against the U.S. dollar, particularly devaluations of the real, have had, and will continue to have, multiple effects on our results of operations. Our reporting currency for all periods is the U.S. dollar. We maintain our financial records in reais, and translate our statements of operations into U.S. dollars at the average rate for the period. The amounts reported in our statements of operations in any given period will be reduced at the same rate as the real has devalued in relation to the U.S. dollar during that period. During 2005, there was an 11.8% appreciation of the real against the U.S. dollar, as compared to an 8.1% appreciation in 2004 and an 18.2% depreciation in 2003.
     Virtually all of our sales are of crude oil or oil products, which generally trade freely in the international markets at prices expressed in U.S. dollars. From July 1998 through the end of 2001, our net operating revenues reflected changes in the U.S. dollar/real exchange rate, with a one month delay, because the formula used by the government to set realization prices for crude oil and oil products included adjustments based on exchange rate variations. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation.”
     Since January 2, 2002, when prices were deregulated, we have been free to establish prices for our products based on market conditions and have generally been able to maintain parity with international prices. As a result, although substantially all of our revenues are in reais, they have been, and continue to be, linked to U.S. dollar-based international prices. When the real depreciates against the U.S. dollar, assuming international prices remain constant in U.S. dollars, we may increase the prices for our products in reais, in which case our net operating revenues in reais increase. An increase in our reais net operating revenue, however, is not reflected in our net operating revenue when reported in U.S. dollars, when the real depreciates.
     Another effect of depreciation is that our operating costs and expenses when expressed in U.S. dollars tend to decline. This happens primarily due to the fact that a substantial portion of our costs and operating expenses is denominated in reais. Prior to 2003, our reais-denominated costs increased at a rate slower than the depreciation. Accordingly, the effect was to decrease costs of locally supplied products and services when reported in U.S. dollars.
     The opposite effects occur when the real appreciates against the US dollar such as in 2004 and 2005.
     In recent periods, the exchange rate variation has had the following additional effects, among others, on our financial condition and results of operations:
•	We record the remeasurement effects of our non-reais denominated assets and liabilities held in Brazil (e.g., cash, cash equivalents and financial obligations) in our statements of income. Primarily because of our substantial liabilities denominated in foreign currency, we recorded a U.S.$269 million net foreign exchange gain in our 2005 statement of income, compared to a U.S.$368 million net foreign exchange gain in 2004 and a U.S.$2,433 million net foreign exchange loss in 2003. To the extent these variations are not recognized in a transaction (such as the repayment of the debt in the period in which there is a depreciation), the foreign exchange gain is added back for purposes of determining our cash flow;

•	Our other assets and liabilities in Brazil, primarily accounts receivable, inventories and property, plant and equipment, cash and cash equivalents and government securities, pension plan liabilities, health care benefits and deferred income taxes, are all translated into U.S. dollars. Therefore, any depreciation (appreciation) of the real against the U.S. dollar will be reflected as a reduction (gain) in the U.S. dollar value of those assets and liabilities, charged directly to shareholders’ equity. These currency translation effects are beyond our control. Accordingly, we recorded a U.S.$3,107 million credit directly to shareholders’ equity in our statement of changes in shareholders’ equity for 2005, without affecting net income, to reflect the appreciation of the real against the U.S. dollar of approximately 11.8%, as compared to a credit of U.S.$1,911 million in 2004 to reflect the appreciation of 8.1% and a charge of U.S.$2,856 million in 2003 to reflect the depreciation of 18.2%.
     Foreign currency translation adjustments reflecting a depreciation have the greatest impact on the balance sheet of a company such as ours, whose assets are primarily denominated in reais, but whose liabilities are primarily denominated in foreign currencies. The reductions in our asset values charged to shareholders’ equity, however, do not necessarily affect our cash flows, since our revenues and cash earnings are to a large degree linked to the U.S. dollar, and a portion of our operating expenses are linked to the real.
     The exchange rate variation also impacts the amount of retained earnings available for distribution by us when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared in accordance with Brazilian accounting principles decrease or increase when measured in U.S. dollars as the real depreciates or appreciates against the U.S. dollar. In addition, the exchange rate variation creates foreign exchange gains and losses that are included in our results of operations determined in accordance with Brazilian accounting principles and that affect the amount of our unretained earnings available for distribution.
Results of Operations
     The differences in our operating results from year to year occur as a result of a combination of factors, including primarily: the volume of crude oil, oil products and natural gas we produce and sell, the price at which we sell our crude oil, oil products and natural gas and the differential between the Brazilian inflation rate and the depreciation or appreciation of the real against the U.S. dollar. The table below shows the amount by which each of these variables has changed during the last three years:

	2005	2004	2003
Crude Oil and NGL Production (Mbpd)
Brazil	1,684	1,493	1,540
International	163	168	161
Total Crude Oil and NGL
Production	1,847	1,661	1,701
Change in Crude Oil and NGL Production	11.2%	(2.4)%	10.8%
Average Sales Price for Crude (bpd in U.S.$)
Brazil	$45.42	$33.49	$27.01
International	$34.91	$26.51	$23.7
Natural Gas Production (Mmcfpd)
Brazil	1,644	1,590	1,500
International	576	564	510
Total Natural Gas Production	2,220	2,154	2,010
Change in Natural Gas Production (sold only)	3.1%	7.2%	21.8%
Average Sales Price for Natural Gas (Mcf in U.S.$)
Brazil	2.17	1.93	1.79
International	1.64	1.17	1.26
Year End Exchange Rate	2.34	2.65	2.89
Appreciation (Depreciation) during the year	11.8%	8.1%	18.2%
Inflation Rate (IGP-DI)	1.2%	12.1%	7.7%
Results of Operations for the year ended December 31, 2005(“2005”) compared to the year ended December 31, 2004 (“2004”).
          The comparison between our results of operations for 2005 and 2004 has been affected by the 16.8% decrease in the average Real/U.S. dollar exchange rate for 2005 as compared to the average Real/U.S. dollar exchange rate for 2004. We refer to this change in the average exchange rate as the “16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.”
          The exchange variation resulting from monetary assets and liabilities related to operations of consolidated subsidiaries whose functional currency is not Reais are not eliminated in the consolidation process and such results are accounted for as cumulative translation adjustments.
          Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.

Revenues
          Net operating revenues increased 46.6% to U.S.$56,324 million for 2005, as compared to U.S.$38,428 million for 2004. This increase was primarily attributable to an increase in prices of our products, both in the domestic market and outside Brazil, an increase in sales volume in the domestic market, and the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
          Consolidated sales of products and services increased 42.6% to U.S.$74,065 million for 2005, as compared to U.S.$51,954 million for 2004, primarily due to the increases mentioned immediately above.
          Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:
•	Value-added (ICMS), PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 34.7% to U.S.$14,694 million for 2005, as compared to U.S.$10,906 million for 2004, primarily due to the increase in prices and sales volume of our products and services; and

•	CIDE, the per-transaction tax due to the Brazilian government, which increased 16.3% to U.S.$3,047 million for 2005, as compared to U.S.$2,620 million for 2004. This increase was primarily attributable to the increase in sales volume of our products and services and to the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Cost of sales (excluding Depreciation, Depletion and Amortization)
          Cost of sales for 2005 increased 40.2% to U.S.$29,828 million, as compared to U.S.$21,279 million for 2004. This increase was principally a result of:
•	a U.S.$1,834 million increase in taxes and charges paid to the Brazilian government totaling U.S.$5,410 million for 2005, as compared to U.S.$3,576 million for 2004, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$3,016 million for 2005, as compared to U.S.$1,883 million for 2004, as a result of higher international oil prices;

•	a U.S.$1,654 million increase in the cost of imports due to higher prices for the products imported;

•	a U.S.$1,375 million increase in costs attributable to: (1) maintenance and technical services for well restoration, materials, support for vessels, undersea operations, freight with third parties (these prices tend to accompany to international oil prices) consumption of chemical products to clear out and eliminate toxic gases – principally at Marlim; and (2) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits;

•	a U.S.$1,281 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

•	a U.S.$561 million increase in costs associated with a 9.0% increase in our international market sales volumes;

•	a U.S.$534 million increase in costs in our Argentinean subsidiary PEPSA mainly due to oil products purchases as a result of total capacity utilization of its refineries and higher sales volume of petrochemical products;

•	a U.S.$198 million increase in costs associated with a 1.7% increase in our domestic sales volumes; and

•	the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Depreciation, depletion and amortization
          We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 17.9% to U.S.$2,926 million for 2005, as compared to U.S.$2,481 million for 2004. This increase was primarily attributable to the following:
•	increased property, plant and equipment expenditures, and increased crude oil and natural gas production; and

•	the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Exploration, including exploratory dry holes
          Exploration costs, including exploratory dry holes increased 64.6% to U.S.$1,009 million for 2005, as compared to U.S.$613 million for 2004. We adopted the amended FAS 19-1 effective January 1, 2005, without material impact. This increase was primarily attributable to the following:
•	the increase of U.S.$196 million due to a revision in the estimated expenses for dismantling oil and gas producing areas and future well abandonment that affected the exploration costs and was related to new commercial areas, increased estimates of cost to abandon and changes in asset retirement obligations estimates provided by operators in joint ventures;

•	an increase of U.S.$98 million in geological and geophysical expenses;

•	an increase of U.S.$16 million in dry holes expenses; and

•	the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Impairment of oil and gas properties
          For 2005, we recorded an impairment charge of U.S.$156 million, as compared to an impairment charge of U.S.$65 million for 2004. During 2005, the impairment charge was primarily related to investments in Venezuela (U.S.$134 million), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP). During 2004, the impairment charge was related to producing properties in Brazil and principle amounts were related to the Company’s Cioba off-shore field (U.S.$30 million). See Note 10 (d) to our consolidated financial statements for the year ended December 31, 2005.
Selling, general and administrative expenses
          Selling, general and administrative expenses increased 54.2% to U.S.$4,474 million for 2005, as compared to U.S.$2,901 million for 2004.
          Selling expenses increased 38.7% to U.S.$2,141 million for 2005, as compared to U.S.$1,544 million for 2004. This increase was primarily attributable to the following:
•	an increase of U.S.$338 million in expenses mainly associated with the transportation costs of oil products due mainly to an increase in the exports; and

•	the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
          General and administrative expenses increased 71.9% to U.S.$2,333 million for 2005, as compared to U.S.$1,357 million for 2004. This increase was primarily attributable to the following:

•	an increase of approximately U.S.$287 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits due to changes in actuarial assumptions;

•	an increase of approximately U.S.$212 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities; and

•	the 16.8% increase in the average value of the Real against the U.S. dollar in 2005, as compared to 2004.
Research and development expenses
          Research and development expenses increased 60.9% to U.S.$399 million for 2005, as compared to U.S.$248 million for 2004. This increase was primarily related to additional investments in programs for environmental safety, to deepwater and refining technologies of approximately U.S.$101 million and to the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Other operating expenses
          Other operating expenses amounted to U.S.$582 million for 2005, as compared to U.S.$259 million for 2004.
          The charges for 2005 were:
•	a U.S.$304 million expense for idle capacity from gas-fired power plants;

•	a U.S.$153 million loss related to our investments in certain gas-fired power plants resulting from our contractual obligations to cover losses;

•	a U.S.$64 million expense for unscheduled stoppages of plants and equipment; and

•	a U.S.$61 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.
          The charges for 2004 were:
•	a U.S.$110 million expense for idle capacity from gas-fired power plants;

•	a U.S.$85 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$64 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.
Equity in results of non-consolidated companies
          Equity in results of non-consolidated companies decreased 19.2% to a gain of U.S.$139 million for 2005, as compared to a gain of U.S.$172 million for 2004, primarily due to the results of our investments in:(a) certain gas-fired power and petrochemical companies being lower as certain of these entities have been subsequently purchased and are now consolidated on a line by line basis; and (b) as a result of losses in investments in certain affiliated companies of Petrobras Energia Venezuela S.A, in the amount of U.S.$19 million.

Financial income
          We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.
          Financial income decreased 25.7% to U.S.$710 million for 2005 as compared to U.S.$ 956 million for 2004. This decrease was primarily attributable to the reduction of fair value adjustments on gas hedge transactions in the amount of U.S.$460 million.
          This decrease was partially offset by an increase in financial interest income from short-term investments, in the amount of U.S.$138 million, primarily attributable to increased investments in securities in 2005 as compared to 2004, due to higher amount of cash and cash equivalents. A breakdown of financial income and expenses is shown in Note 14 to our consolidated financial statements for the year ended December 31, 2005.
Financial expenses
          Financial expenses decreased 31.4% to U.S.$1,189 million for 2005, as compared to U.S.$1,733 million for 2004. This decrease was primarily attributable to:
•	a U.S.$345 million increase in our interest expense capitalized as part of the cost of construction and development of crude oil and natural gas production projects. A breakdown of financial income and expenses is shown in Note 14 to our consolidated financial statements for the year ended December 31, 2005;

•	a U.S.$130 million decrease of expenses related to hedge transactions; and

•	a U.S.$120 million decrease in expenses relating to repurchases of our own securities.
Monetary and exchange variation on monetary assets and liabilities, net
          Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$248 million for 2005, as compared to a gain of U.S.$450 million for 2004. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 11.8% year ended value appreciation of the Real against the U.S. dollar during 2005, as compared to the 8.1% appreciation of the Real against the U.S. dollar during 2004.
Employee benefit expense for non-active participants
          The employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 52.9% to U.S.$ 994 million for 2005, as compared to U.S.$650 million for 2004. This increase in costs was primarily attributable to an increase of U.S.$212 million in the annual actuarial calculation of our pension and health care plan liability and to the 16.8% average increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Other taxes
          Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 15.2% to U.S.$373 million for 2005, as compared to U.S.$440 million for 2004. This decrease was primarily attributable to the decrease of U.S.$149 million in the PASEP/COFINS taxes on financial income, due to a reduction to zero in the applicable rate as of August 2, 2004. This decrease was partially offset by the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.

Other expenses, net
          Other expenses, net are primarily composed of gains and losses recorded on sales of investments, institutional relations and cultural project expenses and certain other non-recurring charges. Other expenses, net increased 123.6% to U.S.$899 million for 2005, as compared to U.S.$402 million for 2004.
          The most significant charges for 2005 were:
•	a U.S.$397 million expense for institutional relations and cultural projects;

•	a U.S.$255 million loss related to the exchange of assets between us and Repsol that occurred in 2001. See Note 11(c) to our consolidated financial statements for the year ended December 31, 2005; and

•	a U.S.$139 million expense for legal liability and contingencies related to pending lawsuits.
          The most significant charges for 2004 were:
•	a U.S.$262 million expense for institutional relations and cultural projects;

•	an U.S.$87 million expense for legal liability and contingencies related to pending lawsuits. See Note 21 to our consolidated financial statements for the year ended December 31, 2005; and

•	a U.S.$46 million provision for tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS). See Note 21 to our consolidated financial statements for the year ended December 31, 2005.
Income tax (expense) benefit
          Income before income taxes, minority interest, extraordinary item and accounting changes increased 63.3% to U.S.$14,592 million for 2005, as compared to U.S.$8,935 million for 2004. The income tax expense increased 99.1% to U.S.$4,441 million for 2005, as compared to U.S.$2,231 million for 2004, primarily due to the increase in income, mentioned above. This increase was partially offset by the additional tax benefits related to interest on shareholders’ equity that amounted to U.S.$791million for 2005, as compared to U.S.$650 million for 2004.
          The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our consolidated financial statements for the year ended December 31, 2005.
Extraordinary gain, net of taxes
          We recorded an extraordinary gain, net of taxes, in the amount of U.S.$158 million due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to a contingent purchase price adjustment on the exchange of assets between us and Repsol that occurred in 2001. See Note 11(c) to our consolidated financial statements for the year ended December 31, 2005.
Results of Operations for the year ended December 31, 2004 (“2004”) compared to the year ended December 31, 2003 (“2003”).
          The comparison between our results of operations for 2004 and 2003 has been affected by the 4.8% decrease in the average Real/U.S. dollar exchange rate for 2004 as compared to the average Real/U.S. dollar exchange rate for 2003. For ease, we refer to this change in the average exchange rate as the “4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.”
          Certain amounts from prior years have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.

Revenues
          Net operating revenues increased 24.3% to U.S.$38,428 million for 2004, as compared to U.S.$30,914 million for 2003. This increase was primarily attributable to an increase in prices of our products, both in the domestic market and outside Brazil, an increase in sales volume in the domestic market, and the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.
          Consolidated sales of products and services increased 21.7% to U.S.$51,954 million for 2004, as compared to U.S.$42,690 million for 2003, primarily due to the increases mentioned immediately above.
          Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:
•	Value-added (ICMS) and other taxes on sales of products and services and social security contributions. These taxes increased 14.5% to U.S.$10,906 million for 2004, as compared to U.S.$9,527 million for 2003, primarily due to the increase in prices and sales volume of our products and services; and

•	CIDE, the per-transaction tax due to the Brazilian government, which increased 16.5% to U.S.$2,620 million for 2004, as compared to U.S.$2,249 million for 2003. This increase was primarily attributable to the increase in sales volume of our products and services and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.
Cost of sales
          Cost of sales for 2004 increased 37.0% to U.S.$21,279 million, as compared to U.S.$15,533 million for 2003. This increase was principally a result of:
•	a U.S.$2,037 million increase in the cost of imports due to higher prices and a greater volume of imports;

•	a U.S.$775 million increase in costs associated with a 6.6% increase in our domestic sales volumes;

•	a U.S.$644 million increase in costs of certain gas-fired power plants, whose financial statements we have been consolidating line by line since January 1, 2004, as a result of the adoption of FIN 46;

•	a U.S.$556 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

•	a U.S.$495 million increase in taxes and charges paid to the Brazilian government totaling U.S.$3,576 million for 2004, as compared to U.S.$3,081 million for 2003, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$1,883 million for 2004, as compared to U.S.$1,625 million for 2003, as a result of higher international oil prices;

•	a U.S.$354 million increase in costs associated with the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.
Depreciation, depletion and amortization
          We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 39.0% to U.S.$2,481 million for 2004, as compared to U.S.$1,785 million for 2003. This increase was primarily attributable to the following:
•	an increase of approximately U.S.$331 million resulting from higher depreciation principally associated with the Dourado, Roncador, Marlim Sul and Jubarte Fields as a result of increased property, plant and equipment (PP&E) expenditures;

•	an increase of approximately U.S.$156 million resulting from the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.
Exploration, including exploratory dry holes
          Exploration costs, including exploratory dry holes increased 19.7% to U.S.$613 million for 2004, as compared to U.S.$512 million for 2003. This increase was primarily attributable to the following:
•	an increase of U.S.$165 million in dry holes expenses, including U.S.$72 million associated with the write-off of signature bonuses in Angola;

•	an increase of U.S.$56 million in geological and geophysical expenses;

•	an increase of approximately U.S.$29 million resulting from the full consolidation of PEPSA and PELSA; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.
          These increases were partially offset by a decrease of U.S.$196 million due to a revision in the estimated expenses for dismantling oil and gas producing areas and future well abandonment.
Impairment of oil and gas properties
          For 2004, we recorded an impairment charge of U.S.$65 million, as compared to an impairment charge of U.S.$70 million for 2003. The impairment charge in 2004 related to capital expenditures for Brazilian fields in production, but with only marginal reserves. We also recorded an impairment charge of U.S.$13 million due to goodwill assessment. In 2003, the impairment charge was related to certain of our oil and gas producing properties in Brazil, Colombia and Angola. These charges were recorded based upon our annual assessment of these fields using prices consistent with those used in our overall Strategic Plan and discounted at a rate of 10%, a rate consistent with the rate used for internal project valuations.
Selling, general and administrative expenses
          Selling, general and administrative expenses increased 38.7 % to U.S.$2,901 million for 2004, as compared to U.S.$2,091 million for 2003.
          Selling expenses increased 51.4% to U.S.$1,544 million for 2004, as compared to U.S.$1,020 million for 2003. This increase was primarily attributable to the following:
•	an increase of U.S.$368 million in expenses mainly associated with the transportation costs of oil products. A portion of these expenses were previously classified as “cost of sales” in 2003;

•	an increase of approximately U.S.$33 million in selling expenses resulting from the full consolidation of PEPSA and PELSA;

•	an increase of approximately U.S.$33 million in selling expenses resulting from the charge for doubtful accounts; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.
          General and administrative expenses increased 26.7% to U.S.$1,357 million for 2004, as compared to U.S.$1,071 million for 2003. This increase was primarily attributable to the following:
•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003;

•	an increase of approximately U.S.$110 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities;

•	an increase of approximately U.S.$45 million resulting from the full consolidation of PEPSA and PELSA; and

•	an increase of approximately U.S.$72 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits.
Research and development expenses
          Research and development expenses increased 23.4% to U.S.$248 million for 2004, as compared to U.S.$201 million for 2003. This increase was primarily related to additional investments in programs for environmental safety, deepwater and refining technologies of approximately U.S.$36 million and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.
Other operating expenses
          Other operating expenses decreased 20.6% to an expense of U.S.$259 million for 2004, as compared to an expense of U.S.$326 million for 2003.
The charges for 2004 were:
•	a U.S.$110 million expense for idle capacity from gas-fired power plants;

•	a U.S.$85 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$64 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.
The charges for 2003 were:
•	a U.S.$173 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$97 million provision for expected losses on the sale of property, plant and equipment related to offshore production; and

•	a U.S.$56 million increase in losses associated with our ship or pay commitments related to the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies
          Equity in results of non-consolidated companies increased 22.0% to a gain of U.S.$172 million for 2004, as compared to a gain of U.S.$141 million for 2003, due primarily to a U.S.$21 million gain as a result of the consolidation of PEPSA and PELSA and their equity method investees for the full year in 2004, as opposed to approximately seven months in 2003.
Financial income
          We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.
          Financial income increased 50.8% to U.S.$956 million for 2004 as compared to U.S.$634 million for 2003. This increase was primarily attributable to fair value adjustments on gas hedge transactions, which was partially offset by a decrease in financial interest income from short-term investments due to higher investments in securities indexed to the U.S. dollar in 2004 when compared to 2003, resulting in lower income due to the effect of the 8.1% appreciation of the Real against the U.S. dollar during 2004, as compared to the 18.2% year ended value appreciation of the Real against the U.S. dollar during 2003. A breakdown of financial income and expenses is shown in Note 14 to our audited consolidated financial statements for the year ended December 31, 2004.
Financial expense
          Financial expense increased 39.0% to U.S.$1,733 million for 2004, as compared to U.S.$1,247 million for 2003. This increase was primarily attributable to an increase of approximately U.S.$233 million in financial expenses resulting from PEPSA’s hedge operations; as well as a loss of U.S.$137 million on repurchases of our own securities.
Monetary and exchange variation on monetary assets and liabilities, net
          Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$450 million for 2004, as compared to a gain of U.S.$509 million for 2003. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 8.1% appreciation of the Real against the U.S. dollar during 2004, as compared to the 18.2% year ended value appreciation of the Real against the U.S. dollar during 2003.
Employee benefit expense
          Employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 9.2% to U.S.$650 million for 2004, as compared to U.S.$595 million for 2003. This increase in costs was primarily attributable to an increase of U.S.$25 million from the annual actuarial calculation of our pension and health care plan liability and to the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.
Other taxes
          Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 32.1% to U.S.$440 million for 2004, as compared to U.S.$333 million for 2003. This increase was primarily attributable to the following:
•	an increase of U.S.$37 million in the CPMF, a tax payable in connection with certain financial transactions;

•	an increase of U.S.$22 million in taxes related to our international activities;

•	an increase of U.S.$18 million in the PASEP/COFINS taxes on financial income, due to an increase in the COFINS tax rate from 3.0% to 7.6% beginning February 1, 2004; and

•	the 4.8% increase in the value of the Real against the U.S. dollar in 2004, as compared to 2003.

Other expenses, net
          Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net decreased to an expense of U.S.$402 million for 2004, as compared to an expense of U.S.$732 million for 2003.
          The most significant charges for 2004 were:
•	a U.S.$262 million expense for institutional relations and cultural projects;

•	a U.S.$87 million expense for legal liability and contingencies related to pending lawsuits; and

•	a U.S.$46 million provision for tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS). See Item 8. “Financial Information – Legal Proceedings” and Note 21 to our audited consolidated financial statements for the year ended December 31, 2004.
The most significant charges for 2003 were:
•	a U.S.$198 million expense for institutional relations and cultural projects;

•	a U.S.$183 million loss related to our investments in certain gas-fired power plants resulting from our contractual obligations to cover losses when decreased demand for power and electricity resulted in lower prices;

•	a U.S.$130 million expense for legal liability and contingencies related to pending lawsuits. See Note 21 to our audited consolidated financial statements for the year ended December 31, 2004;

•	a U.S.$114 million expense for a lower of cost or market adjustment with respect to turbines we expected to use in connection with our gas-fired power projects, but which we did not use for such projects; and

•	a U.S.$55 million provision for tax assessments received from the INSS.
Income tax (expense) benefit
          Income before income taxes, minority interest and accounting changes increased 1.8% to U.S.$8,935 million for 2004, as compared to U.S.$8,773 million for 2003. The income tax expense decreased 16.2% to U.S.$2,231 million for 2004, as compared to an expense of U.S.$2,663 million for 2003, primarily due to the additional tax benefits related to interest on shareholders’ equity that amounted to U.S.$650 million for 2004, as compared to U.S.$364 million for 2003.
          The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our audited consolidated financial statements for the year ended December 31, 2004.
Cumulative effect of change in accounting principle
          As of January 1, 2003, we generated a gain of U.S.$697 million (net of U.S.$359 million of taxes) resulting from the adoption of SFAS No. 143 – Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing end of life asset retirement obligations under SFAS 143, as compared with the method required by SFAS 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies.
Business Segments
          Set forth below is selected financial data by segment for 2005, 2004 and 2003:

SELECTED FINANCIAL DATA BY SEGMENT

	For the Year Ended December 31,
	2005	2004	2003
	(In millions of U.S. dollars)
Exploration, Development and Production (Exploration and Production Segment)
Net revenues to third parties (1)(3)	$1,874	$2,487	$2,369
Intersegment net revenues	26,950	16,384	13,329

Total net operating revenues (3)	28,824	18,871	15,698
Depreciation, depletion and amortization	(1,571)	(1,322)	(955)
Net income	9,542	5,961	5,504
Capital expenditures	6,127	4,574	3,658
Property, plant and equipment, net	25,869	20,458	16,742
Refining, Transportation and Marketing (Supply Segment)
Net revenues to third parties (1)(2)(3)	$33,229	$20,981	$17,405
Intersegment net revenues	12,286	7,786	6,585

Total net operating revenues (2)(3)	45,515	28,767	23,990
Depreciation, depletion and amortization	(644)	(548)	(397)
Net income (2)	2,422	854	1,743
Capital expenditures	1,749	1,367	1,451
Property, plant and equipment, net	8,085	6,333	4,980
Distribution (Distribution Segment)
Net revenues to third parties (1)	$15,642	$10,328	$7,876
Intersegment net revenues	225	159	138

Total net operating revenues	15,867	10,487	8,014
Depreciation, depletion and amortization	(100)	(59)	(29)
Net income	318	200	138
Capital expenditures	207	47	106
Property, plant and equipment, net	1,236	1,011	442
Natural Gas and Power (Gas and Energy Segment)
Net revenues to third parties (1)	$1,932	$1,547	$1,234
Intersegment net revenues	1,232	474	245

Total net operating revenues	3,164	2,021	1,479
Depreciation, depletion and amortization	(105)	(100)	(87)
Net income (loss)	(473)	154	(196)
Capital expenditures	694	782	694
Property, plant and equipment, net	5,326	4,506	4,174
International (International Segment)
Net revenues to third parties (1) (2)	$3,647	$3,085	$2,030
Intersegment net revenues	881	519	129

Total net operating revenues (2)	4,528	3,604	2,159
Depreciation, depletion and amortization	(461)	(423)	(288)
Net income (2)	308	243	96
Capital expenditures	1,175	727	480
Property, plant and equipment, net	4,655	4,160	4,181

(1)	As a vertically integrated company, not all of our segments have significant third-party revenues. For example, our exploration and production segment accounts for a large part of our economic activity and capital expenditures, but has little third party revenues.

(2)	Net operating revenues and the cost of sales with respect to 2003 were reclassified from the International segment to the Supply segment in relation to certain offshore operations. There was no significant impact on the results reported for these segments.

(3)	In 2005, revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be either the Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were allocated entirely to the Exploration & Production segment. This classification generated no significant impact on the results reported for these segments and segment information has not been restated as it is impracticable to gather and collect data for prior periods as to point of sale.
Management’s Discussion and Analysis of PIFCo’s Financial Condition and Results of Operations
     You should read the following discussion of PIFCo’s financial condition and results of operations together with PIFCo’s attached audited consolidated financial statements and the accompanying notes beginning on page F-148. PIFCo’s audited consolidated financial statements and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. In addition, as our subsidiary, PIFCo also prepares financial statements in accordance with accounting practices adopted in Brazil.
Overview
     PIFCo is our wholly-owned subsidiary. Accordingly, PIFCo’s financial position and results of operations are significantly affected by our decisions, as its parent company. PIFCo’s ability to meet its outstanding debt obligations depends on a number of factors, including:
•	our financial condition and results of operations;

•	the extent to which we continue to use PIFCo’s services for market purchases of crude oil and oil products;

•	our willingness to continue to make loans to PIFCo and provide PIFCo with other types of financial support;

•	PIFCo’s ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	PIFCo’s ability to transfer its financing costs to us.
     PIFCo earns income from:
•	sales of crude oil and oil products to us;

•	limited sales of crude oil and oil products to affiliates and third parties; and

•	financial income derived from financing of sales to us, inter-company loans to us and investments in marketable securities and other financial instruments.
     PIFCo’s operating expenses include:
•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	selling, general and administrative expenses; and

•	financial expense, mainly from interest on its lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from us.
Purchases and Sales of Crude Oil and Oil Products
     PIFCo typically purchases crude oil and oil products in transactions with payment terms of approximately 30 days. We typically pay for shipments of crude oil and oil products that PIFCo sells over a period of up to 330 days, which allows us sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for such shipments. Before February 2005, PIFCo sold crude oil and oil products to us under terms that allowed for payment up to 270 days from the date of the bill of lading. During this period, PIFCo typically finances the purchase of crude oil and oil products through either funds previously provided by us or third-party trade finance arrangements. The difference between the amount PIFCo pays for crude oil and oil products and the amount we pay for that same crude oil and oil products is deferred and recognized as part of PIFCo’s financial income on a straight-line basis over the period in which our payments to PIFCo come due.
Results of Operations
Results of operations for the year ended December 31, 2005 compared to the year ended December 31, 2004.
Net Loss
     PIFCo had a net loss of U.S.$27.8 million in 2005, as compared to a net loss of U.S.$59.1 million in 2004.
Sales of Crude Oil and Oil Products and Services
     PIFCo’s sales of crude oil and oil products and services increased 38.7% from U.S.$12,355.6 million in 2004 to U.S.$17,136.1 million in 2005. This increase was primarily due to (1) a 42% increase in the average price of Brent crude oil, from U.S.$38.21 per barrel during 2004 to U.S.$ 54.38 per barrel in 2005, (2) a 73.1% increase in the volume of export sales of crude oil to related party PETROBRAS AMERICA INC — PAI mainly due to the increase of our national production of crude oil and (3) a 22.0% increase in the volume of offshore sales of crude oil and oil products purchased from third parties and affiliates and sold to third parties and affiliates.
Cost of Sales
     Cost of sales increased 38.8% from U.S.$12,236.0 million in 2004 to U.S.$16,983.3 million in 2005. This increase was primarily due to the increase in the average price of Brent crude oil and the increase in export and offshore sales, described above.
Selling, General and Administrative Expenses
     PIFCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 66.0% from U.S.$99.8 million in 2004 to U.S.$165.7 million in 2005, of which U.S.$159.6 million consisted of shipping expenses and, which increased, due to (1) the increased volume of offshore sales, (2) an average increase in freight costs in the period resulting from changes in international market trends and shipping routes and (3) U.S.$31.3 million refered to adjusted freight costs in offshore sales.
Financial Income
     PIFCo’s financial income consists of the financing of sales to us and inter-company loans to us, investments in marketable securities and other financial instruments. PIFCo’s financial income increased 45.0% from U.S.$678.8 million in 2004 to U.S.$984.0 million in 2005, primarily due to (1) an increase in interest income from short and long-term investments as a result of an increase in the average of balance of the investments during 2005 compared to 2004 and higher interest rates; (2) an increase in the amount of sales to us made during 2004 compared to 2003, as well as the amount of sales during 2005, resulting in additional financial income due to the financing terms granted to us and recognized as interest on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”); and (3) extended financing terms beyond the established payment period for sales to us.
Financial Expense
     PIFCo’s financial expense consists of interest paid and accrued on its outstanding indebtedness and other fees associated with its issuance of debt. PIFCo’s financial expense increased 31.2% from U.S.$761.2 million in 2004 to U.S.$998.9 million in 2005, primarily due to an increase in inter-company loans from us and due to interest expenses associated with PIFCo’s issuance of U.S.$600.0 million Global Notes in September 2004.
Results of operations for the year ended December 31, 2004 (“2004”) compared to the year ended December 31, 2003 (“2003”).

Net Loss
     PIFCo had a net loss of U.S.$59.1 million in 2004, as compared to a net loss of U.S.$3.0 million in 2003.
Sales of Crude Oil and Oil Products and Services
     PIFCo’s sales of crude oil and oil products and services increased 77.1% from U.S.$6,975.5 million in 2003 to U.S.$12,355.6 million in 2004. This increase was primarily due to (1) a 27.1 % increase in the volume of sales of crude oil and oil products to us, (2) an increase in exports of crude oil and oil products, principally to PETROBRAS AMERICA INC. – PAI (“PAI”), as a result of PIFCo’s new role as an intermediary for our exports that PIFCo assumed from another affiliate of ours beginning January 1, 2004, which increased sales volumes of crude oil and oil products by approximately 16.2% in 2004, (3) a 32.5% increase in the average price of Brent crude oil from U.S.$28.84 per barrel during 2003 to U.S.$38.21 per barrel during 2004 and (4) an increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates.
Cost of Sales
     Cost of sales increased 76.8% from U.S.$6,920.2 million in 2003 to U.S.$12,236.0 million in 2004. This increase was primarily due to a 27.1% increase in the volume of sales of crude oil and oil products to us, additional sales linked to PIFCo’s new export activities, principally to PAI, a 32.5% increase in the average price of Brent crude oil from U.S.$28.84 per barrel during 2003 to U.S.$38.21 per barrel during 2004, as well as an increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates.
Selling, General and Administrative Expenses
     PIFCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased from U.S.$18.6 million in 2003 to U.S.$99.8 million in 2004, of which U.S.$96.8 million consisted of shipping expenses. In July 2003, our management decided to assign the responsibility for payment of shipping expenses previously paid by us, to PIFCo. PIFCo’s expects shipping costs to figure permanently as part of its selling, general and administrative expenses.
Financial Income
     PIFCo’s financial income consists of the financing of sales to us, inter-company loans to us and investments in marketplace securities and other financial instruments. PIFCo’s financial income increased 53.3% from U.S.$442.9 million in 2003 to U.S.$678.8 million in 2004, primarily due to an increase in the amount of sales to us, an increase in the interest component of the formula by which we reimburse PIFCo for its financing costs and for receipt of payments beyond the time periods previously agreed with us, and an increase in interest income from short-term investments.
Financial Expense
     PIFCo’s financial expense consists of interest paid and accrued on its outstanding indebtedness and other fees associated with its issuance of debt. PIFCo’s financial expense increased 57.7% from U.S.$482.7 million in 2003 to U.S.$761.2 million in 2004, primarily due to a register of an expense in the amount of U.S.$64.2 million related to the difference between the face value and the market value of the repurchase of some of its outstanding securities.
Liquidity and Capital Resources
Petrobras
Overview
     Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements. In 2006, our major cash needs include planned capital expenditures of U.S.$ 15,416 million, announced dividends of U.S.$3,068 million and payments of U.S.$4,080 million on our long-term debt, leasing and project financing obligations.
Financing Strategy
     The objective of our financing strategy is to help us achieve the targets set forth in our Strategic Plan released on August 19, 2005, which provides for capital expenditures of U.S.$ 56.4 billion through 2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financings, bank financing, securitizations and issuances of debt.
Government Regulation
     The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.
     In accordance with Senate Resolution Nº 96/89 the level of our borrowings is subject to an annual maximum amount, exclusive of certain permitted commercial obligations, based on shareholders’ equity, debt service expense and other factors as of the prior year and subject to certain ongoing quarterly adjustments. For 2005, the maximum level of debt that Petrobras could incur was set at U.S.$891.6 million. The maximum level was set at U.S.$958 million for 2004 and U.S.$932 million for 2003.
     All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.
Sources of Funds
Cash Flow
     At December 31, 2005, we had cash and cash equivalents of U.S.$ 9,871 million as compared to U.S.$6,856 million at December 31, 2004.
     Operating activities provided net cash flows of U.S.$15,115 million in 2005, as compared to U.S.$8,155 million in 2004. Major effects to cash generated by operating activities were net operating revenues that increased U.S.$17,896 million, primarily due to an increase in sales volume in the domestic market, an increase in prices in both the domestic market and outside Brazil and an increase of exports of oil and oil products. The increase was mitigated by decreases in costs and expenses related to the purchase of crude.
     Net cash used in investing activities increased to U.S.$10,207 million in 2005, as compared to U.S.$7,743 million in 2004. This increase was due primarily to our investments in capital expenditures associated with our operating activities, which used U.S.$10,365 million of cash including U.S.$6,127 million in relation to our exploration and production projects, principally in the Campos Basin.
     Financing activities used net cash of U.S.$2,625 million in 2005, as compared to providing net cash in the amount of U.S.$2,204 million in 2004. Levels of financing activities for year ended December 31, 2005 and 2004 remained significantly unchanged. Dividends paid in the year ended December 31, 2005 were U.S.$2,110 million, as compared to U.S.$1,809 million for the year ended 2004.
Short-Term Debt
     Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At December 31,

2005, our short-term debt (excluding current portions of long-term obligations) increased to U.S.$ 950 million as compared to U.S.$547 million at December 31, 2004. This increased use of short-term credit facilities was due to advantageous market conditions in Argentina.
Long-Term Debt
     Our total outstanding consolidated long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, and financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$12,931 million at December 31, 2005, as compared to U.S.$13,344 million at December 31, 2004. This decrease was a result of our decision to pay down some of our long-term obligations.
     Included in these figures at December 31, 2005 are the following international debt issues:

Notes	Principal Amount
10.00% Notes due 2006	U.S.$	250 million
6.625% Step Down Notes due 2007(1)	EUR	134 million
PIFCo’s 9.125% Notes due 2007(2)	U.S.$	500 million
PIFCo’s 9.875% Notes due 2008(2)	U.S.$	450 million
PIFCo’s 6.75% Senior Trust Certificates due 2010(3)	U.S.$	95 million
PIFCo’s Floating Rate Senior Trust Certificates due 2010(3)	U.S.$	55 million
PIFCo’s 9.750% Notes due 2011(2)	U.S.$	600 million
PIFCo’s 6.60% Senior Trust Certificates due 2011(3)	U.S.$	300 million
PIFCo’s Floating Rate Senior Trust Certificates due 2013(3)	U.S.$	300 million
PIFCo’s 4.750% Senior Exchangeable Notes due 2007(4)	U.S.$	338 million
PIFCo’s Global Step-up Notes due 2008(5)	U.S.$	400 million
PIFCo’s 9.125% Global Notes due 2013(6)	U.S.$	750 million
PIFCo’s 8.375% Global Notes due 2018(6)	U.S.$	750 million
PIFCo’s 3.748% Senior Trust Certificates due 2013(3)	U.S.$	200 million
PIFCo’s 6.436% Senior Trust Certificates due 2015(3)	U.S.$	550 million
9.375% Notes due 2013(7)	U.S.$	100 million
PIFCo’s 7.75% Global Notes due 2014(2)	U.S.$	600 million

(1)	Euro; U.S.$1.1825 = EUR 1.00 at December 31, 2005.

(2)	Issued by PIFCo, with support from us through a standby purchase agreement and with insurance against 18 months of inconvertibility and transfer risk for interest payments.

(3)	Issued by PIFCo in connection with a financing program supported by future sales of bunker fuel and fuel oil.

(4)	Issued by PIFCo on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A.

(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00 % per year until April 1, 2006 and at rate of 12.375% per year thereafter, with interest payable semi-annually. Issued by PIFCo, with support from us through a standby purchase agreement.

(6)	Issued by PIFCo for general corporate purposes, with support from us through a standby purchase agreement.

(7)	Issued by PEPSA on October 31, 2003 to cancel existing liabilities.

Project Finance
     Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, and more recently, for the development of natural gas processing and transportation systems. All of these projects, and their related debt obligations, were on-balance sheet and accounted for under the line item “Project Financings” until December 31, 2002. Since December 31, 2003, the special purpose companies related to these project financings are consolidated in accordance with FIN 46 on a line-by-line basis. Under the contractual arrangements, we are responsible for completing the development of the projects, their operation, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself. Outstanding project financings, plus the current portion of our project financings, totaled U.S.$6,042 million at December 31, 2005, as compared to U.S.$5,712 million at December 31, 2004.
     During 2005, we made capital expenditures of U.S.$6,127 million (59.1% of our total capital expenditures) in connection with exploration and development projects in Brazil, mainly in the Campos Basin, a number of which are being financed through project financings.
     Of the U.S.$1,799 million projected amount of expenditures for project financings in 2006, we expect that approximately U.S.$851 million will be used by our exploration and production segment and U.S.$948 million by our gas and energy segment. The amount of gas and energy segment will be applied directly by SPC’s created for this finality.
     At December 31, 2005, the long-term portion of project financings becomes due in the following years:

U.S.$ million
2007	1,081
2008	743
2009	674
2010	500
2011	86
2012 and thereafter	545

Total	3,629

PIFCo
Overview
     PIFCo finances its oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from us and the issuance of notes in the international capital markets. PIFCo’s strong cash position at hand and its ability to access international capital markets will continue to allow it to meet its anticipated cash needs and financial obligations.
     As an offshore non-Brazilian company, PIFCo is not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of our Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.
Sources of Funds
PIFCo’s Cash Flow
     At December 31, 2005, PIFCo had cash and cash equivalents of U.S.$230.7 million, as compared to U.S.$1,107.3 million at December 31, 2004. This decrease in cash was primarily a result of an increase in notes receivable issued to related parties, mainly to PIFCo’s affiliate PNBV and its subsidiaries for the construction of platforms. PIFCo’s operating activities used net cash of U.S.$5.9 million in 2005, as compared to using net cash of U.S.$2,322.0 million in 2004, primarily as a result of a decrease in trade accounts receivable from related parties of U.S.$1,831 million. Such decrease was partially offset by an increase in export prepayments to related parties of U.S.$405 million and an increase in outstanding trade accounts payable for purchases from related parties of U.S.$98 million. PIFCo’s investing activities used net cash of U.S.$2,271.0 million in 2005, as compared to using net cash of U.S.$1,406.2 million in 2004, primarily as a result of an increase in notes receivable issued to related parties. PIFCo’s financing activities provided net cash of U.S.$1,400.3 million in 2005, as compared to providing net cash of U.S.$4,171.3 million in 2004, primarily as a result of a decrease in proceeds of loans from related parties.
Accounts Receivable
     Accounts receivable from related parties increased 11.5% from U.S.$7,788.1 million at December 31, 2004 to U.S.$8,681.1 million at December 31, 2005, primarily as a result of a 38.1% increase in sales of oil and oil products to us, partially offset by an increase in our payments during the last quarter of 2005.
Notes Receivable and Other Current Assets
     On December 28, 2005, in order to lend support to us in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd., a special purpose company holding 49% of the equity shares of Termobahia (consolidated by us). Under the agreements, PIFCo paid to Blade U.S.$1.5 million, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or one of our subsidiaries. Additionally, PIFCo paid to Blade U.S.$38.2 million, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiration date of 2023, and the right to the loans receivable for PIFCo or one of our subsidiaries. We have the intention of finding a strategic partner within one year’s time frame to purchase the Termobahia equity interest and related loan.
PIFCo’s Short-Term Borrowings
     PIFCo’s short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. PIFCo’s outstanding position at December 31, 2005 in irrevocable letters of credit was U.S.$369.5 million, as compared to U.S.$514.4 million at December 31, 2004. Considering only the issuance of irrevocable letters of credit supporting oil imports, PIFCo’s outstanding position at December 31, 2005 was U.S.$300.6 million, as compared to U.S.$441.6 million at December 31, 2004. At December 31, 2005, PIFCo had accessed U.S.$493.6 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$535.8 million accessed at December 31, 2004. The weighted average annual interest rate on these short-term borrowings was 5.0% at December 31, 2005, as compared to 4.3% at December 31, 2004. At December 31, 2005, PIFCo had utilized all the proceeds from lines of credit for the purchase of imports.
     The short-term portion of PIFCo’s notes payable to related parties, which are principally composed of notes payable to us, increased 50.8% from U.S.$2,881.5 million at December 31, 2004 to U.S.$4,346.1 million at December 31, 2005, primarily as a result of PIFCo’s short-term financing needs.
     PIFCo’s Long-Term Borrowings
     PIFCo’s long-term loans from us increased from U.S.$3,553.5 million at December 31, 2004 to U.S.$3,734.1 million at December 31, 2005, with interest rates ranging from 4.9% to 5.8% and due 2010.
     At December 31, 2005, PIFCo had outstanding U.S.$1,194.7 million in long-term lines of credit due between 2007 and 2017, as compared to U.S.$631.8 million at December 31, 2004. PIFCo also had outstanding at December 31, 2005:
•	U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011.

•	U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with our purchase of Perez Companc S.A. (currently known as Petrobras Energia

Participaciones — PEPSA). In exchange, it received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, PIFCo also provided PIB BV with a loan for U.S.$724.5 million, with an interest rate of 4.79%.

•	U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. On April 1, 2006, the noteholders will have the right to exercise a put option and require us to repurchase the notes, in whole or in part, at par value. PIFCo used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. It has subsequently repurchased U.S.$210.9 million of these Notes.

•	U.S.$2,115.3 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, PIFCo issued an additional U.S.$250 million in Global Notes, which form a single fungible series with PIFCo’s U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, PIFCo issued an additional U.S.$750 million of Global Notes due December 2018. The notes bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, PIFCo issued an additional U.S.$600 million of Global Notes due 2014. The notes bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

•	U.S.$679.4 million (U.S.$410.6 million current portion) in connection with our exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, PIFCo’s subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in PIFCo’s consolidated financial statements, and thus U.S.$300 million has been reduced from the “current portion of long term debt” and from the “long-term debt” liability caption with respect to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”
     On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, we prepaid to PFL an amount of U.S.$330.3 million related to the export prepayment program. On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of US$333.9 million.
     An investment fund, operated exclusively for PIFCo, holds certain of our own and PIFCo’s group securities, among its other investments. These repurchased securities are considered to be extinguished and thus reduce PIFCo’s short and long-term financing balance by U.S.$210.9 million at December 31, 2005. In 2005, a loss on debt extinguishment expense was registered in the amount of U.S.$11.7 million representing the difference between the book value and the market value of the repurchased securities.
     At December 31, 2005, PIFCo had available standby committed facilities in the amount of U.S.$675.0 million, which are not specific as to use requirements. PIFCo has no drawn down amounts related to these facilities and do not have a scheduled date for the drawdown.

The following table shows the sources of PIFCo’s current and long-term debt at December 31, 2005 and 2004:
CURRENT AND LONG-TERM DEBT

	December 31, 2005		December 31, 2004
	(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$493.6	U.S.$1,194.7	U.S.$535.8	U.S.$631.8
Senior notes	53.5	1,550.0	53.5	1,550.0
Global Step-up Notes	9.0	400.0	9.0	400.0
Global Notes	26.3	2,115.3	26.3	2,124.2
Sale of rights to future receivables	567.4	679.4	153.7	1,561.9
Senior exchangeable notes	3.7	329.9	3.8	329.9
Assets related to export prepayment to be offset against sales of rights to future receivables	(150.0)	(150.0)		(300.0)
Repurchased securities	(4.7)	(210.9)	(3.2)	(146.0)

	U.S.$998.8	U.S.$5,908.4	U.S.$778.9	U.S.$6,151.8

Extinguished securities
     At December 31, 2005 and 2004, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$2,078 million and U.S.$ 2,013 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt.
Off Balance Sheet Arrangements
     As noted above, all of our project financings are on-balance sheet. At December 31, 2005, neither we nor PIFCo had off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our or PIFCo’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Uses of Funds
Capital expenditures
     In 2005, we continued to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners. We invested a total of U.S.$10,365 million in 2005, a 34.3% increase from our investments in 2004. Our increased capital expenditures in 2005 were primarily directed towards increasing our production capabilities in the Campos Basin, upgrading our refineries and expanding our pipeline transportation and distribution system. We spent U.S.$6,127 million (59.1%) in 2005 in our domestic exploration and development projects mainly in the Campos Basin, which includes investments financed through our project financings. PIFCo primarily utilizes funds to finance its oil trading activities.
     The following table sets forth our consolidated capital expenditures (including project financings and investment in gas-fired power plants) for each of our business segments for 2005, 2004 and 2003:

CONSOLIDATED CAPITAL EXPENDITURES

	For the Year Ended
	December 31,

	2005	2004	2003

	(in millions of U.S. dollars)
Exploration and Production	$6,127	$4,574	$3,658
Supply	1,749	1,367	1,451
Distribution	207	47	106
Gas and Energy	694	782	694
International
Exploration and Production	1,067	666	428
Supply	79	43	18
Distribution	16	12	33
Gas and Energy	13	6	1
Corporate	413	221	162

Total	$10,365	$7,718	$6,551

     On August 19, 2005, we announced our Strategic Plan, which contemplates total budgeted capital expenditures of U.S.$56.4 billion from 2006 to 2010, approximately U.S.$49.3 billion of which will be directed towards our activities in Brazil, while U.S.$7.1 billion will be directed to our activities abroad. We expect that the majority of our capital expenditures from 2006 to 2010, approximately U.S.$34.1 billion, will be directed towards exploration and production, of which U.S.$28 billion is slated for our activities in Brazil.
     Our Strategic Plan through 2010 contemplates greater domestic expenditures in our construction activities and other projects. We estimate that of the U.S.$49.3 billion in domestic capital expenditures through 2010, at least U.S.$32.0 billion (65%) will be utilized to pay for equipment and services provided by Brazilian contractors, suppliers and other service providers.
     Our capital expenditures budget for the year 2006, including our project financings, is U.S.$ 15.4 billion, allocated among each of our business segments as follows: (i) Exploration and Production: U.S.$7.5 billion; (ii) Downstream: U.S.$2.0 billion; (iii) International: U.S.$2.4 billion; (iv) Gas and Energy: U.S.$2.7 billion; (v) Distribution: U.S.$0.3 billion; and (vi) Corporate: U.S.$0.5 billion.
     We plan to meet our budgeted capital expenditures primarily through internally generated cash and issuances in the international capital markets. Our actual capital expenditures may vary substantially from the projected numbers set forth above as a result of market conditions and the cost and availability of the necessary funds.
Dividends
     In 2005 we paid dividends of approximately U.S.$2,110million (U.S.$0.48 per share). Approximately 87% of such amount was paid in the form of interest on capital.
     At the Ordinary General Meeting held on April 3, 2006, our shareholders approved dividends in the amount of U.S.$2,998 million (U.S.$0.68 per share). This dividend includes interest on capital approved by the Board of Directors on June 17, 2005, in the amount of U.S.$933 million (U.S.$0.21 per share), which was made available to shareholders on January 5, 2006, based on the shareholding position of June 30, 2005. The dividend also includes interest on capital approved by the Board of Directors on December 16, 2005, which was made available on March 22, 2006 based on the shareholding position of December 31, 2005, in the amount of U.S.$939 million (U.S.$0.21 per share), and an additional parcel, approved by the Board of Directors on February 17, 2006, in the amount of U.S.$468 million (U.S.$0.11 per share), based on the shareholding position of April 03, 2006. All such payments are made in reais and are monetarily restated as of December 31, 2005 up to the date of actual payment according to the variation of the SELIC rate. All per share values and dividends have been restated for the 4 to 1 stock split effective September 1, 2005. See Note 19 to our audited consolidated financial statements for the year ended December 31, 2005.

Contractual obligations
     Petrobras
     The following table summarizes our outstanding contractual obligations at December 31, 2005:
OUTSTANDING CONTRACTUAL OBLIGATIONS

	Payments due by period
	(in millions of U.S. dollars)
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
Contractual Obligations:
Balance Sheet Items:
Long-Term Debt Obligations	13,881	2,378	3,556	2,253	5,694
Pension Fund Obligations(1)	14,422	722	1,638	1,956	10,106
Project Finance Obligations	6,042	2,413	1,824	1,174	631
Capital (Finance) Lease Obligations	1,254	239	443	399	173

Total Balance Sheet Items	35,599	5,752	7,461	5,782	16,604
Other Long-Term Contractual Obligations:
Natural Gas Ship-or-Pay Commitments	6,933	488	983	991	4,471
Contract Service Obligations	7,343	3,124	3,264	640	315
Natural Gas Supply Agreements	7,275	769	1,260	966	4,280
Operating Lease Obligations	5,917	1,712	2,688	1,162	355
Purchase Obligations	1,546	765	715	66	—
International Purchase Obligations	2,999	421	616	554	1,408

Total Other Long-Term Contractual Obligations	32,013	7,279	9,526	4,379	10,829

Total	67,612	13,031	16,987	10,161	27,433

(1)	There are pension plan assets in the amount of U.S.$9,413 million that guarantee the pension plan obligations. These assets are presented as a reduction to the net actuarial liabilities. See Note 18 to our audited consolidated financial statements for the year ended December 31, 2005.
     PIFCo
     The following table summarizes PIFCo’s outstanding contractual obligations at December 31, 2005, excluding deferred income tax and trade accounts payable.
OUTSTANDING CONTRACTUAL OBLIGATIONS

	Payments due by period
	(in millions of U.S. dollars)
		less than	1-3	3-5	more than
	Total	1 year	years	years	5 years
Contractual Obligations
Long-term debt	6,460.0	551.6	2,094.8	535.5	3,278.1
Notes Payable — Long term	3,734.1			3,734.1
Purchase obligations — Long term	3,041.1	473.4	946.7	893.5	727.5

Total	13,235.2	1,025.0	3,041.5	5,163.1	4,005.6
Risk Management Activities
     We and PIFCo are exposed to a number of market risks arising in the normal course of business. We and PIFCo may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Item 11. “Qualitative and Quantitative Disclosures About Market Risk.”

Critical Accounting Policies and Estimates
     The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain. In each case, if we had made other estimates, or if changes in the estimates occur from period to period, our financial condition and results of operations could be materially affected.
     The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.
Oil and Gas Reserves
     Evaluations of oil and gas reserves are important for the effective management of upstream assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserve quantities are also used as the basis for calculation of unit-of-production rates for depreciation and evaluation for impairment. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not and possible reserves are less likely to be recovered.
     The estimation of proved reserves is an ongoing process that takes into account engineering and geological information such as well logs, pressure data and fluid sample core data. Proved reserves can also be divided in two categories: developed and undeveloped. Developed proved reserves are expected to be recovered from existing wells including line pack, or when the costs necessary to put them in production are relatively low. For undeveloped proved reserves, significant investments are necessary, including drilling new wells and installing production or transportation facilities.
     We use the “successful efforts” method to account for our exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are evaluated annually to ensure that commercial quantities of reserves have been found or that additional exploration work is under way or planned in a timeframe reasonable for the Petrobras development cycle and with consideration to ANP timing requirements. Exploratory well costs not meeting either of these criteria are charged to expense. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method because it provides a more timely accounting of the success or failure of our exploration and production activities.
Impact of Oil and Gas Reserves on Depreciation and Depletion
     The calculation of unit-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of upstream assets. It is the ratio of (1) actual volumes produced to (2) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (3) asset cost. Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs. The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability. This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production. We revised our proved reserves in the last three years, increasing our proved reserves by 258.4 million barrels of oil equivalent in 2005, decreasing our proved reserves by 431.3 million barrels of oil equivalent in 2004 and decreasing our proved reserves by 665.5 million barrels of oil equivalent in 2003. While the revisions we have made in the past are an indicator of variability, they have had a small impact on the unit-of-production rates because they have been small compared to our total reserve base.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment
     At December 31, 2005, our property, plant, and equipment, net of accumulated depletion, amounted to U.S.$46 billion. A substantial part of this amount consisted of oil and gas producing properties. These properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; the percentage of probables that we include in cash flows does not exceed our past success ratios in developing probable reserves.
     We perform asset valuation analyses on an ongoing basis as a part of our management program. These analyses monitor the performance of assets against corporate objectives. They also assist us in reviewing whether the carrying amounts of any of our assets may not be recoverable. In addition to estimating oil and gas reserve volumes in conducting these analyses, it is also necessary to estimate future oil and gas prices.
     In general, we do not view temporarily low oil prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, any impairment tests that we perform make use of our long-term price assumptions for the crude oil and natural gas markets. These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, conservative estimates given market indicators and past experience. Significantly lower future oil and gas prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends. Additionally, significant changes in production curve expectation, discount and/or required production and lifting costs, could affect impairment analysis. While such uncertainties are inherent to this estimation process, the amount of impairment charges in past years has been small relative to the total value of oil and gas producing properties: U.S.$156 million in 2005, U.S.$65 million in 2004 and U.S.$70 million in 2003.
Pension and Other Post-Retirement Benefits
     The determination of the expense and liability relating to our pension and other post-retirement benefits involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.
     According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on present value for settling the pension obligation. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues to the extent that the ability for a company to settle a pension obligation at a future point in time may not exist because long-term financial instruments of suitable grade may not exist locally as they do in the United States.
     Although the Brazilian market has been demonstrating signs of stabilization as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable. Although SFAS 87 offers limited guidance, we consider it appropriate to use actuarial assumptions, which include an estimate of long-term inflation (i.e., nominal rates).
     On December 31, 2004, we adopted a new actuarial methodology for calculation of Accumulated Benefit Obligation (ABO), by excluding the effects of long-term inflation. In the past, we had applied in the calculation of our ABO, an approach permitted under EITF 88-1. At December 31, 2004, we elected a change in methodology to a going concern calculation of the ABO, a more preferable application of principle per EITF 88-1. The change in accounting principle application impacted only the liability balance and amount not recognized in the shareholders equity having no effect in our income statement for 2004. This methodology change will affect the results for the years subsequents to 2004 by the increase of expenses related to the amortization of unrecognized actuarial losses. In 2005 this methodology change increased pension plan expenses in the amount of U.S.$100 million.

     In addition, in 2004, our Executive Board approved a change to the mortality table relating to actuarial assumptions of our pension and healthcare plans in Brazil. This new mortality table reflects changes with respect to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables. The main purpose of the change was to strengthen our benefit plans in light of a more accurate evaluation of the greater life expectancy of the plan beneficiaries.
     The progressive increase in longevity has direct impact on the plan’s estimated and provisioned volume of commitments and obligations and in our liabilities under the line “employees’ post-retirement benefit obligation” and our shareholders’ equity under the line “amounts not recognized as net periodic pension cost,” net of tax. The restated estimates have no impact in the results for the fiscal year ended December 31, 2004.
     The change of the mortality table has been affecting the results for the years subsequent to 2004 due to an increase of expenses related to the interest costs and amortization of unrecognized actuarial losses. In 2005 these expenses increased by U.S.$212 million.
Amounts not recognized as net periodic pension cost are values calculated as the difference between the forecasted restatement of the net value of the obligations according to the actuarial assumptions and the variations effectively occurring over time. These amounts are to be amortized and posted to the results of subsequent fiscal years over the average life expectancy of the pension plan’s members.
Litigation, Tax Assessments and Other Contingencies
     Claims for substantial amounts have been made against us arising in the normal course of business. We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets. In accordance with the guidance provided by U.S. GAAP, we provisioned for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. At December 31, 2005, we had provisioned U.S.$235 million for litigation contingencies. Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances. We believe that payments required to comply with these laws and regulations will not vary significantly from our estimated costs, and thus will not have a material adverse effect on our operations or cash flows. In past periods, the difference between the actual payout and the amount of the provision liability, with respect to contingency estimation, has been insignificant, with no material income statement impact in the period of the payout. In the last five years, our annual cash payouts for contingencies relating to claims against Petrobras, the parent company, reached an average of U.S.$58 million per year.
Asset Retirement Obligations and Environmental Remediation
     Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites. Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide. We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets. We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation. The aggregate amount of estimated costs on a discounted basis for asset retirement and environmental remediation provision at December 31, 2005 was U.S.$842 million. Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulation have vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty. However, given the significant amount of time to the ultimate retirement date, any modifications in technological specifications, legal requirement, or other matters, would not have a materially adverse effect on any one reporting period.
     In 2005, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, which led the correlated fields to have longer economic lives. This review resulted in a decrease in the related provision of U.S.$21 million with a gain recognized in net income, and recorded in the line titled exploratory costs for oil and gas exploration. See note 2(i) to our audited consolidated financial statements. See note 2(i) to our audited consolidated financial statements, as of December 31, 2005.
Derivative transactions
     SFAS 133 requires that we recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Accounting for derivative transactions requires us to employ judgment to arrive at assumptions to compute fair market values, which are used as the basis for recognition of the derivative instruments in the financial statements. Such measurement may depend on the use of estimates such as estimated future prices, long term interest rates and inflation indexes, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market.
     In the course of our business we have entered into contracts that meet the definition of derivatives under SFAS 133, certain of which have not qualified to receive hedge accounting. For the majority of these contracts, the estimates involved in the calculations for the fair value of such derivative instruments have not been considered likely to have a material impact in our financial position had we used different estimates, due to the majority of our derivative instruments being traditional over the counter instruments with short term maturities.
Impact of New Accounting Standards
FSP SFAS 19-1
     The Financial Accounting Standards Board (FASB) adopted FASB Staff Position (“FSP SFAS 19-1”) on April 4, 2005, which amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves that justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the viability of the project. The guidance in FSP SFAS 19-1 was applied prospectively starting in the third quarter of 2005. We experienced no material effect on our financial position or results from operations from the adoption of FSP SFAS 19-1. (See note 27 to our audited consolidated financial statements, as of December 31, 2005).
SFAS 151
     In November of 2004, FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB Nº 43, Chapter 4”, “Inventory Pricing”, (“SFAS 151”). SFAS 151 became effective for us on January 1, 2006. The standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting procedures for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We do not expect the adoption of this standard to have a material impact on our financial statements.
SFAS 153
     In December of 2004, FASB issued FASB Statement No. 153, “Exchanges of Non-monetary Assets — An Amendment of APB Opinion No. 29”, (“SFAS 153”). SFAS 153 became effective for us for asset-exchange transactions beginning on July 1, 2005. Under APB No. 29, assets received in certain types of non-monetary exchanges were permitted to be recorded at the carrying value of the assets that were exchanged (i.e., recorded on a carryover basis). As amended by SFAS 153, assets received in some circumstances must be recorded instead at their fair values. In the past, we did not engage in a large number of non-monetary asset exchanges for significant amounts, and thus the amendment did not have a material impact upon adoption.
SFAS 154
     Issued in December 2004, SFAS No. 154, “Accounting Charges and Error corrections” requires retrospective application of changes in accounting principles to financial statements from prior periods, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
SFAS No. 155
Issued in February 2006, SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, allows certain financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to split off the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect that the adoption of SFAS 155 will have a material effect on our financial position or results from operations.
SFAS 123R
     In December 2004, the FASB issued a revised Statement of Financial Accounting Standards SFAS No. 123R that requires that compensation costs relating to share-based payments be recognized in our financial statements. Petrobras Energia S.A.-PEPSA, a member of PETROBRAS’ System, currently accounts for those payments under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. When adopted, SFAS No. 123R is expected to have a minimal impact on our results of operations, financial position and liquidity.
FIN 47
     FASB issued FASB Interpretation No 47, “Accounting for Conditional Asset Retirement Obligations,” in March of 2005, effective December 31, 2005. FIN 47 clarifies the term “conditional asset retirement obligation” as used SFAS143 in order to avoid diversity in accounting practice with respect to the effect of uncertainties about the timing and/or method of settlement that are conditional on a future event, when recognizing the fair value of a liability for an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material effect on our financial position or results from operations as of December 31, 2005.
FSP FAS 115-1 and FAS 124-1
     FSP FAS 115-1 and FAS 124-1, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments”, was issued in November 2005. FSP FAS 115-1 replaces the impairment evaluation guidance of EITF issue No. 03-1 with reference to the existing guidance, but temporary impairment guidance and EITF 03-1 disclosure requirements are maintained. The guidance is to be applied to reporting periods beginning after December 15, 2005. We do not expect adoption to have a material impact on our results from operations.
EITF Issue No. 04-13
     At its September 2005 meeting, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” This issue addresses the question of when it is appropriate to measure purchases and sales of inventory at fair value and record them in cost of sales and revenues and when they should be recorded as exchanges measured at the book value of the item sold. The EITF concluded that purchases and sales of inventory with the same counterpart that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. We reviewed our buy and sell contracts and have estimated that, if those contracts were required to be reported net, sales of products and services, net operating revenues and cost of sales would be reduced by U.S.$60 million for 2005 with no impact on net income.
Research and Development
     Since 1966, we have maintained a dedicated research and development facility in Rio de Janeiro, Brazil. As of December 31, 2005, we had 1569 employees working in this facility. We engage in joint research projects with universities and other research centers in Brazil and abroad. We spent U.S.$54 million in 2005 on joint projects with Brazilian universities and technological institutions, as compared to U.S.$32 million in 2004 and U.S.$28.5 million in 2003. Additionally, we participate in technology exchange and assistance projects with other oil and gas and oil field service companies for other areas of our business. These transfers of technology are based on partnership agreements focusing on the exchange of information with respect to offshore systems and development of deepwater technologies and involve no material cost to us.
     Our research and development facility researches various aspects of our oil and gas operations, including exploration, drilling, production, reservoir engineering and geology, fluid separation, well completion and refining process technology. This facility also engages in research on industrial catalysts, lubricants, fine chemicals, fuels, additives, petrochemicals and polymers for other areas of our business. Our research facility is also responsible for the basic design of new offshore fixed and semi-submersible platforms and subsea production systems, as well as new and reconstructed refining units, and has facilitated the development of important technologies, including semi-submersible production platforms capable of operating in water depths of up to 3,000 meters (9,843 feet ).
     As of December 31, 2005, we had 27 floating production systems in operation (13 semi-submersibles, 13 FPSO and 1 FSO). We have obtained 56 patents in Brazil and 156 abroad for a significant number of the technologies produced through research and development activities during the three-year period ended December 31, 2005.
     Of the projects in which we are currently involved, three programs are key to our technological development activities. The first program, originally named PROCAP, is devoted to deepwater offshore activities and has been implemented in phases. The first phase, named simply PROCAP, started in 1986, to research deepwater technology to enable us to develop fields discovered in water depths up to 1,000m (3,281 ft), aiming at development in the recently discovered fields of Albacora and Marlim, at the Campos basin. In 1992, after successful conclusion and implementation of the first phase, we launched the second phase, PROCAP 2000, which pursued the same objectives of PROCAP but for depths up to 2,000m (6,562ft), by the year 2000. Following the discovery of the Roncador field, the third phase, PROCAP 3000, was started in 2000, with a budget of U.S.$128 million over five years to provide technological solutions to produce and support the development of ultra-deep water fields, in water as deep as 3,000m (9,843ft). The targets were the next phases of development of Marlim Sul, Roncador, Marlim Leste, Albacora Leste, Jubarte, the deep and ultra-deep blocks of the Santos and Espírito Santo basins, the Gulf of Mexico and West Africa, in order to achieve production and extraction in water depths up to 3,000 meters (9,843 feet ). The total direct expenditure for PROCAP 3000 in 2005 was about U.S.$29 million. The budget for 2006 is nearly U.S.$70 million, signaling increased R&D activities in deep water over the past few years.
     The second program, the Renewable Energy Technology Program – PROGER was created in 2004 to promote the research and development of technologies to enable and optimize the use of renewable energy sources. Such sources provide light, heating, air conditioning, mechanical force, transportation, telecommunications and fuel with minimum impact to the environment, reducing the effects of world climate changes caused by the use of hydrocarbons. The challenge we face with this program is to make the use of such energy sources more economical and to enable their widespread use. This program focuses on the research and development of wind energy, solar energy, biomass energy, bio-fuels (including bio-diesel), and energy from the sea and geo-thermal energy, among other sources.
     The third program, the Strategic Refining Technological Program—PROTER, was created in 1994 to develop heavy crude oil refining technologies to optimize the capacity of existing facilities and to increase the bottom of the barrel conversion. This program has a portfolio of projects targeting the development of new technologies and the optimization of existing ones for our domestic heavy oil refining in a cost-effective way. We have been making substantial investments to accomplish this goal to provide the market with premium fuels and high added value products. These developments are carried out in our modern labs and pilot plants and sometimes a prototype technology evaluation is also needed before availability for industrial use. Many innovations developed under this program have been implemented in our refineries. In addition to these programs, we have developed several other programs designed to:
•	decrease and control the environmental impact caused by our activities;

•	increase our oil reserves and production through the improvement of our oil recovery levels;

•	reduce the geological risk and the exploration costs associated with the exploration of hydrocarbons;

•	create oil products meeting new market demands and stricter environmental controls;

•	improve the reliability, performance and duration of pipelines and reduce the operational costs, investments and risks associated with pipelines;

•	improve refining systems and procedures to reduce the costs associated with refining;

•	develop technologies for the exploration and production of heavy oils in offshore fields;

•	promote the use of natural gas; and

•	provide and anticipate technological solutions and knowledge in physical and numerical simulations of geological processes, and in data base management of parameters for basin modeling.
     PIFCo does not engage in research and development.
Market Trend
Crude oil prices
     International oil prices increased at a record rate in 2005. The main factors driving this price increase include:
•	the substantial growth in demand for oil products, with little impact resulting from the oil price increase;

•	increased pressure on oil production and refining facilities;

•	conflicts in the Middle East; and

•	speculation in the oil futures market.
     Although our oil prices are influenced by international oil prices, the price we charge for oil is generally lower than Brent prices. The main reasons for such spread relate to the fact that the oil we produce is heavier, which requires more refining expenses, and there is less refining capacity available capable of processing our heavy oil. This tendency continued in 2005, as in 2004.
Oil products prices
     The prices for fuel oil did not grow as much as other oil products. With the increase in demand for oil products, refineries used more heavy oil that produces more residues, including fuel oil, than light oil. Because the demand was concentrated on light and medium oil products, there was an excess supply of fuel oil. This generated an increase in the price difference between heavy and light oil products.

Refining
     The use of substantially all available refining capacity in 2004 resulted in a year of record profit margins for the refining industry, despite the fact that the effects of hurricanes Rita and Katrina were a stress on the refining system.
     We expect that several of the structural factors contributing to growth in demand in 2004 will continue to influence the market. As a result, we believe that the trends described above will continue in the next few years.
     For a description of other trends that might affect our financial condition and results of operation, see Item 4. “Information on the Company—Competition.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Directors of Petrobras
     Our board of directors is composed of a minimum of five and a maximum of nine members and is responsible for, among other things, establishing our general business policies. The members of the board of directors are elected at the annual general meeting of shareholders.
     Under Brazilian Corporate Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.
     Furthermore, our bylaws enable (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders) to elect and remove one member to our board of directors; and (ii) minority common shareholders to elect one member to our board of directors, if a greater number of directors is not elected by such minority shareholders by means of the cumulative voting procedure. Our bylaws provide that, regardless of the rights above granted to minority shareholders, the Brazilian government always has the right to elect the majority of our directors, independently of their number. Additionally, as per Law 10.683, dated May 28, 2003, one of the Board members elected by the Brazilian government must be indicated by the Minister of Planning Budget and Management. The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporate Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders. Following an election of board members under the cumulative vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections must be held.

     We currently have nine directors. The following table sets forth certain information with respect to these directors:
BOARD OF DIRECTORS OF PETROBRAS

Name	Date of Birth	Position	Current Term	Business Address
Dilma Vana Rousseff (1)	Dec. 14, 1947	Chair	March 2007	Casa Civil — Praça dos Três Poderes — Palácio do Planalto — 4º andar —Salas 57 e 58 — Cep 70.150-900 — Brasília — DF

Silas Rondeau Cavalcanti Silva (1)	Dec. 15, 1952	Member	March 2007	Esplanada dos Ministérios — Bloco “U” — 8º andar — Sala 809 — Cep 70.065-900 Brasília — DF

Guido Mantega (1)	Apr. 7, 1949	Member	March 2007	Esplanada dos Ministérios, Bloco P - 5[o] andar — Ministério da Fazenda — Cep 70.048-900 - Brasília — DF

J.S. Gabrielli de Azevedo (1)	Oct. 3, 1949	Member	March 2007	Avenida República do Chile, nº 65 23º andar Centro — 20031-912 Rio de Janeiro — RJ

Gleuber Vieira (1)	Dec. 08, 1933	Member	March 2007	Rua Álvaro Moreira, 129, Condomínio Jardim Marapendi 22630-160, Barra da Tijuca — RJ

Arthur Antonio Sendas (1)	Jun. 16, 1935	Member	March 2007	Rodovia Presidente Dutra, 4.674 25565-350 , São João de Meriti — RJ

Roger Agnelli (1)	May 3, 1959	Member	March 2007	Rua Graça Aranha, 26 — 18º andar — Rio de Janeiro — RJ — CEP — 20.030-900

Fabio Colletti Barbosa (2)	Oct. 3, 1954	Member	March 2007	Av. Paulista, 1374, 3º andar, Cerqueira César 01310-916, São Paulo — SP

Jorge Gerdau Johannpeter (3)	Dec. 8, 1936	Member	March 2007	Av. Farrapos, 1811 90220-005, Porto Alegre — RS

(1)	Appointed by the controlling shareholder.

(2)	Appointed by the minority common shareholders.

(3)	Appointed by the minority preferred shareholders.
     Dilma Vana Rousseff — Ms. Rousseff has been the Chair of our Board of Directors since January 3, 2003 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. - BR. She has been the Minister’s Chief of Staff in Brazil since June 14, 2005. She also served as: Minister of Mines and Energy of Brazil (2003-2005); State Secretary of Energy, Mines and Communications of the State of Rio Grande do Sul (1993-1994 and 1999-2002); President of the Fundação de Economia e Estatística do Estado do Rio Grande do Sul (Economy and Statistics Foundation of the State of Rio Grande do Sul, 1991-1993); and Secretary of Finance of Porto Alegre (1986-1988). Ms. Rousseff has also participated, as Coordinator of the Infrastructure Group, in the previous Governmental Transition Team, which was created to facilitate the transition of power to the current government. Ms. Rousseff has a Bachelors Degree in Economics from the Federal University of Rio Grande do Sul (1977), a Masters Degree in Economic Theory from the University of Campinas, São Paulo (1979) and is currently pursuing a Doctorate Degree in Monetary and Financial Economy at the University of Campinas.
     Silas Rondeau Cavalcante Silva — Mr. Silva has been a member of our Board of Directors since April 3, 2006 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He is the Minister of Mines and Energy of Brazil since July 8, 2005. Mr. Silva has a degree in Electrical Engineering from the Federal University of Pernambuco (UFPE) and a specialized degree in Transmission Lines Engineering from the Federal University of Rio de Janeiro (UFRJ). Mr. Silva also served as the President of Eletrobras (2004-2005), Eletronorte (2003-2004), Manaus Energia (2000-2002), Energy Company of Amazonas (2000-2002) and Boa Vista Energia (2002-2003).

     Guido Mantega — Mr. Mantega has been a member of our Board of Directors since April 3, 2006 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He has been the Minister of Finance of Brazil since March 28, 2006. Mr. Mantega received a Bachelor’s Degree in Economics from the School of Economics and Administration at the University of São Paulo in 1971 and a PhD in Development Sociology from the Philosophy, Sciences and Liberal Arts School at the University of São Paulo, and he also completed specialized studies at the Institute of Development Studies (IDS) at the University of Sussex, England in 1977. He was a Professor of Economics at the Catholic University of São Paulo’s (PUC-SP) Master’s and PhD programs from 1982 to 1987 and Deputy Dean of the Catholic University of São Paulo (PUC-SP) from 1984 to 1987. He was the Budget Director and Chief of Staff of the São Paulo Municipal Planning Secretariat from 1989 to 1992, a member of the Workers’ Party (PT) Economic Program Coordinating Group in the 1984, 1989 and 1998 Presidential elections, Economic Advisor to President Luiz Inácio Lula da Silva from 1993 to 2002, and one of the Workers’ Party (PT) Economic Program coordinators in the 2002 Presidential Campaign. Mr. Mantega was also a State Minister of Planning, Budget and Management (named in January 2003 and post held until November 2004) and President of the National Social and Economic Development Bank (BNDES) (named in November 2004 and post held until March 2006.)
     J.S. Gabrielli de Azevedo — Mr. Gabrielli has been our President since July 22, 2005 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He is also the President of the Boards of Directors of Petrobras Transporte S.A. — TRANSPETRO, Petrobras Química S.A. — PETROQUISA, Petrobras Gás S.A. — GASPETRO. He was a member of the Board of Directors of Petrobras Energía Participaciones S.A. — PEPSA (Directorio) and Petrobras Energía S.A. — PESA (Directorio) from March 2003 until August 2005, and Chairman of the boards of these companies from August 2005 until April 2006. He also served as our Chief Financial Officer and Investor Relations Officer (2003-2005). Mr. Gabrielli received a Bachelors degree in Economics from the Federal University of Bahia. He holds a Ph.D. in Economics from Boston University (1987). He served as Dean of the Economic Sciences School of the Federal University of Bahia and Superintendent of the Fundação de Apoio a Pesquisa e Extensão (Foundation for Support of Research and Extension — Fapex). He was also a Visiting Researcher at the London School of Economics and Political Science in 2000 and 2001.
     Gleuber Vieira — Mr. Vieira has been a member of our Board of Directors since January 3, 2003 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He has been a General in the Brazilian Army since 1987 and in 1995 he became a Four Star General. He served as: Chief of the Departamento de Ensino e Pesquisa (Learning and Research Department) of the Brazilian Army (1995-1997); Chief of the Brazilian Army (1999-2002); and Minister of the Army (1999-2002). Mr. Vieira graduated in 1954 in the Artillery Arm from Agulhas Negras Military Academy, and received a Bachelors Degree in Economics from Faculdade de Ciências Econômicas do Rio de Janeiro (currently Universidade Cândido Mendes) in 1965.
     Arthur Antonio Sendas — Mr. Sendas has been a member of our Board of Directors since March 29, 2004 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. Mr. Sendas is the President of: the Grupo Sendas, which ranks as the leader in the retail sector in the state of Rio de Janeiro; the Board of Directors and the Executive Board of Sendas S.A.; Sendas Empreendimentos e Participações Ltda.; Sendas Agropecuária S.A.; the Executive Board of Sendas Comércio Exterior S.A.; the Executive Board of Casa Show S.A.; the Board of Directors of Sendas Distribuidora S.A. Mr. Sendas is also the Vice-President of the Advisory Council of the Brazilian Supermarkets Association—Abras and for five years represented the private sector on the National Monetary Council. The Sendas Group, through its various subsidiaries, owns approximately one-half of the supermarket chain under the following four brand names in the State of Rio de Janeiro: Sendas, Pão de Açúcar, Extra and ABC Barateiro; has significant equity stakes in large shopping centers; engages in residential and commercial construction projects and organizes coffee exports to the United States, Europe, Asia and the rest of Latin America, among other activities. Mr. Sendas also sits on the board of directors of Cia. Brasileira de Distribuição—Pão de Açúcar, a group that coordinates the supervision of supermarket chains across 12 Brazilian states, and is a member of the Catholic University of Rio de Janeiro’s Development Council and President of the Board of Directors of the City of Rio de Janeiro Development Agency—Agência Rio.
     Roger Agnelli - Mr. Agnelli has been a member of our Board of Directors since April 3, 2006 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He has been the CEO and President of Companhia Vale do Rio Doce (CVRD) since July 2001. He was the Chairman of the Board of Directors of CVRD from May 2000 until July 2001. He also was President and CEO of Bradespar S.A. from March 2000 to July 2001.

He joined Bradesco Financial Group in 1981 and stayed until 2001, serving as an Executive Director from 1998 to 2000. He is a former member of the Board of Directors of several major companies in Brazil, such as Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio–Latasa, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia and Serra da Mesa Energia, and was also a Director of UGB Participações and Vice-President of ANBID – Brazil’s National Association of Investment Banks (1998 – 2001). He is member of the Brazilian Government Social and Economic Development Council (CDES), the chairman of the China-Brazil Business Council and member of the Board of Directors of Asea BrownBoveri (ABB), of Duke Energy Corporation, and of Suzano Petroquímica. He recently became a member of the International Advisory Committee of the New York Stock Exchange (NYSE). Mr. Agnelli received a degree in Economics from Fundação Armando Álvares Penteado, São Paulo, Brazil in 1981.
     Fabio Colletti Barbosa — Mr. Barbosa has been a member of our Board of Directors since January 3, 2003 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He is the Chief Executive Officer of the ABN AMRO Bank Latin America and Chief Executive Officer of the Banco ABN Amro Real S.A. He served as: Chief Executive Officer of ABN Amro Bank/São Paulo (1996-1998); Director of Corporate Banking & Finance of ABN Amro Bank/São Paulo (1995-1996); President of LTCB Latin America Ltda. (1992-1995), the Latin American affiliate of the Long Term Credit Bank of Japan; Corporate Finance Executive Director of Citibank (1986-1992); and member of the Treasury Department of Nestlé (1974-1986). Mr. Barbosa is also a member of the Board of Directors and the Eexecutive Board of the Federação Brasileira das Associações de Bancos (Brazilian Bank Associations Federation—FEBRABAN), of Editora Abril and of the Conselho de Desenvolvimento Econômico e Social do Governo Federal (Brazilian Government Social and Economic Development Council). Mr. Barbosa has a Bachelors Degree in Management from Fundação Getúlio Vargas – São Paulo (1976) and an MBA from the Institute for Management and Development – Lausanne / Switzerland (1979).
     Jorge Gerdau Johannpeter — Mr. Johannpeter has been a member of our Board of Directors since October 19, 2001 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. - BR. Since 1983, he has been the President of the Gerdau Group, the largest long steel producer in the Americas. Under his leadership, Gerdau became an international company and currently occupies 13th place in the Metal Bulletin ranking of the largest global steelmakers. Mr. Johannpeter also actively participates in efforts to improve the quality of life in the Americas, and especially in Brazil, the country where he lives. He coordinates Ação Empresarial (Business Action), one of the most active movements in Brazil for the implementation of the structural reforms necessary for the country’s growth. He is also the leader of the Rio Grande do Sul Quality and Productivity Program, a movement in the area of total quality focused on increasing the efficiency of companies and government entities in Rio Grande do Sul. He is also a member of the National Foundation of Quality (Fundação Nacional da Qualidade — FNQ). Mr. Johannpeter also heads the Competitive Brazil Movement, the result of a nation-wide joint effort between companies and the government that seeks to improve competitiveness in the country’s public and private sectors. He is the Brazilian representative for the American Society for Quality (ASQ), an entity that seeks to improve business results through the exchange of knowledge. He is on the Board of Directors and Executive Committee of the International Iron and Steel Institute (IISI), on the Board of the Brazilian Steel Institute (IBS), an entity for which he also served as president for two terms, as well as on the Brazilian Economic and Social Development Council.
Directors of PIFCo
     PIFCo is managed by a board of directors, consisting of three members, and by its executive officers. The board of directors is responsible for preparing PIFCo’s year-end accounts, convening shareholders’ meetings and reviewing and monitoring its financial performance and strategy. Although not required by PIFCo’s memorandum and articles of association, it is PIFCo’s policy that the Chairman and all of its executive officers be Petrobras employees.
     PIFCo’s directors serve indefinite terms and can be removed with or without cause. The following table sets forth certain information about PIFCo’s board of directors.

BOARD OF DIRECTORS OF PIFCo

Name	Date of Birth	Position	Year of Appointment
Daniel Lima de Oliveira	December 29, 1951	Chairman	2005
Marcos Antonio Silva Menezes	March 24, 1952	Director	2003
Nilo Carvalho Vieira Filho	October 26, 1954	Director	2003
     Daniel Lima de Oliveira. Mr. Lima de Oliveira has been PIFCo’s Chairman and Chief Executive Officer and Petrobras’s Executive Manager of Corporate Finance since September 01, 2005. Before, he served as executive officer of PIFCo since April 19, 2000. He joined Petrobras in 1976 as a supply engineer in the Commercial Department. In 1982 he moved to the Financial Department where he worked in the short-term credit division and served as Assistant to the General Manager. From 1984 until 1988, he served as Financial Manager of Petrobras’ London office. From 1988 to 1992, Mr. Lima de Oliveira served as manager at Braspetro. From 1992 to 1995, he served as Long-Term Credit Division Manager at Petrobras Financial Department. From 1995 to 1999, he served as a financial manager of Petrobras’ New York office. Since January 2002, he has been a director of Petrobras International Braspetro BV (PIB BV) and Braspetro Oil Services Company—BRASOIL and since March 2004 he has been a member of the Board of Directors of REFAP S/A. Mr. Lima de Oliveira graduated in Mechanical Engineering at São José dos Campos’s Industrial Engineering School in 1975.
     Marcos Antonio Silva Menezes. Mr. Menezes has been PIFCo’s Director and Chief Accountant Officer of Petrobras since 1998. He joined Petrobras in 1976 and served as Deputy Superintendent of the former SEFIN — Financial Services (1995-1998). He currently serves as a member of the fiscal council and of the Audit Committee of BRASKEM S.A. (since 2005), as well as the chairman of the fiscal council of Instituto Brasileiro de Petróleo e Gás (since 1998) and Organização Nacional das Indústrias de Petróleo—ONIP (since 1999). He also served as President of the Fiscal Council of Fundação Petrobras de Seguridade Social — PETROS and as a member of the Fiscal Council of Companhia de Gás de Minas Gerais — GASMIG . Mr. Menezes is currently a Director of the American Chamber of Commerce — AMCHAM/RJ and is a member of Associação Brasileira das Companhias Abertas - ABRASCA and its Auditing and Accounting Rules Commission — CANC. Mr. Menezes graduated in Accounting (1975) and in Business Management (1977) at Faculdade Moraes Júnior. He has a specialization from Fundação Dom Cabral — INSEAD and a post-graduate degree in Financial Management from Fundação Getúlio Vargas.
     Nilo Carvalho Vieira Filho. Mr. Vieira has been PIFCo’s Executive Manager of Marketing and Trading since June 25, 2004. He joined Petrobras in March 1985 as a Commercialization and Supply Analyst. Since then, he has occupied the positions of supply manager at Petrobras (1990-1994), head of external trading (1995-1998), superintendent of Supply Marketing (98-99), Director of Braspetro (2000-2001) and Director of Eg3 in Argentina (2002-2004). Mr. Vieira graduated in Mechanichal Engineering from the Federal University in Rio de Janeiro in 1978.
Executive Officers of Petrobras
     Our board of executive officers, composed of one president and up to six executive officers, is responsible for our day-to-day management. Under our bylaws, the board of directors elects the executive officers, including the president. The president is chosen from among the members of the board of directors. All of the executive officers are Brazilian nationals and reside in Brazil. According to our by-laws the election of officers by the Board of Directors must consider their personal qualification, notorious knowledge and specialization in their respective areas. The maximum term for executive officers is three years, but re-election is permitted. The board of directors may remove any executive officer from office at any time with or without cause. Five of the current executive officers are experienced Petrobras career managers, engineers or technicians.

     The following table sets forth certain information with respect to our executive officers:
EXECUTIVE OFFICERS OF PETROBRAS

Name	Date of Birth	Position	Current Term
J. S. Gabrielli de Azevedo	October 3, 1949	President	April 2008

Almir Guilherme Barbassa	May 19, 1947	Chief Financial Officer and Investor Relations Officer	April 2008

Renato de Souza Duque	September 29, 1955	Manager of Corporate Services	April 2008

Guilherme de Oliveira Estrella	April 18, 1942	Manager of Exploration and Production	April 2008

Paulo Roberto Costa	January 1, 1954	Manager of Refining, Transportation and Marketing	April 2008

Ildo Luís Sauer	September 3, 1954	Manager of Gas and Power	April 2008

Nestor Cuñat Cerveró	August 15, 1951	Manager of International Activities	April 2008
     J. S. Gabrielli de Azevedo. Mr. Gabrielli has been our President since July 2005 and a member of our board of directors since July 2005. For biographical information regarding Mr. Gabrielli see “—Directors and Senior Management of Petrobras—Our Board of Directors.
     Almir Guilherme Barbassa. Mr. Barbassa has been our Chief Financial Officer and Investor Relations Officer since July 22, 2005. He joined Petrobras in 1974 and worked in several financial and planning capacities, among which the establishment of the first subsidiary of PETROBRAS outside Brazil (in Lybia). From August 1989 to September 1992 he was the Financial Manager of the American subsidiary in Houston, Texas, oversaw the establishment and consolidation of the company, which explores and produces oil and gas, trades oil products and does procurement worldwide. From April 1993 he was the Finance Director of BRASPETRO, the international arm of PETROBRAS. From July 1999 to July 22, 2005 he was PETROBRAS’s corporate finance and treasury manager. He is former Chairman of PETROBRAS International Finance Co., PETROBRAS Finance Ltd, and PETROBRAS Netherlands BV, the companies that carry out PETROBRAS’s international financial activities. In addition, he was a professor in the economics department of the Petrópolis Catholic University and of the Faculdades Integradas Bennett from 1973 to 1979 and holds a Master’s degree in Economics from Getulio Vargas Foundation of Rio de Janeiro.
     Renato de Souza Duque. Mr. Duque has been our Executive Director of Services since January 31, 2003. Currently, Mr. Duque was a member of the boards of directors of Petrobras Energía Participaciones S.A., Petrobras Energía S.A. until April, 2006 and he is a member of the board of directors of Petrobras Gás S.A.—GASPETRO and Chief Executive Officer of Petrobras Negócios Eletrônicos S.A. With a degree in Electrical Engineering of the Universidade Federal Fluminense and an MBA from the Universidade Federal do Rio de Janeiro, he has been at our company since 1978 as a Petroleum Engineer. He has held several positions including: Manager of E&P Human Resources, Manager of Drilling Operations in the Campos Basin, and Manager of Petrobras Owned Marine Drilling Rigs.
     Guilherme de Oliveira Estrella. Mr. Estrella has been our Executive Director of Exploration and Production since January 31, 2003. Currently, Mr. Estrella was a member of the boards of directors and executive boards of Petrobras Energía Participaciones S.A. and Petrobras Energía S.A. until April, 2006 , and also serves as Chairman of the Board of the Instituto Brasileiro de Petróleo e Gás (Brazilian Oil and Gas Institute). He worked at our company from 1965 to 1994, when he retired as a geologist of our Exploration Department. Before his retirement, he held several other positions, including: General Superintendent (1989-1993); Superintendent of Research and Development for exploration, drilling and production (1985-1989); Head of the Exploration Division (1981-1985); Head of the Organic Geochemistry Sector (1981); Head of the Brazilian East Coast Basin Interpretation Sector of our Exploration Department—DEPEX/RJ (1978-1981); and Exploration Manager of

Petrobras Internacional S.A.—BRASPETRO for Iraq (1976-1978). Mr. Estrella has also served as director of the Instituto Brasileiro de Petróleo e Gás. Mr. Estrella graduated in 1966, from the Universidade Federal do Rio de Janeiro’s School of Geology.
     Paulo Roberto Costa. Mr. Paulo Roberto has been our Executive Director of Refining, Transportation and Marketing since May 14, 2004. From 1979 to 1994 he worked on platform installation and production development at the Campos basin in the areas of Engineering, Support Management and as Superintendent of the Southeastern Production Region. In 1995 he was promoted to General Manager of the Southern Brazil Exploration and Production, or E&P, with responsibility for the Santos and Pelotas basins. In 1996 he became general manager for Logistics in the E&P area. From May 1997 to 1999 he headed up the Gas Segment, responsible for commercialization of natural gas. He was Director of Petrobras Gas S.A.-Gaspetro from May 1999 to December 2000. From January 2001 to April 2003, he was General Manager for Logistics at Petrobras of Natural Gas Segment. He has been Managing Director of TBG-Transportadora Brasileira Gasoduto Bolívia-Brasil since April 2003. In May 14, 2004 he was appointed Downstream Director of Petróleo Brasileiro S.A. — Petrobras. Mr. Paulo Roberto graduated in Mechanical Engineering from the Federal University of Paraná in 1976.
     Ildo Luis Sauer. Mr. Sauer has been our Executive Director of Gas and Energy since January 31, 2003 and was a member of the board of Petrobras Energía Participaciones S.A. and Petrobras Energía S.A until April, 2006 . He also served as consultant at TecSauer Consultoria Ltda. and as manager of the nuclear reactor project for the Brazilian Navy. He holds a Ph.D. in nuclear engineering from the Massachusetts Institute of Technology. He also holds a MSc degree from COPPE—Federal University of Rio de Janeiro in Energy Planning/Nuclear Power. He is Professor at the Instituto de Eletrotécnica e Energía da Universidade de São Paulo (Electrotechnical and Energy Institute of the University of São Paulo), on leave, where he has published more than 100 technical papers and supervised more than 40 doctoral and master theses in the field.
     Nestor Cuñat Cerveró. Mr. Cerveró has been our Executive Director of International Activities since January 31, 2003 and was a member of the boards of directors of Petrobras Energía Participaciones S.A. and Petrobras Energía S.A until April, 2006 . He has been with Petrobras since 1975, holding several positions including: Energy Manager, Programa de Termelétricas (Gas-Fired Power Plants Program); Gas-Fired Power Plants Manager of the Participations Superintendency; assistant to the CEO for the development of new ventures and partnerships; and Head of the Energy Sector of our industrial area. He has also represented our company at the boards of directors of several gas-fired energy companies and acted as assistant to the Presidência da Comercializadora Brasileira de Energía Emergencial (Presidency of the Brazilian Supplier of Emergencial Energy—CBEE) of the Ministry of Mines and Energy. Mr. Cerveró received a degree in Chemical Engineering from the Federal University of Rio de Janeiro, and received graduate education in Processing Engineering at Petrobras, and an MBA (Executive Management) from Fundação Getúlio Vargas — FGV.
Executive Officers of PIFCo
     All of the current executive officers are experienced managers from Petrobras, some of whom have served on the boards of directors of Petrobras subsidiaries and in representative offices abroad. The executive officers work as a board and are responsible for PIFCo’s day-to-day management. PIFCo’s executive officers serve indefinite terms and can be removed with or without cause.
     The following table sets forth certain information about PIFCo’s executive officers.

EXECUTIVE OFFICERS OF PIFCo

			Year of
Name	Date of Birth	Position	Appointment
Daniel Lima de Oliveira	December 29, 1951	Chairman	2005
Guilherme Pontes Galvão França	January 18, 1959	Commercial Manager	2005
Sérvio Túlio da Rosa Tinoco	June 21, 1955	Financial Manager	2005
Mariângela Monteiro Tizatto	August 9, 1960	Accounting Manager	1998
Nilton Antônio de Almeida Maia	June 21, 1957	Legal Manager	2000
Gérson Luiz Gonçalves	September 29, 1953	Auditor Manager	2000
Isabela Cesário de Faria Alvim	July 11, 1961	Secretary	2004
     Daniel Lima de Oliveira — Mr. Lima de Oliveira has been PIFCo’s Chairman and Chief Executive Officer and Petrobras’s Executive Manager of Corporate Finance since September 01, 2005. For biographical information regarding Mr. Lima de Oliveira see “—Directors and Senior Management of Petrobras—Board of Directors of PIFCo.”
     Guilherme Pontes Galvão França. Mr. França became an executive officer of PIFCo on March 7, 2005. He has been General Manager of Petroleum and Industrial Products’ Supply and Trading since October 1, 2005. He joined Petrobras in 1982 and worked as a Commercialization and Supply Analyst in the logistics area of Petrobras from 1982 to 1990. In 1990 he moved to the trading area specializing in Lubricants and fuel oil. From 1993 to 2000, Mr. França served as Manager of Special Products Domestic Sales. From 2001 to 2004, he served as Manager of LPG Trading and Domestic Sales and Manager of Clean Products Supply and Trading in 2005. Mr. França graduated in Chemical Engineering from the Federal University of Rio de Janeiro in 1981.
     Sérvio Túlio da Rosa Tinoco. Mr. Tinoco became an executive officer of PIFCo on September 01, 2005. Mr. Tinoco is the financial manager of PIFCo. He joined Petrobras in 1993 as an Economist in the Financial Department. Since 2000, he has served as Manager of Corporate Financing Division. From 1996 to 1999 he served as Manager of Trade Finance, Guarantees and Foreign Exchange Transactions. From 1995 to 1996 he served as Manager of Credit and Collection. From 1999 to 2000, he served as a financial manager of Petrobras’ New York office. Mr. Tinoco holds a bachelor degree in Economics from Universidade Oswaldo Cruz, São Paulo in 1978 and had a MBA from Fundação Getúlio Vargas, São Paulo in 1983 partially completed with a one year in Institut Supérieur des Affaires — ISA/HEC France.
     Mariângela Monteiro Tizatto. Ms. Tizatto has served as PIFCo’s Accounting Manager since April 4, 1998. She joined Petrobras in 1989 as an accountant in the Accounting Department. Since 1999, she has served as Petrobras’ General Manager for Accounting Operations. From 1990 to 1995, she was Manager of Petrobras’ Consolidated Accounting System, and from 1995 to 1999, she served as Manager of Petrobras’ Division of Corporate Accounting. Before joining Petrobras, Ms. Tizatto was Manager of Auditing for Deloitte Touche Tohmatsu, where she worked for seven years. Ms. Tizatto has a Bachelors degree in Accounting from the Cândido Mendes University and an Executive MBA from COPPEAD — Universidade Federal do Rio de Janeiro. She was also a professor of Advanced Accounting at the Moraes Junior University in Rio de Janeiro (1990). Ms. Tizatto was a Fiscal Council member of Companhia Potiguar de Gás — POTIGAS, during 2003 and 2004; Petrobras Gás S/A — GASPETRO during 2005; and a Fiscal Counsel alternate for Fundação Petrobras de Seguridade Social — PETROS (Petrobras Pension Fund) during 2003 and 2004. She is a Fiscal Council member of Petrobras Distribuidora S.A. — BR and since 1995 she has been member of the Comissão de Auditoria e Normas Contábeis da ABRASCA — Associação Brasileira das Companhias Abertas.
     Nilton Antônio de Almeida Maia. Mr. Maia has served as PIFCo’s Legal Manager since April 19, 2000. He joined Petrobras in 1984 as an internal auditor. He has served as a tax consultant to Petrobras’ Legal Department, and since early 2000, has served as General Manager for the Finance and Tax Division. Mr. Maia also currently serves as General Counsel for Petrobras. He has completed post-graduate degrees in law, with specializations in energy and tax law, from the Universidade Cândido Mendes and the Universidade Estácio de Sá.
     Gerson Luiz Gonçalves. Mr. Gonçalves has served as PIFCo’s Auditor Manager since April 19, 2000. He joined the Internal Audit Department of Petrobras in 1976 and has been Petrobras’ Executive Manager for Internal

Auditing for the last six years. He is responsible for all of Petrobras’ internal accounting control activities. Mr. Gonçalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and of the United States’ Institute of Internal Auditors (IIA). He received a Bachelor’s degree in Accounting from Universidade de São Paulo — USP in 1975.
     Isabela Cesário de Faria Alvim. Ms. Alvim holds a bachelor degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro, Brazil, Post Graduation in Shipping from Federal University of Rio de Janeiro and MBA from Instituto Brasileiro de Mercado de Capitais (IBMEC). Ms. Alvim has served as PIFCo’s Secretary since April 2004. She joined Petrobras in 1984 as an analyst for Maritime Transport. In 1995 she moved from the Planning Department to the Financial Department. Ms. Alvim has served as Manager of Trade Lines, Guarantees and Structured Finance since 2001. She has been Subsidiaries’ Manager since April 2004.
Compensation
Petrobras
     For 2005, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$3 million.
     In addition, the members of the board and the executive officers receive certain additional benefits generally provided to our employees and their families, such as medical assistance, payment of educational expenses and supplementary social security benefits.
     We have no service contracts with our directors providing for benefits upon termination of employment. We have a compensation and succession committee in the form of an advisory committee. See “—Advisory Committees—Petrobras.”
PIFCo
     PIFCo’s directors and executive officers are paid by Petrobras in respect of their function as Petrobras’ employees, but they do not receive any additional compensation, pension or other benefits from PIFCo or Petrobras in respect of their functions as PIFCo’s directors or officers, as the case may be.
Indemnification of Officers and Directors
     Our bylaws require us to defend our senior management in administrative and legal proceedings and to maintain insurance coverage to protect senior management from liability arising from the performance of their functions. Subject to certain limitations, the policy reimburses losses and expenses due to wrongful acts of our directors and officers, such as breach of duty, neglect, error, misstatement, misleading statements, omission or acts by our directors and officers in the performance of their position, or any matter claimed against them solely by reason of their functions or positions, including the purchase or sale of our securities. Coverage includes the advancement of defense costs.
Share Ownership
Petrobras
     As of May 31, 2006, the members of our board of directors, our executive officers, the members of our fiscal council, and close members of their families, as a group, beneficially held a total of 9,907 common shares and 26,928 preferred shares of our company. Accordingly, on an individual basis, and as a group, our directors, executive officers, fiscal council members, and close members of their families beneficially owned less than one percent of any class of our shares. The shares held by our directors, executive officers, fiscal council members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders. None of our directors, executive officers, fiscal council members, or close members of their families holds any options to purchase common shares or preferred shares. Petrobras does not have a stock option plan for its directors, officers and employees.
PIFCo
     As of December 31, 2005, PIFCo’s share capital was composed of 50,000 shares of common stock. All of PIFCo’s issued and outstanding shares of common stock are owned by us.
Fiscal Council
     We have established a permanent fiscal council (conselho fiscal) in accordance with applicable provisions of the Brazilian Corporate Law, composed of up to five members. As required by the Brazilian Corporation Law our fiscal council is independent of our management and external auditors. The fiscal council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements. The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting. Holders of preferred shares without voting rights and minority common shareholders are each entitled, as a class, to elect one member and his respective alternate to the fiscal council. The Brazilian government has the right to appoint the majority of the members of the fiscal council and their alternates. One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury. The members of the fiscal council are elected at our annual general shareholders’ meeting for a one-year term and reelection is permitted.
     The following table lists the current members of the fiscal council:
FISCAL COUNCIL

Year of First
Name	Appointment
Marcus Pereira Aucélio	2005
Erenice Alves Guerra	2006
Túlio Luiz Zamin	2003
Nelson Rocha Augusto	2003
Maria Lúcia de Oliveira Falcón	2003
     The following table lists the alternate members of the fiscal council:

Year of First
Name	Appointment
Eduardo Coutinho Guerra	2005
Marcelo Cruz	2006
Edison Freitas de Oliveira	2002
Maria Auxiliadora Alves da Silva	2003
Celso Barreto Neto	2002
Audit Committee
Petrobras
     We have an audit committee that advises our board of directors composed exclusively of members of our board of directors.

     On June 17, 2005, our Board of Directors approved the appointment of our audit committee to satisfy the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934.
     The audit committee is responsible for, among other things: (1) making recommendations to our Board of Directors with respect to the appointment, compensation and retention of our independent auditor; (2) assisting in the resolution of conflicts between management and the independent auditor with respect to our financial statements; and (3) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal control and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The current members of our audit committee are Fabio Colletti Barbosa and Gleuber Vieira. Jaques Wagner was a member of our audit committee until April 3, 2006. There is an opening for a third member in our audit committee and we are currently in the process of selecting such third member. All our audit committee members are independent as defined in 17 CRF 240.10A-3.On December 16, 2005, our audit committee’s charter was amended to meet the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934, including the incorporation of the powers mentioned above.
Other Advisory Committees
     The bylaws of Petrobras also provide for the creation of a Comitê de Remuneração e Sucessão (compensation and succession committee), and a Comitê de Meio Ambiente (environmental committee).
PIFCo
     PIFCo does not have any committees to its board of directors.
Employees and Labor Relations
Petrobras
     We had 53,904 employees on December 31, 2005, compared to 52,037 employees on December 31, 2004 and 48,798 on December 31, 2003. The increase in the number of our employees in 2005 is primarily a result of the implementation of a hiring policy designed to meet our demand for more employees. This increased demand has resulted from the growth of our business and our desire to reduce the number of outsourced personnel. Expenses relating to employees of the parent company amounted to approximately R$4,166 million (U.S.$1,711 million) in 2005, R$3,546 million (U.S.$1,212 million) in 2004 and R$3,612 million (U.S.$1,175 million) in 2003. During 2005, these expenses represented 67% of our consolidated employee expenses.
     Of the 53,904 employees of Petrobras on December 31, 2005, the parent company employed 40,541. Of these 40,541 employees, 28,070 occupied mid-level positions related to operations and administrative support, and 11,561 worked as upper-level employees in engineering and administration. The remaining 910 employees of the parent company were maritime employees. 68% of the parent company’s workforce was located in the Southeast region of Brazil, 26% was located in the Northeast region, and the remaining 6% was elsewhere.
     We negotiate annually collective bargaining agreements with the Oil Workers’ Unified Federation, the union to which our onshore employees are affiliated, and the Maritime Employee’s Union, the union to which our maritime employees are affiliated. The current collective bargaining agreement with the Oil Workers’ Unified Federation was signed on December 6, 2005, and is retroactive to September 1, 2005. The economic clauses of this collective bargaining agreement will expire on August 31, 2006. The collective bargaining agreement with the maritime employees’ union was signed on March 31, 2006 and is retroactive to November 1, 2005. This collective bargaining agreement will expire on October 31, 2006.
     Under the terms of the new collective bargaining agreements for our onshore employees, we agreed to increase the salary of oil workers by 6.02% and grant a single level pay scale raise to all employees, effective retroactively to September 1, 2005, respectively.

     We consider our relations with our employees and with the Oil Worker’s Unified Federation and maritime employee’s union to be good and respectable.
     A labor strike has not caused a material decrease in production since 1995, when our oil workers held a 30-day strike to protest the amendment to the Brazilian constitution under which we ceased to be the Brazilian government’s exclusive agent in the Brazilian hydrocarbon industry. The strike caused a significant decrease in our production and refining output and led to a substantial increase in the level of our imports. Since then, the most significant strike occurred in 2001, when our oil workers were on strike for five days.
     We spent approximately R$311.9 million (U.S.$128.1 million) on employee training in 2005 at our training centers, as compared to R$274.7 million (U.S.$93.9 million) in 2004.
     With the enactment of the Oil Law and the emergence of competitors in the Brazilian oil sector, we have developed a strategic plan to provide incentives to attract new employees and to retain existing ones. As part of our employee incentives, we have merit-based promotions and, as permitted by Brazilian law, a profit sharing plan with predetermined criteria. Pursuant to this plan, the amount of the profit sharing is determined by our Board of Directors and the manner of distribution is determined by negotiation with the labor unions representing our employees. However, under Brazilian law, the profit sharing plan will be subject to an annual limit equal to 25% of total proposed dividends for the year.
     Our profit sharing distributions to our employees within the entire Petrobras Group were R$1,006 million (U.S.$430 million) for 2005, R$783 million (U.S.$295 million) for 2004 and R$894 million (U.S.$291 million) for 2003. At Petrobras’ annual general shareholders’ meeting held on April 3, 2006, its shareholders approved a profit sharing distribution to Petrobras employees (excluding subsidiaries) of R$846 million (U.S.$361 million) for 2005. Our subsidiaries approved a total profit sharing distribution to their employees of R$160 million (U.S.$69 million) at their annual general shareholders’ meetings in March of 2006.
Our Pension and Health Care Plans
     We sponsor a contributory defined benefit pension plan known as PETROS, which covers approximately 60.7% of our employees. The principal objective of PETROS has been to supplement the social security pension benefits of our employees, as well as employees of our Brazilian subsidiaries and affiliates, certain other companies and PETROS itself. Employees that participate make mandatory monthly contributions. Our historical funding policy has been to make annual contributions to the plan in the amount determined by actuarial appraisals. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. We made contributions of U.S.$570 million in 2005, as compared to contributions of U.S.$435 million in 2004. We recorded a liability of U.S.$3,833 million in 2005, U.S.$3,081 million in 2004 and U.S.$2,055 million in 2003 for the excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation. See Note 18 to our audited consolidated financial statements.
     In addition, some of our consolidated subsidiaries, including PEPSA and Liquigás, have their own defined benefit plans.
     Since the PETROS plan is not admitting new participants since August 9, 2002, employees hired since that date are covered by specific insurance policies, and will continue to be covered by such policies until we are able to offer them a supplemental pension plan.
     In 2003, we formed a task force with representatives of the National Union of Oil Workers (FUP) and with PETROS, among others, in order to evaluate alternatives to a new model for the our supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits.
     We have worked to develop proposals with the petroleum union and others representatives, in order to evaluate alternatives for a new model for our supplementary pension plan. We held meetings with these entities to consider questions relative to the Petros Plan and when the proposal for a new plan will be completed. One of the principal objectives of the negotiations was to define a solution to the technical deficit of the Petros Plan and also to solve the problems of structural and diagnostic issues raised in the FUP and union studies, while always complying with the limits imposed Brazilian law.
     On April 19, 2006 PETROBRAS’ Executive Board has made a proposal to the labor union representatives of a New Pension Plan. The proposed New Supplementary Pension Plan is based on the variable contribution model, with the capitalization of funds through individual accounts. Retirement pensions are established as a function of the balance in the account in addition to providing coverage for social security risks (disability and death during active employment) and options for payment of lifetime benefits, with a provision for transferring certain pension rights to dependents upon the death of the principal member, or in accordance with a fixed term system.
     According to SFAS No. 87 — Employers’ Accounting for Pensions (“SFAS 87”) the new plan is considered a defined-benefit pension plan and the liability related to futures benefits will be calculated on an annual basis by an independent actuary and will be recorded as component of the sponsor companies’ liabilities.
     This proposal is in the process of being submitted to participants and still requires approval by the Board of Directors which will only consider it if the adherence rate represents a substantial majority of participants.
     We maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. We manage the plan, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters, including salary levels.
     Our commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, we make benefit payments based on annual costs incurred by plan participants.
     The actuarial gains and losses arising from the differences between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees. In 2005, we have revised some of these actuarial assumptions. See Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Pension and Other Post-Retirement Benefits”
PIFCo
     With the exception of twenty-one employees of PEL, PIFCo’s personnel consist solely of Petrobras employees, and PIFCo relies on Petrobras to provide all administrative functions.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Petrobras
     Our capital stock is composed of common shares and preferred shares, all without par value. On May 31, 2006, there were 2,536,673,672 outstanding common shares and 1,849,478,028 outstanding preferred shares.
     On July 22, 2005, our shareholders approved a resolution to split each share of our capital stock into four shares. As a result of the stock split, the ratio of our common and preferred shares ADRs changed to four shares to one ADR. The stock split and change of ADR ratio became effective on September 1, 2005.
     Under the Brazilian Corporation Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares. The Brazilian government is required by law to own at least a majority of our voting stock and currently owns 55.7% of our common shares, which are our only voting shares. The

Brazilian government does not have any special voting rights, other than the right to always elect a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our by-laws.
     The following table sets forth information concerning the ownership of our common shares and preferred shares as of May 31, 2006 by the Brazilian government, certain public sector entities and our officers and directors as a group. We are not aware of any other shareholder owning more than 5% of our common shares.

	Common		Preferred
Shareholder	Shares	%	Shares	%	Total Shares	%
Brazilian government	1,413,258,228	55.7	—	—	1,413,258,228	32.2
BNDES Participações S.A.-BNDESPAR	47,246,164	1.9	287,023,667	15.5	334,269,831	7.6
Other Brazilian public sector entities	1.812.625	0.1	778.908	0.1	2.591.533	0.1
All directors and executive officers as a Group (15 persons)	9,907	—	26,928	—	36,835	—
Others	1.074.346.748	42.3	1.561.648.525	84.4	2.635.995.273	60.1
Total	2,536,673,672	100%	1,849,478,028	100%	4,386,151,700	100%
     In August 2000, the Brazilian government sold 180,609,768 of our common shares, reducing its percentage of ownership of our common shares from 84% to the current preferred 55.7%. In July 2001, BNDES sold 41,381,826 of our preferred shares, which constituted its entire holdings of our preferred shares. As of May 31, 2006, approximately 37.1% of our preferred shares and approximately 27.2% of our common shares were held of record in the United States directly or in the form of American Depositary Shares. As of May 31, 2006, we had approximately 171.670.784 record holders of preferred shares, or American Depositary Shares representing preferred shares, and approximately 172.533.688 record holders of common shares, or American Depositary Shares representing common shares, in the United States. The ratio of our common and preferred share ADRs is four shares to one ADR. This ratio was changed by the stock split effective September 1, 2005.
PIFCo
     As of December 31, 2005, PIFCo’s capital stock was composed of 50,000 shares of common stock. All of PIFCo’s issued and outstanding shares are owned by us.
Petrobras Related Party Transactions
Board of Directors
     Direct transactions with interested members of our board of directors or our executive officers require the approval of our board of directors. None of the members of our board of directors, our executive officers or close members of their families has had any direct interest in any transaction we effected which is or was unusual in its nature or conditions or material to our business during the current or the three immediately preceding financial years or during any earlier financial year, which transaction remains in any way outstanding or unperformed. In addition, we have not entered into any transaction with related parties which is or was unusual in its nature or conditions during the current or the three immediately preceding financial years, nor is any such transaction proposed, that is or would be material to our business.
     We have no outstanding loans or guarantees to the members of our board of directors, our executive officers or any close member of their families.
     For a description of the shares beneficially held by the members of our board of directors and close members of their families, see Item 6. “Directors, Senior Management and Employees—Share Ownership.”
Brazilian Government and PETROS
     We engage in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A.

     The above-mentioned transactions with Banco do Brasil had a net amount of U.S.$5,888 million as of December 31, 2005.
     As of December 31, 2005, we recorded transactions with the Brazilian government and other subsidiaries controlled by it relating to accounts receivable due to oil products supply through our consolidated subsidiary BR Distribuidora in the total amount of U.S.$684 million.
     As of December 31, 2005, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian government, our controlling shareholder, of U.S.$329 million secured by a U.S.$53 million blocked deposit account. See Item 4. “Regulation of the Oil and Gas Industry in Brazil—The Petroleum and Alcohol Account.”
     We also have restricted deposits made by us, which serve as collateral for legal proceedings involving the Brazilian government. As of December 31, 2005, these deposits amounted to U.S.$775 million.
     Additionally, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian Government in Brazil. This restriction does not apply to investment outside of Brazil. As of December 31, 2005, the value of these government securities that has been directly acquired and held by us amounted to U.S.$269 million.
     We also have accounted for related party transactions with PETROS, basically composed of government securities advanced by us to compose the plans assets. As of December 31, 2005, the value of these securities amounted to U.S.$362 million. In addition, PETROS also makes direct investments in government securities.
     For additional information regarding our principal transactions with related parties, see Note 26 to our audited consolidated financial statements.
PIFCo Related Party Transactions
     As a result of being our wholly-owned subsidiary, PIFCo has numerous transactions with us and other affiliated companies in the ordinary course of business. PIFCo’s primary business is to serve as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers and reselling crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which represents a premium to compensate PIFCo for its financing costs. Substantially all of PIFCo’s revenues are generated by transactions with us.
     Since PIFCo’s inception there have been no, and there are no proposed, material transactions with any of PIFCo’s officers and directors. PIFCo does not extend any loans to its officers and directors.

     PIFCo’s transactions with related parties resulted in the following balances in 2005 and 2004:

	December 31, 2005		December 31, 2004
	Assets	Liabilities	Assets	Liabilities
		(in millions of U.S. dollars)
Assets
Current
Accounts receivable	8,681.1	—	7,788.1	—
Notes receivable(1)	3,329.3	—	1,598.5	—
Marketable Securities	—	—	—	—
Exports Prepayment	414.5	—	152.9	—
Others	1.5	—	—	—
Other non current
Marketable securities	2,165.7	—	1,814.9	—
Notes receivable	580.0	—	338.4	—
Exports prepayment	529.4	—	1,261.8	—
Liabilities
Current
Trade accounts Payable	—	950.7	—	562.1
Notes payable(1)	—	4,346.1	—	2,881.5
Unearned income	—	176.5	—	131.3
Long-term liabilities
Notes payable (1)	—	3,734.1	—	3,553.5

Total	15,701.5	9,207.4	12,954.6	7,128.4

Current	12,426.4	5,473.3	9,539.5	3,574.9

Long-term	3,275.1	3,734.1	3,415.1	3,553.5

(1)	PIFCo’s notes receivable from and payable to Petrobras bear interest at LIBOR plus 3.0% per year.

     PIFCo’s principal transactions with related parties are as follows:

	Year ended December 31,
	2005		2004		2003
			(in millions of U.S. dollars)
	Income	Expense	Income	Expense	Income	Expense
Sales of crude oil and oil products and services
PETROBRAS	7,025.7	—	6,374.3	—	3,618.8	—
REFAP S.A.	1,405.1	—	972.1	—	794.3	—
Petrobras America, Inc.—PAI	5,487.9	—	2,734.5	—	1,109.9	—
BR Distribuidora	1.8	—	3.5	—	4.3	—
EG3 S.A.	—	—	12.9	—	10.0	—
PESA	49.5	—	21.1	—	5.8	—
Petrobras Bolívia	4.4	—	—	—	—	—
Cost of sales
PETROBRAS	—	(5,931.6)	—	(3,236.7)	—	(1,670.0)
Petrobras America, Inc.—PAI	—	(459.4)	—	(375.3)	—	(767.9)
Braspetro Oil Services Company—BRASOIL	—	—	—	(74.7)	—	(87.6)
Companhia MEGA S.A.	—	(367.5)	—	(299.4)	—	(235.9)
Eg3 S.A.	—	—	—	(60.4)	—	(74.5)
PESA	—	(187.8)	—	(72.1)	—	—
PIB.B.V.	—	(152.0)	—	(158.3)	—	—
PEBIS	—	(164.3)	—	(110.3)	—	—
REFAP	—	(109.9)	—	(4.1)	—	—
Ecuadortlc S.A.	—	(211.8)	—	—	—	—
Petrobras Colômbia	—	(196.0)	—	—	—	—
Others	—	—	—	—	—	(15.5)
Selling, general and administrative expense
PETROBRAS	—	(158.0)	—	(97.0)	—	(17.1)
Others	—	(0.1)	—	(1.7)	—	—
Financial income
PETROBRAS	580.9	—	466.1	—	313.7	—
REFAP S.A.	24.2	—	16.8	—	8.8	—
Braspetro Oil Company—BOC	15.6	—	11.0	—	14.4	—
Braspetro Oil Services Company—BRASOIL	11.5	—	15.4	—	9.4	—
PIB.B.V.	82.8	—	56.7	—	51.5	—
Marlim	—	—	1.8	—	3.3	—
Others	50.5	—	0.8	—	0.6	—
Financial expense
PETROBRAS	—	(409.5)	—	(168.4)	—	(111.0)
Others	—	(0.3)	—	(0.6)	—	(0.9)
Other Income and Expense
PNBV	—	—	—	(0.5)	—	—

Total	14,739.9	(8,348.2)	10,687.0	(4,659.5)	5,944.8	(2,980.4)

ITEM 8. FINANCIAL INFORMATION
Petrobras Consolidated Statements and Other Financial Information
     See Item 18. “Financial Statements” and “Index to Financial Statements.”
PIFCo Consolidated Statements and Other Financial Information
     See Item 18. “Financial Statements” and “Index to Financial Statements.”
Legal Proceedings
Petrobras
     We are currently subject to numerous proceedings relating to civil, criminal, administrative, environmental, labor and tax claims. Several individual disputes account for a significant part of the total amount of claims against us. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur “in connection with pending litigation, including the proceedings described below under “Environmental Claims.” See Note 21 to our audited consolidated financial statements. The table below sets forth our recorded financial provisions by type of claim:
PROVISIONS BY TYPE OF CLAIM(1)

	As of December 31,
	2005	2004
	(in millions of U.S.
	dollars)
Labor claims	7	26
Tax claims	87	73
Civil claims	79	123
Commercial claims and other contingencies	62	35

Total	235	257

(1)	Excludes provisions for contractual contingencies and tax assessments by the INSS.
     Claims against Petrobras, the parent company, which as of December 31, 2005, corresponded to approximately 40.4% of the total amount of claims against us, have decreased and the amounts paid by us in respect of legal claims against Petrobras in the last five years averaged U.S.$58 million per year. As of December 31, 2005, we estimated that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of the proceedings, was approximately U.S.$8.1 billion.
     The most significant claims are described below:
Civil claims
     On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a lawsuit against us for alleged losses suffered as a result of the sale of the share participation held by Petroquisa in various petrochemical companies included in the National Privatization Program (Programa Nacional de Desestatização). The plaintiff in the lawsuit requests that we, as controlling shareholder of Petroquisa, be compelled to reinstate the damages made to Petroquisa’s equity, as a consequence of the corporate acts that approved the minimum sales price attributed to its share participation in the capital of the privatized companies. An initial decision on January 14, 1997 held us liable to Petroquisa for damages in an amount equivalent to U.S.$3,406 million. Additionally, we were required to pay the plaintiff 5% of the indemnification amount as a premium as well as lawyers’ fees of 20% over that amount. However, since the amount due is payable to Petroquisa, not the plaintiff, and we own 99.0% of Petroquisa’s share capital, the actual disbursement, in case the decision is not dismissed, will be limited to such 25% of the damages amount, or U.S.$851 million. We appealed and prevailed in canceling the judgment, but a subsequent appellate decision on March 30, 2004 found us liable for U.S.$2,359 million, plus a 5% premium and 20% of attorney’s fees, the latter in favor of Porto Seguro. -Further, we filed appeals to both the Superior Justice Tribunal and to the Federal Supreme Court, and we are waiting for a final decision on these appeals.
     On May 28, 1981, Kallium Mineração S.A. brought an action against Companhia de Pesquisa de Recursos Minerais — CPRM seeking an indemnification of approximately U.S.$450 million for the early termination of a contract for the exploration of a potassium salt mine in Sergipe. The Brazilian Government, which had previously granted CPRM the right to develop a exploration project for the potassium salt mine, cancelled the concession to CPRM and transferred it to our former subsidiary, Petromisa. CPRM, on its turn, terminated its contract for the exploration of the mine with Kallium Mineração S.A. As a result, CPRM brought us and the Brazilian Government into the proceedings as co-defendants. On August 10, 1999, the court denied most of Kallium’s claims, but required us to indemnify all expenses incurred by Kallium for research conducted in connection with the exploration of the mine, which correspond to approximately U.S.$ 1 million. In September 1999, Kallium and we appealed the decision and both appeals were denied. We have filed additional appeals and are awaiting a judgment. The total damages amount that may be payable will be subject to monetary adjustment and to interest at 6% calculated as of the date of the filing of the lawsuit
     Several individuals have filed a lawsuit (an ação popular) against us, Repsol-YPF and the Brazilian government seeking to unwind the 2001 exchange of certain of our operating assets in Brazil for some of YPF’s operating assets in Argentina. The plaintiffs maintain that the assets exchanged were not properly valued and that, therefore, the transaction was not in our best interests. On September 5, 2002, the court granted an injunction to the plaintiffs. The Superior Court of Justice of Brazil suspended the injunction, stressing that the transaction had been approved by the Brazilian antitrust authorities, the ANP and the Brazilian Federal Audit Court. On May 15, 2005, the lawsuit was judged on the merits in our favor and the other parties appealed. We are awaiting a final disposition on the merits.
     On March 9, 2006, Barracuda Caratinga Leasing Company B.V. (BCLC), the special purpose company that currently owns the assets of the project, represented by Petrobras (as Construction and Operations Manager), commenced an arbitration against KBR pursuant to the provisions of the EPC Contract as amended between BCLC and KBR. BCLC is seeking damages in the amount of approximately U.S.$220 million plus interest for the costs of monitoring and replacing defective stud bolts, plus the costs and expenses of the arbitration. On March 17, 2006, KBR responded with its counter-notice seeking dismissal of BCLC’s claim and approximately U.S.$22 million in damages for replacement costs of stud bolts that were replaced by KBR. The parties are proceeding to arbitration. Each party has chosen its party-appointed arbitrator, a third arbitrator will be selected and the proceedings will commence in due course.
     On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. As a result of this spill, several individual damage lawsuits were filed by fishermen of the State of Rio de Janeiro. The lawsuits currently in course correspond to an aggregate amount of approximately R$52 million. In addition, the Federation of Fishermen of the State of Rio de Janeiro filed a lawsuit against us claiming damages of approximately R$537 million. On February 7, 2002, the judge hearing this matter found that damages were due, but not in the amount claimed. Both parties appealed this decision. On October 8, 2002, the Court of Appeals of the State of Rio de Janeiro denied the appeal filed by the plaintiff and dismissed the claim with respect to all fishermen who had already settled their claims against us or who had already filed individual lawsuits against us, and also with respect to certain other fishermen. These dismissals dramatically reduced the number of plaintiffs who could be entitled to damages. We have filed additional appeals and all of them were denied. A report was issued by an expert of the Court of Appeals and we have already contested it. Court experts are currently evaluating the damages caused.
     In November 2005, two employees from Finarge Armamento Genoveses S.r.I., an Italian company that renders transportation services to our Company, filed a lawsuit against us in Genova courts, requesting indemnification for rescuing an adrift platform. Such lawsuit is based on Sections 2, 3 and 10 of the Brussels

Convention, which provides that those who assist adrift vessels are entitled to an indemnification. The amount of the indemnification will be established by the Italian judge, but it shall not exceed the value of the transported platform. The plaintiffs estimated the value of the platform in U.S.$130 million. We have not yet presented an answer and, according to our insurance policy for this platform, we believe the value of the platform does not exceed U.S.$20 million.
In 2001, we entered into joint venture agreements with certain companies (among them El Paso) in connection with Merchant Projects for the purpose of selling energy on the spot market. These agreements provided for the payment of certain contingency contributions by us in the case that the revenues from the contracts for purchase and sale of energy were not sufficient to offset certain costs. Our projections for the Brazilian energy market did not materialize and we made contingency contribution payments systematically each month.
During 2004, we tried to negotiate with El Paso without success and initiated arbitral and judicial proceedings aiming the cease the contingency contribution payments. In the arbitration proceeding in 2005, the parties settled upon certain points, in order to end the pending dispute. Hence, on March 11, 2006, we signed a Quota Purchase Agreement, or QPA, in which El Paso Energy Cayger II Company, El Paso Energy Cayger III Company and El Paso Energy Cayger IV Company sold all of the quotas of El Paso Rio Grande Ltda and El Paso Rio Claro Ltda to us.
The acquisition of the quotas of these two companies ended the existing dispute between Petrobras and the El Paso Group relating to the contingent contributions of UTE Macaé Merchant, the gas-fired power plant owned by the companies we acquired. The signing of the QPA represented an extrajudicial settlement of the dispute in accordance with Brazilian law. The settlement is reflected in a Settlement Agreement, which is an exhibit to the QPA. The Settlement Agreement terminates any arbitration or judicial proceeding relating to this matter. The value of the entire operation was U.S.$357.5 million.
Labor Claims
     We are a defendant in five labor lawsuits filed by oil workers unions with labor courts in Rio de Janeiro, Sergipe and São Paulo related to our alleged failure to index salaries in accordance with the official inflation rates published by the Brazilian government in 1989. In Rio de Janeiro and Sergipe, we lost two lawsuits and the decisions are currently being enforced. We appealed one of such lawsuits and the decision is currently under examination by the court. The comdenations in Rio de Janeiro and Sergipe refer to the months of February and August of 1989. In São Paulo, we were successful in revoking one decision and are awaiting on the judgement of one appeal before the Federal Supreme Court.
Tax Claims
     We received several tax assessments from the INSS alleging irregular presentation of documentation by construction companies and other service providers under contract with us with regard to their INSS contributions. The INSS seeks to hold us jointly and severally liable for contributions not made by these providers, as set forth by applicable law. We are analyzing each of the INSS’ assessments in order to attempt to recover payments that we made to the INSS with respect to these tax assessments. In addition, we intend to take action against service providers in order to recover any amounts paid and not recovered from the INSS, based on our right to contribution. Because it is unlikely that we will successfully obtain a reversal of the INSS’ decision through the agency’s administrative procedures, at December 31, 2005, we had a balance of U.S.$72 million in our provision to cover future payments to the INSS.
     Federal tax authorities (Delegacia da Receita Federal) have served us with a tax assessment of approximately R$566 million related to a withholding tax (IRRF) that they believe should have been paid in connection with remittances we made abroad between 1998 and 2002. On December 31, 2005, this amount corresponded to approximately R$634 million (approximately U.S.$271 million). The remittances were related to the purchase of imported oil by us. According to the federal tax authorities, such remittances corresponded to interest payments, which they believe would give rise to the tax levy they claim. However, the importation documents do not make reference to the alleged interest payments. In May 2006, we were notified that the

Delegacia da Receita Federal denied the tax assessment. However, this is not a final decision and is subject to appeal at the administrative level.
     The Brazilian Revenue Service has filed two tax assessments against us in connection with the withholding tax, or IRRF on foreign remittances of payments related to the charter of vessels of movable platform types. On February 17, 2003, the Brazilian Revenue Service served us with a tax assessment notice for R$93 million (approximately U.S.$32 million) covering disputed taxes for 1998. On December 31, 2005, this amount corresponded to approximately R$112 million (approximately U.S.$48 million). On June 27, 2003, the Brazilian Revenue Service served us with a tax assessment notice for R$3,064 million (approximately U.S.$1,066 million) covering disputed taxes for the period from 1999 to 2002. On December 31, 2005, this amount corresponded to to R$3,826 million (approximately U.S.$1,635 million). We appealed the two unfavorable rulings from the Brazilian Revenue Service with respect to these tax assessments to a higher administrative court. The administrative denied both of our appeals, upholding the tax assessments imposed by the Federal Revenue Office in Rio de Janeiro and declaring that the so-called zero tax percentage rule is not applicable to us. We will continue to appeal the tax assessment at the federal administrative level and later at the federal judicial level, if necessary.
     Certain independent distributors located throughout Brazil have brought claims against us. Collectively, these claims total approximately R$821.48 million (U.S.$394 million) and aim at the restitution of the ICMS retained from such distributors and collected by us in favor of many states, plus damages. We believe these taxes were properly collected and represent valid state value-added tax credits. However, in connection with these claims, approximately R$76 million (U.S.$32 million) in injunctive relief was declared against us in various local courts and seized from our accounts in several jurisdictions in anticipation of favorable judgments for the distributors. Upon appeal, these rulings were subsequently overruled. However, only about U.S.$2.5 million of those amounts has been returned to us so far.
Environmental Claims
     In the period between 2000 to 2005, we experienced several accidents, some of them leading to significant oil spills: 71,141 gallons in 2005, 140,000 gallons in 2004, 73,000 gallons in 2003, 52,000 gallons in 2002 and 691,000 gallons in 2001. As a result of certain of these accidents, several administrative, civil and criminal investigations and proceedings have not yet been concluded, the most significant of which are specified below. We cannot predict whether additional litigation will result from those accidents or whether any such additional proceedings would have a material adverse effect on us. See Note 21(d) to our audited consolidated financial statements.
     January 2000 spill—Guanabara Bay
     On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. We have spent approximately R$104 million in connection with the clean-up efforts and fines imposed by IBAMA in connection with this spill, and are subject to several legal proceedings that remain pending as a result of this spill, including a criminal proceeding instituted on January 24, 2001 by the Public Ministry of the State of Rio de Janeiro. The initial ruling declared the proceeding invalid by virtue of the Federal Constitution of Brazil, which permits only individuals, not legal entities, to be held criminally liable. This ruling cannot be appealed. In addition, on April 30, 2002, a decision from the court determined the conclusion of the criminal proceeding. Although this decision is favorable to us and is not subject to appeal by the plaintiff, we nevertheless appealed to the Brazilian Court of Justice (Superior Tribunal de Justiça, or STJ) in order to seek additional rulings in our favor.
     July 2000 Spill—Curitiba
     On July 16, 2000, an oil spill occurred at our President Getúlio Vargas refinery, located approximately 15 miles (24 kilometers) from Curitiba, capital of the State of Paraná, releasing approximately 1.06 million gallons of crude oil into the surrounding area. We spent approximately R$74 million on the clean-up effort and fines imposed by the State of Paraná authorities. In addition, in relation to this spill:

•	on August 1, 2000, IBAMA imposed fines in the amount of R$168 million. We contested these fines, but IBAMA subsequently upheld them. On February 3, 2003, we filed a lawsuit in order to challenge these fines and obtained an injunction that allows us to pursue a decision to this claim without posting a bond in the amount of the fines. We are currently awaiting a final disposition of this case;

•	several civil actions have been filed against us, the most important of which is a civil action filed on January 1, 2001 by the Federal Public Ministry and the Paraná State Public Ministry seeking damages of approximately R$2,300 million. On April 4, 2001, we filed our response and are still awaiting a decision; and

•	the Federal Public Ministry instituted a criminal action against us, our former president and our former superintendent of the REPAR refinery. A habeas corpus petition has currently suspended the action in favor of us, our former president and the former superintendent of the REPAR refinery. In addition, with respect to our former president and REPAR refinery’s former superintendent, the STF and STJ have each concluded their criminal proceedings. We await a final decision on the merits.
     February 2001 spill—Rivers in the State of Paraná
     On February 16, 2001, our Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled approximately 15,059 gallons of fuel oil into several rivers located in the State of Paraná. On February 20, 2001, we finalized the cleaning of the river surfaces, recovering approximately 13,738 gallons of fuel oil. As a result of the accident:
•	the Instituto Ambiental do Paraná, or IAP fined us approximately R$150 million. We contested this fine, and IAP reduced the fine to R$90 million. We contested the reduced fine, but the legal proceeding was suspended by decision of the court;

•	the Federal Public Ministry and the Paraná State Public Ministry filed a public civil action against us seeking damages of approximately R$3,700 million and to oblige us to take certain remedial steps to prevent future accidents. On July 19, 2002, we filed our response, but the legal proceeding was suspended by decision of the court; and

•	the Federal Police of the State of Paraná conducted a criminal investigation, which has been concluded.
     March 2001 gas explosion and spill—Roncador field
     On March 15, 2001, a gas explosion inside one of the columns of the P-36 production platform, located in the Roncador field (75 miles off the Brazilian coast) led to the death of 11 employees and eventual sinking of the platform. The accident also caused 396,300 gallons of oil to spill into the ocean. As a result of the accident:
•	the Federal Public Ministry filed a lawsuit on January 23, 2002 seeking the payment of R$100 million as environmental damages, among other demands. We have presented our defense to these claims and are awaiting a decision; and

•	IBAMA fined us approximately R$7 million. We are contesting these fines through administrative proceedings.
     October 2002 FPSO accident
     On October 13, 2002, a power blackout in FPSO P-34, which is located in the Barracuda-Caratinga fields, affected the ship’s water balance system and caused water to move from storage tanks located in one side of the ship to the tanks located in the opposite side, causing the FPSO to roll up to an angle of 40 degrees. Four days later, the stability of the ship had been restored, without casualties or spill of oil into the sea. As a result of the investigation of this accident, several measures to prevent similar accidents were incorporated into our Programa de Excelência Operacional, or PEO (Operational Excellence Program). In connection with the accident:
•	we executed a Termo de Ajustamento de Conduta (Agreement for Regularization of Conduct), or TAC, with IBAMA, relating to our production activities in the Campos Basin, pursuant to a Presidential Decree enacted on December 12, 2002. Under the TAC, we agreed to conduct certain actions in the Campos Basin to reduce the risk of environmental damage;

•	following the FPSO P-34 accident, the Comissão Estadual de Controle Ambiental (State Commission for Environment Control, or CECA) fined as in R$1 million because our exploration license in Campos Basin had allegedly expired. We are contesting this fine through administrative proceedings.

•	on January 16, 2003, the Federal Public Ministry filed a motion for a protective order with a request for an injunction against us, IBAMA and Agência Nacional do Petróleo (National Petroleum Agency, or ANP), in order to challenge the validity of the letter of intent and of the TAC and prevent us from obtaining from IBAMA new licenses for our platforms located in the Campos Basin. The trial judge partially accepted the plaintiff’s request for an injunction. The court suspended the injunction, upholding the validity of the TAC, which is not subject to appeal. The proceedings at the trial court will continue until the trial judge makes a final decision on the merits of the complaint, which decision would be subject to further appeals.
     Campos Basin Perforations
     On February 3, 2006 IBAMA imposed a fine on us in the amount of R$213.2 million for the performance of some perforations in the Campos basin in alleged breach of the agreement (termo de ajustamento de conduta) executed between Petrobras and IBAMA on August 11, 2004. On February 16, 2006, we contested the fine through an administrative proceeding with IBAMA, but no decision has been issued yet. We believe the perforation performed by Petrobras along the Brazilian coast, including the perforation performed on the Campos Basin, is legitimate based on IBAMA’s Previous Perforation License, Federal Government Decree of December 9, 2002, and the agreement (termo de ajustamento de conduta) executed between Petrobras and IBAMA, which is valid through December 31, 2006.
     Pollution
     On January 15, 1986, the Public Ministry of the State of São Paulo and the União dos Defensores da Terra (Union for Defense of the Earth), filed a public civil action against us and 23 other companies in the State Court of São Paulo for alleged damages caused by pollution. This lawsuit is entering the discovery phase. Although the plaintiffs alleged damages of U.S.$89,500 in an initial pleading filed with the Court, the Public Ministry of the State of São Paulo has publicly stated that U.S.$800 million ultimately will be required to remedy the alleged environmental damage. The Court refused to assert joint and several liability of the defendants, and we believe that it will be difficult to determine the environmental damage attributable to each defendant.
PIFCo
     There is no litigation or governmental proceeding pending or, to PIFCo’s knowledge, threatened against PIFCo’s or any of its subsidiaries that, if adversely determined, would have a significant effect on its financial position or profitability.
Dividend Distribution
Petrobras
     The tables below describe our dividend payments for the last five fiscal years, including amounts paid in the form of interest on shareholders’ equity.

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
		(in millions of U.S. dollars)
Dividends paid to shareholders	2.104	1.785	941	999	1.702
Dividends paid to minority interests	6	24	2	19	23

	2.110	1.809	943	1.018	1.725
     For our policy on mandatory dividend distribution see Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity” and Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Mandatory Distribution.” We may change our dividend policy at any time within the limits set forth by Brazilian law.

PIFCo
     For a description of PIFCo’s dividend distribution policy, see “Items 111 through 118—Amended and Restated Memorandum and Articles of Association of PIFCo—Dividends.”
ITEM 9. THE OFFER AND LISTING
Petrobras
Trading Markets
     Our shares and ADSs are listed or quoted on the following markets:

Common Shares	São Paulo Stock Exchange (BOVESPA) — São Paulo (ticker symbol PETR3); Mercado de Valores Latinoamericanos en Euros (LATIBEX) — Madrid, Spain (ticker symbol XPBR)

Preferred Shares	São Paulo Stock Exchange (BOVESPA) — São Paulo (ticker symbol PETR4); Mercado de Valores Latinoamericanos en Euros (LATIBEX) — Madrid, Spain (ticker symbol XPBRA)

Common ADSs	New York Stock Exchange (NYSE) — New York (ticker symbol PBR)

Preferred ADSs	New York Stock Exchange (NYSE) — New York (ticker symbol PBRA)

Common Shares	Bolsa de Comercio de Buenos Aires (BCBA) — Buenos Aires, Argentina (ticker symbol APBR)

Preferred Shares	Bolsa de Comercio de Buenos Aires (BCBA) — Buenos Aires, Argentina (ticker symbol APBRA)
     Our common and preferred shares are traded on the São Paulo Stock Exchange since 1968. Our ADSs representing four common shares and our ADSs representing four preferred shares are traded on the New York Stock Exchange since 2000 and 2001, respectively. Citibank N.A. serves as the depositary for both the common and preferred ADSs. Our common and preferred shares are traded on the LATIBEX since 2002. The LATIBEX is an electronic market created in 1999 by the Madrid stock exchange in order to enable trading of Latin American equity securities in euro denominations.
     Our common and preferred shares have been traded on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) since April 27, 2006.
Price Information
São Paulo Stock Exchange
     The tables below set forth reported high and low closing sale prices in reais per common and preferred share and the reported average daily trading volume in common and preferred shares on the São Paulo Stock Exchange for the periods indicated. The table also sets forth prices in U.S. dollars per common and preferred share at the commercial market rate for the purchase of U.S. dollars, as reported by the Central Bank of Brazil, for each of the dates of such quotations. See Item 3. “Key Information—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.

	COMMON SHARES TRADED ON BOVESPA
			U.S. dollars		Average Number of
	reais per Common Share		per Common Share		Common Shares
	High	Low	High	Low	Traded per Day
2001	17.54	11.88	7.44	4.57	1,511,636
2002	15.78	9.47	6.73	2.45	1,630,564
2003	21.13	11.50	7.26	3.22	1,290,236
2004	26.93	19.14	10.09	5.99	1,330,192
2005	41.80	25.40	18.37	9.39	973,131

2004:
First Quarter	24.30	21.25	8.50	7.24	1,205,632
Second Quarter	25.33	19.14	8.77	5.99	1,587,788
Third Quarter	26.00	20.50	9.08	6.66	1,369,444
Fourth Quarter	26.93	24.63	10.09	8.61	1,153,792
2005:
First Quarter	33.08	25.40	12.40	9.39	1,224,093
Second Quarter	31.50	26.08	13.21	10.16	894,337
Third Quarter	41.80	29.58	18.33	12.49	996,648
Fourth Quarter	41.30	33.31	18.37	14.82	782,600
2006:
First Quarter	51.69	42.30	23.34	18.09	1,092,195
2005:
November	38.14	33.77	17.04	15.53	804,980
December	41.30	38.55	18.37	16.83	590,943
2006:
January	51.69	42.30	23.34	18.09	1,078,319
February	51.30	44.77	23.14	20.80	1,213,922
March	49.39	45.00	23.34	20.68	1,009,600
April	51.78	47.22	24.48	22.07	937,050
May	55.40	48.80	26.85	20.64	1,433,145

	PREFERRED SHARES TRADED ON BOVESPA
			U.S. dollars		Average Number of
	reais per Preferred Share		per Preferred Share		Preferred Shares
	High	Low	High	Low	Traded per Day
2001	15.53	11.24	7.28	4.48	4,315,400
2002	15.08	8.79	6.43	2.27	4,269,480
2003	19.37	10.40	6.67	2.90	4,584,204
2004	24.47	16.80	9.17	5.26	4,825,476
2005	37.21	22.74	16.50	8.37	4,578,877
2004:
First Quarter	22.05	19.45	7.74	6.64	5,264,380
Second Quarter	22.13	16.80	7.66	5.26	5,293,356
Third Quarter	23.46	18.50	8.21	6.01	4,297,276
Fourth Quarter	24.47	22.40	9.17	7.93	4,458,008
2005:
First Quarter	28.94	22.74	10.86	8.37	4,957,720
Second Quarter	27.70	22.98	11.62	8.87	3,952,243
Third Quarter	37.01	26.03	16.25	10.84	4,638,194
Fourth Quarter	37.21	29.46	16.50	13.11	4,790,216
2006:
First Quarter	47.00	38.09	21.50	16.29	6,257,082
2005
November	34.55	30.85	15.53	14.07	4,961,148
December	37.21	35.00	16.50	15.24	3,698,110
2006:
January	47.00	38.09	21.22	16.29	5,375,848
February	46.75	40.80	21.11	18.94	7,258,169
March	45.50	40.90	21.50	18.75	6,278,227
April	46.69	43.29	22.13	20.26	5,604,167
May	48.15	42.50	23.33	17.96	7,473,100
New York Stock Exchange
     The tables below set forth the reported high and low closing sale prices per ADSs representing four common shares and ADSs representing four preferred shares and their reported average daily trading volume on the New York Stock Exchange for the periods indicated.

	COMMON SHARE ADS TRADED ON THE NYSE
			U.S. dollars per		Average Number
	reais per ADS representing		ADS representing		of ADS representing
	One Common Share		One Common Share		One Common
	High	Low	High	Low	Share Traded per Day
2001	69.46	47.58	30.06	18.14	838,939
2002	63.58	36.91	27.30	9.55	1,223,509
2003	84.77	46.21	29.27	12.94	1,044,189
2004	107.74	77.77	40.37	24.35	1,371,604
2005	167.06	101.24	73.40	37.41	1,754,301
2004:
First Quarter	98.74	85.82	34.11	29.28	1,546,458
Second Quarter	101.45	77.77	35.14	24.35	1,641,156
Third Quarter	103.48	81.99	36.05	26.86	1,106,792
Fourth Quarter	107.74	98.05	40.37	34.43	1,205,897
2005:
First Quarter	131.47	101.24	49.81	37.41	1,967,233
Second Quarter	126.29	104.29	52.97	41.00	1,313,044
Third Quarter	167.06	118.03	73.37	49.54	1,808,566
Fourth Quarter	166.45	132.48	73.40	58.95	1,941,263
2006:
First Quarter	209.26	173.71	94.50	74.72	2,267,705
2005:
November	151.94	134.74	67.79	62.06	1,896,714
December	166.45	155.80	73.40	67.16	1,426,200
2006:
January	209.26	173.71	94.50	74.72	2,247,450
February	203.72	179.02	91.65	83.11	2,300,853
March	196.45	180.85	92.83	82.69	2,257,935
April	211.15	188.51	99.53	88.44	2,252,600
May	220.63	191.98	106.92	82.39	3,591,950

	PREFERRED SHARE ADS TRADED ON THE NYSE
			U.S. dollars per		Average Number
	reais per ADS representing		ADS representing		of ADS representing
	One Preferred Share		One Preferred Share		One Preferred Share
	High	Low	High	Low	Traded per Day
2001	62.05	44.76	29.38	17.70	533,883
2002	60.81	34.40	25.95	8.90	683,403
2003	77.50	41.57	26.79	11.63	671,236
2004	97.94	66.59	36.70	20.85	818,145
2005	150.34	89.91	66.20	33.43	1,184,789

2004:
First Quarter	88.26	78.53	30.99	26.76	797,526
Second Quarter	88.31	66.59	30.59	20.85	925,295
Third Quarter	92.92	73.43	32.37	24.11	693,322
Fourth Quarter	97.94	89.27	36.70	31.67	859,141
2005:
First Quarter	115.73	90.84	43.62	33.43	1,567,575
Second Quarter	110.87	89.91	46.50	35.60	904,878
Third Quarter	147.74	103.74	64.93	42.78	1,161,931
Fourth Quarter	150.34	118.14	66.20	52.57	1,121,729
2006:
First Quarter	190.88	157.93	86.20	67.75	1,317,177
2005:
November	138.69	122.74	61.88	56.09	1,149,305
December	150.34	141.65	66.20	60.61	796,524
2006:
January	190.88	157.93	86.20	67.75	1,305,980
February	184.82	162.61	83.85	75.49	1,267,253
March	181.93	164.50	85.97	74.98	1,368,157
April	190.55	172.89	89.82	81.02	1,267,942
May	193.04	167.47	93.55	71.67	1,842,509
Markets
The São Paulo Stock Exchange
     In Brazil, securities are traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities.
     If you were to trade in our common or preferred shares on the São Paulo Stock Exchange, your trade would settle in three business days after the trade without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, or Companhia Brasileira de Liquidação e Custódia, known as CBLC.
     The São Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a number of authorized nonmembers. The São Paulo Stock Exchange opens electronic trading sessions each day from 11:00 a.m. to 6:00 p.m. Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 5:00 p.m. Brazil local time, to closely mirror New York Stock Exchange trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Sistema de Negociação Assistida por Computador (Computer Assisted Trading System) on the São Paulo Stock Exchange. The São Paulo Stock Exchange also permits trading from 6:45 p.m. to 7:30 p.m. (or from 5:45 p.m. to 7:00 p.m. during daylight savings time in the United States) on an online system connected to traditional and internet brokers called the “After Market.” Trading on the

After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.
     In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of thirty minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.
     The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2005, the aggregate market capitalization of the 339 companies listed on the São Paulo Stock Exchange was approximately U.S$482 billion and the ten largest companies represented approximately 52% of the total market capitalization of all listed companies. All the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, but in most cases, less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.
     Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a non-Brazilian holder) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on the São Paulo Stock Exchange in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction.
     The Brazilian custodian for the common and preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, register with the Central Bank of Brazil to remit U.S. dollars abroad for payments of dividends, any other cash distributions or sales proceeds upon the disposition in Brazil of the shares. In the event that a holder of ADSs exchanges ADSs for common or preferred shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares or distributions relating to the common shares, unless the holder obtains a new registration. See Item 10. “Additional Information—Exchange Controls” and “—Additional Information—Brazilian Tax Considerations—Taxation of Gains” for a description of exchange controls and certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.
Regulation of the Brazilian Securities Markets
     The Brazilian securities markets are principally governed by Law No. 6,385 of December 7, 1976, and the Brazilian Corporation Law, each as amended and supplemented, and by regulations issued by the CVM, which has regulatory authority over the stock exchanges and securities markets generally, the National Monetary Council, and the Central Bank of Brazil, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.
     Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as we are, or privately held (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common and preferred shares are listed and traded on the São Paulo Stock Exchange and may also be traded privately, subject to some limitations.

     To be listed on the São Paulo Stock Exchange, a company must apply for registration with the CVM and the São Paulo Stock Exchange.
     We have the option to ask that trading in our securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the São Paulo Stock Exchange.
     The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the intermediaries.
PIFCo
     PIFCo’s common stock is not registered and there is no trading market for it. PIFCo’s Senior Notes are listed in the Luxembourg Stock Exchange. PIFCo’s other debt securities have not been listed on any securities exchange.
ITEM 10. ADDITIONAL INFORMATION
Memorandum and Articles of Incorporation of Petrobras
General
     We are a publicly traded company duly registered with the CVM under No. 951-2. Article 3 of our bylaws establishes our corporate purposes as research, prospecting, extraction, processing, trade and transportation of crude oil from wells, shale and other rocks, of its derivatives, natural gas and other fluid hydrocarbons, as well as other related or similar activities, such as activities connected with energy, including research, development, production, transportation, distribution, sale and trade of all forms of energy, as well as other related or similar activities. We may conduct outside Brazil, directly or through our subsidiaries, any of the activities within our corporate purpose.
Qualification of Directors
     Brazilian law provides that only shareholders of a company may be appointed to its board of directors, but there is no minimum share ownership or residency requirement for qualification as a director. Members of our board of executive officers must be Brazilian nationals and reside in Brazil. Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office. Under our bylaws, shareholders set the aggregate compensation payable to directors and executive officers. The Board of Directors allocates the compensation among its members and the executive officers.
Allocation of Net Income
     At each annual general shareholders’ meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. The Brazilian Corporation Law defines net profits as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with the Brazilian Corporation Law, the amounts available for dividend distribution or payment of interest on shareholders’ equity equals net profits less any amounts allocated from such net profits to the legal reserve.
     We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital. The legal reserve can only be used to offset losses or to increase our capital.
     As long as we are able to make the minimum mandatory distribution described below, we must allocate an amount equivalent to 0.5% of subscribed and fully paid-in capital at year-end to a statutory reserve. The reserve is used to fund the costs of research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the subscribed and fully paid-in capital stock.
     Brazilian law also provides for three discretionary allocations of net profits that are subject to approval by the shareholders at the annual general shareholders’ meeting, as follows:
•	first, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the reasons justifying the reserve cease to exist, or written off in the event that the anticipated loss occurs;

•	second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, this excess may be allocated to an unrealized revenue reserve. The Brazilian Corporation Law defines realized net profits as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations whose financial results take place after the end of the next succeeding fiscal year; and

•	third, a portion of our net profits that exceeds the minimum mandatory distribution may be allocated to fund working capital needs and investment projects, as long as such allocation is based on a capital budget previously approved by our shareholders. Capital budgets for more than one year must be reviewed at each annual shareholders’ meeting.
Mandatory Distribution
     Under Brazilian Corporation Law, the bylaws of a Brazilian corporation may specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends or interest on shareholders’ equity, also known as the mandatory distributable amount, which cannot be lower than 25% of the adjusted net profit for the fiscal year. Under our bylaws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of our net profits, after the allocations to the legal reserve, contingency reserve and unrealized revenue reserve. Furthermore, the net profits that are not allocated to the reserves above to fund working capital needs and investment projects as described above or to the statutory reserve must be distributed to our shareholders as dividends or interest on shareholders’ equity.
     The Brazilian Corporation Law, however, permits a publicly held company, such as ours, to suspend the mandatory distribution if the board of directors and the fiscal council report to the annual general shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors must file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be allocated to a special reserve and, if not absorbed by subsequent losses, shall be distributed as soon as the financial condition of the company permits such payments.
Payment of Dividends and Interest on Shareholders’ Equity
     We are required by the Brazilian Corporation Law and by our bylaws to hold an annual general shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year.

     Law No. 9,249 of December 26, 1995, as amended, provides for distribution of interest attributed to shareholders’ equity to shareholders as an alternative form of distribution. Such interest is limited to the daily pro rata variation of the TJLP interest rate, the Brazilian government’s long-term interest rate.
     We may treat these payments as a deductible expense for corporate income tax and social contribution purposes, but the deduction cannot exceed the greater of:
•	50% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; or

•	50% of retained earnings.
     Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% or 25%. The 25% rate applies if the beneficiary is resident in a tax haven. See “—Brazilian Tax Considerations.” The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distribution of dividends. Under the Brazilian Corporation Law, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory dividend.
     Under the Brazilian Corporation Law and our bylaws, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. The amounts of dividends due to our shareholders are subject to financial charges at the SELIC rate (an interest rate applicable to certain Brazilian government securities) from the end of each fiscal year through the date we actually pay such dividends. Shareholders have a three-year period from the dividend payment date to claim dividends or interest payments with respect to their shares, after which the amount of the unclaimed dividends reverts to us.
     Holders of preferred shares are entitled to priority in the distribution equal to the greater of a 5% of their pro rata share of our paid-in capital, or 3% of their shares book value with a participation equal to the common shares in corporate capital increases obtained from the incorporation of reserves and profits.
     Our board of directors may distribute dividends or pay interest based on the profits reported in interim financial statements. The amount of interim dividends distributed cannot exceed the amount of our capital reserves.
Shareholders’ Meetings
     Our shareholders have the power to decide on any matters related to our corporate purposes and to pass any resolutions they deem necessary for our protection and development, through voting at a general shareholders’ meeting.
     We convene our shareholders’ meetings by publishing a notice in the Diário Oficial da União (Official Gazette), Jornal do Commercio, Gazeta Mercantil and Valor Econômico. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s agenda and, in the case of a proposed amendment to the bylaws, an indication of the subject matter. For ADS holders, we are required to provide notice to the ADS depositary at least 30 calendar days prior to a shareholders’ meeting.
     The board of directors or, in some specific situations set forth in the Brazilian Corporation Law, the shareholders, call our general shareholders’ meetings. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact, so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The attorney-in-fact’s power of attorney must comply with certain formalities set forth by Brazilian law.

     In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the meeting. However, in the case of a general meeting to amend our bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is present, the board may call a second meeting giving at least eight calendar days notice prior to the scheduled meeting in accordance with the rules of publication described above. The quorum requirements will not apply to the second meeting, subject to the voting requirements for certain matters described below.
Voting Rights
     Pursuant to the Brazilian Corporation Law and our bylaws, each of our common shares carries the right to vote at a general meeting of shareholders. The Brazilian government is required by law to own at least a majority of our voting stock. Pursuant to our bylaws, our preferred shares generally do not confer voting rights.
     Holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:
•	amend our bylaws;

•	approve any capital increase beyond the amount of the authorized capital;

•	approve any capital reduction;

•	approve the appraisal of any assets used by a shareholder to subscribe for our shares;

•	elect or dismiss members of our board of directors and fiscal council, subject to the right of our preferred shareholders to elect or dismiss one member of our board of directors and to elect one member of our fiscal council;

•	receive the yearly financial statements prepared by our management and accept or reject management’s financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures, except for the issuance of non-convertible unsecured debentures, which may be approved by our board of directors;

•	suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our bylaws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions to approve corporate restructurings, such as mergers, spin-offs and transformation into another type of company;

•	participate in a centralized group of companies;

•	approve the disposal of the control of our subsidiaries;

•	approve the disposal of convertible debentures issued by our subsidiaries and held by us;

•	establish the compensation of our senior management;

•	approve the cancellation of our registration as a publicly-traded company;

•	decide on our dissolution or liquidation;

•	waive the right to subscribe to shares or convertible debentures issued by our subsidiaries or affiliates; and

•	choose a specialized company to work out the appraisal of our shares by economic value, in cases of the canceling of our registry as a publicly-traded company or deviation from the standard rules of corporate governance defined by a stock exchange or an entity in charge of maintaining an organized over-the-counter market registered with the CVM, in order to comply with such corporate governance rules and with contracts that may be executed by us and such entities.
     Except as otherwise provided by law, resolutions of a general shareholders’ meeting are passed by the majority of the outstanding common shares. Abstentions are not taken into account.
     The approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions involving our company:
•	reduction of the mandatory dividend distribution;

•	merger into another company or consolidation with another company, subject to the conditions set forth in the Brazilian Corporation Law;

•	participation in a group of companies subject to the conditions set forth in the Brazilian Corporation Law;

•	change of our corporate purpose, which must be preceded by an amendment in our bylaws by federal law as we are controlled by the government and our corporate purpose is established by law;

•	cessation of the state of liquidation;

•	spin-off of a portion of our company, subject to the conditions set forth in the Brazilian Corporation Law;

•	transfer of all our shares to another company or receipt of shares of another company in order to make the company whose shares are transferred a wholly-owned subsidiary of such company, known as incorporação de ações; and

•	approval of our liquidation.
     According to the Brazilian Corporation Law, the following actions shall be submitted for approval by the outstanding adversely affected preferred shares before they are submitted for approval of al least half of the issued and outstanding common shares:
•	creation of preferred shares or increase in the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by the company’s bylaws;

•	change in the preferences, privileges or redemption or amortization conditions of any class of preferred shares; and

•	creation of a new class of preferred shares entitled to more favorable conditions than the existing classes.

     Decisions on our transformation into another type of company require the unanimous approval of our shareholders, including the preferred shareholders, and an amendment of our bylaws by the federal law.
     Our preferred shares will acquire voting rights if we fail to pay the minimum dividend to which such shares are entitled for three consecutive fiscal years. The voting right shall continue until payment has been made. Preferred shareholders also obtain the right to vote if we enter into a liquidation process.
     Under Brazilian Corporation Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates. Furthermore, minority common shareholders holding at least 10% of our voting capital also have the right to appoint or dismiss one member to or from our fiscal council.
     Preferred shareholders holding, individually or as a group, 10% of our total capital have the right to appoint and/or dismiss one member to or from our board of directors. Preferred shareholders have the right to separately appoint one member to or from our fiscal council.
     Our bylaws provide that, independently from the exercise of the rights above granted to minority shareholders, through cumulative voting process, the Brazilian government always has the right to appoint the majority of our directors.
Preemptive Rights
     Pursuant to the Brazilian Corporation Law, each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to the number of shares held by them. In the event of a capital increase that would maintain or increase the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to newly issued preferred shares only. In the event of a capital increase that would reduce the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to any new preferred shares in proportion to the number of shares held by them, and to common shares only to the extent necessary to prevent dilution of their interests in our total capital.
     A period of at least 30 days following the publication of notice of the issuance of new shares or securities convertible into shares is allowed for exercise of the right, and the right is negotiable. According to our bylaws, our board of directors may eliminate preemptive rights or reduce the exercise period in connection with a public exchange made to acquire control of another company or in connection with a public offering of shares or securities convertible into shares.
     In the event of a capital increase by means of the issuance of new shares, holders of ADSs, of common or preferred shares, would have, except under circumstances described above, preemptive rights to subscribe for any class of our newly issued shares. However, you may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See Item 3. “Key Information—Risk Factors—Risks Relating to our Equity and Debt Securities.”
Redemption and Rights of Withdrawal
     Brazilian law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest.

     This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares in the event that we decide:
•	to create preferred shares or to increase the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by our bylaws; or

•	to change the preferences, privileges or redemption or amortization conditions of any class of preferred shares or to create a new class of preferred shares entitled to more favorable conditions than the existing classes.
     Holders of our common shares may exercise their right of withdrawal in the event we decide:
•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporation Law; or

•	to participate in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein.
     The right of withdrawal may also be exercised by our dissenting shareholders in the event we decide:
•	to reduce the mandatory distribution of dividends;

•	to change our corporate purposes;

•	to spin-off a portion of our company, subject to the conditions set forth in the Brazilian Corporation Law;

•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly-owned subsidiary of our company, known as incorporação de ações; or

•	to acquire control of another company at a price, which exceeds the limits set forth in the Brazilian Corporation Law, subject to, the conditions set forth in the Brazilian Corporation Law.
     This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporação de ações, as described above, or consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.
     Any redemption of shares arising out of the exercise of such withdrawal rights would be made based on the book value per share, determined on the basis of the last balance sheet approved by our shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting. The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.
Other Shareholders’ Rights
     According to the Brazilian Corporation Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of some specific rights, such as:
•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	the right to supervise the management of the corporate business as specified in the Brazilian Corporation Law;

•	the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be set out in the bylaws); and

•	the right to withdraw from the company in the cases specified in the Brazilian Corporation Law.
Liquidation
     In the event of a liquidation, holders of preferred shares are entitled to receive, prior to any distribution to holders of common shares, an amount equal to the paid-in capital with respect to the preferred shares.
Conversion Rights
     According to our bylaws, our common shares are not convertible into preferred shares, nor are preferred shares convertible into common shares.
Liability of Our Shareholders for Further Capital Calls
     Neither Brazilian law nor our bylaws provide for capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of the shares subscribed or acquired.
Form and Transfer
     Our shares are registered in book-entry form and we have hired Banco do Brasil to perform all the services of safe-keeping and transfer of shares. To make the transfer, Banco do Brasil makes an entry in the register, debits the share account of the transferor and credits the share account of the transferee.
     Our shareholders may choose, at their individual discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions, which have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a registry of beneficial shareholders maintained by the CBLC and is treated in the same manner as our registered shareholders.
Dispute Resolution
     Our bylaws provide for mandatory dispute resolution through arbitration, in accordance with the rules of the Câmara de Arbitragem do Mercado (Market Arbitration Chamber), with respect to any dispute regarding us, our shareholders, the officers, directors and fiscal council members and involving the provisions of the Brazilian Corporation Law, our bylaws, the rules of the National Monetary Council, the Central Bank of Brazil and the CVM or any other capital markets legislation, including the provisions of any agreement entered into by us with any stock exchange or over-the-counter entity registered with the CVM, relating to adoption of differentiated corporate governance practices.
     However, decisions of the Brazilian government, as exercised through voting in any general shareholders’ meeting, are not subject to this arbitration proceeding, in accordance with Article 238 of the Brazilian Corporation Law.

Self-dealing Restrictions
     Our controlling shareholder, the Brazilian government, and the members of our board of directors, board of executive officers and fiscal council are required, in accordance with our bylaws, to:
•	refrain from dealing with our securities either in the one-month period prior to any fiscal year-end, up to the date when our financials are published, or in the period between any corporate decision to raise or reduce our stock capital, to distribute dividends or stock, and to issue any security, up to the date when the respective public releases are published; and

•	communicate to us and to the stock exchange their periodical dealing plans with respect to our securities, if any, including any change or default in these plans. If the communication is an investment or divestment plan, the frequency and planned quantities must be included.
Restrictions on Non-Brazilian Holders
     Non-Brazilian holders face no legal restrictions on the ownership of our common or preferred shares or of ADSs based on our common or preferred shares, and are entitled to all the rights and preferences of such common or preferred shares, as the case may be.
     However, the ability to convert dividend payments and proceeds from the sale of common or preferred shares or preemptive rights into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank of Brazil. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution No. 2,689 may buy and sell securities on the São Paulo Stock Exchange without obtaining a separate certificate of registration for each transaction.
     In addition, Annex III to Resolution No. 1,289 of the National Monetary Council, as amended, known as Annex III Regulations, allows Brazilian companies to issue depositary receipts in foreign exchange markets. We currently have an ADR program for our common and preferred shares duly registered with the CVM and the Central Bank of Brazil. The proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign investment controls.
Transfer of Control
     According to Brazilian law and our bylaws, the Brazilian government is required to own at least the majority of our voting shares. Therefore, any change in our control would require a change in the applicable legislation.
Disclosure of Shareholder Ownership
     Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired or sold an interest corresponding to 5% of the total number of shares of any type or class must disclose its share ownership or divestment to the CVM and the São Paulo Stock Exchange. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease by 5% or more in ownership of shares of any type or class must be similarly disclosed.
Memorandum and Articles of Association of PIFCo
Register
     PIFCo is an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law, as amended, with company registration number 76600. PIFCo registered and filed its Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997. The company adopted a revised amended and restated memorandum and articles of association by sole shareholder special resolution on October 21, 2005. PIFCo was initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of PIFCo’s shareholders to Petrobras International Finance Company on September 25, 1997. Since October 21, 2005, there have been no subsequent amendments to PIFCo’s Memorandum and Articles of Association.
Objects and Purposes
     PIFCo’s Memorandum and Articles of Association grants PIFCo full power and authority to conduct marketing, sales, financing, purchase, storage and transportation of petroleum, natural gas and all other hydrocarbons and by-products thereof and any business incidental thereto.
     As a matter of Cayman Islands law, PIFCo cannot trade in the Cayman Islands except in furtherance of the business carried on outside the Cayman Islands.
Directors
     Directors may vote on a proposal, arrangement or contract in which they are interested. However, interested directors must declare the nature of their interest at a directors’ meeting. If the interested directors declare their interest, their votes are counted and they are counted in the quorum of such meeting.
     The directors may, in PIFCo’s name, exercise their powers to borrow money, issue debt securities and to mortgage or charge any of the undertaking or property of PIFCo and are generally responsible for its day-to-day management and administration.
     Directors are not required to own shares.
Rights and Obligations of Shareholders
Dividends
     Shareholders may declare dividends in a general meeting but the dividends cannot exceed the amount recommended by the directors. The directors may pay the shareholders interim dividends and may, before recommending any dividend, set aside reserves out of profits. The directors can invest these reserves in their discretion or employ them in PIFCo’s business.
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
Redemption
     PIFCo may issue shares, which are redeemable by PIFCo or by its shareholders, on such terms and in such manner as the Directors may determine before the issuance of such shares. PIFCo may repurchase its own shares on such terms and in such manner as the Directors may determine and agree with the relevant shareholder.

Shareholder Rights Upon Liquidation
     If PIFCo is liquidated, the liquidator may (in accordance with an ordinary shareholder resolution):
•	set a fair value on PIFCo’s assets, divide all or part of PIFCo’s assets among the shareholders and determine how the assets will be divided among shareholders or classes of shareholders; and

•	vest all or part of PIFCo’s assets in trustees.
     Shareholders will not be compelled to accept any securities on which there is a liability.
Calls on Shares
     Directors may make calls on the shareholders to the extent any amounts remain unpaid on their shares. Each shareholder shall pay to the company the amounts called on such shares.
Change to Rights of Shareholders
     Shareholders may change the rights of their class of shares by:
•	getting the written consent of two-thirds of the shareholders of that class; or

•	passing a special resolution at a meeting of the shareholders of that class.
There are no general limitations on the rights to own shares specified by the articles.
General Meetings
     A general meeting may be convened:
•	by the directors at any time; or

•	by any two shareholders holding not less than 10% of the paid-up voting share capital of PIFCo, by written request.
     Notice of a general meeting is given to all shareholders.
     All business carried out at a general meeting is considered special business except:
•	sanctioning a dividend;

•	consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

•	appointment and removal of directors; and

•	fixing of remuneration of the auditors.
     Unanimous shareholder consent is required to carry out special business at a meeting unless notice of the special business is given in the notice of the meeting. A quorum of shareholders is required to be present at any meeting in order to carry out business. One or more shareholders holding at least a majority of the shares of PIFCo that are present in person or represented by proxy is a quorum.

     There is no requirement under Cayman Islands law to convene an annual meeting or to convene any general meeting of the shareholders. The directors are permitted to designate any general meeting of shareholders as an annual general meeting.
Liability of Shareholders
     In normal circumstances, the liability of any shareholder to PIFCo is limited to the amount, which such shareholder has agreed to pay in respect of the subscription of his shares.
Changes in Capital
     PIFCo may increase its authorized share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject.
     PIFCo may also by ordinary resolution:
•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any part of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	sub-divide existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law; and

•	cancel any shares, which, at the date of the resolution, are not held or agreed to be held by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
     PIFCo may reduce its share capital and any capital redemption reserve by special resolution in accordance with relevant provision of Cayman Islands law.
Indemnity
     PIFCo’s directors and officers are indemnified out of its assets and funds against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they incur or sustain in or regarding the conduct of PIFCo’s business or affairs in the execution or discharge of their respective duties, powers, authorities or discretions. Under PIFCo’s Memorandum of Association, directors and officers are excused from all liability to PIFCo, except for any losses, which arise as a result of such party’s own dishonesty.
Accounts
     Accounts relating to PIFCo’s affairs are kept in such manner as may be determined from time to time by the directors and may be audited in such manner as may be determined from time to time by the directors. There is, however, no requirement as a matter of Cayman Islands law to have PIFCo’s accounts audited.
Amendment of the Articles
     PIFCo may, by special resolution of the shareholders, amend its memorandum and articles of association.
Transfer out of Jurisdiction
     PIFCo may, by special resolution of the shareholders, transfer out of the Cayman Islands into any jurisdiction permitting such transfer.

Material Contracts
Petrobras
Concession Agreements with the ANP
     As provided in the Oil Law, we were granted the exclusive right, for a period of 27 years from the declaration of commercial feasibility, to exploit the crude oil reserves in all fields where we had previously commenced production. Additionally, the Oil Law established a procedural framework for us to claim exclusive exploratory rights for a period of up to three years, which was later extended to five years, with respect to areas where we could demonstrate that we had “established prospects.”In case of drilling success in this exploration period we could claim development rights. To perfect our claim to explore and develop these areas, we had to demonstrate that we had the requisite financial capacity to carry out these activities, either alone or through cooperative arrangements.
     On August 6, 1998, we signed concession contracts with the ANP relating to 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas. In May 1999, we relinquished 26 exploratory areas out of the 115 initially granted to us by the ANP, and obtained an extension of our exclusive exploration period from three to five years with respect to 34 exploration areas aggregating 44.0 million acres (178,033 square kilometers) and from three to six years with respect to two exploration areas aggregating 7.3 million acres (29,415 square kilometers).
     The areas of the concessions not awarded to us by the ANP have been, and will continue to be, awarded through public auctions conducted by the ANP. In the seven auctions conducted thus far, we acquired concession rights that were formalized by 128 concession contracts. See Item 4. “Information on the Company—Exploration, Development and Production—Exploration Activities—Exploration Bidding Rounds.”
     According to the Oil Law and under our concession agreements with the ANP we are required to pay the following:
•	signature bonuses;

•	royalties;

•	special participation charge; and

•	rentals for the occupation or retention of areas.
     The minimum signature bonuses are published in the bidding rules for the concessions being auctioned, but the actual amount is based on the amount of the winning bid and has to be paid upon the execution of the concession agreement. The rentals for the occupation and retention of the concession areas are also provided for in the related bidding rules and are payable annually. For a discussion of royalties, special participation tax and rentals, see Item 5. “Operating and Financial Review and Prospects—Effect of Taxes on Our Income.”
     With respect to onshore fields, the Oil Law also requires us to pay the owner of the land a special participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.
     For information concerning our other material contracts, see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.”
PIFCo
     For a description of PIFCo’s material agreements, see “—PIFCo Senior Notes,” “—PIFCo Global Notes” and “—Sale of Future Receivables.”

     Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all aspects by the provisions of the actual contract or other documents.
Exchange Controls
Petrobras
     There are no restrictions on ownership of the common or preferred shares by individuals or legal entities domiciled outside Brazil.
     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil may be subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank of Brazil. If any restrictions are imposed on the remittance of foreign capital abroad, they could hinder or prevent CBLC, as custodian for the common and preferred shares represented by the American Depositary Shares, or registered holders who have exchanged American Depositary Shares for common shares or preferred shares, from converting dividends, distributions or the proceeds from any sale of such common shares or preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad.
     Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689. Registration under Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See “—Brazilian Tax Considerations.”
     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.
     Under Resolution No. 2,689, a foreign investor must:
•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investments;

•	register as a foreign investor with the CVM; and

•	register its foreign investment with the Central Bank of Brazil.
     Securities and other financial assets held by a Resolution No. 2,689 investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, any transfer of securities held under Resolution No. 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization or occurring upon the death of an investor by operation of law or will.
     Holders of American Depositary Shares who have not registered their investment with the Central Bank of Brazil could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.
     Annex III Regulations provide for the issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers. The depositary of the ADSs has obtained from the Central Bank of Brazil an electronic certificate of registration with respect to our existing ADR program. Pursuant to the registration, the custodian and the depositary will be able to convert dividends and other distributions with respect to the relevant shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. Following the closing of an international offering, the electronic certificate of registration will be amended by the depositary with respect to the

ADSs sold in the international offering and will be maintained by the Brazilian custodian for the relevant shares on behalf of the depositary.
     In the event that a holder of ADSs exchanges such ADSs for the underlying shares, the holder will be entitled to continue to rely on such electronic registration for five business days after the exchange. Thereafter, unless the relevant shares are held pursuant to Resolution No. 2,689 by a duly registered investor, or a holder of the relevant shares applies for and obtains a new certificate of registration from the Central Bank of Brazil, the holder may not be able to convert into foreign currency and to remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the relevant shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a “tax haven” jurisdiction, the investor will be also subject to less favorable tax treatment. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities” and “—Brazilian Tax Considerations.”
PIFCo
     There are:
•	no governmental laws, decrees or regulations in Cayman Islands that restrict the export or import of capital, including dividend and other payments to holders of notes who are not residents of the Cayman Islands, provided that such holders are not resident in countries subject to certain sanctions by the United Nations or the European Union, and

•	no limitations on the right of nonresident or foreign owners imposed by Cayman Island law or PIFCo’s Memorandum of Association to hold or vote PIFCo’s shares.
Taxation relating to our ADSs and common and preferred shares
     The following summary contains a description of material Brazilian and U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of preferred or common shares or ADSs by a holder. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Brazil and the United States.
     This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect). This summary is also based upon the representations of the depositary and on the assumption that the obligations in the deposit agreement and any related documents will be performed in accordance with their respective terms.
     This description is not a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. Prospective purchasers of common or preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common or preferred shares or ADSs.
     There is no income tax treaty between the United States and Brazil. In recent years, the tax authorities of Brazil and the United States have held discussions that may culminate in such a treaty. We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. holders of common or preferred shares or ADSs.
Brazilian Tax Considerations
General
     The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred or common shares or ADSs, as the case may be, by a holder that is not domiciled in

Brazil, also called a non-Brazilian holder, for purposes of Brazilian taxation and, in the case of a holder of preferred or common shares, which has registered its investment in preferred or common shares at the Central Bank of Brazil as a U.S. dollar investment.
     Under Brazilian law, investors may invest in the preferred or common shares under Resolution No. 2,689 or under Law No. 4,131 of September 3, 1962. Investments under Resolution No. 2,689 afford favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all instruments and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.
     Pursuant to this rule, foreign investors must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (2) complete the appropriate foreign investor registration form; (3) register as a foreign investor with the CVM; and (4) register the foreign investment with the Central Bank of Brazil.
     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.
Taxation of Dividends
     Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the ADSs, or to a non-Brazilian holder in respect of the preferred or common shares, are currently not subject to withholding tax in Brazil.
     We must pay to our shareholders (including holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, at the SELIC rate (the interest rate applicable to certain Brazilian government securities), from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at varying rates depending on the length of period of interest accrual. The tax rate ranges from 15%, in case of interest accrued for a period greater than 720 days, to 22.5%, in case of interest accrued for a period up to 180 days. However, holders of ADSs and holders of common or preferred shares not resident or domiciled in tax haven jurisdictions (see “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”) investing under Resolution No. 2,689 are subject to such withholding tax at a reduced rate, currently at 15%.
Taxation on Interest on Shareholders’ Equity
     Any payment of interest on shareholders’ equity (see “—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity”) to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable withholding income tax rate is 25% (see “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”). The payment of interest at the SELIC rate that is applicable to payments of dividends applies equally to payments of interest on shareholders’ equity. The determination of whether or not we will make distributions in the form of interest on shareholders’ equity or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

Taxation of Gains
     For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or preferred or common shares: (1) non-Brazilian holders that are not resident or domiciled in a tax haven jurisdiction (see “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions”), and that, in the case of holders of preferred or common shares, are registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (2) other non-Brazilian holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means (including under Law No. 4,131 of 1962) and all types of investors that are located in tax haven jurisdictions. The investors identified in clause (1) above are subject to favorable tax treatment in Brazil, as described below.
     According to Law nº 10,833, dated December 29, 2003, capital gains realized on the disposition of tangible assets located in Brazil, by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% (a rate of 25% is applicable if realized by investors resident in a tax haven jurisdiction, i.e. a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). We understand the ADSs do not fall within the definition of tangible assets located in Brazil for the purposes of this law, but there is still no pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.
     The deposit of preferred or common shares in exchange for ADSs may be subject to Brazilian capital gains at the rate of 15% if the amount previously registered with the Central Bank of Brazil as a foreign investment in the preferred or common shares is lower than:
     (1) the average price per preferred or common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or
     (2) if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of the preferred or common shares calculated as above, will be considered a capital gain. Investors registered under Resolution No. 2,689 and not located in a tax haven jurisdiction are exempt from this type of taxation. The withdrawal of ADSs in exchange for preferred or common shares is not subject to Brazilian tax. On receipt of the underlying preferred or common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below in “Registered Capital.”
     Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred or common shares that occur abroad to non-Brazilian holders.
     Non-Brazilian holders which are not located in a tax haven jurisdiction are subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of the preferred or common shares that occur in Brazil or with a resident of Brazil, other than in connection with transactions on the Brazilian stock, future or commodities exchanges. With respect to proceeds of a redemption or of a liquidating distribution with respect to the preferred or common shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank of Brazil, accounted for in reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% given that such transactions are treated as a sale or exchange not carried out on the Brazilian stock, future and commodities exchanges.
     Gains realized arising from transactions on the Brazilian stock, future or commodities exchanges by an investor registered under Resolution No. 2,689 who is not located in a tax haven jurisdiction are exempt from Brazilian income tax. Otherwise, gains realized on transactions related to the Brazilian stock, future or commodities exchanges are subject to income tax at a rate of 20%.

     Therefore, non-Brazilian holders are subject to income tax imposed at a rate of 20% on gains realized on sales or exchanges of preferred or common shares that occur on the stock exchange unless such a sale is made by a non-Brazilian holder who is not resident in a tax haven jurisdiction and:
     (1) such sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period; or
     (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM.
     In these two cases, the transaction will not be subject to taxation in Brazil. The “gain realized” is for tax purposes the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any adjustment to account for inflation of the shares sold. The “gain realized” as a result of a transaction that occurs other than on the stock exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred or common shares, both such values to be taken into account in reais. There are reasonable grounds, however, to hold that the “gain realized” should be calculated based on the foreign currency amount registered with the Central Bank of Brazil, such foreign currency amount to be translated into reais at the commercial market rate on the date of such sale or exchange.
     Any exercise of preemptive rights relating to the preferred or common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred or common shares by the depositary on behalf of holders of the ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred or common shares, unless such sale or assignment is performed on the stock exchange by an investor under Resolution No. 2,689 who is not resident in a tax haven jurisdiction, in which case the gains are exempt from income tax.
     There is no assurance that the current preferential treatment for holders of the ADSs and some non-Brazilian holders of the preferred or common shares under Resolution No. 2,689 will continue in the future.
Taxation of Foreign Exchange Transactions (“IOF/Câmbio”)
     Under Decree No. 4,494 of December 3, 2002, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred or common shares or the ADSs and those under Resolution No. 2, 689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Câmbio, which is currently applicable at a zero percent rate in most transactions. However, according to Law No. 8,894 of June 21, 1994, the IOF/Câmbio rate may be increased at any time to a maximum of 25% by a decision of the Minister of Finance, but only in relation to exchange transactions carried out after the increase of the applicable rate.
Taxation on Bonds and Securities Transactions (“IOF/Títulos”)
     Law No. 8,894 created the Tax on Bonds and Securities Transactions, or IOF/Títulos, which may be imposed on any transactions involving bonds and securities carried out in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the Brazilian government may increase such rate up to 1.5% per day, but only in relation to transactions carried out after the increase of the applicable rate.
Other Brazilian Taxes
     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred or common shares or ADSs.
Tax on Bank Account Transactions (“CPMF”)
     The Contribuição Provisória sobre Movimentação Financeira (Tax on Bank Account Transactions, or CPMF), is imposed on any debit to bank accounts. As a result, transactions by the depositary or by holders of preferred or common shares, which involve the transfer of Brazilian currency through Brazilian financial institutions, are subject to the CPMF tax at a rate of 0.38%. These transactions include situations where a non-Brazilian holder transfers the proceeds from the sale or assignment of preferred or common shares by an exchange transaction, in which case the CPMF tax will be levied on the amount to be remitted abroad in reais. If we have to perform any exchange transaction in connection with ADSs or preferred or common shares, we will also be subject to the CPMF tax. The financial institution that carries out the relevant financial transaction will be responsible for collecting the applicable CPMF tax.
     Withdrawals from deposit accounts of Brazilian or non-Brazilian residents, for the acquisition of shares in public offerings registrated with CVM, but not in stock exchange, are subject to a zero percent CPMF tax rate, provided that the issuer is registered for negotiation of the shares in a stock exchange.
     The CPMF will not be levied in the liquidation of stock acquisitions in public offers registered with the Comissão de Valores Mobiliários (Securities and Exchange Commission, or CVM), provided that the issuing company is listed in a stock exchange.
Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions
     Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a beneficiary, resident or domiciliary of a country considered a tax haven is subject to withholding income tax at the rate of 25%. Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are not subject to this 25% tax, even if the beneficiary is resident in a tax haven jurisdiction. See “—Taxation of Gains.”
Registered Capital
     The amount of an investment in preferred or common shares held by a non-Brazilian holder who obtains registration under Resolution No. 2,689, or by the depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered being called registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred or common shares. The registered capital for each preferred or common share purchased as part of the international offering or purchased in Brazil after the date hereof, and deposited with the depositary will be equal to its purchase price (in U.S. dollars). The registered capital for a preferred or common share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of:
•	the average price of a preferred or common share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of withdrawal; or

•	if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such withdrawal.
     The U.S. dollar value of the average price of preferred or common shares is determined on the basis of the average of the U.S. dollar/real commercial market rates quoted by the Central Bank of Brazil information system on that date (or, if the average price of preferred or common shares is determined under the second option above, the average of such average quoted rates on the same 15 dates used to determine the average price of preferred or common shares).
     A non-Brazilian holder of preferred or common shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities.”
U.S. Federal Income Tax Considerations
     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of common or preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common or preferred shares or ADSs. This summary applies only to purchasers of common or preferred shares or ADSs who will hold the common or preferred shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common or preferred shares or ADSs on a mark-to-market basis, and persons holding common or preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.
     Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in common or preferred shares or ADSs.
     Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, for purposes of the U.S. Internal Revenue Code of 1986, or the Code a holder of an ADS will be treated as the holder of the shares of common or preferred stock represented by those ADSs, and no gain or loss will be recognized if you exchange an ADS for the shares of common or preferred stock represented by that ADS.
     In this discussion, references to ADSs refer to ADSs with respect to both common and preferred shares, and references to a “U.S. holder” are to a holder of an ADS that:
•	is a citizen or resident of the United States of America,

•	is a corporation organized under the laws of the United States of America or any state thereof; or

•	is otherwise subject to U.S. federal income taxation on a net basis with respect to the shares or the ADS.
Taxation of Distributions
     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property we distribute as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian, or by the U.S. holder in the case of a holder of common or preferred shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian, or by a U.S. holder in the case of a holder of common or preferred shares. If the custodian, or U.S. holder in the case of a holder of common or preferred shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.
     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures.
     Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated as “passive income” (or, for taxable years beginning after December 31, 2006, as “passive category income”) for foreign tax credit purposes. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.
     Holders of ADSs that are foreign corporations or nonresident alien individuals (“non-U.S. holders”) generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.
     Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.
Taxation of Capital Gains
     Upon the sale or other disposition of a share or an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the share or the ADS and the U.S. holder’s tax basis in the share or the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Capital losses may be deducted from taxable income, subject to certain limitations.
     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share or an ADS unless:

•	such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or

•	such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.
Backup Withholding and Information Reporting
     Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or common or preferred shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.
     A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.
Taxation relating to PIFCo’s notes
     The following summary contains a description of material Cayman Islands, Brazilian and U.S. federal income tax considerations that may be relevant to the purchase, ownership, and disposition of PIFCo’s debt securities. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the Cayman Islands, Brazil and the United States.
     This summary is based on the tax laws of the Cayman Islands, Brazil and the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect). This description is not a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. Prospective purchasers of notes should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of notes.
     There is no tax treaty to avoid double taxation between the Cayman Islands and the United States, the Cayman Islands and Brazil or Brazil and the United States. In recent years, the tax authorities of Brazil and the United States have held discussions that may culminate in such a treaty. We cannot predict, however, whether or when a treaty will enter into force or how it will affect the U.S. holders of notes.
Cayman Islands Taxation
     Under current law, PIFCo is not subject to income, capital, transfer, sales or other taxes in the Cayman Islands.
     PIFCo was incorporated as an exempted company under the laws of the Cayman Islands on September 24, 1997. PIFCo has received an Undertaking as to Tax Concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) which provides that, for a period of twenty years from the date thereof no law hereafter enacted in the Cayman Islands imposing any tax or duty to be levied on income or on capital assets, gains or appreciation will apply to any of PIFCo’s income or property and which is deemed to provide that no tax is to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable or in respect of shares, debentures or other of PIFCo’s obligations, or by way of withholding of any part of a payment of principal due under a debenture or other of PIFCo’s obligations.
     No Cayman Islands withholding tax applies to distributions by PIFCo in respect of the notes. Noteholders are not subject to any income, capital, transfer, sales or other taxes in the Cayman Islands in respect of their purchase, holding or disposition of the notes.

     Noteholders whose notes are brought into or issued in the Cayman Islands will be liable to pay stamp duty of up to C.I.250 on each note.
Brazil Taxation
     The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a non-resident of Brazil. The discussion is based on the tax laws of Brazil as in effect on the date hereof and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible consequences relating to an investment in the notes.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE, REDEMPTION OR REPAYMENT OF THE NOTES OR COUPONS.
     Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil (a “Non-resident”) is taxed in Brazil only when income is derived from Brazilian sources. Therefore, any gains or income paid by PIFCo in respect of the notes issued by it in favor of Non-resident noteholders are not subject to Brazilian taxes.
     Interest (including original issuer discount, or OID, fees, commissions, expenses and any other income payable by a Brazilian resident to a non-resident) is generally subject to income tax withheld at source. Currently, the rate of withholding tax is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and another country. If the recipient of the payment is domiciled in a tax haven jurisdiction, as defined by Brazilian tax regulations, the rate will be 25%.
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
     According to Law nº 10,833, dated December 29, 2003, capital gains realized on the disposition of tangible assets located in Brazil, by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% (a rate of 25% is applicable if realized by investors resident in a tax haven jurisdiction, i.e. a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). We understand the notes do not fall within the definition of tangible assets located in Brazil for the purposes of this law, but there is still no pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.
     Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Non-resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities not domiciled or residing within such states.
U.S. Federal Income Taxation
     The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to Untied States federal income tax on a net income basis in respect of the notes (a “U.S. holder”). This summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the

IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of United States federal income taxation which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt organizations, certain short-term holders of notes, persons that hedge their exposure in the notes or hold notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. Holder whose functional currency as defined in Section 985 of the code is not the U.S. dollar. U.S. holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.
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
Payments of interest
     Payments of “qualified stated interest” (as defined below) on a note (including additional amounts, if any) generally will be taxable to a U.S. holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. holder’s regular method of tax accounting. In general, if the “issue price” of a note is less than the “stated redemption price at maturity” by more than a de minimis amount, such note will be considered to have OID. The issue price of a note is the first price at which a substantial amount of such notes are sold to investors. The stated redemption price at maturity of a note generally includes all payments other than payments of qualified stated interest (as defined below).
     In general, each U.S. holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income as ordinary interest income the sum of the “daily portions” of OID on the note for all days during the taxable year that the U.S. holder owns the note. The daily portions of OID on a note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. In general, in the case of an initial holder, the amount of OID on a note allocable to each accrual period is determined by (a) multiplying the “adjusted issue price,” as defined below, of the note at the beginning of the accrual period by the yield to maturity of the note, and (b) subtracting from that product the amount of qualified stated interest allocable to that accrual period. U.S. holders should be aware that they generally must include OID in gross income as ordinary interest income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income. The “adjusted issue price” of a note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a note at a single fixed rate of interest, or subject to certain conditions, based on one or more interest indices.
     Interest income, including OID, in respect of the notes will constitute foreign source income for United sates federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive income” (or, for taxable years beginning after December 31, 2006, of “passive category income”), for purposes of computing the foreign tax credit allowable under the United states federal income tax laws. The calculation of foreign tax credits, involves the application complex of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Sale or disposition of notes
     A U.S. holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in the note generally will equal the U.S. holder’s cost for the note increased by any amounts included in gross income by such U.S. holder as OID and reduced by any payments other than payments of qualified stated interest on that note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The gain or loss realized by a U.S. holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%.
Backup Withholding and Information Reporting
     A U.S. holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. holder, unless the holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. holder’s U.S. federal income tax liability. While Non-U.S. holders generally are except from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove entitlement to this exemption.
Non-U.S. Holder
     A holder or beneficial owner of a note that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the notes. In addition, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of notes unless, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.
Documents on Display
     Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.
     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer, and accordingly, we file or furnish reports, information statements and other information with the SEC. These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the internet at the SEC’s website at http://www.sec.gov.
     Reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require us to solicit proxies from our shareholders under some circumstances. Our website is located at http://www.petrobras.com.br. The information on our website is not part of this annual report.

PIFCo Senior Notes
     PIFCo has issued three series of Senior Notes in the aggregate amount of U.S.$1,550.0 million. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The terms of each of these series of Senior Notes, and the material agreements, which set forth, their terms, are substantially similar and are summarized below.
Indentures
     PIFCo issued each series of Senior Notes pursuant to an indenture between PIFCo, as the issuer, and The Bank of New York, as trustee. The terms of the indentures require PIFCo and its subsidiaries, among other things, to:
•	pay all amounts owed by it under the indenture and the notes when such amounts are due, and perform each of its other obligations under the various transaction documents entered into by it in connection with the issuance of the notes;

•	comply with all applicable laws and maintain all necessary governmental approvals;

•	pay all uncontested taxes;

•	preserve its existence and maintain our properties;

•	maintain adequate insurance;

•	maintain its books and records in accordance with U.S. GAAP;

•	maintain an office or agency in New York for the purpose of service of process;

•	ensure that the notes continue to be its senior obligations;

•	use proceeds from the issuance of the notes for specified purposes, namely the purchase of oil imports and the repayment of short-term indebtedness;

•	give notice to the trustee of any default or event of default under the indenture or certain currency control events in Brazil;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the noteholders’ rights under the relevant transaction documents;

•	maintain the required coverage amount;

•	provide certain information to noteholders required by Rule 144A; and

•	replace the trustee upon any resignation or removal thereof.
     In addition, the terms of the indenture restrict PIFCo’s ability and the ability of its subsidiaries, among other things, to:
•	undertake certain mergers, consolidations or similar transactions;

•	create certain liens on its assets or pledge its assets; and

•	enter into certain transactions with its affiliates.
     These covenants are subject to a number of terms, conditions and further qualifications.
     The indenture also contains certain events of default, consisting of the following:
•	failure to pay principal when due;

•	failure to pay interest within 30 days of any interest payment date;

•	inaccuracy of any representation or warranty made by PIFCo or us in any transaction document or in certain specified other certificates when made;

•	breach of a covenant or agreement in the indenture, the standby purchase agreement and other relevant transaction documents by PIFCo or us;

•	acceleration of or failure to make a payment on PIFCo’s indebtedness or our indebtedness or the indebtedness of one of our material subsidiaries that equals or exceeds a specified threshold;

•	a final judgment against PIFCo, us or a material subsidiary of ours that equals or exceeds a specified threshold;

•	certain events of bankruptcy, liquidation or insolvency of PIFCo, us or any material subsidiary of ours;

•	certain events relating to the unenforceability of the relevant transaction documents against PIFCo or us;

•	the cancellation, termination (other than as permitted in the indenture) or unenforceability of the letter of credit unless an equivalent letter of credit is promptly provided or an equivalent amount in U.S. dollars is promptly deposited in the reserve account;

•	we cease to own at least 51% of PIFCo’s outstanding voting shares; and

•	we or PIFCo shall fail to comply with our obligations with respect to the required coverage amount.
Standby Purchase Agreements
     PIFCo’s Senior Notes have the benefit of credit support from us in the form of standby purchase agreements under which we are obligated to make certain payments to the trustee in the event PIFCo fails to make required payments of principal, interest and other amounts due under the Senior Notes and the indenture. Subject to certain limitations, we are required to purchase from the holders of the PIFCo notes and pay to the trustee amounts in respect of the noteholders’ right to receive:
•	the amount of any interest or other amounts not paid by PIFCo in accordance with the terms of the notes and the indenture;

•	the entire principal amount of the notes in the event PIFCo fails to do so at their expected maturity or earlier upon any redemption or acceleration of the PIFCo Senior Notes prior to the expected maturity date or, if extended, on the final maturity date; and

•	except where certain events have occurred which limit our ability to convert and transfer reais and U.S. dollars, interest on all of the foregoing amounts at a default rate, for payments beyond the date that PIFCo was required to make payment under the indenture in respect of the full principal amount of the Senior Notes.

     PIFCo will have the right to defer making payments under the Senior Notes indentures for up to 18 months, if an event of inconvertibility, untransferability or expropriation occurs that prevents us from making required payments under the standby purchase agreement.
     Obligations under the standby purchase agreement constitute direct and general senior unsecured and unsubordinated obligations of ours and rank pari passu with other senior, unsecured obligations of ours that are not, by their terms, expressly subordinated in right of payment to our obligations under the standby purchase agreement.
Letters of Credit/Political Risk Insurance
     Pursuant to the indentures, PIFCo established and maintained reserve accounts with the trustee on behalf of the holders of the Senior Notes. PIFCo was also required to issue an irrevocable standby letter of credit in favor of the trustee or provide political risk insurance for the trustee, in aggregate amounts set forth in the terms of the Senior Notes. The required coverage amount varies for each series of Senior Notes. The funds in the reserve account may be returned to PIFCo, and the required coverage amount may be reduced, under certain circumstances. PIFCo has paid all premiums on its insurance policies and/or has funded and issued standby irrevocable letters of credit, which will be replaced by other standby letters of credit or by funds in its reserve accounts.
     Amounts may be withdrawn from the reserve account and drawings may be made under the letter of credit or the political risk insurance policy to make scheduled interest payments on the Senior Notes for up to 18 months, if an event of inconvertibility, untransferability or expropriation occurs.
PIFCo Global Notes
     On March 31, 2003, PIFCo issued U.S.$400 million of Global Step-Up Notes due 2008, which bear interest from March 31, 2003 at the rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% thereafter. On July 2, 2003, PIFCo issued U.S.$500 million of 9.125% Global Notes. On September 18, 2003, PIFCo issued an additional U.S.$250 million in 9.125% Global Notes, which form a single fungible series with the U.S.$500 million Global Notes due July 2013. On December 10, 2003, PIFCo issued U.S.$750 million of 8.375% Global Notes due 2018. On September 15, 2004, PIFCo issued U.S.$600 million of 7.75% Global Notes due 2014.
     PIFCo issued these notes pursuant to our and PIFCo’s U.S.$8 billion shelf registration statement on Form F-3, which was filed with the SEC on July 2, 2002. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
     The terms of these notes are summarized below.
Indenture
     PIFCo issued the Global Notes pursuant to an indenture between PIFCo, as the issuer, and JP Morgan Chase Bank, as trustee, dated as of July 19, 2002. The U.S.$400 million Global Step-Up Notes due 2008 were supplemented by the first supplemental indenture dated as of March 31, 2003, among PIFCo, us and the trustee. The U.S.$500 million 9.125% Global Notes issued on July 2, 2003 due 2013 were supplemented by the second supplemental indenture dated as of July 2, 2003, among PIFCo, us and the trustee. The U.S.$250 million 9.125% Global Notes issued on September 18, 2003 due 2013 were supplemented by the amended and restated second supplemental indenture dated as of September 18, 2003, among PIFCo, us and the trustee. The U.S.$750 million 8.375% Global Notes due 2018 were supplemented by the third supplemental indenture dated as of December 10, 2003, among PIFCo, us and the trustee. The U.S.$600 million 7.75% Global Notes due 2014 were supplemented by the fourth supplemental indenture dated as of September 15, 2004, among PIFCo, us and the trustee. When we refer to the indenture in this section, we are referring to the indenture as supplemented by the first, second, amended and restated second, third and fourth supplemental indentures.
     The terms of the indenture require PIFCo, among other things, to
•	pay all amounts owed by PIFCo under the indenture and the notes when such amounts are due;

•	perform all other obligations under the indenture;

•	comply with all applicable laws;

•	maintain all necessary governmental approvals;

•	pay all uncontested taxes;

•	preserve its existence;

•	maintain its properties;

•	maintain adequate insurance;

•	maintain its books and records in accordance with U.S. GAAP;

•	maintain an office or agent in New York for the purpose of service of process and maintain a paying agent located in the United States;

•	ensure that the notes continue to be its senior obligations;

•	use proceeds from the issuance of the notes for specified purposes, namely the purchase of oil imports and the repayment of short-term indebtedness

•	give notice to the trustee of any default or event of default under the indenture;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the noteholders’ rights under the relevant transaction documents; and

•	replace the trustee upon any resignation or removal thereof.
     In addition, the terms of the indenture restrict PIFCo’s ability and the ability of its subsidiaries, among other things, to:
•	undertake certain mergers, consolidations or similar transactions;

•	create certain liens on PIFCo’s assets or pledge PIFCo’s assets; and

•	enter into certain transactions with PIFCo’s affiliates.
These covenants are subject to a number of terms, conditions and further qualifications.
     The indenture also contains certain events of default, consisting of the following:
•	failure to pay principal within three calendar days of its due date;

•	failure to pay interest within 30 days of any interest payment date;

•	specified representations or warranties made by us in the standby purchase agreement not being true when made;

•	breach of a covenant or agreement in the indenture or the standby purchase agreement by PIFCo or us, if not remedied within 60 calendar days;

•	acceleration of or failure to make a payment on PIFCo’s indebtedness or our indebtedness or the indebtedness of a material subsidiary of ours that equals or exceeds U.S.$100 million;

•	a final judgment against PIFCo, us or a material subsidiary of ours that equals or exceeds U.S.$100 million;

•	certain events of bankruptcy, liquidation or insolvency of PIFCo, us or any material subsidiary of ours;

•	certain events relating to the unenforceability of the notes, the indenture or the standby purchase agreement against PIFCo or us; and

•	we cease to own at least 51% of PIFCo’s outstanding voting shares.
Standby Purchase Agreement
     PIFCo’s Global Notes have the benefit of credit support from us in the form of a standby purchase agreement under which we are obligated to make certain payments to the trustee in the event PIFCo fails to make required payments of principal, interest and other amounts due under the senior Global Notes and the indenture. Subject to certain limitations, we are required to purchase from the holders of the notes and pay to the trustee amounts in respect of the noteholders’ right to receive:
•	the amount of any interest or other amounts not paid by PIFCo in accordance with the terms of the notes and the indenture;

•	the entire principal amount of the notes in the event PIFCo fails to do so at their expected maturity or earlier upon any redemption or acceleration of the notes prior to the expected maturity date;

•	the entire principal amount of the notes in the event that a holder of a note requires PIFCo to repurchase such note in accordance with the terms of the indenture; and

•	interest on all of the foregoing amounts at the rate of 1% above the note rate (the default rate), for payments beyond the date that PIFCo was required to make such payments under the indenture.
     Obligations under the standby purchase agreement constitute direct and general senior unsecured and unsubordinated obligations of ours and rank pari passu with other senior, unsecured obligations of ours that are not, by their terms, expressly subordinated in right of payment to our obligations under the standby purchase agreement.
     The Global Notes did not include a letter of credit or political risk insurance.
Sale of Future Receivables
     In connection with our exports prepayment program, PFL has received senior and junior trust certificates in the aggregate amount of U.S.$1,800.0 million. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the junior trust certificates, which amounted to U.S.$300 million as of December 31, 2005, to be set-off against the obligation of PFL to deliver future receivables, rather than paid in full, after fulfillment of all obligations pursuant to the senior trust certificates. See Item 4. “Information on the Company—Incorporation of PIFCo—PIFCo Business Overview—Export Prepayment Program.”
     On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series 2001-A2 and 2001-C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL the amount of U.S.$330.3 million related to the export prepayment program.

     On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series 2001-A1 and 2001-B) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of U.S.$333.9 million related to the export prepayment program. As a result of this prepayment, U.S.$150 million of Junior Trust Certificates were cancelled by offsetting the Certificates with the obligation to deliver future receivables.
The Prepayment Agreement
     Pursuant to a prepayment agreement entered into by us and PFL, we undertook to deliver, for as long as any Senior and Junior Trust Certificates remain outstanding, in each quarterly period, a quantity of Eligible Products having a market value equal to any scheduled payments of interest on and principal of the Senior and Junior Trust Certificates.
The Master Export Contract
     As long as any Senior Trust Certificates or any amounts payable to the insurers remain outstanding, we will deliver, in each quarterly period, a quantity of Eligible Products having a value equal to any scheduled payments of interest, principal or other amounts due under the Senior Trust Certificates. Under the Master Export Contract, we export and sell Eligible Products to PFL during each quarterly period:
•	in an amount equal to at least 80% of the total volume of all fuel oil (Heavy Fuel Oil) exported by us during that quarterly period; and

•	with a value (based upon the net invoice price at which such Eligible Products are actually sold by PFL) equal to at least:
(a) the highest aggregate amount scheduled to be paid by the Trustee in any quarterly period during the remaining term of any series of Senior Trust Certificates at the time outstanding, with respect to interest, principal and other amounts due under the Senior Trust Certificates multiplied by
(b) a factor that fluctuates between 2.0 and 3.0, depending upon the level of sales of Eligible Products by PFL that are contracted to be made under arrangements that provide for a minimum price per barrel or other hedging arrangements and the relevant minimum price or price established by such hedging arrangements.
     We also agree that our average daily gross exports of fuel oil for any rolling twelve-month period will be equal to at least 50,000 barrels of fuel oil. We are not relieved of our obligations to deliver Eligible Products under the Master Export Contract or the Prepayment Agreement, for any reason, including, without limitation, as a result of force majeure or on non-payment by PFL.
     On May 23, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities will be collateralized only by receivables from sales of fuel oil exported by PETROBRAS and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.
     The summary of the Master Export Contract that is presented above is already reflecting the amendments executed after the consent. The amendments became effective June 1, 2006.

Risk of Loss
     We fulfill our delivery obligations to PFL by delivering the Eligible Products directly to buyers on behalf of PFL. Title and risk of loss remain with us until the Eligible Products are delivered to the buyers, at which time both title and risk of loss pass to PFL and simultaneously to the buyers.
Taxes and Expenses
     We are obligated to indemnify PFL against all costs, expenses, liabilities, damages and other similar obligations which may be imposed upon, incurred or suffered by PFL in respect of any present or future taxes of any nature assessed against PFL by Brazil, the Cayman Islands, the United States or any other taxing jurisdiction.
Indemnification
     We are obligated to indemnify and hold harmless PFL, its affiliates, and their respective officers, directors, employees and agents from all suits, direct damages or other losses arising from or out of the transactions contemplated by the principal agreements, including: any negligence or willful misconduct of ours, breach of representations or warranties, claims for payment (whether in cash or kind) by any and all third parties in respect of taxes or similar charges upon the distribution, sale and transportation of any Eligible Products prior to its export, claims for payment by any and all third parties who purport to be entitled to receive any portion of the proceeds from, or any payment relating to, the sale of the Eligible Products to PFL, amounts payable by PFL in respect of any indemnification provided to other persons, and all expenses arising from or out of any tax which may be levied and assessed upon PFL in respect of any delivery, sale or resale of Eligible Products to PFL.
Negative Pledge
     So long as any senior trust certificate remains outstanding or any amount payable to an Enhancer under any of the insurance documents remains outstanding, we will not create or permit any Lien, other than a Petrobras Permitted Lien, on any of our assets or any of our subsidiaries’ assets to secure (i) any of our indebtedness, (ii) any of our subsidiaries’ indebtedness or (iii) the indebtedness of any other person, unless we contemporaneously create or permit such Lien to secure equally and ratably our obligations under the Master Export Contract and the other transaction documents to which we are a party or we provide other security for our obligations under the Master Export Contract and the other transaction documents to which we are a party as is duly approved by a resolution of the senior certificate holders in accordance with the trust deed.
Sales Agreements
     PFL sells Eligible Products purchased from us or our affiliates through the following agreements:
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
The Insurance and Reimbursement Agreements
     Each of the 2001 series and the 2003 B series of Senior Trust Certificates features credit enhancement by means of a financial guaranty insurance policy. See Item 4. “Information on the Company—PIFCo Business Overview—Exports Prepayment Programs.”
     The parties also entered into Insurance and Reimbursement Agreements pursuant to which, among other things, the Trustee has agreed to reimburse, with interest, MBIA, Ambac and XL Capital Assurance Inc., as applicable, for amounts paid pursuant to claims made under their respective financial guaranty insurance policies.
ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
Petrobras
General
     We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in commodity prices, currency exchange rates or interest rates will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.
     Although we currently produce approximately 79.6% of our crude oil requirements in Brazil, we import a substantial amount of crude oil, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products. We also export crude oil, bunker fuel, fuel oil and gasoline. Virtually all of the prices for these imports and exports are payable in U.S. dollars even though substantially all our revenues are collected in reais (despite the fact these prices are partly based on international prices). In addition, a substantial portion of our indebtedness and some of our operating expenses are, and we expect them to continue to be, denominated in or indexed to U.S. dollars or other foreign currencies. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil” for the manner in which the Brazilian government has controlled the prices we charge.
     The principal market for our products is Brazil and substantially all of our revenues are denominated in reais. We have described above under Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation” the manner in which the Brazilian government has regulated the prices we charge.
Risk Management
     The market risks we face consist principally of commodity price risk, and to a lesser extent, interest rate risk and exchange rate risk.
     Our management of risk exposures is evolving under the policies of our executive officers, acting as a group, most of whom have been in office since February 2003. In 2004, we created a Risk Management Committee comprised of members of all our business areas to promote an integrated management of our risk exposures and to establish the main guidelines to be adopted by us to handle risks related to our activities. As described below, we enter into contracts, such as energy futures, forwards, swaps and options, designed to hedge against the risk of price changes relating to our imports and exports. Such derivative commodity instruments are used only to offset market exposures resulting from these imports and exports, and are not used for trading purposes. The results of our derivative activities are reviewed by senior management from time to time to permit the goals and strategies of the program to be periodically adjusted in response to market conditions. Currently, the derivative instruments contracted by us for purposes of risk management do not qualify for hedge accounting under SFAS 133. See Notes 2(r), 22(d) and 23 to our audited consolidated financial statements.
     By using derivative instruments, we expose ourselves to credit and market risk. Credit risk is the failure of a counter party to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates or commodity prices. We address credit risk by restricting the counterparties to such derivative financial instrument to major financial institutions. Our executive officers manage market risk.
     PESA also uses derivative instruments as hedging such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk.
Commodity Price Risk
     Our sales of crude oil and oil products are based on international prices, thus exposing us to price fluctuations in the international markets.
     In order to mitigate the impact of such fluctuations, we have entered into derivative transactions, primarily futures contracts, options and swaps. Our futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecast to occur within a 30- to 360-day period. Our exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged.
     For 2005, we carried out derivative transactions on 26.8% of our total trade volume, as compared to 33.1% of our total trade volume for 2004 and 40.5% of our total trade volume for 2003. This decrease in our derivative transactions is a result of normal fluctuations in our operations. The open positions on the futures market, compared to spot market value, resulted in recognized losses of U.S.$0.6 million in 2005, U.S.$2 million in 2004 and U.S.$2 million in 2003.
     In January of 2001, we sold put options for 52 million barrels of West Texas Intermediate oil over a period from 2004 to 2007. We executed the transaction in order to protect the quantity of oil from price fluctuations and provide the institutions financing the Barracuda/Caratinga project with a minimum guaranteed margin to cover debt servicing. The puts were structured to guarantee a minimum return on investment for the institutions financing the project. The value of our position with respect to this put option resulted in no gain or losses at December 31, 2005 or 2004.
     In connection with the long-term contract to buy gas (the Gas Supply Agreement, or GSA) to supply gas-fired power plants and for other uses in Brazil, we entered into a contract, effective October 2002, with a gas producer that constituted a derivative financial instrument under SFAS No. 133. This contract, the Natural Gas Price Volatility Reduction Contract, or PVRC, with maturity in 2019, was executed with the purpose to reduce the volatility of price under the GSA. The counterparty to the PVRC is one of the gas producers that sell to the supplier under the GSA contract. Therefore, the PVRC refers to the same volumes of natural gas sold by the counterparty to the supplier under the GSA, and uses the same pricing index as the GSA contract and thus works as an economic hedge. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the GSA.
     The terms of the PVRC include a straight fixed for floating price swap for the period between inception and 2004, and for the period from 2005 to 2019, a collar with us receiving cash payments when the calculated price is over the established ceiling and we making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.
     The PVRC is being accounted for under SFAS No. 133 as a derivative instrument, since we did not satisfy the documentation required for hedge accounting, and is being marked to its calculated fair value with changes in such value recognized in income. At inception, the PVRC had a positive value to us of U.S.$169 million, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC. The liability was U.S.$144 million at December 31, 2005 and generated a gain in the amount of U.S.$ 6 million, net of deferred tax effect of U.S.$3 million.
     As of December 31, 2005, we recorded a derivative asset based on the fair value calculation in the amount of U.S.$547 million (U.S.$635 million in 2004), and a mark-to-market, or MTM, gain in the amount of U.S.$58 million, net of deferred tax effect of U.S.$29 million (a gain in the amount of U.S.$365 million, net of deferred tax effect of U.S.$188 million in 2004). Such MTM gains represent the increased value of the derivative during the year ended December 31, 2005. The MTM gains recorded in 2004 represent the increased value of the derivative from inception to December 31, 2004. The derivative gains (losses) are recorded as a component of financial income. The effects of the PVRC were not recognized from inception but the impact was immaterial and has been cumulatively recognized in 2004.
     As of March 31, 2006, the Company recorded a derivative asset based on the fair value calculation in the amount of U.S.$202 million. The reduction from the U.S.$547 million recorded on December 31, 2005 is related to the effect, predicted under the PVRC, of recent increases in taxes in Bolivia due to changes in the regulatory framework for oil and gas activities in that country. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations.”
     As of May 1, 2006, Supreme Decree 28,701 came into force in Bolivia, through which the natural hydrocarbon resources in that country were nationalized.
     The aforementioned Decree established that those fields whose average certified natural gas production in the year 2005 was greater than 100 million cubic feet per day, must distribute the amount of production according to the following: 82% to the Bolivian government (18% for royalties and participation, 32% for “Direct Tax on Hydrocarbons (IDH)” and 32% through an additional participation for YPFB) and 18% for the Companies to cover operational costs, investment amortization and remuneration.
     Those new regulations are also causing the other party involved in the PVRC to contest the contract from 2005 on, alleging, among others, force majeure and the excessive hardship.
     Based on this situation, Petrobras is currently evaluating how the implementation of these regulatory changes evolve, as well as their effect on the economic and legal environment for oil and gas companies operating in Bolivia, and any correlated impact on the PVRC.
     Considering that there are no market quotations for natural gas for such a long duration as that of the PVRC, the fair value was calculated based on simulation using a mean reversion model developed by us. The most significant model assumptions at December 31, 2005 include starting prices of crude oil of U.S.$56.91 per barrel, an average fuel oil basket (i.e., the price index of the GSA) of U.S.$42.50 per barrel and a volatility of crude oil of 23% a.a. Other parameters of the model, including the long run average of crude oil, fuel oil spread to crude, correlations and inflation indexes were estimated based on historical averages.
     A $1 per barrel increase in the market price of fuel oil under the PVRC would result in a U.S.$12 million increase in the fair value of the derivative at December 31, 2005.
     As indicated above, the accounting impacts recognized are in accordance with SFAS No. 133, whereas the economic impact and cash flow results of the transaction are to fix the price paid for natural gas supplied within a range and to receive or pay cash for price fluctuations under the GSA beyond those capped amounts. Such ceiling and floor amounts in the PVRC allow the purchase of natural gas at a price level appropriate to us, which then sells the gas in the local market to distributors at a price level that will allow the sustained development of the natural gas market in Brazil.
     The following table sets forth a sensitivity analysis demonstrating the net change in fair value of 10% adverse change for the PVRC.

Petrobars
	Quantity		+10%
	(1.000.00	Fair Value(1)	Sensitivity
Derivative maturing 2006-2019	0m3/day)	(U.S.$ millions)	(U.S.$ millions)
Gas price Collar	11.5	547	58

(1)	Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.
     International hedging activities in 2005 represented an average of 255,700 barrels of oil equivalent per day of physical movements, of which 20.8% was related to fuel oil, 15.3% was related to diesel, 36.8% was related to gasoline and 19.8% was related to crude oil, as compared to our international hedging activities in 2004 which represented an average of 310,000 barrels of oil equivalent per day of physical movements, of which 12.9% was related to fuel oil, 13.7% was related to gasoline, 13.4% was related to diesel and 60% was related to crude oil. This decrease in our international derivative transactions was a result of normal fluctuations in our operations. Of our total hedging activities in 2004, 80% were carried out by Petrobras, 11% by PIFCo and 9% by PAI.
     The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2005, which is a 10% increase in the price of the underlying commodity for Options, Futures and Swaps and a 10% decrease for Options maturing 2006-2007.

	Petrobras		Petrobras America Inc.		PIFCo		Total
		Fair		Fair		Fair		Fair	+10%
	Quantity	Value(1)		Value(1)		Value (1)		Value(1)	Sensitivity
	(1,000	(U.S.$	Quantity	(U.S.$	Quantity	(U.S.$	Quantity	(U.S.$	(U.S.$
Maturing in 2005	bbl)	millions)	(1,000 bbl)	millions)	(1,000 bbl)	millions)	(1,000 bbl)	millions	millions)
Options
Buy contracts	0	0,000	0	0,000	0	0,000	0	0,000	0,000
Sell contracts	0		0				0

Futures
Buy contracts	0	0,000	197	-0,144	0	0,000	197	-0,144	-0,018
Sell contracts	0		0				0

Swaps
Receive variable/ pay fixed	6,888	-0,655	0	0,000	138	0,150	7,026	-0,505	-0,135
Receive fixed/ pay variable	8,149		0		138		8,287

Options maturing 2006-2007(2)
Sell contracts	26,000	-0,0006							-0,000

(1)	Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

(2)	13 million barrels per year.
Interest Rate and Exchange Rate Risk
     The interest rate risk to which we are exposed is a function of our long-term debt and, to a lesser extent, our short-term debt. Our long-term debt consists principally of notes and borrowings incurred primarily in connection with capital expenditures and investments in exploration and development projects and loans to affiliated companies. Approximately 89% of our long-term debt is denominated in currencies other than reais, principally U.S. dollars, and to a lesser extent, Japanese Yen and euro-linked European currencies. Our short-term debt consists principally of U.S. dollar denominated import and export financing and working capital borrowings from commercial banks. In general, our foreign currency floating rate debt is principally subject to fluctuations in LIBOR. Our floating rate debt denominated in reais is principally subject to fluctuations in the Taxa de Juros de Longo Prazo (Brazilian long-term interest rate, or TJLP), as fixed by the National Monetary Council. See Note 13 to our audited consolidated financial statements.
     We currently do not utilize derivative instruments to manage our exposure to interest rate fluctuation. We have been considering various forms of derivatives to reduce our exposure to interest rate fluctuations and may utilize these financial instruments in the future.
     The exchange rate risk to which we are exposed is limited to the balance sheet and derives principally from the incidence of non-real denominated obligations in our debt portfolio. In the event of a depreciation of the real against the foreign currency in which our debt is denominated, we will incur a monetary loss with respect to such debt. However, a considerable part of our operating revenue is linked to the U.S. dollar since our oil product prices are based on international prices, while some expenses are not. See Item 5. “Operating and Financial Review and Prospects—General”.
     The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2005 and 2004. Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2005	2004
Real denominated	9.6%	11.3%
o/w fixed rate	0.0	0.0
o/w floating rate	9.6	11.3
Dollar denominated	87.3	84.5
o/w fixed rate	44.7	41.2
o/w floating rate (includes short-term debt)	42.6	43.3
Other currencies (primarily Yen)	3.1	4.2
o/w fixed rate	2.8	3.8
o/w floating rate	0.3	0.4

Total	100.0%	100.0%

	Total Debt Portfolio
	2005	2004
Floating Rate Debt
Real denominated	9.6%	11.3%
Foreign Currency Denominated	42.9	43.7
Fixed Rated Debt		0.0
Real denominated	0.0	45.0
Foreign Currency Denominated	47.5%

Total	100.0%	100.0%

	Total Debt Portfolio
	2005	2004
U.S. dollars	87.32%	84.52%
Euro	0.86	1.56
Japanese Yen	2.20	2.64

Brazilian reais	9.62	11.28

Total	100.0%	100.00%

     The table below provides information about our total debt obligations as of December 31, 2005, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M, CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate) as of December 31, 2005:

								Fair Value
								as of
								December 31,
	2006	2007	2008	2009	2010	2011-2022	Total	2005
Debt in EURO:
Fixed rate debt	2.4	165.5	0.8	0.2	—	—	168.9	172.3
Average interest rate	7.6%	6.8%	7.6%	7.6%	—	—
Variable rate debt	8.4	5.4	—	—	—	—	13.8	14.0
Average interest rate	8.0%	7.6%	—	—	—	—
Debt in Japanese Yen:
Fixed rate debt	74.8	67.2	98.1	54.3	32.2	95.9	422.6	425.7
Average interest rate	8.2%	6.8%	6.5%	6.3%	8.2%	5.7%
Variable rate debt	1.8	1.9	1.9	10.0	18.6	9.5	43.7	50.1
Average interest rate	9.6%	9.6%	9.6%	9.6%	9.6%	9.6%
Debt in U.S. dollars:
Fixed rate debt	1,556.5	1,611.7	1,231.0	556.6	617.1	3,897.5	9,470.5	10,390.1
Average interest rate	9.8%	8.8%	10.4%	8.8%	9.8%	8.8%
Variable rate debt	3,091.6	1,287.4	975.7	947.4	930.1	1,806.5	9,020.6	9,514.0
Average interest rate	8.7%	8.2%	8.2%	8.4%	8.7%	7.9%
Debt in Brazilian reais:
Variable rate debt	293.9	204.1	206.3	126.5	526.7	678.9	2,036.4	2,200.2
Average interest rate	16.5%	16.4%	16.3%	16.1%	16.5%	16.3%
Debt in Argentine Pesos:
Fixed rate debt	0.5	—	—	—	—	—	0.5	0.5
Average interest rate	16.4%	—	—	—	—	—
Total debt obligations	5,030.0	3,343.2	2,495.8	1,695.1	2,124.7	6,488.3	21,177.0	22,766.9

     We remain in one of the three zero-cost foreign exchange collar (combined put and call options) transactions that we entered into in 2000. The purpose of this outstanding transaction is to reduce our exposure to variations between the U.S. dollar and Euro exchange rate. This collar establishes a ceiling and a floor for the associated exchange rate. If the exchange rate falls below the defined floor, we will pay the counterparty the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the counterparty will pay us the difference between the actual rate and the ceiling rate on the notional amount. We do not account for these derivative contracts as hedge derivative instruments.

     The table below provides information about our remaining zero-cost foreign exchange collar. The table presents the notional amount of the related debt obligation, the floor and ceiling rates, the fair values of the put and call options and the expiration date of the contract.

Notional amount of debt (U.S.$ in millions)	159.1
Contractual rates(EUR/USD)
Interest payments
Floor	0.94
Ceiling	1.18
Final principal payments
Floor	1.0725
Ceiling	1.1800
Fair value as of December 31, 2005 (U.S.$ in millions)
Put Option	(1.4)
Call Option	11.8
Expiration date	2007
PIFCo
     PIFCo makes limited use of derivatives, which are contracted by Petrobras on behalf of PIFCo. PIFCo does not hold derivative instruments for trading purposes or for leverage.
     In the normal course of business, PIFCo faces market risks, including interest rate risk and oil and oil products price risk. Neither we nor PIFCo have entered into derivative contracts or made other arrangements to hedge against interest rate risk. PIFCo has historically passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. Although we are considering methods of continuing this practice in the future, we cannot assure you that this practice will continue.
     PIFCo’s borrowings are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 3.08% to 7.87%. The weighted average annual interest rate for PIFCo’s short-term debt at December 31, 2005 was 5.02%, compared to 4.25% at December 31, 2004.
     The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for PIFCo’s long-term debt obligations at December 31, 2005:

CALENDAR YEAR OF EXPECTED MATURITY DATE FOR DEBT
(in thousands of U.S. dollars, except for percentages)
December 31, 2005

								Fair Value
Debt Obligations	2007	2008	2009	2010	2011	2012-2018	Total	Dec 31, 2005
Debt in U.S.
Dollars:
Fixed rate debt	903,938	707,872	67,718	58,738	659,808	2,315,592	4,713,666	5,304,531
Average interest rate	7.68%	9.09%	8.12%	8.13%	9.19%	8.30%
Variable rate debt	153,500	329,500	149,500	259,500	20,500	282,250	1,194,750	1,203,745
Average interest rate	5.42%	5.34%	6.16%	6.19%	6.61%	6.74%

Total debt obligations	1,057,438	1,037,372	217,218	318,238	680,308	2,597,842	5,908,416	6,508,276

	December 31,	December 31,
Total Debt Portfolio	2005	2004
U.S. Dollars:
Fixed rate debt	79.8%	84.5%
Floating rate debt	20.2%	15.5%
Total debt portfolio	100.0%	100.0%

     At December 31, 2005, 20% of PIFCo’s debt was dollar-denominated floating rate debt and 80% of PIFCo’s debt was dollar-denominated fixed rate debt. Since all of PIFCo’s debt is dollar denominated, it is not subject to material foreign exchange rate risk.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     Both PIFCo and we have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls during the entire year of 2005 and subsequent to the date of their evaluation.
     Prior to the year ended December 2004, we failed to properly identify a contract as a derivative instrument and account for it under the rules of FAS 133, which could be classified as a significant deficiency in our internal controls. We do not believe that additional errors may result from any significant deficiency, as the contract identified was unique in nature and entered to address a specific long-term price risk exposure. We have made an extensive internal search and determined there to be no similar contracts existing within the company. We are currently working to address any significant deficiency in the context of our preparation for reporting on evaluation of internal controls design and effectiveness under Section 404 and expect to remedy any significant deficiency prior to having to make such a Section 404 evaluation.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     On June 17, 2005 our Board of Directors approved the appointment of an audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our Board of Directors has determined that Fabio Colletti Barbosa is the audit committee financial expert, and he is independent, as defined in 17 CRF 240.10A-3. PIFCo’s board of directors currently serves as its audit committee for purposes of the Sarbanes-Oxley Act of 2002. PIFCo’s board of directors has determined that Marcos Antonio Silva Menezes is an “audit committee financial expert” within the meaning of this Item 16A. Mr. Menezes is not independent as defined in 17 CRF 240.10A-3.
ITEM 16B. CODE OF ETHICS
     We have adopted a Code of Ethics applicable to our employees and executive officers and a Code of Good Practices applicable to our directors and executive officers, both of which are also applicable to PIFCo. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on Petrobras’ website: www.petrobras.com.br/investor relations/corporate governance.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees
Audit and Non-Audit Fees
Petrobras
     The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Auditores Independentes S/S, during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
	(in thousand of reais)
Audit fees	10,876	14,999
Audit-related fees	2,973	2,320
Tax fees	584	423
All other fees	468	357

Total fees	14,901	18,099
     Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S/S in connection with the audit of our annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and Brazilian GAAP, among others) and review of periodic documents filed with the SEC.

     Audit-related fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S/S for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements and are not reported under “Audit fees”.
     Tax fees in the above table are fees billed by Ernst & Young Auditores Independentes S/S for services related to the review of the annual federal tax return and review of accuracy of the tax computation procedures with respect to income and sales taxes.
     In 2005 and 2004, Other fees in the above table are related to services rendered with respect to the review of our annual reports to investors.
PIFCo
The following table sets forth the fees billed to PIFCo by its independent auditors Ernst & Young Auditores Independentes S/S, during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2005	2004
	(in thousand of reais)
Audit fees	157.7	126
Audit-related fees	—	3
Total fees	157.7	129
     “Audit Fees” are the aggregate fees billed by Ernst & Young Auditores Independentes S/S for assurance and related services that are reasonably related to the performance of the audit or reviews of PIFCo financial statements and are not reported under “Audite fees. Fees disclosed under the category “Audit-Related Fees” are mainly related to services provided in connection with the issuance of PIFCo’s notes in the international capital markets and its exports prepayment program.
Audit Committee Approval Policies and Procedures
     Our audit committee has the authority to recommend pre-approval policies and procedures to our Board of Directors for the engagement of our or PIFCo’s independent auditor for services. At present, our Board of Directors has not established such pre-approval policies and procedures. Our Board of Directors expressly approves on a case-by-case basis any engagement of our independent auditors for all services provided to our subsidiaries or to us. Our bylaws prohibit our independent auditor from providing any consulting services to our subsidiaries or to us during the term of such auditor’s contract.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Petrobras
     During the fiscal year ended December 31, 2005, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities.
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See pages F-1 through F-171, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1
Amended By-Laws of Petróleo Brasileiro S.A.-Petrobras (together with an English version) (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

1.2
Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.1
Deposit Agreement dated as of July 14, 2000, among Petrobras and Citibank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American Depositary Shares, representing the common shares of Petrobras (incorporated by reference to exhibit of Petrobras’ Registration Statement on Form F-6 filed with the Securities and Exchange Commission on July 17, 2000 (File No. 333-123000)).

2.2
Amended and Restated Deposit Agreement dated as of February 21, 2001, among Petrobras and Citibank, N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares, representing the preferred shares of Petrobras (incorporated by reference to exhibit 4.1 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.3
Amendment No. 1, dated as of March 23, 2001, to the Amended and Restated Deposit Agreement, dated as of February 21, 2001, among Petrobras, Citibank N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.4
Indenture, dated as of July 19, 2002, between Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.4 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.5
Indenture, dated as of July 19, 2002, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.5 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.6
First Supplemental Indenture, dated as of March 31, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.00% Global Step-Up Notes due 2008 (incorporated by reference to exhibit 2.6 of Petrobras’ annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on June 19, 2002 (File No. 1-15106)).

2.7
Second Supplemental Indenture, dated as of July 2, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.8
Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

No.	Description

2.9
Third Supplemental Indenture, dated as of December 10, 2003, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.10
Indenture, dated as of May 9, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 ?% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.11
Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 ?% Senior Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.12
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

2.13
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

2.14
Indenture, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 ?% Senior Notes due 2007 (incorporated by reference to Exhibit 2.19 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.15
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

2.16
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

2.17
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

2.18
Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with

No.	Description

the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.19
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

2.20
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

2.22
Standby Purchase Agreement dated as of March 31, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.23
Standby Purchase Agreement dated as of July 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.24
Amended and Restated Standby Purchase Agreement initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.25
Standby Purchase Agreement dated as of December 10, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.26
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

2.27
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

2.28
Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.29
Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity

No.	Description

as Securities Intermediary, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.30
Letter Agreement relating to the Depositary Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.20 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.31
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

2.32
Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.22 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.33
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

2.34
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

2.35
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

2.36
Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.37
Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.38
Fourth Supplemental Indenture, dated as of September 15, 2004, between Petrobras International Finance Company (PIFCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 7.75% Global Notes due 2014 (incorporated by reference to Exhibit 2.38 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 333-14168)).

2.39
Standby Purchase Agreement dated as of September 15, 2004, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.39 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and

No.	Description

Exchange Commission on June 30, 2005 (File No. 333-14168)).

The amount of long-term debt securities of Petrobras authorized under any given instrument does not exceed 10% of its total assets on a consolidated basis. Petrobras hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1
Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

4.2
Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	List of subsidiaries.

10.1	Consent letter of DeGolyer and MacNaughton.

12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	PIFCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	PIFCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

GLOSSARY OF PETROLEUM INDUSTRY TERMS
     Unless the context indicates otherwise, the following terms have the meanings shown below:

“barrels” or “bbls”	Barrels of crude oil.

“catalytic cracking”	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

“cmpd”	Cubic meters per day

“condensate”	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures, associated with surface production equipment.

“crude oil”	Crude oil, including NGLs.

“distillation”	A process by which liquids are separated or refined by vaporization followed by condensation.

“heavy crude oil”	Crude oil with API density less than or equal to 27°.

“light crude oil”	Crude oil with API density higher than 27°.

“LPG”	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

“NGLs”	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures.

“Proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

“Proved developed reserves”	Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“Proved undeveloped reserves”	Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it is demonstrated with certainty that there is continuity of production from the existing productive formation.

ABBREVIATIONS

Bbl	Barrel
Bcf	Billion cubic feet
Boe	Barrels of oil equivalent
Bpd	Barrels per day
Cf	Cubic feet
Km	Kilometer
Km2	Square kilometers
Mbbl	Thousand barrels
Mboe	Thousand barrels of oil equivalent
Mmbtu	Million British thermal units
Mbpd	Thousand barrels per day
Mcf	Thousand cubic feet
MMbbl	Million barrels
MMboe	Million barrels of oil equivalent
MMcf	Million cubic feet
MMcmd	Million cubic meters per day
MMcfpd	Million cubic feet per day
MMscfd	Million standard cubic feet per day
m3	Cubic meters
CONVERSION TABLE

1 barrel	=	42 U.S. gallons

1 domestic barrel of oil equivalent	=	1 barrel of crude oil	=	5,614.4 cubic feet of natural gas through December 31, 1999 and 6,000 cubic feet of natural gas as of December 31, 2000.

1 international barrel of oil equivalent	=	1 barrel of crude oil	=	6,000.0 cubic feet of natural gas

1 cubic meter of natural gas	=	35.314 cubic feet	=	0.0063 barrels of oil equivalent

1 Km	=	0.625 miles

1 Km2	=	247.1 acres

1 ton of crude oil	=	1 metric ton (1,000 kilograms of crude oil)	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)

1 meter	=	3.2808 feet

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 28, 2006.

Petróleo Brasileiro S.A. — PETROBRAS
By:	/s/ J. S. GABRIELLI DE AZEVEDO
	Name:	J. S. Gabrielli de Azevedo
	Title:	Chief Executive Officer

By:	/s/ ALMIR GUILHERME BARBASSA
	Name:	Almir Guilherme Barbassa
	Title:	Chief Financial Officer

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 28, 2006.

Petrobras International Finance Company — PIFCo
By:	/s/ DANIEL LIMA DE OLIVEIRA
	Name:	Daniel Lima de Oliveira
	Title:	Chairman and Chief Executive Officer

By:	/s/ SÉRVIO TÚLIO DA ROSA TINOCO
	Name:	Sérvio Túlio da Rosa Tinoco
	Title:	Chief Financial Officer

( This Page Intentionaly Left Blank )

Consolidated Financial Statements
Petróleo Brasileiro S.A. — PETROBRAS and subsidiaries
December 31, 2005, 2004 and 2003,
together with Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
PETRÓLEO BRASILEIRO S.A. — PETROBRAS
1.	We have audited the accompanying consolidated balance sheets of PETRÓLEO BRASILEIRO S.A - PETROBRAS and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETRÓLEO BRASILEIRO S.A. — PETROBRAS and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

4.	As discussed in Note 3, the Company made the following accounting changes: Effective December 31, 2004 the Company adopted a new actuarial methodology respective to the calculation of the Accumulated Benefit Obligation under FAS 87; Effective January 1, 2003, the Company adopted SFAS No. 143 – Accounting for Asset Retirement Obligation (“SFAS 143”). Additionally, at December 31, 2003 the Company adopted FIN 46 “Consolidation of Variable Interest Entities”.
ERNST & YOUNG
Auditores Independentes S/S
Paulo José Machado
Partner
Rio de Janeiro, Brazil
February 17, 2006

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
Expressed in Millions of United States Dollars

	As of December 31,
	2005	2004
Assets

Current assets
Cash and cash equivalents (Note 5)	9,871	6,856
Marketable securities (Note 6)	456	388
Accounts receivable, net (Note 7)	6,184	4,285
Inventories (Note 8)	5,305	4,904
Deferred income tax (Note 4)	473	325
Recoverable taxes (Note 9)	2,087	1,475
Advances to suppliers	652	422
Other current assets	750	771

	25,778	19,426

Property, plant and equipment, net (Note 10)	45,920	37,020

Investments in non-consolidated companies and other investments (Note 11)	1,810	1,862

Other assets
Accounts receivable, net (Note 7)	607	411
Advances to suppliers	489	580
Petroleum and alcohol account – receivable from Federal Government (Note 12)	329	282
Government securities	364	326
Marketable securities (Note 6)	129	313
Restricted deposits for legal proceedings and guarantees (Note 21 (a))	775	699
Recoverable taxes (Note 9)	639	536
Goodwill (Note 20)	237	211
Prepaid expenses	246	271
Fair value asset of gas hedge (Note 23)	547	635
Other assets	755	510

	5,117	4,774

Total assets	78,625	63,082

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2005 and 2004
Expressed in Millions of United States Dollars

	As of December 31,
	2005	2004
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	3,838	3,284
Income tax	211	271
Taxes payable, other than income taxes	3,212	2,298
Short-term debt (Note 13)	950	547
Current portion of long-term debt (Note 13)	1,428	1,199
Current portion of project financings (Note 15)	2,413	1,313
Current portion of capital lease obligations (Note 16)	239	266
Accrued interest	221	204
Dividends and interest on capital payable (Note 19)	3,068	1,900
Contingencies (Note 21)	72	131
Payroll and related charges	918	618
Advances from customers	609	290
Employees’ postretirement benefits obligation — pension (Note 18)	206	166
Other payables and accruals	770	841

	18,155	13,328

Long-term liabilities
Long-term debt (Note 13)	11,503	12,145
Project financings (Note 15)	3,629	4,399
Employees’ postretirement benefits obligation — pension (Note 18)	3,627	2,915
Employees’ postretirement benefits obligation — health care (Note 18)	3,004	2,137
Capital lease obligations (Note 16)	1,015	1,069
Deferred income tax (Note 4)	2,159	1,558
Provision for abandonment (Note 3 (a))	842	403
Thermoelectric liabilities (Note 3 (b))	—	1,095
Contingencies (Note 21)	238	233
Deferred purchase incentive (Note 23)	144	153
Other liabilities	318	264

	26,479	26,371

Minority interest	1,074	877

Shareholders’ equity
Shares authorized and issued (Note 19)
Preferred share - 2005 and 2004 – 1,849,478,028 shares	4,772	4,772
Common share - 2005 and 2004 – 2,536,673,672 shares	6,929	6,929
Capital reserve (Note 19)	159	134
Retained earnings
Appropriated (Note 19)	20,095	11,526
Unappropriated	11,968	13,199
Accumulated other comprehensive income
Cumulative translation adjustments	(9,432)	(12,539)
Amounts not recognized as net periodic pension cost, net of tax (Note 18)	(1,930)	(1,975)
Unrealized gains on available for sale securities, net of tax	356	460

	32,917	22,506

Total liabilities and shareholders’ equity	78,625	63,082

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2005	2004	2003
Sales of products and services	74,065	51,954	42,690
Less:
Value-added and other taxes on sales and services	(14,694)	(10,906)	(9,527)
Contribution of intervention in the economic domain charge — CIDE	(3,047)	(2,620)	(2,249)

Net operating revenues	56,324	38,428	30,914

Cost of sales	29,828	21,279	15,533
Depreciation, depletion and amortization	2,926	2,481	1,785
Exploration, including exploratory dry holes	1,009	613	512
Selling, general and administrative expenses	4,474	2,901	2,091
Impairment (Note 10 (d))	156	65	70
Research and development expenses	399	248	201
Other operating expenses	582	259	326

Total costs and expenses	39,374	27,846	20,518

Equity in results of non-consolidated companies (Note 11)	139	172	141
Financial income (Note 14)	710	956	634
Financial expenses (Note 14)	(1,189)	(1,733)	(1,247)
Monetary and exchange variation on monetary assets and liabilities, net (Note 14)	248	450	509
Employee benefit expense for non-active participants (Note 18)	(994)	(650)	(595)
Other taxes	(373)	(440)	(333)
Other expenses, net	(899)	(402)	(732)

	(2,358)	(1,647)	(1,623)

Income before income taxes, minority interest, extraordinary item and accounting change	14,592	8,935	8,773

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Continued)
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2005	2004		2003
Income tax expense (Note 4)
Current	(4,223)	(2,114)		(2,599)
Deferred	(218)	(117)		(64)

	(4,441)	(2,231)		(2,663)

Minority interest in results of consolidated subsidiaries	35	(514)		(248)

Income before extraordinary item and effect of change in accounting principle	10,186	6,190		5,862

Extraordinary gain net of tax (Note 11 (c))	158	—		—
Cumulative effect of change in accounting principle, net of taxes (Note 3 (a))	—	—		697

Net income for the year	10,344	6,190		6,559

Net income applicable to each class of shares
Common	5,982	3,580		3,797
Preferred	4,362	2,610		2,762

Net income for the year	10,344	6,190		6,559

Basic and diluted earnings per share (Note 19 (c)) Common and preferred
Before effect of extraordinary item and change in accounting principle	2.32	1.41	*	1.34	*
After effect of extraordinary item and change in accounting principle	2.36	1.41	*	1.50	*

Basic and diluted earnings per ADS
Before effect of extraordinary item and change in accounting principle	9.28	5.64	*	5.36	*
After effect of extraordinary item and change in accounting principle	9.44	5.64	*	6.00	*

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672	*	2,536,673,672	*
Preferred	1,849,478,028	1,849,478,028	*	1,849,478,028	*

*	Restated for the effect of the 4-1 stock split on September 1, 2005 (See Note 19).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities
Net income for the year	10,344	6,190	6,559
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	2,926	2,481	1,785
Dry hole costs	597	520	207
Loss on property, plant and equipment	292	231	119
Minority interest in results of consolidated subsidiaries	(35)	514	248
Amortization of deferred purchase incentive	(8)	(16)	—
Deferred income taxes	218	117	64
Foreign exchange and monetary loss (gain)	140	23	(138)
Accretion expense – asset retirement obligation	51	33	43
Impairment of oil and gas properties	156	65	70
Provision for uncollectible accounts	118	164	36
Cumulative effect of change in accounting principle, net of taxes	—	—	(697)
Equity in the results of non-consolidated companies	(139)	(172)	(141)
Financial income on gas hedge operations	170	(466)	—
Others	—	39	21

Decrease (increase) in assets

Accounts receivable	(1,510)	(1,027)	(488)
Petroleum and alcohol account	(9)	(20)	(15)
Interest receivable on government securities	3	(38)	(157)
Inventories	38	(1,527)	244
Advances to suppliers	(167)	3	562
Prepaid expenses	38	(70)	96
Recoverable taxes	(540)	(578)	(365)
Others	82	173	90

Increase (decrease) in liabilities
Trade accounts payable	275	838	(156)
Payroll and related charges	215	(20)	222
Taxes payable, other than income taxes	566	(65)	35
Income taxes payable	(56)	120	25
Employees’ postretirement benefits obligation — pension	647	353	268
Employees’ postretirement benefits obligation — health care	557	380	267
Accrued interest	8	18	62
Contingencies	(65)	81	(78)
Abandonment	325	(171)	(29)
Other liabilities	(122)	(18)	(190)

Net cash provided by operating activities	15,115	8,155	8,569

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars

	Year ended December 31,
	2005	2004	2003
Cash flows from investing activities
Additions to property, plant and equipment	(10,365)	(7,718)	(6,551)
Investment in non-consolidated companies	(71)	(142)	(73)
Investment in marketable securities	169	678	(1,266)
Acquisition of Liquigás Distribuidora S.A.	—	(511)	—
Dividends received from non-consolidated companies	60	53	13
Restricted deposits for legal proceedings	—	(103)	(188)
Effect on cash from merger with PEPSA	—	—	231
Effect on cash of FIN 46 adoption	—	—	1,049

Net cash used in investing activities	(10,207)	(7,743)	(6,785)

Cash flows from financing activities
Short-term debt, net issuances and repayments	(1,058)	(680)	321
Proceeds from issuance and draw-down of long-term debt	1,697	1,457	4,629
Principal payments of long-term debt	(1,120)	(1,160)	(1,315)
Proceeds from project financings	1,492	971	1,132
Payments of project financings	(1,392)	(652)	(1,340)
Payment of capital lease obligations	(134)	(331)	(108)
Dividends paid to shareholders	(2,104)	(1,785)	(941)
Dividends paid to minority interests	(6)	(24)	(2)

Net cash provided by (used) in financing activities	(2,625)	(2,204)	2,376

Increase (decrease) in cash and cash equivalents	2,283	(1,792)	4,160
Effect of exchange rate changes on cash and cash equivalents	732	304	883
Cash and cash equivalents at beginning of year	6,856	8,344	3,301

Cash and cash equivalents at end of year	9,871	6,856	8,344

	Year ended December 31,
	2005	2004	2003
Supplemental cash flow information:
Cash paid during the year for
Interest, net of amount capitalized	1,083	995	622
Income taxes	3,843	2,054	2,384
Withholding income tax on financial investments	29	69	47

Non-cash investing and financing transactions during the year
Consolidation of merchant type thermoelectrics	—	—	1,142
Exchange of BR shares for PETROBRAS preferred shares	—	—	130
Recognition of asset retirement obligation – SFAS 143	356	158	114
Consummation of gas hedge asset with deferred purchase incentive liability	—	169	—

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2005	2004	2003
Preferred shares
Balance at January 1,	4,772	2,973	2,459
Capital increase from issue of preferred shares	—	—	130
Capital increase from undistributed earnings reserve	—	1,799	384

Balance at December 31,	4,772	4,772	2,973

Common shares
Balance at January 1,	6,929	4,289	3,761
Capital increase from undistributed earnings reserve	—	2,640	528

Balance at December 31,	6,929	6,929	4,289

Capital reserve – fiscal incentive
Balance at January 1,	134	118	89
Transfer from unappropriated retained earnings	25	16	29

Balance at December 31,	159	134	118

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at January 1,	(12,539)	(14,450)	(17,306)
Change in the year	3,107	1,911	2,856

Balance at December 31,	(9,432)	(12,539)	(14,450)

Amounts not recognized as net periodic pension cost
Balance at January 1,	(1,975)	(1,588)	(1,361)
Decrease (increase) in additional minimum liability	68	(586)	(344)
Tax effect on above	(23)	199	117

Balance at December 31,	(1,930)	(1,975)	(1,588)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2005	2004	2003
Unrecognized gains (losses) on securities
Balance at January 1,	460	157	(11)
Unrealized gains (losses)	(158)	459	254
Tax effect on above	54	(156)	(86)

Balance at December 31,	356	460	157

Appropriated retained earnings
Legal reserve
Balance at January 1,	1,520	1,089	643
Transfer from unappropriated retained earnings, net of gain or loss on translation	705	431	446

Balance at December 31,	2,225	1,520	1,089

Undistributed earnings reserve
Balance at January 1,	9,688	9,372	4,778
Capital increase	—	(4,439)	(912)
Transfer from unappropriated retained earnings, net of gain or loss on translation	7,751	4,755	5,506

Balance at December 31,	17,439	9,688	9,372

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
December 31, 2005, 2004 and 2003
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2005	2004	2003
Statutory reserve
Balance at January 1,	318	235	164
Transfer from unappropriated retained earnings, net of gain or loss on translation	113	83	71

Balance at December 31,	431	318	235

Total appropriated retained earnings	20,095	11,526	10,696

Unappropriated retained earnings
Balance at January 1,	13,199	14,141	16,085
Net income for the year	10,344	6,190	6,559
Dividends reclasification (Note 19 b)	—	—	(816)
Dividends (per share: 2005 – US$0.68 to common and preferred shares; 2004 - US$0.42 to common and preferred shares; 2003 - US$0.37 to common and preferred shares)	(2,982)	(1,847)	(1,635)
Appropriation to fiscal incentive reserve	(24)	(16)	(29)
Appropriation to reserves	(8,569)	(5,269)	(6,023)

Balance at December 31,	11,968	13,199	14,141

Total shareholders’ equity	32,917	22,506	16,336

Comprehensive income (loss) is comprised as follows:
Net income for the year	10,344	6,190	6,559
Cumulative translation adjustments	3,107	1,911	2,856
Amounts not recognized as net periodic pension cost	45	(387)	(227)
Unrealized gain (loss) on available-for-sale securities	(104)	303	168

Total comprehensive income	13,392	8,017	9,356

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)
1.	The Company and its operations

PETRÓLEO BRASILEIRO S.A. — PETROBRAS is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “PETROBRAS” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, PETROBRAS may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

PETROBRAS was incorporated under Law No. 2,004 on October 3, 1953. Until November of 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the “Federal Government”) for purposes of exploiting the Federal Government’s constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November of 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government’s exclusive agent in Brazil’s hydrocarbons sector and up to 2001 had been operating in an environment of gradual deregulation and increasing competition.

In accordance with Law No. 9,478 (“Petroleum Law”) and Law No. 9,990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberalized beginning January 1, 2002 permitting other companies to produce and sell on the domestic market, and also to import and export oil products.

The Company also has oil and gas operations in international locations, with the most significant international operations being in other Latin American countries.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.
(a)	Basis of financial statements preparation

The accompanying consolidated financial statements of PETRÓLEO BRASILEIRO S.A. — PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by PETROBRAS in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While PETROBRAS has selected the U.S. Dollar as its reporting currency, the functional currency of PETROBRAS and all Brazilian subsidiaries is the Brazilian Real. The functional currency of PIFCo and certain of the special purpose companies is the U.S. dollar, and the functional currency of Petrobras Energia Participaciones S.A. — PEPSA is the Argentine Peso.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(a)	Basis of financial statements preparation (Continued)

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$ 2.3407 and R$ 2.6544 to US$ 1.00 at December 31, 2005 and 2004, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain/(loss) in the amount of US$ 3,107 in 2005 (2004 — US$ 1,911 and 2003 — US$ 2,856) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within Accumulated Other Comprehensive Income in the consolidated statements of changes in shareholders’ equity.

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46-R (Note 3(b)). Intercompany accounts and transactions are eliminated.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(b)	Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity
Petrobras Química S.A. – PETROQUISA	Petrochemical
Petrobras Distribuidora S.A. – BR	Distribution
BRASPETRO Oil Services Company — BRASOIL	International operations
BRASPETRO Oil Company – BOC	International operations
PIB BV — Petrobras International — BRASPETRO (1)	International operations
Petrobras Comercializadora de Energia Ltda. – PCEL (2)	Energy
Petrobras Negócios Eletrônicos S.A.	Corporate
Petrobras Gás S.A. — GASPETRO	Gas transportation
Petrobras International Finance Company — PIFCo	Financing
Petrobras Transporte S.A. — TRANSPETRO	Transportation
Downstream Participações S.A.	Refining and distribution
Petrobras Netherlands BV	Exploration and Production
UTE Nova Piratininga Ltda.	Energy
FAFEN Energia S.A.	Energy
5283 Participações S.A.	Corporate
Baixada Santista Energia Ltda.	Energy
SFE — Sociedade Fluminense de Energia Ltda. — Eletrobolt (6)	Energy
TERMORIO S.A. (3)	Energy
MPX Termoceará Ltda. (6)	Energy
TERMOR Participações S.A. (7)	Energy
Ibiritermo S.A. (3)	Energy
TERMOBAHIA Ltda. (3)	Energy
Albacora Japan Petroleum Limited Company (4)	Exploration and Production
Barracuda e Caratinga Holding Company B.V. (4)	Exploration and Production
Cayman Cabiunas Investments Co. Ltda. (4)	Exploration and Production
Cia. De Desenvolvimento e Modernização de Plantas Industriais - CDMPI (4)	Exploration and Production
Charter Development – CDC (9)	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP (4) (5)	Exploration and Production
Codajás Coari Participações Ltda.	Transportation
Companhia de Recuperação Secundária S.A. (4)	Exploration and Production
EVM Leasing Co. (4)	Exploration and Production
Gasene Participações Ltda.	Transportation
Consórcio Macaé Merchant (6)	Energy
Manaus Geração Termelétrica Participações Ltda.	Energy
Companhia Petrolífera Marlim (4)	Exploration and Production
NovaMarlim Petróleo S.A. (4)	Exploration and Production
Nova Transportadora do Nordeste S.A.(4)	Transportation
Nova Transportadora do Sudeste S.A.(4)	Transportation
PDET Off-shore S.A. (4)	Exploration and Production
Fundo de Investimento Imobiliário – FII (8)	Corporate
Blade Securities Limited.	Corporate

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(b)	Basis of consolidation (Continued)
(1)	Parent Company of Petrobras Energia S.A. – PEPSA and Petrolera Entre Lomas S.A. – PELSA.

(2)	Former Petrobras Energia Ltda.

(3)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were accounted for as capital leases pursuant to SFAS 13. See also Note 3(b).

(4)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were special purpose entities formed in connection with project financings transactions. See also Note 3(b) and Note 15.

(5)	Former Langstrand Holdings S.A.

(6)	Consolidated according to FIN 46, commencing December 31, 2003. Formerly were not consolidated in PETROBRAS financial statements, see also Note 3(b).

(7)	Disposed of in December of 2004 with immaterial impact to the consolidated financial statements.

(8)	Consolidated according to FIN 46, commencing at fund inception in 2004. See also Note 15 for discussion of this exclusive fund.

(9)	Consolidated according to FIN 46. Company is a new SPE formed in 2005 to support project finance.
(c)	Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(d)	Marketable securities

Marketable securities are accounted for under SFAS No. 115 — Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost.

The Company has certain available for sale investments in companies with publicly traded shares. The Company also has available for sale and trading securities arising from its consolidation of investments in an exclusive fund.

(e)	Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(f)	Inventories

Inventories are stated as follows:
•	Raw materials are comprised principally of crude oil inventories, which are stated at the lower of average cost or market value.

•	Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.

•	Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(g)	Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

(h)	Government and marketable securities

The Company holds National Treasury Bonds “Series B” (NTN-B) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS 115.

(i)	Property, plant and equipment
•	Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the results of operations in the period incurred, and the costs relating to exploratory dry wells on unproven reserve properties are charged to the results of operations when determined as dry or uneconomical.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(i)	Property, plant and equipment (Continued)
The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with international industry standards and are reviewed annually, or more frequently when there are indications of significant changes in the Company’s reserves.

•	Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

•	Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production can begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

•	Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

•	Production costs

Costs incurred with producing wells are expensed as incurred.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(i)	Property, plant and equipment (Continued)
•	Abandonment costs

Effective January 1, 2003, the Company adopted SFAS No. 143 — Accounting for Asset Retirement Obligations (“SFAS 143”) for abandonment costs (see Note 3(a) for information related to the new accounting policy for abandonment costs commencing from January 1, 2003).

In 2004 and in 2005, the Company made its annual reviews and revision of its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. In 2005, the changes to estimated asset retirement obligation were principally related to the commercial declaration of new fields, certain changes in cost estimates, and revisions to abandonment information provided for non-operated joint ventures. In 2004, the changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, changes in production curve, oil prices estimated by the Company and the probability of those prices to occur, which led the correlated fields to have longer economic lives. This review resulted in a US$ 21 increase in the related provision (US$ 196 in 2004) with a loss recognized in net income, and recorded in the line titled “Exploration, including exploratory dry holes”.

•	Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved reserves produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(i)	Property, plant and equipment (Continued)
•	Depreciation, depletion and amortization (Continued)

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25-40 years
Equipment and other assets	3-30 years
Platforms	10-25 years
Pipelines	30 years
•	Impairment

In accordance with SFAS No. 144 — Impairment of Long-Lived Assets (“SFAS 144”), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

•	Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

•	Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 — Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(j)	Revenues, costs and expenses

Revenues from sales of crude oil and oil products, petrochemical products and others are recognized on an accrual basis when the title is transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is transferred to the customer. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

(k)	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 — Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

(l)	Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 — Employers’ Accounting for Pensions (“SFAS 87”). Disclosures related to the plan are according to FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 — Postretirement Benefits Other Than Pensions (“SFAS 106”).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(l)	Employees’ postretirement benefits (Continued)

The Company also contributes to the Brazilian pension and government sponsored pensions of international subsidiaries, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts payable under this plan will be significant.

PEPSA sponsors a defined contribution plan, the funding of which is recognized in accordance with the accrual method of accounting. PEPSA’s defined contribution plan is presently suspended. PEPSA also sponsors a defined benefit plan in which the employees’ benefit is based on the last computable salary in the years of service of the employee. For purposes of determining the estimated cost of benefit pension plans granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

(m)	Environmental and remediation costs

Environmental and remediation costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs are expected to provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated.

(n)	Accounting for the effect of Federal Government regulation

As provided in the Petroleum Law, the fuel market in Brazil was totally liberalized as of January 1, 2002 permitting other companies to produce and sell on the domestic market and, also, import and export oil products. Additionally, as from January 1, 2002, PETROBRAS is no longer required to charge the prices established by the Federal Government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(n)	Accounting for the effect of Federal Government regulation (Continued)

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and fuel alcohol to PETROBRAS and third parties. The movements in the account for periods after 2002 relate only to (i) payments and adjustments mandated by the Agência Nacional do Petróleo — ANP (“ANP”) with no impact on the income statement and (ii) adjustments resulting from the audit of the account by the ANP.

The impact of Federal Government regulation on the Company’s balance sheet and operating structure has been recorded in the Petroleum and Alcohol Account as of, and for the years ended, December 31, 2005 and 2004 (see Note 12).

The Contribuição de Intervenção no Domínio Econômico (Contribution of Intervention in the Economic Domain Charge — CIDE) on the importation and sale of fuels was established by Law No. 10,336 dated December 19, 2001.

The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

(o)	Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(p)	Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares. The preferred shares participate in dividends and undistributed earnings with the common shares at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares’ priority minimum annual dividend of the higher of 3% of their shareholders equity or 5% of their paid-in capital as stated in the statutory accounting records, then to common shares in an amount equal to the preferred shares’ priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares. As a result of a 2005 stock split, each American Depositary Share (ADS) for common shares represents four shares of the Company’s common shares or four shares of the Company’s preferred shares.

(q)	Research and development costs

Research and development costs are charged to expense when incurred.

(r)	Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended by SFAS No. 138 – Accounting for Certain Derivative Instruments and Certain Hedging Activities (“SFAS 138”). SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in earnings/losses unless specific hedge accounting criteria is met. For derivatives accounted for as hedges, fair value adjustments are recorded to earnings/losses or accumulated other comprehensive income, a component of shareholders’ equity, depending upon the type of hedge and the degree of hedge effectiveness.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(r)	Accounting for derivatives and hedging activities (Continued)

The Company uses derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. These instruments are marked-to-market on a current basis and associated gains and losses are recognized currently in the financial income/expense line items.

The Company may also use derivative financial instruments to mitigate the risk of unfavorable exchange-rate movements affecting its foreign currency-denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized as financial income or financial expense.

PEPSA also uses derivative instruments such as swaps, options, futures, and other instruments, principally to mitigate the impact of changes in crude oil prices, exchange rates and interest rates. PEPSA’s crude oil derivative instruments and interest rate swap instruments are designed to mitigate specific exposures and thus qualify as cash flow hedges under SFAS 133.

As cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in accumulated other comprehensive income until the underlying hedge transaction impacts earnings, with the exception of any ineffective portions. Derivative instruments not qualifying for hedge accounting are marked-to-market through earning on a current basis. At December 31, 2005, PEPSA had no commodity or interest rate derivatives to be accounted for under FAS 133.

(s)	Recently issued accounting pronouncements

FASB has recently issued, (i) SFAS No. 151, “Inventory Costs, an amendment of ARB Nº 43, Chapter 4”, “Inventory Pricing”, (“SFAS 151”) in November of 2004. ii) FASB Statement No. 123R, “Share-Based Payment” (“SFAS 123R”)in December of 2004 (iii) FASB Interpretation No 47, “Accounting for Conditional Asset Retirement Obligations, in March of 2005, (iv) FSP 19-1, Accounting for Suspended Well Costs in April 2005, (v) SFAS No. 154, “Accounting Charges and Error corrections” in May 2005, (vi) EITF No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” in September 2005 (vii) SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” in February 2006.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(s)	Recently issued accounting pronouncements (Continued)

FASB has recently issued (i) SFAS No. 151, “Inventory Costs, an amendment of ARB Nº 43, Chapter 4”, “Inventory Pricing”, (“SFAS 151”) in November of 2004. SFAS 151 will be effective for the Company on January 1, 2006. The standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company does not expect the adoption of this standard to have a material impact on the Company’s financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standards SFAS No. 123R that requires compensation costs relating to share-based payments be recognized in the Company’s financial statements. Petrobras Energia S.A.-PEPSA, member of PETROBRAS’ System currently accounts for those payments under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. When adopted, SFAS No. 123R is expected to have a minimal impact on the Company’s results of operations, financial position and liquidity.

FIN 47 clarifies the term “conditional asset retirement obligation” as used SFAS 143 in order to avoid diversity in accounting practice with respect to the effect of uncertainties about the timing and (or) method of settlement that are conditional on a future event, when recognizing the fair value of a liability for an asset retirement obligation. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material effect on the Company’s financial position or results from operations at December 31, 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(s)	Recently issued accounting pronouncements (Continued)

The FASB has also adopted on April 4, 2005, the FASB Staff Position (FSP SFAS 19-1) that amends SFAS 19 to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves that justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the viability of the project. The guidance in FSP SFAS 19-1 was applied prospectively from the third quarter of 2005. The Company did not have a material effect on its financial position or results from operations from adoption of FSP SFAS 19-1 (see Note 27).

SFAS No. 154, “Accounting Charges and Error corrections” requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

FSP FAS 115-1 and FAS 124-1, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments” was issued in November 2005. FSP FAS 115-1 replaces the impairment evaluation guidance of EITF issue No. 03-1 with reference to the existing other than temporary impairment guidance, but EITF 03-1 disclosure requirements are maintained. The guidance is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect adoption to have a material impact.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of significant accounting policies (Continued)
(s)	Recently issued accounting pronouncements (Continued)

At its September 2005 meeting, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” This issue addresses the question of when it is appropriate to measure purchases and sales of inventory at fair value and record them in cost of sales and revenues and when they should be recorded as exchanges measured at the book value of the item sold. The EITF concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. PETROBRAS reviewed its buy and sell contracts and has estimated that, if those contracts were required to be reported net, sales of products and services, net operating revenues and cost of sales would be reduced by U$ 60 for 2005 with no impact on net income.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” allows certain financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect that the adoption of SFAS 155 will have a material effect on the Company’s financial position or results from operations.

(t)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Accounting changes
(a)	SFAS No. 143 — Accounting for asset retirement obligations

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 — Accounting for Asset Retirement Obligations (“SFAS 143”). The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs.

Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects). The effect of this accounting change on the balance sheet, was a US$ 1,056 reduction to the abandonment provision, and a US$ 359 increase in deferred income tax liabilities, see Note 4. Additionally, the change in accounting principle resulted in a US$ 16 increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of US$ 9 on proved developed properties. Further, on January 1, 2003, PETROBRAS established an abandonment liability with respect to proved undeveloped reserves in the amount of US$ 44.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Accounting changes (Continued)
(a)	SFAS No. 143 — Accounting for asset retirement obligations (Continued)

This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, a significant portion of costs will be accrued towards the end of field life when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143.

This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

Measurement of assets retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Accounting changes (Continued)
(a)	SFAS No. 143 — Accounting for asset retirement obligations (Continued)

A summary of the annual changes in the abandonment provision is presented as follows:

	Assets	Liabilities
Balance as of December 31, 2002	—	1,166

Reversion of provision	—	(1,056)
Assets related to proved developed property	16	—
Accumulated depreciation	(9)	—
Assets related to proved undeveloped property	44	44

Balance as of January 1, 2003	51	154

PEPSA acquisition	11	28
Depreciation and impairment	(29)	—
Accretion expenses	—	43
Liabilities incurred	114	114
Liabilities settled	—	(14)
Cumulative translation adjustment	15	71

Balance as of December 31, 2003	162	396

Depreciation and impairment	(13)	—
Accretion expenses	—	33
Liabilities incurred	158	158
Liabilities settled	—	(14)
Revision of provision (Note 2 (i))	(43)	(196)
Cumulative translation adjustment	18	26

Balance as of December 31, 2004	282	403

Depreciation and impairment	(40)	—
Accretion expenses	—	46
Liabilities incurred	356	356
Liabilities settled	—	(4)
Revision of provision	(32)	(21)
Cumulative translation adjustment	47	62

Balance as of December 31, 2005	613	842

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Accounting changes (Continued)
(b)	Interpretation No. 46 (FIN 46) — consolidation of variable interest entities

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January of 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest in such entities when equity investors of that enterprise do not have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns from such entities. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards to the enterprise with the controlling financing interest in such entities, irrespective of such enterprises’ voting interest in such entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation was applied immediately to variable interest entities created after January 31, 2003. For variable interests in special purpose entities created before February 1, 2003, FIN 46 was adopted at December 31, 2003. For variable interest in operating entities, FIN 46 was required to be adopted in the first quarter of 2004.

The Company adopted FIN 46 in its December 31, 2003 annual financial statements. Such adoption resulted in the consolidation of a number of special purpose entities related to project financings arrangements in which the Company has an interest, and which were deemed to be variable interest entities for which the Company was the primary beneficiary. These entities are detailed above in Note 2 (b). Prior to adoption of FIN 46, a significant portion of the Company’s share of commitments and debt obligations, as well as fixed asset contributions, were already included in the consolidated financial statements as the project financings transactions qualified as capital leases.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Accounting changes (Continued)
(b)	Interpretation No. 46 (FIN 46) — consolidation of variable interest entities (Continued)

Thus, adoption of FIN 46 related to the special purpose companies formed in connection with project financings arrangements did not have a significant impact on the Company’s financial condition. While PETROBRAS does not have specific assets set aside and established as collateral for these special purpose entities, the Company does have certain contractual obligations relating to the debt of the special purpose entities.

Three thermoelectric plants were also consolidated at December 31, 2003 as a result of the adoption of FIN 46. However, as these thermoelectric plants had previously been accounted for as capital leases, their consolidation did not have a material impact on the Company’s financial condition.

Furthermore, PETROBRAS has determined that it is the primary beneficiary of three additional plants for which it has certain contractual obligations to bear energy market risk.

During 2005 PETROBRAS acquired 100% interest of two of those thermoelectric plants: Eletrobolt and Termoceará Ltda. and on February 02, 2006 PETROBRAS signed a Memorandum of Understanding containing conditions for the acquisition of 100% interest of Macaé Merchant. See Note 17. As of December 31, 2005 those thermoelectric financial statements are consolidated on a line by line basis with debt obligations related to thermoelectrics being presented together with long-term debt. At December 31, 2004, the thermoelectric obligation represents the debt of the consolidated thermoelectric with the third-party lender.

PETROBRAS has also indentified an exclusive investment fund which requires consolidation. See Note 6.

The Company has determined that it has no variable interests in operating entities and thus has not consolidated additional entities as variable interests in 2005 and 2004.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Accounting changes (Continued)
(c)	Change in actuarial methodology

On December 31, 2004 the Company adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation (ABO), by excluding the effects of long term inflation. In the past, the Company had applied a terminal methodology in the calculation of its ABO, an approach permitted under EITF 88-1, but at December 31, 2004 elected a change in methodology to a going concern calculation of the ABO, a more preferable application of principle per EITF 88-1.

The change in accounting principle application did not effect net income, and while the ABO increased from 2003 to 2004, the change in methodology resulted in a reduction of the ABO in the approximate amount of US$ 1,142 over that which would have been calculated under the former methodology and effected both the liability balance and amount not recognized in the shareholders equity. There was no income statement impact of this change in accounting principle.
4.	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates have been 25% and 9%, respectively for the years ended December 31, 2005, 2004 and 2003.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
4.	Income taxes (Continued)

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Year ended December 31,
	2005	2004	2003
Income before income taxes, minority interest, extraordinary item and accounting change	14,592	8,935	8,773

Tax expense at statutory rates	(4,961)	(3,038)	(2,983)
Adjustments to derive effective tax rate:
Non-deductible postretirement health-benefits	(244)	(157)	(107)
Change in valuation allowance	76	159	150
Tax benefit on interest on shareholders’ equity	791	650	364
Others	(103)	155	(87)

Income tax expense per consolidated statement of income	(4,441)	(2,231)	(2,663)

TBG, a subsidiary of GASPETRO, has historical accumulated tax losses which has resulted in income tax and social contribution carryforwards amounting to US$ 377 as of December 31, 2005 (US$ 450 in 2004), which could be offset against future taxable income to a limit of 30% of annual income, based on Law No. 9,249/95, which in the opinion of the TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project.
However, considering the long estimated term for utilization, these tax credits, totaling US$ 128 (US$ 153 — 2004), were provided for in a valuation allowance in the consolidated financial statements for December 31, 2005 and 2004. The accounting recognition of these credits is reviewed annually.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
4.	Income taxes (Continued)

PEPSA also has tax credits amounting to US$ 443 as of December 31, 2005 (US$ 488 in 2004), which could be offset against future taxable income and, for which a valuation allowance is recognized in the consolidated financial statements for December 31, 2005 and 2004. As of December 31, 2005, PEPSA has booked a US$ 352 allowance for tax loss carryforwards (US$ 431 in 2004) because, as of such dates, it is not possible to guarantee that future taxable income will be sufficient to absorb net temporary differences and accumulated tax loss carryforwards. These tax losses carryforward have been generated mainly due to operating losses occurred during the Argentinean crisis on 2001 and 2002 and the valuation allowance recognized is related to uncertainties regarding the recovery of the Argentinean economy and its impact on the financial instruments transacted by PESA.

Annually PEPSA’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

At December 31, 2005 and 2004, the PEPSA’s Management partially reversed the tax loss carryforward allowance booked in prior years recognizing a gain of US$ 63 and US$ 90, respectively. PEPSA’s Management will continue analyzing the feasibility of recovering the tax loss carryforwards for which the allowance was recognized.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
4.	Income taxes (Continued)

The deferred tax amounts recorded are principally generated through transactions occurring in Brazil and there are no significant deferred tax amounts from international locations. There is no netting of taxes between international jurisdictions.

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2005	2004
Current assets
Inventories	(12)	8
Lease obligations	58	68
Provision for profit sharing	131	91
Provision for losses with energy	13	35
Provision for INSS	19	32
PETROS	86	40
Other temporary differences	187	59

	482	333

Current liabilities
Other temporary differences	(9)	(8)

	(9)	(8)

Net current deferred tax assets	473	325

Non-current assets
Employees’ postretirement benefits, net of unrecognized pension obligation	1,291	1,079
Interest on shareholder’s equity	159	140
Deferred assets	124	113
Tax loss carryforwards	592	713
Investments	102	31
Lease obligations	61	217
Inventory revaluation	37	42
Derivatives	60	39
Allowance for doubtful accounts	47	61
Provision for contingencies	28	52
Project financings	64	85
Provision for notification from INSS	10	14
Other temporary differences, not significant individually	100	200
Valuation allowance	(524)	(596)

	2,151	2,190

Non-current liabilities
Capitalized exploration and development costs	2,995	2,217
Property, plant and equipment	584	958
Hedge	199	178
Investments	81	72
Tax effect on unrealized loss on investments available-for-sale	168	224
Other temporary differences, not significant individually	283	99

	4,310	3,748

Net long-term deferred tax liabilities	(2,159)	(1,558)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
4.	Income taxes (Continued)

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year for Brazilian companies. PEPSA tax loss carryfoward principally expire in years beyond 2008, and may be offset against future taxable income without limitation. The following presents the changes in the valuation allowance for the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003
Balance at January 1,	(596)	(749)	(261)
Reductions (additions)	76	159	150
Acquisition of PEPSA	—	—	(590)
Cumulative translation adjustments	(4)	(6)	(48)

Balance at December 31,	(524)	(596)	(749)

5.	Cash and cash equivalents

	As of December 31,
	2005	2004
Cash	1,539	605
Investments — Brazilian reais	6,280	3,242
Investments — U.S. dollars	2,052	3,009

	9,871	6,856

Cash and cash equivalents include US$ 830 at December 31, 2005 (US$ 858 in 2004), as a result of incorporation of certain special purpose entities pursuant to the FIN 46 consolidation. See Note 15 relating to project financings.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
6.	Marketable securities

	As of December 31,
	2005	2004
Marketable security classification:
Available for sale	163	318
Trading	361	332
Held-to-maturity	61	51

	585	701

Less: Current portion of marketable securities	(456)	(388)

Long-term portion of marketable securities	129	313

Marketable securities are comprised primarily of amounts the Company has invested in the exclusive fund, absent the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available for sale under SFAS 115 based on management’s intent. Trading securities are principally Brazil bonds, which are bought and sold frequently with the objective of making margins on market price changes. Available for sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds which the Company does not have current expectations to trade actively. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as “other assets”, as they are not expected to be sold or liquidated in the next twelve months.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
7.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2005	2004
Trade
Third parties	7,514	5,047
Related parties (Note 26)	340	553

	7,854	5,600
Less: Allowance for uncollectible accounts	(1,063)	(904)

	6,791	4,696
Less: Long-term accounts receivable, net	(607)	(411)

Current accounts receivable, net	6,184	4,285

	As of December 31,
	2005	2004	2003
Allowance for uncollectible accounts
Balance at January 1,	(904)	(780)	(701)
Additions	(118)	(164)	(36)
Write-offs	10	66	—
Cumulative translation adjustments	(51)	(26)	(43)

Balance at December 31,	(1,063)	(904)	(780)

Allowance on short-term receivables	(196)	(150)	(106)

Allowance on long-term receivables	(867)	(754)	(674)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
7.	Accounts receivable, net (Continued)

At December 31, 2005 and 2004, long-term receivables include US$ 599 and US$ 590 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these payments can be reimbursed, since they represent a right of BRASOIL with respect to the contractors, for which reason judicial action was filed with international courts to seek financial reimbursement. However, as a result of the uncertainties with regards to the probability of receiving all the amounts disbursed, the Company recorded a provision for uncollectible accounts for all credits that are not backed by collateral. The balances of this provision amounted US$ 527 and US$ 518 as of December 31, 2005 and 2004, respectively.
8.	Inventories

	As of December 31,
	2005	2004
Products
Oil products	2,020	1,728
Fuel alcohol	66	72

	2,086	1,800

Raw materials, mainly crude oil	2,266	2,286
Materials and supplies	811	697
Others	142	121

	5,305	4,904

At December 31, 2005 and 2004, there were no inventories requiring an obsolescence provision.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Recoverable taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2005	2004
Local:
Domestic value-added tax (ICMS)	1,830	1,272
Income tax and social contribution	275	325
PASEP/COFINS (1)	157	148
Foreign value-added tax (IVA)	123	126
Other recoverable taxes	341	140

	2,726	2,011

Less: Long-term recoverable taxes	(639)	(536)

Current recoverable taxes	2,087	1,475

(1)	PASEP and COFINS are social security contributions payable in respect of sales of products and services and financial revenues.

These contributions and the domestic value-added tax (ICMS) are not cumulative and amounts paid related to these taxes in the acquisition of products and/or services can be offset when these products and services are sold, which means a tax credit is generated when the purchase is made and such credit is then offset upon sale to final customer.

The income tax and social contribution recoverable will be offset against future taxable income.

PETROBRAS plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Property, plant and equipment, net
(a)	Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2005			2004
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Buildings and improvements	1,696	(755)	941	1,258	(614)	644
Oil and gas assets	34,530	(15,646)	18,884	29,396	(13,102)	16,294
Equipment and other assets	15,329	(8,845)	6,484	12,286	(6,183)	6,103
Capital lease – platforms and vessels	2,651	(1,233)	1,418	2,605	(1,087)	1,518
Rights and concessions	1,492	(210)	1,282	1,033	(134)	899
Land	226	—	226	201	—	201
Materials	820	—	820	548	—	548
Expansion projects -
Construction and installations in progress:
Exploration and production	9,553	—	9,553	6,136	—	6,136
Supply	4,546	—	4,546	3,107	—	3,107
Gas and energy	1,356	—	1,356	1,407	—	1,407
Distribution	185	—	185	118	—	118
Corporate	225	—	225	45	—	45

	72,609	(26,689)	45,920	58,140	(21,120)	37,020

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Property, plant and equipment, net (Continued)
(a)	Composition of balance

During 2005, the Company capitalized US$ 612 of interest cost (2004 — US$ 267; 2003 — US$ 184). See Note 14.

The property, plant and equipment account at December 31, 2005 and 2004, respectively, includes US$ 243 and US$ 347 of assets under construction that are intended to be sold or transferred into structured financing deals. These assets include natural gas pipelines and other oil and gas projects at 2005 and 2004. Additionally, the property, plant and equipment account at December 31, 2005 and 2004, respectively, includes US$ 571 and US$ 844 of assets under agreements with investors.

(b)	New Hydrocarbons Law of Bolivia

The New Hydrocarbons Law No. 3058, effective May 19, 2005 in Bolivia, revoked the former Hydrocarbons Law No. 1689, dated April 30, 1996.

The new law establishes, among other matters, higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. On June 30, 2005, the first payment of the new tax (IDH) was made. Up to December 31, 2005, the Company recognized US$ 64 referring to this tax.

In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity. On May 20, 2005, contracts were entered into for association among YPFB (Bolivian state-owned company) and fuel distribution companies to extend the term of Distributors’ operations up until YPFB accumulates sufficient funds to develop this segment all over the national territory.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Property, plant and equipment, net (Continued)
(b)	New Hydrocarbons Law of Bolivia (Continued)

Up to December 31, 2005, the Bolivian government had not yet presented the new contract models mentioned in the Law (operation, shared production and association). The impact for the Company, from substitution of the current shared risk contracts will be analyzed after the models proposed and the regulations therein are known.

(c)	Review of operating agreements in Venezuela

In April 2005, the Ministry of Energy and Petroleum of Venezuela (MEP) requested the company Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating agreements entered into by PDVSA branches with oil companies from 1992 to 1997, among which the contracts entered into with Petrobras Energia Venezuela S.A., PESA subsidiary, which regulate exploitation of the areas of Oritupano Leona, La Concepción, Acema and Mata.

Under the new rules, all the necessary measures to adapt the current mixed capital operating agreements shall be adopted, for the Venezuelan Government, through PDVSA, to have participation in excess of 50%. In relation to these agreements, MEP sent instructions to PDVSA for the amount of payments to parties to the agreements not to be in 2005 in excess of 66.67 % of the amount in US dollars of oil delivered under the ruling operating agreements. See (d) below.

In June 2005, PDVSA communicated to PETROBRAS Energia Venezuela S.A. that the remuneration provided for by the operating agreements would be made in bolivares, corresponding to the Venezuelan component of materials and services. This changes the terms of these agreements, under which payments by PDVSA previously were agreed to be made in US dollars. Until PDVSA conducts an audit to determine the portion corresponding to Venezuelan component, it was defined that PDVSA will pay 50% of the amounts stipulated in the contracts in US dollars and 50% in bolivares. The application of the new rules and the requirement to pay the financial commitments of PETROBRAS Energia Venezuela abroad required foreign capital remittances. As from collection corresponding to 2005 third quarter production, the percentage of payment in bolivares was reduced to 25%.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Property, plant and equipment, net (Continued)
(c)	Review of operating agreements in Venezuela (Continued)

The Integrated Tax Administration Service of Venezuela (SENIAT) carried out a series of tax inspections at the companies participating in the 32 oil operating agreements and as a result of these procedures adjustments were made, which resulted in loss of US$ 18 to PETROBRAS; additionally, the income tax rate was increased from 34% to 50%.

On September 29, 2005, PETROBRAS Energia Venezuela S.A. entered into temporary agreements with PDVSA, under which it commits to negotiate the terms and conditions of the conversion of the operating agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata and further acknowledges application of the limit of 66.67% calculated on the amount paid to the parties to agreements in 2005. Acknowledgement of said limit corresponded to a reduction in revenue from sales by approximately US$ 43 in 2005.

(d)	Impairment

For the years ended December 31, 2005, 2004 and 2003, the Company recorded impairment charges of US$ 156, US$ 65 and US$ 70, respectively. During 2005, the impairment charge was primarily related to investments in Venezuela (US$ 134), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP), mentioned above. During 2004, the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Cioba’s off-shore field (US$ 30). The impairment expenses recorded in 2004 were primarily due to capital expenditures made in 2004 to producing fields with only marginal reserves.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Property, plant and equipment, net (Continued)
(d)	Impairment (Continued)

During 2003, US$ 65 of the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Fazenda Belem on-shore field (US$ 15) in Rio Grande do Norte, and the Lamarão on-shore field (US$ 4) in Bahia. These charges were recorded based upon the Company’s annual assessment of the fields using pricing and other assumptions consistent with those used in the Company’s overall strategic plan.

(e)	Return of exploration areas to the ANP

During 2005, PETROBRAS returned to the National Agency of Petroleum, Natural Gas and Biofuels — ANP the rights associated with:
—	Exploratory concession ES-T-400.

—	Areas for Well Discovery Assessments:

1-BRSA-18-ESS / completing total return for Block BC-600.

1-BRSA-213-RJS / completing total return for Block BC-100.
(f)	Return of fields operated by PETROBRAS in the production phase to ANP

During 2005, PETROBRAS returned to the National Agency of Petroleum, Natural Gas and Biofuels — ANP the rights associated with the fields Ilha da Caçumba and Norte de Pescada.

(g)	7th bidding for exploratory blocks of ANP

In October 2005, PETROBRAS acquired 96 (ninety-six) new exploratory blocks out of the 251 (two hundred and fifty one) blocks included in the 7th bidding process conducted by the National Agency of Petroleum, Natural Gas and Biofuels — ANP.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Property, plant and equipment, net (Continued)
(g)	7th bidding for exploratory blocks of ANP (Continued)

PETROBRAS acquired 42 (forty-two) blocks with exclusive rights and another 54 (fifty-four) blocks in consortium with other companies; PETROBRAS serves as operator of 28 (twenty-eight) of these blocks.

The costs incurred by PETROBRAS in subscription bonus totaled US$ 215. The new concession agreements were signed on January 12, 2006.
11.	Investments in non-consolidated companies and other investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and products transportation businesses.

			Investments
	Total ownership		2005	2004
Equity method	20% - 50	% (1)	974	834
Investments available-for-sale	8% - 17%		647	792
Investments at cost			189	236

Total			1,810	1,862

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted for as equity investments due to particularities of significant influence.
At December 31, 2005 and 2004, the Company had investments in companies with publicly traded shares: BRASKEM S.A., Petroquímica União S.A. — PQU and Companhia Petroquímica do Sul S.A. — COPESUL. The Company’s investments in these companies with publicly traded shares amounts to less than 20% of the investee’s total voting shares, are classified as available for sale and have been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US$ 494 and US$ 657 as of December 31, 2005 and 2004, respectively. These holding gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
11.	Investments in non-consolidated companies and other investments (Continued)

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2005 and 2004 includes US$ 179 and US$ 119 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

The Company’s investments in equity of non-consolidated companies generated equity earnings (losses) in results of non-consolidated companies of US$ 139 for the year ended December 31, 2005 (2004 — US$ 172; 2003 — US$ 141).
(a)	Acquisition of interest of GASMIG

On August 25, 2004, PETROBRAS, through its subsidiary PETROBRAS GÁS S.A. – GASPETRO, agreed to the acquisition of 40% interest of the capital of Companhia de Gás de Minas Gerais – GASMIG, according to the Association Agreement with Companhia Energética de Minas Gerais – CEMIG, dated August 11, 2004, in order to promote natural gas consumption in the Minas Gerais State. The acquisition was approved by the Minas Gerais State Legislature through Law No. 15.404, dated December 3, 2004. The operation was concluded on December 15, 2004 by GASPETRO and its subsidiary TSS Participações S.A., for US$ 58. The acquisition of GASMIG was recorded using the equity method of accounting.

(b)	Acquisition of interest of CEG RIO

PETROBRAS, through its subsidiary Petrobras Gás S.A. — GASPETRO, concluded on July 11, 2005 the acquisition of 12.41% of the shares (common and preferred) of Distribuidora de Gás Natural Canalizado CEG-RIO, for US$ 17. With this acquisition, the shareholdings of GASPETRO in said company are increased to 37.41%. The Company has accounted for its investment using the equity method, retrospectively from the date of the initial investment. Due to the immateriality of the involved amounts the Company is not restructuring the 2004 Financial Statements for effects of the additional share interest purchase. The acquisition of CEG RIO was recorded using the equity method of accounting.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
11.	Investments in non-consolidated companies and other investments (Continued)
(c)	Exchange of assets – PETROBRAS and REPSOL — YPF

On December 28, 2000, PETROBRAS and Repsol YPF entered into a Contract for the Exchange of Assets, under which PETROBRAS, in exchange of shares of EG3 in Argentina, assigned to Repsol YPF a 30% shareholding in Refinaria Alberto Pasqualini – REFAP, the right to sell fuels in approximately 230 gas stations of BR Distribuidora and a 10% interest in Albacora Leste field.

The contract established in its 4th clause that the parties receiving the shares of EG3 and REFAP should, in the course of eight years after January 1, 2001, review every year the reference values of EG3 Group and REFAP S.A. (denominated “escalators”) to adjust them observing the conditions of said clause and to allow determining at the end of the period the definitive value of the shares of EG3 and REFAP, as well as definitive assets position and payment thereof to the creditor, under common agreement between the parties. Under the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, the companies performed early and definitive liquidation of the escalators.

The final value, including monetary restatement, due by Repsol YPF to PETROBRAS, related to EG3 share, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to US$ 335. Of this amount US$ 95 was applied to reduce property, plant and equipments and US$ 158 recorded as extraordinary gain, net of US$ 82 of income tax.

The final value, including monetary restatement, due by PETROBRAS to Repsol YPF, related to 30% shareholding in REFAP, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to US$ 255. This amount was recorded as component of other expenses, net.

Those amounts are definitive, and not subject to review or verification by any of the parties, thus liquidating application and quantification of escalators, as provided for in the Escalators Liquidation Agreement.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Petroleum and alcohol account — receivable from Federal Government
(a)	Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
Opening balance	282	239
Reimbursements to PETROBRAS	—	1
Financial income (Note 26)	9	4
Result of audit conducted by the Federal Government	—	16
Partial settlement	—	(3)
Translation gain	38	25

Ending balance	329	282

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The federal government has certified the balance and placed a portion of the amount (US$ 53) in a restricted use account.

(b)	Settlement of the petroleum and alcohol accounts with the Federal Government

As defined in Law No. 10,742 dated October 06, 2003, the settlement of the Petroleum and Alcohol account with the Federal Government should have been completed by June 30, 2004. PETROBRAS has been working with the Ministry of Mines and Energy – MME and Secretary of the National Treasury – STN in order to resolve remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or (3)by a combination of the above options.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financings
(a)	Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2005	2004
Import — oil and equipment	340	456
Working capital	610	91

	950	547

The weighted average annual interest rates on outstanding short-term borrowings were 4.09% and 4.43% at December 31, 2005 and 2004, respectively.

(b)	Long-term debt
•	Composition

	As of December 31,
	2005	2004
Foreign currency
Notes	5,871	6,440
Financial institutions	3,215	3,217
Sale of future receivables	1,241	1,707
Suppliers’ credits	1,349	726
Senior exchangeable notes	330	330
Assets related to export program to be offset against sales of future receivables (1)	(300)	(300)
Repurchased securities (2)	(356)	(291)

	11,350	11,829

Local currency
Debentures	935	814
National Economic and Social Development Bank — BNDES (state-owned company, see Note 26)	298	343
Debentures- BNDES (state-owned company, see Note 26)	291	274
Others	57	84

	1,581	1,515

Total	12,931	13,344
Current portion of long-term debt	(1,428)	(1,199)

	11,503	12,145

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financings (Continued)
(b)	Long-term debt (Continued)
(1)	In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates that amounted to US$ 300 as of December 31, 2005 and 2004, to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross, in these financial statements.

(2)	At December 31, 2005 and 2004, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46, in the total amount of US$ 2,078 (US$ 2,013 in 2004). These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$ 356 (US$ 291 in 2004), and project financings, of US$ 1,722 (US$ 1,722 in 2004), respectively. See also Note 15. Gains and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. During 2005 PETROBRAS recognized net losses on extinguishment of debt of US$ 17 (US$ 137 in 2004). As December 31, 2005, the Company had an outstanding balance of net premiums on reissuance of US$ 56 (US$ 78 in 2004).

•	Composition of foreign currency denominated debt by currency

	As of December 31,
	2005	2004
Currencies
United States dollars	10,679	10,949
Japanese Yen	409	553
Euro	262	326
Others	—	1

	11,350	11,829

•	Maturities of the principal of long-term debt

The long-term portion at December 31, 2005 becomes due in the following years:

2007	2,039
2008	1,517
2009	805
2010	1,448
2011	1,066
2012 and thereafter	4,628

11,503

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financings (Continued)
(b)	Long-term debt (Continued)

As of December 31, 2005 and 2004, US$ 1,588 and US$ 1,904, respectively, was related to PEPSA’s debt. Of this amount US$ 406 (US$ 368 in 2004) was recorded as current portion of long term debt and US$ 1,182 (US$ 1,536 in 2004) as long term debt).
•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,
	2005	2004
Foreign currency
6% or less	3,686	4,769
Over 6% to 8%	2,603	2,178
Over 8% to 10%	4,491	4,552
Over 10% to 15%	570	330

	11,350	11,829

Local currency
6% or less	85	393
Over 6% to 8%	266	—
Over 8% to 10%	264	248
Over 10% to 15%	966	874

	1,581	1,515

	12,931	13,344

On September 15, 2004, the subsidiary PETROBRAS INTERNATIONAL FINANCE COMPANY (“PIFCo”) concluded placement in the international capital market of “Global Notes” amounting to US$ 600 for 98.638% of their face value, with coupon of 7.75% per year, and maturity in 2014. The Company used the proceeds from this issuance principally to repay trade-related debt.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Structured finance of exports

Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and Petrobras Finance Ltd. — PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and special purpose entity not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$ 1,800 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$ 1,800:
•	US$ 1,500 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US$ 300 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the exports transferred by PFL, these losses will be compensated by the Junior Trust Certificates.
.	The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above. The Junior Trust Certificates form a 20% guarantee to the Senior Trust Certificates.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financings (Continued)
(b)	Long-term debt (Continued)

PETROBRAS prepaid an amount of US$ 330, which allowed PETROBRAS FINANCE LTD. – PFL to settle an equal amount on September 1, 2005 related to the Senior Trust Certificates series A2 and C with floating rates, issued by PF Export, maturing on 2010 and 2013, respectively.

On March 1, 2006 PETROBRAS will prepay US$ 334 to PETROBRAS FINANCE LTD. – PFL respective to the export prepayments and accordingly, US$ 295 were reclassified from long-term to current liabilities.

Subsequent, PETROBRAS FINANCE LTD. – PFL will pay on March 1, 2006 an equal amount related to the Senior Trust Certificates series A1 and B with fixed rates, issued by PF Export, maturing in 2010 and 2011, respectively.
•	GASENE Project, Urucu-Coari-Manaus gas pipeline project and Urucu-Coari liquefied petroleum gas line Project.

On December 5, 2005, PETROBRAS obtained a bridge loan from the National Bank for Economic and Social Development (BNDES), in the amount of US$ 342, for the special purpose company Transportadora GASENE S.A., responsible for the project aimed at interconnecting the Southeastern and Northeastern gas pipeline networks–GASENE, and US$ 342 for the special purpose company Transportadora Urucu Manaus S.A. proceeding with the financial structuring of the projects Urucu-Coari-Manaus gas pipeline and the Urucu-Coari liquefied petroleum gas (LPG) line.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Financing for P-51 and P-52 platforms

On November 25, 2004, the Board of Directors of PETROBRAS approved the execution of a contract in the amount of up to US$ 379 between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary PETROBRAS NETHERLANDS B.V. – PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform.

The amount is provided by BNDES within the BNDES-Exim post-shipment program, under the buyer credit standards, which includes financing no other than Brazilian national goods and services within the investment. The financing will be amortized over a 10-year period after conclusion of the platform construction work, expected for May 2007. The interest rate is 36-month LIBOR plus 2% during the grace period and the 60-month LIBOR plus 2% thereafter.

On December17, 2004, PETROBRAS NETHERLANDS B.V. — PNBV, a wholly-owned subsidiary of PETROBRAS, entered into a credit facility of US$ 280 for financing of the construction of plataforms P-51 and P-52. This loan is guaranted by export credit agencies of Norway, United Kingdon and Italy. The Agreement states either a floating rate (Libor plus 0.6%) or a fixed interest rate (4.86%).

On November 17, 2004, PETROBRAS NETHERLANDS B.V. — PNBV, a wholly-owned subsidiary of PETROBRAS, entered into a aditional Commercial Loan Facility Agreement with BNP Paribas to grant to PETROBRAS NETHERLANDS B.V. — PNBV a credit facility of US$ 100 for financing of the construction of plataforms P-51 and P-52. The agreement states a floating interest rate of Libor plus 1.4%.

The platform is being built in accordance with an engineering, procurement and construction agreement entered into with the Fels Setal/Technip consortium, an agreement for the construction and assembly of gas compression modules, entered into with Nuovo Pignone, and an agreement for the construction and assembly of turbo-generators, entered into with Rolls Royce, totaling approximately US$ 810.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Financing for P-51 and P-52 platforms (Continued)

P-51 will be one of PETROBRAS’ platforms having the largest processing capacity in the Marlim Sul field, located in the Campos Basin, expected to commence operations in 2008.
(c)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES — National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

At December 31, 2005 and 2004, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

The Company’s debt agreements contain affirmative covenants regarding, among other things, provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including, without limitation, limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages. PETROBRAS’ management affirms that the Company is in compliance with the covenants within debt agreements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
13.	Financings (Continued)
(c)	Guarantees and covenants (Continued)

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US$ 402 and US$ 437 at December 31, 2005 and 2004, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

PETROBRAS entered into standby purchase agreements in support of the obligations of its wholly-owned subsidiary, PIFCo, under the note issuances in 2001, 2002 and 2003 and their respective indentures. PETROBRAS has the obligation to purchase from the noteholders any unpaid amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

(d)	Lines of credit

At December 31, 2005 and 2004, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2005 and 2004 were US$ 1,688 and US$ 1,167, respectively. Lines of credit are included in short-term debt and long-term debt.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Financial income (expenses)

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2005, 2004 and 2003 are shown as follows:

	Year ended December 31,
	2005	2004	2003
Financial expenses
Loans and financings	(1,135)	(1,055)	(808)
Capitalized interest	612	267	184
Leasing	(98)	(94)	(117)
Project financings	(334)	(316)	(291)
Losses on derivative instruments	(103)	(233)	(80)
Repurchased securities losses	(17)	(137)	—
Other	(114)	(165)	(135)

	(1,189)	(1,733)	(1,247)

Financial income
Investments	337	199	243
Advances to suppliers	33	32	36
Government securities	90	42	24
Gain on fair value hedge	93	553	—
Other	157	130	331

	710	956	634

Monetary and exchange variation
Monetary and exchange variation on monetary assets	150	250	(269)
Monetary and exchange variation on monetary liabilities	98	200	778

	248	450	509

	(231)	(327)	(104)

15.	Project financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project fincance projects are consolidated based on FIN 46, and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
15.	Project financings (Continued)

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at December 31, 2005 and 2004:

	As of December 31,
	2005	2004
Barracuda/Caratinga	2,435	2,534
Companhia Locadora de Equipamentos Petrolíferos – CLEP (1)	1,700	1,700
Cabiúnas	799	1,045
Nova Transportadora do Sudeste – NTS (2)	461	260
Espadarte/Voador/Marimbá (EVM)	399	516
Nova Transportadora do Nordeste – NTN (2)	385	141
NovaMarlim	286	386
PDET Offshore S.A.	188	111
Cia Petrolífera Marlim	139	593
Albacora	55	81
Pargo, Carapeba, Garoupa and Cherne (PCGC)	35	67
Charter Development – CDC (3)	346	—
Codajás (4)	215	—
Transportadora Gasene	236	—
Fundo de Investimemento Imobiliário – FII (5)	85	—
Repurchased securities (6)	(1,722)	(1,722)

	6,042	5,712

Current portion of project financings	(2,413)	(1,313)

	3,629	4,399

(1)	Former Langstrand Holdings S.A.

(2)	Nova Transportadora do Sudeste – NTS and Nova Transportadora do Nordeste – NTN take part in the consortium responsible for Malhas Project.

(3)	Charter Development – CDC is responsible for Marlim Leste (P-53 project).

(4)	Codajás consolidates Transportadora Urucu — Manaus S.A. which is responsible for the Amazonia Project.

(5)	Investment Fund for Fixed Assets – FII is responsible for Certified Receipts of Acceptance of Fixed Assets – CRI Macaé Project.

(6)	At December 31, 2005 and 2004, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. See also Note 6.
PETROBRAS has received certain advances in the amount of US$ 370 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance; see Note 10. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
15.	Project financings (Continued)

At December 31, 2005, the long-term portion of project financings becomes due in the following years:

2007	1,081
2008	743
2009	674
2010	500
2011	86
2012 and thereafter	545

3,629

As of December 31, 2005, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

PDET Offshore S.A.	722
Charter Development — CDC	451
Codajás	128
Nova Transportadora do Nordeste — NTN	123
Transportadora Gasene	108
Nova Transportadora do Sudeste — NTS	96

1,628

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
15.	Project financings (Continued)

Investment
Project	Purpose	Main guarantees	amount
Barracuda/ Caratinga	To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin the SPC Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project.	Pledge of certain oil volumes and payment by BRASOIL if BCLC does not meet its obligations towards the lenders.	US$ 3,100

CLEP	PETROBRAS will sell assets related to oil production located in the Campos Basin, which will be supplied by Companhia Locadora de Equipamentos Petrolíferos – CLEP through a lease agreement for the period of 10 years, and at the end of which period PETROBRAS will have the right to buy shares of the SPC or project assets.	Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$ 1,250

Cabiúnas	Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to PETROBRAS under an international lease agreement.	Pledge of 10.4 billion m3 of gas.	US$ 850

Malhas Project - (NTN / NTS)	Consortium between TRANSPETRO, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TNS (a 100% GASPETRO company) supplies assets that have already been previously set up. Transpetro is the gas pipes operator.	Prepayments based on transportation capacity to cover any consortium cash insufficiencies	US$ 1,000

EVM	Project with the objective of allowing set up of submarine oil production equipment in the fields Espadarte, Voador, Marimbá and other seven smaller fields in the Campos Basin. EVM Leasing Co. (EVMLC), supplies assets to PETROBRAS under an international lease agreement.	Pledge of certain oil volumes.	US$ 1,070

NovaMarlim	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds PETROBRAS for operating costs resulting from the operation and maintenance of field assets.	30% of the field production limited to 720 days.	US$ 933

PDET	PDET Offshore S.A. is the future owner of the Project assets whose objective is that of improving the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and export. The assets will be later leased to PETROBRAS for 12 years.	All of the project’s assets will be pledged as collateral.	US$ 910

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
15.	Project financings (Continued)

Investment
Project	Purpose	Main guarantees	amount
Marlim	Consortium between Companhia Petrolífera Marlim (CPM), which furnishes to PETROBRAS submarine equipment for oil production of the Marlim field.	70% of the field production limited to 720 days	US$ 1,500

Albacora	Consortium between PETROBRAS and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to PETROBRAS oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$ 170

Albacora/Petros	Consortium between PETROBRAS and Fundação PETROS de Seguridade Social, which furnishes to PETROBRAS oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$ 240

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by PETROBRAS in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders.	US$ 134

Marlim Leste (P-53) Project – (CDC)	In order to develop production in the Marlim Leste field, PETROBRAS will use Floating Production Unit P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, USA. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.	Completion: the flow of charter payments to be made by PETROBRAS will begin at a Certain Date, including a 6-month contingency.

		Cost Overrun: Any increase in P-53 construction costs will represent an increase in charter amounts payable by PETROBRAS.	US$ 1,030

Development of two projects in the Gas and Energy area:
Amazônia (Codajás)	construction of a gas pipe with length of 395 km, between Coari and Manaus, under the responsibility of Transportadora Urucu — Manaus S.A. and construction of a thermoelectric plant, in Manaus, with capacity of 715 MW through Companhia de Geração Termelétrica Manauara S.A.	Being negotiated	US$ 1,300

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
15.	Project financings (Continued)

Investment
Project	Purpose	Main guarantees	amount
GASENE	TRANSPORTADORA GASENE S.A. will own the Southeast- Northeast gas pipeline, which aims at interconnecting the Southeastern and Northeastern gas pipeline networks, thus forming the Brazilian Natural Gas Transportation Network (Rede Brasileira de Transporte de Gás Natural — RBTGN).	To be defined.	US$ 2,000.

Certificate of Real Estate Receivables - CRI Macaé (FII)	This project aims at constructing four administrative buildings in Macaé (RJ) through the issuance of a Certificate of Real Estate Receivables by Rio Bravo Securitizadora S/A, secured by leasing credit rights to PETROBRAS.	Corporate guarantee provided by PETROBRAS	US$ 85
PDET Offshore – project financing commitment
On March 2, 2005, the Company completed the negotiations and executed the documents for raising permanent financing for the Project. The loan comprises a total of US$ 910, provided by Japan Bank for International Cooperation, a group of Commercial Banks, led by Mizuho Corporate Bank, and a consortium between Mitsubishi Corporation and Marubeni Corporation. The project finance structure utilizes a special purpose company named PDET Offshore S.A., which is the entity to borrow the funds, to own all Project assets and to rent such assets to PETROBRAS for 12 years, counted from the date of completion of the assets or March 2007, whichever happens first.
Blade Securities Limited
The Special Purpose Company (SPC) BLADE Securities Ltd (“BLADE”), was created by the Deutsche Bank (DB), in order to support PETROBRAS in its transactions related to the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA power plant. (See Note 20). The financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and the sale of such rights to a private institution, DB, until a strategic partner is introduced by PETROBRAS within a maximum period of one year.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
15.	Project financings (Continued)

Blade Securities Limited (Continued)

Under the agreements, PIFCo paid to Blade US$ 1, and in return, Blade transferred to PIFCo the right to any dividends to be received from TERMOBAHIA and the rights to the shares of TERMOBAHIA either for PIFCo or a PETROBRAS subsidiary. Additionally, PIFCo paid to Blade US$ 38, and in return, Blade transferred to PIFCo the rights to any amounts received from TERMOBAHIA related to the subordinated loan, which has an interest rate of 8% p.a. (amended from an original rate of 18.79% under agreements signed between and among the parties) and an expiry date of 2023, and the right to the loan receivable for PIFCo or a PETROBRAS subsidiary. See also Note 20 (h).

As a result of the trasaction series, Petrobras has recognized a US$4 gain on debt extinguishment related to the fact it will no longer be paying 18.79% interest to a third party lender. Due to immateriality, the Company has not applied step aquisition accounting to the purchase of the 49% TERMOBAHIA interest.
16.	Capital lease obligations

The Company leased certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2005, assets under capital leases had a net book value of US$ 1,419 (US$ 1,518 at December 31, 2004).

The following is a schedule by year of the future minimum lease payments at December 31, 2005:

2006	305
2007	283
2008	299
2009	274
2010	224
2011	109
2012 and thereafter	98
Estimated future lease payments	1,592
Less amount representing interest at 6.2% to 12.0% annual	(338)

Present value of minimum lease payments	1,254
Less current portion of capital lease obligations	(239)

Long-term portion of capital lease obligations	1,015

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Thermoelectric plant obligations

As a result of adoption of FIN 46 at December 31, 2003, the Company consolidates six thermoelectric plants. Previously, three of these thermoelectric plants were accounted for as capital leases, and therefore, their consolidation did not have a material impact on the Company’s financial condition. For the other three thermoelectric plants, the Company was deemed the primary beneficiary because of contractual obligations concerning third-party interests, with amounts equal to the contingent payments required under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

The balance of thermoelectric obligation at December 31, 2004 was US$ 1,095 and the thermoelectric obligation represented the debt of the consolidated thermoelectric with the third party lender. Pursuant to the acquisitions dicussed below, at December 31, 2005 the thermoelectric financial statements are consolidated on a line by line basis and related obligations are presented together with debt.
(a)	Eletrobolt

On August 13, 2004, the Board of Directors of PETROBRAS approved the financial conditions for the acquisition of 100% interest of Eletrobolt Thermoelectric plant from Sociedade Fluminense de Energia, with a share purchase price of US$ 65. The Company’s previous variable interest in Eletrobolt was being accounted for in accordance with FIN 46 and the 2004 share acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

(b)	Termorio

In February, 2005, in order to facilitate the financial restructuring process of Termorio, PETROBRAS acquired the remaining 50% interest of Termorio ´s voting capital from NRG for US$ 83 bringing its ownership to 100% of total and voting capital. The Company’s previous variable interest in Termorio was being accounted for in accordance with FIN 46 and the 2005 share acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Thermoelectric plant obligations (Continued)
(c)	Termoceará

On June 24, 2005, PETROBRAS acquired Termoceará Ltda., a plant with net generation capacity of 220 MW/h. The acquisition price was equal to US$ 137, of which US$ 81 related to the purchase of tangible assets of the thermoelectric plant and US$ 56 was designated to settle payables to the lenders of the project (BNDES and Eximbank). The excess of amounts paid over fair value of assets acquired is attributable to intangible assets and goodwill.

The Company’s previous variable interest in Termoceará was being accounted for in accordance with FIN 46 and the 2005 share acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

(d)	Macaé merchant

In February 2005, the arbitration proceedings began related to the dispute between PETROBRAS and El Paso arising from the economic and financial imbalance deemed to exist relative to the construction and operation of the Macaé Merchant Thermoelectric Plant. PETROBRAS claims such contract to be invalid and require re-negotiation as a result of changed economics. Related to the disputes, PETROBRAS made a court ordered bank deposit in the amount of US$ 181 related to unpaid contingency the amounts, while awaiting final decision of the Arbitration proceedings.

On February 01, 2006 PETROBRAS signed a Memorandum of Understanding — MOU containing conditions for the acquisition of 100% interest of Macaé Merchant and began a due diligence process in order to conclude the acquisition.

In the event the process of due diligence, the detailing and negotiation of the acquisition process take place to the satisfaction of the parties, the final contracts will be executed with a price of US$ 358 for the debt assumption and transfer of the shares.

The final terms of the contracts will need to be submitted for the approval of the Board of Directors of PETROBRAS and El Paso.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Thermoelectric plant obligations (Continued)
(e)	First auction of energy capacity

On December 16, 2005 the Brazilian Agency for Electric Energy Affairs (Agência Nacional de Energia Elétrica – ANEEL) organized a public sale of electricity capacity derived from new enterprises, with the objective of supplying the National System of Energy (Sistema Interligado Nacional – SIN) under the Regulated Environment of Contraction (Ambiente de Contratação Regulada – ACR).

Such regulated contraction must be formalized through bilateral contracts named Energy Contracts under the Regulated Environment (Contrato de Comercialização de Energia no Ambiente Regulado – CCEAR) and signed between the producer and all the purchasing distribution companies.

The CCEAR predicts that the producer’s revenue will be composed of both fixed and variable parcels, which must be paid monthly by the purchaser. The fixed parcel comprehends a charge to provide for the recovery of the cost of the plant and related financing. The variable parcel will be obtained by the product of the variable cost stated in the CCEAR times the difference between the energy produced and the amount related to the fixed parcel.

In this first auction of energy from new enterprises, PETROBRAS sold 1.391 MW of capacity that will be produced by its thermoelectric plants: Eletrobolt, MPX Termoceará Ltda., TERMORIO S. A., Três Lagoas and Cubatão. The future revenues are calculated for sales of available capacity from the Company’s power plants generating fixed revenue for a term of 15 years in current values of US$ 85/year beginning from 2008 with the sale of 352 MW, of an additional US$ 90/year beginning from 2009 with the sale of a further 469 MW and an additional US$ 119/year beginning from 2010 with the sale of 570 MW. Additionally PETROBRAS will receive reimbursement for variable costs of operation, as per established parameters and the actual dispatch of the power plants.

The contracts for the energy auction bid results as announced in December 2005 have not yet been signed. As of and for the year ended December 31, 2005, there is no effect to financial position or results of operations for these energy auction contracts.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits
(a)	Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of December 31,
	2005		2004
		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits
Current liabilities	206	—	166	—
Long-term liabilities	3,627	3,004	2,915	2,137

Employees’ postretirement benefits obligations	3,833	3,004	3,081	2,137

Accumulated other comprehensive income	2,941	—	2,994	—
Tax effect	(1,011)	—	(1,019)	—

Net balance recorded in shareholders’ equity	1,930	—	1,975	—
(b)	Pension plan — Fundação Petrobras de Seguridade Social — PETROS

The Fundação Petrobras de Seguridade Social (PETROS) and the current benefits plan (the PETROS Plan)

The Fundação Petrobras de Seguridade Social (PETROS) was established by PETROBRAS as a private, legally separate nonprofit pension entity with administrative and financial autonomy. As such, PETROS has the following principle objectives:
(i)	institute, manage and execute benefit plans for the companies or entities with which it has signed agreements;

(ii)	provide administration and execution services for benefit plans focused on post-retirement payments; and

(iii)	promote the well-being of its members, especially with respect to post-retirement payments.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

The PETROS plan is a contributory defined-benefit pension plan introduced by PETROBRAS in July of 1970, to supplement the social security pension benefits of employees of PETROBRAS and its Brazilian subsidiaries and affiliated companies. In order to fund its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. Additionally PETROS is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2005 year, contributions paid totaled US$ 570 (US$ 435 in 2004), and was deducted from the balance of the provision for benefit obligation established at December 31, 2005. In the 2005 and 2004 financial years, these contributions were included in the cost of operations.

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The accumulated benefit obligation less the fair value of plan assets is recognized as an increase or decrease in the additional minimum liability and respectively recorded to “amounts not recognized as net periodic pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2005, in accordance with the procedure established by SFAS 87.

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to the Company and subsidiaries in the 2005 and 2004 financial years, was 1.00. The Company’s best estimate of contributions expected to be paid in 2006 respective to the pension plan approximates US$ 162, with total pension benefit payments in 2006 expected to be US$ 722.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

	As of December 31,
	2005	2004
Government securities	45%	49%
Investments funds	26%	22%
Equity instruments	18%	17%
Other	11%	12%

	100%	100%

Plan assets include the following securities of related parties:

	As of December 31,
	2005	2004
PETROBRAS common shares	178	85
PETROBRAS preferred shares	343	144
Government controlled companies	14	28
Government securities	3,899	3,270
Securities of other related parties	183	197

	4,617	3,724

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

Plan assets (Continued)

PETROS provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties. (See Note 15).

The Company uses 6.19% as the expected long-term rate of return over inflation on PETROS’ assets. The PETROS’ portfolio of investments as of December 31, 2005 was comprised of 71% securities, 45% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 26% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6.19% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the PETROS’ asset portfolio.

PETROS intends to change its investment strategy for the 2006-2008 years to reflect the evolution of and opportunities expected in the Brazilian economy for 2006 and beyond. PETROS will continue to maintain plan assets in various sectors, but percentages by asset type are expected to differ depending on yield’s achievable in the market while minimizing risk exposure.

PETROS has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan

In May of 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on defined contribution formula for programmable benefits and a defined benefit formula for risk benefits. However, the migration of participants and beneficiaries of the previous plan (PETROS) to the new plan was suspended, pursuant to a Federal. Judicial ruling arising from an injunction filed by the employee union. A court order in 2004 granted the injuction ruling against the new plan and invalidating any changes to the PETROS plan premised upon intended migration to a new plan. This court decision is under appeal.

The impact of joining the new plan and the cost of the benefits stipulated in the new plan will be valued according to the standards established in SFAS 87 and will only be computed and recognized in the accounts when the litigation has been resolved.

Pursuant to closure of the PETROS Plan, PETROBRAS contracted a group life insurance policy to cover employees commencing employment with the Company subsequent to closure of the of the PETROS plan; this policy will remain in effect until a new private pension plan is implemented.

In 2003, PETROBRAS formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits. There have been no formal decisions by the committee as of December 31, 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan (Continued)

PETROBRAS made internal studies to develop proposals with FUP and petroleum union with Conttimaf and representatives of Sitramico, in order to evaluate alternatives for a new model for the Company’s supplementary pension plan. The Company held meeting with these etitles to consider questions relative to the Petros Plan and when the proposal for a new plan will be completed. One of the principal objectives of the negotiations was to define a solution to the technical deficit of the Petros Plan and also to solve the problems of structural and diagnostic issues raised in the FUP and union studies, always complying limites imposed by laws of Brazil.

PETROBRAS, in its policy of transparency hopes to arrive at an understanding with all unions as brieffy as possible, to find and implement the structural solutions and sustain relative questions of the model intended to be complete.

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5.32% of the payroll of the members and is equal to the contributions made by the participants.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(c)	PETROBRAS ENERGIA – PEPSA (including PESA)

Defined contribution plan

In November 2005, the Board of Directors of PETROBRAS ENERGIA, a PETROBRAS subsidiary in Argentina, approved the implementation of a defined contribution plan, which all of the Company’s employees may elect to join. This implementation will be supported by several financial channels and a trust, for the investments of PETROBRAS ENERGIA, and by mutual investment funds or investments in a Pension Fund Manager (AFJP), for the employees’ option. Through this plan, PETROBRAS ENERGIA contributes to a trust the amounts equivalent to the contributions made by the employees participating in the plan to the mutual investment fund or AFJP, based on the contribution plan defined for each salary level. Participating employees may make voluntary contributions in excess of those established in the contribution plan, but these will not be considered for purposes of calculating the amounts to be contributed by PETROBRAS ENERGIA. Upon joining the plan, the employees may elect to make contributions retroactively to January 1, 2004 or to the date they joined PETROBRAS ENERGIA, whichever is closest.

In addition to the above mentioned defined contribution plan the Company maintains a policy of benefits for all employees which is granted after certain service requirements are achieved and is equal to one month of salary for each year of service to the company, in accordance with a decreasing pay scale in accordance with the years of service of the employee and is intended to do complement the employees’ pension.

PESA, a PETROBRAS subsidiary in Argentina, contributes to a defined contribution private pension plan applicable to all company employees whose salaries exceed a certain level. Based on this plan, PESA made additional contributions for amounts equivalent to those made by employees who exceeded the amounts required by law, which were inputted to results for the periods in which such contributions were made.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(c)	PETROBRAS ENERGIA – PEPSA (including PESA) (Continued)

Defined contribution plan (Continued)

Due to important changes in the Argentine macroeconomic scenario as from the end of 2001 and to the uncertainties on the economic unfolding in Argentina, PESA temporarily suspended this benefit as from January 2002. The benefit will be resumed as a provisional savings method is found for such purpose.

Defined benefit pension plan

All employees joining PEPSA prior to May 31, 1995 that have participated in the defined contribution plan without interruption and that have worked for a required number of years are entitled to be participants in the defined benefit pension plan. The benefit is based on the last salary amount paid to the employees that participate in the plan, considering years of service.

The defined benefit pension plan is of a supplemental nature, with the benefit received by the employee corresponding to an amount defined in conformity with the plan’s provisions, after deducting the benefits payable in accordance with the contribution plan and the government-sponsored pension system, such that the aggregate amount of benefits granted to each employee under the three plans is equivalent to that defined in the plan. As from retirement, the employees are entitled to a fixed monthly payment.

The plan requires contributions to a fund, payable exclusively by PEPSA and without any contribution by the employees, who must contribute to the social security system based on their total salary. The fund’s assets have been transferred to a trust and invested mainly in bonds, notes, mutual investment funds and fixed term deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. PEPSA determines the liability relating to this plan using actuarial calculation methods.

In conformity with PEPSA’s by- laws, the Company contributes to the fund based on amounts proposed by the Board of Directors to the Sharehoders’ Meeting limited to a maximum equivalent to 1.5% of net income for each year.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(d)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on annual costs incurred by plan participants.

The actuarial gains and losses arising from the differences between the actuarial assumptions and the costs effectively incurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized over the average remaining service period of the active employees.

For measurement purposes, a 12.5% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 6.0% from 2006 to 2035.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease
Effect on total of services and interest cost component	109	(88)
Effect on postretirement benefit obligation	792	(644)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(d)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

LIQUIGÁS DISTRIBUIDORA S.A.

On August 9, 2004, the Company acquired Liquigás Distribuidora S.A. (see Note 20). Liquigás maintains a health care benefit plan, which offers defined benefits and covers LPG employees. At December 31, 2005, Liquigás recorded liabilities in connection with future post-retirement health care benefit costs, in the amount of US$ 16 (US$ 12 in 2004). The liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method, according to SFAS 106 and SFAS 132 Employers’ Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106 (“SFAS 132”).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(e)	Funded status of the plans

The funded status of the plans at December 31, 2005 and 2004, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	As of December 31,
	2005		2004
		Health		Health
	Pension	Care	Pension	care
	benefits	benefits	benefits	benefits
Change in benefit obligation:
Benefit obligation at beginning of year	11,509	4,025	7,768	3,073
Service cost	146	74	134	45
Interest cost	1,381	489	866	343
Actuarial loss (gain)	363	(28)	2,205	320
Benefits paid	(570)	(141)	(435)	(103)
Others	(2)	—	—	12
Gain on translation	1,595	555	971	335

Benefit obligation at end of year (1)	14,422	4,974	11,509	4,025

Change in plan assets:
Fair value of plan assets at beginning of year	7,104	—	5,591	—
Actual return on plan assets	1,609	—	1,136	—
Company contributions	155	141	118	103
Employee contributions	112	—	105	—
Benefits paid	(570)	(141)	(435)	(103)
Others	(2)	—	—	—
Gain on translation	1,005	—	589	—

Fair value of plan assets at end of year	9,413	—	7,104	—

Reconciliation:
Funded status	(5,009)	(4,974)	(4,405)	(4,025)
Unrecognized actuarial loss	4,117	1,970	4,318	1,888
Net amount recognized	(892)	(3,004)	(87)	(2,137)

Amounts recognized in the balance sheet consist of:
Employees’ postretirement benefits	(3,833)	(3,004)	(3,081)	(2,137)
Accumulated other comprehensive income	2,941	—	2,994	—

Net amount recognized	(892)	(3,004)	(87)	(2,137)

(1)	Projected benefit obligation, measured at December 31, 2005 and 2004. The Transpetro plan has no participants to date and the PEPSA plan is defined contribution for employees above a specified salary level, and thus such plans have no effect on projected benefit obligation. Thus, the projected benefit obligation disclosed above is aggregated to all PETROBRAS’ group companies.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(e)	Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	As of December 31,
	2005		2004
		Health		Health
	Pension	Care	Pension	Care
	benefits	benefits	benefits	benefits
Service cost-benefits earned during the year	146	74	134	45
Interest cost on projected benefit obligation	1,381	489	866	343
Expected return on plan assets	(887)	—	(672)	—
Gain on translation	56	22	101	39
Recognized actuarial loss	376	141	256	91

	1,072	726	685	518
Employee contributions	(112)	—	(105)	—

Net periodic benefit cost	960	726	580	518

The main assumptions adopted in 2005 and 2004 for the actuarial calculation are summarized as follows:

	2005		2004
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Discount rates	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%
Rates of increase in compensation levels	Inflation: 5% + 2.08%	Inflation: 5% + 2.08%	Inflation: 5% + 2.11%	Inflation: 5% + 2.11%
Expected long-term rate of return on assets	Inflation: 5% + 6.19	Not applicable	Inflation: 5% + 6%	Not applicable
Mortality table	AT 2000	AT 2000	AT 2000	AT 2000
PETROBRAS has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribudora, Petroquisa, and Refap contain similar assumptions and the benefit obligation related to PEPSA, the international plan, is not significant to the total obligation and thus has also been aggregated. All PETROBRAS group pension plans have accumulated benefit obligation in excess of plan assets.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(e)	Funded status of the plans (Continued)

The determination of the expense and liability relating to the Company’s pension plan involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of SFAS 87 in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable. Although SFAS 87 offers limited guidance, the Company considers it appropriate to use actuarial assumptions which include an estimate of long-term inflation; i.e. nominal rates.

PETROBRAS approved a change to a new mortality table of the actuarial assumptions of the pension and healthcare plans in Brazil; this new mortality table reflects updated assumptions and changes relative to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Employees’ postretirement benefits and other benefits (Continued)
(f)	Change in accounting principle related to methodology application

As discussed in Note 3(c), on December 31, 2004 the Company adopted a new actuarial methodology regarding the calculation of Accumulated Benefit Obligation.

The Accumulated Benefit Obligation at December 31, 2005 and 2004, respectively, is US$ 13,246 and US$ 10,186.

(g)	Cash contributions and benefit payments

In 2005, the Company contributed US$ 155 to its pension plans. In 2006, the Company expects contributions to be approximately US$ 162. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension benefits	Health care benefits
2006	722	168
2007	785	192
2008	854	220
2009	932	252
2010	1,024	288
Subsequent five years	6,872	2,115

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Shareholders’ equity
(a)	Capital

The Company’s subscribed and fully paid-in capital at December 31, 2005 and 2004 consisted of 2,536,673,672 common shares and 1,849,478,028 preferred shares, as retroactively restated for stock split, mentioned below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on July 22, 2005 decided split of each company share into four, resulting in free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to Article 4 of the Company’s By Laws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved; such amendment to the Company’s By Laws is effective from September 1, 2005.The relation between American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the share split.

At an Extraordinary General Meeting to be held together with the General Ordinary Meeting, on April 3, 2006, the Board of Directors of PETROBRAS will propose to the shareholders of PETROBRAS an increase in the Company’s capital to US$ 20,612 (R$ 48,248) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$ 6,414 (R$ 15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Shareholders’ equity (Continued)
(a)	Capital (Continued)

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora — BR, at an issue price of US$ 12.38 (R$ 45.08) per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002. As a result, the capital of the Company increased by US$ 122. This minority interest acquisition, accounted for as a purchase business combination under SFAS No. 141 – Business Combinations (“SFAS 141”), did not have a material impact to the financial statements.

The Extraordinary Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on March 27, 2003, approved an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US$ 912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6,404/76.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora — BR, at an issue price of R$ 45.08 per share. As a result, the capital of the Company increased by US$ 8.

The General Extraordinary Meeting, held together with the General Ordinary meeting on March 29, 2004, increased the Company’s capital to US$ 11,701, through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$ 4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization was made in order to bring the Company’s capital in line with the investment requirements of an oil company given intensive use of capital and extended operating cycles.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Shareholders’ equity (Continued)
(a)	Capital (Continued)

The Extraordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R$ 30.000 million to R$ 60.000 million, through the issuance of up to 200,000,000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

On May 13, 2005, PETROBRAS management approved the proposed share split and the related amendment to article 4 of the Company’s by-laws. These issues were discussed by the shareholders at the Extraordinary General Meeting (EGM) held on June 15, 2005.

(b)	Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$ 275 in dividends during the year ended December 31, 2005 (2004 — US$ 366 — 2003 — US$ 212). No withholding tax is payable on distributions of dividends made since January 1, 1996.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Shareholders’ equity (Continued)
(b)	Dividends and interest on shareholders’ equity (Continued)

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$ 1,835 in interest on shareholders’ equity during the year ended December 31, 2005 (2004 — US$ 1,443 — 2003 — US$ 731).

The proposal for 2005 dividends that is being submitted by the PETROBRAS Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on April 03, 2006, in the amount of US$ 2,998, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders. This Dividend include interest on capital approved by the Board of Directors on June 17, 2005, in the amount of US$ 933, which was made available to shareholders on January 5, 2006, corresponding to US$ 0.21 per common and preferred share, and to US$ 0.84 per share before the share split of September 2005, based on the shareholding position of June 30, 2005. The dividend proposed also includes interest on capital approved by the Board of Directors on December 16, 2005, which will be made available until March 31, 2006 based on the shareholding position of December 31, 2005, in the amount of US$ 939, corresponding to US$ 0.21 per common and preferred share, and an aditional parcel, approved by the Board of Directors on February 17, 2006, in the amount of US$ 468, corresponding to US$ 0.11 per common and preferred share, based on the shareholding position of December 31, 2005. These amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Shareholders’ equity (Continued)
(b)	Dividends and interest on shareholders’ equity (Continued)

The dividends and the final portion of the interest on shareholders’ equity will be paid on a date to be established by the General Shareholders’ Meeting. These amounts will be monetarily restated from December 31, 2005 to the initial date of payment, according to the variation in the SELIC rate.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, generated an income tax and social contribution credits of US$ 791 (US$ 650 in 2004, and US$ 364 in 2003).

The dividends related to the fiscal year ended December 31, 2004, approved at the General Shareholder’s Meeting held March 31, 2005, in the amount of US$ 1,900, (including the portion of interest on shareholders’ equity, in the amount of US$ 1,239, paid to the shareholders on February 15, 2005) were made available to shareholders on May 17, 2005.

The dividends related to the fiscal year ended December 31, 2003, approved at the General Shareholder’s Meeting held March 29, 2004, in the amount of US$ 1,955, including the portion of interest on shareholders’ equity, in the amount of US$ 1,139, paid to the shareholders on February 13, 2004 and also includes the portion of interest on equity in the amount of US$ 436, approved by the Board of Directors on February 13, 2004, were made available to stockholders on May 17, 2005.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2005, the Company had appropriated all such retained earnings.

In addition, at December 31, 2005, the undistributed reserve in appropriated retained earnings, amounting to US$ 17,439, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Shareholders’ equity (Continued)
(c)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2005	2004	2003
Income before extraordinary item and effect of change in accounting principle	10,186	6,190	5,862
Extraordinary gain, net of taxes	158	—	—
Cumulative effect of change in accounting principle, net of taxes	—	—	697

Net income for the period	10,344	6,190	6,559
Less priority preferred share dividends	(426)	(297)	(226)
Less common shares dividends, up to the priority preferred Shares dividends on a per-share basis	(584)	(407)	(309)

Remaining net income to be equally allocated to common and preferred shares	9,334	5,486	6,024

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672	2,536,673,672
Preferred/ADS	1,849,478,028	1,849,478,028	1,849,478,028

Basic and diluted earnings per share Common and preferred (*) (**)	2.32	1.41	1.34
Basic and diluted earnings per ADS (*) (**)	9.28	5.64	5.36

(*)	Per share data is presented after extraordinary item and cumulative effect of change in accounting principle.

(**)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.
(d)	Capital reserves
•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Shareholders’ equity (Continued)
(d)	Capital reserves (Continued)
•	Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.
(e)	Appropriated retained earnings

Brazilian Law and the Company’s by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:
•	Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

•	Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. For the year ended December 31, 2003, the Company’s management retained US$ 4,603 of which US$ 3,773 relates to net income for that year and US$ 830 to the remaining balance of retained earnings, to fund the Company’s capital expenditure budget for 2004. This proposal was approved at the General Shareholders’ Meeting held on March 29, 2004.

The proposal for appropriation of income for the year ended December 31, 2004 includes a retention of earnings in the amount of US$ 4,396, of which US$ 4,392 relates to net income for the year and US$ 4 to the remaining balance of retained earnings, approved by the General Shareholders’ Meeting held on March 31, 2005. This proposal is intended to cover partially the annual investment program established in the capital budget for 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Shareholders’ equity (Continued)
(e)	Appropriated retained earnings (Continued)
•	Undistributed earnings reserve (Continued)

The proposal of destination of net income for the year ended December 31, 2005 includes retention of profits of US$ 6,453, with a US$ 6,449 amount, arising from net income for the year, and the US$ 4 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2006 capital budget, ad referendum of the General Shareholders’ Meeting of April 3, 2006.

•	Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.
20. Domestic and international acquisitions
(a)	Acquisition of Liquigás Distribuidora S.A.

On August 9, 2004, the Company’s subsidiary, Petrobras Distribuidora S.A. – BR, acquired from ENI B.V. 100% of the capital of its Brazilian subsidiary Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.), assuming its control from that date.

The purchase price paid for Liquigás Distribuidora S.A. was based on an economic valuation model of expected future earnings of Liquigás Distribuidora S.A., which considered relevant factors, including the potential effects of the economic situation of Brazil. The acquisition of Liquigás Distribuidora S.A. totaled US$ 511. The Company paid US$ 225 in cash, and settled a debt of US$ 225 that the former Agip do Brasil had with ENI BV. An additional amount of US$ 61 related to subsequent purchase price adjustments was paid on December 10, 2004.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Domestic and international acquisitions (Continued)
(a)	Acquisition of Liquigás Distribuidora S.A. (Continued)

The acquisition of Liquigás Distribuidora S.A. was recorded using the purchase method of accounting and the financial statements of Liquigás Distribuidora S.A. were included in the consolidated PETROBRAS financial statements, beginning in August of 2004. The purchase price allocation was based on the fair market value.

Liquigás Distribuidora S.A. is a liquefied petroleum gas (LPG), fuel and lubricant distributor, and has 21.5% share in the LPG market in Brazil, 3.8% of total fuel distribution domestic market with a network of more than 1,500 service stations and 3% share in the Brazilian lubricant distribution market.

The acquisition of Liquigás Distribuidora S.A. contributes toward achieving the objectives established in PETROBRAS’ Strategic Planning for its subsidiary BR of expanding its share in the LPG distribution segment, and also of consolidating its penetration in the automotive fuel distribution market in certain regions of the country.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of Liquigás Distribuidora S.A. had occurred at the beginning of the years presented.

	2004		2003
		Pro-forma		Pro-forma
	As reported	(unaudited)	As reported	(unaudited)
Net operating revenues	38,428	39,529	30,914	32,783
Cost of Sales	(21,279)	(22,222)	(15,533)	(17,168)
Net income for the period	6,190	6,182	6,559	6,604
Basic and diluted earnings per common and preferred share (*) (**)	1.41	1.41	1.50	1.51
Basic and diluted earnings per ADS (*) (**)	5.64	5.64	6.00	6.04

(*)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.

(**)	After effect of cumulative accounting change.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Domestic and international acquisitions (Continued)
(b)	Acquisition of Triunfo’s shares by PETROQUISA

The Company’s subsidiary, Petrobras Química S.A. – PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. (Triunfo) in response to the put option.

After exercise of its preemptive right on May 14, 2004, PETROQUISA, which had previously held 45.22% of voting capital and 59.92% of capital stock of Petroquímica Triunfo increased its interest to 70.45% of voting capital and 85.04% of its capital stock. The results of Triunfo have been included to the PETROBRAS Consolidated Financial Statements since May of 2004. Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

The acquisition was consummated principally to expand PETROBRAS’ petrochemical activities according to the Strategic Plan approved in May 14, 2004.

The Company paid US$ 32 (R$ 101 million) in cash and this purchase price was based on an economic valuation model of expected future earnings of Petroquímica Triunfo S.A.

Petroquímica Triunfo S.A. produces low-density polyethylene and has an installed capacity of 160,000 tons per year. Triunfo’s activities are exclusively in Brazil.

(c)	Acquisition of FAFEN Energia S.A.

On December 27, 2004, PETROBRAS approved the acquisition of the remaining 80% interest in the FAFEN Energia S.A. thermoelectric power plant, thus bringing its ownership interest to 100%. PETROBRAS will pay EDP Brasil S.A. US$ 36 for the acquisition, payable as follows: 50% — 30 days after the closing of the operation, 25% one year thereafter and the remaining 25% — two years thereafter. This thermoelectric power plant has an installed capacity of 133 MW for electricity generation and 42 ton/hour for steam generation and is located in the State of Bahia.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Domestic and international acquisitions (Continued)
(c)	Acquisition of FAFEN Energia S.A. (Continued)

The acquisition of FAFEN was recorded using the purchase method of accounting and the assets and liabilities were included in the consolidated PETROBRAS financial statements as of December 31, 2004. Results of operations were included in the consolidated PETROBRAS financial statements beginning on January 2005.

The purchase price for FAFEN was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers. Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

(d)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA — and Petrolera Entre Lomas S.A. — PELSA

On October 17, 2002, the Company signed the Final Share Acquisition Agreement completing the acquisition of a controlling interest PEPSA and PELSA.

On May 13, 2003, the Argentine antitrust agency approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 58.62% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US$ 739 in cash and US$ 338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Domestic and international acquisitions (Continued)
(d)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA — and Petrolera Entre Lomas S.A. — PELSA (Continued)

The acquisition of PEPSA and PELSA was recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003.

The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers. The goodwill of US$ 183 generated by the transaction is attributed principally to downstream activities.

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Domestic and international acquisitions (Continued)
(d)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA — and Petrolera Entre Lomas S.A. — PELSA (Continued)

Consolidated income statements data for the year ended December 31, 2003.

		Pro forma
	As reported	(unaudited)
Net operating revenues	30,914	31,467
Costs and expenses	(20,518)	(20,878)
Financial expenses, net	(104)	(309)
Others	(1,519)	(1,503)
Income tax expense	(2,663)	(2,665)
Minority interest	(248)	(260)
Cumulative effect of change in accounting principles, net of taxes	697	697
Net income for the year	6,559	6,549
Basic and diluted earnings per Common and Preferred share (*) (**)	1.50	1.49
Basic and diluted earnings per ADS (*) (**)	6.00	5.96

(*)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.

(**)	After effect of cumulative accounting change.
(e)	Acquisition of Baixada Santista Energia Ltda. — BSE

On March 9, 2005, PETROBRAS approved the conditions agreed with Marubeni Corporation, for the purchase of quotas held by Marubeni Corporation in Baixada Santista Energia Ltda. – BSE, a special purpose company incorporated within the UTE Cubatão Project. This operation involves approximately US$ 90, and project resumption will meet the present requirements for the energy and steam power generation system renewal for the Cubatão Refinery (RPBC). Upon conclusion, this plant will have an installed capacity of 200 MW for electricity generation and 400 ton/hours for steam generation.

The Thermoelectric Plant of Cubatão is expected to start operating in October 2007 and will supply 47 MW and 415 t/h of steam to Refinaria Presidente Bernardes in Cubatão (RPBC), belonging to PETROBRAS. Electricity surplus will be made available to the market. Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Domestic and international acquisitions (Continued)
(f)	Acquisition of new businesses in Colombia, Paraguay and Uruguay

In November 2005, the Board of Directors of PETROBRAS approved the acquisition of 51% of the capital of Gaseba Uruguay — Grupo Gaz de France S.A., a natural gas distribution concession company in Montevideo, Uruguay from GDF International. This operation is subject to conclusion and execution of a purchase and sale agreement, to the completion of some legal procedures, especially with regard to Gaseba’s minority shareholders, to the approval from Uruguayan and the French government.

In December 2005, PETROBRAS signed three Share Purchase Agreements for the acquisition of fuel businesses (retail and trade markets) in Colombia and of total operations conducted by Shell in Paraguay and Uruguay, in the approximate amount of US$ 140. The final transaction price will be defined when the related assets are fully transferred to PETROBRAS in 2006. Acquisitions in these countries are subject to proper governmental approvals.

(g)	Ventures in Japan

Through its subsidiary PETROBRAS International Braspetro B.V. — PIB BV, PETROBRAS created in Japan Brazil-Japan Ethanol Co., Ltd (Nippaku Ethanol K.K. in Japanese) in order to import and distribute ethanol produced in Brazil, developing technical and business solutions that result in reliable long-term fuel alcohol supply to the Japanese market.

Brazil-Japan Ethanol Co. Ltd will be equally owned (50% — 50% share) by PETROBRAS and Nippon Alcohol Hanbai K.K., which holds 70% of the ethanol distribution market in that country. Corporate management will be shared by both companies, which will join efforts and apply their distinct knowledge, technology and experience to export ethanol for fuel use from Brazil to Japan in large volumes, with quality and safety.

The new company will seek to develop technical and business solutions with a view to introducing ethanol in the Japanese energy system in replacement for fuel fossils, in order to reduce greenhouse gas emissions, such as carbon dioxide, thus contributing to the successful adoption of the Kyoto protocol.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Domestic and international acquisitions (Continued)
(h)	Acquisition of a 49% interest in TERMOBAHIA

On December 28, 2005, PETROBRAS exercised its preemptive right and concluded the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA, comprising shares and amounts receivable in the total amount of US$ 45, under a financial structuring agreed upon with the IDB.

This financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and the sale of such rights to a private institution until a strategic partner is introduced by PETROBRAS within a maximum period of one year. The Company’s previous investment on TERMOBAHIA was being accounted for in accordance to FIN 46 and step-acquisition business combination accounting was not applied as the transaction had no material impact on PETROBRAS’ consolidated accounting records. Due to the immateriality, proforma information has not been presented. See Note 15 discussion regarding Blade.

(i)	Agreement for sale and association with Teikoku Oil Co. Ltd. in operations in Ecuador

In January 2005, PETROBRAS Energia S.A. entered into an agreement for sale and association with Teikoku, under which, after obtaining prior approval and authorization from the Ministry of Energy and Mines of Ecuador, it will assign 40% of the rights and obligations under the contracts for participation in Blocks 18 and 31. It has been agreed that Teikoku will undertake the payment for 40% of the oil transportation agreement to Oleoduto de Crudos Pesados — OCP, as from the time production from Block 31 reaches an average of 10,000 barrels per day in a period of 30 consecutive days. During the transition period and before the expected output is reached, Teikoku will undertake to pay 20% of the agreement as of July 1, 2006.

Teikoku will also make a one-time payment of 20%, equivalent to an additional disbursement included in the agreement, considering the shortest of the following periods: (a) from July 1, 2006 until Block 31 reaches the estimated output; or (b) 18 months before the estimated output level is attained.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Domestic and international acquisitions (Continued)
(i)	Agreement for sale and association with Teikoku Oil Co. Ltd. in operations in Ecuador (Continued)

For this acquisition, Teikoku will make a down payment of US$ 5 and additional disbursement of US$ 10. Additionally, Teikoku is to make additional investments in Block 31, above and beyond its share in the joint venture, which will permit accelerated development of the block and monetization of the reserves.

The agreement will allow release of 40% of letters of credit of Petrobras Energia S.A., which are restricted to compliance with commercial commitments, linked to the transportation contract with Oleodutos de Crudos Pesados — OCP.
21.	Commitments and contingencies
PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 210,696 barrels per day at respective current market prices.

PETROBRAS provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$ 2,244 (US$ 1,661 in 2004). Out of this total, US$ 1,875 (US$ 1,311 in 2004) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given bank guarantees totaling US$ 369 through December 31, 2005(US$ 350 in 2004).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)

PETROBRAS has guaranteed that it will purchase specified volumes of natural gas that run through TBG pipeline.

In 1993, the Company signed a long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, with maturity in 2019, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 23.1 million cubic meters per day during 2005.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.
(a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2005 and 2004, the respective claims by type are as follows:

	As of December 31,
	2005	2004
Labor claims	7	26
Tax claims	87	73
Civil claims	79	123
Commercials claims and other contingencies	62	35

	235	257

Contingencies for joint liability	75	107

Total	310	364

Current contingencies	(72)	(131)

Long-term contingencies	238	233

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(a)	Litigation (Continued)

As of December 31, 2005 and 2004, in accordance with Brazilian law, the Company had paid US$ 775 and US$ 699, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$ 175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At December 31, 2005, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US$ 450 relating to the rescission of a contract to develop a potassium salt mine. On August 10,1999, a decision was handed down that considered most of the plaintiff’s petitions to be without grounds (losses, damages and loss of profit), requiring only the Company to reimburse “all expenses incurred as a result of the prospecting research” carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. In September of 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro. Based on the opinion of its legal advisers, management does not expect an unfavorable outcome in this case and considers the risk of loss with respect to this lawsuit to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(a)	Litigation (Continued)

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$ 3,406.

In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$ 1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring PETROBRAS to indemnify PETROQUISA and Porto Seguro the amounts of US$ 2,359 and US$ 590 respectively (the latter representing 5% in premium and 20% in attorney’s fees). Due to this result, PETROBRAS lodged appeal with high and supreme courts which was dismissed. In view of this decision, interlocutory appeal was filed with High Court — STJ and Supreme Court — STF, which was converted into Special Appeal by STJ.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(a)	Litigation (Continued)

On May 6, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal and determined that the special appeal was to be proceeded with. Porto Seguro lodged an appeal against the interlocutory decision which was accepted by a majority vote on December 15, 2005, and suspension of the special appeal filed by PETROBRAS was reinstated. The Company considers this last decision to be wrong and awaits its publication before filing an appeal. Based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case and considers the risk of loss with respect to this lawsuit to be possible.

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US$ 224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring the Company to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base.

Based on its legal counsels opinion, the Company ´s Administration believes it is possible that the Company will not prevail in this case, but that any possible negative judgment would be in an amount far below the originally filed complaint. As such, the Company assesses the risk of loss related to this case as possible.

The São Paulo tax authorities filed a tax suit against the Company, to demand payment of ICMS on naphta-petrochemical operations carried out in the state for the period from September 1984 to February 1989. The suit was tried at all levels and the legal system eventually opposed the argument defended by the Company, having understood that, in the specific case of these operations, ICMS would apply.

The case was settled and the Company entered into an agreement to pay US$ 122 plus interest, totaling US$ 151, in 60 equal successive installments beginning April 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(a)	Litigation (Continued)

PETROBRAS is a defendant in five labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, São Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate - Bresser, Summer and Collor Plans) were not fully included in the workers’ salaries.

The suits are in different procedural phases. based on previous favorable ruling on similar cases and TST abridgment of law, Company management does not expect an unfavorable outcome on the cases. PETROBRAS contested the expert report determining the amount of indemnification, which is pending judgment. Management assesses risk of loss to be possible.

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately US$ 383, up to December 31, 2005 some US$ 34 (US$ 28 in 2004) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(b)	Notification from the INSS — joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

Since 2002, the Company has been conservatively accruing a provision for this contingency which at December 31, 2005 totals US$ 75 (US$ 107 at December 31, 2004), as it considers the chance of success in a defense filed against the INSS to be remote.

PETROBRAS had disbursed during 2005 US$ 85 (US$ 137 in 2004), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

(c)	Tax assessments — internal revenue service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(c)	Tax assessments — internal revenue service of Rio de Janeiro (Continued)

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million (US$ 1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (US$ 32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company’s Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be possible.

(d)	Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(d)	Environmental matters (Continued)

During 2000 the Company implemented an environmental excellence and operational safety program — PEGASO — (Programa de Excelência em Getão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$ 3,519 from 2000 to December 31, 2005 under this program. During the years ended December 31, 2005 and 2004 the Company made expenditures of approximately US$ 545 and US$ 594 respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

On January 18, 2000, a pipeline from one of the Company’s terminals to a refinery in the Guanabara Bay ruptured, causing a release of crude oil into the bay. On January 19, 2001, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. The Company is contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the former president of the Company (that finished) and 9 other employees. The Company cannot predict if the outcome of these proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The local federal tribunal dismissed the complaint against the Company’s former president, and this dismissal is not subject to appeal.

On April 30, 2002, the judge determined that the Company could not appear as a defendant in this criminal proceeding as a result of an injunction the Company obtained from the court, although the decision is still subject to appeal.

On October of 2003 the judge determined that in regard to one of the employees the suit will be suspended for the period of 2 years, under certain conditions that defendant will have to observe.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(d)	Environmental matters (Continued)

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution that obligated the IBAMA (Brazilian Institute for the Environment and Renewable Resources), state environmental agencies and local environmental agencies and non-governmental agencies to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil. This resolution also mandated that the Company perform an independent environmental audit of all of its industrial installations located in the State of Rio de Janeiro.

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented almost all of the auditors’.

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$ 1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. The Company cannot predict whether these proceedings will have a material adverse effect on the financial condition, results of operations or cash flow of the Company.

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(d)	Environmental matters (Continued)

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$ 80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected.

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the IBAMA US$ 3 in April of 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belém Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company’s Contingency Plan was immediately activated and cleaning work for the area was carried out. PETROBRAS was charged with a penalty of US$ 0.04 by the Environment Superintendence of the State of Ceará (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo, caused a spill of approximately 27 thousand liters of oil from Campos basin. As a result of this accident, PETROBRAS was charged with a penalty of US$ 0.17 by the IBAMA and of US$ 0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of São Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(d)	Environmental matters (Continued)

On August 26, 2003, the rupture of a pipeline between Transpetro’s terminal in Cabiúnas (Macaé) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by PETROBRAS and the non-existence of environmental damages, the Company received a fine from IBAMA in the amount of US$ 0.69, but filed an administrative proceeding with this entity.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

(e)	Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2005:

2007	1,516
2008	1,172
2009	797
2010	365
2011	159
2012 and thereafter	196

Minimum operating lease payment commitments	4,205

The Company incurred US$ 1,417, US$ 1,247, and US$ 1,205 in rental expense on operating leases at December 31, 2005, 2004 and 2003, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Commitments and contingencies (Continued)
(f)	REVAP modernization project

The REVAP modernization project aims to increase the capacity of Henrique Lage Refinery (REVAP), so that the refinery is able to process heavy national oil, to adjust output of diesel volumes to new locally required specifications and decrease the discharge of pollutants. Accordingly, the special purpose company, Cia. de Desenvolvimento e Modernização de Plantas Industriais – CDMPI, was created to construct and lease to PETROBRAS an HDS (Hydro De-Sulfurization) unit, an HDT (Hydro Treatment) plant and related units in that refinery. The commitment agreement was signed in 2005, with no specification of a bridge loan.
22.	Derivative instruments, hedging and risk management activities
The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is developed under the direction of the Company’s executive officers.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Derivative instruments, hedging and risk management activities (Continued)

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities. The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board.
(a)	Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments.

These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US$ 68 and one of the Euro zero cost collars was settled on December 31, 2004, with cash reception of US$ 18.

The call and put portion of the Company’s zero cost foreign exchange collars at December 31, 2005 have a fair value of US$ 12 and US$ 1, respectively (US$ 18 and US$ 3 at December 31, 2004).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Derivative instruments, hedging and risk management activities (Continued)
(b)	Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company’s exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. For the years ended December 31, 2005, 2004 and 2003, the Company consummated commodity derivative transaction activities on 26.79%, 33.06% and 40.52%, respectively, of its total import and export traded volumes.

The open positions on the futures market, compared to spot market value, resulted in recognized losses of US$ 1, US$ 2 and US$ 2 during the years ended December 31, 2005, 2004 and 2003, respectively.

A long-term position was executed in January 2001 by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over a period extending from 2004 to 2007, with the objective to obtain price protection for this quantity of oil and to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. The puts were structured to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company accounts for the put options on a mark to market basis. During 2003 the Company realized a net gain of US$ 7. During 2005 and 2004 the Company realized no gain or loss.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Derivative instruments, hedging and risk management activities (Continued)
(c)	Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company will consider studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

(d)	Risk Management activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA in the past qualified for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments, but holds no such instruments at December 31, 2005.

As of December 31, 2005, PEPSA did not have commodity derivative transactions that qualify for hedge accounting purposes in accordance with SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). PEPSA accounted for a loss of US$ 103 for the year ended December 31, 2005, (US$ 233 in 2004) due to derivative financial instruments that do not qualify for hedge accounting.

Additionally, PEPSA until July, 2005, held an interest rate contract to manage the volatility of the LIBOR rate implied in a Class C negotiable instrument, establishing the respective interest rate at 7.93% annually. This contract qualified for hedge accounting in accordance with SFAS 133 until its liquidation, which was made with in material impact.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Natural gas derivative contract
In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, effective October 2002, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), with maturity in 2019, was executed with the purpose to reduce the volatility of price under the GSA. The counterparty to the PVRC is one of the gas producers that sell to the supplier under the GSA contract. Therefore, the PVRC refers to the same volumes of natural gas sold by the counterparty to the supplier under the GSA, and uses the same pricing index as the GSA contract and thus works as an economic hedge. The volume covered by the PVRC represents approximately 43% of the anticipated volume under the GSA.

The terms of the PVRC include a straight fixed for floating price swap for the period between inception and 2004, and for the period from 2005 to 2019, a collar with PETROBRAS receiving cash payments when the calculated price is over the established ceiling and PETROBRAS making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

The PVRC is being accounted for under SFAS 133 as a derivative instrument, since the Company did not satisfy the documentation required for hedge accounting, and is being marked to its calculated fair value with changes in such value recognized in income. At inception, the PVRC had a positive value to PETROBRAS of US$ 169, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC. The liability was US$ 144 at December 31, 2005 (US$ 153 in 2004) and generated a gain in the amount of US$ 6 (US$ 11 in 2004), net of deferred tax effect of US$ 3 (US$5 in 2004).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Natural gas derivative contract (Continued)

As of December 31, 2005, the Company recorded a derivative asset based on the fair value calculation in the amount of US$ 547 (US$ 635 in 2004), and a mark-to-market (or “MTM”) loss in the amount of US$ 58, net of deferred tax effect of US$29 (a gain in the amount of US$ 365, net of deferred tax effect of US$ 188 in 2004). Such MTM losses represent the decreased value of the derivative during the year ended December 31, 2005. The MTM gains recorded in 2004 represent the increased value of the derivative from inception to December 31, 2004. The derivative gains (losses) are recorded as a component of financial income. The effects of the PVRC were not recognized from inception but the impact was immaterial and has been cumulatively recognized in 2004.

Considering that there are no market quotations for natural gas for such a long duration as that of the PVRC, the fair value was calculated based on simulation using a mean reversion model developed by PETROBRAS. The most significant model assumptions at December 31, 2005 and 2004 include starting prices of crude oil of US$ 56.91 and US$ 39.53, respectively, per barrel, an average fuel oil basket (i.e., the price index of the GSA) of US$ 42.50 and US$ 23.58, respectively, per barrel and a volatility of crude oil of 23% a.a. (25% a.a. in 2004). Other parameters of the model, including the long run average of crude oil, fuel oil spread to crude, correlations and inflation indexes were estimated based on historical averages.

A US$ 1 (one United States dollar) per barrel increase in the market price of crude under the PVRC would result in a US$ 12 increase in the fair value of the derivative at December 31, 2005 (US$ 24 increase at December 31, 2004).

As indicated above, the accounting impacts recognized are in accordance with SFAS 133, whereas the economic impact and cash flow results of the transaction are to fix the price paid for natural gas imports within a range and to receive or pay cash for price fluctuations under the GSA beyond those capped amounts. Such ceiling and floor amounts in the PVRC allow the purchase of natural gas at a price level appropriate to PETROBRAS, which then sells the gas in local market to distributors at a price level that will allow the sustained development of the natural gas market in Brazil.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Financial instruments
In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.
(a)	Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil and substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol account, trade receivables and future contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2005 and December 31, 2004, the Company’s trade receivables were primarily maintained with large distributors.

(b)	Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available for sale government securities equals their carrying value.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Financial instruments (Continued)
(b)	Fair value (Continued)

The Company’s debt including project financing obligations, resulting from FIN 46 consolidation amounted to US$ 15,132 at December 31, 2005 and US$ 16,544 at December 31, 2004 and had estimated fair values of US$ 15,239 and U$ 17,195, respectively.
25.	Segment information

The following segment information has been prepared in accordance with SFAS No. 131 — Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:
•	Exploration and Production — This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities and transfers of natural gas to the Company’s Gas and Energy segment.

•	Supply — This segment includes the Company’s refining, logistic, transportation, exportation and the purchase of crude oil, as well as the purchase and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

•	Distribution — This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. — BR in Brazil. In accordance with the Company’s strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, its distribution business includes the operations of Liquigás Distribuidora S.A (formerly known as Sophia do Brasil S.A. and Agip do Brasil S.A.), which was acquired on August 9, 2004.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)
•	Gas and Energy — This segment currently encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

•	International — This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 15 countries outside Brazil .
The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead related with central administration and other expenses, including actuarial expenses related with the pension and health-care plans for non-active participants.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attribution to the business areas only items over which these areas have effective control.

The main criteria used to record the results and assets by business segments are summarized as follows:
•	Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

•	Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

•	Assets: covers the assets relating to each segment.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2005
	Exploration			International
	and		Gas and	(see separate
	production	Supply	energy	disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	3,484	8,835	1,816	2,403	2,077	9,958	(2,795)	25,778

Cash and cash equivalents	701	617	764	588	159	7,042	—	9,871
Other current assets	2,783	8,218	1,052	1,815	1,918	2,916	(2,795)	15,907

Investments in non-consolidated companies and other investments	9	822	438	417	20	104	—	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	782	(33)	45,920

Non current assets	971	396	1,349	453	392	5,151	(3,595)	5,117

Petroleum and Alcohol account	—	—	—	—	—	329	—	329
Government securities	—	—	—	—	—	364	—	364
Other assets	971	396	1,349	453	392	4,458	(3,595)	4,424

Total assets	30,333	18,138	8,929	7,928	3,725	15,995	(6,423)	78,625

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

	As of December 31, 2005
	International
	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total
Current assets	1,623	724	555	86	597	(1,182)	2,403

Cash and cash equivalents	137	64	3	14	370	—	588
Other current assets	1,486	660	552	72	227	(1,182)	1,815

Investments in non-consolidated companies and other investments	141	51	204	—	21	—	417

Property, plant and equipment, net	3,801	530	192	78	59	(5)	4,655

Non current assets	452	30	54	22	2,206	(2,311)	453

Other assets	452	30	54	22	2,206	(2,311)	453

Total assets	6,017	1,335	1,005	186	2,883	(3,498)	7,928

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

	As of December 31, 2004
	Exploration			International
	and		Gas and	(see separate
	production	Supply	energy	disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	—	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated companies and other investments	8	919	307	516	25	87	—	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol account	—	—	—	—	—	282	—	282
Government securities	—	—	—	—	—	326	—	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

	As of December 31, 2004
	International
	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total
Current assets	1,112	579	272	99	638	(760)	1,940

Cash and cash equivalents	151	45	2	6	286	—	490
Other current assets	961	534	270	93	352	(760)	1,450

Investments in non-consolidated companies and other investments	159	50	239	—	68	—	516

Property, plant and equipment, net	3,317	507	199	87	50	—	4,160

Non current assets	310	26	11	11	1,399	(1,441)	316

Other assets	310	26	11	11	1,399	(1,441)	316

Total assets	4,898	1,162	721	197	2,155	(2,201)	6,932

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2005
	Exploration			International
	and		Gas and	(see separate
	production (1)	Supply (1)	energy	disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	1,874	33,229	1,932	3,647	15,642	—	—	56,324
Inter-segment net operating revenues	26,950	12,286	1,232	881	225	—	(41,574)	—

Net operating revenues	28,824	45,515	3,164	4,528	15,867	—	(41,574)	56,324
Cost of sales	(11,327)	(40,033)	(2,484)	(2,425)	(14,357)	—	40,798	(29,828)
Depreciation, depletion and amortization	(1,571)	(644)	(105)	(461)	(100)	(45)	—	(2,926)
Exploration, including exploratory dry holes and impairment	(882)	—	—	(283)	—	—	—	(1,165)
Selling, general and administrative expenses	(357)	(1,195)	(612)	(424)	(914)	(1,027)	55	(4,474)
Research and development expenses	(153)	(55)	(22)	(2)	(1)	(166)	—	(399)
Other operating expenses	(29)	(36)	(457)	(60)	—	—	—	(582)

Costs and expenses	(14,319)	(41,963)	(3,680)	(3,655)	(15,372)	(1,238)	40,853	(39,374)
Equity in results of non-consolidated companies	—	10	56	68	—	5	—	139
Financial income (expenses), net	(197)	273	(17)	(354)	11	53	—	(231)
Employee benefit expense	—	(2)	—	—	—	(992)	—	(994)
Other taxes	(20)	(32)	(23)	(51)	(68)	(179)	—	(373)
Other expenses, net	(31)	(101)	(28)	(37)	44	(746)	—	(899)

Income before income taxes, minority interest, extrarodinary item and accounting change	14,257	3,700	(528)	499	482	(3,097)	(721)	14,592
Income tax benefits (expense)	(4,888)	(1,237)	114	(153)	(164)	1,634	253	(4,441)
Minority interest in results of consolidated subsidiaries	173	(41)	(59)	(38)	—	—	—	35

Income before effect of change in accounting principle	9,542	2,422	(473)	308	318	(1,463)	(468)	10,186

Extraordinary gain net of tax	—	—	—	—	—	158	—	158

Net income for the year	9,542	2,422	(473)	308	318	(1,305)	(468)	10,344

(1)	In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

	Year ended December 31, 2005
	International
	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	920	1,079	536	1,090	22	—	3,647
Inter-segment net operating revenues	1,476	1,279	32	4	—	(1,910)	881

Net operating revenues	2,396	2,358	568	1,094	22	(1,910)	4,528

Cost of sales	(665)	(2,151)	(452)	(1,019)	(23)	1,885	(2,425)
Depreciation, depletion and amortization	(360)	(65)	(13)	(11)	(12)	—	(461)
Exploration, including exploratory dry holes and impairment	(277)	—	—	(6)	—	—	(283)
Selling, general and administrative expenses	(123)	(60)	(7)	(69)	(165)	—	(424)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	—	—	(60)	—	—	—	(60)

Costs and expenses	(1,425)	(2,276)	(532)	(1,105)	(202)	1,885	(3,655)

Equity in results of non-consolidated companies	4	18	2	—	41	3	68
Financial income (expenses), net	(218)	(4)	1	—	(129)	(4)	(354)
Other taxes	(14)	(5)	(1)	(1)	(30)	—	(51)
Other expenses, net	(149)	9	68	1	(14)	48	(37)

Income before income taxes, minority interest, extrarodinary item and accounting change	594	100	106	(11)	(312)	22	499

Income tax benefits (expense)	(221)	(31)	(25)	(1)	125	—	(153)

Minority interest in results of consolidated subsidiaries	15	(20)	(10)	2	(25)	—	(38)

Net income (loss) for the year	388	49	71	(10)	(212)	22	308

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

	Year ended December 31, 2004
	Exploration			International
	and		Gas and	(see separate
	production	Supply	energy	disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,487	20,981	1,547	3,085	10,328	—	—	38,428
Inter-segment net operating revenues	16,384	7,786	474	519	159	—	(25,322)	—

Net operating revenues	18,871	28,767	2,021	3,604	10,487	—	(25,322)	38,428

Cost of sales	(7,093)	(25,916)	(1,996)	(1,870)	(9,470)	—	25,066	(21,279)
Depreciation, depletion and amortization	(1,322)	(548)	(100)	(423)	(59)	(29)	—	(2,481)
Exploration, including exploratory dry holes and impairment	(470)	—	(13)	(195)	—	—	—	(678)
Selling, general and administrative expenses	(235)	(960)	(178)	(335)	(567)	(626)	—	(2,901)
Research and development expenses	(109)	(53)	(9)	(2)	(2)	(73)	—	(248)
Other operating expenses	(41)	(44)	(110)	(64)	—	—	—	(259)

Costs and expenses	(9,270)	(27,521)	(2,406)	(2,889)	(10,098)	(728)	25,066	(27,846)

Equity in results of non-consolidated companies	—	12	68	92	—	—	—	172
Financial income (expenses), net	(143)	82	730	(417)	(3)	(576)	—	(327)
Employee benefit expense	—	—	—	—	—	(650)	—	(650)
Other taxes	(12)	(25)	(30)	(47)	(54)	(272)	—	(440)
Other expenses, net	(46)	11	(87)	6	(80)	(206)	—	(402)

Income before income taxes, minority interest, extrarodinary item and accounting change	9,400	1,326	296	349	252	(2,432)	(256)	8,935

Income tax benefits (expense)	(3,217)	(438)	(32)	42	(52)	1,377	89	(2,231)

Minority interest in results of consolidated subsidiaries	(222)	(34)	(110)	(148)	—	—	—	(514)

Net income (loss) for the year	5,961	854	154	243	200	(1,055)	(167)	6,190

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

	Year ended December 31, 2004
	International
	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	713	1,084	405	865	18	—	3,085
Inter-segment net operating revenues	1,087	1,076	26	15	—	(1,685)	519

Net operating revenues	1,800	2,160	431	880	18	(1,685)	3,604

Cost of sales	(461)	(1,797)	(337)	(940)	(16)	1,681	(1,870)
Depreciation, depletion and amortization	(327)	(63)	(12)	(10)	(11)	—	(423)
Exploration, including exploratory dry holes and impairment	(195)	—	—	—	—	—	(195)
Selling, general and administrative expenses	(111)	(53)	(11)	(61)	(99)	—	(335)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(64)	—	—	—	—	—	(64)

Costs and expenses	(1,158)	(1,913)	(360)	(1,011)	(128)	1,681	(2,889)
Equity in results of non-consolidated companies	8	21	6	—	56	1	92
Financial income (expenses), net	(303)	(6)	—	—	(108)	—	(417)
Other taxes	(16)	(7)	—	(7)	(17)	—	(47)
Other expenses, net	3	9	12	(2)	(16)	—	6

Income before income taxes, minority interest, extrarodinary item and accounting change	334	264	89	(140)	(195)	(3)	349

Income tax benefits (expense)	(146)	(51)	(18)	10	247	—	42

Minority interest in results of consolidated subsidiaries	6	(5)	(2)	(4)	(143)	—	(148)

Net income (loss) for the year	194	208	69	(134)	(91)	(3)	243

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

	Year ended December 31, 2003
	Exploration			International
	and		Gas and	(see separate
	production	Supply	energy	disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,369	17,405	1,234	2,030	7,876	—	—	30,914
Inter-segment net operating revenues	13,329	6,585	245	129	138	—	(20,426)	—

Net operating revenues	15,698	23,990	1,479	2,159	8,014	—	(20,426)	30,914
Cost of sales	(6,154)	(20,210)	(1,045)	(1,135)	(7,256)	—	20,267	(15,533)
Depreciation, depletion and amortization	(955)	(397)	(87)	(288)	(29)	(29)	—	(1,785)
Exploration, including exploratory dry holes and impairment	(452)	—	—	(130)	—	—	—	(582)
Selling, general and administrative expenses	(123)	(732)	(149)	(208)	(416)	(554)	91	(2,091)
Research and development expenses	(92)	(50)	(6)	—	—	(53)	—	(201)
Other operating expenses	(209)	(61)	—	(56)	—	—	—	(326)

Costs and expenses	(7,985)	(21,450)	(1,287)	(1,817)	(7,701)	(636)	20,358	(20,518)
Equity in results of non-consolidated companies	—	25	56	62	—	(2)	—	141
Financial income (expenses), net	(317)	146	(78)	(129)	(62)	538	(202)	(104)
Employee benefit expense	—	—	—	—	—	(595)	—	(595)
Other taxes	(9)	(24)	(19)	(25)	(48)	(208)	—	(333)
Other expenses, net	(15)	(39)	(387)	1	(1)	(291)	—	(732)

Income before income taxes, minority interest, extrarodinary item and accounting change	7,372	2,648	(236)	251	202	(1,194)	(270)	8,773
Income tax benefits (expense)	(2,506)	(874)	196	(154)	(63)	698	40	(2,663)
Minority interest in results of consolidated subsidiaries	(59)	(31)	(156)	(1)	(1)	—	—	(248)

Income before effect of change in accounting principle	4,807	1,743	(196)	96	138	(496)	(230)	5,862

Cumulative effect of change in accounting principle, net of taxes	697	—	—	—	—	—	—	697

Net income (loss) for the year	5,504	1,743	(196)	96	138	(496)	(230)	6,559

Net operating revenues and Costs of sales relative to 2003 were reclassified between the International segment and Supply segment in relation to offshore operations that were being allocated to the international segment. There was no significant impact on the results reported for these segments.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

	Year ended December 31, 2003
	International
	Exploration
	and		Gas and
	production	Supply	energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	535	730	159	592	14	—	2,030
Inter-segment net operating revenues	534	633	3	29	—	(1,070)	129

Net operating revenues	1,069	1,363	162	621	14	(1,070)	2,159

Cost of sales	(300)	(1,215)	(102)	(586)	(14)	1,082	(1,135)
Depreciation, depletion and amortization	(223)	(46)	(11)	(4)	(4)	—	(288)
Exploration, including exploratory dry holes and impairment	(130)	—	—	—	—	—	(130)
Selling, general and administrative expenses	(59)	(34)	(2)	(32)	(81)	—	(208)
Other operating expenses	(56)	—	—	—	—	—	(56)

Costs and expenses	(768)	(1,295)	(115)	(622)	(99)	1,082	(1,817)

Equity in results of non-consolidated companies	2	6	(2)	—	56	—	62
Financial income (expenses), net	(100)	(11)	—	—	(18)	—	(129)
Other taxes	(3)	(5)	—	(5)	(12)	—	(25)
Other expenses, net	(17)	(9)	7	1	19	—	1

Income before income taxes, minority interest, extrarodinary item and accounting change	183	49	52	(5)	(40)	12	251

Income tax benefits (expense)	(133)	(2)	—	—	(19)	—	(154)

Minority interest in results of consolidated subsidiaries	3	(2)	(1)	(1)	—	—	(1)

Net income (loss) for the year	53	45	51	(6)	(59)	12	96

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Segment information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Year ended December 31,
	2005	2004	2003
Exploration and production	6,127	4,574	3,658
Supply	1,749	1,367	1,451
Gas and energy	694	782	694
International
Exploration and production	1,067	666	428
Supply	79	43	18
Distribution	16	12	33
Gas and energy	13	6	1
Distribution	207	47	106
Corporate	413	221	162

	10,365	7,718	6,551

     The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2005	2004	2003
Brazil	57,669	40,905	34,025
International	16,396	11,049	8,665

	74,065	51,954	42,690

The total amounts sold of products and services to the two major customers in 2005 were US$ 6,258 and US$ 4,594 (US$ 4,269 and US$ 3,108 in 2004; and US$ 3,498 and US$ 2,688 in 2003).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Related party transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2005		2004
	Assets	Liabilities	Assets	Liabilities
PETROS (pension fund)	362	15	326	9
Banco do Brasil S.A.	5,944	56	3,944	53
BNDES (Note 13 (b))	—	589	—	617
Federal Government	—	966	264	612
Restricted deposits for legal Proceedings	637	—	418	—
Government securities	269	—	87	—
Petroleum and Alcohol account — receivable from Federal Government (Note 12)	329	—	282	—
Others	1,926	775	1,241	70

	9,467	2,401	6,562	1,361

Current	7,458	1,759	4,712	733

Long-term	2,009	642	1,850	628

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Related party transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,
	2005		2004
	Assets	Liabilities	Assets	Liabilities
Assets
Current
Cash and cash equivalents	5,908	—	3,906	—
Accounts receivable (Note 7)	308	—	278	—
Other current assets	1,242	—	528	—

Other
Accounts receivable (Note 7)	32	—	275	—
Government securities	269	—	45	—
Petroleum and Alcohol account — receivable from Federal Government (Note 12)	329	—	282	—
Restricted deposits for legal proceedings	637	—	418	—
Pension fund	362	—	326	—
Other assets	380	—	504	—

Liabilities
Current
Current portion of long-term debt	—	70	—	80
Current liabilities	—	723	—	41
Dividends and interest on capital payable to Federal Government	—	966	—	612

Long-term
Long-term debt	—	545	—	555
Other liabilities	—	97	—	73

	9,467	2,401	6,562	1,361

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Related party transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2005		2004		2003
	Income	Expense	Income	Expense	Income	Expense
Sales of products and services
BRASKEM S.A.	1,488	—	1,049	—	754	—
Centrais Elet. do Norte do Brasil S.A. – ELETRONORTE	—	—	—	—	205	—
COPESUL S.A.	373	—	501	—	545	—
Manaus Energia S.A.			—	—	425	—
Petroquímica União S.A.	885	—	828	(15)	543	—
Others	954	—	582	—	729	(164)
Financial income
Petroleum and Alcohol account - receivable from Federal Government (Note 12)	9	—	4	—	10	—
Government securities	—	—	3	—	71	—
Others	47	—	(113)	—	155	—
Financial expenses	—	11	—	13	—	(178)
Other expenses, net	—	(262)	2	—	—	—

	3,756	(251)	2,856	(2)	3,437	(342)

27.	Accounting for suspended exploratory wells

The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1) “Accounting for Suspeded Wells Costs” effective from January 1, 2005. There was no material impact at adoption.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
27.	Accounting for suspended exploratory wells (Continued)

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless (1) the well is in an area requiring major capital expenditure before production can begin and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

As of December 31, 2005, the total amount of unproved oil and gas properties was US$ 2,061, and of that amount US$ 906 (US$ 831 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of (1) extended exploratory activities associated with offshore production and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, we must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
27.	Accounting for Suspended exploratory wells (Continued)

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2005 and 2004:

Unproved oil and gas properties (*)
	Year ended December,31
	2005	2004
Beginning balance at January 1	1,684	1,903
Additions to capitalized costs pending determination of proved reserves	1,247	736
Capitalized exploratory costs charged to expense	(597)	(490)
Transfers to property, plant and equipment based on the determination of the proved reserves	(423)	(551)
Cumulative translation adjustment	150	86

Ending balance	2,061	1,684

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs
	Year ended December 31,
	2005	2004
Capitalized exploratory well costs that have been capitalized for a period of one year or less	1,155	844
Capitalized exploratory well costs that have been capitalized for a period greater than one year	906	840

Ending balance	2,061	1,684

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	42	40

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
27	Accounting for suspended exploratory wells (Continued)

Of the US$ 906 for 42 projects that include wells suspended for more than one year since the completion of drilling, approximately US$ 694 are related to wells in areas for which drilling was under way or firmly planed for the near future and that we have submitted an “Evaluation Plan” to the ANP for approval and approximately US$ 202 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$ 906 of suspended well cost capitalized for a period greater than one year as of December 31, 2005 represents 119 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

	Million of	Number of
	dollars	wells

2004	290	38
2003	368	38
2002	151	19
2001	77	18
2000	20	6

	906	119

28.	Subsequent event
Acquisition of Pasadena Refinery

On February 3, 2006, the Board of Directors of PETROBRAS approved the purchase and sale agreement with Astra Oil NV for the acquisition of 50% of refinery Pasadena Refining System Inc. (PRSI), former Crow Refinery, in Pasadena — Texas – USA, for approximately US$ 370. The initial business plan provides for joint operation and commercial management of PRSI.

PRSI refinery’s capacity is of 100,000 bbl/d and is going through a modernization process to meet the new environment standards established by the Environmental Protection Agency (EPA) for gasoline.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
In accordance with SFAS 69 — Disclosures About Oil and Gas Producing Activities (“SFAS 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on PETROBRAS’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.
Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated PETROBRAS’ effective monopoly. The amendment was implemented by the Petroleum Law, which liberated the fuel market in Brazil beginning January 1, 2002.
The Petroleum Law established a new regulatory framework ending PETROBRAS’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, PETROBRAS was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for PETROBRAS to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects.” To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.
The “International” geographic includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Nigeria, Peru, the United States of America, Venezuela, Iran, Lybia and Tanzania. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Company’s share of unconsolidated affiliates”.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2005
	Brazil	International	Worldwide
Unproved oil and gas properties	1,340	721	2,061
Proved oil and gas properties	18,734	4,374	23,108
Support equipment	10,755	1,034	11,789

Gross capitalized costs	30,829	6,129	36,958
Depreciation and depletion	(14,378)	(2,463)	(16,841)

	16,451	3,666	20,117

Construction and installations in progress	9,418	135	9,553

Net capitalized costs	25,869	3,801	29,670

	As of December 31, 2004
	Brazil	International	Worldwide
Unproved oil and gas properties	1,101	583	1,684
Proved oil and gas properties	14,976	3,746	18,722
Support equipment	10,464	935	11,399

Gross capitalized costs	26,541	5,264	31,805
Depreciation and depletion	(12,038)	(2,128)	(14,166)

	14,503	3,136	17,639

Construction and installations in progress	5,955	181	6,136

Net capitalized costs	20,458	3,317	23,775

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2005
	Brazil	International	Worldwide
Property acquisitions
Unproved	220	126	346
Exploration costs	1,741	420	2,161
Development costs	4,687	647	5,334

	6,648	1,193	7,841

	Year ended December 31, 2004
	Brazil	International	Worldwide
Property acquisitions
Unproved	156	17	173
Exploration costs	1,003	250	1,253
Development costs	3,591	404	3,995

	4,750	671	5,421

	Year ended December 31, 2003
	Brazil	International	Worldwide
Property acquisitions
Proved	—	2,255	2,255
Unproved	7	6	13
Exploration costs	827	96	923
Development costs	3,025	285	3,310

	3,859	2,642	6,501

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2005, 2004 and 2003 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

	Year ended December 31, 2005
		International
	Brazil	(1)	Worldwide
Net operating revenues:
Sales to third parties	1,874	920	2,794
Intersegment (2)	25,997	1,476	27,473

	27,871	2,396	30,267
Production costs (3)	(10,342)	(665)	(11,007)
Exploration expenses	(871)	(142)	(1,013)
Depreciation, depletion, amortization	(1,571)	(360)	(1,931)
Impairment of oil and gas properties	(11)	(134)	(145)
Other operating expenses	(29)	—	(29)

Results before income taxes	15,047	1,095	16,142
Income tax expense	(5,116)	(372)	(5,488)

Results of operations (excluding corporate overhead and interest cost)	9,931	723	10,654

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2004
		International
	Brazil	(1)	Worldwide
Net operating revenues:
Sales to third parties (2)	2,308	713	3,021
Intersegment (2)	16,001	1,087	17,088

	18,309	1,800	20,109
Production costs (3)	(6,771)	(461)	(7,232)
Exploration expenses	(418)	(195)	(613)
Depreciation, depletion, amortization	(1,322)	(327)	(1,649)
Impairment of oil and gas properties	(51)	—	(51)
Other operating expenses	(41)	(64)	(105)

Results before income taxes	9,706	753	10,459
Income tax expense	(3,396)	(278)	(3,674)

Results of operations (excluding corporate overhead and interest cost)	6,310	475	6,785

	Year ended December 31, 2003
		International
	Brazil	(1)	Worldwide
Net operating revenues:
Sales to third parties	2,369	535	2,904
Intersegment	13,329	534	13,863

	15,698	1,069	16,767
Production costs	(6,154)	(300)	(6,454)
Exploration expenses	(387)	(130)	(517)
Depreciation, depletion, amortization	(955)	(217)	(1,172)
Impairment of oil and gas properties	(65)	(5)	(70)
Other operating expenses	(209)	(56)	(265)

Results before income taxes	7,928	361	8,289
Income tax expense	(2,767)	(123)	(2,890)

	5,161	238	5,399
Company’s share of unconsolidated affiliates	—	3	3

Results of operations (excluding corporate overhead and interest cost)	5,161	241	5,402

(1)	Includes PEPSA from June 1, 2003. PEPSA results are included for the full year 2004 and 2005, see also Note 20.

(2)	Does not consider US$ 953 (US$ 561 for 2004) related to field processing activities, for which PETROBRAS has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in PETROBRAS’ net operating revenues of US$ 28,824 (US$ 18,871 for 2004) for the segment of E&P Brazil (Note 25).

(3)	Does not consider US$ 985 (US$ 322 for 2004) related to field processing activities, for which PETROBRAS has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in PETROBRAS’ cost of sales of US$ 11,327 (US$ 7,093 for 2004) for the segment of E&P Brazil (Note 25).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2005, 2004 and 2003 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil		International	Worldwide
Worldwide net proved developed and undeveloped reserves

Reserves at December 31, 2002	8,833.2	121.7	8,954.9	7,327.8		2,145.0	9,472.8

Revisions of previous estimates	(682.1)	(10.8)	(692.9)	459.3		(294.8)	164.5
Improved recovery	37.6	28.8	66.4	13.3		7.2	20.5
Extensions and discoveries	1,402.2	26.7	1,428.9	765.0		72.9	837.9
Purchase of reserves in place — PEPSA	—	602.8	602.8	—		1,346.9	1,346.9
Sales of reserves in place	—	(7.7)	(7.7)	—		(49.5)	(49.5)
Production for the year	(539.5)	(40.8)	(580.3)	(454.0)		(136.8)	(590.8)

Reserves at December 31, 2003	9,051.4	720.7 (1)	9,772.1	8,111.4		3,090.9 (1)	11,202.3

Revisions of previous estimates	(414.9)	(18,8)	(433.7)	(262.1)		276,4	14.3
Improved recovery	50.2	13.2	63.4	13.2		26.8	40.0
Extensions and discoveries	1,079.1	47.4	1,126.5	569.4		89.7	659.1
Purchase of reserves in place — PEPSA	—	0.6	0.6	—		18.5	18.5
Production for the year	(522.4)	(61,1)	(583.5)	(477.6)		(209,5)	(687.1)

Reserves at December 31, 2004	9,243.4	702.0 (1)	9,945.4	7,954.3		3,292.8 (1)	11,247.1

Revisions of previous estimates	123.0	0.5	123.5	842.4	(2)	(32.6)	809.8	(2)
Improved recovery	1.1	(9.4)	(8.3)	6.9		0.2	7.1
Extensions and discoveries	250.9	47.8	298.7	990.0	(2)	38.6	1,028.6	(2)
Production for the year	(584.5)	(58.8)	(643.3)	(529.8)	(2)	(210.9)	(740.7)	(2)

Reserves at December 31, 2005	9,033.9	682.1 (1)	9,716.0	9,263.8	(2)	3,088.1 (1)	12,351.9	(2)

Net proved Developed Reserves
At January 1, 2002	3,899.4	66.6	3,966.0	3,946.0		1,336.8	5,282.8
At December 31, 2002	3,912.9	94.7	4,007.6	3,892.5		2,043.9	5,936.4
At December 31, 2003	3,629.5	404.1	4,033.6	4,398.1		2,548.4	6,946.5
At December 31, 2004	4,129.8	383.1	4,512.9	4,427.6		2,495.2	6,922.8
At December 31, 2005	4.071.7	365.9	4,437.6	4,088.8	(2)	2,333.7	6,422.5	(2)

(1)	Includes reserves of 222.8 million barrels of oil and 550.6 billions of cubic feet of gas in 2005 (228.6 million barrels of oil and 445.6 billions of cubic feet of gas in 2004) attributable to 41.38% minority interest in PEPSA, which is consolidated by PETROBRAS.

(2)	Natural gas reserve data for 2005 presented in this table in cubic feet have been restated using a conversion of 6000 cubic feet of natural gas per barrel of oil equivalent, such conversion rate being consistent with prior years volumetric statements. The FAS 69 information originally published together with the consolidated financial statements for December 31, 2005 converted the natural gas reserves using 5613 cubic feet per barrel of oil, such factor being related to specific gravity and calorific content of PETROBRAS’ fields rather than the international average standard. As PETROBRAS’ natural gas reserves and production are accounted for in cubic meters, this change which is only for convenience presentation of barrel of oil equivalent, has no effect on the financial results nor on the physical natural gas reserves.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company’s International segment are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of PETROBRAS’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of PETROBRAS’ future cash flows or the value of its oil and gas reserves.

	Brazil	International	Worldwide
At December 31, 2005
Future cash inflows	496,355	36,014	532,369
Future production costs	(170,638)	(7,339)	(177,977)
Future development costs	(25,934)	(2,946)	(28,880)
Future income tax expenses	(103,726)	(10,929)	(114,655)

Undiscounted future net cash flows	196,057	14,800	210,857
10 percent midyear annual discount for timing of estimated cash flows	(95,580)	(5,962)	(101,542)
Company’s share by unconsolidated affiliates	—	61	61
Standardized measure of discounted future net cash flows	100,477	8,899 *	109,376

At December 31, 2004
Future cash inflows	366,045	24,222	390,267
Future production costs	(131,090)	(4,003)	(135,093)
Future development costs	(19,315)	(2,224)	(21,539)
Future income tax expenses	(74,758)	(5,889)	(80,647)

Undiscounted future net cash flows	140,882	12,106	152,988
10 percent midyear annual discount for timing of estimated cash flows	(69,397)	(5,423)	(74,820)
Company’s share by unconsolidated affiliates	—	121	121

Standardized measure of discounted future net cash flows	71,485	6,804 *	78,289

At December 31, 2003
Future cash inflows	216,112	20,881	236,993
Future production costs	(86,666)	(5,212)	(91,878)
Future development costs	(18,727)	(1,799)	(20,526)
Future income tax expenses	(38,982)	(4,651)	(43,633)

Undiscounted future net cash flows	71,737	9,219	80,956
10 percent midyear annual discount for timing of estimated cash flows	(36,215)	(4,013)	(40,228)
Company’s share by unconsolidated affiliates	—	91	91

Standardized measure of discounted future net cash flows	35,522	5,297 *	40,819

(*)	Includes US$ 2,379 in 2005 (US$ 1,774 in 2004) attributable to 41.38% minority interest in PEPSA, which is consolidated by PETROBRAS.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Balance at January 1	71,485	35,522	37,208	6,804	5,297	1,506	78,289	40,819	38,714
Sales and transfers of oil and gas, net of production costs	(17,529)	(11,538)	(9,544)	(1,731)	(1,339)	(769)	(19,260)	(12,877)	(10,313)
Development costs incurred	4,686	3,591	3,025	647	404	285	5,333	3,995	3,310
Purchases of reserves	—	—	—	—	73	3,473	—	73	3,473
Sales of reserves	—	—	—	—	—	(49)	—	—	(49)
Extensions, discoveries and improved less related costs	6,599	12,881	6,687	554	1,015	518	7,153	13,896	7,205
Revisions of previous quantity estimates	4,156	(4,892)	(4,766)	92	(58)	(349)	4,248	(4,950)	(5,115)
Net changes in prices and production costs	48,525	51,115	(1,398)	4,981	2,042	630	53,506	53,157	(768)
Changes in future development costs	(9,405)	(292)	1,549	(658)	(504)	(347)	(10,063)	(796)	1,202
Accretion of discount	7,148	3,552	3,721	994	739	597	8,142	4,291	4,318
Net change in income taxes	(15,188)	(18,454)	(960)	(2,784)	(865)	(198)	(17,972)	(19,319)	(1,158)

Balance at December 31	100,477	71,485	35,522	8,899	6,804	5,297	109,376	78,289	40,819

This Page Intentionaly Left Blank

     CONSOLIDATED FINANCIAL STATEMENTS
    PETROBRAS INTERNATIONAL FINANCE COMPANY
     (A wholly-owned subsidiary of
     PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
     Years ended December 31, 2005, 2004 and
     2003 together with Report of Independent
     Registered Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Executive Board and Stockholder of
PETROBRAS INTERNATIONAL FINANCE COMPANY
We have audited the accompanying consolidated balance sheets of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows, for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG
Auditores Independentes S/S
Paulo José Machado
Partner
Rio de Janeiro, Brazil
February 17, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
(In thousands of US dollars)

	2005	2004

Assets

Current assets
Cash and cash equivalents	230,745	1,107,284
Marketable securities	82,923	—
Trade accounts receivable
Related parties	8,681,075	7,788,069
Others	212,703	153,624
Notes receivable — related parties	3,329,336	1,598,521
Inventories	195,935	165,450
Export prepayments — related parties	414,505	152,859
Restricted deposits for guarantees and others	94,700	90,855

	13,241,922	11,056,662

Property and equipment	384	502

Other assets
Marketable securities	2,165,718	1,864,815
Notes receivable — related parties	579,960	338,416
Export prepayment — related parties	529,420	1,261,820
Restricted deposits for guarantees and prepaid expenses	231,544	148,342

	3,506,642	3,613,393

Total assets	16,748,948	14,670,557

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
(In thousands of US dollars, except for number of shares and per share amounts)

	2005	2004

Liabilities and stockholder’s equity

Current liabilities
Trade accounts payable
Related parties	950,732	562,139
Others	616,076	567,077
Notes payable — related parties	4,346,139	2,881,484
Short-term financing	339,503	456,156
Current portion of long-term debt	551,628	224,738
Accrued interest	107,710	98,021
Unearned income — related parties	176,481	131,318
Other current liabilities	10,169	8,632

	7,098,438	4,929,565

Long-term liabilities
Long-term debt	5,908,416	6,151,802
Notes payable — related parties	3,734,112	3,553,452

	9,642,528	9,705,254

Stockholder’s equity
Shares authorized and issued Common stock - 2005 and 2004 - 50,000 shares, par value US$1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(165,994)	(138,238)

	7,982	35,738

Total liabilities and stockholder’s equity	16,748,948	14,670,557

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2005, 2004 and 2003
(In thousands of US dollars)

	Years ended December 31,
	2005	2004	2003

Sales of crude oil, oil products and services
Related parties	13,974,381	10,118,356	5,543,022
Others	3,161,764	2,237,216	1,432,516

	17,136,145	12,355,572	6,975,538

Operating expenses:
Cost of sales
Related parties	(7,780,293)	(4,391,285)	(2,851,402)
Others	(9,203,008)	(7,844,699)	(4,068,775)
Selling, general and administrative expenses
Related parties	(158,075)	(98,700)	(17,091)
Others	(7,647)	(1,129)	(1,509)

	(17,149,023)	(12,335,813)	(6,938,777)

Operating income (loss)	(12,878)	19,759	36,761

Financial income
Related parties	765,507	568,566	401,735
Others	218,479	110,233	41,143

Financial expense
Related parties	(409,822)	(169,039)	(111,896)
Others	(589,088)	(592,207)	(370,754)

Other income (expense), net
Related parties	—	(525)	—
Others	46	4,110	—

Net (loss) for the year	(27,756)	(59,103)	(3,011)

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
Years Ended December 31, 2005, 2004 and 2003
(In thousands of US dollars)

	Years ended December 31,
	2005	2004	2003

Common stock	50	50	50

Additional paid in capital
Balance at January 1	173,926	173,926	120,000
Capital contribution from PETROBRAS related to transfer of PNBV	—	—	53,926

Balance at end of year	173,926	173,926	173,926

Accumulated deficit
Balance at January 1	(138,238)	(79,135)	(76,124)
Net (loss) for the year	(27,756)	(59,103)	(3,011)

Balance at end of year	(165,994)	(138,238)	(79,135)

Total stockholder’s equity	7,982	35,738	94,841

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003
(In thousands of US dollars)

	Years ended December 31,
	2005	2004	2003

Cash flows from operating activities
Net (loss) for the year	(27,756)	(59,103)	(3,011)
Adjustments to reconcile net (loss) to net cash used in operations
Depreciation, deferred financing and debt premium amortization	10,150	5,198	8,346
Decrease (increase) in assets
Trade accounts receivable
Related parties	(893,006)	(2,723,597)	(410,756)
Others	(59,079)	(44,209)	(62,143)
Export prepayments — related parties	470,754	64,652	(722,000)
Other assets	(221,863)	(232,637)	(228,234)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	388,593	291,189	(3,439)
Others	48,999	218,048	82,210
Other liabilities	277,318	158,501	32,398

Net cash used in operating activities	(5,890)	(2,321,958)	(1,306,629)

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiary to PETROBRAS	—	—	(743)
Cash acquired in connection with transfer of subsidiary from BRASOIL	—	—	2,988
Marketable securities, net	(383,826)	(1,248,984)	(517,859)
Issuance of notes receivable — related parties	(5,114,060)	(2,042,177)	(1,400,290)
Collection of principal on notes receivable — related parties	3,226,935	1,885,407	1,231,526
Property and equipment	(19)	(488)	(28)

Net cash used in investing activities	(2,270,970)	(1,406,242)	(684,406)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(116,654)	(396,233)	566,620
Proceeds from issuance of long-term debt	695,000	1,106,887	2,837,675
Principal payments of long-term debt	(602,410)	(465,208)	(268,371)
Proceeds from short-term loans — related parties	8,757,712	6,618,032	9,618,929
Principal payments of short-term loans — related parties	(7,333,327)	(6,245,614)	(10,375,070)
Proceeds from long-term loans — related parties	—	3,553,452	—
Capital contribution	—	—	14,791

Net cash provided by financing activities	1,400,321	4,171,316	2,394,574

Increase (decrease) in cash and cash equivalents	(876,539)	443,116	403,539
Cash and cash equivalents at beginning of year	1,107,284	664,168	260,629

Cash and cash equivalents at end of year	230,745	1,107,284	664,168

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003
(In thousands of US dollars)

	Years ended December 31,
	2005	2004	2003

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	727,739	583,769	337,818
Income taxes	120	157	109

Non-cash investing and financing transactions
Book value of net assets exchanged for inter-company loan			6,361
Capital contribution from PETROBRAS from transfer of PNBV			39,135
Receipt of Junior Trust Certificates in exchange of receivables			150,000
Cancellation of Senior Exchangeable Notes issued in exchange for PETROBRAS loans (Note 8(c))		8,476
The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
1.	The Company and its Operations

Petrobras International Finance Company — PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring implemented by PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. — PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED — BEAR from BRASPETRO OIL SERVICES — BRASOIL to PIFCo.

PNBV was transferred to PETROBRAS through an intercompany loan of US$4,658, with PNBV’s existing cash balance being US$743. BEAR was transferred to the Company in exchange for an intercompany payable to BRASOIL of US$1,703, with BEAR’s existing cash balance being US$2,988. The restructuring was undertaken in order to group each business’ activities more closely with the corporate goals of the respective companies in the PETROBRAS group.

In connection with the transfer of PNBV, the Company recognized US$39,135 as a capital contribution from PETROBRAS. This amount is equal to the unamortized portion of the deferred gain of the platform P-47 (US$37,271) and the deferred gain on other equipment (US$1,864) under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
1.	The Company and its Operations (Continued)

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, was created in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, including sales to designated customers, in order to generate receivables to cover the sale of right to future receivables debt. Certain of the sales were through subsidiaries of Petrobras.

In May 2003, PIFCo, upon receiving approval from the Board of Directors, contributed an additional US$15,000 of capital, bringing PFL’s total capital to US$30,000 divided into 30,000,000 quotas of US$1.00 each.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
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
(a)	Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the US dollar are remeasured into the US dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

(b)	Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

(c)	Marketable securities

Marketable securities are accounted for under SFAS No. 115 — Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short-term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long-term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost. There are no transfers between categories of investments.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(d)	Inventories

Inventories are stated at the lower of weighted average cost or market value.

(e)	Restricted Deposit and Guarantees

Restricted Deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(f)	Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company’s debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$66,025 and US$80,119 as of December 31, 2005 and 2004, respectively.

(g)	Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(h)	Unearned income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and ALBERTO PASQUALINI — REFAP S.A. (REFAP) to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(i)	Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 — Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principle commercial transactions of the Company consist of:

Imports — the company buys from suppliers outside Brazil (mainly from third-parties) and sells to PETROBRAS and its Brazilian subsidiaries.

Exports — the Company buys from PETROBRAS and sells to customers outside Brazil (mainly to related-parties).

Off-shore — the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

(j)	Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. The changes in the market value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period.

PIFCo holds a purchased put option that allows the holder to sell a floating number of heavy fuel oil volumes at a minimum floor price of US$14/barrel. Such option serves as an economic hedge on related future sales of receivables under the structured finance export prepayment program, the intent of which is to assure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. This option has no intrinsic value and immaterial time value at December 31, 2005, and therefore does not have a material effect on the Company’s results of operations or financial position.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(k)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda and the Cayman Islands in 2005 an 2004 and the United Kingdom, Netherlands and the Cayman Islands in 2003). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations. There were no significant operations in the United Kingdom or the Netherlands that gave rise to provisions in these countries.

(l)	Reclassification

Certain immaterial reclassifications have been made respective to prior period financial statements .
3.	Cash and Cash Equivalents

	2005	2004

Cash and banks	6,242	16,496
Time deposits and short-term investment funds	224,503	1,090,788

	230,745	1,107,284

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
4.	Marketable Securities

			Interest	Total
	Security	Maturity	rate	2005(*)	2004 (*)

Available for Sale (***)	MEGA (**)	2014	10.77%	—	63,607
Available for Sale (***)	MARLIM (**)	2008	12.25%	277,220	—
Available for Sale (***)	CLEP (**)	2014	8%	1,888,498	1,751,246
Available for Sale (***)	Various third parties			25,189	49,962
Trading	Various third parties			57,734	—

				2,248,641	1,864,815
Less: Current balances				(82,923)	—

				2,165,718	1,864,815

(*)	The balances include interest and principal.

(**)	PETROBRAS group company, including consolidated subsidiaries and non-consolidated PETROBRAS affiliates, and other consolidated special purposes companies established to support PETROBRAS infrastructure projects. Securities held by the fund respective to the group companies are not US exchange traded securities.

(***)	Other comprehensive income (OCI) amounts related to the securities classified as available for sale in accordance with FAS 115 are diminimus at December 31, 2005 and 2004, and are thus not presented in a separate statement of OCI, such amounts are included in the Statement of operations as Financial income or expense.
Marketable securities are comprised of amounts the Company has invested in the exclusive fund, absent the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated by PETROBRAS, and the equity and debt securities within the portfolio are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months.

At December 31, 2005 and 2004, the exclusive fund held debt securities of PIFCo and PIFCo subsidiaries in the amount of US$215,638 and US$149,227, respectively. These amounts were recognized as an extinguishment of debt and offset against the related balances of current and non-current liabilities.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
5.	Related Parties

		PETROBRAS	DOWNSTREAM	BRASPETRO
	PETRÓLEO	INTERNATIONAL	PARTICIPAÇÕES	OIL SERVICES -			PETROBRAS
	BRASILEIRO	BRASPETRO B.V. -	S.A.	BRASOIL	BRASPETRO		NETHERLANDS B.V.
	S.A. -	PIB.B.V. and its	and its	and its	OIL COMPANY -		and its
	PETROBRAS	subsidiaries	subsidiaries (iii)	subsidiaries	BOC	CLEP	subsidiaries	TERMOBAHIA (vi)	Others	2005	2004

Current assets
Accounts receivable, principally for sales (i)	7,533,133	694,745	453,049						148	8,681,075	7,788,069
Notes receivable		1,321,058		11,958	220,885		1,733,751	41,684		3,329,336	1,598,521
Export prepayment	414,505									414,505	152,859
Others								1,453		1,453

Other assets
Marketable securities						1,888,498			277,220	2,165,718	1,814,853
Notes receivable		579,960								579,960	338,416
Export prepayment	529,420									529,420	1,261,820

Current liabilities
Trade accounts payable	855,821	57,558	15,655						21,698	950,732	562,139
Notes payable (ii)	4,346,139									4,346,139	2,881,484
Unearned income	173,536		2,945							176,481	131,318

Long-term liabilities
Notes payable (iii)	3,734,112									3,734,112	3,553,452

												2003

Statement of operations
Sales of crude oil and oil products and services	7,025,730	5,541,754	1,405,056						1,841	13,974,381	10,118,356	5,543,022
Purchases (iv)	(5,931,535)	(1,371,336)	(109,896)						(367,526)	(7,780,293)	(4,391,285)	(2,851,402)
Selling, general and administrative expenses	(157,960)	(115)								(158,075)	(98,700)	(17,091)
Financial income	580,900	82,752	24,202	11,501	15,650		47,003	3,499		765,507	568,566	401,735
Financial expense	(409,496)	(326)								(409,822)	(169,039)	(111,896)
Other income, net											(525)
Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.
The transactions were realized to support the financial and operational strategy of the Company’s Parent Company, PETRÓLEO BRASILEIRO S.A. — PETROBRAS.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days. Extended payment terms for accounts receivable from related parties were up to 270 days in 2004.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on 180 day basis.

(iii)	Long-Term Liabilities — Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.9% to 5.8%. The transaction extended the financing terms respective to certain short-term notes payable, creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

(iv)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(v)	Certain affiliates of PIFCO and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

(vi)	On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PIFCo paid to Blade US$1,453, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$38,185, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. Petrobras has the intention of finding a strategic partner within one year time frame to purchase the Termobahia equity interest and related loan.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
6.	Inventories

	2005	2004

Products
Crude oil	51,701	76,252
Fuel oil	80,249	48,973
GLP	45,716	29,078
Others	18,269	11,147

	195,935	165,450

7.	Restricted Deposits and Guarantees

PIFCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount of US$75,672 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$500,000 (described in Note 8 (f)) and is renewed annually. The amount classified in non-current assets is comprised of deposits: (i) US$30,306 related to issuances of senior notes in the total amount of US$450,000, and (ii) US$39,390 related to issuances of senior notes in the total amount of US$600,000. The guarantees related to the financings will be maintained through maturity of such financings (described in Note 8 (a)), and are required per the related debt agreement.

In accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PIFCo has guaranteed the debt of Eletrobolt, a subsidiary of its parent. In accordance with the terms of this guarantee, PIFCo has deposited US$95,949 in an escrow account, such amount to be used to satisfy Eletrobolt debts in the event of default.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
8.	Financing

	Current		Long-term
	2005	2004	2005	2004

Financial institutions (i)	493,550	535,845	1,194,750	631,800
Senior notes	53,525	53,525	1,550,000	1,550,000
Global notes	26,326	26,326	2,115,263	2,124,221
Senior exchangeable notes	3,744	3,787	329,940	329,940
Global step-up notes	9,000	9,000	400,000	400,000
Sale of right to future receivables	567,377	153,680	679,420	1,561,820
Assets related to export prepayment to be offset against sale of right to future receivables (b)	(150,000)	—	(150,000)	(300,000)
Repurchased securities (e)	(4,681)	(3,248)	(210,957)	(145,979)

	998,841	778,915	5,908,416	6,151,802

Financing	339,503	456,156	5,908,416	6,151,802
Current portion of long-term debt	551,628	224,738	—	—
Accrued interest	107,710	98,021	—	—

	998,841	778,915	5,908,416	6,151,802

(i)	The Company’s borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 3.08% to 7.87% at December 31, 2005. The weighted average borrowing rate for short-term debt at December 31, 2005 and 2004 was 5.02% and 4.25%, respectively.

At December 31, 2005 and 2004, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

Additionally, the Company had available standby committed facilities in the amount of US$675,000, which are not specified as to use requirements. PIFCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
8.	Financing (Continued)

Long-term financing — additional information

						Payment period
	Date of issuance	Maturity	Interest rate		Amount	Interest	Principal

Senior Notes (a)
Senior Notes	February, 2002	2007	9.125%		400,000	semiannually	bullet
Senior Notes	February, 2002	2007	9.125%		100,000	semiannually	bullet
Senior Notes	May, 2001	2008	9.875%		450,000	semiannually	bullet
Senior Notes	July, 2001	2011	9.750%		600,000	semiannually	bullet

					1,550,000

Sale of Right to Future Receivables (b)
Junior Trust Certificates
Serie 2003-B	May, 2003	2013	3.748%		40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%		110,000	quarterly	bullet

					150,000

Assets related to export prepayment to be offset against sale of right to future receivables(b)					(150,000)

					—

Senior Trust Certificates
Serie 2003-B	May, 2003	2013	5.548%		152,180	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%		377,240	quarterly	quarterly

					529,420

Senior Exchangeable Notes (c)	October, 2002	2007	4.750%		329,940	semiannually	bullet

Global Step-up Notes (d)	March, 2003	2008	9.000	%(d)	400,000	semiannually	bullet

Global Step-up Notes repurchased (e)					(210,957)

					189,043

Global Notes (f)
Global Notes	July, 2003	2013	9.125%		500,000	semiannually	bullet
Global Notes	September, 2003	2013	9.125%		265,263	semiannually	bullet
Global Notes	December, 2003	2018	8.375%		750,000	semiannually	bullet
Global Notes	September, 2004	2014	7.750%		600,000	semiannually	bullet

					2,115,263

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
8.	Financing (Continued)

Long-term financing — additional information (Continued)
(a)	The three series of Senior Notes issued in 2001 and 2002 have fixed interest rates with interest payable semi-annually. So long as any note of the issuances remains outstanding, the Company is prohibited from creating or permitting any lien, other than a “PIFCo permitted lien” as defined in the issuances prospectus, by the Company on any of the Company’s assets to secure additional indebtedness, except under certain conditions. These issuances are general senior unsecured and unsubordinated obligations of the Company and will rank equal in right of payment with all other unsecured and unsubordinated obligations of the Company that are not expressly subordinated in right of payment. The failure by the Company to make required payments of principal, interest or other amounts will compel PETROBRAS to fulfill payment obligations.

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

(b)	Respective to the Senior and Junior Notes issued pursuant to the structured finance program, PETROBRAS and PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity, not related to PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and bunker acquired from PETROBRAS.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
8.	Financing (Continued)

Long-term financing — additional information (Continued)
As stipulated in the contracts, PFL assigned the right to future receivables in the amount of US$1,800,000 (1st and 2nd trenches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$1,800,000:
—	US$1,500,000 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value, and the amount was transferred to PETROBRAS as prepayment for exports to be made to PFL, according to the prepayment agreement.

—	US$300,000 in Junior Trust Certificates, which are held in the portfolio of PFL. The Junior Trust Certificates are intended to compensate any losses PF Export should incur on the value of exports transferred by PFL .
The assignment of right to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

As long as any Senior Trust Certificates or amounts payable to the insurers that are guaranteeing the payments to the holders of the Senior Trust Certificates remain outstanding, PETROBRAS is required to export to the Company, during each quarterly delivery period, (a) at least 80% of the total volume of heavy fuel oil exported by PETROBRAS during such period and (b) certain oil products having an aggregate value (as determined by the net invoice amount at which such products are actually sold by PFL) equal to, at least, the debt service requirements of the Senior Trust Certificates multiplied by a coverage ratio. Additionally, certain receivables, as defined in the related agreements, are to be generated by the sale of eligible products to other buyers, to make the aggregate amount of both exports and additional receivables equal to 1.2 times the debt service. PETROBRAS also agrees that its average daily gross exports of heavy fuel oil for any rolling 12 month period will be equal to at least 70,000 barrels.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
8.	Financing (Continued)

Long-term financing — additional information (Continued)
PETROBRAS will not be relieved of its obligations to deliver the oil products under the export prepayment program in the amounts set forth for any reason, including, but not limited to force majeure or non-payment by PFL.

In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$300,000 has been reduced from the short and long-term financing respective to sale of right to future receivables.

On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$330,290 related to the export prepayment program.

On December 29, 2005, in accordance with applicable provisions of the governing agreements, PFL communicated to the Trust an intention to prepay the fixed rate titles of Senior Trust Certificates (series A1 and B) on March 1, 2006. In order to facilitate such advance payment, PETROBRAS will prepay to PFL an amount of US$333,860 related to the export prepayment program.

As of December 31, 2005, the outstanding balance of series A1 and B of Senior Trust Certificates are presented in the balance sheet as current portion of long-term debt, with the balance related to the export prepayments with Petrobras being presented in the balance sheet as current assets.

(c)	Issued on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from US$338,416 to US$329,940 due to an environmental liabilities settlement agreed under the terms of an agreement with the former owners of Perez Companc S.A.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
8.	Financing (Continued)

Long-term financing — additional information (Continued)
(d)	On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

(e)	At December 31, 2005 and December 31, 2004, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$210,957 and US$145,979, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest, which comprise the current portion at the respective date, have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of December 31, 2005 and 2004, the outstanding balance of net premiums on reissuances amounted to US$18,464 and US$26,655, respectively. PIFCo recognized losses on extinguishment of debt of US$11,738 during 2005 and of US$64,191 during 2004.

(f)	On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US$500,000 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, the Company issued an additional US$250,000 in Global Notes, which form a single fungible series with the US$500,000 Global Notes due July 2013. The Company used the proceeds from these issuance principally to repay trade-related debt and inter-company loans.

On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US$750,000 due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

On September 15, 2004, the Company issued Global Notes in an aggregate principal amount of US$600,000 due September 2014. The notes will bear interest

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
8.	Financing (Continued)
at the rate of 7.75% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.
Long-term maturities

December 31,
2005
2007	1,057,438
2008	1,037,372
2009	217,218
2010	318,238
2011	680,308
Thereafter	2,597,842

5,908,416

9.	Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

For 2005, long-term lines of credit had fair values immaterially different from their book values. At December 31, 2005 the Company’s long-term debt, excluding long-term lines of credit, was US$5,908,416 (US$6,151,802 at December 31, 2004) and had an estimated fair value of approximately US$6,397,000 (US$6,576,000 at December 31, 2004).

The Company’s long-term asset related to the export prepayment program was US$529,420 and US$1,261,820 at December 31, 2005 and 2004, and had fair values of US$523,000 and US$1,252,000, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)
10.	Commitments and Contingencies
(a)	Commitments — Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short-term contracts which collectively obligate it to purchase a minimum of approximately 185,627 barrels of crude oil and oil products per day at market prices.

(b)	Purchase Option — Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PIFCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to P-47, PIFCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.
* * *