Form 20-F
period 2006-12-31
PETROBRAS INTERNATIONAL FINANCE CO; BRAZILIAN PETROLEUM CORP
filed 2007-06-26
CIK 1163371, 1119639

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006

Commission File Number 1-15106	Commission File Number: 333-14168
PETRÓLEO BRASILEIRO S.A. – PETROBRAS	Petrobras International Finance Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation — PETROBRAS
(Translation of registrant’s name into English)

The Federative Republic of Brazil	Cayman Island
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Harbour Place
103 South Church Street, 4th floor
Avenida República do Chile, 65	P.O. Box 1034GT — BWI
20031-912 – Rio de Janeiro – RJ	George Town, Grand Cayman
Brazil	Cayman Islands
(Address of principal executive offices)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
PETROBRAS Common Shares, without par value* PETROBRAS American Depositary Shares (as evidenced by American Depositary Receipts), each representing 4 Common Shares	New York Stock Exchange

PETROBRAS Preferred Shares, without par value* PETROBRAS American Depositary Shares (as evidenced by American Depositary Receipts), each representing 4 Preferred Shares	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
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
PifCo U.S.$899,053,000 6.125% Global Notes due 2016
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report :
At December 31, 2006, there were outstanding:
2,536,673,672 PETROBRAS Common Shares, without par value
1,850,364,698 PETROBRAS Preferred Shares, without par value
300,050,000 PifCo Common Shares
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

i

ii

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
     Unless the context otherwise requires, the terms “Petrobras,” “we,” “us,” and “our” refer to Petróleo Brasileiro S.A. — PETROBRAS and its consolidated subsidiaries and special purpose companies, including Petrobras International Finance Company. The term “PifCo” refers to Petrobras International Finance Company and its subsidiaries.
CERTAIN TERMS AND CONVENTIONS
     A glossary of petroleum industry terms, a table of abbreviations and a conversion table are presented beginning on page 194.
PRESENTATION OF FINANCIAL INFORMATION
     In this annual report, references to “real,” “reais” or “R$” are to Brazilian reais and references to “U.S. dollars” or “U.S.$” are to the United States dollars. Certain figures included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.
Petrobras
     The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements. We also publish financial statements in Brazil in reais in accordance with the accounting principles required by Law No. 6404/76, as amended, or Brazilian Corporate Law and the regulations promulgated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM), or Brazilian GAAP, which differs in significant respects from U.S. GAAP.
     Certain prior year amounts for 2005 and 2004 have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.
     Our functional currency is the Brazilian real. As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our audited consolidated financial statements have been recalculated or translated from the real amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 of the U.S. Financial Accounting Standards Board, or SFAS 52. U.S. dollar amounts presented in this annual report have been translated from reais at the period-end exchange rate for balance sheet items and the average exchange rate prevailing during the period for income statement and cash flow items.
     Unless the context otherwise indicates:
•	historical data contained in this annual report that were not derived from the consolidated financial statements have been translated from reais on a similar basis;

•	forward-looking amounts, including estimated future capital expenditures, have all been based on our Petrobras 2015 Strategic Plan, which covers the period from 2004 to 2015, which we refer to as the Petrobras 2015 Strategic Plan, and on our 2007-2011 Business Plan, and have been projected on a constant basis and have been translated from reais in 2007 at an estimated average exchange rate of R$2.50 to U.S.$1.00, and future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$55 per barrel for 2007, and U.S.$40 per barrel for 2008 and U.S.$35 per barrel for 2009 and thereafter, adjusted for our quality and location differences, unless otherwise stated; and

•	estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.
PifCo
     PifCo’s functional currency is the U.S. dollar. Substantially all of PifCo’s sales are made in U.S. dollars and all of its debt is denominated in U.S. dollars. Accordingly, PifCo’s audited consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. GAAP and include PifCo’s wholly-owned subsidiaries: Petrobras Europe Limited, Petrobras Finance Limited, Bear Insurance Company Limited – BEAR and Petrobras Singapore Private Limited.
RECENT DEVELOPMENTS
PESA Issues Notes
     On May 7, 2007, Petrobras Energía S.A. (PESA), a company indirectly controlled by us, issued notes amounting to U.S.$300 million, with a term of 10 years and bearing interest at 5.875% per year. Interest will be paid semi-annually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentine market and in the international market.
Acquisition of Assets of the Ipiranga Group
     On March 18, 2007, Ultrapar Participações S.A. (“Ultrapar”) acquired, as a commission agent acting on behalf of Braskem S.A. (“Braskem”) and us, the total share capital of the controlling shares of Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”) (together, the “Ipiranga Group”), including petrochemical, refining and distribution assets. Under the investment agreement, we and Braskem acknowledged and agreed to the terms of the proposed transaction.
     After completion of the proposed acquisition, the businesses of the Ipiranga Group will be managed by Ultrapar, Braskem and us. Ultrapar will hold the retail businesses located in the South and Southeast regions of Brazil, and we will hold the retail businesses located in the North, Northeast and Central-West regions of Brazil. Besides these, we will hold a 100% of the share capital of “IASA” (a subsidiary of the group that produces asphalt). We and Braskem will jointly hold the petrochemical assets, represented by Ipiranga Química S.A. and Ipiranga Petroquímica S.A. (“IPQ”) and for IPQ’s stake in Copesul – Companhia Petroquímica do Sul (“Copesul”), in the proportion of 40% and 60%, respectively. The assets related to refining operations will be equally shared between Ultrapar, Braskem and us.
     The Ipiranga transaction is expected to close during the fourth quarter of 2007. The transaction is expected to take place in four phases. In the first phase, Ultrapar acquired RPI, DPPI and CBPI from these entities’ controlling shareholders for a purchase price of R$2,000.2 million. In the second phase Ultrapar will make a mandatory tender offer for the remaining outstanding voting shares of RPI, DPPI and CBPI, as required under Brazilian law. In the next phase, Ultrapar will issue preferred shares in exchanges for the outstanding preferred shares of RPI, DPPI and CBPI. In the fourth phase Ultrapar will delivery part of the distribution assets to us and total petrochemical assets to us and Braskem.
     The total value estimated for the operation is U.S.$4.0 billion and we are expected to pay approximately U.S.$1.3 billion for our interest. The transaction will be subject to the approval of the Brazilian anti-trust authorities (CADE – Administrative Board for Economic Defense), the Secretary for Economic Rights and the Secretary for Economic Monitoring.

Acquisition of Refinery — Pasadena Texas
     In September 2006, we announced the closing of the acquisition by Petrobras America, Inc., or PAI, our wholly-owned subsidiary in the U.S. Gulf of Mexico, of 50% of Pasadena Refining System Inc. (PRSI), formerly the Crown Refinery in Pasadena, Texas, from Astra Oil Company, a U.S.-based refining and trading company owned by the Belgian group Compagnie Nationale à Portefeuille SA-CNP. The purchase price was approximately U.S.$416 million. PAI and Astra are conducting studies to expand its capacity and install units that will enable it to process heavy oils and deliver high quality products.
Electrical Energy
     Petrobras is expected to sign an agreement with the National Electrical Energy Agency (Agência Nacional de Energia Elétrica, or ANEEL), in an effort to increase capacity in 24 gas-fired power plants. This agreement is highlighted as a part of our strategy to develop the Brazilian natural gas market as an integrated energy company with a goal of making the gas-fired power business profitable. The actions to be undertaken before 2011 will allow for an additional electrical energy capacity of 4 GW, which are expected to be reached not just through a greater supply of gas, but also through the conversion of plants into those that can support biocombustible operations and through the availability of plants that can process combustible oil. We understand that our actions, along with the actions of other companies, with the contracting for expected demand and the reserve capacity for energy generation, will allow the electrical business greater operational stability.
PRESENTATION OF INFORMATION CONCERNING RESERVES
     The estimates of our proved reserves of crude oil and natural gas as of December 31, 2006, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. DeGolyer and MacNaughton provided estimates of most of our net domestic reserves as of December 31, 2006. All reserve estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.
     We also file oil and gas reserve estimates with governmental authorities in most of the countries in which we operate. On January 12, 2007, we filed reserve estimates for Brazil with the Agência Nacional de Petróleo (the National Petroleum Agency, or the ANP), in accordance with Brazilian rules and regulations, totaling 11.671 billion barrels of crude oil and condensate and 12,492.9 billion cubic feet of natural gas. The reserve estimates we filed with the ANP and those provided herein differ by approximately 30.1%. This difference is due to (1) the ANP requirement that we estimate proved reserves through the technical abandonment of production wells, as opposed to limiting reserve estimates to the life of our concession contracts as required by Rule 4-10 of Regulation S-X and (2) different technical criteria for booking proved reserves, including the use of 3-D seismic data to establish proved reserves in Brazil.
     We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers, or SPE. The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 0.66 billion barrels of crude oil and NGLs and 3,679 billion cubic feet of natural gas, which differs by approximately 44 percent from reserve estimates provided herein because the SPE’s different technical guidelines allow for (1) the booking of reserves in Bolivia beyond the life of certain gas sale contracts and (2) the booking of reserves in Nigeria based on 3-D seismic data and certain oil recovery techniques, such as fluid injection, based on analogous fields.
     Bolivia and Venezuela implemented new nationalization measures during 2006. The nationalization measures in Bolivia and Venezuela caused a reduction of our reserves in these countries in 2006. The new regulation in Venezuela reduced our reserves as Petróleos de Venezuela S.A. (PDVSA) became the main controller of the companies, created to operate the fields with private companies. Due to new government regulations, our reserves in Bolivia were also reduced. In Nigeria, the consortium in charge of the Akpo field included Total, Petrobras and a Nigerian private company called SAPETRO. The agreement underwritten by these companies established that Total and Petrobras carry the investment cost of the third party and it would be compensated in the future with SAPETRO’s production/reserves. Throughout 2006, SAPETRO sold its participation to a Chinese oil company and, as part of this agreement, Petrobras and Total were reimbursed for their past carrying investments. In addition, in Nigeria, due to certain farm-in arrangements in the Akpo field, we reduced our expectations for future production. See “Item 4.—Information on the Company—International.”
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
Petrobras
     The following table sets forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the year ended December 31, 2006, by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2005, 2004 and 2003, and by PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2002. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”
     Certain prior year amounts for 2005 and 2004 have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

BALANCE SHEET DATA – PETROBRAS

			As of December 31,
	2006	2005	2004	2003	2002
	(in millions of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$12,688	$9,871	$6,856	$8,344	$3,301
Accounts receivable, net	6,311	6,184	4,285	2,905	2,267
Inventories	6,573	5,305	4,904	2,947	2,540
Recoverable taxes	2,593	2,087	1,475	917	672
Advances to suppliers	948	652	422	504	794
Other current assets	1,842	1,685	1,484	1,817	748

Total current assets	30,955	25,784	19,426	17,434	10,322
Property, plant and equipment, net	58,897	45,920	37,020	30,805	18,224
Investments in non-consolidated companies and other investments	3,262	1,810	1,862	1,173	334
Other assets:
Accounts receivables, net	513	642	411	528	369
Advances to suppliers	852	462	580	416	450
Petroleum and Alcohol Account-Receivable from the Brazilian government(1)	368	329	282	239	182
Government securities	479	364	326	283	176
Unrecognized pension obligation	—	—	—	—	61
Restricted deposits for legal proceedings and guarantees	816	775	699	543	290
Recoverable taxes	1,292	639	536	467	156
Investments PEPSA and PELSA	—	—	—	—	1,073
Goodwill	243	237	211	183	—
Prepaid expenses	244	246	271	190	100
Marketable securities	94	129	313	806	208
Fair value asset of gas hedge	—	547	635	—	—
Others	665	754	510	545	209

Total other assets	5,566	5,124	4,774	4,200	3,274

Total assets	$98,680	$78,638	$63,082	$53,612	$32,154

Liabilities and Shareholders’ equity
Current liabilities:
Trade accounts payable	$5,418	$3,838	$3,284	$2,261	$1,702
Taxes payable	3,357	3,423	2,569	2,305	1,801
Short-term debt	1,293	950	547	1,329	671
Current portion of long-term debt	2,106	1,428	1,199	1,145	727
Current portion of project financings	2,182	2,413	1,313	842	239
Current portion of capital lease obligations	231	239	266	378	349
Dividends and interest on capital payable	3,693	3,068	1,900	1,955	307
Payroll and related charges	1,192	918	618	581	283
Advances from customers	880	609	290	258	119
Employees’ postretirement benefits obligations – Pension	198	206	166	160	89
Other current liabilities	1,236	1,069	1,176	823	976

Total current liabilities	21,786	18,161	13,328	12,037	7,263
Long-term liabilities:
Long-term debt	10,510	11,503	12,145	11,888	6,987
Project financings	4,192	3,629	4,399	5,066	3,800
Employees’ postretirement benefits obligations – Pension	4,645	3,627	2,915	1,895	1,363
Employees’ postretirement benefits obligation – Health Care	5,433	3,004	2,137	1,580	1,060
Capital lease obligations	824	1,015	1,069	1,242	1,907
Deferred income tax	2,916	2,166	1,558	1,122	259
Gas-fired power liabilities	—	—	1,095	1,142	—
Deferred Purchase Incentive	—	144	153	—	—
Provision for abandonment of wells	1,473	842	403	396	—
Other liabilities	636	556	497	541	350

Total long-term liabilities	30,629	26,486	26,371	24,872	15,726

Minority interest	1,966	1,074	877	367	(136)

			As of December 31,
	2006	2005	2004	2003	2002
	(in millions of U.S. dollars)
Shareholders’ equity
Shares authorized and issued:
Preferred share	7,718	4,772	4,772	2,973	2,459
Common share	10,959	6,929	6,929	4,289	3,761
Capital reserve and other comprehensive income	25,622	21,216	10,805	9,074	3,081

Total Shareholders’ equity	44,299	32,917	22,506	16,336	9,301

Total liabilities and Shareholders’ equity	$98,680	$78,638	$63,082 $	53,612	$32,154

(1)	Prior to July 29, 1998, the Petroleum and Alcohol Account reflected the difference between our actual cost for imported crude oil and oil products and the price set by the Brazilian government, as well as the net effects on us of the administration of certain subsidies and of our fuel alcohol activities. From July 29, 1998 until December 31, 2001, the Petroleum and Alcohol Account was required to be adjusted by the Specific Parcel Price-PPE and certain fuel transportation and other reimbursable costs. As from the price deregulation on January 2, 2002, the Petroleum and Alcohol Account reflected only the outstanding balance owed to us by the Brazilian government and adjustments resulting from monetary correction and audits to the Account. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Price Regulation—The Petroleum and Alcohol Account.”

INCOME STATEMENT DATA — PETROBRAS

	For the Year Ended December 31,
	2006	2005 (8)	2004 (8)	2003(8)	2002(8)
	(in millions of U.S. dollars, except for share and per share data)
Sales of products and services	$93,893	$74,065	$51,954	$42,690	$32,987
Value-added and other taxes on sales and services	(17,906)	(14,694)	(10,906)	(9,527)	(7,739)
CIDE(1)	(3,640)	(3,047)	(2,620)	(2,249)	(2,636)
Net operating revenues	72,347	56,324	38,428	30,914	22,612

Cost of sales	40,061	29,828	21,279	15,533	11,506

Depreciation, depletion and amortization(2)(3)	3,673	2,926	2,481	1,785	1,930

Exploration, including exploratory dry holes(2)	934	1,009	613	512	435

Selling, general and administrative expenses	4,989	4,474	2,901	2,091	1,741
Other operating expense	1,829	2,008	793	597	222

Total costs and expenses	51,486	40,245	28,067	20,518	15,834
Financial income	1,165	710	956	634	1,142
Financial expense	(1,340)	(1,189)	(1,733)	(1,247)	(774)
Monetary and exchange variation on monetary assets and liabilities, net	75	248	450	509	(2,068)
Employee benefit expense	(1,017)	(994)	(650)	(595)	(451)
Other non-operating income (expense), net(4)	(583)	(262)	(449)	(924)	(1,395)

Income before income taxes, minority interest, extraordinary item and accounting change	19,161	14,592	8,935	8,773	3,232
Income tax (expense) benefit:
Current	(5,011)	(4,223)	(2,114)	(2,599)	(1,269)
Deferred	(680)	(218)	(117)	(64)	116

Total income tax expense	(5,691)	(4,441)	(2,231)	(2,663)	(1,153)

Minority interests in results of consolidated subsidiaries	(644)	35	(514)	(248)	232

Income before extraordinary item and effect of change in accounting principle	12,826	10,186	6,190	5,862	2,311

Extraordinary gain net of tax	—	158	—	—	—
Cumulative effect of change in accounting principle, net of taxes(2)	—	—	—	697	—
Net income for the year	$12,826	$10,344	$6,190	$6,559	$2,311

Weighted average number of shares Outstanding:(5)
Common(5)	2,536,673,672	2,536,673,672	2,536,673,672	2,536,673,672	2,536,673,672
Preferred(5)	1,850,364,698	1,849,478,028	1,849,478,028	1,849,478,028	1.807.742.676
Basic and diluted earnings per share:(5)(6)
Common and Preferred Shares(5)(6)	$2.92	$2.36	$1.41	$1.50	$0.53
Common and Preferred ADS(5)(6)	$11.68	$9.44	$5.64	$6.00	$2.12
Cash dividends per(5)(7):
Common and Preferred shares(5)(7)	$0.84	$0.68	$0.42	$0.37	$0.29
Common and Preferred ADS(5)(7)	$3.36	$2.72	$1.68	$1.48	$1.16

(1)	CIDE is an excise tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

(2)	In 2002, U.S.$284 million in abandonment costs were recognized as depreciation, depletion and amortization in accordance with SFAS 19. In 2003, as a result of our adoption of SFAS 143 - Accounting for Asset Retirement Obligations, depreciation on the asset retirement obligation was recorded under depreciation, depletion and amortization, while accretion expense was recorded under exploration, including exploratory dry holes. This change resulted in U.S.$43 million in abandonment costs being recognized as exploration, including exploratory dry holes in 2003. The cumulative effect of adoption is recorded separately.

(3)	Includes impairment charge.

(4)	Amounts reported include financial charges in respect of the Petroleum and Alcohol Account of U.S.$2 million in 2002.

(5)	On July 22, 2005, our Board of Directors authorized a 4 for 1 stock split. For purposes of comparison, the weighted average number of shares outstanding, net income per share/ADS and cash dividends per share/ADS were restated for periods prior to the stock split, which became effective as of September 1, 2005. See note 10 to our audited consolidated financial statements.

(6)	Basic and diluted earnings per share for 2003 reflect our adoption of SFAS 143. That change in accounting principle altered our 2003 basic and diluted earnings per share from U.S.$1.34 (before effect of change in accounting principle) to U.S.$1.50 (after effect of change in accounting principle). And for 2005, the extraordinary item altered our basic and diluted earnings per share from U.S.$2.32 (before effect of extraordinary item) to U.S.$2.36 (after effect of extraordinary item).

(7)	Represents dividends declared in respect of the earnings of each period.

(8)	Certain amounts from prior years have been reclassified to conform to the current year’s presentation. These reclassifications had no impact on the Company’s net income.

PifCo
     The following table sets forth PifCo’s selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2006 have been derived from PifCo’s audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the year ended December 31, 2006, by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2005, 2004 and 2003 and by PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2002. The information below should be read in conjunction with, and is qualified in its entirety by reference to, PifCo’s audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

INCOME STATEMENT AND BALANCE SHEET DATA - PifCo

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(in millions of U.S. dollars)
Income Statement Data:
Sales of crude oil and oil products and Services:
Related Parties	$14,236.5	$13,974.4	$10,118.4	$5,543.0	$5,375.5
Others	7,833.3	3,161.7	2,237.2	1,432.5	1,014.7
Lease income(1)	—	—	—	—	36.1

	$22,069.8	$17,136.1	$12,355.6	$6,975.5	$6,426.3

Operating Expenses:
Cost of sales
Related Parties	(8,122.0)	(7,780.3)	(4,391.3)	(2,851.4)	(2,409.0)
Others	(13,778.5)	(9,203.0)	(7,844.7)	(4,068.7)	(3,962.5)
Lease expense(1)	—	—	—	—	(24.0)
Selling, general and Administrative expenses
Related parties	(189.7)	(158.1)	(98.7)	(17.1)	—
Others	(17.7)	(7.6)	(1.1)	(1.5)	(1.2)

	(22,107.9)	(17,149.0)	(12,335.8)	(6,938.7)	(6,396.7)

Operating income (loss)	(38.1)	(12.9)	19.8	36.8	29.6
Financial income(2)
Related Parties	999.2	765.5	568.6	401.7	201.9
Others	286.0	218.5	110.2	41.2	17.7

Total	1,285.2	984.0	678.8	442.9	219.6
Financial expense(3)
Related Parties	(722.4)	(409.8)	(169.0)	(111.9)	(61.3)
Others	(735.4)	(589.1)	(592.2)	(370.8)	(253.4)

Total	(1,457.8)	(998.9)	(761.2)	(482.7)	(314.7)
Other income, net
Related Parties	—	—	(0.5)	—	—
Others	0.2	—	4.0	—	—

Net loss	$(210.5)	$(27.8)	$(59.1)	$(3.0)	$(65.5)

Balance Sheet Data (end of period):
Cash and cash equivalents	$510.8	$230.7	$1,107.3	$664.2	$260.6
Trade accounts receivable
Related parties	10,658.9	8,681.1	7,788.1	5,064.5	4,837.1
Others	835.4	212.7	153.6	109.4	57.1
Notes receivable
Related parties	6,354.4	3,909.3	1,936.9	1,726.4	1,631.6
Export Prepayment
Related parties	532.2	943.9	1,414.7	1,479.4	751.2
Marketable Securities	1,796.9	2,248.6	1,864.8	615.8	96.3

Total assets	21,321.3	16,748.9	14,670.2	10,196.6	8,697.3

Trade accounts payable
Related parties	1,142.9	950.7	562.1	271.0	292.0
Other	1,122.0	616.1	568.1	349.0	281.1
Notes payable
Related parties	12,828.5	8,080.3	6,435.0	2,442.8	3,688.2
Short-term financing and current portion of long-term debt	1,205.9	891.1	680.9	1,076.4	367.5
Long-term debt(4)	4,640.1	5,908.4	6,151.8	5,825.3	3,850.4
Total stockholders’ equity	(24.8)	8.0	35.7	94.8	43.9

Total liabilities and stockholders’ equity	21,321.3	16,748.9	14,670.2	10,196.6	8,697.3

(1)	As a result of PifCo’s transfer of PNBV, its leasing subsidiary, to us in January 2003, PifCo had no lease income or lease expense in 2003, 2004, 2005 and 2006.

(2)	Financial income represents primarily the imputed interest realized from PifCo’s sales of crude oil and oil products to us and intercompany loans to related parties.

(3)	Financial expense consists primarily of costs incurred by PifCo in financing its activities in connection with the importation by us of crude oil and oil products.

(4)	Includes capital lease obligations of U.S.$601.7 million at December 31, 2002.

Exchange Rates
     Foreign currencies may only be purchased through Brazilian financial institutions authorized to operate in the exchange market and are subject to registration with the Central Bank electronic system. The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.
     The real depreciated 52.3% in 2002 against the U.S. dollar, before appreciating 18.2% in 2003 and continuing to appreciate 8.1% in 2004, 11.8% in 2005 and 8.7% in 2006. As of June 21, 2007, the real has appreciated to R$1.920 per U.S.$1.00, representing an appreciation of approximately 10.2% in 2007 year-to-date. The real may depreciate or appreciate substantially in the future. See “—Risk Factors—Risks Relating to Brazil.”
     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated. The table uses the commercial selling rate prior to March 14, 2005.

		(R$ /U.S.$)
	High	Low	Average (1)	Period End
Year ended December 31,
2006	2.371	2.059	2.175	2.138
2005	2.762	2.163	2.435	2.341
2004	3.205	2.654	2.926	2.654
2003	3.662	2.822	3.075	2.889
2002	3.955	2.271	2.924	3.533
Month
November 2006	2.187	2.135	2.156	2.167
December 2006	2.169	2.138	2.150	2.138
January 2007	2.156	2.125	2.139	2.125
February 2007	2.118	2.077	2.096	2.118
March 2007	2.139	2.050	2.089	2.050
April 2007	2.050	2.023	2.032	2.034
May 2007	2.034	1,929	1.986	1,929
June 2007 (through June 21)	1.964	1.905	1.930	1.920

Source: Central Bank of Brazil

(1)	Year-end figures stated for calendar years 2006, 2005, 2004, 2003 and 2002 represent the average of the month-end exchange rates during the relevant period. The figures provided for the months of calendar years 2007 and 2006, as well as for the month of June up to and including June 21, 2007, represent the average of the exchange rates at the close of trading on each business day during such period.
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
     The majority of our revenue is derived from sales of crude oil and oil products. We do not, and will not, have control over the factors affecting international prices for crude oil and oil products. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$ 65.14 per barrel for 2006, U.S.$54.38 per barrel for 2005 and U.S.$38.21 per barrel for 2004. Changes in crude oil prices typically result in changes in prices for oil products.

     Historically, international prices for crude oil and oil products have fluctuated widely as a result of many factors. These factors include:
•	global and regional economic and geopolitical developments in crude oil producing regions, particularly in the Middle East;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain crude oil production levels and defend prices;

•	global and regional supply and demand for crude oil and oil products;

•	competition from other energy sources;

•	domestic and foreign government regulations; and

•	weather conditions.
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
Our ability to achieve our long-term growth objectives depends on our ability to discover additional reserves and successfully develop them, and failure to do so could prevent us from achieving our long-term goals for growth in production.
     Our ability to achieve our long-term growth objectives is highly dependent upon our ability to discover additional reserves, as well as to successfully develop our current reserves. In addition, our exploration activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves. The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or accidents, and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. These risks are heightened when we drill in deep water (between 300 and 1,500 meters’ water depth) and ultra deep water (more than 1,500 meters). Deep water drilling represented approximately 34 % of the exploratory wells we drilled in 2006, a higher proportion than for many other oil and gas producers.
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
     Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which we operate. In Brazil, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations. In 2006, we experienced spills totaling 77,402 gallons of crude oil, as compared to 71,141 gallons in 2005 and 140,000 gallons in 2004. As a result of certain of these spills, we were fined by various state and federal environmental agencies, named the defendant in several civil and criminal suits, and remain subject to several investigations and potential civil and criminal liabilities. See Item 8. “Financial Information—Legal Proceedings.” Waste disposal and emissions regulations may require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) routinely inspects our oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its inspections. In addition, we are subject to environmental laws that require us to incur significant costs to cover damage that a project may cause to the environment (environmental compensation). These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.
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
We may incur losses and spend time and money defending pending litigations and arbitrations.
     We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. For example, on the grounds that drilling and production platforms may not be classified as sea-going vessels, the Brazilian Revenue Service asserted that overseas remittances for charter payments should be reclassified as lease payment and subject to a withholding tax of 25%. The Revenue Service has filed two tax assessments against us that in the aggregate, on December 31, 2006, amounted to R$3,914 million (approximately U.S.$1,832 million). See Item 8. “Financial Information—Legal Proceedings.”
     We may also be subject to labor litigation in connection with recent changes in Brazilian laws relating to retirement benefits affecting our employees.
     In the event that claims involving a material amount and for which we have no provisions were to be decided against us, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations. In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on the outcome, certain litigation could result in restrictions on our operations and have a material adverse effect on certain of our businesses.
If the State of Rio de Janeiro enforces a law imposing the Domestic Value-Added Tax (ICMS) on upstream oil activities, our results of operations and financial condition may be adversely affected.
     In June 2003, the State of Rio de Janeiro enacted a law, referred to as the “Noel Law,” imposing ICMS on upstream activities. The constitutionality of the Noel Law is currently being challenged in the Brazilian Supreme Court (Supremo Tribunal Federal, or STF) and although the law was approved by the State Legislature, the government of the State of Rio de Janeiro has not yet enforced it. Currently, the ICMS for fuels derived from oil is assessed at the point of sale but not at the wellhead level. If the State of Rio de Janeiro enforces the Noel Law, it is unlikely (depending on the grounds of the Supreme Court’s decision) that the other states would allow us to use the tax imposed at the wellhead level in Rio de Janeiro as a credit to offset the tax imposed at the sale level. Therefore, we would have to pay ICMS at both levels. We estimate that the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase by approximately R$9.4 billion (U.S.$4.3 billion) per year. This increase could have a material adverse effect on our results of operations and financial condition.
Our participation in the domestic power market has generated losses and may not become profitable.
     Consistent with the global trend of other major oil and gas companies and to secure demand for our natural gas, we participate in the domestic power market. Despite a number of incentives introduced by the Brazilian government to promote the development of gas-fired power plants, development of such plants has been slow due to the market structure and regulation of the power industry, among other things. We have invested, alone or with other investors, in fifteen (thirteen in operation and two under construction or development) of the 21 existing gas-fired power generation plants. Demand for energy produced by our gas-fired power plants has been lower than we expected, as a consequence of the reduction in electricity demand due to a rationing that took place in Brazil in 2001 and 2002. The resulting excess of electricity generation capacity in Brazil has lowered the prices of energy and the majority of our thermoelectricity generation capacity is not contracted in the short term. Although almost all of our long-term capacity has been sold through the energy auctions promoted by the Brazilian government, we still face certain risks associated with our gas-fired power business. The main risks are:
•	The potential mismatch between the contracted price indexation for energy to be sold by gas-fired power companies and the cost of natural gas or other substitute fuel supply; and

•	The dependence on the construction of pipelines and other infrastructure to transport and produce natural gas, and the commitment to purchase firm quantities of natural gas to satisfy the requirement of the new regulatory model for power generation in order to sell under long term energy contracts.
     As a result of the foregoing, our participation in the domestic power market has generated losses and may not become profitable.
We may not be able to obtain financing for some of our planned investments, and failure to do so could adversely affect our operating results and financial condition.
     The Brazilian government maintains control over our budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy, and the Brazilian Congress for approval. If we cannot obtain financing that does not require Brazilian government approval, we may not be free to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields. If we are unable to make these investments, our operating results and financial condition may be adversely affected.
Currency fluctuations could have a material adverse effect on our financial condition and results of operations, because most of our revenues are in reais and a large portion of our liabilities are in foreign currencies.
     The impacts of fluctuations in exchange rates, especially the real/U.S. dollar rate, on our operations are varied and may be material. The principal market for our products is Brazil, as over the last three fiscal years over 75% of our revenues have been denominated in reais, while some of our operating expenses and capital expenditures and a substantial portion of our indebtedness are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2006 we imported U.S.$10.7 billion of crude oil and oil products, the prices of which were all denominated and paid in U.S. dollars. Conversely, a substantial share of our liquid assets are held in U.S. dollar denominated assets, or indexed to the U.S. dollar, but we do not use forwards, swaps and futures contracts to mitigate the impact of changes in currency values on our operations and financial statements because of their limited liquidity and cost.

     Our recent financial statements reflect the appreciation of the real by 18.2%, 8.1%, 11.8% and 8.7% against the U.S. dollar in 2003, 2004, 2005 and 2006, respectively, as a result of improvement in macro-economic conditions and reduction in the markets perception of political risk in Brazil and global emerging market risk. As of June 21, 2007, the exchange rate of the real to the U.S. dollar was R$1.920 per U.S.$1.00, representing an appreciation of approximately 10.2% in 2007 year-to-date. Any reversal of this trend could affect negatively the results of our operations.
We are exposed to increases in prevailing market interest rates, which leaves us vulnerable to increased financing expenses.
     In spite of marked improvements in our credit ratings, which have facilitated our access to fixed-interest long-term capital, a substantial portion of our total debt is represented by structured finance, export credits, trade financing and other similar financing methods the funding of which depends on floating rate instruments, and which for contractual, cost or other considerations cannot be prepaid. As of December 31, 2006, approximately 59%— U.S.$12,589 million of our total indebtedness—consisted of floating rate debt. In light of cost considerations and market analysis, we decided not to enter into derivative contracts or make other arrangements to hedge against the risk of an increase in interest rates. Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition.
We are not insured against business interruption for our Brazilian operations and most of our assets are not insured against war or sabotage.
     We do not maintain coverage for business interruptions of any nature for our Brazilian operations, including business interruptions caused by labor action. If, for instance, our workers were to strike, the resulting work stoppages could have an adverse effect on us. In addition, we do not insure most of our assets against war or sabotage. Therefore, an attack or an operational incident causing an interruption of our business could have a material adverse effect on our financial condition or results of operations.
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
     We operate in a number of different countries, particularly in Latin America, West Africa and the Middle East that can be politically, economically and socially unstable. The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:
•	the imposition of exchange or price controls;

•	the imposition of restrictions on hydrocarbon exports;

•	the depreciation of local currencies;

•	the nationalization of oil and gas reserves;

•	increases in export tax / income tax rates for crude oil and oil products; or

•	unilateral (governmental) institutional and contractual changes.
     If one or more of the risks described above were to materialize we may not achieve our strategic objectives in these countries or in our international operations as a whole, which may result in a material adverse effect on our results of operations and financial condition.
     Of the countries outside of Brazil in which we operate, Argentina is the most significant, representing approximately 44% of our total international crude oil and natural gas production and 35% of our international proved crude oil and natural gas reserves at December 31, 2006. In response to the Argentine peso crisis that began in 2001, the Argentine government has made a number of changes in the regulatory structure of the electricity and gas sectors and has established export tax rates for crude oil, natural gas and oil products. We also have significant operations in Bolivia and Venezuela that represented, respectively, approximately 23% and 11% of our total international production in barrels of oil equivalent and 24% and 9% of our international proved crude oil and natural gas reserves, respectively, at December 31, 2006. Deterioration of the situation in Argentina, Bolivia or Venezuela may have an adverse effect on our results of operations and financial condition.
The nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition. The Bolivian and Venezuelan governments have recently increased their participation in their respective domestic oil and gas industries, which may generate material losses to us.
     We have been operating in Bolivia since 1996. Our consolidated interests related to Bolivia include two refineries, oil and gas reserves, which represented approximately 1.9% of our total reserves at December 31, 2006 and our interest in the Bolivia-Brazil gas pipeline (GTB). We also hold a long-term gas supply agreement, or the GSA, for the purchase of natural gas from the Bolivian state oil company, Yacimientos Petrolíferos Fiscales Bolivianos — YPFB. As of December 31, 2006, the book value of Bolivia assets was U.S.$1,173 million. In 2006, the natural gas we imported from Bolivia represented approximately 56% of our total natural gas sales. We supply this natural gas to the Brazilian market, including local distribution companies and gas-fired power plants in which we have an interest. On May 1, 2006, the Bolivian government announced that it would nationalize several industries in the country, including the oil and gas industry. As a result, companies engaged in oil and gas production activities in Bolivia were required to deliver to YPFB all their oil and gas production. The nationalization measures also included a significant increase in the government take (including royalties and direct taxes) for companies engaged in oil and gas production in Bolivia from 18% of total production in 2005 to approximately 82% in 2006, subject to production levels and the price of natural gas, among other variables to take into account. We reviewed our production estimates for Bolivia and reduced our proved reserves in this country from 2.7% of our total reserves in December 31, 2005 to 1.9% of our total reserves in December 31, 2006. After negotiations with the Bolivian government, in May 2007, we reached a sales agreement with YPFB, in which they have agreed to pay, in two installments, U.S.$112 millions for all the outstanding shares of Petrobras Bolivia Refinación S.A., which owns the two refineries in Bolivia. On June 11, 2007 we confirmed the first payment of U.S.$56 million from YPFB. The Bolivian government attempted to increase the gas prices under the agreement but currently has agreed to maintain the prices at the levels originally provided in the agreement, with the exception of prices for gas with a calorific power higher than 8,900 kcal/m3, for which a new price premium formula based on international market prices has yet to be negotiated.
     Our interests in Venezuela include oil and gas reserves, which represented approximately 0.7% of our total reserves at December 31, 2006. In April 2005, the Venezuelan Energy and Oil Ministry instructed Petróleos de Venezuela S.A. (PDVSA), the Venezuelan government-controlled company created to operate oil and gas reserves with private companies, to review thirty-two operating agreements signed by PDVSA with oil companies from 1992 through 1997. In addition, PDVSA was instructed to take measures in order to convert all effective operating agreements into state-controlled companies in order to grant the Venezuelan government, through PDVSA, more than 50% ownership of each field, including agreements with our affiliates in connection with the areas of Oritupano Leona, La Concepcion, Acema and Mata. As a result, as of December 31, 2005, we recorded an impairment charge in order to adjust the book value of our Venezuelan assets in the amount of U.S.$134 million. In March 31, 2006, we, PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), entered into memoranda of understanding (MOUs) in order to effect the migration of the operating agreements to partially state-owned companies (“mixed companies”), whereby the interest of PDVSA in each mixed company would be 60% and the interest of private companies like us would be limited to 40%. In August 2006, the final migrating contracts were executed for Oritupano Leona, Mata, Acema and La Concepción, with effective date of April 1, 2006.
     All these measures generate significant uncertainty as to the status and prospects of our investment and operations in Bolivia and Venezuela. We cannot estimate the degree to which these nationalization measures will affect us, and believe they may have a material adverse effect on our results of operations and financial condition. See Item 4. “Information on the Company—International— Bolivian Activities” and Item 4. “Information on the Company—International— Venezuelan Activities.”

Risks Relating to PifCo
PifCo’s operations and debt servicing capabilities are dependent on us.
     PifCo’s financial position and results of operations are directly affected by our decisions. PifCo is a direct wholly-owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. PifCo has limited operations consisting principally of the purchase of crude oil and oil products from third parties and the resale of those products to us or to third parties. PifCo also buys crude oil and oil products from us, for sale to third parties and affiliates on a limited basis. PifCo’s ability to service and repay its indebtedness is consequently dependent on our own operations.
     Financing for PifCo’s operations is provided by us as well as third-party credit providers in favor of whom we provide credit support. This support to PifCo’s debt obligations is made through standby purchase agreements whereby we agree to repurchase from the holders of PifCo’s notes their right to receive payment from PifCo in case PifCo defaults payment.
     Our own financial condition or results of operations, or our financial support of PifCo directly affect PifCo’s operational results and debt servicing capabilities. For a more detailed description of certain risks that may have a material adverse impact on our financial condition or results of operations and therefore affect PifCo’s ability to meet its debt obligations see “Risks Relating to Our Operations.”
PifCo depends on its ability to pass on its financing costs to us.
     PifCo is principally engaged in the purchase of crude oil and oil products for sale to us, as described above. PifCo regularly incurs indebtedness related to such purchases and/or in obtaining financing from us or third-party creditors. All such indebtedness has the benefit of our standby purchase obligation or other support, and PifCo has historically has passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. If for any reason we are not permitted to continue these practices, this would have a materially adverse effect on PifCo’s business and on its ability to meet its debt obligations in the long term.
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
     In the past, the Brazilian government set prices for crude oil and oil products in Brazil, occasionally below prices prevailing in the world oil markets. These prices involved elements of cross-subsidy among different oil products sold in various regions in Brazil. The cumulative impact of this price regulation system on us is recorded as an asset on our balance sheet under the line item “Petroleum and Alcohol Account—Receivable from the Brazilian government.” The balance of the account at December 31, 2006 was U.S.$ 368 million. All price controls for crude oil and oil products ended on January 2, 2002, however, the Brazilian government could decide to reinstate price controls in the future as a result of market instability or other conditions. If this were to occur, our financial condition and results of operations could be adversely affected.

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
     Uncertainty over whether the Brazilian government will implement changes in policy or regulations that may affect these or other factors in the future may lead to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and securities issued abroad by Brazilian companies.
Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities and financial condition.
     Our principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), have decreased from 2,477.15% in 1993 to 916.46% in 1994 and to 5.97% in 2000. The same index increased to 9.30% in 2003, before decreasing to 3.14% in 2006. Considering the historically high rates of inflation, Brazil may experience higher levels of inflation in the future. The lower levels of inflation experienced since 1995 may not continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation, which may adversely affect our financial condition.

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
Risks Relating to our Equity and Debt Securities
The size, volatility, liquidity and/or regulation of the Brazilian securities markets may curb your ability to sell the common or preferred shares underlying our ADSs.
     Petrobras shares are the most liquid in the São Paulo Stock Exchange (BOVESPA), but overall, the Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the United States (and perhaps other jurisdictions), and may be regulated differently from the way in which U.S. investors are accustomed. Factors that may specifically affect the Brazilian equity markets may limit your ability to sell the common or preferred shares underlying our ADSs at the price and time you desire.
The market for PifCo’s notes may not be liquid.
     Some of PifCo’s notes are not listed on any securities exchange and are not quoted through an automated quotation system. We can make no assurance as to the liquidity of or trading markets for PifCo’s notes. We cannot guarantee that the holders of PifCo’s notes will be able to sell their notes in the future. If a market for PifCo’s notes does not develop, holders of PifCo’s notes may not be able to resell the notes for an extended period of time, if at all.
You may be unable to exercise preemptive rights with respect to the common or preferred shares underlying the ADSs.
     Holders of ADSs who are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information—Memorandum and Articles of Association of Petrobras—Preemptive Rights.”
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
     In addition, if the Brazilian government were to impose restrictions on our ability to convert reais into U.S. dollars, we would not be able to make payment on our dollar-denominated debt obligations. For example, any such restrictions could prevent us from making funds available to PifCo, for payment of its debt obligations, certain of which are supported by us through standby purchase agreements.
If you exchange your ADSs for common or preferred shares, you risk losing the ability to remit foreign currency abroad and forfeiting Brazilian tax advantages.
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
     If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the common or preferred shares or the return of your capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration obtained by you may be affected by future legislative or regulatory changes and we cannot assure you that additional restrictions applicable to you, the disposition of the underlying common or preferred shares, or the repatriation of the proceeds from the process will not be imposed in the future.

You may face difficulties in protecting your interests as a shareholder because we are subject to different corporate rules and regulations as a Brazilian company and because holders of our common shares, preferred shares and ADSs have fewer and less well-defined shareholders’ rights than those traditionally enjoyed by The United States shareholders.
     Our corporate affairs are governed by our bylaws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Brazil. In addition, your rights as an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect your interests against actions by our board of directors may be fewer and less well-defined under Brazilian Corporate Law than those under the laws of other jurisdictions.
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
     A portion of our ADSs represent our preferred shares. Under Brazilian law and our bylaws, holders of preferred shares generally do not have the right to vote in meetings of our stockholders. This means, among other things, that holders of ADSs representing preferred shares are not entitled to vote on important corporate transactions or decisions. See Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Voting Rights” for a discussion of the limited voting rights of our preferred shares.
Enforcement of our obligations under the standby purchase agreement might take longer than expected.
     We have entered into a standby purchase agreement in support of PifCo’s obligations under its notes and indentures. Our obligation to purchase from the PifCo noteholders any unpaid amounts of principal, interest and other amounts due under the PifCo notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at the maturity of the PifCo notes or otherwise. See “Additional Information—PifCo Senior Notes—Standby Purchase Agreements” and “Additional Information—PifCo Global Notes—Standby Purchase Agreements.”
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
If Brazilian law restricts us from paying PifCo in U.S. dollars, PifCo may have insufficient U.S. dollar funds to make payments on its debt obligations and we may not be able to pay our obligations under the standby purchase agreement in U.S. Dollars.
     Currently, payments by us to PifCo for the import of oil, the expected source of PifCo’s cash resources to pay its obligations under the PifCo notes, will not require approval by or registration with the Central Bank of

Brazil. There may be other regulatory requirements that we will need to comply with in order to make funds available to PifCo. Nonetheless, Central Bank of Brazil may impose prior approval requirements on the remittance of U.S. dollars abroad. If Brazilian law were to impose restrictions, limitations or prohibitions on our ability to convert reais into U.S. dollars, PifCo may not have sufficient U.S. dollar funds available to make payment on its debt obligations.
     In the case that the PifCo noteholders receive payments in reais corresponding to the equivalent U.S. Dollar amounts due under PifCo’s notes, it may not be possible to convert these amounts into U.S. Dollars. We will not need any prior or subsequent approval from the Central Bank of Brazil to use funds we hold abroad to comply with our obligations under the standby purchase agreement.
We would be required to pay judgments of Brazilian courts enforcing our obligations under the standby purchase agreement only in reais
     If proceedings were brought in Brazil seeking to enforce our obligations in respect of the standby purchase agreement, we would be required to discharge our obligations only in reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.
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
     PifCo’s obligation to make payments on the PifCo notes is supported by our obligation under the standby purchase agreement to make payments on PifCo’s behalf. We have been advised by our external U.S. counsel that the standby purchase agreement is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, we have been advised by our general counsel that the laws of Brazil do not prevent the standby purchase agreement from being valid, binding and enforceable against us in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the standby purchase agreement, and we, at the time we entered into the standby purchase agreement:
•	were or are insolvent or rendered insolvent by reason of our entry into the standby purchase agreement;

•	were or are engaged in business or transactions for which the assets remaining with us constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believe that we would incur, debts beyond our ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor,
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
     We were incorporated in 1953 and began operations in Brazil in 1954 as a wholly-owned governmental enterprise responsible for implementing the government’s hydrocarbon activities in Brazil. Since our foundation, our legal name has been Petróleo Brasileiro S.A.—PETROBRAS. From that time until 1995, we carried out all crude oil and natural gas production and refining activities in Brazil in the name of the government. On November 9, 1995, the Brazilian Constitution was amended to authorize the Brazilian government to contract with any state or privately owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment made possible the deregulation of the sector in 1988.
     The crude oil and natural gas industry in Brazil has experienced significant reforms since the enactment of Law No. 9,478, or the Oil Law, on August 6, 1997, which established competition in Brazilian markets for crude oil, oil products and natural gas. Effective January 2, 2002, the Brazilian government deregulated prices for crude oil and oil products. See “—Regulation of the Oil and Gas Industry in Brazil—Price Regulation.” The gradual transformation of the oil and gas industry since 1997 has led to increased participation by international companies in Brazil across all segments of our business, both as our competitors and as our partners.
     Based upon our 2006 consolidated revenues, we are the largest corporation in Brazil and one of the largest oil and gas companies in Latin America. In 2006, we had sales of products and services of U.S.$93,893 million, net operating revenues of U.S.$72,347 million and net income of U.S.$12,826 million.
     We engage in a broad range of oil and gas activities, which cover the following segments of our operations:
•	Exploration and Production – Our exploration and production segment encompasses exploration, development and production activities in Brazil.

•	Supply – Our supply segment encompasses refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. In addition, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

•	Distribution – Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our wholly owned subsidiary, Petrobras Distribuidora S.A. — BR in Brazil.

•	Gas and Power – Our gas and power segment encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. In addition, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and gas-fired power companies.

•	International – Our international segment encompasses Exploration and Production, Supply, Distribution and Gas and Power activities conducted in the following countries: Argentina, Angola, Bolivia, Colombia, Ecuador, Equatorial Guinea, Iran, Libya, Mexico, Mozambique, Nigeria, Paraguay, Peru, the United States, Tanzania, Turkey, Uruguay and Venezuela.

•	Corporate – Our corporate segment includes the financial results and those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, which include actuarial expenses related to our pension and health care plans for non-active participants.
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

Competitive Strengths
Dominant market position in the production, refining and transportation of crude oil, natural gas and oil products in Brazil
     Our legacy as Brazil’s former sole supplier of crude oil and oil products has provided us with a fully developed operational infrastructure throughout Brazil and a large proved reserve base. Our long history, resources and established presence in Brazil permit us to compete effectively with other market participants and new entrants now that the Brazilian oil and gas industry has been deregulated. We operate most of the development fields in Brazil and substantially all of the country’s refining capacity. Our average domestic daily production of crude oil and NGLs increased 5.6% in 2006, increased 12.8% in 2005, and decreased 3.1% in 2004.
Strong reserve base
     As of December 31, 2006, we had estimated proved developed and undeveloped crude oil and natural gas reserves of approximately 11.458 billion barrels of oil equivalent in Brazil and abroad, including proportional reserves related to unconsolidated companies in Venezuela in the volume of 78.6 million barrels of oil equivalent. In addition, we have a substantial base of exploration acreage both in Brazil and abroad, which we are exploring by ourselves and with industry partners in order to continue to increase our reserves.
     As of December 31, 2006, our worldwide proved reserves to production ratio was 14.5 years.
     The majority of our reserves, including recent discoveries, are located in deepwater areas that generally require additional planning, more comprehensive evaluation and added lead time to begin production when compared to onshore production. In accordance with our Business Plan for the period from 2007 to 2011, we have been investing the necessary capital to build the offshore platforms needed to derive income from these reserves. Although our proved reserve life is higher than the industry average, the additional planning required to bring deepwater areas into production also means that our percentage of proved undeveloped reserves may be higher than the industry average.
     We believe that our proved reserves will provide us with significant opportunities for sustaining and increasing production growth.
Upstream and downstream technological expertise and international recognition for production and exploration in deep and ultra-deep waters
     While developing Brazil’s offshore basins over the past 37 years, we have gained expertise in deepwater drilling, development and production techniques and technologies. We are currently in the process of developing technology to permit production from wells at water depths of up to 9,843 feet (3,000 meters).
     Our deepwater development and production expertise has allowed us to achieve high production volumes and relatively low lifting costs (excluding royalties, special government participation and rental of areas, which we refer to as “government take”). Our aggregate average lifting cost for crude oil and natural gas products in Brazil for 2006, excluding government take, increased to U.S.$ 6.59 per barrel of oil equivalent, as compared to U.S.$5.73 per barrel of oil equivalent for 2005. Government take, increased to U.S.$ 11.05 per barrel of oil equivalent for 2006, as compared to U.S.$9.00 per barrel of oil equivalent for 2005. The international price of oil is one of the factors in determining the government take.
Cost efficiencies created by large-scale operations combined with vertical integration among business
     As the dominant integrated crude oil and natural gas company in Brazil, we can be cost efficient as a result of:
•	the location of over 81% of our proved reserves in large, contiguous and highly productive fields in the offshore Campos Basin, which allows for the concentration of our operational infrastructure, thereby reducing our total costs of exploration, development and production;

•	the location of most of our refining capacity in the Southeast region, directly adjacent to the Campos Basin and situated within the country’s most heavily populated and industrialized markets; and

•	the relative balance between our domestic production of 1,778 Mbpd, our refining throughput of 1,746 Mbpd and our sales to the Brazilian market for hydrocarbon products of 1,697 Mbpd.
     We believe that these cost efficiencies created by our integration, our existing infrastructure and our balance allow us to compete effectively with other Brazilian producers and importers of oil products into the Brazilian market.
Strong position in Brazil’s growing natural gas markets
     We participate in most aspects of the Brazilian natural gas market, but our ability to meet potential demand has been limited by constraints in supply, transportation and distribution infrastructure, which is still under development. The output from gas-fired power plants was lower than in 2005, and as a consequence, the demand for natural gas in Brazil increased only 2.5% in 2006, despite the 9.8% growth in the non-thermoelectric market (mainly in the industrial and vehicular segments) as compared to 11% in 2005. Nonetheless, we still expect a significant growth due to new gas transportation pipelines that will start operations.
     Because of the diversity of our natural gas operations, we believe that we are well positioned to take advantage of the opportunity to meet potentially growing energy needs in Brazil through the use of natural gas. We intend to do so through:
•	increasing the internal production of both associated and non-associated gas, mainly offshore in the Espírito Santo, Campos and Santos Basins;

•	expanding of the natural gas transportation network throughout Brazil;

•	prioritizing the acceleration of investment projects in anticipation of the natural gas supply in the southeast region of Brazil;

•	increasing participation in the natural gas distribution market through investments in 19 of the 25 natural gas distribution companies in Brazil;

•	investments in gas-fired power plants, which serve as sources of demand for our natural gas; and

•	seeking greater operational flexibility in our sources, including two LNG projects in the northeastern and southeastern regions, to improve our energy demand management.
Success in attracting international partners in all our activities
     As a result of our experience, expertise and extensive infrastructure network in Brazil, we have attracted partners in our exploration, development, refining and power activities such as Repsol-YPF, ExxonMobil, Shell, Chevron, Statoil and Total. Partnering with other companies allows us to share risks, capital commitments and technology in our continuing development and expansion.
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

Consolidate and increase competitive advantages in the Brazilian and South American oil and oil products market
     Our 2007-2011 Business Plan contemplates capital expenditures of approximately U.S.$40.7 billion in exploration and development activities in Brazil. Through these investments, we plan to implement 15 large-scope projects, among others, aimed at increasing production to 2.374 million bpd by 2011. Our 2007-2011 Business Plan contemplates capital expenditures of approximately U.S.$8.5 billion in exploration and development activities outside of Brazil. These investments will be primarily exploration and development activities in South America. At December 2006, we had exploration, development and production rights in 89.87 million gross and 46.84 million net acres (363,700 gross and 189,500 net square kilometers) outside Brazil.
     At the same time that we seek to expand production, we intend to increase proved reserves, focused on deepwater exploration in Brazil. We have net exploration, development and production rights in 33.8 million acres (136,772 square kilometers) in Brazil. We expect to continue to participate selectively with major regional and international oil and gas companies in bidding for new concessions and in developing large offshore fields.
     Our domestic production in 2006 supplied approximately 80% of the crude oil feedstock for our refinery operations in Brazil, the same level as in 2005 and 76% in 2004. We expect an increasing percentage of the crude oil feedstock to be supplied by our domestic production, as investments in our refineries permit. Our refineries were originally designed to process light imported crude oil, whereas our current reserves and production increasingly consist of heavier crude oil. We are in the process of improving and adapting our refineries in order to better process our domestic production of heavier crude oil. Because our domestic refining capacity constitutes 98.4% of the Brazilian refining capacity, we supply almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to satisfying our internal consumption requirements with respect to wholesale marketing operations and petrochemical feedstock.
Selectively expand international activities in an integrated manner with our business
     In the short term, we expect to expand internationally by using our existing asset base or participating in selective partnerships in core activities where we have a competitive advantage. We consider our core activities to be integrated oil and gas operations throughout South America and deepwater exploration and development off the U.S. Gulf Coast, Colombia and West Africa. We also have exploration interests in Angola, Argentina, Bolivia, Colombia, Ecuador, Peru, Mozambique, Nigeria, Equatorial Guinea, Iran, the Gulf of Mexico, Tanzania, Turkey and Libya.
Develop and lead the domestic natural gas market and act in an integrated manner in the gas and power market in South America
     Through our participation in all segments of the natural gas market, both in Brazil and abroad, we seek to meet domestic natural gas demand. We intend to continue to expand our participation in the natural gas market by:
•	developing the natural gas industry in an integrated manner with other areas of the Company in the production and consumption chain; and

•	taking advantage of opportunities in the power industry in an integrated manner with other natural gas market areas in which our Company already operates.
     As a result of our investments and the growing importance of natural gas as a cleaner energy alternative, we anticipate that the proportion of revenues and assets represented by natural gas operations will increase, leading to a greater impact of these activities on our results of operations.
Selectively expand our activities in the petrochemicals market
     We intend to expand activities in the petrochemical and fertilizer markets by seeking strategic partnerships and creating synergies with our existing business. Our 2007-2011 Business Plan contemplates investments of approximately U.S.$3.2 billion in petrochemical business. Such investment will be aimed at increasing production of our basic petrochemicals, including polyolefins (polyethylene and polypropylene), acrylic acid and terephtalic acid. We believe that the growth of petrochemical activities will generate synergies with refining activities and we intend to benefit from the expected growth in the petrochemical market in Brazil.
Selectively perform in the renewable energy market
     We intend to develop renewable energy alternatives in Brazil. Our priorities for investments in renewable sources of energy are:
•	The diesel from the HBIO process. The HBIO technology has been developed by the Petrobras research and development facility as one of the projects of the Petrobras refining technology program. This process involves a catalytic hydroconversion of mixtures of diesel fractions and vegetable oil in an HDT reactor under controlled conditions of high temperature and hydrogen pressure. The triglycerides from vegetable oil are transformed into linear hydrocarbon chains, similar to those that already exist in the diesel coming from petroleum but, without residue generation and with a small propane production; and

•	biomass energy.
Overview by Business Segment
Exploration, Development and Production
Summary and Strategy
     Our exploration and production segment includes exploration, development and production activities in Brazil and abroad. We began domestic production in 1954 and international production in 1972. As of December 31, 2006, our estimated net proved crude oil and natural gas reserves in Brazil were approximately 10.573 billion barrels of oil equivalent. Crude oil represented 85% and natural gas represented 15% of these reserves. Our proved reserves are located principally in the Campos Basin.
     During 2006, our average daily domestic production was 1,778 Mbpd of crude oil and NGLs and 1.660 billion cubic feet of natural gas per day. Our aggregate average lifting costs for crude oil and natural gas in 2006 were U.S.$6.59 per barrel of oil equivalent in Brazil (excluding government take).
     We conduct exploration, development and production activities in Brazil through concession contracts. Under the terms of the Oil Law, in 1998 we were granted the concession rights to areas where we were already producing or could demonstrate we could explore or develop within a certain time frame. We refer to these concessions as Round Zero. In a number of concessions, we have joint ventures with foreign partners to explore and develop the concessions. In conjunction with the majority of these arrangements, we received a carried interest for capital expenditures made during the exploration phase, with our partners incurring all capital expenditures until the development of a commercial discovery commences. Since then, we have participated in all the bid rounds for new concession areas in Brazil conducted by the Agência Nacional de Petróleo (the National Petroleum Agency, or the ANP).
     At December 31, 2006, we held 459 areas, representing 33,796 thousand net acres (136,772 square kilometers). We currently have joint venture agreements for exploration and production in Brazil with 25 foreign and domestic companies. We are also active in exploration and production activities outside Brazil. For a full description of our international activities, see “—International—Exploration and Production.”
     Our main strategies in exploration, development and production in Brazil are to increase production and reserves by:
•	Strengthen our position in deep and ultra-deepwater drilling and operating;

•	Operate both onshore and in shallow waters, focusing on profitable opportunities;

•	Implement new practices and technologies in order to increase reserve recovery;

•	Increase exploration and development efforts in new territories to maintain a sustainable reserves to production ratio;

•	Assure long-term Brazilian self-sufficiency in oil, with production reaching approximately 20% above domestic consumption by 2015;

•	Optimize the development of our existing proved reserves, especially by expanding light oil production; and

•	Accelerate the production and supply of natural gas.
Principal Domestic Oil and Gas Producing Regions
     Our annual daily production in Brazil has consistently grown over the years. In 1970, we produced 164 Mbpd of crude oil, condensate and natural gas liquids in Brazil. We increased production to 181 Mbpd in 1980, 654 Mbpd in 1990, 1,271 Mbpd in 2000 and 1,778 Mbpd in 2006. In describing our oil and gas producing regions, reservoirs refer to underground formations containing producible oil or gas. Fields are areas that contain one or more reservoirs. Blocks are sections of a sedimentary basin where we carry out oil and gas exploration and production activities under concession contracts.
     Our main domestic oil and gas producing regions are:
Campos Basin
     The Campos Basin is the largest oil and gas producing region, and covers approximately 28.4 million acres (115 thousand square kilometers). Since exploration activities in this area began in 1968, over 60 hydrocarbon accumulations have been discovered in this region, including eight large oil fields in deepwater and ultra deepwater. We currently have exploration rights to 32 blocks in this Basin, which are grouped into 13 block contracts, with an exploration acreage of 11.1 thousand square kilometers. In terms of proved hydrocarbon reserves and annual production, the Campos Basin is the largest oil basin in Brazil and one of the most prolific oil and gas areas in South America. The annual crude oil production volume in the region increased steadily for the past ten years until 2004, when oil production in the Campos Basin decreased to 1,204 Mbpd from 1,252 Mbpd in 2003. In 2005, oil production in the Campos Basin increased to 1,405 Mbpd and in 2006, increased to 1,468 Mbpd. The Campos Basin’s oil production accounted for approximately 83% of Brazilian oil production in 2006.
     At December 31, 2006, we produced crude oil from 36 fields in the Campos Basin and its proved crude oil reserves were 7.85 billion barrels, representing 87.3% of our total proved crude oil reserves. In 2006, the crude oil we produced in the Campos Basin had an average API gravity of 23.2 and an average water cut of 1%. We currently have 29 floating production systems, 14 fixed platforms and 4,969 kilometers of pipeline and flexible pipes operating in 36 fields at water depths from 262 to 6,188 feet (80 to 1,886 meters) in the Campos Basin.
Espírito Santo Basin
     We have made several discoveries of light oil and natural gas in the Espírito Santo Basin. We currently have exploration rights to 48 blocks in this Basin, which are grouped into 23 block contracts, 13 onshore and 10 offshore, with an exploration acreage of 9.9 thousand square kilometers. During 2006, we produced 77.3 Mboe per day of oil and natural gas in the Espírito Santo Basin (19.7 Mboe onshore and 57.6 Mboe offshore). On February 21, 2006, we began gas production in the Peroá Field.
Santos Basin
     The Santos Basin represents one of the most promising exploration areas. In January of 2006, we approved the Master Plan for Development of Natural Gas and Oil Production in the Santos Basin, with a base of exploration and production in the city of Santos, in the state of São Paulo. We currently have exploration rights to 55 blocks in the Santos Basin, which are grouped into 32 block contracts, with an exploration acreage of 41.2 thousand square kilometers. Current production of oil and natural gas is 9.24 Mboe per day in the Coral and Merluza fields.

Properties
     The following table sets forth our developed and undeveloped gross and net acreage by oil region and associated crude oil and natural gas production:

					Average	Average
					Oil and	Oil and
					Natural Gas	Natural Gas
					Production	Production
					for the	for the Year
					Year Ended	Ended
	Production Acreage as of				December	December
	December 31, 2006				31,	31,
	Developed		Undeveloped		2006(1)(4)	2005(1)(4)
	Gross(2)	Net(2)	Gross(2)	Net(2)
	(in acres)				(boe per day) (3)
Brazil(1)
Offshore
Campos Basin	1,706,226	1,587,370	399,808	388,441	1,594,820	1,530,147
Other offshore	310,358	280,459	690,892	665,193	120,147	64,510
Total offshore	2,016,583	1,867,829	1,090,700	1,053,634	1,714,967	1,594,657
Onshore	1,019,781	1,019,782	138,129	138,129	339,327	363,203

Total Brazil	3,036,364	2,887,611	1,228,829	1,191,763	2,054,294	1,957,860
International
Onshore	3,634,675	2,334,637	2,306,486	1,507,738	233,915	245,828
Offshore	113,457	31,893	332,816	68,185	9,377	12,909

Total International	3,748,132	2,366,530	2,639,302	1,575,923	243,292	258,737
Total	6,784,496	5,254,141	3,868,131	2,767,686	2,297,586	2,216,597

(1)	Over 77% of our production of natural gas was associated gas in 2006 and 2005.

(2)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned. A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

(3)	See “Conversion Table” for the ratios used to convert cubic feet of natural gas to barrels of oil equivalent.

(4)	Includes production from shale oil reserves, natural gas liquids and reinjected gas volumes, which are not included in our proved reserves figures.
     The following table sets forth our total gross and net productive wells as of December 31, 2006:

	Productive Wells
	Oil	Gas	Total
Gross productive wells
Brazil	9,058	484	9,542
International	5,873	354	6,227
Total	14,931	838	15,769
Net productive wells
Brazil	9,046	484	9,530
International	4,237	236	4,473
Total	13,283	720	14,003
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

Deepwater Expertise
     We are the leading company in deepwater drilling, with recognized expertise in deepwater exploration, development and production. We have developed expertise over many years and have achieved significant milestones, including the following:
•	in January 2003, we drilled the world’s second horizontal deepwater multilateral well in the Barracuda-Caratinga field, in Campos Basin, at an water depth of 2,999 feet (914 meters), consisting of two legs for each well;

•	on December 31, 2006, we were operating 62 wells at water depths in excess of 3,281 feet (1,000 meters); and

•	by December 31, 2006, we had drilled 565 wells at water depths in excess of 3,281 feet (1,000 meters), the deepest well being an exploration well in a water depth of 9,360 feet (2,853 meters).
     Because many of Brazil’s richest oil fields are located offshore in deep waters, we intend to continue to focus on deepwater production technology to increase our proved reserves and future domestic production. See Item 5. “Operating and Financial Review and Prospects—Research and Development.” Our main exploration and development efforts focus on offshore fields neighboring existing fields and production infrastructure, where higher drilling costs have been offset by higher drilling success ratios and relatively higher production. On a per-well basis, the exploration, development and production costs offshore are generally higher than those onshore. We believe, however, that offshore production is cost-effective, because historically:
•	we have been more successful in finding and developing crude oil offshore, as a result of the existence of a larger number and size of oil reservoirs offshore as compared to onshore reservoirs and a greater volume of offshore seismic data collected; and

•	we have been able to spread the total costs of exploration, development and production over a large base, given the size and productivity of our offshore reserves. Offshore production has exceeded onshore production by a per barrel production ratio of 6.94:1 in 2006, 5.92:1 in 2005 and 4.96:1 in 2004.
     We currently extract hydrocarbons from offshore wells in waters with depths of up to 6,188 feet (1,886 meters), and we have been developing technology to permit production from wells at water depths of up to 9,843 feet (3,000 meters). Set forth below is the distribution, by water depth, of offshore oil production in 2006 and 2005.
OFFSHORE PRODUCTION BY WATER DEPTH

Depth	Percentage in 2006	Percentage in 2005
0-400 meters (0-1,312 feet)	17%	18%
400-1,000 meters (1,312 feet-3,281 feet)	52%	56%
More than 1,000 meters (3,281 feet)	31%	26%
Exploration Activities
Concessions in Brazil
     We acquired the right to exploit all exploration, development and production areas in Brazil as a result of the monopoly granted to us by Brazilian Law. When regulatory changes in the Brazilian oil and gas sector began in 1998, our monopoly ended. On August 6, 1998, we signed concession contracts with the ANP for all of the areas we had been using prior to 1998. Those concession contracts covered 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas, for a total aggregate area of 113.3 million gross acres (458.5 thousand square kilometers).

     As of December 31, 2006, we had 459 areas, consisting of 247 production areas, 154 exploration areas and 58 development areas, for a total aggregate area of 42.0 million gross acres (170.1 thousand square kilometers). This total area represents 2.7% of the Brazilian sedimentary basins.
Recent discoveries
     The exploration highlight of the year was the light oil and natural gas discovery made in the pre-salt section in the ultra-deep waters of the Santos Basin.
     In 2006, we declared the commercial feasibility of 27 new oil and gas accumulations—18 offshore and 9 onshore. Some of these areas were classified as new oil and natural gas fields; others were incorporated to adjacent oil and gas fields. Of the 27 areas, 18 are located offshore in the Campos (10), Santos (4) and Espírito Santo (4) basins; and 9 are located in the onshore coastal basins of Potiguar (4), Reconcavo (1) and Espírito Santo (3), and in the Paleozoic Solimões basin (1).
     In the Santos Basin, 3 areas operated exclusively by Petrobras were declared commercial and transformed into the oil and natural gas fields of Tambuatá, Pirapitanga and Carapiá. Another area was incorporated into the Mexilhão gas field ring-fence. We also hold a 40% working interests in 2 other areas declared commercial by Shell, as operator, in the northern Santos Basin.
     After the commerciality declarations, we consider the light oil and natural gas discovery made in the pre-salt section in the ultra-deep waters of the Santos Basin to be the most important news of the year. In order to reach the light oil and natural gas reservoirs, more than 2,000 meters of salt layers were drilled at a depth of more than 2,000 meters. This discovery is promising for the exploration of the pre-salt section in the deep and ultra-deep waters of the Santos Basin, as well as in the deep and ultra-deep waters of other basins in the Brazilian Margin.
     In the offshore Espírito Santo Basin, 2 new fields, the Carapó and Camarupim, were defined, and 2 other areas were incorporated to the ring-fences of the Golfinho and Canapu fields. Onshore, 3 new oilfields were defined: the Saira, Seriema and Tabuiaiá fields.
     The declarations of commercial feasibility in the Campos Basin include 10 new areas. Seven of them were classified as the new fields of Maromba, Carataí, Carapicu, Catuá, Caxaréu, Mangangá and Pirambú. Three other were incorporated to the existing ring-fences of the Marlim Leste, Viola and Baleia Azul fields. Another important discovery was made inside the limits of the ring-fence of the Roncador field, in deeper reservoirs than the reservoirs that generally produce such volumes.
     Five other declarations of commercial feasibility were made in the north-northeastern onshore basins. Four of them originated the new fields of Tangará (Reconcavo Basin) and Pintassilgo, Patativa and Jaçanã (Potiguar Basin). Another area was incorporated into the ring-fence of the Baixa do Juazeiro Field, and in the Paleozoic Solimões Basin (in the field of Araracanga) was declared commercial.
     We had a 48.7% success ratio for our exploration wells during 2006, with 39 wells out of 80 exploratory wells classified as discovery or producing wells.
Auctions of exploration rights
     Since 1999, ANP has conducted auctions of exploration rights, which are open to us and qualified companies. We have competed in the public auctions, acquiring a large number of exploration rights, as detailed in the table below. We have also relinquished a considerable number of the exploratory areas in which we were not interested or successful in exploring.

     The following chart summarizes our success in the exploration bidding rounds conducted by the ANP during the last three years:

	Exploration	Development	Production	Total
Event
Areas held (December 31, 2003)	54	35	234	323
Areas won on Bid, Round 6	36	0	0	36
Areas obtained through acquisitions (BT-REC-4, BT-POT-9, BT-ES-4, BM-C-14, BM-S-14 and BM-S-22)	6	0	0	6
Joint concession SMI to PJ (4)	0	0	(1)	(1)
New concession (January 15, 2004) (Baleia Franca)	0	1	0	1
New concession (January 15, 2004) (Golfinho)	0	1	0	1
New concession (January 15, 2004) (Mexilhão)	0	1	0	1
New concession (January 19, 2004) (Azulão)	0	1	0	1
New concession (January 19, 2004) (Japim)	0	1	0	1
New concession (August 30, 2004) (Piranema)	0	1	0	1
New concession (December 20, 2004) (Baleia Anã)	0	1	0	1
New concession (December 20, 2004) (Baleia Azul)	0	1	0	1
New concession (December 20, 2004) (Baleia Bicuda)	0	1	0	1
New concession (December 22, 2004) (Salema Branca)	0	1	0	1
Areas held (December 31, 2004)	96	45	233	374
Areas won on Bid, Round 7	39	0	0	39
Areas relinquished (until December 31, 2005) (BM-FZA-1)	(1)	0	0	(1)
New concession (February 1, 2005) (Jandaia)	0	1	0	1
New concession (April 4, 2005) (Anambé)	0	1	0	1
New concession (July 14, 2005) (Acauã)	0	1	0	1
New concession (November 24, 2005) (Inhambu)	0	1	0	1
New concession (December 27, 2005) (Papa-Terra)	0	1	0	1
New concession (December 29, 2005) (Uruguá)	0	1	0	1
New concession (December 29, 2005) (Tambaú)	0	1	0	1
New concession (December 29, 2005) (Canapú)	0	1	0	1
Areas redefined (January 17, 2005) (Rio Joanes)	0	(1)	1	0
Areas redefined (February 1, 2005) (Fazenda Sori)	0	(1)	1	0
Areas redefined (February 25, 2005) (Camaçari)	0	(1)	1	0
Areas redefined (March 3, 2005) (Jandaia)	0	(1)	1	0
Areas redefined (April 1, 2005) (Fazenda Matinha)	0	(1)	1	0
Areas redefined (April 12, 2005) (Quererá)	0	(1)	1	0
Areas redefined (June 18, 2005) (Rio da Serra)	0	(1)	1	0
Areas redefined (August 11, 2005) (Anambé)	0	(1)	1	0
Areas redefined (August 13, 2005) (Fazenda Santa Rosa)	0	(1)	1	0
Areas redefined (November 24, 2005) (Inhambu)	0	(1)	1	0
Joint concession BBI to CHT(5)	0	(1)	0	(1)
Joint concession NPE to DEN (6)	0	(1)	0	(1)
Total areas held (as of December 31, 2005)	134	41	243	418
Net area held in thousands of acres (as of December 31, 2005)	31,727	523	3,008	35,258
Areas won on Bid Round 8	21	0	0	21
Areas relinquished (until December 31, 2006)	(1)	0	(4)	(5)
New Concessions	0	25	0	25
Areas redefined	0	(8)	8	0
Total areas held (as of Dec. 31, 2006)	154	58	247	459
Net area held in thousands of acres (as of December 31, 2006)	29,716	1,192	2,888	33,796

(1)	COG – Córrego Grande, CCN – Córrego Cedro Grande

(2)	CDL – Cardeal, MP – Massapê

(3)	CR – Curió, FBL – Fazenda Belém

(4)	SMI – São Miguel, PJ – Pajeú

(5)	BBI – Baleia Bicuda, CHT – Cachalote

(6)	NPE – Norte de Pescada, DEN – Dentão Joint Ventures

     In Bid Round 8, held December 28, 2006, we acquired 21 new exploration concessions, 14 to be operated in partnership. As the public auction conducted by the ANP was interrupted by a court decision, the exploration contracts were not signed with the ANP, and consequently, the 14 exploration agreements with the partners have not yet been finalized.
     As of December 31, 2006, we had 154 exploration agreements and 305 production agreements. In 69 of the 154 exploration agreements, we are exclusively responsible for conducting the exploration activities. Our participation ranges from 20% to 85% in the 85 exploration agreements in partnership, and in 54 of them we are responsible for conducting the exploration activities. As of December 31, 2006, we had partnerships in exploration with 21 foreign and domestic companies.
Drilling Activities
     During 2006, we drilled a total of 411 wells, 331 development wells and 80 exploratory wells. Of those wells, 283 development wells and 50 exploratory wells were located onshore and 48 development wells and 30 exploratory wells were located offshore. These numbers refer to the wells we drilled in 2006, but such wells may not have been evaluated or reclassified in 2006.
     We plan to expand exploration and development activities in 2007 by:
•	drilling approximately 114 new exploratory and approximately 400 new development wells;

•	shooting and processing two-dimensional and three-dimensional seismic surveys; and

•	constructing onshore and offshore production and support facilities.
     The following table sets forth our fleet of drilling rig units. We will use these owned and leased rigs to support future exploration, production and development activities. Most of the offshore rigs are operated in the Campos Basin.
DRILLING UNITS

	2006		2005		2004
	Brazil	International	Brazil	International	Brazil	International
Land rigs for onshore exploration and development	19	22	22	19	19	28
Owned	13	0	13	0	13	0
Leased	6	22	9	19	6	28
Semi-submersible rigs	20	3	17	1	18	0
Owned	4	0	3	0	4	0
Leased	16	3	14	1	14	0
Drill ships	8	1	7	2	7	1
Owned	0	0	0	0	0	0
Leased	8	1	7	2	7	1
Jack-up rigs	6	1	7	1	6	0
Owned	5	0	6	0	6	0
Leased	1	1	1	1	0	0
Moduled rigs for offshore exploration and development	10	0	11	0	11	0
Owned	6	0	9	0	8	0
Leased	4	0	2	0	3	0
Total	63	27	64	23	61	29
Development Activities
     Development occurs after completion of exploration and appraisal, and prior to hydrocarbon production, and involves the installation of production facilities including platforms and pipelines. We have an active development program in existing fields and in the discovery and recovery of new reserve finds. Since the 1980s, we have concentrated development investments in the deepwater fields located in the Campos Basin, where most of our proved reserves are located. We develop fields in stages of production, which we refer to as modules. As of December 31, 2006, we had a total of 8,412 oil and gas producing wells in Brazil, of which 7,699 were onshore and 713 were offshore.
     The following table describes our main production development projects fields in the various basins and their production capacity :
Main Domestic Production Development Projects

	Unit	Production	Capacity	Water	Production	Injection
Field	Type	Unit	(bpd)	Depth (m)	Wells	Wells	Start Up (year)	Observation
Albacora Leste (1)	FPSO	P-50	180,000	1,230	17	14	2,006
Golfinho — Module 1	FPSO	Capixaba	100,000	1,300	5	3	2,006	Chartered from SBM
Jubarte — Phase I	FPSO	P-34	60,000	1,350	4	—	2,006
Espadarte — Module 2	FPSO	Cidade do Rio de Janeiro	100,000	1,350	5	4	2,007	Chartered from Modec
Golfinho — Module 2	FPSO	Cidade de Vitória	100,000	1,360	5	3	2,007	Chartered from Saipen
Piranema	SS	P-300	30,000	1,090	3	3	2,007	Chartered from Sevan Marine
Roncador — Phase II	SS	P-52	180,000	1,800	18	11	2,007
Roncador — Module 2	FPSO	P-54	180,000	1,400	11	6	2,007
Jabuti	FPSO	Cidade de Niterói	100,000	1,400	8	0	2,008	Chartered from Modec
Marlim Sul — Module 2	SS	P-51	180,000	1,255	10	9	2,008
Frade (2)	FPSO	n/a	100,000	900	12	7	2,009
Marlim Leste	FPU	P-53	180,000	1,090	14	7	2,009
Jubarte — Phase II	FPSO	P-57	180,000	1,300	15	7	n/a
Parque das Conchas (3)	n/a	n/a	100,000	1,600	n/a	n/a	2,011
Roncador — Module 3	SS	P-55	180,000	1,795	11	7	n/a

(1)	Petrobras (operator) 90%, YPF 10%.

(2)	Petrobras 30%, Chevron (operator) 51.74%, Frade Japão 18.26%.

(3)	Petrobras 35%, Shell (operator) 50%, ONGC 15%.
Abbreviations:
SS = Semisubmersible
FPSO = Floating, Production, Storage and Offloading
FPU = Floating and Production Unit
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
     The following table sets forth average daily crude oil and natural gas production, average sales price and average lifting costs for each of 2006, 2005 and 2004:

	For the Year Ended December 31,
	2006	2005	2004
Crude Oil and NGL Production (in Mbpd)
Brazil (1)
Offshore
Campos Basin	1,468	1,405	1,204
Other	78	36	38

Total offshore	1,546	1,441	1,242
Onshore	232	243	251

Total Brazil	1,778	1,684	1,493
International	130	163	168

Non-consolidated international production (2)	12	—	—

Total crude oil and NGL production	1,920	1,847	1,661

Crude Oil and NGL Average Sales Price (U.S. dollars per Bbl)
Brazil	$54.71	$45.42	$33.49
International	44.02	34.91	26.51
Natural Gas Production (in Mmcfpd)
Brazil (3)
Offshore
Campos Basin	759	752	645
Other	257	172	184

Total offshore	1,016	924	829
Onshore	644	719	762

Total Brazil	1,660	1,643	1,590

International	595	575	564

Non-consolidated international production (2)	12	—	—

Total natural gas production	2,267	2,218	2,154

Natural Gas Average Sales Price (U.S. dollars per Mcf)
Brazil (4)	$2.61	$2.17	$1.93
International (5)	2.16	1.64	1.17
Aggregate Average Lifting Costs (oil and natural gas) (U.S. dollars per boe)
Brazil
With government take	$17.64	$14.73	$10.72
Without government take	6.59	5.73	4.28
International	3.36	2.90	2.60

(1)	Brazilian figures include production from shale oil reserves and natural gas liquids, which are not included in our proved reserves figures.

(2)	Equity method companies in Venezuela.

(3)	Brazilian figures include reinjected gas volumes, which are not included in our proved reserves figures.

(4)	Excludes (1) exploration and production overhead; (2) costs related to intra-company transfers of oil products to our exploration and production division; (3) costs of sales of oil products produced in natural plants overseen by our exploration and production department; and (4) price of oil and gas bought from partners in certain joint ventures.

(5)	Excludes (1) royalties; (2) special government participation; and (3) rental of areas.
     Average Brazilian production of crude oil and NGL for 2006 increased 5.6% relative to 2005, reaching 1,778 Mbpd, principally as a result of the start-up of the P-50 platform in April 2006, the FPSO-Capixaba in May 2006 and the P-34 platform in December 2006.

Reserves
     Our estimated worldwide proved reserves of crude oil and natural gas as of December 31, 2006 totaled 11.46 billion barrels of oil equivalent, including:
•	9.48 billion barrels of crude oil and NGLs; and

•	11,843.4 billion cubic feet of natural gas.
     We calculate reserves based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of this data. Therefore, the estimates are made using the most reliable data at the time of the estimate, in accordance with the best practices in the oil and gas industry.
     DeGolyer and MacNaughton, or D&M, reviewed and certified 92% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2006. The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X of the SEC.
     As of December 31, 2006, our domestic proved developed crude oil reserves represented 44% of our total domestic proved developed and undeveloped crude oil reserves. Our domestic proved developed natural gas reserves represented 44% of our total domestic proved developed and undeveloped natural gas reserves. Total domestic proved crude oil reserves increased at an average annual growth rate of 3.3% in the last five years. Natural gas proved reserves increased at an average annual growth rate of 6.5% over the same period.
     The following table sets forth our estimated net proved developed and undeveloped reserves and net proved developed reserves of crude oil and natural gas by region as of December 31, 2006, 2005 and 2004:
WORLDWIDE ESTIMATED NET PROVED RESERVES

							Combined
		Brazil			International		Global
		Natural		Crude	Natural		Proved
	Crude Oil	Gas(1)	Combined(2)	Oil	Gas(1)	Combined(2)	Reserves
	(MMbbl)	(Bcf)	(Mmboe)	(MMbbl)	(Bcf)	(Mmboe)	(Mmboe)
Net Proved Developed and Undeveloped Reserves:

Reserves as of December 31, 2004	9,243.4	7,954.3	10,569.1	702.0	3,292.8	1,250.9	11,820.0
Revisions of previous estimates	123.0	842.4	263.4	0.5	(32.6)	(4.97)	258.4
Extensions, discoveries and improved recovery	252.0	996.9	418.2	38.4	38.8	44.9	463.1
Production for the year	(584.5)	(529.8)	(672.8)	(58.8)	(210.9)	(93.9)	(766.7)
Reserves as of December 31, 2005	9,033.9	9,263.8	10,577.8	682.1	3,088.1	1,196.8	11,774.6
Revisions of previous estimates	463.4	322.1	517.2	(15.2)	(459.1)	(91.7)	425.5
Extensions, discoveries and improved recovery	119.7	328.2	174.4	28.1	75.1	40.6	215.0
Sales of reserves in place	—	—	—	(4.5)	0.0	(4.5)	(4.5)
Purchase of reserves in place	0.9	45.8	8.5	8.9	16.0	11.6	20.1
Production for the year	(616.0)	(532.9)	(704.8)	(42.6)	(209.8)	(77.6)	(782.3)
Interest Loss in Venezuela (3)	—	—	—	(174.8)	(93.9)	(190.5)	(190.5)
Transfer to Unconsolidated Companies	—	—	—	(65.7)	(77.3)	(78.6)	(78.6)
Reserves as of December 31, 2006	9,001.9	9,427.0	10,573.1	416.3	2,339.1	806.2	11,379.3

Net Proved Developed Reserves:
As of December 31, 2004	4,129.8	4,427.6	4,867.7	383.1	2,495.2	799.0	5,666.7
As of December 31, 2005	4,071.7	4,088.8	4,753.2	365.9	2,333.7	754.9	5,508.1
As of December 31, 2006	3,987.7	4,115.4	4,673.6	232.9	1,758.0	525.9	5,199.5

Proved Reserves in Unconsolidated Companies	—	—	—	65.7	77.3	78.6	78.6

Total Proved Reserves as of December 31, 2006 (4)	9,001.9	9,427.0	10,573.1	482.0	2,416.4	884.8	11,457.9

(1)	Natural gas liquids are extracted and recovered at natural gas processing plants downstream from the field. The volumes presented for natural gas reserves are prior to the extraction of natural gas liquids.

(2)	See “Conversion Table” for the ratios used to convert cubic feet of natural gas to barrels of crude oil equivalent. Production of shale oil and associated reserves are not included.

(3)	Changes due to contractual changes (Joint Ventures to Unconsolidated Companies).

(4)	Total Proved Reserves as of December 31, 2006 equals Reserves as of December 31, 2006 plus Proved Reserves in Unconsolidated Companies.
     The following tables set forth our crude oil and natural gas proved reserves by region, as of December 31, 2006, 2005 and 2004:
CRUDE OIL NET PROVED RESERVES BY REGION

	As of December 31,
	2006		2005		2004
			Proved		Proved
	Proved		Developed		Developed
	Developed and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(MMbbl)
Brazil
Offshore
Campos Basin	7,855.4	3,305.4	7,886.0	3,395.9	8,130.4	3,422.7
Other	373.7	131.8	388.3	101.3	335.4	106.1

Total offshore	8,229.1	3,437.2	8,274.3	3,497.2	8,465.8	3,528.8

Onshore	772.8	550.5	759.6	574.5	777.6	601.0

Total Brazil	9,001.9	3,987.7	9,033.9	4,071.7	9,243.4	4,129.8

International
Other South America(1)	408.2	252.2	625.8	350.8	678.4	367.0
West Coast of Africa	42.0	7.4	42.6	8.6	11.8	11.8
Gulf of Mexico	31.8	10.0	13.7	6.5	11.8	4.3
Total international	482.0	269.6	682.1	365.9	702.0	383.1

Total	9,483.9	4,257.3	9,716.0	4,437.6	9,945.4	4,512.9

(1)	Includes Argentina, Bolivia Colombia, Ecuador, Peru and proportional reserves related to unconsolidated companies in Venezuela.
NATURAL GAS NET PROVED RESERVES BY REGION:

	As of December 31,
	2006		2005		2004
			Proved		Proved
	Proved		Developed		Developed
	Developed and	Proved	and	Proved	and	Proved
	Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
	(Bcf)
Brazil
Offshore
Campos Basin	4,043.1	1,748.0	3,836.5	1,772.3	4,039.3	1,820.4
Other	2,985.7	918.5	2,912.1	720.9	1,337.5	854.0

Total offshore	7,028.8	2,666.5	6,748.6	2,493.2	5,376.8	2,674.4

Onshore	2,398.2	1,448.9	2,515.2	1,595.6	2,577.5	1,753.2

Total Brazil	9,427.0	4,115.4	9,263.8	4,088.8	7,954.3	4,427.6

International
Other South America(1)	2,241.7	1,688.9	2,951.7	2,270.2	3,162.2	2,456.2
Gulf of Mexico	174.7	112.2	136.5	63.5	130.6	39.0
Total international	2,416.4	1,801.1	3,088.1	2,333.7	3,292.8	2,495.2

Total	11,843.4	5,916.5	12,351.9	6,422.5	11,247.1	6,922.8

(1)	Includes Argentina, Bolivia, Colombia, Peru and proportional reserves related to unconsolidated companies in Venezuela.

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
     We own and operate 11 refineries in Brazil, with total processing capacity of 1,986 million barrels per day. With the acquisition of the Ipiranga Group, one-third of the Ipiranga Refinery became part of the Petrobras assets. After this acquisition, only one independent refinery in Brazil remains. This refinery has an aggregate installed capacity of approximately 0.03 million barrels per day. Our domestic refining capacity constitutes 98.4% of the Brazilian refining capacity. We built nine of our 11 refineries prior to 1972, and we completed the last refinery (Henrique Lage) in 1980. At that time, we were only producing 200 Mbpd of crude oil in Brazil. Our refineries were built to process light imported crude oil. Subsequent to their completion, we discovered large reserves of heavier crude oil in Brazil. As a result, we are continually upgrading and improving our refineries to process large quantities of heavy crude oil.
     We approved initial studies for construction of a new refinery in the Northeast of Brazil. With an estimated investment of U.S.$2.88 billion in the industrial complex of Porto de Suape, in the state of Pernambuco. The refinery will have the capacity to process 200 Mbpd of heavy oil with the start of operations planned for 2011.
     We process as much of our domestically produced crude oil as possible through our refineries, and supply the remaining demand within Brazil by importing crude oil (which we also process in our refineries) and oil products. As our own domestic production increases and refinery upgrades enable us to process more throughput efficiently in the next few years, we expect to import proportionately less crude oil and oil products. Until January of 2002, we were the sole supplier of oil products to the Brazilian market. Now that we are no longer the sole supplier of oil products to the Brazilian market, we intend to reevaluate our import strategy and may reduce imports to the extent such reductions improve our profitability. We also export crude oil and oil products, to the extent that our production of oil products exceeds Brazilian demand or our refineries are unable to process the growing domestic crude oil production.
     We transport oil products and crude oil to domestic wholesale and export markets through a coordinated network of marketing centers, storage facilities, pipelines and shipping vessels. As the single supplier for almost fifty years of a country that ranks as the 12th largest oil-consuming nation in the world, according to the June 2006 issue of Statistical Review of the World, we have developed a large and complex infrastructure. Our refineries are generally located near Brazil’s population and industrial centers and near our production areas, which creates logistical efficiencies in our operations.
     In accordance with the requirements of the Oil Law, we have placed our shipping assets into a separate subsidiary, Petrobras Transporte S.A., or Transpetro. This subsidiary leases storage and pipeline facilities and provides open access to these assets to all market participants. Our petrochemicals business is now also included in the refining, transportation and marketing segment.
     Our main strategies in refining and transportation are to:
•	focus on clients and develop our portfolio of goods and services based on their needs;

•	expand our processing, transportation and commercialization activities, using bio-energy sources and raw material produced by us;

•	diversify our business portfolio, focusing on synergies among assets;

•	expand activities in the petrochemical and fertilizer industries, by seeking strategic partnerships and promoting synergies with our other operations;

•	improve efficiency in all stages of logistic processes by using a variety of transportation systems and focusing on operational excellence, safety standards and high quality services; and

•	apply state of the art technology in oil processing to promote energy and environmental efficiency.
     Our refining, transportation and marketing results are reflected in the “Supply” segment in our audited consolidated financial statements.
Refining
     At December 31, 2006, we had total installed refining capacity in Brazil of 1.986 million barrels per day, which, according to Petroleum Intelligence Weekly, made us the 8th largest refiner of oil products in the world among publicly traded companies in 2006. In Brazil, we processed an average of 1.746 million barrels of crude oil per day in 2006, which represents a utilization rate of 88% for the year, calculated over total distillation capacity. This compares with an 85% average utilization rate in 2005 and an 86% average utilization rate in 2004.
     Approximately 80% of the crude oil feedstock for our refinery operations in Brazil was supplied by domestic production, as compared to 80% in 2005 and 76% in 2004. We expect an increasing percentage of the crude oil feedstock to be supplied by our relatively lower cost domestic production, as our overall domestic production increases. Because our domestic refining capacity constitutes 98.4% of the Brazilian refining capacity, we supply almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to satisfying our internal consumption requirements with respect to wholesale marketing operations and petrochemical feedstock.
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
Refinery Production and Capacity
     In Brazil in 2006, we produced a total of 644 million barrels of oil products, or on daily basis 1,764 million barrels per day. Approximately 80% of this crude oil came from Brazilian production. Our average refining costs (consisting of variable costs and excluding depreciation and amortization) in Brazil were U.S.$2.29 per barrel in 2006, U.S.$1.90 per barrel in 2005 and U.S.$1.38 per barrel in 2004. According to our strategic plan, because of the heavier crude characteristic of many Brazilian fields, we have also invested in hydro-treatment facilities to reduce impurities in our refinery’s oil products and to facilitate the conversion of heavy crude oil into lighter products. As a result, our refining costs have been increasing because the throughput has remained stable. The majority of our heavy crude conversion capacity is located in our refineries: Landulpho Alves, Duque de Caxias, Paulínia, Presidente Bernardes, Gabriel Passos and Henrique Lage. The following table describes the installed capacity, refining throughput and utilization factor of our refineries for each of 2006, 2005 and 2004:

REFINING STATISTICS

		2006			2005			2004
	Capacity	Throughput(1)	Utilization(2)	Capacity	Throughput(1)	Utilization(2)	Capacity	Throughput(1)	Utilization(2)
Refineries	(Mbpd)	(Mbpd)	(%)	(Mbpd)	(Mbpd)	(%)	(Mbpd)	(Mbpd)	(%)
Paulínia	365	341	93	365	320	88	365	351	96
Landulpho Alves (8)	323	261	81	332	249	75	323	237	73
Duque de Caxias (8)	242	254	105	275	242	88	242	230	95
Henrique Lage	251	211	84	251	241	96	251	236	94
Alberto Pasqualini(3)	189	114	60	189	116	61	189	103	54
Pres. Getúlio Vargas(4)	189	183	97	189	186	98	189	165	87
Pres. Bernardes	170	163	96	170	157	92	170	154	91
Gabriel Passos	151	136	90	151	131	87	151	132	87
Manaus	46	36	78	46	44	96	46	45	98
Capuava	53	40	76	53	35	66	53	46	87
Fortaleza	7	7	100	6	5	83	6	5	83
Total Brazilian (8)	1,986	1746	88	2,027	1,726	85	1,985	1,704	86

Pasadena (9)	100	91	91
Gualberto Villarroel(5)	40	24	60	40	25	63	40	22	55
Ricardo Eliçabe(6)	31	30	97	31	26	84	31	30	98
Guillermo Elder Bell(5)	20	16	80	20	16	80	20	16	80
San Lorenzo (6)	50	33	66	38	37	97	38	33	89
Del Norte (7)	26	17	65	—	—	—	—	—	—
Total International	241	194	81	129	104	81	129	101	78

Total	2,227	1,940	87	2,156	1,830	85	2,114	1,805	85

(1)	Throughput does not include slop or any reprocessed feedstock.

(2)	Utilization was calculated based on crude oil and NGL only.

(3)	We own 70% of this refinery.

(4)	Because of improvements to the crude plant of this refinery, its output can now slightly exceed the nameplate capacity originally registered with and acknowledged by the National Petroleum Agency in Brazil in 2003.

(5)	Located in Bolivia.

(6)	Located in Argentina.

(7)	Located in Argentina. Del Norte statistics are not included since we own just 28.5% of that refinery.

(8)	Includes NGL Capacity (Mbpd): Landulpho Alves = 9, Duque de Caxias = 33 in 2005.

(9)	Located in the United States. We acquired 50% of this refinery in September 2006 and we started operations in October 2006. We are not including the full year’s information, rather the last three months’ figures only in calculating the average.
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
     Brazil’s demand for oil products has been relatively constant for the last three years, but we continue to increase our refinery throughput, thereby reducing the amount of products we must import to satisfy demand. We have also increased our exports of refined products. The following table sets forth our domestic production volume for our principal oil products for each of 2006, 2005 and 2004:

DOMESTIC PRODUCTION VOLUME OF OIL PRODUCTS

	2006	%	2005	%	2004	%
	(Mbpd)		(Mbpd)		(Mbpd)
Product
Diesel	665.8	37.8	660.1	38.0	657.0	38.7
Gasoline	345.3	19.5	324.5	18.7	292.8	17.3
Fuel oil	259.0	14.7	257.8	14.9	279.9	16.5
Naphtha and jet fuel	212.1	12.0	218.5	12.6	220.2	13.0
Other	281.4	16.0	274.3	15.8	245.7	14.5

Total	1,763.6	100.0	1,735.2	100.0	1,695.6	100.0

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
Major Refinery Projects
     Included in our Strategic Plan are a number of upgrades to key refineries. Our major investments are generally (1) coker to further break down heavy oil into middle distillates or (2) hydro-treatment units that reduce sulfur to produce products that meet international standards. We believe our hydro-treatment units will make it possible to offer diesel fuel containing a maximum sulfur content of 0.05% (starting in 2009), thus meeting stricter environmental standards being implemented under Brazilian law. The principal refineries and planned investments (2007 – 2011) are as follows:

Refinery	Objective
Alberto Pasqualini (REFAP)	Units to upgrade gasoline and diesel quality.

Presidente Getúlio Vargas Refinery (REPAR)	Expansion and metallurgic adaptation of existing distillation unit to increase heavy oil processing, installation of a coker, expansion of existing refinery unit and units to upgrade the quality of diesel and gasoline, and creation of a propylene unit.

Henrique Lage (REVAP)	Metallurgic adaptation of existing distillation unit to increase heavy oil processing, installation of a coker and units to upgrade the quality of diesel and gasoline, and creation of a propylene unit.

Paulínia Refinery (REPLAN)	Expansion and metallurgic adaptation of existing distillation unit to increase heavy oil processing, installation of other coker, and units to upgrade the quality of diesel and gasoline, and creation of a propylene unit.

Landulpho Alves (RLAM)	Expansion and metallurgic adaptation of existing distillation unit to increase heavy oil processing, expansion of existing refinery unit, installation of a coker, and units to upgrade the quality of diesel and gasoline.

Duque de Caxias Refinery (REDUC)	Metallurgic adaptation of existing distillation unit to increase heavy oil processing, expansion of existing refinery unit, installation of a lube oil unit, installation of a coker and units to upgrade the quality of diesel and gasoline.

Gabriel Passos Refinery (REGAP)	Metallurgic adaptation of existing distillation unit to increase heavy oil processing, installation of a coker, unit to upgrade the quality of diesel and gasoline, and creation of a propylene unit.

Presidente Bernardes Refinery (RPBC)	Expansion and metallurgic adaptation of existing distillation unit to increase heavy oil processing, installation of a coker, and units to upgrade the quality of diesel and gasoline.

Capuava Refinery (RECAP)	Units to upgrade the quality of diesel and gasoline.

Isaac Sabbá Refinery (REMAN)	Mild thermal cracking unit and units to upgrade the quality of diesel and gasoline.

Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR)	Units to improve the lube oil production.
In addition to the refineries mentioned above, our 2007-2011 Business Plan envisions investments in the New Abreu Lima refinery, to be installed in Pernambuco, and which is expected to begin operations in 2011.
Imports
     During 2006 we continued to import crude oil and oil products because domestic production was not adequate to satisfy Brazilian demand for certain products. In addition, because the bulk of our domestic reserves consist of heavy crude oil, we need to import lighter crude oils to create an adequate mix of oils to satisfy Brazilian demand and to permit refining by our refineries.

     Imported crude oil is transferred into our refineries for storage and processing, with a small percentage being sold to the other two Brazilian refiners, including the recently purchased Ipiranga refinery. Imported oil products are sold to the retail market in Brazil through distributors, including our subsidiary BR.
     The average daily volume of our imports of crude oil has increased to 370 Mbpd in 2006, as compared to 352 Mbpd in 2005, because of the increase in the demand in the Brazilian market.
     The following table sets forth the percentage of crude oil that we imported during each of 2006, 2005 and 2004 by region.
IMPORTS OF CRUDE OIL BY REGION

	2006	2005	2004
	Volume (%)
Region
Africa	70.6%	67.5%	73.4%
Middle East	27.9	29.4	24.2
Central and South America/Caribbean	1.5	3.1	2.4
Oceania	0.0	0.0	0.0
Europe	0.0	0.0	0.0

Total	100.0%	100.0%	100.0%
     In 2006, our total costs of imports of crude oil from all these regions was U.S.$7,007 million, as compared to U.S.$6,035 million in 2005 and U.S.$5,191 million in 2004.
     Imports of oil products increased to 118 Mbpd in 2006, as compared to 94 Mbpd in 2005 and 110 Mbpd in 2004 primarily as a result of the increase in domestic consumption. For distillates, the increase in the imported amounts is a result of the increase in the demand from the Brazilian market. For naphtha, the decrease is a result of the increase in the imports by petrochemical companies. The following table sets forth the volume of oil products imported during each of 2006, 2005 and 2004:
IMPORTS OF OIL PRODUCTS

	2006	2005	2004
	Volume (Mbbl)
Oil Product
LPG	9,936	6,268	11,537
Distillates(1)	20,287	16,740	16,879
Naphtha	7,329	8,243	7,231
Others(2)	5,550	3,523	4,487

Total	43,102	34,774	40,134

(1)	Includes gasoline, diesel fuel and some intermediate fractions.

(2)	Includes Algerian NGLs, fuel oil, Ethanol, Methanol and others.
     In 2006, total costs of oil product imports, measured on a cost-insurance-and-freight basis, was U.S.$3,692 million, as compared to U.S.$2,108 million in 2005 and U.S.$1,721 million in 2004. For a discussion of import purchase volumes and prices, see Item 5. “Operating and Financial Review and Prospects—Sales Volumes and Prices—Import Purchase Volumes and Prices.”
     Exports
     We also export that portion of oil products processed by our refineries that exceed Brazilian demand. In addition, we export domestic crude oil that we are unable to process efficiently in our refineries because of limited conversion capacity. Our total exports increased to 214 MMbbl in 2006 from 193 MMbbl in 2005 as a result of the increase in production of domestic crude oils and the adjustment in the local demand for quality products. The following table sets forth the volumes of oil products we exported during each of 2006, 2005 and 2004:
EXPORTS OF OIL AND OIL PRODUCTS(1)

	2006	2005	2004
	(Mbbl)
Crude Oil	122,279	96,155	66,319
Fuel Oil (including bunker fuel)	61,351	63,896	107,104
Gasoline	16,018	17,240	11,510
Other (2)	12,562	9,716	1,288

Total	212,210	187,007	186,221

(1)	The figure includes sales made by PifCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.

(2)	Not including fertilizers.
     The total value of our crude oil and oil products exports, measured on a free-on-board basis, was U.S$11,989 million in 2006, U.S.$8,938 million in 2005 and U.S.$5,923 million in 2004.
Transportation
     The Oil Law requires that a separate company operate and manage the transportation network for crude oil, oil products and natural gas in Brazil, so we created a wholly-owned subsidiary, Petrobras Transporte S.A.—Transpetro, in 1998 to build and manage our vessels, pipelines and maritime terminals and handle various other transportation activities. In May 2000, Transpetro also took over the operation of our transportation network and storage terminals to comply with legal requirements. As of October 1, 2001, with the approval from the ANP, these pipelines and terminals were leased to Transpetro, which started to offer its transportation services to us and to third parties. As the owner of the facilities leased to Transpetro, we retain the right of preference for its use, based on the historical level of transportation assessed for each pipeline, formally assigned by the ANP. The excess capacity is made available to third parties on a non-discriminatory basis and under equal terms and conditions.
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
Pipelines and Terminals
     We own, operate and maintain an extensive network of crude oil, oil products and natural gas pipelines connecting our terminals to refineries and other points of primary distribution throughout Brazil. On December 31, 2006, our onshore and offshore crude oil and oil products pipelines extended 6,280 miles or 10,104 kilometers in length, our natural gas pipelines aggregated approximately 6,073 miles or 9,771 kilometers in length, including the Brazilian side (1,612 miles or 2,593 kilometers) of the Bolivia-Brazil pipeline, and our flexible pipelines totaled 2,032 miles or 3,269 kilometers in length.

NATURAL GAS PIPELINES IN BRAZIL

CRUDE OIL AND OIL PRODUCTS PIPELINES IN BRAZIL
     An important project for the offshore loading of crude oil in the Campos Basin is the Plano Diretor de Escoamento e Tratamento - PDET (Director’s Plan for Draining and Treatment), which consists of a fixed platform (PRA-1) connected to five offshore production platforms through pipelines that will transfer the crude oil of these platforms to a floating, storage and offloading platform (FSO) and two monobuoys, which will in turn facilitate the transfer of the crude oil to shuttle tankers or the export of the crude oil to other countries. The shuttle tankers will transport the oil to the Southeast terminals where it will be pumped to existing onshore pipelines connected to refineries in Rio de Janeiro, Minas Gerais and São Paulo. The PDET project will cost approximately U.S.$1.270 billion and is expected to start its operation in the second half of 2007. This project will permit an increase in the flow of oil produced in the Campos Basin by up to 630 Mbpd. The PRA-1 platform was installed offshore in January 2007 and preparations are being made to connect the platform to the sub-sea pipelines.
     Transpetro also operates 44 storage terminals—24 marine terminals and other 20 tankfarms—with a nominal aggregate storage capacity of 65.0 million barrels of oil equivalent. At December 31, 2006, tank capacity at these terminals consisted of 35.2 million barrels of crude oil, 27.3 million barrels of oil products and fuel alcohol and 2.5 million barrels of LPG. Transpetro’s marine terminals operate an average of 5,000 vessels per year.
     Transpetro is currently evaluating alternatives to improve the efficiency of its transportation system, including improvements to the monitoring and control of the pipeline network through the gradual implementation of a supervisory control and data acquisition system, which, when completed, will monitor the pipelines and storage facilities located throughout the country.
     Transpetro implemented the first phase of the project and inaugurated a centralized control and operating center in June 2002, in its headquarters in Rio de Janeiro. Currently, there are a national back-up master station and two regional master stations connected through satellite communication. Tank-farms and pump stations are equipped with mini stations connected to the regional master stations. In addition, Transpetro has been investing in the development of a pipeline integrity program (Programa de Integridade de Dutos) to ensure the integrity and safety of its pipeline operations.

Shipping
     On December 31, 2006, our fleet consisted of the following 53 vessels (46 owned and 7 bareboat chartered), 32 of which are single hulled and 21 of which are double hulled:
OWNED/BAREBOAT CHARTERED VESSELS

	Number	Capacity
		(deadweight tonnage in
		thousands)
Type of Vessel
Tankers	45	2,592.3
Liquefied petroleum gas tankers	6	40.2
AHTS Anchor Handling Tug Supply	1	2.2
FSO Floating, Storage and Offloading	1	28.9

Total	53	2,663.6

     These vessels are currently operated by Transpetro and their activities are mainly concentrated in the Brazilian coastline, South America (Venezuela and Argentina), Mediterranean Sea, Caribbean Sea, Gulf of Mexico, West Africa and the Persian Gulf. The single-hulled ships only operate in areas where environmental legislation permits, including Brazil, Venezuela, Argentina and the West Coast of Africa. The double-hulled ships operate in other international locations in accordance with applicable laws. Our shipping operations support the transportation of crude oil from offshore production systems, our import and export of crude oil and oil products and our coastal trade. In 2006, Transpetro increased shuttle operations in the Campos basin by a chartered bareboat vessel, double-hulled, dynamic-positioned vessel with 1 million barrels capacity. In 2007, two more vessels of the same type and same trade will be incorporated. Our Business Plan calls for investments of U.S.$2.8 billion to renew our fleet, by adding 42 vessels by 2011. The table below sets forth the types of products and quantities of such products we transported during each of the years indicated.
PRODUCTS AND QUANTITIES TRANSPORTED

	2006	2005	2004
	(millions of tons)
Product
Crude oil	106.85	92.38	88.4
Oil Products	39.76	40.42	34.0
Fuel Alcohol	0.08	0.04	—

Total	146.69	132.84	122.4

Percentage transported by our owned/bareboat chartered fleet	40.3%	43%	45.1%
Coastal transport as a percentage of total tonnage	65%	67%	61.1%
     The average monthly-chartered tonnage in 2006 amounted to 8.6 million deadweight tons, as compared to 5.9 million deadweight tons in 2005 and 4.6 million deadweight tons in 2004. The chartered tonnage is continuously adjusted to our needs for overall market supply cost reduction. Our aggregate annual cost for vessel charters was U.S.$1,348.28 million in 2006, U.S.$972.01 million in 2005 and U.S.$701 million in 2004.
Petrochemicals
     We conduct our petrochemical activities, with the exception of naphtha sales, through our subsidiary, Petrobras Química S.A., or Petroquisa. Petroquisa is a holding company with interests in nine operational petrochemical companies involved in the production and sale of basic and final petrochemical products and utilities. On December 31, 2006, our ownership percentage of the total capital of these investments ranged from 8.27% to 85.04% and our ownership percentage of the voting capital of these investments ranged from 9.81% to 70.45%. The total book value of these investments was U.S.$924 million on December 31, 2006. Most of such interests are minority voting interests. Our shareholders’ equity in these companies increased by U.S.$12 million between December 31, 2005 and December 31, 2006.
     Shareholders at the Extraordinary General Meeting held on June 1, 2006 approved the incorporation of shares in Petroquisa by us, pursuant to the re-ratification of the Protocol of Merger and Incorporation of the share incorporation transaction executed by the two companies. Our Board of Directors approved the issuance of 886,670 of our preferred shares in connection with the incorporation of shares of Petroquisa by us. We held 99.99% of Petroquisa’s shares prior to such incorporation.
     To implement the transaction, the exchange ratio for the shares to be used was based on the net equity value of both companies at the base date of December 31, 2005, when 4.496 preferred shares issued by us were attributed to each batch of 1,000 common or preferred shares issued by Petroquisa. As a result, the minority shareholders of Petroquisa became our shareholders.
     None of our shareholders had stated their intention to exercise the right withdraw by the legal deadline of July 7, 2006. Five of Petroquisa’s shareholders, with a total interest of 1,015,910 shares, exercised the right to withdraw by the established deadline (July 5, 2006) and were reimbursed at the rate of R$153.47 (U.S.$71) per batch of 1,000 shares, using funds provided by Petroquisa, on July 10, 2006. Petrobras then acquired the shares for the same price, thereby transferring ownership.
     The basic supply feedstock used in Brazil’s petrochemical industry is naphtha. Until 2001, we were the sole supplier of naphtha to Brazil’s petrochemical industry. Following regulatory change in 2002, the petrochemical industry began importing naphtha and condensates directly. In 2006, the industry imported approximately 30% of its naphtha needs, and we supplied the remainder from our refining operations.
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
     On March 31, 2006, the construction of Rio Polímeros S.A (Gas Chemical Complex), located next to our Duque de Caxias Refinery (REDUC) was finalized and the plant became operational, after the conclusion of the pre-operational phase. The complex has a nominal plant capacity of 540,000 tons per year of polyethylene and 79,000 tons per year of propylene produced from ethane and propane extracted from natural gas originated in the Campos Basin. Petroquisa holds a 16.7% interest of the voting and preferred capital in Rio Polímeros. In addition to Petroquisa, the three other investors are BNDESPAR and two leading private Brazilian petrochemical companies, Suzano and Unipar.
     Our strategy in the petrochemicals field is to selectively expand our presence in the petrochemicals market. According to our 2007-2011 Business Plan, we will invest approximately U.S.$3.2 billion in capital expenditures in our Brazilian petrochemicals operations. This investment will be aimed at increasing the production of several basic and intermediate petrochemicals, such as ethylene, propylene, benzene, para-xylene, acrylic acid, purified terephthalic acid (PTA) and styrenes, as well as plastic resins, including polyethylene, polypropylene, PET and styrene. These projects will be carried out with other partners.
     In addition, our petrochemicals project portfolio includes the construction of a petrochemical complex named COMPERJ. This complex would integrate refinery units and petrochemical facilities to produce petrochemical raw materials such as ethylene, propylene, aromatics and its petrochemical derivatives, such as polyethylene and polypropylene, in order to supply the growing demand for such products in the Brazilian market. We are currently developing the basic project for this petrochemicals complex.
     The plant, with an expected capacity to process 150 Mbpd of heavy oil, will produce, in addition to several petrochemicals, some quantities of coke, diesel oil and naphtha. The conversion of heavy oil in petrochemicals is possible due to our innovative proprietary technology, named Petrochemical FCC, developed by us in our R&D Center. The total estimated investment in this plant is U.S.$8.3 billion. The COMPERJ is expected to begin operations in 2012.
     On September 16, 2005, Petroquisa and Braskem incorporated Petroquímica Paulínia S.A.—PPSA, a joint venture between the two companies, contributing 40% and 60% of the entity’s capital, respectively. PPSA’s purpose is to implement a polypropylene unit in Paulínia-SP and to use polymer-grade propylene supplied by us as raw material for its operations, with capacity of 300 thousand tons per year and a global investment estimated at U.S.$328 million. The commercial operations are projected to begin in the second quarter of 2008. To date, Petroquisa has invested R$52 million in this project.
     On November 28, 2005, Petroquisa, Mossi & Ghisolfi and Citene signed a Memorandum of Understanding in which Mossi & Ghisolfi and Citene agreed to conduct a feasibility study relating to the development of a Purified Terephthalic Acid Plant in Pernambuco. The study showed favorable results. In March of 2006, Petroquisa and Citene signed a new memorandum regarding the creation of a company to implement the project and Mossi & Ghisolfi withdrew from the project. Companhia Petroquímica of Pernambuco-PETROQUÍMICASUAPE will manage the project. The plant will have a production capacity of 640 thousand tons per year. We are projecting that an investment of U.S.$542 million through 2009 will be required for this project, an estimate of the start-up costs of the plant through 2009.
Fertilizers
     We continued to modernize our fertilizer production plants and develop new projects to increase nitrogenate production and expand operations in this segment. In 2006, sales of ammonia and urea generated a gross revenue of U.S.$350 million, a 6% increase as compared to 2005.
     In 2006, we invested a total of R$92 million in our two fertilizer factories in Bahia and Sergipe to improve their operational reliability, logistics, product quality and Health, Safety and Environment (HSE). The construction of a new warehouse in Sergipe with a capacity of 30 thousand tons of urea nearly doubled the unit’s storage capacity and greatly increased its logistical flexibility.
     The factories in Bahia and Sergipe sold 213 thousand tons of ammonia in the domestic market in 2006, their fifth consecutive year of continuous growth. We also continued as the leader in the domestic market for urea fertilizer, with sales of 710 thousand tons in 2006. The investments in operational reliability at the Bahia plant led to the highest level of production of this plant – 285 thousand tons – in the last seven years.
     In 2007, we expect to open a new urea granulation unit at the Sergipe factory with an expected production capacity of 600 tons per day. In order to reduce and possibly eliminate our need to import nitrogenated fertilizers, we are also planning the construction of a new industrial plant – UFN-3 – that uses natural gas as raw material. The unit, which we estimate will cost approximately U.S.$822 million, will have an estimated production capacity of 1 million tons of urea and 760 thousand tons of ammonia per year beginning in 2012.
Distribution
Summary and Strategy
     Through Petrobras Distribuidora S.A., or BR, we distribute oil products, biodiesel and fuel alcohol to retail, commercial and industrial customers throughout Brazil. Our operations are supported by tankage capacity of approximately 2.3 million cubic meters, at 127 storage facilities and 104 aviation product depots at airports throughout Brazil.
     Our main strategies in distribution and marketing are to:
•	become the leader in the Brazilian market for petroleum derivatives and biofuels, maximizing market share and profitability;

•	position ourselves as the top brand in the eyes of customers by providing excellent products and services; and

•	coordinate our business in the energy sector with our other activities and ultimately expand the market for derivatives and biofuels.
     As of 2005, Liquigás Distribuidora became the official name of our liquefied petroleum gas (gás liquefeito de petróleo, or LPG) distribution company, previously called Agip do Brasil S.A. and Sophia do Brasil S.A. Agip do Brasil S.A. was acquired in August 2004 to expand our share in the LPG distribution sector and to consolidate our presence in the distribution market. By the end of 2006, Liquigás Distribuidora held a 21.7% market share and ranked third in the LPG distribution market based on sales volume according to Sindigás (Sindicato Nacional das Empresas Distribuidoras de Gás Liqüefeito de Petróleo).
     In 2006, we sold 607.8 million barrels of oil products to wholesale customers, with gasoline and diesel fuel representing approximately 41.96% of these sales. Of our total sales in 2006, 171.1 million barrels of oil products were supplied to BR for retail marketing. The following table sets forth our oil product sales to wholesale customers and retail distributors for each of 2006, 2005 and 2004:
OIL PRODUCT SALES

	2006	2005	2004
	(MMbbl)
Product
Diesel	230.9	228.1	224.9
Gasoline	120.0	114.3	104.8
Fuel oil	94.3	77.2	106.1
Naphtha and jet fuel	82.3	79.3	81.5
Others	361.8	343.5	129.1

Total	889.3	842.4	646.4

Customer
Wholesalers
Diesel	110.8	105.5	106.6
Gasoline	46.5	43.0	42.9
Others	24.6	25.4	25.6

Total wholesalers	181.9	173.9	175.1

Retail distributors
BR	159.5	157.8	145.1
Third parties	547.9	510.7	326.2

Total retail distributors	707.4	668.5	471.3

Total customers	889.3	842.4	646.4

Retail
     As of December 31, 2006, our sales network in Brazil included 6,554 retail service stations compared to 6,933 as of December 31, 2005, and comprised approximately 18% of the total number of service stations in Brazil, all under the brand name “BR.” Over 65% of these BR stations are located in the South and Southeast regions of Brazil, where over 57.2% of Brazil’s total population of 188 million reside. Of these 6,554 service stations, 5,870 were active stations and BR owned 638. As required under Brazilian law, BR subcontracts the operation of all its service stations to third parties. The other 5,232 service stations were owned and operated by dealers, who use the BR brand name under license with BR facilities as their exclusive suppliers. BR provides technical support, training and advertising for its network of service stations.
     In 2006, 355 of our service stations also sold vehicular natural gas, compared to 295 in 2005 and 245 in 2004. The sales from these stations consisted of 19,246 million cubic feet (545 million cubic meters) in 2006, representing 23.7% of Brazilian market share, 17,198 million cubic feet (487 million cubic meters) in 2005, representing 25.1% of Brazilian market share and 15,008 million cubic feet (425 million cubic meters) in 2004, representing 27% of Brazilian market share.
     The introduction of biodiesel was one of the BR’s accomplishments in 2006. Aligned to its strategy of being consumers’ favorite brand and adding value to Petrobras, BR Distribuidora delivered the product to 3,740 service stations and 2,380 major consumers across the country, totaling 2,222,000 m3 of B2. In 2005, BR owned 2 service stations that sold biodiesel, totaling 820 m3. Through June 2007, biodiesel is expected to be sold at all BR service stations.
     The table below sets forth market share (based on volume) for retail sales of different products in Brazil for each of 2006, 2005 and 2004:
BR MARKET SHARE IN DISTRIBUTION

	2006	2005	2004
Fuel oil	69.4%	64.8%	64.4%
Diesel	31.6%	31.9%	28.6%
Gasoline	25.0%	25.0%	22.1%
Fuel alcohol.	34.0%	32.2%	31.2%

Total	33.6%	33.8%	31.6%

     Prices to retailers have generally tended to remain consistent between competing distributors, particularly due to the low margin in the sector. Therefore, competition among distributors continues to be primarily based on product quality, service and image.
     During 2006, approximately 26.3% of the retail sales at service stations in Brazil were made through BR-owned or franchised entities. We believe that our market share position has remained strong over the past several years due to the strong brand name recognition of BR, the remodeling of service stations and the addition of lubrication centers and convenience stores.
     In 1996, BR created the “De Olho no Combustível” program (“Eye on the Fuel” program), which is a certification program designed to ensure that the fuels sold to end consumers at service station networks are identical in content to the fuels originating from our refineries. We have already certified 4,778 service stations under this program.
     The retail market for gasoline and diesel fuel in Brazil is highly competitive and we expect that prices will be subject to continuing pressure. Accordingly, we intend to build upon the strong brand image that we have established in Brazil to enhance profitability and customer loyalty.
     We participate in the retail sector in Argentina, where we currently own 719 retail service stations that operate under the brand names Petrobras (492 stations), Eg3 (190 stations) and San Lorenzo (37 stations). We also have a participation in the retail sector in Bolivia, Colombia, Paraguay and Uruguay, with 26, 47, 131 and 89 retail service stations, respectively.
Commercial and Industrial
     We distribute oil products and bio-fuels to commercial and industrial customers through BR. Our major customers are aviation, transportation, industrial and utility companies and government entities, all of which generate relatively stable demand.

     Set forth below are commercial and industrial sales statistics for each of 2006, 2005 and 2004:
COMMERCIAL AND INDUSTRIAL RETAIL SALES BY PRODUCT

	For the Year Ended December 31,
	2006	2005	2004
	(Mboe)
Fuel oil	24,195	22,850	24,649
Diesel	77,409	78,241	70,521
Gasoline	37,640	36,690	32,147
Jet fuels	15,245	15,784	15,020
Fuel alcohol	5,858	5,132	4,147
Lubricants	1,498	1,601	1,460
Others	26,605	24,943	22,609

Total	188,450	185,241	170,554

Natural Gas, Power and Renewable Energy
Summary and Strategy
     Our natural gas and power activities encompass the purchase, sale and transportation of natural gas produced or imported into Brazil. In addition, this segment includes our domestic electric energy generation and commercialization activities, as well as participation in domestic natural gas transportation companies, state-owned and private natural gas distribution companies and gas-fired power plants. We are also involved in the development of renewable energy, alternative energy and energy efficiency projects with the objective of decreasing carbon emissions resulting from our activities.
     Natural gas demand has been growing sharply in the recent past, but decreased rates of growth are expected in the near future due to limitations in supply. The Brazilian government estimated that, in 2006, natural gas consumption represented 9.6% of primary energy use, as compared to 9.3% in 2005 and 8.9% in 2004. We expect that number to be 11% by 2010. A significant portion of this growth will come from industrial users, who, motivated by environmental concerns and fair prices for natural gas, will replace fuel oil with natural gas. Power plant use and vehicular use are also expected to grow. In 2006, industrial and vehicular consumption have grown 6.3% and 19.3%, respectively.
     Our main strategies in the natural gas and power segment are to:
•	Develop and consolidate the natural gas business in a profitable manner;

•	Expand business in South America, especially related to the supply network for the Brazilian market, in order to increase our share in the primary distribution markets;

•	Structure our supply system to permit it to continue to be reliable, flexible, and competitive;

•	Develop and consolidate the energy business in a profitable manner, expanding our share in generation and co-generation;

•	Act in an effective way within the energy segment in order to make the hydrothermal system more efficient and take advantage of business opportunities;

•	Take advantage of synergies within the biofuel business so as to expand the market for our products and services, continue leading the domestic production of biodiesel and increase our share in the ethanol business; and

•	Produce electricity using renewable sources, such as wind power, solar power, small-scale hydropower and biomass (raw materials with biologic origin), and take advantage of cooperation between our businesses and the businesses of our subsidiary, BR.

     Our natural gas and power results are described in the “Gas and Power” segment of our audited consolidated financial statements.
Natural Gas
Pipelines
     In 1998, we developed and built the Bolivia-Brazil natural gas pipeline, which has a total capacity of 1,060 MMscfd (30 MMcmd). The pipeline is 1,969 miles (3,150 kilometers) in length, running from Rio Grande in Bolivia to Porto Alegre in Southern Brazil. The Bolivia-Brazil pipeline connects to our domestic pipeline system that transports natural gas from the Campos and Santos Basins. This pipeline was designed to supply gas to some of our power and petrochemical plants.
     The Cabiúnas project comprises transportation and processing facilities of natural gas from the offshore oil fields in the Campos Basin of the State of Rio de Janeiro. This project has been operational since the second semester of 2005 and increased the transportation capacity from the previous 290 million cubic feet (8.2 million cubic meters) per day to a total of 519 million cubic feet (14.7 million cubic meters) per day of associated gas, while reducing the volumes of natural gas currently flared on offshore platforms and alleviating existing constraints on oil production from these platforms. In 2006, the average daily volume of natural gas flared on the offshore platforms of the Campos Basin was 118 million cubic feet (3.338 million cubic meters).
     We recently evaluated our natural gas production portfolio, studied other opportunities, and decided to launch several natural gas production projects three years ahead of schedule using a new approach to their implementation in Brazil. The analysis also led to the 2006 Gas Production Acceleration Plan (PLANGÁS) involving E&P, Gas and Power and Supply, as well as Engineering, and CENPES and Transpetro. The PLANGÁS aimed to increase our share in the domestic gas market and help us meet growing demand for gas in the Southeastern Region of the country, thus reducing the region’s dependence on imported gas. Specifically, the PLANGÁS consists of interdependent projects, including the increase in the gas production of the Campos, Espírito Santo and Santos Basin, the processing and compressing capacity of the Cabiúnas Terminal and adjustments and expansions to the Malha Sudeste and GASENE pipeline Projects, both in different stages of development and in accordance with our 2007-2011 Business Plan. The GASENE Project involves the construction of 1.4 thousand kilometers of pipelines with capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro with the city of Catú in Bahia. The work involves the Cabiúnas-Vitória Gas Pipeline (25% completed), the Vitória-Cacimbas Gas Pipeline (95% completed), and the Cacimbas-Catú Gas Pipeline, where work shall begin in late 2007. Total investment in the GASENE Project shall amount to approximately U.S.$2.2 billion. As of December 2006, R$1.205 billion had already been invested.
     We are currently developing the Southeast and the Northeast Gas Pipeline Networks (Malha Sudeste and Malha Nordeste). This project, known as the Malhas Project, will increase our transportation capacity by expanding the existing natural gas infrastructure and delivering natural gas to markets in the Northeast and Southeast regions of Brazil. During 2006, the natural gas pipeline expansion projects of Northeastern Region (Malha NE) were modified due to changes in our natural gas supply strategy. In the past, the Northeastern shortfall of natural gas was met by the importing of Bolivian gas. It was therefore necessary to invest in the logistics of transporting the gas to Pecém, in Ceará State. Due to the uncertainty of the Bolivian gas supply, Petrobras decided to substitute part of the natural gas imported from Bolivia by LNG (Liquid Natural Gas) imported from other regions, through the Pecém LNG Project.
     As a result, the total extension of the natural gas pipelines was reduced by approximately 300 kilometers, in stretches in the northeastern region of Brazil. In the end, the extension was approximately 622 miles (1,000 kilometers) long, which is expected to begin operations throughout 2006 and 2007, at a total cost of approximately U.S.$1.0 billion.
     The Northern Region gas project consists of building a natural gas shipment system between our production areas in Urucu and the city of Manaus, located in the northern state of Amazonas. This venture consists of three pipelines: a) construction of the Urucu-Coari LPG pipeline (279 km long and 10 inch nominal diameter), b) conversion of the existing pipeline between Urucu and Coari (18 inch nominal diameter), and the c) construction of the Coari-Manaus gas pipeline (383 km long and 20 inch nominal diameter). A total of R$391 million was invested in 2006 to complete 32% of the project.
Local Distribution Companies
     We sell natural gas in Brazil to local gas distribution companies. Under Brazilian law, each state has the monopoly over local distribution. Most states have established companies to act as local gas distributors and we have minority interests in some of these companies. We appoint the majority of the technical and commercial directors of all distribution companies in which we hold a minority shareholding stake.
     Currently we hold, through our subsidiary PETROBRAS Gás S.A. — GASPETRO, 19 minority interests in natural gas distribution companies in 19 states of Brazil. The majority of the companies have started operations. GOIASGAS, a natural gas distribution company, joined the group of operating companies in November 2006, when it started its operations with LNG, supplied by GAS LOCAL. GAS LOCAL began its operations in August of 2006, selling LNG, as a joint venture with Praxair Inc. However, four companies (CEBGÁS, RONGÁS, GASAP and GASMAR) have not yet started their operations. Also, in the state of Espírito Santo, we have the exclusive rights to distribute natural gas through our subsidiary BR.
     In 2006, the gas distribution companies that are operating in which we have an interest (ALGÁS, BAHIAGÁS, CEGÁS, CEG-RIO, COMPAGÁS, COPERGÁS, MSGÁS, GASPISA, PBGÁS, POTIGÁS, SCGÁS, SERGÁS, SULGÁS, GOIASGAS and GASMIG) held total assets of R$2,411 million (U.S.$1,128 million) compared with R$2,289 million (U.S.$978 million) in 2005. The assets are mainly an aggregate pipeline extension of 2,654 miles (4,272 kilometers).
     Also in 2006, the average volume of gas distribution, of the companies in which we have an interest was 665,632 million cubic feet of natural gas per day, or 18,849 million cubic meters per day, increasing by approximately 1.8% in the last year. The total net operational revenue in 2006 was R$3.939 billion (U.S.$1.842 billion) as compared to R$3.467 billion (U.S.$1.481 billion) in 2005.
     The total net income of the companies in which we have an interest reached R$331.0 million (U.S.$154.8 million) last year compared with R$299.0 million (U.S.$127.8 million) in 2005.
     In 2006, investments in the companies in which we have an interest reached a total of R$269.6 million (U.S.$126.1 million) compared to R$290.8 million (U.S.$124.2 million) in 2005.
     Some of the operating distribution companies in which we have an interest have entered into long-term gas supply contracts with us under which such companies have purchase obligations (in the case of contracts relating to Brazilian gas), and ship-or-pay and gas purchase obligations (in the case of contracts relating to Bolivian gas or with gas-fired power producers).
     The following table sets forth our domestic sales of natural gas to affiliated and non-affiliated local distribution companies for each of 2006, 2005 and 2004:
DOMESTIC SALES OF NATURAL GAS TO LOCAL DISTRIBUTION COMPANIES

	Year Ended December 31,
	2006	2005	2004
	(in MMscfd)
Total sales annual average(i)	1,355	1,289	1,164
Annual sales growth(i)	5.2%	11%	19%

(i)	The volume of natural gas sold to local distribution companies (thermal and non-thermal). Our internal consumption and natural gas received by internal transfer are not included.

Commitments and Sales Contracts
     Our investment in the Bolivia-Brazil gas pipeline in 1998 was the result of a 1996 gas supply agreement, or the GSA, for the purchase of natural gas between the Bolivian state oil company, Yacimientos Petrolíferos Fiscales Bolivianos –YPFB, and us. The GSA requires us to purchase from YPFB specified quantities of natural gas transported through the pipeline over a 20-year term.
     Gas purchase commitments. Under our contracts with YPFB signed in 1998 for the purchase of natural gas, we have agreed to purchase minimum volumes of natural gas from Bolivia at a formula price that varies with the price of fuel oil. We have purchased and paid in 2006, 2005 and 2004, approximately U.S.$1.3 billion, U.S.$799 million and U.S.$544 million, respectively. Such increase resulted from higher prices (which reflected the international prices for fuel oil) and the increase in the imported amounts: 24.44 MM m3/d in 2006, as opposed to 22.96 MM m3/d in 2005 and 19.94 MM m3/d in 2004. During 2002 and 2003 we purchased less than the minimum volumes set under our agreement with YPFB, and therefore we paid a total amount of U.S.$81 million to satisfy our purchase commitment. Set forth below are the minimum volumes we have agreed to under these contracts, together with an estimate of the amounts we are obligated to pay for such minimum volumes:
NATURAL GAS PURCHASE COMMITMENTS

	2007	2008	2009	2010	2011
Brent Crude Oil Projection (1)	50	35	30	30	30
Volume Obligation (Mmcmpd)	24	24	24	24	24
Volume Obligation (Mmcfd)	850	850	850	850	850
Estimated Payments (U.S.$million)(2)	1,101	884	758	740	740

(1)	Corporate projections announced in June 2006 in the 2007-2011 Business Plan.

(2)	Amounts calculated based on current prices set forth under the agreements projected constant to the future. Prices may be adjusted in the future and actual amounts may vary. Of these amounts, 25.3% are related to Petrobras Bolivia.
     In connection with the long-term contract to buy gas (The Gas Supply Agreement or “GSA”) to supply gas-fired power plants and for other uses in Brazil, the Company entered into a contract, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), was executed with the purpose of reducing the effects of price volatility under the GSA. The terms of the PVRC include a price collar for the period from October 2002 to December 2019, with us receiving cash payments when the calculated price is above the established ceiling, and us making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor. As of December 31, 2005, we recorded a derivative asset based on the fair value calculation amounting to U.S.$547 million and a liability of U.S.$144 million, which is deemed a deferred purchase incentive. Due to the new Hydrocarbons Law of Bolivia (See Note 21 to our audited consolidated financial statements), the other party involved in the PVRC contested the contract, alleging among other, force majeure and excessive onus. On August 12, 2006, the parties agreed to cancel the PVRC. As a result, on August 14, 2006, we received U.S.$41 million and wrote-off accounts receivable related to the PVRC amounting to U.S.$77 million. We adjusted the fair value asset and liabilities related to the PVRC by recording a financial expense of U.S.$328 million during the first quarter of 2006 as a result of the tax increases in Bolivia. In the second quarter of 2006, we wrote-off the remaining fair value asset of U.S.$94 million as a consequence of the contract cancellation.
     Ship-or-pay commitments. In order to support the financing for the Bolivia-Brazil pipeline, we also have entered into unconditional ship-or-pay purchase obligations for the transportation of natural gas with Gás Transboliviano or GTB and Transportadora Brasileira Gasoduto Bolivia-Brasil or TBG, the companies which own and operate the Bolivian and Brazilian portions of the pipeline, respectively. TBG’s portion of the pipeline financing is consolidated in our balance sheet. Our volume obligations under the ship-or-pay arrangements are generally designed to meet the gas purchase obligations with respect to our gas purchase contracts with YPFB. The total capacity of 1,060 MMscfd (30 MMcmd) also includes a transportation capacity option of 212 MMscfd (6 MMcmd), valid for a 40-year term. This transportation capacity option was granted to us in consideration for our agreed investment of approximately U.S.$379 million in the Bolivia-Brazil gas pipeline. The total estimated project cost was U.S.$1.9 billion. In 2006, 2005 and 2004, Petrobras made total payments of approximately U.S.$483 million, U.S.$532 million and U.S.$348 million, respectively. Of these amounts, approximately U.S.$424.8 million, U.S.$473.5 million and U.S.$302 million corresponded, respectively, to payments made to TBG for the transportation of natural gas. Set forth below are the minimum volumes we have agreed to under the ship-or-pay arrangements, together with an estimate (assuming certain changes in the U.S. Consumer Price Index (CPI)) of the amounts we are obligated to pay for such minimum volumes:
NATURAL GAS SHIP-OR-PAY COMMITMENTS (TBG)

	2007	2008	2009	2010	2011
Volume Commitment (MMcmpd)	30	30	30	30	30
Volume Commitment (MMcfpd)	1,059	1,059	1,059	1,059	1,059
Estimated Payments (U.S.$million)	393.80	393.57	398.21	401.96	404.11
NATURAL GAS SHIP-OR-PAY COMMITMENTS (GTB)

	2007	2008	2009	2010	2011
Volume Commitment (MMcmpd)	30	30	30	30	30
Volume Commitment (MMcfpd)	1,059	1,059	1,059	1,059	1,059
Estimated Payments (U.S.$million)	58.49	58.79	59.08	59.37	59.67
     Natural gas sales contracts. In light of these gas purchase and ship-or-pay obligations, we have entered into or negotiated firm gas sale and ship-or-pay sale arrangements to sell natural gas to local gas distribution companies and gas-fired power plants, most of which we operate and in which we own a minority interest.
     The arrangements with the gas-fired power plants are made through contracts with the local distribution companies, which in turn enter into back-to-back arrangements with the gas-fired power plants, and a portion of the gas buyer’s payments is usually guaranteed to us by the parent companies of the gas-fired power companies or through financial guarantees. Our total sales of natural gas, which includes sales to gas-fired power companies, for 2006, 2005 and 2004, were approximately U.S.$2,879 million, U.S.$2,398 million and U.S.$1,876 million, respectively. The table below sets forth the commitments by local gas distribution companies and by gas-fired power plants for the purchase of volumes of natural gas from us beginning in 2007, together with an estimate of the amounts obligated to be paid for such volumes, including volumes in firm contracts, contracts in renegotiation, and new firm-flexible contracts under negotiation:
NATURAL GAS SALES CONTRACTS

	2007	2008	2009	2010	2011
	(in MMscfd)
To Local Gas Distribution
Companies
Related parties(1)	500	508	544	549	560
Third parties	640	640	642	645	646
To Power Generation Plants
Related parties(1)	107	107	107	107	107
Third parties	104	104	259	259	259
Total	1,351	1,359	1,552	1,560	1,573

Estimated Contract Revenues (U.S.$million)(2)(3)	$2,416	$2,663	$3,224	$3,153	$3,093

(1)	For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have an equity interest.

(2)	Figures show revenues net of taxes. Estimates are based on sales (outside sales) and do not include internal consumption or transfers. Estimated volumes are based on “take or pay” agreements in our contracts, expected volumes, and contracts under negotiation, not maximum sales.

(3)	Prices may be adjusted in the future and actual amounts may vary.
     Pricing. On June 1, 2001, the Brazilian government instituted a mechanism which allows a U.S. dollar-indexed component of the natural gas pricing mechanism to be passed through to gas-fired power plants for a period of 12 years, pursuant to Portaria No. 176 (a joint regulatory act issued by the Ministry of Mines and Energy and the Ministry of Finance), which was updated by Portaria No. 234 issued on July 22, 2002. See “—Regulations of the Oil and Gas Industry in Brazil—Price Regulation—Natural Gas.” This mechanism has enabled us to sell natural gas to a number of gas-fired power plants that were unwilling to purchase natural gas under the prior gas price regulation because it requires the buyer to take the intra-year exchange rate risk. Under the new formula, exchange rate variations are reflected in gas prices annually, while we will be remunerated at market based interest rates for any resulting delay in gas price adjustments.
Power
     Brazil currently has an installed electricity generation capacity of approximately 96,623 MW. More than 96% of this capacity is interconnected to form one single integrated system, with approximately 90% of the electricity supplied to that system coming from hydroelectric sources. As a result of the significant growth in electricity demand, combined with the limited investment in the sector during the last two decades and a high dependency on hydroelectric power (and consequently susceptibility to a prolonged drought), we believe substantial additional generation capacity needs to be developed in Brazil.
New Regulatory Model
     A New Regulatory Model for the Brazilian Electric Power Sector (Novo Modelo Regulatório do Setor Elétrico Brasileiro), Law No. 10,336, was introduced on March 16, 2004, with the enactment of the New Industry Model Law. Under the new model, assured energy availability may be sold under regulated contracts to public utility companies, as these companies are legally bound to acquire energy as cheaply as possible through auctions or free contracts. Energy availability sold under regulated contracts must be acquired by means of public auctions and energy availability sold under the free market is negotiated freely through bilateral contracts. The new regulatory model also creates incentives for investments in power generation from alternative sources.
     The first auction for power plants built recently or under development was held in December of 2005. We participated in the auction and sold 1,391 MW of energy from our gas-fired power plants with the intention of securing long-term contracts. The contracts represented 42% of the energy sold in the auction.
     Of the 1,104 MW sold in the October 2006 auction, 48.5% (535 MW) were from gas-fired power plants. Our sales totaled 205 MW, 18.6% of the energy sold in the auction.
Status of Investments
     We believe that our participation in the construction and development of gas-fired power plants has strategic benefits for our business because:
•	our participation in the power sector helps create a market for natural gas made available through our investments in the natural gas business;

•	we are able to build “inside the fence” co-generation plants close to our refineries and other facilities, which provide us with a reliable and inexpensive source of electricity for use in our own refineries; and

•	these co-generation plants also produce steam for use by our refineries and in onshore crude oil recovery enhancement projects. For example, the gas-fired power plant, Termoaçu, which is currently under construction, will generate steam for the Exploration and Production Unit of Rio Grande do Norte and Ceará. The production and consumption of steam reduces the overall costs of generating electricity, making such electricity cost competitive relative to other gas-fired power generation, including new hydroelectric developments.
     In addition, we concluded a program for the acquisition of three gas-fired power plants (Eletrobolt, TermoCeará and Macae Merchant), in order to mitigate the losses resulting from contractual obligations previously suffered.
     The main purpose of these acquisitions is to reduce our financial exposure in connection with these merchant gas-fired power plants. See “—Financial Exposure.”
Financial Exposure
     To encourage the development of some of the gas-fired power plants in which we participate with an equity interest, or to which we sell our natural gas, we have entered into agreements to provide economic support to such gas-fired power plants. Our obligations under these agreements were structured as tolling arrangements whereby we agree to provide each of the inputs to produce electricity and operate the plant, as well as off-take the electricity, remunerating the gas-fired power plant at a price that will service capital (equity and debt).
     We have only entered into tolling arrangements with gas-fired power plants in which we have an equity interest. Our power commitments under the tolling agreements are as follows:
POWER OFFTAKE PROJECTED COMMITMENTS

PLANT	2007	2008	2009
	(Average MW)
FAFEN	138	138	138
TermoBahia	186	186	186
Total NE Tolling Arrangements	324	324	324
Ibiritermo	226	226	226
Total S/SE Tolling Arrangements	226	226	226
     In 2007, total generating capacity in respect of which we have tolling commitments, based upon commitments of projects under construction or in operation, is 550 MW.
     We expect that the electricity we purchase under the tolling agreements will be partly used for demand in our facilities, estimated to be 282 MW in 2007, 296 MW in 2008, and 310 MW in 2009, allocated between the Northeast and South/Southeast regions of Brazil. UTE FAFEN has a power purchase agreement for the sale of electric power to third parties (distributors /concessionaires). By the end of the fourth quarter of 2005, we sold energy availability in auctions coordinated by the MME, by means of energy agreements of 15 years, starting as of 2008, with increasing volumes, reaching 1391 MW in 2010. Our commercial strategy is to continue the sale of our remaining capacity in public auctions to distributors and the sale to large consumers through power purchase agreements.
     On December 28, 2006, we reached an agreement with Companhia Paranaense de Energia (COPEL) to lease the Araucária gas-fired power plant, a plant in the Curitiba Metropolitan Region with 484.5 megawatts of capacity. Our lease agreement with UEG Araucária is effective until December 31, 2007, and may be extended for a period of up to 12 months. We also leased the Bahia I gas-fired power plant on December 28, 2006, a plant with 31.6 megawatts of capacity.
     On April 27, 2007, Petrobras signed a contract with Empresa Metropolitana de Águas e Energia SA (EMAE) to lease the Piratininga oil-fired power plant, located in the metropolitan region of São Paulo, the largest energy market in Brazil. Petrobras operates a gas-fired power plant on the same site, Usina Fernando Gasparian. The operation of the gas-fired power plant together with part of the Piratinga oil-fired power plant will allow for 540 megawatts of capacity. In addition, it will be possible to reach a capacity of 200 megawatts from the oil-fired power plant. This arrangement provides greater operational flexibility and increases the total amount of energy that we can supply. The lease is effective until 2024.
Renewable Energy Alternative
     Our strategy in energy development is based on renewable energy, energy efficiency and the potential gains in carbon credits due to the prevented emissions promoted by these activities.
Renewable Energy
     We aim to become the leader in national biodiesel production and expand our participation in the ethanol business. In order to achieve these objectives, we have developed and intend to invest U.S.$700 million in various initiatives relating to renewable energy sources, as described in our 2007-2011 Business Plan.
     We already have one wind power plant with a 1.8 MW capacity in Macau — RN, northeast of the country. At first, we intend to use the produced energy for internal consumption. Other projects for wind power plants and small hydropower plants are under study. These projects will expand our use of renewable energy. Our Business Plan in 2006 projected production at 855 million liters (225.87 million gallons) of biodiesel by 2011, as well as export 3.5 billion liters (924.6 million gallons) of ethanol and generate 240 MW of electricity through a renewable source of energy.
Biodiesel
     Brazil is an important player in the international biofuels market and has a highly favorable climate and soil for the growing biomass, especially for the oleaginous seed crops.
     With this growth and in accordance with our strategy of becoming the national leader in the biodiesel industry as an integrated power company, we began the construction of 3 processing plants in 2006. The facilities in Candeias (BA), Montes Claros (MG) and Quixadá (CE), will produce approximately 57 million liters of biodiesel per year and will start operations by the end of 2007.
     As of January 2008, the addition of biodiesel to diesel oil will be mandatory, in the proportion of 2%. For the acquisition of raw materials – soy, cotton, castor oil and palm oil and an oleaginous seed called pinhão manso – in addition to animal fat, we have entered into partnerships with small agricultural businesses, taking advantage of the tax incentives granted to biodiesel producers that generate work and income for family-run agriculture businesses.
     Biodiesel decreases the emission of gases that create the greenhouse effect, due to its vegetable origin, sulphur and particulate matter, optimizing the performance of engines. Besides the environmental and social advantages, according to the increase in the use of renewable sources of energy, our product will accelerate the end of the necessity of importing diesel fuel.
Sustainable Development
     Our actions relating to the sustainable development of power in 2006 aimed to evaluate the implementation of projects to avoid emissions of greenhouse gases (GHG), throughout the entire Petrobras system to obtain Certified Emission Reductions (CER) according to the Clean Development Mechanism (CDM) and rules of the Kyoto Protocol, as well as to propose sales policies regarding these CERs. We have studied the technical viability and baseline methodologies in order to obtain approval and registration of those projects with the Executive Board of the CDM. We registered the first Petrobras CDM Project in March of 2007. This project represents the use of wind power as a substitute for the generation of power with fossil fuels in the platforms of Aratum, in Rio Grande do Norte. Other projects underway, mainly linked to the downstream area, are aimed at elaborating the CDM Project Design Document, a template on which a company describes its calculations for reduced emissions in accordance with the Kyoto Protocol. They include the generation of power in turbo expanders in several refineries, reduction of N2O in the fertilizer production area, and the use of heat from gases emitted, among others.

Energy Efficiency
     The consolidation of our energy consumption and the enhancement of energy efficiency in our units are the main activities of the Internal Energy Conservation Program.
     In 2006, there was a relative reduction in the burning of fossil fuels, saving approximately 1.084 barrels of equivalent oil per day; a volume that resulted in savings of approximately U.S.$20 million and that avoided emissions of approximately 171 thousand tons of CO2 in 2006.
     In addition, the Programa Nacional de Racionalização do Uso dos Derivados (the National Oil and Natural Gas Derivates Rationalization Program, or CONPET), a governmental program involved in environmental matters and coordinated by us, facilitated the prevention of about 818 thousand ton of CO2 emissions into atmosphere in 2006, saving approximately 305 million liters of oil diesel and increasing motor efficiency by 7%.
International
Summary and Strategy
     In 2006, approximately 6.8% of our net revenues were generated outside Brazil. We seek to evolve from an integrated oil and gas company in Brazil to a leading energy company in Latin America and a strong international player.
     Currently, we plan to focus our non-Brazilian exploration, development and production activities regionally, in areas where we can successfully exploit our competitive advantages, such as deepwater technology. We particularly intend to drill off the west coast of Africa and the Gulf of Mexico and onshore in South America. We recently acquired rights to participate in four exploration blocks offshore Angola. We are also expanding our interests in South America in the downstream segment. During 2006, the following new assets were bought: one lubricant plant, service stations and convenience stores in Colombia; service stations, oil products distribution facilities (asphalt, lubes and aviation products), and one LPG distribution facility in Paraguay; and service stations, oil products distribution facilities (asphalt, lubes, marine and aviation products), and one natural gas distribution company in Uruguay.
     We have budgeted U.S.$12.1 billion in capital expenditures for the period from 2007 to 2011 for international investments.
     Our main strategies in the international segment are to:
•	Assure our leadership as an integrated energy company in Latin America;

•	Expand our exploration and production activities in the Gulf of Mexico and Africa;

•	Expand our operations in new exploration and production in areas where we may have competitive advantages;

•	Expand downstream activities in profitable markets with a high potential for growth;

•	Add value to our production of heavy crude;

•	Incorporate natural gas reserves and operate in the LNG market; and

•	Internationalize and add value to our brand.
     Our international results are reflected in the “International” segment in our audited consolidated financial statements.

Exploration and Production
     During 2006, we conducted exploration activities outside Brazil: in Argentina, Bolivia, Colombia, Ecuador, Nigeria, Peru, the United States and Venezuela. In addition, we are currently performing studies to evaluate blocks where we hold interests in Angola, Argentina, Colombia, Mexico, Nigeria, the United States, Iran, Equatorial Guinea, Tanzania, Turkey, Libya, Mozambique and Venezuela. Production activities were conducted in Angola, Argentina, Bolivia, Colombia, Ecuador, Mexico, Peru, the United States, and Venezuela. Collectively, these activities represented 23.9% of our total capital expenditures for crude oil and natural gas exploration and production. Our capital expenditures for international exploration and production were U.S.$2,304 million for 2006, U.S.$1,067 million for 2005 and U.S.$666 million for 2004. The following table provides information about the allocation of such expenditures for each of 2006, 2005 and 2004:
DISTRIBUTION OF CAPITAL EXPENDITURES IN INTERNATIONAL EXPLORATION ACTIVITIES

	2006	2005	2004
Argentina	6.4%	7.2%	3.1%
Bolivia	0.6	4.4	0.2
Colombia	3.6	4.6	3.5
Peru, Ecuador and Venezuela	1.1	0.3	2.4
South America	11.7	16.5	9.2
West Coast of Africa	43.7	47.8	52.0
Gulf of Mexico	31.5	33.9	36.8
Others	13.1	1.8	2.0

Total	100.0%	100.0%	100.0%

Development
     Over the past three years, we have participated in the development of a number of fields internationally. These include: five in Colombia (Guando, Rio Ceibas, Yaguara, Santiago and Espinal), three in the United States (GB 200, North Coulomb and Cottonwood), one in Angola (Block 2), two in Nigeria (Akpo and Agbami), many fields in Argentina concentrated in the Neuquen and Austral basins (most importantly in Medanito, Puesto Hernandez, Rio Néuquen, Santa Cruz I and Santa Cruz II), four in Bolivia (San Alberto, San Antonio, Colpa Caranda and Monteagudo), one in Ecuador (Block 18), one in Peru (Lote X) and four in Venezuela (Ortiupano-Leona, Mata, Acema and La Concepción). In 2006, our net production outside Brazil averaged 142.2 thousand barrels per day of crude oil and NGLs and 101.1 thousand barrels of oil equivalent of natural gas per day at an average lifting cost of U.S.$3.36 per barrel. The following table provides information on the allocation of our international development activities for each of 2006, 2005 and 2004.
ALLOCATION OF CAPITAL EXPENDITURES IN INTERNATIONAL DEVELOPMENT ACTIVITIES

	2006	2005	2004
Argentina	26.5%	36.2%	41.9%
Peru	5.8	8.3	10.9
Ecuador	3.6	16.7	7.4
Bolivia	1.3	1.7	1.5
Colombia	2.8	4.6	6.8
Venezuela	1.8	15.9	28.4

South America	41.8	83.4	96.9
West Coast of Africa	41.0	15.0	1.4
Gulf of Mexico	17.2	1.6	1.7

Total	100.0%	100.0%	100.0%

Argentine Activities
     We operate in Argentina mainly through our subsidiary PESA — Petrobras Energía S.A. (ADR: PZE), in which we have a 67.2% interest.
     As of December 31, 2006, our combined crude oil and natural gas proved reserves in Argentina were approximately 311 million barrels of oil equivalent, approximately 60.5% of which were proved developed reserves and approximately 39.5% of which were proved undeveloped reserves.
     PESA’s production in Argentina is concentrated in the Neuquén and Austral Basins. PESA holds 670 thousand net acres under production concessions in the Neuquén Basin and 2.456 thousand net acres under production concessions in the Austral Basin. Our gross production acreage in Argentina amounted to 4,807 thousand acres (3,233 thousand net). For the year ended December 31, 2006, combined crude oil and natural gas production in Argentina averaged 107.9 thousand barrels of oil equivalent per day.
     In the downstream segment we have refining capacity of 81 thousand barrels per day, distributed in two refineries operating with a throughput rate of 78%. We also have a 28.5% interest in Refinería Del Norte which we operate. We also participate in the retail sector in Argentina, where we currently own 719 retail service stations that operate under the brand names Petrobras (492 stations), Eg3 (190 stations) and San Lorenzo (37 stations).
     We also participate, through PESA, in petrochemical businesses, in which we have three plants, Puerto General San Martin, Zarate and Campana in Argentina, where we also have a 40% participation in Petroquímica Cuyo. PESA also owns a petrochemical integrated complex for the production of ethylbenzene, styrene, and polystyrene plant in Brazil, INNOVA, a wholly-owned subsidiary of PESA.
Project MEGA
     We own a 34% participation in Compañia MEGA S.A. (representing a total investment of U.S.$80.3 million), a joint venture with Repsol-YPF and Dow Chemical to fractionate natural gas liquids. The company consists of a natural gas processing plant in Loma La Lata (Province of Neuquén), a 600 km long pipeline, a separation plant, port, storage and effluent treatment facilities in Bahía Blanca (Province of Buenos Aires). We are obligated under an off-take contract to take minimum volumes of LPG and natural gasoline, if delivered, at market prices.
Other interests of PESA
     In the gas and power sector, we participate, through PESA, as a co-controlling shareholder in TGS, which owns approximately a 7,500 km extension pipeline with current firm contracted transport capacity of 71.6 MMcmd and a gas processing plant located in Bahía Blanca, with a processing capacity of 43 MMcmd.
     Regarding our electricity assets in Argentina, we cover the entire production chain, accounting for 6.5% of the country’s electricity generation through ownership interests in two generation plants, Pichi Picún Leufú (hydroelectric generation) and Genelba (gas-fired power generation). We also have an indirect interest in Transener, Argentina’s largest transmission company and owner of 95% of Argentina’s high-tension network. In June 2006, PESA’s Board of Directors accepted the terms of the binding offer submitted by Eton Park Capital Management for the acquisition of our 50% equity interest in Citelec and, as part of this offer, our 22.22% interest in Yacylec. In August 2006, Petrobras Energía entered into a stock purchase agreement with EP Primrose Spain S.L. (a company controlled by Eton Park Capital Management) with respect to Eton Park’s offer. Under the terms of the stock purchase agreement and the terms of Petrobras Energía’s divestment commitment, the consummation of the transaction with Eton Park was subject to the approval by the pertinent regulatory agencies and authorities. On February 9, 2007, the Argentine Antitrust Commission issued a resolution rejecting the sale of Citelec shares to Eton Park Capital Management. In March 2007, Petrobras Energía received an offer from Energía Argentina S.A. (Enarsa) and Electroingeniería S.A. for the purchase of its shares in Citelec and Yacylec, proposing legal, economic and financial conditions identical to those previously agreed with Eton Park Capital Management. As a result of this offer, a letter of agreement was executed subject to approval by the Board of Directors of Petrobras Energía, Enarsa and Electroingeniería. The letter of agreement provides that the offer will be accepted if the rejection of EP Primrose Spain S.L.’s proposed transaction becomes final through administrative or legal proceedings or if the agreement entered into with EP Primrose Spain S.L. were terminated for failure to obtain all required governmental authorizations. We also maintain an important presence in the central area of Buenos Aires, an area with more than 2.1 million customers, through Edesur, Argentina’s largest energy distribution company by volume.
Bolivian Activities
     As of December 31, 2006, our combined crude oil and natural gas proved reserves in Bolivia were approximately 214.7 million barrels of oil equivalent, approximately 96.8% of which were proved developed reserves. We drilled one exploration well in Bolivia in 2006, but we found that it was not commercially feasible. In 2006, we also started drilling a development well in the Sábalo Field, located in the San Antonio block. This operation will continue in 2007. For the year ended December 31, 2006, our combined crude oil and natural gas production in Bolivia averaged 57.0 thousand barrels of oil equivalent per day.
     On May 1, 2006, the Bolivian government established by decree that the state-owned YPFB will become a partner in every asset belonging to the oil and gas sector.
     With respect to our operations in Exploration and Production, we have a 35% interest in the San Alberto and San Antonio Fields (the other partners are Empresa Petrolera Andina (50%) and Total Bolivia (15%)). During the transition period, we were involved in intense negotiations with YPFB and the Bolivian government, resulting in the signing of new operational contracts with YPFB in October 2006. These new operational contracts provide that (i) all hydrocarbon resources are property of YPFB, (ii) we maintain our status as operator of the oil and gas fields but sales must be made through YPFB, and (iii) we have the right to recover our costs and participate in the profits generated by the production. The contracts became effective in May 2007.
     In terms of our two refineries, the decree established the transfer of 50% plus 1 share to YPFB and the remaining 49.9% to be retained by us. However, in May 2007, after intense negotiations with the Bolivian government, we reached an agreement with YPFB, in which we will receive U.S.$112 million for all of our shares of PBR. A transition period of two months has been defined in which the transfer of the operations and the shares have to take place as well as the payment, which is set to be made in two parts.
     Since the nationalization measures were first announced by the Bolivian government, we and the Bolivian government have had disagreements in connection with the terms of the GSA. The Bolivian government attempted to increase the gas prices under the agreement but currently has agreed to maintain the prices at the levels originally provided for in the agreement, except for a premium for those volumes with calorific power higher than 8,900 kcal/m3, for which a new price formula has, based on international market prices, yet to be negotiated.
     YPFB also became the sole distributor of refined oil and gas products in Bolivia, and we ceased our activities in this area. We continue to own Petrobras Bolívia Distribución, or PDB, a company with a former network of 104 service stations, but which currently retains ownership of only 26 of these stations.
     For further information on our Bolivian activities, see Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations— The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition.”
Venezuelan Activities
     In March 2006, Petrobras Energía S.A. (PESA), Petróleos de Venezuela S.A. (PDVSA), and Corporación Venezolana del Petróleo S.A. (CVP) entered into several Memoranda of Understanding in order to migrate the Operating Services Agreements to majority state-owned companies (empresas mistas, or mixed companies), which had the effect of limiting private participation in the oil business in Venezuela. The economic effects of the migration came into force starting April 1, 2006.
     As of December 31, 2006, estimated proved oil and gas reserves attributable to PESA’s operations in Venezuela amounted to 78.6 million barrels of oil equivalent, accounting for 14.1% of PESA’s total reserves. Estimated proved oil and gas reserves attributable to the company’s operations in Venezuela are calculated on the basis of the contractual structure in force as of such date. In 2006, we drilled one dry hole exploration well in Venezuela.

     In March 2006, PESA entered into several Memoranda of Understanding (MOUs) in order to migrate the Operating Services Agreements of the Oritupano Leona, La Concepción, Acema and Mata Areas, to majority state-owned companies (mixed companies). As a consequence of the migration process, PESA’s role of operator was changed to that of a minority shareholder of the mixed companies. The new operator is the mixed company itself. Pursuant to the abovementioned MOUs, interest of private investors in the mixed companies was limited to 40%, with the Venezuelan Government holding a 60% interest. PESA’s direct and indirect interest in the Oritupano-Leona, La Concepción, Acema and Mata areas was set at 22%, 36%, 34.5% and 34.5%, respectively. Before April 1, 2006, PESA’s indirect interest in the Oritupano-Leona, La Concepción, Acema and Mata areas was 55%, 90%, 86.2% and 86.2%, respectively.
     The MOUs established that CVP will recognize a divisible and transferable credit in favor of the private companies that will compose the partially state-owned companies. PESA was awarded a credit in the amount of U.S.$88.5 million. This credit can be assigned but it will not bear interest and may only be used for future investments in oil and gas exploration, development or production activities in Venezuela.
     Compliance with the terms of the MOUs was subject to approval by the relevant authorities, including the National Assembly, as specified below, and PESA’s Board of Directors.
     The organization of the majority state-owned companies and the terms and conditions governing the performance of primary activities thereby, were indeed approved by the Venezuelan Ministry of Energy and Petroleum and the Venezuelan National Assembly, as well as by PESA’s Board of Directors.
     Other Activities and relevant facts regarding our operations in Venezuela
     In February 2005, as part of the cooperation strategy between Brazil and Venezuela, the two countries signed 14 Memoranda of Understanding (MOUs) designed to develop a series of initiatives and projects to increase assistance and collaboration in the oil and gas sector.
     We and PDVSA are the main players in these agreements. To carry out these efforts, we incorporated a separate entity, independent from PESA, called Petrobras Venezuela Inversiones y Servicios S.A. (PEVIS). PEVIS will be entitled to develop all the initiatives, projects and studies supported by the cooperation agreements signed between Brazil and Venezuela, and in addition, PEVIS will serve as a service unit, providing technical expertise and personnel to support projects and/or units where we require this support. PEVIS will also be in charge of finding and developing possible business enterprises located in the local area, in the north of South America and in the Caribbean.
     By mid July 2006, PEVIS was formally incorporated and began the process of hiring personnel, mainly from PESA Venezuela. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations — The recent nationalization measures taken by the Bolivian and Venezuelan governments may have an adverse effect on our results of operations and financial condition” for a description of the risks associated with these measures.
     During 2006, the Venezuelan projects included:
     Carabobo 1
     This block is part of the strategy that the Venezuelan government has developed for the exploitation of the vast reserves of extra heavy oil in the Orinoco Belt in the southern part of the country. In this case, the field development is, in principle, tied to a vertically integrated business model that includes the construction of an enhancer complex to produce synthetic crude with better quality as it comes from the extra heavy crude oil, and also the construction of a refinery in the northeast of Brazil (Pernambuco state) to which part of the production from the enhancer complex will be allocated.
     During 2006, we, through PEVIS, worked with this model through its different stages. Relating to production, during the second semester of the year, a technical team worked on the reserve estimate and the certification of the Carabobo 1 block. This process officially concluded in December 2006 with a reserve certification by a third party. In 2007, a joint technical group of PDVSA’s and our engineers began work on a preliminary development plan for the upstream portion of the integrated project. This group has reviewed numerous aspects related to wellbore characteristics and drilling, geology and petrophysics, production strategy, facilities, operation and maintenance and a basic layout and distribution of all facilities planned for the field including delivery and points for the fluids. All this work is considered to be preliminary as the definition of the specific area and its limits to be assigned to the mixed company is yet to be determined by the Ministry of Energy and Petroleum (MENPET).
     The analysis of the enhancer complex is on hold until PDVSA presents the results of a conceptual visualization study performed by a Canadian consortium.
     The basic engineering of the Pernambuco Refinery was conducted in Brazil. The proposed refinery will be built in the city of Suape, and PDVSA will have a 40% share, that is similar to the share that we will have in the Carabobo field. Construction is expected to start in the second semester of 2007.
     Currently, PDVSA and the MENPET are in the process of discussing legal details of the Carabobo 1 area and the contracts for this area and for the Pernambuco Refinery
     Mariscal Sucre
     The studies to develop four offshore gas fields (Río Caribe, Mejillones, Patao and Dragón) in the northeastern part of Venezuela, in association with PDVSA, were conducted in Brazil. The studies were performed during 2006, and focused on upstream activities. The mid and downstream stages of the project are still in their conceptual stages, with PDVSA responsible for these studies. Although this project is now being carried out in Brazil, PEVIS personnel have been serving as the liaison between Venezuelan and Brazilian officials in order to facilitate this initiative.
     Mature Fields
     As part of the new business model implemented by PDVSA, the exploitation of developed fields (blocks that have been in operation for several years and in some cases abandoned due to their declining production rate with traditional methods) through incorporated joint ventures (mixed companies) with foreign companies will be projected for several assets in 2007 and 2008.
     Due to its geographic location and to particular characteristics that in some ways resemble the fields that PESA operated for ten or more years, PDVSA offered us five fields from its portfolio to be operated by a mixed company between both PDVSA and us.
     We and PDVSA studied the fields of Lido, Limon, Nieblas, Adas and La Paz during 2006 in order to create a development strategy for the mixed company. A final project was submitted to our Board of Directors in March 2007. At this point PEVIS was authorized to proceed with the negotiations with PDVSA and MENPET in order to create a mixed company to operate these fields. After our proposal, PDVSA required the payment of an entry bonus, a type of downpayment used in the bid, in order to authorize the creation of the mixed company. The negotiations regarding the amount of this bonus are still in progress and results are expected during the second semester of 2007.
     Project PT Moruy
     This project is being developed through an incorporated joint venture with Teikoku (PT MORUY II, S.A.), giving equal shares to each company, to explore one offshore block in the Venezuelan Gulf called Moruy II, for the production of non-associated gas. The rights to explore and develop this block were obtained in an open bid organized by MENPET in November 2005. In February 2006, a Gas License was granted to PT MORUY II, S.A. and all the studies officially started.
     The license, under the Venezuelan law for gaseous hydrocarbons, entitles the licensee to explore and develop the area if commercial resources of free gas are found. The joint venture has a firm commitment to perform a seismic survey in the area and the drilling of one exploratory well over a period of 30 months.

     During 2006, several studies were performed to design the required seismic survey and the process for implementing the survey, which were finished in the third quarter of 2006. In January 2007, the vessel to perform seismic studies arrived in the Moruy II block, and all the necessary permits and licenses were obtained.
     The 3D seismic acquisition was performed between January and March 2007, completing the entire scope of the study in accordance with the budget and time allotted, with the required quality and without any environmental incident or any issue raised by the surrounding communities. Currently the interpretation of the seismic data, development of technical studies associated with environmental licenses, and the planning of all the activities related to the drilling of the exploratory well are being conducted as planned.
     Other relevant facts during 2007
     As an extension of all the activities and milestones accomplished in 2006, in 2007 PEVIS has taken a series of actions to move forward into the development of its projects in Venezuela and also in allocating technical personnel to some of our localities in order to accommodate the human resources demand from several of the corporate ventures in Brazil and abroad.
Ecuadorian Activities
     In Ecuador, our subsidiary, Petrobras Energía, or PESA, operates Blocks 18 and 31. As of December 31, 2006, we had interests, through PESA, of 30% and 60% in Blocks 18 and 31, respectively.
     Block 18 is located in the Oriente basin of Ecuador, having a significant potential of 28º to 33° API light crude oil reserves. The concession for production activities in Block 18 is for an initial 20-year term from October 2002. Once this term expires, Ecuadorian hydrocarbon laws provides for the possibility of an additional five-year extension period.
     Block 18 has 25 productive wells, of which 3 are located at the Pata field and 22 are located at the Palo Azul field. No exploration wells were drilled in Ecuador during 2006. In 2006 drilling of 8 productive wells resulted in a significant increase in production. The oil treatment plant and ducts became operational in December 2006 and currently allow the treatment of 40,000 barrels of dry oil per day and increase gross production that had been limited by the former production facilities.
     Block 31 is located in a highly sensitive ecological area of the Amazon jungle in the central part of the eastern border of the upper Amazon basin and covers an area of 494 thousand net acres. Pursuant to the block’s production sharing agreement between Petroecuador and PESA, Petroecuador is entitled to a crude oil production share ranging between 12.5% and 18.5%, depending on the field’s daily crude oil production and crude oil gravity.
     PESA also conducted extensive exploratory work in Block 31, including the drilling of four exploratory wells, which led to the discovery of the Apaika/Nenke, Obe, and Minta fields.
     In August 2004, the Ecuadorian Government approved an environmental impact study, but due to limitations imposed by the Ministry of the Environment in Ecuador (MAE) relating to works within Parque Nacional Yasuní, works were temporarily suspended. Petrobras Energía Ecuador, MAE and the Ministry of Energy and Mines of Ecuador are working to agree on a new development plan for Block 31. Based on the proposal submitted by the Company, the new development project associated with the Apaika and Nenke fields will minimize impact on Parque Nacional Yasuní. PESA will use cutting-edge technology in connection with oil production and environmental protection, this certainly being an example of integration between oil production activities and nature.
     Regarding the exploitation of Blocks 18 and 31, PESA signed an agreement with OCP (Oleoducto de Crudos Pesados), whereby an oil transportation capacity of 80,000 bbl/d is secured for a 15-year term, starting November 10, 2003.
     On January 11, 2007, PESA obtained approval from the Ecuadorian Government, for the sales agreement by which it will transfer 40% of its rights and interest in Blocks 18 and 31 and the corresponding rights and obligations, including in the OCP, to Teikoku Oil Co. As a result of this authorization, the parties are currently in the process of completing the necessary formalities, including the necessary steps towards obtaining amendments to the participation contracts, in order to incorporate Teikoku as a partner in the agreements for Blocks 18 and 31. Once the amendments are finalized, the terms and economic conditions of the Teikoku transaction will go into effect. See “—International—Ecuadorian Activities.”
     As of December 31, 2006, PESA’s crude oil proved reserves in Ecuador were approximately 53.9 million of barrels of oil and its oil production averaged 11.9 thousand barrels per day.
Peruvian Activities
     As of December 31, 2006, PESA’s combined crude oil and natural gas proved reserves in Peru were approximately 88 million of barrels of oil equivalent and PESA’s combined oil and gas production averaged 14.5 thousand barrels per day.
     In May 2004, PESA entered into a contract with Repsol Exploración Perú S.A. to perform certain exploration activities jointly in Block 57, which is located in the Ucayali basin. Pursuant to this contract, PESA participates in Block 57 with a 35.15% interest. As of November 2004, PESA entered into an agreement with Occidental for the assignment to Petrobras Energía de Perú S.A. of 30% of the rights in the License Agreement for Hydrocarbon Exploration and Production in Lote 103.
     In 2005, PESA entered into license agreements for hydrocarbon exploration and production in Lote 58 and Lote 110 at the Ucayali Basin (adjacent to Camisea) and in Lote 112 at the Marañón Basin. Perupetro has recently awarded Petrobras Energía del Perú S.A Lote 117 located at the Marañón Basin.
     In 2006, we drilled 45 wells and performed 219 workovers. In addition, we extended our secondary recovery project, with 6 conversions of producing wells to injectors. As a result, investments for the year totaled approximately U.S.$64 million.
Uruguayan Activities
     In December 2004, we entered the Uruguayan market through the acquisition of 55% of the voting shares of Conecta S/A, which is one of the two local natural gas distribution companies operating in Uruguay, for U.S.$3.2 million. The other 45% of the Conecta’s voting shares remains with the state-owned Administratión Nacional de Combustibles Alcohol y Portland – ANCAP.
     Conecta has exclusive rights to supply small to medium-size consumers with a demand of up to 5,000 cmpd, and operates in small cities in Uruguay such as, Paysandu, Ciudad de la Costa y Colonia, selling 57,000 cmpd. Conecta’s revenues in 2006 were U.S.$5.6 million.
     In June of 2006, we finished the acquisition of 66% of the shares of Gaseba Uruguay—Grupo Gaz de France S.A. (“Gaseba”), a natural gas distribution concession in Montevideo, Uruguay. The company is now changing its name to Distribuidora de Gas de Montevideo – Grupo Petrobras. Gaseba has exclusive rights to supply small to medium-size consumers with a demand of up to 5,000 cmpd, and operates in the Montevideo area, selling 133,000 cmpd. Gaseba revenues under our management in 2006 were U.S.$15.1 million.
     Also in June of 2006, we completed the acquisition of Shell’s fuel and lubricant retail and commercial businesses in Uruguay. The company now controls 89 services stations, and installations for aviation fuel and asphalt, and a marine fuels business. Under our management in 2006, Petrobras Uruguay Distribución SA had U.S.$168.9 million in revenues, selling 199 thousand cubic meters of products.
Paraguayan Activities
     In March of 2006, we completed the acquisition of Shell’s fuel and lubricant retail and commercial businesses in Paraguay. The Company now controls 131 services stations, with 45 convenience stores, installations for aviation fuel supply and one LPG refueling plant. In 2006, under our management, Petrobras Paraguay Distribución Ltd had U.S.$171 million in revenues, selling 234 thousand cubic meters of products.

Colombian Activities
     In 2006, the National Hydrocarbons Agency and Ecopetrol approved the farm-in contract signed in 2005 with Hocol, which allowed us to acquire concession rights in the Upar, San Jacinto, Rio Paez, Achira and Rio Cabrera blocks.
     In 2006, we had interests in ten exploration contracts and seven production contracts in Colombia, including the recently acquired Tibu field, the contract for which was agreed upon with Ecopetrol in December 2006. We are the operating company in twelve of these contracts.
     As of December 31, 2006, our combined crude oil and natural gas proved reserves in Colombia were approximately 35.5 million of barrels of oil equivalent and our combined oil and gas production averaged 16.9 thousand barrels per day.
     At the end of 2006, we had control over 47 service stations and 17 convenience stores in Colombia, all of which now use our new brand image.
     We carried out seismic studies in Block Tayrona, a 22,346km2 offshore block in the Caribbean Sea of Colombia, in association with Exxon and Ecopetrol. We are the operator of the concession during the exploration phase.
U.S. Gulf of Mexico Activities
     Petrobras America, Inc., or PAI, our wholly-owned subsidiary, continues to expand its activities in the Gulf of Mexico’s deep and ultra-deep waters either through “farm-in” agreements (by which PAI, rather than obtaining an interest directly from the relevant government authorities, acquires an interest from a party who has already obtained such interest), or participation in Lease Sales conducted by the United States Minerals Management Service (the U.S. industry regulator). As of December 31, 2006, PAI held interests in 319 offshore blocks in the Gulf of Mexico from shallow to ultra-deep waters and 1 onshore block, 170 of which were operated by our subsidiary.
     As a result of its participation in Gulf of Mexico Lease Sale 198 and 200 in 2006, Petrobras was awarded a total of 43 exploration blocks: 37 blocks strengthened its position in deep and ultra-deep oil prospects while 6 blocks create a strong coverage in the westernmost part of the Gulf, where we now hold full control over 10 prospects with good potential for gas.
     The average production in the Gulf of Mexico reached only 4.0 thousand barrels of oil equivalent per day (boed), approximately 65% of the target, mainly due to operational matters relating to the ongoing effects of Hurricanes Rita and Katrina, which occurred at the end of 2005.
     In August 2006, we announced the acquisition of 25% participation of the Cascade Field and 26.67% participation of the Chinook field from BHP Billiton. PAI also agreed to buy the 15% participation from Hess in the Chinook Field. Since then, PAI has held 50% and 66.67% in Cascade and Chinook, respectively, and is the current operator of the two field developments. In December 2006, PAI announced the approval of the Conceptual Plan for the development of Cascade and Chinook from the United States Minerals Management Service (MMS). The plan includes the deployment of the first Floating, Production, Storage and Offloading (FPSO) facility in the Gulf of Mexico. PAI has proposed the use of six technologies which are new to the U.S. Gulf of Mexico including a disconnectable turret buoy allowing the FPSO to move offsite during hurricanes and severe weather conditions, crude transportation via shuttle tanker, free-standing hybrid risers, underwater electric submersible pumps, torpedo pile vertical loaded anchors and polyester mooring systems.
     In September 2006, we announced the closing of the acquisition by PAI of 50% of Pasadena Refining System Inc. (PRSI), formerly the Crown Refinery in Pasadena Texas from Astra Oil Company, a U.S.-based refining and trading company owned by the Belgian group Compagnie Nationale a Portefeuille SA-CNP. The purchase price was approximately U.S.$416 million. PAI and Astra are conducting studies to expand its capacity and install units that will enable it to process heavy oils and deliver high quality products.

     In February 2007, we announced that the first well of the Cottonwood Field started production with initial output of 1.1 million cubic meters of gas and 4,000 barrels of light oil (condensate) per day. A second well started production in March, boosting gas production to 2 million cubic meters per day. Together, the two wells will take the field production to about 20,000 barrels of oil equivalent per day. Cottonwood is the biggest Petrobras America field in production, leading PAI production to surpass 25,000 barrels of oil equivalent per day (boed) during 2007, up from the current 4,000 boed. This is the first deepwater field we have developed and put into production abroad as an operator. PAI holds 100% of Cottonwood Field, following the acquisition of 20% from Mariner Energy Inc. in November 2006. This event marks our return, as an operator, to the Gulf of Mexico.
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
     In 2006, this operation obtained the process certification, “Development, infrastructure and maintenance for activities in non-associate gas fields,” according to ISO 14001 and OHSAS 18001.
African Activities
     We have interests in four blocks in Nigeria, OML-127, OML-130, OPL-324 and OPL-315. We are partners in the Agbami Field, in the OML127 block, operated by Chevron, which is presently in the development phase, First, oil is estimated to occur in mid 2008, from an FPSO with a production capacity of 250,000 bpd. We also have a participation in the Akpo field, in the OML-130 block, operated by Total, with production scheduled to commence at the end of 2008, also by the means of a FPSO (185,000 bpd), which is now under construction. In 2006, we drilled 6 development wells in the Agbami field and 6 in the Apko field. Agbami and Akpo are both considered to be world class oil fields and we expect our share in their production to correspond to an aggregate of 67,000 bpd at their peak. Two other discoveries are under appraisal on Block OML-130: the Egina and Preowey fields, where we drilled three successful extension wells in 2006. During 2006 we also drilled an exploration well, known as a wildcat dry hole, in the OML-130 Block.
     We are the operating company in two other exploration blocks in Nigeria. In OPL-324, with ExxonMobil and Statoil as partners, we drilled one exploration well in 2006, fulfilling the exploration commitment for the second contractual phase, which ends in December 2008. Our participation in Block OPL-315 was acquired in the last Nigerian Bid Round, held in August 2005. The Production Sharing Agreement with NNPC was signed in February 2006. Our partners in this venture are Statoil and Ask Petroleum.
     We withdrew from the exploration block OPL-250 and we are the operating company in two other exploration blocks, OPL-324 and OPL-315. In 2006 we drilled one dry hole exploration well in Block 324. Participation in Block OPL-315 was acquired in the last Nigerian Bid Round, held in August 2005 and the first exploration well is expected to be drilled in 2007.
     In 2006, in Equatorial Guinea, we had a 50% participation in the drilling of a deepwater well operated by Chevron in Block L, which turned out to be dry. Chevron and Hess terminated operations in Block L, while we and our other partners, Tollow Oil and Sasol, awaited a decision from the government of Equatorial Guinea regarding the request for a three years extension of the current exploration phase concession, with additional seismic coverage as commitment. Our participation in Block L would increase to 67%, and we would be the operator.
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

     The Angolan branch of our wholly-owned subsidiary, Petrobras International Braspetro B.V., has continued to perform as a non-operating partner in two licenses under petroleum sharing agreements. No exploratory drilling was carried out in Angola during 2006. As of December 31, 2006, our combined crude oil and natural gas proved reserves in Angola were approximately 7.4 million of barrels of oil equivalent. For the year 2006, oil production averaged 5.37 thousand barrels per day.
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
     In Tanzania, we acquired and processed new seismic data in Blocks 5 and 6, located in the deep and ultra-deep waters of the Mafia Basin. The Production sharing agreement for Block 6 (11,099 km2) was signed in December, which together with Block 5, amounts to 20.3 thousand km2. We hold 100% of the rights and the operating right to both blocks. Depending on the studies now underway, we may enter a partnership in Block 5 to go to the next phase in securing an exploration license and drilling the first well in that Block.
     We acquired a 17% interest in the Zambezi Delta Block in Mozambique, an area of 45,000 km2 located offshore of Mozambique. The Company is committed to drilling a well in 2007. We are also expecting a seismic study for this year.
     In November 2006, we also signed a Memorandum of Understanding with a local state company named Empresa Nacional de Hidrocarbonetos (ENH), in order to jointly undertake E&P studies and biofuel related activities in the country, as well as professional training.
Middle East Activities
     In Iran we have a company called Petrobras Middle East B.V. (PEMID) and the principal activity is oil exploration and production. On July 14, 2004, PEMID’ signed with the National Iranian Oil Company, or NIOC, a Service Contract relating to exploration operation in the TUSAN block in shallow waters of the Persian Gulf, or the Contract Area. The exploration period under the Contract shall be 3.5 years. The operations authorized by NIOC to be carried out by PEMID are mainly related to exploration and appraisal for petroleum by topographical, geological, geophysical and other methods including seismic acquisition, drilling and all other activities normally associated with exploration in the Contract Area. We own a 100% interest in this block. The exploration will be carried out by PEMID, which was organized in October 2004. The first exploration well of the Tusan Block was drilled at the end of 2006. During 2006, we also evaluated other exploration opportunities in the Middle East.
     According to the terms of the Contract, during the exploration period a minimum amount of U.S.$32.2 million must be spent and if the Contract enters into optional exploration period, a further minimum amount of U.S.$10.0 million must be spent for exploration operations in the Contract Area. On December 20, 2005, the Company received approval from NIOC to spend up to $U.S.77.8 million. Furthermore, the total expenditures incurred would be recoverable from NIOC only if the exploration operations result in commercial discovery.
Turkey Activities
     In Turkey, we have a company called Petrobras Oil & Gas (PO&G) and we formed a partnership with the Turkish National Oil Company, Turkiye Petrolleri Anonim Ortaklig (TPAO) to explore and produce oil in two blocks with significant reserve potential in the Black Sea. The first is named the Kirklarelli block (License 3920), located in the western part of the Turkish portion of the Black Sea at a water depth of 1,200 meters. The second is called the Sinop block (License 3922), located in the central part of the Black Sea at a depth of 2,200 meters underwater. The two Joint Operating Agreements (JOA) were signed on August 17, 2006 and validated by the Turkish government on December 27, 2006. According to our completed technical evaluation, the two blocks that we purchased are the ones that present the best geological possibilities.

     At the end of February 2007, we finished our 3D seismic survey commitment for both blocks. Pursuant to our drilling commitment, we are looking for drilling services for the second quarter of 2009. In this regard, we signed a Memorandum of Understanding (MOU) on March 2007, in connection with our drilling commitment.
     We were the winner of two of the three blocks offered in the bidding process for deepwater exploration and production in the Black Sea held by the TPAO.
PifCo
     PifCo was established on September 24, 1997 as a wholly-owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly-owned subsidiary of Petrobras Internacional S.A. (Braspetro), which has since been absorbed by us. PifCo was initially incorporated under the name Brasoil Finance Company, which was changed by special resolution of PifCo’s Sole Shareholder to Petrobras International Finance Company on September 25, 1997. On January 14, 2000, the board of directors of Braspetro as well as our board of directors approved the transfer of 100% of PifCo’s voting shares from Brasoil to us. Since April 1, 2000, PifCo has been our wholly-owned subsidiary. On May 7, 2007, we replaced the existing Memorandum and Articles of Association in its entirety, with a new amended and restated Memorandum and Articles of Association. PifCo is a tax exempt company incorporated with limited liability under the laws of the Cayman Islands. PifCo’s registered office is located at Harbour Place, 103 South Church Street, 4th floor, George Town, Grand Cayman, Cayman Islands, and PifCo’s telephone number is 55-21-2240-1258. We are in the process of revising the current Memorandum and Articles of Association to increase the capital stock and to amend the stated purpose of PifCo. See Item 19 for a description of Exhibit 1.2 to this Annual Report.
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
     In addition, PifCo also engages in a number of activities that are conducted by four wholly-owned subsidiaries:
•	Petrobras Europe Limited, or PEL, a United Kingdom company that acts as an agent and advisor in connection with our trading activities in Europe, the Middle East, the Far East and North Africa;

•	Petrobras Finance Limited, or PFL, a Cayman Islands company, that carries out a financing program supported by future sales of fuel oil;

•	Bear Insurance Company Limited, or BEAR, a company incorporated in Bermuda that contracts insurance for us and our subsidiaries; and

•	Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. This company initiated its operations in July 2006.
     As part of our restructuring of our international business segment, in January 2003, PifCo transferred to us Petrobras Netherlands B.V., or PNBV, a Dutch company engaged in leasing activities of primarily offshore equipment to be used by us for exploration and production of crude oil and natural gas. PNBV became our directly wholly-owned subsidiary, effective as of January 2003.

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
Petrobras Singapore Private Limited (PSPL)
     In April 2006, PifCo incorporated a new wholly-owned subsidiary: Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. This company initiated operations on July 1, 2006.
Exports Prepayment Program
     We sell and deliver fuel oil and, subject to certain conditions, other oil products (collectively, the “Eligible Products”) to PFL under two principal agreements: Master Export Contract and the Prepayment Agreement. Until June 1, 2006, bunker fuel was also an Eligible Product under the Agreement, but was excluded from the Program after a Consent Solicitation approved by the investors on May 23, 2006. The PF Export Receivables Master Trust, or the Trust, was formed under the laws of the Cayman Islands to provide PFL with the funding necessary to purchase Eligible Products from Petrobras and resell these products through the arrangements described below.
     On May 21, 2003, the Trust issued to PFL U.S.$550 million of Senior Trust Certificates (the “Series 2003-A Senior Trust Certificates”), maturing on June 1, 2015. On the same date, the Trust issued U.S.$200 million of Senior Trust Certificates (the “Series 2003-B Senior Trust Certificates”), maturing on June 1, 2013. The Series 2003-A Senior Trust Certificates, along with the Series 2003-B Senior Trust Certificates, represent senior undivided beneficial interests in the property of the Trust (other than certain charitable property held by the Trust).
     On the same date, the Trust also issued to PFL U.S.$110 million in Series 2003-A Junior Trust Certificates and U.S.$40 million in Series 2003-B Junior Trust Certificates (collectively, the “Series 2003 Junior Trust Certificates. The Series 2003 Junior Trust Certificates represent junior subordinated undivided beneficial interests in the property of the Trust (other than the charitable property).
     The series 2003-A Senior Trust Certificates, the 2003-B Senior Trust Certificates and the 2003-A Junior Trust Certificates, the 2003-B Junior Trust Certificates are referred to collectively as series 2003 Trust Certificates.
     PFL agreed to transfer the Trustee, in return for the Series 2003 Senior Trust Certificates and Series 2003 Junior Trust Certificates, the right to an additional specified amount of receivables to be generated from PFL’s sale of Eligible Products with a value equal to the aggregate amount scheduled to be paid in respect of the Series 2003 Senior Trust Certificates and the Series 2003 Junior Trust Certificates. The value of receivables scheduled to be designated for sale in any quarterly period represents a portion, but not all, of the receivables expected to be generated from the sale of Eligible Products by PFL in such period. The remainder of such receivables remains the property of PFL.

     The timely payment of interest on, and scheduled principal of, the Series 2003-B Senior Trust Certificates is unconditionally and irrevocably guaranteed under a financial guaranty insurance policy issued by MBIA Insurance Corporation. The Series 2003-A Senior Trust Certificates do not have the benefit of any financial guaranty insurance policy.
     In addition to the Series 2003 Senior Trust Certificates currently outstanding, additional series of senior trust certificates (which may or may not benefit from a financial guaranty insurance policy) may be issued to PFL from time to time if Petrobras agrees to sell additional Eligible Products to PFL in an amount that is adequate to make all required payments under the additional series of senior trust certificates and certain other conditions are met.
     The other Senior Trust Certificates, issued in 2001, were prepaid. PFL prepaid the floating rate Senior Trust Certificates (Series 2001-A2 and 2001-C) on September 1, 2005 and the fixed rate Senior Trust Certificates (Series 2001-A1 and 2001-B) on March 1, 2006, in accordance with the applicable provisions of the governing agreements.
Petrobras’ Bunker Fuel and Fuel Oil Business
     As described above, PFL, a wholly-owned subsidiary of PifCo, purchases fuel oil from us and sells the products in the international market in order to generate export receivables to cover its obligations under the exports prepayment program. Until June 1, 2006, PFL also purchased bunker fuel from us but since then we have been selling bunker fuel in the international market directly and this product is no longer subject to our exports prepayment program.
     Bunker fuel is a common term for marine fuels that are burned in the boilers or engines of ships. We produce and export two types of bunker fuel: intermediate fuel oil or marine fuel (for ships’ main engines and, occasionally, auxiliary engines) and marine diesel fuel or marine gas oil (for auxiliary engines and main engines of military vessels).
     Our bunker fuel production in 2006 was 29,629 Mbbl, as compared to 28,000 Mbbl in 2005 and 27,425 Mbbl in 2004. Our total bunker fuel production totaled 141,664 Mbbl for the period from January 1, 2002 to December 31, 2006. We export approximately 80% of the bunker fuel we produce, with the exception of bunker fuel used by our fleet. Bunker fuel that we sell in Brazil to ships owned by non-Brazilian companies is considered an export under Brazilian regulations.
PETROBRAS’ ANNUAL BUNKER FUEL PRODUCTION

	2006	2005	2004	2003	2002
	(Mbbl)
Export	23,588	22,948	22,452	21,402	23,653
Domestic Consumption	1,614	1,313	1,061	1,048	1,620
Petrobras Fleet	4,427	3,739	3,912	4,291	4,596

Total	29,629	28,000	27,425	26,741	29,869

     Fuel oil originates from residual fractions of distillation units at the refinery and from other processes such as de-asphalting. Diluents in the form of lighter cutter stocks are mixed into the residue pool to create the desired viscosity for different types of fuel oil.
     Major buyers of our fuel oil include utilities, refineries and traders. Fuel oil is used by industries and utilities to run machinery and generate electricity. Commercial buildings and homes employ fuel oil for heating purposes, and refineries use fuel oil for blending purposes.
Fuel Oil Export Sales
     The following table sets forth our fuel oil export sales for the period from 2002 to 2006:

FUEL OIL EXPORT SALES

	2006	2005	2004	2003	2002
Millions of U.S.$	1,500.1	1,077.6	1,306.1	967.3	697.0
Millions of Barrels	67.3	25.5	47.5	38.4	30.8
Organizational Structure
     All of our 22 direct subsidiaries listed below are incorporated under the laws of Brazil, except PifCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil) and Petrobras Netherlands B.V. (PNBV), which are incorporated abroad. See Exhibit 8.1 for a complete list of our subsidiaries.

     The following diagram sets forth our significant consolidated subsidiaries as of December 31, 2006:

PETROBRAS
BRAZIL
ABROAD
BR
Gaspetro
TBG
Petroquisa
Transpetro
Downstream
REFAP
Termorio
FAFEN Energia
Petrobras
Comercializadora de Energia
Usina Térmica Nova Piratininga
Petrobras Negócios Eletrônicos
Baixada Santista
5283
SFE-Soc. Fluminense de Energia
Termoceará
Termomacaé Ltda
Termomacaé Comercialização de Energia
Fundo de Investimento Imobiliário RB Logística
PifCo
Brasoil
BOC
PNBV
PIB BV
PPSL
PEPSA
PAI
Pasadena
Refining
System

See Exhibit 8.1 for a complete list of our subsidiaries, including their full names, jurisdictions of incorporation and our percentage equity interest.

Property, Plants and Equipment
Petrobras
     Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves within Brazil, and we have certain rights to exploit those reserves pursuant to concessions. The greater part of our property, consisting of refineries and storage, production, manufacturing and transportation facilities, is located in Brazil. Our main owned and leased tangible assets consist of our wells, our platforms, our refining facilities, our pipelines, our vessels and other transportation assets and our power plants. Some of these assets are subject to liens but the value of such encumbered assets is not material. See Item 4. “Information on the Company” for a description of our reserves, sources of crude oil and natural gas, main tangible assets and material plans for expansion and improvements in our facilities.
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
     Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. In addition, Article 1 of Law No. 2,004 of 1953 granted the Brazilian government a monopoly over the research, exploration, production, refining and transportation of crude oil and oil products in Brazil and its continental shelf, subject only to the right of companies engaged in crude oil refining and the distribution of oil products at that time to continue those activities. Under Article 2 of Law No. 2,004, the Brazilian government made us its exclusive agent for purposes of exploiting the Brazilian government’s monopoly. In 1988, when it enacted the current Brazilian Constitution, the Brazilian Congress incorporated Article 1 of Law No. 2,004 into the Constitution and included within the scope of the Brazilian government’s monopoly the importation and exportation of crude oil and oil products.
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
     The Oil Law also created an independent regulatory agency, the Agência Nacional de Petróleo, Gas, e Combustíveis Renováveis (ANP). The ANP’s function is to regulate the oil, natural gas and renewable fuels industry in Brazil. A primary objective of the ANP is to create a competitive environment for oil and gas activities in Brazil that will lead to the lowest price and best services for consumers. Among its principal responsibilities is to regulate concession terms for upstream development and award new exploration concessions. See Item 10. “Additional Information—Material Contracts—Petrobras—Concession Agreements with the ANP.”
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
     Our strategic objectives and planning are subject to supervision by the Ministry of Planning, Budget and Management. Our activities are also subject to regulation by the Ministry of Finance and the Ministry of Mines and Energy, among others. In addition, since our common and preferred shares and ADSs are traded on the São Paulo Stock Exchange, the New York Stock Exchange, Mercados del Valores Latinoamericanos en Euros (LATIBEX) and Buenos Aires Stock Exchange, respectively, we are also regulated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM), the Securities and Exchange Commission, Comisión Nacional del Mercado de Valores – CNMV and Comisión Nacional de Valores, or the CNV, as of April 27, 2006.
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

	PIS/PASEP
	and COFINS
Product	rate		CIDE
	(reais/m3, except
	LPG/metric ton)
Gasoline	R$	261.60	280.0
Diesel		148.00	70.0
Jet Fuel		71.20	—
LPG		167.70	—

     For certain trading transaction, the taxpayer may still opt to pay the PIS/PASEP tax and the COFINS as ad valorem taxes.
     Previously, beginning with the implementation of the Oil Law in 1997 and through December 31, 2001, the Brazilian oil and gas sector was significantly deregulated and the Brazilian government changed its price regulation policies. Under these regulations, the Brazilian government:
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
     Until the passage of the Oil Law 9,478 in 1997, the Brazilian government had the power to regulate all aspects of the pricing of crude oil, oil products, fuel alcohol and other energy sources in Brazil, including natural Gas and Power.
Crude Oil and Refined Oil Products
     Pursuant to the Oil Law and subsequent legislation as per Law No. 10,336 dated December 19, 2001, the oil and gas markets in Brazil underwent regulatory change beginning January 2, 2002. As part of this action:
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
     Previously, until the enactment of the Oil Law, the Brazilian government regulated all aspects of the pricing of crude oil and oil products in Brazil, from the cost of crude oil imported for use in our refineries, to the price of refined oil products charged to the consumer.
Natural Gas
     Starting in January 2002, price controls on natural gas prices in Brazil were eliminated. Some contracts that were signed under the old system of price controls are still in force, but new contracts must contain clauses ensuring that prices are freely negotiated amongst the parties.
     The Petroleum and Alcohol Account — Certification and Settlement As provided in the Oil Law 9,478, the fuel market in Brazil was freed of price controls as of January 1, 2002, permitting other companies to produce and sell on the domestic market and, also, import and export oil and oil products. In addition, as of January 1, 2002, we were no longer required to charge the prices established by the Brazilian government on the sale of oil products, and the realization price is no longer established by a formula adjusted to the international market.

     Considering the price deregulation in the market and current legislation, as of January 1, 2002 the Petroleum and Alcohol Account is no longer used to reimburse expenses related to the supply of oil products and fuel alcohol to us and third parties. The movements in the account for periods after 2002 relate only to (i) payments and adjustments mandated by the Agência Nacional do Petróleo — ANP with no impact on the income statement and (ii) adjustments resulting from the audit of the account by the ANP.
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
     The following table summarizes the changes in the Petroleum and Alcohol Account for 2006, 2005 and 2004:

	For the Year Ended December 31,
	2006	2005	2004
	(in millions of U.S. dollars)
Opening balance	$329	$282	$239
Reimbursements to Petrobras: transport of oil products	—	—	1
Financial income	7	9	4
Results of certification/audit process conducted by the Brazilian government	—	—	16
Partial settlement	—	—	(3)
Translation gain (loss)(1)	32	38	25

Ending balance	$368	$329	$282

(1)	Exchange rate translation gains (losses) are recorded as a component of cumulative translation adjustments.
     The U.S.$39 million increase in the balance of the Petroleum and Alcohol Account during 2006 was primarily a result of the 10.7% appreciation of the real against the U.S. dollar.

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
     Special participation is an extraordinary charge we, and all other concessionaires, must pay in the event of high production volumes and/or profitability from oil fields, according to criteria established by applicable regulation, and is payable on a quarterly basis for each field from the date on which extraordinary production occurs. This participation rate, whenever it is due, varies between 0% and 40% depending on:
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
Environmental Regulations
     All phases of the crude oil and natural gas business present environmental risks and hazards. Our facilities in Brazil are subject to a wide range of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. At the federal level, our offshore activities and those which involve more than one state of the Federation are subject to the regulatory authority of the Conselho Nacional do Meio Ambiente (National Council for the Environment) and to the administrative authority of the Brazilian Institute for the Environment and Renewable Natural Resources, or IBAMA, which issues operating or drilling licenses. Maintenance of the licenses requires the submission of reports, including safety and pollution monitoring reports (IOPP) to IBAMA. Onshore environmental, health and safety conditions are controlled at the state rather than federal level. Law No. 6,938 of August 31, 1981, and subsequent regulations and decrees established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for polluting activities.
     CONAMA’s Resolution No. 23 of 1994 requires us to conduct environmental studies in connection with a number of our activities. We must eliminate, mitigate, or compensate relevant parties for any adverse environmental effects identified through these studies.
     On December 27, 2000, Law No. 10,165, modifying Law No. 6,938, created the Taxa de Controle e Fiscalização Ambiental (Environmental Control and Inspection Tax, or TCFA). The law empowers IBAMA to collect, on a quarterly basis, certain fees from us and other companies that meet a minimum revenue threshold, are engaged in potentially environmentally damaging activities and/or are exploiting natural resources within Brazil. At present, we do not consider this fee imposed by IBAMA to be material. The Confederação Nacional da Indústria (Brazilian Industry Confederation, or CNI) is currently challenging the constitutionality of these fees in the Brazilian Supreme Court (Supremo Tribunal Federal, or STF).
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
     In 2006, we invested approximately U.S.$645 million in environmental projects as compared to approximately U.S.$521 million in 2005. These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, implementing new environmental technologies and upgrading our pipelines.
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
Health, Safety and Environmental Initiatives
Initiatives
     The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated energy company. In order to address and prioritize health, safety and environmental concerns and ensure compliance with environmental regulations, we have:
•	developed the PEGASO program to upgrade our pipelines and other equipment, implement new technologies, improve our emergency response readiness, reduce emissions and residues and prevent environmental accidents. From April 2000 to December 2006, we spent approximately U.S.$4.081 billion under this program, including the Programa de Integridade de Dutos (Pipeline Integrity Program) through which we conduct inspections of, and improvements to, our pipelines. In 2006, we spent approximately U.S.$562 million in connection with the PEGASO program;

•	proposed the execution of, or entered into, environmental commitment agreements with several environmental protection agencies and/or the federal or state public ministries, in which we agree to undertake certain measures in order to complete the environmental licensing for several of our operating facilities;

•	integrated our corporate health department into the already existing corporate environment and safety department, thereby facilitating the development of systematic, company-wide procedures to handle concerns related to health, safety and the environment, or HSE;

•	established our new HSE policy and corporate guidelines, which focus on principles of sustainable development, compliance with legislation and the availability and use of environmental performance indicators;

•	undertook capital investments to reduce the HSE risk of our operations, including making improvements to our refineries and transportation facilities and developing and implementing oil pollution prevention guidelines;

•	built nine environmental protection centers and seven advanced bases for oil spill prevention, control and response, established local and regional, onshore and offshore contingency plans involving public services and communities to deal with oil spills, and chartered three dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting;

•	received HSE integrated management certificates for our operating units. As of December 2006, Petrobras owned 34 certificates for its operating units in Brazil and 20 for units abroad. These certificates acknowledge the compliance of our HSE management system with ISO 14001 (environment) and OHSAS 18001 (health and safety) standards. Because some of those certificates cover more than one site, the total number of certified sites is 159 in Brazil and 20 abroad. The Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the IMO International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997;

•	implemented through the Programa de Segurança de Processo (Process Safety Program) standardized, company-wide guidelines for HSE management, for effectively investigating incidents and for strengthening our institutional commitment to HSE through employee training. The HSE Management Manual developed through that program is a day-to-day management tool currently being applied in all of our operating units;

•	implemented the “Excellence in Health, Safety and Environment” Project, included in our Strategic Agenda, which, through actions already defined in all of our business and services segments and in our subsidiaries, seeks to ensure that by 2015, we reach the same level of performance as measured by safety, environmental and health indices as the leading oil, Gas and Power companies in the world;

•	developed an Air Emissions Management System, in conjunction with an international consulting company, for our operations in Brazil and South America. The system gathers information about emissions of sulfur dioxide, nitrogen oxides, carbon monoxide, the main greenhouse gases (carbon dioxide, methane and nitrous oxide), volatile organic compounds (VOCs) and particulate material, allowing us to improve the management of our emissions. We have registered our 2004 Annual Emissions Summary in the Global Greenhouse Gas Register of the World Economic Forum. The report gathers data provided by the Air Emissions Management System and is available for public access through the Forum’s website;

•	established a corporate goal, included in our Balanced Scorecard, for avoiding emissions of greenhouse gases (GHG). Considering the projects included in our 2007-2011 Business Plan,, we aim to cut 18.5 million tons of GHG emissions through 2011, by implementing projects that may also be eligible for the Clean Development Mechanism of the Kyoto Protocol;

•	participated in negotiations conducted by the Brazilian Ministry of Mines and Energy of new regulations of environmental compensation related to the implementation of new projects;

•	participated with the Brazilian Ministry of Mines and Energy and IBAMA in a governmental follow-up group created to supervise the implementation of the new planned gas pipelines and oil and gas production projects;

•	participated regularly in the discussion agenda of the Brazilian Ministry of Mines and Energy and the Ministry of the Environment about environmental issues affecting our business; and

•	participated directly in discussions with the Ministry of the Environment and IBAMA regarding issues that could affect Petrobras’ business.
     In addition, we conduct environmental studies for all new projects as required by Brazilian environmental legislation, and our HSE department evaluates each and every project with a total budget exceeding U.S$25 million to confirm its compliance with all HSE requirements and adoption of the best HSE practices throughout the project’s life cycle.
     We will continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.
     Our Executive Board has approved the building of three biodiesel production plants, with a total capacity of 150,000 tons per year. The three plants will demand an investment of about U.S.$90.5 million each and are expected to begin operations in December of 2007.
     We have bought 70,000 cubic meters of biodiesel, certified with the “social fuel” label, to be delivered throughout 2006. Social fuel is fuel manufactured under a government program designed to promote family-run agricultural enterprises.
     In 2006, BR purchased an interest in Brazil small hydroelectric plants for a total value of R$74.6 million, to hold a 49% participation. This allowed the distribution of 13 small hydroelectric plants throughout the states of Minas Gerais, Espírito Santo, Rio de Janeiro, Goiás and Mato Grosso do Sul, with an aggregate power potential of 291 MW.
     An additional undertaking in this area is our participation in two other small hydroelectric plants through our affiliate, Termoeléctrica Potiguar S.A.: Clean Water and Air. Together, the two allow for 25.4 MW of power potential.
     The 15 small hydroelectric plants are linked to PROINFA, the Brazilian Government’s Incentive Program of Brazilian Government for Alternative Energy Sources.
Management
     We have an HSE Management Committee, which was created by our executive officers to ensure that HSE issues are addressed throughout the company. The committee is composed of executive managers of our different business segments and of directors of our controlled companies, BR Distribuidora and Transpetro. The work of the HSE Management Committee is supported by three permanent subcommittees and by temporary commissions and work groups, each one responsible for a specific HSE issue, such as licensing and environmental compensation, emissions and climate change, operational risk assessment, management of change, new projects and health management.
     We have also created an Environmental Committee, which is composed of three members of our Board of Directors. The committee is responsible for, among other things: (1) overseeing and managing environmental and work safety issues affecting us; (2) establishing measurable environmental targets and ensuring compliance; and (3) recommending changes in environmental, health and safety policy, if necessary, to our Board of Directors. The Environmental Committee charter is still subject to approval by our Board of Directors.
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

     In the past, we have faced little competition as a result of the prevailing laws that effectively gave us a monopoly. With the end of this monopoly and regulatory reform, other participants may now explore, produce, transport and distribute oil products in Brazil. As a result, some participants have already begun importing refined oil products, which will compete with oil products from our Brazilian refineries, as well as the oil products we currently import. We now have to compete with global imports at international prices. We expect that this additional competition may affect the prices we can charge for our oil products, which in turn will affect the profit we can make. We estimate that we had a market share of approximately 98.1% in the Brazilian oil production segment in 2006. We do not have meaningful competitors in the oil production segment in Brazil. In the oil exploration segment, we estimate that the exploration activities conducted solely by us represented approximately 72% (number of exploration wells we drilled solely compared to the total number of exploration wells drilled in Brazil in 2006) of the Brazilian oil exploration market in 2006 and the exploration activities conducted by us in conjunction with other partners represented approximately 86% (number of exploration wells we drilled solely and with partners compared to the number of exploration wells drilled in Brazil in 2006) of the oil exploration market in Brazil in 2005. Our main competitors in the oil exploration segment are Agip, Devon, Shell, Maersk, Statoil, Chevron Texaco, Encana, El Paso and BG Group. We also expect continued competition in our distribution segment, where we currently face the most significant competition of any of our business segments. In particular, we face competition from small distributors, many of which have been able, and may continue to be able, to avoid paying sales taxes and mix their gasoline with inexpensive solvents, enabling them to sell gasoline at prices below ours. We had a market share of approximately 42.6% in the Brazilian oil products distribution segment according to Sindicom, a Brazilian industry association of oil and gas distribution companies. Our main competitors in this segment are Shell, Esso and Texaco.
     In the natural gas and power segment, we expect competition from new entrants that are acquiring interests in natural gas distribution and gas-fired power generation companies, and existing competitors that are expanding operations in order to consolidate their position in Brazil. We had a market share of approximately 94.3% in the Brazilian natural gas segment based on 2006 volumes sold to the Local Distribution Companies and total natural gas market, according to the Associação Brasileira das Empresas de Gás Natural (the Brazilian Society of Natural Gas Companies, or ABEGÁS).
     In the international segment, we plan to continue expanding operations, although we expect to face continuing competition in the areas in which we are already active, including the Gulf of Mexico, Africa and the Southern Cone. We have already become a major player in some of the countries in which we have international operations. In Argentina, we estimate that we have a market share of 13.5% for auto fuel and 12.3% for lubricants. In Bolivia, we have a market share of 92% of the oil refining market, 0.3% of the fuel market, and 72% of lubricants.
Insurance
     Our insurance programs principally focus on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risks associated with our principal assets, such as refineries, tankers, our fleet and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers. Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s rating agency or B+ or higher by A.M. Best. Substantially all of our international operations are insured or reinsured by our Bermudian subsidiary Bear Insurance Company Limited following exactly the same rating criteria.
     Less valuable assets, such as small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured. We do not maintain coverage for business interruption, except for a minority of our international operations. We also do not maintain coverage for our wells for substantially all of our Brazilian operations.
     We maintain coverage for operational third-party liability with respect to our onshore and offshore activities, including environmental risks such as oil spills. The insurance policy covers any damage resulting from either our or our affiliates’ activities, with the exception of our international activities, which have their own insurance and are therefore not included in this policy. In Brazil, our coverage in this policy is of up to U.S.$220 million per accident in the aggregate (fines imposed by government authorities are not covered). In case of an accident, this coverage may not be sufficient to compensate us for losses incurred. Although we do not insure most of our pipelines, we have insurance against damage or loss resulting from specific incidents, as well as oil pollution from our pipelines. Our fleet and most of our Mobile Offshore Units are entered in Protection and Indemnity Insurance mutuals (“P&I Clubs”), that provide collective self-insurance to their members against third party liabilities and expenses arising from owning ships or operating ships as principals.
     We also maintain coverage for risks associated with transportation, hull and machinery risk and directors and officers (D&O) insurance coverage. All projects and installations under construction are insured in compliance with the terms of the relevant financing agreements, usually through a performance bond in connection with completion of the contract and/or other damage and liability insurance. All projects and installations under construction that have an estimated maximum loss above U.S.$40 million are covered by a construction policy.
     The premium for renewing our property risk insurance policy for a 12-month period commencing June 2006 was U.S$34.5 million. This represented an increase of 17% over the preceding 12-month period. The increase was primarily due to an increase in the insured value of our assets, which in the same period, increased by 32%, from U.S.$32.7 billion to U.S$43.2 billion. Since 2001, our risk retention has increased and our deductibles may reach U.S.$40 million in certain cases.
     Our facilities are regularly subject to risk surveys undertaken by international risk consultants. The reports and recommendations prepared in these surveys are released to our insurers and underwriters, as well as the actions taken by us to meet these recommendations. All the significant accidents and their causes, as well as the improvements we make to our HSE standards are periodically released to the public.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS .
Management’s Discussion and Analysis of Petrobras’ Financial Condition and Results of Operations
     You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.
Overview
     We earn income from:
•	domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.
     Our expenses include:
•	costs of sales (which are composed of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and costs of exploration;

•	selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.
     Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in the domestic prices of crude oil and oil products, which are denominated in reais;

•	fluctuations in the real/U.S. dollar and Argentine peso/U.S. dollar exchange rates;

•	Brazilian political and economic conditions; and

•	the amount in taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.
Sales Volumes and Prices
     The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell. Our consolidated net sales in 2006 totaled approximately 1,104,723 million barrels of crude oil equivalent, representing U.S.$72,347 million in net operating revenues, as compared to approximately 1,025,033 million barrels of crude oil equivalent, representing U.S.$56,324 million in net operating revenues, as compared to approximately 989,719 million barrels of crude oil equivalent, representing U.S.$38,428 million in net operating revenues in 2004.
     As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian domestic market. Therefore, it is oil product prices, rather than crude oil prices, that most directly affect our financial results. Nonetheless, as crude oil production increases, and as exports increase, the increase in crude oil production will have a greater relative importance.
     Oil product prices vary over time as the result of many factors, including the price of crude oil. The average prices of Brent crude, an international benchmark oil, were approximately U.S.$65.14 per barrel in 2006, U.S.$54.38 per barrel in 2005 and U.S.$38.21 per barrel for 2004. For December 2006, Brent crude oil prices averaged U.S.$62.33 per barrel. For the first quarter of 2007, although crude oil prices have been showing some volatility, they are also maintaining the level of U.S.$60.00 per barrel.
Domestic Sales Volumes and Prices
     During 2006, approximately 69.7% of our net operating revenues were derived from sales of crude oil and oil products in Brazil, as compared to 72.4% in 2005 and 73.2% in 2004. As export volumes of crude oil and oil products have increased, domestic sales as a percentage of net operating revenues have declined.
     Our revenues are principally derived from sales in Brazil. The following table sets forth our domestic sales by volume of oil products, natural gas and fuel alcohol for each of 2006, 2005 and 2004:

	For the Year Ended December 31,
	2006			2005			2004
		Net	Net		Net	Net		Net	Net
		Average	Operating		Average	Operating		Average	Operating
	Volume	Price	Revenues	Volume	Price	Revenues	Volume	Price	Revenues
	(Mbbl,			(Mbbl,			(Mbbl,
	except as			except as			except as
	otherwise	(U.S.$)	(U.S.$ in	otherwise	(U.S.$)	(U.S.$ in	otherwise	(U.S.$)	(U.S.$ in
	noted)	(1)	millions)	noted)	(1)	millions)	noted)	(1)	millions)
Energy products:
Automotive gasoline	112,541	73.86	8,312	104,901	$60.08	$6,302	100,712	$41.58	$4,188
Diesel	245,159	83.65	20,507	242,831	68.20	16,561	240,237	44.64	10,725
Fuel oil	36,340	47.47	1,725	36,243	40.81	1,479	39,654	28.45	1,128
Liquid petroleum gas	73,382	36.00	2,642	77,891	34.55	2,691	76,982	28.14	2,166

Total energy products	467,422		33,186	461,866		27,033	457,585		18,207

Non-energy products:
Petrochemical naphtha	60,197	63.31	3,811	57,281	53.49	3,064	57,595	42.28	2,435
Others	96,369	63.09	6,080	80,953	58.35	4,724	77,652	41.96	3,258

Total non-energy products	156,566		9,891	138,234		7,788	135,247		5,693

Fuel alcohol	59	67.80	4	126	23.81	3	455	30.77	14
Natural gas (BOE)	88,839	26.27	2,334	83,090	21.77	1,809	77,310	18.61	1,439

Sub-total	712,886	63.71	45,415	683,316	53.61	36,633	670,597	37.81	25,353

Distribution net sales	204,649	91.46	18,718	201,347	78.53	15,811	182,327	57.36	10,458
Intercompany net sales	(195,903)	69.89	(13,692)	(187,268)	62.22	(11,651)	(164,730)	46.69	(7,692)

Total domestic market	721,632	69.90	50,441	697,395	58.49	40,793	688,194	40.86	28,119

Export net sales	259,630	55.39	14,381	187,008	47.80	8,938	186,221	31.81	5,923
International net sales	73,363	62.72	4,601	64,860	48.41	3,140	83,800	33.89	2,840
Others	50,098	47.87	2,398	75,770	40,09	3,038	31,504	39.17	1,234

Sub-Total	383,091	55.81	21,380	327,638	46.14	15,116	301,525	33.15	9,997

Services	—	—	526	—	—	415	—	—	312

Consolidated net sales	1,104,723		72,347	1,025,033		$56,324	989,719		$38,428

(1)	Net average price calculated by dividing net sales by the volume for the year.
     During 2006, we did not announce any increases in our prices for gasoline and diesel in the domestic market.
Export Sales Volumes and Prices
     While our principal market is the Brazilian market, as our domestic production of crude oil has increased, we have begun to export greater amounts of crude oil and oil products that exceed Brazilian demand. We also export volumes of domestically produced heavy crude oil that our refineries are unable to process operationally or economically. See Item 4. “Information on the Company—Refining, Transportation and Marketing.” Our export volumes of crude oil and oil products totaled 212,210 million barrels of crude oil equivalent in 2006, as compared to 187,007 million barrels of crude oil equivalent in 2005 and to 186,221 million barrels of crude oil equivalent in 2004. We base our crude oil export prices on international prices, as adjusted to reflect specific market conditions. We determine export prices of our oil products and natural gas by reference to market conditions, as well as direct negotiations with our clients. As a result of an increase in average prices and volume of export sales of crude oil and oil products, the total value of our crude oil and oil product exports (measured on a free-on-board basis) in 2006 was U.S.$14,381 million, as compared to U.S.$8,938 million in 2005 and to U.S.$5,923 million in 2004, representing approximately 19.9% of our net operating revenues in 2006, as compared to 15.9% in 2005 and 15.4% in 2004. See Item 4. “Information on the Company—Refining, Transportation and Marketing-Exports.”
International Volumes and Prices
     We produce, refine, transport, distribute and market crude oil and natural gas internationally. Sales from production outside Brazil to sources outside Brazil were U.S.$2,398 million in 2006, U.S.$3,038 million in 2005 and U.S.$2,840 million in 2004, representing approximately 3.3% of our net operating revenues in 2006, as compared to 5.4% of our net operating revenues in 2005 and to 7.4% in 2004. We expect our international sales to continue growing as our international production continues to grow and we increase our refining and distribution capacity abroad. See Item 4. “Information on the Company—International.”
Import Purchase Volumes and Prices
     We continue to import lighter crude oil for blending in our own refineries, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products, to attend the demand of the Brazilian retail market. We have continuously upgraded our refineries to handle heavier crude oil in order to reduce our purchases of imported crude oil and oil products by refining a greater portion of our heavier crude oil production. The upgrade in our refineries mentioned above has increased the margin between our net operating revenues and cost of goods sold, since it is less expensive to produce crude oil domestically than it is to import crude oil. In 2006, the net margin decreased to 17.7% as compared to 18.4% in 2005, as a result of an increase in imported crude oil to 370 Mbpd in 2006 from 352 Mbpd in 2005. The increase in the importation of lighter crude oils is in line with the strategy of international marketing operations, which make the importing of lighter crude oils rather than middle distillates more feasible.
     Prior to December 31, 2001, we were the only company permitted to import oil products to supply the Brazilian market’s demand for these products. Now that other parties are permitted by law to import oil products and supply the market, we continue to reevaluate our strategy in order to achieve optimal levels of imports for our profitability. We imported a total of 43.1 million barrels of oil products in 2006, as compared to 34.8 million barrels of oil products in 2005 and to 40.1 million barrels of oil products in 2004. See Item 4. “Information on the Company—Refining, Transportation and Marketing-Imports.”
Effect of Taxes on our Income
General
     In addition to taxes paid on behalf of consumers to federal, state and municipal governments, such as the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, we are required to pay three principal charges on our oil production activities in Brazil:
•	Royalties, which generally correspond to a percentage between 5% and 10% of production, are calculated based on a reference price for crude oil or natural gas, and will thus vary with the international price of crude oil. The ANP also takes into account the geological risks involved, and productivity levels expected, with respect to a particular concession. Virtually all of our crude oil production is currently taxed at the maximum royalty rate.

•	Special Participation, which applies to our larger, more profitable fields, and ranges from 0% to 40% depending on the volumes of crude oil produced in the fields, the location of the fields (including whether they are onshore or offshore), water depth and number of years that the field has been in production, and the quality of the oil that is produced. In 2006, the tax was charged on 19 of our fields, including Marlim, Albacora, Roncador, Leste do Urucu, Rio Urucu, Canto do Amaro, Marimbá, Marlim Sul, Namorado, Carapeba, Pampo, Albacora Leste, Barracuda, Caratinga, Cherne, Pilar, Fazenda Alegre, Miranga and Carmópolis. The tax is based on net revenues of a field, which consists of gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes. The Special Participation Tax uses as a reference international oil prices converted to reais at the current exchange rate.

•	Retention Bonus, which is a tax payable on those concessions that are available for exploration and production, and is calculated at a rate established by the ANP, taking into consideration factors such as the location and size of the relevant concession block, the sedimentary basin and its geological characteristics.
     These charges imposed by the Brazilian government are included in our cost of goods sold. In addition, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil. See Note 3 to our audited consolidated financial statements.

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
     We estimate the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase by approximately R$9.4 billion (U.S.$4.3 billion) per year as a result of this change in legislation. This increase could have a material adverse effect on our results of operations and financial condition.
Financial Income and Expense
     We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.
     Our financial income was U.S.$1,165 million in 2006, U.S.$710 million in 2005 and U.S.$956 million in 2004.
     We incur financial expenses from short and long-term debt denominated in U.S. dollars, reais and other currencies. Our financial expenses were U.S.$1,340 million in 2006, U.S.$1,189 million in 2005 and U.S.$1,733 million in 2004. In addition, we capitalized U.S.$1,001 million in interest in 2006, as compared to U.S.$612 million in 2005 and to U.S.$267 million in 2004.
Inflation and Exchange Rate Variation
Inflation
     Since the introduction of the real as the Brazilian currency in July 1994, inflation in Brazil has remained relatively stable, although it increased markedly in 2002. Inflation was 3.8% in 2006, 1.2% in 2005 and 12.1% in 2004, as measured by the IGP-DI, a general price index. Inflation has had, and may continue to have, effects on our financial condition and results of operations. A large percentage of our total costs are in reais, and our suppliers and service providers generally attempt to increase their prices to reflect Brazilian inflation. These increases are counteracted by the adjustments that we make to our prices to offset the effects of inflation and an appreciation of the U.S. dollar against the real.
Exchange Rate Variation
     Since we adopted the real as our functional currency in 1998, fluctuations in the value of the real against the U.S. dollar, particularly depreciations of the real had, in the past, and will continue to have, if they reoccur, multiple effects on our results of operations. Our reporting currency for all periods is the U.S. dollar. We maintain our financial records in reais, and translate our statements of operations into U.S. dollars at the average rate for the period. The amounts reported in our statements of operations in any given period will be reduced at the same rate as the real has depreciated in relation to the U.S. dollar during that period. During 2006, however, there was an 8.7%

appreciation of the real against the U.S. dollar, as compared to an appreciation of 11.8% in 2005, and an 8.1% appreciation in 2004.
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
     Another effect of depreciation is that our operating costs and expenses when expressed in U.S. dollars tend to decline. This happens primarily due to the fact that a substantial portion of our costs and operating expenses is denominated in reais. Prior to 2003, our reais-denominated costs increased at a rate slower than the depreciation. Accordingly, the effect was to decrease costs of locally supplied products and services when reported in U.S. dollars. The opposite effects occur when the real appreciates against the U.S. dollar such as in 2004, 2005 and 2006. In recent periods, the exchange rate variation has had the following additional effects, among others, on our financial condition and results of operations:
•	We record the remeasurement effects of our non-reais denominated assets and liabilities held in Brazil (e.g., cash, cash equivalents and financial obligations) in our statements of income. Primarily because of our substantial liabilities denominated in foreign currency, we recorded a U.S.$55 million net foreign exchange gain in our 2006 statement of income, as compared to a U.S.$269 million net foreign exchange gain in 2005 and to a U.S.$368 million net foreign exchange gain in 2004. To the extent these variations are not recognized in a transaction (such as the repayment of the debt in the period in which there is a depreciation), the foreign exchange gain is added back for purposes of determining our cash flow.

•	Our other assets and liabilities in Brazil, primarily accounts receivable, inventories and property, plant and equipment, cash and cash equivalents and government securities, pension plan liabilities, health care benefits and deferred income taxes, are all translated into U.S. dollars. Therefore, any depreciation (appreciation) of the real against the U.S. dollar will be reflected as a reduction (gain) in the U.S. dollar value of those assets and liabilities, charged directly to shareholders’ equity. These currency translation effects are beyond our control. Accordingly, we recorded a U.S.$3,230 million credit directly to shareholders’ equity in our statement of changes in shareholders’ equity for 2006, without affecting net income, to reflect the appreciation of the real against the U.S. dollar of approximately 8.7%, as compared to a credit of U.S.$3,107 million in 2005 to reflect the appreciation of 11.8%, as compared to a credit of U.S.$1,911 million in 2004 to reflect the appreciation of 8.1%.
     Foreign currency translation adjustments reflecting a depreciation have a significant impact on the balance sheet of a company such as ours, whose assets are primarily denominated in reais, but whose liabilities are primarily denominated in foreign currencies. The reductions in our asset values charged to shareholders’ equity, however, do not necessarily affect our cash flows, since our revenues and cash earnings are to a large degree linked to the U.S. dollar, and a portion of our operating expenses are linked to the real.
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

	2006	2005	2004
Crude Oil and NGL Production (Mbpd)
Brazil	1,778	1,684	1,493
International	130	163	168
Non-consolidated international production(1)	12	—	—

Total Crude Oil and NGL Production	1,920	1,847	1,661
Change in Crude Oil and NGL Production	4.0%	11.2%	(2.4)%
Average Sales Price for Crude (U.S.$ per bbl)
Brazil	$54.71	$45.42	$33.49
International	$44.02	$34.91	$26.51

Natural Gas Production (Mmcfpd)
Brazil	1,660	1,644	1,590
International	595	576	564
Non-consolidated international production(1)	12	—	—

Total Natural Gas Production	2,267	2,220	2,154
Change in Natural Gas Production (sold only)	2.2%	3.1%	7.2%
Average Sales Price for Natural Gas (U.S.$ per Mcf)
Brazil	2.61	2.17	1.93
International	2.16	1.64	1.17
Year End Exchange Rate	2.14	2.34	2.65
Appreciation (Depreciation) during the year(2)	8.7%	11.8%	8.1%
Average Exchange Rate for the year	2.18	2.44	2.93
Appreciation (Depreciation) during the year(3)	10.7%	16.8%	4.8%
Inflation Rate (IGP-DI)	3.8%	1.2%	12.1%

(1)	Non-consolidated companies in Venezuela.

(2)	Considering year end exchange rate.

(3)	Considering average exchange rate for the year.
Results of Operations for the year ended December 31, 2006(“2006”) compared to the year ended December 31, 2005 (“2005”).
     The comparison between our results of operations for 2006 and for 2005 has been affected by the 10.7% decrease in the average real/U.S. dollar exchange rate for 2006 as compared to the average real/U.S. dollar exchange rate for 2005.

     The exchange variation resulting from monetary assets and liabilities related to operations of consolidated subsidiaries whose functional currency is not reais are not eliminated in the consolidation process and such results are accounted for as cumulative translation adjustments.
Revenues
     Net operating revenues increased 28.4% to U.S.$72,347 million for 2006, as compared to U.S.$56,324 million for 2005. This increase was primarily attributable to: an increase in prices of our products, both in the domestic and international markets; an increase in sales volume both in the domestic and international markets; and the 10.7% increase in the value of the real against the U.S. dollar in 2006, as compared to 2005.
     Consolidated sales of products and services increased 26.8% to U.S.$93,893 million for 2006, as compared to U.S.$74,065 million for 2005, primarily due to the increases mentioned immediately above.
     Included in sales of products and services are the following amounts that we collected from customers on behalf of the federal or state governments:
•	Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 21.9% to U.S.$17,906 million for 2006, as compared to U.S.$14,694 million for 2005, primarily due to the increase in prices and sales volume of our products and services; and

•	CIDE, the per-transaction fee, which increased 19.5% to U.S.$3,640 million for 2006, as compared to U.S.$3,047 million for 2005. This increase was primarily attributable to the increase in sales volume of our products and services and to the 10.7% increase in the value of the real against the U.S. dollar in 2006, as compared to 2005.
Cost of sales (excluding Depreciation, depletion and amortization)
     Cost of sales for 2006 increased 34.3% to U.S.$40,061 million, as compared to U.S.$29,828 million for 2005. This increase was principally a result of:
•	a U.S.$3,376 million increase in the cost of imports due to higher prices for the products imported and to the increase in the volume of products imported;

•	a U.S.$2,588 million increase in costs associated with a 19.4% increase in our international market sales volumes;

•	a U.S.$2,033 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$7,443 million for 2006, as compared to U.S.$5,410 million for 2005, as a result of higher international oil prices and the new interpretation by the ANP prohibiting the deductibility of charges associated with project financing for the Marlim field; including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.$3,885 million for 2006, as compared to U.S.$3,016 million for 2005, as a result of higher international oil prices and an increase of U.S.$249 million due to the new interpretation by the ANP mentioned above;

•	a U.S.$187 million expense related to gas produced and re-injected in reserves in the Solimões, Campos and Espírito Santo basins;

•	a U.S.$156 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PifCo; and

•	the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Depreciation, depletion and amortization
     We calculate depreciation, depletion and amortization of most of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 25.5% to U.S.$3,673 million for 2006, as compared to U.S.$2,926 million for 2005. This increase was primarily attributable to the following:
•	increased capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and

•	the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.
Exploration, including exploratory dry holes
     Exploration costs, including for exploratory dry holes, decreased 7.4% to U.S.$934 million for 2006, as compared to U.S.$1,009 million for 2005. This decrease was primarily attributable to the U.S.$71 million of gains resulting from the revision of estimated costs related to abandonment of wells and to the decrease of U.S.$109 million in expenses related to dry holes. These decreases were partially offset by the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.
Impairment of oil and gas properties
     For 2006, we recorded an impairment charge of U.S.$21 million, as compared to an impairment charge of U.S.$156 million for 2005. During 2006, the impairment charge was primarily related to producing properties in Brazil and the most significant amounts were related to our Três Marias, Trilha and Córrego de Pedras fields. During 2005, the impairment charge was primarily related to a loss in some of our investments in Venezuela (U.S.$134 million), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP) in connection with its nationalization measures. See note 9(c) and 9(e) to our consolidated financial statements for the year ended December 31, 2006.
Selling, general and administrative expenses
     Selling, general and administrative expenses increased 11.5% to U.S.$4,989 million for 2006, as compared to U.S.$4,474 million for 2005.
     Selling expenses increased 11.8% to U.S.$2,394 million for 2006, as compared to U.S.$2,141 million for 2005. This increase was primarily attributable to the following:
•	an increase of approximately U.S.$43 million in expenses related to the increased consumption of materials;

•	an increase of approximately U.S.$23 million in personnel expenses due to the increase in our workforce and salaries;

•	an increase of approximately U.S.$13 million in expenses mainly associated with transportation costs of oil products, due mainly to an increase in the exports; and

•	the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.
General and administrative expenses increased 11.2% to U.S.$2,595 million for 2006, as compared to U.S.$2,333 million for 2005. This increase was primarily attributable to the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.
Research and development expenses
     Research and development expenses increased 82.2% to U.S.$727 million for 2006, as compared to U.S.$399 million for 2005. This increase was primarily due to:

•	a provision for an ANP research and development investment, related to regulation ANP 05/2005, in the amount of approximately U.S.$249 million;

•	additional investments in programs for environmental safety, including deepwater and refining technologies of approximately U.S.$31 million; and

•	the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.
Other operating expenses
     Other operating expenses decreased 25.6% to a total of U.S.$1,081 million for 2006, as compared to U.S.$1,453 million for 2005.
     The most significant charges for 2006 were:
•	a U.S.$568 million expense for institutional relations and cultural projects;

•	a U.S.$331 million expense for idle capacity from gas-fired power plants;

•	a U.S.$75 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

•	a U.S.$64 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$46 million gain related to bonuses received from partners and other results with non-core activities.
     The most significant charges for 2005 were:
•	a U.S.$457 million expense for gas-fired power plants related to idle capacity and penalties and contingencies;

•	a U.S.$397 million expense for institutional relations and cultural projects;

•	a U.S.$255 million loss related to the exchange of assets between us and Repsol that occurred in 2001. See Note 10(b) to our consolidated financial statements for the year ended December 31, 2006;

•	a U.S.$139 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

•	a U.S.$64 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$61 million expense related to contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.
Equity in results of non-consolidated companies
     Equity in results of non-consolidated companies decreased 79.9% for a gain of U.S.$28 million for 2006, as compared to a gain of U.S.$139 million for 2005, primarily as a result of losses in investments in certain affiliated companies of Petrobras Distribuidora S.A., in the amount of U.S.$52 million and in certain affiliated companies of Petrobras S.A., in the amount of U.S.$43 million.
Financial income
     We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

     Financial income increased 64.1% to a gain of U.S.$1,165 million for 2006 as compared to U.S.$710 million for 2005. This increase was primarily attributable to an increase in financial interest income from short-term investments, in the amount of U.S.$229 million, in 2006 as a result of increased cash and cash equivalent due to increases in operational cash generation, and an increase in financial income from customers in the amount of U.S$147 million, as compared to 2005. A breakdown of financial income and expenses is disclosed in Note 13 to our consolidated financial statements for the year ended December 31, 2006.
Financial expenses
     Financial expenses increased 12.7% to U.S.$1,340 million for 2006, as compared to U.S.$1,189 million for 2005. This increase was primarily attributable to the increase of U.S.$378 million of losses on derivatives instruments principally due to cancellation of gas hedge contract; and U.S.$143 million of losses with repurchased securities. These increases were partially offset by the increase of U.S.$389 million in our capitalized interest as part of the cost of construction and development of crude oil and natural gas production projects. A breakdown of financial income and expenses is disclosed in Note 13 to our consolidated financial statements for the year ended December 31, 2006.
Monetary and exchange variation on monetary assets and liabilities, net
     Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$75 million for 2006, as compared to a gain of U.S.$248 million for 2005. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 8.7% appreciation of the Real against the U.S. dollar during 2006, as compared to the 11.8% appreciation of the Real against the U.S. dollar during 2005.
Employee benefit expense for retired participants
     The employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 2.3% to U.S.$1,017 million for 2006, as compared to U.S.$994 million for 2005. This increase was primarily attributable to the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005. This increase was partially offset by the decrease of U.S.$96 million in the employee benefit expense for non-active participants due to the increase in expected return on plan assets regarding the good market performance during 2006.
Other taxes
     Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 59.2% to U.S.$594 million for 2006, as compared to U.S.$373 million for 2005. This increase was primarily attributable to:
•	an increase of U.S.$54 million in the PASEP/COFINS tax related to the increase in financial income;

•	an increase of U.S.$49 million in the CPMF, a tax payable in connection with certain bank account transactions;

•	an increase of U.S.$48 million in taxes related to the increase in operations with SPEs, mainly with Companhia Locadora de Equipamentos Petrolíferos – CLEP, Nova Transportadora do Sudeste — NTS and Nova Transportadora do Nordeste — NTN;

•	an U.S.$12 million increase in taxes in Colombia and Bolivia, related to foreign remittance accounts and dividends; and

•	the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Other expenses, net
     Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased 39.3% to U.S.$17 million for 2006, as compared to U.S.$28 million for 2005, primarily due to the decrease in expenses related to platforms that were not producing.
Income tax (expense) benefit
     Income before income taxes, minority interest and extraordinary gain increased 31.3% to U.S.$19,161 million for 2006, as compared to U.S.$14,592 million for 2005. The income tax expense increased 28.1% to U.S.$5,691 million for 2006, as compared to U.S.$4,441 million for 2005, primarily due to the increase in income mentioned above. This increase was partially offset by the additional tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$1,012 million for 2006 as compared to tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$791 million for 2005. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is disclosed in Note 3 to our consolidated financial statements for the year ended December 31, 2006.
Extraordinary gain, net of taxes
     We recorded an extraordinary gain, net of taxes, in the amount of U.S.$158 million due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to a contingent purchase price adjustment on the exchange of assets between us and Repsol that occurred in 2001. See Note 10 (b) to our consolidated financial statements for the year ended December 31, 2006.
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
     Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:
•	Value-added (ICMS), PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 34.7% to U.S.$14,694 million for 2005, as compared to U.S.$10,906 million for 2004, primarily due to the increase in prices and sales volume of our products and services; and

•	CIDE, the per-transaction fee, which increased 16.3% to U.S.$3,047 million for 2005, as compared to U.S.$2,620 million for 2004. This increase was primarily attributable to the increase in sales volume of our products and services and to the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Cost of sales (excluding Depreciation, Depletion and Amortization)
     Cost of sales for 2005 increased 40.2% to U.S.$29,828 million, as compared to U.S.$21,279 million for 2004. This increase was principally a result of:
•	a U.S.$1,834 million increase in taxes and charges paid to the Brazilian government totaling U.S.$5,410 million for 2005, as compared to U.S.$3,576 million for 2004, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$3,016 million for 2005, as compared to U.S.$1,883 million for 2004, as a result of higher international oil prices;

•	a U.S.$1,654 million increase in the cost of imports due to higher prices for the products imported;

•	a U.S.$1,375 million increase in costs attributable to: (1) maintenance and technical services for well restoration, materials, support for vessels, undersea operations, freight with third parties (these prices tend to accompany the international oil prices) consumption of chemical products to clear out and eliminate toxic gases – principally at Marlim; and (2) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits;

•	a U.S.$1,281 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PifCo;

•	a U.S.$561 million increase in costs associated with a 9.0% increase in our international market sales volumes;

•	a U.S.$534 million increase in costs in our Argentinean subsidiary PEPSA mainly due to oil products purchases as a result of total capacity utilization of its refineries and higher sales volume of petrochemical products;

•	a U.S.$198 million increase in costs associated with a 1.7% increase in our domestic sales volumes; and

•	the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Depreciation, depletion and amortization
     We calculate depreciation, depletion and amortization of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 17.9% to U.S.$2,926 million for 2005, as compared to U.S.$2,481 million for 2004. This increase was primarily attributable to the following:
•	increased property, plant and equipment expenditures an increased crude oil and natural gas production; and

•	the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
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
Impairment of oil and gas properties
     For 2005, we recorded an impairment charge of U.S.$156 million, as compared to an impairment charge of U.S.$65 million for 2004. During 2005, the impairment charge was primarily related to investments in Venezuela (U.S.$134 million), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP). During 2004, the impairment charge was related to producing properties in Brazil and principle amounts were related to the Company’s Cioba off-shore field (U.S.$30 million). See Note 10(d) to our consolidated financial statements for the year ended December 31, 2005.
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
Other operating expenses
     Other operating expenses amounted to U.S.$1,453 million for 2005, as compared to U.S.$480 million for 2004.

     The charges for 2005 were:
•	a U.S.$457 million expense for gas-fired power plants related to idle capacity and penalties and contingencies;

•	a U.S.$397 million expense for institutional relations and cultural projects;

•	a U.S.$255 million loss related to the exchange of assets between us and Repsol that occurred in 2001. See Note 10(b) to our consolidated financial statements for the year ended December 31, 2006;

•	a U.S.$139 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

•	a U.S.$64 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$61 million expense related to contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.
     The charges for 2004 were:
•	a U.S.$262 million expense for institutional relations and cultural projects;

•	a U.S.$87 million expense for legal liability and contingencies related to pending lawsuits; and

•	a U.S.$85 million expense for unscheduled stoppages of plant and equipment.
Equity in results of non-consolidated companies
     Equity in results of non-consolidated companies decreased 19.2% to a gain of U.S.$139 million for 2005, as compared to a gain of U.S.$172 million for 2004, primarily due to the results of our investments in certain gas-fired power and petrochemical companies being lower as certain of these entities have been subsequently purchased and are now consolidated on a line by line basis; and as a result of losses in investments in certain affiliated companies of Petrobras Energia Venezuela S.A, in the amount of U.S.$19 million.
Financial income
     We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.
     Financial income decreased 25.7% to U.S.$710 million for 2005 as compared to U.S.$956 million for 2004. This decrease was primarily attributable to the reduction of fair value adjustments on gas hedge transactions in the amount of U.S.$460 million.
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
Employee benefit expense for non-active participants
     The employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 52.9% to U.S.$994 million for 2005, as compared to U.S.$650 million for 2004. This increase in costs was primarily attributable to an increase of U.S.$212 million in the annual actuarial calculation of our pension and health care plan liability and to the 16.8% average increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
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
Other expenses, net
     Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased 84.5% to U.S.$28 million for 2005, as compared to U.S.$181 million for 2004, primarily due to the decrease in expenses related to platforms that were not producing.
Income tax (expense) benefit
     Income before income taxes, minority interest, extraordinary item and accounting changes increased 63.3% to U.S.$14,592 million for 2005, as compared to U.S.$8,935 million for 2004. The income tax expense increased 99.1% to U.S.$4,441 million for 2005, as compared to U.S.$2,231 million for 2004, primarily due to the increase in income, mentioned above. This increase was partially offset by the additional tax benefits related to interest on shareholders’ equity that amounted to U.S.$791 million for 2005, as compared to U.S.$650 million for 2004.
     The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our consolidated financial statements for the year ended December 31, 2005.
Extraordinary gain, net of taxes
     We recorded an extraordinary gain, net of taxes, in the amount of U.S.$158 million due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to a contingent purchase price adjustment on the exchange of assets between us and Repsol occurred in 2001. See Note 11(c) to our consolidated financial statements for the year ended December 31, 2005.
Business Segments
     Set forth below is selected financial data by segment for 2006, 2005 and 2004:

SELECTED FINANCIAL DATA BY SEGMENT

	For the Year Ended December 31,
	2006	2005	2004
	(In millions of U.S. dollars)
Exploration, Development and Production (Exploration and Production Segment)
Net revenues to third parties (1)(2)	$3,351	$1,874	$2,487
Intersegment net revenues	32,387	26,950	16,384

Total net operating revenues (2)	35,738	28,824	18,871
Depreciation, depletion and amortization	(2,166)	(1,571)	(1,322)
Net income (3)	11,958	9,469	5,949
Capital expenditures	7,329	6,127	4,574
Property, plant and equipment, net	33,979	25,876	20,458
Refining, Transportation and Marketing (Supply Segment)
Net revenues to third parties (1)(2)	$42,831	$33,229	$20,981
Intersegment net revenues	15,128	12,286	7,786

Total net operating revenues(2)	57,959	45,515	28,767
Depreciation, depletion and amortization	(669)	(644)	(548)
Net income (3)	2,540	2,245	825
Capital expenditures	1,936	1,749	1,367
Property, plant and equipment, net	9,828	8,098	6,333
Distribution (Distribution Segment)
Net revenues to third parties (1)	$18,394	$15,642	$10,328
Intersegment net revenues	287	225	158

Total net operating revenues	18,681	15,867	10,486
Depreciation, depletion and amortization	(143)	(100)	(59)
Net income (3)	298	311	168
Capital expenditures	351	207	47
Property, plant and equipment, net	1,468	1,238	1,011
Natural Gas and Power (Gas and Power Segment)
Net revenues to third parties (1)	$2,833	$1,932	$1,547
Intersegment net revenues	1,257	1,232	474

Total net operating revenues	4,090	3,164	2,021
Depreciation, depletion and amortization	(197)	(105)	(100)
Net loss (3)	(502)	(342)	(347)
Capital expenditures	1,664	694	782
Property, plant and equipment, net	6,828	5,328	4,506
International (International Segment)
Net revenues to third parties (1)	$4,938	$3,647	$3,085
Intersegment net revenues	1,133	880	519

Total net operating revenues	6,071	4,527	3,604
Depreciation, depletion and amortization	(417)	(461)	(423)
Net income (3)	123	526	568
Capital expenditures	2,637	1,175	727
Property, plant and equipment, net	5,722	4,655	4,160

(1)	As a vertically integrated company, not all of our segments have significant third-party revenues. For example, our exploration and production segment accounts for a large part of our economic activity and capital expenditures, but has little third party revenues.

(2)	Since 2005, revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be either the Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were allocated entirely to the Exploration & Production segment. This classification generated no significant impact on the results reported for these segments and segment information has not been restated as it is impracticable to gather and collect data for prior periods as to point of sale.

(3)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve our management’s understanding, since the first quarter of 2006 we have switched to allocating all financial results and items of a financial nature to the corporate level, including prior years.

Management’s Discussion and Analysis of PifCo’s Financial Condition and Results of Operations
Overview
     PifCo is a wholly-owned subsidiary of ours. Accordingly, PifCo’s financial position and results of operations are significantly affected by our decisions. PifCo’s ability to meet its outstanding debt obligations depends on a number of factors, including:
•	our financial condition and results of operations;

•	the extent to which we continue to use PifCo’s services for market purchases of crude oil and oil products;

•	Our willingness to continue to make loans to PifCo and provide PifCo with other types of financial support;

•	PifCo’s ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	PifCo’s ability to transfer our financing costs to us.
     PifCo earns income from:
•	sales of crude oil and oil products to us;

•	limited sales of crude oil and oil products to third parties; and

•	the financing of sales to us, inter-company loans to us and investments in marketable securities and other financial instruments.
     PifCo’s operating expenses include:
•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	selling, general and administrative expenses; and

•	financial expense, mainly from interest on its lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from us.
Purchases and Sales of Crude Oil and Oil Products
     PifCo typically purchases crude oil and oil products in transactions with payment terms of approximately 30 days. We typically pay for shipments of crude oil and oil products that PifCo sells to us over a period of up to 330 days, which allows us sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for our shipments. Before February 2005, PifCo sold crude oil and oil products to us under terms that allowed for payment up to 270 days from the date of the bill of lading. During this period, PifCo typically finances the purchase of crude oil and oil products through either funds previously provided by us or third-party trade finance arrangements. The difference between the amount PifCo pays for crude oil and oil products and the amount we pay for that same crude oil and oil products is deferred and recognized as part of PifCo’s financial income on a straight-line basis over the period in which our payments to PifCo come due.

Results of Operations
Results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005.
Net Loss
     PifCo had a loss of U.S.$210.5 million in 2006, as compared to a loss of U.S.$27.8 million in 2005, primarily due to (1) the notes repurchased in connection with the debt tender offer resulting an expense of U.S.$160.0 million, and (2) the payment of premium related to the PFL prepaid fixed rate Senior Trust Certificates (Series A1 and B) in the amount of U.S.$13.7 million.
Sales of Crude Oil and Oil Products and Services
     PifCo’s sales of crude oil and oil products and services increased 28.8% from U.S.$17,136.1 million in 2005 to U.S.$22,069.8 million in 2006. This increase was primarily due to a 19.8% increase in the average price of Brent crude oil, from U.S.$54.38 per barrel in 2005 to U.S.$65.14 per barrel in 2006 and due to a 15.3% increase in the volume of trading sales of crude oil and oil products.
Cost of Sales
     Cost of sales increased 29.0% from U.S.$16,983.3 million in 2005 to U.S.$21,900.5 million in 2006. This increase was primarily due to the increase in the average price of Brent crude oil and volume described above.
Selling, General and Administrative Expenses
     PifCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 25.1% from U.S.$165.7 million in 2005 to U.S.$207.4 million in 2006, of which U.S.$171.0 million consisted of shipping expenses due to an increase in average freight rates in the period, as the result of changes in international market trends and shipping routes.
Financial Income
     PifCo’s financial income consists of the financing of sales to us and inter-company loans to us, and investments in marketable securities and other financial instruments. PifCo’s financial income increased 30.6% from U.S.$984.0 million in 2005 to U.S.$1,285.2 million in 2006, primarily due to (1) an increase in the amount of sales to us made during 2005 compared to 2004, as well as the amount of sales during 2006, resulting in additional financial income due to the financing terms granted to us and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”), (2) an increase in loans to related parties, and (3) an increase in interest income from short and long-term investments as a result of a higher returns.
Financial Expense
     PifCo’s financial expense consists of interest paid and accrued on PifCo’s outstanding indebtedness and other fees associated with PifCo’s issuance of debt. PifCo’s financial expense increased 45.9% from U.S.$998.9 million in 2005 to U.S.$1,457.8 million in 2006, primarily due to (1) the notes repurchased in connection with the debt tender offer resulting an expense of U.S.$160.0 million, (2) an increase in inter-company loans from us, (3) an increase in interest expenses associated with lines of credit and (4) the payment of premium related to the PFL prepaid fixed rate Senior Trust Certificates (Series A1 and B) in the amount of U.S.$13.7 million.
Liquidity and Capital Resources
Petrobras
Overview
     Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and leaseback agreements. We believe these sources of funds, together with our strong cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements. In 2007, our major cash needs include planned capital expenditures of U.S.$23,706 million, announced dividends of U.S.$3,693 million and payments of U.S.$4,519 million on our long-term debt, leasing and project financing obligations.
Financing Strategy
     The objective of our financing strategy is to help us achieve the targets set forth in our business plan released on June 30, 2006, which provides for capital expenditures of U.S.$87.1 billion from 2007 through 2011. We will continue our policy of extending the term of our debt maturity profile, while keeping leverage within the comfortable range, so that, in spite of the expansion of investments, average financial leverage should be close to that under the previous plan. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitization and issuance of debt, and a share repurchase program that was approved by our Board of Directors on December 15, 2006.
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
     In accordance with Senate Resolution Nº 96/89 the level of our borrowings is subject to an annual maximum amount, exclusive of certain permitted commercial obligations, based on shareholders’ equity, debt service expense and other factors as of the prior year and subject to certain ongoing quarterly adjustments. For 2006, the maximum level of debt that we could incur was set at U.S.$985 million. The maximum level was set at U.S.$891.6 million for 2005 and U.S.$958 million for 2004.
     All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budget amount for any year also require approval of the Brazilian Senate.
Sources of Funds
Our Cash Flow
     On December 31, 2006, we had cash and cash equivalents of U.S.$12,688 million as compared to U.S.$9,871 million at December 31, 2005.
     Operating activities provided net cash flows of U.S.$21,077 million for 2006, as compared to U.S.$15,115 million for 2005. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$16,023 million, primarily due to an increase in sales volume and in prices in both the domestic market and outside of Brazil.
     Net cash used in investing activities increased to U.S.$14,681 million for 2006, as compared to U.S.$10,207 million for 2005. This increase was due primarily to our capital expenditures associated with our operating activities, which used U.S.$14,643 million, including U.S.$7,329 million related to our exploration and production projects in Brazil, mainly in the Campos basin.
     Financing activities used net cash of U.S.$4,354 million for 2006, as compared to net cash used in financing activities in the amount of U.S.$2,625 million for 2005. This increase was primarily due to an increase in the amount of dividends paid to shareholders, in 2006 as compared to 2005, and to the debt repurchase tender offer of notes of PifCo, in the amount of U.S.$1,046 million.

Short-Term Debt
     Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. On December 31, 2006, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$1,293 million as compared to U.S.$950 million on December 31, 2005.
Long-Term Debt
     Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt remained relatively constant, amounting to U.S.$12,616 million on December 31, 2006, as compared to U.S.$12,931 million on December 31, 2005.
     Included in these figures on December 31, 2006 are the following international debt issues:

Notes	Principal amount
6.625% Step Down Notes due 2007 (1)	EUR 134 million
PifCo’s 9.125% Notes due 2007 (2)	U.S.$500 million
PifCo’s 9.875% Notes due 2008 (2)	U.S.$450 million
PifCo’s 9.750% Notes due 2011 (2)	U.S.$600 million
PifCo’s 4.750% Senior Exchangeable Notes due 2007	U.S.$338 million
PifCo’s 12.375% Global Step-up Notes due 2008 (3)	U.S.$400 million
PifCo’s 9.125% Global Notes due 2013	U.S.$750 million
PifCo’s 8.375% Global Notes due 2018	U.S.$750 million
PifCo’s 3.748% Senior Trust Certificates due 2013	U.S.$200 million
PifCo’s 6.436% Senior Trust Certificates due 2015	U.S.$550 million
PEPSA’s 9.375% Notes due 2013	U.S.$100 million
PifCo’s 7.75% Global Notes due 2014	U.S.$600 million
PifCo’s 6.125% Global Notes due 2016	U.S.$500 million
PifCo’s 2.15% Japanese Yen Bonds due 2016 (4)	U.S.$294 million
PEPSA’s 9.00% Notes due 2009	U.S.$181 million
PEPSA’s 8.13% Notes due 2010	U.S.$349 million
PEPSA’s 6.55% Notes due 2011	U.S.$87 million
PEPSA’s 9.38% Notes due 2013	U.S.$200 million

(1)	Euro; U.S.$1.3191 = EUR 1.00 at December 31, 2006.

(2)	Issued by PifCo, with support from us through a standby purchase agreement and with insurance against 18 months of inconvertibility and transfer risk for interest payments.

(3)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at rate of 12.375% per year thereafter, with interest payable semi-annually. Issued by PifCo, with support from us through a standby purchase agreement.

(4)	Issued by PifCo on September 27, 2006 in the amount of ¥ 35 billion.
Project financing
     Since 1997, we have utilized project financing to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies (SPCs) established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the SPCs’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the SPC or, in some cases, acquire control over the SPC itself.
     Outstanding project financing, plus the current portion of our project financing, totaled U.S.$6,374 million at December 31, 2006, as compared to U.S.$6,042 million at December 31, 2005.
     During 2006, we made capital expenditures of U.S.$7,329 million (50.1% of our total capital expenditures) in connection with exploration and development projects in Brazil, mainly in the Campos Basin, a number of which are being financed through project financings.
     Of the U.S.$2,955 million projected amount of expenditures for project financings in 2007, we expect that approximately U.S.$819 million will be used by our exploration and production segment, U.S.$397 million by our supply segment and U.S.$1,739 million by our Gas and Power segment. The amount of Gas and Power segment will be applied directly by SPC’s created for this finality.
     On December 31, 2006, the long-term portion of project financings becomes due in the following years:

(in millions
of U.S. dollars)
2008	1,252
2009	993
2010	666
2011	401
2012	158
2013 and thereafter	722

4,192

PifCo
Overview
     PifCo finances its oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from us and the issuance of notes in the international capital markets. As an offshore non-Brazilian company, PifCo is not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, the issuance of any debt follows the recommendation by any of our Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.
Sources of Funds
PifCo’s Cash Flow
     On December 31, 2006, PifCo had cash and cash equivalents of U.S.$510.8 million, as compared to U.S.$230.7 million at December 31, 2005. The increase in cash was primarily a result of proceeds from short and long term loans from us during 2006. PifCo’s operating activities used net cash of U.S.$1,967.4 million in 2006, as compared to using net cash of U.S.$5.9 million in 2005, primarily as a result of (i) an increase in trade accounts receivable from related parties, as a result of an increase in the average price of Brent crude oil, (ii) the change of the period during which we pay PifCo for shipments of crude oil and oil products from 270 to 330 days and (iii) an increase in the volume of trading sales of crude oil and oil products. PifCo’s investing activities used net cash of U.S.$1,891.0 million in 2006, as compared to using net cash of U.S.$2,271.0 million in 2005, primarily as a result of a decrease in outstanding position of marketable securities due to the amortization of CLEP securities in the amount of U.S.$630 million. PifCo’s financing activities provided net cash of U.S.$4,138.5 million in 2006, as compared to providing net cash of U.S.$1,400.3 million in 2005, primarily as a result of an increase in proceeds from short and long-term loans from us.

Accounts Receivable
     Accounts receivable from related parties increased 22.8% from U.S.$8,681.1 million on December 31, 2005 to U.S.$10,658.9 million on December 31, 2006, primarily as a result of an increase of 19.8% in the average price of Brent crude oil and due to a 15.3% increase in the volume of trading sales of crude oil and oil products.
PifCo’s Short-Term Borrowings
     PifCo’s short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. PifCo’s outstanding position at December 31, 2006 in irrevocable letters of credit was U.S.$552.1 million, as compared to U.S.$369.5 million at December 31, 2005. Considering only the issuance of irrevocable letters of credit supporting oil imports, PifCo’s outstanding position at December 31, 2006 was U.S.365.0 million, as compared to U.S.$300.6 million at December 31, 2005. At December 31, 2006, PifCo had accessed U.S.$329.2 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$493.6 million accessed at December 31, 2005. The weighted average annual interest rate on these short-term borrowings was 6.76% at December 31, 2006, as compared to 5.0% at December 31, 2005. At December 31, 2006, PifCo had utilized all the proceeds from lines of credit for the purchase of imports.
     The short-term portion of PifCo’s notes payable to related parties, which are principally composed of notes payable to us, increased 23.9% from U.S.$4,346.1 million at December 31, 2005 to U.S.$5,386.8 million at December 31, 2006, primarily as a result of PifCo’s short-term financing needs.
PifCo’s Long-Term Borrowings
     PifCo’s long-term loans from us increased from U.S.$3,734.1 million on December 31, 2005 to U.S.$7,441.7 million on December 31, 2006, with interest rates ranging from 8.3% to 8.6% and due between 2010 and 2021.
     On December 31, 2006, PifCo had outstanding U.S.$1,041.3 million in long-term lines of credit due between 2008 and 2017, as compared to U.S.$1,194.7 million on December 31, 2005.
     On July 24, 2006, PifCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was U.S.$888.3 million. Including the notes previously repurchased by us and our affiliates, also included in the tender, the total value reached U.S.$1,215.7 million. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from PifCo’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the Tender, PifCo incurred in expenses in the total amount of U.S.$160.0 million.

	Interest	Maturity	Principal Amount
Securities Repurchased	Rate	Date	(in millions of U.S.dollars)
Global step-up notes	12.375%	2008	U.S.$265.4
Senior notes	9.875%	2008	211.8
Senior notes	9.750%	2011	313.6
Global notes	9.125%	2013	251.7
Global notes	8.375%	2018	173.2

			U.S.$1,215.7

     After the Tender, the outstanding amount of the other long-term borrowings are:
•	U.S.$524.6 million (U.S.$500 million current portion) in two series of long-term Senior Notes due to 2008 and 2011. On July 24, 2006 these notes were tendered in the amount of U.S.$525.4 million. The notes bear interest of 9.875% and 9.75%, respectively.

•	U.S.$329.9 million (current portion) in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with our purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones–PEPSA). In exchange, PifCo received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, PifCo also provided PIB BV with a loan for U.S.$724.5 million, with an interest rate of 4.79%.

•	U.S.$134.6 million in Global Step-up Notes due April 2008. The notes bear interest from March 31, 2003 at a rate of 12.375% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semiannually. On April 1, 2006, the noteholders had the right to exercise a put option and require PifCo to repurchase the notes, in whole or in part, at par value. Noteholders have not exercised this put option. PifCo used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. On July 24, 2006 these notes were tendered in the amount of U.S.$265.4 million.

•	U.S.$464.4 million (U.S.$65.0 million current portion) in connection with our exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, PifCo’s subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in PifCo’s consolidated financial statements, and thus U.S.$150 million has been reduced from the “current portion of long term debt” and from the “long-term debt” liability caption with respect to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”
     On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, we prepaid to PFL an amount of U.S.$330.3 million related to the export prepayment program.
     On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B), in accordance with the applicable provisions of the governing agreements, in the amount of U.S.$333.9 million.
     On May 26, 2006, PFL successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by us and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.
     As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1%.
•	U. S.$2,181.4 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes bear interest at the rate of 9.125% per year, payable semi-annually. In September 2003, PifCo issued an additional U.S.$250 million in Global Notes, which form a single fungible series with PifCo’s U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On July 24, 2006 these notes were tendered in the amount of U.S.$251.7 million. On December 10, 2003, PifCo issued an additional U.S.$750 million of Global Notes due December 2018. The notes bear interest at the rate of 8.375% per year, payable semiannually. On July 24, 2006 these notes were tendered in the amount of U.S.$173.2 million. In September 2004, PifCo issued an additional U.S.$600 million of Global Notes due 2014. The notes bear interest at the rate of 7.75% per year, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans. On October 6, 2006, PifCo issued Global Notes of U.S.$500,000 due October 2016. The notes bear interest at the rate of 6.125% per year, payable semiannually. PifCo used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

•	U.S.$293.9 million (¥35 billion) in Japanese Yen Bonds issued on September 2006 and due to September 2016. The issue was a private placement in the Japanese market with a partial guarantee by the Japan Bank for International Cooperation (JBIC) and its main purposes were to retap the Japanese market, access a new investors base and reduce the financial cost. The bonds bear interest at the rate of 2.15% per year, payable semiannually. On the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominate debt.
     On December 31, 2006, PifCo had available standby committed facilities in the amount of U.S.$675 million, which are not specific as to use requirements. PifCo has no drawdown amounts related to these facilities and, as of the date of this filing, has not scheduled a date for the drawdown.

     The following table sets forth the sources of PifCo’s current and long-term debt at December 31, 2006 and December 31, 2005:
CURRENT AND LONG-TERM DEBT

	December 31, 2006		December 31, 2005
	(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term
Financing institutions	U.S.$329.2	U.S.$1,041.2	U.S.$493.6	U.S.$1,194.7
Senior notes	533.9	524.6	53.5	1,550.0
Global step-up notes	4.2	134.6	9.0	400.0
Global notes	32.7	2,181.4	26.3	2,115.3
Sale of right to future receivables	68.4	614.4	567.4	679.4
Senior exchangeable notes	333.7	—	3.7	329.9
Japanese yen bonds	1.7	293.9	—	—
Assets related to export prepayment to be offset against sales of rights to future receivables	—	(150.0)	(150.0)	(150.0)
Repurchased securities	—	—	(4.7)	(210.9)

	U.S.$1,303.8	U.S.$4,640.1	U.S.$998.8	U.S.$5,908.4

Extinguished securities
     On December 31, 2006 and December 31, 2005, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$245 million and U.S.$2,078 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 12 to our consolidated financial statements for the year ended December 31, 2006.
Off Balance Sheet Arrangements
     As noted above, all of our project financings are on-balance sheet. As of December 31, 2006, neither we nor PifCo had off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Uses of Funds
Capital Expenditures
     In the pursuit of the goals outlined in our strategic plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners. We invested a total of U.S.$14,643 million in 2006, a 41.3% increase as compared to our investments in 2005. Our increased capital expenditures in 2006 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in 2006, U.S.$7,329 million was made in connection with exploration and development projects mainly in the Campos basin (50.1%), which includes investments financed through project financing structures. PifCo primarily utilizes funds to finance its oil trading activities.

     The following table sets forth our consolidated capital expenditures (including project financings and investments in gas-fired power plants) for each of our business segments for 2006, 2005 and 2004:
CONSOLIDATED CAPITAL EXPENDITURES

	For the Year Ended
	December 31
	2006	2005	2004
	(in millions of U.S. dollars)
Exploration and Production	$7,329	$6,127	$4,574
Supply	1,936	1,749	1,367
Distribution	351	207	47
Gas and Power	1,664	694	782
International
Exploration and Production	2,304	1,067	666
Supply	202	79	43
Distribution	77	16	12
Gas and Power	54	13	6
Corporate	726	413	221

Total	$14,643	$10,365	$7,718

     On June 30, 2006, we announced our Business Plan, which contemplates total budgeted capital expenditures of U.S.$87.1 billion from 2007 to 2011, approximately U.S.$74.9 billion of which will be directed towards our activities in Brazil, while U.S.$12.2 billion will be directed to our activities abroad. We expect that the majority of our capital expenditures from 2007 to 2011, approximately U.S.$49.2 billion, will be directed towards exploration and production, of which U.S.$40.7 billion is slated for our activities in Brazil.
     Our Business Plan through 2011 contemplates greater domestic expenditures in our construction activities and other projects. We estimate that of the U.S.$74.9 billion in domestic capital expenditures through 2011, at least U.S.$49.8 billion (66%) will be utilized to pay for equipment and services provided by Brazilian contractors, suppliers and other service providers.
     Our capital expenditures budget for the year 2007, including our project financings, is U.S.$23.7 billion, allocated among each of our business segments as follows: (i) Exploration and Production: U.S.$11.2 billion; (ii) Supply: U.S.$4.4 billion; (iii) International: U.S.$3.0 billion; (iv) Gas and Power: U.S.$4.1 billion; (v) Distribution: U.S.$0.4 billion; and (vi) Corporate: U.S.$0.6 billion.
     We plan to meet our budgeted capital expenditures primarily through internally generated cash and issuances in the international capital markets. Our actual capital expenditures may vary substantially from the projected numbers set forth above as a result of market conditions and the cost and availability of the necessary funds.
Dividends
     In 2006 we paid dividends of approximately U.S.$3,213 million (U.S.$0.73 per share). Approximately 76% of such amount was paid in the form of interest on capital.
     On April 2, 2007, the Ordinary General Meeting approved dividends referring to the year-end 2006, amounting to U.S.$3,693, corresponding to U.S.$0.84 per common and preferred share, including interest on shareholders’ equity, for which U.S.$2,052 was made available to the shareholders on January 4, 2007. This amount corresponds to U.S.$0.47 per share, based on the share position as of October 31, 2006. U.S.$923 was provided on March 30, 2007, based on the share position as of December 28, 2006, corresponding to U.S.$0.21 per share. The remaining balance of U.S.$718, corresponding to U.S.$0.16 per share, was provided within the legal term, on May 17, 2007, based on the share position as of April 2, 2007.

     The dividends are restated according to the Selic interest rate from December 31, 2006 to May 17, 2007, the date payment of each portion commenced.
Contractual obligations
Petrobras
     The following table summarizes our outstanding contractual obligations at December 31, 2006.

	Payments due by period (in millions of U.S. dollars)
		Less than			More than
	Total	year	1-3 years	3-5 years	5 years
Contractual Obligations
Balance Sheet Items:
Long Term Debt Obligations	12,616	2,106	2,265	2,353	5,892
Pension Fund Obligations (1)	17,238	830	1,887	2,274	12,247
Project Financings Obligations	6,374	2,182	2,245	1,067	880
Capital (Finance) Lease obligations	1,055	231	460	285	79

Total Balance Sheet Items	37,283	5,349	6,857	5,979	19,098

Other Long-Term Contractual Obligations
Natural Gas Ship-or-Pay	6,467	491	988	996	3,992
Contract Service Obligations	8,444	3,432	3,726	825	461
Natural Gas Supply Agreements	7,577	822	1,227	1,106	4,422
Operating Lease Obligations	8,261	2,590	3,800	1,164	707
Purchase Obligations	2,736	1,104	964	234	434
International Purchase Obligations	3,262	895	493	535	1,339

Total Other Long-Term Obligations	36,747	9,334	11,198	4,860	11,355

Total	74,030	14,683	18,055	10,839	30,453

(1)	There are plan assets in the amount of U.S.$12,395 million that guarantee the pension plan obligations. These assets are presented as a reduction to the net actuarial liabilities. See Note 16 to our consolidated financial statements for the year ended December 31, 2006.
     PifCo
     The following table sets forth PifCo’s contractual obligations as of December 31, 2006, and the period in which the contractual obligations come due.

	Payments due by period
	(in millions of U.S. dollars)
		less than 1			more than 5
	TOTAL	year	1-3 years	3-5 years	years
Contractual Obligations
Long-term debt	5,697.6	1,057.5	988.4	704.9	2,946.8
Notes Payable — Long-term	7,441.7			3,927.1	3,514.6
Purchase obligations — Long-term	3,272.8	954.6	1,129.7	528.7	659.8

Total	16,412.1	2,012.1	2,118.1	5,160.7	7,121.2

Stockholder’s Equity
Capital Increase
     In September 2006, we, following the Board of Directors recommendation, changed the designation of U.S.$120 million in advances for future capital and U.S.$180 million in notes receivable from PifCo into a capital increase.
Exchange Offering
     On January 4, 2007, PifCo announced an offer for the exchange of securities (Exchange Offering) totaling up to U.S.$500 million for five series of Notes.
     The objective of the Exchange was offer to the investors the opportunity to substitute the five old notes listed below with PifCo’s new benchmark, issued on October 6, 2006 with a 6.125% per year coupon and maturity in 2016.
     The settlement of the Exchange Offer occurred on February 7, 2007 and as result, PifCo received and accepted a tender amount of U.S.$399.1 million (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PifCo issue U.S.$399.1 million of Global Notes due 2016 that bear interest at the rate of 6.125% per year, payable semiannually. The new Notes constitute a single fungible series with the U.S.$500 million Global Notes due 2016 issued in October 2006. In total, there will be U.S.$899.1 in outstanding bonds due 2016. PifCo also paid to the investors a cash amount equivalent to U.S.$56 million as a result of the Exchange. The table below presents the result of the Exchange.

			(in millions of U.S. dollars)
			Principal Outstanding
PifCo Old Notes	Interest Rate	Maturity	after Exchange	Total Amount Tendered
Global Step-Up Notes	12.375%	2008	U.S.$126.9	U.S.$7.8
Senior Notes	9.875%	2008	224.2	14.0
Senior Notes	9.750%	2011	235.4	51.0
Global Notes	9.125%	2013	374.2	124.1
Global Notes	7.750%	2014	397.9	202.2

			U.S.$1,358.6	U.S.$399.1

			(in millions of U.S. dollars)
			Principal Outstanding
PifCo New Notes	Interest Rate	Maturity	after Exchange	Total Reopened
Global Notes	6.125%	2016	U.S.$899.1	U.S.$399.1

			U.S.$899.1	U.S.$399.1

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
Oil and Gas Reserves
     Evaluations of oil and gas reserves are important for the effective management of upstream assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserve quantities are also used as the basis for calculation of unit-of-production rates for depreciation and evaluation for impairment. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not and possible reserves are less likely to be recovered than not.
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
Impact of Oil and Gas Reserves on Depreciation and Depletion
     The calculation of unit-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of upstream assets. It is the ratio of (1) actual volumes produced to (2) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (3) asset cost. Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs. The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability. This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production. We revised our proved reserves in the last three years, increasing our proved reserves by 425.5 million barrels of oil equivalent in 2006, increasing our proved reserves by 258.4 million barrels of oil equivalent in 2005 and decreasing our proved reserves by 431.3 million barrels of oil equivalent in 2004.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment
     At December 31, 2006, our property, plant, and equipment, net of accumulated depletion, amounted to U.S.$59 billion. A substantial part of this amount consisted of oil and gas producing properties. These properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; the percentage of probables that we include in cash flows does not exceed our past success ratios in developing probable reserves.
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
     In general, we do not view temporarily low oil prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, any impairment tests that we perform make use of our long-term price assumptions for the crude oil and natural gas markets. These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, conservative estimates given market indicators and past experience. Significantly lower future oil and gas prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends. In addition, significant changes in production curve expectation, discount and/or required production and lifting costs, could affect impairment analysis. While such uncertainties are inherent to this estimation process, the amount of impairment charges in past years has been small relative to the total value of oil and gas producing properties: U.S.$21 million in 2006, U.S.$156 million in 2005 and U.S.$65 million in 2004. Based on our experience, we believe that future variability in estimates will have a small impact on both assets and expense.
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
     According to the requirements of SFAS 87, and subsequent interpretations, the discount rate should be based on present value for settling the pension obligation. The use of the precepts of SFAS 87 in Brazil, which has been subject to inflation from time to time, creates certain issues to the extent that the ability for a company to settle a pension obligation at a future point in time may not exist because long-term financial instruments of suitable grade may not exist locally.
     Although the Brazilian market has been demonstrating signs of stabilization as reflected in market interest rates, interest rates may be unstable.
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
     The progressive increase in longevity has direct impact on the plan’s estimated and provisioned volume of commitments and obligations and in our liabilities under the line “Employees’ post-retirement benefits obligation –

Pension” and our shareholders’ equity under the line “Postretirement benefit reserves adjustments net of tax — pension cost”.
     The change of the mortality table has been affecting the results for the years subsequent to 2004 due to an increase of expenses related to the interest costs and amortization of “Postretirement benefit reserves adjustments net of tax – pension.”
     “Postretirement benefit reserves adjustments net of tax — pension cost” are values calculated as the difference between the forecasted restatement of the net value of the obligations according to the actuarial assumptions and the variations effectively occurring over time. These amounts are to be amortized and posted to the results of subsequent fiscal years over the average life expectancy of the pension plan’s members.
     In September 2006, the FASB issued SFAS No. 158 — “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R),” which became effective for us on December 31, 2006. This standard requires that we recognize the over funded or under funded status of each of our defined benefit pension and other post-retirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholders’ equity.
     Upon adoption of SFAS 158, as of December 31, 2006 the liabilities related to pension plan increased by U.S.$131 million and the liabilities related to health care increased by U.S.$1,495 million. The stockholders’ equity reduced by U.S.$1,083 million, net of income taxes (See Note 16 (d) to our consolidated financial statements for the year ended December 31, 2006).
Litigation, Tax Assessments and Other Contingencies
     Claims for substantial amounts have been made against us arising in the normal course of business. We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets. In accordance with the guidance provided by U.S. GAAP, we accrued for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. At December 31, 2006, we had accrued U.S.$233 million for litigation contingencies. Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances. We believe that payments required to settle the amounts related to these claims, in case of loss, will not vary significantly from our estimated costs, and thus will not have a material adverse effect on our operations or cash flows. In past periods, the difference between the actual payout and the amount of the provision liability, with respect to contingency estimation, has been insignificant, with no material income statement impact in the period of the payout. In the last five years, our annual cash payouts for contingencies relating to claims against us, the parent company, reached an average of U.S.$68 million per year.
Asset Retirement Obligations and Environmental Remediation
     Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites. Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide. We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets. We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation. The aggregate amount of estimated costs on a discounted basis for asset retirement and environmental remediation provision at December 31, 2006 was U.S.$1,473 million. Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulation have vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty. However, given the significant amount of time to the ultimate retirement date, any modifications in technological specifications, legal requirement, or other matters, would not have a materially adverse effect on any one reporting period.

     In 2006, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to changing expectations about Brent prices, which led the correlated fields to have longer economic lives. This review resulted in a decrease in the related provision of U.S.$112 million with a gain recognized in net income, and recorded in the line titled exploratory costs for oil and gas exploration. See note 9(d) to our audited consolidated financial statements, as of December 31, 2006.
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
Impact of New Accounting Standards
SFAS No. 157
     In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”), which will become effective for us on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to us from the adoption of SFAS 157 in 2008 will depend on our assets and liabilities at that time that are required to be measured at fair value.
SFAS No. 158
     In September 2006, the FASB issued SFAS No. 158 — “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS 158”), which became effective for us on December 31, 2006. This standard requires that we recognize the overfunded or underfunded status of each of our defined benefit pension and other post-retirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholders’ equity.
     Upon adoption of SFAS 158, as of December 31, 2006 the liabilities related to pension plan increased by U.S.$131 million and the liabilities related to health care increased by U.S.$1,495 million. The stockholders’ equity reduced by U.S.$1,083 million, net of income taxes (See Note 16(d) to our consolidated financial statements for the year ended December 31, 2006).
SFAS No. 159
     In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” (“SFAS 159”). SFAS 159 permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of the fair value option but it is not expected to have a significant effect on our reported financial position or statements of income.

FIN 48
     In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 (FIN 48), that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are in the process of assessing the impact of adopting FIN 48 on our results of operations and financial position. We do not expect that the adoption of FIN 48 will have a material effect on our financial position or results from operations.
Research and Development
     Since 1966, we have maintained a dedicated research and development facility in Rio de Janeiro, Brazil. As of December 31, 2006, we had 1,811 employees working in this facility. We engage in joint research projects with universities and other research centers in Brazil and abroad. We spent U.S.$179.7 million in 2006 on joint projects with Brazilian universities and technological institutions, as compared to U.S.$54 million in 2005 and U.S.$32 million in 2004. In addition, we participate in technology exchange and assistance projects with other oil and gas and oil field service companies for other areas of our business. These transfers of technology are based on partnership agreements focusing on the exchange of information with respect to offshore systems and development of deepwater technologies and involve no material cost to us.
     Our research and development facility researches various aspects of our oil and gas operations, including exploration, drilling, production, reservoir engineering and geology, fluid separation, well completion and refining process technology. This facility also engages in research on industrial catalysts, lubricants, fine chemicals, fuels, additives, petrochemicals and polymers for other areas of our business. Our research facility is also responsible for the basic design of new offshore fixed and semi-submersible platforms and sub-sea production systems, as well as new and reconstructed refining units, and has facilitated the development of important technologies, including semi-submersible production platforms capable of operating in water depths of up to 3,000 meters (9,843 feet).
     As of December 31, 2006, we had 30 floating production systems in operation (13 semi-submersibles, 16 FPSO and 1 FSO). We have obtained 48 patents in Brazil and 179 abroad for a significant number of the technologies produced through research and development activities during the three-year period ended December 31, 2006.
     Of the projects in which we are currently involved, three programs are key to our technological development activities. The first program, originally named PROCAP, is devoted to deepwater offshore activities and has been implemented in phases. The first phase, named simply PROCAP, started in 1986, to research deepwater technology to enable us to develop fields discovered in water depths up to 1,000m (3,281ft), aiming at development in the recently discovered fields of Albacora and Marlim, at the Campos basin. In 1992, after successful conclusion and implementation of the first phase, we launched the second phase, PROCAP 2000, which pursued the same objectives of PROCAP but for depths up to 2,000m (6,562ft), by the year 2000. Following the discovery of the Roncador field, the third phase, PROCAP 3000, was started in 2000, with a budget of U.S.$128 million over five years to provide technological solutions to produce and support the development of ultra-deep water fields, in water as deep as 3,000m (9,843ft). The targets were the next phases of development of Marlim Sul, Roncador, Marlim Leste, Albacora Leste, Jubarte, the deep and ultra-deep blocks of the Santos and Espírito Santo basins, the Gulf of Mexico and West Africa, in order to achieve production and extraction in water depths up to 3,000 meters (9,843 feet).
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
     Among PROTER projects, we highlight the research on the HBIO process, which were successfully concluded in laboratory and pilot studies during 2006. This technology introduces a renewable oil source in diesel fuel production, taking advantage of existing plants. The HBIO process involves a hydroconversion of the mixture of diesel fractions and vegetable oil. The converted product contributes to improve the diesel pool quality in the refinery, mainly increasing the cetane number, and reducing the sulphur content and density. The diesel pool quality upgrade will be a consequence of the percentage of vegetable oil used in the HBIO process. Our HBIO technology introduces a new way to include renewable feedstocks for bio-fuels production in addition to the Brazilian Biodiesel Program, which is progressing, due to a fast track development plan. In 2007, the HBIO process will be tested on an industrial scale in several of our refineries.
     PifCo does not engage in research and development.
Market Trend
Crude oil prices
     International oil prices increased at a record rate in 2006. The main factors driving this price increase include:
•	the substantial growth in demand for oil products, with little impact resulting from the oil price increase;

•	increased pressure on oil production and refining facilities; and

•	conflicts in the Middle East.
     Although our oil prices are influenced by international oil prices, the price we charge for oil is generally lower than Brent prices. The main reasons for such spread relate to the fact that the oil we produce is heavier, which requires more refining expenses, and there is less refining capacity available capable of processing our heavy oil.
Oil products prices
     The prices for fuel oil did not grow as much as other oil products. With the increase in demand for oil products, refineries used more heavy oil that produces more residues, including fuel oil, than light oil. Because the demand was concentrated on light and medium oil products, there was an excess supply of fuel oil. This generated an increase in the price difference between heavy and light oil products, and consequently, in heavy and light crudes.
Refining
     The use of substantially all available refining capacity in 2006 resulted in a year of record profit margins for the refining industry, despite new specifications for oil products and the substitution of MTBE (methyl tertiary-butyl ether) in the U.S. refining industry.
     We expect that several of the structural factors contributing to growth in demand in 2006 will continue to influence the market. As a result, we believe that the trends described above will continue over the next few years.
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
     Furthermore, our bylaws enable (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders) to elect and remove one member to our board of directors; and (ii) minority common shareholders to elect one member to our board of directors, if a greater number of directors is not elected by such minority shareholders by means of the cumulative voting procedure. Our bylaws provide that, regardless of the rights above granted to minority shareholders, the Brazilian government always has the right to elect the majority of our directors, independently of their number. In addition, as per Law 10,683, dated May 28, 2003, one of the Board members elected by the Brazilian government must be indicated by the Minister of Planning Budget and Management. The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporate Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders. Following an election of board members under the cumulative vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections must be held.

     We currently have nine directors. The following table sets forth certain information with respect to these directors:
BOARD OF DIRECTORS OF PETROBRAS

Name	Date of Birth	Position	Current Term	Business Address
Dilma Vana Rousseff (1)	Dec. 14, 1947	Chair	March 2008	Casa Civil – Praça dos Três Poderes – Palácio do Planalto – 4º andar Salas 57 e 58 Brasília – DF Cep 70.150-900

Silas Rondeau Cavalcanti Silva (1)	Dec. 15, 1952	Member	March 2008	Esplanada dos Ministérios Bloco “U” – 8º andar Sala 809 Brasília – DF Cep 70.065-900

Guido Mantega (1)	Apr. 7, 1949	Member	March 2008	Esplanada dos Ministérios Bloco P – 5[o] andar Brasília – DF Cep 70.048-900

J.S. Gabrielli de Azevedo (1)	Oct. 3, 1949	Member	March 2008	Avenida República do Chile, nº 65 – 23º andar Rio de Janeiro – RJ Cep 20.031-912

Francisco Roberto de Albuquerque	May, 17, 1937	Member	March 2008	Alameda Carolina, 594 Itú — São Paulo Cep 13.306-410

Arthur Antonio Sendas (1)	Jun. 16, 1935	Member	March 2008	Rodovia Presidente Dutra, 4.674 São João de Meriti – RJ Cep 25.565-350

Roger Agnelli (1)	May 3, 1959	Member	March 2008	Rua Graça Aranha, 26 – 18º andar Rio de Janeiro – RJ Cep 20.030-900

Fabio Colletti Barbosa (2)	Oct. 3, 1954	Member	March 2008	Av. Paulista, 1.374 – 3º andar Cerqueira César São Paulo – SP Cep 01310-916

Jorge Gerdau Johannpeter (3)	Dec. 8, 1936	Member	March 2008	Av. Farrapos, 1.811 Porto Alegre – RS Cep 90.220-005

(1)	Appointed by the controlling shareholder.

(2)	Appointed by the minority common shareholders.

(3)	Appointed by the minority preferred shareholders.
     Dilma Vana Rousseff — Ms. Rousseff has been the Chair of the Board of Directors of Petrobras and Petrobras Distribuidora S.A. — BR since January 3, 2003. She has been the Chief State Minister of the Civil Cabinet of the Presidency of the Republic of Brazil since June 14, 2005. She is a member of the Conselho de Desenvolvimento Econômico e Social — CDES (Economic and Social Development Council), an advisory body to the Brazilian Government. She served as: Minister of Mines and Energy of Brazil (2003-2005); State Secretary of Energy, Mines and Communications of the State of Rio Grande do Sul (1993-1994 and 1999-2002); President of the Fundação de Economia e Estatística do Estado do Rio Grande do Sul (Economy and Statistics Foundation of the State of Rio Grande do Sul, 1991-1993); and Secretary of Finance of Porto Alegre (1986-1988). Ms. Rousseff has participated, as Coordinator of the Infrastructure Group, in the previous Governmental Transition Team, which was created to facilitate the transition of power to the current government. Ms. Rousseff has a Bachelor’s Degree in Economics from the Federal University of Rio Grande do Sul (1977), a Master’s Degree in Economic Theory from the University of Campinas, São Paulo (1979) and is currently pursuing a Doctorate Degree in Monetary and Financial Economy at the University of Campinas.

     Silas Rondeau Cavalcante Silva — Mr. Silva has been a member of our Board of Directors since April 3, 2006 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He has been the Minister of Mines and Energy of Brazil since July 8, 2005. In addition, he is the Chairman of the Boards of Directors of Centrais Elétricas Brasileiras S.A. — ELETROBRÁS and Empresa de Pesquisas Energética – EPE (Energy Research Enterprise), companies linked to the Brazilian Ministry of Mines and Energy, and a member of the Board of Directors of Itaipu Binacional. Mr. Silva has a degree in Electrical Engineering from the Federal University of Pernambuco (UFPE) and a specialized degree in Transmission Lines Engineering from the Federal University of Rio de Janeiro (UFRJ). Mr. Silva served as the President of Eletrobras (2004-2005), Eletronorte (2003-2004), Manaus Energia (2000-2002), Energy Company of Amazonas (2000-2002) and Boa Vista Energia (2002-2003).
     Guido Mantega – Mr. Mantega has been a member of our Board of Directors since April 3, 2006 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He has been the Minister of Finance of Brazil since March 28, 2006. He is a member of the Conselho de Desenvolvimento Econômico e Social — CDES (Economic and Social Development Council), an advisory body to the Brazilian Government. Mr. Mantega received a Bachelor’s Degree in Economics from the School of Economics and Administration of the University of São Paulo in 1971 and a PhD in Development Sociology from the Philosophy, Sciences and Liberal Arts School at the University of São Paulo, and completed specialized studies at the Institute of Development Studies (IDS) at the University of Sussex, England in 1977. He was a Professor of Economics at the Catholic University of São Paulo’s (PUC-SP) Master and PhD programs from 1982 to 1987 and Deputy Dean of the Catholic University of São Paulo (PUC-SP) from 1984 to 1987. He was the Budget Director and Chief of Staff of the São Paulo Municipal Planning Secretariat from 1989 to 1992, a member of the Workers’ Party (PT) Economic Program Coordinating Group in the 1984, 1989 and 1998 Presidential elections, Economic Advisor to President Luiz Inácio Lula da Silva from 1993 to 2002, and one of the Workers’ Party (PT) Economic Program coordinators in the 2002 Presidential Campaign. Mr. Mantega was also a State Minister of Planning, Budget and Management (named in January 2003, post held until November 2004) and President of the Banco Nacional de Desenvolvimento Econômico e Social — BNDES (The Brazilian Development Bank) (named in November 2004, post held until March 2006.)
     J.S. Gabrielli de Azevedo — Mr. Gabrielli has been our President and CEO since July 22, 2005. He previously served as our Chief Financial Officer and Investor Relations Officer (2003-2005). Presently, he is a member of the Boards of Directors of Petrobras and Petrobras Distribuidora S.A. - BR. He is also Chairman of the Boards of Directors of other Petrobras’ subsidiaries in Brazil. Mr. Gabrielli holds a Ph.D. in Economics from Boston University (1987). He was a Visiting Researcher at the London School of Economics and Political Science in 2000 and 2001. He is a full Professor of Economics on leave from the Universidade Federal da Bahia.
     Francisco Roberto de Albuquerque – Mr. de Albuquerque has been a member of our Board of Directors since April 2, 2007. He earned a Bachelor’s degree in Military Sciences from the Academia Militar das Agulhas Negras (AMAN) in Resende, Rio de Janeiro (1958) and in Economics from the University of São Paulo (1968), a Master’s in Military Sciences from the Escola de Aperfeiçoamento de Oficiais (1969), and a Phd in Military Sciences from the Escola de Comando e Estado-Maior do Exército in Rio de Janeiro (1977). Throughout his military career, Mr. de Albuquerque was awarded 22 national and 16 international medals. As a General Officer, he served in the following missions, among others: Military Mediator of the peace process between Ecuador and Peru from 1995 to 1996; Undersecretary of the Brazilian Army in Brasília, Distrito Federal from 1996 to 1997; Secretary General of the Brazilian Army in Brasília, Distrito Federal from 1997 to 2000; Head of the former Services (Logistics) Department in Brasília, Distrito Federal from 2000 to 2001; Information and Technology Secretary in Brasília, Distrito Federal in 2001; Military Commander of the Southeast region, São Paulo, SP from 2001 to 2002; and Commander of the Brazilian Army in Brasília, Distrito Federal from 2003 to 2007.
     Arthur Antonio Sendas – Mr. Sendas has been a member of our Board of Directors since March 29, 2004 and is also a member of the Board of Directors Petrobras Distribuidora S.A. — BR. Mr. Sendas is President of the Grupo Sendas (Sendas S.A.; Sendas Empreendimentos e Participações Ltda.; Sendas Agropecuária S.A.; Sendas Comércio Exterior S.A.; Casa Show S.A.) and the Board of Directors of Sendas Distribuidora S.A., which ranks as the leader in the retail sector in the state of Rio de Janeiro. Sendas Distribuidora S.A., through its various subsidiaries, owns approximately one-half of the supermarket chain under the following four brand names in the State of Rio de Janeiro: Sendas, Pão de Açúcar, Extra and ABC Barateiro – Comprebem. Mr. Sendas is Vice-President of the Advisory Council of the Associação Brasileira de Supermercados — Abras (Brazilian Supermarkets Association) and for five years represented the private sector on the Conselho Monetário Nacional - CMN (National

Monetary Council). Mr. Sendas owns significant equity stakes in large shopping centers, engages in residential and commercial construction projects and organizes coffee exports to the United States, Europe, Asia and the rest of Latin America, among other activities. Mr. Sendas also sits on the Advisory Council of Companhia Brasileira de Distribuição — Pão de Açúcar, a group that coordinates the supervision of supermarket chains across 12 Brazilian states, and is a member of the Catholic University of Rio de Janeiro Development Council.
     Roger Agnelli - Mr. Agnelli has been a member of our Board of Directors since April 3, 2006 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He has been the CEO and President of Companhia Vale do Rio Doce (CVRD) since July 2001. He was the Chairman of the Board of Directors of CVRD from May 2000 until July 2001. He joined Bradesco Financial Group in 1981 and stayed until 2001, serving as the Executive Director of Banco Bradesco from 1998 to 2000 and as the CEO and President of Bradespar S.A. from 2000 to 2001. He is a former member of the Board of Directors of several major companies in Brazil, such as Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio — Latasa, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia and Serra da Mesa Energia, and was also a Director of UGB Participações and Vice-President of the Associação Nacional dos Bancos de Investimento — ANBID (Brazil’s National Association of Investment Banks). He is a member of the Boards of Directors of ABB (Asea Brown Boveri), Spectra Energy Corporation, and Suzano Petroquímica. He is a member of the Conselho de Desenvolvimento Econômico e Social — CDES (Economic and Social Development Council), an advisory body to the Brazilian Government, and a member of the International Investments Council, formed to advise the President of South Africa, Dr.Thabo Mbeki. He recently became a member of the International Advisory Committee of the New York Stock Exchange (NYSE). Mr. Agnelli earned a Bachelor’s Degree in Economics from Fundação Armando Álvares Penteado (Armando Álvares Penteado Foundation), in São Paulo, Brazil, in 1981.
     Fabio Colletti Barbosa — Mr. Barbosa has been a member of our Board of Directors since January 3, 2003 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. — BR. He is the Chief Executive Officer of the ABN AMRO Bank Latin America and Chief Executive Officer of the Banco ABN Amro Real S.A. He served as: Chief Executive Officer of ABN Amro Bank/São Paulo (1996-1998); Director of Corporate Banking & Finance of ABN Amro Bank/São Paulo (1995-1996); President of LTCB Latin America Ltda. (1992-1995), the Latin American affiliate of the Long Term Credit Bank of Japan; Corporate Finance Executive Director of Citibank (1986-1992); and member of the Treasury Department of Nestlé (1974-1986). Mr. Barbosa is also the Chairman of the Board of Directors and the Executive Board of the Federação Brasileira das Associações de Bancos (Brazilian Bank Associations Federation-FEBRABAN). Mr. Barbosa has a Bachelor’s Degree in Management from Fundação Getúlio Vargas — São Paulo (1976) and an MBA from the Institute for Management and Development — Lausanne / Switzerland (1979).
     Jorge Gerdau Johannpeter — Mr. Johannpeter has been a member of our Board of Directors since October 19, 2001 and is also a member of the Board of Directors of Petrobras Distribuidora S.A. - BR. Since 1983, he has been the President of the Gerdau Group, the largest long steel producer of the Americas. From January 2007 he has no longer served on the Executive Committee, but will retain his position as President of the Board of Directors of Gerdau Group. Under his leadership, Gerdau Group became an international company and currently occupies 14th place in the Metal Bulletin ranking of the largest global steelmakers. Mr. Johannpeter actively participates in efforts to improve the quality of life in the Americas, and especially in Brazil, the country where he lives. He coordinates Ação Empresarial (Business Action), one of the most active movements in Brazil for the implementation of the structural reforms necessary for the country’s growth. He is the leader of the Programa Gaúcho da Qualidade e Produtividade (Rio Grande do Sul Quality and Productivity Program), a movement in the area of Total Quality focused on increasing the efficiency of companies and government entities in Rio Grande do Sul. He is also a member of the Fundação Nacional da Qualidade — FNQ (National Foundation of Quality). Mr. Johannpeter heads the Movimento Brasil Competitivo (Competitive Brazil Movement), the result of a nation-wide joint effort between companies and the government that seeks to improve competitiveness in the country’s public and private sectors. He is the Brazilian representative for the American Society for Quality (ASQ), an entity that aims to improve business results through the exchange of knowledge. He is a member of the Board of Directors and Executive Committee of the International Iron and Steel Institute (IISI), of the Board of the Instituto Brasileiro de Siderurgia — IBS (Brazilian Steel Institute), an entity for which he served as president for two terms, as well as of the Conselho de Desenvolvimento Econômico e Social — CDES (Economic and Social Development Council), an advisory body to the Brazilian Government. Mr. Johannpeter received a Bachelor’s degree in Law and Social Sciences from

Universidade Federal do Rio Grande do Sul (Rio Grande do Sul Federal University), in Porto Alegre, State of Rio Grande do Sul, Brazil, in 1961.
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
     Daniel Lima de Oliveira. Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer and Petrobras’ Executive Manager of Corporate Finance since September 1, 2005. Before this position, he served as executive officer of PifCo, appointed on April 19, 2000. He joined Petrobras in 1976 as a supply engineer in the Commercial Department. In 1982 he moved to the Financial Department where he worked in the short-term credit division and served as Assistant to the General Manager. From 1984 until 1988, he served as Financial Manager of Petrobras’ London office. From 1988 to 1992, Mr. Lima de Oliveira served as manager at Braspetro. From 1992 to 1995, he served as Long-Term Credit Division Manager at Petrobras Financial Department. From 1995 to 1999, he served as a financial manager of Petrobras’ New York office. Since January 2002, he has been a director of Petrobras International Braspetro BV (PIB BV) and Braspetro Oil Services Company—BRASOIL and since March 2004 he has been a member of the Board of Directors of REFAP S/A. Mr. Lima de Oliveira graduated in Mechanical Engineering at São José dos Campos’s Industrial Engineering School in 1975.
     Marcos Antonio Silva Menezes. Mr. Menezes has been PifCo’s Director and Chief Accountant Officer of Petrobras since 1998. He joined Petrobras in 1976 and served as Deputy Superintendent of the former SEFIN – Financial Services (1995-1998). He currently serves as a member of the Fiscal Council and of the Audit Committee of BRASKEM S.A. (since 2005), as well as the chairman of the Fiscal Council of Instituto Brasileiro de Petróleo e Gás (since 1998) and Organização Nacional das Indústrias de Petróleo—ONIP (since 1999). He also served as President of the Fiscal Council of Fundação Petrobras de Seguridade Social — PETROS and as a member of the Fiscal Council of Companhia de Gás de Minas Gerais — GASMIG and Bahiagás. Mr. Menezes is currently a Director of the American Chamber of Commerce — AMCHAM/RJ and is a member of Associação Brasileira das Companhias Abertas - ABRASCA and its Auditing and Accounting Rules Commission — CANC. Mr. Menezes graduated in Accounting (1975) and in Business Management (1977) at Faculdade Moraes Júnior. He has a specialization from Fundação Dom Cabral — INSEAD and a post-graduate degree in Financial Management from Fundação Getúlio Vargas.
     Nilo Carvalho Vieira Filho. Mr. Vieira has been PifCo’s Executive Manager of Marketing and Trading since June 25, 2004. He joined Petrobras in March 1985 as a Commercialization and Supply Analyst. Since then, he has occupied the positions of supply manager at Petrobras (1990-1994), head of external trading (1995-1998), superintendent of Supply Marketing (1998-1999), Director of Braspetro (2000-2001) and Director of Eg3 in Argentina (2002-2004). Mr. Vieira graduated in Mechanical Engineering from the Federal Fluminense University in Rio de Janeiro in 1978.

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
     The following table sets forth certain information with respect to our executive officers:
EXECUTIVE OFFICERS OF PETROBRAS

Name	Date of Birth	Position	Current Term
José Sérgio Gabrielli de Azevedo	October 3, 1949	President	April 2008

Almir Guilherme Barbassa	May 19, 1947	Chief Financial Officer and Investor Relations Officer	April 2008

Renato de Souza Duque	September 29, 1955	Manager of Corporate Services	April 2008

Guilherme de Oliveira Estrella	April 18, 1942	Manager of Exploration and Production	April 2008

Paulo Roberto Costa	January 1, 1954	Manager of Refining, Transportation and Marketing	April 2008

Ildo Luís Sauer	September 3, 1954	Manager of Gas and Power	April 2008

Nestor Cuñat Cerveró	August 15, 1951	Manager of International Activities	April 2008
     J. S. Gabrielli de Azevedo. Mr. Gabrielli has been our President since July 2005 and a member of our board of directors since July 2005. For biographical information regarding Mr. Gabrielli see “—Directors and Senior Management of Petrobras—Our Board of Directors.”
     Almir Guilherme Barbassa. Mr. Barbassa has been our Chief Financial Officer and Investor Relations Officer since July 22, 2005. He joined Petrobras in 1974 and worked in several financial and planning capacities, both in Brazil and abroad (Middle East and North Africa) . From August 1989 to September 1992 he was the Financial Manager of the American subsidiary in Houston, Texas, oversaw the establishment and consolidation of the company, which explores and produces oil and gas, trades oil products and does procurement worldwide. From April 1993 he was the Finance Director of BRASPETRO, the international arm of Petrobras. From July 1999 to July 22, 2005 he was Petrobras’ corporate finance and treasury manager of Petrobras. He is former Chairman of Petrobras International Finance Co., Petrobras Finance Ltd, and Petrobras Netherlands BV, the companies that carry out Petrobras’ international financial activities. In addition, he was a professor in the economics department of the Petrópolis Catholic University and of the Faculdades Integradas Bennett from 1973 to 1979 and holds a Master’s degree in Economics from Getulio Vargas Foundation of Rio de Janeiro.
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

     Guilherme de Oliveira Estrella. Mr. Guilherme Estrella graduated in 1966 from the School of Geology of the Universidade Federal do Rio de Janeiro. At Petrobras, he has been the Managing Director of Exploration and Production since January 31, 2003. He worked at the company from 1965 to 1994, when he retired as a geologist of the Exploration Department. Before his retirement, he held several other positions, including: General Superintendent (1989-1993); Superintendent of Research and Development for Exploration, Drilling and Production (1985-1989); Head of the Exploration Division (1981-1985); Head of the Organic Geochemistry Sector (1981); Head of the Brazilian East Coast Basin Interpretation Sector of the Exploration Department — DEPEX/RJ (1978-1981); and Exploration Manager of Petrobras Internacional S.A. — BRASPETRO for Iraq (1976-1978). Mr. Estrella was also a member of the Board of Directors of the controlled companies in Argentina, Petrobras Energía Participaciones S.A. and Petrobras Energía S.A. until April 28, 2006. He was Director of the Instituto Brasileiro de Petróleo e Gás (Brazilian Oil and Gas Institute), from 1993 – 1994, and since 2003, he has been the Chairman of the Board.
     Paulo Roberto Costa. Mr. Paulo Roberto has been our Executive Director of Refining, Transportation and Marketing since May 14, 2004. From 1979 to 1994 he worked on platform installation and production development at the Campos basin in the areas of Engineering, Support Management and as Superintendent of the Southeastern Production Region. In 1995 he was promoted to General Manager of the Southern Brazil Exploration and Production, or E&P, with responsibility for the Santos and Pelotas basins. In 1996 he became general manager for Logistics in the E&P area. From May 1997 to 1999 he headed up the Gas Segment, responsible for commercialization of natural gas. He was Director of Petrobras Gas S.A.-Gaspetro from May 1999 to December 2000. From January 2001 to April 2003, he was General Manager for Logistics at Petrobras of Natural Gas Segment. He was Managing Director of TBG-Transportadora Brasileira Gasoduto Bolívia-Brasil from April 2003 to May 2004. In May 14, 2004 he was appointed Downstream Director of Petróleo Brasileiro S.A. – Petrobras. Mr. Paulo Roberto graduated in Mechanical Engineering from the Federal University of Paraná in 1976.
     Ildo Luis Sauer. Since January 2003, Dr. Ildo Luís Sauer has been the Gas and Power Director for Petróleo Brasileiro S.A. — PETROBRAS. He graduated in Civil Engineering from Federal University of Rio Grande do Sul — UFRGS (1977). He also holds a Master’s degree in Science in Nuclear Engineering & Energy Planning from COPPE/UFRJ — Federal University of Rio de Janeiro (1981). He obtained a Ph.D. degree in Nuclear Engineering from MIT — Massachusetts Institute of Technology (USA) (1985). He is a full Professor of Energy at USP/IEE, São Paulo University — Institute of Electrotechnical and Energy, where he has taught since 1991. He has supervised more than 40 Master and Ph.D. degree theses and dissertations and published upwards of 100 scientific papers, articles and books. Dr. Sauer has rendered consultancy services to private Companies such as Microlab S.A. He was the Project Manager for the primary nuclear reactor circuit design for the Brazilian Navy Nuclear Submarine development (1986 to 1989). He served as the President of the University of Sao Paulo Pos-Graduation Commission and also the Coordinator of USP’s Graduation courses in Energy (1999 to 2003). Dr. Sauer was granted the Energy Personality Award by the São Paulo Engineer’s Association and later, received the 2003 Gas Professional of the Year Award during the Fifth Natural Gas Market Professional Gathering. Over the last fifteen years, he has performed as an analyst and policy formulator for the Brazilian energy sector, mainly in the electrical energy industry.
     Nestor Cuñat Cerveró. Mr. Cerveró has been our Executive Director of International Business since January 31, 2003 and was a member of the boards of directors of Petrobras Energía Participaciones S.A. and Petrobras Energía S.A until April, 2006. He has been with Petrobras since 1975, holding several positions including: Energy Manager, Programa de Termelétricas (gas-fired power plants program); gas-fired power plants Manager of the Participations Superintendency; assistant to the CEO for the development of new ventures and partnerships; and Head of the Energy Sector of our industrial area. He has also represented our company at the boards of directors of several gas-fired energy companies and acted as assistant to the Presidência da Comercializadora Brasileira de Energía Emergencial (Presidency of the Brazilian Supplier of Emergencial Energy—CBEE) of the Ministry of Mines and Energy. Mr. Cerveró received a degree in Chemical Engineering from Federal University of Rio de Janeiro, and graduate education in Processing Engineering at Petrobras. He also holds an MBA (Executive Management) from Fundação Getúlio Vargas – FGV.

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
     The following table sets forth certain information about PifCo’s executive officers.
EXECUTIVE OFFICERS OF PifCo

Name	Date of Birth	Position	Year of Appointment
Daniel Lima de Oliveira	December 29, 1951	Chairman	2005
Guilherme Pontes Galvão França	January 18, 1959	Commercial Manager	2005
Sérvio Túlio da Rosa Tinoco	June 21, 1955	Financial Manager	2005
Mariângela Monteiro Tizatto	August 9, 1960	Accounting Manager	1998
Nilton Antônio de Almeida Maia	June 21, 1957	Legal Manager	2000
Gérson Luiz Gonçalves	September 29, 1953	Auditor Manager	2000
Ana Claudia Medeiros Borges	December 27, 1967	Secretary	2006
     Daniel Lima de Oliveira – Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer and Petrobras’ Executive Manager of Corporate Finance since September 1, 2005. For biographical information regarding Mr. Lima de Oliveira see “—Directors and Senior Management of Petrobras—Board of Directors of PifCo.”
     Guilherme Pontes Galvão França. Mr. França became an executive officer of PifCo on March 7, 2005. He has been General Manager of Petroleum and Industrial Products’ Supply and Trading since October 1, 2005. He joined Petrobras in 1982 and worked as a Commercialization and Supply Analyst in our logistics area from 1982 to 1990. In 1990 he moved to the trading area specializing in Lubricants and fuel oil. From 1993 to 2000, Mr. França served as Manager of Special Products Domestic Sales. From 2001 to 2004, he served as Manager of LPG Trading and Domestic Sales and Manager of Clean Products Supply and Trading in 2005. Mr. França graduated in Chemical Engineering from the Federal University of Rio de Janeiro in 1981.
     Sérvio Túlio da Rosa Tinoco. Mr. Tinoco became an executive officer of PifCo on September 1, 2005. Mr. Tinoco is the financial manager of PifCo. He joined Petrobras in 1993 as an Economist in the Financial Department. Since 2000, he has served as Manager of Corporate Financing Division. From 1996 to 1999 he served as Manager of Trade Finance, Guarantees and Foreign Exchange Transactions. From 1995 to 1996 he served as Manager of Credit and Collection. From 1999 to 2000, he served as a financial manager of Petrobras’ New York office. Mr. Tinoco holds a Bachelor’s degree in Economics from Universidade Oswaldo Cruz, São Paulo in 1978 and had a MBA from Fundação Getúlio Vargas, São Paulo in 1983 partially completed with a one year in Institut Supérieur des Affaires – ISA/HEC France.
     Mariângela Monteiro Tizatto. Ms. Tizatto has served as PifCo’s Accounting Manager since April 4, 1998. She joined Petrobras in 1989 as an accountant in the Accounting Department. Since 1999, she has served as Petrobras’ General Manager for Accounting Operations. From 1990 to 1995, she was Manager of Petrobras’ Consolidated Accounting System, and from 1995 to 1999, she served as Manager of Petrobras’ Division of Corporate Accounting. Before joining Petrobras, Ms. Tizatto was Manager of Auditing for Deloitte Touche Tohmatsu, where she worked for seven years. Ms. Tizatto has a Bachelors degree in Accounting from the Cândido Mendes University and an Executive MBA from COPPEAD – Universidade Federal do Rio de Janeiro. She was also a professor of Advanced Accounting at the Moraes Junior University in Rio de Janeiro (1990). Ms. Tizatto was a Fiscal Council member of Companhia Potiguar de Gás – POTIGAS, during 2003 and 2004; Petrobras Gás S/A – GASPETRO during 2005; and a Fiscal Counsel alternate for Fundação Petrobras de Seguridade Social – PETROS (Petrobras Pension Fund) during 2003 and 2004. She is a Fiscal Council member of Petrobras Distribuidora S.A. – BR and since 1995 she has been member of the Comissão de Auditoria e Normas Contábeis da ABRASCA – Associação Brasileira das Companhias Abertas.
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
     Gerson Luiz Gonçalves. Mr. Gonçalves has served as PifCo’s Auditor Manager since April 19, 2000. He joined the Internal Audit Department of Petrobras in 1976 and has been Petrobras’ Executive Manager for Internal Auditing for the last six years. He is responsible for all of Petrobras’ internal accounting control activities. Mr. Gonçalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and of the United States’ Institute of Internal Auditors (IIA). He received a Bachelor’s degree in Accounting from Universidade de São Paulo – USP in 1975.
     Ana Claudia Medeiros Borges. Ms. Borges holds a Bachelor’s degree in Economics from Universidade Gama Filho, Brazil and Postgraduate degree in Strategic Management from Candido Mendes University. Ms. Borges has served as PifCo’s Secretary since March 2006. She joined us in 1998 as Economist at Petrobras Internacional S.A. — BRASPETRO. In 2000 she moved to our Financial Department and joined the Platforms Financing Control Section, where she worked until 2002. Ms. Borges served as Accounting Information Coordinator from 2002 to 2006. She has been PifCo’s Businesses Coordinator since April 2006. Since March 2006 she has also been a member of the Petrobras Química S.A. — PETROQUISA Fiscal Council.
Compensation
Petrobras
     For 2006, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$3 million.
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
Share Ownership
Petrobras
     As of May 31, 2007, the members of our board of directors, our executive officers, the members of our Fiscal Council, and close members of their families, as a group, beneficially held a total of 9,904 common shares and 27,792 preferred shares of our company. Accordingly, on an individual basis, and as a group, our directors, executive officers, Fiscal Council members, and close members of their families beneficially owned less than one percent of any class of our shares. The shares held by our directors, executive officers, Fiscal Council members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders. None of our directors, executive officers, Fiscal Council members, or close members of their families holds any options to purchase common shares or preferred shares. Petrobras does not have a stock option plan for its directors, officers or employees.

PifCo
     As of December 31, 2006, PifCo’s share capital was composed of 300,050,000 shares of common stock. All of PifCo’s issued and outstanding shares of common stock are owned by us.
Fiscal Council
     We have established a permanent Fiscal Council (conselho fiscal) in accordance with applicable provisions of the Brazilian Corporate Law, composed of up to five members. As required by the Brazilian Corporate Law our Fiscal Council is independent of our management and external auditors. The Fiscal Council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements. The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting. Holders of preferred shares without voting rights and minority common shareholders are each entitled, as a class, to elect one member and his respective alternate to the Fiscal Council. The Brazilian government has the right to appoint the majority of the members of the Fiscal Council and their alternates. One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury. The members of the Fiscal Council are elected at our annual general shareholders’ meeting for a one-year term and reelection is permitted.
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
Audit Committee Petrobras
     We have an Audit Committee that advises our Board of Directors, composed exclusively of members of our Board of Directors.
     On June 17, 2005, our Board of Directors approved the appointment of our Audit Committee to satisfy the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934.
     The Audit Committee is responsible for, among other things: (1) making recommendations to our Board of Directors with respect to the appointment, compensation and retention of our independent auditor; (2) assisting in the resolution of conflicts between management and the independent auditor with respect to our financial statements; and (3) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal control and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. On December 16, 2005, our Audit Committee’s charter was amended to meet the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934, including the incorporation of the powers mentioned above.
     The current members of our Audit Committee are Directors Fabio Colletti Barbosa, Francisco Roberto de Albuquerque and Arthur Antonio Sendas. All our Audit Committee members are independent as defined in 17 CRF 240.10A-3.
Other Advisory Committees
     The bylaws of Petrobras also provide for the creation of a Comitê de Remuneração e Sucessão (Compensation and Succession Committee), and a Comitê de Meio Ambiente (Environmental Committee).
PifCo
     PifCo does not have any committees of its board of directors.
Employees and Labor Relations
Petrobras
     We had 62,266 employees on December 31, 2006, compared to 53,904 employees on December 31, 2005 and 52,037 on December 31, 2004. The increase in the number of our employees in 2006 is primarily a result of the implementation of a hiring policy designed to meet our demand for more employees. This increased demand has resulted from the growth of our business and our desire to reduce the number of outsourced personnel.
     Of the 62,266 employees of Petrobras on December 31, 2006, the parent company employed 47,955. Of these 47,955 employees, 32,265 occupied mid-level positions related to operations and administrative support, and 14,809 worked as upper-level employees in engineering and administration. The remaining 881 employees of the parent company were maritime employees. 69% of the parent company’s workforce was located in the Southeast region of Brazil, 25% was located in the Northeast region, and the remaining 6% was elsewhere.
     Expenses relating to employees of the parent company amounted to approximately R$4,776 million (U.S.$2,234 million) in 2006, R$4,166 million (U.S.$1,711 million) in 2005 and R$3,546 million (U.S.$1,212 million) in 2004. During 2006, these expenses represented 67% of our consolidated employee expenses.
     We negotiate annually collective bargaining agreements with the Oil Workers’ Unified Federation, the union to which our onshore employees are affiliated, and the Maritime Employee’s Union, the union to which our maritime employees are affiliated. On December 8, 2006, we executed an amendment to the Collective Bargaining Agreement of 2005 for our onshore employees to amend certain economic clauses of the agreement. These new economic clauses are retroactive to September 1, 2006, and are valid until August 31, 2007. The social clauses of the Agreement, negotiated in 2005, are also valid until August 31, 2007. The collective bargaining agreement with the maritime employees’ union was signed on May 9, 2007. This agreement is retroactive to November 1, 2006, and is valid until October 31, 2007.
     Under the new terms of the collective bargaining agreement for our onshore employees, we agreed to increase the salary of oil workers by 2.80%, which reflects an increase in inflation in that period, as measured by the Índice do Custo de Vida (ICV – DIEESE), or Cost of Living Index, and we granted a single level pay scale raise to all employees. We also gave an extra payment to all our employees in the amount of 80% of their monthly salary. We consider our relations with our employees and with the Oil Worker’s Unified Federation and maritime employee’s union to be good and respectable.
     We have had no major labor strikes since 1995. We spent approximately R$328.7 million (U.S.$151.1 million) on employee training in 2006 at our training centers, as compared to R$311.9 million (U.S.$128.1 million) in 2005.
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
     Our profit sharing distributions to our employees within the entire Petrobras Group were R$1,197 million (U.S$560 million) for 2006, R$1,006 million (U.S.$430 million) for 2005 and R$783 million (U.S.$295 million) for 2004. At our annual general shareholders’ meeting held on April 2, 2007, our shareholders approved a profit sharing distribution to Petrobras employees (excluding subsidiaries) of R$993 million (U.S.$465 million) for 2006. Our subsidiaries approved a total profit sharing distribution to their employees of R$204 million (U.S.$95 million) at their annual general shareholders’ meetings in April of 2007.
Pension and Health Care Plans
     We sponsor a contributory defined benefit pension plan known as PETROS, which covers approximately 60.4% of our employees. The principal objective of PETROS has been to supplement the social security pension benefits of our employees, as well as employees of our Brazilian subsidiaries and affiliates, certain other companies and PETROS itself. Employees that participate make mandatory monthly contributions. Our historical funding policy has been to make annual contributions to the plan in the amount determined by actuarial appraisals. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. We paid benefits of U.S.$713 million in 2006, as compared to U.S.$570 million in 2005. We made contributions totaling U.S.$187 million in 2006, as compared to U.S.$155 million in 2005. We recorded a liability of U.S.$4,843 million in 2006, U.S.$3,833 million in 2005 and U.S.$3,081 million in 2004 for the excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation. See Note 16 to our audited consolidated financial statements.
     In addition, some of our consolidated subsidiaries, including PEPSA and Liquigás, have their own defined benefit plans.
     Because the PETROS plan is not admitting new participants since August 9, 2002, employees hired since that date are covered by specific insurance policies, and will continue to be covered by such policies until we are able to offer them a supplemental pension plan.
     In 2003, we formed a task force with representatives of the National Union of Oil Workers (FUP) and with PETROS, among others, in order to evaluate alternatives to a new model for the our supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits.
     We have worked to develop proposals with the petroleum union and others representatives, in order to evaluate alternatives for a new model for our supplementary pension plan. One of the principal objectives was to define a solution to the technical deficit of the PETROS Plan and also to solve problems of structural issues while always complying with the limits imposed by Brazilian law.
     On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the current PETROS Plan.
     Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the PETROS Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering a significant rate of individual accession of employees and dependants.
     On February 28, 2007, the renegotiation target was met and the proposal submitted by the Company became effective, and PETROS is calculating the amounts to be funded by the sponsors, that will reduce the deficit of the PETROS Plan, as established by Brazilian pension law.
     As the target was met, the proposal submitted by the Company became effective, which changed two conditions of the plan: i) salary increases of active employees will no longer be passed on to retired employees, who will be entitled to inflation indexation (IPCA); and ii) eventual decreases in pensions provided by the governmental plan will no longer be absorbed by PETROS. These changes will not materially affect the projected benefit obligation.
     In return for accepting the renegotiation, in March 2007, the participants, retired members and pensioners received the aggregate financial incentive of U.S.$498.
     Two main judicial proceedings have been taken by some pensioners against PETROS because of: i) the lowering of the minimum age to receive benefits for employees who joined Petrobras in 1978/1979 and; ii) the lack of same coverage of governmental pension for widows. Petrobras is waiting for the final settlement of those proceedings to determine whether the requests taken to court should be included in the actuarial premises calculation and whether to consider alternatives to fund the pension plan in case of loss.
     On October 20, 2006, our Board of Directors approved the introduction of the PETROS 2 Plan for employees who currently have no pension plan. The New Supplementary Pension Plan was formulated according to the Variable Contribution Model. In this model, the contributions are capitalized in the individual’s account, and the pension benefits are established according to the account balances. This plan also includes risk benefits with coverage for illness, incapacity and death, and a lifetime income. The PETROS 2 Plan also includes a minimum benefit for payment of annuities, which guarantees coverage of the benefit to ensure that it does not have a monetary value of under 30% of the average contribution salary. On December 20, 2006 the Department for Coordinating and Controlling State Companies (DEST) decided to approve the proposed PETROS 2 Plan, which was also approved on January 5, 2007 by the Ministry of Mines and Energy.
     On January 19, 2007, the PETROS Board of Directors approved the PETROS 2 Plan, which will be referred for assessment and statement by the Supplementary Pensions Office — SPC, for the proper final approval, whereupon it may be offered to the employees who are not presently covered by a supplementary pension plan sponsored by the Company. According to SFAS No. 87 — Employers’ Accounting for Pensions (“SFAS 87”) the new plan is considered a defined-benefit pension plan and the liability related to future benefits will be calculated on an annual basis by an independent actuary and will be recorded as component of the sponsor companies’ liabilities.
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
     Until 2006, the actuarial gains and losses, related to the health care benefit plan, generated by the differences between the values of the obligation determined based on projections and the actual figures, were respectively included or excluded when defining the net actuarial obligation.
     As of December 31, 2006, according to SFAS 158 (See Note 16(d) to our financial statements), the actuarial gains and losses generated by the differences between the values of the obligation determined based on projections and the actual figures, are respectively included or excluded from the calculation of the actuarial obligation and recorded as “Post-retirement benefit reserves adjustments net of tax- health care cost”, as Accumulated Other Comprehensive Income, in shareholders’ equity. The gains and losses recorded as Accumulated Other Comprehensive Income are amortized over the average remaining service period of the active employees.
     Upon adoption of SFAS 158, as of December 31, 2006 the liabilities related to health care increased by U.S.$1,495 and stockholders’ equity reduced by U.S.$987, net of income taxes.
     On December 15, 2006, we implemented the Medical Benefit, which provides special terms on the acquisition of certain medication by members of the AMS from participating drugstores, located throughout Brazil. See Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Pension and Other Post-Retirement Benefits”

PifCo
     With the exception of twenty-five employees of Petrobras Europe Limited, or PEL, PifCo’s personnel consist solely of our employees, and PifCo relies on us to provide all administrative functions.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Petrobras
     Our capital stock is composed of common shares and preferred shares, all without par value. On May 31, 2007, there were 2,536,673,672 outstanding common shares and 1,850,364,698 outstanding preferred shares.
     On July 22, 2005, our shareholders approved a resolution to split each share of our capital stock into four shares. As a result of the stock split, the ratio of our common and preferred shares ADRs changed to four shares to one ADR. The stock split and change of ADR ratio became effective on September 1, 2005.
     Under the Brazilian Corporate Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares. The Brazilian government is required by law to own at least a majority of our voting stock and currently owns 55.7% of our common shares, which are our only voting shares. The Brazilian government does not have any special voting rights, other than the right to always elect a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our by-laws.
     The following table sets forth information concerning the ownership of our common shares and preferred shares as of May 31, 2007 by the Brazilian government, certain public sector entities and our officers and directors as a group. We are not aware of any other shareholder owning more than 5% of our common shares.

Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%
Brazilian government	1,413,258,228	55.7	—	—	1,413,258,228	32.2
BNDES Participações S.A.-BNDESPAR	47,246,164	1.9	287,023,667	15.5	334,269,831	7.6
Other Brazilian public sector entities	1,779,280	0.1	775,072	0.04	2,554,352	0.1
All directors and executive officers as a Group (15 persons)	9,904	—	27,792	—	37,696	—
Others	1,074,380,096	42.3	1,562,538,167	84.5	2,636,918,263	60.1
Total	2,536,673,672	100.0	1,850,364,698	100.0	4,387,038,370	100.0
     As of May 31, 2007, approximately 37.2% of our preferred shares and approximately 27.6% of our common shares were held of record in the United States directly or in the form of American Depositary Shares. As of May 31, 2007, we had approximately 171,938,924 record holders of preferred shares, or American Depositary Shares representing preferred shares, and approximately 175,050,997 record holders of common shares, or American Depositary Shares representing common shares, in the United States. The ratio of our common and preferred share ADRs is four shares to one ADR. This ratio was changed by the stock split effective September 1, 2005.
PifCo
     As of December 31, 2006, PifCo’s capital stock was composed of 300,050,000 shares of common stock. All of PifCo’s issued and outstanding shares are owned by us.
Petrobras Related Party Transactions
Board of Directors
     Direct transactions with interested members of our board of directors or our executive officers require the approval of our board of directors, and must follow the conditions of an arms-length transaction and market practices guiding transactions with third parties. None of the members of our board of directors, our executive officers or close members of their families has had any direct interest in any transaction we effected which is or was unusual in its nature or conditions or material to our business during the current or the three immediately preceding financial years or during any earlier financial year, which transaction remains in any way outstanding or unperformed. In addition, we have not entered into any transaction with related parties which is or was unusual in its nature or conditions during the current or the three immediately preceding financial years, nor is any such transaction proposed, that is or would be material to our business.
     We have no outstanding loans or guarantees to the members of our board of directors, our executive officers or any close member of their families.
     For a description of the shares beneficially held by the members of our board of directors and close members of their families, see Item 6. “Directors, Senior Management and Employees—Share Ownership.”
Brazilian Government and PETROS
     We engage in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A. The above-mentioned transactions with Banco do Brasil had a net amount of U.S.$4,497 million as of December 31, 2006. (See Note 24 to our audited consolidated financial statements.) As of December 31, 2006, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian government, our controlling shareholder, of U.S.$368 million secured by a U.S.$53 million blocked deposit account. See Item 4. “Regulation of the Oil and Gas Industry in Brazil—The Petroleum and Alcohol Account.” (See Note 24 to our audited consolidated financial statements.)
     We also have restricted deposits made by us, which serve as collateral for legal proceedings involving the Brazilian government. As of December 31, 2006, these deposits amounted to U.S.$676 million. (See Note 24 to our audited consolidated financial statements.)
     In addition, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian Government in Brazil. This restriction does not apply to investment outside of Brazil. As of December 31, 2006, the value of these government securities that has been directly acquired and held by us amounted to U.S.$67 million. (See Note 24 to our audited consolidated financial statements.)
     We also have accounted for related party transactions with PETROS, basically composed of government securities advanced by us to compose the plans assets. As of December 31, 2006, the value of these securities amounted to U.S.$479 million. In addition, PETROS also makes direct investments in government securities. (See Note 24 to our audited consolidated financial statements.)
     For additional information regarding our principal transactions with related parties, see Note 24 to our audited consolidated financial statements.
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

     PifCo’s transactions with related parties resulted in the following balances in 2006 and 2005:

	December 31, 2006		December 31, 2005
	Assets	Liabilities	Assets	Liabilities
	(in millions of U.S. dollars)
Assets
Current
Accounts receivable	10,658.9	—	8,681.1	—
Notes receivable(1)	6,114.7	—	3,329.3	—
Marketable Securities	627.3	—	—	—
Exports Prepayment	67.8	—	414.5	—
Others	1.5	—	1.5	—
Other non current
Marketable securities	1,151.6	—	2,165.7	—
Notes receivable	239.7	—	580.0	—
Exports prepayment	464.4	—	529.4	—
Liabilities
Current
Trade accounts Payable	—	1,142.9	—	950.7
Notes payable(1)	—	5,386.8	—	4,346.1
Unearned income	—	248.7	—	176.5
Long-term liabilities
Notes payable (1)	—	7,441.7	—	3,734.1

Total	19,325.9	14,220.1	15,701.5	9,207.4

Current	17,470.2	6,778.4	12,426.4	5,473.3

Long-term	1,855.7	7,441.7	3,275.1	3,734.1

(1)	PifCo’s notes receivable from and payable to us for the majority of the loans bear interest at LIBOR plus 3.0% per year.

     PifCo’s principal transactions with related parties are as follows:

	Year ended December 31,
	2006		2005		2004
	(in millions of U.S. dollars)
	Income	Expense	Income	Expense	Income	Expense
Sales of crude oil and oil products and services
PETROBRAS	9,729.9	—	7,025.7	—	6,374.3	—
REFAP S.A.	1,484.1	—	1,405.1	—	972.1	—
Petrobras America, Inc.—PAI	2,967.8	—	5,487.9	—	2,734.5	—
BR Distribuidora	—	—	1.8	—	3.5	—
EG3 S.A.	—	—	—	—	12.9	—
PESA	47.4	—	49.5	—	21.1	—
Petrobras Bolívia	5.8	—	4.4	—	—	—
Petrobras Paraguay Distribución	1.5	—	—	—	—	—
Cost of sales
PETROBRAS		(6,044.3)	—	(5,931.6)	—	(3,236.7)
Petrobras America, Inc.—PAI	—	(227.2)	—	(459.4)	—	(375.3)
Braspetro Oil Services Company—BRASOIL	—	—	—	—	—	(74.7)
Companhia MEGA S.A.	—	(505.8)	—	(367.5)	—	(299.4)
Eg3 S.A.	—	—	—	—	—	(60.4)
PESA	—	(257.5)	—	(187.8)	—	(72.1)
PIB B.V	—	(14.1)	—	(152.0)	—	(158.3)
PEBIS	—	(226.0)	—	(164.3)	—	(110.3)
REFAP	—	(206.1)	—	(109.9)	—	(4.1)
Ecuadortlc S.A.	—	(252.6)	—	(211.8)	—	—
Petrobras Colombia	—	(271.5)	—	(196.0)	—	—
Others	—	(116.9)	—	—	—	—
Selling, general and administrative expense
PETROBRAS		(176.4)	—	(158.0)	—	(97.0)
Others	—	(13.3)	—	(0.1)	—	(1.7)
Financial income
PETROBRAS	623.8		580.9	—	466.1	—
REFAP S.A.	28.3	—	24.2	—	16.8	—
Braspetro Oil Company—BOC	4.9	—	15.6	—	11.0	—
Braspetro Oil Services Company—BRASOIL	2.3	—	11.5	—	15.4	—
PIB B.V	161.7	—	82.8	—	56.7	—
PNBV	118.3	—	29.9	—	0.7	—
AGRI BV	56.1		17.1		—
Others	3.8	—	3.5	—	1.9	—
Financial expense
PETROBRAS	—	(722.4)	—	(409.5)	—	(168.4)
Others	—	—	—	(0.3)	—	(0.6)
Other Income and Expense
PNBV	—	—	—	—	—	(0.5)

Total	15,235.7	(9,034.1)	14,739.9	(8,348.2)	10,687.0	(4,659.5)

ITEM 8. FINANCIAL INFORMATION
Petrobras Consolidated Statements and Other Financial Information
     See Item 18. “Financial Statements” and “Index to Financial Statements.”
PifCo Consolidated Statements and Other Financial Information
     See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings
Petrobras
     We are currently subject to numerous proceedings relating to civil, criminal, administrative, environmental, labor and tax claims. Several individual disputes account for a significant part of the total amount of claims against us. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur “in connection with pending litigation, including the proceedings described below under “Environmental Claims.” See Note 19 to our audited consolidated financial statements. The table below sets forth our recorded financial provisions by type of claim: PROVISIONS BY TYPE OF CLAIM(1).

	As of December 31,
	2006	2005
	(in millions of U.S. dollars)
Labor claims	38	7
Tax claims	47	87
Civil claims	97	79
Commercial claims and other contingencies	51	62

Total	233	235

(1)	Excludes provisions for contractual contingencies and tax assessments by the INSS.
     Claims against Petrobras, the parent company, as of December 31, 2006, corresponded to approximately 49.0% of the total amount of claims against us and the amounts paid by us in respect of legal claims against Petrobras in the last five years averaged U.S.$68 million per year. As of December 31, 2006, we estimated that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of the proceedings, was approximately U.S.$13.5 billion.
     The most significant claims are described below:
Civil claims
     On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a lawsuit against us for alleged losses suffered as a result of the sale of the share participation held by Petroquisa in various petrochemical companies included in the National Privatization Program (Programa Nacional de Desestatização). The plaintiff in the lawsuit requests that we, as controlling shareholder of Petroquisa, be compelled to reinstate the damages made to Petroquisa’s equity, as a consequence of the corporate acts that approved the minimum sales price attributed to its share participation in the capital of the privatized companies. An initial decision on January 14, 1997 held us liable to Petroquisa for damages in an amount equivalent to U.S.$3,406 million. In addition, we were required to pay the plaintiff 5% of the indemnification amount as a premium as well as lawyers’ fees of 20% over that amount. However, since the amount due is payable to Petroquisa, not the plaintiff, and we own 100.0% of Petroquisa’s share capital, the actual disbursement, in the case that the decision is not dismissed, will be limited to 25% of the damages amount, or U.S.$851 million. We appealed and prevailed in canceling the judgment, but a subsequent appellate decision on March 30, 2004 found us liable for U.S.$2,359 million, plus a 5% premium and 20% of attorney’s fees, the latter in favor of Porto Seguro. Further, we filed appeals to both the Superior Justice Tribunal and to the Federal Supreme Court, and we are waiting for a final decision on these appeals.
     On May 28, 1981, Kallium Mineração S.A. brought an action against Companhia de Pesquisa de Recursos Minerais – CPRM seeking an indemnification of approximately U.S.$450 million for the early termination of a contract for the exploration of a potassium salt mine in Sergipe. The Brazilian Government, which had previously granted CPRM the right to develop a exploration project for the potassium salt mine, cancelled the concession to CPRM and transferred it to our former subsidiary, Petromisa. CPRM, on its turn, terminated its contract for the exploration of the mine with Kallium Mineração S.A. As a result, CPRM brought us and the Brazilian Government into the proceedings as co-defendants. On August 10, 1999, the court denied most of Kallium’s claims, but required us to indemnify all expenses incurred by Kallium for research conducted in connection with the exploration of the mine, which correspond to approximately U.S.$1 million. In September 1999, Kallium and we appealed the decision and both appeals were denied. We have filed additional appeals and are awaiting a judgment. The total damages amount that may be payable will be subject to monetary adjustment and to interest at 6% calculated as of the date of the filing of the lawsuit.
     Several individuals have filed a collective lawsuit (an ação popular) against us, Repsol-YPF and the Brazilian government seeking to unwind the 2001 exchange of certain of our operating assets in Brazil for some of YPF’s operating assets in Argentina. The plaintiffs maintain that the assets exchanged were not properly valued and that, therefore, the transaction was not in our best interests. On September 5, 2002, the court granted an injunction to the plaintiffs. The Superior Court of Justice of Brazil suspended the injunction, stressing that the transaction had been approved by the Brazilian antitrust authorities, the ANP and the Brazilian Federal Audit Court. On May 15, 2005, the lawsuit was judged on the merits in our favor and the other parties appealed. We are awaiting a final disposition on the merits.
     On March 9, 2006, Barracuda Caratinga Leasing Company B.V. (BCLC), the special purpose company that currently owns the assets of the project, represented by Petrobras (as Construction and Operations Manager), commenced an arbitration against KBR pursuant to the provisions of the EPC Contract as amended between BCLC and KBR. BCLC is seeking damages in the amount of approximately U.S.$220 million plus interest for the costs of monitoring and replacing defective stud bolts, plus the costs and expenses of the arbitration. On March 17, 2006, KBR responded with its counter-notice seeking dismissal of BCLC’s claim and approximately U.S.$22 million in damages for replacement costs of stud bolts that were replaced by KBR. The arbitration panel has been formed and the arbitration is currently in the submissions phase.
     On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. As a result of this spill, several individual damage lawsuits were filed by fishermen of the State of Rio de Janeiro. The lawsuits currently in course correspond to an aggregate amount of approximately R$52 million. In addition, the Federation of Fishermen of the State of Rio de Janeiro filed a lawsuit against us claiming damages of approximately R$537 million. On February 7, 2002, the judge hearing this matter found that damages were due, but not in the amount claimed. Both parties appealed this decision. On October 8, 2002, the Court of Appeals of the State of Rio de Janeiro denied the appeal filed by the plaintiff and dismissed the claim with respect to all fishermen who had already settled their claims against us or who had already filed individual lawsuits against us, and also with respect to certain other fishermen. These dismissals dramatically reduced the number of plaintiffs who could be entitled to damages. Further appeals (agravos de instrumento) by both sides presented on June 26, 2003, to the STJ and the STF, respectively, were denied. On February 2, 2007, the judge who heard the case in the first instance published a decision accepting in part the court expert report that defined the period in which Guanabara Bay’s fish would be affected by the spill. This decision, which overturned the appellate court’s decision, established the parameters for calculating the indemnity due, given that the decision was based upon the same value for each fisherman affected, which represent R$1,102 million through December 2005 (without interests and monetary indexation after that date). We will appeal this decision
     In November 2005, two employees from Finarge Armamento Genoveses S.r.I., an Italian company that renders transportation services to our Company, filed a lawsuit against us in the Genova courts, requesting indemnification for rescuing an adrift platform. This lawsuit is based on Sections 2, 3 and 10 of the Brussels Convention, which provide that those who assist adrift vessels are entitled to an indemnification. The amount of the indemnification will be established by the Italian judge, but it shall not exceed the value of the transported platform. The plaintiffs estimated the value of the platform at U.S.$130 million. We have not yet presented an answer and, according to our insurance policy for this platform, we believe the value of the platform does not exceed U.S.$20 million.
Labor Claims
     We are a defendant in five labor lawsuits filed by oil workers unions with labor courts in Rio de Janeiro, Sergipe and São Paulo related to our alleged failure to index salaries in accordance with the official inflation rates published by the Brazilian government in 1989. In Rio de Janeiro and Sergipe, we lost two lawsuits and the decisions are currently being enforced. We appealed one of such lawsuits and the decision is currently under examination by the court. The allegations in Rio de Janeiro and Sergipe refer to the months of February and August of 1989. In Rio de Janeiro (relating to a suit in Macaé), we were successful in definitively revoking one decision, while in São Paulo we are awaiting the judgment of one appeal before the Federal Supreme Court.
Tax Claims
     We received several tax assessments from the INSS alleging irregular presentation of documentation by construction companies and other service providers under contract with us with regard to their INSS contributions. The INSS seeks to hold us jointly and severally liable for contributions not made by these providers, as set forth by applicable law. We are analyzing each of the INSS’ assessments in order to attempt to recover payments that we made to the INSS with respect to these tax assessments. In addition, we intend to take action against service providers in order to recover any amounts paid and not recovered from the INSS, based on our right to contribution. Because it is unlikely that we will successfully obtain a reversal of the INSS’ decision through the agency’s administrative procedures, at December 31, 2006, we had a balance of U.S.$25 million in our provision to cover future payments to the INSS.
     Federal tax authorities (Delegacia da Receita Federal) have served us with a tax assessment of approximately R$566 million related to a withholding tax (IRRF) that they believe should have been paid in connection with remittances we made abroad between 1998 and 2002. On December 31, 2006, this amount corresponded to approximately R$666 million (approximately U.S.$311 million). The remittances were related to the purchase of imported oil by us. According to the federal tax authorities, such remittances corresponded to interest payments, which they believe would give rise to the tax levy they claim. However, the importation documents do not make reference to the alleged interest payments. In May 2006, we were notified that the Delegacia da Receita Federal denied the tax assessment. An appeal (recurso de ofício) to a higher administrative body (conselho de contribuintes) is pending that seeks to modify the decision favorable to us.
     The Brazilian Revenue Service has filed two tax assessments against us in connection with the withholding tax, or IRRF on foreign remittances of payments related to the charter of vessels of movable platforms. On February 17, 2003, the Brazilian Revenue Service served us with a tax assessment notice for R$93 million (approximately U.S.$32 million) covering disputed taxes for 1998. On December 31, 2006, this amount corresponded to approximately R$117 million (approximately U.S.$55 million). On June 27, 2003, the Brazilian Revenue Service served us with a tax assessment notice for R$3,064 million (approximately U.S.$1,066 million) covering disputed taxes for the period from 1999 to 2002. On December 31, 2006, this amount corresponded to R$3,914 million (approximately U.S.$1,832 million). We appealed the two unfavorable rulings from the Brazilian Revenue Service with respect to these tax assessments to a higher administrative court. The administrative court denied both of our appeals, upholding the tax assessments imposed by the Federal Revenue Office in Rio de Janeiro and declaring that the tax in question is not applicable to us. We still have two pending appeals to the highest administrative level (câmara superior de recursos fiscais). If necessary, we will bring suit at the federal judicial level.
     Certain independent fuel distributors located throughout Brazil have brought claims against us. Collectively, these claims total approximately R$821.48 million (U.S.$394 million) and aim at the restitution of the Sales Taxes (ICMS) retained from such distributors and collected by us in favor of many states, plus damages. We believe these taxes were properly collected and represent valid state tax credits. However, in connection with these claims, approximately R$76 million (U.S.$32 million) in injunctive relief was declared against us in various local courts and seized from our accounts in several jurisdictions in anticipation of favorable judgments for the distributors. Upon appeal, these rulings were subsequently overruled.
     We have sold imported naphtha, to a company named Braskem, provided that the naphtha would be applied in the production of petrochemical raw materials, instead of the production of gasoline or diesel. On December 12, 2006, the Brazilian Revenue Service filed a tax assessment (auto de infração) against us, in the amount of R$1,288 million (U.S.$600 million) (including interest and penalties), in connection with CIDE (Contribuição de Intervenção no Domínio Econômico or Contribution for Intervention in the Economic Sector, an excise tax applied to the sale and import of crude oil, oil products and natural gas products), on the importation of naphtha, on the grounds that we did not prove that the naphtha was not used to produce gasoline or diesel. As we have issued the relevant invoices that contain a clarification that “the naphtha will not be applied to the production of gasoline or diesel,” and considering that Braskem has confirmed that the naphtha was used solely in petrochemical activities, as agreed in our contract, we believe these imports are not taxable. We asked for a review of the assessment and will continue to appeal at the federal administrative level and later at the federal judicial level, if necessary.
Environmental Claims
     In the period between 2001 to 2006, we experienced several accidents, some of which led to significant oil spills: 77,402 gallons in 2006, 71,141 gallons in 2005, 140,000 gallons in 2004, 73,000 gallons in 2003 and 52,000 gallons in 2002. In connection with these accidents, several administrative, civil and criminal investigations and proceedings have not yet been concluded, the most significant of which are specified below. We cannot predict whether additional litigation will result from those accidents or whether any such additional proceedings would have a material adverse effect on us. See Note 19(d) to our audited consolidated financial statements.
     January 2000 spill—Guanabara Bay
     On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of fuel into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. We have spent approximately R$104 million in connection with the clean-up efforts and fines imposed by IBAMA in connection with this spill, and are subject to several legal proceedings that remain pending as a result of this spill, including a criminal proceeding instituted on January 24, 2001 by the Public Ministry of the State of Rio de Janeiro. The ruling declared the proceeding invalid by virtue of the Federal Constitution of Brazil, which permits only individuals, not legal entities, to be held criminally liable. This ruling is not subject to appeal. In addition, on April 30, 2002, a decision from the court determined the conclusion of the criminal proceeding. Although this decision is favorable to us and is not subject to appeal by the plaintiff, we nevertheless appealed to the Brazilian Court of Justice (Superior Tribunal de Justiça, or STJ) to seek an additional ruling in our favor based on constitutional grounds, in order to set a favorable precedent.
     July 2000 Spill—Curitiba
     On July 16, 2000, an oil spill occurred at our President Getúlio Vargas refinery, located approximately 15 miles (24 kilometers) from Curitiba, capital of the State of Paraná, releasing approximately 1.06 million gallons of crude oil into the surrounding area. We spent approximately R$74 million on the clean-up effort and fines imposed by the State of Paraná authorities. In addition, in relation to this spill:
•	on August 1, 2000, IBAMA imposed fines in the amount of R$168 million. We contested these fines, but IBAMA subsequently upheld them. On February 3, 2003, we filed a lawsuit in order to challenge these fines and obtained an injunction that allows us to pursue a decision to this claim without posting a bond in the amount of the fines. The judge decided in favor of the joinder of this proceeding with other civil petitions, and we asked to the Regional Federal Court of Appeals (TRF) to reverse this decision. We are currently awaiting a final disposition of this case;

•	several civil actions have been filed against us, the most important of which is a civil action filed on January 1, 2001 by the Federal Public Ministry and the Paraná State Public Ministry seeking damages of approximately R$2,300 million. On April 4, 2001, we filed our response and are still awaiting a decision. At present, the proceedings have been suspended, while awaiting the results of the technical survey; and

•	the Federal Public Ministry instituted a criminal action against us, our former president and our former superintendent of the REPAR refinery. A habeas corpus petition has currently suspended the action in favor of us, our former president and the former superintendent of the REPAR refinery. In addition, with respect to our former president and REPAR refinery’s former superintendent, the STF and STJ have each concluded their criminal proceedings. The habeas corpus petition was judged by the STJ on September 2, 2006, and the court granted habeas corpus to Luiz Eduardo Valente Moreira, the former superintendent of REPAR. In the same decision, the STJ suspended the penal action against us and our former President (Henri Philippe Reichstul).

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
•	the Instituto Ambiental do Paraná, or IAP fined us approximately R$150 million. We contested this fine, and IAP reduced the fine to R$90 million. We contested the reduced fine, but the legal proceeding was suspended by decision of the court;

•	the Federal Public Ministry and the Paraná State Public Ministry filed a public civil action against us seeking damages of approximately R$3.7 billion and to oblige us to take certain remedial steps to prevent future accidents. On July 19, 2002, we filed our response, but the legal proceeding was suspended by decision of the court;

•	in the civil action presented by the Federal Public Ministry, the judge determined that the action must be sent to the State Court, which has authority over this case. The Federal Public Ministry appealed to the Federal Regional Court. The proceeding has been handled by the attorney for the Federal Public Ministry since October 21, 2005. Although the Federal Regional Court has not yet decided if the authority to make a determination belongs to the Federal Court or to the State Court, the State Court of Morretes’ judge has decided to suspend the lawsuit;

•	the Instituto Ambiental do Paraná (IAP) presented a civil action requiring the recovery of the damages and the indemnity of those for whom damages could not be recovered, in the value of R$150 million. On October 5, 2006, the judge decided to suspend the lawsuit and the upcoming hearing, in which the terms of the planned survey were to be discussed. That hearing will instead be held after the judgment by the Federal Regional Court as to the proper jurisdiction of the Federal and State Courts; and

•	the Federal Police office in the State of Paraná conducted a criminal investigation, which has been concluded.
     March 2001 gas explosion and spill—Roncador field
     On March 15, 2001, a gas explosion inside one of the columns of the P-36 production platform, located in the Roncador field (75 miles off the Brazilian coast) led to the death of 11 employees and eventual sinking of the platform. The accident also caused 396,300 gallons of oil to spill into the ocean. As a result of the accident:
•	the Federal Public Ministry filed a lawsuit on January 23, 2002 seeking the payment of R$100 million as environmental damages, among other demands. We have presented our defense to these claims and are awaiting a decision; and

•	IBAMA fined us approximately R$7 million. We are contesting these fines through administrative proceedings. One of these proceedings has ended and the fine (in the amount of R$2 million) has been upheld by IBAMA. We shall, in the near future, file a lawsuit seeking the cancellation of this fine.
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

•	following the FPSO P-34 accident, the Comissão Estadual de Controle Ambiental (State Commission for Environment Control, or CECA) fined us in R$1 million because our exploration license in Campos Basin had allegedly expired. We are contesting this fine through administrative proceedings; and

•	on January 16, 2003, the Federal Public Ministry filed a motion for a protective order with a request for an injunction against us, IBAMA and Agência Nacional do Petróleo (National Petroleum Agency, or ANP), in order to challenge the validity of the letter of intent and of the TAC and prevent us from obtaining from IBAMA new licenses for our platforms located in the Campos Basin. The trial judge partially accepted the plaintiff’s request for an injunction. The court suspended the injunction, upholding the validity of the TAC, which is not subject to appeal. The proceedings at the trial court will continue until the trial judge makes a final decision on the merits of the complaint, a decision that would be subject to further appeals.
     Campos Basin Drilling Operations
     On February 3, 2006 IBAMA imposed a fine on us in the amount of R$213.2 million for the performance of some drilling operations in the Campos basin in alleged breach of the agreement (termo de ajustamento de conduta) executed between Petrobras and IBAMA on August 11, 2004. On February 16, 2006, we contested the fine through an administrative proceeding with IBAMA, but no decision has been issued yet. We believe the drilling performed by us along the Brazilian coast, including the drilling performed on the Campos Basin, is legitimate based on IBAMA’s Previous Drilling License, Federal Government Decree of December 9, 2002, and the agreement (termo de ajustamento de conduta) executed between Petrobras and IBAMA, which has been modified and is valid through June 30, 2007.
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

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
		(in millions of U.S. dollars)
Dividends paid to shareholders	3,144	2,104	1,785	941	999
Dividends paid to minority interests	69	6	24	2	19

	3,213	2,110	1,809	943	1,018
     For Brazilian Corporate Law’s on minimum dividend distribution requirements, see Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity” and Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Mandatory Distribution.” We may change our dividend policy at any time within the limits set forth by Brazilian law.
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
     Our common and preferred shares are traded on the São Paulo Stock Exchange since 1968. Our ADSs representing four common shares and our ADSs representing four preferred shares have been traded on the New York Stock Exchange since 2000 and 2001, respectively. JPMorgan Chase Bank, N.A. serves as the depositary for both the common and preferred ADSs. Our common and preferred shares have been traded on the LATIBEX since 2002. The LATIBEX is an electronic market created in 1999 by the Madrid Stock Exchange in order to enable trading of Latin American equity securities in euro denominations.
     Our common and preferred shares have been traded on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) since April 27, 2006.

Price Information
São Paulo Stock Exchange
     The tables below set forth reported high and low closing sale prices in reais per common and preferred share and the reported average daily trading volume in common and preferred shares on the São Paulo Stock Exchange for the periods indicated. The table also sets forth prices in U.S. dollars per common and preferred share at the selling market rate for the purchase of U.S. dollars, as reported by the Central Bank of Brazil, for each of the dates of such quotations. See Item 3. “Key Information—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.

COMMON SHARES TRADED ON BOVESPA
			U.S. dollars		Average Number of
	reais per Common Share		per Common Share		Common Shares
	High	Low	High	Low	Traded per Day
2002	15.78	9.47	6.73	2.45	1,630,562
2003	21.13	11.50	7.26	3.22	1,290,235
2004	26.93	19.14	10.09	5.99	1,330,191
2005	41.80	25.40	18.37	9.39	973,131
2006	55.40	40.65	26.85	17.69	1,127,049

2005:
First Quarter	33.08	25.40	12.40	9.39	1,224,093
Second Quarter	31.50	26.08	13.21	10.16	894,337
Third Quarter	41.80	29.58	18.33	12.49	996,648
Fourth Quarter	41.30	33.31	18.37	14.82	782,600
2006:
First Quarter	51.69	42.30	23.34	18.09	1,092,195
Second Quarter	55.40	40.65	26.85	17.69	1,212,664
Third Quarter	51.79	42.15	23.74	19.09	973,913
Fourth Quarter	54.49	42.69	25.51	19.72	1,241,273
2007:
First Quarter	55.75	44.85	26.16	21.02	1,576,872
2006:
November	51.00	46.75	23.56	21.82	1,200,516
December	54.49	50.50	25.51	23.31	1,103,042
2007:
January	55.75	48.25	26.16	22.60	1,705,886
February	52.45	47.85	24.91	22.58	1,622,411
March	51.74	44.85	25.14	21.02	1,416,464
April	54.49	50.75	26.80	24.89	1,154,640
May	53.40	50.30	27.45	24.91	1,312,968

PREFERRED SHARES TRADED ON BOVESPA
			U.S. dollars		Average Number of
	reais per Preferred Share		per Preferred Share		Preferred Shares
	High	Low	High	Low	Traded per Day
2002	15.08	8.79	6.43	2.27	4,269,481
2003	19.37	10.40	6.67	2.90	4,584,203
2004	24.47	16.80	9.17	5.26	4,825,476
2005	37.21	22.74	16.50	8.37	4,578,877
2006	49.80	36.50	23.33	15.89	6,559,601
2005:
First Quarter	28.94	22.74	10.86	8.37	4,957,720
Second Quarter	27.70	22.98	11.62	8.87	3,952,243
Third Quarter	37.01	26.03	16.25	10.84	4,638,194
Fourth Quarter	37.21	29.46	16.50	13.11	4,790,216
2006:
First Quarter	47.00	38.09	21.50	16.29	6,257,082
Second Quarter	48.15	36.50	23.33	15.89	6,735,861
Third Quarter	46.25	38.14	21.26	17.20	6,058,653
Fourth Quarter	49.80	38.80	23.31	17.92	7,238,668
2007:
First Quarter	50.45	40.17	23.67	18.76	9,664,942
2006
November	45.83	42.45	21.17	19.82	7,452,290
December	49.80	45.30	23.31	20.91	6,584,957
2007:
January	50.45	43.35	23.67	20.31	9,388,510
February	47.30	42.60	22.46	20.18	9,860,462
March	46.14	40.17	22.46	18.76	9,768,836
April	48.65	45.20	23.93	22.24	8,920,665
May	47.20	44.36	24.26	21.97	9,239,191

New York Stock Exchange
     The tables below set forth the reported high and low closing sale prices per ADSs representing four common shares and ADSs representing four preferred shares and their reported average daily trading volume on the New York Stock Exchange for the periods indicated.

COMMON SHARE ADS TRADED ON THE NYSE
			U.S. dollars per		Average Number
	reais per ADS representing		ADS representing		of ADS representing
	Four Common Shares		Four Common Shares		Four Common
	High	Low	High	Low	Shares Traded per Day
2002	63.58	36.91	27.30	9.55	1,223,509
2003	84.77	46.22	29.27	12.94	1,044,189
2004	107.74	77.77	40.37	24.35	1,371,604
2005	167.06	101.24	73.40	37.41	1,754,301
2006	220.63	161.25	106.92	70.18	2,594,727

2005:
First Quarter	131.47	101.24	49.81	37.41	1,967,233
Second Quarter	126.29	104.29	52.97	41.00	1,313,044
Third Quarter	167.06	118.03	73.37	49.54	1,808,566
Fourth Quarter	166.45	132.48	73.40	58.95	1,941,263
2006:
First Quarter	209.26	173.71	94.50	74.72	2,267,705
Second Quarter	220.63	161.25	106.92	70.18	3,320,289
Third Quarter	206.76	165.57	94.94	76.67	2,486,914
Fourth Quarter	219.96	169.98	102.99	78.51	2,298,808
2007:
First Quarter	213.22	180.16	101.32	84.52	3,099,114
2006:
November	203.79	186.40	94.15	86.98	2,131,052
December	219.96	203.46	102.99	93.90	1,834,865
2007:
January	213.22	194.09	99.66	90.93	3,082,485
February	209.41	189.34	99.46	89.68	2,800,289
March	207.96	180.16	101.32	84.52	3,372,308
April	218.69	203.63	107.58	99.87	2,467,030
May	212.50	200.53	109.22	99.30	2,832,331

PREFERRED SHARE ADS TRADED ON THE NYSE
			U.S. dollars per		Average Number
	reais per ADS representing		ADS representing		of ADS representing
	Four Preferred Shares		Four Preferred Shares		Four Preferred Shares
	High	Low	High	Low	Traded per Day
2002	60.81	34.40	25.95	8.90	683,403
2003	77.50	41.57	26.79	11.63	671,236
2004	97.94	66.59	36.70	20.85	818,145
2005	150.34	89.91	66.20	33.43	1,184,789
2006	199.84	144.98	93.55	63.10	1,252,695

2005:
First Quarter	115.73	90.84	43.62	33.43	1,567,575
Second Quarter	110.87	89.91	46.50	35.60	904,878
Third Quarter	147.74	103.74	64.93	42.78	1,161,931
Fourth Quarter	150.34	118.14	66.20	52.57	1,121,729
2006:
First Quarter	190.88	157.93	86.20	67.75	1,317,177
Second Quarter	193.04	144.98	93.55	63.10	1,612,795
Third Quarter	185.66	153.18	85.09	69.16	1,101,849
Fourth Quarter	199.84	154.80	93.28	71.50	979,983
2007:
First Quarter	194.44	161.62	90.88	75.51	1,619,225
2006:
November	183.77	168.87	84.90	78.80	984,610
December	199.84	183.05	93.28	84.48	788,195
2007:
January	194.44	173.33	90.88	81.20	1,512,015
February	189.39	169.77	90.11	80.41	1,627,249
March	186.26	161.62	90.75	75.51	1,709,760
April	194.36	181.36	95.61	89.22	1,438,028
May	187.73	177.15	96.49	87.72	1,530,198
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
     The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a number of authorized non-members. The São Paulo Stock Exchange opens electronic trading sessions each day from 11:00 a.m. to 6:00 p.m. Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 5:00 p.m. Brazil local time, to closely mirror New York Stock Exchange trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Sistema de Negociação Assistida por Computador (Computer Assisted Trading System) on the São Paulo Stock Exchange. The São Paulo Stock Exchange also permits trading from 6:45 p.m. to 7:30 p.m. (or from 5:45 p.m. to 7:00 p.m. during daylight savings time in the United States) on an online system connected to traditional and internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.
     In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of thirty minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.
     The São Paulo Stock Exchange is less liquid than the New York Stock Exchange. At December 31, 2006, the aggregate market capitalization of the 352 companies listed on the São Paulo Stock Exchange was approximately U.S$ 722.6 billion and the ten largest companies represented approximately 51.3 % of the total market capitalization of all listed companies. All the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, but in most cases, less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.
     Trading on the São Paulo Stock Exchange by a holder not deemed to be a resident of Brazil for Brazilian tax and regulatory purposes (a non-Brazilian holder) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on the São Paulo Stock Exchange in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction.
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
Regulation of the Brazilian Securities Markets
     The Brazilian securities markets are principally governed by Law No. 6,385 of December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the CVM, which has regulatory authority over the stock exchanges and securities markets generally, the National Monetary Council, and the Central Bank of Brazil, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.
     Under the Brazilian Corporate Law, a company is either public (companhia aberta), such as we are, or privately held (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common and preferred shares are listed and traded on the São Paulo Stock Exchange and may also be traded privately, subject to some limitations.
     In order to be listed on the São Paulo Stock Exchange, a company must apply for registration with the CVM and the São Paulo Stock Exchange.
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
PifCo
     PifCo’s common stock is not registered and there is no trading market for it. PifCo’s Senior Notes are listed in the Luxembourg Stock Exchange. PifCo’s Global Notes due 2016 are registered on the New York Stock Exchange. PifCo’s other debt securities have not been listed on any securities exchange.
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
Allocation of Net Income
     At each annual general shareholders’ meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. The Brazilian Corporate Law defines net profits as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with the Brazilian Corporate Law, the amounts available for dividend distribution or payment of interest on shareholders’ equity equals net profits less any amounts allocated from such net profits to the legal reserve.
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

     Brazilian law also provides for three discretionary allocations of net profits that are subject to approval by the shareholders at the annual general shareholders’ meeting, as follows:
•	first, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the reasons justifying the reserve cease to exist, or written off in the event that the anticipated loss occurs;

•	second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, this excess may be allocated to an unrealized revenue reserve. The Brazilian Corporate Law defines realized net profits as the amount of net profits that exceeds the sum of the net positive result of equity adjustments and profits or revenues from operations whose financial results take place after the end of the next succeeding fiscal year; and

•	third, a portion of our net profits that exceeds the minimum mandatory distribution may be allocated to fund working capital needs and investment projects, as long as such allocation is based on a capital budget previously approved by our shareholders. Capital budgets for more than one year must be reviewed at each annual shareholders’ meeting.
Mandatory Distribution
     Under Brazilian Corporate Law, the bylaws of a Brazilian corporation may specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends or interest on shareholders’ equity, also known as the mandatory distributable amount, which cannot be lower than 25% of the adjusted net profit for the fiscal year. Under our bylaws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of our net profits, after the allocations to the legal reserve, contingency reserve and unrealized revenue reserve. Furthermore, the net profits that are not allocated to the reserves above to fund working capital needs and investment projects as described above or to the statutory reserve must be distributed to our shareholders as dividends or interest on shareholders’ equity.
     The Brazilian Corporate Law, however, permits a publicly held company, such as ours, to suspend the mandatory distribution if the board of directors and the Fiscal Council report to the annual general shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors must file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be allocated to a special reserve and, if not absorbed by subsequent losses, shall be distributed as soon as the financial condition of the company permits such payments.
Payment of Dividends and Interest on Shareholders’ Equity
     We are required by the Brazilian Corporate Law and by our bylaws to hold an annual general shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year.
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

     Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% or 25%. The 25% rate applies if the beneficiary is resident in a tax haven. See “—Brazilian Tax Considerations.” The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distribution of dividends. Under the Brazilian Corporate Law, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory dividend.
     Under the Brazilian Corporate Law and our bylaws, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. The amounts of dividends due to our shareholders are subject to financial charges at the SELIC rate (an interest rate applicable to certain Brazilian government securities) from the end of each fiscal year through the date we actually pay such dividends. Shareholders have a three-year period from the dividend payment date to claim dividends or interest payments with respect to their shares, after which the amount of the unclaimed dividends reverts to us.
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
     The board of directors or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, call our general shareholders’ meetings. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact, so long as the attorney-in-fact was appointed within a year of the meeting. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The attorney-in-fact’s power of attorney must comply with certain formalities set forth by Brazilian law.
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
Voting Rights
     Pursuant to the Brazilian Corporate Law and our bylaws, each of our common shares carries the right to vote at a general meeting of shareholders. The Brazilian government is required by law to own at least a majority of our voting stock. Pursuant to our bylaws, our preferred shares generally do not confer voting rights.
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
     The approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions involving our company:
•	reduction of the mandatory dividend distribution;

•	merger into another company or consolidation with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	participation in a group of companies subject to the conditions set forth in the Brazilian Corporate Law;

•	change of our corporate purpose, which must be preceded by an amendment in our bylaws by federal law as we are controlled by the government and our corporate purpose is established by law;

•	cessation of the state of liquidation;

•	spin-off of a portion of our company, subject to the conditions set forth in the Brazilian Corporate Law;

•	transfer of all our shares to another company or receipt of shares of another company in order to make the company whose shares are transferred a wholly-owned subsidiary of such company, known as incorporação de ações; and

•	approval of our liquidation.
     According to the Brazilian Corporate Law, the following actions shall be submitted for approval by the outstanding adversely affected preferred shares before they are submitted for approval of at least half of the issued and outstanding common shares:
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
     Preferred shareholders holding, individually or as a group, 10% of our total capital have the right to appoint and/or dismiss one member to or from our board of directors. Preferred shareholders have the right to separately appoint one member to our Fiscal Council.
     Our bylaws provide that, independently from the exercise of the rights above granted to minority shareholders, through cumulative voting process, the Brazilian government always has the right to appoint the majority of our directors.

Preemptive Rights
     Pursuant to the Brazilian Corporate Law, each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to the number of shares held by them. In the event of a capital increase that would maintain or increase the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to newly issued preferred shares only. In the event of a capital increase that would reduce the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to any new preferred shares in proportion to the number of shares held by them, and to common shares only to the extent necessary to prevent dilution of their interests in our total capital.
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
     This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares in the event that we decide:
•	to create preferred shares or to increase the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by our bylaws; or

•	to change the preferences, privileges or redemption or amortization conditions of any class of preferred shares or to create a new class of preferred shares entitled to more favorable conditions than the existing classes.
     Holders of our common shares may exercise their right of withdrawal in the event we decide:
•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law; or

•	to participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein.
     The right of withdrawal may also be exercised by our dissenting shareholders in the event we decide:
•	to reduce the mandatory distribution of dividends;

•	to change our corporate purposes;

•	to spin-off a portion of our company, subject to the conditions set forth in the Brazilian Corporate Law;

•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly-owned subsidiary of our company, known as incorporação de ações; or

•	to acquire control of another company at a price, which exceeds the limits set forth in the Brazilian Corporate Law, subject to, the conditions set forth in the Brazilian Corporate Law.
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
Other Shareholders’ Rights
     According to the Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of some specific rights, such as:
•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	the right to supervise the management of the corporate business as specified in the Brazilian Corporate Law;

•	the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be set out in the bylaws); and

•	the right to withdraw from the company in the cases specified in the Brazilian Corporate Law.
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
Dispute Resolution
     Our bylaws provide for mandatory dispute resolution through arbitration, in accordance with the rules of the Câmara de Arbitragem do Mercado (Market Arbitration Chamber), with respect to any dispute regarding us, our shareholders, the officers, directors and Fiscal Council members and involving the provisions of the Brazilian Corporate Law, our bylaws, the rules of the National Monetary Council, the Central Bank of Brazil and the CVM or any other capital markets legislation, including the provisions of any agreement entered into by us with any stock exchange or over-the-counter entity registered with the CVM, relating to adoption of differentiated corporate governance practices.
     However, decisions of the Brazilian government, as exercised through voting in any general shareholders’ meeting, are not subject to this arbitration proceeding, in accordance with Article 238 of the Brazilian Corporate Law.
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
     PifCo is an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law, as amended, with company registration number 76600. PifCo registered and filed its Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997. The company adopted a revised amended and restated memorandum and articles of association by sole shareholder special resolution on May 7, 2007. PifCo was initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of PifCo’s shareholders to Petrobras International Finance Company on September 25, 1997. The last amendment to PifCo’s Memorandum & Articles of Association occurred on May 7th, 2007, to increase the capital stock and to amend the stated purpose of PifCo.
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
     PifCo may also by ordinary resolution:
•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any part of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	split existing shares into shares of a smaller amount, subject to the provisions of Section 13 of the Companies Law; and

•	cancel any shares, which, at the date of the resolution, are not held or agreed to be held by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
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
Material Contracts
Petrobras
Concession Agreements with the ANP
     As provided in the Oil Law, we were granted the exclusive right, for a period of 27 years from the declaration of commercial feasibility, to exploit the crude oil reserves in all fields where we had previously commenced production. In addition, the Oil Law established a procedural framework for us to claim exclusive exploratory rights for a period of up to three years, which was later extended to five years, with respect to areas where we could demonstrate that we had “established prospects.” In case of drilling success in this exploration period we could claim development rights. To perfect our claim to explore and develop these areas, we had to demonstrate that we had the required financial capacity to carry out these activities, either alone or through cooperative arrangements.
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
     The areas of the concessions not awarded to us by the ANP have been, and will continue to be, awarded through public auctions conducted by the ANP. Regarding the eight auctions conducted thus far, we have executed several concession contracts and currently retain concessionaire rights under 459 of these contracts. It should also be clarified that 305 of these contracts refer to areas where we are already conducting exploitation activities and 154 refer to areas where we have exploration rights.
     Although we have also acquired rights to execute contracts for 21 new concession areas in Bid Round 8, the concession contracts related thereto have not been signed yet due to an injunction granted in November 2006 by Brazilian Courts in order to suspend the auction. See Item 4. “Information on the Company—Exploration, Development and Production—Exploration Activities—Exploration Bidding Rounds.”
     According to the Oil Law and under our concession agreements with the ANP we are required to pay the following:
•	signature bonuses;

•	royalties;

•	special participation charge; and

•	rentals for the occupation or retention of areas.
     The minimum signature bonuses are published in the bidding rules for the concessions being auctioned, but the actual amount is based on the amount of the winning bid and has to be paid upon the execution of the concession agreement. The rentals for the occupation and retention of the concession areas are also provided for in the related bidding rules and are payable annually. For a discussion of royalties, special participation fees and rentals, see Item 5. “Operating and Financial Review and Prospects—Effect of Taxes on Our Income.”
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
     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil may be subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investments be registered with the Central Bank of Brazil. If any restrictions are imposed on the remittance of foreign capital abroad, they could hinder or prevent Companhia Brasileira de liquidação e Custódia, or CBLC, as custodian for the common and preferred shares represented by the American Depositary Shares, or registered holders who have exchanged American Depositary Shares for common shares or preferred shares, from converting dividends, distributions or the proceeds from any sale of such common shares or preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad.
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
     Withdrawals from deposit accounts of Brazilian or non-Brazilian residents, for the acquisition of shares in public offerings registered with CVM, but not in stock exchange, are subject to a zero percent CPMF tax rate, provided that the issuer is registered for negotiation of the shares in a stock exchange.
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
     Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, for purposes of the U.S. Internal Revenue Code of 1986 (the “Code”), a holder of an ADS will be treated as the holder of the shares of common or preferred stock represented by those ADSs, and no gain or loss will be recognized if you exchange an ADS for the shares of common or preferred stock represented by that ADS.
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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2007 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures.
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
     Noteholders whose notes are brought into or issued in the Cayman Islands will be liable to pay stamp duty of up to C.I.$.250 on each note.

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
U.S. Federal Income Taxation
     The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to the United States federal income tax on a net income basis in respect of the notes (a “U.S. holder”). This summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of the United States federal income taxation which may be relevant to particular investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt organizations, certain short-term holders of notes, persons that hedge their exposure in the notes or hold notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. Holder whose functional currency as defined in Section 985 of the code is not the U.S. dollar. U.S. holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.
     In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of notes who purchase notes at the original issue price and hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.
EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR CONCERNING THE OVERALL TAX CONSEQUENCES TO IT, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN THE NOTES.
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
Sale or disposition of notes
     A U.S. holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in the note generally will equal the U.S. holder’s cost for the note increased by any amounts included in gross income by such

U.S. holder as OID and reduced by any payments other than payments of qualified stated interest on that note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be the United States source gain or loss for the United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The gain or loss realized by a U.S. holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%.
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
The Prepayment Agreement.
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
     The summary of the Master Export Contract that is presented above reflects the amendments executed after the consent. The amendments became effective June 1, 2006.
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
     Although we currently produce approximately 80% of our crude oil requirements for Petrobras refineries in Brazil, we import a substantial amount of crude oil, as well as smaller quantities of diesel, liquefied petroleum gas, naphtha and other oil products. We also export crude oil, bunker fuel, fuel oil and gasoline. Virtually all of the prices for these imports and exports are payable in U.S. dollars even though substantially all our revenues are collected in reais (despite the fact these prices are partly based on international prices). In addition, a substantial portion of our indebtedness and some of our operating expenses are, and we expect them to continue to be, denominated in or indexed to U.S. dollars or other foreign currencies. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil” for the manner in which the Brazilian government has controlled the prices we charge.
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
     For 2006, we carried out derivative transactions on 26.4% of our total trade volume, as compared to 26.8% of our total trade volume for 2005 and 33.1% of our total trade volume for 2004. This decrease in our derivative transactions is a result of normal fluctuations in our operations. The open positions on the futures market, compared to spot market value, resulted in recognized losses of U.S.$1.6 million in 2006, U.S.$0.6 million in 2005 and U.S.$2 million in 2004.
     In January of 2001, we sold put options for 52 million barrels of West Texas Intermediate oil over a period from 2004 to 2007. We executed the transaction in order to protect the quantity of oil from price fluctuations and provide the institutions financing the Barracuda/Caratinga project with a minimum guaranteed margin to cover debt servicing. The puts were structured to guarantee a minimum return on investment for the institutions financing the project. The value of our position with respect to this put option resulted in no gain or loss at December 31, 2006.
     In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply gas-fired power plants and for other uses in Brazil, we entered into a contract, with the company Empresa Petrolera ANDINA, a gas producer in Bolivia, that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), was executed with the purpose of reducing the effects of price volatility under the GSA.
     The terms of the PVRC included a straight fixed for floating price swap for the period between inception and 2004, and for the period from 2005 to 2019, a collar with us receiving cash payments when the calculated price is over the established ceiling and we making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.
     The PVRC was being accounted for under SFAS No. 133 as a derivative instrument, since we did not satisfy the documentation required for hedge accounting, and was being marked to its calculated fair value with changes in such value recognized in income. At inception, the PVRC had a positive value to us of U.S.$169 million, which is deemed a deferred purchase incentive and is being amortized into income on the basis of the volumes anticipated under the PVRC.

     As of December 31, 2005, we recorded a derivative asset based on the fair value calculation in the amount of U.S.$547 million and a liability in the amount of U.S.$144 million, which was deemed a deferred purchase incentive, which was being amortized into cost of sales on the basis of the volumes anticipated under the PVRC.
     Due to the new Hydrocarbons Law of Bolivia, the other party involved in the PVRC challenged the contract, alleging among others factors, force majeure and excessive onus. On August 12, 2006, the parties agreed to cancel the PVRC. As a result, we received the amount of U.S.$41 million from Andina and wrote off certain account receivables related to the PVRC in the amount of U.S.$77 million.
     We also recorded a financial expense related to fair value asset adjustments in the amount of U.S.$328 million during the first quarter of 2006, due to the effect of recent tax increases in Bolivia, and U.S.$94 million during the second quarter of 2006 as a consequence of the cancellation of the contract.
     As of May 1, 2006, Supreme Decree 28,701 came into force in Bolivia, through which the natural hydrocarbon resources in that country were nationalized. As a result, all the petroleum companies are obliged to deliver all their production to YPFB, which in representation of the State, is the sole economic agent enabled to commercialize the hydrocarbon products, defining the conditions, volumes and prices for the domestic market, exports and industrialization. The Decree establishes that during a 180-day period known as the “Transition Period,” or until the new operation contracts come into force, operators of fields with a certified average natural gas production of over 100 million cubic feet per day (as of 2005), as is the case with the San Alberto and San Antonio fields where we operate, would be required to pay an additional amount to YPFB of 32% over of the production value, increasing the Bolivian government’s interest to a total of 82%. On October 28, 2006, the end of the Transition Period, new operation contracts were executed with YPFB. These new operation contracts provide or ratify that (i) all hydrocarbon resources are property of YPFB, (ii) we maintain our status as operator of the oil and gas fields, but sales must be made through YPFB, and (iii) we have the right to recover our costs and to have a share of the profit generated by the production. The new operation contracts came in to force in May 2007. As a result of these requirements, we paid the additional fee to YPFB of 32% on our hydrocarbon production, an amount of U.S.$144.9 million, between May 2006 and April 2007.
     International hedging activities in 2006 represented an average of 284,880 barrels of oil equivalent per day of physical movements, of which 24.7% was related to fuel oil, 14.9% was related to diesel, 26.1% was related to gasoline and 31.2% was related to crude oil, as compared to our international hedging activities in 2005 that represented an average of 255,700 barrels of oil equivalent per day of physical movements, of which 20.8% was related to fuel oil, 36.8% was related to gasoline, 15.3% was related to diesel, and 19.8% was related to crude oil. This increase in our international derivative transactions was a result of normal fluctuations in our operations. Of our total hedging activities in 2006, 69.4% were carried out by Petrobras, 18.9% by PifCo and 11.7% by PAI.
     The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2006, which is a 10% increase in the price of the underlying commodity for Options, Futures and Swaps and a 10% decrease for Options maturing 2007-2008.

	Petrobras		Petrobras America Inc.		PifCo		Total
		Fair		Fair		Fair		Fair	+10%
	Quantity	Value(1)		Value(1)		Value (1)		Value(1)	Sensitivity
	(1,000	(U.S.$	Quantity	(U.S.$	Quantity	(U.S.$	Quantity	(U.S.$	(U.S.$
Maturing in 2006	bbl)	millions)	(1,000 bbl)	millions)	(1,000 bbl)	millions)	(1,000 bbl)	millions	millions)
Options
Buy contracts	0,000	0,000	0,000	0,000	0,000	0,000	0,000	0,000	0,000
Sell contracts	0,000	—	0,000	—	—	—	0,000	—	—

Futures
Buy contracts	7,464	(5,902)	172	0,692	4,565	0,001	12,201	(5,209)	(4,688)
Sell contracts	4,840	—	435	—	4,371	—	9,646	—	—

Swaps
Receive variable/ pay fixed	2,754	3,340	0,000	0,000	2,164	0,246	4,918	3,586	3,227
Receive fixed/ pay variable	5,458	—	0,000	—	1,551	—	7,009	—	—

Options maturing 2007-2008(2)
Sell contracts	13000	0,000	—	—	—	—	—	—	0,000

(1)	Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

(2)	13 million barrels per year.
Interest Rate and Exchange Rate Risk
     The interest rate risk to which we are exposed is a function of our long-term debt and, to a lesser extent, our short-term debt. Our long-term debt consists principally of notes and borrowings incurred primarily in connection with capital expenditures and investments in exploration and development projects and loans to affiliated companies. Approximately 78% of our long-term debt is denominated in currencies other than reais, principally U.S. dollars, and to a lesser extent, Japanese Yen and euro-linked European currencies. Our short-term debt consists principally of U.S. dollar denominated import and export financing and working capital borrowings from commercial banks. In general, our foreign currency floating rate debt is principally subject to fluctuations in LIBOR. Our floating rate debt denominated in reais is principally subject to fluctuations in the Taxa de Juros de Longo Prazo (Brazilian long-term interest rate, or TJLP), as fixed by the National Monetary Council. See Note 12 to our audited consolidated financial statements.
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

     The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2006 and 2005. Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2006	2005
Real denominated	17.9%	9.6%
o/w* fixed rate	0.0	0.0
o/w floating rate	17.9	9.6
Dollar denominated	78.1	87.3
o/w fixed rate	37.4	44.7
o/w floating rate (includes short-term debt)	40.7	42.6
Other currencies (primarily Yen)	4.0	3.1
o/w fixed rate	3.6	2.8
o/w floating rate	0.4	0.3

Total	100.0%	100.0%

	Total Debt Portfolio
	2006	2005
Floating Rate Debt
Real denominated	17.8%	9.6%
Foreign Currency Denominated	41.2	42.9
Fixed Rated Debt
Real denominated	0.0	0.0
Foreign Currency Denominated	41.0	47.5%

Total	100.0%	100.0%

	Total Debt Portfolio
	2006	2005
U.S. dollars	78.12%	87.32%
Euro	1.08	0.86
Japanese Yen	2.93	2.20

Brazilian reais	17.87	9.62

Total	100.0%	100.0%

*	o/w signifies “of which”

     The table below provides information about our total debt obligations as of December 31, 2006, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M, CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate) as of December 31, 2006:
(in million of U.S. dollars, except for percentages)

								Fair Value
								as of
								December 31,
	2007	2008	2009	2010	2011	2012-2023	Total	2006
Debt in EURO:
Fixed rate debt	168	2	1	—	—	—	171	171
Average interest rate	6.6%	5.7%	5.7%	—	—	—
Variable rate debt	7	7	7	7	7	26	59	59
Average interest rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%
Debt in Japanese Yen:
Fixed rate debt	62	87	47	27	25	344	591	606
Average interest rate	2.6%	2.4%	2.2%	1.8%	1.7%	2.1%
Variable rate debt	2	2	9	15	8	—	35	35
Average interest rate	4.1%	4.1%	4.7%	4.8%	4.8%	—
Debt in U.S. dollars:
Fixed rate debt	2,004	832	382	700	606	3,455	7,978	8,751
Average interest rate	7.5%	9.6%	8.9%	9.0%	8.9%	7.6%
Variable rate debt	2,146	1,785	1,207	988	523	2,042	8,690	8,778
Average interest rate	6.7%	6.1%	6.5%	6.7%	6.2%	6.7%
Debt in Brazilian
reais:
Variable rate debt	1,424	252	366	656	132	983	3,813	4,134
Average interest rate	11.4%	12.6%	10.8%	13.8%	11.7%	12.9%
Total debt obligations	5,812	2,967	2,018	2,392	1,300	6,850	21,338	22,534

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

Notional amount of debt (U.S.$ in millions)	177.2
Contractual rates(EUR/USD)
Interest payments
Floor	0.94
Ceiling	1.18
Final principal payments
Floor	1.0725
Ceiling	1.1800
Fair value as of December 31, 2006 (U.S.$ in millions)
Put Option	(0.001)
Call Option	21.29
Expiration date	2007
PifCo
     PifCo makes limited use of derivatives, which are contracted by Petrobras on behalf of PifCo. PifCo does not hold derivative instruments for trading purposes or for leverage.
     At September 12, 2006, PifCo entered into cross currency swap in which it swaps principal and interest payments on Yen-denominated bonds for U.S. dollar amounts. Under U.S. GAAP, foreign currency cash flow hedges can only be designated as such when hedging the risk to the entity’s functional currency, and therefore, this cross currency swaps is qualified for a hedge accounting designation, taking into account that PifCo’s functional currency is the U.S. dollar, and the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.
     The hedge item is a ¥ 35 billion bond, with a ten-year maturity, carrying a semi-annual coupon of 2.15% per year. The hedge instrument is a cross-currency swap, with a ten year maturity, under which U.S. dollars are paid and Japanese Yen are received according to the obligations of the bond. The effectiveness test was made at the inception of the hedge based on the hypothetical derivative method. The effectiveness test will be made on an ongoing basis every three months.
     The transaction gain or loss arising from the remeasurement of Yen-denominated bonds would be offset by a related amount reclassified each period from other comprehensive income to earnings. The cross currency swap at December 31, 2006 has a negative fair value of U.S.$9 million due to the devaluation of the Japanese Yen as compared to the U.S. dollar since the inception of the instrument. In the normal course of business, PifCo faces market risks, including interest rate risk and oil and oil products price risk. Neither we nor PifCo have entered into derivative contracts or made other arrangements to hedge against interest rate risk. PifCo has historically passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. Although we are considering methods of continuing this practice in the future, we cannot assure you that this practice will continue.
     PifCo’s short-term debt borrowings are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 5.52% to 8.06%. The weighted average annual interest rate for PifCo’s short-term debt at December 31, 2006 was 6.76%, compared to 5.02% at December 31, 2005.
     The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for PifCo’s long-term debt obligations at December 31, 2006:

CALENDAR YEAR OF EXPECTED MATURITY DATE FOR DEBT
(in thousands of U.S. dollars, except for percentages)
December 31, 2006

								Fair Value
								Dec 31,
Debt Obligations	2008	2009	2010	2011	2012	2013-2018	Total	2006
Debt in U.S. Dollars:
Fixed rate debt	441,698	67,718	68,738	356,164	70,928	2,299,669	3,304,915	3,679,951
Average interest rate	10.0%	5.5%	5.5%	8.9%	5.5%	7.8%
Variable rate debt	329,500	149,500	259,500	20,500	22,250	260,000	1,041,250	1,074,014
Average interest rate	6.9%	7.3%	6.8%	7.8%	7.4%	7.2%
Debt in Japanese Yen:

Fixed rate debt	—	—	—	—	—	293,969	293,969	293,969

Average interest rate	—	—	—	—	—	2.2%

Total debt obligations	771,198	217,218	328,238	376,664	93,178	2,853,638	4,640,134	5,047,634

	December 31,	December 31,
Total Debt Portfolio	2006	2005
U.S. Dollars:
Fixed rate debt	74.5%	79.8%
Floating rate debt	20.5%	20.2%
Japanese Yen:
Fixed rate debt	5.0%	0.0%
Floating rate debt	0.0%	0.0%
Total debt portfolio	100.0%	100.0%

     At December 31, 2006, 20% of PifCo’s debt was dollar-denominated floating rate debt and 75% of PifCo’s debt was dollar-denominated fixed rate debt. Since 95% of PifCo’s debt is dollar denominated, it is not subject to material foreign exchange rate risk.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     Disclosure Controls and Procedures
     Both PifCo and we have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
          Management’s Report on Internal Control over Financial Reporting
     The managements of Petróleo Brasileiro S.A. — PETROBRAS and subsidiaries and Petrobras International Finance Company – PifCo and subsidiaries (each, a “Company”) are responsible for establishing and maintaining effective internal control over financial reporting and for their assessments of the effectiveness of internal control over financial reporting.
     Each Company’s internal control over financial reporting is a process designed by, or under the supervision of, each Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by each Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Each Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management assessed the effectiveness of each Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment, management has concluded that as of December 31, 2006 each Company’s internal control over financial reporting is effective.
     Management’s assessment of the effectiveness of each Company’s internal control over financial reporting as of December 31, 2006 has been audited by KPMG Auditores Independentes, the Companies’ independent registered public accounting firm, which opinion is stated in their report, dated April 5, 2007, included in the financial statements to this Annual Report.
     There were no significant changes in our internal controls or the internal controls of PifCo or in other factors that could significantly affect these controls during the entire year of 2006 and subsequent to the date of managements’ evaluations.

     Integrated Internal Control Systems and Methods Program—Prisma
     The Integrated Internal Control Systems and Methods Program, Prisma, part of our strategic agenda and currently overseen by the Company’s General Internal Control Management Office, has concluded its work to meet the requirements of Section 404 of the Sarbanes-Oxley Act.
     Prisma’s activities in 2006 were carried out with the guidance of the Internal Control Management Committee and monitored by the Audit Committee. These activities included the mapping, documentation, and maintenance of the internal control structure in order to mitigate any risks associated with our system of consolidated financial reports. Our General Internal Control Management Office continued to implement the best corporate governance and control practices with respect to all aspects of our business, services, financial and information technology sectors, according to the Public Company Accounting Oversight Board (PCAOB), the Committee of Sponsoring Organizations of the Treadway Commission (COSO), as well as the Control Objectives for Information and Related Technology (COBIT).
     We have approved the design of the processes and controls that would impact the consolidated financial statements. Any weaknesses that could potentially undermine the certification of our internal controls were eliminated. The system’s internal audits, organized by the Board of Directors, applied new control effectiveness tests. The tests indicated no deficiencies or weaknesses that could compromise our judgment regarding our control structure, either at particular entities or relating to our processes and information technology, more broadly.
     The background documentation of our designs of the processes, controls, and effectiveness tests is saved regularly in an integrated internal control management system which automatically monitors the flow of paper and responsibility, and enables all levels of management to sign off on the internal control structure, including the Financial Director and President. Any managers, the General Internal Control Management Office, Internal Audits, Senior Management, and the Audit Committee, can view the updated status of our system’s internal controls at any time.
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
ITEM 16B. CODE OF ETHICS
     We have adopted a Code of Ethics applicable to our employees and executive officers and a Code of Good Practices applicable to our directors and executive officers, both of which are also applicable to PifCo. In 2006, we revised and updated our Code of Ethics. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on our website: www.petrobras.com.br/investor relations/corporategovernance.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees
Audit and Non-Audit Fees
Petrobras
     The following table sets forth the fees billed to us by our independent auditors, KPMG Auditores Independentes, during the fiscal year ended December 31, 2006, and Ernst & Young Auditores Independentes S/S, during the fiscal year ended December 31, 2005:

	Year ended December 31,
	2006	2005
	(in thousand of reais)
Audit fees	17,254	10,876

Audit-related fees	3,939	3,441
Tax fees	1,467	584

Total fees	22,660	14,901
     Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes and Ernst & Young Auditores Independentes S/S in connection with the audit of our annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and Brazilian GAAP, among others) and review of periodic documents filed with the SEC. In 2006, Audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of R$2,063 thousand, related to the audit of the internal controls. Audit-related fees in the above table are the aggregate fees billed by KPMG Auditores Independentes and Ernst & Young Auditores Independentes S/S for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements and are not reported under “Audit fees” nor under “Audit fees related to SOX”.
     Tax fees in the above table are fees billed by KPMG Auditores Independentes and Ernst & Young Auditores Independentes S/S for services related to tax compliance reviews of the annual federal tax return and procedures with respect to income and sales taxes.
PifCo
     The following table sets forth the fees billed to PifCo by its independent auditors KPMG Auditores Independentes, during the fiscal year ended December 31, 2006, and Ernst & Young Auditores Independentes S/S, during the fiscal year ended December 31, 2005:

	Year ended December 31,
	2006	2005
	(in thousand of reais)
Audit fees	252.8	318.3
Audit-related fees	39.8	—

Total fees	292.6	318.3
     “Audit Fees” are the aggregate fees billed by KPMG Auditores Independentes and Ernst & Young Auditores Independentes S/S for assurance and related services that are reasonably related to the performance of the audit or reviews of PifCo financial statements and are not reported under “Audit fees.” Fees disclosed under the category “Audit-Related Fees” are mainly related to services provided in connection with the issuance of PifCo’s notes in the international capital markets and its exports prepayment program.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the Board of Directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated two members to our audit committee, Francisco Roberto de Albuquerque and Arthur Antônio Sendas, who are designees of the Brazilian government, which is one of our affiliates. In our assessment, these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Exchange Act Rule 10A-3.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Petrobras
     During the fiscal year ended December 31, 2006, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities. On December 15, 2006, we approved a share repurchase program and we may repurchase shares during 2007.
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 through F-170, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1	Amended By-Laws of Petróleo Brasileiro S.A.-Petrobras (together with an English version) (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

1.2	Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)). PifCo’s Memorandum and Articles of Association were last amended on May 7, 2007. PifCo’s Registered Office is currently working with the Company’s Registrar in the Cayman Islands to file PifCo’s new Amended Memorandum and Articles of Association that reflect the following changes: a) a total capital contribution in the amount of U.S.$300,050,000.00; b) the resulting new number of 300,050,000 shares, with the par value of U.S.$1.00; and c) wider objects through which the company plans to carry out its business in the near future.

2.1	Deposit Agreement dated as of July 14, 2000, among Petrobras and Citibank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American Depositary Shares, representing the common shares of Petrobras (incorporated by reference to exhibit of Petrobras’ Registration Statement on Form F-6 filed with the Securities and Exchange Commission on July 17, 2000 (File No. 333-123000)).

2.2	Amended and Restated Deposit Agreement dated as of February 21, 2001, among Petrobras and Citibank, N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares, representing the preferred shares of Petrobras (incorporated by reference to exhibit 4.1 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.3	Amendment No. 1, dated as of March 23, 2001, to the Amended and Restated Deposit Agreement, dated as of February 21, 2001, among Petrobras, Citibank N.A., as depositary, and the registered holders and beneficial owners from time to time of the American Depositary Shares representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2001 (File No. 333-13660)).

2.4	Indenture, dated as of July 19, 2002, between Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.4 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.5	Indenture, dated as of July 19, 2002, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.5 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.6	First Supplemental Indenture, dated as of March 31, 2003, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.00% Global Step-Up Notes due 2008 (incorporated by reference to exhibit 2.6 of Petrobras’ annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on June 19, 2002 (File No. 1-15106)).

2.7	Second Supplemental Indenture, dated as of July 2, 2003, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.8	Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

No.	Description

2.9	Third Supplemental Indenture, dated as of December 10, 2003, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018 (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

2.10	2.10-Indenture, dated as of May 9, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.11	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.12	Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.13	Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.14	Indenture, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 1/8% Senior Notes due 2007 (incorporated by reference to Exhibit 2.19 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.15	Registration Rights Agreement, dated as of May 9, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4 filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.16	Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.17	Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petrobras International Finance Company, Petróleo Brasileiro S.A.—Petrobras, UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.20 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.18	Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.19	Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.20	Standby Purchase Agreement, dated as of July 6, 2001, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance

No.	Description

Company and Petróleo Brasileiro S.A.—Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.21	Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petróleo Brasileiro S.A.—Petrobras and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.21 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.22	Standby Purchase Agreement dated as of March 31, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.23	Standby Purchase Agreement dated as of July 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.24	Amended and Restated Standby Purchase Agreement initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.25	Standby Purchase Agreement dated as of December 10, 2003, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.26	Notes Purchase Agreement, dated as of January 29, 2002, between Petrobras International Finance Company and UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.13 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.27	Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.28	Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.29	Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.30	Letter Agreement relating to the Depositary Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.20 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.31	Administrative Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.32	Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.22 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

No.	Description

2.33	Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.34	Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.35	Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.—Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.36	Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.37	Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.—Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.38	Fourth Supplemental Indenture, dated as of September 15, 2004, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 7.75% Global Notes due 2014 (incorporated by reference to Exhibit 2.38 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 333-14168)).

2.39	Standby Purchase Agreement dated as of September 15, 2004, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.39 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 333-14168)).

2.40	Fifth Supplemental Indenture, dated as of October 6, 2006, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 6.125% Global Notes due 2016.

2.41	Standby Purchase Agreement dated as of October 6, 2006, between Petróleo Brasileiro S.A.—Petrobras and JPMorgan Chase Bank, as Trustee.

2.42	Amended and Restated Fifth Supplemental Indenture, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, between Petrobras International Finance Company (PifCo) and the Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee, and Petróleo Brasileiro S.A.—Petrobras relating to the 6.125% Global Notes due 2016.

2.43	Standby Purchase Agreement, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, between Petróleo Brasileiro S.A.—Petrobras and the Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee.

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

4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed

No.	Description

between Petrobras and ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petroliferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	List of subsidiaries.

10.1	Consent letter of DeGolyer and MacNaughton.

12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	PifCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	PifCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

GLOSSARY OF PETROLEUM INDUSTRY TERMS
     Unless the context indicates otherwise, the following terms have the meanings shown below:

“barrels” or “bbls”	Barrels of crude oil.

“catalytic cracking”	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

“cmpd”	Cubic meters per day

“condensate”	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures, associated with surface production equipment.

“crude oil”	Crude oil, including NGLs.

“distillation”	A process by which liquids are separated or refined by vaporization followed by condensation.

“heavy crude oil”	Crude oil with API density less than or equal to 27°.

“light crude oil”	Crude oil with API density higher than 27°.

“LPG”	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

“NGLs”	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures.

“Proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

“Proved developed reserves”	Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“Proved undeveloped reserves”	Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it is demonstrated with certainty that there is continuity of production from the existing productive formation.

ABBREVIATIONS

Bbl	Barrel
Bcf	Billion cubic feet
Boe	Barrels of oil equivalent
Bpd	Barrels per day
Cf	Cubic feet
Km	Kilometer
Km2	Square kilometers
Mbbl	Thousand barrels
Mboe	Thousand barrels of oil equivalent
Mbpd	Thousand barrels per day
Mcf	Thousand cubic feet
MMbbl	Million barrels
MMboe	Million barrels of oil equivalent
MMbtu	Million British thermal units
MMcf	Million cubic feet
MMcmd	Million cubic meters per day
MMcfpd	Million cubic feet per day
MMscfd	Million standard cubic feet per day
MW	Megawatts
m3	Cubic meters
P$	Argentine pesos
R$	Brazilian reais
U.S.$	the United States dollars
CONVERSION TABLE

1 barrel	=	42 U.S. gallons

1 domestic barrel of oil equivalent	=	1 barrel of crude oil	=	5,614.4 cubic feet of natural gas through December 31, 1999 and 6,000 cubic feet of natural gas as of December 31, 2000.

1 international barrel of oil equivalent	=	1 barrel of crude oil	=	6,000.0 cubic feet of natural gas

1 cubic meter of natural gas	=	35.314 cubic feet	=	0.0063 barrels of oil equivalent

1 Km	=	0.625 miles

1 acre	=	0.004047 km [2]

1 Km2	=	247.1 acres

1 ton of crude oil	=	1 metric ton (1,000 kilograms of crude oil)	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)

1 meter	=	3.2808 feet

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 25, 2007.

Petróleo Brasileiro S.A. — PETROBRAS
By:	/s/ JOSÉ SÉRGIO GABRIELLI DE AZEVEDO
	Name:	José Sérgio Gabrielli de Azevedo
	Title:	Chairman and Chief Executive Officer

By:	/s/ ALMIR GUILHERME BARBASSA
	Name:	Almir Guilherme Barbassa
	Title:	Chief Financial Officer

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on June 25, 2007.

Petrobras International Finance Company — PifCo
By:	/s/ DANIEL LIMA DE OLIVEIRA
	Name:	Daniel Lima de Oliveira
	Title:	Chairman and Chief Executive Officer

By:	/s/ SÉRVIO TÚLIO DA ROSA TINOCO
	Name:	Sérvio Túlio da Rosa Tinoco
	Title:	Chief Financial Officer

Petróleo Brasileiro S.A. — Petrobras and subsidiaries
Consolidated Financial Statements
December 31, 2006, 2005 and 2004
with Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Executive Board and Shareholder of
Petróleo Brasileiro S.A. — Petrobras
We have audited the accompanying consolidated balance sheet of Petróleo Brasileiro S.A. — Petrobras (and subsidiaries) as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended. We also have audited management’s assessment, included in the accompanying Management’s Report on the Internal Control over Financial Reporting, that Petróleo Brasileiro S.A. — Petrobras (and subsidiaries) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petróleo Brasileiro S.A. — Petrobras’ management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits. The accompanying consolidated balance sheet of Petróleo Brasileiro S.A. — Petrobras as of December 31, 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years ended December 31, 2005 and 2004, were audited by other auditors whose report thereon dated February 17, 2006, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. — Petrobras as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that Petróleo Brasileiro S.A. — Petrobras maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Petróleo Brasileiro S.A. — Petrobras maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
As discussed in the Note 2(k) to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.
KPMG Auditores Independentes
Rio de Janeiro, Brazil
April 5, 2007

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
Expressed in Millions of United States Dollars

	As of December 31,
	2006	2005
Assets

Current assets
Cash and cash equivalents (Note 4)	12,688	9,871
Marketable securities (Note 5)	346	456
Accounts receivable, net (Note 6)	6,311	6,184
Inventories (Note 7)	6,573	5,305
Deferred income taxes (Note 3)	653	479
Recoverable taxes (Note 8)	2,593	2,087
Advances to suppliers	948	652
Other current assets	843	750

	30,955	25,784

Property, plant and equipment, net (Note 9)	58,897	45,920

Investments in non-consolidated companies and other investments (Note 10)	3,262	1,810

Other assets
Accounts receivable, net (Note 6)	513	642
Advances to suppliers	852	462
Petroleum and alcohol account — receivable from Federal Government (Note 11)	368	329
Government securities	479	364
Marketable securities (Note 5)	94	129
Restricted deposits for legal proceedings and guarantees (Note 19 (a))	816	775
Recoverable taxes (Note 8)	1,292	639
Deferred income taxes (Note 3)	61	7
Goodwill (Note 18)	243	237
Prepaid expenses	244	246
Inventories (Note 7)	210	236
Fair value asset of gas hedge (Note 20)	—	547
Other assets	394	511

	5,566	5,124

Total assets	98,680	78,638

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2006 and 2005
Expressed in Millions of United States Dollars

	As of December 31,
	2006	2005
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	5,418	3,838
Short-term debt (Note 12)	1,293	950
Current portion of long-term debt (Note 12)	2,106	1,428
Current portion of project financings (Note 14)	2,182	2,413
Current portion of capital lease obligations (Note 15)	231	239
Accrued interest	247	221
Income taxes payable	235	409
Taxes payable, other than income taxes	3,122	3,014
Deferred income taxes (Note 3)	8	6
Payroll and related charges	1,192	918
Dividends and interest on capital payable (Note 17)	3,693	3,068
Contingencies (Note 19)	25	72
Advances from customers	880	609
Employees’ post-retirement benefits obligation — Pension (Note 16)	198	206
Other payables and accruals	956	770

	21,786	18,161

Long-term liabilities
Long-term debt (Note 12)	10,510	11,503
Project financings (Note 14)	4,192	3,629
Capital lease obligations (Note 15)	824	1,015
Employees’ post-retirement benefits obligation — Pension (Note 16)	4,645	3,627
Employees’ post-retirement benefits obligation — Health care (Note 16)	5,433	3,004
Deferred income taxes (Note 3)	2,916	2,166
Provision for abandonment (Note 9 (d))	1,473	842
Contingencies (Note 19)	208	238
Deferred purchase incentive (Note 21)	—	144
Other liabilities	428	318

	30,629	26,486

Minority interest	1,966	1,074

Shareholders’ equity
Shares authorized and issued (Note 17)
Preferred share — 2006 — 1,850,394,698 shares and 2005 — 1,849,478,028 shares	7,718	4,772
Common share — 2006 and 2005 — 2,536,673,672 shares	10,959	6,929
Capital reserve — fiscal incentive (Note 17)	174	159
Retained earnings
Appropriated (Note 17)	23,704	20,095
Unappropriated	10,541	11,968
Accumulated other comprehensive income
Cumulative translation adjustments	(6,202)	(9,432)
Postretirement benefit reserves adjustments net of tax — pension cost	(2,052)	(1,930)
Postretirement benefit reserves adjustments net of tax- health care cost	(987)	—
Unrealized gains on available-for-sale securities, net of tax	446	356
Unrecognized loss on cash flow hedge, net of tax	(2)	—

	44,299	32,917

Total liabilities and shareholders’ equity	98,680	78,638

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2006	2005	2004
Sales of products and services	93,893	74,065	51,954
Less:
Value-added and other taxes on sales and services	(17,906)	(14,694)	(10,906)
Contribution of intervention in the economic domain charge — CIDE	(3,640)	(3,047)	(2,620)

Net operating revenues	72,347	56,324	38,428

Cost of sales	40,061	29,828	21,279
Depreciation, depletion and amortization	3,673	2,926	2,481
Exploration, including exploratory dry holes	934	1,009	613
Selling, general and administrative expenses	4,989	4,474	2,901
Impairment (Note 9 (e))	21	156	65
Research and development expenses	727	399	248
Other operating expenses	1,081	1,453	480

Total costs and expenses	51,486	40,245	28,067

Equity in results of non-consolidated companies (Note 10)	28	139	172
Financial income (Note 13)	1,165	710	956
Financial expenses (Note 13)	(1,340)	(1,189)	(1,733)
Monetary and exchange variation on monetary assets and liabilities, net (Note 13)	75	248	450
Employee benefit expense for non-active participants (Note 16)	(1,017)	(994)	(650)
Other taxes	(594)	(373)	(440)
Other expenses, net	(17)	(28)	(181)

	(1,700)	(1,487)	(1,426)

Income before income taxes, minority interest and extraordinary item	19,161	14,592	8,935

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Continued)
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2006	2005	2004
Income tax expense (Note 3)
Current	(5,011)	(4,223)	(2,114)
Deferred	(680)	(218)	(117)

	(5,691)	(4,441)	(2,231)

Minority interest in results of consolidated subsidiaries	(644)	35	(514)

Income before extraordinary item	12,826	10,186	6,190

Extraordinary gain net of tax (Note 10 (b))	—	158	—

Net income for the year	12,826	10,344	6,190

Net income applicable to each class of shares
Common	7,417	5,982	3,580
Preferred	5,409	4,362	2,610

Net income for the year	12,826	10,344	6,190

Basic and diluted earnings per share (Note 17 (c))
Common and preferred
Before effect of extraordinary item	2.92	2.32	1.41	*
After effect of extraordinary item	2.92	2.36	1.41	*

Basic and diluted earnings per ADS
Before effect of extraordinary item	11.68	9.28	5.64	*
After effect of extraordinary item	11.68	9.44	5.64	*

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672	2,536,673,672	*
Preferred	1,849,903,144	1,849,478,028	1,849,478,028	*

*	Restated for the effect of the 4-1 stock split on September 1, 2005 (see Note 17).
See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income for the year	12,826	10,344	6,190
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	3,673	2,926	2,481
Dry hole costs	493	597	520
Loss on property, plant and equipment	225	292	231
Minority interest in results of consolidated subsidiaries	644	(35)	514
Deferred income taxes	680	218	117
Foreign exchange and monetary loss (gain)	465	140	23
Accretion expense — asset retirement obligation	32	51	33
Impairment of oil and gas properties	21	156	65
Provision for uncollectible accounts	78	118	164
Equity in the results of non-consolidated companies	(28)	(139)	(172)
Financial income (loss) on hedge operations	434	170	(466)
Others	—	(8)	23

Decrease (increase) in operating assets

Accounts receivable	308	(1,510)	(1,027)
Petroleum and alcohol account	(7)	(9)	(20)
Interest receivable on government securities	4	3	(38)
Inventories	(533)	38	(1,527)
Advances to suppliers	(552)	(167)	3
Prepaid expenses	32	38	(70)
Recoverable taxes	(552)	(540)	(578)
Others	261	82	173

Increase (decrease) in operating liabilities
Trade accounts payable	1,385	275	838
Payroll and related charges	200	215	(20)
Taxes payable, other than income taxes	(133)	566	(65)
Income taxes payable	(190)	(56)	120
Employees’ post-retirement benefits obligation — Pension	489	647	353
Employees’ post-retirement benefits obligation — Health care	656	557	380
Accrued interest	21	8	18
Contingencies	(79)	(65)	81
Provision for abandonment	(57)	325	(171)
Other liabilities	281	(122)	(18)

Net cash provided by operating activities	21,077	15,115	8,155

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars

	Year ended December 31,
	2006	2005	2004
Cash flows from investing activities
Additions to property, plant and equipment	(14,643)	(10,365)	(7,718)
Investment in non-consolidated companies	(187)	(71)	(142)
Investment in marketable securities	205	169	678
Acquisition of Liquigás Distribuidora S.A.	—	—	(511)
Acquisition of USA trading and refining companies	(416)	—	—
Received cash related to investment in Nigeria	199	—	—
Dividends received from non-consolidated companies	130	60	53
Restricted deposits for legal proceedings	31	—	(103)

Net cash used in investing activities	(14,681)	(10,207)	(7,743)

Cash flows from financing activities
Short-term debt, net issuances and repayments	228	(1,058)	(680)
Proceeds from issuance and draw-down of long-term debt	2,251	1,697	1,457
Principal payments of long-term debt	(2,555)	(1,120)	(1,160)
Repurchase of securities — Notes (see Note 12(c))	(1,046)	—	—
Proceeds from project financings	1,524	1,492	971
Payments of project financings	(1,209)	(1,392)	(652)
Payment of capital lease obligations	(334)	(134)	(331)
Dividends paid to shareholders	(3,144)	(2,104)	(1,785)
Dividends paid to minority interests	(69)	(6)	(24)

Net cash provided by (used) in financing activities	(4,354)	(2,625)	(2,204)

Increase (decrease) in cash and cash equivalents	2,042	2,283	(1,792)
Effect of exchange rate changes on cash and cash equivalents	775	732	304
Cash and cash equivalents at beginning of year	9,871	6,856	8,344

Cash and cash equivalents at end of year	12,688	9,871	6,856

	Year ended December 31,
	2006	2005	2004
Supplemental cash flow information:
Cash paid during the year for
Interest, net of amount capitalized	877	1,083	995
Income taxes	4,686	3,843	2,054
Withholding income tax on financial investments	26	29	69

Non-cash investing and financing transactions during the year
Recognition of asset retirement obligation — SFAS 143	632	356	158
Consummation of gas hedge asset with deferred purchase incentive liability	—	—	169

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2006	2005	2004
Preferred shares
Balance at January 1,	4,772	4,772	2,973
Capital increase from undistributed earnings reserve (Note 17(a))	2,939	—	1,799
Capital increase from issue of preferred shares (Note 17(b))	7	—	—

Balance at December 31,	7,718	4,772	4,772

Common shares
Balance at January 1,	6,929	6,929	4,289
Capital increase from undistributed earnings reserve (Note 17( c ))	4,030	—	2,640

Balance at December 31,	10,959	6,929	6,929

Capital reserve — fiscal incentive
Balance at January 1,	159	134	118
Transfer from unappropriated retained earnings	15	25	16

Balance at December 31,	174	159	134

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	(9,432)	(12,539)	(14,450)
Change in the year	3,230	3,107	1,911

Balance at December 31,	(6,202)	(9,432)	(12,539)

Postretirements benefit reserves adjustments net of taxs — pension cost
Balance at January 1,	(1,930)	(1,975)	(1,588)
Accounting change — SFAS 158	(131)	—	—
Other decreases (increases)	(38)	68	(586)
Tax effect on above	47	(23)	199

Balance at December 31,	(2,052)	(1,930)	(1,975)

Postretirements benefit reserves adjustments net of tax — health care cost
Balance at January 1,	—	—	—
Accounting change — SFAS 158	(987)	—	—

Balance at December 31,	(987)	—	—

Unrecognized gains (losses) on available-for-sale securities, net of tax

Balance at January 1,	356	460	157
Unrealized gains (losses)	137	(158)	459
Tax effect on above	(47)	54	(156)

Balance at December 31,	446	356	460

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)
December 31, 2006, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2006	2005	2004
Unrecognized loss on cash flow hedge, net of tax (Note 20 (e))

Balance at January 1	—	—	—
Unrealized losses	(3)	—	—
Tax effect on above	1	—	—

	(2)	—	—

Appropriated retained earnings
Legal reserve
Balance at January 1,	2,225	1,520	1,089
Transfer from unappropriated retained earnings, net of gain or loss on translation	820	705	431

Balance at December 31,	3,045	2,225	1,520

Undistributed earnings reserve
Balance at January 1,	17,439	9,688	9,372
Capital increase	(6,969)	—	(4,439)
Transfer from unappropriated retained earnings, net of gain or loss on translation	9,604	7,751	4,755

Balance at December 31,	20,074	17,439	9,688

Statutory reserve
Balance at January 1,	431	318	235
Transfer from unappropriated retained earnings, net of gain or loss on translation	154	113	83

Balance at December 31,	585	431	318

Total appropriated retained earnings	23,704	20,095	11,526

Unappropriated retained earnings
Balance at January 1,	11,968	13,199	14,141
Net income for the year	12,826	10,344	6,190
Dividends (per share: 2006 — US$0.83 to common and preferred share; 2005 — US$0.68 to common and preferred shares; 2004 — US$0.42 to common and preferred shares)	(3,660)	(2,982)	(1,847)
Appropriation to fiscal incentive reserve	(15)	(24)	(16)
Appropriation to reserves	(10,578)	(8,569)	(5,269)

Balance at December 31,	10,541	11,968	13,199

Total shareholders’ equity	44,299	32,917	22,506

Comprehensive income (loss) is comprised as follows:
Net income for the year	12,826	10,344	6,190
Cumulative translation adjustments	3,230	3,107	1,911
Postretirements benefit reserves adjustments net of tax — pension cost	(25)	45	(387)
Unrealized gains (losses) on available-for-sale securities	90	(104)	303
Unrecognized loss on cash flow hedge	(2)	—	—

Total comprehensive income	16,119	13,392	8,017

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)
1.	The Company and its Operations

PETRÓLEO BRASILEIRO S.A. — PETROBRAS is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “Petrobras” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, Petrobras may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

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

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on the Company’s net income.
(a)	Basis of financial statements preparation

The accompanying consolidated financial statements of PETRÓLEO BRASILEIRO S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

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

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$2.138 and R$2.3407 to US$1.00 at December 31, 2006 and 2005, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain in the amount of US$3,230 in 2006 (2005 — US$3,107 and 2004 — US$1,911) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within Accumulated Other Comprehensive Income in the consolidated statements of changes in shareholders’ equity.

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46(R).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(b)	Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity
Petrobras Química S.A. – PETROQUISA and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. – BR and subsidiaries	Distribution
BRASPETRO Oil Services Company – BRASOIL and subsidiaries	International operations
BRASPETRO Oil Company – BOC and subsidiaries	International operations
Petrobras International BRASPETRO B.V. – PIB and subsidiaries (1)	International operations
Petrobras Gás S.A. – GASPETRO and subsidiaries	Gas transportation
Petrobras International Finance Company – PIFCo and subsidiaries	Financing
Petrobras Transporte S.A. – TRANSPETRO and subsidiaries	Transportation
Downstream Participações Ltda. and subsidiaries	Refining and distribution
Petrobras Netherlands BV – PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. – PCEL	Energy
Petrobras Negócios Eletrônicos S.A. – E-PETRO and subsidiaries	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística – FII	Corporate
UTE Nova Piratininga Ltda.	Energy
FAFEN Energia S.A.	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. – SFE (2)	Energy
TERMOAÇU S.A.	Energy
TERMOBAHIA Ltda. (3)	Energy
TERMOCEARÁ Ltda.	Energy
TERMORIO S.A. (3)	Energy
TERMOMACAÉ Ltda. (4)	Energy
TERMOMACAÉ Comerc. de Energia Ltda. (4)	Energy
Ibiritermo S.A.	Energy

Special purpose entities consolidated according to FIN 46(R)	Activity
Albacora Japão Petróleo Ltda.	Exploration and Production
Barracuda & Caratinga Holding Company B.V.	Exploration and Production
Companhia Petrolífera Marlim	Exploration and Production
NovaMarlim Petróleo S.A.	Exploration and Production
Cayman Cabiunas Investments Co.	Exploration and Production
Cia. de Desenv. e Modernização de Plantas Industriais — CDMPI	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Exploration and Production
PDET Off-shore S.A.	Exploration and Production
Companhia de Recuperação Secundária S.A.	Exploration and Production
EVM Leasing Corporation	Exploration and Production
Nova Transportadora do Nordeste S.A.	Transportation
Nova Transportadora do Sudeste S.A.	Transportation
Gasene Participações Ltda.	Transportation
Manaus Geração Termelétrica Participações Ltda.	Energy
Blade Securities Limited.	Corporate
Codajás Coari Participações Ltda.	Transportation
Charter Development – CDC (5)	Exploration and Production
Companhia Mexilhão do Brasil (6)	Exploration and Production

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(b)	Basis of consolidation (Continued)
(1)	Parent Company of Petrobras Energia S.A. — PEPSA others international companies.

(2)	Consolidated according to ARB 51, commencing December 31, 2005. Consolidated according to FIN 46(R), commencing December 31, 2003 until September 30, 2005. Formerly were not consolidated in Petrobras financial statements.

(3)	Consolidated according to ARB 51, commencing December 31, 2005. Consolidated according to FIN 46(R), commencing December 31, 2003 until September 30, 2005. Formerly were accounted for as capital leases pursuant to SFAS 13.

(4)	Former Macaé Merchant. Consolidated according to ARB 51, commencing December 31, 2005. Macaé Merchant formerly was consolidated according to FIN 46(R). (see Note 18(l)).

(5)	Consolidated according to FIN 46(R). Company is a new SPE formed in 2005 to support project finance.

(6)	Consolidated according to FIN 46(R). Company is a new SPE formed in 2006 to support project finance.
(c)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

(d)	Marketable securities

Marketable securities are accounted for under SFAS No. 115 — Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available-for-sale are long term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months. Debt securities that management has the intent and the ability to hold to maturity are classified as held-to-maturity.

Trading securities are marked-to-market through current period earnings, available-for-sale securities are marked-to-market through other comprehensive income, and held-to-maturity securities are recorded at amortized cost.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(d)	Marketable securities (Continued)

The Company has certain available-for-sale investments in companies with publicly traded shares. The Company also has available-for-sale and trading securities arising from its consolidation of investments in an exclusive fund. There were no transfers between categories of investments.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(h)	Property, plant and equipment
•	Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the statements of income in the year incurred, and the costs relating to exploratory dry wells on unproven reserve properties are charged to the statements of income when determined as dry or uneconomical.

•	Capitalized costs

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with SEC standards and are reviewed annually, or more frequently when there are indications of significant changes in the Company’s reserves.

•	Property acquisition costs

Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

•	Exploratory costs

Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production begins are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory costs related to areas where commercial quantities have been found are capitalized, and exploratory costs where additional work is underway or planned continue to be capitalized pending final evaluation. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred. Exploratory dry holes are expensed.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(h)	Property, plant and equipment (Continued)
•	Development costs

Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

•	Production costs

Costs incurred with producing wells are recorded as inventories and are expensed when the products are sold.

•	Abandonment costs

The Company makes its annual reviews and revision of its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes in estimated asset retirement obligation are principally related to the commercial declaration of new fields, certain changes in cost estimates, and revisions to abandonment information provided for non-operated joint ventures.

•	Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves. Production platform under capital lease are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties is recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. The straight-line method is used for assets with a useful life shorted than the life of the field.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(h)	Property, plant and equipment (Continued)
•	Depreciation, depletion and amortization (Continued)

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25-40 years
Equipment and other assets	3-30 years
Platforms (1)	15-25 years
Pipelines	30 years

(1)	In 2006 the Company reviewed prospectively the estimation of depreciation and changed the rate from 10-25 to years to 15-25 years and the effect in the result was US$67.
•	Impairment

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(h)	Property, plant and equipment (Continued)
•	Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 — Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives or unit-of-production method of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.
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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(k)	Employees’ post-retirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 — Employers’ Accounting for Pensions (“SFAS 87”) and SFAS 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). Disclosures related to the plan are according to FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” (“SFAS No. 132-R”) (see Note 2 (r)).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 — Post-retirement Benefits Other Than Pensions (“SFAS 106”) and “SFAS 158”.

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

(l)	Environmental and remediation costs

Environmental and remediation costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs are expected to provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated.

(m)	Compensated absences

The liability for future compensation of employees for vacations is accrued as earned.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(n)	Earnings per share

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

(o)	Research and development costs

Research and development costs are charged to expense when incurred.

(p)	Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or Accumulated Other Comprehensive Income, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(p)	Accounting for derivatives and hedging activities (Continued)

The Company uses derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable price movements for crude oil purchases. These instruments are marked-to-market with the associated gains or losses recognized as Financial Income or Financial Expense.

The Company may also use derivative financial instruments for economic hedging purposes to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as Financial Income or Financial Expense.

For cash flow hedges, the gains and losses associated with the derivative instruments are deferred and recorded in Accumulated Other Comprehensive Income until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in earnings.

(q)	Recently issued accounting pronouncements
•	FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 (FIN 48)
In July 2006, the FASB issued FIN 48, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position. The Company does not expect that the adoption of FIN 48 will have a material effect on the Company’s financial position or results from operations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
2.	Summary of Significant Accounting Policies (Continued)
(q)	Recently issued accounting pronouncements (Continued)
•	FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which will become effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to the Company from the adoption of SFAS 157 in 2008 will depend on the Company’s assets and liabilities at that time that are required to be measured at fair value.

•	FASB Statement 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” “SFAS 159”

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the fair value option but it is not expected to have a significant effect on reported financial position or statements of income.
(r)	Recently adopted accounting pronouncements
•	FASB Statement 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”)

In September 2006, the FASB issued SFAS 158, which became effective for the Company on December 31, 2006. See Note 16(d).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2006, 2005 and 2004.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Year ended December 31,
	2006	2005	2004
Income before income taxes, minority interest and extraordinary item:
Brazil	18,589	13,739	8,168
International	572	853	767

	19,161	14,592	8,935

Tax expense at statutory rates	(6,515)	(4,961)	(3,038)
Adjustments to derive effective tax rate:
Non-deductible post-retirement health-benefits	(277)	(244)	(157)
Change in valuation allowance	101	76	159
Tax benefit on interest on shareholders’ equity	994	791	650
Others	6	(103)	155

Income tax expense per consolidated statement of income	(5,691)	(4,441)	(2,231)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax and social contribution expense (benefit) recorded in these consolidated financial statements:

	Year ended December 31,
	2006	2005	2004
Income tax expense per consolidated statement of income:
Brazil
Current	(4,750)	(3,973)	(1,922)
Deferred	(686)	(179)	(258)

	(5,436)	(4,152)	(2,180)

International
Current	(261)	(250)	(192)
Deferred	6	(39)	141

	(255)	(289)	(51)

	(5,691)	(4,441)	(2,231)

TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA-BRASIL S.A. – TBG, a subsidiary of GASPETRO, has accumulated tax losses which have resulted in income tax and social contribution carryforwards amounting to US$345 as of December 31, 2006 (US$377 in 2005). These credits are being carried forward on a monthly basis against the taxes payable, in accordance with the existing legislation. These credits were accumulated between 1999 and 2002, based on a technical study approved by the Board of Directors on the expected generation of future taxable income and profitability in the past three years which allows realization thereof in ten years at the maximum.
PEPSA also has tax credits amounting to US$366 as of December 31, 2006 (US$443 in 2005), which could be offset against future taxable income and, for which a valuation allowance is recognized in the consolidated financial statements for December 31, 2006 and 2005. As of December 31, 2006, PEPSA has booked a US$335 allowance for tax loss carryforwards (US$352 in 2005) because, as of such dates, management believes that it is more likely than not that future taxable income will not be sufficient to absorb the net deductible temporary differences and accumulated tax loss carryforwards. These tax loss carryforwards have been generated mainly due to operating losses occurred during the Argentinean crisis in 2001 and 2002.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

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

At December 31, 2006 and 2005, the PEPSA’s management partially reversed the tax loss carryforward allowance booked in prior years recognizing a tax benefit of US$17 and US$63, respectively. PEPSA’s management will continue analyzing the feasibility of recovering the tax loss carryforwards for which the allowance was recognized.

The deferred tax amounts recorded are principally generated through transactions occurring in Brazil and there are no significant deferred tax amounts from international locations. There is no netting of taxes between international jurisdictions.

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2006	2005
Current assets

Inventories	101	(12)
Lease obligations	53	58
Provision for profit sharing	159	131
Employees’ post-retirement benefits	65	86
Other temporary differences	295	219

	673	482

Current liabilities
Other temporary differences	(28)	(9)

	(28)	(9)

Net current deferred tax assets	645	473

Current deferred tax liabilities	(8)	(6)

Current deferred tax assets	653	479

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

	As of December 31,
	2006	2005
Non-current assets

Employees’ post-retirement benefits, net of Accumulated postretirements benefit reserves adjustments	2,101	1,291
Interest on shareholder’s equity	—	159
Deferred charges	159	124
Tax loss carryforwards	514	592
Investments	53	102
Lease obligations	51	61
Inventories revaluation	37	37
Derivatives	11	60
Allowance for doubtful accounts	47	47
Provision for contingencies	67	28
Project financings	95	64
Other temporary differences, not significant individually	328	110
Valuation allowance	(426)	(524)

	3,037	2,151

Non-current liabilities
Capitalized exploration and development costs	(4,041)	(2,995)
Property, plant and equipment	(1,140)	(584)
Hedge	(21)	(199)
Investments	(88)	(81)
Tax effect on unrealized loss on investments available-for-sale	(186)	(168)
Other temporary differences, not significant individually	(416)	(283)

	(5,892)	(4,310)

Net non-current deferred tax liabilities	(2,855)	(2,159)

Non-current deferred tax assets	61	7

Non-current deferred tax liabilities	(2,916)	(2,166)

Net deferred tax liabilities	(2,210)	(1,686)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
3.	Income Taxes (Continued)

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. Tax loss carryforwards generated in Brazil do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year. PEPSA tax loss carryfoward principally expire in years beyond 2007, and may be offset against future taxable income without limitation. The following presents the changes in the valuation allowance for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
Balance at January 1,	(524)	(596)	(749)
Reductions	101	76	159
Cumulative translation adjustments	(3)	(4)	(6)

Balance at December 31,	(426)	(524)	(596)

The Company has not recognized a deferred tax liability of approximately US$190 for the undistributed earnings of its foreign operations that arose in 2006 and prior years as the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to permanently reinvest the undistributed earnings. As of December 31, 2006 the undistributed earnings of these subsidiaries were approximately US$560.
4.	Cash and Cash Equivalents

	As of December 31,
	2006	2005
Cash	1,692	1,539
Investments — Brazilian reais(1)	4,072	6,280
Investments — U.S. dollars (2)	6,924	2,052

	12,688	9,871

(1)	Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits – DI.

(2)	Comprised primarily by Time Deposit and securities with fixed income.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
5.      Marketable Securities

	As of December 31,
	2006	2005
Marketable securities classification:
Available-for-sale	185	163
Trading	112	361
Held-to-maturity	143	61

	440	585

Less: Current portion of marketable securities	(346)	(456)

Long-term portion of marketable securities	94	129

Marketable securities are comprised primarily of amounts the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, LCN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for-sale securities are presented as “other assets”, as they are not expected to be sold or liquidated within the next twelve months.

The Company holds National Treasury Bonds “Series P” (NTN-P) issued by the Federal Government which are accounted for as available-for-sale securities in accordance with SFAS 115.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
6.	Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2006	2005
Trade	7,944	7,889
Less: Allowance for uncollectible accounts	(1,120)	(1,063)

	6,824	6,826
Less: Long-term accounts receivable, net	(513)	(642)

Current accounts receivable, net	6,311	6,184

	As of December 31,
	2006	2005	2004
Allowance for uncollectible accounts Balance at January 1,	(1,063)	(904)	(780)
Additions	(78)	(118)	(164)
Write-offs	60	10	66
Cumulative translation adjustments	(39)	(51)	(26)

Balance at December 31,	(1,120)	(1,063)	(904)

Allowance on short-term receivables	(584)	(196)	(150)

Allowance on long-term receivables	(536)	(867)	(754)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
6.	Accounts Receivable, Net (Continued)

At December 31, 2006 and 2005, long-term receivables include US$608 and US$599 respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary BRASOIL for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to BRASOIL.

Based on consultations with legal advisers, the Company’s management has determined that these payments can be reimbursed, since they represent BRASOIL’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$536 and US$527 as of December 31, 2006 and 2005, respectively.
7.	Inventories

	As of December 31,
	2006	2005
Products
Oil products	2,220	2,020
Fuel alcohol	160	66

	2,380	2,086

Raw materials, mainly crude oil	2,989	2,266
Materials and supplies	1,274	1,047
Others	140	142

	6,783	5,541

Current inventories	6,573	5,305

Long-term inventories	210	236

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
8.	Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2006	2005
Local:
Domestic value-added tax (ICMS) (1)	2,829	1,830
Income tax and social contribution	357	275
PASEP/COFINS (2)	291	157
Foreign value-added tax (IVA)	104	123
Other recoverable taxes	304	341

	3,885	2,726

Less: Long-term recoverable taxes	(1,292)	(639)

Current recoverable taxes	2,593	2,087

(1)	Domestic value-added sales tax are composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2)	PASEP and COFINS are social security contributions payable in respect of sales of products and services and financial revenues.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net
(a)	Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2006			2005
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Buildings and improvements	2,422	(935)	1,487	1,696	(755)	941
Oil and gas assets	26,274	(10,605)	15,669	21,500	(9,589)	11,911
Equipment and other assets	34,654	(16,996)	17,658	28,359	(14,902)	13,457
Capital lease – platforms and vessels	2,660	(1,322)	1,338	2,651	(1,233)	1,418
Rights and concessions	1,828	(336)	1,492	1,492	(210)	1,282
Land	262	—	262	226	—	226
Materials	1,253	—	1,253	820	—	820
Expansion projects -
Construction and installations in progress:
Exploration and production	10,731	—	10,731	9,553	—	9,553
Supply	5,152	—	5,152	4,546	—	4,546
Gas and energy	3,231	—	3,231	1,356	—	1,356
Distribution	195	—	195	185	—	185
International	5	—	5	—	—	—
Corporate	424	—	424	225	—	225

	89,091	(30,194)	58,897	72,609	(26,689)	45,920

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(b)	New Hydrocarbons Law of Bolivia

The new Bolivian Hydrocarbons Law 3,058 has been in force since May 19, 2005. This law revokes the former Hydrocarbons Law 1,689 dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On May 20, 2005, contracts were entered into for association among Yacimientos Petrolíferos Fiscales Bolivianos — YPFB (Bolivian state-owned company) and fuel distribution companies to extend the term of Distributors’ operations up until YPFB accumulates sufficient funds to develop this segment all over the Bolivian territory. On June 30, 2006 the contracts term expired through which the major distribution companies distributed hydrocarbons in Bolivia. YPFB took over national distribution as from that date. The company Petrobras Bolívia Distribución, which allowed the ownership of a major part of this business, is still operating in the sector through the service stations it owns.

As of May 1, 2006, Supreme Decree 28,701 was enacted in Bolivia, through which, the natural hydrocarbon resources were nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB). A transition period has also been established of 180 days as from the date the aforementioned decree is enacted, in which companies that are currently operating should execute the new contracts established by YPFB. Companies which have not executed these contracts by the end of this term may be unable to continue operating in the country.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(b)	New Hydrocarbons Law of Bolivia (Continued)

The aforementioned Decree establishes that fields with a certified average natural gas production of over 100 million cubic feet per day in 2005, as is the case with the San Alberto and San Antonio fields where the Company operates, an additional amount will be paid to YPFB of 32% over of the production value, rising to a total of 82% of the Bolivian government’s interest. The Bolivian Ministry of Hydrocarbons and Energy shall determine on a case-by-case basis via auditing the final share to be paid to the Companies in the contract to be executed. Up to December 31, 2006 the Company had recorded a provision to pay the additional share to YPFB of 32% on the hydrocarbon production, to an amount equal to US$99. The regulatory decrees which among other matters shall establish the means for paying this share have not yet been issued.

Furthermore, according to this decree the State is nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. — PBR, in which Petrobras has an indirect interest of 100% (Petrobras International Braspetro B.V. — 51% and Petrobras Energia S.A. — 49%). The equity interest will be transferred to YPFB when the parties reach an agreement about the amount of economic compensation to be paid by YPFB to Petrobras, besides the former compliance of some legal and statutory assumptions. The parties have not yet commenced the assessment process.

On October 28, 2006 Petrobras Bolívia and its partners executed operating contracts with YPFB for San Alberto and San Antonio fields. These contracts establish that the revenues, royalties, profit shares, IDH, shipment and compression will be absorbed by YPFB, and the cost of production and investments made by the companies should be reimbursed as remuneration to the owner. Any difference which may exist will be distributed between the Bolivian state company and the companies, at percentages varying according to production and the investment recovery factor. These contracts will come into force as from approval by the Bolivian National Congress and their official registration.

In a document attached to contracts entitled “Investments made”, Petrobras and its partners state the investment amounts net of amortization, which will be reviewed taking into account the results of the audits contracted by the Hydrocarbons Ministry, that are currently in progress. To date, the Company is not aware of the result of these audits and the possible effects on its investments.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(b)	New Hydrocarbons Law of Bolivia (Continued)

Supreme Decree 28,900-A issued October 28, 2006 established that the companies will continue operating in Bolivia in accordance with Supreme Decree 28,701, including article 3, paragraph 1 which establishes the additional payment of 32% for the San Alberto and San Antonio fields until the aforementioned contracts have been registered.

On November 28, 2006 the National Congress approved the 44 oil contracts (exploration and production), which include the contracts that Petrobras participates in/or operates, which mainly include the San Alberto and San Antonio fields. On January 11, 2007 Laws were published by which the Bolivian Legislative Branch approved these contracts, including those referring to the San Alberto and San Antonio fields. To date the contracts have not been registered at a registry office, despite the fact there is no justifiable reason for the delay. The contracts will come into force after they have been effectively registered.

PBR and PEBIS continue their normal operations under the control and management of the Company, and hence their consolidated financial statements are still being included in the Company’s consolidated financial statements. The consolidated total assets balance of PEBIS as of December 31, 2006 amounted to US$1,173.

(c)	Review of operating agreements in Venezuela

In March of 2006, PESA, through its controlled and associated companies in Venezuela, entered into Memoranda of Understanding (MOU) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) in order to finalize the migration of operational agreements to mixed-capital companies. The MOUs establish that the interest of private partners in mixed-capital corporate companies should be limited to 40%, while the Venezuelan government participates with the remaining 60%. Thus, PESA’s indirect interest in the fields of Oritupano Leona, La Concepción, Acema and Mata Areas was defined as being of 22%, 36%, 34.5% and 34.5%, respectively.

Pursuant to the terms of the MOU, CVP shall acknowledge dividable and transferable credits in favor of the private companies with interest in the mixed-capital companies, which shall not be subject to interest and may be used in payment of the acquisition bonus of new areas for petroleum exploration and production activities or for a license to engage in gas exploration and production.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(c)	Review of operating agreements in Venezuela (Continued)

During the transition period and until the mixed capital companies are in operation, the consortia’s operations have been conducted and supported by Petrobras Energia Venezuela under the supervision of an integrated operating committee, on which PDVSA representatives shall form the majority.

Due to the change in structure of shareholding interest in the mixed capital companies, from April 1, 2006 the Company no longer consolidates the assets, liabilities and results of the aforesaid operations in its consolidated statements, but presents them as equity investments in non-consolidated companies and other investments, which increased the balance of such account by US$878.

(d)	New Hydrocarbons Law in Ecuador

In April 2006, the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador, which establishes the Government shall hold a minimum share of 50% in the extraordinary revenues, generated by increases to the sale price of Ecuadorian oil (average monthly effective FOB sale price) as compared to the monthly average oil sale price established in the contract, stated in the currency of the month of settlement. In July, 2006 the regulations of said Law were published which Ecuadortlc S.A., a subsidiary of PESA, and Petroecuador interpreted differently. The application of this law is being disputed by Ecuadortlc and Petroecuador.

(e)	SFAS No. 143 — Accounting for asset retirement obligations

Since January 1, 2003, Petrobras adopted SFAS No. 143 — Accounting for Asset Retirement Obligations (“SFAS 143”). Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

Measurement of asset retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(e)	SFAS No. 143 — Accounting for asset retirement obligations (Continued)

A summary of the annual changes in the abandonment provision is presented as follows:

Liabilities
Balance as of December 31, 2004	403

Depreciation and impairment	—
Accretion expenses	51
Liabilities incurred	356
Liabilities settled	(4)
Revision of provision	(21)
Cumulative translation adjustment	57

Balance as of December 31, 2005	842

Depreciation and impairment	—
Accretion expenses	32
Liabilities incurred	632
Liabilities settled	(4)
Revision of provision	(112)
Cumulative translation adjustment	83

Balance as of December 31, 2006	1,473

(f)	Impairment

For the years ended December 31, 2006, 2005 and 2004, the Company recorded impairment charges of US$21, US$156 and US$65, respectively. During 2006, the impairment charge was primarily related to producing properties in Brazil and principle amounts were related to Petrobras’ Córrego de Pedras on-shore field. During 2005, the impairment charge was primarily related to investments in Venezuela (US$134), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP), previously mentioned. During 2004, the impairment charge was related to producing properties in Brazil, principle amounts were related to the Company’s Cioba’s off-shore field (US$30). The impairment expenses recorded in 2004 were primarily due to capital expenditures made in 2004 to producing fields with only marginal reserves.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
9.	Property, Plant and Equipment, Net (Continued)
(g)	Return of exploration areas to the ANP

In the 2006 financial year, Petrobras returned to the National Petroleum Agency — ANP the rights over:
- The BCE-5 exploratory concession — total return of the retained area for assessment;
- The BT-POT- 26 exploratory concession, blocks POT-T-210, POT-T-211 and POT-T-257 – total early return of the three blocks;
- The.BT-POT-35.exploratory.concession,.block..POT-T-563 — total early return of the block;
- The REC-T-41 exploratory concession, block BT-REC-11 — total return of the retained area for assessment; and
- The exploratory concessions BC-60, BES-100, BC-20, BC-30, BS-400, BS-500 and BC-50 — total returns of the blocks, not including the areas retained by Commercial Declaration or annexing.
(h)	Return to ANP of fields at the Production Stage operated by Petrobras

In the 2006 financial year, Petrobras returned to the National Petroleum Agency — ANP the rights over the fields Beija-Flor, Dias D’Ávila, Fazenda Gameleira, Miranga Leste and Vale do Quiricó, all located in the state of Bahia.

(i)	8th bidding for exploratory blocks of ANP

In November of 2006, Petrobras acquired twenty-one new exploratory blocks of the twenty-two areas it competed for in the 8th Round of Bidding conducted by the National Petroleum Agency - ANP.

Petrobras acquired exclusive rights for seven blocks and a further fourteen blocks in consortium with other companies, two of which the Company will operate.

The bonuses offered by Petrobras and its partners amounted to US$130, with the Company accounting for US$116. This Bid has been suspended in full, because of the injunction awarded by the Federal Courts of the Federal District. The bonuses will be paid when this issue is resolved.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Investments in Non-Consolidated Companies and Other Investments

Petrobras conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and product transportation businesses.

			Investments
	Total ownership		2006		2005
Equity method	20% - 50	%(1)	1,883	(2)	974
Investments available-for-sale	8% - 17%		715		647
Investments at cost			664		189

Total			3,262		1,810

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted as equity investments due to particularities of significant influence.

(2)	Includes US$878 related to investments in Venezuela, excluded from consolidation in 2006. (See Note 9 (c)).
At December 31, 2006 and 2005, the Company had investments in companies with publicly traded shares: BRASKEM S.A., Petroquímica União S.A. — PQU and Companhia Petroquímica do Sul S.A. - COPESUL. The Company’s investments in these companies with publicly traded shares amounts to less than 20% of the investee’s total voting shares, are classified as available-for-sale and have been recorded at market value. The Company has recorded unrealized gains (losses) for the difference between the fair value and the cost of the investment on these investments of US$548 and US$494 as of December 31, 2006 and 2005, respectively. These holding gains are reflected as a component of shareholder’s equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2006 and 2005 includes US$20 and US$179 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

The Company’s investments in equity of non-consolidated companies generated equity earnings (losses) in results of non-consolidated companies of US$28 for the year ended December 31, 2006 (2005 — US$139; 2004 — US$172).
(a)	Acquisition of interest of CEG RIO

Petrobras, through its subsidiary Petrobras Gás S.A. — GASPETRO, concluded on July 11, 2005 the acquisition of 12.41% of the shares (common and preferred) of Distribuidora de Gás Natural Canalizado CEG-RIO, for US$17. With this acquisition, the shareholdings of GASPETRO in said company were increased to 37.41%. The Company has accounted for its investment using the equity method, retrospectively from the date of the initial investment. Due to the immateriality of the involved amounts the Company has not retrospectively applied the equity method to the 2004 Financial Statements.The acquisition of the additional interest in CEG RIO was recorded using the purchase method of accounting.

(b)	Exchange of assets — Petrobras and REPSOL — YPF

On December 28, 2000, Petrobras and Repsol YPF entered into a Contract for the Exchange of Assets, under which Petrobras, in exchange of shares of EG3 in Argentina, assigned to Repsol YPF a 30% shareholding in Refinaria Alberto Pasqualini – REFAP, the right to sell fuels in approximately 230 gas stations of BR Distribuidora and a 10% interest in the Albacora Leste field.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

10.	Investments in Non-Consolidated Companies and Other Investments (Continued)
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

The final value, including monetary restatement, due by Repsol YPF to Petrobras, related to EG3 share, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to US$335. Of this amount US$95 was applied to reduce property, plant and equipment and US$158 was recorded as extraordinary gain, net of US$82 of income tax on December 31, 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
10.	Investments in Non-Consolidated Companies and Other Investments (Continued)
(b)	Exchange of assets — Petrobras and REPSOL — YPF (Continued)

The final value, including monetary restatement, due by Petrobras to Repsol YPF, related to the 30% shareholding in REFAP, for the full period of 8 (eight) years, including the projections for 2006, 2007 and 2008 amounted to US$255. This amount was recorded as component of other expenses, net.

Those amounts are definitive, and not subject to review or verification by any of the parties, thus liquidating application and quantification of escalators, as provided for in the Escalators Liquidation Agreement.
11.	Petroleum and Alcohol Account — Receivable from Federal Government
(a)	Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005
Opening balance	329	282
Financial income (Note 24)	7	9
Translation gain	32	38

Ending balance	368	329

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account.

(b)	Settlement of the Petroleum and Alcohol Accounts with the Federal Government

As defined in Law No. 10,742 dated October 06, 2003, the settlement of the Petroleum and Alcohol account with the Federal Government should have been completed by June 30, 2004. Petrobras has been working with the Ministry of Mines and Energy – MME and Secretary of the National Treasury — STN in order to resolve remaining issues necessary to conclude the settlement process.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
11.	Petroleum and Alcohol Account — Receivable from Federal Government (Continued)
(b)	Settlement of the Petroleum and Alcohol Accounts with the Federal Government (Continued)

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.
12.	Financings
(a)	Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2006	2005
Import — oil and equipment	148	340
Working capital	1,145	610

	1,293	950

The weighted average annual interest rates on outstanding short-term borrowings were 4.68% and 4.09% at December 31, 2006 and 2005, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt
•	Composition

	As of December 31,
	2006	2005
Foreign currency
Notes	4,217	5,871
Financial institutions	3,550	3,215
Sale of future receivables	680	1,241
Suppliers’ credits	1,215	1,349
Senior exchangeable notes	330	330
Assets related to export program to be offset against sales of future receivables	(150)	(300)
Repurchased securities (1)	(19)	(356)

	9,823	11,350

Local currency
National Economic and Social Development Bank — BNDES (state-owned company, see Note 24)	865	298
Debêntures:
BNDES (state-owned company, see Note 24)	626	291
Other banks	1,093	935
Others	209	57

	2,793	1,581

Total	12,616	12,931
Current portion of long-term debt	(2,106)	(1,428)

	10,510	11,503

(1)	At December 31, 2006 and 2005, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$245 (US$2,078 in 2005). These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$19 (US$356 in 2005), and project financings, of US$226 (US$1,722 in 2005), respectively. (see also Note 14). Gains and losses on the extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than are recorded as premium or discounts and are amortized over the life of the notes. Petrobras incurred in expenses in the total amount of US$160 on the extinguishment of debt during 2006 and US$17 during 2005. As of December 31, 2006 and 2005, the Company had an outstanding balance of net premiums on reissuance that amounted to US$45 and US$56, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Composition of foreign currency denominated debt by currency

	As of December 31,
	2006	2005
Currencies
United States dollars	8,928	10,679
Japanese Yen	626	409
Euro	269	262
Others	—	—

	9,823	11,350

•	Maturities of the principal of long-term debt
     The long-term portion at December 31, 2006 becomes due in the following years:

2008	1,466
2009	799
2010	1,543
2011	810
2012	1,788
2013 and thereafter	4,104

10,510

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,
	2006	2005
Foreign currency
6% or less	2,373	3,686
Over 6% to 8%	3,805	2,603
Over 8% to 10%	3,321	4,491
Over 10% to 15%	324	570

	9,823	11,350

Local currency
6% or less	470	85
Over 6% to 8%	167	266
Over 8% to 10%	858	264
Over 10% to 15%	1,298	966

	2,793	1,581

	12,616	12,931

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Structured finance of exports

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

As stipulated in the contracts, PFL assigned the rights to future receivables in the amount of US$1,800 (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PFL the following securities, also in the amount of US$1,800:
•	US$1,500 in Senior Trust Certificates, which were negotiated by PFL on the international market at face value. The amount was transferred to Petrobras as prepayment for exports to be made to PFL, according to the prepayment agreement.

•	US$300 in Junior Trust Certificates, which are held in the portfolio of PFL. If PF Export incurs any losses on the receipt of the value of the exports transferred by PFL, these losses will be compensated by the Junior Trust Certificates.
The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above. The Junior Trust Certificates form a 20% guarantee to the Senior Trust Certificates.

On September, 2005 Petrobras prepaid an amount of US$330 to PETROBRAS FINANCE LTD. – PFL respective to the export prepayments. Subsequent, PETROBRAS FINANCE LTD. – PFL paid on September 1, 2005 an equal amount related to the Senior Trust Certificates series A2 and C with floating rates, issued by PF Export, maturing on 2010 and 2013, respectively.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Structured finance of exports (Continued)

On March 1, 2006 Petrobras prepaid US$334 to PETROBRAS FINANCE LTD. – PFL respective to the export prepayments. Subsequent, PETROBRAS FINANCE LTD. – PFL paid on March 1, 2006 an equal amount related to the Senior Trust Certificates series A1 and B with fixed rates, issued by PF Export, maturing in 2010 and 2011, respectively.

On May 26, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.4% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.75% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1%.
•	GASENE Project, Urucu-Coari-Manaus gas pipeline project and Urucu-Coari liquefied petroleum gas line project

On December 5, 2005, Petrobras obtained a bridge loan from the National Bank for Economic and Social Development (BNDES), in the amount of US$342, for the special purpose company Transportadora GASENE S.A., responsible for the project aimed at interconnecting the Southeastern and Northeastern gas pipeline networks–GASENE, and US$342 for the special purpose company Transportadora Urucu Manaus S.A. proceeding with the financial structuring of the projects Urucu-Coari-Manaus gas pipeline and the Urucu-Coari liquefied petroleum gas (LPG) line.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Financing for P-51 and P-52 platforms

On November 25, 2004, the Board of Directors of Petrobras approved the execution of a contract in the amount of up to US$379 between the National Bank for Economic and Social Development (BNDES) and the wholly-owned subsidiary PETROBRAS NETHERLANDS B.V. – PNBV for the financing of Brazilian assets and services to be used in the construction of the P-52 production platform.

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

On December 17, 2004, PETROBRAS NETHERLANDS B.V. — PNBV, a wholly-owned subsidiary of Petrobras, entered into a credit facility of US$280 for financing of the construction of platforms P-51 and P-52. This loan is guaranted by export credit agencies of Norway, United Kingdon and Italy. The Agreement states either a floating rate (Libor plus 0.6%) or a fixed interest rate (4.86%).

On November 17, 2004, PETROBRAS NETHERLANDS B.V. — PNBV, a wholly-owned subsidiary of Petrobras, entered into a additional Commercial Loan Facility Agreement with BNP Paribas to grant to PETROBRAS NETHERLANDS B.V. — PNBV a credit facility of US$100 for financing of the construction of platforms P-51 and P-52. The agreement states a floating interest rate of Libor plus 1.4%.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(b)	Long-term debt (Continued)
•	Global Notes

On October 06, 2006, PIFCo issued Global Notes to the amount of US$500. The notes have an effective rate of 6.185% per annum and a ten-year term. This is the lowest borrowing cost for PIFCo over this term and represented a rate of 1.55% over and above the US T-bond for a similar term. The Global Notes were offered at 99.557% of the face value with a stated of 6.125% per annum. PIFCo used the proceeds from this issuance principally to repay trade-related debt.
(c)	Debt repurchase offer (Tender) of notes

On July 24, 2006, (PIFCo), a wholly owned subsidiary of the Company, concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes was US$888. The repurchased securities related to 2006 amount to US$1,046. Including the notes previously repurchased by the Company and its affiliates, also included in the tender, the total value reached US$1,215. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the Tender PIFCo incurred expenses in the total amount of US$160.

(d)	Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by ALBERTO PASQUALINI — REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures are being issued in order to expand and modernize REFAP’s industrial facilities and to raise its oil processing capacity from 20,000 m3/day to 30,000 m3/day, in addition to increasing the portion of national oils being processed.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(d)	Debentures issue (Continued)

The issue was be made under the following terms up to December 30, 2006 and amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; 10% of the debentures shall be subscribed by BNDES Participações S.A. (BNDESPAR) at the interest rate of the BNDES’ basket of currencies + 2.3% p.a..

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278. On December 19, 2006 was made available the remaining amount of US$113.

(e)	Japanese Yen Bonds

On September 27, 2006, PIFCo concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$298) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. In the same date, PIFCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominated debt. PIFCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit. See note 20(e).

(f)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES — National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(f)	Guarantees and covenants (Continued)

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

At December 31, 2006 and 2005, GASPETRO had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

The Federal Government guarantees TBG’s Multilateral Credit Agency debt, which had an outstanding balance of US$367 and US$402 at December 31, 2006 and 2005, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
12.	Financings (Continued)
(g)	Lines of credit

At December 31, 2006 and 2005, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2006 and 2005 were US$1,370 and US$1,688, respectively. Lines of credit are included in short-term debt and long-term debt.
13.	Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2006, 2005 and 2004 are shown as follows:

	Year ended December 31,
	2006	2005	2004
Financial expenses
Loans and financings	(1,076)	(1,135)	(1,055)
Capitalized interest	1,001	612	267
Leasing	(105)	(98)	(94)
Project financings	(370)	(334)	(316)
Losses on derivative instruments	(481)	(103)	(233)
Repurchased securities losses	(160)	(17)	(137)
Other	(149)	(114)	(165)

	(1,340)	(1,189)	(1,733)

Financial income
Investments	566	337	199
Customers	231	84	24
Government securities	79	90	42
Advances to suppliers	27	33	32
Gain on fair value hedge	—	93	553
Other	262	73	106

	1,165	710	956

Monetary and exchange variation on monetary assets and liabilities, net	75	248	450

	(100)	(231)	(327)

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46(R) and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

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

The following summarizes the liabilities related to the projects that were in progress at December 31, 2006 and 2005:

	As of December 31,
	2006	2005
Barracuda/Caratinga	1,405	2,435
Charter Development – CDC (1)	876	346
Cabiúnas	683	799
PDET Offshore S.A.	662	188
Transportadora Gasene	617	236
Nova Transportadora do Sudeste – NTS (2)	543	461
Nova Transportadora do Nordeste – NTN (2)	449	385
Codajás (3)	411	215
Espadarte/Voador/Marimbá (EVM)	282	399
Companhia Locadora de Equipamentos Petrolíferos – CLEP	226	1,700
Cia. de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	175	—
Nova Marlim	142	286
Cia Petrolífera Marlim	57	139
Albacora	46	55
Pargo, Carapeba, Garoupa and Cherne (PCGC)	26	35
Fundo de Investimemento Imobiliário – FII (4)	—	85
Repurchased securities (5)	(226)	(1,722)

	6,374	6,042

Current portion of project financings	(2,182)	(2,413)

	4,192	3,629

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)
(1)	Charter Development – CDC is responsible for Marlim Leste (P-53 project).

(2)	Nova Transportadora do Sudeste – NTS and Nova Transportadora do Nordeste – NTN take part in the consortium responsible for Malhas Project.

(3)	Codajás consolidates Transportadora Urucu — Manaus S.A. which is responsible for the Amazonia Project.

(4)	Investment Fund for Fixed Assets – FII is responsible for Certified Receipts of Acceptance of Fixed Assets – CRI Macaé Project.

(5)	At December 31, 2006 and 2005, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings (see also Note 5).
The Company has received certain advances amounting to US$376 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At December 31, 2006, the long-term portion of project financings becomes due in the following years:

2008	1,252
2009	993
2010	666
2011	401
2012	158
2013 and thereafter	722

4,192

As of December 31, 2006, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cia. de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	733
Transportadora Gasene	601
PDET Offshore S.A.	378
Charter Development — CDC	224

1,936

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

The following summarizes the projects, their purposes, the guarantees and estimated investments of each project:

Total estimated
Project	Purpose	Main guarantees	investments
Barracuda/ Caratinga	To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin the SPC Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project and is also the owner of them.	Guarantee provided by Brasoil to cover BCLC’s financial requirements.	US$3,100

CLEP	Companhia Locadora de Equipamentos Petrolíferos — CLEP furnishes assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of which period Petrobras will have the right to buy shares of the SPC or project assets.	Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	US$1,250

Cabiúnas	Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to Petrobras under an international lease agreement.	Pledge of 10.4 billion m3 of gas.	US$850

Malhas Project — (NTN / NTS)	Consortium between TRANSPETRO, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TNS (a 100% GASPETRO company) supplies assets that have already been previously set up. TRANSPETRO is the gas pipes operator.	Prepayments based on transportation capacity to cover any consortium cash insufficiencies	US$1,000

EVM	Project with the objective of allowing set up of submarine oil production equipment in the fields Espadarte, Voador, Marimbá and other seven smaller fields in the Campos Basin. EVM Leasing Co. (EVMLC), supplies assets to Petrobras under an international lease agreement.	Pledge of certain oil volumes.	US$1,070

NovaMarlim	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds Petrobras for operating costs resulting from the operation and maintenance of field assets.	30% of the field production limited to 720 days.	US$933

PDET	PDET Offshore S.A. is the future owner of the Project assets whose objective is that of improving the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and export. The assets will be later leased to Petrobras for 12 years.	All of the project’s assets will be pledged as collateral.	US$1,270

Marlim	Consortium between Companhia Petrolífera Marlim (CPM), which furnishes to Petrobras submarine equipment for oil production of the Marlim field.	70% of the field production limited to 720 days.	US$1,500

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

Total estimated
Project	Purpose	Main guarantees	investments
Albacora	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$170

Albacora/ PETROS	Consortium between Petrobras and Fundação PETROS de Seguridade Social, which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets	US$240

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders.	US$134

Marlim Leste (P-53) Project – (CDC)	To develop production in the Marlim Leste field, Petrobras will use Floating Production Unit P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, U.S.A. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.	Completion: the flow of charter payments to be made by Petrobras will begin at a certain date.
		Cost Overrun: Any increase in P-53 construction costs will represent an increase in charter amounts payable by Petrobras.	US$1,180

Amazônia (Codajás)	Construction of a gas pipeline with length of 385 km, between Coari and Manaus, and a GLP pipeline with length of 285 Km between Urucu and Coari, both under the responsibility of Transportadora Urucu — Manaus S.A. and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termelétrica Manauara S.A.	Being negotiated	US$1,300

GASENE	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1.4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.	To be defined.	US$2,000

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

Total estimated
Project	Purpose	Main guarantees	investments
CDMPI (modernization of REVAP)	This project has the objective of raising the Henrique Lage (REVAP) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this, the SPE Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which shall construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery.	Prepaid rental to cover any cash deficiencies of CDMPI.	US$900

Mexilhão	Construction of a platform (PMXL-1) to produce natural gas at Campos de Mexilhão and Cedro, located in the Bacia de Santos, State of São Paulo, which shall be held by Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. After building the PMXL-1 shall be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields	To be defined	US$595

P-55 and P-57	To develop production at Module 3 in the Roncador field (P-55) and Phase 2 of Jubarte field (P-57). A Deepwater charter LLC and a Deepblue Charter LLC are responsible for jointly contracting four SPCs to build the UEP: one for the P-55 hull, another for the P-57 hull, as well as two other for Generation and Compression Modules for both UEPs. At the end, PNBV shall charter the P-55 from Deepwater and the P-57 from Deepblue and will sub-charter them to Petrobras.

	Undergoing selection process for the SPCs (IDB with interaction).	Future chartering commitment of Petrobras with PNBV and PNBV with the owner of UEP (Deepwater and Deepblue).	US$1,960

Termobahia	Acquisition of 49% of the interest held by ABB-EV-Equity Venture (ABB-EV) in TERMOBAHIA, comprised of shares and credits via the financial structuring agreed with the Interamerican Development Bank. An SPE was structured called BLADE Securities Ltd (“BLADE”), headquartered in Ireland, which shall be the successor of the rights held by ABB-EV until Petrobras presents a strategic partner.	None given.	US$39.6

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
14.	Project Financings (Continued)

Blade Securities Limited

The Special Purpose Company (SPC) BLADE Securities Ltd (“BLADE”), was created by the Deutsche Bank (DB), in order to support Petrobras in its transactions related to the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA power plant. (See Note 18 (h)). The financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and the sale of such rights to a private institution, DB, until a strategic partner is introduced by Petrobras within a maximum period of one year.

Under the agreements, PIFCo paid to Blade US$1, and in return, Blade transferred to PIFCo the right to any dividends to be received from TERMOBAHIA and the rights to the shares of TERMOBAHIA either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$38, and in return, Blade transferred to PIFCo any amounts received from TERMOBAHIA related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. (See Note 18(h)).

As a result of the trasaction series, Petrobras recognized a US$4 gain on debt extinguishment on December 31, 2005, related to the fact it will no longer be paying 18.79% interest to a third party lender. Due to immateriality, the Company has not applied step acquisition accounting to the purchase of the interest in TERMOBAHIA.
15.	Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2006, assets under capital leases had a net book value of US$1,338 (US$1,419 at December 31, 2005).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
15.	Capital Lease Obligations (Continued)

The following is a schedule by year of the future minimum lease payments at December 31, 2006:

2007	300
2008	313
2009	284
2010	230
2011	112
2012	62
2013 and thereafter	36

Estimated future lease payments	1,337

Less amount representing interest at 6.2% to 12.0% annual	(282)

Present value of minimum lease payments	1,055
Less current portion of capital lease obligations	(231)

Long-term portion of capital lease obligations	824

16.	Employees’ Post-retirement Benefits and Other Benefits
(a)	Employees’ post-retirement benefits balances

The balances related to Employees’ Post-retirement Benefits are represented as follows:

	As of December 31,
	2006		2005
		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits
Current liabilities	198	—	206	—
Long-term liabilities	4,645	5,433	3,627	3,004

Employees’ post-retirement projected benefit obligation	4,843	5,433	3,833	3,004

Accumulated other comprehensive income	3,110	1,495	2,941	—
Tax effect	(1,058)	(508)	(1,011)	—

Net balance recorded in shareholders’ equity	2,052	987	1,930	—

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social — PETROS

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
The PETROS plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and affiliated companies. In order to fund its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12.93% of the salaries of participants in the plan. Additionally PETROS is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2006 year, benefits paid totaled US$713 (US$570 in 2005).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirements benefit reserves adjustments net of tax — pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2006, in accordance with the procedure established by SFAS 87.
The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to the Company and subsidiaries in the 2006 and 2005 financial years, was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2007 respective to the pension plan approximates US$194, with total pension benefit payments in 2007 expected to be US$830.

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

The PETROS Plan is closed to new employees of the Petrobras system joining from September 2002 and the Company contracted a group life insurance policy to cover employees commencing employment with the Company subsequent to closure of the of the PETROS plan; this policy will remain in effect until a new private pension plan is implemented.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

The table below describes the types of plan assets:

	As of December 31,
	2006	2005
Government securities	44%	45%
Investments funds	27%	26%
Equity instruments	20%	18%
Other	9%	11%

	100%	100%

Plan assets include the following securities of related parties:

	As of December 31,
	2006	2005
Petrobras common shares	304	178
Petrobras preferred shares	429	343
Government controlled companies	54	14
Government securities	4,952	3,899
Securities of other related parties	171	183

	5,910	4,617

PETROS provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties (see Note 14).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

Plan assets (Continued)

The Company uses 6.19% as the expected long-term rate of return over inflation on PETROS’ assets. The PETROS’ portfolio of investments as of December 31, 2006 was comprised of 71% securities, 44% of which were held-to-maturity government securities that earn interest at 6% annually plus the IPCA (Consumer Price Index) variation and 27% of which were Investments Funds that earn interest approximate to the CDI (Certificado de Depósito Interbancário, or Interbank Deposit Certificate), which has been yielding more than 6% annually. Thus, the Company considers a 6.19% long term interest rate appropriate to calculate the expected return on assets, as such aligns with the composition of the PETROS’ asset portfolio.

PETROS has a significant volume of investments in government securities, mainly NTN-B bonds, which by an agreement with the Supplementary Social Security Department will be held-to-maturity being recorded at fair value, for which a net present adjustment was required. Thus, the percentage of assets allocated in this investment will remain the same over the short term.

New benefits plan

In May of 2001, the Board of Directors of Petrobras approved the creation of a mixed social security plan, for current and new employees, based on defined contribution formula for programmable benefits and a defined benefit formula for risk benefits. However, the migration of participants and beneficiaries of the previous plan (PETROS) to the new plan was suspended, pursuant to a Federal Judicial ruling arising from an injunction filed by the employee union. A court order in 2004 granted the injunction ruling against the new plan and invalidating any changes to the PETROS plan premised upon intended migration to a new plan. This court decision is under appeal.

In 2003, the Company formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan (Continued)

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual PETROS Plan and the implementation of a new plan, denominated PETROS Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the PETROS Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering a significant rate of individual accession of employees and dependants.

The overall renegotiation target previously set by the Company had not been achieved. As a result the proposal presented by Petrobras became null and void.

On January 08, 2007, the Petrobras Board of Directors approved the reopening of the PETROS Plan renegotiation process, in order to meet the claims of the trade unions, as most participants were in favor of the renegotiation.

The new target for the minimum accession number to the renegotiation was set at 2/3 (two-thirds) of the members and the final deadline for them to make their choice was February 28, 2007. The renegotiation target was met and the proposal submitted by the Company became effective, and PETROS is calculating the amounts to be funded by the sponsors, that will reduce the deficit of the PETROS Plan, as established by Brazilian pension law.

On October 20, 2006, the Board of Directors of Petrobras approved the introduction of PETROS Plan 2 for employees currently with no pension plan.

The New Supplementary pension plan was formulated according to the Variable Contribution model. In this model, the contributions are capitalized in individuals accounts, and the pension benefits are established according to the account balances. This plan also includes risk benefits with coverage for illness, incapacity and death, and a lifetime income.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

New benefits plan (Continued)

The PETROS Plan 2 also includes a minimum benefit for payment of annuities which guarantees coverage of the benefit to ensure it does not have a monetary value of under 30% of the average contribution salary.

On December 20, 2006 the Department for Coordinating and Controlling State Companies (DEST) decided to approve the proposed PETROS Plan 2, which was also approved on January 05, 2007 by the Ministry of Mines and Energy.

On January 19, 2007, the PETROS Decision-making Board approved the PETROS Plan 2, which will be referred for assessment and statement by the Supplementary Pensions Office — SPC, for the proper final approval, whereupon it may be offered to the employees who are not presently covered by a supplementary pension plan sponsored by the Company.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from the date of admission to the date enrolment commenced in the PETROS Plan 2. The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor. The maximum estimated value of this actuarial commitment as of December 31, 2006 if the plan is approved by SPC and accepted by all new employees was US$109.

This New Plan also allows the Company to maintain the pension coverage it offers, mitigates the risks presented by the defined benefit model adopted and considerably reduces the possibility of future deficits. The impact of joining the new plan and its related benefit costs will be valued according to the standards established in SFAS 87, 132 and 158 and will only be computed and recognized in the accounts when the plan is implemented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(b)	Pension plan — Fundação Petrobras de Seguridade Social – PETROS (Continued)

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5.32% of the payroll of the members and is equal to the contributions made by the participants.
(c)	PETROBRAS ENERGIA – PEPSA (including PESA)

Defined contribution plan

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan which all of the Company’s employees may elect to join Petrobras Energia. Through this plan, Petrobras Energía will make contributions to a trust equivalent to the contributions made by the employees that will subscript to the plan to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energia.

In the fiscal years ended December 31, 2006 and 2005, Petrobras Energía recorded an expense of US$1 and US$2, respectively, attributable to such benefits.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(c)	PETROBRAS ENERGIA – PEPSA (including PESA) (Continued)

Defined benefit plan

Indemnity Plan

This is a defined benefit plan for all the employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per years of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensating Fund

This is a defined benefit plan for all employees of Petrobras Energía who have joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(c)	PETROBRAS ENERGIA – PEPSA (including PESA) (Continued)

Defined benefit plan (Continued)

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided in Petrobras Energía’s By-laws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis. For this reason, the assets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

(d)	SFAS 158 — “Employers” Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), which became effective for the Company on December 31, 2006. This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of shareholders’ equity.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(d)	SFAS 158 — “Employers” Accounting for Defined Benefit Pension and Other Postretirement Plans (Continued)

The incremental effect of applying SFAS 158 on individual line items of the balance sheet as of December 31, 2006 were as follows:

	Pre-FAS 158
	with Minimum
	Liabilities	FAS 158 Adoption
	Adjustments	Adjustments	Post-FAS 158
Deferred taxes	3,459	(543)	2,916
Employees’ post-retirement projected benefits obligation — Pension	4,712	131	4,843
Employees’ post-retirement projected benefits obligation — Health care	3,938	1,495	5,433
Accumulated other comprehensive income — pension adjustments	(1,956)	(96)	(2,052)
Accumulated other comprehensive income — health care adjustments	—	(987)	(987)
Total Liabilities and shareholders’ equity	98,680	—	98,680
Total shareholders’ equity	45,382	(1,083)	44,299
(e)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS)

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(e)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

Until 2006, the actuarial gains and losses generated by the differences between the values of the obligation determined based on projections and the actual figures, were respectively included or excluded when defining the net actuarial obligation.

As of December 31, 2006, according to SFAS 158 (See Note 16(d)), the actuarial gains and losses generated by the differences between the values of the obligation determined based on projections and the actual figures, are respectively included or excluded from the calculation of the actuarial obligation and recorded as “Postretirements benefit reserves adjustments net of tax- health care cost”, as Accumulated Other Comprehensive Income,in shareholders’ equity.

The gains and losses recorded as Accumulated Other Comprehensive Income are amortized over the average remaining service period of the active employees.

Upon adoption of SFAS 158, as of December 31, 2006 the liabilities related to health care increased by US$1,495 and shareholders’ equity reduced by US$987, net of income taxes.

On December 15, 2006, Petrobras implemented the Medicine Benefit, which provides special terms on the acquisition of certain medicines by members of the AMS from participating drugstores, located throughout Brazil.

Following the introduction of this benefit, the unrecognized prior service cost estimated by independent actuary, as of December 31, 2006 was US$86, and wil be amortized over the average remaining service period of the active employees. The unrecognized prior service cost was included in Accumulated Other Comprehensive Income and presented in Change in Benefit Obligations, as “Plan Amendments”.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 4.5% from 2007 to 2036.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(e)	Health care benefits — “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease
Effect on total of services and interest cost component	113	(91)
Effect on post-retirement benefit obligation	832	(679)
LIQUIGÁS DISTRIBUIDORA S.A.
Liquigás maintains a health care benefit plan, which offers defined benefits and covers LPG employees. At December 31, 2006, Liquigás recorded liabilities in connection with future post-retirement health care benefit costs, in the amount of US$18 (US$16 in 2005). The plan is managed by Liquigás and the liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method, according to SFAS 106, SFAS 132 Employers’ Disclosures about Pensions and Other Post-retirement Benefits an amendment of FASB Statements No. 87, 88, and 106 (“SFAS 132”) and SFAS 158.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans

The funded status of the plans at December 31, 2006 and 2005, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	As of December 31,
	2006		2005
		Health		Health
	Pension	Care	Pension	care
	Benefits	Benefits	Benefits	Benefits
	(2)	(3)	(2)	(3)
Change in benefit obligation:
Benefit obligation at beginning of year	14,422	4,974	11,509	4,025
Service cost	174	81	146	74
Interest cost	1,712	595	1,381	489
Actuarial loss (gain)	244	(599)	363	(28)
Benefits paid	(713)	(175)	(570)	(141)
Plan amendments — Medicine benefit	—	86
Others	7	—	(2)	—
Gain on translation	1,392	471	1,595	555

Benefit obligation at end of year (1)	17,238	5,433	14,422	4,974

Change in plan assets:
Fair value of plan assets at beginning of year	9,413	—	7,104	—
Actual return on plan assets	2,447	—	1,609	—
Company’s contributions	187	175	155	141
Employees’ contributions	135	—	112	—
Benefits paid	(713)	(175)	(570)	(141)
Others	(1)	—	(2)	—
Gain on translation	927	—	1,005	—

Fair value of plan assets at end of year	12,395	—	9,413	—

Reconciliation:
Funded status	(4,843)	(5,433)	(5,009)	(4,974)
Unrecognized actuarial loss	—	—	4,117	1,970
Net amount recognized	—	—	(892)	(3,004)

Amounts recognized in the balance sheet consist of:
Employees’ post-retirement benefits obligation	(4,843)	(5,433)	(3,833)	(3,004)
Accumulated other comprehensive income	3,110	1,495	2,941	—

Net amount recognized	(1,733)	(3,938)	(892)	(3,004)

(1)	Projected benefit obligation, measured at December 31, 2006 and 2005. The TRANSPETRO plan has no participants to date and the PEPSA plan is defined contribution for employees above a specified salary level, and thus such plans have no effect on projected benefit obligation. Thus, the projected benefit obligation disclosed above is aggregated to all Petrobras’ group companies.

(2)	Includes PETROS (Petrobras group companies), PEPSA and PELSA pension benefits obligations.

(3)	Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	As of December 31,
	2006		2005
		Health		Health
	Pension	Care	Pension	Care
	benefits	benefits	benefits	benefits
Service cost-benefits earned during the year	174	81	146	74
Interest cost on projected benefit obligation	1,712	595	1,381	489
Expected return on plan assets	(1,157)	—	(887)	—
Gain on translation	30	11	56	22
Recognized actuarial loss	322	140	376	141

	1,081	827	1,072	726
Employees’ contributions	(133)	—	(112)	—

Net periodic benefit cost	948	827	960	726

The main assumptions adopted in 2006 and 2005 for the actuarial calculation are summarized as follows:

	2006		2005
	Pension benefits	Health care benefits	Pension benefits	Health care benefits
Discount rates	Inflation: 4.5% + 6%	Inflation: 4.5% + 6%	Inflation: 5% + 6%	Inflation: 5% + 6%
Rates of increase in compensation levels	Inflation: 4.5% + 2.02%	Inflation: 4.5% + 2.02%	Inflation: 5% + 2.08%	Inflation: 5% + 2.08%
Expected long-term rate of return on assets	Inflation: 4.5% + 6.19%	Not applicable	Inflation: 5% + 6.19%	Not applicable
Mortality table	AT 2000*	AT 2000*	AT 2000	AT 2000

(*)	Segregated by sex (male and female).
Petrobras has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribuidora, PETROQUISA, and REFAP contain similar assumptions and the benefit obligation related to PEPSA, the international plan, is not significant to the total obligation and thus has also been aggregated. All Petrobras group pension plans have accumulated benefit obligation in excess of plan assets.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(f)	Funded status of the plans (Continued)

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

In 2004, Petrobras approved a change to a new mortality table of the actuarial assumptions of the pension and healthcare plans in Brazil; this new mortality table reflects updated assumptions and changes relative to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables.

(g)	Cash contributions and benefit payments

In 2006, the Company contributed US$187 to its pension plans. In 2007, the Company expects contributions to be approximately US$194. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
16.	Employees’ Post-retirement Benefits and Other Benefits (Continued)
(g)	Cash contributions and benefit payments (Continued)

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension benefits	Health care benefits
2007	830	196
2008	902	224
2009	985	256
2010	1,082	292
2011	1,192	332
Subsequent five years	7,949	2,371
17.	Shareholders’ Equity
(a)	Capital

The Company’s subscribed and fully paid-in capital at December 31, 2006 consisted of 2,536,673,672 common shares and 1,850,364,698 preferred shares, and at December 31, 2005 consisted of 2,536,673,672 common shares and 1,849,478,028 preferred shares, as retroactively restated for stock split, mentioned below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

On May 13, 2005, Petrobras management approved the proposed share split and the related amendment to article 4 of the Company’s by-laws. These issues were discussed by the shareholders at the Extraordinary General Meeting (EGM) held on June 15, 2005.

The Extraordinary General Meeting held on July 22, 2005 decided to effect a split of each Company’s share into four, resulting in a free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from September 1, 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(a)	Capital (Continued)

The relation between the American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the share split.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

Shareholders at the Extraordinary General Meeting held June 01, 2006 approved the incorporation of shares in PETROQUISA by Petrobras, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies. The Board of Directors of the Company approved the issue of 886,670 preferred shares of the Company in connection with the incorporation of shares in PETROQUISA by Petrobras.

To implement the transaction, the exchange ratio for the shares to be used was based on the net equity value of both companies at the base date of December 31, 2005, when 4.496 preferred shares issued by Petrobras were attributed to each batch of 1,000 common or preferred shares issued by PETROQUISA.

No Petrobras’ shareholders had stated their intention to exercise the right withdraw by the legal deadline of July 07, 2006. Five PETROQUISA’s shareholders with a total interest of 1,015,910 shares exercised the right to withdraw by the established deadline (by July 05, 2006) and were reimbursed at the rate of R$153.47 (US$71) per batch of 1,000 shares, using funds provided by PETROQUISA, on July 10, 2006. Petrobras then acquired the shares for the same price, thereby transferring ownership.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(a)	Capital (Continued)

On December 15, 2006, pursuant to article 29, section II of the Company By-laws, the Board of Directors authorized the buyback of part of the preferred shares in circulation for future cancellation, using funds from the profit reserves subject to the following terms:
•	Objective: reduce the excess of cash and enhance the capital structure, helping to reduce the cost of Petrobras’ capital.

•	Amount: up to 91,500,000 preferred shares, corresponding to 4.9% of the total of this class of share in circulation, which is 1,850,364,700 shares.

•	Price: the acquisition will occur on the Stock Exchange, at market values on the acquisition dates throughout the buyback term.

•	Term: up to 365 (three hundred and sixty-five) days as from December 15, 2006.
In line with its share buyback policy, the Board of Directors concluded the current cash situation enables this project to be implemented without compromising the dividend payment and the investment program, while maintaining the operating and financial targets established in the Strategic Plan.
At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,577 (R$3,372), and of statutory reserve, in the amount of US$471 (R$1,008), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(a)	Capital (Continued)

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6,404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

The General Extraordinary Meeting, held together with the General Ordinary meeting on March 29, 2004, increased the Company’s capital to US$11,701, through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6,404/76. This capitalization was made in order to bring the Company’s capital in line with the investment requirements of an oil company given intensive use of capital and extended operating cycles.

The Extraordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R$30.000 million to R$60.000 million, through the issuance of up to 200,000,000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

(b)	Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996 amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$760 in dividends during the year ended December 31, 2006 (2005 — US$275 — 2004 — US$366). No withholding tax is payable on distributions of dividends made since January 1, 1996.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(b)	Dividends and interest on shareholders’ equity (Continued)

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$2,453 in interest on shareholders’ equity during the year ended December 31, 2006 (2005 — US$1,835 — 2004 - US$1,443).

The dividends related to the fiscal year ended December 31,2006 approved at the Ordinary General Meeting held on April 2, 2007, in the amount of US$3,693, corresponding to US$0.84 per common and preferred share and US$3.36 per ADS conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders. This dividend includes interest on capital approved by the Board of Directors on October 20, 2006, in the amount of US$2,052, which was made available to shareholders on January 4, 2007, based on the shareholding position of October 31, 2006.

The second portion of interest on capital, approved by the Board of Directors on December 15, 2006, was made available to shareholders on March 30, 2007, based on the shareholding position of December 28, 2006, amounting to US$923. The final portion of dividends in the amount of US$718, approved by the Board of Directors on February 12, 2007, which will be made available based on the shareholding position of April 2, 2007, when occured the Ordinary General Meeting which resolved the matter.

Interest on capital amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The dividends and the final portion of the interest on shareholders’ equity will be paid until June 1, 2007 as established by the General Shareholders’ Meeting. These amounts will be monetarily restated from December 31, 2006 to the initial date of payment, according to the variation in the SELIC rate.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(b)	Dividends and interest on shareholders’ equity (Continued)

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, generated an income tax and social contribution credits of US$1,012 (US$791 in 2005, and US$650 in 2004).

The dividends related to the fiscal year ended December 31, 2005, approved at the General Shareholder’s Meeting held April 3, 2006, in the amount of US$2,998, (including the portions of interest on shareholders’ equity, in the amount of US$933, paid to the shareholders on January 5, 2006, and in the amount of US$939, paid to the shareholders on March 22, 2006) were made available to shareholders on May 23, 2006.

The dividends related to the fiscal year ended December 31, 2004, approved at the General Shareholder’s Meeting held March 31, 2005, in the amount of US$1,900, (including the portion of interest on shareholders’ equity, in the amount of US$1,239, paid to the shareholders on February 15, 2005) were made available to shareholders on May 17, 2005.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2006, the Company had appropriated all such retained earnings.

In addition, at December 31, 2006, the undistributed reserve in appropriated retained earnings, amounting to US$20,074, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(c)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2006	2005	2004
Income before extraordinary item	12,826	10,186	6,190
Extraordinary gain, net of taxes	—	158	—

Net income for the period	12,826	10,344	6,190
Less priority preferred share dividends	(577)	(426)	(297)
Less common shares dividends, up to the priority preferred Shares dividends on a per-share basis	(791)	(584)	(407)

Remaining net income to be equally allocated to common and preferred shares	11,458	9,334	5,486

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672	2,536,673,672
Preferred/ADS	1,849,903,144	1,849,478,028	1,849,478,028

Basic and diluted earnings per share Common and preferred (*) (**)	2.92	2.32	1.41

Basic and diluted earnings per ADS (*) (**)	11.68	9.28	5.64

(*)	Per share data is presented after extraordinary item .

(**)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.
(d)	Capital reserves
•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

•	Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company’s income tax.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(e)	Appropriated retained earnings

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

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. The appropriation of income for the year ended December 31, 2004 included a retention of earnings in the amount of US$4,396, of which US$4,392 related to net income for the year and US$4 to the remaining balance of retained earnings, approved by the General Shareholders’ Meeting held on March 31, 2005. This proposal was intended to cover partially the annual investment program established in the capital budget for 2005.

The destination of net income for the year ended December 31, 2005 included retention of profits of US$6,453, with a US$6,449 amount, arising from net income for the year, and the US$4 retaining earnings remaining balance. This retention was intended to cover partially the annual investment program established in the 2006 capital budget, ad referendum of the General Shareholders’ Meeting of April 3, 2006.

The destination of net income for the year ended December 31, 2006 includes retention of profits of US$8,004 with a US$7,775 amount, arising from net income for the year, and the US$229 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2007 capital budget, ad referendum of the General Shareholders’ Meeting of April 2, 2007.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
17.	Shareholders’ Equity (Continued)
(e)	Appropriated retained earnings (Continued)
•	Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s by-laws.
18.	Domestic and International Acquisitions
(a)	Acquisition of Pasadena Refinery

On September 1, 2006, the Company, through its wholly owned subsidiary Petrobras America Inc., concluded the acquisition of 50% of the shares of Pasadena Refinery System, Inc., a US based refining and trading company owned by the Belgian group Compagnie Nationale a Portefeuille SA - CNP. The purchase price was of approximately US$416 and was based on economic valuation model of expected future earnings of the refinery. Due to immateriality, proforma information has not been presented.

The acquisition was consumated principally to expand Petrobras’ international activities according to the Strategic Plan.

The current capacity of the Pasadena Refinery is of about 100,000 bpd. The Company and the other partner are already conducting studies to expand its capacity and install units that will enable it to process heavy oils, including Petrobras’ Marlim production, and deliver high quality products.

With Petrobras entering as a partner in the enterprise, the refinery will be modified in order to process approximately additional 70,000 bbl/day of heavy oil and other batches, including production in the Marlim field. The refinery’s operational modernization process should be completed in four years and all of the by-products to be produced will comply with the highest standards of quality adopted in the United States.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(b)	Acquisition of Liquigás Distribuidora S.A.

On August 9, 2004, the Company’s subsidiary, Petrobras Distribuidora S.A. — BR, acquired from ENI B.V. 100% of the capital of its Brazilian subsidiary Liquigás Distribuidora S.A. (former Sophia do Brasil S.A. and Agip do Brasil S.A.), assuming its control from that date.

The purchase price paid for Liquigás Distribuidora S.A. was based on an economic valuation model of expected future earnings of Liquigás Distribuidora S.A., which considered relevant factors, including the potential effects of the economic situation of Brazil. The acquisition of Liquigás Distribuidora S.A. totaled US$511. The Company paid US$225 in cash, and settled a debt of US$225 that the former Agip do Brasil had with ENI BV. An additional amount of US$61 related to subsequent purchase price adjustments was paid on December 10, 2004.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(b)	Acquisition of Liquigás Distribuidora S.A. (Continued)

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of Liquigás Distribuidora S.A. had occurred at the beginning of the years presented.

	2004
		Pro-forma
	As reported	(unaudited)
Net operating revenues	38,428	39,529
Cost of Sales	(21,279)	(22,222)
Net income for the period	6,190	6,182
Basic and diluted earnings per common and preferred share (*)	1.41	1.41
Basic and diluted earnings per ADS (*)	5.64	5.64

(*)	Considers effect of 4 for 1 stock split that occurred on September 1, 2005.
(c)	Acquisition of Triunfo’s shares by PETROQUISA

The Company’s subsidiary, Petrobras Química S.A. — PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. (Triunfo) in response to the put option.

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

The Company paid US$32 (R$101 million) in cash and this purchase price was based on an economic valuation model of expected future earnings of Petroquímica Triunfo S.A.

Petroquímica Triunfo S.A. produces low-density polyethylene and has an installed capacity of 160,000 tons per year. Triunfo’s activities are exclusively in Brazil.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(d)	Acquisition of FAFEN Energia S.A.

On December 27, 2004, Petrobras approved the acquisition of the remaining 80% interest in the FAFEN Energia S.A. thermoelectric power plant, thus bringing its ownership interest to 100%. Petrobras will pay EDP Brasil S.A. US$36 for the acquisition, payable as follows: 50% — 30 days after the closing of the operation, 25% one year thereafter and the remaining 25% — two years thereafter. This thermoelectric power plant has an installed capacity of 133 MW for electricity generation and 42 ton/hour for steam generation and is located in the State of Bahia.

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

On March 9, 2005, Petrobras approved the conditions agreed with Marubeni Corporation, for the purchase of quotas held by Marubeni Corporation in Baixada Santista Energia Ltda. — BSE, a special purpose company incorporated within the UTE Cubatão Project. This operation involves approximately US$90, and project resumption will meet the present requirements for the energy and steam power generation system renewal for the Cubatão Refinery (RPBC). Upon conclusion, this plant will have an installed capacity of 200 MW for electricity generation and 400 ton/hours for steam generation.

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
(f)	Acquisition of new businesses in Colombia, Paraguay and Uruguay

In December 2005, Petrobras signed three Share Purchase Agreements for the acquisition of fuel businesses (retail and trade markets) in Colombia and of total operations conducted by Shell in Paraguay and Uruguay.

In March 2006, Petrobras, through its controlled company Petrobras International Braspetro B.V., acquired the business of commercialization and distribution of Shell in Paraguay, related to fuel operations (retail and commercial market), including gas stations with convenience stores in all Paraguayan territory; LPG commercialization assets; installations for commercialization of aviation products for the airports in Asunción and Cidade Del Este.

On April 28, 2006 Petrobras concluded the purchase of the assets of Shell in Colombia, relating to the fuel distribution and commercialization. The acquisition comprises 39 service stations and convenience shops in Bogotá and surrounding areas, storage base and lubricant mixing plant in Puente Aranda, and one terminal in Santa Marta.

In June 2006, Petrobras acquired, via its subsidiary Petrobras International Braspetro B.V. - PIB BV, Shell’s assets in Uruguay relating to the distribution and sale of fuel throughout Uruguay.

The Company paid US$116 for these acquisitions that are part of a package involving the assets of Shell in Colombia, in Paraguay and in Uruguay.

Due to immateriality, the Company has not prepared pro-forma information respective to this business combination.

(g)	Acquisition of a 49% interest in TERMOBAHIA

The Special Purpose Company (SPC) BLADE Securities Ltd (“BLADE”), was created by the Deutsche Bank (DB), in order to support Petrobras in its transactions related to the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA power plant. (See note 14).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(g)	Acquisition of a 49% interest in TERMOBAHIA (Continued)

On December 28, 2005, Petrobras exercised its preemptive right and concluded the acquisition of a 49% interest held by ABB-EV in TERMOBAHIA, comprising shares and amounts receivable in the total amount of US$45, under a financial structuring agreed upon with the IDB.

This financial structuring involves two simultaneous operations: the acquisition of ABB-EV’s rights and the sale of such rights to a private institution until a strategic partner is introduced by Petrobras within a maximum period of one year. The Company’s previous investment on TERMOBAHIA was being accounted for in accordance to FIN 46 ( R )

On August 10, 2006, Petrobras concluded the acquisition of the equity interest and the credits relating to the Subordinated Loan of EIC Electricity S.A. in TERMOBAHIA for the amount of US$2, raising its interest to 31%.

At the conclusion of this operation, the equity interests in TERMOBAHIA’s were held as follows: Petrobras 31%, PETROS 20% and BLADE 49%.

Due to the immateriality, proforma information has not been presented (see Note 14 discussion regarding Blade).

(h)	Agreement for sale and association with Teikoku Oil Co. Ltd. in operations in Ecuador

On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved the agreement between Petrobras Energia S.A. — PESA and Teikoku for sale of 40% of the rights and obligations in the participation contracts in Blocks 18 and 31 in Ecuador. The Company does not expect to have a material impact on its Financial Statements as a result of this agreement.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(i)	Eletrobolt

On August 13, 2004, the Board of Directors of Petrobras approved the financial conditions for the acquisition of 100% interest of Eletrobolt Thermoelectric plant from Sociedade Fluminense de Energia, with a share purchase price of US$65. The Company’s previous variable interest in Eletrobolt was being accounted for in accordance with FIN 46(R) and the 2004 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

(j)	Termorio

In February, 2005, in order to facilitate the financial restructuring process of Termorio, Petrobras acquired the remaining 50% interest of Termorio ´s voting capital from NRG for US$83 bringing its ownership to 100% of total and voting capital. The Company’s previous variable interest in Termorio was being accounted for in accordance with FIN 46(R) and the 2005 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

(k)	Termoceará

On June 24, 2005, Petrobras acquired Termoceará Ltda., a plant with net generation capacity of 220 MW/h. The acquisition price was equal to US$137, of which US$81 related to the purchase of tangible assets of the thermoelectric plant and US$56 was designated to settle payables to the lenders of the project (BNDES and Eximbank). The excess of amounts paid over fair value of assets acquired is attributable to intangible assets and goodwill.

The Company’s previous variable interest in Termoceará was being accounted for in accordance with FIN 46(R) and the 2005 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(l)	TermoMacaé Ltda. and TermoMacaé Comercializadora de Energia Ltda. (former Macaé Merchant)

In February 2005, the arbitration proceedings began related to the dispute between Petrobras and El Paso arising from the economic and financial imbalance deemed to exist relative to the construction and operation of the Macaé Merchant Thermoelectric Plant. Petrobras claims such contract to be invalid and require re-negotiation as a result of changed economics. Related to the disputes, Petrobras made a court ordered bank deposit related to unpaid contingency the amounts, while awaiting final decision of the Arbitration proceedings.

In March 2006 Petrobras and El Paso agreed to settle certain disputes involving the Macaé Merchant Consortium. Under this settlement, the capital participation contract was terminated and El Paso finalized the sale of the plant to Petrobras, which in April 2006 paid US$357 to acquire the companies TermoMacaé Ltda (f.k.a. El Paso Rio Claro Ltda.) and TermoMacaé Comercializadora de Energia Ltda. (f.k.a. El Paso Rio Grande Ltda.), terminating the Macaé Merchant Consortium Contract and thereby settling the controversies.

Under the acquisition process, El Paso gave guarantees to Petrobras relating to certain liabilities, limited to US$120, including approximately US$78, referring to a federal tax assessment, which El Paso believes it has excellent chances of successfully contesting, and for which it has presented its defense to the Brazilian tax authorities. In respect of the acquisition of the assets, any successes involving given tax benefits, tax receivables and potential recoveries on financial revenues shall be prorated between Petrobras and El Paso as mutually agreed.

On July 05, 2006 Petrobras was reimbursed for the amounts deposited by virtue of the preliminary decision pronounced by the Arbitral Tribunal, to the amount of US$259, including financial yields, given the dismissal of the Arbitration Proceeding.

The Company’s previous variable interest in TermoMacaé was being accounted for in accordance with FIN 46(R) and the 2006 share acquisition was accounted for as a business combination but had no material impact on Petrobras’ consolidated accounting records. Due to immateriality, proforma information has not been presented.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
18.	Domestic and International Acquisitions (Continued)
(m)	Acquisition of shares in Gaseba Uruguai S.A.

In November 2005, the Board of Directors of Petrobras approved the acquisition of 51% of the capital of Gaseba Uruguay — Grupo Gaz de France S.A. (Gaseba), a natural gas distribution concession company in Montevideo, Uruguay from GDF International.

In June 2006, Petrobras acquired 66% of the shares in Gaseba. The share acquisition took place over two stages: 51% of the shares held by Grupo Gaz de France were acquired on June 2, 2006 and 15% of the shares held by Acodike Supergas S.A. were acquired on June 29, 2006. The acquisition price was equal to US$14 and due to immateriality, proforma information has not been presented.
19.	Commitments and Contingencies

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

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 129,925 barrels per day at respective current market prices.

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$2,425 (US$2,244 in 2005). Out of this total, US$1,137(US$1,875 in 2005) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$372 through December 31, 2006 (US$369 in 2005).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)

In 1993, the Company signed a long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) with Yacimientos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, with maturity in 2019, the Company is required to purchase 80% of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$1.07 per MMBTU to US$1.17 MMBTU, based upon throughput. The pipeline achieved an average throughput of 24.4 million cubic meters per day during 2006.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.
(a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2006 and 2005, the respective amounts accrued by type of claims are as follows:

	As of December 31,
	2006	2005
Labor claims	38	7
Tax claims	47	87
Civil claims	97	79
Commercials claims and other contingencies	51	62

	233	235

Contingencies for joint liability	—	75

Total	233	310

Current contingencies	(25)	(72)

Long-term contingencies	208	238

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

As of December 31, 2006 and 2005, in accordance with Brazilian law, the Company had paid US$816 and US$775, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of US$175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At December 31, 2006, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

Plaintiff: Kallium Mineração S.A.

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of Petrobras, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US$450 relating to the rescission of a contract to develop a potassium salt mine. On August 10,1999, a decision was handed down that considered most of the plaintiff’s petitions to be without grounds (losses, damages and loss of profit), requiring only the Company to reimburse “all expenses incurred as a result of the prospecting research” carried out, in accordance with amounts to be calculated in the final award. No award for loss of profit was established in the decision. In September of 1999 both parties filed appeals with the appeals court in the state of Rio de Janeiro. Granted by the lower court, both parties filed appeals, which were rejected. Petrobras is awaiting judgment of the Extraordinary Appeal filed before the STF and the special appeal on December 18, 2003. A special appeal brought by Kallium is also pending judgment. Based on the opinion of its legal advisers, management does not expect an unfavorable outcome in this case and considers the risk of loss with respect to this lawsuit to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: PORTO SEGURO IMÓVEIS LTDA.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against Petrobras in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that Petrobras, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997 that considered Petrobras liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$3,406.

In addition to this amount, Petrobras was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and Petrobras holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. Petrobras filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted Petrobras’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro, and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring Petrobras to indemnify PETROQUISA and Porto Seguro the amounts of US$2,359 and US$590 respectively (the latter representing 5% in premium and 20% in attorney’s fees). Due to this result, Petrobras lodged appeal with high and supreme courts, which was dismissed. In view of this decision, interlocutory appeal was filed with High Court — STJ and Supreme Court — STF, which was converted into Special Appeal by STJ.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: PORTO SEGURO IMÓVEIS LTDA. (Continued)

On May 6, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal and determined that the special appeal was to be proceeded with. Porto Seguro lodged an appeal against the interlocutory decision, which was accepted by a majority vote on December 15, 2005, and suspension of the special appeal filed by Petrobras was reinstated. The Company filed an Interlocutory appeal against this latest decision, which was ruled on April 4, 2006 and which unanimously overturned a decision which restored the impediment on the Special Appeal brought by Petrobras, due to an impediment on one of the justices, determining another decision be pronounced. Special Appeal by PORTO SEGURO rejected under a judgment delivered on September 05, 2006. In performance of the decision published on June 05, 2006, we are now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal. If the award is not reversed, the indemnity estimated to PETROQUISA, including monetary correction and interest, would be US$4,612. As Petrobras owns 100% of PETROQUISA’s share capital, a portion of the indemnity estimated at US$3,044, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$201 to Porto Seguro and US$922 to Lobo & Ideas by means of attorney’s fees, however based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case and considers the risk of loss with respect to this lawsuit to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ)

The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) filed a civil suit against the Company with the Rio de Janeiro State Court for compensation of miscellaneous damages amounting to US$224, which it is claiming in the name of its members, as a result of the oil spill in Guanabara Bay on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3.339 could claim indemnification. A decision was handed down on February 7, 2002 which ruled the claim partially without grounds, rejecting pain and suffering, and requiring the Company to pay compensation for material damages and loss of profit to be calculated at the award phase. The ruling expressly declares that it is not reasonable to consider an award based on the amount claimed, since it was without economic base. On February 02, 2007 a decision, partly accepting the expert report, was published. That expert report was prepared to stablish the parameters for calculating the award, which amounts to US$516 at that date. Petrobras will appeal before Rio de Janeiro’s Supreme Court, because the parameters set in the decision differs from those already defined by that same court. In accordance with the Company’s expert assistant calculation, the recorded amount of US$12 represents the award that will be set by the court at the end of the process. Based on its legal counsels opinion, the Company ´s Administration believes it is possible that the Company will not prevail in this case.

Plaintiff: São Paulo State tax authorities

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

The case was settled and the Company entered into an agreement to pay US$122 plus interest, totaling US$151, in 60 equal successive installments beginning April 2005.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: São Paulo State tax authorities (Continued)

Taking advantage of the tax benefits awarded by Law 12.399/06, in November 2006 the Company settled the debt in advance by paying the amount of US$53, reducing the fine amount by 80% and the interest amount by 50%, generating a real saving of US$101.

Plaintiff: Unions of Petroleum Workers

Petrobras is a defendant in three labor claims filed by the UNIONS OF PETROLEUM WORKERS of three federal states (Rio de Janeiro, São Paulo and Sergipe), alleging that official inflation rates for 1987, 1989 and 1990 (understatement of the official inflation rate — Bresser, Summer and Collor Plans) were not fully included in the workers’ salaries.

The suits are in different procedural phases, as described below:

UNIONS OF PETROLEUM WORKERS of federal state of Sergipe (SINDIPETRO/SE): Case ruled to have grounds. Process on enforcement phase. The judge granted decision determining SINDIPETRO/SE to present new calculations, which is pending. This is awaited. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$47 calculations, which is pending. Based on the opinion of its legal advisers, the Company considers the risk of loss with respect to this lawsuit to be possible.

UNIONS OF PETROLEUM WORKERS of federal state of Rio de Janeiro (SINDIPETRO/RJ): Petrobras understands there is no debt, since corresponding amounts were paid by the clause of the collective bargain in 1993. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$86. Based on the opinion of its legal advisers, the Company considers the risk of loss with respect to this lawsuit to be remote.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: Unions of Petroleum Workers (Continued)

UNIONS OF PETROLEUM WORKERS of federal state of São Paulo (SINDIPETRO/SP): Case ruled to have grounds, with final and unappealable decision delivered. Petrobras filed Termination Action - denied. Appeal by Petrobras was accepted and decision granted suspending agreement and issuing new decision to deny plaintiff’s request on Labor Claim. Extraordinary Appeal filed by SINDIPETRO, which was denied entertainment, and is now pending judgment on the Interlocutory Appeal subsequently filed.

The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$45. Based on the opinion of its legal advisers, the Company considers the risk of loss with respect to this lawsuit to be remote.

Based on previous favorable ruling on similar cases and TST abridgment of law, Company management does not expect an unfavorable outcome on the cases. Petrobras contested the expert report determining the amount of indemnification, which is pending judgment. Management assesses risk of loss to be possible.

Plaintiff: Adailton de Oliveira Bittencourt and Others

Adailton de Oliveira Bittencourt and Others, filed Labor claims for payment of break and lunch hour, after introduction of 6 working hours per day by 1988 Brazilian Constitution. Period claimed: September 28, 1989 to November 30, 1992 due to the introduction of a six-hour working day by the 1988 Federal Constitution. Denied in first instance. Appeal granted by the Regional Labor Tribunal (TRT). Petrobras filed appeal for clarification of decision, denied on September 25, 2002 and October 24, 2002 respectively. A Motion for Clarification was lastly filed on October 15, 2004 to obtain further clarification without changing the ruling. Final and unappealable decision pronounced. The case is currently at the award calculation stage, at which the amounts due to the plaintiffs are determined. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$3. Based on the opinion of its legal advisers, the Company considers the risk of loss with respect to this lawsuit to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(a)	Litigation (Continued)

Plaintiff: Distribution Companies

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately US$419, up to December 31, 2006 some US$38 (US$34 in 2005) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

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

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$55 from the amounts disbursed by the Company is recorded as sheet as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 343 assessments amounting to US$178. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

Petrobras had disbursed during 2006 US$35 (US$85 in 2005), referring to administrative suits filed by the INSS claiming the Company’s joint liability.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(b)	Notification from the INSS — joint liability (Continued)

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. Petrobras continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

(c)	Tax assessments

Plaintiff: Internal Revenue Service of Rio de Janeiro – Withholding Tax related to charter of vessels

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

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$3,064 million (US$1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$93 million (US$32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: Internal Revenue Service of Rio de Janeiro – Withholding Tax related to charter of vessels (Continued)

Petrobras has defended itself against these tax assessments. Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 for the period 1998 is US$55 and for the period 1999 to 2002 is US$1,831. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal finance authorities – State Value-Added Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with State Value-Added Tax (ICMS) related to the Sinking of P-36 Platform. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$253 Petrobras filed a Voluntary Appeal, pending examination. To allow the appeal to proceed an amount of US$20 was deposited and a bank guarantee to the amount of US$31 taken out, which corresponds to 30% of the total amount. The voluntary appeal was accepted. However, the assessment was upheld under the Special Appeal brought by the State Treasury. On October 02, 2006, the appeal deposit and bank guarantee were converted into income for the state. The matter was then referred to the courts. The remaining amount deriving from the tax credit, duly restated, relating to the final quarter of 2006 is around US$149, which corresponds to 70% of the total claim. As the administrative proceedings have reached a conclusion and the amount will be recorded as an overdue federal reliability, 20% will be added as attorneys’ fees. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: Rio de Janeiro state finance authorities – II and IPI Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) related to the Sinking of P-36 Platform. Trial court ruling against Petrobras. An appeal was lodged, which is pending judgment. Petrobras filed for a writ of mandamus and obtained an injunction that barred tax collection. Pending special appeal filed by the Federal Reserve/National Finance Secretary. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$203. Due to the favorable decision the Company obtained under the Writ of Mandamus, the administrative proceeding has been stayed, meaning the parties have not had the chance to submit the Voluntary Appeal. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities – II and IPI Tax related to TERMORIO equipments

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station TERMORIO S.A. On August 15, 2006, TERMORIO submitted a contestation of the tax assessment to the Federal Revenue Department.

On September 15, 2006, the case was referred to the Federal Revenue Service in Florianópolis, where it is still being examined under administrative proceedings. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$227. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(c)	Tax assessments (Continued)

Plaintiff: Internal Revenue Services

Internal Revenue Services denied PASEP base reduction. Internal Revenue Services Appeal denied in 2nd instance and voluntary appeal of Petrobras accepted. Pending special appeal filed by the Internal Revenue Services. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$13. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

Plaintiff Alagoas state finance authorities

Alagoas state finance authorities filed a Tax Assessment against the Company in connection with reversal of ICMS Credit. Petrobras is awaiting judgment of the appeal by the second administrative level. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$32. Based on its legal counsels advice, the Company has assessed risk of loss to be possible.

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

PEGASO — (Programa de Excelência em Gestão Ambiental e Segurança Operacional).

During 2000 the Company implemented an environmental excellence and operational safety program — PEGASO — (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$4,081 from 2000 to December 31, 2006 under this program. During the years ended December 31, 2006 and 2005 the Company made expenditures of approximately US$562 and US$545 respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Guanabara Bay pipeline rupture

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

Since 2000, the Company implemented independent environmental audits in all of the Company’s plants located in Brazil that was concluded during December of 2003. The Company implemented almost all of the auditors’ recommendations.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of December 31, 2006 is US$39. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. Based on its legal counsels advice, the Company’s Administration has assessed risk of loss to be possible.

Cypriot flag vessel Vergina II collision

On November 4, 2000, the Cypriot flag vessel Vergina II chartered by Petrobras collided with the south pier at the Company’s Almirante Barroso terminal in São Sebastião and spilled oil in the São Sebastião canal. As a result of the accident, the Company was fined approximately US$30 by various local environmental agencies. The Company is currently contesting these fines.

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. Based on its legal counsels advice, the Company’s Administration has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. The Company was fined by the IBAMA US$3 in April of 2001 for the spill and improper use of chemicals to disperse the oil. The Company is currently contesting these fines.

Rupture of production line at well on the Belém Farm field

On May 12, 2003, the rupture of a connection socket on a production line at well FZB-71, on the Belém Farm field, in the city of Aracati-CE, resulted in the spill of approximately 7 (seven) thousand liters of oil at an area located far from any communities or water sources. The Company’s Contingency Plan was immediately activated and cleaning work for the area was carried out. Petrobras was charged with a penalty of US$0.04 by the Environment Superintendence of the State of Ceará (Semace) and up to 90% of this amount can be reduced by compliance with a Commitment Term entered into with the referred environmental entity.

Fault in the connection of arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo

On June 3, 2003, a fault in the connection of one of the unloading arms of vessel Nordic Marita, anchored at the Maritime Terminal Almirante Barroso (Tebar), in São Sebastião, on the North coast of São Paulo, caused a spill of approximately 27 thousand liters of oil from Campos basin. As a result of this accident, Petrobras was charged with a penalty of US$0.17 by the IBAMA and of US$0.12 by Basic Sanitation, Technology and Environment Protection Agency of the State of São Paulo (CETESB). An appeal was filed against both charges based on the understanding that the Company acted in the most efficient possible manner in order to minimize possible impacts on the environment.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
19.	Commitments and Contingencies (Continued)
(d)	Environmental matters (Continued)

Rupture of a pipeline between Cabiúnas and Duque de Caxias Refinery

On August 26, 2003, the rupture of a pipeline between TRANSPETRO’s terminal in Cabiúnas (Macaé) and Duque de Caxias Refinery caused the spill of 20 (twenty) liters of oil in an area of the city of Cachoeiras de Macacu. The Company immediately determined that the oil located in the service area of the pipeline should be removed, and took preventive measures to protect a creek, near to the Soarinhos River, with checks and oil-absorbing materials. In spite of the effective procedures adopted by Petrobras and the non-existence of environmental damages, the Company received a fine from IBAMA in the amount of US$0.69, but filed an administrative proceeding with this entity.

(e)	Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2006:

2008	2,273
2009	1,527
2010	762
2011	402
2012	317
2013 and thereafter	390

Minimum operating lease payment commitments	5,671

The Company incurred US$2,016, US$1,417 and US$1,247, in rental expense on operating leases at December 31, 2006, 2005 and 2004, respectively.
20.	Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an assets or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

In 2004, the Petrobras Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring integrated management of risk exposures and formalization of the main guidelines adopted by the Company to manage significant risks and uncertainties associated with its activities. The Risk Management Committee was created with a view towards concentrating risk management information and discussions and facilitating communications with the Board of Directors and the Executive Board.
(a)	Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations.

During 2000, the Company entered into three zero cost foreign exchange rate collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and the EURO, relative to long-term debt denominated in foreign currencies with a face value of approximately US$470. The Company did not apply hedge accounting for these relationships. The collars were constructed by the simultaneous purchase of a call option and sale of a put option with the same counterparty and with equal premiums.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(a)	Foreign currency risk management (Continued)

These collars establish a price ceiling and a price floor for the associated exchange rates. If the exchange rate falls below the floor, the counterparties will pay the Company the difference between the spot rate at the maturity date and the floor, calculated based on the notional amount of the contracts. Conversely, if the exchange rate increases above the ceiling, the Company will pay the counterparties the difference between the spot rate at the maturity date and the ceiling, calculated based on the notional amount of the contracts on the notional amount. The maturity dates of the derivatives contracts coincide with the maturity dates of each of the notes.

The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of US$68. One of the Euro zero cost collars was settled on December 31, 2004, with a cash receipt of US$18.

The call option component of the Company’s zero cost foreign exchange collars at December 31, 2006 had a fair value of US$21 (US$12 at December 31, 2005) and the put option components a fair value of zero at December 31, 2006 (US$(1) at December 31, 2005).

(b)	Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the years ended December 31, 2006, 2005 and 2004, the Company entered into commodity derivative transactions for 26.42%, 26.79% and 33.06%, respectively, of its total import and export trade volumes.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(b)	Commodity price risk management (Continued)

The open positions in the futures market, compared to spot market values, resulted in recognized losses of US$2, US$1 and US$2 for the years ended December 31, 2006, 2005 and 2004, respectively.

A long-term position was opened in January 2001 via the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil, over a period extending from 2004 to 2007, with the objective of obtaining price protection for this quantity of oil and to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing. The put options were structured to ensure that the financial institutions participating in the financing of the development of the fields receive the price required to generate the minimum required return on investment. The Company accounts for the put options on a mark to market basis. During 2006, 2005 and 2004 the Company realized no gain or loss.

(c)	Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company will consider assessing the use of various types of derivatives to reduce its exposure to interest rate fluctuations and may use such financial instruments in the future.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(d)	Risk Management activity at PEPSA

PEPSA uses derivative instruments such as options, swaps and others, mainly to mitigate the risk of changes in crude oil prices, interest rates and foreign exchange rates. Such derivative instruments are designed to mitigate specific exposures, and when designated as accounting hedges are assessed periodically to assure high correlation of the derivative instrument to the hedged risk exposure identified and to ensure that the derivative is highly effective in achieving offsetting changes in the cash flows of the hedged risk. PEPSA in the past designated certain relationships as accounting hedges for its crude oil derivative instruments and its interest rate swaps derivative instruments, but holds no such instruments at December 31, 2006; nor are any implemented accounting hedges outstanding.

As of December 31, 2006, PEPSA did not have commodity derivative transactions that qualify for hedge accounting purposes in accordance with SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). PEPSA accounted for a loss of US$103 for the year ended December 31, 2005 due to derivative financial instruments that did not qualify for hedge accounting.

At December 31, 2006, PEPSA had forward sales of US dollars in exchange for Argentine pesos. During the current fiscal year, the Company recognized a US$2 gain. As of December 31, 2006 and 2005 the face value of effective contracts amounts to US$18 and US$52, respectively, at the average exchange rate of 3.26 and 3 Argentine pesos per US dollar, respectively. Without considering the above-mentioned operations, as of December 31, 2006, the Company did not have any other positions in derivatives instruments.

(e)	Cash flow hedge

In September, 2006 PIFCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated bonds for U.S. dollar amounts. Under U.S. GAAP, foreign currency cash flow hedges can only be designated as such when hedging the risk to the entity’s functional currency, and therefore, this cross currency swaps is qualified for hedge accounting designation take into account that PIFCo’s functional currency is the US dollar, and the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)
(e)	Cash flow hedge (Continued)

The hedged item is ¥ 35 billion bond, ten-year maturity, carrying a semi-annual coupon of 2.15% p.a. The hedge instrument is a cross currency swap, ten year maturity, under which US dollars is paid and Japanese Yen is received mirroring the Yen bond conditions. The effectiveness test was made at the inception at the hedge based on the hypothetical derivative method. The effectiveness test will be made on an ongoing basis on a quarterly basis.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at December 31, 2006 had a fair value of (US$9) due to the devaluation of the Japanese Yen when compared to US dollar since the inception of the instrument.
21.	Natural Gas Derivative Contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or “GSA”) to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with the company Empresa Petrolera ANDINA, a gas producer in Bolivia, that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the “PVRC”), was executed with the purpose of reducing the effects of price volatility under the GSA.

The terms of the PVRC provided for a price collar for the period from 2005 to 2019, with the Company receiving cash payments when the calculated price is above the established ceiling, and the Company making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

As of December 31, 2005, the Company recorded an asset based on the fair value of the derivative in the amount of US$547 and a liability of US$144, which was deemed a deferred purchase incentive.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
21.	Natural Gas Derivative Contract (Continued)

Due to the new Hydrocarbons Law of Bolivia (see Note 9(b)), the other party to the PVRC contested the contract, alleging among others, “force majeure” and excessive onus. On August 12, 2006, the parties agreed to cancel the PVRC. As a result, on August 14, 2006 the Company received US$41 and wrote-off accounts receivable related to the PVRC amounting to US$77.

The Company adjusted the fair value asset and liabilities related to the PVRC by recording a financial expense of US$328 during the first quarter of 2006 as a result of the tax increases in Bolivia. In the second quarter of 2006, the Company wrote-off the remaining fair value asset of US$94 as a consequence of the cancellation of contract.
22.	Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.
(a)	Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil while substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, government securities, the Petroleum and Alcohol account, trade receivables and futures contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2006 and December 31, 2005, the Company’s trade receivables were primarily maintained with large distributors.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
22.	Financial Instruments (Continued)
(b)	Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. Fair values reflect the cash that would have been either received or paid if the instruments were settled at year end in an arms length transaction between willing parties. Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol account, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available-for-sale government securities equals their carrying value.

The fair values of other long-term receivables and payables do not differ materially from their carrying values.

The Company’s debt including project financing obligations, resulting from FIN 46(R) consolidation amounted to US$14,702 at December 31, 2006 and US$15,132 at December 31, 2005 and had estimated fair values of US$13,984 and U$15,239, respectively.
23.	Segment Information

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

The main criteria used to record the results and assets by business segments are summarized as follows:

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)
•	Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

•	Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

•	Assets: covers the assets relating to each segment.
The following presents the Company’s assets by segment:

	As of December 31, 2006
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
Current assets (1)	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	—	—	—	—	—	12,688	—	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated companies and other investments	33	970	394	1,721	20	124	—	3,262

Property, plant and equipment, net	33,979	9,828	6,828	5,722	1,468	1,072	—	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol account	—	—	—	—	—	368	—	368
Government securities	—	—	—	—	—	479	—	479
Other assets (1)	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23. Segment Information (Continued)

	As of December 31, 2006
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Current assets (1)	1,486	1,019	954	134	219	(1,441)	2,371

Cash and cash equivalents	—	—	—	—	—	—	—
Other current assets	1,486	1,019	954	134	219	(1,441)	2,371

Investments in non-consolidated companies and other investments	990	360	280	66	25	—	1,721

Property, plant and equipment, net	4,436	834	216	162	94	(20)	5,722

Non current assets	546	36	49	13	669	(853)	460

Other assets (1)	546	36	49	13	669	(853)	460

Total assets	7,458	2,249	1,499	375	1,007	(2,314)	10,274

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information(Continued)

	As of December 31, 2005
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
Current assets (1)	2,770	8,116	1,052	1,815	1,918	12,644	(2,531)	25,784

Cash and cash equivalents	—	—	—	—	—	9,871	—	9,871
Other current assets	2,770	8,116	1,052	1,815	1,918	2,773	(2,531)	15,913

Investments in non-consolidated companies and other investments	9	822	438	418	20	103	—	1,810

Property, plant and equipment, net	25,876	8,098	5,328	4,655	1,238	768	(43)	45,920

Non current assets	971	396	1,349	459	392	1,780	(223)	5,124

Petroleum and Alcohol account	—	—	—	—	—	329	—	329
Government securities	—	—	—	—	—	364	—	364
Other assets (1)	971	396	1,349	459	392	1,087	(223)	4,431

Total assets	29,626	17,432	8,167	7,347	3,568	15,295	(2,797)	78,638

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	As of December 31, 2005
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Current assets (1)	1,486	660	552	72	227	(1,182)	1,815

Cash and cash equivalents	—	—	—	—	—	—	—
Other current assets	1,486	660	552	72	227	(1,182)	1,815

Investments in non-consolidated companies and other investments	141	51	204	—	22	—	418

Property, plant and equipment, net	3,801	530	192	78	59	(5)	4,655

Non current assets	483	34	57	22	2,173	(2,310)	459

Other assets (1)	483	34	57	22	2,173	(2,310)	459

Total assets	5,911	1,275	1,005	172	2,481	(3,497)	7,347

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2006
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	3,351	42,831	2,833	4,938	18,394	—	—	72,347
Inter-segment net operating revenues	32,387	15,128	1,257	1,133	287	—	(50,192)	—

Net operating revenues	35,738	57,959	4,090	6,071	18,681	—	(50,192)	72,347
Cost of sales	(13,635)	(51,802)	(3,531)	(4,088)	(16,967)	—	49,962	(40,061)
Depreciation, depletion and amortization	(2,166)	(669)	(197)	(417)	(143)	(81)	—	(3,673)
Exploration, including exploratory dry holes	(501)	—	—	(433)	—	—	—	(934)
Impairment	(20)	—	—	(1)	—	—	—	(21)
Selling, general and administrative expenses	(465)	(1,357)	(360)	(540)	(982)	(1,306)	21	(4,989)
Research and development expenses	(346)	(141)	(78)	(2)	(5)	(155)		(727)
Other operating expenses	(22)	(40)	(270)	(22)	(77)	(662)	12	(1,081)

Costs and expenses	(17,155)	(54,009)	(4,436)	(5,503)	(18,174)	(2,204)	49,995	(51,486)
Equity in results of non-consolidated companies	—	5	(1)	37	—	(13)	—	28
Financial income (expenses), net (1)	—	—	—	—	—	(100)	—	(100)
Employee benefit expense	—	—	—	—	—	(1,017)	—	(1,017)
Other taxes	(45)	(73)	(49)	(63)	(79)	(285)	—	(594)
Other expenses, net	(73)	(20)	(15)	30	23	38	—	(17)

Income before income taxes, minority interest, extraordinary item and accounting change	18,465	3,862	(411)	572	451	(3,581)	(197)	19,161

Income tax benefits (expense)	(6,278)	(1,312)	140	(255)	(153)	2,100	67	(5,691)

Minority interest in results of consolidated subsidiaries	(229)	(10)	(231)	(194)	—	20	—	(644)

Net income for the year	11,958	2,540	(502)	123	298	(1,461)	(130)	12,826

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	Year ended December 31, 2006
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	685	2,068	719	1,440	26	—	4,938
Inter-segment net operating revenues	1,831	1,450	41	6	—	(2,195)	1,133

Net operating revenues	2,516	3,518	760	1,446	26	(2,195)	6,071

Cost of sales	(948)	(3,307)	(577)	(1,433)	(26)	2,203	(4,088)
Depreciation, depletion and amortization	(309)	(65)	(14)	(16)	(13)	—	(417)
Exploration, including exploratory dry holes	(433)	—	—	—	—	—	(433)
Impairment	(1)	—	—	—	—	—	(1)
Selling, general and administrative expenses	(154)	(85)	(17)	(99)	(185)	—	(540)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(4)	4	13	9	(44)	—	(22)

Costs and expenses	(1,849)	(3,453)	(595)	(1,539)	(270)	2,203	(5,503)

Equity in results of non-consolidated companies	20	12	2	—	3	—	37
Other taxes	(13)	(8)	—	(2)	(40)	—	(63)
Other expenses, net	29	—	11	33	(43)	—	30

Income before income taxes, minority interest, and accounting change	703	69	178	(62)	(324)	8	572

Income tax benefits (expense)	(305)	(25)	(79)	28	130	(4)	(255)

Minority interest in results of consolidated subsidiaries	(172)	(14)	(22)	25	(11)	—	(194)

Net income (loss) for the year	226	30	77	(9)	(205)	4	123

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2005
	Exploration			International
	and		Gas and	(see separate
	Production (1)	Supply (1)	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	1,874	33,229	1,932	3,647	15,642	—	—	56,324
Inter-segment net operating revenues	26,950	12,286	1,232	880	225	—	(41,573)	—

Net operating revenues	28,824	45,515	3,164	4,527	15,867	—	(41,573)	56,324

Cost of sales	(11,327)	(40,033)	(2,484)	(2,425)	(14,357)	—	40,798	(29,828)
Depreciation, depletion and amortization	(1,571)	(644)	(105)	(461)	(100)	(45)	—	(2,926)
Exploration, including exploratory dry holes	(860)	—	—	(149)	—	—	—	(1,009)
Impairment	(22)	—	—	(134)	—	—	—	(156)
Selling, general and administrative expenses	(358)	(1,195)	(612)	(424)	(914)	(1,026)	55	(4,474)
Research and development expenses	(153)	(55)	(22)	(2)	(1)	(166)	—	(399)
Other operating expenses	(45)	(130)	(475)	(123)	59	(739)	—	(1,453)

Costs and expenses	(14,336)	(42,057)	(3,698)	(3,718)	(15,313)	(1,976)	40,853	(40,245)
Equity in results of non-consolidated companies	—	10	56	68	—	5	—	139
Financial income (expenses), net (2)	—	—	—	—	—	(231)	—	(231)
Employee benefit expense	—	—	—	—	—	(994)	—	(994)
Other taxes	(20)	(32)	(23)	(51)	(68)	(179)	—	(373)
Other expenses, net	(15)	(7)	(11)	27	(15)	(7)	—	(28)

Income before income taxes, minority interest extraordinary item and accounting change	14,453	3,429	(512)	853	471	(3,382)	(720)	14,592

Income tax benefits (expense)	(4,914)	(1,163)	193	(289)	(160)	1,647	245	(4,441)

Minority interest in results of consolidated subsidiaries	(70)	(21)	(23)	(38)	—	187	—	35

Income before effect of change in accounting principle	9,469	2,245	(342)	526	311	(1,548)	(475)	10,186

Extraordinary gain net of tax	—	—	—	—	—	158	—	158

Net income for the year	9,469	2,245	(342)	526	311	(1,390)	(475)	10,344

(1)	In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

(2)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	Year ended December 31, 2005
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	920	1,079	536	1,090	22	—	3,647
Inter-segment net operating revenues	1,476	1,279	31	4	—	(1,910)	880

Net operating revenues	2,396	2,358	567	1,094	22	(1,910)	4,527

Cost of sales	(665)	(2,151)	(452)	(1,020)	(22)	1,885	(2,425)
Depreciation, depletion and amortization	(360)	(65)	(13)	(11)	(12)	—	(461)
Exploration, including exploratory dry holes	(142)	—	—	(7)			(149)
Impairment	(134)	—	—	—	—	—	(134)
Selling, general and administrative expenses	(123)	(60)	(7)	(68)	(166)	—	(424)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(144)	11	8	1	(47)	48	(123)

Costs and expenses	(1,568)	(2,265)	(464)	(1,105)	(249)	1,933	(3,718)

Equity in results of non-consolidated companies	4	18	2	—	40	4	68
Other taxes	(14)	(5)	(1)	(1)	(30)	—	(51)
Other expenses, net	(5)	(1)	—	—	33	—	27

Income before income taxes, minority interest, extraordinary item and accounting change	813	105	104	(12)	(184)	27	853

Income tax benefits (expense)	(275)	(36)	(35)	4	62	(9)	(289)

Minority interest in results of consolidated subsidiaries	15	(20)	(10)	3	(26)	—	(38)

Net income (loss) for the year	553	49	59	(5)	(148)	18	526

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	Year ended December 31, 2004
	Exploration			International
	And		Gas and	(see separate
	Production	Supply	Energy	Disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,487	20,981	1,547	3,085	10,328	—	—	38,428
Inter-segment net operating revenues	16,384	7,786	474	519	158	—	(25,321)	—

Net operating revenues	18,871	28,767	2,021	3,604	10,486	—	(25,321)	38,428

Cost of sales	(7,093)	(25,915)	(1,995)	(1,871)	(9,470)	—	25,065	(21,279)
Depreciation, depletion and amortization	(1,322)	(548)	(100)	(423)	(59)	(29)	—	(2,481)
Exploration, including exploratory dry holes	(419)	—	—	(194)	—	—	—	(613)
Impairment	(51)	—	(14)	—	—	—	—	(65)
Selling, general and administrative expenses	(235)	(960)	(178)	(334)	(567)	(627)	—	(2,901)
Research and development expenses	(109)	(53)	(9)	(2)	(2)	(73)	—	(248)
Other operating expenses	29	(57)	(188)	(48)	(78)	(138)	—	(480)

Costs and expenses	(9,200)	(27,533)	(2,484)	(2,872)	(10,176)	(867)	25,065	(28,067)

Equity in results of non-consolidated companies	—	12	68	92	—	—	—	172
Financial income (expenses), net (1)		—	—	—	—	(327)	—	(327)
Employee benefit expense	—	—	—	—	—	(650)	—	(650)
Other taxes	(12)	(25)	(30)	(47)	(54)	(272)	—	(440)
Other expenses, net	(117)	24	(8)	(10)	(2)	(68)	—	(181)

Income before income taxes, minority interest, extraordinary item and accounting change	9,542	1,245	(433)	767	254	(2,184)	(256)	8,935

Income tax benefits (expense)	(3,244)	(419)	170	(51)	(86)	1,312	87	(2,231)

Minority interest in results of consolidated subsidiaries	(349)	(1)	(84)	(148)	—	68	—	(514)

Net income (loss) for the year	5,949	825	(347)	568	168	(804)	(169)	6,190

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

	Year ended December 31, 2004
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	713	1,084	405	865	18	—	3,085
Inter-segment net operating revenues	1,087	1,076	26	15	—	(1,685)	519

Net operating revenues	1,800	2,160	431	880	18	(1,685)	3,604

Cost of sales	(461)	(1,797)	(337)	(940)	(17)	1,681	(1,871)
Depreciation, depletion and amortization	(326)	(63)	(13)	(10)	(11)		(423)
Exploration, including exploratory dry holes and impairment	(194)	—	—	—	—	—	(194)
Selling, general and administrative expenses	(111)	(53)	(11)	(60)	(99)	—	(334)
Research and development expenses	—	—	—	—	(2)	—	(2)
Other operating expenses	(75)	9	12	(2)	8	—	(48)

Costs and expenses	(1,167)	(1,904)	(349)	(1,012)	(121)	1,681	(2,872)

Equity in results of non-consolidated companies	8	21	7	—	56	—	92
Other taxes	(16)	(7)	—	(7)	(17)	—	(47)
Other expenses, net	14	—	—	—	(24)	—	(10)

Income before income taxes, minority interest, extraordinary item and accounting change	639	270	89	(139)	(88)	(4)	767

Income tax benefits (expense)	(140)	(60)	(20)	31	137	1	(51)

Minority interest in results of consolidated subsidiaries	5	(4)	(2)	(4)	(143)	—	(148)

Net income (loss) for the year	504	206	67	(112)	(94)	(3)	568

(1)	In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
23.	Segment Information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year ended December 31,
	2006	2005	2004
Exploration and Production	7,329	6,127	4,574
Supply	1,936	1,749	1,367
Gas and Energy	1,664	694	782
International
Exploration and Production	2,304	1,067	666
Supply	202	79	43
Distribution	77	16	12
Gas and Energy	54	13	6
Distribution	351	207	47
Corporate	726	413	221

	14,643	10,365	7,718

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2006	2005	2004
Brazil	70,733	57,669	40,905
International	23,160	16,396	11,049

	93,893	74,065	51,954

The total amounts sold of products and services to the two major customers in 2006 were US$7,978 and US$5,689 (US$6,258 and US$4,594 in 2005; and US$4,269 and US$3,108 in 2004).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Related Party Transactions
The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.
Transactions with major related parties resulted in the following balances:

	As of December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities
PETROS (pension fund)	479	71	362	15
Banco do Brasil S.A.	5,014	517	5,944	56
BNDES (Note 12 (b))	—	1,491	—	589
BNDES (Project financing)	—	1,823	—	1,336
Federal Government	—	1,190	—	966
Restricted deposits for legal Proceedings	676	—	637	—
Government securities	67	—	269	—
Petroleum and Alcohol account — receivable from Federal Government (Note 11)	368	—	329	—
Others	786	149	1,926	776

	7,390	5,241	9,467	3,738

Current	5,382	2,957	7,458	2,400

Long-term	2,008	2,284	2,009	1,338

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Related Party Transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities
Assets
Current
Cash and cash equivalents	4,497	—	5,908	—
Accounts receivable (Note 6)	653	—	308	—
Other current assets	232	—	1,242	—

Other
Accounts receivable (Note 6)	—	—	32	—
Government securities	67	—	269	—
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	368	—	329	—
Restricted deposits for legal proceedings	676	—	637	—
Pension fund	479	—	362	—
Other assets	418	—	380	—

Liabilities
Current
Current portion of long-term debt	—	148	—	70
Current liabilities	—	68	—	723
Dividends and interest on capital payable to Federal Government	—	1,743	—	966
Current portion of project financings	—	998	—	640

Long-term
Long-term debt	—	1,342	—	545
Project financings	—	825	—	696
Other liabilities	—	117	—	98

	7,390	5,241	9,467	3,738

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
24.	Related Party Transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2006		2005		2004
	Income	Expense	Income	Expense	Income	Expense
Sales of products and services
BRASKEM S.A.	1,788	—	1,488	—	1,049	—
COPESUL S.A.	1,132	—	373	—	501	—
Manaus Energia S.A.	—	—	—		—	—
Petroquímica União S.A.	588	—	885	—	828	(15)
Others	315	—	954	—	582	—

Financial income	—	—	—	—	—	—
Petroleum and Alcohol account receivable from Federal Government (Note 11)	7	—	9	—	4	—
Government securities	—	—	—	—	3	—
Others	71	—	47	—	(113)	—
Financial expenses	—	8	—	11	—	13
Other expenses, net	—	(2)	—	(262)	2	—

	3,905	6	3,756	(251)	2,856	(2)

25.	Accounting for Suspended Exploratory Wells
The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1) “Accounting for Suspended Wells Costs” effective from January 1, 2005. There was no material impact at adoption.

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

As of December 31, 2006, the total amount of unproved oil and gas properties was US$2,054, and of that amount US$321 (US$195 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of (1) extended exploratory activities associated with offshore production and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Accounting for Suspended Exploratory Wells (Continued)

and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2006 and 2005:

Unproved oil and gas properties (*)
	Year ended December,31
	2006	2005
Beginning balance at January 1	2,061	1,684
Additions to capitalized costs pending determination of proved reserves	2,186	1,247
Capitalized exploratory costs charged to expense	(493)	(597)
Sales of reserves	(199)	—
Transfers to property, plant and equipment based on the determination of the proved reserves	(1,614)	(423)
Cumulative translation adjustment	113	150

Ending balance at December 31,	2,054	2,061

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs
	Year ended December 31,
	2006	2005
Capitalized exploratory well costs that have been capitalized for a period of one year or less	1,733	1,155
Capitalized exploratory well costs that have been capitalized for a period greater than one year	321	906

Ending balance	2,054	2,061

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	50	42

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
25.	Accounting for Suspended Exploratory Wells (Continued)

Of the US$321 for 50 projects that include wells suspended for more than one year since the completion of drilling, approximately US$103 are related to wells in areas for which drilling was under way or firmly planed for the near future and that we have submitted an “Evaluation Plan” to the ANP for approval and approximately US$54 incurred in costs for activities necessary to assess the reserves and their potential development.

The US321 of suspended well cost capitalized for a period greater than one year as of December 31, 2006 represents 66 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

	Million of	Number of
	dollars	wells
2005	160	43
2004	120	11
2003	31	3
2002	—	—
2001	10	9

	321	66

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events
(a)	Global Notes

On January 4, 2007, PIFCo, a wholly owned subsidiary of Petrobras, announced an offer for the exchange of securities (Exchange Offering) totaling up US$500 (face value) for the five series of notes.

The objective of the Exchange was offer to the investors the opportunity to substitute the five old notes listed below, with PIFCo’s new benchmark issued on October 06, 2006, with a coupon of 6.125% per annum and maturity in 2016.

The settlement of the Exchange Offering occurred on February 7, 2007 and as a result, PIFCo received and accepted a tender amount of US$399 (face value of the Notes). All the notes received were cancelled in the same day and as a consequence, PIFCo issued US$399 of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi-annually. The new Notes constitute a single, fungible series with the US$500 Global Notes due 2016 and issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PIFCo also paid to the investors a cash amount equivalent to US$56 as a result of the Exchange. The table below presents the result of the Exchange.

			US$ Million
			Principal after	Accepted for
Old notes	Interest rate	Maturity	Settlement	Exchange
Global Step-Up Notes	12.375%	2008	127	8
Senior Notes	9.875%	2008	224	14
Senior Notes	9.750%	2011	236	51
Global Notes	9.125%	2013	374	124
Global Notes	7.750%	2014	398	202

			1,359	399

			US$ Million
			Principal after	Total
New notes	Interest rate	Maturity	Exchange	Reopened
Global Notes	6.125%	2016	899	399

			899	399

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events (Continued)
(b)	Leasing of the Araucária Gas Thermoelectric Power Station

Petrobras announced on January 3, 2007 that it had executed two service provision and leasing contracts with UEG Araucária and COPEL. The first contract refers to the leasing of the Araucária Gas Thermoelectric Power Station executed by Petrobras and UEG, in force until December 31, 2007 which may be extended for a period of up to 12 months. The second contract involves the provision of maintenance and operating services regarding the UEG Araucária, executed by Petrobras and COPEL Geração, in force until December 31, 2008 or the end of the leasing agreement, whichever occurs first.

Under the two contracts, a fixed monthly payment will be due of US$8.89 per MWh multiplied by the reference voltage (428,35 MW) plus a variable monthly payment of US$15.54 per MWh, on the effective energy generated. These proceeds are used to cover all costs and taxes incurred by UEG.

Executing these contracts will enable better allocation of the gas produced to meet the fundamental commitments referring to the energy sold by the Company.

(c)	Repactuation of PETROS Plan

During 2006 Petrobras presented to employee participants and retirees a proposal to bring equilibrium to the actual PETROS Plan. On February 28, 2007 the target for the minimum accession number to the renegotiation set at 2/3 (two-thirds) of the members and was met (see Note 16 (b)).

The renegotiation process consists of changing the plan’s regulation, particularly the articles related to how the benefits are readjusted, disentailing the readjustment of the benefits paid to retirees and pensioners from wage increases granted to active employees and INSS retirees. Petros Plan benefits, disentailed from the active employees wage and INSS retirement and pension plan readjustments, will be adjusted based on the IPCA (cost of living index).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events (Continued)
(c)	Repactuation of PETROS Plan (Continued)

The financial incentive to be granted to the participants, whether employees or retirees, as negotiated by the labor union representatives as a counterpart for the Plan’s repactuation, amounted to US$425 and was paid on March 2007.

The proposal’s approval also opens the way to reach agreements with Labor Union Representations in order to liquidate and extinguish legal suits, particularly the Public Civil Suit regarding Petrobras System’s complementary retirement issues. The demands that refer to the items to be removed from the lawsuits will be attended to through the calculation of their actuarial value and paid for by Petrobras, in 20 years, respecting the Plan’s liquidity conditions.

(d)	Ipiranga Group Acquisition

On March 19, 2007, Ultrapar Participações S.A. (“Ultrapar”) has celebrated, with the acknowledgement of Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A.(“Braskem”) a contract with the controlling shareholders of Refinaria de Petróleo Ipiranga S.A, Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga for the acquisition of their total interest in those companies, including petrochemical and distribution assets.

After the completion of the acquisition, the businesses of the Ipiranga Group will be managed by Ultrapar, Petrobras and Braskem. Ultrapar will hold 100% interest of the oil products and lubricant distribution businesses located in the South and Southeast regions of Brazil, Petrobras will hold 100% interest of the oil products and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil. Petrobras and Braskem will hold the petrochemical assets in the proportion of 40% and 60% respectively. The assets related to refining operations will be equally shared between Petrobras, Ultrapar and Braskem.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
26.	Subsequent Events (Continued)
(d)	Ipiranga Group Acquisition (Continued)

The conclusion of operation is estimated to occur during the fourth quarter of 2007. The transaction will occur in some fases including acquisitions and incorporation of shares, delisting of public companies in Brazilian Stock Exchange and segregation of the distribution and petrochemical assets.

The total value estimated for the operation is US$4.0 billion and Petrobras will pay approximately US$1.3 billion for its interest. The transaction will be presented for appreciation of the Brazilian Anti-trust Authorities (CADE — Administrative Board for Economic Defense), the Secretary for Economic Rights and the Secretary for Economic Monitoring.

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
The Petroleum Law established a new regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.
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
Expressed in Millions of United States Dollars
(except when specifically indicated)
(i)	Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2006
	Brazil	International	Worldwide
Unproved oil and gas properties	683	1,371	2,054
Proved oil and gas properties	23,967	4,240	28,207
Support equipment	13,851	454	14,305

Gross capitalized costs	38,501	6,065	44,566
Depreciation and depletion	(14,979)	(1,902)	(16,881)

	23,522	4,163	27,685
Construction and installations in progress	10,457	273	10,730

	33,979	4,436	38,415

Proportional interest of net capitalized costs of equity companies	—	224	224

Net capitalized costs	33,979	4,660	38,639

	As of December 31, 2005
	Brazil	International	Worldwide
Unproved oil and gas properties	1,340	721	2,061
Proved oil and gas properties	18,734	4,374	23,108
Support equipment	10,755	1,034	11,789

Gross capitalized costs	30,829	6,129	36,958
Depreciation and depletion	(14,378)	(2,463)	(16,841)

	16,451	3,666	20,117

Construction and installations in progress	9,418	135	9,553

Net capitalized costs	25,869	3,801	29,670

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2006
	Brazil	International	Worldwide
Property acquisitions
Proved	—	86	86
Unproved	38	630	668
Exploration costs	1,752	430	2,182
Development costs	6,022	817	6,839

	7,812	1,963	9,775

Proportional interest of costs incurred of equity companies	—	24	24

	7,812	1,987	9,799

	Year ended December 31, 2005
	Brazil	International	Worldwide
Property acquisitions Unproved	220	126	346
Exploration costs	1,741	420	2,161
Development costs	4,687	647	5,334

	6,648	1,193	7,841

	Year ended December 31, 2004
	Brazil	International	Worldwide
Property acquisitions Unproved	156	17	173
Exploration costs	1,003	250	1,253
Development costs	3,591	404	3,995

	4,750	671	5,421

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2006, 2005 and 2004 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company after January 1, 2002, when full price deregulation began. Gas prices used are contracted prices to third parties.

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

	Year ended December 31, 2006
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	3,351	684	4,035
Intersegment (1)	31,171	1,830	33,001

	34,522	2,514	37,036
Production costs (2)	(11,761)	(949)	(12,710)
Exploration expenses	(501)	(434)	(935)
Depreciation, depletion, amortization	(2,166)	(309)	(2,475)
Impairment of oil and gas properties	(20)	(1)	(21)
Other operating expenses	(22)	(3)	(25)

Results before income taxes	20,052	818	20,870
Income tax expense	(6,818)	(279)	(7,097)

	13,234	539	13,773

Proportional interest in results of producing activities of equity companies	—	20	20

Results of operations (excluding corporate overhead and interest cost)	13,234	559	13,793

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2005
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	1,874	920	2,794
Intersegment (1)	25,997	1,476	27,473

	27,871	2,396	30,267
Production costs (2)	(10,342)	(665)	(11,007)
Exploration expenses	(871)	(142)	(1,013)
Depreciation, depletion, amortization	(1,571)	(360)	(1,931)
Impairment of oil and gas properties	(11)	(134)	(145)
Other operating expenses	(29)	—	(29)

Results before income taxes	15,047	1,095	16,142
Income tax expense	(5,116)	(372)	(5,488)

Results of operations (excluding corporate overhead and interest cost)	9,931	723	10,654

	Year ended December 31, 2004
	Brazil	International	Worldwide
Net operating revenues:
Sales to third parties	2,308	713	3,021
Intersegment (1)	16,001	1,087	17,088

	18,309	1,800	20,109
Production costs (2)	(6,771)	(461)	(7,232)
Exploration expenses	(418)	(195)	(613)
Depreciation, depletion, amortization	(1,322)	(327)	(1,649)
Impairment of oil and gas properties	(51)	—	(51)
Other operating expenses	(41)	(64)	(105)

Results before income taxes	9,706	753	10,459
Income tax expense	(3,396)	(278)	(3,674)

Results of operations (excluding corporate overhead and interest cost)	6,310	475	6,785

(1)	Does not consider US$1,216 (US$953 for 2005) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras ‘ net operating revenues of US$35,738 (US$28,824 for 2005) for the segment of E&P Brazil (Note 23).

(2)	Does not consider US$1,873 (US$985 for 2005) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$13,634 (US$11,327 for 2005) for the segment of E&P Brazil (Note 23).

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2006, 2005 and 2004 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)
	Brazil	International	Worldwide	Brazil	International	Worldwide
Worldwide net proved developed and undeveloped reserves

Reserves at December 31, 2003	9,051.4	720.7 (1)	9,772.1	8,111.4	3,090.9 (1)	11,202.3

Revisions of previous estimates	(414.9)	(18.8)	(433.7)	(262.1)	276,4	14.3
Improved recovery	50.2	13.2	63,4	13.2	26.8	40.0
Extensions and discoveries	1,079.1	47.4	1,126.5	569.4	89.7	659.1
Purchase of reserves in place — PEPSA	—	0.6	0.6	—	18.5	18.5
Production for the year	(522.4)	(61.1)	(583.5)	(477.6)	(209.5)	(687.1)

Reserves at December 31, 2004	9,243.4	702.0 (1)	9,945.4	7,954.3	3,292.8 (1)	11,247.1
Revisions of previous estimates	123.0	0.5	123.5	842.4	(32.6)	809.8
Improved recovery	1.1	(9.4)	(8.3)	6.9	0.2	7.1
Extensions and discoveries	250.9	47.8	298.7	990.0	38.6	1,028.6
Production for the year	(584.5)	(58.8)	(643.3)	(529.8)	(210.9)	(740.7)

Reserves at December 31, 2005	9,033.9	682.1 (1)	9,716.0	9,263.8	3,088.1 (1)	12,351.9
Interest loss in Venezuela	—	(240.5)	(240.5)	—	(171.2)	(171.2)
Revisions of previous estimates	463.4	(15.3)	448.1	322.1	(459.2)	(137.1)
Improved recovery	6.9	6.7	13.6	7.6	9.9	17.5
Acquisition of reserves	0.9	8.9	9.8	45.7	16.0	61.7
Sale of reserves	—	(4.5)	(4.5)	—	—	—
Extensions and discoveries	112.8	21.4	134.2	320.6	65.2	385.8
Production for the year	(616.0)	(42.6)	(658.6)	(532.9)	(209.8)	(742.7)

Reserves at December 31, 2006	9,001.9	416.2 (1)	9,418.1	9,426.9	2,339.0 (1)	11,765.9

Proportional interest in net proved developed and undeveloped reserves of equity companies		65.7	65.7		77.3	77.3

Net proved Developed Reserves
At January 1, 2003	3,912.9	94.7	4,007.6	3,892.5	2,043.9	5,936.4
At December 31, 2003	3,629.5	404.1	4,033.6	4,398.1	2,548.4	6,946.5
At December 31, 2004	4,129.8	383.1	4,512.9	4,427.6	2,495.2	6,922.8
At December 31, 2005	4.071.7	365.9	4,437.6	4,088.8	2,333.7	6,422.5
At December 31, 2006	3,987.7	232.9	4,220.6	4,115.4	1,758.0	5,873.4
Proportional interest in proved reserves of equity companies		36.7	36.7		43.1	43.1

(1)	Includes reserves of 134.0 million barrels of oil and 504.8 billions of cubic feet of gas in 2006 (222.8 million barrels of oil and 550.6 billions of cubic feet of gas in 2005; and 228.6 million barrels of oil and 445.6 billions of cubic feet of gas in 2004) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(iv)	Reserve quantities information (Continued)

The decrease in reserves is related to revisions of previous estimates due to Bolivia and Venezuela new nationalization measures during 2006. The new regulation in Venezuela reduced our reserves as PDVSA became the main controller of the companies created to operate the fields with private companies. In Bolivia, due to new government regulations, occurred a decrease in the reserves. In Nigeria, the consortium in charge of Akpo field was constituted by Total, Petrobras and a Nigerian private company called SAPETRO. The agreement underwritten by these companies established that TOTAL and Petrobras carried the investment cost of the third part and it would be compensated in the future with SAPETRO’s production/reserves.

Along 2006, SAPETRO sold its participation to a Chinese oil company and, as part of this agreement, Petrobras and TOTAL were reimbursed for their past carrying investments

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

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

The information provided does not represent management’s estimate of Petrobras’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities involves uncertainty and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations.

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

	Brazil	International	Worldwide
At December 31, 2006
Future cash inflows	477,051	24,691	501,742
Future production costs	(175,483)	(5,726)	(181,209)
Future development costs	(30,185)	(2,679)	(32,864)
Future income tax expenses	(93,914)	(7,051)	(100,965)

Undiscounted future net cash flows	177,469	9,235	186,704

10 percent midyear annual discount for timing of estimated cash flows	(83,582)	(3,566)	(87,148)

Standardized measure of discounted future net cash flows	93,887	5,669	99,556

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of equity companies	—	472	472

At December 31, 2005
Future cash inflows	496,355	36,014	532,369
Future production costs	(170,638)	(7,339)	(177,977)
Future development costs	(25,934)	(2,946)	(28,880)
Future income tax expenses	(103,726)	(10,929)	(114,655)

Undiscounted future net cash flows	196,057	14,800	210,857
10 percent midyear annual discount for timing of estimated cash flows	(95,580)	(5,962)	(101,542)
Company’s share by unconsolidated affiliates	—	61	61
Standardized measure of discounted future net cash flows	100,477	8,899 *	109,376

At December 31, 2004
Future cash inflows	366,045	24,222	390,267
Future production costs	(131,090)	(4,003)	(135,093)
Future development costs	(19,315)	(2,224)	(21,539)
Future income tax expenses	(74,758)	(5,889)	(80,647)

Undiscounted future net cash flows	140,882	12,106	152,988
10 percent midyear annual discount for timing of estimated cash flows	(69,397)	(5,423)	(74,820)
Company’s share by unconsolidated affiliates	—	121	121

Standardized measure of discounted future net cash flows	71,485	6,804 *	78,289

(*)	Includes US$1,338 in 2006 (US$2,379 in 2005 and U.S.$1,774 in 2004) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
AND SUBSIDIARIES
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Balance at January 1	100,477	71,485	35,522	8,899	6,804	5,297	109,376	78,289	40,819

Sales and transfers of oil and gas, net of production costs	(22,761)	(17,529)	(11,538)	(1,505)	(1,731)	(1,339)	(24,266)	(19,260)	(12,877)
Development costs incurred	6,022	4,686	3,591	817	647	404	6,839	5,333	3,995
Purchases of reserves	—	—	—	101	—	73	101	—	73
Sales of reserves	—	—	—	(105)	—	—	(105)	—	—
Extensions, discoveries and improved less related costs	2,509	6,599	12,881	494	554	1,015	3,003	7,153	13,896
Interest loss in Venezuela	—	—	—	(1,305)	—	—	(1,305)	—	—
Revisions of previous quantity estimates	10,373	4,156	(4,892)	(1,825)	92	(58)	8,548	4,248	(4,950)
Net changes in prices and production costs	(12,698)	48,525	51,115	(976)	4,981	2,042	(13,674)	53,506	53,157
Changes in future development costs	(5,274)	(9,405)	(292)	(749)	(658)	(504)	(6,023)	(10,063)	(796)
Accretion of discount	10,048	7,148	3,552	1,006	994	739	11,054	8,142	4,291
Net change in income taxes	5,191	(15,188)	(18,454)	817	(2,784)	(865)	6,008	(17,972)	(19,319)

Balance at December 31	93,887	100,477	71,485	5,669	8,899	6,804	99,556	109,376	78,289

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of equity companies				472			472

PETROBRAS INTERNATIONAL
FINANCE COMPANY (A wholly-owned
subsidiary of PETRÓLEO BRASILEIRO
S.A. — PETROBRAS)
Consolidated financial statements
Years ended December 31, 2006, 2005 and 2004
together with Report of Independent Registered
Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Executive Board and Stockholder of
Petrobras International Finance Company
Rio de Janeiro, Brazil
We have audited the accompanying consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) as of December 31, 2006, and the related consolidated statements of operations, stockholder’s deficit, and cash flows for the year then ended. We also have audited management’s assessment, included in the accompanying Management’s Report on the Internal Control over Financial Reporting, that Petrobras International Finance Company (and subsidiaries) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras International Finance Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management’s assessment that Petrobras International Finance Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Petrobras International Finance Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Contro-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
April 2, 2007
KPMG Auditores Independentes

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005
(In thousands of US dollars)

	2006	2005
Assets

Current assets
Cash and cash equivalents	510,812	230,745
Marketable securities	645,278	82,923
Trade accounts receivable
Related parties	10,658,905	8,681,075
Other	835,437	212,703
Notes receivable — related parties	6,114,651	3,329,336
Inventories	262,720	195,935
Export prepayments — related parties	67,785	414,505
Restricted deposits for guarantees and other	145,732	94,700

	19,241,320	13,241,922

Property and equipment	700	384

Other assets
Marketable securities	1,151,588	2,165,718
Notes receivable — related parties	239,709	579,960
Export prepayment — related parties	464,380	529,420
Restricted deposits for guarantees and prepaid expenses	223,618	231,544

	2,079,295	3,506,642

Total assets	21,321,315	16,748,948

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005
(In thousands of US dollars, except for number of shares and per share amounts)

	2006	2005
Liabilities and stockholder’s (deficit)/equity

Current liabilities
Trade accounts payable
Related parties	1,142,848	950,732
Other	1,121,986	616,076
Notes payable — related parties	5,386,759	4,346,139
Short-term financing	148,447	339,503
Current portion of long-term debt	1,057,438	551,628
Accrued interest	97,865	107,710
Unearned income — related parties	248,688	176,481
Other current liabilities	60,199	10,169

	9,264,230	7,098,438

Long-term liabilities
Long-term debt	4,640,134	5,908,416
Notes payable — related parties	7,441,701	3,734,112

	12,081,835	9,642,528

Stockholder’s (deficit)/equity
Shares authorized and issued
Common stock — 2006 — 300,050,000 shares and 2005 - 50,000 shares par value US$1	300,050	50
Additional paid in capital	53,926	173,926
Accumulated deficit	(376,519)	(165,994)
Other comprehensive income
Loss on cash flow hedge	(2,207)	—

	(24,750)	7,982

Total liabilities and stockholder’s (deficit)/equity	21,321,315	16,748,948

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,
	2006	2005	2004
Sales of crude oil, oil products and services
Related parties	14,236,511	13,974,381	10,118,356
Other	7,833,263	3,161,764	2,237,216

	22,069,774	17,136,145	12,355,572

Operating expenses:
Cost of sales
Related parties	(8,121,994)	(7,780,293)	(4,391,285)
Other	(13,778,560)	(9,203,008)	(7,844,699)
Selling, general and administrative expenses
Related parties	(189,667)	(158,075)	(98,700)
Other	(17,678)	(7,647)	(1,129)

	(22,107,899)	(17,149,023)	(12,335,813)

Operating income (loss)	(38,125)	(12,878)	19,759

Financial income
Related parties	999,204	765,507	568,566
Other	285,994	218,479	110,233

	1,285,198	983,986	678,799

Financial expense
Related parties	(722,434)	(409,822)	(169,039)
Other	(735,332)	(589,088)	(592,207)

	(1,457,766)	(998,910)	(761,246)

Other income, net
Related parties	—	—	(525)
Other	168	46	4,110

	168	46	3,585

Loss for the year	(210,525)	(27,756)	(59,103)

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S (DEFICIT)/EQUITY
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,
	2006	2005	2004
Common stock
Balance at January 1	50	50	50
Capital increase	300,000	—	—

Balance at end of year	300,050	50	50

Additional paid in capital
Balance at January 1	173,926	173,926	173,926
Transfer to capital	(120,000)	—	—

Balance at end of year	53,926	173,926	173,926

Accumulated deficit
Balance at January 1	(165,994)	(138,238)	(79,135)
Loss for the year	(210,525)	(27,756)	(59,103)

Balance at end of year	(376,519)	(165,994)	(138,238)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	—	—	—
Change in the year	(2,207)	—	—

Balance at end of year	(2,207)	—	—

Total stockholder’s (deficit)/equity	(24,750)	7,982	35,738

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities
Loss for the year	(210,525)	(27,756)	(59,103)
Adjustments to reconcile net (loss) to net cash used in operations
Depreciation, amortization of prepaid expenses and debt amortization	20,725	10,150	5,198
Decrease (increase) in assets
Trade accounts receivable
Related parties	(1,977,830)	(893,006)	(2,723,597)
Other	(622,734)	(59,079)	(44,209)
Export prepayments — related parties	411,760	470,754	64,652
Other assets	(242,283)	(221,863)	(232,637)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	192,116	388,593	291,189
Other	505,910	48,999	218,048
Other liabilities	(44,551)	277,318	158,501

Net cash used in operating activities	(1,967,412)	(5,890)	(2,321,958)

Cash flows from investing activities
Marketable securities, net	451,775	(383,826)	(1,248,984)
Issuance of notes receivable — related parties	(8,858,270)	(5,114,060)	(2,042,177)
Collection of principal on notes receivable — related parties	6,515,911	3,226,935	1,885,407
Property and equipment	(460)	(19)	(488)

Net cash used in investing activities	(1,891,044)	(2,270,970)	(1,406,242)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(191,056)	(116,654)	(396,233)
Proceeds from issuance of long-term debt	982,280	695,000	1,106,887
Principal payments of long-term debt	(1,731,726)	(602,410)	(465,208)
Proceeds from short-term loans — related parties	15,695,993	8,757,712	6,618,032
Principal payments of short-term loans — related parties	(17,964,891)	(7,333,327)	(6,245,614)
Proceeds from long-term loans — related parties	7,347,923	—	3,553,452

Net cash provided by financing activities	4,138,523	1,400,321	4,171,316

Increase (decrease) in cash and cash equivalents	280,067	(876,539)	443,116
Cash and cash equivalents at beginning of year	230,745	1,107,284	664,168

Cash and cash equivalents at end of year	510,812	230,745	1,107,284

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,
	2006	2005	2004
Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	1,371,169	727,739	583,769
Income taxes	113	120	157

Non-cash investing and financing transactions
Increase of capital through conversion of loan payable	180,000
Cancellation of Senior Exchangeable Notes issued in exchange for PETROBRAS loans (Note 8)			8,476
See the accompanying notes to the financial statements.

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

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell them at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from PETROBRAS and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also purchased bunker fuel from PETROBRAS. Certain sales were through subsidiaries of PETROBRAS.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
1.	The Company and its Operations (Continued)

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS SINGAPORE PRIVATE LIMITED (PSPL)

In April 2006, PIFCo incorporated a new wholly-owned subsidiary: PETROBRAS SINGAPORE PRIVATE LIMITED (PSPL), a company incorporated in Singapore to trade crude oil and oil products in connection with the trading activities in Asia. This company initiated its operations in July, 2006.

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

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(c)	Marketable securities

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

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company’s debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 55,192 and US$ 66,025 as of December 31, 2006 and 2005, respectively.

(g)	Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(h)	Unearned income

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

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 – Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principle commercial transactions of the Company consist of:

Imports — the company buys from suppliers outside Brazil (mainly from third-parties) and sells to PETROBRAS and its Brazilian subsidiaries.

Exports — the Company buys from PETROBRAS and sells to customers outside Brazil.

Off-shore — the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(j)	Financial instruments

All of the Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

PIFCo designates at inception whether the derivative contact will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

For SFAS 133 hedges, PIFCo formally documents at inception all relationships; identifying the hedging instrument and hedged item, as well as its risk management objectives and strategies for undertaking the hedge. The Company assesses at the hedge’s inception and for each reporting date thereafter whether the derivative used in the hedging transaction is expected to be and has been highly effective.

As of December 31, 2006, PIFCo has designated one hedging relationship for accounting purposes as a cash flow hedge in order to manage foreign currency exchange rate risk. Changes in the fair value of the derivative hedging instrument are recorded in Accumulated OCI. Any hedge ineffectiveness, as well as the excluded component of the derivative from the effectiveness assessments, are recorded directly in earnings (note 8(iv)).

PIFCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
2.	Basis of Financial Statement Presentation (Continued)
(k)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda, Singapore and the Cayman Islands in 2006 and the United Kingdom, Bermuda and the Cayman Islands in 2005 and 2004). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations and no significant operations in the United Kingdom or Singapore.
3.	Cash and Cash Equivalents

	2006	2005
Cash and banks	461	6,242
Time deposits and short-term investment	510,351	224,503

	510,812	230,745

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
4.	Marketable Securities

			Interest	Total
	Security	Maturity	rate	2006(*)	2005(*)
Available for Sale (***)	CLEP (**)	2014	8%	975,840	1,888,498
Available for Sale (***)	MARLIM (**)	2008	12.25%	295,588	277,220
Available for Sale (***)	GASENE (**)	2007	5.67%	212,184	—
Held to Maturity	PDET (**)	2007	5.74%	207,721	—
Held to Maturity	MEXILHÃO (**)	2007	5.68%	87,589	—
Trading	Various third parties			17,944	57,734
Available for Sale (***)	Various third parties			—	25,189

				1,796,866	2,248,641
Less: Current balances				(645,278)	(82,923)

				1,151,588	2,165,718

(*)	The balances include interest and principal.

(**)	Securities held by the fund respective to the consolidated special purposes companies, established to support PETROBRAS infrastructure projects, are not US exchange traded securities.

(***)	Changes in fair value related to the securities classified as available for sale in accordance with FAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.
Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PIFCo, which holds certain PIFCo and PETROBRAS group securities among its other investments which are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months.

At December 31, 2005, PIFCo had amounts invested in an exclusive portfolio of an investment fund that held its own debt securities in the total amount of US$ 215,638. This amount was recognized as an extinguishment of debt and offset against the balance of financing classified under current and non-current liabilities. There were no repurchased securities of PIFCo debt at December 31, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
5.	Related Parties

		PETROBRAS	DOWNSTREAM	BRASPETRO
	PETRÓLEO	INTERNATIONAL	PARTICIPAÇÕES	OIL SERVICES -		PETROBRAS
	BRASILEIRO	BRASPETRO B.V. -	S.A.	BRASOIL		NETHERLANDS B.V.
	S.A. -	PIB.B.V. and its	and its	and its		and its
	PETROBRAS	subsidiaries	subsidiaries	subsidiaries	CLEP	subsidiaries	TERMOBAHIA (iv)	MARLIM	Other	2006	2005
Current assets
Marketable securities					119,840				507,495	627,335	—
Accounts receivable, principally for sales (i)	10,246,875	160,033	251,997							10,658,905	8,681,075
Notes receivable		3,721,683		31,496		2,360,912	560			6,114,651	3,329,336
Export prepayment	67,785									67,785	414,505
Other							1,453			1,453	1,453

Other assets
Marketable securities					856,000			295,588		1,151,588	2,165,718
Notes receivable		198,935					40,774			239,709	579,960
Export prepayment	464,380									464,380	529,420

Current liabilities
Trade accounts payable	969,299	156,498	17,051							1,142,848	950,732
Notes payable	5,386,759									5,386,759	4,346,139
Unearned income	247,160		1,528							248,688	176,481

Long-term liabilities
Notes payable (ii)	7,441,701									7,441,701	3,734,112
												2004

Statement of operations
Sales of crude oil and oil products and services	9,729,919	3,022,525	1,484,067							14,236,511	13,974,381	10,118,356
Purchases (iii)	(6,044,308)	(1,871,579)	(206,107)							(8,121,994)	(7,780,293)	(4,391,285)
Selling, general and administrative expenses	(176,368)	(13,299)								(189,667)	(158,075)	(98,700)
Financial income	623,767	162,470	28,268	2,253		174,454	3,080		4,912	999,204	765,507	568,566
Financial expense	(722,434)									(722,434)	(409,822)	(169,039)
Other expense, net										—	—	(525)
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
(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days. Extended payment terms for accounts receivable from related parties were up to 270 days in 2004.

(ii)	Long-Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2021, with annual interest rates ranging from 8.3% to 8.6%.

(iii)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv)	On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PIFCo paid to Blade US$ 1,453, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$ 38,185, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. Petrobras has the intention of finding a strategic partner within one year time frame to purchase the Termobahia equity interest and related loan.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
6.	Inventories

	2006	2005
Crude oil	60,097	51,701
Oil products	202,623	144,234

	262,720	195,935

7.	Restricted Deposits and Guarantees

PIFCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount of US$ 76,389 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$ 500,000 (described in Note 8) and is renewed annually. The amount classified in other assets is comprised of deposits: (i) US$ 31,585 related to issuances of senior notes in the total amount of US$ 450,000; (ii) US$ 41,051 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings (described in Note 8), and are required per the related debt agreement; and (iii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PIFCo has guaranteed the debt of Eletrobolt, a subsidiary of its parent. In accordance with the terms of this guarantee, PIFCo has deposited US$ 95,949 in an escrow account, such amount to be used to satisfy Eletrobolt debts in the event of default.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing

	Current		Long-term
	2006	2005	2006	2005

Financial institutions (i)	329,180	493,550	1,041,250	1,194,750
Senior notes (iii)	533,945	53,525	524,602	1,550,000
Global notes (iii) and (viii)	32,725	26,326	2,181,420	2,115,263
Senior exchangeable notes (vii)	333,684	3,744	—	329,940
Global step-up notes (iii)	4,165	9,000	134,622	400,000
Japanese yen bonds (iv)	1,658	—	293,860	—
Sale of right to future receivables (v)	68,393	567,377	614,380	679,420
Assets related to export prepayment to be offset against sale of right to future receivables (vi)	—	(150,000)	(150,000)	(150,000)
Repurchased securities (ii)	—	(4,681)	—	(210,957)

	1,303,750	998,841	4,640,134	5,908,416

Financing	148,447	339,503	4,640,134	5,908,416
Current portion of long-term debt	1,057,438	551,628	—	—
Accrued interest	97,865	107,710	—	—

	1,303,750	998,841	4,640,134	5,908,416

(i)	The Company’s borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 5.14% to 9.42% at December 31, 2006. The weighted average borrowing rate for short-term debt at December 31, 2006 and 2005 was 6.76% and 5.02%, respectively.

At December 31, 2006 and 2005, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

Additionally, the Company had available standby committed facilities in the amount of US$ 675,000, which are not specified as to use requirements. PIFCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
(ii)	On December 31, 2005, the Company had amounts invested in an exclusive portfolio of an investment fund that held its own debt securities in the total amount of US$ 215,638. These securities were considered to be extinguished, and thus the related amounts, together with applicable interest, which comprise the current portion at the respective date, have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of December 31, 2006 and December 31, 2005, the outstanding balance of net premiums on reissuances amounted to US$ 10,273 and US$ 18,464, respectively. PIFCo incurred in expenses in the total amount of US$ 11,738 on extinguishment of debt during 2005 and US$ 160,048 during 2006.

(iii)	On July 24, 2006, PIFCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was US$ 888,260. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215,661. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the debt repurchase offer (Tender), PIFCo incurred in expenses in the total amount of US$ 160,048.

	Interest
Securities Repurchased	Rate	Maturity	US$
Global Step-Up Notes	12.375%	2008	265,378
Senior Notes	9.875%	2008	211,754
Senior Notes	9.750%	2011	313,644
Global Notes	9.125%	2013	251,665
Global Notes	8.375%	2018	173,220

			1,215,661

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
(iv)	On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$ 297,780) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. PIFCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

In the same date, PIFCo entered into cross currency swaps under which it swaps the principal and interest payments on Yen denominated funding into U.S. dollars; and designated the hedging relationship as a qualifying cash flow hedge under SFAS 133. The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% p.a. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlyings and maturities match the terms of the funding; in which U.S. dollars are paid and Japanese Yen are received.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at December 31, 2006 had a fair value of US$ 8,754 due to the devaluation of the Japanese Yen when compared to U.S. dollar since the inception of the instrument. No amounts were recognized in earnings during the year as hedge ineffectivenesses. Accumulated other comprehensive income were reclassified at the reporting date in order to offset the foreign currency exchange gain or losses on the hedged item.

(v)	On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 330,290 related to the export prepayment program.

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of US$ 333,860. On prepayment the fixed rate Senior Trust

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
Certificates (Series A1 and B) PFL paid premium in the total amount of US$ 13,650.

On May 26, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1%.

(vi)	In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in these consolidated financial statements, and thus US$ 150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(vii)	On October 06, 2006, the Company issued Global Notes of US$ 500,000 due October, 2016. The notes bear interest at the rate of 6.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
Long-term financing – additional information

a)	Long-term debt interest rates

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal
Senior Notes
Senior Notes	May, 2001	2008	9.875%	238,246	semiannually	bullet
Senior Notes	January, 2002	2011	9.750%	286,356	semiannually	bullet

				524,602

Sale of Right to Future Receivables
Junior Trust Certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				150,000
Assets related to export prepayment to be offset against sale of right to future receivables				(150,000)

				—

Senior Trust Certificates
Serie 2003-B	May, 2003	2013	4.848%	131,520	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	332,860	quarterly	quarterly

				464,380

Japanese yen bonds	September, 2006	2016	2.150%	293,860	semiannually	bullet

				293,860

Global Step-up Notes	March, 2003	2008	12.375%	134,622	semiannually	bullet

				134,622

Global Notes
Global Notes	July, 2003	2013	9.125%	504,640	semiannually	bullet
Global Notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global Notes	September, 2004	2014	7.750%	600,000	semiannually	bullet
Global Notes	October, 2006	2016	6.125%	500,000	semiannually	bullet

				2,181,420

Financial Institutions	from 2005	up to 2017	from 6.46% to 9.42%	1,041,250	various	various

				1,041,250

				4,640,134

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
8.	Financing (Continued)
Long-term financing – additional information

b)	Long-term debt maturity date

December 31,
2006
2008	771,198
2009	217,218
2010	328,238
2011	376,664
2012	93,178
Thereafter	2,853,638

4,640,134

9.	Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

At December 31, 2006 the Company’s long-term debt was US$ 4,640,134 (US$ 5,908,416 at December 31, 2005) and had an estimated fair value of approximately US$ 5,050,000 (US$ 6,397,000 at December 31, 2005).

The Company’s long-term asset related to the export prepayment program was US$ 464,380 and US$ 529,420 at December 31, 2006 and 2005, and had fair values of US$ 466,000 and US$ 523,000, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
10.	Commitments and Contingencies
(a)	Commitments — Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 129,925 barrels of crude oil and oil products per day at market prices.

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

In relation to Platform P-47, PIFCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.
11.	Stockholder’s Equity
Capital Increase
In September 2006, PETROBRAS changed the designation of US$ 120,000 in advances for future capital and US$ 180,000 in notes receivable from PIFCo into a capital increase.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. — PETROBRAS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)
12.	Subsequent Events

On January 4, 2007, PIFCo announced an offer for the exchange of securities (Exchange Offering) totaling up to US$ 500,000 for five series of Notes.

The objective of the Exchange was offer to the investors the opportunity to substitute the five old notes listed bellow with PIFCo’s new benchmark, issued on October 6, 2006 with a 6.125% per annum coupon and maturity in 2016.

The settlement of the Exchange Offer occurred on February 7, 2007 and as result, PIFCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PIFCo issue US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there will be US$ 899,053 in outstanding bonds due 2016. PIFCo also paid to the investors a cash amount equivalent to US$ 56,056 as a result of the Exchange. The table below presents the result of the Exchange.

			US$
			Principal Outstanding	Total Amount
PIFCo Old Notes	Interest Rate	Maturity	after Exchange	Tendered
Global Step-Up Notes	12.375%	2008	126,868	7,754
Senior Notes	9.875%	2008	224,212	14,034
Senior Notes	9.750%	2011	235,350	51,006
Global Notes	9.125%	2013	374,211	124,124
Global Notes	7.750%	2014	397,865	202,135

			1,358,506	399,053

			US$
			Principal Outstanding
PIFCo New Notes	Interest Rate	Maturity	after Exchange	Total Reopened
Global Notes	6.125%	2016	899,053	399,053

			899,053	399,053

* * *