Form 20-F
period 2008-12-31
PETROBRAS INTERNATIONAL FINANCE CO; PETROBRAS - PETROLEO BRASILEIRO SA
filed 2009-05-22
CIK 1163371, 1119639

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008

Commission File Number 001-15106 Petróleo Brasileiro S.A.—PETROBRAS (Exact name of registrant as specified in its charter)	Commission File Number: 001-33121 Petrobras International Finance Company (Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—Petrobras (Translation of registrant’s name into English)

The Federative Republic of Brazil (Jurisdiction of incorporation or organization)	Cayman Island (Jurisdiction of incorporation or organization)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro – RJ Brazil (Address of principal executive offices)	Harbour Place 103 South Church Street, 4th floor P.O. Box 1034GT – BWI George Town, Grand Cayman Cayman Islands (Address of principal executive offices)

Almir Guilherme Barbassa (55 21) 3224-2040 – barbassa@petrobras.com.br Avenida República do Chile, 65 – 23rd Floor 20031-912 – Rio de Janeiro – RJ Brazil	Sérvio Túlio da Rosa Tinoco (55 21) 3224-1410 – ttinoco@petrobras.com.br Avenida República do Chile, 65 – 3rd Floor 20031-912 – Rio de Janeiro – RJ Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)	(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Petrobras Common Shares, without par value Petrobras American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing 2 Common Shares	New York Stock Exchange* New York Stock Exchange
Petrobras Preferred Shares, without par value* Petrobras American Depositary Shares (as evidenced by American Depositary Receipts), each representing 2 Preferred Shares	New York Stock Exchange* New York Stock Exchange
6.125% Global Notes due 2016, issued by PifCo 5.875% Global Notes due 2018, issued by PifCo 7.875% Global Notes due 2019, issued by PifCo	New York Stock Exchange New York Stock Exchange New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of each class:
9.750% Senior Notes due 2011, issued by PifCo
9.125% Global Notes due 2013, issued by PifCo
7.75% Global Notes due 2014, issued by PifCo
8.375% Global Notes due 2018, issued by PifCo

The number of outstanding shares of each class of stock of Petrobras and PifCo as of December 31, 2008 was:
5,073,347,344 Petrobras Common Shares, without par value
3,700,729,396 Petrobras Preferred Shares, without par value
300,050,000 PifCo Common Shares, at par value U.S.$1 per share.

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ [Petrobras]     Accelerated filer ☐     Non-accelerated filer ☑ [PifCo]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP     ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

i

ii

	Audit and Non-Audit Fees	146
	Audit Committee Approval Policies and Procedures	146
Item 16D.	Exemptions from the Listing Standards for Audit Committees	147
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	147
Item 16F.	Change in Registrant’s Certifying Accountant	147
Item 16G.	Corporate Governance	147
PART III
Item 17.	Financial Statements	149
Item 18.	Financial Statements	149
Item 19	Exhibits	150
Signatures		154
Signatures		155
Index to Audited Consolidated Financial Statements—Petrobras		156
Index to Audited Consolidated Financial Statements—PifCo		156
EX-2.48
EX-2.49
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1
EX-15.2
EX-15.3

iii

FORWARD-LOOKING STATEMENTS

Many statements made in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. We have made forward-looking statements that address, among other things, our:

•	regional marketing and expansion strategy;

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity; and

•	development of additional revenue sources.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	our ability to obtain financing;

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	global economic conditions and the current global credit crisis;

•	our ability to find, acquire or gain access to additional reserves and to successfully develop our current ones;

•	uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

•	changes in, or failure to comply with, laws or regulations;

•	receipt of governmental approvals and licenses;

•	international and Brazilian political, economic and social developments; military operations, acts of terrorism or sabotage, wars or embargoes;

•	the cost and availability of adequate insurance coverage; and

•	other factors discussed below under “Risk Factors.”

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors, including those in “Risk Factors” set forth below.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this annual report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The crude oil and natural gas reserve data presented or described in this annual report are only estimates and our actual production, revenues and expenditures with respect to our reserves may materially differ from these estimates.

This is the annual report of both Petróleo Brasileiro S.A.—PETROBRAS (Petrobras) and its direct wholly owned Cayman Islands subsidiary, Petrobras International Finance Company (PifCo). PifCo’s operations, which consist principally of purchases and sales of crude oil and oil products, are described in further detail below.

Unless the context otherwise requires, the terms “Petrobras,” “we,” “us,” and “our” refer to Petróleo Brasileiro S.A.—PETROBRAS and its consolidated subsidiaries and special purpose companies, including Petrobras International Finance Company. The term “PifCo” refers to Petrobras International Finance Company and its subsidiaries.

GLOSSARY OF PETROLEUM INDUSTRY TERMS

     Unless the context indicates otherwise, the following terms have the meanings shown below:

ANP	The Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (National Petroleum, Natural Gas and Biofuels Agency), or ANP, is the federal agency that regulates the oil, natural gas and renewable fuels industry in Brazil.

Barrels	Barrels of crude oil.

BSW	Basic sediment and water, a measurement of the water and sediment content of flowing crude oil.

Catalytic cracking	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

Coker	A vessel in which bitumen is cracked into its fractions.

Condensate	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures.

Deep water	Between 300 and 1,500 meters (984 and 4,921 feet) deep.

Distillation	A process by which liquids are separated or refined by vaporization followed by condensation.

EWT	Extended well test

FPSO	Floating Production, Storage and Offloading Unit.

FPU	Floating Production Unit.

FSO	Floating Storage and Offloading Unit.

FSRU	Floating Storage and Regasification Unit, a vessel that receives liquefied natural gas and converts it into gas suitable for use or transmission by pipeline.

Heavy crude oil	Crude oil with API density less than or equal to 22°.

Intermediate crude oil	Crude oil with API density higher than 22° and less than or equal to 31°.

Light crude oil	Crude oil with API density higher than 31°.

LNG	Liquefied natural gas.

LPG	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

NGLs	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperatures and pressures.

Oil	Crude oil, including NGLs and condensates.

Pre-salt reservoir	A geological formation containing oil or natural gas deposits located beneath an evaporitic layer.

Proved reserves	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not escalations based upon future conditions.

Proved developed reserves	Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves	Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but do not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those undrilled units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it is demonstrated with certainty that there is continuity of production from the existing productive formation.

SS	Semi-submersible unit.

Ultra-deep water	Over 1,500 meters (4,921 feet) deep.

CONVERSION TABLE

1 acre	=	0.0040 km2

1 barrel	=	42 U.S. gallons	=	Approximately 0.13 t of oil

1 boe	=	1 barrel of crude oil equivalent	=	6,000 cf of natural gas

1 m3 of natural gas	=	35.315 cf	=	0.0059 boe

1 km	=	0.6214 miles

1 km2	=	247 acres

1 meter	=	3.2808 feet

1 t of crude oil	=	1,000 kilograms of crude oil	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)

ABBREVIATIONS

bbl	Barrels
bn	Billion (thousand million)
bnbbl	Billion barrels
bncf	Billion cubic feet
bnm[3]	Billion cubic meters
boe	Barrels of oil equivalent
bbl/d	Barrels per day
cf	Cubic feet
GOM	Gulf of Mexico
GW	Gigawatts
GWh	One gigawatt of power supplied or demanded for one hour
km	Kilometer
km2	Square kilometers
m3	Cubic meter
mbbl	Thousand barrels
mbbl/d	Thousand barrels per day
mboe	Thousand barrels of oil equivalent
mboe/d	Thousand barrels of oil equivalent per day
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
mm3	Thousand cubic meters
mm3/d	Thousand cubic meters per day
mmbbl	Million barrels
mmbbl/d	Million barrels per day
mmboe	Million barrels of oil equivalent
mmboe/d	Million barrels of oil equivalent per day
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
mmm[3]	Million cubic meters
mmm3/d	Million cubic meters per day
mmt/y	Million metric tons per year
MW	Megawatts
MWavg	Amount of energy (in MWh) divided by the time (in hours) in which such energy is produced or consumed
MWh	One megawatt of power supplied or demanded for one hour
P$	Argentine pesos
R$	Brazilian reais
t	Metric ton
tcf	Trillion cubic feet
U.S.$	United States dollars
/d	Per day
/y	Per year

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

Petrobras

The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements. We also publish financial statements in Brazil in reais in accordance with the accounting principles required by Law No. 6404/76, as amended, or Brazilian Corporate Law and the regulations promulgated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM), or Brazilian GAAP, which differs in significant respects from U.S. GAAP.

Certain prior year amounts for 2007, 2006, 2005 and 2004 have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

Our functional currency is the Brazilian real. As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our audited consolidated financial statements have been recalculated or translated from the real amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52, of the U.S. Financial Accounting Standards Board, FASB. U.S. dollar amounts presented in this annual report have been translated from reais at the period-end exchange rate for balance sheet items and the average exchange rate prevailing during the period for income statement and cash flow items.

Unless the context otherwise indicates:

•	historical data contained in this annual report that were not derived from the audited consolidated financial statements have been translated from reais on a similar basis;

•	forward-looking amounts, including estimated future capital expenditures, have all been based on our Petrobras 2020 Strategic Plan, which covers the period from 2008 to 2020, and on our 2009-2013 Business Plan, and have been projected on a constant basis and have been translated from reais in 2009 at an estimated average exchange rate of R$2.10 to U.S.$1.00, and future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$58 per barrel for 2009, U.S.$61 per barrel for 2010, U.S.$72 for 2011, U.S.$74 for 2012 and U.S.$68 per barrel for 2013, adjusted for our quality and location differences, unless otherwise stated; and

•	estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.

PifCo

PifCo’s functional currency is the U.S. dollar. Substantially all of PifCo’s sales are made in U.S. dollars and all of its debt is denominated in U.S. dollars. Accordingly, PifCo’s audited consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. GAAP and include PifCo’s wholly owned subsidiaries: Petrobras Europe Limited, Petrobras Finance Limited, Bear Insurance Company Limited (BEAR) and Petrobras Singapore Private Limited.

RECENT DEVELOPMENTS

Since December 31, 2008, PifCo has incurred U.S.$1,500 million of indebtedness through the issuance of notes in the international capital market and U.S.$4,000 million of indebtedness through various credit facilities. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—PifCo—Long-Term Indebtedness Incurred after December 31, 2008.”

On May 19, 2009, we concluded negotiations with China Development Bank for a bilateral loan in the amount of U.S.$10 billion. The loan will have a tenor of 10 years and the proceeds will be used to finance our 2009-2013 Business Plan and to finance the acquisition of goods and services from Chinese companies.

PRESENTATION OF INFORMATION CONCERNING RESERVES

The estimates of our proved reserves of crude oil and natural gas as of December 31, 2008, included in this annual report have been calculated according to the technical definitions required by the U.S. Securities and Exchange Commission, or the SEC. DeGolyer and MacNaughton provided estimates of most of our net domestic reserves as of December 31, 2008. All reserve estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.

We also file oil and gas reserve estimates with governmental authorities in most of the countries in which we operate. On January 15, 2009, we filed reserve estimates for Brazil with the ANP, in accordance with Brazilian rules and regulations, totaling 11.9 billion barrels of crude oil and condensate and 12.7 trillion cubic feet of natural gas. The reserve estimates we filed with the ANP and those provided herein differ by approximately 27%. This difference is due to (i) the ANP requirement that we estimate proved reserves through the technical abandonment of production wells, as opposed to limiting reserve estimates to the life of our concession contracts as required by Rule 4-10 of Regulation S-X and (ii) different technical criteria for booking proved reserves, including the use of 3-D seismic data to establish proved reserves in Brazil and the use of average oil prices as opposed to year-end prices to determine the economic producibility of reserves in Brazil.

We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers, or SPE. The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 0.497 billion barrels of crude oil and NGLs and 2,967 billion cubic feet of natural gas, which is approximately 8.24% higher than the reserve estimates calculated under Regulation S-X, as provided herein. This difference occurs because, unlike Regulation S-X, the SPE’s technical guidelines allow for the booking of our reserves in Nigeria based on certain oil recovery techniques, such as fluid injection, based on analogous fields.

In December 2008, the SEC adopted revisions to its oil and gas reporting rules in order to modernize and update the oil and gas disclosure requirements. The changes bring the reporting guidance up to date with advances made in the industry around oil and gas reserves determinations. We are studying the impact of the new SEC guidelines for reporting of our oil and gas proved reserves. The new SEC guidelines have not gone into effect and have not been used in the determination of reserves for year-end 2008.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

Petrobras

     The following tables set forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2008 has been derived from our audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2008, 2007 and 2006 and by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2005 and 2004. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

     Certain prior year amounts for 2007, 2006, 2005 and 2004 have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

BALANCE SHEET DATA—PETROBRAS

	As of December 31,
	2008	2007	2006	2005	2004
	(U.S.$ million)

Assets:
Total current assets	26,758	29,140	30,955	25,784	19,426
Property, plant and equipment, net	84,719	84,282	58,897	45,920	37,020
Investments in non-consolidated companies and other investments	3,198	5,112	3,262	1,810	1,862
Total non-current assets	11,020	11,181	5,566	5,124	4,774

Total assets	125,695	129,715	98,680	78,638	63,082

Liabilities and shareholders’ equity:
Total current liabilities	24,756	24,468	21,976	18,161	13,328
Total long-term liabilities(1)	22,340	25,588	19,929	14,983	14,226
Long-term debt(2)	16,031	12,148	10,510	11,503	12,145

Total liabilities	63,127	62,204	52,415	44,647	39,699

Minority interest	659	2,332	1,966	1,074	877

Shareholders’ equity
Shares authorized and issued:
Preferred share	15,106	8,620	7,718	4,772	4,772
Common share	21,088	12,196	10,959	6,929	6,929
Capital reserve and other comprehensive income	25,715	44,363	25,622	21,216	10,805

Total shareholders’ equity	61,909	65,179	44,299	32,917	22,506

Total liabilities and shareholders’ equity	125,695	129,715	98,680	78,638	63,082

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.

INCOME STATEMENT DATA—PETROBRAS

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(U.S.$ million, except for share and per share data)

Net operating revenues	118,257	87,735	72,347	56,324	38,428
Operating income	25,294	20,451	19,844	15,085	9,711
Net income for the year(1)	18,879	13,138	12,826	10,344	6,190
Weighted average number of shares outstanding:(2)
Common	5,073,347,344	5,073,347,344	5,073,347,344	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,700,729,396	3,699,806,288	3,698,956,056	3,698,956,056
Operating income per:(2)
Common and Preferred Shares	2.88	2.33	2.26	1.72	1.11
Common and Preferred ADS(3)	5.76	4.66	4.52	3.44	2.22
Basic and diluted earnings per:(1)(2)
Common and Preferred Shares	2.15	1.50	1.46	1.18	0.71
Common and Preferred ADS(3)	4.30	3.00	2.92	2.36	1.42
Cash dividends per:(2)(4)
Common and Preferred shares	0.47	0.35	0.42	0.34	0.21
Common and Preferred ADS(3)	0.94	0.70	0.84	0.68	0.42

(1)	Our net income represents our income from continuing operations.
(2)	We carried out a two-for-one stock split on April 25, 2008. Share and per share amounts for all periods give effect to the stock split.
(3)	We carried out a four-for-one reverse stock split in July 2007 that changed the ratio of underlying shares to American Depositary Shares from four shares for each ADS to two shares for each ADS. Per share amounts for all periods give effect to the stock split.
(4)	Represents dividends paid during the year.

PifCo

     The following tables set forth PifCo’s selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2008 have been derived from PifCo’s audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2008, 2007 and 2006, and by Ernst & Young Auditores Independentes S/S for each of the years ended December 31, 2005 and 2004. The information below should be read in conjunction with, and is qualified in its entirety by reference to, PifCo’s audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA—PifCo

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(U.S.$ million)

Assets:
Total current assets	30,383	28,002	19,241	13,242	11,057
Property and equipment, net	2	1	1	—	—
Total other assets	2,918	4,867	2,079	3,507	3,613

Total assets	33,303	32,870	21,321	16,749	14,670

Liabilities and stockholder’s equity:
Total current liabilities	28,012	27,686	9,264	7,098	4,929
Total long-term liabilities(1)	—	—	7,442	3,734	3,553
Long-term debt(2)	5,884	5,187	4,640	5,909	6,152

Total liabilities	33,896	32,873	21,346	16,741	14,634

Total stockholder’s (deficit) equity	(593)	(3)	(25)	8	36

Total liabilities and stockholder’s equity	33,303	32,870	21,321	16,749	14,670

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.

INCOME STATEMENT DATA—PifCo

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(U.S.$ million)

Net operating revenue	42,443	26,732	22,070	17,136	12,356
Operating (loss) income	(927)	127	(38)	(13)	20
Net (loss) income for the year	(772)	29	(211)	(28)	(59)

Exchange Rates

Subject to certain procedures and specific regulatory provisions, there are no limitations to the purchase and sale of foreign currency and the international transfer of reais as long as the underlying transaction is valid. Foreign currencies may only be purchased through financial institutions domiciled in Brazil and authorized to operate in the exchange market. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The real appreciated 8.1% in 2004 against the U.S. dollar and continued to appreciate 11.8% in 2005, 8.7% in 2006 and 17.2% in 2007 and 10.1% in the first half of 2008. Beginning in the second half of 2008, the real greatly depreciated against the U.S. dollar. The real depreciated 31.9% against the U.S. dollar in 2008. As of May 20, 2009, the real has appreciated to R$2.020 per U.S.$1.00, representing an appreciation of approximately 13.6% in 2009 year-to-date. The real may depreciate or appreciate substantially in the future. See “—Risk Factors—Risks Relating to Brazil.”

     The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated. The table uses the commercial selling rate prior to March 14, 2005.

	(R$/U.S.$)
	High	Low	Average(1)	Period End

Year ended December 31,
2008	2.500	1.559	1.836	2.337
2007	2.156	1.733	1.947	1.771
2006	2.371	2.059	2.175	2.138
2005	2.762	2.163	2.435	2.341
2004	3.205	2.654	2.926	2.654
Month:
December 2008	2.500	2.337	2.398	2.337
January 2009	2.380	2.189	2.313	2.316
February 2009	2.392	2.245	2.320	2.378
March 2009	2.422	2.238	2.313	2.315
April 2009	2.290	2.170	2.202	2.178
May 2009 (through May 20, 2009)	2.178	2.020	2.098	2.020

Source: Central Bank of Brazil

(1)	Annual average exchange rates represent the average of the month-end exchange rates during the relevant period. Monthly average exchange rates represent the average of the exchange rates at the close of trading on each business day during such period.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. See “—Risk Factors—Risks Relating to Brazil.”

RISK FACTORS

Risks Relating to Our Operations

Substantial or extended declines and volatility in the international prices of crude oil, oil products and natural gas may have a material adverse effect on our income

The majority of our revenue is derived primarily from sales of crude oil and oil products and, to a lesser extent, natural gas. We do not, and will not, have control over the factors affecting international prices for crude oil, oil products and natural gas. The average price of Brent crude, an international benchmark oil, was approximately U.S.$96.99 per barrel for 2008, U.S.$72.52 per barrel for 2007 and U.S.$65.14 per barrel for 2006, and the price of Brent crude was U.S.$41.76 per barrel on April 30, 2009. Changes in crude oil prices typically result in changes in prices for oil products and natural gas.

Historically, international prices for crude oil, oil products and natural gas have fluctuated widely as a result of many factors. These factors include:

•	global and regional economic and geopolitical developments in crude oil producing regions, particularly in the Middle East;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain crude oil production levels and defend prices;

•	global and regional supply and demand for crude oil, oil products and natural gas;

•	competition from other energy sources;

•	domestic and foreign government regulations; and

•	weather conditions.

Volatility and uncertainty in international prices for crude oil, oil products and natural gas may continue. Substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves. Significant decreases in the price of crude oil may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserve estimates in the future. In addition, our pricing policy in Brazil is intended to be at parity with international product prices over the long term. In general we do not adjust our prices for diesel, gasoline and LPG during periods of volatility in the international markets. As a result, material rapid or sustained increases in the international price of crude oil and oil products may result in reduced downstream margins for us, and we may not realize all the gains that our competitors realize in periods of higher international prices.

Our ability to achieve our long-term growth objectives depends on our ability to discover additional reserves and successfully develop them, and failure to do so could prevent us from achieving our long-term goals for growth in production.

Our ability to achieve our long-term growth objectives, including those defined in our 2009-2013 Business Plan, is highly dependent upon our ability to obtain new concessions through new bidding rounds and discover additional reserves, as well as to successfully develop our existing reserves. We will need to make substantial investments to achieve the growth targets set forth in our 2009-2013 Business Plan and we cannot assure you we will be able to raise the required capital.

Further, our competitive advantage in bidding rounds for new concessions in Brazil has diminished over the years as a result of the increased competition in the oil and gas sector in Brazil. In addition, our exploration activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves. The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or accidents, and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. These risks are heightened when we drill in deep and ultra-deep water. Deep and ultra-deepwater drilling represented approximately 35% of the exploratory wells we drilled in 2008.

Unless we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, and are able to raise the necessary capital to fund these activities, our proved reserves will decline as reserves are extracted. If we fail to gain access to additional reserves we may not achieve our goals for production growth for 2009 through 2013 and our results of operations and financial condition may be adversely affected.

The current global financial crisis and uncertain economic environment have led to lower oil prices that, if sustained, may reduce our cash flow and make it difficult for us to achieve our growth objectives as defined in our 2009-2013 Business Plan.

The current global financial crisis and uncertain economic environment that worsened in the second half of 2008 have led to a worldwide decrease in demand for oil products. As a result, prices for oil products have fallen and our cash flows have been reduced. If oil prices remain low, we may be required to revise our growth objectives, particularly in light of substantial decreases in the availability of credit in the capital markets. The global financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. Any of these factors may affect our results of operations, financial condition and liquidity.

We do not own any of the crude oil and natural gas reserves in Brazil.

A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income. Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil and the concessionaire owns the oil and gas it produces. We possess the exclusive right to develop our reserves pursuant to concession agreements awarded to us by the Brazilian government and we own the hydrocarbons we produce under the concession agreements, but if the Brazilian government were to restrict or prevent us from exploiting these crude oil and natural gas reserves, our ability to generate income would be adversely affected.

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

We may not have sufficient resources to support future exploration, production and development activities in our newly discovered pre-salt reservoirs.

Exploiting our oil and gas discoveries in the pre-salt reservoirs will require substantial additional amounts of capital, human resources and a broad range of offshore oil services. A primary operational challenge will be increasing our drilling rig fleet. The availability of existing rigs is limited, as is shipyard capacity to build new drilling units. We are continually forced to prioritize between development wells and exploration wells, and we may not be able to secure as many drilling rigs as we will require to meet our exploration, production and development goals with respect to our pre-salt reservoirs.

We are subject to numerous environmental and health regulations that have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.

Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which we operate. In Brazil, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations. We have experienced oil spills in the past that resulted in fines by various state and federal environmental agencies, and several civil and criminal proceedings and investigations. See Item 8. “Financial Information—Legal Proceedings.” Waste disposal and emissions regulations may also require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) routinely inspects our oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its inspections. In addition, we are subject to environmental laws that require us to incur significant costs to cover damage that a project may cause to the environment. These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.

As environmental regulations become more stringent, and as new laws and regulations relating to climate change, including carbon controls, become applicable to us, it is probable that our capital expenditures for compliance with environmental regulations and to effect improvements in our health, safety and environmental practices will increase substantially in the future. In addition, because our capital expenditures are subject to approval by the Brazilian government, increased expenditures to comply with environmental regulations could result in reductions in other strategic investments. Any substantial increase in expenditures for compliance with environmental regulations or reduction in strategic investments may have a material adverse effect on our results of operations or financial condition.

We may incur losses and spend time and money defending pending litigations and arbitrations.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. For example, on the grounds that drilling and production platforms may not be classified as sea-going vessels, the Brazilian Revenue Service asserted that overseas remittances for charter payments should be reclassified as lease payment and subject to a withholding tax of 25%. The Revenue Service has filed two tax assessments against us that in the aggregate, on December 31, 2008, amounted to R$4,372 million (approximately U.S.$1,871 million). See Item 8. “Financial Information—Legal Proceedings.”

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

Our investment in the natural gas and domestic power markets may not generate the returns we expect.

Over the past five years, we have invested, alone or with other investors, in a number of gas-fired power plants in Brazil. These gas-fired power plants provide non-base-load capacity to the grid and tend to operate at low average utilization rates. This low utilization rate has a negative effect on our ability to provide a return on these investments.

Natural gas demand is also influenced by general economic conditions and oil prices. In the first quarter of 2009, non-thermoelectric demand for natural gas in Brazil declined 22% compared to average demand in 2008, due primarily to a downturn in the industrial sector and lower international prices for crude oil and oil products, the primary alternatives to natural gas. Our natural gas prices do not immediately adjust to fluctuations in the international price of crude oil and oil products, which can make natural gas less competitive until it adjusts to lower international prices. Sustained declines in the Brazilian natural gas market may have a material adverse effect on our results of operations and financial condition.

We are also subject to fines and may lose our license to sell electricity if we are unable to fulfill our energy delivery commitments to the Agência Nacional de Energia Elétrica—ANEEL, the Brazilian energy regulator, due to gas supply constraints. There are several factors that may affect our ability to deliver gas to our gas-fired power plants including our inability to secure supply of natural gas, problems affecting our natural gas infrastructure and increasing demand in the non-thermoelectric market. See Item 4. “Information on the Company—Gas and Energy—Power—Electricity Sales” for a more detailed description of these risks.

As a result of the foregoing, our investment in the natural gas and domestic power markets has generated losses in the past and may not generate the returns we expect in the future.

Currency fluctuations could have a material adverse effect on our financial condition and results of operations, because most of our revenues are in reais and a large portion of our liabilities are in foreign currencies.

The impacts of fluctuations in exchange rates, especially the real/U.S. dollar rate, on our operations are varied and may be material. The principal market for our products is Brazil, as over the last three fiscal years over 73% of our revenues have been denominated in reais, while some of our operating expenses and capital expenditures and a substantial portion of our indebtedness are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2008 we imported U.S.$22.2 billion of crude oil and oil products, the prices of which were all denominated and paid in U.S. dollars. Conversely, a substantial share of our liquid assets are held in U.S. dollar denominated assets, or indexed to the U.S. dollar, but we do not use forwards, swaps and futures contracts to mitigate the impact of changes in currency values on our operations and financial statements because of their limited liquidity and cost.

Our recent financial statements reflect the appreciation of the real by 11.8%, 8.7% and 17.2% against the U.S. dollar in 2005, 2006 and 2007, respectively, and the depreciation of the real by 31.9% against the U.S. dollar in 2008. The weakness of the U.S. dollar against other currencies in general has also affected our results. As of May 20, 2009, the exchange rate of the real to the U.S. dollar was R$2.020 per U.S.$1.00, representing an appreciation of approximately 13.6% in 2009, year-to-date.

We are exposed to increases in prevailing market interest rates, which leaves us vulnerable to increased financing expenses.

As of December 31, 2008, approximately 66%—U.S.$17,956 million of our total indebtedness—consisted of floating rate debt. In light of cost considerations and market analysis, we decided not to enter into derivative contracts or make other arrangements to hedge against the risk of an increase in interest rates. Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition.

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

We are subject to substantial risks relating to our international operations, in particular in Latin America, West Africa and the Middle East.

We operate in a number of different countries, particularly in Latin America, West Africa and the Middle East, that can be politically, economically and socially unstable. The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:

•	the imposition of exchange or price controls;

•	the imposition of restrictions on hydrocarbon exports;

•	the fluctuation of local currencies;

•	the nationalization of oil and gas reserves, as experienced in recent years in Venezuela, Ecuador and Bolivia;

•	increases in export tax and income tax rates for crude oil and oil products, as experienced in recent years in Argentina, Venezuela, Ecuador and Bolivia; and

•	unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects, as experienced in recent years in Venezuela, Ecuador and Bolivia.

If one or more of the risks described above were to materialize we may lose part or all of our reserves in the affected country and we may not achieve our strategic objectives in these countries or in our international operations as a whole, which may result in a material adverse effect on our results of operations and financial condition.

Of the countries outside of Brazil in which we operate, Argentina is the most significant, representing 44.65% of our total international crude oil and natural gas production and 31.71% of our international proved crude oil and natural gas reserves as of December 31, 2008. The Argentine government has established export tax rates for crude oil, natural gas and oil products that have negatively affected our results of operations and financial condition. We also have significant operations in Bolivia and Venezuela that represented, respectively, 24.32% and 6.29% of our total international production in barrels of oil equivalent at December 31, 2008. Bolivia accounted for 31.02% of our international proved crude oil and natural gas reserves at December 31, 2008. On

January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources. In light of the new constitution, we may be required to write off some or all of our proved reserves in Bolivia at the end of 2009. For more information about our operations outside Brazil, see Item 4, “Information on the Company—International.”

Risks Relating to PifCo

PifCo’s operations and debt servicing capabilities are dependent on us.

PifCo’s financial position and results of operations are directly affected by our decisions. PifCo is a direct wholly owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. PifCo purchases crude oil and oil products from third parties and sells them at a premium to us on a deferred payment basis. PifCo also purchases crude oil and oil products from us and sells them outside Brazil. Accordingly, intercompany activities and transactions, and therefore PifCo’s financial position and results of operations, are affected by decisions made by us. Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties mainly outside Brazil. Commercial operations are carried out under market conditions and at market prices. PifCo’s ability to service and repay its indebtedness is consequently dependent on our own operations.

Financing for PifCo’s operations is provided by us, as well as third-party credit providers in favor of whom we provide credit support. Our support to PifCo’s debt obligations is made through guarantees and standby purchase agreements whereby we agree to repurchase from the holders of PifCo’s notes their right to receive payment from PifCo in the event PifCo defaults on its payment obligations.

Our own financial condition and results of operations, as well as our financial support of PifCo, directly affect PifCo’s operational results and debt servicing capabilities. For a more detailed description of certain risks that may have a material adverse impact on our financial condition or results of operations and therefore affect PifCo’s ability to meet its debt obligations, see “Risks Relating to Our Operations.”

PifCo depends on its ability to pass on its financing costs to us.

PifCo is principally engaged in the purchase of crude oil and oil products for sale to us, as described above. PifCo regularly incurs indebtedness related to such purchases and/or in obtaining financing from us or third-party creditors. All such indebtedness has the benefit of a guaranty, a standby purchase obligation or other support from us, and PifCo has historically passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. If for any reason we are not permitted to continue these practices, this would have a materially adverse effect on PifCo’s business and on its ability to meet its debt obligations in the long term.

Risks Relating to Our Relationship with the Brazilian Government

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

In particular, we continue to assist the Brazilian government to ensure that the supply and pricing of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition. Prior to January 2002, prices for crude oil and oil products were regulated by the Brazilian government, occasionally set below prices prevailing in the world oil markets. We cannot assure you that future governments in Brazil will not reinstate price controls.

We may not be able to obtain financing for some of our planned investments, and failure to do so could adversely affect our operating results and financial condition.

The Brazilian government maintains control over our investment budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy, and the Brazilian Congress for approval. If our approved budget reduces our proposed investments and incurrence of new debt and we cannot obtain financing that does not require Brazilian government approval, we may not be able to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields. If we are unable to make these investments, our operating results and financial condition may be adversely affected.

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

The Brazilian government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy;

•	regulatory policy for the oil and gas industry, including pricing policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

We may specifically be affected by certain initiatives to increase taxation on our upstream activities. In June 2003, the State of Rio de Janeiro enacted a new tax law that imposed a Domestic State Tax (ICMS) on our upstream activities, including on import of oil and gas exploratory equipment. The State of Rio de Janeiro has never enforced this law, and its constitutionality is being challenged in the Brazilian Supreme Court (Supremo Tribunal Federal, or STF). In the event that the state government attempts to enforce this law and the courts uphold that enforcement, we estimate that the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase approximately R$10.7 billion (U.S.$6.2 billion) per year. In addition, there have been recent initiatives in the Brazilian Congress to reform the Brazilian tax laws and there is a risk that the proposed reforms would increase taxation on our upstream activities. Due to the uncertainties related to these initiatives, we cannot quantify what our tax burden would be if the new laws or reforms were approved.

In addition, the recent discovery of large petroleum and natural gas reserves in the pre-salt geological layer of the Campos and Santos basins has prompted discussions on possible changes to the existing Oil Law. The Brazilian government has created an inter-ministerial committee to consider substantial changes in the regulation of exploration and production activities in areas of the pre-salt geological layer not subject to existing concessions. The committee has not yet made a formal recommendation to the Brazilian government, and we cannot estimate the impact that any change to the Oil Law would have on Petrobras, or when any new regulations may become effective. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Discussions on Possible Changes to the Oil Law.”

Uncertainty over whether the Brazilian government will implement these or other changes in policy or regulations that may affect any of the factors mentioned above or other factors in the future may lead to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and securities issued abroad by Brazilian companies. Such changes in policies and regulations may have a material adverse effect on our results of operations and financial condition.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities and financial condition.

Our principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation have been historically high in Brazil prior to 1995 and Brazil experienced hyperinflation in the past. As measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazil had annual rates of inflation of 3.14% in 2006, 4.46% in 2007 and 5.90% in 2008. Considering the historically high rates of inflation, Brazil may experience higher levels of inflation in the future. The lower levels of inflation experienced since 1995 may not continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation, which may adversely affect our financial condition.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs, and limit our ability to finance our operations.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our shares and ADSs, and could limit our ability to finance our operations.

The recent global financial crisis has had significant consequences worldwide, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates and inflationary pressure, among others, which have and may continue to, directly or indirectly, adversely affect our operating results, financial position and the price of securities issued by Brazilian companies.

Risks Relating to Our Equity and Debt Securities

The size, volatility, liquidity and/or regulation of the Brazilian securities markets may curb the ability of holders of ADSs to sell the common or preferred shares underlying our ADSs.

Petrobras shares are some of the most liquid in the São Paulo Stock Exchange (Bovespa), but overall, the Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the United States and other jurisdictions, and may be regulated differently from the way in which U.S. investors are accustomed. Factors that may specifically affect the Brazilian equity markets may limit the ability of holders of ADSs to sell the common or preferred shares underlying our ADSs at the price and time they desire.

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

Holders of ADSs may be unable to exercise preemptive rights with respect to the common or preferred shares underlying the ADSs.

Holders of ADSs who are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the U.S. Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, N.A., as depositary, will attempt to sell the preemptive rights, and holders of ADSs will be entitled to receive the proceeds of the sale. However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information—Memorandum and Articles of Association of Petrobras—Preemptive Rights.”

Restrictions on the movement of capital out of Brazil may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the common or preferred shares underlying the ADSs and may impact our ability to service certain debt obligations, including guarantees and standby purchase agreements we have entered into in support of PifCo’s notes.

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

The Brazilian government imposed remittance restrictions for approximately six months in 1990. The Brazilian government could decide to take similar measures in the future. Similar restrictions, if imposed, could impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of common or preferred shares from reais into U.S. dollars and the remittance of the U.S. dollars abroad. If such restrictions were imposed, the depositary for the ADSs would hold the reais it cannot convert for the account of the ADS holders who have not been paid. The depositary would not invest the reais and would not be liable for the interest.

Similar restrictions, if imposed, could also impair or prevent the conversion of payments under guaranty and standby purchase agreements supporting PifCo’s notes from reais into U.S. dollars and the remittance of the U.S. dollars abroad. In the case that the PifCo noteholders receive payments in reais corresponding to the equivalent U.S. dollar amounts due under PifCo’s notes, it may not be possible to convert these amounts into U.S. dollars. These restrictions, if imposed, could also prevent us from making funds available to PifCo in U.S. dollars abroad, in which case PifCo may not have sufficient U.S. dollar funds available to make payment on its debt obligations.

In addition, payments of dividends and other distributions to shareholders and payments under Petrobras’ guarantees and standby purchase agreements in connection with PifCo’s notes do not currently require approval by or registration with the Central Bank of Brazil. The Central Bank of Brazil may nonetheless impose prior approval requirements on the remittance of U.S. dollars abroad, which could cause delays in such payments.

If holders of our ADSs exchange their ADSs for common or preferred shares, they risk losing the ability to remit foreign currency abroad and forfeiting Brazilian tax advantages.

The Brazilian custodian for our common or preferred shares underlying our ADSs must obtain a certificate of registration from the Central Bank of Brazil to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our preferred and common shares or upon the disposition of the common or preferred shares. If holders of ADSs decide to exchange their ADSs for the underlying common or preferred shares, they will be entitled to continue to rely, for five Brazilian business days from the date of exchange, on the custodian’s certificate of registration. After that period, such holders may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares, or distributions relating to the common or preferred shares, unless they obtain their own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the Conselho Monetário Nacional (National Monetary Council), which entitles registered foreign investors to buy and sell on the São Paulo Stock Exchange. In addition, if such holders do not obtain a certificate of registration or register under Resolution No. 2,689, they may be subject to less favorable tax treatment on gains with respect to the common or preferred shares.

If such holders attempt to obtain their own certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the common or preferred shares or the return of their capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration obtained by such holders may be affected by future legislative or regulatory changes and we cannot assure such holders that additional restrictions applicable to them, the disposition of the underlying common or preferred shares, or the repatriation of the proceeds from the process will not be imposed in the future.

Holders of ADSs may face difficulties in protecting their interests.

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil. In addition, the rights of an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect their interests against actions by our board of directors are different under Brazilian Corporate Law than under the laws of other jurisdictions. Rules against insider trading and self-dealing and the preservation of shareholder interests may also be less developed and enforced in Brazil than in the United States. In addition, shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

We are a state-controlled company organized under the laws of Brazil and all of our directors and officers reside in Brazil. Substantially all of our assets and those of our directors and officers are located in Brazil. As a result, it may not be possible for holders of ADSs to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, holders of ADSs may face greater difficulties in protecting their interest in actions against us or our directors and officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

Holders of our ADSs may encounter difficulties in the exercise of voting rights and preferred shares and the ADSs representing preferred shares generally do not give holders of ADSs voting rights.

Holders of ADSs may encounter difficulties in the exercise of some of their rights as a shareholder if they hold our ADS rather than the underlying shares. For example, if we fail to provide the depositary with voting materials on a timely basis, holders of ADSs may not be able to vote by giving instructions to the depositary on how to vote for them.

In addition, a portion of our ADSs represents our preferred shares. Under Brazilian law and our bylaws, holders of preferred shares generally do not have the right to vote in meetings of our stockholders. This means, among other things, that holders of ADSs representing preferred shares are not entitled to vote on important corporate transactions or decisions. See Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Voting Rights” for a discussion of the limited voting rights of our preferred shares.

Enforcement of our obligations under the standby purchase agreement might take longer than expected.

We have entered into a standby purchase agreement in support of some of PifCo’s obligations under its notes and indentures. Our obligation to purchase from the PifCo noteholders any unpaid amounts of principal, interest and other amounts due under the PifCo notes and the indenture applies, subject to certain limitations, irrespective of whether any such amounts are due at the maturity of the PifCo notes or otherwise.

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

We would be required to pay judgments of Brazilian courts enforcing our obligations under the guaranty and standby purchase agreement relating to PifCo’s notes only in reais.

If proceedings were brought in Brazil seeking to enforce our obligations in respect of the guaranty and standby purchase agreement relating to PifCo’s notes, we would be required to discharge our obligations only in reais. Under the Brazilian exchange control rules, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.

A finding that we are subject to U.S. bankruptcy laws and that the guaranty and standby purchase agreement executed by us were a fraudulent conveyance could result in PifCo noteholders losing their legal claim against us.

PifCo’s obligation to make payments on the PifCo notes is supported by our obligation under the guaranty or standby purchase agreement. We have been advised by our external U.S. counsel that the guaranty and the standby purchase agreement are valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, we have been advised by our general counsel that the laws of Brazil do not prevent the guaranty and the standby purchase agreement from being valid, binding and enforceable against us in accordance with their terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the guaranty and the standby purchase agreement, and we, at the time we entered into the relevant guaranty or standby purchase agreement:

•	were or are insolvent or rendered insolvent by reason of our entry into such guaranty or standby purchase agreement;

•	were or are engaged in business or transactions for which the assets remaining with us constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believe that we would incur, debts beyond our ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefore,

then our obligations under the guaranty and the standby purchase agreement could be avoided, or claims with respect to such agreements could be subordinated to the claims of other creditors. Among other things, a legal challenge to the guaranty and the standby purchase agreement on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of PifCo’s issuance of these notes. To the extent that the guaranty and the standby purchase agreement are held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the PifCo notes would not have a claim against us under the relevant guaranty and standby purchase agreement and will solely have a claim against PifCo. We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PifCo noteholders relating to any avoided portion of the guaranty and the standby purchase agreement.

Item 4.	Information on the Company

History and Development

Petróleo Brasileiro S.A.—PETROBRAS—was incorporated in 1953 to conduct the Brazilian government’s hydrocarbon activities. We began operations in 1954 and for approximately forty years carried out crude oil and natural gas production and refining activities in Brazil on behalf of the government.

In the 1990s, in a series of legislative actions, the Brazilian state relinquished its monopoly on oil and gas activities. On November 9, 1995, the Brazilian constitution was amended to authorize the Brazilian government to contract with any state or privately owned company to carry out upstream and downstream oil and gas activities in Brazil. On August 6, 1997, Brazil enacted the Oil Law (Law No. 9,478), which established competition in Brazilian markets for crude oil, oil products and natural gas. Effective January 2, 2002, Brazil deregulated prices for crude oil, oil products and natural gas. See “Regulation of the Oil and Gas Industry in Brazil—Price Regulation.”

Our common and preferred shares have been traded on the São Paulo Stock Exchange since 1968. Petrobras was incorporated as a state-controlled company under Law No. 2,004 (effective October 3, 1953), and a majority of our voting capital must be owned by the Brazilian federal government, a state or a municipality. As of December 31, 2008, the Brazilian government owned 32.2% of our outstanding capital stock and 55.7% of our voting shares. We operate through subsidiaries, joint ventures, and associated companies established in Brazil and many other countries. Our principal executive office is located at Avenida República do Chile 65, 20031-912 Rio de Janeiro, RJ, Brazil and our telephone number is (55-21) 3224-4477.

Overview of the Group

We are an integrated oil and gas company that is the largest corporation in Brazil and one of the largest companies in Latin America in terms of revenues. Because of our legacy as Brazil’s former sole supplier of crude oil and oil products and our ongoing commitment to development and growth, we operate most of Brazil’s producing oil and gas fields and hold a large base of proved reserves and a fully developed operational infrastructure. In 2008, our average domestic daily hydrocarbons production was 2,176 mboe/d, an estimated 98.5% of Brazil’s total. Over 84% of our proved reserves are in large, contiguous and highly productive fields in the offshore Campos Basin, which allows us to concentrate our operational infrastructure and limit our costs of exploration, development and production. In 40 years of developing Brazil’s offshore basins we have developed special expertise in deepwater exploration and production, which we exploit both in Brazil and in other offshore oil provinces.

We operate substantially all the refining capacity in Brazil. Most of our refineries are located in Southeastern Brazil, within the country’s most populated and industrialized markets and adjacent to the Campos Basin that provides most of our crude oil. Our domestic refining capacity of 1,942 mbbl/d is well balanced with our domestic refining production of 1,787 mbbl/d and sales of oil products to domestic markets of 1,748 mbbl/d. We are also involved in the production of petrochemicals and fertilizers. We distribute oil products through our own “BR” network of retailers and to wholesalers.

We participate in most aspects of the Brazilian natural gas market. This market has been constrained by the level of domestic gas production and our transportation and distribution infrastructure. We expect that our natural gas activities will grow in the future as we expand our production of both associated and non-associated gas, mainly from offshore fields in the Campos, Espírito Santo and Santos basins, and extend Brazil’s gas transportation infrastructure. We use LNG terminals to meet demand and diversify our supply. We also participate in the domestic power market primarily through our investments in gas-fired thermoelectric power plants.

Internationally, we are active in 23 countries. In Latin America, our operations extend from exploration and production to refining,

marketing, retail services and natural gas pipelines. In North America, we produce oil and gas and have refining operations in the United States. In Africa, we produce oil in Angola and Nigeria, and in Asia, we have refining operations in Japan. In other countries, we are engaged only in oil and gas exploration.

Our activities comprise five business segments:

•	Exploration and Production: oil and gas exploration, development and production in Brazil;

•	Supply: downstream activities in Brazil, including refining, oil products and crude oil exports and imports, petrochemicals and fertilizers;

•	Distribution: distribution of oil products to wholesalers and through our “BR” retail network in Brazil;

•	Gas and Energy: gas transmission and distribution, electric power generation using natural gas and renewable energy sources and biofuels operations in Brazil; and

•	International: exploration and production, supply (downstream activities including refining, petrochemicals and fertilizers), distribution and natural gas and energy operations outside of Brazil.

     The following table sets forth key information for each business segment in 2008:

	2008
	Exploration &			Gas and				Group
	Production	Supply	Distribution	Energy	International	Corporate(1)	Eliminations	Total
	(U.S.$ million)

Net operating revenues	59,024	96,202	30,892	8,802	10,940	–	(87,603)	118,257
Income (loss) before minority interest and income tax	31,657	(2,956)	1,245	(504)	(605)	(1,986)	141	26,992
Total assets at December 31	51,326	27,521	4,775	14,993	13,439	17,583	(3,942)	125,695
Capital expenditures	14,293	7,234	309	4,256	2,908	874	–	29,874

(1)	Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

     The following table sets forth our production of crude oil and natural gas by geographic area in 2008, 2007 and 2006:

	2008			2007			2006
	Oil	Nat. Gas	Total	Oil	Nat. Gas	Total	Oil	Nat. Gas	Total
	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)	(mbbl/d)	(mmcf/d)	(mboe/d)

Brazil:
Offshore:
Campos Basin	1,546.8	824.9	1,684.3	1,475.3	750.0	1,600.3	1,468.3	759.1	1,594.9
Other	86.5	499.5	169.7	87.8	281.8	134.8	77.4	256.5	120.1
Total offshore	1,633.3	1,324.4	1,854.0	1,563.1	1,031.8	1,735.1	1,545.7	1,015.6	1,715.0
Onshore	221.3	603.1	321.8	229.0	605.0	329.8	232.0	644.0	339.3

Total Brazil(1)	1,854.6	1,927.5	2,175.8	1,792.1	1,636.8	2,064.9	1,777.7	1,659.6	2,054.3

International:
Argentina	51.8	289.9	100.0	54.4	285.7	102.0	62.1	274.9	107.9
Bolivia	8.4	276.4	54.5	9.3	307.3	60.5	8.9	288.9	57.0
Colombia	15.3	0.8	15.5	16.6	0.1	16.6	16.8	0.2	16.9
Ecuador	11.4	0.0	11.4	10.4	0.0	10.4	11.9	0.0	11.9
Peru	14.1	11.9	16.1	13.3	10.9	15.1	12.7	10.9	14.6
Venezuela	0.0	0.0	0.0	0.0	0.0	0.0	10.5	4.3	11.2
United States	1.9	15.7	4.5	4.7	40.8	11.5	1.4	15.9	4.0
Angola	2.6	0.0	2.6	3.6	0.0	3.6	5.3	0.0	5.3
Nigeria	5.3	0.0	5.3	0.0	0.0	0.0	0.0	0.0	0.0

Total International	110.8	594.7	209.9	112.3	644.8	219.7	129.6	595.1	228.8

Total consolidated production	1,965.4	2,522.2	2,385.7	1,904.4	2,281.6	2,285.2	1,907.3	2,254.7	2,283.1
Equity and non-consolidated affiliates: (2)
Venezuela	12.8	7.8	14.1	13.9	11.5	15.9	12.6	11.5	14.4

Worldwide production	1,978.2	2,530.0	2,399.8	1,918.3	2,293.1	2,300.5	1,919.9	2,266.2	2,297.5

(1)	Brazilian production figures include reinjected gas volumes, which are not included in our proved reserves figures.
(2)	Companies in which Petrobras has a minority interest.

     The following tables set forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of December 31, 2008:

	Reserves of Crude Oil
	Developed	Undeveloped	Total
		(mmbbl)

Brazil:
Offshore:
Campos Basin	4,802.2	3,066.5	7,868.7
Other	116.7	107.1	223.8
Total offshore	4,918.9	3,173.6	8,092.5
Onshore	427.6	196.2	623.8

Total Brazil	5,346.5	3,369.8	8,716.3

International:
Argentina	90.3	27.5	117.8
Bolivia	28.7	7.4	36.1
Colombia	18.3	10.3	28.6
Ecuador	5.7	0.6	6.3
Peru	46.0	54.1	100.1
United States	5.9	9.6	15.5
Angola	1.2	0.0	1.2
Nigeria	14.8	68.8	83.6

Total International	210.9	178.3	389.2

Group	5,557.4	3,548.1	9,105.5
Equity and non-consolidated affiliates(1):
Venezuela	27.6	21.6	49.2

(1)	Companies in which Petrobras has a minority interest.

	Reserves of Natural Gas
	Developed	Undeveloped	Total
		(bncf)

Brazil:
Offshore:
Campos Basin	2,610.3	2,005.9	4,616.2
Other	1,168.2	1,680.5	2,848.7
Total offshore	3,778.5	3,686.4	7,464.9
Onshore	1,291.4	589.7	1,881.1

Total Brazil	5,069.9	4,276.1	9,346.0

International:
Argentina	555.4	481.8	1,037.1
Bolivia	1,040.8	448.8	1,489.6
Colombia	0.6	0.5	1.1
Ecuador	1.4	0.3	1.8
Nigeria	25.6	1.3	26.9
Peru	63.2	47.5	110.7
United States	67.9	58.3	126.2

Total International	1,754.9	1,038.5	2,793.4

Group	6,824.8	5,314.6	12,139.4
Equity and non-consolidated affiliates(1):
Venezuela	47.3	28.4	75.7

(1)	Companies in which Petrobras has a minority interest.

We calculate reserves based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends mainly on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of this data. Our estimates are thus made using the most reliable data at the time of the estimate, in accordance with the best practices in the oil and gas industry. DeGolyer and MacNaughton (D&M) reviewed and certified 94% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2008. The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X of the SEC. See “Supplementary Information on Oil and Gas Producing Activities” beginning on page F-107 for further details on our proved reserves.

The statements contained in this Item 4 regarding exploration and development projects and production estimates are forward-looking and subject to significant risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that our actual levels of activity, production or performance will meet these expectations. See Item 3. “Key Information—Risk Factors.”

Exploration and Production

Oil and gas exploration and production activities in Brazil are the largest component of our company portfolio. In 1970, we produced 164 mbbl/d of crude oil, condensate and natural gas liquids in Brazil. We increased production to 181 mbbl/d in 1980, 654 mbbl/d in 1990, 1,271 mbbl/d in 2000 and 1,855 mbbl/d in 2008. In 1974 we made our first discovery in the Campos Basin offshore in Brazil, which now accounts for over 84% of our proved reserves. We aim to grow oil and gas reserves and production sustainably and be recognized for excellence in Exploration and Production operations. Our primary goals are to:

•	explore and develop oil resources in increasingly deeper waters in the Campos Basin;

•	explore and develop Brazil’s two other most promising offshore basins: Espírito Santo (light oil, heavy oil and gas) and Santos (gas and light oil);

•	develop gas resources in the Santos Basin and elsewhere to meet Brazil’s growing demand for gas and increase the contribution of domestic gas production to meeting that demand;

•	explore and develop the potentially substantial pre-salt reservoirs that lie below the Espírito Santo, Campos and Santos basins; and

•	sustain and increase production from onshore fields through drilling and enhanced recovery operations.

In new areas, our activities typically begin with geological research and seismic activities, followed by exploratory drilling. When this yields encouraging results, we proceed with extended well tests, development drilling and pilot production, which typically involve substantial investments. It usually takes several years for successful exploration activity to be reflected in increased reserves and production.

During 2008, our oil and gas production from Brazil averaged 2,176 mboe/d, of which 85% was oil and 15% was natural gas. On December 31, 2008, our estimated net proved crude oil and natural gas reserves in Brazil were 10.3 billion boe, of which 85% was crude oil and 15% was natural gas. Brazil provided 91% of our worldwide production in 2008 and accounted for 92% of our worldwide reserves at December 31, 2008 on a barrels of oil-equivalent basis. Historically, approximately 85% of our total Brazilian production has been oil; in the future, we plan to increase the share of natural gas to meet increasing domestic demand.

Brazil’s richest oil fields are located offshore, most of them in deep waters. Since 1971, when we started exploration in the Campos Basin, we have been active in these waters and we have become globally recognized as innovators in the technology required to explore and produce hydrocarbons in deep and ultra-deep water. We operate more production (on a boe basis) from fields in deep and ultra-deep water than any other company, according to PFC Energy, an energy consultancy. In 2008, offshore production accounted for 88% of our production and deepwater production accounted for 76% of our production in Brazil. At December 31, 2008, we operated 155 wells in water deeper than 1,000 meters (3,281 feet). By December 31, 2008, we had drilled around 322 exploratory wells in water deeper than 1,000 meters (3,281 feet). We continue to upgrade our deepwater technologies. See Item 5. “Operating and Financial Review and Prospects—Research and Development.”

Offshore exploration, development and production costs are generally higher than those onshore, but we have been able to offset these higher costs by higher drilling success ratios, larger discoveries and greater production volumes. We have historically been successful in finding and developing significant oil reservoirs offshore, which has allowed us to achieve economies of scale by spreading the total costs of exploration, development and production over a large base. By focusing on opportunities that are close to existing production infrastructure, we limit the incremental capital requirements of new field development.

We have also implemented a variety of asset-rationalization programs designed to increase oil recovery from existing fields and reduce natural decline from producing fields.

Our exploration and production activities outside Brazil are included in our International business segment. See “—International.”

Exploration and Production Key Statistics

	2008	2007	2006
	(U.S.$ million)

Exploration and Production:
Net operating revenues	59,024	41,991	35,738
Income before minority interest and income tax	31,657	21,599	18,441
Total assets at December 31	51,326	53,175	38,366
Capital expenditures	14,293	9,448	7,329

     Information about our principal oil and gas producing fields in Brazil is summarized in the table below.

Basin	Fields	Petrobras %	Type	Fluid(1)

Alagoas	Pilar/Rio Remedio	100%	Onshore	Light Oil/Natural Gas
Camamu	Manati	35%	Shallow	Natural Gas
Campos	Albacora	100%	Shallow	Intermediate Oil
			Deepwater	Intermediate Oil
	Albacora Leste	90%	Deepwater	Intermediate Oil
	Barracuda	100%	Deepwater	Intermediate Oil
	Bicudo	100%	Shallow	Intermediate Oil
	Bijupirá/Salema	22.4%(2)	Deepwater	Intermediate Oil
	Bonito	100%	Shallow	Intermediate Oil
	Carapeba	100%	Shallow	Intermediate Oil
	Caratinga	100%	Deepwater	Intermediate Oil
	Cherne	100%	Shallow	Intermediate Oil
	Corvina	100%	Shallow	Intermediate Oil
	Enchova	100%	Shallow	Heavy Oil
	Espadarte	100%	Deepwater	Intermediate Oil
	Jubarte	100%	Deepwater	Heavy Oil
	Marimba	100%	Deepwater	Intermediate Oil
	Marlim	100%	Deepwater	Heavy Oil
	Marlim Leste	100%	Deepwater	Intermediate Oil
			Ultra-deepwater	Intermediate Oil
	Marlim Sul	100%	Deepwater	Intermediate Oil
	Namorado	100%	Shallow	Intermediate Oil
	Pampo	100%	Shallow	Intermediate Oil
	Pargo	100%	Shallow	Intermediate Oil
	Roncador	100%	Ultra-deepwater	Intermediate Oil
	Vermelho	100%	Shallow	Heavy Oil
	Voador	100%	Deepwater	Heavy Oil

Espírito Santo	Fazenda Alegre	100%	Onshore	Heavy Oil
	Peroá	100%	Shallow	Light Oil
	Golfinho	100%	Deepwater	Intermediate Oil
			Ultra-deepwater	Intermediate Oil

Potiguar	Canto do Amaro/Alto da	100%	Onshore	Intermediate Oil/Natural Gas
	Pedra/Cajazeira Estreito/Rio Panon	100%	Onshore	Heavy Oil/Natural Gas

Recôncavo	Jandaia	100%	Onshore	Light Oil
	Miranga	100%	Onshore	Light Oil/Natural Gas

Santos	Merluza	100%	Shallow	Natural Gas

Sergipe	Carmopolis	100%	Onshore	Intermediate Oil
	Sirirízinho	100%	Onshore	Intermediate Oil

Solimões	Leste do Urucu	100%	Onshore	Light Oil/Natural Gas
	Rio Urucu	100%	Onshore	Light Oil/Natural Gas

(1)	Heavy oil = up to 22° API; intermediate oil = 22° API to 31° API; light oil = greater than 31° API
(2)	Petrobras is not the operator in this field.

We conduct exploration, development and production activities in Brazil through concession contracts, which we obtain through participation in bid rounds conducted by the ANP. Some of our existing concessions were granted by the ANP without an auction in 1998, as provided by the Oil Law. These are known as the “Round Zero” concession contracts. Since such time, we have participated in all of the auction rounds and in the most recent round of December 2008, we acquired 27 of the 54 blocks offered, for a total of 10,476 km2 (2.6 million acres).

     Our domestic oil and gas exploration and production efforts are primarily focused on three major basins offshore in Southeastern Brazil: Campos, Espírito Santo and Santos.

     The following map shows our concession areas in Brazil as of December 2008.

Campos Basin

The Campos Basin, which covers approximately 115,000 km2 (28.4 million acres), is the most prolific oil and gas basin in Brazil as measured by proved hydrocarbon reserves and annual production. Since we began exploring this area in 1971, over 60 hydrocarbon accumulations have been discovered, including eight large oil fields in deep and ultra-deep water. The Campos Basin is our largest oil- and gas-producing region, producing an average 1,547 mbbl/d of oil and 23.7 mmm3/d (894.3 mmcf/d) of associated natural gas during 2008, 77% of our total production from Brazil.

At December 31, 2008, we were producing from 39 fields at an average rate of 1,593 mbbl/d of oil and held proved crude oil reserves representing 90% of our total proved crude oil reserves in Brazil.

At December 31, 2008, we held proved natural gas reserves in the Campos Basin representing 49% of our total proved natural gas reserves in Brazil. We operated 34 floating production systems, 14 fixed platforms and 5,697 km (3,540 miles) of pipeline and flexible pipes in water depths from 80 to 1,886 meters (262 to 6,188 feet), delivering oil with an average API gravity of 23.1° and an average BSW of 1%.

We expect that future new-source production from Campos will be predominantly from deepwater oil fields. We are currently developing 12 major projects in the Campos Basin: Marlim Sul Modules 2 and 3, Marlim Leste Module 2, Roncador Modules 3 and 4, Jubarte Phase II, Cachalote Phase I, pre-salt reservoirs of Parque das Baleias, Papa-Terra, Frade, Ostra and Baleia Azul.

At December 31, 2008, we held exploration rights to 22 blocks in the Campos Basin, comprising 6,679.71 km2 (1.6 million acres).

Espírito Santo Basin

We have made several discoveries of light oil and natural gas in the Espírito Santo Basin, which covers approximately 75,000 km2 (18.5 million acres) offshore and 14,000 km2 (3.5 million acres) onshore. At December 31, 2008, we were producing from 41 fields at an average rate of 69.2 mbbl/d and held proved crude oil reserves, representing 1% of our total proved crude oil reserves in Brazil. At December 31, 2008, we were producing natural gas at an average rate of 7.2 mmm3/d (273 mmcf/d) and held proved natural gas reserves representing 7% of our total proved natural gas reserves in Brazil.

On December 31, 2008, we held exploration rights to 35 blocks, 18 onshore and 17 offshore, comprising 9,359.88 km2 (2.3 million acres).

We are developing two deepwater projects to increase natural gas production from the Espírito Santo Basin—the Camarupim project served by the FPSO Cidade de São Mateus with capacity to produce 10 mmm3/d, and the Canapu project served by the FPSO Cidade de Vitória with capacity to produce 2 mmm3/d—both of which are expected to come on stream in the second quarter of 2009.

In addition to developing new projects, we are also optimizing existing resources in the Golfinho field by moving the FPSO Capixaba to the Parque das Baleias field in the Campos Basin in anticipation of our pre-salt exploration efforts there. We will reconnect the well previously served by the FPSO Capixaba to another FPSO in the Golfinho field.

Santos Basin

The Santos Basin, which covers approximately 348,900 km2 (86 million acres) off the city of Santos, in the State of São Paulo, is one of the most promising exploration areas offshore Brazil and the focus of our plans to develop domestic natural gas. At December 31, 2008, we produced oil from one field at an average rate of 1.8 mbbl/d and held proved crude oil reserves representing 0.5% of our total proved crude oil reserves in

Brazil. At December 31, 2008, we produced natural gas at an average rate of 0.721 mmm3/d (25.46 mmcf/d) and held proved natural gas reserves in the Santos Basin representing 17% of our total proved natural gas reserves in Brazil.

In January 2006, we approved the U.S.$18 billion ten-year Master Plan for Development of Natural Gas and Oil Production in the Santos Basin, which will substantially increase our gas production to meet increasing domestic gas demand. We subsequently established a second plan, known as Plangas, to accelerate gas production and build supporting infrastructure in the Santos and Espírito Santo basins. As part of this plan, we are developing the Mexilhão and Urugua-Tambau deepwater fields described below. We expect these investment plans to increase our average gas production from the Santos Basin from 0.66 mmm3/d (23.3 mmcf/d) in 2008 to 11.4 mmm3/d (402.5 mmcf/d) in 2010.

Gas development plans for the Santos Basin include:

•	Mexilhão, located in shallow water in Santos Basin Block BS-400, is scheduled to come on stream in 2010 with initial production of approximately 6.5 mmm3/d (229.5 mmcf/d), potentially increasing to 8.0 mmm3/d (282.5 mmcf/d) in 2012;

•	Urugua-Tambau is expected to produce at an initial rate of 3.5 mmm3/d (123.6 mmcf/d) in 2010, potentially increasing to 7.0 mmm3/d (247.2 mmcf/d) of gas and 30 mbbl/d of light oil in 2012; and

•	Lagosta, expected to come on stream in 2009, with initial production of approximately 1.4 mmm3/d (49.4 mmcf/d), potentially increasing to 1.8 mmm3/d (63.6 mmcf/d).

On December 31, 2008, we held exploration rights to 62 blocks in the Santos Basin, comprising 36,259.54 km2 (9.0 million acres).

Pre-Salt Reservoirs

In recent years, we have focused our offshore exploration efforts on pre-salt reservoirs located in a region approximately 800 km (497 miles) long and 200 km (124 miles) wide stretching from the Campos to the Santos basins.

We have drilled 30 wells in this 114,000 km2 (28.2 million acre) area since 2005, 87% of which have yielded discoveries of hydrocarbon resources. We are the operator in most of these exploration areas, and hold interests in them ranging from 20% to 100%. In the southern part of the region, where the salt layer is thick and the hydrocarbons have been more perfectly preserved, we have made particularly promising discoveries, including Block BM-S-11 (Tupi and Iara) in the Santos Basin in 2006 and 2008. In the northern part of the region, we made a significant discovery in the area known as Parque das Baleias, in the Campos Basin in 2008.

We intend to commit substantial resources to develop these pre-salt discoveries, which are located in deep and ultra-deep waters at target depths of between 5,000 and 7,000 meters (16,404 and 22,966 feet) and present considerable technical challenges. Over the next five years we plan to invest U.S.$28.9 billion, approximately 31% of our total domestic capital expenditures for exploration and production in the period, in the development of the pre-salt reservoirs.

Our existing concessions cover approximately 23% (26,000 km2 or 6.4 million acres) of the pre-salt reservoirs. An additional 2% (3,000 km2 or 0.7 million acres) is under concession to other oil companies for exploration. The remaining 75% (85,000 km2 or 21 million acres) of the pre-salt region is not yet under concession, and the licensing of new pre-salt concessions is on hold pending the outcome of a regulatory review by the Brazilian government. See “—Regulation of the

Oil and Gas Industry in Brazil—Discussions on Possible Changes to the Oil Law.”

In the pre-salt region of the Santos Basin, first oil was produced during an extended well test in Tupi, which began in May 2009. It will be followed by a pilot system FPSO with capacity of 100 mbbl/d, which is scheduled to start up in Tupi by the end of 2010. Although we have made promising discoveries in the region, we are still in the early stages of our exploration efforts and do not expect to classify any pre-salt reserves as proven before 2010. In addition to the EWTs, we will drill a number of appraisal wells to better understand and delineate the pre-salt reservoirs in the Santos Basin. We also expect to start up two pilot systems in Iara and Guará during 2013-2014. We expect that future new-source production from the Santos Basin will be predominantly from pre-salt reservoirs.

In the pre-salt region of the Campos Basin, we drilled two wells off the coast of the State of Espírito Santo and made a significant discovery of intermediate oil (30° API) in the Parque das Baleias area. In September 2008, we commenced an EWT in this area, with a single well pilot system producing in the Jubarte field at an average rate of 10 to 12 mbbl/d. We are continuing to study these promising finds and expect to accelerate pre-salt production in Parque das Baleias using existing infrastructure in the area. In December 2008, we began another EWT with a dynamic positioned vessel in the Cachalote field and we expect to start producing from this field and from the Baleira Franca field using an existing FPSO by the second half of 2010.

     The map below shows the location of the pre-salt reservoirs as well as the status of our exploratory activities there.

Other Basins

We produce hydrocarbons and hold exploration acreage in eight other basins in Brazil. Of these, the most significant are the shallow offshore Camamu Basin and the onshore Potiguar, Recôncavo, Rio Grande do Norte, Sergipe, Alagoas and Solimões basins. While our onshore production is primarily in mature fields, we plan to sustain and slightly increase production from these fields in the future by using enhanced recovery methods.

We had a total of 312 production agreements as of December 31, 2008, and were the 100% owner in 285 of them. We are operators under 15 of our 27 partnership agreements.

     The following table describes our principal development projects in the various basins and their production capacity:

			Crude Oil	Natural Gas
			Nominal	Nominal	Water
	Unit	Production	Capacity	Capacity	Depth	Start Up
Field	Type	Unit	(bbl/d)	(mcf/d)	(meters)	(year)		Notes

Marlim Sul – Module 2	SS	P-51	180,000	211,884	1,255	2009	(1)
Marlim Leste – Module 2	FPSO	Cidade de Niteroi	100,000	123,599	1,400	2009	(2)	Chartered from Modec
Tupi EWT	FPSO	BW Cidade de São Vicente	30,000	0	2,170	2009	(3)	Chartered by BW Offshore
Canapu	n/a	n/a	0	70,628	1,440	2009		Production by FPSO Cidade de Vitória
Camarupim	FPSO	Cidade de São Mateus	25,000	353,140	720	2009		Chartered from Prosafe
Lagosta	n/a	n/a	0	52,971	131	2009		Production by PMLZ-1
Frade(4)	FPSO	Frade	100,000	81,222	900	2009
Ostra(5)	FPSO	Espírito Santo	100,000	49,440	1,600	2009
Mexilhão	Fixed Platform	PMXL-1	0	529,710	172	2010
Urugua – Tambau	FPSO	Cidade de Santos	35,000	353,140	1,300	2010		Chartered from Modec
PIPA 2 – Baleia Azul	FPSO	Dynamic Producer	30,000	0	1,400	2010		Chartered from Petroserv
Tupi pilot	FPSO	Cidade de Angra dos Reis	100,000	123,603	2,200	2010		Chartered from Modec
Cachalote and Baleia Franca	FPSO	Capixaba	100,000	123,599	n/a	2010		Existing FPSO chartered from SBM
Marlim Sul – Module 3	SS	P-56	100,000	211,884	n/a	2011
Jubarte – Phase II	FPSO	P-57	180,000	70,628	1,300	2011
Baleia Azul	FPSO	Espadarte	100,000	88,285	1,400	2012		Existing FPSO chartered from SBM
Roncador – Module 3	SS	P-55	180,000	211,884	1,790	2012
Roncador – Module 4	FPSO	P-62	180,000	211,884	1,545	2013
Papa-Terra – Module 1	TLWP	P-61	0	0	1,180	2013		Production by P-63
Papa-Terra – Module 2	FPSO	P-63	150,000	31,783	1,165	2013
Piloto de Guara	FPSO	n/a	100,000	176,570	n/a	2013
Pre-salt reservoirs of Parque das Baleias	FPSO	P-58	180,000	211,884	1,400	2014

(1)	Production began in January 2009.
(2)	Production began in February 2009.
(3)	Production began in May 2009.
(4)	Petrobras 30%, Chevron (operator) 51.74%, Frade Japão 18.26%.
(5)	Petrobras 35%, Shell (operator) 35%, Esso 30%.

Exploration

As of December 31, 2008, we had 186 exploration agreements covering 256 blocks, and 35 evaluation plans. We are exclusively responsible for conducting the exploration activities in 77 of the 186 exploration agreements. As of December 31, 2008, we had partnerships in exploration with 29 foreign and domestic companies, for a total of 109 agreements. We conduct exploration activities under 70 of our 109 partnership agreements.

We focus much of our exploration effort on deepwater drilling, where the discoveries are substantially larger and our technology and expertise create a competitive advantage. In

2008, we invested a total of U.S.$2.47 billion in exploration activities in Brazil. We drilled a total of 135 gross exploratory wells in 2008, of which 47 were offshore and 88 onshore, with a success ratio of 44%.

Because offshore Brazil is geographically isolated from other offshore drilling areas, and because we often drill in unusually deep waters, we plan carefully for our future drilling rig needs. By using a combination of our own rigs and units that we contract for periods of five years or longer, we have historically ensured the availability of drilling units to meet our needs, and paid lower average day rates than if we had contracted the units on a spot basis. We continually evaluate our need for rigs, renew our drilling contracts, contract ahead for rigs as needed, and stimulate new rig construction by signing long-term operating leases with drilling contractors for rigs that are not yet built.

Drilling Units in Use by Exploration and Production	On December 31
	2008		2007		2006
	Leased	Owned	Leased	Owned	Leased	Owned

Onshore	25	11	14	13	6	13
Offshore, by water depth (WD)	31	8	27	8	24	9
Jack-up rigs	2	4	1	4	1	5
Floating rigs:
500 to 1000 meter WD	9	2	6	2	4	2
1000 to 1500 meters WD	10	1	10	1	10	1
1500 to 2000 meters WD	7	1	7	1	7	1
2000 to 2500 meters WD	2	0	2	0	1	0
2500 to 3000 meters WD	1	0	1	0	1	0

We have entered into five- to seven-year contracts beginning in 2009 and 2010 for 15 new drilling rigs. Two will operate in water depths of less than 1,000 meters (6,560 feet), three may operate in water depths of 2,000 meters (6,560 feet), nine may operate in water depths of 2,400 meters (7,830 feet), and one will drill in water depths of 3,000 meters (9,840 feet). All of such new rigs will be chartered.

In 2008, higher oil prices contributed to cost inflation in the industry and reduced availability of oil and gas production equipment. We have taken measures to minimize cost and risk by simplifying and standardizing our equipment, wherever possible. We are increasing our use of industry-standard equipment instead of developing our own custom-made standards and equipment. We also intend to minimize costs by dividing engineering procurement and construction packages into smaller pieces and purchasing equipment from or contracting with a greater number of competitors, as well as by increasing oversight over suppliers.

Reserves

On December 31, 2008, our estimated reserves of crude oil and natural gas in Brazil totaled 10.3 billion barrels of oil equivalent, including: 8.7 billion barrels of crude oil and natural gas liquids and 247.6 bnm3 (9.3 tcf) of natural gas. As of December 31, 2008, our domestic proved developed crude oil reserves represented 61% of our total domestic proved developed and undeveloped crude oil reserves. Our domestic proved developed natural gas reserves represented 54% of our total domestic proved developed and undeveloped natural gas reserves. Total domestic proved crude oil reserves decreased at an average annual rate of 1% in the last five years. Natural gas proved reserves increased at an average annual rate of 3% over the same period. Recent discoveries in our pre-salt reservoirs are still under evaluation and are not included in our proved reserves.

We are in discussions with ANP about the possible extension of the production concessions we hold for our major producing fields. In 2007 and 2008, we received a positive response from ANP about extending the concession for the Albacora Leste, Barracuda, Marlim Leste, Marlim Sul, Roncador, Marlim, Espadarte, Albacora, Jubarte, Cachalote, Baleia Franca, Candeias, Canto do Amaro, Ubarana and Siririzinho fields, which resulted in an increase in our proved reserves in those fields. We are discussing with ANP similar amendments to other production concessions.

See “—Overview of the Group,” and “Supplementary Information on Oil and Gas Producing Activities” in our audited consolidated financial statements for further details on our proved reserves.

Supply (Downstream – Brazil)

We are an integrated company with a dominant market share in our home market. As of December 31, 2008, we operated 98.4% of Brazil’s total refining capacity and we supplied almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to the needs of our Distribution segment. We own and operate eleven refineries in Brazil, with a total net distillation capacity of 1,942 mbbl/d, making us the world’s eighth largest refiner among publicly traded companies.

We operate a large and complex infrastructure of pipelines and terminals and a shipping fleet to transport oil products and crude oil to domestic and export markets. Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities, facilitating access to crude oil supplies and end-users.

We also import and export crude oil and oil products. We import certain oil products, particularly diesel, for which Brazilian demand exceeds refining capacity. We expect the need for imports to decline in the future as we build additional refining capacity and upgrade our refineries to facilitate the processing of domestically produced crudes. We export our surplus heavy crude oil, and expect exports to increase as our production increases more rapidly than Brazilian demand for oil.

Our Supply segment also includes petrochemical and fertilizer operations that add value to the hydrocarbons we produce and provide beneficial inputs to the growing Brazilian economy.

Supply Key Statistics

	2008	2007	2006
	(U.S.$ million)

Supply:
Net operating revenues	96,202	69,549	57,959
Income (loss) before minority interest and income tax	(2,956)	4,171	3,850
Total assets at December 31	27,521	31,218	20,820
Capital expenditures	7,234	4,488	1,936

Refining

Our refining capacity in Brazil as of December 31, 2008, was 1,942 mbbl/d and our average throughput during 2008 was 1,765 mbbl/d.

     The following table shows the installed capacity of our Brazilian refineries as of December 31, 2008, and the average daily throughputs of our refineries in Brazil and production volumes of principal oil products in 2008, 2007 and 2006.

		Crude
		Distillation
		Capacity at
		December 31,	Average Throughput
Name (Alternative Name)(1)	Location	2008	2008	2007	2006
		(mbbl/d)		(mbbl/d)

LUBNOR	Fortaleza (CE)	7	6	6	7
RECAP (Capuava)	Capuava (SP)	53	45	42	40
REDUC (Duque de Caxias)	Rio de Janeiro (RJ)	242	256	243	254
REFAP (Alberto Pasqualini)	Canoas (RS)	189	142	148	114
REGAP (Gabriel Passos)	Betim (MG)	151	143	132	136
REMAN (Isaac Sabbá)	Manaus (AM)	46	39	41	36
REPAR (Presidente Getúlio Vargas)	Araucária (PR)	189	183	169	183
REPLAN (Paulínia)	Paulinia (SP)	365	324	348	341
REVAP (Henrique Lage)	São Jose dos Campos (SP)	251	205	236	211
RLAM (Landulpho Alves)	Mataripe (BA)	279	254	261	261
RPBC (Presidente Bernardes)	Cubatão (SP)	170	168	153	163

Total		1,942	1,765	1,779	1,746

(1)	We have a 100% interest in each of these refineries, with the exception of REFAP, in which we have a 70% share.

The crude oil we currently produce in Brazil is heavy or intermediate, while our refineries were originally designed to run on lighter imported crude. We import some lighter crude to balance the slate for our refineries and are investing in our refinery system to maximize our ability to process heavier domestic crude. These investments will give us the flexibility to adjust our mix between heavy and light crudes to take advantage of market prices and match our refinery outputs to product demand.

In general, we plan to invest in refinery projects designed to:

•	enhance the value of Brazilian crude oil by increasing our capacity to refine greater quantities of the heavier crude oil that is produced domestically;

•	increase production of oil products that the Brazilian market demands but that we must currently import, such as diesel;

•	improve gasoline and diesel quality to comply with stricter environmental regulations currently being implemented; and

•	reduce emissions and pollutant streams.

We are in the early stages of building a new 230 mbbl/d refinery at Abreu e Lima in Northeastern Brazil in a proposed partnership with PDVSA, the Venezuelan state oil company. This refinery is designed to process 16o API crude and will produce 162 mbbl/d of diesel as well as LPG, naphtha, bunker fuel and petroleum coke.

We are also planning two new refineries located in Northeastern Brazil: Premium I and Premium II with capacity of 600 mbbl/d and 300 mbbl/d, respectively. These refineries are designed to process heavy crude oil (20o API) and to maximize production of low-sulfur diesel in addition to LPG, naphtha, low-sulfur kerosene, bunker fuel and petroleum coke.

The following table shows our most significant planned investments in our refineries for 2009 to 2013:

Planned Investments 2009-2013	(U.S.$ million)

Quality (diesel and gasoline)	13,196
Cokers	4,602
Expansion and metallurgic adaptation	590

Total	18,388

Major Refinery Projects

In addition to the new projects mentioned above, our 2009-2013 Business Plan includes investments in several key refineries, primarily for hydro-treating units to reduce sulfur and meet international standards and coking units capable of converting heavy oil into lighter products. These investments will allow us to begin offering diesel in metropolitan areas containing a maximum sulfur content of 50 parts per million, significantly lower than current levels in 2009. Of our total U.S.$18.4 billion in planned refinery investments for 2009 to 2013,

U.S.$13.2 billion will be used for improving diesel and gasoline quality and U.S.$4.6 billion for delayed coking units to convert fuel oil into lighter fractions. The principal planned investments are:

Refinery (Alternative Name)	Objective

RECAP (Capuava)	Upgrade diesel and gasoline quality
REDUC (Duque de Caxias)	Increase heavy oil processing, upgrade diesel and gasoline quality
REFAP (Alberto Pasqualini)	Upgrade diesel and gasoline quality
REGAP (Gabriel Passos)	Upgrade diesel and gasoline quality
REMAN (Isaac Sabbá)	Install mild thermal cracking units to upgrade the quality of diesel and gasoline
REPAR (Presidente Getúlio Vargas)	Expand refinery, increase heavy oil processing, upgrade diesel and gasoline quality, new propylene unit
REPLAN (Paulínia)	Expand refinery, increase heavy oil processing, upgrade diesel and gasoline quality, new propylene unit
REVAP (Henrique Lage)	Increase heavy oil processing, upgrade diesel and gasoline quality, new propylene unit
RLAM (Landulpho Alves)	Upgrade diesel and gasoline quality
RPBC (Presidente Bernardes)	Upgrade diesel and gasoline quality

Imports and Exports

We use exports and imports of crude oil and oil products to balance our domestic production and refinery capacity with market needs and optimize our refining margins, importing light crude for our refineries and exporting heavier crude that is surplus to our needs. We import diesel due to insufficient production in our Brazilian refineries and export gasoline, largely because ethanol and vehicular natural gas provide a substantial share of Brazil’s light vehicle transportation fuels. We also export fuel oil and approximately 79% of our bunker fuel production.

     The table below shows our exports and imports of crude oil and oil products in 2008, 2007 and 2006:

	2008	2007	2006
	(mbbl/d)

Exports(1)
Crude oil	439	353	335
Fuel oil (including bunker fuel)	152	160	168
Gasoline	40	59	44
Other	42	43	34

Total exports	673	615	581

Imports
Crude oil	373	390	370
Diesel and other distillates	100	83	56
LPG	40	29	27
Naphtha	23	17	20
Other	34	19	15

Total imports	570	538	488

(1)	Includes sales made by PifCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.

Logistics and Infrastructure

We own and operate an extensive network of crude oil and oil products pipelines in Brazil that connect our terminals, refineries and other primary distribution points. On December 31, 2008, our onshore and offshore, crude oil and oil products pipelines extended 13,830 km (8,595 miles). We operate 26 marine storage terminals and 20 other tank farms with nominal aggregate storage capacity of 65 million barrels. Our marine terminals handle an average 5,000 vessels annually.

We operate a fleet of owned and chartered vessels. These provide shuttle services between our producing basins offshore Brazil and the Brazilian mainland, domestic shipping and international shipping to other parts of South America, the Caribbean Sea and Gulf of Mexico, Europe, West Africa and the Middle East. The fleet includes double-hulled vessels, which operate internationally where required by law, and single-hulled vessels, which operate in South America and Africa only. According to our 2009-2013 Business Plan, we will contract with Brazilian shipyards to construct 49 new vessels by 2015. The new ships are needed to upgrade our fleet and handle increased production volumes. Upgrades will include replacing single-hulled tankers with double-hulled vessels and replacing vessels nearing the end of their 25-year useful life.

We have signed contracts with three shipyards for 23 of these vessels for delivery between 2010 and 2014, including:

•	ten Suezmax and five Aframax ships to be constructed by the Atlantico Sul shipyard, in Suape, Pernambuco;

•	four Panamax ships to be constructed by the EISA shipyard in Rio de Janeiro; and

•	four tankers to be constructed by the Mauá shipyard in Niterói.

We expect that we will continue to charter additional vessels as needed in the future.

     The table below shows our operating fleet and vessels under construction as of December 31, 2008.

	In Operation		Under Construction
		000 Tons		000 Tons
		Deadweight		Deadweight
	Number	Capacity	Number	Capacity

Owned fleet:
Tankers	45	2,666,082	23	2,620,450
LPG tankers	6	40,146	0	0
Anchor Handling Tug Supply (AHTS)	1	1,920	0	0
Floating, Storage and Offloading (FSO)	1	28,903	0	0
Layed-up vessel	1	143,929	0	0

Total	54	2,880,980	23	2,620,450

Chartered vessels:
Tankers	111	11,092.76
PG tankers	24	539.09

Total	135	11,631.85

Prior to the 1997 Oil Law, we held a monopoly on Brazilian oil and natural gas pipelines and shipping oil products to and from Brazil. The Oil Law provided for open competition in the construction and operation of pipeline facilities and gave the ANP the power to authorize other entities to transport crude oil, natural gas and oil products. We subsequently transferred our transportation and storage network and fleet to a separate wholly owned subsidiary, Petrobras Transporte S.A.—Transpetro. The transfer was required by the Oil Law and facilitates access to excess capacity by third parties on a non-discriminatory basis. We enjoy preferred access to the Transpetro network based on our historical usage levels. In practice, third parties make very limited use of this network.

We have distributed ethanol to the domestic market through our pipelines for 30 years. As the global demand for ethanol has increased, we are investing to expand our ethanol pipeline and logistics capacity, including:

•	converting the existing oil products pipeline between Guararema and Guanabara Bay to transport 2.88 mmm3/y of ethanol by June 2010, with a plan to expand to 4 mmm3/y by December 2010; and

•	building a new ethanol pipeline from Paulínia to São Sebastião to transport 12.9 mmm3/y of ethanol, primarily for export.

Petrochemicals and Fertilizers

Our petrochemicals operations provide a growing market for the crude oil and other hydrocarbons we produce, increase our value added and provide domestic sources for products that would otherwise be imported. We aim to expand our petrochemicals operations in Brazil and elsewhere in South America and to integrate these into our overall business.

Our strategies are to:

•	increase domestic production of basic petrochemicals and engage in second generation and biopolymers activities through investments in companies in Brazil and abroad, capturing synergies within all our businesses; and

•	increase production of fertilizers in order to supply the Brazilian market.

In the past, the Brazilian petrochemicals industry was fragmented into a large number of small companies, many of which were not internationally competitive and were therefore poor customers for our petrochemical feedstocks.

In 2008, we participated in the consolidation and restructuring of the Brazilian petrochemicals industry.

In June 2008, we combined our interests in Suzano Petroquímica (Suzano), including our interest in Rio Polímeros S.A. and Petroquímica União, with certain petrochemical assets of União de Indústrias Petroquímicas S.A. (Unipar) in a new company, Quattor Participações (Quattor). Both we and Unipar increased production of polyolefins and basic petrochemicals as a result of this joint venture.

Also in 2008, Odebrecht S.A., Nordeste Química S.A. and Braskem S.A. (Braskem) implemented a similar restructuring in connection with the acquisition of Ipiranga Química’s assets.

We and our partners combined our interests in certain petrochemical companies at Braskem.

As a result of this restructuring, we hold minority stakes in the two principal companies in the Brazilian petrochemical industry, Quattor (40% of total capital, 40% of voting stock) and Braskem (23.8% of total capital, 31% of voting stock).

     Quattor and Braskem together operate 27 petrochemical plants producing basic petrochemicals and plastics, and related distribution and waste processing operations. The table below shows the primary production capacities of each of Quattor and Braskem as of December 31, 2008.

Petrochemical Materials	Nominal Capacity
(mmt/y)

Quattor Participações
Ethylene	1.02
Propylene	0.32
Cumene	0.31
Polyethylene	1.01
Polypropylene	0.88

Braskem
Ethylene	2.48
Propylene	1.13
Polyethylene	1.82
Polypropylene	1.04
PVC	0.52

Through our minority holdings in Brazil’s two new major petrochemicals companies, we can better participate in planning the industry’s future needs.

We have four new petrochemicals projects under construction or in various stages of engineering or design:

•	Complexo Petroquímico do Rio de Janeiro—Comperj: a 150 mbbl/d petrochemical facility that will use our innovative proprietary Petrochemical FCC technology to convert Brazilian heavy crude into basic and intermediate petrochemicals, plastic resins, aromatics, coke, diesel oil and naphtha. We are in the process of selecting strategic partners and planning this project with a goal of starting up in 2012;

•	Companhia Petroquímica de Pernambuco—PetroquímicaSuape: a 700,000 t/y purified terephthalic acid plant to start up in 2010. PetroquímicaSuape was originally a joint venture between Companhia Integrada Têxtil do Nordeste—Citene and Petroquisa. In August 2008, Citene declared its intention to withdraw from this partnership and Petroquisa subsequently acquired 100% of the project. Construction began in 2008;

•	Companhia Integrada Têxtil de Pernambuco—Citepe: a 240,000 t/y of polyester yarn facility expected to start up in 2010; and

•	Companhia de Coque Calcinado de Petróleo—Coquepar: two calcined petroleum coke plants, one in Rio de Janeiro and one in Paraná, with a combined capacity of 700,000 t/y. The first of the two plants is expected to start up in 2011. Coquepar is a joint venture between Petroquisa (40%), Unimetal (30%) and Brazil Energy (30%).

Our fertilizer plants in Bahia and Sergipe produce ammonia and urea for the Brazilian market. In 2008, these plants sold a combined 231,000 t of ammonia and 695,000 t of urea. We are currently conducting feasibility studies for two additional fertilizer facilities:

•	Bahia: 120,000 t/y nitric acid plant to supply Pólo Petroquímico de Camaçari; and

•	South-Central Brazil: facility (UFN-3) to produce 1 million t/y of urea and 760,000 t/y of ammonia from natural gas.

Distribution

Our Distribution segment sells oil products that are primarily produced by our Supply operations and works to expand the domestic market for these and other liquid and transportation fuels. Our primary goals are to: create value by meeting growing customer needs for fuels, including both traditional hydrocarbons and biofuels; and sustain and expand our market share by providing superior quality, service and leadership in the growing biofuels sector.

We supply and operate Petrobras Distribuidora S.A.—BR, which accounts for 34.9% of the total Brazilian distribution market, according to the ANP. BR distributes oil products, ethanol and biodiesel, and vehicular natural gas to retail, commercial and industrial customers. In 2008, BR sold the equivalent of 698.0 mbbl/d of oil products to wholesale and retail customers, of which the largest portion (39.6%) was diesel.

Distribution Key Statistics

	2008	2007	2006
	(U.S.$ million)

Distribution:
Net operating revenues	30,892	23,320	18,681
Income before minority interest and income tax	1,245	676	451
Total assets at December 31	4,775	5,652	3,675
Capital expenditures	309	327	351

At December 31, 2008, our BR network included 5,998 service stations, or 17.1% of the stations in Brazil. This total does not include the 784 stations in Northern, Northeastern and Northwestern Brazil that we acquired from Ipiranga in 2007, and which were incorporated into the BR network in April 2009. See “—Supply—Petrochemicals and Fertilizers.” The integration of Ipiranga and its service stations into our network was approved by the Conselho Administrativo de Defesa Econômica, or CADE (Brazilian Antitrust Authority) in December 2008.

BR was Brazil’s leading service station in 2008, with BR-owned and franchised stations making 26.3% of Brazil’s retail diesel, gasoline, ethanol, vehicular natural gas and lubricant sales, according to the ANP. Most BR stations are owned by franchisees that use the BR brand name under license and purchase exclusively from us; we also provide technical support, training and advertising. We own 656 of the BR stations and are required by law to subcontract the operation of these owned stations to third parties.

The retail fuel market in Brazil is highly competitive and we expect that prices will be subject to continued pressure. We seek to enhance profitability and customer loyalty by building on our strong brand image and providing superior quality and service. We believe that our market share position is supported by a strong BR brand image and by the remodeling of service stations and the addition of lubrication centers and convenience stores.

The primary fuel used in Brazil is diesel, which accounts for approximately 766.8 mbbl/d (45.5%) of the total Brazilian fuels market. By law, all diesel sold in Brazil from July 2008, was required to be at least 3% biodiesel; this proportion will be increased to 4% in July 2009. We acted as a catalyst for developing the new market by securing and blending biodiesel supplies and furnishing these to smaller distributors as well as our own service stations. Brazil is a global leader in the use of ethanol as a fuel for light vehicles. Today, 91.2% of new gasoline vehicles sold in Brazil have flexfuel capability, and service stations offer a choice of 100% ethanol as well as a blend of 25% ethanol and gasoline, as required by the regulator. Although we do not produce ethanol, we have supported the development of that market by distributing and wholesaling ethanol and by stimulating improvements in product quality.

Service stations in our network also sell vehicular natural gas. The number of stations offering this product increased to 453 in December 2008, from 409 in December 2007, and total gas sales in 2008 were 566 mmm3 (19,989 mmcf).

We also distribute oil products and biofuels under the BR brand to commercial and industrial customers. Our customers include aviation, transportation and industrial companies, as well as utilities and government entities, all of which generate relatively stable demand.

We also sell oil products produced by our Supply operations to other retailers and to wholesalers.

Our LPG distribution business, Liquigas Distribuidora, held a 22.3% market share and ranked third in LPG sales in Brazil in 2008, according to the ANP.

We participate in the retail sector in other Latin American countries through our International business segment. See “—International.”

Gas and Energy (Gas, Power and Renewables—Brazil)

For many years, we have been simultaneously developing Brazil’s natural gas reserves, infrastructure and markets. As part of this process, we developed gas sources off shore Brazil and in Bolivia, the Bolivia-Brazil gas pipeline, a domestic transportation system and gas-fired electric power generation capacity. We built two LNG terminals in 2008 to supplement our domestic supply of natural gas. These initiatives contributed to increase our supply of natural gas from approximately 11.0 mmm3/d (388.5 mmcf/d) in 1999 to 60.7 mmm3/d (2,143.6 mmcf/d) in 2008. Natural gas supplied 3.7% of Brazil’s total energy needs in 1998 compared to 10.3% today and a projected 14.0% in 2010, according to Empresa de Pesquisa Energética, a branch of the Ministry of Mines and Energy.

The development plans of our Exploration and Production operations are expected to result in substantial increases in gas production from the Espírito Santo and Santos basins off the Brazilian coast, including from pre-salt reservoirs. We are investing in transportation infrastructure to deliver these new volumes to markets in Northeastern and Southeastern Brazil and to improve the flexibility of our distribution system. Natural gas imported from Bolivia will play a lesser though still important role in our operations as we increase domestic gas production. We are also improving our commercial operations through a suite of natural gas sales contracts that better allow us to match supply and demand for gas and electric power.

Our primary goals for our gas and energy segment are to:

•	add value by monetizing Petrobras’ natural gas reserves;

•	assure flexibility and reliability in the commercialization of natural gas in thermoelectric and non-thermoelectric markets;

•	expand our LNG business to meet demand and diversify our supply of natural gas; and

•	optimize our thermoelectric power plant portfolio.

Gas and Energy Key Statistics

	2008	2007	2006
	(U.S.$ million)

Gas and Energy:
Net operating revenues	8,802	4,912	4,090
Loss before minority interest and income tax	(504)	(947)	(414)
Total assets at December 31	14,993	15,536	9,597
Capital expenditures	4,256	3,223	1,664

Natural Gas

Our natural gas business comprises three activities: transportation (building and operating natural gas pipeline networks in Brazil); equity participation in distribution companies that sell natural gas to end-users; and commercialization (purchase and resale).

Transportation

Our natural gas transportation system in Brazil comprises two main pipeline networks — the 4,413 km (2,743 mile) Malha Sudeste (Southeast Network), which connects our main offshore natural gas producing fields in the Campos and Espírito Santo basins to the growing markets of the Southeast Region, including Rio de Janeiro and São Paulo, and the 1,980 km (1,231 mile) Malha Nordeste (Northeast Network), which transmits gas from onshore and offshore natural gas fields in the Northeast to consumers in that region. The Southeast Network includes the 2,593 km (1,612 mile) Brazilian portion of the Bolivia-Brazil natural gas pipeline. The two main pipeline networks will be linked by the Southeast Northeast Interconnection Gas Pipeline (GASENE), which we expect to be completed by the first quarter of 2010. In the Northern Region, the 660 km (410 mile) Urucu-Coari-Manaus pipeline will connect the Solimões Basin to Manaus, where natural gas will be used primarily to generate electric power, and also to meet industrial, commercial and retail demand.

In 2008, we invested U.S.$3.3 billion to improve and expand our natural gas transportation system. We extended our natural gas transport system by a total of 776 km (482 miles) to 6,933 km (4,309 miles), including the following additions to the Southeast and Northeast Networks:

•	303 km (188 mile) gas pipeline linking Cabiúnas to Vitória, the site of the gas processing facility that handles gas produced from the Campos

Basin. This pipeline has the capacity to transport up to 20 mmm3/d (707 mmcf/d) from the Espírito Santo Basin to the Southeast Region;

•	255 km (158 mile) addition to the Campinas—Rio pipeline in the Southeast Region with capacity to transport up to 8.6 mmm3/d (303.7 mmcf/d) of natural gas, increasing our ability to deliver volumes imported via the Bolivia-Brazil gas pipeline to market;

•	196 km (122 mile) gas pipeline linking Catu to Itaporanga with the capacity to transport up to 10 mmm3/d (353 mmcf/d) of natural gas from the Manati gas field and other sources to the Northeast Region; and

•	22 km (14 mile) gas pipeline linking the Pecém LNG terminal to our distribution network in the Northeast Region with capacity to transport up to 7 mmm3/d (247 mmcf/d) of natural gas.

In addition, we are in the final stages of a pipeline construction program that will connect most of Brazil’s principal gas pipelines, allowing gas to be transported through pipelines from the South to the Northeast of the country and from the Solimões Basin to the Amazonian market. This will increase the capacity and flexibility of our natural gas networks and allow us to make better use of growing gas supplies. We expect that the program will be completed by the first quarter of 2010. The program includes:

•	constructing the 954 km (593 mile) final section of the GASENE, completing the link between Malha Sudeste and Malha Nordeste. This pipeline will transport up to 20 mmm3/d (707 mmcf/d) from

Cacimbas to the city of Catu in the State of Bahia and will be completed in the first quarter of 2010; and

•	completing the 660 km (410 mile) Urucu-Coari-Manaus pipeline, which will supply up to 5.5 mmm3/d (194 mmcf/d) of natural gas from the Solimões Basin to the city of Manaus starting in the third quarter of 2009.

     The map below shows our existing pipelines and our pipelines under construction.

We have completed construction of two LNG terminals, one in Rio de Janeiro with a send-out capacity of 20 mmm3/d (706 mmcf/d) that was completed in January 2009, and the other in Pecém in Northeastern Brazil with a send-out capacity of 7 mmm3/d (247 mmcf/d) that was completed in December 2008. The terminals will be supported by two large LNG regasification ships with a capacity of 14 mmm3/d (494 mmcf/d) and 7 mmm3/d (247 mmcf/d), respectively. The new terminals and regasification ships give us the flexibility to import gas from other sources to supplement domestic natural gas supplies. We have negotiated and signed with several companies LNG supply contracts and Master Sales Agreements that will be used to acquire spot cargoes as needed.

Equity Participation in Distribution Companies

Under Brazilian law, each state holds a monopoly over local gas distribution. Most states have formed companies to act as local gas distributors and we hold interests that vary from 24% to 100% in 20 of these 27 distribution companies. Nonetheless, in all of the companies where we hold a minority stake, we appoint executive officers and members of the board of directors. The State of Espírito Santo has assigned us exclusive rights to distribute natural gas through our BR subsidiary. In 2008, Brazil’s distribution companies sold a combined 50 mmm3/d (1,732 mmcf/d) of natural gas, of which our share was 22%, according to our estimates.

     The map below shows the name and location of each local gas distributor in which we have an equity interest and our share in those companies.

     Our most significant distribution holdings are:

			Average Gas Sales in
Name	State	Group Share %	2008 (mmm3/d)	Customers

CEG RIO	Rio de Janeiro	37.40	8.99	21,537
BAHIAGAS	Bahia	41.50	3.47	277
GASMIG	Minas Gerais	40.00	2.41	269
BR	Espirito Santo	100.00	1.83	13,480

According to our estimates, our two most significant holdings, CEG Rio and Bahiagás, sold 18.3% and 7.1% of Brazil’s national gas volumes in 2008, respectively. CEG Rio and Bahiagás are Brazil’s second and fourth largest gas distributors. These companies, together with independent distributors Comgás (28.3% of Brazil’s 2008 national gas volumes) and CEG (17.3% of the same), supply 71% of the Brazilian market.

Commercialization

In 2008, our Gas and Energy segment supplied an average 60.7 mmm3/d (2,143.6 mmcf/d) of natural gas for consumption. Of the 2008 total, 18.3% was used in our refineries, 21.1% was used for thermoelectric power generation and the remaining 60.6% was consumed by industrial, commercial and retail natural gas users.

In 2008, our Exploration and Production segment supplied 50% of our total gas needs and we imported the balance of 50% from Bolivia. We expect the proportion of domestic gas in our total supply mix to increase in future years as our Exploration and Production segment brings new gas fields on stream.

     The table below shows the sources of our natural gas supply, our sales and internal consumption of natural gas, and our revenues for each of the past three years:

Supply and Sales of Natural Gas	2008	2007	2006
	(mmm3/d)

Sources of natural gas supply
Domestic production	30.3	22.4	21.9
Imported from Bolivia	30.4	26.9	24.4
Liquified Natural Gas	0.0	0.0	0.0

Total natural gas supply	60.7	49.3	46.3

Sales of natural gas
Sales to local gas distribution companies(1)	36.8	35.1	33.7
Sales to gas-fired power plants	12.8	4.1	6.1

Total sales of natural gas	49.6	39.3	39.8

Internal consumption (refineries and gas-fired power plants)(2)	11.1	10.0	6.5
Revenues (U.S.$ billion)(3)	6.0	3.4	1.8

(1)	Includes sales to local gas distribution companies in which we have an equity interest.

(2)	Includes gas used in the transport system.

(3)	Excludes internal consumption.

     The table below shows how the natural gas we supplied was utilized in our principal markets from 2006 to 2008:

Natural Gas Consumption	2008	2007	2006
	(mmm3/d)

Industrial, commercial and retail	36.8	35.1	33.7
Gas-fired power plants	14.7	5.8	6.1
Refineries	7.9	10.3	6.5

Consumption by industrial, commercial and retail natural gas customers increased 4.5% per year from 2006 to 2008. The increase in the non-thermoelectric market was due mainly to the competitive price of natural gas compared to fuel oil, the primary energy alternative. Thermoelectric consumption increased 153% from 2007 to 2008, due primarily to increased participation by gas-fired plants in Brazil’s power grid.

Gas Sales Contracts and Pricing

In 2007, we adopted a new suite of gas contracts that offer customers four different supply options to give us the flexibility to match our gas sales more closely to the volumes we have available. The principal characteristics of these contracts are:

•	Firm Inflexible: the distributor assures payment under take-or-pay contracts and we guarantee delivery of the contracted volume.

•	Firm Flexible: we may interrupt supplies in accordance with negotiated conditions, in which case we agree to supply a substitute fuel and compensate the end user for additional costs. The price is equivalent to the gas sold under Firm Inflexible contracts.

•	Interruptible: we have the right to interrupt supplies in accordance with negotiated conditions and the distributor or end user is responsible for finding alternative fuels. The distributor pays a lower price for gas under this type of contract.

•	Preferential: we are obligated to provide natural gas as demanded, but the consumer has the right to interrupt purchases at any time. We expect this type of contract to be used predominantly by thermoelectric customers using LNG.

The price of gas under the first three contracts includes a fixed component, which is revised annually based on the IGP-M inflation index, and a variable component, which is revised quarterly based on a fuel oil basket and exchange rate variation. Preferential contracts are priced based on a fixed component, which is revised annually based on the IPCA inflation index, and a variable component based on the price of imported LNG, which is revised monthly based on the Henry Hub rate and exchange rate variation.

During 2008, we converted nine out of 18 customers to the new contracts in addition to the three customers converted in 2007. Of our total sales of 36.8 mmm3/d (1,299.6 mmcf/d) to distribution companies in the non-thermoelectric market in 2008, approximately 53% was delivered under the new contracts. We will use the new contracts to deliver up to 63% of the volumes committed to the non-thermoelectric market through 2012.

The table below shows the volumes committed to the non-thermoelectric market through 2012 under the new supply contracts:

	Type of Supply Contract
Year Contract Signed	Firm Inflexible	Firm Flexible	Interruptible	Total
		(mmm3/d)

2007	7.37	1.75	2.6	11.72
2008	15.24	2.03	1.90	19.17

Total	22.61	3.78	4.50	30.89

The table below shows our future gas supply commitments from 2009 to 2013, including sales to both local gas distribution companies and gas-fired power plants.

Natural Gas Sales Contracts	2009	2010	2011	2012	2013
	(mmm3/d)

To local gas distribution companies:
Related parties(1)	15.06	17.16	18.66	19.23	19.50
Third parties	17.63	18.09	17.68	17.36	17.21
To gas-fired power plants:
Related parties(1)	4.71	3.57	4.65	3.72	3.39
Third parties	0.82	6.38	7.06	8.00	8.71

Total(2)	38.22	45.20	48.05	48.31	48.81

Estimated contract revenues (U.S.$ billion)(3)(4)	3.5	4.0	4.5	4.8	5.0

(1)	For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have an equity interest.
(2)	Estimated volumes are based on “take or pay” agreements in our contracts, expected volumes and contracts under negotiation, not maximum sales.
(3)	Figures show revenues net of taxes. Estimates are based on outside sales and do not include internal consumption or transfers.
(4)	Prices may be adjusted in the future and actual amounts may vary.

Long-Term Natural Gas Commitments

When we invested in the Bolivia-Brazil pipeline in 1996, we entered into a series of long-term contracts with three companies:

•	Gas Supply Agreement (GSA) with the Bolivian state-owned company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase certain minimum volumes of natural gas at prices linked to the international fuel oil price through 2019, after which the agreement may be extended until all contracted volume is delivered. In February 2007, we agreed to make additional payments to YPFB for liquids contained in the natural gas purchased through the GSA, in the amount of between U.S.$100 million and U.S.$180 million per year. The amendment to the GSA is still under negotiation, and payment will be retroactive to May 2007;

•	Ship-or-Pay agreement with Gás Transboliviano (GTB), owner and operator of the Bolivian portion of the pipeline to transport certain minimum volumes of natural gas through 2019; and

•	Ship-or-Pay agreement with Transportadora Brasileira Gasoduto Bolivia-Brasil (TBG), owner and operator of the Brazilian portion of the pipeline to transport certain minimum volumes of natural gas through 2019.

     Our volume obligations under the ship-or-pay arrangements were generally designed to match our gas purchase obligations under the GSA. The tables below show our contractual commitments under these agreements for the five-year period from 2009 through 2013.

Commitments to Purchase and Transport Natural Gas	2009	2010	2011	2012	2013

Purchase commitments to YPFB
Volume obligation (mmm3/d)(1)	24.06	24.06	24.06	24.06	24.06
Volume obligation (mmcf/d)(1)	850.00	850.00	850.00	850.00	850.00
Brent crude oil projection (U.S.$)(2)	58.00	61.00	72.00	74.00	68.00
Estimated payments (U.S.$ million)(3)	1,488.00	1,235.00	1,359.00	1,475.00	1,441.00
Ship-or-pay contract with GTB
Volume commitment (mmm3/d)	30.00	30.00	30.00	30.00	30.00
Volume commitment (mmcf/d)	1,059.00	1,059.00	1,059.00	1,059.00	1,059.00
Estimated payments (U.S.$ million)(4)	59.08	59.37	59.67	59.98	60.28
Ship-or-pay contract with TBG
Volume commitment (mmm3/d)	30.00	30.00	30.00	30.00	30.00
Volume commitment (mmcf/d)	1,059.00	1,059.00	1,059.00	1,059.00	1,059.00
Estimated payments (U.S.$ million)(4)	398.21	400.20	402.20	404.21	406.23

(1)	25.3% of contracted volume supplied by Petrobras Bolivia.
(2)	Brent price forecast based on our 2009-2013 Business Plan.
(3)	Current prices. Gas prices may be adjusted in the future based on contract clauses and actual amounts may vary.
(4)	Amounts calculated based on current prices defined in natural gas transport contracts.

Power

Brazil has a total of 98,809 MW of installed electric power capacity, of which around 81% is in low-cost hydroelectric stations that supply around 89% of the country’s electric power needs. While hydroelectric power facilities have many advantages, and are particularly suited to meeting base electric power needs, they cannot be readily expanded, have limited ability to meet surges in demand and are vulnerable to periods of prolonged drought. Brazil has accordingly been developing thermoelectric power generation capacity to supplement the base hydroelectric system. Thermoelectric generation is expected to play an increasing role in meeting Brazil’s power needs as the country’s economic growth fuels the demand for energy.

As part of this national trend, we have been developing and operating gas-fired thermoelectric power generation plants. We currently own stakes in 23 thermoelectric power plants, and we control 14 of them. As a result of our investments in the power sector, we currently provide 50% of the total gas-fired thermoelectric i nstalled capacity in Brazil, according to the ANEEL.

During 2008, we generated 2,025 MWavg of electricity, of which 78% was generated in the Southeast Region of the country, 8% in the South, and 14% in the Northeast.

Electricity Sales

We participate in the Brazilian power market by selling “standby availability” to public utilities in regulated auctions and entering into bilateral contracts primarily with power distribution companies. We sold an average of 1,902 MWavg in 2008 compared to an average of 1,535 MWavg in 2007, a 24% increase. Our strategy also includes exporting energy to neighboring countries. In 2008, we exported 39.4 MWavg to Argentina and Uruguay.

Our gas-fired power plants have 4,550.0 gross MW of installed capacity, equal to about 5% of Brazil’s total power grid. We also control one oil-fired thermoelectric power plant with 31.8 gross MW of installed capacity. At year-end 2008, however, we had only 1,815 MW of commercial capacity at these plants due to gas supply constraints. Commercial capacity is the power-generating capacity that the Brazilian regulator allows us to sell as determined by a certification process.

     The table below shows our installed capacity, certified commercial capacity and electricity generation for each of the last three years:

Petrobras Installed Capacity and Utilization	2008	2007	2006
	(MW)

Gross installed capacity	4,581.8	4,261.8	4,143.0
Net installed capacity	4,427.0	4,112.0	3,997.0
Certified commercial capacity(1)	1,595.0	1,682.0	2,083.0
Electricity generated(MWavg)	2,025.0	578.3	354.4

(1)	Weighted average of certified commercial capacity for the year.

Standby Availability

Non-base-load thermoelectric plants like ours are used to supplement hydroelectric generation when needed. Historically, Brazil’s power pricing regime made it difficult for such plants, which operate at low average utilization rates, to cover their operating costs and provide a return on capital. In 2004, Brazil enacted the New Regulatory Model for the power sector, under which public utilities are required to secure their expected energy needs under long-term contracts through auctions coordinated by the Ministry of Mines and Energy. Thermoelectric power generators bid in these auctions to supply “standby availability” up to their certified commercial capacity, although they will not necessarily be called upon to generate this power. Only that portion of our thermoelectric capacity defined as New Energy under the New Regulatory Model for the power sector is eligible to be sold through the auction system.

In the 2005 and 2006 auctions, we sold standby availability of 1,391 and 205 MWavg, respectively, on 15-year contracts beginning in 2008 to 2011. Under the terms of these contracts, we will be compensated a fixed amount whether or not we generate any power, and we receive an additional amount for the energy we actually generate at a price that is set on the date of the auction and revised annually based on an inflation-adjusted fuel oil basket. These contracts generate losses when our actual costs of generating power increase and our prices as adjusted by the formula do not rise accordingly. In the 2007 auction, we did not sell all our eligible available capacity because gas-fired plants were less competitive than other sources of power. We did not participate in the 2008 auction due to a lack of eligible thermoelectric capacity.

Bilateral Contracts

We sell most of the commercial capacity that is not defined as New Energy under long-term bilateral contracts, primarily with power distribution companies. Such contracts are subject to the regulations that governed the power sector in Brazil before the enactment of the New Regulatory Model for the power sector. Under these agreements, we are compensated for our thermoelectric capacity based on a combination of factors, including whether or not we actually generate energy, the certified power generation capacity of each power plant, and conditions of supply and demand in Brazil’s power market. Each of these factors are determined by the appropriate regulatory bodies in Brazil, including the Ministry of Mines and Energy, the Operador Nacional do Sistema Elétrico—ONS (National Electricity System Operator), and the Câmara de Comercialização de Energia Elétrica—CCEE (Electricity Trading Board).

Our revenues under these contracts have been reduced by the limited supply of natural gas, which affects the certified power generation capacity of our gas-fired plants. Even as we increase the available supply of natural gas, our earnings under these contracts are difficult to predict because the net margins are subject to adjustments coordinated by the CCEE. Additionally, the contracts do not permit us to directly pass on to our customers changes in the cost of acquiring natural gas. In 2009, 1,124 MWavg of our generating capacity will be subject to the terms of these bilateral contracts, with 1,032 MWavg committed in 2010, 1,030 MWavg in each of 2011 and 2012 and 1,029 MWavg in 2013. The agreements will run off gradually, with the last contract expiring in 2028.

During periods of high international gas prices and low demand for power in Brazil, it is often more profitable for us to sell our gas directly to the market than to generate contracted amounts of energy from our own gas-fired plants. Under these circumstances, we have the flexibility to fulfill our contractual commitments by purchasing power from third parties. In the past, limited supplies of natural gas affected our ability to generate electricity from our own thermoelectric plants, even when it would have been profitable for us to do so. Problems with our natural gas infrastructure also exposed us to fines when we were unable to deliver contracted amounts of electricity. We paid fines in the total amount of R$434 million (U.S.$236 million) in 2008, R$89 million (U.S.$48 million) of which related to events that occurred in 2007. We expect to be able to fully supply our gas-fired plants when our natural gas distribution network is completed in 2010. At that time, we expect to have even greater flexibility to decide, on a weekly basis, how best to utilize our gas resources in the thermoelectric or non-thermoelectric markets based on prevailing economic conditions.

Increasing Our Commercial Capacity

In May 2007, in accordance with rules applicable to the industry, we entered into an agreement with the ANEEL under which we are required to increase our ability to supply power to the grid from our own plants to 4,766.1 MW by 2011. We will accomplish this by increasing natural gas supplies, including LNG, converting some existing power plants to dual-fuel operation and leasing backup oil-fired power plants. Exclusive of our own power requirements, we expect to have an average 3,259 MW commercial capacity available for sale by 2011, of which approximately 49% has already been sold in the 2005 and 2006 auctions and 46% is subject to bilateral contracts.

     The following table summarizes our commitments under standby availability and bilateral contracts, power purchased from third parties, and the power we expect to be available for sale if the infrastructure to deliver gas to our thermoelectric power plants is completed.

	2008	2009	2010	2011
	(MWavg)

Standby availability contracts	352	821	1,391	1,596
Bilateral contracts	1,902	1,438	1,789	1,737
Commercial capacity(MW)(1)	1,595	2,707	3,543	3,724
Purchased from third parties	888	230	200	200
Available for sale(1)	229	679	563	591

(1)	Projections based on existing capacity and expected supply of gas

Renewable Energy and Reduction of Greenhouse Gases (GHG)

We have also invested in a number of renewable power generation sources in Brazil including wind, solar and small hydroelectric plants. Our small hydroelectric plants have 243 gross MW of installed capacity, of which 73.4 MW is expected to become operational in 2009.

As part of our 2020 Strategic Plan, we adopted climate change guidelines to reduce GHG under the Clean Development Mechanism. Among our GHG reduction projects are the development of a wind energy plant in Northeastern Brazil, a small hydroelectric plant in Southeastern Brazil, power generation using turbo expanders at our refineries, reducing nitrous oxide emissions at our fertilizer plants and the use of waste heat for cogeneration at our refineries.

Our Internal Energy Conservation Program works to improve energy efficiency in all our units. In 2008, we avoided nearly 40 thousand tons of carbon dioxide emissions as a result of this program.

Bio-Renewables

We aim to become a major producer of biodiesel in Brazil and actively participate in Brazil’s growing ethanol industry, particularly in the production, transportation and exportation of ethanol. Brazil has highly favorable climate and soil conditions for growing sugarcane and vegetable oil crops and is an important player in the international biofuels market.

Ethanol from sugarcane is widely used as a substitute for gasoline in Brazil. We do not currently produce ethanol, but distribute it through our Distribution business segment. We intend to expand our participation in the ethanol business through partnerships with ethanol producers and international offtakers where our role would primarily be as a producer, transporter and exporter of Brazilian ethanol. We also intend to participate in the growth of the domestic ethanol market by investing in ethanol plants that will reach 63.6 mbbl/d of production by 2013.

In recent years, we invested in the introduction of biodiesel into the Brazilian market. By law, all diesel sold in Brazil was required to be at least 2% biodiesel since January 2008; this proportion was increased to 3% in July 2008. In an effort to adhere to this mandate, we have been securing and blending biodiesel supplies and furnishing these to smaller distributors as well as our own service stations.

We have signed contracts to secure the purchase of vegetable oils from family farmers and industrial producers in order to supply our three biodiesel plants with a combined capacity of 2,950 bbl/d. These plants are located in Northeastern Brazil at Candeias and Quixada and in Southeastern Brazil at Montes Claros. We intend to increase our participation in the industry, with a targeted installed capacity to produce 11 mbbl/d of biodiesel in Brazil by 2013. The creation of Petrobras Biocombustível in July 2008 to consolidate all initiatives regarding ethanol and biodiesel production reinforces our commitment to the environment and social responsibility.

We have also developed a new refining technology (H-Bio) that allows us to introduce vegetable oils into our existing refineries to produce a cleaner form of diesel. Six of our refineries are already prepared to use H-Bio technology and we plan to adapt all of our refineries for this process, which will give us increased raw materials flexibility and access to markets seeking cleaner forms of diesel.

International

We have operations in 23 countries outside Brazil that encompass all phases of the energy business. Our primary goals for our international operations are to:

•	use our technical expertise in deepwater exploration and production to participate in high-potential and frontier offshore regions; and

•	expand and integrate international downstream operations with our domestic activities.

International Key Statistics

	2008	2007	2006
	(U.S.$ million)

International:
Net operating revenues	10,940	9,101	6,071
Income (loss) before minority interest and income tax	(605)	(237)	571
Total assets at December 31	13,439	11,717	10,274
Capital expenditures	2,908	2,864	2,637

The net operating revenues of our International segment represented 9.3% of our total net operating revenues in 2008, (10.4% in 2007 and 8.4% in 2006). The total assets of our International segment at December 31, 2008 represented 10.7% of our total assets (9.0% in 2007 and 10.4% in 2006).

International Upstream Activities

We aim to integrate our operations by capturing synergies in our upstream and downstream operations within Latin America, North America and Asia. We are focusing our international upstream activities on areas such as the Gulf of Mexico and West Africa, where there are opportunities to leverage the deepwater expertise we have developed in Brazil. We also have preliminary exploratory efforts underway in North Africa, Asia, Europe and the Middle East. Our recent discoveries of reserves in the pre-salt reservoirs in Brazil have led us to reduce our planned expenditures for international activities, relative to our domestic activities.

During 2008, we conducted exploration and production activities in 19 countries outside Brazil (Argentina, Bolivia, Colombia, Ecuador, Mexico, Peru, Venezuela, the U.S., Angola, Nigeria, Tanzania, Mozambique, Senegal, India, Portugal, Iran, Pakistan, Libya and Turkey). See “—Overview of the Group” for information about production and reserves in individual countries.

During 2008, our capital expenditures for international exploration and production represented 16.1% of our total capital spending for exploration and production.

We have contracted three drilling units and one platform to support our ultra-deepwater exploration operations in West Africa and the U.S. Gulf of Mexico, among other regions. These rigs will go into operation between 2009 and 2011 under five- to ten-year contracts.

     The table below shows our international exploration expenditures and how these were distributed geographically in 2008, 2007 and 2006.

	2008	2007	2006

Total capex international exploration (U.S.$ billion)	0.92	1.17	1.26
Of which:
South America	9.74%	11.57%	11.70%
Argentina	5.43%	3.27%	6.40%
Bolivia	2.90%	0.01%	0.60%
Colombia	0.00%	6.67%	3.60%
Peru, Ecuador, Venezuela	1.41%	1.62%	1.10%
West Coast of Africa	4.47%	5.76%	43.70%
Gulf of Mexico	53.92%	23.72%	31.50%
Drilling rigs and other(1)	31.87%	58.95%	13.10%

(1)	In 2008, 31.52% of the 31.87% relates to investments in drilling rigs.

     In 2008, our net production outside Brazil averaged 123.6 mbbl/d of crude oil and NGLs and 17.1 mmm3/d (602.6 mmcf/d) of natural gas. The table below shows our international development capital expenditures and how these were distributed geographically in 2008, 2007 and 2006.

	2008	2007	2006

Total capex international development (U.S.$ billion)	1.62	1.39	1.04
Of which:
South America	44.27%	40.55%	41.80%
Argentina	30.81%	21.48%	26.50%
Bolivia	1.21%	1.60%	1.30%
Colombia	4.80%	5.55%	2.80%
Peru, Ecuador, Venezuela	7.45%	11.92%	11.20%
West Coast of Africa	38.32%	36.05%	41.00%
Gulf of Mexico	17.41%	23.40%	17.20%

Latin America

We are active in nearly all of the key hydrocarbon basins of Argentina, Bolivia, Colombia, Ecuador, Mexico, Peru and Venezuela. In 2008, our average net production from the region (excluding Brazil) was 211.6 mboe/d, or 94.44% of our international production. Reserves in the region represent 86.27% of our international reserves.

Our largest operating region outside Brazil is Argentina, which in 2008 represented 44.65% of our international production. We operate in the country primarily through our 67.2% interest in Petrobras Energia S.A. (PESA). Our production is concentrated in the Neuquen, Austral and San Jorge basins with a smaller contribution from the Noroeste Basin. During 2008, we increased our stake in the Sierra Chata and Parva Negra blocks to 45.55% and 100%, respectively, and acquired a 13.72% stake in the El Tordillo and La Tapera—Puesto Quiroga blocks. In addition, we signed an agreement with two partners to explore two blocks in the Malvinas Basin and one block in the Golfo San Jorge Basin, in which Petrobras Energia S.A. (PESA) has a 33% interest. Our production in Argentina averaged 100.0 mboe/d in 2008. At December 31, 2008, our proved reserves were approximately 290.6 mmboe, representing a decline of 1.45% from 2007.

In Bolivia, we produced an average of 276.40 mmcf/d of natural gas in 2008, 20.53% of our total international production, principally from the San Alberto and San Antonio fields. Following enactment of the Bolivian government’s May 1, 2006 decree on the nationalization of hydrocarbons, we entered into new agreements under which we continue to operate the fields, but are required to make all sales of the hydrocarbons through YPFB with the right to recover our costs and participate in profits. At December 31, 2008, our proved reserves of natural gas were approximately 248.2 mmboe in

Bolivia. On January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources. In light of the new constitution, we may be required to write off some or all of our proved reserves in Bolivia at the end of 2009.

In Colombia, we hold interests in seven onshore production contracts and 15 exploration contracts, eight of which we operate. Our production averaged 15.43 mboe/d in 2008 and represented 6.91% of our international production. At December 31, 2008 our proved reserves in Colombia were approximately 28.8 mmboe.

In Ecuador, we hold a 30% interest in Block 18.  We also have a 11.42% stake in the 500 km (311 mile) Oleoducto de Crudos Pesados (OCP) crude oil pipeline with capacity of 450 mbbl/d. In October 2008, we signed an agreement with the Ecuadorian government establishing a one-year deadline to renegotiate our concession in Block 18. On December 31, 2008, we relinquished our concession to explore Block 31 in accordance with an agreement with the Ecuadorian government and wrote off U.S.$77 million related to that block. Our production averaged 11.40 mboe/d in 2008. At December 31, 2008, our proved reserves were approximately 6.6 mmboe, representing a 85.16% decline from 2007 due to production and reserve reclassifications.

We have held service contracts for the Cuervito and Fronterizo blocks in the Burgos Basin of Mexico since 2003. Under these service contracts, we receive fees for our services, but any producing wells are transferred to the Mexican national oil company Pemex. We have other agreements to share deepwater expertise with Pemex.

We hold interests in six blocks in Peru. In Block X, in the Talara Basin, we are engaged in development and secondary recovery activities. Our production averaged 16.12 mboe/d in 2008. At December 31, 2008, our proved reserves were approximately 118.6 mmboe. We conduct exploration activities at our remaining five blocks. In 2008, our partner Repsol reported a gas discovery in Block 57, in which we hold a 46.2% stake. Tests on the area are ongoing and we have yet to quantify the size of the discovery.

Our net production from Venezuela in 2008 averaged 14.10 mboe/d from joint ventures in the Oritupano-Leona, Acema, La Concepción and Mata fields, where the Venezuelan government is the majority holder and operator.

North America

The Gulf of Mexico is a strategically important region for us where we focus primarily on deepwater fields that leverage our experience in Brazil.

As of December 31, 2008, we held interests in 259 offshore blocks in the United States GOM, 161 of which we operate. Our production averaged 4.55 mboe/d in 2008. At December 31, 2008, our proved reserves were approximately 36.6 mmboe, representing a 27.34% reduction from 2007 due mainly to lower oil prices. During 2008, we wrote off U.S.$115 million related to our investment in the Cottonwood field.

We hold interests in four fields in the Lower Tertiary, in the Walker Ridge Quadrant. We operate the Cascade and Chinook fields, in which we have interests of 50% and 66%, respectively, and we have a non-operating interest of 25% in each of the St. Malo and Stones fields. Other discoveries in deep waters in the GOM include the Cottonwood and Coulomb fields, which are already in production.

In December 2006, the U.S. Minerals Management Service approved the Conceptual Plan for the development of the Cascade and Chinook fields, which includes the first deployment of an FPSO facility in the GOM. The plan incorporates six technologies that are tested in Brazilian offshore waters, but are new to the GOM, including a disconnectable turret buoy, crude transportation by shuttle tanker, free-standing hybrid risers, under water electric submersible pumps, torpedo pile vertical loaded anchors and polyester mooring systems. We expect to begin production in the Cascade and Chinook fields in mid 2010.

Continuing our active participation in GOM Lease Sales, we secured 23 blocks in Sale 206 in March 2008 and one block in Sale 207 in August 2008. The new blocks are located primarily in deepwater areas of Keathley Canyon, Green Canyon, Mississippi Canyon and Walker Ridge.

Europe

In 2006, Petrobras International Braspetro BV signed a joint study agreement with Galp and Partex to study seismic data related to the Peniche Basin offshore Portugal. We hold a 50% interest in this consortium, and we signed four concession contracts in May 2007 in this Basin (Camarão, Amêijoa, Ostra and Mexilhão). We jointly invested approximately U.S.$22.0 million on the first exploration period in the Peniche Basin through 2008.

We have also expanded our operations by acquiring exploration rights in Turkey in 2006. In 2006, we formed a partnership with the national oil company of Turkey to explore the Kirklarelli and Sinop blocks in the Black Sea.

Middle East

In 2004, we signed a service contract with the National Iranian Oil Company (NIOC) in Iran. The agreement called for seismic data acquisition and processing and the drilling of at least two exploratory wells in the Tusan block in the Iranian Persian Gulf.

To date, Petrobras has acquired and processed seismic data at a cost of approximately U.S.$22 million and drilled two exploratory wells at a cost of U.S.$156 million in Iran. In February 2008, we discovered evidence of hydrocarbons in the Tusan block. The discovery is not considered economically viable.

Our expenditures are reimbursed under the service contract with the NIOC only if exploration results in economically viable oil discoveries. Petrobras has not had any assets, material liabilities, revenues or proved reserves associated with its operations in Iran in any of the last three years. The service contract with the NIOC is scheduled to expire in July 2009, and we have no additional commitments or further plans in Iran at this time.

Africa

Our operations in Africa date back to 1979 and include production in Angola and Nigeria, development activities in Nigeria and exploration in these and other countries.

In Angola, we produced an average of 2.57 mboe/d from the mature Block 2/85, in which we hold a non-operator 27.5% interest. We also have interests in five offshore blocks, three of which we operate, where exploratory efforts are ongoing. Our combined crude oil and natural gas reserves in Angola were 1.2 mmboe.

In Nigeria, we hold interests in two development blocks in which the Agbami field commenced production in July 2008 and the Akpo field, in March 2009. The Agbami field is located on blocks OML 127 and OML 128 and is operated by Chevron as a unitized development in which we hold a 13% interest. We expect peak production to reach 250 mbbl/d in early 2010. We expect the Akpo field on Block OML 130, operated by Total, in which we hold a 20% interest, to reach peak production of 185 mbbl/d in late 2009. Our investments in the Agbami and Akpo fields are estimated at U.S.$2.4 billion, of which we had invested U.S.$1.8 billion as of December 31, 2008. Block OML 130 also contains the Egina, Egina South and Preowei fields. The Egina field had its development plan approved by the Nigerian government in March 2009, while in the Preowei and Egina South fields exploration activities are underway. We are also the operator of block OPL 315, with a 45% interest, in which exploration activities are underway. We also operated block OPL 324, where we drilled two wells and concluded all exploratory efforts and which we relinquished in December 2008.

We have been active in Libya since March 2005, when we acquired exploratory and shared production rights for Area 18, consisting of four blocks offshore northeastern Libya. We are the operator of the consortium exploring the block, holding a 70% share. The production sharing agreement mandates a five-year exploration stage and 25 years of production rights shared with the Libyan National Oil Company.

In 2006, we acquired a 17% working interest in the offshore Zambezi Delta Block in Mozambique. The license has been extended until June 30, 2009. The partners have acquired 2-D seismic over the block and will consider applying for the next phase of the license.

We have a 40% interest in the Rufisque Profond exploration block in Senegal, in waters ranging from 150 to 3,000 meters (approximately 500 to 10,000 feet), which is under evaluation.

Our interests in Tanzania consist of two deepwater to ultra-deepwater exploration blocks located in the Mafia Basin, for which we acquired 100% operating interests in 2004 and 2006.

Asia

During 2007, we began our first exploration activities in Asia, another region where offshore and deep offshore regions hold substantial potential.

Since June 2007, we hold interests in two exploration blocks in the Krishna Godavari, Mahanadi and Cauvery basins offshore eastern India. In the Cauvary block, we have committed to drill three wells, two of which have been drilled with no discoveries. In the Krishna Godavari block, three wells will be drilled as part of an appraisal plan beginning in April 2009.

We have been in Pakistan since February 2007, when we signed an agreement with Oil and Gas Development Company Limited (OGDCL) to explore offshore block G, in which we have a 50% interest. The offshore block is located in the Indus Basin and remains largely unexplored. We have committed to undertake geological and geophysical studies that will allow us to develop a full model of the region’s oil system. We have the option to terminate our agreements before drilling any wells.

Other International Activities

     Most of our international activities are focused on exploration and production. Our other international activities are summarized in the tables below and described in the text that follows.

Petrobras’ International Refining Assets at December 31, 2008
			Crude Distillation
Region	Refinery (Group Share %)	Supplied by:	Capacity
			(mbbl/d)

Latin America
Argentina(1)	Bahia Blanca (100%)	Oxy, Petroleum, Apco	31
	Refinor/Campo Duran (28.5%)	Palmar Largo (AR), Bolivia	26.4
	San Lorenzo (100%)	Total, Chevron	50
North America
United States	Pasadena, TX (50%)	Campos Basin, Brazil	100
Asia
Japan	Nansei Sekiyu Kabushiki Kaisha, Okinawa (87.5%)	Third-party suppliers	100

(1)	All Argentine refining operations are held through our 67.2% share in PESA.

Petrobras’ International Petrochemical Assets at December 31, 2008
Region	Plant(1)	Products

Latin America
Argentina	Campana	Ammonia, Urea, UAN
	Puerto General San Martin	Styrene and SBR
	Zarate	Polystyrene and Bops
Brazil	INNOVA	Ethylbenzene, styrene, polystyrene

(1)	All international petrochemical operations held through our 67.2% share in PESA.

We have integrated operations in Latin America, particularly in Argentina, where we participate across the energy value chain. In Argentina, we own the Pichi Picún Leufú hydroelectric plant, the gas-fired thermoelectric plant Genelba, an interest in natural gas transportation company TGS (Transportadora Gas del Sur), and interests in energy marketer Edesur, and Mega Company, a natural gas separation facility. We also own through our interest in PESA four petrochemical plants (three in Argentina and one in Brazil), two refineries providing 81 mbbl/d of net capacity, and an interest in the Refinor/Campo Duran Refinery. We own 644 retail service stations operating under the brand names Petrobras.

In Bolivia, we operate gas fields that supply gas to Brazil. We hold an 11% stake in Gas Transboliviano S.A. (GTB), owner of the Bolivian section of the Bolivia-to-Brazil (BTB) pipeline that transports natural gas we produce in Bolivia to the

Brazilian market. We also hold a 44.5% stake in Transierra S.A., which owns the Yacuiba-Rio Grande gas pipeline (Gasyrg) linking the San Alberto and San Antonio fields to the BTB pipeline.

In Colombia, we operate 68 service stations under the Petrobras logo, a storage facility and a lubricant blending plant in Puente Aranda.

In Chile, we have a marketing and representative office and we acquired the downstream operations of ExxonMobil in 2009. The assets include 233 gas stations and commercial aviation operations at 11 airports.

We acquired fuel and lubricant retailing and commercial businesses in Paraguay in 2006 and rebranded our 165 service stations with the Petrobras logo in 2007. We also operate aviation fueling installations and an LPG refueling plant.

In 2006, we acquired fuel and lubricant retailing and commercial businesses in Uruguay. We operate 89 service stations, installations for commercialization of marine and aviation products, petrochemicals and asphalt. We also hold stakes in the country’s two gas distribution companies.

In 2006, we entered the United States refining market by acquiring 50% of the Pasadena Refining System (PRSI), formerly the Crown Refinery in Pasadena, Texas. In October 2008, an arbitration panel of the International Centre for Dispute Resolution issued a preliminary decision establishing the validity of the put option exercised by our 50% partner Astra Oil Company for the sale of its stake in PRSI against Petrobras America, our subsidiary in the United States. In April 2009, the arbitration panel issued the final decision, which set the put option exercise price at U.S.$466 million.

In November 2007, we agreed to purchase 87.5% of Nansei Sekiyu Kabushiki Kaisha (NSS), a refinery in Okinawa, Japan. As a result of this acquisition, which was finalized in April 2008, we started refining operations in Asia for the first time with a capacity of 100 mbbl/d, and we recently began producing a 3% ethanol-gasoline mix.

Information on PifCo

PifCo was incorporated in order to facilitate and finance the import of crude oil and oil products by us into Brazil, and has been our wholly owned subsidiary since 2000. PifCo acts as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers, and reselling crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which includes a premium to compensate PifCo for its financing costs. PifCo also purchases crude oil and oil products from us for sale outside Brazil. Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil. PifCo is generally able to obtain credit to finance purchases on the same terms granted to us, and PifCo buys crude oil and oil products at the same price that suppliers would charge us directly.

As part of our strategy to expand our international operations and facilitate our access to international capital markets, PifCo engages in borrowings in international capital markets supported by us, primarily through guaranties or standby purchase agreements of the related securities. There are certain risks associated with the standby purchase agreement, see Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities.” However, PifCo may use the cash flows generated by the import of oil products to pay amounts due under its debt securities.

PifCo’s Corporate Structure

PifCo was established on September 24, 1997 as Brasoil Finance Company, a wholly owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly owned subsidiary of Petrobras Internacional S.A. (Braspetro), which has since been absorbed by us. PifCo’s voting shares were transferred from Brasoil to us in 2000, since which time it has been our wholly owned subsidiary. Petrobras International Finance Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. PifCo’s registered office is located at Harbour Place, 103 South Church Street, 4th floor, George Town, Grand Cayman, Cayman Islands, and PifCo’s telephone number is 55-21-3487-2375.

PifCo’s four subsidiaries are:

•	Petrobras Europe Limited (PEL): In May 2001, PifCo established PEL, a wholly owned subsidiary incorporated and based in the United Kingdom, to consolidate our trade activities in Europe, the Middle East, the Far East and North Africa. These activities consist of advising on, and negotiating the terms and conditions for, crude oil and oil products supplied to PifCo, PIB BV, and us, as well as marketing Brazilian crude oil and crude oil products exported to the geographic areas in which PEL operates. PEL plays an advisory role in connection with these activities and undertakes no direct or additional commercial or financial risk. PEL provides these advisory and marketing services as an independent contractor, pursuant to a services agreement between PEL and us. In exchange, we compensate PEL for all costs incurred in connection with these activities, plus a margin.

•	Petrobras Finance Limited (PFL): In December 2001, PifCo established PFL, a wholly owned subsidiary incorporated and registered in the Cayman Islands. PFL primarily purchases fuel oil from us and sells the products in the international market in order to generate export receivables to cover its obligations to transfer these receivables to a trust under an exports prepayment program. Until June 1, 2006, PFL also purchased bunker fuel from us. The exports prepayment program helps provide PFL with the funding necessary to purchase oil products from us, as described below.

•	Bear Insurance Company Limited (BEAR): In January 2003, BEAR was transferred to PifCo from Brasoil. This transaction took place as part of the restructuring of our international business segment. BEAR currently serves as our captive insurance company, advising on and negotiating the terms and conditions of, certain of our insurance policies and certain insurance policies of our subsidiaries.

•	Petrobras Singapore Private Limited (PSPL): In April 2006, PifCo created PSPL, a company incorporated in Singapore to trade oil and derivatives in connection with our trading activities in Asia. This company initiated operations on July 1, 2006.

PifCo’s Principal Commercial Activities

PifCo purchases crude oil and oil products for resale to us and third parties. PifCo acquires substantially all of its crude oil and oil products either through purchases on the spot market or short-term supply contracts. PifCo also acquires a small portion of its crude oil and oil products through long-term supply contracts. PifCo’s crude oil and oil product purchase obligations are, in most instances, guaranteed by us. PifCo then resells the products purchased to us at the purchase price it paid, plus a premium, determined in accordance with a formula designed to pass on PifCo’s average costs of capital to us. PifCo also purchases crude oil and oil products from us for sale outside Brazil. Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil.

In addition, PifCo finances its oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from us and the issuance of notes in the international capital markets.

The following chart illustrates how PifCo acts as the intermediary between international crude oil suppliers and us:

PifCo purchases crude oil and oil products from international oil suppliers on a free-on-board (F.O.B.) basis under standard terms that traditionally require payment within 30 days from the bill of lading. We would typically be unable to meet the 30-day payment term imposed by international suppliers because of the complexity of Brazilian customs and importing regulations. For example, if a shipment to which a bill of lading relates must be delivered to different parts of Brazil, different sets of documents must be delivered to each delivery point. Depending on the unloading ports’ locations, this process may be completed up to 120 days from the vessel’s departure. Because PifCo is not subject to the Brazilian regulations applicable to us, PifCo can pay the international supplier on time without having to produce these different sets of documents. To cover its financing costs, PifCo includes a premium when it sells crude oil and oil products to us. We are then able to buy crude oil and oil products from PifCo under terms that allow for payment up to 330 days from the date of the bill of lading, to ensure sufficient time to meet customs and importing regulations.

Exports Prepayment Program

In 2001, we created an export prepayment program to finance our fuel oil exports through the securitization of our fuel oil exports receivables. A Cayman Islands trust, the PF Export Receivables Master Trust (the “Trust”), raises funds by issuing certificates to investors and providing this funding to PFL to purchase fuel oil from us. PFL purchases fuel oil from us under a Master Export Contract and a Prepayment Agreement, which establishes quarterly minimum purchase commitments. PFL assigns all receivables from the sale of such exports to the Trust, and the receivables serve as collateral for the payment obligations due under the certificates. The certificates represent senior undivided beneficial interests in the property of the Trust.

The value of receivables to be designated for sale in any quarterly period represents a portion, but not all, of the receivables expected to result from the sale of fuel oil by PFL in such period. The balance of the receivables is the property of PFL.

Since the creation of the program, the Trust has issued a total of U.S.$1,500 million in Senior Trust Certificates. We have prepaid or amortized a portion of the Senior Trust Certificates. Currently, there are U.S.$398 million in Senior Certificates outstanding.

As the support for the exports prepayment program, we sell fuel oil to utilities, refineries and traders. The following table sets forth our fuel oil export sales for the period from 2004 to 2008:

	2008	2007	2006	2005	2004

Millions of U.S.$	2,848.5	2,205.9	1,500.1	1,077.6	1,306.1
Millions of barrels	51.8	39.6	67.3	25.5	47.5

Organizational Structure

Of our 30 direct subsidiaries listed below, 24 are incorporated under the laws of Brazil and six (PifCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil), Petrobras Netherlands

B.V. (PNBV) and Cordoba Financial Services GmbH) are incorporated abroad. See Exhibit 8.1 for a complete list of our subsidiaries, including their full names, jurisdictions of incorporation and our percentage equity interest.

     The following diagram sets forth our significant consolidated subsidiaries as of December 31, 2008:

Property, Plants and Equipment

Petrobras

Our most important tangible assets are wells, platforms, refining facilities, pipelines, vessels and other transportation assets, and power plants. Most of these are located in Brazil. We own and lease our facilities and some owned facilities are subject to liens, although the value of encumbered assets is not material.

We have the right to exploit crude oil and gas reserves in Brazil under concession agreements, but the reserves themselves are the property of the government under Brazilian law. Item 4. “Information on the Company” includes a description of our reserves and sources of crude oil and natural gas, key tangible assets, and material plans to expand and improve our facilities.

PifCo

PifCo does not itself own or lease any material property, plant or equipment.

Regulation of the Oil and Gas Industry in Brazil

Discussions on Possible Changes to the Oil Law

The recent discovery of large petroleum and natural gas reserves in the pre-salt geological layer of the Campos and Santos Basins has prompted discussions on possible changes to the existing oil legislation. The Brazilian government created an inter-ministerial committee by presidential decree on July 17, 2008 to consider changes in the regulation of exploration and production activities in areas of the pre-salt geological layer not subject to existing concessions. The Chair of our Board of Directors, Dilma Vana Rousseff, and our Chief Executive Officer, J.S. Gabrielli de Azevedo, are members of the committee. The committee has not yet made a formal recommendation to the Brazilian government on this matter.

We cannot estimate the impact that any change to the Oil Law would have on Petrobras, or when any new regulations may become effective.

Current Regulatory Framework

Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. Between 1953 and 1997, the Brazilian government held a monopoly over the research, exploration, production, refining and transportation of crude oil and oil products in Brazil and its continental shelf, with the exception that companies that were engaged in refining and distribution in 1953 were permitted to continue those activities. We were the Brazilian government’s exclusive agent for exploiting its monopoly, including the importation and exportation of crude oil and oil products.

In 1995, as part of a comprehensive reform of the oil and gas regulatory system, the Brazilian Congress amended the Brazilian Constitution to authorize the Brazilian government to contract with any state or privately-owned company to carry out activities related to the upstream and downstream segments of the oil and gas sector. This amendment led to the enactment of the Oil Law, which provided for the establishment of a new regulatory framework, ended our exclusive agency and allowed competition in all aspects of the oil and gas industry in Brazil. Since that time, we have been operating in an environment of gradual deregulation and increasing competition.

The Oil Law also created an independent regulatory agency, the ANP. The ANP’s function is to regulate the oil, natural gas and renewable fuels industry in Brazil and to create a competitive environment in the oil and gas sector. Its principal responsibilities include regulating concession terms for upstream development and awarding new exploration concessions.

The Oil Law granted us the exclusive right to exploit crude oil reserves in each of our producing fields for 27 years from the date when they were declared commercially profitable. This initial 27-year period for production can be extended, at the request of the concessionaire and subject to approval from the ANP. The Oil Law also established a procedural framework for us to claim exclusive exploratory rights for a period of up to three years, later extended to five years, to areas where we could demonstrate that we had “established prospects” prior to the enactment of the Oil Law. In order to perfect our claim to explore and develop these areas, we had to demonstrate that we had the financial capacity to carry out these activities, either alone or through other cooperative arrangements.

In March 2009, the Brazilian Congress enacted a law regulating activities in the gas industry, including transport and commercialization. The Gas Law created a concession regime for the construction and operation of new pipelines to transport natural gas, while maintaining an authorization regime for pipelines subject to international agreements. According to the Gas Law, after a certain exclusivity period, operators will be required to grant access to transport pipelines and maritime terminals, except LNG terminals, to third parties in order to maximize utilization of capacity. Authorizations previously issued by the ANP for natural gas transport will remain valid for 30 years from the date of publication of the Gas Law, and initial carriers were granted exclusivity in these pipelines for 10 years. The ANP will issue regulations governing third-party access and carrier compensation if no agreement is reached between the parties.

The Gas Law also authorized certain consumers, which can purchase natural gas on the open market or obtain their own supplies of natural gas, to construct distribution facilities and pipelines for their own use in the event local gas distributors controlled by the states, which have monopoly over local gas distribution, do not meet their distribution needs. These consumers are required to delegate the operation and maintenance of the facilities and pipelines to local gas distributors, but they are not required to sign gas supply agreements with the local gas distributors.

See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Petrobras” for a discussion of the regulations governing our budget and strategic planning process.

Since Brazil is not a member of OPEC, neither Brazil nor we are bound by OPEC guidelines. However, to the extent that OPEC influences international crude oil prices, our prices are affected, as our prices are linked to international crude oil prices. We have been invited to attend OPEC meetings as an observer.

Price Regulation

Until the passage of the Oil Law in 1997, the Brazilian government had the power to regulate all aspects of the pricing of crude oil, oil products, ethanol, natural gas, electric power and other energy sources. In 2002, the government eliminated price controls for crude oil and oil products, although they retained regulation over certain natural gas sales contracts and electricity. Also in 2002, the Brazilian government established an excise tax on the sale and import of crude oil, oil products and natural gas products (Contribuição de Intervenção no Domínio Econômico, Contribution for Intervention in the Economic Sector, or CIDE). In 2009, the Gas Law authorized the ANP to regulate prices for the use of gas transport pipelines subject to the new concession regime, based on a procedure defined in the Gas Law as a “chamada pública,” and to approve prices submitted by carriers, according to previously established criteria, for the use of new gas transport pipelines subject to the authorization regime.

Exploration and Development Regulation

According to the Oil Law and under our concession agreements with ANP, we are required to pay the government the following:

•	signature bonuses paid upon the execution of the concession agreement, which are based on the amount of the winning bid, subject to the minimum signature bonuses published in the relevant bidding guidelines (edital de licitação);

•	annual retention bonuses for the occupation or retention of areas available for exploration and production, at a rate established by the ANP in the relevant bidding guidelines based on the size, location and geological characteristics of the concession block;

•	special participation charges at a rate ranging from 0 to 40% of the net operating revenues derived from the production of the field. In 2008, we paid this tax on 21 of our fields, including Marlim, Albacora, Roncador, Leste do Urucu, Rio Urucu, Canto do Amaro, Marimbá, Marlim Sul, Namorado, Carapeba, Pampo, Albacora Leste, Barracuda, Caratinga, Cherne, Miranga, Carmópolis, Espadarte, Jubarte, Peroá and Golfinho. Net revenues are gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes. The Special Participation Tax uses as a reference international oil prices converted to reais at the current exchange rate; and

•	royalties, typically at 5% and 10% of the value of production, are based on reference prices for crude oil or natural gas established in the relevant bidding guidelines and concession contract. In calculating royalty rates, the ANP also takes into account the geological risks and expected productivity levels for each concession. Virtually all our crude oil production is currently taxed at the maximum royalty rate.

The Oil Law also requires concessionaires of onshore fields to pay to the owner of the land a special participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.

Environmental Regulations

All phases of the crude oil and natural gas business present environmental risks and hazards. Our facilities in Brazil are subject to a wide range of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment. At the federal level, our offshore activities and those that involve more than one Brazilian state are subject to the regulatory authority of the Conselho Nacional do Meio Ambiente (National Council for the Environment, or CONAMA) and to the administrative authority of IBAMA, which issues operating and drilling licenses. We are required to submit reports, including safety and pollution monitoring reports (IOPP) to IBAMA in order to maintain our licenses. Onshore environmental, health and safety conditions are controlled at the state rather than federal level, and there is strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for polluting activities.

Individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions. Government environmental protection agencies may also impose administrative sanctions for noncompliance with environmental laws and regulations, including:

•	fines;

•	partial or total suspension of activities;

•	requirements to fund reclamation and environmental projects;

•	forfeit or restriction of tax incentives or benefits;

•	closing of the establishments or undertakings; and

•	forfeiture or suspension of participation in credit lines with official credit establishments.

We are subject to a number of administrative proceedings and civil and criminal claims relating to environmental matters. See Item 8. “Financial Information—Legal Proceedings—Environmental Claims.”

In 2008, we invested approximately U.S.$1,075 million in environmental projects, compared to approximately U.S.$1,015 million in 2007 and U.S.$645 million in 2006. These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, implementing new environmental technologies, upgrading our pipelines and improving our ability to respond to emergency situations.

Health, Safety and Environmental Initiatives

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated energy company. We have created a Health, Safety and Environment (HSE) Management Committee composed of executive managers of our business units and directors of our subsidiaries BR Distribuidora, Transpetro and Petrobras Biocombustível. The Committee’s work is supported by four commissions and four subcommissions as well as by temporary work groups, each responsible for a specific HSE issue, such as licensing and environmental compensation, emissions and climate change and health management.

We have also created an Environmental Committee composed of three members of our board of directors. This committee’s responsibilities include: (i) overseeing and managing environmental and work safety issues affecting us; (ii) establishing measurable environmental targets and ensuring compliance; and (iii) recommending changes in environmental, health and safety policy, if necessary, to our board of directors. The Environmental Committee charter is awaiting approval by our board of directors.

Our actions to address health, safety and environmental concerns and ensure compliance with environmental regulations include:

•	PEGASO program to upgrade pipelines and other equipment, implement new technologies, improve our emergency response readiness, reduce emissions and residues and prevent environmental accidents. From April 2000 to December 2008, we spent approximately U.S.$5,003 million under this program, including the Programa de Integridade de Dutos (Pipeline Integrity Program) through which we conduct inspections of, and improvements to, our pipelines. In 2008, we spent approximately U.S.$355 million in connection with the PEGASO program;

•	new HSE policy and corporate guidelines, which focus on principles of sustainable development, compliance with legislation and environmental performance indicators;

•	ten environmental protection centers and thirteen advanced bases for oil spill prevention, control and response, local and regional, onshore and offshore oil spill contingency plans involving public services and communities, three dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting;

•	ISO 14001 (environment) and OHSAS 18001 (health and safety) certification of our operating units. As of December 2008, Petrobras held 38 certificates for its operating units in Brazil and units abroad. Because some of those certificates cover more than one site, the total number of certified sites is 183 in Brazil and 20 abroad. The Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the IMO International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997;

•	regular and active engagement with the Brazilian Ministry of Mines and Energy and IBAMA, including negotiating new environmental compensation regulations and discussing environmental issues connected with new gas pipelines, oil and gas production projects and other aspects of our operations.

•	a new “Climate Change” strategic project, which aims to implement the highest standards in the energy industry regarding greenhouse gas management. By reducing the environmental impact of our operations, we will contribute to our sustainability and mitigate global climate change.

In addition, we conduct environmental studies for all new projects as required by Brazilian environmental legislation, and our HSE department evaluates every project with a total budget exceeding U.S.$25 million to confirm its compliance with all HSE requirements and adoption of the best HSE practices throughout the project’s life cycle.

In 2008, we experienced oil spills totaling 115,179 gallons of crude oil, compared to 101,970 gallons of crude oil in 2007 and 77,402 gallons in 2006.

We continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.

Insurance

Our insurance programs focus principally on the evaluation of risks and the replacement of value of assets, which we believe is customary for our industry. Under our risk management policy,

risks associated with our principal assets, such as refineries, tankers, our fleet and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers. Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s rating agency or B+ or higher by A.M. Best. Part of our international operations are insured or reinsured by our Bermudian subsidiary Bear Insurance Company Limited following exactly the same rating criteria.

Less valuable assets, such as small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured. We do not maintain coverage for business interruption, except for a minority of our international operations and a few specific assets in Brazil. We also do not maintain coverage for our wells for substantially all of our Brazilian operations. We maintain coverage for operational third-party liability with respect to our onshore and offshore activities, including environmental risks such as oil spills. Although we do not insure most of our pipelines, we have insurance against damage or loss to third parties resulting from specific incidents, as well as oil pollution. We also maintain coverage for risks associated with cargo, hull and machinery risk. All projects and installations under construction that have an estimated maximum loss above U.S.$50 million are covered by a construction policy.

The premium for renewing our domestic property risk insurance policy for a 12-month period commencing June 2008 was U.S.$27.9 million. This represented an increase of 7% over the preceding 12-month period. The increase was primarily due the increase in the insured value of our assets, which in the same period, increased by 28%, from U.S.$48 billion to U.S$61 billion. Since 2001, our risk retention has increased and our deductibles may reach U.S.$50 million in certain cases.

Item 4A.          Unresolved Staff Comments

Not applicable.

Item 5.          Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Petrobras’ Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report.

Overview

We earn income from:

•	domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•	costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

•	selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in the domestic prices of crude oil and oil products, which are denominated in reais;

•	fluctuations in the real/U.S. dollar and Argentine peso/U.S. dollar exchange rates; and

•	the amount of production taxes that we are required to pay with respect to our operations.

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell. Our consolidated net sales in 2008 totaled approximately 1,227,106 thousand barrels of crude oil equivalent, representing U.S.$118,257 million in net operating revenues, compared to 1,182,235 thousand barrels of crude oil equivalent, representing U.S.$87,735 million in net operating revenues in 2007, and approximately 1,104,723 thousand barrels of crude oil equivalent, representing U.S.$72,347 million in net operating revenues in 2006.

As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian domestic market. Therefore, it is oil product prices, rather than crude oil prices, that most directly affect our financial results. Nonetheless, as crude oil production increases, and as exports increase, crude oil production will have a greater relative importance.

Oil product prices vary over time as the result of many factors, including the price of crude oil. Over the long term, we intend to sell our products in Brazil at parity with international product prices, however we do not adjust our prices for gasoline, diesel and LPG to reflect short-term volatility in the international markets. As a result, material rapid or sustained increases or decreases in the international price of crude oil and oil products may result in downstream margins for us that are materially different than those of other integrated international oil companies, within a given financial reporting period.

The average prices of Brent crude, an international benchmark oil, were approximately U.S.$96.99 per barrel in 2008, U.S.$72.52 per barrel in 2007 and U.S.$65.14 per barrel in 2006. For December 2008, Brent crude oil prices averaged U.S.$41.58 per barrel. Crude oil prices averaged U.S.$45.04 per barrel in the first quarter of 2009. We announced price increases of 10% for gasoline and 15% for diesel in the domestic market in May 2008 to reflect international oil product prices during the first half of 2008. These increases were partially offset by the reduction in the CIDE by the Brazilian Government by similar percentages.

During 2008, approximately 60.9% of our net operating revenues were derived from sales of crude oil and oil products in Brazil, compared to 69.2% in 2007 and 69.7% in 2006. As export volumes of crude oil and oil products have increased, domestic sales as a percentage of net operating revenues have declined.

     Our revenues are principally derived from sales in Brazil. The following table sets forth our domestic sales by volume of oil products, natural gas and ethanol for each of 2008, 2007 and 2006:

	For the Year Ended December 31,
	2008			2007			2006
		Net	Net		Net	Net		Net	Net
		Average	Operating		Average	Operating		Average	Operating
	Volume	Price	Revenues	Volume	Price	Revenues	Volume	Price	Revenues
	(mbbl,	(U.S.$)	(U.S.$	(mbbl,	(U.S.$)	(U.S.$	(mbbl,	(U.S.$)	(U.S.$
	except as	(1)	million)	except as	(1)	million)	except as	(1)	million)
	otherwise			otherwise			otherwise
	noted)			noted)			noted)

Energy products:
Automotive gasoline	114,544	91.44	10,474	109,654	83.73	9,181	112,541	73.86	8,312
Diesel	273,877	109.65	30,030	257,304	96.42	24,809	245,159	83.65	20,507
Ethanol	34	58.82	2	62	80.65	5	59	67.80	4
Fuel oil (including bunker fuel)	35,541	82.29	2,925	38,647	55.89	2,160	36,340	47.47	1,725
Liquefied petroleum gas	77,796	45.42	3,533	75,326	40.36	3,040	73,382	36.00	2,642

Total energy products	501,792		46,964	480,993		39,195	467,481		33,190
Non-energy products:
Petrochemical naphtha	55,135	80.91	4,461	60,609	73.92	4,480	60,197	63.31	3,811
Others	112,198	104.77	11,755	100,920	84.91	8,569	96,369	63.09	6,080

Total non-energy products	167,333		16,216	161,529		13,049	156,566		9,891

Natural gas (boe)	114,100	44.64	5,093	90,520	31.27	2,831	88,839	26.27	2,334

Sub-total	783,225	87.17	68,273	733,042		55,075	712,886	63.71	45,415
Distribution net sales	254,971	121.21	30,904	229,941	99.56	22,894	204,649	91.46	18,718
Intercompany net sales	(247,738)	109.42	(27,107)	(220,208)	78.29	(17,241)	(195,903)	69.89	(13,692)

Total domestic market	790,458	91.17	72,070	742,775	81.76	60,728	721,632	69.90	50,441

Export net sales	235,349	83.31	19,607	225,570	73.20	16,512	259,630	55.39	14,381
International net sales	141,586	129.74	18,370	134,949	35.12	4,739	73,363	62.72	4,601
Others	59,713	101.73	6,075	78,941	65.67	5,184	50,098	47.87	2,398

Sub-total	436,648	100.89	44,052	439,460	60.15	26,435	383,091	55.81	21,380

Services	—	—	2,135	—	—	572	—	—	526

Consolidated net sales	1,227,106		118,257	1,182,235		87,735	1,104,723		72,347

(1)	Net average price calculated by dividing net sales by the volume for the year.

Effect of Taxes on Our Income

In addition to taxes paid on behalf of consumers to federal, state and municipal governments, such as the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, we are required to pay three principal charges on our oil production activities in Brazil: royalties, special participation and retention bonuses. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Exploration and Development Regulation” and Item 3. “Key Information—Risk Factors—Risks Relating to Brazil.”

These charges imposed by the Brazilian government are included in our cost of goods sold. In addition, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil. See Note 3 to our audited consolidated financial statements.

Inflation and Exchange Rate Variation

Inflation

Since the introduction of the real as the Brazilian currency in July 1994, inflation in Brazil has remained relatively stable. Inflation was 5.90% in 2008, 4.46% in 2007 and 3.14% in 2006, as measured by IPCA, the National Consumer Price Index. Inflation has had, and may continue to have, effects on our financial condition and results of operations.

Exchange Rate Variation

Since we adopted the real as our functional currency in 1998, fluctuations in the value of the real against the U.S. dollar have had multiple effects on our results of operations.

Our reporting currency for all periods is the U.S. dollar. We maintain our financial records in reais, and translate our statements of operations into

U.S. dollars at the average rate for the period. Although substantially all of our revenues are in reais, they have been, and continue to be, linked to U.S. dollar-based international prices, since virtually all of our sales are of crude oil or oil products. When the real strengthens relative to the U.S. dollar as it did from 2003 through the first half of 2008, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the real strengthens, prices for our products when expressed in reais may remain constant, while in dollar terms they increase.

Beginning in the second half of 2008, the real greatly depreciated against the U.S. dollar. However, considering the annual average exchange rate, the real appreciated 5.7% against the U.S. dollar in 2008, compared to an appreciation of 10.5% in 2007 and 10.7% in 2006. When the real weakens relative to the U.S. dollar, our prices when expressed in dollars decline, unless we raise prices.

Foreign currency translation adjustments have a significant impact on the balance sheet of a company such as ours, whose assets are primarily denominated in reais, but whose liabilities are primarily denominated in foreign currencies. Asset values decrease when the real depreciates. The changes in our asset values are charged to shareholders’ equity, but do not necessarily affect our cash flows, since our revenues and cash earnings are to a large degree linked to the U.S. dollar, and a portion of our operating expenses are linked to the real. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2008, for more information about the translation of Brazilian real amounts into U.S. dollars.

Exchange rate variation also affects the amount of retained earnings available for distribution by us when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records are calculated in reais and prepared in accordance with Brazilian accounting principles increase or decrease when measured in U.S. dollars as the real appreciates or depreciates against the U.S. dollar. In addition, the exchange rate variation creates foreign exchange gains and losses that are included in our results of operations determined in accordance with Brazilian accounting principles and that affect the amount of our unretained earnings available for distribution.

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

     The table below shows the amount by which each of these variables has changed during the last three years:

	2008	2007	2006

Crude oil and NGL production (mbbl/d):
Brazil	1,855	1,792	1,778
International	111	112	130
Non-consolidated international production(1)	13	14	12

Total crude oil and NGL production	1,979	1,918	1,920

Change in crude oil and NGL production	3.2%	(0.1)%	4.0%
Average sales price for crude (U.S.$/barrel):
Brazil	81.55	61.57	54.71
International	63.16	50.46	44.02
Natural gas production (mmcf/d):
Brazil	1,926	1,638	1,660
International	594	648	595
Non-consolidated international production(1)	6	12	12

Total natural gas production	2,526	2,298	2,267

Change in natural gas production (sold only)	9.9%	1.4%	2.2%
Average sales price for natural gas (U.S.$/mcf):
Brazil	6.69	5.86	2.61
International	2.84	2.68	2.16
Year-end exchange rate (Reais/U.S.$)	2.34	1.77	2.14
Appreciation (depreciation) during the year(2)	(31.9)%	17.2%	8.7%
Average exchange rate for the year (Reais/U.S.$)	1.84	1.95	2.18
Appreciation (depreciation) during the year(3)	5.7%	10.5%	10.7%
Inflation rate (IPCA)	5.9%	4.5%	3.1%

(1)	Non-consolidated companies in Venezuela.
(2)	Based on year-end exchange rate.
(3)	Based on average exchange rate for the year.

Results of Operations—2008 compared to 2007

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in reais. When the real strengthens relative to the U.S. dollar as it did in 2008 (5.7%) and 2007 (10.5%), the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in 2008 and 2007 is impacted by the increase in the value of the real against the U.S. dollar during that period. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2008, for more information about the translation of Brazilian real amounts into U.S. dollars.

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

Revenues

Net operating revenues increased 34.8% to U.S.$118,257 million for 2008 compared to U.S.$87,735 million for 2007. This increase was primarily attributable to an increase of 28.8% in average prices for our products in domestic and international markets and an increase of 5.5% in sales volumes in Brazil.

Consolidated sales of products and services increased 30.3% to U.S.$146,529 million for 2008 compared to U.S.$112,425 million for 2007 due to the increases mentioned above.

Included in sales of products and services are the following amounts that we paid to the federal or state governments:

•	Value-added taxes, contributions to the Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Program, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales and services and social security contributions. These taxes increased 21.2% to U.S.$25,046 million for 2008 compared to U.S.$20,668 million for 2007, primarily due to higher prices and sales volumes; and

•	CIDE, the per-transaction fee due to the Brazilian government, which decreased 19.8% to U.S.$3,226 million for 2008 compared to U.S.$4,022 million for 2007, due to the reduction of the rates on gasoline and diesel sales by the Brazilian Government in May 2008, when we increased our prices for these products.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2008 increased 46.3% to U.S.$72,865 million, compared to U.S.$49,789 million for 2007. This increase was principally a result of:

•	37.4% (U.S.$6,318 million) increase in the cost of imports due to a 51.0% increase in average prices and a 5.9% increase in volumes;

•	81.4% (U.S.$4,111 million) increase in costs for our international trading activities due to increased offshore operations conducted by PifCo;

•	47.9% (U.S.$3,554 million) increase in production taxes and charges totaling U.S.$10,975 million for 2008 compared to U.S.$7,420 million for 2007. Production taxes and charges include royalties, which increased 49.4% to U.S.$5,124 million in 2008 compared to U.S.$3,430 million in 2007, and a special participation charge (an extraordinary charge payable in the event of high production or profitability from our fields), which increased 47.3% to U.S.$5,792 million in 2008 compared to U.S.$3,933 million in 2007. The increase in production taxes and charges in 2008 was due primarily to a 35% increase in the international price of oil, which is used to determine the reference price for the calculation of royalties (U.S.$3,087 million of the total) and, to a lesser extent, increased output from new production systems, principally from the Roncador and Espadarte fields (U.S.$467 million of the total); and

•	11.2% (U.S.$3,524 million) increase in costs related to higher sales volumes in the domestic market.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 6.9% to U.S.$5,928 million for 2008 compared to U.S.$5,544 million for 2007. This increase resulted from higher capital expenditures and increased domestic oil and gas production.

Exploration, including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 24.7% to U.S.$1,775 million for 2008 compared to U.S.$1,423 million for 2007. This increase was primarily attributable to a U.S.$520 million increase in expenses related to the write-off of dry and economically unviable wells in Brazil, due to:

•	more wells drilled as a result of our investment program;

•	higher day rates and services rates; and

•	lower exploration success rate as a result of drilling in new frontier areas in the Santos and Espírito Santos basins.

These effects were partially offset by a U.S.$256 million decrease in expenses related to dry holes in international operations.

Impairment of Oil and Gas Properties

For 2008, we recorded an impairment charge of U.S.$519 million, compared to

U.S.$271 million for 2007. The impairment charge in 2008 was primarily attributable to:

•	U.S.$223 million goodwill impairment at the Pasadena Refining System, our indirect subsidiary in the United States; and

•	U.S.$171 million impairment at our Guajá field and other producing properties in Brazil due to reduced year-end international oil prices.

The impairment charge in 2007 was primarily related to the following international investments:

•	U.S.$174 million impairment in Ecuador due to tax and legal changes implemented by the government;

•	U.S.$39 million impairment in the United States; and

•	U.S.$13 million impairment in Angola.

See Notes 9(b) and 18(a) to our audited consolidated financial statements for the year ended December 31, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 18.9% to U.S.$7,429 million for 2008 compared to U.S.$6,250 million for 2007.

Selling expenses increased 19.0% to U.S.$3,517 million for 2008 from U.S.$2,956 million for 2007. This increase was primarily attributable to a U.S.$367 million increase in transportation costs due primarily to increased sales volumes.

General and administrative expenses increased 18.8% to U.S.$3,912 million for 2008 from U.S.$3,294 million for 2007. Excluding the impact of the appreciation of the real, the increase in general and administrative expenses was primarily due to higher personnel expenses in 2008 caused by an increase in salaries and number of employees and increased costs for third-party technical consulting, auditing and data processing services in Brazil.

Research and Development Expenses

Research and development expenses increased 6.8% to U.S.$941 million for 2008 from U.S.$881 million for 2007. This increase was primarily due to higher training and research costs related to production from current reserves and new exploratory areas.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants decreased 15.1% to U.S.$841 million for 2008 compared to U.S.$990 million for 2007. The decrease in employee benefit expense for non-active participants was primarily due to an increase in the expected return on plan assets as estimated by actuarial calculations from December 2007.

Other Operating Expenses

Other operating expenses increased 24.8% to U.S.$2,665 million for 2008 from U.S.$2,136 million for 2007. The most significant changes between 2008 and 2007 were:

•	U.S.$545 million extraordinary expense for marking inventory to market value;

•	96.0% (U.S.$169 million) increase in expense for idle capacity at thermoelectric power plants, to U.S.$345 million in 2008 from U.S.$176 million in 2007;

•	37.0% (U.S.$87 million) increase in expense related to the negotiation of collective bargaining agreements, to U.S.$322 million in 2008 from U.S.$235 million in 2007;

•	29.4% (U.S.$62 million) increase in expense for losses and contingencies related to legal proceedings, to U.S.$273 million in 2008 from U.S.$211 million in 2007;

•	4.0% (U.S.$26 million) increase in expense for institutional relations and cultural projects, to

U.S.$675 million in 2008 from U.S.$649 million in 2007;

•	1.3% (U.S.$3 million) decrease in expense for contractual fines, to U.S.$237 million in 2008 from U.S.$240 million in 2007; and

•	12.3% (U.S.$30 million) decrease for health, safety and environment (HSE), to U.S.$214 million in 2008 from U.S.$244 million in 2007.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies decreased to a loss of U.S.$21 million for 2008 compared to a gain of U.S.$235 million for 2007, due mainly to losses from investments in affiliated petrochemical companies, principally Quattor Companhia Petroquímica (U.S.$126 million) and Braskem S.A. (U.S.$116 million), caused by foreign exchange variation expenses related to debt.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 5.9% to U.S.$1,641 million for 2008 compared to U.S.$1,550 million for 2007. This increase was primarily attributable to gains on derivatives instruments primarily related to commodities contracts (U.S.$517 million). This increase was partially offset by the decrease in financial income related to investments (U.S.$185 million) and accounts receivable from clients (U.S.$102 million). A breakdown of financial income and expenses is set forth in Note 13 of our audited consolidated financial statements for the year ended December 31, 2008.

Financial Expenses

Financial expenses increased 25.3% to U.S.$848 million for 2008 compared to U.S.$677 million for 2007, primarily due to the increase in losses on derivative instruments related to foreign exchange contracts (U.S.$158 million) and the increase in capitalized interest (U.S.$253 million). These increases were partially offset by the decrease in financial expenses related to project financing (U.S.$304 million). A breakdown of financial income and expenses is set forth in Note 13 of our audited consolidated financial statements for the year ended December 31, 2008.

Monetary and Exchange Variation

Monetary and exchange variation changed to a gain of U.S.$1,584 million for 2008 compared to a loss of U.S.$1,455 million for 2007. This change is primarily attributable to foreign exchange gain on net monetary assets denominated in U.S. dollars, due to the appreciation of the U.S. dollar against the real in the second half of 2008.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, decreased 34.6% to U.S.$433 million for 2008 compared to U.S.$662 million for 2007. This decrease is primarily attributable to the elimination of the CPMF tax, a tax payable in connection with certain bank account transactions, on January 1, 2008. This decrease was partially offset by an increase in the IOF tax, a tax payable on financial transactions, on January 1, 2008.

Other Expenses, Net

Other expenses, net are primarily gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a loss of U.S.$225 million for 2008 compared to a loss of U.S.$143 million for 2007, primarily due to the U.S.$77 million write-off of Block 31 in Ecuador in the fourth quarter of 2008.

Income Tax (Expense) Benefit

Income before income taxes and minority interest increased 39.9% to U.S.$26,992 million for 2008 compared to U.S.$19,299 million for 2007. Income tax expense increased 57.3% to U.S.$9,259 million for 2008 compared to U.S.$5,888 million for 2007. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our audited consolidated financial statements for the year ended December 31, 2008.

Net Income by Business Segment

     We measure performance at the segment level on the basis of net income. Following is a discussion of the net income of our six business segments at December 31, 2008, compared to December 31, 2007.

	Year Ended December 31,
	2008	2007
	(U.S.$ million)

Exploration and Production	21,031	14,072
Supply	(1,996)	2,785
Distribution	839	446
Gas and Energy	(223)	(834)
International	(808)	(815)
Corporate	(57)	(1,796)
Eliminations	93	(720)

Net income	18,879	13,138

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

Consolidated net income for our Exploration and Production segment increased 49.5% to U.S.$21,031 million for 2008 compared to U.S.$14,072 million for 2007, primarily due to higher average prices for our domestic oil production and a 3.5% increase in oil and NGL production.

These effects were partially offset by:

•	higher production taxes; and

•	U.S.$171 million impairment charges in Brazil as a result of decreased international prices at the end of 2008, which affected future projections and increased exploration costs due to write-offs of dry or economically unviable wells.

The spread between our average domestic heavy crude oil sale/transfer price and the average Brent price rose from U.S.$10.95/bbl in 2007 to U.S.$15.44/bbl in 2008. The increase in the difference was the result of a similar widening between the price of light oil and heavy oil in the international market, which to some extent mitigated revenues from the sharp increase in global oil prices during the first half of 2008.

Supply

Our Supply segment comprises our downstream activities in Brazil, including refining, logistics, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our Supply segment generated a net loss of U.S.$1,996 million in 2008 compared to net income of U.S.$2,785 million in 2007.

This decrease is primarily a result of:

•	higher oil sale/transfer costs from our Exploration and Production segment due to the trend in international oil prices;

•	higher costs for imported oil products on the international market;

•	higher freight costs as a result of higher volume;

•	higher naphtha prices; and

•	marking inventory to market value.

The net loss for our Supply segment was also adversely affected by our pricing policy. We do not adjust our domestic prices for diesel, gasoline and LPG—which constitute approximately 60% of our downstream revenues—to reflect short-term volatility in the international markets. The costs for oil and oil products purchased by our supply segment do, however, reflect the volatility of international prices. During 2008, our downstream margins were reduced, as the increase our prices for gasoline and diesel in the domestic market in May 2008 did not fully compensate for higher costs of oil and oil products during most of the year. Only in the fourth quarter of 2008, when international prices declined sharply but our prices for gasoline and diesel remained stable, did our prices reach parity with international levels.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.—BR, in Brazil.

Net income for our Distribution segment increased 88.1% to U.S.$839 million for 2008 compared to U.S.$446 million for 2007.

This increase was primarily the result of:

•	higher sales volumes; and

•	reduced operating expenses due to the elimination of the CPMF tax and gains from reversed accruals for legal proceedings in 2007.

This segment accounted for 34.9% of the total Brazilian fuel distribution market in 2008 compared to 34.3% in 2007.

Gas and Energy

Our Gas and Energy segment consists primarily of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

Net loss for our Gas and Energy segment decreased 73.3% to U.S.$223 million for 2008 compared to a net loss of U.S.$834 million for 2007. This decrease in our net loss was a result of:

•	higher margins in our natural gas and electricity business, reflecting higher sales prices; and

•	higher natural gas and electricity sales volumes in 2008 compared to 2007.

These effects were partially offset by an allowance for the reduced market value of our NGL inventory.

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution, and Gas and Energy.

Net loss for our International segment decreased 0.9% to U.S.$808 million for 2008 compared to a net loss of U.S.$815 million for 2007. This decrease was primarily attributable to increased margins as a result of higher oil prices during the first nine months of 2008.

These effects were offset by:

•	marking inventory to market value in the United States, Japan and Argentina;

•	accrued royalty expenses;

•	the write-off of Block 31 in Ecuador;

•	the complete amortization of goodwill on the Pasadena Refinery; and

•	non-recurring profits on the sale of Bolivian refineries and Argentine companies in 2007.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

Net loss for our Corporate segment decreased 96.8% to U.S.$57 million for 2008 compared to a net loss of U.S.$1,796 million for 2007, primarily due to:

•	increased financial income from foreign exchange gains on international investments;

•	reduced pension plan expenses; and

•	the elimination of the CPMF tax.

These effects were partially offset by increased selling, general and administrative expenses, primarily attributable to higher personnel expenses.

Results of Operations—2007 compared to 2006

The following comparison is also impacted by the increase in the value of the real against the U.S. dollar during 2007 (10.5%) and 2006 (10.7%). See Note 2 of our audited consolidated financial statements for the year ended December 31, 2007, for more information about the translation of Brazilian real amounts into U.S. dollars.

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

Revenues

Net operating revenues increased 21.3% to U.S.$87,735 million for 2007, compared to U.S.$72,347 million for 2006. This increase was primarily attributable to higher sales volumes and prices for our products in domestic and international markets.

Consolidated sales of products and services increased 19.7% to U.S.$112,425 million for 2007, compared to U.S.$93,893 million for 2006, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

•	Value-added taxes, social security contributions payable on sales and financial revenues called PASEP and COFINS, and other taxes on sales and services and social security contributions. These taxes increased 15.4% to U.S.$20,668 million for 2007, compared to U.S.$17,906 million for 2006, primarily due to higher prices and sales volumes; and

•	CIDE, the per-transaction fee due to the Brazilian government, increased 10.5% to U.S.$4,022 million for 2007, compared to U.S.$3,640 million for 2006, primarily due to higher prices and sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2007 increased 23.9% to U.S.$49,789 million, compared to U.S.$40,184 million for 2006. This increase was principally a result of:

•	20% (U.S.$2,472 million) increase in the cost of imports due to higher volumes and prices;

•	15.3% (U.S.$2,443 million) increase in costs associated the increase in our international market prices, including costs related to Pasadena Refinery;

•	16.8% (U.S.$1,567 million) increase in costs associated with a 10.7% increase in our international market sales volumes, including costs related to Pasadena Refinery;

•	11.1% (U.S.$505 million) increase in costs for our international trading activities, due to increases in volume from offshore operations conducted by PifCo; and

•	0.1% (U.S.$11 million) increase in production taxes and charges totaling U.S.$7,420 million for 2007 compared to U.S.$7,409 million for 2006. Production taxes and charges include royalties, which decreased 1.3% to U.S.$3,430 million in 2007 compared to U.S.$3,475 million in 2006, and a special participation charge (an extraordinary charge payable in the event of high production or profitability from our fields), which increased 1.2% to U.S.$3,933 million in 2007 compared to U.S.$3,885 million in 2006. The increase in production taxes and charges in 2007 was primarily due to an increase in the average reference price used to calculate production taxes for our domestic production. This increase was partially offset by a lower special participation charge for some of our offshore mature fields with declining production.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 50.9% to U.S.$5,544 million for 2007, compared to U.S.$3,673 million for 2006. This increase resulted from higher capital spending and increased depletion and amortization charges relating to increased oil and gas production.

Exploration, including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 52.4% to U.S.$1,423 million for 2007, compared to U.S.$934 million for 2006. This increase was primarily attributable to:

•	U.S.$243 million increase in expenses for international seismic activities; and

•	U.S.$99 million increase in expenses related to dry holes in international operations.

Impairment of Oil and Gas Properties

For 2007, we recorded an impairment charge of U.S.$271 million, compared to U.S.$21 million for 2006. The impairment charge was principally related to the following international investments:

•	U.S.$174 million impairment in Ecuador due to tax and legal changes implemented by the government;

•	U.S.$39 million impairment in the United States; and

•	U.S.$13 million impairment in Angola.

The impairment charge in 2006 was related primarily to our Córrego de Pedras on-shore field in Brazil. See Note 9(b) and 9(d) to our audited consolidated financial statements for the year ended December 31, 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 29.6% to U.S.$6,250 million for 2007, compared to U.S.$4,824 million for 2006.

Selling expenses increased 23.5% to U.S.$2,956 million for 2007 from U.S.$2,394 million for 2006. This increase was primarily attributable to:

•	approximately U.S.$182 million in higher transportation costs due mainly to increased exports; and

•	approximately U.S.$75 million in higher personnel expenses.

General and administrative expenses increased 35.6% to U.S.$3,294 million for 2007 from U.S.$2,430 million for 2006. This increase was primarily attributable to:

•	approximately U.S.$309 million in increased personnel expenses; and

•	approximately U.S.$229 million in additional technical consulting services due to increased outsourcing of selected non-core general activities.

Research and Development Expenses

Research and development expenses increased 20.7% to U.S.$881 million for 2007 from U.S.$730 million for 2006. This increase was primarily due to higher costs for training the technical workforce and research and development for production from current reserves and new exploratory frontiers.

Employee Benefit Expense for Non-Active Participants

The employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs. Our employee benefit expense for non-active participants decreased 2.7% to U.S.$990 million for 2007 compared to U.S.$1,017 million for 2006. This decrease was primarily attributable to a decrease in employee benefit expense for non-active participants of U.S.$146 million, primarily due to higher expected market return on plan assets during 2007.

Other Operating Expenses

Other operating expenses increased to a total of U.S.$2,136 million for 2007, from

U.S.$1,120 million for 2006. The most significant changes between 2007 and 2006 were:

•	U.S.$498 million extraordinary expense related to changes in Petros Pension Plan regulations;

•	173.3%(U.S.$149 million) increase in expense related to the implementation of our new salary plan, to U.S.$235 million in 2007 from U.S.$86 million in 2006;

•	181.3% (U.S.$136 million) increase in expense for losses resulting from legal proceedings and contingencies related to pending lawsuits, to U.S.$211 million in 2007 from U.S.$75 million in 2006;

•	83.5% (U.S.$111 million) increase in expense for health, safety and environment (HSE) in 2007, to U.S.$244 million in 2007 from U.S.$133 million in 2006;

•	14.3% (U.S.$81 million) increase in expense for institutional relations and cultural projects, to U.S.$649 million in 2007 from U.S.$568 million in 2006;

•	1.6% (U.S.$1 million) increase in expense for unscheduled stoppages of plant and equipment, to U.S.$65 million in 2007 from U.S.$64 million in 2006; and

•	26.1% (U.S.$62 million) decrease in expense for idle capacity from thermoelectric power plants, to U.S.$176 million in 2007 from U.S.$238 million in 2006.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies increased to U.S.$235 million for 2007 compared to U.S.$28 million in 2006, primarily as a result of the increase in gains in investments in affiliated companies of Petrobras Gás S.A—Gaspetro (U.S.$71 million), Petrobras Química S.A.—Petroquisa (U.S.$62 million) and Petrobras International Braspetro B.V—PIB (U.S.$37 million).

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 33.0% to U.S.$1,550 million for 2007 compared to U.S.$1,165 million for 2006. This increase was primarily attributable to the increase in financial interest income from investments in the amount of U.S.$258 million in 2007 compared to 2006. A breakdown of financial income and expenses is set forth in Note 13 of our audited consolidated financial statements for the year ended December 31, 2007.

Financial Expenses

Financial expenses decreased 49.5% to U.S.$677 million for 2007 compared to U.S.$1,340 million for 2006. This decrease was primarily attributable to a decrease of U.S.$214 million in losses on derivative instruments and U.S.$122 million in losses on repurchased securities in 2007 compared to 2006. A breakdown of financial income and expenses is set forth in Note 13 of our audited consolidated financial statements for the year ended December 31, 2007.

Monetary and Exchange Variation

Monetary and exchange variation generated a loss of U.S.$1,455 million for 2007 compared to a gain of U.S.$75 million for 2006. The increase in monetary and exchange variation is primarily attributable to the increase in the appreciation of the real from 8.7% to 17.2% on U.S. dollar denominated investments both in Brazil (via our Exploration and Production segment) and abroad (via our International segment and financial investments).

Other Taxes

Other taxes, consisting of various taxes on financial transactions, increased 11.4% to U.S.$662 million for 2007 compared to U.S.$594 million for 2006.

Other Expenses, Net

Other expenses, net are primarily gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased to a loss of U.S.$143 million for 2007 compared to a loss of U.S.$17 million for 2006, primarily due to expenses from damage to third-party equipment installed in wells in the Campos Basin (U.S.$71 million) and the write-off of Exploration and Production-related sunk costs (U.S.$53 million).

Income Tax (Expense) Benefit

Income before income taxes and minority interest increased 0.7% to U.S.$19,299 million for 2007 compared to U.S.$19,161 million for 2006. Income tax expense increased 3.5% to U.S.$5,888 million for 2007 compared to U.S.$5,691 million for 2006. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our audited consolidated financial statements for the year ended December 31, 2007.

Net Income by Business Segment

     We measure performance at the segment level on the basis of net income. Following is a discussion of the net income of our six business segments at December 31, 2007, compared to December 31, 2006.

	Year Ended December 31,
	2007	2006
	(U.S.$ million)

Exploration and Production	14,072	11,942
Supply	2,785	2,533
Distribution	446	298
Gas and Energy	(834)	(505)
International	(815)	123
Corporate	(1,796)	(1,436)
Eliminations	(720)	(129)

Net income	13,138	12,826

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

Consolidated net income for our Exploration and Production segment increased 17.8% to U.S.$14,072 million for 2007 compared to U.S.$11,942 million for 2006.

This result was primarily attributable to a U.S.$6,253 million increase in net operating revenues, primarily related to:

•	higher sales and transfer prices for oil in Brazil;

•	0.8% increase in crude oil and NGL production; and

•	higher transfer prices to our other segments for natural gas due to new methodology that takes into consideration natural gas substitutes such as fuel oil as well as international natural gas prices.

These effects were partially offset by:

•	(U.S.$1,492 million) increase in cost of sales as a result of higher lifting costs and production taxes when expressed in U.S. dollars, as well as slightly increased production;

•	U.S.$1,169 million increase in depreciation, depletion and amortization primarily as result of increased capital expenditures, depletion expenses associated with our increased crude oil and natural gas production; and

•	U.S.$214 million increase in other operating expenses, mainly attributable to a one-time charge of U.S.$104 million related to amendments in Petros Plan regulations.

Supply

Our Supply segment comprises our downstream activities in Brazil, including refining, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our domestic fertilizer plants.

Consolidated net income for our Supply segment increased 9.9% to U.S.$2,785 million for 2007 compared to U.S.$2,533 million for 2006.

This increase was primarily a result of a U.S.$11,590 million increase in net operating revenues, mainly attributable to:

•	higher sales volumes;

•	higher average prices for our products sold in Brazil, despite constant prices in reais for diesel, gasoline and LPG as the appreciation of the real yielded higher revenues when expressed in U.S. dollars; and

•	higher international prices for oil products exports.

These effects were partially offset by:

•	19.4% (U.S.$10,069 million) increase in the cost of sales, mainly attributable to a rise in the cost and volume of domestic and imported crude oil and an increase in the cost and volume of imported oil products, primarily diesel. Higher refining costs also contributed to the increased cost of sales;

•	47.1% (U.S.$640 million) increase in selling, general and administrative expenses as a result of higher selling expenses, due to increased sales volumes and increased personnel expenses;

•	61.0% (U.S.$408 million) increase in depreciation, depletion and amortization primarily as result of higher capital expenditures to upgrade and modernize our refineries; and

•	441.1% (U.S.$179 million) increase in other operating expenses, mainly attributable to a one-time charge of U.S.$61 million related to amendments in Petros Plan regulations and a U.S.$69 million expense related to HSE.

Distribution

Our Distribution segment comprises oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.—BR, in Brazil.

Consolidated net income for our Distribution segment increased 49.7% to U.S.$446 million for 2007 compared to U.S.$298 million for 2006.

This result reflected a U.S.$4,639 million increase in net operating revenues, primarily resulting from higher sales volumes.

These effects were partially offset by a U.S.$4,157 million increase in cost of sales, mainly due to higher sales volumes.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

Our Gas and Energy segment registered net loss of U.S.$834 million for 2007 compared to net loss of U.S.$505 million for 2006.

This increase in our net loss was primarily attributable to:

•	24.5%(U.S.$890 million) increase in cost of sales, primarily due to higher natural gas costs; and

•	144.1%(U.S.$257 million) increase in other operating expenses, mainly attributable to a U.S.$240 million expense related to the payment of contractual fines related to gas and electricity supply.

These effects were partially offset by a U.S.$822 million increase in net operating revenues as a result of:

•	higher sales price for natural gas; and

•	2.1% increase in natural gas sales volume.

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Our International segment generated net loss of U.S.$815 million in 2007 compared to net income of U.S.$123 million in 2006.

This decrease was primarily attributable to:

•	higher cost of sales in the amount of U.S.$2,954 million, primarily as a result of: (i) the consolidation of the Pasadena refinery acquired in 2006; and (ii) increased lifting cost, primarily in Argentina;

•	U.S.$342 million increase in exploration and drilling expenses, mainly in Turkey, Angola, Iran, Argentina, Libya, and Venezuela;

•	U.S.$225 million increase in impairment expenses, mainly in Ecuador, the United States and Angola;

•	U.S.$151 million increase in selling, general and administrative expenses, due to increased operations by our foreign subsidiaries, corporate acquisitions and the formation of new companies; and

•	U.S.$150 million increase in depreciation, depletion and amortization primarily as result of an increase in capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production.

These increases were partially offset by U.S.$3,030 million increase in net operating revenues as a result of the consolidation of the Pasadena refinery and an increase in petrochemical business revenues in Argentina, partially offset by the exclusion of revenues from Venezuelan operations from our consolidated results.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

Consolidated net loss for our Corporate segment increased to U.S.$1,796 million in 2007 compared to a net loss of U.S.$1,436 million in 2006.

This larger net loss was primarily affected by the following items:

•	38.2% (U.S.$436 million) increase in selling, general and administrative expenses, mainly due to personnel expenses due to staffing for our planned growth as well as increased activity in 2007, a new salary plan to make our salaries more competitive with the Brazilian labor market and the renewal of a collective bargaining agreement; and

•	a one-time charge of U.S.$305 million included in other operating expenses related to the amendments in Petros Pension Plan regulations.

These effects were partially offset by a decrease in income tax expense in the amount of U.S.$601 million due to the additional tax incentives in relating to operations in the region covered by the Northeast Development Agency (ADENE).

Additional Business Segment Information

     Set forth below is additional selected financial data by business segment for 2008, 2007 and 2006:

	For The Year Ended December 31,
	2008	2007	2006
	(U.S.$ million)

Exploration and Production
Net revenues to third parties(1)(2)	973	2,455	3,351
Intersegment net revenues	58,051	39,536	32,387

Total net operating revenues(2)	59,024	41,991	35,738
Depreciation, depletion and amortization	(3,544)	(3,335)	(2,166)
Net income(3)	21,031	14,072	11,942
Capital expenditures	14,293	9,448	7,329
Property, plant and equipment, net	45,836	48,288	33,979
Supply
Net revenues to third parties(1)(2)	69,318	50,531	42,831
Intersegment net revenues	26,884	19,018	15,128

Total net operating revenues(2)	96,202	69,549	57,959
Depreciation, depletion and amortization	(1,109)	(1,077)	(669)
Net income(3)	(1,996)	2,785	2,533
Capital expenditures	7,234	4,488	1,936
Property, plant and equipment, net	15,806	14,480	9,828
Distribution
Net revenues to third parties(1)	30,315	22,944	18,394
Intersegment net revenues	577	376	287

Total net operating revenues	30,892	23,320	18,681
Depreciation, depletion and amortization	(165)	(155)	(143)
Net income(3)	839	446	298
Capital expenditures	309	327	351
Property, plant and equipment, net	1,621	1,838	1,468
Gas and Energy
Net revenues to third parties(1)	7,627	3,673	2,833
Intersegment net revenues	1,175	1,239	1,257

Total net operating revenues	8,802	4,912	4,090
Depreciation, depletion and amortization	(367)	(259)	(197)
Net loss(3)	(223)	(834)	(505)
Capital expenditures	4,256	3,223	1,664
Property, plant and equipment, net	10,719	10,615	6,828
International
Net revenues to third parties(1)	10,024	8,132	4,938
Intersegment net revenues	916	969	1,133

Total net operating revenues	10,940	9,101	6,071
Depreciation, depletion and amortization	(564)	(567)	(417)
Net income(3)	(808)	(815)	123
Capital expenditures	2,908	2,864	2,637
Property, plant and equipment, net	9,341	7,596	5,722

(1)	As a vertically integrated company, not all of our segments have significant third-party revenues. For example, our exploration and production segment accounts for a large part of our economic activity and capital expenditures, but has little third party revenues.
(2)	Revenues from commercialization of oil to third parties are classified in accordance with the points of sale, which could be either the Exploration and Production or Supply segments.
(3)	In order to align the financial statements of each business segment with the best practices of companies in the oil and gas sector and to improve our management’s understanding, since the first quarter of 2006 we have switched to allocating all financial results and items of a financial nature to the corporate level, including prior years.

Management’s Discussion and Analysis of PifCo’s Financial Condition and Results of Operations

Overview

PifCo is our wholly owned subsidiary. Accordingly, PifCo’s financial position and results of operations are significantly affected by our decisions. PifCo’s ability to meet its outstanding debt obligations depends on a number of factors, including:

•	our financial condition and results of operations;

•	the extent to which we continue to use PifCo’s services for market purchases of crude oil and oil products;

•	our willingness to continue to make loans to PifCo and provide PifCo with other types of financial support;

•	PifCo’s ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	PifCo’s ability to transfer our financing costs to us.

PifCo earns income from:

•	sales of crude oil and oil products to us;

•	sales of crude oil and oil products to third parties and affiliates; and

•	the financing of sales to us, inter-company loans to us and investments in marketable securities and other financial instruments.

PifCo’s operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	selling, general and administrative expenses; and

•	financial expense, mainly from interest on its lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from us.

Purchases and Sales of Crude Oil and Oil Products

PifCo typically purchases crude oil and oil products in transactions with payment terms of approximately 30 days. We typically pay for shipments of crude oil and oil products that PifCo sells to us over a period of up to 330 days, which allows us sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for our shipments. During this period, PifCo typically finances the purchase of crude oil and oil products through either funds previously provided by us or third-party trade finance arrangements. The difference between the amount PifCo pays for crude oil and oil products and the amount we pay for that same crude oil and oil products is deferred and recognized as part of PifCo’s financial income on a straight-line basis over the period in which our payments to PifCo come due. PifCo also purchases crude oil and oil products from us for sale outside Brazil. Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil.

Results of Operations—2008 compared to 2007

Net (Loss) Income

PifCo had a loss of U.S.$772 million in 2008 compared to net income of U.S.$29 million in 2007.

Sales of Crude Oil and Oil Products and Services

PifCo’s sales of crude oil and oil products and services increased 58.8% to U.S.$42,443 million in 2008 compared to U.S.$26,732 million in 2007. This increase was primarily due to:

•	44% increase in average sales price, mainly as a result of a 34% increase in the average price of Brent crude oil, to U.S.$96.99 per barrel in 2008 from U.S.$72.52 per barrel in 2007; and

•	14.1% increase in sales volumes, primarily due to increased sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras.

Cost of Sales

Cost of sales increased 60.5% to U.S.$42,231 million in 2008 compared to

U.S.$26,311 million in 2007. This increase was proportionally higher than the increase in sales of crude oil and oil products and services primarily due to the same reasons and also as a result of higher average inventory price formation in the last quarter of 2008, since oil and oil products were largely acquired prior to the decline in international oil prices.

Selling, General and Administrative Expenses

PifCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 90.8% to U.S.$562 million in 2008 compared to U.S.$294 million in 2007. This increase resulted primarily from increases in offshore sales and average freight rates in 2008, as a result of changes in international market trends and shipping routes in the amount of U.S.$452 million.

Other Operating Expenses

PifCo recognized a loss of US$577 million due to inventory impairment for the year ended December 31, 2008, as a result of the recent decline in the international oil prices.

Financial Income

PifCo’s financial income consists of the financing of sales to us, inter-company loans to us, investments in marketable securities and other financial instruments. PifCo’s financial income increased 12.3% to U.S.$2,325 million in 2008 compared to U.S.$2,070 million in 2007. This increase was primarily due to:

•	increased sales to us during 2007 compared to 2006, resulting in additional financial income in 2008 due to financing terms granted to us and interest calculated on a monthly basis. See “—Purchases and Sales of Crude Oil and Oil Products”; and

•	increased derivative income related to exchange traded contracts as a result of increases in offshore sales and the average price of crude oil and oil products in the international market.

This increase was partially offset by a decrease in financial income from loans to related parties, due to the transfer of U.S.$8,231 million in notes receivable to Braspetro Oil Services Company (Brasoil) as a consequence of the assumption by Brasoil of PifCo’s obligations under the notes payable to Petrobras in the same amount. See Note 5(v) to PifCo’s audited consolidated financial statements.

Financial Expense

PifCo’s financial expense consists of interest paid and accrued on PifCo’s outstanding indebtedness, other fees associated with PifCo’s issuance of debt and other financial instruments. PifCo’s financial expense remained substantially stable, at U.S.$2,170 million in 2008 compared to U.S.$2,168 million in 2007.

There was an increase in derivative expenses related to exchange traded contracts as a result of increases in offshore sales and the average price of crude oil and oil products in the international market and an increase in interest expenses relating to recent issuances of notes, including the issuance of U.S.$1.0 billion in Global Notes in November 2007, and a reopening of those Global Notes in the amount of U.S.$750 million in January 2008.

These increases were offset by a decrease in interest expenses due to the assumption by Brasoil of PifCo’s obligations under notes payable to Petrobras in the amount of U.S.$8,231 million, as a consequence of the transfer of notes receivable to Brasoil in the same amount.

Results of Operations—2007 compared to 2006

Net Income (Loss)

PifCo had a net income of U.S.$29 million for 2007 compared to a loss of U.S.$211 million for 2006.

Sales of Crude Oil and Oil Products and Services

PifCo’s sales of crude oil and oil products and services increased 21.1% to U.S.$26,732 million for 2007 compared to U.S.$22,070 million for 2006.

This increase was primarily due to:

•	25% increase in sales volume caused by higher sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras, and higher sales associated with trading activities in Asia by PifCo’s subsidiary PSPL; and

•	11.3% increase in the average price of Brent crude oil to U.S.$72.52 per barrel for 2007 compared to U.S.$65.14 per barrel for 2006.

Cost of Sales

Cost of sales increased 20.1% to U.S.$26,311 million for 2007 compared to U.S.$21,901 million for 2006. This increase was proportional to the increase in sales of crude oil and oil products and services and was primarily due to the same reasons.

Selling, General and Administrative Expenses

PifCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 42.1% to U.S.$295 million for 2007 compared to U.S.$207 million in 2006, U.S.$136 million of which consisted of higher shipping expenses caused by increased offshore sales and higher average freight rates.

Financial Income

PifCo’s financial income consists of financing of sales to us, inter-company loans to us, investments in marketable securities and other financial instruments. PifCo’s financial income increased 61.1% to U.S.$2,070 million for 2007 compared to U.S.$1,285 million for 2006, primarily due to:

•	increased loans to related parties; and

•	higher sales volumes to us during 2006 compared to 2005. See “—Purchases and Sales of Crude Oil and Oil Products.”

Financial Expense

PifCo’s financial expense consists of interest paid and accrued on PifCo’s outstanding indebtedness and other fees associated with PifCo’s issuance of debt. PifCo’s financial expense increased 48.7% to U.S.$2,168 million for 2007 compared to U.S.$1,458 million for 2006, primarily due to increased inter-company loans from us to meet short-term financing needs.

Liquidity and Capital Resources

Petrobras

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements. In 2009, our major cash needs include planned capital expenditures of U.S.$28,695 million, announced dividends of U.S.$4,242 million and payments of U.S.$3,562 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on January 23, 2009, which provides for capital expenditures of U.S.$174.4 billion from 2009 through 2013. We will continue our policy of extending the term of our debt maturity profile. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

In planning for our financial needs for 2009 and 2010, we have assumed an average Brent crude oil price of U.S.$37.0/bbl in 2009 and U.S.$40.0/bbl in 2010. Based on these prices, and making other assumptions regarding our cash flow generation, we expect that we would need U.S.$18.1 billion of new financing in 2009 and U.S.$18.9 billion in 2010 in order to meet the capital expenditures set forth in our 2009-2013 Business Plan.

For 2009, we intend to fund our financial needs through loans from the BNDES, Brazilian banks, international commercial banks and other traditional sources of funding such as export credit agencies and non-Brazilian government development banks. As of May 20, 2009, we have raised approximately U.S.$500 million (R$1.2 billion) from Brazilian banks and U.S.$4.0 billion from international commercial banks toward our financing needs for 2009.

We expect to repay the loans from international commercial banks with the issuance of long-term bonds in the capital markets. In February 2009, we issued U.S.$1.5 billion of long-term bonds in the capital markets, which reduced the total amount of required bank financing. All amounts raised in 2009 in excess of U.S.$18.1 billion will be used to pre-fund our financing needs for 2010.

We intend to fund a significant portion of the U.S$18.9 billion of capital expenditures needed for 2010 through loan facilities from the BNDES. We expect to raise additional amounts from our traditional sources of funding, as well as realize cost savings on some of our capital projects.

In the last quarter of 2008, there was a substantial decrease in demand for, and prices of, oil. If Brent crude oil prices drop below the reference prices we use to calculate the cash flows assumed in our 2009-2013 Business Plan, we may need to reduce our expenditures as well as evaluate additional sources of capital.

Government Regulation

We are required to submit our annual capital expenditures budget (Plano de Dispêndio Global, or PDG) to the Brazilian Ministry of Planning, Budget and Management, and the Ministry of Mines and Energy. Following review by these agencies, the Brazilian Congress must approve the budget. Although the total level of our annual capital expenditures is regulated, the specific application of funds is left to our discretion. Since mid-1991, we have obtained substantial amounts of our financing from the international capital markets, mainly through the issuance of commercial paper and short, medium and long-term notes, and have increasingly been able to raise long-term funds for large capital expenditure items such as rigs and platforms.

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process. Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat.

Sources of Funds

Our Cash Flow

On December 31, 2008, we had cash and cash equivalents of U.S.$6,499 million compared to U.S.$6,987 million at December 31, 2007. The decrease in our cash and cash equivalents was primarily due to increased capital expenditures during 2008 compared to 2007.

Operating activities provided net cash flows of U.S.$28,220 million for 2008 compared to U.S.$22,664 million for 2007. Cash generated by operating activities was mainly affected by net operating revenues, which increased U.S.$30,522 million during 2008 compared to 2007.

Net cash used in investing activities increased to U.S.$29,466 million for 2008 compared to U.S.$24,026 million for 2007. This increase was due primarily to capital expenditures totaling U.S.$29,874 million, including U.S.$14,293 million related to exploration and production projects in Brazil, mainly in the Campos Basin.

Net cash provided by financing activities amounted to U.S.$2,778 million for 2008 compared to net cash used in financing activities of U.S.$5,988 million for 2007. This increase was primarily due to funds raised by PifCo through the issuance of Global Notes and proceeds from project financing, primarily from the Gasene, Codajás and Companhia de Desenvolvimento e Modernização de Plantas Industriais—CDMPI projects. See Notes 12 and 14 of our consolidated financial statements for the year ended December 31, 2008.

Our net debt increased to U.S.$20,852 million as of December 31, 2008 compared to U.S.$14,908 million as of December 31, 2007, primarily due to increased capital expenditures, as we continue to expand our activities, which exceeded our internally generated cash flow. The deficit was funded by increased long-term debt, drawdowns from credit lines to finance ethanol exports, funds raised by

PifCo through the issuance of Global Notes, increased project financing proceeds, as well as a reduction in cash and cash equivalents.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. On December 31, 2008, our short-term debt (excluding current portions of long-term debt) amounted to U.S.$2,399 million compared to U.S.$1,458 million on December 31, 2007.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the BNDES and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$17,562 million at December 31, 2008 compared to U.S.$13,421 million at December 31, 2007.

     Included in these figures at December 31, 2008 are the following international debt issues:

Notes	Principal Amount
(U.S.$ million)

PEPSA’s 9.00% Notes due 2009	181
PEPSA’s 8.13% Notes due 2010	349
PEPSA’s 3.55% Notes due 2011	87
PifCo’s 9.750% Notes due 2011	600
PEPSA’s 9.38% Notes due 2013	200
PifCo’s 3.748% Senior Trust Certificates due 2013(1)	200
PifCo’s 9.125% Global Notes due 2013	750
PifCo’s 7.75% Global Notes due 2014	600
PifCo’s 6.436% Senior Trust Certificates due 2015(1)	550
PifCo’s 2.15% Japanese Yen Bonds due 2016	386
PifCo’s 6.125% Global Notes due 2016	899
PEPSA’s 6.66% Notes due 2017(2)	300
PifCo’s 8.375% Global Notes due 2018	750
PifCo’s 5.875% Global Notes due 2018	1,750

Unless otherwise noted, all debt is issued by PifCo, with support from us through a standby purchase agreement.

(1)	Issued in connection with our export prepayment program. Unless otherwise noted, all debt issued by PifCo, with support from us through a standby purchase agreement.
(2)	Issued by PESA, with support from us through a standby purchase agreement.

Project Financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings.” Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$6,795 million at December 31, 2008, compared to U.S.$6,278 million at December 31, 2007. This increase in outstanding project financing was primarily due to increased debt relating to the Gasene, Codajás and CDMPI projects. See Note 14 of our consolidated financial statements for the year ended December 31, 2008.

     As of December 31, 2008, the long-term portion of our project financings becomes due in the following years:

Amount Due
(U.S.$ million)

2010	529
2011	878
2012	335
2013	335
2014	384
2015 and thereafter	2,554

5,015

PifCo

Overview

PifCo finances its oil trading activities principally through commercial banks, including lines of credit, as well as through inter-company loans from us and the issuance of notes in the international capital markets. As an offshore non-Brazilian company, PifCo is not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, the issuance of any debt follows the recommendation by any of our Chief Financial Officer, executive board or board of directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

PifCo’s Cash Flow

At December 31, 2008, PifCo had cash and cash equivalents of U.S.$288 million compared to U.S.$675 million at December 31, 2007. PifCo’s operating activities used net cash of U.S.$9,149 million in 2008 compared to U.S.$5,210 million in 2007, primarily as a result of an increase in related-party trade accounts receivables. This increase was a result of increased sales of crude oil and oil products and services, primarily due to higher average prices of crude oil and oil products in the international market.

PifCo’s investing activities provided net cash of U.S.$26 million in 2008 compared to U.S.$5,945 million in 2007, primarily as a result of a decrease in the amount of loans to related parties and investments in marketable securities held by a fund that includes investments in titles of Petrobras’ special purposes companies.

PifCo’s financing activities provided net cash of U.S.$8,736 million in 2008 compared to net cash of U.S.$11,319 million in 2007, primarily as a result of a decrease in proceeds from short-term loans from us and a decrease in proceeds from the issuance of long-term debt.

PifCo’s Accounts Receivable

Accounts receivable from related parties increased 62.3% to U.S.$24,155 million at December 31, 2008, from U.S.$14,886 million at December 31, 2007, primarily as a result of an increase in sales of crude oil and oil products mainly due to increased average prices of crude oil and oil products in the international market.

PifCo’s Short-Term Borrowings

PifCo’s short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit, loans from financing institutions and the short-term portion of long-term lines of credit and loans from financing institutions. At December 31, 2008, PifCo had short-term borrowings of U.S.$143 million, consisting of the short-term portion of long-term lines of credit and loans from financing institutions, compared to U.S.$311 million of short-term borrowings at December 31, 2007. The weighted average annual interest rate on these short-term borrowings was 3.59% at December 31, 2008 compared to 5.59% at December 31, 2007. At December 31, 2008, PifCo had no short-term lines of credit or loans from financing institutions outstanding.

The short-term portion of PifCo’s notes payable to related parties consists of notes payable to us, and increased 5.7% to U.S.$25,353 million at December 31, 2008, from U.S.$23,978 million at December 31, 2007, primarily as a result of PifCo’s short-term financing needs. This increase was partially offset by the assumption by Brasoil of PifCo’s obligations under the notes payable to us in the amount of U.S.$8,231 million, as a consequence of the transfer of PifCo’s notes receivable to Brasoil in the same amount.

PifCo’s Long-Term Borrowings

At December 31, 2008, PifCo had long-term borrowings outstanding in financing institutions of:

•	U.S.$631 million in long-term lines of credit due between 2009 and 2017 compared to U.S.$646 million at December 31, 2007. At December 31, 2008, PifCo had used all funds from lines of credit to finance imports and exports of crude oil and oil products; and

•	U.S.$358 million under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% p.a., payable semi-annually. The principal amount will be paid semi-annually starting on December 15, 2009 through December 15, 2014.

On January 11, 2008, PifCo reopened the series of its outstanding U.S.$1.0 billion 5.875% Global Notes due March 1, 2018, issuing an additional amount of U.S.$750 million in Global Notes. The Global Notes are fungible with the original 5.875% Global Notes issued on November 1, 2007, and bear interest at a rate of 5.875% per year, payable semi-annually. The total amount of U.S.$1,750 million in 5.875% Global Notes due 2018 is included in the Current and Long-Term Debt table below under the heading “Global Notes”.

On March 31, 2008, PifCo paid U.S.$127 million of principal on the Global Step-Up Notes that matured on April 1, 2008.

On May 8, 2008, PifCo paid U.S.$224 million of principal on the Senior Notes that matured on May 9, 2008.

At December 31, 2008, PifCo also had outstanding:

•	U.S.$235 million in Senior Notes due 2011, bearing interest at the rate of 9.75%;

•	U.S.$332 million (U.S.$67 million current portion) in connection with Petrobras’ export prepayment program, U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and U.S.$200 million in 3.748% Senior Trust Certificates due 2013;

•	U.S.$3,941 million in Global Notes, consisting of U.S.$374 million in Global Notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million in Global Notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million in Global Notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million in Global Notes due October 2016 that bear interest at the rate of 6.125% per year; and U.S.$1,750 million in Global Notes due March 2018 that bear interest at the rate of 5.875% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans; and

•	U.S.$386 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guaranty from JBIC and was designed to tap the Japanese market, access a new investor base and achieve a competitive cost. The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominated debt.

Pifco’s outstanding position at December 31, 2008 in irrevocable letters of credit was U.S.$628 million compared to U.S.$730 million at December 31, 2007, supporting crude oil and oil products imports and services. At December 31, 2008, PifCo had standby committed facilities available in the amount of U.S.$546 million, which are not committed to any specific use. PifCo has not drawn down amounts related to these facilities, and, as of the date of this filing, PifCo has not scheduled a date for the drawdown.

In June 2008, PifCo issued a corporate guaranty to International Finance Corporation—IFC in the amount of U.S.$40 million to guarantee a loan entered into by the affiliate company Quattor Petroquímica in connection with Petrobras’

consolidation of petrochemical assets in Southeastern Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in reais, at a rate of 1% per year over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event PifCo is required to make payments under the guaranty, PifCo will have the right to recover those payments from Quattor Petroquímica.

     The following table sets forth the sources of PifCo’s current and long-term debt at December 31, 2008, and December 31, 2007:

	December 31, 2008		December 31, 2007
	Current	Long-term	Current	Long-term
	(U.S.$ million)

Financing Institutions	143	989	311	1,040
Senior Notes	11	235	239	235
Global Step-Up Notes	—	—	131	—
Sale of right to future receivables	70	482	69	549
Assets related to export prepayment to be offset against sales of rights to future receivables	—	(150)	—	(150)
Global Notes	76	3,941	37	3,200
Japanese Yen Bonds	2	386	2	313

Total debt	302	5,883	789	5,187

Long-Term Indebtedness Incurred After December 31, 2008

On February 11, 2009, PifCo issued Global Notes in the total amount of U.S.$1,500 million in the international capital market, due March 15, 2019. The Global Notes bear interest at the rate of 7.875% per year, payable semiannually beginning on September 15, 2009. The funds raised will be used for general corporate purposes, including financing the 2009-2013 Business Plan. The offering had an estimated cost of U.S.$6 million, a discount of U.S.$26 million and an effective interest rate of 8.187% per year. The Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo and are unconditional and irrevocably guaranteed by Petrobras.

Between March 24, 2009, and May 20, 2009, PifCo borrowed an aggregate amount of U.S.$4,000 million under lines of credit with Banco Santander, S.A., Citibank, N.A., HSBC Bank USA, N.A. and JPMorgan Chase Bank, N.A. The loans will mature in 2011 and bear interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence. The proceeds will be used by PifCo to purchase oil on the international market for sale to Petrobras and to purchase our oil exports.

Extinguished Securities

On December 31, 2008 and December 31, 2007, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$749 million and U.S.$856 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and project financings. See Note 14 to our audited consolidated financial statements for the year ended December 31, 2008.

Off Balance Sheet Arrangements

As noted above, all of our project financings are on-balance sheet. As of December 31, 2008, neither we nor PifCo had off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$29,874 million in 2008, a 42.4% increase compared to our investments of U.S.$20,978 million in 2007. Our 2008 investments were primarily directed toward increasing production in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in 2008, U.S.$14,293 million was invested in exploration and development projects (47.8% in the Campos Basin), including investments financed through project financing.

     The following table sets forth our consolidated capital expenditures (including project financings and investments in gas-fired power plants) for each of our business segments for 2008, 2007 and 2006:

	For the Year Ended December 31
	2008	2007	2006
	(U.S.$ million)

Exploration and Production	14,293	9,448	7,329
Supply	7,234	4,488	1,936
Distribution	309	327	351
Gas and Energy	4,256	3,223	1,664
International
Exploration and Production	2,734	2,555	2,304
Supply	102	247	202
Distribution	20	37	77
Gas and Energy	52	25	54
Corporate	874	628	726

Total	29,874	20,978	14,643

On January 23, 2009, we announced our 2009-2013 Business Plan, which contemplates total budgeted capital expenditures of U.S.$174.4 billion from 2009 to 2013, approximately U.S.$158.2 billion of which will be directed towards our activities in Brazil, while U.S.$16.2 billion will be directed to our activities abroad. We expect that the majority of our capital expenditures from 2009 to 2013, approximately U.S.$104.6 billion, will be directed towards exploration and production, of which U.S.$91.9 billion is slated for our activities in Brazil (U.S.$28 billion of which is dedicated to the pre-salt reservoirs).

Our 2009-2013 Business Plan contemplates greater domestic capital expenditures for our oil and gas activities in Brazil. We estimate that of the U.S.$158.2 billion in domestic capital expenditures through 2013, at least U.S.$100.7 billion (64%) will be utilized to pay for equipment and services provided by Brazilian contractors, suppliers and other service providers.

Our capital expenditure budget for 2009, including our project financings, is U.S.$28.6 billion, allocated as follows:

•	Exploration and Production segment: U.S.$13.0 billion;

•	Supply segment: U.S.$7.9 billion;

•	Distribution segment: U.S.$0.3 billion;

•	Gas and Energy segment: U.S.$3.2 billion;

•	International segment: U.S.$3.0 billion;

•	Corporate segment: U.S.$0.8 billion; and

•	Our subsidiary Petrobras Biocombustível: U.S.$0.4 billion

We plan to meet our budgeted capital expenditures primarily through internally generated cash, issuances in the international capital markets, project finance loans, commercial bank loans and other sources of capital. Our actual capital expenditures may vary substantially from the projected numbers set forth above as a result of market conditions and the cost and availability of the necessary funds.

Dividends

Our shareholders approved a dividend distribution of U.S.$4,242 million at the Ordinary General Shareholder Meeting held on April 8, 2009. This proposal complies with our by-laws regarding the guaranteed rights of preferred shares and includes interest on shareholders’ equity already approved by the board of directors.

The dividends and interest on shareholders’ equity will be paid on the dates established at the Ordinary General Shareholder Meeting. These amounts will be restated

according to the SELIC rate from December 31, 2008 to the initial date of payment. The first payment was scheduled for April 24, 2009, but was not paid until April 29, 2009 due to the imposition of an injunction by a Rio de Janeiro court that was quickly overturned.

Contractual Obligations

Petrobras

     The following table summarizes our outstanding contractual obligations and commitments at December 31, 2008:

	Payments Due by Period
	Total	≥ 1 year	1-3 years	3-5 years	≥ 5 years
	(U.S.$ million)

Contractual obligations
Balance sheet items:
Long-term debt obligations	17,562	1,531	6,392	3,363	6,276
Pension fund obligations(1)	16,168	923	2,124	2,555	10,566
Project financings obligations	6,795	1,780	1,407	670	2,938
Capital (finance) lease obligations	595	251	302	30	12

Total balance sheet items	41,120	4,485	10,225	6,618	19,792
Other long-term contractual commitments
Natural gas ship-or-pay	5,108	457	921	931	2,799
Contract service	44,843	17,273	16,166	5,621	5,783
Natural gas supply agreements	11,687	1,112	1,938	2,178	6,459
Operating lease	23,166	4,271	7,975	6,254	4,666
Purchase commitments	5,154	1,446	1,284	595	1,829
International purchase commitments	10,933	1,543	6,229	1,449	1,712

Total other long-term commitments	100,891	26,102	34,513	17,028	23,248

Total	142,011	30,587	44,738	23,646	43,040

(1)	Our pension fund obligations are guaranteed by U.S.$14,115 million in plan assets. These assets are presented as a reduction to the net actuarial liabilities. See Note 16(f) to our consolidated financial statements for the year ended December 31, 2008.

PifCo

     The following table sets forth PifCo’s contractual obligations as of December 31, 2008, and the period in which the contractual obligations come due:

	Payments Due by Period
	Total	≥ 1 year	1-3 years	3-5 years	≥ 5 years
	(U.S.$ million)

Contractual obligations
Long-term debt	6,081	198	866	1,253	3,764
Purchase obligations—long-term	2,448	1,246	912	145	145
Operating leases	11	1	3	4	3

Total	8,540	1,445	1,781	1,402	3,912

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

Oil and Gas Reserves

Evaluations of oil and gas reserves are important for the effective management of upstream assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserve quantities are also used as the basis for calculation of unit-of-production rates for depreciation and evaluation for impairment. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not. Possible reserves are less likely to be recovered than probable reserves.

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

Impact of Oil and Gas Reserves on Depreciation and Depletion

The calculation of unit-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of upstream assets. It is the ratio of (i) actual volumes produced to (ii) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (iii) asset cost. Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs. The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability. This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production. As a result of these revisions, we increased our proved reserves by 162.7 mmboe in 2008, 762.9 mmboe in 2007 and 425.5 mmboe in 2006.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment

At December 31, 2008, our property, plant, and equipment, net of accumulated depletion, amounted to U.S.$85 billion. A substantial part of this amount consisted of oil and gas producing properties. These properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; the percentage of probables that we include in cash flows does not exceed our past success ratios in developing probable reserves.

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

While such uncertainties are inherent to this estimation process, the amount of impairment charges in past years has been small relative to the total value of oil and gas producing properties: U.S.$519 million in 2008, U.S.$271 million in 2007 and U.S.$21 million in 2006. Based on our experience, we believe that future variability in estimates will have a small impact on both assets and expense.

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

We account for our Employees’ Post-Retirement Benefits and Other Benefits, according to FASB Statements No. 87, 88, 106, 132(R) and 158. These standards require that we recognize the over-funded or under-funded status of each of our defined benefit pension and other post-retirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholder’s equity.

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

We adopt a mortality table relating to actuarial assumptions of our pension and healthcare plans in Brazil, which reflects changes with respect to the profile of employees, retirees and pensioners, based on longevity, age of invalidity and invalid mortality tables.

The progressive increase in longevity has direct impact on the plan’s estimated and provisioned volume of commitments and obligations and in our liabilities under the line “Employees’ post-retirement benefits obligation—Pension” and our shareholders’ equity under the line “Post-retirement benefit reserves adjustments net of tax—pension cost.”

The change of the mortality table has been affecting the results for the years subsequent to 2004 due to increased expenses related to the interest costs and amortization of “Post-retirement benefit reserves adjustments net of tax—pension.”

“Post-retirement benefit reserves adjustments net of tax—pension cost” are values calculated as the difference between the forecasted restatement of the net value of the obligations according to the actuarial assumptions and the variations effectively occurring over time. These amounts are to be amortized and posted to the results of subsequent fiscal years over the average life expectancy of the pension plan’s members. See Note 16 to our audited consolidated financial statements for the year ended December 31, 2008.

In 2008, we began to account for employee benefit expenses for non-active participants as part of operating expenses rather than non-operating expenses. This reclassification had no effect on our consolidated net income, other than disclosure of our consolidated statements of income.

Litigation, Tax Assessments and Other Contingencies

Claims for substantial amounts have been made against us arising in the normal course of business. We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets. In accordance with the guidance provided by U.S. GAAP, we accrued for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. At December 31, 2008, we had accrued U.S.$379 million for litigation contingencies. Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances. We believe that payments required to settle the amounts related to these claims, in case of loss, will not vary significantly from our estimated costs, and thus will not have a material adverse effect on our operations or cash flows. In past periods, the difference between the actual payout and the amount of the provision liability, with respect to contingency estimation, has been insignificant, with no material income statement impact in the period of the payout. In the last five years, our annual cash payouts for contingencies relating to claims against us, the parent company, reached an average of U.S.$104 million per year.

Asset Retirement Obligations and Environmental Remediation

Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites. Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide. We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets. We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation. The aggregate amount of estimated costs on a discounted basis for asset retirement and environmental remediation provision at December 31, 2008 was U.S.$2,825 million. Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulation have vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty. However, given the significant amount of time to the ultimate retirement date, any modifications in technological specifications, legal requirement, or other matters, would not have a materially adverse effect on any one reporting period.

In 2008, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to declaration of new fields as economically viable, certain changes in revised cost estimates to abandon provided by non-operated joint-ventures. A summary of the annual changes in the abandonment provisions is presented in Note 9(a) to our audited consolidated financial statements, as of December 31, 2008.

Derivative Transactions

SFAS 133 requires that we recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Accounting for derivative transactions requires us to employ judgment to arrive at assumptions to compute fair market values, which are used as the basis for recognition of the derivative instruments in the financial statements. Such measurement may depend on the use of estimates such as estimated future prices, long-term interest rates and inflation indexes, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market.

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

Impact of New Accounting Standards

Brazilian GAAP Is in the Process of Adopting IFRS Principles

Enacted in 2007, Law No. 11,638/07 amended the Brazilian Corporate Law to permit Brazilian GAAP to converge with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The transition from Brazilian GAAP to IFRS is being made gradually as official accounting pronouncements are issued. Financial statements prepared in accordance with Brazilian GAAP for the fiscal year ended December 31, 2008 were impacted by the new pronouncements. As a result, the basis for calculating dividend and profit sharing distributions to our employees were also affected. Our financial statements prepared in accordance with U.S. GAAP were not affected by Law No. 11,638/07 other than dividends payable and profit sharing payable to our employees, which are based on net income as calculated under Brazilian GAAP.

In 2008, Provisional Measure No. 449/08 was enacted to create a transitional tax regime that will allow the changes to Brazilian GAAP brought by Law No. 11,638/07 to be tax neutral until further legislation regulating the tax effects of the new accounting principles becomes effective. The adoption of the transitional tax regime is optional for the fiscal years ended December 31, 2008 and 2009 and mandatory as from fiscal year ended December 31, 2010. The temporary tax effects caused by the adoption of this transitional tax regime are reported in our financial statements as deferred income taxes.

SFAS No. 157

Effective January 1, 2008, we adopted FASB Statement No. 157, Fair Value Measurements (“SFAS 157”), which was amended in February 2008 by FASB Staff Position (FSP) SFAS No. 157-1, Application of SFAS 157 to SFAS 13 and its Related Interpretive Accounting Pronouncements That Address Leasing Transactions, and by FSP SFAS 157-2, Effective Date of SFAS 157, which delayed our application of SFAS 157 for non-recurring non-financial assets and liabilities until January 1, 2009. SFAS 157 was further amended in October 2008 by FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which clarifies the application of SFAS 157 to assets participating in inactive markets.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

The implementation of SFAS 157 did not have material impact on our consolidated financial statements other than additional disclosures that have been incorporated into Note 21 of our consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items in earnings at each subsequent reporting period. We adopted this Statement effective January 1, 2008, but did not make a fair value election at that time or during the remainder of 2008 for any financial instruments not already carried at fair value in accordance with other accounting standards. Accordingly, the adoption of SFAS 159 did not impact our consolidated financial statements.

SFAS No. 141-R

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141-R”), which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidated financial statements will depend on the business combinations arising during 2009 and thereafter.

SFAS No. 160

In December 2007, the FASB issued FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”), that establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any non-controlling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Our income statement and balance sheet disclosure will be changed by the application of SFAS 160, due to the reclassification of minority interest.

EITF No. 08-6

In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which was issued to clarify how the application of equity method accounting will be affected by SFAS No. 141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This issue went into effect on January 1, 2009, and will be applied prospectively.

FASB Staff Position (FSP) No. 132(R)-1

In December 2008, the FASB issued FASB Staff Position (FSP) No. 132(R)-1, “Employers’ Disclosures About Post-Retirement Benefit Plan Assets” (“(FSP) No. 132(R)-1”), which amends SFAS 132(R) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets; and (d) Significant Concentrations of Risk. This FSP is effective for annual statements beginning with 2009; our consolidated financial statements will be impacted only by additional disclosures.

FASB FSP SFAS 140-4 and FIN 46(R)-8

In December 2008, the FASB issued FSP SFAS 140-4 and FIN 46(R)-8, “Disclosures About Transfers of Financial Assets” and “Interest in Variable Interest Entities” (“SFAS 140-4” and “FIN 46(R)-8”). This FSP requires additional disclosures about an entity’s involvement with a variable interest entity (“VIE”) and certain transfers of financial assets to special-purpose entities and VIEs. This FSP requires the methodology for determining whether the company is the primary beneficiary of a VIE, whether it has provided financial or other support the company is not contractually required to provide, and other qualitative and quantitative information. We did not have any transfers of financial assets within the scope of this FSP. This FSP was effective December 31, 2008, and the additional disclosures related to VIEs have been incorporated into Note 14 of our consolidated financial statements.

FASB Statement No. 161

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative

Instruments and Hedging Activities” – an amendment of FASB No. 133 (“SFAS 161”), which expands disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and related interpretations. This statement requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for interim and annual financial statements beginning with the first quarter of 2009. We adopted SFAS 161 early, and its implementation did not have material impact on our consolidated financial statements other than additional disclosures that have been incorporated into Note 20 of our consolidated financial statements.

Research and Development

We are deeply committed to research and development as a means to extend our reach to new production frontiers and achieve continuous improvement in operations. We have a history of successfully developing and implementing innovative technologies, including the means to drill, complete and produce wells in increasingly deep water. We are one of the largest investors in research and development among the world’s major oil companies, and we spend a large percentage of revenues on research and development. In 2008, we spent U.S.$941 million on research and development, equivalent to 0.8% of our net operating revenues. In 2007, we spent U.S.$881 million on research and development, equivalent to 1.0% of our net operating revenues. In 2006, we spent U.S.$730 million on research and development, equivalent to 1.0% of our net operating revenues. Our bylaws require us to place at least 0.5% of our paid-in corporate capital in a reserve for research and development expenses.

Our research and development activities focus on three strategic areas: (i) offshore deepwater and ultra-deepwater exploration and production; (ii) refining and conversion of heavy crude; and (iii) biofuels. Among the breakthroughs we have achieved have been semi-submersible production platforms capable of operating in water depths of up to 3,000 meters (9,843 feet) and the H-Bio process to convert vegetable oils to biodiesel in existing refineries. In the three-year period ended December 31, 2008, our research and development operations were awarded 48 patents in Brazil and 148 overseas. Our portfolio of patents covers all of our areas of activities.

We have operated a dedicated research and development facility in Rio de Janeiro, Brazil since 1966. As of December 31, 2008, we had 2,036 employees working at this facility. We also conduct research and development through joint research projects with universities and other research centers in Brazil and abroad and participate in technology exchange and assistance partnerships with other oil and gas and oilfield services companies.

PifCo does not itself conduct research and development.

Trends

We plan to expand all segments of operations in our target markets. In support of this goal we plan total capital expenditures of U.S.$174.4 billion over 2009-2013. Of this total, 59% is in the upstream segment, where constant investment in exploration and development is needed to exploit newly discovered resources and offset natural declines in production from existing fields as they mature. Based on our slate of development projects, we have set a target of increasing production by 8.8% annually over the period 2008 to 2013 while replacing our reserves through organic growth.

The price we realize for the oil we produce is determined by international oil prices, although we generally sell our oil at a discount to the Brent and West Texas Intermediate (WTI) benchmark prices because it is heavier and thus more expensive to refine. International oil prices reached record levels in 2008, driven largely by three factors: (i) continuing increases in global demand for oil products, particularly for middle distillates; (ii) increasingly tight oil production and refining capacity, aggravated by growing expectations of continued supply-side constraints; and (iii) international geopolitical risks, including civil strife in Nigeria and worries over Iran’s nuclear program, which magnified upward pressures on prices. However, from mid-August until the end of 2008, there was a strong downward correction in oil process, in part due to the recent global financial crisis. The International Energy Agency (IEA) projects that after full recovery from the global economic crisis, the global energy demand will continue to grow and that, in the absence of concomitant increases in supply-side investment or stronger policy action to curb demand growth in all countries the world would be faced with higher energy prices in the medium to long term.1

During 2009 to 2013, we plan to increase our refining throughput and our capacity to refine heavier crudes. During 2008, downstream gross margins varied between -6 and 11 percent reflecting the fluctuation in international prices. Future refining margins will depend on capacity utilization in the global and Brazilian refining industries and the relative prices and volumes of light and heavy crudes that are produced and can be processed.

Our net-debt-to-equity ratio is targeted to remain in the range of 25-35% from 2009 and 2013, based on an estimated average exchange rate of R$2.00 per U.S.$1.00.

The dividends we pay to shareholders depend on our earnings and other factors. Under Brazilian law, shareholders are entitled to a mandatory dividend of 25% of annual adjusted net income.

Item 6.          Directors, Senior Management and Employees

Directors and Senior Management

Directors of Petrobras

Our board of directors is composed of a minimum of five and a maximum of nine members and is responsible for, among other things, establishing our general business policies. The members of the board of directors are elected at the annual general meeting of shareholders.

Under Brazilian Corporate Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as

 1          Source: IEA World Energy Outlook 2008

many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.

Furthermore, our bylaws enable (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders) to elect and remove one member to our board of directors; and (ii) minority common shareholders to elect one member to our board of directors, if a greater number of directors is not elected by such minority shareholders by means of the cumulative voting procedure. Our bylaws provide that, regardless of the rights above granted to minority shareholders, the Brazilian federal government always has the right to elect the majority of our directors, independently of their number. In addition, under Law 10,683, dated May 28, 2003, one of the board members elected by the Brazilian federal government must be indicated by the Minister of Planning, Budget and Management. The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporate Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders. Following an election of board members under the cumulative vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections must be held.

     We currently have nine directors. The following table sets forth certain information with respect to these directors:

Current Term
Name	Date of Birth	Position	Expires	Business Address

Dilma Vana Rousseff(1)	Dec. 14, 1947	Chair	April 2010	Casa Civil – Praça dos Três Poderes Palácio do Planalto – 4[o] andar – sala 57 Brasília – DF Cep 70.150-900
Silas Rondeau Cavalcante Silva(1)	Dec. 15, 1952	Director	April 2010	S.A.U.S. – Quadra 3 – Lote 2 – Bloco C Ed. Business Point – Salas 308/9 Brasília -DF Cep 70.070-934
Guido Mantega(1)	Apr. 7, 1949	Director	April 2010	Ministério da Fazenda Esplanada dos Ministérios Bloco P 5[o] andar Brasília – DF Cep 70.048-900
J.S. Gabrielli de Azevedo(1)	Oct. 3, 1949	Director	April 2010	Avenida República do Chile, no. 65 23[o] andar Rio de Janeiro – RJ Cep 20.031-912
Francisco Roberto de Albuquerque(1)	May 17, 1937	Director	April 2010	Alameda Carolina, 594 Itú-SP Cep 13.306-410
Fabio Colletti Barbosa(2)	Oct. 3, 1954	Director	April 2010	Av. Paulista, 1.374 – 3[o] andar Cerqueira César São Paulo – SP Cep 01310-916
Jorge Gerdau Johannpeter(3)	Dec. 8, 1936	Director	April 2010	Av. Farrapos, 1.811 Porto Alegre – RS Cep 90.220-005
Luciano Galvão Coutinho(1)	Sep. 29, 1946	Director	April 2010	Av. República do Chile, no. 100 19[o] andar Rio de Janeiro – RJ Cep 20.031-917
Sergio Franklin Quintella(1)	Feb. 21, 1935	Director	April 2010	Praia de Botafogo, 190 – 12[o] andar Rio de Janeiro – RJ Cep 22.450-900

(1)	Appointed by the controlling shareholder.
(2)	Appointed by the minority common shareholders.
(3)	Appointed by the minority preferred shareholders.

Dilma Vana Rousseff—Ms. Rousseff has been the Chair of the board of directors of Petrobras and Petrobras Distribuidora S.A.—BR since January 3, 2003. She has been the Chief State Minister of the Civil Cabinet of the Presidency of the Republic of Brazil since June 14, 2005. She was Brazil’s Minister of Mines and Energy from January 2003 to June 2005. Ms. Rousseff has a bachelor’s degree in economics from the Universidade Federal do Rio Grande do Sul (1977), a master’s degree in economic theory from the Universidade de Campinas (Unicamp) (1979) and is currently pursuing a doctorate degree in monetary and financial economics at Unicamp.

Silas Rondeau Cavalcante Silva—Mr. Silva has been a member of our board of directors since April 3, 2006, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. Mr. Silva was the Minister of Mines and Energy from July 2005 to May 2007 and president of Centrais Elétricas Brasileiras—Eletrobrás from May 2004 to September 2005. He is currently a consultant in electrical engineering for RV2 Consultoria e Assessoria, where he carries out special projects in the electrical sector. Mr. Silva has a degree in electrical engineering from the Universidade Federal de Pernambuco and a specialized degree in transmission lines engineering from the Universidade Federal do Rio de Janeiro.

Guido Mantega—Mr. Mantega has been a member of our board of directors since April 3, 2006, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Remuneration and Succession Committee of our board of directors since October 15, 2007. Mr. Mantega has been Brazil’s Minister of Finance since March 28, 2006, and he served as chairperson of the Group of 20 Finance Ministers and Central Bank Governors (G-20) in 2008. He is a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), an advisory body to the Brazilian government. Mr. Mantega has also held the post of president of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) and of Minister of Planning. He received a bachelor’s degree in economics from the Escola de Economia, Administração e Contabilidade—FEA (School of Economy, Administration and Accounting) at the Universidade de São Paulo (USP) in 1971, and a Ph.D. in development sociology from the Faculdade de Filosofia, Letras e Ciências Humanas—FFLCH (School of Philosophy, Literature and Human Sciences) at USP, and completed specialized studies at the Institute of Development Studies—IDS at the University of Sussex, England in 1977.

J.S. Gabrielli de Azevedo—Mr. Gabrielli has been a member of our board of directors since July 22, 2005, and is also a member of the board of directors of Petrobras Distribuidora, Petrobras Biocombustível, Transpetro, Gaspetro and Petroquisa. He was our Chief Financial Officer from January 2003 to July 2005, and he has been our Chief Executive Officer since July 22, 2005. Mr. Gabrielli holds a Ph.D. in economics from Boston University (1987). He is a full professor of economics on leave from the Universidade Federal da Bahia (UFBA).

Francisco Roberto de Albuquerque—Mr. de Albuquerque has been a member of our board of directors since April 2, 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee and the Remuneration and Succession Committee of our board of directors since April 13, 2007, and October 15, 2007, respectively. He earned a bachelor’s degree in military sciences from the Academia Militar das Agulhas Negras (AMAN) in Resende, Rio de Janeiro (1958) and in economics from the Universidade de São Paulo (1968), a master’s degree in military sciences from the Escola de Aperfeiçoamento de Oficiais (1969), and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército in Rio de Janeiro (1977).

Fabio Colletti Barbosa—Mr. Barbosa has been a member of our board of directors since January 3, 2003, and is also a director of Petrobras Distribuidora S.A.—BR. He has been the President of the Audit Committee of our board of directors since June 17, 2005. He has been the Chief Executive Officer of Grupo Santander Brasil since August 2008. Mr. Barbosa is also the Chairman of the board of directors and of the executive board of the Federação Brasileira de Bancos—FEBRABAN (Brazilian Federation of Banks). Mr. Barbosa has a bachelor’s degree in management from the Fundação Getúlio Vargas—São Paulo (1976) and an MBA from the Institute for Management and Development in Lausanne, Switzerland (1979).

Jorge Gerdau Johannpeter—Mr. Johannpeter has been a member of our board of directors since October 19, 2001, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Remuneration and Succession Committee of our board of directors since October 15, 2007. Mr. Johannpeter is the President of the board of directors of Grupo Gerdau (Gerdau Group), and is a member of the board of directors of the Instituto Brasileiro de Siderurgia—IBS (Brazilian Steel Institute). He also participates in the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council) and in the World Steel Association, where he is a member of the executive committee. Mr. Johannpeter is involved in Brazil’s non-profit sector as president of the board of the Programa Gaúcho da Qualidade e Produtividade—PGQP (State Program for Quality and Productivity in Rio Grande do Sul), leader of the Movimento Brasil Competitivo—MBC (Movement for Brazilian Competitiveness), member of the deliberative council of Parceiros Voluntários (Volunteer Partners) and coordinator of Ação Empresarial (Business Action). Mr. Johannpeter received a bachelor’s degree in law and social sciences from the Universidade

Federal do Rio Grande do Sul (UFRGS), Porto Alegre, in 1961.

Luciano Coutinho—Mr. Coutinho has been a member of our board of directors since April 4, 2008, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been the President of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) since April 27, 2007. In addition, Mr. Coutinho is a member of the board of directors of Companhia Vale do Rio Doce, a member of the Curator Committee for the Fundação Nacional da Qualidade—FNQ (Brazilian Quality Foundation), and the BNDES representative at the Fundo Nacional de Desenvolvimento Científico e Tecnológico—FNDCT (Brazilian Fund for Scientific and Technological Development). Mr. Coutinho has a Ph.D. in economics from Cornell University, a master’s degree in economics from the Institute of Economic Research at the Universidade de São Paulo (USP), and a bachelor’s degree in economics from USP.

Sergio Franklin Quintella—Mr. Quintella has been a member of our board of directors since April 8, 2009, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He is vice president of Fundação Getúlio Vargas—FGV. He was member of the board of directors of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) from 1975 to 1980, member of the Conselho Monetário Nacional (National Monetary Council) from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005. Mr. Quintella holds a degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro—PUC-Rio, in economic engineering from the Escola Nacional de Engenharia and in economics from the Faculdade de Economia do Rio de Janeiro. He also holds a master’s degree in business from IPSOA in Italy and graduated from the Advanced Management Program at Harvard Business School. Mr Quintella is currently a member of the council of PUC-Rio.

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

     PifCo’s directors serve indefinite terms and can be removed with or without cause. The following table sets forth certain information about PifCo’s board of directors:

			Year of
Name	Date of Birth	Position	Appointment

Daniel Lima de Oliveira	December 29, 1951	Chairman	2005
Marcos Antonio Silva Menezes	March 24, 1952	Director	2003
José Raimundo Brandão Pereira	October 27, 1956	Director	2008

Daniel Lima de Oliveira—Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer and Petrobras’ Executive Manager of Corporate Finance since September 1, 2005. Since January 2002, Mr. Lima has been a director of Petrobras International Braspetro BV (PIB BV) and Braspetro Oil Services Company—Brasoil and since March 2004, he has been a member of the board of directors of REFAP S.A. Mr. Lima de Oliveira graduated in mechanical engineering from São José dos Campos’s Industrial Engineering School in 1975.

Marcos Antonio Silva Menezes—Mr. Menezes has been a PifCo director since

2003, and Petrobras’ Executive Manager of Accounting since 1998. Mr. Menezes currently serves as a member of the Fiscal Council and of the Audit Committee of Braskem S.A., and he has been the Chairman of the Fiscal Council of the Instituto Brasileiro de Petróleo e Gás—IBP (Brazilian Institute of Petroleum and Gas), and the Organização Nacional das Indústras de Petróleo—ONIP (National Organization of the Petroleum Industry) since 1998 and 1999, respectively. Mr. Menezes holds bachelor’s degrees in accounting and business management from the Faculdade Moraes Júnior in Rio de Janeiro, a post-graduate degree in financial management from the Fundação Getúlio Vargas, and has completed an advanced management program (PGA) at the Fundação Dom Cabral/INSEAD—France.

José Raimundo Brandão Pereira—Mr. Pereira has been a PifCo director, and has served as PifCo’s Executive Manager of Marketing and Trading since June 2008. Mr. Pereira graduated in civil engineering from the Universidade Estadual de Maranhão in 1979.

Executive Officers of Petrobras

Our board of executive officers, composed of one Chief Executive Officer and up to six executive officers, is responsible for our day-to-day management. Under our bylaws, the board of directors elects the executive officers, including the Chief Executive Officer. The Chief Executive Officer is chosen from among the members of the board of directors. All of the executive officers are Brazilian nationals and reside in Brazil. According to our bylaws, in electing executive officers our board of directors must consider their personal qualification, knowledge and specialization in their respective areas. The maximum term for executive officers is three years, but re-election is permitted. The board of directors may remove any executive officer from office at any time with or without cause. Six of the current executive officers are experienced Petrobras career managers, engineers or technicians.

     The following table sets forth certain information with respect to our executive officers:

Current
Name	Date of Birth	Position	Term

J.S. Gabrielli de Azevedo	October 3, 1949	Chief Executive Officer	April 2011
Almir Guilherme Barbassa	May 19, 1947	Chief Financial Officer and Chief Investor Relations Officer	April 2011
Renato de Souza Duque	September 29, 1955	Chief Services Officer	April 2011
Guilherme de Oliveira Estrella	April 18, 1942	Chief Exploration and Production Officer	April 2011
Paulo Roberto Costa	January 1, 1954	Chief Downstream Officer	April 2011
María das Graças Silva Foster	August 26, 1953	Chief Gas and Energy Officer	April 2011
Jorge Luiz Zelada	January 20, 1957	Chief International Officer	April 2011

J. S. Gabrielli de Azevedo—Mr. Gabrielli has been our Chief Executive Officer and a member of our board of directors since July 22, 2005. For biographical information regarding Mr. Gabrielli, see “—Directors of Petrobras.”

Almir Guilherme Barbassa—Mr. Barbassa has been our Chief Financial Officer and Chief Investor Relations Officer since July 22, 2005. Mr. Barbassa joined Petrobras in 1974 and has worked in several financial and planning capacities, both in Brazil and abroad. Mr. Barbassa has served as Petrobras’ corporate finance and treasury manager, and he has also served at various times as financial manager and chairman of Petrobras subsidiaries that carry out international financial activities. In addition, he was an economics professor at Petrópolis Catholic University and Faculdades Integradas Bennett from 1973 to 1979. Mr. Barbassa holds a master’s degree in economics from the Fundação Getúlio Vargas.

Renato de Souza Duque—Mr. Duque has been our Chief Services Officer since January 31, 2003. Currently, Mr. Duque is a member of the board of directors of Petrobras Gás S.A.—

Gaspetro and Chief Executive Officer of Petrobras Negócios Eletrônicos S.A. Mr. Duque holds a degree in electrical engineering from the Universidade Federal Fluminense and an MBA from the Universidade Federal do Rio de Janeiro (UFRJ).

Guilherme de Oliveira Estrella—Mr. Guilherme Estrella has been our Chief Exploration and Production Officer since 2003. He has been Chairman of the board of the Instituto Brasileiro de Petróleo, Gás e Biocombustíveis (Brazilian Petroleum, Gas and Biofuels Institute) since 2003. Mr. Estrella graduated in 1964 from the School of Geology of the Universidade Federal do Rio de Janeiro.

Paulo Roberto Costa—Mr. Paulo Roberto has been our Chief Downstream Officer since May 14, 2004. Mr. Paulo Roberto graduated in mechanical engineering from the Universidade Federal do Paraná in 1976. Mr. Costa joined Petrobras in 1977 and worked for a long period in our Exploration and Production activities.

Maria das Graças Silva Foster—Ms. Maria das Graças Silva Foster has been our Chief Gas and

Energy Officer since September 21, 2007. She holds a degree in chemical engineering from the Universidade Federal Fluminense, a master’s degree in nuclear engineering from the Universidade Federal do Rio de Janeiro and an MBA in economics from the Fundação Getúlio Vargas.

Jorge Luiz Zelada—Mr. Zelada has been our Chief International Officer since March 3, 2008. Mr. Zelada received a degree in electrical engineering from the Universidade Federal do Rio de Janeiro in 1979 and an MBA from IBMEC/Rio de Janeiro in 2000.

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

     The following table sets forth certain information about PifCo’s executive officers:

Name	Date of Birth	Position	Year of Appointment

Daniel Lima de Oliveira	December 29, 1951	Chief Executive Officer	2005
Guilherme Pontes Galvão França	January 18, 1959	Chief Commercial Officer	2005
Sérvio Túlio da Rosa Tinoco	June 21, 1955	Chief Financial Officer	2005
Mariângela Monteiro Tizatto	August 9, 1960	Chief Accounting Officer	1998
Nilton Antônio de Almeida Maia	June 21, 1957	Chief Legal Officer	2000
Gérson Luiz Gonçalves	September 29, 1953	Chief Audit Officer	2000
Juarez Vaz Wasserten	August 26,1954	Chief Businesses Officer	2009

Daniel Lima de Oliveira—Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer and Petrobras’ Executive Manager of Corporate Finance since September 1, 2005. For biographical information regarding Mr. Lima de Oliveira, see “—Directors of PifCo.”

Guilherme Pontes Galvão França—Mr. França has served as PifCo’s Chief Commercial Officer since October 1, 2005. Mr. França graduated in chemical engineering from the Universidade Federal do Rio de Janeiro in 1981.

Sérvio Túlio da Rosa Tinoco—Mr. Tinoco has been PifCo’s Chief Financial Officer since September 1, 2005. Mr. Tinoco holds a bachelor’s degree in economics from Universidade Oswaldo Cruz, São Paulo (1978), and had an MBA from the Fundação Getúlio Vargas, São Paulo (1983) partially completed with one year at the Institut Supérieur des Affaires—ISA/HEC, France.

Mariângela Monteiro Tizatto—Ms. Tizatto has served as PifCo’s Chief Accounting Officer since 1998, and has been Petrobras’ Executive Manager of Corporate Accounting since 1999. Ms. Tizatto has a bachelor’s degree in accounting from Universidade Cândido Mendes and an executive MBA from the Universidade Federal do Rio de Janeiro. She has been a member of the Fiscal Council of Petrobras Distribuidora S.A.—BR since 2006, and she has been a member of the Auditing and Accounting Rules Commission of the Associação Brasileira das Companhias Abertas—ABRASCA (Brazilian Association of Public Companies) since 1995.

Nilton Antônio de Almeida Maia—Mr. Maia has served as PifCo’s Chief Legal Officer since April 19, 2000. Mr. Maia also currently serves as General Counsel for Petrobras. He has completed post-graduate degrees in law, with specializations in energy and tax law, from the Universidade Cândido Mendes and the Universidade Estácio de Sá.

Gerson Luiz Gonçalves—Mr. Gonçalves has served as PifCo’s Chief Audit Officer since April 19, 2000. He is responsible for all of Petrobras’ internal accounting control activities. Mr. Gonçalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and of the United States Institute of Internal Auditors (IIA). He received a bachelor’s degree in accounting from the Universidade de São Paulo in 1975.

Juarez Vaz Wasserten—Mr. Wasserten has been PifCo’s Businesses Officer since January 2009. Mr. Wasserten holds a bachelor’s degree in production engineering from Universidade Federal do Rio de Janeiro and a master’s degree in economics from Universidade Candido Mendes.

Compensation

Petrobras

For 2008, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$5 million.

In addition, the members of the board and the executive officers receive certain additional benefits generally provided to our employees and their families, such as medical assistance, payment of educational expenses and supplementary social security benefits.

We have no service contracts with our directors providing for benefits upon termination of employment. We have a remuneration and succession committee in the form of an advisory committee. See “—Other Advisory Committees.”

PifCo

PifCo’s directors and executive officers are paid by Petrobras in respect of their function as Petrobras’ employees, but they do not receive any additional compensation, pension or other benefits from PifCo or Petrobras in respect of their functions as PifCo directors or executive officers, as the case may be.

Share Ownership

Petrobras

As of April 30, 2009, the members of our board of directors, our executive officers, the members of our Fiscal Council, and close members of their families, as a group, beneficially held a total of 19,787 common shares and 54,416 preferred shares of our company. Accordingly, on an individual basis, and as a group, our directors, executive officers, Fiscal Council members, and close members of their families beneficially owned less than one percent of any class of our shares. The shares held by our directors, executive officers, Fiscal Council members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders. None of our directors, executive officers, Fiscal Council members, or close members of their families holds any options to purchase common shares or preferred shares. Petrobras does not have a stock option plan for its directors, officers or employees.

PifCo

As of December 31, 2008, PifCo’s share capital was composed of 300,050,000 shares at par value of U.S.$1.00 per share. All of PifCo’s issued and outstanding shares of common stock are owned by us.

Fiscal Council

We have established a permanent Fiscal Council (Conselho Fiscal) in accordance with applicable provisions of the Brazilian Corporate Law, composed of up to five members. As required by the Brazilian Corporate Law our Fiscal Council is independent of our management and external auditors. The Fiscal Council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements. The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting. Holders of preferred shares without voting rights and minority common shareholders are each entitled, as a class, to elect one member and his respective alternate to the Fiscal Council. The Brazilian government has the right to appoint the majority of the members of the Fiscal Council and their alternates. One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury. The members of the Fiscal Council are elected at our annual general shareholders’ meeting for a one-year term and re-election is permitted.

     The following table lists the current members of the Fiscal Council:

Year of First
Name	Appointment

Marcus Pereira Aucélio	2005
César Acosta Rech	2008
Túlio Luiz Zamin	2003
Nelson Rocha Augusto	2003
Maria Lúcia de Oliveira Falcón	2003

     The following table lists the alternate members of the Fiscal Council:

Year of First
Name	Appointment

Eduardo Coutinho Guerra	2005
Ricardo de Paula Monteiro	2008
Edson Freitas de Oliveira	2002
Maria Auxiliadora Alves da Silva	2003
Celso Barreto Neto	2002

Petrobras Audit Committee

We have an Audit Committee that advises our board of directors, composed exclusively of members of our board of directors.

On June 17, 2005, our board of directors approved the appointment of our Audit Committee to satisfy the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934.

The Audit Committee is responsible for, among other things:

•	making recommendations to our board of directors with respect to the appointment, compensation and retention of our independent auditor;

•	assisting our board of directors with analysis of our financial statements and the effectiveness of our internal controls over financial reporting in consultation with internal and independent auditors;

•	assisting in the resolution of conflicts between management and the independent auditor with respect to our financial statements;

•	conducting an annual review of related party transactions involving interested members of our board of directors and executive officers and companies that employ any of these people, as well any other material transactions with related parties; and

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal control and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

On December 16, 2005, our Audit Committee’s charter was amended to meet the audit committee requirements of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934, including the incorporation of the powers mentioned above.

Our Audit Committee is typically composed of three members. The current members of our Audit Committee are Directors Fabio Colletti Barbosa and Francisco Roberto de Albuquerque, both of whom are independent as defined in 17 CFR 240.10A-3. The third member of our Audit Committee will be appointed in 2009.

Other Advisory Committees

We implemented two additional advisory committees in 2007: the Comitê de Remuneração e Sucessão (Remuneration and Succession Committee) and the Comitê de Meio Ambiente (Environmental Committee). Also in 2007, we formalized a relationship between the Comissão de Governança Corporativa (Corporate Governance Commission) and a Comitê de Gestão da Petrobras (Management Committee), in order to study and refine our corporate governance practices.

Petrobras Ombudsman

Created in May 2002 to advise the President’s office, the Petrobras General Ombudsman’s Office has been an official part of our corporate structure since October 2005, when it became directly linked to the board of directors. The General Ombudsman’s Office is the official channel for receiving and responding to denunciations and information regarding possible irregularities in accounting, internal controls and auditing. The General Ombudsman’s Office reports directly to the Audit Committee and guarantees the anonymity of informants. In December 2007, the board of directors approved the Policies and Directives of the Petrobras Ombudsmen, which was an important step in aligning the General Ombudsman’s practices with those of the other ombudsmen in the system, contributing to better corporate governance.

PifCo Advisory Committees

PifCo does not have any committees of its board of directors.
Employees and Labor Relations

We attract and retain valuable employees by offering competitive compensation and benefits, merit-based promotions and a profit-sharing plan. In accordance with Brazilian law, total profit-sharing payments to employees are limited to 25% of the amount of proposed dividends for the year.

We increased our employee numbers in 2008 due to the growth of our business.

     The table below shows our employee numbers for the last three years:

	As of December 31,
	2008	2007	2006

Petrobras employees:
Parent company	55,199	50,207	47,955
Subsidiaries	12,266	11,941	7,454
Abroad	6,775	6,783	6,857

Total Petrobras Group	74,240	68,931	62,266

Parent company by level:
High school	35,490	33,114	32,265
College	18,868	16,234	14,809
Maritime employees	841	859	881

Total parent company	55,199	50,207	47,955

Parent company by region:
Southeastern Brazil	38,188	34,910	33,057
Northeastern Brazil	13,641	12,243	11,978
Other locations	3,370	3,054	2,920

Total parent company	55,199	50,207	47,955

     The table below sets forth the main expenses related to our employees for the last three years:

	2008	2007	2006
	(U.S.$ million)

Salaries	4,957.8	3,625.7	2,736.5
Employee training	232.5	198.4	151.1
Profit sharing distributions	732.2	519.7	550.3

We have had no major labor stoppages since 1995, and we consider our relations with our employees and the unions that represent our employees to be good. Forty-six percent of our employees are members of the Oil Workers’ National Union, and 34% of our maritime employees belong to the Maritime Employees’ Union. We negotiate collective bargaining agreements annually with each union. Under the agreement in effect until August 31, 2009 with the Oil Workers’ National Union, employees received a 6.17% cost of living increase, which reflects an increase in inflation in that period, as measured by the Índice Nacional de Preços ao Consumidor Amplo, a 9.89% increase in the minimum pay scale, and a one-time payment of 100% of monthly salary - an agreement comparable to those in prior years. The collective bargaining agreement with the

Maritime Employees’ Union was signed on November 18, 2008. This agreement is retroactive to November 1, 2008, and is valid until October 31, 2009.

Pension and Health Care Plan

We sponsor a contributory defined benefit pension plan known as Petros, which covers 96.5% of our employees. The principal objective of Petros has been to supplement the social security pension benefits of our employees. Employees that participate in the plan make mandatory monthly contributions. Our historical funding policy has been to make annual contributions to the plan in the amount determined by actuarial appraisals. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     The table below shows the benefits paid, contributions made, and outstanding Petros liabilities for 2008, 2007 and 2006:

	2008	2007	2006
	(U.S.$ million)

Total benefits paid	932	835	713
Total contributions	286	282	187
Petros liabilities(1)	2,054	5,042	4,843

(1)	The excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation. The decrease in these liabilities in 2008 was primarily due to the change of discount rate from 6% p.a. in 2007 to 7.17% p.a. in 2008. See Note 16(f) to our audited consolidated financial statements for the year ended December 31, 2008.

On August 9, 2002, the Petros Plan stopped admitting new participants and since 2003 we have been engaged in complex negotiations with representatives of the Oil Worker’s National Union to address the deficits of the plan and develop a supplementary pension plan. We have also been subject to material legal proceeding in connection with the Petros Plan. In August 2007, we approved new regulations for the Petros Plan and entered into an agreement with the Oil Worker’s National Union and other parties involved which will extinguish the existing lawsuits in connection with the Petros Plan. The main changes introduced to the Petros Plan include: (i) salary increases of active employees will no longer be passed to retired employees, (ii) the benefits of participants of the plan will be adjusted according to the IPCA inflation index, and (iii) decreases in pensions provided by the government plan will not be supplemented by the Petros Plan. We agreed to pay R$5.8 billion updated retroactively to December 31, 2006 by the consumer price index (IPCA) plus 6% per year, which will be paid in semi-annual installments with interest of 6% per year on the balance for the next 20 years, as previously agreed during the renegotiation.

On July 1, 2007, we implemented the Petros Plan 2, a variable contribution or mixed pension plan, for employees with no supplementary pension plan. A portion of this plan with defined benefits characteristics includes risk coverage for disability and death, a guaranty of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, is recognized in the results for the year as the contributions are made. In 2008, the contribution of Petrobras and its subsidiaries to the defined contribution portion of this plan was U.S.$267 million. The expenses and benefit obligations related to Petros Plan 2 were recorded according to FASB Statement No. 87, “Employers’ Accounting for Pensions.”

We maintain a health care benefit plan (AMS), which offers health benefits and covers all employees (active and inactive) together with their dependents. We manage the plan, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters, including salary levels.

Our commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, we make benefit payments based on annual costs incurred by plan participants.

On December 15, 2006, we implemented the Medicine Benefit, which provides special terms on the acquisition of certain medications by members of the AMS from participating drugstores, located throughout Brazil. See Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Pension and Other Post-Retirement Benefits.”

In addition, some of our consolidated subsidiaries have their own benefit plans.

PifCo

With the exception of 40 employees of Petrobras Europe Limited, or PEL, and 24 employees of Petrobras Singapore Private Limited, or PSPL, PifCo’s personnel consist solely of our employees, and PifCo relies on us to provide all administrative functions.

Item 7.          Major Shareholders and Related Party Transactions

Major Shareholders

Petrobras

Our capital stock is composed of common shares and preferred shares, all without par value. On April 30, 2009, there were 5,073,347,344 outstanding common shares and 3,700,729,396 outstanding preferred shares. These totals reflect the two-for-one split of our common and preferred shares, which became effective in Brazil as of April 30, 2009.

On May 11, 2007, our shareholders approved a four-for-two reverse capital stock split. As a result of the stock split, the ratio of our common and preferred shares to ADRs changed to two shares to one ADR. The stock split and change of ADR ratio became effective as of July 2, 2007.

Under the Brazilian Corporate Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares. The Brazilian government is required by law to own at least a majority of our voting stock and currently owns 55.7% of our common shares, which are our only voting shares. The Brazilian government does not have any special voting rights, other than the right to always elect a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our bylaws.

     The following table sets forth information concerning the ownership of our common shares and preferred shares as of April 30, 2009, by the Brazilian government, certain public sector entities and our officers and directors as a group. We are not aware of any other shareholder owning more than 5% of our common shares.

	Common		Preferred
Shareholder	Shares	%	Shares	%	Total Shares	%

Brazilian government	2,826,516,456	55.7	—	—	2,826,516,456	32.2
BNDES Participações S.A.—BNDESPar	94,492,328	1.9	574,047,334	15.5	668,539,662	7.6
Other Brazilian public sector entities	3,460,280	0.1	1,515,416	0.04	4,975,696	0.1
All directors and executive officers as a Group (15 persons)	19,787	—	54,416	—	74,203	—
Others	2,148,858,493	42.3	3,125,112,230	84.5	5,273,970,723	60.1

Total	5,073,347,344	100.0	3,700,729,396	100.0	8,774,076,740	100.0

As of April 30, 2009, approximately 34.74% of our preferred shares and approximately 27.12% of our common shares were held of record in the United States directly or in the form of American Depositary Shares. As of April 30, 2009, we had approximately 642,752,920 record holders of preferred shares, or American Depositary Shares representing preferred shares, and approximately 688,049,314 record holders of common shares, or American Depositary Shares representing common shares, in the United States. The ratio of our common and preferred share ADRs is two shares to one ADR. This ratio was changed by the reverse stock split effective July 2, 2007.

PifCo

As of December 31, 2008, PifCo’s capital stock was composed of 300,050,000 shares at par value of U.S.$1.00 per share. All of PifCo’s issued and outstanding shares are owned by us.

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

Brazilian Government and Petros

We engage in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A. The above-mentioned transactions with Banco do Brasil had a negative net balance of U.S.$1,543 million as of December 31, 2008. See Note 23 to our audited consolidated financial statements as of December 31, 2008.

As of December 31, 2008, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian government, our controlling shareholder, of U.S.$346 million secured by a U.S.$53 million blocked deposit account. See Note 23 to our audited consolidated financial statements as of December 31, 2008.

We also have restricted deposits made by us, which serve as collateral for legal proceedings involving the Brazilian government. As of December 31, 2008, these deposits amounted to U.S.$677 million. See Note 23 to our audited consolidated financial statements as of December 31, 2008.

In addition, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian government in Brazil. This restriction does not apply to investment outside of Brazil. As of December 31, 2008, the value of these government securities that has been directly acquired and held by us amounted to U.S.$3,172 million. See Note 23 to our audited consolidated financial statements as of December 31, 2008.

For additional information regarding our principal transactions with related parties, see Note 23 to our audited consolidated financial statements as of December 31, 2008.

PifCo Related Party Transactions

As a result of being our wholly owned subsidiary, PifCo has numerous transactions with us and other affiliated companies in the ordinary course of business. PifCo engages in crude oil and oil product purchases from international suppliers and resells crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which represents a premium to compensate PifCo for its financing costs. PifCo also purchases crude oil and oil products from us and for sale outside Brazil. Substantially all of PifCo’s revenues are generated by transactions with us. Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil.

Since PifCo’s inception there have been no, and there are no proposed, material transactions with any of PifCo’s officers and directors. PifCo does not extend any loans to its officers and directors.

     PifCo’s transactions with related parties resulted in the following balances in 2008 and 2007:

	December 31, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities
	(U.S.$ million)

Assets
Current:
Accounts receivable	24,155	—	14,886	—
Notes receivable(1)	1,152	—	9,673	—
Marketable securities	2,599	—	408	—
Exports prepayment	416	—	72	—
Others	2	—	1	—
Other non current:
Marketable securities	2,000	—	3,568	—
Notes receivable	412	—	280	—
Exports prepayment	331	—	711	—
Liabilities
Current:
Trade accounts payable	—	1,712	—	1,686
Notes payable(1)	—	25,353	—	23,978
Other	—	—	—	—
Long-term liabilities:
Notes payable(1)	—	—	—	—

Total	31,067	27,065	29,599	25,664

Current	28,324	27,065	25,040	25,664

Long-term	2,743	—	4,559	—

(1)	PifCo’s notes receivable from and payable to us for the majority of the loans bear interest at LIBOR plus 3.0% per year.

     PifCo’s principal transactions with related parties are as follows:

	Year Ended December 31,
	2008		2007		2006
	Income	Expense	Income	Expense	Income	Expense
	(U.S.$ million)

Sales of crude oil and oil products and services
Petrobras	19,040		12,231	—	9,730	—
REFAP S.A.	2,709		1,744	—	1,484	—
Petrobras America, Inc.—PAI	128		391	—	2,968	—
PESA	85		140	—	48	—
Petrobras Bolívia	—		—	—	6	—
Petrobras Paraguay Distribución	18		13	—	1	—
Nansei Sekiyu Kabushiki Kaisha	984		—	—	—	—
PRSI Trading	570		160	—	—	—
PIB B.V.	205		—	—	—	—
Refinaria de Petróleo Ipiranga	24		—	—	—	—
Terminales Paraguayos	11		—	—	—	—
Brazil Japan Internacional	22		—	—	—	—
Others	2		—	—	—	—
Cost of sales
Petrobras	—	(11,660)		(6,873)		(6,044)
Petrobras America, Inc.—PAI	—	(225)	—	(14)	—	(227)
Companhia MEGA S.A.	—	(539)	—	(487)	—	(506)
PESA	—	(275)	—	(343)	—	(258)
PIB B.V.	—	—	—	—	—	(14)
PEBIS	—	—	—	(61)	—	(226)
REFAP	—	(586)	—	(623)	—	(206)
Ecuadortlc S.A.	—	—	—	2	—	(253)
Petrobras Colombia	—	(407)	—	(347)	—	(271)
Transportadora de Gas Del Sur	—	(235)	—	—	—	—
PRSI Trading	—	(153)	—	—	—	—
Refinaria Del Norte	—	(71)	—	—	—	—
Nansei Sekiyu Kabushiki Kaisha	—	(58)	—	—	—	—
Petrobras Nigeria	—	(57)	—	—	—	—
Others	—	(165)	—	(129)	—	(117)
Selling, general and administrative expense
Petrobras	—	(294)		(166)		(177)
Others	—	(48)	—	(16)	—	(13)
Financial income
Petrobras	1,470	—	997	—	624	—
REFAP S.A.	57	—	16	—	28	—
Braspetro Oil Company—BOC	4	—	7	—	5	—
Braspetro Oil Services Company—Brasoil	1	—	3	—	2	—
PIB B.V.	89	—	391	—	162	—
PNBV	14	—	194	—	118	—
Agri Development B.V.—AGRI B.V.	1	—	74	—	56	—
Others	21	—	18	—	4	—
Financial expense
Petrobras	—	(1,319)	—	(1,588)	—	(722)
Others	—	(34)	—	—	—	—

Total	25,455	(16,126)	16,379	(10,645)	15,236	(9,034)

Item 8.          Financial Information

Petrobras Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

PifCo Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Petrobras

     We are currently subject to numerous proceedings relating to civil, criminal, administrative, environmental, labor and tax claims. Several individual disputes described in further detail below account for a significant part of the total amount of claims against us. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings. See Note 19 to our audited consolidated financial statements. The table below sets forth our recorded financial provisions by type of claim:(1)

	Provisions as of December 31,
	2008	2007
	(U.S.$ million)

Labor claims	50	58
Tax claims	81	149
Civil claims	220	155
Commercial claims and other contingencies	28	20

Total	379	382

(1)	Excludes provisions for contractual contingencies and tax assessments by the Instituto Nacional do Seguro Social, or INSS.

The amount accrued related to claims against Petrobras, the parent company, as of December 31, 2008, corresponded to approximately 29.1% of the total amount accrued by us related to claims against us and the amounts paid by us in respect of legal claims against Petrobras in the last five years averaged U.S.$104 million per year. As of December 31, 2008, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of the proceedings, was approximately U.S.$18.6 billion.

The most significant claims against us are summarized below:

Civil Claims

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a lawsuit on behalf of Petroquisa (a shareholder derivative suit) against us for alleged losses suffered as a result of the sale of Petroquisa’s stake in various petrochemical companies included in the National Privatization Program (Programa Nacional de Desestatização). The plaintiff in the lawsuit requests that we, as controlling shareholder of Petroquisa, be compelled to reinstate the damages made to Petroquisa’s equity, since we approved the minimum sales price for the privatized companies. An initial decision on January 14, 1997, held us liable to Petroquisa for damages in an amount equivalent to U.S.$3,406 million. In addition, we were required to pay the plaintiff 5% of such amount as a premium, as well as attorney’s fees of 20% of such amount. In 2006, we purchased all of the minority interests of Petroquisa, and we now own 100.0% of its share capital. We appealed and prevailed in canceling the judgment, but a subsequent appellate decision on March 30, 2004, required Petrobras to indemnify Petroquisa and Porto Seguro for U.S.$2,359 million and U.S.$590 million, respectively (the latter representing 5% in premium and 20% in attorney’s fees).

If this award is not reversed, the indemnity estimated to Petroquisa, including monetary corrections and interest, would be U.S.$5,854 million. However, because Petrobras owns 100% of Petroquisa’s share capital, our actual liability to Petroquisa would be approximately U.S.$3,863 million. We will also be required to pay U.S.$293 million to Porto Seguro and U.S.$1,171 million in attorney’s fees if the award is not reversed. For more information on this claim, see Note 19(a) to our audited consolidated financial statements as of December 31, 2008.

In 1981, Kallium Mineração S.A. brought an action against Companhia de Pesquisa de Recursos Minerais—CPRM seeking an indemnification of approximately U.S.$450 million for the early termination of a contract for the exploration of a very large potassium salt mine in Sergipe. CPRM terminated the contract when the Brazilian government, which had previously granted CPRM the right to develop an exploration project for the mine, cancelled the concession to CPRM and transferred it to Petromisa, our former subsidiary. As a result, CPRM brought us and the Brazilian government into the proceedings as co-defendants. In 1999, despite denying most of Kallium’s claims, the court required us to indemnify Kallium for their research and exploration costs, which correspond to approximately U.S.$1 million. We and Kallium have appealed the decision and are awaiting a judgment. The total damages amount that may be payable will be subject to monetary adjustment and to interest at 6% calculated as of the date of the filing of the lawsuit.

Several individuals have filed a collective lawsuit (an ação popular) against us, Repsol-YPF and the Brazilian government seeking to unwind the 2001 exchange of certain of our operating assets in Brazil for some of YPF’s operating assets in Argentina. The plaintiffs maintain that the assets exchanged were not properly valued and that, therefore, the transaction was not in our best interests. In 2002, the court granted an injunction to the plaintiffs, which was then suspended by the Superior Court of Justice of Brazil. The lawsuit was subsequently judged on the merits in our favor and the other parties appealed. We are awaiting a final decision on the merits.

On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. As a result of this spill, several individual damage lawsuits were filed by fishermen of the State of Rio de Janeiro, in an aggregate amount of approximately R$52 million. In addition, the Federation of Fishermen of the State of Rio de Janeiro filed a lawsuit against us claiming damages of approximately R$537 million. In 2002, the judge hearing this matter found that damages were due, but not in the amount claimed. Both parties appealed this decision, and later in 2002, the Court of Appeals of the State of Rio de Janeiro denied the appeal filed by the plaintiff and dismissed numerous claims, including those of all fishermen who had already settled their claims against us, those who had already filed individual lawsuits against us, and certain others. Further appeals (agravos de instrumento) by both sides presented in 2003, to the Superior Tribunal de Justiça (STJ) and the STF, respectively, were denied. On February 2, 2007, the judge who initially heard the case published a decision overturning the appellate court’s decision and partially accepting the court expert report that defined the period over which Guanabara Bay’s fish would be affected by the spill. Given that the amount of damages for each fisherman affected is the same, this decision resulted in an aggregate amount of damages equal to R$1,102 million through December 2005 (without interest and monetary indexation after that date). We appealed this decision and our appeal was denied in July 2007. An appeal filed by the Federation of Fishermen of the State of Rio de Janeiro was granted and, as a result, the number of fishermen entitled to damages increased from 12,000 to 20,000. We have appealed both of these decisions to the STJ.

Tax Claims

We have been served with four tax assessments by the Brazilian Revenue Service relating to a withholding tax (IRRF) that they claim should have been paid by us. Two assessments relate to payments we made to purchase oil we imported, and the other two relate to charter payments we made with respect to movable platform vessels. On May 8, 2008, we filed suit concerning one of the two tax assessments related to charter payments, and the court granted preliminary injunctive relief (tutela antecipada) suspending the withholding tax until a final judgment is reached. On December 31, 2008, the total amount of these four tax assessments corresponded to approximately R$5,092 million (approximately U.S.$2,179 million). We have contested all four of these assessments, and they are pending appeal at the administrative level. If necessary, we will bring suit at the federal judicial level.

We sold imported naphtha for the production of petrochemical raw materials, as opposed to the production of gasoline or diesel. In 2006, the Brazilian Revenue Service filed a tax assessment (auto de infração) against us for the payment of CIDE, an excise tax applied to the sale and import of crude oil, oil products and natural gas products, on the grounds that we did not prove that the naphtha was not used to produce gasoline or diesel. As we have provided evidence that the naphtha was used solely in petrochemical activities, we believe these imports are not taxable. The assessment is being reviewed, and we will continue to appeal at the federal administrative level and later at the federal judicial level, if necessary. As of December 31, 2008, Petrobras’ maximum exposure in this matter, including monetary restatement, was R$1,421 million (U.S.$608 million).

Petrobras was obligated to sell its products to fuel distributors free of CIDE (an excise tax) due to judicial decisions obtained by the distributors against the federal government of Brazil. The judicial decisions have been revoked, and in 2007, the Brazilian federal government commenced an administrative proceeding against us to recover unpaid CIDE. We filed an appeal at the administrative level in light of the first unfavorable administrative decision. As of December 31, 2008, Petrobras’ maximum exposure in this matter, including monetary restatement, was R$1,107 million (U.S.$474 million).

Environmental Claims

In the period between 2004 to 2008, we experienced several accidents, some of which led to significant oil spills: 115,179 gallons in 2008, 101,970 gallons in 2007, 77,402 gallons in 2006, 71,141 gallons in 2005 and 140,000 gallons in 2004. In addition, in the years 2000 through 2002, we experienced accidents that resulted in several administrative, civil and criminal investigations and proceedings, some of which have not yet been concluded, and the most significant of which are specified below. We cannot predict whether additional litigation will result from those accidents or whether any such additional proceedings would have a material adverse effect on us. See Note 19 to our audited consolidated financial statements.

January 2000 spill—Guanabara Bay

On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of fuel oil into the bay. We undertook action to control the spill in an effort to prevent the oil from threatening additional areas. We have spent approximately R$104 million in connection with the clean-up efforts and fines imposed by the federal environmental protection agency (IBAMA) in connection with this spill, and are subject to several legal proceedings that remain pending as a result of this spill.

July 2000 spill—Curitiba

On July 16, 2000, the Santa-Catarina/Paraná pipeline ruptured at our President Getúlio Vargas refinery, located approximately 15 miles (24 kilometers) from Curitiba, capital of the State of Paraná. Approximately 1.06 million gallons of crude oil spilled into the surrounding area. We spent approximately R$74 million at the time on the clean-up effort and fines imposed by the State of Paraná authorities. In addition, in relation to this spill:

•       IBAMA fined us R$168 million, which we are contesting;

•	three public civil actions (ações civis públicas) have been filed against us, the most important of which was filed on January 1, 2001, by the Federal Public Ministry and the Paraná State Public Ministry seeking damages of approximately R$2,300 million. Currently, this suit is awaiting the results of an expert examination (prova pericial); and

•	the Federal Public Ministry instituted a criminal action against us, our former chief executive officer and the former superintendent of the REPAR refinery. This action has been dismissed with respect to our former chief executive officer and suspended, pending appeal, with respect to us and the former superintendent of the REPAR refinery.

February 2001 spill—Rivers in the State of Paraná

On February 16, 2001, our Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled approximately 15,059 gallons of fuel oil into several rivers located in the State of Paraná. Within four days, we cleaned the river surfaces, recovering approximately 13,738 gallons of fuel oil. As a result of the accident:

•	the Instituto Ambiental do Paraná, or IAP, fined us approximately R$150 million, which was subsequently reduced to R$90 million, which we are contesting; and

•	the Federal Public Ministry and the Paraná State Public Ministry filed public civil actions against us seeking approximately R$3.7 billion in damages. In addition, the IAP filed a class action against us seeking damages of approximately R$150 million. Both legal proceedings have been suspended due to a jurisdictional conflict between the state and federal courts. These lawsuits are still pending appeal.

March 2001 gas explosion and spill—Roncador field

On March 15, 2001, a gas explosion inside one of the columns of the P-36 production platform, located in the Roncador field (75 miles off the Brazilian coast) led to the death of 11 employees and eventual sinking of the platform. The accident also caused 396,300 gallons of diesel fuel and oil to spill into the ocean. As a result of the accident:

•	the Federal Public Ministry filed a lawsuit in 2002 seeking the payment of R$100 million as environmental damages, among other demands. We have presented our defense to these claims and are awaiting a decision; and

•	IBAMA fined us approximately R$7 million. We challenged these fines through administrative proceedings. One of these proceedings has ended and the fine (in the amount of R$2 million) has been upheld by IBAMA. We filed suit (ação anulatória) to annul the administrative decision upholding the R$2 million fine. The other administrative proceeding has not yet been decided.

October 2002 FPSO accident

On October 13, 2002, a power blackout in FPSO P-34, which is located in the Barracuda-Caratinga fields, affected the ship’s water balance system and causing the FPSO to roll. Four days later, the stability of the ship had been restored, without casualties or spill of oil into the sea. As a result of the investigation of this accident, several measures to prevent similar accidents were incorporated into our Programa de Excelência Operacional, or PEO (Operational Excellence Program). In connection with the accident, we also executed a Termo de Ajustamento de Conduta (Agreement for Regularization of Conduct), or TAC, with IBAMA, agreeing to conduct certain actions in the Campos Basin to reduce the risk of environmental damage. The Federal Public Ministry challenged the validity of the TAC in 2003 and attempted to prevent us from obtaining new licenses from IBAMA for our platforms located in the Campos Basin. We obtained a favorable court decision, which was appealed by the Federal Public Ministry. The Court decided the appeal partially in favor of the Federal Public Ministry. We challenged this decision and are awaiting judgment.

Campos Basin Drilling Operations

On February 3, 2006, IBAMA imposed a fine on us for our alleged breach of the August 11, 2004 Termo de Ajustamento de Conduta (TAC) with IBAMA relating to drilling operations in the Campos Basin, in an adjusted amount of R$122.9 million. We are contesting the fine through an administrative proceeding. We believe the drilling performed by us along the Brazilian coast, including the drilling performed in the Campos Basin, is legitimate based on IBAMA’s previous drilling license, Federal Government Decree of December 9, 2002, and the August 11, 2004 TAC, which is still valid.

Pollution

On January 15, 1986, the Public Ministry of the State of São Paulo and the União dos Defensores da Terra (Union for Defense of the Earth), filed a public civil action against us and 23 other companies in the State Court of São Paulo for alleged damages caused by pollution. This lawsuit is entering the discovery phase. The amount alleged in the initial pleading filed with the Court is equivalent to R$4,217, but it is difficult to estimate the actual damages that could be assessed by the Court. The Public Ministry of the State of São Paulo has publicly stated that the amount of U.S.$800 million would ultimately be required to remedy the alleged environmental damage. The Court refused to assert joint and several liability of the defendants, and we believe that it will be difficult to determine the environmental damage attributable to each defendant.

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

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(U.S.$ million)

Dividends paid to shareholders	4,343	3,860	3,144	2,104	1,785
Dividends paid to minority interests	404	143	69	6	24

	4,747	4,003	3,213	2,110	1,809

For Brazilian Corporate Law’s minimum dividend distribution requirements, see Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity” and Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Mandatory Distribution.” We may

change our dividend policy at any time within the limits set forth by Brazilian law.

PifCo

For a description of PifCo’s dividend distribution policy, see Item 10. “Additional Information—Memorandum and Articles of Association of PifCo—Dividends.”

Item 9.          The Offer and Listing

Petrobras

Trading Markets

     Our shares and ADSs are listed or quoted on the following markets:

Common Shares	São Paulo Stock Exchange (Bovespa)—São Paulo (ticker symbol PETR3); Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBR)

Preferred Shares	São Paulo Stock Exchange (Bovespa)—São Paulo (ticker symbol PETR4); Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBRA)

Common ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBR)

Preferred ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBRA)

Common Shares	Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBR)

Preferred Shares	Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBRA)

     Our common and preferred shares have been traded on the São Paulo Stock Exchange since 1968. Our ADSs representing two common shares and our ADSs representing two preferred shares have been traded on the New York Stock Exchange since 2000 and 2001, respectively. JPMorgan Chase Bank, N.A. serves as depositary for both the common and preferred ADSs. In March 2008, our shareholders approved a two-for-one split of our common and preferred shares trading on the São Paulo Stock Exchange, and our common and preferred ADSs trading on the New York Stock Exchange. The stock split became effective as of April 28, 2008 on the São Paulo Stock Exchange, and

May 8, 2008, on the New York Stock Exchange. The two-for-one stock split did not affect the ratio of our ADSs to our underlying shares.

Our common and preferred shares have been traded on the LATIBEX since 2002. The LATIBEX is an electronic market created in 1999 by the Madrid Stock Exchange in order to enable trading of Latin American equity securities in euro denominations.

Our common and preferred shares have been traded on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) since April 27, 2006.

Share Price History

     The following table sets forth trading information for our common shares and preferred shares, as reported by the São Paulo Stock Exchange, and for our common and preferred American Depositary Shares, as reported by the New York Stock Exchange, for the periods indicated.

					U.S. Dollars Per		U.S. Dollars Per
	Reais Per Common		Reais Per Preferred		Common American		Preferred American
	Share		Share		Depositary Share		Depositary Share
	High	Low	High	Low	High	Low	High	Low

2004	13.46	9.57	12.24	8.40	10.09	6.09	9.18	5.21
2005	20.90	12.70	18.61	11.37	18.35	9.35	16.55	8.36
2006:	27.70	20.33	24.90	18.25	26.73	17.55	23.39	15.78
2007:	52.50	22.43	44.20	20.09	58.81	21.13	49.83	18.88
First quarter	27.88	22.43	25.23	20.09	25.33	21.13	22.72	18.88
Second quarter	29.39	25.15	25.82	22.18	30.86	24.83	27.02	21.93
Third quarter	35.39	27.13	30.18	23.09	38.46	26.78	32.88	22.71
Fourth quarter	52.50	34.28	44.20	29.35	58.81	37.37	49.83	31.92
2008:	62.30	20.21	52.51	16.89	75.19	14.94	63.51	12.56
First quarter	52.16	39.00	43.50	33.24	62.51	46.28	51.50	39.06
Second quarter	62.30	45.66	52.51	37.88	75.19	52.28	63.51	43.38
Third quarter	56.30	34.32	46.09	28.35	70.24	38.44	57.40	31.73
Fourth quarter	41.60	20.21	34.90	16.89	43.48	14.94	36.35	12.56
November 2008	31.00	21.21	25.10	16.89	30.58	14.94	24.89	12.56
December 2008	29.64	21.50	24.35	18.16	25.86	17.16	21.21	14.62
2009:
First quarter	38.97	27.45	30.86	23.06	34.99	23.01	27.72	19.48
January 2009	31.02	27.45	25.50	23.06	29.19	23.01	23.25	19.48
February 2009	34.25	29.76	27.92	24.69	30.23	24.97	24.48	20.36
March 2009	38.97	30.50	30.86	24.80	34.99	25.31	27.72	20.47
April 2009	38.90	35.71	30.84	28.61	35.99	32.16	28.49	25.49

The São Paulo Stock Exchange

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange. At December 31, 2008, the aggregate market capitalization of the 439 companies listed on the São Paulo Stock Exchange was approximately U.S.$588 billion and the ten largest companies represented approximately 52% of the total market capitalization of all listed companies. All the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, but in most cases, less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.

Trading on the São Paulo Stock Exchange by a holder not deemed to be a resident of Brazil for Brazilian tax and regulatory purposes (a non-Brazilian holder) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on the São Paulo Stock Exchange in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction.

PifCo

PifCo’s common stock is not registered and there is no trading market for it. PifCo’s Senior Notes are listed in the Luxembourg Stock Exchange. PifCo’s Global Notes due 2016, 2018 and 2019 are registered on the New York Stock Exchange. PifCo’s other debt securities have not been listed on any securities exchange.

Item 10.          Additional Information

Memorandum and Articles of Incorporation of Petrobras

General

We are a publicly traded company duly registered with the CVM under identification number 951-2. Article 3 of our bylaws establishes our corporate purposes as research, prospecting, extraction, processing, trade and transportation of crude oil from wells, shale and other rocks, of its derivatives, natural gas and other fluid hydrocarbons, as well as other related or similar activities, such as activities connected with energy, including research, development, production, transportation, distribution, sale and trade of all forms of energy, as well as other related or similar activities. We may conduct outside Brazil, directly or through our subsidiaries, any of the activities within our corporate purpose.

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

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% or 25%. The 25% rate applies if the beneficiary is resident in a tax haven. See “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.” The amount paid to shareholders as interest attributed to shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distribution of dividends. Under the Brazilian Corporate Law, we are required to distribute to shareholders an amount sufficient to ensure that the net amount received, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory dividend.

Under the Brazilian Corporate Law and our bylaws, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. The amounts of dividends due to our shareholders are subject to financial charges at the SELIC rate from the end of each fiscal year through the date we actually pay such dividends. Shareholders have a three-year period from the dividend payment date to claim dividends or interest payments with respect to their shares, after which the amount of the unclaimed dividends reverts to us.

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

The approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions involving our company:

•	reduction of the mandatory dividend distribution;

•	merger into another company or consolidation with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	participation in a group of companies subject to the conditions set forth in the Brazilian Corporate Law;

•	change of our corporate purpose, which must be preceded by an amendment in our bylaws by federal law as we are controlled by the government and our corporate purpose is established by law;

•	cessation of the state of liquidation;

•	spin-off of a portion of our company, subject to the conditions set forth in the Brazilian Corporate Law;

•	transfer of all our shares to another company or receipt of shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as incorporação de ações; and

•	approval of our liquidation.

Under Brazilian Corporate law, if shareholder has a conflict of interest with the company in connection with any proposed transaction, the shareholder may not vote in any decision regarding such transaction. For example, an interested shareholder may not vote to approve the valuation of assets contributed by that shareholder in exchange for capital stock or, when the shareholder is a member of senior management, to approve the management’s report on the company’s financial statements. Any transaction approved with the vote of a shareholder with a conflict of interest may be annulled and such shareholder may be liable for any damages caused and be required to return to the company any gain it may have obtained as a result of the transaction.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, of common or preferred shares, would have, except under circumstances described above, preemptive rights to subscribe for any class of our newly issued shares. However, holders of ADSs may not be able to exercise the preemptive rights relating to the preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities.”

Redemption and Rights of Withdrawal

Brazilian law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest.

This right of withdrawal may be exercised by the holders of the adversely affected common or preferred shares in the event that we decide:

•	to create preferred shares or to increase the existing classes of preferred shares, without preserving the proportions to any other class of preferred shares, except as set forth in or authorized by our bylaws; or

•	to change the preferences, privileges or redemption or amortization conditions of any class of preferred shares or to create a new class of preferred shares entitled to more favorable conditions than the existing classes.

Holders of our common shares may exercise their right of withdrawal in the event we decide:

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law; or

•	to participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein.

The right of withdrawal may also be exercised by our dissenting shareholders in the event we decide:

•	to reduce the mandatory distribution of dividends;

•	to change our corporate purposes;

•	to spin-off a portion of our company, subject to the conditions set forth in the Brazilian Corporate Law;

•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of our company, known as incorporação de ações; or

•	to acquire control of another company at a price, which exceeds the limits set forth in the Brazilian Corporate Law, subject to, the conditions set forth in the Brazilian Corporate Law.

This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporação de ações, as described above, or consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.

Any redemption of shares arising out of the exercise of such withdrawal rights would be made based on the book value per share, determined on the basis of the last balance sheet approved by our shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting. The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

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

Our shareholders may choose, at their individual discretion, to hold their shares through the Companhia Brasileira de Liquidação e Custódia or CBLC. Shares are added to the CBLC system through Brazilian institutions, which have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a registry of beneficial shareholders maintained by the CBLC and is treated in the same manner as our registered shareholders.

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

Memorandum and Articles of Association of PifCo

Register

PifCo is an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law, as amended, with company registration number 76600. PifCo registered and filed its Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997. The company adopted an Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on May 7, 2007, and adopted a further Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on February 23, 2008. PifCo was initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of PifCo’s shareholders to Petrobras International Finance Company on September 25, 1997. The last amendment to PifCo’s Memorandum & Articles of Association occurred on February 23, 2008, to amend the stated objects and purposes of PifCo.

Objects and Purposes

PifCo’s Memorandum and Articles of Association grants PifCo full power and authority to:

•	conduct marketing, sales, financing, purchase, storage and transportation of petroleum, natural gas and all other hydrocarbons and by-products thereof, including ethanol and other biofuels, as well as the businesses of purchase, sale, leasing and rental of platforms, equipment and drilling units employed in the activities of exploration and production of petroleum and gas, and any business incidental thereto;

•	to conduct and carry on in any and all parts of the world, any of the objects noted above, through or by means of creating or subscribing for or otherwise acquiring securities in companies, associations, partnerships or trust estates engaged in or carrying on or conducting any one or more of the businesses set out above and to exercise all voting and other rights arising in respect of such securities (including without limitation to effect the liquidation or dissolution of such entities) and to dispose of such securities;

•	to acquire, hold and dispose of securities for hedging, investment or speculative purposes and to exercise all voting and other rights arising in respect of such securities; and

•	to borrow or raise money for any of the above referenced purposes of PifCo and, from time to time, to do or make, accept, endorse, execute and issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and to secure the payment of any thereof, and of the interest thereon, by the creation of security interests over of the property of PifCo, whether at the time owned or thereafter acquired and to sell, pledge or otherwise dispose of such bonds or other obligations of PifCo for its corporate purposes.

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

Material Contracts

Petrobras

For information concerning our material contracts, see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.”

PifCo

For information concerning PifCo’s material contracts, see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.”

Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all aspects by the provisions of the actual contract or other documents.

Petrobras Exchange Controls

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

Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689. Registration under Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.”

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

In the event that a holder of ADSs exchanges such ADSs for the underlying shares, the holder will be entitled to continue to rely on such electronic registration for five business days after the exchange. Thereafter, unless the relevant shares are held pursuant to Resolution No. 2,689 by a duly registered investor, or a holder of the relevant shares applies for and obtains a new certificate of registration from the Central Bank of Brazil, the holder may not be able to convert into foreign currency and to remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the relevant shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a “tax haven” jurisdiction, the investor will be also subject to less favorable tax treatment. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities” and “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.”

PifCo

There are:

•	no governmental laws, decrees or regulations in Cayman Islands that restrict the export or import of capital, including dividend and other payments to holders of notes who are not residents of the Cayman Islands, provided that such holders are not resident in countries subject to certain sanctions by the United Nations or the European Union; and

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

Pursuant to this rule, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) register as a foreign investor with the CVM; and (iv) register the foreign investment with the Central Bank of Brazil.

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

We must pay to our shareholders (including holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, at the SELIC rate, from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at varying rates depending on the length of period of interest accrual. The tax rate ranges from 15%, in case of interest accrued for a period greater than 720 days, to 22.5%, in case of interest accrued for a period up to 180 days. However, holders of ADSs and holders of common or preferred shares not resident or domiciled in tax haven jurisdictions investing under Resolution No. 2,689 are subject to such withholding tax at a reduced rate, currently at 15%. See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions.”

Taxation on Interest on Shareholders’ Equity

Any payment of interest on shareholders’ equity to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. See “—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity.” In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable withholding income tax rate is 25%. See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdiction.” The payment of interest at the SELIC rate that is applicable to payments of dividends applies equally to payments of interest on shareholders’ equity. The determination of whether or not we will make distributions in the form of interest on shareholders’ equity or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

Taxation of Gains

For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or preferred or common shares: (i) non-Brazilian holders that are not resident or domiciled in a tax haven jurisdiction, and that, in the case of holders of preferred or common shares, are registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (ii) other non-Brazilian holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means (including under Law No. 4,131 of 1962) and all types of investors that are located in tax haven jurisdictions. The investors identified in clause (i) above are subject to favorable tax treatment in Brazil, as described below. See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions.”

According to Law no. 10,833, dated December 29, 2003, capital gains realized on the disposition of tangible assets located in Brazil, by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% (a rate of 25% is applicable if realized by investors resident in a tax haven jurisdiction, i.e. a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). We understand the ADSs do not fall within the definition of tangible assets located in Brazil for the purposes of this law, but there is still no pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.

The deposit of preferred or common shares in exchange for ADSs may be subject to Brazilian capital gains at the rate of 15% if the amount previously registered with the Central Bank of Brazil as a foreign investment in the preferred or common shares is lower than:

•	the average price per preferred or common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or

•	if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of the preferred or common shares calculated as above, will be considered a capital gain. Investors registered under Resolution No. 2,689 and not located in a tax haven jurisdiction are exempt from this type of taxation. The withdrawal of ADSs in exchange for preferred or common shares is not subject to Brazilian tax. On receipt of the underlying preferred or common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below in “Registered Capital.”

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

Therefore, non-Brazilian holders are subject to income tax imposed at a rate of 20% on gains realized on sales or exchanges of preferred or common shares that occur on the stock exchange unless such a sale is made by a non-Brazilian holder who is not resident in a tax haven jurisdiction and:

•	such sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period; or

•	such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM.

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

Taxation of Foreign Exchange Transactions (IOF/Câmbio)

Under Law No. 8,894 of June 21, 1994, and Decree No. 6,306 of December 14, 2007, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred or common shares or the ADSs and those under Resolution No. 2, 689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Câmbio, which is currently applicable at a zero percent rate in most transactions made abroad. However, according to Law No. 8,894, the IOF/Câmbio rate may be increased at any time to a maximum of 25% by a decision of the Minister of Finance, but only in relation to exchange transactions carried out after the increase of the applicable rate.

Taxation on Bonds and Securities Transactions (IOF/Títulos)

Law No. 8,894 of June 21, 1994, and Decree No. 6,306 of December 14, 2007, created the Tax on Bonds and Securities Transactions, or IOF/Títulos, which may be imposed on any transactions involving bonds and securities carried out in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the Brazilian government may increase such rate up to 1.5% per day, but only in relation to transactions carried out after the increase of the applicable rate.

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

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a beneficiary, resident or domiciliary of a country considered a tax haven is subject to withholding income tax at the rate of 25%. Tax havens are generally considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20%. Law No. 11,727 of June 23, 2008 expanded the list of characteristics that may classify a country as a tax haven. The Brazilian Revenue Service currently maintains a list of countries and jurisdictions considered to be tax havens and may amend this list to include other countries or jurisdictions due to this new law. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25% instead of 15%. Capital gains are not subject to this 25% tax, even if the beneficiary is resident in a tax haven jurisdiction. See “—Taxation of Gains.”

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

U.S. Federal Income Tax Considerations

This summary describes the principal tax consequences of the ownership and disposition of common or preferred shares or ADSs, based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (the “IRS), and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common or preferred shares or ADSs. This summary applies only to purchasers of common or preferred shares or ADSs who hold the common or preferred shares or ADSs as “capital assets” (generally, property for investment), and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common or preferred shares or ADSs on a mark-to-market basis, and persons holding common or preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR CONCERNING THE OVERALL TAX CONSEQUENCES TO IT, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN COMMON OR PREFERRED SHARES OR ADSs.

Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, a holder of an ADS will be treated as the holder of the shares of common or preferred stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of common or preferred stock represented by that ADS.

In this discussion, references to ADSs refer to ADSs with respect to both common and preferred shares, and references to a “U.S. holder” are to a holder of an ADS that is:

•	a citizen or resident of the United States;

•	a corporation organized under the laws of the United States or any state thereof; or

•	otherwise subject to U.S. federal income taxation on a net basis with respect to the shares or the ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011, with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” as defined for U.S. federal income tax purposes (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2007 or 2008 taxable years. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2009 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures.

Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated as “passive category income” for foreign tax credit purposes. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Holders of ADSs that are foreign corporations or nonresident alien individuals (non-U.S. holders) generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

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

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share or an ADS unless:

•	such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or

•	such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Noteholders whose notes are brought into or issued in the Cayman Islands will be liable to pay stamp duty of up to C.I.$250 on each note, unless stamp duty of C.I.$500 has been paid in respect of the entire issue of notes (in which case no further stamp duty in respect of such notes is payable).

Brazilian Taxation

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

According to Law no. 10,833, dated December 29, 2003, capital gains realized on the disposition of tangible assets located in Brazil, by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% (a rate of 25% is applicable if realized by investors resident in a tax haven jurisdiction, i.e. a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). We understand the notes do not fall within the definition of tangible assets located in Brazil for the purposes of this law, but there is still no pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.

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

U.S. Federal Income Taxation

The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of the notes (a “U.S. holder”). This summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not purport to discuss all aspects of the United States federal income taxation which may be relevant to special classes of investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, tax-exempt organizations, certain short-term holders of notes, persons that hedge their exposure in the notes or hold notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. holder whose functional currency is not the U.S. dollar. U.S. holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.

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

Payments of Interest

Payments of “qualified stated interest” (as defined below) on a note (including additional amounts, if any) generally will be taxable to a U.S. holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. holder’s regular method of tax accounting. In general, if the “issue price” of a note is less than the “stated redemption price at maturity” by more than a de minimis amount, such note will be considered to have “original issue discount” (OID). The issue price of a note is the first price at which a substantial amount of such notes are sold to investors. The stated redemption price at maturity of a note generally includes all payments other than payments of qualified stated interest.

In general, each U.S. holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income as ordinary interest income the sum of the “daily portions” of OID on the note for all days during the taxable year that the U.S. holder owns the note. The daily portions of OID on a note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. In general, in the case of an initial holder, the amount of OID on a note allocable to each accrual period is determined by (i) multiplying the “adjusted issue price,” as defined below, of the note at the beginning of the accrual period by the yield to maturity of the note, and (ii) subtracting from that product the amount of qualified stated interest allocable to that accrual period. U.S. holders should be aware that they generally must include OID in gross income as ordinary interest income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income. The “adjusted issue price” of a note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated

interest (if any) made with respect to such note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a note at a single fixed rate of interest, or subject to certain conditions, based on one or more interest indices.

Interest income, including OID, in respect of the notes will constitute foreign source income for U.S. federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive category income,” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The calculation of foreign tax credits, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Sale or Disposition of Notes

A U.S. holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in the note generally will equal the U.S. holder’s cost for the note increased by any amounts included in gross income by such U.S. holder as OID and reduced by any payments other than payments of qualified stated interest on that note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be U.S. source gain or loss for U.S. federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The gain or loss realized by a U.S. holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Capital losses may be deducted from taxable income, subject to certain limitations.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Petrobras’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street,

New York, New York 10005, on which Petrobras’ American Depositary Shares are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information on obtaining copies of Petrobras’ public filings at the New York Stock Exchange, you should call (212) 656-5060.

We also file financial statements and other periodic reports with the CVM.

Item 11.          Qualitative and Quantitative Disclosures about Market Risk

Petrobras

Risk Management

We are exposed to a number of market and credit risks arising from our normal business activities. Market risk is the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of our financial assets, liabilities or expected future cash flows. Credit risk is the failure of a counterparty to perform a payment obligation under a commercial contract or a derivative contract.

We use derivative instruments to address market risks related to commodity prices, interest rates and currency exchange rates. Such derivative instruments are used only to offset market exposures, and are not used for trading purposes. Our executive officers manage market risk. We address credit risk by following rigid rules, overseen by a Credit Committee, to evaluate counterparties and define proper guarantees.

We have a Risk Management Committee that evaluates our risk exposures and establishes guidelines that we use to measure, monitor, and manage risk related to our activities. The Risk Management Committee is comprised of members of all our business areas.

Commodity Price Risk

Our sales of crude oil and oil products are related to international prices, which exposes us to price fluctuations in international markets.

We enter into derivative transactions, primarily energy futures contracts, forwards, swaps, and options, in order to mitigate some of the impact of such fluctuations. Our derivatives contracts provide economic hedges for anticipated crude oil and byproducts purchases and sales in the international markets, generally forecast to occur within a 30- to 360-day period. Our exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged.

The open positions on the futures market, compared to spot market value, resulted in recognized losses of U.S.$28.7 million in 2008, U.S.$24.7 million in 2007 and U.S.$1.6 million in 2006. See Note 20 to our audited consolidated financial statements for more information about our commodity derivative transactions.

The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2008, which is a 10% increase in the price of the underlying commodity for options, futures and swaps.

	Petrobras		PifCo		Total
Outstanding as of		Fair		Fair		Fair	+10%
December 2008	Quantity	Value(1)	Quantity	Value(1)	Quantity	Value(1)	Sensitivity
	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(U.S.$ million)

Options:
Buy contracts	540		0		540
Sell contracts	540		0		540

		0.0		0.0		0.0	0.0
Futures:
Buy contracts	158		3,775		3,933
Sell contracts	1,158		6,681		7,839

		10.3		17.8		28.1	5.2
Swaps:
Receive variable/ pay fixed	1,317		2,209		3,526
Receive fixed/ pay variable	1,917		2,007		3,924

		2.4		19.6		22.0	1.3

(1)	Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

Interest Rate and Exchange Rate Risk

The interest rate risk to which we are exposed is a function of our long-term debt and, to a lesser extent, our short-term debt. Our long-term debt consists principally of notes and borrowings incurred primarily in connection with capital expenditures and investments in exploration and development projects and loans to affiliated companies. Our short-term debt consists principally of U.S. dollar denominated import and export financing and working capital borrowings from commercial banks. In general, our foreign currency floating rate debt is principally subject to fluctuations in LIBOR. Our floating rate debt denominated in reais is principally subject to fluctuations in the Certificado de Depósito Interbancário (Interbank Deposit Certificate, or

CDI) and in the Taxa de Juros de Longo Prazo (Brazilian long-term interest rate, or TJLP), as fixed by the National Monetary Council.

We do not currently utilize derivative instruments to manage our exposure to interest rate fluctuation. We have been considering various forms of derivatives to reduce our exposure to interest rate fluctuations and may utilize these financial instruments in the future.

The exchange rate risk to which we are exposed is limited to the balance sheet and derives principally from the incidence of non-real denominated obligations in our debt portfolio. See Item 5. “Operating and Financial Review and Prospects—Inflation and Exchange Rate Variation.”

     The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2008 and 2007. Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2008	2007
	(%)

Real denominated:
Fixed rate	0.0	0.0
Floating rate	26.2	23.8
Sub-total	26.2	23.8

U.S. dollar denominated:
Fixed rate	30.5	31.4
Floating rate (includes short-term debt)	36.0	41.8
Sub-total	66.5	73.2

Other currencies (primarily Yen):
Fixed rate	3.8	2.6
Floating rate	3.5	0.4
Sub-total	7.3	3.0

Total	100.0	100.0

Floating rate debt:
Real denominated	26.2	23.8
Foreign currency denominated	39.5	42.2

Fixed rate debt:
Real denominated	0.0	0.0
Foreign currency denominated	34.3	34.0

Total	100.0	100.0

U.S. dollars	66.48	73.22
Euro	0.25	0.30
Japanese Yen	7.05	2.73
Brazilian reais	26.22	23.75

Total	100.0	100.0

     The table below provides information about our total debt obligations as of December 31, 2008, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M or CDI as of December 31, 2008.

								Fair Value
								as of
								December
	2009	2010	2011	2012	2013	2014-2022	Total	31, 2008
	(U.S.$ million, except for percentages)

Debt in Euro:
Fixed rate debt	1	0	0	0	0	0	1	1
Average interest rate	5.8%	5.7%	−	−	−	−
Variable rate debt	9	9	9	9	9	22	68	55
Average interest rate	2.7%	1.8%	3.1%	3.4%	3.5%	3.8%

Debt in Japanese Yen:
Fixed rate debt	532	35	33	33	33	386	1,051	960
Average interest rate	3.8%	1.8%	1.7%	1.7%	1.7%	2.2%
Variable rate debt	12	21	11	119	119	596	878	705
Average interest rate	4.7%	4.8%	4.5%	1.4%	1.4%	1.7%

Debt in U.S. dollars:
Fixed rate debt	1,121	681	494	252	822	4,972	8,342	8,161
Average interest rate	6.9%	8.5%	7.4%	5.5%	8.1%	6.2%
Variable rate debt	3,704	1,178	1,568	1,063	558	1,771	9,841	9,315
Average interest rate	2.8%	2.4%	3.4%	3.6%	3.8%	4.2%

Debt in Brazilian reais:
Variable rate debt	582	1,136	2,888	830	255	1,479	7,169	6,991
Average interest rate	10.0%	10.9%	13.2%	10.5%	9.4%	8.6%

Total debt obligations	5,961	3,059	5,003	2,306	1,795	9,227	27,351	26,188

Our foreign currency risk management strategy includes the use of derivative instruments to protect against foreign exchange rate volatility, which may impact the value of certain of our obligations.

PifCo

PifCo faces market risks in the normal course of business, including interest rate risk, risk related to changes in oil and oil products prices, and risk related to changes in foreign exchange rates. PifCo makes limited use of derivatives to manage its exposure to these market risks. PifCo does not hold derivative instruments for trading purposes.

Commodity Price Risk

PifCo enters into derivative transactions in order to mitigate the impact of fluctuations in the price of crude oil and byproducts. PifCo uses futures contracts, swaps and options to protect its margins in anticipation of purchases and sales in the international markets, as shown in the sensitivity analysis above.

Interest Rate and Exchange Rate Risk

PifCo is not subject to material foreign exchange rate risk because 94% of its debt is U.S. dollar denominated. PifCo does not enter into derivative contracts or make other arrangements to hedge against interest rate risk.

     The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for PifCo’s long-term debt obligations at December 31, 2008:

								Fair Value
								as of
								December
Debt Obligations	2010	2011	2012	2013	2014	2015-2018	Total	31, 2008
	(U.S.$ million, except for percentages)

Debt in U.S. Dollars:
Fixed rate debt	68	304	70	435	442	3,188	4,507	4,480
Average interest rate	5.5%	8.8%	5.5%	8.7%	7.6%	6.4%
Variable rate debt	406	88	92	102	112	190	990	922
Average interest rate	1.9%	3.2%	3.6%	3.7%	3.9%	4.6%

Debt in Japanese Yen:
Fixed rate debt	−	−	−	−	−	386	386	320
Average interest rate	−	−	−	−	−	2.2%

Total debt obligations	474	392	162	537	554	3,764	5,883	5,722

Total Debt Portfolio	December 31, 2008	December 31, 2007

Debt in U.S. Dollars:
Fixed rate debt	75.2%	72.4%
Floating rate debt	18.4%	22.3%

Debt in Japanese Yen:
Fixed rate debt	6.4%	5.3%
Floating rate debt	0%	0.0%

Total debt portfolio	100.0%	100.0%

At December 31, 2008, the short-term portion of PifCo’s long-term debt obligations, consisting of long-term lines of credit and loans from financing institutions, was U.S.$143 million. The weighted average annual interest rate on this short-term portion was 3.59% at December 31, 2008 compared to 5.59% at December 31, 2007. At December 31, 2008, PifCo had no short-term lines of credit or loans from financing institutions outstanding.

     The table below sets forth the value of PifCo’s cross currency swap, in which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. The change in fair value indicates that the hedging instrument is highly effective.

Cross Currency Swaps	Interest		Fair Value
Maturing in 2016	Rate	Notional Amount	December 31, 2008	December 31, 2007
	(%)	(Japanese Yen million)	(U.S.$ million)

Fixed to fixed		35,000	47	3
Average pay rate (U.S.$)	5.69
Average receive rate (Japanese Yen)	2.15

Total cross currency swaps		35,000	47	3

Item 12.          Description of Securities other than Equity Securities

Not Applicable.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Both PifCo and we have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The managements of Petróleo Brasileiro S.A.—PETROBRAS and Petrobras International Finance Company— PifCo (each, a “Company”) are responsible for establishing and maintaining effective internal control over financial reporting and for their assessments of the effectiveness of internal control over financial reporting.

Each Company’s internal control over financial reporting is a process designed by, or under the supervision of Petrobras’ Audit Committee and each of the Company’s Chief Executive Officer, Chief Financial Officer and effected by each Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Each Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

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

Each of the Company’s management assessed the effectiveness of each Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, each of the Company’s management has concluded that as of December 31, 2008, each Company’s internal control over financial reporting is effective.

The effectiveness of each of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

The management of each Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2008, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 16A.          Audit Committee Financial Expert

On June 17, 2005, our board of directors approved the appointment of an audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our board of directors has determined that Fabio Colletti Barbosa is the audit committee financial expert, and he is independent, as defined in 17 CFR 240.10A-3.

PifCo’s board of directors currently serves as its audit committee for purposes of the Sarbanes-Oxley Act of 2002. PifCo’s board of directors has determined that Marcos Antonio Silva Menezes is an “audit committee financial expert” within the meaning of this Item 16A. Mr. Menezes is not independent as defined in 17 CFR 240.10A-3.

Item 16B.          Code of Ethics

We have adopted a Code of Ethics applicable to our employees and executive officers and a Code of Good Practices applicable to our directors and executive officers, both of which are also applicable to PifCo. In 2006, we revised and updated our Code of Ethics. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on our website: www.petrobras.com.br /investor relations/corporate governance. In 2008, Petrobras’ board of directors created an Ethics Commission to promote ethical behavior and act as a forum for discussion of subjects related to ethics.

Item 16C.          Principal Accountant Fees and Services

Audit and Non-Audit Fees

Petrobras

     The following table sets forth the fees billed to us by our independent auditors, KPMG Auditores Independentes, during the fiscal years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(thousand reais)

Audit fees	23,673	23,328
Audit-related fees	287	2,136
Tax fees	859	603

Total fees	24,819	26,067

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of our annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and Brazilian GAAP, among others) and review of periodic documents filed with the SEC. In 2008, audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of R$2,750 thousand, related to the audit of the internal controls. “Audit-related fees” in the above table are the aggregate fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements and are not reported under “audit fees.”

Tax fees in the above table are fees billed by KPMG Auditores Independentes for services related to tax compliance reviews of the annual federal tax return and procedures with respect to income and sales taxes.

PifCo

     The following table sets forth the fees billed to PifCo by its independent auditors KPMG Auditores Independentes, during the fiscal years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(thousand reais)

Audit fees	966	764
Audit-related fees	67	29

Total fees	1,033	793

Audit fees are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of PifCo’s annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and local GAAP) and review of periodic documents filed with the SEC. Fees disclosed under the category “audit-related fees” relate to services provided in connection with the issuance of PifCo’s notes in the international capital markets and its exports prepayment program, and assurance and related services that are reasonably related to the performance of the audit or reviews of PifCo’s financial statements and are not reported under “audit fees.”

Audit Committee Approval Policies and Procedures

Our audit committee has the authority to recommend pre-approval policies and procedures to our board of directors for the engagement of our or PifCo’s independent auditor for services. At present, our board of directors has decided not to establish such pre-approval policies and procedures. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for all services provided to our subsidiaries or to us. Our bylaws prohibit our independent auditor from providing any consulting services to our subsidiaries or to us during the term of such auditor’s contract.

Item 16D.          Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated one member to our audit committee, Francisco Roberto de Albuquerque, who is a designee of the Brazilian government, which is one of our affiliates. In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Petrobras

During the fiscal year ended December 31, 2008, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities.
Item 16F.          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.          Corporate Governance

Comparison of Petrobras’ Corporate Governance Practices with NYSE Corporate Governance Requirements Applicable to U.S. Companies

Under the rules of the New York Stock Exchange, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the requirements of Exchange Act Rule 10A-3; (ii) our Chief Executive Officer must promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the applicable NYSE corporate governance rules; (iii) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (iv) we must provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies under NYSE listing standards.

     The table below briefly describes the significant differences between our domestic practices and the NYSE corporate governance rules.

New York Stock Exchange Corporate
Section	Governance Rules for U.S. Domestic Issuers	Petrobras’ Practices
Director Independence
303A.01	Listed companies must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.
Petrobras is a controlled company because more than a majority of its voting power is controlled by the Brazilian Federal Government.
As a controlled company, Petrobras would not be required to comply with the majority of independent directors requirement if it were a U.S. domestic issuer. There is no legal provision or policy that requires us to have independent directors.

303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.
With the exception of the CEO of the company (who is also a director), all of Petrobras’ directors are non-management directors. These non-management directors do not meet at regularly scheduled executive sessions without the presence of the CEO.

Nominating/Corporate Governance Committee
303A.04
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.
“Controlled companies” are not required to comply with this requirement.

Petrobras does not have a nominating committee. Petrobras also does not have a corporate governance committee composed of directors.
Instead, the entire board of directors develops, evaluates and approves corporate governance principles with the assistance of an advisory corporate governance commission not composed of directors. As a controlled company, Petrobras would not be required to comply with the nominating/corporate governance committee requirement if it were a U.S. domestic issuer.

Compensation Committee
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.
Petrobras has a committee that advises the board of directors with respect to compensation and management succession. There is no legal provision or policy that requires the members of this committee to be independent.

	“Controlled companies” are not required to comply with this requirement	As a controlled company, Petrobras would not be required to comply with the compensation committee requirement if it were a U.S. domestic issuer.

Audit Committee
303A.06 303A.07
Listed companies must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

Petrobras’ Audit Committee is an advisory committee to the board of directors. It is currently composed of two independent members according to Rule 10A-3 under the Exchange Act, and both members of the Audit Committee are also members of our board of directors. The Audit Committee has a written charter that sets forth its responsibilities that include, among other things: (i) strengthening ties with the external auditors, permitting closer supervision of their work and of issues regarding their competency and independence, (ii) assuring legal and regulatory compliance, including with regard to certification, internal controls, compliance procedures and ethics, and (iii) monitoring the financial position of the company, especially as to risks, internal auditing work and financial disclosure.

New York Stock Exchange Corporate
Section	Governance Rules for U.S. Domestic Issuers	Petrobras’ Practices
Equity Compensation Plans
303A.08	Shareholders must have the opportunity to vote for compensation plans through shares and material reviews, with limited exceptions as set forth by the NYSE’s rules.	Under the Brazilian Corporate Law, shareholder approval is required for the adoption and revision of any equity compensation plans. Petrobras does not currently have any equity compensation plans.

Corporate Governance Guidelines
303A.09	Listed companies must adopt and disclose corporate governance guidelines.
Petrobras has a set of Corporate Governance Guidelines (Diretrizes de Governança Corporativa) that address director qualification standards, responsibilities, compensation, orientation, self-appraisals and access to management. The guidelines do not reflect the independence requirements set forth in Sections 303A.01 and .02 of the NYSE rules. Certain portions of the guidelines, including the responsibilities and compensation sections, are not discussed with the same level of detail set forth in the commentaries to the NYSE rules. The guidelines are available on Petrobras’ website.

Code of Ethics for Directors, Officers and Employees
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
Petrobras has adopted a Code of Ethics (Código de Ética) applicable to its employees and a Code of Good Practices (Código de Boas Práticas) applicable to directors and executive officers. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on Petrobras’ website.

Certification Requirements
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

PART III

Item 17.          Financial Statements

Not applicable.

Item 18.          Financial Statements

See pages   F-2 through F-142, incorporated herein by reference.

Item 19.          Exhibits

No.	Description

1.1
Amended Bylaws of Petróleo Brasileiro S.A.-PETROBRAS (together with an English version) (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—PETROBRAS, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

1.2
Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002, March 20, 2003 (File No. 333-14168) and June 26, 2007 and May 19, 2008 (File No. 001-331121). PifCo’s Memorandum and Articles of Association were last amended on February 23, 2008.

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

2.11
Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 7/8% Senior Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— PETROBRAS on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.12
Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— PETROBRAS on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

No.	Description

2.13
Supplemental Indenture, dated as of November 26, 2001, between Petrobras International Finance Company and The Bank of New York, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— PETROBRAS on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

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

2.15
Registration Rights Agreement, dated as of May 9, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.— PETROBRAS, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— PETROBRAS on Form F-4 filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.16
Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.— PETROBRAS, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— PETROBRAS on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.17
Registration Rights Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, among Petrobras International Finance Company, Petróleo Brasileiro S.A.— PETROBRAS, UBS Warburg LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 2.20 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.18
Standby Purchase Agreement, dated as of May 9, 2001, between Petróleo Brasileiro S.A.— PETROBRAS and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— PETROBRAS on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.19
Amendment No. 1 to the Standby Purchase Agreement, dated as of November 26, 2001, between Petróleo Brasileiro S.A.— PETROBRAS and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— PETROBRAS on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14168)).

2.20
Standby Purchase Agreement, dated as of July 6, 2001, between Petróleo Brasileiro S.A.— PETROBRAS and The Bank of New York (incorporated by reference to Exhibit 4.5 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— PETROBRAS on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.21
Standby Purchase Agreement, initially dated as of February 4, 2002, as amended and restated as of February 28, 2002, between Petróleo Brasileiro S.A.— PETROBRAS and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.21 to the amended Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on December 13, 2002 (File No. 333-14168)).

2.22
Standby Purchase Agreement dated as of March 31, 2003, between Petróleo Brasileiro S.A.— PETROBRAS and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.23
Standby Purchase Agreement dated as of July 2, 2003, between Petróleo Brasileiro S.A.— PETROBRAS and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.24
Amended and Restated Standby Purchase Agreement initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, between Petróleo Brasileiro S.A.— PETROBRAS and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

2.25
Standby Purchase Agreement dated as of December 10, 2003, between Petróleo Brasileiro S.A.— PETROBRAS and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2004 and amendment filed on July 26, 2004 (File No. 333-14168)).

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

No.	Description

2.27
Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.— PETROBRAS and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.28
Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A.— PETROBRAS and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

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

2.31
Administrative Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.— PETROBRAS, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

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

2.34
Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.— PETROBRAS and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.35
Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.— PETROBRAS and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.36
Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.— PETROBRAS and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.37
Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.— PETROBRAS and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.38
Fourth Supplemental Indenture, dated as of September 15, 2004, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.— PETROBRAS relating to the 7.75% Global Notes due 2014 (incorporated by reference to Exhibit 2.38 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2005 (File Nos. 001-15106 and 333-14168)).

2.39
Standby Purchase Agreement dated as of September 15, 2004, between Petróleo Brasileiro S.A.— PETROBRAS and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.39 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 30, 2005 (File Nos. 001-15106 and 333-14168)).

2.40
Fifth Supplemental Indenture, dated as of October 6, 2006, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.— PETROBRAS relating to the 6.125% Global Notes due 2016 (incorporated by reference to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 26, 2007, and amendment filed on June 28, 2007 (File Nos. 001-15106 and 333-14168)).

No.	Description

2.41
Standby Purchase Agreement dated as of October 6, 2006, between Petróleo Brasileiro S.A.— PETROBRAS and JPMorgan Chase Bank, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 26, 2007, and amendment filed on June 28, 2007 (File Nos. 001-15106 and 333-14168)).

2.42
Amended and Restated Fifth Supplemental Indenture, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, between Petrobras International Finance Company (PifCo) and the Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee, and Petróleo Brasileiro S.A.— PETROBRAS relating to the 6.125% Global Notes due 2016 (incorporated by reference to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 26, 2007, and amendment filed on June 28, 2007 (File Nos. 001-15106 and 333-14168)).

2.43
Standby Purchase Agreement, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, between Petróleo Brasileiro S.A.— PETROBRAS and the Bank of New York, as successor to JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 26, 2007, and amendment filed on June 28, 2007 (File Nos. 001-15106 and 333-14168)).

2.44
First Supplemental Indenture, dated as of November 1, 2007, between Petrobras International Finance Company (PifCo) and The Bank of New York, as Trustee, and Petróleo Brasileiro S.A.— PETROBRAS relating to the 5.875% Global Notes due 2018 (incorporated by reference to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2008 (File Nos. 001-15106 and 333-14168)).

2.45
Standby Purchase Agreement dated as of November 1, 2007, between Petróleo Brasileiro S.A.— PETROBRAS and The Bank of New York, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2008 (File Nos. 001-15106 and 333-14168)).

2.46
Amended and Restated First Supplemental Indenture, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008 between Petrobras International Finance Company (PifCo) and The Bank of New York, as Trustee, and Petróleo Brasileiro S.A.— PETROBRAS relating to the 5.875% Global Notes due 2018 (incorporated by reference to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2008 (File Nos. 001-15106 and 333-14168)).

2.47
Amended and Restated Standby Purchase Agreement, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008 between Petróleo Brasileiro S.A.— PETROBRAS and The Bank of New York, as Trustee (incorporated by reference to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2008 (File Nos. 001-15106 and 333-14168)).

2.48
Second Supplemental Indenture, dated as of February 11, 2009, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon (formerly The Bank of New York) as Trustee, and Petróleo Brasileiro S.A.— PETROBRAS relating to the 7.875% Global Notes due 2019.

2.49	Guaranty, dated as of February 11, 2009, between Petróleo Brasileiro S.A.—PETROBRAS and The Bank of New York Mellon (formerly The Bank of New York) as Trustee.

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

4.2
Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	List of subsidiaries.
12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	PifCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	PifCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent letter of KPMG.
15.2	Consent letter of KPMG.
15.3	Consent letter of DeGolyer and MacNaughton.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on May 22, 2009.

Petróleo Brasileiro S.A.—PETROBRAS

By:
/s/  José Sérgio Gabrielli de Azevedo
Name: José Sérgio Gabrielli de Azevedo
Title: Chief Executive Officer

By:
/s/  Almir Guilherme Barbassa
Name: Almir Guilherme Barbassa
Title: Chief Financial Officer and Chief Investor
        Relations Officer

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on May 22, 2009.

Petrobras International Finance Company—PifCo

By:
/s/  Daniel Lima de Oliveira
Name: Daniel Lima de Oliveira
Title: Chairman and Chief Executive Officer

By:
/s/  Sérvio Túlio da Rosa Tinoco
Name: Sérvio Túlio da Rosa Tinoco
Title: Chief Financial Officer

PETRÓLEO BRASILEIRO S.A.—PETROBRAS INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

PETROBRAS INTERNATIONAL FINANCE COMPANY

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Petróleo Brasileiro S.A. -
Petrobras and subsidiaries

Consolidated Financial Statements
December 31, 2008, 2007 and 2006
with Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying consolidated balance sheets of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Petróleo Brasileiro S.A. - Petrobras and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in COSO.

/s/
KPMG Auditores Independentes
KPMG Auditores Independentes
Rio de Janeiro, Brazil
March 27, 2009

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
Expressed in Millions of United States Dollars

	As of December 31,
	2008	2007
Assets

Current assets
Cash and cash equivalents (Note 4)	6,499	6,987
Marketable securities (Note 5)	124	267
Accounts receivable, net (Note 6)	6,613	6,538
Inventories (Note 7)	7,990	9,231
Deferred income taxes (Note 3)	500	498
Recoverable taxes (Note 8)	3,281	3,488
Advances to suppliers	626	683
Other current assets	1,125	1,448

	26,758	29,140

Property, plant and equipment, net (Note 9)	84,719	84,282

Investments in non-consolidated companies and other investments (Note 10)	3,198	5,112

Non-current assets
Accounts receivable, net (Note 6)	923	1,467
Advances to suppliers	2,471	1,658
Petroleum and alcohol account - receivable from Federal Government (Note 11)	346	450
Government securities	-	670
Marketable securities (Note 5)	1,738	2,144
Restricted deposits for legal proceedings and guarantees (Note 19 (a))	798	977
Recoverable taxes (Note 8)	3,095	2,477
Goodwill (Note 18)	118	313
Prepaid expenses	513	473
Other assets	1,018	552

	11,020	11,181

Total assets	125,695	129,715

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2008 and 2007
Expressed in Millions of United States Dollars

	As of December 31,
	2008	2007

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	7,763	7,816
Short-term debt (Note 12)	2,399	1,458
Current portion of long-term debt (Note 12)	1,531	1,273
Current portion of project financings (Note 14)	1,780	1,692
Current portion of capital lease obligations (Note 15)	251	227
Income taxes payable	332	560
Taxes payable, other than income taxes	3,273	3,950
Payroll and related charges	1,398	1,549
Dividends and interest on capital payable (Note 17 (b))	3,652	3,220
Employees’ postretirement benefits obligation - Pension and Health Care (Note 16 (a))	492	623
Other payables and accruals	1,885	2,100

	24,756	24,468

Long-term liabilities
Long-term debt (Note 12)	16,031	12,148
Project financings (Note 14)	5,015	4,586
Capital lease obligations (Note 15)	344	511
Employees’ postretirement benefits obligation - Pension and Health Care (Note 16 (a))	5,787	11,317
Deferred income taxes (Note 3)	7,080	4,802
Provision for abandonment (Note 9 (a))	2,825	3,462
Contingencies (Note 19 (a))	356	352
Other liabilities	933	558

	38,371	37,736

Minority interest	659	2,332

Shareholders’ equity
Shares authorized and issued (Note 17 (a))
Preferred share - 2008 and 2007 - 3,700,729,396 shares (*)	15,106	8,620
Common share - 2008 and 2007 -5,073,347,344 shares (*)	21,088	12,196
Capital reserve - fiscal incentive	221	877
Retained earnings
Appropriated	15,597	34,863
Unappropriated	25,889	6,618
Accumulated other comprehensive income
Cumulative translation adjustments	(15,846)	4,155
Postretirement benefit reserves adjustments net of tax (US$19 and US$1,273 for December 31, 2008 and 2007, respectively) - Pension cost and Health Care cost (Note 16 (a))	37	(2,472)
Unrealized gains on available-for-sale securities, net of tax	(144)	331
Unrecognized loss on cash flow hedge, net of tax	(39)	(9)

	61,909	65,179

Total liabilities and shareholders’ equity	125,695	129,715

(*)	Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17 (a)).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2008	2007	2006

Sales of products and services	146,529	112,425	93,893
Less:
Value-added and other taxes on sales and services	(25,046)	(20,668)	(17,906)
Contribution of Intervention in the Economic Domain Charge - CIDE	(3,226)	(4,022)	(3,640)

Net operating revenues	118,257	87,735	72,347

Cost of Sales	(72,865)	(49,789)	(40,184)
Depreciation, depletion and amortization	(5,928)	(5,544)	(3,673)
Exploration, including exploratory dry holes	(1,775)	(1,423)	(934)
Impairment (Note 9 (b) and Note 18 (a))	(519)	(271)	(21)
Selling, general and administrative expenses	(7,429)	(6,250)	(4,824)
Research and development expenses	(941)	(881)	(730)
Employee benefit expense for non-active participants	(841)	(990)	(1,017)
Other operating expenses	(2,665)	(2,136)	(1,120)

Total costs and expenses	(92,963)	(67,284)	(52,503)

Operating income	25,294	20,451	19,844

Equity in results of non-consolidated companies (Note 10)	(21)	235	28
Financial income (Note 13)	1,641	1,550	1,165
Financial expenses (Note 13)	(848)	(677)	(1,340)
Monetary and exchange variation (Note 13)	1,584	(1,455)	75
Other taxes	(433)	(662)	(594)
Other expenses, net	(225)	(143)	(17)

	1,698	(1,152)	(683)

Income before income taxes and minority interest	26,992	19,299	19,161

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2008	2007		2006

Income tax expense (Note 3)
Current	(6,904)	(4,826)		(5,011)
Deferred	(2,355)	(1,062)		(680)

	(9,259)	(5,888)		(5,691)

Minority interest in results of consolidated subsidiaries	1,146	(273)		(644)

Net income for the year	18,879	13,138		12,826

Net income applicable to each class of shares
Common	10,916	7,597		7,417
Preferred	7,963	5,541		5,409

Net income for the year	18,879	13,138		12,826

Basic and diluted earnings per share (Note 17 (c))
Common and preferred
Before effect of extraordinary item	2.15	1.50 (*	)	1.46 (*	)
After effect of extraordinary item	2.15	1.50 (*	)	1.46 (*	)

Basic and diluted earnings per ADS
Before effect of extraordinary item	4.30	3.00 (*	)	2.92 (*	)
After effect of extraordinary item	4.30	3.00 (*	)	2.92 (*	)

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344 (*	)	5,073,347,344 (*	)
Preferred	3,700,729,396	3,700,729,396 (*	)	3,699,806,288 (*	)

(*)	Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17(a)).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities
Net income for the period	18,879	13,138	12,826

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	5,928	5,544	3,673
Dry hole costs	808	549	493
Equity in the results of non-consolidated companies	21	(235)	(28)
Foreign exchange (gain)/loss	2,211	641	465
Financial income on gas hedge operations	-	-	434
Impairment	519	271	21
Minority interest in income of subsidiaries	(1,146)	273	644
Deferred income taxes	2,355	1,062	680
Other	617	394	257

Working capital adjustments
Decrease (increase) in accounts receivable, net	(1,098)	(245)	386
Decrease (increase) in inventories	(568)	(1,619)	(533)
Increase in trade accounts payable	2,246	1,709	1,385
Increase in taxes payable	(207)	460	(323)
Advances to suppliers	(1,684)	787	(552)
Recoverable taxes	(1,431)	(1,132)	(552)
Increase (decrease) in other working capital adjustments	770	1,067	1,801

Net cash provided by operating activities	28,220	22,664	21,077

Cash flows from investing activities
Additions to property, plant and equipment	(29,874)	(20,978)	(14,643)
Acquisition of Suzano and Ipiranga	-	(1,551)	-
Marketable securities and other investments activities	408	(1,497)	(38)

Net cash used in investing activities	(29,466)	(24,026)	(14,681)

Cash flows from financing activities
Short-term debt, net issuances and repayments	380	(6)	228
Proceeds from issuance and draw-down of long-term debt	9,570	2,980	2,251
Principal payments of long-term debt	(4,655)	(3,561)	(2,555)
Repurchased securities	-	-	(1,046)
Proceeds of project financings	5,479	1,568	1,524
Payments of project financings	(3,124)	(2,599)	(1,209)
Payment of capital lease obligations	(125)	(367)	(334)
Dividends paid to shareholders and minority interest	(4,747)	(4,003)	(3,213)

Net cash used in financing activities	2,778	(5,988)	(4,354)

Increase (decrease) in cash and cash equivalents	1,532	(7,350)	2,042
Effect of exchange rate changes on cash and cash equivalents	(2,020)	1,649	775
Cash and cash equivalents at beginning of period	6,987	12,688	9,871

Cash and cash equivalents at end of period	6,499	6,987	12,688

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars

	Year ended December 31,
	2008	2007	2006

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	1,515	1,684	877
Income taxes	5,496	5,146	4,686
Withholding income tax on financial investments	198	65	26
Non-cash investment and financing transactions during the year
Recognition of asset retirement obligation - SFAS 143	687	1,836	632

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2008	2007	2006

Preferred shares
Balance at January 1,	8,620	7,718	4,772
Capital increase from undistributed earnings reserve (Note 17 (a))	6,235	902	2,939
Capital increase from issue of preferred shares	-	-	7
Capital increase from capital reserve (Note 17 (a))	251	-	-

Balance at December 31,	15,106	8,620	7,718

Common shares
Balance at January 1,	12,196	10,959	6,929
Capital increase from undistributed earnings reserve (Note 17 (a))	8,547	1,237	4,030
Capital increase from capital reserve (Note 17 (a))	345	-	-

Balance at December 31,	21,088	12,196	10,959

Capital reserve - fiscal incentive
Balance at January 1,	877	174	159
Capital increase	(596)	-	-
Transfer from unappropriated retained earnings	(60)	703	15

Balance at December 31,	221	877	174

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	4,155	(6,202)	(9,432)
Change in the year	(20,001)	10,357	3,230

Balance at December 31,	(15,846)	4,155	(6,202)

Postretirement benefit reserves adjustments net of tax - Pension cost and Health Care cost
Balance at January 1,	(2,472)	(3,039)	(1,930)
Accounting change - SFAS 158	-	-	(1,118)
Other decreases (increases)	3,801	860	(38)
Tax effect on above	(1,292)	(293)	47

Balance at December 31,	37	(2,472)	(3,039)

Unrecognized gains (losses) on available-for-sale securities, net of tax
Balance at January 1,	331	446	356
Unrealized gains (losses)	(490)	(174)	137
Realized gains	(229)	-	-
Tax effect on above	244	59	(47)

Balance at December 31,	(144)	331	446

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2008, 2007 and 2006
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2008	2007	2006

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(9)	(2)	-
Unrealized losses	-	-	(3)
Tax effect on above	-	-	1
Change in the year	(30)	(7)	-

Balance at December 31,	(39)	(9)	(2)

Appropriated retained earnings
Legal reserve
Balance at January 1,	4,297	3,045	2,225
Transfer from unappropriated retained earnings, net of gain or loss on translation	(1,040)	1,252	820

Balance at December 31,	3,257	4,297	3,045

Undistributed earnings reserve
Balance at January 1,	30,280	20,074	17,439
Capital increase	(14,782)	(1,647)	(6,969)
Transfer from unappropriated retained earnings, net of gain or loss on translation	(3,375)	11,853	9,604

Balance at December 31,	12,123	30,280	20,074

Statutory reserve
Balance at January 1,	286	585	431
Capital increase	-	(492)	-
Transfer from unappropriated retained earnings, net of gain or loss on translation	(69)	193	154

Balance at December 31,	217	286	585

Total appropriated retained earnings	15,597	34,863	23,704

Unappropriated retained earnings
Balance at January 1,	6,618	10,541	11,968
Net income for the year	18,879	13,138	12,826
Dividends and interest on shareholders’ equity (per share: 2008 - US$0.47 to common and preferred shares; 2007 - US$0.35 (*) to common and preferred share; 2006 - US$0.42(*) to common and preferred shares	(4,152)	(3,060)	(3,660)
Appropriation to reserves	4,544	(14,001)	(10,593)

Balance at December 31,	25,889	6,618	10,541

Total shareholders’ equity	61,908	65,179	44,299

Comprehensive income (loss) is comprised as follows:
Net income for the year	18,879	13,138	12,826
Cumulative translation adjustments	(20,001)	10,357	3,230
Postretirements benefit reserves adjustments net of tax - Pension cost and Health Care cost	2,509	567	(25)
Unrealized gains (losses) on available-for-sale securities	(475)	(115)	90
Unrecognized loss on cash flow hedge	(30)	(9)	(2)

Total comprehensive income	882	23,938	16,119

(*)	Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17(a)).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

1.	The Company and its Operations

Petróleo Brasileiro S.A. - Petrobras is Brazil’s national oil company and, directly or through its subsidiaries (collectively, “Petrobras” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, Petrobras may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

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

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

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

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with Statement of Financial Accounting Standards SFAS No. 52 - Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While Petrobras has selected the U.S. Dollar as its reporting currency, the functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of Petrobras International Finance Company - PifCo and some subsidiaries and certain of the special purpose companies that operate in the international economic environment is the U.S. dollar, and the functional currency of Petrobras Energía Participaciones S.A. - PEPSA is the Argentine Peso.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$2.337 and R$ R$1.771 to US$1.00 at December 31, 2008 and 2007, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation loss in the amount of US$20,001 in 2008 (net translation gain in 2007 - US$10,357 and in 2006 -

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(a)	Basis of financial statements preparation (Continued)

US$3,230) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

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

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity

Petrobras Química S.A. - Petroquisa and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. - BR and subsidiaries	Distribution
Braspetro Oil Services Company - Brasoil and subsidiaries	International operations
Braspetro Oil Company - BOC and subsidiaries	International operations
Petrobras International Braspetro B.V. - PIBBV and subsidiaries	International operations
Petrobras Gás S.A. - Gaspetro and subsidiaries	Gas transportation
Petrobras International Finance Company - PifCo and subsidiaries	Financing
Petrobras Transporte S.A. - Transpetro and subsidiaries	Transportation
Downstream Participações Ltda. and subsidiaries	Refining and distribution
Petrobras Netherlands BV - PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. - PBEN	Energy
Petrobras Negócios Eletrônicos S.A. - E-Petro and subsidiaries	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística - FII	Corporate
FAFEN Energia S.A.	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. - SFE	Energy
Termoaçu S.A.	Energy
Termobahia S.A.	Energy
Termoceará Ltda.	Energy
Termorio S.A.	Energy
Termomacaé Ltda.	Energy
Termomacaé Comercialização de Energia Ltda.	Energy
Ibiritermo S.A.	Energy
Usina Termelétrica de Juiz de Fora S.A.	Energy
Petrobras Biocombustível S.A.	Energy
Refinaria Abreu e Lima S.A.	Refining
Alvo Distribuidora de Combustíveis Ltda.	Distribution
Ipiranga Asfalto S.A.	Petrochemical
Córdoba Financial Services GmbH	Corporate

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Basis of consolidation (Continued)

Special purpose entities consolidated according to FIN 46(R)	Activity

Albacora Japão Petróleo Ltda.	Exploration and Production
Barracuda & Caratinga Leasing Company B.V.	Exploration and Production
Companhia Petrolífera Marlim	Exploration and Production
NovaMarlim Petróleo S.A.	Exploration and Production
Cayman Cabiunas Investments Co.	Exploration and Production
Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI	Refining
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	Exploration and Production
PDET Offshore S.A.	Exploration and Production
Companhia de Recuperação Secundária S.A.	Exploration and Production
Nova Transportadora do Nordeste S.A.	Transportation
Nova Transportadora do Sudeste S.A.	Transportation
Gasene Participações Ltda.	Transportation
Manaus Geração Termelétrica Participações Ltda.	Energy
Blade Securities Limited	Corporate
Codajás Coari Participações Ltda.	Transportation
Charter Development LLC - CDC	Exploration and Production
Companhia Mexilhão do Brasil	Exploration and Production
Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras (1)	Corporate

(1)	At December 31, 2008, the Company had amounts invested in the Petrobras Group’s Non-Standardized Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras - “FIDC-NP”). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, in the Petrobras System companies, and aims to optimize the Company’s cash management.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

(d)	Marketable securities

Marketable securities have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended strategies with respect to such securities.

Trading securities are marked-to-market through current period earnings, available-for-sale securities are marked-to-market through other comprehensive income, and held-to-maturity securities are recorded at amortized cost.

There were no material transfers between categories.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(e)	Inventories

Inventories are stated as follows:

•	Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the importing and production costs, adjusted, when applicable, to their realization value;

•	Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value;

•	Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

(f)	Investments in non-consolidated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 50% of the investee’s outstanding voting stock or has the ability to exercise significant influence over operating and financial policies of the investee without controlling it. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee’s dividends.

(g)	Property, plant and equipment

•	Costs incurred in oil and gas producing activities

The costs incurred in connection with the exploration, development and production of oil and gas are recorded in accordance with the “successful efforts” method. This method requires that costs the Company incurs in connection with the drilling of developmental wells and facilities in proved reserve production areas and successful exploratory wells be capitalized. In addition, costs the Company incurs in connection with geological and geophysical activities are charged to the statements of income in the year incurred, and the costs relating to exploratory dry wells on unproved reserve properties are charged to the statements of income when determined as dry or uneconomical.

•	Capitalized costs

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with SEC standards and are reviewed annually, or more frequently when there are indications of significant changes.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Property, plant and equipment (Continued)

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

Costs of development wells including wells, platforms, well equipment and attendant production facilities are capitalized.

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

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves. Production platform under capital lease which is not tied to the respective wells, are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties is recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. The straight-line method is used for assets with a useful life shorted than the life of the field.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building and improvements	25-40 years
Equipment and other assets	3-30 years
Platforms	15-25 years
Pipelines	30 years

•	Impairment

In accordance with SFAS No. 144 - Impairment of Long-Lived Assets (“SFAS 144”), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Property, plant and equipment (Continued)

•	Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

•	Capitalized interest

Interest is capitalized in accordance with SFAS No. 34 - Capitalization of Interest Cost (“SFAS 34”). Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives or unit-of-production method of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

(h)	Revenues, costs and expenses

Revenue from sales of crude oil and oil products, petrochemical products, natural gas and other related products is recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customer when delivery occurs pursuant to the terms of the sales contracts. Revenues from the production of natural gas properties in which Petrobras has an interest with other producers are recognized based on the actual volumes sold during the period. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis.

(i)	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 - Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes an Interpretation of Statement of Financial Accounting Standard No. 109” (FIN 48) on January 1, 2007 and the Company recognizes the effect of an income tax position only if that position is more likely that not of being sustained upon examination, based on technical merits of the position. A recognized income tax position is measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interests and penalties related to unrecognized tax benefits in “Other operating expenses”.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(j)	Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted for by the Company in accordance with SFAS No. 87 - Employers’ Accounting for Pensions (“SFAS 87”) and SFAS 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). Disclosures related to the plan are in accordance with FASB Statement No. 132-R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS No. 132-R”).

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with SFAS No. 106 - Postretirement Benefits Other Than Pensions (“SFAS 106”) and “SFAS 158”.

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

(k)	Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares as if all of the net income for each year had been distributed in accordance with a predetermined formula described in Note 17(c).

(l)	Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments, not designated as hedge accounting, to mitigate the risk of unfavorable price movements for crude oil purchases. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expenses”.

The Company may also use non-hedging derivatives to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as “Financial income” or “Financial expenses”.

The Company may also use hedging derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Accounting for derivatives and hedging activities (Continued)

“Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in the statements of income.

(m)	Recently issued accounting pronouncements

•	FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)

In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidated financial statements will depend on the business combinations arising during 2009 and thereafter.

•	FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent’s ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company’s disclosure of income statement and balance sheet will be changed by the application of SFAS 160, due to the reclassification of minority interest.

•	EITF No. 08-6, Equity Method Investment Accounting Considerations (“EITF No. 08-6”)

In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which was issued to clarify how the application of equity method accounting will be affected by SFAS No. 141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This issue is effective January 1, 2009, and will be applied prospectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(m)	Recently issued accounting pronouncements (Continued)

•	FASB Staff Position (FSP) No. 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“(FSP) No. 132(R)-1”)

In December 2008, the FASB issued (FSP) No. 132(R)-1, which amends SFAS 132(R) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets and (d) Significant Concentrations of Risk. This FSP is effective for annual statements beginning with 2009; the Company’s consolidated financial statements will be impacted only by additional disclosures.

(n)	Recently adopted accounting pronouncements

•	FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

Effective January 1, 2008, the Company adopted the SFAS 157, which was amended in February 2008 by FASB Staff Position (FSP) SFAS No. 157-1, Application of SFAS 157 to SFAS 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions, and by FSP SFAS 157-2, Effective Date of SFAS 157, which delayed the company’s application of SFAS 157 for nonrecurring nonfinancial assets and liabilities until January 1, 2009. SFAS 157 was further amended in October 2008 by FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS 157 to assets participating in inactive markets.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements, however does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

The implementation of SFAS 157 did not have material impact on the Company’s consolidated financial statements other than additional disclosures that have been incorporated into Note 21 of these financial statements.

•	FASB Statement No 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, which permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items in earnings at each subsequent reporting period. The Company adopted this Statement effective January 1, 2008, but did not make a fair value election at that time or during the remainder of 2008 for any financial instruments not already carried at fair value in accordance with other accounting standards. Accordingly, the adoption of SFAS 159 did not impact the Company’s consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.	Summary of Significant Accounting Policies (Continued)

(n)	Recently adopted accounting pronouncements (Continued)

•	FASB FSP SFAS 140-4 and FIN 46(R)-8, Disclosures about Transfers of Financial Assets and Interest in Variable Interest Entities (“SFAS 140-4 and FIN 46(R)-8”)

In December 2008, the FASB issued FSP SFAS 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interest in Variable Interest Entities.” This FSP requires additional disclosures about an entity’s involvement with a variable interest entity (“VIE”) and certain transfers of financial assets to special-purpose entities and VIEs. This FSP requires the methodology for determining whether the Company is the primary beneficiary of a VIE, whether it has provided financial or other support the Company is not contractually required to provide, and other qualitative and quantitative information. The Company did not have any transfers of financial assets within the scope of this FSP. This FSP was effective December 31, 2008, and the additional disclosures related to VIEs have been incorporated into Note 14.

•	FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB No. 133 (“SFAS 161”)

In March 2008, the FASB issued SFAS 161, that expands disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and related interpretations. This statement requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for interim and annual financial statements beginning with the first quarter of 2009. The Company early adopted SFAS 161, and its implementation did not have material impact on the Company’s consolidated financial statements other than additional disclosures that have been incorporated into Note 20.

3.	Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2008, 2007 and 2006.

The Company’s taxable income is substantially generated in Brazil and therefore subject to the Brazilian statutory tax rate.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3.	Income Taxes (Continued)

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Year ended December 31,
	2008	2007	2006

Income before income taxes and minority interest:
Brazil	27,597	19,536	18,590
International	(605)	(237)	571

	26,992	19,299	19,161

Tax expense at statutory rate - (34%)	(9,177)	(6,562)	(6,515)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(254)	(315)	(277)
Change in valuation allowance	(1,004)	(575)	74
Foreign income subject to different tax rates	25	(199)	(147)
Tax incentive (1)	219	712	138
Tax benefit on interest on shareholders’ equity (see Note 17 (b))	995	998	994
Goodwill Impairment (see Note 18 (a))	(76)	-	-
Other	13	53	42

Income tax expense per consolidated statement of income	(9,259)	(5,888)	(5,691)

(1)	On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the year ended December 31, 2008, Petrobras recognized a tax benefit in the amount of US$219 (US$712 on December 31, 2007) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3.	Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Year ended December 31,
	2008	2007	2006

Brazil:
Current	(6,583)	(4,473)	(4,758)
Deferred	(2,463)	(991)	(679)

	(9,046)	(5,464)	(5,437)

International:
Current	(321)	(353)	(253)
Deferred	108	(71)	(1)

	(213)	(424)	(254)

Income tax expense	(9,259)	(5,888)	(5,691)

All the deferred tax assets and liabilities recorded are principally related to Brazil and there are no significant deferred tax assets and liabilities from international locations. There is no netting of deferred taxes between jurisdictions.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3.	Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2008	2007

Current assets	505	498
Valuation allowance	(5)	-
Current liabilities	(8)	(7)

Net current deferred tax assets	492	491

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirements benefit reserves adjustments	116	2,065
Tax loss carryforwards	1,944	628
Other temporary differences	742	601
Valuation allowance	(1,609)	(667)

	1,193	2,627

Non-current liabilities
Capitalized exploration and development costs	(5,251)	(5,810)
Property, plant and equipment	(1,197)	(1,494)
Exchange variation	(1,226)	-
Other temporary differences, not significant individually	(476)	(110)

	(8,150)	(7,414)

Net non-current deferred tax liabilities	(6,957)	(4,787)

Non-current deferred tax assets	123	15
Non-current deferred tax liabilities	(7,080)	(4,802)
Net deferred tax liability	(6,465)	(4,296)

The Company has domestic accumulated tax loss carryforwards amounting to US$1,440 as of December 31, 2008, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards can be carried forward indefinitely in Brazil. Management believes that it is more likely than not that it will realize these tax benefits within ten years at the maximum.

The Company has foreign accumulated tax loss carryforwards amounting to US$4,427 as of December 31, 2008. Tax loss carryforwards exists in many international jurisdictions. Whereas some of these tax loss carryforwards do not have expiration date, others expire at various times from 2009 to 2028.

Valuation allowance have been established for certain tax loss carryfowards that reduce deferred tax to an amount that will, more likely than not, be realized. Annually management evaluates the realizability of its deferred tax assets taking into consideration, among other elements, the level of historical taxable income, the projected future taxable income, tax-planning strategies, expiration dates of the tax loss carryforwards, and scheduled reversal of the existing temporary differences. The amount of the deferred tax asset considered realizable could, however, be

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3.	Income Taxes (Continued)

reduced if estimates of future taxable income are reduced. The following presents the net change in the valuation allowance for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006

Balance at January 1,	(667)	(453)	(524)
Additions	(1,071)	(587)	(27)
Reductions allocated to income tax expense	67	12	101
Reductions allocated to goodwill	-	168	-
Reductions due to expiration	-	209	-
Cumulative translation adjustments	57	(16)	(3)

Balance at December 31,	(1,614)	(667)	(453)

Current valuation allowance	(5)	-	-
Long term valuation allowance	(1,609)	(667)	(453)

Valuation allowance additions of US$1,071 in 2008 and US$587 in 2007, primarily relates to tax loss carryforwards from foreign operations and domestic thermoelectric power plants for which no tax benefit is expected to be realized in the next few years.

The reduction in valuation allowance in 2007 was primarily related to PEPSA, of which a tax benefit of US$168 was allocated to reduce goodwill for the deferred asset that was not previously recognized at the acquisition date. The majority of the remaining amount was related to the reduction in both gross deferred tax asset and related valuation allowance due to the expiration of the unutilized tax loss carryforwards in PEPSA. Subsequent recognition of tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2008, will be recorded in the consolidated statement of income.

The Company has not recognized a deferred tax liability of approximately US$199 for the undistributed earnings of its foreign operations that arose in 2008 and prior years as the Company considers these earnings to be indefinitely reinvested (US$117 in 2007). A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. As of December 31, 2008, the undistributed earnings of these subsidiaries were approximately US$1,329 (US$779 as of December 31, 2007).

The Company has no unrecognized tax benefits relating to uncertain tax positions and accrued penalties and interest as of January 1, 2007 and 2008 and for the years ended December 31, 2007 and 2008. In addition, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction and in many foreign jurisdictions. The Brazilian and Argentinean income tax returns remain subject to examination by the respective tax authorities for the years beginning in 2002.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

4.	Cash and Cash Equivalents

	As of December 31,
	2008	2007

Cash	1,075	1,241
Investments - Brazilian reais (1)	2,813	2,279
Investments - U.S. dollars (2)	2,611	3,467

	6,499	6,987

(1)	Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2)	Comprised primarily by Time Deposit and securities with fixed income.

5.	Marketable Securities

	As of December 31,
	2008	2007

Marketable securities classification:
Available-for-sale	1,608	2,036
Trading	57	127
Held-to-maturity	197	248

	1,862	2,411

Less: Current portion of marketable securities	(124)	(267)

Long-term portion of marketable securities	1,738	2,144

Marketable securities are comprised primarily of amounts that the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are principally, CLN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for- sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months.

As of December 31, 2008, Petrobras had a balance of US$1,608 (US$1,907 in 2007) linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements entered into with Petros, Petrobras’ pension plan (see Note 16 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturity of these notes are 2024 and 2035 and they bear interest coupon of 6% p.a., which is paid semi-annually. At December 31, 2008, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average price disclosed by the National Association of Open Market Institutions (ANDIMA).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

6.	Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of December 31,
	2008	2007

Trade	8,727	9,295
Less: Allowance for uncollectible accounts	(1,191)	(1,290)

	7,536	8,005
Less: Long-term accounts receivable, net	(923)	(1,467)

Current accounts receivable, net	6,613	6,538

	As of December 31,
	2008	2007	2006

Allowance for uncollectible accounts
Balance at January 1,	(1,290)	(1,120)	(1,063)
Additions	(84)	(215)	(78)
Write-offs	16	160	60
Cumulative translation adjustments	167	(115)	(39)

Balance at December 31,	(1,191)	(1,290)	(1,120)

Allowance on short-term receivables	(638)	(746)	(584)

Allowance on long-term receivables	(553)	(544)	(536)

At December 31, 2008 and 2007, long-term receivables include US$624 and US$616, respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary Brasoil for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to Brasoil.

The Company’s management has determined that these payments can be reimbursed, since they represent Brasoil’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$553 and US$544 as of December 31, 2008 and 2007, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

7.	Inventories

	As of December 31,
	2008	2007

Products:
Oil products	2,770	2,493
Fuel alcohol	256	181

	3,026	2,674

Raw materials, mainly crude oil	3,301	4,818
Materials and supplies	1,578	1,681
Others	134	110

	8,039	9,283

Current inventories	7,990	9,231

Long-term inventories	49	52

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$545 for the year ended December 31, 2008, which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

8.	Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2008	2007

Local:
Domestic value-added tax (ICMS) (1)	1,924	2,173
PASEP/COFINS (2)	2,622	2,772
Income tax and social contribution	1,176	527
Foreign value-added tax (IVA)	113	243
Other recoverable taxes	541	250

	6,376	5,965

Less: Long-term recoverable taxes	(3,095)	(2,477)
Current recoverable taxes	3,281	3,488

(1)	Domestic value-added sales tax is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2)	Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverable will be offset against future income tax payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9.	Property, Plant and Equipment, Net

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2008			2007
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Buildings and improvements	4,060	(1,310)	2,750	3,492	(1,151)	2,341
Oil and gas assets	35,407	(12,682)	22,725	37,224	(14,357)	22,867
Equipment and other assets	45,742	(21,230)	24,512	44,706	(21,809)	22,897
Capital lease - platforms and vessels	2,752	(2,073)	679	2,199	(1,000)	1,199
Rights and concessions	2,439	(655)	1,784	2,655	(619)	2,036
Land	441	-	441	390	-	390
Materials	2,219	-	2,219	2,015	-	2,015
Expansion projects:
Construction and installations in progress:
Exploration and production	10,653	-	10,653	13,558	-	13,558
Supply	11,973	-	11,973	9,371	-	9,371
Gas and energy	4,908	-	4,908	6,023	-	6,023
Distribution	185	-	185	291	-	291
International	1,346	-	1,346	1,144	-	1,144
Corporate	544	-	544	150	-	150

	122,669	(37,950)	84,719	123,218	(38,936)	84,282

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9.	Property, Plant and Equipment, Net (Continued)

(a)	SFAS No. 143 - Accounting for asset retirement obligations

Since January 1, 2003, Petrobras adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

Measurement of asset retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

A summary of the annual changes in the abandonment provision is presented as follows:

Liabilities

Balance as of December 31, 2006	1,473

Accretion expenses	147
Liabilities incurred	1,836
Liabilities settled	(29)
Revision of provision	(401)
Cumulative translation adjustment	436

Balance as of December 31, 2007	3,462

Accretion expenses	153
Liabilities incurred	687
Liabilities settled	(23)
Revision of provision	(640)
Cumulative translation adjustment	(814)

Balance as of December 31, 2008	2,825

(b)	Impairment

For the years ended December 31, 2008, 2007 and 2006, the Company recorded impairment charges of US$519, US$271 and US$21, respectively. During 2008, the impairment charge was primarily related to goodwill impairment of Petrobras’ indirect subsidiary in the United States Pasadena Refining System (US$223) and to producing properties in Brazil (US$171) and principle amounts were related to Petrobras’ Guajá field. During 2007, the impairment charge was primarily related to international investments (US$226): in Ecuador (US$174), due to the tax and legal changes implemented by the government of that country, previously mentioned (see Note 9(b)); in the United States (US$39); and in Angola (US$13). During 2006, the impairment charge was primarily related to producing properties in Brazil and principle amounts were related to Petrobras’ Córrego de Pedras on-shore field.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

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

		Investments
	Total ownership	2008	2007

Equity method	20% - 50% (1)	2,517	4,373	(2)
Investments available-for-sale	8% - 17%	109	400
Investments at cost		572	339

Total		3,198	5,112

(1)	As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted as equity investments due to particularities of significant influence.

(2)	As described in Notes 10(d) and 10(e) it also includes investments in Ipiranga Group in the amount of US$1,175 and in Suzano Petroquímica, in the amount of US$1,177.

At December 31, 2007, the Company had investments in companies with publicly traded shares: Braskem S.A., Petroquímica União S.A. - PQU. Those investments amounted to less than 20% of the investee’s total voting shares, were classified as available-for-sale and were recorded at market value. The Company has recorded unrealized gains for the difference between the fair value and the cost of the investment as a component of shareholders’ equity, net of tax. During 2008 those interest investments changed according to the “Braskem investment agreement” (see note 10-(d.1)), and “Investment agreement with Unipar” (see note 10-(e.1)) and the Company realized this gain with changes in the unrealized balance recorded as a component of comprehensive income.

At December 31, 2008, the Petroquímica União S.A. - PQU, Braskem S.A., and Quattor Companhia Petroquímica continued having publicly traded shares. According to “Investment agreement with Unipar”, Quattor Companhia Petroquímica had interest investment of 90.8% in Petroquímica União S.A. - PQU.

At December 31, 2008, the Company had investments interest of 31.9% and 23.8% with balance of US$550 and US$428 in Braskem S.A. and Quattor Companhia Petroquímica, respectively, that were recorded according to equity method.

The Company did not restate the prior period financials for the increase in the interest in Braskem that became equity method investments as they are immaterial.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2008 and 2007 includes US$80 and US$95 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

(a)	Hydrocarbons Law of Bolivia

As of May 1, 2006, Supreme Decree 28,701 came into force in Bolivia, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

10.	Investments in Non-Consolidated Companies and Other Investments (Continued)

(a)	Hydrocarbons Law of Bolivia (Continued)

In addition, by means of the above mentioned decree the Bolivian government nationalized the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. - PBR, in which Petrobras had an indirect interest of 100% (Petrobras Bolívia Inversiones e Servicios S.A. - 51% and Petrobras Energía Internacional S.A. - 49%).

On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$112. The capital gain made by Petrobras in the sale of the shares of PBR is recorded in “Other expenses, net” in the amount of US$37, on December 31, 2007.

(b)	New Hydrocarbons Law in Ecuador

On October 18, 2007 the Hydrocarbons Law was amended, increasing the State’s share in the extraordinary surpluses in the price of the oil to 99%, thus reducing the share of the oil companies to 1%. On December 28, Ecuador’s Constituent Assembly passed the Ley de Equidad Tributaria, which implements a major tax reform, including new taxes, as from January 01, 2008.

The set of changes brought about the above-mentioned amendment, altered the terms established by the parties with regard to the approval of the respective share contracts, affecting projections of development of current business operations in Ecuador and the ability to recoup the investments made. Consequently, on December 31, 2007, an impairment charge was recognized in the amount of US$174, based on the future cash flows derived from the continuous use of the assets in order to adjust the book value of the assets to their estimated recovery value.

On December 31, 2008, Petrobras Energía Ecuador, a subsidiary of Petrobras Energia S.A. (PESA), signed an agreement with the government of Ecuador for the devolution of the concession of exploratory block 31, which implied recognition of loss in the amount of US$77.

(c)	Investments in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies in accordance with legal articles. The MOU established that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as equity method investments. Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. Consequently a provision for loss on investments has been made in the amount of US$23 in 2008, (US$67 in 2007).

(d)	Ipiranga current developments and restructuring of the Petrochemical companies with Braskem

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (through a commission agreement) as intervening parties, acquired control of companies comprising Ipiranga Group for the amount of US$2,694 (R$5,486 million).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

10.	Investments in Non-Consolidated Companies and Other Investments (Continued)

(d)	Ipiranga current developments and restructuring of the Petrochemical companies with Braskem (Continued)

On February 27, 2008, in fulfillment of the Investment Agreement signed on March 18, 2007, Ultrapar transferred an interest of 40% of the shares comprising the share capital of Ipiranga Química S.A. to Petrobras, which disbursed US$552. The purchase price of the petrochemical assets has been allocated US$154, net of tax to property, plant and equipment, US$194 to goodwill and the remaining US$204 referred to net assets acquired.

On May 14, 2008, Ultrapar effected the transfer of the fuel and lubricants Distribution Assets located in the North, Northeast and Central-West and the asphalt Assets received by Petrobras through a special purpose company called 17 de Maio Participações S.A. (“17 de Maio”).

17 de Maio is a closed-capital corporation and its relevant assets are the asphalt assets, contained within Ipiranga Asfaltos - IASA, and the distribution assets held by a limited company called Alvo Distribuidora de Combustíveis Ltda. Petrobras disbursed the amount of US$619. This amount has been allocated US$52, net of tax to property, plant and equipment, US$229 to goodwill and the remaining US$338 referred to net assets acquired.

On December 17, 2008, CADE approved, definitively, the distribution and asphalt assets of the Ipiranga Group by Petrobras, conditioned to the signing of and complete compliance with the Performance Commitment Agreement, entered into by Petrobras and Alvo, thus making the immediate, direct management of these assets possible.

Due to this successful result, Petrobras began the process of transferring the assets represented by the companies IASA and Alvo, to BR Distribuidora, in line with the initial planning for the operation which aimed at increasing the leadership of the abovementioned subsidy in the Brazilian distribution market with assured profitability, through the increase in market share.

d.1)	Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that some petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem in exchange for a participation interest in Braskem. On May 14, 2008, an addendum to the investment agreement was made dividing the exchange transaction into two stages.

The first stage was completed on May 30, 2008, whereby Petrobras and Petroquisa transferred to Braskem the following participation interests: (i) 36.50% of the total capital of Copesul; (ii) 40% of the voting and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 40% of the voting and total capital of Petroquímica Paulínia (PPSA), therefore now holding 30% of the voting capital and 23.1% of the total capital of Braskem. The exchange transaction was based on the fair value of the participation interest exchanged.

The transaction was accounted for in accordance with FASB Statement No 153 - “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”, (“SFAS 153”) and FASB Statement No 140 -“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, (“SFAS 140”) based on the fair value of the participation interest received from Braskem. As a result of the transaction a non-operating income of US$64, net of tax, was recorded.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

10.	Investments in Non-Consolidated Companies and Other Investments (Continued)

(d)	Ipiranga current developments and restructuring of the Petrochemical companies with Braskem (Continued)

d.1)	Braskem Investment Agreement (Continued)

On May 30, 2008, Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as the intermediary, agreed the terms of the new shareholders’ agreement for Braskem shareholders.

In the second stage, Petrobras and Petroquisa will have the option of: (i) integrating into Braskem up to 100% of the voting and total capital of Petroquímica Triunfo (Triunfo), or (ii) transfer of cash to Braskem in the same amount of the fair value of the voting and total capital of Petroquímica Triunfo (Triunfo); thus increasing the joint interest of Petrobras and Petroquisa in the total capital of Braskem, as established in the Investment Agreement.

On July 9, 2008, the transaction was approved without restrictions by the CADE.

On December 22, 2008, Braskem cancelled treasury shares corresponding to 6,251,744 registered common shares (ON), 10,389,665 registered preferred class A shares (PNA) and 209,248 registered preferred class B shares (PNB), and thus Petroquisa now holds 31.0% of the voting capital and 23.8% of the total capital of Braskem.

(e)	Acquisition of Suzano Petroquímica S.A.

On November 30, 2007, Petrobras acquired 76.57% of the total shares of Suzano Petroquímica S.A. (“SZPQ”), by acquiring Pramoa Participações S.A. (Pramoa) and its controlled company, Dapean Participações S.A. (Dapean), including 99.9% of the total common shares, for the amount of US$1,186 (US$7.49 per common share and US$5.99 per preferred share). The purchase price has been allocated US$72, net of tax to property, plant and equipment and US$5, net of tax, to inventories and the remaining US$602 to goodwill.

Petrobras incorporated Pramoa Participações S.A. on March 24, 2008, after approval at the Extraordinary General Meeting held on that date.

On April 30, 2008, the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) approved the registration of the Public Offerings (“PO”) to purchase the shares of SZPQ, conditioned to certain adjustments which Petrobras has fulfilled.

The PO of Suzano Petroquímica was held on June 20, 2008, in which Quattor Participações S.A. acquired (i) 102,906 of the common shares (92.7% adhesion) for the price of US$8.78 per common share; and (ii) 50,147,172 preferred shares (94.6% adhesion) for the price of US$7.02 per preferred share.

On June 30, 2008, the name of Suzano Petroquímica S.A. was changed to Quattor Petroquímica S.A.

e.1)	Investment Agreement with Unipar

On November 30 ,2007, the Investment Agreement between Unipar and Petrobras defined, among other matters, the creation of an integrated company into which they plan to integrate their assets for the production of thermoplastic resins, basic petrochemicals and correlated activities.

The petrochemical assets contributed by the Petrobras Companies were: (i) 99.9% of the voting capital and 76.57% of the total capital of Suzano Petroquímica S.A. (SZPQ), acquired on November 30, 2007;

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

10.	Investments in Non-Consolidated Companies and Other Investments (Continued)

(e)	Acquisition of Suzano Petroquímica S.A. (Continued)

e.1)	Investment Agreement with Unipar (Continued)

(ii) 17.48% of the voting capital and 17.44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

The assets contributed by Unipar were: (i) 33.3% of the voting and total capital of Rio Polímeros S.A. (Riopol); (ii) 54.96% of the voting capital and 51.35% of the total capital of PQU; (iii) 99.99% of the voting and total capital of Polietilenos União S.A. (PU); (iv) all the assets, rights and obligations relating to the operation of Unipar Divisão Química (UDQ); and (v) the amount in cash of US$217, which corresponds to the value of the price to be paid for: (a) 16.67% interest in the total share capital held by Petroquisa in Riopol; and 15.98% of SZPQ’s interest in Riopol, for the understood and agreed price of US$0.5232 per share.

On June 11, 2008, Petrobras and Unipar contributed their participation interest described above in exchange for a participation interest in the new created company “Quattor Participações S.A.”. As a result of the transaction, based on the fair value of the participation interest exchanged, Unipar became the majority shareholder with 60% of the voting and total capital of Quattor and Petrobras became the minority shareholder with the remaining participation interest of 40% of the voting and total capital of Quattor.

The investment in Quattor was accounted for in accordance with SFAS 153 and SFAS 140 based on the fair value of the participations interest obtained. As a result of the transaction a non-operating income of US$3, net of tax, was recognized.

The transaction was approved without restrictions by the CADE on July 09, 2008.

On August 1, 2008, Quattor concluded the acquisition of (i) 1,670,279 common shares and 876,216 preferred shares of PQU held by Companhia Brasileira de Estireno S.A. at the price of US$9.80 per share, and (ii) 1,489,109 common shares and 1,314,256 preferred shares of PQU held by Oxiteno S.A. - Indústria e Comércio at the price of US$11.02 per common share and US$9.80 per preferred share. Accordingly, Quattor now directly and indirectly holds 86.91% of the voting capital and 82.31% of the total capital of PQU. On the same date PQU’s shareholders’ agreement was cancelled.

On December 2, 2008, Quattor Participações made a public offering for the shares of PQU with the aim of cancelling the registration of the publicly held company of the invested company. In the process 6,536,039 common shares and 11,176,718 preferred shares were acquired for the total amount of US$116 and, since the conditions established by the CVM were met, the company had its registration as a publicly held company cancelled on December 16, 2008.

On December 16, 2008, Quattor Participações made a public offering for the shares of Quattor Petroquímica with the aim of discontinuing the level 2 corporate governance practices of the São Paulo stock exchange (Bovespa) in the company. In this auction 407 common shares and 1,308,386 preferred shares were acquired for the total price of US$5. On the following day, Quattor Petroquímica discontinued the level 2 corporate governance practices; however it continues to keep its registration as a publicly held company with shares traded on the São Paulo stock exchange (Bovespa).

On December 31, 2008, the shareholding breakdown of the assets controlled by Quattor Participações was: 75% of the total capital of Riopol, 99.3% of the total capital of Quattor Petroquímica, 99.2% of the

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

10.	Investments in Non-Consolidated Companies and Other Investments (Continued)

(e)	Acquisition of Suzano Petroquímica S.A. (Continued)

e.1)	Investment Agreement with Unipar (Continued)

total capital of PQU, 100% of the total capital of PU, and all the assets, rights and obligations related to the operating of UDQ.

11.	Petroleum and Alcohol Account - Receivable from Federal Government

Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007

Opening balance	450	368
Financial income (Note 23)	7	6
Translation gain	(111)	76

Ending balance	346	450

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account.

In order to conclude the settlement of accounts with the Federal Government, pursuant to Provisional Measure no 2.181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

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

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2008	2007

Import - oil and equipment	479	5
Working capital	1,920	1,453

	2,399	1,458

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(a) Short-term debt (Continued)

The weighted average annual interest rates on outstanding short-term borrowings were 4.72% and 4.71% at December 31, 2008 and 2007, respectively.

(b)	Long-term debt

•	Composition

	As of December 31,
	2008	2007

Foreign currency:
Notes	5,716	4,140
Financial institutions	5,938	4,256
Sale of future receivables	549	615
Suppliers’ credits	80	1,325
Assets related to export program to be offset against sales of future receivables	(150)	(150)

	12,133	10,186

Local currency:
National Economic and Social Development
Bank - BNDES (state-owned company, see Note 23)	831	607
Debentures:
BNDES (state-owned company, see Note 23)	186	709
Other banks	1,182	1,419
Export Credit Notes	1,655	282
Bank Credit Certificate	1,543	-
Other	32	218

	5,429	3,235

Total	17,562	13,421
Current portion of long-term debt	(1,531)	(1,273)

	16,031	12,148

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Composition of foreign currency denominated debt by currency

	As of December 31,
	2008	2007

Currencies:
United States dollars	11,388	9,439
Japanese Yen	630	598
Euro	69	85
Other	46	64

	12,133	10,186

•	Maturities of the principal of long-term debt

The long-term portion at December 31, 2008 becomes due in the following years:

2010	2,388
2011	4,004
2012	1,919
2013	1,444
2014	1,326
2015 and thereafter	4,950

16,031

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(b)	Long-term debt (Continued)

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31,
	2008	2007

Foreign currency
6% or less	7,721	4,280
Over 6% to 8%	2,175	3,285
Over 8% to 10%	2,178	2,410
Over 10% to 12%	42	125
Over 12% to 15%	17	86

	12,133	10,186

Local currency
6% or less	786	469
Over 6% to 8%	563	-
Over 8% to 10%	201	995
Over 10% to 12%	3,848	1,722
Over 12% to 15%	31	49

	5,429	3,235

	17,562	13,421

•	Structured finance of exports

Petrobras and Petrobras Finance Ltd. - PFL have certain contracts (Master Export Contract and Prepayment Agreement) between themselves and a special purpose entity not related to Petrobras, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil and other products acquired from Petrobras.

As at December 31, 2008, the balance of export prepayments amounted to US$348 in non-current liabilities (US$398 as of December 31, 2007) and US$75 in current liabilities (US$68 as of December 31, 2007).

•	US$899 Global Notes issue - Petrobras International Finance Company - (“PifCo”)

On October 06, 2006, PifCo issued Global Notes to the amount of US$500. The notes have an effective rate of 6.185% per annum and a ten-year term. The Global Notes were offered at 99.557% of the face value with a stated of 6.125% per annum. PifCo used the proceeds from this issuance principally to repay trade-related debt.

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$399 (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6.125% p.a. to the amount of US$399. The securities constitute a single, fungible issuance with the US$500

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(b)	Long-term debt (Continued)

issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$56 as a result of the offering to exchange the securities. The transaction has been treated as an exchange for financial reporting purposes and accordingly, the US$56 are amortized to interest expense over the life term of the notes in accordance with the effective interest method. As of December 31, 2008 and 2007, the Company had an outstanding balance of net premiums on reissuance that amounted to US$13 and US$22, respectively.

•	US$1,750 Global Notes issue - PifCo

On November 01, 2007 Petrobras, through its wholly-owned subsidiary Petrobras International Finance Company (PifCo) concluded its bond issue of US$1,000 in senior debt, unsecured Global Notes on the international market, due March 01, 2018, with the following characteristics: (i) coupon of 5.875% p.a.; and (ii) issue price of 98.612%. Interest will be paid on March 01 and September 01 of each year, with the first payout due March 01, 2008.

On January 11, 2008, PifCo issued Senior Global Notes of US$750 that constitute a single issue fungible with the US$1,000 launched on November 1, 2007, amounting to US$1,750 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

(c)	Loans to Petrobras Netherlands BV (“PNBV”)

•	On September 12, 2007 the subsidiary Petrobras Netherlands BV (PNBV) signed a loan agreement with Banco Bilbao Vizcaya Argentaria (BBVA) for the amount of US$200, with interest of 5.94% p.a. and a term of four years.

In addition, PNBV contracted a line of credit with Banco Santander Overseas Bank, Inc. - Santander for up to US$300. The term is for one year and may be extended for up to two years in the full amount, and partially, for the full term of six years. The rate of interest charged is 5.30% p.a.

•	On January 02, 2008, PNBV signed an offshore loan agreement with Société Générale for the amount of US$85, with interest of 5.10% p.a. and a term of five years.

•	In addition, on January 24, 2008, PNBV signed an offshore trade-related loan agreement with Banco Bilbao Vizcaya Argentaria S.A. for the amount of US$100, with interest of 3.96% p.a. and a term of four years.

•	PNBV contracted a credit facility of up to US$200 from Santander Overseas Bank. Inc - SANTANDER. On June 25, 2008, the subsidiary used the funds available. The initial term of the credit facility is one year, renewable for the full amount for up to three years, with interest of 4.12% p.a.

•	PNBV contracted financing from Banco BNP Paribas in the amount of US$204, including political and commercial risk insurance from SACE S.P.A. in the amount of US$4. Contractual expenses were paid in the amount of US$1. The term will be for 12 years and the contracted rate of interest was 2.60% p.a.

It also contracted financing from Export Development Canada (EDC) and Sumitomo Mitsui Banking Corporation (SMBC), Mizuho Corporate Bank Ltd. (MHCB) and the Bank of Tokyo-Mitsubishi Ufj Ltd.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(c)	Loans to Petrobras Netherlands BV (“PNBV”) (Continued)

(BMTU), in the amount of US$500 (discounting loan expenses of US$2) and ¥75,142 million, equivalent to US$837 (the loan and insurance expenses total ¥3,730 million, equivalent to US$41), with maturities of 12 and 10 years. The contracted interest rates were 4.74% p.a. and 1.59% p.a., respectively.

The financing from BNP is earmarked for financing of corporate expenses of PNBV. The other financings are earmarked for the settling of loans from Braspetro Oil Services Company (Brasoil).

Additionally, on October 3 and December 1, 2008, PNBV renewed lines of credit with Santander Overseas Bank, Inc (SANTANDER) in the amounts of US$75 and US$200, whose term will be one year, which may be fully renewed for one more year, and partially for the final term of six years. The contracted interest rates were 3.62% p.a. and 3.11% p.a. respectively.

(d)	Notes - PESA

On May 07, 2007, Petrobras Energía S.A. (PESA), a company indirectly controlled by Petrobras, issued notes amounting to US$300 with a term of 10 years and 5.875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentinean and in the International market.

(e)	Platform P-56 construction project

On October 30, 2007, Petrobras signed an agreement with FSTP Consortium (Keppel Fels and Technip) for the construction of the P-56 semi-submersible platform to allow production to be anticipated at Module 3 of the Marlim Sul field, worth approximately US$677 (R$1,200 million), including the platform’s engineering, supply, construction and assembly (hull and process plant) services.

(f)	Credit facility agreement to finance exports

On October 03, 2007, Petrobras contracted a credit facility of US$282 with the Banco do Brasil. The transaction was ensured by an Export Credit Note (NCE), the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan.

This transaction marks the return of Petrobras to credit facility contracting in the local market and was negotiated with the following terms:

•	Term: 2 years, with settlement of the principal and interest at the end of the term;

•	Interest rate: 96.2% of the CDI;

•	Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

•	Exemption of IOF tax; and

•	Waiver of guarantees.

On March 17 and 26, 2008, Petrobras contracted a credit facility of US$435 and US$289, respectively, with the Banco do Brasil. The transaction was ensured by an Export Credit Note, the sole purpose of which is to

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(f)	Credit facility agreement to finance exports (Continued)

increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan and was negotiated with the following terms:

•	Term: 2 years and 3 years, with settlement of the principal and interest at the end of the term;

•	Interest rate: 95% of the CDI;

•	Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

•	Exemption of IOF tax on presentation of proof of the export operations; and

•	Waiver of guarantees.

On April 4 and 11, 2008 Petrobras took out financing of US$234 and US$948 from Banco do Brasil. The transaction was made viable through the issuing of Export Credit Notes (NCE), whose purpose is to increase the company’s exports of oil and oil products. This transaction was settled in advance on December 23, 2008 and re-contracted for the same amount initially negotiated in reais (US$171 and US$685, respectively), however with the following conditions:

•	Term: On January 12, 2011, with interest payable every 6 months and settlement of the principal at the end of the term;

•	Interest rate: 108.20% of the CDI + Flat fee of 2% (payment on January 9, 2009);

•	Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

•	Exemption of IOF tax on presentation of proof of the export operations; and

•	Waiver of guarantees.

(g)	Advance on Export Contracts - ACC

On October 23, 2008, Petrobras negotiated an Advance on Export Contracts - ACC with Banco do Brasil in the amount of US$300. This advance was negotiated with the following conditions:

•	Term: 179 days, with maturity on April 20, 2009;

•	Interest rate: 6.30% p.a. With payment on April 20, 2009; and

•	Exemption from IOF (Tax on Financial Operations) and income tax (IR) provided that the exports are made.

On December 3, 2008, Petrobras negotiated an Advance on Export Contracts - ACC with Bradesco in the amount of US$200. This advance was negotiated with the following conditions:

•	Term: 360 days, with maturity on November 28, 2009;

•	Interest rate: 6.% p.a. With payment on November 28, 2009;

•	Exemption from IOF (Tax on Financial Operations) and income tax (IR) provided that the exports are made; and

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(g)	Advance on Export Contracts - ACC (Continued)

•	Early payment clause, with observance of exchange legislation and payment of the costs inherent to early payment.

(h)	Bank Credit Certificate

On October 31, 2008, Petrobras took out a loan (Bank Credit Certificate) from Caixa Econômica Federal (CEF) in the amount of US$1,057. The objective of the loan is to reinforce the Company’s working capital. This loan was negotiated with the following conditions:

•	Term: 180 days, principal and charges with amortization in a single payment at the end of the term;

•	Interest rate: 104% of the CDI Over;

•	Levying of IOF; and

•	A clause for extraordinary amortization and early liquidation. The Company may make extraordinary payments at any time to amortize the debt, in addition to making early liquidation.

On December 22, 2008, Petrobras negotiated with Caixa Econômica Federal (CEF) an amendment and renewal of the bank credit certificate of US$677. This transaction was negotiated with the following conditions:

•	Term: 760 days, with payment of the charges each quarter and the principal at the end of the term;

•	Rate of interest: 110% of CDI Over;

•	Levying of IOF; and

•	Due to the additional loan and the payment of the financial charges on the loan granted previously, the parties consolidated the total amount lent into US$1,543.

(i)	Program for Modernization and Expansion of the Fleet (PROMEF)

In 2007 Transpetro signed agreements for conditioned purchase and sale with three Brazilian shipyards for the construction of 23 tankers, in the amount of US$2,232. These funds were raised from BNDES with the following conditions:

Ships			US$
Qty	Type	Shipyard	Amount	Rate of interest	Term

10	Suezmax	Estaleiro Atlantico Sul S.A.	1,054		20 years and a
5	Aframax	Estaleiro Atlantico Sul S.A.	542	TJLP + 2.5%	grace period of 48
4	Tank/Product	Estaleiro Mauá - Petro UM S.A.	270	p.a.	months as from
4	Panamax	EISA - Estaleiro Ilha S.A.	366		the first drawdown

In the period from July to December 2008, Transpetro made payments referring to the advances in the total amount of US$7, as follows:

•	US$6 Funds financed by BNDES/Transpetro (36% of the price of the ship);

•	US$1 Transpetro’s own funds (5% of the price of the ship).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(i)	Program for Modernization and Expansion of the Fleet (PROMEF) (Continued)

During fiscal year 2008 Estaleiro Atlântico Sul recorded financial movement in the total amount of US$72, the financing of which by BNDES will be passed on to Transpetro, after the signing of the “DELIVERY AND ACCEPTANCE INSTRUMENT” for the ship, distributed as follows:

•	US$8 The shipyard’s own funds (8% of the price of the ship);

•	US$64 Funds financed by BNDES/Shipyard (46% of the price of the ship).

(j)	Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by Alberto Pasqualini - REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures were issued in order to expand and modernize REFAP’s industrial facilities and to raise its oil processing capacity from 20,000 m3/day to 30,000 m3/day, in addition to increasing the portion of national oils being processed.

The issue was made under the following terms: up to December 30, 2006, amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; and 10% of the debentures shall be subscribed by BNDES Participações S.A. (BNDESPAR) at the interest rate of the BNDES’ basket of currencies + 2.3% p.a.

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278. On December 19, 2006 was made available the remaining amount of US$113. In May 2008, REFAP made a second issue with similar characteristics in the total amount of US$217, and raised US$23 in 2008. The balance at December 31, 2008 was US$314, with US$52 in current liabilities.

(k)	Raising of funds for the international segment

In fiscal year 2008 the subsidiaries of Petrobras abroad raised funds in the amount equivalent to US$1,181, basically to finance working capital and projects associated with the activities of exploration and production of oil and gas.

The most significant funds were raised by the following companies, indirect subsidiaries of Petrobras:

Refinaria Nansei Sekiyu K.K. - It raised short-term funding in the total amount of US$472, through Sumitomo Mitsui Bank, Mizuho Bank, Bank Tokyo of Mitsubishi and Development Bank Japan, with average maturity of 320 days at an average rate of 1.09% p.a. + spread from 0.5% p.a. to 1.0% p.a. and long-term funding in the amount of US$7, basically to finance the company’s working capital;

Petrobras Energia S.A. - It raised long-term funding in the amount of US$44, and short-term funding in the amount of US$353, through Banco HSBC, Banco Rio, Itaú, BBVA, Banco Ciudad, ABN Amro Bank, Banco do Brasil and Banco Santander, mainly through advances on export contracts (ACC) and exchange contracts (ACE), aiming at maintaining the company’s working capital and replacing inventories. The long-term operations have final maturity in 2015 and an average interest rate between 6% p.a. and 10% p.a. was made available.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(k)	Raising of funds for the international segment (Continued)

P&M Drilling raised long-term funding through Sumitomo Mitsui Banking, in the amount of US$98, with maturity in 2010. The interest rates range from 3.625% p.a. to 3.9375% p.a. Its purpose is to finance the building of the sonar ship PETROBRAS 10000.

(l)	Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed.

On account of a guarantee agreement issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were signed, which had as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian Treasury until the settlement of the obligations guaranteed by the Federal Government. This debt had an outstanding balance of US$292 and US$330 at December 31, 2008 and 2007, respectively.

In guarantee of the debentures issued, REFAP has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate - CDI. REFAP has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

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

At December 31, 2008 and 2007, Gaspetro had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of Gaspetro responsible for the operation of the pipeline.

(m)	Lines of credit

At December 31, 2008 and 2007, the Company had fully utilized all available lines of credit for the purchase of imports. Outstanding lines of credit at December 31, 2008 and 2007 were US$1,132 and US$1,351, respectively. Lines of credit are included in short-term debt and long-term debt.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.	Financings (Continued)

(m)	Lines of credit (Continued)

13.	Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the years ended at December 31, 2008, 2007 and 2006 are shown as follows:

	Year ended December 31,
	2008	2007	2006

Financial expenses
Loans and financings	(1,320)	(1,258)	(1,076)
Project financings	(314)	(608)	(370)
Capitalized interest	1,450	1,703	1,001
Leasing	(41)	(79)	(105)
Losses on derivative instruments (Note 20)	(425)	(267)	(481)
Repurchased securities losses	(35)	(38)	(160)
Other	(163)	(130)	(149)

	(848)	(677)	(1,340)

Financial income
Investments	639	824	566
Clients	129	231	231
Government securities	78	70	79
Advances to suppliers	22	26	27
Gains on derivative instruments (Note 20)	636	119	38
Other	137	280	224

	1,641	1,550	1,165

Monetary and exchange variation	1,584	(1,455)	75

	2,377	(582)	(100)

14.	Project Financings - (Variable Interest Entities - “VIE’s”)

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The VIE’s associated with the project finance projects are consolidated based on FIN 46(R).

The Company’s is the primary beneficiary of the VIE’s due to the finance lease arrangements. The VIE’s are the lessors and the Company is the lessee. At the conclusion of the leased term, the Company will have the option to purchase the leased assets or all the common stock from the VIE’s. All risks associated with the use and development of the leased assets rely on the Company. The Company’s payments funds the VIE’s thirty party debt and return on equity payments. The Company’s variable interest in these VIE’s, the financial lease arrangement, will absorb the majority of expected losses and receive a majority of the expected residual returns.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14.	Project Financings - (Variable Interest Entities - “VIE’s”) (Continued)

term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at December 31, 2008 and 2007:

	As of
	December 31,
	2008	2007

Transportadora Gasene	1,640	1,212
Transportadora Urucu Manaus (1)	1,073	1,008
CDMPI - PDET On Shore	904	510
PDET Off Shore	887	889
Charter Development - CDC (3)	765	760
Companhia Locadora de Equipamentos Petrolíferos - CLEP (2)	751	859
Barracuda/Caratinga	602	1,004
Cabiúnas	524	666
Other	398	226
Repurchased securities (2)	(749)	(856)

	6,795	6,278

Current portion of project financings	(1,780)	(1,692)

	5,015	4,586

(1)	Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.

(2)	As of December 31, 2008 and December 31, 2007, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$749 and US$856, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of project financings.

(3)	Charter Development - CDC is responsible for Marlim Leste (P-53 project).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14.	Project Financings - (Variable Interest Entities - “VIE’s”) (Continued)

The Company has received certain advances amounting to US$316 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At December 31, 2008, the long-term portion of project financings becomes due in the following years:

2010	529
2011	878
2012	335
2013	335
2014	384
2015 and thereafter	2,554

5,015

As of December 31, 2008, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Transportadora Gasene	569
REVAP	200
Codajás	123
Charter Development - CDC	76

968

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14.	Project Financings - (Variable Interest Entities - “VIE’s”) (Continued)

The following summarizes the projects, their purposes, the guarantees and estimates investments of each project:

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E
Barracuda and Caratinga US$3,100	To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The SPE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.	Guarantee provided by Brasoil to cover BCLC’s financial requirements.	Operating.	US$1,386

Marlim US$1,500	Consortium with Companhia Petrolífera Marlim (CPM), which furnishes to Petrobras submarine equipment for oil production at the Marlim field.	70% of the field production limited to 720 days.	Operating. The exercise of the option for purchase of MarlimPar by Petrobras is expected for the first quarter of 2009.	US$313

Nova Marlim US$834	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which supplies submarine oil production equipment and refunds Petrobras for operating costs resulting from the operation and maintenance of field assets, by way of an advance already made to Petrobras.	30% of the field production limited to 720 days.	Operating.

CLEP US$1,250	Companhia Locadora de Equipamentos Petrolíferos - CLEP, furnishes assets related to oil production located in the Campos Basin through a lease agreement for the period of 10 years, and at the end of which period Petrobras will have the right to buy shares of the SPE or project assets.	Lease prepayments in case revenue is not sufficient to cover payables to the lenders.	Operating.	US$860

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14.	Project Financings - (Variable Interest Entities - “VIE’s”) (Continued)

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E
PDET US$1,180	PDET Offshore S.A. is the future owner of the Project assets whose objective is to improve the infrastructure to transfer oil produced in the Campos Basin to the oil refineries in the Southeast Region and to export. The assets will be leased to Petrobras until 2019.	All of the project’s assets will be pledged as collateral.	Operating.	US$873

Malhas - (NTN/NTS) US$1,110	Consortium formed by Transpetro, Transportadora Associada de Gás (TAG) former Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN supply assets related to natural gas transportation. TAG (a 100% Gaspetro subsidiary) supplies assets that have already been previously set up. Transpetro is the gas pipelines operator.	Prepayments based on transportation capacity to cover any consortium cash insufficiencies.	It has been operating since January 1, 2006. The Campinas-Rio stretch of the pipeline was completed on May 18, 2008, while the Catu-Carmópolis stretch is in its final stage.	NTN: US$722 NTS: US$931

CDMPI (Modernization of Revap) US$1,200	The objective of this project is to raise the Henrique Lage (Revap) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new national specifications and reducing pollution levels. To achieve this, the SPE Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was founded, which will construct and lease to Petrobras a Retarded Coking plant, a Coke Naphtha Hydrotreatment plant and related plants to be installed at this refinery. The Board of Directors has authorized a raise of investments in the amount of US$300.	Prepaid rental to cover any cash deficiencies of CDMPI.	Construction stage.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14.	Project Financings - (Variable Interest Entities - “VIE’s”) (Continued)

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E

Cabiúnas US$850	Project with the objective of increasing gas production transportation from the Campos Basin. Cayman Cabiunas Investment Co. Ltd. (CCIC), supplies assets to Petrobras under an international lease agreement.	Pledge of 10.4 billion m3 of gas.	Operating.	US$328

Gasene US$3,000	Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1.4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state.	Pledge of Credit Rights. Pledge of shares of the SPE.	Long-term financing signed with BNDES in December, 2007 in the amount equivalent to US$2,500, including funds transferred from the China Development Bank (CDB) in the amount of US$750. A loan obtained from BB Fund SPC of up to US$452 for construction of the gas pipeline with the issuing of US$210 in promissory notes in October 2006, and US$100 in December, 2008. The first stretch of the Gasene project, the Cabiúnas-Vitória gas pipeline, is operating since November 2008, while the second stretch, the Cacimbas-Catu pipeline, is in the construction stage.	US$595

Marlim Leste (P-53 Project - CDC) US$1,800	To develop production in the Marlim Leste field, Petrobras will use a Stationery Production Unit (UEP), P-53, to be chartered from Charter Development LLC, a company incorporated in the state of Delaware, U.S.A. The Bare Boat Charter agreement will be effective for a 15-year period counted from the date of signature.	All assets of the project will be given in guarantee.	Construction of the platform was concluded in September 2008. The project is operating since November 2008.	US$1,290

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14.	Project Financings - (Variable Interest Entities - “VIE’s”) (Continued)

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E
Amazônia (Codajás) US$1,400	Development of a project in the Gas and Energy area that includes the construction of a 385 km gas pipeline between Coari and Manaus, and a 285 km GLP pipeline between Urucu and Coari, both under the responsibility of Transportadora Urucu - Manaus S.A.; and the construction of a thermoelectric plant, in Manaus, with capacity of 488 MW through Companhia de Geração Termoelétrica Manauara S.A.	Pledge of Credit Rights. Pledge of shares of the SPE.	Long-term financing in the amount of US$1,406 was signed with BNDES in December 2007. A loan obtained from BB Fund SPC of up to US$565, for which US$415 in promissory notes has already been issued. The LPG pipeline is in the construction stage, while the branch lines of Aparecida and Mauá are in the contracting stage.	US$1,362

Mexilhão US$756	Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, located in the Santos Basin, in São Paulo State, which shall be held by Companhia Mexilhão do Brasil (CMB), responsible for obtaining the funds necessary to build such platform. Once built, the PMXL-1 will be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.	To be defined.	Obtaining of short-term funding, in the amount up to US$516, through issuing Promissory Notes acquired by the BB Fund. Obtaining of short-term funding, in the amount of US$226 in December, 2008, acquired from BNDES. Building of the assets is in progress.	US$503

Albacora US$170	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	Operating.	US$45

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14.	Project Financings - (Variable Interest Entities - “VIE’s”) (Continued)

VIE / Estimated		Main
investment	Purpose	guarantees	Current stage	PP&E
Albacora/Petros US$240	Consortium between Petrobras and Fundação Petros de Seguridade Social, which furnishes to Petrobras funds to finance oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	Operating.

PCGC US$134	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders.	Operating.	US$41

15.	Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2008, assets under capital leases had a net book value of US$679 (US$875 at December 31, 2007).

The following is a schedule by year of the future minimum lease payments at December 31, 2008:

2009	271
2010	230
2011	99
2012	31
2013	6
2014	6
2015 and thereafter	18

Estimated future lease payments	661

Less amount representing interest at 6.2% to 12.0% annual	(66)

Present value of minimum lease payments	595
Less current portion of capital lease obligations	(251)

Long-term portion of capital lease obligations	344

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits

(a)	Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of
	December 31, 2008			December 31, 2007
		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefits	Total	Benefits	Benefits	Total

Current liabilities
Defined-benefit plan	176	224	400	230	259	489
Variable Contribution plan	92	-	92	134	-	134

Employees’ postretirement projected benefits obligation	268	224	492	364	259	623

Long-term liabilities
Defined-benefit plan	1,786	4,001	5,787	4,678	6,639	11,317

Employees’ postretirement projected benefits obligation	2,054	4,225	6,279	5,042	6,898	11,940

Shareholders’ equity - Accumulated other comprehensive income
Defined-benefit plan	253	(404)	(151)	2,177	1,406	3,583
Variable Contribution plan	95	-	95	162	-	162
Tax effect	(118)	137	19	(795)	(478)	(1,273)

Net balance recorded in shareholders’ equity	230	(267)	(37)	1,544	928	2,472

(b)	Pension plan - Fundação Petrobras de Seguridade Social - Petros

The Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a private, legally separate nonprofit pension entity with administrative and financial autonomy.

The Petros plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and affiliated companies. The Petros Plan is now closed to new employees of the Petrobras system since September 2002, and as from July 1, 2007, the Company introduced a new private pension plan, Petros Plan 2.

In order to fund its objectives, Petros receives monthly contributions from the sponsoring companies and retired participants. With the most recent regulatory adjustments of the Plano Petros, the plan now receives from the sponsoring companies, instead of the 12,93% until then practiced on the payroll of the employees who are members of the plan, regular contributions in amounts equal to the amounts of the contributions of the employees and retired employees, in an equal way, amounts which represented, on average, 12% of the participating payroll.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

Additionally, Petros is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2008 year, benefits paid totaled US$932 (US$835 in 2007).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirement benefit reserves adjustments net of tax - pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 8 years at December 31, 2008, in accordance with the procedure established by SFAS 87.

The relation between contributions by the sponsors and participants of the Petros Plan, considering only those attributable to the Company and subsidiaries in the 2008 and 2007 financial years was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2009 respective to the pension plan approximates US$238, with total pension benefit payments in 2009 expected to be US$923.

According to Constitutional Amendment No. 20, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in SFAS 87), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans in the amount of US$2,483 updated retroactively to December 31, 2006 by the amplified consumer price index (IPCA) + 6% p.a., which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. On the same date, Petrobras used the balance of government securities in the amount of US$623 (US$670 at December 31, 2007), to settle part of the obligations with the Petros Plan, as set forth in the Term of Financial Commitment.

At December 31, 2008, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$1,850, of which US$36 matures in 2009.

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan’s regulations, in relation to the benefits, and in the closing of existing litigations.

At December 31, 2008, Petrobras had long-term National Treasury Notes in the amount of US$1,608 (US$1,907 at December 31, 2007), acquired to balance liabilities with Petros, which will be held in the Company’s portfolio and used as a guarantee for the Financial Commitment Agreement.

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In fiscal year 2008, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$267.

Petrobras and the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

Plan assets

Plan assets are invested primarily in government securities, investment funds, equity instruments and properties.

The table below describes the types of plan assets:

	As of December 31,
	2008		2007
	Defined-	Variable	Defined-	Variable
	Benefits	Contribution	Benefits	Contribution

Government securities	43%	-	41%	-
Investments funds	38%	92%	33%	100%
Equity instruments	12%	8%	20%	-
Other	7%	-	6%	-

	100%	100%	100%	100%

Petros provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties (see Note 14).

The investment portfolio of the Petros Plan and Petros 2 at December 31, 2008 was composed of: 70% of fixed income, with expected profitability of 7.37% p.a.; 24% of variable income, with expected profitability of 6% p.a.; and 6% of other investments (transactions with members, real estate and infrastructure projects), with expected profitability of 8% p.a., which resulted in an average interest rate of 7.02% p.a.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(b)	Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

Plan assets (Continued)

Plan assets include the following securities of related parties:

	As of December 31,
	2008	2007

Petrobras common shares	134	405
Petrobras preferred shares	219	602
Government controlled companies	112	129
Government securities	5,712	6,806
Securities of other related parties	103	172

	6,280	8,114

The Petros Plan has 43% of its investments in government bonds, of which 94% are represented by NTN-B, which through entailment with the Department of Supplementary Pensions, will be held until maturity.

(c)	Petrobras Internacional Braspetro B.V. - PIB BV

•	Petrobras Energía S.A. - PEPSA (including PESA)

Defined contribution plan

Supplementary Pension Plan for Personnel

In 2005, Petrobras Energia S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees, in accordance with the contribution specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the company makes, which at December 31, 2008 was equivalent to US$3 (US$2 at December 31, 2007).

Defined benefit plan

“Termination Indemnity” Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the company, according to a decreasing scale, according to the number of the years the plan has existed.

Compensating Fund

This benefit is available to all Pesa employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated in complement to the benefits awarded under these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(c)	Petrobras Internacional Braspetro B.V. - PIB BV (Continued)

Defined benefit plan (Continued)

In accordance with Pesa’s bylaws, based on a proposal made in the general meeting by the Board of Directors, the Company contributes to the fund up to a maximum amount equal to 1.5% of the net income each year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, Pesa may use these funds simply by notifying the trustee of this fact.

•	BNansei Sekiyu S.A.

Defined benefit pension plan

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefits plan, a defined benefit plans, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by the Sumitono Trust.

(d)	Other defined contribution plans

The subsidiaries Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees, such as: Petroquímica Triunfo S.A. and Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG).

(e)	Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

Petrobras and its Brazilian subsidiaries maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees (active and inactive) together with their dependents. Those plans are managed by the Company, with the employees contributing fixed amounts to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels, besides the Medicine Benefit, which provides special terms on the acquisition of certain medicines from participating drugstores, located throughout Brazil.

The Company’s commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The health care plan is not funded or otherwise collateralized by assets. Instead, the Company makes benefit payments based on costs incurred by plan participants.

For measurement purposes, a 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of SFAS 106. The annual rate was assumed to decrease to 4% from 2009 to 2037.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(e)	Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS) (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease

Effect on total of services and interest cost component	107	(67)
Effect on postretirement benefit obligation	553	(460)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(f)	Funded status of the plans

The funded status of the plans at December 31, 2008 and 2007, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	2008					2007
	Pension Plans			Health		Pension Plans			Health
	Defined-		Variable	Care		Defined-	Variable		Care
	Benefits (1)		Contribution	Benefits (2)		Benefits (1)	Contribution		Benefits (2)

Change in benefit obligation:
Benefit obligation at beginning of year	23,381		143	6,898		17,238	-		5,433
Service cost	235		49	108		205	31		102
Interest cost	2,257		21	668		2,018	7		631
Plan change	-		-	-		449	-		-
Actuarial loss (gain)	(3,783	) (4)	(45)	(1,812	)(4)	519	17		(207)
Benefits paid	(931)		(1)	(241)		(835)	-		(217)
Variable contribution new pension plan	-		-	-		-	136		-
Other	83		1	-		(15)	(67	) (3)	-
Gain on translation	(5,201)		(40)	(1,396)		3,802	19		1,156

Benefit obligation at end of year	16,041		128	4,225		23,381	143	(3)	6,898

Change in plan assets:
Fair value of plan assets at beginning of year	18,473		9	-		12,395	-		-
Actual return on plan assets	(194)		-	-		3,679	1		-
Company’s contributions	267		19	241		233	49		217
Employees’ contributions	188		19	-		166	19		-
Benefits paid	(931)		(1)	(241)		(835)	-		(217)
Other	768		-	-		(48)	(67	) (3)	-
Gain on translation	(4,492)		(10)	-		2,883	7		-

Fair value of plan assets at end of year	14,079		36	-		18,473	9	(3)	-

Funded status	(1,962)		(92)	(4,225)		(4,908)	(134)		(6,898)
Amounts recognized in the balance sheet consist of:
Current liabilities	(176)		(92)	(224)		(230)	(134)		(259)
Long-term liabilities	(1,786)		-	(4,001)		(4,678)	-		(6,639)

	(1,962)		(92)	(4,225)		(4,908)	(134)		(6,898)
Unrecognized net actuarial loss	(1,368)		(21)	(1,423)		1,728	16		1,381
Unrecognized prior service cost	1,621		116	1,019		449	146		25

Accumulated other comprehensive income	253		95	(404)		2,177	162		1,406

Net amount recognized	(1,709)		3	(4,629)		(2,731)	28		(5,492)

(1)	Includes Petros (Petrobras group companies), PEPSA and PELSA pension benefits obligations.

(2)	Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

(3)	Portion of the Plan’s defined contribution reclassified to permit comparison with the financial statements for 2008.

(4)	This gain is primarily due to the change of discount rate from 6% p.a. in 2007 to 7.17% p.a. in 2008.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(f)	Funded status of the plans (Continued)

Net periodic benefit cost includes the following components:

	2008			2007
	Pension Plans		Health	Pension Plans		Health
	Defined-	Variable	Care	Defined-	Variable	Care
	Benefits (1)	Contribution	Benefits (2)	Benefits (1)	Contribution	Benefits (2)

Service cost-benefits earned during the year	235	49	108	205	31	102
Interest cost on projected benefit obligation	2,257	21	668	2,018	7	631
Expected return on plan assets	(1,848)	(18)	-	(1,497)	(3)	-
Amortization actuarial loss	2	-	45	169	-	91
Amortization prior service cost	44	6	2	59	4	81
Gain on translation	(95)	(7)	(165)	59	6	73

	595	51	658	1,013	45	978
Employees’ contributions	(188)	(19)	-	(166)	(19)	-

Net periodic benefit cost	407	32	658	847	26	978

Changes in amounts recorded in accumulated other comprehensive income:

	2008			2007
	Pension Plans		Health	Pension Plans		Health
	Defined	Variable	Care	Defined	Variable	Care
	Benefits	Contribution	Benefits	Benefits	Contribution	Benefits

Accumulated other comprehensive income at beginning of year	2,177	162	1,406	3,110	-	1,495
Net actuarial loss/(gain)	(1,719)	(28)	(1,812)	(1,676)	15	(207)
Amortization of actuarial (loss)/gain	(2)	-	(45)	(169)	-	(91)
Net Prior service cost	-	1	-	449	136	-
Amortization of net prior service cost	(44)	(6)	(2)	(59)	(4)	(81)
Gain on translation	(159)	(34)	49	522	15	290

Accumulated other comprehensive income at end of year	253	95	(404)	2,177	162	1,406

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(f)	Funded status of the plans (Continued)

Components of Net Periodic Benefit Cost for next year:

Amounts included in accumulated other comprehensive income at December 31, 2008, that are expected to be amortized into net periodic postretirement cost during 2009 are provided below:

	Pension Plans		Health
	Defined	Variable	Care
	Benefits	Contribution	Benefits

Unrecognized net actuarial loss (gain)	(1,719)	(28)	(1,812)
Unrecognized prior service cost	-	1	-

The main assumptions adopted in 2008 and 2007 for the actuarial calculation are summarized as follows:

	2008		2007
		Health		Health
	Pension	Care	Pension	Care
	Benefits	Benefits	Benefits	Benefits

Discount rates	Inflation: 5% to 4% p.a. + 7.7% p.a.	Inflation: 5% to 4% p.a. + 7.7% p.a.	Inflation: 4% p.a.+ 6% p.a.	Inflation: 4% p.a. + 6% p.a.
Rates of increase in compensation levels	Inflation: 5% to 4% p.a. + 2.24% p.a.	Inflation: 5% to 4% p.a. + 2.24% p.a.	Inflation: 4% p.a.+ 2.4% p.a.	Inflation: 4% p.a. + 2.4% p.a.
Expected long-term rate of return on assets	Inflation: 5% p.a. + 7.02% p.a.	Not applicable	Inflation: 4% p.a. + 6.32% p.a.	Not applicable
Mortality table	AT 2000*	AT 2000*	AT 2000 *	AT 2000*

(*)	Segregated by sex (male and female).

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.	Employees’ Postretirement Benefits and Other Benefits (Continued)

(f)	Funded status of the plans (Continued)

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable.

(g)	Cash contributions and benefit payments

In 2008, the Company contributed US$286 to its pension plans. In 2009, the Company expects contributions to be approximately US$230. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension Plans		Health
	Defined	Variable	Care
	Benefits	Contribution	Benefits

2009	921	2	211
2010	1,010	3	238
2011	1,107	4	266
2012	1,214	6	294
2013	1,326	9	327
Subsequent five years	8,535	85	2,140

17.	Shareholders’ Equity

(a)	Capital

The Company’s subscribed and fully paid-in capital at December 31, 2008 and 2007, consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split discussed below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been adjusted to reflect the result of the share split.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17.	Shareholders’ Equity (Continued)

(a)	Capital (Continued)

On May 11, 2007, the Board of Directors approved the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares (ADS’s) from 4 (four) shares for each ADS to 2 (two) shares for each ADS. This change came into effect on July 2, 2007. All per ADS information in the accompanying financial statements and notes has been adjusted to reflect the result of the change in the ratio of underlying shares issued in the Company’s name and the ADS’s.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

Shareholders at the Extraordinary General Meeting held June 01, 2006, approved the incorporation of shares in Petroquisa by Petrobras, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies. The Board of Directors of the Company approved the issue of 886,670 preferred shares of the Company in connection with the incorporation of shares in Petroquisa by Petrobras.

On December 15, 2006, pursuant to article 29, section II of the Company By-laws, the Board of Directors authorized the buyback of up to 91,500,000 of the preferred shares in circulation for future cancellation, using funds from the profit reserves.

The authorized timeframe for the repurchase expired in 2007 and the buyback option had not been exercised.

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law No 6404/76.

At an Extraordinary General Meeting held together with the Ordinary General Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$20,816 (R$52,644 million) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,647 (R$3,372 million), and of statutory reserve, in the amount of US$492 (R$1,008 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law No. 6.404/76.

At an Extraordinary General Meeting held together with the Ordinary General Meeting, on April 3, 2006, the shareholders’ of the Company approved an increase in the Company’s capital to US$18,677 (R$48,248 million) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,976 (R$15,012 million), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6,404/76.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17.	Shareholders’ Equity (Continued)

(b)	Dividends and interest on shareholders’ equity (Continued)

January 1, 1996, amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$158 in dividends during the year ended December 31, 2008 (2007 - US$778, 2006 - US$760). No withholding tax is payable on distributions of dividends made since January 1, 1996.

The Company provides either for its minimum dividends or for the total interest on shareholders’ equity where the tax benefit has been recognized as of December 31.

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the non-current interest tax (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$4,589 in interest on shareholders’ equity during the year ended December 31, 2008 (2007 - US$3,225, 2006 - US$2,453).

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, and generated an income tax and social contribution credits of US$995 (US$998 in 2007, and US$994 in 2006) (see Note 3).

The proposal for 2008 dividends that is being submitted by the Petrobras Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on April 08, 2009, in the amount of US$4,242, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on capital, already approved by the Board of Directors.

The dividends and the portion of the interest on shareholders’ equity will be paid on a date to be established by the Ordinary General Meeting of Shareholders. These amounts will be monetarily restated from December 31, 2008, to the initial date of payment, according to the variation in the SELIC rate.

On April 04, 2008, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2007, in the amount of US$3,715, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2007 to the initial date of payment.

The remaining balance of dividends relating to the financial year of 2007, approved by the Ordinary General Meeting held on April 04, 2008, in the amount of US$495 (after deducting those distributed earlier to shareholders on January 23, March 31 and April 30, 2008, in the amount of US$3,220), were paid out to shareholders on June 03, 2008.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s By-laws.

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amounting to US$3,693, including interest on shareholders’ equity, for which US$2,052 were made available to the shareholders on January 04, 2007, based on the share position as of October 31, 2006, US$923 was provided on March 30, 2007, based on the share position as of December 28, 2006, and the remaining balance

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17.	Shareholders’ Equity (Continued)

(b)	Dividends and interest on shareholders’ equity (Continued)

of US$718, were provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

These dividends were restated according to the Selic interest rate from December 31, 2006, to May 17, 2007, the payment date.

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2008, the Company had appropriated all such retained earnings.

In addition, at December 31, 2008, the undistributed reserve in appropriated retained earnings, amounting to US$12,123, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

(c)	Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2008	2007		2006

Net income for the year	18,879	13,138		12,826
Less priority preferred share dividends	(749)	(813)		(577)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(1,027)	(1,115)		(791)

Remaining net income to be equally allocated to common and preferred shares	17,103	11,210		11,458

Weighted average number of shares outstanding
Common/ADS	5,073,347,344	5,073,347,344	(**)	5,073,347,344	(**)
Preferred/ADS	3,700,729,396	3,700,729,396	(**)	3,699,806,288	(**)

Basic and diluted earnings per share
Common and preferred	2.15	1.50	(**)	1.46	(**)
Basic and diluted earnings per ADS	4.30	3.00	(**)	2.92	(*)(**)

(*)	Restated for the effect of the change in the ratio of underlying shares issued in the Company’s name and the American Depositary Shares on July 2, 2007.

(**)	Considers effect of 2 for 1 stock split that occurred on April 25, 2008.

(d)	Capital reserves

•	AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17.	Shareholders’ Equity (Continued)

(d)	Capital reserves (Continued)

•	Fiscal incentive reserve

This reserve consists of investments in tax incentives, arising from allocations of part of the Company’s income tax. It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to December 31, 2008, this incentive amounted to US$219 (US$712 on December 31, 2007), which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations and has been accounted for under the flow through method.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

The donations and subsidies for investment recorded in the accounting up to December 31, 2007 will be maintained until they have been totally used.

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

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. The destination of net income for the year ended December 31, 2006, includes retention of profits of US$8,004 with a US$7,775 amount, arising from net income for the year, and the US$229 retaining earnings remaining balance. This proposal was intended to partially meet the annual investment program established in the 2007 capital budget, ad referendum of the General Shareholders’ Meeting of April 2, 2007.

The destination of net income for the year ended December 31, 2007, includes retention of profits of US$7,954 with a US$7,951 amount, arising from net income for the year, and the US$3 retaining earnings remaining balance. This proposal was intended to partially meet the annual investment program established in the 2008 capital budget, ad referendum of the General Shareholders’ Meeting held on April 4, 2008.

The destination of net income for the year ended December 31, 2008, includes retention of profits of US$10,790 with a US$10,175 amount, arising from net income for the year, and the US$615 retaining earnings remaining balance. This proposal is intended to partially meet the annual investment program established in the 2009 capital budget, ad referendum of the General Shareholders’ Meeting to be held on April 8, 2009.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

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

18.	Domestic and International Acquisitions

(a)	Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Corporation’s goodwill is not amortized, but is tested for impairment at a reporting unit level, which is an operating segment or one level below an operating segment. The Company conducts its annual goodwill impairment review in the fourth quarter of each year and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

Goodwill impairment encompasses a two step approach. In the first step the Company compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value is lower than the carrying amount including goodwill, there is an indication of impairment loss that is measured by performing the second step. In the second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition of the reporting unit. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to the reporting unit’s assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill for the reporting unit, and the recorded amount is written down to the hypothetical amount, if lower.

During the fourth quarter of 2008, the Company recorded a goodwill impairment of US$223 in Petrobras’ indirect subsidiary in United States, Pasadena Refining System, that encompasses a refinery and a trading company. The primary factors for the goodwill impairment were: (a) a decline in the price of crude oil and oil products (b) a gross margin decrease of refined products in the wholesale market, and (c) a decrease in the demand for refined products.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18.	Domestic and International Acquisitions (Continued)

(a)	Goodwill (Continued)

•	Change in the balance of goodwill for the years ended December 31, 2008 and 2007:

Balance as of December 31, 2006	243

USA trading and refining companies	223
Utilization of tax loss carryforwards	(168)
Cumulative translation adjustment	15

Balance as of December 31, 2007	313

Goodwill from PIB BV	50
Goodwill impairment of Pasadena Refining System	(223)
Cumulative translation adjustment	(22)

Balance as of December 31, 2008	118

(b)	Acquisition of Japanese Refinery and other assets

On November 09, 2007, Petrobras signed a share purchase agreement to buy 87.5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS) from TonenGeneral Sekiyu Kabushiki Kaisha (TGSK), a subsidiary of ExxonMobil for an amount of approximately US$50. The acquisition includes a refinery with a capacity of 100,000 bpd, which refines light oil and produces high quality oil products. It also comprises an oil and oil products terminal with a storage capacity of 9.6 million barrels, three piers with a capacity to receive ships laden with up to 97,000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carriers (VLCC) of up to 280,000 dwt.

The transfer of the share control took place in April 2008. Due to immateriality, pro forma information has not been presented.

(c)	Incorporation of a biofuels company - Petrobras Biocombustível S.A.

With the creation of the subsidiary Petrobras Biocombustível S.A. on June 16, 2008, Petrobras took advantage of the business opportunity arising from the increase in the worldwide demand for biofuels and also strengthened its position as a company committed to the environment and social development. In addition to contributing to a reduction in global warming, biofuels help generate employment and income in rural areas with the use of family agriculture in the production of the raw materials.

•	UBiodiesel refineries

On July 29, 2008, Petrobras’ first refinery for commercial production of biodiesel was inaugurated in Candeias in the state of Bahia. Usina de Quixadá in the state of Ceará was inaugurated on August 20, 2008, and in January 2009, Usina de Montes Claros in the state of Minas Gerais entered into production. The three refineries have the same production capacity, totalling 170 million liters per year. In 2008, the refineries that had been inaugurated were operated by Petróleo Brasileiro S.A. - Petrobras, while Petrobras Biocombustível S/A was awaiting definition of certain regulatory questions involving authorization to start production, issued by the Brazilian Agency for Petroleum, Natural Gas and Biofuels (ANP). This authorization was granted on January 8, 2009.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18.	Domestic and International Acquisitions (Continued)

(c)	Incorporation of a biofuels company - Petrobras Biocombustível S.A. (Continued)

•
UBiodiesel refineries (Continued)

The implementation of the three refineries is accompanied by a program for development of the regional agricultural market, which will supply the raw material for the production of biodiesel. Thus there will be an increase in the creation of employment and income, always observing entrepreneurial, social and environmental sustainability. The Company follows the premises of the National Program for Production and Use of Biodiesel and is committed to obtaining the Fuel Seal, which has already been awarded to the Candeias and Quixadá refineries and which the Montes Claro refinery is in the final stage of obtaining.

In the first quarter of 2009, Petrobras Biocombustível will deliver the volume negotiated in ANP’s 12th auction, totalling 14.5 millions liters from the three biodiesel refineries.

•	International agreement for encouraging development of family agriculture

Petrobras Biocombustível, GTZ (German Technical Cooperation) and Empresa de Assistência Técnica e Extensão Rural do Estado do Ceará (Ematerce) entered into an agreement that will extend the providing of technical assistance services to family farmers that provide raw material to the Quixadá Refinery in the state of Ceará.

This partnership will increase the support for social organization and strengthening of family agriculture in the state of Ceará in a sustainable way. In all there will be 47 technical professionals and consultants provided by the three partners, who will carry out the activities established by this agreement for a period of two years, benefiting around eight thousand family farmers from the hinterland (Sertão Central) of Ceará, of the Quixadá region.

GTZ - a German government owned company that manages technical cooperation projects in partnership with public and private institutions in various parts of the world - will contribute with its experience in supporting family agriculture.

•	UBioenergy Complexes

Steps have been initiated for transfer of the shareholding interest of Petróleo Brasileiro S.A. - Petrobras in the company Participações em Complexos Bioenergéticos S.A. - PCBIOS to Petrobras Biocombustível S.A.

PCBIOS is a closely held joint stock company incorporated under prevailing law in Brazil, formed by Petrobras and Mitsui & Co. with a 50% shareholding interest each, whose corporate purpose is to hold interests in bioenergy complexes as a shareholder, or in any other company or undertaking in Brazil, especially for investment in companies set up for the development of bioenergy projects.

(d)	Acquisition of distribution interests in Chile

On August 07, 2008, Petrobras signed an agreement to purchase ExxonMobil’s interest in Esso Chile Petrolera and in other associated Chilean companies.

The agreement encompasses the retail, industrial and aviation fuels businesses (ExxonMobil’s chemical, lubricants and special products businesses in Chile are not included in the agreement) and the transfer of control is scheduled to take place in the second quarter of 2009, together with the payment of approximately US$400. Due to immateriality, pro forma information has not been presented.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18.	Domestic and International Acquisitions (Continued)

(e)	Acquisition in Argentina

On September 29, 2008, was concluded the acquisition by PESA in Argentina of 25.67% of the assets of the Sierra Chata blocks, already producing natural gas, and of 52.37% of the assets of Parva Negra, in the exploration stage, from ConocoPhilips for the total amount of US$77, increased primarily of changes in working capital. Due to immateriality, pro forma information has not been presented.

(f)	Acquisition option of the remaining 50% of Pasadena refinery

In a preliminary decision handed down on October 24, 2008, in the arbitration process between Petrobras America Inc. and others (“PAI”) and Astra Oil Trading NV and others (“ASTRA”), which is in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA with respect to PAI of the remaining 50% of the shares of ASTRA in Pasadena Refinery Systems Inc. (“PRSI”), a company which holds interests in Refinaria de Pasadena, and in its related trading company, both with operational offices in Texas, was considered valid. The decision also determined as valid the exercise of the sale option, by its affiliated companies, of PRSI Trading Company LP, a company set up for trading, selling and distributing crude oil and products refined by the refinery.

The operating, management and financial responsibilities were transferred to PAI, based on this preliminary decision. However, the final price to be paid for these remaining shares will be defined in the final decision to be handed down in the arbitration, since the parties disagree with respect to the value to be attributed to the shares.

No business combination has been recorded as there was no transfer of shares, exchanges of consideration and transfer of effective control.

(g)	Acquisition of Juiz de Fora Thermoelectric Power Station

On October 04, 2007, Petrobras purchased from Energisa S.A. 100% of the shares of the Juiz de Fora Thermoelectric Power Station, a natural gas powered power station, with an installed power-generation capacity of 87 MW, and which has supply contracts to sell energy until 2022.

In addition, Petrobras Comercializadora de Energia Ltda. and Energisa S.A. entered into a contract for use of the rights to sell energy with the subsidiaries of Energisa in the Northeast of Brazil. The purchase price was US$119 (R$210 million). Due to immateriality, pro forma information has not been presented.

(h)	Refinaria Abreu e Lima

Refinaria Abreu e Lima S.A. was established on March 7, 2008, as a closely held joint stock company. The company has its head office at Complexo Industrial Portuário do SUAPE, in the municipality of Ipojuca in the State of Pernambuco and its corporate purpose is the construction and operation of an oil refinery, as well as refining, processing, trading, importing, exporting and transporting oil and oil products, correlated products and biofuels.

The start-up of operations is forecast for the second half of 2010, reaching full capacity in 2011. The investment in Refinaria Abreu e Lima will be US$4,050 and it will have the capacity to process 200,000 barrels of petroleum per day. Around 65% of the processed volume will be diesel oil, the fuel that is most consumed in Brazil. Kitchen gas (LPG), petrochemical naphtha and coke (a solid fuel used in

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18.	Domestic and International Acquisitions (Continued)

(h)	Refinaria Abreu e Lima (Continued)

ironworks, the cement industry, thermal electric power stations and the aluminum industry) will also be produced.

The project for the refinery is particularly advanced with respect to technology. This oil refinery will be the Petrobras’ first unit to process 100% heavy crude oil. In addition, it will have the capacity to produce oil products with low sulfur levels. Refinaria Abreu e Lima will start up its operations producing diesel with 50 ppm of sulfur and will be capable of producing diesel with 10 ppm of sulfur, the current European standard.

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

The Company currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require the Company to purchase a minimum of approximately 134,031 barrels per day at respective current market prices.

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$2,513 (US$2,984 in 2007). Out of this total, US$1,154 (US$1,302 in 2007) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$522 through December 31, 2008 (US$506 in 2007).

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed. The pipeline achieved an average throughput of 29.3 million cubic meters per day during 2008.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19.	Commitments and Contingencies (Continued)

(a)	Litigation (Continued)

that are considered probable and reasonably estimable. At December 31, 2008 and 2007, the respective amounts accrued by type of claims are as follows:

	As of December 31,
	2008	2007

Labor claims	50	58
Tax claims	81	149
Civil claims	220	155
Commercials claims and other contingencies	28	20

Total	379	382

Current contingencies	(23)	(30)

Long-term contingencies	356	352

As of December 31, 2008 and 2007, in accordance with Brazilian law, the Company had paid US$798 and US$977, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

Brasoil and Petrobras participate in several contracts relating to the conversion and acquisition of P-36 Platform, which suffered a total loss in 2001 accident. Under these contracts, Brasoil and Petrobras have committed to depositing any insurance reimbursement, in the amount of US$175, in case of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claim part of these payments is currently in progress in a London Court, since Brasoil and Petrobras understand to be entitled to such amounts in accordance with the distribution mechanism established in the contract.

At the current stage of the proceedings, Petromec, the contractual party involved, filed a claim against Brasoil and Petrobras in the amount of US$154 plus interest, on September 29, 2008. The defense for Brasoil and Petrobras should be filed in May 2009. The hearing of Petromec’s claim should take place in 2010.

Plaintiff: Porto Seguro Imóveis Ltda.

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a suit against Petrobras in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by Petroquisa in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that Petrobras, as the majority shareholder in Petroquisa, should be obliged to reinstate the “loss” caused to the net worth of Petroquisa, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14, 1997, that considered Petrobras liable with respect to Petroquisa for losses and damages in an amount equivalent to US$3,406.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

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

In performance of the decision published on June 05, 2006, the Company is now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal. If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be US$5,854. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at US$3,863, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$293 to Porto Seguro and US$1,171 to Lobo & Ibeas by means of attorney’s fees, however based on the opinion of its legal advisers, the Company does not expect to obtain an unfavorable ruling in this case and considers the risk of loss with respect to this lawsuit to be possible.

Plaintiff: The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ)

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3,339 people were eligible to claim indemnification.

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of US$472. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in that the decision had already been specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ, which presents a significant increase in the value of the damages, since in addition to having maintained the 10- year indemnification period, it increased the number of fishermen included in the claim. Special appeals were lodged against the decision by the Company, which is awaiting a hearing before the Superior Court of Justice (STJ). In accordance with the Company’s expert assistant calculation, the recorded amount of US$15 represents the award that will be set by the court at the end of the process. Based on its legal counsels’ opinion, the Company’s Management believes it is possible that the Company will not prevail in this case.

Plaintiff: Distribution Companies

The Company was sued in court by certain small oil distribution companies under the allegation that it does not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19.	Commitments and Contingencies (Continued)

(a)	Litigation (Continued)

Plaintiff: Distribution Companies (Continued)

Of the total amount related to legal actions of approximately US$312, up to December 31, 2008 some US$34 (US$45 in 2007) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

Plaintiff: IBAMA (Brazilian Institute for the Environment and Renewable Resources)

Failure to comply with the Settlement and Commitment Agreement (TAC) clause relating to Campos Basin of 08/11/2004 by continuing drilling without prior consent. The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The Company filed an administrative appeal which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2008, is US$56. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

(b)	Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$49 from the amounts disbursed by the Company is recorded as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 331 assessments amounting to US$155. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

(c)	Tax assessments

Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Income Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19.	Commitments and Contingencies (Continued)

(c)	Tax assessments (Continued)

Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels (Continued)

including monetary restatement for Petrobras as of December 31, 2008 is US$1,871. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) related to the Sinking of P-36 Platform. Trial court ruling against Petrobras. An appeal was lodged, which is pending judgment. Petrobras filed for a writ of mandamus and obtained an injunction that barred tax collection until the investigations determining the reasons causing the sinking of the platform have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment. With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and obtained an injunction suspending the collection of the tax. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$104 of II and US$47 of IPI. Based on its legal counsels’ advice, the Company has assessed risk of loss to be remote.

Plaintiff: Rio de Janeiro state finance authorities - ICMS Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with ICMS (Domestic value-added tax) related to the Sinking of P-36 Platform. ICMS - Sinking of Platform P-36. Lower court decision favorable to Petrobras Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the company was considered invalid. Awaiting publication of the court decision. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$331. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to Termorio equipments

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.

On August 15, 2006, the Company filed in the inspector’s department of the Federal Revenue Department of Rio de Janeiro a refutation against this tax deficiency notice, considering that the tax classifications that were made were based on a technical report of a renown institute. In a session on October 11, 2007, the First Panel of Judgment dismissed the tax assessment, prevailing over a judge who voted for partial granting. The inspector’s department of the Federal Revenue Department lodged an appeal with the Taxpayers’ Council, which has not yet been heard. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$277. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19.	Commitments and Contingencies (Continued)

(c)	Tax assessments (Continued)

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to Termorio equipments (Continued)

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain - CIDE

The Federal Revenue service filed a Tax Assessment against the Company due to non-payment in the period of March 2002 to October 2003 of the Contribution of Intervention in the Economic Domain - CIDE, the per-transaction tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2008 is US$474. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service

The Federal Revenue Service filed a Tax Assessment against the Company related to IRRF - Withholding Income Tax on remittances to pay for oil imports. The claim was accepted by the lower court. An Appeal was filed by the Federal Revenue Office to the Council of Taxpayers, which was accepted. Petrobras is awaiting notification in order to file a voluntary appeal. The maximum exposure including monetary restatement for Petrobras as at December 31, 2008 is US$308. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with 2003 late payment fine on payment made by voluntary admission of the corporate income tax and social contribution on net income. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure including monetary restatement for Petrobras as at December 31, 2008 is US$103. The Company assessed that it is more likely than not on the technical merits that the Company’s position will be sustained.

Plaintiff: State Revenue Service of Alagoas

Alagoas state finance authorities filed a Tax Assessment against the Company in connection with alleged issue of invoices for transfer on unprocessed natural gas (called “rich gas” by State Revenue Service of Alagoas) to the state of Sergipe at lower than market prices between 2000 and 2004. The lower court ruled the charge was correct. Petrobras filed a Voluntary which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2008, is US$47. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on naphtha import operations resold to Braskem. The lower court ruled, by a majority decision, that the charge was correct. Petrobras filed a voluntary appeal which is awaiting judgment. The maximum exposure for Petrobras,

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19.	Commitments and Contingencies (Continued)

(c)	Tax assessments (Continued)

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE (Continued)

including monetary restatement, as at December 31, 2008, is US$608. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on propane and butane import operations. The lower court considered the assessment to have grounds. Petrobras filed a voluntary appeal which is awaiting judgment. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2008, is US$78. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Agência Nacional de Petróleo (National Petroleum Agency, or ANP) - Special Participation in the Marlim Field

The governmental participation was established by the Brazilian Law on Oil No. 9,478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields.

The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Directive 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.

On August 16, 2006 the full Board of Directors of the ANP approved the report on the certification of the payment of the special participation in the Marlim field that established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of US$195 (R$400 million), relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.

Petrobras accepted the order of the ANP on the grounds that the new methodology would not be applied retroactively, thus ensuring compliance with constitutional principles such as legal security and perfect legal and paid the additional amount charged in accordance with the final decision of the highest level of the decision-making of the ANP - its Full Board of Directors.

On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution on August 16, 2006.

Petrobras filed a petition of writ of mandamus and obtained an injunction to suspend the charge of the differences with regard to the Special Participation mentioned in ANP Resolution No. 400/2007, until the legal proceedings, currently underway in the Federal Courts of Rio de Janeiro, are concluded.

The administrative collection, which had been suspended due to the injunction granted in a Writ of Security, was resumed due to the dismissal of the appeal by Petrobras. The company filed an appeal with the Civil Appeals Court and also filed for a temporary stage, both of which are awaiting a hearing by the Court.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19.	Commitments and Contingencies (Continued)

(c)	Tax assessments (Continued)

Plaintiff: Agência Nacional de Petróleo (National Petroleum Agency, or ANP) - Special Participation in the Marlim Field (Continued)

Question decided judicially. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2008, is US$1,366. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

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

PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$5,003 from 2000 to December 31, 2008 under this program. During the years ended December 31, 2008 and 2007 the Company made expenditures of approximately US$355 and US$567, respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$47. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19.	Commitments and Contingencies (Continued)

(d)	Environmental matters (Continued)

December 31, 2008, is US$48. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of US$56 (R$100 million) in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment. The maximum exposure including monetary restatement for Petrobras as of December 31, 2008, is US$91. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

(e)	Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2008:

2010	4,271
2011	3,705
2012	3,460
2013	2,794
2014	1,654
2015 and thereafter	3,012

Minimum operating lease payment commitments	18,896

The Company incurred US$2,983, US$2,683 and US$2,016, in rental expense on operating leases at December 31, 2008, 2007 and 2006, respectively.

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

In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive offices and the board of directors in aspects related to best corporate governance practices.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a)	Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The Company does not use derivatives contracts for speculative purposes.

The Company does not usually use derivatives to manage overall commodity price risk exposure, taking into consideration that the Company’s business plan uses conservative price assumptions associated to the fact that, under normal market conditions, price fluctuations of commodities do not represent a substantial risk to achieving strategic objectives.

The decision to do hedging or non-hedging derivatives are reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and approved by the board of directors, the derivative transactions should be carried out with the aim of protecting the company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the company’s risk exposures.

Outstanding derivatives contracts were entered into in order to mitigate price risk exposures from specific transactions, in which positive or negative results in the derivative transactions are totally or partially offset by the opposite result in the physical positions. The transactions covered by commodity derivatives are: certain cargoes traded from import and export operations and transactions between different geographical markets.

As a result of the Company’s current price risk management, the derivatives are contracted as short term operations, in order to accompany the time frames corresponding to the risk exposure. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the years ended December 31, 2008, 2007 and 2006, the Company entered into commodity non-hedging derivative transactions for 66.64%, 56.59% and 26.42%, respectively, of its total import and export trade volumes.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

(a)	Commodity price risk management (Continued)

The main parameters used in risk management for variations of Petrobras’ oil and oil product prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange and JP Morgan.

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of December 31, 2008, the Company had the following outstanding commodity derivative contracts that were entered into:

	Notional amount
	in thousands of bbl*
Commodity Contracts	As of December 31,
Maturity 2009	2008	2007

Futures and Forwards contracts	5,647	7,329
Options contracts	-	8,090

*	A negative notional amount represents a short position

**	The negative fair values were stated in liabilities and the positive fair values in assets. The amounts for 2007 are presented only for comparative purposes.

At December 31, 2008, the portfolio for commercial operations carried out abroad, as well as the derivatives for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$12.

(b)	Foreign currency risk management

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, the Company seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for the derivative.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

(b)	Foreign currency risk management (Continued)

The Company entered into an over the counter contract, not designated as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

The over the counter contract is reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of December 31, 2008, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Foreign Currency
Maturing in 2009%		Notional Amount

Forwards
Sell USD / Pay BRL		117

Average Contractual Exchange rate	1.8
		117

At December 31, 2008, the forward derivative contract presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$2.

Cash flow hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extend the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedged items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flows of the bonds issued in Yens.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

(b)	Foreign currency risk management (Continued)

As of December 31, 2008, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps		Notional Amount
Maturing in 2016%		(MM JPY)

Fixed to fixed		35,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15
		35,000

At December 31, 2008, the cross currency swap presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$26.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d)	Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2008.

	Asset Derivatives		Liability Derivatives
	2008		2008
In millions of dollars	Balance Sheet		Balance Sheet
As of December 31,	Location	Fair Value	Location	Fair Value

Derivatives designated as hedging instruments under SFAS 133
Foreign exchange contracts	Other current assets	47		-

Total		47		-
Derivatives not designated as hedging instruments under SFAS 133
Foreign exchange contracts	Other current assets		Other payables and accruals	2
Commodity contracts	Other assets		Other payables and accruals	7
Commodity contracts	Other current assets	69
Total		69		9

Total Derivatives		116		9

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d)	Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2007.

	Asset Derivatives		Liability Derivatives
	2007		2007
In millions of dollars	Balance Sheet		Balance Sheet
As of December 31,	Location	Fair Value	Location	Fair Value

Derivatives designated as hedging instruments under SFAS 133
Foreign exchange contracts	Other current assets	3		-

Total		3		-
Derivatives not designated as hedging instruments under SFAS 133
Foreign exchange contracts	Other current assets	2
Commodity contracts	Other assets	4	Other payables and accruals	46
Commodity contracts	Other current assets	9
Total		15		46

Total Derivatives		18		46

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2008.

				Amount of Gain or
			Amount of Gain or	(Loss) Recognized in
	Amount of Gain or	Location of Gain or	(Loss) Reclassified	income on derivative
Derivatives in	(Loss) Recognized in	(Loss) reclassified	from Accumulated	(Ineffective Portion
SFAS 133 - Cash	OCI on Derivative	from Accumulated	OCI into Income	and Amount Excluded
Flow Hedging	(Effective Portion)	OCI into Income	(Effective Portion)	from Effectiveness
Relationship	2008	(effective portion)	2008	Testing 2008

Foreign exchange contracts	(20)	Financial Expenses	(10)

	(20)		(10)	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

(d)	Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2007.

				Amount of Gain or
			Amount of Gain or	(Loss) Recognized in
	Amount of Gain or	Location of Gain or	(Loss) Reclassified	income on derivative
Derivatives in	(Loss) Recognized in	(Loss) reclassified	from Accumulated	(Ineffective Portion
SFAS 133 - Cash	OCI on Derivative	from Accumulated	OCI into Income	and Amount Excluded
Flow Hedging	(Effective Portion)	OCI into Income	(Effective Portion)	from Effectiveness Testing
Relationship	2007	(effective portion)	2007	2007

Foreign exchange contracts	3	Financial Expenses	(10)

	3		(10)	-

		Amount of Gain or
Derivatives Not Designated	Location of Gain or	(Loss) Recognized in
as Hedging Instruments	(Loss) Recognized in	Income on Derivative
under SFAS 133	Income on Derivative	2008

Foreign Exchange contracts	Financial income/expenses net	(32)
Commodity contracts	Financial income/expenses net	243

Total		211

		Amount of Gain or
Derivatives Not Designated	Location of Gain or	(Loss) Recognized in
as Hedging Instruments	(Loss) Recognized in	Income on Derivative
under SFAS 133	Income on Derivative	2007

Foreign Exchange contracts	Financial income/expenses net	14
Commodity contracts	Financial income/expenses net	(162)

Total		(148)

21.	Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.

(a)	Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil while substantially all of the Company’s revenues and net income are generated in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, the Petroleum and Alcohol account, trade receivables and futures contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21.	Financial Instruments (Continued)

(a)	Concentrations of credit risk (Continued)

and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2008 and December 31, 2007, the Company’s trade receivables were primarily maintained with large distributors.

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

The Company’s debt including project financing obligations, resulting from FIN 46(R) consolidation amounted to US$21,046 at December 31, 2008, and US$16,734 at December 31, 2007, and had estimated fair values of US$20,032 and US$17,845, respectively.

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2008, was:

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total

Assets
Marketable securities	1,665	-	-	1,665
Foreign exchange derivatives (Note 20)	-	47	-	47
Commodity derivatives (Note 20)	69	-	-	69
Other investments	76	-	-	76

Total assets	1,810	47	-	1,857

Liabilities
Commodity derivatives (Note 20)	7	2	-	9

Total liabilities	7	2	-	9

22.	Segment Information

The following segment information has been prepared in accordance with SFAS No. 131 - Disclosure about Segments of an Enterprise and Related information (“SFAS 131”). The Company operates under the following segments, which are described as follows:

•	Exploration and Production - This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities and transfers of natural gas to the Company’s Gas and Energy segment.

•	Supply - This segment includes the Company’s refining, logistic, transportation, exportation and the purchase of crude oil, as well as the purchase and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

•	Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

•	Gas and Energy - This segment currently encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

•	International - This segment represents the Company’s international Exploration and Production, Supply, Distribution and Gas and Energy activities conducted in 23 countries outside Brazil.

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

The main criteria used to record the results and assets by business segments are summarized as follows:

•	Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas;

•	Costs and expenses includes the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

•	Financial results are allocated to the corporate group;

•	Assets: covers the assets relating to each segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2008
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	Disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259
Investments in non-consolidated companies and other investments	171	1,168	474	1,142	166	77	-	3,198
Property, plant and equipment, net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719
Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

	As of December 31, 2008
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	817	1,275	243	141	238	(387)	2,327
Investments in non-consolidated companies and other investments	857	35	264	-	(14)	-	1,142
Property, plant and equipment, net	7,892	1,218	232	162	109	(272)	9,341
Non-current assets	708	64	68	51	1,472	(1,734)	629

Total assets	10,274	2,592	807	354	1,805	(2,393)	13,439

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2007
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153
Investments in non-consolidated companies and other investments	85	2,348	550	1,278	640	211	-	5,112
Property, plant and equipment, net	48,288	14,480	10,615	7,596	1,838	1,475	(10)	84,282
Non-current assets	1,622	665	1,507	659	326	6,741	(339)	11,181

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

	As of December 31, 2007
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	843	1,113	157	197	217	(343)	2,184
Investments in non-consolidated companies and other investments	889	39	309	21	20	-	1,278
Property, plant and equipment, net	6,100	1,070	219	182	149	(124)	7,596
Non-current assets	505	292	68	14	1,017	(1,237)	659

Total assets	8,337	2,514	753	414	1,403	(1,704)	11,717

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2008
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	973	69,318	7,627	10,024	30,315	-	-	118,257
Inter-segment net operating revenues	58,051	26,884	1,175	916	577	-	(87,603)	-

Net operating revenues	59,024	96,202	8,802	10.940	30,892	-	(87,603)	118,257
Cost of sales	(21,130)	(94,641)	(7,642)	(8,735)	(28,317)	-	87,600	(72,865)
Depreciation, depletion and amortization	(3,544)	(1,109)	(367)	(564)	(165)	(179)	-	(5,928)
Exploration, including exploratory dry holes	(1,303)	-	-	(472)	-	-	-	(1,775)
Impairment	(171)	-	-	(348)	-	-	-	(519)
Selling, general and administrative expenses	(419)	(2,486)	(483)	(788)	(1,425)	(1,972)	144	(7,429)
Research and development expenses	(494)	(151)	(40)	(3)	(8)	(245)	-	(941)
Employee benefit expense	-	-	-	-	-	(841)	-	(841)
Other operating expenses	(117)	(319)	(612)	(473)	(90)	(1,054)	-	(2,665)

Costs and expenses	(27,178)	(98,706)	(9,144)	(11,383)	(30,005)	(4,291)	87,744	(92,963)
Operating income (loss)	31,846	(2,504)	(342)	(443)	887	(4,291)	141	25,294
Equity in results of non-consolidated companies	-	(245)	103	71	49	1	-	(21)
Financial income (expenses), net	-	-	-	-	-	2,377	-	2,377
Other taxes	(37)	(64)	(53)	(126)	(11)	(142)	-	(433)
Other expenses, net	(152)	(143)	(212)	(107)	320	69	-	(225)

Income (Loss) before income taxes and minority interest	31,657	(2,956)	(504)	(605)	1,245	(1,986)	141	26,992
Income tax benefits (expense)	(10,764)	922	205	(213)	(406)	1,045	(48)	(9,259)
Minority interest in results of consolidated subsidiaries	138	38	76	10	-	884	-	1,146

Net income (loss) for the year	21,031	(1,996)	(223)	(808)	839	(57)	93	18,879

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

	Year ended December 31, 2008
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,383	5,611	424	2,604	2	-	10,024
Inter-segment net operating revenues	1,458	1,702	49	72	-	(2,365)	916

Net operating revenues	2,841	7,313	473	2,676	2	(2,365)	10,940
Cost of sales	(901)	(7,341)	(350)	(2,512)	(4)	2,373	(8,735)
Depreciation, depletion and amortization	(419)	(83)	(15)	(22)	(25)	-	(564)
Exploration, including exploratory dry holes	(472)	-	-	-	-	-	(472)
Impairment	(123)	(223)	-	(2)	-	-	(348)
Selling, general and administrative expenses	(197)	(162)	(25)	(132)	(272)	-	(788)
Research and development expenses	-	-	-	-	(3)	-	(3)
Other operating expenses	(170)	(280)	24	5	(52)	-	(473)

Costs and expenses	(2,282)	(8,089)	(366)	(2,663)	(356)	2,373	(11,383)
Operating income (loss)	559	(776)	107	13	(354)	8	(443)
Equity in results of non-consolidated companies	41	(1)	9	-	22	-	71
Other taxes	(18)	(1)	(1)	(2)	(104)	-	(126)
Other expenses, net	(87)	(2)	1	-	(19)	-	(107)

Income (loss) before income taxes and minority interest	495	(780)	116	11	(455)	8	(605)
Income tax benefits (expense)	(267)	(30)	(2)	(1)	87	-	(213)
Minority interest in results of consolidated subsidiaries	(132)	161	(32)	2	11	-	10

Net income (loss) for the year	96	(649)	82	12	(357)	8	(808)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2007
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,455	50,531	3,673	8,132	22,944	-	-	87,735
Inter-segment net operating revenues	39,536	19,018	1,239	969	376	-	(61,138)	-

Net operating revenues	41,991	69,549	4,912	9,101	23,320	-	(61,138)	87,735
Cost of sales	(15,147)	(61,881)	(4,514)	(7,042)	(21,124)	-	59,919	(49,789)
Depreciation, depletion and amortization	(3,335)	(1,077)	(259)	(567)	(155)	(151)	-	(5,544)
Exploration, including exploratory dry holes	(648)	-	-	(775)	-	-	-	(1,423)
Impairment	(26)	(19)	-	(226)	-	-	-	(271)
Selling, general and administrative expenses	(305)	(1,999)	(597)	(692)	(1,198)	(1,577)	118	(6,250)
Research and development expenses	(447)	(171)	(94)	(2)	(6)	(161)	-	(881)
Employee benefit expense	-	-	-	-	-	(990)	-	(990)
Other operating expenses	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

Costs and expenses	(20,153)	(65,366)	(5,899)	(9,412)	(22,537)	(3,964)	60,047	(67,284)
Operating income (loss)	21,838	4,183	(987)	(311)	783	(3,964)	(1,091)	20,451
Equity in results of non-consolidated companies	-	71	104	64	-	(4)	-	235
Financial income (expenses), net	-	-	-	-	-	(582)	-	(582)
Other taxes	(43)	(75)	(36)	(72)	(90)	(346)	-	(662)
Other expenses, net	(196)	(8)	(28)	82	(17)	24	-	(143)

Income (loss) before income taxes and minority interest	21,599	4,171	(947)	(237)	676	(4,872)	(1,091)	19,299
Income tax benefits (expense)	(7,343)	(1,394)	357	(424)	(230)	2,775	371	(5,888)
Minority interest in results of consolidated subsidiaries	(184)	8	(244)	(154)	-	301	-	(273)

Net income (loss) for the year	14,072	2,785	(834)	(815)	446	(1,796)	(720)	13,138

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

	Year ended December 31, 2007
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,136	4,480	480	2,015	14	7	8,132
Inter-segment net operating revenues	1,473	1,606	48	23	-	(2,181)	969

Net operating revenues	2,609	6,086	528	2,038	14	(2,174)	9,101
Cost of sales	(933)	(5,875)	(424)	(1,952)	(15)	2,157	(7,042)
Depreciation, depletion and amortization	(432)	(86)	(15)	(20)	(14)	-	(567)
Exploration, including exploratory dry holes	(775)	-	-	-	-	-	(775)
Impairment	(226)	-	-	-	-	-	(226)
Selling, general and administrative expenses	(179)	(127)	(19)	(125)	(242)	-	(692)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(78)	32	10	11	(82)	(1)	(108)

Costs and expenses	(2,623)	(6,056)	(448)	(2,086)	(355)	2,156	(9,412)
Operating income (loss)	(14)	30	80	(48)	(341)	(18)	(311)
Equity in results of non-consolidated companies	(63)	27	23	-	77	-	64
Other taxes	(7)	(2)	(1)	(3)	(59)	-	(72)
Other expenses, net	(4)	29	42	-	15	-	82

Income (loss) before income taxes and minority interest	(88)	84	144	(51)	(308)	(18)	(237)
Income tax benefits (expense)	(242)	-	1	(3)	(180)	-	(424)
Minority interest in results of consolidated subsidiaries	(42)	(14)	(38)	17	(77)	-	(154)

Net income (loss) for the year	(372)	70	107	(37)	(565)	(18)	(815)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2006
	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	3,351	42,831	2,833	4,938	18,394	-	-	72,347
Inter-segment net operating revenues	32,387	15,128	1,257	1,133	287	-	(50,192)	-

Net operating revenues	35,738	57,959	4,090	6,071	18,681	-	(50,192)	72,347
Cost of sales	(13,655)	(51,812)	(3,624)	(4,088)	(16,967)	-	49,962	(40,184)
Depreciation, depletion and amortization	(2,166)	(669)	(197)	(417)	(143)	(81)	-	(3,673)
Exploration, including exploratory dry holes	(501)	-	-	(433)	-	-	-	(934)
Impairment	(20)	-	-	(1)	-	-	-	(21)
Selling, general and administrative expenses	(460)	(1,359)	(362)	(541)	(982)	(1,141)	21	(4,824)
Research and development expenses	(346)	(141)	(78)	(2)	(5)	(158)	-	(730)
Employee benefit expense	-	-	-	-	-	(1,017)	-	(1,017)
Other operating expenses	(31)	(40)	(178)	(22)	(77)	(785)	13	(1,120)

Costs and expenses	(17,179)	(54,021)	(4,439)	(5,504)	(18,174)	(3,182)	49,996	(52,503)
Operating income (loss)	18,559	3,938	(349)	567	507	(3,182)	(196)	19,844
Equity in results of non-consolidated companies	-	5	(1)	37	-	(13)	-	28
Financial income (expenses), net	-	-	-	-	-	(100)	-	(100)
Other taxes	(45)	(73)	(49)	(63)	(79)	(285)	-	(594)
Other expenses, net	(73)	(20)	(15)	30	23	38	-	(17)

Income (loss) before income taxes and minority interest	18,441	3,850	(414)	571	451	(3,542)	(196)	19,161
Income tax benefits (expense)	(6,270)	(1,307)	140	(254)	(153)	2,086	67	(5,691)
Minority interest in results of consolidated subsidiaries	(229)	(10)	(231)	(194)	-	20	-	(644)

Net income (loss) for the year	11,942	2,533	(505)	123	298	(1,436)	(129)	12,826

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

	Year ended December 31, 2006
	International
	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	685	2,068	719	1,440	26	-	4,938
Inter-segment net operating revenues	1,831	1,450	41	6	-	(2,195)	1,133

Net operating revenues	2,516	3,518	760	1,446	26	(2,195)	6,071
Cost of sales	(948)	(3,307)	(577)	(1,433)	(26)	2,203	(4,088)
Depreciation, depletion and amortization	(309)	(65)	(14)	(16)	(13)	-	(417)
Exploration, including exploratory dry holes	(433)	-	-	-	-	-	(433)
Impairment	(1)	-	-	-	-	-	(1)
Selling, general and administrative expenses	(154)	(86)	(17)	(99)	(185)	-	(541)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(4)	4	13	9	(44)	-	(22)

Costs and expenses	(1,849)	(3,454)	(595)	(1,539)	(270)	2,203	(5,504)
Operating income (loss)	667	64	165	(93)	(244)	8	567
Equity in results of non-consolidated companies	20	12	2	-	3	-	37
Other taxes	(13)	(8)	-	(2)	(40)	-	(63)
Other expenses, net	29	-	11	33	(43)	-	30

Income (loss) before income taxes and minority interest	703	68	178	(62)	(324)	8	571
Income tax benefits (expense)	(305)	(24)	(79)	28	130	(4)	(254)
Minority interest in results of consolidated subsidiaries	(172)	(14)	(22)	25	(11)	-	(194)

Net income (loss) for the year	226	30	77	(9)	(205)	4	123

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22.	Segment Information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Year ended December 31,
	2008	2007	2006

Exploration and Production	14,293	9,448	7,329
Supply	7,234	4,488	1,936
Gas and Energy	4,256	3,223	1,664
International Exploration and Production	2,734	2,555	2,304
Supply	102	247	202
Distribution	20	37	77
Gas and Energy	52	25	54
Distribution	309	327	351
Corporate	874	628	726

	29,874	20,978	14,643

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2008	2007	2006

Brazil	106,350	83,022	70,733
International	40,179	29,403	23,160

	146,529	112,425	93,893

The total amounts sold of products and services to the two major customers in 2008 were US$8,176 and US$5,260 (US$9,029 and US$6,567 in 2007; and US$7,978 and US$5,689 in 2006).

23.	Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

23.	Related Party Transactions (Continued)

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2008		2007
	Assets	Liabilities	Assets	Liabilities

Petros (pension fund)	-	476	732	913
Banco do Brasil S.A.	627	2,170	2,030	337
BNDES (Note 12(b))	-	1,202	-	1,316
Caixa Econômica Federal S.A.	1	1,548
BNDES (Project financing)	-	3,124	-	2,322
Federal Government	-	1,177	-	1,197
ANP	-	-	1	-
Restricted deposits for legal proceedings	677	35	863	88
Government securities	3,172	-	2,156	-
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	346	-	450	-
Other	309	278	1,689	259

	5,132	10,010	7,921	6,432

Current	2,349	2,833	2,705	2,659

Long-term	2,783	7,177	5,216	3,773

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

23.	Related Party Transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,
	2008		2007
	Assets	Liabilities	Assets	Liabilities

Assets
Current
Cash and cash equivalents	2,070	-	2,127	-
Accounts receivable (Note 6)	27	-	266	-
Other current assets	252	-	312	-
Other
Government securities	1,686	-	1,996	-
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	346	-	450	-
Restricted deposits for legal proceedings	677	-	863	-
Pension fund	-	-	732	-
Other assets	74	-	1,175	-
Liabilities
Current
Current portion of long-term debt	-	813	-	199
Current liabilities	-	136	-	431
Dividends and interest on capital payable to Federal Government	-	1,500	-	1,197
Current portion of project financings	-	384	-	832
Long-term
Long-term debt	-	4,061	-	1,447
Project financings	-	2,740	-	1,490
Other liabilities	-	376	-	836

	5,132	10,010	7,921	6,432

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

23.	Related Party Transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2008		2007		2006
	Income	Expense	Income	Expense	Income	Expense

Sales of products and services
Braskem S.A.	130	-	2,096	-	1,788	-
Copesul S.A.	1,218	-	1,284	-	1,132	-
Petroquímica União S.A.	729	-	435	-	588	-
Other	378	-	120	-	315	-
Financial income	13	-	1	-	-	-
Petroleum and Alcohol account receivable from Federal Government (Note 11)	4	-	6	-	7	-
Government securities	7	-	5	-	-	-
Other	(33)	-	46	-	71	-
Financial expenses	-	-	-	(3)	-	8
Other expenses, net	-	4	-	2	-	(2)

	2,446	4	3,993	(1)	3,901	6

24.	Accounting for Suspended Exploratory Wells

The Company’s accounting for exploratory drilling costs is governed by Statement of Financial Accounting Standards No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19). On April 4, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP FAS 19-1) that amended SFAS No. 19 with respect to the deferral of exploratory drilling costs. The Company adopted FASB Staff Position FAS 19-1 “Accounting for Suspended Wells Costs” effective from January 1, 2005. There was no material impact at adoption.

Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes-off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless: (1) the well is in an area requiring major capital expenditure before production can begin; and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

As of December 31, 2008, the total amount of unproved oil and gas properties was US$3,558, and of that amount US$876 (US$749 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of: (1) extended exploratory activities associated with offshore production; and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

24.	Accounting for Suspended Exploratory Wells (Continued)

exploring and developing prior to 1998, which consisted of 397 concession blocks. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, the Company must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2008 and 2007:

Unproved oil and gas properties (*)
	Year ended
	December, 31
	2008	2007

Beginning balance at January 1	2,627	2,054
Additions to capitalized costs pending determination of proved reserves	3,309	1,885
Capitalized exploratory costs charged to expense	(808)	(548)
Transfers to property, plant and equipment based on the determination of the proved reserves	(1,310)	(975)
Cumulative translation adjustment	(260)	211

Ending balance at December 31,	3,558	2,627

(*)	Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

24.	Accounting for Suspended Exploratory Wells (Continued)

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs
	Year ended
	December 31,
	2008	2007

Capitalized exploratory well costs that have been capitalized for a period of one year or less	2,682	1,186
Capitalized exploratory well costs that have been capitalized for a period greater than one year	876	1,441

Ending balance	3,558	2,627

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	83	195

Of the US$876 for 83 projects that include wells suspended for more than one year since the completion of drilling, approximately US$173 are related to wells in areas for which drilling was under way or firmly planed for the near future and that the Company has submitted an “Evaluation Plan” to the ANP for approval and approximately US$478 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$876 of suspended wells cost capitalized for a period greater than one year as of December 31, 2008, represents 88 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

		Number
	Million of	of
	dollars	wells

2007	281	50
2006	411	16
2005	95	15
2004	40	3
2003	37	1
2002	12	3

	876	88

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

25.	Subsequent Events

a.	Creation of companies of the Rio de Janeiro petrochemical complex (COMPERJ)

On February 5, 2009, Petrobras, in continuation of the implementation of the Rio de Janeiro petrochemical complex (COMPERJ), formed six (6) joint stock companies in Rio de Janeiro, as follows:

•	Comperj Participações S.A.: A specific purpose entity that will hold the interests of Petrobras in the producing companies of COMPERJ;

•	Comperj Petroquímicos Básicos S.A.: A company producing basic petrochemicals;

•	Comperj PET S.A.: A company producing PTA/PET;

•	Comperj Estirênicos S.A.: A company producing styrene;

•	Comperj MEG S.A.: A company producing glycol ethylene and ethylene oxide; and

•	Comperj Poliolefinas S.A.: A company producing polyolefines (PP/PE);

At first, Petrobras will hold 100% of the total and voting capital of these companies, when the implementation of the integration and relationship model of the companies of COMPERJ will be made. This model seeks to capture the synergies arising from locating a number of companies in the same production site. The assets, obligations and rights related to COMPERJ will be transferred to these companies by Petrobras at an opportune moment.

With the forming of these companies, Petrobras is initiating the preparation stage of the project for the entry of potential partners.

(b)	Petrobras International Finance Company - PifCo

•	On February 11, 2009, Petrobras International Finance Company - PifCo, a wholly owned subsidy of Petrobras, completed the issue of US$1,500 Global Notes on the international capitals market, with maturity on March 15, 2019, an interest rate of 7.875% p.a. and half-yearly payment of interest as from September 15, 2009. The funds raised are being used for general corporate purposes, including financing the Petrobras Business Plan 2009-2013.

This financing had issuing costs estimated at US$6, a premium of US$26 and an effective interest rate of 8.187% p.a. Global Notes constitute unsecured and unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

•	On March 24, 2009, the PifCo drewdown US$1,000 in a line of credit due in March 2011. The Line bear interest at a initial rate of 3 Month Libor + 2.65% per annum, payable quarterly. The proceeds will be used to finance the purchase of oil imports to Petrobras from PifCo.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(i)	Capitalized costs relating to oil and gas producing activities

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities (“SFAS 69”), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

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

The Petroleum Law established a regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Petroleum Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Petroleum Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The “International” geographic area includes activities in Angola, Argentina, Bolivia, Colombia, Ecuador, India, Iran, Lybia, Mexico, Mozambique, Nigeria, Pakistan, Peru, Portugal, Senegal, Tanzânia, Turkey, United States of America and Venezuela. The Company has immaterial non-consolidated companies involved in exploration and production activities; the amounts related to such are in the line item titled “Investments in non-consolidated companies and other investments”.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(i)	Capitalized costs relating to oil and gas producing activities (Continued)

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	As of December 31, 2008
	Brazil	International	Worldwide

Unproved oil and gas properties	1,898	1,660	3,558
Proved oil and gas properties	29,081	3,775	32,856
Support equipment	29,048	3,957	33,005

Gross capitalized costs	60,027	9,392	69,419
Depreciation and depletion	(25,076)	(2,641)	(27,717)

Construction and installations in progress	10,885	1,141	12,026

	45,836	7,892	53,728
Proportional interest of net capitalized costs of non-consolidated companies	-	692	692

Net capitalized costs	45,836	8,584	54,420

	As of December 31, 2007
	Brazil	International	Worldwide

Unproved oil and gas properties	1,585	1,042	2,627
Proved oil and gas properties	31,841	5,674	37,515
Support equipment	23,767	803	24,570

Gross capitalized costs	57,193	7,519	64,712
Depreciation and depletion	(22,222)	(2,302)	(24,524)

	34,971	5,217	40,188
Construction and installations in progress	13,558	883	14,441

	48,529	6,100	54,629
Proportional interest of net capitalized costs of non-consolidated companies	-	726	726

Net capitalized costs	48,529	6,826	55,355

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(ii)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2008
	Brazil	International	Worldwide

Property acquisitions
Proved	-	248	248
Unproved	42	305	347
Exploration costs	3,568	365	3,933
Development costs	11,633	1,587	13,220

	15,243	2,505	17,748
Proportional interest of costs incurred of non-consolidated companies	-	71	71

	15,243	2,576	17,819

	Year ended December 31, 2007
	Brazil	International	Worldwide

Property acquisitions
Proved	-	59	59
Unproved	119	464	583
Exploration costs	2,095	309	2,404
Development costs	7,928	1,132	9,060

	10,142	1,964	12,106
Proportional interest of costs incurred of non-consolidated companies	-	80	80

	10,142	2,044	12,186

	Year ended December 31, 2006
	Brazil	International	Worldwide

Property acquisitions
Proved	-	86	86
Unproved	38	630	668
Exploration costs	1,752	430	2,182
Development costs	6,022	817	6,839

	7,812	1,963	9,775
Proportional interest of costs incurred of non-consolidated companies	-	24	24

	7,812	1,987	9,799

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2008, 2007 and 2006 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Supply segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are contracted prices to third parties.

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

	Year ended December 31, 2008
	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	973	1,383	2,356
Intersegment (1)	54,983	1,458	56,441

	55,956	2,841	58,797
Production costs (2)	(18,019)	(901)	(18,920)
Exploration expenses	(1,303)	(473)	(1,776)
Depreciation, depletion and amortization	(3,544)	(419)	(3,963)
Impairment of oil and gas properties	(171)	(122)	(293)
Other operating expenses	(117)	(172)	(289)

Results before income taxes	32,802	754	33,556
Income tax expense	(11,153)	(267)	(11,420)

	21,649	487	22,136
Proportional interest in results of producing activities of non-consolidated companies	-	47	47

Results of operations (excluding corporate overhead and interest cost)	21,649	534	22,183

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2007
	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	2,455	1,136	3,591
Intersegment (1)	37,323	1,473	38,796

	39,778	2,609	42,387
Production costs (2)	(12,998)	(933)	(13,931)
Exploration expenses	(648)	(775)	(1,423)
Depreciation, depletion and amortization	(3,335)	(432)	(3,767)
Impairment of oil and gas properties	(26)	(226)	(252)
Other operating expenses	(245)	(78)	(323)

Results before income taxes	22,526	165	22,691
Income tax expense	(7,658)	(242)	(7,900)

	14,868	(77)	14,791
Proportional interest in results of producing activities of non-consolidated companies	-	(38)	(38)

Results of operations (excluding corporate overhead and interest cost)	14,868	(115)	14,753

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iii)	Results of operations for oil and gas producing activities (Continued)

	Year ended December 31, 2006
	Brazil	International	Worldwide

Net operating revenues:
Sales to third parties	3,351	684	4,035
Intersegment (1)	31,171	1,830	33,001

	34,522	2,514	37,036
Production costs (2)	(11,761)	(949)	(12,710)
Exploration expenses	(501)	(434)	(935)
Depreciation, depletion and amortization	(2,166)	(309)	(2,475)
Impairment of oil and gas properties	(20)	(1)	(21)
Other operating expenses	(22)	(3)	(25)

Results before income taxes	20,052	818	20,870
Income tax expense	(6,818)	(279)	(7,097)

	13,234	539	13,773
Proportional interest in results of producing activities of non-consolidated companies	-	20	20
Results of operations (excluding corporate overhead and interest cost)	13,234	559	13,793

(1)	Does not consider US$3,067 (US$2,213 for 2007 and US$1,216 for 2006) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$59,024 (US$41,991 for 2007 and US$35,738 for 2006) for the segment of E&P Brazil (see Note 22).

(2)	Does not consider US$3,111 (US$2,149 for 2007 and US$1,873 for 2006) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$21,130 (US$15,147 for 2007 and US$13,634 for 2006) for the segment of E&P Brazil (see Note 22).

(iv)	Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2008, 2007 and 2006 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
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

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

							Combined
							Global
							Proved
	Oil (millions of barrels)			Gas (billions of cubic feet)			Reserves
	Brazil	International	Worldwide	Brazil	International	Worldwide	(MMboe)

Worldwide net proved developed and undeveloped reserves
Reserves at January 1, 2006	9,033.9	682.1 (1)	9,716.0	9,263.8	3,088.1 (1)	12,351.9	11,774.7
Interest loss in Venezuela	-	(240.5)	(240.5)	-	(171.2)	(171.2)	(269.0)
Revisions of previous estimates	463.4	(15.3)	448.1	322.1	(459.2)	(137.1)	425.3
Improved recovery	6.9	6.7	13.6	7.6	9.9	17.5	16.5
Acquisition of reserves	0.9	8.9	9.8	45.7	16.0	61.7	20.1
Sale of reserves	-	(4.5)	(4.5)	-	-	-	(4.5)
Extensions and discoveries	112.8	21.4	134.2	320.6	65.2	385.8	198.5
Production for the year	(616.0)	(42.6)	(658.6)	(532.9)	(209.8)	(742.7)	(782.4)

Reserves at December 31, 2006	9,001.9	416.2 (1)	9,418.1	9,426.9	2,339.0 (1)	11,765.9	11,379.1

Revisions of previous estimates	675.2	(8.4)	666.8	470.7	115.4	586.1	764.5
Improved recovery	15.8	9.5	25.3	7.7	3.8	11.5	27.2
Acquisition of reserves	-	1.2	1.2	-	-	-	1.2
Sale of reserves	-	(1.2)	(1.2)	-	-	-	(1.2)
Extensions and discoveries	65.2	37.1	102.3	683.0	169.9	852.9	244.5
Production for the year	(619.6)	(40.1)	(659.7)	(510.0)	(226.6)	(736.6)	(782.5)

Reserves at December 31, 2007	9,138.5	414,3	9,552.8	10,078.3	2,401.5	12,479.8	11,632.8

Revisions of previous estimates	119.3	10.9	130.2	(248.3)	443.5	195.2	162.7
Improved recovery	29.8	-	29.8	7.5	-	7.5	31.1
Acquisition of reserves	-	12.3	12.3	-	-	-	12.3
Sale of reserves	-	(10.7)	(10.7)	-	123.1	123.1	9.8
Extensions and discoveries	74.7	1.5	76.2	113.5	39.2	152.7	101.7
Production for the year	(646.0)	(39.1)	(685.1)	(605.0)	(213.9)	(818.9)	(821.6)

Reserves at December 31, 2008	8,716.3	389,2	9,105.5	9,346.0	2,793.4	12,139.4	11,128.7

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iv)	Reserve quantities information (Continued)

							Combined
							Global
							Proved
	Oil (millions of barrels)			Gas (billions of cubic feet)			Reserves
	Brazil	International	Worldwide	Brazil	International	Worldwide	(MMboe)

Proportional interest in net proved developed and undeveloped reserves of non-consolidated companies:
At December 31, 2006	-	65.7	65.7	-	77.3	77.3	78.58
At December 31, 2007	-	60.1	60.1	-	66.9	66.9	71.25
At December 31, 2008	-	49.1	49.1	-	75.7	75.7	61.72
Net proved developed reserves:
At December 31, 2006	3,987.7	232.9	4,220.6	4,115.4	1,758.0	5,873.4	5,199.5
At December 31, 2007	5,249.7	209.6	5,459.3	4,635.0	1,741.4	6,376.4	6,562.9
At December 31, 2008	5,346.5	210.9	5,557.4	5,069.9	1,754.9	6,824.8	6,694.9
Proportional interest in proved reserves of non-consolidated companies
At December 31, 2006	-	36.7	36.7		43.1	43.10	43,9
At December 31, 2007	-	33.4	33.4	-	44.2	44.2	40.8
At December 31, 2008	-	27.5	27.5	-	47.3	47.3	35.4

(1)	Includes reserves of 48.7 million barrels of oil and 429.2 billions of cubic feet of gas in 2008 (110.0 million barrels of oil and 533.0 billions of cubic feet of gas in 2007; and 134.0 million barrels of oil and 504.8 billions of cubic feet of gas in 2006) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

During 2006, the decrease in reserves is related to revisions of previous estimates due to Bolivia and Venezuela new nationalization measures. The new regulation in Venezuela reduced our reserves as PDVSA became the main controller of the companies created to operate the fields with private companies. In Bolivia, due to new government regulations, occurred a decrease in the reserves. In Nigeria, the consortium in charge of Akpo field was constituted by Total, Petrobras and a Nigerian private company called Sapetro. The agreement underwritten by these companies established that Total and Petrobras carried the investment cost of the third part and it would be compensated in the future with Sapetro’s production/reserves.

In 2006, Sapetro sold its participation to a Chinese oil company and, as part of this agreement, Petrobras and Total were reimbursed for their past carrying investments.

On December 31, 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78). The final rule changes a number of oil and gas reserve definitions and disclosures requirements under SEC Regulations S-K and S-X.

The requirements introduced by its final rule are effective for the year ending December 31, 2009. The Company is currently evaluating the final rules and has not yet determined the overall impact to the Company proved reserve determinations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	Brazil	International	Worldwide

At December 31, 2008
Future cash inflows	298,408	26,349	324,757
Future production costs	(163,427)	(7,036)	(170,463)
Future development costs	(41,063)	(3,196)	(44,259)
Future income tax expenses	(33,679)	(9,022)	(42,701)

Undiscounted future net cash flows	60,239	7,095	67,334
10 percent midyear annual discount for timing of estimated cash flows	(22,772)	(2,540)	(25,312)

Standardized measure of discounted future net cash flows	37,467	4,555 (*)	42,022

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	-	240	240
At December 31, 2007
Future cash inflows	797,689	35,985	833,674
Future production costs	(273,130)	(8,563)	(281,693)
Future development costs	(35,697)	(3,265)	(38,962)
Future income tax expenses	(167,865)	(9,683)	(177,548)

Undiscounted future net cash flows	320,997	14,474	335,471
10 percent midyear annual discount for timing of estimated cash flows	(151,144)	(5,335)	(156,479)

Standardized measure of discounted future net cash flows	169,853	9,139 (*)	178,992

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	-	792	792

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED) (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	Brazil	International	Worldwide

At December 31, 2006
Future cash inflows	477,051	24,691	501,742
Future production costs	(175,483)	(5,726)	(181,209)
Future development costs	(30,185)	(2,679)	(32,864)
Future income tax expenses	(93,914)	(7,051)	(100,965)

Undiscounted future net cash flows	177,469	9,235	186,704
10 percent midyear annual discount for timing of estimated cash flows	(83,582)	(3,566)	(87,148)

Standardized measure of discounted future net cash flows	93,887	5,669 (*)	99,556

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	-	472	472

(*)	Includes US$937 in 2008 (US$1,462 in 2007 and US$1,338 in 2006) attributable to 41.38% minority interest in PEPSA, which is consolidated by Petrobras.

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Balance at January 1	169,853	93,887	100,477	9,139	5,669	8,899	178,992	99,556	109,376
Sales and transfers of oil and gas, net of production costs	(36,982)	(26,780)	(22,761)	(1,785)	(1,642)	(1,505)	(38,767)	(28,422)	(24,266)
Development costs incurred	11,744	7,928	6,022	1,587	1,132	817	13,331	9,060	6,839
Purchases of reserves	-	-	-	285	15	101	285	15	101
Sales of reserves	-	-	-	(85)	(16)	(105)	(85)	(16)	(105)
Extensions, discoveries and improved less related costs	1,018	3,995	2,509	50	1,902	494	1,068	5,897	3,003
Interest loss in Venezuela	-	-	-	-	-	(1,305)	-	-	(1,305)
Revisions of previous quantity estimates	634	15,356	10,373	1,518	677	(1,825)	2,152	16,033	8,548
Net changes in prices and production costs	(188,780)	113,403	(12,698)	(7,544)	2,658	(976)	(196,324)	116,061	(13,674)
Changes in future development costs	(8,576)	(6,524)	(5,274)	(1,027)	(866)	(749)	(9,603)	(7,390)	(6,023)
Accretion of discount	16,985	9,389	10,048	1,130	867	1,006	18,115	10,256	11,054
Net change in income taxes	71,571	(40,801)	5,191	1,287	(1,257)	817	72,858	(42,058)	6,008

Balance at December 31	37,467	169,853	93,887	4,555	9,139	5,669	42,022	178,992	99,556

Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of non-consolidated companies	-	-	-	240	792	472	240	792	472

Petrobras International Finance Company
(A wholly-owned subsidiary of
Petróleo Brasileiro S.A. - Petrobras)

Consolidated financial statements
Years ended December 31, 2008, 2007 and 2006
together with Report of Independent Registered
Public Accounting Firm

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

December 31, 2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Executive Board and Stockholder of
Petrobras International Finance Company

We have audited the accompanying consolidated balance sheets of Petrobras International Finance Company and subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company (and subsidiaries) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Petrobras International Finance Company (and subsidiaries) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by COSO.

/s/
KPMG Auditores Independentes
KPMG Auditores Independentes
Rio de Janeiro, Brazil
March 27, 2009

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2008 and 2007
(In thousand of U.S. dollars)

Assets	2008	2007

Current assets
Cash and cash equivalents (Note 3)	287,694	674,915
Marketable securities (Note 4)	2,598,764	489,077
Trade accounts receivable
Related parties (Note 5)	24,155,075	14,885,575
Other	489,799	902,329
Notes receivable - related parties (Note 5)	1,152,627	9,673,301
Inventories (Note 6)	1,137,179	1,224,635
Export prepayments - related parties (Note 5)	415,843	72,496
Restricted deposits for guarantees and other (Note 5 and 7)	146,038	79,030

	30,383,019	28,001,358

Property and equipment	2,143	1,232

Investments in non-consolidated company (Note 1)	3	-

Other assets
Marketable securities (Note 4)	1,999,760	3,643,545
Notes receivable - related parties (Note 5)	412,127	279,574
Export prepayment - related parties (Note 5)	331,450	710,925
Restricted deposits for guarantees and prepaid expenses (Note 7)	174,299	233,085

	2,917,636	4,867,129

Total assets	33,302,801	32,869,719

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets (Continued)
As of December 31, 2008 and 2007
(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	2008	2007

Current liabilities
Trade accounts payable
Related parties (Note 5)	1,712,070	1,686,479
Other	635,977	1,180,955
Notes payable - related parties (Note 5)	25,352,728	23,977,731
Short-term financings (Note 8)	-	5,201
Current portion of long-term debt (Note 8)	197,769	704,911
Accrued interests (Note 8)	103,930	78,709
Other current liabilities (Note 5)	9,746	51,941

	28,012,220	27,685,927

Long-term liabilities
Long-term debt (Note 8)	5,883,376	5,186,789

	5,883,376	5,186,789

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$1 (Note 10)	300,050	300,050
Additional paid in capital	266,394	53,926
Accumulated deficit	(1,120,147)	(347,549)
Other comprehensive income
Loss on cash flow hedge	(39,092)	(9,424)

	(592,795)	(2,997)

Total liabilities and stockholder’s deficit	33,302,801	32,869,719

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006
(In thousand of U.S. dollars, except net income/(loss) per share amounts)

	Years ended December 31,
	2008	2007	2006

Sales of crude oil, oil products and services
Related parties (Note 5)	23,797,304	14,679,385	14,236,511
Other	18,645,503	12,052,646	7,833,263

	42,442,807	26,732,031	22,069,774

Cost of sales
Related parties (Note 5)	(14,431,172)	(8,874,800)	(8,121,994)
Other	(27,799,952)	(17,435,987)	(13,778,560)
Selling, general and administrative expenses
Related parties (Note 5)	(341,668)	(182,424)	(189,667)
Other	(220,527)	(112,257)	(17,678)
Other operating expenses (Note 9)	(577,128)	-	-

	(43,370,447)	(26,605,468)	(22,107,899)

Operating (loss)/income	(927,640)	126,563	(38,125)

Equity in results of non-consolidated company	(2)	-	-

Financial income
Related parties (Note 5)	1,655,709	1,697,955	999,204
Hedge on sales and financial transactions
Related parties (Note 5)	1,822	8,027	-
Other (Note 12)	500,088	56,312	32,406
Financial investments	145,371	280,379	214,431
Other	21,892	27,264	39,125

	2,324,882	2,069,937	1,285,166
Financial expense
Related parties (Note 5)	(1,322,342)	(1,588,246)	(722,434)
Hedge on sales and financial transactions
Related parties (Note 5)	(30,719)	-	-
Other (Note 12)	(384,908)	(148,356)	(19,607)
Financing	(413,305)	(406,303)	(496,964)
Other	(18,786)	(25,013)	(218,761)

	(2,170,060)	(2,167,918)	(1,457,766)

Financial, net	154,822	(97,981)	(172,600)

Exchange variation, net	(2,836)	(24)	32

Other income, net	3,058	412	168

Net (loss)/income for the year	(772,598)	28,970	(210,525)

Net (loss)/income per share for the year - US$	(2.57)	0.10	(2.72)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Deficit
Years Ended December 31, 2008, 2007 and 2006
(In thousand of U.S. dollars)

	Years ended December 31,
	2008	2007	2006

Common stock
Balance at January 1	300,050	300,050	50
Capital increase	-	-	300,000

Balance at end of year	300,050	300,050	300,050

Additional paid in capital
Balance at January 1	53,926	53,926	173,926
Transfer to capital	212,468	-	(120,000)

Balance at end of year	266,394	53,926	53,926

Accumulated deficit
Balance at January 1	(347,549)	(376,519)	(165,994)
Net (loss)/income for the year	(772,598)	28,970	(210,525)

Balance at end of year	(1,120,147)	(347,549)	(376,519)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(9,424)	(2,207)	-
Change in the year	(29,668)	(7,217)	(2,207)

Balance at end of year	(39,092)	(9,424)	(2,207)

Total stockholder’s deficit	(592,795)	(2,997)	(24,750)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In thousand of U.S. dollars)

	Years ended December 31,
	2008	2007	2006

Cash flows from operating activities
Net (loss)/income for the year	(772,598)	28,970	(210,525)
Adjustments to reconcile net (loss)/income to net cash used in operations
Depreciation, amortization of prepaid expenses and debt amortization	2,993	7,909	20,725
Loss on inventory	144,866	-	-
Equity in results of non-consolidated company	2	-	-
Decrease (increase) in assets
Trade accounts receivable
Related parties	(9,228,606)	(4,475,358)	(1,905,623)
Other	412,006	(66,892)	(622,734)
Export prepayments - related parties	36,128	(251,256)	411,760
Other assets	930	(903,409)	(242,283)
Increase in liabilities
Trade accounts payable
Related parties	625,591	543,631	192,116
Other	(544,978)	58,969	505,910
Other liabilities	174,570	(152,547)	(116,758)

Net cash used in operating activities	(9,149,096)	(5,209,983)	(1,967,412)

Cash flows from investing activities
Marketable securities, net	(465,902)	(2,335,756)	451,775
Notes receivable - related parties, net	493,024	(3,608,351)	(2,342,359)
Property and equipment	(1,612)	(904)	(460)
Investments in non-consolidated company	(5)	-	-

Net cash provided by (used in) investing activities	25,505	(5,945,011)	(1,891,044)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(5,201)	(143,246)	(191,056)
Proceeds from issuance of long-term debt	836,815	1,737,162	982,280
Principal payments of long-term debt	(722,060)	(1,557,783)	(1,731,726)
Short-term loans - related parties, net	8,626,816	18,630,887	(2,268,898)
Proceeds from long-term loans - related parties	-	-	7,347,923
Principal payments of long-term loans - related parties	-	(7,347,923)	-

Net cash provided by financing activities	8,736,370	11,319,097	4,138,523

(Decrease)/increase in cash and cash equivalents	(387,221)	164,103	280,067
Cash and cash equivalents at beginning of the year	674,915	510,812	230,745

Cash and cash equivalents at end of the year	287,694	674,915	510,812

Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	1,517,259	2,096,165	1,371,169
Income taxes	1,977	1,089	113
Non-cash investing and financing transactions
Increase of capital through conversion of loan payable	-	-	180,000
Capital contribution due to acquisition and sale of Platform P-37 through loans (Note 10)	212,468	-	-
Transfer to Brasoil of notes receivable and payable (Note 5(v))	8,231,299	-	-
Payment of accounts payable through loans from Petrobras	600,000	-	-

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements
(In thousand of U.S. dollars)

1.	The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

PifCo purchases crude oil and oil products from third parties and sells them at a premium to Petrobras on a deferred payment basis. PifCo also purchases crude oil and oil products from Petrobras and sells them outside Brazil. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by Petrobras. Additionally, the Company sells oil and oil products to and from third parties and related parties mainly outside Brazil. Commercial operations are carried out under normal market conditions and at commercial prices. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with the trading activities in Asia.

PSPL has taken a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the Japanese market. PM Bio Trading Private Limited is scheduled to commence its operations in 2010.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also used to purchase bunker fuel from Petrobras. Certain sales were through subsidiaries of Petrobras.

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay, Petrobras International Braspetro B.V. - PIB BV and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2.	Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these consolidated financial

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2.	Basis of Financial Statement Presentation (Continued)

statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

(a)	Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

(b)	Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

(c)	Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short-term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long-term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost. There are no transfers between categories of investments.

(d)	Trade accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e)	Notes receivable

Notes receivable bears interest rates and is stated at estimated realizable values. Relate to loans executed between the Company and subsidiaries of Petrobras.

(f)	Inventories

Inventories are stated at the lower of weighted average cost or market value.

(g)	Restricted deposit and guarantees

Restricted Deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2.	Basis of Financial Statement Presentation (Continued)

(h)	Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company’s debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$40,608 and US$60,486 as of December 31, 2008 and 2007, respectively.

(i)	Property and equipment

Property and equipment are stated at cost and are depreciated according to their estimated useful lives.

(j)	Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(k)	Unearned income

Unearned income represents the unearned premium charged by the Company to Petrobras and Alberto Pasqualini -Refap S.A. (“Refap”) to compensate for its financing costs. The premium is billed to Petrobras and Refap at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense. The unearned income was reclassified to accounts receivable.

(l)	Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 - Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principle commercial transactions of the Company consist of:

Imports - the Company buys from suppliers outside Brazil (mainly from third-parties) and sells to Petrobras and its Brazilian subsidiaries.

Exports - the Company buys from Petrobras and sells to customers outside Brazil.

Off-shore - the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

(m)	Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2.	Basis of Financial Statement Presentation (Continued)

(m)	Income taxes (Continued)

statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda, Singapore and the Cayman Islands in 2008, 2007 and 2006). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations and operations in the United Kingdom or Singapore generated no deferred tax provisions for 2008 and 2007.

(n)	Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or Accumulated Other Comprehensive Income, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses non-hedging derivatives to mitigate the risk of unfavorable price movements for crude oil and oil products purchases. These instruments are marked-to-market with the associated gains or losses recognized as financial income or financial expense.

The Company may also use derivative financial instruments for non-hedging purposes to mitigate the risk of unfavorable exchange-rate movements on other currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as financial income or financial expense.

The Company may also use derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in Accumulated Other Comprehensive Income until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in earnings.

(o)	Recently issued accounting pronouncements

•	EITF No. 08-6, equity method investment accounting considerations (“EITF No. 08-6”)

In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which was issued to clarify how the application of equity method accounting will be affected by SFAS No. 141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This issue is effective January 1, 2009, and will be applied prospectively.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2.	Basis of Financial Statement Presentation (Continued)

(p)	Recently adopted accounting pronouncements

•	FASB Statement No. 157, fair value measurements (“SFAS 157”)

Effective January 1, 2008, the Company adopted the SFAS 157, which was amended in February 2008 by FASB Staff Position (FSP) SFAS No. 157-1, Application of SFAS 157 to SFAS 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions, and by FSP SFAS 157-2, Effective Date of SFAS 157, which delayed the Company’s application of SFAS 157 for nonrecurring nonfinancial assets and liabilities until January 1, 2009. SFAS 157 was further amended in October 2008 by FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS 157 to assets participating in inactive markets.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements, however does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

The implementation of SFAS 157 did not have material impacts on the Company’s consolidated financial statements other than additional disclosures that have been incorporated into Note 12 of these financial statements.

•	FASB Statement 159 “The fair value option for financial assets and financial liabilities.” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, which permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items in earnings at each subsequent reporting period. The Company adopted this Statement effective January 1, 2008, but did not make a fair value election at that time or during the remainder of 2008 for any financial instruments not already carried at fair value in accordance with other accounting standards. Accordingly, the adoption of SFAS 159 did not impact the Company’s consolidated financial statements.

•	FASB Statement No. 161, disclosures about derivative instruments and hedging activities - an amendment of FASB No. 133 (“SFAS 161”)

In March 2008, the FASB issued SFAS 161, that expands disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and related interpretations. This statement requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for interim and annual financial statements beginning with the first quarter of 2009. The Company early adopted SFAS 161, and its implementation did not have material impact on the Company’s consolidated financial statements other than additional disclosures that have been incorporated into Note 12.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

3.	Cash and Cash Equivalents

	2008	2007

Cash and banks	92,857	20,925
Time deposits and short-term investment	194,837	653,990

	287,694	674,915

4.	Marketable Securities

				Total
			Interest rate
	Security	Maturity	per annum	2008(i)	2007(i)

Available for Sale (iii)	Clep (ii)	2014	8%	759,319	867,794
Available for Sale (iii)	Marlim(ii)	2008-2011	7.4% + IGPM(*)	258,046	352,911
Held to Maturity	Charter(ii)	2009	2.52% up to 4.48%	884,311	699,261
Held to Maturity	NTS(ii)	2009-2014	3.12%/3.82%	595,013	576,687
Held to Maturity	NTN(ii)	2009-2014	3.12%/3.82%	533,426	519,874
Held to Maturity	Mexilhão(ii)	2009	3.03% up to 3.75%	443,878	255,371
Held to Maturity	Gasene(ii)	2009	3.60%/4.13%	332,512	224,142
Held to Maturity	PDET(ii)	2019	4.86%/4.87%	355,984	204,986
Held to Maturity	TUM(ii)	2010	3.40%/3.78%/3.82%	436,035	274,593
Held to Maturity	Third parties			-	157,003

				4,598,524	4,132,622
Less: Current balances				(2,598,764)	(489,077)

				1,999,760	3,643,545

(*)	IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

(i)	The balances include interest and principal.

(ii)	Securities held by the fund respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.

(iii)	Changes in fair value related to the securities classified as available for sale in accordance with SFAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.

(iv)	Notes issued by Nova Transportadora Nordeste - NTN and Nova Transportadora Sudeste - NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) (see Note 8 (vi)).

Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PifCo, which holds certain Petrobras group securities among its other investments.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

5.	Related Parties

		Petrobras International
	Petróleo Brasileiro	Braspetro B.V. - PIB BV	Downstream Participações
	S.A. -Petrobras	and its subsidiaries	S.A. and its subsidiaries	Other	2008	2007

Current assets
Marketable securities(iv)	-	-	-	2,598,764	2,598,764	407,564
Accounts receivable, principally for sales(i)(vi)	23,102,681	84,603	967,425	366	24,155,075	14,885,575
Notes receivable(v)	-	1,145,315	-	7,312	1,152,627	9,673,301
Export prepayment	100,039	-	-	315,804	415,843	72,496
Other	-	1,822	-	-	1,822	1,453
Investments in non-consolidated company	-	-	-	3	3	-
Other assets
Marketable securities(iv)	-	-	-	1,999,760	1,999,760	3,568,055
Notes receivable	-	412,127	-	-	412,127	279,574
Export prepayment	331,450	-	-	-	331,450	710,925
Current liabilities
Trade accounts payable	1,570,908	89,792	51,370	-	1,712,070	1,686,479
Notes payable(ii)(v)	25,352,728	-	-	-	25,352,728	23,977,731
Other		235			235	-
Long-term liabilities
Notes payable					-	-
Statement of operations							2006
Sales of crude oil and oil products and services	19,040,201	2,023,065	2,708,788	25,250	23,797,304	14,679,385	14,236,511
Purchases(iii)	(11,660,028)	(2,184,855)	(586,289)	-	(14,431,172)	(8,874,800)	(8,121,994)
Selling, general and administrative expenses	(294,080)	(47,570)	-	(18)	(341,668)	(182,424)	(189,667)
Financial income	1,470,424	92,956	57,375	36,776	1,657,531	1,699,307	999,204
Financial expense	(1,319,102)	(30,719)	(122)	(3,118)	(1,353,061)	(1,588,246)	(722,434)
Equity in results of non-consolidated company	-	-	-	(2)	(2)	-	-

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

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.

(ii)	Current Liabilities - Notes payable relate to loans executed between the Company and Petrobras. The annual interest is 5.86%.

(iii)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv)	See Note (4).

(v)	PifCo has authorized, in January 2008, to transfer to Braspetro Oil Services Company - Brasoil its notes receivable contracts in the total amount of US$8,203,289 in which Petrobras International Braspetro B.V. - PIB BV, Petrobras Netherlands B.V. - PNBV and Agri Development B.V. - AGRI B.V. are counterparts. Accordingly, it was recommended to Brasoil the assumption of obligations in the exact amount of the notes receivable contracts payment that PifCo holds with Petrobras. In July 2008, PifCo has authorized to transfer to Braspetro Oil Services Company - Brasoil its notes receivable contracts in the total amount of US$28,010 in which Petrobras Netherlands B.V. - PNBV is counterpart. Accordingly, it was recommended to Brasoil the assumption of obligations in the exact amount of the notes receivable contracts payment that PifCo holds with Petrobras.

(vi)	Unearned income in connection with finance charges accrued during the extended payment period on commercial operations granted by PifCo to related parties are presented as assets under accounts receivable - related parties.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

6.	Inventories

	2008	2007

Crude oil	733,161	816,127
Oil products	331,827	408,508
LNG	72,191	-

	1,137,179	1,224,635

Inventory is stated at the lower of cost or market. At December 31, 2008 the inventory was reduced in US$144,866 (see Note 9), due to the recently declines in the oil international market prices, which was classified as other operating expenses in the statement of operations. The Company adopted the realizable value for inventory impairment purposes.

7.	Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposits: (i) US$38,250 related to issuances of senior notes in the total amount of US$600,000. The guarantees related to the financings will be maintained through maturity of such financings, and are required per the related debt agreement; and (ii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of SFE - Sociedade Fluminense de Energia Ltda., a subsidiary of Petrobras. In accordance with the terms of this guarantee, PifCo has deposited US$95,949 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

8.	Financings

	Current		Long-term
	2008	2007	2008	2007

Financial institutions(i)(v)(vi)	142,599	311,471	989,181	1,040,000
Senior notes (ii)(v)	11,099	238,474	235,350	235,350
Global step-up notes (ii)(v)		130,772		-
Sale of right to future receivables (iii)	69,657	69,012	481,450	548,400
Assets related to export prepayment to be offset against sale of right to future receivables (iii)	-	-	(150,000)	(150,000)
Global notes (ii)(v) (vii) (viii)	76,165	37,337	3,941,135	3,200,209
Japanese yen bonds(iv)	2,179	1,755	386,260	312,830

	301,699	788,821	5,883,376	5,186,789

Financings	-	5,201	5,883,376	5,186,789
Current portion of long-term debt	197,769	704,911	-	-
Accrued interests	103,930	78,709	-	-

	301,699	788,821	5,883,376	5,186,789

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8.	Financings (Continued)

(i)	The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 3.03% to 5.60% at December 31, 2008. The weighted average borrowing for short-term debt at December 31, 2008 and 2007 was 3.59% and 5.59%, respectively.

At December 31, 2008 and 2007, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

(ii)	As of December 31, 2007 and 2006, the outstanding balance of net premiums on reissuances amounted to US$2,082 and US$10,273, respectively, and there is no outstanding balance at December 31, 2008. PifCo incurred expenses in the total amount of US$160,048 on extinguishment of debt during the period ended December 31, 2006 (see Note 8(v)). In connection with the Exchange Offer (see Note 8(viii)) PifCo paid US$54,812 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortizated in accordance with the effective interest method.

(iii)	In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in these consolidated financial statements, and thus US$150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(iv)	On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥35 billion (US$374,346) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. In the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominated debt (see Note 12). PifCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

(v)	As a result of the settlement of the Exchange Offer that occurred on February 7, 2007, PifCo received and accepted a tender amount of US$399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PifCo issued US$399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annum, payable semi-annually. The new Notes constitute a single fungible series with the US$500,000 Global Notes due 2016 issued in October 2006. In total, there are US$899,053 in outstanding bonds due 2016. PifCo also paid to the investors a cash amount equivalent to US$56,056 as result of the Exchange (see Note 8 (ii)).

(vi)	On June 15, 2007, the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) transfered to PifCo a Loan Agreement with M-GIC (a Facility Agent of JBIC -Japan Bank for International Cooperation). The outstanding amount of the loan is US$394,000 and it bears interest of Libor plus 0.8% per annum, payable semi-annually. The principal amount will also be paid semi-annually starting on December 15, 2009 up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the Loan (principal amount, interest rate and amortization schedule) (see Note 4 (iv)).

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8.	Financings (Continued)

(vii)	On November 1, 2007, the Company issued Global Notes of US$1,000,000 in the international capital market, due March 2018. The Notes bear interest at the rate of 5.875% per annum, payable semi-annually, beginning on March 1, 2008. The purpose of this issuance was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

(viii)	On January 11, 2008, PifCo issued Senior Global Notes of US$750,000, that constitute a single issue fungible with the US$1,000,000 launched on November 1, 2007, amounting to US$1,750,000 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8.	Financings (Continued)

Long-term financings - Additional information

a)	Long-term debt interest rates

						Payment period
	Date of issuance	Maturity	Interest rate		Amount	Interest	Principal

Senior notes
Senior notes	January, 2002	2011	9.750%		235,350	semiannually	bullet

					235,350

Sale of right to future receivables
Junior trust certificates
Series 2003-B	May, 2003	2013	3.748%		40,000	quarterly	bullet
Series 2003-A	May, 2003	2015	6.436%		110,000	quarterly	bullet

					150,000
Assets related to export prepayment to be offset against sale of right to future receivables
Series 2003-B	May, 2003	2013	3.748%		(40,000)	quarterly	bullet
Series 2003-A	May, 2003	2015	6.436%		(110,000)	quarterly	bullet

					(150,000)

					-

Senior trust certificates
Series 2003-B	May, 2003	2013	4.848%		87,350	quarterly	quarterly
Series 2003-A	May, 2003	2015	6.436%		244,100	quarterly	quarterly

					331,450

Japanese yen bonds	September, 2006	2016	2.150%		386,260	semiannually	bullet

					386,260

Global notes
Global notes	July, 2003	2013	9.125%		377,665	semiannually	bullet
Global notes	December, 2003	2018	8.375%		576,780	semiannually	bullet
Global notes	September, 2004	2014	7.750%		397,865	semiannually	bullet
Global notes	October, 2006	2016	6.125%		838,059	semiannually	bullet
Global notes	November, 2007	2018	5.875%		1,750,766	semiannually	bullet

					3,941,135

Financial institutions	from 2004	up to 2017	from 3.03	% to 5.60%	989,181	various	various

					989,181

					5,883,376

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8.	Financings (Continued)

Long-term financings - Additional information (Continued)

b)	Long-term debt maturity dates:

2010	474,608
2011	392,028
2012	161,798
2013	537,003
2014	553,874
Thereafter	3,764,065

5,883,376

9.	Other Operating Expenses

The Company recognized a loss of US$577,128 due to inventory impairment for the year ended December 31, 2008, as a result of the recently declines in the oil international market prices.

10.	Stockholder’s Deficit

Capital

The subscribed capital at December 31, 2008 and 2007 is US$300,050 divided into 300,050,000 shares of US$1.00 each.

Capital Contribution

In March 2008, the capital contribution increased US$212,468 as a result of a gain due to acquisition from Braspetro Oil Services Company - Brasoil and sale to Petrobras Netherlands B.V. - PNBV, an affiliated, of the platform P-37.

11.	Commitments and Contingencies

(a)	Oil purchase contract

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 202,955 barrels of crude oil and oil products per day at market prices.

(b)	Purchase option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case PNBV exercises the Put Option, upon the occurance of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

11.	Commitments and Contingencies (Continued)

(b)	Purchase option - Platforms (Continued)

In relation to Platform P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case PNBV exercises the Put Option, upon the occurance of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c)	Loans agreement

The Company’s outstanding position at December 31, 2008 in irrevocable letters of credit was US$627,946, as compared to US$730,045 at December 31, 2007, supporting crude oil and oil products imports and services.

Additionally, the Company had standby committed facilities available in the amount of US$546,270 (US$327,000 at December 31, 2007), which are not committed to any specific use. PifCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

In June 2008, PifCo issued a corporate guarantee to International Finance Corporation - IFC in the amount of US$40,000 to back a loan contracted by affiliate company Quattor Petroquímica in connection with Petrobras strategy to consolidate petrochemical assets in the southeast region of Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in Reais, at a rate of 1% p. a. over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event of financial execution of this guarantee, PifCo has been granted the right to recourse.

12.	Financial Instruments and Risk Management

PifCo’s policy for the risk management of the price of oil and oil products consists basically in protecting the margins in some specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12.	Financial Instruments and Risk Management (Continued)

As of December 31, 2008, the Company had the following outstanding commodity derivative contracts that were entered into:

	Notional amount in thousands
Commodity Contracts Maturity 2009	of bbl*
Futures and Forwards contracts	2008	2007

Crude oil and oil Products	(2,704)	(7,275)

* A negative notional amount represents a short position

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extend the hedge is effective, are reported in accumulated other comprehensive income until the forecasted transaction occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yens.

As of December 31, 2008, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps

		Notional Amount in
		thousand
Maturing in 2016%		(JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At December 31, 2008, the over the counter foreign exchange derivative contract, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$25,526.

PifCo designates at inception whether the derivative contract will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12.	Financial Instruments and Risk Management (Continued)

Cash Flow Hedge (Continued)

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2008.

	December 31, 2008				December 31, 2007
	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives
	Balance Sheet	Fair	Balance Sheet	Fair	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value

Derivatives designated as hedging instruments under SFAS 133
Foreign exchange contracts
Cross currency swap	Other current assets	47,278		-	Other current assets	3,193		-
Derivatives not designated as hedging instruments under SFAS 133
Commodity contracts	Other current assets	38,513	Other current liabilities	1,101	Trade accounts receivable	1,352	Other current liabilities	28,551

Total Derivatives		85,791		1,101		4,545		28,551

	Amount of Gain or (Loss)			Amount of Gain or (Loss) Reclassified
	Recognized in OCI on Derivative			from Accumulated OCI into Income
	(Effective Portion)			(Effective Portion)
Location of Gain or (Loss)
Derivatives in SFAS 133 -			Reclassified from
Cash Flow Hedging			Accumulated OCI into
Relationship	2008	2007	Income (effective portion)	2008	2007

Hedge on sales and
Foreign exchange contracts	(20,072)	3,255	financial transactions, net	(9,596)	(10,472)

	Location of Gain or (Loss)	Amount of Gain or (Loss) Recognized
Derivatives Not Designeted as Hedging	Recognized in Income on	in Income on Derivative
Instruments under SFAS 133	Derivative	2008	2007

Commodity contracts	Financial income	501,560	64,339
	Financial expense	(415,627)	(147,843)

Total		85,933	(83,504)

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2008 and 2007.

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

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12.	Financial Instruments and Risk Management (Continued)

Fair Value (Continued)

At December 31, 2008 and December 31, 2007 the Company’s long-term debt was US$5,883,376 and US$5,186,789 respectively, and had estimated fair values of approximately US$5,915,000 and US$5,625,000, respectively.

The Company’s long-term asset related to the export prepayment program was US$331,450 and US$710,925 at December 31, 2008 and December 31, 2007, and had fair values of US$335,100 and US$714,400, respectively.

The disclosure requirements of SFAS No. 157 and FSP FAS 157-2 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with SFAS-115.

The Company’s commodities derivatives and marketable securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets and liabilities in active markets, and, therefore, were classified as level 1.

The fair values of cross currency swaps were calculated using observable interest rates in JPY and USD for the full term of the contracts, and, therefore, were classified as level 2.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at December 31, 2008, was:

			December 31,
	Level 1	Level 2	2008

Assets
Marketable securities - available for sale	1,017,365	-	1,017,365
Derivatives	38,513	47,278	85,791
Liability
Derivatives	1,101	-	1,101

13.	Insurance

Petrobras is responsible for contracting and maintaining cargo and civil liability insurance. On December 31, 2008 and 2007 PifCo had insurance coverage for assets physical loss or damage pursuit to Petrobras insurance policy and in accordance to its activities.

The assumptions of risk adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

14.	Subsequent Events

Financings

On February 11, 2009, the Company issued Global Notes of US$1,500,000 due March 2019 in the international capital market. The Notes bear interest at the rate of 7.875% per annum, payable semiannually, beginning on September 15, 2009. The funds will be used for general corporate purposes, including the financing of the Petrobras Business Plan 2009-2013.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

14.	Subsequent Events (Continued)

Financings (Continued)

This financing had estimated issue cost of US$6,280, discount of US$25,755 and effective interest rate of 8.187% per annum. These Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo. Petrobras will unconditionally and irrevocably guarantee the full and punctual payment.

On March 24, 2009, the Company drewdown US$1,000,000 in a line of credit due on March 2011. The Line bear interest at a initial rate of 3 Month Libor + 2.65% per annum, payable quarterly. The proceeds will be used to finance the purchase of oil imports to Petrobras from PifCo.

* * *