Form 20-F
period 2009-12-31
PETROBRAS INTERNATIONAL FINANCE CO; PETROBRAS - PETROLEO BRASILEIRO SA
filed 2010-05-20
CIK 1163371, 1119639

As filed with the Securities and Exchange Commission on May 19, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009

Commission File Number 001-15106	Commission File Number: 001-33121
Petróleo Brasileiro S.A.—Petrobras	Petrobras International Finance Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—Petrobras
(Translation of registrant’s name into English)

The Federative Republic of Brazil (Jurisdiction of incorporation or organization)	Cayman Islands (Jurisdiction of incorporation or organization)
_____________
Avenida República do Chile, 65	4th Floor , Harbour Place
20031-912 – Rio de Janeiro – RJ	103 South Church Street
Brazil	P.O. Box 1034GT — BWI
(Address of principal executive offices)	George Town, Grand Cayman
Cayman Islands
Almir Guilherme Barbassa	(Address of principal executive offices)
(55 21) 3224-2040 – barbassa@petrobras.com.br
Avenida República do Chile, 65 – 23rd Floor	Sérvio Túlio da Rosa Tinoco
20031-912 – Rio de Janeiro – RJ	(55 21) 3224-1410 – ttinoco@petrobras.com.br
Brazil	Avenida República do Chile, 65 – 3rd Floor
20031-912 – Rio de Janeiro – RJ
(Name, telephone, e-mail and/or facsimile number and address of company contact person)	Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)
_____________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Petrobras Common Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares, or ADSs	New York Stock Exchange
(evidenced by American Depositary Receipts, or ADRs),
each representing 2 Common Shares
Petrobras Preferred Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares	New York Stock Exchange
(as evidenced by American Depositary Receipts),
each representing 2 Preferred Shares
6.125% Global Notes due 2016, issued by PifCo	New York Stock Exchange
5.875% Global Notes due 2018, issued by PifCo	New York Stock Exchange
7.875% Global Notes due 2019, issued by PifCo	New York Stock Exchange
5.75% Global Notes due 2020, issued by PifCo	New York Stock Exchange
6.875% Global Notes due 2040, issued by PifCo	New York Stock Exchange

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
9.750% Senior Notes due 2011, issued by PifCo
9.125% Global Notes due 2013, issued by PifCo
7.75% Global Notes due 2014, issued by PifCo
8.375% Global Notes due 2018, issued by PifCo

The number of outstanding shares of each class of stock of Petrobras and PifCo as of December 31, 2009 was:
5,073,347,344 Petrobras Common Shares, without par value
3,700,729,396 Petrobras Preferred Shares, without par value
300,050,000 PifCo Common Shares, at par value U.S.$1 per share

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
Yes ☑ [Petrobras] No ☐
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
Yes ☐ No ☑

i

ii

iii

FORWARD-LOOKING STATEMENTS

Many statements made in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. We have made forward- looking statements that address, among other things, our:

  regional marketing and expansion strategy;

  drilling and other exploration activities;

  import and export activities;

  projected and targeted capital expenditures and other costs, commitments and revenues;

  liquidity; and

  development of additional revenue sources.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

  our ability to obtain financing;

  general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

  global economic conditions;

  our ability to find, acquire or gain access to additional reserves and to successfully develop our current ones;

  uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves;

  competition;

  technical difficulties in the operation of our equipment and the provision of our services;

  changes in, or failure to comply with, laws or regulations;

  receipt of governmental approvals and licenses;

  international and Brazilian political, economic and social developments;

  military operations, acts of terrorism or sabotage, wars or embargoes;

  the cost and availability of adequate insurance coverage; and

  other factors discussed below under “Risk Factors.”

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

Barrels	Barrels of crude oil.

BSW	Basic sediment and water, a measurement of the water and sediment content of flowing crude oil.

Catalytic cracking	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.

Coker	A vessel in which bitumen is cracked into its fractions.

Condensate	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperature and pressure.

Deep water	Between 300 and 1,500 meters (984 and 4,921 feet) deep.

Distillation	A process by which liquids are separated or refined by vaporization followed by condensation.

EWT	Extended well test

FPSO	Floating Production, Storage and Offloading Unit.

Heavy crude oil	Crude oil with API density less than or equal to 22°.

Intermediate crude oil	Crude oil with API density higher than 22° and less than or equal to 31°.

Light crude oil	Crude oil with API density higher than 31°.

LNG	Liquefied natural gas.

LPG	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

NGLs	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperature and pressure.

Oil	Crude oil, including NGLs and condensates.

Pre-salt reservoir	A geological formation containing oil or natural gas deposits located beneath an evaporitic layer.

Proved reserves
Consistent with the definitions in the SEC’s Amended Rule 4-10(a) of Regulation S- X, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price is the average price during the 12-month period prior to December 31, 2009, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The project to extract the hydrocarbons must have commenced or we must be reasonably certain that we will commence the project within a reasonable time.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Proved developed reserves
Proved developed reserves are reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped reserves
Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

Undrilled locations are classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Proved undeveloped reserves do not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.

SS	Semi-submersible unit.

Ultra-deep water	Over 1,500 meters (4,921 feet) deep.

CONVERSION TABLE
1 acre	=	0.004047 km2

1 barrel	=	42 U.S. gallons	=	Approximately 0.13 t of oil

1 boe	=	1 barrel of crude oil equivalent	=	6,000 cf of natural gas

1 m3 of natural gas	=	35.315 cf	=	0.0059 boe

1 km	=	0.6214 miles

1 km2	=	247 acres

1 meter	=	3.2808 feet

1 t of crude oil	=	1,000 kilograms of crude oil	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)

ABBREVIATIONS

bbl	Barrels
bn	Billion (thousand million)
bnbbl	Billion barrels
bncf	Billion cubic feet
bnm[3]	Billion cubic meters
boe	Barrels of oil equivalent
bbl/d	Barrels per day
cf	Cubic feet
GOM	Gulf of Mexico
GW	Gigawatts
GWh	One gigawatt of power supplied or demanded for one hour
km	Kilometer
km2	Square kilometers
m3	Cubic meter
mbbl	Thousand barrels
mbbl/d	Thousand barrels per day
mboe	Thousand barrels of oil equivalent
mboe/d	Thousand barrels of oil equivalent per day
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
mm3	Thousand cubic meters
mm3 /d	Thousand cubic meters per day
mmbbl	Million barrels
mmbbl/d	Million barrels per day
mmboe	Million barrels of oil equivalent
mmboe/d	Million barrels of oil equivalent per day
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
mmm[3]	Million cubic meters
mmm3 /d	Million cubic meters per day
mmt/y	Million metric tons per year
MW	Megawatts
MWavg	Amount of energy (in MWh) divided by the time (in hours) in which such energy is produced or consumed
MWh	One megawatt of power supplied or demanded for one hour
P$	Argentine pesos
R$	Brazilian reais
t	Metric ton
tcf	Trillion cubic feet
U.S.$	United States dollars
/d	Per day
/y	Per year

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

Petrobras

The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements. We also publish financial statements in Brazil in reais in accordance with the accounting principles required by Law No. 6404/76, as amended, or Brazilian Corporate Law and the regulations promulgated by the Comissão de Valores Mobiliários (Brazilian Securities Commission, or the CVM), or Brazilian GAAP, which differs in significant respects from U.S. GAAP. Beginning in 2008, significant changes are being made to Brazilian Corporate Law to permit Brazilian GAAP to converge with International Financial Reporting Standards (“IFRS”). Pursuant to CVM regulations, we are required to report our financial statements in reais in IFRS beginning with the year ending December 31, 2010. Our consolidated financial statements as of March 31, 2010, in reais, were prepared in accordance with IFRS. We do not expect to discontinue U.S. GAAP reporting for the year ended December 31, 2010.

Our functional currency is the Brazilian real. As described more fully in Note 2(a) to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our audited consolidated financial statements have been recalculated or translated from the real amounts in accordance with the criteria set forth in Accounting Standard Codification – ASC Topic 830 – Foreign Currency Matters. U.S. dollar amounts presented in this annual report have been translated from reais at the period-end exchange rate for balance sheet items and the average exchange rate prevailing during the period for income statement and cash flow items.

Unless the context otherwise indicates:

  historical data contained in this annual report that were not derived from the audited consolidated financial statements have been translated from reais on a similar basis;

  forward-looking amounts, including estimated future capital expenditures, have all been based on our Petrobras 2020 Strategic Plan, which covers the period from 2009 to 2020, and on our 2009-2013 Business Plan, and have been projected on a constant basis and have been translated from reais in 2010 at an estimated average exchange rate of R$2.00 to U.S.$1.00, and future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$61 per barrel for 2010, U.S.$72 for 2011, U.S.$74 for 2012, U.S.$68 per barrel for 2013 and U.S.$60 per barrel for 2014 adjusted for our quality and location differences, unless otherwise stated; and

  estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.

PifCo

PifCo’s functional currency is the U.S. dollar. Substantially all of PifCo’s sales are made in U.S. dollars and all of its debt is denominated in U.S. dollars. Accordingly, PifCo’s audited consolidated financial statements as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. GAAP and include PifCo’s wholly owned subsidiaries: Petrobras Europe Limited, Petrobras Finance Limited, Bear Insurance Company Limited (BEAR) and Petrobras Singapore Private Limited.

RECENT DEVELOPMENTS

Consolidation of Petrochemical Assets at Braskem

After a series of consolidations and restructurings, in early 2009 we held minority interests in Brazil’s two largest petrochemical companies: Braskem S.A. (Braskem), 25.4% of total capital and 31% of voting stock, and Quattor Participações (Quattor), 40% of total capital and 40% of voting stock. In January 2010, we further consolidated our position in the Brazilian petrochemical industry by announcing the merger of Braskem and Quattor, creating Brazil’s largest petrochemicals company and the largest producer of thermoplastic resin in the Americas. We and our partner, Odebrecht S.A. (Odebrecht), will create a new holding company for Braskem called BRK Investimentos Petroquímicos S.A. (BRK) and proceed to consolidate our direct and indirect interests in the Brazilian petrochemical industry at Braskem through a series of mergers and capital increases. Decision-making at Braskem will be governed by a Shareholders’ Agreement to be entered into with Odebrecht. See Item 4. “Information on the Company—Refining, Transportation and Marketing—Petrochemicals and Fertilizers.”

Proposed Changes to the Oil Law in Light of
Discoveries in the Pre-Salt Areas

The Brazilian Congress is currently considering legislation that, if adopted, will significantly expand our operations in the pre-salt areas located off the coast of Brazil. The proposed legislation would, among other things, introduce production-sharing contracts for oil and gas exploration and production in pre-salt areas not under concession and in potentially strategic areas as defined by the National Energy Policy Council (CNPE), make us the exclusive operator in all pre-salt areas not yet under concession, and grant us either a 100% interest or a minimum interest to be established by the CNPE that would not be less than 30% in all pre-salt blocks not yet under concession with the option to increase our stake through a public bidding process.

A second legislative proposal currently under discussion in the Brazilian Congress involves a “transfer of rights” under which the Brazilian government would assign to us oil and gas exploration and production rights in pre-salt areas not under concession, up to a maximum prospective recovery of 5 billion barrels of oil equivalent. Along with this transfer of rights, the Brazilian government would be authorized to subscribe for additional shares of our capital stock, and the proceeds would be used for exploration and production of the areas transferred to us by the Brazilian government, general corporate purposes and to finance our planned capital expenditures.

For more information on these and other proposed changes to the Oil Law pending before the Brazilian Congress, see Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Proposed Changes to the Oil Law.”

Investment in Brazilian Ethanol Industry

On April 30, 2010, we announced a strategic partnership with Tereos Participações Ltda. (Tereos International), a Brazilian subsidiary of the Tereos Group, under which we will invest a total of R$1.6 billion (U.S.$909 million) over five years to acquire a 45.7% stake in Açúcar Guarani S.A. (Guarani), the fourth-largest sugarcane processor in Brazil. Our investment in Guarani, which is subject to Brazilian antirust approval, will allow us to significantly increase our ethanol production, stimulate improvements in product quality, and further develop our ethanol distribution and marketing operations in accordance with our 2009-2013 Business Plan. See Item 4. “Information on the Company—Bio-Renewables.”

PRESENTATION OF INFORMATION CONCERNING RESERVES

Petrobras adopted new SEC rules for estimating and disclosing oil and gas reserve quantities included in this annual report. In accordance with these new rules, the year-end 2009 reserve volumes have been estimated using average prices during the 12-month period and include non- traditional reserves, such as synthetic oil and gas. Year-end 2008 and 2007 reserve volumes were estimated using year-end prices. In addition, the amended rules also adopted a reliable technology definition that permits reserves to be added based on field-tested technologies. The adoption of the SEC’s new rules for estimating and disclosing oil and gas reserves and the FASB’s issuance of the Accounting Standards Update No. 2010-03 “Oil and Gas Reserve Estimation and Disclosure” in December 2009 generated no material impact on our reported reserves or on our consolidated financial position or results of operations other than additional disclosures as discussed in Note 2(n) to our audited consolidated financial statements. DeGolyer and MacNaughton (D&M) provided estimates of most of our net domestic reserves as of December 31, 2009. D&M also provided estimates of most of our net international reserves where we are the operator as of December 31, 2009. All reserve estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.

On January 14, 2010, we filed reserve estimates for Brazil with the ANP, in accordance with Brazilian rules and regulations, totaling 12.06 billion barrels of crude oil and condensate and 12.67 trillion cubic feet of natural gas. The reserve estimates we filed with the ANP and those provided herein differ by approximately 22.5%. This difference is due to (i) the ANP requirement that we estimate proved reserves through the technical abandonment of production wells, as opposed to limiting reserve estimates to the life of our concession contracts as required by Rule 4-10 of Regulation S-X and (ii) different technical criteria for booking proved reserves, including the use of current oil prices as opposed to the SEC requirement that the 12-month average price be used to determine the economic producibility of reserves in Brazil.

We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers, or SPE. The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 0.49 billion barrels of crude oil and NGLs and 1.22 trillion cubic feet of natural gas, which is approximately 20% higher than the reserve estimates calculated under Regulation S- X, as provided herein. This difference occurs because we have not yet included all volumes associated with fluid injection projects in Nigeria as proved reserves in accordance with the new SEC rules for estimating and disclosing oil and gas reserves. We will gradually add these volumes to our SEC proved reserves after performing additional engineering analysis of oil recovery techniques.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Petrobras

 The following tables set forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2009 has been derived from our audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2009, 2008, 2007 and 2006 and by Ernst & Young Auditores Independentes S/S for the year ended December 31, 2005. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.” Certain prior year amounts for 2008, 2007, 2006 and 2005 have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income or any material effect on our consolidated financial statements.

BALANCE SHEET DATA—PETROBRAS

	As of December 31,
	2009	2008	2007	2006	2005
	(U.S.$ million)
Assets:
Total current assets	42,644	26,758	29,140	30,955	25,784
Property, plant and equipment, net	136,167	84,719	84,282	58,897	45,920
Investments in non-consolidated companies and other investments	4,350	3,198	5,112	3,262	1,810
Total non-current assets	17,109	11,020	11,181	5,566	5,124
Total assets	200,270	125,695	129,715	98,680	78,638
Liabilities and shareholders' equity:
Total current liabilities	30,965	24,756	24,468	21,976	18,161
Total long-term liabilities(1)	25,736	17,731	21,534	16,829	12,747
Long-term debt(2)	48,149	20,640	16,202	13,610	13,739
Total liabilities	104,850	63,127	62,204	52,415	44,647
Shareholders' equity
Shares authorized and issued:
Preferred share	15,106	15,106	8,620	7,718	4,772
Common share	21,088	21,088	12,196	10,959	6,929
Capital reserve and other comprehensive income	57,864	25,715	44,363	25,622	21,216
Petrobras' shareholders' equity	94,058	61,909	65,179	44,299	32,917
Noncontrolling interest	1,362	659	2,332	1,966	1,074
Total equity	95,420	62,568	67,511	46,265	33,991
Total liabilities and shareholders' equity	200,270	125,695	129,715	98,680	78,638

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.

INCOME STATEMENT DATA—PETROBRAS

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(U.S.$ million, except for share and per share data)

Net operating revenues	91,869	118,257	87,735	72,347	56,324
Operating income(1)	21,869	25,294	20,451	19,844	15,085
Net income for the year attributable to Petrobras(2)	15,504	18,879	13,138	12,826	10,344
Weighted average number of shares outstanding:(3)
Common	5,073,347,344	5,073,347,344	5,073,347,344	5,073,347,344	5,073,347,344
Preferred	3,700,729,396	3,700,729,396	3,700,729,396	3,699,806,288	3,698,956,056
Operating income per:(1)(3)
Common and Preferred Shares.	2.49	2.88	2.33	2.26	1.72
Common and Preferred ADS(4)	4.98	5.76	4.66	4.52	3.44
Basic and diluted earnings per:(2)(3)
Common and Preferred Shares	1.77	2.15	1.50	1.46	1.18
Common and Preferred ADS(4)	3.54	4.30	3.00	2.92	2.36
Cash dividends per:(3)(5)
Common and Preferred shares	0.59	0.47	0.35	0.42	0.34
Common and Preferred ADS(4)	1.18	0.94	0.70	0.84	0.68

(1)
Beginning in 2008, we have accounted for employee benefit expenses for non-active participants as part of operating expenses rather than non-operating expenses. This reclassification had no effect on our consolidated net income, other than disclosure of our consolidated statements of income. Operating income amounts for all periods give effect to this reclassification.

(2)	Our net income represents our income from continuing operations.
(3)	We carried out a two-for-one stock split on April 25, 2008. Share and per share amounts for all periods give effect to the stock split.
(4)
We carried out a four-for-one reverse stock split in July 2007 that changed the ratio of underlying shares to American Depositary Shares from four shares for each ADS to two shares for each ADS. Per share amounts for all periods give effect to the stock split.

(5)	Represents dividends paid during the year.

PifCo

The following tables set forth PifCo’s selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The data for each of the five years in the period ended December 31, 2009 have been derived from PifCo’s audited consolidated financial statements, which were audited by KPMG Auditores

Independentes for the years ended December 31, 2009, 2008, 2007 and 2006, and by Ernst & Young Auditores Independentes S/S for the year ended December 31, 2005. The information below should be read in conjunction with, and is qualified in its entirety by reference to, PifCo’s audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA—PifCo

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(U.S.$ million)
Assets:
Total current assets	22,986	30,383	28,002	19,241	13,242
Property and equipment, net	2	2	1	1	-
Total other assets	3,377	2,918	4,867	2,079	3,507
Total assets	26,365	33,303	32,870	21,321	16,749

Liabilities and stockholder's equity:
Total current liabilities	13,175	28,012	27,686	9,264	7,098
Total long-term liabilities(1)	-	-	-	7,442	3,734
Long-term debt(2)	13,269	5,884	5,187	4,640	5,909
Total liabilities	26,444	33,896	32,873	21,346	16,741
Total stockholder's (deficit) equity	(79)	(593)	(3)	(25)	8
Total liabilities and stockholder's equity	26,365	33,303	32,870	21,321	16,749

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.

INCOME STATEMENT DATA—PifCo

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(U.S.$ million)
Net operating revenue	28,850	42,443	26,732	22,070	17,136
Operating income (loss)	578	(927)	127	(38)	(13)
Net income (loss) for the year	487	(772)	29	(211)	(28)

RISK FACTORS

Risks Relating to Our Operations

Substantial or extended declines and volatility in the international prices of crude oil, oil products and natural gas may have a material adverse effect on our income and future growth targets.

The majority of our revenue is derived primarily from sales of crude oil and oil products and, to a lesser extent, natural gas. We do not, and will not, have control over the factors affecting international prices for crude oil, oil products and natural gas. The average price of Brent crude, an international benchmark oil, was approximately U.S.$62.40 per barrel in 2009, U.S.$96.99 per barrel for 2008 and U.S.$72.52 per barrel for 2007, and the average price of Brent crude was U.S.$76.78 per barrel in the first quarter of 2010. Changes in crude oil prices typically result in changes in prices for oil products and natural gas.

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

  global financial crises, such as the global financial crisis of 2008;

  competition from other energy sources;

  domestic and foreign government regulations; and

  weather conditions.

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

Our ability to achieve our long-term growth objectives for oil production depends on our ability to discover additional reserves and successfully develop them, and failure to do so could prevent us from achieving our long-term goals for growth in production.

Our ability to achieve our long-term growth objectives for oil production, including those defined in our 2009-2013 Business Plan, is highly dependent upon our ability to obtain new concessions through new bidding rounds and discover additional reserves, as well as to successfully develop our existing reserves. We will need to make substantial investments to achieve the growth targets set forth in our 2009-2013 Business Plan and we cannot assure you we will be able to raise the required capital.

Further, our competitive advantage in bidding rounds for new concessions in Brazil has diminished over the years as a result of the increased competition in the oil and gas sector in Brazil. In addition, our exploration activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves. The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or accidents, and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. These risks are heightened when we drill in deep and ultra-deep water. Deep and ultra-deepwater drilling represented approximately 72.6% of the offshore exploratory wells we drilled in 2009.

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

Exploiting our oil and gas discoveries in the pre-salt reservoirs will require substantial additional amounts of capital, human resources and a broad range of offshore oil services. A primary operational challenge will be the development of an innovative set of solutions to the new challenges posed by exploration and production in the newly discovered pre-salt reservoirs.

These reservoirs are located in deep and ultra-deep waters at considerable distances from the shore and are of a size and magnitude that present operational challenges to our resources. In addition, the oil from these reservoirs presents a unique set of properties requiring the development of new exploration technology. We will be continually faced with these new challenges, and we may not be able to secure sufficient resources to develop the technology we will require to meet our exploration, production and development goals with respect to our pre-salt reservoirs.

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

As environmental regulations become more stringent, and as new laws and regulations relating to climate change, including carbon controls, become applicable to us, it is probable that our capital expenditures for compliance with environmental regulations and to effect improvements in our health, safety and environmental practices will increase substantially in the future. Increased expenditures to comply with environmental regulations may result in reductions in other strategic investments. Any substantial increase in expenditures for compliance with environmental regulations or reduction in strategic investments may have a material adverse effect on our results of operations or financial condition.

We may incur losses and spend time and money defending pending litigations and arbitrations.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. For example, on the grounds that drilling and production platforms may not be classified as sea-going vessels, the Brazilian Revenue Service asserted that overseas remittances for charter payments should be reclassified as lease payment and subject to a withholding tax of 25%. The Revenue Service has filed a tax assessment against us that on December 31, 2009, amounted to R$4,391 million (approximately U.S.$2,522 million). See Item 8. “Financial Information—Legal Proceedings.”

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

Over the past few years, we have invested, alone or with other investors, in a number of gas- fired power plants in Brazil. These gas-fired power plants provide non-base-load capacity to the grid and tend to operate at low average utilization rates. This low utilization rate may limit our ability to provide a full return of capital on these investments.

We are also subject to fines and may lose our license to sell electricity if we are unable to fulfill our energy delivery commitments to the Agência Nacional de Energia Elétrica—ANEEL, the Brazilian energy regulator, due to gas supply constraints. There are several factors that may affect our ability to deliver gas to our gas-fired power plants including our inability to secure supply of natural gas, problems affecting our natural gas infrastructure and increasing demand in the non-thermoelectric market. See Item 4. “Information on the Company—Gas and Power—Power—Electricity Sales” for a more detailed description of these risks.

Natural gas demand is also influenced by general economic conditions and oil prices. Our natural gas prices do not immediately adjust to fluctuations in the international price of crude oil and oil products, which can make natural gas less competitive until it adjusts to lower international prices. If the Brazilian market does not develop as we expect, the resulting decrease in demand for our natural gas may have a material adverse effect on our results of operations and financial condition.

As a result of the foregoing, our investment in the natural gas and domestic power markets has generated losses in the past and may not generate the returns we expect in the future.

Exchange rate fluctuations could have a material adverse effect on our financial condition and results of operations, because most of our revenues are in reais and a large portion of our liabilities are in foreign currencies.

The impacts of fluctuations in exchange rates, especially the real/U.S. dollar rate, on our operations are varied and may be material. The principal market for our products is Brazil, as over the last three fiscal years over 73% our revenues have been denominated in reais, while some of our operating expenses and capital expenditures and a substantial portion of our indebtedness are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2009 we imported U.S.$12.3 billion of crude oil and oil products, the prices of which were all denominated and paid in U.S. dollars.

Our recent financial statements reflect the appreciation of the real by 8.7%, 17.2% and 25.4% against the U.S. dollar in 2006, 2007 and 2009, respectively, and the depreciation of the real by 31.9% against the U.S. dollar in 2008. The weakness of the U.S. dollar against other currencies in general has also affected our results. As of May 17, 2010, the exchange rate of the real to the U.S. dollar was R$1.8045 per U.S.$1.00, representing a depreciation of approximately 3.6% in 2010, year-to-date.

We are exposed to increases in prevailing market interest rates, which leaves us vulnerable to increased financing expenses.

As of December 31, 2009, approximately 51% — U.S.$29,047 million of our total indebtedness — consisted of floating rate debt. In light of cost considerations and market analysis, we decided not to enter into derivative contracts or make other arrangements to hedge against the risk of an increase in interest rates. Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition.

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

We are subject to substantial risks relating to our international operations, in particular in South America, West Africa and the Middle East.

We operate in a number of different countries, particularly in South America, West Africa and the Middle East, that can be politically, economically and socially unstable. The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:

  the imposition of exchange or price controls;

  the imposition of restrictions on hydrocarbon exports;

  the fluctuation of local currencies against the real;

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

Of the countries outside of Brazil in which we operate, Argentina is the most significant, representing 43.6% of our total international crude oil and natural gas production and 44.3% of our international proved crude oil and natural gas reserves as of December 31, 2009. Since 2007, the Argentine government has increased export tax rates for crude oil, natural gas and oil products that have negatively affected our results of operations and financial condition. We also have operations in Bolivia and Venezuela that represented, respectively, 19.8% and 4.3% of our total international production in barrels of oil equivalent at December 31, 2009. At December 31, 2008, Bolivia accounted for 31.02% of our international proved crude oil and natural gas reserves. However, on January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources. As a result, we were not able to include any proved reserves in Bolivia as reported at December 31, 2008 in our proved reserves for year-end 2009. We continue to report production from our operations in Bolivia under our existing contracts in that country. For more information about our operations outside Brazil, see Item 4. “Information on the Company—International.”

Risks Relating to PifCo

PifCo’s operations and debt servicing capabilities are dependent on us.

PifCo’s financial position and results of operations are directly affected by our decisions. PifCo is a direct wholly owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. Currently, PifCo purchases crude oil and oil products from third parties and sells them at a premium to us on a deferred payment basis. PifCo also purchases crude oil and oil products from us and sells them outside Brazil.

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

Financing for PifCo’s commercial operations is provided by us, as well as third-party credit providers in favor of whom we provide credit support. Our support of PifCo’s debt obligations is made through unconditional and irrevocable guaranties of payment.

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

PifCo is currently engaged in the purchase of crude oil and oil products for sale to us, as described above. PifCo regularly incurs indebtedness related to such purchases and/or in obtaining financing from us or third-party creditors. All such indebtedness has the benefit of a guaranty or other support from us, and PifCo has historically passed on its financing costs to us by selling crude oil and oil products to us at a premium to compensate for its financing costs. If for any reason we are not permitted to continue these practices, this would have a materially adverse effect on PifCo’s business and on its ability to meet its debt obligations in the long term.

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

In particular, we continue to assist the Brazilian government to ensure that the supply and pricing of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition. Prior to January 2002, prices for crude oil and oil products were regulated by the Brazilian government, occasionally set below prices prevailing in the world oil markets. We cannot assure you that price controls will not be reinstated in Brazil.

We may not be able to obtain financing for some of our planned investments, and failure to do so could adversely affect our operating results and financial condition.

The Brazilian government maintains control over our investment budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy (MME), and the Brazilian Congress for approval. If our approved budget reduces our proposed investments and incurrence of new debt and we cannot obtain financing that does not require Brazilian government approval, we may not be able to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields. If we are unable to make these investments, our operating results and financial condition may be adversely affected.

In addition, we expect to raise a substantial amount of capital to finance our exploration and production activities in pre-salt reservoirs and other planned investments by means of a capitalization. As part of the proposed changes to the Oil Law, the Brazilian Congress may authorize an onerous transfer of exploration and production rights in pre-salt areas not under concession from the Brazilian government to us, and allow us to exploit those areas. The proposed changes to the Oil Law are subject to approval from the Brazilian Congress. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Proposed Changes to the Oil Law.” Our operating results and financial condition may be adversely affected if a capitalization does not occur and we are unable to make our planned investments.

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

  devaluations and other exchange rate movements;

  inflation;

  exchange control policies;

  social instability;

  price instability;

  interest rates;

  liquidity of domestic capital and lending markets;

  tax policy;

  regulatory policy for the oil and gas industry, including pricing policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

We may specifically be affected by certain initiatives to increase taxation on our exploration and production activities. In June 2003, the State of Rio de Janeiro enacted a new tax law that imposed a Domestic State Tax (ICMS) on our exploration and production activities, including on import of oil and gas exploratory equipment. The State of Rio de Janeiro has never enforced this law, and its constitutionality is being challenged in the Brazilian Supreme Court (Supremo Tribunal Federal, or STF). In the event that the state government attempts to enforce this law and the courts uphold that enforcement, we estimate that the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase approximately R$10.2 billion (U.S.$5.9 billion) per year.

In addition, the recent discovery of large petroleum and natural gas reserves in the pre-salt areas of the Campos and Santos basins has prompted a proposal to change the existing Oil Law. The Brazilian Congress is currently considering substantial changes in the regulation of exploration and production activities in the pre-salt areas not subject to existing concessions. We cannot estimate the impact that any change to the Oil Law would have on Petrobras, or when any new regulations may become effective. See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Proposed Changes to the Oil Law.”

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

Our principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation have been historically high in Brazil prior to 1995 and Brazil experienced hyperinflation in the past. As measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazil had annual rates of inflation of 4.46% in 2007, 5.90% in 2008 and 4.31% in 2009. Considering the historically high rates of inflation, Brazil may experience higher levels of inflation in the future. The lower levels of inflation experienced since 1995 may not continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation, which may adversely affect our financial condition.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs, and limit our ability to finance our operations.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our shares and ADSs, and could limit our ability to finance our operations.

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

However, the preemptive rights will expire if the depositary cannot sell them. For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information–Memorandum and Articles of Association of Petrobras–Preemptive Rights.”

Restrictions on the movement of capital out of Brazil may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the common or preferred shares underlying the ADSs and may impact our ability to service certain debt obligations, including guaranties we have entered into in support of PifCo’s notes.

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

Similar restrictions, if imposed, could also impair or prevent the conversion of payments under the guaranties supporting PifCo’s notes from reais into U.S. dollars and the remittance of the U.S. dollars abroad. In the case that the PifCo noteholders receive payments in reais corresponding to the equivalent U.S. dollar amounts due under PifCo’s notes, it may not be possible to convert these amounts into U.S. dollars. These restrictions, if imposed, could also prevent us from making funds available to PifCo in U.S. dollars abroad, in which case PifCo may not have sufficient U.S. dollar funds available to make payment on its debt obligations.

In addition, payments of dividends and other distributions to shareholders and payments under Petrobras' guaranties in connection with PifCo’s notes do not currently require approval by or registration with the Central Bank of Brazil. The Central Bank of Brazil may nonetheless impose prior approval requirements on the remittance of U.S. dollars abroad, which could cause delays in such payments.

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

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil. In addition, the rights of an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect their interests against actions by our board of directors are different under Brazilian Corporate Law than under the laws of other jurisdictions. Rules against insider trading and self- dealing and the preservation of shareholder interests may also be different in Brazil than in the United States. There is also a less active plaintiff's bar dedicated to the enforcement of shareholders' rights in Brazil than in the United States. In addition, shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

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

We would be required to pay judgments of Brazilian courts enforcing our obligations under the guaranty relating to PifCo’s notes only in reais.

If proceedings were brought in Brazil seeking to enforce our obligations in respect of the guaranty relating to PifCo’s notes, we would be required to discharge our obligations only in reais. Under the Brazilian exchange control rules, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.

A finding that we are subject to U.S. bankruptcy laws and that the guaranty executed by us were a fraudulent conveyance could result in PifCo noteholders losing their legal claim against us.

PifCo’s obligation to make payments on the PifCo notes is supported by our obligation under the corresponding guaranty. We have been advised by our external U.S. counsel that the guaranty is valid and enforceable in accordance with the laws of the State of New York and the United States. In addition, we have been advised by our general counsel that the laws of Brazil do not prevent the guaranty from being valid, binding and enforceable against us in accordance with its terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to the guaranty, and we, at the time we entered into the relevant guaranty:

  were or are insolvent or rendered insolvent by reason of our entry into such guaranty;

  were or are engaged in business or transactions for which the assets remaining with us constituted unreasonably small capital; or

  intended to incur or incurred, or believed or believe that we would incur, debts beyond our ability to pay such debts as they mature; and

  in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefore,

then our obligations under the guaranty could be avoided, or claims with respect to that agreement could be subordinated to the claims of other creditors. Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by us as a result of PifCo’s issuance of these notes. To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the PifCo notes would not have a claim against us under the relevant guaranty and will solely have a claim against PifCo. We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PifCo noteholders relating to any avoided portion of the guaranty.

Item 4. Information on the Company

History and Development

Petróleo Brasileiro S.A.—Petrobras—was incorporated in 1953 to conduct the Brazilian government’s hydrocarbon activities. We began operations in 1954 and for approximately forty years carried out crude oil and natural gas production and refining activities in Brazil on behalf of the government.

As part of a comprehensive reform of the oil and gas regulatory system, the Brazilian Congress amended the Brazilian Constitution in 1995 to authorize the Brazilian government to contract with any state or privately-owned company to carry out upstream and downstream oil and gas activities in Brazil. On August 6, 1997, Brazil enacted the Oil Law (Law No. 9,478), which established a new regulatory framework, ended our exclusive right to carry out oil and gas activities, and allowed competition in all aspects of the oil and gas industry in Brazil. Since that time, we have been operating in an increasingly deregulated and competitive environment. The Oil Law also created an independent regulatory agency, the ANP, to regulate the oil, natural gas and renewable fuel industry in Brazil and to create a competitive environment in the oil and gas sector. Effective January 2, 2002, Brazil deregulated prices for crude oil, oil products and natural gas. See “Regulation of the Oil and Gas Industry in Brazil— Price Regulation.”

Our common and preferred shares have been traded on the São Paulo Stock Exchange since 1968. Petrobras was incorporated as a state- controlled company under Law No. 2,004 (effective October 3, 1953), and a majority of our voting capital must be owned by the Brazilian federal government, a state or a municipality. As of December 31, 2009, the Brazilian government owned 32.1% of our outstanding capital stock and 55.6% of our voting shares. We operate through subsidiaries, joint ventures, and associated companies established in Brazil and many other countries. Our principal executive office is located at Avenida República do Chile 65, 20031-912 Rio de Janeiro, RJ, Brazil and our telephone number is (55-21) 3224-4477.

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

In 2009, our average domestic daily hydrocarbons production was 2,101.3 mboe/d, an estimated 98.5% of Brazil’s total. Over 84% of our domestic proved reserves are in large, contiguous and highly productive fields in the offshore Campos Basin, which allows us to concentrate our operational infrastructure and limit our costs of exploration, development and production. In 40 years of developing Brazil’s offshore basins we have developed special expertise in deepwater exploration and production, which we exploit both in Brazil and in other offshore oil provinces.

We operate substantially all the refining capacity in Brazil. Most of our refineries are located in Southeastern Brazil, within the country’s most populated and industrialized markets and adjacent to the Campos Basin that provides most of our crude oil. Our domestic refining capacity of 1,942 mbbl/d is well balanced with our domestic refining production of 1,823 mbbl/d and sales of oil products to domestic markets of 1,754 mbbl/d. We expect the growth of our production capacity to exceed sales in the domestic market and for that trend to strengthen over time. We are also involved in the production of petrochemicals and fertilizers. We distribute oil products through our own “BR” network of retailers and to wholesalers.

We participate in most aspects of the Brazilian natural gas market. We expect that the percentage of natural gas in Brazil’s energy matrix will grow in the future as we expand our production of both associated and non-associated gas, mainly from offshore fields in the Campos, Espírito Santo and Santos basins, and extend Brazil’s gas transportation infrastructure. We use LNG terminals and import natural gas from Bolivia to meet demand and diversify our supply. We also participate in the domestic power market primarily through our investments in gas-fired thermoelectric power plants.

Outside of Brazil, we are active in 24 countries. In South America, our operations extend from exploration and production to refining, marketing, retail services and natural gas pipelines. In North America, we produce oil and gas and have refining operations in the United States. In Africa, we produce oil in Angola and Nigeria, and in Asia, we have refining operations in Japan. In other countries, we are engaged only in oil and gas exploration.

Our activities comprise five business segments:

  Exploration and Production: oil and gas exploration, development and production in Brazil;

  Refining, Transportation and Marketing: downstream activities in Brazil, including refining, logistics, transportation, oil products and crude oil exports and imports, petrochemicals and fertilizers;

    Distribution: distribution of oil products to wholesalers and through our “BR” retail network in Brazil;

    Gas and Power: gas transportation and distribution, electric power generation using natural gas and renewable energy sources; and

    International: exploration and production, refining, transportation and marketing, distribution and gas and power operations outside of Brazil.

  The following table sets forth key information for each business segment in 2009:

	2009
	Exploration and Production	Refining, Transportation and Marketing	Distribution	Gas and Power	International	Corporate(1)	Eliminations	Group Total
	(U.S.$ million)
Net operating revenues	38,777	74,621	29,672	5,652	10,197	–	(67,050)	91,869
Income (loss) before income tax	14,588	9,819	960	657	232	(3,520)	(675)	22,061
Total assets at December 31	77,596	50,469	6,127	24,861	14,914	31,198	(4,895)	200,270
Capital expenditures	16,488	10,466	369	5,116	2,111	584	–	35,134

(1)

  Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants. Beginning in 2009, our Corporate segment includes the results from our Bio-Renewables operations. In prior years, the results from our Bio-Renewables operations were included in our Gas and Power segment.

  The following tables set forth our production of crude oil, natural gas, synthetic oil and synthetic gas by geographic area in 2009, 2008 and 2007:

	2009					2008					2007
	Oil (mbbl/d)	Synthetic Oil (mbbl/d)(4)	Nat. Gas (mmcf/d)(1)	Synthetic Gas (mmcf/d)(1)(4)	Total (mboe/d)	Oil (mbbl/d)	Synthetic Oil (mbbl/d)(4)	Nat. Gas (mmcf/d)(1)	Synthetic Gas (mmcf/d)(1)(4)	Total (mboe/d)	Oil (mbbl/d)	Synthetic Oil (mbbl/d)(4)	Nat. Gas (mmcf/d)(1)	Synthetic Gas (mmcf/d)(1)(4)	Total (mboe/d)
Brazil:
Roncador field(2)	368.9	0.0	163.7	0.0	396.2	267.6	0.0	119.4	0.0	287.5	85.6	0.0	28.2	0.0	90.3
Other	1,598.1	3.8	615.0	4.4	1,705.2	1,583.9	3.2	876.2	3.8	1,733.8	1,702.7	3.6	745.1	3.6	1,831.3
Total Brazil.	1,967.0	3.8	778.7	4.4	2,101.4	1,851.5	3.2	995.6	3.8	2,021.3	1,788.3	3.6	773.3	3.6	1,921.6
International:
South America (outside of Brazil)	85.6	0.0	569.3	0.0	180.4	97.3	0.0	571.2	0.0	192.5	101.9	0.0	585.0	0.0	199.4
North America	1.5	0.0	10.6	0.0	3.3	1.7	0.0	13.3	0.0	3.9	4.2	0.0	35.8	0.0	10.2
Africa.	44.3	0.0	0.0	0.0	44.3	7.9	0.0	0.0	0.0	7.9	3.6	0.0	0.0	0.0	3.6
Total International.	131.4	0.0	579.9	0.0	228.0	106.9	0.0	584.5	0.0	204.3	109.7	0.0	620.8	0.0	213.2
Total consolidated production	2,098.4	3.8	1,358.6	4.4	2,329.4	1,958.4	3.2	1,580.1	3.8	2,225.6	1,898.0	3.6	1,394.1	3.6	2,134.8
Equity and non-consolidated affiliates:(3)
South America (outside of Brazil)	9.3	0.0	5.6	0.0	10.2	13.0	0.0	21.5	0.0	16.6	13.9	0.0	11.5	0.0	15.9
Worldwide production	2,107.7	3.8	1,364.2	4.4	2,339.6	1,971.4	3.2	1,601.6	3.8	2,242.2	1,911.9	3.6	1,405.6	3.6	2,150.7

(1)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and reinjected gas and gas consumed in operations.
(2)	Roncador field contains more than 15% of our total proved reserves.
(3)	Companies in which Petrobras has a minority interest.
(4)	We produce synthetic oil and synthetic gas from oil shale deposits in São Mateus do Sul, in the Paraná Basin of Brazil.

  Production of crude oil and natural gas in Brazil is divided into onshore and offshore production, comprising 11% and 89% of total production in Brazil, respectively. Campos Basin is one of Brazil’s main and most prolific oil and gas offshore basins, with over 60 hydrocarbon reserves discovered, eight large oil fields and a total area of approximately 115,000 km2 (28.4 million acres).

In 2009, Campos Basin produced an average 1,693.6 mbbl/d of oil and 12.0 mmm3 /d (453.6 mmcf/d) of associated natural gas during 2009, comprising 84.2% of our total production from Brazil.

  The following table sets forth our average production prices and average production costs by geographic area and by product type for the last three years.

	Brazil	South America (outside of Brazil)	North America	Africa	Total	Equity and non-consolidated affiliates(1)
	(U.S.$)
During 2009
Average production prices
Oil, per barrel	54.22	46.00	62.23	68.09	54.18	64.64
Natural gas, per thousand cubic feet(1)	3.76	2.06	3.87		2.87	–
Synthetic oil, per barrel	50.88	–	–	–	50.88	–
Synthetic gas, per thousand cubic feet	2.97	–	–	–	2.97	–
Average production costs, per barrel – total	9.91	7.06	22.64	9.15	9.69	17.12
During 2008
Average production prices
Oil, per barrel	81.55	61.96	108.05	67.65	80.54	87.96
Natural gas, per thousand cubic feet(1)	6.69	2.58	9.94		5.07
Synthetic oil, per barrel	–	–	–	–	–	–
Synthetic gas, per thousand cubic feet	–	–			–	–
Average production costs, per barrel – total	12.34	6.40	17.49	7.28	11.82	20.98
During 2007
Average production prices
Oil, per barrel	61.57	49.51	71.32	63.64	60.88	66.22
Natural gas, per thousand cubic feet(1)	5.86	2.23	7.69	–	4.26	–
Synthetic oil, per barrel	–	–	–	–	–	–
Synthetic gas, per thousand cubic feet	–	–	–	–	–	–
Average production costs, per barrel – total	10.32	5.55	10.51	27.40	9.90	12.47

(1)	The volumes of natural gas used in the calculation of this table are the production volumes of natural gas available for sale and are also shown in the production table above.
(2)	Operations in Venezuela.

  The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of December 31, 2009.

Reserves category	Reserves
	Oil (mmbbl)	Natural gas (bncf)	Synthetic oil (mmbbl)(1)	Synthetic gas (bncf)(1)
Proved developed:
Brazil	6,121.4	5,382.8	6.84	5.62
International
South America (outside of Brazil)	139.9	485.6	0.0	0.0
North America	3.8	37.2	0.0	0.0
Africa	58.5	31.8	0.0	0.0
Total International	202.2	554.6	0.0	0.0
Total consolidated proved reserves	6,323.6	5,937.4	6.84	5.62
Equity and non-consolidated affiliates
South America (outside of Brazil)	22.2	32.5	0.0	0.0
Total proved developed reserves	6,345.8	5,969.9	6.84	5.62

Proved undeveloped:
Brazil..	3,797.9	4,476.4	0.0	0.0
International
South America (outside of Brazil)	84.7	554.2	0.0	0.0
North America	3.5	14.3	0.0	0.0
Africa	52.5	0.0	0.0	0.0
Total International	140.7	568.5	0.0	0.0
Total consolidated proved reserves	3,938.6	5,044.9	0.0	0.0
Equity and non-consolidated affiliates
South America (outside of Brazil)	17.6	30.7	0.0	0.0
Total proved undeveloped reserves	3,956.2	5,075.6	0.0	0.0
Total proved reserves (developed and undeveloped)	10,302.0	11,045.5	6.84	5.62

(1)

  Volumes of synthetic oil and synthetic gas from oil shale deposits in the Paraná Basin in Brazil have been included in our proved reserves for the first time in accordance with the new SEC rules for estimating and disclosing reserve quantities.

  We calculate reserves based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests, reservoir engineering studies and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of that data. Our estimates are thus made using the most reliable data at the time of the estimate, in accordance with the best practices in the oil and gas industry.

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

  Internal Controls over Proved Reserves

  The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. Corporate Reserves Coordinators (Coordenadores de Reservas Corporativo, or CRCs) safeguard the integrity and objectivity of our reserves estimates by supervising and providing technical support to Regional Reserves Coordinators (Coordenadores de Reservas Regionais, or CRRs) who are responsible for preparing the reserves estimates. Our CRRs and CRCs have degrees in geophysics, geology, petroleum engineering and accounting and are trained internally and abroad in international reserves estimates seminars. CRCs are responsible for compliance with Securities and Exchange Commission rules and regulations, consolidating and auditing the reserves estimation process. The technical person primarily responsible for overseeing the preparation of our domestic reserves is a member of the SPE, with 20 years of experience in the field and has been with Petrobras for 26 years.

  The technical person primarily responsible for overseeing the preparation of our international reserves has 15 years of experience in the field and has been with Petrobras for 30 years. Our reserves estimates are presented to our senior management and submitted to the board of directors for final approval.

  DeGolyer and MacNaughton reviewed and certified 96.5% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2009. Outside of Brazil, D&M also reviewed and certified 93.3% of our estimates of international proved oil, condensate and natural gas reserves in fields where we are the operator as of December 31, 2009. The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X of the SEC. For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production” beginning on page F-134.

  Changes in Proved Reserves

  The changes that occurred in 2009 to Petrobras’ proved reserves are primarily attributable to discoveries, well extensions, improved recoveries, production for the year and revisions to previous estimates. Revisions to previous estimates reflect changes in prices, technical revisions and changes in the status of concessions held by us. The most significant changes in our proved reserves in 2009 occurred within Brazil, with a net addition of 1,935.7 mmboe to our domestic proved reserves due primarily to higher oil prices and technical revisions. Outside of Brazil, the principal change in our proved reserves in 2009 occurred in Bolivia due to the adoption of a new constitution that prohibits private ownership of that country’s oil and gas resources. As a result, we were not able to include any of our 284.3 mmboe of proved reserves in Bolivia as reported at December 31, 2008 in our proved reserves for year-end 2009.

  The table below summarizes information about the changes in total proved reserves for 2009, 2008 and 2007:

	Total Proved Developed and Undeveloped Reserves (consolidated entities only)
	Oil (mmbbl)	Synthetic oil (mmbbl)	Gas (bncf)	Synthetic gas (bncf)
Reserves quantity information for the year ended December 31, 2009
January 1, 2009	9,105.5	0.0	12,139.4	0.0
Revisions of previous estimates	1,734.8	0.0	(521.7)	0.0
Improved recovery	21.7	0.0	0.8	0.0
Purchases of minerals in situ	99.4	0.0	110.3	0.0
Extensions and discoveries	135.5	8.1	146.7	6.6
Production	(735.3)	(1.2)	(782.8)	(1.0)
Sales of minerals in situ	(99.4)	0.0	(110.3)	0.0
December 31, 2009	10,262.2	6.9	10,982.4	5.6

Reserves quantity information for the year ended December 31, 2008
January 1, 2008	9,552.8	0.0	12,479.8	0.0
Revisions of previous estimates	130.2	0.0	195.2	0.0
Improved recovery	29.8	0.0	7.5	0.0
Purchases of minerals in situ	12.3	0.0	123.1	0.0
Extensions and discoveries	76.2	0.0	152.7	0.0
Production	(685.1)	0.0	(818.9)	0.0
Sales of minerals in situ	(10.7)	0.0	0.0	0.0
December 31, 2008	9,105.5	0.0	12,139.4	0.0

Reserves quantity information for the year ended December 31, 2007
January 1, 2007	9,418.1	0.0	11,765.9	0.0
Revisions of previous estimates	666.8	0.0	586.1	0.0
Improved recovery	25.3	0.0	11.5	0.0
Purchases of minerals in situ	2.4	0.0	0.0	0.0
Extensions and discoveries	102.3	0.0	852.9	0.0
Production	(659.7)	0.0	(736.6)	0.0
Sales of minerals in situ	(2.4)	0.0	0.0	0.0
December 31, 2007	9,552.8	0.0	12,479.8	0.0

  Natural gas production volumes used in the calculation of this table are the net volumes withdrawn from Petrobras’ proved reserves, including flared and reinjected gas volumes and gas consumed in operations. As a result, the natural gas production volumes in this table are different from those shown in the production table above, which shows the production volumes of natural gas available for sale.

  Proved Undeveloped Reserves

  The most significant changes to and investments in our proved undeveloped reserves in 2009 occurred within Brazil. The net addition of proved undeveloped reserves in Brazil was 499.0 mmboe in 2009, 434.7 mmboe of which was due to higher oil prices and technical revisions. In 2009, we invested a total of U.S.$8.1 billion to convert proved undeveloped reserves into proved developed reserves, of which approximately 93% (U.S.$7.5 billion) was invested in Brazil. We converted a total of 714.3 mmboe of proved undeveloped reserves to proved developed reserves in 2009, approximately 90% (640 mmboe) of which were Brazilian reserves.

  In recent years, we have developed projects and increased investments to convert our proved undeveloped reserves into proved developed reserves.

  We had a total of 4.8 bnboe of proved undeveloped reserves at year-end 2009, approximately 9% (430 mmboe) of which have remained undeveloped for five years or more as a result of several factors affecting development and production, including the inherent complexity of ultra-deepwater developments projects, particularly in Brazil, and constraints in the capacity of our existing infrastructure.

  Properties

  The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Petrobras had interests as of December 31, 2009. A “gross” well or acre is one in which a whole or fractional working interest is owned, while the number of “net” wells or acres is the sum of the whole or fractional working interests in gross wells or acres.

	As of December 31, 2009
	Oil		Natural gas		Synthetic oil		Synthetic gas
Gross and net productive wells:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	7,910	7,907	281	275	0	0	0	0
International
South America (outside of Brazil)	5,615	4,303	534	383	0	0	0	0
North America	9	4	9	4	0	0	0	0
Africa	33	6	0	0	0	0	0	0
Total international	5,657	4,313	543	387	0	0	0	0
Total consolidated	13,567	12,220	824	662	0	0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	119	41	303	73	0	0	0	0
Total gross and net productive wells	13,686	12,261	1,127	735	0	0	0	0

	As of December 31, 2009
	Oil		Natural gas		Synthetic oil		Synthetic gas
	(in acres)
Gross and net developed acreage:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	3,501,418	3,408,257	97,764	85,602	34,595	34,595	0	0
International
South America (outside of Brazil)	1,446,170	964,839	2,068,363	1,498,066	0	0	0	0
North America	13,248	6,582	21,811	9,290	0	0	0	0
Africa	346,049	69,784	31,696	6,339	0	0	0	0
Total international	1,805,467	1,041,205	2,121,870	1,513,695	0	0	0	0
Total consolidated	5,306,885	4,449,462	2,219,634	1,599,297	34,595	34,595	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	220,110	54,687	42,434	11,853	0	0	0	0
Total gross and net developed acreage	5,526,995	4,504,149	2,262,068	1,611,150	34,595	34,595	0	0

	As of December 31, 2009
	Oil		Natural gas		Synthetic oil		Synthetic gas
	(in acres)
Gross and net undeveloped acreage:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	855,915	710,270	490,264	285,023	0	0	0	0
International
South America (outside of Brazil)	510,079	320,201	1,149,938	774,009	0	0	0	0
North America	1,751	1,751	3,071	1,650	0	0	0	0
Africa	266,830	53,366	0	0	0	0	0	0
Total international	778,660	375,318	1,153,009	775,659	0	0	0	0
Total consolidated	1,634,575	1,085,588	1,643,273	1,060,682	0	0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	179,766	45,406	42,805	12,141	0	0	0	0
Total gross and net undeveloped acreage	1,814,341	1,130,994	1,686,078	1,072,823	0	0	0	0

  Drilling and Other Exploratory and Development Activities

  The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three years.

	2009	2008	2007
Net productive exploratory wells drilled:
Consolidated subsidiaries:
Brazil	35.66	50.25	56.57
South America (outside of Brazil)	1.23	2.2	1.73
North America	0.20	0.75	1.00
Africa	0.45	0.10	0.16
Other	0.00	1.25	1.00
Total consolidated subsidiaries	37.54	54.55	60.46
Equity and non-consolidated affiliates:
South America (outside of Brazil)	0.00	0.00	0.00
Total productive exploratory wells drilled	37.54	54.55	60.46
Net dry exploratory wells drilled:
Consolidated subsidiaries:
Brazil	55.68	71.24	34.65
South America (outside of Brazil)	1.99	6.63	3.56
North America	1.00	0.25	1.00
Africa	1.05	0.00	0.17
Other	0.00	0.00	0.10
Total consolidated subsidiaries	59.72	78.12	39.48
Equity and non-consolidated affiliates:
Venezuela	0.00	0.00	0.00
Total dry exploratory wells drilled	59.72	78.12	39.48
Total number of net wells drilled.	97.26	132.67	99.94
Net productive development wells drilled:
Consolidated subsidiaries:
Brazil	546.15	369.00	325.35
South America (outside of Brazil)	57.00	163.23	212.98
North America	0.00	0.00	0.00
Africa	1.70	2.24	2.53
Other	0.00	0.00	0.00
Total consolidated subsidiaries	604.85	534.47	540.86
Equity and non-consolidated affiliates:
Venezuela	6.00	6.00	5.00
Total productive development wells drilled	610.85	540.47	545.86
Net dry development wells drilled:
Consolidated subsidiaries:
Brazil	9.80	4.00	3.00
South America (outside of Brazil)	0.00	0.00	0.00
North America	0.00	0.00	0.00
Africa	0.00	0.00	0.00
Other	0.00	0.00	0.00
Total consolidated subsidiaries	9.80	4.00	3.00
Equity and non-consolidated affiliates:
Venezuela	0.00	1.00	0.00
Total dry development wells drilled	9.8	5.00	3.00
Total number of net wells drilled	620.65	545.47	548.86

  We also conduct limited oil shale mining operations in São Mateus do Sul, in the Paraná Basin of Brazil, and we use oil shale from these deposits to produce synthetic oil and gas.

  Present Activities

  The following table summarizes the number of wells in the process of being drilled as of December 31, 2009. For more information about our on-going exploration and production activities in Brazil, see “—Exploration and Production.” Our present exploration and production activities outside of Brazil are described in “—International.”

	Year-end 2009
	Gross	Net
Wells Drilling
Consolidated Subsidiaries:
Brazil	69	65.93
International
South America (outside of Brazil)	105	60.22
North America	4	1.20
Africa	19	3.20
Others	0	0
Total International	128	64.62
Total consolidated production	197	130.55

Equity and non-consolidated affiliates:
Venezuela	21	6

Total wells drilling	218	136.55

  Delivery Commitments

  We sell crude oil under a variety of contractual obligations, primarily through long-term and spot-market contracts in quantities based on production from specified properties. Some of our long-term contracts specify delivery of fixed and determinable quantities. We are contractually committed to deliver to third parties a total of approximately 360 mbbl/d in 2010, 266 mbbl/d in 2011 and 200 mbbl/d in 2012 of crude oil. We have met all contractual delivery commitments, and we believe our domestic proved reserves are sufficient to allow us to continue to deliver all contracted volumes.

  We also sell natural gas under contracts that specify delivery of fixed and determinable quantities. For information on our natural gas delivery commitments and pricing, see “—Gas and Power—Natural Gas.”

  Exploration and Production

  Oil and gas exploration and production activities in Brazil are the largest component of our company portfolio. In 1970, we produced 164 mbbl/d of crude oil, condensate and natural gas liquids in Brazil. We increased production to 181 mbbl/d in 1980, 654 mbbl/d in 1990, 1,271 mbbl/d in 2000 and 1,971 mbbl/d in 2009. In 1974 we made our first discovery in the Campos Basin offshore in Brazil, which now accounts for over 84% of our proved reserves. We aim to grow oil and gas reserves and production sustainably and be recognized for excellence in Exploration and Production operations. Our primary goals are to:

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

  During 2009, our oil and gas production from Brazil averaged 2,101 mboe/d, of which 93.8% was oil and 6.2% was natural gas. On December 31, 2009, our estimated net proved crude oil and natural gas reserves in Brazil were 11.56 billion boe, of which 86% was crude oil and 14% was natural gas. Brazil provided 90% of our worldwide production in 2009 and accounted for 95% of our worldwide reserves at December 31, 2009 on a barrels of oil-equivalent basis. Historically, approximately 85% of our total Brazilian production has been oil; in the future, we plan to increase the share of natural gas to meet increasing domestic demand. In 2009, we drilled a total of 558 development wells, of which 41 were offshore and 517 were onshore.

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

  In 2009, offshore production accounted for 75.9% of our production and deepwater production accounted for 86.3% of our production in Brazil. At December 31, 2009, we operated 203 wells in water deeper than 1,000 meters (3,281 feet). By December 31, 2009, we had drilled around 29 exploratory wells in water deeper than 1,000 meters (3,281 feet). We continue to upgrade our deepwater technologies. See Item 5. “Operating and Financial Review and Prospects—Research and Development.”

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

  Our exploration and production activities outside Brazil are included in our International business segment. See “—International.”

  Exploration and Production Key Statistics

	2009	2008	2007
	(U.S.$ million)
Exploration and Production:
Net operating revenues	38,777	59,024	41,991
Income before income tax	14,588	31,657	21,599
Total assets at December 31	77,596	51,326	53,175
Capital expenditures	16,488	14,293	9,448

  Information about our principal oil and gas producing fields in Brazil is summarized in the table below.

Basin	Fields	Petrobras %	Type	Fluid(1)
Alagoas	Pilar/Rio Remedio	100%	Onshore	Light Oil/Natural Gas

Camamu	Manati	35%	Shallow	Natural Gas

Campos	Albacora	100%	Shallow	Intermediate Oil
			Deepwater	Intermediate Oil
	Albacora Leste	90%	Deepwater Ultra-deepwater	Intermediate Oil
	Barracuda	100%	Deepwater	Intermediate Oil
	Bicudo	100%	Shallow	Intermediate Oil
	Bijupirá/Salema	22.4%(2)	Deepwater	Intermediate Oil
	Bonito	100%	Shallow	Intermediate Oil
	Carapeba	100%	Shallow	Intermediate Oil
	Caratinga	100%	Deepwater	Intermediate Oil
	Cherne	100%	Shallow	Intermediate Oil
	Corvina	100%	Shallow	Intermediate Oil
	Enchova	100%	Shallow	Heavy Oil
	Espadarte	100%	Deepwater	Intermediate Oil
	Jubarte	100%	Deepwater	Heavy Oil
	Marimba	100%	Deepwater	Intermediate Oil
	Marlim	100%	Deepwater	Heavy Oil
	Marlim Leste	100%	Deepwater	Intermediate Oil Intermediate Oil
	Marlim Sul	100%	Deepwater Ultra-deepwater	Intermediate Oil
	Namorado	100%	Shallow	Intermediate Oil
	Pampo	100%	Shallow	Intermediate Oil
	Pargo	100%	Shallow	Intermediate Oil
	Roncador	100%	Ultra-deepwater	Intermediate Oil
	Vermelho	100%	Shallow	Heavy Oil
	Voador	100%	Deepwater	Heavy Oil

Espírito Santo	Fazenda Alegre	100%	Onshore	Heavy Oil
	Peroá	100%	Shallow	Light Oil
	Golfinho	100%	Deepwater	Intermediate Oil
			Ultra-deepwater	Intermediate Oil

Potiguar	Canto do Amaro/Alto da Pedra/Cajazeira Estreito/Rio Panon	100%	Onshore	Intermediate Oil/Natural Gas
		100%	Onshore	Heavy Oil/Natural Gas

Recôncavo	Jandaia	100%	Onshore	Light Oil
	Miranga	100%	Onshore	Light Oil/Natural Gas

Santos	Merluza	100%	Shallow	Natural Gas

Sergipe	Carmopolis	100%	Onshore	Intermediate Oil
	Sirirízinho	100%	Onshore	Intermediate Oil

Solimões	Leste do Urucu	100%	Onshore	Light Oil/Natural Gas
	Rio Urucu	100%	Onshore	Light Oil/Natural Gas

(1)	Heavy oil = up to 22° API; intermediate oil = 22° API to 31° API; light oil = greater than 31° API
(2)	Petrobras is not the operator in this field.

  We conduct exploration, development and production activities in Brazil through concession contracts, which we obtain through participation in bid rounds conducted by the ANP. Some of our existing concessions were granted by the ANP without an auction in 1998, as provided by the Oil Law. These are known as the “Round Zero” concession contracts.

  Since such time, we have participated in all of the auction rounds, most recently in December 2008.

  Our domestic oil and gas exploration and production efforts are primarily focused on three major basins offshore in Southeastern Brazil: Campos, Espírito Santo and Santos.

  The following map shows our concession areas in Brazil as of December 2009.

  Campos Basin

  The Campos Basin, which covers approximately 115,000 km2 (28.4 million acres), is the most prolific oil and gas basin in Brazil as measured by proved hydrocarbon reserves and annual production. Since we began exploring this area in 1971, over 60 hydrocarbon accumulations have been discovered, including eight large oil fields in deep water and ultra-deep water. The Campos Basin is our largest oil- and gas-producing region, producing an average 1,693.6 mbbl/d of oil and 12.0 mmm3 /d (453.6 mmcf/d) of associated natural gas during 2009, 84.2% of our total production from Brazil.

  At December 31, 2009, we were producing from 41 fields at an average rate of 1,693.6 mbbl/d of oil and held proved crude oil reserves representing 90% of our total proved crude oil reserves in Brazil. At December 31, 2009, we held proved natural gas reserves in the Campos Basin representing 53% of our total proved natural gas reserves in Brazil. We operated 38 floating production systems, 14 fixed platforms and 5,472 km (3,400.3 miles) of pipeline and flexible pipes in water depths from 80 to 1,886 meters (262 to 6,188 feet), delivering oil with an average API gravity of 22.9° and an average BSW of 1%. At December 31, 2009, we held exploration rights to 21 blocks in the Campos Basin, comprising 5,884 km2 (1.4 million acres).

  In 2009, we installed and began operations in Platform P-51 located in the Marlim Sul field and FPSO Cidade de Niterói located in the Marlim Leste fields of offshore Campos Basin, which added combined capacities of 280 mbbl/d of oil and 9.5 mmm3 /d of natural gas. In addition to participating in the installation of these two platforms in 2009 as the operator, we also participated in the installation of two other FPSOs, located in Frade and in Parque das Conchas, operated by our partners, and in which we have interests of 30% and 35%, respectively.

  We expect that future new-source production from Campos will be predominantly from deepwater oil fields. We are currently developing 12 major projects in the Campos Basin: Marlim Sul Modules 2 and 3, Marlim Leste Module 2, Roncador Modules 3 and 4, Jubarte Phase II, Cachalote Phase I, pre-salt reservoirs of Parque das Baleias, Papa-Terra, Frade, Ostra and Baleia Azul.

  Espírito Santo Basin

  We have made several discoveries of light oil and natural gas in the Espírito Santo Basin, which covers approximately 75,000 km2 (18.5 million acres) offshore and 14,000 km2 (3.5 million acres) onshore. At December 31, 2009, we were producing from 46 fields at an average rate of 40.9 mbbl/d and held proved crude oil reserves, representing 1% of our total proved crude oil reserves in Brazil. At December 31, 2009, we were producing natural gas at an average rate of 1.5 mmm3 /d (54.9 mmcf/d) and held proved natural gas reserves representing 7% of our total proved natural gas reserves in Brazil.

  On December 31, 2009, we held exploration rights to 23 blocks, six onshore and 17 offshore, comprising 8,623 km2 (2.1 million acres).

  In 2009, we installed and began operations in FPSO Cidade de São Mateus in Camarupim of the Espírito Santo Basin with capacity to produce 25 mbbl/d of oil and 10 mmm3 /d of natural gas. We are developing another deepwater project to increase natural gas production from the Espírito Santo Basin, the Canapu project served by the FPSO Cidade de Vitória with capacity to produce 2 mmm3 /d, which is expected to come on stream in the second quarter of 2010.

  In addition to developing new projects, we are also optimizing existing resources in the Golfinho field by moving the FPSO Capixaba to the Parque das Baleias field in the Campos Basin in anticipation of our pre-salt exploration efforts there. We reconnected two wells previously served by the FPSO Capixaba to the FPSO Cidade de Vitória in the Golfinho field.

  Santos Basin

  The Santos Basin, which covers approximately 348,900 km2 (86 million acres) off the city of Santos, in the State of São Paulo, is one of the most promising exploration areas offshore Brazil and the focus of our plans to develop domestic natural gas. At December 31, 2009, we produced oil from two fields and one exploration area at an average rate of 14.4 mbbl/d and held proved crude oil reserves representing 1% of our total proved crude oil reserves in Brazil. At December 31, 2009, we produced natural gas at an average rate of 0.7 mmm3 /d (26.3 mmcf/d) and held proved natural gas reserves in the Santos Basin representing 16% of our total proved natural gas reserves in Brazil.

  In January 2006, we approved a plan to increase our gas production to meet increasing domestic gas demand. In order to continually develop and focus our goal, we subsequently approved a second plan, known as Plangas, to accelerate gas production and build supporting infrastructure in the Santos and Espírito Santo basins. We expect these investment plans to increase our average gas production capacity from the Santos Basin from 0.58 mmm3 /d (20.5 mmcf/d) in 2009 to 15.4 mmm3 /d (543.4 mmcf/d) by January 2011.

  Gas development plans for the Santos Basin include:

    Mexilhão, located in shallow water in Santos Basin Block BS-400, is scheduled to come on stream in 2010 with initial production of approximately 1.9 mmm3 /d (67.0 mmcf/d), potentially increasing to 9.3 mmm3 /d (328.2 mmcf/d) in 2012;

    Urugua-Tambau is expected to produce at an initial rate of 1 mmm3 /d (35.3 mmcf/d) in 2010, potentially increasing to 7.9 mmm3 /d (278.8 mmcf/d) of gas and 30 mbbl/d of light oil in 2012; and

    Lagosta came on stream in 2009, with initial production of approximately 1.4 mmm3 /d (49.4 mmcf/d), potentially increasing to 1.8 mmm3 /d (63.6 mmcf/d).

  On December 31, 2009, we held exploration rights to 49 blocks in the Santos Basin, comprising 28,384 km2 (7.0 million acres).

  Pre-Salt Reservoirs

  In recent years, we have focused our offshore exploration efforts on pre-salt reservoirs located in a region approximately 800 km (497 miles) long and 200 km (124 miles) wide stretching from the Campos to the Santos basins. Our existing concessions in this area cover approximately 24% (35,739 km2 or 8.4 million acres) of the pre-salt areas. An additional 4% (6,000 km2 or 1.5 million acres) is under concession to other oil companies for exploration. The remaining 72% (107,230 km2 or 26 million acres) of the pre-salt region is not yet under concession, and the licensing of new pre-salt concessions is on hold pending the outcome of a regulatory review by the Brazilian government. See “—Regulation of the Oil and Gas Industry in Brazil—Proposed Changes to the Oil Law.”

  Since 2005, we have drilled 41 wells as operator in this 149,000 km2 (36.8 million acre) area, 85% of which have yielded discoveries of hydrocarbon resources. We hold interests ranging from 20% to 100% in the pre-salt exploration areas under concession to us. In the southern part of the region, where the salt layer is thick and the hydrocarbons have been more perfectly preserved, we have made particularly promising discoveries, including Blocks BM-S-11 (Tupi and Iara) and BM-S-9 (Carioca and Guará) in the Santos Basin since 2006. In the northern part of the region, we made significant discoveries in 2008 and early 2010 in the area known as Parque das Baleias and in the Barracuda field, both in the Campos Basin.

  As a result, we are committing substantial resources to develop these pre-salt discoveries, which are located in deep and ultra-deep waters at target depths of between 5,000 and 7,000 meters (16,404 and 22,966 feet). According to the 2009-2013 Business Plan, we plan to invest U.S.$28.9 billion, approximately 31% of our total domestic capital expenditures for exploration and production in the period, in the development of the pre-salt reservoirs through 2013.

  Santos Basin Pre-Salt

  In May 2009, we initiated production in the pre-salt region of the Santos Basin with an extended well test in Tupi that has produced, on average, 20 mbbl/d. In 2009, we also drilled five wells in the same region, and we expect to drill up to 11 new wells here in 2010. These efforts are part of our “Phase 0” development plan for 2009 to 2013, during which we will gather information about the pre-salt reservoirs in the region and test drilling technologies to improve efficiency and minimize costs. In the last quarter of 2010, we plan to start- up two EWTs and also a pilot system FPSO with capacity of 100 mbbl/d.

  From 2013 to 2017, we will adapt standard FPSO technology from the Campos Basin for use in the pre-salt region of the Santos Basin in order to accelerate production in the area and generate cash flow to finance additional investment in the region. During this “Phase 1A,” we expect two pilot system FPSOs with a capacity of 120 mbbl/d per unit to start up by 2013 to 2014, to be followed by eight additional systems with a capacity of 150 mbb/d per unit scheduled to start up between 2015 and 2016. Beginning in 2017, we will initiate “Phase 1B” of our development plan that will feature, among other developments, improved technologies and engineering specifically designed for the pre-salt region of the Santos Basin. As a result, we expect production levels in the region to accelerate significantly during this period.

  Although we have made promising discoveries in the region, we are still in the early stages of our exploration efforts and do not expect to classify any pre-salt reserves in the Santos Basin as proven before year-end 2010.

  Campos Basin Pre-Salt

  In the pre-salt region of the Campos Basin, we have drilled a total of 23 wells and we made a significant discovery of intermediate oil (30° API) in the Parque das Baleias area in November 2008, followed by a promising discovery of 28° API oil at our ultra-deep exploratory well in the Barracuda area in February 2010. These recent discoveries are in addition to our ongoing EWT in the Jubarte field off the coast of the State of Espírito Santo, where a single well pilot system has been producing at an average rate of 10 to 12 mbbl/d since September 2008. We expect to accelerate pre-salt production in Parque das Baleias using existing infrastructure in the area. In December 2008, we began another EWT with a dynamic positioned vessel in the Cachalote field, which lasted until November 2009, and we expect to start producing from this field and from the Baleia Franca field using an existing FPSO by the second half of 2010. In 2012, we expect to start-up a pilot system exclusively dedicated to pre-salt exploration in the area of Baleia Azul using FPSO Espadarte.

  To date, the pre-salt layer located off the coast of the State of Espírito Santo in the Campos Basin has contributed 182 mmboe to our domestic proved reserves.

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

  We had a total of 318 production agreements as of December 31, 2009, and were the 100% owner in 283 of them. We are operators under 12 of our 35 partnership agreements.

  The following table describes our principal development projects in the various basins and their production capacity:

Field	Unit Type	Production Unit	Crude Oil Nominal Capacity (bbl/d)	Natural Gas Nominal Capacity (mcf/d)	Water Depth (meters)	Start Up (year)	Notes
Tiro e Sidon	SS	Atlantic Zephyr	20,000	0	150	2010	Chartered from PETROSERV
Canapu	n/a	n/a	0	70,628	1,440	2010	Production by FPSO Cidade de Vitória
Mexilhão	Fixed Platform	PMXL-1	0	529,710	172	2010
Urugua-Tambau	FPSO	Cidade de Santos	35,000	353,140	1,300	2010	Chartered from Modec
Tupi pilot	FPSO	Cidade de Angra dos Reis	100,000	176,573	2,200	2010	Chartered from Modec
Cachalote and Baleia Franca	FPSO	Capixaba	100,000	123,599	n/a	2010	Existing FPSO chartered from SBM
Marlim Sul-Module 3	SS	P-56	100,000	211,884	n/a	2011
Jubarte-Phase II	FPSO	P-57	180,000	70,628	1,300	2011
Baleia Azul	FPSO	Espadarte	100,000	88,285	1,400	2012	Existing FPSO chartered from SBM
Roncador-Module 3	SS	P-55	180,000	211,884	1,790	2012
Roncador-Module 4	FPSO	P-62	180,000	211,884	1,545	2013
Papa-Terra-Module 1	TLWP	P-61	0	0	1,180	2013	Production by P-63
Papa-Terra-Module 2	FPSO	P-63	150,000	31,783	1,165	2013
Guara Pilot	FPSO	n/a	120,000	176,573	2,141	2013
Baleia Azul	FPSO	P-58	180,000	211,884	1,400	2014
Tupi Nordeste Pilot	FPSO	n/a	120,000	176,573	2,130	2014

  Exploration

  As of December 31, 2009, we had 147 exploration agreements covering 225 blocks, and 33 evaluation plans. We are exclusively responsible for conducting the exploration activities in 66 of the 147 exploration agreements. As of December 31, 2009, we had partnerships in exploration with 23 foreign and domestic companies, for a total of 81 agreements.

  We conduct exploration activities under 57 of our 81 partnership agreements.

  We focus much of our exploration effort on deepwater drilling, where the discoveries are substantially larger and our technology and expertise create a competitive advantage. In 2009, we invested a total of U.S.$3.3 billion in exploration activities in Brazil. We drilled a total of 116 gross exploratory wells in 2009, of which 51 were offshore and 65 onshore, with a success ratio of 40%.

  Because offshore Brazil is geographically isolated from other offshore drilling areas, and because we often drill in unusually deep waters, we plan carefully for our future drilling rig needs. By using a combination of our own rigs and units that we contract for periods of three years or longer, we have historically ensured the availability of drilling units to meet our needs, and paid lower average day rates than if we had contracted the units on a spot basis. We continually evaluate our need for rigs, renew our drilling contracts, contract ahead for rigs as needed, and stimulate new rig construction by signing long-term operating leases with drilling contractors for rigs that are not yet built.

  We have entered into three to ten-year contracts for 27 additional drilling rigs to engage in deep-water exploration of our offshore fields. These rigs will arrive in Brazil and begin operations during 2010 through 2012. Of these 27 rigs, one will have the capacity to operate in water depths of up to 1,500 meters (4,920 feet), three will be capable of operating in water depths of up to 2,000 meters (6,560 feet), 12 will be capable of operating in water depths of up to 2,400 meters (7,830 feet), and 11 will be capable of drilling in water depths of up to 3,000 meters (9,840 feet). All of these rigs will be chartered by us and have been built or are being built in shipyards outside Brazil

Drilling Units in Use by Exploration and Production	On December 31
	2009		2008		2007
	Leased	Owned	Leased	Owned	Leased	Owned
Onshore	31	13	25	11	14	13
Offshore, by water depth (WD)	36	9	31	8	27	8
Jack-up rigs	2	5	2	4	1	4
Floating rigs:
500 to 1000 meter WD	9	2	9	2	6	2
1000 to 1500 meters WD	12	1	10	1	10	1
1500 to 2000 meters WD	8	1	7	1	7	1
2000 to 2500 meters WD	4	0	2	0	2	0
2500 to 3000 meters WD	1	0	1	0	1	0

  In addition to these 27 new drilling rigs already contracted, we are currently bidding for the construction of seven drill ships and two additional drilling rigs, which can be drill ships, semi- submersible units or mono-column drill ships, as well as charters for up to 19 additional drilling units. All of these 28 rigs are to be built in Brazil, to develop a Brazilian rig building industry that can meet our long-term needs. We expect to fulfill our future drilling requirements with a combination of rigs built in Brazil, supplemented when needed by the international fleet of deepwater rigs.

  For our shallow water segment, we are building and will operate two jack-up drilling units designed to operate in water depths of 107 meters (350 feet) with High Pressure High Temperature (HPHT) capabilities. We expect to begin operating these units in 2012.

  In 2009, higher oil prices contributed to cost inflation in the industry and reduced availability of oil and gas production equipment. We have taken measures to minimize cost and risk by simplifying and standardizing our equipment, wherever possible. We are increasing our use of industry- standard equipment instead of developing our own custom-made standards and equipment.

  We also intend to minimize costs by dividing engineering procurement and construction packages into smaller pieces and purchasing equipment from or contracting with a greater number of competitors, as well as by increasing oversight over suppliers.

  Proved Reserves

  On December 31, 2009, our estimated proved reserves of crude oil and natural gas in Brazil totaled 11.56 billion barrels of oil equivalent, including: 9.92 billion barrels of crude oil and natural gas liquids and 261.24 bnm3 (9.86 tcf) of natural gas. As of December 31, 2009, our domestic proved developed crude oil reserves represented 62% of our total domestic proved developed and undeveloped crude oil reserves. Our domestic proved developed natural gas reserves represented 55% of our total domestic proved developed and undeveloped natural gas reserves. Total domestic proved crude oil reserves increased at an average annual rate of 1% in the last five years. Natural gas proved reserves increased at an average annual rate of 4% over the same period. Recent discoveries in our pre-salt reservoirs are still under evaluation and to a significant degree are not included in our proved reserves. In 2009, our domestic proved reserves increased by 13% due in part to increased recovery from existing fields, new discoveries in exploratory blocks and revisions in costs. See “—Overview of the Group—Changes in Total Proved Reserves.”

  See “—Overview of the Group,” and “Supplementary Information on Oil and Gas Producing Activities” in our audited consolidated financial statements for further details on our proved reserves.

  Refining, Transportation and Marketing

  We are an integrated company with a dominant market share in our home market. As of December 31, 2009, we operated 92% of Brazil’s total refining capacity and we supplied almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to the needs of our Distribution segment. We own and operate eleven refineries in Brazil, with a total net distillation capacity of 1,942 mbbl/d, and are one of the world’s largest refiners.

  We operate a large and complex infrastructure of pipelines and terminals and a shipping fleet to transport oil products and crude oil to domestic and export markets. Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities, facilitating access to crude oil supplies and end-users.

  We also import and export crude oil and oil products. We continue to import certain oil products, particularly diesel, for which Brazilian demand exceeds refining capacity, although in smaller volumes than in 2008 because we were able to increase our diesel production by increasing the efficiency of our refineries. We expect the need for imports to decline in the future as we build additional refining capacity and upgrade our refineries to facilitate the processing of domestically produced crudes. We export our surplus heavy crude oil, and expect exports to increase as our production increases more rapidly than Brazilian demand for oil.

  Our Refining, Transportation and Marketing segment also includes petrochemical and fertilizer operations that add value to the hydrocarbons we produce and provide beneficial inputs to the growing Brazilian economy.

  Refining, Transportation and Marketing Key Statistics

	2009	2008	2007
	(U.S.$ million)
Refining, Transportation and Marketing:
Net operating revenues	74,621	96,202	69,549
Income (loss) before income tax	9,819	(2,956)	4,171
Total assets at December 31	50,469	27,521	31,218
Capital expenditures	10,466	7,234	4,488

  Refining

  We are committed to developing as an integrated energy company and to increasing our refining capacity in Brazil both to accompany the refining needs of an anticipated increase in oil exploration and production in the near future and the increasing long-term demands of a growing Brazilian market for oil products.

Our refining capacity in Brazil as of December 31, 2009, was 1,942 mbbl/d and our average throughput during 2009 was 1,791 mbbl/d.

  The following table shows the installed capacity of our Brazilian refineries as of December 31, 2009, and the average daily throughputs of our refineries in Brazil and production volumes of principal oil products in 2009, 2008 and 2007.

		Crude Distillation Capacity at December 31, 2009	Average Throughput
Name (Alternative Name)(1)	Location		2009	2008	2007
		(mbbl/d)	(mbbl/d)
LUBNOR	Fortaleza (CE)	7	7	6	6
RECAP (Capuava)	Capuava (SP)	53	44	45	42
REDUC (Duque de Caxias)	Rio de Janeiro (RJ)	242	238	256	243
REFAP (Alberto Pasqualini)	Canoas (RS)	189	169	142	148
REGAP (Gabriel Passos)	Betim (MG)	151	140	143	132
REMAN (Isaac Sabbá)	Manaus (AM)	46	41	39	41
REPAR (Presidente Getúlio Vargas)	Araucária (PR)	189	185	183	169
REPLAN (Paulínia)	Paulinia (SP)	365	341	324	348
REVAP (Henrique Lage)	São Jose dos Campos (SP)	251	241	205	236
RLAM (Landulpho Alves)	Mataripe (BA)	279	220	254	261
RPBC (Presidente Bernardes)	Cubatão (SP)	170	165	168	153
Total		1,942	1,791	1,765	1,779

(1)	We have a 100% interest in each of these refineries, with the exception of REFAP, in which we have a 70% share.

  The crude oil we currently produce in Brazil is heavy or intermediate, while our refineries were originally designed to run on lighter imported crude. We import some light crude to balance the slate for our refineries and are investing in our refinery system to maximize our ability to process heavier domestic crude.

These investments will give us the flexibility to adjust our mix between heavy and light crudes to take advantage of market prices and match our refinery outputs to product demand.

  The following tables summarize output of oil products and sales by product in Brazil for the last three years.

	Year-end 2009	Year-end 2008	Year-end 2007
	(mbbl/d)(1)
Domestic Output of Oil Products(2):
Refining and marketing operations
Diesel	737	694	670
Gasoline	331	343	350
Fuel oil	243	255	263
Naphtha	143	136	154
LPG.	135	142	147
Jet fuel	74	65	69
Other	159	153	141
Total domestic output of oil products	1,823	1,787	1,795
Installed capacity	1,942	1,942	1,986
Utilization (%)	92	91	90
Domestic crude oil as % of total feedstock processed	79	78	78

(1)	Unaudited.
(2)	As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

	Year-end 2009	Year-end 2008	Year-end 2007
		(mbbl/d)(1)
Domestic Sales Volumes:
Diesel	740	760	705
Gasoline	338	344	300
Fuel oil	102	110	106
Naphtha	164	151	166
LPG	210	213	206
Jet fuel	79	75	70
Other	121	84	172
Total oil products	1,754	1,737	1,725
Ethanol and other products	112	88	62
Natural gas	240	321	248
Total domestic market	2,106	2,146	2,035
Exports	707	676	618
International sales and other operations	537	552	586
Total international market(2)	1,244	1,228	1,204
Total sales volumes	3,350	3,374	3,239

(1) Unaudited.
(2) Includes PifCo’s third-party sales.

  In general, we plan to invest in refinery projects designed to:

    enhance the value of Brazilian crude oil by increasing our capacity to refine greater quantities of the heavier crude oil that is produced domestically;

    increase refining capacity to produce oil products that the Brazilian market demands but that we currently import, such as diesel;

    improve gasoline and diesel quality to comply with stricter environmental regulations currently being implemented; and

    reduce emissions and pollutant streams.

  We are currently building a new 230 mbbl/d refinery named Abreu e Lima (RNE) in Northeastern Brazil in a proposed partnership with PDVSA, the Venezuelan state oil company. This refinery is designed to process 16[o] API crude and will produce 162 mbbl/d of diesel as well as LPG, naphtha, bunker fuel and petroleum coke. Based on contracts executed for the construction, the total estimated cost is approximately U.S.$13.3 billion (R$26.7 billion). We expect operations to come on-stream in 2012.

  We are also planning two new refineries located in Northeastern Brazil: Premium I and Premium II with capacity of 600 mbbl/d and 300 mbbl/d, respectively. These refineries are designed to process heavy crude oil (20[o] API) and to maximize production of low-sulfur diesel in addition to LPG, naphtha, low-sulfur kerosene, bunker fuel and petroleum coke.

  Major Refinery Projects

  The following table shows our most significant planned investments in our existing refineries for 2009 to 2013:

Planned Investments 2009-2013	(U.S.$ million)
Quality (diesel and gasoline)	13,196
Cokers	4,602
Expansion and metallurgic adaptation	590
Total	18,388

  The planned investments described above are primarily for hydro-treating units to reduce sulfur and meet international standards and coking units capable of converting heavy oil into lighter products.

  In recent years, we have been upgrading our refineries to reduce the sulfur content of the diesel we offer to our automotive customers in Brazil from 1,800 ppm to a maximum of 500 ppm by year- end 2013. In addition, we have upgraded three of our refineries to produce low-sulfur (50 ppm) diesel, and we plan to upgrade three additional refineries to produce 50 ppm sulfur diesel in 2010 and two additional refineries to produce 10 ppm ultra-low sulfur diesel by 2013. We are simultaneously upgrading our refineries to reduce the sulfur content of our gasoline from 1,000 ppm to a maximum of 50 ppm by year-end 2014.

  In 2009, we invested a total of U.S.$4,052 million in our refineries, U.S.$3,197 million of which was invested to improve the quality of our diesel and gasoline, U.S.$751 million to convert heavy oil into lighter products, and U.S.$104 million to expansion projects. Our refinery upgrades in 2009, together with existing low-sulfur diesel imports, allowed us to offer a total of 26.2 mbbl/d of 50 ppm sulfur diesel to our customers in Brazil, including to low-emission bus fleets in large Brazilian cities such as São Paulo, Rio de Janeiro, Curitiba, Belo Horizonte and Salvador, as well in the greater metropolitan areas of Belem, Fortaleza and Recife. We plan to offer an additional 45.4 mbbl/d of 50 ppm sulfur diesel for sale in 2010. In 2012, we will further increase our supply of 50 ppm sulfur diesel by 72.4 mbbl/d to meet growing demand from low-emission heavy duty vehicles. Beginning in 2013, we plan to supply 82.7 mbbl/d of 10 ppm ultra-low sulfur diesel to Brazil’s fleet of low-emission heavy duty vehicles.

  The major refinery projects that are scheduled to be completed in our 11 refineries during 2010 are the following:

    Diesel quality upgrades at RECAP and REVAP;

    Gasoline quality upgrades at REFAP, RPBC, REDUC, REGAP and RECAP; and

    Delayed coking units at REVAP.

  From 2011 through 2013, we plan to complete the following major refinery projects:

    Diesel quality upgrades at REFAP, REGAP, RLAM, REPAR, REPLAN and RPBC;

    Gasoline quality upgrades at REPLAN, REVAP, REPAR, RLAM and REMAN;

    Delayed coking units at RNE and REPAR; and

    Completion of two delayed coking units at RNE to increase heavy oil processing.

  The following major refinery projects are scheduled to be completed after 2013:

    Diesel quality upgrades at REDUC and REFAP; and

    Mild thermal cracking units to improve diesel and gasoline quality at REMAN.

  In November 2009, we began improvement and expansion projects at the Potiguar Clara Camarão refinery in Guamaré, Rio Grande do Norte, with the goal of processing 33,000 bbl/d of petroleum for the production of low-sulfur diesel, gasoline and naphtha by 2010.

  Imports and Exports

  We use exports and imports of crude oil and oil products to balance our domestic production and refinery capacity with market needs and optimize our refining margins, importing light crude for our refineries and exporting heavier crude that is surplus to our needs.

  We import diesel due to insufficient production in our Brazilian refineries and export gasoline, largely because ethanol and vehicular natural gas provide a substantial share of Brazil’s light vehicle transportation fuels. We also export fuel oil, of which 35,259 bbl was exported as bunker fuel.

  The table below shows our exports and imports of crude oil and oil products in 2009, 2008 and 2007:

	2009	2008	2007
	(mbbl/d)
Exports (1)
Crude oil	478	439	353
Fuel oil (including bunker fuel)	150	152	160
Gasoline	38	40	59
Other	39	42	43
Total exports	705	673	615
Imports
Crude oil	396	373	390
Diesel and other distillates	78	100	83
LPG	45	40	29
Naphtha	25	23	17
Other	3	34	19
Total imports	547	570	538

(1)	Includes sales made by PifCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.

  Logistics and Infrastructure

  We own and operate an extensive network of crude oil and oil products pipelines in Brazil that connect our terminals, refineries and other primary distribution points. On December 31, 2009, our onshore and offshore, crude oil and oil products pipelines extended 13,996 km (8,698 miles). We operate 27 marine storage terminals and 20 other tank farms with nominal aggregate storage capacity of 65 million barrels. Our marine terminals handle an average 10,000 tankers annually.

  We operate a fleet of owned and chartered vessels. These provide shuttle services between our producing basins offshore Brazil and the Brazilian mainland, domestic shipping and international shipping to other parts of South America, the Caribbean Sea and Gulf of Mexico, Europe, West Africa and the Middle East.

  The fleet includes double-hulled vessels, which operate internationally where required by law, and single-hulled vessels, which operate in South America and Africa only. In order to accommodate growing production volumes, we are increasing our fleet of owned vessels both to replace an ageing fleet and to decrease our dependency on chartered vessels and fluctuations in prices tied to the U.S. dollar. The new ships are needed to upgrade our fleet and handle increased production volumes. Upgrades will include replacing single-hulled tankers with double-hulled vessels and replacing vessels nearing the end of their 25-year useful life. While our near term strategy contemplates an increase to the number of owned vessels, our long-term strategy continues to focus on the flexibility afforded to us in operating a combination of owned and chartered vessels.

  In accordance with our 2009-2013 Business Plan, we intend to contract with Brazilian shipyards to construct 49 new vessels to be delivered by 2015. We have already signed contracts with four shipyards for 33 vessels for delivery between 2010 and 2014, including:

    ten Suezmax, five Aframax, four Suezmax DP and three Aframax DP ships to be constructed by the Atlantico Sul shipyard, in Suape, Pernambuco;

    four Panamax ships to be constructed by the EISA shipyard in Rio de Janeiro;

    four tankers to be constructed by the Mauá shipyard in Niterói; and

    three bunkers to be constructed by the Superpesa shipyard in Rio de Janeiro.

  We expect to contract the remaining 16 vessels (eight LPG carriers and eight product tankers) in 2010. We will continue to charter additional vessels as needed in the future.

  The table below shows our operating fleet and vessels under contract and in various stages of construction as of December 31, 2009.

	In Operation		Under Contract/Construction
	Number	Tons Deadweight Capacity	Number	Tons Deadweight Capacity
Owned fleet:
Tankers	41	2,590,485	33	3,570,350
LPG tankers	6	40,146	0	0
Anchor Handling Tug Supply (AHTS)	1	1,920	0	0
Floating, Storage and Offloading (FSO)	1	28,903	0	0
Layed-up vessel	3	56,697	0	0
Total	52	2,718,151	33	3,570,350

Chartered vessels:
Tankers	102	11,547,564
LPG tankers	18	593,190
Total	120	12,140,754

  Prior to the 1997 Oil Law, we held a monopoly on Brazilian oil and natural gas pipelines and shipping oil products to and from Brazil. The Oil Law provided for open competition in the construction and operation of pipeline facilities and gave the ANP the power to authorize other entities to transport crude oil, natural gas and oil products. We subsequently transferred our transportation and storage network and fleet to a separate wholly owned subsidiary, Petrobras Transporte S.A.— Transpetro. The transfer was required by the Oil Law and facilitates access to excess capacity by third parties on a non-discriminatory basis. We enjoy preferred access to the Transpetro network based on our historical usage levels. In practice, third parties make very limited use of this network.

  We have distributed ethanol to the domestic market through our pipelines for 30 years. As the global demand for ethanol has increased, we are investing to expand our ethanol pipeline and logistics capacity, including:

    converting the existing oil products pipeline between Guararema and Guanabara Bay to transport 2.88 mmm3 /y of ethanol by the second half of 2010, with a plan to expand to 4 mmm3 /y by 2011; and

    building a new ethanol pipeline from Paulínia to São Sebastião to transport 12.9 mmm3 /y of ethanol, primarily for export.

  Petrochemicals and Fertilizers

  Our petrochemicals operations provide a growing market for the crude oil and other hydrocarbons we produce, increase our value added and provide domestic sources for products that would otherwise be imported. We aim to expand our petrochemicals operations in Brazil and elsewhere in South America and to integrate these into our overall business.

  Our strategies are to:

    increase domestic production of basic petrochemicals and engage in second generation and biopolymers activities through investments in companies in Brazil and abroad, capturing synergies within all our businesses; and

    increase production of fertilizers in order to supply the Brazilian market.

  In September 2009, our board of directors approved the transfer of the fertilizer business to the Gas and Power segment effective in 2010, due to the synergies of the business of our natural gas operations.

  In the past, the Brazilian petrochemicals industry was fragmented into a large number of small companies, many of which were not internationally competitive and were therefore poor customers for our petrochemical feedstocks. In 2009, we participated in the consolidation and restructuring of the Brazilian petrochemicals industry.

  In June 2009, Quattor Participações (Quattor), which is 60% owned by União de Industrias Petroquímicas S.A. (Unipar) and 40% owned by Petrobras and Petroquisa, completed another step in its restructuring process in 2009 with the creation of Quattor Química S.A (Quattor Química) through a merger of Polietilenos União (PU) and Petroquimica União (PQU). Braskem S.A. (Braskem) also strengthened its position in 2009 through a merger with Petroquímica Triunfo S.A. (Triunfo), which completed the consolidation of certain of our petrochemical assets with Braskem, Odebrecht S.A. (Odebrecht), Petroquisa and Nordeste Química S.A. (Norquisa).

  As a result of these restructurings, in early 2009 we held minority interests in Brazil’s two largest petrochemical companies: Braskem S.A., 25.4% of total capital and 31% of voting stock, and Quattor, 40% of total capital and 40% of voting stock.

  In January 2010, we further consolidated our position in the Brazilian petrochemical industry by announcing the merger of Braskem and Quattor, creating Brazil’s largest petrochemicals company and the largest producer of thermoplastic resin in the Americas. We and our partner, Odebrecht, will create a new holding company for Braskem called BRK Investimentos Petroquímicos S.A. (BRK) and proceed to consolidate our direct and indirect interests in the Brazilian petrochemical industry at Braskem through a series of mergers and capital increases. Decision-making at Braskem will be governed by a Shareholders’ Agreement to be entered into with Odebrecht. Through our minority holding in Brazil’s largest new major petrochemicals company, we can better participate in planning the industry’s future needs.

  Quattor and Braskem together operate 27 petrochemical plants producing basic petrochemicals and plastics, and related distribution and waste processing operations. The table below shows the primary production capacities of each of Quattor and Braskem as of December 31, 2009.

Petrochemical Materials Nominal Capacity
(mmt/y)
Quattor Participações
Ethylene	1.22
Propylene	0.37
Cumene	0.32
Polyethylene	1.04
Polypropylene	0.88

Braskem
Ethylene	2.53
Propylene	1.21
Polyethylene	2.00
Polypropylene	1.11
PVC	0.54

  We have four new petrochemicals projects under construction or in various stages of engineering or design:

    Complexo Petroquímico do Rio de Janeiro—Comperj will process process petroleum for the production of polypropylene, polyethylene, styrene and ethylene glycol, among other petrochemical products for use in the plastics industry. Comperj will also produce fuel such as LPG, diesel, kerosene, petroleum coke and sulfur in partnership with refineries and petrochemical plants. We broke ground in 2008 and began construction in 2010 with the goal of beginning production in 2013.

    Companhia Petroquímica de Pernambuco—PetroquímicaSuape: a 700,000 t/y purified terephthalic acid plant to start up in 2011. PetroquímicaSuape was originally a joint venture between Companhia Integrada Têxtil do Nordeste—Citene and Petroquisa. In August 2008, Citene declared its intention to withdraw from this partnership and Petroquisa subsequently acquired 100% of the project. Construction began in 2008 and is on-going.

    Companhia Integrada Têxtil de Pernambuco—Citepe: a 240,000 t/y of polyester yarn facility expected to start up in 2010.

    Companhia de Coque Calcinado de Petróleo—Coquepar: two calcined petroleum coke plants, one in Rio de Janeiro and one in Paraná, with a combined capacity of 700,000 t/y. The first of the two plants is expected to start up in 2012. Coquepar is a joint venture between Petroquisa (40%), Unimetal (30%) and Energy Investments (30%).

  Our fertilizer plants in Bahia and Sergipe produce ammonia and urea for the Brazilian market. In 2009, these plants sold a combined 207,000 t of ammonia and 707,000 t of urea. We are currently conducting feasibility studies for two additional fertilizer facilities:

    UFN III with the ability to produce 1.21 million t/y of urea and 761 t/y of ammonia from 2.2 mmm3 /d of natural gas; and

    UFN IV with the ability to produce 763,000 t/y of urea and 1.1 million t/y of methanol from 4 mmm3 /d of natural gas.

  These facilities would reduce Brazil’s deficit in these fertilizers, while increasing the demand for our natural gas produced offshore.

  Distribution

  Our Distribution segment sells oil products that are primarily produced by our Supply operations and works to expand the domestic market for these oil products and biofuels such as ethanol and biodiesel. Our primary goals are to: create value by meeting growing customer needs for fuels, including both traditional hydrocarbons and biofuels; and sustain and expand our market share by providing superior quality, service and leadership in the growing biofuels sector.

  We supply and operate Petrobras Distribuidora S.A.—BR, which accounts for 38.0% of the total Brazilian distribution market, according to the ANP. BR distributes oil products, ethanol and biodiesel, and vehicular natural gas to retail, commercial and industrial customers. In 2009, BR sold the equivalent of 767.4 mbbl/d of oil products and other fuels to wholesale and retail customers, of which the largest portion (40.7%) was diesel.

  Distribution Key Statistics

	2009	2008	2007
	(U.S.$ million)
Distribution:
Net operating revenues	29,672	30,892	23,320
Income before income tax	960	1,245	676
Total assets at December 31	6,127	4,775	5,652
Capital expenditures	369	309	327

  At December 31, 2009, our BR network included 7,221 service stations, or 19.2% of the stations in Brazil. This total includes 759 stations in Northern, Northeastern and Northwestern Brazil that we acquired from Ipiranga in 2007, and which were incorporated into the BR network in April 2009.

  BR was Brazil’s leading service station in 2009, with BR-owned and franchised stations making 30.0% of Brazil’s retail diesel, gasoline, ethanol, vehicular natural gas and lubricant sales, according to the ANP. Most BR stations are owned by franchisees that use the BR brand name under license and purchase exclusively from us; we also provide technical support, training and advertising. We own 773 of the BR stations and are required by law to subcontract the operation of these owned stations to third parties.

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

  Service stations in our network also sell vehicular natural gas. The number of stations offering this product increased to 501 in December 2009, from 453 in December 2008, and total gas sales in 2009 were 482 mmm[3] (17,005 mmcf).

  We also distribute oil products and biofuels under the BR brand to commercial and industrial customers, which accounts for 55.7% of the total Brazilian wholesale market, according to the ANP. Our customers include aviation, transportation and industrial companies, as well as utilities and government entities, all of which generate relatively stable demand.

  We also sell oil products produced by our Supply operations to other retailers and to wholesalers.

  Our LPG distribution business, Liquigas Distribuidora, held a 22.4% market share and ranked second in LPG sales in Brazil in 2009, according to the ANP.

  We participate in the retail sector in other South American countries through our International business segment. See “—International.”

  Gas and Power

  For many years, we have been simultaneously developing Brazil’s natural gas reserves, infrastructure and markets. We have been developing gas sources in offshore Brazil and Bolivia, increasing our actual supply of natural gas from approximately 11.0 mmm3 /d (388.5 mmcf/d) in 1999 to 46.1 mmm3 /d (1,628.0 mmcf/d) in 2009. To monetize our growing production, we have constructed the Bolivia-Brazil gas pipeline completed in 1999, two LNG terminals, both completed in 2009, a domestic transportation system and gas-fired electric power generation capacity, both of which we have been developing for the past decade. As a result of our efforts, natural gas supplied 3.7% of Brazil’s total energy needs in 1998 compared to 8.7% in 2009, and is projected to supply 14.2% of Brazil’s energy needs by 2020, according to Empresa de Pesquisa Energética, a branch of the Ministry of Mines and Energy (MME).

  The development plans of our Exploration and Production operations are expected to result in substantial increases in gas production from the Espírito Santo and Santos basins off the Brazilian coast, including from pre-salt reservoirs. We are investing in transportation infrastructure to deliver these new volumes to markets in Northeastern and Southeastern Brazil and to improve the flexibility of our distribution system. Natural gas imported from Bolivia will play a lesser though still important role in our operations as we increase domestic gas production. LNG imports will supplement gas demand in Brazil, particularly with respect to surges in demand related to thermoelectric power generation.

  We are also improving our commercial operations through a suite of natural gas sales contracts that better allow us to match supply and demand for gas and electric power.

  Our primary goals for our Gas and Power segment are to:

    add value by monetizing Petrobras’ natural gas reserves;

    assure flexibility and reliability in the commercialization of natural gas in thermoelectric and non-thermoelectric markets;

    expand our LNG business to meet demand and diversify our supply of natural gas; and

    optimize our thermoelectric power plant portfolio and invest in renewable energy sources for power generation.

  Gas and Power Key Statistics

	2009	2008	2007
	(U.S.$ million)
Gas and Power:
Net operating revenues	5,652	8,802	4,912
Income (loss) before income tax	657	(504)	(947)
Total assets at December 31	24,861	14,993	15,536
Capital expenditures	5,116	4,256	3,223

  Natural Gas

  Our natural gas business comprises four activities: transportation (building and operating natural gas pipeline networks in Brazil); acquisition and regasification of LNG; equity participation in distribution companies that sell natural gas to end- users; and commercialization (purchase and resale).

  Transportation

  Over the last five years, we have invested approximately U.S.$13.32 billion (R$26.82 billion) to expand and improve our natural gas transportation system in Brazil.

  Today, we have two main pipeline networks linked by the Southeast Northeast Interconnection Gas Pipeline (Gasene, completed in March 2010), that allow us to transport natural gas to areas of demand. The Malha Sudeste (Southeast Network) spans 5,030 km (3,125 miles) and connects our main offshore natural gas producing fields in the Campos and Espírito Santo basins to the growing markets of the Southeast Region, including Rio de Janeiro and São Paulo. The Malha Nordeste (Northeast Network) spans 1,968 km (1,223 miles) and carries gas from onshore and offshore natural gas fields in the Northeast to consumers in that region. The Southeast Network includes the 2,593 km (1,612 mile) Brazilian portion of the Bolivia-Brazil natural gas pipeline. In the Northern Region, the 661 km (411 mile) Urucu-Coari-Manaus pipeline connects the Solimões Basin to Manaus, where natural gas is used primarily to generate electric power, and also to meet industrial, commercial and retail demand.

  In 2009, we invested U.S.$4.3 billion (R$ 9.6 billion) and in 2010 we plan to invest another U.S$3.5 billion (R$6.5 billion). With the completion of our investments in 2010, the gas infrastructure in Brazil will be largely completed.

  The major projects completed in 2009 and in the first half of 2010 were the following:

    Cabiúnas-Reduc (Gasduc III): a 183 km (114 mile) gas pipeline connecting the Campos and Espírito Santo basins to the Southeast Region, with the capacity to transport 40 mmm3 /d (1,412 mmcf/d) of natural gas.

    Urucu-Coari-Manaus: a 661 km (411 mile) gas pipeline in the Northern Region with the capacity to transport up to 4.1 mmm3 /d (144.8 mmcf/d) of natural gas, with a potential to reach up to 6.75 mmm3 /d (238.4 mmcf/d) with the installation of two compression stations.

    The Gasene network to transport up to 20 mmm³/d (706.3 mmcf/d) for 949 km (590 miles) from Cacimbas, in the State of Espírito Santo, to the city of Catu in the State of Bahia.

    The Japeri-Reduc (RJ) (45 km, 28 mile), Paulínia-Jacutinga (SP-MG) (93 km, 58 mile) and Cacimbas-Vitória (ES) (130 km, 81 mile) pipelines, and a 15 km (9 mile) pipeline to connect the Guanabara Bay regasification terminal.

    Gasbel II: a 296 km (167 mile) gas pipeline connecting Volta Redonda in Rio de Janeiro State to the Queluzito District in the State of Minas Gerais, with the capacity to transport up to 5 mmm³/d of natural gas, increasing the existing capacity of the Gasbel I gas pipeline. The total capacity of the two pipelines is 7.9 mmm³/d (279.0 mmcf/d).

  Projects that are still under construction but which are scheduled to be completed during 2010 are the following:

    Caraguatatuba-Taubaté (Gastau): a 96 km (60 mile) gas pipeline in the State of São Paulo connecting the Caraguatatuba gas processing facilities to the compression station of Taubaté, with the capacity to transport 20 mmm³/d (706.3 mmcf/d) of natural gas.

    Pilar-Ipojuca: a 189 km (117 mile) gas pipeline connecting Pilar in the State of Alagoas, to Ipojuca in the State of Pernambuco, with the capacity to transport 15 mmm³/d (529.7 mmcf/d) of natural gas. This pipeline will allow us to increase the supply of natural gas to consumers in the Northeast Region.

  The map below shows our existing pipelines and our pipelines under construction.

  Acquisition and Regasification of LNG

  We have completed construction of two LNG terminals, one in Rio de Janeiro with a send-out capacity of 20 mmm3 /d (706 mmcf/d) that was completed in January 2009, and the other in Pecém in Northeastern Brazil with a send-out capacity of 7 mmm3 /d (247 mmcf/d) that was completed in December 2008.

  The terminals are supported by two large LNG regasification ships with a capacity of 14 mmm3 /d (494 mmcf/d) and 7 mmm3 /d (247 mmcf/d), respectively. The new terminals and regasification ships give us the flexibility to import gas from other sources to supplement domestic natural gas supplies. We have negotiated and signed with several companies LNG supply contracts and Master Sales Agreements that will be used to acquire LNG cargoes as needed.

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

  The State of Espírito Santo has assigned us exclusive rights to distribute natural gas through our BR subsidiary. In 2009, Brazil’s distribution companies sold a combined 36.4 mmm3 /d (1,285 mmcf/d) of natural gas, of which our share was 21%, according to our estimates.

  The map below shows the name and location of each local gas distributor in which we have an equity interest and our share in those companies.

GASAP
37.3%
GASMAR
23.5%
GASPISA
37.25%
CEGÁS
41.5%
POTIGÁS
83.0%
PBGÁS
41.5%
COPERGÁS
41.5%
ALGÁS
41.5%
41.5%
BAHIAGÁS
41.5%
100.0%
CEG RIO
37.4%
CEG
GASMIG
40.0%
COMGÁS
gasNatural
Eni
CIGÁS
RONGÁS
41.5%
Goiasgás
34.5%
MSGÁS
49.0%
CEBGAS
32.0%
COMPAGAS
24.5%
SCGÁS
41.0%
SULGÁS
49.0%

  Our most significant distribution holdings are:

Name	State	Group Share %	Average Gas Sales in 2009 (mmm3/d)	Customers

CEG RIO	Rio de Janeiro	37.41	3,759	23,031
BAHIAGAS	Bahia	41.50	3,100	3,328
SCGÁS	Santa Catarina	41.00	1,578	1,645
GASMIG	Minas Gerais	40.00	1,537	279

  According to our estimates, our two most significant holdings, CEG Rio and Bahiagás, sold 10.3% and 8.5% of Brazil’s national gas volumes in 2009, respectively. CEG Rio and Bahiagás are Brazil’s third and fourth largest gas distributors. These companies, together with independent distributors Comgás (32.5% of Brazil’s 2009 national gas volumes) and CEG (15.7% of the same), supply 67% of the Brazilian market.

  Commercialization

  In 2009, our Gas and Power segment supplied an average 46.1 mmm3 /d (1,628.0 mmcf/d) of natural gas for consumption.

  Of the 2009 total, 20.8% was used for internal consumption, 8.9% was used for thermoelectric power generation and the remaining 70.3% was consumed by industrial, commercial and retail natural gas users.

  In 2009, our Exploration and Production segment supplied 49.9% of our total gas needs, we imported 48.6% from Bolivia, and the balance of 1.5% was supplied by LNG imports. We expect the proportion of domestic gas in our total supply mix to increase in future years as our Exploration and Production segment brings new gas fields on stream.

  The table below shows the sources of our natural gas supply, our sales and internal consumption of natural gas, and our revenues for each of the past three years:

Supply and Sales of Natural Gas	2009	2008	2007
	(mmm3/d)
Sources of natural gas supply
Domestic production	23.0	30.3	22.4
Imported from Bolivia	22.4	30.4	26.9
Liquefied natural gas	0.7	0.0	0.0
Total natural gas supply	46.1	60.7	49.3
Sales of natural gas
Sales to local gas distribution companies(1)	32.4	36.8	35.1
Sales to gas-fired power plants	4.1	12.8	4.1
Total sales of natural gas	36.5	49.6	39.3
Internal consumption (refineries, fertilizer and gas-fired power plants)(2)	9.6	11.1	10.0
Revenues (U.S.$ billion)(3)	3.5	5.1	2.8

(1)	Includes sales to local gas distribution companies in which we have an equity interest.
(2)	Includes gas used in the transport system.
(3)	Excludes internal consumption.

  The table below shows how the natural gas we supplied was utilized in our principal markets from 2007 to 2009:

Natural Gas Consumption	2009	2008	2007
	(mmm3/d)
Industrial, commercial and retail	32.4	36.8	35.1
Gas-fired power plants	5.3	14.7	5.8
Refineries and fertilizer plants	7.6	7.9	10.3

  Consumption by industrial, commercial and retail natural gas customers decreased 11.9% in 2009 compared to 2008. The decrease in the non- thermoelectric market was due mainly to reduced industrial demand as a result of global economic conditions. Thermoelectric consumption decreased 63.9% from 2008 to 2009 due to abundant rainfall and lower industrial output.

  Gas Sales Contracts and Pricing

  In 2007, we adopted a suite of gas contracts that offer customers four different supply options to give us the flexibility to match our gas sales more closely to the volumes we have available from our Exploration and Production segment, imports from Bolivia and LNG imports. The principal characteristics of these contracts are:

    Firm Inflexible: the distributor assures payment under take-or-pay contracts and we guarantee delivery of the contracted volume. We have committed 22.61 mmm3 /d (798.5 mmcf/d) of gas under this contract through 2012.

    Firm Flexible: we may interrupt supplies in accordance with negotiated conditions, in which case we agree to supply a substitute fuel and compensate the end user for additional costs. The price is equivalent to the gas sold under Firm Inflexible contracts. We have committed 4.20 mmm3 /d (148.3 mmcf/d) of gas under this contract through 2012.

    Interruptible: we have the right to interrupt supplies in accordance with negotiated conditions and the distributor or end user is responsible for finding alternative fuels. The distributor pays a lower price for gas under this type of contract. We have committed 3.25 mmm3 /d (114.8 mmcf/d) of gas under this contract through 2012.

    Preferential: we are obligated to provide natural gas as demanded, but the consumer has the right to interrupt purchases at any time. We expect this type of contract to be used predominantly by thermoelectric customers using LNG. We have committed 5.12 mmm3 /d of gas under this contract through 2012.

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

  Of our total sales to distribution companies in the non-thermoelectric market in 2009, approximately 47% was delivered under the new contracts. We will use the new contracts to deliver up to 63% of the volumes committed to the non- thermoelectric market through 2012.

  The table below shows our future gas supply commitments from 2010 to 2014, including sales to both local gas distribution companies and gas-fired power plants.

Natural Gas Sales Contracts	2010	2011	2012	2013	2014
	(mmm3/d)
To local gas distribution companies:
Related parties(1)	16.16	18.07	19.05	19.64	19.92
Third parties	18.09	17.81	17.48	17.10	16.88
To gas-fired power plants:
Related parties(1)	7.68	3.69	3.60	3.60	3.63
Third parties	2.59	7.27	7.70	8.90	9.15
Total(2)	44.52	46.84	47.83	49.24	49.58
Estimated contract revenues (U.S.$ billion)(3)(4)	4.1	4.6	4.9	5.2	5.0

(1)
  For purposes of this table, “related parties” include all local gas distribution companies and power generation plants in which we have an equity interest and “third parties” refer to those in which we do not have an equity interest.

(2)	Estimated volumes are based on “take or pay” agreements in our contracts, expected volumes and contracts under negotiation (including renewals of existing contracts), not maximum sales.
(3)	Figures show revenues net of taxes. Estimates are based on outside sales and do not include internal consumption or transfers.
(4)	Prices may be adjusted in the future and actual amounts may vary.

  Short-Term Natural Gas Commitments

  In order to develop and stimulate the Brazilian natural gas market in general, and the industrial market in particular, we created an auction system in early 2009 to sell natural gas to the non-thermoelectric market under short-term contracts at more competitive prices. These auctions allowed us to commercialize natural gas volumes reserved for but not utilized by local gas distributors, offering lower prices to the end user. Between April and September of 2009, we offered a total of approximately 12.0 mmm3 /d (423.8 mmcf/d) of natural gas for sale through these auctions under one- and two-month contracts.

  Beginning in September 2009, we expanded the short-term auctions to include natural gas volumes that had been reserved for gas-fired thermoelectric plants under long-term contracts, which we did not expect to deliver for at least six months because of low demand for power from gas- fired plants.

  These auctions allowed us to offer a total of approximately 22.0 mmm3 /d (776.9 mmcf/d) of natural gas for sale under six-month contracts at prices that were up to 41% lower than those specified under our standard long-term contracts with local gas distribution companies.

  In total, the auctions allowed us to sell between 2.4 and 6.2 mmm3 /d (84.8 to 218.9 mmcf/d) of natural gas between April and December 2009 under short-term contracts of between one and six months in duration, equivalent to approximately 8% of the total volume of natural gas consumed in the non-thermoelectric market in 2009 (1,036 mmm[3] or 36,586 mmcf).

  Long-Term Natural Gas Commitments

  When we invested in the Bolivia-Brazil pipeline in 1996, we entered into a series of long- term contracts with three companies:

    Gas Supply Agreement (GSA) with the Bolivian state-owned company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase certain minimum volumes of natural gas at prices linked to the international fuel oil price through 2019, after which the agreement may be extended until all contracted volume has been delivered. On December 18, 2009, Petrobras and YPFB signed the fourth amendment to the GSA, which provides for additional payments to YPFB for liquids contained in the natural gas purchased by Petrobras through the GSA, of between U.S.$100 million and U.S.$180 million per year, retroactive to May 2007.

      As of February 2010, Petrobras has paid all obligations owed for 2007. Additional payments for subsequent years will be paid after YPFB fulfills certain conditions to be negotiated;

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

    Our volume obligations under the ship-or-pay arrangements were generally designed to match our gas purchase obligations under the GSA. The tables below show our contractual commitments under these agreements for the five-year period from 2010 through 2014.

Commitments to Purchase and Transport Natural Gas	2010	2011	2012	2013	2014
Purchase commitments to YPFB
Volume obligation (mmm3/d)(1)	24.06	24.06	24.06	24.06	24.06
Volume obligation (mmcf/d)(1)	850.00	850.00	850.00	850.00	850.00
Brent crude oil projection (U.S.$)(2)	61.00	72.00	74.00	68.00	60.00
Estimated payments (U.S.$ million)(3)	1,535.00	1,452.00	1,577.00	1,536.00	1,414,00

Ship-or-pay contract with GTB
Volume commitment (mmm3/d)	30.00	30.00	30.00	30.00	30.00
Volume commitment (mmcf/d)	1,059.00	1,059.00	1,059.00	1,059.00	1,059.00
Estimated payments (U.S.$ million)(4)	109.46	109.99	110.53	111.07	111.60

Ship-or-pay contract with TBG
Volume commitment (mmm3/d)	30.00	30.00	30.00	30.00	30.00
Volume commitment (mmcf/d)	1,059.00	1,059.00	1,059.00	1,059.00	1,059.00
Estimated payments (U.S.$ million)(4)	387.01	388.43	389.86	391.29	392.73

(1)	25.3% of contracted volume supplied by Petrobras Bolivia.
(2)	Brent price forecast based on our 2020 Strategic Plan.
(3)
    Estimated payments are calculated using gas prices expected for each year based on our Brent price forecast. Gas prices may be adjusted in the future based on contract clauses and amounts of natural gas purchased by Petrobras may vary annually.

(4)	Amounts calculated based on current prices defined in natural gas transport contracts.

    Power

    Brazil has a total of 107,185 MW of installed electric power capacity, of which around 81% is in low-cost hydroelectric stations that supply around 93% of the country’s electric power needs. While hydroelectric power facilities have many advantages, and are particularly suited to meeting base electric power needs, they cannot be readily expanded, have limited ability to meet surges in demand and are vulnerable to periods of prolonged drought.

    Brazil has accordingly been developing thermoelectric power generation capacity to supplement the base hydroelectric system. Thermoelectric generation is expected to play an increasing role in meeting Brazil’s power needs as the country’s economic growth fuels the demand for energy.

    As part of this national strategy, we have been developing and operating gas-fired thermoelectric power generation plants. We currently own stakes in 26 thermoelectric power plants, and we control 16 of them. As a result of our investments in the power sector, we currently own 63% of the total gas-fired thermoelectric installed capacity in Brazil according to the Operador Nacional do Sistema Elétrico—ONS (National Electricity System Operator) (ONS).

    We generate electricity from our thermoelectric power plants to supplement Brazil’s base-load hydroelectric generation. During 2009, abundant rainfall allowed the Brazilian hydroelectric system to generate 47,139 MWavg of electricity, or 93% of the country’s needs. As a result, we were called upon to generate only 525 MWavg of electricity in 2009, compared to 2,025 in 2008. Of our 2009 generation, 59% was generated in the Southeast Region of the country, 30% in the South, and 11% in the Northeast.

    We also export energy to neighboring countries. In 2009, we exported 80 MWavg to Argentina and Uruguay.

    Electricity Capacity and Sales

    Power Generation Capacity

    We had a total of 5,965.9 MW of installed capacity at year-end 2009, 5,438.7 MW of which was installed in thermoelectric plants controlled by us (5,405.9 MW of gas-fired capacity, and 31 MW of oil- fired capacity).

    Under Brazil’s power pricing regime, we are allowed to sell only that portion of our power-generating capacity that is certified by the MME. At year-end 2009, the MME certified 2,661 MWavg of commercial capacity out of the total 5,438.7 MW of installed capacity controlled by us due to gas supply constraints.

    Given the growing importance of thermoelectric generation and to increase our certified commercial capacity, in 2007 we entered into an agreement with the ANEEL under which we committed to increase our ability to supply power to the grid from our own plants. We will accomplish this by increasing natural gas supplies, including LNG, converting some existing power plants to dual- fuel operation and leasing backup oil-fired power plants. By 2011 we are committed to supply up to 6,065 MW and expect to have an average 3,696 MW certified commercial capacity available for sale, exclusive of our own power requirements.

    The table below shows the installed capacity and commercial capacity of the thermoelectric power plants controlled by us for 2009 through 2012 under our agreement with the ANEEL:

Petrobras Installed Capacity and Utilization	2009	2010	2011	2012(2)
Gross installed capacity (MW)	5,966	6,065	6,065	6,100
Certified commercial capacity(1) (MWavg)	2,661	3,481	3,696	3,361

(1)	Weighted average of certified commercial capacity for the year.
(2)	Our installed and commercial capacity will be reduced in 2012 due to the termination of our lease of the Araucaria thermoelectric power plant.

    Electricity Sales

    Non-base-load thermoelectric plants like ours are used to supplement hydroelectric generation when needed. Prior to 2004, Brazil’s power pricing regime made it difficult for such plants, which operate at low average utilization rates, to cover their operating costs and provide a return on capital. To compensate owners of thermoelectric plants for the security they provide to the system, Brazil enacted the New Regulatory Model for the power sector. Under the Model, public utilities are required to secure their expected energy needs under long-term contracts through auctions coordinated by the MME.

    Only that portion of our thermoelectric capacity defined as New Energy under the New Regulatory Model for the power sector is eligible to be sold through the auction system. Thermoelectric power generators of New Energy bid in these auctions to supply “standby availability” up to their certified commercial capacity, although they will not necessarily be called upon to generate this power.

    Thermoelectric power that does not meet the definition of New Energy is largely sold under long-term bilateral contracts, primarily with power distribution companies. Such contracts are subject to the regulations that governed the power sector before the enactment of the New Regulatory Model. Under these agreements, we are compensated for our thermoelectric capacity based on a combination of factors, including whether or not we actually generate energy, the certified power generation capacity of each power plant, and conditions of supply and demand in Brazil’s power market. Each of these factors are determined by the appropriate regulatory bodies in Brazil, including the MME, the ONS and the Câmara de Comercialização de Energia Elétrica—CCEE (Electricity Trading Board).

    Of the total 3,896 MWavg of power available for sale in 2011 (including the certified commercial capacity of our plants and power purchased from third parties), approximately 41% has already been sold as standby availability in the 2005 and 2006 auctions, and approximately 48% has been committed under bilateral contracts, leaving 448 MWavg of power generating capacity available for sale.

    The following table summarizes our commitments under standby availability and bilateral contracts, power purchased from third parties, and the power we expect to be available for sale if the infrastructure to deliver gas to our thermoelectric power plants is completed.

	2008	2009	2010	2011	2012
	(MWavg)
Total available for sale:
Commercial capacity (MW) (1)	1,605	2,661	3,481	3,696	3,361
Purchased from third parties	888	329	212	200	200
Commitments:
Standby availability auctions	352	821	1,391	1,596	1,596
Bilateral contracts	1,900	2,103	2,232	1,862	1,866
Remaining available for sale (1)(2)	241	66	70	448	99

(1)	Projections based on existing capacity and expected supply of gas.
(2)	Represents the remaining commercial capacity available for sale beginning in 2010.

    Standby Availability

    In the 2005 and 2006 auctions, we sold standby availability of 1,391 and 205 MWavg, respectively, on 15-year contracts beginning in 2008 to 2011. This represented most of our capacity that is classified as New Energy. We have been compensated for the standby availability from the 2005 and 2006 auctions since 2008, with the capacity compensation stepping up through 2011, at which time it stabilizes.

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

    Bilateral Contracts

    In 2010, 2,232 MWavg of our generating capacity will be subject to the terms of bilateral contracts, with 1,862 MWavg committed under bilateral contracts in 2011 and 1,866 committed in 2012.

    The agreements will run off gradually, with the last contract expiring in 2028. As existing bilateral contracts run-off, we will negotiate new long-term contracts on the same or better terms. We will sell our remaining certified power- generation capacity under short- and medium-term bilateral contracts and auctions conducted by us and by the MME.

    In the past, limited supplies of natural gas affected our ability to generate electricity from our own thermoelectric plants under existing bilateral contracts, even when it would have been profitable for us to do so. Our limited natural gas infrastructure also exposed us to fines when we were unable to deliver contracted amounts of electricity. We paid fines in the total amount of R$46 million (U.S.$ 23 million) in 2009, compared to R$434 million (U.S.$ 236 million) paid in 2008. Even as we increase the available supply of natural gas, our earnings under these contracts are difficult to predict because the net margins are subject to adjustments coordinated by the CCEE. Additionally, the contracts do not permit us to directly pass on to our customers changes in the cost of acquiring natural gas.

    Beginning in 2010 we can fully supply our gas-fired plants, giving us maximum flexibility to decide how best to utilize our gas resources based on prevailing economic conditions. Under the terms of the bilateral contracts, during periods of high international gas prices and low demand for power in Brazil, it may be more profitable for us to sell our gas directly to the market than to generate contracted amounts of energy from our own gas- fired plants. Under these circumstances, we may fulfill our contractual commitments by purchasing power from third parties, as we did in 2008, or elect to pay fines instead of generating electricity.

    Renewable Energy and Reduction of Greenhouse Gases (GHG)

    We have also invested in a number of renewable power generation sources in Brazil including wind, solar and small hydroelectric plants. Our small hydroelectric plants, built in partnership with other Brazilian companies, have 316.4 gross MW of installed capacity, of which 25.4 MW are expected to become operational in 2010.

    In 2009, we sold 49 MWavg from wind- powered plants on 20-year contracts beginning in 2011 through an auction of “reserve energy.” The reserve energy system was created in 2008 to supplement Brazil’s power grid by auctioning energy directly to the Brazilian government from eligible power plants to meet future demand. We participated in the 2009 reserve energy auction through our interests in four eligible wind-power plants with a total installed capacity of 104.0 MW. These wind-powered plants will be built in partnership with other Brazilian companies.

    As part of our 2020 Strategic Plan, we adopted climate change guidelines to reduce GHG under the Clean Development Mechanism. We are developing several GHG reduction projects including wind energy, small hydropower plants (SHP), power generation using turbo expanders in refineries, nitrous oxide reduction, waste heat recovery and energy efficiency.

    Our Internal Energy Conservation Program works to improve energy efficiency in all our units. In 2009, we avoided approximately 50 thousand tons of carbon dioxide emissions from all of our power plants as a result of this program.

    Bio-Renewables

    We aim to become a major producer of biodiesel in Brazil and actively participate in Brazil’s growing ethanol industry, particularly in the production, transportation and exportation of ethanol. Brazil has highly favorable climate and soil conditions for growing sugarcane and vegetable oil crops and is an important player in the international biofuels market.

    The primary fuel used in Brazil is diesel, which accounts for 758.5 mbbl/d (44.2%) of the total Brazilian fuels market. By law, all diesel sold in Brazil from July 2009, was required to be at least 4% biodiesel; this proportion increased to 5% in January 2010. We act as a catalyst for developing the new market by securing and blending biodiesel supplies and furnishing these to smaller distributors as well as our own service stations.

    Brazil is a global leader in the use of ethanol as a substitute fuel for light vehicles. Today, 88.2% of new gasoline vehicles sold in Brazil have dualfuel capability, and service stations offer a choice of 100% ethanol as well as a blend of 25% ethanol and gasoline, as required by the regulator. We have supported the development of the ethanol market by distributing and wholesaling ethanol and by stimulating improvements in product quality. In 2009, we acquired 40.4% of Total Agroindustria Canavieira S.A (Total). Total owns a plant with ethanol production capacity of 1.7 mbbl/d. This investment will expand our ethanol production capacity to 3.5 mbbl/d and will add 38.5 MW to our installed power generation capacity. Our goal is to reach ethanol production levels of 63.6 mbbl/d by 2013.

    In 2009, Petrobras exported 362,000 m3 of ethanol, including industrial ethanol to Asia and fuel ethanol to the United States and Europe, corresponding to 12% of Brazil’s total ethanol exports.

    On April 30, 2010, we announced a strategic partnership with Tereos International, a Brazilian subsidiary of the Tereos Group, under which we will invest a total of R$1.6 billion (U.S.$909 million) over five years to acquire a 45.7% stake in Açúcar Guarani S.A., the fourth-largest sugarcane processor in Brazil with an estimated crushing capacity of 17.4 mmt for 2010-2011. In the first phase of the partnership, Petrobras Biocombustível will invest R$682 million (U.S.$387 million) to acquire an initial 26.3% stake in Guarani, to be followed by subsequent investments of R$929 million (U.S.$528 million) over five years to acquire an additional 19.4% stake in the Brazilian sugarcane processor. The partnership with Tereos International is subject to approval from the Conselho Administrativo de Defesa Econômica, or CADE (Brazilian Antitrust Authority). Our investment in Guarani will allow us to significantly increase our ethanol production, stimulate improvements in product quality, and further develop our ethanol distribution and marketing operations in accordance with our 2009-2013 Business Plan.

    We have signed contracts to secure the purchase of vegetable oils from small farmers and industrial producers in order to supply our three biodiesel plants, located in Northeastern Brazil at Candeias and Quixada and in Southeastern Brazil at Montes Claros. We increased the capacity of these plants from 2.9 mbbl/d to 5.6 mbbl/d through operational improvements in 2009. In 2010, after the expansion of the Candeias plant and the start-up of the Marialva plant, in which Petrobras Biocombustível acquired a 50% interest in November 2009, our biodiesel production capacity will reach 11.2 mbbl/d.

    Beginning in 2009, we have accounted for the results from our Bio-Renewables operations in our Corporate segment. In prior years, the results from our Bio-Renewables operations were included in our Gas and Power segment.

    International

    We have operations in 24 countries outside Brazil that encompass all phases of the energy business. Our primary goals for our international operations are to:

      use our technical expertise in deepwater exploration and production to participate in high-potential and frontier offshore regions; and
      expand and integrate international downstream operations aligned with our domestic activities.

    The net operating revenues of our International segment represented 11.1% of our total net operating revenues in 2009, (9.3% in 2008 and 10.4% in 2007). The total assets of our International segment at December 31, 2009 represented 7.4% of our total assets (10.7% in 2008 and 9.0% in 2007).

    International Upstream Activities

    We aim to integrate our operations by capturing synergies in our upstream and downstream operations within South America, North America and Asia. We are focusing our international upstream activities in the Gulf of Mexico and West Africa, where there are opportunities to leverage the deepwater expertise we have developed in Brazil. We also have preliminary exploratory efforts underway in North Africa, Asia, Europe and the Middle East. Our discoveries of significant reserves in the pre-salt reservoirs in Brazil have led us to reduce our planned expenditures for international activities, prioritizing our domestic activities.

	Countries	Operations as of December 31, 2009
		E&P		Refining, Petrochemical and Marketing	Distribution	Gas andPower
		Exploration	Production
1	Argentina	Ö	Ö	Ö	Ö	Ö
2	Bolivia	Ö	Ö			Ö
3	Chile				Ö
4	Colombia	Ö	Ö		Ö
5	Ecuador	Ö	Ö
6	Paraguay				Ö
7	Peru	Ö	Ö
8	Uruguay	Ö			Ö	Ö
9	Venezuela	Ö	Ö
	South America	Ö	Ö	Ö	Ö	Ö

10	Mexico	Ö	Ö
11	U.S.	Ö	Ö	Ö
	North America	Ö	Ö	Ö

12	Angola	Ö	Ö
13	Libya	Ö
14	Mozambique	Ö
15	Namibia	Ö
16	Nigeria	Ö	Ö
17	Senegal	Ö
18	Tanzania	Ö
	Africa	Ö	Ö

19	Portugal	Ö
20	Turkey	Ö
	Europe	Ö

21	India	Ö
22	Japan			Ö
23	Pakistan	Ö
	Asia	Ö		Ö

24	Iran	Ö
	Middle East	Ö

    International Key Statistics

	2009	2008	2007
	(U.S.$ million)
International:
Net operating revenues	10,197	10,940	9,101
Income (loss) before income tax	232	(605)	(237)
Total assets at December 31	14,914	13,439	11,717
Capital expenditures	2,111	2,908	2,864

    During 2009, we conducted exploration and production activities in 21 countries outside Brazil (Angola, Argentina, Bolivia, Colombia, Ecuador, the United States, India, Iran, Libya, Mexico, Mozambique, Namibia, Nigeria, Pakistan,

Peru, Portugal, Senegal, Tanzania, Turkey, Uruguay and Venezuela). See “—Overview of the Group” for information about production and reserves in each region.

The table below shows our main exploration and production projects being developed worldwide. Additional information about certain of these projects is provided in the text that follows.

			E&P Assets
Countries		Main projects in Development	Phase	Operated by	Petrobras interest (%)
South America
1	Argentina(1)	Sierra Chata	Production	Petrobras	46
		Parva Negra	Exploration	Petrobras	100
		El Tordillo	Production	Partner	36
		La Tapera	Production	Partner	36
2	Bolivia	San Alberto	Production	Petrobras	35(2)
		San Antonio	Production	Petrobras	35(2)
		Ingre	Exploration	Petrobras	100
3	Colombia	Balay 1	Exploration	Petrobras	70
		Tayrona	Exploration	Petrobras	50
		Cebucan	Exploration	Petrobras	50
		Villarica Norte	Exploration	Petrobras	50
		Tibu	Development	Partner	55
4	Ecuador	Block 18	Production	Petrobras	30
5	Peru	Lote 10	Production	Petrobras	100
		Lote 57	Exploration	Partner	45.16
		Lote 58	Exploration	Petrobras	100
6	Uruguay	Block 3	Exploration	Partner	40
		Block 4	Exploration	Petrobras	40

7	Venezuela	Oritupano Leona	Production	Partner	40(3)
		Acema	Production	Partner	40(3)
		La Concepcion	Production	Partner	40(3)
		Mata	Production	Partner	40(3)
North America
8	Mexico	Cuervito	Production	Petrobras	0(4)
		Fronterizo	Production	Petrobras	0(4)
9	U.S.	Cascade	Development	Petrobras	100
		Chinook	Development	Petrobras	66.67
		Coulumb (MC 613)	Production	Partner	33.33
		Cottonwood	Production	Petrobras	100
		St. Malo	Development	Partner	25
		Tiber	Development	Partner	20
		Stones	Development	Partner	25
		Ewing Bank 910	Production	Partner	60
		GB 200 201	Production	Partner	25
		EL 162	Production	Partner	40
		SMI 280	Production	Partner	50
		VM 379	Production	Partner	25
		Aransas	Exploration	Petrobras	100
		Big Bend	Exploration	Petrobras	50
		Bluewood	Exploration	Petrobras	100
		Bolt	Exploration	Partner	50
		Canaveral	Exploration	Petrobras	100
		Casnook	Exploration	Petrobras	67
		Flavian	Exploration	Petrobras	100
		Hadrian West	Exploration	Partner	50
		Impala	Exploration	Partner	50
		Julius	Exploration	Petrobras	100
		Latigo	Exploration	Partner	50
		Logan	Exploration	Partner	35
		Montebelo	Exploration	Petrobras	100

Countries			E&P Assets
		Main projects in Development	Phase	Operated by	Petrobras interest (%)
Africa
10	Angola	Block 2	Production	Partner	28
		Block 6	Exploration	Petrobras	40
		Block 15	Exploration	Partner	5
		Block 18	Exploration	Petrobras	30
		Block 26	Exploration	Petrobras	80
		Block 34	Exploration	Partner	30

11	Libya	Area 18	Exploration	Petrobras	70
12	Mozambique	Zambezi Delta block	Exploration	Partner	17
13	Namibia	2714A	Exploration	Partner	50
14	Nigeria	Akpo Field	Production	Partner	20
		Agbami Field	Production	Partner	13
		Egina Field	Development	Partner	20
		Egina South Field	Exploration	Partner	20
		Preowei Field	Exploration	Partner	20
		OPL 315	Exploration	Petrobras	45
15	Senegal	Rufisque Profond	Exploration	Partner	40
16	Tanzania	Block 5	Exploration	Petrobras	100
Europe
17	Portugal	Camarão	Exploration	Petrobras	50
		Mexilhão	Exploration	Petrobras	50
		Ostra	Exploration	Petrobras	50
		Amejoa	Exploration	Petrobras	50
18	Turkey	Block 3922 (Sinop)	Exploration	Petrobras	50
Asia
19	India	Krishna Godavari	Exploration	Partner	15
		Cauvery	Exploration	Partner	25
20	Pakistan	Block G	Exploration	Partner	50
Middle East
21	Iran	Tusan block	Exploration	Petrobras	100(2)

(1)	All Argentine exploration and production projects are held through our 67.2% share in PESA.
(2)	Risk service contract, under which Petrobras’ expenditures are reimbursed only if exploration results in economically viable oil discoveries.
(3)	Joint venture.
(4)	Non-risk service contract, under which Petrobras’ expenditures are reimbursed regardless of whether exploration results in economically viable oil discoveries.

During 2009, our capital expenditures for international exploration and production represented 10.4% of our total capital spending for exploration and production.	We have contracted five drilling units and one FPSO to support our ultra-deepwater operations in West Africa and the U.S. Gulf of Mexico, among other regions. One of these rigs has been operating in Angola since October 2009. The others will go into operation between 2010 and 2011 under five-to ten-year contracts.

The table below shows our international exploration expenditures and how these were distributed geographically in 2009, 2008 and 2007.

	2009	2008	2007

Total capex international exploration (U.S.$ billion)	0.80	0.92	1.17
Of which:
South America (outside of Brazil)	31.67%	9.74%	11.57%
Africa	8.66%	4.47%	5.76%
North America	8.16%	53.92%	23.72%
Other	16.14%	0.00%	0.00%
Drilling rigs and other(1)	35.37%	31.87%	58.95%

(1)	In 2009, all investments were for drilling rigs.

In 2009, our net production outside Brazil averaged 140.7 mbbl/d of crude oil and NGLs and 16.5 mmm3/d (583.37 mmcf/d) of natural gas. The table below shows our international development capital expenditures and how these were distributed geographically in 2009, 2008 and 2007.

	2009	2008	2007

Total capex international development (U.S.$ billion)	1.10	1.62	1.39
Of which:
South America (outside of Brazil)	23.62%	44.27%	40.55%
Africa	27.56%	38.32%	36.05%
North America	48.82%	17.41%	23.40%
Other	0.00%	0.00%	0.00%

South America

We are active in a number of key hydrocarbon basins in Argentina, Bolivia, Colombia, Ecuador, Peru, Venezuela and Uruguay. In 2009, our average net production from the region (outside of Brazil) was 181.30 mboe/d, or 76.2% of our international production. Reserves in the region represent 77.2% of our international reserves. Our most significant natural gas production operations outside of Brazil are located in Argentina and Bolivia, where we produced an average 15.6 mmm3 /d (552.7 mmcfd/d) of natural gas in 2009, or 94.7% of our international production. Argentina and Bolivia together accounted for 40% of our worldwide production of natural gas in 2009.

Our largest operating region outside Brazil is Argentina, where we operate primarily through our 67.2% interest in Petrobras Energia S.A. (PESA), which acts as a vertically integrated company in all segments of the oil industry. In 2009, we merged PESA and its parent company in order to reduce administrative costs and simplify our organizational structure. Our production is concentrated in the Neuquen, Austral and San Jorge basins with a smaller contribution from the Noroeste Basin.

In Bolivia, our production comes principally from the San Alberto and San Antonio fields. Following enactment of the Bolivian government’s May 1, 2006 decree on the nationalization of hydrocarbons, we entered into new agreements under which we continue to operate the fields, but are required to make all sales of the hydrocarbons through YPFB with the right to recover our costs and participate in profits. At December 31, 2008, our proved reserves of natural gas were approximately 284.3 mmboe in Bolivia. However, on January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources. As a result, we were not able to include any of our Bolivian proved reserves as reported at December 31, 2008 in our proved reserves for year-end 2009. We continue to report production from our operations in Bolivia under our existing contracts in that country.

In Colombia, in March 2010, we announced discoveries in the Balay Block, where we hold a 70% interest. In January 2010, we negotiated a farm-out agreement for 15% of our interest to Petroamerica Oil Corporation and 10% of our interest to Sorgenia E&P Colombia B.V., both still subject to regulatory approval. If approved, we will hold a 45% interest in the Balay Block. Our portfolio also includes interests in other onshore exploration and production contracts.

We are active in Venezuela through joint ventures with subsidiaries of Petroleos de Venezuela S.A. (PDVSA), which hold exploration and production rights and in which we hold minority interests. The Venezuelan government, through PDVSA, is the majority holder and operator.

In Peru, our subsidiary PIB BV acquired the remaining 60% interest in Petrobras Valores Internacional de España (PVIE) from our subsidiary PESA. PVIE holds interests in Peruvian, Venezuelan and Ecuadorian companies, in which the main assets are exploration and production rights in Block 10 in Northern Peru.

North America

The Gulf of Mexico is a strategically important region for us where we focus primarily on deepwater fields that leverage our experience in Brazil. We have operations in Mexico and in the United States.

We have held non-risk service contracts for the Cuervito and Fronterizo Blocks in the Burgos Basin of Mexico since 2003. Under these service contracts, we receive fees for our services, but any producing wells are transferred to the Mexican national oil company Pemex. We have other agreements to share deepwater expertise with Pemex.

As of December 31, 2009, we held interests in 211 offshore blocks in the United States GOM, 142 of which we operate. In January 2010, we acquired the remaining 50% interest in the Cascade fields. As a result, we currently invest in the Cascade and Chinook fields, in which we have interests of 100% and 66.67%, respectively. We have an approved Conceptual Plan for the development of these fields, which includes the first deployment of an FPSO facility in the GOM and also incorporates six technologies that are tested in Brazilian offshore waters, but are new to the GOM, including a disconnectable turret buoy, crude transportation by shuttle tanker, free-standing hybrid risers, under water electric submersible pumps, torpedo pile vertical loaded anchors and polyester mooring systems. We expect to begin production in the Cascade and Chinook fields in mid 2010. We also own a 20% interest in the world’s deepest oil well located in the Tiber Prospect where we discovered oil in September 2009.

Europe

In 2006, Petrobras International Braspetro BV signed a joint study agreement with Petrogal (Galp) and Partex to study seismic data related to the Peniche Basin offshore Portugal. We hold a 50% interest in this consortium, and we signed four concession contracts in May 2007 in this Basin.

In Turkey, we withdrew from exploration efforts in the Kirlarelli Block in the Black Sea, in which we had engaged in 2006. Also in 2009, we chartered a drilling rig that began operating in the Sinop well in the Black Sea in the first quarter of 2010.

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

Our expenditures would be reimbursed under the service contract with the NIOC only if exploration resulted in economically viable oil discoveries. Petrobras has not had any assets, material liabilities, revenues or proved reserves associated with its operations in Iran in any of the last three years. The service contract with the NIOC expired in July 2009, and we have no additional commitments or further plans in Iran at this time.

Africa

Our operations in Africa date back to 1979 and include exploration and production in Angola and Nigeria, and exploration in other countries.

In Angola, we continue our exploration activities and have announced two discoveries, in Block 15 (not operated by Petrobras) and in Block 18 (operated by Petrobras). We continue production activities in Block 2, a mature Block where we are not the operator, where our share of total production is 2.4 mboe/d.

In Nigeria, we enhanced production at the Agbami field, which commenced production in July 2008, and also in the Akpo field, which started production in March 2009. Our share of total production from both fields is approximately 40 mboe/d. The Egina field had its development plan approved by the Nigerian government in March 2009, while in the Preowei and Egina South fields exploration activities are underway. We are also the operator of Block OPL 315, with a 45% interest, in which exploration activities are also underway.

In May 2009, Petrobras joined Enigma, a wholly-owned subsidiary of Chariot Oil and Gas Limited, as a 50% partner in Block 2714A, in Namibia. This Block is located in offshore Southern Namibia and covers an area of approximately 5,500 km2 (1.4 million acres) in water depths from 150 to 1,500 meters (492 to 4,921 feet). During the current exploration phase, which ends on August 2011, we will perform geological studies to better understand and evaluate the potential of the Block before deciding whether to drill an exploratory well.

Asia and Oceania

Since 2007, when we began our first exploration activities in Asia, another region where offshore and deep offshore exploration hold substantial potential, we have acquired rights to operate in India and in Pakistan.

In the beginning of 2009, we held interests in exploration blocks in the Krishna Godavari and Cauvery basins offshore eastern India. In the Krishna Godavari block, we have decided not to participate in the appraisal phase proposed by the operator and returned our participation interest in December 2009 after completing a minimum work program. We drilled two of the three wells we have committed to drilling with no discoveries in the Cauvary Block.

In April 2010, we acquired a 50% interest in an exploratory block in the North Carnarvon Australian Basin for U.S.$39 million. The acquisition remains subject to regulatory approval. Exploration activities in this Block have been on-going for five years, and we have committed up to U.S.$41 million to drill the pioneer well. We expect to begin drilling by mid-2010, and we will have the option to operate the Block after drilling is complete.

Other International Activities

Most of our international activities are focused on exploration and production. Our other international activities are summarized in the tables below and described in the text that follows.

Refining Assets as of December 31, 2009
Region	Refinery	Group Share %	Crude Distillation Capacity
			(mbbl/d)
South America
Argentina(1)	Bahia Blanca	100	31
	Refinor/Campo Duran	28.5	26.4
	San Lorenzo(2)	100	50
North America
United States	Pasadena, TX	100	100
Asia
Japan	Nansei Sekiyu Kabushiki	87.5	100

(1)	All Argentine refining operations are held through our 67.2% share in PESA.
(2)	Sold in May 2010.

Petrochemical Assets as of December 31, 2009
Region	Plant(1)	Products

South America
Argentina	Campana	Ammonia, Urea, UAN
	Puerto General San Martin	Styrene and SBR
	Zarate	Polystyrene and BOPs
Brazil	INNOVA	Ethylbenzene, styrene, polystyrene

(1)	All international petrochemical operations held through our 67.2% share in PESA.

Distribution and Gas and Power Assets as of December 31, 2009
Region	Distribution Assets	Gas and Power Assets

South America
Argentina	Service Stations (604)(1)	Hydroelectric plant (2) Thermoelectric plant (2) Interest in TGS Interest in Edesur Interest in Cia Mega S.A.
Bolivia		Interest in GTB S.A. Interest in Transierra
Chile	Service Stations (227) Lubricant Plant (2) Others (2)
Colombia	Service Stations (74) Storage facility (2) Lubricant blending plant (2)
Paraguay	Service Stations (168) Others (3)
Uruguay	Service Stations (89) Others (4)	Gas Distribution Companies (3)

(1)	360 retail and agricultural service stations sold in May 2010.
(2)	Commercial aviation operation in eleven airports.
(3)	Aviation fueling installation and LPG refueling plant.
(4)	Installations for commercialization of marine and aviation products, petrochemicals and asphalt.

South America

We have integrated operations in South America, particularly in Argentina, where we participate across the energy value chain. In Argentina, we own the Pichi Picún Leufú hydroelectric plant, the gas-fired thermoelectric plant Genelba, an interest in natural gas transportation company TGS (Transportadora Gas del Sur), and interests in energy marketer Edesur, and Mega Company, a natural gas separation facility. We also own through our interest in PESA four petrochemical plants (three in Argentina and one in Brazil), two refineries providing 81 mbbl/d of net capacity, and an interest in the Refinor/Campo Duran Refinery. In January 2010, PESA entered into an agreement for the sale of its non-core fertilizer business with the Bunge Group for U.S.$80 million. We own 604 retail service stations operating under the brand names Petrobras. In May 2010, PESA reached an agreement for the sale of its refinery in San Lorenzo together with related distribution assets and inventories of oil and oil products for approximately U.S.$110 million. This transaction remains subject to regulatory approval.

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

In Chile, we acquired the downstream operations of Exxon Mobil for approximately U.S.$400 million in 2008, which include 227 service stations, fuel sale and distribution centers in 11 airports, six fuel distribution terminals, corresponding to 16% and 14% of the retail segment and industrial segment market shares, respectively. We also increased our market share in the Chilean lubricants market by 6% with the U.S.$12 million acquisition of Chevron Chile SAC, a producer and retailer of lubricants.

In Uruguay, we have fuel distribution operations, with 89 service stations. The Gas and Power portfolio includes gas distributors Distribuidora de Gas Montevideo S.A (retail sales in Montevideo) and Conecta S.A (commercial sales) throughout the country.

North America

In 2006, we entered the United States refining market by acquiring 50% of the Pasadena Refining System (PRSI) and 50% of PRSI’s related trading company (Trading Company). On March 10, 2010, the United States District Court for the Southern District of Texas confirmed an arbitration award issued on April 10, 2009 which found that Petrobras America, Inc. (PAI), our indirect subsidiary in the United States, had effectively acquired 100% of the interest held by Astra Oil Trading NV (Astra) in both PRSI and the Trading Company and set the put- option exercise price for PRSI at U.S.$296 million. PAI is appealing the District Court’s denial of its motion to dismiss.

Asia

In November 2007, we purchased 87.5% of Nansei Sekiyu Kabushiki Kaisha (NSS), a refinery in Okinawa, Japan. As a result of this acquisition, which was finalized in April 2008, we started refining operations in Asia for the first time with a capacity of 100 mbbl/d, and we recently began producing a 3% ethanol-gasoline mix. In April 2010, Sumitomo Corporation informed us that it intends to exercise a put option for the sale of its 12.5% stake in the NSS refinery pursuant to the terms of the shareholders agreement. We are currently reviewing Sumitomo’s offer.

Information on PifCo

PifCo was incorporated in order to facilitate and finance the import of crude oil and oil products by us into Brazil, and has been our wholly owned subsidiary since 2000. Currently, PifCo acts as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers, and reselling crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which includes a premium to compensate PifCo for its financing costs.

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

As part of our strategy to expand our international operations and facilitate our access to international capital markets, PifCo engages in borrowings in international capital markets supported by us, through guaranties of the related securities.

Petrobras has provided unconditional and irrevocable guaranties of payment for all of PifCo’s issuances of SEC-registered debt securities since February 2009. On March 31, 2010, Petrobras issued six additional unconditional and irrevocable guaranties of payment to replace the standby purchase agreements that previously supported PifCo’s SEC-registered debt securities issued prior to February 2009. As a result, Petrobras currently provides unconditional and irrevocable guaranties of payment for all of PifCo’s outstanding SEC-registered debt securities.

PifCo’s Corporate Structure

PifCo was established on September 24, 1997 as Brasoil Finance Company, a wholly owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly owned subsidiary of Petrobras Internacional S.A. (Braspetro), which has since been absorbed by us. PifCo’s voting shares were transferred from Brasoil to us in 2000, since which time it has been our wholly owned subsidiary. Petrobras International Finance Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. PifCo’s registered office is located at Harbour Place, 103 South Church Street, 4th floor, P.O. Box 1034GT, George Town, Grand Cayman, Cayman Islands, and PifCo’s telephone number is 55-21-3487-2375.

PifCo’s four subsidiaries are:

  Petrobras Europe Limited (PEL): In May 2001, PifCo established PEL, a wholly owned subsidiary incorporated and based in the United Kingdom, to consolidate our trade activities in Europe, the Middle East, the Far East and Africa. These activities consist of advising on, and negotiating the terms and conditions for, crude oil and oil products supplied to PifCo, PIB BV, and us, as well as marketing Brazilian crude oil and crude oil products exported to the geographic areas in which PEL operates. PEL plays an advisory role in connection with these activities and undertakes no direct or additional commercial or financial risk. PEL provides these advisory and marketing services as an independent contractor, pursuant to a services agreement between PEL and us. In exchange, we compensate PEL for all costs incurred in connection with these activities, plus a margin.

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

  Bear Insurance Company Limited (BEAR): In January 2003, BEAR was transferred to PifCo from Brasoil. This transaction took place as part of the restructuring of our international business segment. BEAR currently serves as our captive insurance company, advising on and negotiating the terms and conditions of, certain of our insurance policies and certain insurance and reinsurance policies of our subsidiaries.

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

In addition, PifCo finances its oil trading activities principally from commercial banks, including lines of credit, as well as through inter- company loans from us and the issuance of notes in the international capital markets.

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

Exports Prepayment Program

In 2001, we created an export prepayment program to finance our fuel oil exports through the securitization of our fuel oil exports receivables. A Cayman Islands trust, the PF Export Receivables Master Trust (Trust), raises funds by issuing certificates to investors and providing this funding to PFL to purchase fuel oil from us. PFL purchases fuel oil from us under a Master Export Contract and a Prepayment Agreement, which establishes quarterly minimum purchase commitments. PFL assigns all receivables from the sale of such exports to the Trust, and the receivables serve as collateral for the payment obligations due under the certificates. The certificates represent senior undivided beneficial interests in the property of the Trust.

The value of receivables to be designated for sale in any quarterly period represents a portion, but not all, of the receivables expected to result from the sale of fuel oil by PFL in such period. The balance of the receivables is the property of PFL.

Since the creation of the program, the Trust has issued a total of U.S.$1,500 million in Senior Trust Certificates. We have prepaid or amortized a portion of the Senior Trust Certificates. Currently, there are U.S.$332 million in Senior Certificates outstanding.

Fuel Oil Export Sales

As the support for the exports prepayment program, we sell fuel oil to utilities, refineries and traders. The following table sets forth our fuel oil export sales for the period from 2005 to 2009:

	2009	2008	2007	2006	2005
Millions of U.S.$	1,708.6	2,848.5	2,205.9	1,500.1	1,077.6
Millions of barrels	29.5	51.8	39.6	67.3	25.5

Organizational Structure

Of our 37 direct subsidiaries listed below, 31 are incorporated under the laws of Brazil and six (PifCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil), Petrobras Netherlands B.V. (PNBV) and Cordoba Financial Services GmbH) are incorporated abroad.

See Exhibit 8.1 for a complete list of our subsidiaries, including their full names, jurisdictions of incorporation and our percentage equity interest.

The following diagram sets forth our significant consolidated subsidiaries as of December 31, 2009:

PETROBRAS
BRAZIL
ABROAD
Petroquisa
BR
Gaspetro
Transpetro
Downstream
Petrobras Comercializadora de Energia
Petrobras Negócios Eletrônicos
5283
Fundo de Investimento Imobiliário RB Logística
FAFEN Energia
Baixada Santista Energia
Soc. Fluminense de Energia - SFE
Termoaçu
Termobahia
Termoceará
Termorio
Termomacaé Ltda
Termomacaé Comercializadora de Energia
Ibiritermo
Usina Termelétricia de Juiz de Fora
Petrobras Biocombustível
Marlim Participações
Nova Marlim Participações
Companhia Locadora de Equipamentos Petrolíferos - CLEP
Comperj Participações
Comperj Petroquímicos Básicos
Comperj PET
Comperj Esterênicos
Comperj MEG
Comperj Polioefinas
Refinaria Abreu e Lima
Brasoil
BOC
PIB BV
PifCo
PN BV
Cordoba Financial Services GmbH

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

Regulation of the Oil and Gas Industry in Brazil

Proposed Changes to the Oil Law

Recent discoveries of large petroleum and natural gas reserves in the pre-salt areas of the Campos and Santos Basins prompted a proposal to change the existing oil legislation regarding exploration and production activities.

The proposed legislation, which was submitted by the President of Brazil to the Brazilian Congress on August 31, 2009, is based on studies conducted by an inter-ministerial committee created in July 2008 to consider changes in the regulation of exploration and production activities in pre-salt areas not subject to existing concessions. Petrobras’ Chief Executive Officer, J.S. Gabrielli de Azevedo and the former Chair of our board of directors, Dilma Vana Rousseff, in her capacity as Chief of Staff to President Luiz Inácio Lula da Silva, were members of this committee.

The proposed legislation would not affect existing pre- salt concessions, which cover approximately 28% of the pre-salt region. The proposed legislation includes the introduction of production-sharing contracts for oil and gas exploration and production in pre-salt areas not under concession and in potentially strategic areas to be defined by the National Energy Policy Council (CNPE). We would be the exclusive operator of all blocks under production-sharing contracts. The exploration and production rights for these blocks would either be granted to us on an exclusive basis or offered under public bids. If offered under public bids, we would be granted a minimum interest to be established by the CNPE that would not be less than 30%, with the additional right to participate in the bidding process in order to increase our interest in those areas. Under the production-sharing regime, the winner of the bid will be the company that offers the highest percentage of “profit oil,” which is the production of a certain field after deduction of royalties and “cost oil,” which is the cost associated with oil production, to the Brazilian government.

The legislative proposal currently under discussion includes a specific bill which proposes a “transfer of rights” under which the Brazilian government would assign to us oil and gas exploration and production rights in pre-salt areas not under concession, up to a maximum recovery of 5 billion barrels of oil equivalent. The transfer of rights would be subject to a contract with the Brazilian government that would determine the areas to be transferred and observe best practices in the industry in determining the amount to be paid in consideration for the above-mentioned transfer of rights. The contract will also determine the conditions for the reappraisal of the value of the transfer of rights after a certain period of time.

A separate provision of the proposed legislation would authorize the Brazilian government to subscribe for additional shares of our capital stock in connection with such “transfer of rights”. We would use the proceeds from this capitalization to pay for the transfer of rights, the exploration and production of the areas transferred to us by the Brazilian government, general corporate purposes and to finance capital expenditures related to our 2009-2013 Business Plan. In order to ensure transparency, our board of directors created a special committee comprised of minority shareholders’ representatives to monitor the transfer of rights transaction. We will observe all of the Brazilian Corporate Law requirements in carrying out the capitalization process, including the protection of the rights of our minority shareholders. See Item 10. “Memorandum and Articles of Incorporation of Petrobras–Preemptive Rights” for a summary of these requirements.

The new regulatory model includes two additional proposals. The first foresees the creation of a fund consisting of resources from production- sharing contracts, subscription bonus and royalty payments. The second foresees the creation a new state-run non-operating company that will represent the interests of the Brazilian government in the production-sharing contracts. This new company will participate in operational committees, with voting rights and veto powers and will manage and control costs arising from production-sharing contracts. It will operate alongside the ANP, the independent regulatory agency that will oversee all production regimes, and the CNPE, the entity that will set the guidelines to be applied to the oil and gas sector, including the new regulatory model.

We cannot estimate the impact that any change to the Oil Law would have on Petrobras, or when any new regulations may become effective.

Current Regulatory Framework

Under Brazilian law, the Brazilian government owns all crude oil and natural gas reserves in Brazil. The Brazilian government holds a monopoly over the research, exploration, production, refining and transportation of crude oil and oil products in Brazil and its continental shelf, with the exception that companies that were engaged in refining and distribution in 1953 were permitted to continue those activities. Between 1953 and 1997, we were the Brazilian government’s exclusive agent for exploiting its monopoly, including the importation and exportation of crude oil and oil products.

As part of a comprehensive reform of the oil and gas regulatory system, the Brazilian Congress amended the Brazilian Constitution in 1995 to authorize the Brazilian government to contract with any state or privately-owned company to carry out upstream and downstream oil and gas activities in Brazil. On August 6, 1997, Brazil enacted the Oil Law (Law No. 9,478), which established a new regulatory framework, ended our exclusive right to carry out oil and gas activities, and allowed competition in all aspects of the oil and gas industry in Brazil. Since that time, we have been operating in an increasingly deregulated and competitive environment. The Oil Law also created an independent regulatory agency, the ANP, to regulate the oil, natural gas and renewable fuel industry in Brazil and to create a competitive environment in the oil and gas sector. Effective January 2, 2002, Brazil deregulated prices for crude oil, oil products and natural gas.

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

See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources— Petrobras” for a discussion of the regulations governing our budget and strategic planning process.

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

  special participation charges at a rate ranging from 0 to 40% of the net operating revenues derived from the production of fields that reach high production volumes or profitability, according to the criteria established in the applicable legislation. In 2009, we paid this tax on 19 of our fields, including Albacora, Albacora Leste, Barracuda, Canto do Amaro, Caratinga, Carmópolis, Cherne, Espadarte, Jubarte, Leste do Urucu, Marimbá, Marlim, Marlim Sul, Marlim Leste, Namorado, Miranga, Peroá, Rio Urucu and Roncador. Net revenues are gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes. The Special Participation Tax uses as a reference international oil prices converted to reais at the current exchange rate; and

  royalties, to be established in the concession contracts at a rate ranging between 5% and 10% of gross revenues from production, based on reference prices for crude oil or natural gas established in the relevant bidding guidelines and concession contract. In establishing royalty rates in the concession contracts, the ANP also takes into account the geological risks and expected productivity levels for each concession. Virtually all of our crude oil production is currently taxed at the maximum royalty rate.

The Oil Law also requires concessionaires of onshore fields to pay to the owner of the land a participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.

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

  fines;

  partial or total suspension of activities;

  requirements to fund reclamation and environmental projects;

  forfeit or restriction of tax incentives or benefits;

  closing of the establishments or undertakings; and

  forfeiture or suspension of participation in credit lines with official credit establishments.

We are subject to a number of administrative proceedings and civil and criminal claims relating to environmental matters. See Item 8. “Financial Information—Legal Proceedings— Environmental Claims.”

In 2009, we invested approximately U.S.$1,013 million in environmental projects, compared to approximately U.S.$1,075 million in 2008 and U.S.$1,015 million in 2007. These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, implementing new environmental technologies, upgrading our pipelines and improving our ability to respond to emergency situations.

Health, Safety and Environmental Initiatives

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated energy company. We have created a Health, Safety and Environment (HSE) Management Committee composed of executive managers of our business areas and directors of our subsidiaries BR Distribuidora, Transpetro and Petrobras Biocombustível. The Committee’s work is supported by four commissions and four subcommissions as well as by temporary work groups, each responsible for a specific HSE issue, such as licensing and environmental compensation, emissions and climate change and health management.

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

Our actions to address health, safety and environmental concerns and ensure compliance with environmental regulations involved an investment of approximately U.S.$2,294 million in 2009 and included:

  A HSE management system based on principles of sustainable development which seeks to minimize the impacts of operations and products on health, safety and the environment, reduce the use of natural resources and pollution, and prevent accidents;

  Improvement of our response readiness: ten environmental protection centers and thirteen advanced bases for oil spill prevention, control and response, local and regional, onshore and offshore oil spill contingency plans involving public services and communities, three dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting. In 2009, Petrobras conducted 15 regional emergency drills which involved the Brazilian Navy, the Civil Defense, firefighters, the military police, environmental organizations, and local governmental and community entities;

  ISO 14001 (environment) and OHSAS 18001 (health and safety) certification of our operating units. As of December 2009, Petrobras had 93% of the total number of 250 certifiable sites in Brazil and abroad certified in accordance with the standards mentioned above. The Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the IMO International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997;

  Regular and active engagement with the Brazilian Ministry of Mines and Energy and IBAMA, including negotiating new environmental compensation regulations and discussing environmental issues connected with new gas pipelines, oil and gas production projects and other aspects of our operations.

  A “Climate Change” strategic project, which aims to implement the highest standards in the energy industry regarding greenhouse gas management. By reducing the environmental impact of our operations, we will contribute to our sustainability and mitigate global climate change.

Every project is evaluated to confirm its compliance with all HSE requirements and adoption of the best HSE practices throughout the project’s life cycle. In addition, we conduct more extensive environmental studies for new projects when required by applicable environmental legislation.

In 2009, we experienced oil spills totaling 67,102 gallons of crude oil, compared to 115,179 gallons of crude oil in 2008 and 101,970 gallons in 2007.

We have maintained oil spill levels well below 1m3 per mmbbl, which corresponds to a standard of excellence within the global oil and gas industry. We continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.

Insurance

Our insurance programs focus principally on the evaluation of risks and the replacement of value of assets, which we believe is customary for our industry. Under our risk management policy, risks associated with our principal assets, such as refineries, tankers, our fleet and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers. Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s rating agency or B+ or higher by A.M. Best. Part of our international operations are insured or reinsured by our Bermudian subsidiary Bear Insurance Company Limited following the same rating criteria.

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

The premium for renewing our domestic property risk insurance policy for a 12-month period commencing June 2009 was U.S.$51 million. This represented a nominal increase of 82% over the preceding 12-month period. The increase was primarily due to the increase in the insured value of our assets, which in the same period, increased by 33%, from U.S.$61 billion to U.S$81 billion, and to an increase in our coverage limit (25% increase for onshore assets and 61% increase for offshore assets). Since 2001, our risk retention has increased and our deductibles may reach U.S.$50 million in certain cases.

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

  fluctuations in the real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

  the amount of production taxes that we are required to pay with respect to our operations.

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell. Our consolidated net sales in 2009 totaled approximately 1,215,087 thousand barrels of crude oil equivalent, representing U.S.$91,869 million in net operating revenues, compared to 1,227,106 thousand barrels of crude oil equivalent, representing U.S.$118,257 million in net operating revenues in 2008, and approximately 1,182,235 thousand barrels of crude oil equivalent, representing U.S.$87,735 million in net operating revenues in 2007.

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

The average prices of Brent crude, an international benchmark oil, were approximately U.S.$62.40 per barrel in 2009, U.S.$96.99 per barrel in 2008 and U.S.$72.52 per barrel in 2007. For December 2009, Brent crude oil prices averaged U.S.$74.58 per barrel. Crude oil prices averaged U.S.$76.78 per barrel in the first quarter of 2010. We announced price decreases of 4.5% for gasoline and 15% for diesel in the domestic market in June 2009 to reflect international oil product prices. The increase in the CIDE by the Brazilian government fully offset the reduction in gasoline prices and partially offset the reduction in diesel prices.

During 2009, approximately 72.3% of our net operating revenues were derived from sales of crude oil and oil products in Brazil, compared to 60.9% in 2008 and 69.2% in 2007. As export revenues of crude oil and oil products have decreased, domestic sales as a percentage of net operating revenues have increased.

Our revenues are principally derived from sales in Brazil. The following table sets forth our domestic sales by volume of oil products, natural gas and ethanol for each of 2009, 2008 and 2007:

	For the Year Ended December 31,
	2009			2008			2007
	Volume	Net Average Price	Net Operating Revenues	Volume	Net Average Price	Net Operating Revenues	Volume	Net Average Price	Net Operating Revenues
	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)
Energy products:
Automotive gasoline	123,412	73.55	9,077	114,544	91.44	10,474	109,654	83.73	9,181
Diesel	270,099	93.71	25,312	273,877	109.65	30,030	257,304	96.42	24,809
Ethanol	294	71.43	21	34	58.82	2	62	80.65	5
Fuel oil (including bunker fuel)	37,235	48.23	1,796	35,541	82.29	2,925	38,647	55.89	2,160
Liquefied petroleum gas	76,759	41.00	3,148	77,796	45.42	3,533	75,326	40.36	3,040
Total energy products	507,799		39,354	501,792		46,964	480,993		39,195
Non-energy products:
Petrochemical naphtha	59,832	44.07	2,637	55,135	80.91	4,461	60,609	73.92	4,480
Others	133,836	65.11	8,714	112,198	104.77	11,755	100,920	84.91	8,569
Total non-energy products	193,668		11,351	167,333		16,216	161,529		13,049
Natural gas (boe)	87,468	39.55	3,459	114,100	44.64	5,093	90,520	31.27	2,831
Sub-total	788,934	68.65	54,164	783,225	87.17	68,273	733,042		55,075
Distribution net sales	227,320	131.12	29,807	254,971	121.21	30,904	229,941	99.56	22,894
Intercompany net sales	(265,697)	66.11	(17,564)	(247,738)	109.42	(27,107)	(220,208)	78.29	(17,241)
Total domestic market	750,558	88.48	66,407	790,458	91.17	72,070	742,775	81.76	60,728
Export net sales	244,974	55.32	13,551	235,349	83.31	19,607	225,570	73.20	16,512
International net sales	103,056	57.03	5,877	59,713	101.73	6,075	134,949	35.12	4,739
Others	116,499	42.76	4,982	141,586	129.74	18,370	78,941	65.67	5,184
Sub-total	464,529	52.55	24,410	436,648	100.89	44,052	439,460	60.15	26,435
Services	—	—	1,052	—	—	2,135	—	—	572
Consolidated net sales	1,215,087		91,869	1,227,106		118,257	1,182,235		87,735

(1)	Net average price calculated by dividing net sales by the volume for the year.

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

Inflation and Exchange Rate Variation

Inflation

Since the introduction of the real as the Brazilian currency in July 1994, inflation in Brazil has remained relatively stable. Inflation was 4.31% in 2009, 5.90% in 2008 and 4.46% in 2007, as measured by IPCA, the National Consumer Price Index. Inflation has had, and may continue to have, effects on our financial condition and results of operations.

Exchange Rate Variation

Since we adopted the real as our functional currency in 1998, fluctuations in the value of the real against the U.S. dollar have had multiple effects on our results of operations.

Our reporting currency for all periods is the U.S. dollar. We maintain our financial records in reais, and translate our statements of operations into U.S. dollars at the average rate for the period. Although a substantial portion of our revenues is in reais, our revenues have been, and continue to be, linked to U.S. dollar-based international prices, since virtually all of our sales are of crude oil or oil products. When the real strengthens relative to the U.S. dollar as it did from 2003 through the first half of 2008, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the real strengthens, prices for our products when expressed in reais may remain constant, while in dollar terms they increase.

In 2009, the real depreciated 8.1% against the U.S. dollar, compared to an appreciation of 5.7% in 2008 and 10.5% in 2007. When the real weakens relative to the U.S. dollar, our prices when expressed in dollars decline, unless we raise prices.

Foreign currency translation adjustments have a significant impact on the balance sheet of a company such as ours, whose assets are primarily denominated in reais, but whose liabilities are primarily denominated in foreign currencies. Asset values decrease in U.S. dollars when the real depreciates.

The changes in our asset values are charged to shareholders’ equity, but do not necessarily affect our cash flows, since our revenues and cash earnings are to a large degree linked to the U.S. dollar, and a portion of our operating expenses are linked to the real. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2009, for more information about the translation of Brazilian real amounts into U.S. dollars.

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

The table below shows the amount by which each of these variables has changed during the last three years:

	2009	2008	2007
Crude oil and NGL production (mbbl/d):
Brazil	1,971	1,855	1,792
International	132	111	112
Non-consolidated international production(1)	10	13	14
Total crude oil and NGL production	2,113	1,979	1,918
Change in crude oil and NGL production	6.8%	3.2%	(0.1)%
Average sales price for crude (U.S.$/barrel):
Brazil	54.22	81.55	61.57
International	53.58	63.16	50.46
Natural gas production (mmcf/d):
Brazil	1,902	1,926	1,638
International	576	594	648
Non-consolidated international production(1)	—	6	12
Total natural gas production	2,478	2,526	2,298
Change in natural gas production (sold only)	(1.9%)	9.9%	1.4%
Average sales price for natural gas (U.S.$/mcf):
Brazil	3.76	6.69	5.86
International	2.11	2.84	2.68
Year-end exchange rate (Reais/U.S.$)	1.74	2.34	1.77
Appreciation (depreciation) during the year(2)	25.5%	(31.9%)	17.2%
Average exchange rate for the year (Reais/U.S.$)	2.00	1.84	1.95
Appreciation (depreciation) during the year(3)	(8.1%)	5.7%	10.5%
Inflation rate (IPCA)	4.3%	5.9%	4.5%

(1)	Non-consolidated companies in Venezuela.
(2)	Based on year-end exchange rate.
(3)	Based on average exchange rate for the year.

Results of Operations—2009 compared to 2008

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in reais. When the real weakens relative to the U.S. dollar as it did in 2009 (a depreciation of 8.1%), the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars. However, the depreciation of the real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in 2009 and 2008 is impacted by the decrease in the value of the real against the U.S. dollar during that period. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2009, for more information about the translation of Brazilian real amounts into U.S. dollars.

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

Revenues

Net operating revenues decreased 22.3% to U.S.$91,869 million for 2009 compared to U.S.$118,257 million for 2008. This decrease was primarily attributable to a reduction in average sales prices of crude oil and natural gas in domestic and international markets and a 1.9% reduction in sales volumes in the domestic market.

Consolidated sales of products and services decreased 20.9% to U.S.$115,892 million for 2009 compared to U.S.$146,529 million for 2008 due to the reductions mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

  Value-added, Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes decreased 16.5% to U.S.$20,909 million for 2009 compared to U.S.$25,046 million for 2008, primarily due to lower prices and lower domestic sales volumes; and

  CIDE, the excise tax applied to the sale and import of crude oil, oil products and natural gas products due to the Brazilian government, which decreased 3.5% to U.S.$3,114 million for 2009 compared to U.S.$3,226 million for 2008, primarily due to lower prices and lower domestic sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2009 decreased 32.4% to U.S.$49,251 million compared to U.S.$72,865 million for 2008. This decrease was principally a result of:

  a 46.5% (U.S.$12,516 million) decrease in the cost of imports due to lower volumes and prices;

  a 38.5% (U.S.$3,531 million) decrease in costs for our international trading activities due to decreased offshore operations conducted by PifCo;

  a 36.5% (U.S.$4,465 million) decrease in production taxes and charges that include royalties, which decreased 35.7% (U.S.$1,988 million) in 2009 compared to 2008; special participation charge, which decreased 37.4% (U.S.$2,464 million) in 2009 compared to 2008; and rental fees for concession areas, which decreased 22.3% (U.S.$13 million) in 2009 compared to 2008. The decrease in production taxes and charges in 2009 was due to a 32.2% reduction in the reference price used to calculate royalties for our domestic production, which averaged U.S.$54.40 for 2009 compared to U.S.$80.25 for 2008, reflecting the average Brent price on the international market; and

  a 60.6% (U.S.$1,165 million) decrease in costs related to the generation and purchase of electricity for sale.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method.

Depreciation, depletion and amortization expenses increased 21.3% to U.S.$7,188 million for 2009 compared to U.S.$5,928 million for 2008, due to higher capital expenditures and increased oil and gas production.

Exploration, including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, decreased 4.1% to U.S.$1,702 million for 2009 compared to U.S.$1,775 million for 2008. Excluding the impact of the depreciation of the real, exploration, including exploratory dry holes, remained relatively constant during 2009 compared to 2008.

Impairment of Oil and Gas Properties

For 2009, we recorded an impairment charge of U.S.$319 million compared to U.S.$519 million for 2008. This lower charge was primarily due to the higher impairment on exploration and production assets recorded in 2008 as a result of the decrease of the estimated future oil prices. The impairment charge in 2008 was primarily attributable to goodwill impairment at Petrobras’ indirect subsidiary in the United States, Pasadena Refining System (U.S.$223 million) and to impairment at Petrobras’ Guajá field and other producing properties in Brazil due to reduced year- end international oil prices (U.S.$171 million). The impairment charge in 2009 was primarily attributable to producing properties in Brazil and principal amounts were related to Petrobras’ Agua Grande field. In 2009 the petroleum and natural gas fields that presented losses already had high maturity levels and, consequently, produced insufficient petroleum and gas to cover production costs. This factor had a reducing effect on the economic analysis that led to the recording of a provision for loss through devaluation in some fields. See Notes 9(b) and 18(a) to our consolidated financial statements for the year ended December 31, 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 5.5% to U.S.$7,020 million for 2009 compared to U.S.$7,429 million for 2008.

Selling expenses decreased 4.0% to U.S.$3,375 million for 2009 compared to U.S.$3,517 million for 2008. Excluding the impact of the depreciation of the real, selling expenses remained relatively constant during 2009 compared to 2008.

General and administrative expenses decreased 6.8% to U.S.$3,645 million for 2009 compared to U.S.$3,912 million for 2008. Excluding the impact of the depreciation of the real, general and administrative expenses remained relatively constant during 2009 compared to 2008.

Research and Development Expenses

Research and development expenses decreased 27.6% to U.S.$681 million for 2009 from U.S.$941 million for 2008. This lower expense was primarily due to decreased oil prices, which is the basis for a fixed 0.5% provision for expenses on research and development investment required under our concession contracts in Brazil (U.S.$267 million).

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants decreased 14.5% to U.S.$719 million for 2009 compared to U.S.$841 million for 2008. Excluding the impact of the depreciation of the real, the employee benefit expense for non-active participants remained relatively constant during 2009 compared to 2008.

Other Operating Expenses

Other operating expenses increased 17.1% to U.S.$3,120 million for 2009 from U.S.$2,665 million for 2008.

The most significant changes between 2009 and 2008 are described below:

  378.7% (U.S.$1,034 million) increase in expense due to special participation taxes from the Marlim field in September 2009, pursuant to an agreement between Petrobras and the ANP;

  283.5% (U.S.$309 million) increase in expense for unscheduled stoppages of plant and equipment, to U.S.$418 million for 2009 compared to U.S.$109 million for 2008. In 2009, 75% of the unscheduled stoppages occurred in our Exploration and Production segment, 21% in Refining, Transportation and Marketing, and 3% in International;

These increases were partially offset by:

  43.5% (U.S.$237 million) decrease in expense for marking inventory to market value, to U.S.$308 million for 2009 compared to U.S.$545 million for 2008;

  90.3% (U.S.$214 million) decrease in expense for contractual fines, to U.S.$23 million for 2009 compared to U.S.$237 million for 2008;

  18.1% (U.S.$122 million) decrease in expense for institutional relations and cultural projects, to U.S.$553 million for 2009 compared to U.S.$675 million for 2008;

  13.7% (U.S.$44 million) decrease in expenses related to collective bargaining agreements, to U.S.$278 million for 2009 compared to U.S.$322 million for 2008;

  10.7% (U.S.$37 million) decrease in operating expense at thermoeletric power plants, to U.S.$308 million for 2009 compared to U.S.$345 million for 2008; and

  15.0% (U.S.$32 million) decrease in expense for health, safety, and environment (HSE), to U.S.$182 million for 2009 compared to U.S.$214 million for 2008.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies increased to a gain of U.S.$157 million for 2009 compared to a loss of U.S.$21 million for 2008, primarily as a result of a U.S.$216 million increase in gains in investments in affiliated companies in the petrochemical sector, compared to losses in 2008 due to foreign exchange variation on U.S. dollar denominated debt.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 15.7% to U.S.$1,899 million for 2009 compared to U.S.$1,641 million for 2008. This increase was primarily attributable to increased financial investments and other investments (U.S.$445 million increase) and to higher income on marketable securities (U.S.$209 million increase), partially offset by lower gains on derivative instruments (U.S.$390 million decrease). A breakdown of financial income is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2009.

Financial Expenses

Financial expenses increased 52.7% to U.S.$1,295 million for 2009 compared to U.S.$848 million for 2008. This increase was primarily attributable to increased financial expenses related to our corporate debt and project financings (U.S.$771 million increase). These increases were partially offset by a 45.4% (U.S.$659 million) increase in capitalized interest. A breakdown of financial expenses is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2009.

Monetary and Exchange Variation

Monetary and exchange variation decreased to a loss of U.S.$175 million for 2009 compared to a gain of U.S.$1,584 million for 2008. The loss in 2009 relates to the exchange rate losses on net foreign assets denominated in U.S. dollars that were almost entirely offset by the foreign exchange gains on net debt and by the monetary variation on BNDES financing.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, decreased 23.1% to U.S.$333 million for 2009 compared to U.S.$433 million for 2008, due to lower income tax withholdings on the 2009 distribution of dividends from foreign subsidiaries (U.S.$40 million of the total decrease), and also to lower PIS and COFINS taxes on non-core business activities and to the reduction of the IOF tax, a tax payable on financial transactions (U.S.$26 million decrease).

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased 72.9% to a loss of U.S.$61 million for 2009 compared to a loss of U.S.$225 million for 2008, which included a U.S.$97 million write-off of Block 31 in Ecuador in the fourth quarter. Other expenses, net in 2009 was primarily attributable to a U.S.$147 million loss from the purchase of the remaining shares of the Pasadena Refinery in the first quarter of 2009, partially offset by a U.S.$83 million gain related to donations and subsidies in the third quarter of 2009.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest decreased 18.3% to U.S.$22,061 million for 2009 compared to U.S.$26,992 million for 2008. Income tax expense decreased 43.4% to U.S.$5,238 million for 2009, compared to U.S.$9,259 million for 2008, due primarily to: the reduction of taxable income; the increase of foreign income subject to different tax rates (U.S.$531 million increase); to the decrease of change in valuation allowance tax expense (U.S.$906 million decrease) and to the increase of certain tax benefits related to the provisioning of interest on shareholders’ equity (U.S.$336 million increase). The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our consolidated financial statements for the year ended December 31, 2009.

Net Income by Business Segment

We measure performance at the segment level on the basis of net income. Following is a discussion of the net income of  our six business segments at December 31, 2009, compared to December 31, 2008.

The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

	Year Ended December 31,
	2009	2008
	(U.S.$ million)
Exploration and Production	9,683	21,031
Refining, Transportation and Marketing	6,456	(1,996)
Distribution	634	839
Gas and Power	447	(223)
International	(154)	(808)
Corporate	(1,116)	(57)
Eliminations	(446)	93
Net income	15,504	18,879

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The 54.0% reduction in consolidated net income for our Exploration and Production segment in 2009 compared to 2008 reflects the decline in international prices, and the non-recurring expense of U.S.$1,034 million related to the settlement of a dispute with the National Petroleum, Natural Gas and Biofuels Agency (“ANP”) regarding the calculation of special participation in the Marlin field.

These effects were partially offset by a 6.3% increase in oil and NGL production and lower production taxes.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from U.S.$15.44/bbl in 2008 to U.S.$7.29/bbl in 2009 and reflects the recovery in the international market of heavy oil in relation to light oil since our production consists mainly of heavy oil.

See Item 4. “Information on the Company—Overview of the Group—Changes in Proved Reserves” for information on changes in proved reserves.

Refining, Transportation and Marketing

Our Refining, Transportation and Marketing segment includes refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and fuel ethanol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The improved result from our Refining, Transportation and Marketing segment in 2009 compared to 2008 was largely due to our domestic pricing policy for diesel, gasoline and LPG, which allowed us to avoid transferring the short-term volatility for these products in the international market to the Brazilian market. In 2009, international prices and, consequently, oil acquisition/transfer costs and oil product import costs for our refining segment, declined much more rapidly than the prices at which we sold our principal products domestically. As a result, our refining margins improved substantially. In 2008, the opposite occurred, as we did not raise prices at the same pace as the international market, and our downstream margins were reduced by higher oil acquisition/transfer costs.

These effects were partially offset by a reduction in the average realization price due to lower export prices and lower domestic sales prices adjusted to international price levels.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.– BR, in Brazil.

The decrease in net income from Distribution in 2009 compared to 2008 was primarily due to a reduction in the average realization price and the impact of depreciation of the real. This effect was partially offset by a 13.3% upturn in sales volume, reflecting the consolidation of Alvo Distribuidora.

This segment accounted for 38.6% of the total Brazilian fuel distribution market in 2009 compared to 34.9% in 2008.

Gas and Power

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

The improved result from our Gas and Power segment was due to lower costs for purchasing electricity from third parties to fulfill our contractual commitments, lower import/transfer costs of natural gas reflecting international prices, increased fixed income from electricity sales and exports and a reduction in fines paid for failure to deliver contracted amounts of electricity attributable to improvements in our natural gas infrastructure in 2008.

These effects were partially offset by reduced thermoelectric output as a result of abundant rainfall supplying Brazil’s hydroelectric power plants, and a decline in natural gas sales volumes.

International

The International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The improved results from the International segment in 2009 compared to 2008 were due to better gross margins in refinery operations in the United States and Japan, higher sales volumes, a reduction of losses with inventory devaluation, impairment expenses and losses such as those related to the write-off of Block 31 in Ecuador which was recorded in 2008. These effects were offset by declining margins as a result of lower international oil prices.

Results of Operations—2008 compared to 2007

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

Included in sales of products and services are the following amounts that we paid to the federal or state governments:

  Value-added taxes, contributions to the Programa de Formação do Patrimônio do Servidor Público (Civil Servant
  Savings Program, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales and services and social security contributions. These taxes increased 21.2% to U.S.$25,046 million for 2008 compared to U.S.$20,668 million for 2007, primarily due to higher prices and sales volumes; and

  CIDE, the excise tax applied to the sale and import of crude oil, oil products and natural gas products due to the Brazilian government, which decreased 19.8% to U.S.$3,226 million for 2008 compared to U.S.$4,022 million for 2007, due to the reduction of the rates on gasoline and diesel sales by the Brazilian Government in May 2008, when we increased our prices for these products.

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

  47.9% (U.S.$3,554 million) increase in production taxes and charges totaling U.S.$10,975 million for 2008 compared to U.S.$7,420 million for 2007. Production taxes and charges include royalties, which increased 49.4% to U.S.$5,124 million in 2008 compared to U.S.$3,430 million in 2007, and a special participation charge (a non-recurring charge payable in the event of high production or profitability from our fields), which increased 47.3% to
  U.S.$5,792 million in 2008 compared to U.S.$3,933 million in 2007. The increase in production taxes and charges in 2008 was due primarily to a 35% increase in the international price of oil, which is used to determine the reference price for the calculation of royalties (U.S.$3,087 million of the total) and, to a lesser extent, increased output from new production systems, principally from the Roncador and Espadarte fields (U.S.$467 million of the total); and

  11.2% (U.S.$3,524 million) increase in costs related to higher sales volumes in the domestic market.

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

  more wells drilled as a result of our investment program;

  higher day rates and services rates; and

  lower exploration success rate as a result of drilling in new frontier areas in the Santos and Espírito Santos basins.

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

  U.S.$39 million impairment in the United States; and

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

  U.S.$545 million non-recurring expense for marking inventory to market value;

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

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest increased 39.9% to U.S.$26,992 million for 2008 compared to U.S.$19,299 million for 2007. Income tax expense increased 57.3% to U.S.$9,259 million for 2008 compared to U.S.$5,888 million for 2007.

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

	Year Ended December 31,
	2008	2007
	(U.S.$ million)
Exploration and Production	21,031	14,072
Refining, Transportation and Marketing	(1,996)	2,785
Distribution	839	446
Gas and Power	(223)	(834)
International	(808)	(815)
Corporate	(57)	(1,796)
Eliminations	93	(720)
Net income	18,879	13,138

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

Consolidated net income for our Exploration and Production segment increased 49.5% to U.S.$21,031 million for 2008 compared to U.S.$ 14,072 million for 2007, primarily due to higher average prices for our domestic oil production and a 3.5% increase in oil and NGL production.

These effects were partially offset by:

  higher production taxes; and

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

Refining, Transportation and Marketing

Our Refining, Transportation and Marketing segment comprises our downstream activities in Brazil, including refining, logistics, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our Refining, Transportation and Marketing segment generated a net loss of U.S.$1,996 million in 2008 compared to net income of U.S.$2,785 million in 2007.

This decrease is primarily a result of:

  higher oil sale/transfer costs from our Exploration and Production segment due to the trend in international oil prices;

  higher costs for imported oil products on the international market;

  higher freight costs as a result of higher volume;

  higher naphtha prices; and

  marking inventory to market value.

The net loss for our Refining, Transportation and Marketing segment was also adversely affected by our pricing policy. We do not adjust our domestic prices for diesel, gasoline and LPG—which constitute approximately 60% of our downstream revenues—to reflect short-term volatility in the international markets. The costs for oil and oil products purchased by our Refining, Transportation and Marketing segment do, however, reflect the volatility of international prices. During 2008, our downstream margins were reduced, as the increase our prices for gasoline and diesel in the domestic market in May 2008 did not fully compensate for higher costs of oil and oil products during most of the year. Only in the fourth quarter of 2008, when international prices declined sharply but our prices for gasoline and diesel remained stable, did our prices reach parity with international levels.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. – BR, in Brazil.

Net income for our Distribution segment increased 88.1% to U.S.$839 million for 2008 compared to U.S.$446 million for 2007.

This increase was primarily the result of:

  higher sales volumes; and

  reduced operating expenses due to the elimination of the CPMF tax and gains from reversed accruals for legal proceedings in 2007.

This segment accounted for 34.9% of the total Brazilian fuel distribution market in 2008 compared to 34.3% in 2007.

Gas and Power

Our Gas and Power segment consists primarily of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

Net loss for our Gas and Power segment decreased 73.3% to U.S.$223 million for 2008 compared to a net loss of U.S.$834 million for 2007. This decrease in our net loss was a result of:

  higher margins in our natural gas and electricity business, reflecting higher sales prices; and

  higher natural gas and electricity sales volumes in 2008 compared to 2007.

These effects were partially offset by an allowance for the reduced market value of our NGL inventory.

International

The International segment comprises our activities in other countries, which include exploration and production, refining, transportation and marketing, distribution, and gas and power.

Net loss for our International segment decreased 0.9% to U.S.$808 million for 2008 compared to a net loss of U.S.$815 million for 2007. This decrease was primarily attributable to increased margins as a result of higher oil prices during the first nine months of 2008.

These effects were offset by:

  marking inventory to market value in the United States, Japan and Argentina;

  accrued royalty expenses;

  the write-off of Block 31 in Ecuador;

  the complete amortization of goodwill on the Pasadena Refinery; and

  non-recurring profits on the sale of Bolivian refineries and Argentine companies in 2007.

Additional Business Segment Information

Set forth below is additional selected financial data by business segment for 2009, 2008 and 2007:

	For the Year Ended December 31,
	2009	2008	2007
	(U.S.$ million)
Exploration and Production
Net revenues to third parties(1)(2)	476	973	2,455
Intersegment net revenues	38,301	58,051	39,536
Total net operating revenues (2)	38,777	59,024	41,991
Depreciation, depletion and amortization	(4,344)	(3,544)	(3,335)
Net income (3)	9,683	21,031	14,072
Capital expenditures	16,488	14,293	9,448
Property, plant and equipment, net	70,098	45,836	48,288
Refining, Transportation and Marketing
Net revenues to third parties(1)(2)	49,078	69,318	50,531
Intersegment net revenues	25,543	26,884	19,018
Total net operating revenues(2)	74,621	96,202	69,549
Depreciation, depletion and amortization	(1,213)	(1,109)	(1,077)
Net income (loss) (3)	6,456	(1,996)	2,785
Capital expenditures	10,466	7,234	4,488
Property, plant and equipment, net	31,917	15,806	14,480
Distribution
Net revenues to third parties(1)	29,071	30,315	22,944
Intersegment net revenues	601	577	376
Total net operating revenues	29,672	30,892	23,320
Depreciation, depletion and amortization	(176)	(165)	(155)
Net income(3)	634	839	446
Capital expenditures.	369	309	327
Property, plant and equipment, net	2,342	1,621	1,838
Gas and Power
Net revenues to third parties(1)	4,775	7,627	3,673
Intersegment net revenues	877	1,175	1,239
Total net operating revenues	5,652	8,802	4,912
Depreciation, depletion and amortization	(398)	(367)	(259)
Net income (loss) (3)	447	(223)	(834)
Capital expenditures	5,116	4,256	3,223
Property, plant and equipment, net	19,787	10,719	10,615
International
Net revenues to third parties(1)	8,469	10,024	8,132
Intersegment net revenues	1,728	916	969
Total net operating revenues	10,197	10,940	9,101
Depreciation, depletion and amortization	(870)	(564)	(567)
Net loss(3)	(154)	(808)	(815)
Capital expenditures	2,111	2,908	2,864
Property, plant and equipment, net	9,375	9,341	7,596

(1)

As a vertically integrated company, not all of our segments have significant third-party revenues. For example, our Exploration and Production segment accounts for a large part of our economic activity and capital expenditures, but has little third party revenues.

(2)

Revenues from commercialization of oil to third parties are classified in accordance with the points of sale, which could be either the Exploration and Production or Refining, Transportation and Marketing segments.

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

  our financial condition and results of operations;

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

PifCo earns income from:

  sales of crude oil and oil products to us;

  sales of crude oil and oil products to third parties and affiliates; and

  the financing of sales to us, inter-company loans to us and investments in marketable securities and other financial instruments.

PifCo’s operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on its lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from us.

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

Results of Operations—2009 compared to 2008

Net Income (loss)

PifCo had net income of U.S.$487 million in 2009 compared to a loss of U.S.$772 million in 2008.

Sales of Crude Oil and Oil Products and Services

PifCo’s sales of crude oil and oil products and services decreased 32.0% to U.S.$28,850 million in 2009 compared to U.S.$42,443 million in 2008. This decrease was primarily due to lower sales prices resulting from a 37% decrease in the average prices of Brent crude oil, to U.S.$62 per barrel in 2009 compared to U.S.$97 per barrel in 2008. This decrease was partially offset by a 11% increase in PifCo’s sales volume, primarily due to increase sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras.

Cost of Sales

Cost of sales decreased 34.1% to U.S.$27,825 million in 2009 compared to U.S.$42,231 million in 2008. This decrease was proportional to the decrease in sales of crude oil and oil products and services and was primarily due to the same reasons, in addition to lower average inventory price formation for oil and oil products acquired during period s of low international prices.

Selling, General and Administrative Expenses

PifCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses decreased 25.6% to U.S.$418 million in 2009 compared to U.S.$562 million in 2008. Shipping costs decreased 36.1% to U.S.$289 million in 2009 compared to U.S.$452 million in 2008, primarily due to lower international freight prices.

Other Operating Expenses

PifCo’s other operating expenses consist primarily of inventory impairment adjustments for its inventory of crude oil and oil products. These expenses decreased 95.0% to U.S.$29 million in 2009 compared to U.S.$577 million in 2008, due to a reduction in the value of its inventory resulting from lower international oil prices.

Financial Income

PifCo’s financial income consists of the financing of sales to us, inter-company loans to us, investments in marketable securities and other financial instruments. PifCo’s financial income decreased 14.1% to U.S.$1,997 million in 2009 compared to U.S.$2,325 million in 2008. This decrease was primarily due to decreased derivative income for exchange traded contracts resulting from volatility in average international oil prices. This decrease was partially offset by an increase in marketable securities income.

Financial Expenses

PifCo’s financial expense consists of interest paid and accrued on PifCo’s outstanding indebtedness, other fees associated with PifCo’s issuance of debt and other financial instruments. PifCo’s financial expenses decreased 3.7% to U.S.$2,090 million in 2009 compared to U.S.$2,170 million in 2008. This decrease was primarily due to decreased inter-company loans from Petrobras and was partially offset by an increase in interest expenses relating to issuances of Global Notes and lines of credit in 2009.

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

Other Operating Expenses

PifCo recognized a loss of US$ 577 million due to inventory impairment for the year ended December 31, 2008, as a result of the recent decline in the international oil prices.

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

Liquidity and Capital Resources

Petrobras

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements. In 2010, our major cash needs include planned capital expenditures of U.S.$50,854 million, the remaining part of announced dividends of U.S.$652 million and payments of U.S.$3,754 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our 2009-2013 Business Plan released on January 23, 2009, which provides for capital expenditures of U.S.$174.4 billion from 2009 through 2013. Our 2009-2013 Business Plan forecasts that we will supplement internally generated cash flow with moderate increases in our net debt. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing. We will continue our policy of extending the term of our debt maturity profile.

In planning for our financial needs for 2010, we have assumed an average Brent crude oil price of U.S.$61.0/bbl in 2010.

For 2010, we intend to fund our financial needs by issuing equity, the proceeds of which would be used to finance our planned capital expenditures, including exploration and production in pre-salt areas, and to pay for rights to produce oil in pre-salt areas not under concession that may be transferred to us by the Brazilian government under legislation currently before the Brazilian Congress. For more information about the proposed legislation, which is subject to approval from the Brazilian Congress, see Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Proposed Changes to the Oil Law.” In addition, depending on the timing and amount of the equity issue, we will meet our financial needs through a combination of drawing down our year-end cash balances and existing credit facilities, as well as contracting new debt from a broad range of traditional funding sources, including global debt capital markets, export credit agencies, non-Brazilian government development banks, the BNDES, and Brazilian and international commercial banks. As of May 10, 2010, we have financed our needs for 2010 through a partial drawdown of our U.S.$16.2 billion cash and cash equivalent balance at year-end 2009, and by drawing down U.S.$4 billion on our U.S.$10 billion bilateral loan from the China Development Bank, which we negotiated in 2009, and U.S.$1 billion from lines of credit.

Our business plan for 2010 through 2014 is currently under review by our board of executive officers. However, on March 19, 2010, our board of directors provided guidance for the 2010-2014 period by authorizing total capital expenditures in the range of U.S.$200 to U.S.$220 billion for the period. This guidance is based upon several assumptions, including average Brent crude oil prices of between U.S.$64.0/bbl to U.S.$83.0/bbl for 2010 through 2014. Our board of directors also placed limits on our net-debt-to-equity ratio to 35% for the period and our net-debt-to-EBITDA ratio to 2.5:1. The 2010-2014 business plan will be announced as soon as our board of executive officers completes its review.

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

Sources of Funds

Our Cash Flow

On December 31, 2009, we had cash and cash equivalents of U.S.$16,169 million compared to U.S.$6,499 million at December 31, 2008.

Operating activities provided net cash flows of U.S.$24,920 million for 2009 compared to U.S.$28,220 million for 2008. Cash generated by operating activities was mainly affected by net operating revenues, which decreased U.S.$26,388 million during 2009 compared to 2008.

Net cash provided by financing activities amounted to U.S.$16,935 million for 2009 compared to net cash provided by financing activities of U.S.$2,778 million for 2008. This increase was primarily due to the U.S.$12,518 million in funds raised from the BNDES by Petrobras and its subsidiaries Transportadora Associada de Gás S/A – TAG and Refinaria Abreu e Lima S/A – RNEST, to U.S.$6,750 million in global notes issued by PifCo and guaranteed by Petrobras, and a U.S.$10,000 million financing agreement entered into with the China Development Bank, of which the first drawdown in the amount of U.S.$3,000 million occurred in the third quarter of 2009. Net cash from financing activities was reduced by the payment of dividends of U.S.$7,712 million compared to U.S.$4,747 million in 2008. We typically pay all dividends in the year following the announcement of the corresponding results. In 2008, we paid dividends related to earnings in 2007. In 2009, however, we paid dividends related to 2008 earnings as well as a large portion of interest on shareholders’ equity related to 2009 earnings in advance of the close of our 2009 fiscal year.

Our net debt increased to U.S.$40,963 million as of December 31, 2009 compared to U.S.$20,624 million as of December 31, 2008, primarily due to the Petrobras and PifCo financings mentioned above. Most of the proceeds from the new debt are being allocated to finance our planned capital expenditures and the anticipated payment of interest on shareholders’ equity.

Short-Term Debt

Our outstanding short-term borrowing serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On December 31, 2009, our short-term borrowings amounted to U.S.$4,259 million compared to U.S.$2,605 million on December 31, 2008.

Including the current portion of long-term debt, total short-term debt was U.S.$8,553 million as of December 31, 2009, compared to U.S.$5,888 million on December 31, 2008.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$48,149 million on December 31, 2009 compared to U.S.$20,640 million on December 31, 2008. This increase was primarily due to funds we raised from the BNDES, to an increase in funds raised by PifCo from financial institutions and to issuances of Global Notes. See Note 12 to our consolidated financial statements as of December 31, 2009.

Included in these figures at December 31, 2009 are the following international debt issues:

Notes	Principal Amount
(U.S.$ million)
PESA’s 8.13% Notes due 2010	349
PESA’s 1.43% Notes due 2011	87
PifCo’s 9.750% Notes due 2011(1)	600
PESA’s 9.38% Notes due 2013	200
PifCo’s 3.748% Senior Trust Certificates due 2013(2)	200
PifCo’s 9.125% Global Notes due 2013(1)	750
PifCo’s 7.75% Global Notes due 2014(1)	600
PifCo’s 6.436% Senior Trust Certificates due 2015(2)	550
PifCo’s 2.15% Japanese Yen Bonds due 2016(3)	378
PifCo’s 6.125% Global Notes due 2016(1)	899
PESA’s 5.88% Notes due 2017(4)	300
PifCo’s 8.375% Global Notes due 2018(1)	750
PifCo’s 5.875% Global Notes due 2018(1)	1,750
PifCo’s 7.875% Global Notes due 2019	2,750
PifCo’s 5.75% Global Notes due 2020	2,500
PifCo’s 6.875% Global Notes due 2040	1,500

Unless otherwise noted, all debt issued by PifCo is issued with support from us through a guaranty.
(1)	Previously issued with support from us through a standby purchase agreement. As of March 31, 2010, these Notes have support from us through a guaranty.
(2)	Issued in connection with our export prepayment program.
(3)	Issued by PifCo, with support from us through a standby purchase agreement.
(4)	Issued by PESA, with support from us through a standby purchase agreement.

Project Financing

We carry out our project financing jointly with Brazilian and international financial institutions and with companies in the petroleum and energy sector for the purpose of making the investments we need to operate our business.

We conduct our project financings through Variable Interest Entities (VIE) and finance lease arrangements where the VIE is the lessor and we, as lessee, are the VIE’s primary beneficiary. At the conclusion of each financing project, we have the option to purchase the leased assets or the VIE’s common stock. We bear all risks associated with the use and development of the leased assets. Our payments fund any VIE third-party debt and payments for return on equity. The finance lease arrangement is structured so that we absorb the majority of the expected losses and a majority of the expected residual returns.

Our responsibility under these contracts is to complete the development of and operate the oil and gas fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the VIE debt and return on equity payments. The VIEs associated with our project financings projects are consolidated in accordance with ASC Topic 810-10-25.

Off Balance Sheet Arrangements

As noted above, all of our project financings are on-balance sheet. As of December 31, 2009, neither we nor PifCo had off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$35,134 million in 2009, a 17.6% increase compared to our investments of U.S.$29,874 million in 2008. Our investments in 2009 were primarily directed toward increasing production, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in 2009, U.S.$16,488 million was invested in exploration and development projects, including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2009, 2008 and 2007:

	For the Year Ended December 31
	2009	2008	2007
	(U.S.$ million)
Exploration and Production	16,488	14,293	9,448
Refining, Transportation and Marketing	10,466	7,234	4,488
Distribution	369	309	327
Gas and Power	5,116	4,256	3,223
International
Exploration and Production	1,912	2,734	2,555
Refining, Transportation and Marketing	110	102	247
Distribution	31	20	37
Gas and Power	58	52	25
Corporate	584	874	628
Total	35,134	29,874	20,978

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

Our capital expenditure budget for 2010, including our project financings, is U.S.$47.4 billion, allocated as follows:

  Exploration and Production segment: U.S.$36.7 billion;

  Refining, Transportation and Marketing segment: U.S.$34.0 billion;

  Distribution segment: U.S.$896 million;

  Gas and Power segment: U.S.$8.1 billion;

  International segment: U.S.$6.2 billion;

  Corporate segment: U.S.$1.8 billion; and

  Our subsidiary Petrobras Biocombustível: U.S.$832 million

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

Dividends

Our shareholders approved a total dividend distribution of R$8,335 million (U.S.$4,565 million) for 2009 earnings at the Ordinary General Meeting held on April 22, 2010, which includes interest on shareholders’ equity already approved by our board of directors. We paid U.S.$3,313 million of this amount to shareholders in the form of interest on shareholders’ equity in November and December of 2009, in advance of the close of our 2009 fiscal year. The remaining U.S.$1,252 million in dividends and interest on shareholders’ equity relating to our 2009 earnings was paid on April 30, 2010, restated according to the SELIC rate from December 31, 2009 to the date of payment. The total amount of 2009 dividends approved by our shareholders is equivalent to R$0.95 per common and preferred share (U.S.$1.09 per common and preferred ADS).

The dividends we pay to shareholders depend on our earnings and other factors. Under our bylaws and the Brazilian Corporate Law applicable to a company with a class of non-voting shares, such as ours, our shareholders are entitled to a mandatory minimum dividend of at least 25% of our adjusted net profit for the fiscal year. In 2009 and 2008, we paid the mandatory minimum dividend of 25% to our shareholders.

For more information on our dividend policy, including a description of the minimum preferred dividend to which our preferred shareholders are entitled under our bylaws, see “Mandatory Distribution” and “Payment of Dividends and Interest on Shareholders’ Equity” in Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras.”

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

Sources of Funds

PifCo’s Cash Flow

At December 31, 2009, PifCo had cash and cash equivalents of U.S.$953 million compared to U.S.$288 million at December 31, 2008. PifCo’s operating activities provided net cash of U.S.$9,397 million in 2009 compared to using net cash of U.S.$9,149 million in 2008, primarily due to higher receivables from related parties in 2009.

PifCo’s investing activities used net cash of U.S.$486 million in 2009 compared to providing net cash of U.S.$26 million in 2008, primarily as a result of an increase in the amount of loans to related parties and PifCo’s investments in marketable securities held by a fund that includes investments in Petrobras’ special purpose companies.

PifCo’s financing activities used net cash of U.S.$8,245 million in 2009 compared to providing net cash of U.S.$8,736 million in 2008, primarily due to payments of notes payable to Petrobras with the proceeds from lines of credit and issuances of Global Notes.

PifCo’s Accounts Receivable

Accounts receivable from related parties decreased 33.8% to U.S.$15,986 million at December 31, 2009, from U.S.$24,155 million at December 31, 2008, primarily due to lower sales prices resulting from a decrease in average Brent crude oil prices.

PifCo’s Short-Term Borrowings

PifCo’s short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit, loans from financing institutions and the short-term portion of long-term lines of credit loans from financing institutions and sale of right to future receivables. At December 31, 2009, PifCo had borrowed U.S.$1,892 million under lines of credit and loans from financing institutions, including the current portion of long-term lines of credit, compared to U.S.$143 million borrowed at December 31, 2008. At December 31, 2009, PifCo had fully utilized all of its available lines of credit specifically designated for purchase of imported crude oil and oil products.

PifCo’s notes payable to related parties consist of notes payable to us, which decreased 69.0% to U.S.$7,862 million at December 31, 2009, from U.S.$25,353 million at December 31, 2008, as a result of the application of the proceeds from PifCo’s financing activities.

PifCo’s Long-Term Borrowings

At December 31, 2009, PifCo had long-term borrowings outstanding in financing institutions of:

  U.S.$1,396 million (U.S.$1,820 million in current portion) in long-term lines of credit due between 2010 and 2017 compared to U.S.$631 million at December 31, 2008. During 2009, PifCo borrowed U.S.$4,500 million under bridge loans and prepaid an equal amount with proceeds from the issuances of Global Notes. Additionally, PifCo borrowed U.S.$1,100 million under lines of credit, due 2012 that bear interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence. At December 31, 2009, PifCo had utilized all available funds from lines of credit to purchase crude oil and oil products on the international market for sale to us and to purchase our crude oil and oil products exports; and

  U.S.$286 million (U.S.$72 million in current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount has been paid semi-annually starting on December 15, 2009 and will mature on through December 15, 2014.

At December 31, 2009, PifCo also had outstanding:

  U.S.$235 million in Senior Notes due 2011, bearing interest at the rate of 9.75%;

  U.S.$264 million (U.S.$68 million current portion) in connection with Petrobras’ export prepayment program, consisting of Senior Trust Certificates due 2015 that bear interest at the rate of 6.436% and Senior Trust Certificates due 2013 that bear interestat the rate of 3.748%;

  U.S.$10,710 million in Global Notes, consisting of U.S.$374 million in Global Notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million in Global Notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million in Global Notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million in Global Notes due October 2016 that bear interest at the rate of 6.125% per year; U.S.$1,750 million in Global Notes due March 2018 that bear interest at the rate of 5.875% per year; U.S.$2,750 million in Global Notes due March 2019 that bear interest at the rate of 7.875% per year; U.S.$2,500 million in Global Notes due January 2020 that bear interest at the rate of 5.75% per year; and U.S.$1,500 million in Global Notes due January 2040 that bear interest at the rate of 6.875% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports, the repayment of existing trade-related debt and inter-company loans and the repayment of bridge loans incurred at the beginning of this year; and

  U.S.$378 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guaranty from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominated debt.

PifCo’s outstanding position at December 31, 2009 in irrevocable letters of credit was U.S.$556 million compared to U.S.$628 million at December 31, 2008, supporting crude oil and oil products imports and services. At December 31, 2009, PifCo had standby committed facilities available in the amount of U.S.$519 million, which are not committed to any specific use. PifCo has not drawn down amounts under these facilities, and, as of the date of this filing, PifCo has not scheduled a date for the drawdown.

In June 2008, PifCo issued a corporate guaranty to International Finance Corporation – IFC in the amount of U.S.$40 million to guarantee a loan entered into by affiliate company Quattor Petroquímica in connection with Petrobras’ strategy to consolidate petrochemical assets in Southeastern Brazil.

Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in U.S. dollars, at a rate of 1% per year over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event PifCo is required to make payments under the guaranty, PifCo will have the right to recover those payments from Quattor Petroquímica.

The following table sets forth the sources of PifCo’s current and long-term debt at December 31, 2009, and December 31, 2008:

	December 31, 2009		December 31, 2008
	Current	Long-term	Current	Long-term
	(U.S.$ million)
Financing Institutions	1,892	1,682	143	989
Senior Notes	11	235	11	235
Sale of right to future receivables	70	414	70	482
Assets related to export prepayment to be offset against sales of rights to future receivables	—	(150)	—	(150)
Global Notes	182	10,710	76	3,941
Japanese Yen Bonds	2	378	2	386
Total debt	2,157	13,269	302	5,883

Extinguished Securities

On December 31, 2009 and December 31, 2008, we had amounts invested abroad in an exclusive investment fund that held debt securities of certain of our consolidated special purpose entities in the total amount of U.S.$749 million.

These securities have been extinguished, and the related amount together with applicable interest has been removed from our balance sheet. See Note 12 to our consolidated financial statements as of December 31, 2009.

Contractual Obligations

Petrobras

The following table summarizes our outstanding contractual obligations and commitments at December 31, 2009:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual obligations
Balance sheet items:(1)
Long-term debt obligations	56,702	8,553	9,606	5,396	33,147
Capital (finance) lease obligations	430	158	172	34	66
Total balance sheet items	57,132	8,711	9,778	5,430	33,213
Other long-term contractual commitments
Natural gas ship-or-pay	5,770	521	1,080	1,217	2,952
Service contracts	50,778	22,799	15,623	5,555	6,801
Natural gas supply agreements	10,842	1,147	2,263	2,204	5,228
Operating leases	36,876	7,701	13,540	9,055	6,580
Purchase commitments	11,374	3,827	3,308	1,025	3,214
International purchase commitments	13,435	4,557	5,611	2,228	1,039
Total other long-term commitments	129,075	40,552	41,425	21,284	25,814
Total	186,207	49,263	51,203	26,714	59,027

(1)

Excludes the amount of U.S.$27,578 million related to our pension fund obligations that are guaranteed by U.S.$22,791 million in plan assets. Information on employees’ postretirement benefit plans is set forth in Note 16 of our consolidated financial statements for the year ended December 31, 2009.

PifCo

The following table sets forth PifCo’s contractual obligations as of December 31, 2009, and the period in which the contractual obligations come due:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual obligations
Long-term debt	13,744	475	1,654	1,163	10,452
Purchase obligations—long-term	3,750	2,656	360	440	294
Operating leases	11	1	3	4	3
Total	17,505	3,132	2,017	1,607	10,749

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

Oil and Gas Reserves

Evaluations of oil and gas reserves are important for the effective management of exploration and production assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserve quantities are also used as the basis for calculation of unit-of-production rates for depreciation and evaluation for impairment. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty are economically producible in future years from known reservoirs under existing economic and operating conditions and government regulations, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not. Possible reserves are less likely to be recovered than probable reserves.

The estimation of proved reserves is an ongoing process that takes into account engineering and geological information such as well logs, pressure data and fluid sample core data. Proved reserves can also be divided in two categories: developed and undeveloped. Developed proved reserves are expected to be recovered from existing wells including line pack or when the costs necessary to put them in production are relatively low, or through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. For undeveloped proved reserves, significant investments are necessary, including drilling new wells and installing production or transportation facilities.

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

Impact of Oil and Gas Reserves on Depreciation and Depletion

The calculation of unit-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of exploration and production assets.

It is the ratio of (i) actual volumes produced to (ii) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (iii) asset cost. Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs. The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability. This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production. As a result of these revisions, we increased our proved reserves by 1,646.1 mmboe in 2009, 162.7 mmboe in 2008 and 762.9 mmboe in 2007.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment

At December 31, 2009, our property, plant, and equipment, net of accumulated depletion, amounted to U.S.$136 billion. A substantial part of this amount consisted of oil and gas producing properties. These properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; the percentage of probables that we include in cash flows does not exceed our past success ratios in developing probable reserves.

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

In general, we do not view temporarily low oil prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, any impairment tests that we perform make use of our long-term price assumptions for the crude oil and natural gas markets. These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, conservative estimates given market indicators and past experience. Significantly lower future oil and gas prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends. In addition, significant changes in production curve expectation, discount and/or required production and lifting costs, could affect impairment analysis. While such uncertainties are inherent to this estimation process, the amount of impairment charges in past years has been small relative to the total value of oil and gas producing properties: U.S.319 million in 2009, U.S.$519 million in 2008 and U.S.$271 million in 2007. Based on our experience, we believe that future variability in estimates will have a small impact on both assets and expense.

Pension and Other Post-Retirement Benefits

The determination of the expense and liability relating to our pension and other post- retirement benefits involves the use of judgment in the determination of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

We account for our Employees’ Post-Retirement Benefits and Other Benefits, in accordance with the procedure established by Codification Topic 715. These standards require that we recognize the over-funded or under-funded status of each of our defined benefit pension and other post-retirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive  income,” as a separate component of stockholder’s equity.

According to the requirements of Codification Topic 715, the discount rate should be based on present value for settling the pension obligation. The use of the precepts of Codification Topic 715 in Brazil, which has been subject to inflation from time to time, creates certain issues to the extent that the ability for a company to settle a pension obligation at a future point in time may not exist because long-term financial instruments of suitable grade may not exist locally.

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

The progressive increase in longevity has direct impact on the plan’s estimated and provisioned volume of commitments and obligations and in our liabilities under the line “Employees’ post-retirement benefits obligation– Pension” and our shareholders’ equity under the line “Post-retirement benefit reserves adjustments net of tax—pension cost.”

“Post-retirement benefit reserves adjustments net of tax—pension cost” are values calculated as the difference between the forecasted restatement of the net value of the obligations according to the actuarial assumptions and the variations effectively occurring over time. These amounts are to be amortized and posted to the results of subsequent fiscal years over the average life expectancy of the pension plan’s members. See Note 16 to our audited consolidated financial statements for the year ended December 31, 2009.

Beginning in 2008, we have accounted for employee benefit expenses for non-active participants as part of operating expenses rather than non-operating expenses. This reclassification had no effect on our consolidated net income, other than disclosure of our consolidated statements of income.

Litigation, Tax Assessments and Other Contingencies

Claims for substantial amounts have been made against us arising in the normal course of business. We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets. In accordance with the guidance provided by U.S. GAAP, we accrued for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. At December 31, 2009, we had accrued U.S.$500 million for litigation contingencies.
Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances. We believe that payments required to settle the amounts related to these claims, in case of loss, will not vary significantly from our estimated costs, and thus will not have a material adverse effect on our operations or cash flows. In past periods, the difference between the actual payout and the amount of the provision liability, with respect to contingency estimation, has been insignificant, with no material income statement impact in the period of the payout. In the last five years, our annual cash payouts for contingencies relating to claims against us, the parent company, reached an average of U.S.$364 million per year.

Asset Retirement Obligations and Environmental Remediation

Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites. Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide. We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets. We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation. The aggregate amount of estimated costs on a discounted basis for asset retirement and environmental remediation provision at December 31, 2009 was U.S.$2,812 million. Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulation have vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations. Consequently, the timing and amounts of future cash flows are subject to significant uncertainty. However, given the significant amount of time to the ultimate retirement date, any modifications in technological specifications, legal requirement, or other matters, would not have a materially adverse effect on any one reporting period.

In 2009, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes to estimated asset retirement obligation were principally related to declaration of new fields as economically viable, certain changes in revised cost estimates to abandon provided by non-operated joint-ventures. A summary of the annual changes in the abandonment provisions is presented in Note 9(a) to our audited consolidated financial statements, as of December 31, 2009.

Derivative Transactions

Codification Topic 815 requires that we recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Accounting for derivative transactions requires us to employ judgment to arrive at assumptions to compute fair market values, which are used as the basis for recognition of the derivative instruments in the financial statements. Such measurement may depend on the use of estimates such as estimated future prices, long-term interest rates and inflation indexes, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market.

In the course of our business we have entered into contracts that meet the definition of derivatives under Codification Topic 815, certain of which have not qualified to receive hedge accounting. For the majority of these contracts, the estimates involved in the calculations for the fair value of such derivative instruments have not been considered likely to have a material impact in our financial position had we used different estimates, due to the majority of our derivative instruments being traditional over the counter instruments with short term maturities.

Impact of New Accounting Standards

Brazilian GAAP Is in the Process of Adopting IFRS Principles

Enacted in 2007, Law No. 11,638/07 amended the Brazilian Corporate Law to permit Brazilian GAAP to converge with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The transition from Brazilian GAAP to IFRS is being made gradually as official accounting pronouncements are issued. Financial statements prepared in accordance with Brazilian GAAP for the fiscal year ended December 31, 2009 were impacted by the new pronouncements. As a result, the basis for calculating dividend and profit sharing distributions to our employees were also affected. Our financial statements prepared in accordance with U.S. GAAP were not affected by Law No. 11,638/07 other than dividends payable and profit sharing payable to our employees, which are based on net income as calculated under Brazilian GAAP. Our consolidated financial statements as of March 31, 2010, in reais, were prepared in accordance with IFRS. We do not expect to discontinue U.S. GAAP reporting for the year ended December 31, 2010.

In 2008, Provisional Measure No. 449/08 was enacted to create a transitional tax regime that allowed the changes to Brazilian GAAP brought by Law No. 11,638/07 to be tax neutral until further legislation regulating the tax effects of the new accounting principles becomes effective. The adoption of the transitional tax regime was optional for the fiscal year ended December 31, 2009 and mandatory as from fiscal year ended December 31, 2010. The temporary tax effects caused by the adoption of this transitional tax regime are reported in our financial statements as deferred income taxes.

Codification

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 in June 2009. The ASU, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (Accounting Standards Codification) is effective for financial statements issued after September 15, 2009. ASU 2009-01 requires that the FASB’s Accounting Standards Codification become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Accounting Standards Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter are superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Accounting Standards Codification is non-authoritative. Following this statement, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own. We adopted Accounting Standards Codification effective July 1, 2009.

SFAS No. 157

Effective January 1, 2009, we implemented SFAS No 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). This Statement was codified into Topic ASC 820 “Fair Value Measurement and Disclosures”. There was no impact to our consolidated financial statements from the implementation of this Topic for nonfinancial assets and liabilities, other than additional disclosures that have been incorporated into Note 21 to our consolidated financial statements.

SFAS No. 141-R

In December 2007, the FASB issued SFAS 141-R, which was subsequently amended by FASB Staff Position (FSP) FAS 141 (R)-1 in April 2009. SFAS 141-R applies prospectively to all business combinations occurring on or after January, 2009.
This Statement was codified into FASB ASC Topic 805, “Business Combinations”. This statement requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. Topic 805 changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense. Topic 805 also includes a substantial number of new disclosures requirements. There was no impact to our consolidated financial statements from the implementation of this Topic.

SFAS No. 160

In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement was codified into Topic 810, “Consolidation”. Topic 810 was implemented on January 1, 2009. As a result of the implementation, we reclassified on December 31, 2009, noncontrolling interest (minority interest) of U.S.$1,362 million as equity in the consolidated financial statements, and net income of U.S.$1,319 million attributable to the noncontrolling interest was included in consolidated net income on the face of the income statement.

FASB Staff Position (FSP) No. 132(R)-1

In December 2008, the FASB issued (FSP) No. 132(R)-1, which amends SFAS 132(R) and was codified into FASB ASC Topic 715 Compensation—Retirement Benefits. This orientation provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets; and (d) Significant Concentrations of Risk. Effective December 31, 2009, we adopted this FSP.

There was no impact to our consolidated financial statements from the implementation of this Topic, other than additional disclosures that have been incorporated into Note 16 (b) to our consolidated financial statements.

SFAS No. 165

Effective April 1, 2009, we adopted SFAS 165, “Subsequent Events.” This Statement was codified into FASB ASC Topic 855, “Subsequent Events”. Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Topic 855 did not change significantly the current practice previously provided in auditing literature, except for introducing the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This Statement is not expected to result in any significant changes in the subsequent events reported by the Company. Refer to Note 2 to our consolidated financial statements, for the Topic 855 related disclosure for the year ended December 31, 2009.

ASU 2009-16

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-16 became effective for us on January 1, 2010, and is not expected to have a material impact on our results of operations, financial position or liquidity.

ASU 2009-17

The FASB issued ASU 2009-17 in December 2009. This standard became effective for us on January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this

Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 became effective for the us in January, 2010, and is not expected to have a material impact on our results of operations, financial position or liquidity.

Oil and gas reserves estimation and disclosure

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-03 in January 2010. The objective of the amendment included in this ASU is to align the oil and gas reserve estimation and disclosure requirements of the Extractive Activities - Oil and Gas (Topic 932) with the new requirements of the SEC’s final rule, Modernization of the Oil and Gas Reporting Requirements. The main provisions of the ASU No. 2010-03 include the following:

  Expanding the definition of oil and gas production activities to include nontraditional reserves, such as bitumen.

  Amending the definition of proved oil and gas reserves to indicate that entities must use average prices over the 12-month period (as of the first day of each month), rather than year end price when estimating whether reserve quantities are economical to produce.

  Requiring that disclosures about equity method investments be in the same level of detail as is required for consolidated investments.

  Modifying the definition of geographic area for disclosure of reserve estimates and production.

  Permitting the use of new reliable technologies to establish reasonable certainty of proved reserves.

As required by ASU No. 2010-03, Petrobras adopted the new accounting standards as of December 31, 2009. Adoption of these requirements did not significantly impact our reported reserves or our consolidated financial statements.

Research and Development

We are deeply committed to research and development as a means to extend our reach to new production frontiers and achieve continuous improvement in operations. We have a history of successfully developing and implementing innovative technologies, including the means to drill, complete and produce wells in increasingly deep water. We are one of the largest investors in research and development among the world’s major oil companies, and we spend a large percentage of revenues on research and development. In 2009, we spent U.S.$681 million on research and development, equivalent to 0.7% of our net operating revenues. In 2008, we spent U.S.$941 million on research and development, equivalent to 0.8% of our net operating revenues. In 2007, we spent U.S.$881 million on research and development, equivalent to 1.0% of our net operating revenues. Our bylaws require us to place at least 0.5% of our paid-in corporate capital in a reserve for research and development expenses.

Our research and development activities focus on three main goals:

  expansion of our current businesses through: (a) the discovery of new exploratory frontiers; (b) the enhancement of our current oil recovery methods; (c) the development of new or enhanced ultra deep water production systems and equipment; (d) the development of the pre-salt reservoirs; (e) the development and implementation of technologies to maximize the production of middle distillates in our refineries; (f) the development and enhancement of petrochemical processes and products; and (g) the development of offshore natural gas transportation systems;

  providing a mix of products compatible with the energy demands of the future through the adaptation of our refining processes to utilize vegetable oils as feedstock and through the development of second generation biofuel production processes, which use residual biomass as feedstock; and

  Ensuring that our activities are environmentally sustainable. We aim to improve our water and CO2 management and energy efficiency capabilities throughout the entire value chain.

In the three-year period ended December 31, 2009, our research and development operations were awarded 45 patents in Brazil and 109 overseas. Our portfolio of patents covers all of our areas of activities.

We have operated a dedicated research and development facility in Rio de Janeiro, Brazil since 1966. As of December 31, 2009, we had 2,093 employees working at this facility. We also conduct research and development through joint research projects with universities and other research centers in Brazil and abroad and participate in technology exchange and assistance partnerships with other oil and gas and oilfield services companies.

PifCo does not itself conduct research and development.

Trends

We plan to expand all segments of operations in our target markets in accordance with our 2009-2013 Business Plan. In support of this goal we plan total capital expenditures of U.S.$174.4 billion over 2009-2013. Of this total, 59% is in the exploration and production segment, where constant investment in exploration and development is needed to exploit newly discovered resources and offset natural declines in production from existing fields as they mature. Based on our slate of development projects, we have set a target of increasing production by 8.1% annually over the period 2009 to 2013 while replacing our reserves through organic growth. Our business plan for 2010 through 2014 is currently under review by our board of executive officers. On March 19, 2010, our board of directors provided guidance for the 2010-2014 period by authorizing total capital expenditures in the range of U.S.$200 to U.S.$220 billion for the period.

The price we realize for the oil we produce is determined by international oil prices, although we generally sell our oil at a discount to the Brent and West Texas Intermediate (WTI) benchmark prices because it is heavier and thus more expensive to refine. In 2009, international oil prices recovered from 2008 lows, driven largely by three factors: (i) a decrease in OPEC output, which drove down oil production in order to meet reduced demand due to the global economic crisis; (ii) improved economic outlook, with a widespread view that a recovery would take place in 2010; (iii) international geopolitical risks, including civil strife in Nigeria and worries over Iran’s nuclear program, which magnified upward pressure on prices. Towards the end of 2009, oil prices found a stable price range between U.S.$70/bbl and U.S.$85/bbl. The economic outlook will remain the key determinant of oil price movements in the near term. According to the International Energy Agency (IEA), the rhythm of the economic recovery will determine how fast demand will return to a growth trajectory. A fast-paced recovery coupled with slow supply-side response can result in higher prices on the medium term. On the other hand, if the expectations are not met, especially those regarding non-OECD economies, oil prices may drop below the current trading range.[1]

For the 2009 to 2013 period, we plan to continue to focus on increasing our refining throughput and our capacity to refine heavier crudes. During 2009, downstream gross margins varied between 26.5 and 7.3 percent reflecting the fluctuation in international prices. Future refining margins will depend on capacity utilization in the global and Brazilian refining industries and the relative prices and volumes of light and heavy crudes that are produced and can be processed.

Under our 2009-2013 Business Plan, our net-debt-to-equity ratio is targeted to remain in the range of 25-35% through 2013, based on an estimated average exchange rate of R$2.00 per U.S.$1.00. In accordance with the guidance provided by our board of directors on March 19, 2010, our net-debt-to-equity ratio for the 2010-2014 period is limited to 35% and our net-debt-to-EBITDA ratio to 2.5:1.

[1] Source: IEA World Energy Outlook 2008

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

We currently have nine directors. The following table sets forth certain information with respect to these directors:

Name	Date of Birth	Position	Current Term Expires	Business Address

Guido Mantega(1)	April 7, 1949	Chair	April 2011	Esplanada dos Ministérios – Bloco P 5º andar Brasília – DF Cep 70.048-900
J.S. Gabrielli de Azevedo(1)	October 3, 1949	Director	April 2011	Avenida República do Chile, no. 65 23º andar Rio de Janeiro – RJ Cep 20.031-912
Silas Rondeau Cavalcante Silva(1)	December 15, 1952	Director	April 2011	Avenida República do Chile, no. 65 24º andar Rio de Janeiro – RJ Cep 20.031-912
Francisco Roberto de Albuquerque(1)	May 17, 1937	Director	April 2011	Alameda Carolina, no. 594 Itú—SP Cep 13.306-410
Fabio Colletti Barbosa(2)	October 3, 1954	Director	April 2011	Av. Juscelino Kubitschek, no. 2.235 27º andar Vila Olímpia São Paulo – SP Cep 04543-011
Jorge Gerdau Johannpeter(3)	December 8, 1936	Director	April 2011	Av. Farrapos, no. 1.811 Porto Alegre – RS Cep 90.220-005
Luciano Galvão Coutinho(1)	September 29, 1946	Director	April 2011	Av. República do Chile, no. 100 19º andar Rio de Janeiro – RJ Cep 20.031-917
Sergio Franklin Quintella(1)	February 21, 1935	Director	April 2011	Praia de Botafogo, no. 190 12º andar Rio de Janeiro– RJ Cep 22.250-900
Márcio Pereira Zimmermann(1)	July 1, 1956	Director	April 2011	Esplanada dos Ministérios – Bloco U Sala 807 Brasília – DF Cep 70.065-900

(1)	Appointed by the controlling shareholder.
(2)	Appointed by the minority common shareholders.
(3)	Appointed by the minority preferred shareholders.

Guido Mantega—Mr. Mantega has been our Chairman of the board of directors since March 19, 2010 after being a member of this board since April 3, 2006. He is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. Mr. Mantega was appointed a member of the Remuneration and Succession Committee of our board of directors on October 15, 2007. Mr. Mantega has been Brazil’s Minister of Finance since March 28, 2006, and he served as chairperson of the Group of 20 Finance Ministers and Central Bank Governors (G-20) in 2008. He is a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), an advisory body to the Brazilian government. Mr. Mantega has also held the posts of Brazil’s Minister of Planning, Budget and Management and of president of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank). He received a bachelor’s degree in economics from the Escola de Economia, Administração e Contabilidade—FEA (School of Economy, Administration and Accounting) at the Universidade de São Paulo—USP (University of São Paulo) in 1971, and a Ph.D. in development sociology from the Faculdade de Filosofia, Letras e Ciências Humanas—FFLCH (School of Philosophy, Literature and Human Sciences) at USP, and completed specialized studies at the Institute of Development Studies—IDS at the University of Sussex, England in 1977.

J.S. Gabrielli de Azevedo—Mr. Gabrielli has been a member of our board of directors since July 22, 2005, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR, Petrobras Biocombustível, Petrobras Transporte—Transpetro, Petrobras Gás—Gaspetro and Petrobras Química—Petroquisa. He was our Chief Financial Officer from January 2003 to July 2005, and he has been our Chief Executive Officer since July 22, 2005. Mr. Gabrielli holds a Ph.D. in economics from Boston University (1987). He is a full professor of economics on leave from the Universidade Federal da Bahia—UFBA (Federal University of Bahia).

Silas Rondeau Cavalcante Silva—Mr. Silva has been a member of our board of directors since April 3, 2006, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. Mr. Silva was Brazil’s Minister of Mines and Energy from July 2005 to May 2007 and president of Centrais Elétricas Brasileiras—Eletrobras from May 2004 to July 2005. Mr. Silva has worked as a consultant for RV2 Consultoria e Assessoria. He now works for the Instituto de Desenvolvimento de Estudos e Projetos Econômicos Ltda.—IDEPE (Institute for the Development of Economic Studies and Projects) and SGR Consultoria Empresarial Ltda. (SGR Business Consultancy). Mr. Silva has a degree in electrical engineering from the Universidade Federal de Pernambuco—UFPE (Federal University of Pernambuco) and a specialized degree in transmission lines engineering from the Universidade Federal do Rio de Janeiro—UFRJ (Federal University of Rio de Janeiro).

Francisco Roberto de Albuquerque—Mr. de Albuquerque has been a member of our board of directors since April 2, 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee and the Remuneration and Succession Committee of our board of directors since April 13, 2007, and October 15, 2007, respectively. He earned a bachelor’s degree in military sciences from the Academia Militar das Agulhas Negras—AMAN (Agulhas Negras Military Academy) in Resende, Rio de Janeiro, in 1958 and in economics from the Universidade de São Paulo—USP (University of São Paulo) in 1968, a master’s degree in military sciences from the Escola de Aperfeiçoamento de Oficiais—EsAO (Advanced Military School) in 1969, and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército—ECEME (Military Officer Training School) in Rio de Janeiro in 1977.

Fabio Colletti Barbosa—Mr. Barbosa has been a member of our board of directors since January 3, 2003, and is also a director of Petrobras Distribuidora S.A.—BR. He has also been the President of the Audit Committee of our board of directors since June 17, 2005.

He has been the Chief Executive Officer of Grupo Santander Brasil since August 2008. Mr. Barbosa is also the Chairman of the board of directors and of the executive board of the Federação Brasileira de Bancos—FEBRABAN (Brazilian Federation of Banks). Mr. Barbosa has a bachelor’s degree in management from the Fundação Getulio Vargas—São Paulo (Getulio Vargas Foundation—São Paulo) (1976) and an MBA from the Institute for Management and Development in Lausanne, Switzerland (1979).

Jorge Gerdau Johannpeter—Mr. Johannpeter has been a member of our board of directors since October 19, 2001, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He was appointed a member of the Remuneration and Succession Committee of our board of directors on October 15, 2007. Mr. Johannpeter is the President of the board of directors of Grupo Gerdau (Gerdau Group), a member of the board of directors of the Instituto Aço Brasil—IABr (Brazilian Steel Institute), a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council) and a member of the executive committee of the World Steel Association. Mr. Johannpeter is involved in Brazil’s non-profit sector as president of the board of the Programa Gaúcho da Qualidade e Produtividade—PGQP (State Program for Quality and Productivity in Rio Grande do Sul), leader of the Movimento Brasil Competitivo—MBC (Movement for Brazilian Competitiveness), member of the deliberative council of Parceiros Voluntários (Volunteer Partners) and coordinator of Ação Empresarial (Business Action). He received a bachelor’s degree in law and social sciences from the Universidade Federal do Rio Grande do Sul—UFRGS (Federal University of Rio Grande do Sul), Porto Alegre, in 1961.

Luciano Coutinho—Mr. Coutinho has been a member of our board of directors since April 4, 2008, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been the President of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) since April 27, 2007. In addition, Mr. Coutinho is a member of the board of directors of Vale S.A., a member of the Curator Committee for the Fundação Nacional da Qualidade—FNQ (Brazilian Quality Foundation), and the BNDES representative at the Fundo Nacional de Desenvolvimento Científico e Tecnológico—FNDCT (Brazilian Fund for Scientific and Technological Development). Mr. Coutinho has a Ph.D. in economics from Cornell University, a master’s degree in economics from the Fundação Instituto de Pesquisas Econômicas—Fipe (Institute of Economic Research) at the Universidade de São Paulo—USP (University of São Paulo), and a bachelor’s degree in economics from USP.

Sergio Franklin Quintella—Mr. Quintella has been a member of our board of directors since April 8, 2009, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee of our board of directors since November 13, 2009. He is vice president of Fundação Getúlio Vargas—FGV. He was member of the board of directors of the Banco Nacional de Desenvolvimento Econômico e Social— BNDES (Brazilian Development Bank) from 1975 to 1980, member of the Conselho Monetário Nacional (National Monetary Council of Brazil) from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005. Mr. Quintella holds a degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro—PUC-Rio (Pontifical Catholic University of Rio de Janeiro) in economic engineering from the Escola Nacional de Engenharia (National Engineering School) and in economics from the Faculdade de Economia do Rio de Janeiro (College of Economics of Rio de Janeiro). He also holds a master’s degree in business from IPSOA Institute, Turin, in Italy and graduated from the Advanced Management Program at Harvard Business School. Mr Quintella is currently a member of the council of PUC-Rio.

Márcio Pereira Zimmermann—Mr. Zimmermann has been a member of our board of directors since March 22, 2010 and is also a member of the board of directors of Petrobras Distribuidora S.A. – BR. He has been the President of the Remuneration and Succession Committee of our board of directors since April 29, 2010. Mr. Zimmermann is currently the Minister of Mines and Energy, and he previously served as Executive Secretary and Secretary for Energy Planning and Development at the Ministry of Mines and Energy.

Mr. Zimmermann is also the Chairman of the board of directors of Centrais Elétricas Brasileiras—Eletrobrás. He has been a member of the Conselho Nacional de Política Energética – CNPE (National Council for Energy Policy) since February 2009. Mr. Zimmermann holds a bachelor’s degree in electric engineering from the Pontifícia Universidade Católica do Rio Grande do Sul – PUC-RS (Pontifical Catholic University of Rio Grande do Sul), a post-graduate degree in electric systems engineering from the Universidade Federal de Itajubá – UNIFEI (Itajubá Federal University), and a master’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio (Pontifical Catholic University of Rio de Janeiro).

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

Daniel Lima de Oliveira—Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer and Petrobras’ Executive Manager of Corporate Finance since September 1, 2005. From January 2003 to September 2005, Mr. Lima was a director of Petrobras International Braspetro BV (PIB BV) and Braspetro Oil Services Company—Brasoil, and from September 2005 to April 2006, he was a member of the board of directors of REFAP S.A. Mr. Lima de Oliveira graduated in mechanical engineering from the Escola de Engenharia Industrial (São José dos Campos Industrial Engineering School) in 1975.

Marcos Antonio Silva Menezes—Mr. Menezes has been a PifCo director since 2003, and Petrobras’ Executive Manager of Accounting since 1998. Mr. Menezes currently serves as a member of the Fiscal Council and of the Audit Committee of Braskem S.A., and he has been the Chairman of the Fiscal Council of the Instituto Brasileiro de Petróleo, Gás e Biocombustíveis—IBP (Brazilian Institute of Petroleum, Gas and Biofuels), and the Organização Nacional das Indústras de Petróleo—ONIP (National Organization of the Petroleum Industry) since 1998 and 1999, respectively. Mr. Menezes holds bachelor’s degrees in accounting and business management from the Faculdade Moraes Júnior in Rio de Janeiro (Moraes Júnior University), a post-graduate degree in financial management from the Fundação Getúlio Vargas (Getulio Vargas Foundation), and has completed an advanced management program (PGA) at the Fundação Dom Cabral/INSEAD—France (Dom Cabral Foundation/European Institute of Business Administration).

José Raimundo Brandão Pereira—Mr. Pereira has been a PifCo director, and has served as PifCo’s Executive Manager of Marketing and Trading since June 2008. Mr. Pereira has also been a director of Petrobras International Braspetro BV (PIB BV) since September 2008 and a member of the board of directors of PESA since March 2009. Mr. Pereira graduated in civil engineering from the Universidade Estadual de Maranhão (State University of Maranhão) in 1979.

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

The following table sets forth certain information with respect to our executive officers:

Name	Date of Birth	Position	Current Term

J.S. Gabrielli de Azevedo	October 3, 1949	Chief Executive Officer	April 2011
Almir Guilherme Barbassa	May 19, 1947	Chief Financial Officer and Chief Investor Relations Officer	April 2011
Renato de Souza Duque	September 29, 1955	Chief Services Officer	April 2011
Guilherme de Oliveira Estrella	April 18, 1942	Chief Exploration and Production Officer	April 2011
Paulo Roberto Costa	January 1, 1954	Chief Downstream Officer	April 2011
María das Graças Silva Foster	August 26, 1953	Chief Gas and Power Officer	April 2011
Jorge Luiz Zelada	January 20, 1957	Chief International Officer	April 2011

J. S. Gabrielli de Azevedo—Mr. Gabrielli has been our Chief Executive Officer and a member of our board of directors since July 22, 2005. For biographical information regarding Mr. Gabrielli, see “—Directors of Petrobras.”

Almir Guilherme Barbassa—Mr. Barbassa has been our Chief Financial Officer and Chief Investor Relations Officer since July 22, 2005. Mr. Barbassa joined Petrobras in 1974 and has worked in several financial and planning capacities, both in Brazil and abroad. Mr. Barbassa has served as Petrobras’ corporate finance and treasury manager, and he has also served at various times as financial manager and chairman of Petrobras subsidiaries that carry out international financial activities. In addition, he was an economics professor at Universidade Católica de Petrópolis (Petrópolis Catholic University) and Faculdades Integradas Bennett (Bennett University) from 1973 to 1979. Mr. Barbassa holds a master’s degree in economics from the Fundação Getúlio Vargas (Getulio Vargas Foundation).

Renato de Souza Duque—Mr. Duque has been our Chief Services Officer since January 31, 2003. Currently, Mr. Duque is a member of the board of directors of Petrobras Gás S.A.—Gaspetro and Chief Executive Officer of Petrobras Negócios Eletrônicos S.A. Mr. Duque holds a degree in electrical engineering from the Universidade Federal Fluminense (Fluminense Federal University) and an MBA from the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro).

Guilherme de Oliveira Estrella—Mr. Guilherme Estrella has been our Chief Exploration and Production Officer since 2003. He has been Chairman of the board of the Instituto Brasileiro de Petróleo, Gás e Biocombustíveis (Brazilian Petroleum, Gas and Biofuels Institute) since 2003. Mr. Estrella graduated in 1964 from the School of Geology of the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro).

Paulo Roberto Costa—Mr. Paulo Roberto has been our Chief Downstream Officer since May 14, 2004. Mr. Paulo Roberto graduated in mechanical engineering from the Universidade Federal do Paraná (Federal University of Paraná) in 1976. Mr. Costa joined Petrobras in 1977 and worked for a long period in our exploration and production activities.

Maria das Graças Silva Foster—Ms. Maria das Graças Silva Foster has been our Chief Gas and Power Officer since September 21, 2007. She holds a degree in chemical engineering from the Universidade Federal Fluminense (Fluminense Federal University), a master’s degree in nuclear engineering from the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro) and an MBA in economics from the Fundação Getúlio Vargas (Getulio Vargas Foundation).

Jorge Luiz Zelada—Mr. Zelada has been our Chief International Officer since March 3, 2008. Mr. Zelada received a degree in electrical engineering from the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro) in 1979 and an MBA from IBMEC/Rio de Janeiro (Brazilian Institute of Capital Markets/Rio de Janeiro) in 2000.

Executive Officers of PifCo

All of the current executive officers are experienced managers from Petrobras, some of whom have served on the boards of directors of Petrobras subsidiaries and in representative offices abroad. The executive officers work as a board and are responsible for PifCo’s day-to-day management.

PifCo’s executive officers serve indefinite terms and can be removed with or without cause.

The following table sets forth certain information about PifCo’s executive officers:

Name	Date of Birth	Position	Year of Appointment

Daniel Lima de Oliveira	December 29, 1951	Chief Executive Officer	2009
Guilherme Pontes Galvão França	January 18, 1959	Chief Commercial Officer	2005
Sérvio Túlio da Rosa Tinoco	June 21, 1955	Chief Financial Officer	2005
Mariângela Monteiro Tizatto	August 9, 1960	Chief Accounting Officer	1998
Nilton Antonio de Almeida Maia	June 21, 1957	Chief Legal Officer	2000
Gerson Luiz Gonçalves	September 29, 1953	Chief Audit Officer	2000
Juarez Vaz Wassersten	August 26,1954	Chief Businesses Officer	2009

Daniel Lima de Oliveira—Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer and Petrobras’ Executive Manager of Corporate Finance since September 1, 2005. For biographical information regarding Mr. Lima de Oliveira, see “—Directors of PifCo.”

Guilherme Pontes Galvão França—Mr. França has served as PifCo’s Chief Commercial Officer since October 1, 2005. Mr. França graduated in chemical engineering from the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro) in 1981.

Sérvio Túlio da Rosa Tinoco—Mr. Tinoco has been PifCo’s Chief Financial Officer since September 1, 2005. Mr. Tinoco holds a bachelor’s degree in economics from Universidade Oswaldo Cruz, São Paulo (Oswaldo Cruz University) (1978), and had an MBA from the Fundação Getúlio Vargas, São Paulo (Getulio Vargas Foundation) (1983) partially completed with one year at the Institut Supérieur des Affaires—ISA/HEC, France (Institute of Superior Affairs–ISA/HEC).

Mariângela Monteiro Tizatto—Ms. Tizatto has served as PifCo's Chief Accounting Officer since 1998, and has been Petrobras' General Manager of Corporate Accounting since 1999. Ms. Tizatto has a bachelor's degree in accounting from Universidade Cândido Mendes (Cândido Mendes University) and an executive MBA from the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro). In 1990, she taught Analysis of Financial Statements and Advanced Accounting at Faculdade Moraes Júnior (Moraes Junior University). She has been a member of the Fiscal Council of Petrobras Distribuidora S.A.—BR since 2006, and she has been a member of the Auditing and Accounting Rules Commission of the Associação Brasileira das Companhias Abertas—ABRASCA (Brazilian Association of Public Companies) since 1995.

Nilton Antonio de Almeida Maia—Mr. Maia has served as PifCo’s Chief Legal Officer since April 19, 2000. Mr. Maia also currently serves as General Counsel for Petrobras. He has completed post-graduate degrees in law, with specializations in energy and tax law, from the Universidade Cândido Mendes (Cândido Mendes University) and the Universidade Estácio de Sá (Estácio de Sá University).

Gerson Luiz Gonçalves—Mr. Gonçalves has been PifCo’s Chief Audit Officer since April 19, 2000 and Petrobras’ Executive Manager of Internal Auditing since December 1, 1994. Mr. Gonçalves is a member of the Brazilian Institute of Internal Auditors (AUDIBRA) and the International Institute of Internal Auditors (IIA). He received a bachelor’s degree in accounting from the Universidade de São Paulo (University of São Paulo) in 1975.

Juarez Vaz Wassersten—Mr. Wassersten has been PifCo’s Chief Businesses Officer since January 2009. Mr. Wasserten holds a bachelor’s degree in production engineering from Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro) and a master’s degree in economics from Universidade Cândido Mendes (Cândido Mendes University).

Compensation

Petrobras

For 2009, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$5 million.

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

Share Ownership

Petrobras

As of April 30, 2010, the members of our board of directors, our executive officers, the members of our Fiscal Council, and close members of their families, as a group, beneficially held a total of 19,780 common shares and 54,416 preferred shares of our company. Accordingly, on an individual basis, and as a group, our directors, executive officers, Fiscal Council members, and close members of their families beneficially owned less than one percent of any class of our shares.

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

PifCo

As of December 31, 2009, PifCo’s authorized share capital was composed of 300,050,000 shares at par value of U.S.$1.00 per share, all of which are issued and outstanding. All of PifCo’s issued and outstanding shares of common stock are owned by us.

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

The following table lists the current members of the Fiscal Council:

Name	Year of First Appointment

Marcus Pereira Aucélio	2005
César Acosta Rech	2008
Túlio Luiz Zamin	2003
Nelson Rocha Augusto	2003
Maria Lúcia de Oliveira Falcón	2003

The following table lists the alternate members of the Fiscal Council:

Name	Year of First Appointment

Paulo Fontoura Valle	2010
Ricardo de Paula Monteiro	2008
Edson Freitas de Oliveira	2002
Maria Auxiliadora Alves da Silva	2003
Celso Barreto Neto	2002

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

The current members of our Audit Committee are Fabio Colletti Barbosa, Francisco Roberto de Albuquerque and Sergio Franklin Quintella. All members of our Audit Committee are independent as defined in 17 CFR 240.10A-3.

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

Employees and Labor Relations

We attract and retain valuable employees by offering competitive compensation and benefits, merit-based promotions and a profit-sharing plan. In accordance with Brazilian law, total profit-sharing payments to employees are limited to 25% of the amount of proposed dividends for the year. We increased our employee numbers in 2009 due to the growth of our business.

The table below shows our employee numbers for the last three years:

	As of December 31,
	2009	2008	2007
Petrobras employees:
Parent company	55,802	55,199	50,207
Subsidiaries	13,150	12,266	11,941
Abroad	7,967	6,775	6,783
Total Petrobras Group	76,919	74,240	68,931

Parent company by level:
High school	35,741	35,490	33,114
College	19,317	18,868	16,234
Maritime employees	744	841	859
Total parent company	55,802	55,199	50,207

Parent company by region:
Southeastern Brazil	38,509	38,188	34,910
Northeastern Brazil	13,821	13,641	12,243
Other locations	3,472	3,370	3,054
Total parent company	55,802	55,199	50,207

The table below sets forth the main expenses related to our employees for the last three years:

	2009	2008	2007
	(U.S.$ million)
Salaries	5,115.2	4,957.8	3,625.7
Employee training	132.2	232.5	198.4
Profit sharing distributions	748.7	732.2	519.7

We have had no major labor stoppages since 1995, and we consider our relations with our employees and the unions that represent our employees to be good.	Forty-six percent of our employees are members of the Oil Workers’ National Union and 45% of our maritime employees belong to the Maritime Employees’ Union. We negotiate collective bargaining agreements annually with each union. Our agreement with the Oil Workers’ National Union has two components: an economic clause, which is effective until August 31, 2010, and a social clause, which is effective until August 31, 2011. Under this agreement, employees received a 4.36% cost of living increase, which reflects an increase in inflation in that period, as measured by the Índice Nacional de Preços ao Consumidor Amplo, a 7.81% increase in the minimum pay scale, and a one-time payment of 100% of the monthly salary. We signed a collective bargaining agreement with the Maritime Employees’ Union on March 24, 2010. The agreement also has two components: an economic clause, which is effective until October 31, 2010, and a social clause, which is effective until October 31, 2011.

Pension and Health Care Plan

We sponsor a contributory defined benefit pension plan known as Petros, which covers 96.2% of our employees. The principal objective of Petros has been to supplement the social security pension benefits of our employees. Employees that participate in the plan make mandatory monthly contributions. Our historical funding policy has been to make annual contributions to the plan in the amount determined by actuarial appraisals. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The table below shows the benefits paid, contributions made, and outstanding Petros liabilities for 2009, 2008 and 2007:

	2009	2008	2007
	(U.S.$ million)
Total benefits paid	911	932	835
Total contributions	350	286	282
Petros liabilities(1)	4,788	2,054	5,042

(1)

The excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation. The increase in these liabilities in 2009 was primarily due to the change of discount rate from 7.7% per year in 2008 to 6.6% per year in 2009. See Note 16(f) to our audited consolidated financial statements for the year ended December 31, 2009.

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

On July 1, 2007, we implemented the Petros Plan 2, a variable contribution or mixed pension plan, for employees with no supplementary pension plan. A portion of this plan with defined benefits characteristics includes risk coverage for disability and death, a guaranty of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, is recognized in the results for the year as the contributions are made. In 2009, the contribution of Petrobras and its subsidiaries to the defined contribution portion of this plan was U.S.$327 million. The expenses and benefit obligations related to Petros Plan 2 were recorded according to ASC 715 Compensation – Retirement Benefits.

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

In 2009, in order to improve the management of our health care benefit plan, our internal controls and the service provided to its participants, we began the process of re-enrolling the participants in AMS in an effort to compile an updated and reliable database. More than 230,000 participants were re-enrolled in 49 cities, and the re-enrollment process has continued into 2010.

In addition, some of our consolidated subsidiaries have their own benefit plans.

PifCo

With the exception of 50 employees of Petrobras Europe Limited, or PEL, and 38 employees of Petrobras Singapore Private Limited, or PSPL, PifCo’s personnel consist solely of our employees, and PifCo relies on us to provide all administrative functions. In May 2008, PifCo and Petrobras entered into an agreement to share costs and expenditures related to PifCo’s use of Petrobras’ administrative resources.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Petrobras

Our capital stock is composed of common shares and preferred shares, all without par value. On April 30, 2010, there were 5,073,347,344 outstanding common shares and 3,700,729,396 outstanding preferred shares. These totals reflect the two-for-one split of our common and preferred shares, which became effective in Brazil as of April 28, 2008.

On May 11, 2007, our shareholders approved a four-for-two reverse capital stock split. As a result of the stock split, the ratio of our common and preferred shares to ADRs changed to two shares to one ADR. The stock split and change of ADR ratio became effective as of July 2, 2007.

Under the Brazilian Corporate Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares. The Brazilian government is required by law to own at least a majority of our voting stock and currently owns 55.6% of our common shares, which are our only voting shares. The Brazilian government does not have any special voting rights, other than the right to always elect a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our bylaws.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of April 30, 2010, by the Brazilian government, certain public sector entities and our officers and directors as a group. We are not aware of any other shareholder owning more than 5% of our common shares.

Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%

Brazilian government	2,818,751,784	55.6	—	—	2,818,751,784	32.1
BNDES Participações S.A.—BNDESPar	98,457,000	1.9	574,047,344	15.5	672,504,344	7.6
Other Brazilian public sector entities	3,320,856	0.1	1,474,628	0.04	4,795,484	0.1
All directors and executive officers as a Group (15 persons)	19,780	—	54,416	—	74,196	—
Others	2,152,797,924	42.3	3,125,153,008	84.5	5,277,950,932	60.1
Total.	5,073,347,344	100.0	3,700,729,396	100.0	8,774,076,740	100.0

As of April 30, 2010, approximately 34.53% of our preferred shares and approximately 24.87% of our common shares were held of record in the United States directly or in the form of American Depositary Shares. As of April 30, 2010, we had approximately 638,969,563 record holders of preferred shares, or American Depositary Shares representing preferred shares, and approximately 631,108,410 record holders of common shares, or American Depositary Shares representing common shares, in the United States. The ratio of our common and preferred share ADRs is two shares to one ADR. This ratio was changed by the reverse stock split effective July 2, 2007.

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

We have no outstanding loans or guaranties to the members of our board of directors, our executive officers or any close member of their families.

For a description of the shares beneficially held by the members of our board of directors and close members of their families, see Item 6. “Directors, Senior Management and Employees—Share Ownership.”

Brazilian Government

We have engaged, and expect to continue to engage, in numerous transactions in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A. The above-mentioned transactions with Banco do Brasil had a negative net balance of U.S.$3,320 million as of December 31, 2009. See Note 23 to our audited consolidated financial statements as of December 31, 2009.

As of December 31, 2009, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian government, our controlling shareholder, of U.S.$469 million secured by a U.S.$53 million blocked deposit account. See Note 23 to our audited consolidated financial statements as of December 31, 2009.

We also have restricted deposits made by us, which serve as collateral for legal proceedings involving the Brazilian government. As of December 31, 2009, these deposits amounted to U.S.$983 million. See Note 23 to our audited consolidated financial statements as of December 31, 2009.

In addition, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian government in Brazil. This restriction does not apply to investment outside of Brazil. As of December 31, 2009, the value of these marketable securities that has been directly acquired and held by us amounted to U.S.$2,519 million. See Note 23 to our audited consolidated financial statements as of December 31, 2009.

For additional information regarding our principal transactions with related parties, see Note 23 to our audited consolidated financial statements as of December 31, 2009.

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

PifCo’s transactions with related parties resulted in the following balances in 2009 and 2008:

	December 31, 2009		December 31, 2008
	Assets	Liabilities	Assets	Liabilities
	(U.S.$ million)
Assets
Current:
Accounts receivable	15,986	—	24,155	—
Notes receivable(1)	1,213	—	1,152	—
Marketable securities	2,547	—	2,599	—
Exports prepayment	383	—	416	—
Others	4	—	2	—
Other non current:
Marketable securities	2,490	—	2,000	—
Notes receivable	422	—	412	—
Exports prepayment	264	—	331	—
Liabilities
Current:
Trade accounts payable	—	1,685	—	1,712
Notes payable(1)	—	7,862	—	25,353
Other	—	3	—	—
Total	23,309	9,550	31,067	27,065
Current	20,133	9,550	28,324	27,065
Long-term	3,176	—	2,743	—

(1)	PifCo’s notes receivable from and payable to us for the majority of the loans bear interest at LIBOR plus 3.0% per year.

PifCo’s principal transactions with related parties are as follows:

	Year Ended December 31,
	2009		2008		2007
	Income	Expense	Income	Expense	Income	Expense
	(U.S.$ million)
Sales of crude oil and oil products and services
Petróleo Brasileiro S.A. - Petrobras	10,139	—	19,040	—	12,231	—
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	3,401	—	2,023	—	704	—
Downstream Participações S.A. and its subsidiaries	2,080	—	2,709	—	1,744	—
Other	109	—	26	—	—	—
Purchases
Petróleo Brasileiro S.A. - Petrobras	—	(9,176)	—	(11,660)	—	(6,873)
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	—	(2,180)	—	(2,185)	—	(892)
Downstream Participações S.A. and its subsidiaries	—	(515)	—	(586)	—	(623)
Other	—	(28)	—	—	—	(487)
Selling, general and administrative expenses
Petróleo Brasileiro S.A. - Petrobras	—	(135)	—	(294)	—	(166)
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	—	(62)	—	(48)	—	(16)
Financial income
Petróleo Brasileiro S.A. - Petrobras	1,301	—	1,470	—	997	—
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	132	—	93	—	401	—
Downstream Participações S.A. and its subsidiaries	30	—	57	—	16	—
Other	6	—	37	—	286	—
Financial expense
Petróleo Brasileiro S.A. - Petrobras	—	(937)	—	(1,319)	—	(1,588)
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	—	(28)	—	(31)	—	—
Other	—	—	—	(3)	—	—

Total	17,198	(13,061)	25,455	(16,126)	16,379	(10,645)

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

	Provisions as of December 31,
	2009	2008
	(U.S.$ million)

Labor claims	71	50
Tax claims	94	81
Civil claims	272	220
Commercial claims and other contingencies	63	28
Total	500	379

(1)	Excludes provisions for contractual contingencies and tax assessments by the Instituto Nacional do Seguro Social, or INSS.

The amount accrued related to claims against Petrobras, the parent company, as of December 31, 2009, corresponded to approximately 28.9% of the total amount accrued by us related to claims against us and the amounts paid by us in respect of legal claims against Petrobras in the last five years averaged U.S.$364 million per year. As of December 31, 2009, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of the proceedings, was approximately U.S.$28.4 billion.

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

If this award is not reversed, the indemnity estimated to Petroquisa, including monetary corrections and interest, would be U.S.$9,204 million. However, because Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at U.S.$6,075 million, will not require a disbursement by us. We will also be required to pay U.S.$460 million to Porto Seguro and U.S.$1,841 million in attorney’s fees if the award is not reversed. For more information on this claim, see Note 19(a) to our audited consolidated financial statements as of December 31, 2009.

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

We have appealed both of these decisions to the STJ. In November 2009, the STJ granted our appeal to annul the decision from the judge who initially heard the case. We are waiting for a new decision to determine whether or not the case will continue at the STJ or will be returned to the Tribunal de Justiça do Rio de Janeiro for another judgment. For more information on this claim, see Note 19(a) to our audited consolidated financial statements as of December 31, 2009.

Tax Claims

On July 18, 2007, we were notified of a new ANP board resolution requiring payment of additional government participation charges retroactively to 1998. This resolution, which annulled an earlier board resolution, determined that we should make an additional payment in the amount of approximately R$400 million (U.S.$230 million) for special government participation charges from the Marlim field.

In 2007, we filed suit to challenge the new method used by the ANP to calculate the special participation tax. The lower court decided in favor of the ANP, and this decision was upheld by a regional federal court on September 30, 2009. Petrobras subsequently appealed this decision to higher courts in Brasilia.

On October 23, 2009, we, the ANP and the State of Rio de Janeiro reached an agreement to resolve the dispute out of court. The amount owed to the ANP for retroactive special participation from the Marlim field was fixed at R$2,065 million (U.S.$1,034 million) as of September 30, 2009, payable in eight consecutive monthly installments and adjusted by the benchmark SELIC rate. We have made three payments of the installments in 2009, and the remaining balance as of December 31, 2009 was R$1,322 million (U.S.$759 million). This settlement definitively resolves any and all legal and administrative actions relating to this matter.

We have been served with assessments by the Brazilian Revenue Service relating to a withholding tax (IRRF) that they claim should have been paid by us. The assessments relate to payments we made to purchase oil we imported and to charter payments we made with respect to movable platform vessels. On May 8, 2008, we filed suit concerning one of the tax assessments related to charter payments, and the court granted preliminary injunctive relief (tutela antecipada) suspending the withholding tax until a final judgment is reached. On December 31, 2009, the total amount of these tax assessments corresponded to approximately R$5,256 million (approximately U.S.$3,019 million). We have contested all of these assessments, and they are pending appeal at the administrative level. If necessary, we will bring suit at the federal judicial level.

We sold imported naphtha for the production of petrochemical raw materials, as opposed to the production of gasoline or diesel. In 2006, the Brazilian Revenue Service filed a tax assessment (auto de infração) against us for the payment of CIDE, an excise tax applied to the sale and import of crude oil, oil products and natural gas products, on the grounds that we did not prove that the naphtha was not used to produce gasoline or diesel. As we have provided evidence that the naphtha was used solely in petrochemical activities, we believe these imports are not taxable. The assessment is being reviewed, and we will continue to appeal at the federal administrative level and later at the federal judicial level, if necessary. As of December 31, 2009, Petrobras’ maximum exposure in this matter, including monetary restatement, was R$1,915 million (U.S.$1,100 million).

Petrobras was obligated to sell its products to fuel distributors free of CIDE (an excise tax) due to judicial decisions obtained by the distributors against the federal government of Brazil. The judicial decisions have been revoked, and in 2007, the Brazilian federal government commenced an administrative proceeding against us to recover unpaid CIDE. We filed an appeal at the administrative level in light of the first unfavorable administrative decision. As of December 31, 2009, Petrobras’ maximum exposure in this matter, including monetary restatement, was R$1,149 million (U.S.$660 million).

Environmental Claims

In the period between 2005 to 2009, we experienced several accidents which led to the following volumes of oil spilled each year: 67,102 gallons in 2009, 115,179 gallons in 2008, 101,970 gallons in 2007, 77,402 gallons in 2006 and 71,141 gallons in 2005. In addition, in the years 2000 through 2002, we experienced accidents that resulted in several administrative, civil and criminal investigations and proceedings, some of which have not yet been concluded, and the most significant of which are specified below. We cannot predict whether additional litigation will result from those accidents or whether any such additional proceedings would have a material adverse effect on us. See Note 19 to our audited consolidated financial statements.

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

  IBAMA fined us R$168 million, which we are contesting;

  three public civil actions (ações civis públicas) have been filed against us, the most important of which was filed on January 1, 2001, by the Federal Public Ministry and the Paraná State Public Ministry seeking damages of approximately R$2,300 million. Currently, this suit is awaiting the results of an expert examination (prova pericial); and

  the Federal Public Ministry instituted a criminal action against us, our former chief executive officer and the former superintendent of the REPAR refinery. This action has been dismissed with respect to our former chief executive officer and suspended, pending a decision on a petition for reconsideration filed by the Federal Public Ministry, with respect to us and the former superintendent of the REPAR refinery.

February 2001 spill—Rivers in the State of Paraná

On February 16, 2001, our Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled approximately 15,059 gallons of fuel oil into several rivers located in the State of Paraná. Within four days, we cleaned the river surfaces, recovering approximately 13,738 gallons of fuel oil. As a result of the accident:

  the Instituto Ambiental do Paraná, or IAP, fined us approximately R$150 million, which was subsequently reduced to R$90 million, which we are contesting; and

  the Federal Public Ministry and the Paraná State Public Ministry filed public civil actions against us seeking approximately R$3.7 billion in damages. In addition, the IAP filed a class action against us seeking damages of approximately R$150 million. These public actions have been consolidated following the denial of our preliminary motions and will begin at the trial court with the discovery phase.

March 2001 gas explosion and spill— Roncador field

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

Pollution

On January 15, 1986, the Public Ministry of the State of São Paulo and the União dos Defensores da Terra (Union for Defense of the Earth), filed a public civil action against us and 23 other companies in the State Court of São Paulo for alleged damages caused by pollution. The amount alleged in the initial pleading filed with the Court is equivalent to R$4,217, but it is difficult to estimate the actual damages that could be assessed by the Court. The Public Ministry of the State of São Paulo has publicly stated that the amount of U.S.$800 million would ultimately be required to remedy the alleged environmental damage. The Court is determining whether or not to assert joint and several liability of the defendants. A decision is still pending the conclusion of the discovery phase.

PifCo

There is no litigation or governmental proceeding pending or, to PifCo’s knowledge, threatened against PifCo’s or any of its subsidiaries that, if adversely determined, would have a significant effect on its financial position or profitability.

Dividend Distribution

Petrobras

The tables below describe our cash dividends for the last five fiscal years, including amounts paid in the form of interest on shareholders’ equity.

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(U.S.$ million)

Dividends paid to shareholders	7,627	4,343	3,860	3,144	2,104
Dividends paid to minority interests	85	404	143	69	6
	7,712	4,747	4,003	3,213	2,110

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

	Reais Per Common Share		Reais Per Preferred Share		U.S. Dollars Per Common American Depositary Share		U.S. Dollars Per Preferred American Depositary Share
	High	Low	High	Low	High	Low	High	Low
2005.	20.90	12.70	18.61	11.37	18.35	9.35	16.55	8.36
2006:	27.70	20.33	24.90	18.25	26.73	17.55	23.39	15.78
2007:	52.50	22.43	44.20	20.09	58.81	21.13	49.83	18.88
2008:	62.30	20.21	52.51	16.89	75.19	14.94	63.51	12.56
2009:	45.10	27.45	39.79	23.06	53.01	23.01	46.91	19.48
First quarter	38.97	27.45	30.86	23.06	34.99	23.01	27.72	19.48
Second quarter	44.40	35.71	35.24	28.61	45.64	32.16	36.35	25.49
Third quarter	41.33	35.64	35.00	29.11	46.16	35.44	39.31	29.10
Fourth quarter	45.10	39.82	39.79	34.05	53.01	44.43	46.91	38.02
November 2009	44.85	41.05	39.45	35.55	53.01	46.71	46.67	40.52
December 2009	45.10	40.20	39.79	35.20	52.86	46.10	46.91	40.75
2010:
First quarter	41.81	35.80	37.50	31.52	48.91	38.20	43.83	33.76
January 2010	41.81	37.84	37.50	33.90	48.91	40.57	43.83	36.08
February 2010	38.88	35.80	34.69	31.52	42.65	38.20	38.40	33.76
March 2010	41.55	39.05	37.21	34.50	47.10	43.11	42.18	38.04
April 2010	40.59	36.33	36.08	32.10	46.35	41.24	41.23	36.54

The São Paulo Stock Exchange

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange. At December 31, 2009, the aggregate market capitalization of the 385 companies listed on the São Paulo Stock Exchange was approximately U.S.$1,340.9 billion and the ten largest companies represented approximately 44.8% of the total market capitalization of all listed companies. All the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, but in most cases, less than half of the listed shares are actually available for trading by the public. The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.

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

PifCo

PifCo’s common stock is not registered and there is no trading market for it. PifCo’s Senior Notes due 2011 are listed in the Luxembourg Stock Exchange. PifCo’s Global Notes due 2016, 2018, 2019, 2020 and 2040 are registered on the New York Stock Exchange. PifCo’s other debt securities have not been listed on any securities exchange.

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

Mandatory Distribution

Under Brazilian Corporate Law, the bylaws of a Brazilian corporation with a class of non-voting shares, such as ours, may specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends or interest on shareholders’ equity, also known as the mandatory distributable amount, which cannot be lower than 25% of the adjusted net profit for the fiscal year. Under our bylaws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of our net profits, after the allocations to the legal reserve, contingency reserve and unrealized revenue reserve. Furthermore, the net profits that are not allocated to the reserves above to fund working capital needs and investment projects as described above or to the statutory reserve must be distributed to our shareholders as dividends or interest on shareholders’ equity.

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

Pursuant to our bylaws, holders of preferred shares are entitled to minimum annual dividends equal to (i) 5% of their pro rata share of our paid-in capital, or (ii) 3% of the book value of their preferred shares, whichever is higher. Holders of preferred shares participate equally with common shareholders in corporate capital increases obtained from the incorporation of reserves and profits. To the extent that we declare dividends in any particular year in an amount that exceeds the minimum preferential dividends on preferred shares, holders of common shares and preferred shares will receive the same additional dividend amount per share. Based on our equity capital at year-end 2009, the minimum preferential dividend that would have been payable to our preferred shareholders is approximately R$0.48 per preferred share (R$0.96 per preferred ADS), compared to the R$0.95 per preferred share (U.S.$1.09 per preferred ADS) actually paid on our 2009 earnings. Since 2000, our distributable income has always exceeded the minimum preferred dividend, so we have always distributed equal amounts to both our common and preferred shareholders during this period.

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

We convene our shareholders’ meetings by publishing a notice in the Diário Oficial da União and Jornal do Commercio. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s agenda and, in the case of a proposed amendment to the bylaws, an indication of the subject matter. For ADS holders, we are required to provide notice to the ADS depositary at least 30 calendar days prior to a shareholders’ meeting.

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

Holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:

  amend our bylaws;

  approve any capital increase beyond the amount of the authorized capital;

  approve any capital reduction;
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

  participate in a centralized group of companies;

  approve the disposal of the control of our subsidiaries;
  approve the disposal of convertible debentures issued by our subsidiaries and held by us;

  establish the compensation of our senior management;

  approve the cancellation of our registration as a publicly-traded company;

  decide on our dissolution or liquidation;

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

  reduction of the mandatory dividend distribution;

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

  cessation of the state of liquidation;

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

  to reduce the mandatory distribution of dividends;

  to change our corporate purposes;

  to spin-off a portion of our company, subject to the conditions set forth in the Brazilian Corporate Law;
  to transfer all of our shares to another company or to receive shares of another company in order to make the incorporação de ações to acquire control of another company at a price, which exceeds the limits set forth in the Brazilian Corporate Law, subject to, the conditions set forth in the Brazilian Corporate Law.

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

  the right to participate in the distribution of profits;

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

Memorandum and Articles of Association of PifCo

Register

PifCo is an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law, as amended, with company registration number 76600. PifCo registered and filed its Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997. The company adopted an Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on May 7, 2007, and adopted a further Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on February 23, 2008. PifCo was initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of PifCo’s shareholders to Petrobras International Finance Company on September 25, 1997. The last amendment to PifCo’s Memorandum and Articles of Association occurred on February 23, 2008, to amend the stated objects and purposes of PifCo.

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

Voting Rights

Votes may be cast at a general meeting by a show of hands or by a poll (if demanded by one or more members present in person or by proxy entitled to vote prior to or on the declaration of the result of the show of hands). On a vote by a show of hands, each shareholder or shareholder represented by proxy has one vote. On a vote by a poll, each shareholder or shareholder represented by proxy has one vote for each share owned.

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

Calls on Shares

Directors may make calls on the shareholders to the extent any amounts remain unpaid on their shares (subject to giving such shareholder at least fourteen days notice specifying the time or times of payment). Each shareholder shall pay to the company the amounts called on such shares.

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

  getting the written consent of two-thirds of the shareholders of that class; or

  passing a special resolution at a meeting of the shareholders of that class.

There are no general limitations on the rights to own shares specified by the articles.

General Meetings

A general meeting may be convened:

  by the directors at any time; or

  by any two shareholders holding not less than 10% of the paid-up voting share capital of PifCo, by written request.

Notice of a general meeting is given to all shareholders.

All business carried out at a general meeting is considered special business except:

  sanctioning a dividend;

  consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

  appointment and removal of directors; and

  fixing of remuneration of the auditors.

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

  appoint an authorized custodian in Brazil for its investments;

  register as a foreign investor with the CVM; and

  register its foreign investment with the Central Bank of Brazil.

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

In the event that a holder of ADSs exchanges such ADSs for the underlying shares, the holder will be entitled to continue to rely on such electronic registration for five business days after the exchange. Thereafter, unless the relevant shares are held pursuant to Resolution No. 2,689 by a duly registered investor, or a holder of the relevant shares applies for and obtains a new certificate of registration from the Central Bank of Brazil, the holder may not be able to convert into foreign currency and to remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the relevant shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a “tax haven” jurisdiction, the investor will be also subject to less favorable tax treatment. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Equity and Debt Securities” and “— Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.”

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

This description is not a comprehensive description of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules that are generally applicable to all taxpayers or to certain classes of investors or rules that investors are generally assumed to know. Prospective purchasers of common or preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common or preferred shares or ADSs.

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

  Investors registered under Resolution No. 2,689 and not located in a tax haven jurisdiction are exempt from this type of taxation related to capital gains. The withdrawal of ADSs in exchange for preferred or common shares is not subject to Brazilian tax. On receipt of the underlying preferred or common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below in “Registered Capital.”

Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred or common shares that occur abroad to non-Brazilian holders.

Non-Brazilian holders which are not located in a tax haven jurisdiction are subject to income tax imposed at a rate of 15% on gains realized on transactions in the Brazilian stock, future, commodities exchanges and on sales or exchanges of the preferred or common shares that occur in Brazil or with a resident of Brazil. With respect to proceeds of a redemption or of a liquidating distribution with respect to the preferred or common shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank of Brazil, accounted for in reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15%.

Gains realized arising from transactions on the Brazilian stock, future or commodities exchanges by an investor registered under Resolution No. 2,689 who is not located in a tax haven jurisdiction are exempt from Brazilian income tax. See “—Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions.”

Capital gains realized on transactions in the Brazilian stock, future or commodities exchanges and on sales or exchanges of preferred or common shares that occur in Brazil or with a resident of Brazil are also subject to a 0.005% withholding income tax rate considered as a prepaid tax. Investors registered under Resolution No. 2,689 and are not located in a tax haven jurisdiction are also exempt from this type of taxation related to capital gains.

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

Taxation of Foreign Exchange Transactions (IOF/Câmbio)

Under Law No. 8,894 of June 21, 1994, and Decree No. 6,306 of December 14, 2007, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in preferred or common shares or the ADSs and those under Resolution No. 2, 689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Câmbio. However, according to Law No. 8,894, the IOF/Câmbio rate may be increased at any time to a maximum of 25% by a decision of the Minister of Finance, but only in relation to exchange transactions carried out after the increase of the applicable rate. In 2009, Decree 6,983 increased the IOF/Câmbio rate from 0% to 2% for transactions involving foreign investment in the Brazilian securities market by non-Brazilian residents. The IOF/Câmbio rate remains at 0% for: (i) payments of dividends and interest on shareholders’ equity to non-Brazilian residents and (ii) the repatriation of funds invested in the Brazilian securities market by non-Brazilian residents.

Taxation on Bonds and Securities Transactions (IOF/Títulos)

Law No. 8,894 of June 21, 1994, and Decree No. 6,306 of December 14, 2007, created the Tax on Bonds and Securities Transactions, or IOF/Títulos, which may be imposed on any transactions involving bonds and securities carried out in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the Brazilian government may increase such rate up to 1.5% per day, but only in relation to transactions carried out after the increase of the applicable rate. In 2009, Decree 7,011 increased the IOF/Títulos rate from 0% to 1.5% for transactions involving the assignment of shares, which are carried out in the Brazilian securities market.

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

The Brazilian Revenue Service currently maintains a list of countries and jurisdictions considered to be tax havens and may amend this list to include other countries or jurisdictions due to this new law. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven jurisdiction, the applicable income tax rate will be 25%. Foreign investors registered under Resolution No. 2,689 who are located in a tax haven jurisdiction are subject to income tax at a rate of 15% on gains realized on transactions in the Brazilian stock, future or commodities exchanges and on sales or exchanges of the preferred or common shares that occur in Brazil or with a resident of Brazil. A 0.005% withholding income tax rate also applies on such gains and are considered as a prepaid tax.

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

U.S. Federal Income Tax Considerations

  This summary describes the principal tax consequences of the ownership and disposition of common or preferred shares or ADSs, based on the U.S. Internal Revenue Code of 1986, as amended (Code), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (IRS), and court decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common or preferred shares or ADSs. This summary applies only to purchasers of common or preferred shares or ADSs who hold the common or preferred shares or ADSs as “capital assets” (generally, property held for investment), and does not apply to special classes of holders such as dealers or traders in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common or preferred shares or ADSs on a mark-to-market basis, persons that enter into a constructive sale transaction with respect to common or preferred shares or ADSs, and persons holding common or preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE OVERALL TAX CONSEQUENCES IN ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN COMMON OR PREFERRED SHARES OR ADSs.

Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, a holder of an ADS will be treated as the holder of the shares of common or preferred stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange ADSs for the shares of common or preferred stock represented by that ADS.

In this discussion, references to ADSs refer to ADSs with respect to both common and preferred shares, and references to a “U.S. holder” are to a holder of an ADS that is:

  a citizen or resident of the United States;

  a corporation organized under the laws of the United States, any state thereof, or the District of Columbia; or

  otherwise subject to U.S. federal income taxation on a net basis with respect to the shares or the ADS.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder prior to January 1, 2011, with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” as defined for U.S. federal income tax purposes (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008 or 2009 taxable years. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2010 taxable year.

Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company would be able to comply with these procedures. U.S. holders of our ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

Distributions out of earnings and profits with respect to the shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or, at the U.S. holder’s election, such Brazilian withholding tax may be taken as a deduction against taxable income. A U.S. foreign tax credit may not be allowed for Brazilian withholding tax imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit, including the translation of reais into U.S. dollar for these purposes, in light of their particular circumstances.

Holders of ADSs that are foreign corporations or nonresident alien individuals (non-U.S. holders) generally will not be subject to U.S. federal income tax, including withholding tax, on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Holders of shares and ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

Taxation of Capital Gains

Upon the sale or other disposition of a share or an ADS, a U.S. holder will generally recognize U.S. source capital gain or loss for U.S. federal income tax purposes, equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such share or ADS. Any gain or loss will be long-term capital gain or loss if the shares or ADSs have been held for more than one year. Non-corporate U.S. holders of shares or ADSs may be eligible for a preferential rate of U.S. federal income tax in respect of long-term capital gains. Capital losses may be deducted from taxable income, subject to certain limitations. For U.S. federal income tax purposes, such disposition would not result in foreign source-income to a U.S. holder. As a result, a U.S. holder may not be able to use the foreign tax credit associated with any Brazilian income taxes imposed on such gains, unless such holder can use the credit against U.S. tax due on other foreign-source income. U.S. holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit, including the translation of reais into U.S. dollar for purposes of their investment in our shares or ADSs.

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

Backup Withholding and Information Reporting

The payment of dividends on, and proceeds from the sale or other disposition of, the ADSs or common or preferred shares to a U.S. holder within the United States (or through certain U.S. related financial intermediaries) will generally be subject to information reporting unless the U.S. holder is a corporation or other exempt recipient. Such dividends and proceeds may be subject to backup withholding unless the U.S. holder (i) is a corporation or other exempt recipient, or (ii) timely provides an IRS Form W-9 (or an acceptable substitute form) that contains such U.S. holder’s taxpayer identification number and that certifies that no loss of exemption from backup withholding has occurred.

 Backup withholding is not an additional tax. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, so long as the required information is properly furnished to the IRS.

U.S. holders should consult their own tax advisors about any additional reporting requirements that may arise as a result of their purchasing, holding or disposing of our ADSs, or common or preferred shares. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

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

This summary is based on the tax laws of the Cayman Islands, Brazil and the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect). This description is not a comprehensive description of all tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules generally applicable to all taxpayers or to certain classes of investors or that investors are generally assumed to know. Prospective purchasers of notes should consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes.

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

Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil (a “Non-resident”) is taxed in Brazil only when income is derived from Brazilian sources. Therefore, any gains or income paid by PifCo in respect of its notes in favor of Non-resident noteholders are not subject to Brazilian taxes.

Interest (including original issue discount, or OID, if any, fees, commissions, expenses and any other income payable by a Brazilian resident to a non-resident) is generally subject to income tax withheld at source. Currently, the rate of withholding tax is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and another country. If the recipient of the payment is domiciled in a tax haven jurisdiction, as defined by Brazilian tax regulations, the rate will be 25%.

If the payments with respect to the notes are made by a Brazilian source, then noteholders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to  principal, interest (including OID, if any) and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a noteholder will retain an amount equal to the amounts that such noteholder would have retained if no such Brazilian taxes had been payable. The Brazilian obligor will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the holder receives the net amount due.

According to Law no. 10,833, dated December 29, 2003, capital gains realized on the disposition of tangible assets located in Brazil, by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% (a rate of 25% is applicable if realized by investors resident in a tax haven jurisdiction, i.e. a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). We assume the notes do not fall within the definition of tangible assets located in Brazil for the purposes of this law, but there is still no pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we cannot provide any guarantee whether such assumption will prevail in the courts of Brazil.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or other disposition of the notes by a Non-resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities not domiciled or residing within such states.

U.S. Federal Income Taxation

The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of the notes (a “U.S. holder”). This summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the IRS, and court decisions, all as in effect as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to discuss all aspects of the United States federal income taxation which may be relevant to special classes of investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, securities traders who elect to account for their investment in notes on a mark-to-market basis, regulated investment companies, tax-exempt organizations, holders that are subject to the alternative minimum tax, certain short-term holders of notes, persons that hedge their exposure in the notes or hold notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. holder whose functional currency is not the U.S. dollar. U.S. holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.

In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to original purchasers of notes who have purchased notes at the original issue price and hold the notes as “capital assets” (generally, property held for investment).

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE OVERALL TAX CONSEQUENCES IN ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN THE NOTES.

Payments of Interest

Payment of “qualified stated interest,” as defined below, on a note (including additional amounts, if any) generally will be taxable to a U.S. holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. holder’s applicable method of accounting for U.S. federal tax purposes. In general, if the “issue price” of a note is less than the “stated redemption price at maturity” by more than a de minimis amount, such note will be considered to have “original issue discount,” or OID. The “issue price” of a note is the first price at which a substantial amount  of such notes are sold to investors. The stated redemption price at maturity of a note generally includes all payments other than payments of qualified stated interest.

In general, each U.S. holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income as ordinary interest income the sum of the “daily portions” of OID on the note, if any, for all days during the taxable year that the U.S. holder owns the note. The daily portions of OID on a note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. In general, in the case of an initial holder, the amount of OID on a note allocable to each accrual period is determined by (i) multiplying the “adjusted issue price,” as defined below, of the note at the beginning of the accrual period by the yield to maturity of the note, and (ii) subtracting from that product the amount of qualified stated interest allocable to that accrual period. U.S. holders should be aware that they generally must include OID in gross income as ordinary interest income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income. The “adjusted issue price” of a note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such note in all prior accrual periods. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a note at a single fixed rate of interest, or subject to certain conditions, based on one or more interest indices.

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

Sale or Disposition of Notes

A U.S. holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in the note generally will equal the U.S. holder’s cost for the note increased by any amounts included in gross income by such U.S. holder as OID, if any, and reduced by any payments other than payments of qualified stated interest on that note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be U.S. source gain or loss for U.S. federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The gain or loss realized by a U.S. holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Capital losses may be deducted from taxable income, subject to certain limitations.

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

U.S. holders should consult their own tax advisors about any additional reporting requirements that may arise as a result of their purchasing, holding or disposing of the notes.

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Petrobras’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Petrobras’ American Depositary Shares are listed. Our SEC filings are also available to the public from the SEC’s Web site at http://www.sec.gov. For further information on obtaining copies of Petrobras’ public filings at the New York Stock Exchange, you should call (212) 656-5060.

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

We use derivative instruments to address market risks related to commodity prices, interest rates and currency exchange rates. Such derivative instruments are used only to offset market exposures. Our executive officers manage market risk. We address credit risk by following rigid rules, overseen by a Credit Committee, to evaluate counterparties and define proper guaranties.

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

The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2009, which is a 10% increase in the price of the underlying commodity for options, futures and swaps.

	Petrobras		PifCo		Total
Outstanding as of December 2009	Quantity	Fair Value(1)	Quantity	Fair Value(1)	Quantity	Fair Value(1)	+10% Sensitivity
	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(U.S.$ million)
Options:
Buy contracts	250		0		250
Sell contracts	1,400		0		1,400
		1.03400		0		1.0340	1.61276
Futures:
Buy contracts	10,683		13,029		25,342
Sell contracts	10,521		17,219		33,852
		1.33730		0.55401		10.00099	66.76344
Swaps:
Receive variable/ pay fixed	276		1,670		1,603
Receive fixed/ pay variable	175		927		2,342
		0.11062		0.70023		1.64141	4.18797

(1)	Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

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

The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2009 and 2008. Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2009	2008
	(%)
Real denominated:
Fixed rate	0.0	0.0
Floating rate	21.9	26.2
Sub-total	21.9	26.2
U.S. dollar denominated:(1)
Fixed rate	48.5	30.5
Floating rate (includes short-term debt)	27.4	36.0
Sub-total	75.9	66.5
Other currencies (primarily Yen):
Fixed rate	0.5	3.8
Floating rate	1.7	3.5
Sub-total	2.2	7.3
Total.	100.0	100.0
Floating rate debt:
Real denominated	21.9	26.2
Foreign currency denominated	29.1	39.5
Fixed rate debt:
Real denominated	0.0	0.0
Foreign currency denominated	49.0	34.3
Total.	100.0	100.0
U.S. dollars(1)	75.87	66.48
Euro	0.09	0.25
Japanese Yen	2.15	7.05
Brazilian reais	21.89	26.22
Total	100.0	100.0

(1)	Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

The table below provides information about our total debt obligations as of December 31, 2009, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M or CDI as of December 31, 2009.

	2010	2011	2012	2013	2014	2015-2040	Total	Fair Value as of December 31, 2009
	(U.S.$ million, except for percentages)
Debt in Euro:
Fixed rate debt	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-	-	-
Variable rate debt	8	8	8	8	8	12	53	50
Average interest rate	1.2%	2.0%	2.5%	3.1%	3.6%	5.0%
Debt in Japanese Yen:
Fixed rate debt	170	32	32	32	-	-	265	267
Average interest rate	3.6%	1.7%	1.7%	1.7%	-	-	-	-
Variable rate debt	129	11	116	116	116	464	952	902
Average interest rate	1.9%	4.3%	1.0%	1.1%	1.2%	1.9%	-	-
Debt in U.S. dollars:(1)
Fixed rate debt	934	469	228	785	585	24,557	27,558	31,445
Average interest rate	7.4%	7.5%	5.4%	8.2%	7.2%	7.0%	-	-
Variable rate debt	5,125	1.776	2,572	733	734	4,661	15,601	15,872
Average interest rate	1.5%	2.3%	3.5%	3.6%	4.0%	6.5%	-	-
Debt in Brazilian reais:
Variable rate debt	1,656	24,745	1,148	614	1,408	2,870	12,441	12,073
Average interest rate	10.7%	12.9%	10.4%	10.0%	10.9%	9.1%	-	-
Total debt obligations	8,021	7,041	4,105	2,288	2,851	32,564	56,870	60,610

(1)	Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

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

Interest Rate and Exchange Rate Risk

PifCo is not subject to material foreign exchange rate risk because 100% of its debt is U.S. dollar denominated. PifCo does not enter into derivative contracts or make other arrangements to hedge against interest rate risk.

The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for PifCo’s long-term debt obligations at December 31, 2009:

Debt Obligations	2011	2012	2013	2014	2015	2016-2040	Total	Fair Value as of December 31, 2009
	(U.S.$ million, except for percentages)
Debt in U.S. Dollars:(1)
Fixed rate debt	304	70	436	442	22	10,312	11,586	12,716
Average interest rate	8.8%	5.5%	8.7%	7.6%	6.4%	6.7%	-	-
Variable rate debt	88	1,192	101	112	50	140	1,683	1,729
Average interest rate	2.1%	4.2%	3.4%	3.9%	4.9%	5.9%	-	-
Total debt obligations	392	1,262	537	554	72	10,452	13,269	14,445

(1)	Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

Total Debt Portfolio	December 31, 2009(1)	December 31, 2008
Debt in U.S. Dollars:
Fixed rate debt	76.5%	75.2%
Floating rate debt	23.5%	18.4%
Debt in Japanese Yen:
Fixed rate debt	0%	6.4%
Floating rate debt	0%	0%
Total debt portfolio	100.0%	100.0%

(1)	Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

PifCo’s long-term financings in U.S. dollars are derived mainly from notes and commercial banks. Trade lines of credit are primarily intended for the purchase of crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras crude oil and oil products exports, with interest rates ranging from 0.91% to 4.13% at December 31, 2009.

On December 28, 2009, PifCo borrowed U.S.$1,500 million under a short-term line of credit with Santander. The loan will mature in 2010 and bears interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence.

The table below sets forth the value of PifCo’s cross currency swap, in which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. The change in fair value indicates that the hedging instrument is highly effective.

Cross Currency Swaps Maturing in 2016	Interest Rate	Notional Amount	Fair Value
			December 31, 2009	December 31, 2008
	(%)	(Japanese Yen million)	(U.S.$ million)
Fixed to fixed		35,000	65	47
Average pay rate (U.S.$)	5.69
Average receive rate (Japanese Yen)	2.15
Total cross currency swaps		35,000	65	47

Item 12. Description of Securities other than Equity Securities

American Depositary Shares

Fees Payable by holders of our ADSs

JPMorgan Chase Bank serves as the depositary for both of our common and preferred ADSs. ADR holders are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the depositary: (i) an annual fee of US$0.02 per ADS for administering the ADR program and (ii) amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions, stock splits	US$5.00 per 100 ADSs (or portion thereof)
Distribution of dividends	US$0.02 or less per ADS
Withdrawal of shares underlying ADSs	US$5.00 per 100 ADSs (or portion thereof)
Transfers, combining or grouping of ADRs	US$1.50 per ADS

Fees Payable by the Depositary to Petrobras

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time. The table below sets forth the amount of such payments for the year ended December 31, 2009.

Direct and indirect payments by the depositary	Amount (US$)
Reimbursement of legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	11,638,554.43
Reimbursement of listing fees	500,000.00
Reimbursement of investor relations expenses(1)	9,572,399.30
Reimbursement of advertising and public relations expenses(2)	293,587.74
Broker reimbursements(3)	1,272,567.39
Third-party expenses paid directly by the depositary on behalf of Petrobras	–
Other	–
Total	11,638,554.43

(1)	Includes expenses related to investor relations and travel.
(2)	Includes legal and administrative expenses and expenses related to compliance with Sarbanes-Oxley Act requirements.
(3)	Broker reimbursements are fees payable to service providers for the distribution of materials to beneficial owners of ADRs. Corporate material includes information related to shareholders’ meetings and related voting instruction cards.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Both PifCo and we have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate, or that the degree of compliance with the policies or procedures may deteriorate.

Each of the Company’s management assessed the effectiveness of each Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, each of the Company’s management has concluded that as of December 31, 2009, each Company’s internal control over financial reporting is effective.

The effectiveness of each of the Company’s internal control over financial reporting as of

December 31, 2009, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

The management of each Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2009, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

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

Item 16B. Code of Ethics

We have always guided our business and our relations with third parties by strong ethical principles. In 1998, our board of executive officers approved the Petrobras Code of Ethics, which was extended to all Petrobras companies in 2002. In 2008, our board of executive officers further developed our ethics management through the creation of the Petrobras Ethics Commission. The Code of Ethics is applicable to all employees, the board of executive officers and the board of directors. The document is available on our website at http://www.petrobras.com.br/en/investors/. It is the responsibility of the Ethics Commission to promote compliance with ethical principles and act as a forum for discussion of subjects related to ethics. Currently, the Commission’s focus is to develop and strengthen the Petrobras Ethics Management System, which is aimed at assuring the highest ethics standards by defining the roles of managers, employees, the Ethics Commission and their relationships.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Petrobras

The following table sets forth the fees billed to us by our independent auditors, KPMG Auditores Independentes, during the fiscal years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
	(U.S.$ thousand)

Audit fees	9,724	12,893
Audit-related fees	154	156
Tax fees	229	468
Total fees	10,107	13,517

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of our annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and Brazilian GAAP, among others) and review of periodic documents filed with the SEC.

In 2009, audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of U.S.$844 thousand, related to the audit of the internal controls. “Audit-related fees” in the above table are the aggregate fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements and are not reported under “audit fees.”

Tax fees in the above table are fees billed by KPMG Auditores Independentes for services related to tax compliance reviews of the annual federal tax return and procedures with respect to income and sales taxes.

Our contract with KPMG Auditores Independentes was signed in 2006. Under this contract, KPMG Auditores Independentes will audit our financial statements through year-end December 31, 2010.

PifCo

The following table sets forth the fees billed to PifCo by its independent auditors KPMG Auditores Independentes, during the fiscal years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
	(U.S.$ thousand)

Audit fees	404	546
Audit-related fees	29	38
Total fees	433	584

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of PifCo’s annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and local GAAP) and review of periodic documents filed with the SEC. In 2009, audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of U.S.$54 thousand, related to the audit of the internal controls. Fees disclosed under the category “audit-related fees” relate to services provided in connection with the issuance of PifCo’s notes in the international capital markets and assurance and related services that are reasonably related to the performance of the audit or reviews of PifCo’s financial statements and are not reported under “audit fees.”

PifCo’s contract with KPMG Auditores Independentes was signed in 2006. Under this contract, KPMG Auditores Independentes will audit PifCo’s financial statements through year-end December 31, 2010.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated two members to our audit committee, Francisco Roberto de Albuquerque and Sergio Franklin Quintella, who are designees of the Brazilian government, which is our controlling shareholder and therefore one of our affiliates. In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Petrobras

During the fiscal year ended December 31, 2009, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities.

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

The table below briefly describes the significant differences between our domestic practices and the NYSE corporate governance rules.

Section	New York Stock Exchange Corporate Governance Rules for U.S. Domestic Issuers	Petrobras’ Practices
Director Independence
303A.01	Listed companies must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.

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

“Controlled companies” are not required to comply with this requirement

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

Petrobras’ Audit Committee is an advisory committee to the board of directors and is composed of independent members according to Rule 10A-3 under the Exchange Act. The Audit Committee has a written charter that sets forth its responsibilities that include, among other things: (i) strengthening ties with the external auditors, permitting closer supervision of their work and of issues regarding their competency and independence, (ii) assuring legal and regulatory compliance, including with regard to certification, internal controls, compliance procedures and ethics, and (iii) monitoring the financial position of the company, especially as to risks, internal auditing work and financial disclosure.

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

See pages F-2 through F-176, incorporated herein by reference.

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

2.1

Form of Amended and Restated Deposit Agreement, dated as of January 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the common shares of Petrobras (incorporated by reference to Exhibit 4.1 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665).

2.2

Amendment No. 1, dated as of June 2007, to the Amended and Restated Deposit Agreement, dated as of January 2, 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the common shares of Petrobras (incorporated by reference to Exhibit 4.2 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.3

Form of American Depositary Receipt evidencing American Depositary Shares representing the common shares of Petrobras  (incorporated by reference to Exhibit 4.3 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.4

Form of Amended and Restated Deposit Agreement, dated as of January 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.4 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.5

Amendment No. 1, dated as of June 2007, to the Amended and Restated Deposit Agreement, dated as of January 2, 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.5 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.6

Form of American depositary receipt evidencing American depositary shares representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.6 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.7

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

2.8

Amended and Restated First Supplemental Indenture, originally dated as of July 6, 2001, as supplemented as of November 26, 2001, as amended and restated as of March 31, 2010, between Petrobras International Finance Company and The Bank of New York Mellon, as Trustee, relating to the 9.750% Senior Notes due 2011.

2.9

Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013.

2.10

Amended and Restated Third Supplemental Indenture, initially dated as of December 10, 2003, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018.

2.11

Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York Mellon, as Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.12

Amended and Restated Fourth Supplemental Indenture, initially dated as of September 15, 2004, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 7.75% Global Notes due 2014.

2.13

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

2.14

Amended and Restated Fifth Supplemental Indenture, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and the Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 6.125% Global Notes due 2016.

2.15

Amended and Restated First Supplemental Indenture, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 5.875% Global Notes due 2018.

2.16	Guaranty for the 9.750% Senior Notes due 2011, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.17	Guaranty for the 9.125% Global Notes due 2013, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.18	Guaranty for the 8.375% Global Notes due 2018, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.19

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

2.20

Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A.— Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.21

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

2.22

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

2.24

Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.22 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.25

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

2.26

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

2.28

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

2.30	Guaranty for the 7.75% Global Notes due 2014, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.31	Guaranty for the 6.125% Global Notes due 2016, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.32	Guaranty for the 5.875% Global Notes due 2018, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.33

Amended and Restated Second Supplemental Indenture, initially dated as of February 11,2009, as amended and restated as of July 9, 2009, between Petrobras International Finance Company (PifCo) and the Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 7.875% Global Notes due 2019

2.34

Amended and Restated Guaranty, initially dated as of February 11, 2009, as amended and restated as of July 9, 2009, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.

2.35

Third Supplemental Indenture, dated as of October 30, 2009, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 5.75% Global Notes due 2020.

2.36

Fourth Supplemental Indenture, dated as of October 30, 2009, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 6.875% Global Notes due 2040.

2.37	Guaranty for the 5.75% Global Notes due 2020, dated as of October 30, 2009, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.38	Guaranty for the 6.975% Global Notes due 2040, dated as of October 30, 2009, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.

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

8.1	List of subsidiaries.
12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	PifCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	PifCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent letter of KPMG.
15.2	Consent letter of KPMG.
15.3	Consent letter of DeGolyer and MacNaughton.
99.1	Third Party Reports of DeGolyer and MacNaughton.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on May 19, 2010.

Petróleo Brasileiro S.A.—PETROBRAS

By: /s/ José Sergio Gabrielli de Azevedo
Name: José Sergio Gabrielli de Azevedo
Title: Chief Executive Officer

By: /s/ Almir Guilherme Barbassa
Name: Almir Guilherme Barbassa
Title: Chief Financial Officer and Chief Investor
Relations Officer

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on May 19, 2010.

Petrobras International Finance Company—PifCo

By: /s/ Daniel Lima de Oliveira
Name: Daniel Lima de Oliveira
Title: Chairman and Chief Executive Officer

By: /s/ Sérvio Túlio da Rosa Tinoco
Name: Sérvio Túlio da Rosa Tinoco
Title: Chief Financial Officer

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

PETROBRAS INTERNATIONAL FINANCE COMPANY

Petróleo Brasileiro S.A. -
Petrobras and subsidiaries

Consolidated Financial Statements
December 31, 2009, 2008 and 2007
with Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying consolidated balance sheets of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. – Petrobras and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, Petróleo Brasileiro S.A. - Petrobras and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in COSO.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 24, 2010

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
Expressed in Millions of United States Dollars

	As of December 31,
	2009	2008
Assets

Current assets
Cash and cash equivalents (Note 4)	16,169	6,499
Marketable securities (Note 5)	72	124
Accounts receivable, net (Note 6)	8,115	6,613
Inventories (Note 7)	11,227	7,990
Deferred income taxes (Note 3)	660	500
Recoverable taxes (Note 8)	3,940	3,281
Advances to suppliers	1,026	626
Other current assets	1,435	1,125

	42,644	26,758

Property, plant and equipment, net (Note 9)	136,167	84,719

Investments in non-consolidated companies and other investments (Note 10)	4,350	3,198

Non-current assets
Accounts receivable, net (Note 6)	1,946	923
Advances to suppliers	3,267	2,471
Petroleum and alcohol account - receivable from Federal Government (Note 11)	469	346
Marketable securities (Note 5)	2,659	1,738
Restricted deposits for legal proceedings and guarantees (Note 19 (a))	1,158	798
Recoverable taxes (Note 8)	5,462	3,095
Goodwill (Note 18)	139	118
Prepaid expenses	618	513
Other assets	1,391	1,018

	17,109	11,020

Total assets	200,270	125,695

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2009 and 2008
Expressed in Millions of United States Dollars

	As of December 31,
	2009	2008
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	9,882	7,763
Current debt (Note 12)	8,553	5,888
Current portion of capital lease obligations (Note 15)	227	251
Income taxes payable	825	705
Taxes payable, other than income taxes	5,149	2,900
Payroll and related charges	2,118	1,398
Dividends and interest on capital payable (Note 17 (e))	1,340	3,652
Employees’ postretirement benefits obligation – Pension and Health Care (Note 16 (a))	694	492
Contingencies (Note 19 (a))	31	23
Other payables and accruals	2,146	1,684

	30,965	24,756

Long-term liabilities
Long-term debt (Note 12)	48,149	20,640
Capital lease obligations (Note 15)	203	344
Employees’ postretirement benefits obligation - Pension and Health Care (Note 16 (a))	10,963	5,787
Deferred income taxes (Note 3)	9,844	7,080
Provision for abandonment (Note 9 (a))	2,812	2,825
Contingencies (Note 19 (a))	469	356
Other liabilities	1,445	1,339

	73,885	38,371

Shareholders’ equity
Shares authorized and issued (Note 17 (a))
Preferred share – 2009 and 2008 – 3,700,729,396 shares	15,106	15,106
Common share – 2009 and 2008 -5,073,347,344 shares	21,088	21,088
Additional paid in capital	707	-
Capital reserve - fiscal incentive	296	221
Retained earnings
Appropriated	36,691	15,597
Unappropriated	15,062	25,889
Accumulated other comprehensive income
Cumulative translation adjustments	6,743	(15,846)
Postretirement benefit reserves adjustments net of tax ((US$848) and US$19 for December 31, 2009 and 2008, respectively) - Pension cost and Health Care cost (Note 16 (a))	(1,646)	37
Unrealized gains (losses) on available-for-sale securities, net of tax	24	(144)
Unrecognized loss on cash flow hedge, net of tax	(13)	(39)

Petrobras’ Shareholders’ equity	94,058	61,909

Noncontrolling interest	1,362	659

Total Equity	95,420	62,568

Total liabilities and shareholders’ equity	200,270	125,695

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2009	2008	2007

Sales of products and services	115,892	146,529	112,425
Less:
Value-added and other taxes on sales and services	(20,909)	(25,046)	(20,668)
Contribution of Intervention in the Economic Domain Charge – CIDE	(3,114)	(3,226)	(4,022)

Net operating revenues	91,869	118,257	87,735

Cost of Sales	(49,251)	(72,865)	(49,789)
Depreciation, depletion and amortization	(7,188)	(5,928)	(5,544)
Exploration, including exploratory dry holes	(1,702)	(1,775)	(1,423)
Impairment (Note 9 (b) and Note 18(a))	(319)	(519)	(271)
Selling, general and administrative expenses	(7,020)	(7,429)	(6,250)
Research and development expenses	(681)	(941)	(881)
Employee benefit expense for non-active participants	(719)	(841)	(990)
Other operating expenses	(3,120)	(2,665)	(2,136)

Total costs and expenses	(70,000)	(92,963)	(67,284)

Operating income	21,869	25,294	20,451

Equity in results of non-consolidated companies (Note 10)	157	(21)	235
Financial income (Note 13)	1,899	1,641	1,550
Financial expenses (Note 13)	(1,295)	(848)	(677)
Monetary and exchange variation (Note 13)	(175)	1,584	(1,455)
Other taxes	(333)	(433)	(662)
Other expenses, net (Note 18 (d))	(61)	(225)	(143)

	192	1,698	(1,152)

Income before income taxes	22,061	26,992	19,299

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Continued)
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2009	2008	2007

Income tax expense (Note 3)
Current	(4,378)	(6,904)	(4,826)
Deferred	(860)	(2,355)	(1,062)

	(5,238)	(9,259)	(5,888)

Net income for the year	16,823	17,733	13,411

Plus/(Less): Net income attributable to the noncontrolling interest	(1,319)	1,146	(273)

Net income for the year attributable to Petrobras	15,504	18,879	13,138

Net income applicable to each class of shares
Common	8,965	10,916	7,597
Preferred	6,539	7,963	5,541

Net income for the year attributable to Petrobras	15,504	18,879	13,138

Basic and diluted earnings per: (Note 17 (e))
Common and preferred share	1.77	2.15	1.50(*)
Common and preferred ADS	3.54	4.30	3.00(*)

Weighted average number of shares outstanding
Common	5,073,347,344	5,073,347,344	5,073,347,344(*)
Preferred	3,700,729,396	3,700,729,396	3,700,729,396(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17 (a)).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars

	Year ended December 31,
	2009	2008	2007

Cash flows from operating activities
Net income for the year	16,823	17,733	13,411

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	7,188	5,928	5,544
Dry hole costs	1,251	808	549
Equity in the results of non-consolidated companies	(157)	21	(235)
Foreign exchange (gain)/loss	(1,051)	2,211	641
Impairment	319	519	271
Deferred income taxes	860	2,355	1,062
Other	(9)	617	394

Working capital adjustments:
Decrease (increase) in accounts receivable, net	(777)	(1,098)	(245)
Decrease (increase) in inventories	(672)	(568)	(1,619)
Increase in trade accounts payable	206	2,246	1,709
Increase in taxes payable	1,086	(207)	460
Advances to suppliers	(428)	(1,684)	787
Recoverable taxes	(882)	(1,431)	(1,132)
Increase (decrease) in other working capital
adjustments	1,163	770	1,067

Net cash provided by operating activities	24,920	28,220	22,664

Cash flows from investing activities
Additions to property, plant and equipment	(35,134)	(29,874)	(20,978)
Acquisition of Suzano and Ipiranga	-	-	(1,551)
Marketable securities and other investments activities	14	408	(1,497)

Net cash used in investing activities	(35,120)	(29,466)	(24,026)

Cash flows from financing activities
Net borrowing under line-of-credit agreement	1,100	-	-
Short-term debt, net issuances and repayments	1,286	380	(6)
Proceeds from issuance and draw-down of long-term debt	26,616	9,570	2,980
Principal payments of long-term debt	(3,002)	(4,655)	(3,561)
Proceeds of project financings	729	5,479	1,568
Payments of project financings	(1,809)	(3,124)	(2,599)
Payment of capital lease obligations	(273)	(125)	(367)
Dividends and interest on shareholders’ equity paid to shareholders and minority interest	(7,712)	(4,747)	(4,003)

Net cash used in financing activities	16,935	2,778	(5,988)

Increase (Decrease) in cash and cash equivalents	6,735	1,532	(7,350)
Effect of exchange rate changes on cash and cash equivalents	2,935	(2,020)	1,649
Cash and cash equivalents at beginning of year	6,499	6,987	12,688

Cash and cash equivalents at end of year	16,169	6,499	6,987

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars

	Year ended December 31,
	2009	2008	2007
Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	3,059	2,304	1,639
Income taxes	4,929	6,271	4,430
Withholding income tax on financial investments	2,224	1,176	1,007

Non-cash investment and financing transactions during the year

Recognition of asset retirement obligation – ASC Topic 410-20	(423)	75	1,728
Acquisitition of property, plant and equipment on credit	70	-	-
Acquisition of fixed assets on contract with transfer of benefits, risks and control of assets	63	6	-

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2009	2008	2007
Preferred shares
Balance at January 1,	15,106	8,620	7,718
Capital increase from undistributed earnings reserve (Note 17 (a))	-	6,235	902
Capital increase from capital reserve (Note 17 (a))	-	251	-

Balance at December 31,	15,106	15,106	8,620

Common shares
Balance at January 1,	21,088	12,196	10,959
Capital increase from undistributed earnings reserve (Note 17 (a))	-	8,547	1,237
Capital increase from capital reserve (Note 17 (a))	-	345	-

Balance at December 31,			12,19
	21,088	21,088	6

Additional paid in capital

Balance at January 1,	-	-	-
Transfer from noncontrolling interest	707	-	-

Balance at December 31,	707	-	-

Capital reserve - fiscal incentive
Balance at January 1,	221	877	174
Capital increase	-	(596)	-
Transfer from unappropriated retained earnings	75	(60)	703

Balance at December 31,	296	221	877

Accumulated other comprehensive loss Cumulative translation adjustments
Balance at January 1,	(15,846)	4,155	(6,202)
Change in the year	22,589	(20,001)	10,357

Balance at December 31,	6,743	(15,846)	4,155

Postretirement benefit reserves adjustments net of tax - Pension cost and Health Care cost
Balance at January 1,	37	(2,472)	(3,039)
Other decreases (increases)	(2,550)	3,801	860
Tax effect on above	867	(1,292)	(293)

Balance at December 31,	(1,646)	37	(2,472)

Unrecognized gains (losses) on available-for-sale securities, net of tax
Balance at January 1,	(144)	331	446
Unrealized gains (losses)	255	(490)	(174)
Realized gains	-	(229)	-
Tax effect on above	(87)	244	59

Balance at December 31,	24	(144)	331

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December31,
	2009	2008	2007

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(39)	(9)	(2)
Unrealized losses	-	-	-
Tax effect on above	-	-	-
Change in the year	26	(30)	(7)

Balance at December 31,	(13)	(39)	(9)

Appropriated retained earnings
Legal reserve
Balance at January 1,	3,257	4,297	3,045
Transfer from unappropriated retained earnings, net of gain or loss on translation	2,162	(1,040)	1,252

Balance at December 31,	5,419	3,257	4,297

Undistributed earnings reserve
Balance at January 1,	12,123	30,280	20,074
Capital increase	-	(14,782)	(1,647)
Transfer from unappropriated retained earnings, net of gain or loss on translation	18,632	(3,375)	11,853

Balance at December 31,	30,755	12,123	30,280

Statutory reserve
Balance at January 1,	216	286	585
Capital increase	-	-	(492)
Transfer from unappropriated retained earnings, net of gain or loss on translation	301	(69)	193

Balance at December 31,	517	217	286

Total appropriated retained earnings	36,691	15,597	34,863

Unappropriated retained earnings
Balance at January 1,	25,889	6,618	10,541
Net income for the year attributable to Petrobras	15,504	18,879	13,138

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)
December 31, 2009, 2008 and 2007
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2009	2008	2007

Dividends and interest on shareholders’ equity (per share: 2009 – US$0.59 to common and preferred shares; 2008 - US$0.47 to common and preferred share; 2007 - US$0.35 (*) to common and preferred shares)	(5,161)	(4,152)	(3,060)
Appropriation to reserves of tax incentives	(75)	-	-
Appropriation to reserves	(21,095)	4,544	(14,001)

Balance at December 31,	15,062	25,889	6,618

Total Petrobras’ shareholders’ equity	94,058	61,909	65,179

Noncontrolling interest
Balance at January 1,	659	2,332	1,966
Net income for the period	1,319	(1,146)	273
Dividends and interest on shareholders’s equity paid	-	(358)	(143)
Transfer to additional paid in capital	(707)	-	-
Other increases (decreases)	91	(169)	236

Balance at December 31,	1,362	659	2,332

Total equity	95,420	62,568	67,511

Comprehensive income (loss) is comprised as follows:
Net income for the year	16,823	17,733	13,411
Cumulative translation adjustments	22,589	(20,001)	10,357
Postretirements benefit reserves adjustments net of tax - Pension cost and Health Care cost	(1,683)	2,509	567
Unrealized gains (losses) on available-for-sale securities	168	(475)	(115)
Unrecognized gains (losses) on cash flow hedge	26	(30)	(9)

Total comprehensive income	37,923	(264)	24,211

Less: Net comprehensive income attributable to noncontrolling interest	(1,410)	1,315	(509)
Comprehensive income attributable to Petrobras	36,513	1,051	23,702

(*)Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 17(a)).

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

Estimates adopted by management include: oil and gas reserves, pension and health care liabilities, depreciation, depletion and amortization, abandonment costs, fair value of financial instruments, contingencies and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

Certain prior years amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company’s net income.

Events subsequent to December 31, 2009 were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission. Refer to Note 2 (n) for discussion of Codification Topic 855, Subsequent Events.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

a)   Basis of financial statements preparation

The accompanying consolidated financial statements of Petróleo Brasileiro S.A. -Petrobras (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from Brazilian accounting practice as applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance Accounting Standard Codification – ASC Topic 830 – Foreign Currency Matters as applicable to entities operating in non-hyperinflationary economies. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the statements of income. While Petrobras has selected the U.S. Dollar as its reporting currency, the functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of Petrobras International Finance Company – PifCo and some subsidiaries and certain of the special purpose companies that operate in the international economic environment is the U.S. dollar, and the functional currency of Petrobras Argentina is the Argentine Peso.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$1.741 and R$2.337 to US$1.00 at December 31, 2009 and 2008, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain in the amount of US$22,589 in 2009 (net translation loss in 2008 - US$20,001 and net translation gain in 2007 - US$10,357) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

b)   Basis of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with Codification Topic 810-10-25 (“Variable Interest Entities”).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

b)   Basis of consolidation (Continued)

The following majority-owned subsidiaries and variable interest entities are consolidated:

Subsidiary companies	Activity
Petrobras Química S.A. - Petroquisa and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. - BR and subsidiaries	Distribution
Braspetro Oil Services Company - Brasoil and subsidiaries	International operations
Braspetro Oil Company - BOC and subsidiaries	International operations
Petrobras International Braspetro B.V. - PIBBV and subsidiaries	International operations
Petrobras Gás S.A. - Gaspetro and subsidiaries	Gas transportation
Petrobras International Finance Company - PifCo and subsidiaries	Financing
Petrobras Transporte S.A. - Transpetro and subsidiary	Transportation
Downstream Participações Ltda. and subsidiary	Refining and distribution
Petrobras Netherlands BV - PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. - PBEN	Energy
Petrobras Negócios Eletrônicos S.A. - E-Petro and subsidiary	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística - FII	Corporate
FAFEN Energia S.A. and subsidiary	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. - SFE	Energy
Termoaçu S.A.	Energy
Termobahia S.A.	Energy
Termoceará Ltda.	Energy
Termorio S.A.	Energy
Termomacaé Ltda.	Energy
Termomacaé Comercializadora de Energia Ltda.	Energy
Ibiritermo S.A.	Energy
Usina Termelétrica de Juiz de Fora S.A.	Energy
Petrobras Biocombustível S.A.	Energy
Marlim Participações S.A. and subsidiary	Exploration and Production
NovaMarlim Participações S.A. and subsidiary	Exploration and Production
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Exploration and Production
Comperj Participações S.A.	Petrochemical
Comperj Petroquímicos Básicos S.A.	Petrochemical
Comperj PET S.A.	Petrochemical
Comperj Estirênicos S.A.	Petrochemical
Comperj MEG S.A.	Petrochemical
Comperj Poliolefinas S.A.	Petrochemical
Refinaria Abreu e Lima S.A.	Refining
Cordoba Financial Services Gmbh – CFS and subsidiary	Corporate

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

b) Basis of consolidation (Continued)

Special purpose entities consolidated according to ASC TOPIC 810-10-25	Activity
Albacora Japão Petróleo Ltda.	Exploration and Production
Barracuda & Caratinga Leasing Company B.V.	Exploration and Production
Cayman Cabiunas Investments Co.	Exploration and Production
Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI	Refining
PDET Offshore S.A.	Exploration and Production
Companhia de Recuperação Secundária S.A.	Exploration and Production
Nova Transportadora do Nordeste S.A. – NTN	Transportation
Nova Transportadora do Sudeste S.A. - NTS	Transportation
Gasene Participações Ltda.	Transportation
Manaus Geração Termelétrica Participações Ltda.	Energy
Codajás Coari Participações Ltda.	Transportation
Charter Development LLC- CDC	Exploration and Production
Companhia Mexilhão do Brasil	Exploration and Production
Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras (1)	Corporate

(1) At December 31, 2009, the Company had amounts invested in the Petrobras Group’s Non-Standardized Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras - “FIDC-NP”). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, in the Petrobras System companies, and aims to optimize the Company’s cash management.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

c)   Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

d)   Marketable securities

Marketable securities have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended management’s strategies with respect to such securities. The Company classifies and accounts for marketable securities under ASC Topic 320 - Investments.

Trading securities are marked-to-market through current period earnings.

Available-for-sale securities are marked-to-market through other comprehensive income.

Held-to-maturity securities are recorded at amortized cost.

The interest and monetary restatement of the securities are recorded in the statement of income.

There were no material transfers between categories.

e)   Inventories

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

f)    Investments in non-consolidated companies

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

g)   Property, plant and equipment

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

g)   Property, plant and equipment (Continued)

• Development costs

Costs of development wells including wells, platforms, well equipment and attendant production facilities are capitalized.

• Production costs

Costs incurred with producing wells are recorded as inventories and are expensed when the products are sold.

• Abandonment costs

The Company makes its annual reviews and revision of its estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon. The changes in estimated asset retirement obligation are principally related to the commercial declaration of new fields, certain changes in cost estimates, and revisions to abandonment information provided for non-operated joint ventures, considering the useful economic life of the fields and the expected cash flows, to present value, at a rate of interest free of risks, adjusted by the Petrobras risk.

• Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves. Production platform under capital lease which is not tied to the respective wells, are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties is recorded using the unit-of-production method applied on a field by field basis as a ratio of proved developed reserves produced. The straight-line method is used for assets with a useful life shorter than the life of the field.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

g)   Property, plant and equipment (Continued)

• Depreciation, depletion and amortization (Continued)

Other plant and equipment are depreciated on a straight line basis over their estimated useful lives.

• Impairment

In accordance with Codification Topic 360-10, management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas producing activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flows model, if the sum of the expected undiscounted future cash flows is less than the book value.

The main assumptions of cash flows are: prices based on last strategic plan presented, production curves associated to existent projects comprising the Company’s portfolio, operating market costs and investments needed for projects conclusion.

• Maintenance and repairs

Maintenance and repairs, that do not embody significant improvements, are expensed as incurred, as well as planned major maintenances. Expenditures which appreciably extend the life, increase the capacity, or improve the efficiency of existing property are capitalized.

• Capitalized interest

Interest is capitalized in accordance with Codification Topic 835-20 -Capitalization of Interest Cost. Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives or unit-of-production method of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.   Summary of Significant Accounting Policies (Continued)

h)  Revenues, costs and expenses

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

i)    Income taxes

The Company accounts for income taxes in accordance with Codification Topic 740 -Accounting for Income, which requires an asset and liability approach to recording current and deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a “more likely than not” criterion.

In accordance with Codification Topic 740-10, the Company recognizes the effect of an income tax position only if that position is more likely that not of being sustained upon examination, based on technical merits of the position. A recognized income tax position is measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company records interests and penalties related to unrecognized tax benefits in “Other expenses”.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.   Summary of Significant Accounting Policies (Continued)

j)    Employees’ postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees, which is accounted and disclosured for by the Company in accordance with Codification Topic 715 – Compensation-Retirement Benefits.

In addition, the Company provides certain health care benefits for retired employees and their dependents. The cost of such benefits is recognized in accordance with Codification Topic 715 – Compensation-Retirement Benefits.

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

k)   Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares as if all of the net income for each year had been distributed in accordance with a predetermined formula described in Note 17(e).

l)    Accounting for derivatives and hedging activities

The Company applies Codification Topic 815 – Derivatives and Hedging, together with its amendments and interpretations, referred to collectively herein as “ASC 815”. These rules require that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. ASC 815 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.   Summary of Significant Accounting Policies (Continued)

l)    Accounting for derivatives and hedging activities (Continued)

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

The Company may also use hedging derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in the statements of income.

m)   Recently issued accounting pronouncements

•     Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-17 is effective for the Company in January 1, 2010, and is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

•     Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 is effective for the Company in January, 2010, and is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.    Summary of Significant Accounting Policies (Continued)

n)   Recently adopted accounting pronouncements

•     Codification

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009. Update 2009-01 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter are superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Codification is nonauthoritative. Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification. Petrobras adopted this Update effective July 1, 2009.

•     FASB Statement No. 141 (revised 2007), Business Combinations (“SFAS 141-R”)

In December 2007, the FASB issued SFAS 141-R, which was subsequently amended by FASB Staff Position (FSP) FAS 141 (R)-1 in April 2009. SFAS 141-R apllies prospectively to all business combinations ocurring on or after January, 2009. This Statement was codified into FASB ASC Topic 805, “Business combinations”. This statement requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. Topic 805 changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense. Topic 805 also includes a substantial number of new disclosures requirements. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.   Summary of Significant Accounting Policies (Continued)

n)    Recently adopted accounting pronouncements (Continued)

•     FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”)

In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement was codified into Topic 810, “Consolidation”. Topic 810 was implemented on January 1, 2009. As a result of the implementation, the Company reclassified on December 31, 2009, noncontrolling interest (minority interest) of US$1,362 as equity in the consolidated financial statements, and net income of US$1,319 attributable to the noncontrolling interest was included in consolidated net income on the face of the income statement.

•     FASB Statement No. 157, Fair Value Measurements (“SFAS 157”)

Effective January 1, 2009, the Company implemented SFAS No 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). This Statement was codified into Topic ASC 820 “Fair Value Measurement and Disclosures”. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic for nonfinancial assets and liabilities, other than additional disclosures that have been incorporated into Note 21 of these financial statements.

•     FASB Staff Position (FSP) No. 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“(FSP) No. 132(R)-1”)

In December 2008, the FASB issued (FSP) No. 132(R)-1, which amends SFAS 132(R) and was codified into FASB ASC Topic 715 Compensation—Retirement Benefits. This orientation provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets; and (d) Significant Concentrations of Risk. Effective December 31, 2009, the Company adopted this FSP. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic, other than additional disclosures that have been incorporated into Note 16 (b).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2.   Summary of Significant Accounting Policies (Continued)

n)   Recently adopted accounting pronouncements (Continued)

•     FASB Statement No. 165, Subsequent Events (“SFAS 165”)

Effective April 1, 2009, the Company adopted SFAS 165, “Subsequent Events.” This Statement was codified into FASB ASC Topic 855, “Subsequent Events”. Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Topic 855 did not change significantly the current practice previously provided in auditing literature, except for introducing the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This Statement is not expected to result in any significant changes in the subsequent events reported by the Company. Refer to Note 2 for the Topic 855 related disclosure for the year ended December 31, 2009.

•     Oil and gas reserves estimation and disclosure

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-03 in January 2010. The objective of the amendment included in this Update is to align the oil and gas reserve estimation and disclosure requirements of the Extractive Activities - Oil and Gas (Topic 932) with the requirements in the Securities and Exchange Commission final rule, Modernization of the Oil and Gas Reporting Requirements. The main provisions of the ASU No. 2010-03 include the following:

• Expanding the definition of oil and gas production activities to include nontraditional reserves, such as bitumen.

•   Amending the definition of proved oil and gas reserves to indicate that entities must use average of the first-day-of-the-month for the 12-month period, rather than year end price when estimating whether reserve quantities are economical to produce.

•   Requiring that disclosures about equity method investments be in the same level of detail as is required for consolidated investments.

•   Modifying the definition of geographic area for disclosure of reserve estimates and production.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

•   Permitting the use of new reliable technologies to establish reasonable certainty of proved reserves.

As required be the ASU No. 2010-03, the Company effectively adopted it in December 31, 2009. Adoption of these requirements did not significantly impact the Company’s reported reserves or our consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3.   Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2009, 2008 and 2007.

The Company’s taxable income is substantially generated in Brazil and therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Year ended December 31,
	2009	2008	2007
Income before income taxes and minority interest:
Brazil	20,770	28,080	19,431
International	1,291	(1,088)	(132)

	22,061	26,992	19,299

Tax expense at statutory rate- (34%)	(7,501)	(9,177)	(6,562)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(148)	(254)	(315)
Change in valuation allowance	(98)	(1,004)	(575)
Foreign income subject to different tax rates	556	25	(199)
Tax incentive (1)	167	219	712
Equity	114	(7)	82
Tax benefit on interest on shareholders’equity (see Note 17 (e))	1,331	995	998
Technological Innovations	134	162	81
Goodwill Impairment (see Note 18 (a))	-	(76)	-
Other	207	(142)	(110)

Income tax expense per consolidated statement of income	(5,238)	(9,259)	(5,888)

 (1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015. During the year ended December 31, 2009, Petrobras recognized a tax benefit in the amount of US$167 (US$219 on December 31, 2008 and US$712 on December 31, 2007) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3.    Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Year ended December 31,
	2009	2008	2007

Brazil:
Current	(3,987)	(6,583)	(4,473)
Deferred	(932)	(2,463)	(991)

	(4,919)	(9,046)	(5,464)

International:
Current	(391)	(321)	(353)
Deferred	72	108	(71)

	(319)	(213)	(424)

Income tax expense	(5,238)	(9,259)	(5,888)

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31,
	2009	2008

Current assets	669	505
Valuation allowance	(8)	(5)
Current liabilities	(15)	(8)

Net current deferred tax assets	646	492

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirements benefit reserves adjustments	879	116
Tax loss carryforwards	2,194	1,944
Other temporary differences	1,091	742
Valuation allowance	(1,691)	(1,609)

	2,473	1,193

Non-current liabilities
Capitalized exploration and development costs	(8,912)	(5,251)
Property, plant and equipment	(1,609)	(1,024)
Exchange variation	(995)	(1,226)
Other temporary differences, not significant individually	(526)	(649)

	(12,042)	(8,150)

Net non-current deferred tax liabilities	(9,569)	(6,957)

Non-current deferred tax assets	275	123
Non-current deferred tax liabilities	(9,844)	(7,080)

Net deferred tax liability	(8,923)	(6,465)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3.    Income Taxes (Continued)

The Company has domestic accumulated tax loss carryforwards amounting to US$1,434 as of December 31, 2009, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards can be carried forward indefinitely in Brazil. Management believes that for the tax benefits where valuation allowance is more likely than not that it will realize those tax benefits within ten years at the maximum.

The Company has foreign accumulated tax loss carryforwards amounting to US$5,070 as of December 31, 2009. Tax loss carryfowards exists in many international jurisdictions. Whereas some of these tax loss carryfowards do not have expiration date, others expire at various times from 2010 to 2029.

Valuation allowance has been established for certain credit loss carryfowards that reduce deferred tax to an amount that will, more likely than not, be realized. Annually management evaluates the realizability of its deferred tax assets taking into consideration, among other elements, the level of historical taxable income, the projected future taxable income, tax-planning strategies, expiration dates of the tax loss carryforwards, and scheduled reversal of the existing temporary differences. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the net change in the valuation allowance for the years ended December 31, 2009, 2008 and 2007:

	Year ended
	December 31,
	2009	2008	2007

Balance at January 1,	(1,614)	(667)	(453)
Additions	(185)	(1,071)	(587)
Reductions allocated to income tax expense	88	67	12
Reductions allocated to goodwill	-	-	168
Reductions due to expiration	-	-	209
Cumulative translation adjustments	12	57	(16)

Balance at December 31,
	(1,699)	(1,614)	(667)

Current valuation allowance	(8)	(5)	-
Long term valuation allowance	(1,691)	(1,609)	(667)

Valuation allowance additions of US$185 in 2009 and US$1,071 in 2008, primarily related to tax loss carryforwards from foreign operations and domestic thermoelectric power plants for which no tax benefit is expected to be realized in the foreseeable future.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3.    Income Taxes (Continued)

The reduction in valuation allowance in 2007 was primarily related to Petrobras Argentina, of which a tax benefit of US$168 was allocated to reduce goodwill for the deferred asset that was not previously recognized at the acquisition date. The majority of the remaining amount was related to the reduction in both gross deferred tax asset and related valuation allowance due to the expiration of the unutilized tax loss carryforwards in Petrobras Argentina. Subsequent recognition of tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2008, will be recorded in the consolidated statement of income.

The Company has not recognized a deferred tax liability of approximately US$122 for the undistributed earnings of its foreign operations that arose in 2009 and prior years as the Company considers these earnings to be indefinitely reinvested (US$199 in 2008). A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. As of December 31, 2009, the undistributed earnings of these subsidiaries were approximately US$813 (US$1,329 as of December 31, 2008).

The Company has no unrecognized tax benefits relating to uncertain tax positions and accrued penalties and interest as of January 1, 2007, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. In addition, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction and in many foreign jurisdictions. The Brazilian and Argentinean income tax returns remain subject to examination by the respective tax authorities for the years beginning in 2002.

4.    Cash and Cash Equivalents

	As of December 31,
	2009	2008

Cash	1,478	1,075
Investments - Brazilian reais (1)	10,780	2,813
Investments - U.S. dollars (2)	3,911	2,611

	16,169	6,499

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

5.     Marketable Securities

	As of December 31,
	2009	2008
Marketable securities classification:
Available-for-sale	2,551	1,608
Trading	-	57
Held-to-maturity	180	197

	2,731	1,862

Less: Current portion of marketable securities	(72)	(124)

Long-term portion of marketable securities	2,659	1,738

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of December 31, 2009, Petrobras had a balance of US$2,363 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with Codification Topic 320. On October 23, 2008, the B Series National Treasury Notes were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 16 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupon of 6% p.a., which is paid semi-annually. At December 31, 2009, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

6.   Accounts Receivable, Net

Accounts receivable, net consisted of the following:

		As of December 31,
		2009	2008

Trade		11,507	8,727
Less: Allowance for uncollectible accounts		(1,446)	(1,191)

		10,061	7,536
Less: Long-term accounts receivable, net		(1,946)	(923)

Current accounts receivable, net		8,115	6,613

	As of December 31,
	2009	2008	2007

Allowance for uncollectible accounts
Balance at January 1,	(1,191)	(1,290)	(1,120)
Additions	(130)	(84)	(215)
Write-offs	88	16	160
Cumulative translation adjustments	(213)	167	(115)

Balance at December 31,	(1,446)	(1,191)	(1,290)

Allowance on short-term receivables	(875)	(638)	(746)

Allowance on long-term receivables	(571)	(553)	(544)

At December 31, 2009 and 2008, long-term receivables include US$633 and US$624, respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary Brasoil for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to Brasoil.

The Company’s management has determined that these payments can be reimbursed, since they represent Brasoil’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$561 and US$553 as of December 31, 2009 and 2008, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

7.   Inventories

	As of December 31,
	2009	2008

Products:
Oil products	3,379	2,770
Fuel alcohol	377	256

	3,756	3,026

Raw materials, mainly crude oil	5,494	3,301
Materials and supplies	1,917	1,578
Others	75	134

	11,242	8,039

Current inventories	11,227	7,990

Long-term inventories	15	49

Inventories are stated at the lower of cost or market. Due to the recently declines in the oil international market prices, the Company recognized a loss of US$308 for the year ended December 31, 2009 (US$545 in 2008), which was classified as other operating expenses in the consolidated statement of income. The Company adopted the realizable value for inventory impairment purposes.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

8.   Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2009	2008

Local:
Domestic value-added tax (ICMS) (1)	2,816	1,924
PASEP/COFINS (2)	4,858	2,622
Income tax and social contribution	1,315	1,176
Foreign value-added tax (IVA)	42	113
Other recoverable taxes	371	541

	9,402	6,376

Less: Long-term recoverable taxes	(5,462)	(3,095)

Current recoverable taxes	3,940	3,281

(1) Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9.   Property, Plant and Equipment, Net

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2009			2008
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Buildings and improvements	7,093	(1,982)	5,111	4,060	(1,310)	2,750
Capitalized expenses	47,958	(21,633)	26,325	26,281	(12,682)	13,599
Equipment and other assets	60,592	(27,637)	32,955	45,742	(21,230)	24,512
Capital lease - platforms and vessels	813	(63)	750	2,752	(2,073)	679
Rights and concessions	3,172	(1,009)	2,163	2,439	(655)	1,784
Land	574	-	574	441	-	441
Materials	4,360	-	4,360	2,219	-	2,219
Expansion projects:
Construction and installations in progress:
Exploration and production	27,664	-	27,664	19,779	-	19,779
Refining, Transportation & Marketing	22,683	-	22,683	11,973	-	11,973
Gas & Power	11,010	-	11,010	4,908	-	4,908
Distribution	285	-	285	185	-	185
International	680	-	680	1,346	-	1,346
Corporate	1,607	-	1,607	544	-	544

	188,491	(52,324)	136,167	122,669	(37,950)	84,719

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9.   Property, Plant and Equipment, Net (Continued)

a)  Codification Topic 410 - Asset Retirement and Environmental Obligations

In accordance with Codification Topic 410-20, adopted by Petrobras since January 2003, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

Measurement of asset retirement obligations is based on currently enacted laws and regulations, existing technology and site-specific costs. There are no assets legally restricted to be used in the settlement of asset retirement obligations.

A summary of the annual changes in the abandonment provision is presented as follows:

Liabilities

Balance as of December 31, 2007	3,462

Accretion expenses	153
Liabilities incurred	687
Liabilities settled	(23)
Revision of provision	(640)
Cumulative translation adjustment	(814)

Balance as of December 31, 2008	2,825

Accretion expenses	164
Liabilities incurred	24
Liabilities settled	(4)
Revision of provision	(955)
Cumulative translation adjustment	758

Balance as of December 31, 2009	2,812

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9.   Property, Plant and Equipment, Net (Continued)

b)   Impairment

For the years ended December 31, 2009, 2008 and 2007, the Company recorded impairment charges of US$319, US$519 and US$271, respectively. During 2009, the impairment charge was primarily related to producing properties in Brazil and principal amounts were related to Petrobras’ Agua Grande field. In 2009 the petroleum and natural gas fields that presented losses already had high maturity levels and, consequently, produced insufficient petroleum and gas to cover production costs. This factor had a reducing effect on the economic analysis that led to the recording of a provision for loss through devaluation in some fields. During 2008, the impairment charge was primarily related to goodwill impairment of Petrobras’ indirect subsidiary in the United States Pasadena Refining System (US$223) and to producing properties in Brazil (US$171) and principal amounts were related to Petrobras’ Guajá field. During 2007, the impairment charge was primarily related to international investments (US$226): in Ecuador (US$174), due to the tax and legal changes implemented by the government of that country, previously mentioned (see Note 9(b)); in the United States (US$39); and in Angola (US$13).

10.  Investments in Non-Consolidated Companies and Other Investments

Petrobras conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and product transportation businesses.

		Investments
	Total ownership	2009	2008

Equity method	20% - 50% (1)	3,988	2,626
Investments at cost		362	572
Total		4,350	3,198

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

10.  Investments in Non-Consolidated Companies and Other Investments (Continued)

At December 31, 2009, the Company had investments interest of 31.9% and 25.33% with balance of US$658 and US$856 in Quattor Companhia Petroquímica and Braskem S.A., respectively, that were recorded according to equity method.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2009 and 2008 includes US$110 and US$80 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

a)   Investments in Venezuela

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

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as equity method investments. Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. Consequently a provision for loss on investments has been made in the amount of US$77 in 2009 (US$23 in 2008).

b)   Petrobras Biocombustível acquires 50% of a biodiesel plant in Paraná

In December 2009, Petrobras Biocombustível made investments in the amount of US$32 in the capital of the company BSBIOS Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A. and now holds 50% of the company’s shares. Of the total investment, US$26 was already paid in 2009 and the remaining US$6 will be paid when the start-up of operations of the company occurs, which is forecast for the second quarter of 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

11. Petroleum and Alcohol Account - Receivable from Federal Government

Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008

Opening balance	346	450
Financial income (Note 23)	4	7
Translation gain	119	(111)

Ending balance	469	346

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2.181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12.  Financing

The Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

The VIE’s associated with the project finance projects are consolidated based on ASC Topic 810-10-25 (“Variable Interest Entities”).

a)   Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	2009	2008
Import - oil and equipment	189	479
Working capital	4,070	2,126

	4,259	2,605

The weighted average annual interest rates on outstanding short-term borrowings were 2.53% and 4.72% at December 31, 2009 and 2008, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

b)   Long-term debt

• Composition

	As of December 31,
	2009	2008
Foreign currency:
Notes	11,593	5,574
Financial institutions	12,119	9,320
Sale of future receivables	334	401
Suppliers’ credits	6	81
Assets related to export program to be offset against sales of future receivables	(150)	(150)

	23,902	15,226
Local currency:
National Economic and Social Development Bank - BNDES (state-owned company, see Note 23)	16,332	3,676

Debentures:
BNDES (state-owned company, see Note 23)	3,762	542
Other banks	1,610	1,198
Export Credit Notes	3,663	1,689
Bank Credit Certificate	2,075	1,543
Other	1,099	49

	28,541	8,697

Total	52,443	23,923
Current portion of long-term debt	(4,294)	(3,283)

	48,149	20,640

As of December 31 2009 and December 31, 2008, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the SPEs that the Company consolidates according to Codification Topic 810-25 (“Recognition”), in the total amount of US$749. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of financings.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

b)   Long-term debt (Continued)

•  Composition of foreign currency denominated debt by currency

	As of December 31,
	2009	2008
Currencies:
United States dollars	23,007	14,206
Japanese Yen	654	244
Euro	53	69
Other	188	707

	23,902	15,226

•  Maturities of the principal of long-term debt

   The long-term portion at December 31, 2009 becomes due in the following years:

2011	7,040
2012	2,566
2013	2,992
2014	2,404
2015	2,215
2016 and thereafter	30,932

48,149

  Interest rates on long-term debt were as follows:

	As of December 31,
	2009	2008
Foreign currency
6% or less	15,105	11,354
Over 6% to 8%	6,913	2,447
Over 8% to 10%	1,743	1,040
Over 10% to 12%	33	140
Over 12% to 15%	108	245

	23,902	15,226
Local currency
6% or less	1,614	1,827
Over 6% to 8%	15,151	642
Over 8% to 10%	6,001	1,756
Over 10% to 12%	5,775	1,437
Over 12% to 15%	-	3,035

	28,541	8,697

	52,443	23,923

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

b)   Long-term debt (Continued)

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

As at December 31, 2009, the balance of export prepayments amounted to US$263 in non-current liabilities (US$348 as of December 31, 2008) and US$70 in current liabilities (US$75 as of December 31, 2008).

c)   Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by Alberto Pasqualini -REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures were issued in order to expand and modernize REFAP’s industrial facilities and to raise its oil processing capacity from 20,000 m³/day to 30,000 m³/day, in addition to increasing the portion of national oils being processed.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

c)    Debentures issue (Continued)

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278. On December 19, 2006 was made available the remaining amount of US$113. In May 2008, REFAP made a second issue with similar characteristics in the total amount of US$217. The balance at December 31, 2009, was US$415, where US$83 is in current liabilities.

d)   Issuance of long-term debt

The main long-term funding carried out in the period from January to December 2009 is shown in the following table:

d.1) Abroad

Company	Date	Amount US$ million	Maturity	Description

PifCo	Feb/2009	1,500	2019	Global notes with coupon of 7.875%.

PifCo	March to Sep/2009	1,100	Until 2012	Lines of credit with cost of Libor plus market spread.

PifCo	Jul/2009	1,250	2019	Global notes with coupon of 7.875%.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

d)   Issuance of long-term debt (Continued)

d.1) Abroad (Continued)

Company	Date	Amount US$ million	Maturity	Description

PifCo	Oct/2009	4,000	2020 and 2040	Global notes in the amount of US$2,500 and US$1,500, with coupon of 5.75% and 6.875%.

Petrobras	Dec/2009	3,000	2019	Financing obtained from the China Development Bank (CDB), with a cost of Libor plus spread of 2.8% p.a

		10,850

d.2) In Brazil

Company	Date	Amount (US$ million)	Maturity	Description

Petrobras	March to Nov/2009	1,792	Until 2017	Export credit notes with an interest rate of 110.0% to 114% of average rate of CDI.

Petrobras, Rnest and TAG	Jul/2009	12,518	2029	Financing obtained from the National Bank for Economic and Social Development (BNDES) indexed to the variation of the US dollar plus market interest rate.

		14,310

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

e)   Financing with official credit agencies

e.1) Abroad

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description

Petrobras	China Development Bank	10,000	3,000	7,000	Libor +2.8%

e.2) In Brazil

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description

Transpetro (*)	BNDES	4,479	162	4,317	Program for Modernization and Expansion of the FLEET (PROMEF) - TJLP+2.5%

Transportadora Urucu Manaus TUM	BNDES	1,430	1,398	32	Coari-Manaus gas pipeline - TJLP+1.96%

Transportadora GASENE	BNDES	1,272	1,217	55	Cacimbas-Catu gas pipeline (GASCAC) – TJLP+1.96%

(*)	Agreements for conditioned purchase and sale of 33 ships were entered into with 4 Brazilian shipyards in the amount of US$4,976, where 90% is financed by BNDES.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

f)   Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Goverment in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were signed, which had as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian Treasuary until the settlement of the obligations guaranteed by the Federal Government. This debt had an outstanding balance of US$253 and US$292 at December 31, 2009 and 2008, respectively.

In guarantee of the debentures issued, REFAP has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate - CDI. REFAP has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

At December 31, 2009 and 2008, Gaspetro had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of Gaspetro responsible for the operation of the pipeline.

In June 2008, PifCo issued a corporate guarantee to the International Finance Corporation – IFC in the amount of US$40 to back a loan contracted by affiliate company Quattor Petroquímica, which corresponds to its proportional equity interest, in connection with Petrobras strategy to consolidate petrochemical assets in southeastern Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in U.S. dollars, at a rate of 1% per annum over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event PifCo is required to make payments under the guarantee, PifCo will have the right to recover these payments from Quattor Petroquímica.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

f) Guarantees and covenants (Continued)

The Company’s debt agreements contain affirmative covenants regarding, among other things provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including, without limitation limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages. Petrobras’ management affirms that the Company is in compliance with the covenants within debt agreements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

13. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation, allocated to income for the years ended at December 31, 2009, 2008 and 2007 are shown as follows:

	Years ended December 31,
	2009	2008	2007
Financial expenses
Loans and financings	(1,913)	(1,320)	(1,258)
Project financings	(492)	(314)	(608)
Leasing	(30)	(41)	(79)
Losses on derivative instruments (Note 20)	(427)	(425)	(267)
Repurchased securities losses	(31)	(35)	(38)
Other	(511)	(163)	(130)

	(3,404)	(2,298)	(2,380)

Capitalized interest	2,109	1,450	1,703

	(1,295)	(848)	(677)

Financial income
Investments	712	533	824
Clients	123	129	231
Marketable Securities	392	183	110
Gains on derivative instruments (Note 20)	247	636	119
Other	425	160	266

	1,899	1,641	1,550

Monetary and exchange variation	(175)	1,584	(1,455)

	429	2,377	(582)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14. Project Financing - (Variable Interest Entities - “VIE’s”)

Petrobras carries out project financings jointly with Brazilian and international financial agents and with companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the Company operates.

The project financing is made feasible through Variable Interest Entities - “VIE’s”). The Company’s is the primary beneficiary of the VIE’s due to the finance lease arrangements. The VIE’s are the lessors and the Company is the lessee. At the conclusion of the leased term, the Company will have the option to purchase the leased assets or all the common stock from the VIE’s. All risks associated with the use and development of the leased assets relie on the Company. The Company’s payments funds the VIE’s thirty party debt and return on equity payments. The Company’s variable interest in these VIE’s, the financial lease arrangement, will absorb the majority of expected losses and receive a majority of the expected residual returns.

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

The VIE’s associated with the project financings projects are consolidated based on ASC TOPIC 810-10-25.

As of December 31, 2009, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Transportadora Gasene	55
REVAP	250
Codajás	387

692

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

The following summarizes the projects, their purposes, the guarantees and estimates investments of each project:

a)   Projects with assets in operation

VIE /
Estimated		Main
investment	Purpose	Guarantees	PP&E

Barracuda and Caratinga

To allow development of production in the fields of Barracuda and Caratinga in the Campos Basin. The VIE Barracuda and Caratinga Leasing Company B.V. (BCLC), is in charge of building all of the assets (wells, submarine equipment and production units) required by the project, and is also the owner of them.

		Guarantee provided by Brasoil to cover BCLC’s financial requirements.	US$1,700
US$3,100

PDET

The VIE PDET Offshore S.A. is the owner of the Project’s assets and its purpose is to improve the infrastructure for the transfer of the oil produced in the Campos Basin to the oil refineries in the Southeast Region and for export. These assets have been leased to Petrobras until 2019.

		All of the project’s assets will be pledged as collateral.	US$1,195
US$1,180

Malhas - (NTN/NTS)

Consortium formed between Transpetro, Transportadora Associada de Gás (TAG) former Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through building assets related to the transport of natural gas. TAG (a subsidiary fully owned by Gaspetro) provides assets that have been previously built. Transpetro contributes as operator of the gas pipelines.

		Prepayments based on transportation capacity to cover any eventual consortium cash shortages.	NTN: US$1,005

US$1,110			NTS: US$881

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

a)   Projects with assets in operation (Continued)

VIE /
Estimated		Main
investment	Purpose	Guarantees	PP&E

Cabiúnas

Project with the purpose of increasing the transport capacity for the Campos Basin gas production. Cayman Cabiunas Investment Co. Ltd. (CCIC), provides the assets to Petrobras under an international lease agreement.

		Pledge of 10.4 billion m3 of gas.	US$389

US$850

Gasene

Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines to transport natural gas with a total length of 1.4 thousand kilometers and a transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in Bahia state. The first segment of the Gasene project, the Cabiúnas-Vitória gas pipeline, is operating since November 10, 2008, while the second segment, the Cacimbas-Catu pipeline, is in the construction stage.

		Pledge of Credit	US$3,300
Rights.

Pledge of shares of
US$3,000		the VIE.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

a)   Projects with assets in operation (Continued)

VIE /
Estimated		Main
investment	Purpose	Guarantees	PP&E

Marlim Leste (P-53 Project - CDC)

 To develop the production in the Marlim Leste field, Petrobras will use a Stationery Production Unit (UEP), P-53, which will  be chartered from Charter Development LLC, a company incorporated in the state of Delaware, U.S.A.. The bare boat charter agreement, executed in November 2009, will be valid for a period of 15 years as from March 2010.

		All assets of the project will be given in guarantee.	US$1,759
US$1,800

Albacora	Consortium between Petrobras and Albacora Japão Petróleo Ltda. (AJPL), which furnishes to Petrobras oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.	US$52
US$170

Albacora/Petros	Consortium between Petrobras and Fundação Petros de Seguridade Social, which furnishes to Petrobras funds to finance oil production assets of the Albacora field in the Campos Basin.	Pledge of assets.
US$240

PCGC	Companhia de Recuperação Secundária (CRSec) supplies assets to be used by Petrobras in the fields Pargo, Carapeba, Garoupa, Cherne and others through a lease agreement with monthly payments.	Additional lease payment if revenue is not sufficient to cover payables to lenders.	US$47
US$134

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

b)   Project financing in progress

VIE /
Estimated		Main	PP&E
investment	Purpose	Guarantees

Amazônia

Development of a project in the Gas & Power area that includes the construction of a 385 km gas pipeline between Coari and Manaus, and a 285 km LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermoelectric plant, in Manaus, through Companhia de Geração Termoelétrica Manauara S.A.

		Pledge of Credit	US$2,623
(Codajás)		Rights.

US$2,100		Pledge of shares of
the VIE.

Mexilhão

Construction of a platform (PMXL-1) to produce natural gas at Mexilhão and Cedros’ fields, located in the Santos Basin, in São Paulo State, which shall be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build such platform. Once built, the PMXL-1 will be leased to Petrobras, holder of the exploration and production concession in the aforementioned fields.

		Pledge of Credit	US$1,022
Rights.

US$756		Pledge of shares of
the VIE.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

b)   Project financing in progress (Continued)

VIE /
Estimated		Main	PP&E
investment	Purpose	Guarantees

CDMPI

The objective of this project is to increase the Henrique Lage (Revap) refinery’s national heavy oil processing capacity, bringing the diesel it produces into line with the new Brazilian specifications and reducing pollution emission levels. To achieve this, the VIE, Cia. de Desenvolvimento e Modernização de Plantas Industriais - CDMPI was created, which will construct and lease to Petrobras a Delayed Coking plant, a Coke Naphtha Hydrotreatment unit and related units to be installed in this refinery. The Board of Directors has authorized an additional payment of funds of US$450, through issuing promissory notes, amounting to a total of US$ 750.

		Prepayments of leasing to cover any eventual cash shortages of CDMPI.	US$1,401
(Modernizati on of Revap)

US$1,650

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14. Project Financing - (Variable Interest Entities – “VIE’s”) (Continued)

c)   Finished project with the exercise of the purchase option

VIE /
Estimated		Main	PP&E
investment	Purpose	Guarantees

Marlim	Consortium with Companhia Petrolífera Marlim (CPM), which provides Petrobras with the submarine equipment for oil production in the Marlim field.	70% of the field production limited to 720 days.	US$382

US$1,500

CLEP	Companhia Locadora de Equipamentos Petrolíferos - CLEP, provides, for the use of Petrobras, assets related to oil production in the Campos Basin through a lease agreement for the period of 10 years.	Lease prepayments, in the event the revenue is not sufficient to meet obligations with financiers.	US$1,003

US$1,250

Nova Marlim

Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which provides submarine equipment for petroleum production and reimburses operating costs arising from operating and maintaining the field assets through an advance already made to Petrobras.

30% of the field production limited to 720 days.

US$834

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2009, assets under capital leases had a net book value of US$750 (US$679 at December 31, 2008).

The following is a schedule by year of the future minimum lease payments at December 31, 2009:

2010	214
2011	130
2012	42
2013	17
2014	17
2015	20
2016 and thereafter	46

Estimated future lease payments	486

Less amount representing interest at 6.2% to 12.0% annual	(56)

Present value of minimum lease payments	430

Less current portion of capital lease obligations	227

Long-term portion of capital lease obligations	203

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits

a)   Employees’ postretirement benefits balances

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of
	December 31, 2009			December 31, 2008
		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefit	Total	Benefits	Benefits	Total
Current liabilities
Defined-benefit plan	182	325	507	176	224	400
Variable Contribution plan	187	-	187	92	-	92
Employees’ postretirement projected benefits obligation	369	325	694	268	224	492

Long-term liabilities
Defined-benefit plan	4,419	6,544	10,963	1,786	4,001	5,787
Employees’ postretirement projected benefits obligation	4,788	6,869	11,657	2,054	4,225	6,279

Shareholders’ equity - Accumulated
other comprehensive income
Defined-benefit plan	2,282	121	2,403	253	(404)	(151)
Variable Contribution plan	91	-	91	95	-	95
Tax effect	(807)	(41)	(848)	(118)	137	19
Net balance recorded in
shareholders’ equity	1,566	80	1,646	230	(267)	(37)

b)   Pension plan - Fundação Petrobras de Seguridade Social - Petros

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)   Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

In order to fund its objectives, Petros receives monthly contributions from the sponsoring companies and retired participants. With the most recent regulatory adjustments of the Plano Petros, the plan now receives from the sponsoring companies, instead of the 12.93% until then practised on the payroll of the employees who are members of the plan, regular contributions in amounts equal to the amounts of the contributions of the employees and retired employees, in an equal way, amounts which represented, on average, 12% of the participating payroll.

Additionally, Petros is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2009 year, benefits paid totaled US$911 (US$932 in 2008).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures, are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirement benefit reserves adjustments net of tax - pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 10 years at December 31, 2009, in accordance with the procedure established by Codification Topic 715.

The relation between contributions by the sponsors and participants of the Petros Plan, considering only those attributable to the Company and subsidiaries in the 2009 and 2008 financial years was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2010 respective to the pension plan approximates US$342, with total pension benefit payments in 2010 expected to be US$1,477.

According to Constitutional Amendment No. 20 of 1998, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in Codification Topic 715), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)   Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

b.1) Defined benefits plan

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans, which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. At December 31, 2009, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$2,472, of which US$22 matures in 2010, which are recognized in these consolidated financial statements.

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan’s regulations, in relation to the benefits, and in the closing of existing litigations.

At December 31, 2009, Petrobras had long-term National Treasury Notes in the amount of US$2,363 (US$1,608 at December 31, 2008), acquired to balance liabilities with Petros, which will be held in the Company’s portfolio and used as a guarantee for the Financial Commitment Agreement.

b.2) Variable contribution plan

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) or mixed plan, called Petros Plan 2, for employees with no supplementary pension plan.

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In fiscal year 2009, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$128.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)   Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

b.2) Variable contribution plan (Continued)

Petrobras an the othes sponsors fully assumed the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or from the date of hiring, until August 29, 2007. The plan will continue to admit new subscribers after this date but no longer including any payment for the period relating to past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

b.3) Plan assets

Investment Policies and Strategies

The Corporation’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and diversification to reduce the risk of the portfolio. The plan asset portfolio should follow the policies established by the Central Bank of Brazil. The fixed income funds are largely invested in corporate and government debt securities. The target asset allocation for the period between 2010-2014 is (25%-80%) fixed income, (10%-50%) variable income, (1,5%- 8%) real estate, (0%-15%) loans to participants of the plan and (2,5% - 20%) other investments.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)   Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

b.3) Plan assets (Continued)

Fair Value Measurements at December 31, 2009 (US$ in millions)
	Total
	Fair				Allocation
Asset Category	Value	Level 1	Level 2	Level 3%

Cash	-	-	-	-	0%
Fixed Income	13,643	9,241	4,402	-	60%
Corporate bonds	4,398	-	4,398	-	19%
Government - Brazil	9,241	9,241	-	-	41%
Others	4	-	4	-	0%
Variable income	8,004	4,792	799	2,413	35%
Brazilian Equity Securities	4,792	4,792	-	-	21%
Equity funds	3,171	-	768	2,403	14%
Other Investiments	41	-	31	10	0%
Real estate	505	-	-	505	2%
Loans	639	-	639	-	3%

Total	22,791	14,033	5,840	2,918	100%

Cash and loans are valued at cost, which approximates fair value. Fair values of fixed income assets include government bonds and the fair value is based on observable quoted prices that are traded on active exchanges (Level 1).

Fair values of Brazilian equity securities categorized in Level 1 are primarily based on quoted market prices. The equity securities include investments in the company’s common stock and preferred shares in the amount of US$266 and US$411, respectively, at December 31, 2009.

Corporate debt securities are estimated using observable inputs of comparable market transactions. Other equity funds have their fair value estimated using the variation of quoted prices in active markets for identical assets adjusted for transaction costs of the funds and are treated as a Level 2.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

b)   Pension plan - Fundação Petrobras de Seguridade Social - Petros (Continued)

b.3) Plan assets (Continued)

The fair value of equity funds Level 3 are based on internal appraisal using the discounted cash flow. The effect of fair-value measurements using significant unobservable inputs on changes in Level 3 plan assets for the period is:

	Private	Other
(US$ millions)	equity funds	Investiments	Real estate	Total

Total at December 31,2008	1,448	9	353	1,810
Actual Return on Plan Assets:
Assets held at the reporting date-	167	-	58	225
Assets sold during the period	(6)	-	-	(6)
Purchases, Sales and Settlements	240	(2)	(31)	207
Gain on translation	554	3	125	682

Total at December 31, 2009	2,403	10	505	2,918

Petros provided certain financing for the continued development of the Albacora oil and gas field located in the Campos basin, that is classified as securities of other related parties (see Note 14).

The investment portfolio of the Petros Plan and Petros 2 at December 31, 2009 was composed of: 60% of fixed income, with expected profitability of 6.54% p.a.; 35% of variable income, with expected profitability of 7% p.a.; and 5% of other investments (transactions with members, real estate and infrastructure projects), with expected profitability of 8% p.a., which resulted in an average interest rate of 6.74% p.a.

c)   Petrobras International Braspetro B.V. - PIB BV

•     Petrobras Energía S.A.

Defined contribution plan

Supplementary Pension Plan for Personnel

In 2005, Petrobras Energía S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees, in accordance with the contribution specified for each salary level.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

c)   Petrobras International Braspetro B.V. - PIB BV (Continued)

•      Petrobras Energía S.A. (Continued)

The cost of the plan is recognized in accordance with the contributions that the company makes, which at December 31, 2009 was equivalent to US$3 (US$3 at December 31, 2008).

Defined benefit plan

“Termination Indemnity” Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the company, according to a decreasing scale, according to the number of the years the plan has existed.

Compensating Fund

This benefit is available to all Pesa employees who have joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated in complement to the benefits awarded under these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, Pesa may use these funds simply by notifying the trustee of this fact.

•     Nansei Sekiyu S.A.

Defined benefit pension plan

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefits plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by the Sumitomo Trust & Banking.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

d)   Other defined contribution plans

The subsidiaries Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees.

e)   Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

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

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed upon adoption of Codification Topic 715. The annual rate was assumed to decrease to 4.5% from 2007 to 2036.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One	One
	percentage	percentage
	point-increase	point-decrease

Effect on total of services and interest cost component	141	(114)
Effect on postretirement benefit obligation	977	(804)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f)   Funded status of the plans

The funded status of the plans at December 31, 2009 and 2008, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	2009			2008
	Pension Plans		Health Care Benefits (2)	Pension Plans		Health Care Benefits (2)
	Defined- Benefits (1)	Variable Contribution		Defined- Benefits (1)	Variable Contribution

Change in benefit obligation:
Benefit obligation at beginning of year	16,041	128	4,225	23,381	143	6,898
Service cost	165	53	75	235	49	108
Interest cost	2,371	19	630	2,257	21	668
Plan change	-	-	-	-	-	-
Actuarial loss (gain)	3,403	42	575	(3,783)	(45)	(1,812)
Benefits paid	(909)	(2)	(236)	(931)	(1)	(241)
Variable contribution new pension plan	-	-	-	-	-	-
Other	(20)	1	-	83	1	-
Gain on translation	6,225	61	1,600	(5,201)	(40)	(1,396)

Benefit obligation at end of year	27,276	302	6,869	16,041	128	4,225

Change in plan assets:
Fair value of plan assets at beginning of year	14,079	36	-	18,473	9	-
Actual return on plan assets	3,703	14	-	(194)	-	-
Company’s contributions	327	23	236	267	19	241
Employees’ contributions	179	23	-	188	19	-
Benefits paid	(909)	(2)	(236)	(930)	(1)	(241)
Other	(5)	-	-	768	-	-
Gain on translation	5,300	21	-	(4,493)	(10)	-

Fair value of plan assets at end of year	22,674	116	-	14,079	36	-

Funded status	(4,602)	(186)	(6,869)	(1,962)	(92)	(4,225)

Amounts recognized in the balance sheet consist of:
Current liabilities	(183)	(186)	(325)	(176)	(92)	(224)
Long-term liabilities	(4,419)	-	(6,544)	(1,786)	-	(4,001)

	(4,602)	(186)	(6,869)	(1,962	(92)	(4,225)

Unrecognized net actuarial loss	2,200	29	101	(1,368)	(21)	(1,423)
Unrecognized prior service cost	82	62	20	1,621	116	1,019

Accumulated other comprehensive income	2,282	91	121	253	95	(404)

Net amount recognized	(2,320)	(95)	(6,748)	(1,709)	3	(4,629)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f)   Funded status of the plans (Continued)

(1) Includes Petros (Petrobras group companies), Petrobras Argentina and PELSA pension benefits obligations.

(2) Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

Net periodic benefit cost includes the following components:

	2009			2008
	Pension Plans		Health Care Benefits (2)	Pension Plans		Health Care Benefits (2)
	Defined- Benefits (1)	Variable Contribution		Defined- Benefits (1)	Variable Contribution

Service cost-benefits earned during the year	165	53	75	235	49	108
Interest cost on projected benefit obligation	2,371	19	630	2,257	21	668
Expected return on plan assets	(1,995)	(8)	-	(1,848)	(18)	-
Amortization actuarial loss	-	-	-	2	-	45
Amortization prior service cost	59	9	2	44	6	2
Gain on translation	53	6	104	(95)	(7)	(165)
	653	79	811	595	51	658

Employees’ contributions	(179)	(23)	-	(188)	(19)	-

Net periodic benefit cost	474	56	811	407	32	658

(1) Includes Petros (Petrobras group companies), Petrobras Argentina and PELSA pension benefits obligations.

(2) Includes AMS (Petrobras group companies) and Liquigás health care benefits obligations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f)    Funded status of the plans (Continued)

Changes in amounts recorded in accumulated other comprehensive income:

	2009			2008
	Pension Plans		Health Care Benefits	Pension Plans		Health Care Benefits
	Defined- Benefits	Variable Contribution		Defined- Benefits	Variable Contribution

Accumulated other comprehensive income at beginning of year	253	95	(404)	2,177	162	1,406
Net actuarial loss/(gain)	1,800	(82)	575	(1,719)	(28)	(1,812)
Amortization of actuarial (loss)/gain	-	-	-	(2)	-	(45)
Net prior service cost	-	-	-	-	1	-
Amortization of net prior service cost	(51)	(8)	2	(44)	(6)	(2)
Gain/(loss) on translation	280	86	(52)	(159)	(34)	49
Accumulated other comprehensive income at end of year	2,282	91	121	253	95	(404)

Components of Net Periodic Benefit Cost for next year:

Amounts included in accumulated other comprehensive income at December 31, 2009, that are expected to be amortized into net periodic postretirement cost during 2010 are provided below:

	Pension Plans		Health Care Benefits
	Defined	Variable
	Benefits	Contribution
Unrecognized net actuarial loss (gain)	1	-	2
Unrecognized prior service cost	59	9	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f)    Funded status of the plans (Continued)

The main assumptions adopted in 2009 and 2008 for the actuarial calculation are summarized as follows:

	2009		2008
	Pension Benefits	Health Care Benefits	Pension Benefits	Health Care Benefits

Discount rates	Inflation: 4.5% to 4% p.a. + 6.57% p.a.	Inflation: 4.5% to 4% p.a. + 6.57% p.a	Inflation: 5% to 4% p.a. + 7.7% p.a.	Inflation: 5% to 4% p.a. + 7.7% p.a.
Rates of increase in compensation levels	Inflation: 4.5% to 4% p.a. + 2.295% p.a.	Inflation: 4.5% to 4% p.a. + 2.295% p.a	Inflation: 5% to 4% p.a. + 2.24% p.a.	Inflation: 5% to 4% p.a. + 2.24% p.a
Expected long-term rate of return on assets	Inflation: 4.5% p.a. + 6.74% p.a.	Not applicable	Inflation: 5% p.a. + 7.02% p.a.	Not applicable
Mortality table	AT 2000*	AT 2000*	AT 2000*	AT 2000*

(*) Segregated by sex (male and female).

Petrobras has aggregated information for all defined benefit pension plans. The domestic benefit plans of Petrobras, BR Distribuidora, Petroquisa, and REFAP contain similar assumptions and the benefit obligation related to Petrobras Argentina, the international plan, is not significant to the total obligation and thus has also been aggregated. All Petrobras group pension plans have accumulated benefit obligation in excess of plan assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Employees’ Postretirement Benefits and Other Benefits (Continued)

f)   Funded status of the plans (Continued)

According to the requirements of Codification Topic 715, and subsequent interpretations, the discount rate should be based on current prices for settling the pension obligation. Applying the precepts of Codification Topic 715, in historically inflationary environments such as Brazil creates certain issues as the ability for a company to settle a pension obligation at a future point in time may not exist as long-term financial instruments of suitable grade may not exist locally as they do in the United States.

Although the Brazilian market has been demonstrating signs of stabilization under the present economic model, as reflected in market interest rates, it is not yet prudent to conclude that market interest rates will be stable.

g)   Cash contributions and benefit payments

In 2009, the Company contributed US$350 to its pension plans. In 2010, the Company expects contributions to be approximately US$342. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension Plans		Health Care Benefits
	Defined	Variable
	Benefits	Contribution

2010	1,474	3	325
2011	1,616	6	358
2012	1,776	8	396
2013	1,947	12	436
2014	2,121	15	482
Subsequent five years	13,823	144	3,176

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Shareholders’ Equity

a)   Capital

The Company’s subscribed and fully paid-in capital at December 31, 2009 and 2008, consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split discussed below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

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

The Management of Petrobras is proposing to the Special General Shareholders’ Meeting to be held jointly with the Annual General Shareholders’ Meeting on April 22, 2010, a capital increase in the Company from US$36,194 (R$78,967 million) to US$40,225 (R$85,986 million), through capitalization of a capital reserve in the amount of US$296 (R$515 million), of part of a profit reserve recorded in prior years in the amount of US$3,727 (R$6,490 million), of which US$516 (R$899 million) is from a statutory reserve, US$320 (R$557 million) from a tax incentive reserve and US$2,891 (R$5,034 million) from a profit retention reserve, and, in addition, US$8 (R$14 million) from part of a tax incentive reserve formed in 2009, without issuing new shares, in accordance with article 169, paragraph 1, of Law 6,404/76.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Shareholders’ Equity (Continued)

a)   Capital (Continued)

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$20,816 (R$52,644 million) to US$36,194 (R$78,967 million), through the capitalization of part of retained earnings recorded during previous years amounting to US$14,782 (R$25,302 million) and part of the capital reserves, amounting to US$596 (R$1,020 million), consisting of US$99 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$497 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law Nº 6404/76.

b)   Capital reserves

•     AFRMM

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company’s transport fleet.

•     Fiscal incentive reserve

This reserve consists of investments in tax incentives, arising from allocations of part of the Company’s income tax. It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to December 31, 2009, this incentive amounted to US$167 (US$219 on December 31, 2008), which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations and has been accounted for under the flow through method.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

c)   Appropriated retained earnings

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Shareholders’ Equity (Continued)

c)    Appropriated retained earnings (Continued)

•     Undistributed earnings reserve

This reserve is established in accordance with Article 196 of Law No. 6,404/76 to fund the Company’s annual investment program. The destination of net income for the year ended December 31, 2007, includes retention of profits of US$7,954 with a US$7,951 amount, arising from net income for the year, and the US$3 retaining earnings remaining balance. This proposal was intended cover to partially meet the annual investment program established in the 2008 capital budget, ad referendum of the General Shareholders’ Meeting held on April 4, 2008.

The destination of net income for the year ended December 31, 2008, includes retention of profits of US$10,790 with a US$10,175 amount, arising from net income for the year, and the US$615 retaining earnings remaining balance. This proposal was intended cover to partially meet the annual investment program established in the 2009 capital budget, ad referendum of the General Shareholders’ Meeting held on April 8, 2009.

The destination of net income for the year ended December 31, 2009, includes retention of profits of US$10,667 with a US$10,661 amount, arising from net income for the year, and the US$6 retaining earnings remaining balance. This proposal is intended cover to partially meet the annual investment program established in the 2010 capital budget, ad referendum of the General Shareholders’ Meeting to be held on April 22, 2010.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Shareholders’ Equity (Continued)

d)   Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2009	2008	2007

Net income for the year attributable to Petrobras	15,504	18,879	13,138

Less priority preferred share dividends	(1,159)	(749)	(813)
Less common shares dividends, up to the priority preferred shares dividends on a per- share basis	(1,589)	(1,027)	(1,115)

Remaining net income to be equally allocated to common and preferred shares	12,756	17,103	11,210

Weighted average number of shares outstanding
Common/ADS	5,073,347,344	5,073,347,344	5,073,347,344(*)
Preferred/ADS	3,700,729,396	3,700,729,396	3,700,729,396(*)

Basic and diluted earnings per share
Common and preferred	1.77	2.15	1.50(*)

Basic and diluted earnings per ADS	3.54	4.30	3.00(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008.

e)   Dividends and interest on shareholders’ equity

In accordance with the Company’s by-laws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996, amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. The Company paid US$1,535 in dividends during the year ended December 31, 2009 (2008 - US$158, 2007 - US$778). No withholding tax is payable on distributions of dividends made since January 1, 1996.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Shareholders’ Equity (Continued)

e)   Dividends and interest on shareholders’ equity (Continued)

The Company provides either for its minimum dividends or for the total interest on shareholders’equity where the tax benefit has been recognized as of December 31.

Brazilian corporations are permitted to attribute interest on shareholders’ equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the “TJLP”) as determined by the Brazilian Central Bank. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus revenue reserves. Interest on shareholders’ equity, is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The Company paid US$6,177 in interest on shareholders’ equity during the year ended December 31, 2009 (2008 - US$4,589, 2007 - US$3,225).

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s by-laws, and generated an income tax and social contribution credits of US$1,331 (US$995 in 2008, and US$998 in 2007) (see Note 3).

The proposal for 2009 dividends that is being submitted by the Petrobras Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on March 31, 2010, in the amount of US$4,565, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on capital, already approved by the Board of Directors, as established in article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00, as follows:

  On June 24, 2009, in the amount of US$1,347 (R$2,632 million), which was made available to shareholders on November 30, 2009, based on the share position of July 3, 2009.

   On September 21, 2009, in the amount of US$964 (R$1,755 million), which was made available to shareholders on December 21, 2009, based on the share position of September 30, 2009.

   On December 17, 2009, in the amount of US$1,002 (R$1,755 million), which was made available to shareholders on December 29, 2009, based on the share position of December 18, 2009.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Shareholders’ Equity (Continued)

e)  Dividends and interest on shareholders’ equity (Continued)

  On February 26, 2010, the final portion of interest on shareholders’ equity, to be made available based on the shareholding position as of April 22, 2010, the date of the Annual General Shareholders’ Meeting, which will decide on the subject, in the amount of US$601 (R$1,053 million), together with the dividends of US$651 (R$1,140 million).

The portions of interest on shareholders’ equity distributed in advance in 2009 will be discounted from the dividends proposed for this year, corrected by the benchmark (SELIC) rate from the date of its payment until December 31, 2009.

Interest on shareholders’ equity is subject to the levy of 15% (fifteen percent) income tax, except for shareholders that are declared immune or exempt.

The dividends and the final portion of the interest on shareholders’ equity will be paid on a date to be established by the Ordinary General Meeting of Shareholders. These amounts will be monetarily restated from December 31, 2009, to the initial date of payment, according to the variation in the SELIC rate.

On April 08, 2009, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2008, in the amount of US$4,242, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on shareholders’ equity, already approved by the Board of Directors, in the amount of US$3,004. Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders. The dividends were monetarily restated in accordance with the SELIC rate variation as from December 31, 2008 to the initial date of payment.

Dividends and interest on shareholders’ equity were distributed as follows:

   On April 29, 2009, amounting to US$1,527 (R$3,334 million), which was made available to shareholders based on the shareholding position of December 26, 2008, monetarily restated in accordance with the SELIC rate variation as from December 31, 2008;

   On June 24, 2009, amounting to US$1,690 (R$3,334 million), which was made available to shareholders based on the shareholding position of December 26, 2008, monetarily restated in accordance with the SELIC rate variation as from December 31, 2008;

  The remaining balance of dividends relating to the financial year of 2008, was made available to shareholders on August 14, 2009.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Shareholders’ Equity (Continued)

e) Dividends and interest on shareholders’ equity (Continued)

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

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2009, the Company had appropriated all such retained earnings.

In addition, at December 31, 2009, the undistributed reserve in appropriated retained earnings, amounting to US$30,755, may be used for dividend distribution purposes, if so approved by the shareholders, however, the Company’s stated intent is to use such reserve to fund working capital and capital expenditures.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Domestic and International Acquisitions

a) Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. In accordance with Codification Topic 350 -Goodwill and Other Intangible Assets (“ASC 350”), the Corporation’s goodwill is not amortized, but is tested for impairment at a reporting unit level, which is an operating segment or one level below an operating segment. The Company conducts its annual goodwill impairment review in the fourth quarter of each year and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

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

During the fourth quarter of 2008, the Company recorded a goodwill impairment of US$223 in Petrobras’ indirect subsidiary in United States, Pasadena Refining System, that encompasses a refinery and a trading company. The primarily factors for the goodwill impairment were: (a) a decline in the price of crude oil and oil products (b) a gross margin decrease of refined products in the wholesale market, and (c) a decrease in the demand for refined products.

Change in the balance of goodwill for the years ended December 31, 2009 and 2008:

Balance as of December 31, 2007	313

Goodwill from PIB BV	50
Goodwill impairment of Pasadena Refining System	(223)
Cumulative translation adjustment	(22)

Balance as of December 31, 2008	118

Cumulative translation adjustment	21

Balance as of December 31, 2009	139

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Domestic and International Acquisitions (Continued)

b) Acquisition of distribution interests in Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V. e Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$400, net of the cash and cash equivalents of the purchased companies. Due to immateriality, proforma information has not been presented.

On December 1, 2009 Petrobras acquired Chevron Chile S.A.C, which produces and sells lubricants of the Texaco brand in Chile, for approximately US$14.

c) Sale option of the Pasadena refinery by Astra

In a decision handed down on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, which was in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA was confirmed as valid with respect to PAI and subsidiaries of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), and in the correlated trading company. PRSI owns the Pasadena Refinery, with an operating office in Texas. The operating, management and financial responsibilities have already been transferred to PAI, since September 17, 2008, based on preliminary decision of October 24, 2008.

According to the decision on April 10, 2009, the amount to be paid by PAI for the remaining shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$466. The payment would be made in three installments, the first in the amount of US$296 (originally due on April 27, 2009, according to the decision) and the following two payments in the amount US$85 each, with due dates fixed by the arbitrators for September 2009 and September 2010. The disputing parties presented requests for clarification to the arbitration panel on certain points of the decision, but on June 3, 2009 the arbitration panel had already confirmed “in totum” the original decision without presenting any further explanations. The arbitration decision also determined, in addition to the amount attributed to the purchase of that shares, reimbursement to ASTRA by PAI of the amount of US$156, consisting of a guarantee related to the loan taken out by the Trading Company from BNP Paribas, since the line of credit for this Company from the aforementioned bank had been closed.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Domestic and International Acquisitions (Continued)

c) Sale option of the Pasadena refinery by Astra (Continued)

The amounts corresponding to the purchase of the shares and the reimbursement of the payment of the guarantee to ASTRA by BNP have been recognized in the accounting by the Company since the arbitration decision in April 2009. At December 31, 2009, these amounts corresponded to US$488 and US$177, respectively, already considering the interest due up to this date.

In March 2009 a loss was recognized in the amount of US$147, corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel.

In April 2009, the Company recorded a charge of US$289 as Additional Paid in Capital due to the acquisition of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), which relates to the difference between the fair value of the shares acquired and the noncontrolling interest carrying amount at the closing date.

Until now the parties have not reached an agreement with respect to the finalization of various pending items existing between them, some of them the object of double collection on the part of ASTRA, for signing the overall term of agreement that will put an end to the litigation and permit the payments that are the object of the arbitration decision.

On March 10, 2010, the Federal Court of Houston, Texas, USA confirmed the arbitration award handed down on April 10, 2009, rejecting a request by PAI for extinguishment of the process without resolution of merit, through incompetence of the judge, and of partial annulment and modification of the arbitration ward. It ratified, notwithstanding, the decision that PAI acquired 100% of the shareholding of Astra Oil Trading NV in PRSI. PAI is going to appeal the part of the decision that confirmed the competence of the Federal Court in question and other aspects of the decision.

Judicial proceedings in which requests are made for reciprocal indemnifications made by the parties also continue in progress. Additionally, PRSI and the Trading Company are seeking recovery of certain accounting and fiscal books and records of these companies incorrectly withheld by ASTRA and two legal firms.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Domestic and International Acquisitions (Continued)

d) Purchase options for specific purpose companies

In 2009 Petrobras exercised its purchase option for the SPEs listed below, as forecast in the option agreement for the purchase of shares executed between Petrobras and the former shareholders of the SPEs.

Date of the option	Project	Corporate name of the SPE	% of shares	Value of the option	Additional Paid in Capital

April 30, 2009	Marlim	Marlim Participações S.A.	100%	US$0.402	-
December 11, 2009	CLEP	Companhia Locadora de Equipamentos Petrolíferos	100%	US$52	US$983
December 30, 2009	NovaMarlim	NovaMarlim Participações S.A.	43.43%	US$0.345	US$13

The consummation of the transfer of the remaining shares of NovaMarlim Participações S.A., 56.57% of the capital, depends on the conclusion of the formal procedures with the bookkeeping agency

As the Company’s previous variable interest in these VIEs were being accounted for in accordance with ASC Topic 810-10-25 (“Variable Interest Entities”), the 2009 share acquisition had no material impact on Petrobras’ consolidated accounting records.

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

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2017, which collectively obligate it to purchase a minimum of approximately 172,188 barrels of crude oil and oil products per day at market prices.

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$2,355 (US$2,513 in 2008). Out of this total, US$2,042 (US$1,154 in 2008) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$333 through December 31, 2009 (US$522 in 2008).

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed. The pipeline achieved an average throughput of 22.0 million cubic meters per day during 2009.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$81 at December 31, 2009, referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

The commitments for purchases of gas up to the end of the agreement represent annual average volumes of 24 million cubic meters per day.

In the fourth quarter of 2009 Petrobras and YPFB signed a contractual addendum which regulates the payment of additional amounts to YPFB referring to the quantity of liquids (heavy hydrocarbons) present in the natural gas imported by Petrobras from YPFB through a Gas Supply Agreement (GSA). The addendum establishes additional amounts between US$100 and US$180 per year, applied to the volumes of gas delivered as from May 2007. With respect to 2007, the obligation for additional payment by Petrobras was recorded as a provision and was settled in February 2010. The payment of the amounts referring to subsequent years will only be due after compliance with a condition precedent established in the addendum, which will demand additional negotiations with YPFB.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

a)   Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2009 and 2008, the respective amounts accrued by type of claims are as follows:

	As of December 31,
	2009	2008
Labor claims	71	50
Tax claims	94	81
Civil claims	272	220
Commercials claims and other contingencies	63	28

Total	500	379

Current contingencies	(31)	(23)

Long-term contingencies	469	356

As of December 31, 2009 and 2008, in accordance with Brazilian law, the Company had paid US$1,158 and US$798 respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

a)   Litigation (Continued)

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

Index to Financial

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

a) Litigation (Continued)

Plaintiff: Porto Seguro Imóveis Ltda. (Continued)

In performance of the decision published on June 05, 2006, the Company is now awaiting assignment of the agenda to re-examine the matter relating to the blocking of Petrobras’ Special Appeal.

Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

The Special Appeal offered by Porto Seguro, which sought to bar the processing of the Special Appeal by Petrobras was heard and dismissed in December 2009.

The publication of this decision and judgment of the aforementioned Special Appeal through which Petrobras seeks to totally reverse the sentence is being awaited.

If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be US$9,204. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at US$6,075, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$460 to Porto Seguro and US$1,841 to Lobo & Ibeas by means of attorney’s fees. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

a) Litigation (Continued)

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

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of US$633. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in that the decision had already been specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ. Special appeals were lodged by Petrobras against this decision, wich in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit annul the court decision of the First Civil Chamber of the Superior Court of Rio de Janeiro.

Publication of the court decision is being awaited in order to evaluate whether new appeals will be lodged by FEPERJ, or whether they process will be returned to the Superior Court of Rio de Janeiro for a new hearing.

In accordance with the Company’s expert assistant calculation, the recorded amount of US$24 represents the award that will be set by the court at the end of the process. Based on its legal counsels’ advice, the Company has assessed risk of loss to be probable.

Plaintiff: Distribution Companies

In the period from 2000 to 2001, Petrobras was sued in court by certain small oil distribution companies under the allegation that it did not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

a)   Litigation (Continued)

Plaintiff: Distribution Companies (Continued)

Of the total amount related to these legal actions of approximately US$312, up to December 31, 2009, some US$46 (US$34 in 2008) had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

The Company, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that were previously withdrawn from its accounts.

The current position of our legal advisers is that there is no expectation of future disbursements for the Company under these proceedings.

Plaintiff: IBAMA (Brazilian Institute for the Environment and Renewable Resources)

Failure to comply with the Settlement and Commitment Agreement (TAC) clause relating to Campos Basin of August 11, 2004 by continuing drilling without prior consent. The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2009, is US$88. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

b)   Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$66 from the amounts disbursed by the Company is recorded as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 331 assessments amounting to US$209 at December 31, 2009. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

c)   Tax assessments

Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Income Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1999 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

Petrobras has defended itself against these tax assessments. Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009 is US$2,522. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Rio de Janeiro state finance authorities - II and IPI Tax related to the LSinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with II (Import Tax) and IPI (Federal VAT) related to the Sinking of P-36 Platform. Trial court ruling against Petrobras. An appeal was lodged, which is pending judgment. Petrobras filed for a writ of mandamus and obtained an injunction that barred tax collection until the investigations determining the reasons causing the sinking of the platform have been concluded. The Federal Government / National Finance Office have filed an appeal which is pending judgment. With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and obtained an injuction suspending the collection of the tax. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$149 of II and US$67 of IPI. Based on its legal counsels’ advice, the Company has assessed risk of loss to be remote.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

c) Tax assessments (Continued)

Plaintiff: Rio de Janeiro state finance authorities - ICMS Tax related to the Sinking of P-36 Platform

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with ICMS (Domestic value-added tax) related to the Sinking of P-36 Platform. Lower court decision favorable to Petrobras. Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the Company was considered invalid. Petrobras invoked motions to reverse or annul the court decision which are waiting a hearing. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$494. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

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

On August 15, 2006, Termorio filed in the inspector’s department of the Federal Revenue Department of Rio de Janeiro a refutation against this tax deficiency notice, considering that the tax classifications that were made were based on a technical report of a renowned institute. In a session on October 11, 2007, the First Panel of Judgment dismissed the tax assessment, prevailing over a judge who voted for partial granting. The inspector’s department of the Federal Revenue Department lodged an appeal with the Taxpayers’ Council, which has not yet been heard. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$408. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

c) Tax assessments (Continued)

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain - CIDE

The Federal Revenue service filed a Tax Assessment against the Company due to non-payment in the period of March 2002 to October 2003 of the Contribution of Intervention in the Economic Domain - CIDE, the per-transaction tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal, which is awaiting a hearing. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2009 is US$660. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the imports of natural gas from Bolívia from the ICMS taxation. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. The maximum exposure for Petrobras, including monetary restatement, as December 31, 2009 is US$423. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service

The Federal Revenue Service filed a Tax Assessment against the Company related to IRRF -Withholding Income Tax on remittances to pay for oil imports. The lower court considered the assessment to be groundless. There was an appeal by the Federal Revenue Department to the Tax Payers’ Council that was approved. Petrobras filed a spontaneous appeal which is awating a hearing. The maximum exposure including monetary restatement for Petrobras as at December 31, 2009 is US$497. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

c)   Tax assessments (Continued)

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on naphtha import operations resold to Braskem. The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2009, is US$1,100. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge- CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on propane and butane import operations.

Concluded at the administrative level. It is awaiting the start of the tax foreclosure by the Federal Revenue Department. The Company obtained early legal relief suspending the demandability of the credit through the deposit for appeal, made through Guarantee Insurance. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2009, is US$109. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

c)   Tax assessments (Continued)

Plaintiff: Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (National Petroleum, Natural Gas and Biofuels Agency, or ANP) - Special Participation in the Marlim Field – Campos Basin

On July 18, 2007, Petrobras was notified of a new ANP board resolution requiring payment of additional government participation charges retroactively to 1998. This resolution, which annulled an earlier board resolution, determined that Petrobras should make an additional payment in the amount of US$230 for special government participation charges from the Marlim field.

In 2007, Petrobras filed suit to challenge the new method used by the ANP to calculate the special participation tax. The lower court decided in favor of the ANP, and this decision was upheld by a regional federal court on September 30, 2009. Petrobras subsequently appealed this decision to higher courts in Brasilia.

On October 23, 2009, Petrobras, the ANP and the State of Rio de Janeiro reached an agreement to resolve the dispute out of court. The amount owed to the ANP for retroactive special participation from the Marlim field was fixed at US$1,034 as of October 23, 2009, payable in eight consecutive monthly installments and adjusted by the benchmark SELIC rate, which as fully provided in the fourth quarter of 2009. Petrobras has made three payments of the installments, and the remaining balance as of December 31, 2009 was US$759.

This settlement definitively resolves any and all legal and administrative actions relating to this matter.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

c)   Tax assessments (Continued)

Plaintiff: Federal Revenue Department of Rio de Janeiro - Income Tax Withheld at Source and Tax on Financial Operations related to CLEP

On July 16, 2009, Companhia Locadora de Equipamentos Petrolíferos (CLEP), received an assessment notice questioning the rate of Income Tax Withheld at Source and Tax on Financial Operations (IOF), applicable to the issuing of securities abroad. Possibility of applying the Brazil - Japan Treaty (Dec. 61.889/67). On August 14, 2008, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro. On September 3, 2009 the process was remitted to the Control and Hearing Service - DRJ. The maximum updated exposure for Petrobras as at December 31, 2009 is US$187.

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the LNG transfer operations in the ambit of the centralizing establishment from the ICMS taxation. Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$101. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória

Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03. The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion (at the administrative level), only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and is defending itself, considering it paid the service tax (ISS) correctly, in the terms of Complementary Law 116/2003. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$651. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

c)   Tax assessments (Continued)

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid. The State Finance Department of Rio de Janeiro drafted notices of tax assessment as it understands that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011. The Company presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$326. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with termination of collection of ICMS and a fine for importing and non-compliance with an accessory obligation Temporary admission – Drilling rig - Admission in Sao Paulo - Customs clearance in Rio de Janeiro. (ICMS agreement 58/99). The lower court considered the assessment to have grounds. A spontaneous appeal was lodged on December 23, 2009, which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$1,294. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Finance and Planning Department of the Federal District

Federal District finance authorities filed a Tax Assessment against the Company in connection with payment of ICMS due to omission on exit (Inventories). The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2009 is US$102. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

d)   Environmental matters

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

PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$5,303 from 2000 to December 31, 2009 under this program. During the years ended December 31, 2009 and 2008 the Company made expenditures of approximately US$300 and US$355, respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$73 related to AMAR and US$2,795 to The Federal and State of Paraná Prosecutors.

Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

d)   Environmental matters (Continued)

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$76. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of US$56 (R$100 million) in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment. The maximum exposure including monetary restatement for Petrobras as of December 31, 2009, is US$143. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

e)   Processes for small amounts

The Company is involved in a number of legal and administrative proceedings with expectations of possible losses, whose total reaches US$302, broken down as follows: US$74 for civil actions, US$145 for labor actions and US$83 for tax actions.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Commitments and Contingencies (Continued)

f)   Minimum operating lease payments

The Company is committed to make the following long-term minimum payments related to operating leases as of December 31, 2009:

2011	7,336
2012	6,204
2013	5,161
2014	3,894
2015	2,511
2016 and thereafter	4,069

Minimum operating lease payment commitments	29,175

The Company incurred US$3,939, US$2,983 and US$2,683, in rental expense on operating leases at December 31, 2009, 2008 and 2007, respectively.

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

a)   Commodity price risk management

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

The decision to enter into hedging or non-hedging derivatives is reviewed periodically and recommended, or not, to the Risk Management Committee. If entering into derivative is indicated, in scenarios with a significant probability of adverse events, and such decision is approved by the Board of Directors, the derivative transactions should be carried out with the aim of protecting the Company’s solvency, liquidity and execution of the corporate investment plan, considering an integrated analysis of all the Company’s risk exposures.

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

As a result of the Company currently price risk management, the derivatives are contracted as short term operations, to mitigate the price risk of specific forecasted transactions. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a)   Commodity price risk management (Continued)

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur.

The main parameters used in risk management for variations of Petrobras’ oil and oil products prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The hedges settled during the period from January to December 2009 corresponded to approximately 17% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange (ICE), BP North America Chicago, Morgan Stanley and TOTAL.

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of December 31, 2009, the Company had the following outstanding commodity derivative contracts that were entered into:

Commodity Contracts Maturity 2009	Notional amount in thousands of bbl* As of December 31, 2009

Futures and Forwards contracts	9,585
Options contracts	1,150

* A negative notional value represents a sale position.

At December 31, 2009, the portfolio for commercial operations carried out abroad, as well as the derivatives for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$26.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)   Foreign currency risk management

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

Petrobras Distribuidora (wholly owned subsidiary) entered into an over the counter contract, not designated as hedge accounting, for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted contemporaneously with the definition of the cost of the products exported, is to lock the trading margins agreed with the foreign clients. Internal policy limits the volume of derivative contracts to the volume of products exported.

The volume of hedge executed for the exports occurring between January and December 2009 represented 66.0% of the total exported by Petrobras Distribuidora. The settlements of the operations that matured between January 1 and December 31, 2009 generated a positive result for the Company of US$19.

The over the counter contract is reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gains or losses in earnings, using market to market accounting, in the period of change.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)   Foreign currency risk management (Continued)

As of December 31, 2009, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Notional
Foreign Currency	Amount
Maturing in 2009	US$ million

Sell USD / Pay BRL	76

At December 31, 2009, the forward derivative contract presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$1.

At December 31, 2009, REFAP did not have any outstanding foreign currency swap transactions.

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

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of December 31, 2009, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps Maturing in 2016%		Notional Amount (Million)

Fixed to fixed
Average Pay Rate (USD)	5.69	US$298
Average Receive Rate (JPY)	2.15	JPY$35,000

At December 31, 2009, the cross currency swap presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$19.

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Council. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)   Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2009.

In millions of dollars	Asset Derivatives		Liability Derivatives
As of December 31,	2009		2009
	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	65		-

Total		65		-

Derivatives not designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	1	Other payables and accruals	-
Commodity contracts	Other current assets	35	Other payables and accruals	(51)

Total		36		(51)

Total Derivatives		101		(51)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2008.

In millions of dollars	Asset Derivatives		Liability Derivatives
As of December 31,	2008		2008
	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	47		-
				-
Total		47

Derivatives not designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	-	Other payable and accruals	2
Commodity contracts	Other current assets	69	Other payables and accruals	7

Total		69		9

Total Derivatives		116		9

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)   Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2009.

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Inefective Portion and Amount Excluded from Effectiveness Testing)
	December 31, 2009		December 31, 2009	December 31, 2009

Foreign exchange contracts	9	Financial Expenses	18	-

	9		18	-

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2008.

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Inefective Portion and Amount Excluded from Effectiveness Testing)
	December 31, 2008		December 31, 2008	December 31, 2008

Foreign exchange contracts	(20)	Financial Expenses	(10)	-

	(20)		(10)	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Tabular presentation of the location and amounts of derivative fair values (Continued)

Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
		December 31, 2009

Foreign Exchange Contracts	Financial income/expenses net	(32)

Commodity contracts	Financial income/expenses net	(150)

Total		(182)

Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
		December 31, 2008

Foreign Exchange Contracts	Financial income/expenses net	(32)

Commodity contracts	Financial income/expenses net	243

Total		211

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Financial Instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.

a)  Concentrations of credit risk

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

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2009 and December 31, 2008, the Company’s trade receivables were primarily maintained with large distributors.

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

The Company’s debt including project financing obligations, resulting from Codification TOPIC 810 consolidation amounted to US$48,149, at December 31, 2009, and US$20,640 at December 31, 2008, and had estimated fair values of US$48,804 and US$20,032, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Financial Instruments (Continued)

b)   Fair value (Continued)

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2009, was:

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Marketable securities	2,551	-	-	2,551
Foreign exchange derivatives (Note 20)	-	66	-	66
Commodity derivatives (Note 20)	36	-	-	36
Total assets	2,587	66	-	2,653
Liabilities
Commodity derivatives (Note 20)	(51)	-	-	(51)
Total liabilities	(51)	-	-	(51)

The fair value hierarchy for the Company’s non financial assets and liabilities accounted for at fair value on a non-recurring basis at December 31, 2009, was:

	As of December 31, 2009

	Level 1	Level 2	Level 3	Total

Assets
Long-lived assets held and used	-	-	135	135
Equity method investments	-	-	133	133

In accordance with the provisions of ASC Topic 360, long-lived assets held and used with a carrying amount of US$446 were written down to their fair value of US$135, resulting in an impairment charge of US$311, before taxes, which was included in earnings for the period.

Fair value of long lived assets is estimated based on the present value of future cash flows, resulting from the company’s best estimates. Inputs used to estimate fair value were: prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments needed for carrying out the projects.

Equity method investments in Venezuela, associated with our E&P segment, were determined to have a fair value below carrying amount on the impairment was considered to be other than temporary. As a result, those investments with a book value of US$210 were written down to a fair value of US$133 resulting in a charge of US$77 before-tax, which is included in earnings for the period (See note 10(a)).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information

The following segment information has been prepared in accordance with Codification Topic 280 - Disclosure about Segments of an Enterprise and Related information (“ASC 280”). The Company operates under the following segments, which are described as follows:

•     Exploration and Production - This segment includes the Company’s exploration, production development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying refineries in Brazil as well as selling surplus Brazilian production in domestic and foreign markets and limited oil trading activities and transfers of natural gas to the Company’s Gas & Power segment.

•     Refining, Transportation & Marketing (1) - This segment includes the Company’s refining, logistic, transportation, exportation and the purchase of crude oil, as well as the purchase and commercialization activities for oil, oil products and fuel alcohol. Additionally, this segment includes petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and the Company’s two domestic fertilizer plants.

•     Distribution - This segment represents the oil product and fuel alcohol distribution activities conducted by the Company’s majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

•     Gas & Power (1) - This segment currently encompasses the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes the Company’s participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

•     International - This segment represents the Company’s international Exploration and Production, Refining, Transportation & Marketing, Distribution and Gas & Power activities conducted in 21 countries outside Brazil.

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

(1) The segments “Refining, Transportation and Marketing” and “Gas and Power” were previously reported as “Supply” and “Gas and Energy”, respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing(1)	Gas & Power(1)	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	3,636	14,890	2,891	2,737	3,270	19,948	(4,728)	42,644
Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,890	2,891	2,737	3,270	3,779	(4,728)	26,475

Investments in non-consolidated companies and other investments	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment, net	70,098	31,917	19,787	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,027	1,422	1,484	294	8,467	(162)	17,109

Total assets	77,596	50,469	24,861	14,914	6,127	31,198	(4,895)	200,270

(1) The segments “Refining, Transportation and Marketing” and “Gas and Power” were previously reported as “Supply” and “Gas and Energy”, respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

	As of December 31, 2009
	International
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Current assets	1,004	1,400	231	292	198	(388)	2,737

Investments in non-consolidated companies and other investments	833	37	160	38	250	-	1,318

Property, plant and equipment, net	7,961	1,105	271	249	132	(343)	9,375

Non-current assets	1,581	271	107	71	1,278	(1,824)	1,484

Total assets	11,379	2,813	769	650	1,858	(2,555)	14,914

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

	As of December 31, 2008
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259
Investments in non-consolidated
companies and other
investments	171	1,168	474	1,142	166	77	-	3,198
Property, plant and equipment,
net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719
Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020
Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

	As of December 31, 2008
	International
	Exploration and Production	Refining Transportation & Marketing	Gas and Power	Distribution	Corporate	Eliminations	Total

Current assets	817	1,275	243	141	238	(387)	2,327

Investments in non-consolidated companies and other investments	857	35	264	-	(14)	-	1,142

Property, plant and equipment, net	7,892	1,218	232	162	109	(272)	9,341

Non-current assets	708	64	68	51	1,472	(1,734)	629

Total assets	10,274	2,592	807	354	1,805	(2,393)	13,439

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	476	49,078	4,775	8,469	29,071	-	-	91,869
Inter-segment net operating revenues	38,301	25,543	877	1,728	601	-	(67,050)	-

Net operating revenues	38,777	74,621	5,652	10,197	29,672	-	(67,050)	91,869

Cost of sales	(16,329)	(60,752)	(3,860)	(7,437)	(27,030)	-	66,157	(49,251)

Depreciation, depletion and amortization	(4,344)	(1,213)	(398)	(870)	(176)	(187)	-	(7,188)
Exploration, including exploratory dry holes	(1,199)	-	-	(503)	-	-	-	(1,702)
Impairment	(319)	-	-	-	-	-	-	(319)
Selling, general and administrative expenses	(322)	(2,383)	(402)	(731)	(1,490)	(1,894)	202	(7,020)
Research and development expenses	(254)	(164)	(31)	(2)	(5)	(225)	-	(681)
Employee benefit expense	-	-	-	-	-	(719)	-	(719)
Other operating expenses	(1,293)	(502)	(404)	(146)	-	(792)	17	(3,120)

Costs and expenses	(24,060)	(65,014)	(5,095)	(9,689)	(28,701)	(3,817)	66,376	(70,000)

Operating income (loss)	14,717	9,607	557	508	971	(3,817)	(674)	21,869

Equity in results of non-consolidated companies	(4)	53	122	(16)	-	2	-	157
Financial income (expenses), net	-	-	-	-	-	429	-	429
Other taxes	(57)	(46)	(13)	(77)	(13)	(126)	(1)	(333)
Other expenses, net	(68)	205	(9)	(183)	2	(8)	-	(61)

Income (loss) before income taxes	14,588	9,819	657	232	960	(3,520)	(675)	22,061

Income tax benefits (expense)	(4,961)	(3,321)	(182)	(319)	(326)	3,642	229	(5,238)

Net income (loss) for the year	9,627	6,498	475	(87)	634	122	(446)	16,823

Less: Net income (loss) attributable to the noncontrolling interest	56	(42)	(28)	(67)	-	(1,238)	-	(1,319)

Net income (loss) attributable to Petrobras	9,683	6,456	447	(154)	634	(1,116)	(446)	15,504

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

	Year ended December 31, 2009
	International
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	824	4,484	390	2,740	11	20	8,469
Inter-segment net operating revenues	2,119	1,454	51	44	5	(1,945)	1,728

Net operating revenues	2,943	5,938	441	2,784	16	(1,925)	10,197

Cost of sales	(899)	(5,588)	(334)	(2,546)	(3)	1,933	(7,437)

Depreciation, depletion and amortization	(721)	(86)	(15)	(26)	(22)	-	(870)
Exploration, including exploratory dry holes	(508)	-	-	-	-	5	(503)
Selling, general and administrative expenses	(143)	(151)	(14)	(195)	(228)	-	(731)
Research and development expenses	-	-		-	(2)	-	(2)
Other operating expenses	(7)	(177)	6	14	10	8	(146)

Costs and expenses	(2,278)	(6,002)	(357)	(2,753)	(245)	1,946	(9,689)

Operating income (loss)	665	(64)	84	31	(229)	21	508

Equity in results of non-consolidated companies	(24)	11	3	9	(15)	-	(16)
Other taxes	(17)	(3)	(1)	(1)	(55)	-	(77)
Other expenses, net	(30)	(157)	-	2	2	-	(183)

Income (loss) before income taxes	594	(213)	86	41	(297)	21	232

Income tax benefits (expense)	(190)	80	(1)	(9)	(199)	-	(319)

Net income (loss) for the year	404	(133)	85	32	(496)	21	(87)

Less: Net income (loss) attributable to the noncontrolling interest	(7)	9	(1)	-	(68)	-	(67)

Net income (loss) attributable to Petrobras	397	(124)	84	32	(564)	21	(154)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

	Year ended December 31, 2008
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	973	69,318	7,627	10,024	30,315	-	-	118,257
Inter-segment net operating revenues	58,051	26,884	1,175	916	577	-	(87,603)	-

Net operating revenues	59,024	96,202	8,802	10,940	30,892	-	(87,603)	118,257
Cost of sales	(21,130)	(94,641)	(7,642)	(8,735)	(28,317)	-	87,600	(72,865)
Depreciation, depletion and amortization	(3,544)	(1,109)	(367)	(564)	(165)	(179)	-	(5,928)
Exploration, including exploratory dry holes	(1,303)	-	-	(472)	-	-	-	(1,775)
Impairment	(171)	-	-	(348)	-	-	-	(519)
Selling, general and administrative expenses	(419)	(2,486)	(483)	(788)	(1,425)	(1,972)	144	(7,429)
Research and development expenses	(494)	(151)	(40)	(3)	(8)	(245)	-	(941)
Employee benefit expense	-	-	-	-	-	(841)	-	(841)
Other operating expenses	(117)	(319)	(612)	(473)	(90)	(1,054)	-	(2,665)

Costs and expenses	(27,178)	(98,706)	(9,144)	(11,383)	(30,005)	(4,291)	87,744	(92,963)
Operating income (loss)	31,846	(2,504)	(342)	(443)	887	(4,291)	141	25,294
Equity in results of non-consolidated companies	-	(245)	103	71	49	1	-	(21)
Financial income (expenses), net	-	-	-	-	-	2,377	-	2,377
Other taxes	(37)	(64)	(53)	(126)	(11)	(142)	-	(433)
Other expenses, net	(152)	(143)	(212)	(107)	320	69	-	(225)
Income (loss) before income taxes	31,657	(2,956)	(504)	(605)	1,245	(1,986)	141	26,992
Income tax benefits (expense)	(10,764)	922	205	(213)	(406)	1,045	(48)	(9,259)
Net income (loss) for the year	20,893	(2,034)	(299)	(818)	839	(941)	93	17,733

Less: Net income (loss) attributable to the noncontrolling interest	138	38	76	10	-	884	-	1,146
Net income (loss) attributable to Petrobras	21,031	(1,996)	(223)	(808)	839	(57)	93	18,879

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

	Year ended December 31, 2008
	International
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,383	5,611	424	2,604	2	-	10,024
Inter-segment net operating revenues	1,458	1,702	49	72	-	(2,365)	916
Net operating revenues	2,841	7,313	473	2,676	2	(2,365)	10,940
Cost of sales	(901)	(7,341)	(350)	(2,512)	(4)	2,373	(8,735)
Depreciation, depletion and amortization	(419)	(83)	(15)	(22)	(25)	-	(564)
Exploration, including exploratory dry holes	(472)	-	-	-	-	-	(472)
Impairment	(123)	(223)	-	(2)	-	-	(348)
Selling, general and administrative expenses	(197)	(162)	(25)	(132)	(272)	-	(788)
Research and development expenses	-	-	-	-	(3)	-	(3)
Other operating expenses	(170)	(280)	24	5	(52)	-	(473)

Costs and expenses	(2,282)	(8,089)	(366)	(2,663)	(356)	2,373	(11,383)
Operating income (loss)	559	(776)	107	13	(354)	8	(443)

Equity in results of non-consolidated companies	41	(1)	9	-	22	-	71
Other taxes	(18)	(1)	(1)	(2)	(104)	-	(126)
Other expenses, net	(87)	(2)	1	-	(19)	-	(107)

Income (loss) before income taxes	495	(780)	116	11	(455)	8	(605)

Income tax benefits (expense)	(267)	(30)	(2)	(1)	87	-	(213)

Net income (loss) for the year	228	(810)	114	10	(368)	8	(818)

Less: Net income (loss) attributable to the noncontrolling interest	(132)	161	(32)	2	11	-	10

Net income (loss) attributable to Petrobras	96	(649)	82	12	(357)	8	(808)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2007
	Exploration and Production	Refining Transportation & Marketing	Gas & Power	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	2,455	50,531	3,673	8,132	22,944	-	-	87,735
Inter-segment net operating revenues	39,536	19,018	1,239	969	376	-	(61,138)	-
Net operating revenues	41,991	69,549	4,912	9,101	23,320	-	(61,138)	87,735
Cost of sales	(15,147)	(61,881)	(4,514)	(7,042)	(21,124)	-	59,919	(49,789)
Depreciation, depletion and amortization	(3,335)	(1,077)	(259)	(567)	(155)	(151)	-	(5,544)
Exploration, including exploratory dry holes	(648)	-	-	(775)	-	-	-	(1,423)
Impairment	(26)	(19)	-	(226)	-	-	-	(271)
Selling, general and administrative expenses	(305)	(1,999)	(597)	(692)	(1,198)	(1,577)	118	(6,250)
Research and development expenses	(447)	(171)	(94)	(2)	(6)	(161)	-	(881)
Employee benefit expense	-	-	-	-	-	(990)	-	(990)
Other operating expenses	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)
Costs and expenses	(20,153)	(65,366)	(5,899)	(9,412)	(22,537)	(3,964)	60,047	(67,284)

Operating income (loss)	21,838	4,183	(987)	(311)	783	(3,964)	(1,091)	20,451

Equity in results of non-consolidated companies	-	71	104	64	-	(4)	-	235
Financial income (expenses), net	-	-	-	-	-	(582)	-	(582)
Other taxes	(43)	(75)	(36)	(72)	(90)	(346)	-	(662)
Other expenses, net	(196)	(8)	(28)	82	(17)	24	-	(143)

Income (loss) before income taxes and minority interest	21,599	4,171	(947)	(237)	676	(4,872)	(1,091)	19,299

Income tax benefits (expense)	(7,343)	(1,394)	357	(424)	(230)	2,775	371	(5,888)

Net income (loss) for the year	14.256	2.777	(590)	(661)	446	(2.097)	(720)	13.411

Less: Net income (loss) attributable to the noncontrolling interest	(184)	8	(244)	(154)	-	301	-	(273)

Net income (loss) attributable to Petrobras	14,072	2,785	(834)	(815)	446	(1,796)	(720)	13,138

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

	Year ended December 31, 2007
	International
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,136	4,480	480	2,015	14	7	8,132
Inter-segment net operating revenues	1,473	1,606	48	23	-	(2,181)	969

Net operating revenues	2,609	6,086	528	2,038	14	(2,174)	9,101

Cost of sales	(933)	(5,875)	(424)	(1,952)	(15)	2,157	(7,042)
Depreciation, depletion and amortization	(432)	(86)	(15)	(20)	(14)	-	(567)
Exploration, including exploratory dry holes	(775)	-	-	-	-	-	(775)
Impairment	(226)	-	-	-	-	-	(226)
Selling, general and administrative expenses	(179)	(127)	(19)	(125)	(242)	-	(692)
Research and development expenses	-	-	-	-	(2)	-	(2)
Other operating expenses	(78)	32	10	11	(82)	(1)	(108)

Costs and expenses	(2,623)	(6,056)	(448)	(2,086)	(355)	2,156	(9,412)

Operating income (loss)	(14)	30	80	(48)	(341)	(18)	(311)
Equity in results of non-consolidated companies	(63)	27	23	-	77	-	64
Other taxes	(7)	(2)	(1)	(3)	(59)	-	(72)
Other expenses, net	(4)	29	42	-	15	-	82

Income (loss) before income taxes	(88)	84	144	(51)	(308)	(18)	(237)

Income tax benefits (expense)	(242)	-	1	(3)	(180)	-	(424)

Net income (loss) for the year	(330)	84	145	(54)	(488)	(18)	(661)

Less: Net income (loss) attributable to the noncontrolling interest	(42)	(14)	(38)	17	(77)	-	(154)

Net income (loss) attributable to Petrobras	(372)	70	107	(37)	(565)	(18)	(815)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Segment Information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year ended December 31,
	2009	2008	2007

Exploration and Production	16,488	14,293	9,448
Refining, Transportation & Marketing	10,466	7,234	4,488
Gas & Power	5,116	4,256	3,223
International
Exploration and Production	1,912	2,734	2,555
Refining, Transportation & Marketing	110	102	247
Distribution	31	20	37
Gas & Power	58	52	25
Distribution	369	309	327
Corporate	584	874	628
	35,134	29,874	20,978

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2009	2008	2007

Brazil	87,183	106,350	83,022
International	28,709	40,179	29,403

	115,892	146,529	112,425

The total amounts sold of products and services to the two major customers in 2009 were US$6,801 and US$2,815 (US$8,176 and US$5,260 in 2008; and US$9,029 and US$6,567 in 2007).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

23. Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2009		2008
	Assets	Liabilities	Assets	Liabilities

Petros (pension fund)	-	958	-	476
Banco do Brasil S.A.	847	4,167	627	2,170
BNDES	1	20,016	-	4,326
Caixa Econômica Federal S.A.	-	2,270	1	1,548
Federal Government	-	323	-	1,177
ANP	-	759	-	-
Restricted deposits for legal proceedings	983	36	677	35
Investments - Brazilian reais	4,010	-	-	-
Marketable securities	2,519	-	3,172	-
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	469	-	346	-
Other	340	223	309	278

	9,169	28,752	5,132	10,010

Current	5,143	3,332	2,349	2,833

Long-term	4,026	25,420	2,783	7,177

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

23. Related Party Transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,
	2009		2008
	Assets	Liabilities	Assets	Liabilities

Assets
Current
Cash and cash equivalents	4,800	-	2,070	-
Accounts receivable	43	-	27	-
Other current assets	301	-	252	-

Other
Marketable securities	2,508	-	1,686	-
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	469	-	346	-
Restricted deposits for legal proceedings	983	-	677	-
Other assets	65	-	74	-

Liabilities
Current
Current debt	-	1,093	-	1,197
Current liabilities	-	1,510	-	136
Dividends and interest on capital payable to Federal Government	-	729	-	1,500

Long-term
Long-term debt	-	24,762	-	6,800
Other liabilities	-	658	-	377

	9,169	28,752	5,132	10,010

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

23. Related Party Transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2009		2008		2007
	Income	Expense	Income	Expense	Income	Expense

Sales of products and services
Braskem S.A.	515	-	130	-	2,096	-
Quattor Química	264	-	-	-	-	-
Copesul S.A.	-	-	1,218	-	1,284	-
Petroquímica União S.A.	633	-	729	-	435	-
Other	1,507	-	378	-	120	-

Financial income	-	-	13	-	1	-
Petroleum and Alcohol account receivable from Federal Government (Note 11)	4	-	8	-	6	-
Government securities	-	-	3	-	5	-
Other	(187)	-	(33)	-	46	-
Financial expenses	111	49	-	-	-	(3)
Monetary and exchange
variation	-	(1,039)	-	-	-	-
Other expenses, net	3	(2)	-	4	-	2

	2,850	(992)	2,446	4	3,993	(1)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

24. Accounting for Suspended Exploratory Wells

The Company’s accounting for exploratory drilling costs is governed by Codification Topic 932 – Extractive Activities – Oil and Gas. Costs the Company has incurred to drill exploratory wells that find commercial quantities of oil and gas are carried as assets on its balance sheet under the classification “Property, plant and equipment” as unproved oil and gas properties. Each year, the Company writes-off the costs of these wells that have not found sufficient proved reserves to justify completion as a producing well, unless: (1) the well is in an area requiring major capital expenditure before production can begin; and (2) additional exploratory drilling is under way or firmly planned to determine whether the capital expenditure is justified.

As of December 31, 2009, the total amount of unproved oil and gas properties was US$5,902, and of that amount US$3,810 (US$2,205 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of: (1) extended exploratory activities associated with offshore production; and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

24. Accounting for Suspended Exploratory Wells (Continued)

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2009 and 2008:

Unproved oil and gas properties (*)

	Year ended December, 31
	2009	2008

Beginning balance at January 1	3,558	2,627
Additions to capitalized costs pending determination of proved reserves	3,383	3,308
Capitalized exploratory costs charged to expense	(1,251)	(808)
Transfers to property, plant and equipment based on the determination of the proved reserves	(613)	(1,309)
Cumulative translation adjustment	825	(260)
Ending balance at December 31,	5,902	3,558

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs

	Year ended
	December 31,
	2009	2008

Capitalized exploratory well costs that have been capitalized for a period of one year or less	2,092	2,682
Capitalized exploratory well costs that have been capitalized for a period greater than one year	3,810	876
Ending balance	5,902	3,558
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	95	83

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

24. Accounting for Suspended Exploratory Wells (Continued)

Of the US$3,810 for 95 projects that include wells suspended for more than one year since the completion of drilling, approximately US$681 are related to wells in areas for which drilling was under way or firmly planed for the near future and that the Company has submitted an “Evaluation Plan” to the ANP for approval and approximately US$1,446 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$3,810 of suspended wells cost capitalized for a period greater than one year as of December 31, 2009, represents 140 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

	Million
	of	Number
	dollars	of wells
2008	1,730	73
2007	723	30
2006	741	16
2005	284	18
2004 and therefore	332	3
	3,810	140

25. Subsequent Events

a) Investment agreement among Petrobras, Petroquisa and Odebrecht

On January 22, 2010 an investment agreement was entered into among Petrobras, Petroquisa and Odebrecht, which established the following stages for the planned integration of their petrochemical businesses: (i) the formation of a holding company, BRK Investimentos Petroquímicos S.A. (BRK), which will hold all the common shares issued by Braskem currently held by Odebrecht, Petroquisa and Petrobras; (ii) the allocation of financial resources into BRK, to be made in cash by Odebrecht and Petrobras; (iii) a capital increase in Braskem to be made in the form of a private subscription by its shareholders; (iv) the acquisition by Braskem of the shares of Quattor held by Unipar; (v) the acquisition by Braskem of 100% of the shares of Unipar Comercial e Distribuidora S.A. (Unipar Comercial”) and of 33.33% of the shares of Polibutenos S.A. Indústrias Químicas (Polibutenos); and (vi) the incorporation by Braskem of the shares of Quattor held by Petrobras and Petroquisa.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

25. Subsequent Events (Continued)

a) Investment agreement between Petrobras, Petroquisa and Odebrecht(Continued)

Also on this date, Odebrecht, Petrobras, Petroquisa and Braskem executed an agreement, seeking to regulate their commercial and corporate relationship in the Petrochemical Complex of the State of Rio de Janeiro (COMPERJ) and in the Petrochemical Complex of Suape (Suape Complex). The joint-venture agreement establishes that Braskem will acquire certain first and second generation petrochemical companies within COMPERJ, and that it will also gradually acquire a share in the companies that develop the businesses of the Suape Complex, in accordance with terms and conditions agreed upon in the joint-venture agreement. These transactions are in alignement with the interests of Odebrecht and Petrobras to integrate their petrochemical businesses in Braskem.

In continuation of its restructuring operation, on February 11, 2010, W.B.W., a wholly owned subsidy of Petroquisa, the holder of 31% of the voting capital of Braskem, was taken over by BRK. With this transaction, Odebrecht and Petrobras have begun the process for concentrating all their common shares issued by Braskem in BRK. As a result, BRK is now the holder of common shares issued by Braskem corresponding to 93.3% of its voting capital.

Not later than April 5, 2010, Petrobras will transfer US$1,436 to BRK, which will participate with US$2,010 in the capital increase of Braskem.

b) Petrobras Biocombustível acquires an interest in an ethanol refinery

In January 2010, Petrobras Biocombustível contributed US$37 into the capital of Total Agroindústria Canavieira S/A (Total), in accordance with a commitment established in the Minutes of the Special Shareholders’ General Meeting of December 22, 2009, to contribute with the amount of US$84 by March 2011, when it will then hold 40.4% of Total’s capital.

This initiative, in line with strategic planning for 2009-2013, inserts the Company in the ethanol market. The partnership will make it viable to expand the refinery to a total capacity of 203 million liters per year, with surplus electric power of 38.5 MW for trading, generated through the use of sugar cane bagasse.

c) Second drawdown of financing with the China Development Bank

On February 10, 2010, Petrobras made the second drawdown in the amount of US$2,000 with respect to the financing agreement entered into with the China Development Bank Corporation (CDB) on November 3, 2009.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

d) Auctions for sale of natural gas in short-term contracts

On March 16, 2010 Petrobras held the tenth electronic auction for natural gas, in which 16 natural gas distributors participated and bid for 6.87 million cubic meters per day. The sales were made in sub markets defined using the logistics characteristics of each region, where what is new is the gas interconnection of the Southeast and Northeast regions through Gasene, a gas pipeline which, according to Management’s estimates, will enter into commercial operation in April 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras’ effective monopoly. The amendment was implemented by the Oil Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Oil Law established a regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Oil Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Oil Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The adoption of the SEC rules seeking to modernize the supplemental oil and gas disclosures and the FASB’s issuance of the Accounting Standards Update nº 2010-03, “Oil and Gas Reserve Estimation and Disclosure”, generated no material impact to the Company’s consolidated financial statements other than additional disclosures as discussed in the Note 2(n).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

The “International” geographic area includes activities in South America, which includes Argentina, Colombia, Ecuador, Peru, Uruguai and Venezuela; North America, which includes Mexico and the United States of America; Africa, which includes Angola, Lybia, Mozambique, Namibia, Nigeria, Senegal and Tanzania, and Others, which includes India, Iran, Portugal and Turkey. The equity investments are composed of Venezuelan companies involved in exploration and production activities.

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
Expressed in Millions of United States Dollars
(except when specifically indicated)

(i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

								Equity Method
	Consolidated Entities							Investees

December 31, 2009	Brazil	South America	North America	Africa	Others	International	Total	Total
Unproved oil and gas properties	3,976	75	1,224	621	7	1,927	5,903	-
Proved oil and gas properties	28,397	3,369	1,133	2,480	-	6,982	35,379	730
Support equipments	44,433	1,151	-	186	78	1,416	45,849	1
Gross capitalized costs	76,806	4,595	2,357	3,287	85	10,325	87,131	731
Depreciation and depletion	(34,372)	(2,996)	(294)	(425)	(1)	(3,716)	(38,088)	(137)
	42,434	1,599	2,063	2,862	84	6,609	49,043	594
Construction and installations in progress	27,664	9	-	-	596	605	28,269	-
Net capitalized costs	70,098	1,608	2,063	2,862	680	7,214	77,312	594
December 31, 2008
Unproved oil and gas properties	1,898	160	875	618	7	1,660	3,558	-
Proved oil and gas properties	20,187	2,675	830	270	-	3,775	23,962	-
Support equipments	29,048	1,589	29	2,305	35	3,957	33,004	-
Gross capitalized costs	51,133	4,424	1,734	3,193	42	9,392	60,525	-
Depreciation and depletion	(25,076)	(1,997)	(274)	(369)	-	(2,640)	(27,716)	-
	26,057	2,426	1,460	2,824	41	6,751	32,808	-
Construction and installations in progress	19,779	33	11	18	1,080	1,142	20,921	-
Net capitalized costs	45,836	2,459	1,471	2,842	1,121	7,893	53,729	692

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

								Equity Method
	Consolidated Entities							Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

At December 31, 2009

Properties acquisitions:
Proved	-	24	-	65	-	89	89	5
Unproved	9	-	-	2	-	2	11	-
Exploration costs	3,616	199	64	96	157	516	4,132	-
Development costs	13,524	319	571	307	-	1,197	14,721	83

	17,149	542	635	470	157	1,804	18,953	88

At December 31, 2008

Properties acquisitions:
Proved	-	226	-	23	-	249	249	-
Unproved	42	27	254	18	5	304	346	-
Exploration costs	3,568	145	217	1	2	365	3,933	-
Development costs	11,633	557	288	549	194	1,588	13,221	-

	15,243	955	759	591	201	2,506	17,749	71

At December 31, 2007

Properties acquisitions:
Proved	-	29	-	-	30	59	59	-
Unproved	119	105	356	1	2	464	583	-
Exploration costs	2,095	33	215	59	2	309	2,404	-
Development costs	7,928	579	325	228	-	1,132	9,060	-

	10,142	746	896	288	34	1,964	12,106	80

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2009, 2008 and 2007 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are contracted prices to third parties.

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

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iii) Results of operations for oil and gas producing activities (Continued)

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

								Equity Method
	Consolidated Entities							Investees
At December 31, 2009	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	476	641	64	140	-	845	1,321	213
Intersegment (1)	37,120	1,146	-	957	-	2,103	39,223	18
	37,596	1,787	64	1,097	-	2,948	40,544	231

Production costs (2)	(15,047)	(689)	(36)	(185)	-	(910)	(15,957)	(126)
Exploration expenses	(1,199)	(198)	(49)	(189)	(71)	(507)	(1,706)	-
Depreciation, depletion and amortization	(4,344)	(383)	(37)	(299)	(1)	(720)	(5,064)	(120)
Impairment of oil and gas properties	(319)	-	-	-	-	-	(319)	-
Others operating expenses	(1,293)	(19)	-	9	2	(8)	(1,301)	-

Results before income tax expenses	15,394	498	(58)	433	(70)	803	16,197	(15)

Income tax expenses	(5,200)	(116)	(0)	(69)	-	(185)	(5,385)	(12)

Results of operations (excluding corporate overhead and interest cost)	10,194	382	(58)	364	(70)	618	10,812	(27)

(1) Does not consider US$1,181 (US$3,067 for 2008 and US$2,213 for 2007) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$38,777 (US$59,024 for 2008 and US$41,991 for 2007) for the segment of E&P Brazil (see Note 22).

(2) Does not consider US$1,282 (US$3,111 for 2008 and US$2,149 for 2007) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$16,329 (US$21,130 for 2008 and US$15,147 for 2007) for the segment of E&P Brazil (see Note 22).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iii) Results of operations for oil and gas producing activities (Continued)

								Equity Method
	Consolidated Entities							Investees
At December 31, 2008	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	973	1,152	139	91	-	1,382	2,355	-
Intersegment (1)	54,983	1,403	-	55	-	1,458	56,441	-
	55,956	2,555	139	146	-	2,840	58,796	-

Production costs (2)	(18,019)	(836)	(42)	(23)	-	(901)	(18,920)	-
Exploration expenses	(1,303)	(141)	(106)	(128)	(97)	(472)	(1,775)	-
Depreciation, depletion and amortization	(3,544)	(357)	(35)	(27)	-	(419)	(3,963)	-
Impairment of oil and gas properties	(171)	(5)	(115)	(3)	-	(123)	(294)	-
Others operating expenses	(117)	(181)	-	9	-	(172)	(289)	-

Results before income tax expenses	32,802	1,035	(159)	(26)	(97)	753	33,555	-
Income tax expenses	(11,153)	(265)	(13)	12	-	(266)	(11,419)	-

Results of operations (excluding corporate overhead and interest cost)	21,649	770	(172)	(14)	(97)	487	22,136	47
At December 31, 2007
Net operation revenues:
Sales to third parties	2,455	852	284	-	-	1,136	3,591	-
Intersegment (1)	37,323	1,413	-	60	-	1,473	38,796	-
	39,778	2,265	284	60	-	2,609	42,387	-

Production costs (2)	(12,998)	(830)	(66)	(36)	-	(932)	(13,930)	-
Exploration expenses	(648)	(110)	(311)	(109)	(245)	(775)	(1,423)	-
Depreciation, depletion and amortization	(3,335)	(305)	(117)	(10)	-	(432)	(3,767)	-
Impairment of oil and gas properties	(26)	(164)	(47)	(16)	-	(227)	(253)	-
Others operating expenses	(245)	(78)	-	-	-	(78)	(323)	-
Results before income tax expenses	22,526	778	(257)	(111)	(245)	165	22,691	-
Income tax expenses	(7,659)	(153)	(81)	(9)	-	(243)	(7,902)	-

Results of operations (excluding corporate overhead and interest cost)	14,867	625	(338)	(120)	(245)	(78)	14,789	38

(1) Does not consider US$1,181 (US$3,067 for 2008 and US$2,213 for 2007) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$38,777 (US$59,024 for 2008 and US$41,991 for 2007) for the segment of E&P Brazil (see Note 22).

(2) Does not consider US$1,282 (US$3,111 for 2008 and US$2,149 for 2007) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$16,329 (US$21,130 for 2008 and US$15,147 for 2007) for the segment of E&P Brazil (see Note 22).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2009, 2008 and 2007 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Bolivian proved reserves were not classified as such in 2009 due to the new Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority. The initial balance of Bolivian proved reserves for 2009 is adjusted under the line item “Revisions of previous estimates”.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iv) Reserve quantities information (Continued)

A summaryof the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities							Investees Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Oil	Total	Total

Reserves at December 31, 2006	9,001.9	342.4	31.8	42.0	416.2	-	9,418.1	-

Revisions of previous estimates	675.2	0.6	(3.6)	(5.4)	(8.4)	-	666.8	-
Extensions and discoveries	65.2	6.1	-	31.0	37.1	-	102.3	-
Improved recovery	15.8	9.5	-	-	9.5	-	25.3	-
Sales of reserves	-	(1.2)	-	-	(1.2)	-	(1.2)	-
Purchases of reserves	-	1.2	-	-	1.2	-	1.2	-
Production for the year	(619.6)	(37.3)	(1.5)	(1.3)	(40.1)	-	(659.7)	-

Reserves at December 31, 2007	9,138.5	321.3	26.7	66.3	414.3	-	9,552.8	60.1

Revisions of previous estimates	119.3	0.1	(10.6)	21.4	10.9	-	130.2	-
Extensions and discoveries	74.7	1.5	-	-	1.5	-	76.2	-
Improved recovery	29.8	-	-	-	-	-	29.8	-
Sales of reserves	-	(10.7)	-	-	(10.7)	-	(10.7)	-
Purchases of reserves	-	12.3	-	-	12.3	-	12.3	-
Production for the year	(646.0)	(35.6)	(0.6)	(2.9)	(39.1)	-	(685.1)	-

Reserves at December 31, 2008	8,716.3	288.9	15.5	84.8	389.2	-	9,105.5	49.1

Revisions of previous estimates	1,779.0	(37.9)	(7.7)	1.7	(43.9)	-	1,735.1	(3.0)
Extensions and discoveries	100.0	4.8	-	30.4	35.2	8.0	143.2	-
Improved recovery	11.0	-	-	10.3	10.3	-	21.3	(2.8)
Sales of reserves	-	(99.4)	-	-	(99.4)	-	(99.4)	-
Purchases of reserves	-	99.4	-	-	99.4	-	99.4	-
Production for the year	(687.0)	(31.2)	(0.5)	(16.3)	(48.0)	(1.0)	(736.0)	(3.4)

Reserves at December 31, 2009	9,919.3	224.6	7.3	110.9	342.8	7.0	10,269.1	39.9

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Gas	Total	Total

Reserves at December 31, 2006	9,426.9	2,164.3	174,7	-	2,339.0	-	11,765.9	77.3

Revisions of previous estimates	470.7	135.3	(19.9)	-	115.4	-	586.1	-
Extensions and discoveries	683.0	169.9	-	-	169.9	-	852.9	-
Improved recovery	7.7	3.8	-	-	3.8	-	11.5	-
Production for the year	(510.0)	(213.5)	(13.1)	-	(226.6)	-	(736.6)	-

Reserves at December 31, 2007	10,078.3	2,259.8	141.7	-	2,401.5	-	12,479.8	66.9

Revisions of previous estimates	(248.3)	427.4	(10.7)	26.8	443.5	-	195.2	-
Extensions and discoveries	113.5	39.2	-	-	39.2	-	152.7	-
Improved recovery	7.5	-	-	-	-	-	7.5	-
Purchases of reserves	-	123.1	-	-	123.1	-	123.1	-
Production for the year	(605.0)	(209.0)	(4.9)	-	(213.9)	-	(818.9)	-

Reserves at December 31, 2008	9,346.0	2,640.5	126.1	26.8	2,793.4	-	12,139.4	75.7

Revisions of previous estimates	942.0	(1,398.3)	(70.7)	5.0	(1,464.0)	-	(522.0)	(14.4)
Extensions and discoveries	141.0	5.5	-	-	5.5	6.6	153.1	-
Improved recovery	1.0	-	-	-	-	-	1.0	3.9
Sales of reserves	-	(110.3)	-	-	(110.3)	-	(110.3)	-
Purchases of reserves	-	110.3	-	-	110.3	-	110.3	-
Production for the year	(571.0)	(207.8)	(3.9)	-	(211.7)	(1.0)	(783.7)	(2.0)

Reserves at December 31, 2009	9,859.0	1,039.9	51.5	31.8	1,123.2	5.6	10,987.8	63.2

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iv)  Reserve quantities information (Continued)

	2009				2008				2007
Net proved developed reserves:	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Consolidated entities
Brazil	6,121.4	7.0	5,382.8	5.6	5,346.5	-	5,069.9	-	5,249.7	-	4,635.0	-

South America (1)	139.9	-	485.6	-	189.0	-	1,661.5	-	-	-	-	-
North America	3.8	-	37.3	-	5.9	-	67.8	-	-	-	-	-
Africa	58.5	-	31.7	-	16.0	-	25.6	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total International	202.2	-	554.6	-	210.9	-	1,754.9	-	209.6	-	1,741.4	-

	6,323.6	7.0	5,937.4	5.6	5,557.4	-	6,824.8	-	5,459.3	-	6,376.4	-

Nonconsolidated entitites
Brazil	-	-	-	-	-	-	-	-	-	-	-	-

South America (1)	22.2	-	32.5	-	27.5	-	47.3	-	33.4	-	44.2	-
North America	-	-	-	-	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total International	22.2	-	32.5	-	27.5	-	47.3	-	33.4	-	44.2	-

	22.2	-	32.5	-	27.5	-	47.3	-	33.4	-	44.2	-

Total consolidated and nonconsolidated entities	6,345.8	7.0	5,969.9	5.6	5,584.9	-	6,872.1	-	5,492.7	-	6,420.6	-

Net proved undeveloped reserves:

Consolidated entities
Brazil	3,797.9	-	4,476.2	-	3,369.8	-	4,276.1	-	3,888.8	-	5,443.3	-

South America (1)	84.8	-	554.5	-	99.9	-	979.0	-	-	-	-	-
North America	3.5	-	14.2	-	9.6	-	58.3	-	-	-	-	-
Africa	52.4	-	-	-	68.8	-	1.2	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total Internacional	140.7	-	568.7	-	178.3	-	1,038.5	-	204.6	-	660.1	-

	3,938.6	-	5,044.9	-	3,548.1	-	5,314.6	-	4,093.4	-	6,103.4	-

Nonconsolidated entitites
Brazil	-	-	-	-	-	-	-	-	-	-	-	-

South America (1)	17.6	-	30.6	-	21.6	-	28.4	-	26.7	-	22.7	-
North America	-	-	-	-	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total International	17.6	-	30.6	-	21.6	-	28.4	-	26.7	-	22.7	-

	17.6	-	30.6	-	21.6	-	28.4	-	26.7	-	22.7	-

Total consolidated and nonconsolidated entities	3,956.2	-	5,075.5	-	3,569.7	-	5,343.0	-	4,120.1	-	6,126.1	-

(1) Includes reserves of 27.8 million barrels of oil and 291.0 billions of cubic feet of gas in 2009 (48.7 million barrels of oil and 429.2 billions of cubic feet of gas in 2008; and 110.0 million barrels of oil and 533.0 billions of cubic feet of gas in 2007) attributable to 32.76% minority interest in Petrobras Argentina, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas. Estimated future cash inflows from production in Brazil and International segments are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions based upon the Company’s internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

	Consolidated Entities								Equity Method Investees
		South		North
	Brazil	America		America	Africa	Others	International	Total	Total
At December 31, 2009
Future cash inflows	528,703	19,815		640	7,319	-	27,774	556,477	2,737
Future production costs	(252,843)	(5,833)		(170)	(2,010)	-	(8,013)	(260,856)	(1,337)
Future development costs	(45,444)	(2,262)		(217)	(2,248)	-	(4,727)	(50,171)	(121)
Future income tax expenses	(80,342)	(6,354)		-	(290)	-	(6,644)	(86,986)	(501)

Undiscounted future net cash flows	150,074	5,366		253	2,771	-	8,390	158,464	778
10 percent midyear annual discount for timing of estimated cash flows	(73,740)	(2,165)		(96)	(742)	-	(3,003)	(76,743)	(310)

Standardized measure of discounted future net cash flows	76,334	3,201	(*)	157	2,029	-	5,387	81,721	467

At December 31, 2008
Future cash inflows	298,408	21,793		1,468	3,088	-	26,349	324,757	-
Future production costs	(163,427)	(5,236)		(588)	(1,212)	-	(7,036)	(170,463)	-
Future development costs	(41,063)	(2,276)		(327)	(593)	-	(3,196)	(44,259)	-
Future income tax expenses	(33,679)	(9,021)		-	(2)	-	(9,023)	(42,702)	-

Undiscounted future net cash flows	60,239	5,260		553	1,281	-	7,094	67,333	-
10 percent midyear annual discount for timing of estimated cash flows	(22,772)	(2,087)		(266)	(187)	-	(2,540)	(25,312)	-

Standardized measure of discounted future net cash flows	37,467	3,174	(*)	286	1,095	-	4,555	42,022	240

At December 31, 2007
Future cash inflows	797,689	24,499		3,768	7,717	-	35,984	833,673	-
Future production costs	(273,130)	(7,165)		(399)	(999)	-	(8,563)	(281,693)	-
Future development costs	(35,697)	(2,029)		(355)	(881)	-	(3,265)	(38,962)	-
Future income tax expenses	(167,865)	(7,077)		(911)	(1,695)	-	(9,683)	(177,548)	-

Undiscounted future net cash flows	320,997	8,228		2,103	4,142	-	14,473	335,470	-
10 percent midyear annual discount for timing of estimated cash flows	(151,144)	(3,320)		(1,237)	(777)	-	(5,334)	(156,478)	-
Standardized measure of discounted future net cash flows	169,853	4,912	(*)	865	3,361	-	9,139	178,992	792
(*) Includes US$370 in 2009 (US$937 in 2008 and US$1,462 in 2007) attributable to 32.76% minority interest in Petrobras Argentina, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at January 1, 2009	37,466	3,172	287	1,095	-	4,554	42,020	240

Sales and transfers of oil and gas, net of production cost	(22,529)	(1,062)	(32)	(581)	-	(1,675)	(24,204)	(84)
Development cost incurred	13,513	319	571	307	-	1,197	14,710	74
Net change due to extensions, discoveries and improved less related costs	1,643	110	-	1,242	-	1,352	2,995	(45)
Revisions of previous quantity estimates	23,490	(308)	(366)	32	-	(642)	22,848	(80)
Net change in prices, transfer prices and in production costs	44,892	(1,087)	(476)	1,717	-	154	45,046	513
Changes in estimated future development costs	(5,971)	(293)	65	(1,267)	-	(1,495)	(7,466)	(79)
Accretion of discount	3,747	407	16	114	-	537	4,284	40
Net change in income taxes	(19,917)	1,652	-	(238)	-	1,414	(18,503)	(144)
Timing	-	318	38	-	-	356	356	-
Other - unspecified	-	(25)	54	(393)	-	(364)	(364)	32

Balance at December 31, 2009	76,334	3,203	157	2,028	-	5,388	81,722	467

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at January 1, 2008	169,853	4,909	865	3,364	-	9,138	178,991	792

Sales and transfers of oil and gas, net of production cost	(36,982)	(1,630)	(97)	(59)	-	(1,786)	(38,768)	-
Development cost incurred	11,744	557	288	549	194	1,588	13,332	-
Net change due to purchases and sales of reserves	-	201	-	-	-	201	201	-
Net change due to extensions, discoveries and improved less related	1,018	69	-	(19)	-	50	1,068	-
Revisions of previous quantity estimates	634	1,232	(155)	440	-	1,517	2,151	-
Net change in prices, transfer prices and in production costs	(188,780)	(1,355)	(1,075)	(4,018)	(194)	(6,642)	(195,422)	-
Changes in estimated future development costs	(8,576)	(733)	(132)	(162)	-	(1,027)	(9,603)	-
Accretion of discount	16,985	668	122	340	-	1,130	18,115	-
Net change in income taxes	71,571	(449)	356	1,380	-	1,287	72,858	-
Timing	-	(208)	74	(410)	-	(544)	(544)	-
Other - unspecified	-	(87)	40	(310)	-	(357)	(357)	-

Balance at December 31, 2008	37,467	3,174	286	1,095	-	4,555	42,022	240

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at January 1, 2007	93,887	4,015	738	915	-	5,668	99,555	-
						-	-
Sales and transfers of oil and gas, net of production cost	(26,780)	(1,407)	(190)	(45)	-	(1,642)	(28,422)	-
Development cost incurred	7,928	579	325	228	-	1,132	9,060	-
Net change due to purchases and sales of reserves	-	(1)	-	-	-	(1)	(1)	-
Net change due to extensions, discoveries and improved less related	3,995	273	-	1,629	-	1,902	5,897	-
Revisions of previous quantity estimates	15,356	1,072	(189)	(207)	-	676	16,032	-
Net change in prices, transfer prices and in production costs	113,403	886	234	1,538	-	2,658	116,061	-
Changes in estimated future development costs	(6,524)	(618)	(118)	(130)	-	(866)	(7,390)	-
Accretion of discount	9,389	659	105	103	-	867	10,256	-
Net change in income taxes	(40,801)	(546)	(40)	(670)	-	(1,256)	(42,057)	-

Balance at December 31, 2007	169,853	4,912	865	3,361	-	9,139	178,992	792

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo
Brasileiro S.A. - Petrobras)

Consolidated financial statements
Years ended December 31, 2009, 2008 and 2007
together with Report of Independent Registered Public
Accounting Firm

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

December 31, 2009, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm	F-152 - F-153

Audited Financial Statements

Consolidated Balance Sheets	F-154 - F-155
Consolidated Statements of Operations	F-156
Consolidated Statements of Changes in Stockholder’s Deficit	F-157
Consolidated Statements of Cash Flows	F-158
Notes to the Consolidated Financial Statements	F-159 - F-176

Report of Independent Registered Public Accounting Firm

The Executive Board and Stockholder of
Petrobras International Finance Company

We have audited the accompanying consolidated balance sheets of Petrobras International Finance Company and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, Petrobras International Finance Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by COSO.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 24, 2010

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2009 and 2008
(In thousand of U.S. dollars)

Assets	2009	2008

Current assets
Cash and cash equivalents (Note 3)	953,157	287,694
Marketable securities (Note 4)	2,546,811	2,598,764
Trade accounts receivable
Related parties (Note 5)	15,986,051	24,155,075
Other	553,081	489,799
Notes receivable - related parties (Note 5)	1,213,155	1,152,627
Inventories (Note 6)	1,223,267	1,137,179
Export prepayments - related parties (Note 5)	382,827	415,843
Restricted deposits for guarantees and other (Note 5 and 7)	127,401	146,038

	22,985,750	30,383,019

Property and equipment	2,012	2,143

Investments in non-consolidated company (Note 1)	13	3

Other assets
Marketable securities (Note 4)	2,490,325	1,999,760
Notes receivable - related parties (Note 5)	421,962	412,127
Export prepayment - related parties (Note 5)	263,480	331,450
Restricted deposits for guarantees and prepaid expenses (Note 7)	201,188	174,299

	3,376,955	2,917,636

Total assets	26,364,730	33,302,801

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2009 and 2008
(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	2009	2008

Current liabilities
Trade accounts payable
Related parties (Note 5)	1,684,855	1,712,070
Other	1,436,399	635,977
Notes payable - related parties (Note 5)	7,862,042	25,352,728
Short-term financing (Note 8)	1,482,820	-
Current portion of long-term debt (Note 8)	474,608	197,769
Accrued interests (Note 8)	199,469	103,930
Other current liabilities (Note 5)	34,555	9,746

	13,174,748	28,012,220

Long-term liabilities
Long-term debt (Note 8)	13,268,959	5,883,376

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1 (Note10)	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(632,755)	(1,120,147)
Other comprehensive income
Loss on cash flow hedge	(12,666)	(39,092)

	(78,977)	(592,795)

Total liabilities and stockholder’s deficit	26,364,730	33,302,801

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations
Years Ended December 31, 2009, 2008 and 2007
(In thousand of U.S. dollars, except net income/(loss) per share amounts)

	Years ended December 31,
	2009	2008	2007

Sales of crude oil, oil products and services
Related parties (Note 5)	15,728,847	23,797,304	14,679,385
Other	13,121,152	18,645,503	12,052,646
	28,849,999	42,442,807	26,732,031

Cost of sales
Related parties (Note 5)	(11,899,415)	(14,431,172)	(8,874,800)
Other	(15,926,001)	(27,799,952)	(17,435,987)
Selling, general and administrative expenses
Related parties (Note 5)	(197,315)	(341,668)	(182,424)
Other	(220,537)	(220,527)	(112,257)
Other operating expenses (Note 9)	(29,320)	(577,128)	-
	(28,272,588)	(43,370,447)	(26,605,468)

Operating income/(loss)	577,411	(927,640)	126,563

Equity in results of non-consolidated company	(10)	(2)	-

Financial income
Related parties (Note 5)	1,415,010	1,655,709	1,697,955
Derivatives on sales and financial transactions
Related parties (Note 5)	54,398	1,822	8,027
Other (Note 12)	213,683	500,088	56,312
Financial investments	296,096	145,371	280,379
Other	18,283	21,892	27,264
	1,997,470	2,324,882	2,069,937

Financial expense
Related parties (Note 5)	(936,828)	(1,322,342)	(1,588,246)
Derivatives on sales and financial transactions
Related parties (Note 5)	(27,837)	(30,719)	-
Other (Note 12)	(373,899)	(384,908)	(148,356)
Financing	(657,407)	(413,305)	(406,303)
Expense on extinguishment of debt (Note 8)	(50,408)	-	-
Other	(43,703)	(18,786)	(25,013)
	(2,090,082)	(2,170,060)	(2,167,918)

Financial, net	(92,612)	154,822	(97,981)

Exchange variation, net	400	(2,836)	(24)

Other income, net	2,203	3,058	412

Net income/(loss) for the year	487,392	(772,598)	28,970

Net income/(loss) per share for the year - US$	1.62	(2.57)	0.10

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Deficit
Years Ended December 31, 2009, 2008 and 2007
(In thousand of U.S. dollars)

	Years ended December 31,
	2009	2008	2007

Common stock
Balance at January 1	300,050	300,050	300,050
Capital increase	-	-	-

Balance at end of year	300,050	300,050	300,050

Additional paid in capital
Balance at January 1	266,394	53,926	53,926
Transfer to capital	-	212,468	-

Balance at end of year	266,394	266,394	53,926

Accumulated deficit
Balance at January 1	(1,120,147)	(347,549)	(376,519)
Net income/(loss) for the year	487,392	(772,598)	28,970

Balance at end of year	(632,755)	(1,120,147)	(347,549)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(39,092)	(9,424)	(2,207)
Change in the year	26,426	(29,668)	(7,217)

Balance at end of year	(12,666)	(39,092)	(9,424)

Total stockholder’s deficit	(78,977)	(592,795)	(2,997)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007
(In thousand of U.S. dollars)

	Years ended December 31,
	2009	2008	2007
Cash flows from operating activities
Net income/(loss) for the year	487,392	(772,598)	28,970
Adjustments to reconcile net income (loss) to net cash used in operations

Depreciation, amortization of prepaid expenses and debt amortization	76,434	2,993	7,909

Loss on inventory	(144,548)	144,866	-
Equity in results of non-consolidated company	10	2	-
Decrease (increase) in assets
Trade accounts receivable
Related parties	8,169,024	(9,228,606)	(4,475,358)
Other	(63,311)	412,006	(66,892)
Export prepayments - related parties	100,986	36,128	(251,256)
Other assets	(31,430)	930	(903,409)
Increase in liabilities
Trade accounts payable
Related parties	(27,215)	625,591	543,631
Other	800,422	(544,978)	58,969
Other liabilities	29,495	174,570	(152,547)

Net cash provided by/(used in) operating activities	9,397,259	(9,149,096)	(5,209,983)

Cash flows from investing activities
Marketable securities, net	(438,612)	(465,902)	(2,335,756)
Notes receivable - related parties, net	(47,155)	493,024	(3,608,351)
Property and equipment	(581)	(1,612)	(904)
Investments in non-consolidated company	(20)	(5)	-

Net cash (used in)/provided by investing activities	(486,368)	25,505	(5,945,011)

Cash flows from financing activities
Short-term financing, net issuance and repayments	1,482,820	(5,201)	(143,246)
Proceeds from issuance of long-term debt	12,350,000	836,815	1,737,162
Principal payments of long-term debt	(4,697,769)	(722,060)	(1,557,783)
Short-term loans - related parties, net	(17,380,479)	8,626,816	18,630,887
Principal payments of long-term loans - related parties	-	-	(7,347,923)

Net cash (used in)/provided by financing activities	(8,245,428)	8,736,370	11,319,097

Increase/(Decrease) in cash and cash equivalents	665,463	(387,221)	164,103
Cash and cash equivalents at beginning of the year	287,694	674,915	510,812

Cash and cash equivalents at end of the year	953,157	287,694	674,915

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	1,658,154	1,517,259	2,096,165
Income taxes	3,932	1,977	1,089
Cash received during the year for interest	101,678	176,903	730,325

Non-cash investing and financing transactions
Capital contribution due to acquisition and sale of
Platform P-37 through loans	-	212,468	-
Transfer to Brasoil of notes receivable and payable	-	8,231,299	-
Payment of accounts payable through loans from Petrobras	-	600,000	-

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

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with trading activities in Asia.

In 2008, PSPL took a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the Japanese market. PM Bio Trading Private Limited is scheduled to commence its operations in 2010.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Certain sales were through subsidiaries of Petrobras.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

1.   The Company and its Operations (Continued)

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay, Petrobras International Braspetro B.V. – PIB BV and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2.   Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

Events subsequent to December 31, 2009, were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission on March 24, 2010. Refer to Note 2 (o) for discussion of Codification Topic 855, Subsequent Events.

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
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2.   Basis of Financial Statement Presentation (Continued)

(c)  Marketable securities

Marketable securities have been classified by the Company as available for sale, held to maturity or trading based upon intended strategies with respect to such securities.

Trading securities are marked-to-market through current period earnings, available for sale securities are marked-to-market through other comprehensive income, and held to maturity securities are recorded at amortized cost.

There were no material transfers between categories.

(d)  Trade accounts receivable

Trade accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e)  Notes receivable

Notes receivable bear interest rates, are stated at estimated realizable values and relate to loans executed between the Company and subsidiaries of Petrobras.

(f)  Inventories

Inventories are stated at the lower of weighted average cost or net realizable market value.

(g)  Restricted deposit and guarantees

Restricted deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(h)  Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company's debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 67,730 and US$ 40,608 as of December 31, 2009 and 2008, respectively.

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

(k)  Unearned income

Unearned income represents the unearned premium charged by the Company to Petrobras and Alberto Pasqualini - Refap S.A. (“Refap”) to compensate for its financing costs. The premium is billed to Petrobras and Refap at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense. The unearned income is classified within accounts receivable.

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

The principal commercial transactions of the Company consist of:

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
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2.    Basis of Financial Statement Presentation (Continued)

(m) Accounting for derivatives and hedging activities

The Company applies Codification Topic 815 - Derivatives and Hedging, together with its amendments and interpretations, referred to collectively herein as “ASC Topic 815”. These rules require that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. ASC Topic 815 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments, not designated as hedge accounting, to mitigate the risk of unfavorable price movements for crude oil and oil products purchases. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expense”.

The Company may also use non-hedging derivatives to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as “Financial income” or “Financial expense”.

The Company may also use hedging derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in the statements of operations.

(n)  Recently issued accounting pronouncements

Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-17 is effective for the Company in January, 2010, and is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2.    Basis of Financial Statement Presentation (Continued)

(n)  Recently issued accounting pronouncements (Continued)

Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 is effective for the Company in January, 2010, and is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

(o)  Recently adopted accounting pronouncements

Codification

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009. Update 2009-01 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter are superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Codification is nonauthoritative.

Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification. PifCo adopted this Update effective July 1, 2009.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2.    Basis of Financial Statement Presentation (Continued)

(o)  Recently adopted accounting pronouncements (Continued)

Fair Value Measurements

Effective January 1, 2009, the Company implemented SFAS No 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). This Statement was codified into ASC Topic 820 “Fair Value Measurement and Disclosures”. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic for nonfinancial assets and liabilities, other than additional disclosures that have been incorporated into Note 12 of these financial statements.

Subsequent Events

Effective April 1, 2009, the Company adopted SFAS 165, “Subsequent Events”. This Statement was codified into FASB ASC Topic 855, “Subsequent Events”. Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Topic 855 did not change significantly the current practice previously provided in auditing literature, except for introducing the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This Statement is not expected to result in any significant changes in the subsequent events reported by the Company. Refer to Note 2 for the Topic 855 related disclosure for the year ended December 31, 2009.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

3.   Cash and Cash Equivalents

	2009	2008

Cash and banks	1,445	92,857
Time deposits and short-term investment	951,712	194,837
	953,157	287,694

4.   Marketable Securities

				Total
			Interest rate
	Security (ii)	Maturity	per annum	2009 (i)	2008 (i)

Available for Sale (iii)	Clep	2014	8%	817,896	759,319
Available for Sale (iii)	Marlim	2011	7.4% + IGPM(*)	366,246	258,046
Held to Maturity	Charter	2024	4%	908,491	884,311
Held to Maturity	NTS	2010-2014	1.26%/4.19%	601,845	595,013
Held to Maturity	NTN	2010-2014	1.26%/2.69%/4.19%	631,499	533,426
Held to Maturity	Mexilhão	2010	4.56%	471,081	443,878
Held to Maturity	Gasene	2010	0.88%/0.93%/2.28%	382,424	332,512
Held to Maturity	PDET	2019	2.51%	359,576	355,984
Held to Maturity	TUM	2010	0.88% up to 3.98%	498,078	436,035
				5,037,136	4,598,524
Less: Current balances				(2,546,811)	(2,598,764)
				2,490,325	1,999,760

(*)	IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

(i)	Balances include interest and principal.

(ii)	Securities held by the fund are respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.

(iii)	Changes in fair value related to the securities classified as available for sale are diminimus and were included in the Statement of Operations as financial income.

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

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

5.   Related Parties

		Petrobras International Braspetro B.V. - PIB BV and its subsidiaries
	Petróleo Brasileiro S.A. -Petrobras		Downstream Participações S.A.and its subsidiaries
				Other	2009	2008
Current assets
Marketable securities (iv)	-	-	-	2,546,811	2,546,811	2,598,764
Accounts receivable, principally for sales (i)	15,753,754	157,307	74,808	182	15,986,051	24,155,075
Notes receivable	-	1,205,499	-	7,656	1,213,155	1,152,627
Export prepayment	69,716	-	-	313,111	382,827	415,843
Other	-	3,994	-	-	3,994	1,822

Investments in non-consolidated company	-	-	-	13	13	3

Other assets
Marketable securities (iv)	-	-	-	2,490,325	2,490,325	1,999,760
Notes receivable	-	421,962	-	-	421,962	412,127
Export prepayment	263,480	-	-	-	263,480	331,450

Current liabilities
Trade accounts payable	1,363,311	216,081	19,925	85,538	1,684,855	1,712,070
Notes payable (ii)	7,862,042	-	-	-	7,862,042	25,352,728
Other	-	2,768	-	-	2,768	235

Statement of operations							2007
Sales of crude oil and oil products and services	10,139,103	3,401,222	2,079,864	108,658	15,728,847	23,797,304	14,679,385
Purchases (iii)	(9,175,901)	(2,180,018)	(515,530)	(27,966)	(11,899,415)	(14,431,172)	(8,874,800)
Selling, general and administrative expenses	(134,589)	(62,503)	(214)	(9)	(197,315)	(341,668)	(182,424)
Equity in results of non-consolidated company	-	-	-	(10)	(10)	(2)	-
Financial income	1,300,749	131,868	29,871	6,920	1,469,408	1,657,531	1,699,307
Financial expense	(936,821)	(27,840)	(4)	-	(964,665)	(1,353,061)	(1,588,246)

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

The transactions were realized to support the financial and operational strategy of the parent company, Petróleo Brasileiro S.A. - Petrobras.

(i)	Accounts receivable from related parties consider mainly crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.

(ii)	Current Liabilities - Notes payable relate to loans executed between the Company and Petrobras, with annual interest rate is 3.58%.

(iii)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv)	See Note (4).

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

6.   Inventories

	2009	2008

Crude oil	847,901	733,161
Oil products and other	345,732	316,089
Ethanol	29,634	15,738
LNG	-	72,191
	1,223,267	1,137,179

Inventories are stated at the lower of cost or net realizable market value. At December 31, 2009 and 2008 the inventories were reduced in US$ 318 and US$ 144,866 (see Note 9), respectively, due to declines in international oil prices, which have been classified as other operating expenses in the statement of operations. The Company adopted the net realizable value for inventories impairment purposes.

7.   Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposits: (i) US$ 38,250 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings, and are required per the related debt agreement; and (ii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of SFE –Sociedade Fluminense de Energia Ltda., a subsidiary of Petrobras. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,948 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

8.   Financing

	Current		Long-term
	2009	2008	2009	2008

Financial institutions (i) (ii)	1,891,662	142,599	1,682,543	989,181
Senior notes	11,099	11,099	235,350	235,350
Sale of right to future receivables	70,347	69,657	413,480	481,450
Assets related to export prepayment to be offset against sale of right to future receivables	-	-	(150,000)	(150,000)
Global notes (iii)	181,656	76,165	10,709,621	3,941,135
Japanese yen bonds	2,133	2,179	377,965	386,260

	2,156,897	301,699	13,268,959	5,883,376

Financing	1,482,820	-	13,268,959	5,883,376
Current portion of long-term debt	474,608	197,769	-	-
Accrued interests	199,469	103,930	-	-

	2,156,897	301,699	13,268,959	5,883,376

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8.    Financing (Continued)

(i)   The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras crude oil and oil products exports, and with interest rates ranging from 0.91% to 4.13% at December 31, 2009.

At December 28, 2009, PifCo borrowed an amount of US$ 1,500,000 under a line of credit with Santander. The loan will mature in 2010 and bears interest at an initial rate of Libor plus spreads reflecting prevailing rates at the time of incurrence.

At December 31, 2009 and 2008, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

At December 31, 2009 and 2008, the Company’s long-term debt was US$ 13,268,959 and US$ 5,883,376, respectively, and had estimated fair values of approximately US$ 14,445,600 and US$ 5,915,000, respectively.

The main long-term funding carried out during 2009 is shown in the following table:

Date	Amount	Maturity	Description

February/2009 (iii)	1,500,000	2019	Global notes - coupon of 7.875%

July and September/2009 (ii)	1,100,000	Until 2012	Lines of credit - Libor plus market spread. During 2009 PifCo borrowed US$ 4,500,000 and prepaid an equal amount, incurring in expenses of extinguishment of debt of US$ 50,408.

July/2009 (iii)	1,250,000	2019	Global notes - coupon of 7.875%

October/2009 (iii)	4,000,000	2020 and 2040	Global notes in the amount of US$ 2,500,000 and US$ 1,500,000, with coupon of 5.75% and 6.875%, respectively.
	7,850,000

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financing (Continued)

The proceeds from Global notes were used for general corporate purposes and repay of the bridge loans incurred at the beginning of this year, in accordance with the 2009-2013 Petrobras Business Plan.

Long-term financing - Additional information

a)   Long-term debt interest rates

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal
Senior notes
Senior notes	January, 2002	2011	9.750%	235,350	semiannually	bullet
				235,350

Sale of right to future receivables
Junior trust certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet
				150,000
Assets related to export prepayment to be offset against sale of right to future receivables
Serie 2003-B	May, 2003	2013	3.748%	(40,000)	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	(110,000)	quarterly	bullet
				(150,000)
				-
Senior trust certificates
Serie 2003-B	May, 2003	2013	4.848%	63,760	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	199,720	quarterly	quarterly
				263,480

Japanese yen bonds	September, 2006	2016	2.150%	377,965	semiannually	bullet
				377,965
Global notes
Global notes	July, 2003	2013	9.125%	377,724	semiannually	bullet
Global notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global notes	September, 2004	2014	7.750%	397,865	semiannually	bullet
Global notes	October, 2006	2016	6.125%	854,972	semiannually	bullet
Global notes	November, 2007	2018	5.875%	1,739,529	semiannually	bullet
Global notes	February and July, 2009	2019	7.875%	2,807,917	semiannually	bullet
Global notes	October, 2009	2020	5.75%	2,477,865	semiannually	bullet
Global notes	October, 2009	2040	6.875%	1,476,969	semiannually	bullet
				10,709,621

Financial institutions	from 2004	up to 2017	from 2.02% to 4.13%	1,682,543	various	various
				1,682,543

				13,268,959

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8.   Financing (Continued)

Long-term financing - Additional information (Continued)

b)    Long-term debt maturity dates:

2011	392,028
2012	1,261,798
2013	537,062
2014	553,874
2015	72,200
Thereafter	10,451,997
13,268,959

9. Other Operating Expenses

The Company recognized a loss of US$ 29,320 and US$ 577,128 due to a reduction in the value of the inventory for the year ended December 31, 2009 and 2008, respectively, resulting from lower international oil prices.

10. Stockholder's Deficit

Capital

The subscribed capital at December 31, 2009 and 2008 is US$ 300,050 divided into 300,050,000 shares of US$ 1.00 each.

11. Commitments and Contingencies

(a) Oil purchase contract

In an effort to ensure procurement of crude oil and oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2017, which collectively obligate it to purchase a minimum of approximately 172,188 barrels of crude oil and oil products per day at market prices.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

11. Commitments and Contingencies (Continued)

(b) Purchase option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case PNBV exercises the Put Option, upon the occurrence of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to Platform P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case PNBV exercises the Put Option, upon the occurrence of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans agreement

The Company’s outstanding position at December 31, 2009 in irrevocable letters of credit was US$ 556,162, as compared to US$ 627,946 at December 31, 2008, supporting crude oil and oil products imports and services.

Additionally, the Company had standby committed facilities available in the amount of US$ 518,500, (US$ 546,270 at December 31, 2008) which are not committed to any specific use. PifCo has not drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

In June 2008, PifCo issued a corporate guarantee to International Finance Corporation – IFC in the amount of US$ 40,000 to back a loan contracted by affiliate company Quattor Petroquímica in connection with Petrobras strategy to consolidate petrochemical assets in the southeast region of Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in U.S. dollars, at a rate of 1% per annum over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event of financial execution of this guarantee, PifCo has been granted the right to recourse.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities

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

The commodity derivative contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using marked-to-market accounting, in the period of change.

As of December 31, 2009, the Company had the following outstanding commodity derivative contracts that were entered into:

Commodity Contracts	Notional amount in thousands of bbl*
Maturity 2010	2009	2008
Futures and Forwards contracts
Crude oil and oil Products	(3.447)	(2.704)

* A negative notional amount represents a short position.

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the U.S. dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

The Company has elected to designate its cross currency swap as cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yen.

As of December 31, 2009, the Company had entered into the following cross currency swap:

Cross Currency Swaps

Maturing in 2016%		Notional Amount in thousand (JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At December 31, 2009, the over the counter foreign exchange derivative contract, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 22,101.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2009.

	December 31, 2009				December 31, 2008
	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts
Cross currency swap	Other current assets	64,819		-	Other current assets	47,278		-

Derivatives not designated as hedging instruments under Codification Topic 815
Commodity contracts	Other current assets	23,143	Other current liabilities	22,997	Other current assets	38,513	Other current liabilities	1,101

Total Derivatives		87,962		22,997		85,791		1,101

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Amount of Gain Recognized in income on derivative (Innefective Portion and Amount Excluded from Effectiveness Testing

Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	2009	2008	Location of Gain or (Loss) eclassified from Accumulated OCI into Income (effective portion)	2009	2008	2009	2008

Foreign exchange contracts	8,286	(20,072)	Hedge on sales and financial transactions, net	18,140	(9,596)	760	350

		Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	2009	2008

Commodity contracts	Financial income	267,321	501,560
	Financial expense	(401,736)	(415,627)
Total		(134,415)	85,933

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2009 and 2008.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term portion of long-term debt and trade payables approximate their carrying values.

The Company’s long-term asset related to the export prepayment program was US$ 263,480 and US$ 331,450 at December 31, 2009 and 2008, and had fair values of US$ 270,500 and US$ 335,100, respectively.

The disclosure requirements of Codification Topic 820 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with Codification Topic 320.

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

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at December 31, 2009, was:

	Level 1	Level 2	December 31, 2009

Assets
Marketable securities - available for sale	1,184,142		1,184,142
Derivatives	23,143	64,819	87,962

Liability
Derivatives	22,997		22,997

* * *