Form 20-F/A
period 2009-12-31
PETROBRAS INTERNATIONAL FINANCE CO; PETROBRAS - PETROLEO BRASILEIRO SA
filed 2010-08-31
CIK 1163371, 1119639

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
AMENDMENT NO. 1
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009

Commission File Number 001-15106	Commission File Number: 001-33121
Petróleo Brasileiro S.A.—Petrobras	Petrobras International Finance Company
(Exact name of registrant as specified in its charter) Brazilian Petroleum Corporation—Petrobras (Translation of registrant’s name into English)	(Exact name of registrant as specified in its charter)

The Federative Republic of Brazil	Cayman Islands
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Avenida República do Chile, 65	4th Floor , Harbour Place
20031-912 — Rio de Janeiro — RJ	103 South Church Street
Brazil	P.O. Box 1034GT — BWI
(Address of principal executive offices)	George Town, Grand Cayman
Cayman Islands
(Address of principal executive offices)

Almir Guilherme Barbassa
(55 21) 3224-2040 — barbassa@petrobras.com.br	Sérvio Túlio da Rosa Tinoco
Avenida República do Chile, 65 — 23rd Floor	(55 21) 3224-1410 — ttinoco@petrobras.com.br
20031-912 — Rio de Janeiro — RJ	Avenida República do Chile, 65 — 3rd Floor
Brazil	20031-912 — Rio de Janeiro — RJ
Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)	(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Petrobras Common Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares, or ADSs	New York Stock Exchange
(evidenced by American Depositary Receipts, or ADRs),
each representing 2 Common Shares
Petrobras Preferred Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares	New York Stock Exchange
(as evidenced by American Depositary Receipts),
each representing 2 Preferred Shares
6.125% Global Notes due 2016, issued by PifCo	New York Stock Exchange
5.875% Global Notes due 2018, issued by PifCo	New York Stock Exchange
7.875% Global Notes due 2019, issued by PifCo	New York Stock Exchange
5.75% Global Notes due 2020, issued by PifCo	New York Stock Exchange
6.875% Global Notes due 2040, issued by PifCo	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
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
Yes ☑ [Petrobras] No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ [Petrobras]	Accelerated filer ☐	Non-accelerated filer ☑ [PifCo] (Do not check if a smaller reporting company)	Smaller reporting company ☐
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
Yes ☐ No ☑

EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras International Finance Company (“PifCo”) for the fiscal year ended December 31, 2009 filed on May 19, 2010 (the “Original Form 20-F”) is being filed solely to replace third-party engineering reports of DeGolyer and MacNaughton (“D&M”) filed with the Original Form 20-F. The revised reports are filed herewith as Exhibit 99.1.
The changes in the revised reports are summarized below:
•	With respect to the report relating to Petrobras’ domestic reserves located onshore and offshore Brazil, D&M revised its original report to (1) include a more complete discussion of the methods employed by the third-party engineer to arrive at its conclusion that there was no material difference between the net proved reserve estimates prepared by Petrobras and D&M; (2) present 12-month average adjusted and benchmark price information for oil and natural gas used to determine reserve volumes; and (3) state the aggregate percentage difference between the net proved reserve estimates of Petrobras and D&M.

•	D&M’s report relating Petrobras’ international reserves located at certain selected properties in North America and South America (outside of Brazil) has been revised to include the 12-month average adjusted and benchmark pricing information for oil and natural gas used to determine reserve volumes.

•	D&M deleted language from the final paragraph of each of its reports purporting to limit reliance on the report.
This Amendment No. 1 consists of a cover page, this explanatory note, Item 19, Exhibit 99.1, and the signature pages and the required certifications of the chief executive officer and chief financial officer of each of Petrobras and PifCo.
Except for the matters described above, this Amendment No. 1 does not modify or update disclosure in, or exhibits to, the Original Form 20-F.

Item 19. Exhibits

No.	Description

1.1	Amended Bylaws of Petróleo Brasileiro S.A.-Petrobras (together with an English version) (incorporated by reference to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras, filed with the Securities and Exchange Commission on June 30, 2004 (File No. 1-15106)).

1.2	Memorandum and Articles of Association of Petrobras International Finance Company (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002, March 20, 2003 (File No. 333-14168) and June 26, 2007 and May 19, 2008 (File No. 001-331121). PifCo’s Memorandum and Articles of Association were last amended on February 23, 2008.

2.1	Form of Amended and Restated Deposit Agreement, dated as of January 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the common shares of Petrobras (incorporated by reference to Exhibit 4.1 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665).

2.2	Amendment No. 1, dated as of June 2007, to the Amended and Restated Deposit Agreement, dated as of January 2, 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the common shares of Petrobras (incorporated by reference to Exhibit 4.2 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.3	Form of American Depositary Receipt evidencing American Depositary Shares representing the common shares of Petrobras (incorporated by reference to Exhibit 4.3 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.4	Form of Amended and Restated Deposit Agreement, dated as of January 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.4 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.5	Amendment No. 1, dated as of June 2007, to the Amended and Restated Deposit Agreement, dated as of January 2, 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the American depositary shares, representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.5 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.6	Form of American depositary receipt evidencing American depositary shares representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.6 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.7	Indenture, dated as of July 19, 2002, between Petrobras International Finance Company and JPMorgan Chase Bank, as Trustee (incorporated by reference to exhibit 4.5 of the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-3, filed with the Securities and Exchange Commission on July 5, 2002, and amendments to which were filed on July 19, 2002 and August 14, 2002 (File No. 333-92044-01)).

2.8	Amended and Restated First Supplemental Indenture, originally dated as of July 6, 2001, as supplemented as of November 26, 2001, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, relating to the 9.750% Senior Notes due 2011 (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F of Petrobras and PifCo, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.9	Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F of Petrobras and PifCo, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.10	Amended and Restated Third Supplemental Indenture, initially dated as of December 10, 2003, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018 (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.11	Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York Mellon, as

No.	Description

Trustee, relating to the 9 3/4% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.12	Amended and Restated Fourth Supplemental Indenture, initially dated as of September 15, 2004, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and JPMorgan Chase Bank, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 7.75% Global Notes due 2014 (incorporated by reference to Exhibit 2.12 to the Annual Report on Form 20-F of Petrobras and PifCo, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.13	Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petróleo Brasileiro S.A.— Petrobras, and USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petróleo Brasileiro S.A.— Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.14	Amended and Restated Fifth Supplemental Indenture, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and the Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 6.125% Global Notes due 2016 (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras and PifCo, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.15	Amended and Restated First Supplemental Indenture, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008, as amended and restated as of March 31, 2010, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 5.875% Global Notes due 2018 (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras and PifCo, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.16	Guaranty for the 9.750% Senior Notes due 2011, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.17	Guaranty for the 9.125% Global Notes due 2013, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.18	Guaranty for the 8.375% Global Notes due 2018, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.19	Master Export Contract, dated as of December 21, 2001, between Petróleo Brasileiro S.A.— Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.20	Amendment to the Master Export Contract, dated as of May 21, 2003, among Petróleo Brasileiro S.A.— Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.21	Depositary Agreement, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Securities Intermediary, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.22	Letter Agreement relating to the Depositary Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.20 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.23	Administrative Services Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.— Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.24	Letter Agreement relating to the Administrative Services Agreement, dated as of May 16, 2003 (incorporated by reference to Exhibit 2.22 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and

No.	Description

Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.25	Amended and Restated Trust Deed, dated as of December 21, 2001, among U.S. Bank, National Association, Cayman Islands Branch, in capacity as Trustee of the PF Export Receivables Master Trust, Citibank, N.A., in capacity as Paying Agent, Transfer Agent, Registrar and Depositary Bank, and Petrobras International Finance Company, as Servicer (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.26	Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.— Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.27	Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petróleo Brasileiro S.A.— Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.28	Prepayment Agreement, dated as of December 21, 2001, between Petróleo Brasileiro S.A.— Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.29	Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petróleo Brasileiro S.A.— Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.30	Guaranty for the 7.75% Global Notes due 2014, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.30 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.31	Guaranty for the 6.125% Global Notes due 2016, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.31 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.32	Guaranty for the 5.875% Global Notes due 2018, dated as of March 31, 2010, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.32 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.33	Amended and Restated Second Supplemental Indenture, initially dated as of February 11,2009, as amended and restated as of July 9, 2009, between Petrobras International Finance Company (PifCo) and the Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 7.875% Global Notes due 2019 (incorporated by reference to Exhibit 2.33 to the Annual Report on Form 20-F of Petrobras and PifCo, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.34	Amended and Restated Guaranty, initially dated as of February 11, 2009, as amended and restated as of July 9, 2009, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.34 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.35	Third Supplemental Indenture, dated as of October 30, 2009, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 5.75% Global Notes due 2020 (incorporated by reference to Exhibit 2.35 to the Annual Report on Form 20-F of Petrobras and PifCo, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.36	Fourth Supplemental Indenture, dated as of October 30, 2009, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 6.875% Global Notes due 2040 (incorporated by reference to Exhibit 2.36 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

2.37	Guaranty for the 5.75% Global Notes due 2020, dated as of October 30, 2009, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.37 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

No.	Description

2.38	Guaranty for the 6.975% Global Notes due 2040, dated as of October 30, 2009, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.38 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

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

4.1	Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

4.2	Purchase and Sale Agreement of natural gas, executed between Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos-YPFB (together with and English version) (incorporated by reference to Exhibit 10.2 to Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	PifCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	PifCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent letter of KPMG (incorporated by reference to Exhibit 15.1 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

15.2	Consent letter of KPMG (incorporated by reference to Exhibit 15.2 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

15.3	Consent letter of DeGolyer and MacNaughton (incorporated by reference to Exhibit 15.3 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 19, 2010 (File Nos. 1-15106 and 1-33121)).

99.1	Third-Party Reports of DeGolyer and MacNaughton.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on August 31, 2010.

Petróleo Brasileiro S.A.—PETROBRAS
By:	/s/ José Sergio Gabrielli de Azevedo
Name:	José Sergio Gabrielli de Azevedo
Title:	Chief Executive Officer

By:	/s/ Almir Guilherme Barbassa
Name:	Almir Guilherme Barbassa
Title:	Chief Financial Officer and Chief Investor Relations Officer

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on August 31, 2010.

Petrobras International Finance Company—PifCo
By:	/s/ Daniel Lima de Oliveira
Name:	Daniel Lima de Oliveira
Title:	Chairman and Chief Executive Officer

By:	/s/ Sérvio Túlio da Rosa Tinoco
Name:	Sérvio Túlio da Rosa Tinoco
Title:	Chief Financial Officer