Form 20-F
period 2010-12-31
PETROBRAS INTERNATIONAL FINANCE CO; PETROBRAS - PETROLEO BRASILEIRO SA
filed 2011-05-26
CIK 1163371, 1119639

As filed with the Securities and Exchange Commission on May 25, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2010

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
__________

Avenida República do Chile, 65

20031-912 – Rio de Janeiro – RJ

Brazil

(Address of principal executive offices)

Almir Guilherme Barbassa
(55 21) 3224-2040 – barbassa@petrobras.com.br
Avenida República do Chile, 65 – 23rd Floor
20031-912 – Rio de Janeiro – RJ

Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

4th Floor, Harbour Place

103 South Church Street

P.O. Box 1034GT – BWI

George Town, Grand Cayman

Cayman Islands

(Address of principal executive offices)

Sérvio Túlio da Rosa Tinoco

(55 21) 3224-1410 – ttinoco@petrobras.com.br
Avenida República do Chile, 65 – 3rd Floor
20031-912 – Rio de Janeiro – RJ

Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Petrobras Common Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing 2 Common Shares	New York Stock Exchange
Petrobras Preferred Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares (as evidenced by American Depositary Receipts), each representing 2 Preferred Shares	New York Stock Exchange
6.125% Global Notes due 2016, issued by PifCo	New York Stock Exchange
3.875% Global Notes due 2016, issued by PifCo	New York Stock Exchange
5.875% Global Notes due 2018, issued by PifCo	New York Stock Exchange
7.875% Global Notes due 2019, issued by PifCo	New York Stock Exchange
5.75% Global Notes due 2020, issued by PifCo	New York Stock Exchange
5.375% Global Notes due 2021, issued by PifCo	New York Stock Exchange
6.875% Global Notes due 2040, issued by PifCo	New York Stock Exchange
6.750% Global Notes due 2041, issued by PifCo	New York Stock Exchange

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

9.750% Senior Notes due 2011, issued by PifCo

9.125% Global Notes due 2013, issued by PifCo

7.75% Global Notes due 2014, issued by PifCo

8.375% Global Notes due 2018, issued by PifCo

The number of outstanding shares of each class of stock of Petrobras and PifCo as of December 31, 2010 was:

7,442,454,142 Petrobras Common Shares, without par value

5,602,042,788 Petrobras Preferred Shares, without par value

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

Large accelerated filer  ☑  [Petrobras]         Accelerated filer ☐         Non-accelerated filer ☑  [PifCo]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP  ☑                  International Financial Reporting Standards as issued by the International Accounting Standards Board ☐                    Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☑

FORWARD-LOOKING STATEMENTS

Many statements made in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), that are not based on historical facts and are not assurances of future results.  Many of the forward-looking statements contained in this annual report may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others.  We have made forward-looking statements that address, among other things:

•         our marketing and expansion strategy;

•         our exploration and production activities, including drilling;

•         our activities related to refining, import, export, transportation of petroleum, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;

•         our projected and targeted capital expenditures and other costs, commitments and revenues;

•         our liquidity and sources of funding;

•         development of additional revenue sources; and

•         the impact, including cost, of acquisitions.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors include, among other things:

•         our ability to obtain financing;

•         general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•         our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;

•         global economic conditions;

•         our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;

•         uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•         competition;

•         technical difficulties in the operation of our equipment and the provision of our services;

•         changes in, or failure to comply with, laws or regulations;

•         receipt of governmental approvals and licenses;

•         international and Brazilian political, economic and social developments;

•         natural disasters, accidents, military operations, acts of sabotage, wars or embargoes;

•         the cost and availability of adequate insurance coverage; and

•         other factors discussed below under “Risk Factors.”

For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this annual report.

All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

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

GLOSSARY OF PETROLEUM INDUSTRY TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

ANEEL	The Agência Nacional de Energia Elétrica (National Electrical Energy Agency), or ANEEL, is the federal agency that regulates the electricity industry in Brazil.
ANP

The Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (National Petroleum, Natural Gas and Biofuels Agency), or ANP, is the federal agency that regulates the oil, natural gas and renewable fuels industry in Brazil.

API°	Standard measure of oil density developed by the American Petroleum Institute.
Barrels	Barrels of crude oil.
BSW	Basic sediment and water, a measurement of the water and sediment content of flowing crude oil.
Catalytic cracking	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.
Coker	A vessel in which bitumen is cracked into its fractions.
Condensate	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperature and pressure.
CNPE	The Conselho Nacional de Política Energética (National Energy Policy Council), or CNPE, is an advisory body of the President of the Republic responsible for formulating energy policies and guidelines.
Deep water	Between 300 and 1,500 meters (984 and 4,921 feet) deep.
Distillation	A process by which liquids are separated or refined by vaporization followed by condensation.
EWT	Extended well test.
Exploration Area	A region in Brazil under a regulatory contract without a known hydrocarbon accumulation or with a hydrocarbon accumulation that has not yet been declared commercial.
FPSO	Floating Production, Storage and Offloading Unit.
Heavy crude oil	Crude oil with API density less than or equal to 22°.
Intermediate crude oil	Crude oil with API density higher than 22° and less than or equal to 31°.
Light crude oil	Crude oil with API density higher than 31°.
LNG	Liquefied natural gas.
LPG	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

MME	The federal Ministry of Mines and Energy, or MME.
NGLs	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperature and pressure.
Oil	Crude oil, including NGLs and condensates.
Pre-salt reservoir	A geological formation containing oil or natural gas deposits located beneath an evaporitic layer.
Post-salt reservoir	A geological formation containing oil or natural gas deposits located above an evaporitic layer.
Proved reserves

Consistent with the definitions in the SEC’s Amended Rule 4-10(a) of Regulation S-X, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.  Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined.  The price is the average price during the 12-month period prior to December 31, 2010, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.  The project to extract the hydrocarbons must have commenced or we must be reasonably certain that we will commence the project within a reasonable time.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Proved developed reserves.

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
Synthetic oil and synthetic gas

A mixture of hydrocarbons derived by upgrading (i.e., chemically altering) natural bitumen from oil sands, kerogen from oil shales, or processing of other substances such as natural gas or coal.  Synthetic oil may contain sulfur or other non-hydrocarbon compounds and has many similarities to crude oil.

TLWP	Tension Leg Wellhead Platform.
Total depth	Total depth of a well, including vertical distance through water and below the mudline.
Ultra-deep water	Over 1,500 meters (4,921 feet) deep.

CONVERSION TABLE

1 acre	=	0.004047 km2
1 barrel	=	42 U.S. gallons	=	Approximately 0.13 t of oil
1 boe	=	1 barrel of crude oil equivalent	=	6,000 cf of natural gas
1 m3 of natural gas	=	35.315 cf	=	0.0059 boe
1 km	=	0.6214 miles
1 km2	=	247 acres
1 meter	=	3.2808 feet
1 t of crude oil	=	1,000 kilograms of crude oil	=	Approximately 7.5 barrels of crude oil (assuming an atmospheric pressure index gravity of 37° API)

ABBREVIATIONS

bbl	Barrels
bn	Billion (thousand million)
bnbbl	Billion barrels
bncf	Billion cubic feet
bnm[3]	Billion cubic meters
boe	Barrels of oil equivalent
bbl/d	Barrels per day
cf	Cubic feet
GOM	Gulf of Mexico
GW	Gigawatts
GWh	One gigawatt of power supplied or demanded for one hour
km	Kilometer
km2	Square kilometers
m3	Cubic meter
mbbl	Thousand barrels
mbbl/d	Thousand barrels per day
mboe	Thousand barrels of oil equivalent
mboe/d	Thousand barrels of oil equivalent per day
mcf	Thousand cubic feet
mcf/d	Thousand cubic feet per day
mm3	Thousand cubic meters
mm3/d	Thousand cubic meters per day
mmbbl	Million barrels
mmbbl/d	Million barrels per day
mmboe	Million barrels of oil equivalent
mmboe/d	Million barrels of oil equivalent per day
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
mmm[3]	Million cubic meters
mmm3/d	Million cubic meters per day
mmt/y	Million metric tons per year
MW	Megawatts
MWavg	Amount of energy (in MWh) divided by the time (in hours) in which such energy is produced or consumed
MWh	One megawatt of power supplied or demanded for one hour
ppm	Parts per million
P$	Argentine pesos
R$	Brazilian reais
t	Metric ton
tcf	Trillion cubic feet
U.S.$	United States dollars
/d	Per day
/y	Per year

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

Petrobras

The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the accompanying notes, contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  See Item 5. “Operating and Financial Review and Prospects” and Note 2(a) to our audited consolidated financial statements.  U.S. GAAP differs in certain respects from International Financial Reporting Standards (IFRS), as issued by the International Financial Reporting Standards Board (IASB) and applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM).  Brazilian Corporate Law was amended in 2007 to permit accounting practices adopted in Brazil (Brazilian GAAP) to converge with IFRS.  We have prepared our consolidated financial statements, in reais, in accordance with IFRS beginning with the three-month period ended March 31, 2010.  We are currently evaluating the possibility of discontinuing U.S. GAAP reporting and adopting IFRS as issued by the IASB as the basis for the audited consolidated financial statements contained in our annual report on Form 20-F for the year ended December 31, 2011.

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

•         forward-looking amounts, including estimated future capital expenditures, have all been based on our Petrobras 2020 Strategic Plan, which covers the period from 2009 to 2020, and on our 2010-2014 Business Plan, and have been projected on a constant basis and have been translated from reais  at an estimated average exchange rate of R$1.78 to U.S.$1.00, in accordance with our 2010-2014 Business Plan.  In addition, in accordance with our 2010-2014 Business Plan and our 2011 Annual Business Plan, future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of U.S.$93 per barrel for 2011, U.S.$82 per barrel for 2012, U.S.$82 per barrel for 2013, U.S.$82 per barrel for 2014 and U.S.$82 per barrel for 2015 adjusted for our quality and location differences, unless otherwise stated; and

•         estimated future capital expenditures are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.

PifCo

PifCo’s functional currency is the U.S. dollar.  Substantially all of PifCo’s sales are made in U.S. dollars and all of its debt is denominated in U.S. dollars.  Accordingly, PifCo’s audited consolidated financial statements as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with U.S. GAAP and include PifCo’s wholly owned subsidiaries: Petrobras Europe Limited (PEL), Petrobras Finance Limited (PFL), Bear Insurance Company Limited (BEAR) and Petrobras Singapore Private Limited (PSPL).

RECENT DEVELOPMENTS

Global Offering of Shares

On September 29, 2010, we issued 2,293,907,960 common shares, including common shares in the form of American Depositary Shares (ADSs), and 1,788,515,136 preferred shares, including preferred shares in the form of ADSs, in a global public offering consisting of a registered offering in Brazil and an international offering, which included a registered offering in the United States. On October 1, 2010, we issued an additional 75,198,838 common shares (including common shares in the form of ADSs) and 112,798,256 preferred shares (including preferred shares in the form of ADSs) pursuant to the exercise of the underwriters’ over-allotment option. The aggregate proceeds of the global offering to us, after underwriting discounts and commissions and including the exercise of the underwriters’ over-allotment option, was approximately U.S.$70 billion. We applied the net proceeds from the global offering to pay the initial purchase price under the Assignment Agreement described below and to continue to develop all of our business segments in accordance with Petrobras’ 2010-2014 Business Plan.

Assignment Agreement (Cessão Onerosa)

On September 3, 2010, we entered into an agreement with the Brazilian federal government (the Assignment Agreement), under which the government assigned to us the right to conduct activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. For further information on the Assignment Agreement, see Item 10. “Material contracts—Petrobras—Assignment Agreement.”

PRESENTATION OF INFORMATION CONCERNING RESERVES

Petrobras continues to utilize the SEC rules for estimating and disclosing oil and gas reserve quantities included in this annual report.  In accordance with these rules, adopted by Petrobras at year-end 2009, the year-end 2010 and 2009 reserve volumes have been estimated using the average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period include non-traditional reserves, such as synthetic oil and gas.  Year-end 2008 reserve volumes were estimated using year-end prices.  In addition, the amended rules also adopted a reliable technology definition that permits reserves to be added based on field-tested technologies.  The adoption of the SEC’s rules for estimating and disclosing oil and gas reserves and the FASB’s issuance of the Accounting Standards Update No. 2010-03 “Oil and Gas Reserve Estimation and Disclosure” in December 2010 generated no material impact on our reported reserves or on our consolidated financial position or results of operations.  DeGolyer and MacNaughton (D&M) provided estimates of most of our net domestic reserves as of December 31, 2010.  D&M also provided estimates of most of our net international reserves where we are the operator as of December 31, 2010.  All reserve estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.

On January 14, 2011, we filed reserve estimates for Brazil with the ANP, in accordance with Brazilian rules and regulations, totaling 12.91 billion barrels of crude oil and condensate and 14.24 trillion cubic feet of natural gas.  The reserve estimates filed with the ANP and those provided herein differ by approximately 25.9%.  This difference is due to: (i) the ANP requirement to estimate proved reserves through the technical-economical abandonment of production wells, as opposed to limiting reserve estimates to the life of the concession contracts as required by Rule 4-10 of Regulation S-X; and (ii) different technical criteria for booking proved reserves, including the use of current oil prices as opposed to the SEC requirement that the 12-month average price be used to determine the economic producibility of reserves in Brazil.

We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers, or SPE.  The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 0.47 billion barrels of crude oil and NGLs and 1,406 billion cubic feet of natural gas, which is approximately 15% higher than the reserve estimates calculated under Regulation S-X, as provided herein.  This difference occurs because of different technical criteria for booking proved reserves, including the use of current oil prices as opposed to the SEC requirement that the 12-month average price be used to determine the economic producibility of international reserves.  In addition, we have not yet included all volumes from the Gulf of Mexico fields because there is no production history available for analogous reservoirs.

PART I

Item 1.                  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                  Offer Statistics and Expected Timetable

Not applicable.

Item 3.                  Key Information

Selected Financial Data

Petrobras

The following tables set forth our selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP.  The data for each of the five years in the period ended December 31, 2010 has been derived from our audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.  The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”  Certain prior year amounts for 2009, 2008, 2007 and 2006 have been reclassified to conform to current year presentation standards.  These reclassifications had no impact on our net income or any material effect on our consolidated financial statements.

BALANCE SHEET DATA—PETROBRAS

	As of December 31,
	2010	2009	2008	2007	2006
	(U.S.$ million)
Assets:
Total current assets	63,863	42,644	26,758	29,140	30,955
Property, plant and equipment, net	218,567	136,167	84,719	84,282	58,897
Investments in non-consolidated companies and other investments	6,312	4,350	3,198	5,112	3,262
Total non-current assets	19,941	17,109	11,020	11,181	5,566
Total assets	308,683	200,270	125,695	129,715	98,680
Liabilities and shareholders’ equity:
Total current liabilities	33,552	30,965	24,756	24,468	21,976
Total long-term liabilities(1)	31,263	24,844	17,731	21,534	16,829
Long-term debt(2)	60,471	49,041	20,640	16,202	13,610
Total liabilities	125,286	104,850	63,127	62,204	52,415
Shareholders’ equity
Shares authorized and issued:
Preferred share	45,840	15,106	15,106	8,620	7,718
Common share	63,906	21,088	21,088	12,196	10,959
Capital reserve and other comprehensive income	71,748	57,864	25,715	44,363	25,622
Petrobras’ shareholders’ equity	181,494	94,058	61,909	65,179	44,299
Non-controlling interest	1,903	1,362	659	2,332	1,966
Total equity	183,397	95,420	62,568	67,511	46,265
Total liabilities and shareholders’ equity	308,683	200,270	125,695	129,715	98,680

(1)                  Excludes long-term debt.

(2)                  Excludes current portion of long-term debt.

INCOME STATEMENT DATA—PETROBRAS

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(U.S.$ million, except for share and per share data)

Net operating revenues	120,052	91,869	118,257	87,735	72,347
Operating income(1)	24,158	21,869	25,294	20,451	19,844
Net income for the year attributable to Petrobras(2)	19,184	15,504	18,879	13,138	12,826
Weighted average number of shares outstanding:(3)
Common	5,683,061,430	5,073,347,344	5,073,347,344	5,073,347,344	5,073,347,344
Preferred	4,189,764,635	3,700,729,396	3,700,729,396	3,700,729,396	3,699,806,288
Operating income per:(1)(3)
Common and Preferred Shares	2.45	2.49	2.88	2.33	2.26
Common and Preferred ADS(4)	4.90	4.98	5.76	4.66	4.52
Basic and diluted earnings per:(2)(3)
Common and Preferred Shares	1.94	1.77	2.15	1.50	1.46
Common and Preferred ADS(4)	3.88	3.54	4.30	3.00	2.92
Cash dividends per:(3)(5)
Common and Preferred shares	0.69	0.59	0.47	0.35	0.42
Common and Preferred ADS(4)	1.37	1.18	0.94	0.70	0.84

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

(4)           We carried out a four-for-one reverse stock split in July 2007 that changed the ratio of underlying shares to ADSs from four shares for each ADS to two shares for each ADS.  Per share amounts for all periods give effect to the stock split.

(5)           Represents dividends paid during the year.

PifCo

The following tables set forth PifCo’s selected consolidated financial data, presented in U.S. dollars and prepared in accordance with U.S. GAAP.  The data for each of the five years in the period ended December 31, 2010 have been derived from PifCo’s audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.  The information below should be read in conjunction with, and is qualified in its entirety by reference to, PifCo’s audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA—PifCo

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(U.S.$ million)
Assets:
Total current assets	14,438	22,986	30,383	28,002	19,241
Property and equipment, net	1	2	2	1	1
Total other assets	3,543	3,377	2,918	4,867	2,079
Total assets	17,982	26,365	33,303	32,870	21,321

Liabilities and stockholder’s deficit:
Total current liabilities	5,893	13,175	28,012	27,686	9,264
Total long-term liabilities(1)	—	—	—	—	7,442
Long-term debt(2)	12,431	13,269	5,884	5,187	4,640
Total liabilities	18,324	26,444	33,896	32,873	21,346
Total stockholder’s deficit	(342)	(79)	(593)	(3)	(25)
Total liabilities and stockholder’s deficit	17,982	26,365	33,303	32,870	21,321

(1)                  Excludes long-term debt.

(2)                  Excludes current portion of long-term debt.

INCOME STATEMENT DATA—PifCo

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(U.S.$ million)
Net operating revenue	34,759	28,850	42,443	26,732	22,070
Operating income (loss)	2	578	(927)	127	(38)
Net (loss)/income for the year	(262)	487	(772)	29	(211)

RISK FACTORS

Risks Relating to Our Operations

Exploration and production of oil in deep and ultra-deep waters involves risks.

Exploration and production of oil involves risks that are increased when carried out in deep and ultra-deep waters. The majority of our exploration and production activities are carried out in deep and ultra-deep waters, and the proportion of our deepwater activities will remain constant or increase due to the location of our pre-salt reservoirs in deep and ultra-deep waters. Our activities, particularly deep and ultra-deep water drilling, present several risks such as the risk of spills, explosions in platforms and drilling operations and natural disasters. The occurrence of any of these events or other incidents could result in personal injuries, loss of life, severe environmental damage with the resulting containment, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings.

Our insurance policies do not cover all liabilities, and insurance may not be available for all risks. There can be no assurance that incidents will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we will not be found liable in connection with claims arising from these and other events.

Substantial or extended declines and volatility in the international prices of crude oil, oil products and natural gas as well as a significant depreciation of the real in relation to the U.S. dollar may have a material adverse effect on us.

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

•         global financial crises, such as the global financial crisis of 2008;

•         competition from other energy sources;

•         domestic and foreign government regulations; and

•         weather conditions.

Volatility and uncertainty in international prices for crude oil, oil products and natural gas may continue.  Substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves.  Significant decreases in the price of crude oil may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserve estimates in the future.  In addition, our pricing policy in Brazil is intended to be at parity with international product prices over the long term.  In general we do not adjust our prices for diesel, gasoline and LPG during periods of volatility in the international markets.  As a result, material rapid or sustained increases in the international price of crude oil and oil products may result in reduced downstream margins for us, and we may not realize all the gains that our competitors realize in periods of higher international prices.  We are also exposed to this risk during periods of depreciation of the real in relation to the U.S. dollar, as we sell oil and oil products in Brazil in reais and international prices for crude oil and oil products are set in U.S. dollars. A depreciation of the real reduces our prices in U.S. dollar terms and may lead to reduced margins in U.S. dollars.

Our ability to maintain our long-term growth objectives for oil production depends on our ability to successfully develop our reserves, and failure to do so could prevent us from achieving our long-term goals for growth in production.

Our ability to maintain our long-term growth objectives for oil production, including those defined in our 2010-2014 Business Plan, is highly dependent upon our ability to successfully develop our existing reserves and, in the long term, upon our ability to obtain additional reserves.  The development of the sizable reservoirs in deep and ultra-deep waters, including the pre-salt reservoirs that have been assigned to us by the Brazilian federal government, has demanded and will continue to demand significant capital investments.  A primary operational challenge, particularly for the pre-salt, will be allocating our resources to build the necessary infrastructure at considerable distances from the shore and securing qualified labor force and offshore oil services to develop reservoirs of such size and magnitude in a timely manner, a challenge that is particularly heightened by the fact that we are required to acquire a minimum level of goods and services from Brazilian providers.  We cannot guarantee that we will have or will be able to obtain, in the time frame that we expect, sufficient resources for the installation of infrastructure, hiring of qualified labor force and provisioning of offshore oil services necessary to exploit the reservoirs in deep and ultra-deep waters that the Brazilian federal government has licensed and assigned to us, or that it may license to us in the future, including as a result of the enactment of the new regulatory model for the oil and gas industry in Brazil.

Our exploration activities also expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves.  The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or incidents, and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled.  These risks are heightened when we drill in deep and ultra-deep water.  In addition, increased competition in the oil and gas sector in Brazil may increase the costs of obtaining additional reservoirs in bidding rounds for new concessions.  We may not be able to maintain our long-term growth objectives for oil production unless we conduct successful exploration and development activities of our large reservoirs in a timely manner.

We may not obtain, or it may be difficult for us to obtain, financing for our planned investments, which may have a material adverse effect on us.

Under our 2010-2014 Business Plan, we intend to invest U.S.$224 billion between 2010 and 2014.  This amount does not include our funding requirements to acquire our rights under the Assignment Agreement or the capital expenditures that will be required to explore and develop the areas covered by the Assignment Agreement.  In order to implement our 2010-2014 Business Plan, including the development of our oil and natural gas exploration activities in the pre- and post-salt layers and the development of refining capacity sufficient to process increasing production volumes, we will need to raise significant amounts of debt capital in the financial and capital markets, including by, among other means, loans and issuing debt securities.  We cannot guarantee that we will be able to obtain the necessary financing in a timely and advantageous manner in order to implement our 2010-2014 Business Plan.

The Brazilian federal government maintains control over our investment budget and establishes limits on our investments and long-term debt.  As a state-controlled entity, we must submit our budget for approval every year to the Ministry of Planning, Budget and Management, the MME and the Brazilian Congress.  Our approved budget may not be sufficient to make all of the investments that we envision, and may prevent us from acquiring additional indebtedness in a certain fiscal year. In this case, if we are not able to obtain financing at reasonable terms and conditions that do not require approval by the Brazilian federal government and the Brazilian Congress, we may not be able to complete all or part of our planned investments, including those we have agreed to make to develop our oil and natural gas exploration activities, which will adversely affect our business.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty, which could adversely affect our ability to generate income.

The proved crude oil and natural gas reserves set forth in this annual report are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made) according to applicable regulations.  Our proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  There are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to our production, which may lead us to make revisions to our reserve estimates.  Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition.

We do not own any of the subsoil accumulations of crude oil and natural gas in Brazil.

Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income.  Under Brazilian law, the Brazilian federal government owns all subsoil accumulations of crude oil and natural gas in Brazil and the concessionaire owns the oil and gas it produces from those subsoil accumulations pursuant to concession agreements.  We possess the exclusive right to develop the volumes of crude oil and natural gas included in our reserves pursuant to concession agreements awarded to us by the Brazilian federal government and we own the hydrocarbons we produce under those concession agreements.  Our ability to generate income would be adversely affected if the Brazilian federal government were to restrict or prevent us from exploiting these crude oil and natural gas reserves.  In addition, we may be subject to fines by the ANP and our concessions may be revoked if we do not comply with our obligations under our concessions.

The new regulatory model for the oil and gas industry in Brazil and the Assignment Agreement may be challenged in Brazilian courts.

The new regulatory model for the oil and gas industry in Brazil, enacted in 2010, establishes new rules for the exploration and production of oil and natural gas in the pre-salt areas in Brazil.  See Item 4. “Information on the Company—Regulation of the Oil and Gas Industry in Brazil—Current Regulatory Framework.” The assignment agreement we entered into with the Brazilian federal government on September 3, 2010 (Assignment Agreement), under which the government assigned to us exploration and production rights to oil, natural gas and other fluid hydrocarbons in pre-salt areas not under concession, of 5 billion barrels of oil equivalent, is a separate law that was also approved by Congress and enacted in 2010.

Challenges to the constitutionality or legality of the new regulatory model for the oil and gas industry in Brazil, including challenges to the Assignment Agreement, may be brought before the Brazilian Supreme Court (Supremo Tribunal Federal, or STF) or the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ).  Challenges to the constitutionality or legality of the new regulatory model may relate to our status as the exclusive operator in all pre-salt areas not yet under concession, in addition to other areas that the CNPE may deem strategic, and the fact that exploration and production rights in such areas will be granted to us without a public bidding process. Challenges to the constitutionality or legality of the Assignment Agreement may relate to the direct award of exploration and production rights to us without a public bidding, contract price paid for the transfer of rights or the conditions, methodologies and results arising from the revision process pursuant to the terms of the Assignment Agreement.  If the new regulatory model for the oil and gas industry in Brazil, including the Assignment Agreement, is determined to be wholly or partly unconstitutional or illegal, uncertainties about the regulation of the oil and gas sector in which we operate may arise, including questions about the validity of the legal relationships that are based on the new regulatory model, including the rights acquired under the Assignment Agreement.

In addition, we cannot assure you that the price paid for the transfer of rights will not be challenged.  We and our directors may be the subject of legal proceedings questioning the approval and the execution of the Assignment Agreement as being detrimental to the interests of our non-controlling shareholders.

We do not know whether a challenge to the constitutionality or legality of the new regulatory model for the oil and gas industry in Brazil, including the Assignment Agreement, will arise, nor can we predict, in the event it does arise, the outcome of any such legal proceeding.

The Assignment Agreement we entered into with the Brazilian federal government is a related party transaction.

The transfer of oil and gas exploration and production rights to us related to specific pre-salt areas is governed by the Assignment Agreement, which is a contract between the Brazilian federal government, our controlling shareholder, and us. The negotiation of the Assignment Agreement involved significant issues, including negotiations regarding (1) the area covered by the transfer of rights, consisting of exploratory blocks; (2) the volume, on a barrels of oil equivalent basis, that we may extract from this area; (3) the price to be paid for the transfer of rights; (4) the terms of the subsequent revision of the contract price and volume under the Assignment Agreement; and (5) the terms providing for the reallocation of volumes among the exploratory blocks assigned to us.  This contract includes provisions for a subsequent revision of the contract terms, which are subject to oil and industry prices at the time the revision is made.  Once the revision process is concluded pursuant to the terms of the Assignment Agreement, if it is determined that the revised contract price is higher than the initial contract price, we will either make an additional payment to the Brazilian federal government or reduce the amount of barrels of oil equivalent subject to the Assignment Agreement. If it is determined, on the other hand, that the revised contract price is lower than the initial contract price, the Brazilian federal government will make a payment to us.  This will require a negotiation with the Brazilian federal government pursuant to the terms of the Assignment Agreement.

The Assignment Agreement provides for the reallocation of volumes among the exploratory blocks assigned to us if oil and gas production is deemed economically unviable in one or more blocks for geologic reasons that would prevent the fulfillment of the Assignment Agreement as a result of the revision process.  Such reallocation would result in a revision of the volume of barrels of oil equivalent we would have to produce per block, which could prevent us from producing the maximum amount of barrels of oil equivalent contemplated under the Assignment Agreement.  In the event that we cannot produce such maximum amount, the Brazilian federal government has contractually undertaken the obligation to compensate us for the volumes not produced pursuant to the terms of the Assignment Agreement.

Over the course of the life of the Assignment Agreement, novel issues may arise in the implementation of the revision process and reallocation provisions that will require negotiations between related parties.

We are subject to numerous environmental and health regulations that have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.

Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which we operate.  Particularly in Brazil, our oil and gas business is subject to extensive regulation by several governmental agencies, including the ANP, the ANEEL, the Brazilian Water Transportation Agency (Agência Nacional de Transportes Aquaviários) and the Brazilian Land Transportation Agency (Agência Nacional de Transportes Terrestres).

Failure to observe or comply with these laws and regulations could result in penalties that could adversely affect our operations.  In Brazil, for example, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations.  Waste disposal and emissions regulations may also require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities.  The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) and the ANP routinely inspect our facilities, and may impose fines, restrictions on operations, or other sanctions in connection with its inspections.  In addition, we are subject to environmental laws that require us to incur significant costs to cover damage that a project may cause to the environment.  These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.

As environmental regulations become more stringent, and as new laws and regulations relating to climate change, including carbon controls, become applicable to us, it is probable that our capital expenditures for compliance with environmental regulations and to effect improvements in our health, safety and environmental practices will increase substantially in the future.  We cannot guarantee that we will be able to maintain or renew our licenses and permits if they are revoked or if the applicable environmental authorities oppose or delay their issuance or renewal.  Increased expenditures to comply with environmental regulations, mitigate the environmental impact of our operations or restore the biological and geological characteristics of the areas in which we operate may result in reductions in other strategic investments.  Any substantial increase in expenditures for compliance with environmental regulations or reduction in strategic investments may have a material adverse effect on our results of operations or financial condition.

We may incur losses and spend time and money defending pending litigations and arbitrations.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us.  These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us, including a tax dispute amounting to approximately U.S.$2.7 billion.  See Item 8. “Financial Information—Legal Proceedings.”  In the event that claims involving a material amount and for which we have no provisions were to be decided against us, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations.  We may also be subject to litigation and administrative proceedings in connection with our concessions and other government authorizations, which could result in the revocation of such concessions and government authorizations.  In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business.  Depending on the outcome, certain litigation could result in restrictions on our operations and have a material adverse effect on certain of our businesses.

We are vulnerable to increased financing expenses resulting from increases in prevailing market interest rates and exchange rate fluctuation.

As of December 31, 2010, approximately 60.3% — U.S.$41,462 million of our total indebtedness — consisted of floating rate debt.  In light of cost considerations and market analysis, we decided not to enter into derivative contracts or make other arrangements to hedge against the risk of an increase in interest rates.  Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition.

Fluctuations in exchange rates, especially a depreciation of the real  in relation to the U.S. dollar rate, may also increase our financing expenses as most of our revenues have been denominated in reais, while some of our operating expenses and capital expenditures and a substantial portion of our indebtedness are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies.

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

We are subject to substantial risks relating to our international operations.

We operate in several countries, particularly in South America and West Africa, that can be politically, economically and socially unstable.  The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:

•         the imposition of price controls;

•         the imposition of restrictions on hydrocarbon exports;

•         the fluctuation of local currencies against the real;

•         the nationalization of oil and gas reserves;

•         increases in export tax and income tax rates for crude oil and oil products; and

•         unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

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

PifCo’s financial position and results of operations are directly affected by our decisions.  PifCo is a direct wholly owned subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability.  Currently, PifCo purchases crude oil and oil products from third parties and sells them to us.  PifCo also purchases crude oil and oil products from us and sells them outside Brazil.  Accordingly, intercompany activities and transactions, and therefore PifCo’s financial position and results of operations, are affected by decisions made by us.  Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil.  Commercial operations are carried out under market conditions and at market prices.

PifCo is gradually reducing its sales of crude oil and oil products to us and will gradually reduce its sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether.  At that time, PifCo will become a finance subsidiary functioning as a vehicle for us to raise capital for our operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means.  PifCo’s ability to service and repay its indebtedness is consequently dependent on our own operations.  Financing for PifCo’s commercial operations is provided by us, as well as third-party credit providers in favor of whom we provide credit support.  Our support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

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

PifCo depends on us to service its indebtedness to third parties.

PifCo is gradually reducing its sales of crude oil and oil products to us and will gradually reduce its sales of crude oil and oil products to third parties and will eventually cease these commercial operations altogether, as described above.  PifCo regularly incurs indebtedness and will continue to do so as our finance subsidiary.  PifCo depends, and will continue to depend, on financing and credit support from us to service its indebtedness to third parties.  All such indebtedness has the benefit of a guaranty or other equivalent credit support from us.  If for any reason we are not permitted to continue to finance PifCo’s operations or continue to provide credit support to the indebtedness it incurs, this would have a materially adverse effect on PifCo’s ability to meet its debt obligations.

Risks Relating to Our Relationship with the Brazilian Federal Government

The Brazilian federal government, as our principal shareholder, may cause us to pursue certain macroeconomic and social objectives that may have a material adverse effect on us.

The Brazilian federal government, as the principal shareholder of a mixed capital company such as ours, has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through us, as permitted by law.  Brazilian law requires the Brazilian federal government to own a majority of our voting stock, and so long as it does, the Brazilian federal government will have the power to elect a majority of the members of our board of directors and, through them, a majority of the executive officers who are responsible for our day-to-day management.  As a result, we may engage in activities that give preference to the objectives of the Brazilian federal government rather than to our own economic and business objectives.

In particular, we continue to assist the Brazilian federal government to ensure that the supply and pricing of crude oil and oil products in Brazil meet Brazilian consumption requirements.  Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition.  Prior to January 2002, prices for crude oil and oil products were regulated by the Brazilian federal government, occasionally set below prices prevailing in the world oil markets.  We cannot assure you that price controls will not be reinstated in Brazil.

We may not be able to obtain financing for some of our planned investments, and failure to do so could adversely affect our operating results and financial condition.

The Brazilian federal government maintains control over our investment budget and establishes limits on our investments and long-term debt.  As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the MME and the Brazilian Congress for approval.  If our approved budget reduces our proposed investments and incurrence of new debt and we cannot obtain financing that does not require Brazilian federal government approval, we may not be able to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields.  If we are unable to make these investments, our operating results and financial condition may be adversely affected.

Risks Relating to Brazil

The Brazilian federal government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and may have a material adverse effect on us.

The Brazilian federal government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities.  Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian federal government’s response to these factors:

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

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulations that may affect any of the factors mentioned above or other factors in the future may lead to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and securities issued abroad by Brazilian companies, which may have a material adverse effect on our results of operations and financial condition.

Risks Relating to Our Equity and Debt Securities

The size, volatility, liquidity and/or regulation of the Brazilian securities markets may curb the ability of holders of ADSs to sell the common or preferred shares underlying our ADSs.

Petrobras shares are some of the most liquid in the São Paulo Stock Exchange (BM&FBOVESPA), but overall, the Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the United States and other jurisdictions, and may be regulated differently from the way in which U.S. investors are accustomed.  Factors that may specifically affect the Brazilian equity markets may limit the ability of holders of ADSs to sell the common or preferred shares underlying our ADSs at the price and time they desire.

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

Holders of ADSs who are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement.  If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, N.A., as depositary, will attempt to sell the preemptive rights, and holders of ADSs will be entitled to receive the proceeds of the sale.  However, the preemptive rights will expire if the depositary cannot sell them.  For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information—Memorandum and Articles of Association of Petrobras—Preemptive Rights.”

If holders of our ADSs exchange their ADSs for common or preferred shares, they risk losing the ability to remit foreign currency abroad and forfeiting Brazilian tax advantages.

The Brazilian custodian for our common or preferred shares underlying our ADSs must obtain a certificate of registration from the Central Bank of Brazil to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to our preferred and common shares or upon the disposition of the common or preferred shares.  If holders of ADSs decide to exchange their ADSs for the underlying common or preferred shares, they will be entitled to continue to rely, for five Brazilian business days from the date of exchange, on the custodian’s certificate of registration.  After that period, such holders may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common or preferred shares, or distributions relating to the common or preferred shares, unless they obtain their own certificate of registration or register under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho  Monetário Nacional, or CMN), which entitles registered foreign investors to buy and sell on the BM&FBOVESPA.  In addition, if such holders do not obtain a certificate of registration or register under Resolution No. 2,689, they may be subject to less favorable tax treatment on gains with respect to the common or preferred shares.

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

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil.  In addition, the rights of an ADS holder, which are derivative of the rights of holders of our common or preferred shares, as the case may be, to protect their interests against actions by our board of directors are different under Brazilian Corporate Law than under the laws of other jurisdictions.  Rules against insider trading and self-dealing and the preservation of shareholder interests may also be different in Brazil than in the United States.  There is also a less active plaintiff’s bar dedicated to the enforcement of shareholders’ rights in Brazil than in the United States.  In addition, shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

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

Item 4.                  Information on the Company

History and Development

Petróleo Brasileiro S.A.—Petrobras—was incorporated in 1953 to conduct the Brazilian federal government’s hydrocarbon activities.  We began operations in 1954 and have been carrying out crude oil and natural gas production and refining activities in Brazil on behalf of the government.

As part of a comprehensive reform of the oil and gas regulatory system, the Brazilian Congress amended the Brazilian Constitution in 1995 to authorize the Brazilian federal government to contract with any state or privately-owned company to carry out upstream, oil refining, cross-border commercialization and transportation activities in Brazil of oil, natural gas and their respective products.  On August 6, 1997, Brazil enacted Law No. 9,478, which established a concession-based regulatory framework, ended our exclusive right to carry out oil and gas activities, and allowed competition in all aspects of the oil and gas industry in Brazil.  Since that time, we have been operating in an increasingly deregulated and competitive environment.  Law No. 9,478 also created an independent regulatory agency, the ANP, to regulate the oil, natural gas and renewable fuel industry in Brazil and to create a competitive environment in the oil and gas sector.  Effective January 2, 2002, Brazil deregulated prices for crude oil, oil products and natural gas.  See “Regulation of the Oil and Gas Industry in Brazil—Price Regulation.”

In 2010, three new laws were enacted to regulate exploration and production activities in pre-salt areas not subject to existing concessions:  Law No. 12,351, Law No. 12,304, and Law No. 12,276.  The enacted legislation does not regulate existing pre-salt concessions, which cover approximately 28% of the pre-salt region.

Pursuant to Law No. 12,276, we entered into an agreement with the Brazilian federal government on September 3, 2010 (Assignment Agreement), under which the government assigned to us the right to activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent.  The initial purchase price for our rights under the Assignment Agreement was R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010.  On September 29, 2010, we issued 2,293,907,960 common shares (including common shares in the form of ADSs) and 1,788,515,136 preferred shares (including preferred shares in the form of ADSs) in a global public offering consisting of a registered offering in Brazil and an international offering that included a registered offering in the United States.  On October 1, 2010, we issued an additional 75,198,838 common shares (including common shares in the form of ADSs) and 112,798,256 preferred shares (including preferred shares in the form of ADSs) pursuant to the exercise of the underwriters’ over-allotment option.  We applied part of the net proceeds from the global offering to pay the initial purchase price under the Assignment Agreement.  In order to ensure transparency, our board of directors created a special committee comprised of minority shareholder representatives to monitor the transfer of rights transaction.  We complied with all Brazilian Corporate Law requirements in carrying out the capitalization process, including the protection of the rights of our minority shareholders.

Our common and preferred shares have been traded on the BM&FBOVESPA since 1968.  Petrobras was incorporated as a state-controlled company under Law No. 2,004 (effective October 3, 1953), and a majority of our voting capital must be owned by the Brazilian federal government.  As of December 31, 2010, the Brazilian federal government owned 48.3% of our outstanding capital stock and 63.6% of our voting shares.  We operate through subsidiaries, joint ventures, and associated companies established in Brazil and many other countries.  Our principal executive office is located at Avenida República do Chile 65, 20031-912 Rio de Janeiro, RJ, Brazil and our telephone number is (55-21) 3224-4477.

Overview of the Group

We are an integrated oil and gas company that is the largest corporation in Brazil and one of the largest companies in Latin America in terms of revenues.  As a result of our legacy as Brazil’s former sole supplier of crude oil and oil products and our ongoing commitment to development and growth, we operate most of Brazil’s producing oil and gas fields and hold a large base of proved reserves and a fully developed operational infrastructure.  In 2010, our average domestic daily oil production was 2,004 mboe/d, an estimated 97.5% of Brazil’s total.  Over 79% of our domestic proved reserves are in large, contiguous and highly productive fields in the offshore Campos Basin, which allows us to optimize our infrastructure and limit our costs of exploration, development and production.  In 41 years of developing Brazil’s offshore basins we have developed special expertise in deepwater exploration and production, which we exploit both in Brazil and in other offshore oil provinces.

We operate substantially all the refining capacity in Brazil.  Most of our refineries are located in Southeastern Brazil, within the country’s most populated and industrialized markets and adjacent to the Campos Basin that provides most of our crude oil.  Our domestic refining capacity of 2,007 mbbl/d is well balanced with our domestic refining throughput of 1,798 mbbl/d and sales of oil products to domestic markets of 1,960 mbbl/d.  We are also involved in the production of petrochemicals.  We distribute oil products through our own “BR” network of retailers and to wholesalers.

We participate in most aspects of the Brazilian natural gas market.  We expect the percentage of natural gas in Brazil’s energy matrix to grow in the future as we expand our production of both associated and non-associated gas, mainly from offshore fields in the Campos, Espírito Santo and Santos Basins, and extend Brazil’s gas transportation infrastructure.  We use LNG terminals and import natural gas from Bolivia to meet demand and diversify our supply.  We also participate in the domestic power market primarily through our investments in gas-fired thermoelectric power plants.  In addition, we participate in the fertilizer business, which is another important source of natural gas demand.

Outside of Brazil, we are present in more than 20 countries.  In South America, our operations extend from exploration and production to refining, marketing, retail services and natural gas pipelines.  In North America, we produce oil and gas and have refining operations in the United States.  In Africa, we produce oil in Angola and Nigeria, and in Asia, we have refining operations in Japan.  In other countries, we are engaged only in oil and gas exploration.

Comprehensive information and tables on reserves and production is presented at the end of Item 4. See “—Additional Reserves and Production Information.”

Our activities comprise five business segments:

•         Exploration and Production: oil and gas exploration, development and production in Brazil;

•         Refining, Transportation and Marketing: downstream activities in Brazil, including refining, logistics, transportation, oil products and crude oil exports and imports and petrochemicals;

•         Distribution: distribution of oil products to wholesalers and through our “BR” retail network in Brazil;

•         Gas and Power: gas transportation and distribution, electric power generation using natural gas and renewable energy sources and fertilizer production; and

•         International: exploration and production, refining, transportation and marketing, distribution and gas and power operations outside of Brazil.

Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.  Since 2009, our Corporate segment has included the results from our Biofuels operations.  In prior years, results from our Biofuels operations were included in our Gas and Power segment.

The following table sets forth key information for each business segment in 2010:

Key Information by Business Segment, 2010
	Exploration and Production	Refining, Transportation and Marketing	Distribution	Gas and Power	International	Corporate	Eliminations	Group Total
	(U.S.$ million)
Net operating revenues	54,284	97,540	37,308	8,507	13,463	—	(91,050)	120,052
Income (loss) before income tax	24,556	2,278	1,101	1,014	1,076	(3,416)	(778)	25,831
Total assets at December 31	137,193	69,487	7,529	29,907	16,170	53,707	(5,310)	308,683
Capital expenditures	22,222	15,356	482	4,099	2,167	752	—	45,078

Exploration and Production

Exploration and Production Key Statistics
	2010	2009	2008
	(U.S.$ million)
Exploration and Production:
Net operating revenues	54,284	38,777	59,024
Income before income tax	24,556	14,588	31,657
Total assets at December 31	137,193	77,596	51,326
Capital expenditures	22,222	16,488	14,293

Oil and gas exploration and production activities in Brazil are the largest component of our portfolio.  We have gradually increased production over the past four decades, from 164 mbbl/d of crude oil, condensate and natural gas liquids in Brazil in 1970 to 2,004 mbbl/d in 2010.  We aim to grow oil and gas reserves and production sustainably and be recognized for excellence in Exploration and Production operations.

The primary focus of our E&P segment is to:

•         Continue to explore and develop the Campos Basin, leveraging the current infrastructure to drill in deeper horizons in existing concessions, including pre-salt reservoirs, and using new technologies for secondary recovery in producing fields;

•         Explore and develop Brazil’s two other most promising offshore basins, Espírito Santo (light oil, heavy oil and gas) and Santos (gas and light oil), with a particular focus on pre-salt development;

•         Develop associated and non-associated gas resources in the Santos Basin and elsewhere to meet Brazil’s growing demand for gas and to increase the contribution of Brazilian gas production as a proportion of total domestic gas supply; and

•         Sustain and increase production from onshore and shallow fields through drilling and enhanced recovery operations.

During 2010, our oil and gas production from Brazil averaged 2,165.5 mboe/d, of which 76.7% was oil and 23.3% was natural gas.  On December 31, 2010, our estimated net proved crude oil and natural gas reserves in Brazil were 12.14 billion boe, of which 86% was crude oil and 14% was natural gas.  Brazil provided 89.8% of our worldwide production in 2010 and accounted for 95% of our worldwide reserves at December 31, 2010 on a barrels of oil equivalent basis.  Historically, approximately 85% of our total Brazilian production has been oil.  In connection with the development of the pre-salt, the contribution of natural gas to total hydrocarbon production is expected to grow.  In 2010, we drilled a total of 561 development wells, of which 78 were offshore and 483 were onshore.

As of December 31, 2010, we had 138 exploration agreements covering 198 blocks, corresponding to a gross exploratory acreage of 130,000 km2 (32.1 million acres), or a net exploratory acreage of 105,000 km2 (25.9 million acres), and 31 evaluation plans.  We are exclusively responsible for conducting the exploration activities in 66 of the 138 exploration agreements.  As of December 31, 2010, we had exploration partnerships with 75 foreign and domestic companies.  We conduct exploration activities under 120 of our 138 partnership agreements.

We focus much of our exploration effort on deepwater drilling, where the discoveries are substantially larger and our technology and expertise create a competitive advantage.  In 2010, we invested a total of U.S.$4.08 billion in exploration activities in Brazil.  We drilled a total of 116 gross exploratory wells in 2010, of which 49 were offshore and 67 onshore, with a success ratio of 57%.

Brazil’s richest oil fields are located offshore, most of them in deep waters.  Since 1971, when we started exploration in the Campos Basin, we have been active in these waters and we have become globally recognized as innovators in the technology required to explore and produce hydrocarbons in deep and ultra-deep water.  We operate more production (on a boe basis) from fields in deep and ultra-deep water than any other company.  In 2010, offshore production accounted for 87% of our production and deepwater production accounted for 76% of our production in Brazil.  In 2010, we operated 201 wells in water deeper than 1,000 meters (3,281 feet), and we drilled around 24 exploratory wells in water deeper than 1,000 meters (3,281 feet).

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

Historically, our offshore exploration and production activities were focused on post-salt reservoirs.  The discovery of the Lula field (formerly Tupi) in 2006 marked the beginning of a new chapter in our E&P history.  In recent years, we have focused our offshore exploration efforts on pre-salt reservoirs located in a region approximately 800 km (497 miles) long and 200 km (124 miles) wide stretching from the Campos to the Santos Basins.  Our existing contracts in this area cover 26.6% (approximately 45,615 km2 or 11.3 million acres) of the pre-salt areas, including the pre-salt areas assigned to us under Concession Contracts and the Assignment Agreement.  An additional 4% (approximately 9,000 km2 or 2.2 million acres) is under concession to other oil companies for exploration.  The remaining 69.4% (approximately 103,000 km2 or 25.4 million acres) of the pre-salt region is open acreage area, not licensed yet, and the licensing of new pre-salt areas will be made under a production-sharing regime under Law No. 12,351, enacted on December 22, 2010.

Since 2005, we have drilled 52 exploratory wells as operator in this 149,000 km2 (36.8 million acres) pre-salt area, 88% of which have yielded discoveries of hydrocarbon resources.  We hold interests ranging from 20% to 100% in the pre-salt exploration areas under concession to us.  In the southern part of the Santos Basin, where the salt layer is thick and the hydrocarbons have been more perfectly preserved, we have made several particularly promising discoveries since 2006, including those made in Blocks BM-S-11 (Iara, Lula and Cernambi fields) and BM-S-9 (Carioca and Guará).  In the northern part of the region, we made significant discoveries in 2008 and early 2010 in the area known as Parque das Baleias and in the Barracuda, Marlim and Caratinga fields, all of which are in the Campos Basin. As a result, we are committing substantial resources to develop these pre-salt discoveries, which are located in deep and ultra-deep waters at total depths of up to 8,000 meters (26,245 feet).

Our 2010-2014 Business Plan, which was released in June 2010 prior to the signing of the Assignment Agreement,  foresees investments of U.S.$33 billion from 2010 to 2014 (not including investments by our partners) to develop  our then-existing  concessions in the pre-salt areas, or approximately 31% of our total domestic capital expenditures for exploration and production through 2014.  In May 2011, our board of directors approved the annual revision of the Santos Basin pre-salt development plan (PLANSAL), which foresees capital expenditures of up to U.S.$73 billion through 2015 in the Santos Basin pre-salt areas, 74% of which is being provided by us and the remainder by our partners. This annual revision to the PLANSAL also provides for the development of the areas transferred to us by the Assignment Agreement while successfully reducing capital expenditures planned for the development of the Santos Basin pre-salt areas by 45% since 2008.

We have also implemented a variety of programs designed to increase oil recovery from existing fields and reduce natural declines from producing fields.

Our exploration and production activities outside Brazil are included in our International business segment.  See “—International.”

Information about our principal oil and gas producing fields in Brazil is summarized in the table below.

Principal Oil and Gas Producing Fields in Brazil
Basin	Fields	Petrobras %	Type	Fluid(1)
Alagoas	Pilar	100%	Onshore	Light Oil/Natural Gas

Camamu	Manati	35%	Shallow	Natural Gas

Campos	Albacora	100%	Shallow	Intermediate Oil
			Deepwater	Intermediate Oil
	Albacora Leste	90%	Deepwater Ultra-deepwater	Intermediate Oil
	Baleia Azul	100%	Deepwater	Intermediate Oil
	Baleia Franca	100%	Deepwater	Intermediate Oil
	Barracuda	100%	Deepwater	Intermediate Oil
	Bijupirá/Salema	22.4%(2)	Deepwater	Intermediate Oil
	Cachalote	100%	Deepwater	Intermediate Oil
	Caratinga	100%	Deepwater	Intermediate Oil
	Espadarte	100%	Deepwater	Intermediate Oil
	Jubarte	100%	Deepwater	Heavy Oil
	Maromba	62.5%	Deepwater	Heavy Oil
	Marlim	100%	Deepwater	Heavy Oil
	Marlim Leste	100%	Deepwater	Intermediate Oil
	Marlim Sul	100%	Deepwater Ultra-deepwater	Intermediate Oil
	Namorado	100%	Shallow	Intermediate Oil
	Ostra	35%	Deepwater	Heavy Oil
	Pampo	100%	Shallow	Intermediate Oil
	Pargo	100%	Shallow	Intermediate Oil
	Roncador	100%	Ultra-deepwater	Intermediate Oil
	Voador	100%	Deepwater	Heavy Oil

Espírito Santo	Fazenda Alegre Peroá Golfinho	100% 100% 100%	Onshore Shallow Deepwater Ultra-deepwater	Heavy Oil Light Oil Intermediate Oil Intermediate Oil
	Canapu	100%	Deepwater	Natural Gas
	Camarupim	76%	Deepwater	Natural Gas

Potiguar	Canto do Amaro	100%	Onshore	Intermediate Oil/Natural Gas Heavy Oil/Natural Gas

Recôncavo	Jandaia Miranga	100% 100%	Onshore Onshore	Light Oil Light Oil/Natural Gas

Santos	Merluza	100%	Shallow	Natural Gas
	Mexilhão	100%	Shallow	Natural Gas
	Uruguá	100%	Deepwater	Intermediate Oil/Natural Gas
	Tambaú	100%	Deepwater	Natural Gas
	Lula	65%	Ultra-deepwater	Intermediate Oil
	Cernambi	65%	Ultra-deepwater	Intermediate Oil

Sergipe	Carmópolis	100%	Onshore	Intermediate Oil
	Sirirízinho	100%	Onshore	Intermediate Oil

Solimões	Leste do Urucu	100%	Onshore	Light Oil/Natural Gas
	Rio Urucu	100%	Onshore	Light Oil/Natural Gas

(1)                  Heavy oil = up to 22° API; intermediate oil = 22° API to 31° API; light oil = greater than 31° API

(2)                  Petrobras is not the operator in this field.

We have historically conducted exploration, development and production activities in Brazil through concession contracts, which we have obtained through participation in bid rounds conducted by the ANP.  Some of our existing concessions were granted by the ANP without an auction in 1998, as provided by Law No. 9,478.  These are known as the “Round Zero” concession contracts.  Since such time, we have participated in all of the auction rounds, most recently in December 2008.

Our domestic oil and gas exploration and production efforts are primarily focused on three major basins offshore in Southeastern Brazil: Campos, Espírito Santo and Santos.  The following map shows our concession areas in Brazil as of December 2010.

The map below shows the location of the pre-salt reservoirs as well as the status of our exploratory activities there.

Total area of the procince 149.000 Km2
The total area granted..........45.615 Km2 (30,6%)
Area not granted 103.385 Km2 (69,40%)
Concession area with participation of Petrobras ..39.615 Km2 (26,6%)
CONFIDENTIAL
Minas Gerais
Espírito Santo
Vitória
Espírito Santo Basin
Campos
Rio de Janeiro
Rio de Janeiro
São Paulo
Santos
Campos Basin
Paraná
Paranaguá
Santa Catarina
Florianópolis
Santos Basin
Drilled Wells
Exploration Blocks
Ring Fence
Tranfer of Rights Areas
Pre Salt Reservoirs
0
100
200 km
E&P-EXP/ABS

Campos Basin

The Campos Basin, which covers approximately 115,000 km2 (28.4 million acres), is the most prolific oil and gas basin in Brazil as measured by proved hydrocarbon reserves and annual production.  Since we began exploring this area in 1971, over 60 hydrocarbon accumulations have been discovered, including eight large oil fields in deep water and ultra-deep water.  The Campos Basin is our largest oil- and gas-producing region, producing an average 1,676.9 mbbl/d of oil and 13.6 mmm3/d (480.3 mmcf/d) of associated natural gas during 2010, 81.5% of our total production from Brazil.  In 2010 we produced oil at an average rate of 1,676.9 mbbl/d from 43 fields in the Campos Basin and held proved crude oil reserves representing 84% of our total proved crude oil reserves in Brazil.  We held proved natural gas reserves in the Campos Basin representing 48% of our total proved natural gas reserves in Brazil.  We operated 40 floating production systems, 14 fixed platforms and 6,680 km (4,151 miles) of pipeline and flexible pipes in water depths from 80 to 1,886 meters (262 to 6,188 feet), delivering oil with an average API gravity of 22.9° and an average BSW of 1%.

We have also made important progress in pre-salt E&P activities in the Campos Basin.  In the pre-salt region of the Campos Basin, we have drilled a total of 25 wells.  In February 2010 we made a promising discovery of 28° API oil at our ultra-deep exploratory well in the Barracuda area, which followed a significant discovery of intermediate oil (30° API) in the Parque das Baleias area in November 2008.  In the Jubarte field in the Campos Basin off the coast of the State of Espírito Santo, an EWT using a single well pilot system produced at an average rate of 17 mbbl/d from September 2008 to February 2011.  We expect to accelerate pre-salt production in Parque das Baleias using existing infrastructure in the area.  We started producing from the Baleia Franca field in the second half of 2010 using the existing FPSO Capixaba.  In 2012, we expect to start up a pilot system exclusively dedicated to pre-salt exploration in the Baleia Azul region using another FPSO.

In 2010, the startup of operations at FPSO Capixaba located in the Cachalote field and P-57 located in the Jubarte field in the offshore Campos Basin added combined capacities of 280 mbbl/d of oil and 5.5 mmm3/d of natural gas.

We expect that future new source production from the Campos Basin will be predominantly from deepwater oil fields.  We are currently developing nine major projects in the Campos Basin:  Marlim Sul Module 3, Roncador Modules 3 and 4, Papa-Terra, Aruanã (BM-C-36) EWT and long-term production system, Jubarte Phase II, Parque das Baleias and the pre-salt reservoirs of Baleia Azul.

At December 31, 2010, we held exploration rights to 21 blocks in the Campos Basin, comprising 6,374 km2 (1.5 million acres).

Principal Campos Basin Development Projects
Field	Unit Type	Production Unit	Crude Oil Nominal Capacity (bbl/d)	Natural Gas Nominal Capacity (mcf/d)	Water Depth (meters)	Start Up (year)	Notes
Marlim Sul–Module 3	SS	P-56	100,000	211,884	1,700	2011
Lead Aruanã (BM-C-36) EWT	FPSO	Cidade de Rio das Ostras	27,000	10,594	950	2011	Existing FPSO chartered from Teekay
Baleia Azul	FPSO	Anchieta	100,000	88,285	1,400	2012	Existing FPSO chartered from SBM
Roncador–Module 3	SS	P-55	180,000	211,884	1,790	2012
Roncador–Module 4	FPSO	P-62	180,000	211,884	1,550	2013
Papa-Terra–Module 1	TLWP	P-61	0	0	1,180	2013	Production by P-63
Papa-Terra–Module 2	FPSO	P-63	150,000	31,783	1,170	2013
Baleia Azul	FPSO	P-58	180,000	211,884	1,400	2013
Lead Aruanã (BM-C-36)	FPSO	Brasil	100,000	63,565	950	2013	Existing FPSO chartered from SBM
Jubarte Phase II	FPSO	P-57	180,000	70,628	1,260	2010	Production ramp-up in 2011

Espírito Santo Basin

We have made several discoveries of light oil and natural gas in the Espírito Santo Basin, which covers approximately 75,000 km2 (18.5 million acres) offshore and 14,000 km2 (3.5 million acres) onshore.  At December 31, 2010, we were producing oil at an average rate of 68.7 mbbl/d from 47 fields and held proved crude oil reserves representing 0.71% of our total proved crude oil reserves in Brazil.  At December 31, 2010, we were producing natural gas at an average rate of 4.2 mmm3/d (148.3 mmcf/d) and held proved natural gas reserves representing 6% of our total proved natural gas reserves in Brazil.

In 2010, we began operations at the Canapu project served by the FPSO Cidade de Vitória with capacity to produce 2 mmm3/d (70.6 mmcf/d).

In addition to developing new production projects, we are also optimizing existing resources in the Espírito Santo area by constructing the Sul Norte Capixaba gas pipeline with capacity to transport 7 mmm3/d (247.2 mmcf/d).  The pipeline, which runs from the Parque das Baleias area to the Cacimbas gas treatment unit, is expected to come online in 2012.

On December 31, 2010, we held exploration rights to 19 blocks, three onshore and 16 offshore, comprising 8,086 km2 (1.9 million acres).

Santos Basin

The Santos Basin, which covers approximately 348,900 km2 (86 million acres) off the city of Santos, in the State of São Paulo, is one of the most promising exploration areas offshore Brazil and the focus of our plans to develop domestic natural gas.  In 2010, we produced oil at an average rate of 32.7 mbbl/d from two fields and one exploration area and held proved crude oil reserves representing 7% of our total proved crude oil reserves in Brazil.  Our average natural gas production in 2010 was 0.8 mmm3/d (28.3 mmcf/d) and our proved natural gas reserves in the Santos Basin represented 24% of our total proved natural gas reserves in Brazil.

In recent years we have been carrying out plans to increase our gas production and build supporting infrastructure in the Santos and Espírito Santo Basins.  These plans are now reaching fruition, and we expect that they will increase our average gas production capacity in the Santos Basin from 0.8 mmm3/d (28.3 mmcf/d) in 2010 to 15.4 mmm3/d (543.9 mmcf/d) by the end of 2011.  In 2010 we started up post-salt operations at FPSO Cidade de Santos platform located in the Uruguá field, which produces 30 mbbl/d of light oil and is expected to produce 1 mmm3/d (35.3 mmcf/d) of gas in 2011 and as much as 7.9 mmm3/d (279.0 mmcf/d) of gas in 2012.  Mexilhão, located in shallow waters in the Santos Basin Block BS-400, is scheduled to come online in 2011 with initial production of approximately 1.9 mmm3/d (67.0 mmcf/d), potentially increasing to 9.3 mmm3/d (328.4 mmcf/d) in 2012.  An EWT at the SS-11 Atlantic Zephyr platform, located in the BM-S-40 block, also started up in 2010.  We are using the results of the EWT to develop a long-term production system for this block, including a plan to install the FPSO Cidade de Itajaí, with an expected capacity of 80 mbbl/d of oil.

The Santos Basin pre-salt was also a central focus of E&P activities in 2010.  We continue to concentrate our efforts on gathering information about the pre-salt reservoirs in the region and testing drilling technologies to improve efficiency and minimize costs in the near term.  During the next phase, which we will start in 2013, we plan to install several FPSOs in the Santos Basin pre-salt.  The subsequent phase, beginning in 2017, will include the application of improved technologies and engineering specifically designed for the pre-salt fields.

In May 2009, we initiated production in the pre-salt region of the Santos Basin with an EWT at Tupi (now called the Lula field) that has produced on average 15 mbbl/d.  In 2010, we declared the commerciality of that area, presenting development plans for the Lula and Cernambi fields and installing the first system capable of producing in the long-term at Lula, FPSO Cidade de Angra dos Reis, with a production capacity of 100 mbbl/d.  We also started the second EWT in the pre-salt region of the Santos Basin at Guará.

In 2010, we drilled eight new wells, increasing to 20 the number of wells in the pre-salt region of the Santos Basin.  We expect to start drilling up to 24 new wells in this region in 2011.

All six blocks and one contingent block assigned to us under the Assignment Agreement are located in the pre-salt region of the Santos Basin.  We are developing these blocks in an integrated manner with the areas we already have under concession.  Over the next four years, we will move ahead with our exploration program and are targeting first oil at the Franco prospect by 2015.

On December 31, 2010, we held exploration rights to 47 blocks in the Santos Basin, comprising 29,302 km2 (7.2 million acres).

Principal Santos Basin Development Projects
Field	Unit Type	Production Unit	Crude Oil Nominal Capacity (bbl/d)	Natural Gas Nominal Capacity (mcf/d)	Water Depth (meters)	Start Up (year)	Notes
Mexilhão	Fixed Platform	PMXL-1	0	529,710	170	2011
Lula Nordeste EWT	FPSO	BW Cidade de São Vicente	30,000	35,314	2,100	2011	Existing FPSO chartered from BW Offshore
Guará EWT	FPSO	Dynamic Producer	30,000	35,314	2,100	2011	Existing FPSO chartered from PETROSERV
Tiro e Sidon (BM-S-40)	SS	Cidade de Itajai	80,000	70,628	200	2012	Chartered from Teekay
Guara Pilot	FPSO	Cidade de São Paulo	120,000	176,573	2,141	2013	Chartered from Schahin/Modec
Lula Nordeste Pilot	FPSO	Cidade de Paraty	120,000	176,573	2,100	2013	Chartered from Queiroz Galvão/SBM
Guara – Module 2	FPSO	n/d	150,000	211,884	2,100	2014
Cernambi – Module 1	FPSO	n/d	150,000	211,884	2,100	2014

Other Basins

We produce hydrocarbons and hold exploration acreage in 19 other basins in Brazil.  Of these, the most significant are the shallow offshore Camamu Basin and the onshore Potiguar, Recôncavo, Sergipe, Alagoas and Solimões Basins.  While our onshore production is primarily in mature fields, we plan to sustain and slightly increase production from these fields in the future by using enhanced recovery methods.

We had a total of 286 production agreements as of December 31, 2010, and were the 100% owner in 256 of them.  We are operators under nine of our 30 partnership agreements.

Critical Resources in Exploration and Production

We have sought to ensure that critical service sector resources are sufficient to permit us to move ahead with our E&P plans.  Because offshore Brazil is geographically isolated from other offshore drilling areas, and because we often drill in unusually deep waters, we plan carefully for our future drilling rig needs.  By using a combination of our own rigs and units that we contract for periods of three years or longer, we have historically ensured the availability of drilling units to meet our needs, and paid lower average daily rates than if we had contracted the units on a spot basis.  We continually evaluate our need for rigs, renew our drilling contracts, contract ahead for rigs as needed, and stimulate new rig construction by signing long-term operating leases with drilling contractors for rigs that are not yet built.

In the last three years we have successfully eased pressures related to a limited supply of deepwater rigs.  Whereas in 2008 we only had three rigs capable of drilling in water depths greater than 2000 meters (6,560 feet), we had 13 as of December 31, 2010, and we expect to have 30 by 2013.  We have entered into three to ten-year contracts for 22 additional drilling rigs to engage in deepwater exploration of our offshore fields.  These rigs will arrive in Brazil and begin operations during 2011 and 2012.  Of these 22 rigs, one will have the capacity to operate in water depths of up to 1,500 meters (4,920 feet), one will have the capacity to operate in water depths of up to 1,900 meters (6,233 feet), three will be capable of operating in water depths of up to 2,000 meters (6,560 feet), seven will be capable of operating in water depths of up to 2,400 meters (7,830 feet), and 10 will be capable of drilling in water depths of up to 3,000 meters (9,840 feet).  All of these rigs will be chartered by us and have been built or are being built in shipyards outside Brazil.

In addition to these 22 new drilling rigs already contracted, we have also announced plans for 28 rigs to be built in Brazil, supporting the development of the Brazilian rig building industry so that it can meet our long-term needs.  To this end, we have awarded one contract for seven drilling rigs to be built in the Atlântico Sul shipyard in Pernambuco State.  These rigs will be owned by Sete Brasil S.A. (Sete BR), a Brazilian company in which we hold a 10% interest.  We expect to fulfill our future drilling requirements with a combination of rigs built in Brazil, supplemented when needed by the international fleet of deepwater rigs.

For our shallow water segment, we are building and will operate two jack-up drilling units designed to operate in water depths of up to 107 meters (350 feet) with High Pressure High Temperature (HPHT) capabilities.  We expect to begin operating these units in 2012.

Drilling Units in Use by Exploration and Production on December 31 of Each Year
	2010		2009		2008
	Leased	Owned	Leased	Owned	Leased	Owned
Onshore	22	12	31	13	25	11
Offshore, by water depth (WD)	44	8	36	8	31	8
Jack-up rigs	1	4	2	4	2	4
Floating rigs:	43	4	34	4	29	4
500 to 1000 meters WD	11	2	9	2	9	2
1001 to 2000 meters WD	19	2	20	2	17	2
2001 to 3000 meters WD	13	0	5	0	3	0

We announced in November 2010 that we had signed two contracts worth a total of U.S.$3.46 billion for the construction of eight hulls for FPSOs to be used in the pre-salt area of the Santos Basin.  The FPSOs will be built in the State of Rio Grande do Sul.  These units are part of the new strategy for the construction of production units that emphasizes project simplification and the use of standardized equipment.  By producing identical hulls in series we expect to accelerate construction, gain economies of scale and minimize costs.

We are also increasing our use of industry standard equipment instead of developing our own customized equipment.  We intend to minimize costs by increasing supervision over suppliers and dividing engineering procurement and construction packages into smaller pieces.

Refining, Transportation and Marketing

Refining, Transportation and Marketing Key Statistics
	2010	2009	2008
	(U.S.$ million)
Refining, Transportation and Marketing:
Net operating revenues	97,540	74,307	95,659
Income (loss) before income tax	2,278	9,980	(3,017)
Total assets at December 31	69,487	49,969	27,166
Capital expenditures	15,356	10,466	7,234

We are an integrated company with a dominant market share in our home market.  We own and operate 12 refineries in Brazil, with a total net distillation capacity of 2,007 mbbl/d, and are one of the world’s largest refiners.  As of December 31, 2010, we operated 90% of Brazil’s total refining capacity.  We supplied almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to the needs of our Distribution segment.  We operate a large and complex infrastructure of pipelines and terminals and a shipping fleet to transport oil products and crude oil to domestic and export markets.  Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities, facilitating access to crude oil supplies and end-users.

We also import and export crude oil and oil products.  We import certain oil products, particularly diesel, for which Brazilian demand exceeds refining capacity.  We expect the need for imports to decline in the future as we build additional refining capacity and upgrade our refineries to facilitate the processing of domestically produced crudes.

Our Refining, Transportation and Marketing segment also includes petrochemical operations that add value to the hydrocarbons we produce and meet the needs of the growing Brazilian economy.

We participate in refining, transportation and marketing operations outside of Brazil through our International business segment.  See “—International.”

Refining

Our refining capacity in Brazil as of December 31, 2010, was 2,007 mbbl/d and our average throughput during 2010 was 1,798 mbbl/d.

The following table shows the installed capacity of our Brazilian refineries as of December 31, 2010, and the average daily throughputs of our refineries in Brazil and production volumes of principal oil products in 2010, 2009 and 2008.

Capacity and Average Throughput of Refineries
		Crude Distillation Capacity at December 31, 2010	Average Throughput
Name (Alternative Name)	Location		2010	2009	2008
		(mbbl/d)	(mbbl/d)
LUBNOR	Fortaleza (CE)	7	8	7	6
RECAP (Capuava)	Capuava (SP)	53	36	44	45
REDUC (Duque de Caxias)	Rio de Janeiro (RJ)	242	256	238	256
REFAP (Alberto Pasqualini)	Canoas (RS)	189	145	169	142
REGAP (Gabriel Passos)	Betim (MG)	151	143	140	143
REMAN (Isaac Sabbá)	Manaus (AM)	46	42	41	39
REPAR (Presidente Getúlio Vargas)	Araucária (PR)	189	170	185	183
REPLAN (Paulínia)	Paulinia (SP)	396	316	341	324
REVAP (Henrique Lage)	São Jose dos Campos (SP)	252	238	241	205
RLAM (Landulpho Alves)	Mataripe (BA)	279	250	220	254
RPBC (Presidente Bernardes)	Cubatão (SP)	170	160	165	168
RPCC (Potiguar Clara Camarão)	Guamaré (RN)	34	33
Total		2,007	1,798	1,791	1,765

In recent years, we have made substantial investments in our refinery system for the following purposes:

•         Improve gasoline and diesel quality to comply with stricter environmental regulations;

•         Increase crude slate flexibility to process more Brazilian crude, taking advantage of light/heavy crude price differentials; and

•         Reduce the environmental impact of our refining operations.

In 2010, we invested a total of U.S.$6,681 million in our refineries, of which U.S.$5,342 million was invested for hydrotreating units to improve the quality of our diesel and gasoline, U.S.$1,203 million for coking units to convert heavy oil into lighter products, and U.S.$136 million for debottlenecking projects.

During 2011, we expect to complete the following investment projects at our refineries:

•         Diesel quality upgrades at RECAP and RLAM; and

•         Gasoline quality upgrades at REFAP, RPBC, REDUC, REGAP, REVAP, RLAM and RECAP.

The following refinery upgrades are underway for expected completion between 2012 and 2014:

•         Diesel quality upgrades at REGAP, REPAR, REPLAN and RPBC;

•         Gasoline quality upgrades at REPAR; and

•         Delayed coking units at Abreu e Lima Refinery, Comperj, Premium Refinery – 1st Phase and REPAR.

The following refinery upgrade projects are scheduled for completion after 2014:

•         Diesel quality upgrades at REDUC; and

•         Mild thermal cracking units to improve diesel and gasoline quality at REMAN.

By the end of 2013, we will reduce the maximum sulfur content of the diesel produced in our refineries from 1800 ppm to 500 ppm, and six of our refineries will be producing 50 ppm sulfur diesel.  By the beginning of 2014, we will reduce the maximum sulfur content of the gasoline produced in our refineries from 1,000 ppm to 50 ppm.

Major Refinery Projects

Brazil has one of the world’s most dynamic economies with above average rates of demand growth for automotive fuels.  We are planning capacity expansions to meet the needs of this growing market and add value to our growing volumes of crude oil production in Brazil.  We are currently building two new refining facilities:

•         Complexo Petroquímico do Rio de Janeiro—Comperj, an integrated refining and petrochemical complex.  We broke ground in 2008, and began construction in 2010.  The 165 mbbl/d refining operation is scheduled to start up in 2013.  A second phase, scheduled for 2018, will increase capacity to 330 mbbl/d and add petrochemicals manufacturing.

•         Abreu e Lima, a refinery in Northeastern Brazil in a proposed partnership with Petróleos de Venezuela S.A. (PDVSA), the Venezuelan state oil company.  This refinery is designed to process 230 mbbl/d of crude oil to produce 162 mbbl/d of low sulfur diesel (10 ppm) as well as LPG, naphtha, bunker fuel and petroleum coke.  We expect operations to come on stream in 2013.

We are in the planning stage for two new refineries in Northeastern Brazil.  Both refineries will be designed to process 20° API heavy crude oil, maximize production of low sulfur diesel, and also produce LPG, naphtha, low sulfur kerosene, bunker fuel and petroleum coke.  Both will be integrated with marine storage terminals.

•         Premium I in the State of Maranhão will be built in two phases of 300 mbbl/d each.

•         Premium II in the State of Ceará will have processing capacity of 300 mbbl/d.

The following tables summarize output of oil products and sales by product in Brazil for the last three years.

Domestic Output of Oil Products: Refining and marketing operations, mbbl/d
	2010	2009	2008

Diesel	716	737	694
Gasoline	351	331	343
Fuel oil	243	243	255
Naphtha	133	143	136
LPG	132	135	142
Jet fuel	80	74	65
Other	176	159	153
Total domestic output of oil products	1,832	1,823	1,787
Installed capacity	2,007	1,942	1,942
Utilization (%)	90	92	91
Domestic crude oil as % of total feedstock processed	82	79	78

(1)                  Unaudited.

(2)                  As registered by the ANP.

Domestic Sales Volumes, mbbl/d
	2010	2009	2008
Diesel	809	740	760
Gasoline	394	338	344
Fuel oil	100	101	110
Naphtha	167	164	151
LPG	218	210	213
Jet fuel	92	77	75
Other	180	140	84
Total oil products	1,960	1,770	1,737
Ethanol and other products	99	96	88
Natural gas	319	240	321
Total domestic market	2,378	2,106	2,146
Exports	698	707	676
International sales and other operations	593	541	552
Total international market	1,291	1,248	1,228
Total sales volumes	3,669	3,354	3,374

Delivery Commitments

We sell crude oil under a variety of contractual obligations, primarily through long-term and spot-market contracts.  Our spot-market contracts specify the delivery of fixed and determinable quantities, subject to a price negotiation with third parties on a delivery-by-delivery basis. We are contractually committed under one long-term supply contract to deliver a total of approximately 300 mbbl/d in 2011, 200 mbbl/d in 2012 and 200 mbbl/d in 2013 of crude oil. We have met all contractual delivery commitments, and we believe our domestic proved reserves are sufficient to allow us to continue to deliver all contracted volumes.  We expect our contractual delivery obligations to increase over the next nine years as we increase our crude oil production.  For 2011, approximately 55% of our exported domestic crude oil production will be committed to meeting our contractual delivery commitments to third parties.

Imports and Exports

We use exports and imports of crude oil and oil products to balance our domestic production and refinery capacity with market needs and optimize our refining margins.  Much of the crude oil we produce in Brazil is heavy or intermediate, and we import some light crude to balance the slate for our refineries, which were originally designed to run on lighter imported crude, and export heavier crude that is surplus to our needs.

We import diesel, for which there is insufficient production capacity in our Brazilian refineries.  We export fuel oil, of which 65 mbbl/d was exported as bunker fuel.  Our imports and exports of other products, such as gasoline, depend on demand levels and relative pricing in the Brazilian market.  The table below shows our exports and imports of crude oil and oil products in 2010, 2009 and 2008:

Exports and Imports of Crude Oil and Oil Products, mbbl/d
	2010	2009	2008
Exports(1)
Crude oil	497	478	439
Fuel oil (including bunker fuel)	153	150	152
Gasoline	14	38	40
Other	33	39	42
Total exports	697	705	673
Imports
Crude oil	316	396	373
Diesel and other distillates	177	78	127
LPG	58	45	40
Gasoline	9	0	0
Naphtha	42	25	23
Other	13	3	7
Total imports	615	547	570

(1)                  Includes sales made by PifCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.

Logistics and Infrastructure

We own and operate an extensive network of crude oil and oil products pipelines in Brazil that connect our terminals, refineries and other primary distribution points.  On December 31, 2010, our onshore and offshore, crude oil and oil products pipelines extended 15,199 km (9,397 miles).  We operate 28 marine storage terminals and 20 other tank farms with nominal aggregate storage capacity of 63 million barrels.  Our marine terminals handle an average 10,422 tankers annually.  We are working in partnership with other companies to develop and expand Brazil’s ethanol pipeline and logistics network.

Until 1998, we held the monopoly on oil and natural gas pipelines in Brazil and shipping oil products to and from Brazil.  The deregulation of the Brazilian oil sector in that year provided for open competition in the construction and operation of pipeline facilities and gave the ANP the power to authorize entities other than Petrobras to transport crude oil, natural gas and oil products.  In accordance with this deregulation, we transferred our transportation and storage network and fleet to a separate wholly owned subsidiary, Petrobras Transporte S.A.—Transpetro, to allow third parties to access our excess capacity on a non-discriminatory basis.  We enjoy preferred access to the Transpetro network based on our historical usage levels and, in practice, third parties make very limited use of this network.

We operate a fleet of owned and chartered vessels.  These provide shuttle services between our producing basins offshore Brazil and the Brazilian mainland, and shipping to other parts of South America and internationally.  The fleet includes double-hulled vessels, which operate internationally where required by law, and single-hulled vessels, which operate in South America and Africa only.  We are increasing our fleet of owned vessels to replace older vessels, decrease our dependency on chartered vessels and exposure to charter rates tied to the U.S. dollar, and accommodate growing production volumes.  Upgrades will include replacing single-hulled tankers with double-hulled vessels and replacing vessels nearing the end of their 25-year useful life.  Our long-term strategy continues to focus on the flexibility afforded by operating a combination of owned and chartered vessels.

We plan to take delivery of 49 new vessels by 2015, all to be built in Brazilian shipyards.  We have ongoing contracts with five shipyards for delivery of 41 large oil tankers, bunkering vessels and LPG carriers between 2011 and 2015.  We expect to contract an additional eight product tankers in 2011.

The table below shows our operating fleet and vessels under contract as of December 31, 2010.

Owned and Chartered Vessels in Operation and Under Construction Contracts at December 31, 2010
	In Operation		Under Contract/Construction
	Number	Tons Deadweight Capacity	Number	Tons Deadweight Capacity
Owned fleet:
Tankers	40	2,495,451	33	3,570,350
LPG tankers	6	40,171	8	42,200
Anchor Handling Tug Supply (AHTS)	1	2,163	0	0
Floating, Storage and Offloading (FSO)	1	28,903	0	0
Layed-up vessel	4	148,620	0	0
Total	52	2,715,308	41	3,612,550

Chartered vessels: :
Tankers	214	21,841,155
LPG tankers	25	515,568
Total	239	22,356,723

Petrochemicals

Our petrochemicals operations provide a growing market for the crude oil and other hydrocarbons we produce, increase our value added and provide domestic sources for products that would otherwise be imported.  Our strategy is to increase domestic production of basic petrochemicals and engage in second generation and biopolymer activities through investments in companies in Brazil and abroad, capturing synergies within all our businesses.

In the past, the Brazilian petrochemicals industry was fragmented with a large number of small companies, many of which were not internationally competitive and were therefore poor customers for our petrochemical feedstocks.  In a series of mergers and a capital subscription completed in 2010, we have participated in consolidating and restructuring the Brazilian petrochemicals industry by creating Brazil’s largest petrochemicals company and one of the largest producers of thermoplastic resin in the Americas, Braskem S.A. (Braskem).  Braskem is a publically traded company in which we hold a 36.1% interest.  The controlling shareholder, with 38.3%, is Odebrecht S.A. (Odebrecht).  Braskem operates 31 petrochemical plants, produces basic petrochemical and plastics, and conducts related distribution and waste processing operations.

The table below sets forth the primary production capacities of Braskem as of December 31, 2010:

Braskem: Nominal Capacity by Petrochemical Type
(mmt/y)
Braskem
Ethylene	3.77
Propylene	1.59
Polyethylene	3.06
Polypropylene	2.88
PVC	0.51
Cumene	0.32

On April 1, 2011, we announced the acquisition of Innova S.A. from Petrobras Energia International S.A., a wholly owned subsidiary of Petrobras Argentina S.A., for U.S.$332 million.  Innova S.A. is located in the Petrochemical Complex of Triunfo in the State of Rio Grande do Sul in Southern Brazil.  The acquisition will allow us to further our goals related to the development of the Brazilian petrochemicals sector while permitting Petrobras Argentina S.A. to concentrate on activities in Argentina.

We have three new petrochemcials projects under construction or in various stages of engineering or design:

•         Complexo Petroquímico do Rio de Janeiro—Comperj: we have plans to develop a petrochemicals complex to be integrated with the Comperj refinery to produce materials for the plastics industry;

•         PetroquímicaSuape Complex in Pernambuco:  to produce purified terephthalic acid (PTA), polyethylene terephthalate (PET) resin, and polymer and polyester filament textiles; and

•         Companhia de Coque Calcinado de Petróleo—Coquepar:  calcined petroleum coke plants in Rio de Janeiro and Paraná.

Distribution

Distribution Key Statistics
	2010	2009	2008
	(U.S.$ million)
Distribution:
Net operating revenues	37,308	29,672	30,892
Income before income tax	1,101	960	1,245
Total assets at December 31	7,529	6,127	4,775
Capital expenditures	482	369	309

We are Brazil’s leading oil products distributor, operating through our own retail network, through our own wholesale channels, and by supplying other fuel wholesalers and retailers.  Our Distribution segment sells oil products that are primarily produced by our Refining, Transportation and Marketing segment (RTM), and works to expand the domestic market for these oil products and for other fuels, including LPG, ethanol and biodiesel.

The primary focus of our Distribution segment is to:

•         Lead the market in the domestic distribution of oil products and biofuels, increasing our market share and profitability through an integrated supply chain; and

•         Become the preferred brand of our consumers while upholding and promoting social and environmental responsibility.

We supply and operate Petrobras Distribuidora S.A.—BR, which accounts for 38.8% of the total Brazilian retail and wholesale distribution market.  BR distributes oil products, ethanol and biodiesel, and vehicular natural gas to retail, commercial and industrial customers.  In 2010, BR sold the equivalent of 797.5 mbbl/d of oil products and other fuels to wholesale and retail customers, of which the largest portion (44.4%) was diesel.

At December 31, 2010, our BR branded service station network was Brazil’s leading retail marketer, with 7,306 service stations, or 19.2% of the stations in Brazil.  BR-owned and franchised stations make up 30.9% of Brazil’s retail sales of diesel, gasoline, ethanol, vehicular natural gas and lubricants.

Most BR stations are owned by franchisees that use the BR brand name under license and purchase exclusively from us; we also provide franchisees with technical support, training and advertising.  We own 767 of the BR stations and are required by law to subcontract the operation of these owned stations to third parties.  We believe that our market share position is supported by a strong BR brand image and by the remodeling of service stations and addition of lubrication centers and convenience stores.

 Our wholesale distribution of oil products and biofuels under the BR brand to commercial and industrial customers accounts for 56.1% of the total Brazilian wholesale market.  Our customers include aviation, transportation and industrial companies, as well as utilities and government entities.

We also sell oil products produced by RTM to other retailers and to wholesalers.

Our LPG distribution business, Liquigas Distribuidora, held a 22.3% market share and ranked second in LPG sales in Brazil in 2010, according to the ANP.

Oil products sales in Brazil increased 9.0% in 2010 compared to 2009.  This increase was due mainly to Brazil’s economic growth and its corresponding growth in household income and consumer credit.

We participate in the retail sector in other South American countries through our International business segment.  See “—International.”

Gas and Power

Gas and Power Key Statistics
	2010	2009	2008
	(U.S.$ million)
Gas and Power:
Net operating revenues	8,507	5,966	9,345
Income (loss) before income tax	1,014	496	(443)
Total assets at December 31	29,907	25,361	15,348
Capital expenditures	4,099	5,116	4,256

For more than two decades, we have been working actively to develop simultaneously Brazil’s natural gas reserves, production, infrastructure and markets.  As a result of our efforts, natural gas in 2009 supplied 8.7% of Brazil’s total energy needs, compared to 3.7% in 1998, and is projected to supply 14.2% of Brazil’s total energy needs by 2020, according to Empresa de Pesquisa Energética, a branch of the MME.

In 2010, our Exploration and Production operations produced 63.3 mmm3/d (2,235.44 mmcf/d) of natural gas.  The development plans for these operations are expected to result in substantial increases in gas production from the Espírito Santo and Santos Basins off the Brazilian coast, including from pre-salt reservoirs.  We expect domestic gas production to play an increasingly important role in the supply mix, but we will continue to import gas from Bolivia and use LNG imports selectively to provide supplemental supplies, particularly to meet surges in demand from the power sector.

Our Gas and Power segment is responsible for monetizing and delivering the gas produced by our Exploration and Production segment, and gas purchased from other sources, including imported LNG.  The segment comprises gas transmission and distribution, LNG regasification, the manufacture of nitrogen-based fertilizers, gas-fired power generation, and power generation from renewable sources, including solar, wind and small-scale hydroelectric.

The primary focus on our Gas and Power segment is to:

•         Add value by monetizing Petrobras’ associated and non-associated natural gas resources;

•         Assure flexibility and reliability in the commercialization of natural gas;

•         Expand the use of LNG to meet Brazilian gas demand and diversify our supply of natural gas;

•         Optimize our thermoelectric power plant portfolio and supplement it with power generation from renewables; and

•         Create an additional flexible means of monetizing our natural gas resources by investing in capacity to manufacture nitrogen fertilizers.

Natural Gas

Following a multi-year infrastructure development program, including investments of approximately U.S.$13.33 billion (R$26.98 billion) in the last five years, we have built an integrated system centered around two main, interlinked, pipeline networks that allows us to deliver natural gas from our main offshore natural gas producing fields in the Campos and Espírito Santo Basins, as well as from two LNG terminals and a gas pipeline connection with Bolivia.

Our natural gas pipelines span 9,239 km (5,741.2 miles), including:

•         Malha Sudeste (Southeast Network) (2,273.7 km/1,412.8 miles) serving Brazil’s most industrialized region, including Rio de Janeiro and São Paulo;

•         Malha Nordeste (Northeast Network) (2,183.4 km/1,356.7 miles);

•         Gasene (Southeast Northeast Interconnection Gas Pipeline) (1,387 km/861.8 miles);

•         A 2,593 km (1,611.2 miles) Brazilian portion of the Bolivia-Brazil natural gas pipeline in Southeastern Brazil; and

•         Urucu-Coari-Manaus pipeline (802.5 km/498.7 miles) and branches, connecting the Solimões Basin to Manaus and other northern cities.

In 2010, we invested U.S.$3.41 billion in our pipeline network, completed the Gasene interconnector, and extended our total network by 1,696 km (1,054 miles) as compared to 2009.   The following pipelines commenced operations in 2010:

Natural Gas Pipelines Starting Operations in 2010
Name	Route	Length (km/miles)	Capacity

Gascac	Cacimbas-Catu (completes Gasene)	954 km (593 miles)	up to 20 mmm³/d (706.3 mmcf/d)
Gasduc III	Cabiúnas-Reduc	181 km (112.5 miles)	40 mmm3/d (1,412 mmcf/d)
Gasbel II	Volta Redonda - Queluzito	268.9 km (167 miles)	up to 5 mmm³/d (176.6 mmcf/d)
Paulínia-Jacutinga	Paulínia-Jacutinga	93 km (58 miles)	up to 5.0 mmm3/d (176.6 mmcf/d)
Pilar-Ipojuca	Pilar-Ipojuca	189.1 km (117.5 miles)	up to 15 mmm³/d (529.7 mmcf/d)
GASCAV-UTG Sul Capixaba	Cabiúnas - UTG	10 km (6.2 mile)	2 mmm³/d (70.63 mmcf/d)

                        In 2011, we plan to invest a further U.S.$1.5 billion for incremental additions to our gas transportation system.

The map below shows our existing pipelines and our pipelines under construction.

We own and operate two LNG terminals, one in Rio de Janeiro with a send-out capacity of 20 mmm3/d (706 mmcf/d), and the other in Pecém (Ceará) in Northeastern Brazil with a send-out capacity of 7 mmm3/d (247 mmcf/d).  The terminals are supported by two LNG regasification vessels with capacities of 14 mmm3/d (494 mmcf/d) and 7 mmm3/d (247 mmcf/d).  These terminals and regasification ships give us the flexibility to import gas to supplement domestic natural gas supplies.  In 2010, we purchased 41 LNG cargoes, of which 36 were imported into Brazil and 5 were sold in international markets.  In addition, we plan to build a third LNG terminal in the State of Bahia, the construction of which will begin in 2012 and which we expect to be completed in 2013.

We hold interests ranging from 24% to 100% in 20 of Brazil’s 27 local gas distribution companies.  In Espírito Santo State we hold exclusive rights to distribute natural gas through our BR subsidiary.  We estimate that we had a 23% net equity interest in the combined 49.0 mmm3/d (1,730 mmcf/d) of natural gas distributed by Brazil’s local distribution companies in 2010.

According to our estimates, our two most significant holdings, CEG Rio and Bahiagás, are Brazil’s third and fourth largest gas distributors. These companies, together with independent distributors Comgás and CEG supply 64% of the Brazilian market.

Principal Natural Gas Local Distribution Holdings
Name	State	Group Share %	Average Gas Sales in 2010 (mmm3/d)	Customers

CEG RIO	Rio de Janeiro	37.41	6,075	24,506
BAHIAGAS	Bahia	41.50	3,677	5,719
GASMIG	Minas Gerais	40.00	2,635	292
COPERGÁS	Pernambuco	41.50	2,342	3,415

 The table below shows the sources of our natural gas supply, our sales and internal consumption of natural gas, and revenues in our local gas distribution operations for each of the past three years.

Supply and Sales of Natural Gas in Brazil, mmm3/d
	2010	2009	2008
Sources of natural gas supply
Domestic production	28.6	23.0	30.3
Imported from Bolivia	27.1	22.4	30.4
LNG	7.6	0.7	0.0
Total natural gas supply	63.3	46.1	60.7
Sales of natural gas
Sales to local gas distribution companies(1)	37.2	32.4	36.8
Sales to gas-fired power plants	12.2	4.1	12.8
Total sales of natural gas	49.4	36.5	49.6
Internal consumption (refineries, fertilizer and gas-fired power plants)(2)	13.9	9.6	11.1
Revenues (U.S.$ billion)(3)	4.7	3.5	5.1

(1)                  Includes sales to local gas distribution companies in which we have an equity interest.

(2)                  Includes gas used in the transport system.

(3)                  Excludes internal consumption.

Natural gas consumption in Brazil by industrial, commercial and retail customers increased 15% in 2010 compared to 2009.  This increase was due mainly to Brazil’s economic growth and more competitive pricing of natural gas sold through short-term auctions.  Natural gas consumption in the power generation industry increased 198% from 2009 to 2010 due to reduced rainfall and higher industrial output.  Natural gas consumption by refineries and fertilizer plants increased 20%.

Long-Term Natural Gas Commitments

When we began investment in the Bolivia-Brazil pipeline in 1996, we entered into long-term contracts with three companies:

•         Gas Supply Agreement (GSA) with the Bolivian state-owned company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), to purchase certain minimum volumes of natural gas at prices linked to the international fuel oil price through 2019, after which the agreement may be extended until all contracted volume has been delivered.  On December 18, 2009, Petrobras and YPFB signed the fourth amendment to the GSA, which provides for additional payments to YPFB for liquids contained in the natural gas purchased by Petrobras through the GSA, of between U.S.$100 million and U.S.$180 million per year, retroactive to May 2007.  As of February 2010, Petrobras has paid all obligations owed for 2007.  Additional payments for subsequent years will be paid after YPFB fulfills conditions precedent established in the amendment;

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

Our volume obligations under the ship-or-pay arrangements were generally designed to match our gas purchase obligations under the GSA.  The tables below show our contractual commitments under these agreements for the five-year period from 2011 through 2015.

Commitments to Purchase and Transport Natural Gas in Connection with Bolivia-Brazil Pipeline
	2011	2012	2013	2014	2015
Purchase commitments to YPFB
Volume obligation (mmm3/d)(1)	24.06	24.06	24.06	24.06	24.06
Volume obligation (mmcf/d)(1)	850.00	850.00	850.00	850.00	850.00
Brent crude oil projection (U.S.$)(2)	72.00	77.40	82.90	82.30	81.30
Estimated payments (U.S.$ million)(3)	1,899.65	1,874.02	2,007.05	2,073.52	2,049.25

Ship-or-pay contract with GTB
Volume commitment (mmm3/d)	30.00	30.00	30.00	30.00	30.00
Volume commitment (mmcf/d)	1,059.00	1,059.00	1,059.00	1,059.00	1,059.00
Estimated payments (U.S.$ million)(5)	137.10	137.78	138.46	139.14	139.82

Ship-or-pay contract with TBG
Volume commitment (mmm3/d)(4)	35.28	35.28	35.28	35.28	35.28
Volume commitment (mmcf/d)	1,246.09	1,246.09	1,246.09	1,246.09	1,246.09
Estimated payments (U.S.$ million)(5)	498.15	501.32	510.42	526.34	526.87

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

(4)           Includes ship-or-pay contracts relating to TBG’s capacity increase.

(5)           Amounts calculated based on current prices defined in natural gas transport contracts.

Gas Sales Contracts

In recent years, we have introduced a variety of supply contracts designed to create flexibility in matching customer demand with our gas supply capabilities.  These include flexible, interruptible and preferential gas supply contracts as well as auction mechanisms for short-term contracts.  In 2010, we introduced weekly electronic auctions offering short-term natural gas volumes that had been reserved for gas-fired power plants, but were not dispatched.

The table below shows our future gas supply commitments from 2011 to 2015, including sales to both local gas distribution companies and gas-fired power plants.

Future Commitments under Natural Gas Sales Contracts, mmm3/d
	2011	2012	2013	2014	2015
To local gas distribution companies:
Related parties(1)	17.40	18.90	19.71	20.13	20.23
Third parties	18.05	18.04	17.75	17.65	17.80
To gas-fired power plants:
Related parties(1)	4.23	4.41	3.44	3.45	3.46
Third parties	5.02	6.52	8.28	9.78	9.87
Total(2)	44.70	47.87	49.17	51.01	51.36
Estimated contract revenues (U.S.$ billion)(3)(4)	5.7	6.1	6.2	6.3	6.4

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

Short-Term Natural Gas Commitments

In 2009, we contributed to the development of a short-term market for natural gas sales, focusing on the industrial market as an alternative to the market for power generation when the power plants are not being dispatched.  Sales under these short-term contracts were accomplished by an electronic auction system conducted by means of the Internet.  These auctions commercialized natural gas volumes reserved for but not otherwise utilized by local gas distributors, and allowed us to offer end users more competitive prices.  On average, 4.4 mmm³/d of natural gas were sold under these short-term contracts in 2009, with volumes reaching 7.8 mmm³/d in 2010.  The last auction resulted in a sales record of 9.4 mmm³/d for a four-month delivery period.

In April 2010, we implemented a new method for selling short-term natural gas.  On a weekly basis, we offer for sale to the non-thermoelectric market volumes of natural gas that had been originally reserved for gas-fired power plants but that were not dispatched.  Under this method, weekly sales begin with orders from gas distribution companies for deliveries to be made within the subsequent four-week period.  Depending on the availability and cost of natural gas during that period, we have the option of either accepting or rejecting the orders.  This new method allowed us to sell an average of 300,000 m³/d of natural gas, with a sales record of 1.6 mmm³/d in May 2010.

Fertilizers

We are expanding production of nitrogenous fertilizers in order to meet the growing needs of Brazilian agriculture, to substitute for imports, and to expand the market for natural gas.  Effective January 1, 2010, we transferred our fertilizer business from the Refining, Transportation and Marketing segment to the Gas and Power segment in order to better exploit business synergies.

Our fertilizer plants in Bahia and Sergipe produce ammonia and urea for the Brazilian market.  In 2010, these plants sold a combined 235,739 t of ammonia and 772,059 t of urea.  We are currently building a facility with the capacity to produce 200,000 m3/year of ARLA 32, an aqueous 32.5% urea solution.  We are also conducting feasibility studies for up to four additional fertilizer facilities.

Power

To further our goal of developing natural gas demand in Brazil, we have invested in power plants and the associated system of gas supply contracts.  These plants are designed to supplement power from the hydroelectric stations that supply an average of 90% of the country’s electric power needs in a given year.  Gas-fired power is particularly needed during times of peak demand, high economic growth, and drought.

We own interests in 25 thermoelectric power plants with a combined installed capacity at year-end 2010 of 5,771 MW, equivalent to 64% of Brazil’s total thermoelectric capacity.  Of this total, 5,372 MW was in thermoelectric plants controlled by us and 99% (5,340 MW) was gas-fired.  Under Brazil’s power pricing regime, we may sell only power-generating capacity that is certified by the MME.  At year-end 2010, due to gas supply constraints, the MME certified 3,619 MWavg of commercial capacity, or 67% of the installed capacity controlled by us.

In 2010, the Brazilian hydroelectric system generated 48,270 MWavg of electricity, or 89% of the country’s needs.  The Sistema Interligado Nacional—SIN (National Interconnected Power System), was called upon to supplement this power with an average 5,943 MW, of which we generated an average 1,837 MW of electricity in 2010, compared to 525 MW in 2009.

We also export energy to neighboring countries.  In 2010, we exported 110.2 MWavg to Argentina and Uruguay.

Commitments for Future Generation Capacity and Electricity Sales

Under a 2007 agreement with the ANEEL, we are committed to increasing our ability to supply power to the grid by increasing natural gas supplies, including LNG, converting some existing power plants to dual-fuel operation and leasing backup oil-fired power plants.  By 2011 we are committed to supply up to 5,609 MW of installed capacity and expect to have an average 3,669 MW certified capacity available for sale, exclusive of our own power requirements.

The table below shows the installed capacity and commercial capacity of the thermoelectric power plants controlled by us for 2010 through 2013 under our agreement with the ANEEL:

Installed Power Capacity and Utilization
	2010	2011	2012(2)	2013
Gross installed capacity (MW)	5,372	5,609	5,205	5,205
Certified commercial capacity(1) (MWavg)	3,619	3,669	3,353	3,462

(1)                  Weighted average of certified commercial capacity for the year.

(2)                  Our installed and commercial capacity will be reduced in 2012 due to the termination of our lease of the Araucaria thermoelectric power plant.

In 2010, we invested U.S.$358.2 million (R$630.8 million) in thermoelectric generation.

We sell our power output under long-term contracts for “standby availability” and long-term bilateral contracts, primarily with power distribution companies.  Of the total 3,579 MWavg of power available for sale in 2012 (including the certified commercial capacity of our plants and 226 MWavg of power purchased from third parties), approximately 45% has already been sold as standby availability in the 2005 and 2006 auctions, and approximately 55% has been committed under bilateral contracts.  We also have the option to fulfill our contractual commitments by purchasing power from third parties.

The following table summarizes our commitments under standby availability and bilateral contracts, power purchased from third parties, and the power we expect to be available for sale.

Power Available for Sale and Power Commitments
	2009	2010	2011	2012	2013
	(MWavg)
Total available for sale:
Commercial capacity (MW) (1)	2,811	3,619	3,669	3,353	3,462
Purchased from third parties	329	234	202	226	200
Commitments:
Standby availability auctions	821	1,391	1,596	1,596	1,596
Bilateral contracts	2,103	2,442	2,214	1,983	1,587
Remaining available for sale (1)(2)	216	20	61	0	479

(1)      Projections based on existing capacity and expected supply of gas.

(2)      Represents the remaining commercial capacity available for sale beginning in 2011.

In the 2005 and 2006 auctions, we sold standby availability of 1,391 and 205 MWavg, respectively, on 15-year contracts beginning in 2008 to 2011. Under the terms of these contracts, we will be compensated a fixed amount whether or not we generate any power, and we receive an additional amount for the energy we actually generate at a price that is set on the date of the auction and revised annually based on an inflation-adjusted fuel oil basket. This represented most of our capacity that is eligible to be sold through the auction system.  We have been compensated for the standby availability from the 2005 and 2006 auctions since 2008, with the capacity compensation stepping up through 2011, at which time it stabilizes. These contracts generate losses when our actual costs of generating power increase and our prices do not rise accordingly.

Our future commitments under bilateral contracts are 2,275 MWavg in 2011, 1,983 MWavg in 2012 and 2,066 MWavg in 2013.  The agreements will run off gradually, with the last contract expiring in 2028.  As existing bilateral contracts run-off, we will sell our remaining certified power-generation capacity under short- and medium-term bilateral contracts and auctions conducted by us and by the MME.

Renewable Energy

We have invested, alone and in partnership with other companies, in renewable power generation sources in Brazil including wind and small hydroelectric plants.  Our net interests are equivalent to 316.5 MW of hydroelectric capacity and 105.8 MW of wind capacity.  We and our partners sell energy from these plants directly to the Brazilian federal government via “reserve energy” auctions.

International

International Key Statistics
	2010	2009	2008
	(U.S.$ million)
International:
Net operating revenues	13,463	10,197	10,940
Income (loss) before income tax	1,076	232	(605)
Total assets at December 31	16,170	14,914	13,439
Capital expenditures	2,167	2,111	2,908

We have operations in more than 20 countries outside Brazil, encompassing all phases of the energy business.  The primary focus of our international operations is to:

•         Use our technical expertise in deepwater exploration and production to participate in high-potential and frontier offshore regions; and

•         Integrate international downstream operations aligned with our domestic activities.

International Upstream Activities

Most of our international activities are in exploration and production of oil and gas.  We have long been active in Latin America.  In the Gulf of Mexico and West Africa, we focus on opportunities to leverage the deepwater expertise we have developed in Brazil.  We have preliminary exploratory efforts underway in other regions.

In 2010, our net production outside Brazil averaged 146 mbbl/d of crude oil and NGLs and 16 mmm3/d (566 mmcf/d) of natural gas, representing 10% of our total production on a barrels of oil equivalent basis.

The table below shows our main exploration and production projects being developed worldwide. Additional information about certain of these projects and our exploration and production activities is provided in the text that follows.

Countries		Main International Exploration and Production Assets in Development
		Main projects in development	Phase	Operated by	Petrobras interest (%)
South America
1	Argentina(1)	Sierra Chata Parva Negra El Tordillo La Tapera – Puesto Quiroga 25 de Mayo – Medanito Puesto Hernandés	Production Exploration Production Production Production Production	Petrobras Petrobras Partner Partner Petrobras Petrobras	46 100 36 36 100 38
2	Bolivia	San Alberto San Antonio Ingre Itaú	Production Production Exploration Exploration	Petrobras Petrobras Partner Petrobras	35(2) 35(2) 100(2) 30(2)
3	Colombia	Balay 1 Tayrona Cebucan Villarica Norte	Exploration Exploration Exploration Exploration	Petrobras Petrobras Petrobras Petrobras	45 40 50 50
4	Peru	Lote 10 Lote 57 Lote 58	Production Exploration Exploration	Petrobras Partner Petrobras	100 45.16 100
5	Uruguay	Block 3 Block 4	Exploration Exploration	Partner Petrobras	40 40
6	Venezuela	Oritupano-Leona Acema La Concepción Mata	Production Production Production Production	Partner Partner Partner Partner	40(3) 40(3) 40(3) 40(3)
North America
7	Mexico	Cuervito Fronterizo	Production Production	Petrobras Petrobras	45(4) 45(4)
8	U.S.	Cascade Chinook Coulumb (MC-613) Cottonwood St. Malo Tiber Stones Big Bend Latigo Logan	Development Development Production Production Development Development Development Exploration Exploration Exploration	Petrobras Petrobras Partner Petrobras Partner Partner Partner Petrobras Partner Partner	100 66.67 33.33 100 25 20 25 50 50 35

Africa
9	Angola	Block 2 Block 6 Block15 Block 18 Block 26 Block 34	Production Exploration Exploration Exploration Exploration Exploration	Partner Petrobras Partner Petrobras Petrobras Partner	28 40 5 30 80 30
10	Namibia	2714A	Exploration	Partner	50
11	Nigeria	Akpo Agbami Egina Egina South Preowei OPL 315	Production Production Development Exploration Exploration Exploration	Partner Partner Partner Partner Partner Petrobras	20 13 20 20 20 45

Countries		Main International Exploration and Production Assets in Development
		Main projects in development	Phase	Operated by	Petrobras interest (%)
12	Tanzania	Block 5 Block 6	Exploration Exploration	Petrobras Petrobras	100 100
Europe
13	Portugal	Camarão Mexilhão	Exploration Exploration	Petrobras Petrobras	50 50
Asia
14	India	Cauvery	Exploration	Partner	25
Oceania
15	Australia	North Carnarvon	Exploration	Partner	50
16	New Zealand	Block 52707	Exploration	Petrobras	100

(1)                  Most of  the Argentine exploration and production projects are held through our indirect 67.2% share in PESA.

(2)                  Production-sharing contract, under which Petrobras’ expenditures are reimbursed only if exploration results in economically viable oil discoveries.

(3)                  Joint venture through PESA.

(4)                  Non-risk service contract, under which Petrobras’ expenditures are reimbursed regardless of whether exploration results in economically  viable oil discoveries.

During 2010, our capital expenditures for international exploration and production totaled U.S.$1.9 billion, representing 8.3% of our total exploration and production capital spending.

South America

We are present in Argentina, Bolivia, Colombia, Ecuador, Peru, Venezuela and Uruguay.  In 2010, our average net production from South America (outside of Brazil) was 180.6 mboe/d, or 75% of our international production.  Reserves in the region represent 75% of our international reserves.  Our most significant natural gas production operations outside of Brazil are located in Argentina and Bolivia, where we produced an average 15.2 mmm3/d (536.8 mmcfd/d) of natural gas in 2010, or 95% of our international production.  Argentina and Bolivia together accounted for 35% of our worldwide production of natural gas in 2010.

Our largest operating region outside Brazil is Argentina, where we operate primarily through our 67.2% interest in Petrobras Energia S.A. (PESA).  Our main oil production is concentrated in the Medanito, El Tordillo and Puesto Hernández fields, and our main gas production is concentrated in the Santa Cruz and Sierra Chata fields in the province of Neuquén.  We also hold direct and indirect interests of 52.6% in Petrolera Entre Lomas S.A. (PELSA), whose main oil production is in Entre Lomas.

In Bolivia, our production comes principally from the San Alberto and San Antonio fields.  Following enactment of the Bolivian government’s May 1, 2006 nationalization of hydrocarbons, we entered into new production-sharing contracts under which we continue to operate the fields, but are required to make all hydrocarbon sales through YPFB with the right to recover our costs and participate in profits.  On January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources.  As a result, we were not able to include any of our Bolivian proved reserves in our proved reserves for year-end 2010.  We continue to report production from our operations in Bolivia under our existing contracts in that country.  In January 2011, the Bolivian government approved the agreement between Petrobras Bolivia S.A. and Total E&P Bolivie S.A., according to which we have acquired a 30% interest in the Itaú gas field and assumed control of the field’s operations.

In Colombia, in January 2010, we negotiated a farm-out agreement in the Balay Block, where we hold a 45% interest, for 15% of our interest to Petroamerica Oil Corporation and 10% of our interest to Sorgenia E&P Colombia B.V. In March 2010, we announced discoveries in the Balay Block, where ongoing tests confirmed the presence of oil at approximately 28° API.  Our portfolio also includes other onshore exploration and production contracts.

We are present in Venezuela  through four joint ventures with subsidiaries of Petróleos de Venezuela S.A. (PDVSA), which hold exploration and production rights and in which we hold minority interests.  PDVSA is the majority holder and operator.

In Peru, we announced discoveries of natural gas in Lote 58, located in the Department of Cuzco, which are undergoing commercial evaluations.  We are the sole operator of Lote 58.  Our main assets in the country are exploration and production rights in Block 10 in Northern Peru. In 2010, the volumes booked by the Kinteroni Gas Project, in Lote 57, accounted for a 65.1 mmboe increase of the company’s reserves in the country.

In 2010, we chose to discontinue operations in Ecuador following changes in that country’s laws and regulations.

North America

In the United States we focus on deepwater fields in the Gulf of Mexico.  As of December 31, 2010, we held interests in 189 offshore blocks, 125 of which we operate.  In January 2010, we acquired the remaining 50% interest in the Cascade field.  In 2011, we expect to begin production in the Cascade and Chinook fields, where we will implement new technologies and become the first Gulf of Mexico operation to use a FPSO.

Our exploration activities in the United States were reduced in 2010 due to the moratorium imposed by the United States government after the Gulf oil spill.

We have held non-risk service contracts for the Cuervito and Fronterizo Blocks in the Burgos Basin of Mexico  since 2003.  Under these service contracts, we receive fees for our services, but any producing wells and production are transferred to the Mexican national oil company Petróleos Mexicanos (Pemex).  We also have agreements to share deepwater expertise with Pemex.

Europe

Under a joint study agreement with Petrogal (Galp) and Partex, we are acquiring and analyzing seismic data related to the Peniche Basin offshore Portugal.

Africa

In Angola, we have announced deepwater discoveries in Block 15, in which we have a 5% interest.  In 2010, we produced a net 1.9 mboe/d from Block 2, which we do not operate.

In Nigeria, our net production is 54.6 mboe/d from the Agbami and Akpo fields, and we enhanced production at those fields in 2010.  The Egina field is in its development stage, while the Preowei and Egina South fields are under appraisal.

In Namibia, we continue to evaluate the potential of Block 2714A before deciding whether to drill an exploratory well.   This block is located in offshore Southern Namibia and covers an area of approximately 5,500 km2 (1.4 million acres) in water depths from 150 to 1,500 meters (492 to 4,921 feet).

In Tanzania, we continue exploratory studies of the offshore deepwater blocks 5 and 6 in partnership with TPDC.  Each block encompasses approximately 11,000 km2 (2.7 million acres).  In 2010, we carried out two 3D seismic surveys that covered a total of 2,700 km2 (0.7 million acres) of the area.

Asia and Oceania

In April 2010, we acquired a 50% interest in an exploratory block in the North Carnarvon Basin in Australia  and committed to drill the first exploration well. We have made no discoveries of natural gas in our Artemis-1 well.

In New Zealand, we obtained permission, through public bidding, to operate exploration offshore Block 52707, in the Raukumara Basin. We have a 100% interest and plan to undertake seismic studies and drill one exploration well.

Other International Activities

Our other international activities, including refining, petrochemicals, distribution and gas and power activities, are described below.

South America

We have integrated operations in South America, particularly in Argentina, where we participate across the energy value chain.  Through our interest in PESA, we own two refineries providing 81 mbbl/d of net capacity, an interest in the Refinor/Campo Duran Refinery, and three petrochemical plants (two in Argentina and one in Brazil).  We directly own 604 retail service stations operating under the Petrobras brand name.  We also own the Pichi Picún Leufú hydroelectric plant, the Genelba gas-fired thermoelectric plant, an interest in natural gas transportation company TGS (Transportadora Gas del Sur), and interests in energy marketer Edesur, and Mega Company, a natural gas separation facility.

In 2010, PESA agreed to sell its fertilizer business for U.S.$88 million.  In 2010, PESA also agreed to sell its refinery in San Lorenzo and about 360 points of sale for approximately U.S.$110 million. This transfer was consummated on May 2, 2011, although it remains subject to approval by the Argentine competition authority.

In Bolivia, we operate gas fields that supply gas to Brazil.  We hold an 11% interest in GTB, owner of the Bolivian section of the Bolivia-to-Brazil (BTB) pipeline that transports natural gas we produce in Bolivia to the Brazilian market.  We also hold a 44.5% interest in Transierra S.A., which owns the Yacuiba-Rio Grande gas pipeline (Gasyrg) linking the San Alberto and San Antonio fields to the BTB pipeline.

In Chile, our assets comprise 229 service stations, 11 airport terminals and a lubricant plant.

In Colombia, our assets comprise 86 service stations and a lubricant plant.

In Paraguay, our assets comprise 165 service stations, 1 aviation fueling installation and 1 LPG refueling plant.

In Uruguay, we have fuel distribution operations, with 87 service stations.  We also market marine products, asphalt and aviation products and distribution.

                The portfolio of our Gas and Power segment includes two gas distribution companies in Uruguay, Distribuidora de Gas Montevideo S.A (retail sales in Montevideo) and Conecta S.A. (national commercial sales).  See “—Gas and Power”

North America

In the United States we own 100% of the Pasadena Refining System (PRSI) and 100% of PRSI’s related trading company (PRSI Trading Company). On December 20, 2010, the 129th District Court of Harris County, Texas issued a ruling confirming an arbitration award issued on April 10, 2009, which found that Petrobras America, Inc. (PAI), our indirect subsidiary in the United States, and its affiliates had effectively acquired the remaining shares that led PAI to hold 100% of the interest held by our former partner Astra Oil Trading NV (Astra) and its affiliates in both PRSI and PRSI Trading Company, and set the put-option exercise price for PRSI and PRSI Trading Company at U.S.$296 million and U.S.$170 million, respectively. PAI does not object to the confirmation of the put option exercised by Astra and its affiliates or PAI’s ownership of 100% of PRSI and 100% of PRSI Trading Company.  However, PAI is appealing the December 20, 2010 ruling in order to challenge certain other aspects related to the implementation of the arbitral award.  Enforcement of the judgment is suspended pending appeal. There are other ongoing judicial proceedings related to indemnifications among the parties involved.

Asia

In Japan, we own the Nansei Sekiyu Kabushiki Kaisha (NSS) refinery in Okinawa and produce and market E3 fuel, a mixture of ethanol and gasoline.

Corporate

Corporate Key Statistics
	2010	2009	2008
	(U.S.$ million)
Corporate:
Income (loss) before income tax	(3,416)	(3,520)	(1,986)
Total assets at December 31	53,707	31,198	17,583
Capital expenditures	752	584	874

Biofuels

Since 2009, our Biofuels operations have been part of the Corporate segment.  They were previously included in the Gas and Power segment.  Brazil is a global leader in the use of ethanol as fuel for light vehicles.  Today, 90.83% of new light vehicles sold in Brazil have flexfuel capability, and service stations offer a choice of 100% ethanol and an ethanol/gasoline blend.   All diesel fuel sold in Brazil since January 2010 is required to be at least 5% biodiesel.

We supply 10.8% of Brazil’s biodiesel and we act as a market catalyst by securing and blending biodiesel supplies and furnishing these to smaller distributors as well as our own service stations. Our biodiesel plants, located at Candeias and Quixada in Northeastern Brazil and at Montes Claros in Southeastern Brazil, purchase vegetable oils from small farmers and industrial producers.  After various operational improvements, the capacity of these three plants totals 7.5 mbbl/d.  During 2010, we began biodiesel production at our 50% owned Marialva plant, increasing our total capacity to 8.5 mbbl/d. In an effort to decrease our dependency on third-party sources of vegetable oils, we also invested in a vegetable oil extracting company near our Candeias plant as part of our strategy to vertically integrate our operations.

We participate in the growing ethanol industry through production, transportation, distribution, wholesale and exports, and by stimulating improvements in product quality.  In 2010, in order to strengthen our participation in the ethanol industry, we invested U.S.$387 million (R$682.5 million) to acquire a 26.5% interest in Guarani S.A., the third-largest sugarcane processor in Brazil, with plans to invest an additional U.S.$527 million (R$928.5 million) over five years to acquire an additional 19.2% interest, bringing our total interest in Guarani S.A. to 45.7%.  We also entered into a strategic partnership with Grupo São Martinho, with investments of U.S.$244 million (R$422 million), in order to operate and expand the production of the Usina Boa Vista and SMBJ Agroindustrial S.A. through our 49% interest in Nova Fronteira Bioenergia S.A. As a result of these partnerships and investments, our total annual milling capacity amounts to 24.5 mmt and our total ethanol production capacity amounts to 27.0 mbbl/d.

In 2010, we exported 306,000 m3 of ethanol, 16.11% of Brazil’s total ethanol exports, including industrial ethanol to Asia and fuel ethanol to the United States and Europe.

Information on PifCo

PifCo was incorporated in order to facilitate and finance the import of crude oil and oil products by us into Brazil, and has been our wholly owned subsidiary since 2000.  Currently, PifCo acts as an intermediary between third-party oil suppliers and us by engaging in crude oil and oil product purchases from international suppliers, and reselling crude oil and oil products in U.S. dollars to us under terms that allow payment in up to approximately 30 days, without a premium. Prior to April 2010, we paid PifCo for shipments of crude oil and oil products on a deferred payment basis, at a price which included a premium to compensate PifCo for its financing costs.  PifCo also purchases crude oil and oil products from us for sale outside Brazil.  Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil.  PifCo is generally able to obtain credit to finance purchases on the same terms granted to us, and PifCo buys crude oil and oil products at the same price that suppliers would charge us directly.  PifCo is gradually reducing its sales of crude oil and oil products to us and will gradually reduce its sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether. At that time, PifCo will become a finance subsidiary functioning as a vehicle for us to raise capital for our operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means.

We have provided unconditional and irrevocable guaranties of payment for all of PifCo’s issuances of SEC-registered debt securities since February 2009.  On March 31, 2010, we issued six additional unconditional and irrevocable guaranties of payment to replace the standby purchase agreements that previously supported PifCo’s SEC-registered debt securities issued prior to February 2009.  As a result, we currently provide unconditional and irrevocable guaranties of payment for all of PifCo’s outstanding SEC-registered debt securities.

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

PifCo’s Principal Commercial Activities

PifCo purchases crude oil and oil products for resale to us and third parties.  PifCo acquires substantially all of its crude oil and oil products either through purchases on the spot market or short-term supply contracts.  PifCo also acquires a small portion of its crude oil and oil products through long-term supply contracts.  PifCo’s crude oil and oil product purchase obligations are, in most instances, guaranteed by us.  Prior to April 2010, PifCo resold the products purchased to us at the purchase price it paid, plus a premium, determined in accordance with a formula designed to pass on PifCo’s average costs of capital to us.  Currently, PifCo sells crude oil and oil products to us under terms that allow payment in up to approximately 30 days, without a premium.  PifCo also purchases crude oil and oil products from us for sale outside Brazil.  Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil. PifCo is gradually reducing its sales of crude oil and oil products to us and will gradually reduce its sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether. At that time, PifCo will become a finance subsidiary functioning as a vehicle for us to raise capital for our operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means.

In addition, PifCo finances its oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from us and the issuance of notes in the international capital markets.

Export Prepayment Program

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

Since the creation of the program, the Trust has issued a total of U.S.$1,500 million in Senior Trust Certificates.  We have prepaid or amortized a portion of the Senior Trust Certificates.  Currently, there are U.S.$264 million in Senior Certificates outstanding.

As the support for the exports prepayment program, we sell fuel oil to utilities, refineries and traders.  The following table sets forth our fuel oil export sales for the period from 2006 to 2010:

	2010	2009	2008	2007	2006
Millions of U.S.$	2,250.1	1,708.6	2,848.5	2,205.9	1,500.1
Millions of barrels	31.1	29.5	51.8	39.6	67.3

Organizational Structure

Of our 37 direct subsidiaries listed below, 30 are incorporated under the laws of Brazil and seven (PifCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil), Petrobras Netherlands B.V. (PNBV), Cordoba Financial Services GmbH and Cayman Cabiúnas) are incorporated abroad.  See Exhibit 8.1 for a complete list of our subsidiaries, including their full names, jurisdictions of incorporation and our percentage equity interest.

The following diagram sets forth our significant consolidated subsidiaries as of December 31, 2010:

PETROBRAS
BRAZIL
ABROAD
Petroquisa
BR
Gaspetro
Transpetro
Downstream
Petrobras Comercializadora de Energia
Petrobras Negócios Eletrônicos
5283
Fundo de Investimento Imobiliário RB Logística
FAFEN Energia
Baixada Santista Energia
Soc. Fluminense Energia - SFE
Termoaçu
Termobahia
Termoceará
Termorio
Termomacaé Ltda
Termomacaé Comercializadora de Energia
Ibiritermo
Usina Termelétrica de Juiz de Fora
Petrobras Biocombustível
Companhia Locadora de Equipamentos Petroliferos–CLEP
Comperj Participações
Comperj Petroquímicos Básicos
Comperj PET
Comperj Esterênicos
Comperj MEG
Comperj Poliolefinas
Refinaria Abreu e Lima
Breitener Energética
Brasoil
BOC
PIB BV
PifCo
PN BV
Cordoba Financial Services
Cayman Cabiúnas

Property, Plant and Equipment

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

Regulation of the Oil and Gas Industry in Brazil

Concession Regime for Oil and Gas

Under Brazilian law, the Brazilian federal government owns all crude oil and natural gas subsoil accumulations in Brazil.  The Brazilian federal government holds a monopoly over the exploration, production, refining and transportation of crude oil and oil products in Brazil and its continental shelf, with the exception that companies that were engaged in refining and distribution in 1953 were permitted to continue those activities.  Between 1953 and 1997, we were the Brazilian federal government’s exclusive agent for exploiting its monopoly, including the importation and exportation of crude oil and oil products.

As part of a comprehensive reform of the oil and gas regulatory system, the Brazilian Congress amended the Brazilian Constitution in 1995 to authorize the Brazilian federal government to contract with any state or privately-owned company to carry out upstream, oil refining, cross-border commercialization and transportation activities in Brazil of oil, natural gas and their respective products.  On August 6, 1997, Brazil enacted Law No. 9,478, which established a concession-based regulatory framework, ended our exclusive right to carry out oil and gas activities, and allowed competition in all aspects of the oil and gas industry in Brazil.  Since that time, we have been operating in an increasingly deregulated and competitive environment.  Law No. 9,478 also created an independent regulatory agency, the ANP, to regulate the oil, natural gas and renewable fuel industry in Brazil, and to create a competitive environment in the oil and gas sector.  Effective January 2, 2002, Brazil deregulated prices for crude oil, oil products and natural gas.

Law No. 9,478 established a concession-based regulatory framework and granted us the exclusive right to exploit crude oil reserves in each of our producing fields under concession contracts for an initial term of 27 years from the date when they were declared commercially profitable.  This initial 27-year period for production can be extended at the request of the concessionaire and subject to approval from the ANP.  Law No. 9,478 also established a procedural framework for us to claim exclusive exploratory rights for a period of up to three years, later extended to five years, to areas where we could demonstrate that we had made commercial discoveries or exploration investments prior to the enactment of the Law No. 9,478.  In order to perfect our claim to explore and develop these areas, we had to demonstrate that we had the financial capacity to carry out these activities, either alone or through other cooperative arrangements.

Taxation under Concession Regime for Oil and Gas

According to the Law No. 9,478 and under our concession agreements for exploration and production activities with ANP, we are required to pay the government the following:

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

•         Special participation charges at a rate ranging from 0 to 40% of the net operating revenues derived from the production of fields that reach high production volumes or profitability, according to the criteria established in the applicable legislation.  In 2010, we paid this tax on 18 of our fields, including Albacora, Albacora Leste, Barracuda, Canto do Amaro, Caratinga, Carmópolis, Cherne, Espadarte, Golfinho, Jubarte, Leste do Urucu, Manati, Marlim, Marlim Sul, Marlim Leste, Miranga, Rio Urucu and Roncador.  Net revenues are gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes.  The Special Participation Tax uses as a reference international oil prices converted to reais  at the current exchange rate; and

•         Royalties, to be established in the concession contracts at a rate ranging between 5% and 10% of gross revenues from production, based on reference prices for crude oil or natural gas established by Decree No. 2,705 and ANP regulatory acts.  In establishing royalty rates in the concession contracts, the ANP also takes into account the geological risks and expected productivity levels for each concession.  Virtually all of our crude oil production is currently taxed at the maximum royalty rate.

Law No. 9,478 also requires concessionaires of onshore fields to pay to the owner of the land a participation fee that varies between 0.5% and 1.0% of the net operating revenues derived from the production of the field.

Hydrocarbon Sector Regulatory Reform of 2010

Discoveries of large petroleum and natural gas reserves in the pre-salt areas of the Campos and Santos Basins prompted a proposal to change the legislation regarding oil and gas exploration and production activities.  The proposed legislation, which was submitted by the President of Brazil to the Brazilian Congress on September 1, 2009, was based on studies conducted by an inter-ministerial committee created in July 2008 to consider changes in the regulation of exploration and production activities in pre-salt areas not subject to existing concessions.  Petrobras’ Chief Executive Officer, J.S. Gabrielli de Azevedo and the former Chair of our board of directors and current President of Brazil, Dilma Vana Rousseff, in her capacity as Chief of Staff to former President Luiz Inácio Lula da Silva, were members of this committee.

In 2010, three new laws were enacted to regulate exploration and production activities in pre-salt areas not subject to existing concessions:  Law No. 12,351, Law No. 12,304, and Law No. 12,276.  The enacted legislation does not impact the existing pre-salt concession contracts, which cover approximately 28% of the pre-salt region.

Assignment Agreement (Cessão Onerosa) and Global Offering

Pursuant to Law No. 12,276, enacted on June 30, 2010, we entered into an agreement with the Brazilian federal government on September 3, 2010 (Assignment Agreement), under which the government assigned to us the right to conduct activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. The initial contract price for our rights under the Assignment Agreement was R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010.  See Item 10. “Material contracts—Petrobras—Assignment Agreement.”  In order to ensure transparency, our board of directors created a special committee comprised of minority shareholders’ representatives to monitor the transfer of rights transaction.

Law No. 12,276 also authorized the Brazilian federal government to subscribe for additional shares of our capital stock in a public offering of our shares.  On September 29, 2010, we issued 2,293,907,960 common shares (including common shares in the form of ADSs) and 1,788,515,136 preferred shares (including preferred shares in the form of ADSs) in a global public offering consisting of a registered offering in Brazil and an international offering that included a registered offering in the United States.  On October 1, 2010, we issued an additional 75,198,838 common shares (including common shares in the form of ADSs) and 112,798,256 preferred shares (including preferred shares in the form of ADSs) pursuant to the exercise of the underwriters’ over-allotment option.  We complied with all of the Brazilian Corporate Law requirements in carrying out the capitalization process, including the protection of the rights of our minority shareholders.  See Item 10. “Memorandum and Articles of Incorporation of Petrobras–Preemptive Rights” for a summary of these requirements.

We applied part of the net proceeds from the global offering to pay the initial purchase price under the Assignment Agreement and to continue to develop all of our business segments in accordance with our Business Plan.

Production-Sharing Contract Regime for Unlicensed Pre-Salt and Potentially Strategic Areas

Law No. 12,351, enacted on December 22, 2010, regulates production-sharing contracts for oil and gas exploration and production in pre-salt areas not under concession and in potentially strategic areas to be defined by the CNPE.  It also calls for the creation of a social fund consisting of resources from the Brazilian federal government’s share in production sharing-contracts, such as subscription bonuses, royalties and revenues, which must be used by the Brazilian federal government to sponsor social development programs.  Under the production-sharing regime, we will be the exclusive operator of all blocks under production-sharing contracts.  The exploration and production rights for these blocks can either be granted to us on an exclusive basis or, in the case where they are not awarded to us on an exclusive basis, the remainder will be offered under public bids.  If offered under public bids, we would be granted a minimum interest to be established by the CNPE that would not be less than 30%, with the additional right to participate in the bidding process allowing us to attempt to increase our interest in those areas.  Under the production-sharing regime, the winner of the bid will be the company that offers the highest percentage of “profit oil,” which is the production of a certain field after deduction of royalties and “cost oil,” which is the cost associated with oil production, to the Brazilian federal government.

Although Law No. 12,351 was enacted, former President Luiz Inácio Lula da Silva vetoed changes to the royalty distribution framework proposed by the Brazilian Congress under this bill and submitted a new proposal to the Brazilian Congress with a royalty rate of 15% applicable to the gross production of oil and natural gas under production-sharing contracts and for the distribution of these royalties among Brazilian federation members.

Establishment of New State-Run Non-0perating Company

Law No. 12,304, enacted on August 2, 2010, authorizes the incorporation of a new state-run non-operating company that will represent the interests of the Brazilian federal government in the production-sharing contracts and will manage the commercialization contracts related to the Brazilian federal government’s share of the “profit oil.”  This new company will participate in operational committees, with a casting vote and veto powers and will manage and control costs arising from production-sharing contracts.  Where production-sharing contracts are concerned, this new company will exercise its specific legal activities alongside the ANP, the independent regulatory agency that regulates and oversees oil and gas activities under all exploration and production regimes, and the CNPE, the entity that sets the guidelines to be applied to the oil and gas sector, including with respect to the new regulatory model.

Natural Gas Law of 2009

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

The Gas Law also authorized certain consumers, which can purchase natural gas on the open market or obtain their own supplies of natural gas, to construct facilities and pipelines for their own use in the event local gas distributors controlled by the states, which have monopoly over local gas distribution, do not meet their distribution needs.  These consumers are required to delegate the operation and maintenance of the facilities and pipelines to local gas distributors, but they are not required to sign gas supply agreements with the local gas distributors.

Price Regulation

Until the passage of the Law No. 9,478 in 1997, the Brazilian federal government had the power to regulate all aspects of the pricing of crude oil, oil products, ethanol, natural gas, electric power and other energy sources.  In 2002, the government eliminated price controls for crude oil and oil products, although it retained regulation over certain natural gas sales contracts and electricity.  Also in 2002, the Brazilian federal government established an excise tax on the sale and import of crude oil, oil products and natural gas products (Contribuição de Intervenção no Domínio Econômico, Contribution for Intervention in the Economic Sector, or CIDE). In 2009, the Gas Law authorized the ANP to regulate prices for the use of gas transport pipelines subject to the new concession regime, based on a procedure defined in the Gas Law as a “chamada pública,” and to approve prices submitted by carriers, according to previously established criteria, for the use of new gas transport pipelines subject to the authorization regime.

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

•         Closing of establishments or operations; and

•         Forfeiture or suspension of participation in credit lines with official credit establishments.

We are subject to a number of administrative proceedings and civil and criminal claims relating to environmental matters.  See Item 8. “Financial Information—Legal Proceedings—Environmental Claims.”

In 2010, we invested approximately U.S.$1,377 million in environmental projects, compared to approximately U.S.$984 million in 2009 and U.S.$1,075 million in 2008.  These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, implementing new environmental technologies, upgrading our pipelines and improving our ability to respond to emergency situations.

Health, Safety and Environmental Initiatives

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated energy company.

As a result of an internal reorganization carried out in 2010, our Health, Safety and Environment (HSE) Management Committee was disbanded and its functions were assigned to a newly-created Technology, Engineering and Services Integration Committee.  This committee is composed of corporate executive managers from both business and services areas and is chaired by our director of services.  The following three committees gather representatives from the business and services areas as well as from subsidiary companies to deal with health, safety, environmental and energy efficiency issues: the HSE Management Committee; the Energy Efficiency, Air Emissions and Climate Change Committee; and the Environmental Licensing and Compensation Committee.  We have also created an Environmental Committee composed of three members of our board of directors.  This committee’s responsibilities include: (i) overseeing and managing environmental and work safety issues affecting us; (ii) establishing measurable environmental targets and ensuring compliance; and (iii) recommending changes in environmental, health and safety policy, if necessary, to our board of directors.  The Environmental Committee charter is awaiting approval by our board of directors.

Our actions to address health, safety and environmental concerns and ensure compliance with environmental regulations involved an investment of approximately U.S.$2,591 million in 2010 and included:

•         A HSE management system based on principles of sustainable development which seeks to minimize the impacts of operations and products on health, safety and the environment, reduce the use of natural resources and pollution, and prevent accidents;

•         ISO 14001 (environment) and OHSAS 18001 (health and safety) certification of our operating units.  As of December 2010, Petrobras had 93% of the total number of 296 certifiable sites in Brazil and abroad certified in accordance with the standards mentioned above.  The Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the International Maritime Organization (IMO) International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997;

•         Regular and active engagement with the MME and IBAMA, including negotiating new environmental compensation regulations and discussing environmental issues connected with new gas pipelines, oil and gas production projects and other aspects of our operations.

•         “Climate Change” and “Energy Efficiency” strategic projects, which aim to implement the highest standards in the energy industry regarding the efficient use of energy and greenhouse gas management.  By reducing the environmental impact of our operations, we will contribute to our sustainability and mitigate global climate change.

•         A new strategic challenge seeking to maximize energy efficiency and reduce greenhouse gases emission intensity, which was approved by our board of executive officers in November 2010 along with a set of performance indicators with targets to monitor progress with respect to this new challenge.  Our goal is to reach excellence levels in the oil and gas industry and to contribute to business sustainability.

Every project is evaluated to confirm its compliance with all HSE requirements and adoption of the best HSE practices throughout the project’s life cycle.  In addition, we conduct more extensive environmental studies for new projects when required by applicable environmental legislation.

We are committed to reduce greenhouse gas emission intensity from our processes and products, as expressed in our 2020 Strategic Plan.  Our strategy focuses on energy efficiency, energy production from renewable sources and research and technological development.  This strategy aims both at improving business sustainability and mitigating the effects of climate change.

Our Internal Program on Energy Conservation works to improve energy efficiency in all our units.  In 2010, we invested U.S.$71.5 million in energy efficiency projects.  This investment, combined with the improvement of operational procedures, resulted in a reduction of approximately 447 boe/d in energy consumption.  During the last five years, we invested U.S.$245 million in energy efficiency projects, saving 3,478 boe/d in energy consumption.

In 2010, we experienced oil spills totaling 176,388 gallons of crude oil, compared to 67,102 gallons of crude oil in 2009 and 115,179 gallons of crude oil in 2008.

We have maintained oil spill levels well below 1m3 per mmbbl produced, which corresponds to a standard of excellence within the global oil and gas industry.  We continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.

Environmental Remediation Plans and Procedures

In 2000, we implemented a company-wide program for environmental management and operational safety (PEGASO) that was designed to identify risks to human life and the environment, control and monitor those risks with safety procedures that comply with best international practices, and maintain a permanent state of readiness for prompt and effective emergency response.  Since 2000, under the PEGASO program, we also have focused our efforts on the prevention of oil spills and our investments in preventive measures have contributed to a 88.7% reduction of oil spills from 37,000 barrels in 2000 to 4,200 barrels in 2010.  From 2000 through 2010, we have developed several projects to improve safety and environmental protection under the PEGASO program both in Brazil and abroad at our international operations, with a total budget of U.S.$5,628 million for the period.

As part of these efforts, we have developed detailed response and remediation contingency plans to be implemented in the event of an oil spill or leak from our offshore operations.  We have more than 660 trained workers available to respond to oil spills 24 hours a day, seven days a week, and we can mobilize an additional 2,000 trained workers for shoreline cleanups on short notice.  While these workers are located in Brazil, they are also available to respond to an offshore oil spill outside of Brazil.  We also have stockpiles of the equipment needed to quickly and effectively contain offshore spills or leaks, including over 440 miles of containment and absorbent booms, over 55,000 gallons of oil dispersants and 318 oil pumps.  Petrobras has 30 dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting, as well as 130 additional support and recovery boats and barges available to fight offshore oil spills and leaks 24 hours a day, seven days a week.  In addition, we have contracts with local emergency responders Clean Caribbean and Americas Cooperative in North America and Oil Spill Response Limited in Africa and Asia.  We also maintain relationships with major Oil Spill Response Organizations and other oil companies.

We created ten environmental protection centers in strategic areas in which we operate throughout Brazil in order to ensure rapid and coordinated response to onshore or offshore oil spills.  These regional facilities are supported by 13 local advanced bases dedicated to oil spill prevention, control and response.  Our environmental protection centers and their advance bases would be mobilized in the event of a spill or leak at one of our offshore operations.  Each of our local and regional response centers is self sufficient and available to respond either individually or jointly together with neighboring facilities depending on the severity and scale of the emergency.

In 2010, we carried out a large scale exercise with Clean Caribbean & Americas called International Mobilization, Preparedness & Response Exercise – Mobex in the Amazon Region of Brazil.  Brazilian and international resources as well as several governmental agencies and authorities were engaged in the simulation of a large oil spill on Rio Negro, near Manaus.  The main goal of the exercise was to test the effectiveness of Brazilian and international resources needed to face a Tier 3 environmental emergency.  In 2010, we also conducted regional emergency drills with the Brazilian Navy, the Civil Defense, firefighters, the military police, environmental organizations, and local governmental and community entities.

Insurance

Our insurance programs focus principally on the evaluation of risks and the replacement value of assets, which we believe is customary for our industry.  Under our risk management policy, risks associated with our principal assets, such as refineries, tankers, our fleet and offshore production and drilling platforms, are insured for their replacement value with third-party Brazilian insurers.  Although the policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s rating agency or B+ or higher by A.M. Best.  Part of our international operations are insured or reinsured by our Bermudian subsidiary BEAR following the same rating criteria.

Less valuable assets, including but not limited to small auxiliary boats, certain storage facilities, and some administrative installations, are self-insured.  We do not maintain coverage for business interruption, except for a minority of our international operations and a few specific assets in Brazil.  We also do not maintain coverage for our wells for all of our Brazilian operations.  Although we do not insure most of our pipelines, we have insurance against damage or loss to third parties resulting from specific incidents, as well as oil pollution.  We also maintain coverage for risks associated with cargo, hull and machinery risk.  All projects and installations under construction that have an estimated maximum loss above U.S.$60 million are covered by a construction policy.

We maintain insurance coverage for operational third-party liability with respect to our onshore and offshore activities, including environmental risks such as oil spills, in Brazil up to an aggregate policy limit of U.S.$250 million for a period of 12 months.  We also maintain additional protection and indemnity (P&I) marine insurance against third-party liability related to our domestic offshore operations up to an aggregate policy limit of up to U.S.$500 million for a period of 12 months.  In the event of an explosion or similar event at one of our offshore rigs in Brazil, these policies can provide combined third-party liability coverage of up to U.S.$750 million for a period of 12 months.

We have operations in more than 20 countries outside Brazil and maintain varying levels of third-party liability insurance for our international operations based on a variety of factors, including our country risk assessments, whether we have onshore and offshore operations and legal requirements imposed by the various countries in which we operate.  We also maintain separate “control-of-well” insurance policies at our international operations to cover liability arising from the uncontrolled eruption of oil, gas, water or drilling fluid with aggregate policy limits up to U.S.$500 million for a period of 12 months depending on the country.  In the U.S. Gulf of Mexico, for example, we maintain third-party liability coverage up to an aggregate policy limit of U.S.$250 million for a period of 12 months, and control-of-well liability insurance up to U.S.$500 million for a period of 12 months.  Depending on the particular circumstances, either of these policies could apply in the event of an explosion or similar event at one of our offshore rigs in the U.S. Gulf of Mexico.

Our domestic and international operational third-party liability policies cover claims made against us by or on behalf of individuals who are not our employees in the event of personal injury or death, subject to the policy limits set forth above.  As a general rule, our service providers are required to indemnify us, for a claim we pay directly to a third party as a result of a court decision holding us liable for the actions of that service provider.  Our service providers may be required to compensate injured third parties directly if the lawsuit is brought against that service provider, or if we join the service provider to a judicial proceeding brought against us, according to the terms of the underlying service contract.

Our operational third-party liability policies in Brazil and outside of Brazil cover environmental damage from oil spills, including liability arising from an explosion or similar sudden and accidental event at one of our offshore rigs.  These operational third-party insurance policies cover litigation, clean-up and remediation costs, but do not cover governmental fines or punitive damages.  As mentioned above, we maintain “control-of-well” insurance policies for our international operations to cover claims for environmental damage from well blow-outs and similar events.  We do not maintain control-of-well insurance for our domestic operations onshore and offshore Brazil.

The premium for renewing our domestic property risk insurance policy for a 12-month period commencing June 2010 was U.S.$45.1 million.  This represented a nominal decrease of 12% over the preceding 12-month period.  The insured value of our assets, in the same period, increased by 13.5% to U.S.$95 billion.  Since 2001, our risk retention has increased and our deductibles may reach U.S.$60 million in certain cases.

Additional Reserves and Production Information

Production of crude oil and natural gas in Brazil is divided into onshore and offshore production, comprising 11% and 89% of total production in Brazil, respectively.  The Campos Basin is one of Brazil’s main and most prolific oil and gas offshore basins, with over 59 hydrocarbon fields discovered, eight large oil fields and a total area of approximately 115,000 km2 (28.4 million acres).  In 2010, Campos Basin produced an average 1,676.9 mbbl/d of oil and 13.6 mmm3/d (513.0 mmcf/d) of associated natural gas during 2010, comprising 81.5% of our total production from Brazil. We also conduct limited oil shale mining operations in São Mateus do Sul, in the Paraná Basin of Brazil, and we use oil shale from these deposits to produce synthetic oil and gas.

On December 31, 2010, our estimated proved reserves of crude oil and natural gas in Brazil totaled 12.14 billion barrels of oil equivalent, including: 10.38 billion barrels of crude oil and natural gas liquids and 279.67 bnm3 (10.55 tcf) of natural gas.  As of December 31, 2010, our domestic proved developed crude oil reserves represented 67% of our total domestic proved developed and undeveloped crude oil reserves.  Our domestic proved developed natural gas reserves represented 66% of our total domestic proved developed and undeveloped natural gas reserves.  Total domestic proved crude oil reserves increased at an average annual rate of 4% in the last five years.  Natural gas proved reserves increased at an average annual rate of 4% over the same period.

In 2010, we added 1,372 mmboe of crude oil and natural gas to our domestic proved reserves, mainly due to discoveries in the pre-salt region of the Santos Basin (59% of the total), technical and economic revisions to previous estimates (31% of the total) and, to a lesser extent, increased recovery from existing fields and other new discoveries in exploratory blocks. After production of 797 mmboe in Brazil for the year, these additions to our reserves base in 2010 allowed us to grow our proved reserves in Brazil by 5%.

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

Internal Controls over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers.  Corporate Reserves Coordinators (Coordenadores de Reservas Corporativo, or CRCs) safeguard the integrity and objectivity of our reserves estimates by supervising and providing technical support to Regional Reserves Coordinators (Coordenadores de Reservas Regionais, or CRRs) who are responsible for preparing the reserves estimates.  Our CRRs and CRCs have degrees in geophysics, geology, petroleum engineering and accounting and are trained internally and abroad in international reserves estimates seminars.  CRCs are responsible for compliance with Securities and Exchange Commission rules and regulations, consolidating and auditing the reserves estimation process.  The technical person primarily responsible for overseeing the preparation of our domestic reserves is a member of the SPE, with 21 years of experience in the field and has been with Petrobras for 27 years.  The technical person primarily responsible for overseeing the preparation of our international reserves has four years of experience in the field, a doctorate in reservoir engineering and has been with Petrobras for 31 years.  Our reserves estimates are presented to our senior management and submitted to the board of directors for final approval.

D&M reviewed and certified 94.9% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2010.  Outside of Brazil, D&M also reviewed and certified 91.2% of our estimates of international proved oil, condensate and natural gas reserves in fields where we are the operator as of December 31, 2010.  The estimates for the certification were performed in accordance with Rule 4-10 of Regulation S-X of the SEC.  For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production” beginning on page F-129.

Changes in Proved Reserves

We subtracted a net total of 447.9 mmboe from our company‐wide (consolidated and non‐consolidated entities) proved undeveloped reserves at year‐end 2010 compared to year‐end 2009. Thus, we had a total of 4,354.27 mmboe of proved undeveloped reserves company‐wide at December 31, 2010, compared to 4,802.1 mmboe at December 31, 2009.

Proved undeveloped reserves in Brazil decreased by 500.1 mmboe, while outside of Brazil proved undeveloped reserves increased by 52.2 mmboe, resulting in a net reduction of 447.9 mmboe company‐wide.  The primary factor responsible for the net reduction in our proved undeveloped reserves in Brazil in 2010 compared to 2009 was the conversion of proved undeveloped reserves to proved developed reserves.  We converted a net total of 1,349.1 mmboe of our proved undeveloped reserves to proved developed reserves in Brazil in 2010, mainly through the start‐up of production from the P‐57, FPSO Capixaba and FPSO Cidade de Santos platforms in the Campos and Santos basins.  The volumes we converted from proved undeveloped to proved developed reserves in Brazil exceeded the volumes of proved undeveloped reserves added to our domestic reserves in 2010 as a result of new discoveries in the pre-salt regions of the Santos Basin and technical revisions in the Campos Basin consisting of historical adjustments and increased production from pilot projects.  The 52.2 mmboe net addition of proved undeveloped reserves outside of Brazil was mainly due to newly estimated reserves in Peru.  All reserves volumes described above are “net” to the extent that they only include Petrobras’ proportional participation in  reserve volumes and exclude reserves attributed to our partners.

In 2010, we invested a total of U.S.$9.72 billion to convert proved undeveloped reserves into proved developed reserves, of which approximately 92.8% (U.S.$9.02 billion) was invested in Brazil. We converted a total of 1,373.0 mmboe of proved undeveloped reserves to proved developed reserves in 2010, approximately 98.3% (1,349.1 mmboe) of which were Brazilian reserves. In recent years, we have developed projects and increased investments to convert our proved undeveloped reserves into proved developed reserves.

We had a total of 4,354.27 mmboe of proved undeveloped reserves at year‐end 2010, approximately 7.4% (323.52 mmboe) of which have remained undeveloped for five years or more as a result of several factors affecting development and production, including the inherent complexity of ultra‐deepwater developments projects, particularly in Brazil, and constraints in the capacity of our existing infrastructure.  A portion of the 323.52 mmboe of our proved undeveloped reserves that have remained undeveloped for five years or more consist of heavy crude oil located in the Parque das Baleias (Whales Park) area of the Campos Basin offshore Brazil. We originally disclosed these reserves as proved undeveloped reserves between 2003 and 2004 after completing a development plan for the Parque das Baleias region.  However, due to the discovery in 2007 of more valuable light crude oil in the same region, we deliberately postponed production from these proved undeveloped reserves until we could allocate the necessary ultra‐deep water infrastructure and production resources to develop both our existing proved undeveloped reserves of heavy crude oil and our recently discovered pre‐salt light crude oil simultaneously.  We initiated an extended well test in the pre‐salt reservoirs of the Parque das Baleias region in 2008, and in 2010 we started production through FPSO Capixaba.  As a result, we have reclassified a portion of the proved undeveloped reserves in the Parque das Baleias region that have remained undeveloped for five years as proved developed reserves at year‐end 2010.  The remaining portion of our proved undeveloped reserves that have remained undeveloped for five years or more consist of reserves in shallow water fields in the Santos Basin, for which we have invested the necessary infrastructure, including platforms and wells, to be able to begin production in the first half of 2011.

The following tables set forth our production of crude oil, natural gas, synthetic oil and synthetic gas by geographic area in 2010, 2009 and 2008:

Hydrocarbon Production by Geographic Area
	2010
	Oil (mbbl/d) (5)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d) (1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)
Brazil:
Roncador field(2)	343.4	0.0	161.2	0.0	370.3
Other	1,657.1	3.6	805.3	1.9	1,795.2
Total Brazil	2,000.5	3.6	966.5	1.9	2,165.5
International:
South America (outside of Brazil)	80.2	0.0	553.3	0.0	172.4
North America	1.3	0.0	8.9	0.0	2.8
Africa	56.5	0.0	0.0	0.0	56.5
Total International	138.0	0.0	562.2	0.0	231.7
Total consolidated production	2,138.5	3.6	1,528.7	1.9	2,397.2
Equity and non-consolidated affiliates:(3)
South America (outside of Brazil)	7.5	0.0	4.2	0.0	8.2
Worldwide production	2,146.0	3.6	1,532.9	1.9	2,405.4

	2009
	Oil (mbbl/d)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d) (1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)
Brazil:
Roncador field(2)	368.9	0.0	163.7	0.0	396.2
Other	1,598.1	3.8	615.0	4.4	1,705.2
Total Brazil	1,967.0	3.8	778.7	4.4	2,101.4
International:
South America (outside of Brazil)	85.6	0.0	569.3	0.0	180.4
North America	1.5	0.0	10.6	0.0	3.3
Africa	44.3	0.0	0.0	0.0	44.3
Total International	131.4	0.0	579.9	0.0	228.0
Total consolidated production	2,098.4	3.8	1,358.6	4.4	2,329.4
Equity and non-consolidated affiliates:(3)
South America (outside of Brazil)	9.3	0.0	5.6	0.0	10.2
Worldwide production	2,107.7	3.8	1,364.2	4.4	2,339.6

	2008
	Oil (mbbl/d)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d) (1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)
Brazil:
Roncador field(2)	267.6	0.0	119.4	0.0	287.5
Other	1,583.9	3.2	876.2	3.8	1,733.8
Total Brazil	1,851.5	3.2	995.6	3.8	2,021.3
International:
South America (outside of Brazil)	97.3	0.0	571.2	0.0	192.5
North America	1.7	0.0	13.3	0.0	3.9
Africa	7.9	0.0	0.0	0.0	7.9
Total International	106.9	0.0	584.5	0.0	204.3
Total consolidated production	1,958.4	3.2	1,580.1	3.8	2,225.6
Equity and non-consolidated affiliates:(3)
South America (outside of Brazil)	13.0	0.0	21.5	0.0	16.6
Worldwide production	1,971.4	3.2	1,601.6	3.8	2,242.2

(1)                  Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and reinjected gas and gas consumed in operations.

(2)                  Roncador field is separately included as it contains more than 15% of our total proved reserves.

(3)                  Companies in which Petrobras has a minority interest.

(4)                  We produce synthetic oil and synthetic gas from oil shale deposits in São Mateus do Sul, in the Paraná Basin of Brazil.

(5)                  Oil production includes LNG and production from extended well tests.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of December 31, 2010.

Estimated Net Proved Developed and Undeveloped Reserves
Reserves category	Reserves
	Oil (mmbbl)	Natural gas (bncf)	Total oil and natural gas (mmboe)	Synthetic oil (mmbbl)(1)	Synthetic gas (bncf)(1)	Total synthetic oil and synthetic gas (mmboe)	Total oil and gas products (mmboe)
Proved developed:
Brazil	6,931.5	6,975.2	8,094.0	7.4	12.0	9.4	8,103.4
International
South America (outside of Brazil)	118.7	489.2	200.2	0.0	0.0	0.0	200.2
North America	4.6	30.3	9.7	0.0	0.0	0.0	9.7
Africa	59.6	40.4	66.3	0.0	0.0	0.0	66.3
Total International	182.9	559.9	276.2	0.0	0.0	0.0	276.2
Total consolidated proved reserves	7,114.4	7,535.1	8,370.2	7.4	12.0	9.4	8,379.6
Equity and non-consolidated affiliates
South America (outside of Brazil)	18.7	25.1	22.9	–	–	–	22.9
Total proved developed reserves	7,133.1	7,560.2	8,393.1	7.4	12.0	9.4	8,402.5

Proved undeveloped:
Brazil	3,447.5	3,578.9	4,044.0	0.0	0.0	0.0	4,044.0
International
South America (outside of Brazil)	91.1	746.4	215.5	0.0	0.0	0.0	215.5
North America	5.5	21.5	9.1	0.0	0.0	0.0	9.1
Africa	65.3	–	65.3	0.0	0.0	0.0	65.3
Total International	161.9	767.9	289.9	0.0	0.0	0.0	289.9
Total consolidated proved reserves	3,609.4	4,346.8	4,333.9	0.0	0.0	0.0	4,333.9
Equity and non-consolidated affiliates
South America (outside of Brazil)	14.7	34.6	20.5	0.0	0.0	0.0	20.5
Total proved undeveloped reserves	3,624.1	4,381.4	4,354.4	0.0	0.0	0.0	4,354.4
Total proved reserves (developed and undeveloped)	10,757.2	11,941.6	12,747.5	7.4	12.0	9.4	12,756.9

(1)  Volumes of synthetic oil and synthetic gas from oil shale deposits in the Paraná Basin in Brazil have been included in our proved reserves in accordance with the SEC rules for estimating and disclosing reserve quantities.

The table below summarizes information about the changes in total proved reserves of our consolidated entities for 2010, 2009 and 2008:

Total Proved Developed and Undeveloped Reserves (consolidated entities only)
	Oil (mmbbl)	Natural gas (bncf)	Total oil and natural gas (mmboe)	Synthetic oil (mmbbl)	Synthetic gas (bncf)	Total synthetic oil and synthetic gas (mmboe)	Total oil and gas products (mmboe)
Reserves quantity information for the year ended December 31, 2010
January 1, 2010	10,262.3	10,982.5	12,092.7	6.8	5.6	7.8	12,100.5
Revisions of previous estimates	375.8	330.8	431.0	1.7	8.3	3.1	434.1
Improved recovery	29.6	15.0	32.1	0.0	0.0	0.0	32.1
Purchases of minerals in situ	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Extensions and discoveries	804.6	1,284.6	1,018.7	0.0	0.0	0.0	1,018.7
Production	(742.5)	(730.1)	(864.2)	(1.2)	(1.9)	(1.5)	(865.7)
Sales of minerals in situ	(6.0)	(1.1)	(6.2)	0.0	0.0	0.0	(6.2)
December 31, 2010	10,723.8	11,881.8	12,704.1	7.3	12.0	9.4	12,713.5

Reserves quantity information for the year ended December 31, 2009
January 1, 2009	9,105.5	12,139.4	11,128.7	0.0	0.0	0.0	11,128.7
Revisions of previous estimates	1,735.1	(522.0)	1,648.1	0.0	0.0	0.0	1,648.1
Improved recovery	21.3	1.0	21.5	0.0	0.0	0.0	21.5
Purchases of minerals in situ	99.4	110.3	117.8	0.0	0.0	0.0	117.8
Extensions and discoveries	135.2	146.5	159.6	8.0	6.6	9.1	168.7
Production	(735.0)	(782.7)	(865.5)	(1.0)	(1.0)	(1.2)	(866.7)
Sales of minerals in situ	(99.4)	(110.3)	(117.8)	0.0	0.0	0.0	(117.8)
December 31, 2009	10,262.1	10,982.2	12,092.4	7.0	5.6	7.9	12,100.3

Reserves quantity information for the year ended December 31, 2008
January 1, 2008	9,552.8	12,479.8	11,632.8	0.0	0.0	0.0	11,632.8
Revisions of previous estimates	130.2	195.2	162.7	0.0	0.0	0.0	162.7
Improved recovery	29.8	7.5	31.1	0.0	0.0	0.0	31.1
Purchases of minerals in situ	12.3	123.1	32.8	0.0	0.0	0.0	32.8
Extensions and discoveries	76.2	152.7	101.7	0.0	0.0	0.0	101.7
Production	(685.1)	(818.9)	(821.6)	0.0	0.0	0.0	(821.6)
Sales of minerals in situ	(10.7)	0.0	(10.7)	0.0	0.0	0.0	(10.7)
December 31, 2008	9,105.5	12,139.4	11,128.8	0.0	0.0	0.0	11,128.8

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

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Petrobras had interests as of December 31, 2010.

Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage
	As of December 31, 2010
	Oil		Natural gas		Synthetic oil		Synthetic gas

Gross and net productive wells:(1)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Consolidated subsidiaries
Brazil	8,196	8,192	267	262	0	0	0	0
International
South America (outside of Brazil)	5,120	3,856	920	829	0	0	0	0
North America	10	5	8	4	0	0	0	0
Africa	37	7	0	0	0	0	0	0
Total international	5,167	3,868	928	833	0	0	0	0
Total consolidated	13,363	12,060	1,195	1,095	0	0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	391	103	31	11	0	0	0	0
Total gross and net productive wells	13,754	12,163	1,226	1,106	0	0	0	0
	As of December 31, 2010
	Oil		Natural gas		Synthetic oil		Synthetic gas
	(in acres)
Gross and net developed acreage:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	3,919,314	3,696,159	144,719	120,901	34,595	34,595	0	0
International
South America (outside of Brazil)	898,236	593,463	1,602,877	989,453	0	0	0	0
North America	10,535	6,033	18,997	7,197	0	0	0	0
Africa	343,003	53,554	0	0	0	0	0	0
Total international	1,251,774	653,050	1,621,874	996,650	0	0	0	0
Total consolidated	5,171,088	4,349,209	1,766,593	1,117,551	34,595	34,595	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	262,624	64,095	12,067	3,898	0	0	0	0
Total gross and net developed acreage	5,433,712	4,413,304	1,778,660	1,121,449	34,595	34,595	0	0

	As of December 31, 2010
	Oil		Natural gas		Synthetic oil		Synthetic gas
	(in acres)
Gross and net undeveloped acreage:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	930,046	752,708	528,864	519,899	0	0	0	0
International
South America (outside of Brazil)	759,489	639,742	2,744,955	1,775,942	0	0	0	0
North America	2,799	2,744	2,551	2,048	0	0	0	0
Africa	301,571	51,903	0	0	0	0	0	0
Total international	1,063,859	694,389	2,747,506	1,777,990	0	0	0	0
Total consolidated	1,993,905	1,447,097	3,276,370	2,297,889	0	0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	180,595	46,211	29,830	9,883	0	0	0	0
Total gross and net undeveloped acreage	2,174,500	1,493,308	3,306,200	2,307,772	0	0	0	0

(1)      A “gross” well or acre is one in which a whole or fractional working interest is owned, while the number of “net” wells or acres is the sum of the whole or fractional working interests in gross wells or acres.

The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three years.

Net Productive and Dry Exploratory and Development Wells
	2010	2009	2008
Net productive exploratory wells drilled:
Consolidated subsidiaries:
Brazil	60.1	35.7	50.3
South America (outside of Brazil)	3.7	1.2	2.2
North America	0.0	0.2	0.8
Africa	0.2	0.5	0.1
Other	0.7	0.0	1.3
Total consolidated subsidiaries	64.7	37.6	54.7
Equity and non-consolidated affiliates:
South America (outside of Brazil)	0.0	0.0	0.0
Total productive exploratory wells drilled	64.7	37.6	54.7
Net dry exploratory wells drilled:
Consolidated subsidiaries:
Brazil	39.5	55.7	71.2
South America (outside of Brazil)	2.6	2.0	6.6
North America	0.0	1.0	0.3
Africa	1.7	1.1	0.0
Other	0.0	0.0	0.0
Total consolidated subsidiaries	43.8	59.8	78.1
Equity and non-consolidated affiliates:
Venezuela	0.0	0.0	0.00
Total dry exploratory wells drilled	43.8	59.8	78.1
Total number of net wells drilled	108.5	97.4	132.8
Net productive development wells drilled:
Consolidated subsidiaries:
Brazil	555.3	546.2	369.0
South America (outside of Brazil)	179.6	57.0	163.2
North America	1.1	0.0	0.0
Africa	1.3	1.7	2.2
Other	0.0	0.0	0.0
Total consolidated subsidiaries	737.3	604.9	534.4
Equity and non-consolidated affiliates:
Venezuela	4.0	6.0	6.0
Total productive development wells drilled	741.3	610.9	540.4
Net dry development wells drilled:
Consolidated subsidiaries:
Brazil	3.0	9.8	4.0
South America (outside of Brazil)	0.0	0.0	0.0
North America	0.0	0.0	0.0
Africa	0.0	0.0	0.0
Other	0.0	0.0	0.0
Total consolidated subsidiaries	3.0	9.8	4.0
Equity and non-consolidated affiliates:
Venezuela	0.0	0.0	1.0
Total dry development wells drilled	3.0	9.8	5.0
Total number of net wells drilled	744.3	620.7	545.4

The following table summarizes the number of wells in the process of being drilled as of December 31, 2010.  For more information about our on-going exploration and production activities in Brazil, see “—Exploration and Production.”  Our present exploration and production activities outside of Brazil are described in “—International.”

Number of Wells Being Drilled as of December 31, 2010
	Year-end 2010
	Gross	Net
Wells Drilling
Consolidated Subsidiaries:
Brazil	32.0	24.9
International:
South America (outside of Brazil)	227.0	186.1
North America	2.0	1.1
Africa	16.0	3.3
Others	2.0	0.7
Total International	247.0	191.2
Total consolidated production	279.0	216.1

Equity and non-consolidated affiliates:
Venezuela	14.0	4.0

Total wells drilling	293.0	220.1

The following table sets forth our average production prices and average production costs by geographic area and by product type for the last three years.

	Brazil	South America (outside of Brazil)	North America	Africa	Total	Equity and non-consolidated affiliates(2)
	(U.S.$)
During 2010
Average production prices
Oil, per barrel	74.66	57.17	74.53	79.44	74.12	75.54
Natural gas, per thousand cubic feet(1)	2.60	2.55	4.56	-	2.49	-
Synthetic oil, per barrel	66.78	-	-	-	66.78	-
Synthetic gas, per thousand cubic feet	7.06	-	-	-	7.06	-
Average production costs, per barrel – total	13.17	8.10	23.15	4.37	12.54	6.26
During 2009
Average production prices
Oil, per barrel	54.22	46.00	62.23	68.09	54.18	64.64
Natural gas, per thousand cubic feet(1)	3.76	2.06	3.87	–	2.87	–
Synthetic oil, per barrel	50.88	–	–	–	50.88	–
Synthetic gas, per thousand cubic feet	2.97	–	–	–	2.97	–
Average production costs, per barrel – total	9.91	7.06	22.64	9.15	9.69	17.12
During 2008
Average production prices
Oil, per barrel	81.55	61.96	108.05	67.65	80.54	87.96
Natural gas, per thousand cubic feet(1)	6.69	2.58	9.94	–	5.07	–
Synthetic oil, per barrel	–	–	–	–	–	–
Synthetic gas, per thousand cubic feet	–	–	–	–	–	–
Average production costs, per barrel – total	12.34	6.40	17.49	7.28	11.82	20.98

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

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell.  Our consolidated net sales in 2010 totaled approximately 1,343,167 thousand barrels of crude oil equivalent, representing U.S.$120,052 million in net operating revenues, compared to 1,215,087 thousand barrels of crude oil equivalent, representing U.S.$91,869 million in net operating revenues in 2009, and approximately 1,227,106 thousand barrels of crude oil equivalent, representing U.S.$118,257 million in net operating revenues in 2008.

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

The average prices of Brent crude, an international benchmark oil, were approximately U.S.$79.47  per barrel in 2010, U.S.$61.51 per barrel in 2009 and U.S.$96.99 per barrel in 2008.  For December 2010, Brent crude oil prices averaged U.S.$91.80 per barrel.  Brent crude oil prices averaged U.S.$104.97 per barrel in the first quarter of 2011.  We announced price decreases of 4.5% for gasoline and 15% for diesel in the domestic market in June 2009 to reflect international oil product prices.  The increase in the CIDE by the Brazilian federal government fully offset the reduction in gasoline prices and partially offset the reduction in diesel prices.  Since June 2009, there have been no changes in diesel and gasoline prices.

During 2010, approximately 68.2% of our net operating revenues were derived from sales of crude oil and oil products in Brazil, compared to 72.3% in 2009 and 60.9% in 2008.  As export revenues of crude oil and oil products have decreased, domestic sales as a percentage of net operating revenues have increased.

Our revenues are principally derived from sales in Brazil.  The following table sets forth our domestic sales by volume of oil products, natural gas and ethanol for each of 2010, 2009 and 2008:

	For the Year Ended December 31,
	2010			2009			2008
	Volume	Net Average Price	Net Operating Revenues	Volume	Net Average Price	Net Operating Revenues	Volume	Net Average Price	Net Operating Revenues
	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)
Energy products:
Automotive gasoline	143,947	81.59	11,744	123,412	73.55	9,077	114,544	91.44	10,474
Diesel	295,297	97.51	28,793	270,099	93.71	25,312	273,877	109.65	30,030
Ethanol	155	70.97	11	294	71.43	21	34	58.82	2
Fuel oil (including bunker fuel)	36,481	68.61	2,503	37,235	48.23	1,796	35,541	82.29	2,925
Liquefied petroleum gas	79,695	47.27	3,767	76,759	41.00	3,148	77,796	45.42	3,533
Total energy products	555,575		46,818	507,799		39,354	501,792		46,964
Non-energy products:
Petrochemical naphtha	61,111	64.33	3,931	59,832	44.07	2,637	55,135	80.91	4,461
Others	140,648	91.75	12,904	133,836	65.11	8,714	112,198	104.77	11,755
Total non-energy products	201,759		16,835	193,668		11,351	167,333		16,216
Natural gas (boe)	116,271	40.44	4,702	87,468	39.55	3,459	114,100	44.64	5,093
Sub-total	873,605	78.24	68,355	788,934	68.65	54,164	783,225	87.17	68,273
Distribution net sales	277,822	135.14	37,545	227,320	131.12	29,807	254,971	121.21	30,904
Intercompany net sales	(285,172)	84.04	(23,967)	(265,697)	66.11	(17,564)	(247,738)	109.42	(27,107)
Total domestic market	866,255	94.58	81,933	750,558	88.48	66,407	790,458	91.17	72,070
Export net sales	253,063	74.75	18,916	244,974	55.32	13,551	235,349	83.31	19,607
International net sales	53,183	145.01	7,712	103,056	57.03	5,877	59,713	101.73	6,075
Others	170,666	54.50	9,301	116,499	42.76	4,982	141,586	129.74	18,370
Sub-total	476,912	75.34	35,929	464,529	52.55	24,410	436,648	100.89	44,052
Services	—	—	2,190	—	—	1,052	—	—	2,135
Consolidated net sales	1,343,167		120,052	1,215,087		91,869	1,227,106		118,257

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

These charges imposed by the Brazilian federal government are included in our cost of goods sold.  In addition, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil.  See Note 3 to our audited consolidated financial statements for the year ended December 31, 2010.

Inflation and Exchange Rate Variation

Inflation

Since the introduction of the real as the Brazilian currency in July 1994, inflation in Brazil has remained relatively stable.  Inflation was 5.90% in 2010, 4.31% in 2009 and 5.90% in 2008, as measured by IPCA, the National Consumer Price Index.  Inflation has had, and may continue to have, effects on our financial condition and results of operations.

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

In 2010, the real  appreciated 13.5% against the U.S. dollar, compared to a depreciation of 8.1% in 2009 and an appreciation of 5.7% in 2008.  When the real  weakens relative to the U.S. dollar, our prices when expressed in dollars decline, unless we raise prices.

Foreign currency translation adjustments have a significant impact on the balance sheet of a company such as ours, whose assets are primarily denominated in reais, but whose liabilities are primarily denominated in foreign currencies.  Asset values decrease in U.S. dollars when the real  depreciates.  The changes in our asset values are charged to shareholders’ equity, but do not necessarily affect our cash flows, since our revenues and cash earnings are to a large degree linked to the U.S. dollar, and a portion of our operating expenses are linked to the real.  See Note 2 of our audited consolidated financial statements for the year ended December 31, 2010, for more information about the translation of Brazilian real amounts into U.S. dollars.

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

The table below shows the amount by which each of these variables has changed during the last three years:

	2010	2009	2008
Crude oil and NGL production (mbbl/d):
Brazil	2,004	1,971	1,855
International	144	132	111
Non-consolidated international production(1)	8	10	13
Total crude oil and NGL production	2,156	2,113	1,979
Change in crude oil and NGL production	2.0%	6.8%	3.2%
Average sales price for crude (U.S.$/barrel):
Brazil	74.66	54.22	81.55
International	66.42	53.58	63.16
Natural gas production (mmcf/d):
Brazil	2,004	1,902	1,926
International	558	576	594
Non-consolidated international production(1)	—	—	6
Total natural gas production	2,562	2,478	2,526
Change in natural gas production (sold only)	3.4%	(1.9%)	9.9%
Average sales price for natural gas (U.S.$/mcf):
Brazil	2.60	3.76	6.69
International	2.36	2.11	2.84
Year-end exchange rate (Reais/U.S.$)	1.66	1.74	2.34
Appreciation (depreciation) during the year(2)	4.3%	25.5%	(31.9%)
Average exchange rate for the year (Reais/U.S.$)	1.76	2.00	1.84
Appreciation (depreciation) during the year(3)	13.5%	(8.1%)	5.7%
Inflation rate (IPCA)	5.9%	4.3%	5.9%

(1)      Non-consolidated companies in Venezuela.

(2)      Based on year-end exchange rate.

(3)      Based on average exchange rate for the year.

Results of Operations—2010 compared to 2009

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in reais. When the real appreciates relative to the U.S. dollar, as it did in 2010 (an appreciation of 13.5%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the real  against the U.S. dollar affects the line items discussed below in different ways.  As a consequence, the following comparison between our results of operations in 2010 and in 2009 is impacted by the increase in the value of the real  against the U.S. dollar during that period. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2010, for more information about the translation of Brazilian real  amounts into U.S. dollars.

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

Revenues

Consolidated sales of products and services increased 30.2% to U.S.$150,852 million for 2010 compared to U.S.$115,892 million for 2009.  This increase was primarily a result of:

•         higher prices for our exports of oil and oil products, and higher prices for products sold in Brazil that are regularly adjusted to reflect international prices.  In addition, for all products sold in Brazil, the 13.5% average appreciation of the real  against the U.S. dollar increased sales revenues when expressed in U.S. dollars;

•         a 12.9% increase in sales volumes in the domestic market as a result of strong economic growth in Brazil, resulting in a 10.7% increase in demand for oil products and a 32.9% increase in demand for natural gas;

•         an increase in revenues of U.S.$2,543 million as a result of offshore operations conducted by PifCo for our international trading activities, which increase was largely offset by a U.S.$2,772 million increase in costs of goods sold; and

•         a 2.3% increase in total domestic and international oil and natural gas production.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

•         Imposto sobre Circulação de Mercadorias e Serviços  (Domestic State Tax, or ICMS), Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions.  These taxes increased 26.5% to U.S.$26,459 million for 2010 compared to U.S.$20,909 million for 2009, primarily due to higher production volumes, higher prices and higher domestic sales volumes; and

•         Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the excise tax applied to the sale and import of crude oil, oil products and natural gas products due to the Brazilian federal government, which increased 39.4% to U.S.$4,341 million for 2010 compared to U.S.$3,114 million for 2009, primarily due to higher production volumes and higher domestic sales volumes.

Net operating revenues increased 30.7% to U.S.$120,052 million for 2010 compared to U.S.$91,869 million for 2009 due to the increases mentioned above.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2010 increased 43.5% to U.S.$70,694 million compared to U.S.$49,251 million for 2009. This increase was principally a result of:

•         a 52.4% (U.S.$7,596 million) increase in the cost of imports, primarily due to the growing demand for oil products in Brazil, mainly of diesel and jet fuel.  The growth in Brazilian demand was met by  higher volumes of imports, purchased at prevailing international prices, which increased during the year; and

•         a 40.5% (U.S.$3,116 million) increase in production taxes and charges in 2010 compared to 2009, reflecting higher international oil benchmark prices upon which such taxes and charges are based.  The taxes and charges are as follows:

o    Royalties, which increased from U.S.$3,558 million in 2009 to U.S.$5,340 million in 2010, an increase of 50.1%  in 2010 as compared to 2009;

o    Special participation charge (a charge payable in the event of high production or profitability from our fields), which increased from U.S.$4,094 million in 2009 to U.S. $5,395 million in 2010, an increase of 31.8% in 2010 as compared to 2009; and

o    and costs associated with rental fees of areas, which increased from U.S.$46 million in 2009 to U.S.$80 million in 2010, an increase of 73.2% in 2010 as compared to 2009.

The increase in production taxes and charges in 2010 was due to a 29.3% increase in the reference price for domestic oil, which averaged U.S.$70.34 for 2010 compared to U.S.$54.40 for 2009, reflecting the increase in average  prices for crude oil on the international market.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 18.4% to U.S.$8,507 million for 2010 compared to U.S.$7,188 million for 2009, due to higher capital expenditures and increased oil and gas production.

Exploration, including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 16.4% to U.S.$1,981 million for 2010 compared to U.S.$1,702 million for 2009. Excluding the impact of the appreciation of the real, exploration, including exploratory dry holes, remained relatively constant during 2010 compared to 2009.

Impairment of Oil and Gas Properties

In 2010, we recorded an impairment charge of U.S.$402 million compared to U.S.$319 million for 2009. This higher impairment charge was primarily attributable to producing properties in Brazil with high maturity levels and insufficient oil and gas production to cover production costs (U.S.$346 million), as well as the impairment of assets held for sale, particularly in the refining and distribution segments in Argentina (U.S.$56 million).

By comparison, the impairment charge in 2009 was primarily attributable to producing properties in Brazil with high maturity levels and insufficient oil and gas production to cover production costs, in particular Petrobras’ Agua Grande field.

See Notes 9(c) and 20(b) to our consolidated financial statements for the year ended December 31, 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 27.9% to U.S.$8,977 million for 2010 compared to U.S.$7,020 million for 2009.

•         Selling expenses increased 33.7% to U.S.$4,514 million for 2010 compared to U.S.$3,375 million for 2009. This increase was primarily attributable to the impact of the appreciation of the real  as well as higher expenses associated with the costs related to the 12.9% increase in domestic sales volumes.  The higher sales volumes led to higher freight expenses, an increase in the use and cost of third-party services, and higher expenses related to NGL reconverter ships.

•         General and administrative expenses increased 22.4% to U.S.$4,463 million for 2010 compared to U.S.$3,645 million for 2009. This increase in general and administrative expenses was primarily attributable to the impact of the appreciation of the real as well as higher personnel expenses due to an increased workforce and pay raises.

Research and Development Expenses

Research and development expenses increased 45.8% to U.S.$993 million for 2010 compared to U.S.$681 million for 2009. This higher expense was primarily due to increased average sales prices of oil, which is the basis for a fixed 0.5% provision for expenses on research and development investment in Brazilian universities and institutions as required by our Brazilian oil and gas concession agreements.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants increased 4.6% (U.S.$752 million for 2010 compared to U.S.$719 million for 2009) remaining relatively constant during the year.

Other Operating Expenses

Other operating expenses increased 15.0% to U.S.$3,588 million for 2010 compared to U.S.$3,120 million for 2009.

The most significant changes between 2010 and 2009 are as follows:

•         a U.S.$412 million loss due to the exchange of equity method investments resulting from the integration of petrochemical investments in Braskem. See Note 17(c) of our audited consolidated financial statements for the year ended December 31, 2010, for more information;

•         a 27.5% (U.S.$152 million) increase in expense for institutional relations and cultural projects, to U.S.$705 million for 2010 compared to U.S.$553 million for 2009;

•         a 24.8% (U.S.$69 million) increase in expenses related to collective bargaining agreements, to U.S.$347 million for 2010 compared to U.S.$278 million for 2009;

•         a 15.4% (U.S.$28 million) increase in expense for health, safety and environment (HSE), to U.S.$210 million for 2010 compared to U.S.$182 million for 2009; and

•         a 8.1% (U.S.$25 million) increase in expense for marking inventory to market value, to U.S.$333 million for 2010 compared to U.S.$308 million for 2009.

These increases were partially offset by:

•         a 22.5% (U.S.$304 million) decrease in expense for losses and contingencies related to legal proceedings, to U.S.$1,045 million for 2010 compared to U.S.$1,349 million for 2009;

•         a 44.5% (U.S.$186 million) decrease in expense for unscheduled stoppages of plant and equipment, to U.S.$232 million for 2010 compared to U.S.$418 million for  2009; and

•         a 44.8% (U.S.$138 million) decrease in operating expenses at thermoelectric power plants, to U.S.$170 million for 2010 compared to U.S.$308 million for 2009.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies increased 163.1% to a gain of U.S.$413 million for 2010 compared to a gain of U.S.$157 million for 2009, primarily due to better results generated by gas distribution companies and companies operating outside of Brazil.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian federal government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 38.5% to U.S.$2,630 million for 2010 compared to U.S.$1,899 million for 2009. This increase was primarily attributable to higher income related to increased marketable securities due to the Assignment Agreement (a U.S.$309 million increase) and income related to financial investments (a U.S.$273 million increase). A breakdown of financial income is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2010.

Financial Expenses

Financial expenses increased 26.9% to U.S.$1,643 million for 2010 compared to U.S.$1,295 million for 2009. This increase was primarily attributable to increased financial expenses related to our debt (a U.S.$1,722 million increase), partially offset by higher capitalized interest income (which resulted in a U.S.$1,129 million decrease in financial expenses for 2010 as compared to 2009) and by reduced losses on derivative instruments (a U.S.$254 million decrease). A breakdown of financial expense is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2010.

Monetary and Exchange Variation

Monetary and exchange variation increased to a gain of U.S.$714 million for 2010 compared to a loss of U.S.$175 million for 2009.  The gain in 2010 compared to the loss in 2009 was primarily due to lower foreign exchange losses on net monetary assets denominated in U.S. dollars.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, increased 57.1% to U.S.$523 million for 2010 compared to U.S.$333 million for 2009. This increase was primarily attributable to the impact of the appreciation of the real  and also to losses on the recoverable amounts of tax credits.

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net amounted to a gain of U.S.$82 million for 2010 compared to a loss of U.S.$61 million for 2009, primarily due to the U.S.$147 million provision for losses for the Pasadena Refinery in the United States made in the first quarter of 2009.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest increased 17.1% to U.S.$25,831 million for 2010 compared to U.S.$22,061 million for 2009. Income tax expense increased 21.3% to U.S.$6,356 million for 2010, compared to U.S.$5,238 million for 2009, primarily due to the increase of taxable income. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our consolidated financial statements for the year ended December 31, 2010.

Net Income by Business Segment

We measure performance at the segment level on the basis of net income.  Following is a discussion of the net income of our six business segments at December 31, 2010, compared to December 31, 2009.

	Year Ended December 31,
	2010	2009	Percentage Change
	(U.S.$ million)		(%)
Exploration and Production	16,351	9,683	68.9
Refining, Transportation and Marketing	1,539	6,563	(76.6)
Distribution	727	634	14.7
Gas and Power	734	340	115.9
International	799	(154)	(618.8)
Corporate	(453)	(1,116)	(59.4)
Eliminations	(513)	(446)	15.0
Net income	19,184	15,504	23.7

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The consolidated net income from our Exploration and Production segment increased from U.S.$16,351 million in 2010 compared to U.S.$9,683 million in 2009 as a result of the following:

•         An increase in the price of crude oil, from U.S.$54.22 per barrel in 2009 to U.S.$74.66 per barrel in 2010, as a result of higher international prices.  The higher price also reflected a reduction in the spread between the average price of domestic oil sold/transferred and the average Brent price, from U.S.$ 7.29/bbl in 2009 to U.S.$ 4.81/bbl in 2010, primarily due to the higher demand for heavy oil as compared to light oil;

•         A 1.6% increase in oil and LNG production; and

•         Reduced losses and contingencies related to legal proceedings, particularly a charge of U.S.$1,034 million related to a special participation in the Marlim field that was charged to operations in 2009.

These effects were partially offset by:

•         Higher production taxes, which increased from U.S.$20.51 per barrel to U.S.$24.64 per barrel  due to higher oil prices;

•         An increase in lifting costs from U.S.$ 8.78 per barrel in 2009 to U.S.$ 10.03 in 2010, primarily as a result of the revaluation of the real  and increased maintenance costs in our fields; and

•         Non-recurring expenses of U.S.$275 million related to project financings in the Barracuda and Caratinga fields.

See Item 4. “Information on the Company—Overview of the Group—Changes in Proved Reserves” for information on changes in proved reserves.

Refining, Transportation and Marketing

Our Refining, Transportation and Marketing segment (RTM) comprises refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which comprises investments in domestic petrochemical companies.  RTM purchases crude oil from E&P and imports oil to blend with our domestic oil.  Additionally, RTM purchases oil products in the international markets to meet excess product demand in the domestic market.  RTM acquires crude oil and oil products at the international price, either from E&P or from international markets, and sells products in Brazil at a price that we expect will equal international prices in the long run. For gasoline, diesel and residential LPG, however, the product prices in Brazil can lag the international markets. Depending on the impact of this lag effect, RTM’s earnings may differ from international refining margins. In 2009, falling acquisition costs and a stable price for some of our products led to higher margins relative to international levels, while in 2010, this effect was reversed.

The lower net income for RTM in 2010, at U.S.$1,539 million compared to U.S.$6,563 million in 2009, was largely due to the higher oil acquisition/transfer costs and higher oil product import costs from both E&P and from international markets during 2010, which were not fully offset by the higher sales prices of diesel, gasoline and residential LPG.

These effects were partially offset by higher domestic oil product sales volumes (mainly for gasoline, diesel and jet fuel) and an increase in domestic prices for oil products, which are indexed to international prices.

An increase in refinery costs, from U.S.$3.21 to U.S.$4.33 per barrel, as a result of the strengthening of the real, increased refinery maintenance, and higher personnel and third party service costs also contributed to the reduced income.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our 100% owned subsidiary, Petrobras Distribuidora S.A. – BR, in Brazil.

The increase in net income from our Distribution segment in 2010 compared to 2009 was primarily due to higher sales margins and an 8% increase in sales volumes.  These effects were partially offset by higher third-party service and personnel expenses and by a provision for tax contingencies.

The Distribution segment accounted for 38.8% of the national fuel distribution market in 2010, compared to 38.6% in 2009.

Gas and Power

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in local gas companies, , thermoelectric power generation and our two domestic fertilizer plants.

The improved result for our Gas and Power segment for 2010 compared to 2009 was due to:

•         Higher natural gas sales, led by growth in the industrial sector and thermo-electric demand;

•         Increased demand for power generation, which led to higher income from thermoelectric generation;

•         Increased fixed revenue from energy auctions;

•         Lower acquisition/transfer costs of domestic natural gas reflecting international prices; and

•         Appreciation of the real  against the dollar.

These effects were partially offset by:

•         Increasing LNG import costs and imports of gas from Bolivia; and

•         Higher selling expenses related to NGL reconverter ships.

International

Our International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The improved result in our International segment in 2010 compared to 2009 was due to higher commodities prices in 2010 as well as higher sales volumes of crude oil resulting largely from the start-up of production in Akpo, Nigeria in March 2009.

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

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

•         Imposto sobre Circulação de Mercadorias e Serviços (Domestic State Tax, or ICMS), Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions.  These taxes decreased 16.5% to U.S.$20,909 million for 2009 compared to U.S.$25,046 million for 2008, primarily due to lower prices and lower domestic sales volumes; and

•         Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the excise tax applied to the sale and import of crude oil, oil products and natural gas products due to the Brazilian federal government, which decreased 3.5% to U.S.$3,114 million for 2009 compared to U.S.$3,226 million for 2008, primarily due to lower domestic sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2009 decreased 32.4% to U.S.$49,251 million compared to U.S.$72,865 million for 2008. This decrease was principally a result of:

•         a 46.5% (U.S.$12,516 million) decrease in the cost of imports due to lower volumes and prices;

•         a 38.5% (U.S.$3,531 million) decrease in costs for our international trading activities due to decreased offshore operations conducted by PifCo;

•         a 36.5% (U.S.$4,465 million) decrease in production taxes and charges that include royalties, which decreased 35.7% (U.S.$1,988 million) in 2009 compared to 2008; special participation charge, which decreased 37.4% (U.S.$2,464 million) in 2009 compared to 2008; and rental fees for concession areas, which decreased 22.3% (U.S.$13 million) in 2009 compared to 2008. The decrease in production taxes and charges in 2009 was due to a 32.2% reduction in the reference price used to calculate royalties for our domestic production, which averaged U.S.$54.40 for 2009 compared to U.S.$80.25 for 2008, reflecting the average Brent price on the international market; and

•         a 60.6% (U.S.$1,165 million) decrease in costs related to the generation and purchase of electricity for sale.

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

Impairment of Oil and Gas Properties

For 2009, we recorded an impairment charge of U.S.$319 million compared to U.S.$519 million for 2008. This lower charge was primarily due to the higher impairment on exploration and production assets recorded in 2008 as a result of the decrease of the estimated future oil prices.  The impairment charge in 2008 was primarily attributable to goodwill impairment at Petrobras’ indirect subsidiary in the United States, Pasadena Refining System (U.S.$223 million) and to impairment at Petrobras’ Guajá field and other producing properties in Brazil due to reduced year-end international oil prices (U.S.$171 million).  The impairment charge in 2009 was primarily attributable to producing properties in Brazil and principal amounts were related to Petrobras’ Agua Grande field.  In 2009 the petroleum and natural gas fields that presented losses already had high maturity levels and, consequently, produced insufficient petroleum and gas to cover production costs.  This factor had a reducing effect on the economic analysis that led to the recording of a provision for loss through devaluation in some fields.  See Notes 9(b) and 18(a) to our consolidated financial statements for the year ended December 31, 2009.

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

Research and Development Expenses

Research and development expenses decreased 27.6% to U.S.$681 million for 2009 from U.S.$941 million for 2008.  This lower expense was primarily due to decreased oil prices, which is the basis for a fixed 0.5% provision for expenses on research and development investment in Brazilian universities and institutions as required by our Brazilian oil and gas concession agreements (U.S.$267 million).

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

The most significant changes between 2009 and 2008 are described below:

•         a 378.7% (U.S.$1,034 million) increase in expense due to special participation taxes from the Marlim field in September 2009, pursuant to an agreement between Petrobras and the ANP; and

•         a 283.5% (U.S.$309 million) increase in expense for unscheduled stoppages of plant and equipment, to U.S.$418 million for 2009 compared to U.S.$109 million for 2008.  In 2009, 75% of the unscheduled stoppages occurred in our Exploration and Production segment, 21% in Refining, Transportation and Marketing, and 3% in International;

These increases were partially offset by:

•         a 43.5% (U.S.$237 million) decrease in expense for marking inventory to market value, to U.S.$308 million for 2009 compared to U.S.$545 million for 2008;

•         a 90.3% (U.S.$214 million) decrease in expense for contractual fines, to U.S.$23 million for 2009 compared to U.S.$237 million for 2008;

•         a 18.1% (U.S.$122 million) decrease in expense for institutional relations and cultural projects, to U.S.$553 million for 2009 compared to U.S.$675 million for 2008;

•         a 13.7% (U.S.$44 million) decrease in expenses related to collective bargaining agreements, to U.S.$278 million for 2009 compared to U.S.$322 million for 2008;

•         a 10.7% (U.S.$37 million) decrease in operating expense at thermoelectric power plants, to U.S.$308 million for 2009 compared to U.S.$345 million for 2008; and

•         15.0% (U.S.$32 million) decrease in expense for health, safety, and environment (HSE), to U.S.$182 million for 2009 compared to U.S.$214 million for 2008.

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

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents.  The majority of our cash equivalents are short-term Brazilian federal government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

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

Monetary and Exchange Variation

Monetary and exchange variation decreased to a loss of U.S.$175 million for 2009 compared to a gain of U.S.$1,584 million for 2008.  The loss in 2009 relates to the foreign exchange losses on net foreign assets denominated in U.S. dollars that were almost entirely offset by the foreign exchange gains on net debt and by the monetary variation on Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) financing.

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

	Year Ended December 31,
	2009	2008	Percentage Change
	(U.S.$ million)		(%)
Exploration and Production	9,683	21,031	(54.0)
Refining, Transportation and Marketing	6,563	(2,036)	(422.3)
Distribution	634	839	(24.4)
Gas and Power	340	(183)	(285.8)
International	(154)	(808)	(80.9)
Corporate	(1,116)	(57)	(1,857.9)
Eliminations	(446)	93	(579.6)
Net income	15,504	18,879	(17.9)

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

Refining, Transportation and Marketing

Our Refining, Transportation and Marketing segment includes refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and fuel ethanol.  Additionally, this segment includes the petrochemical division, which includes investments in domestic petrochemical companies.

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

Additional Business Segment Information

Set forth below is additional selected financial data by business segment for 2010, 2009 and 2008:

	For the Year Ended December 31,
	2010	2009	2008
	(U.S.$ million)
Exploration and Production
Net revenues to third parties(1)(2)	242	476	973
Intersegment net revenues	54,042	38,301	58,051
Total net operating revenues (2)	54,284	38,777	59,024
Depreciation, depletion and amortization	(5,757)	(4,344)	(3,544)
Net income (3)	16,351	9,683	21,031
Capital expenditures	22,222	16,488	14,293
Property, plant and equipment, net	129,913	70,098	45,836
Refining, Transportation and Marketing
Net revenues to third parties(1)(2)(4)	64,991	48,768	68,787
Intersegment net revenues(4)	32,549	25,539	26,872
Total net operating revenues(2)(4)	97,540	74,307	95,659
Depreciation, depletion and amortization(4)	(946)	(1,213)	(1,109)
Net income (loss) (3)(4)	1,539	6,563	(2,036)
Capital expenditures	15,356	10,466	7,234
Property, plant and equipment, net(4)	46,844	31,508	15,567
Distribution
Net revenues to third parties(1)	36,613	29,071	30,315
Intersegment net revenues	695	601	577
Total net operating revenues	37,308	29,672	30,892
Depreciation, depletion and amortization	(203)	(176)	(165)
Net income(3)	727	634	839
Capital expenditures	482	369	309
Property, plant and equipment, net	2,730	2,342	1,621
Gas and Power
Net revenues to third parties(1)(4)	7,482	5,085	8,158
Intersegment net revenues(4)	1,025	881	1,187
Total net operating revenues(4)	8,507	5,966	9,345
Depreciation, depletion and amortization(4)	(477)	(398)	(367)
Net income (loss) (3)(4)	734	340	(183)
Capital expenditures	4,099	5,116	4,256
Property, plant and equipment, net(4)	24,725	20,196	10,958
International
Net revenues to third parties(1)	10,724	8,469	10,024
Intersegment net revenues	2,739	1,728	916
Total net operating revenues	13,463	10,197	10,940
Depreciation, depletion and amortization	(861)	(870)	(564)
Net income (loss) (3)	799	(154)	(808)
Capital expenditures	2,167	2,111	2,908
Property, plant and equipment, net	9,519	9,375	9,341

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

(4)                  The financial data for 2010, 2009 and 2008 was prepared in light of changes in business segments due to the transfer of the fertilizer business from the “Refining, Transportation and Marketing” segment to the “Gas and Power” segment.

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

As discussed below under “Purchases and Sales of Crude Oil and Oil Products,” PifCo is gradually reducing its sales of crude oil and oil products to us and will gradually reduce its sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether in order to become our finance subsidiary.  As a result, both its income and its operating expenses from oil sales and trading activities will gradually decrease to zero while its income and expenses from financing operations will likely increase.  PifCo’s ability to meet its outstanding debt obligations has historically been and will continue to be dependent on our financial conditions, results of operation and our willingness to provide PifCo with various types of financial support, among the other factors discussed above.

Purchases and Sales of Crude Oil and Oil Products

PifCo purchases crude oil and oil products from us to hold in inventory and for sale outside Brazil.  Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil.  In April 2010, PifCo began selling crude oil and oil products to us under terms that allow payment in up to approximately 30 days, without a premium.  Prior to April 2010, however, we paid for shipments of crude oil and oil products that PifCo sold to us over a period of up to 330 days, which allowed us sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for our shipments.  During this period, PifCo typically financed the purchase of crude oil and oil products through either funds previously provided by us or third-party trade finance arrangements.  Under such arrangements, the premium resulting from the difference between the amount PifCo paid for crude oil and oil products and the amount we paid for that same crude oil and oil products was deferred and recognized as part of PifCo’s financial income on a straight-line basis over the period in which our payments to PifCo came due.  Since shipments to us with payment terms over a period of up to 330 days have been discontinued, the corresponding working capital is no longer required. PifCo’s commercial operations, including those with us, are carried out under normal market conditions and at commercial prices.

PifCo will gradually reduce both its sales of crude oil and oil products to us and its sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether. At that time, PifCo will become a finance subsidiary functioning as a vehicle for us to raise capital for our operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means.  Our support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

Results of Operations—2010 compared to 2009

Net (Loss) Income

PifCo had a loss of U.S.$262 million in 2010 compared to a net income of U.S.$487 million in 2009.

Sales of Crude Oil and Oil Products and Services

PifCo’s sales of crude oil and oil products and services increased 20.5% to U.S.$34,759 million in 2010 compared to U.S.$28,850 million in 2009.  This increase was primarily due to higher sales prices resulting from a 29.2% increase in the average prices of Brent crude oil, to U.S.$79.47 per barrel in 2010 compared to U.S.$61.51 per barrel in 2009.

Cost of Sales

Cost of sales increased 23.0% to U.S.$34,230 million in 2010 compared to U.S.$27,825 million in 2009.  This increase was proportional to the increase in sales of crude oil and oil products and services and was primarily due to the same reasons, in addition to higher average inventory price formation for oil and oil products acquired during periods of higher international prices.

Selling, General and Administrative Expenses

PifCo’s selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services.  These expenses increased 15.3% to U.S.$482 million in 2010 compared to U.S.$418 million in 2009.  Shipping costs increased 15.0% to U.S.$338 million in 2010 compared to U.S.$294 million in 2009, primarily due to changes in international market trends and shipping routes.

Other Operating Expenses

PifCo’s other operating expenses consist primarily of inventory impairment adjustments for its inventory of crude oil and oil products.  These expenses increased 65.5% to U.S.$48 million in 2010 compared to U.S.$29 million in 2009.

Financial Income

PifCo’s financial income consists of the financing of sales to us, inter-company loans to us, investments in marketable securities and other financial instruments.  PifCo’s financial income decreased 52.7% to U.S.$944 million in 2010 compared to U.S.$1,997 million in 2009.  This decrease was primarily due to reduced income from the financing of sales to us and decreased marketable securities income.

Financial Expenses

PifCo’s financial expenses consist of interest paid and accrued on PifCo’s outstanding indebtedness, other fees associated with PifCo’s issuance of debt and other financial instruments.  PifCo’s financial expenses decreased 42.5% to U.S.$1,202 million in 2010 compared to U.S.$2,090 million in 2009.  This decrease was primarily due to the extinguishment of PifCo´s inter-company loans from us.

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

Liquidity and Capital Resources

Petrobras

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt.  In 2008, 2009 and 2010, we met these requirements with internally generated funds, short-term debt, long-term debt  and cash generated by capital increases.  For 2011 and beyond, we believe internally generated funds and increases in debt, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.  In 2011, our major cash needs are for our budgeted  capital expenditures of U.S.$54 billion, the remaining part of announced dividends, interest on shareholders’ equity of U.S.$2,231 million and principal payments of U.S.$2,988 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our 2010-2014 Business Plan released on June 18, 2010, which provides for capital expenditures of U.S.$224 billion from 2010 through 2014.  Our 2010-2014 Business Plan forecasts that we will supplement internally generated cash flow with proceeds from the capital increase that we completed on October 1, 2010, and increases in our net debt, which should allow us to maintain a sound capital structure that stays within our targeted financial leverage ratios. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing. We will continue our policy of extending the term of our debt maturity profile.

For 2011, we intend to fund our financial needs through a combination of drawing down our year-end cash balances and existing credit facilities, as well as contracting new debt from a broad range of traditional funding sources, including global debt capital markets, export credit agencies, non-Brazilian government development banks, the BNDES, and Brazilian and international commercial banks.  As of May 10, 2011, we have financed part of our needs for 2011 through a U.S.$6,000 million offering of Global Notes in the international capital markets and U.S.$620.5 million from lines of credit and export credit agencies.

Our business plan for 2011 through 2015 is currently under review by our board of executive officers and will be announced as soon as the board completes its review.

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

Sources of Funds

Our Cash Flow

On December 31, 2010, we had cash and cash equivalents of U.S.$17,633 million compared to U.S.$16,169 million at December 31, 2009.

Operating activities provided net cash flows of U.S.$28,495 million for 2010 compared to U.S.$24,920 million for 2009.  Cash generated by operating activities was mainly impacted by net operating revenues, which increased U.S.$28,183 million during 2010 compared to 2009 as a result of higher production volumes and higher prices for our products, reflecting price recovery in the international markets.

Net cash provided by financing activities amounted to U.S.$35,386 million for 2010 compared to net cash provided by financing activities of U.S.$16,935 million for 2009.  This increase was primarily due to the capital increase of U.S.$30,563 million generated by the global offering.  Net cash from financing activities was reduced by the payment of dividends of U.S.$5,299 million compared to U.S.$7,712 million in 2009.  We typically pay all dividends in the year following the announcement of the corresponding results.  In 2010, we paid dividends related to 2009 earnings as well as a large portion of interest on shareholders’ equity related to 2010 earnings in advance of the close of our 2010 fiscal year.

Our net debt decreased to U.S.$36,701 million as of December 31, 2010 compared to U.S.$41,733 million as of December 31, 2009, primarily due to the increase of cash raised by the global offering.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On December 31, 2010, our total short-term debt amounted to U.S.$8,960 million compared to U.S.$8,431 million on December 31, 2009.

Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings.  Our total long-term debt amounted to U.S.$60,471 million on December 31, 2010 compared to U.S.$49,041 million on December 31, 2009.  This increase was primarily due to international borrowings, mainly in the form of drawings on financing obtained from the China Development Bank, as well as proceeds in the form of Export Credit Notes obtained from the Banco do Brasil and the Caixa Econômica Federal. These financial resources will be used primarily for the development of projects related to oil and gas production, for the construction of ships and pipelines, as well as for the expansion of industrial units.  See Note 12 to our consolidated financial statements for the year ended December 31, 2010, for more information.

Included in these figures at December 31, 2010 are the following international debt issues:

Notes	Principal Amount
(U.S.$ million)
PESA’s 9.38% Notes due 2013	200
PifCo’s 3.748% Senior Trust Certificates due 2013(1)	200
PifCo’s 9.125% Global Notes due 2013	750
PifCo’s 7.75% Global Notes due 2014	600
PifCo’s 6.436% Senior Trust Certificates due 2015(1)	550
PifCo’s 2.15% Japanese Yen Bonds due 2016(2)	430
PifCo’s 6.125% Global Notes due 2016	899
PESA’s 5.88% Notes due 2017	300
PifCo’s 8.375% Global Notes due 2018	750
PifCo’s 5.875% Global Notes due 2018	1,750
PifCo’s 7.875% Global Notes due 2019	2,750
PifCo’s 5.75% Global Notes due 2020	2,500
PifCo’s 6.875% Global Notes due 2040	1,500

Unless otherwise noted, all debt issued by PifCo is issued with support from us through a guaranty.

(1)                  Issued in connection with our export prepayment program.

(2)                  Issued by PifCo on September 27, 2006 in the amount of ¥ 35 billion, with support from us through a standby purchase agreement.

In addition, on January 27, 2011, PifCo issued U.S.$6,000 million aggregate principal amount in a multi-tranche offering of Global Notes, due between 2016 and 2041 that bear interest at rates from 3.875% to 6.750% per year.

Off Balance Sheet Arrangements

As of December 31, 2010, neither we nor PifCo had off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$45,078 million in 2010, a 28.3% increase compared to our investments of U.S.$35,134 million in 2009.  Our investments in 2010 were primarily directed toward increasing production, modernizing our refineries and expanding our pipeline transportation and distribution systems.  Of the total capital expenditures in 2010, U.S.$22,222 million was invested in exploration and development projects, including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2010, 2009 and 2008:

	For the Year Ended December 31
	2010	2009	2008
	(U.S.$ million)
Exploration and Production	22,222	16,488	14,293
Refining, Transportation and Marketing	15,356	10,466	7,234
Distribution	482	369	309
Gas and Power	4,099	5,116	4,256
International
Exploration and Production	2,012	1,912	2,734
Refining, Transportation and Marketing	90	110	102
Distribution	52	31	20
Gas and Power	13	58	52
Corporate	752	584	874
Total	45,078	35,134	29,874

On June 18, 2010, we announced our 2010-2014 Business Plan, which contemplates total budgeted capital expenditures of U.S.$224 billion from 2010 to 2014, approximately U.S.$212.3 billion of which will be directed towards our activities in Brazil, while U.S.$11.7 billion will be directed to our activities abroad.  We expect that the majority of our capital expenditures from 2010 to 2014, approximately U.S.$118.8 billion, will be directed towards exploration and production, of which U.S.$108.2 billion is slated for our activities in Brazil (U.S.$33 billion of which is dedicated to the pre-salt reservoirs).

Our 2010-2014 Business Plan contemplates greater domestic capital expenditures for our oil and gas activities in Brazil.  We estimate that of the U.S.$212.3 billion in domestic capital expenditures through 2014, at least U.S.$142.2 billion (67%) will be utilized to pay for equipment and services provided by Brazilian contractors, suppliers and other service providers.

Our capital expenditure budget for 2011, including our project financings, is U.S.$54 billion, allocated as follows:

•         Exploration and Production segment: 46%;

•         Refining, Transportation and Marketing segment: 40%;

•         Distribution segment: 1%;

•         Gas and Power segment: 5%;

•         International segment: 6%;

•         Corporate segment: 1%; and

•         Our subsidiary Petrobras Biocombustível: 1%.

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

Dividends

Our shareholders approved a total dividend distribution of R$11,728  million (U.S.$6,780  million) for 2010 earnings at the Ordinary General Meeting held on April 28, 2011, which includes interest on shareholders’ equity already approved by our board of directors.  We paid U.S.$5,857  million of this amount to shareholders in the form of interest on shareholders’ equity in May, August, November and December of 2010 and March of 2011, in advance of the close of our 2010 fiscal year.  The remaining U.S.$923  million in dividends and interest on shareholders’ equity relating to our 2010 earnings will be paid by June 27, 2011, restated according to the SELIC rate from December 31, 2010 to the date of payment.  The total amount of 2010 dividends approved by our shareholders is equivalent to R$1.19 (U.S.$0.69) per common and preferred share (R$2.38 (U.S.$1.38) per common and preferred ADS).

The dividends we pay to shareholders depend on our earnings and other factors.  Under our bylaws and the Brazilian Corporate Law applicable to a company with a class of non-voting shares, such as ours, our shareholders are entitled to a mandatory minimum dividend of at least 25% of our adjusted net profit for the fiscal year.  In 2010 and 2009, we paid the mandatory minimum dividend of 25% to our shareholders.

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

Sources of Funds

PifCo’s Cash Flow

At December 31, 2010, PifCo had cash and cash equivalents of U.S.$1,197 million compared to U.S.$953 million at December 31, 2009.

PifCo’s operating activities provided net cash of U.S.$10,245 million in 2010 compared to provided net cash of U.S.$9,397 million in 2009, primarily due to an increase in cash received from related parties in 2010 as a result of the reduction of the period for payment for sales of crude oil and oil products to us from 330 days to 30 days as of April 2010.

PifCo’s investing activities used net cash of U.S.$1,655 million in 2010 compared to using net cash of U.S.$486 million in 2009, primarily as a result of an increase in the amount of loans to related parties.

PifCo’s financing activities used net cash of U.S.$8,345 million in 2010 compared to using net cash of U.S.$8,245 million in 2009, primarily due to payments of loans to us.

PifCo’s Accounts Receivable

Accounts receivable from related parties decreased 63.1% to U.S.$5,891 million at December 31, 2010, from U.S.$15,986 million at December 31, 2009, primarily due to an increase in cash received from related parties in 2010 as a result of the reduction of the period for payment for sales of crude oil and oil products to us from 330 days to 30 days as of April 2010.

PifCo’s Short-Term Borrowings

PifCo’s short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit, loans from financing institutions and the short-term portion of long-term lines of credit loans from financing institutions, sale of right to future receivables and senior notes.  At December 31, 2010, PifCo had borrowed U.S.$2,303 million under lines of credit and loans from financing institutions, including the current portion of long-term lines of credit and senior loans, compared to U.S.$1,892 million borrowed at December 31, 2009.  The weighted average annual interest rate on these short-term borrowings was 2.73% at December 31, 2010, compared to 2.33% at December 31, 2009.  At December 31, 2010, PifCo had fully utilized all of its available lines of credit.

PifCo’s notes payable to related parties consisted of notes payable to us.  At December 31, 2009, PifCo had loans in a total amount of U.S.$7,862 million.  PifCo has no outstanding balance with us at December 31, 2010.

PifCo’s Long-Term Borrowings

At December 31, 2010, PifCo had long-term borrowings outstanding in financing institutions of:

•         U.S.$880 million (U.S.$2,010 million in current portion) in long-term lines of credit due between 2012 and 2017 compared to U.S.$1,396 million at December 31, 2009.  At December 31, 2010, PifCo had utilized all available funds from lines of credit; and

•         U.S.$215 million (U.S.$72 million in current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC).  This loan bears interest at Libor plus 0.8% per year, payable semi-annually.  The principal amount has been paid semi-annually starting on December 15, 2009 and will mature on through December 15, 2014.

•         At December 31, 2010, PifCo also had outstanding:

•         U.S.$194 million (U.S.$69 million current portion) in connection with Petrobras’ export prepayment program, consisting of Senior Trust Certificates due 2015 that bear interest at the rate of 6.436% and Senior Trust Certificates due 2013 that bear interest at the rate of 3.748%;

•         U.S.$10,712 million in Global Notes, due between 2013 and 2040 that bear interest at rates from 5.75% to 9.125% per year.  Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports, the repayment of existing trade-related debt and inter-company loans and the repayment of bridge loans incurred at the beginning of 2009; and

•         U.S.$430 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016.  The issue was a private placement in the Japanese market with a partial guaranty from the Japan Bank for International Cooperation (JBIC).  The bonds bear interest at the rate of 2.15% per year, payable semi-annually.  On the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominated debt.

PifCo’s outstanding position at December 31, 2010 in irrevocable letters of credit was U.S.$94 million compared to U.S.$556 million at December 31, 2009, supporting crude oil and oil products imports and services.  At December 31, 2010, PifCo had standby committed facilities available in the amount of U.S.$721 million, which are not committed to any specific use.  PifCo has not drawn down amounts under these facilities, and, as of the date of this filing, PifCo has not scheduled a date for the drawdown.

The following table sets forth the sources of PifCo’s current and long-term debt at December 31, 2010 and 2009:

	December 31, 2010		December 31, 2009
	Current	Long-term	Current	Long-term
	(U.S.$ million)
Financing Institutions	2,063	1,095	1,892	1,682
Senior Notes	247	—	11	235
Sale of right to future receivables	71	344	70	414
Assets related to export prepayment to be offset against sales of rights to future receivables	—	(150)	—	(150)
Global Notes	250	10,712	182	10,710
Japanese Yen Bonds	2	430	2	378
Total debt	2,633	12,431	2,157	13,269

Long-Term Indebtedness Incurred After December 31, 2010

On January 27, 2011, PifCo issued U.S.$6,000 million aggregate principal amount in a multi-tranche offering of Global Notes in the international capital markets. The terms of the Global Notes are as follows:

•         U.S.$2,500 million, due January 27, 2016.  The Global Notes bear interest at the rate of 3.875% per year, payable semiannually beginning on July 27, 2011;

•         U.S.$2,500 million, due January 27, 2021.  The Global Notes bear interest at the rate of 5.375% per year, payable semiannually beginning on July 27, 2011;

•         U.S.$1,000 million, due January 27, 2041.  The Global Notes bear interest at the rate of 6.75% per year, payable semiannually beginning on July 27, 2011.

PifCo will use the proceeds from the offering for general corporate purposes and to finance Petrobras’ planned capital expenditure under its 2010-2014 Business Plan while maintaining an adequate capital structure and staying within Petrobras’ targeted financial leverage ratios in accordance with its 2010-2014 Business Plan.

The offering had an issue cost of approximately U.S.$18 million, a discount of U.S.$21 million and yields to investors of 3.95%, 5.401% and 6.806% per year, respectively. The Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

Contractual Obligations

Petrobras

The following table summarizes our outstanding contractual obligations and commitments at December 31, 2010:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual obligations
Balance sheet items:(1)
Long-term debt obligations	69,431	8,960	6,640	8,828	45,003
Capital (finance) lease obligations	222	59	60	36	67
Total balance sheet items	69,653	9,019	6,700	8,864	45,070
Other long-term contractual commitments
Natural gas ship-or-pay	5,943	635	1,288	1,332	2,688
Service contracts	105,575	50,690	32,392	8,394	14,099
Natural gas supply agreements	13,033	1,419	2,899	3,080	5,635
Operating leases	48,079	10,645	17,134	9,713	10,587
Purchase commitments	18,372	6,878	4,439	1,426	5,629
International purchase commitments	31,261	4,399	8,436	1,110	17,316
Total other long-term commitments	222,263	74,666	66,588	25,055	55,954
Total	291,916	83,685	73,288	33,919	101,024

(1)           Excludes the amount of U.S.$33,594 million related to our pension fund obligations that are guaranteed by U.S.$27,340 million in plan assets. Information on employees’ postretirement benefit plans is set forth in Note 15 of our consolidated financial statements for the year ended December 31, 2010.

PifCo

The following table sets forth PifCo’s contractual obligations as of December 31, 2010, and the period in which the contractual obligations come due:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual obligations
Long-term debt	12,817	386	1,298	626	10,507
Purchase obligations—long-term	3,851	2,351	606	379	515
Operating leases	9	1	3	3	2
Total	16,677	2,738	1,907	1,008	11,024

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

Impact of Oil and Gas Reserves on Depreciation and Depletion

The calculation of unit-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of exploration and production assets.  It is the ratio of (i) actual volumes produced to (ii) total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) applied to (iii) asset cost.  Proved undeveloped reserves are considered in the amortization of leasehold acquisition costs.  The volumes produced and asset cost are known and while proved developed reserves have a high probability of recoverability they are based on estimates that are subject to some variability.  This variability may result in net upward or downward revisions of proved reserves in existing fields, as more information becomes available through research and production.  As a result of these revisions, we increased our proved reserves by 435.4 mmboe in 2010, 1,646.1 mmboe in 2009 and 162.7 mmboe in 2008.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment

At December 31, 2010, our property, plant, and equipment, net of accumulated depletion, amounted to U.S.$219 billion.   A substantial part of this amount consisted of oil and gas producing properties.  These properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts.  In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; the percentage of probable reserves that we include in cash flows does not exceed our past success ratios in developing probable reserves.

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

In general, we do not view temporarily low oil prices as a trigger event for conducting impairment tests.  The markets for crude oil and natural gas have a history of significant price volatility.  Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals.  Accordingly, any impairment tests that we perform make use of our long-term price assumptions for the crude oil and natural gas markets.  These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, conservative estimates given market indicators and past experience.  Significantly lower future oil and gas prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends.  In addition, significant changes in production curve expectation, discount and/or required production and lifting costs, could affect impairment analysis.  While such uncertainties are inherent to this estimation process, the amount of impairment charges in past years has been small relative to the total value of oil and gas producing properties: U.S.$402 million in 2010, U.S.$319 million in 2009 and U.S.$519 million in 2008.  Based on our experience, we believe that future variability in estimates will have a small impact on both assets and expense.

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

“Post-retirement benefit reserves adjustments net of tax—pension cost” are values calculated as the difference between the forecasted restatement of the net value of the obligations according to the actuarial assumptions and the variations effectively occurring over time.  These amounts are to be amortized and posted to the results of subsequent fiscal years over the average life expectancy of the pension plan’s members.  See Note 15 to our audited consolidated financial statements for the year ended December 31, 2010.

Litigation, Tax Assessments and Other Contingencies

Claims for substantial amounts have been made against us arising in the normal course of business.  We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets.  In accordance with the guidance provided by U.S. GAAP, we accrued for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made.  At December 31, 2010, we had accrued U.S.$760 million for litigation contingencies.  Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances.  We believe that payments required to settle the amounts related to these claims, in case of loss, will not vary significantly from our estimated costs, and thus will not have a material adverse effect on our operations or cash flows. In past periods, the difference between the actual payout and the amount of the provision liability, with respect to contingency estimation, has been insignificant, with no material income statement impact in the period of the payout.  In the last five years, our annual cash payouts for contingencies relating to claims against us, the parent company, reached an average of U.S.$386 million per year.

Asset Retirement Obligations and Environmental Remediation

Under various contracts, permits and regulations, we have material legal obligations to remove equipment and restore the land or seabed at the end of operations at production sites.  Our most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities worldwide.  We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets.  We also estimate costs for future environmental clean-up and remediation activities based on current information on costs and expected plans for remediation.  The aggregate amount of estimated costs on a discounted basis for asset retirement and environmental remediation provision at December 31, 2010 was U.S.$3,194 million.  Estimating asset retirement, removal and environmental remediation costs requires performing complex calculations that necessarily involve significant judgment because our obligations are many years in the future, the contracts and regulation have vague descriptions of what removal and remediation practices and criteria will have to be met when the removal and remediation events actually occur and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations.  Consequently, the timing and amounts of future cash flows are subject to significant uncertainty.  However, given the significant amount of time to the ultimate retirement date, any modifications in technological specifications, legal requirement, or other matters, would not have a materially adverse effect on any one reporting period.

In 2010, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon.  The changes to estimated asset retirement obligation were principally related to declaration of new fields as economically viable, certain changes in revised cost estimates to abandon provided by non-operated joint-ventures.  A summary of the annual changes in the abandonment provisions is presented in Note 9(b) to our audited consolidated financial statements, as of December 31, 2010.

Derivative Transactions

Codification Topic 815 requires that we recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.  Accounting for derivative transactions requires us to employ judgment to arrive at assumptions to compute fair market values, which are used as the basis for recognition of the derivative instruments in the financial statements.  Such measurement may depend on the use of estimates such as estimated future prices, long-term interest rates and inflation indices, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market.

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

Impact of New Accounting Standards

Brazilian GAAP Is in the Process of Adopting IFRS Principles

Enacted in 2007, Law No. 11,638/07 amended the Brazilian Corporate Law to permit Brazilian GAAP to converge with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The adoption of IFRS in Brazil is mandatory for the year ended December 31, 2010, and it is tax neutral in accordance with current income tax legislation. We chose to present our financial statements in Brazil for the first time in accordance with IFRS in the first quarter of 2010. Our financial statements prepared in accordance with U.S. GAAP were not affected by the adoption of IFRS other than with respect to dividends payable and profit sharing payable to our employees, which are based on net income as calculated under IFRS.  We are currently evaluating the possibility of discontinuing U.S. GAAP reporting and adopting IFRS as issued by the IASB as the basis for the audited consolidated financial statements contained in our annual report on Form 20-F for the year ended December 31, 2011.

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

ASU 2009-16

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-16 was adopted on January 1, 2010, and did not impact our results of operations, financial position or liquidity.

ASU 2009-17

The FASB issued ASU 2009-17 in December 2009. This standard became effective for us on January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 was adopted on January 1, 2010, and did not impact our results of operations, financial position or liquidity.

ASU 2010-20

The FASB issued ASU 2010-20 in July 2010. ASU 2010-20 enhances the disclosures required for financing receivables and allowances for credit losses under FASB Accounting Standards Codification 310, Receivables. Most of the existing disclosures have been amended to require information on a more disaggregated basis. ASU 2010-20 was adopted in December 2010.  Our consolidated financial statements will be impacted only by additional disclosures.

ASU 2010-25

The FASB issued ASU 2010-25 in September 2010. The ASU 2010-25 requires participant loans to be classified as notes receivables from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest.  ASU 2010-25 was adopted in December 2010, and did not impact our results of operations, financial position or liquidity, other than additional disclosures.

Research and Development

We are deeply committed to research and development as a means to extend our reach to new production frontiers and achieve continuous improvement in operations.  We have a history of successfully developing and implementing innovative technologies, including the means to drill, complete and produce wells in increasingly deep water.  We are one of the largest investors in research and development among the world’s major oil companies, and we spend a large percentage of revenues in research and development.  In 2010, we spent U.S.$993 million on research and development, equivalent to 0.8% of our net operating revenues.  In 2009, we spent U.S.$681 million on research and development, equivalent to 0.7% of our net operating revenues.  In 2008, we spent U.S.$941 million on research and development, equivalent to 0.8% of our net operating revenues.  Our Brazilian oil and gas concession agreements require us to spend at least 1% of our gross revenues originating from high productivity oil fields on research and development, of which up to half is invested in our research facilities in Brazil and the remainder is invested in research and development in Brazilian universities and institutions registered with the ANP for this purpose.

Our research and development activities focus on three main goals:

•         expansion of our current businesses through the following: (a) discovery of new exploratory frontiers; (b) enhancement of oil and gas final recovery; (c) understanding and development of complex reservoirs, including pre-salt rocks; (d) development of new or enhanced subsea production systems and equipment for deep and ultra deep waters; (e) optimization of our drilling, production and logistics solutions for the pre-salt reservoirs; (f) development of new alternatives for offshore natural gas transportation; (g) optimization and reliability improvement of our industrial facilities; and (h) development and implementation of technologies in our refineries to enhance the flexibility to produce middle distillates, kerosene or gasoline, according to changing market demand;

•         providing a mix of products compatible with the energy demands of the future through the following: (a) development of new fuel, lubricants and special product formulations; (b) development of new technologies for our petrochemical and gaschemical activities; (c) adaptation of our refining processes to utilize vegetable oils as feedstock; (d) development of second generation biofuel production processes, which use residual biomass as feedstock; and (e) research and development of renewable energy technologies; and

•         ensuring that our activities are environmentally sustainable. We aim throughout our entire business to: (a) reduce our water consumption and the volume and toxicity of our wastewater discharges; (b) reduce our emissions of air pollutants, CO2 and other greenhouse gases; and (c) increase the energy efficiency of our processes and products.

In the three-year period ended December 31, 2010, our research and development operations were awarded 42 patents in Brazil and 120 overseas. Our portfolio of patents covers all of our areas of activities.

We have operated a dedicated research and development facility in Rio de Janeiro, Brazil since 1966.  In 2010, we concluded its expansion, doubling its laboratory capacity and placing it as the largest research complex in the southern hemisphere, with laboratories especially dedicated to pre-salt technologies.

We have also conducted research and development through joint research projects with more than 100 universities and other research centers in Brazil and abroad and participated in technology exchange and assistance partnerships with other oil and gas and oilfield services companies.  In 2010, we entered into agreements with several key suppliers so as to assist them in establishing technology centers in Brazil in order to develop technological solutions applicable to our business segments.

PifCo does not itself conduct research and development.

Trends

We plan to expand all segments of operations in our target markets in accordance with our 2010-2014 Business Plan.  In support of this goal we plan total capital expenditures of U.S.$224 billion over 2010-2014.  Of this total, 53% is in the exploration and production segment, where constant investment in exploration and development is needed to exploit newly discovered resources and offset natural declines in production from existing fields as they mature.  Based on our slate of development projects, we have set a target of increasing production by 9.4% annually over the period 2010 to 2014 while replacing our reserves through organic growth.  Our business plan for 2011 through 2015 is currently under review by our board of executive officers.

The price we realize for the oil we produce is determined by international oil prices, although we generally sell our oil at a discount to the Brent and West Texas Intermediate (WTI) benchmark prices because it is heavier and thus more expensive to refine.  In 2010, international oil prices remained mostly stable between U.S.$75/bbl and U.S.$85/bbl, being largely driven by news affecting the overall expectations regarding the pace of economic recovery and the supply-demand balance in the near term.  Towards the end of 2010, oil prices gradually increased, breaking out of the U.S.$75/bbl to U.S.$85/bbl trading range.  This movement was driven by a severe winter and positive news concerning the pace of economic recovery in the United States and China.  The economic outlook will remain the key determinant of oil price movements in the near term.  A fast-paced recovery coupled with slow supply-side response can result in higher prices in the medium term.  On the other hand, if the expectations are not met, especially those regarding non-OECD economies, oil prices may drop below the current trading range.  In addition, recent geopolitical concerns may persist, affecting the global oil supply and sending oil prices higher in the near term.

For the 2010 to 2014 period, we plan to continue to focus on increasing our refining throughput and our capacity to refine heavier crudes.  During 2010, downstream gross margins varied between 4 and 11 percent reflecting the fluctuation in international prices.  Future refining margins will depend on capacity utilization in the global and Brazilian refining industries and the relative prices and volumes of light and heavy crudes that are produced and can be processed.

Under our 2010-2014 Business Plan, our net-debt-to-equity ratio is targeted to remain in the range of 25-35% through 2014, based on an estimated average exchange rate of R$1.78 per U.S.$1.00.  In accordance with the guidance provided by our board of directors on March 19, 2010, our net-debt-to-equity ratio for the 2010-2014 period is limited to 35% and our net-debt-to-EBITDA ratio to 2.5:1.

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

We currently have nine directors.  The following table sets forth certain information with respect to these directors:

Name	Date of Birth	Position	Current Term Expires	Business Address

Guido Mantega(1)	April 7, 1949	Chair	April 2012	Esplanada dos Ministérios – Bloco P 5º andar Brasília – DF Cep 70.048-900
J.S. Gabrielli de Azevedo(1)	October 3, 1949	Director	April 2012	Avenida República do Chile, no. 65 23º andar Rio de Janeiro – RJ Cep 20.031-912
Antonio Palocci Filho(1)	October 4, 1960	Director	April 2012	Palácio do Planalto – Praça dos Três Poderes – 4º andar – Sala 426 Brasília – DF Cep 70150-900
Francisco Roberto de Albuquerque(1)	May 17, 1937	Director	April 2012	Alameda Carolina, no. 594 Itú—SP Cep 13.306-410
Fabio Colletti Barbosa(2)	October 3, 1954	Director	April 2012	Av. Juscelino Kubitschek, no. 2.235 28º andar Vila Olímpia São Paulo – SP Cep 04543-011
Jorge Gerdau Johannpeter(3)	December 8, 1936	Director	April 2012	Av. Farrapos, no. 1.811 Porto Alegre – RS Cep 90.220-005
Luciano Galvão Coutinho(1)	September 29, 1946	Director	April 2012	Av. República do Chile, no. 100 22º andar Rio de Janeiro – RJ Cep 20.031-917
Sergio Franklin Quintella(1)	February 21, 1935	Director	April 2012	Praia de Botafogo, no. 190 12º andar Rio de Janeiro– RJ Cep 22.250-900
Márcio Pereira Zimmermann(1)	July 1, 1956	Director	April 2012	Esplanada dos Ministérios – Bloco U Sala 705 Brasília – DF Cep 70.065-900

(1)                  Appointed by the controlling shareholder.

(2)                  Appointed by the minority common shareholders.

(3)                  Appointed by the minority preferred shareholders.

Guido Mantega—Mr. Mantega has been our Chairman of the board of directors since March 19, 2010 after being a member of this board since April 3, 2006.  He is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  Mr. Mantega was appointed a member of the Remuneration and Succession Committee of our board of directors on October 15, 2007.  Mr. Mantega has been Brazil’s Minister of Finance since March 28, 2006, and he served as chairperson of the Group of 20 Finance Ministers and Central Bank Governors (G-20) in 2008.  He is a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), an advisory body to the Brazilian federal government.  Mr. Mantega has also held the posts of Brazil’s Minister of Planning, Budget and Management and of president of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank).  He received a bachelor’s degree in economics from the Escola de Economia, Administração e Contabilidade—FEA (School of Economy, Administration and Accounting) at the Universidade de São Paulo—USP (University of São Paulo) in 1971, and a Ph.D. in development sociology from the Faculdade de Filosofia, Letras e Ciências Humanas—FFLCH (School of Philosophy, Literature and Human Sciences) at USP, and completed specialized studies at the Institute of Development Studies—IDS at the University of Sussex, England in 1977.

J.S. Gabrielli de Azevedo—Mr. Gabrielli has been a member of our board of directors since July 22, 2005, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He is the Chairman of the boards of directors of Petrobras Transporte S.A.—Transpetro, Petrobras Química S.A.—Petroquisa and Petrobras Gás S.A.—Gaspetro.  He is also a member of the board of directors of Petrobras Biocombustível S.A.—PBIO.  Mr. Gabrielli served as Chief Financial Officer and Chief Investor Relations Officer of Petrobras from February 2003 to July 2005.  Mr. Gabrielli is a full-time professor of macroeconomics on leave from the Universidade Federal da Bahia—UFBA (Federal University of Bahia).  He holds a PhD in economics from Boston University.

Antonio Palocci Filho—Mr. Palocci has been a member of our board of directors since April 28, 2011. He has a medical degree with a specialization in public health from the Universidade de São Paulo (São Paulo University—USP). In 2010, Mr. Palocci was one of the coordinators of Dilma Rousseff’s presidential campaign and since January 2011, he is the Chief of Staff to the Brazilian presidency. Mr. Palocci previously served as Brazilian Finance Minister from 2003 to 2006, as mayor of Ribeirão Preto, a municipality of the State of São Paulo, and as a member of federal and state legislatures. He is also the founder of the Partido dos Trabalhadores (Brazilian Workers’ Party) and was an active participant in Luiz Inácio Lula da Silva’s presidential election in 2002.

Francisco Roberto de Albuquerque—Mr. de Albuquerque has been a member of our board of directors since April 2, 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He has been a member of the Audit Committee and the Remuneration and Succession Committee of our board of directors since April 13, 2007, and October 15, 2007, respectively.  He earned a bachelor’s degree in military sciences from the Academia Militar das Agulhas Negras—AMAN (Agulhas Negras Military Academy) in Resende, in the State of Rio de Janeiro, in 1958 and in economics from the Faculdade de Ciências Econômicas de São Paulo (São Paulo College of Economic Sciences) at Fundação Álvares Penteado (Álvares Penteado Foundation) in 1968, a master’s degree in military sciences from the Escola de Aperfeiçoamento de Oficiais—EsAO (Advanced Military School) in 1969, and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército—ECEME (Military Officer Training School) in Rio de Janeiro in 1977.

Fabio Colletti Barbosa—Mr. Barbosa has been a member of our board of directors since January 3, 2003, and is also a director of Petrobras Distribuidora S.A.—BR.  He has also been the President of the Audit Committee of our board of directors since June 17, 2005.  He has been the Chairman of the board of Santander Brasil since February 2011.  In March 2011, Mr. Barbosa became the Chairman of the Federação Brasileira de Bancos—FEBRABAN (Brazilian Federation of Banks), after having held a position as president for four years.  Mr. Barbosa graduated in business administration from the Fundação Getúlio Vargas—São Paulo (Getulio Vargas Foundation—São Paulo) and holds an MBA from the Institute for Management and Development (IMD) in Lausanne, Switzerland.

Jorge Gerdau Johannpeter—Mr. Johannpeter has been a member of our board of directors since October 19, 2001, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He was appointed a member of the Remuneration and Succession Committee of our board of directors on October 15, 2007.  Mr. Johannpeter is the President of the board of directors of Gerdau, a member of the board of directors of the Instituto Aço Brasil—IABr (Brazilian Steel Institute), a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council) and a member of the board of directors of the World Steel Association.  Mr. Johannpeter also actively participates in efforts to improve the efficiency and quality of management within the public and private sectors, is a member of the deliberative council of Parceiros Voluntários (Volunteer Partners) and member of Ação Empresarial (Business Action).  He received a bachelor’s degree in law and social sciences from the Universidade Federal do Rio Grande do Sul—UFRGS (Federal University of Rio Grande do Sul), Porto Alegre, in 1961.

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

Sergio Franklin Quintella—Mr. Quintella has been a member of our board of directors since April 8, 2009, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He has been a member of the Audit Committee of our board of directors since November 13, 2009.  He is vice president of Fundação Getúlio Vargas—FGV.  He was member of the board of directors of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) from 1975 to 1980, member of the CMN from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005.  Mr. Quintella holds a degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro—PUC-Rio (Pontifical Catholic University of Rio de Janeiro) in economic engineering from the Escola Nacional de Engenharia (National Engineering School) and in economics from the Faculdade de Economia do Rio de Janeiro (College of Economics of Rio de Janeiro).  He also holds a master’s degree in business from IPSOA Institute, in Turin, Italy and graduated from the Advanced Management Program at Harvard Business School.  Mr. Quintella is currently a member of the council of PUC-Rio.

Márcio Pereira Zimmermann—Mr. Zimmermann has been a member of our board of directors since March 22, 2010 and is also a member of the board of directors of Petrobras Distribuidora S.A. – BR.  He has been the President of the Remuneration and Succession Committee of our board of directors since April 29, 2010.  Mr. Zimmermann is currently the Executive Secretary (Deputy Minister) of the MME, where he previously served as Minister, Executive Secretary and Secretary for Energy Planning and Development.  Mr. Zimmermann is also the Chairman of the board of directors of Centrais Elétricas Brasileiras—Eletrobrás, where he previously served as the Engineering Executive Officer, and the Chairman of the board of directors of Furnas Centrais Elétricas S.A.  He has been a member of the CNPE since February 2009.  He was also the Energy Production and Commercialization Executive Officer and Technical Executive Officer of Eletrosul Centrais Elétricas S.A., and the Research and Development Executive Officer of Centro de Pesquisas de Energia Elétrica—CEPEL (Electrical Energy Research Center).  Mr. Zimmermann holds a bachelor’s degree in electric engineering from the Pontifícia Universidade Católica do Rio Grande do Sul – PUC-RS (Pontifical Catholic University of Rio Grande do Sul), a post-graduate degree in power systems engineering from the Universidade Federal de Itajubá – UNIFEI (Federal University of Itajubá), and a master’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio (Pontifical Catholic University of Rio de Janeiro).

Directors of PifCo

PifCo is managed by a board of directors, consisting of three members, and by its executive officers.  The board of directors is responsible for preparing PifCo’s year-end accounts, convening the shareholder’s meetings and reviewing and monitoring its financial performance and strategy.  Although not required by PifCo’s memorandum and articles of association, it is PifCo’s policy that the Chairman and all of its executive officers be Petrobras employees.

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

Marcos Antonio Silva Menezes—Mr. Menezes has been a director of PifCo since 2003, and has served as Chief Accountant Officer of Petrobras since 1998.  He was the chairmain of the fiscal council and the audit committee of Braskem S.A. in 2010. He has been a member of the fiscal council of Instituto Brasileiro de Petróleo, Gás e Biocombustíveis—IBP (Brazilian Institute of Petroleum, Gas and Biofuels) and of the fiscal council of Organização Nacional das Indústras de Petróleo—ONIP (National Organization of the Petroleum Industry).  He is also a member of Associação Nacional de Executivos de Finanças, Administração e Contabilidade—ANEFAC and of the Associação Brasileira de Companhias Abertas—ABRASCA and its Auditing and Accounting Rules Comission—CANC.  Mr. Menezes holds a bachelor’s degree in accounting and business management from Faculdade Moraes Júnior in Rio de Janeiro (Moraes Júnior University), a post-graduate degree in financial management from the Fundação Getúlio Vargas (Getulio Vargas Foundation), and has completed an advanced management program (PGA) at the Fundação Dom Cabral/INSEAD—France (Dom Cabral Foundation/European Institute of Business Administration).

José Raimundo Brandão Pereira—Mr. Pereira has been a PifCo director, and has served as PifCo’s Executive Manager of Marketing and Trading since June 2008.  Mr. Pereira has also been a director of Petrobras International Braspetro B.V. (PIB BV) since September 2008 and a member of the board of directors of PESA (Petrobras Argentina S.A.) since March 2009.  Mr. Pereira graduated in civil engineering from the Universidade Estadual de Maranhão (State University of Maranhão) in 1979.

Executive Officers of Petrobras

Our board of executive officers, composed of one Chief Executive Officer and six executive officers, is responsible for our day-to-day management.  Under our bylaws, the board of directors elects the executive officers, including the Chief Executive Officer.  The Chief Executive Officer is chosen from among the members of the board of directors.  All of the executive officers are Brazilian nationals and reside in Brazil.  According to our bylaws, in electing executive officers our board of directors must consider their personal qualification, knowledge and specialization in their respective areas.  The maximum term for executive officers is three years, but re-election is permitted.  The board of directors may remove any executive officer from office at any time with or without cause.  Six of the current executive officers are experienced Petrobras career managers, engineers or technicians.

The following table sets forth certain information with respect to our executive officers:

Name	Date of Birth	Position	Current Term

J.S. Gabrielli de Azevedo	October 3, 1949	Chief Executive Officer	April 2014
Almir Guilherme Barbassa	May 19, 1947	Chief Financial Officer and Chief Investor Relations Officer	April 2014
Renato de Souza Duque	September 29, 1955	Chief Services Officer	April 2014
Guilherme de Oliveira Estrella	April 18, 1942	Chief Exploration and Production Officer	April 2014
Paulo Roberto Costa	January 1, 1954	Chief Downstream Officer	April 2014
Maria das Graças Silva Foster	August 26, 1953	Chief Gas and Power Officer	April 2014
Jorge Luiz Zelada	January 20, 1957	Chief International Officer	April 2014

J. S. Gabrielli de Azevedo—Mr. Gabrielli has been our Chief Executive Officer and a member of our board of directors since July 22, 2005.  For biographical information regarding Mr. Gabrielli, see “—Directors of Petrobras.”

Almir Guilherme Barbassa—Mr. Barbassa has been our Chief Financial Officer and Chief Investor Relations Officer since July 22, 2005.  Mr. Barbassa joined Petrobras in 1974 and has worked in several financial and planning capacities, both in Brazil and abroad.  Mr. Barbassa has served as Petrobras’ corporate finance and treasury manager, and he has also served at various times as financial manager and chairman of Petrobras subsidiaries that carry out international financial activities.  Mr. Barbassa is also a member of the board of directors of Braskem S.A.  In addition, he was an economics professor at Universidade Católica de Petrópolis (Petrópolis Catholic University) and Faculdades Integradas Bennett (Bennett University) from 1973 to 1979.  Mr. Barbassa holds a master’s degree in economics from the Fundação Getúlio Vargas (Getulio Vargas Foundation).

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

Paulo Roberto Costa—Mr. Paulo Roberto Costa has been our Chief Downstream Officer since May 14, 2004.  Mr. Paulo Roberto graduated in mechanical engineering from the Universidade Federal do Paraná (Federal University of Paraná) in 1976.  Mr. Costa joined Petrobras in 1977 and worked for a long period in our exploration and production activities.  Mr. Costa is also a member of the board of directors of Braskem S.A.

Maria das Graças Silva Foster—Ms. Maria das Graças Silva Foster has been our Chief Gas and Power Officer since September 21, 2007.  Ms. Maria das Graças Foster is also Chief Executive Officer of Petrobras Gás S.A.—Gaspetro, Chairwoman of the board of directors of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A.—TBG and Transportadora Associada de Gás S.A.—TAG and member of the boards of directors of Petrobras Transporte S.A.—Transpetro, Petrobras Biocombustível S.A.—PBIO, Braskem S.A. and the Instituto Brasileiro de Petróleo, Gás e Biocombustíveis (Brazilian Petroleum, Gas and Biofuels Institute).  She holds a degree in chemical  engineering from the Universidade Federal Fluminense (Fluminense Federal University), a master’s degree in nuclear and chemical engineering from the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro) and an MBA in economics from the Fundação Getúlio Vargas (Getulio Vargas Foundation).

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

The following table sets forth certain information about PifCo’s executive officers:

Name	Date of Birth	Position	Year of Appointment

Daniel Lima de Oliveira	December 29, 1951	Chief Executive Officer	2009
Guilherme Pontes Galvão França	January 18, 1959	Chief Commercial Officer	2005
Sérvio Túlio da Rosa Tinoco	June 21, 1955	Chief Financial Officer	2005
Mariângela Monteiro Tizatto(1)	August 9, 1960	Chief Accounting Officer	1998
Nilton Antonio de Almeida Maia	June 21, 1957	Chief Legal Officer	2000
Gerson Luiz Gonçalves	September 29, 1953	Chief Audit Officer	2000
Juarez Vaz Wassersten	August 26,1954	Chief Businesses Officer	2009

(1)                  Mariângela Monteiro Tizatto has resigned from her position as PifCo's Chief Accounting Officer on May 16, 2011. PifCo is currently seeking a replacement.

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

Compensation

Petrobras

For 2010, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$5 million.

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

Share Ownership

Petrobras

As of April 29, 2011, the members of our board of directors, our executive officers, the members of our Fiscal Council, and close members of their families, as a group, beneficially held a total of 26,544 common shares and 130,072 preferred shares of our company.  Accordingly, on an individual basis, and as a group, our directors, executive officers, Fiscal Council members, and close members of their families beneficially owned less than one percent of any class of our shares.  The shares held by our directors, executive officers, Fiscal Council members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders.  None of our directors, executive officers, Fiscal Council members, or close members of their families holds any options to purchase common shares or preferred shares.  Petrobras does not have a stock option plan for its directors, officers or employees.

PifCo

As of December 31, 2010, PifCo’s authorized share capital was composed of 300,050,000 shares at par value of U.S.$1.00 per share, all of which are issued and outstanding.  All of PifCo’s issued and outstanding shares of common stock are owned by us.

Fiscal Council

We have established a permanent Fiscal Council (Conselho Fiscal) in accordance with applicable provisions of the Brazilian Corporate Law, composed of up to five members.  As required by the Brazilian Corporate Law our Fiscal Council is independent of our management and external auditors.  The Fiscal Council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements.  The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting.  Holders of preferred shares without voting rights and minority common shareholders are each entitled, as a class, to elect one member and his respective alternate to the Fiscal Council.  The Brazilian federal government has the right to appoint the majority of the members of the Fiscal Council and their alternates.  One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury.  The members of the Fiscal Council are elected at our annual general shareholders’ meeting for a one-year term and re-election is permitted.

The following table lists the current members of the Fiscal Council:

Name	Year of First Appointment

Marcus Pereira Aucélio	2005
César Acosta Rech	2008
Marisete Fátima Dadald Pereira	2011
Nelson Rocha Augusto	2003
Maria Lúcia de Oliveira Falcón	2003

The following table lists the alternate members of the Fiscal Council:

Name	Year of First Appointment

Paulo Fontoura Valle	2010
Ricardo de Paula Monteiro	2008
Edson Freitas de Oliveira	2002
Maria Auxiliadora Alves da Silva	2003
Celso Barreto Neto	2002

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

Other Advisory Committees

We implemented two additional advisory committees in 2007: the Comitê de Remuneração e Sucessão (Remuneration and Succession Committee) and the Comitê de Meio Ambiente (Environmental Committee).  In 2010, we reviewed and revised the charter of the Comitê de Remuneração e Sucessão.

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

In December 2007, the board of directors approved the Policies and Directives of the Petrobras Ombudsman, which was an important step in aligning the General Ombudsman’s practices with those of the other ombudsmen in the system, contributing to better corporate governance.  In April 2010, the board of directors approved a two-year term, which may be renewed once, for the Ombudsman Officer so as to ensure the officer’s independence in performing his duties.

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

We increased our employee numbers in 2010 due to the growth of our business.

The table below shows our employee numbers for the last three years:

	As of December 31,
	2010	2009	2008
Petrobras employees:
Parent company	57,498	55,802	55,199
Subsidiaries	15,101	13,150	12,266
Abroad	7,893	7,967	6,775
Total Petrobras Group	80,492	76,919	74,240

Parent company by level:
High school	36,235	35,741	35,490
College	20,564	19,317	18,868
Maritime employees	699	744	841
Total parent company	57,498	55,802	55,199

Parent company by region:
Southeastern Brazil	39,783	38,509	38,188
Northeastern Brazil	14,152	13,821	13,641
Other locations	3,563	3,472	3,370
Total parent company	57,498	55,802	55,199

The table below sets forth the main expenses related to our employees for the last three years:

	2010	2009	2008
	(U.S.$ million)
Salaries	6,814.0	5,115.2	4,957.8
Employee training	207.9	132.2	232.5
Profit-sharing distributions	960.7	748.7	732.2

We have had no major labor stoppages since 1995, and we consider our relations with our employees and the unions that represent our employees to be good.  Forty-five percent of our employees are members of the Oil Workers’ National Union and 44% of our maritime employees belong to the Maritime Employees’ Union.  We negotiate collective bargaining agreements annually with both unions.  These agreements are composed of social clauses, which are valid for two years, and economic clauses, which are valid for one year.  The latest agreements were signed in 2009 (with both economic and social clauses) and in 2010 (with only economic clauses).  Under this agreement, employees received a 4.49% cost of living increase, which reflects an increase in inflation in that period, as measured by the Índice Nacional de Preços ao Consumidor Amplo (IPCA), a 9.36% increase in the minimum pay scale, and a one-time payment of 100% of monthly remuneration.

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

The table below shows the benefits paid, contributions made, and outstanding Petros liabilities for 2010, 2009 and 2008:

	2010	2009	2008
	(U.S.$ million)
Total benefits paid	1,054	911	932
Total contributions	460	350	286
Petros liabilities(1)	6,259	4,788	2,054

(1)           The excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation.  The increase in these liabilities in 2010 was primarily due to the change of the discount rate from 6.6% per year in 2009 to 5.9% per year in 2010.  See Note 15.6 to our audited consolidated financial statements for the year ended December 31, 2010.

On August 9, 2002, the Petros Plan stopped admitting new participants and since 2003 we have been engaged in complex negotiations with representatives of the Oil Worker’s National Union to address the deficits of the plan and develop a supplementary pension plan.  We have also been subject to material legal proceedings in connection with the Petros Plan.  In August 2007, we approved new regulations for the Petros Plan and entered into an agreement with the Oil Worker’s National Union and other parties involved which will extinguish the existing lawsuits in connection with the Petros Plan.  The main changes introduced to the Petros Plan include: (i) salary increases of active employees will no longer be passed to retired employees, (ii) the benefits of participants of the plan will be adjusted according to the IPCA inflation index, and (iii) decreases in pensions provided by the government plan will not be supplemented by the Petros Plan.  We agreed to pay R$5.8 billion updated retroactively to December 31, 2006 by the consumer price index (IPCA) plus 6% per year, which will be paid in semi-annual installments with interest of 6% per year on the balance for the next 20 years, as previously agreed during the renegotiation.

On July 1, 2007, we implemented the Petros Plan 2, a variable contribution or mixed pension plan, for employees with no supplementary pension plan.  A portion of this plan with defined benefits characteristics includes risk coverage for disability and death, a guaranty of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method.  The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, is recognized in the results for the year as the contributions are made.  In 2010, the contribution of Petrobras and its subsidiaries to the defined contribution portion of this plan was U.S.$460 million.  The expenses and benefit obligations related to Petros Plan 2 were recorded according to ASC 715 Compensation – Retirement Benefits.

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

PifCo

With the exception of 55 employees of PEL and 51 employees of PSPL, PifCo’s personnel consist solely of our employees, and PifCo relies on us to provide all administrative functions.  In May 2008, PifCo and Petrobras entered into an agreement to share costs and expenditures related to PifCo’s use of Petrobras’ administrative resources.

Item 7.                  Major Shareholders and Related Party Transactions

Major Shareholders

Petrobras

Our capital stock is composed of common shares and preferred shares, all without par value.  On April 29, 2011, there were 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares.  These totals reflect the two-for-one split of our common and preferred shares, which became effective in Brazil as of April 28, 2008.

On May 11, 2007, our shareholders approved a four-for-two reverse capital stock split.  As a result of the stock split, the ratio of our common and preferred shares to ADRs changed to two shares to one ADR.  The stock split and change of ADR ratio became effective as of July 2, 2007.

Under the Brazilian Corporate Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares.  The Brazilian federal government is required by law to own at least a majority of our voting stock and currently owns 63.6% of our common shares, which are our only voting shares.  The Brazilian federal government does not have any special voting rights, other than the right to always elect a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our bylaws.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of April 29, 2011, by the Brazilian federal government, certain public sector entities and our officers and directors as a group.  We are not aware of any other shareholder owning more than 5% of our common shares.  The figures below give effect to our Global Public Offering of shares, concluded on October 1, 2010.

Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%

Brazilian federal government	4,128,415,722	55.47	222,998,740	3.98	4,351,414,462	33.36
BNDES	431,898,159	5.80	2,433,460	0.04	434,331,619	3.33
BNDES Participações S.A.—BNDESPar	173,400,392	2.33	1,341,348,766	23.95	1,514,749,158	11.61
Other Brazilian public sector entities	3,314,412	0.05	1,467,978	0.03	4,782,390	0.04
All directors and executive officers as a Group (15 persons)	26,544	0.00	128,344	0.00	154,888	0.00
Others	2,705,398,913	36.35	4,033,665,500	72.00	6,739,064,413	51.66
Total	7,442,454,142	100.00	5,602,042,788	100.00	13,044,496,930	100.00

As of April 29, 2011, approximately 28.26% of our preferred shares and approximately 21.52% of our common shares were held of record in the United States directly or in the form of ADSs.  As of April 29, 2011, we had approximately 791,720,153 record holders of preferred shares, or ADSs representing preferred shares, and approximately 801,010,162 record holders of common shares, or ADSs representing common shares, in the United States.  The ratio of our common and preferred share ADRs is two shares to one ADR.  This ratio was changed by the reverse stock split effective July 2, 2007.

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

Brazilian Federal Government

We have engaged, and expect to continue to engage, in numerous transactions in the ordinary course of business with our principal shareholder, the Brazilian federal government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A.  The above-mentioned transactions with Banco do Brasil had a negative net balance of U.S.$2,613 million as of December 31, 2010.  See Note 22 to our audited consolidated financial statements as of December 31, 2010.

As of December 31, 2010, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian federal government, our principal shareholder, of U.S.$493 million secured by a U.S.$53 million blocked deposit account.  See Note 22 to our audited consolidated financial statements as of December 31, 2010.

We also have restricted deposits made by us, which serve as collateral for legal proceedings involving the Brazilian federal government.  As of December 31, 2010, these deposits amounted to U.S.$1,480 million.  See Note 22 to our audited consolidated financial statements as of December 31, 2010.

In addition, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian federal government in Brazil.  This restriction does not apply to investment outside of Brazil.  As of December 31, 2010, the value of these marketable securities that has been directly acquired and held by us amounted to U.S.$18,665 million.  See Note 22 to our audited consolidated financial statements as of December 31, 2010.

For additional information regarding our principal transactions with related parties, see Note 22 to our audited consolidated financial statements as of December 31, 2010.

PifCo Related Party Transactions

As a result of being our wholly owned subsidiary, PifCo has numerous transactions with us and other affiliated companies in the ordinary course of business.  Prior to April 2010, PifCo engaged in crude oil and oil product purchases from international suppliers and resold crude oil and oil products in U.S. dollars to us on a deferred payment basis, at a price which represented a premium to compensate PifCo for its financing costs.  In April 2010, PifCo began selling crude oil and oil products to us under terms that allow payment in up to approximately 30 days, without a premium.  PifCo also purchases crude oil and oil products from us to hold in inventory and for sale outside Brazil.  Substantially all of PifCo’s revenues are generated by transactions with us.  Additionally, PifCo sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil.

Since PifCo’s inception there have been no, and there are no proposed, material transactions with any of PifCo’s officers and directors.  PifCo does not extend any loans to its officers and directors.

PifCo’s transactions with related parties resulted in the following balances in 2010 and 2009:

	December 31, 2010		December 31, 2009
	Assets	Liabilities	Assets	Liabilities
	(U.S.$ million)
Assets
Current:
Accounts receivable	5,891	—	15,986	—
Notes receivable(1)	2,636	—	1,213	—
Marketable securities	2,429	—	2,547	—
Exports prepayment	70	—	383	—
Others	3	—	4	—
Other non-current:
Marketable securities	2,729	—	2,490	—
Notes receivable	431	—	422	—
Exports prepayment	194	—	264	—
Liabilities
Current:
Trade accounts payable	—	2,169	—	1,685
Notes payable(1)	—	—	—	7,862
Other	—	1	—	3
Total	14,383	2,170	23,309	9,550
Current	11,029	2,170	20,133	9,550
Long-term	3,354	—	3,176	—

(1)                  PifCo’s notes receivable from and payable to us for the majority of the loans bear interest at LIBOR plus 3.0% per year.

PifCo’s principal transactions with related parties are as follows:

	Year Ended December 31,
	2010		2009		2008
	Income	Expense	Income	Expense	Income	Expense
	(U.S.$ million)
Sales of crude oil and oil products and services
Petróleo Brasileiro S.A. – Petrobras	10,784	—	10,139	—	19,040	—
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	4,529	—	3,401	—	2,023	—
Downstream Participações S.A. and its subsidiaries	1,739	—	2,080	—	2,709	—
Other	365	—	109	—	26	—
Purchases
Petróleo Brasileiro S.A. - Petrobras	—	(11,144)	—	(9,176)	—	(11,660)
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	—	(2,698)	—	(2,180)	—	(2,185)
Downstream Participações S.A. and its subsidiaries	—	(328)	—	(515)	—	(586)
Other	—	(57)	—	(28)	—	—
Selling, general and administrative expenses
Petróleo Brasileiro S.A. – Petrobras	—	(113)	—	(135)	—	(294)
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	—	(78)	—	(62)	—	(48)
Other	2	—
Financial income
Petróleo Brasileiro S.A. – Petrobras	482	—	1,301	—	1,470	—
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	84	—	132	—	93	—
Downstream Participações S.A. and its subsidiaries	—	—	30	—	57	—
Other	4	—	6	—	37	—
Financial expense
Petróleo Brasileiro S.A. – Petrobras	—	(107)	—	(937)	—	(1,319)
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	—	(5)	—	(28)	—	(31)
Other	—	—	—	—	—	(3)
Total	17,989	(14,530)	17,198	(13,061)	25,455	(16,126)

Item 8.                  Financial Information

Petrobras Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

PifCo Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Petrobras

We are currently subject to numerous proceedings relating to civil, criminal, administrative, environmental, labor and tax claims.  Several individual disputes described in further detail below account for a significant part of the total amount of claims against us.  Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings.  See Note 18 to our audited consolidated financial statements.  The table below sets forth our recorded financial provisions by type of claim:(1)

	Provisions as of December 31,
	2010	2009
	(U.S.$ million)

Labor claims	119	71
Tax claims	361	94
Civil claims	214	272
Commercial claims and other contingencies	66	63
Total	760	500

(1)                  Excludes provisions for contractual contingencies and tax assessments by the Instituto Nacional do Seguro Social, or INSS.

The amount accrued related to claims against Petrobras, the parent company, as of December 31, 2010, corresponded to approximately 33.5% of the total amount accrued by us related to claims against us and the amounts paid by us in respect of legal claims against Petrobras in the last five years averaged U.S.$386 million per year.  As of December 31, 2010, we estimate that the total amount of claims against us, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of the proceedings, was approximately U.S.$38.7 billion.

The most significant claims against us are summarized below:

Civil Claims

On November 23, 1992, Porto Seguro Imóveis Ltda., a minority shareholder of Petroquisa, filed a lawsuit on behalf of Petroquisa (a shareholder derivative suit) against us for alleged losses suffered as a result of the sale of Petroquisa’s interest in various petrochemical companies included in the National Privatization Program (Programa Nacional de Desestatização).  The plaintiff in the lawsuit requests that we, as controlling shareholder of Petroquisa, be compelled to reinstate the damages made to Petroquisa’s equity, since we approved the minimum sales price for the privatized companies.  An initial decision on January 14, 1997, held us liable to Petroquisa for damages in an amount equivalent to U.S.$3,406 million.  In addition, we were required to pay the plaintiff 5% of such amount as a premium, as well as attorney’s fees of 20% of such amount.  In 2006, we purchased all of the minority interests of Petroquisa, and we now own 100.0% of its share capital.  We appealed and prevailed in canceling the judgment, but a subsequent appellate decision on March 30, 2004, required Petrobras to indemnify Petroquisa and Porto Seguro for U.S.$2,359 million and U.S.$590 million, respectively (the latter representing 5% in premium and 20% in attorney’s fees).  There are ongoing proceedings in the STJ and in the STF, which are scheduled to be finalized in 2011 seeking to reverse the award.

If this award is not reversed, the indemnity estimated to Petroquisa, including monetary corrections and interest, would be U.S.$11,422 million.  However, because Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at U.S.$7,539 million will not require a disbursement by us.  We will also be required to pay U.S.$571 million to Porto Seguro and U.S.$2,284 million in attorney’s fees if the award is not reversed.  For more information on this claim, see Note 18(b) to our audited consolidated financial statements as of December 31, 2010.

In 1981, Kallium Mineração S.A. brought an action against Companhia de Pesquisa de Recursos Minerais—CPRM seeking an indemnification of approximately U.S.$450 million for the early termination of a contract for the exploration of a very large potassium salt mine in Sergipe.  CPRM terminated the contract when the Brazilian federal government, which had previously granted CPRM the right to develop an exploration project for the mine, cancelled the concession to CPRM and transferred it to Petromisa, our former subsidiary.  As a result, CPRM brought us and the Brazilian federal government into the proceedings as co-defendants.  In 1999, despite denying most of Kallium’s claims, the court required us to indemnify Kallium for their research and exploration costs, which correspond to approximately U.S.$1 million.  We and Kallium have appealed the decision and are awaiting a judgment.  The total damages amount that may be payable will be subject to monetary adjustment and to interest at 6% calculated as of the date of the filing of the lawsuit.  As of December 31, 2010, Petrobras’ maximum exposure in this matter, including monetary restatement, was R$196 million (U.S.$117 million).

Several individuals have filed a collective lawsuit (an ação popular) against us, Repsol-YPF and the Brazilian federal government seeking to unwind the 2001 exchange of certain of our operating assets in Brazil for some of YPF’s operating assets in Argentina.  The plaintiffs maintain that the assets exchanged were not properly valued and that, therefore, the transaction was not in our best interests.  In 2002, the court granted an injunction to the plaintiffs, which was then suspended by the Superior Court of Justice of Brazil.  The lawsuit was subsequently judged on the merits in our favor and the other parties appealed.  We are awaiting a final decision on the merits.

On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of crude oil into the bay.  We undertook action to control the spill in an effort to prevent the oil from threatening additional areas.  As a result of this spill, several individual damage lawsuits were filed by fishermen of the State of Rio de Janeiro, in an aggregate amount of approximately R$52 million.  In addition, the Federation of Fishermen of the State of Rio de Janeiro filed a lawsuit against us claiming damages of approximately R$537 million.  In 2002, the judge hearing this matter found that damages were due, but not in the amount claimed.  Both parties appealed this decision, and later in 2002, the Court of Appeals of the State of Rio de Janeiro denied the appeal filed by the plaintiff and dismissed numerous claims, including those of all fishermen who had already settled their claims against us, those who had already filed individual lawsuits against us, and certain others.  Further appeals (agravos de instrumento) by both sides presented in 2003, to the STJ and the STF, respectively, were denied.  On February 2, 2007, the judge who initially heard the case published a decision overturning the appellate court’s decision and partially accepting the court expert report that defined the period over which Guanabara Bay’s fish would be affected by the spill.  Given that the amount of damages for each fisherman affected is the same, this decision resulted in an aggregate amount of damages equal to R$1,102 million through December 2005 (without interest and monetary indexation after that date).  We appealed this decision and our appeal was denied in July 2007.  An appeal filed by the Federation of Fishermen of the State of Rio de Janeiro was granted and, as a result, the number of fishermen entitled to damages increased from 12,000 to 20,000.  We have appealed both of these decisions to the STJ.  In November 2009, the STJ granted our appeal to annul the decision from the judge who initially heard the case.  In November 2010, the case was returned to the Tribunal de Justiça do Rio de Janeiro for another judgment.  For more information on this claim, see Note 18(b) to our audited consolidated financial statements as of December 31, 2010.

For information on the legal proceeding related to our interest in the Pasadena Refining System and its trading company, see Item 4. “International—Other International Activities—North America."

Tax Claims

In June 2003, the State of Rio de Janeiro enacted a new tax law that imposed ICMS on our production activities.  The State of Rio de Janeiro has never enforced this law, and its constitutionality is being challenged in the STF.  In the event that the state government attempts to enforce this law and the courts uphold that enforcement, we estimate that the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase by approximately R$10.9 billion (U.S.$6.2 billion) per year.

In July 2005, the São Paulo state revenue service filed a tax assessment against us arguing that we should have paid ICMS tax on imports of natural gas from Bolívia. The lower administrative court upheld the tax assessment, and we filed an appeal of this administrative ruling that was rejected. We await the registration of the alleged outstanding amount of the tax assessment by the São Paulo state revenue service. We will then evaluate whether we will challenge the tax assessment in court and obtain an injunction to suspend the collection of the tax assessment until a final judicial ruling has been made. The maximum exposure for us relating to this tax assessment as of December 31, 2010, including monetary restatement, was R$1,025 million (U.S.$615 million). Based on the advice of our legal counsel, we have assessed the risk of loss to be possible.

In March 2009, the Rio de Janeiro revenue service filed two tax assessments against us arguing that we should have paid ICMS tax on LNG intercompany transfers. We filed appeals for both tax assessments in the administrative Taxpayers Council, and both appeals were rejected. We successfully obtained an injunction from the competent court to suspend our obligation to pay the ICMS tax assessments until a final judicial ruling has been made on the matter. The Rio de Janeiro state revenue service is now challenging our injunction. The maximum exposure for us for both tax assessments as of December 31, 2010, including monetary restatement, was R$2,088 million (U.S.$1,253 million). Based on the advice of our legal counsel, we have assessed the risk of loss to be possible.

In August 2009, the São Paulo revenue service filed two tax assessments against us alleging that (i) we should have not ceased to collect ICMS tax on the importation of a drilling rig, and (ii) that we did not comply with an accessory tax obligation. The lower administrative court upheld both tax assessments, and we filed an appeal on December 23, 2009. A judicial decision was rendered in our favor suspending our obligation to pay the ICMS tax component of the assessment, and we await a final administrative decision with respect to the alleged non-compliance with an accessory tax obligation. The maximum exposure for us with respect to the alleged non-compliance with an accessory tax obligation as of December 31, 2010, including monetary restatement, was R$1,734 million (U.S.$1,041 million). Based on the advice of our legal counsel, we have assessed the risk of loss to be possible.

On July 18, 2007, we were notified of a new ANP board resolution requiring payment of additional government participation charges retroactively to 1998.  This resolution, which annulled an earlier board resolution, determined that we should make an additional payment in the amount of approximately R$400 million (U.S.$230 million) for special government participation charges from the Marlim field.  In 2007, we filed suit to challenge the new method used by the ANP to calculate the special participation tax.  The lower court decided in favor of the ANP, and this decision was upheld by a regional federal court on September 30, 2009.  Petrobras subsequently appealed this decision to higher courts in Brasilia.  On October 23, 2009, we, the ANP and the State of Rio de Janeiro reached an agreement to resolve the dispute out of court.  The amount owed to the ANP for retroactive special participation from the Marlim field was fixed at R$2,065 million (U.S.$1,034 million) as of September 30, 2009, payable in eight consecutive monthly installments and adjusted by the benchmark SELIC rate.  We have paid the remaining installments related to this settlement in 2010, definitively resolving any and all legal and administrative actions relating to this matter.

In January 2004, the municipalities of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória, all of which are located in the State of Espírito Santo, filed tax assessments against us with administrative courts for our alleged failure to withhold service taxes (ISS tax assessments) on services provided to our offshore platforms. We withheld and paid the ISS taxes to the municipalities where the respective service providers are headquartered, in accordance with Complementary Law 116/03. In the tax assessments, we presented various administrative defenses with the aim of annulling the tax assessments, which defenses are currently being considered by the administrative courts, and we posted an insurance-backed guarantee of payment that has been accepted by the courts. The one proceeding that has been filed at the judicial level is a tax collection proceeding by the municipality of Itapemirim, for which we also posted an insurance-backed guarantee of payment. We are contesting this proceeding on the basis that we have paid the taxes in accordance with Complementary Law 116/03. The maximum exposure for us as of December 31, 2010, including monetary restatement, in the aggregate in connection with these tax assessments was R$1,446 million (U.S.$868 million). Based on the advice of our legal counsel, we have assessed the risk of loss to be possible.

We have been served with assessments by the Brazilian Revenue Service relating to a withholding tax (IRRF) that they claim should have been paid by us.  The assessments relate to payments we made to purchase oil we imported and to charter payments we made with respect to movable platform vessels.  On May 8, 2008, we filed suit concerning one of the tax assessments related to charter payments, and the court granted preliminary injunctive relief (tutela antecipada) suspending the withholding tax until a final judgment was reached. In February 2010, the court issued a final decision against the Brazilian Revenue Service, cancelling the tax assessment. The Brazilian Revenue Service is appealing the decision. On December 31, 2010, the total amount of these tax assessments corresponded to approximately R$5,419 million (approximately U.S.$3,252 million).  We have contested the assessment related to payments we made to purchase oil we imported, which is pending appeal at the administrative level. With respect to the assessment related to charter payments, our appeal at the administrative level has been denied and we plan to bring suit at the federal judicial level.

We sold imported naphtha for the production of petrochemical raw materials, as opposed to the production of gasoline or diesel.  In 2006, the Brazilian Revenue Service filed a tax assessment (auto de infração) against us for the payment of CIDE, an excise tax applied to the sale and import of crude oil, oil products and natural gas products, on the grounds that we did not prove that the naphtha was not used to produce gasoline or diesel.  As we have provided evidence that the naphtha was used solely in petrochemical activities, we believe these imports are not taxable.  The assessment is being reviewed, and we will continue to appeal at the federal administrative level and later at the federal judicial level, if necessary.  As of December 31, 2010, Petrobras’ maximum exposure in this matter, including monetary restatement, was R$2,196 million (U.S.$1,318 million).

Petrobras was obligated to sell its products to fuel distributors free of CIDE (an excise tax) due to judicial decisions obtained by the distributors against the federal government of Brazil.  The judicial decisions have been revoked, and in 2007, the Brazilian federal government commenced an administrative proceeding against us to recover unpaid CIDE.  We filed an appeal at the administrative level in light of the first unfavorable administrative decision.  As of December 31, 2010, Petrobras’ maximum exposure in this matter, including monetary restatement, was R$1.189 million (U.S.$714 million).

Environmental Claims

In the period between 2006 to 2010, we experienced several accidents which led to the following volumes of oil spilled each year: 176,388 gallons in 2010, 67,102 gallons in 2009, 115,179 gallons in 2008, 101,970 gallons in 2007 and 77,402 gallons in 2006.  In addition, in the years 2000 through 2002, we experienced accidents that resulted in several administrative, civil and criminal investigations and proceedings, some of which have not yet been concluded, and the most significant of which are specified below.  We cannot predict whether additional litigation will result from those accidents or whether any such additional proceedings would have a material adverse effect on us.  See Note 18(b) to our audited consolidated financial statements.

January 2000 spill—Guanabara Bay

On January 18, 2000, a pipeline connecting one of our terminals to a refinery in Guanabara Bay ruptured, causing a release of approximately 341,000 gallons of fuel oil into the bay.  We undertook action to control the spill in an effort to prevent the oil from threatening additional areas.  We have spent approximately R$104 million (U.S.$59 million) in connection with the clean-up efforts and fines imposed by the federal environmental protection agency (IBAMA) in connection with this spill, and are subject to several legal proceedings that remain pending as a result of this spill.

July 2000 spill—Curitiba

On July 16, 2000, the Santa-Catarina/Paraná pipeline ruptured at our President Getúlio Vargas refinery, located approximately 15 miles (24 kilometers) from Curitiba, capital of the State of Paraná.  Approximately 1.06 million gallons of crude oil spilled into the surrounding area.  We spent approximately R$74 million (U.S.$42 million) at the time on the clean-up effort and fines imposed by the State of Paraná authorities.  In addition, in relation to this spill:

•         IBAMA fined us R$168 million (U.S.$101 million), which we are contesting on the basis that we are being fined for the same infraction twice;

•         three public civil actions (ações civis públicas) have been filed against us, the most important of which was filed on January 1, 2001, by the Federal Public Prosecutor and the Paraná State Public Prosecutor seeking damages of approximately R$2,300 million (U.S.$1,437million).  Currently, this suit is awaiting the results of an expert examination (prova pericial); and

•         the Federal Public Ministry instituted a criminal action against us, our former chief executive officer and the former superintendent of the REPAR refinery.  This action has been dismissed with respect to our former chief executive officer and suspended, pending a decision on a petition for reconsideration filed by the Federal Public Ministry, with respect to us and the former superintendent of the REPAR refinery.

February 2001 spill—Rivers in the State of Paraná

On February 16, 2001, our Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled approximately 15,059 gallons of fuel oil into several rivers located in the State of Paraná.  Within four days, we cleaned the river surfaces, recovering approximately 13,738 gallons of fuel oil.  As a result of the accident:

•         the Instituto Ambiental do Paraná, or IAP, fined us R$150 million (U.S.$90 million), which was subsequently reduced to R$90 million (U.S.$54 million), which we are contesting on the basis that the IAP has failed to respond to our proposed remedy within the three-year period specified under such proposal; and

•         the Federal Public Ministry and the Paraná State Public Ministry filed class actions against us seeking approximately R$3,100 million (U.S.$1,937 million) in damages.  In addition, the IAP filed a class action against us seeking environmental damages of approximately R$150 million (U.S.$90 million).  These actions have been joined before the Federal Public Ministry in Paranaguá (Vara Federal de Paranaguá), and await a final decision.

March 2001 gas explosion and spill—Roncador field

On March 15, 2001, a gas explosion inside one of the columns of the P-36  production platform, located in the Roncador field (75 miles off the Brazilian coast) led to the death of 11 employees and eventual sinking of the platform.  The accident also caused 396,300 gallons of diesel fuel and oil to spill into the ocean.  As a result of the accident:

•         the Federal Public Ministry filed a lawsuit in 2002 seeking the payment of R$100 million as environmental damages, among other demands.  We have presented our defense to these claims and are awaiting a decision; and

•         IBAMA fined us approximately R$7 million.  We have challenged these fines through administrative proceedings, which fines were upheld by IBAMA.  We filed suit (ação anulatória) to annul both administrative proceedings.

October 2002 FPSO accident

On October 13, 2002, a power blackout in FPSO P-34, which is located in the Barracuda-Caratinga fields, affected the ship’s water balance system and causing the FPSO to roll.  Four days later, the stability of the ship had been restored, without casualties or spill of oil into the sea.  As a result of the investigation of this accident, several measures to prevent similar accidents were incorporated into our Programa de Excelência Operacional, or PEO (Operational Excellence Program).  In connection with the accident, we also executed a Termo de Ajustamento de Conduta (Agreement for Regularization of Conduct), or TAC, with IBAMA, agreeing to conduct certain actions in the Campos Basin to reduce the risk of environmental damage.  The Federal Public Ministry challenged the validity of the TAC in 2003 and attempted to prevent us from obtaining new licenses from IBAMA for our platforms located in the Campos Basin.  We obtained a favorable court decision, which was appealed by the Federal Public Ministry.  The Court decided the appeal partially in favor of the Federal Public Ministry.  In 2010, the Court upheld its decision to invalidate and strike out clause 10 of the TAC.  This clause establishes that during the term of the TAC, the Federal Public Ministry cannot impose any administrative sanctions on us relating to the purpose of the TAC.  The other clauses of the TAC remain valid and in full force and effect.

Campos Basin Drilling Operations

On February 3, 2006, IBAMA imposed a fine on us for our alleged breach of the August 11, 2004 TAC with IBAMA relating to drilling operations in the Campos Basin, in an adjusted amount of R$122.9 million (U.S.$74 million).  On December 1, 2010, we submitted a declaratory action contesting the validity of the fine imposed on us pursuant to an alleged breach of clause 3 of the TAC.

Pollution

On January 15, 1986, the Public Ministry of the State of São Paulo and the União dos Defensores da Terra (Union for Defense of the Earth), filed a public civil action against us and 23 other companies in the State Court of São Paulo for alleged damages caused by pollution.  The amount alleged in the initial pleading filed with the Court is equivalent to R$4,217 (U.S.$2,531), but it is difficult to estimate the actual damages that could be assessed by the Court.  The Public Ministry of the State of São Paulo has publicly stated that the amount of U.S.$800 million would ultimately be required to remedy the alleged environmental damage.  The Court has asserted the joint liability of the defendants and the discovery phase has yet to begin.

PifCo

There is no litigation or governmental proceeding pending or, to PifCo’s knowledge, threatened against PifCo’s or any of its subsidiaries that, if adversely determined, would have a significant effect on its financial position or profitability.

Dividend Distribution

Petrobras

The tables below describe our cash dividends for the last five fiscal years, including amounts paid in the form of interest on shareholders’ equity.

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(U.S.$ million)

Dividends paid to shareholders	5,254	7,627	4,343	3,860	3,144
Dividends paid to minority interests	45	85	404	143	69
	5,299	7,712	4,747	4,003	3,213

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

Item 9.                  The Offer and Listing

Petrobras

Trading Markets

Our shares and ADSs are listed or quoted on the following markets:

Common Shares	São Paulo Stock Exchange (BM&FBOVESPA)— São Paulo (ticker symbol PETR3); Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBR)

Preferred Shares	São Paulo Stock Exchange (BM&FBOVESPA)—São Paulo (ticker symbol PETR4); Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBRA)

Common ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBR)

Preferred ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBRA)

Common Shares	Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBR)

Preferred Shares	Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBRA)

Our common and preferred shares have been traded on the BM&FBOVESPA since 1968.  Our ADSs representing two common shares and our ADSs representing two preferred shares have been traded on the New York Stock Exchange since 2000 and 2001, respectively.  JPMorgan Chase Bank, N.A. serves as depositary for both the common and preferred ADSs.

Our common and preferred shares have been traded on the LATIBEX since 2002.  The LATIBEX is an electronic market created in 1999 by the Madrid Stock Exchange in order to enable trading of Latin American equity securities in euro denominations.

Our common and preferred shares have been traded on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) since April 27, 2006.

Share Price History

The following table sets forth trading information for our common shares and  preferred shares, as reported by the BM&FBOVESPA, and for our common and preferred ADSs, as reported by the New York Stock Exchange, for the periods indicated.

	Reais Per Common Share		Reais Per Preferred Share		U.S. Dollars Per Common ADS		U.S. Dollars Per Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2006	27.70	20.33	24.90	18.25	26.73	17.55	23.39	15.78
2007	52.50	22.43	44.20	20.09	58.81	21.13	49.83	18.88
2008	62.30	20.21	52.51	16.89	75.19	14.94	63.51	12.56
2009	45.10	27.45	39.79	23.06	53.01	23.01	46.91	19.48
2010	41.81	26.68	37.50	24.16	48.90	31.90	43.82	28.63
First quarter	41.81	35.80	37.50	31.52	48.91	38.20	43.83	33.76
Second quarter	40.59	30.39	36.08	26.55	46.34	32.88	41.22	28.63
Third quarter	33.90	29.10	29.43	25.45	38.68	32.81	33.61	28.95
Fourth quarter	30.60	26.68	27.53	24.16	37.84	31.90	34.17	28.63
November 2010	30.29	27.23	27.53	24.59	36.33	32.03	33.25	28.97
December 2010	30.55	27.69	27.29	25.00	37.84	33.26	34.17	30.06
2011:
First quarter	33.65	29.12	29.08	26.18	41.57	35.41	35.95	31.93
January 2011	31.47	29.35	27.90	26.67	38.43	35.41	34.09	32.37
February 2011	33.01	29.12	28.71	26.18	40.38	35.95	35.30	31.93
March 2011	33.65	31.80	29.08	27.78	41.57	38.64	35.95	33.64
April 2011	33.09	28.46	28.74	25.45	36.22	32.47	41.41	36.33

BM&FBOVESPA

The BM&FBOVESPA is less liquid than the New York Stock Exchange.  At December 31, 2010, the aggregate market capitalization of the 381 companies listed on the BM&FBOVESPA was approximately U.S.$1,542 billion and the ten largest companies represented approximately 55.45% of the total market capitalization of all listed companies.  All the outstanding shares of an exchange-listed company may trade on the BM&FBOVESPA, but in most cases, less than half of the listed shares are actually available for trading by the public.  The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.

Trading on the BM&FBOVESPA by a holder not deemed to be a resident of Brazil for Brazilian tax and regulatory purposes (a non-Brazilian holder) is subject to certain limitations under Brazilian foreign investment legislation.  With limited exceptions, non-Brazilian holders may only trade on the BM&FBOVESPA in accordance with the requirements of Resolution No. 2,689 of the CMN.  Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM.  In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets.  With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction.

PifCo

PifCo’s common stock is not registered and there is no trading market for it.  PifCo’s Senior Notes due 2011 are listed in the Luxembourg Stock Exchange.  PifCo’s Global Notes due 2016, 2018, 2019, 2020, 2021, 2040 and 2041 are registered on the New York Stock Exchange.  PifCo’s other debt securities have not been listed on any securities exchange.

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

Qualification of Directors

Brazilian law provides that only shareholders of a company may be appointed to its board of directors, but there is no minimum share ownership or residency requirement for qualification as a director.  Members of our board of executive officers must be Brazilian nationals and reside in Brazil.  In addition, Law No. 12,353, enacted on December 28, 2010, requires that public and mixed-capital companies in which the Brazilian federal government holds directly or indirectly a majority of the voting rights include as an additional director in their board of directors a representative elected by the company’s employees.  Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office.  Under our bylaws, shareholders set the aggregate compensation payable to directors and executive officers.  The board of directors allocates the compensation among its members and the executive officers.

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

Law No. 9,249 of December 26, 1995, as amended, provides for distribution of interest attributed to shareholders’ equity to shareholders as an alternative form of distribution.  Such interest is limited to the daily pro  rata variation of the TJLP interest rate, the Brazilian federal government’s long-term interest rate.

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

Pursuant to our bylaws, holders of preferred shares are entitled to minimum annual dividends equal to (i) 5% of their pro rata share of our paid-in capital, or (ii) 3% of the book value of their preferred shares, whichever is higher.  Holders of preferred shares participate equally with common shareholders in corporate capital increases obtained from the incorporation of reserves and profits.  To the extent that we declare dividends in any particular year in an amount that exceeds the minimum preferential dividends on preferred shares, holders of common shares and preferred shares will receive the same additional dividend amount per share.  Based on our equity capital at year-end 2010, the minimum preferential dividend that would have been payable to our preferred shareholders is approximately R$0.77 per preferred share (R$1.54 per preferred ADS), compared to the R$1.03 per preferred share (R$2.06 per preferred ADS) actually paid on our 2010 earnings.  Since 2000, our distributable income has always exceeded the minimum preferred dividend, so we have always distributed equal amounts to both our common and preferred shareholders during this period.

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

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the meeting.  However, in the case of a general meeting to amend our bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must participate in person.  If no such quorum is present, the board may call a second meeting giving at least eight calendar days notice prior to the scheduled meeting in accordance with the rules of publication described above.  The quorum requirements will not apply to the second meeting, subject to the voting requirements for certain matters described below.  Beginning in 2010, our shareholders may also register online to exercise their voting rights electronically in shareholders’ meetings.  In addition, our shareholders may also vote electronically in proxy contests (pedido público de procuração).  Electronic participation in shareholders’ meetings is not available to our ADR holders.

Voting Rights

Pursuant to the Brazilian Corporate Law and our bylaws, each of our common shares carries the right to vote at a general meeting of shareholders.  The Brazilian federal government is required by law to own at least a majority of our voting stock.  Pursuant to our bylaws, our preferred shares generally do not confer voting rights.

Holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:

•         amend our bylaws;

•         approve any capital increase;

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

Our bylaws provide that, independently from the exercise of the rights above granted to minority shareholders, through cumulative voting process, the Brazilian federal government always has the right to appoint the majority of our directors.

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

Dispute Resolution

Our bylaws provide for mandatory dispute resolution through arbitration, in accordance with the rules of the Câmara de Arbitragem do Mercado (Market Arbitration Chamber), with respect to any dispute regarding us, our shareholders, the officers, directors and Fiscal Council members and involving the provisions of the Brazilian Corporate Law, our bylaws, the rules of the CMN, the Central Bank of Brazil and the CVM or any other capital markets legislation, including the provisions of any agreement entered into by us with any stock exchange or over-the-counter entity registered with the CVM, relating to adoption of differentiated corporate governance practices.

However, decisions of the Brazilian federal government, as exercised through voting in any general shareholders’ meeting, are not subject to this arbitration proceeding, in accordance with Article 238 of the Brazilian Corporate Law.

Self-dealing Restrictions

Our principal shareholder, the Brazilian federal government, and the members of our board of directors, board of executive officers and Fiscal Council are required, in accordance with our bylaws, to:

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

However, the ability to convert dividend payments and proceeds from the sale of common or preferred shares or preemptive rights into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank of Brazil.  Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution No. 2,689 may buy and sell securities on the BM&FBOVESPA without obtaining a separate certificate of registration for each transaction.

In addition, Annex III to Resolution No. 1,289 of the CMN, as amended, known as Annex III Regulations, allows Brazilian companies to issue depositary receipts in foreign exchange markets.  We currently have an ADR program for our common and preferred shares duly registered with the CVM and the Central Bank of Brazil.  The proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign investment controls.

Transfer of Control

According to Brazilian law and our bylaws, the Brazilian federal government is required to own at least the majority of our voting shares.  Therefore, any change in our control would require a change in the applicable legislation.

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired or sold an interest corresponding to 5% of the total number of shares of any type or class must disclose its share ownership or divestment to the CVM and the BM&FBOVESPA.  In addition, a statement containing the required information must be published in the newspapers.  Any subsequent increase or decrease by 5% or more in ownership of shares of any type or class must be similarly disclosed.

Memorandum and Articles of Association of PifCo

Register

PifCo is an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law, as amended, with company registration number 76600. PifCo registered and filed its Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997.  The company adopted an Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on May 7, 2007, and adopted a further Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on February 23, 2008.  PifCo was initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of PifCo’s shareholder to Petrobras International Finance Company on September 25, 1997.  The last amendment to PifCo’s Memorandum and Articles of Association occurred on February 23, 2008, to amend the stated objects and purposes of PifCo.

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

Rights and Obligations of Shareholders

Dividends

PifCo’s shareholder may declare dividends in a general meeting but the dividends cannot exceed the amount recommended by the directors.  The directors may pay the shareholder interim dividends and may, before recommending any dividend, set aside reserves out of profits.  The directors can invest these reserves in their discretion or employ them in PifCo’s business.

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

Redemption

PifCo may issue shares, which are redeemable by PifCo or by its shareholder, on such terms and in such manner as the directors may determine before the issuance of such shares.  PifCo may repurchase its own shares on such terms and in such manner as the directors may determine and agree with the relevant shareholder.

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

Material Contracts

Petrobras

Assignment Agreement (Cessão Onerosa )

On September 3, 2010, we entered into an agreement with the Brazilian federal government, under which the government assigned to us the right to conduct activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. The Assignment Agreement was entered into pursuant to specific provisions of Law No. 12,276. The draft of the Assignment Agreement was approved by our Board of Directors on September 1, 2010 and by the CNPE on September 1, 2010, following a negotiation between us and the Brazilian federal government based on independent experts reports obtained by us and the ANP according to a valuation procedure as required by Law No. 12,276.

Basic Terms

Purpose.  Under the Assignment Agreement, we paid an initial contract price for the right to conduct activities of exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. Although the Assignment Agreement grants certain rights to us that are similar to those of a concession, the Assignment Agreement is a specific regime for exploration and production, not a concession under Brazilian law.

Area Covered.  The Assignment Agreement covers six firm blocks plus one contingent block, located in the pre-salt areas and identified in the Assignment Agreement. These blocks are located in the Santos Basin and have expected geological characteristics similar to the discoveries made elsewhere in the pre-salt area.

Supervision and Inspection.  The ANP has regulatory authority and inspection rights over our activities in the areas subject to the Assignment Agreement, as well as over our compliance with the Assignment Agreement.

Costs and Risks.  All our exploration, development and production activities under the Assignment Agreement will be conducted at our expense and at our risk.

Price

The initial contract price for our rights under the Assignment Agreement was R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010. As provided by Law No. 12,276, the contract price was determined by negotiation between us and the Brazilian federal government, based on the reports of independent experts obtained by us and by the ANP, which took into consideration a number of factors, including market conditions, current oil prices and industry costs.

We have used part of the proceeds of our sale of shares in the global offering for the payment of the initial contract price, including the use of LFTs we received from the Brazilian federal government in the global offering. The LFTs were valued at the same price at which they were valued for purposes of the global offering.

The Assignment Agreement sets forth the initial prices and volumes for each block, as follows:

	INITIAL EVALUATIONS
	Volume	Price	Value
	(million of boe)	(U.S.$/boe)	(U.S.$)

Block 1 Florim	467	9.0094	4,207,389,800
Block 2 Franco	3,058	9.0400	27,644,320,000
Block 3 Guará South	319	7.9427	2,533,721,300
Block 4 Surrounding Iara	600	5.8157	3,489,420,000
Block 5 Tupi South	128	7.8531	1,005,196,800
Block 6 Tupi Northeast	428	8.5357	3,653,279,600
Block 7 (contingent block) Peroba	—	—	—
Initial Contract Price of the Assignment Agreement			42,533,327,500

Duration

The term of the Assignment Agreement is 40 years, which may be extended for an additional five years, upon our request, in cases of (i) force majeure, (ii) delay in obtaining applicable environmental licenses, provided that such delay is attributable only to the relevant environmental authority, (iii) suspension of the activities by determination of the ANP, or (iv) changes in the geological conditions forecast for each area. The extension will only apply to areas in which the ANP identifies the occurrence of one of the events specified above. The ANP will take into account the period of time of the delay occurred to determine the length of the extension, subject to the five-year limit indicated above. In addition, the duration of the Assignment Agreement is subject to the revision process.

Contingent Area

We may request that the Brazilian federal government grant us the right to perform the activities set forth in the mandatory exploration program in the contingent block within four years from the date of the Assignment Agreement, and provided that it is proved, based on oil and gas industry best practices, that the total volume recoverable in the other blocks is less than the maximum volume initially provided by the Assignment Agreement.

The activities set forth in the mandatory exploration program for the contingent block must be performed within the term of the exploration phase. At any time, in case we or the Brazilian federal government identify the possibility of producing the maximum volume initially provided for in the Assignment Agreement in the other blocks, we will be required to return the contingent block to the Brazilian federal government immediately.

Revision

The Assignment Agreement is subject to a revision process. We will notify the Brazilian federal government and the ANP ten months before the date expected for the declaration of commerciality of each area covered by the agreement, in order to initiate the revision process, which will begin immediately after the declaration of commerciality of each field in each of the blocks. The revision process will be concluded when we issue our last declaration of commerciality, based on each area’s revised prices and volumes, for all the areas subject to the Assignment Agreement. The contingent area will also be subject to the revision process.

The conclusion of the revision process may result in the renegotiation of the contract price, the maximum production volume of five billion barrels of oil equivalent, the duration, and the minimum levels of goods and services to be acquired from Brazilian providers.

If the revised contract price is higher than the initial contract price, we may agree with the Brazilian federal government on one or more of the following payment options: (i) a payment to be made by us, in cash or LFTs, to the Brazilian federal government in an amount equal to the difference between the revised contract price (resulting from the revision process) and the initial contract price; or (ii) a reduction in the maximum production volume of five billion barrels of oil equivalent, where we may agree to return one or more of the areas covered by the Assignment Agreement. If the revised contract price is lower than the initial contract price, then the Brazilian federal government will pay us in cash, LFTs, securities issued by us or through other means agreed between us, the difference between the revised contract price and the initial contract price. In either case, the difference between the revised contract price and the initial contract price in U.S. dollars will be converted into Brazilian reais, based on the average PTAX exchange rate for the purchase of U.S. dollars published by the Central Bank of Brazil for the 30 days preceding the revision of each area and will be adjusted by the interest rate of the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia), or the SELIC rate, until the payment date. Payments must be made within three years of the completion of the revision process.

The revision process will be based on reports of independent experts to be engaged by us and by the ANP. The following factors will be considered in the revision process: Reference Date:  the date of the reports obtained by us and the ANP for purposes of negotiating the initial contract price;

•         Discount Rate:  a discount rate of 8.83% per year;

•         Oil Reference Price:  will be equal to the average trading price of the month preceding the revision date (Crude Light West Texas Intermediate — WTI), in U.S.$/barrel, as published by the New York Mercantile Exchange, the NYMEX, under the code “CL,” for the futures contract of eighteenth maturity, minus the differential in relation to Brent crude oil. The Brent crude oil differential (the price of WTI minus the Brent price) shall be calculated using yearly averages of monthly projections as specified in the most recently published reports of the Pira Energy Group (available on their website for a fee) for the year following the revision, or, if not available, a comparable forecast published by an international entity renowned for its technical competence in the oil and natural gas industry. For each area under the Assignment Agreement, the calculation of the differential of the price of barrel of oil equivalent applicable to each area in relation to Brent crude oil shall be based on the most recent fluid characterization data available as of the revision date, and shall be conducted in accordance with the methodology specified in the ANP Ordinance No. 206/2000.

•         Natural Gas Reference Price in U.S.$/MMBtu:  the natural gas reference price equals the price in the reference market (PMR) minus installments in connection with transportation fees (TTr), processing fees (TP), transfer fees (TT) and sales expenses (DC), according to the following formula: PRGN = PMR - (TTr + TP + TT + DC), where:

o    The price in the reference market (PMR) in U.S.$/MMBtu is the average sale price of domestic natural gas in the twelve months preceding the revision date, weighed per volume, consistent with our practices of firm commitments to the non-thermoelectric market in the states of Rio de Janeiro and São Paulo.

o    Transportation fees (TTr) in U.S.$/MMBtu are contractual fees of gas pipelines used to transport natural gas between our processing plants and the delivery points, as follows: TTr = ∑ TTr (n) , where TTr (n) equals the transportation fees of gas pipeline n.

o    The processing fees (TP) in U.S.$/MMBtu are based on the cost of processing pre-salt natural gas, in our Cabiúnas terminal in Macaé, State of Rio de Janeiro, taking into account the revenues from the commercialization of liquid hydrocarbons which will result from the processing of natural gas.

o    The transfer fees (TT) in U.S.$/MMBtu are based on the cost of transferring natural gas from the pre-salt areas from our production units to the Cabiúnas terminal.

o    Sales Expenses (DC) in U.S.$/MMBtu correspond to the costs incurred in the commercialization of natural gas, which include, among others, the preparation and management of natural gas commercialization contracts, logistics costs of supplying natural gas and invoicing costs.

o    Calculations of the processing and transfer fees will be based on audited information we have available for equivalent projects involving processing and transfer of pre-salt natural gas. Calculations of sales expenses will be based on audited information we have available regarding natural gas commercialization.

•         Tax:  Applicable taxes will be the Brazilian taxes applicable to fields under the Assignment Agreement, in force at the revision period;

•         Cost:

o    For operations between the date of the execution of the Assignment Agreement and the revision date, the cost shall be the effective cost incurred by us, in U.S.$, separately for each area under the Assignment Agreement, provided they have been audited and are consistent with common market practices.

o    Investments and operational costs, and additional future costs will be estimated according to best practices in the oil industry, taking into consideration the operational environment, and based on the market prices practiced for each good or service at the revision date.

o    Lease and rent:  in case lease and rent are applicable, they will be considered according to best practices in the oil industry, for production assets including, but not limited to, production units and underwater equipment. Lease and rent payments will be estimated based on daily lease rates of recent lease or rental contracts of Stationary Production Units that have an equivalent market value (CAPEX). Any taxes due pursuant to the remittance of lease and rent payments will be added to the lease and rent payments.

o    Investment costs, operating costs and additional expenses will be calculated in U.S. dollars; and

•         Exchange Rate:  the exchange rate to be applied in the conversions from U.S. dollars to Brazilian reais  will be the average PTAX exchange rate for the purchase of U.S. dollars (calculated by the Brazilian Central Bank) for the 30 days immediately preceding the payment.

Phases

Our performance under the Assignment Agreement is divided into two phases:

•         Exploration phase.  This phase comprises the appraisal for purposes of determining the commerciality of any discoveries of oil, natural gas and other fluid hydrocarbons. The exploration phase began as of the date of the execution of the Assignment Agreement and will end upon the declaration of commerciality of each respective reservoir discovered in each area covered by the Assignment Agreement. We will have four years, which may be extended for an additional two-year period, to comply with the mandatory working program and other ANP-approved activities as set forth in the Assignment Agreement. If we discover oil and decide to appraise such discovery, we must issue a notice of discovery to the ANP. Upon completion of the mandatory working program in each block, we may notify the ANP in writing that we are ending the exploration phase by issuing a declaration of commerciality of each reservoir discovered within a given block or that there have been no discoveries which would justify the development of a given block.

•         Production Phase.  The production phase begins as of the date of delivery of the declaration of commerciality by us to the ANP, and it lasts until the termination of the Assignment Agreement. It comprises a development period, during which we will carry out activities pursuant to a development plan approved by the ANP. Following the development period, we may start production pursuant to a notification to the ANP.

Mandatory Exploration Program

During the exploration phase, we are required to perform a mandatory working program, as specified in an annex to the Assignment Agreement. We may perform other activities outside the scope of the mandatory working program, provided that such activities are approved by the ANP.

The ANP will impose fines on us for delays in the performance of the mandatory exploration program. If the delay is less than24 months, the fine will correspond to the amount of such non-performed activities, proportional to the number of outstanding days. If the delay is greater than 24 months, then the fine will be equal to twice the amount of the activities of the mandatory exploration program for the relevant block.

Reallocation of Volumes

The Brazilian federal government and we may negotiate the reallocation of the volume of oil and natural gas originally assigned for each block, observing the price per barrel of oil equivalent applicable to each area, in the following scenarios: (i) the relevant environmental authority does not grant a permanent license for the performance of oil and natural gas exploration and production activities in a certain block or field, or (ii) the production of the volume allotted for any block is not feasible under petroleum industry best practices due to the geological features of the reservoirs, observing the economic parameters established in the revision process (as discussed below).

Once reallocations are completed, the number of barrels of oil equivalent to be produced in the new block will equal the multiplication of (i) the number of barrels of oil equivalent that were reallocated from the original block to the new block and (ii) the value of the barrel of oil equivalent in the original block, to be divided by the value of the barrel of oil equivalent in the new block.

If it is not possible to reallocate all of the volumes of oil and natural gas not produced by us, the reallocation procedure will be performed in part, and the Brazilian federal government will pay us the amount resulting from the multiplication of the volume not subject to the reallocation by the value of the barrel in the block to which the reallocation has been made.  This dollar amount will be converted to reais  using the average PTAX exchange rate for the purchase of U.S. dollars for the 30 days preceding the date of the reallocation process of such block, and adjusted by the SELIC rate during the period between the date of the reallocation process of such block and the date of payment by the Brazilian federal government.

If it is determined that it is not possible to reallocate any volumes of oil, natural gas and other hydrocarbons fluids as described above, the Brazilian federal government will reimburse us for an amount equivalent to total volume of barrels of oil equivalent that was not produced multiplied by the dollar price of barrel of oil equivalent applicable to the relevant block, converted in reais  using the average PTAX exchange rate for the purchase of U.S. dollars for the 30 days preceding the date of the reallocation process, and adjusted by the SELIC rate from the date of the reallocation process of such block to the date of payment by the Brazilian federal government.

The manner and terms of payment of the reimbursement in either case will be negotiated by us and the Brazilian federal government. Payments will be made no later than three years after the conclusion of the reallocation process.

Unitization

A reservoir covered by a block assigned to us in the Assignment Agreement may extend to adjacent areas outside such block. In such case, we must notify the ANP immediately after identifying the extension and we will be prevented from performing the exploration and production activities within such block, until we have negotiated an unitization agreement with the third-party concessionaire or contractor under a different exploration and production regime who has rights over such adjacent areas.  The ANP will inform such third-party that we should negotiate an “Unitization Agreement.” If the adjacent area is not licensed, the Brazilian federal government shall indicate a representative to negotiate with us.

If the parties are unable to reach an agreement within a deadline established by the ANP, the agency will determine the terms and obligations related to such unitization, on the basis of an expert report, and will also notify us and the third-party or the Brazilian federal government representative, as applicable, of such determination. Until the unitization agreement is approved by the ANP, operations for the development and production of such reservoir must remain suspended, unless otherwise authorized by the ANP. Our refusal to execute the unitization agreement will imply the return to the Brazilian federal government of the area subject to the unitization process.

Licenses, Authorizations and Permissions

We are required to obtain all licenses, authorizations, permissions and rights required by applicable law, as determined by the relevant authorities or based on rights of third parties whether or not contemplated in the Assignment Agreement, that may be necessary to perform our operations under the Assignment Agreement.

Environmental

We are required to preserve the environment and protect the ecosystem in the area subject to the Assignment Agreement, to avoid damages and losses to the fauna, flora and natural resources, and we will be liable for all damages arising from our operations, including for any recovery measures in the case of damage to the environment.

Brazilian Content

The Assignment Agreement requires us to acquire a minimum level of goods and services from Brazilian providers and to provide equal conditions for such providers to compete with foreign companies for the sale of goods and services. The minimum Brazilian content requirement is listed in the Assignment Agreement and specifies certain equipment, goods and services, as well as different levels of content requirement in accordance with the different phases and periods of the Assignment Agreement. The Brazilian content threshold is 37% for the exploration phase. For the development period, it is (i) 55% for the development periods beginning production by 2016, (ii) 58% for the development periods beginning production between 2017 and 2019, and (iii) 65% for the development periods beginning production as of 2020. Despite the minimum percentages set forth for each development period timeframes, the average global percentage of Brazilian content in the development period shall be at least 65%. If we fail to comply with the Brazilian content obligations, we may be subject to specific fines imposed by the ANP.

Royalties and expenses with Research and Development

Once we begin commercial production in each field, we will be required to pay monthly royalties in an amount equal to 10% of the oil and natural gas production. We are also required to invest 0.5% of our yearly gross revenues from oil, natural gas and other fluid hydrocarbons production under the Assignment Agreement in research and development activities related to energy and environmental issues being conducted in universities and national research and technical development institutions, public or private, previously registered with the ANP for this purpose.

Miscellaneous Provisions

•         We shall not assign our rights under the Assignment Agreement.

•         Any breach of the Assignment Agreement or of any regulations of the ANP caused by us may lead to administrative sanctions and fines to be imposed by the ANP, in accordance with applicable legislation and the terms of this Assignment Agreement, and respecting the due process of law.

•         If our breach of the Assignment Agreement is considered by the ANP not to be significant, intentional, or a result of negligence, imprudence or recklessness, or it is proved that we worked diligently to curing such breach, the ANP may, instead of terminating the Assignment Agreement, apply the sanctions mentioned above.

•         The Assignment Agreement shall terminate upon (i) the production of the maximum volume of barrels of oil equivalent as specified in the Assignment Agreement, (ii) the expiration of the term, or (iii) upon the request of the ANP, if we fail to observe the cure period established by the ANP in connection with the breach of an obligation that proves relevant for the continuation of operations in each block. Such cure period may not be less than 90 days, except in cases of extreme emergency.

•         The Brazilian federal government and we will only be excused from the performance of the activities set forth in the Assignment Agreement in cases of force majeure, which includes, among others, delays in the obtaining an environmental license, provided that such delay is attributable only to the relevant environmental authority.

•         The Assignment Agreement is subject to Brazilian law.

•         The Brazilian federal government and we will use our best efforts to settle any disputes amicably. If we are unable to do so, we may submit such dispute for arbitral review by the Brazilian Federal Attorney’s Office (Advocacia-Geral da União Federal), which may rely on independent experts to address technical matters, or initiate a legal proceeding at the Federal Court located in Brasília, Brazil.

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

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil may be subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investments be registered with the Central Bank of Brazil.  If any restrictions are imposed on the remittance of foreign capital abroad, they could hinder or prevent Companhia Brasileira de liquidação e Custódia, or CBLC, as custodian for the common and preferred shares represented by the ADSs, or registered holders who have exchanged ADSs for common shares or preferred shares, from converting dividends, distributions or the proceeds from any sale of such common shares or preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad.

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

Holders of ADSs who have not registered their investment with the Central Bank of Brazil could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

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

Brazilian Tax Considerations

General

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred or common shares or ADSs, as the case may be, by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation, also called a non-Brazilian holder.

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

Taxation of Dividends

Dividends paid by us, including stock dividends and other dividends paid in property to the depositary in respect of the ADSs, or to a non-Brazilian holder in respect of the preferred or common shares, are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

We must pay to our shareholders (including non-Brazilian holders of common or preferred shares or ADSs) interest on the amount of dividends payable to them, at the SELIC rate, from the end of each fiscal year through the date of effective payment of those dividends. These interest payments are considered as fixed-yield income and are subject to withholding income tax at varying rates depending on the length of period of interest accrual. The tax rate varies from 15%, in case of interest accrued for a period greater than 720 days, 17.5% in case of interest accrued for a period between 361 and 720 days, 20% in case of interest accrued for a period between 181 and 360 days, and to 22.5%, in case of interest accrued for a period up to 180 days. However, the withholding income tax is reduced to 15% in the case of a non-Brazilian holder of ADSs or common or preferred shares investing under Resolution No. 2,689 who is not resident or domiciled in a country or other jurisdiction that does not impose income tax or imposes it at a maximum income tax rate lower than 20% (a Low or Nil Tax Jurisdiction) or, based on the position of the Brazilian tax authorities, a country or other jurisdiction where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to shareholders (the Non-Transparency Rule).  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”

Taxation on Interest on Shareholders’ Equity

Any payment of interest on shareholders’ equity to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. See “— Memorandum and Articles of Incorporation of Petrobras — Payment of Dividends and Interest on Shareholders’ Equity.” In the case of non-Brazilian residents that are resident in a Low or Nil Tax Jurisdiction (including in the view of Brazilian authorities the jurisdictions to which the Non-Transparency Rule applies), the applicable withholding income tax rate is 25%.  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”  The payment of interest at the SELIC rate that is applicable to payments of dividends applies equally to payments of interest on shareholders’ equity. The determination of whether or not we will make distributions in the form of interest on shareholders’ equity or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

Taxation of Gains

For purposes of Brazilian taxation on capital gains, two types of non-Brazilian holders have to be considered: (i) non-Brazilian holders of ADSs, preferred shares or common shares that are not resident or domiciled in a Low or Nil Tax Jurisdiction, and that, in the case of preferred or common shares have registered before the Central Bank of Brazil and the CVM in accordance with Resolution No. 2,689; and (ii) any other non-Brazilian holder, including non-Brazilian holders who invest in Brazil not in accordance with Resolution No. 2,689 (including registration under Law No. 4,131 of 1962) and who are resident or domiciled in a Low or Nil Tax Jurisdiction.  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”

According to Law No. 10,833, dated December 29, 2003, capital gains realized on the disposition of assets located in Brazil by non-Brazilian holders, whether or not to other non-residents and whether made outside or within Brazil, may be subject to taxation in Brazil. With respect to the disposition of common or preferred shares, as they are assets located in Brazil, the non-Brazilian holder may be subject to income tax on any gains realized, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident. We understand the ADSs do not fall within the definition of assets located in Brazil for the purposes of this law, but there is still neither pronunciation from tax authorities nor judicial court rulings in this respect. Therefore, we are unable to predict whether such understanding will prevail in the courts of Brazil.

Although there are grounds to sustain otherwise, the deposit of preferred or common shares in exchange for ADSs may be subject to Brazilian taxation on capital gains if the acquisition cost of the preferred or common shares is lower than: (i) the average price per preferred or common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (ii) if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of the preferred or common shares calculated as above, will be considered a capital gain.

The difference between the acquisition cost and the average price of the preferred or common shares calculated as described above will be considered to be a capital gain realized that is subject to taxation as described below. There are grounds to sustain that such taxation is not applicable with respect to non-Brazilian holders registered under the rules of Resolution No. 2,689 and not resident or domiciled in a Low or Nil Tax Jurisdiction.

The withdrawal of ADSs in exchange for preferred or common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on receipt of the underlying preferred or common shares, the non-Brazilian holder complies with the registration procedure with the Central Bank of Brazil as described below in “Registered Capital.”

Capital gains realized by a non-Brazilian holder on a sale or disposition of preferred or common shares carried out on a Brazilian stock exchange (which includes transactions carried out on the organized over-the-counter market) are:

•         exempt from income tax when the non-Brazilian holder (i) has registered its investment in accordance with Resolution No. 2,689 and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or

•         in all other cases, including a case of capital gains realized by a non-Brazilian holder that is not registered in accordance with Resolution No. 2,689 and/or is resident or domiciled in a Low or Nil Tax Jurisdiction, subject to income tax at a 15% rate. In these cases, a withholding income tax at a rate of 0.005% of the sale value is levied on the transaction which can be offset against the eventual income tax due on the capital gain.

Any capital gains realized on a disposition of preferred or common shares that is carried out outside the Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in case of gains realized by a non-Brazilian holder that is domiciled or resident in a Low or Nil Tax Jurisdiction or a jurisdiction to which the Non-Transparency Rule applies. In this last case, for the capital gains related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% will also apply and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of preferred or common shares or ADSs or a capital reduction made by us, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the preferred or common shares or ADSs redeemed or reduced is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore generally subject to income tax at the rate of 15% or 25%, as the case may be.  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”

Any exercise of preemptive rights relating to the preferred or common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred or common shares.

No assurance can be made that the current preferential treatment of non-Brazilian holders of the ADSs and some non-Brazilian holders of the preferred or common shares under Resolution No. 2,689 will continue to apply in the future.

Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction

Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at the rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction which does not impose any income tax or which imposes such tax at a maximum rate lower than 20%. Under certain circumstances, the Non-Transparency Rule is also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction. In addition, Law No. 11,727 of June 23, 2008 introduced the concept of a “privileged tax regime”, which is defined as a tax regime which (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or other jurisdiction or (b) contingent on the non-exercise of a substantial economic activity in the country or other jurisdiction; or (iii) does not tax or that taxes foreign source income at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. We believe that the best interpretation of Law No. 11,727/08 is that the new concept of a “privileged tax regime” will apply solely for purposes of the transfer pricing rules in export and import transactions and the thin capitalization rules and, would therefore generally not have an impact on the taxation of a non-Brazilian holder of preferred or common shares or ADSs, as discussed herein. However, we are unable to ascertain whether the privileged tax regime concept will also apply in the context of the rules applicable to Low or Nil Tax Jurisdictions, although the Brazilian tax authorities appear to agree with our position, in view of the provisions of the recently introduced Normative Ruling No. 1,037 of June 4, 2010.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Brazilian law imposes the IOF/Exchange on the conversion of reais  into foreign currency and on the conversion of foreign currency into reais.  Currently, for most foreign currency exchange transactions, the rate of IOF/Exchange is 0.38%. However, transactions in respect of investments carried out in the Brazilian financial and capital markets, including those made by a non-Brazilian holder in accordance with Resolution No. 2,689, are currently subject to the IOF/Exchange at a rate of (a) 2% for the inflow of funds (including with respect to simultaneous foreign exchange transactions upon the cancellation of depositary receipts on or after January 1, 2011 and destined for investments in equity securities traded on a stock exchange) and (b) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. In any case, the Brazilian Executive Branch may increase such rates at any time, up to 25%, but not with retroactive effect.

Taxation on Bonds and Securities Transactions (IOF/Bonds)

Brazilian law imposes IOF/Bonds on transactions involving equity securities, bonds and other securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. However, the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but the tax cannot be applied retroactively. The deposit of preferred or common shares for issuance of ADSs is subject to IOF/Bonds at a rate of 1.5%.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes which are levied by certain states of Brazil on gifts made or inheritances bestowed by a non-Brazilian holder to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred or common shares or ADSs.

Registered Capital

The amount of an investment in preferred or common shares held by a non-Brazilian holder who obtains registration under Resolution No. 2,689, or by the depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered being called registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred or common shares.  The registered capital for each preferred or common share purchased as part of the international offering or purchased in Brazil after the date hereof, and deposited with the depositary will be equal to its purchase price (in U.S. dollars).  The registered capital for a preferred or common share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of:

(a)   the average price of a preferred or common share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of withdrawal; or

(b)   if no preferred or common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares were sold in the 15 trading sessions immediately preceding such withdrawal.

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

U.S. Federal Income Tax Considerations

This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of common or preferred shares or ADSs, based on the U.S. Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service (IRS), and court decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of common or preferred shares or ADSs. This summary applies only to purchasers of common or preferred shares or ADSs who hold the common or preferred shares or ADSs as “capital assets” (generally, property held for investment), and does not apply to special classes of holders such as dealers or traders in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, partnerships or partners therein, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common or preferred shares or ADSs on a mark-to-market basis, persons that enter into a constructive sale transaction with respect to common or preferred shares or ADSs, and persons holding common or preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

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

In this discussion, references to ADSs refer to ADSs with respect to both common and preferred shares, and references to a “U.S. Holder” are to a holder of an ADS that is:

•         an individual who is a citizen or resident of the United States;

•         a corporation organized under the laws of the United States, any state thereof, or the District of Columbia; or

•         otherwise subject to U.S. federal income taxation on a net basis with respect to the shares or the ADS.

Taxation of Distributions

A U.S. Holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property we distribute as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian, or by the U.S. Holder in the case of a holder of common or preferred shares. The amount of any distribution will include distributions characterized as interest on shareholders’ equity and the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais  will be measured by reference to the exchange rate for converting reais  into U.S. dollars in effect on the date the distribution is received by the custodian, or by a U.S. Holder in the case of a holder of common or preferred shares. If the custodian, or U.S. Holder in the case of a holder of common or preferred shares, does not convert such reais  into U.S. dollars on the date it receives them, it is possible that the U.S. Holder will recognize foreign currency loss or gain, which would be U.S. source ordinary loss or gain, when the reais  are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder prior to January 1, 2013, with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” as defined for U.S. federal income tax purposes (a PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it should not be treated as a PFIC for U.S. federal income tax purposes with respect to its 2010 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2011 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company would be able to comply with these procedures. U.S. Holders of our ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

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

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share or an ADS, unless:

•         such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or

•         such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The payment of dividends on, and proceeds from the sale or other disposition of, the ADSs or common or preferred shares to a U.S. Holder within the United States (or through certain U.S. related financial intermediaries) will generally be subject to information reporting unless the U.S. Holder is a corporation or other exempt recipient. Such dividends and proceeds may be subject to backup withholding unless the U.S. Holder (i) is an exempt recipient, or (ii) timely provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, so long as the required information is properly furnished to the IRS.

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

Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil, or a “Non-resident,” is taxed in Brazil only when income is derived from Brazilian sources or when the transaction giving rise to such earnings involves assets in Brazil.  Therefore, any gains or interest (including original issue discount), fees, commissions, expenses and any other income paid by PifCo in respect of the notes issued by it in favor of Non-resident holders are not subject to Brazilian taxes.

Interest, fees, commissions, expenses and any other income payable by Petrobras as guarantor resident in Brazil to a Non-resident are generally subject to income tax withheld at source.  The rate of withholding income tax in respect of interest payments is generally 15%, unless (i) the holder of the notes is resident or domiciled in a “tax haven jurisdiction” (that is deemed to be a country or jurisdiction which does not impose any tax on income or which imposes such tax at a maximum effective rate lower than 20% or where the local legislation imposes restrictions on disclosing the identities of shareholders, the ownership of investments, or the ultimate beneficiary of earnings distributed to the Non-resident— “tax haven jurisdiction”), in which case the applicable rate is 25% or (ii) such other lower rate as provided for in an applicable tax treaty between Brazil and another country where the beneficiary is domiciled.  In case the guarantor is required to assume the obligation to pay the principal amount of the notes, Brazilian tax authorities could attempt to impose withholding income tax at the rate of up to 25% as described above.  Although Brazilian legislation does not provide a specific tax rule for such cases and there is no official position from tax authorities or precedents from the Brazilian court regarding the matter, we believe that the remittance of funds by Petrobras as a guarantor for the payment of the principal amount of the notes will not be subject to income tax in Brazil, because the mere fact that the guarantor is making the payment does not convert the nature of the principal due under the notes into income of the beneficiary.

If the payments with respect to the notes are made by Petrobras, as provided for in the guaranties, the Non-resident holders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to principal, interest and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a Non-resident holder will receive an amount equal to the amount that such Non-resident holder would have received as if no such Brazilian taxes (plus interest and penalties thereon) were withheld.  The Brazilian obligor will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the Non-resident holder receives the net amount due.

Gains on the sale or other disposition of the notes made outside of Brazil by a Non-resident, other than a branch or a subsidiary of Brazilian resident, to another Non-resident are not subject to Brazilian income tax.

In addition, payments made from Brazil are subject to the tax on foreign exchange transactions (IOF/Câmbio), which is levied on the conversion of Brazilian currency into foreign currency and on the conversion of foreign currency into Brazilian currency at a general rate of 0.38%.  Other IOF/Câmbio rates may apply to specific transactions. In any case, the Brazilian federal government may increase, at any time, such rate up to 25% but only with respect to future transactions.

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

U.S. Federal Income Taxation

The following summary sets forth certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of the notes (a “U.S. Holder”). This summary is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the IRS, and court decisions, all as in effect as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to discuss all aspects of the United States federal income taxation which may be relevant to special classes of investors, such as financial institutions, insurance companies, dealers or traders in securities or currencies, securities traders who elect to account for their investment in notes on a mark-to-market basis, regulated investment companies, tax-exempt organizations, partnerships or partners therein, holders that are subject to the alternative minimum tax, certain short-term holders of notes, persons that hedge their exposure in the notes or hold notes as part of a position in a “straddle” or as part of a hedging transaction or “conversion transaction” for U.S. federal tax purposes, persons that enter into a “constructive sale” transaction with respect to the notes or U.S. Holder whose functional currency is not the U.S. dollar.  U.S. Holders should be aware that the U.S. federal income tax consequences of holding the notes may be materially different for investors described in the prior sentence.

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

Sale or Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued qualified stated interest, which will be taxed as such) and such U.S. Holder’s adjusted tax basis in the note.  A U.S. Holder’s adjusted tax basis in the note generally will equal the U.S. Holder’s cost for the note increased by any amounts included in gross income by such U.S. Holder as OID, if any, and reduced by any payments other than payments of qualified stated interest on that note.  Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be U.S. source gain or loss for U.S. federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.  The gain or loss realized by a U.S. Holder will be capital gain or loss, and will be long-term capital gain or loss if the notes were held for more than one year.  The net amount of long-term capital gain recognized by an individual holder before January 1, 2013 generally is subject to taxation at a maximum rate of 15%.  Capital losses may be deducted from taxable income, subject to certain limitations.

Backup Withholding and Information Reporting

A U.S. Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is an exempt recipient, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.  Any amount withheld under these rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.  While non-U.S. Holders generally are except from backup withholding, a non-U.S. Holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove entitlement to this exemption.

U.S. Holders should consult their own tax advisors about any additional reporting requirements that may arise as a result of their purchasing, holding or disposing of the notes.

Non-U.S. Holder

A holder or beneficial owner of a note that is not a U.S. Holder (a “non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the notes.  In addition, a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of notes unless such gain is effectively connected with the conduct by such holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC.  Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C.  20549.  You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You may also inspect Petrobras’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Petrobras’ ADSs are listed.  Our SEC filings are also available to the public from the SEC’s Web site at http://www.sec.gov.  For further information on obtaining copies of Petrobras’ public filings at the New York Stock Exchange, you should call (212) 656-5060.

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

We use derivative instruments to address market risks related to commodity prices, interest rates and currency exchange rates.  Such derivative instruments are used to offset market exposures.  Our executive officers manage market risk.  We address credit risk by following rigid rules, overseen by a Credit Committee, to evaluate counterparties and define proper guaranties.

In March 2010, as a result of our adoption of a new corporate governance model, the board of executive officers conferred the mandate of the Risk Management Committee to the newly-created Financial Committee.  The Financial Committee, comprised of executive managers from our different business areas, evaluates our risk exposures and establishes guidelines that we use to measure, monitor and manage risk related to our activities and operations.

Commodity Price Risk

Our sales of crude oil and oil products are related to international prices, which exposes us to price fluctuations in international markets.

We enter into derivative transactions, primarily energy futures contracts, forwards, swaps, and options, in order to mitigate some of the impact of such fluctuations.  Our derivatives contracts provide economic hedges for anticipated crude oil and byproducts purchases and sales in the international markets, generally forecast to occur within a 30- to 360-day period.  Our exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged.  See Note 19 to our audited consolidated financial statements for more information about our commodity derivative transactions.

The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2010, which is a 10% increase in the price of the underlying commodity for options, futures and swaps.

	Petrobras		PifCo		Eliminations		Total
Outstanding as of December 2010	Quantity	Fair Value(1)	Quantity	Fair Value(1)	Quantity	Fair Value (1)	Quantity	Fair Value(1)	+10% Sensitivity
	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(mbbl)	(U.S.$ million)	(U.S.$ million)
Options:
Buy contracts	2,140		130				2,270
Sell contracts	(2,140)		(260)				(2,400)
		0		0				0	0
Futures:
Buy contracts	1,464		12,843				14,307
Sell contracts	(1,380)		(15,766)				(17,146)
				(27)				(27)	(25)
Swaps:
Receive variable/ pay fixed	0		979				979
Receive fixed/ pay variable	0		(913)		288		(625)
		0		0		(1)		(1)	(2)

(1)      Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

Interest Rate and Exchange Rate Risk

The interest rate risk to which we are exposed is a function of our long-term debt and, to a lesser extent, our short-term debt.  Our long-term debt consists principally of notes and borrowings incurred primarily in connection with capital expenditures and investments in exploration and development projects and loans to affiliated companies.  Our short-term debt consists principally of U.S. dollar denominated import and export financing and working capital borrowings from commercial banks.  In general, our foreign currency floating rate debt is principally subject to fluctuations in LIBOR.  Our floating rate debt denominated in reais is principally subject to fluctuations in the Certificado de Depósito Interbancário (Interbank Deposit Certificate, or CDI) and in the Taxa de Juros de Longo Prazo (Brazilian long-term interest rate, or TJLP), as fixed by the CMN.

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

The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2010 and 2009.  Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.

	Total Debt Portfolio
	2010	2009
	(%)
Real-denominated:
Fixed rate	0.3	0.0
Floating rate	25.0	21.9
Sub-total	25.3	21.9
U.S.dollar-denominated:(1)
Fixed rate	39.0	48.5
Floating rate (includes short-term debt)	33.5	27.4
Sub-total	72.5	75.9
Other currencies (primarily Yen):
Fixed rate	0.4	0.5
Floating rate	1.8	1.7
Sub-total	2.2	2.2
Total	100.0	100.0
Floating rate debt:
Real-denominated	25.0	21.9
Foreign currency-denominated	35.3	29.1
Fixed rate debt:
Real-denominated	0.3	0.0
Foreign currency denominated	39.4	49.0
Total	100.0	100.0
U.S. dollars(1)	72.50	75.87
Euro	0.06	0.09
Japanese Yen	2.17	2.15
Brazilian reais	25.27	21.89
Total	100.0	100.0

(1)      Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

The table below provides information about our total debt obligations as of December 31, 2010, which are sensitive to changes in interest rates and exchange rates.  This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations.  Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M or CDI as of December 31, 2010.

	2011	2012	2013	2014	2015	2016-2040	Total	Fair Value as of December 31, 2010
	(U.S.$ million, except for percentages)
Debt in Euro:
Fixed rate debt	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-	-	-
Variable rate debt	9	9	9	10	10	-	47	46
Average interest rate	1.3%	1.9%	2.3%	2.9%	3.3%	-	-	-
Debt in Japanese Yen:
Fixed rate debt	220	36	37	-	-	-	293	297
Average interest rate	3.6%	1.7%	1.7%	-	-	-	-	-
Variable rate debt	12	133	145	281	158	461	1,190	1,174
Average interest rate	4.1%	1.0%	1.0%	1.2%	1.1%	1.7%	-	-
Debt in U.S. dollars:(1)
Fixed rate debt	728	223	785	584	147	24,350	26,816	31,960
Average interest rate	5.0%	7.8%	8.9%	8.1%	8.7%	6.9%	-	-
Variable rate debt	6,326	2,040	625	927	4,268	8,870	23,056	24,058
Average interest rate	1.9%	2.8%	2.9%	3.3%	4.5%	6.3%	-	-
Debt in Brazilian reais:
Fixed rate debt	-	16	27	27	26	116	212	156
Average interest rate	-	4.5%	4.5%	4.5%	4.5%	4.5%	-	-
Variable rate debt	901	1,709	888	1,702	716	11,254	17,169	16,919
Average interest rate	8.8%	9.8%	8.7%	9.7%	7.2%	9.8%	-	-
Total debt obligations	8,196	4,167	2,516	3,530	5,324	45,051	68,783	74,610

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

The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for PifCo’s long-term debt obligations at December 31, 2010:

Debt Obligations	2012	2013	2014	2015	2016	2017-2041	Total	Fair Value as of December 31, 2010
	(U.S.$ million, except for percentages)
Debt in U.S. Dollars:(1)
Fixed rate debt	70	432	442	22	1,331	9,077	11,374	13,099
Average interest rate	5.5%	8.7%	7.6%	6.4%	4.8%	6.8%	-	-
Variable rate debt	692	104	112	50	30	70	1,058	1,084
Average interest rate	3.4%	2.6%	3.2%	4.3%	3.6	5.8%	-	-
Total debt obligations	762	536	554	72	1,361	9,147	12,432	14,183

(1)      Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

Total Debt Portfolio	December 31, 2010	December 31, 2009(1)
Debt in U.S. Dollars:
Fixed rate debt	78.8%	76.5%
Floating rate debt	21.2%	23.5%
Debt in Japanese Yen:
Fixed rate debt	0%	0%
Floating rate debt	0%	0%
Total debt portfolio	100.0%	100.0%

(1)      Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

PifCo’s long-term financings in U.S. dollars are derived mainly from notes and commercial banks.  Trade lines of credit are primarily intended for the purchase of crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras crude oil and oil products exports, with interest rates ranging from 1.55% to 3.03% at December 31, 2010.

The table below sets forth the value of PifCo’s cross currency swap, in which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts.  The change in fair value indicates that the hedging instrument is highly effective.

Cross Currency Swaps Maturing in 2016	Interest Rate	Notional Amount	Fair Value
			December 31, 2010	December 31, 2009
	(%)	(Japanese Yen million)	(U.S.$ million)
Fixed to fixed		35,000	115	65
Average pay rate (U.S.$)	5.69
Average receive rate (Japanese Yen)	2.15
Total cross currency swaps		35,000	115	65

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

ADR holders are required to pay the depositary: (i) an annual fee of U.S.$0.02 per ADS for administering the ADR program and (ii) amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars.  In both cases, the depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADR holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADRs, including in connection with share distributions, stock splits	U.S.$5.00 per 100 ADSs (or portion thereof)
Distribution of dividends	U.S.$0.02 or less per ADS
Withdrawal of shares underlying ADSs	U.S.$5.00 per 100 ADSs (or portion thereof)
Transfers, combining or grouping of ADRs	U.S.$1.50 per ADS

Fees Payable by the Depositary to Petrobras

The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary from time to time.  The table below sets forth the amount of such payments for the year ended December 31, 2010.

Direct and indirect payments by the depositary	Amount (U.S.$)
Reimbursement of legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements	U.S.$134,764.10
Reimbursement of listing fees	500,000.00
Reimbursement of investor relations expenses(1)	138,324.17
Reimbursement of advertising and public relations expenses(2)	7,292,652.97
Broker reimbursements(3)	807,330.06
Third-party expenses paid directly by the depositary on behalf of Petrobras	—
Other	210,484.00
Total	U.S.$9,083,555.30

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

Item 14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Both PifCo and we have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The managements of Petróleo Brasileiro S.A.—Petrobras and Petrobras International Finance Company—PifCo (each, a “Company”) are responsible for establishing and maintaining effective internal control over financial reporting and for their assessments of the effectiveness of internal control over financial reporting.

Each Company’s internal control over financial reporting is a process designed by, or under the supervision of Petrobras’ Audit Committee and each of the Company’s Chief Executive Officer, Chief Financial Officer and effected by each Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.

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

Each of the Company’s management assessed the effectiveness of each Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on that assessment, each of the Company’s management has concluded that as of December 31, 2010, each Company’s internal control over financial reporting is effective.

The effectiveness of each of the Company’s internal control over financial reporting as of December 31, 2010, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

The management of each Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2010, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

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

Item 16B.              Code of Ethics

We have always guided our business and our relations with third parties by strong ethical principles.  In 1998, our board of executive officers approved the Petrobras Code of Ethics, which was extended to all Petrobras companies in 2002, and renamed Petrobras System’s Code of Ethics.

In 2006, after undergoing a revision process with wide participation from our business segments, employees and subsidiaries, the Code of Ethics was approved by the board of executive officers and the board of directors.  Our board of executive officers further developed our ethics management through the creation of the Petrobras Ethics Commission in 2008.  The Code of Ethics is applicable to all employees and the members of the board of executive officers and the board of directors.  The document is available on our website at http://www.petrobras.com.br/en/investors.  It is the responsibility of the Ethics Commission to promote compliance with ethical principles and act as a forum for discussion of subjects related to ethics.  Currently, the Commission’s focus is to develop and strengthen the Petrobras Ethics Management System, which is aimed at assuring the highest ethics standards by defining the roles of managers, employees, the Ethics Commission and their relationships.

Item 16C.              Principal Accountant Fees and Services

Audit and Non-Audit Fees

Petrobras

The following table sets forth the fees billed to us by our independent auditors, KPMG Auditores Independentes, during the fiscal years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009
	(U.S.$ thousand)

Audit fees	15,446	9,724
Audit-related fees	320	154
Tax fees	398	229
Total fees	16,164	10,107

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of our annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and Brazilian GAAP, among others) and review of periodic documents filed with the SEC.  In 2010, audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of U.S.$1,557 thousand, related to the audit of the internal controls.  “Audit-related fees” in the above table are the aggregate fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements and are not reported under “audit fees.”

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

PifCo

The following table sets forth the fees billed to PifCo by its independent auditors KPMG Auditores Independentes, during the fiscal years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009
	(U.S.$ thousand)

Audit fees	540	404
Audit-related fees	36	29
Total fees	576	433

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of PifCo’s annual financial statements (U.S. GAAP and Brazilian GAAP), interim reviews (U.S. GAAP and Brazilian GAAP), subsidiary audits (U.S. GAAP and local GAAP) and review of periodic documents filed with the SEC.  In 2010, audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of U.S.$36 thousand, related to the audit of the internal controls.  Fees disclosed under the category “audit-related fees” relate to services provided in connection with the issuance of PifCo’s notes in the international capital markets and assurance and related services that are reasonably related to the performance of the audit or reviews of PifCo’s financial statements and are not reported under “audit fees.”

PifCo’s contract with KPMG Auditores Independentes was signed in 2006 and, pursuant to a renewal of this contract, KPMG Auditores Independentes will audit PifCo’s financial statements through year-end December 31, 2011.

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

Item 16D.             Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements.  In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated two members to our audit committee, Francisco Roberto de Albuquerque and Sergio Franklin Quintella, who are designees of the Brazilian federal government, which is our principal shareholder and therefore one of our affiliates.  In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Petrobras

During the fiscal year ended December 31, 2010, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities.

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

Petrobras’ board of directors develops, evaluates and approves corporate governance principles.  As a controlled company, Petrobras would not be required to comply with the nominating/corporate governance committee requirement if it were a U.S. domestic issuer.

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

See pages F-2 through F-171, incorporated herein by reference.

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

2.1

Form of Amended and Restated Deposit Agreement, dated as of January 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the common shares of Petrobras (incorporated by reference to Exhibit 4.1 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665).

2.2

Amendment No. 1, dated as of June 2007, to the Amended and Restated Deposit Agreement, dated as of January 2, 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the common shares of Petrobras (incorporated by reference to Exhibit 4.2 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.3

Form of ADR evidencing ADSs representing the common shares of Petrobras  (incorporated by reference to Exhibit 4.3 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.4

Form of Amended and Restated Deposit Agreement, dated as of January 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.4 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.5

Amendment No. 1, dated as of June 2007, to the Amended and Restated Deposit Agreement, dated as of January 2, 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.5 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

2.6

Form of ADR evidencing ADSs representing the preferred shares of Petrobras (incorporated by reference to Exhibit 4.6 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-3 filed with the Securities and Exchange Commission on December 11, 2009 (File No. 333-163665)).

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

No.	Description

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
2.39

Fifth Supplemental Indenture, dated as of January 27, 2011, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 3.875% Global Notes due 2016.

2.40	Guaranty for the 3.875% Global Notes due 2016, dated as of January 27, 2011, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.41

Sixth Supplemental Indenture, dated as of January 27, 2011, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 5.375% Global Notes due 2021.

2.42	Guaranty for the 5.375% Global Notes due 2021, dated as of January 27, 2011, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.43

Seventh Supplemental Indenture, dated as of January 27, 2011, between Petrobras International Finance Company (PifCo) and The Bank of New York Mellon, as Trustee, and Petróleo Brasileiro S.A.— Petrobras relating to the 6.750% Global Notes due 2041.

2.44	Guaranty for the 6.750% Global Notes due 2041, dated as of January 27, 2011, between Petróleo Brasileiro S.A.— Petrobras and The Bank of New York Mellon, as Trustee.
2.45

Amendment No. 2, dated as of September 16, 2010, to the Amended and Restated Deposit Agreement, dated as of January 2, 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the common shares of Petrobras (incorporated by reference to Exhibit 99.A.3 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-6 filed with the Securities and Exchange Commission on September 16, 2010 (File No. 333-169430)).

No.	Description
2.46

Amendment No. 2, dated as of September 16, 2010, to the Amended and Restated Deposit Agreement, dated as of January 2, 2007, among Petrobras, JPMorgan Chase Bank, N.A., as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the preferred shares of Petrobras (incorporated by reference to Exhibit 99.A.3 of the Registration Statement of Petrobras and Petrobras International Finance Company on Form F-6 filed with the Securities and Exchange Commission on September 16, 2010 (File No. 333-169429)).

2.47	Assignment Agreement, dated as of September 3, 2010, among Petrobras, the Brazilian federal government, and the National Petroleum, National Gas and Biofuels Agency.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on May 25, 2011.

Petróleo Brasileiro S.A.—PETROBRAS

By:     /s/ José Sergio Gabrielli de Azevedo

Name: José Sergio Gabrielli de Azevedo
Title:   Chief Executive Officer

By:       /s/ Almir Guilherme Barbassa
Name: Almir Guilherme Barbassa
Title: Chief Financial Officer and Chief Investor Relations Officer

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on May 25, 2011.

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

PETRÓLEO BRASILEIRO S.A.—PETROBRAS
INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

PETROBRAS INTERNATIONAL FINANCE COMPANY
INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Petróleo Brasileiro S.A. - Petrobras and subsidiaries Consolidated Financial Statements December 31, 2010, 2009 and 2008 with Report of Independent Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Contents

Report of Independent Registered Public Accounting Firm		F-3 - F-4
Consolidated Balance Sheets		F-5 - F-6
Consolidated Statements of Income		F-7 - F-8
Consolidated Statements of Cash Flows		F-9 - F-10
Consolidated Statements of Changes in Shareholders’ Equity		F-11 - F-13

Notes to the Consolidated Financial Statements

1.	The Company and its Operations	F-14
2.	Summary of Significant Accounting Policies	F-14
3.	Income Taxes	F-29
4.	Cash and Cash Equivalents	F-33
5.	Marketable Securities	F-34
6.	Accounts Receivable, Net	F-35
7.	Inventories	F-36
8.	Recoverable Taxes	F-37
9.	Property, Plant and Equipment, Net	F-38
10.	Investments in Non-Consolidated Companies and Other Investments	F-41
11.	Petroleum and Alcohol Account - Receivable from Federal Government	F-42
12.	Financing	F-42
13.	Financial Income (Expenses), Net	F-49
14.	Capital Lease Obligations	F-50
15.	Employees’ Postretirement Benefits and Other Benefits	F-51
16.	Shareholders’ Equity	F-63
17.	Acquisition/Sales of Assets and Interests	F-70
18.	Commitments and Contingencies	F-77
19.	Derivative Instruments, Hedging and Risk Management Activities	F-93
20.	Financial Instruments	F-104
21.	Segment Information	F-106
22.	Related Party Transactions	F-119
23.	Accounting for Suspended Exploratory Wells	F-123
24.	Subsequent Events	F-126

Supplementary Information on Oil and Gas Exploration and Production		F-128

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying consolidated balance sheets of Petróleo Brasileiro S.A. -Petrobras and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. – Petrobras and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, Petróleo Brasileiro S.A. - Petrobras and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in COSO.

KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 15, 2011

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
Expressed in Millions of United States Dollars

	As of December 31,
	2010	2009
Assets

Current assets
Cash and cash equivalents (Note 4)	17,633	16,169
Marketable securities (Note 5)	15,612	72
Accounts receivable, net (Note 6)	10,572	8,115
Inventories (Note 7)	11,834	11,117
Deferred income taxes (Note 3)	534	660
Recoverable taxes (Note 8)	5,260	3,940
Advances to suppliers	786	1,136
Other current assets	1,632	1,435

	63,863	42,644

Property, plant and equipment, net (Note 9)	218,567	136,167

Investments in non-consolidated companies and other investments (Note 10)	6,312	4,350

Non-current assets
Accounts receivable, net (Note 6)	2,905	1,946
Advances to suppliers	3,077	3,267
Petroleum and alcohol account - receivable from Federal Government (Note 11)	493	469
Marketable securities (Note 5)	3,099	2,659
Restricted deposits for legal proceedings and guarantees (Note 18 (b))	1,674	1,158
Recoverable taxes (Note 8)	6,407	5,462
Goodwill (Note 17(a))	192	139
Prepaid expenses	516	618
Other assets	1,578	1,391

	19,941	17,109

Total assets	308,683	200,270

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2010 and 2009
Expressed in Millions of United States Dollars

	As of December 31,
	2010	2009
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	10,468	9,882
Current debt (Note 12)	8,960	8,431
Current portion of capital lease obligations (Note 14)	105	227
Income taxes payable	898	825
Taxes payable, other than income taxes	5,135	5,149
Payroll and related charges	2,617	2,118
Dividends and interest on capital payable (Note 16 (f))	2,158	1,340
Employees’ postretirement benefits obligation – Pension and Health Care (Note 15 (a))	782	694
Other payables and accruals	2,429	2,299

	33,552	30,965
Long-term liabilities
Long-term debt (Note 12)	60,471	49,041
Capital lease obligations (Note 14)	117	203
Employees’ postretirement benefits obligation - Pension and Health Care (Note 15 (a))	13,740	10,963
Deferred income taxes (Note 3)	12,704	9,844
Provision for abandonment (Note 9 (b))	3,194	2,812
Contingencies (Note 18 (b))	760	469
Other liabilities	748	553

	91,734	73,885
Shareholders’ equity
Shares authorized and issued (Note 16 (a))
Preferred share – 2010 – 5,602,042,788 shares and 2009 – 3,700,729,396 shares	45,840	15,106
Common share – 2010 – 7,442,454,142 shares and 2009 – 5,073,347,344 shares	63,906	21,088
Additional paid in capital	(86)	707
Retained earnings
Appropriated	47,147	36,987
Unappropriated	13,758	15,062
Accumulated other comprehensive income
Cumulative translation adjustments	13,539	6,743
Postretirement benefit reserves adjustments net of tax ((US$1,401) and (US$848) for December 31, 2010 and 2009, respectively) - Pension cost and Health Care cost (Note 15 (a))	(2,719)	(1,646)
Unrealized gains (losses) on available-for-sale securities, net of tax	124	24
Unrecognized loss on cash flow hedge, net of tax	(15)	(13)

Petrobras’ Shareholders’ equity	181,494	94,058

Noncontrolling interest	1,903	1,362

Total Equity	183,397	95,420

Total liabilities and shareholders’ equity	308,683	200,270
See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
December 31, 2010, 2009 and 2008
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2010	2009	2008

Sales of products and services	150,852	115,892	146,529
Less:
Value-added and other taxes on sales and services	(26,459)	(20,909)	(25,046)
Contribution of Intervention in the Economic Domain Charge – CIDE	(4,341)	(3,114)	(3,226)

Net operating revenues	120,052	91,869	118,257

Cost of sales	(70,694)	(49,251)	(72,865)
Depreciation, depletion and amortization	(8,507)	(7,188)	(5,928)
Exploration, including exploratory dry holes	(1,981)	(1,702)	(1,775)
Impairment (Note 9 (c) and Note 20(b))	(402)	(319)	(519)
Selling, general and administrative expenses	(8,977)	(7,020)	(7,429)
Research and development expenses	(993)	(681)	(941)
Employee benefit expenses for non-active participants	(752)	(719)	(841)
Other operating expenses	(3,588)	(3,120)	(2,665)

Total costs and expenses	(95,894)	(70,000)	(92,963)

Operating income	24,158	21,869	25,294

Equity in results of non-consolidated companies (Note 10)	413	157	(21)
Financial income (Note 13)	2,630	1,899	1,641
Financial expenses (Note 13)	(1,643)	(1,295)	(848)
Monetary and exchange variations (Note 13)	714	(175)	1,584
Other taxes	(523)	(333)	(433)
Other expenses, net	82	(61)	(225)

	1,673	192	1,698

Income before income taxes	25,831	22,061	26,992

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Continued)
December 31, 2010, 2009 and 2008
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)

	Year ended December 31,
	2010	2009	2008

Income taxes expenses (Note 3)

Current	(3,396)	(4,378)	(6,904)
Deferred	(2,960)	(860)	(2,355)

	(6,356)	(5,238)	(9,259)

Net income for the year	19,475	16,823	17,733

Plus/(Less): Net income attributable to the noncontrolling interests	(291)	(1,319)	1,146

Net income for the year attributable to Petrobras	19,184	15,504	18,879

Net income applicable to each class of shares
Common	11,043	8,965	10,916
Preferred	8,141	6,539	7,963

Net income for the year attributable to Petrobras	19,184	15,504	18,879

Basic and diluted earnings per: (Note 16 (e))
Common and preferred share	1.94	1.77	2.15
Common and preferred ADS	3.88	3.54	4.30

Weighted average number of shares outstanding
Common	5,683,061,430	5,073,347,344	5,073,347,344
Preferred	4,189,764,635	3,700,729,396	3,700,729,396

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2010, 2009 and 2008
Expressed in Millions of United States Dollars

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net income for the year	19,475	16,823	17,733

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	8,507	7,188	5,928
Dry hole costs	1,201	1,251	808
Equity in the results of non-consolidated companies	(413)	(157)	21
Foreign exchange (gain)/loss	(401)	(1,051)	2,211
Impairment	402	319	519
Deferred income taxes	2,960	860	2,355
Other	942	(9)	617

Working capital adjustments:
Increase in accounts receivable, net	(2,347)	(777)	(1,098)
Increase in inventories	(427)	(672)	(568)
(Decrease) increase in advances to suppliers	454	(428)	(1,684)
Increase in recoverable taxes	(1,749)	(882)	(1,431)
Increase in trade accounts payable	251	206	2,246
(Decrease) increase in taxes payable	(668)	1,086	(207)
Increase in employees post-retirement benefits - Pension andhealth care	572	323	795
Increase in contingencies	226	42	114
Increase in payroll and related charges	387	244	282
Increase (decrease) in other working capital adjustments	(877)	554	(421)

Net cash provided by operating activities	28,495	24,920	28,220

Cash flows from investing activities
Additions to property, plant and equipment	(45,078)	(35,134)	(29,874)
Investments in affiliated companies	(2,276)	(240)	452
Marketable securities and other investments activities	(15,666)	254	(44)

Net cash used in investing activities	(63,020)	(35,120)	(29,466)

Cash flows from financing activities
Shares issuance costs	(279)	-	-
Acquisition of noncontrolling interest	(350)	-	-
Net borrowing under line-of-credit agreement	-	1,100	-
Short-term debt, net issuances and repayments	460	1,286	380
Proceeds from issuance and draw-down of long-term debt	20,189	27,345	15,049
Payments of long-term debt	(9,898)	(5,084)	(7,904)
Issuance of common and preferred shares	30,563	-	-
Dividends and interest on shareholders’ equity paid to
shareholders and minority interest	(5,299)	(7,712)	(4,747)

Net cash used in financing activities	35,386	16,935	2,778

Increase (Decrease) in cash and cash equivalents	861	6,735	1,532
Effect of exchange rate changes on cash and cash
equivalents	603	2,935	(2,020)
Cash and cash equivalents at the beginning of the year	16,169	6,499	6,987
Cash and cash equivalents at the end of the year	17,633	16,169	6,499
See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
December 31, 2010, 2009 and 2008
Expressed in Millions of United States Dollars

	Year ended December 31,
	2010	2009	2008
Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	3,700	3,059	2,304
Income taxes	2,816	4,929	6,271
Withholding income tax on financial investments	1,746	2,224	1,176
	8,262	10,212	9,751

Non-cash investment and financing transactions during the year
Recognition of asset retirement obligation – ASC Topic 410-20	1,088	(423)	75
Acquisitition of property, plant and equipment on credit	-	70	-
Acquisition of fixed assets on contract with transfer of benefits,risks and control of assets	-	63	6
Capital increase with Financial Treasury Bill used for payment of part of the Assignment Agreement	39,768	-	-
	40,856	(290)	81

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2010, 2009 and 2008
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2010	2009	2008
Preferred shares
Balance at January 1,	15,106	15,106	8,620
Capital increase from capital reserve (Note 16 (a))	171	-	251
Capital increase from statutory reserve	300	-	-
Capital increase from undistributed earnings reserve (Note 16(a))	1,580	-	6,235
Capitalization	28,683	-	-

Balance at December 31,	45,840	15,106	15,106

Common shares
Balance at January 1,	21,088	21,088	12,196
Capital increase from capital reserve (Note 16 (a))	125	-	345
Capital increase from statutory reserve	219	-	-
Capital increase from undistributed earnings reserve (Note 16 (a))	1,152	-	8,547
Capitalization	41,322	-	-

Balance at December 31,	63,906	21,088	21,088

Additional paid in capital

Balance at January 1,	707	-	-
Change in the year	(514)	707	-
Shares issuance costs	(279)	-	-

Balance at December 31,	(86)	707	-

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	6,743	(15,846)	4,155
Change in the year	6,796	22,589	(20,001)

Balance at December 31,	13,539	6,743	(15,846)

Postretirement benefit reserves adjustments net of tax -Pension cost and Health Care cost
Balance at January 1,	(1,646)	37	(2,472)
Other decreases (increases)	(1,626)	(2,550)	3,801
Tax effect on above	553	867	(1,292)

Balance at December 31,	(2,719)	(1,646)	37

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
December 31, 2010, 2009 and 2008
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2010	2009	2008

Unrecognized gains (losses) on available-for-sale securities, net of tax
Balance at January 1,	24	(144)	331
Unrealized gains (losses)	151	255	(490)
Realized gains	-	-	(229)
Tax effect on above	(51)	(87)	244

Balance at December 31,	124	24	(144)

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(13)	(39)	(9)
Change in the year	(2)	26	(30)

Balance at December 31,	(15)	(13)	(39)

Appropriated retained earnings

Capital reserve - tax incentive
Balance at January 1,	296	221	877
Capital increase	(296)	-	(596)
Transfer from unappropriated retained earnings	-	75	(60)

Balance at December 31,	-	296	221

Legal reserve
Balance at January 1,	5,419	3,257	4,297
Transfer from unappropriated retained earnings, net of gain or loss on translation	1,124	2,162	(1,040)

Balance at December 31,	6,543	5,419	3,257

Undistributed earnings reserve
Balance at January 1,	30,755	12,123	30,280
Capital increase	(2,732)	-	(14,782)
Transfer from unappropriated retained earnings, net of gain or loss on translation	12,344	18,632	(3,375)

Balance at December 31,	40,367	30,755	12,123

Statutory reserve
Balance at January 1,	517	216	286
Capital increase	(520)	-	-
Transfer from unappropriated retained earnings, net of gain or loss on translation	240	301	(69)

,

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
December 31, 2010, 2009 and 2008
Expressed in Millions of United States Dollars (except per-share amounts)

	Year ended December 31,
	2010	2009	2008
Balance at December 31,	237	517	217

Total appropriated retained earnings	47,147	36,987	15,818

Unappropriated retained earnings
Balance at January 1,	15,062	25,889	6,618
Net income for the year attributable to Petrobras	19,184	15,504	18,879
Dividends and interest on shareholders’ equity (per share: 2010 - US$0.69 to common and preferred shares; 2009 - US$0.59 to common and preferred shares; 2008 - US$0.47 to common and preferred shares)	(6,780)	(5,161)	(4,152)
Appropriation to reserves of tax incentives	-	(75)	-
Appropriation to reserves	(13,708)	(21,095)	4,544

Balance at December 31,	13,758	15,062	25,889

Total Petrobras’ shareholders’ equity	181,494	94,058	61,909

Noncontrolling interest
Balance at January 1,	1,362	659	2,332
Net income for the period	291	1,319	(1,146)
Dividends and interest on shareholders’s equity paid	36	-	(358)
Transfer to additional paid in capital	103	(707)	-
Other increases (decreases)	111	91	(169)

Balance at December 31,	1,903	1,362	659

Total equity	183,397	95,420	62,568

Comprehensive income (loss) is comprised as follows:
Net income for the year	19,475	16,823	17,733
Cumulative translation adjustments	6,796	22,589	(20,001)
Postretirements benefit reserves adjustments net of tax -Pension cost and Health Care cost	(1,073)	(1,683)	2,509
Unrealized gains (losses) on available-for-sale securities	100	168	(475)
Unrecognized gains (losses) on cash flow hedge	(2)	26	(30)

Total comprehensive income	25,296	37,923	(264)

Less: Net comprehensive income attributable tononcontrolling interest	(402)	(1,410)	1,315
Comprehensive income attributable to Petrobras	24,894	36,513	1,051

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except when specifically indicated)

1. The Company and its Operations

Petróleo Brasileiro S.A. - Petrobras is Brazil’s national oil company and, directly or through its subsidiaries (together referred as “Petrobras” or the “Company”), is engaged in the exploration, exploitation and production of oil from reservoir wells, shale and other rocks, and in the refining, processing, trade and transport of oil and oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. Additionally, Petrobras may promote the research, development, production, transport, distribution and marketing of all sectors of energy, as well as other related or similar activities.

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

Events subsequent to December 31, 2010 were evaluated until the time of the Form 6-K filing with the Securities and Exchange Commission.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

a) Basis of financial statements preparation

The accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). U.S. GAAP differs in certain respects from International Financial Reporting Standards (IFRS), as issued by International Financial Reporting Standards Board (IASB) and applied by Petrobras in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Brazilian Securities and Exchange Commission (CVM). The Brazilian Corporation Law was amended in 2007 to permit Brazilian GAAP to converge with International Financial Reporting Standards, and Petrobras chose to present its financial statements for local purposes for the first time in accordance with IFRS in the first quarter of 2010 (see more details in Note 2 - item p).

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

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$1.666 and R$1.741 to US$1.00 at December 31, 2010 and 2009, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain in the amount of US$6,796 in 2010 (net translation gain in 2009 - US$22,589 and net translation loss in 2008 - US$20,001) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which (a) the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has controlling financial interest, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with Codification Topic 810-10-25 (“Variable Interest Entities”). All significant intercompany balances and transactions have been eliminated in consolidation.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

b) Principles of consolidation (Continued)

The following subsidiaries and variable interest entities are consolidated:

Subsidiaries	Activity

Petrobras Química S.A. - Petroquisa and subsidiaries	Petrochemical
Petrobras Distribuidora S.A. - BR and subsidiaries	Distribution
Braspetro Oil Services Company - Brasoil and subsidiaries	International operations
Braspetro Oil Company - BOC and subsidiaries	International operations
Petrobras International Braspetro B.V. - PIBBV and subsidiaries	International operations
Petrobras Gás S.A. - Gaspetro and subsidiaries	Gas transportation
Petrobras International Finance Company - PifCo and subsidiaries	Financing
Petrobras Transporte S.A. - Transpetro and subsidiary	Transportation
Downstream Participações Ltda. and subsidiary	Refining and distribution
Petrobras Netherlands BV - PNBV and subsidiaries	Exploration and Production
Petrobras Comercializadora de Energia Ltda. – PBEN	Energy
Petrobras Negócios Eletrônicos S.A. - E-Petro and subsidiary	Corporate
5283 Participações Ltda.	Corporate
Fundo de Investimento Imobiliário RB Logística - FII	Corporate
FAFEN Energia S.A. and subsidiary	Energy
Baixada Santista Energia Ltda.	Energy
Sociedade Fluminense de Energia Ltda. – SFE	Energy
Termoaçu S.A.	Energy
Termobahia S.A.	Energy
Termoceará Ltda.	Energy
Termorio S.A.	Energy
Termomacaé Ltda.	Energy
Termomacaé Comercializadora de Energia Ltda.	Energy
Ibiritermo S.A.	Energy
Usina Termelétrica de Juiz de Fora S.A.	Energy
Petrobras Biocombustível S.A.	Energy
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Exploration and Production
Comperj Participações S.A.	Petrochemical
Comperj Petroquímicos Básicos S.A.	Petrochemical
Comperj PET S.A.	Petrochemical
Comperj Estirênicos S.A.	Petrochemical
Comperj MEG S.A.	Petrochemical
Comperj Poliolefinas S.A.	Petrochemical
Refinaria Abreu e Lima S.A.	Refining
Cordoba Financial Services Gmbh – CFS and subsidiary	Corporate
Cayman Cabiunas Investments Co.	Exploration and Production
Breitener Energética S.A.	Energy

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

b) Principles of consolidation (Continued)

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

(1) At December 31, 2010, the Company had amounts invested in the Petrobras Group’s NonStandardized Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios não-padronizados do Sistema Petrobras - “FIDC-NP”). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, in the Petrobras System companies, and aims to optimize the Company’s cash management.

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

d) Marketable securities

Marketable securities have been classified by the Company as available-for-sale, held-to-maturity or trading based upon intended management’s strategies with respect to such securities. The Company classifies and accounts for marketable securities under ASC Topic 320 – Investments:

· Trading securities, which are marked-to-market through current period earnings;

· Available-for-sale securities, which are marked-to-market through other comprehensive income;

· Held-to-maturity securities, which are recorded at amortized cost.

The interest and monetary restatement of the securities are recorded in the statement of income. There were no material transfers between categories.

e) Inventories

Inventories are stated as follows:

· Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the importing or production costs, adjusted, when applicable, to their realization value;

· Oil products and fuel alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realization value;

· Materials and supplies are stated at average purchase cost, not exceeding replacement value and imports in transit are stated at identified cost.

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

g) Property, plant and equipment

· Costs incurred in oil and gas producing activities

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

· Capitalized costs

The capitalized costs are depreciated based on the unit-of-production method using proved developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers in accordance with SEC standards and are reviewed annually or more frequently when there are indications of significant changes.

· Property acquisition costs

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

· Exploratory costs

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

· Development costs

Costs of development wells including wells, platforms, well equipment and attendant production facilities are capitalized.

· Production costs

Costs incurred with producing wells are recorded as inventories and are expensed when the products are sold.

· Abandonment costs

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

· Depreciation, depletion and amortization

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

Other plant and equipment are depreciated on a straight line basis, based on the following estimated useful lives:

Class of assets	Useful life
average weighted
Buildings and improvements	25 years (25-40 years)
Equipment and other assets	20 years (3-31 years)

· Impairment

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

· Maintenance and repairs

Maintenance and repairs, that do not embody significant improvements, are expensed as incurred, as well as planned major maintenances. Expenditures which appreciably extend the life, increase the capacity, or improve the efficiency of existing property are capitalized.

· Capitalized interest

Interest is capitalized in accordance with Codification Topic 835-20 - Capitalization of Interest Cost. Interest is capitalized on specific projects when a construction process involves considerable time and involves major capital expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives or unit-of-production method of the related assets. Interest is capitalized at the Company’s weighted average cost of borrowings.

h) Revenues, costs and expenses

Revenue from sales of crude oil and oil products, petrochemical products, natural gas and other related products is recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customer when delivery occurs pursuant to the terms of the sales contracts. Revenues from the production of natural gas properties in which Petrobras has an interest with other producers are recognized based on the actual volumes sold during the period. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant. Costs and expenses are accounted for on an accrual basis. Purchases and sales of inventory with the same counterparty (buy/sell arrangements) are combined and recorded on a net basis and reported in “Cost of Sales” on the Consolidated Statements of Income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

i) Income taxes

The Company accounts for income taxes in accordance with Codification Topic 740 -Accounting for Income, which requires an asset and liability approach to recording current and deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

k) Earnings per share

Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred shares, which are participating securities and common shares as if all of the net income for each year had been distributed in accordance with a predetermined formula described in Note 16(f).

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

The Company may also use hedging derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness, which is recorded directly in the statements of income.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

m) Recently issued accounting pronouncements

· Intangibles – Goodwill and Other (Topic 350): When to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts – (ASU 2010-28)

The ASU 2010-28 establishes when to perform the Step 2 of the Goodwill Impairment Test for Reporting Units with zero or negative carrying amounts. Under this new guidance an entity must consider whether it is more likely than not that goodwill impairment exists for each reporting unit with a zero or negative carrying amount. If it is considered that goodwill impairment exists, the second step of the Goodwill Impairment Test must be performed. The Company does not have goodwill recorded in reporting units with zero or negative carrying amounts.

n) Recently adopted accounting pronouncements

· Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-16 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

n) Recently adopted accounting pronouncements (Continued)

· Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company on January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

· Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASU 2010-20)

The ASU 2010-20 enhance the disclosures required for financing receivables and allowances for credit losses under FASB Accounting Standards Codification 310, Receivables. Most of the existing disclosures have been amended to require information on a more disaggregated basis. ASU 2010-20 was adopted on December, 2010. Adoption of the standard did not change the Company's existing disclosures.

· Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (a consensus of the FASB Emerging Issues Task Force) (ASU 2010-25)

The ASU 2010-25 requires participant loans to be classified as notes receivables from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. ASU 2010-25 was adopted on December, 2010, and did not impact the Company’s results of operations, financial position or liquidity, other than disclosure.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

2. Summary of Significant Accounting Policies (Continued)

o) Change in accounting estimates

The Company changed at the beginning of 2010, as a consequence of the periodic assessment of the expected useful lives of its assets, depreciation rates from thermoelectric power plants and facilities from Refining, Transportation and Marketing segment, based on reports prepared by independent appraisers. The changes were accounted for prospectively in accordance with ASC 250 (Accounting changes and error corrections) and the Company’s results of operations were increased in US$352, net of taxes, in the year ended December 31, 2010.

The table below provides the previous and the current depreciation rates as a result of the assessment:

Estimated useful life	Previous	New (average)
Optic system equipment	7 years	20 years
Equipment and facilities of distribution	10 years	14 years
Industrial refining equipment and assemblies	10 years	20 years
Equipment and industrial plant fertilizer	10 years	22 years
Product storage tanks	10 years	26 years
Pipelines	10 years	31 years
Plataforms	16 years	27 years
Thermoelectric power plants	20 years	23 years
Vessels	20 years	25 years

p) IFRS adoption for local purposes

The Brazilian Corporation Law was amended in 2007 to permit Brazilian GAAP to converge with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”. The adoption of IFRS in Brazil is mandatory for the year ended December 31, 2010 and as per current tax legislation, the resulting adjustments in relation to the previous practice are not included in the determination of current income tax charge.

The Company chose to present its financial statements for local purposes for the first time in accordance with IFRS in the first quarter of 2010. The Company’s financial statements prepared in accordance with U.S. GAAP were not affected by the adoption of IFRS other than dividends and profit sharing payable to our employees, which are based on the net income calculated under IFRS.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the years ended December 31, 2010, 2009 and 2008.

The Company’s taxable income is substantially generated in Brazil and therefore subject to the Brazilian statutory tax rate.

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income taxes expenses recorded in the consolidated statements of income.

	Year ended December 31,
	2010	2009	2008
Income before income taxes and minority interest:
Brazil	24,107	20,770	28,080
International	1,724	1,291	(1,088)

	25,831	22,061	26,992

Tax expense at statutory rates- (34%)	(8,783)	(7,501)	(9,177)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(206)	(148)	(254)
Change in valuation allowance	(106)	(98)	(1,004)
Foreign income subject to different tax rates	339	556	25
Tax incentive (1)	131	167	219
Equity	104	114	(7)
Tax benefit from interest on shareholders’equity (see Note 16 (f))	1,991	1,331	995
Technological Innovations	157	134	162
Goodwill Impairment (see Note 17 (a))	-	-	(76)
Other	17	207	(142)

Income taxes expenses per consolidated statement of income	(6,356)	(5,238)	(9,259)

(1) On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct certain tax incentives from income tax payable, covering the tax years from 2006 thru 2015. During the year ended December 31, 2010, Petrobras recognized a tax benefit in the amount of US$131 (US$167 on December 31, 2009 and US$219 on December 31, 2008) primarily related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, which have been accounted for under the flow through method.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income taxes benefits (expenses) attributable to income from continuing operations:

	Year ended December 31,
	2010	2009	2008

Brazil:
Current	(3,156)	(3,987)	(6,583)
Deferred	(2,887)	(932)	(2,463)

	(6,043)	(4,919)	(9,046)

International:
Current	(240)	(391)	(321)
Deferred	(73)	72	108

	(313)	(319)	(213)

Income taxes expenses	(6,356)	(5,238)	(9,259)

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3. Income Taxes (Continued)

The major components of the deferred income taxes accounts in the consolidated balance sheets are as follows:

	As of December 31,
	2010	2009

Current assets	540	669
Valuation allowance	(5)	(8)
Current liabilities	(1)	(15)

Net current deferred tax assets	534	646

Non-current assets
Employees’ postretirement benefits, net of Accumulated postretirements benefit reserves adjustments	1,458	879
Tax loss carryforwards	2,364	2,194
Other temporary differences, not significant individually	801	1,091
Valuation allowance	(1,803)	(1,691)

	2,820	2,473

Non-current liabilities
Capitalized exploration and development costs	(11,292)	(8,912)
Property, plant and equipment	(1,597)	(1,609)
Exchange variation	(1,390)	(995)
Other temporary differences, not significant individually	(928)	(526)

	(15,207)	(12,042)

Net non-current deferred tax liabilities	(12,387)	(9,569)

Non-current deferred tax assets	317	275

Non-current deferred tax liabilities	(12,704)	(9,844)

Net deferred tax liability	(11,853)	(8,923)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3. Income Taxes (Continued)

The Company has domestic accumulated tax loss carryforwards amounting to US$1,313 as of December 31, 2010, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards can be carried forward indefinitely in Brazil. Management believes that for the tax benefits where valuation allowance is more likely than not that it will realize those tax benefits within ten years at the maximum.

The Company has foreign accumulated tax loss carryforwards amounting to US$5,684 as of December 31, 2010. Tax loss carryfowards exists in many international jurisdictions. Whereas some of these tax loss carryfowards do not have expiration date, others expire at various times from 2011 to 2030.

Valuation allowance has been established for certain credit loss carryfowards that reduce deferred tax to an amount that will, more likely than not, be realized. Annually management evaluates the realization of its deferred tax assets taking into consideration, among other elements, the level of historical taxable income, the projected future taxable income, tax-planning strategies, expiration dates of the tax loss carryforwards, and scheduled reversal of the existing temporary differences. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the net change in the valuation allowance for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008

Balance at January 1,	(1,699)	(1,614)	(667)
Additions	(146)	(185)	(1,071)
Reductions allocated to income tax expense	40	88	67
Cumulative translation adjustments	(3)	12	57

Balance at December 31,	(1,808)	(1,699)	(1,614)

Current valuation allowance	(5)	(8)	(5)
Long term valuation allowance	(1,803)	(1,691)	(1,609)

Valuation allowance additions of US$146 in 2010 and US$185 in 2009, primarily related to tax loss carryforwards from foreign operations and domestic thermoelectric power plants for which no tax benefit is expected to be realized in the foreseeable future.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

3. Income Taxes (Continued)

The Company has not recognized a deferred tax liability of approximately US$449 for the undistributed earnings of its foreign operations that arose in 2010 and prior years as the Company considers these earnings to be indefinitely reinvested (US$280 in 2009). A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. As of December 31, 2010, the undistributed earnings of these subsidiaries were approximately US$1,321 (US$823 as of December 31, 2009).

The Company has no unrecognized tax benefits relating to uncertain tax positions and accrued penalties and interest as of January 1, 2008, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010. In addition, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction and in many foreign jurisdictions for which is open for inspection depending on legislation applicable individually to them. In the case of the Brazilian and Argentinean tax positions, income tax returns remain subject to examination by the respective tax authorities for the years beginning in 2004.

4. Cash and Cash Equivalents

	As of December 31,
	2010	2009

Cash	1,974	1,478
Investments - Brazilian reais (1)	7,819	10,780
Investments - U.S. dollars (2)	7,840	3,911

	17,633	16,169

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

5. Marketable Securities

	As of December 31,
	2010	2009
Marketable securities classification:
Available-for-sale	3,162	2,551
Trading	15,395	-
Held-to-maturity	154	180

	18,711	2,731

Less: Current portion of marketable securities	(15,612)	(72)

Long-term portion of marketable securities	3,099	2,659

Available-for-sale securities are presented as “Non-current assets”, as they are not expected to be sold or liquidated within the next twelve months. As of December 31, 2010, Petrobras had a balance of US$2,939 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with Codification Topic 320.

On October 23, 2008, the B Series National Treasury Notes, included in available for sale, were used as a guarantee after the confirmation of the agreements into with Petros, Petrobras’ pension plan (see Note 15 (a)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupons of 6% p.a., which is paid semi-annually. At December 31, 2010, the balances of the National Treasury Notes - Series B (NTN-B) are measured in accordance to their market value, based on the average prices disclosed by the National Association of Open Market Institutions (ANDIMA).

During the third quarter of 2010, Petrobras invested a portion of the resources raised from the Global Offering (see Note 9(a)) primarily in Brazilian Treasury Securities with original maturity of more than three months. These securities were classified as trading, in accordance with Codification Topic 320, due to the purpose of selling them in the near term.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

6. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

		As of December 31,
		2010	2009

Trade		15,085	11,507
Less: Allowance for uncollectible accounts		(1,608)	(1,446)

		13,477	10,061
Less: Long-term accounts receivable, net		(2,905)	(1,946)

Current accounts receivable, net		10,572	8,115

	As of December 31,
	2010	2009	2008

Allowance for uncollectible accounts
Balance at January 1,	(1,446)	(1,191)	(1,290)
Additions	(196)	(130)	(84)
Write-offs	100	88	16
Cumulative translation adjustments	(66)	(213)	167

Balance at December 31,	(1,608)	(1,446)	(1,191)

Allowance on short-term receivables	(1,028)	(875)	(638)

Allowance on long-term receivables	(580)	(571)	(553)

At December 31, 2010 and 2009, long-term receivables include US$642 and US$633, respectively relating to payments made by the Company to suppliers and subcontractors on behalf of certain contractors. These contractors had been hired by the subsidiary Brasoil for the construction/conversion of vessels into FPSO (“Floating Production, Storage and Offloading”) and FSO (“Floating, Storage and Offloading”) and failed to make the payments to their suppliers and subcontractors. The Company made the payments to avoid further delays in the construction/conversion of the vessels and consequent losses to Brasoil.

The Company’s management has determined that these payments can be reimbursed, since they represent Brasoil’s rights with respect to the contractors, for which reason judicial action was filed with international courts to seek reimbursement. However, as a result of the uncertainties related to the realization of such receivables, the Company recorded an allowance for all credits not backed by collateral. Such allowance amounted to US$570 and US$561 as of December 31, 2010 and 2009, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

7. Inventories

	As of December 31,
	2010	2009
Products:
Oil products	3,799	3,379
Fuel alcohol	286	267
	4,085	3,646
Raw materials, mainly crude oil	5,690	5,494
Materials and supplies	2,044	1,917
Others	69	75
	11,888	11,132
Current inventories	11,834	11,117
Long-term inventories	54	15

Inventories are stated at the lower of cost or net realization value. As a result of the decline in the market prices of oil products, the Company recognized a loss of US$333 for the year ended December 31, 2010 (US$308 for the year ended December 31, 2009), which was classified as other operating expenses in the consolidated income statement.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	As of December 31,
	2010	2009

Local:
Domestic value-added tax (ICMS) (1)	3,022	2,816
PASEP/COFINS (2)	6,885	4,858
Income tax and social contribution	1,265	1,315
Foreign value-added tax (IVA)	42	42
Other recoverable taxes	453	371

	11,667	9,402

Less: Long-term recoverable taxes	(6,407)	(5,462)

Current recoverable taxes	5,260	3,940

(1) Domestic value-added sales tax (ICMS) is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset against taxes of the same nature.

(2) Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The recoverable income taxes and social contribution will be offset against future income taxes payable.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9. Property, Plant and Equipment, Net

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31,
	2010			2009
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Buildings and improvements	9,710	(2,062)	7,648	7,093	(1,982)	5,111
Capitalized expenses	58,146	(26,082)	32,064	47,958	(21,633)	26,325
Equipment and other assets	83,017	(32,664)	50,353	60,592	(27,637)	32,955
Capital lease - platforms and vessels	516	(45)	471	813	(63)	750
Petroleum Production Rights –Assignment Agreement	43,868	-	43,868	-	-	-
Rights and concessions	4,835	(1,421)	3,414	3,172	(1,009)	2,163
Land	757	-	757	574	-	574
Materials	4,566	-	4,566	4,360	-	4,360
Expansion projects:
Construction and installations in progress:
Exploration and Production	33,491	-	33,491	27,664	-	27,664
Refining, Transportation & Marketing	33,062	-	33,062	22,683	-	22,683
Gas & Power	6,218	-	6,218	11,010	-	11,010
Distribution	328	-	328	285	-	285
International	158	-	158	680	-	680
Corporate	2,169	-	2,169	1,607	-	1,607
	280,841	(62,274)	218,567	188,491	(52,324)	136,167

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9. Property, Plant and Equipment, Net (Continued)

a) Accounting treatment of Assignment Agreement (“Cessão Onerosa”)

On September 3, 2010, Petrobras entered into an agreement with the Brazilian federal government (Assignment Agreement), under which the government assigned to the Company the right to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent up to 40 years renewable for more five years upon certain conditions.

The Assignment Agreement was approved by the Company’s Board of Directors and by the minority shareholders, following a valuation procedure based on, among other factors, an assessment prepared by independent third party experts.

The total purchase price of the rights acquired under the Assignment Agreement was US$43,868, paid to the Federal Government through funds obtained by the global offering of shares of the Company (see Note 16(a)), US$39,768 through the transfer of Brazilian Treasury Securities and the remaining US$4,100 in cash.

In accordance with ASC 932 “Extractive Activities - Oil and Gas”, the rights acquired by the Company were recognized as Property Plant & Equipment (long-term asset) as acquisition costs. The acquisition cost will be depreciated based on the unit-of-production method during the period of production of the related reserves and will also be subject to the impairment test. After the production of all the volumes that we were entitled, the acquisition costs will be completely depreciated.

The Assignment Agreement provides for a subsequent revision of the volume and the price, based on an independent third party assessment. If the contract parties determine that the value of the rights acquired is higher than the initial purchase price, the Company may either pay the difference to the Brazilian federal government, in which case is expected the recognition of the difference as Property Plant & Equipment (long-term asset), or reduce the total volume acquired under the contract, in which case there would be no impact on the balance sheet. If the contract parties determine that the value of the rights acquired is lower than the initial purchase price, the Brazilian federal government will pay for the difference in cash and/or bonds, dependent of Government Budget conditions and it is expected a reduction of the amount originally recorded as Property Plant & Equipment (long-term asset) by the amount received from the Brazilian federal government.

The knowledge of the reserves and the geological uncertainties remain unchanged since the signing of the assignment agreement. The final value of the cost of the assignment will depend mainly on full knowledge: of the reserves, of the production scenarios and the technologies to be developed, which should occur not later than 2014, the deadline stipulated for the declaration of commercialization.

The Company will record any adjustment to the acquisition cost, when it is probable and determinable it will pay or receive in the future, amounts as a result of the subsequent revision.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9. Property, Plant and Equipment, Net (Continued)

b) Codification Topic 410 - Asset Retirement Obligations

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

A summary of the annual changes in the asset retirement obligations is presented as follows:

Liabilities

Balance as of December 31, 2008	2,825

Accretion expenses	164
Liabilities incurred	24
Liabilities settled	(4)
Revision of provision	(955)
Cumulative translation adjustment	758

Balance as of December 31, 2009	2,812

Accretion expenses	137
Liabilities incurred	1,088
Liabilities settled	(124)
Revision of provision	(858)
Cumulative translation adjustment	139

Balance as of December 31, 2010	3,194

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

9. Property, Plant and Equipment, Net (Continued)

c) Impairment

For the years ended December 31, 2010, 2009 and 2008, the Company recorded impairment charges of US$402, US$319 and US$519, respectively. During 2010, the impairment charge was primarily related to producing properties in Brazil (US$346) and due to the impairment of assets held for sale, referring to the refining and distribution segments in Argentina (US$56). The petroleum and natural gas fields that presented losses already had high maturity levels and, consequently, produced insufficient petroleum and gas to cover production costs. This factor had a reducing effect on the economic analysis that led to the recording of a provision for loss through devaluation in some fields.

10. Investments in Non-Consolidated Companies and Other Investments

Petrobras conducts portions of its business through investments in companies accounted for using the equity and cost methods. These non-consolidated companies are primarily engaged in the petrochemicals and product transportation businesses.

		Investments
	Total ownership	2010	2009

Equity method	20% - 50% (1)	5,957	3,988
Investments at cost		355	362
Total		6,312	4,350

(1) As described further in this Note, certain thermoelectrics with ownership of 10% to 50% are also accounted as equity investments due to particularities of significant influence.

At December 31, 2010, the Company had investments interest of 36.1% with balance of US$2,867 in Braskem S.A., that were recorded according to equity method.

The Company also has investments in companies for the purpose of developing, constructing, operating, maintaining and exploring thermoelectric plants included in the federal government’s Priority Thermoelectric Energy Program, with equity interests of between 10% and 50%. The balance of these investments as of December 31, 2010 and 2009 includes US$118 and US$110 respectively, and are included as equity method investments due to the Company’s ability to exercise significant influence over such operations.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

11. Petroleum and Alcohol Account - Receivable from Federal Government

Changes in the Petroleum and Alcohol account

The following summarizes the changes in the Petroleum and Alcohol account for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009

Opening balance	469	346
Financial income (Note 22)	3	4
Translation gain	21	119

Ending balance	493	469

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

12. Financing

The Company has utilized project financing to continue its development of exploration, production and related projects.

The VIE’s associated with the project financing projects are consolidated based on ASC Topic 810-10-25 (“Variable Interest Entities”).

The weighted average annual interest rates on outstanding short-term borrowings were 2.31% and 2.53% at December 31, 2010 and 2009, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31,
	Current		Non- current
	2010	2009	2010	2009
Abroad
Financial institutions	6,381	5,307	17,460	10,421
Bearer bonds - Notes	587	583	11,573	11,723
Suppliers	-	-	5	6
Trust Certificates – Senior/Junior	71	70	194	263
Other	2	2	302	384

	7,041	5,962	29,534	22,797

In Brazil
BNDES	1,269	842	19,384	18,181
Debentures – BNDES	148	137	496	518
Debentures – Other financial institutions	41	807	931	802
FINAME – Earmarked for construction of Bolívia –
Brazil gas pipeline	42	44	233	58
Advance on exchange contracts (ACC)	22	3	-	-
Export credit notes	66	632	6,295	3,548
Bank credit certificate	32	4	2,164	2,071
Other	299	-	1,434	1,066

	1,919	2,469	30,937	26,244

	8,960	8,431	60,471	49,041

Interest on debt	869	766
Current portion of long-term debt	2,883	3,406
Current debt	5,208	4,259

Total debt	8,960	8,431

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

b) Long-term debt (Continued)

· Composition of foreign currency denominated debt by currency

	As of December 31,
	2010	2009
Currencies:
United States dollars	27,583	21,339
Japanese Yen	1,651	1,377
Euro	131	53
Other	169	28

	29,534	22,797

· Maturities of the principal of long-term debt

The long-term portion at December 31, 2010 becomes due in the following years:

2012	4,137
2013	2,503
2014	3,517
2015	5,311
2016	22,596
2017 and thereafter	22,407

60,471

Interest rates on long-term debt were as follows:

	As of December 31,
	2010	2009
Foreign currency
6% or less	21,900	13,943
Over 6% to 8%	6,285	7,102
Over 8% to 10%	1,219	1,615
Over 10% to 12%	33	32
Over 12%	97	105

	29,534	22,797
Local currency
6% or less	2,426	1,433
Over 6% to 8%	17,932	14,437
Over 8% to 10%	592	5,147
Over 10% to 12%	9,987	5,227

	30,937	26,244

	60,471	49,041

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

c) Issuance of long-term debt

The main long-term funding carried out in the period from January to December 2010 is shown in the following table:

c.1) Foreign

		Amount
Company	Date	US$ million	Maturity	Description

Petrobras	Feb/2010	2,000	2019	Financing obtained from the China
				Development Bank (CDB), with a cost of
Petrobras	March/2010	2,000	2019	Libor plus spread of 2.8% p.a.

				Financing obtained from the Credit Agriclole
PNBV	Apr/2010	1,000	2015	and Investment Bank, at a rate of Libor plus
				spread of 1.625% p.a.

				Financing obtained from the Standard
PNBV	Jul/2010	1,000	2017	Chartered Bank, at a rate of Libor plus 1.79%
				p.a.

				Financing obtained from the Citibank, at a rate
PNBV	Aug/2010	1,000	2015	of Libor plus 1.61% p.a.

PNBV	Nov/2010	500	2016	Loan from Société Générale – Libor plus
				1.62%p.a.

PNBV	Nov/2010	314	2021	Loan from Citibank and EKSPORTFINANS –
				Libor plus 0.725% p.a.

		7,814

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

c) Issuance of long-term debt (Continued)

c.2) In Brazil

		Amount
Company	Date	(US$ million)	Maturity	Description

				Export credit note with an interest rate
Refap	Feb and	360	2015	between 109.4% and 109.5% of average
	Mar/2010			rate of CDI.

				Financing obtained from Banco do
Petrobras	Jun/2010		2016	Brasil, through issuance of export credit
		1,320		notes at a rate of 110.5% of average rate
				of CDI + flat fee of 0.85%.

				Financing obtained from Caixa
Petrobras	Jun/2010		2017	Economica Federal, through issuance of
		1,200		export credit notes at a rate of 112.9%
				of average rate of CDI.

				Financing obtained from Banco do
				Brasil, through the issuance of export
Petrobras	Nov/10	2,371	2016	credit notes at a rate of 109% of average
				rate of CDI + flat fee of 1.25%.

		5,251

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

d) Financing with offcial credit agencies

d.1) Foreign

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description
	China				Libor +2.8% p.a.
Petrobras	Development	10,000	7,000	3,000
	Bank

d.2) In Brazil

		Amount in US$
Company	Agency	Contracted	Used	Balance	Description

					Program for Modernization and
Transpetro (*)	BNDES	5,404	326	5,078	Expansion of the FLEET
					(PROMEF) - TJLP+2.5% p.a. +
					3% p.a. for imported products.

Transportadora					Coari-Manaus gas pipeline -
Urucu Manaus	BNDES	1,910	1,896	14	TJLP+1.76%/1.96% p.a.
TUM(**)

Transportadora					Cacimbas-Catu gas pipeline
GASENE	BNDES	1,329	1,329	-	(GASCAC) – TJLP+1.96% p.a.

Transportadora					Cabiúnas - Vitoria gas pipeline
GASENE	BNDES	570	570	-	(GASCAV) – TJLP+1.96% p.a.

	Banco do				Commercial Credit Certificate
Petrobras	Brasil	300	212	88	(FINAME) – 4.5% p.a.

	Caixa				Bank Credit Certificate –
Petrobras	Economica	180	-	180	revolving credit - 110% of
	Federal				average CDI.

(*)Agreements for conditioned purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of US$6,005, where 90% is financed by BNDES.

(**) On August 18, 2010 SPE Transportadora Urucu Manaus (TUM) was taken over by Transportadora Associada de Gás (TAG).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

12. Financing (Continued)

e) Guarantees and covenants

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Goverment in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements were signed, which had as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian Treasuary until the settlement of the obligations guaranteed by the Federal Government. This debt had an outstanding balance of US$213 and US$253 at December 31, 2010 and 2009, respectively.

In guarantee of the debentures issued, REFAP has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate -CDI. REFAP has to maintain three times the value of the sum of the last installment due of the amortization of the principal and related charges.

At December 31, 2010 and 2009, Gaspetro had secured certain debentures issued to finance the purchase of the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of Gaspetro responsible for the operation of the pipeline.

The Company’s debt agreements contain affirmative covenants regarding, among other things provision of information; financial reporting; conduct of business; maintenance of corporate existence; maintenance of government approvals; compliance with applicable laws; maintenance of books and records; maintenance of insurance; payment of taxes and claims; and notice of certain events. The Company’s debt agreements also contain negative covenants, including: without limitation; limitations on the incurrence of indebtedness; limitations on the incurrence of liens; limitations on transactions with affiliates; limitations on the disposition of assets; limitation on consolidations, mergers, sales and/or conveyances; negative pledge restrictions; change in ownership limitations; ranking; use of proceeds limitations; and required receivables coverages. Petrobras’ management affirms that the Company is in compliance with the covenants within debt agreements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

13. Financial Income (Expenses), Net

Financial expenses, financial income, monetary and exchange variation, allocated to income for the years ended at December 31, 2010, 2009 and 2008 are as follows:

	Years ended December 31,
	2010	2009	2008
Financial expenses

Loans and financing	(4,127)	(2,405)	(1,634)
Leasing	(10)	(30)	(41)
Losses on derivative instruments (Note 19)	(173)	(427)	(425)
Repurchased securities losses	(27)	(31)	(35)
Other	(544)	(511)	(163)

	(4,881)	(3,404)	(2,298)

Capitalized interest	3,238	2,109	1,450

	(1,643)	(1,295)	(848)

Financial income
Investments	985	712	533
Clients	153	123	129
Marketable Securities	701	392	183
Gains on derivative instruments (Note 19)	174	247	636
Other	617	425	160

	2,630	1,899	1,641

Monetary and exchange variations	714	(175)	1,584

	1,701	429	2,377

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

14. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At December 31, 2010, assets under capital leases had a net book value of US$471 (US$750 at December 31, 2009).

The following is a schedule by year of the future minimum lease payments as of December 31, 2010:

2011	107
2012	42
2013	18
2014	18
2015	18
2016	20
2017 and thereafter	47

Estimated future lease payments	270

Less amount representing interest at 6.2% to 12.0% annual	(48)

Present value of minimum lease payments	222

Less current portion of capital lease obligations	(105)

Long-term portion of capital lease obligations	117

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of
	December 31, 2010			December 31, 2009
		Health			Health
	Pension	Care		Pension	Care
	Benefits	Benefits	Total	Benefits	Benefits	Total
Current liabilities
Defined-benefit plan	369	374	743	182	325	507
Variable Contribution plan	39	-	39	187	-	187
Employees’ postretirement projected benefits obligation	408	374	782	369	325	694

Long-term liabilities
Defined-benefit plan	5,719	7,889	13,608	4,419	6,544	10,963
Variable Contribution plan	132	-	132	-	-	-
Employees’ postretirement projected benefits obligation	5,851	7,889	13,740	4,419	6,544	10,963

	6,259	8,263	14,522	4,788	6,869	11,657

Shareholders’ equity - Accumulated other comprehensive income
Defined-benefit plan	3,322	609	3,931	2,282	121	2,403
Variable Contribution plan	189	-	189	91	-	91
Tax effect	(1,194)	(207)	(1,401)	(807)	(41)	(848)
Net balance recorded in shareholders’ equity	2,317	402	2,719	1,566	80	1,646

15.1) Pension plans in Brazil – Defined benefit and variable contribution

a) Petros Plan - Fundação Petrobras de Seguridade Social

The Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a private, legally separate nonprofit pension entity with administrative and financial autonomy.

The Petros plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and affiliated companies. The Petros Plan is now closed to new employees of the Petrobras system since September 2002.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.1) Pension plans in Brazil – Defined benefit and variable contribution (Continued)

a) Petros Plan - Fundação Petrobras de Seguridade Social (Continued)

Additionally, Petros is funded by income resulting from the investment of these contributions. The Company’s funding policy is to contribute to the plan annually the amount determined by actuarial calculations. In the calendar 2010 year, benefits paid totaled US$1,054 (US$911 in 2009).

The Company’s liability related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method. The assets that guarantee the pension plan are presented as a reduction to the net actuarial liabilities.

The actuarial gains and losses generated by the differences between the values of the obligation and assets determined based on projections and the actual figures are respectively included or excluded from the calculation of the net actuarial liability and recorded as “Postretirement benefit reserves adjustments net of tax - pension cost”, in shareholders’ equity. Actuarial gains and losses are amortized during the average remaining service period of the active employees of approximately 6.5 years at December 31, 2009, in accordance with the procedure established by Codification Topic 715.

The relation between contributions by the sponsors and participants of the Petros Plan, considering only those attributable to the Company and subsidiaries in the 2010 and 2009 financial years was 1.00 to 1.00. The Company’s best estimate of contributions expected to be paid in 2011 respective to the pension plan approximates US$540, with total pension benefit payments in 2011 expected to be US$1,695.

According to Constitutional Amendment No. 20 of 1998, the computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in Codification Topic 715), must be equally shared between the sponsor and the participants, by an adjustment to the normal contributions.

Petrobras and its subsidiaries sponsoring the Petros plan, trade unions and Petros executed a Financial Commitment Agreement on October 23, 2008, after legal homologation on August 25, 2008, to cover commitments with pension plans, which will be paid in semi-annually installments with interest of 6% p.a. on the debtor balance updated by the IPCA, for the next 20 years, as previously agreed during the renegotiation. At December 31, 2010, the balance of the obligation of Petrobras and subsidiaries referring to the Financial Commitment Agreement was US$2,874, of which US$175 matures in 2011, which are recognized in these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.1) Pension plans in Brazil – Defined benefit and variable contribution (Continued)

a) Petros Plan - Fundação Petrobras de Seguridade Social (Continued)

The Company’s obligation, through the Financial Commitment Agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan’s regulations, in relation to the benefits, and in the closing of existing litigations.

At December 31, 2010, Petrobras had long-term National Treasury Notes in the amount of US$2,939 (US2,363 at December 31, 2009), acquired to balance liabilities with Petros, which will be held in the Company’s portfolio and used as a guarantee for the Financial Commitment Agreement.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.1) Pension plans in Brazil – Defined benefit and variable contribution (Continued)

b) Petros Plan 2 - Fundação Petrobras de Seguridade Social

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

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In fiscal year 2010, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was US$231.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the participant had no plan and, therefore, should cover the part related to the participants and the sponsors.

The actuarial evaluation in 2009 of Fundação Petros, to attend the rules for Supplementary Pensions, showed evidence of a lower level of loss from risk events in the year, and it also observed that the balance of the collective risk fund presented an amount sufficient to cover the estimated benefits for 2010. Accordingly, the Foundation followed the actuary’s suggestion that the risk contributions were redirected to the member’s account in the plan during the first semester of 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.2) Pension plans abroad - Defined benefit

The main defined benefit plans offered by the subsidiaries of Petrobras Internacional Braspetro B.V. (PIB BV), are as follows:

  Petrobras Energía S.A.

a) “Termination Indemnity” Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the company, according to a decreasing scale, according to the number of the years the plan has existed.

b) “Compensating Fund”

This benefit is available to all Pesa employees who have joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service.

  Nansei Sekiyu S.A.

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefits plan, a defined benefit plan, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor.

15.3) Other defined contribution plans

The subsidiaries Transpetro and some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees

15.4) Plan assets

Investment Policies and Strategies

The Corporation’s investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and diversification to reduce the risk of the portfolio. The plan asset portfolio should follow the policies established by the Central Bank of Brazil. The fixed income funds are largely invested in corporate and government debt securities. The target asset allocation for the period between 2011-2015 is (25%-70%) fixed income, (15%-50%) variable income, (1,5%- 8%) real estate, (0%-15%) loans to participants of the plan and (2,5% - 15%) other investments.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.4) Plan assets (Continued)

Fair Value Measurements at December 31, 2010 (US$ millions)
Asset Category	Total Fair Value	Level 1	Level 2	Level 3	Allocation %

Fixed Income	14,810	9,483	5,327	-	54%
Corporate bonds	5,254	-	5,254	-	19%
Government bonds - Brazil	9,483	9,483	-	-	35%
Others	73	-	73	-	-
Variable income	10,974	6,280	1,319	3,375	40%
Brazilian Equity Securities	6,280	6,280	-	-	23%
Equity funds	4,670	-	1,296	3,374	17%
Other Investments	24	-	23	1	-
Real estate	877	-	-	877	3%

	26,661	15,763	6,646	4,252	97%

Loans	679				3%

Total	27,340				100%

Loans are valued at cost, which approximates fair value. Fair values of fixed income assets include government bonds and the fair value is based on observable quoted prices that are traded on active exchanges (Level 1).

Fair values of Brazilian equity securities categorized in Level 1 are primarily based on quoted market prices. The equity securities include investments in the Company’s common stock and preferred shares in the amount of US$1,042 and US$790, respectively, at December 31, 2010.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.4) Plan assets (Continued)

The fair value of equity funds Level 3 are calculated using the discounted cash flow. The effect of fair-value measurements using significant unobservable inputs on changes in Level 3 plan assets for the period is:

	US$ million
	Private equity funds	Other Investiments	Real estate	Total

Total at December 31,2009	2,403	10	505	2,918
Profitability of Plan Assets:	841	-	142	983
Purchases, Sales and Settlements	8	(9)	202	201
Gain on translation	122	-	28	150

Total at December 31, 2010	3,374	1	877	4,252

The investment portfolio of the Petros Plan and Petros 2 at December 31, 2010 was composed of: 54% of fixed income, with expected profitability of 6.2% p.a.; 40% of variable income, with expected profitability of 8% p.a.; and 6% of other investments (transactions with members, real estate and infrastructure projects), which resulted in an average interest rate of 6.78% p.a.

15.5) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.5) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage	One percentage
	point-increase	point-decrease

Effect on total of services and interest cost component	147	(119)
Effect on postretirement benefit obligation	1,210	(991)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.6) Funded Status, net periodic benefit cost and accumulated other comprehensive income

a) Funded status of the plans

The funded status of the plans at December 31, 2010 and 2009, based on the report of the independent actuary, and amounts recognized in the Company’s balance sheets at those dates, are as follows:

	2010			2009
	Pension Plans			Pension Plans
			Health Care Benefits			Health Care Benefits
	Defined-Benefits	Variable Contribution		Defined-Benefits	Variable Contribution

Change in benefit obligation:
Benefit obligation at beginning of year	27,276	302	6,869	16,041	128	4,225
Service cost	239	61	117	165	53	75
Interest cost	3,094	35	783	2,371	19	630
Plan change	-	-	-	-	-	-
Actuarial loss (gain)	2,292	28	480	3,403	42	575
Benefits paid	(1,052)	(2)	(309)	(909)	(2)	(236)
Variable contribution new pension plan	-	-	-	-	-	-
Other	(3)	-	-	(20)	1	-
Gain on translation	1,308	16	328	6,225	61	1,600

Benefit obligation at end of year	33,154	440	8,268	27,276	302	6,869

Change in plan assets:
Fair value of plan assets at beginning of year	22,674	116	-	14,079	36	-
Actual return on plan assets	3,812	19	-	3,703	14	-
Company’s contributions	460	-	309	327	23	236
Employees’ contributions	219	-	-	179	23	-
Benefits paid	(1,052)	(2)	(309)	(909)	(2)	(236)
Other	2	-	-	(5)	-	-
Gain on translation	1,088	4	-	5,300	21	-

Fair value of plan assets at end of year	27,203	137	-	22,674	116	-

Funded status	(5,951)	(303)	(8,268)	(4,602)	(186)	(6,869)

Amounts recognized in the balance sheet consist of:
Current liabilities	(105)	(303)	(374)	(183)	(186)	(325)
Long-term liabilities	(5,846)	-	(7,894)	(4,419)	-	(6,544)

	(5,951)	(303)	(8,268)	(4,602)	(186)	(6,869)

Unrecognized net actuarial loss	3,047	62	590	2,200	29	101
Unrecognized prior service cost	275	127	19	82	62	20

Accumulated other comprehensive income	3,322	189	609	2,282	91	121

Net amount recognized	(2,629)	(114)	(7,659)	(2,320)	(95)	(6,748)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.6) Funded Status, net periodic benefit cost and accumulated other comprehensive income (Continued)

b) Net periodic benefit cost

	2010			2009
	Pension Plans		Health Care Benefits	Pension Plans		Health Care Benefits
	Defined- Benefits	Variable Contribution		Defined- Benefits	Variable Contribution

Service cost-benefits earned during the year	243	62	119	165	53	75
Interest cost on projected benefit obligation	3,148	36	797	2,371	19	630
Expected return on plan assets	(2,682)	(17)	-	(1,995)	(8)	-
Amortization of net prior service cost	64	10	4	59	9	2
Gain (loss) on translation	(1)	-	-	53	6	104
	772	91	920	653	79	811

Employees’ contributions	(223)	-	-	(179)	(23)	-

Net periodic benefit cost	549	91	920	474	56	811

c) Accumulated other comprehensive income

	2010			2009
	Pension Plans		Health Care Benefits	Pension Plans		Health Care Benefits
	Defined Benefits	Variable Contribution		Defined Benefits	Variable Contribution

Accumulated other comprehensive income at beginning of year	2,282	90	121	253	95	(404)
Net actuarial loss/(gain)	1,118	96	480	1,800	(82)	575
Amortization of actuarial (loss)/gain	(1)	(1)	-	-	-	-
Net prior service cost	-	-	-	-	-	-
Amortization of net prior service cost	(60)	(9)	(2)	(51)	(8)	2
Gain/(loss) on translation	(17)	13	10	280	86	(52)

Accumulated other comprehensive income at end of year	3,322	189	609	2,282	91	121

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.6) Funded Status, net periodic benefit cost and accumulated other comprehensive income (Continued)

c) Accumulated other comprehensive income (Continued)

Amounts included in accumulated other comprehensive income at December 31, 2010, that are expected to be amortized into net periodic postretirement cost during 2011 are provided below:

	Pension Plans		Health Care Benefits
	Defined Benefits	Variable Contribution
Unrecognized net actuarial loss (gain)	1	1	2
Unrecognized prior service cost	61	9	-

d) Assumptions

The main assumptions adopted in 2010 and 2009 for the actuarial calculation are summarized as follows:

	2010	2009

Discount rate	Inflation 5.3% to 4.3% p.a. (1) + interest 5.91% p.a.(2)	Inflation 4.5% to 4% p.a.(1) + interest: 6.57% p.a.(2)
Growth rate for salaries	Inflation 5.3% to 4.3% p.a. (1) + 2.220% p.a	Inflation 4.5% to 4% p.a.(1) + 2.295% p.a
Expected return rate from the pension plan assets	Inflation 5.3% p.a.(1) + interest: 6.78% p.a.	Inflation 4.5% p.a.(1)+ interest:6.74.% p.a.
Turnover rate of the health plans	0.660% p.a. (3)	0.768% p.a.(3)
Turnover rate of the pension plans	Null	Null
Rate for hospital medical costs	7.89% to 4.3% p.a. (4)	7.5% to 4% p.a. (4)
Mortality table	AT 2000, sex specific	AT 2000, sex specific
Disability table	TASA 1927	TASA 1927
Mortality table for disabled persons	AT 49, sex specific	AT 49, sex specific

(1) Inflation decreasing linearly in the next 5 years when it becomes constant.
(2) The Company uses a methodology for computing an equivalent real rate from the future curve of return of the longest term government bonds, considering in the calculation of this rate the maturity profile of the pension and health care liabilities.
(3) Average turnover which varies according to age and time of service.
(4) Decreasing rate attaining in the next 30 years the projected long-term expectations for inflation.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

15. Employees’ Postretirement Benefits and Other Benefits (Continued)

15.6) Funded Status, net periodic benefit cost and accumulated other comprehensive income (Continued)

e) Cash contributions and benefit payments

In 2010, the Company contributed US$460 to its pension plans. In 2011, the Company expects contributions to be approximately US$540. Actual contribution amounts are dependent upon investment returns, changes in pension obligations and other economic factors. Additional funding may ultimately be required if investment returns are insufficient to offset increases in plan obligations.

The following benefit payments, which include estimated future service, are expected to be paid by the pension fund in the next 10 years:

	Pension Plans		Health Care Benefits
	Defined Benefits	Variable Contribution

2011	1,687	8	370
2012	1,887	13	411
2013	2,082	19	456
2014	2,287	26	499
2015	2,510	34	552
Subsequent five years	16,247	364	3,641

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16 Shareholders’ Equity

a) Capital

The Company’s subscribed and fully paid-in capital at December 31, 2010 consisted of 7,442,454,142 common shares and 5,602,042,788 preferred shares (5,073,347,344 common shares and 3,700,729,396 preferred shares at December 31, 2009). The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s bylaws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been adjusted to reflect the result of the share split.

Current Brazilian law requires that the Federal Government retains ownership of 50% plus one share of the Company’s voting shares.

a.1) Capital increase

  Capital increase with reserves in 2010

The Special General Shareholders’ Meeting, held jointly with the General Shareholders’ Meeting on April 22, 2010, approved the increase in the Company’s capital from US$36,194 (R$78,967 million) to US$39,741 (R$85,109 million), through the capitalization of part of the profit reserves in the amount of US$3,251 (R$5,627 million), where US$519 (R$899 million) is from the statutory reserve, US$2,724 (R$4,713 million) from the profit retention reserve, in accordance with article 199, of Law 6404/76, US$8 (R$15 million) from part of the tax incentive reserve formed in 2009, in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Ministry of National Integration, and from capital reserves in the amount of US$296 (R$515 million).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16.Shareholders’ Equity (Continued)

a) Capital (Continued)

a.1) Capital increase (Continued)

  Capital increase with issuing of shares

On September 23, 2010, the Board of Directors of Petrobras approved a capital increase from US$39,741 (R$85,109 million) to US$106,655 (R$200,161 million) through the issuance of 2,293,907,960 common shares and 1,788,515,136 preferred shares, with the same rights of its existing shares.

On September 29, 2010, as a result of the Global Offering of the abovementioned shares, Petrobras raised US$66,914 (R$115,052 million), US$39,768 (R$67,816 million) represented by Brazilian Treasury Shares and the remaining US$27,146 (R$47,236 million) in cash. All the Brazilian Treasury Shares and part of the cash raised was used to settle the Assignment Agreement (see Note 9(a)).

As a result of the issuance, Petrobras' total capital was represented by 7,367,255,304 common shares and by 5,489,244,532 preferred shares as of September 30, 2010.

On October 1, 2010, the Board of Directors of Petrobras approved the issuance of 75,198,838 common shares and 112,798,256 preferred shares, resulting from the offering green shoe, with the same prices and rights of the previously shares issuance. As a result of the issuance, Petrobras raised US$3,091 (R$5,196 million) and its total capital is represented by 7,442,454,142 common shares and by 5,602,042,788 preferred shares.

  Capital increase with reserves in 2011

The Management of Petrobras will propose to the Special General Shareholders’ Meeting to be held jointly with the General Shareholders’ Meeting for 2011, a capital increase for the Company from US$109,746 (R$205,357) to US$109,760 (R$205,380), through capitalization of part of the tax incentive profit reserve established in 2010 in the amount of US$14 (R$23), in compliance with article 35, paragraph 1, of Ordinance 2091/07 of the Government Minister for National Integration. This capitalization will be made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6404/76.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Shareholders’ Equity (Continued)

a) Capital (Continued)

a.2) Subsequent Amendment of the Bylaws

Subsequent to the balance sheet date, at an Extraordinary General Shareholders’ meeting, held on January 31, 2011, it was approved the amendment of the Company’s bylaws as follows:

a) to amend article 4, main clause, in order to establish that the Company’s capital is now reported as being US$109,746 (R$205,357), divided into 13,044,496,930 registered, book-entry shares, with no par value, of which 7,442,454,142 are common shares and 5,602,042,788 are preferred shares;

b) to exclude paragraphs 1, 2 and 3 of article 4, in order to withdraw the limit of authorized capital for common and preferred shares issued by the Company, which, in the terms of Law 6.404/76, would permit under certain circumstances an increase in the Company’s capital regardless of statutory amendments, through a decision of the Board of Directors;

c) to insert a new first paragraph in article 4, in order to establish that capital increases through the issuing of shares will be submitted previously to the decision of the General Shareholders’ Meeting;

d) to renumber as paragraph 2, the current paragraph 4 of article 4;

e) to renumber as paragraph 3, the current paragraph 5 of article 4;

f) to exclude clause IX of the article, which establishes the jurisdiction for the Board of Directors to decide on capital increases within the authorized limit, since the Company will no longer have authorized capital;

g) to amend clause III of article 40, which defines increases in capital as jurisdiction of the General Shareholders’ Meeting, deleting the exceptions to the hypotheses of authorized capital, which will no longer exist; and

h) to exclude article 62, which defines the transitory provisions approved in the Special General Shareholders’ Meeting of June 22, 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Shareholders’ Equity (Continued)

b) Additional Paid in Capital

b.1) Expenditures with the issuing of shares

The Global Offering direct costs in the amount of US$279, net of taxes, were recorded in shareholders’ equity.

c) Appropriated retained earnings

Brazilian Law and the Company’s bylaws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves are as follows:

  Legal reserve

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate for losses, but may not be distributed as cash dividends.

  Statutory reserve

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 55 of the Company’s bylaws.

  Tax incentive reserve

This reserve consists of investments in tax incentives, arising from allocations of part of the Company’s income tax. It relates to tax incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentived activities. Up to December 31, 2010, this incentive amounted to US$131 (US$167 on December 31, 2009), which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations and has been accounted for under the flow through method.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Shareholders’ Equity (Continued)

c) Appropriated retained earnings (Continued)

  Undistributed earnings reserve

The destination of net income for the year ended December 31, 2010, includes retention of profits of US$12,914 with a US$12,172 amount, arising from net income for the year, and US$742 originating from the initial adoption of IFRS. This proposal is intended cover to partially meet the annual investment program established in the 2011 capital budget, to be decided in the General Shareholders’ Meeting for 2011.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Shareholders’ Equity (Continued)

d) Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Year ended December 31,
	2010	2009	2008

Net income for the year attributable to Petrobras	19,184	15,504	18,879

Less priority preferred share dividends	(2,370)	(1,159)	(749)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(3,148)	(1,589)	(1,027)

Remaining net income to be equally allocated to common and preferred shares	13,666	12,756	17,103

Weighted average number of shares outstanding
Common/ADS	5,683,061,430	5,073,347,344	5,073,347,344
Preferred/ADS	4,189,764,635	3,700,729,396	3,700,729,396

Basic and diluted earnings per share
Common and preferred	1.94	1.77	2.15

Basic and diluted earnings per ADS	3.88	3.54	4.30

e) Dividends and interest on shareholders’ equity

In accordance with the Company’s bylaws, holders of preferred and common shares are entitled to a minimum dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred shareholders have priority in the receipt of an annual dividend of at least 3% of the book value of the shares or 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As of January 1, 1996, amounts attributed to shareholders as interest (see below) can be deducted from the minimum dividend computation. Dividends are paid in Brazilian reais. No withholding tax is payable on distributions of dividends made since January 1, 1996.

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

e.1) Dividends and interest on shareholders' equity – fiscal year 2010

The proposed dividends as of December 31, 2010, in the amount of US$6,780 include interest on shareholders’ equity in the total amount of US$5,857, approved by the Board of Directors, as follows:

Portion	Date of board of directors approval	Shareholders’ positions	Date payment	Value of the portion – US$ million
1st Portion Interest on shareholders’ equity	05.14.2010	05.21.2010	05.31.2010	982
2nd Portion Interest on shareholders’ equity	07.16.2010	07.30.2010	08.31.2010	966
3rd Portion Interest on shareholders’ equity	10.22.2010	11.01.2010	11.30.2010	1,062
4th Portion Interest on shareholders’ equity	12.10.2010	12.21.2010	12.30.2010	1,539
5th Portion Interest on shareholders’ equity	02.25.2011	03.21.2010		1,308
Dividends	02.25.2011			923

				6,780

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

16. Shareholders’ Equity (Continued)

e) Dividends and interest on shareholders’ equity (Continued)

e.1)Dividends and interest on shareholders' equity – fiscal year 2010 (Continued)

This interest on shareholders’ equity should be discounted from the remuneration that will be distributed at the closing of the fiscal year 2010. The amount will be monetarily updated according to the variation of the SELIC rate since the date of effective payment until the end of the aforementioned fiscal year.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s bylaws, and generated an income tax and social contribution credits of US$1,991 (US$1,331 in 2009, and US$995 in 2008) (see Note 3).

17. Acquisition/Sales of Assets and Interests

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

Change in the balance of goodwill for the years ended December 31, 2010 and 2009:

Balance as of December 31, 2008	118
Cumulative translation adjustment	21
Balance as of December 31, 2009	139
Acquisitions in Chile	49
Cumulative translation adjustment	4
Balance as of December 31, 2010	192

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Acquisition/Sales of Assets and Interests (Continued)

b) Business combinations

  Acquisition of distribution interests in Chile

On April 30, 2009, Petrobras, through its wholly owned subsidiaries Petrobras Venezuela Investments & Services B.V. e Petrobras Participaciones, S.L., located in the Netherlands and Spain, respectively, concluded the process for the acquisition of the distribution and logistics businesses of ExxonMobil in Chile, with the payment of US$463, net of the cash and cash equivalents of the purchased companies. During 2010, the Company recorded goodwill of US$49 after concluding fair value assessment of the distribution and logistics business acquired in Chile. Due to immateriality, proforma information has not been presented.

On December 1, 2009 Petrobras acquired Chevron Chile S.A.C, which produces and sells lubricants of the Texaco brand in Chile, for approximately US$14.

  Increase of interest in the capital of Breitener Energética S.A.

On December 31, 2009, Petrobras had 30% of the capital of Breitener Energética S.A., a company established for the purpose of generating electric power, located in the city of Manaus, in the state of Amazonas. On February 12, 2010, Petrobras obtained control of Breitener by acquiring an additional 35% of interest for US$2. As a result of the acquisition, Petrobras has 65% of interest in Breitener Energética S.A. Due to immateriality, proforma information has not been presented.

c) Acquisition of affiliated companies

  Acquisitions in the Biofuel Segments

In 2009 and 2010, Petrobras acquired interest in companies of the biofuel segment, as follows:

Date of the acquisition	Company	% of shares	Value of the acquisition – US$ million

December 8, 2009	BSBios Marialva Indústria e Comércio	50	32
August 24, 2010	Bioóleo Industrial e Comercial	50	11
November 1, 2010	Nova Fronteira Bioenergia S.A.	37.05	155
January 18, 2010	Total Agroindústria Canavieira S.A.	40.37	79
May 14, 2010	Açúcar Guarani S.A.	45.7	380

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Acquisition/Sales of Assets and Interests (Continued)

c) Acquisition of affiliated companies (Continued)

  Brasil Carbonos S.A.

On December 22, 2010, the Company acquired 49% of the total shares of Brasil Carbonos S.A from the Unimetal Group for the amount of US$ 27. In the evaluation of the fair value of the net assets acquired, a surplus value of US$ 17 was identified in the property, plant and equipment.

  Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar

On January 22, 2010, Petrobras and Odebrecht and Unipar entered into an agreement to consolidate all its petrochemical interests into Braskem, which was concluded on December 27, 2010, through the following transactions:

In April 2010, Petrobras contributed to Braskem approximately US$1,388, through an affiliate, as a result of a private subscription.

On April 27, 2010, Braskem acquired from Unipar 60% of Quattor Participações and, on May 10, 2010, 100% of Unipar Comercial and 33.33% of Polibutenos.

On June 18, 2010, shares representing 40% of interest in Quattor Participações S.A. held by Petrobras were exchanged by 18,000,087 new common shares issued by Braskem. The exchange was accounted for in accordance with ASC 860 "Transfers and Servicing", based on the fair value of the interest received from Braskem at the date of the transaction. As a result of the transaction a loss of US$226, net of tax, was recognized.

On August 17, 2010, Braskem transferred 1,515,433 of its preferred shares held by Odebrecht to the Company, for a nominal amount in order to accomplish the terms of the agreement.

On August 30, 2010, shares representing 10% of interest in Rio Polímeros S.A. held by Petrobras were exchanged into 1,280,132 new preferred shares issued by Braskem. The exchange was accounted for in accordance with ASC 860 "Transfers and Servicing", based on the fair value of the interest received from Braskem at the date of the transaction. As a result of the transaction a loss of US$ 46, net of tax, was recognized.

On December 27, 2010, the incorporation of the shares of Quattor Petroquímica into Braskem was concluded.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Acquisition/Sales of Assets and Interests (Continued)

c) Acquisition of affiliated companies (Continued)

  Investment agreement between Petrobras, Petroquisa, Braskem, Odebrecht and Unipar (Continued)

As a result of the abovementioned transactions, Petrobras increased its interest in Braskem from 25.41% to 36.1% throughout 2010.

d) Acquisition of minority interest

  Sale option of the Pasadena refinery by Astra

In a decision reached on April 10, 2009, in the existing arbitration process between Petrobras America Inc - PAI and others and Astra Oil Trading NV - ASTRA and others, the exercise of the put option by ASTRA with respect to PAI, of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), was considered valid.

According to the decision reached, the consideration to acquire the remaining shareholding interest in the refinery and in the trading company in Pasadena was fixed at US$466.

In March 2009, a loss was recognized in the amount of US$147, corresponding to the difference between the fair value of the net assets and the value defined by the arbitration panel. As a result of this decision, the Company recorded a charge of US$289 in Additional Paid in Capital due to the acquisition of the remaining 49.13% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI").

There are still judicial proceedings ongoing asking for indemnifications by both parties and others revindications.

  Sale option of the Nansei Sekiyu refinery

On April 1, 2010 the Sumitomo Corporation announced its interest in exercising the right of sale to Petrobras, through its wholly owned subsidiary Petrobras Internacional Braspetro B.V., “PIBBV”, of 12.5% of the shares of the capital of the Nansei Sekiyu K.K. refinery (Nansei). The remaining shares (87.5%) are already owned by PIBBV since 2008.

The share purchase agreement was signed on September 29, 2010, and on October 20, 2010 the payment was made in the amount equivalent to US$29 (R$48,843 thousand -JPY 2,365,268 thousand ), through the delivery of the shares.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Acquisition/Sales of Assets and Interests (Continued)

d) Acquisition of minority interest (Continued)

  Sale option of the Nansei Sekiyu refinery (Continued)

As a result of the exercise of the right of sale by Sumitomo Corporation, a loss was recognized in the amount of US$10 corresponding to the difference between the fair value of the shares and the estimated purchase price.

  Acquisition of a shareholding interest in Refinaria Alberto Pasqualini S.A. - REFAP

On December 14, 2010 Downstream Participações Ltda signed the Agreement for Purchase and Sale of Shares with Repsol YPF for acquisition of 30% of the capital of Refinaria Alberto Pasqualini S.A. (Refap) for US$350. This transaction with minority shareholders resulted in a decrease of US$71 in the net equity attributable to the Company’s shareholders, as an additional paid in capital.

With this acquisition, Downstream holds 100% of the control of the shares of Refap. Repsol had acquired a 30% interest in 2001, as a result of an exchange of assets made between the companies.

  Specific purpose entities

In 2009 and 2010 Petrobras exercised options to acquire all the shares from non-controlling owners of certain Variable Interest Entities, which were previously consolidated. In accordance with ASC 810, these acquisitions were accounted for in additional paid in capital.

			% of shares		Additional paid in capital
Date of option	Project	Corporate name of the SPE	2009	2010	2009	2010

04/30/2009	Marlim	Marlim Participações S.A	100%
12/11/2009	CLEP	Companhia Locadora de
		Equipamentos Petrolíferos	100%		983
12/30/2009	NovaMarlim	NovaMarlim Participações S.A.	43.43%	56.57%	13	1
03/16/2010	Cabuínas	Cayman Cabiúnnas Investment
		Co. Ltd.		100%
08/05/2010	Amazônia	Transportadora Urucu Manaus
		S.A - TUM		100%		99
09/01/2010	Barracuda &	Barracuda & Caratinga Holding
	Caratinga	Company B.V.		100%		(572)
					996	(472)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Acquisition/Sales of Assets and Interests (Continued)

e) Sale of assets and other information

  Sale of the San Lorenzo refinery and part of the distribution network in Argentina

On May 4, 2010, Petrobras Argentina S.A. (formerly Petrobras Energia S.A.) approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of refining and distribution assets in Argentina. The deal comprises a refinery located in San Lorenzo in the province of Santa Fé, a fluvial unit and a fuel trading network connected to this refinery, consisting of 360 sales points and associated wholesaler clients.

The offer for the aforementioned assets was approximately US$36. In addition, on the closing date the petroleum inventories and the different products will be sold to Oil Combustibles for approximately US$74. The total amount of the transaction is estimated at around US$110.

The transaction is in the process of approval by the administrative authorities required by the prevailing legislation in Argentina.

The transaction does not consider the sale of the reformer unit that Petrobras Argentina has in its Puerto General San Martín Petrochemical Complex.

  Acquisition of Gás Brasiliano Distribuidora S.A.

On May 26, 2010 Petrobras S.A., through its subsidiary Petrobras Gás S.A. (Gaspetro), entered into an agreement with Enti Nazionale Idrocarburi S.p.A. (ENI) for acquisition of 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD), for the approximate amount of US$250, subject to adjustments due to the value of the company’s working capital on the date of settlement of the transaction.

Transfer of the control will be made only after the conclusion of the transaction, which is subject to approval by the Regulatory Agency for Sanitation and Energy of the State of Sao Paulo (ARSESP).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

17. Acquisition/Sales of Assets and Interests (Continued)

e) Sale of assets and other information (Continued)

  Operations in Ecuador

In 2006, the Ecuadorian government began a series of tax and regulatory reforms with respect to hydrocarbon activities, which significantly affected the agreements for participation in exploration blocks. As from November 24, 2010, all the exploration agreements in force until then had to migrate to service agreements.

Petrobras Argentina S.A. (PESA), through Sociedade Ecuador TLC S.A., holds a 30% interest in the exploration agreements for Block 18 and the unified Palo Azul field, located in the Oriente basin of Ecuador.

PESA decided not to accept the final proposal to migrate its agreements to the new contractual model, thus it is the responsibility of the Ecuadorian Government to indemnify the investments made in those exploration blocks.

Also in Ecuador, PESA has a Ship or Pay agreement entered into with Oleoducto de Crudos Pesados Ltd (OCP) for transporting oil, which is in force since November 10, 2003 with an effective term of 15 years. On account of the commitments assumed for the transport capacity contracted and not used due to the decrease in the volume of oil traded, it recorded liabilities of US$85 at December 31, 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies

a) Commitments

  Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), to purchase a total of 201.9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed. The pipeline achieved an average throughput of 22.0 million cubic meters per day during 2010.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$81, referring to the volumes not transported, the credits for which will be realized through the drawing of future volumes.

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

  Commitments for purchase of oil and oil products

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2019, which collectively obligate it to purchase a minimum of approximately 453,802 barrels of crude oil and oil products per day at market prices.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

a) Commitments (Continued)

  Minimum operating lease payments

The Company is committed to make the following minimum payments related to operating leases as of December 31, 2010:

2011	10,645
2012	9,511
2013	7,622
2014	6,232
2015	3,481
2016 and thereafter	10,587

Minimum operating lease payment commitments	48,078

The Company incurred US$5,943, US$3,939 and US$2,983, in rental expense on operating leases at December 31, 2010, 2009 and 2008, respectively.

  Guarantees for concession agreements for petroleum exploration

Petrobras provided guarantees to the ANP for the minimum exploration program defined in the concession contracts for exploration areas, totaling US$3,209 (US$2,355 in 2009). Out of this total, US$2,849 (US$2,042 in 2009) represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which the Company had already made commercial discoveries or investments. For areas whose concessions were obtained by bidding from the ANP, Petrobras has given bank guarantees totaling US$1,096 through December 31, 2010 (US$333 in 2009).

b) Litigation

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

b) Litigation (Continued)

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. At December 31, 2010 and 2009, the respective amounts accrued by type of claims are as follows:

	As of December 31,
	2010	2009
Labor claims	119	71
Tax claims	361	94
Civil claims	214	272
Commercials claims and other contingencies	66	63
Total	760	500
Current contingencies	-	(31)
Long-term contingencies	760	469

As of December 31, 2010 and 2009, in accordance with Brazilian law, the Company had paid US$1,674 and US$1,158 respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

b) Litigation (Continued)

b.1) Proceedings classified as probable losses

The principal proceedings, disclosed previously as a possible loss, this quarter are classified as a probable loss, due to the development of the legal case or agreements in progress, as follows:

  ICMS - Sinking of Platform P-36

In 2001, Platform P-36 was imported by Petrobras through temporary admission in accordance with the special regime for imports and exports (REPETRO) which suspends taxation and, therefore, on this occasion state taxes were not due.

With the sinking of the platform, in March 2001, the State of Rio de Janeiro initiated actions for collection of the suspended ICMS through tax foreclosure proceedings as it understands that there will no longer be return of the platform.

In February 2010, with an unfavorable decision at the last level of appeals in the Superior Court of Rio de Janeiro, Petrobras began to evaluate the legal aspects of the suit and the economic aspects of the use of the benefits of tax amnesty established in State Law 5,647, of January 18, 2010, which permits elimination of fines and an expressive decrease in other charges, as well as the possibility of payment with court order debts.

Petrobras adhered to the payment conditions of the aforementioned State Law, fixing the total amount agreed upon with the State of Rio de Janeiro in the amount of US$269, where US$65 was in court order debts.

  Triunfo Agro Industrial S.A and others

During the year 2000, Triunfo Agro Industrial and Others filed a suit against Petrobras, claiming losses and damages as a result of the annulling of a credit assignment transaction – excise tax (IPI) premium. The hearing by the Superior Court of Rio de Janeiro, in the second instance, was unfavorable to Petrobras and approval was denied for the appeal lodged by the Company.

Parallely to the filing of the aforementioned appeals, on September 28, 2010 Petrobras filed a motion for annulling judgment before the Full Bench of the Superior Court of Rio de Janeiro, where it obtained, by 20 votes to one, an injunction that prohibits any withdrawal of values on the part of the plaintiffs.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

b) Litigation (Continued)

b.1) Proceedings classified as probable losses (Continued)

  Triunfo Agro Industrial S.A and others (Continued)

Based on its legal counsels’ advice, the Company has assessed risk of loss to be probable. The maximum estimated exposure as at December 31, 2010, is around US$298, which has been provided. The Company has a balance of deposits in court for this process in the amount of US$205, resulting in a net amount of US$94.

  Notice of infraction – National Agency for Petroleum, Natural Gas and Biofuel – ANP

On July 1, 2010, the Company received a notice that a suit had been filed by ANP, in the amount of US$133, for the alleged miscalculations of the special participation tax basis in the Barracuda and Caratinga fields. On July 15, 2010, Petrobras filed its defense with ANP.

On September 30, ANP presented a new official letter, with a review of the amount for the official notification, as it understands that part of the leasing agreement would not consist of a financing transaction.

On October 28, 2010, Petrobras filed with ANP a request for payment in installments over 30 months in a total amount of US$52, based on the amount established in Official letter 646/2010/SPG, of October 15, 2010. Until December 31, 2010, the Company had paid three installments.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

b) Litigation (Continued)

b.1) Proceedings classified as probable losses (Continued)

Plaintiff: The Fisherman’s Federation of the State of Rio de Janeiro (FEPERJ) (Continued)

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of US$661. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in that the decision had already been specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ. Special appeals were lodged by Petrobras against this decision, which in a decision handed down on November 19, 2009 by the Superior Court of Justice, were considered fit annul the court decision of the First Civil Chamber of the Superior Court of Rio de Janeiro. Publication of the court decision is being awaited in order to evaluate whether new appeals will be lodged by FEPERJ, or whether the process will be returned to the Superior Court of Rio de Janeiro for a new hearing.

In accordance with the Company’s expert assistant calculation, the recorded amount ofUS$30 represents the award that will be set by the court at the end of the process. Based on its legal counsels’ advice, the Company has assessed risk of loss to be probable.

Plaintiff: Federal Revenue Department of Rio de Janeiro - Income Tax Withheld at Source related to CLEP

On July 16, 2009, Companhia Locadora de Equipamentos Petrolíferos (CLEP) received an assessment notice questioning the rate of Income Tax Withheld at Source, applicable to the issuing of securities abroad. Possibility of applying the Brazil - Japan Treaty (Dec. 61.889/67). On August 14, 2009, CLEP filed a refutation of this tax assessment notice in the Regional Federal Revenue Office of Rio de Janeiro. On September 3, 2009 the process was remitted to the Control and Hearing Service - DRJ. The maximum updated exposure for Petrobras as at December 31, 2010 is US$250. These amounts refer to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

The petition for an injunction for renewal of the notification of the decision handed down in the Administrative Process and suspension of the demandability of the debit of income tax withheld at source was dismissed, which permitted the filing of a bill of review on November 19, 2010.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

b) Litigation (Continued)

b.1) Proceedings classified as probable losses (Continued)

Plaintiff: Federal Revenue Department of Rio de Janeiro - Income Tax Withheld at Source related to CLEP (Continued)

On December 2, 2010, the petition for advance relief was partially granted, suspending the acts of collection of the debit until the new notification of the aforementioned decision is made at the administrative level.

b.2) Proceedings classified as possible losses

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

b) Litigation (Continued)

b.2) Proceedings classified as possible losses (Continued)

Plaintiff: Porto Seguro Imóveis Ltda. (Continued)

The publication of this decision and judgment of the aforementioned Special Appeal through which Petrobras seeks to totally reverse the sentence is being awaited.

If the award is not reversed, the indemnity estimated to Petroquisa, including monetary correction and interest, would be US$11,422. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity estimated at US$7,539, will not represent a disbursement from Petrobras’ Group. In case of loss, Petrobras would have to pay US$571 to Porto Seguro and US$2,284 to Lobo & Ibeas by means of attorney’s fees. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Kalium Mineração S.A.

Kalium Mineração S.A. brought an action for losses and damages and loss of earnings due to the contractual rescission. Considered as with the ground, partially, at the first instance. The two parties lodged appeals which were dismissed. Petrobras is awaiting a hearing of the extraordinary appeal lodged with the Federal Supreme Court and a special appeal with the Superior Court of Justice on September 18, 2003, both of which were admitted. There is also a special appeal by Kalium which is awaiting a hearing. The maximum exposure including monetary restatement for Petrobras as of December 31, 2010 is US$117. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Destilaria J.B. Ltda. and Others

Collection of charges on invoices related to the purchase of alcohol paid late. There is a final and unappealable condemnatory decision in an amount to be calculated and still pending confirmation.

Indeterminate maximum exposure. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

b) Litigation (Continued)

b.2) Proceedings classified as possible losses (Continued)

Plaintiff: IBAMA (Brazilian Institute for the Environment and Renewable Resources)

Failure to comply with the Settlement and Commitment Agreement (TAC) clause relating to Campos Basin of August 11, 2004 by continuing drilling without prior consent. The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The Company filed a hierarchical appeal to the Ministry of the Environment which is awaiting judgment. The maximum exposure including monetary restatement for Petrobras as at December 31, 2010, is US$109. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: National Agency for Petroleum, Natural Gas and Biofuel – ANP

Fine for non-compliance with minimum exploration programs – “Rodada Zero”. The execution of the fines is suspended through an injunction, pursuant to records of the suit lodged by Petrobras. Through a civil suit, the Company is claiming recognition of its credit resulting from article 22, paragraph 2 of the Petroleum Law, requesting the offsetting of the eventual debt that Petrobras may have with ANP. Both the legal processes, which are being handled jointly, are in the evidentiary stage.

The maximum exposure including monetary restatement for Petrobras as of December 31, 2010 is US$219. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

c) Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

In order to guarantee the appeals’ filing and/or the obtainment from INSS of Debt Clearance Certificate, US$69 from the amounts disbursed by the Company is recorded as restricted deposits for legal proceedings and guarantees and may be recovered under the respective proceedings in progress, which are related to 332 assessments amounting to US$218 at December 31, 2010. Petrobras’ legal department expects a possible defeat regarding these assessments, as it considers the risk of future disbursement to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

d) Tax assessments

Plaintiff: Internal Revenue Service of Rio de Janeiro - Withholding Income Tax related to charter of vessels

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Income Tax on foreign remittances of payments related to charter of vessels of movable platform types for the years 1999 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

Petrobras has defended itself against these tax assessments. Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for Petrobras as of December 31, 2010 is US$2,717. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

d) Tax assessments (Continued)

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

On August 15, 2006, Termorio filed in the inspector’s department of the Federal Revenue Department of Rio de Janeiro a refutation against this tax deficiency notice, considering that the tax classifications that were made were based on a technical report of a renowned institute. In a session on October 11, 2007, the First Panel of Judgment dismissed the tax assessment, prevailing over a judge who voted for partial granting. The inspector’s department of the Federal Revenue Department lodged an appeal with the Taxpayers’ Council, which has not yet been heard. The maximum exposure including monetary restatement for Petrobras as of December 31, 2010, is US$468. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain - CIDE

The Federal Revenue service filed a Tax Assessment against the Company due to non-payment in the period of March 2002 to October 2003 of the Contribution of Intervention in the Economic Domain - CIDE, the per-transaction tax payable to the Brazilian government, required to be paid by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal, which is awaiting a hearing. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2010 is US$714. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

d) Tax assessments (Continued)

Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the imports of natural gas from Bolívia from the ICMS taxation. The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal which was rejected. The maximum exposure for Petrobras, including monetary restatement, as December 31, 2010 is US$615. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service

The Federal Revenue Service filed a Tax Assessment against the Company related to Withholding Income Tax on remittances to pay for oil imports. The lower court considered the assessment to be groundless. There was an appeal by the Federal Revenue Department to the Taxpayers’ Council that was approved. Petrobras filed a spontaneous appeal which is awating a hearing. The maximum exposure including monetary restatement for Petrobras as at December 31, 2010 is US$536. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Federal Revenue Service - Contribution of Intervention in the Economic Domain Charge - CIDE

The Federal Revenue service filed a Tax Assessment against the Company in connection with the failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on naphtha import operations resold to Braskem. The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which was transformed into inspections in the Company’s establishments. Diligence attended. It is awaiting the hearing of the spontaneous appeal. The maximum exposure for Petrobras, including monetary restatement, as at December 31, 2010 is US$1,318. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

d) Tax assessments (Continued)

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the exclusion of the LNG transfer operations in the ambit of the centralizing establishment from the ICMS taxation. Unfavorable decision for Petrobras. Spontaneous appeal filed in the Taxpayers’ Council, which denied approval for the appeal.The Company is evaluating the possibility of taking legal action. The maximum exposure for the Company, including monetary restatement, as December 31, 2010 is US$1,253. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Jaguaré, Marataízes, Serra, Vila Velha and Vitória

Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld the ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03. The Company presented administrative defenses with the aim of canceling the assessments and the majority are in the process of being heard. Of the municipalities with respect to those that have already exhausted the discussion (at the administrative level), only the municipality of Itapemirim has filed tax collection proceedings. In this judicial case, the Company has offered a guarantee and is defending itself, considering it paid the service tax (ISS) correctly, in the terms of Complementary Law 116/2003. The maximum exposure for the Company, including monetary restatement, as December 31, 2010 is US$868. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

d) Tax assessments (Continued)

Plaintiff: State Revenue Service of Rio de Janeiro

Rio de Janeiro state finance authorities filed a Tax Assessment against the Company in connection with the incorrect use of ICMS credits from drilling bits and chemical products used in formulating drilling fluid. The State Finance Department of Rio de Janeiro drafted notices of tax assessment as it understands that they comprise material for use and consumption, for which use of the credit will only be permitted as from 2011. The Company presented administrative defenses with the aim of cancelling the assessments and the majority are still in the process of being heard. The maximum exposure for the Company, including monetary restatement, as December 31, 2010 is US$356. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Revenue Service of São Paulo

São Paulo state finance authorities filed a Tax Assessment against the Company in connection with termination of collection of ICMS and a fine for importing and non-compliance with an accessory obligation. Temporary admission – Drilling rig - Admission in Sao Paulo - Customs clearance in Rio de Janeiro (ICMS agreement 58/99). The lower court considered the assessment to have grounds. A spontaneous appeal was lodged on December 23, 2009, which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2010 is US$1,041. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: Finance and Planning Department of the Federal District

Federal District finance authorities filed a Tax Assessment against the Company in connection with payment of ICMS due to omission on exit (Inventories). The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2010 is US$86. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

Plaintiff: State Finance Department of Bahia

Incorrect allocation of credit, difference in the ICMS rate for material for use and consumption.

The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. The maximum exposure for the Company, including monetary restatement, as December 31, 2010 is US$140. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

e) Environmental matters

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

PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional)

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Gestão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$5,628 from 2000 to December 31, 2010 under this program. During the years ended December 31, 2010 and 2009 the Company made expenditures of approximately US$325 and US$300, respectively. The Company believes that future payments related to environmental clean-up activities resulting from these incidents, if any, will not be material.

Presidente Getúlio Vargas refinery oil spill

On July 16, 2000, an oil spill occurred at the Presidente Getúlio Vargas refinery releasing crude oil in the surrounding area. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking US$1,176 in damages, which have already been contested by the Company. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company. Awaiting initiation of the expert investigation to quantify the amount. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2010 is US$91 related to AMAR and US$3,471 to The Federal and State of Paraná Prosecutors.

Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

18. Commitments and Contingencies (Continued)

e) Environmental matters (Continued)

Araucária-Paranaguá pipeline rupture

On February 16, 2001, the Company’s Araucária-Paranaguá pipeline ruptured and as a result fuel oil was spilled into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. As a result of the accident, the Company was fined approximately US$80 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which was contested by the Company through administrative proceeding but the appeal was rejected. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one. The maximum exposure including monetary restatement for Petrobras as of December 31, 2010 is US$94. Based on its legal counsels’ advice, the Company’s Administration has assessed risk of loss to be possible.

Oil spill related to the sinking of P-36 Platform

On March 15, 2001, a spill resulting from the accident involving the P-36 platform occurred, causing a release of diesel fuel and crude oil. According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of US$56 (R$100 million) in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment. The maximum exposure including monetary restatement for Petrobras as of December 31, 2010 is US$178. Based on its legal counsels’ advice, the Company has assessed risk of loss to be possible.

f) Proceedings for small amounts

The Company is involved in a number of legal and administrative proceedings with expectations of possible losses, whose total for legal nature reaches US$63 for civil actions, US$561 for labor actions, for US$674 for tax actions and US$103 for environmental actions.

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

The hedges settled during the period from January to December 2010 corresponded to approximately 98% of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), Intercontinental Exchange (ICE), BP North America Chicago, Morgan Stanley and Shell (Stasco).

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of December 31, 2010, the Company had the following outstanding commodity derivative contracts that were entered into:

Notional amount in
Commodity Contracts	thousands of bbl*
Maturity 2010	As of December 31, 2010

Futures and Forwards contracts	(8,216)
Options contracts	(1,679)

* A negative notional value represents a sale position.

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

The volume of hedge executed for the exports occurring between January and December 2010 represented 52.7% of the total exported by Petrobras Distribuidora. The settlements of the operations that matured between January 1 and December 31, 2010 generated a positive result for the Company of US$6.

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
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

As of December 31, 2010, the Company had the following foreign currency derivative contracts, not designated as hedging accounting, that were entered into:

Foreign Currency	Notional Amount
Maturing in 2009	US$ million

Sell USD / Pay BRL	(8)

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
(except when specifically indicated)

19. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Foreign currency risk management (Continued)

Cash flow hedge (Continued)

As of December 31, 2010, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps Maturing in 2016%		Notional Amount (Million)

Fixed to fixed
Average Pay Rate (USD)	5.69	US$298
Average Receive Rate (JPY)	2.15	JPY$35,000

c) Embedded derivatives

Derivatives embedded within other financial instruments or other host contracts are treated as separate derivatives when they have a price based on an underlying that is not clearly and closely related to the asset being sold or purchased. The assessment is made only at the inception of the contracts. Such derivatives are separately from the host contract and recognized at fair value with changes in fair value recognized in earnings.

Sale of ethanol

Petrobras through its subsidiary, Petrobras International Finance (PifCo), entered into a sales contract of 143,000 m³ per year of ethanol for ten years subject to renegotiation of prices and termination after the first five years. The sales price formula is based on both quotations: ethanol and naphtha.

Naphtha is an extraneous underlying to the cost and fair value of the asset being sold. The embedded derivative was bifurcated from the host contract and recognized at fair value through earnings.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Derivative Instruments, Hedging and Risk Management Activities (Continued)

c) Embedded derivatives (Continued)

Sale of ethanol (Continued)

The Company determined the fair value based on the difference between the spreads for naphtha and ethanol. The market quotations used in the measurement were obtained from the CBOT (Chicago Board of Trade) future market. In accordance with ASC 820, fair value was classified at level 3.

Forward Contract	Notional amount in thousand m3	Fair Value	VAR	Maturity
Long position	715	US$32	1	2016

d) Interest rate risk management

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Derivative Instruments, Hedging and Risk Management Activities (Continued)

e) Tabular presentation of the location and amounts of derivative fair values

The effect of derivative instruments on the statement of financial position for the year ended December 31, 2010.

In millions of dollars	Asset Derivatives		Liability Derivatives
As of December 31,	2010		2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as
hedging instruments under
Codification Topic 815

Foreign exchange contracts	Other current assets	115		-

Total		115		-

Derivatives not designated as
hedging instruments under
Codification Topic 815
Foreign exchange contracts	Other current assets	2	Other payables and accruals	-
Commodity contracts	Other current assets	48	Other payables and accruals	(42)

Total		50		(42)

Total Derivatives		165		(42)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Derivative Instruments, Hedging and Risk Management Activities (Continued)

e) Tabular presentation of the location and amounts of derivative fair values (Continued)

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Derivative Instruments, Hedging and Risk Management Activities (Continued)

e) Tabular presentation of the location and amounts of derivative fair values (Continued)

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2010.

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Inefective Portion and Amount Excluded from Effectiveness Testing)
	December 31, 2010		December 31, 2010	December 31, 2010

Foreign
exchange		Financial
contracts	42	Expenses	(44)	-

	42		(44)	-

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2009.

Derivatives in Codification Topic 815 Cash Flow Hedging Relationship	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) reclassified from Accumulated OCI into Income (Effective portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Recognized in income on derivative (Inefective Portion and Amount Excluded from Effectiveness Testing)
	December 31, 2009		December 31, 2009	December 31, 2009

Foreign
exchange		Financial
contracts	9	Expenses	18	-

	9		18	-

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

19. Derivative Instruments, Hedging and Risk Management Activities (Continued)

e) Tabular presentation of the location and amounts of derivative fair values (Continued)

Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
		December 31, 2010

Foreign Exchange Contracts	Financial income/expenses net	8

Commodity contracts	Financial income/expenses net	(7)

Total		1

Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
		December 31, 2009

Foreign Exchange Contracts	Financial income/expenses net	(32)

Commodity contracts	Financial income/expenses net	(150)

Total		(182)

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

The Company takes several measures to reduce its credit risk to acceptable levels. All cash and cash equivalents in Brazil are maintained with major banks. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company’s available-for-sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2010 and December 31, 2009, the Company’s trade receivables were primarily maintained with large distributors.

b) Fair value

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

The Company’s debt including project financing obligations, resulting from Codification TOPIC 810 consolidation amounted to US$60,471, at December 31, 2010, and US$49,041 at December 31, 2009, and had estimated fair values of US$62,752 and US$48,804, respectively.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Financial Instruments (Continued)

b) Fair value (Continued)

The fair value hierarchy for the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2010, was:

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Marketable securities	18,557	-	-	18,557
Foreign exchange derivatives (Note 19)	-	117	-	117
Commodity derivatives (Note 19)	15	1	32	48

Total assets	18,572	118	32	18,722

Liabilities
Commodity derivatives (Note 19)	(40)	(2)	-	(42)

Total liabilities	(40)	(2)	-	(42)

The fair value hierarchy for the Company’s non financial assets and liabilities accounted for at fair value on a non-recurring basis at December 31, 2010, was:

	As of December 31, 2010

	Level 1	Level 2	Level 3	Total

Assets
Long-lived assets held and used	-	-	122	122
Long-lived assets held for sale	-	32	-	32

In accordance with the provisions of ASC Topic 360, long-lived assets held and used with a carrying amount of US$465 were written down to their fair value of US$122, resulting in an impairment charge of US$352, before taxes, which was included in earnings for the period.

Long-lived assets held for sale with a carrying amount of US$82 were written down to their fair value of US$32, resulting in an impairment charge of US$50, before taxes, which was included in earnings for the period.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

20. Financial Instruments (Continued)

b) Fair value (Continued)

Fair value of long lived assets is estimated based on the present value of future cash flows, resulting from the company’s best estimates. Inputs used to estimate fair value were: prices based on the last strategic plan published, production curves associated with existing products in the Company’s portfolio, market operating costs and investments needed for carrying out the projects.

21. Segment Information

The following segment information has been prepared in accordance with Codification Topic 280 - Disclosure about Segments of an Enterprise and Related Information (“ASC 280”). The Company operates under the following segments, which are described as follows:

a) Exploration and Production: This covers the activities of exploration, production development and production of oil, NGL and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and, also, selling on the domestic and foreign markets the surplus petroleum and byproducts produced in their natural gas processing plants.

b) Refining, Transportation & Marketing: This consists of the refining, logistics, transport and trading activities of oil and oil products, exporting of ethanol, extraction and processing of schist, as well as holding interests in companies of the petrochemical sector in Brazil.

c) Gas & Power: It covers the activities of transport and trading of natural gas produced in Brazil or imported, transport and trading of LNG, generation and trading of electric power, as well as the corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business (migration of the fertilizer business from the Supply department to Gas and Energy, pursuant to a decision of the Board of Directors on September 21, 2009).

d) Distribution: It is responsible for the distribution of oil products, ethanol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

e) International: It covers the activities for exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

The items that cannot be attributed to the other departments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners, are allocated in the corporate agencies group. The business dealings with biofuels, represented mainly by the operations of Petrobras Biocombustível are also included in this group.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business departments only those items over which these departments have effective control.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business departments are considered and they are valued by internal transfer prices defined between the departments using calculation methodologies based on market parameters.

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

  Financial results are allocated to the corporate group;

  Assets: covers the assets relating to each segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

The following presents the Company’s assets by segment:

	As of December 31, 2010
	Exploration and Production	Refining, Transportation & Marketing(1)	Gas & Power(1)	International (see separate Disclosure)	Distribution	Corporate (2)	Eliminations	Total
Current assets	3,473	16,305	2,904	3,279	4,196	39,016	(5,310)	63,863

Cash and cash equivalents	-	-	-	-	-	17,633	-	17,633
Other current assets	3,473	16,305	2,904	3,279	4,196	21,383	(5,310)	46,230

Investments in non-consolidated
companies and other investments	296	3,056	813	1,078	257	812	-	6,312

Property, plant and equipment, net	129,913	46,844	24,725	9,519	2,730	4,836	-	218,567

Non-current assets	3,511	3,282	1,465	2,294	346	9,043	-	19,941

Total assets	137,193	69,487	29,907	16,170	7,529	53,707	(5,310)	308,683

(1) The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".

(2) The assets with biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

	As of December 31, 2010
	International
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Current assets	1,132	1,778	250	443	68	(392)	3,279

Investments in non-consolidated companies and other investments	713	31	152	41	141	-	1,078

Property, plant and equipment, net	8,067	1,036	256	425	136	(401)	9,519

Non-current assets	2,336	292	105	65	1,309	(1,813)	2,294

Total assets	12,248	3,137	763	974	1,654	(2,606)	16,170

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

	As of December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing (1)	Gas & Power (1)	International (see separate Disclosure)	Distribution	Corporate (2)	Eliminations	Total
Current assets	3,636	14,810	2,971	2,737	3,270	19,948	(4,728)	42,644

Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,810	2,971	2,737	3,270	3,779	(4,728)	26,475

Investments in non-consolidated companies and other investments	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment, net	70,098	31,508	20,196	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,016	1,433	1,484	294	8,467	(162)	17,109

Total assets	77,596	49,969	25,361	14,914	6,127	31,198	(4,895)	200,270
(1) The segment information for 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power".
(2) The assets with biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

	As of December 31, 2009
	International
	Exploration and Production	Refining Transportation & Marketing	Gas and Power	Distribution	Corporate	Eliminations	Total

Current assets	1,004	1,400	231	292	198	(388)	2,737

Investments in non-consolidated companiesand other investments	833	37	160	38	250	-	1,318

Property, plant and equipment, net	7,961	1,105	271	249	132	(343)	9,375

Non-current assets	1,581	271	107	71	1,278	(1,824)	1,484

Total assets	11,379	2,813	769	650	1,858	(2,555)	14,914

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Year ended December 31, 2010
	Exploration and Production	Refining, Transportation & Marketing (1)	Gas & Power (1)	International (see separate disclosure)	Distribution	Corporate (2)	Eliminations	Total

Net operating revenues from third parties	242	64,991	7,482	10,724	36,613	-	-	120,052
Inter-segment net operating revenues	54,042	32,549	1,025	2,739	695	-	(91,050)	-

Net operating revenues	54,284	97,540	8,507	13,463	37,308	-	(91,050)	120,052

Cost of sales	(20,525)	(90,380)	(5,964)	(9,759)	(34,091)	-	90,025	(70,694)

Depreciation, depletion and amortization	(5,757)	(946)	(477)	(861)	(203)	(241)	(22)	(8,507)
Exploration, including exploratory dry holes	(1,277)	-	-	(704)	-	-	-	(1,981)
Impairment	(346)	-	-	(56)	-	-	-	(402)
Selling, general and administrative expenses	(436)	(2,981)	(854)	(807)	(1,861)	(2,235)	197	(8,977)
Research and development expenses	(437)	(212)	(73)	(1)	(5)	(265)	-	(993)
Employee benefit expense	-	-	-	-	-	(752)	-	(752)
Other operating expenses	(863)	(842)	(257)	(185)	(50)	(1,464)	73	(3,588)

Costs and expenses	(29,641)	(95,361)	(7,625)	(12,373)	(36,210)	(4,957)	90,273	(95,894)

Operating income (loss)	24,643	2,179	882	1,090	1,098	(4,957)	(777)	24,158

Equity in results of non-consolidated companies	106	155	159	(1)	-	(6)	-	413
Financial income (expenses), net	-	-	-	-	-	1,701	-	1,701
Other taxes	(134)	(70)	(31)	(119)	(17)	(151)	(1)	(523)
Other expenses, net	(59)	14	4	106	20	(3)	-	82

Income (loss) before income taxes	24,556	2,278	1,014	1,076	1,101	(3,416)	(778)	25,831

Income tax benefits (expense)	(8,313)	(722)	(291)	(238)	(374)	3,317	265	(6,356)

Net income (loss) for the year	16,243	1,556	723	838	727	(99)	(513)	19,475

Less: Net income (loss) attributable to the noncontrolling interest	108	(17)	11	(39)	-	(354)	-	(291)

Net income (loss) attributable to Petrobras	16,351	1,539	734	799	727	(453)	(513)	19,184

(1) The segment information for 2008, 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power",

(2) The results with biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

	Year ended December 31, 2010
	International
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Net operating revenues from third parties	720	5,401	484	4,095	-	24	10,724
Inter-segment net operating revenues	2,993	2,087	39	33	-	(2,413)	2,739

Net operating revenues	3,713	7,488	523	4,128	-	(2,389)	13,463

Cost of sales	(928)	(6,961)	(417)	(3,834)	-	2,381	(9,759)

Depreciation, depletion and amortization	(718)	(70)	(19)	(27)	(27)	-	(861)
Exploration, including exploratory dry holes	(704)	-	-	-	-	-	(704)
Impairment	(6)	(50)	-	-	-	-	(56)
Selling, general and administrative expenses	(155)	(140)	(9)	(263)	(243)	3	(807)
Research and development expenses	-	-	-	-	(1)	-	(1)
Employee benefit expense	-	-	-	-	-	-	-
Other operating expenses	(7)	(252)	7	10	60	(3)	(185)

Costs and expenses	(2,518)	(7,473)	(438)	(4,114)	(211)	2,381	(12,373)

Operating income (loss)	1,195	15	85	14	(211)	(8)	1,090

Equity in results of non-consolidated companies	(4)	3	(2)	9	(7)	-	(1)
Other taxes	(76)	(3)	(1)	(3)	(36)	-	(119)
Other expenses, net	53	34	-	(5)	19	5	106

Income (loss) before income taxes	1,168	49	82	15	(235)	(3)	1,076

Income tax benefits (expense)	(306)	(6)	2	(8)	80	-	(238)

Net income (loss) for the year	862	43	84	7	(155)	(3)	838
							-
Less: Net income (loss) attributable to the noncontrolling interest	-	-	(1)	-	(38)	-	(39)

Net income (loss) attributable to Petrobras	862	43	83	7	(193)	(3)	799

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

	Year ended December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing (1)	Gas & Power (1)	International (see separate disclosure)	Distribution	Corporate (2)	Eliminations	Total

Net operating revenues from third parties	476	48,768	5,085	8,469	29,071	-	-	91,869
Inter-segment net operating revenues	38,301	25,539	881	1,728	601	-	(67,050)	-
Net operating revenues	38,777	74,307	5,966	10,197	29,672	-	(67,050)	91,869
Cost of sales	(16,329)	(60,374)	(4,238)	(7,437)	(27,030)	-	66,157	(49,251)
Depreciation, depletion and amortization	(4,344)	(1,213)	(398)	(870)	(176)	(187)	-	(7,188)
Exploration, including exploratory dry holes	(1,199)	-	-	(503)	-	-	-	(1,702)
Impairment	(319)	-	-	-	-	-	-	(319)
Selling, general and administrative expenses	(322)	(2,364)	(421)	(731)	(1,490)	(1,894)	202	(7,020)
Research and development expenses	(254)	(164)	(31)	(2)	(5)	(225)	-	(681)
Employee benefit expense	-	-	-	-	-	(719)	-	(719)
Other operating expenses	(1,293)	(424)	(482)	(146)	-	(792)	17	(3,120)
Costs and expenses	(24,060)	(64,539)	(5,570)	(9,689)	(28,701)	(3,817)	66,376	(70,000)
Operating income (loss)	14,717	9,768	396	508	971	(3,817)	(674)	21,869
Equity in results of non-consolidated companies	(4)	53	122	(16)	-	2	-	157
Financial income (expenses), net	-	-	-	-	-	429	-	429
Other taxes	(57)	(46)	(13)	(77)	(13)	(126)	(1)	(333)
Other expenses, net	(68)	205	(9)	(183)	2	(8)	-	(61)
Income (loss) before income taxes	14,588	9,980	496	232	960	(3,520)	(675)	22,061
Income tax benefits (expense)	(4,961)	(3,375)	(128)	(319)	(326)	3,642	229	(5,238)
Net income (loss) for the year	9,627	6,605	368	(87)	634	122	(446)	16,823
Less: Net income (loss) attributable to the noncontrolling interest	56	(42)	(28)	(67)	-	(1,238)	-	(1,319)
Net income (loss) attributable to Petrobras	9,683	6,563	340	(154)	634	(1,116)	(446)	15,504

(1) The segment information for 2008, 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power",

(2) The results with biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

	Year ended December 31, 2009
	International
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Net operating revenues from third parties	824	4,484	390	2,740	11	20	8,469
Inter-segment net operating revenues	2,119	1,454	51	44	5	(1,945)	1,728
Net operating revenues	2,943	5,938	441	2,784	16	(1,925)	10,197
Cost of sales	(899)	(5,588)	(334)	(2,546)	(3)	1,933	(7,437)
Depreciation, depletion and amortization	(721)	(86)	(15)	(26)	(22)	-	(870)
Exploration, including exploratory dry holes	(508)	-	-	-	-	5	(503)
Impairment	-	-	-	-	-	-	-
Selling, general and administrative expenses	(143)	(151)	(14)	(195)	(228)	-	(731)
Research and development expenses	-	-		-	(2)	-	(2)
Other operating expenses	(7)	(177)	6	14	10	8	(146)

Costs and expenses	(2,278)	(6,002)	(357)	(2,753)	(245)	1,946	(9,689)

Operating income (loss)	665	(64)	84	31	(229)	21	508

Equity in results of non-consolidated companies	(24)	11	3	9	(15)	-	(16)
Other taxes	(17)	(3)	(1)	(1)	(55)	-	(77)
Other expenses, net	(30)	(157)	-	2	2	-	(183)

Income (loss) before income taxes	594	(213)	86	41	(297)	21	232

Income tax benefits (expense)	(190)	80	(1)	(9)	(199)	-	(319)

Net income (loss) for the year	404	(133)	85	32	(496)	21	(87)

Less: Net income (loss) attributable to the noncontrolling interest	(7)	9	(1)	-	(68)	-	(67)

Net income (loss) attributable to Petrobras	397	(124)	84	32	(564)	21	(154)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

	Year ended December 31, 2008
	Exploration and Production	Refining Transportation & Marketing (1)	Gas & Power (1)	International (see separate disclosure)	Distribution	Corporate(2)	Eliminations	Total
Net operating revenues from third parties	973	68,787	8,158	10,024	30,315	-	-	118,257
Inter-segment net operating revenues	58,051	26,872	1,187	916	577	-	(87,603)	-
Net operating revenues	59,024	95,659	9,345	10,940	30,892	-	(87,603)	118,257
Cost of sales	(21,130)	(94,222)	(8,061)	(8,735)	(28,317)	-	87,600	(72,865)
Depreciation, depletion and amortization	(3,544)	(1,109)	(367)	(564)	(165)	(179)	-	(5,928)
Exploration, including exploratory dry holes	(1,303)	-	-	(472)	-	-	-	(1,775)
Impairment	(171)	-	-	(348)	-	-	-	(519)
Selling, general and administrative expenses	(419)	(2,462)	(507)	(788)	(1,425)	(1,972)	144	(7,429)
Research and development expenses	(494)	(151)	(40)	(3)	(8)	(245)	-	(941)
Employee benefit expense	-	-	-	-	-	(841)	-	(841)
Other operating expenses	(117)	(268)	(663)	(473)	(90)	(1,054)	-	(2,665)
Costs and expenses	(27,178)	(98,212)	(9,638)	(11,383)	(30,005)	(4,291)	87,744	(92,963)

Operating income (loss)	31,846	(2,553)	(293)	(443)	887	(4,291)	141	25,294

Equity in results of non-consolidated companies	-	(245)	103	71	49	1	-	(21)
Financial income (expenses), net	-	-	-	-	-	2,377	-	2,377
Other taxes	(37)	(64)	(53)	(126)	(11)	(142)	-	(433)
Other expenses, net	(152)	(155)	(200)	(107)	320	69	-	(225)

Income (loss) before income taxes and minority interest	31,657	(3,017)	(443)	(605)	1,245	(1,986)	141	26,992

Income tax benefits (expense)	(10,764)	943	184	(213)	(406)	1,045	(48)	(9,259)

Net income (loss) for the year	20,893	(2,074)	(259)	(818)	839	(941)	93	17,733

Less: Net income (loss) attributable to the noncontrolling interest	138	38	76	10	-	884	-	1,146

Net income (loss) attributable to Petrobras	21,031	(2,036)	(183)	(808)	839	(57)	93	18,879

(1) The segment information for 2008, 2009 and 2010 was prepared considering the changes in business areas, due to the transfer of the management of the fertilizer business from the segment "Refining, Transportation and Marketing" to "Gas and Power",

(2) The results with biofuels are included in the Corporate segment.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

	Year ended December 31, 2008
	International
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Net operating revenues from third parties	1,383	5,611	424	2,604	2	-	10,024
Inter-segment net operating revenues	1,458	1,702	49	72	-	(2,365)	916

Net operating revenues	2,841	7,313	473	2,676	2	(2,365)	10,940

Cost of sales	(901)	(7,341)	(350)	(2,512)	(4)	2,373	(8,735)
Depreciation, depletion and amortization	(419)	(83)	(15)	(22)	(25)	-	(564)
Exploration, including exploratory dry holes	(472)	-	-	-	-	-	(472)
Impairment	(123)	(223)	-	(2)	-	-	(348)
Selling, general and administrative expenses	(197)	(162)	(25)	(132)	(272)	-	(788)
Research and development expenses	-	-	-	-	(3)	-	(3)
Other operating expenses	(170)	(280)	24	5	(52)	-	(473)

Costs and expenses	(2,282)	(8,089)	(366)	(2,663)	(356)	2,373	(11,383)

Operating income (loss)	559	(776)	107	13	(354)	8	(443)

Equity in results of non-consolidated companies	41	(1)	9	-	22	-	71
Other taxes	(18)	(1)	(1)	(2)	(104)	-	(126)
Other expenses, net	(87)	(2)	1	-	(19)	-	(107)

Income (loss) before income taxes	495	(780)	116	11	(455)	8	(605)

Income tax benefits (expense)	(267)	(30)	(2)	(1)	87	-	(213)

Net income (loss) for the year	228	(810)	114	10	(368)	8	(818)

Less: Net income (loss) attributable to the noncontrolling interest	(132)	161	(32)	2	11	-	10

Net income (loss) attributable to Petrobras	96	(649)	82	12	(357)	8	(808)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

21. Segment Information (Continued)

Capital expenditures incurred by segment for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year ended December 31,
	2010	2009	2008

Exploration and Production	22,222	16,488	14,293
Refining, Transportation & Marketing	15,356	10,466	7,234
Gas & Power	4,099	5,116	4,256
International
Exploration and Production	2,012	1,912	2,734
Refining, Transportation & Marketing	90	110	102
Distribution	52	31	20
Gas & Power	13	58	52
Distribution	482	369	309
Corporate	752	584	874

	45,078	35,134	29,874

The Company’s gross sales, classified by geographic destination, are as follows:

	Year ended December 31,
	2010	2009	2008

Brazil	111,192	87,183	106,350
International	39,660	28,709	40,179

	150,852	115,892	146,529

The total amounts sold of products and services to the two major customers in 2010 were US$8,867 and US$4,018 (US$6,801 and US$2,815 in 2009; and US$8,176 and US$5,260 in 2008).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of its business.

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2010		2009
	Assets	Liabilities	Assets	Liabilities

Petros (pension fund)	-	180	-	428
Banco do Brasil S.A.	3,037	5,650	847	4,167
BNDES	2	21,570	1	20,016
Caixa Econômica Federal S.A.	1	3,398	-	2,270
Federal Government	-	671	-	323
ANP	-	1,541	-	759
Restricted deposits for legal proceedings	1,480	-	983	36
Marketable securities	18,665	-	6,529	-
Petroleum and Alcohol account – receivable from Federal Government (Note 11)	493	-	469	-
Electricity Sector	1,887	-	1,153	-
Affiliated Companies	183	87	546	95
Other	120	239	(538)	223

	25,868	33,336	9,990	28,317

Current	20,678	5,004	5,964	2,897

Non-Current	5,190	28,332	4,026	25,420

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Related Party Transactions

Debt of the electricity sector

The Company has receivables from the electricity sector related to the supplying of fuel to thermoelectric power stations located in the north region of Brazil. Part of the cost of supplying fuel to the thermoelectric power stations is supported by the funds of the Fuel Consumption Account (CCC) - Isolated Systems, the management of which is legally under the jurisdiction of Eletrobrás.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora S. A. (ADESA), a direct subsidiary of Eletrobrás, whose payments for supplying fuel depend directly on the forwarding of funds from ADESA to these Independent Power Producers.

The balance of the receivables at December 31, 2010 was US$1,887 (US$ 1,153 at December 31, 2009), presented in non-current assets and classified as receivables from related parties of which US$1,424 was overdue.

The Company has made systematic collections from the debtors and Eletrobrás, and partial payments have been made.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Related Party Transactions (Continued)

These balances are included in the following balance sheet classifications:

	As of December 31,
	2010		2009
	Assets	Liabilities	Assets Liabilities

Assets
Current
Cash and cash equivalents	3,246	-	4,800	-
Accounts receivable	2,028	-	863	-
Marketable securities	15,320	-	-	-
Other current assets	84	-	301	-

Non-Current
Marketable securities	3,107	-	2,508	-
Petroleum and Alcohol account - receivable from Federal Government (Note 11)	493	-	469	-
Restricted deposits for legal proceedings	1,481	-	983	-
Other assets	109	-	66	-

Liabilities
Current
Current debt	-	2,167	-	1,093
Current liabilities	-	1,879	-	1,075
Dividends and interest on capital payable to Federal Government	-	958	-	729

Long-term
Long-term debt	-	28,258	-	24,762
Other liabilities	-	74	-	658

	25,868	33,336	9,990	28,317

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

22. Related Party Transactions (Continued)

The principal amounts of business and financial operations carried out with related parties are as follows:

	Year ended December 31,
	2010		2009		2008
	Income	Expense	Income	Expense	Income	Expense

Sales of products and services
Braskem S.A.	2,848		515	-	130	-
Quattor Química	1,477		264	-	-	-
Copesul S.A.	-		-	-	1,218	-
Petroquímica União S.A.	-		633	-	729	-
Other	856		1,507	-	378	-

Financial income with:
Petroleum and Alcohol account receivable from Federal Government (Note 11)	4		4	-	8	-
Marketable securities	(204)		(184)	-	3	-
Other	280	9	111	49	(20)	-
Financial expenses	-	382	-	(2)	-	-
Other expenses, net	1	-	-	-	-	4

	5,262	391	2,850	47	2,446	4

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

As of December 31, 2010, the total amount of unproved oil and gas properties was US$7,846, and of that amount US$4,838 (US$2,911 of which related to projects in Brazil) represented costs that had been capitalized for more than one year, which generally are a result of: (1) extended exploratory activities associated with offshore production; and (2) the transitory effects of deregulation in the Brazilian oil and gas industry, as described below.

In 1998, the Company’s government-granted monopoly ended and the Company signed concession contracts with the Agência Nacional de Petróleo (National Petroleum Agency, or ANP) for all of the areas the Company had been exploring and developing prior to 1998, which consisted of 397 concession block. Since 1998, the ANP has conducted competitive bidding rounds for exploration rights, which has allowed the Company to acquire additional concession blocks. After a concession block is found to contain a successful exploratory well, the Company must submit an “Evaluation Plan” to the ANP for approval. This Evaluation Plan details the drilling plans for additional exploratory wells. An Evaluation Plan is only submitted for those concession areas where technical and economic feasibility analyses on existing exploration wells evidence justification for completion of such wells. Until the ANP approves the Evaluation Plan, the drilling of additional exploratory wells cannot commence. If companies do not find commercial quantities of oil and gas within a specific time period, generally 4-6 years depending on the characteristics of the exploration area, then the concession block must be relinquished and returned to the ANP. Because the Company was required to assess a large volume of concession blocks in a limited time frame even when an exploratory well has found sufficient reserves to justify completion and additional wells are firmly planned, finite resources and expiring time frames in other concession blocks have dictated the timing of the planned additional drilling.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

23. Accounting for Suspended Exploratory Wells (Continued)

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2010 and 2009:

Unproved oil and gas properties (*)
	Year ended December, 31
	2010	2009

Beginning balance at January 1	5,902	3,558

Additions to capitalized costs pending determination of proved reserves	4,560	3,383
Capitalized exploratory costs charged to expense	(1,201)	(1,251)
Transfers to property, plant and equipment based on the determination of the proved reserves	(1,659)	(613)
Cumulative translation adjustment	244	825

Ending balance at December 31,	7,846	5,902

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs
	Year ended December 31,
	2010	2009

Capitalized exploratory well costs that have been capitalized for a period of one year or less	3,008	2,092
Capitalized exploratory well costs that have been capitalized for a period greater than one year	4,838	3,810
Ending balance	7,846	5,902

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	84	95

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

23. Accounting for Suspended Exploratory Wells (Continued)

Of the US$4,838 for 84 projects that include wells suspended for more than one year since the completion of drilling, approximately US$1,243 are related to wells in areas for which drilling was under way or firmly planned for the near future and that the Company has submitted an “Evaluation Plan” to the ANP for approval and approximately US$2,416 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$ 4,838 of suspended wells cost capitalized for a period greater than one year as of December 31, 2010, represents 150 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

	Million of dollars	Number of wells
2009	2,005	80
2008	1,428	38
2007	372	11
2006	840	6
2005 and therefore	193	15

	4,838	150

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

24. Subsequent Events

Raising of funds for PifCo

On January 27, 2011, the Petrobras International Finance Company (PifCo) concluded the issuing of US$6 billion in Global Notes on the international capital market, with maturity on January 27, 2016, 2021 and 2041, interest rates of 3.875%, 5.375% and 6.750% p.a., respectively, and half-yearly payment of interest as from July 27, 2011.The capital raised will be used for corporate purposes and the financing of the investments established in the 2010-2014 Business Plan, and an appropriate capital structure and the level of financial leverage will be maintained in line with the Company’s goals.

This financing had issuing costs estimated at approximately US$18, a discount of US$21 and effective interest rates of 4.01%, 5.44% and 6.84% p.a., respectively. Global Notes constitute unsecured, unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

Purchase option for Companhia Mexilhão do Brasil (CMB) - Project Mexilhão

On January 12, 2011, Petrobras exercised its purchase option for the shares of SPE Companhia Mexilhão do Brasil and now guarantees the financing taken out by the SPE from BNDES (National Bank of Economic and Social Development).

Merger of Comperj Petroquímicos Básicos S.A. (UPB) and Comperj PET S.A. (PET) into Petrobras

On January 31, 2011, the General Shareholders’ Meeting of Petrobras approved the merger of Comperj Petroquímicos Básicos S.A. and Comperj PET S.A. into its equity, without a capital increase. With the merger of these companies, the corporate structure of Comperj will be simplified, minimizing costs and favoring reallocation of investments.

Special participation in the Albacora, Carapeba, Cherne, Espadarte, Marimbá, Marlim, Marlim Sul, Namorado, Pampo and Roncador Fields- Campos Basin

This special participation was established by Brazilian Petroleum Law 9478/97 and is paid as a form of compensation for oil production activities and is levied on high volume production fields. The method used by Petrobras to calculate the special participation due for the abovementioned fields is based on a legally legitimate interpretation of Ordinance 10 of January 14, 1999, approved by the National Petroleum Agency (ANP).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)

24. Subsequent Events (Continued)

Special participation in the Albacora, Carapeba, Cherne, Espadarte, Marimbá, Marlim, Marlim Sul, Namorado, Pampo and Roncador Fields- Campos Basin (Continued)

Petrobras received notice from ANP, which instituted an administrative process and established payment of new sums of money considered to be owed for the period between the first quarter of 2005 and the first quarter of 2010, referring to amounts that had been underpaid by the concessionaire, totaling R$ 365 (principal, without fine and interest).

On February 22, 2011, Petrobras filed for a hearing for dismissal of the aforementioned official notification. If ANP’s administrative decision is maintained, Petrobras shall evaluate the possibility of a court suit to suspend and annul the collection of the differences of the special participation.

If the ANP’s administrative decision is maintained, Petrobras would consider legal action to suspend and cancel the charge of the differences of the special participation.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

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

The “International” geographic area includes activities in South America, which includes Argentina, Colombia, Ecuador, Peru, Uruguai and Venezuela; North America, which includes Mexico and the United States of America; Africa, which includes Angola, Lybia, Namibia, Nigeria, and Tanzania, and Others, which includes India, Iran, Portugal, Cuba, New Zealand, Australia and Turkey. The equity investments are composed of Venezuelan companies involved in exploration and production activities.

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
Expressed in Millions of United States Dollars
(except when specifically indicated)

(i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated Entities							Equity Method Investees
December 31, 2010	Brazil	South America	North America	Africa	Others	International	Total	Total

Unproved oil and gas properties (*)	49,282	333	1,525	571	2	2,431	51,713	-
Proved oil and gas properties	35,506	3,288	1,779	2,850	11	7,928	43,434	338
Support equipments	52,408	1,142	-	39	14	1,195	53,603	1

Gross capitalized costs	137,196	4,763	3,304	3,460	27	11,554	148,750	339
Depreciation and depletion	(40,774)	(2,556)	(408)	(751)	(2)	(3,717)	(44,491)	(113)
	96,422	2,207	2,896	2,709	25	7,837	104,258	-
Construction and installations in progress	33,491	5	-	-	-	5	33,496	226

Net capitalized costs	129,913	2,212	2,896	2,709	25	7,842	137,755	226

December 31, 2009

Unproved oil and gas properties	3,976	75	1,224	621	7	1,927	5,903	-
Proved oil and gas properties	28,397	3,369	1,133	2,480	-	6,982	35,379	730
Support equipments	44,433	1,151	-	186	78	1,416	45,849	1

Gross capitalized costs	76,806	4,595	2,357	3,287	85	10,325	87,131	731

Depreciation and depletion	(34,372)	(2,996)	(294)	(425)	(1)	(3,716)	(38,088)	(137)

	42,434	1,599	2,063	2,862	84	6,609	49,043	594
Construction and installations in progress	27,664	9	-	-	596	605	28,269	-

Net capitalized costs	70,098	1,608	2,063	2,862	680	7,214	77,312	594

(*) Includes US$43,868 related to the Assigment Agreement.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

At December 31, 2010

Properties acquisitions:
Proved	-	19	-	(67)	-	(48)	(48)	4
Unproved (*)	43,868	-	-	33	-	33	43,901	-
Exploration costs	4,180	187	53	91	833	1,164	5,344	1
Development costs	14,546	428	812	193	-	1,433	15,979	31

	62,594	634	865	250	833	2,582	65,176	36

At December 31, 2009

Properties acquisitions:
Proved	-	24	-	65	-	89	89	5
Unproved	9	-	-	2	-	2	11	-
Exploration costs	3,616	199	64	96	157	516	4,132	-
Development costs	13,524	319	571	307	-	1,197	14,721	83

	17,149	542	635	470	157	1,804	18,953	88

At December 31, 2008

Properties acquisitions:
Proved	-	226	-	23	-	249	249	-
Unproved	42	27	254	18	5	304	346	-
Exploration costs	3,568	145	217	1	2	365	3,933	-
Development costs	11,633	557	288	549	194	1,588	13,221	-

	15,243	955	759	591	201	2,506	17,749	71

(*) Includes US$43,868 related to the Assigment Agreement.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2010, 2009 and 2008 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company, Gas prices used are contracted prices to third parties.

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

	Consolidated Entities							Equity Method Investees
At December 31, 2010	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	242	791	7	(4)	-	794	1,036	99
Intersegment (1)	54,042	1,283	56	1,633	-	2,972	57,014	21

	54,284	2,074	63	1,629	-	3,766	58,050	120

Production costs (2)	(20,525)	(844)	(33)	(89)	-	(966)	(21,491)	(38)
Exploration expenses	(1,277)	(82)	(59)	(294)	(189)	(623)	(1,900)	(1)
Depreciation, depletion and amortization	(5,757)	(366)	(31)	(320)	(1)	(718)	(6,475)	(84)
Impairment of oil and gas properties	(346)	(6)	-	-	-	(6)	(352)	-
Others operating expenses	(863)	51	7	2	(24)	36	(827)	-

Results before income tax expenses	25,516	828	(54)	928	(214)	1,489	27,005	(2)

Income tax expenses	(8,675)	(139)	-	(163)	-	(302)	(8,978)	(21)

Results of operations (excluding corporate
overhead and interest cost)	16,841	689	(54)	765	(214)	1,186	18,027	(23)

(1) Does not consider US$998 (US$1,181 for 2009 and US$3,067 for 2008) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$54,284 (US$38,777 for 2009 and US$59,024 for 2008) for the segment of E&P Brazil (see Note 21).

(2) Does not consider US$1,081 (US$1,282 for 2009 and US$3,111 for 2008) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$20,525 (US$16,329 for 2009 and US$21,130 for 2008) for the segment of E&P Brazil (see Note 21).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iii) Results of operations for oil and gas producing activities (Continued)

	Consolidated Entities							Equity Method Investees
At December 31, 2009	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	476	641	64	140	-	845	1,321	213
Intersegment (1)	37,120	1,146	-	957	-	2,103	39,223	18
	37,596	1,787	64	1,097	-	2,948	40,544	231

Production costs (2)	(15,047)	(689)	(36)	(185)	-	(910)	(15,957)	(126)
Exploration expenses	(1,199)	(198)	(49)	(189)	(71)	(507)	(1,706)	-
Depreciation, depletion and amortization	(4,344)	(383)	(37)	(299)	(1)	(720)	(5,064)	(120)
Impairment of oil and gas properties	(319)	-	-	-	-	-	(319)	-
Others operating expenses	(1,293)	(19)	-	9	2	(8)	(1,301)	-

Results before income tax expenses	15,394	498	(58)	433	(70)	803	16,197	(15)

Income tax expenses	(5,200)	(116)	(0)	(69)	-	(185)	(5,385)	(12)

Results of operations (excluding corporate overhead
and interest cost)	10,194	382	(58)	364	(70)	618	10,812	(27)
At December 31, 2008

Net operation revenues:
Sales to third parties	973	1,152	139	91	-	1,382	2,355	-
Intersegment (1)	54,983	1,403	-	55	-	1,458	56,441	-

	55,956	2,555	139	146	-	2,840	58,796	-
Production costs (2)	(18,019)	(836)	(42)	(23)	-	(901)	(18,920)	-
Exploration expenses	(1,303)	(141)	(106)	(128)	(97)	(472)	(1,775)	-
Depreciation, depletion and amortization	(3,544)	(357)	(35)	(27)	-	(419)	(3,963)	-
Impairment of oil and gas properties	(171)	(5)	(115)	(3)	-	(123)	(294)	-
Others operating expenses	(117)	(181)	-	9	-	(172)	(289)	-

Results before income tax expenses	32,802	1,035	(159)	(26)	(97)	753	33,555	-
Income tax expenses	(11,153)	(265)	(13)	12	-	(266)	(11,419)	-

Results of operations (excluding corporate overhead
and interest cost)	21,649	770	(172)	(14)	(97)	487	22,136	47

(1) Does not consider US$998 (US$1,181 for 2009 and US$3,067 for 2008) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ net operating revenues of US$54,284 (US$38,777 for 2009 and US$59,024 for 2008) for the segment of E&P Brazil (see Note 21).

(2) Does not consider US$1,081 (US$1,282 for 2009 and US$3,111 for 2008) related to field processing activities, for which Petrobras has no attributable quantity of reserve. The amount, which relates principally to dry gas volumes, is considered in Petrobras’ cost of sales of US$20,525 (US$16,329 for 2009 and US$21,130 for 2008) for the segment of E&P Brazil (see Note 21).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2010, 2009 and 2008 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Oil	Total	Total

Reserves at December 31, 2007	9,138.5	321.3	26.7	66.3	414.3	-	9,552.8	60.1

Revisions of previous estimates	119.3	0.1	(10.6)	21.4	10.9	-	130.2	-
Extensions and discoveries	74.7	1.5	-	-	1.5	-	76.2	-
Improved recovery	29.8	-	-	-	-	-	29.8	-
Sales of reserves	-	(10.7)	-	-	(10.7)	-	(10.7)	-
Purchases of reserves	-	12.3	-	-	12.3	-	12.3	-
Production for the year	(646.0)	(35.6)	(0.6)	(2.9)	(39.1)	-	(685.1)	-

Reserves at December 31, 2008	8,716.3	288.9	15.5	84.8	389.2	-	9,105.5	49.1

Revisions of previous estimates	1,779.0	(37.9)	(7.7)	1.7	(43.9)	-	1,735.1	(3.0)
Extensions and discoveries	100.0	4.8	-	30.4	35.2	8.0	143.2	-
Improved recovery	11.0	-	-	10.3	10.3	-	21.3	(2.8)
Sales of reserves	-	(99.4)	-	-	(99.4)	-	(99.4)	-
Purchases of reserves	-	99.4	-	-	99.4	-	99.4	-
Production for the year	(687.0)	(31.2)	(0.5)	(16.3)	(48.0)	(1.0)	(736.0)	(3.4)

Reserves at December 31, 2009	9,919.3	224.6	7.3	110.9	342.8	7.0	10,269.1	39.9

Revisions of previous estimates	368.0	(9.3)	3.4	13.9	8.0	2.0	378.0	(3.7)
Extensions and discoveries	778.0	26.9	-	-	26.9	-	804.9	-
Improved recovery	9.0	0.1	-	20.7	20.8	-	29.8	-
Sales of reserves	-	(5.9)	(0.1)	-	(6.0)	-	(6.0)	-
Purchases of reserves	-	-	-	-	-	-	-	-
Production for the year	(695.0)	(26.6)	(0.5)	(20.6)	(47.7)	(1.0)	(743.7)	(2.7)

Reserves at December 31, 2010 (*)	10,379.3	209.8	10.1	124.9	344.8	8.0	10,732.1	33.5

(*) Does not include the rights to produce 5 billion barrels of oil equivalent according to the Assigment Agreement.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

								Equity Method
			Consolidated Entities					Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Gas	Total	Total

Reserves at December 31, 2007	10,078.3	2,259.8	141.7	-	2,401.5	-	12,479.8	66.9

Revisions of previous estimates	(248.3)	427.4	(10.7)	26.8	443.5	-	195.2	-
Extensions and discoveries	113.5	39.2	-	-	39.2	-	152.7	-
Improved recovery	7.5	-	-	-	-	-	7.5	-
Purchases of reserves	-	123.1	-	-	123.1	-	123.1	-
Production for the year	(605.0)	(209.0)	(4.9)	-	(213.9)	-	(818.9)	-

Reserves at December 31, 2008	9,346.0	2,640.5	126.1	26.8	2,793.4	-	12,139.4	75.7

Revisions of previous estimates	942.0	(1,398.3)	(70.7)	5.0	(1,464.0)	-	(522.0)	(14.4)
Extensions and discoveries	141.0	5.5	-	-	5.5	6.6	153.1	-
Improved recovery	1.0	-	-	-	-	-	1.0	3.9
Sales of reserves	-	(110.3)	-	-	(110.3)	-	(110.3)	-
Purchases of reserves	-	110.3	-	-	110.3	-	110.3	-
Production for the year	(571.0)	(207.8)	(3.9)	-	(211.7)	(1.0)	(783.7)	(2.0)

Reserves at December 31, 2009	9,859.0	1,039.9	51.5	31.8	1,123.2	5.6	10,987.8	63.2

Revisions of previous estimates	339.0	(20.3)	3.6	8.6	(8.1)	8.0	338.9	(1.9)
Extensions and discoveries	961.0	324.0	-	-	324.0	-	1,285.0	-
Improved recovery	10.0	4.7	-	-	4.7	-	14.7	-
Sales of reserves	-	(1.0)	(0.1)	-	(1.1)	-	(1.1)	-
Purchases of reserves	-	-	-	-	-	-	-	-
Production for the year	(615.0)	(111.6)	(3.3)	-	(114.9)	(2.0)	(731.9)	(1.5)
	-	-	-	-
Reserves at December 31, 2010	10,554.0	1,235.7	51.7	40.4	1,327.8	11.6	11,893.4	59.8

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(iv) Reserve quantities information (Continued)

	2010				2009				2008
Net proved developed reserves:	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Consolidated entities
Brazil	6,932.0	8.0	6,975.0	11.6	6,121.4	7.0	5,382.8	5.6	5,346.5	-	5,069.9	-

South America (1)	118.8	-	489.2	-	139.9	-	485.6	-	189.0	-	1,661.5	-
North America	4.6	-	30.3	-	3.8	-	37.3	-	5.9	-	67.8	-
Africa	59.5	-	40.4	-	58.5	-	31.7	-	16.0	-	25.6	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total International	182.9		559.9		202.2	-	554.6	-	210.9	-	1,754.9	-

	7,114.9	8.0	7,534.9	11.6	6,323.6	7.0	5,937.4	5.6	5,557.4	-	6,824.8	-

Nonconsolidated entitites
Brazil	-	-	-	-	-	-	-	-	-	-	-	-

South America (1)	18.7	-	25.0	-	22.2	-	32.5	-	27.5	-	47.3	-
North America	-	-	-	-	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total International	18.7		25.0		22.2	-	32.5	-	27.5	-	47.3	-

	18.7	-	25.0	-	22.2	-	32.5	-	27.5	-	47.3	-

Total consolidated and
nonconsolidated entities	7,133.6	8.0	7,559.9	11.6	6,345.8	7.0	5,969.9	5.6	5,584.9	-	6,872.1	-

Net proved undeveloped reserves:

Consolidated entities
Brazil	3,447.3	-	3,579.0	-	3,797.9	-	4,476.2	-	3,369.8	-	4,276.1	-

South America (1)	91.0	-	746.3	-	84.8	-	554.5	-	99.9	-	979.0	-
North America	5.6	-	21.6	-	3.5	-	14.2	-	9.6	-	58.3	-
Africa	65.3	-	-	-	524	-	-	-	68.8	-	1.2	-
Others	.	-	-	-	-	-	-	-	-	-	-	-
Total Internacional	161.9		767.9	-	140.7	-	568.7	-	178.3	-	1,038.5	-

	3,609.2	-	4,346.9	-	3,938.6	-	5,044.9	-	3,548.1	-	5,314.6	-

Nonconsolidated entitites
Brazil	-	-	-	-	-	-	-	-	-	-	-	-

South America (1)	14.8	-	34.8	-	17.6	-	30.6	-	21.6	-	28.4	-
North America	-	-	-	-	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total International	14.8	-	34.8	-	17.6	-	30.6	-	21.6	-	28.4	-

	14.8	-	34.8	-	17.6	-	30.6	-	21.6	-	28.4	-

Total consolidated and
nonconsolidated entities	3,624.0	-	4,381.7	-	3,956.2	-	5,075.5	-	-	-	5,343.0	-

(1) Includes reserves of 35.3 million barrels of oil and 276.3 billions of cubic feet of gas in 2010 (42.2 million barrels of oil and 312.00 billions of cubic feet of gas in 2009; and 71.5 million barrels of oil and 415.9 billions of cubic feet of gas in 2008) attributable to 32,76% minority interest in Petrobras Argentina, which is consolidated by Petrobras.

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

	Consolidated Entities								Equity Investees
	Brazil	South America		North America	Africa	Others	International	Total	Total
At December 31, 2010
Future cash inflows	755,189	22,246		1,029	11,403	-	34,678	789,867	1,992
Future production costs	(331,109)	(7,359)		(251)	(2,954)	-	(10,564)	(341,673)	(1,072)
Future development costs	(52,589)	(2,054)		(346)	(2,495)	-	(4,895)	(57,484)	(71)
Future income tax expenses	(128,856)	(6,898)		-	(1,475)	-	(8,373)	(137,229)	(333)

Undiscounted future net cash flows	242,635	5,935		432	4,479	-	10,846	253,481	516

10 percent midyear annual discount for timing of estimated cash flows	(118,361)	(2,222)		(202)	(1,417)	-	(3,841)	(122,202)	(192)

Standardized measure of discounted future net cash flows	124,274	3,713		230	3,062	-	7,005	131,279	324

At December 31, 2009
Future cash inflows	528,703	19,815		640	7,319	-	27,774	556,477	2,737
Future production costs	(252,843)	(5,833)		(170)	(2,010)	-	(8,013)	(260,856)	(1,337)
Future development costs	(45,444)	(2,262)		(217)	(2,248)	-	(4,727)	(50,171)	(121)
Future income tax expenses	(80,342)	(6,354)		-	(290)	-	(6,644)	(86,986)	(501)

Undiscounted future net cash flows	150,074	5,366		253	2,771	-	8,390	158,464	778

10 percent midyear annual discount for timing of estimated cash flows	(73,740)	(2,165)		(96)	(742)	-	(3,003)	(76,743)	(310)

Standardized measure of discounted future net cash flows	76,334	3,201	(*)	157	2,029	-	5,387	81,721	467

At December 31, 2008
Future cash inflows	298,408	21,793		1,468	3,088	-	26,349	324,757	-
Future production costs	(163,427)	(5,236)		(588)	(1,212)	-	(7,036)	(170,463)	-
Future development costs	(41,063)	(2,276)		(327)	(593)	-	(3,196)	(44,259)	-
Future income tax expenses	(33,679)	(9,021)		-	(2)	-	(9,023)	(42,702)	-

Undiscounted future net cash flows	60,239	5,260		553	1,281	-	7,094	67,333	-

10 percent midyear annual discount for timing of estimated cash flows	(22,772)	(2,087)		(266)	(187)	-	(2,540)	(25,312)	-

Standardized measure of discounted future net cash flows	37,467	3,174	(*)	286	1,095	-	4,555	42,022	240

(*) Includes US$405 in 2010 (US$411 in 2009 and US$579 in 2008) attributable to 32,76% minority interest in Petrobras Argentina, which is consolidated by Petrobras.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

								Equity Method
	Consolidated Entities							Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at January 1, 2010	76,334	3,202	157	2,028	-	5,387	81,721	467

Sales and transfers of oil and gas, net of production cost	(31,864)	(1,139)	(34)	(1,532)	-	(2,705)	(34,569)	(58)
Development cost incurred	13,692	428	812	193	-	1,433	15,125	18
Net change due to purchases and sales of minerals in place	-	(58)	(1)	-	-	(59)	(59)	-
Net change due to extensions, discoveries and improved less related costs	16,972	218	-	1,061	-	1,279	18,251	-
Revisions of previous quantity estimates	7,594	251	88	686	-	1,025	8,619	(58)
Net change in prices, transfer prices and in production costs	72,628	646	(716)	1,353	-	1,283	73,911	(228)
Changes in estimated future development costs	(13,580)	(271)	-	(334)	-	(605)	(14,185)	30
Accretion of discount	7,633	497	23	193	-	713	8,346	77
Net change in income taxes	(25,135)	(205)	-	(1,040)	-	(1,245)	(26,380)	89
Timing	-	180	(110)	-	-	70	70	-
Other - unspecified	-	(36)	11	454	-	429	429	(13)

Balance at December 31, 2010	124,274	3,713	230	3,062	-	7,005	131,279	324

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

								Equity Method
			Consolidated Entities					Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at janauary 1, 2009	37,466	3,172	287	1,095	-	4,554	42,020	240
						-	-
Sales and transfers of oil and gas, net of production cost	(22,529)	(1,062)	(32)	(581)	-	(1,675)	(24,204)	(84)
Development cost incurred	13,513	319	571	307	-	1,197	14,710	74
Net change due to purchases and sales of minerals in place	-	-	-	-	-	-	-	-
Net change due to extensions, discoveries and improved recovery less related costs	1,643	110	-	1,242	-	1,352	2,995	(45)
Revisions of previous quantity estimates	23,490	(308)	(366)	32	-	(642)	22,848	(80)
Net change in prices, transfer prices and in production costs	44,892	(1,087)	(476)	1,717	-	154	45,046	513
Changes in estimated future development costs	(5,971)	(293)	65	(1,267)	-	(1,495)	(7,466)	(79)
Accretion of discount	3,747	407	16	114	-	537	4,284	40
Net change in income taxes	(19,917)	1,652	-	(238)	-	1,414	(18,503)	(144)
Timing	-	318	38	-	-	356	356	-
Other - unspecified	-	(25)	54	(393)	-	(364)	(364)	32

Balance at December 31, 2009	76,334	3,203	157	2,028	-	5,388	81,722	467

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND
SUBSIDIARIES

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION (UNAUDITED)
Expressed in Millions of United States Dollars
(except when specifically indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

								Equity Method
			Consolidated Entities					Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

Balance at janauary 1, 2008	169,853	4,909	865	3,364	-	9,138	178,991	-
						-	-
Sales and transfers of oil and gas, net of production cost	(36,982)	(1,630)	(97)	(59)	-	(1,786)	(38,768)	-
Development cost incurred	11,744	557	288	549	194	1,588	13,332	-
Net change due to purchases and sales of minerals in place	-	201	-	-	-	201	201	-
Net change due to extensions, discoveries and improved recovery less related costs	1,018	69	-	(19)	-	50	1,068	-
Revisions of previous quantity estimates	634	1,232	(155)	440	-	1,517	2,151	-
Net change in sales and transfer prices and in productions costs	(188,780)	(1,355)	(1,075)	(4,018)	(194)	(6,642)	(195,422)	-
Changes in estimated future development costs	(8,576)	(733)	(132)	(162)	-	(1,027)	(9,603)	-
Accretion of discount	16,985	668	122	340	-	1,130	18,115	-
Net change in income taxes	71,571	(449)	356	1,380	-	1,287	72,858	-
Timing	-	(208)	74	(410)	-	(544)	(544)	-
Other - unspecified	-	(87)	40	(310)	-	(357)	(357)	-

Balance at December 31, 2008	37,467	3,174	286	1,095	-	4,555	42,022	240

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. -
Petrobras)

Consolidated Financial Statements
Years ended December 31, 2010, 2009 and
2008 together with Report of Independent
Registered Public Accounting Firm

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Contents

Report of Independent Registered Public Accounting Firm	F-145 - F-146

Audited Financial Statements

Consolidated Balance Sheets	F-147 - F-148
Consolidated Statements of Operations	F-149
Consolidated Statements of Changes in Stockholder’s Deficit	F-150
Consolidated Statements of Cash Flows	F-151
Notes to the Consolidated Financial Statements	F-152 - F-171

Report of Independent Registered Public Accounting Firm

The Executive Board and Stockholder of

Petrobras International Finance Company

We have audited the accompanying consolidated balance sheets of Petrobras International Finance Company and subsidiaries (“PifCo” or “the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, Petrobras International Finance Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by COSO.

KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 15, 2011

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009
(In thousand of U.S. dollars)

Assets	2010	2009

Current assets
Cash and cash equivalents (Note 3)	1,197,430	953,157
Marketable securities (Note 4)	2,429,400	2,546,811
Trade accounts receivable
Related parties (Note 5)	5,891,030	15,986,051
Other	927,663	553,081
Notes receivable - related parties (Note 5)	2,636,340	1,213,155
Inventories (Note 6)	1,022,954	1,223,267
Export prepayments - related parties (Note 5)	70,444	382,827
Restricted deposits for guarantees and other (Note 5 and 7)	263,119	127,401

	14,438,380	22,985,750

Property and equipment	837	2,012

Investments in non-consolidated company (Note 1)	7	13

Other assets
Marketable securities (Note 4)	2,728,991	2,490,325
Notes receivable - related parties (Note 5)	430,992	421,962
Export prepayment – related parties (Note 5)	194,440	263,480
Restricted deposits for guarantees and prepaid expenses (Note 7)	188,374	201,188

	3,542,797	3,376,955

Total assets	17,982,021	26,364,730

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED BALANCE SHEETS
As of December 31, 2010 and 2009
(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	2010	2009

Current liabilities
Trade accounts payable
Related parties (Note 5)	2,169,365	1,684,855
Other	1,015,780	1,436,399
Notes payable - related parties (Note 5)	-	7,862,042
Short-term financing (Note 8)	1,973,287	1,482,820
Current portion of long-term debt (Note 8)	386,028	474,608
Accrued interests (Note 8)	274,022	199,469
Other current liabilities (Note 5)	74,577	34,555

	5,893,059	13,174,748

Long-term liabilities
Long-term debt (Note 8)	12,431,438	13,268,959

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1 (Note10)	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(894,272)	(632,755)
Other comprehensive income
Loss on cash flow hedge	(14,648)	(12,666)

	(342,476)	(78,977)

Total liabilities and stockholder’s deficit	17,982,021	26,364,730

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2010, 2009 and 2008
(In thousand of U.S. dollars, except net (loss)/income per share amounts)

	Years ended December 31,

	2010	2009	2008

Sales of crude oil, oil products and services
Related parties (Note 5)	17,417,211	15,728,847	23,797,304
Other	17,342,259	13,121,152	18,645,503
	34,759,470	28,849,999	42,442,807

Cost of sales
Related parties (Note 5)	(14,227,465)	(11,899,415)	(14,431,172)
Other	(20,002,760)	(15,926,001)	(27,799,952)
Selling, general and administrative expenses
Related parties (Note 5)	(189,162)	(197,315)	(341,668)
Other	(292,583)	(220,537)	(220,527)
Other operating expenses, net (Note 9)	(48,029)	(29,320)	(577,128)
	(34,759,999)	(28,272,588)	(43,370,447)

Operating income/(loss)	(529)	577,411	(927,640)

Equity in results of non-consolidated company	(6)	(10)	(2)

Financial income
Related parties (Note 5)	563,994	1,415,010	1,655,709
Derivatives on sales and financial transactions
Related parties (Note 5)	6,109	54,398	1,822
Other (Note 12)	142,391	213,683	500,088
Financial investments	213,226	296,096	145,371
Other	18,236	18,283	21,892
	943,956	1,997,470	2,324,882

Financial expense
Related parties (Note 5)	(107,466)	(936,828)	(1,322,342)
Derivatives on sales and financial transactions
Related parties (Note 5)	(4,438)	(27,837)	(30,719)
Other (Note 12)	(163,753)	(373,899)	(384,908)
Financing	(892,168)	(657,407)	(413,305)
Expense on extinguishment of debt	-	(50,408)	-
Other	(34,266)	(43,703)	(18,786)
	(1,202,091)	(2,090,082)	(2,170,060)

Financial, net	(258,135)	(92,612)	154,822

Exchange variation, net	(2,847)	400	(2,836)

Other income, net	-	2,203	3,058

Net (loss)/ income for the year	(261,517)	487,392	(772,598)

Net (loss)/ income per share for the year - US$	(0.87)	1.62	(2.57)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S DEFICIT
Years Ended December 31, 2010, 2009 and 2008
(In thousand of U.S. dollars)

	Years ended December 31,
	2010	2009	2008
Common stock
Balance at January 1	300,050	300,050	300,050
Balance at end of year	300,050	300,050	300,050

Additional paid in capital
Balance at January 1	266,394	266,394	53,926
Transfer to capital	-	-	212,468
Balance at end of year	266,394	266,394	266,394

Accumulated deficit
Balance at January 1	(632,755)	(1,120,147)	(347,549)
Net (loss)/income for the year	(261,517)	487,392	(772,598)
Balance at end of year	(894,272)	(632,755)	(1,120,147)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(12,666)	(39,092)	(9,424)
Change in the year	(1,982)	26,426	(29,668)
Balance at end of year	(14,648)	(12,666)	(39,092)

Total stockholder’s deficit	(342,476)	(78,977)	(592,795)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2009 and 2008
(In thousand of U.S. dollars)

	Years ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net (loss)/income for the year	(261,517)	487,392	(772,598)
Adjustments to reconcile net income(loss) to net cash used in operations
Depreciation, amortization of prepaid expenses and debt amortization	25,113	76,434	2,993
Loss on inventory	(318)	(144,548)	144,866
Equity in results of non-consolidated company	6	10	2
Decrease (increase) in assets
Trade accounts receivable
Related parties	10,095,021	8,169,024	(9,228,606)
Other	(374,537)	(63,311)	412,006
Export prepayments - related parties	381,423	100,986	36,128
Other assets	203,777	(31,430)	930
Increase in liabilities
Trade accounts payable
Related parties	484,510	(27,215)	625,591
Other	(420,619)	800,422	(544,978)
Other liabilities	112,009	29,495	174,570

Net cash provided by/(used in) operating activities	10,244,868	9,397,259	(9,149,096)

Cash flows from investing activities
Marketable securities, net	(121,255)	(438,612)	(465,902)
Notes receivable - related parties, net	(1,534,676)	(47,155)	493,024
Property and equipment	800	(581)	(1,612)
Investments in non-consolidated company	-	(20)	(5)

Net cash (used in)/provided by investing activities	(1,655,131)	(486,368)	25,505

Cash flows from financing activities
Short-term financing, net issuance and repayments	(9,533)	1,482,820	(5,201)
Proceeds from issuance of long-term debt	-	12,350,000	836,815
Principal payments of long-term debt	(480,608)	(4,697,769)	(722,060)
Short-term loans - related parties, net	(7,855,323)	(17,380,479)	8,626,816

Net cash (used in)/provided by financing activities	(8,345,464)	(8,245,428)	8,736,370

Increase/(decrease) in cash and cash equivalents	244,273	665,463	(387,221)
Cash and cash equivalents at beginning of the year	953,157	287,694	674,915

Cash and cash equivalents at end of the year	1,197,430	953,157	287,694

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	931,685	1,658,154	1,517,259
Income taxes	941	3,932	1,977
Cash received during the year for interest	209,872	101,678	176,903

Non-cash investing and financing transactions
Capital contribution due to acquisition and sale of Platform P-37 through loans	-	-	212,468
Transfer to Brasoil of notes receivable and payable	-	-	8,231,299
Payment of accounts payable through loans from Petrobras	-	-	600,000

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(In thousand of U.S. dollars)

1. The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petróleo Brasileiro S.A. - (“Petrobras”).

PifCo purchases crude oil and oil products from Petrobras to hold in inventory and for sale outside Brazil. Additionally, the Company sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil. PifCo also purchases crude oil and oil products from third parties and sells to Petrobras under terms that allow payment in up to approximately 30 days, without a premium. Prior to April 2010, Petrobras paid for shipments of crude oil and oil products from PifCo over a period of up to 330 days, including a premium that was recognized on a deferred payment basis.

Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Commercial operations, including those with Petrobras, are carried out under normal market conditions and at commercial prices. PifCo also engages in international capital market borrowings as a part of Petrobras’ financial and operating strategy.

PifCo will gradually reduce both its sales of crude oil and oil products to Petrobras and its sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether. At that time, PifCo will become a finance subsidiary functioning as a vehicle for Petrobras to raise capital for its operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means. Petrobras’ support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with trading activities in Asia.

In 2008, PSPL took a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the Japanese market. PM Bio Trading Private Limited is scheduled to commence its operations by 2012.

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

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay, Petrobras International Braspetro B.V. – PIB BV and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which those companies operate. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

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

Events subsequent to December 31, 2010, were evaluated until the time of the filing of the Form 6-K with the Securities and Exchange Commission.

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

(d) Trade accounts receivable

Trade accounts receivable are stated at estimated realizable values. An allowance for credit losses is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts receivables.

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
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(h) Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company's debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 56,030 and US$ 67,730 as of December 31, 2010 and 2009, respectively.

(i) Property and equipment

Property and equipment are stated at cost and are depreciated according to their estimated useful lives.

(j) Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(k) Unearned income

Unearned income represents the unearned premium charged by the Company to Petrobras and Alberto Pasqualini - Refap S.A. (“Refap”) up to March 2010 to compensate for its financing costs. The premium is billed to Petrobras and Refap at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense. The unearned income is classified within accounts receivable.

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

Purchases and sales of inventory with the same counterparty (buy/sell arrangements) are combined and recorded on a net basis and reported in “Cost of sales” on the Consolidated Statements of Operations.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(l) Revenues, costs, income and expenses (Continued)

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

(n) Recently adopted accounting standards

Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-16 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASU 2010-20)

The ASU 2010-20 enhance the disclosures required for financing receivables and allowances for credit losses under FASB Accounting Standards Codification 310, Receivables. Most of the existing disclosures have been amended to require information on a more disaggregated basis. ASU 2010-20 was adopted in December, 2010. The Company’s consolidated financial statements will be impacted only by additional disclosures.

3. Cash and Cash Equivalents

	2010	2009
Cash and banks	14,712	1,445
Time deposits and short-term investment	1,182,718	951,712
	1,197,430	953,157

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

4. Marketable Securities

				Total
			Interest rate
	Security (ii)	Maturity	per annum	2010 (i)	2009 (i)

Available for Sale (iii)	Clep	2014	8%	878,649	817,896
Available for Sale (iii)	Petrobras	2011	7.4% + IGPM(*)	448,417	366,246
Held to Maturity	Charter	2024	3.85%	849,548	908,491
Held to Maturity	NTS	2011-2014	1.26%/1.94%	608,820	601,845
Held to Maturity	NTN	2011-2014	1.26%/1.94%	639,604	631,499
Held to Maturity	Mexilhão	2011	2.12%/2.14%	472,321	471,081
Held to Maturity	Gasene	2022	2.75%	389,387	382,424
Held to Maturity	PDET	2019	2.25%	367,513	359,576
Held to Maturity	TAG	2011	1.20%	504,132	498,078
				5,158,391	5,037,136
Less: Current balances				(2,429,400)	(2,546,811)

				2,728,991	2,490,325

(*) IGPM - General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

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

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

5. Related Parties

	Petróleo Brasileiro S.A. - Petrobras	Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	Downstream Participações S.A. and its subsidiaries

				Other	2010	2009
Current assets
Marketable securities (i)	448,417	-	-	1,980,983	2,429,400	2,546,811
Accounts receivable, principally for sales (ii)	5,714,401	175,151	1,477	1	5,891,030	15,986,051
Notes receivable	1,746,007	423,112	-	467,221	2,636,340	1,213,155
Export prepayment	70,444	-	-	-	70,444	382,827
Other	-	987	-	2,316	3,303	3,994

Investments in non-consolidated company	-	-	-	7	7	13

Other assets
Marketable securities (i)	-	-	-	2,728,991	2,728,991	2,490,325
Notes receivable	-	430,992	-	-	430,992	421,962
Export prepayment	194,440	-	-	-	194,440	263,480

Current liabilities
Trade accounts payable	1,930,054	189,357	49,954	-	2,169,365	1,684,855
Notes payable	-	-	-	-	-	7,862,042
Other	-	792	-	-	792	2,768

Statement of operations							2008
Sales of crude oil and oil products and services	10,784,093	4,528,953	1,739,205	364,960	17,417,211	15,728,847	23,797,304
Purchases (iii)	(11,143,889)	(2,698,364)	(327,760)	(57,452)	(14,227,465)	(11,899,415)	(14,431,172)
Selling, general and administrative expenses	(113,365)	(78,370)	2,416	157	(189,162)	(197,315)	(341,668)
Equity in results of non-consolidated company	-	-	-	(6)	(6)	(10)	(2)
Financial income	482,343	84,377	-	3,383	570,103	1,469,408	1,657,531
Financial expense	(107,466)	(4,438)	-	-	(111,904)	(964,665)	(1,353,061)

Commercial operations between PifCo and its subsidiaries and affiliated companies, including those with Petrobras, are carried out under normal market conditions and at commercial prices. Prior to April 2010, sales of crude oil and oil products to Petrobras were settled over a period of up to 330 days, and included financing charges accrued during these extended payment periods.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

All transactions with related parties support the financial and operational strategy of PifCo’s parent company, Petrobras.

(i) See Note (4).

(ii) Accounts receivable from related parties consist primarily of crude oil sales made by the Company to Petrobras, some of which include extended payment terms of up to 330 days.

(iii) Purchases from related parties are presented in the cost of sales in the consolidated statements of operations.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

6. Inventories

	2010	2009

Crude oil	707,369	847,901
Oil products and other	263,359	345,732
Ethanol	52,226	29,634

	1,022,954	1,223,267

Inventories are stated at the lower of cost or net realizable market value. At December 31, 2009 the inventories were reduced in US$ 318 (see Note 9), due to declines in international oil prices, which have been classified as other operating expenses in the statement of operations. At December 31, 2010 there was no impairment. The Company adopted the net realizable value for inventories impairment purposes.

7. Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposits: (i) US$ 38,250 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings, and are required per the related debt agreement; and (ii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of SFE – Sociedade Fluminense de Energia Ltda., a subsidiary of Petrobras. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,948 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financing

	Current		Long-term
	2010	2009	2010	2009

Financial institutions (i)	2,063,178	1,891,662	1,094,905	1,682,543
Senior notes	246,449	11,099	-	235,350
Sale of right to future receivables	71,084	70,347	344,440	413,480
Assets related to export prepayment to be offset against sale of right to future receivables	-	-	(150,000)	(150,000)
Global notes	250,197	181,656	10,711,593	10,709,621
Japanese yen bonds	2,429	2,133	430,500	377,965

	2,633,337	2,156,897	12,431,438	13,268,959

Financing	1,973,287	1,482,820	12,431,438	13,268,959
Current portion of long-term debt	386,028	474,608	-	-
Accrued interests	274,022	199,469	-	-

	2,633,337	2,156,897	12,431,438	13,268,959

(i)

The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products on the international market for sale  to Petrobras and to purchase Petrobras crude oil and oil products exports, and with interest rates ranging from 1.55% to 3.81% at December 31, 2010. The weighted average borrowing for short-term debt at December 31, 2010 and 2009 was 2.73% and 2.33%, respectively.

At December 31, 2010 and 2009, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

At December 31, 2010 and 2009, the Company’s long-term debt was US$ 12,431,438 and US$ 13,268,959, respectively, and had estimated fair values of approximately US$ 14,076,200 and US$ 14,445,600, respectively.

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
				150,000
Assets related to export
prepayment to be offset
against sale of right to
future receivables
Serie 2003-B	May, 2003	2013	3.748%	(40,000)	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	(110,000)	quarterly	bullet
				(150,000)
				-
Senior trust certificates
Serie 2003-B	May, 2003	2013	4.848%	39,100	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	155,340	quarterly	quarterly
				194,440

	September,
Japanese yen bonds	2006	2016	2.150%	430,500	semiannually	bullet
				430,500
Global notes
Global notes	July, 2003	2013	9.125%	376,847	semiannually	bullet
Global notes	December,
	2003	2018	8.375%	576,780	semiannually	bullet
Global notes	September,
	2004	2014	7.750%	397,865	semiannually	bullet
Global notes	October, 2006	2016	6.125%	860,157	semiannually	bullet
Global notes	November,
	2007	2018	5.875%	1,739,697	semiannually	bullet
	February and
Global notes	July, 2009	2019	7.875%	2,803,413	semiannually	bullet
Global notes	October, 2009	2020	5.750%	2,479,621	semiannually	bullet
Global notes	October, 2009	2040	6.875%	1,477,213	semiannually	bullet
				10,711,593

		up to	from 1.55%
Financial institutions	from 2005	2017	to 3.03%	1,094,905	various	various
				1,094,905
				12,431,438

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

8. Financing (Continued)

Long-term financing - Additional information (Continued)

b)  Long-term debt maturity dates:

2012	761,798
2013	536,185
2014	553,874
2015	72,200
2016	1,360,656
Thereafter	9,146,725

12,431,438

9. Other Operating Expenses, Net

The Company recognized a loss of US$ 45,668 and US$ 29,320 due to a reduction in the value of the inventory for the year ended December 31, 2010 and 2009, respectively, resulting from lower international oil prices.

10. Stockholder's Deficit

Capital

The subscribed capital at December 31, 2010 and 2009 is US$ 300,050 divided into 300,050,000 shares of US$ 1.00 each.

11. Commitments and Contingencies

(a) Oil purchase contract

In an effort to ensure procurement of crude oil and oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2019, which collectively obligate it to purchase a minimum of approximately 453,802 barrels of crude oil and oil products per day at market prices.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

11. Commitments and Contingencies (Continued)

(b) Purchase option - Platforms

The Company has maintained the right to exercise a call option on the existing Subchartered Asset Option Agreement granted by PNBV, and has maintained an obligation to purchase the vessels in the event that PNBV exercises its Put Option, upon the occurrence of an event of default, under the same Option Agreement, for Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase these platforms after the expiration of the Charters.

In relation to P-47, PifCo has maintained the right to exercise a call option on the existing Subchartered Asset Option Agreement granted by PNBV, and has maintained an obligation to purchase the vessel in the event that PNBV exercises its Put Option, upon the occurrence of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loan agreements

The Company’s outstanding position at December 31, 2010 in irrevocable letters of credit was US$ 93,572, as compared to US$ 556,162 at December 31, 2009, supporting crude oil and oil products imports and services.

Additionally, the Company had standby committed facilities available in the amount of US$ 720,682, (US$ 518,500 at December 31, 2009) which are not committed to any specific use. PifCo has not drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

12. Derivative Instruments, Hedging and Risk Management Activities

PifCo’s policy for the risk management of the price of oil and oil products consists basically in protecting the margins in certain specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

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

As of December 31, 2010 and 2009, the Company had the following outstanding commodity derivative contracts:

	Notional amount in
Commodity Contracts	thousands of bbl* as of
Maturity 2011	2010	2009

Futures and Forwards contracts	(2,857)	(3,447)

Options contracts	(130)	-

* A negative notional amount represents a sale position.

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen to the U.S. dollar was fixed at the beginning of the transaction and has remained fixed since that time. The Company does not intend to settle these contracts before the end of their terms.

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

As of December 31, 2010, the Company had entered into the following cross currency swap:

Cross Currency Swaps

		Notional Amount
Maturing in 2016%		(in thousand JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At December 31, 2010, the cross currency swap and the portfolio for commercial operations, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 5,572 and US$ 9,786, respectively.

The effect of derivative instruments on the statement of financial position for the year ended December, 31 2010 and 2009 was as follows:

	2010				2009
	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as
hedging instruments under
Codification Topic 815
	Other				Other
	current				current
Foreign exchange contracts	assets	115,487		-	assets	64,819		-

Derivatives not designated as
hedging instruments under
Codification Topic 815
	Other		Other		Other		Other
	current		current		current		current
Commodity contracts	assets	9,204	liabilities	35,611	assets	23,143	liabilities	22,997
Total Derivatives		124,691		35,611		87,962		22,997

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

	Amount of Loss Recognized in OCI on Derivative (Effective Portion)			Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)		Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	2010	2009	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	2010	2009	2010	2009
Foreign exchange contracts
	42,243	8,286	Financial expense, net	(44,225)	18,140	1,590	760

		Amount of Gain or (Loss)
		Recognized in Income on
		Derivative
Derivatives Not Designated as	Location of Gain or (Loss)
Hedging Instruments under	Recognized in Income on
Codification Topic 815	Derivative	2010	2009

Commodity contracts	Financial income	146,910	267,321
	Financial expense	(168,191)	(401,736)
Total		(21,281)	(134,415)

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2010 and 2009.

Embedded Derivatives

The procedures for identifying derivative instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed.

The contracts with possible clauses for derivative instruments or securities to be realized are communicated before they are signed, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The embedded derivatives identified in the year were:

Sale of Imported Petroleum

Sales agreements for imported petroleum entered into between Petrobras Singapore Private Limited - PSPL and Refinaria de Petróleo Riograndense S.A.

The transaction consists of sale of petroleum, whose main characteristics reside in the fact that the prices to be paid on a future date are fixed at the time of the signing of the contracts, in contrast to other transactions of the same nature where the settlement prices are observed on the dates of delivery of the products, which incontestably defines the existence of a short position for a petroleum futures contract.

	Notional amount in thousands of bbl* as of
		Fair Value	VaR	Maturity

Forwards contract
Short position	400	2,316	1,080	2011

The identified embedded derivative was valued at fair value through profit and loss and classified at level 1 in the fair value hierarchy.

Sale of Ethanol

Sales agreements for hydrous ethanol entered into between PifCo and Toyota Tsusho Corporation.

The transaction consists of sale of hydrous ethanol through a price formula defined at the time of signing the contract. The definition of price for each shipment of hydrous ethanol delivered in this contract involves two quotations of distinct references: ethanol and naphtha.

The contract establishes the beginning of delivery of shipments of alcohol in 2012 for a period of 10 years. However, as there is a contractual clause that permits renegotiation of prices and termination by any one of the parties after five years, if a new agreement is not reached, we consider the term of only five years as a firm contractual commitment for purposes of calculating the value of the embedded derivative financial instrument.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The basic defined contractual quantity is 143,000 m³ per year.

The price formula in question uses as one of its references the quotation of a commodity that does not maintain a strict cost or market value relationship with the product transacted in the contract. Accordingly, the portion referring to the embedded derivative should be isolated from the original contract and recorded in the financial statements following the same rules applicable to the other derivative financial instruments.

The table below presents the fair value and the value at risk (VaR) of the embedded derivative for the year:

	Notional amount in thousands of m3* as of
		Fair Value	VaR	Maturity

Forwards contracts
Long position	715	32,081	992	2016

The derivative was valued at fair value through profit and loss and classified at level 3 in the fair value hierarchy.

The gains obtained are presented in the Statements of Operations as financial income.

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt, short-term portion of long-term debt and trade payables approximate their carrying values.

The Company’s long-term asset related to the export prepayment program was US$ 194,440 and US$ 263,480 at December 31, 2010 and 2009, respectively, and had fair values of US$ 205,800 and US$ 270,500, respectively.

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
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company’s commodities derivatives, marketable securities and embedded derivative of sale of imported petroleum fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets and liabilities in active markets, and, therefore, were classified as level 1.

The fair values of cross currency swaps were calculated using observable interest rates in JPY and USD for the full term of the contracts, and, therefore, were classified as level 2.

The fair value of embedded derivative of sale of ethanol was determined based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The values of the parameters used in the calculation were obtained from the quotations for market price for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements, and, therefore, was classified as level 3.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at December 31, 2010, was:

				December 31,
	Level 1	Level 2	Level 3	2010
Assets
Marketable securities - available for sale	1,327,066	-	-	1,327,066
Foreign exchange derivatives	-	115,487	-	115,487
Commodity derivatives	11,520	-	32,081	43,601

Total assets	1,338,586	115,487	32,081	1,486,154

Liability
Commodity derivatives	36,498	-	-	36,498

Total liabilities	36,498	-	-	36,498

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

13. Subsequent Events

Financing

Global Notes

On January 27, 2011, PifCo issued an amount of US$ 6,000,000 in a multi-tranche Global Notes in the international capital market, as follows:

(i) US$ 2,500,000, due January 27, 2016. The Global Notes bear interest at the rate of 3.875% per year, payable semiannually beginning on July 27, 2011;

(ii)US$ 2,500,000, due January 27, 2021. The Global Notes bear interest at the rate of 5.375% per year, payable semiannually beginning on July 27, 2011;

(iii) US$ 1,000,000, due January 27, 2041. The Global Notes bear interest at the rate of 6.750% per year, payable semiannually beginning on July 27, 2011.

These financings had an issue cost of approximately US$ 18,447, discount of US$ 20,520 and effective interest rates of 4.01%, 5.44% and 6.84% per annum, respectively. These Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

* * *