Form 20-F
period 2011-12-31
PETROBRAS INTERNATIONAL FINANCE CO; PETROBRAS - PETROLEO BRASILEIRO SA
filed 2012-04-02
CIK 1163371, 1119639

As filed with the Securities and Exchange Commission on March 30, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

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
20031-912 – Rio de Janeiro – RJ

Brazil

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Petrobras Common Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing two Common Shares	New York Stock Exchange
Petrobras Preferred Shares, without par value*	New York Stock Exchange*
Petrobras American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Preferred Shares	New York Stock Exchange
2.875% Global Notes due 2015, issued by PifCo	New York Stock Exchange
6.125% Global Notes due 2016, issued by PifCo	New York Stock Exchange
3.875% Global Notes due 2016, issued by PifCo	New York Stock Exchange
3.500% Global Notes due 2017, issued by PifCo	New York Stock Exchange
5.875% Global Notes due 2018, issued by PifCo	New York Stock Exchange
7.875% Global Notes due 2019, issued by PifCo	New York Stock Exchange
5.75% Global Notes due 2020, issued by PifCo	New York Stock Exchange
5.375% Global Notes due 2021, issued by PifCo	New York Stock Exchange
6.875% Global Notes due 2040, issued by PifCo	New York Stock Exchange
6.750% Global Notes due 2041, issued by PifCo	New York Stock Exchange

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

TITLE OF EACH CLASS:

9.125% Global Notes due 2013, issued by PifCo

7.75% Global Notes due 2014, issued by PifCo

8.375% Global Notes due 2018, issued by PifCo

4.875% Global Notes due 2018, issued by PifCo

5.875% Global Notes due 2022, issued by PifCo

6.250% Global Notes due 2026, issued by PifCo

The number of outstanding shares of each class of stock of Petrobras and PifCo as of December 31, 2011 was:

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

Yes ☑  (Petrobras)  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☑  (Petrobras)  Accelerated filer ☐         Non-accelerated filer ☑  (PifCo)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP  ☐                         International Financial Reporting Standards as issued by the International Accounting Standards Board ☑                      Other ☐

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

•    our projected and targeted capital expenditures and investments and other costs, commitments and revenues;

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

This is the annual report of both Petróleo Brasileiro S.A.—Petrobras (Petrobras) and its direct wholly owned Cayman Islands subsidiary, Petrobras International Finance Company (PifCo).  PifCo has become our finance subsidiary functioning as a vehicle to raise funds for us primarily through the issuance of debt securities in the international capital markets, among other means.

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

°API	Standard measure of oil density developed by the American Petroleum Institute.
Barrels	Barrels of crude oil.
BSW	Basic sediment and water, a measurement of the water and sediment content of flowing crude oil.
Catalytic cracking	A process by which hydrocarbon molecules are broken down (cracked) into lighter fractions by the action of a catalyst.
Coker	A vessel in which bitumen is cracked into its fractions.
Condensate	Light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperature and pressure.
CNPE	The Conselho Nacional de Política Energética (National Energy Policy Council), or CNPE, is an advisory body of the President of the Republic responsible for formulating energy policies and guidelines.
Deep water	Between 300 and 1,500 meters (984 and 4,921 feet) deep.
Distillation	A process by which liquids are separated or refined by vaporization followed by condensation.
EWT	Extended well test.
Exploration Area	A region in Brazil under a regulatory contract without a known hydrocarbon accumulation or with a hydrocarbon accumulation that has not yet been declared commercial.
FPSO	Floating Production, Storage and Offloading Unit.
Heavy crude oil	Crude oil with API density less than or equal to 22°.
Intermediate crude oil	Crude oil with API density higher than 22° and less than or equal to 31°.
Light crude oil	Crude oil with API density higher than 31°.
LNG	Liquefied natural gas.
LPG	Liquefied petroleum gas, which is a mixture of saturated and unsaturated hydrocarbons, with up to five carbon atoms, used as domestic fuel.

MME	The federal Ministry of Mines and Energy, or MME.
NGLs	Natural gas liquids, which are light hydrocarbon substances produced with natural gas, which condense into liquid at normal temperature and pressure.
Oil	Crude oil, including NGLs and condensates.
Pre-salt reservoir	A geological formation containing oil or natural gas deposits located beneath a salt layer.
Post-salt reservoir	A geological formation containing oil or natural gas deposits located above a salt layer.
Proved reserves

Consistent with the definitions in the SEC’s Amended Rule 4-10(a) of Regulation S-X, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price is the average price during the 12-month period prior to December 31, 2011, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The project to extract the hydrocarbons must have commenced or we must be reasonably certain that we will commence the project within a reasonable time.

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

Petrobras

The audited consolidated financial statements of Petrobras and our consolidated subsidiaries as of and for each of the three years ended December 31, 2011, 2010 and 2009 and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).  See Item 5. “Operating and Financial Review and Prospects” and Note 2.1 to our audited consolidated financial statements.  Petrobras applies IFRS in its statutory financial statements prepared in accordance with Brazilian Corporate Law and regulations promulgated by the Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil, or CVM).  Brazilian Corporate Law was amended in 2007 to permit accounting practices adopted in Brazil (Brazilian GAAP) to converge with IFRS.

We discontinued U.S. GAAP and adopted IFRS, as issued by the IASB, as the basis for the preparation and presentation of our financial statements and reporting with the SEC beginning with our financial statements as of and for the year ending December 31, 2011 presented in this annual report. This annual report on Form 20-F and all of our future reports filed with the SEC will only present financial information prepared in accordance with IFRS.

We first adopted IFRS, as issued by IASB, for our financial statements for the year December 31, 2010, which were filed with the local securities regulator in Brazil and made available to the public. Our transition date from Brazilian GAAP to IFRS was January 1, 2009 and we used certain elective transitional treatments under IFRS 1 in such financial statements filed with the local securities regulator in Brazil.

Since we have previously adopted IFRS in Brazil, we are not a “first time adopter” of IFRS for purposes of this annual report on Form 20-F.  We are presenting bridging disclosures to IFRS in the form of a reconciliation from U.S. GAAP to IFRS as issued by the IASB of our net income for the years ended December 31, 2010 and 2009 and our shareholders’ equity at December 31, 2010. This reconciliation is included in Note 36 in our audited consolidated financial statements.

Our IFRS financial statements filed with the local securities regulator in Brazil use the real  as its presentation currency, while the financial statements included herein use the U.S. Dollar as its presentation currency.  As described more fully in Note 2.3 to our audited consolidated financial statements, the U.S. dollar amounts as of the dates and for the periods presented in our audited consolidated financial statements have been recalculated or translated from the real amounts in accordance with the criteria set forth in IAS 21 – “The effects of changes in foreign exchange rates.”  U.S. dollar amounts presented in this annual report have been translated from reais at the period-end exchange rate for balance sheet items and the average exchange rate prevailing during the period for income statement and cash flow items.

Unless the context otherwise indicates:

•    historical data contained in this annual report that were not derived from the audited consolidated financial statements have been translated from reais on a similar basis;

•    forward-looking amounts, including estimated future capital expenditures and investments, have all been based on our Petrobras 2020 Strategic Plan, which covers the period from 2009 to 2020, and on our 2011-2015 Business Plan, and have been projected on a constant basis and have been translated from reais at an estimated average exchange rate of R$1.73 to U.S.$1.00, in accordance with our 2011-2015 Business Plan.  In addition, in accordance with our 2011-2015 Business Plan, future calculations involving an assumed price of crude oil have been calculated using a Brent crude oil price of between U.S.$80 and U.S.$95 from 2012 through 2015, adjusted for our quality and location differences, unless otherwise stated; and

•    estimated future capital expenditures and investments are based on the most recently budgeted amounts, which may not have been adjusted to reflect all factors that could affect such amounts.

PifCo

PifCo has in the past engaged in both commercial operations and in financing activities for us. In August 2011, as part of its transition to become our finance subsidiary, PifCo transferred two of its wholly owned subsidiaries – Petrobras Europe Limited (PEL) and Petrobras Singapore Private Limited (PSPL) – to Petrobras International Braspetro B.V (PIB BV). PifCo ceased its commercial operations altogether and has become our finance subsidiary, functioning as a vehicle to raise funds for us primarily through the issuance of debt securities in the international capital markets, among other means.

PifCo’s functional currency is the U.S. dollar.  PifCo’s audited consolidated financial statements as of and for each of the years ended December 31, 2011, 2010 and 2009 and the accompanying notes contained in this annual report have been presented in U.S. dollars and prepared in accordance with IFRS and include PifCo’s two wholly owned subsidiaries: Petrobras Finance Limited (PFL) and Bear Insurance Company (BEAR).

PRESENTATION OF INFORMATION CONCERNING RESERVES

Petrobras continues to utilize the SEC rules for estimating and disclosing oil and gas reserve quantities included in this annual report.  In accordance with these rules, adopted by Petrobras at year-end 2009, the year-end 2011 and 2010 reserve volumes have been estimated using the average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period and include non-traditional reserves, such as synthetic oil and gas.  In addition, the amended rules also adopted a reliable technology definition that permits reserves to be added based on field-tested technologies.  The adoption of the SEC’s rules for estimating and disclosing oil and gas reserves and the FASB’s issuance of the Accounting Standards Update No. 2010-03 “Oil and Gas Reserve Estimation and Disclosure” in January 2010 generated no material impact on our reported reserves or on our consolidated financial position or results of operations.

DeGolyer and MacNaughton (D&M) used our reserves estimates to conduct a reserves audit of 95.5% of the net proved crude oil, condensate and natural gas reserves as of December 31, 2011 from certain properties we own in Brazil and offshore from Brazil.  In addition, D&M used its own estimates of our reserves to conduct a reserves evaluation of 53% of the net proved crude oil, NGL and natural gas reserves as of December 31, 2011 from certain properties we own in South America (outside of Brazil).  The reserves estimates were prepared in accordance with the reserves definitions of Rule 4-10(a) of Regulation S-X of the SEC.  All reserves estimates involve some degree of uncertainty. See Item 3. “Key Information—Risk Factors—Risks Relating to Our Operations” for a description of the risks relating to our reserves and our reserve estimates.

On January 13, 2012, we filed reserve estimates for Brazil with the ANP, in accordance with Brazilian rules and regulations, totaling net volumes of 13.22 billion barrels of crude oil and condensate and 14.93 trillion cubic feet of natural gas.  The reserve estimates filed with the ANP and those provided herein differ by approximately 28% in terms of oil equivalent. This difference is due to: (i) the ANP requirement to estimate proved reserves through the technical-economical abandonment of production wells, as opposed to limiting reserve estimates to the life of the concession contracts as required by Rule 4-10 of Regulation S-X; and (ii) different technical criteria for booking proved reserves, including the use of current oil prices as opposed to the SEC requirement that the 12-month average price be used to determine the economic producibility of reserves in Brazil.

We also file reserve estimates from our international operations with various governmental agencies under the guidelines of the Society of Petroleum Engineers, or SPE.  The aggregate reserve estimates from our international operations, under SPE guidelines, amounted to 0.471 billion barrels of crude oil and NGLs and 1.406 billion cubic feet of natural gas, which is approximately 14% higher than the reserve estimates calculated under Regulation S-X, as provided herein.  This difference occurs because of different technical criteria for booking proved reserves, including the use of current oil prices as opposed to the SEC requirement that the 12-month average price be used to determine the economic producibility of international reserves.  In addition, we have not yet included the volumes from the Gulf of Mexico fields that do not have a production history available for analogous reservoirs.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

We discontinued U.S. GAAP and adopted IFRS, as issued by the IASB, as the basis for the preparation and presentation of our financial statements and reporting with  the SEC beginning with our financial statements as of and for the year ending December 31, 2011 presented in this annual report. This annual report on Form 20-F and all of our future reports filed with the SEC will only present financial information prepared in accordance with IFRS.

We first adopted IFRS, as issued by IASB, for our financial statements for the year December 31, 2010, which were filed with the local securities regulator in Brazil and made available to the public. Our transition date from Brazilian GAAP to IFRS was January 1, 2009 and we used certain elective transitional treatments under IFRS 1 in such financial statements filed with the local securities regulator in Brazil.

,  TABLE OF CONTENTS

Since we have previously adopted IFRS in Brazil, we are not a “first time adopter” of IFRS for purposes of this annual report on Form 20-F.  We are presenting bridging disclosures to IFRS in the form of a reconciliation from U.S. GAAP to IFRS as issued by the IASB of our net income for the years ended December 31, 2010 and 2009 and our shareholders’ equity at December 31, 2010. This reconciliation is included in Note 36 in our audited consolidated financial statements.

Our IFRS financial statements filed with the local securities regulator in Brazil use the real  as its presentation currency, while the financial statements included herein use the U.S. Dollar as its presentation currency.

This section contains selected consolidated financial data, presented in U.S. dollars and prepared in accordance with IFRS as of and for each of the three years ended December 31, 2011, 2010 and 2009, derived from our audited consolidated financial statements, which were audited by KPMG Auditores Independentes.

The summary financial data prepared in accordance with IFRS is not comparable to the summary financial data prepared in accordance with U.S. GAAP in our prior annual reports on Form 20-F.

The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA - PETROBRAS

IFRS Summary Financial Data
	As of December 31,
	2011	2010	2009
	(U.S.$ million)
Assets:
Cash and cash equivalents	19,057	17,655	16,222
Accounts receivable, net	11,756	10,845	8,147
Inventories	15,165	11,808	11,103
Other current assets	18,614	23,251	6,706
Non-current assets	21,957	22,637	19,991
Investments in non-consolidated companies and other investments	6,530	6,957	4,620
Property, plant and equipment, net	182,465	168,104	128,754
Intangible assets	43,866	48,937	3,899
Total assets	319,410	310,194	199,442
Liabilities and shareholders’ equity:
Total current liabilities	36,364	33,577	31,067
Total long-term liabilities(1)	33,218	30,251	23,809
Long-term debt(2)	72,718	60,417	48,963
Total liabilities	142,300	124,245	103,839
Shareholders’ equity
Shares authorized and issued:
Paid in capital	107,355	107,341	33,790
Reserves and other comprehensive income	68,483	76,769	60,579
Petrobras’ shareholders’ equity	175,838	184,110	94,369
Non-controlling interest	1,272	1,839	1,234
Total equity	177,110	185,949	95,603
Total liabilities and shareholders’ equity	319,410	310,194	199,442

(1)                  Excludes long-term debt.

(2)                  Excludes current portion of long-term debt.

INCOME STATEMENT DATA - PETROBRAS

IFRS Summary Financial Data
	For the Year Ended December 31,
	2011	2010	2009
	(U.S.$ million, except for share and per share data)
Sales revenues	145,915	120,452	91,146
Net income before financial results, profit sharing and income taxes	27,285	26,372	22,923
Net income for the year(1)(2)	20,121	20,055	15,308
Weighted average number of shares outstanding:
Common	7,442,454,142	5,683,061,430	5,073,347,344
Preferred	5,602,042,788	4,189,764,635	3,700,729,396
Net income before financial results, profit sharing and income taxes per:
Common and Preferred Shares	2.09	2.67	2.61
Common and Preferred ADS	4.18	5.34	5.22
Basic and diluted earnings per:(1)
Common and Preferred Shares	1.54	2.03	1.74
Common and Preferred ADS	3.08	4.06	3.48
Cash dividends per:(3)
Common and Preferred shares	0.53	0.70	0.59
Common and Preferred ADS	1.06	1.40	1.18

(1)                  Our net income represents our income from continuing operations.

(2)                  Excluding non-controlling interests.

(3)                  Represents dividends paid during the year.

PifCo

PifCo discontinued U.S. GAAP and adopted IFRS, as issued by the IASB, as the basis for the preparation and presentation of its financial statements and reporting  with the SEC beginning with its financial statements as of and for the year ending December 31, 2011 presented in this annual report.  This annual report on Form 20-F and all of PifCo’s future reports filed with the SEC will only present financial information prepared in accordance with IFRS.  As our wholly-owned subsidiary, PifCo prepared financial statements in accordance with IFRS, as issued by the IASB, for purposes of our financial statements as of and for the year ended December 31, 2010 which were filed with the local securities regulator in Brazil.  There was no effect on PifCo’s stockholder’s deficit as a result of the transition from U.S. GAAP to IFRS as described in Note 1 in PifCo’s audited consolidated financial statements.

The summary financial data prepared in accordance with IFRS is not comparable to the summary financial data prepared in accordance with U.S. GAAP in PifCo’s prior annual reports on Form 20-F.

This section contains selected consolidated financial data, presented in U.S. dollars and prepared in accordance with IFRS as of and for each of the three years ended December 31, 2011, 2010 and 2009, derived from PifCo’s audited consolidated financial statements, which were audited by KPMG Auditores Independentes.

The information below should be read in conjunction with, and is qualified in its entirety by reference to, PifCo’s audited consolidated financial statements and the accompanying notes and Item 5. “Operating and Financial Review and Prospects.”

BALANCE SHEET DATA - PifCo

IFRS Summary Financial Data
	As of December 31,
	2011	2010	2009
	(U.S.$ million)
Assets:
Total current assets	6,516	11,800	21,773
Property and equipment, net- discontinued operations	–	1	1
Total non-current assets	16,998	6,125	4,523
Total assets	23,514	17,926	26,297
Liabilities and stockholders’ deficit:
Total current liabilities	3,311	5,891	13,174
Total long-term liabilities(1)	20,930	12,377	13,203
Total liabilities	24,241	18,268	26,377
Total stockholder’s deficit	(727)	(342)	(80)
Total liabilities and stockholder’s deficit	23,514	17,926	26,297

(1)                  Excludes current portion of long-term debt.

INCOME STATEMENT DATA - PifCo

IFRS Summary Financial Data
	For the Year Ended December 31,
	2011	2010	2009
	(U.S.$ million)
Financial results, net	(477)	(724)	(1,296)
Net income from discontinuing operations	119	476	1,794
Net (loss)/income for the year	(376)	(261)	487

RISK FACTORS

Risks Relating to Our Operations

Exploration and production of oil in deep and ultra-deep waters involves risks.

Exploration and production of oil involves risks that are increased when carried out in deep and ultra-deep waters. The majority of our exploration and production activities are carried out in deep and ultra-deep waters, and the proportion of our deepwater activities will remain constant or increase due to the location of our pre-salt reservoirs in deep and ultra-deep waters. Our activities, particularly in deep and ultra-deep waters, present several risks, such as the risk of oil spills, explosions in platforms and drilling operations and natural disasters. The occurrence of any of these events or other incidents could result in personal injuries, loss of life, severe environmental damage with the resulting containment, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings.

Our insurance policies do not cover all liabilities, and insurance may not be available for all risks. There can be no assurance that incidents will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we will not be found liable in connection with claims arising from these and other events.

International prices of crude oil, oil products and natural gas may impact us differently than our competitors and may cause our results to differ from our competitors in periods of higher international prices.

The majority of our revenue is derived primarily from sales of crude oil and oil products in Brazil and, to a lesser extent, natural gas.  Changes in crude oil prices typically result in changes in prices for oil products and natural gas.  Historically, international prices for crude oil, oil products and natural gas have fluctuated widely as a result of many factors.  These factors include:

•    global and regional economic and geopolitical developments in crude oil producing regions, particularly in the Middle East and Africa;

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

•    domestic and foreign government regulations; and

•    weather conditions.

Our pricing policy in Brazil is intended to be at parity with international product prices over the long term, but we do not adjust our prices for diesel, gasoline and LPG to immediately reflect price changes in the international markets.  Significant and sustained decreases in the price of crude oil could have a negative impact on our revenues and may cause us to reduce or alter the timing of our capital expenditures and investments, and this could adversely affect our production forecasts in the medium term and our reserves estimates in the future. Thus, substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition and the value of our proved reserves. When, however, we are a net importer by volume of oil and oil products, increases in the price of crude oil may have a negative impact on our costs of sales and margins if we are required to import oil and oil products to meet Brazilian demand, since the cost to acquire such products may exceed the selling price in Brazil. Additionally, material rapid or sustained increases in the international price of crude oil and oil products may also result in reduced downstream margins for us and negatively affect our results.  We are also exposed to this risk during periods of depreciation of the real in relation to the U.S. dollar, as we sell oil and oil products in Brazil in reais and international prices for crude oil and oil products are set in U.S. dollars. A depreciation of the real reduces our prices in U.S. dollar terms.

Our ability to maintain our long-term growth objectives for oil production depends on our ability to successfully develop our reserves, and failure to do so could prevent us from achieving our long-term goals for growth in production.

Our ability to maintain our long-term growth objectives for oil production, including those defined in our 2011-2015 Business Plan, is highly dependent upon our ability to successfully develop our existing reserves and, in the long term, upon our ability to obtain additional reserves.  The development of the sizable reservoirs in deep and ultra-deep waters, including the pre-salt reservoirs that have been assigned to us by the Brazilian federal government, has demanded and will continue to demand significant capital investments.  A primary operational challenge, particularly for the pre-salt reservoirs, will be allocating our resources to build the necessary infrastructure at considerable distances from the shore and securing a qualified labor force and offshore oil services to develop reservoirs of such size and magnitude in a timely manner, a challenge that is particularly heightened by the fact that we are required to acquire a minimum level of goods and services from Brazilian providers.  We cannot guarantee that we will have or will be able to obtain, in the time frame that we expect, sufficient resources necessary to exploit the reservoirs in deep and ultra-deep waters that the Brazilian federal government has licensed and assigned to us, or that it may license to us in the future, including as a result of the enactment of the new regulatory model for the oil and gas industry in Brazil.

Our exploration activities also expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves.  The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or incidents, and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled.  These risks are heightened when we drill in deep and ultra-deep waters.  In addition, increased competition in the oil and gas sector in Brazil may increase the costs of obtaining additional acreage in bidding rounds for new concessions.  We may not be able to maintain our long-term growth objectives for oil production unless we conduct successful exploration and development activities of our large reservoirs in a timely manner.

We may not obtain, or it may be difficult for us to obtain, financing for our planned investments, which may have a material adverse effect on us.

Under our 2011-2015 Business Plan, we intend to invest U.S.$224.7 billion between 2011 and 2015.  In addition, approximately 27% of our existing debt, or U.S.$22.2 billion, will  mature in the next three years.  In order to implement our 2011-2015 Business Plan, including the development of our oil and natural gas exploration activities in the pre- and post-salt layers and the development of refining capacity sufficient to process increasing production volumes, we will need to raise significant amounts of debt capital in the financial and capital markets, including by, among other means, loans and issuing debt securities.  We cannot guarantee that we will be able to obtain the necessary financing to implement our Business Plan and to roll-over our existing debt in a timely and advantageous manner in order to implement our 2011-2015 Business Plan.

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

Under Brazilian law, the Brazilian federal government owns all subsoil accumulations of crude oil and natural gas in Brazil and the concessionaire owns the oil and gas it produces from those subsoil accumulations pursuant to concession agreements.  We possess the exclusive right to develop the volumes of crude oil and natural gas included in our reserves pursuant to concession agreements awarded to us by the Brazilian federal government and we own the hydrocarbons we produce under those concession agreements.  Access to crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income, and our ability to generate income would be adversely affected if the Brazilian federal government were to restrict or prevent us from exploiting these crude oil and natural gas reserves.  In addition, we may be subject to fines by the ANP and our concessions may be revoked if we do not comply with our obligations under our concessions.

The Assignment Agreement we entered into with the Brazilian federal government is a related party transaction.

The transfer of oil and gas exploration and production rights to us related to specific pre-salt areas is governed by the Assignment Agreement, which is a contract between the Brazilian federal government, our controlling shareholder, and us. The negotiation of the Assignment Agreement involved significant issues, including negotiations regarding (1) the area covered by the transfer of rights, consisting of exploratory blocks; (2) the price to be paid for the transfer of rights; and (3) the terms of the subsequent revision of the contract price and volume under the Assignment Agreement.

This contract includes provisions for a subsequent revision of the contract terms, which are subject to oil and industry prices at the time the revision is made.  At the time the Assignment Agreement was negotiated, the initial contract price paid by us was based on an assumed Brent oil crude price of U.S.$80.  Once the revision process is concluded pursuant to the terms of the Assignment Agreement, if it is determined that the revised contract price is higher than the initial contract price, we will either make an additional payment to the Brazilian federal government or reduce the amount of barrels of oil equivalent subject to the Assignment Agreement. See Item 10. “Material contracts—Petrobras—Assignment Agreement.”Over the course of the life of the Assignment Agreement, novel issues may arise in the implementation of the revision process and other provisions that will require negotiations between related parties.

We are subject to numerous environmental, health and safety regulations and industry standards that are becoming more stringent and may result in increased capital and operating expenditures and decreased production.

Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health, safety and the environment, both in Brazil and in other jurisdictions in which we operate, as well as to evolving industry standards and best practices.  Particularly in Brazil, our oil and gas business is subject to extensive regulation by several governmental agencies, including the ANP, the ANEEL, the Brazilian Water Transportation Agency (Agência Nacional de Transportes Aquaviários) and the Brazilian Land Transportation Agency (Agência Nacional de Transportes Terrestres).

Failure to observe or comply with these laws and regulations could result in penalties that could adversely affect our operations.  In Brazil, for example, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with these environmental, health and safety regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations.  Waste disposal and emissions regulations may also require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities.  The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) and the ANP routinely inspect our facilities, and may impose fines, restrictions on operations, or other sanctions in connection with its inspections, including unexpected, temporary production shutdowns.  In addition, we are subject to environmental laws that require us to incur significant costs to cover damage that a project may cause to the environment.  These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.

As environmental, health and safety regulations become more stringent, and as new laws and regulations relating to climate change, including carbon controls, become applicable to us, and as industry standards evolve, it is probable that our capital expenditures and investments for compliance with such laws and regulations and industry standards will increase substantially in the future.  In addition, if compliance with such laws and regulations and industry standards results in significant unplanned production shutdowns, this may have a material adverse effect on our production. We also cannot guarantee that we will be able to maintain or renew our licenses and permits if they are revoked or if the applicable environmental authorities oppose or delay their issuance or renewal.  Increased expenditures to comply with environmental, health and safety regulations, to mitigate the environmental impact of our operations or to restore the biological and geological characteristics of the areas in which we operate may result in reductions in other strategic investments.  Any substantial increase in expenditures for compliance with environmental, health or safety regulations or reduction in strategic investments and significant decreases in our production from unplanned shutdowns may have a material adverse effect on our results of operations or financial condition.

We may incur losses and spend time and money defending pending litigations and arbitrations.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us.  These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us.  See Item 8. “Financial Information—Legal Proceedings” and Note 28 to our audited consolidated financial statements included in this annual report for a description of the legal proceedings to which we are subject.  In the event that claims involving a material amount and for which we have no provisions were to be decided against us, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations.  We may also be subject to litigation and administrative proceedings in connection with our concessions and other government authorizations, which could result in the revocation of such concessions and government authorizations.  In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business.  Depending on the outcome, certain litigation could result in restrictions on our operations and have a material adverse effect on certain of our businesses.

We are vulnerable to increased financing expenses resulting from increases in prevailing market interest rates and exchange rate fluctuation.

Fluctuations in exchange rates, especially a depreciation of the real  in relation to the U.S. dollar rate, may increase our financing expenses as most of our revenues have been denominated in reais, while some of our operating expenses and capital expenditures and investments and a substantial portion of our indebtedness are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies.

As of December 31, 2011, approximately 55.9% — U.S.$45,905 million of our total indebtedness — consisted of floating rate debt.  In light of cost considerations and market analysis, we decided not to enter into derivative contracts or make other arrangements to hedge against the risk of an increase in interest rates.  Accordingly, if market interest rates rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition. In addition, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated in or indexed to. We cannot assure you that such changes will not result in increased financing expenses borne by us.

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

Our international operations are subject to substantial risks.

We operate in several countries, particularly in South America and West Africa. Political, economic and social instability in these countries can have a material adverse effect on us.  The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:

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

PifCo’s financial position and results of operations are directly affected by our decisions.  PifCo is a direct, wholly-owned finance subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability.  PifCo functions as a vehicle for us to raise capital for our operations through the issuance of debt securities in the international capital markets, among other means.  PifCo’s ability to service and repay its indebtedness is consequently dependent on our own operations.  Our support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.  Our own financial condition and results of operations, as well as our financial support of PifCo, directly affect PifCo’s operational results and debt servicing capabilities.  For a more detailed description of certain risks that may have a material adverse impact on our financial condition or results of operations and therefore affect PifCo’s ability to meet its debt obligations, see “Risks Relating to Our Operations.”

Risks Relating to Our Relationship with the Brazilian Federal Government

The Brazilian federal government, as our controlling shareholder, may cause us to pursue certain macroeconomic and social objectives that may have a material adverse effect on us.

As our controlling shareholder, the Brazilian federal government has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through us, as permitted by law.  Brazilian law requires the Brazilian federal government to own a majority of our voting stock, and so long as it does, the Brazilian federal government will have the power to elect a majority of the members of our board of directors and, through them, a majority of the executive officers who are responsible for our day-to-day management.  As a result, we may engage in activities that give preference to the objectives of the Brazilian federal government rather than to our own economic and business objectives.

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

Our investment budget is subject to approval by the Brazilian federal government, and failure to obtain approval of our planned investments could adversely affect our operating results and financial condition.

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

Petrobras shares are among the most liquid in the São Paulo Stock Exchange (BM&FBOVESPA), but overall, the Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the United States and other jurisdictions, and may be regulated differently from the way in which U.S. investors are accustomed.  Factors that may specifically affect the Brazilian equity markets may limit the ability of holders of ADSs to sell the common or preferred shares underlying our ADSs at the price and time they desire.

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

Holders of ADSs who are residents of the United States may not be able to exercise the preemptive rights relating to the common or preferred shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement with respect to the common or preferred shares relating to these preemptive rights, and therefore we may not file any such registration statement.  If a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and holders of ADSs will be entitled to receive the proceeds of the sale.  However, the preemptive rights will expire if the depositary cannot sell them.  For a more complete description of preemptive rights with respect to the common or preferred shares, see Item 10. “Additional Information—Memorandum and Articles of Association of Petrobras—Preemptive Rights.”

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

Concerns regarding the European credit crisis and market perceptions with respect to both the financial stability of Eurozone countries and the stability of the euro could adversely affect the value of our euro notes and the general availability and cost of financing.

There are persistent concerns regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro to function as a single currency given the diverse economic and political circumstances in individual Eurozone countries.  The risks and prevalent concerns about the credit crisis in Europe could have a detrimental impact on global economic recovery as well as on sovereign and non-sovereign debt in the Eurozone countries. There can be no assurance that the market disruptions in Europe will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize affected countries and markets in Europe or elsewhere. These and other concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro entirely.

Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time.  It is difficult to predict the real impact of the European sovereign crisis; however, to the extent uncertainty regarding the economic recovery continues to negatively impact the global economy, concerns regarding the effect of this financial crisis globally could also have an adverse impact on the capital and financial markets generally. These potential developments, or market perceptions concerning these and related issues, could negatively impact the value of our euro notes and the general availability and cost of financing.

Item 4.  Information on the Company

History and Development

Petróleo Brasileiro S.A.—Petrobras—was incorporated in 1953 to conduct the Brazilian federal government’s hydrocarbon activities.  We began operations in 1954 and have been carrying out crude oil and natural gas production and refining activities in Brazil on behalf of the government. As of December 31, 2011, the Brazilian federal government owned 28.66% of our outstanding capital stock and 50.24% of our voting shares.  Our common and preferred shares have been traded on the BM&FBOVESPA since 1968 and on the NYSE since 2000.

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

In 2010, new laws were enacted to regulate exploration and production activities in pre-salt areas not subject to existing concessions.  Pursuant to this new legislation, we entered into an agreement with the Brazilian federal government on September 3, 2010 (Assignment Agreement), under which the government assigned to us the right to activities for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent.  The initial purchase price for our rights under the Assignment Agreement was R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010.  On September 29, 2010, we issued new shares (including shares in the form of ADSs) in a global public offering consisting of a registered offering in Brazil and an international offering that included a registered offering in the United States.    We applied part of the net proceeds from the global offering to pay the initial purchase price under the Assignment Agreement.

We operate through subsidiaries, joint ventures, and associated companies established in Brazil and many other countries.  Our principal executive office is located at Avenida República do Chile 65, 20031-912 Rio de Janeiro, RJ, Brazil and our telephone number is (55-21) 3224-4477.

Overview of the Group

We are an integrated oil and gas company that is the largest corporation in Brazil and one of the largest companies in Latin America in terms of revenues.  As a result of our legacy as Brazil’s former sole supplier of crude oil and oil products and our ongoing commitment to development and growth, we operate most of Brazil’s producing oil and gas fields and hold a large base of proved reserves and a fully developed operational infrastructure.  In 2011, our average domestic daily oil production was 2,022.0 mbbl/d, an estimated 92% of Brazil’s total.  Over 76% of our domestic proved reserves are in large, contiguous and highly productive fields in the offshore Campos Basin, which allows us to optimize our infrastructure and limit our costs of exploration, development and production.  In 43 years of developing Brazil’s offshore basins we have developed special expertise in deepwater exploration and production, which we exploit both in Brazil and in other offshore oil provinces.

As of December 31, 2011, we had proved developed oil and gas reserves of 8,124 mmboe, including synthetic oil and synthetic gas from oil shale and proved undeveloped reserves of 4,143 mmboe in Brazil. The exploration and development of this large reserve based and the new pre-salt areas garanted to us by the Brazilian Government under the Assignment Agreement has demanded, and will continue to demand, significant investments and the rapid growth of our operations. To support this growth, we have ordered the construction of 22 new FPSOs and 33 drilling rigs and are also making necessary investments in infrastructure. We have planned capital expenditures and investments of U.S.$50.6 billion for 2012 and of U.S.$224.7 billion for the period from 2011 through 2015.

We operate substantially all of the refining capacity in Brazil.  Most of our refineries are located in Southeastern Brazil, within the country’s most populated and industrialized markets and adjacent to the Campos Basin that provides most of our crude oil.  Our domestic refining capacity of 2,013 mbbl/d is well balanced with our domestic refining throughput of 1,862 mbbl/d and sales of oil products to domestic markets of 2,131 mbbl/d.  We are also involved in the production of petrochemicals.  We distribute oil products through our own “BR” network of retailers and to wholesalers.

We participate in most aspects of the Brazilian natural gas market.  We expect the percentage of natural gas in Brazil’s energy matrix to grow in the future as a result of the expansion of Brazil’s gas transportation infrastructure which began in 2005 and was largely completed in 2011 and as we expand our production of both associated and non-associated gas, mainly from offshore fields in the Campos, Espírito Santo and Santos Basins.  We import natural gas from Bolivia and use LNG terminals to meet demand and diversify our supply.  We also participate in the domestic power market primarily through our investments in gas-fired thermoelectric power plants.  In addition, we participate in the fertilizer business, which is another important source of natural gas demand.

Outside of Brazil, we operate in 24 countries.  In South America, our operations extend from exploration and production to refining, marketing, retail services and natural gas pipelines.  In North America, we produce oil and gas and have refining operations in the United States.  In Africa, we produce oil in Angola and Nigeria, and in Asia, we have refining operations in Japan.  In other countries, we are engaged mainly in oil and gas exploration.

Comprehensive information and tables on reserves and production is presented at the end of Item 4. See “—Additional Reserves and Production Information.”

Our activities comprise six business segments:

•    Exploration and Production: oil and gas exploration, development and production in Brazil;

•    Refining, Transportation and Marketing: includes refining, logistics, transportation, oil products and crude oil exports and imports, as well as petrochemical sector in Brazil;

•    Distribution: distribution of oil products to wholesalers and through our “BR” retail network in Brazil;

•    Gas and Power: transportation and trading of natural gas and LNG , as well as, generation and trading of electric power;

•    Biofuel: production of biodiesel and its co-products and ethanol activities, through equity investments, production and marketing of ethanol, sugar and the excess electric power generated from sugarcane bagasse; and

•    International: exploration and production, refining, transportation and marketing, distribution and gas and power operations outside of Brazil.

Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.  As of 2011, the results of our Biofuels segment have been presented separately from our Corporate segment. The 2010 and 2009 financial information related to our Corporate and Biofuel segments were reclassified accordingly.

The following table sets forth key information for each business segment in 2011:

	Key Information by Business Segment, 2011
	Exploration and Production	Refining, Transportation and Marketing	Gas and Power	Biofuel	Distribution	International	Corporate	Eliminations	Group Total
	(U.S.$ million)
Sales revenues	74,117	118,630	9,738	320	44,001	16,956	–	(117,847)	145,915
Income (loss) before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Total assets at December 31	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410
Capital expenditures and investments	20,405	16,133	2,293	294	679	2,631	729	–	43,164

Exploration and Production

Exploration and Production Key Statistics
	2011	2010	2009
	(U.S.$ million)
Exploration and Production:
Sales revenues	74,117	54,273	38,759
Income (loss) before income taxes	36,809	25,439	14,707
Total assets at December 31	141,113	136,600	75,908
Capital expenditures and investments	20,405	18,621	16,162

Oil and gas exploration and production activities in Brazil are the largest component of our portfolio.  We have gradually increased production over the past four decades, from 164 mbbl/d of crude oil, condensate and natural gas liquids in Brazil in 1970 to 2,022 mbbl/d in 2011.  We aim to grow oil and gas reserves and production sustainably and be recognized for excellence in Exploration and Production operations.

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

•    Explore light oil and natural gas in new frontiers, including Brazil’s equatorial margin and eastern and northeastern regions;

•    Develop associated and non-associated gas resources in the Santos Basin and elsewhere to meet Brazil’s growing demand for gas and to increase the contribution of Brazilian gas production as a proportion of total domestic gas supply; and

•    Sustain and increase production from onshore and shallow fields through drilling and enhanced recovery operations.

During 2011, our oil and gas production from Brazil averaged 2,220.5 mboe/d, of which 91% was oil and 9% was natural gas.  On December 31, 2011, our estimated net proved crude oil and natural gas reserves in Brazil were 12.26 billion boe, of which 85% was crude oil and 15% was natural gas.  Brazil provided 90.7% of our worldwide production in 2011 and accounted for 95% of our worldwide reserves at December 31, 2011 on a barrels of oil equivalent basis.  Historically, approximately 85% of our total Brazilian production has been oil.  In connection with the development of the pre-salt, the contribution of natural gas to total hydrocarbon production is expected to grow.  In 2011, we drilled a total of 398 development wells, of which 84 were offshore and 314 were onshore.

As of December 31, 2011, we had 132 exploration agreements covering 194 blocks, corresponding to a gross exploratory acreage of 119,132 km2 (29.4 million acres), or a net exploratory acreage of 95,672.2 km2 (23.6 million acres), and 51 evaluation plans.  We are exclusively responsible for conducting the exploration activities in 98 of the 132 exploration agreements.  As of December 31, 2011, we had exploration partnerships with 20 foreign and domestic companies.  We conduct exploration activities under 111 of our 132 partnership agreements.

We focus much of our exploration effort on deepwater drilling, where the discoveries are substantially larger and our technology and expertise create a competitive advantage.  In 2011, we invested a total of U.S.$5.3 billion in exploration activities in Brazil.  We drilled a total of 123 exploratory wells in 2011, of which 47 were offshore and 76 onshore.

Brazil’s richest oil fields are located offshore, most of them in deep waters.  Since 1971, when we started exploration in the Campos Basin, we have been active in these waters and we have become globally recognized as innovators in the technology required to explore and produce hydrocarbons in deep and ultra-deep water.  We operate more production (on a boe basis) from fields in deep and ultra-deep water than any other company.  In 2011, offshore production accounted for 89% of our production and deepwater production accounted for 77% of our production in Brazil.  In 2011, we operated 226 wells in water deeper than 1,000 meters (3,281 feet), and we drilled around 26 exploratory wells in water deeper than 1,000 meters (3,281 feet).

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

Historically, our offshore exploration and production activities were focused on post-salt reservoirs.  In recent years, we have focused our offshore exploration efforts on pre-salt reservoirs located in a region of approximately 149,000 km2 (36.8 million acres) stretching from the Campos to the Santos Basins.  Our existing contracts in this area cover 26.6% (approximately 39,615 km2 or 9.8 million acres) of the pre-salt areas, including the pre-salt areas assigned to us under Concession Contracts and the Assignment Agreement.  An additional 4% (approximately 6,000 km2 or 1.5 million acres) is under concession to other oil companies for exploration.  The remaining 69.4% (approximately 103,000 km2 or 25.4 million acres) of the pre-salt region is open acreage area, not licensed yet, and the licensing of new pre-salt areas will be made under a production-sharing regime under Law No. 12,351, enacted on December 22, 2010.

Since 2005, we have drilled 60 exploratory wells that yielded hydrocarbon discoveries within the pre-salt area.  We hold interests ranging from 20% to 100% in the pre-salt exploration areas under concession to us.  In the southern part of the Santos Basin, where the salt layer is thick and the hydrocarbons have been more perfectly preserved, we have made several particularly promising discoveries since 2006, including those made in Blocks BM-S-11 (Iara and Lula) and BM-S-9 (Carioca and Sapinhoá, formerly Guará).  In the northern part of the region, we made significant discoveries in 2008 and early 2010 in the area known as Parque das Baleias and in the Barracuda, Marlim and Caratinga fields, all of which are in the Campos Basin. As a result, we are committing substantial resources to develop these pre-salt discoveries, which are located in deep and ultra-deep waters and reservoirs at total depths of up to 7,000 meters (22,965 feet).

Our 2011-2015 Business Plan, which was released in July 2011, foresees investments in our Brazilian exploration and production activities of U.S.$117.7 billion from 2011 to 2015 (not including investments by our partners). Of this amount, 54.6% will be applied to the exploration, production and development of necessary infrastructure in connection with our post-salt reserves, and 45.4% will be applied to the corresponding investments in our pre-salt reserves.

We have also implemented a variety of programs designed to increase oil recovery from existing fields and reduce natural declines from producing fields.

Our exploration and production activities outside Brazil are included in our International business segment.  See “—International.”

Information about our principal oil and gas producing fields in Brazil is summarized in the table below.

Principal Oil and Gas Producing Fields in Brazil
Basin	Fields	Petrobras %	Type	Fluid(1)
Alagoas	Pilar	100%	Onshore	Light Oil/Natural Gas

Camamu	Manati	35%	Shallow	Natural Gas

Campos	Albacora	100%	Shallow	Intermediate Oil
			Deepwater	Intermediate Oil
	Albacora Leste	90%	Deepwater Ultra-deepwater	Intermediate Oil
	Baleia Azul	100%	Deepwater	Intermediate Oil
	Baleia Franca	100%	Deepwater	Intermediate Oil
	Barracuda	100%	Deepwater	Intermediate Oil
	Bijupirá/Salema	22.4%(2)	Deepwater	Intermediate Oil
	Cachalote	100%	Deepwater	Intermediate Oil
	Caratinga	100%	Deepwater	Intermediate Oil
	Espadarte	100%	Deepwater	Intermediate Oil
	Jubarte	100%	Deepwater	Heavy Oil
	Maromba	62.5%	Deepwater	Heavy Oil
	Marlim	100%	Deepwater	Heavy Oil
	Marlim Leste	100%	Deepwater	Intermediate Oil
	Marlim Sul	100%	Deepwater Ultra-deepwater	Intermediate Oil
	Namorado	100%	Shallow	Intermediate Oil
	Ostra	35%(2)	Deepwater	Heavy Oil
	Pampo	100%	Shallow	Intermediate Oil
	Pargo	100%	Shallow	Intermediate Oil
	Roncador	100%	Ultra-deepwater	Intermediate Oil
	Voador	100%	Deepwater	Heavy Oil
Espírito Santo	Fazenda Alegre Peroá Golfinho	100% 100% 100%	Onshore Shallow Deepwater Ultra-deepwater	Heavy Oil Light Oil Intermediate Oil Intermediate Oil
	Canapu	100%	Deepwater	Natural Gas
	Camarupim	76%	Deepwater	Natural Gas
Potiguar	Canto do Amaro	100%	Onshore	Intermediate Oil/Natural Gas Heavy Oil/Natural Gas

Recôncavo	Jandaia Miranga	100% 100%	Onshore Onshore	Light Oil Light Oil/Natural Gas
Santos	Merluza	100%	Shallow	Natural Gas
	Mexilhão	100%	Shallow	Natural Gas
	Uruguá	100%	Deepwater	Intermediate Oil/Natural Gas
	Tambaú	100%	Deepwater	Natural Gas
	Lula	65%	Ultra-deepwater	Intermediate Oil
	Sapinhoá	45%	Ultra-deepwater	Intermediate Oil
Sergipe	Carmópolis	100%	Onshore	Intermediate Oil
	Sirirízinho	100%	Onshore	Intermediate Oil
Solimões	Leste do Urucu	100%	Onshore	Light Oil/Natural Gas
	Rio Urucu	100%	Onshore	Light Oil/Natural Gas

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

Our domestic oil and gas exploration and production efforts are primarily focused on three major basins offshore in Southeastern Brazil: Campos, Espírito Santo and Santos.  The following map shows our concession areas in Brazil as of December 2011.

The map below shows the location of the pre-salt reservoirs as well as the status of our exploratory activities there.

• Total area of the Province: 149.000 km²
• Area under concession: 45.615 km² (30,6%)
• Area not under concession: 103.385 km² (69,4%)
• Area with Petrobras interest : 39.615 km² (26,6%)
Exploratory blocks under the Assignment Agreement
Contingent Block under the Assignment Agreement
Exploratory blocks under the concession regime
Fields already declared commercial
Vitória
Espírito Santo
São Paulo
Rio de Janeiro
Curitiba
Florianópolis
Campos
Santos
FLORIM
CERNAMBI
SAPINHOÁ
BM-S-50
BM-S-52
PARATI
FRANCO
ENTORNO DE IARA
NE TUPI
JÚPITER
CARIOCA
BEM-TE-VI
LULA
SUL DE TUPI
PEROBA
SUL DE GUARÁ
CARAMBA
AZULÃO
100 km

Campos Basin

The Campos Basin, which covers approximately 115,000 km2 (28.4 million acres), is the most prolific oil and gas basin in Brazil as measured by proved hydrocarbon reserves and annual production.  Since we began exploring this area in 1971, over 60 hydrocarbon accumulations have been discovered, including eight large oil fields in deep water and ultra-deep water.  The Campos Basin is our largest oil- and gas-producing region, producing an average 1,677.0 mbbl/d of oil and 12.9 mmm3/d (487.4 mmcf/d) of associated natural gas during 2011, 79% of our total production from Brazil.

In 2011, we produced oil at an average rate of 1,677.0 mbbl/d from 44 fields in the Campos Basin and held proved crude oil reserves representing 82% of our total proved crude oil reserves in Brazil.  In addition, the start-up of operations in 2011 of the P-56 platform located in the Marlim Sul field in the offshore Campos Basin added a capacity of 100 mbbl/d of oil and 6.0 mmm3/d of natural gas.  We held proved natural gas reserves in the Campos Basin representing 45% of our total proved natural gas reserves in Brazil.  We operated 40 floating production systems, 14 fixed platforms and 6,749 km (4,194 miles) of pipeline and flexible pipes in water depths from 80 to 1,886 meters (262 to 6,188 feet), delivering oil with an average API gravity of 22.9° and an average BSW of 1%. As of December 31, 2011, we held rights to 10 exploratory blocks and 13 evaluation plans in the Campos Basin, comprising a total of 7,975.6 km2 (1.97 million acres).

Production growth in the Campos Basin originates mainly from the installation of new platforms to develop our proved reserves in the region.  In 2011, the start-up of operations at the P-56 platform located in the Marlim Sul field in the offshore Campos Basin added a capacity of 100 mbbl/d of oil and 6.0 mmm3/d of natural gas.  The connection of new wells to previously installed platforms is also a significant contributor to production increases in the Campos Basin. The interconnection of new wells in the P-48 and P-57 platforms and the FPSO Capixaba added 68.9 mbbl/d to our average production in the Campos Basin in 2011.

We expect that the source of future production from the Campos Basin will be predominantly from deepwater oil fields.  We are currently developing nine major projects in the Campos Basin:  Marlim Sul Module 3, Roncador Modules 3 and 4, Papa-Terra Modules 1 and 2, Aruanã (BM-C-36) - EWT, Jubarte Phase II, Parque das Baleias and the pre-salt reservoirs of Baleia Azul.
Principal Campos Basin Development Projects
Field	Unit Type	Production Unit	Crude Oil Nominal Capacity (bbl/d)	Natural Gas Nominal Capacity (mcf/d)	Water Depth (meters)	Start Up (year)	Notes
Baleia Azul & Pirambu	FPSO	Anchieta	100,000	88,285	1,220	2012	Post-salt; existing FPSO chartered from SBM; Post-salt
Roncador–Module 3	SS	P-55	180,000	211,884	1,790	2013	Post-salt
Papa-Terra–Module 1	TLWP	P-61	0	0	1,180	2013	Production by P-63 Post-salt
Papa-Terra–Module 2	FPSO	P-63	150,000	31,783	1,170	2013	Post-salt
Baleia Azul, Jubarte, Cachalote, Baleia Anã & Baleia Franca	FPSO	P-58	180,000	211,884	1,400	2013	Pre-salt
Roncador–Module 4	FPSO	P-62	180,000	211,884	1,550	2013	Post-Salt

We have also made important progress in the pre-salt reservoirs of the Campos Basin, where we have drilled a total of 30 wells.   Of particular note are the discoveries in the Parque das Baleias area, in the northern part of Campos Basin off the coast of the State of Espírito Santo. The first pre-salt oil production in Parque das Baleias was at the Jubarte field in 2008.  We started producing from the Baleia Franca field in the second half of 2010 using the existing FPSO Capixaba.  In 2012, we expect to start up a pilot system exclusively dedicated to pre-salt exploration in the Baleia Azul region using the FPSO Cidade de Anchieta, with a capacity to produce 100,000 bpd of oil and 3.5 mmm3/d of gas.  We have also made promising discoveries near existing infrastructure in our Campos Basin concessions.  Specifically, we have discovered pre-salt reserves of Brava, Carimbe and Tracaja in the pre-salt layers of the Marlim, Caratinga and Marlim Leste concessions. These discoveries represent opportunities to increase pre-salt production in the Campos Basin in the coming years while taking advantage of the existing infrastructure in the area.

Santos Basin

The Santos Basin, which covers approximately 348,900 km2 (86 million acres) off the city of Santos, in the State of São Paulo, is one of the most promising exploration and production areas offshore Brazil.  In the Santos Basin in 2011, we produced oil at an average rate of 66.9 mbbl/d and natural gas at an average rate of 4.1 mmm3/d (156.4 mmcf/d). In the Santos Basin, we held proved crude oil reserves representing 10% of our total proved crude oil reserves in Brazil and held natural gas reserves representing 29% of our total proved natural gas reserves in Brazil.  On December 31, 2011, we held exploration rights to 38 blocks in the Santos Basin, comprising 23,625.4 km2 (5,835.5 million acres).

The Santos Basin pre-salt was a central focus of E&P activities in 2011.  We continue to concentrate our efforts on gathering information about the pre-salt reserves through extended well tests (EWTs) and testing drilling technologies to improve efficiency and to plan the definitive design of production platforms.  Throughout the year, we drilled 14 new wells, increasing to 37 the number of wells in the Santos Basin pre-salt.  In addition, we expect to drill up to 21 new wells in this region in 2012.

We currently have two platforms, the FPSO Cidade de São Vicente and the FPSO Dynamic Producer, that are dedicated to perform EWTs in the Santos Basin pre-salt.  Since 2009, two EWTs have been performed in the Lula and Guará areas. We are currently performing EWTs in the Iracema and Carioca Northeast areas, and have three additional EWTs in other areas planned for 2012.  From 2013 through 2017, we plan to install at least 17 FPSOs in the Santos Basin pre-salt to develop the production in the region. These FPSOs are currently being designed or constructed.  The subsequent phase, beginning in 2017, will include the application of improved technologies and engineering specifically designed for the pre-salt fields.

The first productive field in the Santos Basin pre-salt was Lula (formerly Tupi), which began producing oil in May 2009 following an 18-month EWT.  In November 2010, we replaced the EWT with a long-term production system, the FPSO Cidade de Angra dos Reis, which has a production capacity of 100 mbbl/d.  By the end of 2011, we had drilled and connected three production wells to this FPSO, which was producing 65 mbbl/d of oil. A gas injection well was also drilled in the Lula area and was the first injection well to be tested in the pre-salt reservoirs. In 2012, we plan to drill two additional production wells and one injector in the Lula system.

In December 2011, the Declaration of Commerciality for the Guará area was submitted to the ANP for approval.  Located in the Santos Basin pre-salt area called Sapinhoá Pilot, the FPSO Cidade de São Paulo has an expected capacity of 120,000 mbbl/d of oil and 5 mmm3/d of gas and is expected to come online in 2012.

Under the Assignment Agreement, we have six blocks and one contingent block which comprise our rights to explore, evaluate and produce up to five billion barrels of oil equivalent in the pre-salt area of the Santos Basin.  We are developing these blocks in an integrated manner with the areas we already have under concession.  In 2011, we drilled our first exploratory well under the Assignment Agreement in the Franco area and we have an EWT planned for that area in 2012.  With a view to further develop these blocks, we have acquired four tanker hulls that will be converted into FPSOs. Over the next four years, we will proceed with our exploration program and are currently targeting the production of oil in the Franco area in 2015.

Principal Santos Basin Development Projects
Field	Unit Type	Production Unit	Crude Oil Nominal Capacity (bbl/d)	Natural Gas Nominal Capacity (mcf/d)	Water Depth (meters)	Start Up (year)	Notes
Bauna & Piracaba (BM-S-40)	FPSO	Cidade de Itajai	80,000	70,628	200	2012	Chartered from Teekay
Sapinhoá Pilot (Guará)	FPSO	Cidade de São Paulo	120,000	176,573	2,141	2012	Chartered from Schahin/Modec
Lula (Nordeste) Pilot	FPSO	Cidade de Paraty	120,000	176,573	2,200	2013	Chartered from Queiroz Galvão/SBM
Sapinhoá (Norte) – Module 2	FPSO	Cidade de Ilha Bela	150,000	211,884	2,100	2014	Chartered from Queiroz Galvão/SBM
Lula Iracema Area	FPSO	Cidade de Mangaratiba	150,000	282,520	2,100	2014	Chartered from Schahin/Modec
Franco 1 Transfer of Rights	FPSO	P-74	150,000	247,205	2,100	2015	Owned
Lula (Central)	FPSO	P-66	150,000	247,205	2,100	2015	Owned
Lula (High)	FPSO	P-67	150,000	176,575	2,100	2015	Owned

Santos is also the focus of our plans to develop domestic natural gas.   Our average natural gas production in this basin in 2011 was 4.1 mmm3/d (156.4 mmcf/d) and our proved natural gas reserves in the Santos Basin represented 29% of our total proved natural gas reserves in Brazil.

In recent years we have been carrying out plans to increase our gas production and build supporting infrastructure in the Santos and Espírito Santo Basins.  These plans are now reaching fruition, and we expect that they will increase our average gas production capacity in the Santos Basin from 5.8 mmm3/d (204.8 mmcf/d) in 2011 to 17.8 mmm3/d (628.6 mmcf/d) by the end of 2012.  In 2010, we started up post-salt operations at the FPSO Cidade de Santos platform located in the Uruguá field, which produced 0.8 mmm3/d (28.3 mmcf/d) of gas in 2011 and is expected to produce 6.8 mmm3/d (240.1 mmcf/d) by the end of 2012, when the Tambaú field will start production using the same platform.  Mexilhão, located in shallow waters in the Santos Basin Block BS-400, started its production in March 2011, and produced 1.7 mmm3/d (60.0 mmcf/d). This production may increase to 8.6 mmm3/d (303.7 mmcf/d) in 2012 in light of the potential production from new wells.

In addition to the foregoing activities, we have made light oil discoveries in shallow water post-salt reservoirs in the BM-S-40 block, called Tiro and Sidon.  In 2010, we commenced an EWT in these fields using the SS-11 Atlantic Zephyr platform.  We are using the results of that EWT to develop a long-term production system for this block, including a plan to install the FPSO Cidade de Itajaí, with an expected capacity of 80 mbbl/d of oil and 2 mmm3/d of gas.  The FPSO Cidade de Itajaí is expected to come online in 2012. In February, 2012 we submitted to the ANP the Declaration of Commerciality for Tiro and Sidon, which were renamed Bauna and Piracaba, respectively.

Espírito Santo Basin

We have made several discoveries of light oil and natural gas in the Espírito Santo Basin, which covers approximately 75,000 km2 (18.5 million acres) offshore and 14,000 km2 (3.5 million acres) onshore.  At December 31, 2011, we were producing oil at an average rate of 54.4 mbbl/d from 46 fields and held proved crude oil reserves representing 1% of our total proved crude oil reserves in Brazil.  At December 31, 2011, we were producing natural gas at an average rate of 6.9 mmm3/d (261.2 mmcf/d) and held proved natural gas reserves representing 4% of our total proved natural gas reserves in Brazil.

In addition to developing new production projects, we are also optimizing existing resources in the Espírito Santo area by constructing the Sul Norte Capixaba gas pipeline with capacity to transport 7 mmm3/d (247.2 mmcf/d).  The pipeline, which runs from the Parque das Baleias area to the Cacimbas gas treatment unit, is expected to come online in 2012.

On December 31, 2011, we held exploration rights to 20 blocks, one onshore and 19 offshore (five of which are evaluation areas), comprising a total of 8,217.5 km2 (2,029.7 million acres).

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

We had a total of 297 production agreements as of December 31, 2011, and were the 100% owner in 256 of them.  We are operators under 12 of our 27 partnership agreements.

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

In the last three years we have successfully eased pressures related to a limited supply of deepwater rigs.  Whereas in 2008 we only had three rigs capable of drilling in water depths greater than 2000 meters (6,560 feet), we had 19 as of December 31, 2011, and we expect to have 33 by 2013.

More specifically, we have entered into long-term contracts for 16 drilling rigs to engage in deepwater exploration and production development of our offshore fields in Brazil in 2012 and 2013.  Of these 16 rigs, one will be capable of operating in water depths of up to 1,500 meters (4,621 feet), and 15 will be capable of drilling in water deeper than 2,000 meters (6,562 feet).  All of these rigs will be chartered by us and have been built or are being built in shipyards outside of Brazil.  Of the 19 drilling rigs that we had capable of drilling in water depths greater than 2,000 meters (6,562 feet) as of December 31, 2011, two have contracts that expire by 2013.

In addition to these 16 new drilling rigs, we have also announced plans for 33 rigs to be built in Brazil to meet our long-term needs, including satisfying Brazilian local content requirements arising out of the Assignment Agreement and existing concession agreements.  To this end, we have awarded contracts for seven drilling rigs to be built by Sete Brasil S.A. (Sete BR), a Brazilian company in which we hold a 10% interest.  We are currently negotiating contracts for an additional 21 drilling rigs to be built by Sete BR and five drilling rigs to be built by Ocean Rig UDW Inc. (Ocean Rig).  We expect to fulfill our future drilling requirements with a combination of rigs built in Brazil, supplemented when needed by the international fleet of deepwater rigs.
Drilling Units in Use by Exploration and Production on December 31 of Each Year
	2011		2010		2009
	Leased	Owned	Leased	Owned	Leased	Owned
Onshore	17	11	22	12	31	13
Offshore, by water depth (WD)	54	8	44	8	36	8
Jack-up rigs	1	4	1	4	2	4
Floating rigs:	53	4	43	4	34	4
500 to 1000 meters WD	8	2	11	2	9	2
1001 to 2000 meters WD	26	2	19	2	20	2
2001 to 3000 meters WD	19	0	13	0	5	0

Refining, Transportation and Marketing

Refining, Transportation and Marketing Key Statistics
	2011	2010	2009
	(U.S.$ million)
Refining, Transportation and Marketing:
Sales revenues	118,630	97,936	74,381
Income (loss) before income taxes	(8,753)	3,141	10,239
Total assets at December 31	84,330	70,515	50,920
Capital expenditures and investments	16,133	16,198	9,694

We are an integrated company with a dominant market share in our home market.  We own and operate 12 refineries in Brazil, with a total net distillation capacity of 2,013 mbbl/d, and are one of the world’s largest refiners.  As of December 31, 2011, we operated substantially all of Brazil’s total refining capacity.  We supplied almost all of the refined product needs of third-party wholesalers, exporters and petrochemical companies, in addition to the needs of our Distribution segment.  We operate a large and complex infrastructure of pipelines and terminals and a shipping fleet to transport oil products and crude oil to domestic and export markets.  Most of our refineries are located near our crude oil pipelines, storage facilities, refined product pipelines and major petrochemical facilities, facilitating access to crude oil supplies and end-users.

We also import and export crude oil and oil products.   The demand for oil products in Brazil is increasing rapidly, driven primarily by economic growth. Particularly in 2011, we met this incremental growth in demand by increasing imports as our refining capacity was not sufficient to meet the increased demand. This increase in imports increased our cost of sales and decreased our margins in 2011. See Item 5. “Operating and Financial Review and Prospects.”  We expect the need for imports to decline in the future as we build additional refining capacity and upgrade our refineries to facilitate the processing of domestically produced crudes.

Our Refining, Transportation and Marketing segment also includes petrochemical operations that add value to the hydrocarbons we produce and meet the needs of the growing Brazilian economy.

We participate in refining, transportation and marketing operations outside of Brazil through our International business segment.  See “—International.”

Refining

Our refining capacity in Brazil as of December 31, 2011, was 2,013 mbbl/d and our average throughput during 2011 was 1,862 mbbl/d.

The following table shows the installed capacity of our Brazilian refineries as of December 31, 2011, and the average daily throughputs of our refineries in Brazil and production volumes of principal oil products in 2011, 2010 and 2009.
Capacity and Average Throughput of Refineries
		Crude Distillation Capacity at December 31, 2011	Average Throughput
Name (Alternative Name)	Location		2011	2010	2009
		(mbbl/d)	(mbbl/d)
LUBNOR	Fortaleza (CE)	8	7	8	7
RECAP (Capuava)	Capuava (SP)	49	43	36	44
REDUC (Duque de Caxias)	Rio de Janeiro (RJ)	239	254	256	238
REFAP (Alberto Pasqualini)	Canoas (RS)	189	148	145	169
REGAP (Gabriel Passos)	Betim (MG)	151	129	143	140
REMAN (Isaac Sabbá)	Manaus (AM)	46	42	42	41
REPAR (Presidente Getúlio Vargas)	Araucária (PR)	195	193	170	185
REPLAN (Paulínia)	Paulinia (SP)	396	373	316	341
REVAP (Henrique Lage)	São Jose dos Campos (SP)	252	240	238	241
RLAM (Landulpho Alves)	Mataripe (BA)	281	233	250	220
RPBC (Presidente Bernardes)	Cubatão (SP)	172	166	160	165
RPCC (Potiguar Clara Camarão)	Guamaré (RN)	35	34	33
Total		2,013	1,862	1,798	1,791

In recent years, we have made substantial investments in our refinery system for the following purposes:

•    Improve gasoline and diesel quality to comply with stricter environmental regulations;

•    Increase crude slate flexibility to process more Brazilian crude, taking advantage of light/heavy crude price differentials;

•    Increase residuum conversion; and

•    Reduce the environmental impact of our refining operations.

In 2011, we invested a total of U.S.$5,613.75 million in our refineries, of which U.S.$2,108.89 million was invested for hydrotreating units to improve the quality of our diesel and gasoline and U.S.$1,039.19 million for coking units to convert heavy oil into lighter products.  In 2011, as a result of investments that allowed for more flexibility in our refineries, we reduced the need for additional imports of middle distillates by 23 million barrels (or 63 mbbl/d).

During 2012, we expect to complete the following investment projects at our refineries:

•    Diesel quality upgrades at REPAR, REGAP and RLAM;

•    Gasoline quality upgrades at REPAR, REPLAN, REFAP, RPBC, REVAP, RLAM and RECAP; and

•    Delayed coking units at REPAR.

The following refinery upgrades are underway for expected completion between 2013 and 2014:

•    Diesel quality upgrades at REGAP, REDUC, REPLAN and RPBC;

•    Gasoline quality upgrades at REPLAN; and

•    Delayed coking units at REPAR.

The following refinery upgrade projects are scheduled for completion after 2014:

•    Diesel quality upgrades at REDUC; and

•    Mild thermal cracking units to improve diesel and quality upgrades for diesel and gasoline at REMAN.

By the end of 2013, we will reduce the maximum sulfur content of the diesel produced in our refineries from 1800 ppm to 500 ppm, and nine of our refineries (RLAM, REGAP, REDUC, REPLAN, RPBC, RECAP, REVAP, REPAR, RNEST) are expected to be able to produce 10 ppm sulfur diesel.  By the beginning of 2014, we will reduce the maximum sulfur content of the gasoline produced in our refineries from 1,000 ppm to 50 ppm.

Major Refinery Projects

Brazil has one of the world’s most dynamic economies with above average rates of demand growth for transportation fuels, particularly gasoline, diesel and jet fuel.  We are planning capacity expansions to meet the needs of this growing market and add value to our growing volumes of crude oil production in Brazil.  We are currently building three new refining facilities:

•    Complexo Petroquímico do Rio de Janeiro—Comperj, an integrated refining and petrochemical complex.  We broke ground in 2008, and began construction in 2010.  The 165 mbbl/d refining operation is scheduled to start up in 2014.  A second phase, scheduled for 2018, will increase capacity to 330 mbbl/d and add petrochemicals production.

•    Abreu e Lima, a refinery in Northeastern Brazil is designed to process 230 mbbl/d of crude oil to produce 162 mbbl/d of low sulfur diesel (10 ppm) as well as LPG, naphtha, bunker fuel and petroleum coke.  We expect operations to come on stream in 2013,in a proposed partnership with Petróleos de Venezuela S.A. (PDVSA), the Venezuelan state oil company.

•    Premium I in the State of Maranhão is designed to process 20° API heavy crude oil, maximize production of low sulfur diesel, and also produce LPG, naphtha, low sulfur kerosene, bunker fuel and petroleum coke.  This refinery will be built in two phases of 300 mbbl/d each.  We broke ground in 2011 and expect operations to come on stream in 2016 (Phase I) and 2019 (Phase II).

We are also in the planning stage for another new refinery in Northeastern Brazil:

•    Premium II in the State of Ceará will have a processing capacity of 300 mbbl/d and will follow the same specifications as Premium I.  The Premium facilities will be able to reduce costs and achieve efficiencies through simplification and standardization of the projects.

The following tables summarize output of oil products and sales by product in Brazil for the last three years.

Domestic Output of Oil Products: Refining and marketing operations, mbbl/d(3)
	2011	2010	2009
Diesel	745	716	737
Gasoline	395	351	331
Fuel oil	234	243	243
Naphtha	109	133	143
LPG	137	132	135
Jet fuel	93	80	74
Other	183	177	160
Total domestic output of oil products	1,896	1,832	1,823
Installed capacity	2,013	2,007	1,942
Utilization (%)	92	90	92
Domestic crude oil as % of total feedstock processed	82	82	79

(1)                  Unaudited.

(2)                  As registered by the ANP.

(3)                  Output volumes are larger than throughput volumes as a result of gains during the refining process

Domestic Sales Volumes, mbbl/d
	2011	2010	2009
Diesel	880	809	740
Gasoline	489	394	338
Fuel oil	82	100	101
Naphtha	167	167	164
LPG	224	218	210
Jet fuel	101	90	77
Other	188	180	140
Total oil products	2,131	1,958	1,770
Ethanol and other products	86	99	96
Natural gas	304	312	240
Total domestic market	2,521	2,369	2,106
Exports	655	698	707
International sales and other operations	540	581	541
Total international market	1,195	1,279	1,248
Total sales volumes	3,716	3,648	3,354

Delivery Commitments

We sell crude oil through long-term and spot-market contracts.  Our long-term contracts specify the delivery of fixed and determinable quantities, subject to a price negotiation with third parties on a delivery-by-delivery basis. We are committed through long-term contracts to deliver a total of approximately 350 mbbl/d in 2012.  We believe our domestic proved reserves will be sufficient to allow us to continue to deliver all contracted volumes.  For 2012, approximately 68% of our exported crude oil will be committed to meeting our contractual delivery commitments to third parties.

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

We import oil products, for which there is insufficient production capacity in our Brazilian refineries.  Our imports and exports of oil products depend on production capacity, demand levels and relative pricing in the Brazilian market.  The table below shows our exports and imports of crude oil and oil products in 2011, 2010 and 2009:

Exports and Imports of Crude Oil and Oil Products, mbbl/d
	2011	2010	2009
Exports(1)
Crude oil	435	497	478
Fuel oil (including bunker fuel)	173	153	150
Gasoline	3	14	38
Other	41	33	39
Total exports	652	697	705
Imports
Crude oil	362	316	396
Diesel and other distillates	199	177	78
LPG	61	58	45
Gasoline	43	9	0
Naphtha	64	42	25
Other	20	13	3
Total imports	749	615	547

(1)                  Includes sales made by PifCo to unaffiliated third parties, including sales of oil and oil products purchased internationally.

Logistics and Infrastructure for oil and oil products

We own and operate an extensive network of crude oil and oil products pipelines in Brazil that connect our terminals, refineries and other primary distribution points.  On December 31, 2011, our onshore and offshore, crude oil and oil products pipelines extended 15,436 km (9,593 miles).  We operate 28 marine storage terminals and 20 other tank farms with nominal aggregate storage capacity of 65 million barrels.  Our marine terminals handle an average 10,643 tankers annually.  We are working in partnership with other companies to develop and expand Brazil’s ethanol pipeline and logistics network.

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

We plan to take delivery of another 48 new vessels by 2016, all to be built in Brazilian shipyards.  We have ongoing contracts with five shipyards for delivery of 40 large oil tankers, bunkering vessels and LPG carriers between 2011 and 2016.  We expect to contract an additional eight product tankers in the beginning of 2012.  The first product vessel, the MV Celso Furtado, was delivered on November 25, 2011.

The table below shows our operating fleet and vessels under contract as of December 31, 2011.

Owned and Chartered Vessels in Operation and Under Construction Contracts at December 31, 2011
	In Operation		Under Contract/Construction
	Number	Tons Deadweight Capacity	Number	Tons Deadweight Capacity
Owned fleet:
Tankers	44	2,815,719	32	3,440,450
LPG tankers	6	40,171	8	38,600
Anchor Handling Tug Supply (AHTS)	1	2,163	0	0
Floating, Storage and Offloading (FSO)	1	28,903	0	0
Layed-up vessel	3	129,623	0	0
Total	55	3,016,579	40	3,479,050
Chartered vessels:
Tankers	174	16,260,464	0	0
LPG tankers	12	225,744	0	0
Total	186	16,486,208	0	0

Petrochemicals

Our petrochemicals operations provide an outlet for our growing production volumes of gas and other refined products, which increases our value added and provides domestic sources for products that would otherwise be imported.  Our strategy is to increase domestic production of basic petrochemicals and engage in second generation and biopolymer activities through investments in companies in Brazil and abroad, capturing synergies within all our businesses.

In the past, the Brazilian petrochemicals industry was fragmented, with a large number of small companies that were not internationally competitive.  We participated in consolidating and restructuring the Brazilian petrochemicals industry in a series of mergers and capital subscriptions, creating Brazil’s largest petrochemicals company – Braskem S.A. (Braskem) – a publically traded company in which we hold a 36.1% interest. Braskem operates 35 petrochemical plants, produces basic petrochemical and plastics and conducts related distribution and waste processing operations.

The table below sets forth the primary production capacities of Braskem as of December 31, 2011:
Braskem: Nominal Capacity by Petrochemical Type
(mmt/y)
Braskem
Ethylene	3.95
Propylene	1.54
Polyethylene	3.24
Polypropylene	3.97
PVC	0.51
Cumene	0.32

On April 1, 2011, we announced the acquisition of Innova S.A., which produces, among other products, styrene, polystyrene and ethylbenzene.

We have three new petrochemical projects under construction or in various stages of engineering or design:

•    Complexo Petroquímico do Rio de Janeiro—Comperj: In the second phase of Comperj, scheduled for 2018, we have plans to develop a petrochemicals complex to be integrated with the Comperj refinery to produce materials for the plastics industry;

•    PetroquímicaSuape Complex in Pernambuco:  to produce purified terephthalic acid (PTA), polyethylene terephthalate (PET) resin, and polymer and polyester filament textiles; and

•    Companhia de Coque Calcinado de Petróleo—Coquepar:  calcined petroleum coke plant in the State of Paraná, with a capacity of 0.35 million t/y.

Distribution
Distribution Key Statistics
	2011	2010	2009
	(U.S.$ million)
Distribution:
Sales revenues	44,001	37,282	29,652
Income (loss) before income taxes	1,134	1,081	914
Total assets at December 31	7,885	7,384	6,304
Capital expenditures and investments	679	515	331

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

The primary focus of our Distribution segment is to:

•    Lead the market in the domestic distribution of oil products and biofuels, increasing our market share and profit through an integrated supply chain; and

•    Be the preferred brand of our consumers while upholding and promoting social and environmental responsibility.

We supply and operate Petrobras Distribuidora S.A.—BR, which accounts for 39.2% of the total Brazilian retail and wholesale distribution market.  BR distributes oil products, ethanol and biodiesel, and vehicular natural gas to retail, commercial and industrial customers.  In 2011, BR sold the equivalent of 846.1 mbbl/d of oil products and other fuels to wholesale and retail customers, of which the largest portion (44.1%) was diesel.

At December 31, 2011, our BR branded service station network was Brazil’s leading retail marketer, with 7,485 service stations, or 19.2% of the stations in Brazil.  BR-owned and franchised stations make up 31.9% of Brazil’s retail sales of diesel, gasoline, ethanol, vehicular natural gas and lubricants.

Most BR stations are owned by franchisees that use the BR brand name under license and purchase exclusively from us; we also provide franchisees with technical support, training and advertising.  We own 723 of the BR stations and are required by law to subcontract the operation of these owned stations to third parties.  We believe that our market share position is supported by a strong BR brand image and by the remodeling of service stations and addition of lubrication centers and convenience stores.

Our wholesale distribution of oil products and biofuels under the BR brand to commercial and industrial customers accounts for 55.4% of the total Brazilian wholesale market. Our customers include aviation, transportation and industrial companies, as well as utilities and government entities.

We also sell oil products produced by RTM to other retailers and to wholesalers.

Our LPG distribution business, Liquigas Distribuidora, held a 22.8% market share and ranked second in LPG sales in Brazil in 2011, according to the ANP.

Oil products sales in Brazil increased 3.4% in 2011 compared to 2010.  This increase was due mainly to Brazil’s economic growth and its corresponding growth in household income and consumer credit.

We participate in the retail sector in other South American countries through our International business segment.  See “—International.”

Gas and Power
Gas and Power Key Statistics
	2011	2010	2009
	(U.S.$ million)
Gas and Power:
Sales revenues	9,738	8,492	4,923
Income (loss) before income taxes	2,725	990	738
Total assets at December 31	27,645	30,109	24,926
Capital expenditures and investments	2,293	3,964	5,398

For more than two decades, we have been working actively to simultaneously develop Brazil’s natural gas reserves, production, infrastructure and markets.  As a result of our efforts, natural gas in 2010 supplied 10.3% of Brazil’s total energy needs, compared to 3.7% in 1998, and is projected to supply 14.2% of Brazil’s total energy needs by 2020, according to Empresa de Pesquisa Energética, a branch of the MME.

In 2011, we supplied, through our own production and imports, 62.8 mmm3/d (2,218.2 mmcf/d). This volume is directed to the market and our refineries, fertilizer operations and gas-fired power plants.  The development plans for our Exploration and Production operations are expected to result in substantial increases in gas production from the Espírito Santo and Santos Basins off the Brazilian coast, including from pre-salt reservoirs.  We expect domestic gas production to play an increasingly important role in the supply mix, but we will continue to import gas from Bolivia and use LNG imports selectively to provide supplemental supplies, particularly to meet surges in demand from the power sector.

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

•    Add value by monetizing Petrobras’ natural gas resources;

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

Natural Gas

Natural gas consumption in Brazil by industrial, commercial and retail customers increased 7% in 2011 compared to 2010.  This increase was due mainly to Brazil’s economic growth and more flexible contractual forms.  Natural gas consumption in the power generation industry decreased 34% from 2010 to 2011 due to favorable rainfall, which improved the reservoir storage levels of Brazilian hydroelectric power plants.  Natural gas consumption by refineries and fertilizer plants increased 18%.

Following a multi-year infrastructure development program, including investments of approximately U.S.$15 billion (R$29.74 billion) in the last five years, we have built an integrated system centered around two main, interlinked pipeline networks that allow us to deliver natural gas from our main offshore natural gas producing fields in the Santos, Campos and Espírito Santo Basins, as well as from two LNG terminals and a gas pipeline connection with Bolivia.

In 2011, we completed four natural gas pipelines, adding 221.2 km (137.5 miles) to our integrated network.  The most significant of these pipeline additions was GASTAU, which connected our natural gas production in the Santos Basin to our integrated network. Our natural gas pipelines span 9,251 km (5,748 miles).

In 2011, we invested U.S.$1,670 million in our pipeline network, and in 2012, we plan to invest a further U.S.$904 million for incremental additions to our gas transportation system.

The map below shows our gas pipeline networks and LNG terminals.

We own and operate two LNG terminals, one in Rio de Janeiro with a send-out capacity of 20 mmm3/d (706 mmcf/d), and the other in Pecém (Ceará) in Northeastern Brazil with a send-out capacity of 7 mmm3/d (247 mmcf/d).  The terminals are supported by two LNG regasification vessels with capacities of 14 mmm3/d (494 mmcf/d) and 7 mmm3/d (247 mmcf/d).  These terminals and regasification ships give us the flexibility to import gas to supplement domestic natural gas supplies.  In 2011, we purchased 14 LNG cargoes, of which 12 were imported into Brazil and two were sold in international markets, which comprises two re-exports from Brazil.  In addition, we will build a third LNG terminal in the State of Bahia, the construction of which will begin in 2012 and which we expect to be completed in 2013.

We hold interests ranging from 24% to 100% in 21 of Brazil’s 27 local gas distribution companies.  In particular, we acquired a 100% interest in Gas Brasiliano Distribuidora S.A., granting us access to São Paulo, the largest natural gas market in Brazil.  We had approximately a 25% net equity interest in the combined 47.6 mmm3/d (1,682 mmcf/d) of natural gas distributed by Brazil’s local distribution companies in 2011.

According to our estimates, our two most significant holdings, CEG Rio and Bahiagás, are Brazil’s third and fourth largest gas distributors. These companies, together with independent distributors Comgás and CEG supply 59% of the Brazilian market.
Principal Natural Gas Local Distribution Holdings
Name	State	Group Share %	Average Gas Sales in 2011 (mmm3/d)	Customers

CEG RIO	Rio de Janeiro	37.41	4,307	28,082
BAHIAGAS	Bahia	41.50	3,843	8,571
PETROBRAS DISTRIBUIDORA	Espírito Santo	100.0	2,942	24,295
GASMIG	Minas Gerais	40.00	2,919	405

The table below shows the sources of our natural gas supply, our sales and internal consumption of natural gas, and revenues in our local gas distribution operations for each of the past three years.

Supply and Sales of Natural Gas in Brazil, mmm3/d
	2011	2010	2009
Sources of natural gas supply
Domestic production	34.1	28.6	23.0
Imported from Bolivia	27.1	27.1	22.4
LNG	1.6	7.6	0.7
Total natural gas supply	62.8	63.3	46.1
Sales of natural gas
Sales to local gas distribution companies(1)	39.8	37.2	32.4
Sales to gas-fired power plants	8.2	12.2	4.1
Total sales of natural gas	48.0	49.4	36.5
Internal consumption (refineries, fertilizer and gas-fired power plants)(2)	14.8	13.9	9.6
Revenues (U.S.$ billion)(3)	5.9	4.7	3.5

________________________

(1)                  Includes sales to local gas distribution companies in which we have an equity interest.

(2)                  Includes gas used in the transport system.

(3)                  Excludes internal consumption.

Long-Term Natural Gas Commitments

When we began investment in the Bolivia-Brazil pipeline in 1996, we entered into long-term contracts with three companies:

•    Gas Supply Agreement (GSA) with the Bolivian state-owned company Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), to purchase certain minimum volumes of natural gas at prices linked to the international fuel oil price through 2019, after which the agreement may be extended until all contracted volume has been delivered.  On December 18, 2009, Petrobras and YPFB signed the fourth amendment to the GSA, which provides for additional payments to YPFB for liquids contained in the natural gas purchased by Petrobras through the GSA, of between U.S.$100 million and U.S.$180 million per year, retroactive to May 2007.  As of February 2010, Petrobras has paid all obligations owed for 2007.  Additional payments for subsequent years will only be paid with the fulfillment by YPFB of conditions precedent established in the amendment. For the remaining contractual period of the GSA, Petrobras considers that the fulfillment of such conditions precedent is unachievable. Accordingly, such payment obligations have not been considered in our contractual GSA obligations forecast;

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

Our volume obligations under the ship-or-pay arrangements were generally designed to match our gas purchase obligations under the GSA.  The tables below show our contractual commitments under these agreements for the five-year period from 2012 through 2016.
Commitments to Purchase and Transport Natural Gas in Connection with Bolivia-Brazil Pipeline
	2012	2013	2014	2015	2016
Purchase commitments to YPFB
Volume obligation (mmm3/d)(1)	24.06	24.06	24.06	24.06	24.06
Volume obligation (mmcf/d)(1)	850.00	850.00	850.00	850.00	850.00
Brent crude oil projection (U.S.$)(2)	80.0	80.0	80.0	80.0	75.0
Estimated payments (U.S.$ million)(3)	2,391.9	2,012.3	1,981.9	1,975.1	1,906.3
Ship-or-pay contract with GTB
Volume commitment (mmm3/d)	30.00	30.00	30.00	30.00	30.00
Volume commitment (mmcf/d)	1,059.00	1,059.00	1,059.00	1,059.00	1,059.00
Estimated payments (U.S.$ million)(5)	137.78	138.46	139.14	139.82	140.51
Ship-or-pay contract with TBG
Volume commitment (mmm3/d)(4)	35.28	35.28	35.28	35.28	35.28
Volume commitment (mmcf/d)	1,246.09	1,246.09	1,246.09	1,246.09	1,246.09
Estimated payments (U.S.$ million)(5)	501.32	510.42	526.34	526.87	527.40

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

Gas Sales Contracts

In recent years, we introduced a variety of supply contracts designed to create flexibility in matching customer demand with our gas supply capabilities.  These include flexible and interruptible long-term gas supply contracts, auction mechanisms for short-term contracts and weekly electronic auctions.

In 2011, a new gas sale contract – a seller delivery option aiming to help balance natural gas supply and demand – was introduced by us. Whenever there is a low dispatch of natural gas from gas-fired power plants, the excess natural gas volumes are offered to end consumers who ordinarily use energy sources other than natural gas.  In this context, prices of gas are a function of the alternative energy source that is being replaced.  Existing long-term natural gas sales contracts were also renegotiated in 2011 with local distribution company (LDCs) of natural gas in order to promote adjustments tailored to specific market demands.  These negotiations encompassed term extensions for some contracts, prolonging our natural gas procurement portfolio.  We continued offering contracts for short-term volumes (for both weekly and four-month periods) through electronic auctions.

The table below shows our future gas supply commitments from 2012 to 2016, including sales to both local gas distribution companies and gas-fired power plants.

Future Commitments under Natural Gas Sales Contracts, mmm3/d
	2012	2013	2014	2015	2016
To local gas distribution companies:
Related parties(1)	19.68	20.86	21.88	21.02	21.54
Third parties	17.32	17.05	16.83	16.83	16.83
To gas-fired power plants:
Related parties(1)	4.46	3.27	3.15	3.13	3.12
Third parties	5.93	7.30	8.06	7.92	7.78
Total(2)	47.39	48.48	49.92	48.90	49.27
Estimated contract revenues (U.S.$ billion)(3)(4)	6.3	6.5	6.6	6.5	6.5

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

Short-Term Natural Gas Commitments

In 2009, we contributed to the development of a short-term market for natural gas sales, focusing on the industrial market as an alternative to the market for power generation when the power plants are not being dispatched.  Sales under these short-term contracts were accomplished by an electronic auction system conducted by means of the Internet.  These auctions commercialized natural gas volumes reserved for but not otherwise utilized by local gas distributors, and allowed us to offer end users more competitive prices.  On average, 4.4 mmm³/d of natural gas were sold under these short-term contracts in 2009, with volumes reaching 7.8 mmm³/d in 2010 and 6.7 mmm³/d in 2011.  The last auction resulted in a sales record of 8.8 mmm³/d for a four-month delivery period.

In April 2010, we implemented a new method for selling short-term natural gas.  On a weekly basis, we offer for sale to the non-thermoelectric market volumes of natural gas that had been originally reserved for gas-fired power plants but that were not dispatched.  Under this method, weekly sales begin with orders from gas distribution companies for deliveries to be made within the subsequent four-week period.  Depending on the availability and cost of natural gas during that period, we have the option of either accepting or rejecting the orders.  This new method allowed us to sell an average of 348,000 m³/d of natural gas in 2010 and 70,000 m³/d of natural gas in 2011, with a sales record of 500,000 m³/d in December 2011.

Fertilizers

We are expanding production of nitrogenous fertilizers in order to meet the growing needs of Brazilian agriculture, to substitute for imports, and to expand the market for natural gas.

Our fertilizer plants in Bahia and Sergipe produce ammonia and urea for the Brazilian market.  In 2011, these plants sold a combined 240,665 t of ammonia and 831,642 t of urea.
Nitrogenous Sales (ton)
	2010	2011	%
Ammonia	235,739	240,665	+2.1
Urea	772,059	831,642	+7.7

We are also expanding production of nitrogenous fertilizers.  To this end, we are conducting feasibility studies for four additional facilities:

•     UFN III, with the ability to sell 1.22 million t/y of urea and 70 million t/y of ammonia from 2.2 mmm3/d of natural gas, expected to start up in September 2014;

•     UFN IV, with the ability to sell 755,000 t/y of urea and 721,000 t/y of methanol from 3.5 mmm3/d of natural gas, expected to start up in June 2017. 42,000 t/y of melamine will be produced from the foregoing quantity of urea, and 211,000 t/y of acetic acid and 26,000 t/y of formic acid will be produced from the foregoing quantity of methanol;

•     UFN V, with the ability to sell 519,000 t/y of ammonia from 1.3 mmm3/d of natural gas, expected to start up in September 2015; and

•     Sergipe, with the ability to sell 303,000 t/y of ammonium sulfate from 226 t/d of ammonia, expected to start up in May 2013.

These facilities would reduce Brazil’s deficit in these fertilizers while increasing the demand for our natural gas produced offshore.

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

We own interests in 28 thermoelectric power plants with a combined installed capacity at year-end 2011 of 6,385 MW, equivalent to 73% of Brazil’s total thermoelectric gas capacity.  Of this total, 6,009 MW was in thermoelectric plants controlled by us and 97% (or 5,806 MW) was in the Sistema Interligado Nacional—SIN (National Interconnected Power Grid).

Under Brazil’s power pricing regime, we may sell only power-generating capacity that is certified by the MME.  At year-end 2011, due to gas supply constraints, the MME certified 3,776 MWavg of commercial capacity, or 65% of the installed capacity controlled by us in the SIN.

In 2011, the Brazilian hydroelectric system generated 51,397 MWavg of electricity, or 90% of the country’s needs.  The SIN was called upon to supplement this power with an average 4,971 MW, of which we generated an average 653 MW of electricity in 2011, compared to 1,837 MW in 2010.

We also export energy to neighboring countries.  In 2011, we exported 113 MWavg to Argentina and Uruguay compared to 110.2 MWavg in 2010.

Commitments for Future Generation Capacity and Electricity Sales

Under a 2007 agreement with the ANEEL, we are committed to increasing our ability to supply power to the grid by increasing natural gas supplies, including LNG, converting some existing power plants to dual-fuel operation and leasing backup oil-fired power plants.  By 2012, we are committed to supply up to 5,938 MW of installed capacity and expect to have an average 3,970 MW certified capacity available for sale, exclusive of our own power requirements.

The table below shows the installed capacity and commercial capacity of the thermoelectric power plants controlled by us for 2011 through 2014 under our agreement with the ANEEL:

Installed Power Capacity and Utilization
	2011	2012(2)	2013	2014
Gross installed capacity (MW)	5,609	5,938	5,537	5,855
Certified commercial capacity(1) (MWavg)	3,776	3,970	3,826	4,084

(1)                  Weighted average of certified commercial capacity for the year.

(2)                  Our installed and commercial capacity will be reduced in 2013 due to the termination of our lease of the Araucaria thermoelectric power plant.

In 2011, we invested U.S.$359.9 million (R$599.9 million) in thermoelectric generation.

We sell our power output under long-term contracts for “standby availability” and long-term bilateral contracts, primarily with power distribution companies.  Of the total 4,172 MWavg of power available for sale in 2012 (including the certified commercial capacity of our plants and 202 MWavg of power purchased from third parties), approximately 46% has already been sold as standby availability in the 2005 and 2006 auctions, and approximately 54% has been committed under bilateral contracts.  We also have the option to fulfill our contractual commitments by purchasing power from third parties.

In the 2005 and 2006 auctions, we sold standby availability of 1,391 and 205 MWavg, respectively, on 15-year contracts beginning in 2008 to 2011. This represented most of our capacity that is eligible to be sold through the auction system. Under the terms of these contracts, we will be compensated a fixed amount whether or not we generate any power. Additionally, we receive an extra amount for the energy we actually generate at a price that is set on the date of the auction and revised annually based on an inflation-adjusted fuel oil basket.  We have been compensated for the standby availability from the 2005 and 2006 auctions since 2008, with the capacity compensation stepping up through 2011, at which time it stabilizes.

In addition, in the new energy auction (Leilão de Energia Nova) held on August 17, 2011, we committed to selling 416.4 MWavg from our Baixada Fluminense plant for the period of March 2014 through December 2033.

Our future commitments under bilateral contracts are 1,899 MWavg in 2012, 1,590 MWavg in 2013 and 1,604 MWavg in 2014.  The agreements will run off gradually, with the last contract expiring in 2028.  As existing bilateral contracts run-off, we will sell our remaining certified power-generation capacity under short- and medium-term bilateral contracts and auctions conducted by us and by the MME.

The following table summarizes our commitments under standby availability and bilateral contracts, power purchased from third parties, and the power we expect to be available for sale.

Power Available for Sale and Power Commitments
	2010	2011	2012	2013	2014
	(MWavg)
Total available for sale:
Commercial capacity (MW)(1)	3,619	3,776	3,970	3,826	4,084
Purchased from third parties	234	214	202	200	200
Commitments:
Standby availability auctions	1,391	1,596	1,596	1,596	1,847
Bilateral contracts	2,442	2,394	1,899	1,590	1,604
Remaining available for sale (1)(2)	20	0	677	840	833

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

International

International Key Statistics
	2011	2010	2009
	(U.S.$ million)
International:
Sales revenues	16,956	13,519	10,239
Income (loss) before income taxes	2,117	1,053	207
Total assets at December 31	19,427	16,958	15,293
Capital expenditures and investments	2,631	2,712	3,436

We have operations in 24 countries outside of Brazil, encompassing all phases of the energy business.  The primary focus of our international operations is to:

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

In 2011, our net production outside Brazil averaged 144.88 mbbl/d of crude oil and NGLs and 16.54 mmm3/d (584.01 mmcf/d) of natural gas, representing 9.8% of our total production on a barrels of oil equivalent basis.

The table below shows our main exploration and production projects being developed worldwide, as of December 31, 2011. Additional information about certain of these projects and our exploration and production activities is provided in the text that follows.

Countries		Main International Exploration and Production Assets in Development
		Main projects in development	Phase	Operated by	Petrobras interest (%)
South America
1	Argentina(1)	Sierra Chata El Tordillo Santa Cruz I Oeste 25 de Mayo – Medanito Rio Neuquen Santa Cruz I El Mangrullo Parva Negra	Production Production Production Production Production Production Production Exploration	Petrobras Partner Petrobras Petrobras Petrobras Petrobras Petrobras Petrobras	46 36 50 100 100 71 100 100
2	Bolivia	San Alberto San Antonio Itaú	Production Production Exploration	Petrobras Petrobras Petrobras	35(2) 35(2) 30(2)
3	Colombia	Guando Yalea Espinal Balay 1 Tayrona Cebucan Villarica Norte	Production Production Production Exploration Exploration Exploration Exploration	Petrobras Partner Petrobras Petrobras Petrobras Petrobras Petrobras	15 50 33 45 40 50 50
4	Peru	Lote 10 Lote 57 Lote 58	Production Exploration Exploration	Petrobras Partner Petrobras	100 45.16 100
5	Uruguay	Block 3 Block 4	Exploration Exploration	Partner Petrobras	40 40
6	Venezuela	Oritupano-Leona Acema La Concepción Mata	Production Production Production Production	Partner Partner Partner Partner	22(3) 34(3) 36(3) 34(3)
North America
7	Mexico	Cuervito Fronterizo	Production Production	Petrobras Petrobras	45(4) 45(4)
8	U.S.	Cascade Chinook Coulumb (MC-613) Cottonwood St. Malo Tiber Stones Big Bend Latigo Logan	Production Development Production Production Development Development Development Exploration Exploration Exploration	Petrobras Petrobras Partner Petrobras Partner Partner Partner Petrobras Partner Partner	100 66.67 33.33 100 25 20 25 50 50 35
Africa
9	Angola	Block 2/85 Block 6/06 Block 18/06 Block 26	Production Exploration Exploration Exploration	Partner Petrobras Petrobras Petrobras	27.5 40 30 40
10	Benin	Block 4	Exploration	Partner	50
11	Gabon	Ntsina Marin Mbeli Marin	Exploration Exploration	Partner Partner	50 50

12	Namibia	2714A	Exploration	Partner	50

Countries		Main International Exploration and Production Assets in Development
		Main projects in development	Phase	Operated by	Petrobras interest (%)
13	Nigeria	Akpo Agbami Egina Egina South Preowei	Production Production Development Exploration Exploration	Partner Partner Partner Partner Partner	20 13 20 20 20
14	Tanzania	Block 5 Block 6	Exploration Exploration	Petrobras Petrobras	50 50
Europe
15	Portugal	Peniche Alentejo	Exploration Exploration	Petrobras Petrobras	50 50
Oceania
16	New Zealand	Block 52707	Exploration	Petrobras	100

(1)                  Most of the Argentine exploration and production projects are held through our indirect 67.2% share in Petrobras Argentina S.A. (PESA).

(2)                  Production-sharing contract, under which Petrobras’ expenditures are reimbursed only if exploration results in economically viable oil discoveries.

(3)                  Joint venture through Petrobras Argentina S.A. (PESA).

(4)                  Non-risk service contract, under which Petrobras’ expenditures are reimbursed regardless of whether exploration results in economically viable oil discoveries.

During 2011, our capital expenditures and investments for international exploration and production totaled U.S.$2.34 billion, representing 10.3% of our total exploration and production capital spending.

South America

We are present in Argentina, Bolivia, Colombia, Peru, Venezuela and Uruguay.  In 2011, our average net production from South America (outside of Brazil) was 180.56 mboe/d, or 75% of our international production.  Reserves in the region represent 69% of our international reserves.  Our most significant natural gas production operations outside of Brazil are located in Argentina and Bolivia, where we produced an average 15.62 mmm3/d (551.74 mmcf/d) of natural gas in 2011, or 94% of our international production.  Argentina and Bolivia together accounted for 31% of our worldwide production of natural gas in 2011.

Our largest operating region outside Brazil is Argentina, where we operate primarily through our 67.2% interest in Petrobras Argentina S.A. (PESA).  Our main oil production is concentrated in the Medanito, El Tordillo, La Tapera – Puesto Quiroga and Puesto Hernández fields, and our main gas production is concentrated in the El Mangrullo, Santa Cruz I and Sierra Chata fields in the province of Neuquén.  We also hold direct and indirect interests of 52.6% in Petrolera Entre Lomas S.A. (PELSA), whose main oil production is in the Entre Lomas field.

In Bolivia, our production comes principally from the San Alberto and San Antonio fields.  Following enactment of the Bolivian government’s May 1, 2006 nationalization of hydrocarbons, we entered into new production-sharing contracts under which we continue to operate the fields, but are required to make all hydrocarbon sales to YPFB with the right to recover our costs and participate in profits.  On January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources.  As a result, we were not able to include any of our Bolivian proved reserves in our proved reserves for year-end 2011.  We continue to report production from our operations in Bolivia under our existing contracts in that country.  In January 2011, the Bolivian government approved the agreement between Petrobras Bolivia S.A. and Total E&P Bolivie S.A., according to which we have acquired a 30% interest in the Itaú gas field and assumed control of the field’s operations.

In Colombia, our production of 7.38 mboe/d during 2011 originated mainly from the Guando, Upía, Espinal and Yalea blocks. Our portfolio in Colombia also includes the Canada Norte block, currently in its development stage, and the Cebucan and Balay blocks, among others, which are currently in the exploratory stage. Our last discovery in Colombia occurred in March 2010 in the Balay blocks, where ongoing tests have confirmed the presence of 28° API oil.  In December 2011 and in February 2012, the contracts with respect to the Hobo, Upía and Caguan fields expired and their transfer to the Colombian government was completed.

In Venezuela, we are present through four joint ventures with subsidiaries of Petróleos de Venezuela S.A. (PDVSA), which hold production rights and in which we hold minority interests.  PDVSA is the majority holder and operator.

In Peru, our production of 16.39 mboe/d during 2011 originated from Block X. Our portfolio in Peru also includes Lote 57 and Lote 58. Lote 57 comprises the Kinteroni Gas Project, currently in its development stage, and another component of Lote 57 currently in the exploratory stage. Our last discovery in Peru occurred in 2010 in Lote 58.

North America

In the United States we focus on deepwater fields in the Gulf of Mexico.  As of December 31, 2011, we held interests in 176 offshore blocks, 130 of which we operate.  Our production in the United States of 4.03 mboe/d during 2011 originated mainly from the Cottonwood field. Our portfolio in the United States also includes the Cascade and Chinook fields, where oil production began in February 2012. This project is the first Gulf of Mexico operation to use a FPSO.  Other assets include Saint Malo, Stones and Tiber, which are currently in the development stage, and Latigo and Logan, among others, which are currently in the exploratory stage.

We have held non-risk service contracts for the Cuervito and Fronterizo Blocks in the Burgos Basin of Mexico  since 2003.  Under these service contracts, we receive fees for our services, but any producing wells and production are transferred to the Mexican national oil company Petróleos Mexicanos (Pemex).  We also have agreements to share deepwater expertise with Pemex.

Europe

Under a concession agreement in partnership with Petrogal (Galp) and Partex, we are acquiring and analyzing seismic data related to the Peniche and Alentejo Basins offshore Portugal.

Africa

In Angola, we changed our portfolio of assets with the sale of 50% of our interest in Block 26 and our entire interest in Block 15.  We also withdrew from Block 34, returning it to the government of Angola.  In 2011, we produced a net 1.64 mboe/d from Block 2, which we do not operate.

In Benin, we acquired a 50% interest in offshore Block 4, which covers an area of approximately 7,400 km² and has water depths ranging from 200 to 3,000 meters (656 to 9,842 feet). Our commitment in Benin includes performing a 3D seismic study and processing of a 2,250 km² area. Once the exploration potential of the area is confirmed, the consortium will commit to drilling one or two wells, depending on the success of the first well. We also have the option to operate the block.

In Gabon, we acquired 50% of the rights to explore two offshore blocks, with water depths up to 2,400 meters (7,874 feet). The commitment includes performing a 3D seismic study and drilling wells if we decide to continue to the next phase of the project.

In Namibia, we plan to drill an exploratory well in 2012 in Block 2714A.   This block is located in offshore Southern Namibia and covers an area of approximately 5,500 km2 (1.4 million acres) in water depths from 150 to 1,500 meters (492 to 4,921 feet).  In 2011, we became the operator of the block.

In Nigeria, our net production is 55.99 mboe/d from the Agbami and Akpo fields, and we also have an interest in the Egina field project, currently in its development stage while the Preowei and Egina South fields are under appraisal.

In Tanzania, we sold our 50% interest in two offshore exploratory blocks - Blocks 5 and 6 - but remained the operators thereof. In Block 5, we decided to drill one exploratory well after the interpretation of results from the 3D seismic study. In Block 6, we may drill one exploratory well after the interpretation of results from the 3D seismic study.

Oceania

In April 2010, we acquired a 50% interest in an exploratory block in the North Carnarvon Basin in Australia  and committed to drill the first exploration well.  We have made no discoveries of natural gas in our Artemis-1 well and withdrew from the project in December 2011.

In New Zealand, we undertook a seismic 2D study of offshore Block 52707 in the Raukumara Basin, in which we have a 100% interest.  Depending on the results of the 2D seismic study, we may pursue a 3D seismic study, subject to which we may drill one exploratory well.

Other International Activities

Our other international activities, including refining, petrochemicals, distribution and gas and power activities, are described below.

South America

We have integrated operations in South America, particularly in Argentina, where we participate across the energy value chain.  In May 2011, we sold our interests in the San Lorenzo Refinery, including loading and unloading facilities, and about 360 points of sale and inventory for  U.S.$102 million.  We own, through our interest in PESA, the Bahia Blanca Refinery, with a capacity of 30.5 mbbl/d.  We also hold an interest in the Refinor/Campo Duran Refinery and in two petrochemical plants in Argentina.  We own 278 retail service stations.  We also own the Pichi Picún Leufú hydroelectric plant, the Genelba gas-fired thermoelectric plant, an interest in natural gas transportation company TGS (Transportadora Gas del Sur), and interests in energy marketer Edesur, and Mega Company, a natural gas separation facility.

In Bolivia, we operate gas fields that supply gas to Brazil and Bolivia.  We hold an 11% interest in GTB, owner of the Bolivian section of the Bolivia-to-Brazil (BTB) pipeline that transports natural gas we produce in Bolivia to the Brazilian market.  We also hold a 44.5% interest in Transierra S.A., which owns the Yacuiba-Rio Grande gas pipeline (Gasyrg) linking the San Alberto and San Antonio fields to the BTB pipeline.

In Chile, our assets comprise 240 service stations, the distribution and sales of fuel at 11 airports and a lubricant plant.

In Colombia, our assets comprise 93 service stations and a lubricant plant.

In Paraguay, our assets comprise 173 service stations, the distribution and sales of fuel at two airports and one LPG refueling plant.

In Uruguay, we have fuel distribution operations, with 87 service stations.  We also market marine products, asphalt and aviation products and distribution.

The portfolio of our Gas and Power segment includes two gas distribution companies in Uruguay, namely, Distribuidora de Gas Montevideo S.A (with retail sales in Montevideo) and Conecta S.A. (with national commercial sales).  See “—Gas and Power”.

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

Asia

In Japan, we own the Nansei Sekiyu Kabushiki Kaisha (NSS) refinery in Okinawa, which currently produces refined products such as gasoline and jet fuel. We also produce and market E3 fuel, a mixture of ethanol and gasoline.

Biofuel

Biofuel Key Statistics
	2011	2010	2009
	(U.S.$ million)
Biofuel:
Sales revenues	320	272	118
Income (loss) before income taxes	(151)	(77)	(69)
Total assets at December 31	1,289	1,133	492
Capital expenditures	294	664	144

Brazil is a global leader in the use and production of biofuels.  Today, 83.1% of new light vehicles sold in Brazil have flexfuel capability, and service stations offer a choice of 100% ethanol and an ethanol/gasoline blend.  All diesel fuel sold in Brazil since January 2010 is required to be at least 5% biodiesel.

We supply 15.8% of Brazil’s biodiesel and we act as a market catalyst by securing and blending biodiesel supplies and furnishing these to smaller distributors as well as our own service stations. Our biodiesel plants, located at Candeias and Quixada in Northeastern Brazil and at Montes Claros in Southeastern Brazil, purchase vegetable oils from small farmers and industrial producers.  After various operational improvements, the capacity of these three plants totals 7.6 mbbl/d.  In 2011, we acquired 50% of BSBIOS, an important player in the biodiesel segment that has two plants in Southern Brazil.  This acquisition increased our total capacity to 10.1 mbbl/d.

We participate in the growing ethanol industry through production, transportation, distribution, wholesale and exports, and by stimulating improvements in product quality.  In accordance with our strategy to increase our participation in the ethanol industry, we invested U.S.$13.0 million (R$22.4 million) in 2011 to increase our interest in Total Agroindústria Canavieira S.A. to 43.58% from 40.37%.  Similarly, we invested U.S.$113.0 million (R$195.4 million) in 2011 to increase our interest in Guarani S.A. to 31.44% from 26.49%.  We also invested U.S.$94.2 million (R$163.0 million) in 2011 to increase our interest in Nova Fronteira Bioenergia S.A. to 49.00% from 37.05%.  As a result of these partnerships and investments, the total annual milling capacity of our affiliate companies amounts to 25.9 mmt, and the total ethanol production capacity of our affiliate companies amounts to 8.1 million bbl per harvest season.

In 2011, we exported 679,000 bbl of ethanol, 5.54% of Brazil’s total ethanol exports, which consisted mainly of industrial ethanol exported to Asia.  In addition, we also increased the volume of ethanol bought outside of Brazil.

Corporate
Corporate Key Statistics
	2011	2010	2009
	(U.S.$ million)
Corporate:
Income (loss) before income taxes	(5,003)	(3,572)	(3,811)
Total assets at December 31	45,326	53,631	31,559
Capital expenditures and investments	729	839	1,057

Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.  As of 2011, the results of our Biofuels segment have been presented separately from our Corporate segment. The 2010 and 2009 financial information related to our Corporate and Biofuel segments were reclassified accordingly.

Information on PifCo

PifCo is a direct, wholly-owned finance subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability. PifCo was originally incorporated in order to facilitate and finance the import of crude oil and oil products by us into Brazil, and has been our direct, wholly-owned subsidiary since 2000.  As of September 30, 2011, PifCo no longer engages in the sale and purchase of crude oil and oil products to and from us, third parties and related parties. PifCo is a finance subsidiary functioning as a vehicle for us to raise capital for our operations through the issuance of debt securities in the international capital markets, among other means.

We have provided unconditional and irrevocable guaranties of payment for all of PifCo’s issuances of SEC-registered debt securities since February 2009.  On March 31, 2010, we issued six additional unconditional and irrevocable guaranties of payment to replace the standby purchase agreements that previously supported PifCo’s SEC-registered debt securities issued prior to February 2009.  As a result, we currently provide unconditional and irrevocable guaranties of payment for all of PifCo’s outstanding debt obligations.

PifCo’s Corporate Structure

PifCo was established on September 24, 1997 as Brasoil Finance Company, a wholly owned subsidiary of Braspetro Oil Services Company, or Brasoil, a wholly owned subsidiary of Petrobras Internacional S.A. (Braspetro), which has since been absorbed by us.  PifCo’s voting shares were transferred from Brasoil to us in 2000, since which time it has been our wholly owned subsidiary.  Petrobras International Finance Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands.  PifCo’s registered office is located at Harbour Place, 103 South Church Street, 4th floor, P.O. Box 1034GT, George Town, Grand Cayman, Cayman Islands, and PifCo’s telephone number is 55-21-3224-3467.

PifCo’s two subsidiaries are:

•    Petrobras Finance Limited (PFL):   In December 2001, PifCo established PFL, a wholly owned subsidiary incorporated and registered in the Cayman Islands.  PFL primarily purchases fuel oil from us and sells the products in the international market in order to generate export receivables to cover its obligations to transfer these receivables to a trust under an exports prepayment program.  Until June 1, 2006, PFL also purchased bunker fuel from us.  PFL ceased its commercial operations in August 2011 and prepaid its financing program supported by future sales of fuel oil in September 2011.

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

In August 2011, two former PifCo subsidiaries – Petrobras Europe Limited (PEL) and Petrobras Singapore Private Limited (PSPL) – were sold to Petrobras International Braspetro BV (PIB BV).

Organizational Structure

Of our 34 direct subsidiaries listed below, 27 are incorporated under the laws of Brazil and 7 (PifCo, Petrobras International Braspetro B.V. (PIB BV), Braspetro Oil Company (BOC), Braspetro Oil Services Company (Brasoil), Petrobras Netherlands B.V. (PNBV), Cordoba Financial Services GmbH and Cayman Cabiúnas) are incorporated abroad.  See Exhibit 8.1 for a complete list of our subsidiaries, including their full names, jurisdictions of incorporation and our percentage equity interest.

The following diagram sets forth our significant consolidated subsidiaries as of December 31, 2011:

PETROBRAS
BRAZIL
ABROAD
Petroquisa
BR
Gaspetro
Transpetro
Downstream
Petrobras Comercializadora de Energia
Petrobras Negócios Eletrônicos
5283
Fundo de Investimento Imobiliário RB Logística
Baixada Santista Energia
Soc. Fluminense de Energia - SFE
Termobahia
Termoceará
Termomacaé Ltda
Termomacaé Comercializadora de Energia
Ibiritermo
Companhia de Desenvolvimento de Plantas Utilidades - CDPU
Petrobras Biocombustível
Companhia Locadora de Equipamentos Petrolíferos - CLEP
Companhia de Recuperação Secundária - CRSEC
Innova
Comperj Participações
Comperj Esterênicos
Comperj MEG
Comperj Poliolefinas
Refinaria Abreu e Lima
Breitener Energética
Brasoil
BOC
PIB BV
PifCo
PNBV
Cordoba Financial Services Gmbh
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

Law No. 9,478 established a concession-based regulatory framework and granted us the exclusive right to exploit crude oil reserves in each of our producing fields under then existing concession contracts for an initial term of 27 years from the date when they were declared commercially profitable.  These are known as the “Round Zero” concession contracts. This initial 27-year period for production can be extended at the request of the concessionaire and subject to approval from the ANP.  Law No. 9,478 also established a procedural framework for us to claim exclusive exploratory rights for a period of up to three years, later extended to five years, to areas where we could demonstrate that we had made commercial discoveries or exploration investments prior to the enactment of the Law No. 9,478.  In order to perfect our claim to explore and develop these areas, we had to demonstrate that we had the financial capacity to carry out these activities, either alone or through other cooperative arrangements.  Starting in 1999, all areas not already subject to concessions became available for public bidding conducted by the ANP.  All the concessions that we have obtained since such time were obtained through participation in public bidding rounds.

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

•    Special participation charges at a rate ranging from 0 to 40% of the net income derived from the production of fields that reach high production volumes or profitability, according to the criteria established in the applicable legislation. Net revenues are gross revenues less royalties paid, investments in exploration, operational costs and depreciation adjustments and applicable taxes.  The Special Participation Tax uses as a reference international oil prices converted to reais  at the current exchange rate. In 2011, we paid this tax on 22 of our fields, namely Albacora, Albacora Leste, Barracuda, Cachalote, Canto do Amaro, Caratinga, Carmópolis, Cherne, Espadarte, Golfinho, Jubarte, Leste do Urucu, Manati, Marlim, Marlim Leste, Marlim Sul, Miranga, Namorado, Peroá, Rio Urucu, Roncador and Frade (operated by Chevron); and

•    Royalties, to be established in the concession contracts at a rate ranging between 5% and 10% of gross revenues from production, based on reference prices for crude oil or natural gas established by Decree No. 2,705 and ANP regulatory acts.  In establishing royalty rates in the concession contracts, the ANP also takes into account the geological risks and expected productivity levels for each concession.  Virtually all of our crude oil production is currently taxed at the maximum royalty rate.

Law No. 9,478 also requires concessionaires of onshore fields to pay to the owner of the land a participation fee that varies between 0.5% and 1.0% of the sales revenues derived from the production of the field.

Production-Sharing Contract Regime for Unlicensed Pre-Salt and Potentially Strategic Areas

Discoveries of large petroleum and natural gas reserves in the pre-salt areas of the Campos and Santos Basins prompted a change in the legislation regarding oil and gas exploration and production activities.

In 2010, three new laws were enacted to regulate exploration and production activities in pre-salt and other potentially strategic areas not subject to existing concessions:  Law No. 12,351, Law No. 12,304, and Law No. 12,276.  The enacted legislation does not impact the existing pre-salt concession contracts, which cover approximately 28% of the pre-salt region.

Law No. 12,351, enacted on December 22, 2010, regulates production-sharing contracts for oil and gas exploration and production in pre-salt areas not under concession and in potentially strategic areas to be defined by the CNPE.  It also calls for the creation of a social fund consisting of resources from the Brazilian federal government’s share in production sharing-contracts, such as subscription bonuses, royalties and revenues, which must be used by the Brazilian federal government to sponsor social and regional development programs.  Under the production-sharing regime, we will be the exclusive operator of all blocks.  The exploration and production rights for these blocks can either be granted to us on an exclusive basis or, in the case where they are not awarded to us on an exclusive basis, they will be offered under public bids.  If offered under public bids, we would still be required to participate as the operator, with a minimum interest to be established by the CNPE that would not be less than 30% (irrespective of the economic terms of the winning bid).  Under the production-sharing regime, the winner of the bid will be the company that offers to the Brazilian federal government the highest percentage of “profit oil,” which is the production of a certain field after deduction of royalties and “cost oil,” which is the cost associated with oil production.

Although Law No. 12,351 was enacted in 2010, former President Luiz Inácio da Silva vetoed changes to the royalty distribution framework proposed by the Brazilian Congress under this act and submitted a new proposal to the Brazilian Congress that included a royalty rate of 15% applicable to the gross production of oil and natural gas under production sharing contracts and for the distribution of these royalties among Brazilian states.  This proposal, as well as other proposals regarding the royalty distribution framework, are currently under consideration by the Brazilian Congress.

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

Natural Gas Law of 2009

In March 2009, the Brazilian Congress enacted a law regulating activities in the gas industry, including transport and commercialization, which was amended by Decree No. 7,382 enacted in December 2010.  The Gas Law created a concession regime for the construction and operation of new pipelines to transport natural gas, while maintaining an authorization regime for pipelines subject to international agreements.  According to the Gas Law, after a certain exclusivity period, operators will be required to grant access to transport pipelines and maritime terminals, except LNG terminals, to third parties in order to maximize utilization of capacity.  Authorizations previously issued by the ANP for natural gas transport will remain valid for 30 years from the date of publication of the Gas Law, and initial carriers were granted exclusivity in these pipelines for 10 years.  The ANP will issue regulations governing third-party access and carrier compensation if no agreement is reached between the parties.

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

In December 2010, Decree No. 7,382 was enacted in order to regulate Chapter I to VI and VIII of the Gas Law as it relates to activities in the gas industry, including transportation and commercialization.

Price Regulation

Until the passage of the Law No. 9,478 in 1997, the Brazilian federal government had the power to regulate all aspects of the pricing of crude oil, oil products, ethanol, natural gas, electric power and other energy sources.  In 2002, the government eliminated price controls for crude oil and oil products, although it retained regulation over certain natural gas sales contracts and electricity.  Also in 2002, the Brazilian federal government established an excise tax on the sale and import of crude oil, oil products and natural gas products (Contribuição de Intervenção no Domínio Econômico, Contribution for Intervention in the Economic Sector, or CIDE). The Brazilian federal government has periodically used CIDE as a tool to maintain price stability to end consumers, primarily by decreasing the CIDE rate when we increase our prices to reflect higher international prices and vice versa.  In 2009, the Gas Law authorized the ANP to regulate prices for the use of gas transport pipelines subject to the new concession regime, based on a procedure defined in the Gas Law as a “chamada pública,” and to approve prices submitted by carriers, according to previously established criteria, for the use of new gas transport pipelines subject to the authorization regime.

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

We are subject to a number of administrative and legal proceedings relating to environmental matters.  See Item 8. “Financial Information—Legal Proceedings.” and Note 28 to our audited consolidated financial statements included in this annual report for a description of the legal and administrative proceedings to which we are subject.

In 2011, we invested approximately U.S.$1,625 million in environmental projects, compared to approximately U.S.$1,377 million in 2010 and U.S.$984 million in 2009.  These investments were primarily directed at reducing emissions and wastes resulting from industrial processes, managing water use and effluents, remedying impacted areas, implementing new environmental technologies, upgrading our pipelines and improving our ability to respond to emergency situations.

Health, Safety and Environmental Initiatives

The protection of human health and the environment is one of our primary concerns, and is essential to our success as an integrated energy company.

As a result of an internal reorganization carried out in 2010, our Health, Safety and Environment (HSE) Management Committee was disbanded and its functions were assigned to a newly-created Technology, Engineering and Services Integration Committee.  This committee is composed of corporate executive managers from both business and services areas and is chaired by Chief Corporate and Services Officer.  The following three committees gather representatives from the business and services areas as well as from subsidiary companies to deal with health, safety, environmental and energy efficiency issues: the HSE Management Committee; the Energy Efficiency, Air Emissions and Climate Change Committee; and the Environmental Licensing and Compensation Committee.  We have also created an Environmental Committee composed of three members of our board of directors, the charter of which is awaiting approval by our board of directors.

Our actions to address health, safety and environmental concerns and ensure compliance with environmental regulations involved an investment of approximately U.S.$3,135 million in 2011 and included:

•    A HSE management system based on principles of sustainable development which seeks to minimize the impacts of operations and products on health, safety and the environment, reduce the use of natural resources and pollution, and prevent accidents;

•    ISO 14001 (environment) and OHSAS 18001 (health and safety) certification of our operating units.  As of December 2011, Petrobras had 90% of the total number of 295 certifiable sites in Brazil and abroad certified in accordance with the standards mentioned above.  The Frota Nacional de Petroleiros (National Fleet of Vessels) has been fully certified by the International Maritime Organization (IMO) International Management Code for Safe Operation of Ships and for Pollution Prevention (ISM Code) since December 1997;

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

•    The HSE and Energy Efficiency in Investment Projects project, which began in 2011 and aim at identifying opportunities, risks as well as ensuring the integration of health, safety, environment and energy efficiency (HSEE) aspects throughout the life cycle of new investment projects. Given the high volume of investments planned for the coming years, the project will benefit from the opportunity to increase our HSEE performance with lower marginal costs, contributing to the reduction of losses, to operational continuity and to a lower exposure to penalties and liabilities.

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

Our Internal Program on Energy Conservation works to improve energy efficiency in all our units.  Over the past five years, we have invested approximately U.S.$287 million in optimization projects whose economic results include energy savings of 4,200 barrels of oil equivalent per day.

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

In light of, among other things, the Gulf of Mexico oil spill, we commenced our two-year program, Management and Response to Disasters (GRADE), in 2011 that aims at improving our capability to manage major accidents.  The goal of this program is to provide international logistics and sharing agreements with Oil Spill Response Organizations (OSROs) and petroleum companies, to develop a network of international specialists on accident management, to ensure an appropriate assignment of government and industry roles in the context of major accidents as well as to contribute to the regulation of in situ burning operations and the subsea use of chemical dispersants.

In 2011, we conducted 18 regional emergency drills with the Brazilian Navy, the Civil Defense, firefighters, the military police, environmental organizations, and local governmental and community entities.

In 2011, we experienced oil spills totaling 1,471 barrels of crude oil, compared to 4,200 barrels of crude oil in 2010 and 1,598 barrels of crude oil in 2009.

We have maintained oil spill levels in our upstream operations well below 1m3 per mmbbl produced, which corresponds to a standard of excellence within the global oil and gas industry. Data for 2010 compiled by the International Association of Oil & Gas Producers indicates that the industry average is 0.72 m3 of oil spilled per mmbbl produced. We continue to evaluate and develop initiatives to address HSE concerns and to reduce our exposure to HSE risks.

As part of our environmental plans, procedures and efforts, we have developed detailed response and remediation contingency plans to be implemented in the event of an oil spill or leak from our offshore operations.  We have more than 660 trained workers available to respond to oil spills 24 hours a day, seven days a week, and we can mobilize an additional 5,000 trained workers for shoreline cleanups on short notice.  While these workers are located in Brazil, they are also available to respond to an offshore oil spill outside of Brazil.  We also have stockpiles of the equipment needed to quickly and effectively contain offshore spills or leaks, including over 146 miles of containment and absorbent booms, 444 different oil skimmers, over 55,000 gallons of oil dispersants and 385 oil pumps.  Petrobras has 30 dedicated oil spill recovery vessels (OSRVs) fully equipped for oil spill control and fire fighting, as well as 130 additional support and recovery boats and barges available to fight offshore oil spills and leaks 24 hours a day, seven days a week.  In addition, we have contracts with local emergency responders Clean Caribbean and Americas Cooperative in North America and Oil Spill Response Limited in Africa and Asia.  We also maintain relationships with major OSROs and other oil companies.

We created ten environmental protection centers in strategic areas in which we operate throughout Brazil in order to ensure rapid and coordinated response to onshore or offshore oil spills.  These regional facilities are supported by 13 local advance bases dedicated to oil spill prevention, control and response.  Our environmental protection centers and their advanced bases would be mobilized in the event of a spill or leak at one of our offshore operations.  Each of our local and regional response centers is self sufficient and available to respond either individually or jointly together with neighboring facilities depending on the severity and scale of the emergency.

Insurance

Our insurance programs focus principally on the evaluation of risks and the replacement value of assets, which is customary for our industry.  Under our risk management policy, risks associated with our principal assets, such as refineries, tankers and offshore production units and drilling rigs, are insured for their replacement value with third-party Brazilian insurers.  Although some policies are issued in Brazil, most of our policies are reinsured abroad with reinsurers rated A- or higher by Standard & Poor’s rating agency or B+ or higher by A.M. Best.  Part of our international operations are insured or reinsured by our Bermudian subsidiary BEAR following the same rating criteria.

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

We have operations in 24 countries outside Brazil and maintain varying levels of third-party liability insurance for our domestic and international operations as a result of a variety of factors, including our country risk assessments, whether we have onshore and offshore operations and legal requirements imposed by the particular country in which we operate.  We maintain insurance coverage for operational third-party liability with respect to our onshore and offshore activities, including environmental risks such as oil spills, in Brazil up to an aggregate policy limit of U.S.$250 million for a period of 12 months.  We also maintain additional protection and indemnity (P&I) marine insurance against third-party liability related to our domestic offshore operations up to an aggregate policy limit of up to U.S.$500 million for a period of 12 months.  In the event of an explosion or similar event at one of our offshore rigs in Brazil, these policies can provide combined third-party liability coverage of up to U.S.$750 million for a period of 12 months.

Our domestic and international operational third-party liability policies cover claims made against us by or on behalf of individuals who are not our employees in the event of personal injury or death, subject to the policy limits set forth above.  As a general rule, our service providers are required to indemnify us for a claim we pay directly to a third party as a result of a court decision holding us liable for the actions of that service provider. Our operational third-party liability policies also cover environmental damage from oil spills (including liability arising from an explosion or similar sudden and accidental event at one of our offshore rigs) as well as litigation, clean-up and remediation costs, but do not cover governmental fines or punitive damages.

We maintain separate “control-of-well” insurance policies at our international operations to cover liability arising from the uncontrolled eruption of oil, gas, water or drilling fluid, as well as to cover claims for environmental damage from well blow-outs and similar events as well as related clean-up costs, with aggregate policy limits up to U.S.$500 million for a period of 12 months depending on the country.  In the U.S. Gulf of Mexico, for example, we maintain third-party liability coverage up to an aggregate policy limit of U.S.$250 million for a period of 12 months, and control-of-well liability insurance up to U.S.$500 million for a period of 12 months.  Depending on the particular circumstances, either of these policies could apply in the event of an explosion or similar event at one of our offshore rigs in the U.S. Gulf of Mexico.

We do not maintain control-of-well insurance for our domestic operations onshore and offshore Brazil.  As a result, we would bear the costs of clean-up, decontamination and any proceedings arising out of a control-of-well incident.  Any loss of hydrocarbon containment from our domestic operations onshore and offshore that is not attributable to a control-of-well issue would be covered by either our Protection & Indemnity (P&I) insurance, with coverage of up to U.S.$500 million for our mobile offshore units, or our onshore-offshore liability policy, with coverage of up to U.S.$250 million.

The premium for renewing our domestic property risk insurance policy for a 12-month period commencing June 2011 was U.S.$58.2 million.  This represented a nominal increase of 20% over the preceding 12-month period.  The insured value of our assets, in the same period, increased by 21% to U.S.$122 billion.  The average rate for the period was 0.048%, representing a decrease of 5.01% relative to the previous period.  Since 2001, our risk retention has increased and our deductibles may reach U.S.$60 million in certain cases.

Additional Reserves and Production Information

Production of crude oil and natural gas in Brazil is divided into onshore and offshore production, comprising 11% and 89% of total production in Brazil, respectively.  The Campos Basin is one of Brazil’s main and most prolific oil and gas offshore basins, with over 59 hydrocarbon fields discovered, eight large oil fields and a total area of approximately 115,000 km2 (28.4 million acres).  In 2011, the Campos Basin produced an average 1,677.0 mbbl/d of oil and 12.9 mmm3/d (487.4 mmcf/d) of associated natural gas, comprising 79% of our total production from Brazil. We also conduct limited oil shale mining operations in São Mateus do Sul, in the Paraná Basin of Brazil, and we use oil shale from these deposits to produce synthetic oil and gas.

On December 31, 2011, our estimated proved reserves of crude oil and natural gas in Brazil totaled 12.26 billion barrels of oil equivalent, including 10.41 billion barrels of crude oil and natural gas liquids and 293.24 bnm3 (11.07 tcf) of natural gas.  As of December 31, 2011, our domestic proved developed crude oil reserves represented 67% of our total domestic proved developed and undeveloped crude oil reserves, and our domestic proved developed natural gas reserves represented 62% of our total domestic proved developed and undeveloped natural gas reserves.  Total domestic proved crude oil reserves increased at an average annual rate of 4% in the last five years, and total natural gas proved reserves increased at an average annual rate of 3% over the same period.

We calculate reserves based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests, reservoir engineering studies and economic data.  All reserve estimates involve some degree of uncertainty.  The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of that data.  Our estimates are thus made using the most reliable data and technology at the time of the estimate, in accordance with the best practices in the oil and gas industry and regulations promulgated by the Securities and Exchange Commission.

Internal Controls over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers.  Corporate Reserves Coordinators (Coordenadores de Reservas Corporativo, or CRCs) safeguard the integrity and objectivity of our reserves estimates by supervising and providing technical support to Regional Reserves Coordinators (Coordenadores de Reservas Regionais, or CRRs) who are responsible for preparing the reserves estimates.  Our CRRs and CRCs have degrees in geophysics, geology, petroleum engineering, accounting and economics and are trained internally and abroad in international reserves estimates seminars.  CRCs are responsible for compliance with Securities and Exchange Commission rules and regulations, consolidating and auditing the reserves estimation process.  The technical person primarily responsible for overseeing the preparation of our domestic reserves is a member of the SPE, with 22 years of experience in the field and has been with Petrobras for 28 years.  The technical person primarily responsible for overseeing the preparation of our international reserves has five years of experience in the field, a doctorate in reservoir engineering and has been with Petrobras for 32 years.  Our reserves estimates are presented to our board of executive officers and submitted to the board of directors for final approval.

DeGolyer and MacNaughton (D&M) used our reserves estimates to conduct a reserves audit of 95.5% of the net proved crude oil, condensate and natural gas reserves as of December 31, 2011 from certain properties we own in Brazil and offshore from Brazil.  In addition, D&M used its own estimates of our reserves to conduct a reserves evaluation of 53% of the net proved crude oil, NGL and natural gas reserves as of December 31, 2011 from certain properties we own in South America (outside of Brazil).  The reserves estimates were prepared in accordance with the reserves definitions of Rule 4-10(a) of Regulation S-X of the SEC.  For further information on our proved reserves, see “Supplementary Information on Oil and Gas Exploration and Production” beginning on page F-110.

Changes in Proved Reserves

At year‐end 2011 compared to year‐end 2010, we added a net total of 98.65 mmboe from our domestic proved undeveloped reserves and 18.90 mmboe from our international proved undeveloped reserves, resulting in a net increase of 117.55 mmboe company‐wide. Thus, we had a total of 4,471.84 mmboe of proved undeveloped reserves company‐wide at December 31, 2011, compared to 4,354.27 mmboe of proved undeveloped reserves company-wide at December 31, 2010.

In Brazil, the net increase in our proved undeveloped reserves in 2011 compared to 2010 resulted from the 142.43 mmboe of extensions and discoveries in the pre-salt regions of the Santos Basin, the 404.42 mmboe of revisions to previous estimates and the 1.92 mmboe of improved recovery.  In addition, we converted a net total of 450.12 mmboe of our proved undeveloped reserves to proved developed reserves in Brazil in 2011, mainly through the start‐up of production of the P‐56 platform in the Campos Basin and the drilling of several wells in existing production fields.

Outside Brazil, the net increase in our proved undeveloped reserves in 2011 compared to 2010 was mainly due to newly estimated reserves in the United States and resulted from the conversion of 58.23 mmboe of proved undeveloped reserves to proved developed reserves, which was offset by 31.71 mmboe of extensions and discoveries, 39.25 mmboe of revisions to previous estimates and 6.17 mmboe of improved recovery.

All reserves volumes described above are “net” to the extent that they only include Petrobras’ proportional participation in reserve volumes and exclude reserves attributed to our partners.

In 2011, we invested a total of U.S.$11.19 billion to convert proved undeveloped reserves into proved developed reserves, of which approximately 93.1% (U.S.$10.42 billion) was invested in Brazil. We converted a total of 508.34 mmboe of proved undeveloped reserves to proved developed reserves in 2011, approximately 88.5% (450.12 mmboe) of which were Brazilian reserves. In recent years, we have developed projects and increased investments to convert our proved undeveloped reserves into proved developed reserves.

We had a total of 4,471.84 mmboe of proved undeveloped reserves company-wide at year‐end 2011, approximately 5.23% (234.14 mmboe) of which have remained undeveloped for five years or more as a result of several factors affecting development and production, including the inherent complexity of ultra‐deepwater developments projects, particularly in Brazil, and constraints in the capacity of our existing infrastructure.

A portion of the 234.14 mmboe of our proved undeveloped reserves that have remained undeveloped for five years or more consist of heavy crude oil located in the Parque das Baleias (Whales Park) area of the Campos Basin offshore Brazil. We originally disclosed these reserves as proved undeveloped reserves between 2003 and 2004 after completing a development plan for the Parque das Baleias region.  However, due to the discovery in 2007 of more valuable light crude oil in the same region, we deliberately postponed production from these proved undeveloped reserves until we could allocate the necessary ultra‐deep water infrastructure and production resources to develop both our existing proved undeveloped reserves of heavy crude oil and our recently discovered pre‐salt light crude oil simultaneously.  We started the development of these light crude pre-salt reservoirs in 2008 by means of an EWT. In 2010, we started the production of heavy crude oil and pre-salt light crude oil with the FPSO Capixaba. In 2011, we drilled the first wells to be connected to the leased FPSO Cidade de Anchieta, which will start production of pre-salt light crude oil in the second quarter of 2012. As a result, at year-end 2011, we reclassified a portion of these pre-salt light crude oil proved undeveloped reserves in the Parque das Baleias area of the Campos Basin offshore Brazil.  The majority of our remaining proved undeveloped reserves that have remained undeveloped for five years or more consist of reserves in shallow water fields in the Santos Basin and deep waters in the Campos Basin, for which we are making investments to develop necessary infrastructure.

The following tables set forth our production of crude oil, natural gas, synthetic oil and synthetic gas by geographic area in 2011, 2010 and 2009:

Hydrocarbon Production by Geographic Area
	2011					2010					2009
	Oil (mbbl/d) (5)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d) (1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)	Oil (mbbl/d)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d)(1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)	Oil (mbbl/d)	Synthetic Oil (mbbl/d) (4)	Nat. Gas (mmcf/d) (1)	Synthetic Gas (mmcf/d) (1)(4)	Total (mboe/d)
Brazil:
Roncador field(2)	297.9	0.0	115.6	0.0	317.2	343.4	0.0	161.2	0.0	370.3	368.9	0.0	163.7	0.0	396.2
Other	1,721.1	2.8	1,075.5	1.4	1,903.3	1,657.1	3.6	805.3	1.9	1,795.2	1,598.1	3.8	615.0	4.4	1,705.2
Total Brazil	2,019.0	2.8	1,191.1	1.4	2,220.5	2,000.5	3.6	966.5	1.9	2,165.5	1,967.0	3.8	778.7	4.4	2,101.4
International:
South America (outside of Brazil)	77.4	0.0	569.4	0.0	172.3	80.2	0.0	553.3	0.0	172.4	85.6	0.0	569.3	0.0	180.4
North America	2.2	0.0	11.1	0.0	4.0	1.3	0.0	8.9	0.0	2.8	1.5	0.0	10.6	0.0	3.3
Africa	57.6	0.0	0.0	0.0	57.6	56.5	0.0	0.0	0.0	56.5	44.3	0.0	0.0	0.0	44.3
Total International	137.2	0.0	580.5	0.0	233.9	138.0	0.0	562.2	0.0	231.7	131.4	0.0	579.9	0.0	228.0
Total consolidated production	2,156.2	2.8	1,771.6	1.4	2,454.4	2,138.5	3.6	1,528.7	1.9	2,397.2	2,098.4	3.8	1,358.6	4.4	2,329.4
Equity and non-consolidated affiliates:(3)
South America (outside of Brazil)	7.7	0.0	3.5	0.0	8.3	7.5	0.0	4.2	0.0	8.2	9.3	0.0	5.6	0.0	10.2
Worldwide production	2,163.9	2.8	1,775.1	1.4	2,462.7	2,146.0	3.6	1,532.9	1.9	2,405.4	2,107.7	3.8	1,364.2	4.4	2,339.6

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

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by region as of December 31, 2011.

Estimated Net Proved Developed and Undeveloped Reserves
Reserves category	Reserves
	Oil (mmbbl)	Natural gas (bncf)	Total oil and natural gas (mmboe)	Synthetic oil (mmbbl)(1)	Synthetic gas (bncf)(1)	Total synthetic oil and synthetic gas (mmboe)	Total oil and gas products (mmboe)
Proved developed:
Brazil	6,973.5	6,836.0	8,113.0	8.6	13.4	10.8	8,123.9
International
South America (outside of Brazil)	106.7	440.9	180.1	0.0	0.0	0.0	180.1
North America	4.5	32.1	9.8	0.0	0.0	0.0	9.8
Africa	70.3	39.3	76.8	0.0	0.0	0.0	76.8
Total International	181.5	512.3	266.7	0.0	0.0	0.0	266.7
Total consolidated proved reserves	7,155.0	7,348.3	8,379.7	8.6	13.4	10.8	8,390.6
Equity and non-consolidated affiliates
South America (outside of Brazil)	17.5	20.2	20.9	0.0	0.0	0.0	20.9
Total proved developed reserves	7,172.5	7,368.5	8,400.6	8.6	13.4	10.8	8,411.5

Proved undeveloped:
Brazil	3,437.5	4,231.0	4,142.6	0.0	0.0	0.0	4,142.6
International
South America (outside of Brazil)	84.7	748.6	209.5	0.0	0.0	0.0	209.5
North America	49.3	40.1	56.0	0.0	0.0	0.0	56.0
Africa	47.8	0.0	47.8	0.0	0.0	0.0	47.8
Total International	181.8	788.7	313.3	0.0	0.0	0.0	313.3
Total consolidated proved reserves	3,619.3	5,019.7	4,455.9	0.0	0.0	0.0	4,455.9
Equity and non-consolidated affiliates
South America (outside of Brazil)	12.1	23.3	15.9	0.0	0.0	0.0	15.9
Total proved undeveloped reserves	3,631.4	5,043.0	4,471.8	0.0	0.0	0.0	4,471.8
Total proved reserves (developed and undeveloped)	10,804.1	12,411.5	12,872.4	8.6	13.4	10.8	12,883.3

____________

(1)                  Volumes of synthetic oil and synthetic gas from oil shale deposits in the Paraná Basin in Brazil have been included in our proved reserves in accordance with the SEC rules for estimating and disclosing reserve quantities.

The table below summarizes information about the changes in total proved reserves of our consolidated entities for 2011, 2010 and 2009:

Total Proved Developed and Undeveloped Reserves (consolidated entities only)
	Oil (mmbbl)	Natural gas (bncf)	Total oil and natural gas (mmboe)	Synthetic oil (mmbbl)	Synthetic gas (bncf)	Total synthetic oil and synthetic gas (mmboe)	Total oil and gas products (mmboe)
Reserves quantity information for the year ended December 31, 2011
January 1, 2011	10,723.8	11,881.8	12,704.1	7.4	12.0	9.4	12,713.5
Revisions of previous estimates	613.6	998.3	780.0	2.4	3.3	2.9	783.0
Improved recovery	8.0	0.3	8.1	–	–	–	8.1
Purchases of minerals in situ	–	–	–	–	–	–	–
Extensions and discoveries	168.6	277.7	214.9	–	–	–	214.9
Production	(739.8)	(790.3)	(871.5)	(1.2)	(1.9)	(1.5)	(873.0)
Sales of minerals in situ	–	–	–	–	–	–	–
December 31, 2011	10,774.2	12,367.8	12,835.5	8.6	13.4	10.8	12,846.3

Reserves quantity information for the year ended December 31, 2010
January 1, 2010	10,262.2	10,982.5	12,092.6	6.8	5.6	7.8	12,100.4
Revisions of previous estimates	375.8	330.9	431.0	1.8	8.3	3.1	434.1
Improved recovery	29.7	15.1	32.2	–	–	–	32.2
Purchases of minerals in situ	–	–	–	–	–	–	–
Extensions and discoveries	804.6	1,284.6	1,018.7	–	–	–	1,018.7
Production	(742.5)	(730.2)	(864.2)	(1.2)	(1.9)	(1.5)	(865.7)
Sales of minerals in situ	(6.0)	(1.1)	(6.2)	–	–	–	(6.2)
December 31, 2010	10,723.8	11,881.8	12,704.1	7.4	12.0	9.4	12,713.5

Reserves quantity information for the year ended December 31, 2009
January 1, 2009	9,105.5	12,139.4	11,128.7	–	–	–	11,128.7
Revisions of previous estimates	1,734.8	(521.6)	1,647.9	–	–	–	1,647.9
Improved recovery	21.7	0.8	21.8	–	–	–	21.8
Purchases of minerals in situ	99.4	110.3	117.8	–	–	–	117.8
Extensions and discoveries	135.5	146.8	160.0	8.0	6.6	9.1	169.1
Production	(735.3)	(782.9)	(865.8)	(1.2)	(1.0)	(1.4)	(867.2)
Sales of minerals in situ	(99.4)	(110.3)	(117.8)	–	–	–	(117.8)
December 31, 2009	10,262.2	10,982.5	12,092.6	6.8	5.6	7.7	12,100.3

____________

Natural gas production volumes used in this table are the net volumes withdrawn from Petrobras' proved reserves, including flared gas consumed in operations and excluding reinjected gas. Oil production volumes used in this table are net volumes withdrawn from Petrobras' proved reserves and exclude LNG and production from extended well tests. As a result, the oil and natural gas production volumes in this table are different from those shown in the production table above, which shows the production volumes of natural gas available for sale.

We do not have any material acreage expiry before 2025 with respect to our Brazilian onshore and offshore operations. We also do not have any material acreage expiry within the next three years of our leases or concessions with respect to our international operations.

The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which Petrobras had interests as of December 31, 2011.
Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage
	As of December 31, 2011
	Oil		Natural gas		Synthetic oil		Synthetic gas

Gross and net productive wells:(1)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Consolidated subsidiaries
Brazil	8,329	8,325	265	259	0	0	0	0
International
South America (outside of Brazil)	5,737	4,580	287	207	0	0	0	0
North America	8	6	5	2	0	0	0	0
Africa	39	7	0	0	0	0	0	0
Total international	5,784	4,593	292	209	0	0	0	0
Total consolidated	14,113	12,918	557	468	0	0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	395	105	27	9	0	0	0	0
Total gross and net productive wells	14,508	13,023	584	477	0	0	0	0
	As of December 31, 2011
	Oil		Natural gas		Synthetic oil		Synthetic gas
	(in acres)
Gross and net developed acreage:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	4,374,369	4,152,680	342,814	318,997	34,595	34,595	0	0
International
South America (outside of Brazil)	898,313	608,786	1,530,240	928,552	0	0	0	0
North America	10,348	5,847	14,026	5,210	0	0	0	0
Africa	410,562	63,501	0	0	0	0	0	0
Total international	1,319,223	678,134	1,544,266	933,762	0	0	0	0
Total consolidated	5,693,592	4,830,814	1,887,080	1,252,759	34,595	34,595	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	280,785	68,222	12,716	4,138	0	0	0	0
Total gross and net developed acreage	5,974,377	4,899,036	1,899,796	1,256,897	34,595	34,595	0	0

	As of December 31, 2011
	Oil		Natural gas		Synthetic oil		Synthetic gas
	(in acres)
Gross and net undeveloped acreage:	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Brazil	1,000,224	788,029	328,866	322,525	0	0	0	0
International
South America (outside of Brazil)	852,332	722,381	2,709,042	1,733,723	0	0	0	0
North America	12,274	8,296	3,562	2,329	0	0	0	0
Africa	234,012	41,956	0	0	0	0	0	0
Total international	1,098,618	772,633	2,712,604	1,736,052	0	0	0	0
Total consolidated	2,098,842	1,560,662	3,041,470	2,058,577	0	0	0	0
Equity and non-consolidated affiliates:
South America (outside of Brazil)	164,531	42,874	27,083	8,853	0	0	0	0
Total gross and net undeveloped acreage	2,263,373	1,603,536	3,068,553	2,067,430	0	0	0	0

____________

(1) A “gross” well or acre is one in which a whole or fractional working interest is owned, while the number of “net” wells or acres is the sum of the whole or fractional working interests in gross wells or acres.

The following table sets forth the number of net productive and dry exploratory and development wells drilled for the last three years.

Net Productive and Dry Exploratory and Development Wells
	2011	2010	2009
Net productive exploratory wells drilled:
Consolidated subsidiaries:
Brazil	31.9	60.1	35.7
South America (outside of Brazil)	3.3	3.7	1.2
North America	0.6	0.0	0.2
Africa	0.2	0.2	0.5
Other	0.0	0.7	0.0
Total consolidated subsidiaries	36.0	64.7	37.6
Equity and non-consolidated affiliates:
South America (outside of Brazil)	0.0	0.0	0.0
Total productive exploratory wells drilled	36.0	64.7	37.6
Net dry exploratory wells drilled:
Consolidated subsidiaries:
Brazil	50.8	39.5	55.7
South America (outside of Brazil)	0.9	2.6	2.0
North America	0.0	0.0	1.0
Africa	0.5	1.7	1.1
Other	0.0	0.0	0.0
Total consolidated subsidiaries	52.2	43.8	59.8
Equity and non-consolidated affiliates:
South America (outside of Brazil)	0.0	0.0	0.0
Total dry exploratory wells drilled	52.2	43.8	59.8
Total number of net wells drilled	88.2	108.5	97.4
Net productive development wells drilled:
Consolidated subsidiaries:
Brazil	228.0	457.5	546.2
South America (outside of Brazil)	194.2	179.6	57.0
North America	0.0	1.1	0.0
Africa	0.4	1.3	1.7
Other	0.0	0.0	0.0
Total consolidated subsidiaries	422.6	639.5	604.9
Equity and non-consolidated affiliates:
South America (outside of Brazil)	3.0	4.0	6.0
Total productive development wells drilled	425.6	643.5	610.9
Net dry development wells drilled:
Consolidated subsidiaries:
Brazil	0.5	3.0	9.8
South America (outside of Brazil)	0.0	0.0	0.0
North America	0.0	0.0	0.0
Africa	0.0	0.0	0.0
Other	0.0	0.0	0.0
Total consolidated subsidiaries	0.5	3.0	9.8
Equity and non-consolidated affiliates:
South America (outside of Brazil)	0.2	0.0	0.0
Total dry development wells drilled	0.7	3.0	9.8
Total number of net wells drilled	426.3	646.5	620.7

The following table summarizes the number of wells in the process of being drilled as of December 31, 2011.  For more information about our on-going exploration and production activities in Brazil, see “—Exploration and Production.”  Our present exploration and production activities outside of Brazil are described in “—International.”
Number of Wells Being Drilled as of December 31, 2011
	Year-end 2011
	Gross	Net
Wells Drilling
Consolidated Subsidiaries:
Brazil	67	61.1
International:
South America (outside of Brazil)	249	194.19
North America	0	0.0
Africa	2	0.4
Others	0	0.0
Total International	251(1)	194.59
Total consolidated production	318	255.69
Equity and non-consolidated affiliates:
South America (outside of Brazil)	12	3.03
Total wells drilling	330	258.72

(1)           Includes 138 wells with multiple completions.

The following table sets forth our average production prices and average production costs by geographic area and by product type for the last three years.

	Brazil	South America (outside of Brazil)	North America	Africa	Total	Equity and non–consolidated affiliates(2)
	(U.S.$)
During 2011
Average production prices
Oil, per barrel	102.24	74.03	107.02	114.65	101.52	89.40
Natural gas, per thousand cubic feet(1)	9.43	3.16	4.72	–	8.27	–
Synthetic oil, per barrel	98.94	–	–	–	98.94	–
Synthetic gas, per thousand cubic feet	7.42	–	–	–	7.42	–
Average production costs, per barrel – total	13.08	12.61	12.43	6.29	12.89	14.57
During 2010
Average production prices
Oil, per barrel	74.66	57.17	74.53	79.44	74.12	75.54
Natural gas, per thousand cubic feet(1)	7.34	2.55	4.56	–	6.49	–
Synthetic oil, per barrel	66.78	–	–	–	66.78	–
Synthetic gas, per thousand cubic feet	7.06	–	–	–	7.06	–
Average production costs, per barrel – total	11.11	8.83	23.03	3.15	10.78	15.18
During 2009
Average production prices
Oil, per barrel	54.22	46.00	62.23	68.09	54.18	64.64
Natural gas, per thousand cubic feet(1)	7.21	2.06	3.87	–	6.04	–
Synthetic oil, per barrel	50.88	–	–	–	50.88	–
Synthetic gas, per thousand cubic feet	2.97	–	–	–	2.97	–
Average production costs, per barrel – total	9.97	7.77	17.08	10.54	9.82	5.66

(1)           The volumes of natural gas used in the calculation of this table are the production volumes of natural gas available for sale and are also shown in the production table above.  Natural gas amounts were converted from bbl to cubic feet in accordance with the following scale: 1 bbl = 5.6146 cubic feet.

(2)           Operations in Venezuela.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Petrobras’ Financial Condition and Results of Operations

The information derived from our financial statement  as of and for the years ended December 31, 2011,  2010 and 2009 has been prepared in accordance with IFRS issued by the IASB. For more information, see “Presentation of Financial Information” and Note 2 to our audited consolidated financial statements.

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-2 of this annual report.

Changes in Accounting from U.S. GAAP to IFRS

We discontinued U.S. GAAP and adopted IFRS, as issued by the IASB, as the basis for the preparation and presentation of our financial statements and reporting with  the SEC beginning with our financial statements as of and for the year ending December 31, 2011 presented in this annual report. This annual report on Form 20-F and all of our future reports filed with the SEC will only present financial information prepared in accordance with IFRS.

We first adopted IFRS, as issued by IASB, for our financial statements for the year December 31, 2010, which were filed with the local securities regulator in Brazil and made available to the public. Our transition date from Brazilian GAAP to IFRS was January 1, 2009 and we used certain elective transitional treatments under IFRS 1 in such financial statements filed the with local securities regulator in Brazil.

Since we have previously adopted IFRS in Brazil, we are not a “first time adopter” of IFRS for purposes of this annual report on Form 20-F.  We are presenting bridging disclosures to IFRS in the form of a reconciliation from U.S. GAAP to IFRS as issued by the IASB of our net income for the years ended December 31, 2010 and 2009 and our shareholders’ equity at December 31, 2010. This reconciliation is included in Note 36 in our audited consolidated financial statements.

Our IFRS financial statements filed with the local securities regulator in Brazil use the real  as its presentation currency, while the financial statements included herein use the U.S. Dollar as its presentation currency.

The following describes the most significant differences between U.S. GAAP and IFRS that are applicable to our financial statements.  For additional information on the main differences between U.S. GAAP and IFRS and a reconciliation  from U.S. GAAP to IFRS of  our net income for the years ended December 31, 2010 and 2009 and  our shareholder’s equity at December 31, 2010 , see  Note 36 to our audited consolidated financial statements.

•    Property, plant and equipment – Our adoption of IFRS resulted in changes to the registration of property, plant and equipment values when compared to U.S. GAAP, specifically in what is related to adjustment for hyperinflationary periods, capitalization of interest and impairment tests.

o    Adjustment for hyperinflationary periods: Under U.S. GAAP, property, plant and equipment amounts were translated into U.S. dollars and re-measured on exchange rate as of January 1, 1998 (when Brazil ceased to be hyperinflationary). According to IFRS, such amounts had to be adjusted by a general price index during the hyperinflationary period and, after the hyperinflationary period, the adjusted amounts became the new carrying amount.

o    Capitalization of interest: Under both U.S. GAAP and IFRS, an entity is required to capitalize costs that are directly attributable to the obtaining of a qualifying asset. However, when adopting IFRS for the first time, we elected to apply the transitional provisions set out in IAS 23 - Borrowing Costs and, as a result, we assumed the BR GAAP carrying amount as the IFRS carrying amount on our opening balance sheet under IFRS.  U.S GAAP and IFRS also differ in what is related to the measurement of the amounts subject to capitalization deduction of income earned as a result of temporary investments of actual borrowings from the amount of borrowing costs to be capitalized.

o    Impairment tests: Property, plant and equipment is assessed for impairment when there is evidence that the carrying amount may not be recoverable.  U.S. GAAP requires a two-step impairment model; first comparing asset carrying values with undiscounted cash flow and then the impairment loss is the result of the difference between the carrying amount of the asset and its discounted cash flow. Once recorded, impairment losses are no longer reversed.  Unlike U.S. GAAP, IFRS uses one-step impairment model, being the impairment loss recorded when the carrying amount of the asset is lower than its recoverable amount and Impairment losses may be reversed up to the initial carrying amount of the asset, as if the impairment charge had not been recognized for the asset in prior years.

•    Provision for abandonment of wells and dismantling of areas – Both US GAAP and IFRS require that when an asset retirement liability is recognized, a corresponding amount is capitalized as an additional cost of the related asset. The liability is measured based on the estimated discounted future cash outflows of the abandonment. The unwinding of the discount is included in profit for the period. U.S. GAAP also requires discounting downwards revisions to the estimates of the timing or amount of future cash outflows by historical rates. Only upward revisions are discounted by the current rate of the measurement period. Unlike US GAAP, IFRS requires a fresh-start method, under which the liability is discounted by the current rate of the measurement period.

•    Planned major maintenance – Under U.S. GAAP, planned major maintenances are expensed when incurred.  Unlike U.S. GAAP, IFRS requires the capitalization of such costs when certain conditions are met.

•    Investments  – U.S. GAAP requires exchanges of equity method investments for a similar productive asset to be measured at fair value.  Unlike US GAAP, IFRS requires fair value measurement only when the exchange has commercial substance.  In addition, business combinations are recorded based on the acquisition method which is similar to IFRS. As permitted by IFRS 1, we have not retroactively applied IFRS on business combinations occurred prior to our adoption of IFRS. As a result, we assumed BR GAAP carrying amount on our opening balance sheet under IFRS.

•    Pension and Health Care Plan – U.S. GAAP requires actuarial gains and losses to be recognized as OCI “Other Comprehensive Income” in the shareholders’ equity. According to IFRS the recognition of the actuarial gains and losses may be deferred based on a method called “the corridor approach”.  According to U.S. GAAP, the net prior service cost was recognized as OCI at the date the plan was adopted and then amortized into profit or loss over the participant’s remaining years of service. According to IFRS, past service cost should be recognized immediately to the extent that it relates to former employees or to active employees already vested. Otherwise, it should be amortized on a straight-line basis over the average period until the amended benefits become vested.  In addition, upon our adoption of IFRS, the balance of unrecognized actuarial gains and losses of post-employment benefits was fully recorded against retained earnings at the transition date.

•    Deferred income taxes – The balance of deferred income taxes was impacted by the adjustments included in the reconciliation of net income and shareholders’ equity from U.S. GAAP to IFRS by using the applicable tax rates.

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

•    the demand for oil products in Brazil, and the amount of imports required to meet that demand;

•    fluctuations in the real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

•    the amount of production taxes that we are required to pay with respect to our operations.

Sales Volumes and Prices

The profitability of our operations in any particular accounting period is related to the sales volume of, and prices for, the crude oil, oil products and natural gas that we sell.  Our consolidated net sales in 2011 totaled approximately 1,142,531 thousand barrels of crude oil equivalent, representing U.S.$145,915 million in sales revenues, compared to 1,343,167 thousand barrels of crude oil equivalent, representing U.S.$120,452 million in sales revenues in 2010, and approximately 1,215,087 thousand barrels of crude oil equivalent, representing U.S.$91,146 million in sales revenues in 2009.

As a vertically integrated company, we process most of our crude oil production in our refineries and sell the refined oil products primarily in the Brazilian domestic market.  Therefore, it is oil product prices in Brazil, rather than crude oil prices, that most directly affect our financial results.  International oil product prices vary over time as the result of many factors, including the price of crude oil.  Over the long term, we intend to sell our products in Brazil at parity with international product prices, however we do not adjust our prices for all gasoline, diesel and LPG to reflect short-term volatility in the international markets.  As a result, material rapid or sustained increases or decreases in the international price of crude oil and oil products may result in downstream margins for us that are materially different than those of other integrated international oil companies, within a given financial reporting period.

The average prices of Brent crude, an international benchmark oil, were approximately U.S.$111.27 per barrel in 2011, U.S.$79.47 per barrel in 2010 and U.S.$61.51 per barrel in 2009.  For December 2011, Brent crude oil prices averaged U.S.$107.91 per barrel.  We announced price decreases of 4.5% for gasoline and 15% for diesel in the domestic market in June 2009 to reflect international oil product prices.  The increase in the CIDE by the Brazilian federal government fully offset the reduction in gasoline prices and partially offset the reduction in diesel prices.  In November 2011 the domestic gasoline prices increased by 10% and domestic diesel prices increased by 2%.

During 2011, approximately 66.9% of our sales revenues were derived from sales of crude oil and oil products in Brazil, compared to 68.4% in 2010 and 72.3% in 2009.  As export revenues of crude oil and oil products have increased, domestic sales as a percentage of sales revenues have decreased.

	For the Year Ended December 31,
	2011			2010			2009
	Volume	Net Average Price	Sales Revenues	Volume	Net Average Price	Sales Revenues	Volume	Net Average Price	Sales Revenues
	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)	(mbbl, except as otherwise noted)	(U.S.$) (1)	(U.S.$ million)
Energy products:
Automotive gasoline	178,471	109.65	19,569	143,947	82.27	11,842	123,412	72.69	8,996
Diesel	321,106	122.37	39,293	295,297	97.85	28,894	270,099	93.42	25,232
Ethanol	140	57.14	8	155	70.97	11	294	71.43	21
Fuel oil (including bunker fuel)	29,813	79.12	2,359	36,481	68.61	2,503	37,235	48.23	1,796
Liquefied petroleum gas	81,636	76.43	6,239	79,695	47.27	3,767	76,759	39.96	3,067
Total energy products	611,166		67,468	555,575		47,017	507,799		39,112
Non-energy products:
Petrochemical naphtha	61,034	90.46	5,521	61,111	64.33	3,931	59,832	44.07	2,637
Others	141,176	89.27	12,602	140,648	91.75	12,904	133,836	64.51	8,634
Total non-energy products	202,210		18,123	201,759		16,835	193,668		11,271
Natural gas (boe)	112,366	70.14	7,881	116,271	40.44	4,702	87,468	38.62	3,378
Sub-total	925,742		93,472	873,605		68,554	788,935		53,761
Distribution net sales	282,516	157.16	44,400	277,822	135.50	37,646	227,320	130.77	29,727
Intercompany net sales	(290,028)	101.56	(29,456)	(285,172)	83.69	(23,867)	(265,697)	66.11	(17,564)
Total domestic market	918,230		108,416	866,255		82,333	750,558		65,924
Export net sales	237,879	84.55	20,113	253,063	74.75	18,916	244,974	54.99	13,471
International net sales	49,460	118.30	5,851	53,183	145.01	7,712	103,056	56.25	5,797
Others	150,771	64.98	9,798	170,666	54.50	9,301	116,499	42.08	4,902
Sub-total	438,110		35,762	476,912		35,929	464,529		24,170
Services			1,737			2,190			1,052
Consolidated net sales	1,356,340		145,915	1,343,167		120,452	1,215,087		91,146

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

These charges imposed by the Brazilian federal government are included in our cost of goods sold.  In addition, we are subject to tax on our income at an effective rate of 25% and a social contribution tax at an effective rate of 9%, the standard corporate tax rate in Brazil.  See Note 20.5 to our audited consolidated financial statements for the year ended December 31, 2011.

Inflation and Exchange Rate Variation

Inflation

Since the introduction of the real as the Brazilian currency in July 1994, inflation in Brazil has remained relatively stable.  Inflation was 6.50% in 2011, 5.90% in 2010 and 4.31% in 2009 as measured by IPCA, the National Consumer Price Index.  Inflation has had, and may continue to have, effects on our financial condition and results of operations.

Exchange Rate Variation

Since we adopted the real as our functional currency in 1998, fluctuations in the value of the real against the U.S. dollar have had multiple effects on our results of operations.

Our reporting currency for all periods is the U.S. dollar.  We maintain our financial records in reais, and translate our statements of operations into U.S. dollars at the average rate for the period.  Although a substantial portion of our revenues is in reais, our revenues have been, and continue to be, linked to U.S. dollar-based international prices, since virtually all of our sales are of crude oil or oil products.  When the real appreciates relative to the U.S. dollar as it did from 2003 through the first half of 2008, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars.  When the real  appreciates, prices for our products when expressed in reais  may remain constant, while in dollar terms they increase.

In 2011, the real  appreciated 5.1% against the U.S. dollar, compared to an appreciation of 13.5% in 2010 and a depreciation of 8.1% in 2009.  When the real  depreciates relative to the U.S. dollar, our prices when expressed in U.S. dollars decline unless we raise prices.

Exchange rate variation also affects the amount of retained earnings available for distribution by us when measured in U.S. dollars.  Amounts reported as available for distribution in our statutory accounting records are calculated in reais  and prepared in accordance with the IFRS increase or decrease when measured in U.S. dollars as the real appreciates or depreciates against the U.S. dollar.  The foreign exchange variations on foreign-denominated assets and liabilities of Brazilian operations (69% of total debt in December 2011) are recorded in the statement of income while the foreign exchange variations on the translation of foreign subsidiaries are recorded in shareholders’ equity.  In 2011, revenue from exports, which are denominated mainly in U.S. dollars, resulted in a higher amount of revenue when measured in reais  as result of exchange rate fluctuations.  In addition, the exchange rate variation creates foreign exchange gains and losses that are included in our results of operations determined in accordance with IFRS and that affect the amount of our unretained earnings available for distribution.

Results of Operations

The differences in our operating results from year to year occur as a result of a combination of factors, including primarily: the volume of crude oil, oil products and natural gas we produce and sell; the price at which we sell our crude oil, oil products and natural gas; the level of imports and exports needed to satisfy our demand; and the differential between Brazilian and industrial inflation rates, adjusted by the depreciation or appreciation of the real  against the U.S. dollar.

The table below shows the amount by which each of these variables has changed during the last three years. Production volumes presented in this table are prepared in accordance with Society of Petroleum Engineers (SPE) criteria, which are the criteria we apply to analyze our operating results:
	2011	2010	2009
Crude oil and NGL production (mbbl/d):
Brazil	2,022	2,004	1,971
International	140	144	132
Non-consolidated international production(1)	8	8	10
Total crude oil and NGL production	2,170	2,156	2,113
Change in crude oil and NGL production	0.6%	2.0%	6.8%
Average sales price for crude (U.S.$/barrel):
Brazil	102.24	74.66	54.22
International	91.37	66.42	53.58
Natural gas production (mmcf/d):
Brazil	2,130	2,004	1,902
International	582	558	576
Total natural gas production	2,712	2,562	2,478
Change in natural gas production (sold only)	5.9%	3.4%	(1.9%)
Average sales price for natural gas (U.S.$/mcf):
Brazil(2)	9.43	7.34	7.21
International	2.88	2.36	2.11
Year-end exchange rate (Reais/U.S.$)	1.88	1.67	1.74
Appreciation (depreciation) during the year(3)	(12.6%)	4.3%	25.5%
Average exchange rate for the year (Reais/U.S.$)	1.67	1.76	2.00
Appreciation (depreciation) during the year(4)	5.1%	13.5%	(8.1%)
Inflation rate (IPCA)	6.5%	5.9%	4.3%

(1)      Non-consolidated companies in Venezuela.

(2)      Amounts were converted from bbl to cubic feet in accordance with the following scale: 1 bbl = 5.6146 cubic feet.

(3)      Based on year-end exchange rate.

(4)      Based on average exchange rate for the year.

Results of Operations—2011 compared to 2010

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in reais. When the real appreciates relative to the U.S. dollar, as it did in 2011 (an appreciation of 5.1%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the real  against the U.S. dollar affects the line items discussed below in different ways.  As a consequence, the following comparison between our results of operations in 2011 and in 2010 is impacted by the appreciation of the real  against the U.S. dollar during that period. See Note 2.3 of our audited consolidated financial statements for the year ended December 31, 2011, for more information about the translation of Brazilian reais  amounts into U.S. dollars.

Sales Revenues

Sales revenues increased 21% to U.S.$145,915 million in 2011 compared to U.S.$120,452 million in 2010. This increase was primarily a result of:

•    increase of 40% in the international Brent crude oil and oil products prices, which resulted in an increase of the prices of exports, international sales, trading operations and domestic oil products indexed to such international prices;

•    increase of 10% in domestic gasoline prices and 2% in diesel prices in November 2011;

•    increase of 6% in domestic demand, 24% in domestic demand for gasoline, reflecting gasoline’s competitive advantage if compared to ethanol, 9% in domestic demand for diesel and 12% in domestic demand for jet fuel; and

•    increase of 2% in oil and gas production in Brazil.

These effects were partially offset by a decrease in exports of crude oil due to increased domestic feedstock processed by refineries.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in 2011 increased 29% to U.S.$99,595 million compared to U.S.$77,145 million in 2010. This increase was principally a result of:

•    increase of 40.4% (U.S.$8,925 million) in the cost of imports, primarily due to the increase of 6% in domestic demand.  The growth in domestic demand was met by higher crude oil and oil products import volumes to support the domestic market, purchased at prevailing international prices, which increased during the year.

•    increase of 38.4% (U.S.$4,150 million) in production taxes and charges in 2011 compared to 2010, reflecting higher international oil benchmark prices upon which such taxes and charges are based.  The principal production taxes and charges are as follows:

o    royalties, which increased from U.S.$5,340 million in 2010 to U.S.$7,318 million in 2011, an increase of 37% in 2011 as compared to 2010; and

o      special participation charge (a charge payable in the event of high production or profitability from our fields), which increased from U.S.$5,395 million in 2010 to U.S.$7,562 million in 2011, an increase of 40.2% in 2011 as compared to 2010.

The increase in production taxes and charges in 2011 was due to an increase of 40.2% in the reference price for domestic oil, which averaged U.S.$100.39 for 2011 compared to U.S.$ 71.58 for 2010, reflecting the increase in average prices for crude oil on the international market.

Administrative and General Expenses

Administrative and general expenses increased 16% to U.S.$5,161 million in 2011 compared to U.S.$4,441 million in 2010. This increase was primarily attributable to higher personnel expenses due to salary increases arising out of the Collective Bargaining Agreement for 2011, as well as by a larger workforce, higher personnel training costs and increased third-party technical services.

Exploration Costs

Exploration costs increased 21% to U.S.$2,630 million in 2011 compared to U.S.$2,168 million in 2010, due to an increase in the operational activity and higher write-off amounts of dry wells in Brazil.

Research and Development Expenses

Research and development expenses increased 47% to U.S.$1,454 million in 2011 compared to U.S.$989 million in 2010. This higher expense was primarily related to the development of the technological project called Sistema de Separação Submarina de Água e Óleo – SSAO (System of Submarine Separation of Water from Oil) and to the increased number of projects with institutions approved by the ANP, pursuant to ANP Rule 5/2005.

Other Operating Income and Expenses, Net

Other operating income and expenses, net remained relatively constant in 2011 (U.S.$3,984 million) compared to 2010 (U.S.$3,965 million). Excluding the impact of the appreciation of the real, other operating income and expenses, net decreased 6% in 2011 compared to 2010, mainly due to:

•    U.S.$619 million decrease in losses from legal and administrative proceedings, to U.S.$412 million in 2011 compared to U.S.$1,031 million in 2010; and

•    U.S.$542 million in gains from legal and arbitral proceedings in 2011, generated by the recovery of COFINS tax amounts and also as a result of the indemnification related to the assembly of Platform P-48.

This effect was partially offset by the U.S.$331 million increase in impairment losses, to U.S.$369 million in 2011 compared to U.S.$38 million in 2010. See Note 12.4 of our consolidated financial statements for the year ended December 31, 2011.

Financial Income (Expenses), Net

We derive financial income from several sources, including interest income on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian federal government securities, including securities indexed to the U.S. dollar. We also hold U.S dollar deposits.  As we have increased the levels of our indebtedness substantially to fund our investments, the effect of the capitalization of our borrowing costs have had, and will continue to have, a significant impact on our financial result.

Financial income (expenses), net decreased 95% to U.S.$76 million in 2011 compared to U.S.$1,551 million in 2010.

Our net financial income is principally a result of the following factors:

•    Our net financial income is also affected by exchange rate movements and the amount of net assets or liabilities subject to exchange rate variation.  In 2011 we had net liabilities in reais  subject to exchange rate variation.  Additionally, the value of the real  against the U.S. dollar decreased 12.6% in 2011, compared to an increase of 4.3% in the value of the real  against the U.S. dollar in 2010.  As a result, exchange rate movements on our debt generated an exchange variation expense of U.S.$2,443 million in 2011 compared to an exchange variation gain of U.S.$800 million in 2010.

•    Financial income increased by 56% (U.S.$1,408 million) in 2010 to U.S.$3,943 million in 2011 compared to U.S.$2,535 million in 2010.  Most of our cash equivalents are short-term Brazilian federal government securities which earn interest based on the Selic rate.  In 2011 the Selic rate was 11.67% compared to 9.82% in 2010.  Higher cash and equivalents denominated in reais  also contributed to the higher interest income.

For a breakdown of our financial income (expenses), net and other additional information, please refer to Notes 27 and 4.6 of our consolidated financial statements for the year ended December 31, 2011.

Non-Controlling Interests

Non-controlling interests increased to a gain of U.S.$129 million in 2011 compared to a loss of U.S.$394 million in 2010, primarily due to the effects of exchange rates over the debt of our Special Purpose Entities – SPE.

Income Taxes

Income taxes expenses decreased 1.4% to U.S.$6,732 million for 2011 compared to U.S.$6,825 million for 2010 primarily due to the decrease of taxable income. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 20 of our consolidated financial statements for the year ended December 31, 2011.

Net Income (Loss) by Business Segment

We measure performance at the segment level on the basis of net income.  The following is a discussion of the net income of our six business segments at December 31, 2011, compared to December 31, 2010.
	Year Ended December 31,
	2011(1)	2010(1)	Percentage Change
	(U.S.$ million)		(%)
Exploration and Production	24,326	16,874	44.2
Refining, Transportation and Marketing	(5,718)	2,088	(373.9)
Gas and Power	1,862	736	153.0
Biofuel(2)	(95)	(53)	79.2
Distribution	774	710	9.0
International	1,179	730	61.5
Corporate(2)(3)	(721)	(527)	36.8
Eliminations	(1,486)	(503)	195.4
Net income	20,121	20,055	0.3

___________

(1)   Excluding non-controlling interests.

(2)   As of 2011, the results of our Biofuel segment have been presented separately from our Corporate segment. The 2010 and 2009 financial information related to our Corporate and Biofuel segments were reclassified accordingly.

(3)   Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The increase of 44% in net income for our Exploration and Production segment was primarily due to an increase of 37% in domestic oil sale/transfer prices and, to a minor extent, an increase of 1% in oil and NGL production, partially offset by increased expenses related to production taxes.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 4.81/bbl in 2010 to US$ 9.03/bbl in 2011.  As a producer of relatively heavy oil, on average, this reduced our income relative to the increase in the Brent price.

See Item 4. “Information on the Company—Overview of the Group—Changes in Proved Reserves” for information on changes in proved reserves.

Refining, Transportation and Marketing

Our Refining, Transportation and Marketing segment (RTM) comprises refining, logistics, transportation, export and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which comprises investments in domestic petrochemical companies and also extraction and processing of shale.  RTM purchases crude oil from E&P and imports oil to blend with our domestic oil.  Additionally, RTM purchases oil products in the international markets to meet excess product demand in the domestic market.  RTM acquires crude oil and oil products at the international price, either from E&P or from international markets, and sells products in Brazil at a price that we expect will equal international prices in the long run. For some of our products, principally gasoline, diesel and residential LPG, however, the prices in Brazil can lag the international markets. Depending on the impact of this lag effect, RTM’s earnings may differ from international refining margins.

The decrease in net income for our RTM segment was attributable to higher oil acquisition/transfer costs and a greater volume and higher prices of oil product imports, reflecting the increase of 40% in Brent crude oil prices on a U.S.$/bbl basis, which was not fully offset by increasing prices in the domestic and international market during the period.

Gas and Power

Our Gas and Power segment covers activities of transportation and trading of natural gas produced in or imported into Brazil, transportation and trading of LNG, generation and trading of electric power, as well as corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

The increase in net income for our Gas and Power segment was mainly due to the following factors:

•    increase in average realization price of natural gas, due to greater participation in the industrial segment sales mix;

•    reduction of acquisition/transfer costs of domestic natural gas, reflecting international prices and the appreciation of the real  against the U.S. dollar;

•    increased fixed revenues from energy auctions (regulated market), with the operational start-up of two new thermoelectric plants;

•    increased fertilizer margin sales, reflecting growth in demand and higher prices of agricultural commodities;

•    use of tax credits.

Biofuel

Our Biofuel segment covers activities of production of biodiesel and its co-products and ethanol activities, through equity investments, production and marketing of ethanol, sugar and the excess electric power generated from sugarcane bagasse.

The decrease of 79% in net income for our Biofuel segment in 2011 compared to 2010 was primarily due to unfavorable sales prices and also to increases in costs for acquisition and transportation of raw-material for biodiesel production and higher operating expenses.

These effects were partially offset by the profitability of the ethanol sector.

Distribution

Our Distribution segment comprises the oil products, ethanol and compressed natural gas distribution activities conducted by our 100% owned subsidiary, Petrobras Distribuidora S.A. – BR, in Brazil.

Net income for our Distribution segment in 2011 decreased 8%, excluding currency effects, compared to 2010 mainly due to increased costs related to commercial services, allowance for doubtful accounts and personnel expenses.

The Distribution segment accounted for 39.2% of the national fuel distribution market in 2011, compared to 38.8% in 2010.

International

Our International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The increase of 62% in net income for our International segment was due primarily to the increase in commodities prices in the international market, decreased exploration costs due to write-offs of dry or economically unviable wells, partially offset by the oil tax levied in Nigeria and the higher allowance for marking inventory to market value in Japan, the United States and Argentina.

Results of Operations—2010 compared to 2009

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in reais. When the real appreciates relative to the U.S. dollar, as it did in 2010 (an appreciation of 13.5%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the real  against the U.S. dollar affects the line items discussed below in different ways.  As a consequence, the following comparison between our results of operations in 2010 and in 2009 is impacted by the appreciation of the real  against the U.S. dollar during that period. See Note 2.3 of our audited consolidated financial statements for the year ended December 31, 2010, for more information about the translation of Brazilian real  amounts into U.S. dollars.

Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications had no impact on our net income.

Sales Revenues

Sales revenues increased 32.2% to U.S.$120,452 million for 2010 compared to U.S.$91,146 million for 2009.  This increase was primarily a result of:

•    higher prices for our exports of oil and oil products, and higher prices for products sold in Brazil that are regularly adjusted to reflect international prices.  In addition, for all products sold in Brazil, the 13.5% average appreciation of the real  against the U.S. dollar increased sales revenues when expressed in U.S. dollars;

•    increase of 12.9% in sales volumes in the domestic market as a result of strong economic growth in Brazil, resulting in an increase of 10.7% in demand for oil products and an increase of 32.9% in demand for natural gas;

•    increase in revenues of U.S.$2,543 million as a result of offshore operations conducted by PifCo for our international trading activities, which increase was largely offset by a U.S.$2,772 million increase in costs of goods sold; and

•    an increase of 2.3% in total domestic and international oil and natural gas production.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2010 increased 42.8% to U.S.$77,145 million compared to U.S.$54,023 million for 2009. This increase was principally a result of:

•    increase of 52.4% (U.S.$7,596 million) in the cost of imports, primarily due to the growing demand for oil products in Brazil, mainly of diesel and jet fuel.  The growth in Brazilian demand was met by  higher volumes of imports, purchased at prevailing international prices, which increased during the year; and

•    increase of 40.5% (U.S.$3,116 million) in production taxes and charges in 2010 compared to 2009, reflecting higher international oil benchmark prices upon which such taxes and charges are based.  The principal production taxes and charges are as follows:

o    Royalties, which increased from U.S.$3,558 million in 2009 to U.S.$5,340 million in 2010, an increase of 50.1% in 2010 as compared to 2009;

o    Special participation charge (a charge payable in the event of high production or profitability from our fields), which increased from U.S.$4,094 million in 2009 to U.S.$5,395 million in 2010, an increase of 31.8% in 2010 as compared to 2009; and

o    Costs associated with rental fees of areas, which increased from U.S.$46 million in 2009 to U.S.$80 million in 2010, an increase of 73.2% in 2010 as compared to 2009.

The increase in production taxes and charges in 2010 was due to an increase of 29.3% in the reference price for domestic oil, which averaged U.S.$70.34 for 2010 compared to U.S.$54.40 for 2009, reflecting the increase in average prices for crude oil on the international market.

Administrative and General Expenses

Administrative and general expenses increased 21.3% to U.S.$4,441 million for 2010 compared to U.S.$3,662 million for 2009. This increase was primarily attributable to the impact of the appreciation of the real  as well as higher personnel expenses due to an increased workforce and pay raises.

Exploration costs

Exploration costs, including costs for exploratory dry holes, increased 5.2% to U.S.$2,168 million for 2010 compared to U.S.$2,061 million for 2009.  Excluding the impact of the appreciation of the real, exploration, including exploratory dry holes, remained relatively constant during 2010 compared to 2009.

Research and Development Expenses

Research and development expenses increased 44.4% to U.S.$989 million for 2010 compared to U.S.$685 million for 2009. This higher expense was primarily due to increased average sales prices of oil, which is the basis for a fixed 0.5% provision for expenses on research and development investment in Brazilian universities and institutions as required by our Brazilian oil and gas concession agreements.

Other Operating Income and Expenses, Net

Other operating income and expenses, net increased 5.1% to U.S.$3,965 million for 2010 compared to U.S.$3,772 million for 2009, mainly due to:

•    Increase of U.S.$186 million in expenses with employee’s postretirement benefits and other benefits, to U.S.$882 million for 2010 compared to U.S.$697 million for 2009;

•    Increase of U.S.$149 million in expense for institutional relations and cultural projects, to U.S.$694 million for 2010 compared to U.S.$545 million for 2009; and

•    Increase of U.S.$116 million in expenses related to collective bargaining agreements, to U.S.$364 million for 2010 compared to U.S.$248 million for 2009.

This effect was partially offset by the U.S.$274 million decrease in impairment losses, to U.S.$38 million in 2010 compared to U.S.$312 million in 2009.

Financial Income (Expenses), Net

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our case equivalents are short-term Brazilian federal government securities, including securities indexed to the U.S. dollar. We also hold U.S dollar deposits.

Financial income (expenses), net increased to U.S.$1,551 million in 2010 compared to U.S.$97 million in 2009, reflecting:

•    the impact of an increase of 4.3% in the value of the real  against the U.S. dollar on our U.S. dollar-denominated indebtedness in 2010, which generated an exchange variation gain of U.S.$800 million in 2010 compared to an exchange variation gain of U.S.$47 million in 2009; and

•    increase in financial income to U.S.$2,535 million in 2010 compared to U.S.$1,757 million in 2009 as a result of increased financial investments in Brazil.

Non-Controlling Interests

Non-controlling interests decreased 75% to U.S.$394 million in 2010 compared to U.S.$1,551 million in 2009, primarily due to the impact of the exchange rate variation on SPE debt, the exercise of stock options in certain structured projects and the revision of future receivable flows related to financial leasing operations.

Income Taxes

Income tax expense increased 26% to U.S.$6,825 million for 2010 compared to U.S.$5,421 million for 2009 primarily due to the increase of taxable income. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 20.5 of our consolidated financial statements for the year ended December 31, 2010.

Net Income (Loss) by Business Segment

We measure performance at the segment level on the basis of net income.  The following is a discussion of the net income of our six business segments at December 31, 2010, compared to December 31, 2009.
	Year Ended December 31,
	2010(1)	2009(1)	Percentage Change
	(U.S.$ million)		(%)
Exploration and Production	16,874	9,825	71.7
Refining, Transportation and Marketing	2,088	6,742	(69.0)
Gas and Power	736	487	51.1
Biofuel(2)	(53)	(46)	15.2
Distribution	710	582	22.0
International	730	(123)	(693.5)
Corporate(2)(3)	(527)	(1,774)	(70.3)
Eliminations	(503)	(385)	30.6
Net income	20,055	15,308	31.0

___________

(1)   Excluding non-controlling interests.

(2)   As of 2011, the results of our Biofuel segment have been presented separately from our Corporate segment. The 2010 and 2009 financial information related to our Corporate and Biofuel segments were reclassified accordingly.

(3)   Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

Exploration and Production

The consolidated net income from our Exploration and Production segment increased 71.7% to U.S.$16,874 million in 2010 compared to U.S.$9,825 million in 2009 as a result of the following:

•    increase in the price of crude oil, from U.S.$54.22 per barrel in 2009 to U.S.$74.66 per barrel in 2010, as a result of higher international prices.  The higher price also reflected a reduction in the spread between the average price of domestic oil sold/transferred and the average Brent price, from U.S.$ 7.29/bbl in 2009 to U.S.$ 4.81/bbl in 2010, primarily due to the higher demand for heavy oil as compared to light oil;

•    increase of 1.6% in oil and LNG production; and

•    reduced losses and contingencies related to legal proceedings, particularly a charge of U.S.$1,034 million related to a special participation in the Marlim field that was charged to operations in 2009.

These effects were partially offset by:

•    higher production taxes, which increased from U.S.$11.73 per barrel to U.S.$14.61 per barrel due to higher oil prices, excluding lifting costs;

•    increase in lifting costs from U.S.$8.78 per barrel in 2009 to U.S.$10.03 in 2010, primarily as a result of the appreciation of the real  and increased maintenance costs in our fields; and

•    non-recurring expenses of U.S.$275 million related to project financing in the Barracuda and Caratinga fields.

See Item 4. “Information on the Company—Overview of the Group—Changes in Proved Reserves” for information on changes in proved reserves.

Refining, Transportation and Marketing

The lower net income for Refining, Transportation and Marketing segment (RTM) in 2010, at U.S.$2,008 million compared to U.S.$6,742 million in 2009, was largely due to the higher oil acquisition/transfer costs and higher oil product import costs from both E&P and from international markets during 2010, which were not fully offset by the higher sales prices of diesel, gasoline and residential LPG.

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

Gas and Power

The improved result for our Gas and Power segment for 2010 compared to 2009 was due to:

•    higher natural gas sales, led by growth in the industrial sector and thermo-electric demand;

•    increased demand for power generation, which led to higher income from thermoelectric generation;

•    increased fixed revenue from energy auctions (regulated market);

•    lower acquisition/transfer costs of domestic natural gas reflecting international prices; and

•    appreciation of the real  against the dollar.

These effects were partially offset by:

•    increasing LNG import costs and imports of gas from Bolivia; and

•    higher selling expenses related to NGL reconverter ships.

Biofuel

The increase of 15.2% in net loss for our Biofuel segment in 2010 compared to 2009 was primarily due to unfavorable sales prices and also to increases in costs for acquisition and transportation of raw-material for biodiesel production and higher operating expenses.

These effects were partially offset by the profitability of the ethanol sector.

The Brazilian biofuels sector is undergoing consolidation and, as a result, we have not been able to achieve more favorable operational margins given current sales volumes and the price levels realized at auctions. Certain changes that have occurred with respect to auction rules will generate improved economic stability for biofuels plants situated in the Brazilian semi arid-region as a result of the consideration of logistic matters in the calculation of sales prices.

Distribution

The increase of 22% in net income from our Distribution segment in 2010 compared to 2009 was primarily due to higher sales margins and an increase of 8% in sales volumes.  These effects were partially offset by higher third-party service and personnel expenses and by a provision for tax contingencies.

The Distribution segment accounted for 38.8% of the national fuel distribution market in 2010, compared to 38.6% in 2009.

International

The improved result in our International segment in 2010 compared to 2009 was due to higher commodities prices in 2010 as well as higher sales volumes of crude oil resulting largely from the start-up of production in Akpo, Nigeria in March 2009.

Additional Business Segment Information

Set forth below is additional selected financial data by business segment for 2011, 2010 and 2009:
	For the Year Ended December 31,
	2011	2010	2009
	(U.S.$ million)
Exploration and Production
Sales revenues to third parties(1)(2)	516	242	473
Intersegment net revenues	73,601	54,031	38,286
Total sales revenues (2)	74,117	54,273	38,759
Net income (loss)(3)(4)	24,326	16,874	9,825
Capital expenditures and investments	20,405	18,621	16,162
Property, plant and equipment, net	90,539	83,135	66,833
Refining, Transportation and Marketing
Sales revenues to third parties(1)(2)	80,484	65,397	49,245
Intersegment sales revenues	38,146	32,539	25,136
Total sales revenues (2)	118,630	97,936	74,381
Net income (loss)(3)(4)	(5,718)	2,088	6,742
Capital expenditures and investments	16,133	16,198	9,694
Property, plant and equipment, net(5)	54,629	45,622	30,434
Gas and Power
Sales revenues to third parties(1)(2)	8,434	7,491	3,985
Intersegment sales revenues	1,304	1,001	938
Total sales revenues (2)	9,738	8,492	4,923
Net income (loss)(3)(4)	1,862	736	487
Capital expenditures and investments	2,293	3,964	5,398
Property, plant and equipment, net(5)	21,968	24,015	19,213
Biofuel(6)
Sales revenues to third parties(1)(2)	32	34	1
Intersegment sales revenues	288	238	117
Total sales revenues (2)	320	272	118
Net income (loss)(3)(4)	(95)	(53)	(46)
Capital expenditures and investments	294	664	144
Property, plant and equipment, net(5)	285	328	273
Distribution
Sales revenues to third parties(1)(2)	43,270	36,564	28,967
Intersegment sales revenues	731	718	685
Total sales revenues (2)	44,001	37,282	29,652
Net income (loss)(3)(4)	774	710	582
Capital expenditures and investments	679	515	331
Property, plant and equipment, net	2,510	2,404	1,966
International
Sales revenues to third parties(1)(2)	13,179	10,724	8,475
Intersegment sales revenues	3,777	2,795	1,764
Total sales revenues (2)	16,956	13,519	10,239
Net income (loss)(3)(4)	1,179	730	(123)
Capital expenditures and investments	2,631	2,712	3,436
Property, plant and equipment, net	9,512	8,716	8,121

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

(4)           Excluding non-controlling interests.

(5)           The financial data for 2011, 2010 and 2009 was prepared in light of changes in business segments due to the transfer of the fertilizer business from the “Refining, Transportation and Marketing” segment to the “Gas and Power” segment.

(6)           As of 2011, the results of our Biofuel segment have been presented separately from our Corporate segment. The 2010 and 2009 financial information related to our Corporate and Biofuel segments were reclassified accordingly.

Management’s Discussion and Analysis of PifCo’s Financial Condition and Results of Operations

PifCo discontinued U.S. GAAP and adopted IFRS, as issued by the IASB, as the basis for the preparation and presentation of its financial statements and reporting with  the SEC beginning with PifCo’s financial statements as of and for the year ending December 31, 2011 presented in this annual report. This annual report on Form 20-F and all of our future reports filed with the SEC will only present financial information prepared in accordance with IFRS.  Until December 31, 2010, PifCo’s consolidated financial statements were prepared in accordance with U.S GAAP, which differs in certain respects from IFRS.  There was no effect on the stockholder’s deficit as a result of the transition from U.S. GAAP to IFRS, as described in Note 1 to PifCo’s financial statements as of and for the year ending December 31, 2011 presented in this annual report.

The information derived from PifCo’s statement of operations for the years ended December 31, 2011, 2010 and 2009 has been presented in U.S. dollars and prepared in accordance with IFRS issued by the IASB.  For more information, see “Presentation of Financial Information” and Note 1 to PifCo’s financial statements presented in this annual report.

You should read the following discussion of PifCo’s financial condition and results of operations together with PifCo’s audited consolidated financial statements and the accompanying notes for the year ended December 31, 2011 beginning on page F-135 to this annual report.

Overview

PifCo is our wholly-owned subsidiary. Accordingly, PifCo’s financial condition and results of operations are significantly affected by our decisions. PifCo’s ability to meet its outstanding debt obligations depends on a number of factors, including:

•    our financial condition and results of operations;

•    our willingness to continue to make loans to PifCo and provide PifCo with other types of financial support;

•    PifCo’s ability to access financing sources, including the international capital markets and third-party credit facilities; and

•    PifCo’s ability to transfer its financing costs to us.

PifCo earns income from:

•    inter-company loans to our subsidiaries;

•    investments in marketable securities; and

•    other financial instruments.

PifCo’s operating expenses include:

•    financial expenses, mainly from interest on PifCo’s lines of credit and capital markets indebtedness; and

•    general and administrative expenses.

PifCo has in the past engaged in both commercial operations and in financing activities for us.  PifCo ceased its commercial operations altogether and has become our finance subsidiary, functioning as a vehicle to raise funds for us primarily through the issuance of debt securities in the international capital markets, among other means.

As part of PifCo’s transition to become our finance subsidiary, PifCo transferred on August 12, 2011 to Petrobras International Braspetro B.V. (PIB BV), also our subsidiary, two of its wholly-owned subsidiaries: Petrobras Europe Limited (PEL), a United Kingdom company that acts as an agent and advisor in connection with our activities in Europe, the Middle East, the Far East and Africa, and Petrobras Singapore Private Limited (PSPL), a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia.

Since PifCo has ceased its commercial operations and has sold to PIB BV two of its wholly-owned subsidiaries, PEL and PSPL, PifCo has accounted for these operations as discontinued operations under IFRS issued by IASB.  PifCo's balance and results of commercial operations, and PEL and PSPL and their respective cash flows, have been removed from PifCo's results of continuing operations and cash flows for all years presented in this report.  See Note 13 to PifCo’s consolidated financial statements for December 31, 2011.

In addition, in September 2011, PifCo terminated the financing program carried out by its subsidiary Petrobras Finance Limited (PFL), a Cayman Islands company that carries out a financing program supported by future sales of fuel oil. PifCo expects to continue its insurance-related activities through its wholly-owned subsidiary Bear Insurance Company (BEAR), a Bermuda company that contracts insurance for us and our subsidiaries. We will continue to support PifCo’s debt obligations through unconditional and irrevocable guaranties of payment.

Results of Operations—2011 compared to 2010

Net loss for the year

PifCo had a loss of U.S.$376 million in 2011 compared to a loss of U.S.$261 million in 2010.

Financial income

PifCo’s financial income consists of interest received from inter-company loans to our subsidiaries, investments in marketable securities and other financial instruments.  PifCo’s financial income was U.S.$633 million in 2011 compared to U.S.$311 million in 2010. This increase was primarily due to higher financial income from loans to related parties, due to a substantial increase in the aggregate amount of funds lent to our subsidiaries as a result of PifCo becoming our finance subsidiary.

Financial expenses

PifCo’s financial expenses consist of interest paid and accrued on PifCo’s outstanding indebtedness, other fees associated with PifCo’s issuance of debt and other financial.  PifCo’s financial expenses increased 16.4% to U.S.$1,202 million in 2011 compared to U.S.$1,033 million in 2010. This increase was primarily due to higher interest expenses relating to recent issuances of notes, including our issuance of U.S.$6.0 billion in Global notes in January 2011 and €1.85 billion and £700 million in December 2011.

General and administrative expenses

PifCo’s general and administrative expenses consist primarily of cost sharing with us. These expenses increased 38.5% to U.S.$18 million in 2011 compared to U.S.$13 million in 2010.

Net income from discontinuing operations

PifCo’s commercial operations and two of its wholly-owned subsidiaries, PEL and PSPL, sold to PIB BV were accounted as discontinued operations in accordance with IFRS issued by IASB, and therefore, PifCo's results of commercial operations, and PEL and PSPL and their respective cash flows, have been removed from PifCo's results of continuing operations and cash flows for all years presented in this report.

PifCo’s net income from discontinuing operations was U.S.$119 million in 2011 compared to U.S.$476 million in 2010.

Results of Operations—2010 compared to 2009

Net (loss)/income for the year

PifCo had a loss of U.S.$261 million in 2010 compared to a net income of U.S.$487 million in 2009.

Financial income

PifCo’s financial income consists of interest received from inter-company loans to our subsidiaries, investments in marketable securities and other financial instruments.  PifCo’s financial income decreased 20.6% to U.S.$311 million in 2010 compared to U.S.$392 million in 2009.  This decrease was primarily due to reduced marketable securities income.

Financial expenses

PifCo’s financial expenses consist of interest paid and accrued on PifCo’s outstanding indebtedness, other fees associated with PifCo’s issuance of debt and other financial.  PifCo’s financial expenses decreased 38.8% to U.S.$1,033 million in 2010 compared to U.S.$1,688 million in 2009.  This decrease was primarily due to the extinguishment of PifCo’s inter-company loans.

General and administrative expenses

PifCo’s general and administrative expenses consist primarily of cost sharing with us.  These expenses increased 18.2% to U.S.$13 million in 2010 compared to U.S.$11 million in 2009.

Net income from discontinuing operations

PifCo’s commercial operations and two of its wholly-owned subsidiaries, PEL and PSPL, sold to PIB BV were accounted as discontinued operations in accordance with IFRS issued by IASB, and therefore, PifCo's results of commercial operations, and PEL and PSPL and their respective cash flows, have been removed from PifCo's results of continuing operations and cash flows for all years presented in this report.

PifCo´s net income from discontinuing operations was U.S.$476 million in 2010 compared to U.S.$1,794 million in 2009.

Liquidity and Capital Resources

Petrobras

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt.  In 2009, 2010 and 2011, we met these requirements with internally generated funds, short-term debt, long-term debt and cash generated by capital increases.  For 2012 and beyond, we believe internally generated funds and increases in debt, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.  In 2012, our major cash needs are for our budgeted capital expenditures of U.S.$50.6 billion, the remaining part of announced dividends, interest on shareholders’ equity of U.S.$2,225 million and principal payments of U.S.$3,734 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our 2011-2015 Business Plan released on July 25, 2011, which provides for capital expenditures of U.S.$224.7 billion from 2011 through 2015.  Our 2011-2015 Business Plan forecasts that we will supplement internally generated cash flow with proceeds from the capital increase that we completed on October 1, 2010, and increases in our net debt, which should allow us to maintain a sound capital structure that stays within our targeted financial leverage ratios. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing. We will continue our policy of extending the term of our debt maturity profile.

For 2012, we intend to fund our financial needs through a combination of drawing down our year-end cash balances and existing credit facilities, as well as contracting new debt from a broad range of traditional funding sources, including global debt capital markets, export credit agencies, non-Brazilian government development banks, the BNDES, and Brazilian and international commercial banks.  As of February 9, 2012, we have financed part of our needs for the current year through a U.S.$7 billion offering of Global Notes in the international capital markets.

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

However, the issuance of debt by our international subsidiaries is not subject to registration with the Central Bank or approval by the National Treasury Secretariat.  In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors.  Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On December 31, 2011, we had cash and cash equivalents of U.S.$19,057 million compared to U.S.$17,655 million at December 31, 2010.

Operating activities provided net cash flows of U.S.$33,698 million for 2011 compared to U.S.$30,110 million for 2010.  Cash generated by operating activities was mainly impacted by higher gross profit and by income on cash and cash equivalents.

Net cash provided by financing activities amounted to U.S.$4,232 million for 2011 compared to U.S.$31,319 million for 2010.  This decrease was primarily due to the capital increase generated by our global public offering of shares, concluded in October, 2010, offset by higher funds raised in 2011, net of draw-downs.  Net cash from financing activities was reduced by the payment of dividends of U.S.$6,422 million compared to U.S.$5,398 million in 2010.  We typically pay dividends in the year following the announcement of the corresponding results.  In 2011, we paid dividends related to 2010 earnings as well as a large portion of interest on shareholders’ equity related to 2011 earnings in advance of the close of our 2011 fiscal year.

Our net debt increased 50% to U.S.$54,922 million as of December 31, 2011 compared to U.S.$36,614 million as of December 31, 2010, primarily due to the raising of long-term debt and the effects of the 12.6% depreciation of the real  against the U.S. dollar.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks and includes the current portion of long-term debt and current portion of finance lease obligations. On December 31, 2011, our total short-term debt amounted to U.S.$10,111 million (of which U.S.$3,690 million was the current portion of long-term debt) compared to U.S.$9,056 million on December 31, 2010.

Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings, including finance lease obligations.  Our total long-term debt amounted to U.S.$72,816 million on December 31, 2011 compared to U.S.$60,532 million on December 31, 2010.  This increase was primarily due to international borrowings, mainly in the form of drawings on financing obtained from the issuance of Global Notes, as well as proceeds in the form of Export Credit Notes obtained from the Banco do Brasil and the Caixa Econômica Federal. These financial resources will be used primarily for the development of projects related to oil and gas production, for the construction of ships and pipelines, as well as for the expansion of industrial units.  See Note 16 to our consolidated financial statements for the year ended December 31, 2011, for more information.

Included in these figures at December 31, 2011 are the following international debt issues:

Notes(*)	Principal Amount
(U.S.$ million)
PESA’s 9.375% Notes due 2013	200
PifCo’s 9.125% Global Notes due 2013	750
PifCo’s 7.750% Global Notes due 2014	600
PifCo’s 2.150% Japanese Yen Bonds due 2016 (1)	445
PifCo’s 3.875% Global Notes due 2016	2,500
PifCo’s 6.125% Global Notes due 2016	899
PESA’s 5.875% Notes due 2017	300
PifCo’s 8.375% Global Notes due 2018	750
PifCo’s 4.875% Global Notes due 2018 (2)	1,622
PifCo’s 5.875% Global Notes due 2018	1,750
PifCo’s 7.875% Global Notes due 2019	2,750
PifCo’s 5.750% Global Notes due 2020	2,500
PifCo’s 5.375% Global Notes due 2021	2,500
PifCo’s 5.875% Global Notes due 2022 (3)	779
PifCo’s 6.250% Global Notes due 2026 (4)	1,088
PifCo’s 6.875% Global Notes due 2040	1,500
PifCo’s 6.750% Global Notes due 2041	1,000

(*) Unless otherwise noted, all debt issued by PifCo is issued with support from us through a guaranty.

(1) Issued by PifCo on September 27, 2006 in the amount of ¥ 35 billion, with support from us through a standby purchase agreement.

(2) Issued by PifCo on December 9, 2011 in the amount of €1,250 million.

(3) Issued by PifCo on December 9, 2011 in the amount of €600 million.

(4) Issued by PifCo on December 12, 2011 in the amount of £700 million.

On February 6, 2012, PifCo issued a total of U.S.$7,000 million global notes registered with the Securities and Exchange Commission, consisting of the following:

•    U.S.$2,750 million 5.375% Global Notes due 2021;

•    U.S.$1,250 million 6.750% Global Notes due 2041;

•    U.S.$1,250 million 2.875% Global Notes due 2015; and

•    U.S.$1,750 million 3.500% Global Notes due 2017.

The 2021 Notes were a re-opening of, and are fully fungible with, our outstanding U.S.$2,500 million 5.375% Global Notes due 2021 issued on January 27, 2011. The total amount outstanding of our 5.375% Global Notes due 2021 now is U.S.$5,250 million.

The 2041 Notes were a re-opening of, and are fully fungible with, our outstanding U.S.$1,000 million 6.750% Global Notes due 2041 issued on January 27, 2011. The total amount outstanding of our 6.750% Global Notes due 2041 now is U.S.$2,250 million.

Off Balance Sheet Arrangements

As of December 31, 2011, neither we nor PifCo had off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures and Investments

We invested a total of U.S.$43,164 million in 2011, a decrease of 0.8% compared to our investments of U.S.$43,513 million in 2010.  Our investments in 2011 were primarily directed toward increasing production, modernizing and expanding our refineries and the integration and expansion of  our pipeline transportation and distribution systems.  Of the total capital expenditures in 2011, U.S.$20,405 million was invested in exploration and development projects in Brazil, including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2011, 2010 and 2009:
	For the Year Ended December 31
	2011	2010	2009
	(U.S.$ million)
Exploration and Production	20,405	18,621	16,162
Refining, Transportation and Marketing	16,133	16,198	9,694
Gas and Power	2,293	3,964	5,398
Biofuel	294	664	144
Distribution	679	515	331
International
Exploration and Production	2,340	2,379	2,136
Refining, Transportation and Marketing	189	148	610
Gas and Power	31	87	110
Distribution	58	60	558
Others	13	38	22
Corporate	729	839	1,057
Total	43,164	43,513	36,222

On July 25, 2011, we announced our 2011-2015 Business Plan, which contemplates total budgeted capital expenditures of U.S.$224.7 billion from 2011 to 2015, approximately U.S.$213.5 billion of which will be directed towards our activities in Brazil, while U.S.$11.2 billion will be directed to our activities abroad.  We expect that the majority of our capital expenditures from 2011 to 2015, approximately U.S.$127.5 billion, will be directed towards exploration and production, of which U.S.$117.7 billion is slated for our activities in Brazil (U.S.$53.4 billion of which is dedicated to the pre-salt reservoirs).

Our capital expenditure budget for 2012, including our project financings, is U.S.$50.6 billion, allocated as follows:

•    Exploration  and Production segment: 47.8%;

•    Refining, Transportation and Marketing segment: 37.7%;

•    Distribution  segment: 1.6%;

•    Gas and Power segment: 5%;

•    International  segment: 4.8%;

•    Corporate  segment: 1.6%; and

•    Our subsidiary  Petrobras Biocombustível: 1.5%.

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

Dividends

Our shareholders approved a total dividend distribution of R$12,001 million (U.S.$6,905 million) for 2011 earnings at the Ordinary General Meeting held on March 19, 2012, which includes interest on shareholders’ equity already approved by our board of directors.  We paid U.S.$6,071 million of this amount to shareholders in the form of interest on shareholders’ equity in May, August and November of 2011 and February of 2012, in advance of the close of our 2011 fiscal year.  The remaining U.S.$834 million in dividends and interest on shareholders’ equity relating to our 2011 earnings will be paid until May 18, 2012, restated according to the SELIC rate from December 31, 2011 to the date of payment.  The total amount of 2011 dividends approved by our shareholders is equivalent to R$0.92 (U.S.$0.50) per common and preferred share and R$1.84 (U.S.$1.00) per common and preferred ADS.  For more information on our dividend policy, including a description of the minimum preferred dividend to which our preferred shareholders are entitled under our bylaws, see “Mandatory Distribution” and “Payment of Dividends and Interest on Shareholders’ Equity” in Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras.”

PifCo

Overview

PifCo engages in borrowings in international capital markets, such borrowings being unconditionally guaranteed by us, as part of our strategy to expand our operations and to facilitate our access to international capital markets.  Our support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

As an offshore non-Brazilian company, PifCo is not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, the issuance of any debt follows the recommendation of our Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

PifCo’s Cash Flow

At December 31, 2011, PifCo had cash and cash equivalents of U.S.$4,087 million compared to U.S.$1,197 million at December 31, 2010.

PifCo’s operating activities provided net cash of U.S.$2,841 million in 2011 compared to providing net cash of U.S.$10,245 million in 2010, primarily due to the termination of PifCo’s commercial operations in 2011.

PifCo’s investing activities used net cash of U.S.$8,858 million in 2011 compared to using net cash of U.S.$1,656 million in 2010, primarily as a result of an increase in the amount of loans to related parties.

PifCo’s financing activities provided net cash of U.S.$8,907 million in 2011 compared to using net cash of U.S.$8,345 million in 2010, primarily due to the issuance of U.S.$6.0 billion in Global Notes in January 2011, €1.85 billion and £700 million in December 2011.

Notes receivable from related parties increased to U.S.$12,387 million at December 31, 2011, from U.S.$3,067 million at December 31, 2010, primarily as a result of an increase in the amount of loans to related parties due to a substantial increase in the aggregate amount of funds lent to our subsidiaries as a result of PifCo had become our finance subsidiary.

PifCo’s Short-Term Borrowings

PifCo’s short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit and the current portion of long-term lines of credit, and loans from financing institutions. At December 31, 2011, PifCo had borrowed U.S.$2,672 million under lines of credit, including the current portion of long-term lines of credit and loans from financing institutions, compared to U.S.$2,063 million borrowed at December 31, 2010. The weighted average annual interest rate on these short-term borrowings was 2.90% at December 31, 2011, compared to 2.73% at December 31, 2010. At December 31, 2011, PifCo had utilized all of its available funds from lines of credit.

PifCo’s Long-Term Borrowings

At December 31, 2011, PifCo had long-term borrowings outstanding in financing institutions of:

•    U.S.$259 million long-term and U.S.$2,600 million in current portion of long-term lines of credit due between 2012 and 2017 compared to U.S.$878 million at December 31, 2010. At December 31, 2011, PifCo had utilized all of its available funds from lines of credit; and

•    U.S.$143 million (U.S.$72 million current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount has been paid semi-annually since December 15, 2009 and will mature on December 15, 2014.

At December 31, 2011, PifCo also had outstanding:

•    U.S.$20,083 million in Global Notes, due between 2013 and 2041 that bear interest at rates from 3.875% to 9.125% per year. Interest on these notes are paid either semi-annually or annually and the proceeds were used for general corporate purposes; and

•    U.S.$445 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

PifCo had no outstanding position at December 31, 2011 in irrevocable letters of credit and had U.S.$94 million at December 31, 2010. At December 31, 2011, PifCo  had no standby committed facilities available.

The following table sets forth the sources of PifCo’s current and long-term debt at December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010
	Current	Long-term	Current	Long-term
	(U.S.$ million)
Financing Institutions	2,672	402	2,063	1,092
Global Notes	371	20,083	250	10,673
Japanese Yen Bonds	2	445	2	421
Sale of right to future receivables(1)	–	–	70	191
Senior Notes	–	–	246	–
Total	3,045	20,930	2,631	12,377

___________________

(1)   On September 1, 2011, PFL prepaid the Senior Trust Certificates and Junior Trust Certificates (Series A and B) due 2013 and 2015, respectively. In order to facilitate this advance payment, we prepaid to PFL an amount of US$233 million related to the export prepayment program. On prepayment of the Senior Trust Certificates, PFL paid a premium in the amount of US$19 million.

The following table sets forth the sources of PifCo’s capital markets debt outstanding at December 31, 2011:

Notes	Principal Amount (U.S.$ million)
9.125% Global Notes due 2013	374
7.750% Global Notes due 2014	398
2.150% Japanese Yen Bonds due 2016(1)	445
3.875% Global Notes due 2016	2,500
6.125% Global Notes due 2016	899
4.875% Global Notes due 2018(2)	1,622
8.375% Global Notes due 2018	577
5.875% Global Notes due 2018	1,750
7.875% Global Notes due 2019	2,750
5.750% Global Notes due 2020	2,500
5.375% Global Notes due 2021	2,500
5.875% Global Notes due 2022(3)	779
6.250% Global Notes due 2026(4)	1,088
6.875% Global Notes due 2040	1,500
6.750% Global Notes due 2041	1,000
Total	20,682

___________________

(1) Issued by PifCo on September 27, 2006 in the amount of ¥35 billion, with our support through a standby purchase agreement.

(2) Issued by PifCo on December 9, 2011 in the amount of €1.25 billion.

(3) Issued by PifCo on December 9, 2011 in the amount of €600 million.

(4) Issued by PifCo on December 12, 2011 in the amount of £700 million.

Unless otherwise noted, all debt is issued by PifCo and is unconditionally guaranteed by us.

Contractual Obligations

Petrobras

The following table summarizes our outstanding contractual obligations and commitments at December 31, 2011:
	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual obligations
Balance sheet items:(1)
Current and non-current debt obligations	82,785	10,067	6,825	18,620	47,273
Capital (finance) lease obligations	142	21	20	20	81
Total balance sheet items	82,927	10,088	6,845	18,640	47,354
Other current and non-current contractual commitments
Natural gas ship-or-pay	5,354	639	1,314	1,335	2,066
Service contracts	86,310	36,843	28,759	8,657	12,051
Natural gas supply agreements(2)	11,363	1,600	2,941	2,837	3,985
Operating leases	55,513	12,818	19,489	9,915	13,291
Purchase commitments	20,778	8,069	5,607	2,339	4,763
International purchase commitments	15,779	6,100	3,481	1,697	4,501
Total other current and non-current commitments	195,097	66,069	61,591	26,780	40,657
Total	278,024	76,157	68,436	45,420	88,011

_________________________

(1)          Excludes the amount of U.S.$33,873 million related to our pension fund obligations that are guaranteed by U.S.$26,303 million in plan assets. Information on employees’ postretirement benefit plans is set forth in Note 21.5 of our consolidated financial statements for the year ended December 31, 2011.

(2)          Amounts disclosed assume that the counterparty would not fulfill certain precedent conditions in the agreement. For additional information about natural gas supply agreements entered into by us, please refer to Item 4. “Information on the Company – Gas and Power – Natural Gas – Long-Term Natural Gas Commitments”.

PifCo

The following table sets forth PifCo’s contractual obligations as of December 31, 2011 and the period in which the contractual obligations come due:

	Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(U.S.$ million)
Contractual obligations
Long-term debt(1)	21,621	691	984	3,918	16,028
_________________________

(1)          Includes the current portion of long-term lines of credit, and loans from financing institutions.

On February 6, 2012, PifCo issued a total of U.S.$7,000 million global notes registered with the Securities and Exchange Commission, consisting of the following:

•    U.S.$2,750 million 5.375% Global Notes due 2021;

•    U.S.$1,250 million 6.750% Global Notes due 2041;

•    U.S.$1,250 million 2.875% Global Notes due 2015; and

•    U.S.$1,750 million 3.500% Global Notes due 2017.

The 2021 Notes were a re-opening of, and are fully fungible with, our outstanding U.S.$2,500 million 5.375% Global Notes due 2021 issued on January 27, 2011. The total amount outstanding of our 5.375% Global Notes due 2021 now is U.S.$5,250 million.

The 2041 Notes were a re-opening of, and are fully fungible with, our outstanding U.S.$1,000 million 6.750% Global Notes due 2041 issued on January 27, 2011. The total amount outstanding of our 6.750% Global Notes due 2041 now is U.S.$2,250 million.

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

For more detailed information about our Critical Accounting Policies and Estimates, please refer to Note 4 to our audited consolidated financial statements as of December 31, 2011.

Oil and Gas Reserves

Reserves are estimated based on engineering and geological information such as well logs, pressure data and fluid sample core data. Estimates of oil and gas reserves require the application of judgment and are subject to regular revisions, either upward or downward, based on new geological, engineering or economical information available.

The estimation of proved reserves is an ongoing process that takes into account engineering and geological information such as well logs, pressure data and fluid sample core data.  Estimates of oil and gas reserves require the application of judgment and are subject to regular revisions, either upward or downward, based on new geological, engineering or economic information that becomes available from time to time.

For more detailed information about Oil and Gas Reserves, please refer to ”Supplementary Information on Oil and Gas Exploration and Production” in our audited consolidated financial statements as of December 31, 2011.

Impact of Oil and Gas Reserves on Depreciation and Depletion

The company uses unit of production method for depreciation and depletion of certain oil and gas producing properties. Revisions of the Company’s proved developed and undeveloped reserves impacts prospectively the amounts: of depreciation and depletion charged in the results of operations and the carrying amounts of oil and gas properties assets.

For more detailed information about the Impact of Oil and Gas Reserves on Depreciation and Depletion, please refer to Note 12 to our audited consolidated financial statements as of December 31, 2011.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment

Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  We estimate the future and discounted cash flows of the affected properties to judge the recoverability of carrying amounts.  In general, analyses are based on proved reserves, except in circumstances where it is probable that additional non-proved reserves will be developed and contribute to cash flows in the future; the percentage of probable reserves that we include in cash flows does not exceed our past success ratios in developing probable reserves.

We perform asset valuation analyses on an ongoing basis as a part of our management program by reviewing whether the carrying amounts of any of our assets may not be recoverable.  In addition to estimating oil and gas reserve volumes in conducting these analyses, it is also necessary to estimate future oil and gas prices.

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

For more detailed information about the Impact of Oil and Gas Reserves and Prices on Testing for Impairment, please refer to Note 12.4 to our audited consolidated financial statements as of December 31, 2011.

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

For more detailed information about Pension and Other Post Retirement Benefits, please refer to Note 21 to our audited consolidated financial statements as of December 31, 2011.

Litigation, Tax Assessments and Other Contingencies

Claims for substantial amounts have been made against us arising in the normal course of business.  We are sometimes held liable for spills and releases of oil products and chemicals from our operating assets.  In accordance with the guidance provided by IFRS, we accrued for these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made.  Significant management judgment is required to comply with this guidance and it includes management’s discussion with our attorneys, taking into account all of the relevant facts and circumstances.

For more detailed information about Litigation, Tax Assessments and Other Contingencies, please refer to Note 28 to our audited consolidated financial statements as of December 31, 2011.

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

In 2011, we reviewed and revised our estimated costs associated with well abandonment and the demobilization of oil and gas production areas, considering new information about date of expected abandonment and revised cost estimates to abandon.  For more information about the annual changes in the abandonment provisions, please refer to Note 19 to our audited consolidated financial statements as of December 31, 2011.

Derivative Instruments

Accounting for derivative transactions requires us to employ judgment to compute fair market values, which are used as the basis for recognition of the derivative instruments in our consolidated financial statements.  Such measurement may depend on the use of estimates such as estimated future prices, long-term interest rates and inflation indices, and becomes increasingly complex when the instrument being valued does not have counterparts with similar characteristics traded in an active market.

For more detailed information about Derivative Instruments please refer to Note 31 to our audited consolidated financial statements as of December 31, 2011.

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

In 2011, we spent U.S.$1,454 million on research and development, equivalent to 1.0% of our sales revenues.  In 2010, we spent U.S.$989 million on research and development, equivalent to 0.8% of our sales revenues.  In 2009, we spent U.S.$685 million on research and development, equivalent to 0.7% of our sales revenues.

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

In the three-year period ended December 31, 2011, our research and development operations were awarded 52 patents in Brazil and 128 overseas. Our portfolio of patents covers all of our areas of activities.

We have operated a dedicated research and development facility in Rio de Janeiro, Brazil since 1966.  As a result of its expansion in 2010, this is one of the largest facilities of its kind in the energy sector and the largest in the southern hemisphere, with laboratories especially dedicated to pre-salt technologies.  As of December 31, 2011, this facility has 1,814 employees, 1,656 of which are exclusively dedicated to research, development and basic engineering.

We also have several semi-industrial scale prototype plants throughout Brazil that are in proximity to our industrial facilities and that are aimed at scaling up new industrial technologies at reduced costs.  In 2011, we conducted research and development through joint research projects with more than 100 universities and research centers in Brazil and abroad and participated in technology exchange and assistance partnerships with several oilfield service companies, small technology companies and other operators.  As a result of these efforts, a number of our key suppliers have built or started building technology centers in Brazil in 2011 in order to develop technological solutions applicable to our business segments.

PifCo does not itself conduct research and development.

Trends

We plan to continue expanding all segments of operations in our target markets in accordance with our 2011-2015 Business Plan.  In support of this goal we plan total capital expenditures of U.S.$224.7 billion over 2011-2015.  Of this total, 57% is in the exploration and production segment, where constant investment in exploration and development is needed to exploit newly discovered resources and offset natural declines in production from existing fields as they mature.  Based on our slate of development projects, we expect to increase production by 9.2% annually over the period 2011 to 2015 while replacing our reserves through organic growth.

We expect that the demand for oil products in Brazil will continue to increase rapidly driven primarily by economic growth. In 2011, we met this incremental growth in demand by increasing imports as our refining capacity was not sufficient to meet the increased demand. This increase in imports increased our cost of sales and decreased our margins in 2011.  We expect this trend to continue in the near future as we anticipate that Brazilian demand will grow at a faster pace than our refining capacity.

The price we realize for the oil we produce is determined by international oil prices, although we generally sell our oil at a discount to Brent and other light oil benchmark prices because it is heavier and thus more expensive to refine.  In 2011, oil price trends were affected by political unrest in the Middle East and in North Africa as well as by fluctuations in macroeconomic conditions, primarily in Europe.  The Brent benchmark price experienced greater volatility in 2011 as compared to 2010, with a minimum price of U.S.$92.98/bbl, a maximum price of U.S.$126.74/bbl and an average price of U.S.$111.05/bbl, the highest nominal Brent average price recorded to date.  The economic outlook and continuing political turmoil in the Middle East and in North Africa will remain the key determinants of oil price trends in the short term.  A fast-paced recovery coupled with slow supply-side response can result in higher prices in the medium term.  On the other hand, if economic recovery expectations are not met, especially those regarding non-OECD economies, oil prices may drop below current levels.  In addition, recent geopolitical concerns may persist, potentially driving prices higher in the short term.

For the 2011 to 2015 period, we plan to continue to focus on increasing our refining throughput and our capacity to refine heavier crudes.  The refining expansion program currently underway may improve our refining margins, since the new refineries will be able to process a heavier crude slate with lower costs while having a higher yield of middle distillate products  (primarily of diesel and jet fuel)  with higher potential demand and growth margins.

Each year, we review and revise our long-term Business Plan in order to adapt to changing market conditions and to revise our investment levels in accordance with updated scenarios and projected cash flows.  The guidance provided by our board of directors is instrumental in this review process. For the 2011-2015 period, we have retained the targets for our net-debt-to-equity ratio in the range of 25% to 35% and for our net-debt-to-EBITDA ratio is not to exceed 2.5:1.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

Directors of Petrobras

Our board of directors is composed of a minimum of five and up to ten members and is responsible for, among other things, establishing our general business policies.  The members of the board of directors are elected at the annual general meeting of shareholders, including the employee representative previously selected by means of a separate voting procedure.

Under Brazilian Corporate Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.  Pursuant to regulations promulgated by the Securities and Exchange Commission of Brazil – CVM, the 10% threshold requirement for the exercise of cumulative voting procedures may be reduced.  Specifically, pursuant to Law No. 12,353 and Act No. 026, an employee representative chosen by our active employees must be a member of our board of directors.

Furthermore, our bylaws enable (i) minority preferred shareholders that together hold at least 10% of the total capital stock (excluding the controlling shareholders) to elect and remove one member to our board of directors; (ii) minority common shareholders to elect one member to our board of directors, if a greater number of directors is not elected by such minority shareholders by means of the cumulative voting procedure; and (iii) our employees to elect one member to our board of directors by means of a separate voting procedure.  Our bylaws provide that, regardless of the rights above granted to minority shareholders, the Brazilian federal government always has the right to elect the majority of our directors, independently of their number.  In addition, under Law 10,683, dated May 28, 2003, one of the board members elected by the Brazilian federal government must be indicated by the Minister of Planning, Budget and Management.  The maximum term for a director is one year, but re-election is permitted. In accordance with the Brazilian Corporate Law, the shareholders may remove any director from office at any time with or without cause at an extraordinary meeting of shareholders.  Following an election of board members under the cumulative vote procedure, the removal of any board member by an extraordinary meeting of shareholders will result in the removal of all the other members, after which new elections must be held.

We currently have ten directors.  The following table sets forth certain information with respect to these directors:

Name	Date of Birth	Position	Current Term Expires	Business Address

Guido Mantega(1)	April 7, 1949	Chair	April 2012	Esplanada dos Ministérios – Bloco P 5º andar Brasília – DF Cep 70.048-900
Maria das Graças Silva Foster(1)	August 26, 1953	Director	March 2013	Avenida República do Chile, no. 65 23º andar Rio de Janeiro – RJ Cep 20.031-912
Francisco Roberto de Albuquerque(1)	May 17, 1937	Director	March 2013	Alameda Carolina, no. 594 Itú – SP Cep 13.306-410
Josué Christiano Gomes da Silva(2)	December 25, 1963	Director	March 2013	Avenida Paulista, no. 1.754 2º Sobreloja São Paulo – SP Cep 01.310-920
Jorge Gerdau Johannpeter(3)	December 8, 1936	Director	March 2013	Av. Farrapos, no. 1.811 Porto Alegre – RS Cep 90.220-005
Luciano Galvão Coutinho(1)	September 29, 1946	Director	March 2013	Av. República do Chile, no. 100 22º andar Rio de Janeiro – RJ Cep 20.031-917
Sergio Franklin Quintella(1)	February 21, 1935	Director	March 2013	Praia de Botafogo, no. 190 12º andar Rio de Janeiro – RJ Cep 22.250-900
Márcio Pereira Zimmermann(1)	July 1, 1956	Director	March 2013	Esplanada dos Ministérios – Bloco U Sala 705 Brasília – DF Cep 70.065-900
Miriam Aparecida Belchior(1)	February 5, 1958	Director	March 2013	Esplanada dos Ministérios – Bloco K 7º andar Brasília – DF Cep 70.040-906
Sílvio Sinedino Pinheiro (4)	June 25, 1951	Director	March 2013	Avenida República do Chile, no. 330 12º andar Rio de Janeiro – RJ Cep 20.031-170
____________________

(1)                  Appointed by the controlling shareholder.

(2)                  Appointed by the minority common shareholders.

(3)                  Appointed by the minority preferred shareholders.
(4)                  Appointed by our employees.

Guido Mantega—Mr. Mantega has been our Chairman of the board of directors since March 19, 2010 after being a member of this board since April 3, 2006.  He is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  Mr. Mantega was a member of the Remuneration and Succession Committee of our board of directors from October 15, 2007 to April 30, 2010.  Mr. Mantega has been Brazil’s Minister of Finance since March 28, 2006, and he served as chairperson of the Group of 20 Finance Ministers and Central Bank Governors (G-20) in 2008.  He is a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), an advisory body to the Brazilian federal government.  Mr. Mantega has also held the posts of Brazil’s Minister of Planning, Budget and Management and of president of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank).  He received a bachelor’s degree in economics from the Escola de Economia, Administração e Contabilidade—FEA (School of Economy, Administration and Accounting) at the Universidade de São Paulo—USP (University of São Paulo) in 1971, and a Ph.D. in development sociology from the Faculdade de Filosofia, Letras e Ciências Humanas—FFLCH (School of Philosophy, Literature and Human Sciences) at USP, and completed specialized studies at the Institute of Development Studies—IDS at the University of Sussex, England in 1977.

Maria das Graças Silva Foster—Ms. Foster has been our Chief Executive Officer since February 13, 2012.  She is also a member of our board of directors, the board of directors of Petrobras Distribuidora S.A. – BR and the board of directors of Petrobras Biocombustível S.A. – PBIO.  Ms. Foster is chairwoman of the boards of directors of Petrobras Transporte S.A. – TRANSPETRO and Petrobras Gás S.A. – GASPETRO.   She holds a degree in chemical engineering from the Universidade Federal Fluminense – UFF (Fluminense Federal University), a master’s degree in nuclear and chemical engineering from the Universidade Federal do Rio de Janeiro – UFRJ (Federal University of Rio de Janeiro) and an MBA in economics from the Fundação Getúlio Vargas – FGV (Getulio Vargas Foundation).

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

Josué Christiano Gomes da Silva—Mr. Josué Gomes has been a member of our board of directors since October 28, 2011, a member of its Audit Committee since November 11, 2011, and a member of the board of directors of Petrobras Distribuidora S.A.—BR. Currently, he is the Chairman and Chief Executive Officer of Companhia de Tecidos Norte de Minas—Coteminas, Latin America’s largest textile group. He is also the founder and Chairman of the Board of Cantagalo General Grains S.A., Co-Chair of the Brazil – United States CEOs Forum, Coordinator of Ação Empresarial (Business Action) and a board member of Embraer and the Instituto de Estudos para o Desenvolvimento Industrial—IEDI (Institute of Industrial Development Studies). He received a bachelor’s degree in civil engineering from the Universidade Federal de Minas Gerais (Federal University of Minas Gerais), a law degree from Faculdades Milton Campos (Milton Campos Faculties) and a master’s degree in business administration from Vanderbilt University, where he received the Founder’s Medal in recognition of his academic achievement.

Jorge Gerdau Johannpeter—Mr. Johannpeter has been a member of our board of directors since October 19, 2001, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He was appointed a member of the Remuneration and Succession Committee of our board of directors on October 15, 2007 and a member of the Environment Committee on December 22, 2011.  Mr. Johannpeter is the Chairman of the board of directors of Gerdau, a member of the board of directors of the Instituto Aço Brasil—IABr (Brazilian Steel Institute), a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council) and a member of the board of directors of the World Steel Association.  Mr. Johannpeter is involved in Brazil’s non-profit sector as president of the board of the Programa Gaúcho da Qualidade e Produtividade—PGQP (State Program for Quality and Productivity in Rio Grande do Sul), leader of the Movimento Brazil Competitivo—MBC (Movement for Brazilian Competitiveness), member of the deliberative council of Parceiros Voluntários (Volunteer Partners) and coordinator of Ação Empresarial (Business Action).  He is also the Chairman of the Câmara de Políticas de Gestão, Desempenho e Competitividade (Chamber of Management, Performance and Competitiveness Policies) of the Brazilian Government. He received a bachelor’s degree in law and social sciences from the Universidade Federal do Rio Grande do Sul—UFRGS (Federal University of Rio Grande do Sul), Porto Alegre, in 1961.

Luciano Galvão Coutinho—Mr. Coutinho has been a member of our board of directors since April 4, 2008, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He has been the President of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) since April 27, 2007.  In addition, Mr. Coutinho is a member of the board of directors of Vale S.A., a member of the Curator Committee for the Fundação Nacional da Qualidade—FNQ (Brazilian Quality Foundation), and the BNDES representative at the Fundo Nacional de Desenvolvimento Científico e Tecnológico—FNDCT (Brazilian Fund for Scientific and Technological Development).  Mr. Coutinho has a Ph.D. in economics from Cornell University, a master’s degree in economics from the Fundação Instituto de Pesquisas Econômicas—Fipe (Institute of Economic Research) at the Universidade de São Paulo—USP (University of São Paulo), and a bachelor’s degree in economics from USP.

Sergio Franklin Quintella—Mr. Quintella has been a member of our board of directors since April 8, 2009, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR.  He has been a member of the Audit Committee of our board of directors since November 13, 2009 and was appointed its president on November 11, 2011.  He is vice president of Fundação Getúlio Vargas—FGV.  He was member of the board of directors of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) from 1975 to 1980, member of the National Monetary Council from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005.  Mr. Quintella holds a bachelor’s degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro—PUC-Rio (Pontifical Catholic University of Rio de Janeiro), a bachelor’s degree in economics from the Faculdade de Economia do Rio de Janeiro (College of Economics of Rio de Janeiro) and a post-graduate degree in economic engineering from the Escola Nacional de Engenharia (National Engineering School).  He also holds a master’s degree in business from IPSOA Institute, in Turin, Italy and graduated from the Advanced Management Program at Harvard Business School.  Mr. Quintella is currently a member of the council of PUC-Rio.

Márcio Pereira Zimmermann—Mr. Zimmermann has been a member of our board of directors since March 22, 2010 and is also a member of the board of directors of Petrobras Distribuidora S.A. – BR.  He has been the President of the Remuneration and Succession Committee of our board of directors since April 29, 2010.  Mr. Zimmermann is currently the Executive Secretary (Deputy Minister) of the Ministry of Mines and Energy—MME, where he previously served as Minister, Executive Secretary and Secretary for Energy Planning and Development.  Mr. Zimmermann is also the Chairman of the board of directors of Centrais Elétricas Brasileiras—Eletrobrás, where he previously served as the Engineering Executive Officer, and the Chairman of the board of directors of Furnas Centrais Elétricas S.A.  He has been a member of the Conselho Nacional de Política Energética—CNPE (National Council for Energy Policy) since February 2009.  He was also the Energy Production and Commercialization Executive Officer and Technical Executive Officer of Eletrosul Centrais Elétricas S.A., and the Research and Development Executive Officer of Centro de Pesquisas de Energia Elétrica—CEPEL (Electrical Energy Research Center).  Mr. Zimmermann holds a bachelor’s degree in electric engineering from the Pontifícia Universidade Católica do Rio Grande do Sul – PUC-RS (Pontifical Catholic University of Rio Grande do Sul), a post-graduate degree in power systems engineering from the Universidade Federal de Itajubá – UNIFEI (Federal University of Itajubá), and a master’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio (Pontifical Catholic University of Rio de Janeiro).

Miriam Aparecida Belchior—Ms. Belchior has been a member of our board of directors since July 22, 2011, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. She was appointed as a member of the Environment Committee of our board of directors on December 22, 2011. Since January 1, 2011, she has been State Minister of Planning, Budget and Management. From 2002 to 2010, she was the Articulation and Monitoring Sub-head of the Deputy Chief of Staff, responsible for connecting government actions and monitoring strategic projects. In 2007, she served as Executive Secretary for the Programa de Aceleração do Crescimento—PAC (Growth Acceleration Program) and became its General Coordinator in April 2010. Ms. Belchior is an engineer and holds a master’s degree in public administration and government from the Fundação Getulio Vargas-SP (Getulio Vargas Foundation). She served as a professor with the Fundação para Pesquisa e Desenvolvimento da Administração, Contabilidade e Economia—FUNDACE (Foundation for Research and Development of Administration, Accounting and Economics) and the Universidade de São Marcos (University of São Marcos).

Sílvio Sinedino Pinheiro—Mr. Sinedino has been a member of our board of directors since March 20, 2012, and is the representative of our employees.  He is currently the chair of the Audit Committee of Petros, to which he was elected in 2009.  He is also the current president of AEPET - Associação dos Engenheiros da Petrobras (Petrobras Association of Engineers).  From 2002 to 2005, he was a director of Sindicato dos Petroleiros do Estado do Rio de Janeiro—Sindipetro-RJ (Oil Workers’ Union of the State of Rio de Janeiro).  He is a systems analyst at Petrobras and develops seismic processing software for our E&P segment.  Mr. Sinedino holds a bachelor’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro–PUC-Rio (Pontifical Catholic University of Rio de Janeiro) as well as master’s degrees in computer science and in business administration, both from the Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa em Engenharia–COPPE/UFRJ (the Alberto Luiz Coimbra Institute of Post-Graduate Studies and Research in Engineering of the Federal University of Rio de Janeiro).

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

Daniel Lima de Oliveira—Mr. Lima de Oliveira has been PifCo’s Chairman and Chief Executive Officer since September 1, 2005.  From September 1, 2005 to March 31, 2006, Mr. Lima de Oliveira served as Petrobras’ Executive Manager of Corporate Finance, and thereafter, as Executive Manager of Financial Administration and Compliance.  Since March 25, 2004, he has been a member of the board of directors of REFAP S.A.  He has also been a member of the board of directors of Petrobras Argentina S.A.—PESA since April 28, 2006.  From September 1, 2005 to June 15, 2006, Mr. Lima de Oliveira was a director of Petrobras Netherlands BV—PNBV and thereafter has been a member of its supervisory board.  From January 2003 to August 2005, Mr. Lima de Oliveira was a director of Petrobras International Braspetro BV—PIB BV and Braspetro Oil Services Company—Brasoil.  He graduated in mechanical engineering from Escola de Engenharia Industrial de São José dos Campos (São José dos Campos Industrial Engineering School) in 1975.

Marcos Antonio Silva Menezes—Mr. Menezes has been a director of PifCo since 2003, and has served as Chief Accountant Officer of Petrobras since 1998.  He was the chairmain of the fiscal council and the audit committee of Braskem S.A. during the years 2010 and 2011.  He has been a member of the fiscal council of Instituto Brasileiro de Petróleo, Gás e Biocombustíveis—IBP (Brazilian Institute of Petroleum, Gas and Biofuels) and of the fiscal council of Organização Nacional das Indústrias de Petróleo—ONIP (National Organization of the Petroleum Industry).  He is also a member of Associação Nacional de Executivos de Finanças, Administração e Contabilidade—ANEFAC and of the Associação Brasileira de Companhias Abertas—ABRASCA and its Auditing and Accounting Rules Comission—CANC.  Mr. Menezes holds a bachelor’s degree in accounting and business management from Faculdade Moraes Júnior in Rio de Janeiro (Moraes Júnior University), a post-graduate degree in financial management from Fundação Getúlio Vargas (Getulio Vargas Foundation), and has completed an advanced management program (PGA) at Fundação Dom Cabral/INSEAD—France (Dom Cabral Foundation/European Institute of Business Administration).

José Raimundo Brandão Pereira—Mr. Pereira has been a PifCo director, and has served as PifCo’s Executive Manager of Marketing and Trading since June 2008.  Mr. Pereira has also been a director of Petrobras International Braspetro B.V. (PIB BV) since September 2008, a member of the board of directors of Petrobras Argentina S.A. (PESA) since March 2009 and director of Petrobras Global Trading BV since November 2010.  Mr. Pereira graduated in civil engineering from the Universidade Estadual de Maranhão (State University of Maranhão) in 1979.

Executive Officers of Petrobras

Our board of executive officers, composed of the Chief Executive Officer (CEO) and seven executive officers, is responsible for our day-to-day management.  Our executive officers are Brazilian nationals and reside in Brazil.  Under our bylaws, the board of directors elects the executive officers, including the CEO, and must consider personal qualification, knowledge and specialization in electing executive officers to their respective areas.  The maximum term for our executive officers is three years, but re-election is permitted.  The board of directors may remove any executive officer from office at any time with or without cause.  Seven of our current executive officers are experienced Petrobras career managers, engineers or technicians.

The following table sets forth certain information with respect to our executive officers:

Name	Date of Birth	Position	Current Term

Maria das Graças Silva Foster	August 26, 1953	Chief Executive Officer	April 2014
Almir Guilherme Barbassa	May 19, 1947	Chief Financial Officer and Chief Investor Relations Officer	April 2014
Renato de Souza Duque	September 29, 1955	Chief Engineering, Technology and Procurement Officer	April 2014
José Miranda Formigli Filho	March 30, 1960	Chief Exploration and Production Officer	April 2014
Paulo Roberto Costa	January 1, 1954	Chief Downstream Officer	April 2014
José Alcides Santoro Martins	August 28, 1954	Chief Gas and Power Officer	April 2014
Jorge Luiz Zelada	January 20, 1957	Chief International Officer	April 2014
José Eduardo de Barros Dutra	April 11, 1957	Chief Corporate and Services Officer	April 2014

Maria das Graças Silva Foster—Ms. Foster has been our Chief Executive Officer since February 13, 2012.  For biographical information regarding Ms.  Foster, see “—Directors of Petrobras.”

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

José Miranda Formigli Filho—Mr. Formigli Filho has been our Chief Exploration and Production Officer since February 2012.  Mr. Formigli Filho graduated in civil engineering from the Instituto Militar de Engenharia—IME, with a specialization in petroleum engineering and has an MBA in advanced business management from the Universidade Federal do Rio de Janeiro—COPPEAD.  He is a member of the Society of Petroleum Engineers (SPE) and the Society for Underwater Technology (SUT).  In Petrobras’ E&P segment, he has managed offshore activities and has been the Production Manager of the Campos Basin, Marlim Field Asset Manager, Services Executive Manager and Production Engineering Executive Manager.  From May 2008 through January 2012, Mr. Formigli Filho was the Executive Manager of Pre-Salt Development.

Paulo Roberto Costa—Mr. Paulo Roberto Costa has been our Chief Downstream Officer since May 14, 2004.  Mr. Paulo Roberto graduated in mechanical engineering from the Universidade Federal do Paraná (Federal University of Paraná) in 1976.  Mr. Costa joined Petrobras in 1977 and worked for a long period in our exploration and production activities.  Mr. Costa is chairman of the boards of directors of Refinaria Alberto Pasqualini—REFAP, Refinaria Abreu e Lima S.A.—RENEST and Complexo Petroquímico do Rio de Janeiro—COMPERJ.  Mr. Costa is also member of the boards of directors of Petrobras Biocombustíveis S.A.—PBIO, Petrobras Transportes S.A—TRANSPETRO and Braskem S.A.

José Alcides Santoro Martins—Mr. Santoro Martins has been our Chief Gas and Power Officer since February 2012.  Mr. Santoro Martins holds a bachelor’s degree in civil engineering from the University of São Paulo—USP, a degree in geotechnics from PUC/Rio, and also a degree in energy systems planning from Unicamp. He has been at Petrobras for 32 years and has held various management positions, as well as being a board member of different subsidiaries of the Company. He also serves as Managing Director of Termobahia S.A., Termoceará Ltda. and Termomacaé Ltda., in addition to being the Administrative Officer of Sociedade Fluminense de Energia Ltda. Mr. Santoro is the Chairman of the Board of Brasil PCH S.A., a Full Member of the Board of Directors of Termoelétrica Potiguar S.A. and Chairman of the Board of Arembepe Energia S.A.  He was also Technology Director at the Center for Gas & Renewable Energy Technology—CTGAS-ER from February 2004 to May 2005 and Director for Oil, Gas and Biofuels at the Energy Research Company—(Empresa de Pesquisa Energética, EPE) from May 2005 to June 2006.

Jorge Luiz Zelada—Mr. Zelada has been our Chief International Officer since March 3, 2008.  Mr. Zelada received a degree in electrical engineering from the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro) in 1979 and an MBA from IBMEC/Rio de Janeiro (Brazilian Institute of Capital Markets/Rio de Janeiro) in 2000.

José Eduardo de Barros Dutra—Mr. Dutra has been our Chief Corporate and Services Officer since March 1, 2012.  Mr. Dutra received a degree in geology from the Universidade Federal Rural do Rio de Janeiro (Federal Rural University of Rio de Janeiro) in 1979. In 1994, he was elected Senator of the Republic with a mandate from 1995 to 2002.  He was the CEO of Petrobras from January 2003 to July 2005, and held the post of Director of Petrobras and Director of Petrobras Distribuidora S.A.. He was CEO of Petrobras Distribuidora S.A. – BR from September 2007 to August 2009, and also worked as a geologist at Petrobras Mineração S.A. – Petromisa from 1983 to 1990 and at Vale from 1990 to 1994. In addition, Mr. José Eduardo was chairman of the Board of Directors of Petrobras Gás S.A. – Gaspetro, Petrobras Transporte S.A. – Transpetro, Petrobras Química S.A. – Petroquisa, Petrobras Energia S.A. – Pesa and Liquigás Distribuidora S.A.

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

The following table sets forth certain information about PifCo’s executive officers:
Name	Date of Birth	Position	Year of Appointment

Daniel Lima de Oliveira	December 29, 1951	Chief Executive Officer	2009
Sérvio Túlio da Rosa Tinoco	June 21, 1955	Chief Financial Officer	2011
Paulo José Alves	April 17, 1965	Chief Accounting Officer	2011
Nilton Antonio de Almeida Maia	June 21, 1957	Chief Legal Officer	2000
Gerson Luiz Gonçalves	September 29, 1953	Chief Audit Officer	2000
Juarez Vaz Wassersten	August 26,1954	Chief Businesses Officer	2010

Daniel Lima de Oliveira—Mr. Lima de Oliveira has served as PifCo’s Chief Executive Officer since September 1, 2005.  For biographical information regarding Mr. Lima de Oliveira, see “—Directors of PifCo.”

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

Paulo José Alves—Mr. Alves has served as PifCo's Chief Accounting Officer since 2011, and has been our General Manager of Corporate Accounting since 2011. Mr. Alves has a bachelor's degree in accounting from Universidade Estadual do Rio de Janeiro (State University of Rio de Janeiro) and an executive MBA from the Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro) as well as an MBA in accounting from Universidade de São Paulo (University of São Paulo). He has also participated in several management courses at the London Management Centre and has been a member of fiscal councils of several companies since 2005, such as Metanor, CEG Rio and Transpetro.

Nilton Antonio de Almeida Maia—Mr. Maia has served as PifCo’s Chief Legal Officer since April 19, 2000.  Mr. Maia also currently serves as General Counsel for Petrobras.  He has completed post-graduate degrees in law, with specializations in energy and tax law, from the Universidade Estácio de Sá (Estácio de Sá University).

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

Compensation

Petrobras

For 2011, the aggregate amount of compensation we paid to all members of the board of directors and executive officers was approximately U.S.$6.7 million.

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

Share Ownership

Petrobras

As of February 29, 2012, the members of our board of directors, our executive officers, the members of our Fiscal Council, and close members of their families, as a group, beneficially held a total of 27,634 common shares and 145,260 preferred shares of our company.  Accordingly, on an individual basis, and as a group, our directors, executive officers, Fiscal Council members, and close members of their families beneficially owned less than one percent of any class of our shares.  The shares held by our directors, executive officers, Fiscal Council members, and close members of their families have the same voting rights as the shares of the same type and class that are held by our other shareholders.  None of our directors, executive officers, Fiscal Council members, or close members of their families holds any options to purchase common shares or preferred shares.  Petrobras does not have a stock option plan for its directors, officers or employees.

PifCo

As of December 31, 2011, PifCo’s authorized share capital was composed of 300,050,000 shares at par value of U.S.$1.00 per share, all of which are issued and outstanding.  All of PifCo’s issued and outstanding shares of common stock are owned by us.

Fiscal Council

We have a permanent Fiscal Council (Conselho Fiscal) in accordance with applicable provisions of the Brazilian Corporate Law, composed of up to five members.  As required by the Brazilian Corporate Law our Fiscal Council is independent of our management and external auditors.  The Fiscal Council’s responsibilities include, among others: (i) monitoring management’s activities and (ii) reviewing our annual report and financial statements.  The members and their respective alternates are elected by the shareholders at the annual general shareholder’s meeting.  Holders of preferred shares without voting rights and minority common shareholders are each entitled, as a class, to elect one member and his respective alternate to the Fiscal Council.  The Brazilian federal government has the right to appoint the majority of the members of the Fiscal Council and their alternates.  One of these members and his respective alternate are appointed by the Minister of Finance representing the Brazilian Treasury.  The members of the Fiscal Council are elected at our annual general shareholders’ meeting for a one-year term and re-election is permitted.

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

The current members of our Audit Committee are Francisco Roberto de Albuquerque, Sergio Franklin Quintella and Josué Christiano Gomes da Silva.  All members of our Audit Committee are independent as defined in 17 CFR 240.10A-3.

Other Advisory Committees

We have implemented two additional advisory committees: the Comitê de Remuneração e Sucessão (Remuneration and Succession Committee) and the Comitê de Meio Ambiente (Environmental Committee).

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

We increased our employee numbers in 2011 due to the growth of our business.

The table below shows our employee numbers for the last three years:
	As of December 31,
	2011	2010	2009
Petrobras employees:
Parent company	58,950	57,498	55,802
Subsidiaries	15,453	15,101	13,150
Abroad	7,515	7,893	7,967
Total Petrobras Group	81,918	80,492	76,919
Parent company by level:
High school	36,923	36,235	35,741
College	21,366	20,564	19,317
Maritime employees	661	699	744
Total parent company	58,950	57,498	55,802
Parent company by region:
Southeastern Brazil	40,674	39,783	38,509
Northeastern Brazil	14,625	14,152	13,821
Other locations	3,651	3,563	3,472
Total parent company	58,950	57,498	55,802

The table below sets forth the main expenses related to our employees for the last three years:

	2011	2010	2009
	(U.S.$ million)
Salaries	8,069.4	6,814.0	5,115.2
Employee training	249.6	207.9	132.2
Profit-sharing distributions	931.6	960.7	748.7

We have had no major labor stoppages since 1995, and we consider our relations with our employees and the unions that represent our employees to be good.  Forty-five percent of our employees are members of the Oil Workers’ National Union and 44% of our maritime employees belong to the Maritime Employees’ Union.  We negotiate collective bargaining agreements annually with both unions.  These agreements are composed of social clauses, which are valid for two years, and economic clauses, which are valid for one year.  The latest agreements were signed in 2011 (with both economic and social clauses).  Under these agreements, employees received a 7.23% cost of living increase, reflecting an adjustment for inflation in 2011 as measured by the Índice Nacional de Preços ao Consumidor Amplo (IPCA); an additional 3.25% increase in the minimum pay scale; and a one-time payment of 100% of monthly remuneration.

Knowledge Transfer Initiatives

We have undertaken several initiatives in order to ensure the sharing and dissemination of knowledge within the Company. The Mentor Project, in particular, aims to accelerate the transfer of knowledge between employees with more than 20 years of experience and those with up to 10 years of experience within the Company.  In addition, the Succession Management Program seeks to preserve the continuity of Petrobras’ leadership.

Talent Retention Initiatives

We have a talent retention program in place that seeks to retain and promote employees who are essential to business continuity, to the results of the Company, and who work on critical and strategic activities.  This program also facilitates the sharing and dissemination of knowledge among our employees.

In 2011, the Junior Career Acceleration Program was implemented, which provided our junior employees with more attractive terms for career development and increased the competitiveness of the Company's initial remuneration package.

Pension and Health Care Plan

We sponsor a defined benefit pension plan, known as Petros, and a variable contribution pension plan, known as Petros-2, which together cover 94.95% of our employees.  The principal objective of our pension plans has been to supplement the social security pension benefits of our employees.  Employees that participate in the plans make mandatory monthly contributions. Our historical funding policy has been to make monthly contributions to the plans in the amount determined by actuarial appraisals.  Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The table below shows the benefits paid, contributions made, and outstanding Petros liabilities for 2011, 2010 and 2009:
	2011	2010	2009
	(U.S.$ million)
Total benefits paid	1,230	1,015	911
Total contributions	527	509	327
Petros liabilities(1)	2,697	2,878	2,414

(1)            The excess of the actuarial value of our obligation to provide future benefits over the fair value of the plan assets used to satisfy that obligation.  See Note 21 to our audited consolidated financial statements for the year ended December 31, 2011.

On August 9, 2002, the Petros Plan stopped admitting new participants and since 2003 we have been engaged in complex negotiations with representatives of the Oil Worker’s National Union to address the deficits of the plan and develop a supplementary pension plan.   We agreed to pay R$5.8 billion updated retroactively to December 31, 2006 by the consumer price index (IPCA) plus 6% per year, which will be paid in semi-annual installments with interest of 6% per year on the balance for the next 20 years, as previously agreed during the renegotiation. We have also been subject to material legal proceedings in connection with the Petros Plan.  In August 2007, we approved new regulations for the Petros Plan.

On July 1, 2007, we implemented the Petros Plan 2, a variable contribution or mixed pension plan, for employees with no supplementary pension plan.  A portion of this plan with defined benefits characteristics includes risk coverage for disability and death, a guaranty of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method.  The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, is recognized in the results for the year as the contributions are made.  In 2011, the contribution of Petrobras and its subsidiaries to the defined contribution portion of this plan was U.S.$253 million.  The expenses and benefit obligations related to Petros Plan 2 were recorded according to ASC 715 Compensation – Retirement Benefits.

We maintain a health care benefit plan (AMS), which offers health benefits and covers all employees (active and inactive) together with their dependents.  We manage the plan, with the employees contributing 28% of the total amount to cover principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters, including salary levels.

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

Item 7.                  Major Shareholders and Related Party Transactions

Major Shareholders

Petrobras

Our capital stock is composed of common shares and preferred shares, all without par value.  On February 29, 2012, there were 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares. The ratio of our common and preferred shares to ADRs is two shares to one ADR.  As of February 29, 2012, approximately 28.36% of our preferred shares and approximately 21.15% of our common shares were held of record in the United States directly or in the form of ADSs.

Under the Brazilian Corporate Law, as amended, the number of non-voting shares of our company may not exceed two-thirds of the total number of shares.  The Brazilian federal government is required by law to own at least a majority of our voting stock and currently owns 50.24% of our common shares, which are our only voting shares.  The Brazilian federal government does not have any special voting rights, other than the right to always elect a majority of our directors, irrespective of the rights our minority shareholders may have to elect directors, set forth in our bylaws.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of February 29, 2012, by the Brazilian federal government, certain public sector entities and our officers and directors as a group.  We are not aware of any other shareholder owning more than 5% of our common shares.
Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%

Brazilian federal government	3,738,835,217	50.24	0	0.00	3,738,835,217	28.66
BNDES	448,001,218	6.02	2,433,460	0.04	450,434,678	3.45
BNDES Participações S.A.—BNDESPar.	173,400,392	2.33	1,341,348,766	23.94	1,514,749,158	11.61
Other Brazilian public sector entities	2,356,316	0.03	683,010	0.01	3,039,326	0.02
All members of the board of directors and executive officers (16 persons)	27,634	0.00	145,260	0.00	172,894	0.00
Others	3,079,833,365	41.38	4,257,432,292	76.01	7,337,265,657	56.26
Total	7,442,454,142	100.00	5,602,042,788	100.00	13,044,496,930	100.00

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

Brazilian Federal Government

We have engaged, and expect to continue to engage, in numerous transactions in the ordinary course of business with our controlling shareholder, the Brazilian federal government, and with other companies controlled by it, including financings from BNDES and banking, asset management and other transactions with Banco do Brasil S.A.  The above-mentioned transactions with Banco do Brasil had a negative net balance of $U.S.$2,002 million as of December 31, 2011.  See Note 18.1 to our audited consolidated financial statements as of December 31, 2011.

As of December 31, 2011, we had a receivable (the Petroleum and Alcohol Account) from the Brazilian federal government, our controlling shareholder, of U.S.$444 million secured by a U.S.$53 million blocked deposit account.  See Note 18.3 to our audited consolidated financial statements as of December 31, 2011.

We also have restricted deposits made by us, which serve as collateral for legal proceedings involving the Brazilian federal government.  As of December 31, 2011, these deposits amounted to U.S.$1,693 million.  See Note 18.1 to our audited consolidated financial statements as of December 31, 2011.

In addition, according to Brazilian law, we are only permitted to invest in securities issued by the Brazilian federal government in Brazil.  This restriction does not apply to investment outside of Brazil.  As of December 31, 2011, the value of these marketable securities that has been directly acquired and held by us amounted to U.S.$11,954 million.  See Note 18.1 to our audited consolidated financial statements as of December 31, 2011.

For additional information regarding our principal transactions with related parties, see Note 18 to our audited consolidated financial statements as of December 31, 2011.

PifCo Related Party Transactions

                PifCo has in the past engaged in both commercial operations and in financing activities for us. PifCo ceased its commercial operations altogether and has become our finance subsidiary, functioning as a vehicle to raise funds for us primarily through the issuance of debt securities in the international capital markets, among other means.

PifCo accounted for its cessation of commercial operations, as well as its sale to PIB B.V. of two of its wholly-owned subsidiaries, PEL and PSPL, as discontinued operations under IFRS issued by IASB. PifCo's balance and results of commercial operations, and PEL and PSPL and their respective cash flows, have been removed from PifCo's results of continuing operations and cash flows for all years presented in this report.  For more information, see Note 13 to our consolidated financial statements as of and for the year ending December 31, 2011.

In addition, on September 1, 2011, PifCo terminated the financing program carried out by its subsidiary Petrobras Finance Limited (PFL), a Cayman Islands company that carries out a financing program supported by future sales of fuel oil. PifCo expects to continue its insurance-related activities through its wholly-owned subsidiary Bear Insurance Company (BEAR), a Bermuda company that contracts insurance for us and our subsidiaries. We will continue to support PifCo’s debt obligations through unconditional and irrevocable guaranties of payment.

Since PifCo’s inception there have been no, and there are no proposed, material transactions with any of PifCo’s officers and directors.  PifCo does not extend any loans to its officers and directors.

PifCo’s transactions with related parties resulted in the following balances in 2011 and 2010:

	December 31, 2011		December 31, 2010
	Assets	Liabilities	Assets	Liabilities
	(U.S.$ million)
Assets
Current:
Accounts receivable	2	—	—	—
Marketable securities	558	—	2,429	—
Discontinued operations	1,547	—	5,964	—
Other non-current:
Marketable securities	4,611	—	2,729	—
Notes receivable	12,387	—	3,067	—
Discontinued operations	—	—	194	—
Liabilities
Current:
Accounts payable	—	6	—	31
Discontinued operations	—	160	—	2,139
Total	19,105	166	14,383	2,170
Current	2,107	166	8,393	2,170
Long-term	16,998	—	5,990	—

PifCo’s principal transactions with related parties are as follows:

	Year Ended December 31,
	2011		2010		2009
	Income	Expense	Income	Expense	Income	Expense
	(U.S.$ million)
General and administrative expenses
Petróleo Brasileiro S.A. – Petrobras	—	(13)	—	(11)	—	(9)
Other operating income
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	4	—	2	—	—	—
Financial income
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	311	—	78	—	77	—
Petrobras Netherlands B.V. - PNBV	115	—	—	—	—	—
Braspetro Oil Services Company – Brasoil	53	—	1	—	—	—
Other	—	—	—	—	1	—
Financial expense
Petróleo Brasileiro S.A. – Petrobras	—	—	—	(107)	—	(937)
Discontinued operations
Petróleo Brasileiro S.A. – Petrobras	—	(2,190)	20	—	2,139	—
Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	2,046	—	1,752	—	1,185	—
Petrobras Netherlands B.V. - PNBV	3	—	—	—	1	—
Downstream Participações S.A. and its subsidiaries	607	—	1,414	—	1,594	—
Other	22	—	310	—	86	—
Total	3,161	(2,203)	3,577	(118)	5,083	(946)

Item 8.                  Financial Information

Petrobras Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

PifCo Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Petrobras

We are currently subject to numerous legal proceedings relating to civil, tax, labor, corporate and environmental issues arising in the normal course of our business.  Several individual disputes account for a significant part of the total amount of claims against us.  Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings. Our material legal proceedings are described in Note 28 to our audited consolidated financial statements included in this annual report, and that description is incorporated by reference under this Item.

PifCo

There is no litigation or governmental proceeding pending or, to PifCo’s knowledge, threatened against PifCo’s or any of its subsidiaries that, if adversely determined, would have a significant effect on its financial position or profitability.

Dividend Distribution

Petrobras

The tables below describe our cash dividends for the last five three years, including amounts paid in the form of interest on shareholders’ equity.
	For the Year Ended December 31,
	2011	2010	2009
	(U.S.$ million)
Total benefits paid	6,422	5,398	7,724

Our dividend policy has been to pay the minimum dividend required by Brazilian Corporate Law and our bylaws. In 2011, the minimum preferred dividend that we are required to pay to preferred shareholders exceeded the amount of the mandatory distribution that would be ordinarily paid to all shareholders. It has been our policy to pay the same amount of dividends to common and preferred shareholders as we did in 2011. For Brazilian Corporate Law’s minimum dividend distribution requirements, see Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Payment of Dividends and Interest on Shareholders’ Equity” and Item 10. “Additional Information—Memorandum and Articles of Incorporation of Petrobras—Mandatory Distribution.”  We may change our dividend policy at any time within the limits set forth by Brazilian law.

PifCo

For a description of PifCo’s dividend distribution policy, see Item 10. “Additional Information—Memorandum and Articles of Association of PifCo—Dividends.”

Item 9.                  The Offer and Listing

Petrobras

Trading Markets

Our shares and ADSs are listed or quoted on the following markets:
Common Shares

São Paulo Stock Exchange (BM&FBOVESPA)— São Paulo (ticker symbol PETR3);

Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBR);

Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBR)

Preferred Shares

São Paulo Stock Exchange (BM&FBOVESPA)—São Paulo (ticker symbol PETR4);

Mercado de Valores Latinoamericanos en Euros (Latibex)—Madrid, Spain (ticker symbol XPBRA);

Bolsa de Comercio de Buenos Aires (BCBA)—Buenos Aires, Argentina (ticker symbol APBRA)

Common ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBR)

Preferred ADSs	New York Stock Exchange (NYSE)—New York (ticker symbol PBRA)

Our common and preferred shares have been traded on the BM&FBOVESPA since 1968.  Our ADSs representing two common shares and our ADSs representing two preferred shares have been traded on the New York Stock Exchange since 2000 and 2001, respectively.  The Bank of New York Mellon serves as depositary for both the common and preferred ADSs.

Our common and preferred shares have been traded on the LATIBEX since 2002.  The LATIBEX is an electronic market created in 1999 by the Madrid Stock Exchange in order to enable trading of Latin American equity securities in euro denominations.

Our common and preferred shares have been traded on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) since April 27, 2006.

Share Price History

The following table sets forth information for our common shares and  preferred shares, as reported by the BM&FBOVESPA, and for our common and preferred ADSs, as reported by the New York Stock Exchange, for the periods indicated.
	Reais Per Common Share		Reais Per Preferred Share		U.S. Dollars Per Common ADS		U.S. Dollars Per Preferred ADS
	High	Low	High	Low	High	Low	High	Low
2007	52.50	22.43	44.20	20.09	58.81	21.13	49.83	18.88
2008	62.30	20.21	52.51	16.89	75.19	14.94	63.51	12.56
2009	45.10	27.45	39.79	23.06	53.01	23.01	46.91	19.48
2010	41.81	26.68	37.50	24.16	48.90	31.90	43.82	28.63
2011:
First quarter	33.65	29.12	29.08	26.18	41.56	35.40	35.94	31.92
Second quarter	33.09	25.20	28.74	22.87	41.40	31.87	36.21	28.92
Third quarter	26.38	20.75	23.80	18.65	34.75	22.45	31.39	20.72
Fourth quarter	25.39	19.80	23.32	18.21	28.44	21.50	26.44	19.85
November 2011	24.62	22.75	22.68	21.01	28.44	24.41	26.44	22.64
December 2011	25.39	22.70	23.32	21.12	28.27	24.03	26.15	22.55
2012:
January 2012	27.73	23.21	25.40	21.73	31.81	24.85	29.35	23.49
February 2012	27.75	24.67	25.60	23.10	32.12	28,62	29.74	26.73

BM&FBOVESPA

As of December 31, 2011, Petrobras’ common and preferred shares represented approximately 13% of the total market capitalization of the BM&FBOVESPA and Petrobras was the second most actively traded company of the BM&FBOVESPA.  At December 31, 2011, the aggregate market capitalization of the 373 companies listed on the BM&FBOVESPA was approximately U.S.$1,223 billion and the ten largest companies represented approximately 53% of the total market capitalization of all listed companies.  All the outstanding shares of an exchange-listed company may trade on the BM&FBOVESPA, but in most cases, only a portion of the listed shares are actually available for trading by the public.  The remainder is held by small groups of controlling persons, by governmental entities or by one principal shareholder.

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

PifCo

PifCo’s common stock is not registered and there is no trading market for it.  PifCo’s Senior Notes due 2018, 2022 and 2026 as well as PifCo’s Global Notes due 2013 and 2014 are listed in the Luxembourg Stock Exchange.  PifCo’s Global Notes due 2015, 2016, 2017, 2018, 2019, 2020, 2021, 2040 and 2041 are listed on the New York Stock Exchange.  PifCo’s other debt securities have not been listed on any securities exchange.

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

Qualification of Directors

Law No. 12,431, enacted on June 24, 2011, amended the Brazilian Corporate Law by eliminating the previous requirement that only shareholders of a company may be appointed to its board of directors.  Therefore, directors are no longer required to be shareholders of the company, but the members of our board of executive officers must be Brazilian nationals and reside in Brazil.  Our directors and executive officers are prevented from voting on any transaction involving companies in which they hold more than 10% of the total capital stock or of which they have held a management position in the period immediately prior to their taking office.  Under our bylaws, shareholders set the aggregate compensation payable to directors and executive officers.  The board of directors allocates the compensation among its members and the executive officers.

In addition, Law No. 12,353, enacted on December 28, 2010, requires that public and mixed-capital companies in which the Brazilian federal government holds directly or indirectly a majority of the voting rights include a director on the board of directors that is a representative elected by the company’s employees, such director to be elected by means of a separate voting procedure.

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

Pursuant to our bylaws, holders of preferred shares are entitled to minimum annual dividends equal to (i) 5% of their pro rata share of our paid-in capital, or (ii) 3% of the book value of their preferred shares, whichever is higher.  Holders of preferred shares participate equally with common shareholders in corporate capital increases obtained from the incorporation of reserves and profits.  To the extent that we declare dividends in any particular year in an amount that exceeds the minimum preferential dividends on preferred shares, holders of common shares and preferred shares will receive the same additional dividend amount per share.  Based on our equity capital at year-end 2011, we paid to holders of preferred shares a preferential dividend equal to 3% of the book value of their preferred shares.

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

Until 2011, we convened our shareholders’ meetings by publishing a notice in the Diário Oficial da União and Jornal do Commercio.  As of 2012, we intend to publish notices in the Diário Oficial do Estado and Jornal do Commercio.  The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date.  The notice must contain the meeting’s agenda and, in the case of a proposed amendment to the bylaws, an indication of the subject matter.  For ADS holders, we are required to provide notice to the ADS depositary at least 30 calendar days prior to a shareholders’ meeting, when practicable.

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

Under Brazilian Corporate Law, shareholders representing at least 10% of the company’s voting capital have the right to demand that a cumulative voting procedure be adopted to entitle each common share to as many votes as there are board members and to give each common share the right to vote cumulatively for only one candidate or to distribute its votes among several candidates.  Pursuant to CVM regulations, the 10% threshold requirement for the exercise of cumulative voting procedures may be reduced.

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

In addition, pursuant to Law No. 12,353, our employees have the right to appoint or dismiss one member of our board of directors in accordance with a separate voting procedure.

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

•    to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of our company, known as incorporação de ações, subject to the conditions set forth in Brazilian Corporate Law; or

•    to acquire control of another company at a price, which exceeds the limits set forth in the Brazilian Corporate Law, subject to, the conditions set forth in the Brazilian Corporate Law.

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

•    right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

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

Self-dealing Restrictions

Our controlling shareholder, the Brazilian federal government, and the members of our board of directors, board of executive officers and Fiscal Council are required, in accordance with our bylaws, to:

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

However, the ability to convert dividend payments and proceeds from the sale of common or preferred shares or preemptive rights into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank of Brazil.  Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with CMN Resolution No. 2,689 may buy and sell securities on the BM&FBOVESPA without obtaining a separate certificate of registration for each transaction.

In addition, Annex III to Resolution No. 1,289 of the CMN, as amended, known as Annex III Regulations, allows Brazilian companies to issue depositary receipts in foreign exchange markets.  We currently have an ADR program for our common and preferred shares duly registered with the CVM and the Central Bank of Brazil.  The proceeds from the sale of ADSs by holders outside Brazil are free of Brazilian foreign exchange controls.

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

Memorandum and Articles of Association of PifCo

Register

PifCo is an exempted company incorporated with limited liability in the Cayman Islands under the Companies Law, as amended, with company registration number 76600. PifCo registered and filed its Memorandum and Articles of Association with the Registrar of Companies on September 24, 1997.  The company adopted an Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on May 7, 2007, adopted a further Amended and Restated Memorandum and Articles of Association by sole shareholder special resolution on February 23, 2008 and adopted a further Amended and Restated Memorandum and Articles of Association on September 9, 2011.  PifCo was initially incorporated with the name Brasoil Finance Company, which name was changed by special resolution of PifCo’s shareholder to Petrobras International Finance Company on September 25, 1997.  The last amendment to PifCo’s Memorandum and Articles of Association occurred on September 9, 2011, to amend the stated objects and purposes of PifCo.

Objects and Purposes

PifCo’s Memorandum and Articles of Association grants PifCo full power and authority to carry out any object not prohibited by law, as provided by Section 7(4) of the Companies Law.  In particular (but without limitation), PifCo’s primary object is to finance our business operations by, among other means, engaging in borrowings in the international capital markets supported by us through unconditional and irrevocable guaranties of payment for PifCo’s outstanding debt obligations.

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

•    Oil Reference Price:  will be equal to the average trading price of the month preceding the revision date (Crude Light West Texas Intermediate — WTI), in U.S.$/barrel, as published by the New York Mercantile Exchange, the NYMEX, under the code “CL,” for the eighteenth futures contract in terms of maturity,  minus the differential in relation to Brent crude oil. The Brent crude oil differential (the price of WTI minus the Brent price) shall be calculated using yearly averages of monthly projections as specified in the most recently published reports of the Pira Energy Group (available on their website for a fee) for the year following the revision, or, if not available, a comparable forecast published by an international entity renowned for its technical competence in the oil and natural gas industry. For each area under the Assignment Agreement, the calculation of the differential of the price of barrel of oil equivalent applicable to each area in relation to Brent crude oil shall be based on the most recent fluid characterization data available as of the revision date, and shall be conducted in accordance with the methodology specified in the ANP Ordinance No. 206/2000.

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

The ANP will impose fines on us for delays in the performance of the mandatory exploration program. If the delay is less than 24 months, the fine will correspond to the amount of such non-performed activities, proportional to the number of outstanding days. If the delay is greater than 24 months, then the fine will be equal to twice the amount of the activities of the mandatory exploration program for the relevant block.

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

Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or CMN Resolution No. 2,689. Registration under CMN Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See “—Taxation Relating to Our ADSs and Common and Preferred Shares—Brazilian Tax Considerations.”

Under CMN Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.  In accordance with CMN Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Under CMN Resolution No. 2,689, a foreign investor must:

•     appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•     appoint an authorized custodian in Brazil for its investments;

•     register as a foreign investor with the CVM; and

•     register its foreign investment with the Central Bank of Brazil.

Securities and other financial assets held by CMN Resolution No. 2,689 investors must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM.  In addition, any transfer of securities held under CMN Resolution No. 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization or occurring upon the death of an investor by operation of law or will.

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

Taxation on Interest on Shareholders’ Equity

Any payment of interest on shareholders’ equity to holders of ADSs or preferred or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% at the time we record such liability, whether or not the effective payment is made at that time. See “— Memorandum and Articles of Incorporation of Petrobras— Payment of Dividends and Interest on Shareholders’ Equity.” In the case of non-Brazilian residents that are resident in a Low or Nil Tax Jurisdiction (including in the view of Brazilian authorities the jurisdictions to which the Non-Transparency Rule applies), the applicable withholding income tax rate is 25%.  See “—Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction.”  The payment of interest at the SELIC rate that is applicable to payments of dividends applies equally to payments of interest on shareholders’ equity. The determination of whether or not we will make distributions in the form of interest on shareholders’ equity or in the form of dividends is made by our board of directors at the time distributions are to be made. We cannot determine how our board of directors will make these determinations in connection with future distributions.

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

Clarifications on Non-Brazilian Holders Resident or Domiciled in a Low or Nil Tax Jurisdiction

Law No. 9,779 of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at the rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction which does not impose any income tax or which imposes such tax at a maximum rate lower than 20%. Under certain circumstances, the Non-Transparency Rule is also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction. In addition, Law No. 11,727 of June 23, 2008 introduced the concept of a “privileged tax regime”, which is defined as a tax regime which (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or other jurisdiction or (b) contingent on the non-exercise of a substantial economic activity in the country or other jurisdiction; or (iii) does not tax or that taxes foreign source income at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. We believe that the best interpretation of Law No. 11,727/08 is that the new concept of a “privileged tax regime” will apply solely for purposes of the transfer pricing rules in export and import transactions, deductibility for Brazilian corporate income taxes and the thin capitalization rules and, would therefore generally not have an impact on the taxation of a non-Brazilian holder of preferred or common shares or ADSs, as discussed herein. However, we are unable to ascertain whether the privileged tax regime concept will also apply in the context of the rules applicable to Low or Nil Tax Jurisdictions, although the Brazilian tax authorities appear to agree with our position, in view of the provisions of the recently introduced Normative Ruling No. 1,037 of June 4, 2010.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Brazilian law imposes the IOF/Exchange on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most foreign currency exchange transactions, the rate of IOF/Exchange is 0.38%. However, foreign exchange transactions related to inflows of funds to Brazil for investments made by foreign investors in the Brazilian financial and capital markets are generally subject to IOF/Exchange at a rate of 6%, except for foreign exchange transactions in connection with (i) investments in variable income carried out in the Brazilian stock, commodities and/or future exchanges (except for derivatives with predetermined income), (ii) acquisitions of stock of Brazilian publicly traded companies in a public offer, and (iii) subscriptions of stock of Brazilian publicly traded companies, which are subject to IOF/Exchange at a zero percent rate. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are also subject to the IOF/Exchange tax at a zero percent rate.  This zero percent rate applies to payments of dividends and interest on shareholders’ equity received by foreign investors with respect to investments in the Brazilian financial and capital markets, such as investments made by a non-Brazilian holder as provided for in Resolution No. 2,689. The Brazilian Executive Branch may increase such rates at any time, up to 25% of the amount of the foreign exchange transaction, but not with retroactive effect.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder prior to January 1, 2013, with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a “passive foreign investment company” as defined for U.S. federal income tax purposes (a PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it should not be treated as a PFIC for U.S. federal income tax purposes with respect to its 2010 or 2011 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2011 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether the Company would be able to comply with these procedures. U.S. Holders of our ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

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

EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE OVERALL TAX CONSEQUENCES IN ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE CONSEQUENCES UNDER LAWS OTHER THAN U.S. FEDERAL INCOME TAX LAWS, OF AN INVESTMENT IN THE NOTES.

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

Item 11.                Qualitative and Quantitative Disclosures about Market Risk

Petrobras

Risk Management

We are exposed to a number of risks arising from our operations.  Such risks include the possibility that changes in prices of oil and oil products, foreign currency exchange rates or interest rates may adversely affect the value of our financial assets, liabilities, future cash flows and earnings.

We are also exposed to the credit risk of customers and financial institutions, arising from our business operations and cash management. Such risks involve the possibility of the non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

We adopt the practice of integrated risk management according to which management focuses not on the individual risks of operations or business units, but takes a wider view of the consolidated corporation, capturing possible natural hedges where available. For the management of market risk, financial structural actions are taken through the proper management of capital and indebtedness of the company rather than the use of derivative financial instruments.

Commodity Price Risk

Our sales of crude oil and oil products are related to international prices, which exposes us to price fluctuations in international markets.

For the purposes of managing our exposure to price fluctuations, we avoid, whenever possible and reasonable, the use of derivatives for hedging systemic operations (namely, buying and selling oil and products in order to provide for our operational needs).

The derivatives transactions are intended to protect the expected results of the transactions carried out abroad.  Our derivatives contracts provide economic hedges for anticipated crude oil and byproducts purchases and sales in the international markets, generally forecast to occur within a 30- to 360-day period.  Our exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged.  See Note 31 to our audited consolidated financial statements for more information about our commodity derivative transactions.

The following table sets forth a sensitivity analysis demonstrating the net change in fair value of a 10% adverse change in the price of the underlying commodity as of December 31, 2011, which is a 10% increase in the price of the underlying commodity for options, futures and swaps.

	Petrobras
Outstanding as of December 2011	Quantity	Fair Value(1)	+10% Sensitivity
	(mbbl)	(U.S.$ million)	(U.S.$ million)
Options:
Buy contracts	6,728
Sell contracts	(7,458)
		(2)	(2)
Futures:
Buy contracts	30,193
Sell contracts	(36,410)
		18	(121)
Swaps:
Receive variable/pay fixed	275
Receive fixed/pay variable	0
		0	0

(1)      Fair value represents an estimate of gain or loss that would be realized if contracts were settled at the balance sheet date.

Interest Rate and Exchange Rate Risk

The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio for 2011 and 2010.  Total debt portfolio includes long-term debt, capital leases, project financings, and current portions thereof, and short-term debt.
	Total Debt Portfolio
	2011	2010
	(%)
Real-denominated:
Fixed rate	0.3	0.3
Floating rate	23.4	25.0
Sub-total	23.7	25.3
U.S.dollar-denominated:(1)
Fixed rate	39.1	39.0
Floating rate (includes short-term debt)	31.0	33.5
Sub-total	70.1	72.5
Other currencies:
Fixed rate	4.7	0.4
Floating rate	1.5	1.8
Sub-total	6.2	2.2
Total	100.0	100.0
Floating rate debt:
Real-denominated	23.4	25.0
Foreign currency-denominated	32.6	35.3
Fixed rate debt:
Real-denominated	0.3	0.3
Foreign currency denominated	43.7	39.4
Total	100.0	100.0
U.S. dollars(1)	70.1	72.5
Euro	3.0	0.0
GBP	1.3	0.0
Japanese Yen	1.9	2.2
Brazilian reais	23.7	25.3
Total	100.00	100.0

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

The table below provides information about our total debt obligations as of December 31, 2011, which are sensitive to changes in interest rates and exchange rates.  This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations.  Variable interest rates are based on the applicable reference rate, LIBOR, TJLP, IGP-M or CDI as of December 31, 2011.

	2012	2013	2014	2015	2016	2017-2041	Total	Fair Value as of December 31, 2011
	(U.S.$ million, except for percentages)
Debt in GBP:
Fixed rate debt	-	-	-	-	-	1,088	1,088	1,069
Average interest rate	-	-	-	-	-	6.3%	-	-
Debt in Euro:
Fixed rate debt	-	-	-	-	-	2,397	2,397	2,371
Average interest rate	-	-	-	-	-	5.2%	-	-
Variable rate debt	9	9	9	7	-	-	34	32
Average interest rate	1.6%	1.7%	1.6%	1.7%	-	-	-	-
Debt in Japanese Yen:
Fixed rate debt	263	77	-	-	-	-	341	343
Average interest rate	3.3%	1.7%	-	-	-	-	-	-
Variable rate debt	155	296	166	166	166	294	1,244	1,181
Average interest rate	0.9%	1.2%	1.0%	1.0%	1.1%	1.5%	-	-
Debt in U.S. dollars:(1)
Fixed rate debt	238	724	530	112	4,470	25,975	32,048	37,854
Average interest rate	5.1%	8.1%	7.2%	4.1%	4.6%	6.9%	-	-
Variable rate debt	6,714	464	2,051	3,864	2,785	9,576	25,454	24,881
Average interest rate	2.5%	1.5%	2.4%	3.0%	3.3%	4.2%	-	-
Debt in Brazilian reais:
Fixed rate debt	22	33	33	33	33	115	270	248
Average interest rate	4.6%	4.5%	4.5%	4.5%	4.5%	4.5%	-	-
Variable rate debt	1,832	833	1,697	1,170	5,813	7,828	19,173	19,332
Average interest rate	10.2%	9.7%	10.3%	9.9%	10.8%	9.9%	-	-
Total debt obligations.	9,232	2,436	4,487	5,353	13,267	47,273	82,048	87,311

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

Commodity Price Risk

In the past, PifCo entered into derivative transactions in order to mitigate the impact of fluctuations in the price of crude oil and byproducts.  PifCo used futures contracts, swaps and options to protect its margins in anticipation of purchases and sales in the international markets.  PifCo does not hold derivative instruments for trading purposes as at December 31, 2011.

Interest Rate and Exchange Rate Risk

PifCo is exposed to market risks through eventual variations in interest rates or exchange rates, which may negatively affect the value of the company’s financial assets and liabilities.  PifCo follows the risk management policies of Petrobras.

The table below sets forth the amounts and related weighted average annual interest rates by expected maturity dates for PifCo’s long-term debt obligations at December 31, 2011:
Debt Obligations	2013	2014	2015	2016	2017	2018-2042	Total	Fair Value as of December 31, 2011
	(U.S.$ million, except for percentages)
Debt in GBP:
Fixed rate debt	-	-	-	-	-	1,088	1,088	1,069
Average interest rate	-	-	-	-	-	6.3%	-	-
Debt in Euro:
Fixed rate debt	-	-	-	-	-	2,397	2,397	2,371
Average interest rate	-	-	-	-	-	5.2%	-	-
Debt in U.S. Dollars:(1)
Fixed rate debt	374	398	-	3,854	-	12,473	17,099	19,465
Average interest rate	9.1%	7.8%	-	4.2%	-	6.5%	-	-
Variable rate debt	103	109	50	14	70	-	346	341
Average interest rate	2.0%	1.9%	2.6%	2.9%	3.1%	-	-	-
Total debt obligations	477	507	50	3,868	70	15,958	20,930	23,245

(1)      Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

Total Debt Portfolio	December 31, 2011	December 31, 2010
Debt in GBP:
Fixed rate debt	4.6%	0.0%
Floating rate debt	0.0%	0.0%
Debt in Euro:
Fixed rate debt	10.2%	0.0%
Floating rate debt	0.0%	0.0%
Debt in U.S. Dollars:(1)
Fixed rate debt	72.8%	78.8%
Floating rate debt	12.4%	21.2%
Total debt portfolio	100.0%	100.0%

(1)      Includes PifCo’s 2.15% Japanese Yen Bonds due 2016, where payment of principal and interest has been fixed in U.S. dollars under the cross currency swap described below.

PifCo’s long-term financings in U.S. dollars are derived mainly from notes and commercial banks, including trade lines of credit.  The interest rates for PifCo’s long-term banking financings range from 1.57% to 3.38% at December 31, 2011.

The table below sets forth the value of PifCo’s cross currency swap, in which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts.

Cross Currency Swaps Maturing in 2016	Interest Rate	Notional Amount	Fair Value
			December 31, 2011	December 31, 2010
	(%)	(Japanese Yen million)	(U.S.$ million)
Fixed to fixed		35,000	130	115
Average pay rate (U.S.$)	5.69
Average receive rate (Japanese Yen)	2.15
Total cross currency swaps		35,000	130	115

Item 12.                Description of Securities other than Equity Securities

American Depositary Shares

Effective January 3, 2012, The Bank of New York Mellon succeeded JPMorgan Chase Bank, N.A. as the Depositary for both of our common and preferred ADSs. In its capacity as Depositary, The Bank of New York Mellon will register and deliver the ADSs, each of which represents (i) two shares (or a right to receive two shares) deposited with the principal São Paulo office of Itaú Unibanco S.A., as custodian for the Depositary, and (ii) any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286.

Fees Payable by holders of our ADSs

ADR holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADR holders are required to pay the Depositary: (i) an annual fee of U.S.$0.02 (or less) per ADS for administering the ADR program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the depositary may decide in its sole discretion to seek payment by directly billing investors, by deducting the applicable amount from cash distributions or by charging the book-entry system accounts of ADR holders or their representatives. ADR holders may also be required to pay additional fees for certain services provided by the depositary, as set forth in the table below.
Depositary service	Fee payable by ADR holders
Issuance and delivery of ADSs, including issuances resulting from a distribution of shares or rights or other property	U.S.$5.00 per 100 ADSs (or portion thereof)
Distribution of dividends	U.S.$0.02 (or less) per ADS per year
Cancellation of ADSs for the purpose of withdrawal	U.S.$5.00 per 100 ADSs (or portion thereof)

Fees Payable by the Depositary to Petrobras

Effective January 3, 2012, the Depositary will reimburse us for certain expenses we incur in connection with the administration and maintenance of the ADR program. These reimbursable expenses will comprise investor relations expenses, listing fees, legal fees and other expenses related to the administration and maintenance of the ADR program. In addition, the Depositary has agreed to provide us with an additional reimbursement per annum equal to 80% of the dividend fee collected by the Depositary.

Prior to The Bank of New York Mellon succeeding JPMorgan Chase Bank, N.A. as Depositary on January 3, 2012, JPMorgan Chase Bank, N.A. reimbursed us for certain expenses we incurred in connection with the ADR program.  These reimbursable expenses comprised investor relations expenses, listing fees, legal and accounting fees and fees payable to service providers for the distribution of materials to ADR holders. For the year ended December 31, 2011, the gross aggregate amount of such reimbursements was approximately U.S.$7.8 million.

PART II

Item 13.                Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Both PifCo and we have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The managements of Petróleo Brasileiro S.A.—Petrobras and Petrobras International Finance Company—PifCo (each, a “Company”) are responsible for establishing and maintaining effective internal control over financial reporting and for their assessments of the effectiveness of internal control over financial reporting.

Each Company’s internal control over financial reporting is a process designed by, or under the supervision of Petrobras’ Audit Committee and each of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by each Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB.

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

Each of the Company’s management has assessed the effectiveness of each Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on such assessment and criteria, each of the Company’s management has concluded that each Company’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of each of the Company’s internal control over financial reporting as of December 31, 2011, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

The management of each Company identified no change in its internal control over financial reporting during the fiscal year ended December 31, 2011, that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

Item 16A.             Audit Committee Financial Expert

On June 17, 2005, our board of directors approved the appointment of an audit committee for purposes of the Sarbanes-Oxley Act of 2002.  Mr. Sérgio Franklin Quintella is the audit committee financial expert and he is independent, as defined in 17 CFR 240.10A-3.

PifCo’s board of directors currently serves as its audit committee for purposes of the Sarbanes-Oxley Act of 2002.  Mr. Marcos Antonio Silva Menezes is an “audit committee financial expert” within the meaning of this Item 16A, and he is not independent, as defined in 17 CFR 240.10A-3.

Item 16B.              Code of Ethics

We guide our business and our relations with third parties by ethical principles.  In 1998, our board of executive officers approved the Petrobras Code of Ethics, which was extended to all Petrobras companies in 2002, and renamed Petrobras System’s Code of Ethics.

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

Item 16C.              Principal Accountant Fees and Services

Audit and Non-Audit Fees

Petrobras

The following table sets forth the fees billed to us by our independent auditors, KPMG Auditores Independentes, during the fiscal years ended December 31, 2011 and 2010:
	Year Ended December 31,
	2011	2010
	(U.S.$ thousand)

Audit fees	16,445	15,446
Audit-related fees	546	320
Tax fees	377	398
Total fees	17,368	16,164

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of our annual financial statements (IFRS and Brazilian GAAP), interim reviews (IFRS and Brazilian GAAP), subsidiary audits (IFRS and Brazilian GAAP, among others) and review of periodic documents filed with the SEC.  In 2011, audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of U.S.$1,588 thousand, related to the audit of the internal controls.  “Audit-related fees” in the above table are the aggregate fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements and are not reported under “audit fees.”

Tax fees in the above table are fees billed by KPMG Auditores Independentes for services related to tax compliance reviews of the annual federal tax return and procedures with respect to income and sales taxes.

Our contract with KPMG Auditores Independentes was signed in 2006.  Under this contract, KPMG Auditores Independentes was hired to provide specialized technical accounting audit services for fiscal years 2006, 2007 and 2008. In April 2009, the contract was extended for two more years to cover fiscal years 2009 and 2010. In April 2011, we signed a new contract with KPMG Auditores Independentes to provide specialized technical accounting audit services for fiscal year 2011.

In January 2012, we signed a contract with PricewaterhouseCoopers Auditores Independentes–PwC, under which PwC was hired to provide specialized technical accounting audit services for fiscal years 2012, 2013 and 2014.

PifCo

The following table sets forth the fees billed to PifCo by its independent auditors KPMG Auditores Independentes, during the fiscal years ended December 31, 2011 and 2010:
	Year Ended December 31,
	2011	2010
	(U.S.$ thousand)

Audit fees	337	540
Audit-related fees	18	36
Total fees	355	576

Audit fees in the above table are the aggregate fees billed by KPMG Auditores Independentes in connection with the audit of PifCo’s annual financial statements (IFRS and Brazilian GAAP), interim reviews (IFRS and Brazilian GAAP), subsidiary audits (IFRS and local GAAP) and review of periodic documents filed with the SEC.  In 2011, audit fees include the aggregate fees billed by KPMG Auditores Independentes, in the amount of U.S.$18 thousand, related to the audit of the internal controls.  Fees disclosed under the category “audit-related fees” relate to services provided in connection with the issuance of PifCo’s notes in the international capital markets and assurance and related services that are reasonably related to the performance of the audit or reviews of PifCo’s financial statements and are not reported under “audit fees.”

PifCo’s contract with KPMG Auditores Independentes was signed in 2006. Under this contract, KPMG Auditores Independentes was hired to provide specialized technical accounting audit services for fiscal years 2006, 2007 and 2008. In April 2009, the contract was extended for two more years to cover fiscal years 2009 and 2010. In April 2011, we signed a new contract with KPMG Auditores Independentes to provide specialized technical accounting audit services for fiscal year 2011.

In January 2012, PifCo signed a contract with PricewaterhouseCoopers Auditores Independentes–PwC, under which PwC was hired to provide specialized technical accounting audit services for fiscal years 2012, 2013 and 2014.

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

Item 16D.             Exemptions from the Listing Standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements.  In reliance on the exemption in Rule 10A-3(b)(iv)(E), we have designated two members to our audit committee, Francisco Roberto de Albuquerque and Sergio Franklin Quintella, who are designees of the Brazilian federal government, which is our controlling shareholder and therefore one of our affiliates.  In our assessment, each of these members acts independently in performing the responsibilities of an audit committee member under the Sarbanes-Oxley Act and satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Petrobras

During the fiscal year ended December 31, 2011, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, nor we have purchased any of our equity securities.

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

With the exception of the CEO of the company (who is also a director), all of Petrobras’ directors are non-management directors. The internal regulation of Petrobras’ board of directors provides for the occurrence of an executive session without the presence of the CEO if a particular matter may represent a conflict of interests.

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

Petrobras has a set of Corporate Governance Guidelines (Diretrizes de Governança Corporativa) that address director qualification standards, responsibilities, compensation, orientation, self-appraisals and access to management. The guidelines do not reflect the independence requirements set forth in Sections 303A.01 and 303A.02 of the NYSE rules. Certain portions of the guidelines, including the responsibilities and compensation sections, are not discussed with the same level of detail set forth in the commentaries to the NYSE rules. The guidelines are available on Petrobras’ website.

Code of Ethics for Directors, Officers and Employees
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Petrobras has a Code of Ethics (Código de Ética) applicable to its employees and a Code of Good Practices (Código de Boas Práticas) applicable to directors and executive officers. No waivers of the provisions of the Code of Ethics or Code of Good Practices are permitted. Both documents are available on Petrobras’ website.

Certification Requirements
303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

PART III

Item 17.                Financial Statements

Not applicable.

Item 18.                Financial Statements

See pages F-2 through F-156, incorporated herein by reference.

Item 19.                Exhibits

No.	Description

1.1	Amended Bylaws of Petróleo Brasileiro S.A.-Petrobras, dated as of February 28, 2012.
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

2.1

Amended and Restated Deposit Agreement, dated as of January 3, 2012, among Petrobras, The Bank of New York Mellon, as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the common shares of Petrobras, and Form of ADR evidencing ADSs representing the common shares of Petrobras.

2.2

Amended and Restated Deposit Agreement, dated as of January 3, 2012, among Petrobras, The Bank of New York Mellon, as depositary, and registered holders and beneficial owners from time to time of the ADSs, representing the preferred shares of Petrobras, and Form of ADR evidencing ADSs representing the preferred shares of Petrobras.

2.3

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

2.4

Amended and Restated First Supplemental Indenture, originally dated as of July 6, 2001, as supplemented as of November 26, 2001, as amended and restated as of March 31, 2010, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 9.750% Senior Notes due 2011 (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.5

Amended and Restated Second Supplemental Indenture, initially dated as of July 2, 2003, as amended and restated as of September 18, 2003, as amended and restated as of March 31, 2010, among Petrobras International Finance Company, Petrobras and JPMorgan Chase Bank, as Trustee, relating to the 9.125% Global Notes due 2013 (incorporated by reference to Exhibit 2.9 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.6

Amended and Restated Third Supplemental Indenture, initially dated as of December 10, 2003, as amended and restated as of March 31, 2010, among Petrobras International Finance Company, Petrobras and JPMorgan Chase Bank, as Trustee, relating to the 8.375% Global Notes due 2018 (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.7

Indenture, dated as of July 6, 2001, between Petrobras International Finance Company and The Bank of New York Mellon, as Trustee, relating to the 9 ¾% Senior Notes due 2011 (incorporated by reference to Exhibit 4.1 to the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.8

Amended and Restated Fourth Supplemental Indenture, initially dated as of September 15, 2004, as amended and restated as of March 31, 2010, between Petrobras International Finance Company, Petrobras and JPMorgan Chase Bank, as Trustee, relating to the 7.75% Global Notes due 2014 (incorporated by reference to Exhibit 2.12 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

No.	Description

2.9

Registration Rights Agreement, dated as of July 6, 2001, among Petrobras International Finance Company, Petrobras, USB Warburg LLC, Banc of America Securities LLC, J.P. Morgan Securities Inc., RBC Dominion Securities Corporation and Santander Central Hispano Investment Securities Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement of Petrobras International Finance Company and Petrobras on Form F-4, filed with the Securities and Exchange Commission on December 6, 2001 (File No. 333-14170)).

2.10

Amended and Restated Fifth Supplemental Indenture, initially dated as of October 6, 2006, as amended and restated as of February 7, 2007, as amended and restated as of March 31, 2010, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., as Trustee, relating to the 6.125% Global Notes due 2016 (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.11	Sixth Supplemental Indenture, dated as of February 10, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee.
2.12

Amended and Restated First Supplemental Indenture, initially dated as of November 1, 2007, as amended and restated as of January 11, 2008, as amended and restated as of March 31, 2010, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.875% Global Notes due 2018 (incorporated by reference to Exhibit 2.15 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.13

Guaranty for the 9.125% Global Notes due 2013, dated as of March 31, 2010, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.14	Amended and Restated Guaranty for the 9.125% Global Notes due 2013, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee.
2.15

Guaranty for the 8.375% Global Notes due 2018, dated as of March 31, 2010, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.17 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.16	Amended and Restated Guaranty for the 8.375% Global Notes due 2018, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee.
2.17

Master Export Contract, dated as of December 21, 2001, between Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.14 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.18

Amendment to the Master Export Contract, dated as of May 21, 2003, among Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

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

2.21

Administrative Services Agreement, dated as of December 21, 2001, between Petrobras, as Delivery and Sales Agent, and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.16 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

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

2.24

Receivables Purchase Agreement, dated as of December 21, 2001, among Petrobras Finance Ltd., Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.18 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on July 1, 2002, and amendments to which were filed on December 13, 2002 and March 20, 2003 (File No. 333-14168)).

2.25

Amended and Restated Receivables Purchase Agreement, dated as of May 21, 2003, among Petrobras Finance Ltd., Petrobras and U.S. Bank, National Association, Cayman Islands Branch, solely in capacity as Trustee of the PF Export Receivables Master Trust (incorporated by reference to Exhibit 2.25 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.26

Prepayment Agreement, dated as of December 21, 2001, between Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.26 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.27

Amended and Restated Prepayment Agreement, dated as of May 2, 2003, between Petrobras and Petrobras Finance Ltd. (incorporated by reference to Exhibit 2.27 to the Annual Report on Form 20-F of Petrobras International Finance Company, filed with the Securities and Exchange Commission on June 19, 2003 (File No. 333-14168)).

2.28

Guaranty for the 7.75% Global Notes due 2014, dated as of March 31, 2010, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.30 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.29	Amended and Restated Guaranty for the 7.75% Global Notes due 2014, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee.
2.30

Guaranty for the 6.125% Global Notes due 2016, dated as of March 31, 2010, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.31 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.31	Amended and Restated Guaranty for the 6.125% Global Notes due 2016, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee.
2.32

Guaranty for the 5.875% Global Notes due 2018, dated as of March 31, 2010, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.32 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.33	Amended and Restated Guaranty for the 5.875% Global Notes due 2018, dated as of February 10, 2012, between Petrobras and The Bank of New York Mellon, as Trustee.
2.34

Amended and Restated Second Supplemental Indenture, initially dated as of February 11,2009, as amended and restated as of July 9, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 7.875% Global Notes due 2019 (incorporated by reference to Exhibit 2.33 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.35

Amended and Restated Guaranty, initially dated as of February 11, 2009, as amended and restated as of July 9, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.34 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.36

Third Supplemental Indenture, dated as of October 30, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.75% Global Notes due 2020 (incorporated by reference to Exhibit 2.35 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

No.	Description

2.37

Fourth Supplemental Indenture, dated as of October 30, 2009, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.875% Global Notes due 2040 (incorporated by reference to Exhibit 2.36 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.38

Guaranty for the 5.75% Global Notes due 2020, dated as of October 30, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.37 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.39

Guaranty for the 6.875% Global Notes due 2040, dated as of October 30, 2009, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.38 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2010 (File Nos. 001-15106 and 001-33121)).

2.40

Fifth Supplemental Indenture, dated as of January 27, 2011, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 3.875% Global Notes due 2016 (incorporated by reference to Exhibit 2.39 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

2.41

Guaranty for the 3.875% Global Notes due 2016, dated as of January 27, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.40 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

2.42

Sixth Supplemental Indenture, dated as of January 27, 2011, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.375% Global Notes due 2021 (incorporated by reference to Exhibit 2.41 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

2.43

Amended and Restated Sixth Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 5.375% Global Notes due 2021 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.44

Guaranty for the 5.375% Global Notes due 2021, dated as of January 27, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.42 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

2.45

Amended and Restated Guaranty for the 5.375% Global Notes due 2021, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.46

Seventh Supplemental Indenture, dated as of January 27, 2011, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 2.43 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

2.47

Amended and Restated Seventh Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 6.750% Global Notes due 2041 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.48

Guaranty for the 6.750% Global Notes due 2041, dated as of January 27, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 2.44 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

2.49

Amended and Restated Guaranty for the 6.750% Global Notes due 2041, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

No.	Description

2.50

Eighth Supplemental Indenture, dated as of December 9, 2011, among Petrobras International Finance Company, Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, relating to the 4.875% Global Notes due 2018 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 9, 2011 (File Nos. 001-15106 and 001-33121)).

2.51

Guaranty for the 4.875% Global Notes due 2018, dated as of December 9, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 9, 2011 (File Nos. 001-15106 and 001-33121)).

2.52

Ninth Supplemental Indenture, dated as of December 9, 2011, among Petrobras International Finance Company, Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, relating to the 5.875% Global Notes due 2022 (incorporated by reference to Exhibit 4.5 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 9, 2011 (File Nos. 001-15106 and 001-33121)).

2.53

Guaranty for the 5.875% Global Notes due 2022, dated as of December 9, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.4 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 9, 2011 (File Nos. 001-15106 and 001-33121)).

2.54

Tenth Supplemental Indenture, dated as of December 12, 2011, among Petrobras International Finance Company, Petrobras, The Bank of New York Mellon, as Trustee, The Bank of New York Mellon, London Branch, as Principal Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, relating to the 6.250% Global Notes due 2026 (incorporated by reference to Exhibit 4.2 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 12, 2011 (File Nos. 001-15106 and 001-33121)).

2.55

Guaranty for the 6.250% Global Notes due 2026, dated as of December 12, 2011, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on December 12, 2011 (File Nos. 001-15106 and 001-33121)).

2.56

Eleventh Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 2.875% Global Notes due 2015 (incorporated by reference to Exhibit 4.8 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.57

Guaranty for the 2.875% Global Notes due 2015, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.7 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.58

Twelfth Supplemental Indenture, dated as of February 6, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee, relating to the 3.500% Global Notes due 2017 (incorporated by reference to Exhibit 4.11 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.59

Guaranty for the 3.500% Global Notes due 2017, dated as of February 6, 2012, between Petrobras and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.10 to Form 6-K of Petrobras and Petrobras International Finance Company, furnished to the Securities and Exchange Commission on February 6, 2012 (File Nos. 001-15106 and 001-33121)).

2.60	Thirteenth Supplemental Indenture, dated as of February 10, 2012, among Petrobras International Finance Company, Petrobras and The Bank of New York Mellon, as Trustee.
2.61

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

2.62

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

2.63

Assignment Agreement, dated as of September 3, 2010, among Petrobras, the Brazilian federal government and the National Petroleum, Natural Gas and Biofuels Agency (incorporated by reference to Exhibit 2.47 to the Annual Report on Form 20-F of Petrobras and Petrobras International Finance Company, filed with the Securities and Exchange Commission on May 26, 2011 (File Nos. 001-15106 and 001-33121)).

No.	Description

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

4.1

Form of Concession Agreement for Exploration, Development and Production of crude oil and natural gas executed between Petrobras and the ANP (incorporated by reference to Exhibit 10.1 of Petrobras’ Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 14, 2000 (File No. 333-12298)).

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on March 30, 2012.

Petróleo Brasileiro S.A.—PETROBRAS

By:     /s/ Maria das Graças Silva Foster

Name: Maria das Graças Silva Foster
Title:   Chief Executive Officer

By:       /s/ Almir Guilherme Barbassa
Name: Almir Guilherme Barbassa
Title: Chief Financial Officer and Chief Investor       Relations Officer

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on March 30, 2012.

Petrobras International Finance Company—PifCo

By:       /s/ Daniel Lima de Oliveira
Name: Daniel Lima de Oliveira
Title: Chairman and Chief Executive Officer

By:       /s/ Sérvio Túlio da Rosa Tinoco
Name: Sérvio Túlio da Rosa Tinoco
Title: Chief Financial Officer

Petróleo Brasileiro S.A. - Petrobras and subsidiaries Consolidated financial statements December 31, 2011, 2010 and 2009 with Report of Independent Registered Public Accounting Firm

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated financial statements

December 31, 2011, 2010 and 2009

Consolidated notes to the financial statements

Review Report of Independent Registered Public Accounting Firm

To

The Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

We have audited the accompanying consolidated statements of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Petróleo Brasileiro S.A. – Petrobras and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in COSO.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 30, 2012

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Financial Position

Years ended December 31, 2011 and 2010

(In millions of Dollars)

		As of December 31,				As of December 31,
Assets	Note	2011	2010	Liabilities	Note	2011	2010

Current assets				Current liabilities
Cash and cash equivalents	5	19,057	17,655	Trade accounts payable	15	11,863	10,427
Marketable securities	6	8,961	15,612	Current debt	16	10,067	8,951

Accounts receivable, net	7	11,756	10,845	Current portion of finance lease obligations	17.1	44	105
Inventories	8	15,165	11,808	Taxes payable	20.2	5,847	6,038
Recoverable taxes	20.1	6,848	5,262	Dividends payable		2,067	2,158
Advances to suppliers		740	786	Payroll and related charges		1,696	1,531
Other current assets		2,065	1,591	Profit sharing	22	832	1,014
		64,592	63,559	Employees' postretirement benefits
				obligations - Pension and health care	21.5	761	782
				Other current liabilities		3,187	2,571
						36,364	33,577

Non-current assets
Accounts receivable, net	7	3,253	3,260	Non-current liabilities
Marketable securities	6	3,064	3,120	Long-term debt	16	72,718	60,417
Restricted deposits for legal proceedings and guarantees	9	1,575	1,674	Finance lease obligations	17.1	98	115
Deferred tax assets	20.3	9,199	10,226	Deferred tax liabilities	20.3	17,736	15,543
Advances to suppliers		3,141	2,979	Employees' postretirement benefits
Other long-term receivables		1,725	1,378	obligations - Pension and health care	21.5	8,878	9,169
		21,957	22,637	Legal proceedings provisions	28	726	759
				Provision for decomissioning cost	19	4,712	3,904
				Other non-current liabilities		1,068	761
						105,936	90,668

Investments	11.2	6,530	6,957
Property, plant and equipment , net	12	182,465	168,104
Intangible assets	13	43,866	48,937	Shareholders' equity	23
		232,861	223,998	Paid in capital		107,355	107,341
				Additional paid in capital		316	7
				Profit reserves		60,224	46,417

				Accumulated other comprehensive income		7,943	30,345
				Petrobras shareholder's equity		175,838	184,110
				Non-controlling interests		1,272	1,839
				Total equity		177,110	185,949

Total assets		319,410	310,194	Total liabilities and shareholder's equity		319,410	310,194

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Income

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars, except income per share)

		Year ended December 31,
	Note	2011	2010	2009
Sales revenues	24	145,915	120,452	91,146
Cost of sales	25	(99,595)	(77,145)	(54,023)
Gross profit		46,320	43,307	37,123

Income (expenses)
Selling expenses	25	(5,346)	(4,863)	(3,693)
Administrative and general expenses	25	(5,161)	(4,441)	(3,662)
Exploration costs		(2,630)	(2,168)	(2,061)
Research and development expenses		(1,454)	(989)	(685)
Other taxes		(460)	(509)	(327)
Other operating income and expenses, net	26	(3,984)	(3,965)	(3,772)
		(19,035)	(16,935)	(14,200)

Net income before financial results, profit sharing and income taxes		27,285	26,372	22,923

Financial income (expenses), net	27	76	1,551	97

Equity in results of non consolidated companies		230	347	120

Profit sharing	22	(867)	(996)	(860)

Income before income taxes		26,724	27,274	22,280

Income tax	20.5	(6,732)	(6,825)	(5,421)

Net income		19,992	20,449	16,859

Net income (loss) attributable to:

Shareholders of Petrobras		20,121	20,055	15,308

Non-controlling interests		(129)	394	1,551

		19,992	20,449	16,859

Basic and diluted earnings per share in U.S. dollar	23.6	1.54	2.03	1.74

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Comprehensive Income

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December 31,
	2011	2010	2009

Net income before non-controlling interest	19,992	20,449	16,859
Other comprehensive income
Cummulative translation adjustments	(21,859)	7,157	23,443
Deemed cost of associates	6	6	4
Unrealized results on available-for-sale securities
Recognized in shareholders' equity	72	185	346
Reclassified to profit or loss	14	(4)	18
Unrealized results on cash flow hedge
Recognized in shareholders' equity	(29)	8	(49)
Reclassified to profit or loss	4	(7)
Deferred income tax	(25)	(62)	(79)
	(21,817)	7,283	23,683
Total comprehensive income (loss)	(1,825)	27,732	40,542
Comprehensive income attributable to:
Shareholders of Petrobras	(1,671)	27,382	38,457
Non-controlling interests	(154)	350	2,085
Total comprehensive income (loss)	(1,825)	27,732	40,542

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

		Additional paid-in capital		Capital reserves	Accumulated other comprehensive income		Profit reserves

	Paid-in capital	Shares issuance costs	Change in interest in subsidiaries	Tax incentives	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras	Non- controlling interests	Total consolidated shareholders' equity

Adjusted balances at January 1, 2009	33,790			220		(132)	4,038	385	238	22,513	(809)	60,243	634	60,877

Change in interest in subsidiaries			849								81	930	(885)	45
Net income											15,308	15,308	1,551	16,859
Other comprehensive income:
Cumulative translation adjustments					22,909							22,909	534	23,443
Unrealized gains in available-for-sale securities and cash flow hedge						237						237		237
Realization of deemed cost						(4)					(90)	(94)		(94)
Distributions:
Allocations of net income in reserves							765	169	318	8,791	(10,044)	(1)		(1)
Dividends											(5,162)	(5,162)	(599)	(5,761)
Balance at December 31, 2009	33,790		849	220	22,909	101	4,803	554	556	31,304	(716)	94,370	1,235	95,605

Capital increase with reserves	3,471			(220)				(520)	(8)	(2,723)
Capital increase with issuing of shares	70,080	(279)										69,801		69,801
Change in interest in subsidiaries			(563)									(563)	175	(388)
Net income											20,055	20,055	394	20,449
Other comprehensive income:
Cumulative translation adjustments					7,221						(20)	7,201	(44)	7,157
Unrealized gains in available-for-sale securities and cash flow hedge						120						120		120
Realization of deemed cost						(6)					6
Distributions:
Allocations of net income in reserves							1,003	537	150	10,761	(12,451)
Dividends											(6,874)	(6,874)	79	(6,795)
Balance at December 31, 2010	107,341	(279)	286		30,130	215	5,806	571	698	39,342		184,110	1,839	185,949

Capital increase with reserves	14								(14)
Capital increase with issuing of shares
Change in interest in subsidiaries			309									309	(292)	17
Net income											20,121	20,121	(129)	19,992
Other comprehensive income:
Cumulative translation adjustments					(22,433)						599	(21,834)	(25)	(21,859)
Unrealized gains in available-for-sale securities and cash flow hedge						37						37		37
Realization of deemed cost						(6)					6
Distributions:
Allocations of net income in reserves							1,006	537	43	12,235	(13,821)
Dividends											(6,905)	(6,905)	(121)	(7,026)
	107,355	(279)	595		7,697	246	6,812	1,108	727	51,577		175,838	1,272	177,110
Balance at December 31, 2011	107,355	316			7,943		60,224					175,838	1,272	177,110

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December, 31
	2011	2010	2009
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	20,121	20,055	15,308

Adjustments for:
Non-controlling interests	(129)	394	1,551
Equity in results of non-consolidated companies	(230)	(347)	(120)
Depreciation, depletion and amortization	10,535	8,308	7,129
Impairment	1,056	402	572
Dry hole costs	1,480	1,215	1,158
Losses (gains) on disposal of non-current assets	527	179	108
Exchange variation, monetary and finance charges	3,799	(7)	(1,293)
Deferred income taxes, net	3,599	3,299	880

Increase/decrease in assets
Accounts receivable	(2,326)	(2,454)	(191)
Inventories	(5,035)	(453)	(1,500)
Other assets	(2,537)	13	1,433
Increase/decrease in liabilities
Trade accounts payable	2,455	248	610
Taxes payable	(1,991)	(2,089)	297
Employee's post-retirement benefits obligations - Pension and health care	893	780	531
Other liabilities	1,481	567	(528)
Net cash provided by operating activities	33,698	30,110	25,945
Cash flows from Investment activities
"Cessão Onerosa” - Concession rights acquired		(43,868)
Settlement made through LFTs		39,517
Settlement made through cash and cash equivalents		(4,351)
Other investments in exploration and production of oil and gas		(16,936)
Investments in exploration and production of oil and gas	(18,714)	(21,287)	(16,055)
Investments in refining, transportation and marketing	(15,683)	(15,982)	(9,711)
Investments in gas and power	(2,627)	(4,135)	(5,241)
Investment in international segment	(2,360)	(2,332)	(3,197)
Investments in distribution	(630)	(494)	(291)
Investiments in biofuel	(299)	(688)	(121)
Other investments	(1,400)	(607)	(768)
Marketable securities	6,683	(14,652)	194
Dividends received	411	226	34
Net cash used in investment activities	(34,619)	(59,951)	(35,156)

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Statement of Cash Flows (Continued)

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December, 31
	2011	2010	2009
Cash flows from Financing activities
Capital issuance		70,080
Contribution in LFTs		(39,517)
Proceeds from share issuance	-	30,563	-
Shares issuance costs	-	(279)	-
Acquisition of non-controlling interest	27	(342)	-
Financing and loans, net	-	-	-
Proceeds from borrowings	23,951	21,781	37,498
Repayment of principal	(8,750)	(11,347)	(11,992)
Repayment of interest	(4,574)	(3,659)	(1,693)
Assignments of credit rights - FIDC NP	-	-	-
Dividends paid	(6,422)	(5,398)	(7,724)
Net cash provided by financing activities	4,232	31,319	16,089
	-
Effect of exchange rate on cash and cash equivalents	(1,909)	(45)	2,845

Net increase/ (decrease) in cash and cash equivalents in the year	1,402	1,433	9,723
	-	-	-
Cash and cash equivalents at the beginning of the year	17,655	16,222	6,499
	-
Cash and cash equivalents at the end of the year	19,057	17,655	16,222
	-
			-
	-	-	-
Additional information on cash flows:	-
Amounts paid and received during the year	-
Income tax	2,053	2,658	4,298
Third party income tax withheld at source	2,366	1,652	1,938
	4,419	4,310	6,236
Investment and financing transactions not involving cash	-
Acquisition of property, plant and equipment on credit	10	30	61
Acquisition of property, plant and equipment on contract with the transfer of
benefits, risks and control of assets	21	-	55
Capital increase with public bonds, used for purchase of exploration rights
(“cessão onerosa” - concession rights acquired)	-	39,517	-
Formation of provision for decommissioning cost	1,375	964	(369)

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

Revenues and net income by segment are follows:

	Year ended December 31, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel(1)	Distribution	International	Corporate (1)	Eliminations	Total
Sales revenues	74,117	118,630	9,738	320	44,001	16,956	-	(117,847)	145,915
Intersegments	73,601	38,146	1,304	288	731	3,777	-	(117,847)	-
Third parties	516	80,484	8,434	32	43,270	13,179	-	-	145,915
Cost of sales	(32,883)	(122,897)	(5,698)	(351)	(40,347)	(12,933)	-	115,514	(99,595)
Gross profit	41,234	(4,267)	4,040	(31)	3,654	4,023	-	(2,333)	46,320
Income (expenses)	(4,198)	(4,194)	(1,519)	(134)	(2,459)	(1,901)	(4,809)	179	(19,035)
Selling, administrative and general expenses	(489)	(3,306)	(1,038)	(66)	(2,403)	(928)	(2,456)	179	(10,507)
Exploration costs	(2,182)	-	-	-	-	(448)	-	-	(2,630)
Research and development expenses	(743)	(280)	(69)	(30)	(5)	-	(327)	-	(1,454)
Other taxes	(48)	(53)	(97)	(1)	(24)	(113)	(124)	-	(460)
Other operating income and expenses, net	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	-	(3,984)
Income (loss) before financial results, profit sharing and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Financial income (expenses), net	-	-	-	-	-	-	76	-	76
Equity in results of non-consolidated companies	44	(98)	238	15	5	24	2	-	230
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)	-	(867)
Income (loss) before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Income tax	(12,495)	3,025	(845)	56	(360)	(926)	4,145	668	(6,732)
Net income (loss)	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Net income (loss) attributable to:
Shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121
Non-controlling interests	(12)	(10)	18	-	-	12	(137)	-	(129)
	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992

(1)     As from 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 and 2009 information was reclassified.

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information (Continued)

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December 31, 2010
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel(1)	Distribution	International	Corporate (1)	Eliminations	Total

Sales revenues	54,273	97,936	8,492	272	37,282	13,519	-	(91,322)	120,452
Intersegments	54,031	32,539	1,001	238	718	2,795	-	(91,322)	-
Third parties	242	65,397	7,491	34	36,564	10,724	-	-	120,452
Cost of sales	(25,201)	(91,170)	(6,232)	(273)	(34,078)	(10,565)	-	90,374	(77,145)
Gross profit	29,072	6,766	2,260	(1)	3,204	2,954	-	(948)	43,307
Income (expenses)	(3,316)	(3,594)	(1,412)	(70)	(2,057)	(1,860)	(4,793)	167	(16,935)
Selling, administrative and general expenses	(452)	(2,924)	(1,036)	(40)	(1,976)	(875)	(2,141)	140	(9,304)
Exploration costs	(1,485)	-	-	-	-	(683)	-	-	(2,168)
Research and development expenses	(440)	(216)	(73)	-	(5)	(1)	(254)	-	(989)
Other taxes	(124)	(68)	(30)	(1)	(17)	(119)	(150)	-	(509)
Other operating income and expenses, net	(815)	(386)	(273)	(29)	(59)	(182)	(2,248)	27	(3,965)
Income (loss) before financial results, profit sharing and income taxes	25,756	3,172	848	(71)	1,147	1,094	(4,793)	(781)	26,372
Financial income (expenses), net	-	-	-	-	-	-	1,551	-	1,551
Equity in results of non-consolidated companies	-	192	181	(6)	4	(13)	(11)	-	347
Profit sharing	(317)	(223)	(39)	-	(70)	(28)	(319)	-	(996)
Income (loss) before income taxes	25,439	3,141	990	(77)	1,081	1,053	(3,572)	(781)	27,274
Income tax	(8,641)	(1,015)	(275)	24	(371)	(254)	3,429	278	(6,825)
Net income (loss)	16,798	2,126	715	(53)	710	799	(143)	(503)	20,449
Net income (loss) attributable to:
Shareholders of Petrobras	16,874	2,088	736	(53)	710	730	(527)	(503)	20,055
Non-controlling interests	(76)	38	(21)	-	-	69	384	-	394
	16,798	2,126	715	(53)	710	799	(143)	(503)	20,449

(1)   As from 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 and 2009 information was reclassified.

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information (Continued)

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

	Year ended December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	Distribution	International	Corporate (1)	Eliminations	Total

Sales revenues	38,759	74,381	4,923	118	29,652	10,239	-	(66,926)	91,146
Intersegments	38,286	25,136	938	117	685	1,764	-	(66,926)	-
Third parties	473	49,245	3,985	1	28,967	8,475	-	-	91,146
Cost of sales	(19,907)	(61,376)	(3,377)	(137)	(27,081)	(8,314)	-	66,169	(54,023)
Gross profit	18,852	13,005	1,546	(19)	2,571	1,925	-	(757)	37,123
Income (expenses)	(3,864)	(2,778)	(909)	(49)	(1,585)	(1,568)	(3,559)	112	(14,200)
Selling, administrative and general expenses	(335)	(2,351)	(533)	(31)	(1,585)	(808)	(1,840)	128	(7,355)
Exploration costs	(1,575)	-	-	-	-	(486)	-	-	(2,061)
Research and development expenses	(259)	(169)	(32)	-	(5)	(2)	(218)	-	(685)
Other taxes	(48)	(47)	(19)	(1)	(13)	(78)	(121)	-	(327)
Other operating income and expenses, net	(1,647)	(211)	(325)	(17)	18	(194)	(1,380)	(16)	(3,772)
Income (loss) before financial results, profit sharing and income taxes	14,988	10,227	637	(68)	986	357	(3,559)	(645)	22,923
Financial income (expenses), net	-	-	-	-	-	-	97	-	97
Equity in results of non-consolidated companies	-	126	124	-	(14)	(116)	-	-	120
Profit sharing	(281)	(114)	(23)	(1)	(58)	(34)	(349)	-	(860)
Income (loss) before income taxes	14,707	10,239	738	(69)	914	207	(3,811)	(645)	22,280
Income tax	(4,938)	(3,411)	(193)	23	(331)	(258)	3,427	260	(5,421)
Net income (loss)	9,769	6,828	545	(46)	583	(51)	(384)	(385)	16,859
Net income (loss) attributable to:
Shareholders of Petrobras	9,825	6,742	487	(46)	582	(123)	(1,774)	(385)	15,308
Non-controlling interests	(56)	86	58	-	-	72	1,391	-	1,551
	9,769	6,828	545	(46)	582	(51)	(383)	(385)	16,859

(1)     As from 2011 Biofuel’s results are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 and 2009 information was reclassified.

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information (Continued)

Years ended December 31, 2011 and 2010

(In millions of Dollars)

The following represents the Company’s assets by segments:

Assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuel (1)	Distribution	International	Corporate (1)	Eliminations	Total

Current assets	5,617	21,966	2,509	128	4,241	4,410	32,990	(7,269)	64,592
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	12,336	(336)	254,818
Long-term receivables	4,140	4,217	1,626	17	663	2,913	8,717	(336)	21,957
Investments	12	3,362	1,152	859	45	999	101	-	6,530
Property, plant and equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022	-	182,465
Intangible assets	40,805	156	390	-	426	1,593	496	-	43,866

As of December 31, 2011	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410

Current assets	3,681	17,238	3,053	126	3,950	3,309	38,176	(5,974)	63,559
Non-current assets	132,919	53,277	27,056	1,007	3,434	13,649	15,455	(162)	246,635
Long-term receivables	3,762	3,605	1,608	8	576	2,352	10,888	(162)	22,637
Investments	-	3,890	1,207	670	44	1,042	104	-	6,957
Property, plant and equipment, net	83,135	45,622	24,015	328	2,404	8,716	3,884	-	168,104
Intangible assets	46,022	160	226	1	410	1,539	579	-	48,937

As of December 31, 2010	136,600	70,515	30,109	1,133	7,384	16,958	53,631	(6,136)	310,194

(1)     As from 2011 Biofuel’s assets are presented separately. This information was previously included in the Corporate Segment. For comparative purposes, the 2010 information was reclassified.

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Segment Information

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

Consolidated information of International Segment is presented bellow:

	Year ended December 31, 2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	5,148	8,510	543	4,972	-	(2,217)	16,956
Intersegments	3,808	2,142	23	27	-	(2,223)	3,777
Third parties	1,340	6,368	520	4,945	-	6	13,179

Income (loss) before financial results, profit sharing and income taxes	2,379	(136)	115	80	(304)	(12)	2,122

Net income (loss) attributable to shareholders of Petrobras	1,331	(128)	158	67	(237)	(12)	1,179

	Year ended December 31, 2010
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	3,738	7,498	548	4,125	-	(2,390)	13,519
Intersegments	2,990	2,142	44	33	-	(2,414)	2,795
Third parties	748	5,356	504	4,092	-	24	10,724

Income (loss) before financial results, profit sharing and income taxes	1,217	43	70	5	(233)	(8)	1,094

Net income (loss) attributable to shareholders of Petrobras	863	52	85	5	(267)	(8)	730

	Year ended December 31, 2009
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	2,838	5,833	495	2,755	15	(1,697)	10,239
Intersegments	1,952	1,403	58	45	5	(1,699)	1,764
Third parties	886	4,430	437	2,710	10	2	8,475

Income (loss) before financial results, profit sharing and income taxes	577	(56)	79	19	(293)	31	357

Net income (loss) attributable to shareholders of Petrobras	388	(94)	99	18	(565)	31	(123)

Total Assets
As of December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427
As of December 31, 2010	12,432	3,261	911	988	1,705	(2,339)	16,958

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

Years ended December 31, 2011, 2010 and 2009

(In millions of Dollars)

1.      The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a Brazilian petroleum company which, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company”) is dedicated to prospecting, drilling, refining, processing, trading and transporting petroleum originating from wells, shale or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities.  The Company’s head office is located in Rio de Janeiro - RJ.

2.      Basis of preparation

2.1  Statement of compliance

The consolidated financial statements are being presented in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) in U.S. dollar.

The consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2012.

2.2  Basis of measurement

The financial statements are prepared on the historical cost basis with some exceptions, as detailed in the accounting policies set out below. These policies have been applied consistently to all periods presented in these consolidated financial statements.

2.3  Functional and presentation currency

Petrobras has selected the U.S. Dollar as its presentation currency. The functional currency of Petrobras and all Brazilian subsidiaries is the Brazilian Real. The functional currency of Petrobras International Finance Company – PifCo and some subsidiaries and certain of the special purpose companies that operate in the international economic environment is the U.S. dollar, and the functional currency of Petrobras Argentina is the Argentine Peso.

The U.S. dollar amounts for the years presented have been translated from the Brazilian Real amounts in accordance with IAS 21 “The effects of changes in foreign exchange rates”. Transactions occurring in foreign currencies are first remeasured to the Brazilian Real and then translated to the U.S. dollar, with remeasurement gains and losses being recognized in the income statement.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

2.   Basis of preparation (Continued)

2.3 Functional and presentation currency (Continued)

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation gain or loss resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.

The cumulative translations adjustment was set to nil at January 1, 2009 (the transition date of IFRS).

2.4  Use of estimates and judgments

In the preparation of the consolidated financial statements it is necessary to use estimates and assumptions for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, pension and health plans liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for contingencies, fair value of financial instruments, present value adjustments of accounts receivable and payable of relevant transactions, income tax. Although Management uses its best estimates and judgments that are reviewed periodically, the actual results could differ from these estimates.

2.5  Business segment reporting

The following segment information has been prepared in accordance with IFRS 8 - Business segments.

Transactions carried out with third parties and between business segments are measured in accordance with internal transfer prices based on market information.

The Company operates under the following segments:

a) Exploration and Production: This segment covers the activities of exploration, production development and production of oil, NGL (natural gas liquid) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and, also, selling on  the domestic and foreign markets the surplus petroleum and oil products produced in their natural gas processing plants.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

2.   Basis of preparation (Continued)

2.5 Business segment reporting (Continued)

b) Refining, Transportation & Marketing: This segment covers the refining, logistics, transport and trading activities of oil and oil products, exporting of ethanol, extraction and processing of shale, as well as holding interests in companies of the petrochemical sector in Brazil.

c) Gas and Power: This segment covers activities of transportation and trading of natural gas produced in Brazil or imported, transportation and trading of LNG, generation and trading of electric power, as well as the corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuel: This segment covers activities of production of biodiesel and its co-products and ethanol activities, through equity investments, production and marketing of ethanol, sugar and the excess electric power generated from sugarcane bagasse.

e) Distribution: This segment covers the distribution of oil products, ethanol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

f) International: This segment covers activities for exploration and production of oil and gas, refining, transportation and marketing, gas and power, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other segments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners, are allocated in the corporate segment.

3.      Consolidation basis

The consolidated financial statements of subsidiaries, jointly controlled entities and specific purpose entities are included in the consolidated financial statements pursuant to the accounting policies adopted by Petrobras.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

3.   Consolidation basis (Continued)

The consolidated financial statements comprise the consolidated financial statements of Petrobras and the following companies:

a)      Subsidiaries

		Ownership percentage - %
		Subscribed, paid in and voting
Subsidiaries	Country	2011	2010
Petrobras Química S.A. - Petroquisa and its subsidiaries	Brazil	100.00	100.00
Petrobras Distribuidora S.A. - BR and its subsidiaries	Brazil	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	Cayman Islands	100.00	100.00
Braspetro Oil Company - BOC (i)	Cayman Islands	99.99	99.99
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii)	Holand	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iii)	Brazil	100.00	100.00
Petrobras Negócios Eletrônicos S.A. - E-Petro (iv)	Brazil	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries	Brazil	99.99	99.99
Petrobras International Finance Company - PifCo and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiaries	Brazil	100.00	100.00
Downstream Participações Ltda. and its subsidiary	Brazil	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i)	Holand	100.00	100.00
5283 Participações Ltda.	Brazil	100.00	100.00
FAFEN Energia S.A. and its subsidiary (v)	Brazil		100.00
Baixada Santista Energia Ltda.	Brazil	100.00	100.00
Sociedade Fluminense de Energia Ltda. - SFE	Brazil	100.00	100.00
Termorio S.A.(v)	Brazil		100.00
Termoceará Ltda.	Brazil	100.00	100.00
Termomacaé Ltda.	Brazil	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	Brazil	100.00	100.00
Usina Termelétrica de Juiz de Fora S.A (v)	Brazil		100.00
Fundo de Investimento Imobiliário RB Logística - FII	Brazil	99.00	99.00
Termobahia S.A.	Brazil	98.85	98.85
Petrobras Biocombustível S.A.	Brazil	100.00	100.00
Refinaria Abreu e Lima S.A.	Brazil	100.00	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiary (i)	Austria	100.00	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Brazil	100.00	100.00
Comperj Petroquímicos Básicos S.A(v)	Brazil		100.00
Comperj PET S.A.(v)	Brazil		100.00
Comperj Participações S.A.	Brazil	100.00	100.00
Comperj Estirênicos S.A.	Brazil	100.00	100.00
Comperj MEG S.A.	Brazil	100.00	100.00
Comperj Poliolefinas S.A.	Brazil	100.00	100.00
Breitener Energética S.A. and its subsidiaries	Brazil	65.00	65.00
Cayman Cabiunas Investment CO. (i)	Cayman Islands	100.00	100.00
Ibiritermo S.A.	Brazil	50.00	50.00
Innova S.A.	Brazil	100.00
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU (vi)	Brazil	100.00
Companhia de Recuperação Secundária S.A. – CRSEC	Brazil	100.00

(i)        Companies headquartered abroad with consolidated financial statements prepared in a foreign currency.

(ii)      11.87% interest in 2011 ( 11.45% in 2010 ) of 5283 Participações Ltda.

(iii)     0.09% interest of Petrobras Gás S. A. - Gaspetro.

(iv)     0.05% interest of Downstream.

(v)       Companies merged into Petrobras - Petróleo Brasileiro S.A.

(vi)     20% interest of Comperj Participações S.A.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

3.   Consolidation basis (Continued)

b)      Specific purpose entities - SPE

Specific purpose entities - SPE	Country	Main activity
Charter Development LLC – CDC (i)	USA	Exploration and production
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	Refining
Nova Transportadora do Nordeste S.A. – NTN	Brazil	Logistics
Nova Transportadora do Sudeste S.A. – NTS	Brazil	Logistics
PDET Offshore S.A.	Brazil	Exploration and production
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate

(i)       Companies headquartered abroad with consolidated financial statements prepared in a foreign currency.

Consolidated financial statements comprise the sum of assets, liabilities, income and expenses, according to their nature. Intercompany balances and transactions, including unrealized profits arising from intragroup transactions, are eliminated.

4.      Summary of significant accounting policies

4.1  Recognition of revenues, costs and expenses

Sales revenues of crude oil and oil products, petrochemical products, natural gas and other related products are recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customer when delivery occurs pursuant to the terms of the sales contracts. Revenues from the production of natural gas properties in which Petrobras has an interest with other producers are recognized based on the actual volumes sold during the period. Subsequent adjustments to revenues based on production sharing agreements or volumetric delivery differences are not significant.

Sales revenues comprise the value of the consideration received or receivable for the sale of products and services, net of returns, discounts and charges on sales.

Sales revenues from freight and other services are recognized when amounts and the stage of completion of the transaction can be measured reliably.

The financial income (expenses), net include mainly income from interest on financial investments and government bonds, expenses with interest on financing, fair value gains and losses from marketable securities measurement, as well as net exchange and monetary variations.

Costs and expenses are recognized on the accrual basis.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.2  Financial assets and liabilities

4.2.1        Cash and cash equivalents

Cash and cash equivalents consist of short-term highly liquid investments which are readily convertible to cash, and with a maturity of three months or less from the date of acquisition.

4.2.2        Marketable securities

Marketable securities have been classified by the Company based upon management’s strategies in the following categories:

•         Trading securities, which are marked-to-market through profit or loss;

•         Available-for-sale securities, which are marked-to-market through other comprehensive income;

•         Held-to-maturity securities, which are recorded at amortized cost.

Interest and monetary correction of the securities are recorded in the income statement.

4.2.3        Accounts receivable

Accounts receivable are initially measured at fair value of the amount of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method, reduced by impairment losses through use of an allowance for recoverable amount.

4.2.4        Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the effective interest rate method.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.2.5        Derivative financial instruments and hedge operations

Derivative financial instruments are recognized in the Company's financial position as either, both in assets or liabilities, and are measured at fair value, which is determined based on market prices, when available.

The Company uses derivative financial instruments, not designated as hedging instruments in a hedging relationship, to mitigate the risk of unfavorable price changes in oil purchases and foreign currencies. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expenses”.

In hedging relationships qualified for cash flow hedge accounting, the effective portion of the gain or loss on the hedging instrument is         recognized in other comprehensive income, while the ineffective portion is recognized in profit or loss. Gains or losses that were recognized in other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss.

4.2.6        Common and preferred shares

Common and preferred shares are classified as equity instruments and presented in the shareholders’ equity. Shares issuance costs are classified as additional paid in capital and presented net of tax effects as a reduction of the shareholders’ equity.

Preferred shares have priority over common shares in the event of reimbursement of capital and receipt of dividends. Dividends distributed to this class of share are based on, at least, the higher amount among the following of: 3% over the net book value of shareholders equity ,regarding preferred shares interest, or 5% of the paid-in capital regarding preferred shares. Preferred shares of Petrobras also have the following characteristics: do not grant any voting rights; are non-convertible into common shares and participate under the same terms as common shares, in the capital increases resulting from the incorporation of reserves and profits.

The minimum mandatory dividends comply with the limits defined in the Company’s bylaws and are recognized as liabilities.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.3              Inventories

Inventories are stated as follows:

•         Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the importing and production costs, adjusted, when applicable, to their net realizable value;

•         Oil products and fuel alcohol are stated at average refining or purchase cost, adjusted, when applicable, to their net realizable value;

•         Materials and supplies are stated at average purchase cost, not exceeding replacement cost. Imports in transit are stated at identified cost.

4.4              Investments in associates and jointly controlled entities

These investments encompass interest in: entities over which the Company has significant influence in the financial and operating policy decisions, an associate; and entities under common control, jointly controlled entities. Both types of investments are accounted for based on the equity method of accounting.

4.5              Business combinations and goodwill

Business combinations are accounted for based on the acquisition method. According to the general principles of the acquisition method each identifiable asset acquired and liability assumed is measured at its acquisition-date fair value.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the fair value of any non-controlling interest in the acquiree over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. A gain is recognized when the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed exceed the aggregate of the consideration transferred and the fair value of any non-controlling interest in the acquire.

Goodwill arising from investments in associates and jointly controlled entities is accounted for as part of these investments. It is measured by the excess of the cost of the investment over the proportional share of the net asset’s fair value.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.6              Property, plant and equipment, net

Valuation

Property, plant and equipment, net is stated at the cost of acquisition or construction, which represents the costs incurred for bringing the asset to the condition for operation, adjusted during hyperinflationary periods, less accumulated depreciation and impairment losses.

The costs incurred in connection with the exploration, development and production of oil and gas are accounted for in accordance with the successful efforts method. This method requires that capitalization of costs incurred in connection with the development of proved reserve areas and successful exploratory wells. In addition, costs related to geological and geophysical activities are expensed when incurred and exploratory wells drilled in areas of unproved reserves are expensed when determined to be dry or non-economical.

Expenditures on major maintenance of industrial units and ships are capitalized if certain recognition criteria of IAS 16 are met. Such maintenance occurs, on average, every four years.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. Borrowing costs of funds borrowed generally are capitalized based on the Company’s weighted average cost of borrowings, excluding borrowing costs directly attributable.

Depreciation

Depreciation, depletion and amortization of proved oil and gas producing properties, except for signature bonus, is accounted for according to the unit-of-production method, applied on a field by field basis, based on the ratio of reserves produced.

Reserves are estimated by the Company’s technical experts according to the criteria established by the U.S. Securities and Exchange Commission – SEC . Estimates are revised for depreciation, depletion and amortization purposes at least once a year or on interim basis, if material changes occur.

The straight-line method is used for assets with a useful life shorter than the life of the field.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.6       Property, plant and equipment, net (Continued)

Except for land, which is not depreciated, other property, plant and equipment are depreciated on a straight line basis, in accordance with the following estimated useful lives:

Class of assets	Useful life weighted average
Buildings and improvements	25 years (25-40 years)
Equipment and other assets	20 years (3-31 years)

The stoppages for maintenance occur in programmed intervals, on average, of 4 years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

4.7              Intangible assets

Intangible assets are stated at the cost, less accumulated amortization and impairment losses. It comprise rights and concessions that include: the signature bonus paid for obtaining concessions for exploration of oil and natural gas, including assignment agreement in blocks of the pre-salt area (“Cessão Onerosa”); public service concessions; trademarks; patents; software and goodwill.

Amortization of signature bonus costs of producing properties is recorded using the unit-of-production method, applied on a field by field basis, based on the ratio of reserves produced. Other intangible assets with definite useful life are amortized on a straight line basis.

4.8              Impairment

Property, plant and equipment and intangible assets with definite useful lives are assessed for impairment when there is evidence that the carrying amount may not be recoverable.

Assets related to exploration and development of oil and gas and assets that have an indefinite useful life, such as goodwill, are tested for impairment annually.

Assets are grouped for impairment test at the smallest identifiable group that generates largely independent cash inflows (the cash generating unit). Exploration and development of oil and gas assets are grouped by field.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.8       Impairment  (Continued)

Impairment test comprises a comparison of the carrying amount of a cash generating unit with its recoverable amount. Where the carrying amount of cash generating unit exceeds its recoverable amount, it is considered impaired and is written off to its recoverable amount. Reversal of previously recognized impairment losses is permitted, except for goodwill.

The recoverable amount of an asset or group of assets is the higher amount between its fair value less cost to sell and its value in use. Value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Value in use is estimated based on future cash flows expected to derive from an asset or cash generating unit, discounted at a pre-tax discount rate. This rate derives from the Company’s weighted average cost of capital (WACC) – Post tax.

The main assumptions used for future cash flows are: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting market conditions and investments required for carrying out the projects.

4.9              Leases

A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to the ownership of an asset. If not, a lease is classified as an operating lease.

Finance lease arrangements are recognized as assets with the corresponding associated liabilities in the statements of financial position.

Operating lease arrangements are recognized as expenses, as these are incurred over the lease term.

4.10          Decommissioning costs

When a field is declared to be commercial, decommissioning costs are recognized  as assets with the corresponding associated liabilities in the statements of financial position based on the present value of the expected future cash outflows, discounted at a pre-tax rate. Unwinding of the discount is recognized as financial expenses, when incurred.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.11          Income taxes

The Company measures current taxes based on tax rates that have been enacted or substantively enacted at the statement of financial position date. Taxable profit differs from accounting profit due to certain temporary or permanent differences.

Deferred tax assets and liabilities are recognized based on the statement of financial position liability method which focuses on temporary differences. Temporary differences are differences between the tax base of an asset or liability and its carrying amount in the statement of financial position. Deferred tax assets and liabilities are measured based on tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

4.12          Employees’ postretirement benefits

Employees’ postretirement benefits are recognized based on the projected credit unit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation.

The present value of a defined benefit obligation is recognized net of the fair value of plan assets, when applicable, out of which the obligations are to be directly settled. Such surplus or deficit is determined based on actuarial assumptions, among other factors. Valuations are made with actuarial calculations which are annually revised by an independent actuary.

Actuarial assumptions are the Company’s best estimates of the variables that will determine the ultimate cost of providing post-retirement benefits. It includes demographical and financial assumptions.

Actuarial gain and losses are recognized over the expected average remaining working lives of the employees participating in that plan, in accordance with the corridor method.

The Company also contributes to the national pension and social security plans of international subsidiaries, with characteristics of a defined contribution, whose percentages are based on the payroll. These contributions are expensed when incurred.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.13          Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis.

•         Grants related to reinvestments are recognized according to depreciation of the related assets.

•         Grants related to certain exploration profit are recognized directly in profit.

After being recognized as income, government grants are reclassified from retained earnings to fiscal reserves.

4.14          New standards and interpretations

During 2011 the following standards issued by IASB became effective but did not have impact on the Company’s financial statements:

•         Revised version of IAS 24 - Related Party Disclosures

•         IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

•         Amendment of IFRIC 14 - Prepayments of a Minimum Funding Requirement

•         Amendment of IAS 32 - Classification of Rights Issues

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

4.   Summary of significant accounting policies (Continued)

4.14     New standards and interpretations (Continued)

The standards issued by IASB that have not become effective and that have not been early adopted by the Company as of December 31, 2011 are as follows:

Standards	Description	Term (*)
Amendments to IFRS 7	Disclosures : Transfers of Financial Assets .	July 1, 2011
Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets . Establishes criteria for calculating the tax base of an asset.	January 1, 2012
IFRS 10	"Consolidated Financial Statements ". Establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities.	January 1, 2013
IFRS 11	“Joint Arrangements ”. Establishes principles for disclosure of financial statements of entities that are parties of joint agreements.	January 1, 2013
IFRS 12	“Disclosure of Interests in Other Entities ”. Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more other entities.	January 1, 2013
IFRS 13	“Fair Value Measurement ”. Establishes fair value, explains how to calculate it and determines what must be disclosed about this formof calculation.	January 1, 2013
Amendments to IAS 1	“Presentation of Items of Other Comprehensive Income ”. Includes in Other Comprehensive Income items that may be reclassified as profit or loss in the income statement for the year.	January 1, 2013
Amendments to IAS 19	“Employee Benefits ”. Eliminates the corridor method for recognizing actuarial gains or losses, simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.	January 1, 2013
Amendments to IFRS 7	“Disclosures – Offsetting Financial Assets and Financial Liabilities ”. Establishes disclosure requirements for compensation agreements of financial assets and liabilities.	January 1, 2013
Amendments to IFRS 9

“Mandatory Effective Date of IFRS 9 and Transition Disclosures ”. Postpones the date of enforcement of IFRS 9 to 2015 . Also eliminates the requirement for republication of comparative information and requires additional disclosures about the transition to IFRS 9.

January 1, 2015

(*) Standards valid as from the years beginning on or after these dates.

The Company is assessing the impacts of the amendment to IAS 19 on its financial statements. With respect to the other amendments and new standards listed above, the Company estimates that their adoption will not have a material impact on its financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

5.      Cash and cash equivalents

	As of December, 31
	2011	2010

Cash and banks	1,989	1,978
Financial investments
- In Brazil
Deposit	5,492	6,759
Other investment funds	2,279	1,050
	7,771	7,809
- Abroad	9,297	7,868
Total financial investments	17,068	15,677
Total cash and cash equivalents	19,057	17,655

Financial investments in Brazil are represented by investment funds whose resources are generally invested in federal government bonds.

Investments abroad comprise time deposits with maturities of up to 3 months and other short-term fixed income instruments, made with major institutions.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

6.      Marketable securities

	As of December, 31
	2011	2010

Trading securities	8,949	15,395
Available-for-sale	2,921	3,183
Held-to-maturity	155	154
	12,025	18,732
Current	8,961	15,612
Non-current	3,064	3,120

Available-for-sale securities are presented as “Non-current assets” and include Series B National Treasury Notes (“NTN - B”) in the amount of US$ 2,879 as of December 31, 2011. In 2008, NTN - B, where given in guarantee to Petros as a result of the Term of Financial Commitment, as described in Note 21. The nominal value of the NTN-Bs is measured based on variations in the Amplified Consumer Price Index (IPCA). The maturities of these notes are 2024 and 2035 and they bear interest coupons of 6% p.a., which is paid semi-annually.

The trading securities refer mostly to investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering their expectation of realization in the short term.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

7.      Accounts receivable

7.1  Accounts receivable, net

	As of December, 31
	2011	2010
Trade Accounts Receivable
Third parties	10,688	9,860
Related parties (Note 18)
Associates	826	670
Receivables from the electricity sector	1,574	1,888
Petroleum and alcohol accounts - Receivable from Federal Government	444	493
Others	2,964	2,803
	16,496	15,714

Allowance for uncollectible accounts	(1,487)	(1,609)
	15,009	14,105
Current	11,756	10,845
Non-current	3,253	3,260

7.2  Changes in the allowance for uncollectible accounts

	As of December, 31
	2011	2010	2009
Opening balance	1,609	1,454	1,204
Additions (*)	283	201	130
Write-offs/ Reversals (*)	(220)	(118)	(266)
Accumulated Translation	(185)	72	386
Closing balance	1,487	1,609	1,454

Current	898	1,029	888
Non-current	589	580	566

(*)   It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

7.   Accounts receivable (Continued)

7.3  Accounts receivable - overdue

	As of December 31,
	2011	2010
Up to 3 months	752	490
From 3 to 6 months	115	97
From 6 to 12 months	141	127
More than 12 months	1,590	1,811

8.      Inventories

	As of December 31,
	2011	2010
Products:
Oil products (*)	4,886	3,753
Fuel alcohol (*)	417	286
	5,303	4,039

Raw materials, mainly crude oil (*)	7,915	5,704
Maintenance materials and supplies (*)	1,796	1,952
Other	196	157
	15,210	11,852
Current	15,165	11,808
Non-current	45	44

 (*) Includes imports in transit.

9.      Restricted deposits for legal proceedings and guarantees

The restricted deposits for legal proceedings and guarantees are presented according to the nature of the corresponding lawsuits:

	As of December 31,
	2011	2010
Labor	603	557
Tax (*)	674	715
Civil (*)	243	358
Other	55	44
Total	1,575	1,674

(*)  Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

10.  Acquisitions and sales of assets and interests

10.1          Business Combinations

Companhia de Desenvolvimento de Plantas Utilidades S.A (CDPU)

On December 23, 2011, Petrobras purchased 80% of Companhia de Desenvolvimento de Plantas Utilidades S.A (CDPU) for US$ 11. As a result of the purchase, Petrobras became holder of 100% of CDPU.

CDPU is a utilities center that concentrates the units for generating electricity and steam, treating water and industrial effluents for the Petrochemical Complex of Rio de Janeiro (COMPERJ).

Gas Brasiliano Distribuidora S.A.

On July 29, 2011, Petrobras Gás S.A. (Gaspetro) acquired 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD) for US$ 271. The appraisal of the fair value of the assets acquired and liabilities assumed has not been concluded and, therefore, preliminarily, a goodwill of US$ 12 was recognized.

The transaction was authorized by the São Paulo regulatory agency in April, 2011 and the addendum to GBD’s concession agreement was signed in July 2011, complying with the conditions established in the agreement entered into with Ente Nazionale Idrocarburi S.p.A. (ENI) in 2010.

GBD holds the concession for the natural gas distribution service in the northwest of the State of São Paulo. The concession agreement began in December 1999 with a duration of 30 years and it may be renewed for another 20 years.

10.2          Acquisition of interests in jointly-controlled entities and in associates

BSBios Marialva Indústria e Comércio de Biodiesel Sul Brasil S.A.

On July 1, 2011, Petrobras Biocombustível S.A. purchased 50% of interest in BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A by transferring consideration in the amount of US$ 85 through: US$ 49 in cash and US$ 36 regarding interest in BSBios Marialva Indústria e Comércio de Biodiesel S.A.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

10. Acquisitions and sales of assets and interests (Continued)

10.2     Acquisition of interests in jointly-controlled entities and in associates (Continued)

Valuation of net assets at fair value – Nova Fronteira, Bioóleo, Braskem, Guarani and Total Canavieira

In 2010, the Company entered into agreements for investing in the capital of the following companies: Nova Fronteira Bioenergia S.A., Bioóleo Industrial e Comercial Ltda, Braskem S.A., Guarani S.A and Total Agroindústria Canavieira S.A. In 2011, appraisals of the net assets purchased at fair value were concluded, as follows:

	Jointly controlled		Affiliated companies
	Nova Fronteira	Bioóleo	Braskem	Guarani	Total Agroindútria Canavieira	Total
Consideration transferred for the purchase	230	10	1,495	468	83	2,286
Interest in the fair value of the net assets
acquired	(227)	(9)	(1,194)	(426)	(47)	(1,903)

Goodwill	3	1	301	42	36	383

Interest acquired of total capital (%)	49.00%	50.00%	10.69%	31.44%	43.58%

The interest in the fair value of the net assets acquired includes a surplus value of property, plant and equipment, net and intangible assets in the amount of US$ 191 which is classified as investments, as well as goodwill in the amount of US$ 383.

10.3          Acquisition of non-controlling interests

Specific Purpose Entities - SPE

During 2011, the Company exercised certain SPE’s purchase options which resulted in an increase of US$ 486 in the shareholders’ equity, as additional paid in capital, as follows:

Date of Option	Corporate name of SPE	% of shares	Additional paid-in capital
01/12/2011	Companhia Mexilhão do Brasil - CMB	100%	60
11/11/2011	Transportadora Gasene S.A. - Gasene	100%	421
12/09/2011	Companhia de Recuperação Secundária - CRSec	100%	5
			486

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

10. Acquisitions and sales of assets and interests (Continued)

10.3     Acquisition of non-controlling interests (Continued)

Specific Purpose Entities – SPE  (Continued)

As a result of the exercise, Gasene Participações Ltda, former parent company of Transportadora Gasene, ceased to be consolidated in Petrobras.

Innova S.A.

On March 31, 2011, Petrobras acquired non-controlling interest in Innova, a petrochemical company located in the industrial park of Triunfo (Rio Grande do Sul State), becoming holder of 100% of Innova' shares. This transaction resulted in a decrease of US$ 55 in the Petrobras shareholders’ equity.

10.4          Sale of assets and other information

Cia Energética Suape II

Petrobras holds a 20% interest in Energética Suape II S.A, whose purpose is the construction of a thermoelectric power station in the municipality of Cabo de Santo Agostinho - PE, with an output of 380 MW. The remaining interest (80%) belongs to Nova Cibe Energia S.A.

On May 31, 2011, Petrobras paid US$ 31 for the shares not subscribed by Nova Cibe, for which the exercise of the purchase option occurred on May 5, 2011, as established in the Suape II Shareholders’ Agreement.

The deposit has been classified as Investments, until resolution of the conflict by arbitration.

Albacora Japão Petróleo Ltda.

On May 6, 2011, Petrobras exercised its purchase option for the oil production assets of SPE Albacora Japão Petróleo Ltda for the amount of US$ 6 thousand. As from this purchase option, the SPE ceased to be consolidated in Petrobras, in compliance with the related contractual obligations.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

10. Acquisitions and sales of assets and interests (Continued)

10.4     Sale of assets and other information (Continued)

Sale of the San Lorenzo refinery and part of the distribution network in Argentina

On May 2, 2011, the Company sold refining and distribution assets in Argentina to Oil Combustibles S.A. for US$ 102, pursuant to an agreement signed in 2010. The transaction, which is subject to approval by the Argentine regulatory agency, comprised a refinery located in San Lorenzo in the province of Santa Fé, a fluvial plant, a fuel trading network connected to the refinery (approximately 360 sales outlets and associated wholesale clients), as well as the inventories of oil and oil products.

Logum Logística S.A

On March 1, 2011, the corporate name of PMCC Soluções Logística de Etanol S.A. was changed to Logum Logística S.A., in accordance with the shareholders’ agreement. The shareholding breakdown is as follows: Petrobras - 20%; Copersucar S.A.- 20%; Raizen Energia S.A. - 20%; Odebrecht Transport Participações S.A. - 20%; Camargo Correa Óleo e Gás S.A. - 10% and Uniduto Logística S.A. - 10%.

Logum will be responsible for the construction of a multimodal logistics system for the transportation and storage of ethanol, and the development and operation of the system which involves a polyduct, waterways, roads and coastal shipping.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

11.  Investments

11.1    Information of subsidiaries, jointly controlled entities and associates

		Thousands of shares/ quotas
	Subscribed capital as of December 31, 2011	Common shares/ quotas	Preferred shares	Shareholders' equity	Net income (loss) for the year
Subsidiaries
Petrobras Netherlands B.V. - PNBV	3,851	26,057		7,664	2,189
Petrobras Gás S.A. - Gaspetro	3,526	3,103	775	5,637	491
Petrobras Distribuidora S.A. - BR	2,747	42,853,453		5,382	757
Petrobras Química S.A. - Petroquisa	2,019	13,508,637	12,978,886	2,407	(299)
Petrobras Transporte S.A. - Transpetro	1,314	2,464,466		1,728	376
Refinaria Abreu e Lima S.A.	1,540	2,889,240		1,598	(441)
Petrobras Biocombustível S.A.	1,014	190,239		787	(124)
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	441	180,000		785	(2)
Petrobras International Finance Company - PifCo	283	300,050		(727)	(378)
Downstream Participações Ltda.	654	1,226,500 (*)		611	(288)
Termomacaé Ltda.	338	634,015 (*)		396	106
Comperj Poliolefinas S.A.	347	65,108		347
Petrobras International Braspetro - PIB BV	3	2,837		246	749
INNOVA S.A.	164	57,600	5,747	199	23
Termoceará Ltda.	147	275,226 (*)		170	24
Petrobras Comercializadora de Energia Ltda. - PBEN	116	216,852 (*)		144	27
Baixada Santista Energia Ltda.	158	297,136 (*)		128	(13)
Braspetro Oil Services Company - Brasoil	187	106,210		115	(11)
Termomacaé Comercializadora de Energia Ltda	42	77,599 (*)		61	42
Sociedade Fluminense de Energia Ltda. - SFE	30	55,556 (*)		55	64
Comperj Estirênicos S.A.	46	8,739		46
Comperj MEG S.A.	41	7,696		41
5283 Participações Ltda.	759	1,422,603 (*)		29	85
Breitener Energética S.A.	85	160,000		25	(46)
Cordoba Financial Services GmbH	3	1 (**)		22
Termobahia S.A.	166	52		22	4
Petrobras Negócios Eletrônicos S.A. - E-Petro	11	21,000		15	1
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU	13	25,001		13
Fundo de Investimento Imobiliário RB Logística - FII	1	117,127 (*)		6	5
Companhia de Recuperação Secundária S.A. - CRSEC		43,456		5
Comperj Participações S.A.	10	1,771		4	(5)
Braspetro Oil Company - BOC		1 (**)			63
Cayman Cabiunas Investment Co.		100 (**)	25,500

Jointly controlled entities
UTE Norte Fluminense S.A.	256	481,432		537	328
Termoaçu S.A.	373	699,737		387	9
Logum Logística S.A. former PMCC Soluções e Logísticas de Etanol S.A.	160	430,556		141	(16)
Brasil PCH S.A.	58	94,188	14,844	87	30
Cia Energética Manauara S.A.	24	45,000		76	16
Ibiritermo S.A.	4	7,652		51	21
Brasympe Energia S.A.	14	260,000		42	5
Participações em Complexos Bioenergéticos S.A. - PCBIOS	34	62,850		33	(2)
Refinaria de Petróleo Riograndense S.A.	8	5,158	10,138	28	10
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	21	39,918		22	2
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	21	38,911		22	2
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	19	35,353		20	2
Brentech Energia S.A.	21	25,901		19
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	18	35,433		18	1
GNL do Nordeste Ltda.	1	7,507 (*)

Associates
Braskem	4,288	451,669	349,997	5,293 (***)	(201) (***)
BRK - Investimentos Petroquímicos	1,297	269,193		2,730	(168)
UEG Araucária Ltda.	377	707,440 (*)		340	(4)
Fundo de Investimento em Participações de Sondas	138	261,573 (*)		136	(2)
Sete Brasil Participações S.A.	144	16,500		113	(35)
Termoelétrica Potiguar S.A. - TEP	20	6,159		49	2
Energética SUAPE II	75	139,977		30	(16)
Energética Camaçari Muriçy I Ltda.	36	67,260		12	(9)
Companhia Energética Potiguar S.A.	4	1		11	7
Arembepe Energia S.A.	48	90,218		6	(20)
Bioenergética Britarumã S.A.		110

(*) Quotas
(**) Number of shares in units
(***) Data with respect to 09/30/2011 - the most recent data available on the market

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

11. Investments (Continued)

11.2    Investments

	2011	2010
Associates and jointly controlled entities
BRK Investimentos Petroquimicos S.A.	1,652	1,963
Other petrochemical investments	1,668	1,935
Gas distributors	563	576
Guarani S.A.	452	408
Termoaçu S.A.	287	314
Petroritupano - Orielo	244	248
Nova Fronteira Bionergia S.A.	231	146
Petrowayu - La Concepción	176	196
Distrilec S.A.	115	137
Petrokariña - Mata	104	127
UEG Araucária	68	77
Transierra S.A.	65	61
Other associates and jointly controlled entities	783	659
	6,408	6,847

Other investments	122	110
	6,530	6,957

11.3    Investments in listed companies

	Shares			Share price		Market value
Company	2011	2010	Type	2011	2010	2011	2010

Subsidiaries
Petrobras Argentina	678,396	678,396	ON	1.00	3.00	976	1,816
						976	1,816

Associate companies
Braskem	212,427	212,427	ON	6.00	11.00	1,334	2,269
Braskem	75,793	75,793	PNA	7.00	12.00	517	927
Quattor Petroquímica (*)		46,049	PN		4.00		193
						1,851	3,389

(*)On February 3, 2011, the company was delisted from the Brazilian Securities Commission (CVM) due to the merger of its shares by Braskem.

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

11. Investments (Continued)

11.4    Summarized information on jointly controlled entities and associates

The Company invests in jointly controlled entities and associates abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and others. The summarized accounting information is as follows:

	2011
	Jointly controlled entities		Associates
	In Brazil	Abroad	In Brazil	Abroad
Current assets	2,409	659	6,494	1,790
Non-current assets	798	204	2,115	401
Property, plant and equipment, net	4,080	1,250	12,271	1,196
Other non-current assets	69	443	2,340	-
	7,356	2,556	23,220	3,387

Current liabilities	1,656	1,105	5,466	1,699
Non-current liabilities	1,997	792	10,953	199
Shareholders' equity	3,693	559	6,685	1,489
Non-controlling interest	10	100	116	-
	7,356	2,556	23,220	3,387

Sales revenues	4,927	1,746	19,209	941
Net income	756	123	(211)	231
Ownership percentage - %	10% to 83%	33% to 51%	10% to 44%	22% to 36%

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

12.  Property, plant and equipment, net

12.1     By type of asset

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Oil and gas producing properties	Total
Balance at December 31, 2009	4,169	39,766	66,863	17,954	128,752
Additions	126	2,950	32,727	1,784	37,587
Capitalized interest			3,141		3,141
Business combination	49	56	14		119
Write-offs	(81)	(51)	(863)	(635)	(1,630)
Transfers	1,068	19,829	(22,459)	4,478	2,916
Depreciation, amortization and depletion	(331)	(4,368)		(3,259)	(7,958)
Impairment - provision		(104)		(156)	(260)
Impairment - reversal		77		240	317
Accumulated translation adjustment	256	166	3,747	951	5,120
Balance at December 31, 2010	5,256	58,321	83,170	21,357	168,104
Cost	7,450	96,353	83,170	46,545	233,518
Accumulated depreciation, amortization and
depletion	(2,194)	(38,032)		(25,188)	(65,414)
Balance at December 31, 2010	5,256	58,321	83,170	21,357	168,104
Additions	101	1,570	31,840	2,059	35,570
Capitalized interest			4,382		4,382
Business combination			12		12
Write-offs	(25)	(262)	(1,296)	(326)	(1,909)
Transfers	2,413	18,406	(23,598)	8,401	5,622
Depreciation, amortization and depletion	(473)	(5,800)		(3,904)	(10,177)
Impairment - provision		(50)	(150)	(213)	(413)
Impairment - reversal	1	15		36	52
Accumulated translation adjustment	(685)	(5,838)	(9,831)	(2,424)	(18,778)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465
Cost	8,990	104,477	84,529	52,272	250,268
Accumulated depreciation, amortization and
depletion	(2,402)	(38,115)		(27,286)	(67,803)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465

Weighted average of useful life in years	25 to 40 (except land)	3 to 31		Units of production method

(*) It includes oil and gas exploration and development assets.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

12. Property, plant and equipment, net (Continued)

12.2     Estimated useful life

Buildings and improvements, equipments and other assets
Estimated useful life	Cost	Accumulated depreciation	As of December 31, 2011
Up to 5 years	4,312	(2,521)	1,791
6 - 10 years	17,595	(8,610)	8,985
11 - 15 years	1,784	(843)	941
16 - 20 years	21,146	(8,499)	12,647
21 - 25 years	23,897	(5,885)	18,012
25 - 30 years	21,896	(3,085)	18,811
More than 30 years	2,711	(1,779)	932
Unit-of Production Method	19,274	(9,296)	9,978
	112,615	(40,518)	72,097

Buildings and improvements	8,138	(2,403)	5,735
Equipments and other assets	104,477	(38,115)	66,362

12.3     Depreciation

The depreciation for the years ended December 31, 2011 and 2010 is presented as follows:

	Year ended December 31,
	2011	2010
Recognized in inventories regarding:
Property, plant and equipment	4,886	4,279
Exploration and production expenditures	3,266	3,207
Decommissioning	235	232
	8,387	7,718

Recognized in results of operations	748	683
	9,135	8,401

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

12. Property, plant and equipment, net (Continued)

12.4     Impairment of assets

Exploration and Production

In 2011, the Company recognized US$ 262 of impairment charges regarding primarily, mature fields of oil and gas in Brazil taking into consideration future production curves and costs.

As a result of certain reservoirs recoverability, impairment charges recognized in prior periods in the amount of US$ 33 were reversed during 2011.

Refining, Transportation & Marketing

In 2011, as a result of lower margins and an increase in the investments projects costs, the Company recognized impairment charges in petrochemical assets of US$ 61 in Suape and US$ 94 in Citepe.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

13.  Intangible assets

13.1    By type of asset

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2009	2,433	211	778	476	3,898
Addition	178	51	183	-	412
Oil exploration rights – Assignment agreement	43,542	-	-	-	43,542
Acquisition through business combination	-	-	-	-	-
Capitalized interest	-	-	15	-	15
Write-off	(184)	(2)	(1)	-	(187)
Transfers	130	(7)	19	49	191
Amortization	(70)	(68)	(212)	-	(350)
Impairment - provision	(33)	-	-	-	(33)
Accumulated translation adjustment	1,390	6	34	19	1,449
Balance at December 31, 2010	47,386	191	816	544	48,937
Addition	496	64	198	11	769
Acquisition through business combination	-	-	-	2	2
Capitalized interest	-	-	21	-	21
Write-off	(167)	(3)	(7)	-	(177)
Transfers	5	12	(22)	(4)	(9)
Amortization	(87)	(67)	(204)	-	(358)
Impairment - provision	(1)	-	-	-	(1)
Accumulated translation adjustment	(5,165)	(17)	(87)	(49)	(5,318)
Balance at December 31, 2011	42,467	180	715	504	43,866

Estimated useful life - years	25	5	5	Undefined

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

13. Intangible assets (Continued)

13.2    Oil exploration rights - Assignment Agreement (“Cessão Onerosa”)

At December 31, 2011, the Company’s intangible assets include an agreement with the Brazilian federal government and National Agency of Petroleum, Natural Gas and Biofuels (ANP) - (Assignment Agreement), under which the government assigned to the Company the right to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), subject to a maximum production of five billion barrels of oil equivalent up to 40 years renewable for more five years upon certain conditions.

On February 8,  2012, the Company concluded the drilling of the first well of the onerous assignment, the results of which proved the extent of the oil reserves located at the Northwest of the discovery well of the Franco area. Immediately afterwards Petrobras will conduct a formation test to assess the productivity and will continue with the activities and investments established in the contract.

The Assignment Agreement provides for a subsequent revision of the volume and the price, based on an independent third party assessment. If revision determines that the value of the rights acquired is higher than the initial purchase price, the Company may either pay the difference to the Brazilian federal government, in which case is expected the recognition of the difference in Intangible Assets, or reduce the total volume acquired under the contract, in which case there would be no impact on the balance sheet. If revision determines that the value of the rights acquired is lower than the initial purchase price, the Brazilian federal government will pay for the difference in cash and/or bonds, depending on Government Budget conditions and it is expected a reduction of the amount originally recorded in Intangible Assets by the amount received from the Brazilian federal government.

When the effects of the revision become probable and measurable, the Company will make the respective adjustments to the acquisition cost.

The agreement also establishes minimum commitments with respect to local acquisition of goods and services from Brazilian suppliers in the exploration stage and in the development stage of production which will be subject ANP analysis. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the contract.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

13. Intangible assets (Continued)

13.3    Exploration rights returned to National Agency of Petroleum, Natural Gas and Biofuels (ANP)

In 2011, the Company returned the following blocks, amounting US$ 84, to ANP:

•        Blocks – Exclusive concession of Petrobras:

Rio do Peixe basin: RIOP- T-41.

Santos basin: S-M-613, S-M-1356 and S-M-1480.

Pelotas Sea basin: P-M-1267 and P-M-1349.

Potiguar basin: POT-T-706

•        Blocks in partnership (devolved by Petrobras or by its operators):

Santos basin: S-M-1227, S-M-792, S-M-791, S-M-1162, S-M-320, S-M-1163 and S-M-731.

Espírito Santo Terra basin: ES-T-401.

13.4    Fields returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP)

In 2011, the Company returned to ANP the Mutum field, located in Sergipe/Alagoas basin.

13.5    Concession of services for distribution of piped natural gas

At December 31, 2011, the intangible assets include concession agreements for the distribution of piped natural gas in Brazil amounting US$ 243, with maturities between 2029 and 2043, which may be extended. The concessions establish distribution to the industrial, residential, commercial, vehicular, air conditioning, transport and other sectors.

The remuneration for providing services consists, basically, of the combination of operating costs and expenses, and return on invested capital. The fees charged for the volume of gas distributed are subject to periodic reviews and adjustments by the state regulatory agency.

Based on appraisals, concession agreements determine indemnification to the Company regarding assets subject to return at the end of the concession.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

14.  Exploration activities and valuation of oil and gas reserves

The exploration and evaluation activities cover the search for oil and gas reserves from the obtaining of the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are as follows:

	Year ended December 31,
	2011	2010	2009
Capitalized balances in assets
Intangible assets	41,671	47,053	1,308
Property, plant and equipment, net	10,461	9,440	6,107
Total assets	52,132	56,493	7,415

	Year ended December 31,
	2011	2010	2009
Exploration costs recognized in results
Expenses with geology and geophysics	919	853	1,061
Wells without economic viability (including dry wells and signature bonus)	1,335	1,249	1,237
Other exploration expenses	91	181	75
Total expenses	2,345	2,283	2,373

	Year ended December 31,
	2011	2010	2009
Cash used in activities
Operating activities	989	837	975
Investment activities	5,723	9,363	3,877
Total cash used for the year	6,712	10,200	4,852

15.  Trade accounts payable

	As of December 31,
	2011	2010
Current Liabilities
Third parties
In Brazil	6,535	6,122
Abroad	4,883	3,908
Related Parties (Note 18.1)	445	397
	11,863	10,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

16.  Loans and financing

	As of December 31,
	Current		Non-current
	2011	2010	2011	2010
Abroad
Financial institutions	7,272	6,376	20,039	17,626
Bearer bonds - Notes, Global Notes and Bonds	428	627	21,026	11,554
Trust Certificates - Senior/Junior		70	3	191
Other	6	1	101	100
	7,706	7,074	41,169	29,471

In Brazil
Export Credit Notes	72	66	6,921	6,295
National Bank for Economic and Social
Development - BNDES	916	1,229	19,930	19,375
Debentures	988	189	529	1,427
FINAME	42	43	390	232
Bank Credit Certificate	27	32	1,922	2,164
Other	316	318	1,857	1,453
	2,361	1,877	31,549	30,946
	10,067	8,951	72,718	60,417

Interest on debt	879	869
Current portion of long-term debt	3,690	2,870
Current debt	5,498	5,212
Total financing	10,067	8,951

16.1     Maturities of the principal and interest of debt in non-current liabilities

As of December 31,
2011
2013	2,387
2014	4,438
2015	5,353
2016	13,267
2017 and thereafter	47,273
Total	72,718

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

16. Loans and financing (Continued)

16.2     Interest rates for debt in non-current liabilities

	As of December 31,
	2011	2010
Abroad
Up to 6% p.a.	31,561	22,029
From 6 to 8% p.a.	8,385	6,492
From 8 to 10% p.a.	1,179	820
From 10 to 12% p.a.	34	33
More than 12% p.a.	10	97
	41,169	29,471

In Brazil
Up to 6% p.a.	2,870	2,345
From 6 to 8% p.a.	17,225	18,004
From 8 to 10% p.a.	1,930	592
From 10 to 12% p.a.	9,421	10,005
More than 12% p.a.	103
	31,549	30,946
	72,718	60,417

16.3     Balances per currencies in non-current liabilities

	As of December 31,
	2011	2010
U.S. Dollars	36,258	27,872
Japanese Yen	1,544	1,641
Euro	2,495	128
Real (*)	31,359	30,718
Other	1,062	58
	72,718	60,417

(*) At December 31, 2011, it includes US$ 13,830 in debt in local currency parameterized to the variation of the US dollar; and also debt abroad in reais parameterized to the variation of the general market price index (IGPM).

The hedges contracted for coverage of Notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

16. Loans and financing (Continued)

16.4     Weighted average rate for capitalization of interest

The weighted average annual interest rate on outstanding debt, used for capitalization of interest on the balance of work in progress, was 4.6% p.a. in 2011 (4.0% p.a. in 2010).

16.5     Issuance of long-term debt

The loans and the financing are intended, mainly, for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

The main long-term funding carried out in 2011 is presented as follows:

a)      Abroad

Company	Date	Amount US$ Million	Maturity	Description
PifCo	Jan/11	6,000	2016,2021 and 2041	Global notes in the amounts of US$ 2,500, US$ 2,500 and US$ 1,000 with coupons of 3.875% p.a., 5.375% p.a. and 6.75% p.a., respectively.

Charter	Jan/11	750	2018	Loan from Standard Shatered in the amount of US$ 750 – Libor + 1.5% p.a.

PNBV	Mar/11	650	2015 and 2021	Loan from Bank of Tokyo-Mitsubish in the amount of US$ 150 - Libor plus 1.25% p.a. and Banco Santander S.A., HSBC Bank PLC, HSBC Bank USA, N.A. and SACE S.P.A.- in the amount of US$ 500 - Libor plus 1.10% p.a.

PNBV	Jun/11	2,000	2018	Loan from Banco Santander S.A., Grand Cayman Branch in the amount of US$ 1,500 - Libor plus 1.476% p.a. and Bank of Tokyo-Mitsubishi in the amount of US$ 500- Libor plus 1.30% p.a.

PNBV	Aug/11	643	2016 and 2023	Loan from JP Morgan Chase Bank N.A., Export-Import Bank of the United States in the amount of US$ 300 - Libor plus 0.45% p.a.; and Citibank International PLC in the amount of US$ 343 - Libor plus 0.85% p.a.

PNBV	Dec/11	250	2018	Loan from Export Development Canada Bank, in the amount of US$ 250 - LIBOR + 1.40% p.a.

PifCo	Dec/11	2,391	2018 and 2022	Global notes in the amount of € 1.250 million and € 600 million with coupon of 4.875% p.a., and 5.875% p.a.,respectively.

PifCo	Dec/11	1,061	2026	Global notes in the amount of £ 700 million with 6,25% p.a. coupon.
		13,745

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

16. Loans and financing (Continued)

16.5  Issuance of long-term debt (Continued)

b)      In Brazil

Company	Date	Amount US$ Million	Maturity	Description
Petrochemicals Citepe and Suape	May/11 to Dec/11	563	2022 and 2023	Financing from BNDES for implementation of plant - TJLP plus1.36%p.a and 2.96%p.a.

Petrobras	Jul/11	545	2022	Financing from BNDES for the construction of the Mexilhão platform - TJLP plus 2.76% p.a.

Fundo de Invest. Imobiliário FCM	Oct/11	237	2023	Issuance of real state credit notes for the construction of new bases and BR Distribuidora's lubrificants plant expansion - Amplified Consum Price Index/ IPCA plus 2.1%

Petrobras	Nov/11	1,333	2018	Financing obtained from Caixa Econômica Federal through the issuing of Export Credit Notes at a rate of 111.29% of the average CDI.

Refap	Mar/11 to Dec/11	260	2018 and 2022	Financing from BNDES in the amount of US$ 152 - TJLP plus 1.36% p.a. and 2.26% p.a. and subscription of debentures in the amount of US$ 108 - TJLP plus 1.96% p.a. above the BNDES' basket of currencies.
		2,938

16.6    Financing with official credit agencies – lines of credit

a)      Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000	7,000	3,000	LIBOR plus 2.8% p.a.

PNBV	Citibank International PLC	686	343	343	LIBOR plus 0.85% p.a.

b)      In Brazil

		Amount in US$ million
Company	Agency	Contracted	Used	Balance	Description
Transpetro (*)	BNDES	4,801	303	4,498	Program for Modernization and Expansion of the Fleet (PROMEF) - TJLP + 2.5% p.a. for Brazilian equipments and 3% p.a. for imported equipments.

Refap	BNDES	591	152	439	TJLP plus 1.36% p.a. and 2.26% p.a.

Petrobras	Caixa Econômica Federal	160		160	Bank Credit Certificate – 110% of average CDI

Petromichals Citepe and Suape	BNDES	622	563	59	Implementation of plant - TJLP plus 1.36% p.a. and 2.96% p.a.

(*)Agreements were entered in force for purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of US$ 5,334, where 90% is financed by BNDES, Banco do Brasil and Caixa Econômica.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

16. Loans and financing (Continued)

16.7     Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

The loans obtained by specific purpose entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

17.  Leases

17.1    Minimum payments and receipts of finance leases

	As of December 31, 2011
	Minimum	Minimum
	receipts	payments

2012	137	44
2013 - 2016	666	84
2017 and thereafter	2,168	172
Estimated receipts/payments of commitments	2,971	300
Less amount of annual interest	(1,333)	(158)
Present value of the minimum receipts/payments	1,638	142
Current	120	44
Non-current	1,518	98
At December 31, 2011	1,638	142

Current	70	105
Non-current	1,632	115
At December 31, 2010	1,702	220

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

17. Leases (Continued)

17.2    Future minimum payments of operating lease

As of December 31,
2011
2012	12,818
2013-2016	29,404
2017 and thereafter	13,291
As of December 31, 2011	55,513
As of December 31, 2010	48,078

In 2011 the Company paid the amount of US$ 6,744 recognized as an expense in the year.

18.  Related parties

Petrobras carries out commercial transactions with its subsidiaries, special purpose entities and associates under normal market conditions. Intercompany loans are made in accordance with market conditions and applicable legislation.

At December 31, 2011 and 2010, losses were not expected on the realization of these accounts receivable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

18. Related parties (Continued)

18.1    Transactions with jointly controlled entities, associates, government entities and pension funds

Significant transactions resulted in the following balances:

	As of December 31,
	2011		2010
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	701	417	769	428
Gas distributors	467	189	490	244
Braskem and its subsidiaries	87	71	97	62
Other jointly controlled entities and associates	147	157	182	122

Government entities and pension funds	22,355	36,141	25,702	33,614
Government bonds	14,120	-	18,664	-
Banco do Brasil S.A. (BB)	4,300	6,302	3,041	5,651
Restricted deposits for legal proceedings and guarantees (CEF and BB)	1,693	-	1,480	-
Receivables from the Electricity sector (Note 18.2)	1,574	-	1,888	-
Petroleum and alcohol account - Receivable from Federal Government (Note 18.3)	444	-	493	-
BNDES	4	21,799	2	21,798
Caixa Econômica Federal (CEF)	1	4,363	1	3,398
National Agency for Petroleum, Natural Gas and Biofuels	-	2,063	-	1,541
Federal government - Proposed dividend and interest on shareholders' equity		597		671
Petros (Pension fund)	-	188	-	301
Other	219	829	133	254
	23,056	36,558	26,471	34,042

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

18. Related parties (Continued)

18.1  Transactions with jointly controlled entities, associates, government entities and pension funds (Continued)

The balances are classified in the Statement of financial position as follows:

	As of December 31,
	2011		2010
	Assets	Liabilities	Assets	Liabilities
Current assets	17,733		21,272
Cash and cash equivalents	6,439	-	3,255	-
Marketable securities	8,948	-	15,319	-
Accounts receivable, net	2,275	-	2,614	-
Other current assets	71	-	84	-

Non-current	5,323		5,199
Petroleum and alcohol account - receivable from Federal government (Note 18.3)	444	-	493	-
Marketable securities	3,006	-	3,107	-
Restricted deposits for legal proceedings and guarantees	1,693	-	1,481	-
Other non-current assets	180	-	118	-

Current liabilities		6,224		5,380
Current debt	-	2,519	-	2,201
Proposed dividends	-	985	-	958
Other current liabilities	-	2,720	-	2,221

Non-current liabilities		30,334		28,662
Non-current debt	-	30,273	-	28,588
Other non-current liabilities	-	61	-	74
	23,056	36,558	26,471	34,042

18.2          Receivables from the electricity sector

The Company has receivables from the electricity sector related to the supplying of fuel to thermoelectric power stations, direct and indirect subsidiaries of Eletrobrás, located in the northern region of Brazil. A portion of the costs of supplying fuel to these thermoelectric power stations is supported by funds from the Fuel Consumption Account (CCC), managed by Eletrobrás.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora S. A. (ADESA), a direct subsidiary of Eletrobrás, whose payments for supplying fuel depend directly on the transfer of funds from ADESA to these Independent Power Producers.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

18. Related parties (Continued)

18.2  Receivables from the electricity sector (Continued)

The balance of these receivables at December 31, 2011 was US$ 1,574 (US$ 1,888 at December 31, 2010), of which US$ 1,293 was overdue (US$ 1,424 at December 31, 2010).

The Company has made claims to the debtors and to Eletrobras and partial collections have been made.

18.3    Petroleum and Alcohol accounts - Receivable from Federal Government

At December 31, 2011, accounts receivable regarding Petroleum and alcohol accounts amounted US$ 444 (US$ 493 at December 31, 2010). It may be paid, as established by Provisional Measure 2,181, as follows: (1) National Treasury  Bonds  issued at the same amount  as  the  final  balance  of  the  Petroleum  and  Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

In order to conclude the settlement with the Federal Government, Petrobras has provided all the information required by the National Treasury Office to mitigate divergences between the parties.

After exhausting negotiation process under the administrative level, the Company filed a lawsuit in July 2011.

18.4    Remuneration of employees and officers

The Company’ salaries, careers and benefits policies and current legislation establish the criteria for all remunerations attributable to its officers and employees.

The total remuneration for short-term benefits for the Company’s officers during 2011 was US$ 6.7 (US$ 5.2 in 2010), referring to seven officers and nine board members.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

18. Related parties (Continued)

18.4  Remuneration of employees and officers (Continued)

The remuneration of employees, including those occupying managerial roles, and officers of Petrobras for the month of December 2011 and 2010 were as follows:

	Expressed in US Dollar
	As of December 31,
	2011	2010
Remuneration per employee
Lowest remuneration	1,079.27	1,081.11
Average remuneration	5,678.80	5,714.93
Highest remuneration	35,981.70	36,589.32
Remuneration per officer of Petrobras (highest)	42,739.77	43,385.36

The fees of the executive board and the board of directors in 2011 totaled US$ 24.0 (US$ 21.5 in 2010).

Petrobras began the process for election of the representative of its employees on the Board of Directors, as established by Federal law 12,353/2010. Accordingly, the Board will now have ten members and the appointment will be ratified by shareholders at the next Annual General Meeting.

19.  Provision for decommissioning costs

Non-current liabilities	2011	2010
Opening Balance	3,904	2,752
Revision of provision	1,365	1,056
Use by payment	(284)	(276)
Updating of interest	125	130
Other	63	113
Accumulated translation adjustment	(461)	129
Closing Balance	4,712	3,904

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

20.  Taxes

20.1    Recoverable taxes

	As of December 31,
Current assets	2011	2010
In Brazil:
ICMS	1,698	1,581
PIS/COFINS	2,743	2,045
CIDE	77	40
Income taxes	1,528	1,065
Other taxes	225	238
	6,271	4,969

Abroad:	577	293
	6,848	5,262

20.2    Taxes payable

Current liabilities	As of December 31,
	2011	2010
ICMS	1,161	1,173
PIS/COFINS	309	672
CIDE	254	450
Special participation/ Royalties	2,767	2,171
Withholding income taxes	443	394
Income taxes	263	515
Other taxes	650	663
	5,847	6,038

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

20. Taxes  (Continued)

20.3    Deferred taxes - non-current

	As of December 31,
	2011	2010
Non-current assets
Deferred income taxes	4,287	3,820
Deferred ICMS	1,172	1,437
PIS/COFINS	3,488	4,830
Other	252	139
	9,199	10,226
Non-current liabilities
Deferred income taxes	17,715	15,522
Other	21	21
	17,736	15,543

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

20. Taxes (Continued)

20.4    Deferred income tax - non-current

a)      Changes in the deferred income taxes

	Fixed Assets

	Exploration costs for the extraction of crude oil and gas	Other	Accounts receivable/ payable, loans and financing	Financial leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders’ equity	Other	Total
Balance at December 31, 2009	(8,159)	(51)	(258)	(810)	116	304	571	206	268	(7,813)
Recognized in the results for the year	(1,861)	(1,080)	(839)	150	88	131	(87)	225	(13)	(3,286)
Recognized in shareholders’ equity	-	-	-	-	-	-	-	-	-	-
(Comprehensive Income)
Cumulative translation adjustments	-	(503)	(56)	(27)	44	(12)	21	22	(105)	(616)
Other	-	23	41	14	50	3	-	-	(118)	13
Balance at December 31, 2010	(10,020)	(1,611)	(1,112)	(673)	298	426	505	453	32	(11,702)
										-
Recognized in the results for the year	(1,971)	(1,187)	433	(114)	79	(43)	165	68	(691)	(3,261)
Recognized in shareholders’ equity	-	-	-		-	-	-	-	(28)	(4)
(Comprehensive Income)				24
Cumulative translation adjustments	-	1,128	122	87	(25)	(21)	(36)	(47)	(5)	1,203
Other	-	261	131	(168)	(17)	(20)	-	-	148	335
Balance at December 31, 2011	(11,991)	(1,409)	(426)	(844)	335	342	634	474	(544)	(13,428)

							Deferred tax assets			3,820
							Deferred tax liabilities			(15,522)
							Balance at December 31, 2010			(11,702)

							Deferred tax assets			4,287
							Deferred tax liabilities			(17,715)
							Balance at December 31, 2011			(13,428)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

20. Taxes (Continued)

20.4  Deferred income tax - non-current (Continued)

b)      Realization of deferred income taxes

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of them are based on projections that have been made.

Management’s projection for realization of the deferred tax assets and liabilities is presented below:

	Deferred income taxes
	Assets	Liabilities
2012	1,715	2,204
2013	315	1,330
2014	297	1,429
2015	324	1,237
2016	566	1,336
2017	168	1,289
2018	336	1,563
2019 and thereafter	566	7,327
Recognized deferred tax credits	4,287	17,715
Unrecognized deferred tax credits	833
Total	5,120	17,715

At December 31, 2011, the Company had unrecognized tax credits in the amount of US$ 833 (US$ 1,083 at December 31, 2010) resulting from accumulated tax losses, originating, mainly, from oil and gas exploration and production activities in the United States in the amount of US$ 639, whose statute of limitations is 20 years.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

20. Taxes (Continued)

20.5          Reconciliation of income taxes

The reconciliation of the taxes calculated in accordance with statutory rates and the recorded amounts in 2011, 2010 and 2009 are presented as follows:

	Year ended December 31,
	2011	2010	2009
Income before income taxes	26,724	27,274	22,280
Income taxes at statutory rates (34%)	(9,089)	(9,272)	(7,575)
Adjustments for calculation of the effective rate:
• Tax benefit from interest on shareholders' equity	2,064	1,985	1,300
• Foreign income of companies abroad subject to different tax rate	422	339	659
• Tax incentives	220	89	85
• Tax losses carryforwards	(339)	(47)	(97)
• Permanent exclusions/ (additions), net (*)	(276)	(119)	(98)
• Tax credits of companies abroad in the exploration stage	-	(18)	(80)
• Other	266	218	385
Income tax expenses	(6,732)	(6,825)	(5,421)
Deferred income taxes	(3,261)	(3,286)	(1,051)
Current income taxes	(3,471)	(3,539)	(4,370)
	(6,732)	(6,825)	(5,421)
Effective rate for income tax and social contribution	25.2%	25.0%	24.0%
* It includes equity accounting.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21.  Employee’s post-retirement benefits obligations – Pension and Health care

The carrying amount related to benefits granted to employees is presented as follows:

	As of December 31,
	2011	2010
Liabilities
Pension plans	2,697	2,878
Healthcare plan	6,942	7,073
	9,639	9,951

Current	761	782
Non-current	8,878	9,169

21.1          Pension plans in Brazil - Defined benefit and variable contribution

Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a legal entity under private law, a nonprofit organization with administrative and financial autonomy.

a)      Petros Plan - Fundação Petrobras de Seguridade Social

The Petros plan is a contributory defined-benefit pension plan introduced by Petrobras in July of 1970, to supplement the social security pension benefits of employees of Petrobras and its Brazilian subsidiaries and associates.  The Petros Plan is closed to the Company’ employees hired after September 2002.

The evaluation of the Petros funding plan is made by independent actuaries on a capitalization basis for the majority of the benefits. The sponsors make regular contributions in amounts equal to the contributions of the members (employees, retired employees and pensioners), i.e. on a parity basis.

On the verification of an eventual deficit in the defined benefit plan, this must be resolved by members, beneficiaries and sponsors, pursuant to Constitutional Amendment 20/1998 and Complementary Law 109/2001, observing the proportion with respect to the normal contributions made in the year in which that result was verified.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21. Employee’s post-retirement benefits obligations – Pension and Health care (Continued)

21.1  Pension plans in Brazil - Defined benefit and variable contribution (Continued)

a)  Petros Plan - Fundação Petrobras de Seguridade Social (Continued)

At December 31, 2011, the balances of the Terms of Financial Commitment, signed by the Company and Petros in 2008, totaled US$ 2,706, of which US$ 26 in interest due in 2012. The Financial Commitment Agreement has a maturity of 20 years with payment semi annually interest of 6% p.a. over the carrying amount. The long term National Treasury Notes held in the portfolio, as collateral for the Financial Commitment Agreement, totaled US$ 2,847.

The contributions expected from the sponsors for 2012 are US$ 332.

b)        Petros Plan 2 - Fundação Petrobras de Seguridade Social

As from July 01, 2007, the Company implemented the new supplementary pension plan, a Variable Contribution (CV) assuming the contributions corresponding to the period in which the participants had no plan. This past service shall consider the period as from August 2002, or the date of later admission, until August 29, 2007. The plan will continue to admit new subscribers after this date but will no longer be payment relating to past service.

Disbursements for past service are made monthly, for the same number of months in which the participant had no plan.

The portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In 2011, the contribution to the defined contribution portion of this plan was US$ 253.

The expected contributions from the sponsors for 2012 are US$ 272, where US$ 57 refers to the defined benefit portion and US$ 215 refers to the defined contribution portion.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21. Employee’s post-retirement benefits obligations – Pension and Health care (Continued)

21.2          Pension plans abroad - Defined benefit

The Company also sponsors pension plans abroad, with defined benefits characteristics, through subsidiaries in Argentina, Japan and other countries. Most plans are funded, where assets are held in trusts, foundations or similar entities that are governed by local regulations. In 2011, the Company’s contributions to these plans totaled US$ 4.

21.3          Pension Plans’ assets

Plan assets investments reflect a long term strategy that considers risk assessment by type of assets and diversifications, as a mechanism to mitigate portfolio risk. The asset portfolio must comply with National Monetary Council rules. The fixed income funds concentrate the majority of the investments, composed of public and private securities. Portfolio target for the period between 2012 and 2016 is 40% to 75% in fixed income, 20% to 45% in variable income, 1.5% to 8% in real estate properties, 0% to 15% in loans to participants, 2.5% to 12% in structured projects and 0% to 3% in investments abroad.

The assets of the pension plans, separated by level of measurement, are as follows:

	As of December 31,
	2011					2010
Asset Category	Prices quoted on an active market (Level 1)	Valuation supported by observable prices (Level 2)	Valuation without use of observable prices (Level 3)	Total fair value (Levels 1, 2 and 3)%		Total fair value (Levels 1, 2 and 3)%
Fixed income	8,614	3,860	-	12,474	47%	14,810	54%
Corporate bonds	-	3,772	-	3,772		5,254
Government bonds	8,614	-	-	8,614		9,483
Other	-	88	-	88		73
Variable income	6,943	1,648	3,511	12,102	46%	10,967	40%
Shares on demand	6,943	-	-	6,943		6,275
Private Equity funds	-	1,571	3,510	5,081		4,669
Other investments	-	77	1	78		23
Real estate	-	-	959	959	4%	877	4%
				25,535	97%	26,655	98%
Loans granted				768	3%	679	2%
				26,303	100%	27,334	100%

At December 31, 2011, the investments include common and preferred shares of Petrobras in the amount of US$ 451 and US$ 371, respectively, and real estate properties rented by the Company in the amount of US$ 185.

The loan assets granted to participants are stated at amortized cost, which closely approximates to the fair value.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21. Employee’s post-retirement benefits obligations – Pension and Health care (Continued)

21.3  Pension Plans’ assets (Continued)

The changes in the fair value of assets valued using the discounted cash flow, classified as Level 3, are as follows:

	Changes in Level 3
	Private Equity funds	Real estate	Other investments	Total

At December 31, 2010	3,374	877	1	4,252
Profitability of plan's assets	513	8		521
Purchases and sales, net	62	193		255
Cumulative translation adjustments	(439)	(119)		(558)
At December 31, 2011	3,510	959	1	4,470

The investments expected profitability, based on market expectations, is 6% p.a. for fixed income and assets, 8% p.a. for variable income assets and for other investments, resulting in an average interest rate of 6.49% p.a.

21.4          Health Care - Assistência Multidisciplinar de Saúde (“AMS”)

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

The health care plan is not collateralized by assets. Instead, the Company makes benefit payments based on costs incurred by plan participants.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21. Employee’s post-retirement benefits obligations – Pension and Health care (Continued)

21.5    Net actuarial liabilities and expenses, calculated by independent actuaries, and fair value of the plans’ assets

Information regarding defined benefit plans, in Brazil and abroad, was consolidated for presentation purpose taking into consideration that similar assumptions were assumed and the total assets and liabilities of pension plans abroad is not material.

All the pension plans have accumulated benefit liabilities in excess of the plans’ assets.

a)      Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2011				2010
	Pension plan				Pension plan
	Defined benefit	Variable contribution	Healthcare benefits	Total	Defined benefit	Variable contribution	Healthcare benefits	Total
Changes in the present value of the actuarial
liabilities

Actuarial liability at the beginning of the year	33,154	440	8,269	41,863	27,277	302	6,869	34,448
Cost of interest:
• With financial commitment agreement	362			362	289			289
• Actuarial	3,338	50	926	4,314	2,691	34	754	3,479
Current service cost	199	200	146	545	230	59	112	401
Benefits paid	(1,228)	(2)	(365)	(1,595)	(1,013)	(2)	(297)	(1,312)
Actuarial (gain) / loss on the actuarial liability	1,405	189	307	1,901	2,207	27	462	2,696
Other	5	1		6	(3)			(3)
Cumulative translation adjustments	(4,143)	(97)	(1,033)	(5,273)	1,476	20	369	1,865
Actuarial liability at the end of the year	33,092	781	8,250	42,123	33,154	440	8,269	41,863

Changes in the fair value of the plan's assets

Plan's assets at the beginning of the year	27,197	137		27,334	22,675	115		22,790
Expected income from the plan's assets	3,303	21		3,324	2,539	16		2,555
Contributions received by the fund	489	38	365	892	509		297	806
Receipts entailed to the financial commitment
agreement	173			173	147			147
Benefits paid	(1,228)	(2)	(365)	(1,595)	(1,013)	(2)	(297)	(1,312)
Actuarial gain / (loss) on the plan's assets	(530)			(530)	1,132	2	-	1,134
Other	3			3				-
Cumulative translation adjustments	(3,276)	(22)		(3,298)	1,208	6		1,214
Plan's assets at the end of the year	26,131	172		26,303	27,197	137		27,334

Amounts recognized in the statement of
financial position
Present value of the liabilities	33,092	781		33,873	33,154	440		33,594
(-) Fair value of the plan's assets	(26,131)	(172)		(26,303)	(27,197)	(137)		(27,334)
Present value of the liabilities in excess of the fair value
of the plan's assets	6,961	609		7,570	5,958	302		6,260
Present value of the liabilities			8,250	8,250			8,269	8,269
Unrecognized actuarial gains/(losses)	(5,094)	(256)	(1,449)	(6,799)	(3,012)	(66)	(1,113)	(4,191)
Unrecognized past service cost	(50)	(56)	(17)	(123)	(66)	(59)	(18)	(143)
Cumulative translation adjustments	551	33	157	741	(172)	(6)	(66)	(244)
Net actuarial liabilities at December 31	2,368	330	6,941	9,639	2,708	171	7,072	9,951

Changes in net actuarial liabilities

Balance at January 1	2,707	171	7,074	9,952	2,559	82	6,188	8,829
(+) Costs incurred in the year	409	216	1,104	1,729	476	81	871	1,428
(-) Payment of contributions	(285)	(21)	(365)	(670)	(299)		(298)	(597)
(-) Payment of the financial commitment agreement	(171)			(171)	(146)			(146)
Other	12	1		13	(2)		1	(1)
Cumulative translation adjustments	(304)	(38)	(873)	(1,215)	120	8	310	438
Balance at December 31	2,368	330	6,941	9,639	2,708	171	7,072	9,951

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21. Employee’s post-retirement benefits obligations – Pension and Health care (Continued)

21.5  Net actuarial liabilities and expenses, calculated by independent actuaries, and fair value of the plans’ assets (Continued)

b)      Components of the net expenses

	As of December, 31
	2011				2010
	Pension plan				Pension plan
	Defined benefit	Variable contribution	Healthcare benefits	Total	Defined benefit	Variable contribution	Healthcare benefits	Total
Current service cost	199	200	146	545	230	59	112	401
Cost of interest:
• With financial commitment agreement	362			362	289			289
• Actuarial	3,338	50	926	4,314	2,691	33	755	3,479
Expected return of the plan's assets	(3,303)	(21)		(3,324)	(2,540)	(15)		(2,555)
Amortization of actuarial (gains) / losses	4	2	28	34	2	1		3
Contributions by participants	(209)	(17)		(226)	(210)			(210)
Past service cost	14	5	2	21	13	4	2	19
Other		(1)		(1)			1	1
Net costs for the year	405	218	1,102	1,725	475	82	870	1,427

Related to active employees:
Cost of operating activities	128	91	212	431	105	42	168	315
Directly to income	64	122	180	366	79	39	113	231
Related to retired employees	213	5	710	928	291	1	589	881
Net costs for the year	405	218	1,102	1,725	475	82	870	1,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21. Employee’s post-retirement benefits obligations – Pension and Health care (Continued)

21.5  Net actuarial liabilities and expenses, calculated by independent actuaries, and fair value of the plans’ assets (Continued)

c)      Variance between estimated amounts and amounts incurred

Variance between the estimated amounts and those actually incurred in the last three years were as follows:

	As of December 31,
	2011	2010	2009
Pension plan gains/(losses)
Actuarial liability	(67)	71	(219)
Pension plan assets	(472)	1,198	1,966

Pension plan gains/(losses)
Actuarial liability	704	248	381

d)      Variance in the costs with health care

Variance of 1% in the assumptions for medical costs would have the following impacts:

	1% increase	1% decrease

Actuarial liability	1,229	(1,005)
Service cost and interest	159	(128)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21. Employee’s post-retirement benefits obligations – Pension and Health care (Continued)

21.5  Net actuarial liabilities and expenses, calculated by independent actuaries, and fair value of the plans’ assets (Continued)

e)      Actuarial assumptions adopted in the calculations

Year ended December 31,
	2011	2010

Discount rate	Inflation 5.6% to 4.34% p.a.(1) + interest 5.58% p.a (2)	Inflation 5.3% to 4.3% p.a.(1) + interest 5.91% p.a.(2)
Growth rate for salaries	Inflation 5.6% to 4.34% p.a.(1) + 2.080% to 3.188% p.a.	Inflation 5.3% to 4.3% p.a.(1) + 2.220% p.a.
Expected return rate from the pension plan	Inflation 5.6% p.a. + interest: 6.49% p.a.	Inflation 5.3% p.a.(1) + interest: 6.78% p.a.
assets
Turnover rate of the health plans	0.652% p.a.(3)	0.660% p.a.(3)
Turnover rate of the pension plans	Null	Null
Rate for hospital medical costs	8.96% to 4.34% p.a. (4)	7.89% to 4.3% p.a. (4)
Mortality table	AT 2000, sex specific	AT 2000, sex specific
Disability table	TASA 1927 / Zimmermann adjusted (5)	TASA 1927 / Zimmermann adjusted (5)
Mortality table for disabled persons	AT 49, sex specific	AT 49, sex specific

(1) Inflation decreasing lineally in the next 5 years when it becomes constant.
(2) The Company uses a methodology for computing an equivalent real rate from the future curve of return of the longest term government bonds, considering in the calculation of this rate the maturity profile of the pension and health care obligations.
(3) Average turnover which varies according to age and time of service.
(4) Decreasing rate for doctors’ and hospital costs, attaining in the next 30 years the projected long-term expectations for inflation.
(5) Disability table: Zimmermann adjusted to the Petros 2 plan.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

21. Employee’s post-retirement benefits obligations – Pension and Health care (Continued)

21.6    Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution employee retirement plans. The contributions paid in 2011, recognized in the income statement, amounted US$ 13.

22.    Profit sharing

Employee profit sharing is based on statutory requirements and guidelines established by the Department of Coordination and Governance of State Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and by the Ministry of Mines and Energy, and is related to consolidated net income before profit sharing by employees and management and the result attributable to non-controlling interests.

Management participation in the profits or results will be subject to approval at the Annual General Meeting for 2012,  in accordance with articles 41 and 56 of the Company’s bylaws and specific federal regulations.

23.    Shareholders’ equity

23.1          Paid-in capital

At December 31, 2011, subscribed and fully paid-in capital in the amount of US$ 107,355 was represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all with no par value.

Capital increase with reserves in 2011

The Special General Meeting, held jointly with the Annual General Meeting on April 28, 2011, approved the Company’s capital increase from US$ 107,341 to US$ 107,355, through capitalization of part of the profit reserve from tax incentives recorded in 2010, in the amount of US$ 14, in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6,404/76.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

23. Shareholders’ equity (Continued)

23.1     Paid-in capital (Continued)

Capital increase with reserves in 2012

The Management of Petrobras is proposing to the Extraordinary General Shareholders’ Meeting, to be held jointly with the General Shareholders’ Meeting for 2012, a capital increase for the Company from US$ 107,356 to US$ 107,363, through capitalization of a portion of the tax incentive profit reserve established in 2011 in the amount of US$ 6.

23.2          Additional paid-in capital

a)      Shares issuance costs

Shares issuance cost regarding global offering of shares made in 2010 amounted US$ 279, net of taxes.

b)      Change in interest in subsidiaries

Includes amounts regarding changes in ownership interest in subsidiaries, which do not result in loss of control.

23.3          Profit reserves

a)      Legal reserve

The legal reserve is provided through the appropriation of 5% of the net income for the year, pursuant to article 193 of the Brazilian Corporation Law.

b)      Statutory reserve

The statutory reserve is provided through the allocation of the net income for each year in an amount equivalent to at least 0.5% of the paid-in capital at year-end. This reserve is used to fund research and technological development programs. The balance of this reserve may not exceed 5% of the paid-in capital, pursuant to article 55 of the Company’s bylaws.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

23. Shareholders’ equity (Continued)

23.3     Profit reserves (Continued)

c)      Tax incentive reserve

Tax incentive reserve is constituted through Government grants, recognized in income, as a result of donations or subventions in accordance with article 195-A of Brazilian Corporate Law. This reserve may only be used for offsetting losses or increasing paid-in capital.

In 2011, an amount of US$ 43 was earmarked from the results regarding investments subventions at Superintendencies for Development of the Northeast (SUDENE) and Amazonia (SUDAM), in which US$ 6 refers to the realization of part of the deposits for reinvestments with funds from income tax.

d)      Profit retention reserve

Profit retention reserve is constituted to provide funds to budgeted capital investments, mainly in oil and gas exploration and development activities, in accordance with to article 196 of the Brazilian Corporation Law.

The Board of Directors is proposing retention of profits, as profit retention reserve in the amount of US$ 12,235, where US$ 12,229 originates from the profit for 2011 and US$ 6 from the ending balance of retained earnings, which is constituted to partially attend the annual investment program established by the 2012 budget, to be decided in the Annual General Shareholders’ Meeting for 2012.

23.4          Accumulated other comprehensive income

a)      Cumulative translation adjustment

It comprises the net translation gain or loss resulting from expressing in the reporting currency of the Company those amounts that are denominated in a different currency.

b)      Other comprehensive income

It comprises changes in fair value regarding available-for-sale securities and cash flow hedges.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

23. Shareholders’ equity (Continued)

23.5          Dividends

Holders of preferred and common shares are entitled to a minimum dividend and/or interest on shareholders’ equity of 25% of annual adjusted net income, in accordance with article 202 of Brazilian Corporate Law.

Preferred shares have priority in the event of reimbursement of capital and receipt of dividends which is based on, at least, the higher amount among the following: 3% of the book value of shareholders’ equity, regarding preferred shares interest, or 5% of the paid-in capital regarding preferred shares (higher amount criteria).

The proposal for dividends related to 2011, which is being sent by the Management of Petrobras for approval by the shareholders in the Annual General Meeting of 2012, in the amount US$ 6,905, meets the statutory rights guaranteed to preferred shares and is being offered equally for both common and preferred shares. This proposed dividend reached 38.25% of the annual adjusted net income, as a result of the preferred shares rights (higher amount criteria) in which prevailed 3% of the book value of shareholders equity regarding preferred shares interest. This amount was higher than the minimum dividend equivalent to 25% of annual adjusted net income.

In 2010, without distinction between common and preferred shares, proposal dividends represented 35.50% of the annual adjusted net income, as a result of the preferred shares rights (higher amount criteria) in which prevailed 5% of the paid-in capital regarding preferred shares.

The proposed dividends at December 31, 2011, in the amount of US$ 6,905, include interest on shareholders’ equity in the total amount of US$ 6,071, approved by the Board of Directors, as follows:

Payment	Date of approval by Board of Directors	Date of Shareholder position	Date of Payment	Amount of Payment	Gross amount per share (ON and PN) (US$)
1st payment of interest on shareholders' equity	04.29.2011	05.11.2011	05.31.2011	1,602	0.1
2nd payment of interest on shareholders' equity	07.22.2011	08.02.2011	08.31.2011	1,671	0.1
3rd payment of interest on shareholders' equity	10.28.2011	11.11.2011	11.30.2011	1,407	0.1
4th payment of interest on shareholders' equity	12.22.2011	01.02.2012		1,391	0.1
Dividends	02.09.2012			834	0.1
				6,905	0.50

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

23. Shareholders’ equity (Continued)

23.5     Dividends  (Continued)

The portions of interest on shareholders’ equity distributed in advance in 2011 will be deducted from the dividends proposed in 2011, monetarily updated by the SELIC rate from the date of its payment until December 31, 2011. The final portion of interest on shareholders’ equity will be paid up to March 30, 2012 and the dividends will be paid on a date to be established by the Annual General Shareholders’ Meeting.  These amounts will be monetarily updated corrected as from December 31, 2011 until the date of payment, in accordance with the SELIC rate.

The interest on shareholders’ equity is subject to 15 % of withholding income tax, except for exempt shareholders, as established by Law 9,249/95. This interest was allocated to the dividends for the year, as established in the Company’s bylaws.

In accordance with tax law, interest on shareholders’ equity is recognized in earnings, providing income tax benefits amounting to US$ 2,064 (US$ 1,985 in 2010) and subsequently reversed to retained earnings in accordance with CVM nº 207/96.

23.6          Earnings per Share

	As of December 31,
	2011	2010	2009

Net income atributable to shareholders of Petrobras	20,121	20,055	15,308
Weighted average of the number of common and
preferred shares outstanding (No. of shares)	13,044,496,930	9,872,826,065	8,774,076,740
Basic and diluted earnings per common and preferred
share (US$ per share)	1.54	2.03	1.74

24. Sales revenues

	Year ended December 31,
	2011	2010	2009

Gross sales revenue	183,022	151,297	115,075
Sales charges	(37,107)	(30,845)	(23,929)
Sales revenues	145,915	120,452	91,146

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

25.    Expenses by nature

	Year ended December 31,
	2011	2010	2009
Raw material / products purchased	(57,274)	(43,952)	(29,677)
Contracted services, freight, rents and general charges	(14,771)	(13,133)	(7,805)
Government interest	(16,228)	(11,547)	(9,787)
Personnel expenses and benefits	(11,294)	(9,509)	(6,980)
Depreciation, depletion and amortization	(10,535)	(8,308)	(7,129)
	(110,102)	(86,449)	(61,378)

Cost of sales	(99,595)	(77,145)	(54,023)
Selling expenses	(5,346)	(4,863)	(3,693)
Administrative and general expenses	(5,161)	(4,441)	(3,662)
	(110,102)	(86,449)	(61,378)

26.    Other operating income and expenses, net

	Year ended December 31,
	2011	2010	2009

Healthcare and pension plans	(928)	(881)	(697)
Unscheduled stoppages and pre-operating expenses	(901)	(350)	(381)
Institutional relations and cultural projects	(884)	(694)	(545)
Corporate expenditures on safety, environment and health	(474)	(207)	(181)
Adjustment to market value of inventories	(643)	(339)	(310)
Collective labor agreements	(430)	(364)	(248)
Losses with contingencies with judicial proceedings	(412)	(1,031)	(1,273)
Gain with contingencies with judicial proceedings	542	-	-
Operating expenses with thermoelectric power stations	(127)	(170)	(311)
Impairment	(369)	(38)	(312)
Government Grants	378	212	331
Gains on disposal of non-current assets	7	37	-
E&P joint arrangement charge/refund	10	26	-
Incentive for purchase of Petrobras shares	-	(51)	-
Other	247	(115)	155
	(3,984)	(3,965)	(3,772)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

27.Financial income (expenses), net

	2011	2010	2009

Foreign exchange on cash and cash equivalent	582	(395)	(354)
Foreign exchange on debt (*)	(3,165)	1,071	2,046
Foreign exchange on net debt	(2,583)	676	1,692

Foreign exchange on debt	(194)	(231)	294

Borrowing costs	(4,866)	(4,070)	(2,448)
Investments	1,673	961	716
Government bonds for trading	1,275	312	-
Net financial expenses	(1,918)	(2,797)	(1,732)
Financial result on net debt	(4,695)	(2,352)	254

Borrowing costs capitalized	4,403	3,156	1,657
Hedge on sales and financial operations	(214)	-	(181)
Income from avaiable-for-sale securities	355	299	213
Income/ (expenses) from held-to-maturity securities	(69)	70	177
Other financial expenses and income, net	(39)	(2)	(190)
Other exchange and monetary variations, net	335	380	(1,833)
Financial income (expenses), net	76	1,551	97

Financial income (expenses), net (**)
Income	3,943	2,535	1,757
Expenses	(1,424)	(1,784)	(1,707)
Exchange and monetary variations, net	(2,443)	800	47
	76	1,551	97

(*) It includes monetary variation on financing in local currency parameterized to the variation of the US dollar.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28.    Legal proceedings and contingencies

The Company is a defendant in numerous legal proceedings involving civil, tax, labor, corporate and environmental issues arising in the normal course of its business. Based upon the advice of its internal legal counsel and on management’s best estimates, the Company has classified the loss contingencies of such proceedings as either probable, reasonably possible or remote.

28.1    Legal proceedings classified as probable losses

The Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The main proceedings that comprise this classification relate to the withholding of income taxes for securities issued outside of Brazil; losses and damages as a result of the cancellation of an assignment of  federal VAT (IPI) credits to a third party; and indemnifications for fishermen arising out of an oil spill that occurred in Rio de Janeiro in January 2000. In addition, based on studies undertaken in 2011, the Company reassessed claims related to an oil spill in the Terminal São Francisco do Sul - President Vargas Refinery in July 2000, reclassifying the loss contingency from possible to probable and estimating the Company’s exposure as of December 31, 2011 at US$33.

The amounts recorded as provisions (net of judicial deposits) for the legal proceedings that the Company has classified as probable losses are as follows:

	As of December 31
	2011	2010
Labor claims	155	116
Taxclaims	352	364
Civil claims	159	214
Other claims	60	65
	726	759

	As of December 31,
	2011	2010
Opening Balance	759	481
Provisions	319	798
Payments	(113)	(521)
Judicial deposits	(161)	(56)
Accrual of interest	43	2
Other	(121)	55
Closing Balance	726	759

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28. Legal proceedings and contingencies (Continued)

28.2    Legal proceedings classified as possible losses

The following tables provide a summary of the legal proceedings that the Company has classified as possible losses.

Estimates for
2011
Tax claims	18,199
Civil claims - General	4,722
Civil claims - Environmental	527
Other	832
24,280

Tax Claims	Estimate as of December 31, 2011

Plaintiff: Federal revenue service

1) Income deductions subject to income taxes and fines arising out of pension plan (Petros) modifications. • The Company has filed an administrative appeal with the competent authority in connection with this proceeding, and the appeal is currently awaiting a decision.	1,673

2) Income from foreign subsidiaries and affiliates in the years 2005, 2006 and 2007 not included in income subject to income taxes. • The Company has filed administrative appeals in connection with these proceedings, and these appeals are currently under review by the competent authority.	1,060

3) Deductibility of expenses related to pension plan (Petros) modifications in 2007. • This matter is currently being deliberated in the context of two separate administrative proceedings that remain subject to appeal.	798

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28. Legal proceedings and contingencies (Continued)

28.2  Legal proceedings classified as possible losses (Continued)

Tax Claims	Estimate as of December 31, 2011

Plaintiff: Federal revenue service

4) Withholding income taxes related to charter payments from 1999 to 2002. • With the conclusion of the administrative proceeding, the Company is currently analyzing the pursuit of judicial measures.	2,497

Plaintiff: State revenue service of Rio de Janeiro

5) Value added taxes (ICMS) related to liquefied natural gas transportation made without an invoice. • This matter is currently being deliberated in the context of several different administrative and judicial proceedings.	1,328

6) Value added taxes (ICMS) related to a tax rate used for jet fuel tax payments. • This matter is currently being deliberated in administrative proceedings, in connection with which the Company has already presented its defenses.	752

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28. Legal proceedings and contingencies (Continued)

28.2  Legal proceedings classified as possible losses (Continued)

Tax Claims	Estimate as of December 31, 2011

Plaintiff: Federal revenue service

7) Excise taxes (Contribution of Intervention in the Economic Domain Charge, or CIDE) related to naphtha imports resold to Braskem. • This matter is currently being deliberated in administrative proceedings.	1,489

8) Excise taxes (Contribution of Intervention in the Economic Domain Charge, or CIDE) for transactions made from March 2002 to October 2003 with distributors and service stations that were covered by provisional decisions. • This matter is currently under review by the Tax Claims Administrative Council (Conselho Administrativo de Recursos Fiscais, or CARF) and is awaiting a decision.	658

Plaintiff: State revenue service of São Paulo

9) Value added taxes (ICMS) related to the importation of drilling rigs. • This matter is being deliberated in the context of two different proceedings, one of which is administrative and the other of which was converted into a judicial proceeding that was decided in the Company’s favor.	2,047

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28. Legal proceedings and contingencies (Continued)

28.2  Legal proceedings classified as possible losses (Continued)

Tax Claims	Estimate as of December 31, 2011

Plaintiffs: Certain municipalities in the State of Espírito Santo

10) The municipalities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória have filed notices of infraction against the Company for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Pursuant to Petrobras Complementary Law 116/03, the Company withheld the ISSQN but paid the tax to the municipalities where the respective service providers are established. • This matter is currently being deliberated in the context of several different administrative and judicial proceedings.	866

Plaintiff: Federal revenue service

11) Taxes payable on financial transactions (IOF) related to credits on intercompany transactions. • This matter is currently being deliberated in administrative proceedings, in connection with which the Company has already presented its defenses.	630

Plaintiff: Federal revenue service

12) Withholding income taxes related to oil imports payments. • This matter is currently being deliberated in administrative proceedings. The Company has filed its appeals with the competent authority and is currently awaiting its decision.	493

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28. Legal proceedings and contingencies (Continued)

28.2  Legal proceedings classified as possible losses (Continued)

Tax Claims	Estimate as of December 31, 2011

Plaintiff: State revenue service of Rio de Janeiro

13) Value added taxes (ICMS) related to credits from drilling bits and chemical products used in preparing drilling fluid. • This matter is currently being deliberated in the context of several different administrative and judicial proceedings.	436
14) Other miscellaneous tax claims	3,472

Total tax claims	18,199

Civil Claims - General	Estimate as of December 31, 2011

Plaintiff: Porto Seguro Imóveis Ltda.

15) The plaintiff, a former non-controlling shareholder of Petroquisa, filed a suit alleging losses resulting from the sale of an interest in various petrochemical companies by Petroquisa, as part of the National Privatization Program. The plaintiff claims that Petrobras, Petroquisa's controlling company, should be obliged to indemnify the alleged losses resulting from the acts that approved the minimum sale price of privatized companies.

•         This matter is currently before the Superior Court and is awaiting trial docket designation in light of the special appeal brought by the Company, which appeal may be decided in the first half of 2012. That decision, however, would not be definitive as it would be subject to further appeal.

2,993

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28. Legal proceedings and contingencies (Continued)

28.2  Legal proceedings classified as possible losses (Continued)

Civil Claims - General	Estimate as of December 31, 2011

Plaintiff: National Agency for Petroleum, Natural Gas and Biofuel - ANP

16) The plaintiff claims an additional government participation charge in respect of the following fields in the Campos Basin: Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploration programs.

•         With the conclusion of the administrative phase of this proceeding, this matter was brought before the judicial courts. The Company obtained an injunction suspending the collection of fines until the end of the trial process, which is currently in the production of evidence phase.

646

17) Other miscellaneous civil claims	1,083

Total civil claims	4,722

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28. Legal proceedings and contingencies (Continued)

28.3    Joint Ventures – Frade field

In November 2011, there was an oil spill in the Frade field, operated by Chevron Brasil Upstream Frade Ltda and located in the Campos basin. A federal prosecutor conducted an investigation in connection with the oil spill and has initiated legal proceedings against Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda. (the operator of the rig at the time of the spill), claiming US$11 billion in damages. The amount of this claim was attributed to the dispute by the federal prosecutor.

The Company believes that the amount attributed to this claim is unreasonable and is disproportionately high relative to the extent of the damages caused by the spill. Although the Company is not a party to this claim, as a member of the Frade consortium, the Company may be contractually liable for 30% of all loss contingencies arising out of this oil spill. In the event that Chevron is held liable under this claim, the Company may have to bear up to 30% of the cost of damages paid by Chevron.

28.4    Contingencies assets

28.4.1    Recovery of maintenance costs – Barracuda & Caratinga

In 2006, Petrobras, as representative of Barracuda & Caratinga Leasing Company B.V. (BCLC), commenced an arbitration abroad against Kellogg, Brown, Root, LLC (KBR) to obtain indemnifications for maintenance costs incurred on flexible lines of the Barracuda and Caratinga field, during the period covered by a contractual guarantee.

On September 21, 2011, the arbitration Court decided in favor of BCLC, definitively, condemning KBR to indemnify US$181 plus arbitration costs incurred by Petrobras and legal fees. After the final decision, Petrobras recognized the amount of US$181 in non-current assets.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

28. Legal proceedings and contingencies (Continued)

28.4  Contingencies assets (Continued)

28.4.2    Recovery of PIS and COFINS taxes on financial revenue

Petrobras and its subsidiaries filed a civil suit against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on financial revenue and exchange gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, taking into consideration that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim by Petrobras, filed in 2006 to recover the COFINS for the period from January 2003 to January 2004. After the final decision, Petrobras recognized the amount of US$ 183 as recoverable taxes in non current assets.

On December 31, 2011, the amount of US$1,166 related to these claims are not recognized in the financial statement pending final favorable decision.

28.4.3    Legal proceeding in the United States - P-19 e P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond of the platforms P-19 and P-31, and, with respect to the second company (Petrobras), they were seeking reimbursement of any quantities for which they might happen to be condemned in the execution proceedings of the performance Bond.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

The amount of damages pleaded is approximately US$245.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

29.    Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201.9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed.

On December 31, 2011, the minimum purchase commitment for the period from 2012 to 2019 is approximately 70.3 billion m3 of natural gas, equivalent to 24.06 million m3 per day, which corresponds to an estimated total of US$15.2 billion.

30.    Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees of US$ 3,207 to the National Petroleum Agency (ANP) for the Minimum Exploration Programs as established in the concession agreements for exploration areas. Of this amount, US$ 2,894 are outstanding, net of commitments already undertaken. Of the outstanding amount, US$ 1,805 refers to oil lien and US$ 1,089 to bank guarantees.

31.    Derivative instruments, hedging and risk management activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings.

31.1          Commodity price risk management

Petrobras’ risk management policy seeks to obtain an appropriate equilibrium between its growth and return targets and its risk exposure in order to achieve its strategic goals.

Petrobras’s risk management is conducted by its officers, following a corporate risk management policy. In March 2010, the Executive Committee established the Financial Integration Committee, responsible for Petrobras’ risk assessment and management, composed of all the executive managers of the financial department and executive managers of the business departments. Executive Committee is responsible for taking decisions.

Petrobras risk management is based on a consolidated perspective of its operations, which may result in natural hedges opportunities. Financial and market risk are managed by operations resulting from appropriate equity and debt management.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.2          Risk of change in the prices of oil and oil products

a)      Oil and oil products risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices.

The Financial Integration Committee may recommend derivatives instruments, based on a consolidated perspective of operations and to ensure corporate plan investments, subject to the Board of Directors approval.

b)      Main transactions and future commitments hedged by derivative operations

As a result of the Company currently price risk management, the derivatives are contracted as short term operations, to mitigate the price risk of specific transactions abroad. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

c)      Parameters used for risk management

The main parameters used for commodity prices risk management are the Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

At December 31, 2011, derivative instruments presented a maximum estimated loss per day (VAR – Value at Risk), calculated at 95% confidence level, of approximately US$ 2.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.2     Risk of change in the prices of oil and oil products (Continued)

d)      Notional amount and fair value of derivative instruments of oil and oil products

	Notional value in thousand of bbl*		Fair value recognized**		Maturity
	2011	2010	12.31.2011	12.31.2010
Future Contracts	(6,217)	(8,570)	18	(24)	2012
Purchase commitments	30,193	19,921
Sale commitments	(36,410)	(28,491)
Options Contracts	(2,130)	(1,679)	(2)	(2)	2012
Call	(730)	1,446	(2)
Holder portion	6,728	1,646
Seller portion	(7,458)	(200)
Put	(1,400)	(3,125)		(2)
Holder portion	3,990	2,070
Seller portion	(5,390)	(5,195)
Over the counter	275	354			2012
Buyer position	275	979
Seller position		(625)

Total recorded in other current assets and liabilities			16	(26)

* A negative notional value represents a seller position.

** Negative fair values were recorded in liabilities and positive fair values in assets.

Main counterparties of the operations: NYMEX, ICE, Morgan Stanley, BNP Paribas, BP North America Chicago, Shell (Stasco).

e)      Gains and losses in the year

	Year ended December 31,
Derivatives for oil and oil products	2011	2010
Loss recorded in the income statement	(245)	(2)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.2     Risk of change in the prices of oil and oil products (Continued)

f)       Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

	Year ended December 31,
Foreign currency derivatives	2011	2010
Gain (loss) recorded in results	100	208

g)   Sensitivity analysis

The probable scenario is the fair value at December 31, 2011. The possible and remote scenarios consider a deterioration in the prices in the risk variable of 25% and 50%, respectively.

Market derivatives for oil andoil products	Risk	Probable scenario in 2011	Probable scenario ( Δ de 25% )	Remote scenario (Δ de 50% )
Brent	High in Brent Oil	(4)	(164)	(309)
Gasoline	Low in Gasoline	2	9	15
Fuel Oil	High of Fuel Oil	(8)	(133)	(258)
WTI	High of WTI		1	(11)
Diesel	Low of Diesel	3	(8)	(20)
Ethanol	High of Ethanol	1	(14)	(29)
Naphtha	High of Naphtha		(2)	(4)
Dubai	High of Dubai Oil	1	(6)	(13)
LLS	Low of LLS Oil		(4)	(8)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.2    Risk of change in the prices of oil and oil products (Continued)

h)   Embedded derivatives

Derivatives embedded within other financial instruments or other host contracts are treated as separate derivatives when they have a price based on an underlying that is not clearly and closely related to the asset being sold or purchased. The assessment is made at the inception of the contracts. Such derivatives are separately from the host contract and recognized at fair value with changes in fair value recognized in earnings.

The embedded derivatives outstanding are:

Sale of ethanol

Petrobras entered into a sales contract of ethanol in which the price is based on ethanol and naphtha prices. Naphtha is an extraneous underlying to the cost and fair value of the asset being sold. The embedded derivative was bifurcated from the host contract and recognized at fair value, classified at level 3, through earnings.

The following table presents the fair value of the embedded derivative and a sensitivity analysis at December 31, 2011:

	Notional value in thousandof m3		Fair value	Maturity
Over the counter contracts
Buyer position		715	26	2016

Foreign Currency Derivatives	Risk	Probable scenario at December 31, 2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ of 50%)
Naphtha xEthanol Swap	Decrease in spread Naphtha xEthanol	26	21	17

The Company determined the fair value based on the difference between the spreads for naphtha and ethanol. Ethanol sales price in the contract refers to Brazilian market (ESALQ). The market quotations used in the measurement were obtained from the CBOT (Chicago Board of Trade) future market at closing date.

Fair value gains or losses are classified as financial income in the income statement.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.3          Foreign currency risk

Petrobras is exposed to foreign currency risk as a result of the impact of changes in exchange rates on assets and liabilities denominated in foreign currency. Exchange rates changes may have an adverse effect on Petrobras’ financial condition, as a result of its liabilities mainly based on foreign currency and revenues sources mainly based on Reais.

a)      Foreign currency risk management

Foreign currency risk management is based on a consolidated perspective of its operations, which may result in natural hedges opportunities arising from correlation between revenues and expenses. In situations when such correlation is not applicable, risk management is made by cash investments in Real, Dollar or other foreign currency.

Foreign currency risk management is based on the net exposure. Periodical analyses of the foreign currency risks are prepared, assisting the decisions of the Executive Committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

b)      Main transactions and future commitments hedged by derivative operations

Swaps

Yen vs. Dollar

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to lock the costs of this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

Effectiveness is tested quarterly both at the inception of a hedge and on an ongoing basis. The Company has elected to designate its cross currency swap as cash flow hedges.

Dollar vs. CDI (Interbanking Certificate Deposits)

The Company entered into a swap contract related to financing of imports (FINIMP) for purchase of petroleum.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.3    Foreign currency risk (Continued)

b)   Main transactions and future commitments hedged by derivative operations (Continued)

Dollar forward contracts

Petrobras is in a short position in exchange futures rates through Non Deliverable Forward on the Brazilian over-the-counter market. The period of exposure is 3 months on average and the operation is conducted for the purpose of securing and guaranteeing the trading margin. These operations did not require margin deposits in guarantee.

c)      Notional and fair value of the derivative instruments

The table below summarizes the information on the derivative contracts in force.

	Notional value (in million)		Fair value **		Maturity
	2011	2010	2011	2010
Dollar - over the counter contracts

Seller position	USD 87	USD 61	(2)	2	2012
	USD 87	USD 61	(2)	2

Swaps			17		2012
Asset position
Foreign currency (US dollar)	USD 127		128
Liability position
CDI reais	BRL 199		(111)

Cross Currency Swap			130	115	2016
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35,000	JPY 35,000	494	470
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 298	USD 298	(364)	(355)

Total recorded in other current assets and liabilities			145	117

* Negative fair values were recorded in liabilities and positive fair values in assets.

Main counterparties of the operations: Citibank, HSBC, Bradesco and Itaú.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.3    Foreign currency risk (Continued)

d)      Gains and losses in the year

	Year ended December 31,
Foreign currency derivatives	2011	2010
Gain (loss) recorded in the income statement	15	4
Gain (loss) recorded in shareholders' equity	5	(6)

e)      Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

f)       Foreign currency sensitivity analysis for derivatives, loans and financial investments

The probable scenario is the fair value at December 31, 2011. The possible and remote scenarios at December 31, 2011, consider price deterioration in the risk variable of 25% and 50%, respectively.

Foreign Currency Derivatives	Risk	Probable scenario at December 31, 2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ de 50%)
Dollar forward contracts	Appreciation of Dollar against Real	(2)	(23)	(45)
Cross Currency Swap	Depreciation of Yen against Dollar	130	31	(35)
Swaps	Depreciation of Real against Dollar	17	(20)	(52)

Foreign currency debt *	Risk	Probable scenario at December 31, 2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ de 50%)
Real[1]	Appreciation of Dollar against Real	14,192	3,548	7,096
Dollar	Appreciation of Dollar against Real	36,258	9,064	18,129
Euro	Appreciation of Euro against Real	2,495	624	1,247
Yen	Appreciation of Yen against Real	1,544	386	772
		54,489	13,622	27,244

1   Financing in local currency parameterized to the variation of the dollar.

Financial investment*	Risk	Probable scenario at December 31, 2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ de 50%)
in foreign currency:	Appreciation of Real against Dollar	9,297	(2,324)	(4,649)

 (*) The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk. Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.4               Interest rate risk

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. If the market interest rates (particularly LIBOR) rise, the financial expenses will increase, which may cause a adverse effect on Petrobras’ financial condition. Foreign currency debts at floating rates are subject, mainly, to the fluctuation of the LIBOR and the debts expressed in Reais are subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Banco Central do Brasil.

Interest rate risk management

Petrobras uses derivative financial instruments to manage interest rate risk for specific situations presented by certain subsidiaries.

a)      Main transactions and future commitments hedged by operations with derivatives

Swaps

Floating interest rate (Libor USD) vs. fixed rate (USD)

The Company entered into a contract swapping floating rate to fixed rate in an obligation. The main purpose is eliminating the mismatch between assets and liabilities cash flows of an investment project. The Company does not intend to settle the operation before its maturity. This derivative is accounted for as hedge accounting.

Floating interest rate (Euribor) vs. fixed rate (EUR)

The Company entered into a swap contract in order to lock the interest rate related to a financing.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.4        Interest rate risk (Continued)

b) Notional and fair value of the derivative instruments

	Notional value (in million)		Fair value **		Maturity
	2011	2010	2011	2010

Swaps contracts
Liability position	USD 478	USD 487	(36)	8	2020

Swaps contracts			(2)		2015
Asset position
Euribor 1M	EUR20
Liability position
Fixed rate of 4.19% p.a.	EUR20		(2)

Total recorded in other current assets and liabilities			(38)	8

** Negative fair values were recorded in liabilities and positive fair values in assets.

c) Sensitivity analysis of interest rate derivatives

Foreign Currency Derivatives	Risk	Probable Scenario at December 31, 2011	Possible Scenario (Δ de 25%)	Remote Scenario (Δ de 50%)
Swaps	Decrease in Libor	(36)	(54)	(66)
Swaps	Decrease in Euribor	(2)	(2)	(2)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.5          Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers. The Credit Commissions, due to a decision by the Executive Board, are each composed of three members and chaired by the Executive Manager for Financial Planning and Risk Management and the other members are the Executive Manager for Finances and the Executive Manager for the commercial department dealing with the client or with the financial institution.

The purpose of the Credit Commissions is to analyze credit concessions and promote integration between operating units and provide recommendations to them.

The credit risk management policy seeks to minimize credit risk exposure while sales and financial operations are maximized, through an efficient credit analysis, concession and management process.

Parameters used for credit risk management

Petrobras uses quantitative and qualitative parameters appropriate for each operating area.

The Company’s commercial credit portfolio, which surpasses US$ 40,000, is very diversified and the credits are divided between clients on the Brazilian domestic market and foreign markets. Amongst the main clients there are major oil companies.

Financial institutions credits approximates US$ 30,000, distributed between the main international banks, considered by rating agencies as Investment Grade, and Brazilian banks.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.5     Credit risk (Continued)

Guarantees used in credit risk management

Only guarantees issued by financial institutions that have credit available, in accordance with the parameters adopted by the Company, are accepted.

Credit sales to clients considered as high risk are only made through receipt of guarantees. Accordingly, Petrobras accepts letters of credit issued abroad, bank guarantees issued in Brazil, mortgages and collateral. For clients considered as medium risk, guarantees and endorsements of the partners of the companies, both individuals and legal entities, are also accepted.

The table below presents the maximum exposure to credit risk:

2011
Guarantees	2,143
Derivatives	183
Financial investments	8,661

The maximum exposure to the accounts receivable credit risk is represented by the carrying amount described in Note 7.

31.6          Liquidity risk

Petrobras uses its funds mainly for capital expenditures, payment of dividends and debt repayments. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position, will continue to permit compliance with the established capital requirements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.6     Liquidity risk (Continued)

Liquidity risk management

The liquidity risk management policy adopted by the Company establishes the continuity of extending the term of maturity of our debts, through the financing capacity of the domestic market and developing a strong presence on the international capital market, by expanding fixed income investor base.

Petrobras finances the working capital, through short-term debts related to our commercial flow, such as export credit notes and advances on exchange contracts. Investments in non current assets are financed through long term debts such as issuing bonds on the international market, credit agencies, export prepayment and payment, development banks in Brazil and abroad, and lines of credit with Brazilian and international commercial banks.

Nominal flow of principal and interest on financing

Maturity	As of December 31, 2011
2012	13,978
2013	8,957
2014	10,046
2015	11,219
2016	18,987
2017	11,289
2018 and thereafter	59,651
Balance at December 31, 2011	134,127
Balance at December 31, 2010	105,107

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

31. Derivative instruments, hedging and risk management activities (Continued)

31.7               Financial investments (operations with derivatives)

Operations with derivatives, both on the domestic market and on the foreign market, seek an efficient management of cash and cash equivalents by changing assets indexes.

The following table presents the market values of the operations with derivatives held in the exclusive investment funds as of December 31, 2011.

Contract	Quantity	Notional value	Fair value *	Maturity

Future DI	(39,957)	(1,729)
Buyer position	31,724	1,414	1	2012 to 2014
Seller position	(71,681)	(3,143)	(1)	2012 to 2014
Future dollar	147	7		2012
Buyer position	312	15
Seller position	(165)	(8)

 32.    Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

The carrying amount of long-term loans at December 31, 2011 amounted US$ 72,718. The estimated fair values was US$ 73,163, calculated at the prevailing market rates, considering natures, maturities and risks similar to the recognized contracts.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

32. Fair value of financial assets and liabilities (Continued)

The hierarchy of the fair values of the financial assets and liabilities, recorded at fair value on a recurring basis, is presented as follows:

	Fair value measured based on

	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total Fair value recorded

Assets
Marketable securities	11,870			11,870
Foreign currency derivatives	17	130		147
Commodity derivatives	35		26	61
Balance at December 31, 2011	11,922	130	26	12,078
Balance at December 31, 2010	18,596	119	32	18,746

Liabilities
Foreign currency derivatives		(2)		(2)
Commodity derivatives	(19)			(19)
Interest derivatives	(36)			(36)
Balance at December 31, 2011	(55)	(2)		(57)
Balance at December 31, 2010	(38)	(2)		(40)

 33.    Insurance

In accordance with the Company’ policies, insurance contracts usually cover risks that may adverse impact the Company’ assets as well as risks subject to legal or contractual obligations. The other risks are subject to self-insurance, with Petrobras intentionally assuming the full risk through absence of insurance. The Company assumes an expressive portion of its risk, by contracts that may reach an amount equivalent to US$ 60.

The risk assumptions adopted are not part of the scope of financial statements audit. Accordingly, they were not examined by our independent auditors.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

33. Insurance (Continued)

The main information concerning the insurance coverage outstanding at December 31, 2011 are:

Assets	Types of coverage	Amount insured

Facilities, equipment and inventories	Fire and operating risks	126,608
Tankers and auxiliary vessels	Hulls	2,287
Fixed plataforms, floating production systems and offshore
drilling units	Oil risks	28,013
Total		156,908

Petrobras does not enter into insurance for loss of earnings, control of wells and the pipeline network in Brazil.

34.    Subsequent events

Raising of funds for PifCo

On February 6, 2012, Petrobras International Finance Company (PifCo) concluded the offer of Global Notes on the international market, resulting in the receipt of funds in the amount of US$ 7 billion which will be used to finance the Company's investments. The transaction consisted of issuing securities with maturity in 2015 and 2017 and the reopening of securities maturing in 2021 and 2041, whose annual interest rates are 2.875%, 3.50%, 5.375% and 6.75%, respectively, with semiannual payment of interest.

The issuance costs were approximately US$ 22 million with a discount of US$ 16 million (2015 and 2017 series) and a premium on the reopening of the securities of US$ 255 million (2021 and 2041 series), resulting in effective annual interest rates of 3.15%, 3.69%, 4.84% and 5.95% respectively. Global Notes are fully and unconditional guaranteed by the Parent Company.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

34. Subsequent events (Continued)

Investment agreement for a partnership in Gás Brasiliano Distribuidora

On February 8, 2012, Petrobras Gás S.A. (Gaspetro), Gás Brasiliano Distribuidora S.A. (GBD) and Companhia Energética de Minas Gerais (Cemig) signed an investment agreement that establishes the entry of Cemig in the capital of GBD, resulting in a company with a 60% interest held by Gaspetro and a 40% interest held by Cemig. Currently GBD is controlled 100% by Gaspetro.

The implementation of this Agreement is subject to the approval of the relevant regulatory agencies and the conclusion of the transaction is expected to take place during 2012.

 35.    Accounting for Suspended Exploratory Wells

Exploratory costs directly associated with the drilling of wells are initially capitalized as part of the Property, Plant and Equipment, pending the determination of whether the well has found proved reserves.

Exploratory wells that have found oil and gas reserves, but reserves cannot be classified as proved, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is taking place.

The following table shows the net changes in capitalized exploratory drilling costs during the years ended December 31, 2011 and 2010:

Unproved oil and gas properties (*)
	Year ended December, 31
	2011	2010

Beginning balance at January 1,	7,742	5,516
Additions to capitalized costs pending determination of proved reserves	6,258	5,108
Capitalized exploratory costs charged to expense	(1,520)	(1,064)
Transfers to property, plant and equipment based on the determination of the proved reserves	(1,482)	(2,059)
Cumulative translation adjustment	(878)	241

Ending balance at December 31,	10,120	7,742

(*)  Amounts capitalized and subsequently expensed in the same period have been excluded from the above table.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

35. Accounting for Suspended Exploratory Wells (Continued)

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs
	Year ended December 31,
	2011	2010

Capitalized exploratory well costs that have been capitalized for a period of one year or less	3,166	3,004
Capitalized exploratory well costs that have been capitalized for a period greater than one year	6,954	4,738
Ending balance	10,120	7,742
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	99	84

Of the US$ 6,954 for 99 projects that include wells suspended for more than one year since the completion of drilling, approximately US$ 1,513 are related to wells in areas for which drilling was under way or firmly planned for the near future and that the Company has submitted an “Evaluation Plan” to the ANP for approval and approximately US$ 4,010 incurred in costs for activities necessary to assess the reserves and their potential development.

The US$ 6,954 of suspended wells cost capitalized for a period greater than one year as of December 31, 2011, represents 235 exploratory wells and the table below contains the aging of these costs on a well basis:

Aging based on drilling completion date of individual wells:

	Million of dollars	Number of wells
2010	2,208	78
2009	1,951	56
2008	1,362	53
2007	352	24
2006 and therefore	1,081	24

	6,954	235

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

36.    Summary of main differences between U.S. GAAP and IFRS

The Company’s consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with IFRS which differs in certain aspects from accounting principles generally accepted in United States of America (U.S. GAAP).

A summary of the main differences between the U.S. GAAP and the IFRS which are applicable to the Company is presented below:

a) Property, Plant and Equipment

Adjustment for hyperinflationary period

Prior to 1998, Brazil was considered to have a hyperinflationary economy. Under U.S. GAAP, during a hyperinflationary period, Property, Plant and Equipment items were translated into US Dollars based on the historical exchange rates.

On January 1, 1998 Brazil ceased to be hyperinflationary and Petrobras remeasured the U.S. dollar amounts of Property, Plant and Equipment into Brazilian Reais at the current exchange rate. Those amounts became the new accounting basis under U.S. GAAP.

According to IFRS, Property, Plant and Equipment had to be adjusted by a general price index during the hyperinflationary period. After the hyperinflationary period, the adjusted amounts became the new carrying amount.

Capitalization of interest

U.S. GAAP and IFRS require an entity to capitalize interest costs that are directly attributable to the obtaining of a qualifying asset. However, when adopting IFRS for the first time, the Company elected to apply the transitional provisions set out in IAS 23 - Borrowing Costs. As a result, the Company assumed the BR GAAP carrying amount for its IFRS carrying amount on its opening balance sheet under IFRS.

Regarding the measurement of the amounts subject to capitalization, IFRS specifies that when an entity borrows funds specifically for the purpose of obtaining a qualifying asset, the actual borrowing costs incurred on that borrowing shall be capitalized. Unlike IFRS, U.S. GAAP states that an entity may use the rate of that borrowing.

IFRS also requires an entity to deduct any income earned on the temporary investment of actual borrowings from the amount of borrowing costs to be capitalized. This deduction is generally not allowed under U.S. GAAP.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

36. Summary of main differences between U.S. GAAP and IFRS (Continued)

Impairment Test

There are significant differences between IFRS and U.S. GAAP impairment requirements.

U.S. GAAP requires a two-step impairment model. The first step consists in comparing the carrying amount of the asset with its undiscounted cash flow and, if the carrying amount is lower, then the impairment loss is the result of the difference between the carrying amount of the asset and its discounted cash flow. Once recorded, impairment losses are no longer reversed.

Unlike U.S. GAAP, IFRS uses one-step impairment model. For IFRS purposes, impairment loss is recorded when the carrying amount of the asset is lower than its recoverable amount (the higher of the asset’s fair value less cost to sell or the asset’s value in use). Impairment losses may be reversed up to the initial carrying amount of the asset, as if the impairment charge had not been recognized for the asset in prior years.

b) Provision for abandonment of wells and dismantling of areas

Both U.S. GAAP and IFRS require that when an asset retirement liability is recognized, a corresponding amount is capitalized as an additional cost of the related asset. The liability is measured based on the estimated discounted future cash outflows of the abandonment. The unwinding of the discount is included in profit for the period.

U.S. GAAP requires discounting downwards revisions to the estimates of the timing or amount of future cash outflows by historical rates. Only upward revisions are discounted by the current rate of the measurement period. Unlike U.S. GAAP, IFRS requires a fresh-start method, under which the liability is discounted by the current rate of the measurement period.

c) Planned Major Maintenance

For U.S. GAAP purposes planned major maintenance are expensed when incurred. Unlike U.S. GAAP, IFRS requires the capitalization of such costs when certain conditions are met.

d) Investments

Equity method investment

U.S. GAAP requires exchanges of equity method investments for a similar productive asset to be measured at fair value. Unlike U.S. GAAP, IFRS requires fair value measurement only when the exchange has commercial substance.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

36. Summary of main differences between U.S. GAAP and IFRS (Continued)

d) Investments (Continued)

Business Combination

For the purposes of U.S. GAAP, business combinations are recorded based on the acquisition method which is similar to IFRS. As permitted by IFRS 1, the Company did not retroactively apply IFRS on business combinations occurred prior to IFRS first time adoption. As a result the Company assumed BR GAAP carrying amount on its opening balance sheet under IFRS.

e) Pension and Health Care Plan

U.S. GAAP requires actuarial gains and losses to be recognized as OCI “Other Comprehensive Income” in the shareholders’ equity. According to IFRS the recognition of the actuarial gains and losses may be deferred based on a method called “the corridor approach”.

According to U.S. GAAP, the net prior service cost was recognized in OCI at the date the plan was adopted and then amortized into profit or loss over the participant’s remaining years of service. According to IFRS, past service cost should be recognized immediately to the extent that it relates to former employees or to active employees already vested. Otherwise, it should be amortized on a straight-line basis over the average period until the amended benefits become vested.

In addition, when the Company first time adopted IFRS, the balance of unrecognized actuarial gains and losses of post-employment benefits was fully recorded against retained earnings at the transition date.

f) Deferred income taxes

The balance of deferred income taxes was impacted by the adjustments included in the reconciliation of net income and shareholders’ equity from U.S. GAAP to IFRS by using the applicable tax rates.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of US Dollars, except when specifically indicated)

36. Summary of main differences between U.S. GAAP and IFRS (Continued)

Reconciliation between US GAAP and IFRS

The effect on shareholders’ equity and net income due to differences between the U.S. GAAP and IFRS are presented below:

a) Reconciliation of net income under U.S. GAAP and IFRS for the years ended December 31, 2010 and 2009:

		Year ended December, 31
		2010	2009
Net income in accordance with IFRS		20,055	15,308
Property, Plant and Equipment - hyperinflationary period, capitalization of interest, Impairment Test	a.	(989)	531
Provision for Abandonment of Wells and Dismantling of Areas	b.	234	(421)
Planned Major Maintenance	c.	(269)	176
Investments	d.	(192)
Pension and Health Care Plan	e.	(54)	43
Deferred Income taxes	f.	445	(78)
Other		(46)	(55)
Net income in accordance with U.S. GAAP		19,184	15,504

b)       Reconciliation of shareholders’ equity under IFRS and U.S. GAAP as of December 31, 2010:

		As of December, 31
		2010
Shareholders’ equity in accordance with IFRS		184,110
Property, Plant and Equipment - hyperinflationary period, capitalization of interest, Impairment Test	a.	3,092
Provision for Abandonment of Wells and Dismantling of Areas	b.	(27)
Planned Major Maintenance	c.	(1,241)
Investments	d.	(899)
Pension and Health Care Plan	e.	(4,120)
Deferred Income Taxes	f.	515
Other		64
Shareholders’ equity in accordance with U.S. GAAP		181,494

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

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

The adoption of the SEC rules seeking to modernize the supplemental oil and gas disclosures and the FASB’s issuance of the Accounting Standards Update nº 2011-03, “Oil and Gas Reserve Estimation and Disclosure”, generated no material impact to the Company’s consolidated financial statements other than additional disclosures.

The “International” geographic area includes activities in South America, which includes Argentina, Colombia, Ecuador, Peru, Uruguay and Venezuela; North America, which includes Mexico and the United States of America; Africa, which includes Angola, Libya, Namibia, Nigeria, and Tanzania, and Others, which includes India, Iran, Portugal, Cuba, New Zealand, Australia and Turkey. The equity investments are composed of Venezuelan companies involved in exploration and production activities.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(i)   Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated Entities							Equity Method Investees
December 31, 2011	Brazil	South America	North America	Africa	Others	International	Total	Total

Unproved oil and gas properties	51,773	523	1,898	593	36	3,050	54,823
Proved oil and gas properties	43,940	3,915	2,141	3,235		9,291	53,231	575
Support equipments	51,509	1,119	24	(24)	2	1,121	52,630	1

Gross capitalized costs	147,222	5,557	4,063	3,804	38	13,462	160,684	576
Depreciation and depletion	(39,518)	(2,937)	(454)	(1,316)	(1)	(4,708)	(44,226)	(198)
	107,704	2,620	3,609	2,488	37	8,754	116,458	378
Construction and installations in progress	23,640	286		90		376	24,016

Net capitalized costs	131,344	2,906	3,609	2,578	37	9,130	140,474	378

December 31, 2010

Unproved oil and gas properties	55,369	333	1,525	571	2	2,431	57,800
Proved oil and gas properties	39,098	3,288	1,779	2,850	11	7,928	47,026	338
Support equipments	45,848	1,194	25	32	14	1,265	47,113	1

Gross capitalized costs	140,315	4,815	3,329	3,453	27	11,624	151,939	339
Depreciation and depletion	(37,175)	(2,557)	(408)	(751)	(2)	(3,718)	(40,893)	(112)
	103,140	2,258	2,921	2,702	25	7,906	111,046	227
Construction and installations in progress	26,017	5				5	26,022

Net capitalized costs	129,157	2,263	2,921	2,702	25	7,911	137,068	227

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(ii)  Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total

At December 31, 2011

Properties acquisitions:
Proved		16			36	52	52	3
Unproved	4	194	344	15		553	557
Exploration costs	5,643	316	160	322	20	818	6,461	1
Development costs	14,370	437	98			535	14,905	58

	20,017	963	602	337	56	1,958	21,975	62

At December 31, 2010

Properties acquisitions:
Proved		19		(67)		(48)	(48)	4
Unproved	44,961			33		33	44,994
Exploration costs	4,206	187	53	91	833	1,164	5,370	1
Development costs	14,133	428	812	193		1,433	15,566	31

	63,300	634	865	250	833	2,582	65,882	36

At December 31, 2009

Properties acquisitions:
Proved		24		65		89	89	5
Unproved	9			2		2	11
Exploration costs	4,531	199	64	96	157	516	5,047
Development costs	11,631	319	571	307		1,197	12,828	83

	16,171	542	635	470	157	1,804	17,975	88

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2011, 2010 and 2009 are shown in the following table.  The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company, Gas prices used are contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include production severance taxes, administrative expenses and depreciation and amortization of equipment associated with production activities.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

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

	Consolidated Entities							Equity Method Investees
At December 31, 2011	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	516	1,018	8	290		1,316	1,832	289
Intersegment	73,601	1,553	108	2,123		3,784	77,385	7
	74,117	2,571	116	2,413		5,100	79,217	296

Production costs	(26,755)	(1,198)	(31)	(134)		(1,363)	(28,118)	(142)
Exploration expenses	(2,182)	(224)	(28)	(92)	(97)	(441)	(2,623)	(1)
Depreciation, depletion and amortization	(6,358)	(408)	(53)	(263)	(1)	(725)	(7,083)	(121)
Impairment of oil and gas properties	(229)	1				1	(228)	(56)
Others operating expenses	(1,557)	(214)	(216)	258	(22)	(194)	(1,751)

Results before income tax expenses	37,036	528	(212)	2,182	(120)	2,378	39,414	(24)

Income tax expenses	(12,592)	(151)		(791)		(942)	(13,534)	4

Results of operations (excluding corporate overhead and interest cost)	24,444	377	(212)	1,391	(120)	1,436	25,880	(20)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(iii) Results of operations for oil and gas producing activities (Continued)

	Consolidated Entities							Equity Method Investees
At December 31, 2010	Brazil	South America	North America	Africa	Others	International	Total	Total

Net operation revenues:
Sales to third parties	242	770	7			777	1,019	99
Intersegment	54,031	1,280	56	1,629		2,965	56,996	21
	54,273	2,050	63	1,629		3,742	58,015	120

Production costs	(19,979)	(838)	(29)	(84)		(951)	(20,930)	(84)
Exploration expenses	(1,485)	(158)	(56)	(289)	(189)	(692)	(2,177)	(1)
Depreciation, depletion and amortization	(5,183)	(348)	(31)	(320)	(1)	(700)	(5,883)	(84)
Impairment of oil and gas properties	52	(6)				(6)	46	(53)
Others operating expenses	(1,921)	(135)	(36)	(70)	64	(177)	(2,098)

Results before income tax expenses	25,757	565	(89)	866	(126)	1,216	26,973	(102)

Income tax expenses	(8,757)	(148)		(163)		(311)	(9,068)	(21)

Results of operations (excluding corporate overhead and interest cost)	17,000	417	(89)	703	(126)	905	17,905	(123)

At December 31, 2009

Net operation revenues:
Sales to third parties	473	652	64	140		856	1,329	213
Intersegment	38,286	1,161		957		2,118	40,404	18
	38,759	1,813	64	1,097		2,974	41,733	231

Production costs	(16,375)	(736)	(29)	(183)		(948)	(17,323)	(49)
Exploration expenses	(1,575)	(198)	(49)	(189)	(71)	(507)	(2,082)
Depreciation, depletion and amortization	(3,532)	(384)	(37)	(299)	(1)	(721)	(4,253)	(120)
Impairment of oil and gas properties	(316)	4				4	(312)	(77)
Others operating expenses	(1,973)	(147)	(37)	(23)	(18)	(225)	(2,198)

Results before income tax expenses	14,988	352	(88)	403	(90)	577	15,565	(15)

Income tax expenses	(5,096)	(108)	19	(69)		(158)	(5,254)	(12)

Results of operations (excluding corporate overhead and interest cost)	9,892	244	(69)	334	(90)	419	10,311	(27)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2011, 2010 and 2009 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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

Bolivian proved reserves were not classified as such in 2010 due to the new Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority. The initial balance of Bolivian proved reserves for 2010 is adjusted under the line item “Revisions of previous estimates”.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Oil	Total	Total

Reserves at December 31, 2008	8,716.3	288.9	15.5	84.8	389.2		9,105.5	49.1

Revisions of previous estimates	1,778.7	(37.9)	(7.7)	1.7	(43.9)		1,734.8	(3.0)
Extensions and discoveries	100.3	4.8		30.4	35.2	8.0	143.5
Improved recovery	11.4			10.3	10.3		21.7	(2.8)
Sales of reserves		(99.4)			(99.4)		(99.4)
Purchases of reserves		99.4			99.4		99.4
Production for the year	(687.3)	(31.2)	(0.5)	(16.3)	(48.0)	(1.2)	(736.5)	(3.4)

Reserves at December 31, 2009	9,919.4	224.6	7.3	110.9	342.8	6.8	10,269.0	39.9

Revisions of previous estimates	367.8	(9.3)	3.4	13.9	8.0	1.8	377.6	(3.7)
Extensions and discoveries	777.7	26.9			26.9		804.6
Improved recovery	8.9	0.1		20.7	20.8		29.7
Sales of reserves		(5.9)	(0.1)		(6.0)		(6.0)
Purchases of reserves
Production for the year	(694.8)	(26.6)	(0.5)	(20.6)	(47.7)	(1.2)	(743.7)	(2.7)

Reserves at December 31, 2010	10,379.0	209.8	10.1	124.9	344.8	7.4	10,731.2	33.5

Revisions of previous estimates	571.6	(2.5)	36.4	8.1	42.0	2.4	616.0	(1.1)
Extensions and discoveries	151.2	9.4	8.0		17.4		168.6
Improved recovery	1.9			6.1	6.1		8.0
Sales of reserves
Purchases of reserves
Production for the year	(692.5)	(25.5)	(0.8)	(21.0)	(47.3)	(1.2)	(741.0)	(2.8)

Reserves at December 31, 2011	10,411.2	191.2	53.7	118.1	363.0	8.6	10,782.8	29.6

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(iv) Reserve quantities information (Continued)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International	Synthetic Gas	Total	Total

Reserves at December 31, 2008	9,346.0	2,640.5	126.1	26.8	2,793.4		12,139.4	75.7

Revisions of previous estimates	942.4	(1,398.3)	(70.7)	5.0	(1,464.0)		(521.6)	(14.4)
Extensions and discoveries	141.3	5.5			5.5	6.6	153.4
Improved recovery	0.8						0.8	3.9
Sales of reserves		(110.3)			(110.3)		(110.3)
Purchases of reserves		110.3			110.3		110.3
Production for the year	(571.2)	(207.8)	(3.9)		(211.7)	(1.0)	(783.9)	(2.0)
Reserves at December 31, 2009	9,859.3	1,039.9	51.5	31.8	1,123.2	5.6	10,988.1	63.2
Revisions of previous estimates	339.0	(20.3)	3.6	8.6	(8.1)	8.3	339.2	(1.9)
Extensions and discoveries	960.6	324.0			324.0		1.284.6
Improved recovery	10.4	4.7			4.7		15.1
Sales of reserves		(1.0)	(0.1)		(1.1)		(1.1)
Purchases of reserves
Production for the year	(615.3)	(111.6)	(3.3)		(114.9)	(1.9)	(732.1)	(1.5)

Reserves at December 31, 2010	10,554.0	1,235.7	51.7	40.4	1,327.8	12.0	11,893.8	59.8

Revisions of previous estimates	993.9	(9.7)	15.2	(1.1)	4.4	3.3	1.001.6	(15.0)
Extensions and discoveries	192.3	76.3	9.1		85.4		277.7
Improved recovery	0.3						0.3
Sales of reserves
Purchases of reserves
Production for the year	(673.5)	(112.7)	(4.1)		(116.8)	(1.9)	(792.2)	(1.3)
Reserves at December 31, 2011	11,067.0	1,189.6	71.9	39.3	1,300.8	13.4	12,381.2	43.5

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(iv)  Reserve quantities information (Continued)

	2011				2010				2009
Net proved developed reserves:	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Consolidated entities
Brazil	6,973.5	8.6	6,836.0	13.4	6,931.5	7.4	6,975.2	12.0	6,121.4	6.8	5,382.8	5.6

South America	106.6		440.9		118.8		489.2		139.9		485.6
North America	4.5		32.1		4.6		30.3		3.8		37.3
Africa	70.3		39.3		59.5		40.4		58.5		31.7
Others
Total International	181.4		512.3		182.9		559.9		202.2		554.6

	7,154.9	8.6	7,348.3	13.4	7,114.4	7.4	7,535.1	12.0	6,323.6	6.8	5,937.4	5.6

Non-consolidated entitites
Brazil

South America	17.5		20.2		18.7		25.0		22.2		32.5
North America
Africa
Others
Total International	17.5		20.2		18.7		25.0		22.2		32.5

	17.5		20.2		18.7		25.0		22.2		32.5

Total consolidated and
non-consolidated entities	7,172.4	8.6	7,368.5	13.4	7,133.1	7.4	7,560.1	12.0	6,345.8	6.8	5,969.9	5.6

Net proved undeveloped reserves:

Consolidated entities
Brazil	3,437.5		4,231.0		3,447.5		3,578.9		3,797,9		4,476.4

South America	84.7		748.6		91.0		746.3		84.8		554.5
North America	49.3		40.1		5.6		21.6		3.5		14.2
Africa	47.8				65.3				52.4
Others					.
Total International	181.8		788.7		161.9		767.9		140.7		568.7

	3,619.3		5,019.7		3,609.4		4,346.8		3,938.6		5,045.1

Non-consolidated entitites
Brazil

South America	12.1		23.3		14.8		34.8		17.6		30.6
North America
Africa
Others
Total International	12.1		23.3		14.8		34.8		17.6		30.6

	12.1		23.3		14.8		34.8		17.6		30.6
Total consolidated and
non-consolidated entities	3,631.4		5,043.0		3,624.2		4,381.6		3,956.2		5,075.7

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

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

(Expressed in millions of US Dollars, except when specifically indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

The arbitrary valuation prescribed under Codification Topic 932 – Extractive Activities - Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

	Consolidated Entities						Equity Method Investees
	Brazil	South America	North America	Africa	International	Total	Total
At December 31, 2011
Future cash inflows	1,099,570	17,606	4,839	13,064	35,509	1,135,079	2,273
Future production costs	(432,615)	(7,911)	(1,485)	(2,714)	(12,110)	(444,725)	(1,205)
Future development costs	(62,488)	(1,923)	(1,349)	(2,618)	(5,890)	(68,378)	(59)
Future income tax expenses	(209,065)	(2,321)		(2,753)	(5,074)	(214,139)	(341)

Undiscounted future net cash flows	395,402	5,451	2,005	4,979	12,435	407,837	668

10 percent midyear annual discount for timing of estimated cash flows	(203,006)	(2,006)	(871)	(1,514)	(4,391)	(207,397)	(223)

Standardized measure of discounted future net cash flows	192,396	3,445	1,134	3,465	8,044	200,440	445

At December 31, 2010
Future cash inflows	755,189	22,246	1,029	11,403	34,678	789,867	1,992
Future production costs	(331,109)	(7,359)	(251)	(2,954)	(10,564)	(341,673)	(1,072)
Future development costs	(52,589)	(2,054)	(346)	(2,495)	(4,895)	(57,484)	(71)
Future income tax expenses	(128,856)	(6,898)		(1,475)	(8,373)	(137,229)	(333)

Undiscounted future net cash flows	242,635	5,935	432	4,479	10,846	253,481	516

10 percent midyear annual discount for timing of estimated cash flows	(118,361)	(2,222)	(202)	(1,417)	(3,841)	(122,202)	(192)

Standardized measure of discounted future net cash flows	124,274	3,713	230	3,062	7,005	131,279	324

At December 31, 2009
Future cash inflows	528,703	19,815	640	7,319	27,774	556,477	2,737
Future production costs	(252,843)	(5,833)	(170)	(2,010)	(8,013)	(260,856)	(1,337)
Future development costs	(45,444)	(2,262)	(217)	(2,248)	(4,727)	(50,171)	(121)
Future income tax expenses	(80,342)	(6,354)		(290)	(6,644)	(86,986)	(501)

Undiscounted future net cash flows	150,074	5,366	253	2,771	8,390	158,464	778

10 percent midyear annual discount for timing of estimated cash flows	(73,740)	(2,165)	(96)	(742)	(3,003)	(76,743)	(310)

Standardized measure of discounted future net cash flows	76,334	3,201	157	2,029	5,387	81,721	468

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	Consolidated Entities						Equity Method Investees
	Brazil	South America	North America	Africa	International	Total	Total

Balance at January 1, 2011	124,274	3,714	230	3,062	7,006	131,280	324

Sales and transfers of oil and gas, net of production cost	(45,745)	(1,076)	(82)	(2,037)	(3,195)	(48,940)	(70)
Development cost incurred	13,943	437	98		535	14,478	44
Net change due to purchases and sales of minerals in place
Net change due to extensions, discoveries and improved less related costs	4,892	212	307	377	896	5,788
Revisions of previous quantity estimates	19,483	44	1,071	570	1,685	21,168	(32)
Net change in prices, transfer prices and in production costs	114,630	661	49	2,735	3,445	118,075	133
Changes in estimated future development costs	(15,984)	(441)	(517)	(120)	(1,078)	(17,062)	(30)
Accretion of discount	12,427	476	23	294	793	13,220	54
Net change in income taxes	(35,524)	(48)		(982)	(1,030)	(36,554)	(6)
Timing		(70)	26		(44)	(44)
Other - unspecified		(463)	(72)	(434)	(969)	(969)	28

Balance at December 31, 2011	192,396	3,446	1,133	3,465	8,044	200,440	445

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

	Consolidated Entities						Equity Method Investees
	Brazil	South America	North America	Africa	International	Total	Total

Balance at January 1, 2010	76,334	3,203	157	2,028	5,388	81,722	467

Sales and transfers of oil and gas, net of production cost	(31,864)	(1,139)	(34)	(1,532)	(2,705)	(34,569)	(58)
Development cost incurred	13,692	428	812	193	1,433	15,125	18
Net change due to purchases and sales of minerals in place		(58)	(1)		(59)	(59)
Net change due to extensions, discoveries and improved recovery less related costs	16,972	218		1,061	1,279	18,251
Revisions of previous quantity estimates	7,594	251	88	686	1,025	8,619	(58)
Net change in prices, transfer prices and in production costs	72,628	646	(716)	1,353	1,283	73,911	(228)
Changes in estimated future development costs	(13,580)	(271)		(334)	(605)	(14,185)	30
Accretion of discount	7,633	497	23	193	713	8,346	77
Net change in income taxes	(25,135)	(205)		(1,040)	(1,245)	(26,380)	89
Timing		180	(110)		70	70
Other - unspecified		(36)	11	454	429	429	(13)

Balance at December 31, 2010	124,274	3,714	230	3,062	7,006	131,280	324

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Supplementary Information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, except when specifically indicated)

(v)  Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein (Continued)

							Equity Method Investees
	Consolidated Entities
	Brazil	South America	North America	Africa	International	Total	Total

Balance at January 1, 2009	37,466	3,172	287	1,095	4,554	42,020	240

Sales and transfers of oil and gas, net of production cost	(22,529)	(1,062)	(32)	(581)	(1,675)	(24,204)	(84)
Development cost incurred	13,513	319	571	307	1,197	14,710	74
Net change due to purchases and sales of minerals in place
Net change due to extensions, discoveries and improved recovery less related costs	1,643	110		1,242	1,352	2,995	(45)
Revisions of previous quantity estimates	23,490	(308)	(366)	32	(642)	22,848	(80)
Net change in prices, transfer prices and in production costs	44,892	(1,087)	(476)	1,717	154	45,046	513
Changes in estimated future development costs	(5,971)	(293)	65	(1,267)	(1,495)	(7,466)	(79)
Accretion of discount	3,747	407	16	114	537	4,284	40
Net change in income taxes	(19,917)	1,652		(238)	1,414	(18,503)	(144)
Timing		318	38		356	356
Other - unspecified		(25)	54	(393)	(364)	(364)	32

Balance at December 31,2009	76,334	3,203	157	2,028	5,388	81,722	467

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

together withReport of Independent Registered

Public Accounting Firm

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The

Executive Board and Stockholder of

Petrobras International Finance Company

We have audited the accompanying consolidated statements of financial position of Petrobras International Finance Company and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in stockholder’s deficit and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Petrobras International Finance Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

March 30, 2012

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Financial Position

Years ended December 31, 2011 and 2010

(In thousand of U.S. dollars, except for loss per share amounts)

	As of December 31,
	2011	2010
Assets

Current assets
Cash and cash equivalents (Note 3)	4,087,376	1,197,441
Marketable securities (Note 4)	558,083	2,429,400
Accounts receivable
Related parties (Note 5)	1,840	231
Other	841	215
Restricted deposits for guarantees (Note 6) and other	320,348	197,589
	4,968,488	3,824,876
Discontinued operations (Note 13)	1,547,129	7,975,320
	6,515,617	11,800,196

Non-current assets
Long-term
Marketable securities (Note 4)	4,610,795	2,728,991
Notes receivable - related parties (Note 5)	12,387,217	3,067,332
Restricted deposits for guarantees (Note 6)	-	134,198
	16,998,012	5,930,521
Discontinued operations (Note 13)	-	194,440
	16,998,012	6,124,961

Property and equipment – Discontinued operations (Note 13)	-	837

Total assets	23,513,629	17,925,994

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Financial Position

Years ended December 31, 2011 and 2010

(In thousand of U.S. dollars, except for loss per share amounts)

	As of December 31,
	2011	2010
Liabilities and stockholder’s deficit

Current liabilities
Accounts payable
Related parties (Note 5)	5,776	31,170
Other	2,669	303
Short-term financing (Note 7)	1,972,120	1,973,287
Current portion of long-term debt (Note 7)	691,234	384,173
Accrued interests (Note 7)	381,910	274,022
Other current liabilities	94,597	1,757
	3,148,306	2,664,712
Discontinued operations (Note 13)	162,667	3,226,496
	3,310,973	5,891,208

Non-current liabilities
Long-term debt (Note 7)	20,929,987	12,377,262

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1 (Note 8)	300,050	300,050
Accumulated deficit	(1,003,926)	(627,878)
Other comprehensive income
Loss on cash flow hedge	(23,455)	(14,648)

	(727,331)	(342,476)

Total liabilities and stockholder’s deficit	23,513,629	17,925,994

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Operations and Statement of Comprehensive Income

Years ended December 31, 2011, 2010 and 2009

(In thousand of U.S. dollars, except for loss per share amounts)

	Year ended December 31,
	2011	2010	2009
Financial income
Related parties (Note 5)	478,888	79,033	78,138
Derivatives on financial transactions (Note 10)	2,635	1,590	760
Financial investments	135,755	212,847	295,827
Other	15,595	18,061	16,693
	632,873	311,531	391,418

Financial expense
Related parties (Note 5)	-	(107,466)	(936,821)
Financing	(1,149,138)	(892,168)	(657,408)
Expenses on extinguishment of debt	(19,313)	-	-
Other	(33,391)	(33,282)	(93,617)
	(1,201,842)	(1,032,916)	(1,687,846)

Exchange variation, net	91,766	(2,395)	222
Financial results, net	(477,203)	(723,780)	(1,296,206)

General and administrative expenses (Note 5)	(17,804)	(13,135)	(10,786)

Other operating (expenses)/income, net (Note 5)	(96)	(18)	58

Loss from continuing operations	(495,103)	(736,933)	(1,306,934)

Net income from discontinuing operations (Note 13)	119,055	476,288	1,794,451

Net (loss)/income for the year	(376,048)	(260,645)	487,517

Other comprehensive income
(Loss)/income on cash flow hedge	(8,807)	(1,982)	26,426

Total comprehensive income for the year	(384,855)	(262,627)	513,943

Net (loss)/income per shares for the year – Basic and diluted in US$	(1.25)	(0.87)	1.62

Net income from discontinuing operations per share for the year – Basic and diluted in US$	0.39	1.58	5.98

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Changes in Stockholder’s Deficit

Years ended December 31, 2011, 2010 and 2009

(In thousand of U.S. dollars)

	Capital	Other comprehensive income	Accumulated deficit	Stockholder’s deficit

At January 1, 2010	300,050	(12,666)	(367,233)	(79,849)

Loss for the year	-	-	(260,645)	(260,645)
Loss on cash flow hedge	-	(1,982)	-	(1,982)

At December 31, 2010	300,050	(14,648)	(627,878)	(342,476)

Loss for the year	-	-	(376,048)	(376,048)
Loss on cash flow hedge	-	(8,807)	-	(8,807)

At December 31, 2011	300,050	(23,455)	(1,003,926)	(727,331)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Cash Flows

Years ended December 31, 2011, 2010 and 2009

(In thousand of U.S. dollars)

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities
Loss for the year from continuing operations	(495,103)	(736,933)	(1,306,934)
Net income for the year from discontinuing operations	119,055	476,288	1,794,451
Adjustments for:
Amortization of prepaid expenses and debt amortization	24,055	24,783	75,599
Decrease/(increase) in assets
Accounts receivable	(2,235)	476	(686)
Interest – note receivable	(180,839)	102,610	(23,059)
Other assets	25,593	(52,063)	(27,600)
Increase/(decrease) in liabilities
Accounts payable	(23,028)	(84)	8,745
Accrued interests	107,888	55,833	72,454
Other liabilities	(2,547)	(633)	(171,138)
Cash from operating activities – continuing operations	(427,161)	(129,723)	421,832
Cash from operating activities – discontinuing operations	3,268,435	10,375,077	8,974,842
Net cash provided by operating activities	2,841,274	10,245,354	9,396,674

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiaries to PIB BV	(332,672)	-	-
Marketable securities, net	(10,488)	(121,255)	(438,612)
Notes receivable - related parties, net	(8,514,616)	(1,534,676)	(47,155)
Cash from investing activities – continuing operations	(8,857,776)	(1,655,931)	(485,767)
Cash from investing activities – discontinuing operations	(404)	303	6
Net cash used in investing activities	(8,858,180)	(1,655,628)	(485,761)

Cash flows from financing activities
Short-term debt, net issuance and repayments	(1,166)	(9,533)	1,482,820
Proceeds from issuance of long-term debt	9,488,475	-	12,350,000
Principal payments of long-term debt	(580,468)	(480,608)	(4,697,769)
Short-term loans-related parties, net	-	(7,855,323)	(17,380,479)
Net cash provided by (used in) financing activities	8,906,841	(8,345,464)	(8,245,428)

Increase in cash and cash equivalents	2,889,935	244,262	665,485
Cash and cash equivalents at the beginning of the year	1,197,441	953,179	287,694

Cash and cash equivalents at the end of the year	4,087,376	1,197,441	953,179

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Cash Flows (Continued)

Years ended December 31, 2011, 2010 and 2009

(In thousand of U.S. dollars)

	Year ended December 31,
	2011	2010	2009
Supplemental disclosures of cash flow information

Cash paid and received during the year
Cash paid during the year for interest	1,052,304	931,685	1,658,154
Cash received during the year for interest	315,606	209,872	101,678

Non cash operating and investing activities
Sale of subsidiaries PEL and PSPL through inter-company loans – PIB BV	113,671	-	-
Sale of inventory through inter-company loans – PIB BV	510,610	-	-

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements

(In thousand of U.S. dollars, except as otherwise indicated)

1.      The Company and its Operations

Petrobras International Finance Company (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petróleo Brasileiro S.A.(“Petrobras”).

PifCo has in the past engaged in both commercial operations and in financing activities for Petrobras. The Company ceased such commercial operations altogether to become a finance subsidiary functioning as a vehicle for Petrobras to raise funds for Petrobras through the issuance of debt securities in the international capital markets, among other means.

As part of its transition into a finance subsidiary of Petrobras, on August 12,  2011, PifCo transferred to Petrobras International Braspetro B.V. – PIB B.V., also a subsidiary of Petrobras, two of its wholly-owned subsidiaries, Petrobras Europe Limited (“PEL”), a United Kingdom company that acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and Africa and Petrobras Singapore Private Limited (“PSPL”), a company incorporated in Singapore to trade crude oil and oil products in connection with trading activities in Asia.

PifCo engages in borrowings in international capital markets unconditionally guaranteed by Petrobras as part of Petrobras’ strategy to expand its operations and to facilitate its access to international capital markets. Petrobras’ support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guarantees of payment.

The Company discontinued United States Generally Accepted Accounting Principles  (U.S. GAAP) and adopted International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), as the basis to prepare and disclose its financial statements for Securities and Exchange Commission (SEC) filings purposes for the year ending December 31, 2011, as previously mentioned in its Form 20-F of 2010, filed on May 25, 2011.

The accounting information originally disclosed in U.S. GAAP was adjusted and is being presented in accordance with international accounting standards. There was no effect on the Stockholder’s deficit.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

1.      The Company and its Operations (Continued)

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”) based in Bermuda, contracts insurance for PifCo, PSPL and Petrobras’ subsidiaries.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL had purchased fuel oil from Petrobras and had sold this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Certain sales were through subsidiaries of Petrobras. PFL ceased its commercial operations in August, 2011 and prepaid its financing program supported by future sales of fuel oil on September 1st, 2011.

2.      Basis of presentation of the financial statements

The consolidated financial statements are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

On February 28, 2012 the Company’s management authorized the completion and approved the financial statements related to the year ended in December 31, 2011.

a)   Functional currency and foreign currency transactions

The functional currency of PifCo, as well as all its subsidiaries, is the US dollar.

All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.      Basis of presentation of the financial statements (Continued)

b)       Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: provisions for contingent liabilities, market value of financial instruments and income tax. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

c)      Discontinued operations

The commercial operations and the subsidiaries PEL and PSPL sold to PIB B.V. were accounted as discontinued operation in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Board (IASB). The balance and results of commercial operations and PEL and PSPL, and their respective cash flows have been removed from the company’s results of continuing operations and cash flows for all years presented in this report (see Note 13).

d)    Recognition of revenue, costs, income and expenses

Sales revenues comprise the value of the consideration received or receivable for the sale of products and services, net of returns, discounts and charges on sales. Sales revenues of crude oil and oil products and other related products are recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller´s price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customers when delivery occurs pursuant to the terms of the sales contracts. Revenue from services rendered is recognized in the statement of operations when amounts and the stage of completion of the transaction can be measured reliably. The costs and expenses are recognized on the accrual basis.

The net financial results include mainly income from interest on financial investments and intercompany loans, expenses with interest on financing, gains and losses from valuation to fair value according to the classification of the security, as well as net exchange and monetary variations.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.      Basis of presentation of the financial statements (Continued)

(e)   Financial assets and liabilities

(e.1)  Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within three months or less of the date of acquisition.

(e.2)  Marketable securities

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

(e.3)  Accounts receivable

Accounts receivable are initially measured at fair value of the amount of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method, reduced by impairment losses through use of an allowance for recoverable accounts.

(e.4)  Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are stated at amortized cost using the effective interest rate method.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.      Basis of presentation of the financial statements (Continued)

(e)   Financial assets and liabilities (Continued)

(e.5)  Derivatives financial instruments and hedge operations

All the derivative instruments are recognized in the statement of financial position, both in assets and in liabilities, and are stated at fair value, which is determined based on market prices, when available.

In the operations with derivatives, for hedge against variations in the currency, the gains and losses resulting from the changes in fair value are recorded in the financial results.

For cash flow hedges, gains and losses resulting from the changes in their fair value are recorded in other comprehensive income valuation adjustments in stockholder’s equity, until their settlement.

(f)   Restricted deposit and guarantees

Restricted deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(g)      New standards and interpretations

During 2011 the following standards issued by IASB became effective but did not have an impact on the Company’s financial statements:

•    Revised version of IAS 24 - Related Party Disclosures

•    IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

•   Amendment of IFRIC 14 - Prepayments of a Minimum Funding Requirement

•    Amendment of IAS 32 - Classification of Rights Issues

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.      Basis of presentation of the financial statements (Continued)

(g)      New standards and interpretations (Continued)

The standards issued by IASB that have not yet become effective and whose adoption had not been anticipated by the Company as of December 31, 2011 are as follows:

Standards	Description	Term (*)
Amendments to IFRS 7	Disclosures: Transfers of Financial Assets	July 1st, 2011
IFRS 10	"Consolidated Financial Statements". Establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities.	January 1st, 2013
IFRS 12	"Disclosure of Interests in Other Entities". Consolidates all the requirements of disclosures than an entity should carry out when participating in one or more other entities.	January 1st, 2013
IFRS 13	“Fair Value Measurement". Establishes fair value, explains how to calculate it and determines what must be disclosed about this form of calculation.	January 1st, 2013
Amendments to IAS 1	“Presentation of Items of Other Comprehensive Income". Includes in Other Comprehensive Income items that may be reclassified as profit or loss in the income statement for the year.	January 1st, 2013
Amendments to IFRS 7	“Disclosures – Offsetting Financial Assets and Financial Liabilities". Establishes disclosure requirements for the compensation agreements of financial assets and liabilities.	January 1st, 2013
Amendments to IFRS 9

“Mandatory Effective Date of IFRS 9 and Transition Disclosures". Postpones the date of enforcement of IFRS 9 to 2015. Also eliminates the requirement for republication of comparative information and requires additional disclosures about the transition to IFRS 9.

January 1st, 2015

(*) Standards effective as from the years beginning on or after these dates.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

3.    Cash and Cash Equivalents

	As of December 31,
	2011	2010

Cash and banks

	947	14,723
Time deposits and short-term investment funds	4,086,429	1,182,718

	4,087,376	1,197,441

4.      Marketable Securities

			Interest	As of December 31,
	Security (ii)	Maturity	rate	2011 (i)	2010 (i)

Available for Sale (iii)	Clep	2014	8%	939,234	878,649
Available for Sale (iii)	Petrobras	2013	7.4% + IGPM (*)	438,296	448,417
Held to Maturity	Charter	2024	3.76%	760,042	849,548
Held to Maturity	NTN	2013-2014	1.47%/1.56%	649,092	639,604
Held to Maturity	NTS	2013-2014	1.47%/1.56%	617,119	608,820
Held to Maturity	TAG	2013	1.37%	509,808	504,132
Held to Maturity	Mexilhão	2013	1.99%	480,732	472,321
Held to Maturity	Gasene	2022	3.02%	399,156	389,387
Held to Maturity	PDET	2019	2.24%	375,399	367,513
				5,168,878	5,158,391
Less: Current balances				(558,083)	(2,429,400)
				4,610,795	2,728,991

(*)    IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV)

(i)        Balances include interest and principal.

(ii)       Securities held by the fund are respective to the special purposes companies, established to support Petrobras infrastructure projects.

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

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

5.   Related Parties

	Petróleo Brasileiro S.A. – Petrobras	Petrobras International Braspetro B.V. – PIB BV and its subsidiaries	Petrobras Netherlands B.V. - PNBV	Braspetro Oil Services Services Company - BRASOIL	Downstream Participações S.A. and its subsidiaries	Other	2011	2010
Current assets
Marketable securities (i)	-	-	-	-	-	558,083	558,083	2,429,400
Accounts receivable	-	1,840	-	-	-	-	1,840	231
Discontinued operations (ii)	1,482,746	62,514	-	-	1,477	-	1,546,737	5,964,546

Non-current assets
Marketable securities (i)	-	-	-	-	-	4,610,795	4,610,795	2,728,991
Notes receivable	-	6,938,945	3,050,792	1,662,833	-	734,647	12,387,217	3,067,332
Discontinued operations (ii)	-	-	-	-	-	-	-	194,440

Current liabilities
Accounts payable	5,575	201	-	-	-	-	5,776	31,170
Discontinued operations (ii)	85,656	74,566	-	-	7	-	160,229	2,138,987

Statements of operations									2009
Financial income	-	310,539	115,571	52,772	-	6	478,888	79,033	78,138
Financial expense	-	-	-	-	-	-	-	(107,466)	(936,821)
General and administrative expenses	(13,144)	-	-	-	-	-	(13,144)	(10,898)	(9,318)
Other operating income, net	-	4,072	-	-	-	-	4,072	2,233	-
Discontinued operations (ii)	(2,189,763))	2,046,531	2,608	-	606,923	21,760	488,059	3,495,881	5,004,861

(i)       See Note (4)

(ii)     See Note (13)

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

6.     Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposit in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of SFE – Sociedade Fluminense de Energia Ltda., a subsidiary of Petrobras. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,948 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

7.         Financing

	As of December 31,
	Current		Non-current
	2011	2010	2011	2010

Financial institutions (i)	2,671,600	2,062,882	402,192	1,092,658
Senior notes	-	246,106	-	-
Sale of right to future receivables (ii)	-	69,868	-	191,023
Global notes	371,120	250,197	20,082,661	10,672,726
Japanese yen bonds	2,544	2,429	445,134	420,855

	3,045,264	2,631,482	20,929,987	12,377,262

Financing	1,972,120	1,973,287	20,929,987	12,377,262
Current portion of long-term debt	691,234	384,173	-	-
Accrued interest	381,910	274,022	-	-

	3,045,264	2,631,482	20,929,987	12,377,262

(i)        The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit. The interest rates ranging from 1.57% to 3.38% at December 31, 2011. The weighted average borrowing for short-term debt at December 31, 2011 and December 31, 2010 was 2.90% and 2.73%, respectively.

At December 31, 2011 and December 31, 2010, the Company had fully utilized all of available lines of credit.

(ii)      On September 1, 2011, PFL prepaid the Senior Trust Certificates and Junior Trust Certificates (Series A and B) due 2013 and 2015, respectively. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 232,671 related to the export prepayment program. On prepayment the Senior Trust Certificates PFL paid premium in the total amount of US$ 19,313.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

7.   Financing (Continued)

Long-term financing - Additional information

a)        Long-term debt interest rates

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal

Japanese yen bonds	September, 2006	2016	2.150%	445,134	semiannually	bullet
				445,134

Global notes
Global notes	July, 2003	2013	9.125%	375,216	semiannually	bullet
Global notes	September, 2004	2014	7.750%	395,927	semiannually	bullet
Global notes	October, 2006	2016	6.125%	864,884	semiannually	bullet
Global notes	January, 2011	2016	3.875%	2,488,606	semiannually	bullet
Global notes	December, 2003	2018	8.375%	571,808	semiannually	bullet
Global notes	November, 2007	2018	5.875%	1,738,022	semiannually	bullet
Global notes	December, 2011	2018	4.875%	1,604,400	annually	bullet
Global notes	February, 2009	2019	7.875%	2,789,799	semiannually	bullet
Global notes	October, 2009	2020	5.750%	2,473,450	semiannually	bullet
Global notes	January, 2011	2021	5.375%	2,488,575	semiannually	bullet
Global notes	December, 2011	2022	5.875%	770,994	annually	bullet
Global notes	December, 2011	2026	6.250%	1,061,374	annually	bullet
Global notes	October, 2009	2040	6.875%	1,470,184	semiannually	bullet
Global notes	January, 2011	2041	6.750%	989,422	semiannually	bullet
				20,082,661

Financial institutions	from 2005	up to 2017	from 1.57% to 3.38%	402,192	various	various
				402,192
				20,929,987

b)   Long-term debt maturity dates:

As of December 31,
2011
2013	476,646
2014	507,339
2015	49,773
2016	3,868,385
2017	69,816
Thereafter	15,958,028
20,929,987

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

7.      Financing (Continued)

Long-term financing - Additional information (Continued)

c)      Issuance of long-term debt:

The long-term funding carried out in the year is shown in the following table:

Date	Amount	Maturity	Description

January/2011	6,000,000	2016, 2021 and 2041	Global Notes in the amount of US$ 2,500,000, US$ 2,500,000 and US$ 1,000,000, with coupons of 3.875%, 5.375% and 6.750% p.a., respectively, payable semiannually beginning on July 27, 2011.
December/2011	2,471,734	2018 and 2022	Global Notes in the amount of € 1,25 billion (US$ 1,670,091) and € 600 million (US$ 801,643), with coupons of 4.875% and 5.875% p.a., respectively, payable annually beginning on March 7,2012.
December/2011	1,074,491	2026	Global Notes in the amount of £ 700 million (US$ 1,074,491), with coupons of 6.250% p.a., respectively, payable annually beginning on December 14, 2012.

Transaction Costs

The unamortized balance of deferred costs was US$ 234,816 and US$ 171,561 as of December 31, 2011 and 2010, respectively.

The unamortized balance of deferred income was US$ 71,323 and US$ 79,215 as of December 31, 2011 and 2010, respectively.

8.    Stockholder's Deficit

Capital

The subscribed capital at December 31, 2011 and 2010 is US$ 300,050 divided into 300,050,000 shares of US$ 1.00 each.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

9.    Commitments and Contingencies

Loan agreements

The Company’s has no outstanding position at December 31, 2011 in irrevocable letters of credit and had US$ 93,572 at December 31, 2010.

Additionally, the Company has no standby committed facilities available at December 31, 2011 and had US$ 720,682 at December 31, 2010.

10.  Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a series of market risks resulting from its operations. These risks mainly involve the fact that eventual variations in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits. PifCo follows the risk management of Petrobras, its parent company, the management of which is conducted by its officers, in accordance with Petrobras’ corporate risk management policy.

    10.1 Exchange risk

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate.

The fluctuations in the exchange rates may have a negative impact on PifCo’s financial situation and operating results.

a) Exchange risk management

The risk management is performed for the net exposure. The exchange risk management strategy may involve the use of derivative instruments to minimize the exchange exposure of certain liabilities of the Company.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

10.1 Exchange risk (Continued)

b) Main transactions and future commitments hedged by derivative operations

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen to the U.S. dollar was fixed at the beginning of the transaction and has remained fixed since that time. The Company does not intend to settle these contracts before the end of their terms. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

The Company has elected to designate its cross currency swap as cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s statement of financial position. Change in fair value, to the extent the hedge is effective, is reported in Other Comprehensive Income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yen.

The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% per annum. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlings and maturities match the terms of the Japanese yen bond; in which U.S. dollars are paid and Japanese yen are received.

The fair value of the derivative is calculated based on usual market practices, using the closing values of the interest rates in Yens and U.S. dollars for all the period of the agreements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities

        (Continued)

10.1 Exchange risk (Continued)

c) Results obtained with respect to the proposed objectives and parameters used for risk management

The hedge known as a cross currency swap complies with IAS 39 Financial Instruments: Recognition and Measurement and IFRS 32 - Financial Instruments: Presentation.

The Company decided to qualify its cash flow cross currency swap. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the cash flow of the hedged item is realized.

 d) Notional and fair value of derivative instruments

The table below summarizes the information on the derivative contracts in force.

     Foreign currency derivatives

	Notional value in thousand	Fair value **			Maturity	Value at Risk *
		2011	2010	2009
Swaps

Cross Currency Swap		129,642	115,487	64,819	2016	5,369
Asset position
Average receipt rate (JPY)=2.15%	35,000,000	493,495	470,097	408,111
Liability position
Average payment rate (USD)=5.69%	297,619	(363,853)	(354,610)	(343,292)

* Value at Risk: Represents the maximum expected loss in one day with 95% reliability under normal market conditions.

** Negative fair values were recorded in liabilities and positive fair values in assets.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities

        (Continued)

10.1   Exchange risk (Continued)

e)  Gain and losses in the year

Foreign currency derivatives	2011	2010	2009

Gain recorded in results	2,636	1,590	760
Loss recorded in Stockholder's Deficit	(23,455)	(14,648)	(12,666)

f) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

g) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives. The probable scenario is the fair value at December 31, 2011. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		December 31,
Foreign currency derivatives	Risk	Probable scenario at 2011	Possible scenario (∆ 25%)	Remote scenario (∆ 50%)
Cross Currency Swap	Depreciation of the Yen against the U.S. dollar	129,642	30,943	(34,856)

10.2 Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt.  If the market interest rates rise, the Company’s financial expenses will increase, which may cause a negative impact on the operating results and financial position.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

10.2 Interest rate risk (Continued)

Interest rate risk management

PifCo considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, the Company does not use derivative financial instruments to manage this type of risk.

10.3 Credit risk

PifCo is exposed to the credit risk of financial institutions, resulting from its cash management. These risks consist of the possibility of non-receipt of amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

PifCo follows the credit risk management of Petrobras, its parent company. The management of the risk in Petrobras is part of the management of the financial risks, which is performed by the Company’s officers, following a corporate risk management policy.

The credit risk management policy is part of the global risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of financial operations, through an efficient process of analysis, concession and management of the credits.

10.4 Liquidity risk

PifCo uses its funds mainly for payment of debt. Historically, the conditions are met with funds generated internally, short and long-term debts. PifCo finances the working capital, assuming short term debts, normally related to the flow of its operations.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities

        (Continued)

10.4 Liquidity risk (Continued)

Nominal flow of principal and interest on financing

The table below presents the maturities of the short, medium and long-term financing as of December 31, 2011 and 2010:

Maturity	As of December 31, 2011
2012	3,843,682
2013	1,719,601
2014	1,717,209
2015	1,225,046
2016	5,047,826
2017	1,080,474
Thereafter	22,145,758
Balance at December 31, 2011	36,779,596
Balance at December 31, 2010	23,005,182

11.  Fair value of financial assets and liabilities

Fair values are determined based on market prices quotation, when available, or, in the absence thereof, the present value of expected cash flows. Fair values of cash and cash equivalents, accounts receivables, short-term debt, short-term portion of long-term debt and accounts payables approximate their carrying values. The fair values of other long-term assets and liabilities closely approximate their carrying values.

At December 31, 2011 and 2010, the Company’s long-term debt, was US$ 20,929,987 and US$ 12,377,262 respectively and had estimated fair values of approximately US$ 23,245,400 and US$ 14,076,200, respectively.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at December 31, 2011, was:

	Level 1	Level 2	December 31, 2011

Assets

Marketable securities	5,168,878	-	5,168,878
Foreign exchange derivatives	-	129,642	129,642
Total assets	5,168,878	129,642	5,298,520

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

12.  Insurance

In accordance to its activities, PifCo has insurance coverage for cargo and third party liability. At December 31, 2010 both coverages were in place. At December 31, 2011 only the third party liability was in place. Petrobras is responsible for contracting and maintaining PifCo insurances.

The assumptions of risk adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

13.  Discontinued operations

On August 12, 2011, PifCo transferred its subsidiaries Petrobras Europe Limited – PEL and Petrobras Singapore Private Limited – PSPL to Petrobras International Braspetro B.V. - PIB BV, also a subsidiary of Petrobras. These subsidiaries were sold for book value of US$ 6,196 and US$ 107,475, respectively, through intercompany loans. In addition, currently, PifCo ceased its commercial operations. PifCo entered into these series of transactions as part of a corporate restructuring in order PifCo becomes a finance subsidiary functioning as a vehicle for Petrobras to raise capital for Petrobras’ operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means.

The commercial operations and the subsidiaries PEL and PSPL were accounted for as a discontinued operation whereby the results of operations and cash flows were removed from the company’s results from continuing operations for all years presented. The statement of financial position, the statements of operations and the cash flows for all years presented have been restated to reflect discontinued operations for disposal of these components.

As a result of the discontinued operations, PifCo reported a net income of US$ 119,055, US$ 476,288, and US$ 1,794,451 as of December 31, 2011 and 2010 and 2009, respectively.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

13.  Discontinued operations (Continued)

a)    Statement of Financial Position

The following table presents the main classes of assets and liabilities associated with discontinued operations:

	As of December 31,
	2011	2010
Assets

Current assets
Trade accounts receivable
Related parties (Note 5)	1,546,737	5,890,799
Other	392	927,448
Inventories	-	1,022,954
Export prepayment - related parties (Note 5)	-	70,444
Other current assets
Related parties (Note 5)	-	3,303
Other	-	60,372
	1,547,129	7,975,320

Non-current assets – export prepayments (Note 5)	-	194,440

Property and equipment	-	837

Total assets	1,547,129	8,170,597

	As of December 31,
	2011	2010
Liabilities

Current liabilities
Trade accounts payable
Related parties (Note 5)	160,229	2,138,195
Other	2,319	1,015,477
Other current liabilities
Related parties (Note 5)	-	792
Other	119	72,032
Total liabilities	162,667	3,226,496

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

13.    Discontinued Operations (Continued)

b)        Statement of operations

The statements of operations related to discontinued operations are presented as following:

	Year ended December 31,
	2011	2010	2009
Sales of crude oil, oil products and services
Related parties (Note 5)	10,581,769	17,414,978	15,728,847
Other	11,673,798	17,340,534	13,118,442
	22,255,567	34,755,512	28,847,289
Cost of sales
Related parties (Note 5)	(10,062,063)	(14,227,465)	(11,899,415)
Other	(11,750,410)	(19,997,899)	(15,923,166)
	(21,812,473)	(34,225,364)	(27,822,581)
Gross profit	443,094	530,148	1,024,708

Income (expenses)

Selling, general and administrative expenses
Related parties (Note 5)	(63,413)	(178,264)	(187,997)
Other	(167,125)	(290,352)	(219,079)
Other operating expenses, net	(2,768)	(48,042)	(27,175)
	(233,306)	(516,658)	(434,251)

Income (expenses) before financial results and interests	209,788	13,490	590,457

Financial income
Related parties (Note 5)	27,774	484,961	1,336,872
Derivatives on sales
Related parties (Note 5)	10,132	6,109	54,398
Other	23,683	140,801	212,923
Financial investments	278	379	269
Other	3,213	175	1,590
	65,080	632,425	1,606,052
Financial expense
Related parties (Note 5)	(41)	-	(7)
Derivatives on sales
Related parties (Note 5)	(6,099)	(4,438)	(27,837)
Other	(148,499)	(163,753)	(373,899)
Other	(1,086)	(984)	(493)
	(155,725)	(169,175)	(402,236)
Exchange variation, net	(88)	(452)	178

Financial results, net	(90,733)	462,798	1,203,994
Net income for the year from discontinued operations	119,055	476,288	1,794,451

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

13.    Discontinued Operations (Continued)

c)   Cash flows

The summary of the statements of cash flows related to discontinued operations are presented as following:

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities	3,268,435	10,375,077	8,974,842
Cash flows from investing activities	(404)	303	6
Net cash provided from discontinuing operations	3,268,031	10,375,380	8,974,848

14.  Subsequent Events

Financing

Global Notes

On February 06, 2012, PifCo issued an amount of US$ 7,000,000 in a multi-tranche Global Notes in the international capital market as follows:

(i)       US$ 1,250,000, due on February 06, 2015. The Global Notes bear interest at the rate of 2.875% per year, payable semiannually beginning on August 06, 2012;

(ii)     US$ 1,750,000, due on February 06, 2017. The Global Notes bear interest at the rate of 3.500% per year, payable semiannually beginning on August 06, 2012;

(iii)   US$ 2,750,000, due on January 27, 2021. The Global Notes bear interest at the rate of 5.375% per year, payable semiannually beginning on July 27, 2012. The Global Notes was consolidated with original notes issued on January 27, 2011. The total amount outstanding due 2021 is US$ 5,250,000;

(iv)   US$ 1,250,000, due on January 27, 2041. The Global Notes bear interest at the rate of 6.750% per year, payable semiannually beginning on July 27, 2012. The Global Notes was consolidated with original notes issued on January 27, 2011. The total amount outstanding due 2041 is US$ 2,250,000.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

14.  Subsequent Events (Continued)

These financings had an issue cost of approximately US$ 21,625, discount of US$ 16,430 (series due 2015 and 2017), premium of US$ 255,077 (series due 2021 and 2041) and effective interest rates of 3.15%, 3.69%, 4.84% and 5.95% per annum, respectively. These Global Notes constitute general unsecured and unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

*   *   *