Form 20-F/A
period 2011-12-31
PETROBRAS INTERNATIONAL FINANCE CO; PETROBRAS - PETROLEO BRASILEIRO SA
filed 2012-07-09
CIK 1163371, 1119639

As filed with the Securities and Exchange Commission on July 9, 2012

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
___________________________
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
___________________________
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
Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras International Finance Company (“PifCo”) for the fiscal year ended December 31, 2011 filed on March 30, 2011 (the “Original Form 20-F”) is being filed to revise the disclosure in Item 16F. Change in Registrant’s Certifying Accountant (“Item 16F”) in the Original Form 20-F.  Petrobras and PifCo are also including as Exhibit 16.1 to this Amendment No. 1 a copy of the letter from KPMG Auditores Independentes (“KPMG”), as required by Item 16F(a)(3) of Form 20-F.

Item 16F of the Original Form 20-F is revised by this Amendment No. 1 as follows:

Item 16F.                      Change in Registrant’s Certifying Accountant

On January 16, 2012, Petrobras and PifCo signed a contract with PricewaterhouseCoopers Auditores Independentes–PwC, under which PwC was hired to provide specialized technical accounting audit services for the fiscal years ended 2012, 2013 and 2014.  As a result of this contract, PwC replaced KPMG Auditores Independentes–KPMG, which provided specialized technical accounting audit services to Petrobras and PifCo for the fiscal years ended 2006 through 2011.  KPMG is engaged as the auditor of both Petrobras and PifCo for the fiscal years ended December 31, 2011, 2010 and 2009 until the filling of this Form 20-F with the Securities and Exchange Commission.

The change in auditors was made pursuant to regulations of the Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil, or CVM) that limit the consecutive terms that certain service providers may serve, and not as a result of KPMG’s resignation, dismissal or declination to stand for re-election.  Because of the limitations set forth in the applicable regulations, neither Petrobras nor PifCo sought to renew KPMG’s contract when it expired and KPMG did not attempt to stand for re-election.  The replacement of KPMG by PwC was approved by the board of directors of both Petrobras and PifCo as well as by the Audit Committee of Petrobras.

KPMG audited the financial statements of Petrobras and PifCo for the fiscal years ended December 31, 2011, 2010, 2009, 2008, 2007 and 2006. None of the reports of KPMG on the financial statements of Petrobras or PifCo for any of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years and until its contract expired, there were no disagreements with KPMG, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to KPMG’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no "reportable events" as that term is defined in Item 16F(a)(1)(v) of Form 20-F. KPMG did not audit any of the financial statements of Petrobras or PifCo for any period subsequent to December 31, 2011.

Petrobras and PifCo have provided KPMG with a copy of the foregoing disclosure, and have requested that KPMG furnish to Petrobras and PifCo a letter addressed to the Securities and Exchange Commission stating whether or not KPMG agrees with such disclosure. Petrobras and PifCo are including as Exhibit 16.1 to this Form 20-F a copy of the letter from KPMG as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2010 and December 31, 2011, neither Petrobras nor PifCo consulted with PwC regarding the application of accounting principles to a specific completed or proposed transaction or regarding the type of audit opinion that might be rendered by PwC on the financial statements of either Petrobras or PifCo. Further, PwC did not provide any written or oral advice that was an important factor considered by Petrobras or PifCo in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

This Amendment No. 1 consists of a cover page, this explanatory note, Item 19, Exhibit 16.1 and the signature pages and the required certifications of the chief executive officer and chief financial officer of each of Petrobras and PifCo.

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

No.	Description
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

8.1	List of subsidiaries.
12.1	Petrobras’ Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	PifCo’s Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Petrobras’ Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	PifCo’s Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent letter of KPMG.
15.2	Consent letter of KPMG.
15.3	Consent letter of DeGolyer and MacNaughton.
16.1	Letter from KPMG Auditores Independentes.

No.	Description
99.1	Third Party Reports of DeGolyer and MacNaughton.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on July 9, 2012.

Petróleo Brasileiro S.A.—PETROBRAS

By:   /s/ Maria das Graças Silva Foster
Name: Maria das Graças Silva Foster
Title:   Chief Executive Officer

By:   /s/ Almir Guilherme Barbassa
Name: Almir Guilherme Barbassa
Title: Chief Financial Officer and Chief Investor
           Relations Officer

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, on July 9, 2012.

Petrobras International Finance Company—PifCo

By:   /s/ Daniel Lima de Oliveira
Name: Daniel Lima de Oliveira
Title: Chairman and Chief Executive Officer

By:   /s/ Sérvio Túlio da Rosa Tinoco
Name: Sérvio Túlio da Rosa Tinoco
Title: Chief Financial Officer